Form 20-F
period 2002-12-31
MAGAL SECURITY SYSTEMS LTD
filed 2003-06-27
CIK 896494

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                                       or

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from __________ to __________

                         Commission file number 0-21388

                           Magal Security Systems Ltd.
                           ---------------------------
             (Exact name of Registrant as specified in its charter)

                                     Israel
                                     ------
                 (Jurisdiction of incorporation or organization)

                P.O. Box 70, Industrial Zone, Yahud 56100, Israel
                -------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class                    Name of each exchange on which registered
-------------------                    -----------------------------------------
        None                                              None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                  Ordinary Shares, NIS 1.0 par value per share
                  --------------------------------------------
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                      None
                                      ----
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

             7,696,517 Ordinary Shares, NIS 1.0 par value per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

    |X| Yes |_| No Indicate by check mark which financial statement item the registrant has elected to follow.

                             |_| Item 17 |X| Item 18

                                  INTRODUCTION

      Magal Security Systems Ltd. develops, manufactures, markets and sells complex computerized security systems, including a line of perimeter security systems, a video motion detection system and a security management system and provides video monitoring services. Our predecessor commenced operations in 1969 as a department specializing in perimeter security systems within the electronics division of Israel Aircraft Industries Ltd., or IAI. Effective April 1984, we purchased from IAI substantially all of the assets, and assumed substantially all of the related liabilities, of that department. In March 1993, we completed an initial public offering of 1,380,000 ordinary shares and in February 1997, we completed a public offering of an additional 2,085,000 ordinary shares. Our ordinary shares are traded on the Nasdaq National Market and on the Tel Aviv Stock Exchange under the symbol MAGS.

      Except for the historical information contained in this annual report, the statements contained in this annual report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in
Item 3.D. "Key Information-Risk Factors" and elsewhere in this annual report.

      We urge you to consider that statements which use the terms "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the U.S., we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

      Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. All references in this annual report to "dollars" or "$" are to U.S. dollars and all references in this annual report to "NIS" are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on June 17, 2003 was NIS
4.353 per $1.00.

      As used in this annual report, the terms "we," "us" and "our" mean Magal Security Systems Ltd. and its subsidiaries, unless otherwise indicated.

      Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms.

                                TABLE OF CONTENTS

                                                                                                       Page
                                                                                                       ----
PART I ..............................................................................................    1
     ITEM 1.      Identity of Directors, Senior Management and Advisers .............................    1
     ITEM 2.      Offer Statistics and Expected Timetable ...........................................    1
     ITEM 3.      Key Information ...................................................................    1
               A. Selected Consolidated Financial Data ..............................................    1

               B. Capitalization and Indebtedness ...................................................    2

               C. Reasons for the Offer and Use of Proceeds .........................................    2

               D. Risk Factors ......................................................................    2

     ITEM 4.      Information on the Company ........................................................   11
               A. History and Development of the Company ............................................   11

               B. Business Overview .................................................................   12

               C. Organizational Structure ..........................................................   26

               D. Property, Plants and Equipment ....................................................   26

     ITEM 5.      Operating and Financial Review and Prospects ......................................   27
               A. Results of Operations .............................................................   31

               B. Liquidity and Capital Resources ...................................................   37

               C. Research and Development, Patents and Licenses ....................................   41

               D. Trend Information .................................................................   41

     ITEM 6.      Directors, Senior Management and Employees ........................................   41
               A. Directors and Senior Management ...................................................   41

               B. Compensation ......................................................................   44

               C. Board Practices ...................................................................   45

               D. Employees .........................................................................   52

               E. Share Ownership ...................................................................   52

     ITEM 7.      Major Shareholders and Related Party Transactions .................................   54
               A. Major Shareholders ................................................................   54

               B. Related Party Transactions ........................................................   55

               C. Interests of Experts and Counsel ..................................................   57

     ITEM 8.      Financial Information .............................................................   57
               A. Consolidated Statements and Other Financial Information ...........................   57

               B. Significant Changes ...............................................................   58

     ITEM 9.      The Offer and Listing .............................................................   59
               A. Offer and Listing Details .........................................................   59

               B. Plan of Distribution ..............................................................   60

                                TABLE OF CONTENTS
                                   (continued)

                                                                                                       Page
                                                                                                       ----
               C. Markets ...........................................................................   60

               D. Selling Shareholders ..............................................................   60

               E. Dilution ..........................................................................   60

               F. Expenses of the Issue .............................................................   60

     ITEM 10.     Additional Information ............................................................   60
               A. Share Capital .....................................................................   60

               B. Memorandum and Articles of Association ............................................   60

               C. Material Contracts ................................................................   65

               D. Exchange Controls .................................................................   65

               E. Taxation ..........................................................................   65

               F. Dividends and Paying Agents .......................................................   77

               G. Statements by Experts .............................................................   77

               H. Documents on Display ..............................................................   77

               I. Subsidiary Information ............................................................   78

     ITEM 11.     Quantitative and Qualitative Disclosures about Market Risk ........................   78
     ITEM 12.     Description of Securities Other Than Equity Securities ............................   79

PART II .............................................................................................   79
     ITEM 13.     Defaults, Dividend Arrearages and Delinquencies ...................................   79
     ITEM 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds ......   79
     ITEM 15.     Controls and Procedures ...........................................................   79
     ITEM 16.     [Reserved] ........................................................................   80

PART III ............................................................................................   80
     ITEM 17.     Financial Statements ..............................................................   80
     ITEM 18.     Financial Statements ..............................................................   80
     ITEM 19.     Exhibits ..........................................................................   80

SIGNATURE ...........................................................................................   82

                                     PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

      Not applicable.

ITEM 2. Offer Statistics and Expected Timetable

      Not applicable.

ITEM 3. Key Information

A. Selected Consolidated Financial Data.

      We have derived the following selected consolidated financial data as of December 31, 2001 and 2002 and for each of the years ended December 31, 2000, 2001 and 2002 from our consolidated financial statements set forth elsewhere in this annual report that have been prepared in accordance with U.S. GAAP. We have derived the following selected consolidated financial data as of December 31, 1998, 1999 and 2000 and for each of the years ended December 31, 1998 and 1999 from our audited consolidated financial statements not included in this annual report. You should read the following selected consolidated financial data together with the section of this annual report entitled "Operating and Financial Review and Prospects" and our consolidated financial statements and notes thereto included elsewhere in this annual report.

                                                               Year Ended December 31,
                                               -----------------------------------------------------
                                                 1998        1999        2000        2001      2002
                                               --------    --------    --------    -------   -------
                                                        (in thousands except per share data)
Consolidated Statement of Income Data:
Revenues ...................................   $ 32,105    $ 31,967    $ 38,571    $41,020   $42,966
Cost of revenues ...........................     16,638      16,693      20,523     21,505    23,924
                                               --------    --------    --------    -------   -------
Gross profit ...............................     15,467      15,274      18,048     19,515    19,042
                                               --------    --------    --------    -------   -------
Operating expenses:
   Research and development, net ...........      2,259       2,676       2,975      3,054     3,128
   Sales and marketing .....................      5,781       5,820       7,129      7,933     8,642
   General and administrative ..............      4,610       4,104       4,661      4,949     4,938
                                               --------    --------    --------    -------   -------
Total operating expenses ...................     12,650      12,600      14,765     15,936    16,708
                                               --------    --------    --------    -------   -------
Operating income (loss) ....................      2,817       2,674       3,283      3,579     2,334
Financial income (expenses), net ...........       (217)       (127)       (214)        40       199
                                               --------    --------    --------    -------   -------
Income before taxes on income
   and write-off of investment in
   affiliate, net of taxes .................      2,600       2,547       3,069      3,619     2,533
Taxes on income ............................        337         259         180        452       645
                                               --------    --------    --------    -------   -------
Income before write-off of
   investment in affiliate .................      2,263       2,288       2,889      3,167     1,888
Write-off of investment in affiliate,
   net of taxes ............................         --         357          --         --        --
                                               --------    --------    --------    -------   -------
Net income .................................      2,263       1,931       2,889      3,167     1,888
                                               ========    ========    ========    =======   =======
Basic net earnings per share ...............   $   0.31    $   0.26    $   0.39    $  0.42   $  0.25
                                               ========    ========    ========    =======   =======
Number of shares used in computing
   basic net earnings per share ............      7,332       7,401       7,440      7,512     7,637
Diluted net earnings per share .............   $   0.31    $   0.26    $   0.38    $  0.41   $  0.24
                                               ========    ========    ========    =======   =======
Number of shares used in computing
   diluted net earnings per share ..........      7,341       7,473       7,525      7,694     7,834
Cash dividend per share ....................   $   0.10    $   0.10    $   0.13    $    --   $    --
                                               ========    ========    ========    =======   =======

      In August 2002, we distributed a 3% stock dividend. All share and per share data in the above table have been adjusted to reflect the stock dividend.

                                                                              As of December 31,
                                                               -----------------------------------------------
                                                                 1998      1999      2000      2001      2002
                                                               -------   -------   -------   -------   -------
                                                                                (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents (including
   short and long-term bank deposits) ......................   $13,320   $12,559   $14,792   $14,587   $14,876
Working capital ............................................    18,832    15,520    20,288    18,391    15,827
Total assets ...............................................    43,579    43,178    48,867    53,347    59,741
Short-term bank credit (including current maturities of
   long-term loans) ........................................     5,558     7,199     2,765     6,264    10,357
Long-term loans ............................................     3,381       193     6,302     5,038     4,698
Total shareholders' equity .................................    27,186    28,874    30,899    32,700    35,031

B. Capitalization and Indebtedness.

      Not applicable

C. Reasons for the Offer and Use of Proceeds.

      Not applicable.

D. Risk Factors.

      Our business, results of operations and financial condition could be seriously harmed due to any of the following risks, among others. If we do not successfully address the risks to which we are subject, our business, results of operations and financial condition may be materially and adversely affected and our share price may decline.

Risks Related to our Business

Sales of our products are dependent on government procurement procedures and practices. A substantial decrease in our customers' budgets would adversely affect our results of operations.

      Our perimeter security systems and security management systems are primarily sold to government agencies, government authorities and government-owned companies, many of which have complex and time-consuming procurement procedures. A substantial period of time often elapses from the time we begin marketing a product until we actually sell that product to a particular customer. In addition, our sales to government agencies, authorities and companies are directly affected by these customers' budgetary constraints and the priority given in their budgets to the procurement of our products. A substantial decrease in our governmental customers' budgets would adversely affect our results of operations.

Because we receive large product orders from a relatively small number of customers, our sales and operating results are subject to substantial periodic variations. Our revenues and operating results for a specific quarter may not be indicative of our future performance, making it difficult for investors to evaluate our future prospects based on the results of any one quarter.

      Due to the nature of our customers and products, we receive relatively large orders for our products from a relatively small number of customers. Consequently, individual orders from individual customers can represent a substantial portion of our sales in any one period and significant orders by any customer during one period may not be followed by further orders from the same customer in subsequent periods. In addition, we have a limited order backlog, which makes revenues in any quarter substantially dependent upon orders we deliver in that quarter.

Our sales and operating results are subject to very substantial variations. Because our quarterly performance is likely to vary significantly, the results of our operations for any quarter are not necessarily indicative of the results that we might achieve for any subsequent period. Consequently, quarter-to-quarter comparisons of our operating results may not be meaningful.

The loss of one or more of our key customers would result in a loss of a significant amount of our revenues.

      Relatively few customers account for a large percentage of our revenues. For the years ended December 31, 2000, 2001 and 2002, revenues generated from sales to the Israeli Ministry of Defense, or MOD, and the Israeli Defense Forces, or IDF, together accounted for 24.4%, 22.5% and 15.9%, respectively, of our revenues. For the years ended December 31, 2000, 2001 and 2002 revenues generated from sales to Azerbaijani Airlines, or Azal, accounted for 2.0%, 10.5% and 1.8%, respectively of our revenues. We cannot assure you that the MOD, IDF, Azal or any of our other major customers will maintain their volume of business with us or that, if such volume is reduced, other customers of similar volume will replace the lost business. The loss of one or more of these existing customers without replacement by a customer or customers of similar volume would have a material adverse effect on our financial results.

In 2001, we established Smart Interactive Systems, Inc. to meet the growing need for real-time video monitoring services. No assurance can be given that this company will be successful in the future. If this company is unsuccessful, our future results of operations may be adversely affected.

      In 2001, we established Smart Interactive Systems, Inc. to meet the growing demand for real-time video monitoring services for use in industrial sites, commercial businesses and VIP residences. We have invested $2.8 million in Smart Interactive Systems through December 31, 2002. Its operations to date have not been profitable and it has an accumulated deficit of $2.2 million as of December, 31, 2002. Smart Interactive Systems' success will be dependent upon its ability to penetrate the market for these services and upon customers' acceptance of these services. If Smart Interactive Systems is unable to market its services or if its services are not accepted by customers, we may lose our investment in this company and our future results of operations may be adversely affected.

If we do not receive the government approvals necessary for us to export the products we produce in Israel, our revenues may decrease.

      Under Israeli law, the export of products that we manufacture in Israel and/or certain know-how is subject to approval by the MOD. We must obtain permits from the MOD to initiate sales proposals with regard to these exports, as well as for actual export transactions. We cannot assure you that we will receive all the required permits for which we may apply in the future. If we do not receive the required permits for which we apply, our revenues may decrease.

The market for our products is characterized by changing technology, requirements, standards and products, and we may be adversely affected if we do not respond promptly and effectively to these changes.

      The market for our products is characterized by evolving technologies, changing industry standards, changing regulatory environments, frequent new product introductions and rapid changes in customer requirements. The introduction of products embodying new technologies and the emergence of new industry standards and practices can render existing products obsolete and unmarketable. Our future success will depend on our ability to enhance our existing products and to develop and introduce, on a timely and cost-effective basis, new products and product features that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of our customers. We cannot assure you that:

o we will be successful in developing and marketing new products or product features that respond to technological change or evolving industry standards;

o we will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products and features; or

o our new products and product features will adequately meet the requirements of the marketplace and achieve market acceptance.

We face risks associated with doing business in international markets.

      We make a large portion of our sales in markets outside of Israel and a key component of our strategy is to continue to expand in such markets, the most significant of which currently are the U.S., Europe, Azerbaijan and Asia. Our international sales efforts are affected by costs associated with the shipping of our products and risks inherent in doing business in international markets, including:

o     unexpected changes in regulatory requirements;

o     currency fluctuations;

o     export restrictions, tariffs and other trade barriers;

o     difficulties in staffing and managing foreign operations;

o     longer payment cycles;

o     difficulties in collecting accounts receivable;

o     political instability; and

o     seasonal reductions in business activities.

One or more of such factors may have a material adverse effect on us.

We are engaged in a highly competitive business. If we are unable to compete effectively, sales of our products will be materially and adversely affected.

      The business in which we are engaged is highly competitive. Some of our competitors and potential competitors have greater research and development, financial and personnel resources, including governmental support, or more extensive business experience than we do. If we are unable to compete effectively in the market for our products, sales of our products will be materially and adversely affected.

We may not be able to implement our growth strategy.

      As part of our growth strategy, we seek to acquire or invest in complementary, including competitive, businesses, products and technologies. Although we have identified potential acquisition candidates, we currently have no commitments or agreements with respect to any such acquisitions or investments and we cannot assure you that we will eventually be able to consummate any acquisition or investment. Even if we do acquire or invest in these businesses, products or technology, the process of integrating acquired assets into our operations may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business. In addition, we have limited experience in performing acquisitions and managing growth. We cannot assure you that the anticipated benefits of any acquisition will be realized. In addition, future acquisitions by us could result in potentially dilutive issuances of our equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect our operating results and financial position. Acquisitions also involve other risks, including risks inherent in entering markets in which we have no or limited prior experience and the potential loss of key employees and the risk that we may experience difficulty or delays in obtaining necessary permits.

We may not be able to protect our proprietary technology and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

      Our success and ability to compete depend in large part upon protecting our proprietary technology. We have 30 patents and have patent applications pending. We also rely on a combination of trade secret and copyright law and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology. It is our policy to protect our proprietary rights in our products and operations through contractual obligations, including confidentiality and non-disclosure agreements with certain employees and distributors. These measures may not be adequate to protect our technology from third-party infringement, and our competitors may independently develop technologies that are substantially equivalent or superior to ours. Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws.

We could become subject to litigation regarding intellectual property rights, which could seriously harm our business.

      Third parties may in the future assert against us infringement claims or claims that we have violated a patent or infringed upon a copyright, trademark or other proprietary right belonging to them. In addition, we purchase components for our turnkey products from independent suppliers. Certain of these components contain proprietary intellectual property of these independent suppliers. Third parties may in the future assert claims against our suppliers that such suppliers have violated a patent or infringed upon a copyright, trademark or other proprietary right belonging to them. If such infringement by our suppliers or us were found to exist, a party could seek an injunction preventing the use of their intellectual property. In addition, if an infringement by us were found to exist, we may attempt to acquire a license or right to use such technology or intellectual property. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

We depend on limited sources for components and if we are unable to obtain these components when needed, we will experience delays in manufacturing our products and our financial results may be adversely affected.

      We acquire most of the components utilized in our products, including, but not limited to, our turnkey products and certain services from a limited number of suppliers and subcontractors, most of whom are located in Israel. Certain of these suppliers are currently the sole source of one or more items upon which we are dependent. We cannot assure you that we will continue to be able to obtain such items from these suppliers on satisfactory terms. Temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results. For example, our subsidiary Senstar-Stellar Corporation, or Senstar, obtains triboelectric sensor cable for its Intelli-FLEX product from a sole supplier. If this sole supplier were to discontinue production of the triboelectric sensor cable, it would adversely affect Senstar's sales of its Intelli-FLEX product.

Undetected defects in our products may increase our costs and impair the market acceptance of our products.

      The development, enhancement and implementation of our complex systems entail substantial risks of product defects or failures. We cannot assure you that, despite testing by us and our customers, errors will not be found in existing or new products, resulting in delay or loss of revenues, warranty expense, loss of market share or failure to achieve market acceptance, or otherwise adversely affecting our business, financial condition and results of operations. Moreover, the complexities involved in implementing our systems entail additional risks of performance failures. We cannot assure you that we will not encounter substantial delays or other difficulties due to such complexities. Any such occurrence could have a material adverse effect upon our business, financial condition and results of operations. In addition, the potential harm to our reputation that may result from product defects or implementation errors could be damaging to us.

Volatility of the market price of our ordinary shares could adversely affect our shareholders and us.

      The market price of our ordinary shares has been, and is likely to be, highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

o     political, economic and other developments in the State of Israel;

o     terrorist attacks and other acts of war, and any response to them;

o actual or anticipated variations in our quarterly operating results or those of our competitors;

o announcements by us or our competitors of technological innovations or new and enhanced products;

o     developments or disputes concerning proprietary rights;

o     introduction and adoption of new industry standards;

o     changes in financial estimates by securities analysts;

o     market conditions or trends in our industry;

o     changes in the market valuations of our competitors;

o     announcements by us or our competitors of significant acquisitions;

o entry into strategic partnerships or joint ventures by us or our competitors; and

o     additions or departures of key personnel.

      In addition, the stock market in general, and the market for Israeli companies in particular, has been highly volatile. Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance.

We are controlled by Mira Mag Inc. and IAI, who, in the aggregate, beneficially own 54.3% of our ordinary shares and may therefore be able to elect all of our directors and exercise control over the outcome of matters requiring shareholder approval.

      Mira Mag Inc. and IAI, in the aggregate, beneficially own 54.3% of our outstanding ordinary shares. Mira Mag and IAI have entered into an agreement regarding, among other things, the election of our directors and granting first refusal rights on future sales of our ordinary shares. Our articles of association do not provide for cumulative voting rights for the election of directors. As a result, so long as Mira Mag and IAI control more than 50% of the voting rights attached to the ordinary shares represented at a general meeting of our shareholders, they will be able to elect all of our directors, except our external directors, and thus control our business, policies and affairs.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including higher tax rates and potentially punitive interest charges on the proceeds of sales of our ordinary shares.

      Generally, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes if for any taxable year 75% or more of our gross income is passive income, or 50% or more of our assets are held for the production of, or produce, passive income. If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income rather than capital gain income and having potentially punitive interest charges apply to the proceeds of sales of our ordinary shares. For a discussion on the consequences of being classified as a passive foreign investment company, see Item 10.E. "Additional Information-Taxation-Tax Consequences If We Are a Passive Foreign Investment Company" below. We believe that we were not a passive foreign investment company in 2002 and will not be a passive foreign investment company in 2003. However, the tests for determining passive foreign investment company status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination.

We are dependent on our senior management and key personnel, particularly Jacob Even-Ezra, our chairman and chief executive officer, and Izhar Dekel, our president, the loss of whom would negatively affect our business.

      Our future success depends in large part on the continued services of our senior management and key personnel. In particular, we are dependent on the services of Jacob Even-Ezra, our chairman and chief executive officer, and Izhar Dekel, our president. We carry key person life insurance for Jacob Even-Ezra and for Izhar Dekel. Any loss of the services of Jacob Even-Ezra, Izhar Dekel, other members of senior management or other key personnel would negatively affect our business.

Our failure to retain and attract personnel could harm our business, operations and product development efforts.

      Our products require sophisticated research and development, marketing and sales and technical customer support. Our success depends on our ability to attract, train and retain qualified research and development, marketing and sales and technical customer support personnel. Competition for personnel in all of these areas is intense and we may not be able to hire sufficient personnel to achieve our goals or support the anticipated growth in our business. If we fail to attract and retain qualified personnel, our business, operations and product development efforts would suffer.

Our non-competition agreements with our key employees may not be enforceable. If any of these employees leaves us and joins a competitor, our competitor could benefit from the expertise that our former employee gained while working for us.

      We currently have non-competition agreements with all of our key employees in Israel. These agreements prohibit these key employees from directly competing with us or working with our competitors in the event such key employees cease to work for us. Under current U.S. and Israeli law, we may not be able to enforce these non-competition agreements. If we are unable to enforce any of these agreements, our competitors that employ these former employees could benefit from the expertise these former employees gained while working for us. In addition, we do not have non-competition agreements with our U.S. employees.

Risk Relating to Our Location in Israel

Conducting business in Israel entails special risks.

      We are incorporated under Israeli law and our principal offices and manufacturing and research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a significant downturn in the economic or financial condition of Israel.

      Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since September 2000, there has been significant increase in violence, primarily in the West Bank and Gaza Strip, and the peace process between the parties has stagnated. Since the beginning of 2002 there has been a marked acceleration in the number and frequency of hostile incidents, including numerous lethal suicide attacks within the Israeli borders. In response, the Israeli army has made incursions into Palestinian controlled cities, towns and refugee camps. As a result of the hostilities between Israel and the Palestinian Authority, most Arab countries with which Israel had commercial and trading agreements have publicly announced the halt of these agreements. We could be negatively affected by adverse developments in the relationship between Israel and the Palestinian Authority, including the recent violence, or by restrictive laws or practices directed towards Israel or companies having operations in Israel.

      Most of our employees in Israel are subject to being called upon to perform military service in Israel, and their absence may have an adverse effect upon our operations. Generally, unless exempt, male adult citizens and permanent residents of Israel under the age of 54 are obligated to perform up to 36 days of military reserve duty annually and all such residents are subject to being called to active duty at any time under emergency circumstances. We cannot assess the potential impact of this obligations on our business. In addition, due to the hostilities between the State of Israel and the Palestinian Authority, the Israeli Ministry of Defense, or MOD, has issued emergency orders during 2002 to recruit a large number of reserve soldiers and may issue similar orders in the future. Any further escalation of the hostilities between Israel and the Palestinian Authority into a full-scale conflict might require more significant military reserve service by some of our employees, which may have a material adverse effect on our business.

Economic conditions in Israel have deteriorated.

      As a result of political instability, the increased level of hostilities with the Palestinian Authority and the world-wide economic crisis in the hi-tech and communication industries during 2001 and 2002, the Israeli rate of economic growth has deteriorated, the Israeli currency has been devaluated and the rate of inflation has increased. The Israeli Government has proposed certain budgetary cuts and other changes which were recently adopted by the Israeli Parliament. However, the impact on the Israeli economy of these and other measures that may eventually be adopted is uncertain. In addition, certain credit agencies have stated that they are reviewing Israel's credit rating. Should such agencies lower Israel's credit rating, the ability of the Israeli government to generate foreign financial and economic assistance may be adversely affected. Further, as a result of the above, the Israeli banks have increased the interest rates on US dollar denominated loans. We cannot assure you that the Israeli government will be successful in its attempts to stabilize the Israeli economy or to maintain Israel's current credit rating. Economic decline as well as price, exchange rate instability and interest rate increases may have a material adverse effect on us.

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli Shekel against the dollar.

      A portion of our expenses, primarily labor expenses, is incurred in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation will lag behind inflation in Israel. Although in 1998 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation in Israel, a reversal from prior years which benefited us, in 1999, 2000, 2001 and 2002, the inflation rate in Israel exceeded the rate of devaluation of the NIS against the dollar. Since the beginning of 2003, the NIS has increased approximately 8.1% against the dollar. In addition, since part of our sales are quoted in NIS, and a portion of our expenses are incurred in NIS, our results may be adversely affected by a change in the rate of inflation in Israel if the amount of our revenues in NIS decreases and is less than the amount of our expenses in NIS (or if such decrease is offset on a lagging basis) or if such change in the rate of inflation is not offset, or is offset on a lagging basis, by a corresponding devaluation of the NIS against the dollar and other foreign currencies.

      If the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar or the timing of this devaluation lags behind inflation in Israel our expenses in NIS in relation to the dollar will increase and our operating results may be adversely affected.

We may be adversely affected by the recent tax reform in Israel.

      On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

We currently benefit from government programs and tax benefits that may be discontinued or reduced.

      We currently receive grants and tax benefits under Government of Israel programs. In order to maintain our eligibility for these programs and benefits, we must continue to meet specified conditions, including, but not limited to, making specified investments in fixed assets and paying royalties with respect to grants received. In addition, some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits we receive could be canceled and we could be required to refund any payments previously received under these programs or pay increased taxes or royalties. The Government of Israel has reduced the benefits available under these programs in recent years and these programs and benefits may be discontinued or curtailed in the future. If the Government of Israel ends these programs and benefits, our business, financial condition, results of operations and net income could be materially adversely affected.

The tax benefits that we currently receive from our approved enterprise programs require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to pay additional taxes and would likely be denied these benefits in the future.

      The Investment Center of the Ministry of Industry and Trade of the State of Israel has granted approved enterprise status to certain of our manufacturing facilities. Starting from when we begin to generate net income from these approved enterprise programs, any portion of our income derived from these approved enterprise programs will be exempt from tax for a period of two to four years and will be subject to a reduced tax for an additional five to eight years, depending on the percentage of our share capital held by non-Israeli citizens. The benefits available to our approved enterprise programs are dependent upon the fulfillment of conditions stipulated in applicable law and in each program's certificate of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future.

Provisions of Israeli law may delay, prevent or make difficult a merger or an acquisition of us, which could prevent a change of control and therefore depress the price of our ordinary shares.

      Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or other acquisition of us. The Israeli Companies Law, 5739-1999, known as the Companies Law, generally requires that a merger be approved by a company's board of directors and by shareholder vote at a shareholders' meeting that has been called on at least 21 days' advance notice. Any creditor of a merging party may seek a court order blocking the merger if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of any party to the merger. Moreover, a merger may not be completed until at least 70 days have passed from the time that the merger proposal was filed with the Israeli Registrar of Companies.

      Other potential means of acquiring a public Israeli company might involve significant obstacles, such as a requirement for court approval for the acquisition. In addition, a body of case law has not yet developed with respect to the Companies Law. Until this happens, uncertainties will exist regarding its interpretation.

      Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than do U.S. tax laws. For example, Israeli tax law may subject a shareholder who exchanges our ordinary shares for shares in another corporation to immediate taxation. These provisions of Israeli corporate and tax law and the uncertainties surrounding such law may delay, prevent or make more difficult a merger or acquisition involving our company. This could prevent a change of control in our company and limit a shareholder's ability to receive a premium in a change of control transaction.

ITEM 4. Information on the Company

A. History and Development of the Company.

      We were incorporated under the laws of the State of Israel on March 27, 1984 under the name Magal Security Systems Ltd. We are a public limited liability company under the Israeli Companies Law, 5739-1999 and operate under this law and associated legislation. Our principal executive offices and primary manufacturing and research and development facilities are located near Tel Aviv, Israel, in the Yahud Industrial Zone. Our mailing address is P.O. Box 70, Industrial Zone, Yahud 56100, Israel and our telephone number is 972-3-539-1444. Our agent for service of process in the U.S. is Senstar-Stellar Inc., 43184 Osgood Road, Fremont, CA, 94539. Our address on the Internet is www.magal-ssl.com. The information on our website is not incorporated by referance into this annual report.

      We develop, manufacture, market and sell complex computerized security systems, including a line of perimeter security systems, a video motion detection system and a security management system and provides video monitoring services.

      Our predecessor commenced operations in 1969 as a department specializing in perimeter security systems within the electronics division of Israel Aircraft Industries Ltd., or IAI, one of Israel's largest industrial companies. Effective April 1984, we purchased from IAI substantially all of the assets, and assumed substantially all of the related liabilities, of that department. In 1987, we acquired a taut wire perimeter intrusion detection line from a competitor.

      In March 1993, we completed an initial public offering of 1,380,000 of our ordinary shares and in February 1997, we completed a follow-on offering of an additional 2,085,000 ordinary shares. Our ordinary shares are traded on the Nasdaq National Market and on the Tel Aviv Stock Exchange under the symbol MAGS.

      In May 1993, Stellar Security Products Inc., or SSP, our indirect wholly-owned California subsidiary, acquired certain operating assets from, and assumed certain liabilities of, a California-based subsidiary of the Wackenhut Corporation. SSP was engaged primarily in the development, manufacture and marketing of outdoor perimeter security systems, complementary to the security systems we manufactured.

      Effective as of January 1, 1997, we purchased all of the outstanding shares of Senstar Corporation, a leading supplier of outdoor perimeter intrusion detection devices for commercial, governmental, military, correctional and residential applications, from a subsidiary of Daimler-Benz. We also acquired the assets and activities comprising the civil security systems business of Dornier GmbH, an indirect wholly-owned German subsidiary of Daimler-Benz, responsible for the sale and servicing of Senstar products in Europe as well as certain related research and development activities. The acquisitions of Senstar and of the various Dornier businesses are collectively referred to in this annual report as the Senstar acquisition. Following the consummation of the Senstar acquisition, SSP changed its name to Senstar-Stellar, Inc., or SSI, and Senstar Corporation changed its name to Senstar-Stellar Corporation, or Senstar. We transferred the business we acquired from Dornier to Senstar GmbH, our newly-formed indirect wholly-owned subsidiary.

      Effective as of September 1, 1997, we purchased substantially all of the assets and business and assumed certain liabilities of Perimeter Products, Inc., or PPI. PPI designs, develops, manufactures and markets perimeter security systems.

      In December 1999, PPI acquired certain assets of Racon Inc. for approximately $423,000. Racon manufactures sensors for outdoor intrusion detection systems utilizing microwave technology.

      In 2001, we established Smart Interactive Systems to meet the growing need for real-time video monitoring security services in commercial locations. In 2002 Smart Interactive Systems initiated its first efforts to penetrate this market.

      For a discussion of our capital expenditures and divestitures, see Item 5.B. "Operating and Financial Review and Prospects-Liquidity and Capital Resources."

B. Business Overview.

General

      We develop, manufacture, market and sell complex computerized security systems, including:

o a line of perimeter security systems and a video motion detection system, which automatically detect and locate intruders and identify the nature of intrusions; and

o MagNet, a security management system that integrates the management, control and display of various security systems into a single, real-time database.

      We also provide video monitoring services.

      Our systems are used in more than 70 countries to protect aircraft, national borders and sensitive facilities, including military bases, power plant installations, airports, postal facilities, prisons and industrial locations, from terrorism, theft and other security threats.

Industry Background

      Perimeter Security and Video Motion Detection Systems

      Perimeter security systems enable customers to monitor, limit and control access by unauthorized personnel to specific regions or areas. High-end perimeter systems are sophisticated in nature and are used by correctional facilities, military installations, power companies and other high-security installations. We believe that we are a leading provider of security systems and maintenance in this industry.

      Security Management Systems

      The deployment of multiple security systems creates the need for a system that can manage and control these systems through a single database. In response to this need, we offer MagNet, a security management system that integrates the management, control and display of various security systems, both outdoor, such as perimeter security systems, and indoor, such as fire detection, entry monitoring and alarm systems, into a single, real-time database.

      Video Monitoring Services

      The rapid consolidation of some of the largest companies in the electronic security services industry combined with their overall emphasis on residential security has led to fewer providers of high quality, innovative commercial electronic security services. We believe that the potential market for commercial real-time video monitoring security services is large and that within a few years most of the security systems used at industrial and commercial sites will adopt video monitoring systems as the preferred method of surveillance and protection. Consequently, in 2001, we established Smart Interactive Systems to provide commercial real-time video monitoring security services.

Business and Marketing Strategy

      Our primary objective is to become a leading provider of security systems worldwide. To achieve this objective, we have implemented a business strategy incorporating the following key elements:

      Refine and Broaden Product Line. We have identified the security needs of our customers and intend to develop new products to meet those needs. We also intend to continue to focus on improving the sensitivity, detection ability and reliability of our products. During 2002, we invested 7% of our revenues in developing new products, expanding the capabilities of existing products and making custom enhancements for specific projects.

      Enter New Markets and Strengthen Presence in Existing Markets. We intend to penetrate new geographic markets by various means, including the establishment of alliances with local distributors. As part of this effort we entered into a new market in Romania, and signed a contract to protect the Otopeni International Airport in Bucharest. In connection with this transaction we established a new subsidiary in Romania. We also intend to increase our marketing efforts in our existing markets and to acquire or invest in complementary, including competitive, businesses, products and technologies.

      Leverage Existing Customer Base; Cross-Market Products. We believe that we have the capability to offer certain of our customers a comprehensive security package. As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications. We intend to expand the depth and breadth of our existing customer relationships while initiating similar new relationships.

      Offer Comprehensive Turnkey Solutions. By broadening our product range to include both indoor and outdoor security systems and by developing our MagNet security management system, we have acquired the ability, and have begun to offer, comprehensive turnkey security solutions that provide an entire process of security implementation. These projects entail:

o     in-depth threat analysis;

o     determination of the appropriate hardware and software solutions;

o     training sessions for systems operators; and

o upon customer approval, integration of the required systems into our MagNet security management system.

      We believe that the market for turnkey security solutions presents a significant opportunity. We intend to place an emphasis on offering these turnkey solutions in keeping with our objective of becoming a leading provider of comprehensive security solutions.

Products and Services

      Perimeter Security Systems

      Our line of perimeter security systems consists of the following:

o     taut wire perimeter intrusion detection systems;

o     INNO Fence;

o     vibration detection systems; and

o     field disturbance sensors.

      Our line of perimeter security systems utilizes sophisticated sensor devices to detect and locate intruders and identify the nature of intrusions. Our perimeter security systems have been installed along more than 6,000 kilometers of borders and facility boundaries throughout the world, including more than 600 correctional institutions in the U.S. and additional correctional institutions in several other countries. In addition, we have installed several hundred miles of high-security electronic fences along Israel's borders to assist in preventing unauthorized entry and infiltration. The IDF has tested our perimeter security products along with those of several of our competitors. Our system and two competitor's systems were the only systems to pass the IDF's tests successfully and to be approved by the MOD for participation in the MOD's bid for perimeter security systems.

      Taut Wire Perimeter Intrusion Detection Systems. Our taut wire systems consist of wire strung at high tension between anchor posts. Sensor posts are located at the middle between anchor posts. These sensor posts contain one or more devices that detect changes in the tension being exerted on and by the taut wires. Any force applied against these wires, or released from them, as by cutting, unless within the parameters designed into the sensors themselves or programmed into the central control units, automatically triggers an alarm. Thus, we use taut wire fences as both an integral component of an intruder detection system and as a physical barrier to infiltration.

      The sealed sensors are not affected by radio frequency interference, climatic or atmospheric conditions, or electrical transients from power lines or passing vehicles. The sensors self-adjust to, or remain unaffected by, extreme temperature variations, minor soil movements and other similar environmental changes that might trigger false alarms in less sophisticated systems. Our taut wire systems are designed to discriminate automatically between fence tension changes typically caused by small animals or violent weather and forces more typically exerted by a human intruder.

      Our taut wire systems offer customers a wide range of installation options. Sensor posts can be as far as 200 feet apart, with relatively inexpensive ordinary fence anchor posts between them. These systems may stand alone, be mounted on a variety of fence posts or added to an existing wall or other structure, or mounted on short posts, with or without outriggers.

      Taut wire perimeter systems have been approved by various Israeli and U.S. security and military authorities. We have installed several hundred kilometers of these fences along Israel's borders to assist in preventing unauthorized entry and infiltration. Our taut wire systems cost approximately $50-$100 per meter.

      INNO Fence. The INNO Fence is a perimeter intrusion detection system in which fiber-optic technology is contained in, and disguised as, an ordinary decorative fence. The INNO Fence is a high-security product intended for customers who must balance security concerns and aesthetic considerations. These customers include private and official residences, embassies and consulates, commercial locations within industrial areas and cultural and religious institutions. The INNO Fence system detects intrusions utilizing a fiber-optic cable sensor located on top of the fence structure beneath the INNO Fence cover. Optical fibers then transmit detection data to one of our microprocessor-based control units, which then performs various data analysis and automatic alarm functions, such as locating the intrusion along the site's perimeter. The INNO Fence costs approximately $100-$250 per meter.

      Vibration Detection Systems. We offer two types of vibration detection systems. While less sensitive than taut wire installations, the adaptability of these systems to a wide range of pre-existing barrier structures makes these products viable alternatives for cost-conscious customers. Our vibration detection devices are most effective when installed on common metal fabric fences, such as chain link or welded mesh. In our BARRICADE 500 model, pairs of electro-mechanical sensors are attached to fence panels three meters apart on any of several common types of fence structures. Once attached to the fence, each sensor detects vibrations in the underlying structures. The sensor system's built-in electro-mechanical filtering combines with system input from a weather sensor to minimize the rate of false alarms from wind, hail or other sources of nuisance vibrations.

      Intelli-FLEX and FPS microprocessor-based triboelectric and piezoelectric cable fence sensors are vibration sensitive transducers. Both systems detect any attempt to cut, climb or penetrate the fence and both have microphonic properties. The microphonic feature permits audio to be used for low-cost alarm assessment, providing users with an additional tool for determining the nature of an attempted intrusion. Our vibration detection systems cost between $15-$50 per meter.

      Field Disturbance Sensors. We offer two types of field disturbance sensors. The Intelli-Field volumetric electronic field disturbance sensor can be installed outdoors on fences, buildings or as free-standing units. The Perimitrax buried volumetric field disturbance sensor can be buried in most types of soil and paved areas and uses "leaky coax" technology to detect attempted perimeter penetrations. Both systems detect intrusions before the intruder touches the sensor. The Intelli-Field system costs approximately $50-$100 per meter and the Perimitrax system costs approximately $70-$100 per meter.

      Video Motion Detection System

      Our Video Motion Detection System, or DTS, utilizes advanced video image processing technology to detect, locate and track intruders automatically. The system, which was introduced in 1993, experiences fewer false alarms than most competing products because it is able to distinguish automatically between human and other forms of infiltration.

      DTS is a detection and tracking system that combines our image processing technology with input from ordinary video surveillance cameras to detect, locate and track intruders without continuous human monitoring. Our DTS image processing and graphics overlay cards and software, when installed in IBM-compatible personal computer, enable that computer to process video signals, including signals from visible light, infrared and other camera types. Our image processing software incorporates a learning cycle that permits the system to analyze the protected area, including such variable features as changing weather and lighting conditions, to reduce false alarms. A DTS user can program all the parameters used to define an alarm condition, including, for example, intruder speed, object size, threat direction and distance traveled. The user can also designate specific areas within the camera's field of view to be protected. Each camera in a multiple camera system can be monitored using different parameters. Parameters can be switched manually, automatically or by external inputs, and the cameras can be assigned relative priorities for computer monitoring. These features enable the DTS video motion detection system to identify an intruder and then track the intruder in real-time on screen and emit an alarm without the need for continuous human monitoring.

      When DTS detects an intruder, the control computer automatically generates an alarm and records the first visual frame of the alarm event on its hard disk. The system's video monitor will then display the intruder's track across the camera's field of view. The intruder's track can also be recorded on an optional computer-controlled videocassette recorder or DVR. Each DTS integrated circuit board can monitor up to four cameras, so that by using eight empty card slots, a single computer can be equipped to monitor up to thirty-two cameras. The DTS system costs approximately $10,000 for the first card and tracking graphics overlay card and $8,000 each for up to seven additional system cards. Elta Electronics Industries Ltd., a subsidiary of IAI, developed the DTS for us.

      X-Ray Screening and Detection Systems

      Cargo Pallet Screening Machine. We and Rapiscan Security Products Inc., an unaffiliated manufacturer in the U.S., have jointly developed cargo pallet screening machines. In 1996, we were awarded a $3.2 million competitive tender and signed a contract to supply four pallet screening machines to the Customs Authority in Israel.

      In 1997, Rapiscan received another tender for 16 cargo pallet screening machines and contracted with us for the installation and maintenance of these systems. This installation and maintenance amounted to approximately $2,250,000, or 15% of the approximately $15 million contract price. In 1998, Rapiscan notified us that it was withdrawing from its agreement with us and has since filed suit for sums it claims to be entitled to under the agreement, see Item 8.A. "Financial Information-Consolidated Financial Statements and Other Financial Information-Legal Proceedings."

      Automatic Explosive Device Detection System - AISYS. From 1991 to 2000, we sold an explosive device detection system, known as AISYS. However, because the AISYS system was not approved by the FAA, we ceased manufacturing the AISYS system in 2000. Since 2000, we have not sold any AISYS systems, but have performed upgrades and maintenance services on systems we had previously sold.

      Security Management System

      MagNet, our security management system, integrates the management, control and display of various security systems into a single, real-time database. MagNet, which is based on computer communications and controlled by a unique server developed by us, converts in real-time data received from field units, analyzes that data and transmits operational commands accordingly. It also generates alarms to indicate problems with any connected security system and provides explanations as to the causes of the alarms. MagNet displays video pictures of the alarm source, using an advanced video matrix with a user-friendly interface. The operational commands transmitted by MagNet are routed back to the field units or to operator workstations which then convert these commands to visual information and allow the system operator to respond and influence the system's operation.

      MagNet integrates various detection technologies, including infrared and microwave, and enables multiple operators to simultaneously control the system. It can serve and manage multiple (similar or different) security systems, sensors, detectors and controllers, and is unaffected by the distance between the various system components under its control. MagNet can integrate and control both outdoor security systems and indoor security systems, and its open architecture enables operation with systems manufactured by other manufacturers as well as those manufactured by us. Data can be entered into the MagNet system from anywhere in the world through the Internet, provided appropriate authorization exists. In addition, MagNet's TCP/IP protocol and Ethernet boards, using the Windows NT operating system, allow the system to use a wide range of communications media, such as telephone lines, fiber optics and wireless communication. MagNet operates with, and can provide solutions for, various types of security configurations, as well as adaptations for additional and new security systems.

      During 2002, we made major improvements to MagNet as a result of a security project we carried out for an Indian client. Among the improvements were:

o Connection, interfacing and control for Alarm panels used in standard ID Contact protocol;

o     Control of compressed video for thousands of sites; and

o Creating/monitoring and controlling of "Call Center" for audio connection between thousands of remote sites.

Video Monitoring Services

      Smart Interactive Systems' video monitoring services integrate sensors and video cameras located in a protected area that then transmit the visual information of activity in the area to a central monitoring station for analysis and response. Smart Interactive Systems' video transmission and interactive monitoring services provide complete control of remote surveillance systems from a central location, thus increasing site security while eliminating or reducing the need for security guards to patrol areas monitored by video equipment. Smart Interactive Systems' video transmission systems allow a central operator to remotely control gates and lights, as well as a particular camera's pan, tilt and zoom functions and allow the operator to communicate with people at a remote site. The operator can also monitor and shut down malfunctioning equipment from a central location.

      Smart Interactive Systems provides remote video verification services and remote video surveillance services. Smart Interactive Systems' verification systems are activated by an event, such as an illegal entry or tampering with property. Within seconds of an event being triggered by an intrusion, Smart Interactive Systems' systems automatically store the video images which are then sent to a central control room. The use of audio response to an event allows the control room operator to effectively stop a developing incident by broadcasting a warning message directed at the intruder. In addition, the control room operator can replay video images captured before and after the event to verify a criminal intrusion. Smart Interactive Systems' operators are then able to respond to the intrusion quickly and effectively by summoning police assistance or an entity's appropriate internal security response team. Smart Interactive Systems' central monitoring station is able to provide instantaneous security responses across the U.S.

      Smart Interactive Systems' surveillance systems also allow active viewing of an area on a predetermined schedule, at random or on demand. Smart Interactive Systems' services are designed to provide for ease of connectivity. All that is needed for connectivity is a regular telephone line or broadband connectivity. Images are captured by a video camera and are then digitally compressed prior to being relayed, depending on the user's choice, over a standard analog or high-quality digital communication line to the central monitoring location. Hi-speed digital modems ensure the signal is moved over the communications network without error. At the receiving end, the output signal is taken and processed for display on a standard video monitor.

Marketing, Sales and Distribution

      We have marketed our systems primarily to government agencies, government authorities and government-owned companies. However, the activities of certain of these government bodies, are increasingly being privatized in jurisdictions throughout the world. We believe that our reputation as a vendor of high-security products in one of the world's most security-conscious countries often provides us and our sales representatives with direct access to senior government and corporate officials in charge of security matters elsewhere. In recent years, we began investing resources in the distribution of perimeter intrusion detection systems to private corporations, specifically high-tech companies. We attempt to initiate contact with potential customers at trade shows, where we demonstrate our products and distribute promotional materials. After initial discussions, we generally seek to provide potential customers with products on a trial basis or in a small-scale installation. We believe that this affords prospective purchasers an opportunity to assess our products over a sustained period of time under realistic conditions. We have sales offices located in the United Kingdom, Germany, Mexico, the U.S. and China.

      Perimeter Intrusion Detection Systems. We generally sell our perimeter intrusion detection systems to exclusive distributors for various geographic territories or for specific projects. These exclusive distributors then resell these products at prices negotiated with their respective customers. In some cases, however, we pay commissions on these third-party sales either to the distributor or to the sales representatives responsible for facilitating the transaction. In addition to marketing activities, some of our distributors also provide installation and maintenance services for our products. We currently sell our perimeter intrusion detection systems to over thirty distributors, who then resell these systems. We occasionally use agents to find suitable distributors and pay finders' fees to these agents for their services.

      Since 1988, we have granted an unaffiliated third party the exclusive right to distribute our taut wire detection systems in the U.S. and Canada. We may terminate this distributor's exclusivity if the distributor fails to meet certain minimum purchase requirements and other performance standards.

      Video Motion Detection System, DTS. Since 1993, we have continued to improve our DTS system to make it more user-friendly and to meet other customer expectations. We have participated in exhibitions in Europe, South America and the Far East to promote the DTS system. In the U.S., we distribute the DTS system through an unaffiliated exclusive distributor who is subject to minimum purchase requirements.

      Security Management System and Turnkey Projects. Our marketing efforts for MagNet and its turnkey projects consist of direct contact with potential customers. We offer the MagNet system primarily as part of comprehensive turnkey project solutions or, at the customer's preference, as a stand-alone product.

      Video Monitoring Services. Smart Interactive Systems offers its services mainly to industrial sites, commercial businesses, educational facilities and VIP residences. Smart Interactive Systems sells its services through its direct sales force.

      The following table shows the breakdown of our consolidated sales for the calendar years 2000, 2001 and 2002 by operating segment:

                                                      Year Ended December 31,
                                                   -----------------------------
                                                     2000       2001       2002
                                                   -------    -------    -------
                                                           (In thousands)
Perimeter .....................................    $33,910    $34,893    $36,435
Projects ......................................      3,802      5,004      5,340
Video Monitoring ..............................         --        142        238
Other .........................................        859        981        953
                                                   -------    -------    -------
                                                   $38,571    $41,020    $42,966
                                                   =======    =======    =======

Seasonality

      Our operating results are characterized by a seasonal pattern, with a higher volume of sales towards the end of the year. This pattern, which is expected to continue, is mainly due to two factors:

o our customers are mainly budget-oriented organizations with lengthy decision processes which tend to mature late in the year; and

o due to weather and other conditions, revenues are often postponed from the first quarter to subsequent quarters.

      See also Item 3.D. "Key Information-Risk Factors-Sales of our products are dependent on government procurement procedures and practices," and "-Because we receive large product orders from a relatively small number of customers, our sales and operating results are subject to substantial periodic variations."

Customers

      The following table shows the geographical breakdown of our consolidated sales for the calendar years 2000, 2001 and 2002:

                                                     Year Ended December 31,
                                               ---------------------------------
                                                 2000         2001         2002
                                               -------      -------      -------
                                                         (In thousands)
Israel ..................................      $13,150      $13,135      $11,350
Europe ..................................        6,126        5,420        6,399
U.S. ....................................       10,721       11,358       12,641
Azerbaijan ..............................          789        4,577          756
Canada ..................................        1,860        2,035        4,324
Other ...................................        5,925        4,495        7,496
                                               -------      -------      -------
                                               $38,571      $41,020      $42,966
                                               =======      =======      =======

      For the years ended December 31, 2000, 2001 and 2002, revenues generated from sales to the MOD and the IDF accounted for 24.4%, 22.5% and 15.9%, respectively, of our revenues. For the years ended December 31, 2000, 2001 and 2002 revenues generated from sales to Azal accounted for 2%, 10.5% and 1.8%, respectively, of our revenues (see note 16.b. of the notes to our consolidated financial statements). We cannot assure you that the MOD, IDF, Azal or any of our other major customers will maintain their volume of business with us or that, if such volume is reduced, other customers of similar volume will replace the lost business. The loss of one or more of these existing customers without replacement by a customer or customers of similar volume would have a material adverse effect on our financial results.

      Perimeter Security Systems. Within Israel, we have installed high-security taut wire electronic fences over several hundred kilometers of Israel's borders. We have sold a number of our high-security fence systems to protect other locations in Israel, including Ben-Gurion International Airport, IAI, facilities of the Israel Electric Company, the Knesset, industrial plants, prisons and military bases. Outside Israel, our high-security fence systems have been purchased to protect various sites, including military installations, refineries, conventional and nuclear power stations, oil tank farms, industrial facilities, storage areas and warehouses, royal palaces and presidential residences in various European countries, the U.S., Azerbaijan, Canada, and in South America and the Far East.

      Currently, airport security activities concentrate almost exclusively on screening passengers and luggage within the airport terminal in connection with passenger check-in. We are aware of only a few airports in the world which currently have high-security perimeter protection systems to prevent infiltrators from reaching the airport's tarmac from outside. Most of these airports utilize a system manufactured by us. In marketing our high-security fence systems, we target authorities responsible for airport security. To date, we have sold and installed on a trial basis a limited amount of fencing at certain airports in Israel, Europe, the U.S. and the Far East. We are continuing to negotiate with authorities in several other countries to install our fences around airports. However, we cannot assure you that any sales will result from these negotiations.

      Our high-security fence systems offer prison authorities the opportunity to address an escape attempt in real-time, rather than at the next roll-call, which may be several hours after the escape. Our high-security fence systems have already been installed in prisons in Australia, Europe, Israel, the U.S. and the Far East.

      The IDF has tested our perimeter security products along with those of several of our competitors and our system and two competitor's systems were the only systems to be approved for participation in the MOD's bid for perimeter security systems. In April and May 2000, the MOD ordered new perimeter security systems from us for approximately $9 million in the aggregate. We delivered most of these orders during 2000. In March 2001, we won a $2 million bid of the MOD to install a new perimeter security system along Israel's borders. In September 2001, we won a $1.4 million bid of the MOD to perform restoration work along the Gaza Strip border and a $500,000 bid of the MOD to protect the MOD's headquarters. In July 2002, we received a $1.5 million order from the MOD to install additional perimeter intrusion detection systems along the Gaza Strip border.

      In September 2002, we won 80% of the bids published by the MOD for the installation of intrusion detection systems along the seam line between Israel and the West Bank. The bids issued by the MOD were for approximately 125 kilometers, or only one third of the total project. To date, we have won bids having a value of approximately $15 million to install intrusion detection systems along approximately 100 kilometers. The first stage of this project, which was for $2.4 million, was completed during the fourth quarter of 2002. Most of the remainder of the project is expected to be installed in 2003.

      In January 2002, Senstar received a $1 million contract from Public Works and Government Services Canada on behalf of Correctional Service Canada to supply and install over 700 security cameras and video surveillance equipment to 27 correctional facilities across Canada. In April 2002, Senstar signed a second contract worth approximately $2.2 million to supply and install Senstar's Perimitrax sensor as part of Correctional Service Canada's overall perimeter detection security system at nine of its facilities. Senstar will also provide operational and maintenance training, as well as a quantity of spare parts and test equipment and integration into the existing perimeter intrusion detection system integration units. Installations at six sites, valued at approximatly $1.6 million, were completed during 2002 and the balance of the contract ($600,000) is expected to be completed during 2003.

      In April 2002, we received orders of approximately $750,000 to protect major sensitive installations in Israel. Revenues from the majority of these orders was reflected in our 2002 financial results. The orders were for a number of our security systems, including our vibration intrusion detection system, video motion detection system, CCTV cameras and other security systems, all controlled by MagNet, our security management system.

      In July 2002, we received a $850,000 order to protect a major correctional facility in Southeast Asia. We are acting as a sub-contractor for Megason Electronics and Tyco, who won the tender for the total protection of this facility. Our part in this project includes providing Perimeter fencing, combined with taut wire intrusion detection systems, CCTV cameras and video motion detection systems.

      In October 2002, we received an order of approximately $250,000 to install an additional perimeter security system at the International Ben-Gurion Airport. Pursuant to the order, we will install a DTR-2000 taut wire intrusion detection system as well as CCTV cameras. For the past 15 years we have been supplying perimeter intrusion detection systems to protect Ben-Gurion Airport, with aggregate sales of approximately $2.5 million.

      In December 2002, SSI and Senstar signed contracts to supply perimeter intrusion detection systems to correctional facilities in Canada and to a prison in the state of Pennsylvania. The total amount of both contracts is approximately $2.3 million, of which orders for $500,000 were executed in 2002. Senstar will design, supply, install and test its Intelli-Flex fence disturbance systems at twelve Correctional Service Canada institutions located across Canada and will also provide operational and technical training. The Intelli-FLEX sensors will be integrated into the existing perimeter intrusion detection system (PIDS) integration unit. As of June 2003, 95% of this project has been completed, with the balance anticipated to be completed by March 31, 2004.

      In March 2003, we received a $300,000 order to protect sensitive installations in Thailand. This order was completed by the end of the first quarter of 2003.

      Video Motion Detection System, DTS. We are currently focusing our efforts on attracting customers through upgrading outdoor systems that are currently installed at prisons, factories, government buildings and other security-conscious installations. In addition to our traditional customers, customers of this product include private companies and utilities companies such as refineries and electric power stations.

      Security Management System and Turnkey Projects. Since its introduction, we have sold our MagNet security management system to several customers, including large international high-technology companies in Israel and abroad.

      In December 1999, we signed an approximately $5.7 million agreement (including interest) with Azal to protect its international airport in Azerbaijan. We have received $2.8 million in installment payments under this agreement and will receive the remaining installments according to a predetermined schedule which ends in December 2004. According to this agreement, we are scheduled to receive payments of approximately $1.3 million in each of 2003 and 2004 and $176,000 in 2005.

      In March 2000, we received a $2.7 million order to protect a large industrial facility in India. This order consititued the first stage of a comprehensive security installation for this facility and included a variety of our security systems, all controlled by MagNet. During 2000 and 2001, we received an aggregate of approximately $800,000 in additional orders.

      In May 2002, we received an approximately $4 million order to protect communication facilities in India. We completed the majority of this order during 2002, with the associated revenues reflected in our financial results for the year 2002. In March 2003, we recived a $0.7 million order that constitutes the second stage of this project, which is expected to be completed by the end of the second quarter of 2003. These orders, from a large Indian entity, constitute the first and second stages of a comprehensive security installation program and follows $3.5 million in orders executed for another company of the same Indian concern.

      At the end of 2002 we won a bid to protect the Otopeni International Airport in Bucharest, Romania. The contract totals approximately $16 million and is expected to be completed by the end of 2004. This turnkey project includes different types of security systems that will be integrated by MagNet.

      Video Monitoring Services. We have sold our video monitoring services to banks and various retail operations.

Recent Developments

      During 2002 we devloped a command and control system named "Fortis", a fully integrated system that supports decision making and wide-area command and control in real time. The system creates a unified and interactive intelligence picture by drawing data from all sensors showing the displacement of ground forces and adding other relevant information such as video from different sources, auxiliary services an weather conditions. This combined picture, constantly updated, is sent by central command to all forces in the command chain and serves as a uniform basis for operational planning and allocation of tasks. The beta site has been operating successfully since March 2003.

Support and Maintenance

      Our systems are installed by us or by the customer after appropriate training, depending on the size of the specific project and the location of the customer's facilities, as well as on the customer's prior experience with our systems. We generally provide our customers with training on the use and maintenance of our systems. This training is conducted either on-site or at our facilities. In addition, some of our local perimeter security systems customers and all of our local x-ray screening and detection systems customers have signed maintenance contracts with us. For systems installed outside of Israel, maintenance is provided by an independent third party, by distributors or by the end user. We also provide to customers, for a fee, maintenance and support on an "as needed" basis.

      We require distributors of our high-security fences to purchase a demonstration kit that includes full-scale models of all of our fence products, and to send technical personnel to Israel to participate in courses given by us that focus on the marketing, installation and servicing of our products.

      Similarly, with regard to our subsidiaries' products, customer personnel are trained in product installation and maintenance either at the subsidiaries' facilities or at the customer's facility. Installation supervision and assistance are sometimes purchased along with the equipment. The life expectancy of a high-security fence system is approximately ten years. Consequently, many miles of fence need to be replaced each year.

      During 2002, we derived less than 10% of our total revenues from maintenance and services. We generally provide a warranty on most of our products for defects for which we receive notice within 12 months of the delivery date of the product.

Research and Development; Royalties

      We place considerable emphasis on research and development to improve our existing products and technology and to develop new products and technology. We believe that our future success will depend upon our ability to enhance our existing products and technology and to introduce on a timely basis new commercially viable products and technology addressing the needs of our customers. We intend to continue to devote a significant portion of our personnel and financial resources to research and development. As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications. Our development activities are a direct result of the input and guidance we receive from our marketing personnel during our annual meetings with such personnel. In addition, the heads of research and development for each of our development centers discussed below meet annually to identify market needs for new products.

      Our research and development spending during 2000, 2001 and 2002 was approximately $3,173,000, $3,331,000 and $3,750,000, respectively, of which net grants from the Office of the Chief Scientist of the Israel Ministry of Industry and Trade, or the OCS, and investment tax credits, constituted approximately 6%, 8.3% and 16.6% (see note 17a of the notes to our consolidated financial statements). In addition to our own research and development activities, we also acquire know-how from external sources. We cannot assure you that any of our research and development projects will yield profitable results.

      We have the following three development centers, each of which develops various products and technologies based on its area of expertise:

o in Israel, we develop a wide range of products including our taut wire, mechanical vibration, video and high-end SMS systems;

o in California, PPI develops our microphonic fence sensors as well as our microwave detection, personal alarm and small/medium end control systems; and

o in Canada, Senstar develops our leaky coax radar, triboelectric and fiber-optic fence sensors, electrostatic volumetric detection and medium to high-end control systems.

      We seek co-financing of our development projects from the OCS, in return for royalties at the rate of 3% to 4% of sales of products developed with funds provided, up to a dollar-linked amount equal to 100%-150%, plus interest at the LIBOR rate, of the grant received for the particular project. The terms of these grants require that the manufacture of products developed with these grants occur in Israel and prohibit transferring technology developed pursuant to the terms of these grants without the prior consent of the Research Committee of the OCS. We cannot assure you that, if requested, the OCS will grant such consent. Each application to the OCS is reviewed separately, so we cannot assure you that the Israeli Government will continue to support our research and development.

The Fund for the Encouragement of Marketing Activities

      The Israeli Government, through the Fund for the Encouragement of Marketing Activities, awarded us grants for overseas marketing expenses. We are obligated to pay royalties to this fund at the rate of 3% of the increase in export sales, up to the amount of the grants we received. To date, we have received $310,000 in grants from the fund and, during 2001 and 2002, we paid $104,000 and $53,000 respectively, in royalties to the fund. As of December 31, 2002, we have a remaining contingent obligation to the fund of $153,000.

Backlog

      Backlog represents signed purchase orders deliverable within six months. As of May 30, 2003, our backlog amounted to approximately $30 million of which approximately $22 million is expected to be delivered by the end of 2003 and $8 million is expected to be delivered by the end of 2004.

Manufacturing and Supply

      Our manufacturing operations consist of designing and developing our products, fabricating and assembling components and finished products, quality control and final testing. Substantially all of our manufacturing operations are currently performed at our plant in Yahud, Israel. See "Property, Plants and Equipment" below.

      Although we generally do not rely upon single-source suppliers and subcontractors for most of the components used in our products, alternative sources of supply are available and, therefore, we are not dependent upon these suppliers and subcontractors. We maintain an inventory of systems and spare parts in order to enable us to overcome potential temporary supply shortages until an alternate source of supply is available. However, if we were required for any reason to acquire any materials or services from alternative sources, delays in the production process may occur.

      Senstar's manufacturing operations are located at its facility in Carp, Ontario, Canada and consist of design and development, assembly, final testing and quality control. Senstar uses local subcontractors for making and mounting its printed circuit board assemblies. The triboelectric sensor cable for Senstar's Intelli-FLEX product is obtained from a sole supplier. If this sole supplier were to discontinue production of the triboelectric sensor cable, it would adversely affect Senstar's sales of its Intelli-FLEX product.

      PPI's manufacturing operations are located at its facility in Fremont, California and consist of development and design, assembly, quality control and final testing. PPI uses local subcontractors for making and mounting its printed circuit board assemblies.

Competition

      The principal factors affecting competition in the market for security systems are a system's high probability for detection and low probability of false and nuisance alarms. We believe that a manufacturer's reputation for reliable equipment is a major competitive advantage, and that such a reputation will usually be based on the performance of the manufacturer's installed systems. Additional competitive factors include quality of customer support, maintenance and price. We believe that we are competitive with respect to these factors and that we have a good reputation in the markets in which we compete.

      Several companies, including Elbit Systems Ltd., Elfar Ltd., Rav-Tec Ltd., Trans Ltd. and Gal-Dor Ltd. in Israel, and Detektion Security Systems Inc., Herras, Pilkington PLC, Del Norte Security, Geoquip Ltd. and Siemens AG outside of Israel, produce high-security detection systems.

      There are a number of companies that have developed video motion detection systems, including Geutebruck GmbH, Adpro and Siemens AG.

      We believe that our principal competitors for security management systems and turnkey project offerings include, among others, Honeywell Inc., Lockheed Martin Corporation, Raytheon Company, Siemens AG and Dornier.

      We believe that our principal competitors for video monitoring services are Westec Security, Inc. and InterSTAR Systems, Inc.

      Some of our competitors and potential competitors have greater research, development, financial and personnel resources, including governmental support, or more extensive business experience than we do. We cannot assure you that we will be able to maintain the quality of our products relative to those of our competitors or continue to develop and market new products effectively.

Intellectual Property Rights

      We have 30 patents issued and patent applications pending in the U.S. and in several other countries and have obtained licenses to use proprietary technologies developed by third parties. We cannot assure you:

      o that patents will be issued from any pending applications, or that the claims allowed under any patents will be sufficiently broad to protect our technology;

      o that any patents issued or licensed to us will not be challenged, invalidated or circumvented; or

      o as to the degree or adequacy of protection any patents or patent applications may or will afford.

      In addition, we claim proprietary rights in various technologies, know-how, trade secrets and trademarks relating to our principal products and operations. We cannot assure you as to the degree of protection these claims may or will afford. It is our policy to protect our proprietary rights in our products and operations through contractual obligations, including confidentiality and non-disclosure agreements with certain employees and distributors. We cannot assure you as to the degree of protection these contractual measures may or will afford. Although we are not aware that we are infringing upon the intellectual property rights of others, we cannot assure you that an infringement claim will not be asserted against us in the future. We believe that our success is less dependent on the legal protection that our patents and other proprietary rights may or will afford than on the knowledge, ability, experience and technological expertise of our employees. We cannot provide any assurance that we will be able to protect our proprietary technology. The unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively. We could become subject to litigation regarding intellectual property rights, which could seriously harm our business.

Government Regulation of Certain Exports

      Under Israeli law, the export of products that we manufacture in Israel and/or certain know-how is subject to approval by the MOD. We must obtain permits from the MOD to initiate sales proposals with regard to such exports, as well as for actual export transactions. We cannot assure you that we will receive all the required permits for which we may apply in the future.

C. Organizational Structure.

      The table below lists our subsidiaries. Unless otherwise indicated, we, or one of our subsidiaries, own 100% of the outstanding capital stock of the subsidiary.

      Name of Subsidiary                          Country of Incorporation
      ------------------                          ------------------------

      Senstar-Stellar Corporation                 Canada

      Perimeter Products Inc.                     United States

      Senstar-Stellar Inc.                        United States

      Senstar GmbH                                Germany

      Kobb Inc.                                   United States

      Magal B.V.                                  The Netherlands

      Senstar-Stellar Latin America S.A. de C.V.  Mexico

      Senstar-Stellar Limited                     United Kingdom

      Smart Interactive Systems, Inc.             United States

      E.S.E. Ltd.                                 Israel

      Magal Security Sisteme S.R.L                Romania (incorporated in April
                                                  2003)

D. Property, Plants and Equipment

      From 1988 to 1990, we built and equipped our current plant at a cost of approximately $2.8 million. The two-story, 2,533 square meter structure is located on a 4,352 square meter parcel near Tel Aviv in the Yahud Industrial Zone. In 1997, we expanded our plant by approximately 500 square meters, at a cost of approximately $500,000. We purchased the rights to this land in August 1988 from a third party, which had purchased them primarily from the Israel Land Authority. In accordance with Israeli law, this parcel of land is still registered in the name of the Israel Land Authority. We will be entitled to have title to the property recorded in our name when Israeli authorities subdivide the property into parcels. This procedure is a statutory requirement for transferring land ownership in Israel. The products that we manufacture at this facility include our taut-wire intrusion detection systems, our vibration detection systems, our video-motion detection systems, INNO Fence, MagNet, various electronic boxes used in our various systems and other perimeter systems.

      Senstar owns a 33,000 square foot facility in Carp, Ontario, Canada. Approximately 7,000 square feet are devoted to administrative, marketing and management functions and approximately 8,000 square feet are used for engineering, system integration and customer service. Senstar uses the remaining 18,000 square feet for production operations, including cable manufacturing, assembly, testing, warehousing, shipping and receiving. Senstar also leases ten acres of land near this facility that is used as an outdoor sensor test and demonstration sites for its products. The products that Senstar manufactures at this facility include the Perimitrax/Panther 2000 buried cable intrusion detection systems, the Intelli-Field electro static detection system, the Intelli-FLEX microphonic fence detection system and various perimeter monitoring and control systems.

      In March 2000, PPI purchased a new 20,000 square foot facility in Fremont, California for approximately $2.9 million and subsequently relocated to this new facility. The products that PPI manufactures at this facility include Intelli-Wave, various sensors, the PAS personal alarm system and the MX control and monitoring center.

      In connection with two of our credit lines, a fixed charge was placed on our physical plant in Israel by each of Bank Leumi Israel and Union Bank of Israel, each of which ranks pari-passu with the other. In addition, PPI has granted its mortgage lender a first mortgage on its premises.

      We believe that our facilities are suitable and adequate for our operations as currently conducted and as foreseen. In the event we require additional facilities, we believe that we could obtain such facilities at commercially reasonable rates.

ITEM 5. Operating and Financial Review and Prospects

      The following discussion of our results of operations and financial condition should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in Item 3.D. "Key Information-Risk Factors."

      General

      Our financial statements are denominated in dollars, our functional currency since our incorporation in 1984.

      Following the terrorist attacks of September 11, 2001, heightened global security concerns have increased the demand for products such as ours, which protect aircraft, national borders and sensitive facilities from terrorism, and we have experienced an increase in inquiries from prospective customers regarding our products. Although we expect demand for our products to increase, because our products are primarily sold to government agencies, government authorities and government-owned companies, many of which have complex and time-consuming procurement procedures, we may not make actual sales of our products and may not experience an increase in our revenues until, at the earliest, the end of 2003.

      The continued state of hostility in Israel between Israel and the Palestinian Authority has caused Israel to increase its efforts to protect its facilities and installations from unauthorized intrusions. The Israeli Government has recently announced construction of a fence to seal off parts of the West Bank to prevent Palestinian terrorists from entering Israel. In September 2002, we won 80% of the bids published by the MOD for the installation of intrusion detection systems along the seam line between Israel and the West Bank. The bids issued by the MOD were for approximately 125 kilometers, or only one third of the total project. To date, we have won bids having a value of approximately $15 million to install intrusion detection systems along approximately 100 kilometers. The first stage of this project, which was for $2.4 million, was completed during the fourth quarter of 2002. Most of the remainder of the project is expected to be installed in 2003. In addition, since the MOD and IDF have historically accounted for a significant amount of our revenues, we believe that if Israel decides to partition additional parts of its territory we will experience an increase in sales of our products. However, we cannot assure you that Israel will decide to erect such a partition, or if such a partition is constructed, that our products will be utilized in its construction.

      During 2002, we incurred increased expenses relating to the start-up of the operations of Smart Interactive Systems.

Discussion of Critical Accounting Policies

      The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the use of different assumptions would likely result in materially different results of operations.

      Critical accounting policies are those that are both most important to the portrayal of a company's financial position and results of operations, and require management's most difficult, subjective or complex judgments. Although not all of our significant accounting policies require management to make difficult, subjective or complex judgments or estimates, the following policies and estimates are those that we deem most critical:

      Revenue Recognition

      We generate revenues mainly from long-term projects and also from sales of products and rendering maintenance services.

      Revenues from long-term projects are recognized in accordance with Statement of Position 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts" ("SOP 81-1"), using contract accounting on a percentage of completion method, based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract and in accordance with the "Input Method." Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2002, no such estimated losses were identified.

      Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of income when they are reasonably determinable by management, on a cumulative catch-up basis.

      According to ("SOP 81-1"), costs that are incurred for a specific anticipated contract are being deferred, subject to evaluation of their probable recoverability, and only if the costs can be directly associated with a specific anticipated contract.

      Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements", ("SAB No. 101"), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

      Deferred revenue includes unearned amounts received under maintenance contracts but not yet recognized as revenues.

      Management's judgement is required to determine the percentage of completion based on the output measure of the portion of work performed, to match expenses to revenues and to estimate future expenses in order to estimate the provisions for estimated losses on uncompleted contracts.

      Inventories

      Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued products, and for market prices lower than cost. Management's judgment is required to determine the reserve for obsolete or excess inventory. Inventory on hand may exceed future demand either because the product is outdated, or obsolete, or because the amount on hand is more than can be used to meet future need. We provide for the total value of inventories that we determine to be obsolete based on criteria such as customer demand and changing technologies.

      Inventory cost is determined as follows:

      o raw materials, parts and supplies - using the "first in, first out" method;

      o     work-in-progress - represents the cost of development in progress;
            and

      o finished products - on the basis of direct manufacturing cost with the addition of allocable indirect manufacturing costs.

      Income taxes

      We account for income taxes in accordance with Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes", or SFAS No. 109. This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

      As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and we must establish a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. Increases in the valuation allowance result in additional expense to be reflected within the tax provision in the consolidated statement of income. At December 31, 2002, our deferred tax asset was $1.1 million.

      Financial statements in dollars

      The dollar is the primary currency of the economic environment in which we operate. Monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standards Board ("FASB") No. 52 "Foreign Currency Translation." All transaction gains and losses from the remeasured monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

      The financial statements of certain foreign subsidiaries whose functional currency is not the dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of income amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive loss.

      Accordingly, we had cumulative translation losses of approximately $1.0 million and $1.3 million that were included as part of "accumulated other comprehensive loss" within our balance sheet at December 31, 2002 and 2001, respectively. During 2002, 2001 and 2000, translation gains (losses) of $288,000, ($579,000), and ($281,000), respectively, were included under "accumulated other comprehensive loss." Had we determined that the functional currency of our subsidiaries was the dollar, these losses would have increased our loss for each of the years presented.

      Goodwill

      Goodwill represents excess of the costs over the net assets of businesses acquired. Goodwill arose from acquisitions prior July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over a period of fifteen years. Under Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No, 142"), goodwill acquired in a business combination completed on or after July 1, 2001 will not be amortized.

      SFAS No. 142 requires that goodwill be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units.

      SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures the impairment. We completed our first phase impairment analysis related to the adoption of SFAS 142 during the first quarter of 2002 and our annual impairment test during the fourth quarter of 2002 and found no instances of impairment of our recorded goodwill; accordingly, the second testing phase was not necessary. No subsequent indicators of impairment have been noted by us.

      Concentrations of credit risk

      Financial instruments that potentially subject us and our subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term bank deposits, trade receivables and long-term trade receivables.

      Our cash and cash equivalents, short-term and long-term bank deposits are invested in major Israeli and U.S. banks. Such deposits in U.S. banks may be in excess of insured limits and are not insured in other jurisdictions. We believe that the financial institutions that hold our investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

      The trade receivables of our company and our subsidiaries are derived from sales to large and solid organizations located mainly in Israel, the United States, Canada and Europe. We perform ongoing credit evaluations of our customers and to date have not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that we have determined to be doubtful of collection.

      We have no off balance sheet concentration of credit risk such as foreign exchange contracts option contracts or other foreign hedging arrangements.

Periodic Variations in Operating Results

      Due to the nature of our customers and products, our sales are often made pursuant to a relatively small number of large orders. Consequently, individual orders from individual customers can represent a substantial portion of our sales in any one period and significant orders by any customer during one period may not be followed by further orders from the same customer in subsequent periods. Our sales and operating results may, therefore, vary substantially from period to period. Consequently, we do not believe that our sales and operating results should necessarily be judged on a quarter-to-quarter comparative basis.

A. Results of Operations

      The following table presents, for the periods indicated, certain financial data expressed as a percentage of revenues:

                                                              Year Ended December 31,
                                                      -------------------------------------
                                                      1998     1999     2000    2001   2002
                                                      ----     ----     ----    ----   ----
Revenues ..........................................    100%     100%     100%    100%   100%
Cost of revenues ..................................     52       53       53      52     56
                                                      ----     ----     ----     ---    ---
Gross profit ......................................     48       47       47      48     44
                                                      ----     ----     ----     ---    ---
Operating expenses:
   Research and development expenses, net .........      7        8        8       8      7
   Sales and marketing ............................     18       18       18      19     20
   General and administrative .....................     14       13       12      12     11
                                                      ----     ----     ----     ---    ---
Operating income ..................................      9        8        9       9      6
Financial income (expenses), net ..................     (1)      --       (1)     --     --
                                                      ----     ----     ----     ---    ---
Income before taxes on income and
   write-off of investment in affiliate, net of
   taxes ..........................................      8        8        8       9      6
Taxes on income ...................................      1        1        1       1      2
                                                      ----     ----     ----     ---    ---
Income before write-off of investment in
   affiliate ......................................      7        7        7       8      4
Write-off of investment in affiliate, net of
   taxes ..........................................     --       (1)      --      --     --
                                                      ----     ----     ----     ---    ---
Net income ........................................      7%       6%       7%      8%     4%
                                                      ====     ====     ====     ===    ===

Years ended December 31, 2002 and 2001

      Revenues. Revenues increased by 5% to $43 million in the year ended December 31, 2002, compared with $41 million in the year ended December 31, 2001. Revenues from sales of perimeter systems in 2002 were $36.4 million compared to $34.9 million in 2001, an increase of 4%. Revenues from security turnkey projects increased by 7% to $5.3 million in 2002, compared with $5.0 million in 2001.

      Cost of revenues. Cost of revenues reached $23.9 million in the year ended December 31, 2002, compared with $21.5 million in the year ended December 31, 2001. Cost of revenues as a percentage of revenues was 56% in 2002, as compared to 52% in 2001.

      Gross profit. Gross profit for the year ended December 31, 2002 was $19.0 million, compared to $19.5 million for the year ended December 31, 2001. Gross profit as a percentage of revenues decreased to 44% in 2002, compared with 48% in 2001.

      Research and development expenses. Net research and development expenses for the year ended December 31, 2002 were $3.05 million, compared to $3.13 million for the year ended December 31, 2001, an increase of 2%. Net research and development expenses amounted to 7% of revenues in 2002, compared to 8% in 2001. Research and development grants and investment tax credits increased to $622,000 in 2002, compared to $277,000 in 2001, due to an increase in grants received from the Chief Scientist.

      Sales and marketing expenses. Sales and marketing expenses were $8.6 million for the year ended December 31, 2002, compared to $7.9 million for the year ended December 31, 2001, an increase of 9%. Sales and marketing expenses amounted to 20% of revenues in 2002, compared with 19% in 2001. The increase in sales and marketing expenses in 2002 was primarily due to an increase in commissions resulting from increased sales of products for which we pay commissions and also due to expenses incurred in connection with establishing Smart Interactive Systems.

      General and administrative expenses. General and administrative expenses were $4.9 million for the year ended December 31, 2002, substantially unchanged from the year ended December 31, 2001. General and administrative expenses amounted to 11% of revenues in 2002, compared to 12% in 2001.

      Financial income. Financial income for the year ended December 31, 2002 was $199,000 compared to income of $40,000 for the year ended December 31, 2001.

      Net income. As a result of the foregoing, we had net income of $1.9 million in the year ended December 31, 2002, compared to net income of $3.2 million in the year ended December 31, 2001, a decrease of 40%. Our net income in 2002 was negatively affected by the $1.6 million in losses attributable to the start-up of operations of Smart Interactive Systems.

Years ended December 31, 2001 and 2000

      Revenues. Revenues increased by 6% to $41.0 million in the year ended December 31, 2001, compared with $38.6 million in the year ended December 31, 2000. Revenues from sales of perimeter systems in 2001 were $34.9 million compared to $33.9 million in 2000, an increase of 3%. Revenues from security turnkey projects increased by 32% to $5.0 million in 2001, compared with $3.8 million in 2000. The increase in our revenues was primarily due to increased sales to Azal.

      Cost of revenues. Cost of revenues reached $21.5 million in the year ended December 31, 2001, compared with $20.5 million in the year ended December 31, 2000. Cost of revenues as a percentage of revenues was 52% in 2001, as compared to 53% in 2000.

      Gross profit. Gross profit in the year ended December 31, 2001 was $19.5 million, compared to $18.0 million the year ended December 31, 2000. Gross profit as a percentage of revenues increased slightly to 48% in 2001, compared with 46.8% in 2000.

      Research and development expenses. Net research and development expenses in the year ended December 31, 2001 were $3.05 million compared to $2.98 million in the year ended December 31, 2000, an increase of 3%. The increase in our net research and development expenses was primarily due to an increase in our research and development staff. Net research and development expenses amounted to 8% of revenues in 2001, unchanged from 2000. Research and development grants and investment tax credits were $277,000 in 2001, compared to $198,000 in 2000, due to an increase in investment tax credits.

      Sales and marketing expenses. Sales and marketing expenses were $7.9 million in the year ended December 31, 2001, compared to $7.1 million in the year ended December 31, 2000, an increase of 11%. Sales and marketing expenses amounted to 19% of revenues in 2001, compared with 18% in 2000. The increase in sales and marketing expenses in 2001 was primarily due to an increase in paid commissions resulting from increased sales of products for which we pay commissions and also due to expenses incurred in connection with establishing Smart Interactive Systems.

      General and administrative expenses. General and administrative expenses were $4.9 million in the year ended December 31, 2001, compared to $4.7 million in the year ended December 31, 2000, an increase of 6%. The increase in general and administrative expenses in 2001 was primarily due to expenses incurred in connection with establishing Smart Interactive Systems. General and administrative expenses amounted to 12% of revenues in 2001, unchanged from 2000.

      Financial income (expenses). Financial income was $40,000 in the year ended December 31, 2001, compared to financial expenses of $214,000 in the year ended December 31, 2000. The improvement was due to an increase in foreign exchange gains.

      Net income. Net income was $3.2 million in the year ended December 31, 2001, compared to $2.9 million in the year ended December 31, 2000, an increase of 10%. Our net income in 2001 was affected by approximately $626,000 of losses attributable to Smart Interactive Systems.

Seasonality

      Our operating results are characterized by a seasonal pattern, with a higher volume of sales towards the end of the year. This pattern, which is expected to continue, is mainly due to two factors:

o our customers are mainly budget-oriented organizations with lengthy decision processes which tend to mature late in the year; and

o due to weather and other conditions, revenues are often postponed from the first quarter to subsequent quarters.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

      The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, companies experience increases in the dollar cost of their operations in Israel. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability, as we receive payments in dollars or dollar-linked NIS for most of our sales, while we incur a portion of our expenses in NIS.

      In addition, since part of our sales are quoted in NIS, and a portion of our expenses are incurred in NIS, our results may be adversely affected by a change in the rate of inflation in Israel if the amount of our revenues in NIS decreases and is less than the amount of our expenses in NIS (or if such decrease is offset on a lagging basis) or if such change in the rate of inflation is not offset, or is offset on a lagging basis, by a corresponding devaluation of the NIS against the dollar and other foreign currencies.

      The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

                                                                     Israeli inflation
         Year ended      Israeli inflation       NIS devaluation       adjusted for
        December 31,          rate %                 rate %            devaluation %
        ------------     -----------------       ---------------     -----------------
            1998                 8.6                   17.6                (9.0)
            1999                 1.3                   (0.2)                1.1
            2000                 0                     (2.7)                2.7
            2001                 1.4                    9.3                (7.9)
            2002                 6.5                    7.3                (0.8)

      A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar. This devaluation also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

      Because exchange rates between the NIS and the dollar fluctuate continuously, with a historically declining trend in the value of the NIS, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. During 2002, foreign currency fluctuations did not have a material adverse impact on our results of operations. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

      We periodically enter into foreign exchange contracts to offset the risk of currency exchange rate fluctuations in connection with certain sales and purchase transactions. During 2002 we did not enter into any such contracts and as of December 31, 2002, we had no derivative financial instruments.

Political Conditions

      Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since September 2000, there has been significant increase in violence, primarily in the West Bank and Gaza Strip, and the peace process between the parties has stagnated. Since the beginning of 2002 there has been a marked acceleration in the number and frequency of hostile incidents, including numerous lethal suicide attacks within the Israeli borders. In response, the Israeli army has made incursions into Palestinian controlled cities, towns and refugee camps.

      Several countries continue to restrict business with Israel and with companies having operations in Israel. Although we are precluded from marketing our products to these countries, we believe that in the past these restrictions have not had a material adverse effect on us. In addition, as a result of the hostilities between Israel and the Palestinian Authority, most Arab countries with which Israel had commercial and trading agreements have publicly announced the halt of these agreements. Also, as a result of the Israeli military activities in the West Bank during April 2002, several European countries are considering participating in a boycott of Israeli firms. We do not believe that these measures will have a material adverse affect on us. However, restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on our business.

      In addition, some of our employees in Israel are subject to being called upon to perform military service in Israel, and their absence may have an adverse effect upon our operations. Generally, unless exempt, male adult citizens and permanent residents of Israel under the age of 54 are obligated to perform up to 36 days of military reserve duty annually and all such residents are subject to being called to active duty at any time under emergency circumstances. In addition, due to the hostilities between the State of Israel and the Palestinian Authority, the MOD has issued emergency orders during 2002 to recruit a large number of reserve soldiers and may issue similar orders in the future. While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

      To date, no executive officer or key employee has been recruited for military service for any significant time period. Any further escalation of the hostilities between Israel and the Palestinian Authority into a full-scale conflict might require more significant military reserve service by some of our employees, which may have a material adverse effect on our business.

Economic Conditions

      Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Due to, principally, a continuing budget deficit of the Israeli government and the slow down of the Israeli economy in recent years, the Israeli parliament approved, on May 29, 2003, an economic plan that entails, among other things, budget cuts in various sources of government spending, the increase of various tax liabilities and cuts in various social benefits. It is not known at this stage what impact the implementation of the approved economic plan will have on the Israeli economy.

      As a result of political instability, the increased level of hostilities with the Palestinian Authority and the world-wide economic crisis in the hi-tech and communication industries, during 2001 and 2002, the Israeli rate of economic growth has deteriorated, the NIS has been devaluated and the rate of inflation has increased. The Israeli Government has proposed certain budgetary cuts and other changes which were recently adopted by the Israeli Parliament. However, the impact on the Israeli economy of these and other measures that may eventually be adopted is uncertain. In addition, certain credit agencies have stated that they are reviewing Israel's credit rating. Should such agencies lower Israel's credit rating, the ability of the Israeli government to generate foreign financial and economical assistance may be adversely affected. Further, as a result of the above, the Israeli banks have increased the interest rates on US dollar denominated loans. We cannot assure you that the Israeli government will be successful in its attempts to stabilize the Israeli economy or to maintain Israel's current credit rating. Economic decline as well as price, exchange rate instability and interest rate increases may have a material adverse effect on us.

Trade Agreements

      Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the U.S., Australia, Canada and Japan. These preferences allow Israel to export products covered by such programs either duty-free or at reduced tariffs.

      Israel and the European Union Community concluded a Free Trade Agreement in July 1975 which confers certain advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years. In 1985, Israel and the U.S. entered into an agreement to establish a free trade area. The free trade area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as EFTA, which includes Austria, Finland, Iceland, Liechtenstein, Norway, Sweden and Switzerland, established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes redefinement of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

Effective Corporate Tax Rate

      Israeli companies are generally subject to tax at the rate of 36% of taxable income. However, certain of our manufacturing facilities have been granted "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, 1959, as amended, commonly referred to as the Investment Law, and, consequently, are eligible, subject to compliance with specified requirements, for tax benefits beginning when such facilities first generate taxable income. The tax benefits under the Investment Law are not available with respect to income derived from products manufactured outside of Israel. We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities. Subject to certain restrictions, we are entitled to a tax exemption in respect of income derived from our approved facilities for a period of two to four years, commencing in the first year in which such income is earned, and will be entitled to a reduced tax rate of 15% for an additional eight years if we qualify as a foreign investors' company. If we do not qualify as a foreign investors' company, we will instead be entitled to a reduced rate of 25% for an additional five, rather than eight, years.

      Our effective corporate tax rate may substantially exceed the Israeli tax rate. Our U.S. subsidiaries will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities. Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate which will apply to us.

      As of December 31, 2002, our subsidiaries in the U.S., Latin America and the United Kingdom had total net available carryforward tax losses of approximately $3.6 million. Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state tax law provisions. The annual limitation may result in the expiration of net operating losses before utilization. As of December 31, 2002, net operating losses from our subsidiaries in U.S. were approximately $ 2.7 million.

Government Grants

      The Government of Israel, through the OCS, encourages research and development projects which result in products for export. We may receive up to 50% of our research and development expenditures for particular projects from the OCS. We received grants from the OCS totaling approximately $25,000 in 2000, $0 in 2001 and $318,000 in 2002. Pursuant to the terms of these grants, we are obligated to pay royalties of 3% to 4% of revenues derived from sales of products funded with these grants. In the event that a project funded by the OCS does not result in the development of a revenue-generating product, we would not be obligated to repay the grants we received for such product's development. As of December 31, 2002, our contingent liability to the OCS in respect of grants received was approximately $1.5 million.

      The Israeli Government, through the Fund for the Encouragement of Marketing Activities, awarded us grants for overseas marketing expenses. We are obligated to pay royalties to this fund at the rate of 3% of the increase in export sales , up to the amount of the grants we received. To date, we received $310,000 in grants from the fund and, during 2001 and 2002, we paid $104,000 and $53,000 in royalties to the fund. As of December 31, 2002, we have a remaining contingent obligation to the fund of $153,000.

Investment tax credit

      Senstar is eligible for investment tax credits on its research and development activities and on certain current and capital expenditures. During 2000, 2001 and 2002, Senstar, recognized $173,000, $277,000, and $304,000, respectively, of investment tax credits as a reduction of research and development expenses.

      Senstar has available investment tax credits of approximately $618,000 to reduce future federal income taxes payable. These credits will expire at various dates from 2006 through 2011.

B. Liquidity and Capital Resources

General

      Our ongoing liquidity requirements arise primarily from our need to service debt and provide working capital. From our inception until our initial public offering in March 1993, we financed our activities mainly through cash flow from operations and bank loans. In March 1993, we raised a net total of $9,837,000 from an initial public offering of 1,380,000 ordinary shares. In February 1997, we raised an additional $9,440,000 from an offering of an additional 2,085,000 ordinary shares. The proceeds from these offerings together with cash flow from operations and our credit facilities are our main sources of working capital.

      We expect to fund our short-term liquidity needs, including our obligations under our credit facilities, other contractual agreements and any other working capital requirements, from cash and cash equivalents, operating cash flow and our credit facilities. We believe that our current cash and cash equivalents, including deposits, and our expected cash flow from operations in 2003 will be sufficient to meet our planned and potential cash requirements in 2003.

      We expect to fund our long-term liquidity needs, including contractual obligations and anticipated capital expenditures, from our cash and cash equivalents, operating cash flow and our credit facilities.

      During 2002, we experienced $1.6 million in losses attributable to the start-up of operations of Smart Interactive Systems. We expect that Smart Interactive Systems will operate on a breakeven basis by the end of 2003.

      Our working capital at December 31, 2002 was $15.8 million compared to $18.4 million at December 31, 2001. Cash and cash equivalents (including short and long-term bank deposits) amounted to $14.9 million at December 31, 2002, compared to $14.6 million at December 31, 2001. Our cash and cash equivalents are held mainly in dollars.

      We used net cash from operations of $2.6 million for the year ended December 31, 2002, compared to $368,000 for the year ended December 31, 2001 and net cash generated from operations of $4.6 million for the year ended December 31, 2000. The decrease in cash from operations was primarily due to operating expenses associated with Smart Interactive Systems, an increase in unbilled accounts receivable and an increase in other accounts receivable.

      Purchases of property and equipment in 2000, 2001 and 2002 were $3.8 million, $1.2 million and $1.5 million, respectively. Capital expenditures in 2002 were principally for equipment for Smart Interactive Systems, computers and other machinery and equipment. Capital expenditures in 2001 were principally for the acquisition of equipment for Smart Interactive Systems. Capital expenditures in 2000 were principally for PPI's acquisition of its new facility in Fremont. As of the date of this annual report, we estimate that our capital expenditures for 2003 will be approximately $2.4 million, of which 19% will occur in Israel, 65% in the U.S. and 16% in other countries. As of May 31, 2003, we have spent approximately 25% of this amount. We expect to finance these expenditures primarily from our cash and cash equivalents, operating cash flow and our credit facilities. However, the actual amount of our capital expenditures for 2003 will depend on a variety of factors, including general economic conditions, changes in the demand for our products and the risks and uncertainties involved in doing business in Israel. See Item 3.D. "Key Information-Risk Factors."

      We periodically enter into foreign exchange contracts to offset the risk of currency exchange rate fluctuations in connection with certain sales and purchase transactions. During 2002 we did not enter into any such contracts and as of December 31, 2002, we had no derivative financial instruments.

Credit Lines and Other Debt and Related Party Transactions

      We currently have credit lines with Bank Leumi Israel, Union Bank of Israel and Bank Hapoalim Israel totaling $16.0 million in the aggregate. There are no restrictions as to our use of each of these credit lines. In connection with two of these credit lines, a fixed charge was placed on our physical plant in Israel by each of Bank Leumi Israel and Union Bank of Israel, each of which ranks pari-passu with the other. In addition, we agreed not to pledge any of our assets without the consent of these banks.

      We have undertaken to maintain the following financial ratios and terms in respect of our credit lines with each of Bank Leumi Israel and Union Bank of
Israel:

o A ratio of at least 40% of shareholders' equity out of the total balance sheet;

o     Minimal annual net income in the amount of $1 million; and

o     That the same shareholders maintain the core control in our company.

      As of December 31, 2002, we were in compliance with these ratios and terms. These two banks will be entitled to demand the immediate repayment of any of our outstanding indebtedness to them and may terminate our credit lines with them if we fail to fulfill our undertakings. Our borrowings under these credit lines are generally denominated in dollars. However, we may occasionally have short-term NIS-denominated borrowings.

      In addition, our subsidiaries currently have credit lines with Bank Leumi USA, Royal Bank of Canada and Deutsche Bank totaling $8.0 million in the aggregate.

      As of December 31, 2002, we had approximately $2.8 million available under our credit lines. In addition, our subsidiaries have approximately $1.2 million available under their credit lines.

      As of December 31, 2002, we had outstanding under our credit lines:

o short-term NIS-denominated borrowings of approximately $3.3 million, bearing interest at a rate of 9.9%-10.4%;

o short-term dollar-denominated borrowings of approximately $5.1 million, bearing interest at a rate of 2.28%-3.25%. Interest on the outstanding balance is due each quarter;

o several bank performance and advance payment guarantees totaling approximately $4.6 million, at an annual cost of 0.5%-1.0%; and

o an approximately $262,000 guarantee in connection with one of our subsidiaries' credit lines, at an annual cost of 0.55%.

      As of December 31, 2002, Senstar had outstanding, in the aggregate, short-term Canadian $ denominated borrowings of $843,000, bearing interest at a rate of Canadian Prime plus 0.5% (5.0% at December 31, 2002). This loan is collateralized by a general security agreement.

      As of December 31, 2002, our subsidiaries had outstanding, in the aggregate, $5.8 million in long-term borrowings as follows:

      o $2.5 million, bearing interest at an annual rate of 4.60%. The interest on the outstanding balance under this borrowing is due monthly. This borrowing matured in April 2002, but was extended to April 2004;

      o $250,000, bearing interest at an annual rate of LIBOR plus 0.5%. This borrowing matured in April 2002, but was extended to April 2004;

      o $500,000, bearing interest at an annual rate of 5.662% and collateralized by PPI's assets. The interest on the outstanding balance under this borrowing is due quarterly, with the principal due in one installment in April 2003. This note was extended to April 2004;

      o $500,000, bearing interest at an annual rate of 2.875% and collateralized by PPI's assets. This borrowing matured in April 2002 and has been extended to April 2004; and

      o $2.0 million mortgage loan to PPI bearing interest at a fixed rate of 8.25%. The mortgage is due in 18 quarterly installments of $64,700, commencing February 2001, with a final payment of approximately $1.8 million due in November 2005. In connection with this mortgage loan, PPI has granted the bank a first mortgage on its premises. In addition, we have guaranteed the full amount of this mortgage loan.

      In connection with our non-mortgage related borrowings listed immediately above, Bank Leumi USA placed a $3.25 million fixed charge on our deposits with that bank.

      As of December 31, 2002, Senstar GmbH obtained bank performance guarantees in the amount of $ 44,000.

      As of December 31, 2002, Senstar issued a letter of credit in the amount of $88,000 in connection with the purchase of supplies.

Contractual Cash Obligations

      Our significant contractual obligations as of December 31, 2002, and the periods in which such obligations are due are as follows:

                                                                         Payments Due by Period
                                                   ---------------------------------------------------------------
                                                                 Less than                                  After
         Contractual Obligations                    Total         1 Year       1-2 Years    3-4 Years      4 Years
-------------------------------------------        -------       ---------     ---------    ---------      -------
                                                                             (in thousands)
Short-term bank debt ......................        $ 9,266        $ 9,266        $   --        $ --        $   --
Long-term debt ............................          5,789          1,091         4,698          --            --
Capital lease obligations .................            321            117           174          30            --
                                                   -------        -------        ------        ----        ------
   Total contractual cash obligations .....        $15,376        $10,474        $4,872        $ 30        $   --
                                                   -------        -------        ------        ----        ------

                                                             Amount of Commitment Expiration Per Period
                                                   ---------------------------------------------------------------
                                                    Total
                                                   Amounts       Less than                                   Over
               Commitments                        Committed       1 Year       1-2 Years    3-4 Years      4 Years
-------------------------------------------        -------       ---------     ---------    ---------      -------
                                                                             (in thousands)
Lines of credit ...........................        $24,000        $24,000        $   --        $ --        $   --
Guarantees ................................          7,005          4,447         2,558          --            --
Other commitments(1) ......................          1,691            123           251         163         1,154
                                                   -------        -------        ------        ----        ------
   Total commercial commitments ...........        $32,696        $28,570        $2,809        $163        $1,154
                                                   -------        -------        ------        ----        ------

----------
(1) Inlcudes management's estimate of our royalty obligations to the OCS and the Fund for the Encouragement of Marketing of the Government of Israel. Pursuant to the terms of the grants we received from the OCS, we are obligated to pay royalties of 3% to 4% of revenues derived from sales of products funded with these grants. Pursuant to the terms of the grants we received from the Fund for the Encouragement of Marketing of the Government of Israel, we are obligated to pay royalties to this fund at the rate of 3% of the increase in export sales since 1991, up to the amount of the grants we received. Actual sales of our products for which we would be obligated to pay royalties to the OCS and the Fund for the Encouragement of Marketing of the Government of Israel may differ from management's estimates due to a variety of factors. See Item 3.D. "Key Information-Risk Factors."

C. Research and Development, Patents and Licenses

      See Item 4.B. "Information on the Company-Business Overview-Research and Development; Royalties."

D. Trend Information

      At the end of 2002 we won a bid to protect the Otopeni International Airport in Bucharest, Romania. The contract totals approximately $16 million and is expected to be completed by the end of the year 2004. This turnkey project includes different types of security systems that will be integrated by MagNet.

      We cannot assure you that the MOD, IDF or any of our other major customers will maintain their volume of business with us or that, if such volume is reduced, other customers of similar volume will replace the lost business. The loss of one or more of these existing customers without replacement by a customer or customers of similar volume would have a material adverse effect on our financial results.

      For additional discussion of the information required by this item see
Item 5.A. "Operating and Financial Review and Prospects-Operating Results" and
Item 5.B. "Operating and Financial Review and Prospects-Liquidity and Financial Resources".

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

      Our directors and executive officers are as follows:

Name                                        Age     Position
----                                        ---     --------
Jacob Even-Ezra.........................    72      Chairman of the Board and Chief Executive Officer
Izhar Dekel.............................    51      President and Director
Brig. Gen. (Ret.) Emanuel Shaked........    73      Vice President - Africa and Latin America  Marketing
Chaim Porat.............................    67      Vice President - Far East and Australia Marketing
Yehezkel Farber.........................    62      Vice President - Operations

Name                                        Age     Position
----                                        ---     --------
Tzvi Dank...............................    53      Vice President - Research and Development
Raya Asher..............................    35      Vice President - Finance, Chief Financial Officer,
                                                    Secretary and Director
Asaf Even-Ezra..........................    37      Vice President - Israel and West European Marketing
Dany Pizen..............................    51      Vice President - East European and CIS Marketing
Ofer Katz...............................    54      Vice President - Aviation Security
Nathan Kirsh............................    71      Director
Jacob Nuss..............................    55      Director
Jacob Perry ............................    59      Director
Shlomo Yanai............................    51      Director
Menachem Meron..........................    75      External Director
Itzhak Hoffi............................    76      External Director

      Our articles of association provide for a board of directors of not less than three and not more than eleven members; as may be determined from time to time at our annual general meeting. All questions that arise at meetings of the board of directors are decided by majority vote. In the event of a tie, the chairman of the board casts the deciding vote. All directors, other than external directors who serve for three years, hold office until the next annual general meeting of shareholders and until their successors have been elected. Officers serve at the discretion of the board of directors, subject to the terms of any agreement between them and us and the provisions of the Israeli Companies Law, 5739-1999, known as the Companies Law.

      Jacob Even-Ezra has served as our chairman of the board and chief executive officer since 1984, and from 1987 until 1990 he also served as our president. He is currently a member of the Executive Council and the Management Committee of Tel-Aviv University. From 1985 to 1988, Mr. Even-Ezra was also chairman of the Israel Export Institute. Mr. Even-Ezra is a beneficial owner of 15.5% of the total ordinary shares of our company held by Mira Mag Inc., a holding company that is one of our principal shareholders.

      Izhar Dekel has served as our president since 1990. He became a director in 1993. Mr. Dekel served as our finance manager from 1984 to 1990.

      Brigadier-General (Ret.) Emanuel Shaked has been our vice president-Africa and Latin America marketing since 1986. Before joining us, Mr. Shaked served as the head of the Operations Department of the IDF, head of special operations, and commander-in-chief of the Paratroop Corps.

      Chaim Porat has been our vice president- Far East and Australian marketing since 1988. Prior to joining us, Mr. Porat worked for Beta Engineering Ltd. as the head of its security division.

      Yehezkel Farber has been our vice president- operations since 1986. Previously Mr. Farber was the manager of the customer systems department of IAI.

      Tzvi Dank has been vice president- research and development with us and our predecessor since 1984. Before joining us, Mr. Dank worked as an electronic engineer in the electronics division of IAI.

      Raya Asher joined us in 1998 as vice president- finance, chief financial officer and secretary. Ms. Asher was elected to serve as a director in 2001. Prior to joining us, Ms. Asher served as a senior audit manager with Kost Forer & Gabbay, Certified Public Accountants in Israel. Ms. Asher has a M.B.A. in business and a B.A. in accounting and economics from Tel Aviv University and is a member of the Israeli CPA Association.

      Asaf Even-Ezra joined us in 1995 and has been our vice president- Israel and West European marketing since 1998. Mr. Even-Ezra also heads our video motion detection division.

      Dany Pizen joined us in 1997 as vice president- East European and CIS marketing. Before joining us, Mr. Pizen served as vice president of business development of Eldor Electronics Ltd., before which he served for 20 years in the IDF, where he was a Lt. Colonel.

      Ofer Katz joined us in 1984. Before becoming our vice president- aviation security in 1995, he served in our software and computer development department as manager of our production line and in operations and special projects.

      Nathan Kirsh has served as a director since 1984. Mr. Kirsh is an independent investor. Mr. Kirsh serves as one of the trustees of the Eurona Foundation, the beneficial owner of 84.5% of the total ordinary shares of our company held by Mira Mag Inc., a holding company that is one of our principal shareholders.

      Jacob Nuss has served as a director since 1993. Mr. Nuss has served as the deputy vice president-internal auditing of IAI since 1999, and from 1993 to 1999, Mr. Nuss served as the director of finance of IAI's electronics group. From 1991 to 1993, Mr. Nuss served as assistant to the chairman of the board of IAI. Since 1975, Mr. Nuss has served in various financial management capacities at IAI. IAI is a 11.88% shareholder in our company.

      Jacob Perry was appointed to serve as a director in December 2002. From 1995 to December 2002, Mr. Perry was President and CEO of Cellcom Israel Ltd., Israel's largest cellular phone operator. Mr. Perry served 29 years at the Israeli General Security Service, and served as its Chief from 1988 until 1995. Mr. Perry has also served as an adviser to the Israeli Prime Minister on the subject of prisoners of war and missing persons. He was a board member of El-Al Israel Airlines and a member of the executive staff of many public organizations. Mr. Perry is also a Chairman of the Board of Directors of various companies, including Mizrahi Bank B.M., Lipman Electronic Engineering Ltd. and Aeronautics Defense Systems Ltd. Mr. Perry also acts as an advisor to Cellguide Ltd.

      Shlomo Yanai was appointed to serve as a director in January 2003. Since May 2003, Mr. Yanai has served as the CEO of Makhteshim Agan Industries Ltd., an Israeli agro-chemicals company listed on the Tel Aviv Stock Exchange. Mr. Yanai served 32 years with the Israeli Defense Forces ("IDF") until 2001. During his long military career with the IDF, Mr. Yanai served as the commanding officer of an armored division from 1992 to 1994, the Head of the Army R&D and Procurement Division from 1994 to 1996, Commanding Officer of the IDF Southern Command from 1996 to 1998, as well as Head of the Division of Strategy Planning of the IDF from 1998 to 2001. In addition to these positions, Mr. Yanai was the head of the Israeli security delegation to the peace talks at Camp David, Shepherdstown and Wye River. Mr. Yanai received a B.A. in Political Science and Economics from the Tel Aviv University, and an M.P.A in National Resources Management from the George Washington University. He is also a graduate of Harvard University's Advanced Management Program, which he completed during his academic sabbatical leave in 2001. During 2001 he was a research fellow at the Washington Institute.

      Menachem Meron has served as an External Director as of June 2001 and as a director since 1993. Since 1988 Mr. Meron has been the general manager of IFTIC Ltd., an international consulting company. Mr. Meron currently serves on the boards of directors of the following companies, First International Bank, Israel, PAZ Lubricants and Chemicals Co. Ltd., Polar Investments Ltd., and Supercom Ltd. Mr. Meron, a retired Major General of the IDF, has previously served as the director general of the Israeli Minstry of Defense.

      Itzhak Hoffi has served as an External Director as of June 2001 and as a director since December 1996. Mr. Hoffi is also a member of the boards of directors of various companies, including: Orad Hi Tec Systems Ltd., Palram Industries (1990) Ltd. and Bank Leumi Le Israel Ltd. From 1994 until 2000, and since May 2002, Mr. Hoffi has served as chairman of the board of Tadiran Ltd. From 1982 to 1990, Mr. Hoffi served as general manager of the Israel Electric Corporation Ltd. From 1974 until 1982, Mr. Hoffi was the head of the Mossad, Israeli's secret intelligence service.

      Jacob Even Ezra and Asaf Even Ezra are father and son. Izhar Dekel is Jacob Even Ezra's son in law and Asaf Even Ezra's brother in law. Other than the relationships between Jacob Even-Ezra, Asaf Even-Ezra and Izhar Dekel, there are no other family relationships among our directors and senior executives.

      Mira Mag and IAI have entered into an agreement regarding, among other things, the election of directors. Pursuant to this agreement, IAI has the right to nominate one director for every three directors nominated by Mira Mag. In connection with this agreement, Mira Mag has nominated Jacob Even-Ezra and Nathan Kirsh to our board of directors and IAI has nominated Jacob Nuss to our board of directors.

B. Compensation

      During the fiscal year ended December 31, 2002, we paid aggregate compensation to all of our officers and directors as a group (consisting of 14 persons) of approximately $1.5 million. In addition, we have provided automobiles to our executive officers at our expense. We have two key-man life insurance policies for Izhar Dekel. We are the beneficiary of one of these policies and certain of Mr. Dekel's family members are the beneficiaries of the other policy. We bear the cost of each of these insurance policies. We also have a key-man life insurance policy for Jacob Even-Ezra, for which we are the beneficiary.

      Directors who are not officers of us or of any entity that beneficially owns 5% or more of our ordinary shares receive an annual fee of approximately $5,400 and an additional fee of approximately $300 for each board or committee meeting that they attend.

      Under the Companies Law, the board of directors must approve all compensation arrangements of office holders who are not directors. Directors' compensation arrangements (other than external directors) also require audit committee approval before board approval and shareholder approval. However, pursuant to recent amendments to the Companies Regulations (Relief from Related Party Transactions), 5760-2000, directors' compensation and employment arrangements do not require, in certain circumstances, shareholder approval. Such approval is not required if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company. In addition, if the director or office holder is a controlling shareholder of the company, then the employment and compensation arrangements of such director or office holder do not require shareholder approval if such arrangements meet certain criteria.

      An external director is entitled to compensation as provided in regulations promulgated under the Companies Law and is otherwise precluded from receiving any other compensation, directly or indirectly, in connection with such service.

      During 2002, we did not grant any options to purchase ordinary shares to our directors and executive officers. We have no service contracts with any of our directors to provide services as a director that provide for benefits upon termination of employment. However, we do have employment agreements with certain of our directors in connection with their service as employees. During the fiscal year ended December 31, 2002, we set aside an aggregate of approximately $154,000 for our directors and executive officers as a group (14 persons) to provide pension, retirement or similar benefits for them.

C. Board Practices

      We are subject to the provisions of the Companies Law, which became effective on February 1, 2000, superseding most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983. The Companies Law authorizes the Minister of Justice to adopt regulations exempting from the provisions described below companies, such as us, whose shares are traded both in Israel and outside of Israel.

Appointment of Directors and Term of Office

      Our directors, other than our external directors as described below, are appointed by our shareholders at our annual general meeting and hold office until the next annual general meeting. Our annual general meetings are held at least once every calendar year, but not more than fifteen months after the last preceding annual general meeting. In the intervals between our annual general meetings, the board of directors may appoint new directors to fill vacancies. Our officers serve at the discretion of the board of directors, subject to the terms of any agreement between them and us and the provisions of the Companies Law.

Directors' Service Contracts

      See Item 6.B. "Directors, Senior Management and Employees-Compensation" above.

Alternate Directors

      Our articles of association provide that any director may, by written notice to us, appoint another person to serve as an alternate director, subject to the approval of the board of directors. Under the Companies Law, any person who is not a director or an alternate director may act as an alternate director, but the same person may not act as an alternate for several directors. An alternate director may be appointed for one meeting or for another specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as an alternate director, except if the director is unable to attend a meeting of the board of directors.

External Directors

      Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in Israel or outside of Israel are required to appoint two external directors. The Companies Law requires that the external directors be residents of Israel. However, the Minister of Justice of the State of Israel has promulgated regulations exempting certain qualifying dual listed companies, such as us, from the applicability of certain provisions of the Companies Law. The Companies Regulations (Concessions for Public Companies Whose Shares are Registered in a Stock Exchange outside Israel), 5760-2000, as amended, define "double foreign company" as a public company whose shares

o have been offered to the public outside of Israel or were registered on a non-Israeli stock exchange prior to February 1, 2000; and

o     were registered on a stock exchange in Israel after such date.

Pursuant to these regulations, an external director of a double foreign company need not be an Israeli resident.

      The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes:

o     an employment relationship;

o     a business or professional relationship maintained on a regular basis;

o     control; and

o     service as an officer holder.

The Companies Law further provides that if at the time the external directors are appointed a company's board of directors is comprised solely of members of the same gender, then at least one of the external directors must be of a different gender than the other directors.

      No person may serve as an external director if the person's position or other business creates, or may create, conflicts of interest with such person's responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

      External directors are elected by a majority vote at a shareholders' meeting, provided that either:

o the majority of shares voted at the meeting including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or

o the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

      The initial term of an external director is three years and may be extended for an additional three years. Each of the external directors is required to serve on the company's audit committee. Each other committee of a company's board of directors is required to include at least one external director. An external director is entitled to compensation as provided in regulations under the Companies Law and is prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

      Under the Nasdaq rules, we are required to have at least two independent directors on our board of directors. In addition, the majority of the members of our audit committee must be independent. Mr. Meron and Mr. Hoffi qualify as independent directors under the Nasdaq rules and as external directors under the Companies Law. Under the Sarbanes-Oxley Act of 2002, we will be required in the future to have three independent directors on our audit committee.

Audit Committee

      Under the Companies Law, the board of directors of any company that is required to nominate external directors must also appoint an audit committee comprised of at least three directors, including all of the external directors, but excluding the chairman of the board of directors, the general manager, the chief executive officer, a controlling shareholder or a relative of a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis. Menachem Meron, Itzhak Hoffi and Jacob Nuss serve as the members of our audit committee. The role of the audit committee is to examine flaws in our business management in consultation with our internal auditor and our independent accountants, and to suggest appropriate courses of action.

      The approval of the audit committee is required to effect specified actions and transactions with office holders and interested parties. An interested party is defined in the Companies Law as a 5% or greater shareholder, any person or entity who has the right to designate one or more directors or the general manager of the company or any person who serves as a director or as a general manager. The audit committee may not approve an action or a transaction with an interested party or with an office holder unless at the time of approval all the external directors are serving as members of the audit committee and at least one external director is present at the meeting during which such approval is granted.

      The Audit Committee assists the Board of Directors in monitoring: (i) the integrity of the financial statements of the company; (ii) the compliance by the company with legal and regulatory requirements; and (iii) the independence and performance of our external auditors. Management is responsible for the preparation and integrity of our financial statements.

      The Audit Committee reviewed our audited financial statements for the year ended December 31, 2002 and members of the Committee met with both management and our external auditors to discuss those financial statements. Management and the external auditors have represented to the Audit Committee that the financial statements were prepared in accordance with the generally accepted accounting principles in the U.S. Members of the Audit Committee have discussed with the external auditors their written disclosure and received a letter regarding their independence from our company as required by Independence Standards Board Standard No. 1. Members of the Audit Committee also discussed with the external auditors any matters required to be discussed by Statement on Auditing Standards No. 61. Based upon these reviews and discussions, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2002.

Internal Auditor

      Under the Companies Law, the board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine whether the company's actions comply with the law, integrity and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, office holder or affiliate, nor may the internal auditor be the company's independent accountant or its representative. Daniel Spira, CPA (Isr.) is our internal auditor.

Approval of Specific Related-Party Transactions

      The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and executive officers. The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would have acted under the same circumstances. An office holder's duty of care includes a duty to use reasonable means to obtain:

o information on the appropriateness of a given action brought for his approval or performed by him by virtue of his position; and

o     all other important information pertaining to these actions.

      An office holder's duty of loyalty includes a duty to:

o refrain from any conflict of interest between the performance of his duties in the company and his personal affairs;

o     refrain from any activity that is competitive with the company;

o refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

o disclose to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder.

      The Companies Law requires that an office holder of a company promptly disclose any personal interest that he may have and all related material information known to him in connection with any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

o the office holder's spouse, siblings, parents, grandparents, descendents, spouse's descendents and the spouses of any of these people; or

o any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.

      Under Israeli law, an extraordinary transaction is a transaction:

o     other than in the ordinary course of business;

o     other than on market terms; or

o that is likely to have a material impact on a company's profitability, assets or liabilities.

      Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise. A transaction that is adverse to the company's interest may not be approved.

      If the transaction is an extraordinary transaction, both the audit committee and the board of directors must approve the transaction. Under specific circumstances, shareholder approval may also be required. An office holder who has a personal interest in a matter that is being considered at a meeting of the board of directors or the audit committee may not be present at such meeting or vote on such matter.

      Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company, provided no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval may include either at least one-third of the shareholders who have no personal interest in the transaction and are present and voting, in person, by proxy or by written ballot, at the meeting, or a majority of the voting power present and voting, provided that the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company. For a discussion of certain Companies Law regulations pertaining to tender offers by shareholders, see Item 10.B. "Additional Information-Memorandum and Articles of Association-Provisions Restricting a Change in Control of Our Company."

      The Companies Law requires that every shareholder that participates, either in person or by proxy, in a vote regarding a transaction with a controlling member of the company indicate whether or not that shareholder has a personal interest in the vote in question, the failure of which results in the invalidation of that shareholder's vote. Regulations promulgated under the Companies Law provide that this requirement does not apply to a company whose shares are publicly traded outside of Israel if, pursuant to applicable foreign securities laws, the company is required to distribute a proxy statement.

      However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated pursuant to the Companies Law, each of the following transactions between a company and its controlling shareholder(s) does not require shareholder approval:

o the extension of the term of an existing related-party transaction; provided that the original transaction was duly approved in accordance with the applicable provisions of the Companies Law or the Israeli Securities Law and regulations promulgated thereunder;

o a transaction that has been approved by the audit committee and the board of directors as being solely for the benefit of the company;

o a transaction between the company and its controlling shareholder(s) or an entity in which the controlling shareholder has a personal interest, provided that the audit committee and the board of directors approve the transaction and determine that the transaction is in accordance with the terms defined in a duly approved frame-work transaction. A frame-work transaction is a transaction that defines the general terms under which the company may, in the ordinary course of business, enter into transactions of a similar type;

o a transaction between the company and its controlling shareholder(s) or an entity in which the controlling shareholder has a personal interest, for the purpose of entering into a transaction with a third party or to submit a joint offer to conduct business with a third party, provided that the audit committee and the board of directors have approved the transaction and that the terms of the transaction in relation to the company are not materially different from those relating to the controlling shareholder(s) or an entity in which the controlling shareholder has a personal interest, taking into account their proportionate participation in the transaction; and

o a transaction between companies that are controlled by the same controlling shareholder or between the company and an entity in which the controlling shareholder has a personal interest, provided that for each public company involved, the audit committee and the board of directors find that the transaction is in accordance with market terms, is in the ordinary course of business and does not harm the welfare of the company.

      In addition, pursuant to the recent amendment to these regulations, directors' compensation and employment arrangements do not require shareholder approval if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company. Also, if the director or the office holder is a controlling shareholder of the company, then the employment and compensation arrangements of such director or office holder do not require shareholder approval, provided certain criteria are met.

      The relief from having to obtain shareholder approval set forth above will not apply, and shareholder approval will be required, if one or more shareholders, holding at least 1% of the issued and outstanding share capital of the company or of the company's voting rights, object to the grant of such relief, provided that such objection is submitted to the company in writing not later than seven days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law (which reporting requirements are not applicable to us as a "double foreign company").

      Further, since our ordinary shares are listed on the Tel Aviv Stock Exchange, we are subject to additional provisions of the Companies Law. These provisions require that the board of directors and shareholders approve any private placement of securities by a public company that will:

o increase the relative holdings of a shareholder that holds 5% or more of that company's outstanding share capital; or

o cause any person to become, as a result of such issuance, a holder of more than 5% of such company's outstanding share capital.

However, in accordance with the Companies Regulations (Relief From Related Party Transactions), 5760-2000, shareholder approval is not required for a private placement in which less than 20% of the voting rights in the company, prior to such offer, are offered. For purposes of such exemption, the definition of a private placement includes:

o private placements that are part of the same transaction or that are contingent or conditioned upon a previous private placement; and

o all private placements effected by the issuer in the previous twelve-month period in which the same parties, or relatives or affiliates thereof, were involved, or the consideration thereof consists of rights to the same assets.

These private placement exemptions do not apply to private placements made to a director or chief executive officer of the issuer or to a person or entity that will become, as a result of such private placement, a controlling shareholder of the issuer.

      The Companies Law further provides that a shareholder shall refrain from oppressing other shareholders. In addition, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company's articles of association, has the power to appoint or prevent the appointment of an office holder in the company, or has any other power over the company, is under a duty to act with fairness towards the company and can be personally liable for a breach of such duty.

Indemnification of Directors and Officers and Limitations of Liability

      The Companies Law provides that a company may not exonerate office holders from liability for a breach of their duty of loyalty, but may exonerate in advance office holders from their liability to the company, in whole or in part, for a breach of their duty of care. Our articles of association provide that, subject to any restrictions imposed by the Companies Law, we may enter into an insurance contract providing coverage for the liability of any of our office holders for:

o     a breach of their duty of care to us or to another person;

o a breach of their duty of loyalty to us, provided that they acted in good faith and had reasonable grounds to assume that their act would not prejudice our interests; and

o a financial liability imposed upon them in favor of another person for an act performed by them in their capacity as office holders.

      In addition, we may indemnify office holders against the following expenses or liabilities imposed upon them in their capacity as office holders:

o a financial liability imposed on them in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court; and

o reasonable litigation expenses, including attorneys' fees, incurred by such office holders or imposed upon them by a court, in connection with proceedings instigated by us against them or that are instigated on our behalf or by another person, or as a result of a criminal charge from which they were acquitted or a criminal charge in which they were convicted for a criminal offense that does not require proof of intent.

      The Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

o a breach by an officer holder of their duty of loyalty, unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

o a breach by an office holder of their duty of care if such breach was committed intentionally or recklessly;

o an act or omission with the intent to unlawfully derive a personal benefit; or

o     a fine levied against the office holder as a result of a criminal offense.

      Under the Companies Law, the shareholders of a company may include in, or amend a company's articles of association to include, either of the following:

o a provision authorizing the company to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to specified classes of events that the board of directors deem foreseeable at the time of grant and is limited to an amount determined by the board of directors to be reasonable under the circumstances; or

o a provision authorizing the company to retroactively indemnify an office holder.

      In addition, pursuant to the Companies Law, indemnification of, and procurement of insurance coverage for, a company's office holders must be approved by the audit committee and the board of directors. In the case of directors, shareholder approval is also required.

      We currently maintain a directors and officers liability insurance policy with a per claim and aggregate coverage limit of $5 million.

D. Employees

      As of December 31, 2002, we employed 266 full-time employees, of whom 26 were employed in general management and administration, 46 in marketing, 37 in production management, 111 in production, installation and maintenance, and 46 in engineering and research and development. Of our 266 full-time employees, 120 are employed in Israel, 44 are employed in the U.S., 80 are employed in Canada and 22 are employed in various other countries.

      We are subject to various Israeli labor laws, collective bargaining agreements entered into from time to time between the Manufacturers Association and the Histadrut, as well as collective bargaining arrangements. These laws, agreements and arrangements cover a wide range of areas, including minimum employment standards, such as working hours, minimum wages, vacation, severance pay and pension plans, and special issues, such as equal pay for equal work, equal opportunity in employment and employment of youth and army veterans. Certain of our employees are parties to individual employment agreements. We generally provide our employees with benefits and working conditions beyond the required minimums. Each of our subsidiaries provides a benefits package and working conditions which are competitive with other firms in their area of operations.

      Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration, which amounts also include payments for national health insurance.

E. Share Ownership

      The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of June 17, 2003. The percentage of outstanding ordinary shares is based on 7,696,517 ordinary shares outstanding as of June 17, 2003.

                                                                Percentage of
                                      Number of Ordinary    Outstanding Ordinary
                  Name                  Shares Owned(1)             Shares
      -----------------------------   ------------------    --------------------
      Jacob Even-Ezra(2)(6)(7) ....         668,692                 8.69%
      Izhar Dekel(3)(7) ...........              --                   --
      Brig. Gen. (Ret.)
         Emanuel Shaked ...........              --                   --
      Chaim Porat .................              --                   --
      Yehezkel Farber .............              --                   --
      Tzvi Dank ...................              --                   --
      Raya Asher ..................              --                   --
      Asaf Even-Ezra(4)(6) ........         331,249                 4.30%
      Dany Pizen ..................              --                   --
      Ofer Katz ...................              --                   --
      Nathan Kirsh(5) .............       2,759,417                35.85%
      Jacob Nuss ..................              --                   --
      Jacob Perry .................              --                   --
      Shlomo Yanai ................              --                   --
      Menachem Meron ..............              --                   --
      Itzhak Hoffi ................              --                   --

----------
*     Less than 1%.

(1) Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Does not include shares that may be acquired pursuant to the exercise of options.

(2) Includes Mr. Even-Ezra's beneficial ownership of 506,165 ordinary shares held by Mira Mag and Mr. Even-Ezra's beneficial ownership of an additional 162,527 ordinary shares owned jointly by his three children, Ornit Dekel, Guy and Asaf Even-Ezra over which Mr. Even-Ezra has voting and dispositive power.

(3) Does not include any of the 506,165 ordinary shares held by Mira Mag in which Mr. Dekel's wife, Ornit Dekel, has an interest. Does not include any of the 162,527 ordinary shares owned jointly by Jacob Even-Ezra's three children, Ornit Dekel and Guy and Asaf Even-Ezra.

(4) Includes one-third, or 168,722 of the 506,165 ordinary shares held by Mira Mag in which Mr. Even-Ezra has an interest. Includes all of the 162,527 ordinary shares that Mr. Even-Ezra owns jointly with his brother Guy Even Ezra and his sister Ornit Dekel. Asaf Even-Ezra is the son of Jacob Even-Ezra.

(5) The number of ordinary shares beneficially owned by Mr. Kirsh represents Mr. Kirsh's beneficial ownership of 2,759,417 ordinary shares held by Mira Mag. Mr. Kirsh is a trustee of the Eurona Foundation, which owns an 84.5% interest in Mira Mag.

(6)   Jacob Even-Ezra and Asaf Even-Ezra are father and son.

(7) Izhar Dekel is Jacob Even Ezra's son- in-law and Asaf Even Ezra's brother-in-law.

      As of June 17, 2003, the directors and executive officers listed above, as a group, held options to purchase 168,920 of our ordinary shares at a weighted average exercise price of $3.47 per share, expiring between December 2003 and June 2006.

Stock Option Plan

      On February 25, 1993, our board of directors adopted a stock option plan pursuant to which stock options may be granted to employees, officers, directors and consultants of us or any of our subsidiaries. The purpose and intent of our stock option plan is to enhance our ability to attract and retain experienced and competent employees, officers, directors and consultants by providing them with opportunities to purchase our ordinary shares.

      Our stock option plan is administered by our board of directors, which has the authority pursuant to the Companies Law to determine the persons to whom options are granted, the number of ordinary shares to be covered by each option, the time or times at which options are granted or exercised, and the terms and provisions of the options. No option may be exercised before the second anniversary of the date on which it was granted, and each option expires on or before the fifth anniversary of the date on which it was granted. Pursuant to the plan, any options that are cancelled or not exercised within the option period will become available for future grants. The board of directors may terminate or amend the plan in any respect, except that without prior shareholder approval the total number of shares which may be issued under the plan may not be increased, except by adjustment upon a recapitalization or distribution of a stock dividend.

      In May 2000, our shareholders approved an amendment to our stock option plan to increase the number of ordinary shares reserved for issuance upon the exercise of options under the plan to 757,200 and to extend the term of the plan for an additional four years until February 2005. In July 2002, our shareholders approved an amendment to our plan to increase the number of ordinary shares reserved for issuance upon the exercise of options under the plan by an additional 500,000 ordinary shares. In addition, in July 2002 our shareholders approved the payment of a 3% stock dividend to our shareholders. Pursuant to the provisions of our stock option plan, if we issue a stock dividend, the number of shares purchasable by any grantee upon the exercise of options that were granted prior to the issuance of the stock dividend will be correspondingly increased. Accordingly, a total of 1,269,212 ordinary shares are reserved for issuance upon the exercise of options under the plan.

      In July 2002, our shareholders approved an amendment to the plan according to which stock options granted under the plan are exercisable at a price per share that is at least 75% of the average market price per share during the 90-day period preceding the grant of the options. Prior to this amendment, stock options granted under the plan were exercisable at a price per share that was 75% of the average market price per share during the 90-day period preceding the grant of the options.

      As of December 31, 2002 options to 358,234 shares were outstanding and additional 585,902 were available for grant.

      Grants of stock options under the plan are accounted for by us over the exercise periods thereof as a compensation expense with a corresponding credit to our contributed capital. Ordinary shares subject to options under the plan are to be valued for this purpose at their market value at the time the options are granted.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

      The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 17, 2003, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on the information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission. The voting rights of the shareholders listed below are not different from the voting rights of our other shareholders.

                                                Number of       Percentage of
                                             Ordinary Shares      Outstanding
                                              Beneficially         Ordinary
      Name                                       Owned(1)          Shares(2)
      -------------------------------------  ---------------    -------------
      Mira Mag Inc.(3) ....................     3,265,582           42.43%
      Israel Aircraft Industries Ltd. .....       914,516           11.88%
      Jacob Even-Ezra(4) ..................       740,792            9.54%

----------
(1) Ordinary shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of June 17, 2003.

(2) The percentage of outstanding ordinary shares is based on 7,696,517 ordinary shares outstanding as of June 17, 2003. Ordinary shares deemed beneficially owned by virtue of the right of any person to acquire such shares within 60 days of June 17, 2003, are treated as outstanding only for the purposes of determining the percent owned by such person.

(3) Mira Mag is the holder of 3,265,582 ordinary shares. The beneficial owners and their percentage interest in these shares are: The Eurona Foundation 84.5%, or 2,759,417 ordinary shares, and Jacob Even-Ezra's three children, 15.5%, or 506,165 ordinary shares. Jacob Even-Ezra beneficially owns all of the 506,165 shares held by Mira Mag in which his children, Ornit Dekel and Guy and Asaf-Even Ezra, have an interest. The purpose of the Eurona Foundation, the trustees of which are Prinz Michael von Liechtenstein, Altenbach 8, P.O. Box 339, FL-9490 Vaduz, Liechtenstein, and Nathan Kirsh, Kapola Estate, Ezulwini, Swaziland, is to provide for the education, maintenance and support of the family of Nathan Kirsh and such other persons as the foundation's board may determine.

(4) Includes Mr. Even-Ezra's beneficial ownership of 506,165 ordinary shares held by Mira Mag (see footnote (3) above) and Mr. Even-Ezra's beneficial ownership of an additional 234,627 ordinary shares owned jointly by his three children, Ornit Dekel and Guy and Asaf Even-Ezra, over which he has voting and dispositive power.

      As of June 16, 2003, there were 72 holders of ordinary shares of record registered with a U.S. mailing address, including banks, brokers and nominees. These holders of record represented approximately 49.5% of our total outstanding ordinary shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these ordinary shares may include persons who reside outside the U.S.

B. Related Party Transactions.

Registration Rights Agreement

      In furtherance of the approval obtained at the extraordinary general meeting of our shareholders held on November 20, 1995, we entered into a registration rights agreement, dated as of November 18, 1996, with Mira Mag, IAI and Jacob Even-Ezra. Pursuant to the registration rights agreement, upon the request of any of these principal shareholders, we are required to prepare and file, at our expense, with the Securities and Exchange Commission, a shelf registration statement for the ordinary shares held by them. In addition, we will indemnify them and any underwriter of such ordinary shares against certain civil liabilities under the Securities Act in connection with an offering of such ordinary shares. Pursuant to the registration rights agreement, in July 1998 we filed a registration statement on Form F-3, File No. 333-9050, for the ordinary shares held by Mira Mag.

Agreement to Purchase Deferred Shares

      Pursuant to the Israeli Securities Law, a company may not register its shares on any Israeli stock exchange unless its share capital consists of only one class of shares. Further, pursuant to the Israeli Securities Law, an Israeli company whose shares are traded on a stock exchange outside of Israel or on Nasdaq, may register its shares on an Israeli stock exchange under a simplified and expedited process. In connection with effectuating the dual registration of our ordinary shares on Nasdaq and the Tel Aviv Stock Exchange, we were required by the Israeli Securities Law to cancel all of our issued and outstanding deferred shares. Accordingly, following approval by our audit committee, our board of directors, and our shareholders at our 2001 annual general meeting, we entered into an agreement pursuant to which we purchased 186,480 deferred shares from Mira Mag and 65,520 deferred shares from IAI for aggregate consideration equal to the aggregate nominal value of such deferred shares. We subsequently cancelled the deferred shares that we purchased from Mira Mag and IAI.

Guarantees

      As of December 31, 2002, we guaranteed an approximately $262,000 line of credit granted by Deutsche Bank to Senstar GmbH. During 2002, the largest amount outstanding under this line of credit was approximately $450,000. As of May 31, 2003, there was no outstanding balance under this line of credit. The interest rate on this line of credit is 3.3%-10.25%

      We guaranteed to Bank Leumi Israel an unlimited amount of Senstar's $576,000 mortgage loan. During 2002, the largest amount outstanding under this mortgage loan was approximately $75,000. As of December 31, 2002 the mortgage loan was paid off in full and our guarantee expired. The interest rate on this mortgage loan was LIBOR plus 0.75%.

      We guaranteed approximately $2.2 million of a mortgage loan from Bank Leumi to PPI. During 2002, the largest amount outstanding under this mortgage loan was $2.1 million. As of May 31, 2003, the amount outstanding under this mortgage loan was approximately $2.0 million. The interest rate on this mortgage loan is 8.25%.

      As of December 31, 2002, we and our subsidiaries obtained bank performance guarantees and advance payment guarantees from several banks mainly in Israel in the amount of $4.6 million.

      As of December 31, 2002, we and our subsidiaries issued letters of credit in the amount of $88,000 in connection with the purchase of supplies.

Arrangements with Certain Subsidiaries

      We have arrangements with certain of our subsidiaries pursuant to which these subsidiaries participate in certain of our expenses, primarily our research and development, sales and marketing and general and administrative expenses, on a cost basis. During 2002, the aggregate amount we received from these subsidiaries in connection with such arrangements was approximately $765,000.

Sales to Principal Shareholder

      We sell our perimeter systems to one of our principal shareholders, IAI, which beneficially owns 914,516, or 11.88%, of our ordinary shares. Jacob Nuss, one of our directors, is currently the deputy vice-president-internal auditing of IAI and, since 1975, has served in various financial management capacities at IAI. The terms of the contracts under which we make sales to IAI were negotiated on an arms'-length basis and the terms of such contracts are no more favorable to IAI than those it could have obtained from an unaffiliated third party. Our sales to IAI during the years ended December 31, 2000, 2001 and 2002 were $211,000, $261,000 and $111,000 respectivly.

Employment Contracts

      Jacob Even-Ezra and Izhar Dekel entered into substantially similar employment agreements with us, effective January 1993. These agreements contain certain non-competition and confidentiality provisions. In addition, each agreement establishes a base salary and a package of benefits with an aggregate value of approximately 20% of the base salary, as well as a possible bonus. In April 2000, we extended the term of Mr. Even-Ezra's employment agreement until January 2004. In December 2000, our board of directors amended the term of Mr. Dekel's employment agreement. Under the amended agreement, the term of Mr. Dekel's employment shall continue until such time as it is terminated by us or by Mr. Dekel pursuant to the terms of the agreement.

      See also Item 6.B. "Directors, Senior Management and
Employees-Compensation" above.

C. Interests of Experts and Counsel.

      Not applicable.

ITEM 8. Financial Information

A. Consolidated Statements and Other Financial Information.

      The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

      In 2002, the total amount of our sales from our facilities located outside of Israel to customers outside of Israel was approximately $31.6 million, or 74% of our total sales. The total amount of our export sales from our Israel facilities to countries outside of Israel was approximately $7.8 million, or 18% of our total sales.

Legal Proceedings

      In June 2000, Rapiscan Security Products Inc. filed a suit against us claiming $1.6 million in damages under an agreement between us and Rapiscan. We have denied any liability, and have asserted that Rapiscan did not fulfill its obligations under the agreement. In addition, we asserted that we are entitled to approximately $1.8 million that is owed to us under a different transaction, out of which approximately $417,000 may be offset by Rapiscan, and we have filed a counter claim for the approximately $1.35 million balance owed to us. We have recorded an accrual of approximately $1.2 million with respect to this suit.

      During 2002, several administrative petitions were filed against us by competitors concerning our winning, on September 2002, the tenders published by the MOD for the installation of intrusion detection systems along the seam line between Israel and the West Bank. The main claim was that the conditions for the tenders gave us an advantage. We have defended these petitions claiming, among others, that the competitors delayed in filing their claim. The court refused to issue any interim decree preventing us from commencing our work and the decision was upheld by the Supreme Court of Israel. Only one of these claims is still pending and awaits the court resolution of certain preliminary matters. According to our legal counsel, we have good defenses against the aforementioned claims, therefore, no allowance was recorded in the financial statements.

      In April 2003, Rav-Tec Ltd. filed a civil action against us, the MOD and Mr. Giora Cohen, in the District Court of Tel-Aviv. The plaintiff alleges that its failure in the field trials of the perimeter systems executed by the MOD during 1996-1997 resulted from intentional damage to its fence and diversion of the results of certain intrusion tests made by Cohen who was then a soldier in the IDF. The plaintiff alleges that we were the employer of Cohen during 1995 and we still employed him as our agent during the field trials. The plaintiff requests the courts to annul the field trial and for approximately $730,000 in damages. We have denied all of the above allegations and claimed that the plaintiff's perimeter system failure was not the result of Cohen actions. According to our legal counsel, we have good defenses against the aforementioned claims. The action is in its preliminary stages.

      In addition, we are subject to legal proceedings arising in the normal course of business. Based on the advice of our legal counsel, management believes that these proceedings will not have a material adverse effect on our financial position or results of operations.

Dividend Policy

      In 1998, we changed our dividend payment policy to pay annual dividends on our ordinary shares equal to between 25% and 33% of our net profits for the previous fiscal year. We implemented this policy change because we had accumulated sufficient cash and our operations had been generating a positive cash flow.

      In each of 1999 and 2000, we paid a cash dividend to our shareholders of $0.10 per ordinary share, representing approximately 32% of our net income before writing off the investment in our affiliate in each of 1998 and 1999. In 2001, we paid a cash dividend to our shareholders of $0.13 per ordinary share, representing approximately 33% of our net income in 2000. In August 2002, we paid a 3% stock dividend to our shareholders of record as of August 1, 2002 as a final dividend for the year ended December 31, 2001.

      In May 2003, our Board of Directors decided to distribute a 3% stock dividend. This decision has not yet been approved by the annual general meeting of shareholders.

B. Significant Changes.

      Except as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2002.

ITEM 9. The Offer and Listing

A. Offer and Listing Details

Annual Stock Information

      The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq National Market and the Tel Aviv Stock Exchange:

                    Nasdaq National Market        Tel Aviv Stock Exchange*
                    ----------------------        ------------------------
                      High           Low             High             Low
                      ----           ---             ----             ---
Year
----
1998 .........      $ 3.7813      $ 1.6875       NIS    --       NIS    --
1999 .........        3.9375        2.1875              --              --
2000 .........        4.825         2.8125              --              --
2001 .........       14.24          2.9375           64.00           20.50
2002 .........       13.49          4.57             59.60           22.24

----------
* Our ordinary shares began trading on the Tel Aviv Stock Exchange on July 1, 2001. The share prices on the Tel Aviv stock exchange are in NIS. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on June 17, 2003 was NIS 4.353 per $1.00.

Quarterly Stock Information

      The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq National Market and the Tel Aviv Stock Exchange:

                    Nasdaq National Market        Tel Aviv Stock Exchange*
                    ----------------------        ------------------------
                      High           Low             High             Low
                      ----           ---             ----             ---
2001
----
First Quarter ...   $ 4.4375      $ 2.9375       NIS    --       NIS    --
Second Quarter ..     6.60          4.00                --              --
Third Quarter ...    10.70          4.99             44.14           20.50
Fourth Quarter ..    14.24          7.18             64.00           30.15

2002
----
First Quarter ...    13.49          8.50             59.60           40.50
Second Quarter ..    12.80          8.50             59.40           43.00
Third Quarter ...    11.65          5.95             53.40           30.64
Fourth Quarter ..     6.93          4.57             31.90           22.24

----------
* Our ordinary shares began trading on the Tel Aviv Stock Exchange on July 1, 2001. The share prices on the Tel Aviv stock exchange are in NIS. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on June 17, 2003 was NIS 4.353 per $1.00.

Monthly Stock Information

      The following table sets forth, for each month in the last six months of 2002, the range of high ask and low bid prices of our ordinary shares on the Nasdaq National Market and the Tel Aviv Stock Exchange:

                              Nasdaq National Market    Tel Aviv Stock Exchange*
                              ----------------------    ------------------------
                                High          Low            High           Low
                                ----          ---            ----           ---
2002
----
July ...................      $  11.65      $   7.20    NIS  53.40    NIS  36.75
August .................          9.20          7.62         41.36         36.32
September ..............          9.10          5.95         41.96         30.64
October ................          6.10          4.57         28.81         22.24
November ...............          6.93          5.20         31.28         24.54
December ...............          6.80          5.20         31.90         25.01

----------
* Our ordinary shares began trading on the Tel Aviv Stock Exchange on July 1, 2001. The share prices on the Tel Aviv stock exchange are in NIS. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on June 17, 2003 was NIS 4.353 per $1.00.

B. Plan of Distribution

      Not applicable.

C. Markets

      Our ordinary shares have traded on the Nasdaq National Market under the symbol MAGS since our initial public offering in 1993. As of July 1, 2001, our ordinary shares are also traded on the Tel Aviv Stock Exchange under the symbol MAGS.

D. Selling Shareholders

      Not applicable.

E. Dilution

      Not applicable.

F. Expenses of the Issue

      Not applicable.

ITEM 10. Additional Information

A. Share Capital.

      Not applicable.

B. Memorandum and Articles of Association.

      We are registered with the Israeli Companies Registry and have been assigned company number 52-003892-8. Section 2 of our memorandum of association provides, among other things, that we were established for the purposes of acquiring from IAI a plant, known as the Magal Plant, engaged in the development, manufacture, sale and support of alarm devices and dealing in the development, manufacturing and support of security alarm devices and other similar products. In addition, the purpose of our company is to be eligible to perform and act in connection with any right or obligation of whatever kind or nature permissible under Israeli law.

      On February 1, 2000, the Companies Law, came into effect and superseded most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983, except for certain provisions which relate to bankruptcy, dissolution and liquidation of companies. The Companies Law authorizes the Minister of Justice to adopt regulations exempting from the provisions of the Companies Law, certain of which are described below, companies, such as us, whose shares are traded outside of Israel. Under the Companies Law, various provisions of such law, some of which are detailed below, overrule the current provisions of our articles of association.

Board of Directors

      The strategic management of our business (as distinguished from the daily management of the our business affairs) is vested in our board of directors, which may exercise all such powers and do all such acts as our company is authorized to exercise and do, and which are not required to be exercised by a resolution of the general meeting of our shareholders. The board of directors may, subject to the provisions of the Companies Law, delegate some of its powers to committees, each consisting of one or more directors, provided that at least one member of such committee is an external director.

      According to the Companies Law, we may stipulate in our articles of association that the general meeting of shareholders is authorized to assume the responsibilities of the board of directors. In the event the board of directors is unable to act or exercise its powers, the general meeting of shareholders is authorized to exercise the powers of the board of directors, although the articles of association do not stipulate so. Our board of directors has the power to assume the responsibilities of our chief executive officer if he is unable to act or exercise his powers or if he fails to fulfill the instructions of the board of directors with respect to a specific matter.

      Our articles of association do not impose any mandatory retirement or age-limit requirements on our directors and our directors are not required to own shares in our company in order to qualify to serve as directors.

      For a discussion of the Companies Law regulations concerning a director's duty of care and duty of loyalty, see Item 6.C. "Directors, Senior Management and Employees-Board Practices-Approval of Specific Related-Party Transactions." For a discussion of the Companies Law regulations regarding indemnification of directors, see Item 6.C. "Directors, Senior Management and Employees-Board Practices-Indemnification of Directors and Officers and Limitations of Liability."

      Directors' compensation arrangements (other than external directors) require the approval of our audit committee before board and shareholder approval. However, pursuant to recent amendments to the Companies Regulations (Relief from Related Party Transactions), 5760-2000, directors' compensation and employment arrangements do not require shareholder approval if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company. In addition, if the director is a controlling shareholder of the company, then the employment and compensation arrangements of such director do not require shareholder approval; provided such arrangements meet certain specified criteria.

      The relief from having to obtain shareholder approval set forth above will not apply, and shareholder approval will be required, if one or more shareholders, holding at least 1% of the issued and outstanding share capital of the company or of the company's voting rights, object to the grant of such relief, provided that such objection is submitted to the company in writing not later than seven days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law (which reporting requirements are not applicable to us as a double foreign company).

      The board of directors may from time to time, at its discretion, cause the company to borrow or secure the payment of any money for the purposes of the company, and may secure or provide for the repayment of such money in the manner as it deems fit.

Share Capital

      Our share capital consists of NIS 19,748,000 divided into 19,748,000 ordinary shares, par value NIS 1.00 each, all ranking pari passu. All our ordinary shares have the same rights, preferences and restrictions, some of which are detailed below. At the general meeting of shareholders, our shareholders may, subject to certain provisions detailed below, create different classes of shares, each class bearing different rights, preferences and restrictions.

      Dividends

      Holders of ordinary shares are entitled to participate in the payment of dividends in accordance with the amounts paid-up or credited as paid up on the nominal value of such ordinary shares at the time of payment (without taking into account any premium paid thereon). However, under article 13 of our articles of association no shareholder shall be entitled to receive any dividends until he shall have paid all calls then currently due and payable on each ordinary share held by such shareholder.

      Declaration of a final dividend requires the approval by ordinary resolution of our shareholders at a general meeting of shareholders. Such resolution may reduce but not increase the dividend amount recommended by the board of directors. Dividends may be paid, in whole or in part, by way of distribution of dividends in kind.

      Dividends may be paid only out of our distributable earnings, as defined in the Companies Law. Prior to any distribution of dividends, our board of directors has to determine that there is no reasonable concern that such distribution will prevent us from executing our existing and foreseeable obligations as they become due.

      Voting Rights

      Holders of ordinary shares are entitled to one vote for each share of record on all matters submitted to a vote of shareholders. Voting is done by a show of hands, unless a poll is demanded prior to a vote by a show of hands. Generally, resolutions are adopted at the general meeting of shareholders by an ordinary resolution, unless the Companies Law or the articles of association require an extraordinary resolution.

      An ordinary resolution, such as a resolution approving the declaration of dividends or the appointment of auditors, requires approval by the holders of a simple majority of the shares represented at the meeting, in person or by proxy, and voting thereon. An extraordinary resolution requires approval by the holders of at least 75% of the shares represented at the meeting, in person or by proxy, and voting thereon.

      The primary resolutions required to be adopted by an extraordinary resolution of the general meeting of shareholders are resolutions to:

o     amend the memorandum or the articles of association;

o change the share capital, for example, increasing or canceling the authorized share capital or modifying the rights attached to shares; and

o     approve mergers, consolidations or winding up of our company.

      Our articles of association do not contain any provisions regarding a classified board of directors or cumulative voting for the election of directors.

      Rights in the Company's Profits

      Our shareholders have the right to share in our profits distributed as a divdend or any other permitted distributions.

      Liquidation

      Article 111 of our articles of association provides that upon any liquidation, dissolution or winding-up of our company, our remaining assets shall be distributed pro-rata to our ordinary shareholders.

      Redemption

      Under article 38 of our articles of association we may issue redeemable stock and redeem the same.

      Transfer of shares

      The transfer of a fully paid-up ordinary share does not require the approval of our board of directors. However, according to article 17 of our articles of association, any transfer of an ordinary share requires an instrument of transfer in the form designated by the board of directors together with any other evidence of title as the board of directors may reasonably request.

      Substantial limitations on shareholders

      See Item 6.C. "Directors, Senior Management and Employees-Board Practices-Approval of Specific Related-Party Transactions."

      Capital Calls

      Under our memorandum of association and the Companies Law, the liability of our shareholders is limited to the par value of the shares held by them.

Modifications of Share Rights

      Shares, which confer preferential or subordinate rights relating to, among other things, dividends, voting, and payment of capital may be created only by an extraordinary resolution of the general meeting of shareholders. The rights attached to a class of shares may be altered by an extraordinary resolution of the general meeting of shareholders, provided the holders of 75% of the issued shares of that class approve such change by the adoption of an extraordinary resolution at a separate meeting of such class, subject to the terms of such class. The provisions of the articles of association pertaining to general meetings of shareholders also apply to a separate meeting of a class of shareholders.

General Meetings of Shareholders

      An annual general meeting of shareholders is held at least once every calendar year, not later than 15 months after the last annual general meeting of shareholders, at such time and at such place as may be fixed by the board of directors. Any additional general meetings of shareholders are called "extraordinary general meetings." The board of directors may, in its discretion, convene an extraordinary general meeting and is obliged to do so upon receipt of a written request from the holders of at least 5% of our outstanding ordinary shares and/or of our voting rights.

      The Companies Law provides that a company whose shares are traded on a stock exchange must give notice of a general meeting of shareholders to its shareholders of record at least twenty-one days prior to the meeting. A shareholder present, in person or by proxy, at the commencement of a general meeting of shareholders may not seek the cancellation of any proceedings or resolutions adopted at such general meeting of shareholders on account of any defect in the notice of such meeting relating to the time or the place thereof. Shareholders who are registered in our register of shareholders at the record date may vote at the general meeting of shareholders. The record date is set in the resolution to convene the general meeting of shareholders, provided, however, that such record date must be between four to twenty-one days or, in the event of a vote by ballots, between four to forty days before the date the general meeting of shareholders is held.

      The quorum required for a general meeting of shareholders consists of at least two record shareholders, present in person or by proxy, who hold, in the aggregate, at least one third of the voting power of our outstanding shares. A general meeting of shareholders will be adjourned for lack of a quorum after half an hour from the time appointed for such meeting to the same day in the following week at the same time and place or any other time and place as the board of directors designates in a notice to the shareholders. At such reconvened meeting, if a quorum is not present within half an hour from the time appointed for such meeting, two or more shareholders, present in person or by proxy, will constitute a quorum. The only business that may be considered at an adjourned general meeting of shareholders is the business that might have been lawfully considered at the general meeting of shareholders originally convened and the only resolutions that may be adopted are the resolutions that could have been adopted at the general meeting of shareholders originally convened.

Limitations on the Right to Own Our Securities

      Neither our memorandum or articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of our ordinary shares by non-residents, except that the laws of the State of Israel may restrict the ownership of ordinary shares by residents of countries that are in a state of war with Israel.

Provisions Restricting a Change in Control of Our Company

      The Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the board of directors of both companies is subject to such board of directors' confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations to its creditors. Each company must notify its creditors about the contemplated merger. Under the Companies Law, our articles of association are deemed to include a requirement that such merger be approved by an extraordinary resolution of our shareholders, as explained above. The approval of the merger by the general meetings of shareholders of each of the companies is also subject to additional approval requirements as specified in the Companies Law and regulations promulgated thereunder.

      The Companies Law also provides that an acquisition of shares in a public company on the open market must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. However, this rule does not apply if there already is another 25% shareholder of the company. Similarly, if there already is another shareholder who holds more than 25% but less than 50% of the company's outstanding share capital, an acquisition of shares in a public company on the open market must be made by means of a tender offer, if as a result of the acquisition the purchaser would become a 45% shareholder of the Company. However, under the Companies Law, if following any acquisition of shares the acquirer would hold 90% or more of the company's shares, the acquisition must be made by means of a tender offer for all of the shares of the class. These rules do not apply if the acquisition is made by way of a private placement. In addition, these rules do not apply to a company whose shares are publicly traded outside of Israel if applicable foreign securities laws restrict the acquisition of any level of control of the company or require the purchaser to make a tender offer to the public shareholders upon the acquisition of any level of control of the company.

Disclosure of Shareholders' Ownership

      The Israeli Securities Law, 5728-1968 and regulations promulgated thereunder contain various provisions regarding the ownership threshold above which shareholders must disclose their share ownership. However, these provisions do not apply to companies, such as ours, whose shares are publicly traded in Israel as well as outside of Israel. As a result of the listing of our ordinary shares on the Tel Aviv Stock Exchange, we are required pursuant to the Israeli Securities Law and the regulations promulgated thereunder to deliver to the Israeli Share Registrar, the Israeli Securities Exchange Commission and the Tel Aviv Stock Exchange, all reports, documents, forms and information received by us from our shareholders regarding their shareholdings, provided that such information was published or required to be published under applicable foreign law.

C. Material Contracts.

      We are not a party to any material contracts other than those entered into in the ordinary course of business.

D. Exchange Controls.

      Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new "general permit" was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

      Non-residents of Israel who purchase our ordinary shares will be able to convert dividends, if any, thereon, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely repatriable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

E. Taxation

      The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us and our shareholders. The following also contains a discussion of Israeli government programs benefiting us. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Tax Reform

      On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No.132), 5762-2002, known as the Tax Reform, came into effect, following its enactment by the Israeli Parliament on July 24, 2002. On December 17, 2002, the Israeli Parliament approved a number of amendments to the tax reform, which came into effect on January 1, 2003.

      The tax reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

o Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

o Imposition of Israeli tax on all income of Israeli residents, individuals andorporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

o Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly of indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

o Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see "Capital Gains Tax on Sales of Our Ordinary Shares" below; and

o Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

General Corporate Tax Structure

      Israeli companies are subject to company tax at a rate of 36% of taxable income. However, the effective tax rate payable by a company that derives income from an approved enterprise, discussed further below, may be considerably less. See "-Law for the Encouragement of Capital Investments, 1959." Subject to relevant tax treaties, dividends or interest received by an Israeli company from its foreign subsidiaries are generally subject to tax regardless of such company's status as an approved enterprise.

Law for the Encouragement of Industry (Taxes), 1969

      According to the Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, an industrial company is a company resident in

Israel, at least 90% of the income of which, in a given tax year, determined in Israeli currency exclusive of income from specified government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

      Under the Industry Encouragement Law, industrial companies are entitled to the following preferred corporate tax benefits:

o deduction of purchases of know-how and patents over an eight-year period for tax purposes, at a rate of 12.5% per year;

o deduction of specified expenses incurred for a public issuance of securities over a three-year period for tax purposes;

o right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies; and

o     accelerated depreciation rates on equipment and buildings.

      Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

      We believe that we currently qualify as an industrial company as defined by the Industry Encouragement Law. We cannot assure you that we will continue to qualify as an industrial company or that the benefits described above will be available to us in the future.

Law for the Encouragement of Capital Investments, 1959

      General

      The Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, commonly referred to as the Investment Center, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment to be purchased and utilized under the program. The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates.

      Certain of our production facilities have been granted approved enterprise status pursuant to the Investment Law, which provides certain tax and financial benefits to investment programs that have been granted this status.

      Tax Benefits

      Taxable income of a company derived from an approved enterprise is generally subject to company tax at the maximum rate of 25%, rather than 36%, for the benefit period. This period is ordinarily seven years, or ten years if the company qualifies as a foreign investors' company as described below, commencing with the year in which the approved enterprise first generates taxable income. However, this period is limited to the earlier of twelve years from commencement of production or fourteen years from the date of approval.

      A company that owns an approved enterprise may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company's undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and the company will be eligible for a reduced tax rate for the remainder of the benefits period.

      A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors' company. A foreign investors' company is a company more than 25% of whose share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors' company and has an approved enterprise program is eligible for tax benefits for a ten year benefit period. Income derived from the approved enterprise program will be exempt from tax for a period of two years and will be subject to a reduced tax rate for an additional eight years, provided that the company qualifies as a foreign investors' company. The tax rate for the additional eight-year period is 25%. However, if the level of foreign investment exceeds 49% but is less than 74%, then the tax rate for the additional eight-year period is 20%. If the level of foreign investment exceeds 74% but is less than 90%, then the tax rate for the additional eight-year period is 15%. If the level of foreign investment exceeds 90%, then the tax rate for the additional eight-year period is 10%. If the company does not qualify as a foreign investors' company, the period of the reduced tax rate will be five years.

      A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax on the amount distributed at the rates mentioned above. The tax rate will be the rate that would have been applicable had the company not elected the alternative package of benefits. This rate is generally 10%-25%, depending on the percentage of the company's shares held by foreign shareholders. The dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises, which is 15% if the dividend is distributed during the tax exemption period or within 12 years after the period. The company must withhold this tax at the source, regardless of whether the dividend is converted into foreign currency.

      Subject to applicable provisions concerning income under the alternative package of benefits, all incomes are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted average of the various applicable tax rates. Under the Investment Law, a company that has elected the alternative package of benefits is not obliged to distribute exempt retained profits, and may generally decide from which year's profits to declare dividends.

      The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated in applicable law and in the certificate of approval. If we fail to comply with these conditions with regard to our approved enterprises, the tax and other benefits we receive could be rescinded, in whole or in part, and we may be required to refund the amount of previously received benefits in addition to Israeli CPI linkage adjustments and interest costs. We believe that our approved enterprises currently substantially comply with all such conditions.

      Financial Benefits

      An approved enterprise is also entitled to a grant from the Government of Israel for investments in certain production facilities located in designated areas within Israel, provided it did not elect the alternative benefits program. Grants are available for enterprises situated in development areas and for high-technology or skill-intensive enterprises in Jerusalem. The investment grant is computed as a percentage of the original cost of the fixed assets for which the approved enterprise has been granted.

      From time to time, the Government of Israel has discussed reducing the benefits available to companies under the Investment Law. In 1996, the investment grant was decreased from 38% to 34% and in January 1997 the grant was reduced to 20%. Currently, grants generally range between 10% and 20%. If the benefits available under the Investment Law are terminated or substantially reduced, it could have a material adverse effect on our future investments in Israel.

      For companies such as ours, whose foreign shareholders exceed 25% of the company's outstanding ordinary shares, future approved enterprises would entitle such companies to receive reduced tax rates for up to ten tax years, rather than the maximum seven tax years applicable to companies with a smaller foreign investment.

      As long as we are in compliance with the conditions set forth in the certificates of approval granted to us, our income derived from our approved enterprise expansion programs will be tax exempt for the prescribed period and thereafter will enjoy reduced tax rates as detailed above. If we violate these conditions, we may be required to refund the amount of tax benefits we previously received in addition to Israeli CPI linkage adjustments and interest costs.

      We currently have three approved enterprise expansion programs which were approved in 1992, 1997 and 2001, respectively, and under which we are entitled to tax benefits. The periods of benefits for two of our approved enterprise programs will expire in 2003 and 2007, respectively, and the period of benefits for our third approved enterprise program has not yet begun. The benefits we receive in connection with our approved enterprise programs are conditioned upon the fulfillment of a marketing plan filed by us with the Investment Center.

Law for the Encouragement of Industrial Research and Development, 1984

      Under the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the Research Law, research and development programs that meet specified criteria and are approved by a governmental committee of the OCS are eligible for grants of generally up to 50% of the project's expenditures, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties to the OCS of 3%-5% on sales of products and services derived from technology developed using these grants until all of the dollar-linked grant is repaid. Upon full repayment of the grant, there is no further liability for royalties.

      The terms of the Israeli government participation also require that products developed with government grants must be manufactured in Israel. However, under the regulations of the Research Law, if any of the manufacturing is performed outside of Israel by any entity other than us, assuming we receive approval from the OCS for the foreign manufacturing, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel as follows:

      Manufacturing volume            Royalties to the Chief Scientist
       outside of Israel                  as a percentage of grant
      --------------------            --------------------------------
         less than 50%                              120%
      between 50% and 90%                           150%
         more than 90%                              300%

      Under the Research Law, the technology developed with OCS grants may not be transferred to third parties without the prior approval of a governmental committee. However, such approval is not required to export any products developed using the grants. Approval of the transfer of technology may be granted in specific circumstances if the recipient abides by the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. We cannot assure you that any consent, if requested, will be granted.

      Effective for grants received from the OCS under programs approved after January 1, 1999, the outstanding balance of the grants will be subject to interest equal to the 12-month LIBOR applicable to dollar deposits that is published on the first business day of each calendar year.

      The funds generally available for grants by the OCS were reduced for 2003, and the Israeli authorities have indicated that the government may further reduce or abolish grants from the OCS in the future. Even if these grants are maintained, we cannot assure you that we will receive OCS grants in the future. In addition, each application to the OCS is reviewed separately, and grants are based on the program approved by the research committee. Generally, expenditures supported under other incentive programs of the State of Israel are not eligible for grants from the OCS.

Taxation Under Inflationary Conditions

      The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which are material to us can be described as follows:

o There is a special tax adjustment for the preservation of equity as follows:

      o Where a company's equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets, a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward.

      o Where a company's depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

o Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli CPI.

o Gains on traded securities, which are normally exempt from tax, are taxable in specified circumstances. However, securities dealers are subject to the regular tax rules applicable to business income in Israel.

      Pursuant to the Inflationary Adjustments Law, results for tax purposes are measured in real terms in accordance with changes in the Israeli CPI. The discrepancy between the change in the Israeli CPI and the change in the exchange rate of the NIS to the dollar, each year and cumulatively, may result in a significant difference between taxable income and the income denominated in dollars as reflected in our financial statements (see note 14 of the notes to our consolidated financial statements). A foreign investors' company may, subject to certain conditions, elect to measure results, for tax purposes, in dollar terms.

Capital Gains Tax

      Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel. Unless a Specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

      Prior to the tax reform, sales of our ordinary shares by individuals were generally exempt from Israeli capital gains tax for so long as they were quoted on Nasdaq or listed on a stock exchange in a country appearing in a list approved by the Controller of Foreign Currency and we qualified as an Industrial Company. The above was also applicable following the dual listing of our shares in the Israeli Stock Exchange.

      Pursuant to the tax reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the Tel Aviv Stock Exchange ("TASE") or; (ii) (subject to a necessary determination by the Israeli Minister of Finance) Israeli companies publicly traded on a recognized stock exchange outside of Israel (such as MAGAL).

      This tax rate does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with Chapter B to the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement).

      The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

      Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a the TASE, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, provided however that such capital gains are not derive from a permanent establishment in Israel and provided that such shareholders did not acquire their shares prior to an initial public offering.

      However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

      In any event, the provisions of the tax reform will not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described above. In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

      Pursuant to the Convention between the governments of the United States of America and Israel with respect to taxes on income, as amended, or the "U.S.-Israel Tax Treaty", the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. In this case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

Taxation of Non-Resident Holders of Shares

      Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, income tax at the rate of up to 25% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, under the Investment Law, dividends generated by an Approved Enterprise are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise paid to a U.S. company holding 10% or more of our ordinary shares are taxed at a rate of 12.5%.

      Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of traded securities of an Israeli company, subject to the provisions of any applicable double taxation treaty or unless a specific exemption is available.

      For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see above
"-- Capital Gains Tax on Sales of Our Ordinary Shares."

United States Federal Income Tax Considerations

      Subject to the limitations described below, the following discussion describes the material U.S. federal income tax consequences to a beneficial owner of our ordinary shares, referred to for purposes of this discussion as a "U.S. holder", that is:

o     a citizen or resident of the U.S.;

o a corporation (or other entity treated as a corporation for U.S. federal tax purposes) created or organized in the U.S. or under the laws of the U.S. or of any U.S. state;

o an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

o a trust, if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

      In addition, certain material aspects of U.S. federal income tax relevant to a beneficial owner of our ordinary shares other than a U.S. holder, referred to as a "Non-U.S. holder," are discussed below.

      This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person's decision to purchase ordinary shares.

      This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, current and proposed U.S. Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on such shareholder's individual circumstances. In particular, this discussion considers only U.S. holders that will own ordinary shares as capital assets and does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

o are broker-dealers, including dealers in securities or currencies, or insurance companies;

o     have elected mark-to-market accounting;

o     are tax-exempt organizations;

o     are financial institutions or "financial services entities";

o hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments;

o are holders owning directly, indirectly or by attribution at least 10% of our voting power;

o     have a functional currency that is not the dollar; or

o     received ordinary shares as compensation.

      In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws.

      Additionally, the discussion does not consider the tax treatment of partnerships or persons who hold ordinary shares through a partnership or other pass-through entity or the possible application of U.S. federal gift or estate tax.

      Each holder of our ordinary shares is advised to consult such person's own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing our ordinary shares.

Taxation of Ordinary Shares

      Taxation of Dividends Paid On Our Ordinary Shares

      Subject to the discussion in "Tax Consequences If We Are a Passive Foreign Investment Company" below, a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on our ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. holder's basis in the ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of ordinary shares.

      Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. holder will be includible in the income of a U.S. holder in a dollar amount calculated by reference to the exchange rate on the date the distribution is received. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

      U.S. holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such individuals may still claim a credit against their U.S. federal income tax liability. The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. Distributions of current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income. A U.S. holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.

      Taxation of the Disposition of Our Ordinary Shares

      Subject to the discussion in "Tax Consequences If We Are a Passive Foreign Investment Company" below, upon the sale or exchange of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between such U.S. holder's basis in the ordinary shares, which is usually the dollar cost of such shares, and the amount realized on such sale or exchange. As our ordinary shares are publicly traded, a sale or exchange of such ordinary shares will be considered to occur on the trade date, regardless of the U.S. holder's method of accounting. A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date" and may therefore realize foreign currency gain or loss, unless such U.S. holder has elected to use the settlement date to determine its proceeds of sale for purposes of calculating such foreign currency gain or loss. Capital gain from the sale or exchange of ordinary shares held more than one year is long-term capital gain. Gain or loss recognized by a U.S. holder on a sale or exchange of ordinary shares will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale or exchange of ordinary shares is subject to limitations. In addition, a U.S. holder that receives foreign currency upon a sale or exchange of the ordinary shares and converts the foreign currency into dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

      New Tax Law Applicable to Dividends and Long-Term Capital Gain

      Under recently enacted tax legislation, dividends received by individual U.S. Holders from certain foreign corporations, and long-term capital gain realized by individual U.S. Holders, generally are subject to a reduced maximum tax rate of 15 percent through December 31, 2008. Dividends received with respect to ordinary shares should qualify for the 15 percent rate. The reduced rate on capital gains applies to sales and exchanges on or after May 6, 2003 and the reduced rates on dividend income to dividends received after December 31, 2002. The rate reduction does not apply to dividends received in respect of certain short-term or hedged positions in the common stock or in certain other situations. The legislation contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the rate reduction. U.S. Holders should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

      Tax Consequences If We Are a Passive Foreign Investment Company

      We will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes if 75% or more of our gross income in a taxable year, including the pro-rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if 50% or more of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro-rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes amounts derived by reason of the temporary investment of funds raised in our public offerings. If we are a PFIC, and a U.S. holder did not make a qualifying election either to treat us as a "qualified electing fund" (as described below) or mark our ordinary shares to market (as described below):

o Excess distributions by us to a U.S. holder would be taxed in a special way. "Excess distributions" are amounts received by a U.S. holder with respect to our ordinary shares in any taxable year that exceed 125% of the average distributions received by such U.S. holder from us in the shorter of either the three previous years or such U.S. holder's holding period of the ordinary shares before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current taxable year in its gross income as ordinary income for that year. A U.S. holder must pay tax on amounts allocated to each prior taxable year at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

o The entire amount of gain realized by a U.S. holder upon the sale or other disposition of our ordinary shares will also be treated as an excess distribution and will be subject to tax as described above.

o A U.S. holder's tax basis in our ordinary shares that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent's death but would instead be equal to the decedent's basis, if lower.

      If we are a PFIC, a U.S. holder of ordinary shares will be subject to the PFIC rules as if such holder owned its pro-rata share of any of our direct or indirect subsidiaries which are PFICs. Accordingly, a U.S. holder of our ordinary shares will be subject to tax under the PFIC rules with respect to distributions to us by, and dispositions by us of shares of, any direct or indirect PFIC shares held by us, as if such holder received directly its pro-rata share of either the distribution or proceeds from such disposition.

      The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes an election to treat us as a "qualified electing fund," or QEF, in the first taxable year in which the U.S. holder owns ordinary shares and if we comply with certain reporting requirements. Instead, a shareholder of a QEF is required for each taxable year to include in income a pro-rata share of the ordinary earnings of the QEF as ordinary income and a pro-rata share of the net capital gain of the QEF as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the U.S. Internal Revenue Service, or IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621 (using the information provided in the PFIC annual information statement) to such shareholder's timely filed U.S. federal income tax return. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year. We will not undertake to supply U.S. holders with the information needed to report income and gain under a QEF election if we were to be classified as a PFIC. In addition, we may not be able to provide such information with respect to any directly or indirectly held PFIC shares. Consequently, U.S. holders would be unable to make a QEF election with respect to us or lower-tier PFIC shares and thus would be subject to the rules described in the preceding paragraph with respect to distributions from or dispositions of our shares or lower-tier PFIC shares.

      A U.S. holder of PFIC shares which are publicly traded could elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference, as of the close of the taxable year, between the fair market value of the PFIC shares and the holder's adjusted tax basis in the PFIC shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

      We believe that we were not a PFIC for 2002 and that we will not be a PFIC for 2003. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, we cannot assure you that we will not become a PFIC. U.S. holders who hold our ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made a QEF election. U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

      Tax Consequences for Non-U.S. Holders of Our Ordinary Shares

      Except as described in "U.S. Information Reporting and Back-up Withholding" below, a non-U.S. holder who is a beneficial owner of our ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, such ordinary shares, unless:

o such item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the U.S. and, in the case of a resident of a country which has a treaty with the U.S., such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the U.S.,

o the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the U.S. for 183 days or more in the taxable year of the disposition and does not qualify for an exemption, or

o the non-U.S. holder is subject to tax pursuant to the provisions of U.S. tax law applicable to U.S. expatriates.

      U.S. Information Reporting and Back-up Withholding

      U.S. holders generally are subject to information reporting requirements with respect to dividends paid in the U.S. on our ordinary shares. U.S. holders are also subject to U.S. back-up withholding (currently at a rate of 30%) on dividends paid in the U.S. on our ordinary shares unless the U.S. holder provides an IRS Form W-9 or otherwise establishes an exemption. U.S. holders are subject to information reporting and back-up withholding (currently at a rate of 30%) on proceeds paid from the disposition of our ordinary shares unless the U.S. holder provides an IRS Form W-9 or otherwise establishes an exemption.

      Non-U.S. holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or proceeds upon the disposition of, our ordinary shares, provided that such non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

      The amount of any back-up withholding will be allowed as a credit against a U.S. holder's or non-U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

F. Dividends and Paying Agents

      Not applicable.

G. Statements by Experts.

      Not applicable.

H. Documents on Display.

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website www.magal-ssl.com. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room.

      As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable U.S. law is available for public review at our principal executive offices.

I. Subsidiary Information.

      Not applicable.

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

      We are exposed to a variety of risks, including changes in interest rates and foreign currency fluctuations.

Interest Rate Risk

      Our exposure to market risk for changes in interest rates is related to our long-term and short-term loans.

      Our financial expenses are sensitive primarily to LIBOR, since the majority of our long-term loans bear a LIBOR-based interest rate.

      The table below presents principal amounts and related weighted average interest rates by date of maturity for our loans:

                            Interest Rate Sensitivity
                      Principal Amount by Expected Maturity
                         Weighted Average Interest Rate
                         ------------------------------
                           (U.S. dollars in thousands)

                                                                                                      Fair
                                                                                                    Value at
                                          2003         2004         2005        2006     Total      12/31/02
                                         ------       ------       ------       ----     ------      ------
Liabilities:
Short Term Loans ..................      $9,266           --           --        --      $9,266      $9,266
Weighted Average Interest Rate ....         5.8%          --           --        --          --          --
Long Term Loans ...................      $1,091       $2,849       $1,849        --      $5,789      $5,913
Weighted Average Interest Rate ....         4.6%        4.73%        8.25%       --          --          --

Foreign Currency Exchange Risk

      We sell most of our products in the U.S., Canada, Europe and Israel. The majority of our sales and expenditures are denominated in dollars. A portion of our sales in Israel are made in NIS, and we expect to make NIS-denominated sales in 2003 as well. Our foreign currency exposure with respect to our sales is mitigated, and we expect it will continue to be mitigated, through salaries, materials and support operations, in which part of these costs are denominated in NIS. Since the beginning of 2003, the NIS has increased approximately 8.1% against the dollar.

      Since part of our sales are quoted in NIS, and a portion of our expenses are incurred in NIS, our results may be adversely affected by a change in the rate of inflation in Israel if the amount of our revenues in NIS decreases and is less than the amount of our expenses in NIS (or if such decrease is offset on a lagging basis) or if such change in the rate of inflation is not offset, or is offset on a lagging basis, by a corresponding devaluation of the NIS against the dollar and other foreign currencies. A hypothetical 10 percent devaluation in the rate of exchange of the NIS against the dollar, with all other variables held constant, on the exposed sales would result in an approximately $280,000 decrease in our expected sales for 2003.

      We periodically enter into foreign exchange contracts to offset the risk of currency exchange rate fluctuations in connection with certain sales and purchase transactions. During 2002 we did not enter into any such contracts and as of December 31, 2002, we had no derivative financial instruments.

ITEM 12. Description of Securities Other Than Equity Securities

      Not applicable.

                                    PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

      Not applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

      Pursuant to the Israeli Securities Law, a company may not register its shares on any Israeli stock exchange unless its share capital consists of only one class of shares. Further, pursuant to the Israeli Securities Law, an Israeli company whose shares are traded on a stock exchange outside of Israel or on Nasdaq, may register its shares on an Israeli stock exchange under a simplified and expedited process. In connection with effectuating the dual registration of our ordinary shares on Nasdaq and the Tel Aviv Stock Exchange, we were required by the Israeli Securities Law to cancel all of our issued and outstanding deferred shares. Accordingly, following approval by our audit committee, our board of directors, and our shareholders at our 2001 annual general meeting, we entered into an agreement pursuant to which we purchased 186,480 deferred shares from Mira Mag and 65,520 deferred shares from IAI for aggregate consideration equal to the aggregate nominal value of such deferred shares. Subsequent to such purchase, and following approval by our shareholders at our 2001 annual general meeting, we amended our articles of association to cancel the deferred shares we purchased from Mira Mag and IAI and deleted them from our registered and issued and outstanding share capital.

ITEM 15. Controls and Procedures

      Within the 90 days prior to the date of the filing of this annual report, we carried out an evaluation, under the supervision and with the participation of our senior management, including

Chief Executive Officer Jacob Even-Ezra and Chief Financial Officer Raya Asher, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13(a)-14(c) of the Securities Exchange Act of 1934. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this Form 20-F filed with the SEC is recorded, processed, summarized and reported timely. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us required to be included in the our periodic SEC filings.

      There have been no significant changes in our internal controls or other factors which could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective actions were taken.

ITEM 16. [Reserved]

                                    PART III

ITEM 17. Financial Statements

      We have responded to Item 18 in lieu of this item.

ITEM 18. Financial Statements

      The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. Exhibits

      The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below:

       Exhibit
         No.      Description
      --------    --------------------------------------------------------------

      1.1*        Memorandum of Association of the Registrant

      1.2**       Articles of Association of the Registrant

      2.1***      Specimen Share Certificate for Ordinary Shares

      2.2****     The Registrant's Stock Option Plan (1993), as amended

      2.4*****    Form of Underwriters' Warrant Agreement

      2.5***** Registration Rights Agreement, dated as of November 18, 1996, by and among the Registrant, Mira Mag Inc., Israel Aircraft Industries Ltd. and Jacob Even-Ezra

      10.1*****   Form of Underwriting Agreement

       Exhibit
         No.      Description
      --------    --------------------------------------------------------------

      21          List of Subsidiaries of the Registrant

      23.1        Consent of Kost Forer & Gabbay

      23.2        Consent of BDO Seidman, LLP

      99.1 Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

      99.2 Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

      99.3        Certification by Chief Executive Officer Pursuant to 18 U.S.C.
                  Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      99.4        Certification by Chief Financial Officer Pursuant to 18 U.S.C.
                  Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

----------
* Previously filed as an exhibit to our Registration Statement on Form F-1 (No. 33-57438), filed with the Commission on January 26, 1993, as amended, and incorporated herein by reference.

** Previously filed as an exhibit to our Registration Statement on Form F-1 (No. 33-57438), filed with the Commission on January 26, 1993, as amended, and incorporated herein by reference and an amendment thereto previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-6246), filed with the Commission on January 7, 1997 and incorporated herein by reference and further amendments thereto previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed with the Commission on June 29, 2001 and incorporated herein by reference.

*** Previously filed as an exhibit to our Registration Statement on Form 8-A, filed with the Commission on March 18, 1993, as amended, and incorporated herein by reference.

**** Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-6246), filed with the Commission on January 7, 1997 and incorporated herein by reference and further amendments thereto previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed with the Commission on June 29, 2001 and incorporated herein by reference.

***** Previously filed as an exhibit to our Registration Statement on Form F-2
      (No.333-5970), filed with the Commission on November 8, 1996, as amended, and incorporated herein by reference.

                MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2002

                                 IN U.S. DOLLARS

                                      INDEX

                                                                        Page
                                                                     -----------

Reports of Independent Auditors                                          F-2

Consolidated Balance Sheets                                           F-4 - F-5

Consolidated Statements of Income                                        F-6

Statements of Changes in Shareholders' Equity                            F-7

Consolidated Statements of Cash Flows                                 F-8 - F-9

Notes to Consolidated Financial Statements                           F-10 - F-37

                                 - - - - - - - -

[LOGO] ERNST & YOUNG

                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                           MAGAL SECURITY SYSTEMS LTD.

      We have audited the accompanying consolidated balance sheets of Magal Security Systems Ltd. ("the Company") and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain wholly owned subsidiaries, which statements reflect total revenues of 11.4% of total consolidated revenues for the year ended December 31, 2000. Those statements were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

      In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.


                                                  /s/ KOST, FORER & GABBAY
Tel-Aviv, Israel                                      KOST, FORER & GABBAY
February 10, 2003
Except for Note 18 which the
Date is June 26, 2003                           A Member of Ernst & Young Global

Report of Independent Certified Public Accountants

The Board of Directors and Shareholders
Perimeter Products, Inc. (A Wholly Owned Subsidiary of Kobb, Inc.)

We have audited the statements of operations, shareholder's equity, and cash flows of Perimeter Products, Inc. (A Wholly Owned Subsidiary of Kobb, Inc.) for the year ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The value of inventory as of December 31, 2000 was overstated by $241,000 as a result of a duplicate inventory adjustment. In addition, the balance for accrued warranty expense as of December 31, 2000 was overstated by $35,000. If the inventory and warranty accrual had been adjusted as of December 31, 2000, the cost of revenue and loss before income taxes in 2000 would have increased by $206,000, the income tax benefit in 2000 would have increased by $83,000, the net loss in 2000 would have increased by $123,000 and retained earnings at December 31, 2000 would have decreased by $123,000.

In our opinion, except for the effects of the prior year inventory overstatement and the accrued warranty overstatement as described in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Perimeter Products, Inc. (A Wholly Owned Subsidiary of Kobb, Inc.) for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO SEIDMAN, LLP
BDO Seidman, LLP

San Jose, California
February 2, 2001, except for the matters discussed in the third paragraph of our report, as to which the date is January 25, 2002

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                 December 31,
                                                               -----------------
                                                                2001       2002
                                                               ------     ------
      ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                    2,738      2,519
   Short-term bank deposits (Note 11c)                          8,289      3,708
   Trade receivables:
      Related parties                                              58         57
      Other (net of allowance for doubtful accounts -
         $192 in 2001 and $150 in 2002)                         6,113      9,076
      Unbilled accounts receivable                              5,586      7,691
   Other accounts receivable and prepaid expenses                 575      2,256
   Deferred income taxes                                          473        602
   Inventories (Note 3)                                         8,549      8,251
                                                               ------     ------

Total current assets                                           32,381     34,160
-----                                                          ------     ------

LONG-TERM INVESTMENTS AND TRADE RECEIVABLES:
   Long-term trade receivables (Note 4)                         2,213      1,510
   Long-term bank deposits                                      3,560      8,649
   Severance pay fund                                           1,592      1,724
                                                               ------     ------

Total long-term investments and trade receivables               7,365     11,883
-----                                                          ------     ------

PROPERTY AND EQUIPMENT, NET (Note 5)                            8,550      8,989
                                                               ------     ------

INTANGIBLE ASSETS AND OTHER (Note 6)                            1,318        853
                                                               ------     ------

GOODWILL (Note 6)                                               3,733      3,856
                                                               ------     ------

Total assets                                                   53,347     59,741
-----                                                          ======     ======

The accompanying notes are an integral part of the consolidated financial statements.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                  December 31,
                                                                              --------------------
                                                                                2001         2002
                                                                              -------      -------
      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Short-term bank credit (Note 7)                                              5,355        9,266
   Current maturities of long-term loans (Note 9)                                 909        1,091
   Trade payables                                                               3,394        4,192
   Other accounts payable and accrued expenses (Note 8)                         4,332        3,784
                                                                              -------      -------

Total current liabilities                                                      13,990       18,333
-----

LONG-TERM LIABILITIES:
   Long-term loans (Note 9)                                                     5,038        4,698
   Accrued severance pay                                                        1,619        1,679
                                                                              -------      -------

Total long-term liabilities:                                                    6,657        6,377
-----

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

SHAREHOLDERS' EQUITY (Note 12):
   Share capital:
      Ordinary shares of NIS 1 par value:
         Authorized: 9,748,000 and 19,748,000 shares at December 31, 2001 and 2002, respectively; Issued and outstanding: 7,363,866 and
            7,666,370 shares at December 31, 2001 and 2002, respectively        2,583        2,600
   Additional paid-in capital                                                  21,670       21,791
   Deferred stock compensation                                                    (20)          (3)
   Accumulated other comprehensive loss                                        (1,294)      (1,006)
   Retained earnings                                                            9,761       11,649
                                                                              -------      -------

Total shareholders' equity                                                     32,700       35,031
-----                                                                         -------      -------

Total liabilities and shareholders' equity                                     53,347       59,741
-----                                                                         =======      =======

The accompanying notes are an integral part of the consolidated financial statements.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

                                                     Year ended December 31,
                                                  ------------------------------
                                                    2000        2001       2002
                                                  -------      ------     ------

Revenues (Note 16)                                 38,571      41,020     42,966
Cost of revenues                                   20,523      21,505     23,924
                                                  -------      ------     ------

Gross profit                                       18,048      19,515     19,042
                                                  -------      ------     ------

Operating expenses:
   Research and development, net (Note 17a)         2,975       3,054      3,128
   Sales and marketing, net                         7,129       7,933      8,642
   General and administrative                       4,661       4,949      4,938
                                                  -------      ------     ------

Total operating expenses                           14,765      15,936     16,708
                                                  -------      ------     ------

Operating income                                    3,283       3,579      2,334
Financial income (expenses), net (Note 17b)          (214)         40        199
                                                  -------      ------     ------

Income before taxes on income                       3,069       3,619      2,533
Taxes on income (Note 14)                             180         452        645
                                                  -------      ------     ------

Net income                                          2,889       3,167      1,888
                                                  =======      ======     ======

Basic net earnings per share (Note 13)               0.39        0.42       0.25
                                                  =======      ======     ======

Diluted net earnings per share (Note 13)             0.38        0.41       0.24
                                                  =======      ======     ======

The accompanying notes are an integral part of the consolidated financial statements.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                           AND ITS SUBSIDIARTIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                Accumulated
                                                    Additional     Deferred        other                   Total          Total
                                Deferred  Ordinary    paid-in       stock      comprehensive  Retained  comprehensive  shareholders'
                                 shares    shares     capital    compensation      loss       earnings     income         equity
                                --------  --------  ----------   ------------  -------------  --------  -------------  -------------
Balance as of January 1, 2000       72     2,472       19,313         (30)          (434)       7,481                     28,874
   Dividend paid                    --        --           --          --             --         (722)                      (722)
   Exercise of share options        --         6           48          --             --           --                         54
   Deferred stock compensation      --        --          113        (113)            --           --                         --
   Amortization of deferred
      stock compensation            --        --           --          85             --           --                         85
   Comprehensive income:
      Net income                    --        --           --          --             --        2,889      2,889           2,889
      Foreign currency
         translation
         adjustments                --        --           --          --           (281)          --       (281)           (281)
                                 -----     -----      -------        ----         ------      -------      -----         -------
Total comprehensive income                                                                                 2,608
                                                                                                           =====
Balance as of December 31, 2000     72     2,478       19,474         (58)          (715)       9,648                     30,899
   Dividend paid                    --        --           --          --             --         (942)                      (942)
   Exercise of share options        --        19          125          --             --           --                        144
   Exercise of warrants             --        11          (11)         --             --           --                         --
   Purchase of deferred shares     (72)       --           11          --             --           --                        (61)
   Deferred stock compensation      --        --           34         (34)            --           --                         --
   Amortization of deferred
      stock compensation            --        --           --          72             --           --                         72
   Stock dividend                   --        75        2,037          --             --       (2,112)                        --
   Comprehensive income:
      Net income                    --        --           --          --             --        3,167      3,167           3,167
      Foreign currency
         translation
         adjustments                --        --           --          --           (579)          --       (579)           (579)
                                 -----     -----      -------        ----         ------      -------      -----         -------
Total comprehensive income                                                                                 2,588
                                                                                                           =====
Balance as of December 31, 2001     --     2,583       21,670         (20)        (1,294)       9,761                     32,700
   Exercise of share options        --        13          125          --             --           --                        138
   Exercise of warrants             --         4           (4)         --             --           --                         --
   Amortization of deferred
      stock compensation            --        --           --          17             --           --                         17
   Comprehensive income:
      Net income                    --        --           --          --             --        1,888      1,888           1,888
      Foreign currency
         translation
         adjustments                --        --           --          --            288           --        288             288
                                 -----     -----      -------        ----         ------      -------      -----         -------
Total comprehensive income                                                                                 2,176
                                                                                                           =====
Balance as of December 31, 2002     --     2,600       21,791          (3)        (1,006)      11,649                     35,031
                                 =====     =====      =======        ====         ======      =======                    =======

The accompanying notes are an integral part of the consolidated financial statements.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                Year ended December 31,
                                                              ----------------------------
                                                               2000       2001       2002
                                                              ------     ------     ------
Cash flows from operating activities:
-------------------------------------
   Net income                                                  2,889      3,167      1,888
   Adjustments to reconcile net income to net cash
      provided by (used in) operating activities:
      Depreciation and amortization                            1,384      1,362      1,096
      Gain on sale of property and equipment                      (2)       (27)       (15)
      Accrued interest on short and long term deposits          (620)        38       (508)
      Amortization of deferred stock compensation                 85         72         17
      Decrease (increase) in trade receivables                   648       (595)    (2,861)
      Decrease in related parties receivables                     50         65          1
      Decrease (increase) in unbilled accounts receivable        883     (3,151)    (2,101)
      Decrease (increase) in other accounts receivable and
         prepaid expenses                                        399         (4)    (1,822)
      Decrease (increase) in deferred income taxes              (259)      (136)       444
      Decrease (increase) in inventories                      (2,925)       766        400
      Decrease (increase) in long-term trade receivables         115     (2,213)       705
      Increase (decrease) in other payables and
         accrued expenses                                        765        682       (532)
      Increase (decrease) in trade payables                    1,125       (392)       786
      Accrued severance pay, net                                  15         (2)       (72)
                                                              ------     ------     ------

Net cash provided by (used in) operating activities            4,552       (368)    (2,574)
                                                              ------     ------     ------

Cash flows from investing activities:
-------------------------------------
   Purchase of short-term and long-term bank deposits             --       (674)        --
   Proceeds from sale of property and equipment                   31         48         35
   Purchase of property and equipment                         (3,828)    (1,158)    (1,459)
   Purchase of know-how and patents                             (265)       (18)       (14)
                                                              ------     ------     ------

Net cash used in investing activities                         (4,062)    (1,802)    (1,438)
                                                              ------     ------     ------

The accompanying notes are an integral part of the consolidated financial statements.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                  Year ended December 31,
                                                                ----------------------------
                                                                 2000       2001       2002
                                                                ------     ------     ------
Cash flows from financing activities:
-------------------------------------
   Short-term bank credit, net                                     116      1,085      3,911
   Proceeds from long-term bank loans                            2,200      1,350         --
   Principal payment of long-term bank loans                      (584)      (180)      (158)
   Purchase of deferred shares                                      --        (61)        --
   Proceeds from exercise of employee stock options                 54        144        138
   Dividend paid                                                  (722)      (942)        --
                                                                ------     ------     ------

Net cash provided by financing activities                        1,064      1,396      3,891
                                                                ------     ------     ------

Effect of exchange rate changes on cash and cash equivalents        62        (67)       (98)
                                                                ------     ------     ------

Increase (decrease) in cash and cash equivalents                 1,616       (841)      (219)
Cash and cash equivalents at the beginning of the year           1,963      3,579      2,738
                                                                ------     ------     ------

Cash and cash equivalents at the end of the year                 3,579      2,738      2,519
                                                                ======     ======     ======

Supplemental disclosures of cash flows activities:
--------------------------------------------------
   Cash paid during the year for:
   Interest                                                        857        925        932
                                                                ======     ======     ======

   Taxes                                                           102        202      1,415
                                                                ======     ======     ======

The accompanying notes are an integral part of the consolidated financial statements.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

      Magal Security Systems Ltd. ("the Company") and its subsidiaries ("the Group"), are engaged in the development, manufacturing and marketing of computerized security systems used to automatically detect and deter human intrusion for both civilian and military markets in Israel and throughout the world. A majority of the Company's sales are made in U.S.A., Canada, Europe and Israel. During March 2001, the Company established Smart Interactive Systems, Inc., in order to meet the growing need for real time video monitoring security services.

      As for major customer data, see Note 16b.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

      The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP").

      a.    Use of estimates:

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      b.    Financial statements in U.S. dollars:

            Most of the Company and certain subsidiaries' revenues are generated in U.S. dollars ("dollar"). The Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company and certain subsidiaries is the dollar.

            Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standards Board ("FASB") No. 52 "Foreign Currency Translation". All transaction gains and losses from the remeasured monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

            The financial statements of certain foreign subsidiaries whose functional currency is not the dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of income amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive loss.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

      c.    Principles of consolidation:

            The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

      d.    Cash equivalents:

            Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

      e.    Short-term and long-term bank deposits:

            The Company classifies bank deposits with maturities of more than three months and less than one year as short-term deposits. Deposits with maturities of more than one year are classified as long-term deposits. Short-term and long-term deposits are presented at cost, including accrued interest.

            The deposits are in U.S. dollars and the weighted average interest rate in 2002 for short-term and long-term bank deposits was 4%, and 4.1%, respectively.

      f.    Inventories:

            Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolesce, excess inventories, discontinued products, and for market prices lower than cost.

            Cost is determined as follows:

            Raw materials, parts and supplies - using the "first-in, first-out" method.

            Work-in-progress - represents the cost of production in progress.

            Finished products - on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

      g.    Long-term trade receivables

            Long-term receivables from extended payment agreements are recorded at estimated present values determined based on current rates of interest and reported at the net amounts in the accompanying financial statements. Imputed interest is recognized, using the effective interest method as a component of interest income in the accompanying statements.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

      h.    Property and equipment:

            Property and equipment are stated at cost, net of accumulated depreciation.

            Depreciation is computed by the straight-line method over the estimated useful lives of the assets as follows:

                                                             %
                                                --------------------------

            Buildings                                        4
            Machinery and equipment                10-33 (mainly at 10)
            Motor vehicles                                  15
            Promotional display                            25-50
            Office furniture and equipment                 6-33
            Leasehold improvements              over the term of the lease

      i.    Impairment of long lived assets:

            The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long- Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

      j.    Intangible assets:

            Intangible assets subject to amortization arose from acquisitions prior July 1, 2001, are being amortized on a straight-line basis over their useful life in accordance with APB Opinion No. 17 "Intangible Assets" ("APB No. 17"). Know-how is amortized over ten years, and patents are amortized over a period of ten years.

            Intangible assets acquired in a business combination for which date is on or after July 1, 2001, should be amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets", ("SFAS No. 142").

      k.    Goodwill:

            Goodwill represents excess of the costs over the net assets of businesses acquired. Goodwill arose from acquisitions prior July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over a period of fifteen years. Under Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No, 142") goodwill acquired in a business combination for which date is on or after July 1, 2001, shall not be amortized.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units.

            SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures the impairment. The Company completed its first phase impairment analysis related to the adoption of Fas 142 during the first quarter of 2002 and its annual impairment test during the fourth quarter of 2002 and found no instances of impairment of its recorded goodwill; accordingly, the second testing phase was not necessary. No subsequent indicators of impairment have been noted by the Company.

                                                            Year ended December 31,
                                                       --------------------------------
                                                         2000        2001        2002
                                                       --------    --------    --------
            Net income:
               Reported net income                        2,889       3,167       1,888
               Goodwill amortization                        336         404          --
                                                       --------    --------    --------

            Adjusted net income                           3,225       3,571       1,888
                                                       ========    ========    ========

            Reported basic net earnings per share          0.39        0.42        0.25
                                                       ========    ========    ========

            Reported diluted net earnings per share        0.38        0.41        0.24
                                                       ========    ========    ========

            Goodwill amortization                          0.05        0.05          --
                                                       ========    ========    ========

            Adjusted basic net earnings per share          0.44        0.47        0.25
                                                       ========    ========    ========

            Adjusted diluted net earnings per share        0.43        0.46        0.24
                                                       ========    ========    ========

      l.    Research and development costs:

            Research and development costs, net of grants received, are charged to the statement of income as incurred.

      m.    Warranty costs:

            The Company provides a warranty for up to 12 months, at no extra charge. A provision is recorded for estimated warranty costs based on the Company's experience.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

      n.    Income taxes:

            The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

      o.    Revenue recognition:

            The Company generates revenues mainly from long-term projects and also from sales of products and rendering maintenance services.

            Revenues from long-term projects are recognized in accordance with Statement of Position 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts" ("SOP 81-1"), using contract accounting on a percentage of completion method, based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract and in accordance with the "Input Method". Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2002, no such estimated losses were identified.

            Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of income when they are reasonably determinable by management, on a cumulative catch-up basis.

            According to ("SOP 81-1"), costs that are incurred for a specific anticipated contract are being deferred, subject to evaluation of their probable recoverability, and only if the costs can be directly associated with a specific anticipated contract.

            Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements", ("SAB No. 101"), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

            Deferred revenue includes unearned amounts received under maintenance contracts but not yet recognized as revenues.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

      p.    Advertising expenses:

            Advertising expenses are charged to the statement of income as incurred. Advertising expenses for the years ended 2000, 2001 and 2002, were $354, $349 and $372, respectively.

      q.    Concentrations of credit risk:

            Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term bank deposits, trade receivables and long-term trade receivables.

            The Company's cash and cash equivalents, short-term and long-term bank deposits are invested in major Israeli and U.S. banks. Such deposits in U.S. banks may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

            The trade receivables of the Company and its subsidiaries are derived from sales to large and solid organizations located mainly in Israel, the United States, Canada and Europe. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

            The Company has no off balance sheet concentration of credit risk such as foreign exchange contracts option contracts or other foreign hedging arrangements.

      r.    Stock-based compensation:

            The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

            Pro-forma information regarding net income and net earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the grant date using a Black and Scholes option pricing model with the following weighted-average assumptions for 2000 and 2001: risk-free interest rates of 5% and 3%, respectively, dividend yields of 3% for each year, a volatility factor of the expected market price of the Company's Ordinary shares of 0.556 and 0.628, respectively, and a weighted average life of the option of two years.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

            Pro-forma net information under FASB-123:

                                                        Year ended December 31,
                                                        -----------------------
                                                         2000     2001     2002
                                                        -----    -----    -----

            Net income as reported                      2,889    3,167    1,888
                                                        =====    =====    =====

            Add: stock based compensation as
               reported                                    85       72       17
                                                        =====    =====    =====

            Deduction: total stock-based
               compensation determined under fair
               value based method for all awards          218      238      246
                                                        =====    =====    =====

            Pro-forma net income                        2,756    3,001    1,659
                                                        =====    =====    =====

            Pro-forma basic net earnings per share       0.37     0.40     0.22
                                                        =====    =====    =====

            Pro-forma diluted net earnings per share     0.36     0.39     0.22
                                                        =====    =====    =====

      s.    Royalty-bearing grants:

            Royalty-bearing grants from the Government of Israel for funding research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a deduction of research and development costs. Research and development grants recognized amounted to $25, $0 and $318 in 2000, 2001 and 2002, respectively.

            The Company also received royalty-bearing grants from the Fund for Encouragement of Marketing Activity. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of sales and marketing expenses.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

      t.    Severance pay:

            The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for its employees in Israel is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

            The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

            Severance expenses for the years ended December 31, 2000, 2001 and 2002, amounted to approximately $225, $241 and $60, respectively.

      u.    Fair value of financial instruments:

            The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

            The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and other accounts receivable, short-term bank credit, trade payables and other payables approximate their fair value due to the short-term maturity of such instruments.

            The carrying amount of the Company's long-term trade receivables and long-term deposits approximate their fair value. The fair value was estimated using discounted cash flow analyses, based on the Company's investment rates for similar type of investment arrangements.

            The fair value of the Company's long-term borrowing arrangements was estimated using discounted cash flow analyses. Based on the Company's incremental borrowing rate for similar types of borrowing arrangements.

      v.    Basic and diluted earnings per share:

            Basic earnings per share is computed based on the weighted average number of Ordinary Shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with FASB Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

      w.    Reclassification:

            Certain amounts from prior years have been reclassified to conform to the current year's presentation. The reclassification had no effect on previously reported net loss, shareholders' equity or cash flows.

      x.    Impact of recently issued accounting standards:

            In June 2002, the FASB issues SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on our results of operations or financial position.

            In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002 and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position.

            In November 2002, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on EITF No. 00-21, "Accounting for Revenue Arrangements with Multiple Element Deliverables." The issue addresses how to account for arrangements that may involve multiple revenue-generating activities, i.e., the delivery or performance of multiple products, services, and/or rights to use assets. In applying this guidance, separate contracts with the same party, entered into at or near the same time, will be presumed to be a package, and the consideration will be measured and allocated to the separate units based on their relative fair values. This consensus guidance will be applicable to agreements entered into in quarters beginning after June 15, 2003. The Company will adopt this new accounting effective July 1, 2003. The Company is currently evaluating the impact of this change.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            In January 2003, the FASB issued FASB Interpretation 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest ("variable interest entities"). Variable interest entities within the scope of FIN 46 will be required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company is in the process of determining what impact, if any, the adoption of the provisions of FIN 46 will have upon its financial condition or results of operations. Certain transitional disclosures required by FIN 46 in all financial statements initially issued after January 31, 2003, have been included in the accompanying financial statements.

            In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. "This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. The Company does not expect that the adoption of this standard will have a material effect on its financial position or results of operations.

NOTE 3:- INVENTORIES

                                                          December 31,
                                                     ---------------------
                                                      2001            2002
                                                     -----           -----

      Raw materials                                  5,269           4,702
      Work in progress                               1,255           1,242
      Finished products                              2,025           2,307
                                                     -----           -----

                                                     8,549           8,251
                                                     =====           =====

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 4:- LONG-TERM TRADE RECEIVABLES

      The Company signed an agreement with a customer, according to which the payments schedule is for a period ending February, 2005.

      As of December 2002, the aggregate annual maturities of the long-term trade receivables are as follows:

      2003                                              1,284
      2004                                              1,284
      2005                                                226
                                                        -----

                                                        2,794
      Less - current maturities                         1,284
                                                        -----

                                                        1,510
                                                        =====

NOTE 5:- PROPERTY AND EQUIPMENT

      a.    Comprised as follows:

                                                      December 31,
                                                    ----------------
                                                     2001      2002
                                                    ------    ------
            Cost:
               Land and buildings                    7,717     7,846
               Machinery and equipment               2,782     3,406
               Motor vehicles                        1,288     1,333
               Promotional display                   2,624     2,895
               Office furniture and equipment        1,952     2,186
               Leasehold improvements                   24        23
                                                    ------    ------

                                                    16,387    17,689
                                                    ------    ------
            Accumulated depreciation:
               Buildings                             1,500     1,744
               Machinery and equipment               2,149     2,416
               Motor vehicles                          618       608
               Promotional display                   2,011     2,229
               Office furniture and equipment        1,537     1,682
               Leasehold improvements                   22        21
                                                    ------    ------

                                                     7,837     8,700
                                                    ------    ------

            Depreciated cost                         8,550     8,989
                                                    ======    ======

      b. Depreciation expenses amounted to $743, $858 and $1,014 for the years ended December 31, 2000, 2001 and 2002, respectively.

      c.    As for charges, see Note 11.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 6:- GOODWILL, INTANGIBLE ASSETS AND OTHER

      a.    Intangible assets:

                                                      December 31,
                                                    ----------------
                                                     2001       2002
                                                    -----      -----
            Original amounts:
               Know-how                             1,502      1,502
               Patents                              1,884      1,913
                                                    -----      -----

                                                    3,386      3,415
                                                    -----      -----
            Accumulated amortization:
               Know-how                             1,212      1,267
               Patents                              1,765      1,806
                                                    -----      -----

                                                    2,977      3,073
                                                    -----      -----

            Amortized cost                            409        342
                                                    -----      -----

      b.    Other:

            Deferred income taxes                     909        511
                                                    -----      -----

                                                    1,318        853
                                                    =====      =====

            Amortization expenses amounted to $305, $100 and $82 for the years 2000, 2001 and 2002, respectively.

      c.    Goodwill:

                                                      December 31,
                                                    ----------------
                                                     2001       2002
                                                    -----      -----

            Original amounts                        5,257      5,443
            Accumulated amortization                1,524      1,587
                                                    -----      -----

                                                    3,733      3,856
                                                    =====      =====

            Amortization expenses amounted to $336, $404 and $0 for the years 2000, 2001 and 2002, respectively.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 7:- SHORT-TERM BANK CREDIT

      a. As of December 31, 2002, the Company and its subsidiaries have authorized credit lines totaling $24,000, and unused credit lines in the amount of $3,975.

            The Company has undertaken to maintain the following financial ratios and terms in respect of its short-term and long-term bank credit and loans:

            1. A ratio of at least 40% of shareholders' equity out of the total balance sheet.

            2.    Minimal annual net income in the amount of $ 1,000.

            3. That the same shareholders maintain the core of control in the Company.

            As of December 31, 2002, the Company was in compliance with these ratios.

                                                        Interest rate                      December 31,
                                Linkage          ---------------------------           -----------------
                                 terms             2001               2002              2001        2002
                              ----------         ---------------------------           -----       -----
                                                              %
                                                 ---------------------------
            Bank                U.S. $             3.10               2.28             1,000         500
            Bank                U.S. $           2.62-2.87         2.87-3.25           1,950       4,600
            Bank              Canadian $         Prime+0.5         Prime+0.5              31         843
            Bank                 NIS             Prime+0.5          9.9-10.4           2,374       3,323
                                                                                       -----       -----

                                                                                       5,355       9,266
                                                                                       =====       =====

      b.    As for charges, see note 11.

NOTE 8:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                           December 31,
                                                        ------------------
                                                         2001         2002
                                                        -----        -----

      Employees and payroll accruals                    1,488        1,414
      Accrued expenses                                  1,901        1,922
      Income tax payable                                  555          124
      Government authorities                               91           --
      Other                                               297          324
                                                        -----        -----

                                                        4,332        3,784
                                                        =====        =====

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 9:- LONG-TERM LOANS

                                                               Interest rate                      December 31,
                                       Linkage          ---------------------------           -----------------
                                        terms             2001               2002              2001        2002
                                     ----------         ---------------------------           -----       -----
                                                                     %
                                                        ---------------------------
      Bank (1)                         U.S. $              7.87              4.60             2,500       2,500
      Bank (2)                         U.S. $           LIBOR+0.5          LIBOR+0.5            250         250
      Bank (3)                         U.S. $              3.68              2.87               500         500
      Bank (4)                         U.S. $              5.66              5.66               500         500
                                                                                              -----       -----

                                                                                              3,750       3,750

      Mortgage payable (5)           Canadian $         LIBOR+0.75        LIBOR+0.75             75          --

      Mortgage payable (6)             U.S. $              8.25              8.25             2,122       2,039
                                                                                              -----       -----

                                                                                              5,947       5,789
      Less - current maturities                                                                 909       1,091
                                                                                              -----       -----

                                                                                              5,038       4,698
                                                                                              =====       =====

      As for financial ratios and terms in respect of long-term loans, see also
      Note 7a.

      As for charges, see Note 11.

      As of December 2002, the aggregate annual maturities of the long-term loans are as follows:

      2003                                                                1,091
      2004                                                                2,849
      2005                                                                1,849
                                                                          -----
                                                                          5,789
                                                                          =====

      (1) Interest on the outstanding balance is due monthly. The note is due in one installment on April 1, 2004, extended from April 1, 2002.

      (2) Interest on the outstanding balance is due each quarter. The note is due in one installment on April 2, 2004, extended from April 2, 2002.

      (3)   The note is due on April 2, 2003.

      (4)   The note is due on April 2, 2003.

      (5) The mortgage is payable in equal quarterly installments of $25.2 thousand each, plus interest.

      (6) The note is due in 18 quarterly installments of $64.7 thousand each, commencing from February 28, 2001 and thereafter, until a final payment of $1,806.6 on November 30, 2005.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

      a.    Royalty commitments to the Chief Scientist:

            The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through the year 2002, the Company had obtained grants from Office of the Chief Scientist of the Israeli Ministry of Industry and Trade ("the OCS") of $318 for certain research and development projects of the Company. The Company is obligated to pay royalties to the OCS, amounting to 3%-4% of the sales of the products and other related revenues generated from such projects, up to 100%-150% of the grants received, linked to the U.S. dollar and grants received after January 1, 1999 will also bear interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

            Royalties paid amounted to $86, $0 and $131 for the years ended December 31, 2000, 2001 and 2002, respectively.

            As of December 31, 2002, the Company had remaining contingent obligations to pay royalties in the amount of approximately $1,538 upon the successful sale of products developed using such research and development programs sponsored by the Chief Scientist.

      b. The Israeli Government, through the Fund for the Encouragement of Marketing Activities, awarded the Company grants for participation in expenses for overseas marketing. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount of the grants received.

            Grants received for the years up to and including 2002, amounted to $310 and royalties paid during 2001 and 2002, amounted to $104 and $53, respectively. As of December 31, 2002, the aggregate contingent obligation amounted to $153.

      c.    Lease commitments:

            The subsidiaries rent their facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2006.

            Future minimum lease payments under non-cancelable lease agreements as of December 31, are as follows:

            2003                           $117
            2004                           $105
            2005                           $ 69
            2006                           $ 30
                                           ----

                                           $321
                                           ====

            Rental expenses amounted to $196, $122 and $183 in 2000, 2001 and 2002, respectively.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

      d.    Guarantees:

            1. As of December 31, 2002, the Company and its subsidiaries obtained bank performance guarantees and advance payment guarantees from several banks mainly in Israel in the amount of $4,616.

            2. As of December 31, 2002, the Company obtained bank guarantees in the amount of $262, in order to secure a credit facility of a subsidiary.

            3. As of December 31, 2002, the Company obtained bank guarantees in an amount of $2,039 in order to secure mortgage payable by a subsidiary.

            4. As of December 31, 2002, the Company and its subsidiaries issued a letter of credit in the amount of $88, as per the suppliers' demand.

      e.    Legal proceedings:

            In June 2000, Rapiscan Security Products Inc. ("Rapiscan") filed a lawsuit against the Company claiming sums allegedly due to Rapiscan in the context of an agreement between Rapiscan and the Company amounting to $1.6 thousand. The Company filed a counter-claim for the balance of approximately $1.35 thousand. The Company recorded an accrual regarding this lawsuit of approximately $1.2 thousand, which is an appropriate liability as estimated by the Company's management and its legal counsel.

            In addition, during 2002, several claims were filed against the Company by competitors in the sector concerning the Company's winning a specific tender. The main claim was that the conditions for the tender gave an advantage to the Company. The Company filed a counter claim alleging that the competitors delayed in filing their claim. The request to cancel the tender is still being deliberated by the court. According to the Company's legal counsel, the Company has good defenses against the aforementioned claims, therefore, no allowance was recorded in the financial statements.

NOTE 11:- CHARGES

      As collateral for all of the Company and its subsidiaries' liabilities to banks:

      a.    A fixed charge has been placed on the Company's property.

      b. The Company agreed not to pledge any of its assets without the consent of several banks.

      c. A fixed charge in the amount of $3,250 has been placed on the Company's bank deposits.

      d. The Company's subsidiary has two notes payable in the aggregate amount of $1,000 due on April 2, 2003, collateralized by substantially all of the subsidiary's assets, and a $2,039 mortgage note payable, collateralized by a first mortgage on the land and building.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 12:- SHAREHOLDERS' EQUITY

      a.    Pertinent rights and privileges conferred by Ordinary shares:

            The Ordinary shares of the Company are traded on Nasdaq National Market and in Israel, on the Tel-Aviv Stock Exchange ("TASE"). The Ordinary shares confer upon their holders the right to receive notice, to participate and vote in the general meetings of the Company and the right to receive dividends, if declared.

      b.    Deferred shares:

            Prior to the Company's Initial Public Offering in 1993, the Company's existing shareholders agreed to put into escrow 252,000 (after taking into account the effect of the stock dividend) of the Ordinary shares held by them and to convert all, or a portion, of such escrowed shares into "Deferred shares", in the event that specified audited after tax net income levels were not achieved by the Company in each of the three fiscal years in the period ended December 31, 1995.

            Since the Company did not achieve such levels of net income, 252,000 Ordinary shares have been converted into Deferred shares of NIS 1 par value each. The deferred shares entitle their holders, upon the liquidation of the Company, to the par value of these shares, but confer no other rights.

            During 2001, the Company registered its shares in the Tel-Aviv Stock Exchange. Pursuant to the Israeli Securities Law, the Company was required to cancel all its Deferred shares. The annual general meeting that was held on May 16, 2001 approved the purchase of 252,000 Deferred shares by the Company at their nominal value and to remove them from the Company's registered, issued and outstanding share capital.

      c.    Stock Option Plan:

            On February 25, 1993, the Company's Board of Directors authorized a stock option plan (the "plan"), under which options may be granted to employees, directors, officers and consultants of the Company or its subsidiaries.

            According to the plan, the exercise price shall be at least 75% of the average of the closing prices of the shares of the Company on the Nasdaq National Market during the 90 days period preceding such grant. The plan was supposed to be terminated on February 25, 2001.

            On May 31, 2000, the Company's Board of Directors approved an extension period to the plan in which options may be granted to employees until February 2005. Stock options that have not been exercised will expire, in any case, after five years from the date of grant. All the options have a vesting period of two years. Any options that are cancelled or forfeited before expiration become available for future grant.

            During 2000, the Company's board of directors and the general meeting of shareholders, also approved an increase in the number of options that may be granted to employees by 250,000 options, and during 2002, was increased by another 500,000 options.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

            Under the plan, stock options will be periodically granted in accordance with the decision of the Board of Directors of the Company (or a committee appointed by them). The Board of Directors has the authority to determine the amount of options, if any, which will be granted to each of the aforementioned, the dates of the grant of such options, the date of their exercise as well as their rate of conversion into shares in respect of each stock option.

            A summary of the Company's stock options activities in 2000, 2001 and 2002, is as follows:

                                                                                       Options outstanding
                                                                       -----------------------------------------------------
                                                                                                      Weighted     Market
                                                       Available         Number         Range of      average     price at
                                                          for          of options       exercise      exercise   the date of
                                                         grant         outstanding       price         price        grant
                                                       ---------       -----------      --------      --------   -----------
            Balance at January 1, 2000                  160,200          191,325         2-2.36            2           --
            Options granted                             (94,000)          94,000          2.36          2.36        3.563
            Options forfeited                                --             (500)          --             --           --
            Options available for grant                 250,000               --           --             --           --
            Options exercised                                --          (27,525)           2              2           --
                                                       --------         --------       ---------        ----        -----

            Balance at December 31, 2000                316,200          257,300         2-2.36         2.09           --
            Options granted                            (234,400)         234,400       2.43-5.62        5.27         5.42
            Options exercised                                --          (79,300)        1.61-2         1.80           --
                                                       --------         --------       ---------        ----        -----

            Balance at December 31, 2001                 81,800          412,400       1.61-5.62        3.93           --
            Options available for grant                 500,000               --           --             --           --
            Options forfeited                             1,648           (1,648)          --             --           --
            Options granted upon stock dividend           2,454           11,232           --             --           --
            Options exercised                                --          (63,750)        2-2.36         2.17           --
                                                       --------         --------       ---------        ----        -----

            Balance at December 31, 2002                585,902          358,234       1.61-5.62        4.23           --
                                                       ========         ========       =========        ====        =====

            The weighted average fair values of options granted during the years ended December 31, 2000, 2001 and 2002, were:

                                                      For exercise price on the grant date that:
                                           --------------------------------------------------------------
                                                Equals market price            Less than market price
                                           -----------------------------    -----------------------------
                                              Year ended December 31,          Year ended December 31,
                                           -----------------------------    -----------------------------
                                            2000       2001       2002       2000       2001       2002
                                           -------    -------    -------    -------    -------    -------
            Weighted average exercise
               prices                           --       5.62         --       2.36       2.69         --
                                           =======    =======    =======    =======    =======    =======

            Weighted average fair value
               on grant date                    --       2.04         --       2.36       1.91         --
                                           =======    =======    =======    =======    =======    =======

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

            The options outstanding as of December 31, 2002 have been separated into ranges of exercise price as follows:

            Options                                                 Options
          outstanding                                            exercisable as
             as of                           Remaining                 of
            December       Exercise         contractual           December 31,
            31, 2002        price              life                   2002
          -----------      --------         -----------          --------------
                                            (in months)

             29,870             2                4                   29,870
             20,600          1.61               12                   20,600
              6,180          2.29               18                    6,180
             61,800          2.36               25                   61,800
             12,360          2.43               37                       --
             16,480          2.89               40                       --
            210,944          5.62               43                       --
            -------          ----                                    -------

            358,234          4.23                                    118,450
            =======          ====                                    =======

            157,300, 84,000 and 118,450 options were exercisable on December 31, 2000, 2001 and 2002, respectively, with a weighted average exercise price of $1.85, $1.93 and $2.14.

            The total employee stock compensation expenses recorded in 2000, 2001 and 2002, were $85, $72 and $17, respectively, and were amortized based on the vesting period.

      d.    Dividends:

            Dividends, if any, will be declared and paid in NIS. Dividends paid to shareholders outside Israel will be converted into U.S. dollars on the basis of the exchange rate prevailing at the date of payment. The Company has determined that it will not distribute dividends out of tax-exempt profits.

      e.    Warrants to underwriters:

            In connection with the 1997 Offering, the Company issued to the underwriters, 200,000 warrants to purchase from the Company 200,000 Ordinary shares. The warrants were initially exercisable at an exercise price of 120% of the 1997 Offering price per share ($5.50) for a period of four years, commencing one year from the date of the 1997 Offering. As of December 31, 2002, all 200,000 warrants were exercised on a net cash basis and 60,703 Ordinary shares of NIS 1 par value were issued.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

      f. In May 2002, the Company's Board of Directors decided on a distribution of a 3% stock dividend. All basic net earnings per share data and diluted net earnings per share data have been retroactively adjusted to reflect the stock dividend.

      g. In May 2002, the Company's Board of Directors decided on an increase of the authorized Ordinary share capital to 19,748,000 shares of NIS 1 par value.

NOTE 13:- NET EARNINGS PER SHARE

      The following table sets forth the computation of basic and diluted net earnings per share:

                                                                Year ended December 31,
                                                          -----------------------------------
                                                             2000         2001         2002
                                                          ---------    ---------    ---------
      Numerator:
      Net income                                              2,889        3,167        1,888
                                                          =========    =========    =========

      Denominator:

      Denominator for basic earnings per share -
         weighted-average number of shares outstanding    7,439,622    7,512,148    7,637,356
      Effect of diluted securities:
      Employee stock options and warrants to
         underwriters                                        84,905      181,880      196,759
                                                          ---------    ---------    ---------

      Denominator for diluted net earnings per share-
         adjusted weighted average shares and
         Assumed conversions                              7,524,527    7,694,028    7,834,115
                                                          =========    =========    =========

      Basic net earnings per share                             0.39         0.42         0.25
                                                          =========    =========    =========

      Diluted net earnings per share                           0.38         0.41         0.24
                                                          =========    =========    =========

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 14:- TAXES ON INCOME

      a. Tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959, ("the law"):

            The Company has been granted the status of an "Approved Enterprise" under the law. Currently, there are three expansion programs under which the Company is entitled to tax benefits:

            1. In 1992, a program of the Company was granted the status of an "Approved Enterprise". The Company has elected to enjoy "alternative benefits" - waiver of grants in return for tax exemption - and, accordingly, the Company's income from the second program is tax-exempt for a period of four years, and was subject to a reduced tax rate of 15%-25% for a period ranging between three to six years (depending on the percentage of foreign ownership of the Company).

                  The period of benefits under this program began in 1994 and will terminate in 2003.

                  The Company received final status of "Approved Enterprise" for this expansion.

            2. On March 18, 1997, a program of the Company was granted the status of an "Approved Enterprise". The Company elected to enjoy "alternative benefits" - waiver of grants in return for tax exemption and accordingly, the Company's income from this program is tax-exempt for a period of four years, and was subject to a reduced tax rate of 15%-25% for a period ranging between three to six years (depending on the percentage of foreign ownership of the Company).

                  The Company had completed its investment program and, accordingly, the period of benefits under this program began in 1998 and will terminate in 2007.

            3. On August 13, 2001, a program of the Company was granted the status of an "Approved Enterprise". The Company elected to enjoy "alternative benefits" - waiver of grants in return for tax exemption - and, accordingly, the Company's income from this program is tax-exempt for a period of two years, subject to a reduced tax rate of 15%-25% for a period of five to eight years (depending upon the percentage of foreign ownership of the Company). The benefit period for this program has not yet begun.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 14:- TAXES ON INCOME (Cont.)

            The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

            The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

            Income from sources other than "Approved Enterprise", during the benefit period will be subject to tax at regular rate of 36%.

            By virtue of this law, the Company is entitled to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

            Since the Company is operating under more than one approval and since part of its taxable income is not entitled to tax benefits under the aforementioned law and is taxed at regular rates (currently 36%), its effective tax rate is the result of a weighted combination of the various applicable rates and tax-exemptions. The computation is made for income derived from each program on the basis of formulas determined in the law and in the approvals.

            The tax-exempt income attributable to the "Approved Enterprises" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently - 15%), and an income tax liability would be incurred of approximately $0.7 thousand.

      b. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

            Results for tax purposes in Israel, are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price index ("CPI"). As explained in Note 2b the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

      c. Tax benefits (in Israel) under the Law for the Encouragement of Industry (Taxes), 1969:

            The Company is an "industrial company" as defined by this law and, as such, is entitled to certain tax benefits including accelerated depreciation, deduction of the purchase price of patents and know-how and deduction of public offering expenses.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 14:- TAXES ON INCOME (Cont.)

      d.    Israeli tax reform:

            On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132) 5762-2002, known as the tax reform, became effective. The tax reform changed the Israeli tax system from a territorial tax method into a personal tax method on a global basis.

      e. A reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory rate, and the actual tax expense, is as follows:

                                                                               Year ended December 31,
                                                                           ------------------------------
                                                                            2000        2001        2002
                                                                           ------      ------      ------
            Income before taxes as reported in the statements of income     3,069       3,619       2,533
                                                                           ======      ======      ======

            Tax rates                                                          36%         36%         36%
                                                                           ======      ======      ======

            Theoretical tax expense                                         1,105       1,303         912
            Increase (decrease) in taxes:
            Tax adjustments in respect of inflation in
               Israel                                                          --         214          11
            Non-deductible items, net                                        (126)         75         (24)
            Unrecognized tax losses                                            --          --         442
            Realized benefit of prior year's losses                          (371)         --          --
            Tax exemption applicable to "Approved
               Enterprises" and exempted income                              (126)       (928)       (293)
            Tax credits                                                      (256)         --          --
            Taxes in respect of prior years                                    --        (200)       (279)
            Other                                                             (46)        (12)       (124)
                                                                           ------      ------      ------

            Taxes on income in the statements of income                       180         452         645
                                                                           ======      ======      ======
            Net earnings per share amounts of the tax benefit
               from the exempt income:
            Basic and diluted                                                0.02        0.12        0.04
                                                                           ======      ======      ======

            The tax rates of the Company's subsidiaries range between 35%-42%.

      f.    Taxes on income included in the statement of income:

                                                Year ended December 31,
                                                -----------------------
                                                2000     2001     2002
                                                ----     ----     ----
            Current taxes:
               Domestic                          365      500      269
               Foreign                            74      138      211

            Deferred income taxes:
               Domestic                           --      (39)     (30)
               Foreign                          (259)      53      474

            Taxes in respect of prior years:
               Domestic                           --     (200)    (279)
                                                ----     ----     ----

            Taxes on income                      180      452      645
                                                ====     ====     ====

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 14:- TAXES ON INCOME (Cont.)

      g.    Deferred income taxes:

            Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

                                                                 December 31,
                                                              -----------------
                                                               2001       2002
                                                              ------     ------

            Operating loss carryforwards                         424      1,409
            Reserves and allowances                            1,988      1,308
                                                              ------     ------

            Total deferred assets before valuation allowance   2,412      2,717
            Valuation allowance                               (1,030)    (1,604)
                                                              ------     ------

            Net deferred tax assets                            1,382      1,113
                                                              ======     ======

            Domestic                                              39         69
            Foreign                                            1,343      1,044
                                                              ------     ------

                                                               1,382      1,113
                                                              ======     ======

      h. The domestic and foreign components of income before taxes are as follows:

                                          Year ended December 31,
                                       -----------------------------
                                        2000        2001        2002
                                       -----       -----       -----

            Domestic                   2,424       3,320       2,217
            Foreign                      645         299         316
                                       -----       -----       -----

                                       3,069       3,619       2,533
                                       =====       =====       =====

      i.    Investment tax credit:

            One of the Company's subsidiaries is eligible for investment tax credits on its research and development activities and on certain current and capital expenditures. During fiscal year of 2002, the subsidiary recognized $304 of investment tax credits as a reduction of research and development expenses.

            In total, the subsidiary has investment tax credits available to reduce future federal income taxes payable, amounting to $618, which will expire at various dates from 2006 through 2011.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 14:- TAXES ON INCOME (Cont.)

      j.    Net operating losses carryforwards:

            As of December 31, 2002, the Company's subsidiaries in the U.S, Latin America and the United Kingdom had total net available carryforward tax losses of approximately $3,625.

            Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

            As of December 31, 2002, net operating losses from subsidiaries in U.S. are approximately $2,733.

NOTE 15:- RELATED PARTIES TRANSACTIONS

                                                    Year ended December 31,
                                                    -----------------------
                                                     2000     2001    2002
                                                     ----     ----     ---

      Sales to related party                          211      261     111
                                                     ====     ====     ===

      In addition, see Note 12b.

NOTE 16:- SEGMENT INFORMATION AND SALES TO SIGNIFICANT CUSTOMERS

      a. The Company develops, manufactures, markets and sells complex computerized security systems on a worldwide basis. These products are grouped into three major categories which represent the Company's operating and reportable segments as follows:

            1. Perimeter Security Systems - The Company's line of perimeter security systems consists of the following:
                  Microprocessor-based central control units, taut wire perimeter intrusion detection systems, INNO Fences, vibration detection systems and field disturbance sensors.

            2. Security Turnkey Projects - The Company is executing turnkey projects under the Company's security management system, and acting as integrator.

            3. Video monitoring services - The Company supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001.

            The data is presented in accordance with SFAS 131, "Disclosure About Segments of an Enterprise and Related Information".

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 16:- OPERATING SEGMENTS DATA (Cont.)

a. The following data present the revenues, assets and other data of the Company's operating segments:

                                                                  Year ended December 31,
                             ------------------------------------------------------------------------------------------------------
                                                 2000                                                  2001
                             -------------------------------------------    -------------------------------------------------------
                                                                                                      Video
                             Perimeter   Projects      Other       Total    Perimeter    Projects   monitoring    Other      Total
                             ---------   --------     ------      ------    ---------    --------   ----------    ------     ------
Revenues                      33,910       3,802         859      38,571      34,893       5,004         142         981     41,020
                              ======      ======      ======      ======      ======      ======      ======      ======     ======

Depreciation and
   amortization                1,330           6          48       1,384       1,304           9          28          21      1,362
                              ======      ======      ======      ======      ======      ======      ======      ======     ======

Operating income,
   before  financial
   expenses and taxes on
   income                      2,473       1,234        (424)      3,283       2,583       2,478        (626)       (856)     3,579
                              ======      ======      ======                  ======      ======      ======      ======
Financial expenses                                                   214                                                        (40)
   (income), net
Taxes on income                                                      180                                                        452
                                                                   -----                                                      -----

Net income                                                         2,889                                                      3,167
                                                                   =====                                                      =====

                                               Year ended December 31,
                             --------------------------------------------------------
                                                       2002
                             --------------------------------------------------------
                                                      Video
                             Perimeter   Projects   monitoring    Other        Total
                             ---------   --------   ----------    ------      -------
Revenues                      36,435       5,340         238         953       42,966
                              ======      ======      ======      ======      =======

Depreciation and
   amortization                  927           9         149          11        1,096
                              ======      ======      ======      ======      =======

Operating income,
   before  financial
   expenses and taxes on
   income                      2,316       2,656      (1,556)     (1,082)       2,334
                              ======      ======      ======      ======
Financial expenses
   (income), net                                                                 (199)
Taxes on income                                                                   645
                                                                                -----

Net income                                                                      1,888
                                                                                =====

                                                                       December 31,
                             -------------------------------------------------------------------------------------------------------
                                                 2000                                                  2001
                             -------------------------------------------    --------------------------------------------------------
                                                                                                      Video
                             Perimeter   Projects      Other       Total    Perimeter    Projects   monitoring    Other       Total
                             ---------   --------     ------      ------    ---------    --------   ----------    ------      ------
Segment assets                12,500          27          58      12,585      11,911          18         324          30      12,283
                              ======      ======      ======      ======      ======      ======      ======      ======      ======

                                                   December 31,
                             --------------------------------------------------------
                                                       2002
                             --------------------------------------------------------
                                                      Video
                             Perimeter   Projects   monitoring    Other        Total
                             ---------   --------   ----------    ------      -------
Segment assets                12,066          30         728          21       12,845
                              ======      ======      ======      ======      =======

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 16:- OPERATING SEGMENTS DATA (Cont.)

      b.    Major customer data (percentage of total revenues):

                                                      Year ended December 31,
                                                   ----------------------------
                                                    2000       2001       2002
                                                   ------     ------     ------
            Israeli Ministry of Defense and the
               Israeli Defense Forces                24.4%      22.5%      15.9%
                                                   ======     ======     ======

            The state concern civil aviation
               airlines "AZAL"                        2.0%      10.5%       1.8%
                                                   ======     ======     ======

      c.    Geographical information:

            The following is a summary of revenues within geographic areas based on end customer's location and long lived assets:

                                            Year ended December 31,
                                          --------------------------
                                           2000      2001      2002
                                          ------    ------    ------
            1. Revenues:

               Israel                     13,150    13,135    11,350
               Europe                      6,126     5,420     6,399
               USA                        10,721    11,358    12,641
               Azerbaijan                    789     4,577       756
               Canada                      1,860     2,035     4,324
               Others                      5,925     4,495     7,496
                                          ------    ------    ------

                                          38,571    41,020    42,966
                                          ======    ======    ======
            2. Long-lived assets:

               Israel                      3,664     3,623     3,566
               Europe                        776       666       786
               USA                         5,886     5,812     6,160
               Canada                      2,238     2,133     2,286
               Others                         21        49        47
                                          ------    ------    ------

                                          12,585    12,283    12,845
                                          ======    ======    ======

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 17:- SELECTED STATEMENTS OF INCOME DATA

      a.    Research and development expenses, net:

                                                       Year ended December 31,
                                                     ----------------------------
                                                      2000       2001       2002
                                                     ------     ------     ------
            Expense                                   3,173      3,331      3,750
            Less - royalty-bearing grants and
               investment tax credit                    198        277        622
                                                     ------     ------     ------

                                                      2,975      3,054      3,128
                                                     ======     ======     ======

      b.    Financial income (expenses), net:

            Financial expenses:
               Interest on long-term debt              (294)      (398)      (371)
               Interest on short-term bank credit      (650)      (502)      (640)
               Foreign exchange losses                  (53)       (42)        (6)
                                                     ------     ------     ------

                                                       (997)      (942)    (1,017)
                                                     ------     ------     ------
            Financial income:
               From interest                            783        705        732
               Foreign exchange gains                    --        277        484
                                                     ------     ------     ------

                                                        783        982      1,216
                                                     ------     ------     ------

                                                       (214)        40        199
                                                     ======     ======     ======

NOTE 18:- SUBSEQUENT EVENTS

      a. In May 2003, the Company's Board of Directors decided to distribute a 3% stock dividend. This decision has not yet been approved by the annual general meeting of shareholders.

      b. In April 2003, Rav-Tec Ltd filed a claim against the Company, the Ministry of Defense ("MOD") and a former employee of the Company. In the claim, Rav-Tec Ltd. alleges that the failure of a field trial by the MOD was due to intentional damages caused by the former employee and is seeking cash relief in the amount of about $730 for the aforesaid damages and that the court will annul the field trial. The Company denies the above allegations. In the opinion of the Company's attorneys, the Company has good defenses against the claim and, therefore, no provision in respect thereto was recorded in the financial statements.

                                - - - - - - - - -

                                    SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        MAGAL SECURITY SYSTEMS LTD.


                                             By:    /s/ Jacob Even-Ezra
                                                    ----------------------------
                                             Name:  Jacob Even-Ezra
                                             Title: Chairman of the Board and
                                             Chief Executive Officer
                                             Date:  June 27, 2003

                                  EXHIBIT INDEX

       Exhibit
         No.      Description
      --------    --------------------------------------------------------------

      1.1*        Memorandum of Association of the Registrant

      1.2**       Articles of Association of the Registrant

      2.1***      Specimen Share Certificate for Ordinary Shares

      2.2****     The Registrant's Stock Option Plan (1993), as amended

      2.4*****    Form of Underwriters' Warrant Agreement

      2.5***** Registration Rights Agreement, dated as of November 18, 1996, by and among the Registrant, Mira Mag Inc., Israel Aircraft Industries Ltd. and Jacob Even-Ezra

      10.1*****   Form of Underwriting Agreement

      21          List of Subsidiaries of the Registrant

      23.1        Consent of Kost Forer & Gabbay

      23.2        Consent of BDO Seidman, LLP

      99.1 Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

      99.2 Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

      99.3        Certification by Chief Executive Officer Pursuant to 18 U.S.C.
                  Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      99.4        Certification by Chief Financial Officer Pursuant to 18 U.S.C.
                  Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

----------
* Previously filed as an exhibit to our Registration Statement on Form F-1 (No. 33-57438), filed with the Commission on January 26, 1993, as amended, and incorporated herein by reference.

** Previously filed as an exhibit to our Registration Statement on Form F-1 (No. 33-57438), filed with the Commission on January 26, 1993, as amended, and incorporated herein by reference and an amendment thereto previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-6246), filed with the Commission on January 7, 1997 and incorporated herein by reference and further amendments thereto previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed with the Commission on June 29, 2001 and incorporated herein by reference.

*** Previously filed as an exhibit to our Registration Statement on Form 8-A, filed with the Commission on March 18, 1993, as amended, and incorporated herein by reference.

**** Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-6246), filed with the Commission on January 7, 1997 and incorporated herein by reference and further amendments thereto previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed with the Commission on June 29, 2001 and incorporated herein by reference.

***** Previously filed as an exhibit to our Registration Statement on Form F-2
      (No.333-5970), filed with the Commission on November 8, 1996, as amended, and incorporated herein by reference.