Form 20-F/A
period 2002-12-31
MAGAL SECURITY SYSTEMS LTD
filed 2004-03-25
CIK 896494

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F/A
                                 Amendment No. 1

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002

                                       or

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                 Yes [X} No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.
                             [ ] Item 17 [X} Item 18

                                Explanatory Note

         This Amendment No. 1 on Form 20-F/A hereby amends Items 18 and 19 of Magal Security Systems Ltd.'s annual report on Form 20-F for the fiscal year ended December 31, 2002, which was filed on June 27, 2003. This Amendment No. 1 is being filed for the purpose of providing additional details to our disclosures in the original report pursuant to comments we received from the Staff of the U.S. Securities and Exchange Commission in connection with its review of our periodic filings. The Amendment deals specifically with the inclusion of a new Note 2x in the financial statements.

         This Amendment is not intended to revise other information presented in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 as originally filed and all such other information in the original filing, which remains unchanged.

         This Amendment does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above. We are not amending Item 15 with respect to our internal controls and procedures since we do not believe that the cause of this Amendment was the result of any problem with our internal controls and procedures.

         As a result, this Amendment continues to speak as of June 27, 2003.

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

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

PART III......................................................................1
    ITEM 18.    Financial Statements..........................................1
    ITEM 19.    Exhibits......................................................1

SIGNATURE.....................................................................3

                                    PART III

ITEM 18. Financial Statements

         The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. Exhibits

         The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below:

    Exhibit
      No.        Description
    -------      ---------------------------------------------------------------

     1.1*        Memorandum of Association of the Registrant
     1.2**       Articles of Association of the Registrant
     2.1***      Specimen Share Certificate for Ordinary Shares
     2.2****     The Registrant's Stock Option Plan (1993), as amended
     2.4*****    Form of Underwriters' Warrant Agreement
     2.5*****    Registration Rights Agreement, dated as of November 18, 1996, by and among the Registrant, Mira Mag Inc., Israel Aircraft
                 Industries Ltd. and Jacob Even-Ezra
    10.1*****    Form of Underwriting Agreement
    21******     List of Subsidiaries of the Registrant
    23.1         Consent of Kost Forer Gabbay & Kasierer
    23.2         Consent of BDO Seidman, LLP
    31.1         Certification of Chief Executive Officer pursuant to Rule
                 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as
                 amended
    31.2         Certification of Chief Financial Officer pursuant to Rule
                 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as
                 amended
    32.1         Certification of Chief Executive Officer pursuant to 18 U.S.C.
                 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley
                 Act of 2002
    32.2         Certification of Chief Financial Officer pursuant to 18 U.S.C.
                 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley
                 Act of 2002
_________

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

****** Previously filed as an exhibit to our Form 20-F for the Fiscal Year ended December 31, 2002 and incorporated herein by reference.

                MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2002


                                 IN U.S. DOLLARS




                                      INDEX


                                                                     Page
                                                                     ----

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

 Consolidated Statements of Income                                    F-6

 Statements of Changes in Shareholders' Equity                        F-7

 Consolidated Statements of Cash Flows                             F-8 - F-9

 Notes to Consolidated Financial Statements                       F-10 - F-37




                                 - - - - - - - -

                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                           MAGAL SECURITY SYSTEMS LTD.


     We have audited the accompanying consolidated balance sheets of Magal Security Systems Ltd. ("the Company") and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain wholly owned subsidiaries, which statements reflect total revenues of 11.4% of total consolidated revenues for the year ended December 31, 2000. Those statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the report of the other auditors.

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

     In our opinion, based on our audits and the report of other auditors, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.




Tel-Aviv, Israel                       /s/ Kost Forer Gabbay and Kasierer
                                       KOST FORER GABBAY & KASIERER
                                      (Formerly: KOST, FORER & GABBAY)
                                      A Member of Ernst & Young Global
February 10, 2003
Except for Note 18 which the Date is June 26, 2003
Except for Note 2x which the Date is March 22, 2004

Report of Independent Certified Public Accountants

The Board of Directors and Shareholders
Perimeter Products, Inc. (A Wholly Owned Subsidiary of Kobb, Inc.)

We have audited the statements of operations, shareholder's equity, and cash flows of Perimeter Products, Inc. (A Wholly Owned Subsidiary of Kobb, Inc.) for the year ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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



/s/ BDO SEIDMAN, LLP
BDO Seidman, LLP


San Jose, California
February 2, 2001, except for the matters discussed in the third paragraph of our report, as to which the date is January 25, 2002

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                 December 31,
                                                           ---------------------
                                                              2001        2002
                                                           ---------  ----------
     ASSETS

  CURRENT ASSETS:
    Cash and cash equivalents                                2,738      2,519
    Short-term bank deposits (Note 11c)                      8,289      3,708
    Trade receivables:
     Related parties                                            58         57
     Other (net of allowance for doubtful accounts -
       $ 192 in 2001 and $ 150 in 2002)                      6,113      9,076
     Unbilled accounts receivable                            5,586      7,691
    Other accounts receivable and prepaid expenses             575      2,256
    Deferred income taxes                                      473        602
    Inventories (Note 3)                                     8,549      8,251
                                                           ---------  ----------
  Total current assets                                      32,381     34,160
  -----                                                   ---------- -----------

  LONG-TERM INVESTMENTS AND TRADE RECEIVABLES:
    Long-term trade receivables (Note 4)                     2,213      1,510
    Long-term bank deposits                                  3,560      8,649
    Severance pay fund                                       1,592      1,724
                                                           ---------  ----------
  Total long-term investments and trade receivables          7,365     11,883
  -----                                                    ---------  ----------
  PROPERTY AND EQUIPMENT, NET (Note 5)                       8,550      8,989
                                                           ---------  ----------
  INTANGIBLE ASSETS AND OTHER (Note 6)                       1,318        853
                                                           ---------  ----------
  GOODWILL (Note 6)                                          3,733      3,856
                                                           ---------  ----------
  Total assets                                              53,347     59,741
  -----                                                    =========  ==========




The accompanying notes are an integral part of the consolidated financial statements.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                             December 31,
                                                                       -----------------------
                                                                          2001         2002
                                                                       ---------    ----------
     LIABILITIES AND SHAREHOLDERS' EQUITY
  CURRENT LIABILITIES:
    Short-term bank credit (Note 7)                                      5,355        9,266
    Current maturities of long-term loans (Note 9)                         909        1,091
    Trade payables                                                       3,394        4,192
    Other accounts payable and accrued expenses (Note 8)                 4,332        3,784
                                                                       ---------    ----------
  Total current liabilities                                             13,990       18,333
  -----                                                                ---------    ----------
  LONG-TERM LIABILITIES:
    Long-term loans (Note 9)                                             5,038        4,698
    Accrued severance pay                                                1,619        1,679
                                                                       ---------    ----------
  Total long-term liabilities:                                           6,657        6,377
  -----                                                                ---------    ----------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

  SHAREHOLDERS' EQUITY (Note 12):
    Share capital:
     Ordinary shares of NIS 1 par value:
       Authorized: 9,748,000 and 19,748,000 shares at December 31,
         2001 and 2002, respectively; Issued and outstanding:
         7,363,866 and 7,666,370 shares at December 31, 2001 and
         2002, respectively                                              2,583        2,600
    Additional paid-in capital                                          21,670       21,791
    Deferred stock compensation                                            (20)          (3)
    Accumulated other comprehensive loss                                (1,294)      (1,006)
    Retained earnings                                                    9,761       11,649
                                                                       ---------    ----------
  Total shareholders' equity                                            32,700       35,031
  -----                                                                ---------    ----------
  Total liabilities and shareholders' equity                            53,347       59,741
  -----                                                                =========    ==========


The accompanying notes are an integral part of the consolidated financial statements.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


                                                      Year ended December 31,
                                                --------------------------------
                                                   2000       2001        2002
                                                ---------   ---------  ---------
 Revenues (Note 16)                              38,571      41,020     42,966
 Cost of revenues                                20,523      21,505     23,924
                                                ----------  ---------  ---------
 Gross profit                                    18,048      19,515     19,042
                                                ----------  ---------  ---------
 Operating expenses:
   Research and development, net (Note 17a)       2,975       3,054      3,128
   Sales and marketing, net                       7,129       7,933      8,642
   General and administrative                     4,661       4,949      4,938
                                                ----------  ---------  ---------
 Total operating expenses                        14,765      15,936     16,708
                                                ----------  ---------  ---------
 Operating income                                 3,283       3,579      2,334
 Financial income (expenses), net (Note 17b)       (214)         40        199
                                                ----------  ---------  ---------
 Income before taxes on income                    3,069       3,619      2,533
 Taxes on income (Note 14)                          180         452        645
                                                ----------  ---------  ---------
 Net income                                       2,889       3,167      1,888
                                                ==========  =========  =========
 Basic net earnings per share (Note 13)            0.39        0.42       0.25
                                                ==========  =========  =========
 Diluted net earnings per share (Note 13)          0.38        0.41       0.24
                                                ==========  =========  =========






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

                                                                                Accumulated
                                                       Additional  Deferred         other                   Total        Total
                                  Deferred  Ordinary    paid-in    stock        comprehensive  Retained  comprehensive shareholders'
                                    shares   shares     capital   compensation     loss        earnings     incomee     equity
                                  --------- --------- ----------- ------------ -------------- --------- -------------- ------------
Balance as of January 1, 2000         72    2,472      19,313         (30)         (434)        7,481                    28,874
  Dividend paid                        -        -           -           -             -          (722)                     (722)
  Exercise of share options            -        6          48           -             -             -                        54
  Deferred stock compensation          -        -         113        (113)            -             -                         -
  Amortization of deferred stock
   compensation                        -        -           -          85             -             -                        85
  Comprehensive income:
   Net income                          -        -           -           -             -         2,889        2,889        2,889
   Foreign currency translation
     adjustments                       -        -           -           -          (281)            -         (281)        (281)
                                  --------- --------- ----------- ------------ -------------- --------- -------------  ------------
Total comprehensive income                                                                                   2,608
                                                                                                        =============
Balance as of December 31, 2000       72    2,478      19,474         (58)         (715)        9,648                    30,899
  Dividend paid                        -        -           -           -             -          (942)                     (942)
  Exercise of share options            -       19         125           -             -             -                       144
  Exercise of warrants                 -       11         (11)          -             -             -                         -
  Purchase of deferred shares        (72)       -          11           -             -             -                       (61)
  Deferred stock compensation          -        -          34         (34)            -             -                         -
  Amortization of deferred stock
  compensation                         -        -           -          72             -             -                        72
  Stock dividend                       -       75       2,037           -             -        (2,112)                        -
  Comprehensive income:
   Net income                          -        -           -           -             -         3,167        3,167        3,167
   Foreign currency translation
   adjustments                         -        -           -           -          (579)            -         (579)        (579)
                                  --------- --------- ----------- ------------ -------------- --------- -------------  ------------
Total comprehensive income                                                                                   2,588
                                                                                                        =============
Balance as of December 31, 2001        -    2,583       21,670        (20)       (1,294)        9,761                    32,700
  Exercise of share options            -       13          125          -             -             -                       138
  Exercise of warrants                 -        4           (4)         -             -             -                         -
  Amortization of deferred stock
  compensation                         -        -            -         17             -             -                        17
  Comprehensive income:
   Net income                          -        -            -          -             -         1,888        1,888        1,888
   Foreign currency translation
   adjustments                         -        -            -          -           288             -          288          288
                                  --------- --------- ----------- ------------ -------------- --------- -------------  ------------
Total comprehensive income                                                                                   2,176
                                                                                                        =============
Balance as of December 31, 2002        -    2,600       21,791         (3)       (1,006)       11,649                    35,031
                                  ========= ========= =========== ============ ============== =========                ============

The accompanying notes are an integral part of the consolidated financial statements.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                   Year ended December 31,
                                                          ------------------------------------------
                                                              2000           2001           2002
                                                          -------------  ------------   ------------
 Cash flows from operating activities:
 -------------------------------------
   Net income                                                 2,889          3,167          1,888
   Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
    Depreciation and amortization                             1,384          1,362          1,096
    Gain on sale of property and equipment                       (2)           (27)           (15)
    Accrued interest on short and long term deposits           (620)            38           (508)
    Amortization of deferred stock compensation                  85             72             17
    Decrease (increase) in trade receivables                    648           (595)        (2,861)
    Decrease in related parties receivables                      50             65              1
    Decrease (increase) in unbilled accounts receivable         883         (3,151)        (2,101)
    Decrease (increase) in other accounts receivable and
      prepaid expenses                                          399             (4)        (1,822)
    Decrease (increase) in deferred income taxes               (259)          (136)           444
    Decrease (increase) in inventories                       (2,925)           766            400
    Decrease (increase) in long-term trade receivables          115         (2,213)           705
    Increase (decrease) in other payables and
      accrued expenses                                          765            682           (532)
    Increase (decrease) in trade payables                     1,125           (392)           786
    Accrued severance pay, net                                   15             (2)           (72)
                                                          -------------  ------------   ------------
 Net cash provided by (used in) operating activities          4,552           (368)        (2,574)
                                                          -------------  ------------   ------------
 Cash flows from investing activities:
 -------------------------------------
   Purchase of short-term and long-term bank deposits             -           (674)             -
   Proceeds from sale of property and equipment                  31             48             35
   Purchase of property and equipment                        (3,828)        (1,158)        (1,459)
   Purchase of know-how and patents                            (265)           (18)           (14)
                                                          -------------  ------------   ------------
 Net cash used in investing activities                       (4,062)        (1,802)        (1,438)
                                                          -------------  ------------   ------------




The accompanying notes are an integral part of the consolidated financial statements.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                   Year ended December 31,
                                                          ------------------------------------------
                                                              2000           2001           2002
                                                          -------------  ------------   ------------
 Cash flows from financing activities:
 -------------------------------------
   Short-term bank credit, net                                  116          1,085          3,911
   Proceeds from long-term bank loans                         2,200          1,350              -
   Principal payment of long-term bank loans                   (584)          (180)          (158)
   Purchase of deferred shares                                    -            (61)             -
   Proceeds from exercise of employee stock options              54            144            138
   Dividend paid                                               (722)          (942)             -
                                                          -------------  ------------   ------------
 Net cash provided by financing activities                    1,064          1,396          3,891
                                                          -------------  ------------   ------------
 Effect of exchange rate changes on cash and cash
 equivalents                                                     62            (67)           (98)
                                                          -------------  ------------   ------------
 Increase (decrease) in cash and cash equivalents             1,616           (841)          (219)
 Cash and cash equivalents at the beginning of the year       1,963          3,579          2,738
                                                          -------------  ------------   ------------
 Cash and cash equivalents at the end of the year             3,579          2,738          2,519
                                                          =============  ============   ============
 Supplemental disclosures of cash flows activities:
 --------------------------------------------------
   Cash paid during the year for:
   Interest                                                     857            925            932
                                                          =============  ============   ============
   Taxes                                                        102            202          1,415
                                                          =============  ============   ============




The accompanying notes are an integral part of the consolidated financial statements.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)


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

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)

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

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          h.   Property and equipment:

               Property and equipment are stated at cost, net of accumulated depreciation.

               Depreciation is computed by the straight-line method over the estimated useful lives of the assets as follows:

                                                                %
                                                  ------------------------------

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

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)

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

                                                      Year ended December 31,
                                                 -------------------------------
                                                   2000       2001       2002
                                                 --------   ---------  ---------

         Net income:
           Reported net income                    2,889      3,167      1,888
           Goodwill amortization                    336        404          -
                                                 --------   ---------  ---------
         Adjusted net income                      3,225      3,571      1,888
                                                 ========   =========  =========
         Reported basic net earnings per share     0.39       0.42       0.25
                                                 ========   =========  =========
         Reported diluted net earnings per
         share                                     0.38       0.41       0.24
                                                 ========   =========  =========
         Goodwill amortization                     0.05       0.05          -
                                                 ========   =========  =========
         Adjusted basic net earnings per share     0.44       0.47       0.25
                                                 ========   =========  =========
         Adjusted diluted net earnings per
         share                                     0.43       0.46       0.24
                                                 ========   =========  =========

          l.   Research and development costs:

               Research and development costs, net of grants received, are charged to the statement of income as incurred.

          m.   Warranty costs:

               The Company provides a warranty for up to 12 months, at no extra charge. A provision is recorded for estimated warranty costs based on the Company's experience.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)

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

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          p.   Advertising expenses:

               Advertising expenses are charged to the statement of income as incurred. Advertising expenses for the years ended 2000, 2001 and 2002, were $ 354, $ 349 and $ 372, respectively.

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

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

                  Pro-forma net information under FASB-123:

                                                                    Year ended December 31,
                                                           ------------------------------------------
                                                               2000           2001           2002
                                                           -------------  ------------   ------------
                 Net income as reported                         2,889          3,167          1,888
                                                            ============   ===========    ===========
                 Add: stock based compensation as
                   reported                                        85             72             17
                                                            ============   ===========    ===========
                  Deduction: total stock-based
                   compensation determined under fair
                   value based method for all awards              218            238            246
                                                            ============   ===========    ===========
                 Pro-forma net income                           2,756          3,001          1,659
                                                            ============   ===========    ===========
                 Pro-forma basic net earnings per share          0.37           0.40           0.22
                                                            ============   ===========    ===========
                 Pro-forma diluted net earnings per
                 share                                           0.36           0.39           0.22
                                                            ============   ===========    ===========

          s.   Royalty-bearing grants:

               Royalty-bearing grants from the Government of Israel for funding research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a deduction of research and development costs. Research and development grants recognized amounted to $ 25, $ 0 and $ 318 in 2000, 2001 and 2002, respectively.

               The Company also received royalty-bearing grants from the Fund for Encouragement of Marketing Activity. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of sales and marketing expenses.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)

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

               Severance expenses for the years ended December 31, 2000, 2001 and 2002, amounted to approximately $ 225, $ 241 and $ 60, respectively.

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

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          w.   Reclassification:

               Certain amounts from prior years have been reclassified to conform to the current year's presentation. The reclassification had no effect on previously reported net loss, shareholders' equity or cash flows.

          x.   The unqualification of the auditors' report:

               The report of BDO Seidman, LLP on the financial statements of Perimeter Products, Inc, a subsidiary of the Company, was qualified with respect to certain overstatements and the resulting overstatement of net income in 2000 and understatement of net income in 2001, as discussed in their report. These effects on net income are in management's opinion, not material in relation to the consolidated financial statements of the Company.

          y.   Impact of recently issued accounting standards:

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

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

NOTE 3:- INVENTORIES

                                                            December 31,
                                                    ---------------------------
                                                        2001           2002
                                                    -----------   -------------

            Raw materials                              5,269          4,702
            Work in progress                           1,255          1,242
            Finished products                          2,025          2,307
                                                    -----------    ------------

                                                       8,549          8,251
                                                    ===========    ============

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)

NOTE 4:- LONG-TERM TRADE RECEIVABLES

          The Company signed an agreement with a customer, according to which the payments schedule is for a period ending February, 2005.

          As of December 2002, the aggregate annual maturities of the long-term trade receivables are as follows:

            2003                           1,284
            2004                           1,284
            2005                             226
                                          ------

                                           2,794
            Less - current maturities      1,284
                                          ------

                                           1,510
                                          ======


NOTE 5:- PROPERTY AND EQUIPMENT

            a. Comprised as follows:

                                                             December 31,
                                                          --------------------
                                                            2001      2002
                                                          --------  ----------
                  Cost:
                    Land and buildings                      7,717     7,846
                    Machinery and equipment                 2,782     3,406
                    Motor vehicles                          1,288     1,333
                    Promotional display                     2,624     2,895
                    Office furniture and equipment          1,952     2,186
                    Leasehold improvements                     24        23
                                                          --------  ---------
                                                           16,387    17,689
                                                          --------  ---------
                  Accumulated depreciation:
                    Buildings                               1,500     1,744
                    Machinery and equipment                 2,149     2,416
                    Motor vehicles                            618       608
                    Promotional display                     2,011     2,229
                    Office furniture and equipment          1,537     1,682
                    Leasehold improvements                     22        21
                                                          --------  ---------
                                                            7,837     8,700
                                                          --------  ---------
                  Depreciated cost                          8,550     8,989
                                                          ========  =========

          b. Depreciation expenses amounted to $ 743, $ 858 and $ 1,014 for the years ended December 31, 2000, 2001 and 2002, respectively.

          c.   As for charges, see Note 11.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)


NOTE 6:- GOODWILL, INTANGIBLE ASSETS AND OTHER

          a.   Intangible assets:

                                                          December 31,
                                                 ---------------------------
                                                      2001         2002
                                                 ------------   ----------
                 Original amounts:
                   Know-how                        1,502         1,502
                   Patents                         1,884         1,913
                                                  -----------   -----------
                                                   3,386         3,415
                                                  -----------   -----------
                 Accumulated amortization:
                   Know-how                        1,212         1,267
                   Patents                         1,765         1,806
                                                  -----------   -----------
                                                   2,977         3,073
                                                 ------------   -----------
                 Amortized cost                      409           342
                                                  -----------   -----------

          b.   Other:

                Deferred income taxes                909           511
                                                 ------------   -----------
                                                   1,318           853
                                                 ============   ===========

               Amortization expenses amounted to $ 305, $ 100 and $ 82 for the years 2000, 2001 and 2002, respectively.

          c.   Goodwill:

                                                        December 31,
                                               ------------------------------
                                                    2001             2002
                                               -------------    -------------

                Original amounts                   5,257            5,443
                Accumulated amortization           1,524            1,587
                                               -------------    -------------
                                                   3,733            3,856
                                               =============    =============

               Amortization expenses amounted to $ 336, $ 404 and $ 0 for the years 2000, 2001 and 2002, respectively.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)


NOTE 7:- SHORT-TERM BANK CREDIT

          a. As of December 31, 2002, the Company and its subsidiaries have authorized credit lines totaling $ 24,000, and unused credit lines in the amount of $ 3,975.

               The Company has undertaken to maintain the following financial ratios and terms in respect of its short-term and long-term bank credit and loans:

               1. A ratio of at least 40% of shareholders' equity out of the total balance sheet.

               2.   Minimal annual net income in the amount of $ 1,000.

               3. That the same shareholders maintain the core of control in the Company.

               As of December 31, 2002, the Company was in compliance with these ratios.


                               Interest rate                December 31,
               Linkage     -------------------------  --------------------------
                terms         2001         2002           2001           2002
              -----------  ---------    ------------  ------------  ------------
                                       %
                           -------------------------

     Bank       U.S. $         3.10         2.28        1,000            500
     Bank       U.S. $      2.62-2.87     2.87-3.25     1,950          4,600
               Canadian     Prime+0.5
     Bank          $                      Prime+0.5        31            843
     Bank         NIS       Prime+0.5     9.9-10.4      2,374          3,323
                                                        -----          -----

                                                        5,355          9,266
                                                        =====          =====

          b.   As for charges, see note 11.


NOTE 8:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                         December 31,
                                                -------------------------------
                                                     2001             2002
                                                --------------   --------------

            Employees and payroll accruals        1,488            1,414
            Accrued expenses                      1,901            1,922
            Income tax payable                      555              124
            Government authorities                   91                -
            Other                                   297              324
                                                    ---              ---
                                                  4,332            3,784
                                                  =====            =====

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)

NOTE 9:- LONG-TERM LOANS

                                                       Interest rate              December 31,
                                      Linkage    --------------------------- -------------------------
                                       terms         2001           2002          2001         2002
                                    -----------  -----------   ------------- -----------   -----------
                                                              %
                                                 ---------------------------
            Bank (1)                  U.S. $        7.87           4.60          2,500        2,500
            Bank (2)                  U.S. $      LIBOR+0.5     LIBOR+0.5          250          250
            Bank (3)                  U.S. $        3.68           2.87            500          500
            Bank (4)                  U.S. $        5.66           5.66            500          500
                                                                             ------------ ------------
                                                                                 3,750        3,750

                                      Canadian
            Mortgage payable (5)         $        LIBOR+0.75    LIBOR+0.75          75            -
            Mortgage payable (6)      U.S. $        8.25           8.25          2,122        2,039
                                                                             ------------ ------------
                                                                                 5,947        5,789
            Less - current
            maturities                                                             909        1,091
                                                                             ------------ ------------
                                                                                 5,038        4,698
                                                                             ============ ============

          As for financial ratios and terms in respect of long-term loans, see also Note 7a.

          As for charges, see Note 11.

          As of December 2002, the aggregate annual maturities of the long-term loans are as follows:

            2003                          1,091
            2004                          2,849
            2005                          1,849
                                          ------

                                          5,789
                                          ======

            (1) Interest on the outstanding balance is due monthly. The note is due in one installment on April 1, 2004, extended from April 1, 2002.

            (2)   Interest on the outstanding balance is due each quarter. The note is due in one installment on April 2, 2004, extended from April 2, 2002.

            (3)   The note is due on April 2, 2003.

            (4)   The note is due on April 2, 2003.

            (5)   The mortgage is payable in equal quarterly installments of $
                  25.2 thousand each, plus interest.

            (6) The note is due in 18 quarterly installments of $ 64.7 thousand each, commencing from February 28, 2001 and thereafter, until a final payment of $ 1,806.6 on November 30, 2005.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

          a.   Royalty commitments to the Chief Scientist:

               The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through the year 2002, the Company had obtained grants from Office of the Chief Scientist of the Israeli Ministry of Industry and Trade ("the OCS") of $ 318 for certain research and development projects of the Company. The Company is obligated to pay royalties to the OCS, amounting to 3%-4% of the sales of the products and other related revenues generated from such projects, up to 100%-150% of the grants received, linked to the U.S. dollar and grants received after January 1, 1999 will also bear interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

               Royalties paid amounted to $ 86, $ 0 and $ 131 for the years ended December 31, 2000, 2001 and 2002, respectively.

               As of December 31, 2002, the Company had remaining contingent obligations to pay royalties in the amount of approximately $ 1,538 upon the successful sale of products developed using such research and development programs sponsored by the Chief Scientist.

          b. The Israeli Government, through the Fund for the Encouragement of Marketing Activities, awarded the Company grants for participation in expenses for overseas marketing. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount of the grants received.

               Grants received for the years up to and including 2002, amounted to $ 310 and royalties paid during 2001 and 2002, amounted to $ 104 and $ 53, respectively. As of December 31, 2002, the aggregate contingent obligation amounted to $ 153.

          c.   Lease commitments:

               The subsidiaries rent their facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2006.

               Future  minimum  lease  payments   under   non-cancelable   lease
               agreements as of December 31, are as follows:

               2003               $  117
               2004               $  105
               2005               $   69
               2006               $   30
                                 --------
                                  $  321
                                  ========

               Rental expenses amounted to $ 196, $ 122 and $ 183 in 2000, 2001 and 2002, respectively.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

          d.   Guarantees:

               1. As of December 31, 2002, the Company and its subsidiaries obtained bank performance guarantees and advance payment guarantees from several banks mainly in Israel in the amount of $ 4,616.

               2.   As  of  December  31,  2002,   the  Company   obtained  bank
                    guarantees in the amount of $262, in order to secure a credit facility of a subsidiary.

               3.   As  of  December  31,  2002,   the  Company   obtained  bank
                    guarantees in an amount of $2,039 in order to secure mortgage payable by a subsidiary.

               4. As of December 31, 2002, the Company and its subsidiaries issued a letter of credit in the amount of $ 88, as per the suppliers' demand.

          e.   Legal proceedings:

               In June 2000, Rapiscan Security Products Inc. ("Rapiscan") filed a lawsuit against the Company claiming sums allegedly due to Rapiscan in the context of an agreement between Rapiscan and the Company amounting to $ 1.6 thousand. The Company filed a counter-claim for the balance of approximately $ 1.35 thousand. The Company recorded an accrual regarding this lawsuit of approximately $ 1.2 thousand, which is an appropriate liability as estimated by the Company's management and its legal counsel.

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

          c. A fixed charge in the amount of $ 3,250 has been placed on the Company's bank deposits.

          d. The Company's subsidiary has two notes payable in the aggregate amount of $ 1,000 due on April 2, 2003, collateralized by substantially all of the subsidiary's assets, and a $ 2,039 mortgage note payable, collateralized by a first mortgage on the land and building.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)

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

               A summary of the Company's stock options activities in 2000, 2001 and 2002, is as follows:

                                                                     Options outstanding
                                                          --------------------------------------------
                                                                                   Weighted
                                                           Number      Range of    averagee   Market price
                                              Available   of options   exercise    exercise   at the date of
                                              for grant   outstanding    price      price         grant
                                              ---------   -----------  --------    --------   --------------
                  Balance at January 1, 2000   160,200     191,325      2-2.36      2             -

                  Options granted              (94,000)     94,000       2.36       2.36        3.563
                  Options forfeited                  -        (500)        -        -             -
                  Options available for
                  grant                        250,000           -         -        -             -

                  Options exercised                  -     (27,525)        2        2             -
                                              ---------   ---------  ---------   --------   ----------
                  Balance at December 31,
                  2000                         316,200     257,300     2-2.36      2.09           -

                  Options granted             (234,400)    234,400    2.43-5.62    5.27         5.42

                  Options exercised                  -     (79,300)     1.61-2     1.80           -
                                              ---------   ---------  ---------   --------   ----------
                  Balance at December 31,
                  2001                          81,800     412,400    1.61-5.62    3.93           -
                  Options available for
                  grant                        500,000           -        -        -              -
                  Options forfeited              1,648      (1,648)       -        -              -
                  Options granted upon
                  stock  dividend                2,454      11,232        -        -              -

                  Options exercised                  -     (63,750)    2-2.36      2.17           -
                                              ---------   ---------  ---------   --------   ----------
                  Balance at December 31,
                  2002                         585,902     358,234    1.61-5.62    4.23           -
                                              =========   =========   =========   ========   ==========

                  The weighted average fair values of options granted during the years ended December 31, 2000, 2001 and 2002, were:

                                                   For exercise price on the grant date that:
                                           ----------------------------------------------------------
                                               Equals market price         Less than market price
                                           ---------------------------  -----------------------------
                                             Year ended December 31,       Year ended December 31,
                                           ---------------------------  -----------------------------
                                            2000      2001      2002     2000      2001       2002
                                           -------   -------  --------  -------   -------  ----------
                  Weighted average
                    exercise prices            -       5.62       -      2.36      2.69        -
                                           =======   =======  ========  =======   =======  ==========
                  Weighted average fair
                    value on grant date        -       2.04       -      2.36      1.91        -
                                           =======   =======  ========  =======   =======  ==========

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

          The options outstanding as of December 31, 2002 have been separated into ranges of exercise price as follows:


           Options                                               Options
         outstanding                                            exercisable
            as of                                                  as of
        December 31,                            Remaining       December 31,
            2002          Exercise price      contractual life      2002
       ----------------   ---------------   ----------------   --------------
                                              (in months)
          29,870                 2                 4             29,870
          20,600                 1.61             12             20,600
           6,180                 2.29             18              6,180
          61,800                 2.36             25             61,800
          12,360                 2.43             37                  -
          16,480                 2.89             40                  -
         210,944                 5.62             43                  -
       ---------------   ---------------                      --------------
         358,234                 4.23                           118,450
       ===============   ===============                      ==============

               157,300, 84,000 and 118,450 options were exercisable on December 31, 2000, 2001 and 2002, respectively, with a weighted average exercise price of $ 1.85, $ 1.93 and $ 2.14.

               The total employee stock compensation expenses recorded in 2000, 2001 and 2002, were $ 85, $ 72 and $ 17, respectively, and were amortized based on the vesting period.

          d.   Dividends:

               Dividends, if any, will be declared and paid in NIS. Dividends paid to shareholders outside Israel will be converted into U.S. dollars on the basis of the exchange rate prevailing at the date of payment. The Company has determined that it will not distribute dividends out of tax-exempt profits.

          e.   Warrants to underwriters:

               In connection with the 1997 Offering, the Company issued to the underwriters, 200,000 warrants to purchase from the Company 200,000 Ordinary shares. The warrants were initially exercisable at an exercise price of 120% of the 1997 Offering price per share ($ 5.50) for a period of four years, commencing one year from the date of the 1997 Offering. As of December 31, 2002, all 200,000 warrants were exercised on a net cash basis and 60,703 Ordinary shares of NIS 1 par value were issued.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)

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


NOTE 13:- NET EARNINGS PER SHARE

          The following table sets forth the computation of basic and diluted net earnings per share:

                                                                    Year ended December 31,
                                                           ------------------------------------------
                                                               2000           2001          2002
                                                           ------------   ------------  -------------
            Numerator:
            Net income                                           2,889          3,167         1,888
                                                           ============   ============  =============
            Denominator:
            Denominator for basic earnings per share -
            weighted-average number of shares outstanding    7,439,622      7,512,148    7,637,356
            Effect of diluted securities:
            Employee stock options and warrants to
            underwriters                                        84,905        181,880      196,759
                                                           ------------   ------------  -------------
            Denominator for diluted net earnings per share-
             adjusted weighted average
             shares and
             Assumed conversions                             7,524,527      7,694,028    7,834,115
                                                           ============   ============  =============
            Basic net earnings per share                          0.39           0.42         0.25
                                                           ============   ============  =============
            Diluted net earnings per share                        0.38           0.41         0.24
                                                           ============   ============  =============

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

               The tax-exempt income attributable to the "Approved Enterprises" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently - 15%), and an income tax liability would be incurred of approximately $ 0.7 thousand.

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

          e. A reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory rate, and the actual tax expense, is as follows:

                                                                      Year ended December 31,
                                                             ------------------------------------------
                                                                 2000           2001           2002
                                                             -------------  -------------  ------------
                  Income before taxes as reported in the         3,069          3,619          2,533
                    statements of income
                                                             =============  =============  ============
                  Tax rates                                         36%            36%            36%
                                                             =============  =============  ============
                  Theoretical tax expense                        1,105          1,303            912
                  Increase (decrease) in taxes:
                  Tax adjustments in respect of inflation
                    in Israel                                        -            214             11
                  Non-deductible items, net                       (126)            75            (24)
                  Unrecognized tax losses                            -              -            442
                  Realized benefit of prior year's losses         (371)             -              -
                  Tax exemption applicable to "Approved
                    Enterprises" and exempted income              (126)          (928)          (293)
                  Tax credits                                     (256)             -              -
                  Taxes in respect of prior years                    -           (200)          (279)
                  Other                                            (46)           (12)          (124)
                                                             -------------  -------------  ------------
                  Taxes on income in the statements of
                    income                                         180            452            645
                                                             =============  =============  ============
                  Net earnings per share amounts of
                    the tax benefit from the exempt income:
                  Basic and diluted                               0.02           0.12           0.04
                                                             =============  =============  ============

               The tax rates of the Company's subsidiaries range between 35%-42%.

          f.   Taxes on income included in the statement of income:


                                                      Year ended December 31,
                                          --------------------------------------
                                             2000          2001        2002
                                          -----------   -----------  -----------
      Current taxes:
        Domestic                              365           500         269
        Foreign                                74           138         211

      Deferred income taxes:
        Domestic                                -           (39)        (30)
        Foreign                              (259)           53         474

      Taxes in respect of prior years:
        Domestic                                -          (200)        (279)
                                          -----------   -----------  -----------
      Taxes on income                         180           452          645
                                          ===========   ===========  ===========

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

NOTE 14:- TAXES ON INCOME (Cont.)

          g.   Deferred income taxes:

               Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

                                                            December 31,
                                                    --------------------------
                                                        2001         2002
                                                    ------------  ------------

                 Operating loss carryforwards            424          1,409
                 Reserves and allowances               1,988          1,308
                                                    ------------   -----------
                 Total deferred assets before
                   valuation allowance                 2,412          2,717
                 Valuation allowance                  (1,030)        (1,604)
                                                    ------------   -----------
                 Net deferred tax assets               1,382          1,113
                                                    ============   ===========
                 Domestic                                 39             69
                 Foreign                               1,343          1,044
                                                    ------------   -----------
                                                       1,382          1,113
                                                    ============   ===========

          h. The domestic and foreign components of income before taxes are as follows:


                                                Year ended December 31,
                                       -----------------------------------------
                                           2000           2001           2002
                                       -------------  ------------   -----------
                   Domestic                2,424          3,320          2,217
                   Foreign                   645            299            316
                                       -------------  ------------   -----------
                                           3,069          3,619          2,533
                                       =============  ============   ===========

          i.   Investment tax credit:

               One of the Company's subsidiaries is eligible for investment tax credits on its research and development activities and on certain current and capital expenditures. During fiscal year of 2002, the subsidiary recognized $ 304 of investment tax credits as a reduction of research and development expenses.

               In total, the subsidiary has investment tax credits available to reduce future federal income taxes payable, amounting to $ 618, which will expire at various dates from 2006 through 2011.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 14:- TAXES ON INCOME (Cont.)

          j.   Net operating losses carryforwards:

               As of December 31, 2002, the Company's subsidiaries in the U.S, Latin America and the United Kingdom had total net available carryforward tax losses of approximately $ 3,625.

               Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

               As of December 31, 2002, net operating losses from subsidiaries in U.S. are approximately $ 2,733.


NOTE 15:- RELATED PARTIES TRANSACTIONS

                                             Year ended December 31,
                                          ------------------------------
                                            2000       2001      2002
                                          --------   --------  ---------

           Sales to related party            211        261       111
                                          ========   ========  =========

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

NOTE 16:- OPERATING SEGMENTS DATA (Cont.)

               a. The following data present the revenues, assets and other data of the Company's operating segments:

                                                            Year ended December 31,
               ---------------------------------------------------------------------------------------------------------------------
                          2000                                      2001                                       2002
               ------------------------------- ----------------------------------------- -------------------------------------------
                                                                    Video                                     Video
               Perimeter Projects Other  Total Perimeter Projects monitoring Other Total Perimeter Projects monitoring Other Total
               --------- -------- -----  ----- --------- -------- ---------- ----- ----- --------- -------- ---------- ----- -------
Revenues        33,910    3,802    859  38,571   34,893   5,004      142      981  41,020  36,435   5,340      238     953  42,966
                ======    =====    ===  ======   ======   =====      ===      ===  ======  ======   =====      ===     ===  ======
 Depreciation
 and
 amortization    1,330        6     48   1,384    1,304       9       28       21   1,362     927       9      149      11   1,096
                 =====        =     ==   =====    =====       =       ==       ==   =====     ===       =      ===      ==   =====
Operating
 income,
 before
 financial
 expenses and
 taxes on
 income          2,473    1,234   (424)  3,283    2,583   2,478     (626)    (856)  3,579   2,316     2,656 (1,556) (1,082)  2,334
                 =====    =====   ====            =====   =====     ====     ====           =====     ===== ======  ======
Financial
expenses
 (income), net                             214                                        (40)                                    (199)
Taxes on income                            180                                        452                                      645
                                           ---                                        ---                                      ---
Net income                               2,889                                      3,167                                    1,888
                                         =====                                      =====                                    =====


                                                                 December 31,
               ---------------------------------------------------------------------------------------------------------------------
                          2000                                      2001                                       2002
               ------------------------------- ----------------------------------------- -------------------------------------------
                                                                    Video                                     Video
               Perimeter Projects Other  Total Perimeter Projects monitoring Other Total Perimeter Projects monitoring Other Total
               --------- -------- -----  ----- --------- -------- ---------- ----- ----- --------- -------- ---------- ----- -------

Segment assets  12,500       27     58  12,585   11,911      18      324       30  12,283  12,066        30    728      21  12,845
                ======       ==     ==  ======   ======      ==      ===       ==  ======  ======        ==    ===      ==  ======

                                   F-35

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

NOTE 16:- OPERATING SEGMENTS DATA (Cont.)

               b.   Major customer data (percentage of total revenues):

                                                  Year ended December 31,
                                         ---------------------------------------
                                             2000          2001         2002
                                         ------------  -----------  ------------
       Israeli Ministry of Defense and
        the Israeli Defense Forces          24.4%         22.5%        15.9%
                                         ============  ===========  ============

       The state concern civil
        aviation airlines "AZAL"             2.0%          10.5%        1.8%
                                         ============  ===========  ============

               c.   Geographical information:

                    The following is a summary of revenues within geographic areas based on end customer's location and long lived assets:

                                              Year ended December 31,
                                     ------------------------------------------
                                         2000           2001           2002
                                     -------------  ------------   ------------
            1. Revenues:

                   Israel               13,150         13,135         11,350
                   Europe                6,126          5,420          6,399
                   USA                  10,721         11,358         12,641
                   Azerbaijan              789          4,577            756
                   Canada                1,860          2,035          4,324
                   Others                5,925          4,495          7,496
                                     -------------  ------------   ------------

                                        38,571         41,020         42,966
                                     =============  ============   ============
            2. Long-lived assets:

                   Israel                3,664          3,623          3,566
                   Europe                  776            666            786
                   USA                   5,886          5,812          6,160
                   Canada                2,238          2,133          2,286
                   Others                   21             49             47
                                     -------------  ------------   ------------

                                        12,585         12,283         12,845
                                     =============  ============   ============

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

NOTE 17:- SELECTED STATEMENTS OF INCOME DATA

               a.   Research and development expenses, net:

                                                 Year ended December 31,
                                         ---------------------------------------
                                            2000           2001          2002
                                         ------------  ------------  -----------

     Expense                               3,173          3,331         3,750
     Less - royalty-bearing grants and
     investment tax credit                   198            277           622
                                         ------------  ------------  -----------

                                           2,975          3,054         3,128
                                         ============  ============  ===========

               b.   Financial income (expenses), net:

     Financial expenses:
       Interest on long-term debt               (294)       (398)       (371)
       Interest on short-term bank credit       (650)       (502)       (640)
       Foreign exchange losses                   (53)        (42)         (6)
                                            ----------- -----------   ----------

                                                (997)       (942)     (1,017)
                                            ----------- -----------   ----------
     Financial income:
       From interest                             783         705         732
       Foreign exchange gains                      -         277         484
                                            ----------- -----------   ----------

                                                 783         982       1,216
                                            ----------- -----------   ----------

                                                (214)         40         199
                                            =========== ===========   ==========


NOTE 18:- SUBSEQUENT EVENTS

          a. In May 2003, the Company's Board of Directors decided to distribute a 3% stock dividend. The annual general meeting of shareholders has not yet approved this decision.

          b. In April 2003, Rav-Tec Ltd filed a claim against the Company, the Ministry of Defense ("MOD") and a former employee of the Company. In the claim, Rav-Tec Ltd. alleges that the failure of a field trial by the MOD was due to intentional damages caused by the former employee and is seeking cash relief in the amount of about $ 730 for the aforesaid damages and that the court will annul the field trial. The Company denies the above allegations. In the opinion of the Company's attorneys, the Company has good defenses against the claim and, therefore, no provision in respect thereto was recorded in the financial statements.

                                - - - - - - - - -

                                    SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                            MAGAL SECURITY SYSTEMS LTD.


                                            By: /s/Jacob Even-Ezra
                                                -------------------
                                            Name: Jacob Even-Ezra
                                            Title: Chairman of the Board and
                                                     Chief Executive Officer


Date:    March 25, 2004

                                  EXHIBIT INDEX

    Exhibit
      No.        Description
    -------      ---------------------------------------------------------------

     1.1*        Memorandum of Association of the Registrant
     1.2**       Articles of Association of the Registrant
     2.1***      Specimen Share Certificate for Ordinary Shares
     2.2****     The Registrant's Stock Option Plan (1993), as amended
     2.4*****    Form of Underwriters' Warrant Agreement
     2.5*****    Registration Rights Agreement, dated as of November 18, 1996, by and among the Registrant, Mira Mag Inc., Israel Aircraft
                 Industries Ltd. and Jacob Even-Ezra
    10.1*****    Form of Underwriting Agreement
    21******     List of Subsidiaries of the Registrant
    23.1         Consent of Kost Forer Gabbay & Kasierer
    23.2         Consent of BDO Seidman, LLP
    31.1         Certification of Chief Executive Officer pursuant to Rule
                 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as
                 amended
    31.2         Certification of Chief Financial Officer pursuant to Rule
                 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as
                 amended
    32.1         Certification of Chief Executive Officer pursuant to 18 U.S.C.
                 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley
                 Act of 2002
    32.2         Certification of Chief Financial Officer pursuant to 18 U.S.C.
                 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley
                 Act of 2002
_________

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

****** Previously filed as an exhibit to our Form 20-F for the Fiscal Year ended December 31, 2002 and incorporated herein by reference.