Form 20-F
period 2003-12-31
MAGAL SECURITY SYSTEMS LTD
filed 2004-06-29
CIK 896494

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

[X]        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from __________ to __________

                         Commission file number 0-21388

                           Magal Security Systems Ltd.
             (Exact name of Registrant as specified in its charter)

                                     Israel
                 (Jurisdiction of incorporation or organization)

                P.O. Box 70, Industrial Zone, Yahud 56100, Israel
                    (Address of principal executive offices)
      Securities registered or to be registered pursuant to Section 12(b) of the
        Act: None
      Securities registered or to be registered pursuant to Section 12(g) of the
        Act:
                  Ordinary Shares, NIS 1.0 par value per share
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                  Ordinary Shares, NIS 1.0 par value per share

             as of December 31, 2003 ..................... 8,035,779

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [ ]

         Indicate by check mark which financial statement item the registrant has elected to follow.

                            [ ] Item 17  [X]Item 18


This Report on Form 20-F is incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-9050.

                                  INTRODUCTION

        Magal Security Systems Ltd. develops, manufactures, markets and sells complex computerized security systems, including a line of perimeter security systems, a video motion detection system, a hardware and software "all in one" security solution which integrates Closed Circuit Television related applications, security management and control systems, personal emergency location systems, a pipeline security system, and provides video monitoring services. Our predecessor commenced operations in 1969 as a department specializing in perimeter security systems within the electronics division of Israel Aircraft Industries Ltd., or IAI. Effective April 1984, we purchased from IAI substantially all of the assets, and assumed substantially all of the related liabilities, of that department. In March 1993, we completed an initial public offering of 1,380,000 ordinary shares and in February 1997, we completed a public offering of an additional 2,085,000 ordinary shares. Our ordinary shares are traded on the Nasdaq National Market and on the Tel Aviv Stock Exchange under the symbol MAGS.

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

        We have trademark rights associated with our use of Flash and Intelli-FLEX, and rights obtained by trademark registration for Flare, Perimitrax, Panther, Intelli-FIELD, Senstar, Senstar-Stellar and the Senstar-Stellar logo. Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

         Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. All references in this annual report to "dollars" or "$"are to U.S. dollars and all references in this annual report to "NIS" are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on June 25, 2004 was NIS
4.501 per $1.00.

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

                                TABLE OF CONTENTS
                                                                        Page No.

PART I.........................................................................3
   ITEM 1.    Identity of Directors, Senior Management and Advisers............3
   ITEM 2.    Offer Statistics and Expected Timetable..........................3
   ITEM 3.    Key Information..................................................3
           A.  Selected Consolidated Financial Data............................3
           B.  Capitalization and Indebtedness.................................4
           C.  Reasons for the Offer and Use of Proceeds.......................4
           D.  Risk Factors....................................................4
   ITEM 4.    Information on the Company......................................12
           A.  History and Development of the Company.........................12
           B.  Business Overview..............................................13
           C.  Organizational Structure.......................................30
           D.  Property, Plants and Equipment.................................30
   ITEM 5.    Operating and Financial Review and Prospects....................31
           A.  Operating Results..............................................31
           B.  Liquidity and Capital Resources................................43
           C.  Research and Development, Patents and Licenses.................46
           D.  Trend Information..............................................47
           E.  Off-Balance Sheet Arrangements.................................47
           F.  Tabular Disclosure of Contractual Obligations..................47
   ITEM 6.    Directors, Senior Management and Employees......................47
           A.  Directors and Senior Management................................47
           B.  Compensation...................................................50
           C.  Board Practices................................................51
           D.  Employees......................................................58
           E.  Share Ownership................................................59
   ITEM 7.    Major Shareholders and Related Party Transactions...............61
           A.  Major Shareholders.............................................61
           B.  Related Party Transactions.....................................62
           C.  Interests of Experts and Counsel...............................63
    ITEM 8.    Financial Information..........................................63
           A.  Consolidated Statements and Other Financial Information........63
           B.   Significant Changes...........................................64
   ITEM 9.    The Offer and Listing...........................................64
           A.  Offer and Listing Details......................................64

           B.  Plan of Distribution...........................................65
           C.  Markets........................................................66
           D.  Selling Shareholders...........................................66
           E.  Dilution.......................................................66
           F.  Expenses of the Issue..........................................66
   ITEM 10.   Additional Information..........................................66
           A.  Share Capital..................................................66
           B.  Memorandum and Articles of Association.........................66
           C.  Material Contracts.............................................71
           D.  Exchange Controls..............................................71
           E.  Taxation.......................................................71
           F.  Dividends and Paying Agents....................................83
           G.  Statements by Experts..........................................83
           H.  Documents on Display...........................................83
           I.  Subsidiary Information.........................................83
   ITEM 11.   Quantitative and Qualitative Disclosures about Market Risk......83
   ITEM 12.   Description of Securities Other Than Equity Securities..........84
PART II.......................................................................85
   ITEM 13.   Defaults, Dividend Arrearages and Delinquencies.................85
   ITEM 14.   Material Modifications to the Rights of Security Holders and
              Use of Proceeds.................................................85
   ITEM 15.   Controls and Procedures.........................................85
   ITEM 16.   [Reserved]......................................................85
   ITEM 16A.  Audit Committee Financial Expert................................85
   ITEM 16B.  Code of Ethics..................................................86
   ITEM 16C.  Principal Accounting Fees and Services..........................86
   ITEM 16D.  Exemptions from the Listing Requirements and Standards for
              Audit Committee ................................................87
   ITEM 16E.  Purchase of Equity Securities by the Issuer and Affiliates
              and Purchasers..................................................87
PART III......................................................................87
   ITEM 17.   Financial Statements............................................87
   ITEM 18.   Financial Statements............................................87
   ITEM 19.   Exhibits........................................................87
SIGNATURE.....................................................................89

                                     PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

        Not applicable.

ITEM 2. Offer Statistics and Expected Timetable

        Not applicable.

ITEM 3. Key Information

A.      Selected Consolidated Financial Data.

        We have derived the following selected consolidated financial data as of December 31, 2002 and 2003 and for each of the years ended December 31, 2001, 2002 and 2003 from our consolidated financial statements set forth elsewhere in this annual report that have been prepared in accordance with U.S. GAAP. We have derived the following selected consolidated financial data as of December 31, 1999, 2000 and 2001 and for each of the years ended December 31, 1999 and 2000 from our audited consolidated financial statements not included in this annual report. You should read the following selected consolidated financial data together with the section of this annual report entitled "Operating and Financial Review and Prospects" and our consolidated financial statements and notes thereto included elsewhere in this annual report.

                                                  Year Ended December 31,
                                     --------------------------------------------------
                                        1999      2000      2001      2002       2003
                                        ----      ----      ----      ----       ----
                                            (in thousands except per share data)
Consolidated Statement of Income
Data:
Revenues...........................   $31,967    $38,571   $41,020   $42,966    $59,361
Cost of revenues...................    16,693     20,523    21,505    23,924     33,378
                                      -------    -------   -------   -------     ------
Gross profit.......................    15,274     18,048    19,515    19,042     25,983
                                      -------    -------   -------   -------     ------
Operating expenses:
  Research and development, net....     2,676      2,975     3,054     3,128      4,773
  Sales and marketing, net.........     5,820      7,129     7,933     8,642     11,585
  General and administrative.......     4,104      4,661     4,949     4,938      5,305
                                      -------    -------   -------   -------      -----
Total operating expenses...........    12,600     14,765    15,936    16,708     21,663
                                      -------    -------   -------   -------     ------
Operating income...................     2,674      3,283     3,579     2,334      4,320
Financial income (expenses), net...      (127)      (214)       40       199     (1,003)
                                      -------     ------   -------   -------    -------
Income before taxes on income
  and write-off of investment in
  affiliate, net of taxes..........     2,547      3,069     3,619     2,533      3,317
Taxes on income....................       259        180       452       645        913
                                      -------    -------   -------   -------        ---
Income before write-off of
  investment in affiliate..........     2,288      2,889     3,167     1,888      2,404
Write-off of investment in
affiliate, net of taxes............       357          -         -         -         -
                                      -------    -------   -------   -------  --------
Net income.........................     1,931      2,889     3,167     1,888     2,404
                                      =======    =======   =======   =======     =====
Basic net earnings per share.......   $  0.25    $  0.38   $  0.41   $  0.24    $ 0.30
                                      =======    =======   =======   =======    ======
Diluted net earnings per share.....   $  0.25    $  0.37   $  0.40   $  0.23    $ 0.30
                                      =======    =======   =======   =======    ======
Weighted average number of Ordinary
shares used in computing basic net
earnings per share.................     7,623      7,663     7,738     7,866     7,948
Weighted average number of Ordinary
shares used in computing diluted
net earnings per share.............     7,698      7,750     7,925     8,069     8,029
Cash dividend per share............    $ 0.10     $ 0.10  $   0.13   $     -     $0.05
                                       ======     ======  ========   =======     =====

        Our board of directors declared stock dividend distributions of 3% in May 2002 and 2003. All net earnings per share data in the above table have been retroactively adjusted to reflect the stock dividends.

                                                     As of December 31,
                                     ----------------------------------------------------
                                        1999      2000      2001      2002         2003
                                     --------   -------   -------   --------     --------
                                                       (in thousands)
Consolidated Balance Sheet Data:

Cash and cash equivalents..........  $ 1,963    $ 3,579   $ 2,738   $ 2,519      $ 4,389
Short and long-term bank deposits..   10,596     11,213    11,849    12,357       12,051
Working capital....................   15,520     20,288    18,391    15,688       21,401
Total assets.......................   43,178     48,867    53,347    59,741       71,443
Short-term bank credit (including
current maturities of long-term
loans).............................    7,199      2,765     6,264    10,357       16,438
Long-term loans....................      193      6,302     5,038     4,698        1,873
Total shareholders' equity.........   28,874     30,899    32,700    35,031       38,984

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

Risks Related to our Business

Our revenues are dependent on government procurement procedures and practices. A substantial decrease in our customers' budgets would adversely affect our results of operations.

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

Because we receive large orders from a relatively small number of customers, our revenues and operating results are subject to substantial periodic variations. Our revenues and operating results for a specific quarter may not be indicative of our future performance, making it difficult for investors to evaluate our future prospects based on the results of any one quarter.

        Due to the nature of our customers and products, we receive relatively large orders for our products from a relatively small number of customers. Consequently, individual orders from individual customers can represent a substantial portion of our revenues in any one period and significant orders by any customer during one period may not be followed by further orders from the same customer in subsequent periods. In addition, we have a limited order backlog, which makes revenues in any quarter substantially dependent upon orders we deliver in that quarter. Our revenues and operating results are subject to very substantial variations. Because our quarterly performance is likely to vary significantly, the results of our operations for any quarter are not necessarily indicative of the results that we might achieve for any subsequent period. Consequently, quarter-to-quarter comparisons of our operating results may not be meaningful.

The loss of one or more of our key customers would result in a loss of a significant amount of our revenues.

        Relatively few customers account for a large percentage of our revenues. For the years ended December 31, 2001, 2002 and 2003, revenues generated from sales to the Israeli Ministry of Defense, or MOD, and the Israeli Defense Forces, or IDF, together accounted for 22.5%, 15.9% and 27.2%, respectively, of our revenues. For the years ended December 31, 2001, 2002 and 2003 revenues generated from sales to the State concern civil aviation airlines, or Azal, Azerbaijan airlines, accounted for 10.5%, 1.8% and 0.2% respectively of our revenues. We cannot assure you that the MOD, IDF, Azal or any of our other major customers will maintain their volume of business with us or that, if such volume is reduced, other customers of similar volume will replace the lost business. The loss of one or more of these existing customers without replacement by a customer or customers of similar volume would have a material adverse effect on our financial results.

In 2001, we established Smart Interactive Systems, Inc. to meet the growing need for real-time video monitoring services. No assurance can be given that this company will be successful in the future. If this company is unsuccessful, our future results of operations may be adversely affected.

        In 2001, we established Smart Interactive Systems, Inc., or Smart, to meet the growing demand for real-time video monitoring services for use in industrial sites, commercial businesses and VIP residences. We have invested $6.4 million in Smart through December 31, 2003. Its operations to date have not been profitable and it has an accumulated deficit of $4.1 million as of December 31, 2003. Smart's success will be dependent upon its ability to penetrate the market for these services and upon customers' acceptance of these services. If Smart is unable to market its services or if its services are not accepted by customers, we may lose our investment in this company and our future results of operations may be adversely affected.

If we do not receive the government approvals necessary for us to export the products we produce in Israel, our revenues may decrease.

        Under Israeli law, the export of products that we manufacture in Israel and the export of certain of our know-how are subject to approval by the MOD. We must obtain permits from the MOD to initiate sales proposals with regard to these exports, as well as for actual export transactions. We cannot assure you that we will receive all the required permits for which we may apply in the future. If we do not receive the required permits for which we apply, our revenues may decrease.

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

        We make a large portion of our sales in markets outside of Israel and a key component of our strategy is to continue to expand in such markets, the most significant of which currently are North America, Europe, and Asia. Our international sales efforts are affected by costs associated with the shipping of our products and risks inherent in doing business in international markets, including:

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

We are engaged in a highly competitive business. If we are unable to compete effectively, our revenues will be materially and adversely affected.

        The business in which we are engaged is highly competitive. Some of our competitors and potential competitors have greater research and development, financial and personnel resources, including governmental support, or more extensive business experience than we do. If we are unable to compete effectively in the market for our products, our revenues will be materially and adversely affected.

We may not be able to implement our growth strategy.

        As part of our growth strategy, we seek to acquire or invest in complementary, including competitive, businesses, products and technologies. Although we have identified potential acquisition candidates, we currently have no commitments or agreements with respect to any such acquisitions or investments and we cannot assure you that we will eventually be able to consummate any acquisition or investment. Even if we do acquire or invest in these businesses, products or technology, the process of integrating acquired assets into our operations may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business. In addition, we have limited experience in performing acquisitions and managing growth. We cannot assure you that the anticipated benefits of any acquisition will be realized. In addition, future acquisitions by us could result in potentially dilutive issuances of our equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect our operating results and financial position. Acquisitions also involve other risks, including risks inherent in entering markets in which we have no or limited prior experience and the potential loss of key employees and the risk that we may experience difficulty or delays in obtaining necessary permits. In addition, as part of our growth strategy, we developed three new products, DreamBox, Fortis and the Pipeline Security System. We intend to invest extensive funds in the marketing and sales of those products. We cannot assure you that our marketing and sale efforts will be successful, in which case our growth strategy will be harmed.

We may not be able to protect our proprietary technology and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

        Our success and ability to compete depend in large part upon protecting our proprietary technology. We have 45 patents and have patent applications pending. We also rely on a combination of trade secret and copyright law and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology. It is our policy to protect our proprietary rights in our products and operations through contractual obligations, including confidentiality and non-disclosure agreements with certain employees and distributors. These measures may not be adequate to protect our technology from third-party infringement, and our competitors may independently develop technologies that are substantially equivalent or superior to ours. Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws.

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

        We acquire most of the components utilized in our products, including, but not limited to, our turnkey products and certain services from a limited number of suppliers and subcontractors. We cannot assure you that we will continue to be able to obtain such items from these suppliers on satisfactory terms. Temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results. For example, our subsidiary Senstar-Stellar Corporation, or Senstar, obtains triboelectric sensor cable for its Intelli-FLEX product from a sole supplier. If this sole supplier were to discontinue production of the triboelectric sensor cable, it would adversely affect Senstar's revenues of its Intelli-FLEX product.

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

        In addition, the stock market in general, and the market for Israeli companies and home defense companies in particular, has been highly volatile. Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance.

Risk Relating to Our Location in Israel

Conducting business in Israel entails special risks.

        We are incorporated under Israeli law and our principal offices and manufacturing and research and development facilities are located in the State of Israel. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, and a significant downturn in the economic or financial condition of Israel.

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

        Many of our executive officers and employees in Israel are obligated to perform at least 30 days and up to 40 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. There are proposals to increase this annual commitment. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

The economic conditions in Israel have not been stable in recent years.

        In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passing by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli Shekel against the dollar.

        A portion of our expenses, primarily labor expenses, is incurred in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation will lag behind inflation in Israel. In 2001 and 2002, the inflation rate in Israel exceeded the rate of devaluation of the NIS against the dollar. In 2003 the rate of inflation was negative and the NIS was revaluated vis-a-vis the dollar. Since the beginning of 2004, the NIS has devaluated approximately 2.8% against the dollar. In addition, since part of our revenues are quoted in NIS, and a portion of our expenses are incurred in NIS, our results may be adversely affected by a change in the rate of inflation in Israel if the amount of our revenues in NIS decreases and is less than the amount of our expenses in NIS (or if such decrease is offset on a lagging basis) or if such change in the rate of inflation is not offset, or is offset on a lagging basis, by a corresponding devaluation of the NIS against the dollar and other foreign currencies.

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

        The Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel has granted approved enterprise status to certain of our manufacturing facilities. Starting from when we begin to generate net income from these approved enterprise programs, any portion of our income derived from these approved enterprise programs will be exempt from tax for a period of two to four years and will be subject to a reduced tax for an additional five to eight years, depending on the percentage of our share capital held by non-Israeli citizens. The benefits available to our approved enterprise programs are dependent upon the fulfillment of conditions stipulated in applicable law and in each program's certificate of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future.

Provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

    Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

    We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.

ITEM 4. Information on the Company

A.   History and Development of the Company.

        We were incorporated under the laws of the State of Israel on March 27, 1984 under the name Magal Security Systems Ltd. We are a public limited liability company under the Israeli Companies Law, 5739-1999 and operate under this law and associated legislation. Our principal executive offices and primary manufacturing and research and development facilities are located near Tel Aviv, Israel, in the Yahud Industrial Zone. Our mailing address is P.O. Box 70, Industrial Zone, Yahud 56100, Israel and our telephone number is 972-3-539-1444. Our agent for service of process in the U.S. is Senstar-Stellar Inc., 43184 Osgood Road, Fremont, CA, 94539. Our address on the Internet is www.magal-ssl.com. The information on our website is not incorporated by reference into this annual report.

        We develop, manufacture, market and sell complex computerized security systems, including a line of perimeter security systems, a video motion detection system, a hardware and software "all in one" security solution which integrates Closed Circuit Television, or CCTV, related applications, security management and control systems, personal emergency location systems, a pipeline security system and we also provide video monitoring services.

        For a discussion of our capital expenditures and divestitures, see Item 5.B. "Operating and Financial Review and Prospects-Liquidity and Capital Resources."

B.   Business Overview.

General

        We develop, manufacture, market and sell complex computerized security systems, including:

     o a line of perimeter security systems and a video motion detection system, which automatically detect and locate intruders and identify the nature of intrusions

     o the DreamBox, which integrates number of CCTV related applications into one box;

     o security management and control systems that integrate the management, control and display of various security systems into a single, real-time database and support real-time decision making and wide area command and control;

     o    PipeGuard, a pipeline security system; and

     o    personal emergency location systems.

We also provide video monitoring services.

        Our systems are used in more than 75 countries to protect aircraft, national borders and sensitive facilities, including military bases, power plant installations, airports, postal facilities, prisons and industrial locations, from terrorism, theft and other security threats.

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

        DreamBox

        The DreamBox is an embedded hardware and software product which integrates a number of CCTV related applications into one box. The system is designed to be economical, as well as compact to save space, by avoiding the use of a complicated cable installation and network protocols integration.

        DreamBox contains twelve different applications, including a digital video and audio recording, video and audio matrix switcher, outdoor and indoor video motion detection system, or VMD, security management system, or SMS, and a transmission system.

        The DreamBox, is sold at a substantially lower price than the cost of the other products applications if sold separately, a factor which positions DreamBox as the leading security solution for all strategic facilities. Its target markets include governmental, institutional and other sensitive facilities, such as airports, train stations, seaports, prisons, casinos and hospitals, all of which require the use of high quality CCTV applications.

        Security Management and Control Systems

        The deployment of multiple security systems creates the need for a system that can manage and control these systems through a single database. In response to this need, we offer MagNet and Fortis, security management and control systems that integrate the management, control and display of various security systems, both outdoor, such as perimeter security systems, and indoor, such as fire detection, entry monitoring and alarm systems, into a single, real-time database, and support real-time decision making and wide area command and control. These systems were developed to improve the response to real-time security events by sharing video and geographical information between the control center and security personnel acting in the field.

        Pipeline Security System

        As of end of year 2002, there were an estimated three million miles of unprotected oil and gas pipelines worldwide. Although the need for securing these pipelines has been strongly recognized by the oil and gas industry for years, and in spite of increasing threats since the 9/11 events and current instability in Iraq and elsewhere in the Middle-East, there was no effective solution for securing buried pipes against damage caused by terror, sabotage, theft or other third party threats. We have identified the demand and have implemented a technology aimed at meeting this challenge. PipeGuard, our pipeline security system, provides a solution for securing buried assets and infrastructure, including oil and gas pipelines and buried communication lines such as fiber optic cables.

        Personal Emergency Location Systems

        Our products deliver high reliability personal portable duress alarm systems to protect personnel in correctional facilities. These products identify individuals in distress and can pinpoint the location of the distress signal with an indoor-to-outdoor and floor-to-floor accuracy unmatched by any other product.

        Video Monitoring Services

        The rapid consolidation of some of the largest companies in the electronic security services industry combined with their overall emphasis on residential security has led to fewer providers of high quality, innovative commercial electronic security services. We believe that the potential market for commercial real-time video monitoring security services is large and that within a few years most of the security systems used at industrial and commercial sites will adopt video monitoring systems as the preferred method of surveillance and protection. Consequently, in 2001, we established Smart to provide commercial real-time video monitoring security services.

Business and Marketing Strategy

        Our primary objective is to become a leading provider of security systems worldwide. To achieve this objective, we have implemented a business strategy incorporating the following key elements:

        Refine and Broaden Product Line. We have identified the security needs of our customers and intend to enhance our current products and develop new products to meet those needs. We intend to continue to focus on improving the sensitivity, detection ability and reliability of our products. During 2003, we invested 8% of our revenues in developing new products, expanding the capabilities of existing products and making custom enhancements for specific projects. Since the beginning of 2004 we have launched three new products that significantly broaden the spectrum of security solutions we offer and substantially expend our potential security markets.

        Enter New Markets and Strengthen Presence in Existing Markets. In 2004 we intend to continue to penetrate new geographic markets by various means, including the establishment of alliances with local distributors. We also intend to increase our marketing efforts in our existing markets and to acquire or invest in complementary, including competitive, businesses, products and technologies.

        Leverage Existing Customer Base; Cross-Market Products. We believe that we have the capability to offer certain of our customers a comprehensive security package. As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications. We intend to expand the depth and breadth of our existing customer relationships while initiating similar new relationships. We believe that our three new products will substantially broaden our potential markets.

        Offer Comprehensive Turnkey Solutions. By broadening our product range to include both indoor and outdoor security systems and by developing our security management and control systems and Dreambox "all in one" CCTV security solution, we now offer comprehensive turnkey security solutions that provide a comprehensive security implementation process. This process entails:

     o    in-depth threat analysis;

     o    determination of the appropriate hardware and software solutions;

     o    training sessions for systems operators; and

     o upon customer approval, integration of the required systems into our security management and control systems.

        We believe that the market for turnkey security solutions presents a significant opportunity. We are emphasizing our ability to offer turnkey solutions in keeping with our objective of becoming a leading provider of comprehensive security solutions.

Products and Services

        Perimeter Security Systems

        Our line of perimeter security systems consists of the following:

     o    taut wire perimeter intrusion detection systems;

     o    vibration detection systems; and

     o    field disturbance sensors.

        Our line of perimeter security systems utilizes sophisticated sensor devices to detect and locate intruders and identify the nature of intrusions. Our perimeter security systems have been installed along thousands of kilometers of borders and facility boundaries throughout the world, including more than 600 correctional institutions in the U.S. and correctional institutions in several other countries. In addition, we have installed several hundred miles of high security electronic perimeter systems along Israel's borders.

        Taut Wire Perimeter Intrusion Detection Systems. Our taut wire systems consist of wire strung at high tension between anchor posts. Sensor posts are located at the middle between anchor posts. These sensor posts contain one or more devices that detect changes in the tension being exerted on and by the taut wires. Any force applied against these wires, or released from them, as by cutting, unless within the parameters designed into the sensors themselves or programmed into the central control units, automatically triggers an alarm. We use taut wire perimeter systems as both an integral component of an intruder detection system and as a physical barrier to infiltration.

        Our sealed sensors are not affected by radio frequency interference, climatic or atmospheric conditions, or electrical transients from power lines or passing vehicles. The sensors self-adjust to, or remain unaffected by, extreme temperature variations, minor soil movements and other similar environmental changes that might trigger false alarms in less sophisticated systems. Our taut wire perimeter systems are designed to discriminate automatically between fence tension changes typically caused by small animals or violent weather and forces more typically exerted by a human intruder.

        Our taut wire perimeter systems offer customers a wide range of installation options. Sensor posts can be as far as 200 feet apart, with relatively inexpensive ordinary fence anchor posts between them. These systems may stand alone, be mounted on a variety of fence posts or added to an existing wall or other structure, or mounted on short posts, with or without outriggers.

        Taut wire perimeter systems have been approved by various Israeli and U.S. security and military authorities. We have installed several hundred kilometers of these perimeter systems along Israel's borders to assist in preventing unauthorized entry and infiltration. Our taut wire perimeter systems are sold for approximately $50-$100 per meter.

        Vibration Detection Systems. We offer two types of vibration detection systems. While less sensitive than taut wire installations, the adaptability of these systems to a wide range of pre-existing barrier structures makes these products viable alternatives for cost-conscious customers. Our vibration detection devices are most effective when installed on common metal fabric perimeter systems, such as chain link or welded mesh. In our BARRICADE 500 system, pairs of electro-mechanical sensors are attached to fence panels three meters apart on any of several common types of fence structures. Once attached to the fence, each sensor detects vibrations in the underlying structures. The sensor system's built-in electro-mechanical filtering combines with system input from a weather sensor to minimize the rate of false alarms from wind, hail or other sources of nuisance vibrations.

        Intelli-FLEX and FPS microprocessor-based triboelectric and piezoelectric cable fence sensors are vibration sensitive transducers. Both systems detect any attempt to cut, climb or penetrate the fence and both have microphonic properties. The microphonic feature permits audio to be used for low-cost alarm assessment, providing users with an additional tool for determining the nature of an attempted intrusion. Our vibration detection systems are sold for between $11-$26 per meter.

        Field Disturbance Sensors. We offer two types of field disturbance sensors. The Intelli-Field volumetric electronic field disturbance sensor can be installed outdoors on perimeter systems, buildings or as free-standing units. The Perimitrax buried volumetric field disturbance sensor can be buried in most types of soil and paved areas and uses "leaky coax" technology to detect attempted perimeter penetrations. Both systems detect intrusions before the intruder touches the sensor. The Intelli-Field system costs approximately $75-$180 per meter and the Perimitrax system is sold for approximately $65-$100 per meter.

        Video Motion Detection System

        Our Video Motion Detection System, or DTS, utilizes advanced video image processing technology to detect, locate and track intruders automatically. The system, which was introduced in 1993, experiences fewer false alarms than most competing products because it is able to distinguish automatically between human and other forms of infiltration.

        DTS is a detection and tracking system that combines our image processing technology with input from ordinary video surveillance cameras to detect, locate and track intruders without continuous human monitoring. Our DTS image processing and graphics overlay cards and software, when installed in an IBM-compatible personal computer, enable that computer to process video signals, including signals from visible light, infrared and other camera types. Our image processing software incorporates a learning cycle that permits the system to analyze the protected area, including such variable features as changing weather and lighting conditions, to reduce false alarms. A DTS user can program all the parameters used to define an alarm condition, including, for example, intruder speed, object size, threat direction and distance traveled. The user can also designate specific areas within the camera's field of view to be protected. Each camera in a multiple camera system can be monitored using different parameters. Parameters can be switched manually, automatically or by external inputs, and the cameras can be assigned relative priorities for computer monitoring. These features enable the DTS to identify an intruder and then track the intruder in real-time on screen and emit an alarm without the need for continuous human monitoring. Since 1993, we have continued to improve our DTS system to make it more user-friendly and to meet other customer expectations.

        When a DTS detects an intruder, the control computer automatically generates an alarm and records the first visual frame of the alarm event on its hard disk. The system's video monitor will then display the intruder's track across the camera's field of view. The intruder's track can also be recorded on an optional computer-controlled videocassette recorder or DVR. Each DTS integrated circuit board can monitor up to four cameras, so that by using eight empty card slots, a single computer can be equipped to monitor up to thirty-two cameras. The DTS system is sold for approximately $10,000 for the first card and tracking graphics overlay card and $8,000 each for up to seven additional system cards. Elta Electronics Industries Ltd., a subsidiary of IAI, developed the DTS for us.

        The DreamBox

        The DreamBox is an embedded hardware and software product which integrates a number of CCTV related applications into one box. The system is designed to be economical, as well as compact to save space, by avoiding the use of a complicated cable installation and network protocols integration.

        DreamBox contains twelve different applications, including a digital video and audio recording, video and audio matrix switcher, outdoor and indoor VMD, SMS, and a transmission system.

        The DreamBox is sold at a substantially lower price than the cost of the other products applications if sold separately, a factor which positions DreamBox as the leading security solution for all strategic facilities. Its target markets include governmental, institutional and other sensitive facilities, such as airports, train stations, seaports, prisons, casinos and hospitals, all of which require the use of high quality CCTV applications.

        By developing this product, we enter a new area of activity. We refer to the DreamBox's target market as an `add-on' market for us, and believe that this product is substantially broadening our target markets. As an example, we enter the field of digital video recording, which is only one of the DreamBox's applications out of many.

        Security Management System

        MagNet, our security management system, integrates the management, control and display of various security systems into a single, real-time database. MagNet, which is based on computer communications and controlled by a unique server developed by us, converts real-time data received from field units, analyzes that data and transmits operational commands accordingly. It also generates alarms to indicate problems with any connected security system and provides explanations as to the causes of the alarms. MagNet displays video pictures of the alarm source, using an advanced video matrix with a user-friendly interface. The operational commands transmitted by MagNet are routed back to the field units or to operator workstations which then convert these commands to visual information and allow the system operator to respond and influence the system's operation.

        MagNet integrates various detection technologies, including infrared and microwave, and enables multiple operators to simultaneously control the system. It can serve and manage multiple security systems, sensors, detectors and controllers, and is unaffected by the distance between the various system components under its control. MagNet can integrate and control both outdoor security systems and indoor security systems, and its open architecture enables operation with systems manufactured by other manufacturers as well as those manufactured by us. Data can be entered into the MagNet system from anywhere in the world through the Internet, provided appropriate authorization exists. In addition, MagNet's TCP/IP protocol and Ethernet boards, using the Windows NT operating system, allow the system to use a wide range of communications media, such as telephone lines, fiber optics and wireless communication. MagNet operates with, and can provide solutions for, various types of security configurations, as well as adaptations for additional and new security systems. We continued to make major improvements to MagNet In 2003.

        Integrated Command and Control System

        Fortis, our fully Integrated Command and Control System, supports real-time decision making and wide-area command and control. Fortis reduces the period of time from intruder detection to intruder engagement, to a minimum. Fortis was developed to improve the response to real-time security events, by sharing video and geographical information between the control center and security personnel acting in the field.

        The system creates a unified and interactive intelligence picture - drawing data from all sensors, while displaying the movement of security personnel in the field and adding other relevant information, such as video from various sources, auxiliary services and weather conditions. This combined picture, which is continuously updated, is sent by the central command to all security personnel in the command chain, and serves as a unified basis for operational planning and allocation of tasks. Using advanced technology, Fortis provides the security officer with a graphical command tool, which updates the location details and video view of the alerting area, while simultaneously enabling a constant watch over security personnel movements, thus optimizing the operational response.

        Fortis's target markets include governmental, institutional and large sensitive facilities, such as borders, airports, hospitals, power plants and water sources, as well as large manufacturing facilities requiring real-time control and protection.

        Pipeline Security System

        PipeGuard, our pipeline security system, provides a solution for securing buried assets, gas and oil pipelines and infrastructure of buried communication lines such as fiber optic cables.

        PipeGuard utilizes an innovative and unique technology to guard buried pipelines, regardless of pipeline length, with the ability to detect potential attack and alert authorities before potential harm or damage occurs. Its target market includes oil and gas companies, owners and operators of pipelines or communication cables and governmental agencies dealing with security and environment.

        PipeGuard combines well proven sensors - geophones, with advanced edge of technology recognition algorithm capabilities based on the analysis of seismic signals, thus effectively filtering out false alarms. Using state of the art communications, only predefined signals are transmitted to the control station.

        PipeGuard is suitable for all pipes or cables, from existing and operational pipelines, to new pipelines under construction. The system can easily be integrated into a full turnkey security solution, including perimeter protection, ground or air patrol and others. By answering the challenge of securing pipelines, we offer a total security solution for the oil and gas industry - from the oil field to the refineries.

        Personal Emergency Location Systems

        Flash Personal Emergency Alarm Systems, or Flash, and Flare Personal Emergency Locating Systems, or Flare, use radio frequency technology to provide a one touch emergency system that is so small it can be worn on a belt. The systems, sold mainly to correctional facilities, consist of transmitters that send distress signals to receivers mounted throughout the building. Receivers relay the signal to a central location indicating someone requires assistance and their location in the building. The systems employ automated testing procedures that help to reduce maintenance costs. The hardware and software was developed and researched in the U.S. and competes against infrared and ultrasonic technologies.

        Our personal alarm system, or PAS, uses ultrasonic based emergency notification and communication system. The system, sold mainly to correctional facilities, allows individuals moving throughout a facility to quickly indicate their exact location in a crisis situation through a transmitter that is carried by them.

        Video Monitoring Services

        Smart provides remote video verification services and remote video surveillance services. Smart verification systems are activated by an event, such as an illegal entry or tampering with property. Within seconds of an event being triggered by an intrusion, Smart systems automatically store the video images which are then sent to a central control room. The use of audio response to an event allows the control room operator to effectively stop a developing incident by broadcasting a warning message directed at the intruder. In addition, the control room operator can replay video images captured before and after the event to verify a criminal intrusion. Smart operators are then able to respond to the intrusion quickly and effectively by summoning police assistance or an entity's appropriate internal security response team. Smart central monitoring station is able to provide instantaneous security responses across the U.S.

Marketing, Sales and Distribution

        We have marketed our products primarily to government agencies, government authorities and government-owned companies. However, the activities of certain of these government bodies, are increasingly being privatized in jurisdictions throughout the world. We believe that our reputation as a vendor of high-security products in one of the world's most security-conscious countries often provides us and our sales representatives with direct access to senior government and corporate officials in charge of security matters elsewhere. In recent years, we began investing resources in the distribution of perimeter intrusion detection systems to private corporations. We attempt to initiate contact with potential customers at trade shows, where we demonstrate our products and distribute promotional materials. After initial discussions, we generally seek to provide potential customers with products on a trial basis or in a small-scale installation. We believe that this affords prospective purchasers an opportunity to assess our products over a sustained period of time under realistic conditions. We have sales offices located in the United Kingdom, Germany, Mexico, the U.S. and China.

        Perimeter Intrusion Detection Systems. We generally sell our perimeter intrusion detection systems to exclusive distributors for various geographic territories or for specific projects. These exclusive distributors then resell these products at prices negotiated with their respective customers. In some cases, however, we pay commissions on these third-party sales either to the distributor or to the sales representatives responsible for facilitating the transaction. In addition to marketing activities, some of our distributors also provide installation and maintenance services for our products. We currently have over 50 distributors who resell these systems. We occasionally use agents to find suitable distributors and pay finders' fees to these agents for their services.

        Since 1988 until March 31, 2004, an unaffiliated third party held the exclusive right to distribute our taut wire detection systems in the U.S. and Canada. Since March 31, 2004 we distribute our taut wire detection systems in the U.S. through our subsidiary Perimeter Products Inc., or PPI, and an unaffiliated third party who was granted a non-exclusive right to distribute our taut wire detection systems in the U.S., and in Canada through our subsidiary Senstar.

        DTS. Since 1993, we have continued to improve our DTS system to make it more user-friendly and to meet other customer expectations. Our marketing efforts for our DTS system includes participation in exhibitions in Europe, South America and the Far East. In the U.S., we distributed the DTS system through an unaffiliated exclusive distributor who was subject to minimum purchase requirements. This distribution agreement was terminated on March 31, 2004. Since March 31, 2004 we distribute our DTS systems in the U.S. and Canada through our subsidiaries PPI and Senstar, respectively.

        Security Management and Control Systems DreamBox and Turnkey Projects. Our marketing efforts for our Security Management and Control Systems, DreamBox and turnkey projects consists of direct contact with potential customers. We offer the MagNet, the Fortis and the DreamBox primarily as part of comprehensive turnkey project solutions or, at the customer's preference, as stand-alone products.

        Pipeline Security System. The target market for the pipeline security system includes oil and gas companies, owners and operators of pipelines or communication cables and governmental agencies engaged with security and environment issues.

        Personal Emergency Location Systems. Our marketing efforts for the personal emergency location systems consist of direct contact with potential customers, mainly to correctional facilities in North America.

        Video Monitoring Services. Smart offers its services mainly to industrial sites, commercial businesses, educational facilities and VIP residences. Smart sells its services through its direct sales force.

        The following table shows the breakdown of our consolidated revenues for the calendar years 2001, 2002 and 2003 by operating segment:

                                           Year Ended December 31,
                                           -----------------------
                                       2001         2002         2003
                                       ----         ----         ----
                                               (In thousands)
        Perimeter..................   $ 34,893    $ 36,435     $51,077
        Projects...................      5,004       5,340       6,720
        Video monitoring...........        142         238         403
        Other......................        981         953       1,161
                                      --------    --------     -------
                                      $ 41,020    $ 42,966     $59,361
                                      ========    ========     =======

Seasonality

        Our operating results are characterized by a seasonal pattern, with a higher volume of revenues towards the end of the year. This pattern, which is expected to continue, is mainly due to two factors:

     o our customers are mainly budget-oriented organizations with lengthy decision processes which tend to mature late in the year; and

     o due to weather and other conditions, revenues are often postponed from the first quarter to subsequent quarters.

        See also Item 3.D. "Key Information-Risk Factors." Our revenues are dependent on government procurement procedures and practices, and because we receive large product orders from a relatively small number of customers, our revenues and operating results are subject to substantial periodic variations.

Customers

        The following table shows the geographical breakdown of our consolidated revenues for the calendar years 2001, 2002 and 2003:

                                             Year Ended December 31,
                                             -----------------------
                                         2001         2002         2003
                                         ----         ----         ----
                                              (In thousands)
                U.S..................   $11,358     $12,641     $ 13,292
                Europe...............     5,420       6,399       10,616
                Israel...............    13,135      11,350       20,503
                Azerbaijan...........     4,577         756          106
                Canada...............     2,035       4,324        6,338
                Others...............     4,495       7,496        8,506
                                          -----       -----        -----
                                        $41,020     $42,966      $59,361
                                        =======     =======      =======

        For the years ended December 31, 2001, 2002 and 2003, revenues generated from sales to the MOD and the IDF accounted for 22.5%, 15.9% and 27.2%, respectively, of our revenues. For the years ended December 31, 2001, 2002 and 2003 revenues generated from sales to Azal accounted for 10.5%, 1.8% and 0.2%, respectively, of our revenues. We cannot assure you that the MOD, IDF, Azal or any of our other major customers will maintain their volume of business with us or that, if such volume is reduced, other customers generate similar revenues will replace the lost business. The loss of one or more of these existing customers without replacement by a customer or customers of similar volume would have a material adverse effect on our financial results.

        Perimeter Security Systems. We have installed high-security taut wire electronic perimeter systems over several hundred kilometers of Israel's borders and have sold a number of our high-security perimeter systems to protect other locations in Israel, including Ben-Gurion International Airport, facilities of IAI and the Israel Electric Company, the Knesset, industrial plants, prisons and military bases. Outside Israel, our high-security perimeter systems have been purchased to protect various sites, including military installations, refineries, conventional and nuclear power stations, oil tank farms, industrial facilities, storage areas and warehouses, royal palaces and presidential residences in various European countries, North America, and in South America and the Far East.

        Currently, airport security activities concentrate almost exclusively on screening passengers and luggage within the airport terminal in connection with passenger check-in. We are aware of only a few airports in the world which currently have high-security perimeter protection systems to prevent infiltrators from reaching the airport's tarmac from outside. Most of these airports utilize a system manufactured by us. In marketing our high-security perimeter systems, we target authorities responsible for airport security. To date, we have sold and installed a limited amount of perimeter systems at certain airports in Israel, Europe, the U.S. and the Far East. We are continuing to negotiate with authorities in several other countries to install our perimeter systems around airports. However, we cannot assure you that any revenues will result from these negotiations.

        Our high-security perimeter systems offer prison authorities the opportunity to address an escape attempt in real-time, rather than at the next roll-call, which may be several hours after the escape. Our high-security perimeter systems have already been installed in prisons in Australia, Europe, Israel, North America and the Far East.

        Ten of our perimeter intrusion detection systems have been approved by the U.S. Department of the Air Force, as part of the $498 million Force Protection Integrated Base Defense Security System (IBDSS) program. The IBDSS program includes intrusion detection systems designed to prevent unauthorized entry or access to large, medium and small military facilities. The IBDSS program to protect classified facilities was initiated in October 2003 and is scheduled for completion in September 2008. Our products have been approved by the U.S. Department of the Air Force for use in the various tested applications and configurations, and they will be supplied to the U.S. Department of the Air Force through the major U.S. integrators.

        The IDF has tested our perimeter security products along with those of several of our competitors and our system and two competitor's systems were the only systems to be approved for participation in the MOD's bid for perimeter security systems. In April and May 2000, the MOD ordered approximately $9 million of new perimeter security systems from us. We delivered most of these orders during 2000. In March 2001, we won a $2 million MOD bid to install a new perimeter security system along Israel's borders. In September 2001, we won a $1.4 million MOD bid to perform restoration work along the Gaza Strip border and a $500,000 MOD bid to protect the MOD's headquarters. In July 2002, we received a $1.5 million order from the MOD to install additional perimeter intrusion detection systems along the Gaza Strip border.

        In September 2002, we won 80% of the MOD bids for the installation of intrusion detection systems along the seam line between Israel and the West Bank. The MOD bids were for approximately 125 kilometers, or only one third of the total project. We have won bids having a value of approximately $15 million to install intrusion detection systems along approximately 100 kilometers. In January 2004, we received follow on orders of approximately $4 million. As of December 31, 2003, approximately 85% of this project was completed and the remainder will be completed in 2004.

        In January 2002, Senstar received a $1 million contract from Public Works and Government Services Canada on behalf of Correctional Service Canada to supply and install over 700 security cameras and video surveillance equipment to 27 correctional facilities across Canada. In April 2002, Senstar signed a second contract worth approximately $2.2 million to supply and install Senstar's Perimitrax sensor as part of Correctional Service Canada's overall perimeter detection security system at nine of its facilities. Senstar will also provide operational and maintenance training, as well as a quantity of spare parts and test equipment and integration into the existing perimeter intrusion detection system integration units. Installations at six sites, valued at approximately $1.6 million, were completed during 2002 and the balance of the contract ($600,000) was completed during 2003 . Since April 2002 approximately $500,000 was added to the value of the original contract for additional work with $300,000 completed in 2003 and the balance of $200,000 to be completed in 2004.

        In April 2002, we received orders of approximately $750,000 to protect major sensitive installations in Israel. Revenues from the majority of these orders was reflected in our 2002 financial results, with the reminder reflected on our 2003 financials. The orders were for a number of our security systems, including our vibration intrusion detection system, video motion detection system, CCTV cameras and other security systems, all controlled by our MagNet security management system.
        In July 2002, we received a $850,000 order to protect a major correctional facility in Southeast Asia. We are acting as a sub-contractor for Megason Electronics and Tyco, who won the tender for the total protection of this facility. Our part in this project includes providing the perimeter security system, which includes taut wire intrusion detection systems, CCTV cameras and video motion detection systems. This order was completed by the end of the first quarter of 2004.

        In December 2002, Senstar- Stellar Inc., or SSI, and Senstar signed contracts to supply perimeter intrusion detection systems to correctional facilities in Canada and to a prison in the state of Pennsylvania. The total amount of both contracts is approximately $2.3 million, of which orders for $500,000 were executed in 2002. Senstar will design, supply, install and test its Intelli-Flex fence disturbance systems at twelve Correctional Service Canada institutions located across Canada and will also provide operational and technical training. The Intelli-FLEX sensors will be integrated into the existing perimeter intrusion detection system (PIDS) integration unit. As of December 31, 2003, 90% of this project has been completed and the balance was completed by March 31, 2004.

        In August 2003, Senstar Stellar Latin America, our fully owned Mexican subsidiary, received an order of approximately $1.5 million to install a perimeter security system at sensitive installations in Mexico. As of December 31, 2003, 95% of this project had been completed and the balance was completed by March 31, 2004.

        In January 2004, we received a $700,000 order from the Israeli Prisons Authority, to install a perimeter intrusion detection system around one of the largest prisons in Israel. The order is expected to be completed by the end of the third quarter of 2004. The order includes installation of our perimeter intrusion detection systems, as well as cameras, digital video recording and other security systems, all controlled by our MagNet security management system.

        Our fully owned U.S. based subsidiaries, PPI, and SSI, supplied $4.2 million of products to Homeland Security contractors in 2003 for the protection of various governmental and military sites throughout the United States.

        DTS. We are currently focusing our efforts on attracting customers through upgrading outdoor systems that are currently installed at prisons, factories, government buildings and other security-conscious installations. In addition to our traditional customers, customers of this product include private companies and utilities companies such as refineries and electric power stations.

        Security Management and Control Systems and Turnkey Projects. Since its introduction, we have sold our security management system and provided turnkey projects to several customers, including large international companies.

        In December 1999, we signed an approximately $5.7 million agreement (including interest) with Azal to protect its international airport in Azerbaijan. We have received $4.2 million in installment payments under this agreement and will receive the remaining installments according to a predetermined schedule. According to this agreement we are scheduled to receive payments of approximately $1.3 million in 2004 and $0.2 million in 2005.

        In March 2000, we received a $2.7 million order to protect a large industrial facility in India. This order constituted the first stage of a comprehensive security installation for this facility and included a variety of our security systems, all controlled by MagNet. During 2000 and 2001, we received an aggregate of approximately $800,000 in additional orders.

        Since May 2002 we have received orders to protect communication facilities in India totaling $6 million. We completed 95% of the orders by the end of 2003 and the balance will be completed in

2004. These orders constitute part of a comprehensive security installation program and follows $3.5 million in orders executed for a sister company of the same Indian concern.

        At the end of 2002 we won a bid to protect the Otopeni International Airport in Bucharest, Romania. The contract totals approximately $16 million. This turnkey project includes different types of security systems as well as video and data communication systems that will be integrated by MagNet. In March 2004, we signed an extension of the contract for $3.8 million. This contract, including the extension, is expected to be completed by the end of 2005.

        Video Monitoring Services. We have sold our video monitoring services to banks and various retail operations.

        Personal Emergency Location Systems. In 2003, a contract from the State of Michigan, for eight correctional facilities, valued at approximately $0.6 million was assigned to PPI through our purchase of the business activity of Dominion Wireless Inc. At the end of 2003, 23% of the project was completed. We expect the remainder to be completed by December 2004.

Recent Developments

        In July 2003, PPI acquired the business activity of Dominion Wireless, Inc. for approximately $902,000. Dominion Wireless develops, produces and manufactures a product that delivers high reliability personal portable duress alarm systems to protect personal in correctional facilities. As of December 31, 2003, the total purchase price was fully paid in cash. Dominion Wireless, Inc. will be entitled over the next two and a half years to an "earn out" of 50% of the operating income related to the acquired activity. When the contingency is resolved and additional consideration, if any, is distributable, we will record the amounts as additional consideration for the acquisition.

        During 2002 and 2003, we developed the Fortis command and control system, a fully integrated system that supports decision making and wide-area command and control in real time. The system creates a unified and interactive intelligence picture by drawing data from all sensors showing the displacement of ground forces and adding other relevant information such as video from different sources, auxiliary services an weather conditions. This combined picture, constantly updated, is sent by central command to all forces in the command chain and serves as a uniform basis for operational planning and allocation of tasks. The beta site has been operating successfully since March 2003.

        In 2003, we developed the PipeGuard pipeline security system, which provides a solution for securing buried assets and infrastructure, including oil and gas pipelines and buried communication lines such as fiber optic cables. PipeGuard utilizes an innovative new technology to guard buried pipelines, regardless of pipeline length, with the ability to detect potential attack and alert authorities before potential harm or damage occurs. Target markets include oil and gas companies, owners and operators of pipelines or communication cables and governmental agencies dealing with security and environment.

        During 2002 and 2003, we developed DreamBox, a state-of-the-art embedded hardware and software product which integrates a number of CCTV related applications into one box. The system is designed to be economical, as well as compact to save space, by avoiding the use of a complicated cable installation and network protocols integration.

        DreamBox contains twelve different applications, including a digital video and audio recording, video and audio matrix switcher, outdoor and indoor VMD, SMS, and a transmission system.

        The DreamBox is sold for a substantially lower price than the cost of the other products applications if sold separately, a factor which positions DreamBox as the leading security solution for all strategic facilities. Its target markets include governmental, institutional and other sensitive facilities, such as airports, train stations, seaports, prisons, casinos and hospitals, all of which require the use of high quality CCTV applications.

        By developing this product, we enter a new area of activity. We refer to the DreamBox's target market as an `add-on' market for us and believe that this product is substantially broadening our target markets. As an example, we enter the field of digital video recording, which is only one of the DreamBox's applications out of many.

Support and Maintenance

        Our systems are installed by us or by the customer after appropriate training, depending on the size of the specific project and the location of the customer's facilities, as well as on the customer's prior experience with our systems. We generally provide our customers with training on the use and maintenance of our systems. This training is conducted either on-site or at our facilities. In addition, some of our local perimeter security systems customers have signed maintenance contracts with us. For systems installed outside of Israel, maintenance is provided by an independent third party, by distributors or by the end user. We also provide services, maintenance and support on an "as needed" basis.

        We require distributors of our high-security perimeter systems to purchase a demonstration kit that includes full-scale models of our perimeter products, and to send technical personnel to Israel to participate in courses given by us that focus on the marketing, installation and servicing of our products.

        Similarly, with regard to our subsidiaries' products, customer personnel are trained in product installation and maintenance either at the subsidiaries' facilities or at the customer's facility. Installation supervision and assistance are sometimes purchased along with the equipment. The life expectancy of a high-security perimeter system is approximately ten years. Consequently, many miles of perimeter systems need to be replaced each year.

        During 2003, we derived less than 5% of our total revenues from maintenance and services. We generally provide a warranty on most of our products for defects for which we receive notice within 12 months of the delivery date of the product.

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

        Our research and development expenses during 2001, 2002 and 2003 were approximately $3,331,000, $3,750,000 and $5,128,000, respectively, of which royalty bearing grants from the Office of the Chief Scientist of the Israel Ministry of Industry, Trade and Labor, or the OCS, and investment tax credits, constituted approximately 8.3%,16.6% and 6.9%. In addition to our own research and development activities, we also acquire know-how from external sources. We cannot assure you that any of our research and development projects will yield profitable results.

        We have the following three development centers, each of which develops various products and technologies based on its area of expertise:

     o in Israel, we develop a wide range of products including our taut wire, mechanical vibration, video and high-end SMS systems and PipeGuard;

     o in California, PPI develops our microphonic fence sensors as well as our microwave detection, personal alarm and small/medium end control systems; and

     o in Canada, Senstar develops our leaky coax radar, triboelectric and fiber-optic fence sensors, electrostatic volumetric detection and medium to high-end control systems and personal emergency location systems.

        We seek co-financing of our development projects from the OCS. Through 2003, we had obtained grants from the OCS of $128,000 for certain of our research and development projects. We are obligated to pay royalties to the OCS, amounting to 3%-5% of revenues derived from sales of the products funded with these grants, 100% - 150% of the grants received, linked to the U.S. dollar and grants received after January 1, 1999 will also bear interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales no payment is required. We paid royalties amounting to $0, $131,000 and $80,000 in the years ended December 31, 2001, 2002 and 2003, respectively.

        The terms of these grants require that the manufacture of products developed with these grants be performed in Israel and prohibit transferring technology developed with grants without the prior consent of the Research Committee of the OCS. We cannot assure you that, if requested, the OCS will grant such consent. Each application to the OCS is reviewed separately, so we cannot assure you that the Israeli Government will continue to support our research and development.

The Fund for the Encouragement of Marketing Activities

        The Israeli Government, through the Fund for the Encouragement of Marketing Activities, awarded us grants for overseas marketing expenses. We are obligated to pay royalties to this fund at the rate of 3% of the increase in export sales, up to the amount of the grants we received. Grants received for the years up to and including 2003 amounted to $253,000 and royalties paid during 2001, 2002 and 2003 amounted to $104,000 $53,000 and $0, respectively. As of December 31, 2003, the aggregate contingent obligation amounted to $96,000.

Backlog

        As of May 31, 2004, our backlog amounted to approximately $30 million of which approximately $16 million is expected to be delivered by the end of 2004 and $8 million is expected to be delivered by the end of 2005 and $6 million is expected to be delivered thereafter.

Manufacturing and Supply

        Our manufacturing operations consist of designing and developing our products, fabricating and assembling components and finished products, quality control and final testing. Substantially all of our manufacturing operations are currently performed at our plant in Yahud, Israel. See "Property, Plants and Equipment" below.

        We acquire most of the components utilized in our products, including, but not limited to, our turnkey products and certain services from a limited number of suppliers and subcontractors. We cannot assure you that we will continue to be able to obtain such items from these suppliers on satisfactory terms. Alternative sources of supply are available, and therefore, we are not dependent upon these suppliers and subcontractors. We also maintain an inventory of systems and spare parts in order to enable us to overcome potential temporary supply shortages until an alternate source of supply is available. Nevertheless, temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results.

        Senstar's manufacturing operations are located at its facility in Carp, Ontario, Canada and consist of design and development, assembly, final testing and quality control. Senstar uses local subcontractors for making and mounting its printed circuit board assemblies. The triboelectric sensor cable for Senstar's Intelli-FLEX product is obtained from a sole supplier. If this sole supplier were to discontinue production of the triboelectric sensor cable, it would adversely affect Senstar's revenues of its Intelli-FLEX product.

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

        There are a number of companies that have developed video motion detection systems, including Geutebruck GmbH, Adpro and Siemens AG and Bosch.

        We believe that our principal competitors for Dreambox systems are Nice Systems Ltd., Verint Systems Inc. and DVTel Inc.

        We believe that our principal competitors for security management and control systems and turnkey project offerings include, among others, Honeywell Inc., Lockheed Martin Corporation, Raytheon Company, Siemens AG, Dornier, Elbit Systems Ltd., and Rafael.

        We believe that our principal competitor for the Pipeguard system is an Australian company, Future Fibre Technologies Pty. Ltd.

        We believe that our principal competitors for personal emergency location systems are Actall Corp. and Visonic Networks.

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

Intellectual Property Rights

        We have 45 patents issued and patent applications pending in the U.S. and in several other countries and have obtained licenses to use proprietary technologies developed by third parties. We cannot assure you:

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

        We have trademark rights associated with our use of Flash and Intelli-FLEX, and rights obtained by trademark registration for Flare, Perimitrax, Panther, Intelli-FIELD, Senstar, Senstar-Stellar and the Senstar-Stellar logo.

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

D.   Property, Plants and Equipment

        Our two-story 2,533 square meter plant is located on a 4,352 square meter parcel in the Yahud Industrial Zone. We purchased the rights to the land in August 1988 from a third party, which had purchased them primarily from the Israel Land Authority. In accordance with Israeli law, this parcel of land is still registered in the name of the Israel Land Authority. We will be entitled to have title to the property recorded in our name when Israeli authorities subdivide the property into parcels. This procedure is a statutory requirement for transferring land ownership in Israel. The products that we manufacture at this facility include our taut-wire intrusion detection systems, our vibration detection systems, our video-motion detection systems, MagNet, Fortis, DreamBox, PipeGuard, and other perimeter systems.

        Senstar owns a 33,000 square foot facility in Carp, Ontario, Canada. Approximately 7,000 square feet are devoted to administrative, marketing and management functions and approximately 8,000 square feet are used for engineering, system integration and customer service. Senstar uses the remaining 18,000 square feet for production operations, including cable manufacturing, assembly, testing, warehousing, shipping and receiving. Senstar also leases ten acres of land near this facility that is used as an outdoor sensor test and demonstration sites for its products. The products that Senstar manufactures at this facility include the Perimitrax/Panther 2000 buried cable intrusion detection systems, the Intelli-Field electro static detection system, the Intelli-FLEX microphonic fence detection system, Flair and Flash, and various perimeter monitoring and control systems.

        PPI owns a 20,000 square foot facility in Fremont, California. The products that PPI manufactures at this facility include Intelli-Wave, various sensors, the PAS personal alarm system and the MX control and monitoring center.

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

A.   Operating Results

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

        General

        We are engaged in the development, manufacture and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. We also supply video monitoring services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. Our products are currently used in more than 75 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Our Israeli-based company has subsidiaries in the U.S., Canada, United Kingdom, Germany, Mexico, Romania and an office in China.

        Economic and Other Factors

        Following the terrorist attacks of September 11, 2001, heightened global security concerns have increased the demand for products such as ours, which protect aircraft, national borders and sensitive facilities from terrorism, and we have experienced an increase in inquiries from prospective customers regarding our products. Although we expect demand for our products to increase, because our products are primarily sold to government agencies, government authorities and government-owned companies, many of which have complex and time-consuming procurement procedures, we may not make major sales of our products and may not experience a significant increase in our revenues until, at the earliest, the end of 2004.

        In addition, the continued state of hostility between the State of Israel and the Palestinian Authority has caused the State of Israel to increase its efforts to protect its facilities and installations from unauthorized intrusions. In 2002, the Israeli Government announced the construction of a perimeter system to seal off parts of the West Bank to prevent Palestinian terrorists from entering Israel. In September 2002, we won 80% of the bids published by the MOD for the installation of intrusion detection systems along the seam line between Israel and the West Bank. To date, we have won bids having a value of approximately $19 million to install intrusion detection systems along approximately 150 kilometers. As of December 31, 2003, approximately 85% of this project was completed and the remainder will be completed in 2004. In 2003, the Israeli Government resolved to extend the perimeter system and to build it along the seam-line. However, following the UN resolution to refer the question of the legality of the seam-line perimeter systems to the International Court of Justice in the Hague, an international opposition to the route selected by the Israeli government arose, causing the Israeli Government to change and shorten the route of the seam-line perimeter system. We cannot assure you that Israel will follow through with its decision to build the perimeter system along the seam-line, or if such perimeter system is constructed or rebuilt, that our products will be utilized in its construction.

        During 2003, we incurred losses relating to the start-up of the operations of Smart.

        Business Challenges/Areas of Focus

        Our primary business challenges and areas of focus include:

     o continuing the growth of revenues and profitability of our perimeter security system line of products;

     o enhancing the introduction and recognition of our new products into the markets;

     o penetrating into new markets and strengthen presence in existing markets; and

     o    offering our comprehensive turnkey solutions.

Discussion of Critical Accounting Policies

        The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the use of different assumptions would likely result in materially different results of operations.

        Critical accounting policies are those that are both most important to the portrayal of our financial position and results of operations, and require management's most difficult, subjective or complex judgments. Although not all of our significant accounting policies require management to make difficult, subjective or complex judgments or estimates, the following policies and estimates are those that we deem most critical:

        Revenue Recognition

        We generate revenues mainly from long-term projects and also from sales of products and rendering maintenance services. Revenues from long-term projects are recognized in accordance with Statement of Position 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts ("SOP 81-1"), using contract accounting on a percentage of completion method, based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract and in accordance with the "Input Method." Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2003, no such estimated losses were identified.

        We apply contract accounting for the following reasons:

     o projects for construction of perimeter systems require planning, development, manufacture and installation of the perimeter system, in accordance with the customer's security requirements; and

     o the project includes various components, e.g. planning of the perimeter system in accordance with technical specifications, manufacture of the perimeter system, installation of the perimeter system on-site and installation of electronic parts on-site.

        According to ("SOP 81-1"), costs that are incurred for a specific anticipated contract are being deferred, subject to evaluation of their probable recoverability, and only if the costs can be directly associated with a specific anticipated contract.

        Revenues from products are recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition," ("SAB No. 104"), when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable and collection is probable.

        Deferred revenues include unearned amounts received under maintenance contracts but not yet recognized as revenues.

        In November 2002, Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 are applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Additionally, companies will be permitted to apply the consensus guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes." The adoption of EITF Issue No. 00-21 did not have a material impact upon our financial position, cash flows or results of operations.

        Management's judgment is required to determine the percentage of completion based on the output measure of the portion of work performed, to match expenses to revenues and to estimate future expenses in order to estimate the provisions for estimated losses on uncompleted contracts.

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

        During 2001, 2002 and 2003, we recorded inventories write-offs in a total amounts of $808,000 $244,000 and $601,000, respectively.

        Inventory cost is determined as follows:

     o raw materials, parts and supplies - using the "first in, first out" method;

     o    work-in-progress - represents the cost of development in progress; and

     o finished products - on the basis of direct manufacturing cost with the addition of allocable indirect manufacturing costs.

        Income taxes

        We account for income taxes in accordance with Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes," or SFAS No. 109. This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

        As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and we must establish a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. Increases in the valuation allowance result in additional expense to be reflected within the tax provision in the consolidated statement of income. At December 31, 2003, our deferred tax asset was $1.3 million. Our subsidiaries in the U.S., United Kingdom and Mexico have estimated total available carryforward tax losses of $4,002,000, $582,000 and $77,000 respectively, to be offset against future taxable profit for 20 years, an indefinite period and 10 years, respectively. As of December 31, 2003, we recorded a deferred tax asset of approximately $1.8 million, relating to the available net carryforward tax losses. A valuation allowance of $1.7 million was recorded due to the uncertainty of the tax assets' future realization.

        Goodwill

        Goodwill represents excess of the costs over the net fair value of the assets of the businesses acquired. Goodwill that arose from acquisitions prior to July 1, 2001 was amortized until December 31, 2001 on a straight-line basis over a period of 15 years. Under SFAS No, 142, goodwill acquired in a business combination on or after July 1, 2001 will not be amortized.

        SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows and market capitalization.

         Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reportable units.

        SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures the impairment. We completed our first phase impairment analysis related to the adoption of SFAS 142 and found no instances of impairment of our recorded goodwill.

        As of December 31, 2003 the goodwill amounted to $4,145,000.

        Impairment of long lived assets:

        Our long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long- Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2001, 2002 and 2003, no impairment losses were recognized.

        Financial statements in U.S. dollars

         The majority of our revenues are generated in U.S. dollars. We believe that the U.S dollar is the primary currency of the economic environment in which we operate. Accordingly, we and certain of our subsidiaries use the U.S. dollar as our functional and reporting currency. Therefore, monetary accounts maintained in currencies other than the U.S dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standards Board ("FASB") No. 52 "Foreign Currency Translation." All transaction gains and losses from the remeasured monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

        The financial statements of certain foreign subsidiaries whose functional currency is not the dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of income amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

        Accordingly, we had accumulated foreign currency translation income
(loss) of approximately ($1) million and $1.3 million that were included as part of "accumulated other comprehensive income (loss)" within our balance sheet at December 31, 2002 and 2003, respectively. During 2001, 2002 and 2003, foreign currency translation income (loss) of ($579,000), $288,000 and $2,292,000, respectively, were included under "accumulated other comprehensive income
(loss)." Had we determined that the functional currency of our subsidiaries was the dollar, these gains (loss) would have increased (decreased) our income for each of the years presented.

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

        The trade receivables of our company and our subsidiaries are derived from sales to large and solid organizations located mainly in Israel, the United States, Canada and Europe. We perform ongoing credit evaluations of our customers and to date have not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that we have determined to be doubtful of collection and by a general reserve. In certain circumstances, we may require letters of credit, other collateral or additional guarantees.

        Derivative instruments

        Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

        For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings.

        To protect against changes in the value of forecasted foreign currency translations and balances, we have instituted a foreign currency hedging program. We hedges portions of our forecasted cash flows and balances denominated in foreign currencies with forward contracts.

        During 2003, we entered into forward contracts to hedge a portion of our Euro revenues. These forward contracts are designated as cash flows hedges, as defined by SFAS No. 133, as amended, and we believe are effective as a hedge for these revenues. The effective portion of the gain or loss on derivative instruments that hedge future revenues is included in revenues and in financial expenses in our statement of income.

        As of the year ended December 31, 2003, the total losses on derivative instruments were $278,000, of which $178,000 was recorded in revenues, and $100,000 was recorded in financial expenses. As of December 31, 2003, the unrealized losses on forward contracts amounted to $950,000.

        Fair value of financial instruments:

        The following methods and assumptions were used by us and our subsidiaries in estimating their fair value disclosures for financial instruments:

     o The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and other accounts receivable, short-term bank credit, trade payables and other payables approximate their fair value due to the short-term maturity of such instruments.

     o The carrying amount of our long-term trade receivables and long-term deposits approximate their fair value. The fair value was estimated using discounted cash flow analyses, based on our investment rates for similar type of investment arrangements.

     o Long-term loans are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. As of December 31, 2002 the carrying amount of the our long-term borrowing approximate its fair value. As of December 31, 2003 the fair value of the our long-term borrowing was $5.6 million, compared to the carrying amount of $5.7 million.

          Results of Operations

        Due to the nature of our customers and products, our revenues are often made pursuant to a relatively small number of large orders. Consequently, individual orders from individual customers can represent a substantial portion of our revenues in any one period and significant orders by any customer during one period may not be followed by further orders from the same customer in subsequent periods. Our revenues and operating results may, therefore, vary substantially from period to period. Consequently, we do not believe that our revenues and operating results should necessarily be judged on a quarter-to-quarter comparative basis.

        The following table presents, for the periods indicated, certain financial data expressed as a percentage of revenues:

                                                    Year Ended December 31,
                                           -----------------------------------------
                                             1999    2000     2001     2002     2003
                                             ----    ----     ----     ----     ----
Revenues.................................    100%    100%     100%     100%     100%
Cost of revenues.........................     53      53       52       56       56
                                           -----   -----    -----    -----       --
Gross profit.............................     47      47       48       44       44
                                           -----   -----    -----    -----       --
Operating expenses:
Research and development expenses, net...      8       8        8        7        8
Sales and marketing, net.................     18      18       19       20       20
General and administrative...............     13      12       12       11        9
                                          ------  ------   ------   ------      ---
Operating income ........................      8       9        9        6        7
Financial income (expenses), net.........      -      (1)       -        -       (2)
                                           -----   ------   -----    -----      ---
Income before taxes on income and
write-off of investment in affiliate,
net of taxes...........................        8       8        9        6        5
Taxes on income..........................      1       1        1        2        1
                                           -----   -----    -----    -----        -
Income before write-off of investment
in affiliate...........................        7       7        8        4        4
 Write-off of investment in affiliate,
net of taxes...........................       (1)      -        -        -        -
                                           -----   -----    -----    -----      ---
Net income...............................      6%      7%       8%       4%       4%
                                           =====   =====    =====    =====      ===

Years ended December 31, 2003 and 2002

        Revenues. Revenues increased by 38% to $59.4 million in the year ended December 31, 2003, compared with $43 million in the year ended December 31, 2002. Revenues from sales of perimeter systems in 2003 were $51.1 million compared to $36.4 million in 2002, an increase of 40%. Revenues from security turnkey projects increased by 26% to $6.7 million in 2003, compared with $5.3 million in 2002. Our main projects in 2003 included the installation of intrusion detection systems along the seam line between Israel and the West Bank and the protection of the Otopeni International Airport in Romania. The devaluation of the U.S. dollar against the Canadian dollar and the NIS increased the revenues that are linked to those currencies in terms of U.S. dollars. Based on our backlog and estimations, we anticipate that our revenues will increase in 2004.

         Cost of revenues. Cost of revenues reached $33.4 million in the year ended December 31, 2003, compared with $23.9 million in the year ended December 31, 2002. Cost of revenues as a percentage of revenues was 56% in 2003, remained at the same level as in 2002. We anticipate that our cost of revenues as a percentage of revenues will remain at the same level in 2004.

        Gross profit. Gross profit for the year ended December 31, 2003 increased to $26.0 million, compared to $19.0 million for the year ended December 31, 2002, primarily as a result of our increased revenues.

        Research and development expenses, net. Research and development expenses, net for the year ended December 31, 2003 were $4.8 million, compared to $3.1 million for the year ended December 31, 2002, an increase of 53%. Research and development expenses, net amounted to 8% of revenues in 2003, compared to 7% in 2002. Royalty bearing grants and investment tax credits decreased to $355,000 in 2003 compared to $622,000 in 2002 due to the decrease of royalty bearing grants received from OCS. The increase in our research and development expenses was attributed to our development of three new products that we launched in the beginning of 2004. We expect that our net research and development expenses will increase in 2004 in connection with the continuation of the development of our products.

        Sales and marketing expenses, net. Sales and marketing expenses, net were $11.6 million for the year ended December 31, 2003 compared to $8.6 million for the year ended December 31, 2002, an increase of 34%. The increase in sales and marketing expenses in 2003 was primarily due to the increase in our revenues. Sales and marketing expenses amounted to 20% of revenues in both 2003 and 2002. To the extent our revenues will increase in 2004, we expect that our sales and marketing expenses will continue to increase in 2004.

        General and administrative expenses. General and administrative expenses were $5.3 million for the year ended December 31, 2003 compared to $4.9 million for the year ended December 31, 2002. General and administrative expenses amounted to 9% of revenues in 2003, compared to 11% in 2002. We expect that our general and administrative expenses will remain at the same level in 2004.

        Financial income (expenses), net. Financial expenses, net for the year ended December 31, 2003 were $1.0 million compared to income of $199,000 for the year ended December 31, 2002. This increase in financial expenses was due to the devaluation of the U.S. dollar against the Canadian Dollar and the NIS, since our major operations are located in Canada and Israel.

Years ended December 31, 2002 and 2001

        Revenues. Revenues increased by 5% to $43 million in the year ended December 31, 2002 compared with $41 million in the year ended December 31, 2001. Revenues from sales of perimeter systems in 2002 were $36.4 million compared to $34.9 million in 2001, an increase of 4%. Revenues from security turnkey projects increased by 7% to $5.3 million in 2002 compared with $5.0 million in 2001.

        Cost of revenues. Cost of revenues reached $23.9 million in the year ended December 31, 2002 compared with $21.5 million in the year ended December 31, 2001. Cost of revenues as a percentage of revenues was 56% in 2002, as compared to 52% in 2001, due to a different mix of revenues in each year.

        Gross profit. Gross profit for the year ended December 31, 2002 was $19.0 million compared to $19.5 million for the year ended December 31, 2001. Gross profit as a percentage of revenues decreased to 44% in 2002 compared with 48% in 2001, due to a different mix of revenues in each year.

        Research and development expenses, net. Research and development expenses, net for the year ended December 31, 2002 were $3.1 million for the two years ended December 31 2001 and 2002.

Research and development expenses, net amounted to 7% of revenues in 2002 compared to 8% in 2001. Royalty bearing grants and investment tax credits increased to $622,000 in 2002 compared to $277,000 in 2001, due to an increase in grants received from the OCS.

        Sales and marketing expenses, net. Sales and marketing expenses, net were $8.6 million for the year ended December 31, 2002 compared to $7.9 million for the year ended December 31, 2001, an increase of 9%. Sales and marketing expenses amounted to 20% of revenues in 2002 compared with 19% in 2001. The increase in sales and marketing expenses in 2002 was primarily due to an increase expenses incurred in connection with establishing Smart.

        General and administrative expenses. General and administrative expenses were $4.9 million for the year ended December 31, 2002, substantially unchanged from the year ended December 31, 2001. General and administrative expenses amounted to 11% of revenues in 2002 compared to 12% in 2001.

        Financial income, net. Financial income, net for the year ended December 31, 2002 was $199,000 compared to income of $40,000 for the year ended December 31, 2001.

Seasonality

        Our operating results are characterized by a seasonal pattern, with a higher volume of revenues towards the end of the year. This pattern, which is expected to continue, is mainly due to two factors:

     o our customers are mainly budget-oriented organizations with lengthy decision processes which tend to mature late in the year; and

     o due to weather and other conditions, revenues are often postponed from the first quarter to subsequent quarters.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

        The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, companies experience increases in the dollar cost of their operations in Israel. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability, as we receive payments in dollars or dollar-linked NIS for a portion of our revenues, while we incur a portion of our expenses in NIS.

        In addition, since part of our revenues are quoted in NIS, and a portion of our expenses are incurred in NIS, our results may be adversely affected by a change in the rate of inflation in Israel if the amount of our revenues in NIS decreases and is less than the amount of our expenses in NIS (or if such decrease is offset on a lagging basis) or if such change in the rate of inflation is not offset, or is offset on a lagging basis, by a corresponding devaluation of the NIS against the dollar and other foreign currencies.

        The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

                                                          Israeli
                       Israeli                           inflation
    Year ended        inflation     NIS devaluation    adjusted for
   December 31,         rate %           rate %        devaluation %
   ------------         ------           ------        -------------
      1999                1.3             (0.2)             1.5
      2000                0               (2.7)             2.7
      2001                1.4              9.3             (7.9)
      2002                6.5              7.3             (0.8)
      2003               (1.9)            (7.6)             5.7

        A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar. This devaluation also has the effect of decreasing the dollar value of any asset which consists of NIS or revenues payable in NIS, unless the receivables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and revenues and reducing the dollar amounts of any unlinked NIS liabilities and expenses.

        Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. We are also subject to exchange rate fluctuations related to our activities in Canada. During 2003, foreign currency fluctuations had a material adverse impact on our results of operations, and financial expenses, net were $1.0 million. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

        We periodically enter into foreign exchange contracts to offset the risk of currency exchange rate fluctuations in connection with certain revenues and purchase transactions. During 2003, we entered into forward contracts to hedge a portion of our Euro revenues. These forward contracts are designated as cash flows hedges, as defined by SFAS No. 133, as amended, and we believe are effective as a hedge for these revenues when the revenues are recorded. The effective portion of the derivative instruments is included in revenues and in financial expenses in the statements of operations.

        As of the year ended December 31, 2003, the total losses on derivative instruments were $278,000, of which $178,000 was recorded in revenues, and $100,000 was recorded in financial expenses. As of December 31, 2003, the unrealized losses on forward contracts amounted to $950,000.

Political Conditions

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies.

Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

        In addition, some of our employees in Israel are subject to being called upon to perform military service in Israel, and their absence may have an adverse effect upon our operations. Generally, unless exempt, male adult citizens and permanent residents of Israel under the age of 40 are obligated to perform up to 36 days of military reserve duty annually and all such residents are subject to being called to active duty at any time under emergency circumstances. While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

        To date, no executive officer or key employee has been recruited for military service for any significant time period. Any further escalation of the hostilities between Israel and the Palestinian Authority into a full-scale conflict might require more significant military reserve service by some of our employees, which may have a material adverse effect on our business.

Economic Conditions

In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passing by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.

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

        As of December 31, 2003, our subsidiaries in the U.S., Mexico and the United Kingdom had total net available carry forward tax losses of approximately $4.7 million. A valuation allowance of $ 1.7 million was recorded due to the uncertainty of the tax assets' future realization. Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state tax law provisions. The annual limitation may result in the expiration of net operating losses before utilization.

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

        Our working capital at December 31, 2003 was $21.4 million compared to $15.7 million at December 31, 2002. Cash and cash equivalents amounted to $4.4 million at December 31, 2003 compared to $2.5 million at December 31, 2002. Short and long-term bank deposits (including restricted bank deposits) amounted to $12.1 million at December 31, 2003 compared to $12.4 million at December 31, 2002. Our cash and cash equivalents, short and long-term bank deposits are held mainly in U.S. dollars.

        We expect to fund our short-term liquidity needs, including our obligations under our credit facilities, other contractual agreements and any other working capital requirements, from cash and cash equivalents, operating cash flow and our credit facilities. We believe that our current cash and cash equivalents, including bank deposits, and our expected cash flow from operations in 2004 will be sufficient to meet our planned and potential cash requirements in 2004.

        We expect to fund our long-term liquidity needs, including contractual obligations and anticipated capital expenditures, from our cash and cash equivalents, operating cash flow and our credit facilities.

        Net cash provided from operating activities was $1.8 million for the year ended December 31, 2003 compared to net cash used from operating activities of $0.4 million and $2.5 million for the years ended December 31, 2001 and 2002, respectively. The increase in cash from operations was primarily due to a decrease in unbilled accounts receivable, a decrease in long term trade receivables and an increase in other payables, accrued expenses and trade payables. During 2003, we experienced $1.9 million in losses attributable to the start-up of operations of Smart. We expect that Smart will operate on a breakeven basis by the end of 2004.

        Purchases of property and equipment in 2001, 2002 and 2003 were $1.2 million, $1.5 million and $3.2 million, respectively. Capital expenditures in 2001, 2002 and 2003 were principally for equipment for Smart, computers and other machinery and equipment. We estimate that our capital expenditures for 2004 will total approximately $6.5 million, of which 7% will be spent in Israel, 92% in the U.S. and Canada and 1% in other countries. As of May 31, 2004, we have spent approximately 30% of this amount. We expect to finance these expenditures primarily from our cash and cash equivalents, operating cash flow and our credit facilities. However, the actual amount of our capital expenditures for 2004 will depend on a variety of factors, including general economic conditions, changes in the demand for our products and the risks and uncertainties involved in doing business in Israel. See Item 3.D. "Key Information-Risk Factors."

Credit Lines and Other Debt

        We currently have credit lines with Bank Leumi Israel, Union Bank of Israel and Bank Hapoalim Israel totaling $19.8 million in the aggregate. There are no restrictions as to our use of each of these credit lines. We agreed not to pledge any of our assets without the consent of these banks. In addition, in connection with two of these credit lines, a fixed charge was placed on our physical plant in Israel by each of Bank Leumi Israel and Union Bank of Israel, each of which ranks pari-passu with the other.

        We have undertaken to maintain the following financial ratios and terms in respect of our credit lines with each of Bank Leumi Israel and Union Bank of
Israel:

     o A ratio of at least 40% of shareholders' equity out of the total assets;

     o    Minimal annual net income in the amount of $1 million; and

     o    That the same shareholders maintain the core control in our company.

         As of December 31, 2003, we were in compliance with these ratios and terms. These two banks will be entitled to demand the immediate repayment of any of our outstanding indebtedness to them and may terminate our credit lines with them if we fail to fulfill our undertakings. Our loans under these credit lines are generally denominated in U.S. dollars. However, we may occasionally have short-term NIS-denominated loans.

        In addition, our subsidiaries currently have credit lines with Bank Leumi USA, Royal Bank of Canada and Deutsche Bank totaling $8.0 million in the aggregate.

        As of December 31, 2003, we had approximately $3.5 million available under our credit lines. In addition, our subsidiaries have approximately $0.2 million available under their credit lines.

        As of December 31, 2003, we had outstanding under our credit lines:

     o    short-term   NIS-denominated  loans  of  approximately  $6.6  million,
          bearing interest at a rate of 6.83%;

     o short-term dollar-denominated loans of approximately $4.3 million, bearing interest at a rate of 2.68%-3.06%. Interest on the outstanding balance is due each quarter;

     o several bank performance and advance payment guarantees totaling approximately $3.6 million, at an annual cost of 0.5 %-1.0 %; and

     o    forward contracts of approximately $1.7 million.

        As of December 31, 2003, Senstar had outstanding, in the aggregate, short-term Canadian $ denominated loans of $1.7 million, bearing interest at a rate of Canadian Prime plus 0.5% (5.01% at December 31, 2003). This loan is collateralized by a general security agreement.

        As of December 31, 2003, our subsidiaries had outstanding, in the aggregate, $5.7 million in long-term loans as follows:

     o $2.5 million, bearing interest at an annual rate of 4.60%. The interest on the outstanding balance under this loan is due monthly. This loan is due in one installment in April 2004;

     o $250,000, bearing interest at an annual rate of 4.60%. The interest on the outstanding balance under this loan is due quarterly. This loan is due in one installment in April 2004;

     o    $500,000,   bearing   interest   at  an  annual  rate  of  5.662%  and
          collateralized by PPI's assets. The interest on the outstanding balance under this borrowing is due quarterly, with the principal due in one installment in April 2004;

     o    $500,000,   bearing   interest   at  an  annual  rate  of  2.875%  and
          collateralized by PPI's assets. This loan is due in one installment in April 2004; and

     o $1.96 million mortgage loan to PPI bearing interest at a fixed rate of 8.25%. The mortgage is due in 18 quarterly installments of $64,700, commencing February 2001, with a final payment of approximately $1.8 million due in November 2005. In connection with this mortgage loan, PPI has granted the bank a first mortgage on its premises. In addition, we have guaranteed the full amount of this mortgage loan.

        In connection with our non-mortgage related loans listed immediately above, Bank Leumi USA placed a $3.25 million fixed charge on our deposits with that bank.

        As of December 31, 2003, Senstar GmbH obtained bank performance guarantees in the amount of $ 153,000.

        As of December 31, 2003, Senstar issued a letter of credit in the amount of $278,000 in connection with the purchase of supplies.

C.   Research and Development, Patents and Licenses

Government Grants

        We participate in programs sponsored by the Israeli Government for the support of research and development activities. Through 2003, we had obtained royalty bearing grants from the OCS of $128,000 for certain of our research and development projects. We are obligated to pay royalties to the OCS, amounting to 3%-5% of revenues derived from sales of the products funded with these grants, 100% - 150% of the grants received, linked to the U.S. dollar and grants received after January 1, 1999 will also bear interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales no payment is required.

        We paid royalties of $0, $131,000 and $80,000 in the years ended December 31, 2001, 2002 and 2003, respectively.

        As of December 31, 2003, we had a remaining contingent obligation to pay royalties in the amount of approximately $1.7 million upon the successful sale of products developed using such research and development programs sponsored by the Chief Scientist.

        The Israeli Government, through the Fund for the Encouragement of Marketing Activities, awarded us grants for overseas marketing expenses. We are obligated to pay royalties to this fund at the rate of 3% of the increase in export sales , up to the amount of the grants we received. To date, we received $253,000 in grants from the fund and, during 2001, 2002 and 2003, we paid the fund $104,000, $53,000 and $0, respectively, in royalties. As of December 31, 2003, we had a remaining contingent obligation to the fund of $96,000.

Investment Tax Credit

        Senstar is eligible for investment tax credits on its research and development activities and on certain current and capital expenditures. During 2001, 2002 and 2003, Senstar recognized $277,000, $304,000 and $216,000, respectively, of investment tax credits as a reduction of research and development expenses.

        Senstar has available investment tax credits of approximately $525,000 to reduce future federal income taxes payable. These credits will expire at various dates from 2006 through 2012.

        See also Item 4.B. "Information on the Company-Business
Overview-Research and Development; Royalties."

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

        For additional discussion of the information required by this item see
Item 5.A. "Operating and Financial Review and Prospects-Operating Results" and
Item 5.B. "Operating and Financial Review and Prospects-Liquidity and Financial Resources."

E.   Off-Balance Sheet Arrangements

        At December 31, 2003, we have guaranteed the advance payments and the performance of our work to our customers (usually government entities). Such guarantees are required by contract for our performance during the installation and operational period of projects throughout Israel and the rest of the world. The guarantees for installation typically expire soon after certain milestones are met and guarantees for operations typically expire proportionally over the contract period. Our maximum potential amount of future payments we could be required to make under our guarantees at December 31, 2003 was $3.7 million. This figure includes guarantees of performance for our subsidiary in Germany in the amount of $153,000. We have not recorded any liability for such amounts, as we expect that our performance will be acceptable and to date, no guarantees were exercised against us.

F.   Tabular Disclosure of Contractual Obligations

        The following table summarizes our minimum contractual obligations and commercial commitments, including obligations of discontinued operations, as of December 31, 2003 and the effect we expect them to have on our liquidity and cash flow in future periods.

       Contractual Obligations                             Payments due by Period
---------------------------------       -----------------------------------------------------------
                                                     less than                            more than
                                           Total       1 year    1-3 Years   3-5 Years     5 years
                                           -----       ------    ---------   ---------     -------
Long-term debt obligations.......         $5,714       $3,841      $1,873        $-           $-
Capital (finance) lease
obligations                                  -            -           -           -            -
Operating lease obligations......          1,084          357         628         99           -
Purchase obligations.............            -            -           -           -            -
Other long-term liabilities
reflected on the company's              -----------  ----------  ----------  ----------  -----------
balance sheet under U.S. GAAP ...            -            -           -           -            -
                                        ------------ ----------- ----------- ----------- ------------
Total............................         $6,798       $4,198      $2,501        $99          $-

ITEM 6. Directors, Senior Management and Employees

A.   Directors and Senior Management

        Our directors and executive officers are as follows:

Name                                Age   Position
----                                ---   --------
Jacob Even-Ezra...................   73   Chairman of the Board and Chief Executive Officer
Izhar Dekel.......................   52   President and Director
Brig. Gen. (Ret.) Emanuel Shaked..   74   Vice President - Africa and Latin America
                                          Marketing
Chaim Porat.......................   68   Vice President - Far East and Australia Marketing
Yehezkel Farber...................   63   Vice President - Operations
Zvi Dank..........................   54   Vice President - Research and Development
Raya Asher........................   36   Vice President - Finance, Chief Financial Officer,
                                          Secretary and Director
Asaf Even-Ezra....................   38   Vice President - Israel and West European Marketing
Dany Pizen........................   52   Vice President - East European and CIS Marketing
Ofer Katz.........................   55   Vice President - Aviation Security
Nathan Kirsh......................   72   Director
Jacob Nuss........................   56   Director
Jacob Perry ......................   60   Director
Menachem Meron....................   76   External Director
Itzhak Hoffi......................   77   External Director

        Our articles of association provide for a board of directors of not less than three and not more than eleven members as may be determined from time to time at our annual general meeting. All questions that arise at meetings of the board of directors are decided by majority vote. In the event of a tie, the chairman of the board casts the deciding vote. All directors, other than external directors who serve for three years, hold office until the next annual general meeting of shareholders and until their successors have been elected. Officers serve at the discretion of the board of directors, subject to the terms of any agreement between them and us and the provisions of the Israeli Companies Law, 5739-1999, known as the Companies Law.

        Jacob Even-Ezra has served as our chairman of the board and chief executive officer since 1984, and from 1987 until 1990 he also served as our president. He is currently a member of the Executive Council and the Management Committee of Tel-Aviv University. From 1985 to 1988, Mr. Even-Ezra was also chairman of the Israel Export Institute. Mr. Even-Ezra is a beneficial owner of 18.5% of the ordinary shares of our company held by Mira Mag Inc.

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

        Zvi Dank has been vice president- research and development with us and our predecessor since 1984. Before joining us, Mr. Dank worked as an electronic engineer in the electronics division of IAI.

        Raya Asher joined us in 1998 as vice president-finance, chief financial officer and secretary. Ms. Asher was elected to serve as a director in 2001. Prior to joining us, Ms. Asher served as a senior audit manager with Kost Levary and Forer, Certified Public Accountants in Israel, the predecessor of out auditors, Kost Forer Gabbay & Kasierer, Certified Public Accountants in Israel, a Member of Ernst & Young Global. Ms. Asher has a M.B.A. in business and a B.A. in accounting and economics from Tel Aviv University.

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

        Ofer Katz joined us in 1984. Before becoming our vice president-aviation security in 1995, he served in our software and computer development department as manager of our production line and in operations and special projects.

        Nathan Kirsh has served as a director since 1984. Mr. Kirsh is an independent investor. Mr. Kirsh serves as one of the trustees of the Eurona Foundation, the beneficial owner of 81.5% of the total ordinary shares of our company held by Mira Mag Inc.

        Jacob Nuss has served as a director since 1993. Mr. Nuss currently serves as the vice president-internal auditing of IAI, and served as IAI's deputy vice president-internal auditing from 1999 to 2003. From 1993 to 1999, Mr. Nuss served as the director of finance of IAI's electronics group. From 1991 to 1993, Mr. Nuss served as assistant to the chairman of the board of IAI. Since 1975, Mr. Nuss has served in various financial management capacities at IAI. IAI is a former shareholder in our company.

        Jacob Perry was appointed to serve as a director in December 2002. From 1995 to December 2002, Mr. Perry was President and CEO of Cellcom Israel Ltd., Israel's largest cellular phone operator. Mr. Perry served 29 years at the Israeli General Security Service, and served as its Chief from 1988 until 1995. Mr. Perry has also served as an adviser to the Israeli Prime Minister on the subject of prisoners of war and missing persons. He was a board member of El-Al Israel Airlines and a member of the executive personal of many public organizations. Mr. Perry is also a Chairman of the Board of Directors of various companies, including Mizrahi Bank B.M., Lipman Electronic Engineering Ltd. and Aeronautics Defense Systems Ltd. Mr. Perry also acts as an advisor to Cellguide Ltd.

        Menachem Meron has served as an external director as of June 2001 and as a director since 1993. Since 1988 Mr. Meron has been the general manager of IFTIC Ltd., an international consulting company. Mr. Meron provide consulting services to Solomon Smith Barney, Citigroup, Lockheed Martin and Northrop Grumman Corporation. Mr. Meron currently serves on the boards of directors of the following companies, PAZ Lubricants and Chemicals Co. Ltd., Polar Investments Ltd., and Supercom Ltd. Mr. Meron, a retired Major General of the IDF, has previously served as the director general of the Israeli Ministry of Defense.

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

        Jacob Even-Ezra and Asaf Even-Ezra are father and son. Izhar Dekel is Jacob Even-Ezra's son-in-law and Asaf Even-Ezra's brother-in-law. Other than the relationships between Jacob Even-Ezra, Asaf Even-Ezra and Izhar Dekel, there are no other family relationships among our directors and senior executives.

        Shlomo Yanai, who served as our director from January 2003, resigned in June 2004.

B.   Compensation

        During the fiscal year ended December 31, 2003, we paid aggregate compensation to all of our officers and directors as a group (consisting then of 16 persons) of approximately $1.4 million. In addition, we have provided automobiles to our executive officers at our expense. We have two key-man life insurance policies for Izhar Dekel. We are the beneficiary of one of these policies and certain of Mr. Dekel's family members are the beneficiaries of the other policy. We bear the cost of each of these insurance policies. We also have a key-man life insurance policy for Jacob Even-Ezra, for which we are the beneficiary.

        Directors who are not officers of us or of any entity that beneficially owns 5% or more of our ordinary shares, as well as our external directors, receive an annual fee of approximately $5,600 and an additional fee of approximately $300 for each board or committee meeting that they attend.

         Under the Companies Law, the board of directors must approve all compensation arrangements for the CEO of the company, and unless provided otherwise in the company's articles of association, all compensation arrangements for officers and employees (other than the company's directors) are subject to the CEO's approval. Directors' compensation arrangements (other than external directors) also require audit committee approval before board approval and shareholder approval. However, pursuant to recent amendments to the Companies Regulations (Relief from Related Party Transactions), 5760-2000, directors' compensation and employment arrangements do not require, in certain circumstances, shareholder approval. In addition, under these regulations, if the director or office holder is a controlling shareholder of the company, then the employment and compensation arrangements of such director or office holder do not require shareholder approval if such arrangements meet certain criteria.

        An external director is entitled to compensation as provided in regulations promulgated under the Companies Law and is otherwise precluded from receiving any other compensation, directly or indirectly, in connection with such service.

        During 2003, we did not grant any options to purchase ordinary shares to our directors and executive officers. We have no service contracts with any of our directors to provide services as a director that provide for benefits upon termination of employment. However, we do have employment agreements with certain of our directors in connection with their service as employees.

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

Audit Committee

        Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our board of directors.

        Our audit committee consists of three board members who satisfy the "independence" requirements of the Securities and Exchange Commission, Nasdaq and Israeli Law for audit committee members. Our audit committee is currently composed of Messrs. Menachem Meron, Itzhak Hoffi and Jacob Nuss, each of whom satisfies these requirements. The audit committee meets at least once each quarter.

        Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

        The audit committee reviewed our audited financial statements for the year ended December 31, 2003 and members of the committee met with both management and our external auditors to discuss those financial statements. Management and the external auditors have represented to the audit committee that the financial statements were prepared in accordance with U.S. GAAP. Members of the audit committee have received from and discussed with the external auditors their written disclosure and letter regarding their independence from our company as required by Independence Standards Board Standard No. 1. Members of the audit committee also discussed with the external auditors any matters required to be discussed by Statement on Auditing Standards No. 61. Based upon these reviews and discussions, the audit committee has recommended to the board of directors that the audited financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2003.

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

        In addition, pursuant to the recent amendment to these regulations, directors' compensation and employment arrangements do not require shareholder approval provided certain criteria are met. Also, if the director or the office holder is a controlling shareholder of the company, then the employment and compensation arrangements of such director or office holder do not require shareholder approval, provided certain criteria are met.

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

D.   Employees

        As of December 31, 2003, we employed 288 full-time employees, of whom 24 were employed in general management and administration, 51in marketing, 49 in production management, 114 in production, installation and maintenance, and 50 in engineering and research and development. Of our 288 full-time employees, 120 were employed in Israel, 61 were employed in the U.S., 79 were employed in Canada and 28 were employed in various other countries.

        As of December 31, 2002, we employed 266 full-time employees, of whom 26 were employed in general management and administration, 46 in marketing, 37 in production management, 111 in production, installation and maintenance, and 46 in engineering and research and development. Of our 266 full-time employees, 120 were employed in Israel, 44 were employed in the U.S., 80 were employed in Canada and 22 were employed in various other countries.

        As of December 31, 2001, we employed 235 full-time employees, of whom 30 were employed in general management and administration, 35 in marketing, 30 in production management, 100 in production, installation and maintenance, and 40 in engineering and research and development. Of our 235 full-time employees, 103 were employed in Israel, 38 were employed in the U.S., 73 were employed in Canada and 21 were employed in various other countries.

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

E.   Share Ownership

        The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of June 24, 2004. The percentage of outstanding ordinary shares is based on 8,205,422 ordinary shares outstanding as of June 24, 2004.

                                                                Percentage of
                                      Number of Ordinary    Outstanding Ordinary
                   Name                Shares Owned(1)             Shares
       ---------------------------    ------------------    --------------------
       Jacob Even-Ezra(2)(6)(7)...         476,656                  5.81%
       Izhar Dekel(3)(7)..........            -                       -
       Brig. Gen. (Ret.)
       Emanuel Shaked.............            -                       -
       Chaim
       Porat......................            -                       -
       Yehezkel Farber............            -                       -
       Zvi Dank...................            -                       -
       Raya Asher.................            -                       -
       Asaf Even-Ezra(4)(6).......         107,073                  1.3%
       Dany Pizen.................            -                       -
       Ofer Katz..................            -                       -
       Nathan Kirsh(5)............        1,415,097                17.25 %
       Jacob Nuss.................            -                       -
       Jacob Perry................            -                       -
       Menachem Meron.............            -                       -
       Itzhak Hoffi...............            -                       -

-------------
*Less than 1%

(1) Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Does not include shares that may be acquired pursuant to the exercise of options.
(2) Includes Mr. Even-Ezra's beneficial ownership of 321,218 ordinary shares held by Mira Mag, Mr. Even-Ezra is the beneficial owner of an additional 134,220 ordinary shares, and 21,218 ordinary shares held by a trustee.

(3) Does not include any of the 321,218 ordinary shares held by Mira Mag in which Mr. Dekel's wife, Ornit Dekel, has an interest.
(4) Includes one-third, or 107,073 of the 321,218 ordinary shares held by Mira Mag in which Mr. Even-Ezra has an interest.
(5) The number of ordinary shares beneficially owned by Mr. Kirsh represents Mr. Kirsh's beneficial ownership of 1,415,097 ordinary shares held by Mira Mag. Mr. Kirsh is a trustee of the Eurona Foundation, which owns an 84.5% interest in Mira Mag.
(6)     Jacob Even-Ezra and Asaf Even-Ezra are father and son.
(7) Izhar Dekel is Jacob Even Ezra's son- in-law and Asaf Even Ezra's brother-in-law.

        As of June 24, 2004, the directors and executive officers listed above, as a group, held options to purchase 143,045 of our ordinary shares at a weighted average exercise price of $5.64 per share, expiring between January 2005 and January 2009.

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

        In May 2000, our shareholders approved an amendment to our stock option plan to increase the number of ordinary shares reserved for issuance upon the exercise of options under the plan to 757,200 and to extend the term of the plan for an additional four years until February 2005. In July 2002, our shareholders approved an amendment to our plan to increase the number of ordinary shares reserved for issuance upon the exercise of options under the plan by an additional 500,000 ordinary shares. In addition, in July 2002 and in July 2003 our shareholders approved the payment of a 3% stock dividend to our shareholders. Pursuant to the provisions of our stock option plan, if we issue a stock dividend, the number of shares purchasable by any grantee upon the exercise of options that were granted prior to the issuance of the stock dividend will be correspondingly increased.

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

        As of December 31, 2003, options to 223,216 shares were outstanding and additional 611,542 were available for grant.

        On October 27, 2003, our board of directors approved the 2003 Israeli Share Option Plan ("the 2003 plan") subject to shareholder approval. The Board has elected to allot the options under Israel's capital gain tax treatment.

        Under the 2003 plan, stock options will be periodically granted to our employees, directors, officers and consultants, in accordance with the decision of our board of directors . Our board of directors has the authority to determine the number of options, if any, which will be granted to each of the recipients, the dates of the grant of such options, the date of their exercise as well as their rate of conversion into shares in respect of each stock option, and the purchase price thereof. Subject to shareholder approval, the 2003 plan will be effective for ten years and shall terminate in October 2013.

        Until December 31, 2003, we did not grant any stock options under the 2003 plan.

        Grants of stock options under the plans are accounted for by us over the exercise periods thereof as a compensation expense with a corresponding credit to our contributed capital. Ordinary shares subject to options under the plan are to be valued for this purpose at their market value at the time the options are granted.

ITEM 7. Major Shareholders and Related Party Transactions

A.   Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 24, 2004, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on the information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission. The voting rights of the shareholders listed below are not different from the voting rights of our other shareholders.

                                        Number of
                                         Ordinary
                                          Shares       Percentage of
                                       Beneficially     Outstanding
 Name                                    Owned(1)   Ordinary Shares(2)
 -----------------------------------   ------------ ------------------
  Mira Mag Inc.(3)..................   1,736,315           21.16%
  Jacob Even-Ezra(4)................     529,701            6.41%

------------------

(1) Ordinary shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of June 24, 2004.

(2) The percentage of outstanding ordinary shares is based on 8,205,422 ordinary shares outstanding as of June 24, 2004. Ordinary shares deemed beneficially owned by virtue of the right of any person to acquire such shares within 60 days of June 24, 2004, are treated as outstanding only for the purposes of determining the percent owned by such person.

(3) Mira Mag is the holder of 1,736,315 ordinary shares. The beneficial owners and their percentage interest in these shares are: The Eurona Foundation 81.5%, or 1,415,097ordinary shares, and Jacob Even-Ezra's three children 18.5%, or 321,218 ordinary shares. Jacob Even-Ezra beneficially owns all of the 321,218 shares held by Mira Mag in which his children, Ornit Dekel and Guy and Asaf Even-Ezra, have an interest. The purpose of the Eurona Foundation, the trustees of which are Prinz Michael von Liechtenstein, Altenbach 8, P.O. Box 339, FL-9490 Vaduz, Liechtenstein, and Nathan Kirsh, Kapola Estate, Ezulwini, Swaziland, is to provide for the education, maintenance and support of the family of Nathan Kirsh and such other persons as the foundation's board may determine.

(4) Includes Mr. Even-Ezra's beneficial ownership of 321,218 ordinary shares held by Mira Mag (see footnote (3) above) and Mr. Even-Ezra's beneficial ownership of an additional 187,265 ordinary shares and 21,218 ordinary shares held by a trustee.

        As of June 24, 2004 there were 55 holders of ordinary shares of record registered with a U.S. mailing address, including banks, brokers and nominees. These holders of record represented less than 1% of our total outstanding ordinary shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these ordinary shares may include persons who reside outside the U.S. On June 24, 2004, we had approximately 7,758 beneficial holders of our ordinary shares.

Significant Changes in the Ownership of Major Shareholders

        In March and April 2004, Mira Mag Inc. sold an aggregate of 2,429,836 or 29.6% of our ordinary shares in a series of open market transactions. In March and April 2004, Mr. Even Ezra sold an aggregate of 210,666 or 2.6% of our ordinary shares in a series of open market transactions.

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

        In 2003 Mira Mag Inc., our then controlling shareholder, and Jacob Even-Ezra purchased the interest of IAI in our company.

Sales to a Former Principal Shareholder

        We sell our perimeter systems to IAI, which was one of our principal shareholders, until July 2003. Jacob Nuss, one of our directors, is currently the deputy vice-president-internal auditing of IAI, and since 1975, has served in various financial management capacities at IAI. The terms of the contracts under which we make sales to IAI were negotiated on an arms'-length basis and the terms of such contracts are no more favorable to IAI than those it could have obtained from an unaffiliated third party. Our sales to IAI during the years ended December 31, 2001, 2002 and 2003 were $261,000, $111,000 and $88,000 respectively.

Sales to a Principal Shareholder

        Our U.S. subsidiary Smart provides video monitoring services to companies controlled by Mr. Kirsh. The terms of the contracts under which we make sales to these companies were negotiated on an arms'-length basis and the terms of such contracts are no more favorable to these companies than those it could have obtained from an unaffiliated third party. Our sales to these companies during the years ended December 31, 2001, 2002 and 2003 were $10,000, $77,000 and $108,000 respectively.

Employment Contracts

        Jacob Even-Ezra and Izhar Dekel entered into substantially similar employment agreements with us, effective January 1993. These agreements contain certain non-competition and confidentiality provisions. In addition, each agreement establishes a base salary and a package of benefits with an aggregate value of approximately 20% of the base salary, as well as a possible bonus. In April 2000, we extended the term of Mr. Even-Ezra's employment agreement until January 2004. In October 2003, the appointment of Mr. Even-Ezra as chairman of the board was extended until January 2006 and as CEO for such a period until a new CEO is appointed. Under the Companies Law such dual positions require shareholders approval which must be renewed every three years. In December 2000, our board of directors amended the term of Mr. Dekel's employment agreement. Under the amended agreement, the term of Mr. Dekel's employment will continue until such time as it is terminated by us or by Mr. Dekel pursuant to the terms of the agreement.

        See   also   Item   6.B.    "Directors,    Senior    Management    and
Employees-Compensation" above.

C.   Interests of Experts and Counsel.

        Not applicable.

ITEM 8. Financial Information

A.   Consolidated Statements and Other Financial Information.

        The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

        In 2003, the total amount of our revenues from our facilities located outside of Israel to customers outside of Israel was approximately $29.8 million, or 50% of our total revenues. The total amount of our export revenues from our Israel facilities to countries outside of Israel was approximately $9.1 million, or 15% of our total revenues.

Legal Proceedings

        During 2002, several administrative petitions were filed against us by competitors concerning our winning, the tenders published by the MOD for the installation of intrusion detection systems along the seam line between Israel and the West Bank. The main claim was that the conditions for the tenders gave us an advantage. We have defended these petitions claiming, among others, that the competitors delayed in filing their claim. The court refused to issue any interim decree preventing us from commencing our work and the decision was upheld by the Supreme Court of Israel. Only one of these claims is still pending and awaits the court resolution of certain preliminary matters. According to our legal counsel, we have good defenses against the aforementioned claims, therefore, no allowance was recorded in the financial statements.

        In April 2003, Rav-Tec Ltd. filed a civil action against us, the MOD and Mr. Giora Cohen, in the District Court of Tel-Aviv. The plaintiff alleges that its failure in the field trials of the perimeter systems executed by the MOD during 1996-1997 resulted from intentional damage to its perimeter system and diversion of the results of certain intrusion tests made by Cohen who was then a soldier in the IDF. The plaintiff alleges that we were the employer of Cohen during 1995 and we still employed him as our agent during the field trials. The plaintiff requests the courts to annul the field trial and for approximately $730,000 in damages. We have denied all of the above allegations and claimed that the plaintiff's perimeter system failure was not the result of Cohen actions. According to our legal counsel, we have good defenses against the aforementioned claims. The action is in its preliminary stages.

        In addition, we are subject to legal proceedings arising in the normal course of business. Based on the advice of our legal counsel, management believes that these proceedings will not have a material adverse effect on our financial position or results of operations.

Dividend Policy

        In each of 1999 and 2000, we paid a cash dividend to our shareholders of $0.10 per ordinary share, representing approximately 32% of our net income before writing off the investment in our affiliate in each of 1998 and 1999. In 2001, we paid a cash dividend to our shareholders of $0.13 per ordinary share, representing approximately 33% of our net income in 2000. In each of August 2002 and 2003, we paid a 3% stock dividend, as a final dividend for the years ended December 31, 2001 and 2002, respectively.

        On January 27, 2004 we paid a cash dividend to our shareholders of $0.05 per ordinary share, a total of $401,000, representing approximately 17% of our net income in 2003. In April 2004, our board resolved to pay an additional 5% stock dividend to our shareholders as a final dividend for the year 2003. The payment of the stock dividend is subject to our shareholders' approval.

B.   Significant Changes.

        Except as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2003.

ITEM 9. The Offer and Listing

A.   Offer and Listing Details

Annual Stock Information

        Our shares have traded on the Nasdaq National Market since our initial public offering in 1993 and on the Tel Aviv Stock Exchange since July 2001.

        The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq National Market and the Tel Aviv Stock Exchange:

                  Nasdaq National Market        Tel Aviv Stock Exchange
                  ----------------------        -----------------------
                   High            Low           High              Low
                   ----            ---           ----              ---
Year
----
1999..........     $3.9375         $2.1875       NIS --            NIS --
2000..........      4.825           2.8125           --                --
2001..........     14.24            2.9375          64.00            20.50
2002..........     13.49            4.57            59.60            22.24
2003..........      9.97            4.74            42.68            22.69

Quarterly Stock Information

        The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq National Market and the Tel Aviv Stock Exchange:

                        Nasdaq National Market     Tel Aviv Stock Exchange
                        ----------------------     -----------------------
                         High            Low        High              Low
                         ----            ---        ----              ---
2002
----
First Quarter........   $13.49           $8.50   NIS 59.60        NIS 40.50
Second Quarter.......    12.80            8.50       59.40            43.00
Third Quarter........    11.65            5.95       53.40            30.64
Fourth Quarter.......     6.93            4.57       31.90            22.24

2003
----
First Quarter........    $6.28           $4.84   NIS 29.66        NIS 24.15
Second Quarter.......     6.81            4.74       28.23            22.69
Third Quarter........     9.97            5.55       42.68            25.62
Fourth Quarter.......     9.50            7.55       42.23            33.74




Monthly Stock Information

        The following table sets forth, for each month in the last six months of 2003, the range of high ask and low bid prices of our ordinary shares on the Nasdaq National Market and the Tel Aviv Stock Exchange:

                          Nasdaq National Market    Tel Aviv Stock Exchange
                          ----------------------    -----------------------
                           High             Low      High              Low
                           ----             ---      ----              ---
   2003
   ----
   July                    $9.03            $5.55   NIS 37.17        NIS 25.62
   August                   9.97             6.00       42.68            36.33
   September                9.13             7.75       40.45            35.79
   October                  9.00             7.55       38.27            35.35
   November                 9.50             8.47       42.23            37.76
   December                 8.94             7.60       37.47            33.74

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

        Directors' compensation arrangements (other than external directors) require the approval of our audit committee before board and shareholder approval. However, pursuant to amendments to the Companies Regulations (Relief from Related Party Transactions), 5760-2000, directors' compensation and employment arrangements do not require shareholder approval if such arrangement are approved by both the audit committee and the board of directors, and meet certain criteria. In addition, if the director is a controlling shareholder of the company, then the employment and compensation arrangements of such director do not require shareholder approval; provided such arrangements meet certain specified criteria.

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

        Rights in the Company's Profits

        Our shareholders have the right to share in our profits distributed as a dividend or any other permitted distributions.

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

     o Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

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

Law for the Encouragement of Capital Investments, 1959

        General

        The Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, commonly referred to as the Investment Center, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment to be purchased and utilized under the program. The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates.

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

Law for the Encouragement of Industrial Research and Development, 1984

        Under the Law for the Encouragement of Industrial Research and Development, 1984, or the Research Law, research and development programs that meet specified criteria and are approved by a governmental committee of the OCS are eligible for grants of up to 50% of certain of the project's expenditures, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties to the OCS of 3%-5% on sales of products and services derived from technology developed using these grants until 100% of the dollar-linked grant is repaid. Upon full repayment of the grant, there is no further liability for royalties.

        The terms of the Israeli government participation also require that products developed with government grants be manufactured in Israel. However, under the regulations of the Research Law, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside Israel, provided that the we pay royalties at an increased rate and the aggregate repayment amount is increased. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel, as follows:

     Manufacturing volume               Royalties to the Chief Scientist
      outside of Israel                      as a percentage of grant
     ---------------------              --------------------------------
          less than 50%                             120%
       between 50% and 90%                          150%
          more than 90%                             300%


        Under the Research Law, the technology developed with OCS grants may not be transferred to third parties without the prior approval of a governmental committee. However, such approval is not required for the export of any products developed using the grants. Approval of the transfer of technology may be granted in specific circumstances if the recipient abides by the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. We cannot assure you that any consent, if requested, will be granted.

        Effective for grants received from the OCS under programs approved after January 1, 1999, the outstanding balance of the grants will be subject to interest equal to the 12 month LIBOR applicable to dollar deposits that is published on the first business day of each calendar year.

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

        Until 2002, we measured the results for tax purposes in terms of earnings in NIS, after certain adjustments for increases in Israel's CPI. Commencing January 1, 2003, the basis for remeasurement is the changes in the exchange rate of the U.S. dollar.

        For the years 2001 and 2002, the differences between the change in Israel's CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, we have not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

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

United States Federal Income Tax Consequences

        The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not discuss all the tax consequences that may be relevant to a U.S. Holder in light of such holder's particular circumstances or to U.S. Holders subject to special rules, including persons that are non-U.S. Holders, broker-dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax-exempt organizations, regulated investment companies, non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar, persons who hold the ordinary shares through partnerships or other pass-through entities, persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, investors that actually or constructively own 10 percent or more of our voting shares, and investors holding ordinary shares as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

        This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

        You are urged to consult your tax advisors regarding the foreign and United States federal, state and local tax considerations of an investment in ordinary shares.

        For purposes of this summary, the term "U.S. Holder" means an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States, a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or
(b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

        The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income (see "-New Tax Law Applicable to Dividends and Long-Term Capital Gain," below). Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis, will be treated as gain from the sale of ordinary shares. See "-Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

        Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

        Any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income (see "-New Tax Law Applicable to Dividends and Long-Term Capital Gain," below). Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Disposition of Ordinary Shares

        If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses, will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

        In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A U.S. Holder who receives payment in NIS and converts NIS into United States dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

        An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service (the "IRS"). In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

New Tax Law Applicable to Dividends and Long-Term Capital Gain

        Under recently enacted amendments to the Code, dividends received by noncorporate U.S. Holders from certain foreign corporations, and long-term capital gain realized by noncorporate U.S. Holders, generally are subject to U.S. federal income tax at a reduced maximum tax rate of 15 percent through December 31, 2008. Dividends received with respect to ordinary shares should qualify for the 15 percent rate. The rate reduction does not apply to dividends received from PFICs, see discussion below, or in respect of certain short-term or hedged positions in common stock or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the rate reduction. U.S. Holders of ordinary shares should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

Passive Foreign Investment Companies

        For U.S. federal income tax purposes, we will be considered a passive foreign investment company ("PFIC") for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

        Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year.

        If we are treated as a PFIC for any taxable year, then, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund" (a "QEF election") or to "mark-to-market" your ordinary shares, as described below, dividends would not qualify for the reduced maximum tax rate, discussed above, and

     o you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

     o the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

     o gain recognized upon the disposition of ordinary shares would be taxable as ordinary income, and

     o you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

        If you make either a timely QEF election or a timely mark-to-market election in respect of your ordinary shares, you would not be subject to the rules described above. If you make a timely QEF election, you would be required to include in your income for each taxable year your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to you. You would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements.

        Alternatively, if the ordinary shares are considered "marketable stock" and if you elect to "mark-to-market" your ordinary shares, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss.

Backup Withholding and Information Reporting

        Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%). Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

        Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

        Any U.S. holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional United States information reporting requirements.

U.S. Gift and Estate Tax

        An individual U.S. Holder of ordinary shares will be subject to U.S. gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

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

        The table below presents principal amounts and related weighted average interest rates by date of maturity for our loans:

                               Interest Rate Sensitivity
                         Principal Amount by Expected Maturity
                            Weighted Average Interest Rate
                            ------------------------------
                              (U.S. dollars in thousands)
                                                                                 Fair
                                                                               Value at
                                      2004      2005     2006    2007   Total  12/31/03
                                      ----      ----     ----    ----   -----  --------
Liabilities:
Short Term Loans.................    $12,597       -        -       -   $12,597  $12,597
Weighted Average Interest Rate...       5.3%       -        -       -         -
Long Term Loans..................     $3,841   $1,873       -       -    $5,714   $5,564
Weighted Average Interest Rate ..      4.60%    8.25%       -       -         -



Foreign Currency Exchange Risk

        We sell most of our products in North America, Europe and Israel. The majority of our revenues and expenditures are denominated in dollars. A portion of our revenues in Israel are made in NIS, and we expect to make NIS-denominated revenues in 2004 as well. Our foreign currency exposure with respect to our revenues is mitigated, and we expect it will continue to be mitigated, through salaries, materials and support operations, in which part of these costs are denominated in NIS. Since the beginning of 2004, the NIS has increased approximately 2.5% against the dollar. We are also subject to exchange rate fluctuations related to our activities in Canada.

        Since part of our revenues are quoted in NIS, and a portion of our expenses are incurred in NIS, our results may be adversely affected by a change in the rate of inflation in Israel if the amount of our revenues in NIS decreases and is less than the amount of our expenses in NIS (or if such decrease is offset on a lagging basis) or if such change in the rate of inflation is not offset, or is offset on a lagging basis, by a corresponding devaluation of the NIS against the dollar and other foreign currencies. A hypothetical 10 percent devaluation in the rate of exchange of the NIS against the dollar, with all other variables held constant, on the exposed revenues would result in an approximately $280,000 decrease in our expected revenues for 2004.

        We periodically enter into foreign exchange contracts to offset the risk of currency exchange rate fluctuations in connection with certain sales and purchase transactions. During 2003, we entered into forward contracts to hedge a portion of our Euro revenues. These forward contracts are designated as cash flow hedges, as defined by SFAS No. 133, as amended, and we believe they are effective as a hedge against these Euro denominated revenues. The effective portion of the gain or loss on such derivative instruments is included in revenues and in financial expenses in our statement of income.

        As of the year ended December 31, 2003, our total losses on derivative instruments were $278,000, of which $178,000 was recorded in revenues, and $100,000 was recorded in financial expenses. As of December 31, 2003, the unrealized losses on forward contracts amounted to $950,000.

ITEM 12. Description of Securities Other Than Equity Securities

        Not applicable.

                                     PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

        Pursuant to the Israeli Securities Law, a company may not register its shares on any Israeli stock exchange unless its share capital consists of only one class of shares. Further, pursuant to the Israeli Securities Law, an Israeli company whose shares are traded on a stock exchange outside of Israel or on Nasdaq, may register its shares on an Israeli stock exchange under a simplified and expedited process. In connection with effectuating the dual registration of our ordinary shares on Nasdaq and the Tel Aviv Stock Exchange, we were required by the Israeli Securities Law to cancel all of our issued and outstanding deferred shares, by repurchasing such deferred shares. Accordingly, following approval by our audit committee, our board of directors, and our shareholders at our 2001 annual general meeting, we entered into an agreement pursuant to which we purchased 186,480 deferred shares from Mira Mag and 65,520 deferred shares from IAI for aggregate consideration equal to the aggregate nominal value of such deferred shares. Subsequent to such purchase, and following approval by our shareholders at our 2001 annual general meeting, we amended our articles of association to reclassify the deferred shares we purchased from Mira Mag and IAI and pursuant to the Companies Law, such shares are currently deemed dormant shares.

ITEM 15. Controls and Procedures

        During the year 2003, we carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-14 of the Securities Exchange Act of 1934. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us required to be included in our periodic SEC filings.

        There have been no significant changes in our internal controls or other factors which could significantly affect internal controls subsequent to the date we carried out the evaluation.

        It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

ITEM 16. [Reserved]

ITEM 16A. Audit Committee Financial Expert

        Our board of directors has determined that Jacob Nuss meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

ITEM 16B. Code of Ethics

        We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. The code of ethics is publicly available on our website at www.magal-ssl.com. Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C. Principal Accounting Fees and Services

Fees Paid to Independent Public Accountants

        The following table sets forth, for each of the years indicated, the fees paid to our independent public accountants and the percentage of each of the fees out of the total amount paid to the accountants.


                                             Year Ended December 31,
                                 -----------------------------------------------
                                         2002                    2003
                                 ----------------------  -----------------------
       Services Rendered           Fees     Percentages    Fees      Percentages
       ---------------------     --------   -----------  --------    -----------
       Audit (1)............     $191,345       60.5     $197,043        71.3
       Audit-related (2)....       18,006        5.7       14,695         5.3
       Tax (3)..............      106,799       33.8       64,738        23.4
       Other ...............            -          -            -           -
       Total ...............     $316,150      100.0     $276,476       100.0

--------------

(1) Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements.

(2) Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation and audits in connection with mergers, acquisitions and divestitures; employee benefit plans audits; and consultation concerning financial accounting and reporting standards.

(3) Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

Pre-Approval Policies and Procedures

        Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kasierer and their affiliates. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D. Exemptions from the Listing Requirements and Standards for Audit Committee

        Not applicable.

ITEM 16E. Purchase of Equity Securities by the Issuer and Affiliates and Purchasers

Issuer Purchase of Equity Securities

Not applicable.


                                    PART III

ITEM 17. Financial Statements

        We have responded to Item 18 in lieu of this item.

ITEM 18. Financial Statements

        The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. Exhibits

        The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below:

   Exhibit
     No.      Description
   -------    ----------------------------------------------------------------
    1.1*      Memorandum of Association of the Registrant
    1.2**     Articles of Association of the Registrant
    2.1***    Specimen Share Certificate for Ordinary Shares
    2.2****   The Registrant's Stock Option Plan (1993), as amended
    2.4*****  Form of Underwriters' Warrant Agreement
    2.5*****  Registration Rights Agreement, dated as of November 18, 1996, by and among the Registrant, Mira Mag Inc., Israel Aircraft
              Industries Ltd. and Jacob Even-Ezra
   10.1*****  Form of Underwriting Agreement
   21         List of Subsidiaries of the Registrant
   23.1       Consent of Kost Forer Gabbay & Kasierer
   31.1       Certification of Chief Executive Officer pursuant to Rule
              13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as
              amended.
   31.2       Certification of Chief Financial Officer pursuant to Rule
              13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as
              amended
                                       87

   Exhibit
     No.      Description
   -------    ----------------------------------------------------------------
   32.1       Certification of Chief Executive Officer pursuant to 18 U.S.C.
              1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
   32.2       Certification of Chief Financial Officer pursuant to 18 U.S.C.
              1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
---------------

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

                MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2003


                                 IN U.S. DOLLARS




                                      INDEX


                                                                        Page
                                                                        ----

 Report of Independent Auditors                                         F-2

 Consolidated Balance Sheets                                         F-3 - F-4

 Consolidated Statements of Income                                      F-5

 Statements of Changes in Shareholders' Equity and
     Comprehensive Income (Loss)                                        F-6

 Consolidated Statements of Cash Flows                               F-7 - F-8

 Notes to Consolidated Financial Statements                          F-9 - F-40


                                 - - - - - - - -

ERNST & YOUNG

                      o Kost  Forer  Gabbay  &  Kasierer
                        3 Aminadav St.                   o Phone: 972-3-6232525
                        Tel-Aviv 67067, Israel             Fax:   972-3-5622555






                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                           MAGAL SECURITY SYSTEMS LTD.


     We have audited the accompanying consolidated balance sheets of Magal Security Systems Ltd. ("the Company") and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.











                                            /s/Kost Forer Gabbay and Kasierer
                                               KOST FORER GABBAY & KASIERER
                                            A Member of Ernst & Young Global

Tel-Aviv, Israel
February 10, 2004
Except for Note 10e, for which the date is February 18, 2004
Except for Note 18, for which the date is April 28, 2004

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                 December 31,
                                                              ------------------
                                                                2002      2003
                                                              --------   -------
   ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                   $  2,519   $ 4,389
  Short-term bank deposits (Note 11c)                            3,708     5,750
  Restricted bank deposit                                            -     3,250
  Trade receivables (net of allowance for doubtful accounts
  - $ 150 in 2002 and $ 187 in 2003)                             9,133    14,885
  Unbilled accounts receivable                                   7,691     5,072
  Other accounts receivable and prepaid expenses                 2,256     3,332
  Deferred income taxes                                            602       979
  Inventories (Note 3)                                         *)8,112    11,777
                                                               -------   -------
Total current assets                                          *)34,021    49,434
-----                                                          -------   -------
LONG-TERM INVESTMENTS AND TRADE RECEIVABLES:
  Long-term trade receivables (Note 2g)                          1,510       300
  Long-term bank deposits                                        8,649     3,051
  Severance pay fund                                             1,724     1,960
                                                               -------   -------
Total long-term investments and trade receivables               11,883     5,311
-----                                                          -------   -------
PROPERTY AND EQUIPMENT, NET (Note 5)                           *)9,128    11,505
                                                               -------   -------
DEFERRED INCOME TAXES                                              511       335
                                                               -------   -------
INTANGIBLE ASSETS, NET (Note 6)                                    342       713
                                                               -------   -------
GOODWILL (Note 6)                                                3,856     4,145
                                                               -------   -------
Total assets                                                  $ 59,741   $71,443
-----                                                         ========   =======


*) Reclassified.





The accompanying notes are an integral part of the consolidated financial statements.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


                                                                        December 31,
                                                                    --------------------
                                                                       2002      2003
                                                                    ---------   --------
   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit (Note 7)                                   $  9,266    $ 12,597
  Current maturities of long-term loans (Note 9)                       1,091       3,841
  Trade payables                                                       4,192       5,077
  Other accounts payable and accrued expenses (Note 8)                 3,784       6,518
                                                                    --------    --------
Total current liabilities                                             18,333      28,033
-----                                                               --------    --------
LONG-TERM LIABILITIES:
  Unrealized losses on forward contracts                                   -         561
  Long-term loans (Note 9)                                             4,698       1,873
  Accrued severance pay                                                1,679       1,992
                                                                    --------    --------
Total long-term liabilities:                                           6,377       4,426
-----                                                               --------    --------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS):
  Share capital (Note 12): Ordinary shares of NIS 1 par value:
     Authorized: 19,748,000 shares at December 31, 2002 and 2003;
       Issued and outstanding: 7,666,370 and 8,035,779 shares at
       December 31, 2002 and 2003, respectively                        2,600       2,683
  Additional paid-in capital                                          21,791      24,098
  Deferred stock compensation                                             (3)          -
  Accumulated other comprehensive income (loss)                       (1,006)        479
  Retained earnings                                                   11,649      11,724
                                                                    --------    --------
Total shareholders' equity and comprehensive income (loss)            35,031      38,984
-----                                                               --------    --------
Total liabilities and shareholders' equity and
-----      comprehensive income (loss)                              $ 59,741    $ 71,443
                                                                    ========    ========




The accompanying notes are an integral part of the consolidated financial statements.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


                                                               Year ended December 31,
                                                      ------------------------------------------
                                                          2001           2002          2003
                                                      ------------   ------------  -------------
Revenues (Note 15 and 16)                              $    41,020   $    42,966   $    59,361
Cost of revenues                                            21,505        23,924        33,378
                                                       -----------   -----------   -----------
Gross profit                                                19,515        19,042        25,983
                                                       -----------   -----------   -----------
Operating expenses:
  Research and development, net (Note 17a)                   3,054         3,128         4,773
  Sales and marketing, net                                   7,933         8,642        11,585
  General and administrative                                 4,949         4,938         5,305
                                                       -----------   -----------   -----------
Total operating expenses                                    15,936        16,708        21,663
                                                       -----------   -----------   -----------
Operating income                                             3,579         2,334         4,320
Financial income (expenses), net (Note 17b)                     40           199        (1,003)
                                                       -----------   -----------   -----------
Income before taxes on income                                3,619         2,533         3,317
Taxes on income (Note 14)                                      452           645           913
                                                       -----------   -----------   -----------
Net income                                             $     3,167   $     1,888   $     2,404
                                                       ===========   ===========   ===========
Basic net earnings per share (Note 13)                 $      0.41   $      0.24   $      0.30
                                                       ===========   ===========   ===========
Diluted net earnings per share (Note 13)               $      0.40   $      0.23   $      0.30
                                                       ===========   ===========   ===========
  Weighted average number of Ordinary shares used in
  computing basic net earnings per share                 7,737,512     7,866,477     7,947,778
                                                       ===========   ===========   ===========

Weighted average number of Ordinary shares used in
computing diluted net earnings per share                 7,924,849     8,069,138     8,028,626
                                                       ===========   ===========   ===========




The accompanying notes are an integral part of the consolidated financial statements.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                           AND ITS SUBSIDIARTIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                Accumulated
                                                                                   other                   Total
                                                       Additional  Deferred     comprehensive           comprehensive     Total
                                   Deferred  Ordinary   paid-in     stock          income     Retained     income      shareholders'
                                    shares   shares     capital    compensation    (loss)      earnings    (loss)         equity
                                   --------- --------  ----------  ------------ ------------- --------- -------------- -------------
Balance as of January 1, 2001      $     72  $  2,478   $ 19,474    $    (58)    $  (715)      $ 9,648                 $ 30,899
 Dividend declared and paid               -         -          -           -           -          (942)                    (942)
 Exercise of share options                -        19        125           -           -             -                      144
 Exercise of warrants                     -        11        (11)          -           -             -                        -
 Purchase of deferred shares            (72)        -         11           -           -             -                      (61)
 Deferred stock compensation              -         -         34         (34)          -             -                        -
 Amortization of deferred stock
   compensation                           -         -          -          72           -             -                       72
 Stock dividend                           -        75      2,037           -           -        (2,112)                       -
 Comprehensive income:
   Net income                             -         -          -           -           -         3,167    $  3,167        3,167
   Foreign currency translation
    adjustments                           -         -          -           -        (579)            -        (579)        (579)
                                   --------  --------   --------    --------    --------      --------    --------     --------
 Total comprehensive income                                                                               $  2,588
                                                                                                          ========
 Balance as of December 31, 2001          -     2,583     21,670         (20)     (1,294)        9,761                   32,700
 Exercise of share options                -        13        125           -           -             -                      138
 Exercise of warrants                     -         4         (4)          -           -             -                        -
 Amortization of deferred stock
   compensation                           -         -          -          17           -             -                       17
 Comprehensive income:
   Net income                             -         -          -           -           -         1,888    $  1,888        1,888
   Foreign currency translation
    adjustments                           -         -          -           -         288             -         288          288
                                   --------  --------   --------    --------    --------      --------    --------     --------
 Total comprehensive income                                                                               $  2,176
                                                                                                          ========
 Balance as of December 31, 2002          -     2,600     21,791          (3)     (1,006)       11,649                   35,031
 Declared dividend                        -         -          -           -           -          (401)                    (401)
 Exercise of share options                -        30        432           -           -             -                      462
 Amortization of deferred stock
   compensation                           -         -          -           3           -             -                        3
 Stock dividend                           -        53      1,875           -           -        (1,928)                       -
 Comprehensive income:
   Net income                             -         -          -           -           -         2,404       2,404        2,404
   Unrealized losses on forward
    contracts, net                        -         -          -           -        (807)            -        (807)        (807)
   Foreign currency translation
    adjustments                           -         -          -           -       2,292             -       2,292        2,292
                                   --------  --------   --------    --------    --------      --------    --------     --------
 Total comprehensive income                                                                               $  3,889
                                                                                                          ========
 Balance as of December 31, 2003    $     -  $  2,683   $ 24,098  $        -    $    479      $ 11,724                 $ 38,984
                                    ======== ========    ========    ========    ========      ========                ========

The accompanying notes are an integral part of the consolidated financial statements.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                            Year ended December 31,
                                                        -------------------------------
                                                           2001       2002       2003
                                                        ---------   -------    --------
Cash flows from operating activities:
-------------------------------------
  Net income                                             $ 3,167    $ 1,888    $ 2,404
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
   Depreciation and amortization                           1,362      1,096      1,399
   Gain on sale of property and equipment                    (27)       (15)        (9)
   Accrued interest on short and long-term deposits           38       (508)      (199)
   Amortization of deferred stock compensation                72         17          3
   Increase in trade receivables                            (595)    (2,861)    (4,103)
   Decrease in related parties receivables                    65          1         28
   Decrease (increase) in unbilled accounts receivable    (3,151)    (2,101)     2,708
   Increase in other accounts receivable and prepaid
     expenses                                                 (4)    (1,822)      (836)
   Decrease (increase) in deferred income taxes             (136)       444        (88)
   Decrease (increase) in inventories                        766    *)  468     (2,586)
   Decrease (increase) in long-term trade receivables     (2,213)       705      1,210
   Increase (decrease) in other payables and accrued
   expenses                                                  682       (532)     1,727
   Increase (decrease) in trade payables                    (392)       786         10
   Accrued severance pay, net                                 (2)       (72)        77
                                                         -------    -------    -------
Net cash provided by (used in) operating activities         (368)  *)(2,506)     1,745
                                                         -------    -------    -------
Cash flows from investing activities:
-------------------------------------
  Purchase of short-term and long-term bank deposits        (674)         -          -
  Proceeds from short-term deposits                            -          -        505
  Proceeds from sale of property and equipment                48         35         33
  Purchase of property and equipment                      (1,158)  *)(1,527)    (3,194)
  Purchase of know-how and patents                           (18)       (14)       (48)
  Acquisition of activity regarding personal portable
   duress alarm system (a)                                     -          -       (902)
                                                         -------    -------    -------
Net cash used in investing activities                     (1,802)  *)(1,506)    (3,606)
                                                         -------    -------    -------


*) Reclassified.



The accompanying notes are an integral part of the consolidated financial statements.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                            Year ended December 31,
                                                        -------------------------------
                                                           2001       2002       2003
                                                        ---------   -------    --------
Cash flows from financing activities:
-------------------------------------
  Short-term bank credit, net                              1,085      3,911      3,098
  Proceeds from long-term bank loans                       1,350          -         43
  Principal payment of long-term bank loans                 (180)      (158)      (103)
  Purchase of deferred shares                                (61)         -          -
  Proceeds from exercise of employee stock options           144        138        462
  Dividend paid                                             (942)         -          -
                                                         -------    -------    -------
Net cash provided by financing activities                  1,396      3,891      3,500
                                                         -------    -------    -------
Effect of exchange rate changes on cash and cash
equivalents                                                  (67)       (98)       231
                                                         -------    -------    -------
Increase (decrease) in cash and cash equivalents            (841)      (219)     1,870
Cash and cash equivalents at the beginning of the year     3,579      2,738      2,519
                                                         -------    -------    -------
Cash and cash equivalents at the end of the year         $ 2,738    $ 2,519    $ 4,389
                                                         =======    =======    =======
Supplemental disclosures of cash flows activities:
--------------------------------------------------

  (i)Cash paid during the year for:

     Interest                                            $   925    $   932    $ 1,099
                                                         =======    =======    =======
     Taxes                                               $   202    $ 1,415    $ 1,544
                                                         =======    =======    =======
  (ii) Non-cash activities:
       Declared dividend                                 $     -    $     -    $   401
                                                         =======    =======    =======

 (a) Acquisition of activity regarding personal portable duress alarm system:

       Net fair value of the assets acquired at the
        acquisition date was as follows:
          Inventory                                                            $   376
          Property and equipment                                                    90
          Technology                                                               436
                                                                               -------
                                                                                   902
                                                                               =======


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

NOTE 1:- GENERAL

          a. Magal Security Systems Ltd. ("the Company") and its subsidiaries are engaged in the development, manufacturing and marketing of computerized security systems used to automatically detect and deter human intrusion for both civilian and military markets in Israel and throughout the world. A majority of the Company's sales is generated in the U.S.A., Canada, Europe and Israel.

               As for major customer data, see Note 16b.

          b. Acquisition of activity in the field of Personal Emergency locating systems:

               On July 1, 2003, the Company's subsidiary acquired the business activity of Dominion Wireless Inc. ("DW") for an aggregate purchase price of $ 902, out of which $ 74 is attributed to purchase costs.

               As of December 31, 2003, the total purchase price was fully paid in cash. DW will be entitled to an "earn out" of 50% of operating income related to the acquired activity. When the contingency is resolved and additional consideration, if any, is distributable, the Company will record the amounts as additional consideration for the acquisition.

               DW developed, manufactured, sold and supported personal duress alarm systems that locate an individual with accuracy and reliability in correctional and other institutions.

               The acquisition of the business activity of DW has expanded the product line of the Company and enables the Company to offer its customers a comprehensive range of security systems.

               The acquisition was accounted for using the purchase method of accounting as determined in Statement of the Financial Accounting Standards Board ("FASB") No. 141, "Business Combinations", and accordingly, the purchase price has been allocated to the assets acquired based on the estimated fair value at the date of acquisition.

               Based  upon  a  valuation  of  tangible  and  intangible   assets
               acquired, the Company's subsidiary allocated the total cost of the acquisition, as follows:

                  Inventory                        $ 376
                  Property and equipment              90
                  Technology                         436
                                                   -----
                                                   $ 902
                                                   =====

               The amount of the excess cost attributable to the technology was determined using the income approach on the basis of the present value of cash flows attributable to the intellectual property over its expected future life.

               The  amount   allocated   to   technology   is   amortized  on  a
               straight-line basis over a period of 8 years.

               The operations of DW are included in the consolidated statements since July 1, 2003.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

               The unaudited pro forma information below assumes that the acquisition had been consummated on January 1, 2002 and 2003, and includes the effect of amortization of intangible assets from that date. This data is presented for information purposes only and is not necessarily indicative of the results that would have been achieved had the acquisition taken place on those dates. The pro forma information is as follows:

                                                     Year ended December 31,
                                                  ------------------------------
                                                      2002             2003
                                                  -------------    -------------
                                                            Unaudited
                                                  ------------------------------
                  Revenues                         $   47,474       $   59,933
                                                  =============    =============
                  Net income                       $      579       $    1,910
                                                  =============    =============
                  Basic net earnings per share     $     0.07       $     0.24
                                                  =============    =============
                  Diluted net earnings per share   $     0.07       $     0.24
                                                  =============    =============

          c.   Inventories write-off:

               The Company periodically assesses the valuation of its inventories with respect to slow-moving items, revenue forecasts and technological obsolescence. When inventories on hand exceed the foreseeable demand or become obsolete, the value of excess inventory, is written off.

               During 2001, 2002 and 2003, the Company recorded inventories write-offs in a total amount of $ 808, $ 244 and $ 601, respectively.

          d. The Company depends on limited sources for components and if it is unable to obtain these components when needed, it will experience delays in manufacturing its products and the financial results may be adversely affected.


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

          The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

          a.   Use of estimates:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          b.   Financial statements in U.S. dollars:

               The majority of the revenues, of the Company and certain of its subsidiaries is generated in U.S. dollars ("dollar"). The Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of the Financial Accounting Standards Board ("FASB") No. 52, "Foreign Currency Translation". All transaction gains and losses from the remeasured monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

               The financial statements of certain foreign subsidiaries whose functional currency is not the dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of income amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

          c.   Principles of consolidation:

               The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

          d.   Cash equivalents:

               Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

          e.   Short-term, long-term bank deposits and structured note:

               Short-term bank deposits have maturities of more than three months and less than one year. Deposits are presented at their cost, including accrued interest. As of December 31, 2003, the deposits are in dollars and bear interest at a weighted average rate of 4.1%

               A bank deposit structured note with maturity of more than one year is included in long-term investments. This structured note is based on the changes in the LIBOR rate. As of December 31, 2003, total interest amounted to $ 50. The structured note is accounted for in accordance with the provisions of FASB Emerging Issues Task Force Issue No. 96-12, "Recognition of Interest Income and Balance Sheet Classification of Structured Notes" (EITF No. 96-12").

          f.   Inventories:

               Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence.

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

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Finished products - on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

          g.   Long-term trade receivables:

               Long-term receivables from extended payment agreements are recorded at estimated present value determined based on current rates of interest and reported at the net amounts in the accompanying financial statements. Imputed interest is recognized, using the effective interest method as a component of financial income in the statements of income.

          h.   Property and equipment:

               Property and equipment are stated at cost, net of accumulated depreciation.

               Depreciation is computed by the straight-line method over the estimated useful lives of the assets as follows:

                                                                %
                                                    -------------------------
                 Buildings                                      4
                 Machinery and equipment              10-33 (mainly at 10)
                 Motor vehicles                                15
                 Promotional display                          25-50
                 Office furniture and equipment               6-33
                                                      Over the term of the
                 Leasehold improvements                       lease

          i.   Impairment of long-lived assets:

               The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long- Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2001, 2002 and 2003, no impairment losses were recognized.

          j.   Intangible assets:

               Intangible assets subject to amortization that arose from acquisitions prior to July 1, 2001, are being amortized on a straight-line basis over their useful life in accordance with APB Opinion No. 17, "Intangible Assets" ("APB No. 17").

               Intangible assets acquired in a business combination for which the date is on or after July 1, 2001, should be amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142").

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                           AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Know-how is amortized over 8 to 10 years, and patents are amortized over a period of 10 years. Know-how includes know-how of a taut wire perimeter intrusion detection line and know-how of the VMD system.

               Registered patents to protect proprietary technology incorporated in the Company's products and unauthorized use of our proprietary technology by third parties.

               Technology in the field of portable duress alarm systems enables the Company to produce premier personal emergency location systems.

          k.   Goodwill:

               Goodwill represents excess of the costs over the net fair value of the assets of the businesses acquired. Goodwill that arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over a period of 15 years. Under SFAS No, 142, goodwill acquired in a business combination on or after July 1, 2001, shall not be amortized.

               SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows, and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reportable units.

               In accordance with Accounting Principles Board ("APB") Opinion No. 20, "Accounting Changes", the effect of these accounting changes is reflected prospectively. Supplemental comparative disclosure, as if the change had been retroactively applied, is as follows (in thousands, except per share data):

                                                                     Year ended December 31,
                                                             -----------------------------------------
                                                                 2001           2002          2003
                                                             ------------   ------------   -----------
                Net income:
                   Reported net income                        $    3,167     $    1,888     $   2,404
                   Goodwill amortization                             404            -              -
                                                             ------------   ------------   -----------
                 Adjusted net income                          $    3,571     $    1,888     $   2,404
                                                             ============   ============   ===========
                 Reported basic net earnings per share        $     0.41     $     0.24     $    0.30
                                                             ============   ============   ===========
                 Reported diluted net earnings per share      $     0.40     $     0.23     $    0.30
                                                             ============   ============   ===========
                 Goodwill amortization                        $     0.05     $        -     $       -
                                                             ============   ============   ===========
                 Adjusted basic net earnings per share        $     0.46     $     0.24     $    0.30
                                                             ============   ============   ===========
                 Adjusted diluted net earnings per share      $     0.45     $     0.23     $    0.30
                                                             ============   ============   ===========

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          l.   Research and development costs:

               Research and development costs, net of grants received, are charged to the statement of income as incurred.

          m.   Warranty costs:

               The Company provides a warranty for up to 12 months, at no extra charge. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of units, historical rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

               Changes in the Company's warranty allowance during the period are as follows:

                                                         Year ended December 31,
                                                         -----------------------
                                                             2002      2003
                                                          --------  ---------

               Balance at the beginning of the year        $  174    $  159
               Warranties issued during the year              237       203
               Settlements made during the year              (238)     (159)
               Changes in liability for pre-existing
                 warranties during the year including
                 expirations                                  (14)       (2)
               Foreign currency translation adjustment          -        13
                                                          --------  ---------
               Balance at the end of the year              $  159    $  214
                                                          ========  =========

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

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Revenues from long-term projects are recognized in accordance with Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1"), using contract accounting on a percentage of completion method, based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract and in accordance with the "Input Method". Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2003, no such estimated losses were identified.

               The  Company  applies  contract   accounting  for  the  following
               reasons:

               Projects for construction of Perimeter  Systems require planning,
               development,   manufacture  and  installation  of  the  Perimeter
               System, in accordance with the customer's security requirements.

               The project includes various components, e.g. planning of the Perimeter System in accordance with technical specifications, manufacture of the Perimeter System, installation of the Perimeter System on-site and installation of electronic parts on-site.

               According to ("SOP 81-1"), costs that are incurred for a specific anticipated contract are being deferred, subject to evaluation of their probable recoverability, and only if the costs can be directly associated with a specific anticipated contract.

               Revenues from products are recognized in accordance with Staff Accounting Bulleting No. 104, "Revenue Recognition" ("SAB No. 104") when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable and collection is probable.

               Deferred   revenues   include  unearned  amounts  received  under
               maintenance contracts but not yet recognized as revenues.

               In November 2002, Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables". EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 are applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Additionally, companies will be permitted to apply the consensus guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes". The adoption of EITF Issue No. 00-21 did not have a material impact on the Company's financial position, cash flows or results of operations.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          p.   Advertising expenses:

               Advertising expenses are charged to the statement of income as incurred. Advertising expenses for the years ended 2001, 2002 and 2003, were $ 349, $ 372 and $ 422, respectively.

          q.   Concentrations of credit risk:

               Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term bank deposits, trade receivables and long-term trade receivables.

               The majority of the Company's cash and cash equivalents, short-term and long-term bank deposits are invested in major Israeli and U.S. banks. Such deposits in U.S. banks may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

               The trade receivables of the Company and its subsidiaries are derived from sales to large and solid organizations located mainly in Israel, the United States, Canada and Europe. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection and by a general reserve. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

               For derivative instruments, see Note 2v.

          r.   Stock-based compensation:

               The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44"), in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

               Proforma information regarding net income and net earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the grant date using a Black and Scholes option pricing model with the following weighted-average assumptions for 2000 and 2001: risk-free interest rates of 5% and 3%, respectively, dividend yields of 3% for each year, a volatility factor of the expected market price of the Company's Ordinary shares of 0.556 and 0.628, respectively, and a weighted average life of the option of two years.

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

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Proforma information under SFAS No. 123:

                                                                     Year ended December 31,
                                                            -----------------------------------------
                                                                2001           2002          2003
                                                            ------------   ------------   -----------
                Net income as reported:                      $    3,167     $    1,888     $   2,404
                  Add - stock based compensation as
                    reported                                         72             17             3
                  Deduct - total stock-based
                    compensation determined under fair
                    value method                                   (238)          (246)         (111)
                                                            ------------   ------------   -----------
                Proforma net income                          $    3,001     $    1,659     $   2,296
                                                            ============   ============   ===========
                Proforma basic net earnings per share        $     0.40     $     0.22     $    0.29
                                                            ============   ============   ===========
                Proforma diluted net earnings per share      $     0.39     $     0.22     $    0.29
                                                            ============   ============   ===========

          s.   Royalty-bearing grants:

               Royalty-bearing grants from the Government of Israel for funding research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a reduction of research and development costs. Research and development grants recognized amounted to $ 0, $ 318 and $ 128 in 2001, 2002 and 2003, respectively.

               The Company also received royalty-bearing grants from the Fund for Encouragement of Marketing Activity. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of sales and marketing expenses. Total grants recognized amounted to $ 0, $ 42 and $ 40 in 2001, 2002 and 2003, respectively.

          t.   Severance pay:

               The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for its employees in Israel is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

               The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

               Severance expenses for the years ended December 31, 2001, 2002 and 2003, amounted to approximately $ 241, $ 60 and $ 313, respectively.

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

               The carrying amount of the Company's long-term trade receivables and long-term deposits approximate their fair value. The fair value was estimated using discounted cash flows analyses, based on the Company's investment rates for similar type of investment arrangements.

               Long-term loans are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. As of December 31, 2002, the carrying amount of the Company's long-term borrowing approximates its fair value. As of December 31, 2003, the fair value of the Company's long-term borrowing was $ 5,564, compared to the carrying amount of $ 5,714.

               As for derivative instruments, see Note 2v, below.

          v.   Derivative instruments:

               Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

               For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               To protect against changes in the value of forecasted foreign currency translations and balances, the Company has instituted a foreign currency hedging program. The Company hedges portions of its forecasted cash flows and balances denominated in foreign currencies with forward contracts.

               During 2003, the Company entered into forward contracts to hedge a portion of Euro revenues. These forward contracts are designated as cash flows hedges, as defined by SFAS No. 133, as amended, and are all highly effective as hedges of these revenues. The effective portion of the gain or loss on derivative instruments that hedges future revenues is included in revenues and in financial expenses in the statements of income.

               As of the year ended December 31, 2003, the total losses on derivative instruments amounted to $ 278, of which $ 178 was recorded in revenues, and $ 100 was recorded in financial expenses.

               As of December 31, 2003, the unrealized losses on forward contracts amounted to $ 950.

          w.   Basic and diluted earnings per share:

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

          x.   Reclassification:

               Certain amounts from prior years have been reclassified to conform to the current year's presentation. The reclassification had no effect on previously reported net loss, shareholders' equity or cash flows. The Company reclassified inventory to property and equipment in the amount of $ 139.

          y.   Impact of recently issued accounting standards:

               In January 2003, the FASB issued FASB Interpretation 46 ("FIN 46"), "Consolidation of Variable Interest Entities". FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements", for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest ("variable interest entities"). Variable interest entities within the scope of FIN 46 will be required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company is in the process of determining what impact, if any, the adoption of the provisions of FIN 46 will have on its financial condition or results of operations. Certain transitional disclosures required by FIN 46 in all financial statements initially issued after January 31, 2003, have been included in the accompanying financial statements. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have material impact on its consolidated financial statements.

               In April 2003, the FASB issued SFAS No. 149 ("SFAS No. 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies (1) the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of FASB Statement No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 amends SFAS No. 133 to reflect decisions made (1) as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, (2) in connection with other projects dealing with financial instruments, and (3) regarding implementation issues related to the application of the definition of a derivative.
               SFAS No. 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively.

               Generally, SFAS No 149 improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly and (2) clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is not expected to have a material impact on the Company's financial statements.

               In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. The Company does not expect that the adoption of this standard will have a material effect on its financial position or results of operations.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 3:- INVENTORIES

                                                          December 31,
                                                 -------------------------------
                                                     2002             2003
                                                 --------------   --------------
            Raw materials                          $    4,702       $    6,843
            Work in progress                            1,242            2,513
            Finished products                      *)   2,168            2,421
                                                  -------------    -------------
                                                   $*)  8,112       $   11,777
                                                  =============    =============
            *) Reclassified.


NOTE 4:- LONG-TERM TRADE RECEIVABLES

     The Company signed an agreement with a customer, according to which the payments schedule is for a period ending in February 2005.

     As of December 2003, the aggregate annual maturities of the long-term trade receivables are as follows:

             2004                                $1,284
             2005                                   300
                                                 -------
                                                  1,584
             Less - current maturities            1,284
                                                 -------
                                                 $  300
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

NOTE 5:- PROPERTY AND EQUIPMENT

          a.   Comprised as follows:

                                                           December 31,
                                                       --------------------
                                                         2002       2003
                                                       ---------  ---------

                    Cost:
                        Land and buildings               $ 7,846   $ 8,215
                        Machinery and equipment          *)3,545     6,253
                        Motor vehicles                     1,333     1,414
                        Promotional display                2,895     3,659
                        Office furniture and equipment     2,186     2,609
                        Leasehold improvements                23        23
                                                         -------   -------
                                                        *)17,828    22,173
                                                         -------   -------
                    Accumulated depreciation:
                        Buildings                          1,744     2,098
                        Machinery and equipment            2,416     2,940
                        Motor vehicles                       608       738
                        Promotional display                2,229     2,891
                        Office furniture and equipment     1,682     1,980
                        Leasehold improvements                21        21
                                                         -------   -------
                                                           8,700    10,668
                                                         -------   -------
                    Depreciated cost                    $*)9,128   $11,505
                                                        ========   =======

                  *) Reclassified.

          b. Depreciation expenses amounted to $ 858, $ 1,014 and $ 1,241 for the years ended December 31, 2001, 2002 and 2003, respectively.

          c.   As for charges, see Note 11.


NOTE 6:- GOODWILL AND OTHER INTANGIBLE ASSETS, NET

          a.   Intangible assets:

                                                          December 31,
                                                 ------------------------------
                                                     2002             2003
                                                 -------------    -------------
                   Original amounts:
                     Know-how                     $   1,502        $   1,502
                     Patents                          1,913            2,381
                     Technology                           -              436
                                                 -------------    -------------
                                                      3,415            4,319
                                                 -------------    -------------
                   Accumulated amortization:
                     Know-how                         1,267            1,342
                     Patents                          1,806            2,237
                     Technology                           -               27
                                                 -------------    -------------
                                                      3,073            3,606
                                                 -------------    -------------
                   Amortized cost                 $     342        $     713
                                                 =============    =============

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 6:- GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

               Amortization expenses related to intangible assets amounted to $ 100, $ 82 and $ 137 for the years ended December 31, 2001, 2002 and 2003, respectively.

          b. Estimated amortization of the intangible assets for the years ended:

                                                   December 31,
                                                 ---------------
                2004                                     143
                2005                                     137
                2006                                     129
                2007                                      75
                2008 and thereafter                      229
                                                 ---------------
                                                         713
                                                 ===============

          c.   Goodwill:

                                                         December 31,
                                                -------------------------------
                                                     2002             2003
                                                --------------   --------------
                Original amounts                 $   5,443        $   5,908
                Accumulated amortization             1,587            1,763
                                                --------------   --------------
                                                 $   3,856        $   4,145
                                                ==============   ==============

               Amortization expenses amounted to $ 404, $ 0 and $ 0 for the years ended December 31, 2001, 2002 and 2003, respectively.


NOTE 7:- SHORT-TERM BANK CREDIT

          a. As of December 31, 2003, the Company and its subsidiaries have authorized credit lines totaling $ 27,800, and unused credit lines in the amount of $ 3,748.

               The Company has undertaken to maintain the following financial ratios and terms in respect of its short-term and long-term bank credit and loans:

               1. A ratio of at least 40% of shareholders' equity out of the total assets.

               2.   Minimal annual net income in the amount of $ 1,000.

               3. That the same shareholders maintain the core of control in the Company.

               As of December 31, 2003, the Company was in compliance with these ratios and terms.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 7:- SHORT-TERM BANK CREDIT (Cont.)

          b.
                                                      Interest rate             December 31,
                                         Linkage   ---------------------  ---------------------------
                                           terms       2002       2003         2002           2003
                                        ---------- ---------- ----------  ------------   ------------
                                                             %
                                                   ---------------------
                  Short-term bank loan    U.S. $      2.28       2.68       $  500        $    500
                  Short-term bank loan    U.S. $      3.17       3.06        4,600           3,800
                  Short-term bank loan  Canadian $    5          5.01          843           1,684
                  Short-term bank loan    NIS        10.24       6.83        3,323           6,613
                                                                          ------------   ------------
                                                                            $9,266        $ 12,597
                                                                          ============   ============

          c.   As for charges, see Note 11.


NOTE 8:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                           December 31,
                                                   ----------------------------
                                                       2002           2003
                                                   --------------  ------------
            Employees and payroll accruals          $    1,414     $    1,951
            Accrued expenses                             1,922          2,116
            Deferred revenues                               84            324
            Unrealized losses on forward contracts           -            489
            Declared dividend                                -            401
            Income tax payable                             124            641
            Other                                          240            596
                                                   --------------  ------------
                                                    $    3,784     $    6,518
                                                   ==============  ============

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 9:- LONG-TERM LOANS

                                        Interest rate           December 31,
                        Linkage   ------------------------ ---------------------
                         terms       2002         2003        2002        2003
                       ---------- -----------  ----------- ---------- ----------
                                             %
                                  ------------------------
   Bank (1)             U.S. $       4.60         4.60      $  2,500   $  2,500
   Bank (2)             U.S. $       4.60         4.60           250        250
   Bank (3)             U.S. $       2.87         2.87           500        500
   Bank (4)             U.S. $       5.66         5.66           500        500
                                                           ---------- ----------
                                                               3,750      3,750
   Mortgage payable (5) U.S. $       8.25         8.25         2,039      1,964
                                                           ---------- ----------
                                                               5,789      5,714
   Less - current maturities                                   1,091      3,841
                                                           ---------- ----------
                                                            $  4,698   $  1,873
                                                           ========== ==========

          As for financial ratios and terms in respect of long-term loans, see also Note 7a.

          As for charges, see Note 11.

          As of December 2003, the aggregate annual maturities of the long-term loans are as follows:

                                                            2004      $3,841
                                                            2005       1,873
                                                                     -------
                                                                      $5,714
                                                                     =======

          (1) Interest on the outstanding balance is due monthly. The loan is due in one installment on April 1, 2004.

          (2) Interest on the outstanding balance is due each quarter. The loan is due in one installment on April 2, 2004.

          (3)  The loan is due on April 15, 2004.

          (4)  The loan is due on April 15, 2004.

          (5) The loan is due in 18 quarterly installments of $ 64.7 each, commencing from February 28, 2001 and thereafter, until a final payment of $ 1,807 on November 30, 2005.

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

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

          a.   Royalty commitments to the Chief Scientist:

               The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through 2003, the Company had obtained grants from Office of the Chief Scientist of Israel's Ministry of Industry and Trade ("the OCS") of $ 128 for certain research and development projects of the Company. The Company is obligated to pay royalties to the OCS, amounting to 3%-5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and grants received after January 1, 1999 will also bear interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

               Royalties paid amounted to $ 0, $ 131 and $ 80 for the years ended December 31, 2001, 2002 and 2003, respectively.

               As of December 31, 2003, the Company had remaining contingent obligations to pay royalties in the amount of approximately $ 1,700 upon the successful sale of products developed using such research and development programs sponsored by the Chief Scientist.

          b. The Israeli Government, through the Fund for the Encouragement of Marketing Activities, awarded the Company grants for participation in expenses for foreign marketing. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount of the grants received.

               Grants received for the years up to and including 2003, amounted to $ 253 and royalties paid during 2001, 2002 and 2003, amounted to $ 104, $ 53 and $ 0, respectively. As of December 31, 2003, the aggregate contingent obligation amounted to $ 96.

          c.   Lease commitments:

               The Company and its subsidiaries rent their facilities and some of their motor vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2008.

               Future  minimum  lease  payments   under   non-cancelable   lease
               agreements as of December 31, are as follows:

                 2004                $   357
                 2005                    329
                 2006                    170
                 2007                    129
                 2008                     99
                                    ---------
                                     $ 1,084
                                    =========

               Total rent expenses for the years ended  December 31, 2001,  2002
               and  2003,   were   approximately   $  122,  $  183  and  $  368,
               respectively.

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

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

          d.   Guarantees:

               1. As of December 31, 2003, the Company and its subsidiaries obtained bank performance guarantees and advance payment guarantees from several banks mainly in Israel in the amount of $ 3,714.

               2.   As  of  December  31,  2003,   the  Company   obtained  bank
                    guarantees in an amount of $ 1,964, in order to secure mortgage payable by a subsidiary.

               3. As of December 31, 2003, the Company and its subsidiaries issued a letter of credit in the amount of $ 278, as per the suppliers' demand.

          e.   Legal proceedings:

               In June 2000, Rapiscan Security Products Inc. ("Rapiscan") filed a lawsuit against the Company claiming sums allegedly due to Rapiscan in the context of an agreement between Rapiscan and the Company amounting to $ 1,600. The Company filed a counter-claim in the amount of approximately $ 1,350. The financial statements as of December 31, 2003 include a liability to pay Rapiscan of approximately $ 1,000, as estimated by the Company's management (see also Note 18b).

               In April 2003, a competitor filed a civil action suit against the Company and others. The plaintiff alleged that its failure in the field trials of the perimeter systems executed by the MOD during 1996-1997, resulted from intentional damage to its fence and diversion of the results of certain intrusion tests made by a former employee of Magal, who was then a soldier in the IDF. The plaintiff alleged that the Company was the employer of this employee during 1995 and the Company still employed him as an agent during the field trials. The plaintiff requested the courts to annul the field trial and for approximately $ 730 in damages. The Company denied all of the above allegations and claimed that the plaintiff's perimeter system failure was not the result of the former employee's actions. According to its legal counsel, the Company had valid grounds for defense against the aforementioned claims and, therefore, no provision was recorded in the financial statements. The action is in the preliminary stage.

          f. In July 2003, the Company's subsidiary acquired the business activity of DW. According to the agreement, the Company's subsidiary paid $ 902 and, in addition, over the next two and a half years, DW will be entitled to an "Earn Out" of 50% of operating profits related to the acquired activity (see Note 1b).


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

NOTE 11:- CHARGES (Cont.)

          d. The Company's subsidiary has two bank loans in the aggregate amount of $ 1,000 due on April 15, 2004, collateralized by substantially all of the subsidiary's assets, and a $ 1,964 mortgage note payable, collateralized by a first mortgage on the land and building.


NOTE 12:- SHAREHOLDERS' EQUITY

          a.   Pertinent rights and privileges conferred by Ordinary shares:

               The Ordinary shares of the Company are listed for trade on NASDAQ National Market and in Israel, on the Tel-Aviv Stock Exchange ("TASE"). The Ordinary shares confer upon their holders the right to receive notice to participate and vote in the general meetings of the Company and the right to receive dividends, if declared.

          b.   Deferred shares:

               Prior to the Company's initial public offering in 1993, the Company's existing shareholders agreed to put into escrow 252,000 of the Ordinary shares held by them and to convert all, or a portion, of such escrowed shares into "Deferred shares", in the event (after taking into account the effect of the stock dividend) that specified audited after tax net income levels were not achieved by the Company in each of the three fiscal years in the period ended December 31, 1995.

               Since the Company did not achieve such levels of net income, 252,000 Ordinary shares have been converted into Deferred shares of NIS 1 par value each. The Deferred shares entitle their holders, upon the liquidation of the Company, to the par value of these shares, but confer no other rights.

               During 2001, the Company listed its shares for trade on the Tel-Aviv Stock Exchange. Pursuant to the Israeli Securities Law, the Company was required to purchase its Deferred shares. The annual general meeting that was held on May 16, 2001 approved the purchase of 252,000 Deferred shares by the Company at their nominal value.

          c.   Stock Option Plan:

               On February 25, 1993, the Company's Board of Directors authorized a stock option plan ("the plan"), under which options may be granted to employees, directors, officers and consultants of the Company or its subsidiaries.

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

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

               During 2000, the Company's Board of Directors and the general meeting of shareholders, also approved an increase in the number of options that may be granted to employees by 250,000 options, and during 2002, was increased by an additional 500,000 options.

               On October 27, 2003, the Company's Board of Directors approved the 2003 Israeli Share Option Plan ("the 2003 plan"). The Board has elected to allot the options under Israel's capital gain tax treatment. Until December 31, 2003, the Company did not grant any stock options under the 2003 plan.

               Under the 2003 plan, stock options will be periodically granted to employees, directors, officers and consultants of the Company or its subsidiaries, in accordance with the decision of the Board of Directors of the Company (or a committee appointed by it). The Board of Directors has the authority to determine the number of options, if any, which will be granted to each of the aforementioned, the dates of the grant of such options, the date of their exercise as well as their rate of conversion into shares in respect of each stock option, and the purchase price thereof. Subject to shareholder approval, the plan will be effective for ten years and shall terminated on October 2013.

               A summary of the Company's stock options activities in 2001, 2002 and 2003, is as follows:

                                                                 Options outstanding
                                        ---------------------------------------------------------------------
                                                                                    Weighted   Market price of
                                                     Number of        Range of      average     the Company's
                                         Available    options         exercise      exercise    shares at the
                                         for grant  outstanding        price          price    date of grant
                                         ---------  -----------        -----          -----    -------------
   Balance at January 1, 2001            316,200     257,300       $     2-2.36     $    2.09     $    -
   Options granted                      (234,400)    234,400       $  2.43-5.62     $    5.27     $ 5.42
   Options exercised                           -     (79,300)      $     1.61-2     $    1.80     $    -
                                         -------     -------       ------------                   ------
   Balance at December 31, 2001           81,800     412,400       $  1.61-5.62     $    3.93     $    -
   Options available for grant           500,000           -       $          -     $       -     $    -
   Options forfeited                       1,648      (1,648)      $          -     $       -     $    -
   Options granted upon stock dividend     2,454      11,232       $          -     $       -     $    -
   Options exercised                           -     (63,750)      $     2-2.36     $    2.17     $    -
                                         -------     -------       ------------                   ------
   Balance at December 31, 2002          585,902     358,234       $  1.61-5.62     $    4.23     $    -
   Options forfeited                       7,828      (7,828)      $          -     $       -     $    -
   Options granted upon stock dividend    17,812      10,256       $          -     $       -     $    -
   Options exercised                           -    (137,446)      $  1.61-5.62     $    3.55     $    -
                                         -------     -------       ------------                   ------
   Balance at December 31, 2003          611,542     223,216       $  2.29-5.62     $    4.61     $    -
                                         =======     =======       ============     =========     ======

               The weighted average fair values of options granted during the years ended December 31, 2001, 2002 and 2003, were:

                                                       For exercise price on the grant date that:
                                            ----------------------------------------------------------------
                                                 Equals market price             Less than market price
                                            -----------------------------    -------------------------------
                                               Year ended December 31,           Year ended December 31,
                                            -----------------------------    -------------------------------
                                              2001       2002      2003       2001       2002        2003
                                            --------   --------   -------    -------    -------   ----------
                 Weighted average             $5.62     $   -      $   -      $  2.69    $   -     $    -
                   exercise prices          ========   ========   =======     =======    =======   ==========
                 Weighted average fair
                   value on grant date        $2.04     $   -      $   -      $  1.91    $   -     $    -
                                            ========   ========   =======     =======    =======   ==========

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

               The options outstanding as of December 31, 2003 have been separated into ranges of exercise price as follows:

                       Options
                     outstanding         Weighted
                   and exercisable        average         Weighted
                        as of            remaining         average
                    December 31,        contractual       exercise
                        2003           life (years)         price
                 ------------------- ----------------- ---------------
                       6,365               0.48           $   2.29
                      53,045               1.01           $   2.36
                      11,670               2.26           $   2.89
                     152,136               2.49           $   5.62
                    ----------
                     223,216                              $   4.61
                    ==========                            ========

               84,000, 118,450 and 223,216 options were exercisable on December 31, 2001, 2002 and 2003, respectively, with a weighted average exercise price of $ 1.93, $ 2.14 and $ 4.61, respectively.

               The total employee stock compensation expenses recorded in 2001, 2002 and 2003, were $ 72, $ 17 and $ 3, respectively, and were amortized based on the vesting period.

          d.   Dividends:

               Dividends, if any, will be declared and paid in dollars. The Company has determined that it will not distribute dividends out of tax-exempt profits.

               In 2001, the Company's Board of Directors decided on a dividend of $ 0.13 per share for the year 2001.

               In December 2003, the Company's Board of Directors decided on dividend of $ 0.05 per share for the year 2003. A total of $ 401 was paid in January 2004.

          e.   Warrants to underwriters:

               In connection with the 1997 Offering, the Company issued to the underwriters, 200,000 warrants to purchase 200,000 Ordinary shares of the Company. The warrants were initially exercisable at an exercise price of 120% of the 1997 Offering price per share ($ 5.50) for a period of four years, commencing one year from the date of the 1997 Offering. As of December 31, 2002, all 200,000 warrants were exercised on a net cash basis and 60,703 Ordinary shares of NIS 1 par value were issued.

          f. The Company's Board of Directors decided on a distribution of stock dividend of 3% in May 2002 and 2003. All net earnings per share data have been retroactively adjusted to reflect the stock dividend.

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

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

          h.   Accumulated other comprehensive income:

                                                             Year ended December 31,
                                                    ------------------------------------------
                                                        2001           2002           2003
                                                    -------------  -------------  ------------
          Foreign currency translation adjustments   $   (1,294)    $   (1,006)    $    1,286
          Unrealized losses on forward contracts,
            net                                               -              -           (807)
                                                    -------------  -------------  ------------
                                                     $   (1,294)    $   (1,006)    $      479
                                                    =============  =============  ============


NOTE 13:- NET EARNINGS PER SHARE

          The following table sets forth the computation of basic and diluted net earnings per share:

                                                                    Year ended December 31,
                                                           ------------------------------------------
                                                               2001           2002           2003
                                                           -------------  -------------  ------------
            Numerator:
            Net income                                      $    3,167     $    1,888     $    2,404
                                                           =============  =============  ============
            Denominator:
            Denominator for basic earnings per share -
              weighted-average number of shares
              outstanding                                    7,737,512      7,866,477      7,947,778
            Effect of diluting securities:
            Employee stock options and warrants to
              underwriters                                     187,337        202,661         80,848
                                                           -------------  -------------  ------------
            Denominator for diluted net earnings per
              share - adjusted weighted average shares
              and assumed conversions                        7,924,849      8,069,138      8,028,626
                                                           =============  =============  ============
            Basic net earnings per share                    $     0.41     $     0.24     $     0.30
                                                           =============  =============  ============
            Diluted net earnings per share                  $     0.40     $     0.23     $     0.30
                                                           =============  =============  ============

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

NOTE 14:- TAXES ON INCOME

          a. Tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959, ("the law"):

               The  Company  has  been   granted  the  status  of  an  "Approved
               Enterprise" under the law. Currently, there are three expansion programs under which the Company is entitled to tax benefits:

               1. In 1992, a program of the Company was granted the status of an "Approved Enterprise". The Company has elected to enjoy the "alternative benefits" track - waiver of grants in return for tax exemption - and, accordingly, the Company's income from the second program was tax-exempt for a period of four years, and was subject to a reduced tax rate of 15%-25% for a period ranging between three to six years (depending on the percentage of foreign ownership of the Company).

                    The period of benefits under this program began in 1994 and terminated in 2003.

                    The Company received final approval for this expansion.

               2. On March 18, 1997, a program of the Company was granted the status of an "Approved Enterprise". The Company elected to enjoy the "alternative benefits" track - waiver of grants in return for tax exemption and accordingly, the Company's income from this program was tax-exempt for a period of four years, and is subject to a reduced tax rate of 15%-25% for a period ranging between three to six years (depending on the percentage of foreign ownership of the Company).

                    The Company had completed its investment program and, accordingly, the period of benefits under this program began in 1998 and will terminate in 2007.

               3. On August 13, 2001, a program of the Company was granted the status of an "Approved Enterprise". The Company elected to enjoy the "alternative benefits" track - waiver of grants in return for tax exemption - and, accordingly, the Company's income from this program is tax-exempt for a period of two years, and is subject to a reduced tax rate of 15%-25% for a period of five to eight years (depending upon the percentage of foreign ownership of the Company). The benefit period for this program began in 2003 and will end in 2012.

               The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the letters of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

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

               The tax-exempt income attributable to the "Approved Enterprises" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently - 15%), and an income tax liability would be incurred of approximately $ 900.

          b. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

               Under Israeli law, results for tax purposes are measured in real terms, in accordance with the changes in Israel's Consumer Price Index ("Israel's CPI"), or in the exchange rate of the dollar for a "foreign investors' company". Until 2002, results of tax purposes were measured in terms of earnings in NIS, after certain adjustments for increases in Israel's CPI. Commencing January 1, 2003, the basis for remeasurement is the changes in the exchange rate of the U.S. dollar.

               For the years 2001 and 2002, the differences between the change in Israel's CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

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

NOTE 14:- TAXES ON INCOME (Cont.)

          d.   Israeli tax reform:

               On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income, accrued or derived in Israel or abroad. In addition, the concept of a "controlled foreign corporation" was introduced, according to which an Israeli company becomes subject to Israeli taxes on certain income of a non-Israeli subsidiary, if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

          e. A reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory rate, and the actual tax expense, is as follows:

                                                                    Year ended December 31,
                                                           ------------------------------------------
                                                               2001           2002           2003
                                                           -------------  -------------  ------------
                 Income before taxes as reported in the     $    3,619     $    2,533     $    3,317
                   statements of income
                                                           =============  =============  ============
                 Tax rate                                           36%            36%            36%
                                                           =============  =============  ============
                 Theoretical tax expense                    $    1,303     $      912     $    1,194
                 Increase (decrease) in taxes:
                   Tax adjustments in respect of
                     inflation in Israel                           214             11              -
                   Non-deductible items, net                        75            (24)            17
                   Deferred taxes on losses for which
                     valuation allowance was provided                -            442            298
                   Tax exemption applicable to "Approved
                     Enterprises" and exempted income             (928)          (293)          (443)
                   Taxes in respect of prior years                (200)          (279)          (107)
                   Other                                           (12)          (124)           (46)
                                                           -------------  -------------  ------------
                 Taxes on income in the statements of
                   income                                   $      452     $      645     $      913
                                                           =============  =============  ============
                 Per share amounts (basic and diluted)
                   of the tax benefit resulting from
                   "Approved Enterprises"                   $     0.12     $     0.04     $     0.06
                                                           =============  =============  ============

               The tax rates of the Company's subsidiaries range between 25%-40%.

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

NOTE 14:- TAXES ON INCOME (Cont.)

          f.   Taxes on income included in the statement of income:

                                               Year ended December 31,
                                          ------------------------------
                                             2001       2002      2003
                                          ----------  --------  --------
          Current taxes:
            Domestic                         $ 500    $ 269    $ 398
            Foreign                            138      211      534
          Deferred income taxes:
            Domestic                           (39)     (30)       -
            Foreign                             53      474       88
          Taxes in respect of prior years:
            Domestic                          (200)    (279)    (107)
                                             -----    -----    -----
          Taxes on income                    $ 452    $ 645    $ 913
                                             =====    =====    =====

          g.   Deferred income taxes:

               Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

                                                           December 31,
                                                  ------------------------------
                                                      2002             2003
                                                  -------------    -------------
               Operating loss carryforward        $    1,409       $    1,813
               Reserves and tax allowances             1,308            1,183
                                                 -------------    -------------
               Total deferred assets before
                 valuation  allowance                  2,717            2,996
               Valuation allowance                    (1,604)          (1,682)
                                                 -------------    -------------
               Net deferred tax assets            $    1,113       $    1,314
                                                 =============    =============
               Domestic                           $       69       $      212
               Foreign                                 1,044            1,102
                                                 -------------    -------------
                                                  $    1,113       $    1,314
                                                 =============    =============

          h. The domestic and foreign components of income before taxes are as follows:


                                        Year ended December 31,
                               ------------------------------------------
                                   2001           2002           2003
                               -------------  -------------  ------------

                 Domestic       $     3,320    $     2,217    $    2,217
                 Foreign                299            316         1,100
                               -------------  -------------  ------------
                                $     3,619    $     2,533    $    3,317
                               =============  =============  ============

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 14:- TAXES ON INCOME (Cont.)

          i.   Investment tax credit:

               One of the Company's subsidiaries is eligible for investment tax credits on its research and development activities and on certain current and capital expenditures. During fiscal year 2003, the subsidiary recognized $ 216 of investment tax credits as a reduction of research and development expenses. In total, the subsidiary has investment tax credits available to reduce future federal income taxes payable, amounting to $ 525, which will expire at various dates from 2006 through 2012.

          j.   Net operating losses carryforward:

               The Company's subsidiaries in the U.S., the U.K. and Latin America have estimated total available carryforward tax losses of $ 4,002, $ 582 and $ 77, respectively, to offset against future taxable profit for 20 years, an indefinite period and 10 years, respectively. As of December 31, 2003, the Company recorded a deferred tax asset of approximately $ 1,813, relating to the available net carryforward tax losses.

               A valuation allowance of $ 1,682 was recorded due to the uncertainty of the tax assets' future realization.

               Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.


NOTE 15:- RELATED PARTIES TRANSACTIONS

                                                 Year ended December 31,
                                        ----------------------------------------
                                            2001          2002          2003
                                        ------------  ------------  ------------
            Sales to related parties     $    271      $    188      $    196
                                        ============  ============  ============

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 16:- SEGMENTS INFORMATION

          The Company develops, manufactures, markets and sells complex computerized security systems on a worldwide basis. These products are grouped into three major categories, which represent the Company's operating and reportable segments as follows:

          1. Perimeter security systems - The Company's line of perimeter security systems consists of the following: Microprocessor-based central control units, taut wire perimeter intrusion detection systems, INNO Fences, vibration detection systems, field disturbance sensors, and other.

          2. Security turnkey projects - The Company is executing turnkey projects based on the Company's security management system, and acting as an integrator.

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


NOTE 16:- SEGMENTS INFORMATION (Cont.)

          a. The following data present the revenues, assets and other data of the Company's operating segments:

                                                         Year ended December 31,
                 ----------------------------------------------------------------------------------------------------------------
                                        2001                                                  2002
                 ----------------------------------------------------------------------------------------------------------------
                                          Video                                                Video
                 Perimeter   Projects   monitoring    Other     Total   Perimeter   Projects   monitoring    Other      Total
                 ---------   --------   ----------    -----     -----   ---------   --------   ----------    -----      -----
Revenues          $ 34,893   $   5,004    $   142    $   981   $41,020  $  36,435   $  5,340    $    238    $    953    $42,966
                  ========   =========    =======    =======   =======  =========   ========    ========    ========    =======
Depreciation
   and
   amortization   $  1,304   $       9    $    28    $    21   $ 1,362  $     927   $      9    $    149    $     11     $1,096
                  ========   =========    =======    =======   =======  =========   ========    ========    ========     ======
Operating
   income,
   before
   financial
   expenses and
   taxes on
   income         $*)3,303   $*) 1,758    $  (626)   $  (856)  $ 3,579  $*) 2,948   $*) 2,024   $ (1,556)   $ (1,082)    $2,334
                  ========   =========    =======    =======            =========   =========   ========    ========
Financial
   income
   (expenses),
    net                                                             40                                                      199
Taxes on income                                                    452                                                      645
                                                                   ---                                                      ---
Net income                                                     $ 3,167                                                   $1,888
                                                               =======                                                   ======

                                Year ended December 31,
                ---------------------------------------------------
                                     2003
                 ---------------------------------------------------
                                         Video
                 Perimeter   Projects  monitoring    Other     Total
                 ---------   --------  ----------    -----     -----

Revenues         $ 51,077    $ 6,720     $   403    $ 1,161   $59,361
                 ========    =======     =======    =======   =======
Depreciation
   and
   amortization  $  1,056    $    20     $   292    $    10    $1,378
                 ========    =======     =======    =======    ======
Operating
   income,
   before
   financial
   expenses and
   taxes on
   income         $  4,120   $ 2,431     $(1,870)   $  (361)   $4,320
                  ========   =======     =======    =======
Financial
   income
   (expenses),
    net                                                        (1,003)
Taxes on income                                                   913
                                                                  ---
Net income                                                     $2,404
                                                               ======


                                                          December 31,
                 ----------------------------------------------------------------------------------------------------------------
                                        2001                                                  2002
                 ----------------------------------------------------------------------------------------------------------------
                                          Video                                                 Video
                 Perimeter   Projects   monitoring    Other     Total   Perimeter   Projects   monitoring    Other      Total
                 ---------   --------   ----------    -----     -----   ---------   --------   ----------    -----      -----
Total assets      $ 11,911   $    18      $  324     $   30    $ 12,283  $ 12,066    $    30     $    867     $  21     $ 12,984
                  ========   =======      ======     ======    ========  ========    =======     ========     =====     ========

                                December 31,
                ----------------------------------------------------
                                     2003
                 ---------------------------------------------------
                                         Video
                 Perimeter   Projects  monitoring    Other     Total
                 ---------   --------  ----------    -----     -----

Total assets     $ 12,763    $    88   $ 2,787       $  12   $15,650
                 ========    =======   =======       =====   =======




*) Reclassified.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 16:- SEGMENTS INFORMATION (Cont.)

          b.   Major customer data (percentage of total revenues):

                                                   Year ended December 31,
                                         ---------------------------------------
                                             2001          2002          2003
                                         ------------  -----------  ------------
          Israel's Ministry of Defense
            and Israel's Defense Forces      22.5%        15.9%         27.2%
                                         ============  ===========  ============
          The State concern civil
            aviation airlines "AZAL"         10.5%         1.8%          0.2%
                                         ============  ===========  ============

          c.   Geographical information:

               The following is a summary of revenues within geographic areas based on end customer's location and long-lived assets:

                                   Year ended December 31,
                              --------------------------------
                                 2001       2002       2003
                              ---------- ---------  ----------
          1.  Revenues:
                 Israel         $13,135  $  11,350   $20,503
                 Europe           5,420      6,399    10,616
                 USA             11,358     12,641    13,292
                 Azerbaijan       4,577        756       106
                 Canada           2,035      4,324     6,338
                 Others           4,495      7,496     8,506
                                -------- ---------   -------
                                $41,020  $  42,966   $59,361
                                =======  =========   =======
          2.  Long-lived assets:

                 Israel         $ 3,623    $ 3,566   $ 3,466
                 Europe             666        786       980
                 USA              5,812    *)6,299     8,246
                 Canada           2,133      2,286     2,854
                 Others              49         47       104
                                -------  ---------   -------
                                $12,283  $*)12,984   $15,650
                                =======  =========   =======

                  *) Reclassified.

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

NOTE 17:- SELECTED STATEMENTS OF INCOME DATA


          a.   Research and development expenses, net:

                                                            Year ended December 31,
                                                      ---------------------------------
                                                         2001        2002       2003
                                                      ---------   ---------  ----------
                 Expenses                               $ 3,331    $ 3,750    $ 5,128
                  Less - royalty-bearing grants and
                    investment tax credit                   277        622        355
                                                        -------    -------    -------
                                                        $ 3,054    $ 3,128    $ 4,773
                                                        =======    =======    =======

          b.   Financial income (expenses):

                 Financial expenses:
                   Interest on long-term debt           $  (398)   $  (371)   $  (298)
                   Interest on short-term bank credit      (502)      (640)      (808)
                   Foreign exchange losses                  (42)        (6)      (692)
                                                        -------    -------    -------
                                                           (942)    (1,017)    (1,798)
                                                        -------    -------    -------
                 Financial income:
                   From interest                            705        732        672
                   Foreign exchange gains                   277        484        123
                                                        -------    -------    -------
                                                            982      1,216        795
                                                        -------    -------    -------
                                                        $    40    $   199    $(1,003)
                                                        =======    =======    =======


NOTE 18: SUBSEQUENT EVENTS

          a. In April 2004, the Company's Board of Directors decided to distribute a 5% stock dividend. The annual general meeting of shareholders has not yet approved this decision.

          b. On February 18, 2004, the court approved a settlement agreement between the Company and Rapiscan regarding the matter discussed in Note 10e. According to the agreement, the Company will pay
               Rapiscan approximately $ 653. The reduction of $ 347 of the $ 1,000 estimated liability recorded at year end will be reflected in operations during the first quarter of 2004.



                                - - - - - - - - -

                                    SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                            MAGAL SECURITY SYSTEMS LTD.


                                             By:    /s/  Jacob Even-Ezra
                                                    ----------------------
                                             Name:  Jacob Even-Ezra
                                             Title: Chairman of the Board and
                                             Chief Executive Officer
                                             Date:  June 29, 2004