Form 20-F
period 2004-12-31
MAGAL SECURITY SYSTEMS LTD
filed 2005-06-30
CIK 896494

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

        [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

        [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2004

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

                P.O. Box 70, Industrial Zone, Yehud 56100, Israel
                    (Address of principal executive offices)

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

                  Ordinary Shares, NIS 1.0 par value per share
             as of December 31, 2004 ..................... 8,672,448

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 [X] Yes [ ] No
Indicate by check mark which financial statement item the registrant has
elected to follow.           [ ] Item 17 [X] Item 18

This Annual Report on Form 20-F is incorporated by reference into the Registrant's Registration Statements on Form F-3, File Nos. 333-9050 and 333-123265, as amended.

                                  INTRODUCTION

         Magal Security Systems Ltd. develops, manufactures, markets and sells complex computerized security systems, including a line of perimeter security systems, a video motion detection system, a hardware and software "all in one" security solution which integrates Closed Circuit Television related applications, security management and control systems, personal emergency location systems, a pipeline security system, and provides video monitoring services. Our predecessor commenced operations in 1969 as a department specializing in perimeter security systems within the electronics division of Israel Aircraft Industries Ltd., or IAI. Effective April 1984, we purchased from IAI substantially all of the assets, and assumed substantially all of the related liabilities, of that department. In March 1993, we completed an initial public offering of 1,380,000 ordinary shares, in February 1997, we completed a public offering of an additional 2,085,000 ordinary shares and in April 2005, we completed an offering of an additional 1,700,000 ordinary shares. Our ordinary shares are traded on the NASDAQ National Market and on the Tel Aviv Stock Exchange under the symbol MAGS.

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

         We have trademark rights in the United States and other national jurisdictions arising out of our trademark registrations, applications, and/or use of the following trademarks and service marks: SENSTAR-STELLAR logo, the S logos, SENSTAR-STELLAR, SENSTAR-STELLAR (and design) SENSTAR, STELLAR, STELLAR SYSTEMS, STELLAR SYSTEMS (and design) PANTHER, GUIDAR, REPELS, SENNET, PERIMITRAX, INTELLI-FLEX, INTELLI-FIELD, X-FIELD, OMNITRAX. FRONTLINE, E-FIELD, H-FIELD, E-FLEX, ARMOURFLEX, OMNINET, SIMPL, CROSSFIRE, PLC, ECHOCHECK, FLASH, FLARE, and all other marks used to identify particular products and services associated with our businesses.

         Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

         Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. All references in this annual report to "dollars" or "$"are to U.S. dollars and all references in this annual report to "NIS" are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on June 24, 2005 was NIS
4.538 per $1.00.

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

                                TABLE OF CONTENTS
                                                                        Page No.
                                                                        --------

PART I.........................................................................1
    ITEM 1.      Identity of Directors, Senior Management and Advisers.........1
    ITEM 2.      Offer Statistics and Expected Timetable.......................1
    ITEM 3.      Key Information...............................................1
              A.  Selected Consolidated Financial Data.........................1
              B.  Capitalization and Indebtedness..............................2
              C.  Reasons for the Offer and Use of Proceeds....................2
              D.  Risk Factors.................................................2
    ITEM 4.      Information on the Company...................................12
              A.  History and Development of the Company......................12
              B.  Business Overview...........................................12
              C.  Organizational Structure....................................28
              D.  Property, Plants and Equipment..............................28
    ITEM 5.      Operating and Financial Review and Prospects.................29
              A.  Operating Results...........................................29
              B.  Liquidity and Capital Resources.............................42
              C.  Research and Development, Patents and Licenses..............45
              D.  Trend Information...........................................45
              E.  Off-Balance Sheet Arrangements..............................45
              F.  Tabular Disclosure of Contractual Obligations...............46
    ITEM 6.      Directors, Senior Management and Employees...................46
              A.  Directors and Senior Management.............................46
              B.  Compensation................................................49
              C.  Board Practices.............................................49
              D.  Employees...................................................58
              E.  Share Ownership.............................................58
    ITEM 7.      Major Shareholders and Related Party Transactions............60
              A.  Major Shareholders..........................................60
              B.  Related Party Transactions..................................62
              C.  Interests of Experts and Counsel............................63
    ITEM 8.      Financial Information........................................63
              A.  Consolidated Statements and Other Financial Information.....63
              B.   Significant Changes........................................64
    ITEM 9.      The Offer and Listing........................................64
              A.  Offer and Listing Details ..................................64

              B.  Plan of Distribution........................................65
              C.  Markets.....................................................65
              D.  Selling Shareholders........................................65
              E.  Dilution....................................................65
              F.  Expenses of the Issue.......................................65
    ITEM 10.     Additional Information.......................................65
              A.  Share Capital...............................................65
              B.  Memorandum and Articles of Association......................65
              C.  Material Contracts..........................................70
              D.  Exchange Controls...........................................70
              E.  Taxation....................................................70
              F.  Dividends and Paying Agents.................................83
              G.  Statements by Experts.......................................83
              H.  Documents on Display........................................83
              I.  Subsidiary Information......................................84
    ITEM 11.     Quantitative and Qualitative Disclosures about Market Risk...84
    ITEM 12.     Description of Securities Other Than Equity Securities.......85

PART II.......................................................................85
    ITEM 13.     Defaults, Dividend Arrearages and Delinquencies..............85
    ITEM 14.     Material Modifications to the Rights of Security Holders
                 and Use of Proceeds..........................................85
    ITEM 15.     Controls and Procedures......................................86
    ITEM 16.     [Reserved]...................................................86
    ITEM 16A.    Audit Committee Financial Expert.............................86
    ITEM 16B.    Code of Ethics...............................................86
    ITEM 16C.    Principal Accounting Fees and Services.......................86
    ITEM 16D.    Exemptions from the Listing Requirements and Standards for
                 Audit Committee..............................................87
    ITEM 16E.    Purchase of Equity Securities by the Issuer and Affiliates
                 and Purchasers...............................................87

PART III......................................................................87
    ITEM 17.     Financial Statements.........................................87
    ITEM 18.     Financial Statements.........................................87
    ITEM 19.     Exhibits.....................................................88

SIGNATURE.....................................................................89

                                     PART I

ITEM 1.  Identity of Directors, Senior Management and Advisers

          Not applicable.

ITEM 2.  Offer Statistics and Expected Timetable

          Not applicable.

ITEM 3.  Key Information

A.   Selected Consolidated Financial Data.

         We have derived the following selected consolidated financial data as of December 31, 2003 and 2004 and for each of the years ended December 31, 2002, 2003 and 2004 from our consolidated financial statements set forth elsewhere in this annual report that have been prepared in accordance with U.S. GAAP. We have derived the following selected consolidated financial data as of December 31, 2000, 2001 and 2002 and for each of the years ended December 31, 2000 and 2001 from our audited consolidated financial statements not included in this annual report. You should read the following selected consolidated financial data together with the section of this annual report entitled "Operating and Financial Review and Prospects" and our consolidated financial statements and notes thereto included elsewhere in this annual report.

                                                                        Year Ended December 31,
                                                      ------------------------------------------------------------
                                                         2000        2001         2002        2003          2004
                                                      ---------   ---------    ---------    ---------     --------
                                                                 (in thousands except per share data)
Consolidated Statement of Income Data:

Revenues...................................           $  38,571   $  41,020    $  42,966     $ 59,361     $ 60,974
Cost of revenues...........................              20,523      21,505       23,924       33,378       33,725
                                                      ---------   ---------    ---------     --------     --------
Gross profit...............................              18,048      19,515       19,042       25,983       27,249
                                                      ---------   ---------    ---------     --------     --------
Operating expenses:
  Research and development, net............               2,975       3,054        3,128        4,773        4,683
  Selling and marketing, net...............               7,129       7,933        8,642       11,585       12,679
  General and administrative...............               4,661       4,949        4,938        5,305        5,771

Award granted by principal shareholders....                   -           -            -            -        1,200
Total operating expenses...................              14,765      15,936       16,708       21,663       24,333
                                                      ---------   ---------    ---------     --------     --------
Operating income...........................               3,283       3,579        2,334        4,320        2,916
Financial income (expenses), net...........                (214)         40          199       (1,003)        (762)
                                                      ----------  ---------    ---------     --------      -------
Income before taxes on income
  and write-off of investment in
  affiliate, net of taxes..................               3,069       3,619        2,533        3,317        2,154
Taxes on income............................                 180         452          645          913        1,101
                                                      ---------   ---------    ---------     --------     --------
Net income.................................               2,889       3,167        1,888        2,404        1,053
                                                      =========   =========    =========     ========     ========
Basic net earnings per share...............           $    0.38   $    0.41    $    0.24     $   0.30     $   0.12
                                                      =========   =========    =========     ========     ========
Diluted net earnings per share.............           $    0.37   $    0.40    $    0.23     $   0.30     $   0.12
                                                      =========   =========    =========     ========     ========
Weighted average number of Ordinary shares used in
computing basic net earnings per share                    7,663       7,738        7,866       7,948         8,581
Weighted average number of Ordinary shares used in
computing diluted net earnings per share...               7,750       7,925        8,069       8,029         8,636
Cash dividend per share....................              $ 0.10    $   0.13       $    -     $  0.05      $      -
                                                         ======    ========       ======     =======      ========


         Our Board of Directors declared share dividend distributions of 3%, 3% and 5% in May 2002, May 2003 and July 2004, respectively. All per share data in the above table has been retroactively adjusted to reflect the stock dividends.

          At the Annual General Meeting of Shareholders held on July 29, 2004, our shareholders approved the payment of an interim cash dividend of $0.05 per ordinary share, which dividend was declared by our Board of Directors in December 2003.

                                                                       As of December 31,
                                                      --------------------------------------------------------
                                                       2000        2001         2002        2003        2004
                                                      -------     -------      -------    --------    --------
                                                                         (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents..................           $ 3,579     $ 2,738      $ 2,519     $ 4,389     $11,964
Short and long-term bank deposits and structured
notes .....................................            11,213      11,849       12,357      12,051       5,994
Working capital............................            20,288      18,391       15,688      21,401      21,603
Total assets...............................            48,867      53,347       59,741      71,443      77,976
Short-term bank credit (including current
maturities of long-term loans).............             2,765       6,264       10,357      16,438      17,467
Long-term loans............................             6,302       5,038        4,698       1,873       3,500
Total shareholders' equity.................            30,899      32,700       35,031      38,984      43,548



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

Risks Related to Our Business

Our revenues depend on government procurement procedures and practices. A substantial decrease in our customers' budgets would affect adversely our results of operations.

         Our products are primarily sold to governmental agencies, governmental authorities and government-owned companies, many of which have complex and time-consuming procurement procedures. A substantial period of time often elapses from the time we begin marketing a product until we actually sell that product to a particular customer. In addition, our sales to governmental agencies, authorities and companies are directly affected by these customers' budgetary constraints and the priority given in their budgets to the procurement of our products. A substantial decrease in our governmental customers' budgets would adversely affect our results of operations.

We depend on large orders from a relatively small number of customers for substantial portions of our revenues. As a result, our revenues and operations results may vary from quarter to quarter.

         As we receive large orders from a relatively small number of customers, our revenues and operating results are subject to substantial periodic variations. Individual orders from customers can represent a substantial portion of our revenues in any one period and significant orders by any customer during one period may not be followed by further orders from the same customer in subsequent periods. Our revenues and operating results for a specific quarter may not be indicative of our future performance, making it difficult for investors to evaluate our future prospects based on the results of any quarter. In addition, we have a limited order backlog, which makes revenues in any quarter substantially dependent upon orders we deliver in that quarter.

Our revenues and operating results are subject to very substantial variations, including, among other things, because the loss of one or more of our key customers, in particular the Israeli Ministry of Defense, would result in a loss of a significant amount of our revenues.

         Relatively few customers account for a large percentage of our revenues. For the years ended December 31, 2002, 2003 and 2004, revenues generated from sales to the Israeli Ministry of Defense, or MOD, accounted for 15.9%, 27.2% and 7.7% respectively, of our revenues.

         The loss of MOD without replacement by a customer or customers of similar volume would have a material adverse effect on our financial results.

         Our quarterly performance may vary significantly. Consequently, the results of our operations for any quarter are not necessarily indicative of the results that we might achieve for any subsequent period. Consequently, quarter-to-quarter comparisons of our operating results may not be meaningful.

In the future, the level of our contracts may be reduced due to changes in governmental priorities and audits.

         Governmental purchases of our systems, products and services may decline in the future as the governmental purchasing agencies may terminate, reduce or modify contracts or subcontracts if:

          o    their requirements or budgetary constraints change;

          o they cancel multi-year contracts and related orders if funds become unavailable;

          o they shift spending priorities into other areas or for other products; and

          o    they adjust contract costs and fees on the basis of audits.

         Any such event may have a material adverse affect on us.

If we do not receive MOD approvals necessary for us to export the products we produce in Israel, our revenues may decrease.

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

We can give no assurance that our wholly-owned subsidiary, Smart Interactive Systems, Inc., will be successful in the future. If Smart is unsuccessful, our future results of operations may be adversely affected.

         In 2001, we established Smart Interactive Systems, Inc., or Smart, to meet the growing demand for real-time video monitoring services for use in industrial sites, commercial businesses and VIP residences. We have invested $12.5 million in Smart through December 31, 2004. Its operations to date have not been profitable and it has an accumulated deficit of $6.1 million as of December 31, 2004. Smart's success will depend upon its ability to penetrate the market for these services. If Smart is unable to market its services or if its services fail to penetrate the market, we may lose our investment in this company and our future results of operations may be adversely affected.

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

         If we are unable to respond promptly and effectively to changing technology we will be unable to compete effectively in the future.

We face risks associated with doing business in international markets.

         We make a large portion of our sales in markets outside of Israel (83% in 2004 and 65% in 2003), and a key component of our strategy is to continue to expand in such markets, the most significant of which currently are North America, Europe, and Asia. Our international sales efforts are affected by costs associated with the shipping of our products and risks inherent in doing business in international markets, including:

          o    unexpected changes in regulatory requirements;

          o    currency fluctuations;

          o    export restrictions, tariffs and other trade barriers;

          o    unexpected   difficulties   in  staffing  and  managing   foreign
               operations;

          o    longer payment cycles;

          o    difficulties in collecting accounts receivable;

          o    political instability; and

          o    seasonal reductions in business activities.

One or more of such factors may have a material adverse effect on us.

We are engaged in a highly competitive business. If we are unable to compete effectively, our revenues and income will be materially and adversely affected.

         The business in which we are engaged is highly competitive. Some of our competitors and potential competitors have greater research and development, financial and personnel resources, including governmental support, or more extensive business experience than we do. If we are unable to compete effectively in the market for our products, our revenues and income will be materially and adversely affected.

We may be adversely affected by long sales cycles.

         We have in the past and expect in the future to experience long time periods between initial sales contacts and the execution of formal contracts for our products and completion of product installations. The cycle from first contact to revenue generation in our business involves, among other things, selling the concept of our technology and products, developing and implementing a pilot program to demonstrate the capabilities and accuracy of our products, negotiating prices and other contract terms; and, finally, installing and implementing our products on a full-scale basis. This cycle entails a substantial period of time, sometimes as much as one or more years, and the lack of revenues during this cycle and the expenses involved in bringing new sales to the point of revenue generation may put a substantial strain on our resources.

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

         In addition, we have limited experience in making acquisitions and managing growth. We cannot assure you that we will realize the anticipated benefits of any acquisition. In addition, future acquisitions by us could result in potentially dilutive issuances of our equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to identifiable intangible assets, any of which could materially adversely affect our operating results and financial position. Acquisitions also involve other risks, including risks inherent in entering markets in which we have no or limited prior experience and the potential loss of key employees and the risk that we may experience difficulty or delays in obtaining necessary permits.

We may not be successful in marketing and developing markets for our new products.

         As part of our growth strategy, we developed three new products, DreamBox, Fortis and PipeGuard We intend to invest substantial funds in the marketing and sales of these products. We cannot assure you that our marketing and sale efforts will be successful, in which case our growth strategy will be harmed.

We may not be able to protect our proprietary technology and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

         Our success and ability to compete depend in large part upon protecting our proprietary technology. We have approximately 45 patents and have patent applications pending. We also rely on a combination of trade secret and copyright law and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology. It is our policy to protect our proprietary rights in our products and operations through contractual obligations, including confidentiality and non-disclosure agreements with certain employees, distributors and agents, suppliers and subcontractors. These measures may not be adequate to protect our technology from third-party infringement, and our competitors may independently develop technologies that are substantially equivalent or superior to ours. Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws.

We could become subject to litigation regarding intellectual property rights, which could seriously harm our business.

         Third parties may in the future assert against us infringement claims or claims asserting that we have violated a patent or infringed upon a copyright, trademark or other proprietary right belonging to them.

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

         We acquire most of the components utilized in our products, including, but not limited to, our turnkey products and certain services from a limited number of suppliers and subcontractors. We cannot assure you that we will continue to be able to obtain such items from these suppliers and subcontractors on satisfactory terms. Temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results. For example, our subsidiary Senstar-Stellar Corporation, or Senstar, obtains triboelectric sensor cable for its Intelli-FLEX product from a sole supplier. If this sole supplier were to discontinue production of the triboelectric sensor cable, it would adversely affect revenues of Senstar's Intelli-FLEX product.

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

We depend on our senior management and key personnel, particularly Jacob Even-Ezra, our chairman and chief executive officer, and Izhar Dekel, our president, the loss of whom would negatively affect our business.

         Our future success depends in large part on the continued services of our senior management and key personnel. In particular, we depend on the services of Jacob Even-Ezra, our chairman and chief executive officer, and Izhar Dekel, our president. We carry key person life insurance for Jacob Even-Ezra and for Izhar Dekel. Any loss of the services of Jacob Even-Ezra, Izhar Dekel, other members of senior management or other key personnel would negatively affect our business.

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

         We currently have non-competition agreements with all of our key employees in Israel. These agreements prohibit these key employees from directly competing with us or working with our competitors in the event such key employees cease to work for us. Under current Israeli law, we may not be able to enforce these non-competition agreements. If we are unable to enforce any of these agreements, our competitors that employ these former employees could benefit from the expertise these former employees gained while working for us. In addition, we do not have non-competition agreements with our U.S. and Canadian employees.

The implementation of SFAS No. 123R, which will require us to record compensation expense in connection with equity share based compensation as of the first quarter of 2006, may reduce our profitability.

         On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123R"), which is a revision of SFAS No. 123.

Generally, the approach in SFAS 123(R) is similar to the approach described in Statement 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized on the basis of their fair values while SFAS No. 123(R) requires, as of the first quarter of 2006, all share-based payments to employees to be recognized on the basis of their fair values. SFAS No. 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The adoption of SFAS No. 123R may have a significant effect on our results of operations in the future. In addition, such adoption could limit our ability to use stock options as an incentive and retention tool, which could, in turn, negatively impact our ability to recruit employees and retain existing employees.

Compliance with the changing regulation of corporate governance and public disclosure may result in additional expenses.

         Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new Securities and Exchange Commission regulations and NASDAQ Marketplace Rules, are creating uncertainty for companies such as ours. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities, which could harm our operating results and business prospects.

Risks Relating to Our Ordinary Shares

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

Risks Relating to Our Location in Israel

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

         Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. In addition, the Israeli Government has adopted a plan according to which the State of Israel will disengage from territories in Gaza Strip and north Samaria, or the Disengagement Plan. The Disengagement Plan has recently been approved by the Israeli Parliament and is expected to be executed as of August 2005. However, at this stage, it is not clear whether the Disengagement Plan will be implemented at all, and if implemented, what implications, if any, will it entail. Accordingly, we can not predict the effects of the implementation or cancellation of such plan on the Israeli political and economical situation. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses had, and may in the future continue to have, an adverse impact on our operations, our financial results or the expansion of our business. No predictions can be made as to whether or when a final resolution of the area's problems will be achieved or the nature thereof and to what extent the situation will impact Israel's economic development or our operations.

Political trade relations could limit our ability to sell or buy internationally.

         We could be affected adversely by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. To date, these measures have not had a material adverse affect on our business. However, there can be no assurance that restrictive laws, policies or practices towards Israel or Israeli businesses will not have an adverse impact on our business.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

         Many of our executive officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and are subject to being called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

The economic conditions in Israel have not been stable in recent years.

         In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel deteriorate.

We may be adversely affected by a change in the exchange rate of the New Israeli Shekel against the dollar.

         Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. In 2001 and 2002, the rate of devaluation of the NIS against the dollar was 9.3% and 7.3%, respectively, while in 2003 and 2004 the NIS appreciated in value in relation to the dollar by 7.6% and 1.6%, respectively. A portion of our expenses, primarily labor expenses, is incurred in NIS and a part of our revenues are quoted in NIS. Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS. Our results may be adversely affected by the devaluation of the NIS in relation to the dollar (or if such devaluation is on lagging basis), if our revenues in NIS are higher than our expenses in NIS and/or the amount of our assets in NIS are higher than our liabilities in NIS. Alternatively, our results may be adversely affected by an appreciation of the NIS in relation to the dollar (or if such appreciation is on a lagging basis), if the amount of our expenses in NIS are higher than the amount of our revenues in NIS and/or the amount of our liabilities in NIS are higher than our assets in NIS.

We currently benefit from government programs and tax benefits that may be discontinued or reduced.

         We currently receive grants and tax benefits under Israeli government programs, we must continue to meet specified conditions, including, but not limited to, making specified investments from our equity in fixed assets and paying royalties with respect to grants received. In addition, some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits we receive could be canceled and we could be required to refund any payments previously received under these programs, including any accrued interest, or pay increased taxes or royalties. The Israeli government has reduced the benefits available under these programs in recent years and these programs and benefits may be discontinued or curtailed in the future. If the Israeli government ends these programs and benefits, our business, financial condition, results of operations and net income could be materially adversely affected.

The tax benefits that we currently receive from our approved enterprise programs require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to pay additional taxes and would likely be denied these benefits in the future.

         The Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel has granted approved enterprise status to certain of our manufacturing facilities. Starting from when we begin to generate net income from these approved enterprise programs, any portion of our income derived from these approved enterprise programs will be exempt from tax for a period of two years and will be subject to a reduced tax for an additional five to eight years, depending on the percentage of our share capital held by non-Israeli residents. The benefits available to our approved enterprise programs are dependent upon the fulfillment of conditions stipulated in applicable law and in each program's certificate of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes and interest for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future.

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

         We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company's articles of association, increases in a company's authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

It may be difficult to enforce a non-Israeli judgment against us, our officers and directors.

         All of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce against us or any of those persons in an Israeli court a U.S. court judgment based on the civil liability provisions of the U.S. federal securities laws. It may also be difficult to effect service of process on these persons in the United States.

Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions filed in Israel.

ITEM 4.  Information on the Company

A.   History and Development of the Company.

         We were incorporated under the laws of the State of Israel on March 27, 1984 under the name Magal Security Systems Ltd. We are a public limited liability company under the Israeli Companies Law, 5739-1999 and operate under this law and associated legislation. Our principal executive offices and primary manufacturing and research and development facilities are located near Tel Aviv, Israel, in the Yehud Industrial Zone. Our mailing address is P.O. Box 70, Industrial Zone, Yehud 56100, Israel and our telephone number is 972-3-539-1444. Our agent for service of process in the U.S. is Magal Senstar Inc., 43184 Osgood Road, Fremont, CA, 94539. Our address on the Internet is www.magal-ssl.com. The information on our website is not incorporated by reference into this annual report.

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

B.   Business Overview.

General

         We develop, manufacture, market and sell complex computerized security systems. Our systems are used in more than 75 countries to protect aircraft, national borders and sensitive facilities, including military bases, power plant installations, airports, postal facilities, prisons and industrial locations from terrorism, theft and other security threats. Our revenues are principally derived from:

          o a line of perimeter security systems and a video motion detection system, which automatically detect and locate intruders, identify the nature of intrusions and provide emergency notification;

          o turnkey projects based on security management, command and control systems, which integrate the management, control and display of various security systems into a single, real-time database and support real-time decision making and wide area command and control; and

          o    video monitoring services.

         We recently began to market two new products: DreamBox and PipeGuard. DreamBox is a state-of-the-art embedded hardware and software product, which integrates a number of Closed Circuit - TV related applications into one box. The system is designed to be economical, as well as compact to save space, while avoiding the use of complicated cable installation and network protocols integration. PipeGuard utilizes an innovative technology to guard buried pipelines, regardless of pipeline length, with the ability to detect potential attack and alert authorities before potential harm or damage occurs. PipeGuard provides a solution for securing buried assets, gas and oil pipelines and infrastructure of buried communication lines such as fiber optic cables. The target market for PipeGuard includes oil and gas companies, owners and operators of pipelines or communication cables and governmental agencies dealing with security and environment.

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

         The DreamBox, is sold at a substantially lower price than the cost of the other product applications if sold separately, a factor which positions DreamBox as the leading security solution for all strategic facilities. Its target markets include governmental, institutional and other sensitive facilities, such as airports, train stations, seaports, prisons, casinos and hospitals, all of which require the use of high quality CCTV applications.

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

         Pipeline Security Systems

         As of end of year 2004, there were an estimated three million miles of unprotected oil and gas pipelines worldwide. Although the need for securing these pipelines has been strongly recognized by the oil and gas industry for years, and in spite of increasing threats since the events of 9/11 and current instability in Iraq and elsewhere in the Middle East, there was no effective solution for securing buried pipes against damage caused by terror, sabotage, theft or other third party threats. We have identified the demand and have implemented a technology aimed at meeting this challenge. PipeGuard, our pipeline security system, provides a solution for securing buried assets and infrastructure, including oil and gas pipelines and buried communication lines such as fiber optic cables.

         Personal Emergency Location Systems

         Our products deliver high reliability personal portable duress alarm systems to protect personal in correctional facilities. These products identify individuals in distress and can pinpoint the location of the distress signal with an indoor-to-outdoor and floor-to-floor accuracy unmatched by any other product.

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

Business and Marketing Strategy

         Our primary objective is to become a leading provider of security systems worldwide. To achieve this objective, we have implemented a business strategy incorporating the following key elements:

         Refine and Broaden Product Line. We have identified the security needs of our customers and intend to enhance our current products and develop new products to meet those needs. We intend to continue to focus on improving the sensitivity, detection ability and reliability of our products. During 2003, we invested 8% of our revenues in developing new products, expanding the capabilities of existing products and making custom enhancements for specific projects. Since the beginning of 2004 we have launched three new products that significantly broaden the spectrum of security solutions we offer and substantially expand our potential security markets.

           Enter New Markets and Strengthen Presence in Existing Markets. In 2005 we intend to continue to penetrate new geographic markets by various means, including the establishment of alliances with local distributors. We also intend to increase our marketing efforts in our existing markets and to acquire or invest in complementary, including competitive, businesses, products and technologies.

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

         Taut Wire Perimeter Intrusion Detection Systems. Our taut wire systems consist of wire strung at high tension between anchor posts. Sensor posts are located at the middle between anchor posts. These sensor posts contain one or more devices that detect changes in the tension being exerted on and by the taut wires. Any force applied against these wires, or released from them, as by cutting, unless within the parameters designed into the sensors themselves or programmed into the central control units, automatically triggers an alarm. We use taut wire perimeter systems as both an integral component of intruder detection systems and as a physical barrier to infiltration.

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

         Field Disturbance Sensors. We offer two types of field disturbance sensors. The Intelli-Field volumetric electronic field disturbance sensor can be installed outdoors on perimeter systems, buildings or as free-standing units. The Perimitrax buried volumetric field disturbance sensor can be buried in most types of soil and paved areas and uses "leaky coax" technology to detect attempted perimeter penetrations. Both systems detect intrusions before the intruder touches the sensor. The Intelli-Field system costs approximately $80-$190 per meter and the Perimitrax system is sold for approximately $65-$170 per meter.

         Video Motion Detection System

         Our Video Motion Detection System, or DTS, utilizes advanced video image processing technology to detect, locate and track intruders automatically. The system, which was introduced in 1993, experiences fewer false alarms than most competing products because it is able to distinguish automatically between human and other forms of infiltration.

         DTS is a detection and tracking system that combines our image processing technology with input from ordinary video surveillance cameras to detect, locate and track intruders without continuous human monitoring. Our DTS image processing and graphics overlay cards and software, when installed in an IBM-compatible personal computer, enable that computer to process video signals, including signals from visible light, infrared and other camera types. Our image processing software incorporates a learning cycle that permits the system to analyze the protected area, including such variable features as changing weather and lighting conditions, to reduce false alarms. A DTS user can program all the parameters used to define an alarm condition, including, for example, intruder speed, object size, threat direction and distance traveled. The user can also designate specific areas within the camera's field of view to be protected. Each camera in a multiple camera system can be monitored using different parameters. Parameters can be switched manually, automatically or by external inputs, and the cameras can be assigned relative priorities for computer monitoring. These features enable the DTS to identify an intruder and then track the intruder in real-time on screen and emit an alarm without the need for continuous human monitoring. We have continued to improve our DTS system to make it more user-friendly and to meet customer expectations.

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

         By developing this product, we entered a new area of activity. We refer to the DreamBox's target market as an `add-on' market for us, and believe that this product is substantially broadening our target markets. As an example, we entered the field of digital video recording, which is only one of many DreamBox applications.

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

         Integrated Command and Control System

          Fortis, our fully Integrated Command and Control System, supports real-time decision making and wide-area command and control. Fortis reduces the period of time from intruder detection to intruder engagement to a minimum. Fortis was developed to improve the response to real-time security events, by sharing video and geographical information between the control center and security personnel acting in the field.

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

         Our personal alarm system, or PAS, uses an ultrasonic based emergency notification and communication system. The system, sold mainly to correctional facilities, allows individuals moving throughout a facility to quickly indicate their exact location in a crisis situation through a transmitter that is carried by them.

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

         From 1988 until March 31, 2004, an unaffiliated third party held the exclusive right to distribute our taut wire detection systems in the U.S. and Canada. Since March 31, 2004, we distribute our taut wire detection systems in the U.S. through our subsidiary Magal Senstar Inc., or MSI, and an unaffiliated third party who was granted a non-exclusive right to distribute such systems in the U.S., and in Canada.

         DTS. We have continued to improve our DTS system to make it more user-friendly and to meet customer expectations. Our marketing efforts for our DTS system includes participation in exhibitions in Europe, South America and the Far East. In the U.S., we distributed the DTS system through an unaffiliated exclusive distributor who was subject to minimum purchase requirements. This distribution agreement was terminated on March 31, 2004. Since March 31, 2004 we distribute our DTS systems in the U.S. and Canada through our subsidiaries, MSI and Senstar, respectively.

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

         Personal Emergency Location Systems. Our marketing efforts for the personal emergency location systems consist of direct contact with potential customers, mainly correctional facilities in North America.

         Video Monitoring Services. Smart offers its services mainly to industrial sites, commercial businesses, educational facilities and VIP residences. Smart sells its services through its direct sales force.

         The following table shows the breakdown of our consolidated revenues for the calendar years 2002, 2003 and 2004 by operating segment:

                                                Year Ended December 31,
                                      ---------------------------------------
                                        2002            2003            2004
                                      -------          -------        --------
                                                   (In thousands)
         Perimeter products........   $36,435          $51,077        $46,341
         Projects..................     5,340            6,720         11,375
         Video monitoring..........       238              403          2,060
         Other.....................       953            1,161          1,198
                                      -------            -----          -----
         Total.....................   $42,966          $59,361        $60,974
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

Customers

         The following table shows the geographical breakdown of our consolidated revenues for the calendar years 2002, 2003 and 2004:

                                                    Year Ended December 31,
                                              ---------------------------------
                                               2002           2003        2004
                                              -------       ------      -------
                                                          (In thousands)
           U.S..............................  $12,641       $13,292     $17,871
           Europe (excluding Romania).......    5,376         5,465       9,150
           Israel...........................   11,350        20,503      10,123
           Romania..........................    1,023         5,151       9,521
           Canada...........................    4,324         6,338       4,068
           Others...........................    8,252         8,612      10,241
                                                -----         -----      ------
           Total............................  $42,966       $59,361     $60,974
                                              =======       =======     =======


         For the years ended December 31, 2002, 2003 and 2004, revenues generated from sales to the MOD and the Israeli Defense Forces, or IDF, accounted for 15.9%, 27.2% and 7.7%, respectively, of our revenues. We cannot assure you that the MOD, IDF, or any of our other major customers will maintain their volume of business with us or that, if such volume is reduced, other customers generate similar revenues will replace the lost business. The loss of one or more of these existing customers without replacement by a customer or customers of similar volume would have a material adverse effect on our financial results.

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

         In September 2002, we won 80% of the MOD bids for the installation of intrusion detection systems along the seam line between Israel and the West Bank. The MOD bids were for approximately 125 kilometers, or only one third of the total project. We have won bids having a value of approximately $15 million to install intrusion detection systems along approximately 100 kilometers. In January 2004, we received follow on orders of approximately $4 million. This project was completed in 2004. In March 2005, we signed a $6.1 million framework agreement with the MOD to continue the installation of intrusion detection systems along the seam line. This agreement is expected to be completed by the end of the third quarter of 2005.

         In January 2002, Senstar received a $1 million contract from Public Works and Government Services Canada on behalf of Correctional Service Canada to supply and install over 700 security cameras and video surveillance equipment to 27 correctional facilities across Canada. In April 2002, Senstar signed a second contract worth approximately $2.2 million to supply and install Senstar's Perimitrax sensor as part of Correctional Service Canada's overall perimeter detection security system at nine of its facilities. Senstar will also provide operational and maintenance training, as well as a quantity of spare parts and test equipment and integration into the existing perimeter intrusion detection system integration units. Installations at six sites, valued at approximately $1.6 million, were completed during 2002 and the balance of the contract ($600,000) was completed during 2003. Since April 2002 approximately $500,000 was added to the value of the original contract for additional work with $300,000 completed in 2003 and the balance of $200,000 has been completed in 2004.
         In April 2002, we received orders of approximately $750,000 to protect major sensitive installations in Israel. Revenues from the majority of these orders was reflected in our 2002 financial results, with the reminder reflected on our 2003 financials. The orders were for a number of our security systems, including our vibration intrusion detection system, video motion detection system, CCTV cameras and other security systems, all controlled by our MagNet security management system.

         In July 2002, we received a $850,000 order to protect a major correctional facility in Southeast Asia. We are acting as a sub-contractor for Megason Electronics and Tyco, which won the tender for the total protection of this facility. Our part in this project includes providing the perimeter security system, which includes taut wire intrusion detection systems, CCTV cameras and video motion detection systems. This order was completed in the first quarter of 2004.

         In December 2002, Senstar-Stellar Inc. and Senstar signed contracts to supply perimeter intrusion detection systems to correctional facilities in Canada and to a prison in the state of Pennsylvania. The total amount of both contracts is approximately $2.3 million, of which orders for $500,000 were executed in 2002. Senstar will design, supply, install and test its Intelli-Flex fence disturbance systems at twelve Correctional Service Canada institutions located across Canada and will also provide operational and technical training. The Intelli-FLEX sensors will be integrated into the existing perimeter intrusion detection system (PIDS) integration unit. This project has been completed and the balance was completed in the first quarter of 2004.

         In August 2003, Senstar Stellar Latin America, our wholly owned Mexican subsidiary, received an order of approximately $1.5 million to install a perimeter security system at sensitive installations in Mexico. As of December 31, 2003, 95% of this project had been completed and the balance was completed in the first quarter 2004.

         In January 2004, we received a $700,000 order from the Israeli Prisons Authority, to install a perimeter intrusion detection system around one of the largest prisons in Israel. The order was completed in the third quarter of 2004. The order includes installation of our perimeter intrusion detection systems, as well as cameras, digital video recording and other security systems, all controlled by our MagNet security management system.

         Our wholly owned U.S. based subsidiaries, Perimeter Products Inc., or PPI, and Senstar Stellar Inc, or SSI, supplied $4.2 million of products to Homeland Security contractors in 2003 and $7.7 million in 2004, respectively, for the protection of various governmental and military sites throughout the United States.

         In October 2004, several of our wholly owned subsidiaries received approximately $4.5 million in orders for a number of projects for perimeter security systems that were installed at sensitive installations, mostly in Mexico. The principal portions of these projects were completed in 2004 and the balance is expected to be completed during the first half of 2005.

         In November 2004, Senstar entered into a contract with Correctional Service Canada to protect eight of its sites in Canada, for $3.4 million. This agreement was amended in June 2005 to add deliverables and payments of $0.3 million. Perimitrax detection sensors will be delivered and installed at all of the sites by the end of June 2006. Pursuant to the terms of the contract, the deliverables and the payments will take place in two stages, the first stage, worth $2.8 million, will be completed in 2005 and the balance of $0.9 million will be delivered and paid for in 2006.

         DTS. We are currently focusing our efforts on attracting customers through upgrading outdoor systems that are currently installed at prisons, factories, government buildings and other security-conscious installations. In addition to our traditional customers, customers of this product include private companies and utilities companies such as refineries and electric power stations.

         DreamBox In August 2004, we received a $0.5 million order for a project based on the DreamBox, the new all-in-one CCTV security solution, to protect a sensitive facility in Israel.

         Security Management and Control Systems and Turnkey Projects. Since its introduction, we have sold our security management system and provided turnkey projects to several customers, including large international companies.

         In December 1999, we signed an approximately $5.7 million agreement (including interest) with Azal to protect its international airport in Azerbaijan. As of June 2005 this agreement was paid in full.

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

         At the end of 2002 we won a bid to protect the Otopeni International Airport in Bucharest, Romania. The contract totals approximately $16 million. This turnkey project includes different types of security systems as well as video and data communication systems that will be integrated by MagNet. In March 2004, we signed an extension of the contract for $3.8 million and in August 2004, we signed another extension of the contract for $3.3 million. This contract, including the extension, is expected to be completed by June 2006.

         Video Monitoring Services. We have sold our video monitoring services to banks and various retail operations.

         Personal Emergency Location Systems. In 2003, a contract from the State of Michigan, for eight correctional facilities, valued at approximately $0.6 million was assigned to PPI through our purchase of the business activity of Dominion Wireless Inc. The project is expected to be completed by the third quarter of 2005.

Recent Developments

         In July 2003, PPI acquired the business activity of Dominion Wireless, Inc., or Dominion, for approximately $902,000. Dominion develops, produces and manufactures a product that delivers high reliability personal portable duress alarm systems to protect personnel in correctional facilities. As of December 31, 2003, the total purchase price was fully paid in cash. Dominion Wireless, Inc. will be entitled to an "earn out" of 50% of the operating income related to the acquired activity conditioned upon the achievement of operating income milestones during the periods ending December 31, 2003, 2004 and 2005. No payments were due for the periods ending December 31, 2003 and 2004 since the goals were not met. Should Dominion reach the earn out goal for 2005, any additional consideration will be recorded as goodwill.

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

         During 2004, we derived less than 5% of our total revenues from maintenance and services. We generally provide a warranty on most of our products for defects for which we receive notice within 12 months of the delivery date of the product.

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

         Our research and development expenses during 2002, 2003 and 2004 were approximately $3,750,000, $5,128,000 and $5,088,000 respectively, of which royalty bearing grants from the Office of the Chief Scientist of the Israel Ministry of Industry, Trade and Labor, or the OCS, and investment tax credits, constituted approximately 16.6% 6.9% and 8%. In addition to our own research and development activities, we also acquire know-how from external sources. We cannot assure you that any of our research and development projects will yield profitable results.

         We have the following three development centers, each of which develops various products and technologies based on its area of expertise:

          o in Israel, we develop a wide range of products including our taut wire, mechanical vibration, video and high-end SMS systems and PipeGuard;

          o in California, MSI develops our microphonic fence sensors as well as our microwave detection, personal alarm and small/medium end control systems; and

          o in Canada, Senstar develops our leaky coax radar, triboelectric and fiber-optic fence sensors, electrostatic volumetric detection and medium to high-end control systems and personal emergency location systems.

         We historically sought co-financing of our development projects from the OCS. In 2004, we obtained grants from the OCS of $228,000 for certain of our research and development projects. We are obligated to pay royalties to the OCS, amounting to 3%-4.5% of revenues derived from sales of the products funded with these grants, up to an amount equal to 100% of the grants received, linked to the U.S. dollar. All grants received after January 1, 1999 also bear interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. We paid royalties amounting to $131,000, $80,000 and $61,000 in the years ended December 31, 2002, 2003 and 2004, respectively. As of December 31, 2004, our aggregate contingent obligation to the OCS amounted to $1,868,000.

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

The Fund for the Encouragement of Marketing Activities

         The Israeli Government, through the Fund for the Encouragement of Marketing Activities, awarded us grants for overseas marketing expenses. We are obligated to pay royalties to this fund at the rate of 3% of the increase in export sales, up to the amount of the grants we received. To date, we have received $253,000 in grants, and have paid royalties during 2002, 2003 and 2004 of $53,000, $0 and $0, respectively. As of December 31, 2004, our aggregate contingent obligation amounted to $95,000.

Backlog

         As of May 31, 2005, our backlog amounted to approximately $43 million of which approximately $21 million is expected to be delivered by the end of 2005, $11 million is expected to be delivered by the end of 2006 and $11 million is expected to be delivered thereafter.

Manufacturing and Supply

         Our manufacturing operations consist of designing and developing our products, fabricating and assembling components and finished products, quality control and final testing. Substantially all of our manufacturing operations are currently performed at our plant in Yehud, Israel. See "Property, Plants and Equipment" below.

         We acquire most of the components utilized in our products, including, but not limited to, our turnkey products, and certain services from a limited number of suppliers and subcontractors. We cannot assure you that we will continue to be able to obtain such items from these suppliers on satisfactory terms. Alternative sources of supply are available, and therefore, we are not dependent upon these suppliers and subcontractors. We also maintain an inventory of systems and spare parts in order to enable us to overcome potential temporary supply shortages until an alternate source of supply is available. Nevertheless, temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results.

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

          MSI's manufacturing operations are located at its facility in Fremont, California and consist of development and design, assembly, quality control and final testing. MSI uses local subcontractors for making and mounting its printed circuit board assemblies.

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

         There are a number of companies that have developed video motion detection systems, including Geutebruck GmbH, Adpro, Siemens AG and Bosch.

         We believe that our principal competitors for Dreambox systems are Nice Systems Ltd., Verint Systems Inc. and DVTel Inc.

         We believe that our principal competitors for security management and control systems and turnkey project offerings include, among others, Honeywell Inc., Lockheed Martin Corporation, Raytheon Company, Siemens AG, Dornier, Elbit Systems Ltd. and Rafael.

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

Intellectual Property Rights

         We have approximately 45 patents issued and patent applications pending in the U.S. and in several other countries and have obtained licenses to use proprietary technologies developed by third parties. We cannot assure you:

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

         Effective as of April 1, 2005, Perimeter Products Inc., one of our wholly owned US subsidiaries merged into another of our US wholly owned subsidiaries, Senstar Stellar Inc. Following the merger, Senstar Stellar Inc.'s name was changed to Magal Senstar Inc., or MSI.

     Name of Subsidiary                                Country of Incorporation
     ------------------                                ------------------------
     Senstar-Stellar Corporation                       Canada
     Magal Senstar Inc.                                United States (Delaware)
     Senstar GmbH                                      Germany
     Kobb Inc.                                         United States (Delaware)
     Magal B.V.                                        The Netherlands
     Senstar-Stellar Latin America S.A. de C.V.        Mexico
     Senstar-Stellar Limited                           United Kingdom
     Smart Interactive Systems, Inc.                   United States (Delaware)
     E.S.E. Ltd.                                       Israel
     Magal Security Sisteme S.R.L                      Romania

D.   Property, Plants and Equipment.

         Our two-story 2,533 square meter plant is located on a 4,352 square meter parcel in the Yehud Industrial Zone. We purchased the rights to the land in August 1988 from a third party, which had purchased them primarily from the Israel Land Authority. In accordance with Israeli law, this parcel of land is still registered in the name of the Israel Land Authority. We will be entitled to have title to the property recorded in our name when Israeli authorities subdivide the property into parcels. This procedure is a statutory requirement for transferring land ownership in Israel. The products that we manufacture at this facility include our taut-wire intrusion detection systems, our vibration detection systems, our video-motion detection systems, MagNet, Fortis, DreamBox, PipeGuard, and other perimeter systems.

         Senstar owns a 33,000 square foot facility in Carp, Ontario, Canada. Approximately 7,000 square feet are devoted to administrative, marketing and management functions and approximately 8,000 square feet are used for engineering, system integration and customer service. Senstar uses the remaining 18,000 square feet for production operations, including cable manufacturing, assembly, testing, warehousing, shipping and receiving. Senstar also leases ten acres of land near this facility that is used as an outdoor sensor test and demonstration site for its products. The products that Senstar manufactures at this facility include the Perimitrax/Panther 2000 buried cable intrusion detection systems, the Intelli-Field electro static detection system, the Intelli-FLEX microphonic fence detection system, Flair and Flash, and various perimeter monitoring and control systems.

          MSI owns a 20,000 square foot facility in Fremont, California. The products that MSI manufactures at this facility include Intelli-Wave, various sensors, the PAS personal alarm system and the MX control and monitoring center.

         In connection with two of our credit lines, a fixed charge was placed on our plant in Israel by each of Bank Leumi Israel and Union Bank of Israel, each of which ranks pari-passu with the other. In addition, MSI has granted its mortgage lender a first mortgage on its premises.

         We believe that our facilities are suitable and adequate for our operations as currently conducted and as foreseen. In the event we will require additional facilities, we believe that we will be able to obtain such facilities at commercially reasonable rates.

ITEM 5.  Operating and Financial Review and Prospects

A.   Operating Results.

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

         We develop, manufacture, market and sell complex computerized security systems. Our systems are used in more than 75 countries to protect aircraft, national borders and sensitive facilities, including military bases, power plant installations, airports, postal facilities, prisons and industrial locations from terrorism, theft and other security threats. Our revenues are principally derived from:

          o a line of perimeter security systems and a video motion detection system, which automatically detect and locate intruders, identify the nature of intrusions and provide emergency notification;

          o turnkey projects based on security management, command and control systems, which integrate the management, control and display of various security systems into a single, real-time database and support real-time decision making and wide area command and control; and

          o    video monitoring services.

         We recently began to market two new products: DreamBox and PipeGuard. DreamBox is a state-of-the-art embedded hardware and software product, which integrates a number of Closed Circuit - TV related applications, into one box. The system is designed to be economical, as well as compact to save space, while avoiding the use of complicated cable installation and network protocols integration. PipeGuard utilizes an innovative technology to guard buried pipelines, regardless of pipeline length, with the ability to detect potential attack and alert authorities before potential harm or damage occurs. PipeGuard provides a solution for securing buried assets, gas and oil pipelines and infrastructure of buried communication lines such as fiber optic cables. The target market for PipeGuard includes oil and gas companies, owners and operators of pipelines or communication cables and governmental agencies dealing with security and environment.

         Economic and Other Factors

         Following the terrorist attacks of September 11, 2001, heightened global security concerns have increased the demand for products such as ours, which protect aircraft, national borders and sensitive facilities from terrorism, and we have experienced an increase in inquiries from prospective customers regarding our products. Although we expect demand for our products to increase, because our products are primarily sold to government agencies, government authorities and government-owned companies, many of which have complex and time-consuming procurement procedures, we do not expect to experience a significant increase in our revenues until, at the earliest, the end of 2005.

         The continued state of hostility between the State of Israel and the Palestinian Authority has caused the State of Israel to increase its efforts to protect its facilities and installations from unauthorized intrusions. In 2002, the Israeli Government announced the construction of a perimeter system to seal off parts of the West Bank to prevent Palestinian terrorists from entering Israel. In September 2002, we won 80% of the bids published by the Israeli Ministry of Defense, or MOD, for the installation of intrusion detection systems along the seam-line between Israel and the West Bank. We received orders having a value of approximately $19 million to install intrusion detection systems along approximately 150 kilometers. As of December 31, 2004, this project was completed. In 2003, the Israeli Government resolved to extend the perimeter system and to continue construction along most of the remaining parts of the seam-line. However, following the UN resolution to refer the question of the legality of the seam-line perimeter systems to the International Court of Justice in Hague, an international opposition to the route selected by the Israeli government arose, causing the Israeli Government to change and shorten the route of the seam-line perimeter system. This opposition, as well as certain resolutions of the Israeli Supreme Court, caused a halt in the building of the seam-line fence during 2004. Recently, the Israeli government approved a new seam-line fence route. Such resolution is expected to signal the renewal of work on the southern parts of the seam-line. According to recent reports in the Israeli press, the MOD is expected to shortly publish orders for the work on the southern segments of the seam-line fence, and it is widely believed that the majority of the remaining segments of the fence will be completed during 2005. Although we believe that we will participate in the new construction, we cannot assure you that Israel will follow through with its decision to build the perimeter system along the seam-line, or if such perimeter system is constructed or rebuilt, that our products will be utilized.

         During 2004, we continued to incur losses relating to Smart's operations.

         Business Challenges/Areas of Focus

         Our primary business challenges and areas of focus include:

          o continuing the growth of revenues and profitability of our perimeter security system line of products;

          o enhancing the introduction and recognition of our new products into the markets;

          o penetrating into new markets and strengthening our presence in existing markets; and

          o    succeeding in selling our comprehensive turnkey solutions.

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

         Revenue Recognition

         We generate our revenues mainly from (1) installation of comprehensive security systems for which revenues are generated from long-term fixed price contracts; (2) sales of security products; and (3) services and maintenance, which are performed either on a fixed-price basis or on a time-and-materials basis.

         Revenues from installation of comprehensive security systems and turnkey projects are generated from fixed price contracts according to which the time between the signing of the contract and the final customer acceptance is over a period generally exceeding one year. Fees are payable upon completion of agreed upon milestones, and subject to customer acceptance. Following customer acceptance for certain milestones and only thereafter, services can be performed for the next milestone. The amounts of revenues recognized are based on the total fees under the agreement and the percentage to completion achieved.

         Project costs include material purchased to produce the system, related labor and overhead expenses and subcontractor's costs. The percentage to completion is measured by monitoring costs and efforts devoted using records of actual costs incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of installing and integrating security systems, a history of no collection issues, delivery and acceptance of similar services and a history of no cancellation problems, which are reviewed and updated regularly by us. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

         Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in our results of operations when they are reasonably determinable by us, on a cumulative catch-up basis.

         We believe that the use of the percentage of completion method is appropriate as we have the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and the terms of settlement, including in cases of terminations for convenience. In all cases we expect to perform our contractual obligations and our customers are expected to satisfy their obligations under the contract.

         Amounts recognized in advance of contractual billing are recorded as unbilled receivables. At December 31, 2004 we recorded $ 13.2 million of such unbilled receivables.

         We sell security products to a customer according to the customer's order without installation work. The customer is not entitled to return the parts. Revenues from security product sales are recognized when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

         Services and maintenance are performed under either fixed-price basis or time-and-materials basis contracts. Under fixed-price contracts, we agree to perform certain work for a fixed price. Under time-and-materials contracts, we are reimbursed for labor hours at negotiated hourly billing rates and materials. Such service contracts and related revenues are recognized as those services are performed or over the term of the related agreements provided that, an evidence of an arrangement has been obtained, fees are fixed and determinable and collectibillity is reasonably assured.

         One of our subsidiaries provides security video monitoring services. The majority of its executed contracts are for a five year term and do not include terms that result in the transfer of title of the equipment to the customer. Under the contracts, service is not dependent on specific equipment. That is, our subsidiary's obligation is related to the provision of monitoring services. As such, service contracts do not meet the definition of a lease and our subsidiary recognizes monthly service fees over the terms of the agreements.

         Deferred revenue includes unearned amounts under installation services, service contracts and maintenance agreements.

         Inventories

         Inventories are stated at the lower of cost or market value. We periodically evaluate the quantities on hand relative to historical and projected sales volumes, current and historical selling prices and contractual obligations to maintain certain levels of parts. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories, market prices lower than cost and adjusted revenue forecasts. Such write-offs are included in cost of revenues. Cost is determined as follows:

          o    Raw  materials,   parts  and  supplies  -  using  the  "first-in,
               first-out" method.

          o    Work-in-progress - represents the cost of production in progress.

          o Finished products - on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

         During 2002, 2003 and 2004, we recorded inventories write-offs in the amounts of $244,000, $601,000 and $224,000, respectively. A significant portion of the 2003 write-off was attributable to discontinued products.

         Income taxes

         We account for income taxes in accordance with Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes." This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

         As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and we must establish a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. Increases in the valuation allowance result in additional expense to be reflected within the tax provision in the consolidated statement of income. At December 31, 2004, our deferred tax asset was $0.7 million. Our subsidiaries in the U.S. and the UK have estimated total available carry-forward tax losses of $7,139,000 and $795,000 respectively, to be offset against future taxable profit for 16-20 years and an indefinite period, respectively. As of December 31, 2004, we recorded a full valuation allowance due to the uncertainty of our future realization of the tax assets.

         Goodwill

         Goodwill represents the excess of the costs over the net fair value of the assets of the businesses acquired. Goodwill acquired in a business combination on or after July 1, 2001 may not be amortized and we ceased to amortize goodwill acquired in prior periods beginning January 2002.

         We test goodwill impairment on acquisition and at least annually thereafter or between annual tests in certain circumstances, we write down goodwill when impaired, rather than amortizing it as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flow.

          Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reportable units. During 2002, 2003 and 2004, no impairment losses were identified.

         As of December 31, 2004, our goodwill amounted to $4,286,000, which principally relates to our Perimeter security systems segment.

         Impairment of long lived assets

         Our long-lived assets and certain identifiable intangibles are reviewed for impairment in whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group of asset to the future undiscounted cash flows expected to be generated by the group of assets. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the group of assets exceeds their fair value. During 2002, 2003 and 2004, no impairment losses were identified.

         Financial statements in U.S. dollars

         A significant portion of our revenues is generated in dollars. Financing and investing activities including credit, loans, equity transactions and cash investments are executed in dollars. We believe that the dollar is the primary currency of the economic environment in which we operate. Thus, our functional and reporting currency is the dollar. The dollar was also determined to be the functional currency of our U.S.- based subsidiaries.

         Monetary accounts maintained in currencies other than the dollar are remeasured into dollars. All transaction gains and losses from the remeasured monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

         The financial statements of all our foreign subsidiaries, excluding our U.S. subsidiaries, whose functional currency is their local currency, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of income amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

         Accordingly, we had accumulated foreign currency translation income of approximately $1.3 million and $2.3 million that were included as part of "accumulated other comprehensive income (loss)" within our balance sheets at December 31, 2003 and 2004, respectively. During 2002, 2003 and 2004, foreign currency translation income of $288,000, $2,292,000, and $1,057,000 respectively, were included under "accumulated other comprehensive income
(loss)." Had we determined that the functional currency of our subsidiaries (not including our U.S. subsidiaries) was the dollar, these gains would have increased our income for each of the years presented.

         Concentrations of credit risk

         Financial instruments that are potentially subject to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term bank deposits, structured notes, unbilled accounts receivable, trade receivables and long-term trade receivables.

         Of our cash and cash equivalents and short-term and long-term bank deposits at December 31, 2004, $12 million are invested in major Israeli and U.S. banks, approximately $3 million is invested in other banks, mainly with Deutsche Bank and RBC Royal Bank and we hold a structured note in the principal amount of $3 million that was issued by the Royal Bank of Scotland. Cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. We believe that the financial institutions that hold our investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

         The short term and long term trade receivables and the unbilled accounts receivable of our company and our subsidiaries are derived from sales to large and solid organizations located mainly in Israel, the United States, Canada and Europe. We perform ongoing credit evaluations of our customers and to date have not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that we have determined to be doubtful of collection and by a general reserve. In certain circumstances, we may require letters of credit, other collateral or additional guarantees. As of December 31, 2004, the allowance for doubtful accounts amounted to $320,000.

         Derivative instruments

         We recognize our derivative instruments as either assets or liabilities in our statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

         We designate our derivative instruments as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk). The effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings.

         To protect against the reduction in value of forecasted foreign currency cash flows resulting from certain sale arrangements, we entered into forward contracts during 2003 and 2004 in order to hedge portions of our forecasted revenue denominated in Euro. When the dollar strengthens significantly against the Euro, the decline in value of future Euro revenue is offset by gains in the value of the forward contracts designated as hedges. Conversely, when the dollar weakens, the increase in the value of future Euro cash flows is offset by losses in the value of the forward contracts.

         During the year ended December 31, 2004, we recognized a net loss of $932,000 related to the effective portion of our hedging instruments and a net loss of $19,000 related to the portion of the hedging instrument excluded from the assessment of hedge ineffectiveness.

         We expect that during the next 12 months we will reclassify $649,000 of net losses on derivative instruments from unrealized losses on forward contracts to earnings due to actual sales and related payments.

         Fair value of financial instruments

         The following methods and assumptions were used by us and our subsidiaries in estimating the fair value of our financial instruments:

          o The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, unbilled accounts receivable, short-term bank credit and trade payables approximate their fair value due to the short-term maturity of such instruments.

          o The carrying amount of our long-term trade receivables, long-term bank deposits and structured notes approximate their fair value. The fair value was estimated using discounted cash flows analyses, based on our investment rates for similar types of investment arrangements.

          o The carrying amounts of our long-term debt are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. As of December 31, 2003, the fair value of our long-term borrowings was $ 5,564,000, compared to the carrying amount of $ 5,714,000. As of December 31, 2004, the fair value of our long-term borrowings was $ 5,318,000, compared to the carrying amount of $5,349,000.

          o    The fair  value of  foreign  currency  contracts  (used for hedge
               purposes)  is  estimated   by  obtaining   current   quotes  from
               investment bankers.

Results of Operations

         Due to the nature of our customers and products, our revenues are often generated from a relatively small number of large orders. Consequently, individual orders from individual customers can represent a substantial portion of our revenues in any one period and significant orders by any customer during one period may not be followed by further orders from the same customer in subsequent periods. Our revenues and operating results may, therefore, vary substantially from period to period. Consequently, we do not believe that our revenues and operating results should necessarily be judged on a quarter-to-quarter comparative basis.

         The following table presents, for the periods indicated, certain financial data expressed as a percentage of revenues:

                                                         Year Ended December 31,
                                             ----------------------------------------------
                                             2000      2001       2002      2003       2004
                                             ----      ----       ----      ----       ----
Revenues..................................   100%      100%       100%      100%       100%
Cost of revenues..........................    53        52         56        56         55
                                             ----      ----       ----      ----       ----
Gross profit..............................    47        48         44        44         45
                                             ----      ----       ----      ----       ----
Operating expenses:
Research and development, net.............     8         8          7         8          8
Selling and marketing, net................    18        19         20        20         21
General and administrative................    12        12         11         9          9
Award granted by principal shareholders...     -         -          -         -          2
                                             ----      ----       ----      ----       ----
Operating income..........................     9         9          6         7          5
Financial income (expenses), net..........    (1)        -          -        (2)        (1)
                                             ----      ----       ----      ----       ----
Income before taxes on income.............     8         9          6         5          4
Taxes on income...........................     1         1          2         1          2
                                             ----      ----       ----      ----       ----
Net income................................     7%        8%         4%        4%         2%
                                             ----      ----       ----      ----       ----

Years ended December 31, 2004 and 2003

         Revenues. Revenues increased by 2.7% to $61 million in the year ended December 31, 2004, as compared with $59.4 million in the year ended December 31, 2003. Revenues from sales of perimeter systems were $46.3 million in 2004, as compared with $51.1 million in 2003, a decrease of 9%, as a result of a decrease of approximately $10.4 million in the seam-line project, which made a major contribution to our revenues in 2003 and was halted in 2004 due to litigation in Israel. Revenues from security turnkey projects increased by 69% to $11.4 million in 2004, as compared with $6.7 million in 2003. One of our main projects in 2004 was the protection of the Otopeni International Airport in Romania. Based on our backlog of approximately $25 million and our assessment of the market, we anticipate that our rate of revenue growth will increase in 2005.

         Cost of revenues. Cost of revenues reached $33.7 million in the year ended December 31, 2004, as compared with $33.4 million in the year ended December 31, 2003. Cost of revenues as a percentage of revenues was 55% in 2004, as compared with 56% in 2003. We anticipate that our cost of revenues as a percentage of revenues will remain at the same level in 2005.

         Gross profit. Gross profit increased to $27.2 million in the year ended December 31, 2004, as compared with $26.0 million for the year ended December 31, 2003, primarily as a result of our increased revenues.

         Research and development expenses, net. Research and development expenses, net for the year ended December 31, 2004 were $4.7 million, as compared with $4.8 million for the year ended December 31, 2003, a decrease of 2%. Research and development expenses, net amounted to 7.7% of revenues in 2004, as compared with 8% in 2003. Royalty bearing grants and investment tax credits decreased to $405,000 in 2004 compared to $355,000 in 2003. We expect that our net research and development expenditures will continue at the same level in 2005 as in 2004.

         Selling and marketing expenses, net. Selling and marketing expenses, net were $12.7 million for the year ended December 31, 2004, as compared with $11.6 million for the year ended December 31, 2003, an increase of 9.4%. The increase in selling and marketing expenses in 2004 was primarily due to increased marketing and selling expenses for our newly developed products, especially the DreamBox(R), and the increase in our revenues from projects, mainly our project in Otopeni International Airport in Romania. Selling and marketing expenses amounted to 20.8% of revenues in 2004, as compared with 19.5% in 2003. We expect that our selling and marketing expenses will increase in 2005 at the same rate as any increase in revenues, but will not change materially as a percentage of revenues.

         General and administrative expenses. General and administrative expenses were $5.8 million for the year ended December 31, 2004 compared to $5.3 million for the year ended December 31, 2003. General and administrative expenses amounted to 9.5% of revenues in 2004, compared to 8.9% in 2003. The increase in general and administrative expenses was due to an $0.2 million increase in the amortization of deferred stock compensation and an increase in expenses incurred by Smart due to a $0.2 million increase in rent and depreciation expenses arising from its relocation to a new facility. We expect that our general and administrative expenses will increase in 2005 due to the costs associated with our implementation of the internal controls required under
Section 404 of the Sarbanes-Oxley Act.

         Award granted by principal shareholders. Our two principal shareholders awarded our employees $1.2 million out of their personal funds in celebration of our twentieth anniversary. According to generally accepted accounting principles in the United States, such award was recorded in our second quarter statement of income as an expense, although it did not affect our shareholders' equity nor our statement of cash flows.

         Financial income (expenses), net. Financial expenses, net for the year ended December 31, 2004 were $762,000, as compared with $1 million for the year ended December 31, 2003. This decrease in financial expenses was due to the decrease in the rate of devaluation of the U.S. dollar against the Canadian Dollar and the NIS. Our major operations are located in Canada and Israel.

Years ended December 31, 2003 and 2002

         Revenues. Revenues increased by 38% to $59.4 million in the year ended December 31, 2003, as compared with $43 million in the year ended December 31, 2002. Revenues from sales of perimeter systems were $51.1 million in 2003, as compared with $36.4 million in 2002, an increase of 40%. Revenues from security turnkey projects increased by 26% to $6.7 million in 2003, as compared with $5.3 million in 2002. Our main projects in 2003 included the installation of intrusion detection systems along the seam-line between Israel and the West Bank and the protection of the Otopeni International Airport in Romania. The devaluation of the U.S. dollar against the Canadian dollar and the NIS increased by approximately $2 million the revenues that are linked to those currencies in terms of U.S. dollars.

         Cost of revenues. Cost of revenues reached $33.4 million in the year ended December 31, 2003, as compared with $23.9 million in the year ended December 31, 2002. Cost of revenues as a percentage of revenues was 56% in 2003, remaining at the same level as in 2002.

         Gross profit. Gross profit increased to $26.0 million in the year ended December 31, 2003, as compared with $19.0 million for the year ended December 31, 2002, primarily as a result of our increased revenues.

         Research and development expenses, net. Research and development expenses, net were $4.8 million in the year ended December 31, 2003, as compared with $3.1 million for the year ended December 31, 2002, an increase of 53%. Research and development expenses, net amounted to 8% of revenues in 2003, as compared with 7% of revenues in 2002. Royalty bearing grants and investment tax credits decreased to $355,000 in 2003, as compared with $622,000 in 2002 due to the decrease of royalty bearing grants received from the OCS. The increase in our research and development expenses was attributable to our development of three new products that were launched in the beginning of 2004.

         Selling and marketing expenses, net. Selling and marketing expenses, net were $11.6 million in the year ended December 31, 2003, as compared with $8.6 million in the year ended December 31, 2002, an increase of 34%. The increase in selling and marketing expenses in 2003 was primarily due to the increase in our revenues. Selling and marketing expenses amounted to 20% of revenues in both 2003 and 2002.

         General and administrative expenses. General and administrative expenses were $5.3 million in the year ended December 31, 2003, as compared with $4.9 million in the year ended December 31, 2002. General and administrative expenses amounted to 9% of revenues in 2003, compared to 11% in 2002.

         Financial income (expenses), net. Financial expenses, net were $1.0 million in the year ended December 31, 2003, as compared with financial income of $199,000 in the year ended December 31, 2002. This increase in financial expenses was due to the devaluation of the U.S. dollar against the Canadian Dollar and the NIS Our major operations are located in Canada and Israel.

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

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

         Exchange rate fluctuations between the NIS and the dollar, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparison of our results. In 2001 and 2002, the rate of devaluation of the NIS against the dollar was 9.3% and 7.3%, respectively, while in 2003 and 2004 the NIS appreciated in value in relation to the dollar by 7.6% and 1.6%, respectively. A portion of our expenses, primarily labor expenses, is incurred in NIS and a part of our revenues are quoted in NIS. Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS. Our results may be adversely affected by the devaluation of the NIS in relation to the dollar (or if such devaluation is on lagging basis), if our revenues in NIS are higher than our expenses in NIS and/or the amount of our assets in NIS are higher than our liabilities in NIS. Alternatively, our results may be adversely affected by an appreciation of the NIS in relation to the dollar (or if such appreciation is on a lagging basis), if the amount of our expenses in NIS are higher than the amount of our revenues in NIS and/or the amount of our liabilities in NIS are higher than our assets in NIS.

         The following table presents information about the rate of devaluation of the NIS against the dollar:

                                                               Israeli inflation
    Year ended       Israeli inflation     NIS devaluation        adjusted for
   December 31,            rate %               rate %           devaluation %
   ------------      -----------------     ---------------     -----------------
       2000                  0                   (2.7)                 2.7
       2001                  1.4                  9.3                 (7.9)
       2002                  6.5                  7.3                 (0.8)
       2003                 (1.9)                (7.6)                 5.7
       2004                  1.2                 (1.6)                 2.8

         Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. We are also subject to exchange rate fluctuations related to our activities in Canada. During the three years ended December 31, 2004, foreign currency fluctuations had an adverse impact on our results of operations, and our foreign exchange gains (losses), net were $478,000, ($569,000) and ($120,000), respectively. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

         We periodically enter into foreign exchange contracts to offset the risk of currency exchange rate fluctuations in connection with certain revenues. During 2003 and 2004, we entered into forward contracts in order to hedge a portion of our forecasted revenues denominated in euro. These forward contracts are designated as cash flows hedges, as defined by SFAS No. 133, as amended, and we believe are effective as a hedge for these revenues when the revenues are recorded. The effective portion of the derivative instruments is included in revenues and in financial expenses in the statements of operations.

         We expect that during the next 12 months we will reclassify $649,000 of net losses on derivative instruments from unrealized losses on forward contracts to earnings due to actual sales and related payments.

Political Conditions

         Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. In 1979 Israel signed a peace agreement with Egypt under which full diplomatic relations were established. In October 1994 a peace treaty was signed between Israel and Jordan which provides, among other things, for the commencement of full diplomatic relations between the two countries. To date, there are no peace treaties between Israel and Syria or Lebanon.

         Since 1993, several agreements have been signed between Israel and the Palestinian representatives concerning conditions in the West Bank and Gaza and outlining several interim Palestinian self-government arrangements. The implementation of these agreements have been subject to difficulties and delays.

         Since September 2000, relations between Israel and the Palestinian Authority have deteriorated and there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. Recently, the Israeli government has resolved to unilaterally evacuate all the Jewish settlements in Gaza Strip, and a few settlements in the West Bank. In addition, following the death of Yasser Arafat, the Palestinian Authority has established a new regime which vowed to take active actions against terrorism and caused all Palestinian terror organizations to commit to halt the execution of acts of terror in Israel. Such commitment has not been completely observed. However, there is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price.

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

         The domestic security situation in Israel and the global slowdown in demand for high-tech imports continued to be the main factors affecting economic activity in Israel in 2002 and 2003. Nevertheless, in the second half of 2003, the business sector's activity showed signs of recovery, based on the rise in export and private consumption. Toward the end of 2003, budgetary restraint was exercised as a result of the economic program. The economic program placed much emphasis on immediately reducing the deficit and on measures expected to lead to its permanent reduction, and it therefore boosted the credibility of the fiscal policy and placed the economy on a declining budget deficit path.

         During 2004, the expansion of the economic activity and growth that the Israeli economy experienced since the second half of 2003 continued and unemployment decreased slightly. During this period inflation reached a rate of 1.2%, and the level expected by the Bank of Israel for the next 12 months is between 1% and 3%. Interest rates have remained level throughout the year at approximately 4.1%.

         The Israeli government's monetary policy contributed to relative price and exchange rate stability in recent years, despite fluctuating rates of economic growth and a high rate of unemployment. There can be no assurance that the Israeli government will be successful in its attempts to keep prices and exchange rates stable.

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

         Israel receives significant amounts of economic assistance from the United States, averaging approximately $3 billion annually over the last several years. We cannot assure you that U.S. economic assistance will continue at or near amounts received in the past. If U.S. economic assistance is eliminated or reduced significantly, the Israeli economy could suffer material adverse consequences which could have a material adverse impact on our financial condition and results of operations.

Effective Corporate Tax Rate

         The general Israeli corporate tax rate was reduced in June 2004 from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. However, certain of our manufacturing facilities have been granted "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, 1959, as amended, commonly referred to as the Investment Law, and, consequently, are eligible, subject to compliance with specified requirements, for tax benefits beginning when such facilities first generate taxable income. The tax benefits under the Investment Law are not available with respect to income derived from products manufactured outside of Israel. We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities. Subject to certain restrictions, we are entitled to a tax exemption in respect of income derived from our approved facilities for a period of two years, commencing in the first year in which such income is earned, and will be entitled to a reduced tax rate of 15% to 25% for an additional three to eight years if we qualify as a foreign investors' company. If we do not qualify as a foreign investors' company, we will instead be entitled to a reduced rate of 25% for an additional five years, rather than eight years. A foreign investors' company is defined in the Investment Law as a company in which more than 25% of its shareholders are non-Israeli residents. Pursuant to the Investment Law, a foreign investors' company may enjoy benefits for a period of up to ten years, or twelve years if it meets certain export criteria stipulated in the Investment Law (the actual length of the benefits period is graduated based on the percentage of foreign ownership).

         Our effective corporate tax rate may substantially exceed the Israeli tax rate. Our U.S. subsidiaries will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities. Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate, which will apply to us.

         As of December 31, 2004, our subsidiaries in the U.S. and the United Kingdom had total net available carry forward tax losses of approximately $8 million. A full valuation allowance was recorded due to the uncertainty of the tax assets' future realization. Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state tax law provisions. The annual limitation may result in the expiration of net operating losses before utilization.

B.   Liquidity and Capital Resources.

General

         Our ongoing liquidity requirements arise primarily from our need to service debt and provide working capital. From our inception until our initial public offering in March 1993, we financed our activities mainly through cash flow from operations and bank loans. In March 1993, we received proceeds of $9,837,000 from an initial public offering of 1,380,000 ordinary shares. In February 1997, we raised $9,440,000 from a follow-on offering of 2,085,000 ordinary shares. The proceeds from these offerings together with cash flow from operations and our credit facilities are our main sources of working capital.

         On April 19, 2005, we completed a registered direct offering of 1,700,000 of our ordinary shares. The ordinary shares were sold to unaffiliated institutional investors at a purchase price of $9.50 per share and to affiliated investors at a purchase price of $9.92 per share (the closing price of the ordinary shares on the Nasdaq National Market on April 14, 2005) for aggregate gross proceeds of approximately $16.3 million.

         Our working capital at December 31, 2004 was $21.6 million compared to $21.4 million at December 31, 2003. Cash and cash equivalents amounted to $12 million at December 31, 2004 compared to $4.4 million at December 31, 2003. On a proforma basis our working capital at March 31, 2005 including proceeds of the April registered direct offering was $36.5 million. Short-term and long-term bank deposits and structured notes amounted to $6 million at December 31, 2004 compared to $12.1 million at December 31, 2003. Our cash and cash equivalents, short and long-term bank deposits and a structured note are held mainly in U.S. dollars.

         We expect to fund our short-term liquidity needs, including our obligations under our credit facilities, other contractual agreements and any other working capital requirements, from cash and cash equivalents, operating cash flow and our credit facilities. We believe that our current cash and cash equivalents, including bank deposits, structured note and our expected cash flow from operations in 2005 will be sufficient to meet our planned and potential cash requirements through 2006.

         Net cash provided from operating activities was $3.7 million for the year ended December 31, 2004 compared to $1.7 million for the years ended December 31, 2003 and net cash used from operating activities of $1.9 million for the year ended December 31, 2002. The increase in cash from operations was primarily due to interest received on short and long term bank deposits, payments received from trade receivable mainly from the MOD and a customer in Azerbaijan and a decrease in inventories. Purchases of property and equipment in 2002, 2003 and 2004 were $1.5 million, $3.2 million and $4.9 million, respectively. Capital expenditures in 2001, 2002 and 2003 were principally for equipment for Smart, computers and other machinery and equipment. We estimate that our capital expenditures for 2005 will total approximately $5.5 million, of which 8% will be spent in Israel, 90% in the U.S. and Canada and 2% in other countries. We expect to finance these expenditures primarily from our cash and cash equivalents, operating cash flow and our credit facilities. However, the actual amount of our capital expenditures for 2005 will depend on a variety of factors, including general economic conditions, changes in the demand for our products and the risks and uncertainties involved in doing business in Israel.

Credit Lines and Other Debt

         We currently have credit lines with Bank Leumi Le-Israel B.M., or BLL, Union Bank of Israel Ltd., or Union Bank, United Mizrahi Bank Ltd., or UMB, and Bank Hapoalim B.M. totaling $24 million in the aggregate. There are no restrictions as to our use of each of these credit lines. We agreed not to pledge any of our assets without the consent of these banks. In addition, in connection with two of these credit lines, a fixed charge was placed on our physical plant in Israel by each of BLL and Union Bank, each of which ranks pari-passu with the other.

         We have undertaken to maintain the following financial ratios and terms in respect of our credit lines with each of BLL, Union Bank and UMB:

          o A ratio of at least 40% of shareholders' equity out of the consolidated total assets;

          o Minimal annual consolidated net income in the amount of $1 million; and

          o The same shareholders maintain the core of control in our company.

         As of December 31, 2004, we were in compliance with these ratios and terms. If we fail to fulfill our undertakings and covenants as aforesaid, these three banks will be entitled to demand the immediate repayment of any of our outstanding indebtedness to them and may terminate our credit lines with them. Our loans under these credit lines are generally denominated in dollars. However, we may occasionally have short-term NIS-denominated loans.

         In addition, our subsidiaries currently have credit lines with Bank Leumi USA, Royal Bank of Canada and Deutsche Bank totaling $9.2 million in the aggregate.

         Our Canadian subsidiary, Senstar Stellar Corporation, or Senstar, has undertaken to maintain general covenants and the following financial ratios and terms in respect of its used credit lines:

          o    A quick ratio of not less than 1.25;

          o A ratio of total liabilities to tangible net worth of not greater than 0.75; and

          o    Tangible net worth of at least $9 million.

         As of December 31, 2004, Senstar was in compliance with these ratios and terms.

         As of December 31, 2004, we had approximately $5 million available under our credit lines. In addition, our subsidiaries had approximately $1.4 million available under their credit lines.

         As of December 31, 2004, we had outstanding under our used credit lines:

          o short-term NIS-denominated loans of approximately $5.6 million, bearing an average interest at a rate of 5.47%;

          o    short-term   dollar-denominated   loans  of  approximately   $8.6
               million, bearing an average interest at a rate of 4.08%;

          o several bank performance and advance payment guarantees totaling approximately $2.8 million, at an annual cost of 0.5 %-1.0 %; and

          o    forward contracts of approximately $2.1 million.

         As of December 31, 2004, Senstar, had outstanding, in the aggregate, short-term Canadian dollar denominated loans of US$1.5 million, bearing interest at a rate of Canadian Prime plus 0.5% (4.75% at December 31, 2004). This loan is collateralized by a general security agreement.

         As of December 31, 2004, our subsidiaries had outstanding, in the aggregate, $5.3 million in long-term loans as follows:

          o $2.5 million, bearing interest at an annual rate of 3.1%. The interest on the outstanding balance under this loan is due monthly. This loan is due in one installment in April 2006;

          o $500,000, bearing interest at an annual rate of 3.5% and collateralized by the assets of our US subsidiary, Perimeter Products Inc., or PPI. The interest on the outstanding balance under this borrowing is due quarterly, with the principal due in one installment in April 2006;

          o    $500,000,  bearing  interest  at an  annual  rate  of  3.05%  and
               collateralized  by  PPI's  assets.   This  loan  is  due  in  one
               installment in April 2006; and

          o $1.8 million mortgage loan to PPI, bearing interest at a fixed rate of 8.25%. The mortgage is due in 18 quarterly installments of $64,700, commencing February 2001, with a final payment of approximately $1.8 million due in November 2005. In connection with this mortgage loan, PPI has granted the bank a first mortgage on its premises. In addition, we have guaranteed the full amount of this mortgage loan.

         In connection with our non-mortgage related loans listed immediately above, Bank Leumi USA placed a $3 million fixed charge on our deposits with that bank.

         The two $500,000 promissory notes issued to Bank Leumi USA both have covenants that require us to maintain $1 million in deposits at all times, otherwise the interest rate on the notes become the bank's rate plus 0.25% until the minimum deposit is maintained. We are also required to maintain tangible net worth and subordinated debt in an amount of not less than $170,000 for one note and not less than $100,000 for the second note.

         As of December 31, 2004, Senstar GmbH obtained bank performance guarantees in the amount of $136,000.

         As of December 31, 2004, Senstar issued a letter of credit in the amount of $902,000 in connection with the purchase of supplies.

         On May 5, 2005, we repaid a short term loan of $1.7 million from Bank Hapoalim from the proceeds of the April ordinary shares offering.

C.   Research and Development, Patents and Licenses.

Government Grants

         We participate in programs sponsored by the Israeli Government for the support of research and development activities. In 2004, we obtained $228,000 of royalty-bearing grants from the OCS for certain of our research and development projects. We are obligated to pay royalties to the OCS, amounting to 3%-4.5% of revenues derived from sales of the products funded with these grants, up to 100% of the grants received, linked to the U.S. dollar. All grants received after January 1, 1999 will also bear interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales no payment is required.

         Royalties paid to the OCS amounted to $131,000, $80,000 and $61,000 in the years ended December 31, 2002, 2003 and 2004, respectively.

         As of December 31, 2004, we had a remaining contingent obligation to pay royalties of approximately $1.9 million to the OCS upon the successful sale of products developed using such research and development programs sponsored by the OCS.

         The Israeli Government, through the Fund for the Encouragement of Marketing Activities, awarded us grants for overseas marketing expenses. We are obligated to pay royalties to this fund at the rate of 3% of the increase in export sales, up to the amount of the grants we received. To date, we have received $253,000 in grants from the Fund and, during 2002, 2003 and 2004, we paid the Fund $53,000, $0 and $0, respectively, in royalties. As of December 31, 2004, we had a remaining contingent obligation to the Fund of $95,000.

Investment Tax Credit

         Senstar is eligible for investment tax credits on its research and development activities and on certain current and capital expenditures. During 2002, 2003 and 2004, Senstar recognized $304,000, $216,000 and $176,000, respectively, of investment tax credits as a reduction of research and development expenses. Senstar has available investment tax credits of approximately $436,000 to reduce future federal income taxes payable. These credits will expire at various dates from 2012 through 2014. See also Item 4.B. "Information on the Company-Business Overview-Research and Development; Royalties."

D.   Trend Information.

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

         For additional discussion of the information required by this item see "Operating and Financial Review and Prospects-Operating Results" and "Operating and Financial Review and Prospects-Liquidity and Financial Resources" above.

E.   Off-Balance Sheet Arrangements.

         At December 31, 2004, we have guaranteed the advance payments and the performance of our work to certain of our customers (usually government entities). Such guarantees are required by contract for our performance during the installation and operational period of projects throughout Israel and the rest of the world. The guarantees for installation typically expire soon after certain milestones are met and guarantees for operations typically expire proportionally over the contract period. Our maximum potential amount of future payments we could be required to make under our guarantees at December 31, 2004 was $2.9 million. We have not recorded any liability for such amounts, as we expect that our performance will be acceptable and to date, no guarantees have been exercised against us.

F.   Tabular Disclosure of Contractual Obligations.

         The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2004 and the effect we expect them to have on our liquidity and cash flow in future periods.

           Contractual Obligations                                         Payments due by Period
-----------------------------------------          ---------------------------------------------------------------------------
                                                                    less than 1                                    more than 5
                                                      Total             year         1-3 Years      3-5 Years        years
                                                   ----------       -----------      ----------     ---------      -----------
Long-term debt obligations..............           $5,349,000       $1,849,000       $3,500,000     $     -           $-
Capital (finance) lease obligations.....                -                -                -               -            -
Operating lease obligations.............              986,000          441,000          446,000        99,000          -
Purchase obligations....................              300,000            -              300,000           -            -
Other long-term liabilities reflected on
   the company's balance sheet under U.S.
   GAAP ................................                -                -                -               -            -
Total...................................           $6,635,000       $2,290,000       $4,246,000       $99,000         $-


ITEM 6.  Directors, Senior Management and Employees

A.   Directors and Senior Management.

         Our directors and executive officers are as follows:

Name                                        Age    Position
----                                        ---    --------
Jacob Even-Ezra.........................    74     Chairman of the Board and Chief Executive Officer
Izhar Dekel.............................    53     President and Director
Chaim Porat.............................    69     Vice President - Far East and Australia Marketing
Yehezkel Farber.........................    64     Vice President - Operations
Zvi Dank................................    55     Vice President - Research and Development
Raya Asher..............................    37     Vice President - Finance, Chief Financial Officer and Secretary
Asaf Even-Ezra..........................    39     Vice President - Israel and West European Marketing
Dany Pizen..............................    53     Vice President - East European and CIS Marketing
Ofer Katz...............................    56     Vice President - Aviation Security
Raffi Netzer............................    42     Vice President - Africa and Latin America  Marketing
Nathan Kirsh............................    73     Director
Jacob Nuss..............................    57     Director
Jacob Perry ............................    61     Director
Zeev Livne..............................    60     Director
Shaul Kobrinsky.........................    53     Outside Director
Anat Winner.............................    46     Outside Director

         Our articles of association provide for a board of directors of not less than three and not more than eleven members as may be determined from time to time at our annual general meeting. All questions that arise at meetings of the board of directors are decided by majority vote. In the event of a tie, the chairman of the board casts the deciding vote. All directors, other than outside directors who serve for three years, hold office until the next annual general meeting of shareholders and until their successors have been elected. Officers serve at the discretion of the board of directors, subject to the terms of any agreement between them and us and the provisions of the Israeli Companies Law, 5739-1999.

                  Jacob Even-Ezra has served as our chairman of the board and chief executive officer since 1984, and from 1987 until 1990 he also served as our president. He is currently a member of the Executive Council and the Management Committee of Tel-Aviv University. From 1985 to 1988, Mr. Even-Ezra was also chairman of the Israel Export Institute. Mr. Even-Ezra Graduated holds a B.Sc. in Electrical Engineering from the Technion, Israel Institute of Technology.

         Izhar Dekel has served as our president since 1990 and as our director since 1993. Mr. Dekel served as our finance manager from 1984 to 1990. Mr. Dekel holds an M.B.A. degree and a B.A. in Economics and International Relations from the Hebrew University of Jerusalem.

         Chaim Porat has served as our vice president - Far East and Australian marketing since 1988. Prior to joining us, Mr. Porat served as the head of the security division of Beta Engineering Ltd. Mr. Porat holds a B.Sc. in Electrical Engineering from the Technion, Israel Institute of Technology.

         Yehezkel Farber has been our vice president - operations since 1986. Previously Mr. Farber served as the manager of the customer systems department of IAI Ltd.

         Zvi Dank has served as our vice president - research and development since 1984. Before joining us, Mr. Dank worked as an electronic engineer in the electronics division of IAI Ltd. Mr. Dank holds a B.Sc. in Electrical Engineering from the Technion, Israel Institute of Technology.

         Raya Asher has served as our vice president - finance, chief financial officer and secretary since 1998. Prior to joining us, Ms. Asher served as a senior audit manager with Kost Levary and Forer, Certified Public Accountants in Israel, the predecessor of our auditors, Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global. Ms. Asher holds an M.B.A. in Business and a B.A. in Accounting and Economics from Tel Aviv University.

         Asaf Even-Ezra joined us in 1995 and has served as our vice president - Israel and West European marketing since 1998. Mr. Even-Ezra also heads our video motion detection division. Mr. Even Ezra holds an M.B.A. and a B.A. in Business from NY Institute of Technology.

         Dany Pizen has served as our vice president - East European and CIS marketing since 1995. Before joining us, Mr. Pizen served as vice president of business development of Eldor Electronics Ltd., before which he served for 20 years in the IDF and retired as a Lieutenant Colonel. Mr. Pizan holds a B.A. in Social Science from Bar Ilan University.

         Ofer Katz has served as our vice president - aviation security since 1995. Since 1984 he has served in our software and computer development department as manager of our production line and in operations and special projects.

         Rafi Nezer has served as our vice president - Africa and Latin America marketing since 2004. Before joining us and since 1999, Mr. Nezer acted as director of marketing for Rada Electronic Industries Ltd. Mr. Nezer holds an M.B.A. in Business Administration from INSEAD and an L.L.B. from the Tel Aviv University.

         Nathan Kirsh has served as our director since 1984. Mr. Kirsh is an independent investor. Mr. Kirsh serves as one of the trustees of the Eurona Foundation, the beneficial owner of 81.5% of the outstanding ordinary shares of our company that are held by Mira Mag Inc. Mr. Kirsh holds a B.A. in Commerce from the University of Witwatersrand, Johannesburg.

         Jacob Nuss has served as our director since 1993. Mr. Nuss currently serves as the vice president - internal auditing of IAI, and served as IAI's deputy vice president - internal auditing from 1999 to 2003. From 1993 to 1999, Mr. Nuss served as the director of finance of IAI's electronics group. From 1991 to 1993, Mr. Nuss served as assistant to the chairman of the board of IAI. Since 1975, Mr. Nuss has served in various financial management capacities at IAI. IAI is a former shareholder in our company. Mr. Nuss holds an M.B.A. in Business from Recanati Business School and a B.A. in Economics and Business Management from Bar Ilan University. Mr. Nuss holds a certificate in internal auditing.

         Jacob Perry was appointed to serve as a director in December 2002.
From 1995 to December 2002, Mr. Perry was President and CEO of Cellcom Israel Ltd., Israel's largest cellular phone operator. Mr. Perry served 29 years with the Israeli General Security Service, and served as its Chief from 1988 until 1995. Mr. Perry has also served as an adviser to the Israeli Prime Minister on the subject of prisoners of war and missing persons. He was a board member of El-Al Israel Airlines and a member of the executive personal of many public organizations. Mr. Perry is also a Chairman of the Board of Directors of various companies, including Mizrahi Bank B.M., Lipman Electronic Engineering Ltd. and Aeronautics Defense Systems Ltd. Mr. Perry also acts as an advisor to Cellguide Ltd. Mr. Perry holds an A.M.P. from Harvard Business School and a B.A. in Oriental Studies and History of the Jewish People from Tel-Aviv University.

         Zeev Livne was appointed to serve as a director in July 2004. Mr. Livne has served as the chairman of Livne Strategic Consultants LTD. since 2001. Mr. Livne served 39 years with the IDF until 2001. During his long military career with the IDF, Mr. Livne served as the Defense Attache to the U.S. and Canada from 1997 to 2001, Military Secretary to the Prime minister of Israel from 1996 to 1997 and Ground Force Commander from 1994 to 1996. From 1992 to 1994 Mr. Livne established the IDF Home Front Command and served as its first Commander. Mr. Livne serves on the board of directors of "PAZKAR," a private Israeli Company. Mr. Livne holds a B.A. in History from the Tel Aviv University, and an M.A. in Geography from the University of Haifa.

         Shaul Kobrinsky was appointed to serve as an outside director in July 2004. Mr. Kobrinsky has served as the President and Chief Executive Officer of Urdan Industries Ltd., an investment and holding company since 1997. From 1989 to 1997, Mr. Kobrinsky served a Chief Executive Officer of Cargal Ltd., an Israeli company that manufactures corrugates. Previously, and since 1984, Mr. Kobrinsky served as deputy Managing Director of Clal Industries Ltd., a holding and investment company. Mr. Kobrinsky serves as a director of various public companies, including: Mendelson Israel Technical and Engineering Supplies Ltd. and Aloni Marble Ltd. Mr. Kobrinsky holds a B.A in Economics from Tel Aviv University.

         Anat Winner was appointed to serve as an outside directors in July 2004. Mrs. Winner has served as Chief Executive Officer and Chief Financial Officer of Israel News Ltd. since October 2001. From 1999 to October 2001, Mrs. Winner served as Chief Financial Officer of DBS. Satellite Services (1998) Ltd.
(YES), an Israeli company that is engaged in setting up and operating DBS television systems. Previously, and since 1995, Mrs. Winner served as chief financial officer of Eurocom Cellular Communications Ltd., an Israeli company that is engaged in the importing and marketing of cellular phones as well as supplying cellular service. Since 1996, Mrs. Winner has also served as corporate secretary of Eurocom Cellular Communications Ltd. Mrs. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant for 15 years.

         Jacob Even-Ezra and Asaf Even-Ezra are father and son. Izhar Dekel is Jacob Even-Ezra's son-in-law and Asaf Even-Ezra's brother-in-law. Other than these relationships, there are no other family relationships among our directors and senior executives.

         Itzhak Hoffi and Menachem Meron, who served as our outside directors since June 2001 and as directors since 1996, vacated office in July 2004 as their terms of office concluded in accordance with the provisions of the Israeli Companies Law. Brigadier-General (Ret.) Emanuel Shaked who acted as our vice president - Africa and Latin America marketing since 1986, retired effective December 31, 2004.

B.   Compensation.

         During the fiscal year ended December 31, 2004, we paid aggregate compensation to all of our officers and directors as a group (consisting then of 16 persons) of approximately $1.5 million. In addition, we have provided automobiles to our executive officers at our expense. We have two key-man life insurance policies for Izhar Dekel. We are the beneficiary of one of these policies and certain of Mr. Dekel's family members are the beneficiaries of the other policy. We bear the cost of each of these insurance policies. We also have a key-man life insurance policy for Jacob Even-Ezra, for which we are the beneficiary.

         Directors who are not officers of us or of any entity that beneficially owns 5% or more of our ordinary shares, as well as our outside directors, receive an annual fee of approximately $5,600 and an additional fee of approximately $300 for each board or committee meeting that they attend.

          Under the Israeli Companies Law, the board of directors must approve all compensation arrangements for the chief executive officer of the company, and unless provided otherwise in the company's articles of association, all compensation arrangements for officers and employees (other than the company's directors) are subject to the chief executive officer's approval. Directors' compensation arrangements (other than outside directors) also require audit committee approval before board approval and shareholder approval. However, pursuant to amendments to the Companies Regulations (Relief from Related Party Transactions), 5760-2000, directors' compensation and employment arrangements do not require, in certain circumstances, shareholder approval. In addition, under these regulations, if the director or office holder is a controlling shareholder of the company, then the employment and compensation arrangements of such director or office holder do not require shareholder approval if such arrangements meet certain criteria.

         An outside director is entitled to compensation as provided in regulations promulgated under the Israeli Companies Law and is otherwise precluded from receiving any other compensation, directly or indirectly, in connection with such service.

         During 2004, we have granted options to purchase 94,500 ordinary shares to two of our directors and executive officers. We have no service contracts with any of our directors to provide services as a director that provide for benefits upon termination of employment. However, we do have employment agreements with certain of our directors in connection with their service as employees.

C.   Board Practices.

         We are subject to the provisions of the Israeli Companies Law, which became effective on February 1, 2000, superseding most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983. The Israeli Companies Law authorizes the Minister of Justice to adopt regulations exempting from the provisions described below companies, such as us, whose shares are traded both in Israel and outside of Israel.

Election of Directors and Officers

         Our directors, other than our outside directors as described below, are elected by our shareholders at our annual general meeting and hold office until the next annual general meeting. All the members of our board of directors (except the outside directors as detailed below) may be reelected upon completion of their term of office. Our annual general meetings are held at least once every calendar year, but not more than fifteen months after the last preceding annual general meeting. In the intervals between our annual general meetings, the board of directors may appoint new directors to fill vacancies.

         We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders. See below in this Item 6.C. "Directors, Senior Management and Employees - Board Practices - NASDAQ Exemptions for Foreign Private Issuers."

         Our officers serve at the discretion of the board of directors, subject to the terms of any agreement between them and us and the provisions of the Israeli Companies Law.

Directors' Service Contracts

         See Item 6.B. "Directors, Senior Management and Employees-Compensation" above.

Alternate Directors

         Our articles of association provide that any director may, by written notice to us, appoint another person to serve as an alternate director, subject to the approval of the board of directors. Under the Israeli Companies Law, as amended, any person may act as an alternate director, but if such person is a member or an alternate member of any of the committees of the board of directors, then the same person may not act as an alternate for other members of the same committee. An alternate director may be appointed for one meeting or for another specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as an alternate director, except if the director is unable to attend a meeting of the board of directors.

Independent and Outside Directors

         Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in Israel or outside of Israel are required to appoint two outside directors. The Israeli Companies Law requires that the outside directors be residents of Israel. However, the Minister of Justice of the State of Israel has promulgated regulations exempting certain qualifying dual listed companies, such as us, from the applicability of certain provisions of the Israeli Companies Law. The Companies Regulations (Concessions for Public Companies Whose Shares are Registered in a Stock Exchange outside Israel), 5760-2000, as amended, provides that a public company whose shares have been offered to the public outside of Israel or were registered on a stock exchange out of Israel prior to February 1, 2000; and were registered on a stock exchange in Israel after such date, may appoint an outside director who is not an Israeli resident.

         The Israeli Companies Law provides that a person may not be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as an outside director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes:

          o    an employment relationship;

          o a business or professional relationship maintained on a regular basis;

          o    control; and

          o service as an office holder, excluding service as an outside director of a company that is offering its shares to the public for the first time.

         The Israeli Companies Law further provides that if at the time the outside directors are appointed a company's board of directors is comprised solely of members of the same gender, then at least one of the outside directors must be of a different gender than the other directors.

         No person may serve as an outside director if the person's position or other business creates, or may create, conflicts of interest with such person's responsibilities as an outside director. Until the lapse of two years from termination of office, a company may not engage an outside director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

         Outside directors are elected by a majority vote at a shareholders' meeting, provided that either:

          o the majority of shares voted on the matter including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or

          o the total number of shares voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.

         The initial term of an outside director is three years and may be extended for an additional three years. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company. Each of the outside directors is required to serve on the company's audit committee. Each other committee of a company's board of directors must include at least one outside director. An outside director is entitled to compensation as provided in regulations under the Israeli Companies Law and is prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

         In addition, under the NASDAQ Marketplace Rules promulgated pursuant to the Sarbanes-Oxley Act of 2002, effective as of July 31, 2005, a majority of our board of directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and our audit committee must have at least three members and be comprised only of independent directors each of whom satisfies the respective "independence" requirements of the Securities and Exchange Commission and NASDAQ. Out of the eight directors serving on our board of directors, five directors qualify as independent directors within the meaning of the NASDAQ Marketplace Rules. Our board of directors has determined that Ms. Winner and Mr. Kobrinsky qualify both as independent directors under the Securities and Exchange Commission and NASDAQ requirements and as outside directors under the Israeli Companies Law requirements. Our board of directors has further determined that Messrs. Nuss, Perry, and Livne qualify as independent directors under the Securities and Exchange Commission and NASDAQ requirements.

NASDAQ Exemptions and Home Country Practices

         NASDAQ Marketplace Rule 4350, or Rule 4350, was recently amended to permit foreign private issuers, such as our company, to follow certain home country corporate governance practices without the need to seek individual exemptions from NASDAQ. Instead, a foreign private issuer must provide NASDAQ with a letter from outside counsel in its home country certifying that the issuer's corporate governance practices are not prohibited by home country law. On June 29, 2005, we provided NASDAQ with a notice of non-compliance with Rule 4350. We do not comply with the following requirements of Rule 4350, and instead follow Israeli law and practice in respect of such requirements:

          o the requirement regarding the process of nominating directors. Instead, we follow Israeli law and practice in accordance with which our board of directors recommends the director nominees for election by our shareholders. See above in this Item 6.C. "Directors, Senior Management and Employees - Board Practices - Election of Directors."

          o the requirement regarding the compensation of our chief executive officer and all other executive officers. Instead, we follow Israeli law and practice in accordance with which our board of directors must approve all compensation arrangements for our chief executive officer and all compensation arrangements for officers are subject to the chief executive officer's approval. See above in this Item 6.B. "Directors, Senior Management and Employees - Compensation."

          o the requirement that our independent directors have regularly scheduled meetings at which only independent directors are present.

          o the requirement that we distribute to shareholders (and file with NASDAQ) copies of an annual report containing audited financial statements of our company and its subsidiaries within a reasonable period of time prior to our annual meeting of shareholders. We will make our financial statements available on our website, and will send it to shareholders upon written request.

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

         Our audit committee consists of three board members who satisfy the respective "independence" requirements of the Securities and Exchange Commission, NASDAQ and Israeli Law for audit committee members. Our audit committee is currently composed of Ms. Anat Winner and Messrs. Shaul Kobrinsky, and Jacob Nuss. The audit committee meets at least once each quarter. Our audit committee charter is available on our website at www.magal-ssl.com.

         Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

         Our audit committee reviewed our audited financial statements for the year ended December 31, 2004 and members of the committee met with both management and our external auditors to discuss those financial statements. Management and the external auditors have represented to the audit committee that the financial statements were prepared in accordance with U.S. GAAP. Members of the audit committee have received from and discussed with the external auditors their written disclosure and letter regarding their independence from our company as required by Independence Standards Board Standard No. 1. Members of the audit committee also discussed with the external auditors any matters required to be discussed by Statement on Auditing Standards No. 61. Based upon these reviews and discussions, the audit committee has recommended to the board of directors that the audited financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2004.

Internal Auditor

         Under the Israeli Companies Law, the board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine whether the company's actions comply with the law, integrity and orderly business procedure. Under the Israeli Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, office holder or affiliate, nor may the internal auditor be the company's independent accountant or its representative. Mr. Daniel Spira, CPA (Isr.) is our internal auditor.

Approval of Specific Related-Party Transactions

         The Israeli Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and executive officers. The duty of care requires an office holder to act with the level of competence at which a reasonable office holder would employ under the same circumstances, including. An office holder's duty of care includes a duty to use reasonable means to obtain:

          o information on the appropriateness of a given action brought for his approval or performed by him by virtue of his position; and

          o    all other important information pertaining to these actions.

         The duty of loyalty requires an officer holder to act in good faith and in the company's interest. The duty of loyalty includes a duty to:

          o refrain from any conflict of interest between the performance of his duties in the company and his personal affairs;

          o    refrain from any activity that is competitive with the company;

          o refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

          o disclose to the company any information or documents relating to the company's affairs which the office holder has received by virtue of his position in the company.

         Each person listed as a director or executive officer in the table under "Item 6.A. Directors, Senior Management and Employees -- Directors and Senior Management" above is an office holder. Under the Israeli Companies Law, all arrangements as to compensation of executive office holders who are not directors require approval of the chief executive officer, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

         The Israeli Companies Law requires that an office holder promptly disclose any personal interest that he may have and all related material information known to him in connection with any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities, the office holder must also disclose any personal interest held by:

          o the office holder's spouse, siblings, parents, grandparents, descendents, spouse's descendents and the spouses of any of these people; or

          o any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.

         Under the Israeli Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise. A transaction that is adverse to the company's interest may not be approved.

         In some cases, including in the case of an extraordinary transaction, such a transaction, action and arrangement must be approved by the audit committee and by the board of directors itself, and further shareholder approval is required to approve the terms of compensation of an office holder who is a director. An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the majority of the members of the board or the audit committee have a personal interest, as the case may be.

         Under the Israeli Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder that holds 25% or more of the voting rights in a public company, provided no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (including private offerings in which a controlling shareholder has a personal interest) and a transaction with a controlling shareholder or his relative regarding terms of service and employment, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval for such transactions must include either at least one-third of the shareholders who have no personal interest in the transaction and are present and voting on the matter, in person, by proxy or by written ballot, at the meeting, or a majority of the voting power present and voting on the matter, provided that the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company. For a discussion of certain Israeli Companies Law regulations pertaining to tender offers by shareholders, see Item 10.B. "Additional Information-Memorandum and Articles of Association-Provisions Restricting a Change in Control of Our Company."

         The Israeli Companies Law requires that every shareholder that participates, either in person or by proxy, in a vote regarding a transaction with a controlling member of the company indicate whether or not he or she has a personal interest in the vote in question, the failure of which results in the invalidation of that shareholder's vote. Regulations promulgated under the Israeli Companies Law provide that this requirement does not apply to a company whose shares are publicly traded outside of Israel if, pursuant to applicable foreign securities laws, the company is required to distribute a proxy statement.

         However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated pursuant to the Israeli Companies Law, each of the following transactions between a company and its controlling shareholder(s) does not require shareholder approval:

          o the extension of the term of an existing related-party transaction; provided that the original transaction was duly approved in accordance with the applicable provisions of the Israeli Companies Law or the Israeli Securities Law and regulations promulgated thereunder;

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

         In addition, pursuant to amendment to these regulations, directors' compensation and employment arrangements do not require shareholder approval, provided certain criteria are met. Also, pursuant to this amendment, if the director or the office holder is a controlling shareholder of the company, then the employment and compensation arrangements of such director or office holder do not require shareholder approval, provided certain criteria are met.

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

         Further, since our ordinary shares are listed on the Tel Aviv Stock Exchange, we are subject to additional provisions of the Israeli Companies Law, as amended. These provisions require that the board of directors and shareholders approve any private placement of securities by a public company that will:

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

         These private placement exemptions do not apply to private placements by a director or chief executive officer of the issuer or to a person or entity that will become, as a result of such private placement, a controlling shareholder of the issuer.

         The Israeli Companies Law further provides that a shareholder shall refrain from oppressing other shareholders. In addition, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company's articles of association, has the power to appoint or prevent the appointment of an office holder in the company, or has any other power over the company, is under a duty to act with fairness towards the company and can be personally liable for a breach of such duty.

Indemnification of Directors and Officers and Limitations of Liability

         The Israeli Companies Law provides that a company may not exonerate office holders from liability for a breach of their duty of loyalty, but may exonerate in advance office holders from their liability to the company, in whole or in part, for a breach of his duty of care. However, a company may not exculpate in advance a director from his liability to the company with respect to a breach of his duty of care in the event of distributions. Our articles of association allow us to exculpate any office holder from his or her liability to us for breach of duty of care, to the maximum extent permitted by law, before the occurrence giving rise to such liability.

          o Additionally, the Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the insurance of the liability of any of its office holders with respect to an act performed by him in his capacity as an office holder, for: a breach of their duty of care to us or to another person;

          o a breach of their duty of loyalty to us, provided that they acted in good faith and had reasonable grounds to assume that their act would not prejudice our interests; and

          o a financial liability imposed upon them in favor of another person for an act performed by them in their capacity as office holders.

         Our articles of association provide that, subject to any restrictions imposed by the Israeli Companies Law, we may enter into an insurance contract providing coverage for the liability of any of our office holders for a breach of his duty of care to us or to another person; breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or a financial liability imposed upon him in favor of another person.

         Further, the Israeli Companies Law permits a company, if its articles of association so provide, to indemnify an office holder for acts or omissions committed in his or her capacity as an office holder of the company; for:

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

         Under the Israeli Companies Law, the shareholders of a company may include in, or amend a company's articles of association to include, either of the following:

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

         Our articles of association provide that we may undertake to indemnify in advance an office holder, against financial liability imposed on them in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court, and, reasonable litigation expenses, including attorneys' fees, incurred by such office holders or imposed upon them by a court, in connection with proceedings instigated by us against them or that are instigated on our behalf or by another person, or as a result of a criminal charge from which they were acquitted or a criminal charge in which they were convicted for a criminal offense that does not require proof of intent, provided that such undertaking is limited to events of a kind that can be expected as determined by our board of directors when authorizing such undertaking, and with respect to such amounts determined by our board of directors as reasonable in the circumstances. Furthermore, under our articles of association, we may indemnify any office holder, with respect to any past occurrence.

         Pursuant to a recent amendment to the Israeli Companies Law, a company may indemnify any of its office holders for reasonable litigation costs incurred by such office holder in connection with any investigation or other legal proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against him and a financial liability was imposed on him in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent.

         The Israeli Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result as a result of any of the following:

          o a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

          o a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

          o any act or omission done with the intent to unlawfully yield a personal benefit; or

          o    any fine imposed on the office holder.

         Pursuant to the Israeli Companies Law, indemnification of, and procurement of insurance coverage for, a company's office holders must be approved by the audit committee and the board of directors. In the case of directors, shareholder approval is also required.

         Our shareholders approved our entering into an agreement to indemnify our office holders up to $5 million, in advance. We currently maintain a directors and officers liability insurance policy with a per claim and aggregate coverage limit of $5 million.

D.   Employees.

         As of December 31, 2004, we employed 303 full-time employees, of whom 32 were employed in general management and administration, 55 in marketing, 19 in production management, 148 in production, installation and maintenance, and 49 in engineering and research and development. Of our 303 full-time employees, 120 were employed in Israel, 64 were employed in the U.S., 87 were employed in Canada and 32 were employed in various other countries.

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

E.   Share Ownership.

         The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of June 20, 2005.

                                                               Percentage of
                                       Number of Ordinary        Outstanding
                  Name                   Shares Owned(1)     Ordinary Shares(2)
  ----------------------------------   ------------------    ------------------
  Jacob Even-Ezra(3)(7)(8)..........         633,730              6.11%
  Izhar Dekel(4)(8).................            -                   -
  Raffi Netzer......................            -                   -
  Chaim Porat.......................            -                   -
  Yehezkel Farber...................            -                   -
  Zvi Dank..........................            -                   -
  Raya Asher........................            -                   -
  Asaf Even-Ezra(5)(7)..............         112,426              1.08%
  Dany Pizen........................            -                   -
  Ofer Katz.........................            -                   -
  Nathan Kirsh(6)...................        1,832,227             17.66%
  Jacob Nuss........................            -                   -
  Zeev Livne........................            -                   -
  Jacob Perry.......................            -                   -
  Shaul Kobrinsky...................            -                   -
  Anat Winner.......................            -                   -
  All directors and executive
  officers as a group  persons)(16).        2,465,957             23.77%

------------------
*Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible debenture notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2) The percentages shown are based on 10,372,448 ordinary shares issued and outstanding as of June 20, 2005. (3) Includes Mr. Even-Ezra's beneficial ownership of 337,279 ordinary shares held by Mira Mag, an additional
         219,554 ordinary shares, and 76,897 ordinary shares held by a trustee.
(4) Does not include any of the ordinary shares held by Mira Mag in which Mr. Dekel's wife, Ornit Dekel, has an interest.
(5) Includes one-third, or 337,279 of the ordinary shares held by Mira Mag in which Mr. Even-Ezra has an interest.
(6) Includes Mr. Kirsh's beneficial ownership of 1,485,852 ordinary shares held by Mira Mag. Mr. Kirsh is a trustee of the Eurona Foundation, which owns an 81.5% interest in Mira Mag. Mr. Kirsh is the beneficial owner of an additional 346,375 ordinary shares.
(7)      Jacob Even-Ezra and Asaf Even-Ezra are father and son.
(8) Izhar Dekel is Jacob Even-Ezra's son-in-law and Asaf Even Ezra's brother-in-law.

         As of June 20, 2005, the directors and executive officers listed above, as a group, held options to purchase 94,500 of our ordinary shares at a weighted average exercise price of $7.66 per share, expiring in January 2009.

Stock Option Plan

         On October 27, 2003, our board of directors approved the 2003 Israeli Share Option Plan ("the 2003 Plan") which was approved by our shareholders in July 2004. The Board has elected to allot the options under Israel's capital gain tax treatment.

         Under the 2003 Plan, stock options will be periodically granted to our employees, directors, officers and consultants, in accordance with the decision of our board of directors. Our board of directors has the authority to determine the number of options, if any, which will be granted to each of the recipients, the dates of the grant of such options, the date of their exercise as well as their rate of conversion into shares in respect of each stock option, and the purchase price thereof. Subject to shareholder approval, the 2003 Plan will be effective for ten years and shall terminate in October 2013.

         Under the 2003 Plan, no option may be exercised before the second anniversary of the date on which it was granted, and each option expires on or before the fifth anniversary of the date on which it was granted. Pursuant to the plan, any options that are cancelled or not exercised within the option period will become available for future grants.

         Pursuant to the provisions of the 2003 Plan, if we issue a stock dividend, the number of shares purchasable by any grantee upon the exercise of options that were granted prior to the issuance of the stock dividend will be correspondingly increased.

         As of December 31, 2004, options to purchase 105,000 shares were outstanding and additional options to purchase 537,606 shares were available for grant.

         Grants of stock options under the 2003 Plan are accounted for by us over the exercise periods thereof as a compensation expense with a corresponding credit to our contributed capital. Ordinary shares subject to options under the 2003 Plan are to be valued for this purpose at their market value at the time the options are granted.

ITEM 7.  Major Shareholders and Related Party Transactions

A.   Major Shareholders.

         The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 20, 2005, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on the information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission. The voting rights of the shareholders listed below are not different from the voting rights of our other shareholders.

                                         Number of
                                       Ordinary Shares    Percentage of
                                        Beneficially       Outstanding
  Name                                    Owned(1)       Ordinary Shares(2)
  ---------------------------------    ---------------   ------------------
  Mira Mag Inc.(3).................       1,823,131           17.58%
  Jacob Even-Ezra(4)...............         633,730            6.11%
  Nathan Kirsh (5).................       1,832,227           17.66%

------------------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible debenture notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 10,372,448 ordinary shares issued and outstanding as of June 20, 2005.

(3) Mira Mag is the holder of 1,823,131 ordinary shares. The beneficial owners and their percentage interest in these shares are: The Eurona Foundation 81.5%, or 1,485,852 ordinary shares, and Jacob Even-Ezra's three children 18.5%, or 337,279 ordinary shares. Jacob Even-Ezra beneficially owns all of the 337,279 shares held by Mira Mag in which his children, Ornit Dekel and Guy and Asaf Even-Ezra, have an interest. The Eurona Foundation is an entity controlled by Nathan Kirsh, the trustees of which are Prinz Michael von Liechtenstein, Altenbach 8, P.O. Box 339, FL-9490 Vaduz, Liechtenstein, and Nathan Kirsh, Spintex Village, Ezulwini, Swaziland.

(4) Includes Mr. Even-Ezra's beneficial ownership of 337,279 ordinary shares held by Mira Mag (see footnote (3) above) and Mr. Even-Ezra's beneficial ownership of an additional 219,554 ordinary shares and 76,897 ordinary shares held by a trustee.

(5) Includes Mr. Kirsh's beneficial ownership of 1,485,852 ordinary shares held by Mira Mag (see footnote (3) above). Mr. Kirsh, a trustee of the Eurona Foundation, which owns an 81.5% interest in Mira Mag, is also the beneficial owner of an additional 346,375 ordinary shares.

Significant Changes in the Ownership of Major Shareholders

         In March and April 2004, Mira Mag Inc. sold an aggregate of 2,429,836, or 29.6%, of our ordinary shares in a series of open market transactions.
In March and April 2004, Mr. Even-Ezra sold an aggregate of 210,666, or 2.6%, of our ordinary shares in a series of open market transactions.

         On April 19, 2005 Mr. Kirsh, a trustee of the Eurona Foundation, Mira Mag Inc.'s controlling shareholder, and Mr. Even - Ezra participated in the offering of our ordinary shares and purchased 346,375 and 78,625 ordinary shares, respectively, at a purchase price of $9.92 per ordinary share, the closing price of our ordinary shares at the date of the offering.

Major Shareholders Voting Rights

         Our major shareholders do not have different voting rights.

Record Holders

         Based on a review of the information provided to us by our transfer agent, as of June 8, 2005, there were 59 holders of record of our ordinary shares, of which 53 record holders holding approximately 76.6% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Company (the central depositary for the U.S. brokerage community), which held approximately 76.5% of our outstanding ordinary shares as of said date.

B.   Related Party Transactions.

         In 2003 Mira Mag Inc., our then controlling shareholder, and Jacob Even-Ezra purchased IAI'S interest in our company.

         On April 19, 2005 Mr. Kirsh, a trustee of the Eurona Foundation, Mira Mag Inc.'s controlling shareholder, and Mr. Even-Ezra participated in the offering of our ordinary shares and purchased 346,375 and 78,625 ordinary shares, respectively, at a purchase price of $9.92 per ordinary share, the closing price of our ordinary shares at the date of the offering.

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

Sales to a Former Principal Shareholder

         We sell our perimeter systems to IAI, which was a principal shareholders until July 2003. Jacob Nuss, one of our directors, is currently the deputy vice-president-internal auditing of IAI, and since 1975, has served in various financial management capacities at IAI. The terms of the contracts under which we make sales to IAI were negotiated on an arms'-length basis and the terms of such contracts are no more favorable to IAI than those it could have obtained from an unaffiliated third party. Our sales to IAI during the years ended December 31, 2002, 2003 and 2004 were $111,000, $88,000 and $541,000, respectively.

Sales to a Principal Shareholder

         Our U.S. subsidiary Smart provides video monitoring services to companies controlled by Mr. Kirsh. The terms of the contracts under which we make sales to these companies were negotiated on an arms'-length basis and the terms of such contracts are no more favorable to these companies than those it could have obtained from an unaffiliated third party. Our sales to these companies during the years ended December 31, 2002, 2003 and 2004 were $77,000 $108,000 and $386,000, respectively.

Employment Contracts

         Jacob Even-Ezra and Izhar Dekel entered into substantially similar employment agreements with us, effective January 1993. These agreements contain certain non-competition and confidentiality provisions. In addition, each agreement establishes a base salary and a package of benefits with an aggregate value of approximately 20% of the base salary, as well as a possible bonus. In April 2000, we extended the term of Mr. Even-Ezra's employment agreement until January 2004. In October 2003, the appointment of Mr. Even-Ezra as chairman of the board was extended until January 2006 and as CEO for such period until a new CEO is appointed. Under the Israeli Companies Law, such dual positions require shareholders, approval which must be renewed every three years. Our shareholders approved this dual position in July 2004. In December 2000, our board of directors amended the term of Mr. Dekel's employment agreement. Under the amended agreement, the term of Mr. Dekel's employment will continue until such time as it is terminated by us or by Mr. Dekel pursuant to the terms of the agreement. Under the Israeli Companies Law, the terms of employment of Mr. Dekel, who is also a member of our board of directors requires shareholders' approval. Our shareholders approved Mr. Dekel's terms in July 2004. See also
Item 6.B. "Directors, Senior Management and Employees-Compensation" above.

C.   Interests of Experts and Counsel.

         Not applicable.

ITEM 8.  Financial Information

A.   Consolidated Statements and Other Financial Information.

         The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

         In 2004, the total amount of our revenues from our facilities located outside of Israel to customers outside of Israel was approximately $35 million, or 57% of our total revenues. The total amount of our export revenues from our Israeli facilities to countries outside of Israel was approximately $15.8 million, or 26% of our total revenues.

Legal Proceedings

         In April 2003, Rav-Tec Ltd. filed a civil action against us, the MOD and Mr. Giora Cohen, in the District Court of Tel-Aviv. The plaintiff alleges that its failure in the field trials of the perimeter systems executed by the MOD during 1996-1997 resulted from intentional damage to its perimeter system and diversion of the results of certain intrusion tests made by Cohen who was then a soldier in the IDF. The plaintiff alleges that we were the employer of Cohen during 1995 and we still employed him as our agent during the field trials. The plaintiff requests the courts to annul the field trial and for approximately $730,000 in damages. We have denied all of the above allegations and claimed that the plaintiff's perimeter system failure was not the result of Cohen's actions. According to our legal counsel, we have good defenses against the aforementioned claims. The action is in its preliminary stages.

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

         On January 27, 2004 we paid a cash dividend to our shareholders of $0.05 per ordinary share, representing approximately 17% of our net income in 2003. In August 2004, we paid a 5% stock dividend to our shareholders as a final dividend for 2003.

B.   Significant Changes.

         Except as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2004.

ITEM 9.  The Offer and Listing

A.   Offer and Listing Details.

Annual Stock Information

         Our shares have traded on the NASDAQ National Market since our initial public offering in 1993 and on the Tel Aviv Stock Exchange since July 2001.

         The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ National Market and the Tel Aviv Stock Exchange:

                   NASDAQ National Market            Tel Aviv Stock Exchange
                   ----------------------            -----------------------
                    High             Low              High             Low
                    ----             ---              ----             ---
Year
----
2000.............  $5.12            $2.37              --               --
2001.............  15.20             2.87        NIS  64.00        NIS 20.50
2002.............  13.49             4.57             59.60            22.24
2003.............   9.97             4.74             42.68            22.69
2004.............  40.35             6.75            156.68            32.25

Quarterly Stock Information

         The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ National Market and the Tel Aviv Stock Exchange:

                   NASDAQ National Market            Tel Aviv Stock Exchange
                   ----------------------            -----------------------
                    High             Low              High             Low
                    ----             ---              ----             ---
2003
----
First Quarter...    $6.28           $4.84         NIS 29.66         NIS  4.15
Second Quarter..     6.81            4.74              28.23            22.69
Third Quarter...     9.97            5.55              42.68            25.62
Fourth Quarter..     9.50            7.55              42.23            33.74

2004
----
First Quarter...   $23.22           $6.75         NIS   88.10       NIS 32.25
Second Quarter..    40.35           12.35              156.68           56.77
Third Quarter...    19.45           12.60               84.77           57.12
Fourth Quarter..    17.05           10.60               74.70           47.20


Monthly Stock Information

         The following table sets forth, for each of the last six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ National Market and the Tel Aviv Stock Exchange:

                   NASDAQ National Market            Tel Aviv Stock Exchange
                   ----------------------            -----------------------
                    High             Low              High             Low
                    ----             ---              ----             ---
   2004
   ----
   December        $13.89           $10.6           NIS 59.75        NIS 47.2
   2005
   ----
   January         $12.51           $ 9.41          NIS 53.74        NIS 42.5
   February         11.50             9.46              50.99            41.61
   March            12.47            10.08              52.5             44.57
   April            11.90             9.00              50.91            40.28
   May              10.09             8.51              43.7             37.8


B.   Plan of Distribution.

         Not applicable.

C.   Markets.

         Our ordinary shares have traded on the NASDAQ National Market under the symbol MAGS since our initial public offering in 1993. As of July 1, 2001, our ordinary shares are also traded on the Tel Aviv Stock Exchange under the symbol MAGS.

D.   Selling Shareholders.

         Not applicable.

E.   Dilution.

         Not applicable.

F.   Expenses of the Issue.

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

Board of Directors

         The strategic management of our business (as distinguished from the daily management of the our business affairs) is vested in our board of directors, which may exercise all such powers and do all such acts as our company is authorized to exercise and do, and which are not required to be exercised by a resolution of the general meeting of our shareholders. The board of directors may, subject to the provisions of the Israeli Companies Law, delegate some of its powers to committees, each consisting of one or more directors, provided that at least one member of such committee is an outside director.

         According to the Israeli Companies Law, we may stipulate in our articles of association that the general meeting of shareholders is authorized to assume the responsibilities of the board of directors. In the event the board of directors is unable to act or exercise its powers, the general meeting of shareholders is authorized to exercise the powers of the board of directors, although the articles of association do not stipulate so. Our board of directors has the power to assume the responsibilities of our chief executive officer if he is unable to act or exercise his powers or if he fails to fulfill the instructions of the board of directors with respect to a specific matter.

         Our articles of association do not impose any mandatory retirement or age-limit requirements on our directors and our directors are not required to own shares in our company in order to qualify to serve as directors.

         For a discussion of the Israeli Companies Law regulations concerning a director's duty of care and duty of loyalty, see Item 6.C. "Directors, Senior Management and Employees-Board Practices-Approval of Specific Related-Party Transactions." For a discussion of the Israeli Companies Law regulations regarding indemnification of directors, see Item 6.C. "Directors, Senior Management and Employees-Board Practices-Indemnification of Directors and Officers and Limitations of Liability."

         Directors' compensation arrangements (other than outside directors) require the approval of our audit committee before board and shareholder approval. However, pursuant to amendments to the Companies Regulations (Relief from Related Party Transactions), 5760-2000, directors' compensation and employment arrangements do not require shareholder approval if such arrangements are approved by both the audit committee and the board of directors, and meet certain criteria. In addition, if the director is a controlling shareholder of the company, then the employment and compensation arrangements of such director do not require shareholder approval; provided such arrangements meet certain specified criteria.

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

         Dividends may be paid only out of our distributable earnings, as defined in the Israeli Companies Law. Prior to any distribution of dividends, our board of directors has to determine that there is no reasonable concern that such distribution will prevent us from executing our existing and foreseeable obligations as they become due.

         Voting Rights

         Holders of ordinary shares are entitled to one vote for each share of record on all matters submitted to a vote of shareholders. Voting is done by a show of hands, unless a poll is demanded prior to a vote by a show of hands. Generally, resolutions are adopted at the general meeting of shareholders by an ordinary resolution, unless the Israeli Companies Law or the articles of association require an extraordinary resolution.

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

         Redemption

         Under article 38 of our articles of association, we may issue redeemable stock and redeem the same.

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

         Substantial limitations on shareholders

         See Item 6.C. "Directors, Senior Management and Employees-Board Practices-Approval of Specific Related-Party Transactions."

         Capital Calls

         Under our memorandum of association and the Israeli Companies Law, the liability of our shareholders is limited to the par value of the shares held by them.

Modifications of Share Rights

         Shares which confer preferential or subordinate rights relating to, among other things, dividends, voting, and payment of capital may be created only by an extraordinary resolution of the general meeting of shareholders. The rights attached to a class of shares may be altered by an extraordinary resolution of the general meeting of shareholders, provided the holders of 75% of the issued shares of that class approve such change by the adoption of an extraordinary resolution at a separate meeting of such class, subject to the terms of such class. The provisions of the articles of association pertaining to general meetings of shareholders also apply to a separate meeting of a class of shareholders.

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

         The Israeli Companies Law provides that a company whose shares are traded on a stock exchange must give notice of a general meeting of shareholders to its shareholders of record at least twenty-one days prior to the meeting. A shareholder present, in person or by proxy, at the commencement of a general meeting of shareholders may not seek the cancellation of any proceedings or resolutions adopted at such general meeting of shareholders on account of any defect in the notice of such meeting relating to the time or the place thereof. Shareholders who are registered in our register of shareholders at the record date may vote at the general meeting of shareholders. The record date is set in the resolution to convene the general meeting of shareholders, provided, however, that such record date must be between four to twenty-one days or, in the event of a vote by ballots, between four to forty days prior the date the general meeting of shareholders is held.

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

Provisions Restricting a Change in Control of Our Company

         The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the board of directors of both companies is subject to such board of directors' confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations to its creditors. Each company must notify its creditors about the contemplated merger. Under the Israeli Companies Law, our articles of association are deemed to include a requirement that such merger be approved by an extraordinary resolution of our shareholders, as explained above. The approval of the merger by the general meetings of shareholders of each of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder.

         The Companies Law also provides that an acquisition of shares in a public company on the open market must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. However, this rule does not apply if there already is another 25% or greater shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquiror becoming a 25% or greater shareholder of the company, or (3) was from a shareholder holding more than a 45% interest in the company which resulted in the acquiror becoming a holder of more than a 45% interest in the company.

           However, under the Companies Law, if as a result of any acquisition of shares the acquirer would hold more than 90% of the company's outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares. These rules do not apply if the acquisition is made by way of a private placement, provided such private placement is approved by the shareholders of the company. In addition, these rules do not apply to a company whose shares are publicly traded outside of Israel if applicable foreign securities laws restrict the acquisition of any level of control of the company or require the purchaser to make a tender offer to the public shareholders upon the acquisition of any level of control of the company.

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

E.   Taxation.

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

General Corporate Tax Structure

         In 2004, Israeli companies were generally subject to corporate tax at the rate of 35% of taxable income. This tax rate is expected to decrease gradually to 34% in 2005, 32% in 2006 and 30% beginning in 2007. However, the effective tax rate payable by a company that derives income from an approved enterprise, discussed further below, may be considerably less. See "-Law for the Encouragement of Capital Investments, 1959." Subject to relevant tax treaties, dividends or interest received by an Israeli company from its foreign subsidiaries are generally subject to tax regardless of such company's status as an approved enterprise.

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

         Tax Benefits

         Taxable income of a company derived from an approved enterprise is generally subject to company tax at the maximum rate of 25%, rather than 35%, for the benefit period. This period is ordinarily seven years, or ten years if the company qualifies as a foreign investors' company as described below, commencing with the year in which the approved enterprise first generates taxable income. However, this period is limited to the earlier of twelve years from commencement of production or fourteen years from the date of approval.

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

         On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company's facility will be granted the status of "Approved Enterprise" only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefiting Facility. A company wishing to receive the tax benefits afforded to a Benefiting Facility is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefiting Facility, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefiting Facility and having completed a cooling-off period of no less than two to four years from the company's previous year of commencement of benefits under the Investments Law.

         Facility is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefiting Facility, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefiting Facility and having completed a cooling-off period of no less than two to four years from the company's previous year of commencement of benefits under the Investments Law.

         Pursuant to the amendment, a company with a Benefiting Facility is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefiting Facility and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of commencement of benefits under the Investments Law. The tax benefits granted to a Benefiting Factory are determined according one of the following new tax routes:

         (a) Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefiting Facility within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefiting Facility during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefiting Facility.

         (b) A special tax route enabling companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefiting Facility. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

         (c) A special tax route that provides a full exemption from corporate tax and from tax with respect to dividends for companies with an annual income of at least NIS 13-20 billion that have invested a total of between NIS 600-900 million in facilities in certain geographical locations in Israel.

         Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

         The amendment changes the definition of "foreign investment" in the Investments Law so that instead of an investment of foreign currency in the company, the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder; provided that the company's outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

         The amendment will apply to approved enterprise programs in which the year of commencement of benefits under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004 in which case the provisions of the amendment will not apply.

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

         For companies such as ours, whose foreign shareholders hold more than 25% of the company's outstanding ordinary shares, future approved enterprises would entitle such companies to receive reduced tax rates for up to ten tax years, rather than the maximum seven tax years applicable to companies with a smaller foreign investment.

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

         We currently have two approved enterprise expansion programs which were approved in 1997 and 2001, and under which we are entitled to tax benefits. The periods of benefits for two of our approved enterprise programs will expire in 2007 and in 2012, respectively. The benefits we receive in connection with our approved enterprise programs are conditioned upon the fulfillment of a marketing plan filed by us with the Investment Center.

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

         In June 2005, an amendment to the Research Law became effective, which amendment was intended to make the Research Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of Office of the Chief Scientist-funded know-how outside of Israel. The amendment permits the Office of the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of demanding the recipient to pay increased royalties as described above. The amendment further permits, under certain circumstances and subject to the Office of the Chief Scientist's prior approval, the transfer outside Israel of know-how that has been funded by Office of the Chief Scientist, generally in the following cases: (a) the grant recipient pays to the Office of the Chief Scientist a portion of the consideration paid for such funded know-how (according to certain formulas), (b) the grant recipient receives know-how from a third party in exchange for its funded know-how, or (c) such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities. To our knowledge, the Israeli government intends to amend the royalty regulations promulgated under the Research Law to reflect the foregoing amendment.

         The Research Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the Research Law. In addition, the rules of the Office of the Chief Scientist may require prior approval of the Office of the Chief Scientist or additional information or representations in respect of certain of such events. For this purpose, "control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. "Means of control" refers to voting rights or the right to appoint directors or the chief executive officer. An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the Research Law.

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

         There is a special tax adjustment for the preservation of equity as follows:

                  A. Where a company's equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets, a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward.

                  B. Where a company's depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

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

         For the years 2001 and 2002, the differences between the change in Israel's CPI and in the NIS/U.S. dollar exchange rate caused a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, we have not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

Stamp Tax

         Under Israel's Stamp Tax on Documents Law, certain documents are subject to stamp tax. Recently promulgated regulations provide for a gradual phase-out of the stamp tax by 2008. However, in 2004, the tax authorities began an enforcement campaign involving extensive audits of companies' compliance with the stamp tax obligation with respect to all agreements that had been signed since June 2003.

         We have received legal advice that there are a variety of defenses relating to the obligation to pay stamp tax and as to the amount to be paid. In addition, the Israeli Forum of Chief Financial Officers' has filed a petition with the Israeli Supreme Court against enforcement of this law, which petition is currently pending. If the petition is rejected and the tax authorities do not accept the available defenses, we may be liable to pay stamp tax with respect to the period beginning June 1, 2003. Our management believes that the potential costs arising from this matter are not material.

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

         Pursuant to the tax reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the Tel Aviv Stock Exchange, or TASE, or; (ii) (subject to a necessary determination by the Israeli Minister of Finance) Israeli companies publicly traded on a recognized stock exchange outside of Israel (such as Magal).

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

         Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, provided however that such capital gains are not derive from a permanent establishment in Israel and provided that such shareholders did not acquire their shares prior to an initial public offering.

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

Taxation of Dividends

         Subject to the discussion below under the heading "Passive Foreign Investment Companies," the gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See "Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends received deduction generally available to corporations under Section 243 of the Code.

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

         Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign source passive income or, in the case of certain U.S. Holders, financial services income for United States foreign tax credit purposes. U.S. Holders should note that recently enacted legislation eliminates the "financial services income" category with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to "passive category income" and "general category income." Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced rate of tax, see discussion below. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

         Subject to certain limitations, "qualified dividend income" received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2008 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the "Treaty") or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

         If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate, discussed above, and, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund" (a "QEF election") or to "mark to market" your ordinary shares, as described below:

          o you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

          o the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

          o the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

          o you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

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

Backup Withholding and Information Reporting

         Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the third highest income tax rate applicable to individuals (which, under current law, is 28%). Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

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

F.   Dividends and Paying Agents.

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

         In addition, since we are also listed on the TASE, we submit copies of all our filings with the SEC to the Israeli Securities Authority and TASE. Such copies can be retrieved electronically through the TASE internet messaging system (www.maya.tase.co.il) and, in addition, with respect to filings made as of November 2003, through the MAGNA distribution site of the Israeli Securities Authority (www.magna.isa.gov.il).

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

         The table below presents principal amounts and related weighted average interest rates by date of maturity for our loans:

                                             Interest Rate Sensitivity
                                       Principal Amount by Expected Maturity
                                           Weighted Average Interest Rate
                                           ------------------------------
                                            (U.S. dollars in thousands)

                                                                                                             Fair
                                                                                                           Value at
                                                    2004        2005        2006       2007      Total      12/31/04
                                                    ----        ----        ----       ----      -----      --------
  Liabilities:
  Short Term Loans.......................          $15,618          -         -          -      $15,618      $15,618
  Weighted Average Interest Rate.........            4.64%          -         -          -            -            -
  Long Term Loans........................           $3,500     $1,849         -          -       $5,349       $5,318
  Weighted Average Interest Rate ........            3.15%      8.25%         -          -            -            -

Foreign Currency Exchange Risk

         We sell most of our products in North America, Europe and Israel. The majority of our revenues and expenditures are denominated in dollars. A portion of our revenues in Israel are made in NIS, and we expect to make NIS denominated revenues in 2005 as well. Our foreign currency exposure with respect to our revenues is mitigated, and we expect it will continue to be mitigated, through salaries, materials and support operations, in which part of these costs are denominated in NIS. Since the beginning of

2005, the NIS has decreased by approximately 5.3% against the dollar. We are also subject to exchange rate fluctuations related to our activities in Canada.

         Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. In 2001 and 2002, the rate of devaluation of the NIS against the dollar was 9.3% and 7.3%, respectively, while in 2003 and 2004 the NIS was revaluated in relation to the dollar by 7.6% and 1.6%, respectively. A portion of our expenses, primarily labor expenses, is incurred in NIS and a part of our revenues are quoted in NIS. Additionally, certain assets especially trade receivables, as well as part of our liabilities are denominated in NIS. Our results may be adversely affected by devaluation of the NIS in relation to the dollar (or if such devaluation is on lagging basis), if our revenues in NIS are higher than our expenses in NIS and/or the amount of our assets in NIS are higher than our liabilities in NIS. On the contrary, our results may be adversely affected by the revaluation of the NIS in relation to the dollar (or if such revaluation is on a lagging basis), if the amount of our expenses in NIS are higher than the amount of our revenues in NIS and/or the amount of our liabilities in NIS are higher than our assets in NIS.

         We are also subject to exchange rate fluctuations related to our activities in Canada.

         During the three years ended December 31, 2004, foreign currency fluctuations had an adverse impact on our results of operations, and our foreign exchange gains (losses), net were $478,000, ($569,000) and ($120,000), respectively. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

         We periodically enter into foreign exchange contracts to offset the risk of currency exchange rate fluctuations in connection with certain revenues. During 2003 and 2004, we entered into forward contracts in order to hedge portions of our forecasted revenues and unbilled accounts receivables denominated in euro. These forward contracts are designated as cash flows hedges, as defined by SFAS No. 133, as amended, and we believe are effective as a hedge for these revenues when the revenues are recorded. The effective portion of the derivative instruments is included in revenues.

         As of the December 31, 2004, we expect to reclassify $649,000 of net losses on derivative instruments from unrealized losses on forward contracts to earnings due to actual sales and related payments.

ITEM 12. Description of Securities Other Than Equity Securities

         Not applicable.

                                     PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

         Not applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         Not applicable.

ITEM 15. Controls and Procedures

         Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by our company in reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information was made known to them by others within the company, as appropriate to allow timely decisions regarding required disclosure.

         There were no changes to our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

         All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 16. [Reserved]

ITEM 16A. Audit Committee Financial Expert

         Our board of directors has determined that Anat Winner meet the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

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

                                             Year Ended December 31,
                                  ----------------------------------------------
                                           2003                   2004
                                  ----------------------  ----------------------
            Services Rendered       Fees     Percentages    Fees     Percentages
     --------------------------   --------   -----------  --------   -----------
     Audit (1).................   $197,043       71.3%    $275,311       83.4%
     Audit-related (2).........     14,695        5.3       17,404        5.3

     Tax (3)...................     64,738        23.4      18,183         5.5
     Other ....................          -           -      19,380         5.8
                                  --------      ------    --------      ------
     Total ....................   $276,476      100.0%    $330,278      100.0%

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

ITEM 19. Exhibits

         The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below:

  Exhibit
    No.          Description
  ---------      ---------------------------------------------------------------
  1.1*           Memorandum of Association of the Registrant
  1.2**          Articles of Association of the Registrant
  2.1***         Specimen Share Certificate for Ordinary Share
  2.2****        The Registrant's Stock Option Plan (1993), as amended
  2.4*****       Form of Underwriters' Warrant Agreement
  2.5*****       Registration Rights Agreement, dated as of November 18, 1996, by and among the Registrant, Mira Mag Inc., Israel Aircraft
                 Industries Ltd. and Jacob Even-Ezra
   4.1*****      Form of Underwriting Agreement
   8             List of Subsidiaries of the Registrant

  12.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
  12.2           Certification of Chief Financial Officer pursuant to
                 Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
  13.1           Certification of Chief Executive Officer pursuant to 18 U.S.C.
                 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
  13.2           Certification of Chief Financial Officer pursuant to 18 U.S.C.
                 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
  15.1           Schedule of Valuation and Qualifying Accounts
  15.2           Consent of Kost Forer Gabbay & Kasierer

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

                MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2004


                                 IN U.S. DOLLARS




                                      INDEX


                                                                        Page
                                                                      ---------

 Report of Independent Registered Public Accounting Firm                 F-2

 Consolidated Balance Sheets                                          F-3 - F-4

 Consolidated Statements of Income                                       F-5

 Statements of Changes in Shareholders' Equity                           F-6

 Consolidated Statements of Cash Flows                                F-7 - F-8

 Notes to Consolidated Financial Statements                           F-9 - F-38




                                 - - - - - - - -

ERNST & YOUNG





             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             To the Shareholders of

                           MAGAL SECURITY SYSTEMS LTD.


     We have audited the accompanying consolidated balance sheets of Magal Security Systems Ltd. (the "Company") and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. Our audits included the financial statement schedule listed in the Index at Item 2. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.


     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

     Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



                                            /s/Kost Forer Gabbay and Kasierier
 Tel-Aviv, Israel                              KOST FORER GABBAY & KASIERER
 February 13, 2005                           A Member of Ernst & Young Global

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                     December 31,
                                                                  ------------------
                                                                    2003     2004
                                                                  --------   -------
   ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                       $ 4,389   $11,964
  Short-term bank deposits                                          9,000       -
  Trade receivables (net of allowance for doubtful accounts of
  $187 and $320 as of December 31, 2003 and 2004, respectively)    14,885    13,232
  Unbilled accounts receivable                                      5,072     7,465
  Other accounts receivable and prepaid expenses                    3,857     3,858
  Deferred income taxes                                               454       488
  Inventories                                                      11,777    12,702
                                                                  -------   -------
Total current assets                                               49,434    49,709
                                                                  -------   -------
LONG-TERM INVESTMENTS AND TRADE RECEIVABLES:
  Long-term trade receivables                                         300       344
  Long-term bank deposits                                             -       2,994
  Structured notes                                                  3,051     3,000
  Severance pay fund                                                1,960     2,142
                                                                  -------   -------
Total long-term investments and trade receivables                   5,311     8,480
                                                                  -------   -------
PROPERTY AND EQUIPMENT, NET                                        11,505    14,659
                                                                  -------   -------
DEFERRED INCOME TAXES                                                 335       186
                                                                  -------   -------
INTANGIBLE ASSETS, NET                                                713       656
                                                                  -------   -------
GOODWILL                                                            4,145     4,286
                                                                  -------   -------
Total assets                                                      $71,443   $77,976
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

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and par value data)


                                                                        December 31,
                                                                    -------------------
                                                                      2003       2004
                                                                    --------   --------
   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit                                            $ 12,597   $ 15,618
  Current maturities of long-term debt                                 3,841      1,849
  Trade payables                                                       5,077      3,189
  Other accounts payable and accrued expenses                          6,518      7,450
                                                                    --------   --------
Total current liabilities                                             28,033     28,106
                                                                    --------   --------
LONG-TERM LIABILITIES:
  Unrealized losses on hedging forward contracts                         561        650
  Long-term debt                                                       1,873      3,500
  Accrued severance pay                                                1,992      2,172
                                                                    --------   --------
Total long-term liabilities                                            4,426      6,322
                                                                    --------   --------
COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
  Share capital:
   Ordinary shares of NIS 1 par value:
     Authorized: 19,748,000 shares at December 31, 2003 and 2004;
     Issued and outstanding: 8,035,779 and 8,672,448 shares at
     December 31, 2003 and 2004, respectively                          2,683      2,825
  Additional paid-in capital                                          24,098     32,526
  Deferred stock compensation                                            -         (477)
  Accumulated other comprehensive income                                 479      1,639
  Retained earnings                                                   11,724      7,035
                                                                    --------   --------
Total shareholders' equity                                            38,984     43,548
                                                                    --------   --------
Total liabilities and shareholders' equity                          $ 71,443   $ 77,976
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

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)

                                                               Year ended December 31,
                                                           -------------------------------
                                                             2002       2003        2004
                                                           --------   --------    --------
Revenues                                                   $ 42,966   $ 59,361    $ 60,974
Cost of revenues                                             23,924     33,378      33,725
                                                           --------   --------    --------
Gross profit                                                 19,042     25,983      27,249
                                                           --------   --------    --------
Operating expenses:
  Research and development, net                               3,128      4,773       4,683
  Selling and marketing, net                                  8,642     11,585      12,679
  General and administrative                                  4,938      5,305       5,771
  Award granted by principal shareholders                       -          -         1,200
                                                           --------   --------    --------
Total operating expenses                                     16,708     21,663      24,333
                                                           --------   --------    --------
Operating income                                              2,334      4,320       2,916
Financial income (expenses), net                                199     (1,003)       (762)
                                                           --------   --------    --------
Income before taxes on income                                 2,533      3,317       2,154
Taxes on income                                                 645        913       1,101
                                                           --------   --------    --------
Net income                                                 $  1,888   $  2,404    $  1,053
                                                           ========   ========    ========
Basic net earnings per share                               $   0.24   $   0.30    $   0.12
                                                           ========   ========    ========
Diluted net earnings per share                             $   0.23   $   0.30    $   0.12
                                                           ========   ========    ========






The accompanying notes are an integral part of the consolidated financial statements.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                           AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                 Accumulated
                                                       Additional  Deferred        other                    Total          Total
                                              Ordinary paid-in       stock      comprehensive Retained  comprehensive  shareholders'
                                               shares   capital   compensation  income (loss) earnings     income         equity
                                              -------- -----------------------  ------------- --------  -------------  -------------
Balance as of January 1, 2002                 $  2,583 $  21,670  $     (20)    $   (1,294)   $  9,761                 $   32,700
Exercise of stock options                           13       125          -              -           -                        138
Exercise of warrants                                 4        (4)         -              -           -                          -
Amortization of deferred stock compensation          -         -         17              -           -                         17
Comprehensive income:
  Net income                                         -         -          -              -       1,888    $     1,888       1,888
  Foreign currency translation adjustments           -         -          -            288           -            288         288
                                              -------- -----------------------  ------------- --------  -------------  -------------
Total comprehensive income                                                                                $     2,176
                                                                                                        =============

Balance as of December 31, 2002                  2,600    21,791         (3)        (1,006)     11,649                     35,031
Declared dividend                                    -         -          -              -        (401)                      (401)
Exercise of stock options                           30       432          -              -           -                        462
Amortization of deferred stock compensation          -         -          3              -           -                          3
Stock dividend                                      53     1,875          -              -      (1,928)                         -
Comprehensive income:
  Net income                                         -         -          -              -       2,404    $     2,404       2,404
  Unrealized losses on forward contracts, net        -         -          -           (807)          -           (807)       (807)
  Foreign currency translation adjustments           -         -          -          2,292           -          2,292       2,292
                                              -------- -----------------------  ------------- --------  -------------   ------------
Total comprehensive income                                                                                $     3,889
                                                                                                        =============

Balance as of December 31, 2003               $  2,683 $  24,098  $       -     $      479    $ 11,724                 $   38,984
Exercise of stock options                           51       916          -              -           -                        967
Deferred stock compensation related to
  officers' options grant                            -       661       (661)             -           -                          -
Amortization of deferred stock compensation
  related to officers' options grant                 -         -        184              -           -                        184
Award granted by principal shareholders                    1,200          -              -                                  1,200
Stock dividend                                      91     5,651          -              -      (5,742)                         -
Comprehensive income:
  Net income                                         -         -          -              -       1,053    $     1,053       1,053
  Unrealized gains on forward contracts, net         -         -          -            103           -            103         103
  Foreign currency translation adjustments           -         -          -          1,057           -          1,057       1,057
                                              -------- -----------------------  ------------- --------  ------------   ------------
Total comprehensive income                                                                                $     2,213
                                                                                                        =============
Balance as of December 31, 2004               $  2,825 $  32,526  $    (477)    $    1,639    $  7,035                 $   43,548
                                              ======== =======================  ============= ========                 ============
Accumulated unrealized losses on forward
contracts, net                                                                  $     (704)
Accumulated foreign currency translation
adjustments                                                                           2,343
                                                                                  -------------
Accumulated other comprehensive income as of
December 31, 2004                                                                 $     1,639
                                                                                  ==============

The accompanying notes are an integral part of the consolidated financial statements.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                     Year ended December 31,
                                                                  -----------------------------
                                                                     2002      2003      2004
                                                                  --------   --------   -------
Cash flows from operating activities:
-------------------------------------
   Net income                                                     $ 1,888    $ 2,404    $ 1,053
   Adjustments required to reconcile net income to net
    cash provided by (used in) operating activities:
    Depreciation and amortization                                   1,096      1,378      1,966
    Gain on sale of property and equipment                            (15)        (9)       (18)
    Decrease (increase) in accrued interest on
        short-term and long-term bank deposits                        133       (199)       657
    Amortization of deferred stock compensation                        17          3        184
    Decrease (increase) in trade receivables                       (2,861)    (4,103)     2,049
    Decrease in related parties receivables                             1         28        -
    Decrease (increase) in unbilled accounts receivable            (2,101)     2,708     (2,373)
    Decrease (increase) in other accounts receivable and
      prepaid expenses                                             (1,822)      (836)        16
    Decrease (increase) in deferred income taxes                      444        (88)       178
    Decrease (increase) in inventories                                468     (2,586)      (588)
    Decrease (increase) in long-term trade receivables                705      1,210        (44)
    Increase (decrease) in trade payables                             786         10     (1,956)
    Increase (decrease) in other payables and accrued
    expenses                                                         (532)     1,727        880
    Accrued severance pay, net                                        (72)        77         (2)
    Award granted by principal shareholders                           -          -        1,200
       Realized losses on hedging forward contract                    -          -          476
                                                                  -------    -------    -------
 Net cash provided by (used in) operating activities               (1,865)     1,724      3,678
                                                                  -------    -------    -------
 Cash flows from investing activities:
 -------------------------------------
   Purchase of long-term bank deposits                             (8,389)       -       (3,000)
   Purchase of structured notes                                       -       (3,000)       -
   Proceeds from sale of short-term bank deposits                   7,748      3,505      8,400
   Proceeds from sale of property and equipment                        35         33         59
   Purchase of property and equipment                              (1,527)    (3,194)    (4,858)
   Purchase of know-how and patents                                   (14)       (48)       (89)
   Acquisition of the business activity of Dominion
    Wireless Inc.(a)                                                  -         (902)       -
                                                                  -------    -------    -------
 Net cash used in investing activities                             (2,147)    (3,606)       512
                                                                  -------    -------    -------






The accompanying notes are an integral part of the consolidated financial statements.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                    Year ended December 31,
                                                                --------------------------------
                                                                    2002        2003        2004
                                                                --------    --------    --------
Cash flows from financing activities:
-------------------------------------
  Short-term bank credit, net                                   $  3,911    $  3,098    $  2,895
  Proceeds from long-term bank loans                                 -            43         -
  Principal payment of long-term bank loans                         (158)       (103)       (365)
  Proceeds from exercise of employee stock options                   138         462         967
  Dividend paid                                                      -           -          (401)
                                                                --------    --------    --------
Net cash provided by financing activities                          3,891       3,500       3,096
                                                                --------    --------    --------
Effect of exchange rate changes on cash and cash
equivalents                                                          (98)        252         289
                                                                --------    --------    --------
Increase (decrease) in cash and cash equivalents                    (219)      1,870       7,575
Cash and cash equivalents at the beginning of the year             2,738       2,519       4,389
                                                                --------    --------    --------
Cash and cash equivalents at the end of the year                $  2,519    $  4,389    $ 11,964
                                                                ========    ========    ========
Supplemental disclosures of cash flows activities:
--------------------------------------------------

     (i)  Cash paid during the year for:

          Interest                                              $    932    $  1,099    $  1,093
                                                                ========    ========    ========
          Taxes                                                 $  1,415    $  1,544    $  1,164
                                                                ========    ========    ========
     (ii) Non-cash activities:

          Declared dividend                                     $    -      $    401    $    -
                                                                ========    ========    ========

(a)  Acquisition of the business activity of Dominion Wireless Inc.:

         Net fair value of the assets acquired at the
           acquisition date was as follows:
            Inventory                                           $   376
            Property and equipment                                   90
            Technology                                              436
                                                               ---------
                                                                $   902
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

NOTE 1:- GENERAL

          a. Magal Security Systems Ltd. (the "Company") and its subsidiaries (together "the Group") are engaged in the development, manufacturing, marketing and sales of compleHx computerized security systems used to automatically detect and deter human intrusion for both civilian and military markets. A majority of the Group's sales is generated in the U.S.A., Canada, Europe and Israel.

               As for major customer data, see Note 14b.

          b.   Acquisition of the business activity of Dominion Wireless Inc.:

               On July 1, 2003, the Company's subsidiary acquired the business activity of Dominion Wireless Inc. ("DW") for a total consideration of $902 (including $74 of transaction costs) paid in cash.

               The Asset Purchase Agreement with DW, stipulated for additional payments to be made conditioned upon the achievement of operating income milestones during the periods ending on December 31, 2003, 2004 and 2005. Since such goals have not been met, no additional payments were due for the periods ending December 31, 2003 and 2004. Should DW reach the earn out goals as of December 31, 2005, an additional payment will become due. Such payment will be recorded as additional goodwill in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations".

               DW develops manufactures, sells and supports personal duress alarm systems that locate an individual with accuracy and
               reliability  in   correctional   and  other   institutions.   The
               acquisition of the business activity of DW has expanded the Company's product line offerings and enabled it to provide its customers a comprehensive range of security systems.

               The acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141, and accordingly, the purchase price has been allocated to the assets acquired based on their estimated fair values at the date of acquisition.

               Based  upon  a  valuation  of  tangible  and  intangible   assets
               acquired, the Company's subsidiary allocated the total cost of the acquisition to the assets acquired, as follows:

                                                    At July 1,
                                                       2003
                                                  ---------------
                                                     Unaudited
                                                  ---------------

                  Inventories                      $      376
                  Property and equipment                   90
                  Technology                              436
                                                  ---------------
                                                   $      902
                                                  ===============

               The value assigned to the tangible and intangible assets has been determined as follows:

               a. DW's inventories and property and equipment are presented at current replacement cost.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

               b. The value assigned to technology was determined using the Income Approach on the basis of the present value of cash flows attributable to the intellectual property over its expected future life. Technology is amortized on a straight-line basis over a period of 8 years.

                 The results of operations of DW have been included in the consolidated financial statements since July 1, 2003.

                 The following unaudited pro forma information does not purport to represent what the Group's results of operations would have been had the acquisition been consummated on January 1, 2002 and 2003, nor does it purport to represent the Group's results of operations for any future period. Pro forma results of operations for the period:

                                                            Year ended
                                                           December 31,
                                                     -------------------------
                                                        2002          2003
                                                     -----------   -----------
                  Revenues                            $  47,474     $  59,933
                                                     ===========   ===========
                  Net income                          $     680     $   1,910
                                                     ===========   ===========
                  Basic net earnings per share        $   0.09      $   0.24
                                                     ===========   ===========
                  Diluted net earnings per share      $   0.08      $   0.24
                                                     ===========   ===========

          c.   Award granted by principal shareholders:

               In June 2004, two principal shareholders awarded the Group's employees an amount of net $1.2 million. The award was allocated among the employees according to their position and seniority. The Group recorded the award expense against additional paid in capital in accordance with Staff Accounting Bulletin ("SAB") Topic 5T "Accounting for Expenses or Liabilities Paid by Principal Stockholder".

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

          The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("US GAAP").

          a.   Use of estimates:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          b.   Financial statements in U.S. dollars:

               Significant portion of the Company's revenues is generated in U.S. dollars ("dollars"). Financing and investing activities including credit, loans, equity transactions and cash investments are executed in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

               The dollar was also determined to be the functional currency of the Company's U.S. subsidiaries.

               Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with SFAS No. 52, "Foreign Currency Translation". All transaction gains and losses from the remeasured monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

               The financial statements of all foreign subsidiaries whose functional currency is their local currency, excluding the U.S. ones, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of income amounts have been translated using the average exchange rate for the year. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income
               (loss).

          c.   Principles of consolidation:

               The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions including intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

          d.   Cash equivalents:

               Cash equivalents are short-term highly liquid investments that are readily convertible into cash with original maturities of three months or less at the date acquired.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          e.   Short-term and long-term bank deposits:

               Short-term bank deposits are deposits with maturities of more than three months and less than one year, and presented at their cost.

               Bank deposits with maturities of more than one year are included in long-term bank deposits, and presented at their cost. The deposits are in U.S. dollars and bear interest at an average rate of 2.3% and mature in 2006.

          f.   Structured Notes:

               During 2003, the Company purchased structured notes ("the Notes") at par value totaling $3 million to be settled in 2013. Under the terms of the Notes, the Notes bear interest at 10% over the first year. Thereafter, interest is determined based on six months LIBOR rates using the following formula: 10% minus two times six months LIBOR rate. The Notes are callable immediately after accumulating 12% interest payments.

               The Company accounts for investment in structured notes in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and FASB Emerging Issues Task Force Issue ("EITF") No. 96-12, "Recognition of Interest Income and Balance Sheet Classification of Structured Notes". Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Structured notes securities are classified as held-to-maturity since management believes the Company has the intent and ability to hold these securities to maturity and are stated at amortized cost. As of December 31, 2003 and 2004, the investments in the Notes approximate their fair market value.

          g.   Inventories:

               Inventories are stated at the lower of cost or market value. The Group periodically evaluates the quantities on hand relative to historical and projected sales volumes, current and historical selling prices and contractual obligations to maintain certain levels of parts. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories, market prices lower than cost and adjusted revenue forecasts. Such write-offs are included in cost of revenues.

               Cost is determined as follows:

               Raw  materials,   parts  and  supplies  -  using  the  "first-in,
               first-out" method.

               Work in progress and finished products - on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               During 2002, 2003 and 2004, the Group recorded inventories write-offs in the amount of $244, $601 and $224, respectively. A significant portion of the 2003 write-off was attributed to discontinued products.

          h.   Long-term trade receivables:

               Long-term   trade   receivables   derive  from  operating   lease
               arrangements and from long-term payment arrangements.

          i.   Property and equipment:

               Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                              %
                                             -----------------------------------

          Buildings                                           4
          Machinery and equipment
            (including machinery
            and equipment leased to
            customers under
            operating leases)                        10-33 (mainly at 10)
          Motor vehicles                                      15
          Promotional display                               25-50
          Office furniture and equipment                     6-33
          Leasehold improvements              By the shorter of the term of the
                                                lease and the life of the assets

          j.   Intangible assets:

               Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets".

               Know-how is amortized over 8 to 10 years, patents are amortized over a period of 10 years and technology is amortized over 8 years.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          k.   Impairment of long-lived assets:

               The Group's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long- Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During 2002, 2003 and 2004, no impairment losses have been identified.

          l.   Goodwill:

               Goodwill represents excess of the costs over the net fair value of the assets of the businesses acquired. Under SFAS No, 142, goodwill acquired in a business combination on or after July 1, 2001, shall not be amortized, and goodwill acquired in prior periods ceased to be amortized since January 1, 2002.

               SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reportable units. During 2002, 2003 and 2004, no impairment losses have been identified.

               Differences between the balance of goodwill as of December 31, 2003 and 2004 derive from functional currency translation adjustments. The entire goodwill balance relates to the Perimeter segment.

          m.   Revenue recognition:

               The Group generates its revenues mainly from (1) installation of comprehensive security systems for which revenues are generated from long-term fixed price contracts; (2) sales of security products; and (3) services and maintenance, which are performed either on fixed-price basis or a time-and-materials basis contracts.

               Revenues from installation of comprehensive security systems are generated from fixed price contracts according to which the time between the signing of the contract and the final customer acceptance is over a period generally exceeding one year.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Fees are payable upon completion of agreed upon milestones, and subject to customer acceptance. Following customer acceptance for certain milestone and only thereafter, services could be performed for the next milestone. Such revenues are recognized in accordance with Statement of Position ("SOP") No. 81-1 "Accounting for Performance of Construction-Type and Certain
               Production-Type Contracts," using contract accounting on a percentage of completion method, in accordance with the "Input Method". The amounts of revenues recognized are based on the total fees under the agreement and the percentage to completion achieved.

               Project costs include material purchased to produce the system, related labor and overhead expenses and subcontractor's costs. The percentage to completion is measured by monitoring costs and efforts devoted using records of actual costs incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of installing and integrating security systems, a history of no collection issues, delivery and acceptance of similar services and a history of no cancellation problems, which are reviewed and updated regularly by management. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

               Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

               The Group believes that the use of the percentage of completion method is appropriate as the Group has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and the terms of settlement, including in cases of terminations for convenience. In all cases the Group expects to perform its contractual obligations and its customers are expected to satisfy their obligations under the contract.

               Amounts recognized in advance of contractual billing are recorded as unbilled accounts receivable.

               The Group sells security products to customers according to customers' orders without installation work. The customers are not entitled to return the products. Revenues from security product sales are recognized in accordance with SAB No. 104 "Revenue Recognition in Financial Statements", when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

               Services and maintenance are performed under either fixed-price basis or time-and-materials basis contracts. Under fixed-price contracts, the Group agrees to perform certain work for a fixed price. Under time-and-materials contracts, the Group is reimbursed for labor hours

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               at negotiated hourly billing rates and for materials. Such service contracts are not in the scope of SOP No. 81-1, and accordingly, related revenues are recognized in accordance with SAB No. 104, as those services are performed or over the term of the related agreements provided that, an evidence of an arrangement has been obtained, fees are fixed and determinable and collectibillity is reasonably assured.

               One of the Company's subsidiaries provides security video monitoring services. The majority of contracts executed are for a five year term and do not include terms that result in the transfer of title of the equipment to the customer. Under the contracts service is not dependent on specific equipment. The subsidiary's obligation is related to the provision of monitoring services. In accordance with EITF No. 01-08 "Determining Whether an Arrangement Contains a Lease" and SFAS No. 13 "Accounting for Leases," the service contract does not meet the definition of a lease and as such the subsidiary recognizes monthly service fees over the term of the agreement.

               Deferred revenue includes unearned amounts under installation services, service contracts and maintenance agreements.

          n.   Accounting for stock-based compensation:

               The Company has elected to follow Accounting Principle Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and FASB Interpretation ("FIN") No. 44, "Accounting for Certain Transactions Involving Stock Compensation," in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

               The Company adopted the disclosure provisions of SFAS No. 148 "Accounting for Stock-Based Compensation transition and disclosure", which amended certain provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the prior fiscal year. The Company continues to apply the provisions of APB No. 25 in accounting for stock-based compensation.

               Proforma information regarding net income and net earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

               The fair value for options granted in 2004 is amortized over their vesting period and estimated at the grant date using the Black and Scholes option pricing model with the following weighted-average assumptions for 2004: risk-free interest rate of 2.46%, dividend yields of 0%, a volatility factor of the expected market price of the Company's Ordinary shares of 0.979, and a weighted average life of the option of 1.5 years.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Proforma information under SFAS No. 123:

                                                                     Year ended December 31,
                                                            -----------------------------------------
                                                                2002           2003          2004
                                                            ------------   ------------   -----------
                Net income as reported:                      $    1,888     $    2,404     $   1,053
                  Add: stock based compensation
                    expenses determined under the
                    intrinsic value based method
                    included in the reported net income              17              3           184
                  Deduct: stock based compensation
                    expenses determined under fair
                    value based method for all awards              (246)          (111)         (198)
                                                            ------------   ------------   -----------
                Proforma net income                          $    1,659     $    2,296     $   1,039
                                                            ============   ============   ===========
                Basic net earnings per share-as reported     $     0.24     $     0.30     $    0.12
                                                            ============   ============   ===========
                Diluted  net   earnings   per   share-as
                  reported                                   $     0.23     $     0.30     $    0.12
                                                            ============   ============   ===========
                Proforma basic net earnings per share        $     0.21     $     0.29     $    0.12
                                                            ============   ============   ===========
                Proforma diluted net earnings per share      $     0.21     $     0.29     $    0.12
                                                            ============   ============   ===========

          o.   Research and development costs:

               Research and development costs incurred in the process of developing product improvements or new products, are charged to expenses as incurred, net of grants received and investment tax credit.

          p.   Warranty costs:

               The Group provides a warranty for up to 24 months, at no extra charge. The Group estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized in accordance with FIN No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" and SFAS No. 5 "Accounting for Contingencies". Factors that affect the Group's warranty liability include the number of units, historical and anticipated rates of warranty claims and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. A tabular reconciliation of the changes in the Group's aggregate product warranty liability is not provided due to immateriality.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          q.   Royalty-bearing grants:

               Royalty-bearing grants from the Government of Israel for funding research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a reduction of research and development costs. Research and development grants recognized amounted to $318, $128 and $228 in 2002, 2003 and 2004, respectively.

               The Company also received royalty-bearing grants from the Fund for Encouragement of Marketing Activity. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of selling and marketing expenses. Total grants recognized amounted to $82, $0 and $0 in 2002, 2003 and 2004, respectively.

          r.   Net earnings per share:

               Basic net earnings per share is computed based on the weighted average number of shares of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of shares of Ordinary shares outstanding during each year, plus dilutive potential shares of Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128 , "Earnings Per Share."

          s.   Concentrations of credit risk:

               Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits, structured notes, unbilled accounts receivable, trade receivables and long-term trade receivables.

               Cash and cash equivalents, short-term and long-term bank deposits and structured notes are mainly invested in major Israeli and U.S. banks. Cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

               The short-term and long-term trade receivables of the Group, as well as the unbilled accounts receivable, are derived from sales to large and solid organizations and government authorities located mainly in Israel, the United States, Canada and Europe. The Group performs ongoing credit evaluations of its customers and to date have not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection and in accordance with an aging key. In certain circumstances, the Group may require letters of credit, other collateral or additional guarantees.

               The Group has no significant off-balance sheet concentration of credit risks, such as foreign exchange contracts or foreign hedging arrangements, except derivative instruments, which are detailed in Note 2x.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          t.   Income taxes:

               The Group accounts for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes." This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

          u.   Severance pay:

               The Company's liability for its Israeli employees severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for its employees in Israel is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

               The deposited funds include profits accumulated up to balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

               Severance  expenses for the years ended  December 31, 2002,  2003
               and  2004,   amounted  to  approximately   $60,  $313  and  $306,
               respectively.

          v.   Fair value of financial instruments:

               The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

               (i) The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, unbilled accounts receivable, short-term bank credit and trade payables approximate their fair value due to the short-term maturity of such instruments.

               (ii) The  carrying   amount  of  the  Group's   long-term   trade
                    receivables, long-term bank deposits and structured notes approximate their fair value. The fair value was estimated using discounted cash flows analyses, based on the Group's investment rates for similar type of investment arrangements.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               (iii)The  carrying  amounts  of the  Group's  long-term  debt are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. As of December 31, 2003, the fair value of the Group's long-term borrowing was $5,564, compared to the carrying amount of $5,714. As of December 31, 2004, the fair value of the Company's long-term borrowing was $5,318, compared to the carrying amount of $5,349.

               (iv) The fair value of foreign currency contracts (used for hedge purposes) is estimated by obtaining current quotes from investment bankers.

          w.   Advertising expenses:

               Advertising costs are charged to the statement of income as incurred. Advertising expenses for the years ended December 31, 2002, 2003 and 2004, were $372, $422 and $495, respectively.

          x.   Derivative instruments:

               SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires a company to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged.

               To protect against the change in value of forecasted foreign currency cash flows resulting from certain sale arrangements, the Company has entered during 2003 and 2004 into forward contracts in order to hedge portions of its forecasted revenue and unbilled accounts receivable denominated in euro.

               For derivative instruments designated as cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk). The effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings. For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair values.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               As of December 31, 2004, the Company expects to reclassify $649 of net losses on derivative instruments from unrealized losses on forward contracts to earnings during the next 12 months due to actual sales and related payments.

          y.   Reclassification:

               Certain amounts from prior years have been reclassified to conform to the previous year's presentation. The reclassification had no effect on previously reported net loss, shareholders' equity or cash flows.

          z.   Impact of recently issued accounting standards:

               In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." SFAS No. 151 amends
               Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SAFS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS No. 151 will have a material effect on its financial position or results of operations.

               On December 16, 2004,  the FASB issued SFAS No.  123(R)  (revised
               2004), "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." Generally, the approach in Statement 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permitted, but not required, share-based payments to employees to be recognized based on their fair values while SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for the Company in the first interim period beginning after June 15, 2005. The adoption of SFAS 123(R) will not have a significant effect on the Company's results of operations.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 3:- INVENTORIES

                                                                              December 31,
                                                                     -------------------------------
                                                                          2003             2004
                                                                     --------------   --------------

            Raw materials                                              $    6,843       $    6,806
            Work in progress                                                2,513            2,320
            Finished products                                               2,421            3,576
                                                                      -------------    -------------
                                                                       $   11,777       $   12,702
                                                                      =============    =============


NOTE 4:- PROPERTY AND EQUIPMENT, NET

          a.   Composition:

                                                                               December 31,
                                                                     --------------------------------
                                                                          2003             2004
                                                                     ---------------  ---------------
                  Cost:
                    Land and buildings                                 $    8,215       $    8,790
                    Machinery and equipment                                 4,170            4,411
                    Machinery and equipment leased to customers
                     under operating leases                                 2,083            4,952
                    Motor vehicles                                          1,414            1,341
                    Promotional display                                     3,659            4,236
                    Office furniture and equipment                          2,609            2,924
                    Leasehold improvements                                     23              784
                                                                      --------------   --------------
                                                                           22,173           27,438
                                                                      --------------   --------------
                  Accumulated depreciation:
                    Buildings                                               2,098            2,404
                    Machinery and equipment                                 2,648            2,958
                    Machinery and equipment leased to customers
                     under operating leases                                   292              845
                    Motor vehicles                                            738              833
                    Promotional display                                     2,891            3,322
                    Office furniture and equipment                          1,980            2,356
                    Leasehold improvements                                     21               61
                                                                      --------------   --------------
                                                                           10,668           12,779
                                                                      --------------   --------------
                  Depreciated cost                                     $   11,505       $   14,659
                                                                      ==============   ==============

          b. Depreciation expenses amounted to $1,014, $1,241 and $1,822 for the years ended December 31, 2002, 2003 and 2004, respectively.

          c.   As for charges, see Note 9g.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 5:- OTHER INTANGIBLE ASSETS, NET

          a.   Composition:

                                                         December 31,
                                                ------------------------------
                                                    2003             2004
                                                -------------    -------------
                  Cost:
                    Know-how                     $   1,502        $     502
                    Patents                          2,381            2,639
                    Technology                         436              436
                                                -------------    -------------
                                                     4,319            3,577
                                                -------------    -------------
                  Accumulated amortization:
                    Know-how                         1,342              396
                    Patents                          2,237            2,443
                    Technology                          27               82
                                                -------------    -------------
                                                     3,606            2,921
                                                -------------    -------------
                 Amortized cost                  $     713        $     656
                                                =============    =============

          b. Amortization expenses related to intangible assets amounted to $82, $137 and $144 for the years ended December 31, 2002, 2003 and 2004, respectively.

          c.   Estimated amortization of intangible assets for the years ended:

                                                    December 31,
                                                  ----------------
                  2005                                  148
                  2006                                  139
                  2007                                   77
                  2008                                   74
                  2009                                   73
                                                  ----------------
                                                        511
                                                  ================


NOTE 6:- SHORT-TERM BANK CREDIT

          a.   Classified by currency, linkage terms and interest rates:

                                                       Interest rate                December 31,
                                                   ---------------------    -----------------------------
                                                     2003        2004           2003            2004
                                                   ---------   ---------    ------------   --------------
                                                             %
                                                   ---------------------
                 In or linked to U.S. Dollars (1)    3.02        4.08        $    4,300     $    8,600
                 In or linked to NIS (1)             6.83        5.47             6,613          5,556
                 In or linked to Canadian
                   Dollars (2)                       5.01        4.75             1,684          1,462
                                                                            ------------   --------------
                                                                             $   12,597     $   15,618
                                                                            ============   ==============
                 Weighted average interest
                   rates at the end of the year                                   5.28%          4.64%
                                                                            ============   ==============
                 Total authorized credit lines
                   approximate                                                                $ 33,245
                                                                                           ==============
                 Unutilized credit lines
                   approximate                                                                $  6,352
                                                                                           ==============

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 6:- SHORT-TERM BANK CREDIT (Cont.)

          (1) The Company has undertaken to maintain the following financial ratios and terms in respect of its used credit line:

               1. A ratio of at least 40% of consolidated shareholders' equity out of the consolidated total assets.

               2.   Minimal  annual  consolidated  net income in the amount of $
                    1,000.

               3. The same shareholders maintain the core of control in the Company.

               As of December 31, 2004, management believes that the Company was in compliance with these ratios and terms.

          (2) The loan to a subsidiary is collateralized by a general security agreement and has undertaken to maintain general covenants and the following financial ratios, with respect to the subsidiary's financial statements, and terms in respect of its used credit lines:

               1.   A quick ratio of not less than 1.25.

               2. A ratio of total liabilities to tangible net worth of not greater than 0.75.

               3.   Tangible net worth of at least $9 million.

               As of December 31, 2004, management believes that the subsidiary was in compliance with these ratios and terms.

          b.   As for charges, see Note 9g.


NOTE 7:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                   December 31,
                                                           ------------------------------
                                                               2003             2004
                                                           --------------  --------------
            Employees and payroll accruals                  $    1,951       $    1,380
            Accrued expenses                                     2,116            3,911
            Deferred revenues                                      324               81
            Unrealized losses on hedging forward contracts         489              781
            Government authorities                                   -              308
            Declared dividend                                      401                -
            Income tax payable                                     641                3
            Others                                                 596              986
                                                           --------------   -------------
                                                            $    6,518       $    7,450
                                                           ==============   =============

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 8:- LONG-TERM DEBT

          a.   Classified by currency, linkage terms and interest rates:

                                                       Interest rate              December 31,
                                        Linkage    -----------------------  ---------------------------
                                         terms        2003        2004          2003          2004
                                      -----------  ----------- -----------  ------------- -------------
                                                              %
                                                   -----------------------
            Bank loan                   U.S. $        4.60        3.10       $     2,500   $     2,500
            Bank loan                   U.S. $        4.60         -                 250             -
            Bank promissory note (1)    U.S. $        2.87        3.05               500           500
            Bank promissory note (1)    U.S. $        5.66        3.50               500           500
                                                                            ------------- -------------
                                                                                   3,750         3,500
            Mortgage payable            U.S. $        8.25        8.25             1,964         1,849
                                                                            ------------- -------------
                                                                                   5,714         5,349
            Less - current
              maturities                                                           3,841         1,849
                                                                            ------------- -------------
                                                                             $     1,873   $     3,500
                                                                            ============= =============
            Weighted average
              interest rates at the
              end of the year                                                      5.80%         4.91%
                                                                            ============= =============

          (1) As for financial ratios and terms in respect of long-term loans, the two $500 promissory notes both have covenants that require the Group to maintain $1 million in deposits at all times otherwise the interest rate on the notes become the bank's rate plus 0.25% until the minimum deposit is maintained. The Group is also required to maintain tangible net worth and subordinated debt of not less than $170 for one note and not less than $100 for the second note.

          As of December 31, 2004, management believes that the Group was in compliance with these ratios and terms.

          b. As of December 31, 2004, the aggregate annual maturities of the long-term loans are as follows:

                2005                                      $   1,849
                2006                                          3,500
                                                         ------------
                                                          $   5,349
                                                         ============

          c.   As for charges, see Note 9g.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES

          a. Royalty commitments to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade ("OCS"):

               Under the research and development agreements of the Company with the OCS and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3%-4.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS research and development grants received, linked to the U.S. dollars plus interest on the unpaid amount received based on the 12-month LIBOR rate applicable to dollar deposits. The Company is obligated to repay the Israeli Government for the grants received only to the extent that there are sales of the funded products.

               Royalties paid amounted to $131, $80 and $61 for the years ended December 31, 2002, 2003 and 2004, respectively. As of December 31, 2004, the Company had remaining contingent obligations to pay royalties in the amount of approximately $1,868.

          b.   Royalty  commitments  to the Fund of  Encouragement  of Marketing
               Activities:

               The Israeli Government, through the Fund for the Encouragement of Marketing Activities, awarded the Company grants for participation in expenses for foreign marketing. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount of the grants received.

               Royalties paid during the years ended December 31, 2002, 2003 and 2004, amounted to $53, $0 and $0, respectively. As of December 31, 2004, the aggregate contingent obligation amounted to $95.

          c.   Royalty commitments to third party:

               During 2002, the Company entered into a development agreement for planning, developing and manufacturing a security system with a third party. Under the agreement, the Company agreed to pay the third party royalty fees, based on a formula as defined in the agreement. Under this agreement the Company has also committed to purchase a certain volume of products at a minimum amount of approximately $300 over 2.5 years after achievement of certain milestones. As of December 31, 2004, no royalty commitment, under the agreement, exists.

          d.   Lease commitments:

               The Group rents its facilities and some of its motor vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2008.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

               Future minimum lease payments under non-cancelable operating lease agreements as of December 31, are as follows:


                 2005                $     441
                 2006                      290
                 2007                      156
                 2008                       99
                                    -----------
                                     $     986
                                    ===========

                  Total rent expenses for the years ended December 31, 2002, 2003 and 2004, were approximately $183, $368 and $671, respectively.

          e.   Guarantees:

               1. As of December 31, 2004, the Group obtained bank performance guarantees and advance payment guarantees from several banks mainly in Israel in the amount of $2,935.

               2.   As  of  December  31,  2004,   the  Company   obtained  bank
                    guarantees in an amount of $1,849 in order to secure mortgage payable by a subsidiary.

               3. As of December 31, 2004, the Group issued a letter of credit in the amount of $902, as per suppliers' demand.

          f.   Legal proceedings:

               1. In April 2003, a competitor filed a civil action suit against the Company and others. The plaintiff alleged that the failure of its perimeter systems in field trials executed by the Ministry of Defense during 1996 and 1997, resulted from intentional damage to the fence and diversion of the results of certain tests by a former employee of the Company, who was then a soldier in the Israeli Defense Force. The plaintiff alleged that the Company, which was the employer of this employee during 1995, still employed him as an agent during the field trials, and directed the actions of the former employee. The plaintiff requested the courts to annul the field trial and sought, approximately $760 in damages. The Company denied all of the above allegations and claimed that the plaintiff's perimeter system failure was not the result of the former employee's actions. The Company's legal counsel believes that, the Company has valid defenses against the aforementioned claims and, therefore, no provision was recorded in the financial statements. The action is in the preliminary stage.

               2. In June 2000, Rapiscan Security Products Inc. ("Rapiscan") filed a lawsuit against the Company claiming $1,600 was due it in the context of an agreement between Rapiscan and the Company. The Company filed a counter-claim in the amount of approximately $1,350. The financial statements as of December 31, 2003 included a reserve computed by management for this litigation of approximately $1,000. On February 18, 2004, the court approved a settlement agreement between the Company and Rapiscan, according to which, the Company paid Rapiscan approximately $653. The reduction of $347 of the $1,000 estimated reserve was recorded in operations during the first quarter of 2004.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

          g.   Charges:

               As collateral for all of the Group liabilities to banks:

               1.   A fixed charge has been placed on the Company's property.

               2. The Company agreed not to pledge any of its assets without the consent of several banks.

               3. A fixed charge in the amount of $3,000 has been placed on the Company's bank deposits.

               4. The Company's subsidiary has two bank promissory notes in the aggregate amount of $1,000 due on April 15, 2006, collateralized by substantially all of the subsidiary's assets, and a $1,849 mortgage note payable, collateralized by a first mortgage on its land and building.

NOTE 10:- SHAREHOLDERS' EQUITY

          a.   Pertinent rights and privileges conferred by Ordinary shares:

               The Ordinary shares of the Company are listed for trade on NASDAQ National Market and in Israel, on the Tel-Aviv Stock Exchange. The Ordinary shares confer upon their holders the right to receive notice to participate and vote in the General Meetings of the Company and the right to receive dividends, if declared.

          b.   Stock Option Plan:

               On October 27, 2003, the Company's Board of Directors approved the 2003 Israeli Share Option Plan ("the 2003 Plan"). Under the 2003 Plan, stock options will be periodically granted to employees, directors, officers and consultants of the Company or its subsidiaries, in accordance with the decision of the Board of Directors of the Company (or a committee appointed by it). The Board of Directors has the authority to determine the number of options, if any, which will be granted to each of the aforementioned, the dates of the grant of such options, the date of their exercise as well as their rate of conversion into shares in respect of each stock option, and the purchase price thereof. The 2003 Plan is effective for ten years and shall terminate on October 2013. Any options that are cancelled or forfeited before expiration become available for future grant.

               As of December 31, 2004, there were 537,606 options available for future grant.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 10:- SHAREHOLDERS' EQUITY (Cont.)

               A summary of the Company's stock options activities in 2002, 2003 and 2004, is as follows:

                                                       Year ended December 31,
                                 -------------------------------------------------------------
                                       2002               2003                 2004
                                 ------------------ ------------------  ----------------------
                                           Weighted           Weighted               Weighted
                                  Number   average   Number    average   Number      average
                                    of     exercise    of     exercise     of        exercise
                                  options   price    options    price    Options       price
                                  -------   -----    -------    -----    -------       -----
                 Outstanding
                  at the
                  beginning
                  of the year      412,400  $ 3.93    358,234  $ 4.23    223,216     $  4.61

                 Granted                 -  $   -          -   $    -    100,000     $  7.66

                 Adjustment as
                  a result of
                  stock
                  dividend          11,232  $   -      10,256  $   -       7,652     $    -
                 Exercised         (63,750) $ 2.17   (137,446) $ 3.55   (225,338)       4.61
                 Forfeited          (1,648) $   -      (7,828)      -       (530)    $    -
                                  --------           --------           --------
                 Outstanding
                  at the
                  end of the
                  year             358,234  $ 4.23    223,216  $ 4.61    105,000     $  7.66
                                  ========  ======   ========  ======   ========     =======
                Exercisable
                 options
                 at the end
                 of the year       118,450  $ 2.14    223,216  $ 4.61          -     $    -
                                  ========  ======   ========  ======   ========     =======


               All options outstanding as of December 31, 2004 have an exercise price of $7.66 and a weighted average remaining contractual life of 1.5 years.

               Where the Company has recorded deferred stock compensation for options issued with an exercise price below the fair market value of the Ordinary shares, the deferred stock compensation has been amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expense of approximately $17, $3 and $184 were recognized during the years ended December 31, 2002, 2003 and 2004, respectively.

          c.   Dividends:

               1. Dividends, if any, will be declared and paid in U.S. dollars. Dividends paid to shareholders in Israel will be converted into NIS on the basis of the exchange rate prevailing at the date of payment. The Company has determined that it will not distribute dividends out of tax-exempt profits.

               2. The Company's Board of Directors decided on a distribution of stock dividends of 3%, 3% and 5% in May 2002, May 2003 and July 2004, respectively. All shares, options and net earnings per share data have been retroactively adjusted to reflect the stock dividend.

               3. At the Annual General Meeting of Shareholders held on July 29, 2004, the shareholders approved the payment of an interim cash dividend in the amount of $0.05 per Ordinary Share of NIS 1 par value each, which was declared in December 2003.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 10:- SHAREHOLDERS' EQUITY (Cont.)

          d.   Warrants to underwriters:

               In connection with the 1997 follow-on Offering, the Company issued to the underwriters, 200,000 warrants to purchase 200,000 Ordinary shares of the Company. The warrants were initially exercisable at an exercise price of 120% of the 1997 offering price per share ($5.50) for a period of four years, commencing one year from the date of the 1997 offering. As of December 31, 2002, all 200,000 warrants were exercised on a net cash basis and 60,703 Ordinary shares of NIS 1 par value were issued.

          e. In May 2002, the Company's Board of Directors approved an increase in the authorized Ordinary share capital to 19,748,000 shares of NIS 1 par value.


NOTE 11:- BASIC AND DILUTED NET EARNINGS PER SHARE

                                                                    Year ended December 31,
                                                           ------------------------------------------
                                                               2002           2003           2004
                                                           -------------  -------------  ------------
            Numerator:

            Net income                                      $    1,888     $    2,404     $    1,053
                                                           =============  =============  ============
            Denominator:

            Denominator for basic net earnings per share
              - weighted-average number of shares
              outstanding                                    7,866,477      7,947,778      8,581,348
            Effect of diluting securities:
            Employee stock options and warrants to
              underwriters                                     202,661         80,848         55,031
                                                           -------------  -------------  ------------
            Denominator for diluted net earnings per
              share - adjusted weighted average shares
              and assumed exercises                          8,069,138      8,028,626      8,636,379
                                                           =============  =============  ============


NOTE 12:- TAXES ON INCOME

          a. Tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959, (the "Law"):

               The  Company  has  been   granted  the  status  of  an  "Approved
               Enterprise" under the Law. Currently, there are three expansion programs under which the Company is entitled to tax benefits:

               1. In 1992, a program of the Company was granted the status of an "Approved Enterprise". The Company has elected to enjoy the "alternative benefits" track - waiver of grants in return for tax exemption - and, accordingly, the Company's income from this program was tax-exempt for a period of four years, and was subject to a reduced tax rate of 15%-25% for a period ranging between three to six years (depending on the percentage of foreign ownership of the Company). The period of benefits under this program began in 1994 and terminated in 2003.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 12:- TAXES ON INCOME (Cont.)

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

               3. On August 13, 2002, a program of the Company was granted the status of an "Approved Enterprise". The Company elected to enjoy the "alternative benefits" track - waiver of grants in return for tax exemption - and, accordingly, the Company's income from this program is tax-exempt for a period of two years, and is subject to a reduced tax rate of 15%-25% for a period of five to eight years (depending upon the percentage of foreign ownership of the Company). The benefit period for this program began in 2003 and will terminate in 2012.

               The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the Law, regulations published there under and the letters of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2004, management believes that the Company is in compliance with all of the aforementioned conditions.

               The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

               Income from sources other than "Approved Enterprise", during the benefit period will be subject to tax at regular rate of 35%.

               By  virtue  of  the  Law,   the  Company  is  entitled  to  claim
               accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

               Since the Company is operating under more than one approval and since part of its taxable income is not entitled to tax benefits under the aforementioned law and is taxed at regular rates
               (currently 35%), its effective tax rate is the result of a weighted combination of the various applicable rates and tax-exemptions. The computation is made for income derived from each program on the basis of formulas determined in the law and in the approvals.

               The tax-exempt income attributable to the "Approved Enterprises" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently - 15%).

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 12:- TAXES ON INCOME (Cont.)

          b. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

               Under the Income Tax (Inflationary Adjustments) Law, 1985, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index ("Israeli CPI"). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax
               Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in dollar.

          c. Tax benefits (in Israel) under the Law for the Encouragement of Industry (Taxes), 1969:

               The Company is an "industrial company" as defined by this law and, as such, is entitled to certain tax benefits including accelerated depreciation, deduction of the purchase price of patents and know-how and deduction of public offering expenses.

          d.   Tax rates:

               1. On June 29, 2004, the Israeli Government passed the Amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004, which progressively reduces the tax rates applicable to companies from 36% to 35% in 2004 to a rate of 30% in 2007. The amendment had no impact on the Company's financial statements.

               2. The tax rates of the Company's subsidiaries range between 25%-40%.

          e.   Investment tax credit:

               One of the Company's subsidiaries is eligible for investment tax credits on its research and development activities and on certain current and capital expenditures. During fiscal year 2004, the subsidiary recognized $176 of investment tax credits as a reduction of research and development expenses. In total, the subsidiary has investment tax credits available to reduce future federal income taxes payable, amounting to $436, which will expire at various dates from 2012 through 2014.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 12:- TAXES ON INCOME (Cont.)

          f. Reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory rate, and the actual tax expense, is as follows:

                                                                 Year ended December 31,
                                                           ------------------------------------
                                                               2002         2003        2004
                                                           -----------  -----------  ----------
                 Income before taxes as reported in the     $  2,533     $  3,317     $  2,154
                   statements of income
                                                           ===========  ===========  ==========
                 Tax rate                                        36%          36%          35%
                                                           ===========  ===========  ==========
                 Theoretical tax expense                    $    912     $  1,194     $    754
                 Increase (decrease) in taxes:
                   Tax adjustments in respect of
                     inflation in Israel                          11            -            -
                   Non-deductible items, net                     (24)          17         (400)
                   Deferred taxes on losses for which
                     valuation allowance was provided            442          298        1,163
                   Tax exemption applicable to "Approved
                     Enterprises" and exempted income           (293)        (443)        (281)
                   Taxes in respect of prior years              (279)        (107)         (23)
                   Other                                        (124)         (46)        (112)
                                                           -----------  -----------  ----------
                 Taxes on income in the statements of
                   income                                   $    645     $    913     $  1,101
                                                           ===========  ===========  ==========
                 Per share amounts (basic and diluted)
                   of the tax benefit resulting from
                   "Approved Enterprises"                   $   0.04     $   0.06     $   0.03
                                                           ===========  ===========  ==========

          g.   Taxes on income included in the statements of income:

                                                                 Year ended December 31,
                                                           ------------------------------------
                                                               2002         2003         2004
                                                           -----------  -----------  ----------
                 Current taxes:
                   Domestic                                 $    269     $    398     $    428
                   Foreign                                       211          534          518
                 Deferred income taxes:
                   Domestic                                      (30)           -          (70)
                   Foreign                                       474           88          248
                 Taxes in respect of prior years:
                   Domestic                                     (279)        (107)           -
                   Foreign                                         -            -          (23)
                                                           -----------  -----------  ----------
                 Taxes on income                            $    645     $    913     $  1,101
                                                           ===========  ===========  ==========

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 12:- TAXES ON INCOME (Cont.)

          h.   Deferred income taxes:

               Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group deferred tax assets are as follows:

                                                                                December 31,
                                                                       ----------------------------
                                                                           2003            2004
                                                                       ------------    ------------
                Operating loss carryforward                             $   1,813       $   2,992
                Reserves and tax allowances                                   658             (26)
                                                                       ------------    ------------
                Total deferred assets before valuation allowance            2,471           2,966
                Valuation allowance                                        (1,682)         (2,292)
                                                                       ------------    ------------
                Net deferred tax assets                                 $     789       $     674
                                                                       ============    ============
                Domestic                                                $     212       $     288
                Foreign                                                       577             386
                                                                       ------------    ------------
                                                                        $     789       $     674
                                                                       ============    ============

               During 2004, the Company's subsidiaries have increased the valuation allowance in the amount of approximately $300, as a result of change in circumstances that caused a change in judgment about the certainty of realization of related deferred tax assets in future years. The total net change in valuation allowance during 2004 amounted to $610.

          i. The domestic and foreign components of income before taxes are as follows:

                                              Year ended December 31,
                                      ------------------------------------
                                          2002         2003         2004
                                      -----------  -----------  ----------

                 Domestic              $   2,217    $   2,217    $  2,137
                 Foreign                     316        1,100          17
                                      -----------  -----------  ----------

                                       $   2,533    $   3,317    $  2,154
                                      ===========  ===========  ==========

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 12:- TAXES ON INCOME (Cont.)

          j.   Net operating losses carryforward:

               The Company's subsidiaries in the U.S. and the U.K. have estimated total available carryforward tax losses of $7,139 and $795, respectively, to offset against future taxable profit for 16 to 20 years, and an indefinite period, respectively. As of December 31, 2004, the Company recorded a full valuation allowance due to the uncertainty of the tax assets future realization.

               Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

NOTE 13:- RELATED PARTIES TRANSACTIONS

                                                   Year ended December 31,
                                             ----------------------------------
                                                2002        2003        2004
                                             ----------  ----------  ----------
            Sales to related parties (1)     $      188  $      196  $      386
                                             ==========  ==========  ==========

          (1) Sales to related parties represent services provided b the Company's subsidiary.

NOTE 14:- SEGMENTS INFORMATION

          The Group adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information". The Group operates in three major reportable segments, which represent the Group's operating segments as follows:

          1. Perimeter security systems - The Group's line of perimeter security systems consists of the following: Microprocessor-based central control units, taut wire perimeter intrusion detection systems, INNO Fences, vibration detection systems, field disturbance sensors, and other.

          2. Security turnkey projects - The Group is executing turnkey projects based on the Company's security management system and acting as an integrator.

          3. Video monitoring services - The Group supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 14:- SEGMENTS INFORMATION (Cont.)


          a. The following data present the revenues, expenditures, assets and other operating data of the Group's operating segments:

                                                         Year ended December 31,
                 ----------------------------------------------------------------------------------------------------------------
                                        2002                                                  2003
                 ----------------------------------------------------   ---------------------------------------------------------
                                          Video                                                Video
                 Perimeter   Projects   monitoring    Other     Total   Perimeter   Projects   monitoring    Other      Total
                 ---------   --------   ----------    -----     -----   ---------   --------   ----------    -----      -----
Revenues          $ 36,435   $   5,340    $   238    $   953   $42,966  $  51,077   $  6,720    $    403    $  1,161    $59,361
                  ========   =========    =======    =======   =======  =========   ========    ========    ========    =======
Depreciation
   and
   amortization   $    927   $       9    $   149    $    11   $ 1,096  $   1,056   $     20    $    292    $     10     $1,378
                  ========   =========    =======    =======   =======  =========   ========    ========    ========     ======
Operating
   income,
   before
   financial
   expenses and
   taxes on
   income         $  4,045   $     794    $(1,556)   $  (949)  $ 2,334  $   5,803   $     936   $ (1,870)   $   (549)    $4,320
                  ========   =========    =======    =======            =========   =========   ========    ========
Financial
   income
   (expenses),
    net                                                            199                                                   (1,003)
Taxes on income                                                    645                                                      913
                                                                   ---                                                      ---
Net income                                                     $ 1,888                                                   $2,404
                                                               =======                                                   ======

                                Year ended December 31,
                ---------------------------------------------------
                                     2004
                 ---------------------------------------------------
                                         Video
                 Perimeter   Projects  monitoring    Other     Total
                 ---------   --------  ----------    -----     -----

Revenues         $ 46,341    $11,375     $ 2,060    $ 1,198   $60,974
                 ========    =======     =======    =======   =======
Depreciation
   and
   amortization  $  1,252    $    11     $   698    $     5    $1,966
                 ========    =======     =======    =======    ======
Operating
   income,
   before
   financial
   expenses and
   taxes on
   income         $  4,978   $ 1,430     $(2,262)   $(1,230)   $2,916
                  ========   =======     =======    =======
Financial
   income
   (expenses),
    net                                                          (762)
Taxes on income                                                 1,101
                                                                -----
Net income                                                     $1,053
                                                               ======







                                                          December 31,
                 ----------------------------------------------------------------------------------------------------------------
                                        2002                                                  2003
                 ----------------------------------------------------   ---------------------------------------------------------
                                          Video                                                 Video
                 Perimeter   Projects   monitoring    Other     Total   Perimeter   Projects   monitoring    Other      Total
                 ---------   --------   ----------    -----     -----   ---------   --------   ----------    -----      -----
Total
long-lived
assets            $ 12,408   $    30      $  867     $   21    $ 13,326  $ 13,476    $    88     $  2,787     $  12     $ 16,363
                  ========   =======      ======     ======    ========  ========    =======     ========     =====     ========

                                December 31,
                ----------------------------------------------------
                                     2004
                 ---------------------------------------------------
                                         Video
                 Perimeter   Projects  monitoring    Other     Total
                 ---------   --------  ----------    -----     -----

Total
long-lived
assets           $ 13,576    $   192   $ 5,814       $  19   $19,601
                 ========    =======   =======       =====   =======

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


NOTE 14:- SEGMENTS INFORMATION (Cont.)

          b.   Major customer data (percentage of total revenues):


                                                                    Year ended December 31,
                                                           -----------------------------------------
                                                               2002           2003           2004
                                                           -------------  -------------  -----------
                 Israel's Ministry of Defense and
                   Israel's Defense Forces                        15.9%          27.2%   *)     -%
                                                           =============  =============  ===========
                 C.N. Aeroportul international Bucuresti
                   Otopeni                                  *)       -%    *)       -%       15.6%
                                                           =============  =============  ===========

          *) Less then 10% of total revenues.

          c.   Geographical information:

               The following is a summary of revenues within geographic areas based on end customer's location and long-lived assets:

                                                                    Year ended December 31,
                                                           ------------------------------------------
                                                               2002           2003           2004
                                                           -------------  -------------  ------------
                 1. Revenues:

                        Israel                              $   11,350     $   20,503     $   10,123
                        Romania                                  1,023          5,151          9,521
                        Europe (excluding Romania)               5,376          5,465          9,150
                        USA                                     12,641         13,292         17,871
                        Canada                                   4,324          6,338          4,068
                        Others                                   8,252          8,612          10,241
                                                           -------------  -------------  ------------
                                                            $   42,966     $   59,361     $   60,974
                                                           =============  =============  ============

                                                                          December 31,
                                                           ------------------------------------------
                                                               2002           2003           2004
                                                           -------------  -------------  ------------
                 2. Long-lived assets:

                        Israel                              $    3,802     $    3,626     $    3,211
                        Europe                                     786            980           1,069
                        USA                                      6,299          8,655          11,518
                        Canada                                   2,392          2,998           3,649
                        Others                                      47            104            154
                                                           -------------  -------------  ------------
                                                            $   13,326     $   16,363     $   19,601
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

NOTE 15:- SELECTED STATEMENTS OF INCOME DATA

          a.   Research and development expenses, net:

                                                                     Year ended December 31,
                                                            ------------------------------------------
                                                                2002           2003          2004
                                                            ------------   ------------  -------------
                  Expenses                                   $    3,750     $    5,128    $    5,088
                  Less - royalty-bearing grants and
                    investment tax credit                           622            355           405
                                                            ------------   ------------  -------------
                                                             $    3,128     $    4,773    $     4,683
                                                            ============   ============  =============

          b.   Financial income (expenses):

                 Financial expenses:
                   Interest on long-term debt               $     (371)    $     (298)    $     (289)
                   Interest on short-term bank credit             (640)          (808)          (849)
                   Foreign exchange losses                          (6)          (692)          (161)
                                                           -------------  -------------  ------------
                                                                (1,017)        (1,798)        (1,299)
                                                           -------------  -------------  ------------
                 Financial income:
                   Interest on short-term and long-term
                     bank deposits and structured notes            732            672            496
                   Foreign exchange gains                          484            123             41
                                                           -------------  -------------  ------------
                                                                 1,216            795            537
                                                           -------------  -------------  ------------
                                                            $      199     $   (1,003)    $     (762)
                                                           =============  =============  ============


NOTE 16:- SUBSEQUENT EVENTS (UNAUDITED)

          In 2005, the Company intends to raise additional equity to fund future growth.



                                - - - - - - - - -

                                    SIGNATURE

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                           MAGAL SECURITY SYSTEMS LTD.


                                            By:    /s/Jacob Even-Ezra
                                                   ------------------
                                            Name:  Jacob Even-Ezra
                                            Title: Chairman of the Board and
                                            Chief Executive Officer
                                            Date: June 30, 2005