Form 20-F/A
period 2004-12-31
MAGAL SECURITY SYSTEMS LTD
filed 2005-09-08
CIK 896494

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

                              [ ]Item 17 [X]Item 18

This Annual Report on Form 20-F/A is incorporated by reference into the Registrant's Registration Statements on Form F-3, File Nos. 333-9050 and 333-123265, as amended.

                                Explanatory Note

         This Amendment No. 1 on Form 20-F/A hereby amends Items 18 and 19 of Magal Security Systems Ltd. Annual Report on Form 20-F for the fiscal year ended December 31, 2004, which was filed on June 30, 2005. This Amendment No. 1 is being filed for the purpose of providing additional details to our disclosures in the original report pursuant to comments received from the Staff of the U.S. Securities and Exchange Commission in connection with its review of our periodic filings.

         This Amendment is not intended to revise other information presented in our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 as originally filed and all such other information in the original filing, which remains unchanged.

         This Amendment does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above. As a result, this Amendment continues to speak as of June 30, 2005.

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

                                TABLE OF CONTENTS
                                                                        Page No.
                                                                        --------

PART III....................................................................1

    ITEM 18.     Financial Statements.......................................1
    ITEM 19.     Exhibits...................................................1

SIGNATURE...................................................................3

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

ITEM 19. Exhibits

         The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below:

  Exhibit
    No.          Description
  -------        ---------------------------------------------------------------

  1.1*           Memorandum of Association of the Registrant
  1.2**          Articles of Association of the Registrant
  2.1***         Specimen Share Certificate for Ordinary Share
  2.2****        The Registrant's Stock Option Plan (1993), as amended
  2.4*****       Form of Underwriters' Warrant Agreement
  2.5*****       Registration Rights Agreement, dated as of November 18, 1996, by and among the Registrant, Mira Mag Inc., Israel Aircraft
                 Industries Ltd. and Jacob Even-Ezra
  4.1*****       Form of Underwriting Agreement
  8******        List of Subsidiaries of the Registrant
 12.1            Certification of Chief Executive Officer pursuant to Rule
                 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act,
                 as amended
 12.2            Certification of Chief Financial Officer pursuant to Rule
                 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act,
                 as amended
 13.1            Certification of Chief Executive Officer pursuant to 18 U.S.C.
                 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley
                 Act of 2002
 13.2            Certification of Chief Financial Officer pursuant to 18 U.S.C.
                 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley
                 Act of 2002
 15.1******      Schedule of Valuation and Qualifying Accounts
 15.2            Consent of Kost Forer Gabbay & Kasierer

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

****** Previously filed as an exhibit to our Annual Report on Form 20- F filed with the Commission on June 30, 2005, and incorporated herein by reference.

                MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2004


                                 IN U.S. DOLLARS




                                      INDEX


                                                                       Page
                                                                       ----

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




                                            /s/Kost Forer Gabbay & Kasierer
 Tel-Aviv, Israel                              KOST FORER GABBAY & KASIERER
 February 13, 2005                           A Member of Ernst & Young Global

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

               Revenues from installation of comprehensive security systems are generated from fixed price contracts according to which the time between the signing of the contract and the final customer acceptance is over a period generally exceeding one year. Such revenues are recognized in accordance with Statement of Position ("SOP") No. 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," using contract accounting on a percentage of completion method, in accordance with the "Input Method". The amounts of revenues recognized are based on the total fees under the agreements and the percentage to completion achieved.

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

               Accounting for long-term contracts using the percentage-of-completion method stipulates that revenue and expense are recognized throughout the life of the contract, even though the project is not completed and the purchaser does not have possession of the project.

               Fees are payable upon completion of agreed upon milestones and subject to customer acceptance. Amounts recognized in advance of contractual billing, mainly as a result of using the "Input Method", are recorded as unbilled accounts receivable. The period between most instances of advanced recognition of revenues and the customers' billing generally range between one to six months.

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

          e.   Guarantees:

               1. As of December 31, 2004, the Group obtained bank performance guarantees, advance payment guarantees and bid bond guarantees from several banks mainly in Israel in the amount of $3,837.

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




Date:    September 8, 2005