Form 20-F
period 2005-12-31
MAGAL SECURITY SYSTEMS LTD
filed 2006-07-17
CIK 896494

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 20-F

[_]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES
     EXCHANGE ACT OF 1934

                                       OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
     ACT OF 1934

          FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

                                       OR

[_]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
     EXCHANGE ACT OF 1934

              FOR THE TRANSITION PERIOD FROM _________ TO _________

                                       OR

[_]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
     EXCHANGE ACT OF 1934

       DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT .................

                         COMMISSION FILE NUMBER: 0-21388

                           MAGAL SECURITY SYSTEMS LTD.

              (Exact name of Registrant as specified in its charter
               and translation of Registrant's name into English)

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

ORDINARY SHARES, PAR VALUE NIS 1.0 PER SHARE ............ 10,372,448 (as of
December 31, 2005) Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                               Yes [_]     No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes [X]     No [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

   Large accelerated filer [_] Accelerated filer [_] Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow:

                           Item 17 [_]     Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                               Yes [_]     No [X]

This Annual Report on Form 20-F is incorporated by reference into the
Registrant's Registration Statements on Form F-3, File Nos. 333-9050 and
333-123265, as amended.

                                  INTRODUCTION

     Magal Security Systems Ltd. develops, manufactures, markets and sells complex computerized security systems, including a line of perimeter security systems, a hardware and software "all in one" security solution which integrates closed circuit television, or CCTV, related applications such as outdoor and indoor video motion detection systems, security management and control systems, personal emergency location systems, a pipeline security system, and provides video monitoring services. Our predecessor commenced operations in 1969 as a department specializing in perimeter security systems within the electronics division of Israel Aircraft Industries Ltd., or IAI. Effective April 1984, we
purchased from IAI substantially all of the assets, and assumed substantially all of the related liabilities, of that department. In March 1993, we completed an initial public offering of 1,380,000 ordinary shares, in February 1997, we completed a public offering of an additional 2,085,000 ordinary shares and in
April 2005, we completed a public offering of an additional 1,700,000 ordinary shares. Our ordinary shares are traded on the NASDAQ National Market and on the
Tel Aviv Stock Exchange under the symbol MAGS.

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

     We have trademark rights in the United States and other national jurisdictions arising out of our trademark registrations, applications, and/or use of the following trademarks and service marks: SENSTAR-STELLAR logo, the S logos, SENSTAR-STELLAR, SENSTAR-STELLAR (and design) SENSTAR, STELLAR, STELLAR
SYSTEMS, STELLAR SYSTEMS (and design), PANTHER, GUIDAR, REPELS, SENNET,
PERIMITRAX, INTELLI-FLEX, INTELLI-FIELD, X-FIELD, OMNITRAX, STARLED, STARNET,
FRONTLINE, E-FIELD, H-FIELD, E-FLEX, ARMOURFLEX, SIMPL, CROSSFIRE, ECHOCHECK,
FLASH, FLARE, and all other marks used to identify particular products and services associated with our businesses.

     Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

     Our address on the Internet is www.magal-ssl.com. The information on our website is not incorporated by reference into this annual report.

     Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. All references in this annual report to
"dollars" or "$"are to U.S. dollars and all references in this annual report to
"NIS" are to New Israeli Shekels. The representative exchange rate between the
NIS and the dollar as published by the Bank of Israel on July 11, 2006 was NIS
4.387 per $1.00.

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

                                TABLE OF CONTENTS
                                                                             PAGE NO.

PART I                                                                          1
    ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS              1
    ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE                            1
    ITEM 3.  KEY INFORMATION                                                    1
              A. SELECTED CONSOLIDATED FINANCIAL DATA                           1
              B. CAPITALIZATION AND INDEBTEDNESS                                2
              C. REASONS FOR THE OFFER AND USE OF PROCEEDS                      2
              D. RISK FACTORS                                                   2
    ITEM 4.  INFORMATION ON THE COMPANY                                        12
              A. HISTORY AND DEVELOPMENT OF THE COMPANY                        12
              B. BUSINESS OVERVIEW                                             12
              C. ORGANIZATIONAL STRUCTURE                                      24
              D. PROPERTY, PLANTS AND EQUIPMENT                                24
    ITEM 4A. UNRESOLVED STAFF COMMENTS                                         25
    ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS                      25
              A. OPERATING RESULTS                                             33
              B. LIQUIDITY AND CAPITAL RESOURCES                               39
              C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES                42
              D. TREND INFORMATION                                             43
              E. OFF-BALANCE SHEET ARRANGEMENTS                                43
              F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS                 44
    ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                        45
              A. DIRECTORS AND SENIOR MANAGEMENT                               45
              B. COMPENSATION                                                  47
              C. BOARD PRACTICES                                               48
              D. EMPLOYEES                                                     56
              E. SHARE OWNERSHIP                                               56
    ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                 58
              A. MAJOR SHAREHOLDERS                                            58
              B. RELATED PARTY TRANSACTIONS                                    59
              C. INTERESTS OF EXPERTS AND COUNSEL                              60
    ITEM 8.  FINANCIAL INFORMATION                                             60
              A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION       60
              B. SIGNIFICANT CHANGES                                           61

                                       i

    ITEM 9.  THE OFFER AND LISTING                                             61
              A.  OFFER AND LISTING DETAILS                                    61
              B.  PLAN OF DISTRIBUTION                                         63
              C.  MARKETS                                                      63
              D.  SELLING SHAREHOLDERS                                         63
              E.  DILUTION                                                     63
              F.  EXPENSES OF THE ISSUE                                        63
    ITEM 10. ADDITIONAL INFORMATION                                            63
              A.  SHARE CAPITAL                                                63
              B.  MEMORANDUM AND ARTICLES OF ASSOCIATION                       63
              C.  MATERIAL CONTRACTS                                           68
              D.  EXCHANGE CONTROLS                                            68
              E.  TAXATION                                                     68
              F.  DIVIDENDS AND PAYING AGENTS                                  80
              G.  STATEMENTS BY EXPERTS                                        80
              H.  DOCUMENTS ON DISPLAY                                         80
              I.  SUBSIDIARY INFORMATION                                       80
    ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK        80
    ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES            82
PART II                                                                        82
    ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                   82
    ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
             USE OF PROCEEDS                                                   82
    ITEM 15. CONTROLS AND PROCEDURES                                           82
    ITEM 16. [RESERVED]                                                        83
    ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT                                 83
    ITEM 16B. CODE OF ETHICS                                                   83
    ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES                           83
    ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE        84
    ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
              PURCHASERS                                                       84
PART III                                                                       84
    ITEM 17.  FINANCIAL STATEMENTS                                             84
    ITEM 18.  FINANCIAL STATEMENTS                                             84
    ITEM 19.  EXHIBITS                                                         84
SIGNATURE                                                                      86

                                       ii

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A.   SELECTED CONSOLIDATED FINANCIAL DATA.

     We have derived the following selected consolidated financial data as of
December 31, 2004 and 2005 and for each of the years ended December 31, 2003,
2004 and 2005 from our consolidated financial statements set forth elsewhere in this annual report that have been prepared in accordance with U.S. GAAP. We have derived the following selected consolidated financial data as of December 31,
2001, 2002 and 2003 and for each of the years ended December 31, 2001 and 2002 from our audited consolidated financial statements not included in this annual report. You should read the following selected consolidated financial data together with the section of this annual report entitled "Operating and
Financial Review and Prospects" and our consolidated financial statements and notes thereto included elsewhere in this annual report.

                                                                                 YEAR ENDED DECEMBER 31,
                                                          ----------------------------------------------------------------------
                                                          2001 (*)      2002 (*)        2003 (*)        2004 (*)          2005
                                                          -------       --------        --------        --------        --------
                                                                          (IN THOUSANDS EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF INCOME DATA:
Revenues                                                  $40,416       $ 42,376        $ 58,655        $ 60,468        $ 61,282
Cost of revenues                                           21,081         23,458          32,847          33,226          39,154
                                                          -------       --------        --------        --------        --------
Gross profit                                               19,335         18,918          25,808          27,242          22,128
                                                          -------       --------        --------        --------        --------
Operating expenses:
  Research and development, net                             3,054          3,128           4,773           4,683           5,265
  Selling and marketing, net                                7,790          8,511          11,427          12,519          13,180
  General and administrative                                4,949          4,938           5,305           5,771           5,961
   Award granted by principal shareholders                      -              -               -           1,200               -
                                                          -------       --------        --------        --------        --------
Total operating expenses                                   15,793         16,577          21,505          24,173          24,406
                                                          -------       --------        --------        --------        --------
Operating income (loss)                                     3,542          2,341           4,303           3,069          (2,278)
Financial income (expenses), net                               40            199          (1,003)           (762)           (800)
                                                          -------       --------        --------        --------        --------
Income (loss) before income taxes                           3,582          2,540           3,300           2,307          (3,078)
Income taxes (tax benefit)                                    446            646             910           1,133             (23)
                                                          -------       --------        --------        --------        --------
Income (loss) from continuing operations .                  3,136          1,894           2,390           1,174          (3,055)
Gain (loss) from discontinued operations, net                  31             (6)             14            (121)           (156)
                                                          -------       --------        --------        --------        --------
Net income (loss)                                           3,167          1,888           2,404           1,053          (3,211)
                                                          =======       ========        ========        ========        ========
Basic net earnings (loss) per share from continuing
operations                                                $  0.41       $   0.24        $   0.30        $   0.13        $  (0.31)
Basic net loss per share from discontinued
operations                                                      -              -               -           (0.01)          (0.01)
                                                          -------       --------        --------        --------        --------
Basic net earnings (loss)  per share                      $  0.41       $   0.24        $   0.30        $   0.12        $  (0.32)
                                                          =======       ========        ========        ========        ========
Diluted net earnings (loss) per share from
continuing operations                                     $  0.40       $   0.23        $   0.30        $   0.13        $  (0.31)
Diluted net loss per share from discontinued
operations                                                      -              -               -           (0.01)          (0.01)
                                                          -------       --------        --------        --------        --------
Diluted net earnings (loss) per share                     $  0.40       $   0.23        $   0.30        $   0.12        $  (0.32)
                                                          =======       ========        ========        ========        ========
Weighted average number of ordinary shares used in
computing basic net earnings per share                      7,738          7,866           7,948           8,581           9,883
Weighted average number of ordinary shares used in
computing diluted net earnings per share                    7,925          8,069           8,029           8,636           9,900
Cash dividend per share                                   $  0.13       $      -        $   0.05        $      -        $      -
                                                          =======       ========        ========        ========        ========

(*)  Reclassified.

     Our Board of Directors declared share dividend distributions of 3.0%, 3.0%
and 5.0% in May 2002, May 2003 and July 2004, respectively. All per share data in the above table has been adjusted to reflect the share dividends.

     On July 28, 2005, we decided to eliminate our indoor security sensors operations. Accordingly, the operating results and cash flows attributed to the indoor security sensors operations were presented in our statements of income and cash flows as discontinued operations, and the comparative figures were reclassified for all periods presented.

                                                                              AS OF DECEMBER 31,
                                                       ----------------------------------------------------------------
                                                        2001          2002          2003           2004          2005
                                                       -------       -------       -------       -------       --------
                                                                               (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
 Cash and cash equivalents                             $ 2,738       $ 2,519       $ 4,389       $11,964       $ 10,099
Short and long-term bank deposits and structured
notes                                                   11,849        12,357        12,051         5,994         18,853
Working capital                                         18,391        15,688        21,401        21,603         35,454
Total assets                                            53,347        59,741        71,443        77,976        101,842
Short-term bank credit (including current
maturities of long-term loans)                           6,264        10,357        16,438        17,467         21,715
Long-term bank loans                                     5,038         4,698         1,873         3,500          1,653
Total shareholders' equity                              32,700        35,031        38,984        43,548         56,950

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

RISKS RELATED TO OUR BUSINESS

WE DEPEND ON LARGE ORDERS FROM A RELATIVELY SMALL NUMBER OF CUSTOMERS FOR A
SUBSTANTIAL PORTION OF OUR REVENUES. AS A RESULT, OUR REVENUES AND OPERATING
RESULTS MAY VARY FROM QUARTER TO QUARTER.

     We receive large orders from a relatively small number of customers and our revenues and operating results are subject to substantial periodic variations.
Individual orders from customers can represent a substantial portion of our revenues in any one period and significant orders by a customer during one period may not be followed by further orders from the same customer in subsequent periods. As a result, our revenues and operating results for a specific quarter may not be indicative of our future performance and quarter-to-quarter comparisons of our operating results may not be meaningful, making it difficult for investors to evaluate our future prospects based on the results of any quarter.

     In addition, we have a limited order backlog, which makes revenues in any quarter substantially dependent upon orders we deliver in that quarter.

OUR REVENUES DEPEND ON GOVERNMENT PROCUREMENT PROCEDURES AND PRACTICES. A
SUBSTANTIAL DECREASE IN OUR CUSTOMERS' BUDGETS WOULD ADVERSELY AFFECT OUR
RESULTS OF OPERATIONS.

     Our products are primarily sold to governmental agencies, governmental authorities and government-owned companies, many of which have complex and time-consuming procurement procedures. A substantial period of time often elapses from the time we begin marketing a product until we actually sell that product to a particular customer. In addition, our sales to governmental agencies, authorities and companies are directly affected by these customers'
budgetary constraints and the priority given in their budgets to the procurement of our products. A decrease in governmental funding for our customers' budgets would adversely affect our results of operations.

THE LOSS OF ONE OR MORE OF OUR KEY CUSTOMERS, IN PARTICULAR THE ISRAELI MINISTRY
OF DEFENSE, WOULD RESULT IN A LOSS OF A SIGNIFICANT AMOUNT OF OUR REVENUES.

     A relatively few customers account for a large percentage of our revenues.
For the years ended December 31, 2003, 2004 and 2005, revenues generated from sales to the Israeli Ministry of Defense, or MOD, accounted for 27.5%, 7.8% and
23.9%, respectively, of our revenues. The loss of the MOD as a customer without replacement by a customer or customers of similar volume would have a material adverse effect on our financial results.

WE HAVE INITIATED AN ARBITRATION PROCEEDING AGAINST A CUSTOMER IN EASTERN EUROPE
TO RECOVER FUNDS PAYABLE TO US UNDER THE TERMS OF A TURNKEY PROJECT. IN THE
EVENT WE ARE UNSUCCESSFUL IN THIS ARBITRATION, OUR FINANCIAL RESULTS WILL BE
ADVERSELY IMPACTED.

     In May 2005 we entered into an agreement to supply comprehensive security solutions for a sensitive site in Eastern Europe. As part of the agreement, we received an advance payment, secured by a bank advanced payment guarantee that was to be reduced proportionally as execution of the project progressed. In addition, we issued the customer a performance bank guarantee. We commenced the project and delivered some of the equipment and other deliverables to the customer in 2005. In April 2006, the customer informed us that it was canceling the agreement due to errors in the design documents submitted by us. In addition, the customer did not make payments required under the agreement. Based on its cancellation of the agreement, the customer collected $3.2 million under the bank advanced payment guarantee on June 20, 2006.

     We believe that there is no factual or legal ground for the cancellation of the agreement or the demand for payment under the bank performance guarantee, and accordingly, we believe that the agreement is still valid. On April 28,
2006, we commenced arbitration proceedings against the customer. In these proceedings we asked the arbitrators to find that the agreement is valid and to enforce the payments due to us pursuant to the agreement. The customer has not yet filed its response. Based on the opinion of our legal counsel, we believe that there is a good likelihood that the arbitration will result in a favorable determination. We intend to vigorously pursue our claim. However, we may not be successful in the arbitration, which may result in a significant negative impact on our financial results.

     On July 11, 2006 the customer made a demand for additional payment under a bank performance guarantee for $1.4 million. Upon our motion, the District Court in Haifa, Israel issued a temporary injunction against the payment of such guarantee pending a hearing in August 2006. Although we obtained the temporary injunction, according to our legal counsel, our chances to ultimately prevent the forfeiture of the guarantee remain unclear. In view of the above and due to the uncertainty in preventing the forfeiture of the performance bank guarantee, we included a provision in the amount of $1.4 million in respect of this guarantee in our financial statements for the year ended December 31, 2005.

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

IF WE DO NOT RECEIVE MOD APPROVALS NECESSARY FOR US TO EXPORT THE PRODUCTS WE
PRODUCE IN ISRAEL, OUR REVENUES MAY DECREASE.

     Under Israeli law, the export of products that we manufacture in Israel and the export of certain of our know-how are subject to approval by the MOD. We must obtain permits from the MOD to initiate sales proposals with regard to these exports, as well as for actual export transactions. We may not be able to receive all the required permits for which we may apply in the future. If we do not receive the required permits for which we apply, our revenues may decrease.

OUR WHOLLY-OWNED SUBSIDIARY, SMART INTERACTIVE SYSTEMS, INC., MAY NEVER ACHIEVE
A PROFIT. IF SMART CONTINUES TO INCUR LOSSES, OUR FUTURE RESULTS OF OPERATIONS
WILL BE ADVERSELY AFFECTED.

     In 2001, we established Smart Interactive Systems, Inc., or Smart, to meet the growing demand for real-time video monitoring services for use in industrial sites, commercial businesses and VIP residences. We have invested $15.1 million in Smart through December 31, 2005. Its operations to date have not been profitable, and it has an accumulated deficit of $6.7 million as of December 31,
2005. Smart's success will depend upon its ability to penetrate the market for these services. If Smart is unable to market its services or if its services fail to penetrate the market, we may lose our investment in this company and our future results of operations will be adversely affected.

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

     In the future:

     o    we may not be successful in developing and marketing new products or product features that respond to technological change or evolving industry standards;

     o    we may experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products and features; or

     o    our new products and product features may not adequately meet the requirements of the marketplace and achieve market acceptance.

     If we are unable to respond promptly and effectively to changing technology, we will be unable to compete effectively in the future.

WE FACE RISKS ASSOCIATED WITH DOING BUSINESS IN INTERNATIONAL MARKETS.

     A large portion of our sales is to markets outside of Israel (68.5% in 2005 and 84.1% in 2004), and a key component of our strategy is to continue to expand in such markets, the most significant of which currently are North America,
Europe, and Asia. Our international sales efforts are affected by costs associated with the shipping of our products and risks inherent in doing business in international markets, including:

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

WE MAY BE ADVERSELY AFFECTED BY LONG SALES CYCLES.

     We have in the past and expect in the future to experience long time periods between initial sales contacts and the execution of formal contracts for our products and completion of product installations. The cycle from first contact to revenue generation in our business involves, among other things, selling the concept of our technology and products, developing and implementing a pilot program to demonstrate the capabilities and accuracy of our products, negotiating prices and other contract terms, and, finally, installing and implementing our products on a full-scale basis. This cycle entails a substantial period of time, sometimes as much as one or more years, and the lack of revenues during this cycle and the expenses involved in bringing new sales to the point of revenue generation may put a substantial strain on our resources.

WE MAY NOT BE ABLE TO IMPLEMENT OUR GROWTH STRATEGY.

     As part of our growth strategy, we seek to acquire or invest in complementary, including competitive, businesses, products and technologies. We currently have no commitments or agreements with respect to any acquisitions or investments and we may not be able to consummate any acquisition or investment.
Even if we do acquire or invest in these businesses, products or technology, the process of integrating acquired assets into our operations may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business.

     In addition, we have limited experience in making acquisitions and managing growth. We may not be able to realize the anticipated benefits of any acquisition. Moreover, future acquisitions by us could result in potentially dilutive issuances of our equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to identifiable intangible assets, any of which could materially adversely affect our operating results and financial position. Acquisitions also involve other risks, including risks inherent in entering markets in which we have no or limited prior experience and the potential loss of key employees and the risk that we may experience difficulty or delays in obtaining necessary permits.

WE MAY NOT BE SUCCESSFUL IN MARKETING AND DEVELOPING MARKETS FOR OUR NEW
PRODUCTS.

     As part of our growth strategy, we developed three new products, DreamBox,
Fortis and PipeGuard. We intend to continue to invest substantial funds in the marketing and sales of these products. Our marketing and sale efforts may not be successful, in which case our growth strategy will be harmed.

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

WE DEPEND ON LIMITED SOURCES FOR COMPONENTS, AND IF WE ARE UNABLE TO OBTAIN
THESE COMPONENTS WHEN NEEDED, WE WILL EXPERIENCE DELAYS IN MANUFACTURING OUR
PRODUCTS AND OUR FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED.

     We acquire most of the components utilized in our products, including, but not limited to, our turnkey products and certain services from a limited number of suppliers and subcontractors. We may not be able to obtain such items from these suppliers and subcontractors on satisfactory terms in the future.
Temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results.

UNDETECTED DEFECTS IN OUR PRODUCTS MAY INCREASE OUR COSTS AND IMPAIR THE MARKET
ACCEPTANCE OF OUR PRODUCTS.

     The development, enhancement and implementation of our complex systems entail substantial risks of product defects or failures. Despite testing by us and our customers, errors may be found in existing or new products, resulting in delay or loss of revenues, warranty expense, loss of market share or failure to achieve market acceptance, or otherwise adversely affecting our business, financial condition and results of operations. Moreover, the complexities involved in implementing our systems entail additional risks of performance failures. We may encounter substantial delays or other difficulties due to such complexities. Any such occurrence could have a material adverse effect upon our business, financial condition and results of operations. In addition, the potential harm to our reputation that may result from product defects or implementation errors could be damaging to us.

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

THE IMPLEMENTATION OF SFAS NO. 123(R), WHICH WILL REQUIRE US TO RECORD
COMPENSATION EXPENSE IN CONNECTION WITH EQUITY SHARE-BASED COMPENSATION AS OF
THE FIRST QUARTER OF 2006, MAY REDUCE OUR PROFITABILITY.

     On December 16, 2004, the Financial Accounting Standards Board, or FASB,
issued Statement No. 123 (revised 2004), Share-Based Payment, or SFAS No.
123(R), which is a revision of SFAS No. 123. Generally, the approach in SFAS No.
123(R) is similar to the approach described in SFAS No. 123. However, SFAS No.
123 permitted, but did not require, share-based payments to employees to be recognized on the basis of their fair values while SFAS No. 123(R) requires, as of the first quarter of 2006, all share-based payments to employees to be recognized on the basis of their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The adoption of SFAS No. 123(R) may have a significant effect on our results of operations in the future; however, the impact of its adoption cannot be predicted at this time. In addition, such adoption could limit our ability to use stock options as an incentive and retention tool, which could, in turn, negatively impact our ability to recruit employees and retain existing employees. Had we adopted SFAS 123(R) in 2005, the impact of that standard would have decreased our net income by approximately
$1.05 million, as described in the disclosure of pro forma net income and earnings per share in our consolidated financial statements.

COMPLIANCE WITH CHANGING REGULATION OF CORPORATE GOVERNANCE AND PUBLIC
DISCLOSURE MAY RESULT IN ADDITIONAL EXPENSES.

     As a result of changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, the costs of being a public company in general have increased in recent years. The Sarbanes-Oxley Act of 2002 requires changes in some of our corporate governance and securities disclosure or compliance practices. We expect that the on-going implementation of these regulations will further increase our legal compliance costs and will make some activities more time consuming. We are presently evaluating and monitoring regulatory developments and cannot estimate the magnitude of additional costs we may incur as a result of such developments. In order to implement Section 404 of the Sarbanes-Oxley Act of 2002, which governs internal controls and procedures for financial reporting, we will need to expend significant management time and financial resources to comply with the applicable requirements. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

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

     Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. These developments have adversely affected the regional peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel's relationship with several Arab countries. In August 2005,
Israel evacuated all Israeli settlements in the Gaza Strip and four settlements in the West Bank. In January 2006, Hamas won the elections in the Palestinian
Authority and as a result the diplomatic relations between Israel and the
Palestinian Authority have worsened. The implications of these developments cannot at this time be foreseen. Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price.

POLITICAL TRADE RELATIONS COULD LIMIT OUR ABILITY TO SELL OR BUY
INTERNATIONALLY.

     We could be affected adversely by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. To date, these measures have not had a material adverse affect on our business. In the future, restrictive laws, policies or practices towards Israel or Israeli businesses may have an adverse impact on our business.

OUR RESULTS OF OPERATIONS MAY BE NEGATIVELY AFFECTED BY THE OBLIGATION OF OUR
PERSONNEL TO PERFORM MILITARY SERVICE.

     Many of our executive officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces, or IDF, and are subject to being called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

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
comparisons of our results. In 2001, 2002 and 2005 the rate of devaluation of the NIS against the dollar was 9.3% 7.3% and 6.8% respectively, while in 2003 and 2004 the NIS appreciated in value in relation to the dollar by 7.6% and
1.6%, respectively. A portion of our expenses, primarily labor expenses, is incurred in NIS and a part of our revenues are quoted in NIS. Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS.
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

AS A FOREIGN PRIVATE ISSUER WHOSE SHARES ARE LISTED ON THE NASDAQ National
MARKET, WE MAY FOLLOW CERTAIN HOME COUNTRY CORPORATE GOVERNANCE PRACTICES
INSTEAD OF CERTAIN NASDAQ REQUIREMENTS.

     As a foreign private issuer whose shares are listed on the NASDAQ National
Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules, including the composition of our Board of Directors, director nomination procedure, compensation of officers, distribution of annual reports to shareholders, and quorum at shareholders' meetings. In addition, we may follow
Israeli law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of our company, certain transactions other than a public offering involving issuances of a 20% or more interest in our company and certain acquisitions of the stock or assets of another company.

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

     We develop, manufacture, market and sell complex computerized security systems, including a line of perimeter security systems, a hardware and software
"all in one" security solution which integrates CCTV, related applications such as outdoor and indoor video motion detection systems, security management and control systems, personal emergency location systems and a pipeline security system. We also provide video monitoring services through our Smart subsidiary.

     For a discussion of our capital expenditures and divestitures, see Item
5.B. "Operating and Financial Review and Prospects-Liquidity and Capital
Resources."

B.   BUSINESS OVERVIEW.

GENERAL

     We develop, manufacture, market and sell complex computerized security systems. Our systems are used in more than 75 countries to protect sensitive facilities, including national borders, military bases, power plant installations, airports, postal facilities, prisons, industrial locations and municipalities from terrorism, theft and other threats. Our revenues are principally derived from:

     o    a line of perimeter security systems, which automatically detect and locate intruders, identify the nature of intrusions and provide emergency notification;

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

     REFINE AND BROADEN PRODUCT LINE. We have identified the security needs of our customers and intend to enhance our current products and develop new products to meet those needs. We intend to continue to focus on developing new products, expanding the capabilities of existing products and making custom enhancements for specific projects. Since the beginning of 2004, we have launched three new products, the DreamBox, Fortis and PipeGuard, that significantly broaden the spectrum of security solutions we offer and substantially expand our potential security markets.

     ENTER NEW MARKETS AND STRENGTHEN PRESENCE IN EXISTING MARKETS. In 2006 we
intend to continue to penetrate new geographic markets by various means, including the establishment of alliances with local distributors. We also intend to increase our marketing efforts in our existing markets and to acquire or invest in complementary, including competitive, businesses, products and technologies.

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
We believe that the three products we launched in 2004 will substantially broaden our potential markets.

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

     Intelli-FLEX, Intelli-FIBER and fence protection systems, or FPS, microprocessor-based triboelectric and Electret cable fence sensors are vibration sensitive transducers. These systems detect any attempt to cut, climb or penetrate the fence and have microphonic properties. The microphonic feature permits audio to be used for low-cost alarm assessment, providing users with an additional tool for determining the nature of an attempted intrusion. Our vibration detection systems are sold for between $11-$26 per meter.

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

     We have installed high-security taut wire electronic perimeter systems over several hundred kilometers of Israel's borders and have sold a number of our high-security perimeter systems to protect other locations in Israel, including
Ben-Gurion International Airport, facilities of IAI and the Israel Electric
Company, the Israeli parliament, or the Knesset, industrial plants, prisons and military bases. Outside Israel, our high-security perimeter systems have been purchased to protect various sites, including military installations, refineries, conventional and nuclear power stations, oil tank farms, industrial facilities, storage areas and warehouses, royal palaces and presidential residences in various European countries, North America, South America and the
Far East.

     Currently, airport security activities concentrate almost exclusively on screening passengers and luggage within the airport terminal in connection with passenger check-in. We are aware of only a few airports in the world which currently have high-security perimeter protection systems to prevent infiltrators from reaching the airport's grounds from outside. Most of these airports utilize a system manufactured by us. In marketing our high-security perimeter systems, we target authorities responsible for airport security. To date, we have sold and installed a limited amount of perimeter systems at certain airports in Israel, Europe, the U.S. and the Far East. We are continuing to negotiate with authorities in several other countries to install our perimeter systems around airports. However, we cannot assure you that any revenues will result from these negotiations.

     Our high-security perimeter systems offer prison authorities the opportunity to address an escape attempt in real-time, rather than at the next roll-call, which may be several hours after the escape. Our high-security perimeter systems have already been installed in prisons in Australia, Europe,
Israel, North America and the Far East.

     Ten models of our perimeter intrusion detection sensors have been approved by the U.S. Department of the Air Force for use in the $498 million Force
Protection Integrated Base Defense Security System, or IBDSS, program. The IBDSS program includes intrusion detection systems designed to prevent unauthorized entry or access to large, medium and small military facilities. The IBDSS program to protect classified facilities was initiated in October 2003 and is scheduled for completion in September 2008. Our products have been approved by the U.S. Department of the Air Force for use in the various tested applications and configurations, and they will be supplied to the U.S. Department of the Air
Force through the major U.S. integrators.

     The IDF has tested our perimeter security products along with those of several of our competitors and our system and two competitor's systems were the only systems to be approved for participation in the MOD's bid for perimeter security systems.

     DREAMBOX

     The DreamBox is a state-of-the-art embedded hardware and software product which integrates a number of CCTV related applications into one box. The system is designed to be economical, as well as compact to save space, by avoiding the use of a complicated cable installation and integration.

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

     Since its introduction, we have sold our security management system and provided turnkey projects to several customers, including large international companies and international airports.

     At the end of 2002 we won a bid to protect the Otopeni International
Airport in Bucharest, Romania. The contract totals approximately $16 million.
This turnkey project includes different types of security systems as well as video and data communication systems that will be integrated by MagNet. In March
2004, we signed an extension of the contract for $3.8 million and in August
2004, we signed another extension of the contract for $3.3 million. This contract, including the extensions, is expected to be completed by December
2006.

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

     PIPELINE SECURITY SYSTEMS

     As of end of 2005, there were an estimated three million miles of unprotected oil and gas pipelines worldwide. Although the need for securing these pipelines has been strongly recognized by the oil and gas industry for years, and in spite of increasing threats since the events of 9/11 and current instability in Iraq and elsewhere in the Middle East, there was no effective solution for securing buried pipes against damage caused by terror, sabotage, theft or other third party threats. We have identified the demand and have implemented a technology aimed at meeting this challenge. PipeGuard, our pipeline security system, provides a solution for securing buried assets and infrastructure, including oil and gas pipelines and buried communication lines such as fiber optic cables.

     PipeGuard utilizes an innovative and unique technology to guard buried pipelines, regardless of pipeline length, with the ability to detect potential attack and alert authorities before potential harm or damage occurs. Its target market includes oil and gas companies, owners and operators of pipelines or communication cables and governmental agencies dealing with security and environment.

     PipeGuard combines well proven sensors, geophones, with advanced edge of technology recognition algorithm capabilities based on the analysis of seismic signals, thus effectively filtering out false alarms. Using state of the art communications, only predefined signals are transmitted to the control station.

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

MARKETING, SALES AND DISTRIBUTION

     We market products primarily to government agencies, government authorities and government-owned companies. However, the activities of certain of these government bodies are increasingly being privatized in jurisdictions throughout the world. We believe that our reputation as a vendor of high-security products in one of the world's most security-conscious countries often provides us and our sales representatives with direct access to senior government and corporate officials in charge of security matters elsewhere. In addition we have begun to invest resources in the distribution of perimeter intrusion detection systems to private corporations. We attempt to initiate contact with potential customers at trade shows, where we demonstrate our products and distribute promotional materials. After initial discussions, we generally seek to provide potential customers with products on a trial basis or in a small-scale installation. We believe that this affords prospective purchasers an opportunity to assess our products over a sustained period of time under realistic conditions. We have sales offices located in the United Kingdom, Germany, Mexico, the United States,
China, Romania and Poland.

     PERIMETER INTRUSION DETECTION SYSTEMS

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

     For the last two years we have distributed our taut wire detection systems in the U.S. through our subsidiary Magal Senstar Inc., or MSI, and an unaffiliated third party who was granted a non-exclusive right to distribute such systems in the U.S. and in Canada.

     SECURITY MANAGEMENT AND CONTROL SYSTEMS DREAMBOX AND TURNKEY PROJECTS.

     Our marketing efforts for our Security Management and Control Systems,
DreamBox and turnkey projects consists of direct contacts with potential customers. We offer the MagNet, Fortis and DreamBox products primarily as part of comprehensive turnkey project solutions or, at the customer's preference, as stand-alone products. We distribute our systems in the U.S. and Canada through our U.S. and Canadian subsidiaries, MSI and Senstar Stellar Corporation, or
Senstar, respectively.

     PIPELINE SECURITY SYSTEMS

     The target markets for our pipeline security systems include oil and gas companies, owners and operators of pipelines or communication cables and governmental agencies engaged with security and environment issues.

     PERSONAL EMERGENCY LOCATION SYSTEMS

     We market our personal emergency location systems directly to potential customers, mainly correctional facilities in North America.

     VIDEO MONITORING SERVICES

     Smart offers its services mainly to industrial sites, commercial businesses, educational facilities and VIP residences. Smart sells its services through its direct sales force.

     The following table shows the breakdown of our consolidated revenues for the calendar years 2003, 2004 and 2005 by operating segment:

                                Year Ended December 31,
                         -----------------------------------
                         2003 (*)     2004 (*)        2005
                         -------       -------       -------
                                    (In thousands)

Perimeter products       $51,077       $46,342       $40,143
Projects                   6,720        11,375        17,970
Video monitoring             403         2,060         2,897
Other                        455           691           272
                         -------       -------       -------
Total                    $58,655       $60,468       $61,282
                         =======       =======       =======

     (*)  Reclassified

CUSTOMERS

     The following table shows the geographical breakdown of our consolidated revenues for the calendar years 2003, 2004 and 2005:

                                           Year Ended December 31,
                                    -----------------------------------
                                    2003 (*)      2004 (*)       2005
                                    -------       -------       -------
                                              (In thousands)

Israel                              $19,797       $ 9,617       $19,309
U.S.                                 13,292        17,871        13,185
Canada                                6,338         4,068         8,759
Romania                               5,151         9,521         6,244
Europe (excluding Romania)            5,465         9,150         3,691
Others                                8,612        10,241        10,094
                                    -------       -------       -------
Total                               $58,655       $60,468       $61,282
                                    =======       =======       =======

     (*)  Reclassified

     For the years ended December 31, 2003, 2004 and 2005, revenues generated from sales to the MOD and the IDF, accounted for 27.5%, 7.8% and 23.9%, respectively, of our revenues. We cannot assure you that the MOD, IDF, or any of our other major customers will maintain their volume of business with us or that, if such volume is reduced, other customers generating similar revenues will replace the lost business. The loss of one or more of these existing customers without replacement by a customer or customers of similar volume would have a material adverse effect on our financial results.

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

     During 2005, we derived less than 5.0% of our total revenues from maintenance and services. We generally provide a warranty on most of our products for defects for which we receive notice within 12-24 months of the delivery date of the product.

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

     Our research and development expenses during 2003, 2004 and 2005 were approximately $5.1 million, $5.1 million and $5.4 million, respectively, of which royalty bearing grants from the Office of the Chief Scientist of the
Israel Ministry of Industry, Trade and Labor, or the OCS, and investment tax credits, constituted approximately 6.9%, 8.0% and 3.0% of such expenses. In addition to our own research and development activities, we also acquire know-how from external sources. We cannot assure you that any of our research and development projects will yield profitable results.

     We have the following three development centers, each of which develops various products and technologies based on its area of expertise:

     o    in Israel, we develop a wide range of products including our taut wire, mechanical vibration, video and high-end SMS systems and
          PipeGuard;

     o    in California, MSI develops our microphonic fence sensors as well as our microwave detection, personal alarm and small/medium and control systems; and

     o    in Canada, Senstar develops our leaky coax radar, triboelectric and fiber-optic fence sensors, electrostatic volumetric detection and medium to high-end control systems and personal emergency location systems.

OFFICE OF THE CHIEF SCIENTIST OF THE ISRAEL MINISTRY OF INDUSTRY, TRADE AND
LABOR

     We have historically sought co-financing of our development projects from the OCS. We are obligated to pay royalties to the OCS, amounting to 3%-4.5% of revenues derived from sales of the products funded with these grants, up to an amount equal to 100% of the grants received, linked to the U.S. dollar. All grants received after January 1, 1999 also bear interest at the rate of LIBOR.
The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales, no payment is required. We paid royalties amounting to $80,000, $61,000 and $83,000 in the years ended December
31, 2003, 2004 and 2005, respectively. As of December 31, 2005, our aggregate contingent obligation to the OCS amounted to $1.8 million.

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

     THE FUND FOR THE ENCOURAGEMENT OF MARKETING ACTIVITIES

     The Israeli Government, through the Fund for the Encouragement of Marketing
Activities, awarded us grants for overseas marketing expenses. We are obligated to pay royalties to this fund at the rate of 3% of the increase in export sales, up to the amount of the grants we received. To date, we have received $253,000 in grants, and in the years ended December 31, 2003, 2004 and 2005, we have not paid any royalties. As of December 31, 2005, our aggregate contingent obligation amounted to $82,000.

BACKLOG

     As of May 31, 2006, our backlog amounted to approximately $20.0 million of which approximately $12.5 million is expected to be delivered by the end of
2006, $3.0 million is expected to be delivered by the end of 2007 and $4.5 million is expected to be delivered thereafter.

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

     Effective as of April 1, 2005, Perimeter Products Inc., one of our wholly owned U.S. subsidiaries merged into another of our U.S. wholly owned subsidiaries, Senstar Stellar Inc. Following the merger, Senstar Stellar Inc.'s name was changed to Magal Senstar Inc., or MSI.

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

     Magal Security Systems Poland                     Poland

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
Approximately 7,000 square feet are devoted to administrative, marketing and management functions and approximately 8,000 square feet are used for engineering, system integration and customer service. Senstar uses the remaining
18,000 square feet for production operations, including cable manufacturing, assembly, testing, warehousing, shipping and receiving. In December 2004,
Senstar bought an additional 182,516 square feet of vacant land adjacent to this property for future expansion. Senstar also leases 358,560 square feet of land near this facility, for $2,500 per year. This area is used as an outdoor sensor test and demonstration site for its products. The products that Senstar manufactures at this facility include the Perimitrax/Panther 2000 buried cable intrusion detection systems, the Intelli-Field electro static detection system, the Intelli-FLEX microphonic fence detection system, Flash and Flare, and various perimeter monitoring and control systems.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

     Not applicable.

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

     o    a line of perimeter security systems, which automatically detect and locate intruders, identify the nature of intrusions and provide emergency notification;

     o    turnkey projects based on security management, command and control systems, which integrate the management, control and display of various security systems into a single, real-time database and support real-time decision making and wide area command and control; and

     o    video monitoring services.

     We began to market three new products: DreamBox, PipeGuard and Fortis in
2004. DreamBox is a state-of-the-art embedded hardware and software product, which integrates a number of CCTV related applications into one box, including outdoor and indoor video motion detection systems. The system is designed to be economical, as well as compact to save space, while avoiding the use of complicated cable installation and network protocols integration. PipeGuard utilizes an innovative technology to guard buried pipelines, regardless of pipeline length, with the ability to detect potential attack and alert authorities before harm or damage occurs. PipeGuard provides a solution for securing buried assets, gas and oil pipelines and infrastructure of buried communication lines such as fiber optic cables. The target market for PipeGuard includes oil and gas companies, owners and operators of pipelines or communication cables and governmental agencies dealing with security and environment. Fortis is a security management and control system that integrates the management, control and display of various security systems, both outdoor, such as perimeter security systems, and indoor, such as fire detection, entry monitoring and alarm systems, into a single, real-time database, and supports real-time decision making and wide area command and control. These systems were developed to improve the response to real-time security events by sharing video and geographical information between the control center and security personnel acting in the field.

     ECONOMIC AND OTHER FACTORS

     The continued state of hostility between the State of Israel and the
Palestinian Authority has caused the State of Israel to increase its efforts to protect its facilities and installations from unauthorized intrusions. In 2002, the Israeli Government announced the construction of a perimeter system to seal off parts of the West Bank to prevent Palestinian terrorists from entering
Israel. In September 2002, we won 80% of the bids published by the MOD for the installation of intrusion detection systems along the seam-line between Israel and the West Bank. We received orders having a value of approximately $19 million to install intrusion detection systems along approximately 150 kilometers. As of December 31, 2004, this project was completed. In 2003, the
Israeli Government resolved to extend the perimeter system and to continue construction along most of the remaining parts of the seam-line. However, following the UN resolution to refer the question of the legality of the seam-line perimeter systems to the International Court of Justice in Hague, an international opposition to the route selected by the Israeli government arose, causing the Israeli Government to change and shorten the route of the seam-line perimeter system. This opposition, as well as certain decisions of the Israeli
Supreme Court, caused a halt in the building of the seam-line fence during 2004.
In 2005 the Israeli government approved a new seam-line fence route;
consequently the MOD renewed the work on the southern parts of the seam line.
According to recent reports in the Israeli press, the majority of the remaining segments of the fence will be completed during 2006. Although we believe that we will record revenues from the seam line project in 2006, we cannot assure you that Israel will follow through with its decision to build the perimeter system along the seam-line, or if such perimeter system is constructed or rebuilt, that our products will be utilized.

     During 2005, we continued to incur losses relating to Smart's operations.

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

     o    succeeding in selling our comprehensive turnkey solutions; and

     o    achieving operating profitability from our Smart subsidiary.

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

     Revenues from installation of comprehensive security systems are generated from fixed price contracts according to which the time between the signing of the contract and the final customer acceptance is over a period generally exceeding one year. Such revenues are recognized using contract accounting on a percentage of completion method. The amounts of revenues recognized are based on the total fees under the agreements and the percentage to completion achieved in accordance with the "Input Method."

     Project costs include material purchased to produce the system, related labor and overhead expenses and subcontractor's costs. We measured the percentage to completion by monitoring costs and efforts devoted using records of actual costs incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues.
Estimates of total project requirements are based on our prior experience in installing and integrating security systems, our collection experience, delivery and acceptance of similar services, which are reviewed and updated regularly by
us. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. Until 2006, we never experienced a material cancellation for one of our projects.

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
In addition, the contracts we execute include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and the terms of settlement, including in the event of terminations for convenience.
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

     Fees are payable upon completion of agreed upon milestones and subject to customer acceptance. Amounts recognized in advance of contractual billing, mainly as a result of using the "Input Method," are recorded as unbilled accounts receivable. The period between most instances of advanced recognition of revenues and the customers' billing generally range between one to six months. At December 31, 2005 we recorded $8.6 million of such unbilled receivables.

     We sell security products to customers according to customers' orders without installation work. The customers are not entitled to return the products. Revenues from security product sales are recognized when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

     Services and maintenance are performed under either fixed-price basis or time-and-materials basis contracts. Under fixed-price contracts, we agree to perform certain work for a fixed price. Under time-and-materials contracts, we are reimbursed for labor hours at negotiated hourly billing rates and for materials. Related revenues are recognized as those services are performed or over the term of the related agreements provided that, an evidence of an arrangement has been obtained, fees are fixed and determinable and collectability is reasonably assured.

     One of our subsidiaries provides security video monitoring services. The majority of its executed contracts are for a five year term and do not include terms that result in the transfer of title of the equipment to the customer.
Under the contracts, service is not dependent on specific equipment. Our subsidiary's obligation is related to the provision of monitoring services. The service contracts do not meet the definition of a lease, and as such, the subsidiary recognizes the monthly service fees over the terms of the contracts.

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

     During 2003, 2004 and 2005, we recorded inventory write-offs in the amounts of $601,000, $224,000 and $507,000, respectively.

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

     As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and we must establish a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. Increases in the valuation allowance result in additional expense to be reflected within the tax provision in the consolidated statement of income. At December 31, 2005, we had a deferred tax asset of $2.0 million. We have total estimated available carryforward tax losses of $2.4 million to offset against future taxable income. Our subsidiaries in the United
States and the United Kingdom have estimated total available carry-forward tax losses of $8.3 million and $944,000, respectively, that may be offset against future taxable profit for 16-20 years and an indefinite period, respectively. As of December 31, 2005, we recorded a full valuation allowance of our subsidiaries' tax assets due to the uncertainty of their future realization.

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

     Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reportable units. During 2003, 2004 and 2005, no impairment losses were identified.

     As of December 31, 2005, our goodwill amounted to $4.2 million which principally relates to our perimeter security systems segment.

     IMPAIRMENT OF LONG LIVED ASSETS

     Our long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group of assets to the future undiscounted cash flows expected to be generated by the group of assets. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the group of assets exceeds their fair value. During 2003,
2004 and 2005, no impairment losses were identified.

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

     Accordingly, we had accumulated foreign currency translation income of approximately $2.3 million and $2.4 million that was included as part of
"accumulated other comprehensive income" within our balance sheets at December
31, 2004 and 2005, respectively. During 2003, 2004 and 2005, foreign currency translation income of $2.3 million, $1.1 million and $87,000, respectively, were included under "accumulated other comprehensive income." Had we determined that the functional currency of our subsidiaries (not including our U.S.
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

     Of our cash and cash equivalents and short-term and long-term bank deposits at December 31, 2005, $26.8 million is invested in major Israeli and U.S. banks, approximately $2.2 million is invested in other banks, mainly with Deutsche
Bank, RBC Royal Bank and BBVA Bancomer. Cash and cash equivalents in the United
States may be in excess of insured limits and are not insured in other jurisdictions. We believe that the financial institutions that hold our investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

     The short term and long term trade receivables and the unbilled accounts receivable of our company and our subsidiaries are derived from sales to large and solid organizations located mainly in Israel, the United States, Canada and
Europe. We perform ongoing credit evaluations of our customers and to date have not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that we have determined to be doubtful of collection and by a general reserve. In certain circumstances, we may require letters of credit, other collateral or additional guarantees. As of December 31,
2005, the allowance for doubtful accounts amounted to $306,000.

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

     We designate our derivative instruments as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk). The effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings.

     To protect against the change in the forecasted foreign currency cash flows of certain sale arrangements resulting from changes in the exchange rate during
2003, 2004 and 2005, we entered into forward contracts, to hedge portions of our forecasted revenue and unbilled accounts receivable denominated in Euros and
Polish Zlotys. We have designated the forward instruments as cash flow hedges for accounting purposes.

     For derivative instruments designated as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings.

     During 2005, we recognized no hedge ineffectiveness for the Euro contract cash flows hedge as we concluded that the changes in the cash flows attributable to the changes in the exchange rates were completely offset by the forward contract.

     We determined that sales arrangement in Polish Zlotys and the related forecasted revenues and unbilled accounts receivable would not occur by the end of the specified time period. Accordingly, the forward loss was recorded in financial expenses in 2005.

     During the year ended December 31, 2005, we recognized a net loss of
$368,000 related to the effective portion of our hedging instruments and a net gain of $442,000 related to the portion of the hedging instrument excluded from the assessment of hedge ineffectiveness.

     During the year ended December 31, 2004, we recognized a net loss of
$932,000 related to the effective portion of our hedging instruments and a net loss of $19,000 related to the portion of the hedging instrument excluded from the assessment of hedge ineffectiveness.

     As of December 31, 2005, we expect to reclassify $6,000 of net income on derivative instruments from other comprehensive income to earnings during the
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

     o    The carrying amounts of our long-term bank debt are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. As of December 31, 2004, the fair value of our long-term borrowings was $5.3 million, compared to the carrying amount of $5.4 million. As of December 31, 2005, the fair value of our long-term borrowings was $5.3 million, compared to the carrying amount of $5.3 million.

     o    The fair value of foreign currency contracts (used for hedge purposes)
          is estimated by obtaining current quotes from investment bankers.

     RECENT ACCOUNTING PRONOUNCEMENTS IN THE UNITED STATES

     On December 16, 2004, the FASB issued SFAS No. 123(R) (revised 2004),
"Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for
Stock-Based Compensation" ("SFAS 123(R)"). Generally, the approach in SFAS
123(R) is similar to the approach described in SFAS No. 123. However, SFAS 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS 123(R)
also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. We adopted SFAS 123(R) on
January 1, 2006.

     SFAS 123(R) permits companies to adopt its requirements using one of the following two methods:

     o    The "modified prospective" method, in which compensation cost is recognized commencing with the effective date (i) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (ii) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS
          123(R) that remain unvested at the effective date.

     o    The "modified retrospective" method, which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under
          SFAS 123, for purposes of pro forma disclosures all prior periods presented.

     As permitted by SFAS 123, we currently account for share-based payments to employees using APB 25, the intrinsic value method. The impact of the adoption of SFAS 123(R) cannot be predicted at this time, as it depends on levels of share-based payments for future grant. However, had we adopted SFAS 123(R) in
2005, the impact of that standard would have decreased our net income by approximately $1.05 million, as described in the disclosure of pro forma net income and earnings per share in our consolidated financial statements.

     In March 2005, the SEC Staff issued Staff Accounting Bulletin No. 107 (SAB
107) to give guidance on implementation of SFAS 123(R).

A.   OPERATING RESULTS.

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

                                                                  Year Ended December 31,
                                                    2001 (*)   2002 (*)    2003 (*)     2004 (*)      2005
                                                      ---        ---        ----         ----         ----
Revenues                                              100%       100%        100%         100%         100%
Cost of revenues                                       52         56          56           55           64
                                                      ---        ---        ----         ----         ----
Gross profit                                           48         44          44           45           36
                                                      ---        ---        ----         ----         ----
Operating expenses:
  Research and development, net                         8          7           8            8            9
  Selling and marketing, net                           19         20          20           21           21
  General and administrative                           12         11           9            9           10
  Award granted by principal shareholders               -          -           -            2            -
                                                      ---        ---        ----         ----         ----
Operating income                                        9          6           7            5           (4)
Financial income (expenses), net                        -          -          (2)          (1)          (1)
                                                      ---        ---        ----         ----         ----
Income before income taxes                              9          6           5            4           (5)
Income taxes (tax benefit)                              1          2           1            2            -
                                                      ---        ---        ----         ----         ----
Income from continuing operations                       8          4           4            2           (5)
Gain (loss) from discontinued operations, net           -          -           -            -            -
                                                      ---        ---        ----         ----         ----
Net income                                              8%         4%          4%           2%          (5)%
                                                      ---        ---        ----         ----         ----

----------

     *    Reclassified
     -    Less than 1%

YEARS ENDED DECEMBER 31, 2005 AND 2004

     REVENUES. Revenues increased by 1.3% to $61.3 million in the year ended
December 31, 2005 as compared with $60.5 million in the year ended December 31,
2004. Revenues from sales of perimeter systems were $40.1 million in 2005 as compared with $46.3 million in 2004, a decrease of 13.4%. Revenues from security turnkey projects increased by 58.0% to $18.0 million in 2005 as compared with
$11.4 million in 2004. Based on our backlog for 2006 of approximately $12.5 million and our assessment of the market, we anticipate that revenue in 2006 will increase compared to our revenues in 2005.

     COST OF REVENUES. Cost of revenues increased to $39.2 million in the year ended December 31, 2005 as compared with $33.2 million in the year ended
December 31, 2004. Cost of revenues as a percentage of revenues was 63.9% in
2005 as compared with 55.0% in 2004 as a result of changes in the mixture of our revenues and expenses incurred in connection with the execution of a project in
Eastern Europe that was cancelled, and a provision due to the customer's demand for the payment under a performance bank guarantee in the amount of $1.4 million. Upon our motion, the District Court in Haifa, Israel has issued a temporary injunction against the payment of such guarantee pending a hearing in
August 2006. Although we obtained the temporary injunction, according to our legal counsel, our chances to ultimately prevent the forfeiture of the guarantee remain unclear. In view of the above and due to the uncertainty in preventing the forfeiture of the performance bank guarantee, we included a provision in the amount of $1.4 million in respect of this guarantee in our financial statements.
We anticipate that our cost of revenues as a percentage of revenues will decrease in 2006.

     GROSS PROFIT. Gross profit decreased to $22.1 million in the year ended
December 31, 2005 as compared with $27.2 million for the year ended December 31,
2004, primarily as a result of expenses incurred in connection with a project in
Eastern Europe that was cancelled. Our expenses related to the project were included in the cost of revenues. Due to the uncertainty, we did not recognize any revenues from this project or reimbursement by the customer for these expenses.

     RESEARCH AND DEVELOPMENT EXPENSES, NET. Research and development expenses, net for the year ended December 31, 2005 were $5.3 million as compared with $4.7 million for the year ended December 31, 2004, an increase of 12.4%, mainly due to our continued investment in the products that were launched in 2004 and in new products. Research and development expenses, net amounted to 8.6% of revenues in 2005, compared to 7.7% in 2004. Royalty bearing grants and investment tax credits decreased to $162,000 in 2005 compared to $405,000 in
2004. We expect that our net research and development expenditures as a percentage of revenues will decrease in 2006.

     SELLING AND MARKETING EXPENSES, NET. Selling and marketing expenses, net were $13.2 million for the year ended December 31, 2005 as compared with $12.5 million for the year ended December 31, 2004, an increase of 5.3%. The increase in selling and marketing expenses in 2005 was primarily due to increased marketing and selling expenses for products first introduced in 2004, especially the DreamBox(R), and the increase in commissions paid in connection with our projects. Selling and marketing expenses amounted to 21.5% and 20.7% of revenues in each of 2005 and 2004, respectively. We expect that our selling and marketing expenses as a percentage of revenues will remain at the same level in 2006.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $6.0 million for the year ended December 31, 2005 compared to $5.8 million for the year ended December 31, 2004. General and administrative expenses amounted to 9.7% of revenues in 2005 compared to 9.5% in 2004. The increase in general and administrative expenses was due to an increase of $255,000 in the amortization of deferred stock compensation. We expect that our general and administrative expenses will increase in 2006 due to the costs associated with our implementation of the internal controls required under Section 404 of the
Sarbanes-Oxley Act.

     FINANCIAL EXPENSES, NET. Financial expenses, net for the year ended
December 31, 2005 were $800,000 as compared with $762,000 for the year ended
December 31, 2004.

     INCOME TAXES (TAX BENEFIT). We recorded a tax benefit of $23,000 for the year ended December 31, 2005, primarily as a result of the loss incurred in
2005, compared to income taxes of $1.1 million for the year ended December 31,
2004.

YEARS ENDED DECEMBER 31, 2004 AND 2003

     REVENUES. Revenues increased by 3.1% to $60.5 million in the year ended
December 31, 2004 as compared with $58.7 million in the year ended December 31,
2003. Revenues from sales of perimeter systems were $46.3 million in 2004 as compared with $51.1 million in 2003, a decrease of 9.3%, as a result of a decrease of approximately $10.4 million in the seam-line project, which made a major contribution to our revenues in 2003 and was halted in 2004 due to litigation in Israel. Revenues from security turnkey projects increased by 69.3%
to $11.4 million in 2004 as compared with $6.7 million in 2003. One of our main projects in 2004 was the protection of the Otopeni International Airport in
Romania.

     COST OF REVENUES. Cost of revenues reached $33.2 million in the year ended
December 31, 2004 as compared with $32.8 million in the year ended December 31,
2003. Cost of revenues as a percentage of revenues was 55.0% in 2004 as compared with 56.0% in 2003.

     GROSS PROFIT. Gross profit increased to $27.2 million in the year ended
December 31, 2004 as compared with $25.8 million for the year ended December 31,
2003, primarily as a result of our increased revenues.

     RESEARCH AND DEVELOPMENT EXPENSES, NET. Research and development expenses, net for the year ended December 31, 2004 were $4.7 million as compared with $4.8 million for the year ended December 31, 2003, a decrease of 2.0%. Research and development expenses, net amounted to 7.7% of revenues in 2004 as compared with
8.1% in 2003. Royalty bearing grants and investment tax credits increased to
$405,000 in 2004 compared to $355,000 in 2003.

     SELLING AND MARKETING EXPENSES, NET. Selling and marketing expenses, net were $12.5 million for the year ended December 31, 2004 as compared with $11.4 million for the year ended December 31, 2003, an increase of 9.6%. The increase in selling and marketing expenses in 2004 was primarily due to increased marketing and selling expenses for our newly developed products, especially the
DreamBox(R), and increase in commissions paid in connection with our projects.
Selling and marketing expenses amounted to 20.7% of revenues in 2004 as compared with 19.5% in 2003.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $5.8 million for the year ended December 31, 2004 compared to $5.3 million for the year ended December 31, 2003. General and administrative expenses amounted to 9.5% of revenues in 2004 compared to 9.0% in 2003. The increase in general and administrative expenses was due to an $0.2 million increase in the amortization of deferred stock compensation expenses and an increase in expenses incurred by our Smart subsidiary due to a $0.2 million increase in rent and depreciation expenses arising from its relocation to a new facility.

     AWARD GRANTED BY PRINCIPAL SHAREHOLDERS. Our two principal shareholders awarded our employees $1.2 million out of their personal funds in celebration of our twentieth anniversary. According to generally accepted accounting principles in the United States, such award was recorded in our statement of income as an expense, although it did not affect our shareholders' equity nor our statement of cash flows.

     FINANCIAL INCOME (EXPENSES), NET. Financial expenses, net for the year ended December 31, 2004 were $762,000, as compared with $1 million for the year ended December 31, 2003 a decrease of 24.0%. This decrease was due to the decrease in the rate of devaluation of the U.S. dollar against the Canadian
Dollar and the NIS.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth certain unaudited quarterly financial information for the two years ended December 31, 2005. The data has been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this annual report and include all necessary adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation. The operating results for any quarter are not necessarily indicative of results for any future periods.

     Our 2005 quarterly financial information below includes the reversal of revenues and a corresponding increase in expenses as first reported in our Form
6-K filing of February 2006. As a result of a subsequent to year end cancellation of a turnkey project by a customer in Eastern Europe, we decided to reconsider the revenue recognition of this project in our financial statements for the year ended December 31, 2005. We believe that it is appropriate not to record the revenues from this project in 2005 and to reduce income accordingly.

     The results of the fourth quarter of 2005 include an expense of $1.4 million due to the Eastern Europe customer's formal demand for the payment under a performance bank guarantee. (See Item 8: "Financial information- A.
Consolidated Statements and Other Financial Information - Legal proceedings" and
Note 17 to our consolidated financial statements).

                                                                                 Three months ended
                                                ----------------------------------------------------------------------------------------
                                                    JUN. 30, 2005                    SEPT. 30, 2005                 DEC. 31, 2005
                                                ------------------------        ------------------------        ------------------------
                                                   As                             As                               As
                                               previously         As           previously         As           previously          As
                                                reported       adjusted         reported       adjusted        reported         adjusted

CONSOLIDATED STATEMENT OF INCOME DATA:
Revenues                                        $ 17,138        $ 13,238        $ 17,721        $ 15,761        $ 20,038        $ 18,557
Cost of revenues                                   9,705           8,865          10,239           9,817          11,981          13,013
                                                --------        --------        --------        --------        --------        --------
Gross profit                                       7,433           4,373           7,482           5,944           8,057           5,544
                                                --------        --------        --------        --------        --------        --------
Operating expenses:
  Research and development, net                    1,276           1,276           1,337           1,337           1,496           1,496
  Selling and marketing, net                       3,882           3,340           3,775           3,503           3,789           3,611
  General and administrative                       1,438           1,438           1,367           1,367           1,644           1,743
  Award granted by principal shareholders              -               -               -               -               -               -
                                                --------        --------        --------        --------        --------        --------
Total operating expenses                           6,596           6,054           6,479           6,207           6,929           6,850
                                                --------        --------        --------        --------        --------        --------
Operating income (loss)                              837          (1,681)          1,003            (263)          1,128          (1,306)
Financial income (expenses), net                     (37)            (37)           (119)           (119)            111            (315)
                                                --------        --------        --------        --------        --------        --------
Income (loss) before income taxes                    800          (1,718)            884            (382)          1,239          (1,621)
Income taxes (tax benefit)                           294            (170)            260             (27)            412            (144)
                                                --------        --------        --------        --------        --------        --------
Income (loss) from continuing operations             506          (1,548)            624            (355)            827          (1,477)
Loss from discontinued operations,
  net                                                (24)            (24)            (21)            (21)            (80)            (80)
                                                --------        --------        --------        --------        --------        --------
Net income                                           482          (1,572)            603            (376)            747          (1,557)
                                                ========        ========        ========        ========        ========        ========

                                                                                                    Three months ended
                                                  -------------------------------------------------------------------------------------------------------------------------
                                                                            2004*                                                          2005
                                                  ---------------------------------------------------------       ---------------------------------------------------------
                                                   MAR. 31,        JUN. 30,       SEPT. 30,       DEC. 31,        MAR. 31,*       JUN. 30,*      SEPT. 30,*       DEC. 31,
                                                  ---------       ---------       ---------       ---------       ---------       ---------       ---------       ---------
CONSOLIDATED STATEMENT OF INCOME DATA:
Revenues                                          $  14,082       $  14,374       $  15,152       $  16,860       $  13,726       $  13,238       $  15,761       $  18,557
Cost of revenues                                      7,779           7,879           8,346           9,222           7,459           8,865           9,817          13,013
                                                  ---------       ---------       ---------       ---------       ---------       ---------       ---------       ---------
Gross profit                                          6,303           6,495           6,806           7,638           6,267           4,373           5,944           5,544
                                                  ---------       ---------       ---------       ---------       ---------       ---------       ---------       ---------
Operating expenses:
  Research and development, net                       1,131           1,161           1,193           1,198           1,156           1,276           1,337           1,496
  Selling and marketing, net                          2,587           3,043           2,974           3,915           2,726           3,340           3,503           3,611
  General and administrative                          1,301           1,417           1,415           1,638           1,413           1,438           1,367           1,743
  Award granted by principal shareholders                 -           1,200               -               -               -               -               -               -
                                                  ---------       ---------       ---------       ---------       ---------       ---------       ---------       ---------
Total operating expenses                              5,019           6,821           5,582           6,751           5,295           6,054           6,207           6,850
                                                  ---------       ---------       ---------       ---------       ---------       ---------       ---------       ---------
Operating income (loss)                               1,284            (326)          1,224             887             972          (1,681)           (263)         (1,306)
Financial income (expenses), net                        (93)           (258)           (223)           (188)           (329)            (37)           (119)           (315)
                                                  ---------       ---------       ---------       ---------       ---------       ---------       ---------       ---------
Income (loss) before income taxes                     1,191            (584)          1,001             699             643          (1,718)           (382)         (1,621)
Income taxes (tax benefit)                              451             140             310             232             318            (170)            (27)           (144)
                                                  ---------       ---------       ---------       ---------       ---------       ---------       ---------       ---------
Income (loss) from continuing operations                740            (724)            691             467             325          (1,548)           (355)         (1,477)
Loss from discontinued operations,
  net                                                   (53)            (14)            (27)            (27)            (31)            (24)            (21)            (80)
                                                  ---------       ---------       ---------       ---------       ---------       ---------       ---------       ---------
Net income                                              687            (738)            664             440             294          (1,572)           (376)         (1,557)
                                                  =========       =========       =========       =========       =========       =========       =========       =========
CONSOLIDATED STATEMENT OF INCOME DATA,
EXPRESSED AS A PERCENTAGE OF REVENUES:
Revenues                                              100.0%          100.0%          100.0%          100.0%          100.0%          100.0%          100.0%          100.0%
Cost of revenues                                       55.2            54.8            55.1            54.7            54.3            67.0            62.3            70.1
                                                  ---------       ---------       ---------       ---------       ---------       ---------       ---------       ---------
Gross profit                                           44.8            45.2            44.9            45.3            45.7            33.0            37.7            29.9
                                                  ---------       ---------       ---------       ---------       ---------       ---------       ---------       ---------
Operating expenses:                                                                                                                     0.0             0.0             0.0
  Research and development, net                         8.0             8.1             7.9             7.1             8.4             9.6             8.5             8.1
  Selling and marketing, net                           18.4            21.2            19.6            23.2            19.9            25.2            22.2            19.5
  General and administrative                            9.2             9.9             9.3             9.7            10.3            10.9             8.7             9.4
  Award granted by principal shareholders                 -             8.3               -               -               -               -               -               -
                                                  ---------       ---------       ---------       ---------       ---------       ---------       ---------       ---------
Total operating expenses                               35.6            47.5            36.8            40.0            38.6            45.7            39.4            36.9
                                                  ---------       ---------       ---------       ---------       ---------       ---------       ---------       ---------
Operating income (loss)                                 9.1            (2.3)            8.1             5.3             7.1           (12.7)           (1.7)           (7.0)
Financial income (expenses), net                       (0.7)           (1.8)           (1.5)           (1.1)           (2.4)           (0.3)           (0.8)           (1.7)
                                                  ---------       ---------       ---------       ---------       ---------       ---------       ---------       ---------
Income (loss) before income taxes                       8.5            (4.1)            6.6             4.1             4.7           (13.0)           (2.4)           (8.7)
Income taxes  (tax benefit)                             3.2             1.0             2.0             1.4             2.3            (1.3)           (0.1)           (0.8)
                                                  ---------       ---------       ---------       ---------       ---------       ---------       ---------       ---------

Income (loss) from continuing operations                5.3            (5.0)            4.6             2.8             2.4           (11.7)           (2.3)           (8.0)

Loss from discontinued operations, net                 (0.4)           (0.1)           (0.2)           (0.2)           (0.2)           (0.2)           (0.1)           (0.4)
                                                  ---------       ---------       ---------       ---------       ---------       ---------       ---------       ---------
Net income (loss)                                       4.9%           (5.1)%           4.4%            2.6%            2.2%          (11.9)%          (2.4)%          (8.4)%
                                                  =========       =========       =========       =========       =========       =========       =========       =========

(*) Reclassified.

SEASONALITY

     Our operating results are characterized by a seasonal pattern, with a higher volume of revenues towards the end of the year and lower revenues in the first part of the year. This pattern, which is expected to continue, is mainly due to two factors:

     o    our customers are mainly budget-oriented organizations with lengthy decision processes which tend to mature late in the year; and

     o    due to weather and other conditions, payments are often postponed from the first quarter to subsequent quarters.

     See also Item 3.D. "Key Information-Risk Factors." Our revenues are dependent on government procurement procedures and practices, and because we receive large product orders from a relatively small number of customers, our revenues and operating results are subject to substantial periodic variations.

IMPACT OF INFLATION AND DEVALUATION ON RESULTS OF OPERATIONS, LIABILITIES AND ASSETS

     Exchange rate fluctuations between the NIS and the dollar, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparison of our results. In 2001, 2002 and 2005, the rate of devaluation of the NIS against the dollar was 9.3%, 7.3% and 6.8% respectively, while in 2003 and 2004 the NIS appreciated in value in relation to the dollar by
7.6% and 1.6%, respectively. A portion of our expenses, primarily labor expenses, is incurred in NIS and a part of our revenues are quoted in NIS.
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

                                                         Israeli inflation
 Year ended     Israeli inflation   NIS devaluation   adjusted for devaluation
December 31,         rate %             rate %                 %
-----------     -----------------   ---------------   ------------------------
    2001              1.4                9.3                 (7.9)
    2002              6.5                7.3                 (0.8)
    2003             (1.9)              (7.6)                 5.7
    2004              1.2               (1.6)                 2.8
    2005              2.4                6.8                 (4.4)

     Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. We are also subject to exchange rate fluctuations related to our activities in Canada. During the three years ended December 31,
2005, foreign currency fluctuations had an adverse impact on our results of operations, and our foreign exchange losses, net were ($569,000), ($120,000) and
($145,000), respectively. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

     To protect against the change in the forecasted foreign currency cash flows of certain sale arrangements resulting from changes in the exchange rate, during
2003, 2004 and 2005 we entered into forward contracts in order to hedge portions of our forecasted revenue and unbilled accounts receivable denominated in Euros and Polish Zlotys. We have designated the forward instruments as cash flow hedges for accounting purposes.

     For derivative instruments designated as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings.

     During 2005, we recognized no hedge ineffectiveness for the Euro contract cash flows hedge as we concluded that the changes in the cash flows attributable to the changes in the exchange rates were completely offset by the forward contract.

     We determined that sales arrangement in Polish Zlotys and the related forecasted revenues and unbilled accounts receivable would not occur by the end of the specified time period. Accordingly, the forward loss was recorded in financial expenses in 2005.

     As of December 31, 2005, we expect to reclassify $6,000 of net income on derivative instruments from other comprehensive income to earnings during the next 12 months due to actual sales and related payments.

EFFECTIVE CORPORATE TAX RATE

     Israeli companies are generally subject to income tax on their worldwide taxable income. The applicable rate for 2005 was 34%, which was reduced to 31%
in 2006, and will be further reduced to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. However, certain of our manufacturing facilities have been granted "Approved Enterprise" status under the Law for the
Encouragement of Capital Investments, 1959, as amended, commonly referred to as the Investment Law, and, consequently, are eligible, subject to compliance with specified requirements, for tax benefits beginning when such facilities first generate taxable income. The tax benefits under the Investment Law are not available with respect to income derived from products manufactured outside of
Israel. We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities. Subject to certain restrictions, we are entitled to a tax exemption in respect of income derived from our approved facilities for a period of two years, commencing in the first year in which such income is earned, and will be entitled to a reduced tax rate of 10% to 25% for an additional five to eight years if we qualify as a foreign investors' company. If we do not qualify as a foreign investors' company, we will instead be entitled to a reduced rate of 25% for an additional five years, rather than eight years. A foreign investors' company is defined in the
Investment Law as a company in which more than 25% of its shareholders are non-Israeli residents. Pursuant to the Investment Law, a foreign investors'
company may enjoy benefits for a period of up to ten years, (the actual length of the benefits period is graduated based on the percentage of foreign ownership).

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

     As of December 31, 2005, our subsidiaries in the United States and the
United Kingdom had estimated total available carry forward tax losses of $8.3 million and $944,000, respectively, to offset against future taxable income for
16 to 20 years and an indefinite period, respectively. A full valuation allowance was recorded due to the uncertainty of the tax assets' future realization. Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the
Internal Revenue Code of 1986 and similar state tax law provisions. The annual limitation may result in the expiration of net operating losses before utilization.

B.   LIQUIDITY AND CAPITAL RESOURCES

GENERAL

     Our ongoing liquidity requirements arise primarily from our need to service debt and provide working capital. From our inception until our initial public offering in March 1993, we financed our activities mainly through cash flow from operations and bank loans. In March 1993, we received proceeds of $9.8 million from an initial public offering of 1,380,000 ordinary shares. In February 1997, we raised $9.4 million from a follow-on offering of 2,085,000 ordinary shares.
In April 2005, we raised an additional $15.2 million from a follow-on offering of 1,700,000 ordinary shares. The proceeds from these offerings together with cash flow from operations and our credit facilities are our main sources of working capital.

     Our working capital at December 31, 2005 was $35.5 million compared to
$21.6 million at December 31, 2004. Cash and cash equivalents amounted to $10.1 million at December 31, 2005 compared to $12.0 million at December 31, 2004.
Short-term and long-term bank deposits and structured notes amounted to $18.9 million at December 31, 2005 compared to $6.0 million at December 31, 2004. Our cash and cash equivalents, short and long-term bank deposits and a structured note are held mainly in U.S. dollars.

     We expect to fund our short-term liquidity needs, including our obligations under our credit facilities, other contractual agreements and any other working capital requirements, from cash and cash equivalents, operating cash flow and our credit facilities. We believe that our current cash and cash equivalents, including bank deposits, structured note and our expected cash flow from operations in 2006 will be sufficient to meet our planned and potential cash requirements through 2006.

CASH FLOWS

     The following table summarizes our cash flows for the periods presented:

                                                                           YEARS ENDED DECEMBER 31,
                                                                   ---------------------------------------
                                                                     2003           2004            2005
                                                                   -------        --------        --------
                                                                               (in thousands)

Net cash provided by (used in) continuing operations               $ 1,705        $  3,988        $ (3,820)
Net cash provided by (used in) discontinued operations                  19            (310)           (319)
                                                                   -------        --------        --------
Net cash provided by (used in) operating activities                  1,724           3,678          (4,139)
Net cash provided by (used in) investing activities                 (3,606)            512         (15,248)
Net cash provided by  financing  activities                          3,500           3,096          17,269
Effect of exchange rate changes on cash and cash equivalents           252             289             253
                                                                   -------        --------        --------
Increase (decrease) in cash and cash equivalents                     1,870           7,575          (1,865)
Cash and cash equivalents at the beginning of the year               2,519           4,389          11,964
                                                                   -------        --------        --------
Cash and cash equivalents at the end of the year                   $ 4,389        $ 11,964        $ 10,099
                                                                   -------        --------        --------

     Net cash used in operating activities was ($4.1) million for the year ended
December 31, 2005 compared to net cash provided by operating activities of $3.7 million and $1.7 million for the years ended December 31, 2004 and 2003, respectively. The decrease in cash from operations was primarily due to losses incurred in 2005 as a result of expenses related to the project in Eastern
Europe which was cancelled and to the increase in revenues in 2005 attributable to the seam line project. A large portion of the seam line project was recorded in the second half of 2005, and a substantial portion of the billing under this project was collected in the first six months of 2006. Purchases of property and equipment in 2003, 2004 and 2005 were $3.2 million, $4.9 million and $2.7 million, respectively. Capital expenditures in 2003, 2004 and 2005 were principally for equipment for Smart, computers and other machinery and equipment. We estimate that our capital expenditures for 2006 will total approximately $2.7 million, of which 65% will be spent in Israel, 30% in the
U.S. and Canada and 5% in other countries. We expect to finance these expenditures primarily from our cash and cash equivalents, operating cash flow and our credit facilities. However, the actual amount of our capital expenditures for 2006 will depend on a variety of factors, including general economic conditions, changes in the demand for our products and the risks and uncertainties involved in doing business in Israel.

CREDIT LINES AND OTHER DEBT

     We currently have credit lines with Bank Leumi Le-Israel B.M., or BLL,
Union Bank of Israel Ltd., or Union Bank, Mizrahi Tefahot Bank B.M., or MTB, and
Bank Hapoalim B.M. totaling $39.6 million in the aggregate. There are no restrictions as to our use of any of these credit lines. We agreed not to pledge any of our assets without the consent of these banks. In addition, in connection with two of these credit lines, a fixed charge was placed on our physical plant in Israel by each of BLL and Union Bank, each of which ranks pari-passu with the other.

     We have undertaken to maintain the following financial ratios and terms in respect of our credit lines with each of BLL and MTB:

     o    A ratio of at least 40% of shareholders' equity out of the consolidated total assets;

     o    Minimal annual consolidated net income in the amount of $1 million;
          and

     o    The same shareholders maintain the core of control in our company.

     We have also undertaken to maintain the same financial ratios in respect of our long term credit line with Union Bank, which credit line was not used as of
December 31, 2005.

     As of December 31, 2005, we were not in compliance with the requirement under our credit lines with BLL and MTB that we will have a minimum annual consolidated net income of $1 million. BLL has agreed to waive such requirement for 2005 and informed us that it will not require the immediate repayment of our outstanding indebtedness as a result of such non-compliance. While we have not received a formal waiver from MTB to date, we believe that such waiver will be obtained within the next few weeks. As of December 31, 2005, the balance of short-term bank credit due to MTB amounted to approximately $2.4 million.

     If we fail to fulfill our undertakings and covenants as aforesaid, these three banks will be entitled to demand the immediate repayment of any of our outstanding indebtedness to them and may terminate our credit lines with them.
Our loans under these credit lines are generally denominated in dollars.
However, we may occasionally have short-term NIS-denominated loans.

     In addition, our subsidiaries currently have credit lines with Bank Leumi
USA, Royal Bank of Canada and Deutsche Bank totaling $9.3 million in the aggregate.

     Our Canadian subsidiary, Senstar Stellar Corporation, or Senstar, has undertaken to maintain general covenants and the following financial ratios and terms in respect of its outstanding credit lines:

     o    A quick ratio of not less than 1.25;

     o    A ratio of total liabilities to tangible net worth of not greater than
          0.75; and

     o    Tangible net worth of at least $9.0 million.

     o    As of December 31, 2005, Senstar was in compliance with these ratios and terms.

     As of December 31, 2005, we had approximately $12.0 million available under our credit lines. In addition, our subsidiaries had approximately $3.8 million available under their credit lines.

     As of December 31, 2005, our outstanding balance under our credit lines consisted of:

     o    Short-term NIS-denominated loans of approximately $1.7 million, bearing an average interest at a rate of 5%;

     o    Short-term dollar-denominated loans of approximately $15.1 million, bearing an average interest at a rate of 4.1%;

     o    Short-term Polish Zloty-denominated loan of approximately $1.2 million, bearing an average interest at a rate of 5.9%;

     o    Several bank performance and advance payment guarantees totaling approximately $8.6 million, at an annual cost of 0.5%-1.0%; and

     o    Forward contracts of approximately $1.1 million.

     As of December 31, 2005, our subsidiaries had outstanding, in the aggregate, $5.3 million in long-term loans as follows:

     o    $2.5 million, bearing interest at a fixed annual rate of 3.1%. The interest on the outstanding balance under this loan is due monthly.
          This loan is due in one installment in April 2006;

     o    $500,000, bearing interest at an annual rate of 5.6% and
          collateralized by the assets of our US subsidiary, Magal Senstar Inc., or MSI. This loan is due in one installment in April 2006;

     o    $500,000, bearing interest at an annual rate of 5.2% and
          collateralized by MSI's assets. This loan is due in one installment in
          April 2006;

     o    $820,000 to MSI, bearing interest at a fixed rate of 5.5%. The loan is due in 20 quarterly installments of $47,200, commencing February 2006.
          We have guaranteed the full amount of this loan; and

     o    $980,000 to MSI, bearing interest at a fixed rate of 5.5%. The loan is due in one installment in November 2010. We have guaranteed the full amount of this loan.

     In connection with the related loans listed immediately above, Bank Leumi
USA placed a $3.0 million fixed charge on our deposits with that bank.

     The two $500,000 promissory notes issued to Bank Leumi USA both have covenants that require us to maintain $1.0 million in deposits at all times, otherwise the interest rate on the notes become the bank's rate plus 0.3% until the minimum deposit is maintained.

     As of December 31, 2005, Senstar GmbH obtained bank performance guarantees in the amount of $130,000.

     As of December 31, 2005, Senstar issued a letter of credit in the amount of
$96,000 in connection with the purchase of supplies.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES.

GOVERNMENT GRANTS

     We participate in programs sponsored by the Israeli Government for the support of research and development activities. In the years ended December 31,
2003, 2004 and 2005, we obtained $139,000 $228,000 and $8,000, respectively, of royalty-bearing grants from the OCS for certain of our research and development projects. We are obligated to pay royalties to the OCS amounting to 3%-4.5% of revenues derived from sales of the products funded with these grants, up to 100%
of the grants received, linked to the U.S. dollar. All grants received after
January 1, 1999 will also bear interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales no payment is required.

     Royalties paid to the OCS amounted to $80,000, $61,000 and $83,000 in the years ended December 31, 2003, 2004 and 2005, respectively.

     As of December 31, 2005, we had a contingent obligation to pay royalties of approximately $1.8 million to the OCS upon the successful sale of products developed using such research and development programs sponsored by the OCS.

     The Israeli Government, through the Fund for the Encouragement of Marketing
Activities, awarded us grants for overseas marketing expenses. We are obligated to pay royalties to this fund at the rate of 3% of the increase in export sales, up to the amount of the grants we received. To date, we have received $253,000 in grants from the Fund and, during the years ended December 31, 2003, 2004 and
2005, we did not pay any royalties. As of December 31, 2005, we had a remaining contingent obligation to the Fund of $82,000.

INVESTMENT TAX CREDIT

     Senstar is eligible for investment tax credits on its research and development activities and on certain current and capital expenditures. During the years ended December 31, 2003, 2004 and 2005, Senstar recognized $216,000,
$177,000 and $153,000, respectively, of investment tax credits as a reduction of research and development expenses. Senstar has available investment tax credits of approximately $249,000 to reduce future federal Canadian income taxes payable. These credits will expire at various dates from 2014 through 2015. See also Item 4.B. "Information on the Company-Business Overview-Research and
Development; Royalties."

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

E.   OFF-BALANCE SHEET ARRANGEMENTS.

     At December 31, 2005, we have guaranteed the advance payments and the performance of our work to certain of our customers (usually government entities). Such guarantees are required by contract for our performance during the installation and operational period of projects throughout Israel and the rest of the world. The guarantees for installation typically expire soon after certain milestones are met and guarantees for operations typically expire proportionally over the contract period. The maximum potential amount of future payments we could be required to make under our guarantees at December 31, 2005 and March 31, 2006 were $8.7 million and $8.0 million, respectively. We have not recorded any liability for such amounts, as we expect that our performance will be acceptable and to date, no performance bank guarantees have been exercised against us; however, on July 11, 2006 a customer made demand for the payment under a bank performance guarantee in the amount of $1.4 million, for which we have recorded a provision in our financial statements for the year ended
December 31, 2005. On our motion, the District Court in Haifa, Israel has issued a temporary injunction against the payment of such guarantee pending a hearing in August 2006. Although we obtained the temporary injunction, according to our legal counsel, our chances to ultimately prevent the forfeiture of the guarantee remain unclear. In view of the above and due to the uncertainty in preventing the forfeiture of the performance bank guarantee, we included a provision in the amount of $1.4 million in respect of this guarantee in our financial statements.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

     The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2005 and the effect we expect them to have on our liquidity and cash flow in future periods.

      Contractual Obligations                                         Payments due by Period
      -----------------------                                         ----------------------
                                                                 less than 1                                  more than 5
                                                   Total            year          1-2 Years       3-5 Years      years
                                                   -----            ----          ---------       ---------      -----

Long-term debt obligations                      $5,300,000       $3,647,000       $318,000       $1,335,000      $ -
Capital (finance) lease obligations                      -                -              -                -        -
Operating lease obligations                        821,000          404,000        380,000           37,000        -
Purchase obligations                               300,000                -        300,000                -        -
Other long-term liabilities reflected on
   the company's balance sheet under U.S.
   GAAP                                                  -                -              -                -        -
                                                ----------       ----------       --------       ----------      ---
Total                                           $6,421,000       $4,051,000       $998,000       $1,372,000      $ -
                                                ==========       ==========       ========       ==========      ===

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT.

     Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

NAME                  AGE      POSITION
----                  ---      --------

Jacob Even-Ezra       75       Chairman of the Board and Chief Executive Officer
Izhar Dekel           54       President and Director
Chaim Porat           70       Vice President - Far East and Australia Marketing
Yehezkel Farber       65       Vice President - Operations
Zvi Dank              56       Vice President - Research and Development
Raya Asher            38       Vice President - Finance, Chief Financial Officer and Secretary
Asaf Even-Ezra        40       Vice President - Israel and West European Marketing
Dany Pizen            54       Vice President - East European and CIS Marketing
Ofer Katz             57       Vice President - Aviation Security
Raffi Netzer          43       Vice President - Africa and Latin America Marketing
Nathan Kirsh          74       Director
Jacob Nuss            58       Director
Jacob Perry           62       Director
Zeev Livne            61       Director
Shaul Kobrinsky       54       Outside Director
Anat Winner           47       Outside Director

     Messrs. Even-Ezra, Dekel, Kirsh, Nuss, Perry and Livne will serve as directors until our 2006 Annual General Meeting of Shareholders. Mr. Kobrinsky
and Mrs. Winner will serve as outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms until our 2008 annual general meeting of shareholders, following which their service may be renewed for only one additional three-year term.

     Jacob Even-Ezra and Asaf Even-Ezra are father and son. Izhar Dekel is Jacob
Even-Ezra's son-in-law and Asaf Even-Ezra's brother-in-law. Other than these relationships, there are no other family relationships among our directors and senior executives.

     JACOB EVEN-EZRA has served as our chairman of the board and chief executive officer since 1984, and from 1987 until 1990 he also served as our president. He is currently a member of the Executive Council and the Management Committee of
Tel-Aviv University. From 1985 to 1988, Mr. Even-Ezra was also chairman of the
Israel Export Institute. Mr. Even-Ezra holds a B.Sc. in Electrical Engineering from Israel Institute of Technology, or the Technion.

     IZHAR DEKEL has served as our president since 1990 and as a director since
1993. Mr. Dekel served as our finance manager from 1984 to 1990. Mr. Dekel holds an M.B.A. and a B.A. in Economics and International Relations from the Hebrew
University of Jerusalem.

     CHAIM PORAT has served as our vice president - Far East and Australian marketing since 1988. Prior to joining us, Mr. Porat served as the head of the security division of Beta Engineering Ltd. Mr. Porat holds a B.Sc. in Electrical
Engineering from the Technion.

     YEHEZKEL FARBER has been our vice president - operations since 1986.
Previously Mr. Farber served as the manager of the customer systems department of IAI.

     ZVI DANK has served as our vice president - research and development since
1984. Before joining us, Mr. Dank worked as an electronic engineer in the electronics division of IAI. Mr. Dank holds a B.Sc. in Electrical Engineering from the Technion.

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

     ASAF EVEN-EZRA joined us in 1995 and has served as our vice president -
Israel and West European marketing since 1998. Mr. Even-Ezra also heads our video motion detection division. Mr. Even Ezra holds an M.B.A. and a B.A. in
Business from the New York Institute of Technology.

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
Prior to that and since 1984 he served in our software and computer development department as manager of our production line and in operations and special projects.

     RAFI NEZER has served as our vice president - Africa and Latin America marketing since 2004. Before joining us and since 1999, Mr. Nezer acted as director of marketing for Rada Electronic Industries Ltd. Mr. Nezer holds an
M.B.A. in Business Administration from INSEAD and an L.L.B. from the Tel Aviv
University.

     NATHAN KIRSH has served as a director since 1984. Mr. Kirsh is an independent investor. Mr. Kirsh serves as one of the trustees of the Eurona
Foundation, the beneficial owner of 81.5% of the ordinary shares of our company that are held by Mira Mag Inc. Mr. Kirsh holds a B.A. in Commerce from the
University of Witwatersrand, Johannesburg.

     JACOB NUSS has served as a director since 1993. Mr. Nuss currently serves as the vice president - internal auditing of IAI, and served as IAI's deputy vice president - internal auditing from 1999 to 2003. From 1993 to 1999, Mr.
Nuss served as the director of finance of IAI's electronics group. From 1991 to
1993, Mr. Nuss served as assistant to the chairman of the board of IAI. Mr. Nuss has served in various financial management capacities at IAI since 1975. Mr.
Nuss holds an M.B.A. in Business from the Tel Aviv University and a B.A. in
Economics and Business Management from Bar Ilan University. Mr. Nuss holds a certificate in internal auditing.

     JACOB PERRY was appointed to serve as a director in December 2002. From
1995 to December 2002, Mr. Perry was President and CEO of Cellcom Israel Ltd.,
Israel's largest cellular phone operator. Mr. Perry served 29 years with the
Israeli General Security Service, and served as its chief from 1988 until 1995.
Mr. Perry has also served as an adviser to the Israeli Prime Minister on the subject of prisoners of war and missing persons. He was a board member of El-Al
Israel Airlines and a member of the management of many public organizations. Mr.
Perry is also a chairman of the board of directors of various companies, including Mizrahi Tefahot Bank B.M. and Lipman Electronic Engineering Ltd. Mr.
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
Mr. Kobrinsky has served as the President and Chief Executive Officer of Urdan
Industries Ltd., an investment and holding company since 1997. Since 2003 Mr.
Kobrinsky has served as senior managing director of Alagem Capital Group (a
Beverly Hills based investment group). From 1989 to 1997, Mr. Kobrinsky served as chief executive officer of Cargal Ltd., an Israeli company that manufactures corrugates. Previously, and since 1984, Mr. Kobrinsky served as deputy managing director of Clal Industries Ltd., a holding and investment company. Mr.
Kobrinsky serves as an outside director of Scope Metal Trading Ltd. Mr.
Kobrinsky holds a B.A. in Economics from Tel Aviv University.

     ANAT WINNER was appointed to serve as an outside director in July 2004.
Mrs. Winner has been a business advisor since 2003. Mrs. Winner served from
October 2001 to July 2004 as Chief Executive Officer and Chief Financial Officer
of Israel News Ltd. From 1999 to October 2001, Mrs. Winner served as Chief
Financial Officer of DBS Satellite Services (1998) Ltd. (YES), an Israeli
company that is engaged in setting up and operating DBS television systems.
Previously, and since 1995, Mrs. Winner served as chief financial officer of
Eurocom Cellular Communications Ltd., an Israeli company that is engaged in importing and marketing cellular phones. Mrs. Winner also serves as a director of Internet Gold-Golden Lines Ltd. Mrs. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant for 15 years.

B.   COMPENSATION.

     During the fiscal year ended December 31, 2005, we paid aggregate compensation to all of our officers and directors as a group (consisting then of
16 persons) of approximately $1.4 million. In addition, we have provided automobiles to our executive officers at our expense. We have two key-man life insurance policies for Izhar Dekel. We are the beneficiary of one of these policies and certain of Mr. Dekel's family members are the beneficiaries of the other policy. We bear the cost of each of these insurance policies. We also have a key-man life insurance policy for Jacob Even-Ezra, of which we are the beneficiary.

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

     During 2005, we granted options for the purchase of total of 53,500 ordinary shares to certain of our directors and executive officers. During 2004, we granted options to purchase 94,500 ordinary shares to certain of our directors and executive officers. We have no service contracts with any of our directors to provide services as a director that provide for benefits upon termination of employment. However, we do have employment agreements with certain of our directors in connection with their service as employees.

C.   BOARD PRACTICES.

INTRODUCTION

     According to the Israeli Companies Law and our Articles of Association, the
management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our chief executive officer and board of directors. Executive officers are appointed by and serve at the discretion of the board of directors, subject to any applicable agreements.

ELECTION OF DIRECTORS AND OFFICERS

     Our articles of association provide for a board of directors of not less than three and not more than eleven members as may be determined from time to time at our annual general meeting. Our Board of Directors is currently composed of eight directors.

     Our directors, (except the outside directors as detailed below), are elected by our shareholders at our annual general meeting and hold office until the next annual general meeting. All the members of our board of directors,
(except the outside directors as detailed below), may be reelected upon completion of their term of office. Our annual general meetings are held at least once every calendar year, but not more than fifteen months after the last preceding annual general meeting. In the intervals between our annual general meetings, the board of directors may appoint new directors to fill vacancies.
All of our current directors, including the outside directors, were elected by our shareholders at our annual general meeting of shareholders of July 2005.

     Under a recent amendment to the Israeli Companies Law, our board of directors is required to determine the minimum number of directors who must have
"accounting and financial expertise," as such term is defined in regulations promulgated under the Israeli Companies Law. Our Board of Directors has determined that our Board of Directors will include at least one director who has "accounting and financial expertise," within the meaning of the regulations promulgated under the Israeli Companies Law. Our Board of Directors has further determined that Ms. Anat Winner has the requisite "accounting and financial expertise."

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
"Directors, Senior Management and Employees - Board Practices - NASDAQ
Exemptions for Foreign Private Issuers."

DIRECTORS' SERVICE CONTRACTS

     Two of our directors, Jacob Even-Ezra and Izhar Dekel, entered into substantially similar employment agreements with us, effective January 1993.
These agreements contain certain non-competition and confidentiality provisions.
In addition, each agreement establishes a base salary and a package of benefits with an aggregate value of approximately 20% of the base salary, as well as a possible bonus. In December 2005, our board of directors, subject to shareholders approval, extended the appointment of Mr. Even-Ezra as chairman of the board until January 2008 and as chief executive officer for such period until a new chief executive officer is appointed,. Under the Israeli Companies
Law, such dual positions require shareholders, approval which must be renewed every three years. Our shareholders approved this dual position in July 2004. In
December 2000, our board of directors extended the term of Mr. Dekel's employment until such time as it is terminated by us or by Mr. Dekel pursuant to the terms of the agreement. Under the Israeli Companies Law, the terms of employment of Mr. Dekel, who is also a member of our board of directors requires shareholders' approval. Our shareholders approved Mr. Dekel's terms of employment in July 2004. See also Item 6.B. "Directors, Senior Management and
Employees-Compensation" above.

OUTSIDE DIRECTORS

     The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. Outside directors must be Israeli residents who are qualified to be appointed as directors, unless the company's shares have been offered to the public outside of Israel or have been listed on a stock exchange outside of
Israel. No person may be appointed as an outside director if, at the time of the appointment or during the two years that preceded the appointment, the person or the person's relative, partner, employer or an entity of which he is a controlling shareholder had an interest in the company, in a person who was a controlling shareholder of the company at the time of the appointment, or in an entity which was controlled by the company or its controlling shareholder at the time of the appointment or during the two years that preceded the appointment.

     In addition, no person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

     According to a March 2005 amendment to the Israeli Companies Law, effective as of January 2006, at least one of the outside directors must be an "accounting and financial expert" and the other outside directors must be "professional experts," as such terms are defined by regulations promulgated under the Israeli
Companies Law. This requirement does not apply to outside directors appointed prior to the March 2005 amendment, however a company can not renew the appointment of any such outside director for an additional term unless the outside director is (i) an accounting and financial expert or (ii) a professional expert and at the time the appointment is to be renewed, an outside director who is an accounting and financial expert serves on the board of directors.

     The outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1%
or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term.
Outside directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

     Any committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director and the audit committee must include all the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

INDEPENDENT DIRECTORS

     In general, under NASDAQ Stock Market Rules a majority of our Board of
Directors must qualify as independent directors within the meaning of the NASDAQ
Marketplace Rules and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective "independence" requirements of NASDAQ and the Securities and Exchange
Commission. However, on June 27, 2006, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, as defined under NASDAQ Marketplace Rules. Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors. (See below in this Item 6C. "Directors, Senior Management and
Employees - Board Practices - NASDAQ Marketplace Rules and Home Country
Practices.") In addition, in accordance with rules of the Securities and
Exchange Commission, we have the mandated three independent directors, as defined by the Securities and Exchange Commission and NASDAQ rules, on our audit committee.

     Our Board of Directors has determined that Ms. Winner and Mr. Kobrinsky qualify both as independent directors under the Securities and Exchange
Commission and NASDAQ requirements and as outside directors under the Israeli
Companies Law requirements. Our Board of Directors has further determined that
Messrs. Nuss and Livne qualify as independent directors under the Securities and
Exchange Commission and NASDAQ requirements.

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

     The responsibilities of the audit committee also include approving related-party transactions as required by law. Under Israeli law an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

     Our audit committee consists of three board members who satisfy the respective "independence" requirements of the Securities and Exchange
Commission, NASDAQ and Israeli Law for audit committee members. Our audit committee is currently composed of Mrs. Anat Winner and Messrs. Shaul Kobrinsky and Jacob Nuss. Our Board of Directors has determined that Ms. Anat Winner qualifies as a financial expert. The audit committee meets at least once each quarter. Our audit committee charter is available on our website at
www.magal-ssl.com.

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

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND LIMITATIONS OF LIABILITY

     EXCULPATION OF OFFICE HOLDERS. Israeli law allows a company, if permitted by its articles of association, to exculpate an office holder in advance, in whole or in part, from liability for damages sustained by a breach of duty of care to the company, except with respect to a breach of his or her duty of care in the event of distributions.

     OFFICE HOLDERS' INSURANCE. Israeli law provides that a company may, if permitted by its articles of association, enter into a contract to insure its office holders for liabilities incurred by the office holder with a respect to an act performed in his or her capacity as an office holder, as a result of: (i)
the breach of his or her duty of care to the company or another person; (ii) a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that the act would not prejudice the company's interests; and (iii) a financial liability imposed upon the office in favor of another person.

     INDEMNIFICATION OF OFFICE HOLDERS. Under Israeli law a company may, if permitted by its articles of association, indemnify an office holder for acts performed by the office holder in such capacity for (a) monetary liability imposed upon the office holder in favor of another person pursuant to a court judgment, including a settlement or an arbitration award approved by a court;
(b) reasonable litigation expenses, including attorney's fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a financial liability was imposed on him or her in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and (c) reasonable litigation expenses, including attorneys'
fees, actually incurred by the office holder or imposed upon the office holder by a court: (i) in an action, suit or proceeding brought against the office holder by or on behalf of the company or another person, (ii) in connection with a criminal action in which the office holder was acquitted, or (iii) in connection with a criminal action in which the office holder was convicted of a crime that does not require proof of criminal intent.

     Israeli law provides that a company's articles of association may permit the company to (a) indemnify an office holder retroactively, following a determination to this effect made by the company after the occurrence of the event in respect of which the office holder will be indemnified; and (b)
undertake in advance to indemnify an office holder, except that with respect to a financial liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of occurrences, which, in the opinion of the company's board of directors, are, at the time of the undertaking, foreseeable due to the company's activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances.

     LIMITATIONS ON EXCULPATION, INSURANCE AND INDEMNIFICATION. These provisions are specifically limited in their scope by Israeli law, which provides that a company may not indemnify an office holder, nor exculpate an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability, incurred as a result of certain improper actions.

     The term "office holder" of a company includes a director, general manager or chief executive officer, a vice president or any officer who reports directly to the general manager or chief executive officer of a company and any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title.

     Pursuant to the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our audit committee and our board of directors and, if the office holder is a director, also by our shareholders.

     Our shareholders approved our entering into an agreement to indemnify our office holders up to $5 million, in advance. We currently maintain a directors and officers liability insurance policy with a per claim and aggregate coverage limit of $5 million.

     Our Articles of Association allow us to insure, indemnify and exempt our office holders, subject to the provisions of the Israeli Companies Law. We maintain a directors' and officers' liability insurance policy with a per claim and aggregate coverage limit of $5 million, including legal costs incurred in
Israel. In addition, our Audit Committee, Board of Directors and shareholders resolved to indemnify our office holders, pursuant to a standard indemnification agreement that provides for indemnification of an office holder in an amount up to $5 million.

NASDAQ EXEMPTIONS AND HOME COUNTRY PRACTICES

     Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350, without the need to seek individual exemptions from NASDAQ. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of
Rule 4350, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.

     On July 7, 2005 and June 26, 2006, we provided NASDAQ with notices of non-compliance with Rule 4350. We informed NASDAQ that we do not comply with the following requirements of Rule 4350, and instead follow Israeli law and practice in respect of such requirements:

     o    the requirement regarding the process of nominating directors.
          Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders. See above in this Item 6.C. "Directors, Senior
          Management and Employees - Board Practices - Election of Directors."

     o    the requirement regarding the compensation of our chief executive officer and all other executive officers. Instead, we follow Israeli law and practice in accordance with which our board of directors must approve all compensation arrangements for our chief executive officer and all compensation arrangements for officers are subject to the chief executive officer's approval. See above in this Item 6.C.
          "Directors, Senior Management and Employees - Compensation."

     o    the requirement that our independent directors have regularly scheduled meetings at which only independent directors are present.
          Under Israeli law independent directors are not required to hold executive sessions.

     o    the requirement that we distribute to shareholders, and file with
          NASDAQ, copies of an annual report containing audited financial statements of our company and its subsidiaries within a reasonable period of time prior to our annual meeting of shareholders. Under
          Israeli law, as a company that is publicly traded both in Israel and outside of Israel, we are not required to distribute such annual reports to our shareholders. Our annual report on Form 20-F and audited financial statements are available on our website
          (www.magal-ssl.com, and we will send it to shareholders upon written request.

     o    the requirement to maintain a majority of independent directors, as defined under the NASDAQ Marketplace Rules. Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our
          Board of Directors. In addition, we have the mandated three independent directors that meet the independent standards contained in the rules of the Securities and Exchange Commission and NASDAQ on our
          audit committee. See above in this Item 6C. "Directors, Senior
          Management and Employees - Board Practices - Independent and Outside
          Directors."

D.   EMPLOYEES.

     As of December 31, 2005, we employed 309 full time employees, of whom 34 were employed in general management and administration, 47 in marketing, 20 in production management, 155 in production, installation and maintenance, and 53 in engineering and research and development. Of our 309 full time employees, 129 were employed in Israel, 56 were employed in the U.S., 89 were employed in
Canada and 35 were employed in various other countries.

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

E.   SHARE OWNERSHIP.

     The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of July 11,
2006.

                                Number of Ordinary Shares  Percentage of Outstanding
          Name                           Owned(1)             Ordinary Shares(2)
------------------------                 ---------                  ------
Jacob Even-Ezra(3)(6)(7)                   348,969                   3.33%
Izhar Dekel(4)(7)                          154,427                   1.47%
Raffi Netzer                                     -                      -
Chaim Porat                                      -                      -
Yehezkel Farber                                  -                      -
Zvi Dank                                         -                      -
Raya Asher                                       -                      -
Asaf Even-Ezra(6)                          121,426                   1.16%
Dany Pizen                                       -                      -
Ofer Katz                                        -                      -
Nathan Kirsh(5)                          1,832,227                  17.63%
Jacob Nuss                                       -                      -
Zeev Livne                                       -                      -
Jacob Perry                                      -                      -
Shaul Kobrinsky                                  -                      -
Anat Winner                                      -                      -
All directors and executive
officers as a group (16 persons)         2,608,775                  24.77%

----------

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

(2)  The percentages shown are based on 10,390,248ordinary shares issued and outstanding as of July 11, 2006.

(3)  Includes 76,915 ordinary shares held by a trustee.

(4)  Include Mr. Dekel's beneficial ownership of 42,000 ordinary shares and
     112,427 shares held by Mr. Dekel's wife, Ornit Dekel.

(5)  Includes Mr. Kirsh's beneficial ownership of 1,485,852 ordinary shares held by Mira Mag Inc. Mr. Kirsh is a trustee of the Eurona Foundation.

(6)  Jacob Even-Ezra and Asaf Even-Ezra are father and son.

(7)  Izhar Dekel is Jacob Even-Ezra's son- in-law and Asaf Even Ezra's
     brother-in- law.

     As of July 11, 2006, the 16 directors and executive officers listed above, as a group, held options to purchase 142,800 of our ordinary shares at a weighted average exercise price of $7.96 per share. Out of such options 94,500 options expire in January 2009 and 48,300 options expire in December 2010.

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

     As of December 31, 2005, options to purchase 343,000 shares were outstanding and additional options to purchase 299,676 shares were available for grant.

     Grants of stock options under the 2003 Plan are accounted for by us over the exercise periods thereof as a compensation expense with a corresponding credit to our contributed capital. Ordinary shares subject to options under the
2003 Plan are to be valued for this purpose at their market value at the time the options are granted.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of July 11, 2006, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on the information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission. The voting rights of the shareholders listed below are not different from the voting rights of our other shareholders.

                                         Number of
                                       Ordinary Shares    Percentage of
                                        Beneficially       Outstanding
 Name                                     Owned(1)      Ordinary Shares(2)
--------------------------------         ---------            ------
Nathan Kirsh (3)                         1,832,227            17.63%
Mira Mag Inc.(4)                         1,485,852            14.30%
Clough Capital Partners L.P. (5)           663,069             6.38%
Diker Management LLC (6)                   612,077             5.89%

----------

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

(2)  The percentages shown are based on 10,390,248 ordinary shares issued and outstanding as of July 11, 2006.

(3)  Includes Mr. Kirsh's beneficial ownership of 1,485,852 ordinary shares held by Mira Mag Inc. (see footnote (4) below).

(4)  Mira Mag Inc. is the holder of 1,485,852 ordinary shares. The beneficial owner of such shares is The Eurona Foundation. The Eurona Foundation is an entity controlled by Nathan Kirsh, the trustees of which are Prinz Michael von Liechtenstein, Altenbach 8, P.O. Box 339, FL-9490 Vaduz, Liechtenstein,
     and Nathan Kirsh, Spintex Village, Ezulwini, Swaziland.

(5)  Based on information provided by Clough Capital Partners L.P. in a filing with the Securities and Exchange Commission, dated December 31, 2005.

(6)  Based on information provided by Diker Management LLC in a filing with the
     Securities and Exchange Commission, dated November 18, 2005.

SIGNIFICANT CHANGES IN THE OWNERSHIP OF MAJOR SHAREHOLDERS

     In March and April 2004, Mira Mag Inc. sold an aggregate of 2,429,836, or
29.6%, of our ordinary shares in a series of open market transactions. In March and April 2004, Mr. Even-Ezra sold an aggregate of 210,666, or 2.6%, of our ordinary shares in a series of open market transactions.

     On April 19, 2005, Mr. Kirsh, a trustee of the Eurona Foundation, Mira Mag
Inc.'s controlling shareholder, and Mr. Jacob Even-Ezra participated in the offering of our ordinary shares and purchased 346,375 and 78,625 ordinary shares, respectively, at a purchase price of $9.92 per ordinary share, the closing price of our ordinary shares at the date of the offering.

MAJOR SHAREHOLDERS VOTING RIGHTS

     Our major shareholders do not have different voting rights.

RECORD HOLDERS

     Based on a review of the information provided to us by our transfer agent, as of July 11, 2006, there were 61 holders of record of our ordinary shares, of which 49 record holders holding approximately 0.2% of our ordinary shares had registered addresses in the United States and 10 record holders holding approximately 16.4% of our ordinary shares had registered addresses in Israel.
These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Company (the central depositary for the U.S. brokerage community), which held approximately 76.0% of our outstanding ordinary shares as of said date.

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

SALES TO A PRINCIPAL SHAREHOLDER

     Our U.S. subsidiary, Smart, provides video monitoring services to companies controlled by Mr. Kirsh. The terms of the contracts under which we make sales to these companies were negotiated on an arms'-length basis and the terms of such contracts are no more favorable to these companies than those it could have obtained from an unaffiliated third party. Our sales to these companies during the years ended December 31, 2003, 2004 and 2005 were $108,000, $386,000 and
$671,000 respectively.

EMPLOYMENT CONTRACTS

     Jacob Even-Ezra and Izhar Dekel entered into substantially similar employment agreements with us, effective January 1993. These agreements contain certain non-competition and confidentiality provisions. In addition, each agreement establishes a base salary and a package of benefits with an aggregate value of approximately 20% of the base salary, as well as a possible bonus. In
December 2005, our board of directors, subject to the approval of our shareholders, extended the appointment of Mr. Even-Ezra as chairman of the board until January 2008 and as chief financial officer for such period until a new
CEO is appointed. Under the Israeli Companies Law, such dual positions require shareholders' approval which must be renewed every three years. Our shareholders approved this dual position in July 2004. In December 2000, our board of directors extended the term of Mr. Dekel's employment until such time as it is terminated by us or by Mr. Dekel pursuant to the terms of the agreement. Under the Israeli Companies Law, the terms of employment of Mr. Dekel, who is also a member of our board of directors requires shareholders' approval. Our shareholders approved Mr. Dekel's terms in July 2004. See also Item 6.B.
"Directors, Senior Management and Employees-Compensation" above.

C.   INTERESTS OF EXPERTS AND COUNSEL.

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

     The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

     In 2005, the total amount of our revenues from our facilities located outside of Israel to customers outside of Israel was approximately $34 million, or 55.7% of our total revenues. The total amount of our export revenues from our
Israeli facilities to countries outside of Israel was approximately $7.8 million, or 12.8% of our total revenues.

LEGAL PROCEEDINGS

     In April 2003, Rav-Tec Ltd. filed a civil action against us, the MOD and
Mr. Giora Cohen in the District Court of Tel-Aviv. The plaintiff alleges that its failure in the field trials of the perimeter systems executed by the MOD during 1996-1997 resulted from intentional damage to its perimeter system and diversion of the results of certain intrusion tests made by Cohen who was then a soldier in the IDF. The plaintiff alleges that we were the employer of Cohen during 1995 and we still employed him as our agent during the field trials. The plaintiff requests the courts to annul the field trial and award it approximately $714,000 in damages. We have denied all of the above allegations and claimed that the plaintiff's perimeter system failure was not the result of
Cohen's actions. According to our legal counsel, we have good defenses against the aforementioned claims. The action has been forwarded to mediation.

     In May 2005 we entered into an agreement to supply comprehensive security solutions for a sensitive site in Eastern Europe. As part of the agreement, we received an advance payment, secured by a bank advanced payment guarantee that was to be reduced proportionally as execution of the project progressed. In addition we issued the customer a performance bank guarantee. We commenced the project and delivered some of the equipment and other deliverables to the customer in 2005. In April 2006, the customer informed us that it was canceling the agreement due to errors in the design documents submitted by us. In addition, the customer did not make payments required under the agreement. Based on its cancellation of the agreement, the customer collected $3.2 million under bank advance payment guarantee, on June 20, 2006.

     We believe that there is no factual or legal ground for the cancellation of the agreement or the demand for payment under the bank performance guarantee.
Accordingly, we believe that the agreement is still valid. On April 28, 2006, we commenced arbitration proceedings against the customer. In these proceedings we asked the arbitrators to find that the agreement is valid and to enforce the payments due to us pursuant to the agreement. The customer has not yet filed its response. Based on the opinion of our legal counsel, we believe that there is a good likelihood that the arbitration will result in a favorable determination.
We intend to vigorously pursue our claim.

     On July 11, 2006, the customer made a demand for additional payment under a bank performance guarantee for $1.4 million. Upon our motion, the District Court in Haifa, Israel issued a temporary injunction against the payment of such guarantee pending a hearing in August 2006. Although we obtained the temporary injunction, according to our legal counsel, our chances to ultimately prevent the forfeiture of the guarantee remain unclear.

     In addition, we are subject to legal proceedings arising in the normal course of business. Based on the advice of our legal counsel, management believes that these proceedings will not have a material adverse effect on our financial position or results of operations.

DIVIDEND POLICY

     In each of 1999 and 2000, we paid a cash dividend to our shareholders of
$0.10 per ordinary share, representing approximately 32.0% of our net income before writing off the investment in our affiliate in each of 1998 and 1999. In
2001, we paid a cash dividend to our shareholders of $0.13 per ordinary share, representing approximately 33.0% of our net income in 2000. In each of August
2002 and 2003, we paid a 3.0% stock dividend as a final dividend for the years ended December 31, 2001 and 2002, respectively.

     On January 27, 2004 we paid a cash dividend to our shareholders of $0.05 per ordinary share, representing approximately 17.0% of our net income in 2003.
In August 2004, we paid a 5.0% stock dividend to our shareholders as a final dividend for 2003.

B.   SIGNIFICANT CHANGES.

     Except as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2005.

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

                                     NASDAQ NATIONAL MARKET                   TEL AVIV STOCK EXCHANGE
                                    -------------------------                --------------------------
                                     HIGH                LOW                 HIGH                  LOW
                                    -----                ----                -----                -----
 2001                               15.20                2.87         NIS    64.00          NIS   20.50
 2002                               13.49                4.57                59.60                22.24
 2003                                9.97                4.74                42.68                22.69
 2004                               40.35                6.75               156.68                32.25
 2005                               12.22                7.87                53.45                35.74

QUARTERLY STOCK INFORMATION

     The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the range of high ask and low bid prices of our ordinary shares on the NASDAQ National Market and the Tel Aviv Stock Exchange:

                                     NASDAQ NATIONAL MARKET                   TEL AVIV STOCK EXCHANGE
                                    -------------------------                --------------------------
                                     HIGH                LOW                 HIGH                  LOW
                                    -----                ----                -----                -----
2004
First Quarter                      $23.22               $6.75             NIS 88.10            NIS 32.25
Second Quarter                      40.35               12.35                156.68                56.77
Third Quarter                       19.45               12.60                 84.77                57.12
Fourth Quarter                      17.05               10.60                 74.70                47.20

2005
First Quarter                      $12.22               $9.50             NIS 53.45            NIS 42.27
Second Quarter                      11.37                7.89                 49.35                36.19
Third Quarter                       11.21                7.87                 50.13                35.74
Fourth Quarter                      10.96                8.40                 49.56                39.24

2006
First Quarter                      $14.2                $8.75             NIS 64.25            NIS 40.61
Second Quarter                     $13.36               $9.01                 61.15                40.57

MONTHLY STOCK INFORMATION

     The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ
National Market and the Tel Aviv Stock Exchange:

                                      NASDAQ NATIONAL MARKET                  TEL AVIV STOCK EXCHANGE
                                    -------------------------                --------------------------
                                     HIGH                LOW                 HIGH                  LOW
                                    -----                ----                -----                -----
2006
January                            $11.80              $ 8.75            NIS 53.18           NIS 40.61
February                            12.68               10.40                56.06               48.61
March                               14.20               12.05                64.25               58.95
April                               13.36               10.70                61.15               49.64
May                                 11.49                9.31                49.91               42.95
June                                10.70                9.01                47.34               40.57

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

     E.   TAXATION.

     The following is a discussion of Israeli and United States tax consequences material to us and to our shareholders. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

     HOLDERS OF OUR ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO
THE UNITED STATES, ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP
AND DISPOSITION OF ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY
FOREIGN, STATE OR LOCAL TAXES.

ISRAELI TAX CONSIDERATIONS

     The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli tax consequences to purchasers of our ordinary shares and Israeli government programs benefiting us.
This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under
Israeli law.

GENERAL CORPORATE TAX STRUCTURE

     Israeli companies are subject to income tax on their worldwide income.
Pursuant to tax reform legislation that came into effect in 2003, the corporate tax rate is to undergo staged reductions to 25% by the year 2010. In order to implement these reductions, the corporate tax rate is scheduled to decline to
31% in 2006, 29% in 2007, 27% in 2008, and 26% in 2009.

     However, the effective tax rate payable by a company that derives income from an approved enterprise, discussed further below, may be considerably less.
See "-Tax Benefits under the Law for the Encouragement of Capital Investments,
1959."

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

     TAX BENEFITS

     Taxable income of a company derived from an approved enterprise is generally subject to company tax at the maximum rate of 25%, rather than 31%, for the benefit period. This period is ordinarily seven years, or ten years if the company qualifies as a foreign investors' company as described below, commencing with the year in which the approved enterprise first generates taxable income. However, this period is limited to the earlier of twelve years from commencement of production or fourteen years from the date of approval.

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

     A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax on the amount distributed at the rates mentioned above. The tax rate will be the rate that would have been applicable had the company not elected the alternative package of benefits. This rate is generally 10%-25%, depending on the percentage of the company's shares held by foreign shareholders. The dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises, which is 15% if the dividend is distributed during the tax benefit period and within 12 years after the period. The company must withhold this tax at the source.

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

LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

     Under the Law for the Encouragement of Industry (Taxes), 1969, or the
Industry Encouragement Law, "Industrial Companies" are entitled to certain corporate tax benefits, including, among others:

     o    Deduction, under certain conditions, of purchases of know-how and patents over an eight-year period for tax purposes;

     o    right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies; and

     o    accelerated depreciation rates on equipment and buildings; and

     o    Deductions over a three-year period of expenses in connection with the issuance and listing of shares on the Tel Aviv Stock Exchange, or TASE or, on or after January 1, 2003, on a recognized stock market outside of Israel.

     Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Under the
Industry Encouragement Law, an "Industrial Company" is a company resident in
Israel, at least 90% of the income of which, in any tax year, determined in
Israeli currency, exclusive of income from government loans, capital gains, interest and dividends, is derived from an "Industrial Enterprise" owned by it.
An "Industrial Enterprise" is an enterprise owned by an Industrial Company, whose major activity in a given tax year is industrial production activity.

     We believe that we currently qualify as an industrial company as defined by the Industry Encouragement Law. We cannot assure you that we will continue to qualify as an industrial company or that the benefits described above will be available to us in the future.

LAW FOR THE ENCOURAGEMENT OF INDUSTRIAL RESEARCH AND DEVELOPMENT, 1984

     Under the Law for the Encouragement of Industrial Research and Development,
1984, or the Research Law, research and development programs that meet specified criteria and are approved by a governmental committee of the OCS are eligible for grants of up to 50% of certain of the project's expenditures, as determined by the research committee.

     In exchange, the recipient of such grants is required to pay the OCS royalties from the revenues derived from products incorporating technology developed within the framework of the approved research and development program or derived from such program (including ancillary services in connection with such program), usually up to100% of the U.S. dollar-linked value of the total grants received in respect of such program, plus LIBOR interest.

     The terms of the Israeli government participation also require that products developed with government grants be manufactured in Israel. However, under the regulations of the Research Law, upon the approval of the OCS, some of the manufacturing volume may be performed outside Israel, provided that the grant recipient pays royalties at an increased rate. The Research Law also allows for the approval of grants in cases in which the applicant declares that part or all of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that this is essential for the execution of the program. The Research Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the prior approval of the research committee. The Research Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel. No approval is required for the sale or export of any products resulting from such research and development.

     However, In June 2005, an amendment to the Research Law became effective, which amendment was intended to make the Research Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of
OCS-funded know-how outside of Israel. The amendment permits the OCS, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of demanding the recipient to pay increased royalties as described above. The amendment further permits, under certain circumstances and subject to the OCS's prior approval, the transfer outside Israel of know-how that has been funded by OCS, generally in the following cases: (a) the grant recipient pays to the OCS a portion of the consideration paid for such funded know-how (according to certain formulas), (b) the grant recipient receives know-how from a third party in exchange for its funded know-how, or (c) such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities.

     The Research Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the
OCS of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the OCS to comply with the Research Law. In addition, the rules of the OCS may require prior approval of the OCS or additional information or representations in respect of certain of such events. For this purpose,
"control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. "Means of control" refers to voting rights or the right to appoint directors or the chief executive officer. An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns
25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the OCS that it has become an interested party and to sign an undertaking to comply with the Research Law.

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

     o    There is a special tax adjustment for the preservation of equity whereby some corporate assets are classified broadly into fixed assets and non-fixed assets.

     o    Where a company's equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company's equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

     o    Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli CPI.

STAMP TAX

     Under the Stamp Tax on Documents Law, certain documents are subject to stamp tax. Promulgated regulations provide for a gradual phase-out of the stamp tax by 2008. A new regulation abolished the Stamp Tax for documents signed after
January 1, 2006. We may be liable to pay stamp tax with respect to documents that were signed in the period beginning June 1, 2003 and ending on December 31,
2005. Based on the advice of our counsel, our management believes that the potential costs arising from this matter are not material.

CAPITAL GAINS TAX ON SALES OF OUR ORDINARY SHARES

     As of January 1, 2003, when the recent Israeli tax reform came into effect, individuals and companies on which the provisions of the income tax law
(Inflationary Adjustments), 1985 are not imposed, are subject to a 15% tax rate on the real capital gains derived on or after January 1, 2003 from the sale of shares in Israeli companies publicly traded on a recognized stock exchange outside of Israel. This will be the case so long as our securities remain listed on NASDAQ or traded on a stock exchange in Israel or another country.

     Under a recent amendment to the income tax ordinance, effective as of
January 1, 2003 and with respect to sales of shares on or after January 1 2006, individuals are subject to a 20% tax rate on the real capital gains derived on or after January 1, 2003 from the sale of shares. Substantial individual shareholders (who are defined as shareholders of 10% or more of the shares of the company on the date of the sale of the shares or any date during the 12 months before the sale of the shares) are subject to a 25% tax rate on the real capital gains derived on or after January 1, 2003 from the sale of shares.
Companies on which the provisions of the income tax law (Inflationary
Adjustments), 1985 were not imposed before January 1, 2006 are subject to 25%
tax rate on real capital gains derived on or after January 1, 2003 from the sale of the shares. Notwithstanding the above, companies on which the provisions of the income tax law (Inflationary Adjustments), 1985 were imposed before January
1, 2006 are subject to regular corporate tax rate on real capital gains derived on the sale of the shares.

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

     Under income tax regulations non-Israeli residents, who sell shares of an
Israeli company publicly traded on a recognized stock exchange outside of
Israel, will be exempt from tax subject to the satisfaction of all following conditions:

     o    The capital gain is not attributable to a permanent establishment in
          Israel.

     o    The shares were purchased after the first initial public offering on the recognized stock exchange outside of Israel.

     Pursuant to the Convention between the governments of the United States of
America and Israel with respect to taxes on income, as amended, or the
"U.S.-Israel Tax Treaty", the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax
Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. In this case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the
U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The Treaty does not relate to U.S. state or local taxes.

TAXATION OF NON-RESIDENT HOLDERS OF SHARES

     Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends after January 1, 2006 other than bonus shares or stock dividends, income tax at the rate of 20% will be withheld on dividends distributed to Israeli individual shareholders or to non-residents.

     The foregoing tax rates are withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence
(for instance, under the provisions of the Treaty between Israel and the United
States a 12.5% tax rate is imposed on dividends not generated by an approved enterprise if the non-resident is a U.S. corporation that holds 10% of a company's voting power, and 15% on dividends generated by an approved enterprise). In addition under the Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident within the meaning of the
Treaty will be 25%.

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
          With respect to assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1,
          2003, on a linear basis;

     o    Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

     o    Introduction of controlled foreign corporation, or CFC, rules into the
          Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly of indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of the rights are held directly or indirectly by
          Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

     o    Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003 from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of
          Israeli capital gains taxes on the sale of ordinary shares, see
          "Capital Gains Tax on Sales of Our Ordinary Shares" above; and

     o    Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

     The material consequences of the amendment applicable to our company include, among other things, imposing a tax upon all income of Israeli residents, individuals and corporations, regardless of the territorial source of the income and certain modifications in the qualified taxation tracks of employee stock options. In addition, a foreign tax credit was introduced, allowing us to credit the income tax paid by our subsidiaries abroad against our tax liabilities on dividends paid to us by such subsidiaries.

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
Holders, broker-dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax-exempt organizations, regulated investment companies, taxpayers whose functional currency is not the
U.S. dollar, persons who hold the ordinary shares through partnerships or other pass-through entities, persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, investors that actually or constructively own 10 percent or more of our voting shares, and investors holding ordinary shares as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

     If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of common shares.

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

     Subject to certain limitations, "qualified dividend income" received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15 percent.
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

DISPOSITION OF ORDINARY SHARES

     If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amounts realized on the sale or other disposition and your adjusted tax basis in the ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against
U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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
However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss on a disposition of ordinary shares is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years). Gain or loss from the disposition of ordinary shares (as to which a mark-to-market election was made) in a year in which we are no longer a PFIC, will be capital gain or loss.

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

F.   DIVIDENDS AND PAYING AGENTS.

     Not applicable.

G.   STATEMENTS BY EXPERTS.

     Not applicable.

H.   DOCUMENTS ON DISPLAY.

     We are subject to the informational requirements of the Securities Exchange
Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the
Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and
Exchange Commission's public reference room at 100 F Street, N.E., Room 1580,
Washington, D.C. 20549, and on the Securities and Exchange Commission Internet
site (http://www.sec.gov) and on our website www.magal-ssl.com. Copies of such material may be obtained by mail from the Public Reference Branch of the
Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room.

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

     Our financial expenses are sensitive primarily to LIBOR, since the majority of our short-term loans bear a LIBOR-based interest rate.

     The table below presents principal amounts and related weighted average interest rates by date of maturity for our loans:

                                              INTEREST RATE SENSITIVITY
                                       PRINCIPAL AMOUNT BY EXPECTED MATURITY
                                           WEIGHTED AVERAGE INTEREST RATE
                                            (U.S. DOLLARS IN THOUSANDS)
                                                                                                          FAIR
                                                                                                         VALUE AT
                                                                                                         DECEMBER
                                          2006             2007        2008     2009-2010    TOTAL       31, 2005
                                       ----------          ----        ----       -----    ----------    -------
LIABILITIES:
Short Term Loans                       $   18,068             -           -           -    $   18,068    $18,068
Weighted Average Interest Rate               4.62%            -           -           -          4.62%         -
Long Term Loans                        $    3,647           155         163       1,335    $    5,300    $ 5,259
Weighted Average Interest Rate               3.83%         5.45%       5.45%       5.45%         4.33%         -

FOREIGN CURRENCY EXCHANGE RISK

     We sell most of our products in North America, Europe and Israel. The majority of our revenues and expenditures are denominated in dollars. A portion of our revenues in Israel are made in NIS, and we expect to make NIS denominated revenues in 2006 as well. Our foreign currency exposure with respect to our revenues is mitigated, and we expect it will continue to be mitigated, through salaries, materials and support operations, in which part of these costs are denominated in NIS. Since the beginning of 2006, the NIS has appreciated by approximately 3.6% against the dollar. We are also subject to exchange rate fluctuations related to our activities in Canada.

     Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. In 2001,2002 and 2005, the rate of devaluation of the NIS against the dollar was 9.3% and 7.3% and 6.8%, respectively, while in
2003 and 2004 the NIS was revaluated in relation to the dollar by 7.6% and 1.6%, respectively. A portion of our expenses, primarily labor expenses, is incurred in NIS and a part of our revenues are quoted in NIS. Additionally, certain assets especially trade receivables, as well as part of our liabilities are denominated in NIS. Our results may be adversely affected by devaluation of the
NIS in relation to the dollar (or if such devaluation is on lagging basis), if our revenues in NIS are higher than our expenses in NIS and/or the amount of our assets in NIS are higher than our liabilities in NIS. On the contrary, our results may be adversely affected by the revaluation of the NIS in relation to the dollar (or if such revaluation is on a lagging basis), if the amount of our expenses in NIS are higher than the amount of our revenues in NIS and/or the amount of our liabilities in NIS are higher than our assets in NIS.

     We are also subject to exchange rate fluctuations related to our activities in Canada.

     During the years ended December 31, 2003, 2004 and 2005, foreign currency fluctuations had an adverse impact on our results of operations, and our foreign exchange (losses), net were ($569,000), ($120,000) and ($145,000), respectively.
We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

     To protect against the change in the forecasted foreign currency cash flows of certain sale arrangements resulting from changes in the exchange rate during
2003, 2004 and 2005, we entered into forward contracts in order to hedge portions of our forecasted revenue and unbilled accounts receivable denominated in Euros and Polish Zlotys. We have designated the forward instruments as cash flow hedges for accounting purposes.

     For derivative instruments designated as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings.

     During 2005, we recognized no hedge ineffectiveness for the Euro contract cash flows hedge as we concluded that the changes in the cash flows attributable to the changes in the exchange rates were completely offset by the forward contract.

     We determined that sales arrangement in Polish Zlotys and the related forecasted revenues and unbilled accounts receivable would not occur by the end of the specified time period. Accordingly, the forward loss was recorded in financial expenses in 2005.

     As of December 31, 2005, we expect to reclassify $6,000 of net income on derivative instruments from other comprehensive income to earnings during the
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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has determined that Mrs. Anat Winner, an independent director, meets the definition of an audit committee financial expert, as defined in Item 401(h) of Regulation S-K. For a brief listing of Mrs. Winner's relevant experience, see Item 6.A. "Directors, Senior Management and Employees
-- Directors and Senior Management."

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

FEES PAID TO INDEPENDENT PUBLIC ACCOUNTANTS

     The following table sets forth, for each of the years indicated, the fees paid to our independent public accountants and the percentage of each of the fees out of the total amount paid to the accountants.

     The following table sets forth, for each of the years indicated, the fees paid to our principal independent registered public accounting firm, Kost Forer
Gabbay & Kasierer. All of such fees were pre-approved by our Audit Committee.

                                                Year Ended December 31,
                                               -------------------------
                                                 2004             2005
                                               --------         --------
               Services Rendered                 Fees             Fees
        --------------------------------       --------         --------
        Audit (1)                              $275,311         $266,936
        Audit-related (2)                        17,404           10,000
        Tax (3)                                  18,183           45,100
        Other (4)                                19,380          184,124
                                               --------         --------
        Total                                  $330,278         $506,160

----------

     1.   Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements.

     2.   Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant, including:
          attest services that are not required by statute or regulation;
          accounting consultation and audits in connection with mergers, acquisitions and divestitures; employee benefit plans audits; and
          consultation concerning financial accounting and reporting standards.

     3.   Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

     4.   Other fees in 2005 include mainly fees related to our public offering.

PRE-APPROVAL POLICIES AND PROCEDURES

     Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accounting firm, Kost Forer Gabbay & Kasierer and their affiliates. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the
Sarbanes-Oxley Act or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

     Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ISSUER PURCHASE OF EQUITY SECURITIES

     Neither we nor any affiliated purchaser has purchased any of our securities during 2005.

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

 EXHIBIT
    NO.        DESCRIPTION
----------     -----------------------------------------------------------------

  1.1*         Memorandum of Association of the Registrant

  1.2**        Articles of Association of the Registrant

  2.1***       Specimen Share Certificate for Ordinary Share

  2.2****      The Registrant's Stock Option Plan (1993), as amended

 EXHIBIT
    NO.        DESCRIPTION
----------     -----------------------------------------------------------------

  2.3*****     Registration Rights Agreement, dated as of November 18, 1996, by and among the Registrant, Mira Mag Inc., Israel Aircraft
               Industries Ltd. and Jacob Even-Ezra

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

  15.3         Consent of Salles, Sainz - Grant Thornton, S. C.

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

                MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2005

                                 IN U.S. DOLLARS

                                      INDEX

                                                                   PAGE

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM            F-2

 CONSOLIDATED BALANCE SHEETS                                      F-3-F-4

 CONSOLIDATED STATEMENTS OF OPERATIONS                              F-5

 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                      F-6

 CONSOLIDATED STATEMENTS OF CASH FLOWS                            F-7-F-8

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                       F-9-F-43

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

                           MAGAL SECURITY SYSTEMS LTD.

     We have audited the accompanying consolidated balance sheets of Magal
Security Systems Ltd. ("the Company") and its subsidiaries as of December 31,
2004 and 2005, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We did not audit the financial statements of a certain subsidiary, whose assets constitute approximately 3.2% of total consolidated assets as of December
31, 2005, and whose revenues constitute approximately 4.6% of total consolidated revenues for the year ended December 31, 2005. The financial statements of this company were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for this subsidiary, is based solely on the reports of the other auditors.

     We conducted our audits in accordance with the standards of the Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the
Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel
February 22, 2006 (except Note 17             KOST FORER GABBAY & KASIERER
dated July 13, 2006)                        A Member of Ernst & Young Global

                                     F - 2

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                                DECEMBER 31,
                                                                                          ------------------------
                                                                                            2004            2005
                                                                                          -------         --------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                               $11,964         $ 10,099
  Short-term bank deposits                                                                      -           17,053
  Trade receivables (net of allowance for doubtful accounts of $ 320 and $ 306 at
    December 31, 2004 and 2005, respectively)                                            *)15,102           24,012
  Unbilled accounts receivable                                                           *) 5,595            8,596
  Other accounts receivable and prepaid expenses                                            3,858            4,455
  Deferred income taxes                                                                       488            1,187
  Inventories (Note 3)                                                                     12,702           11,110
                                                                                          -------         --------

TOTAL current assets                                                                       49,709           76,512
                                                                                          -------         --------

LONG-TERM INVESTMENTS AND RECEIVABLES:
  Long-term trade receivables                                                                 344              290
  Long-term bank deposits                                                                   2,994            1,800
  Structured notes                                                                          3,000                -
  Severance pay fund                                                                        2,142            2,070
                                                                                          -------         --------

TOTAL long-term investments and receivables                                                 8,480            4,160
                                                                                          -------         --------

PROPERTY AND EQUIPMENT, NET (Note 4)                                                       14,659           15,587
                                                                                          -------         --------

DEFERRED INCOME TAXES                                                                         186              828
                                                                                          -------         --------

OTHER INTANGIBLE ASSETS, NET (Note 5)                                                         656              569
                                                                                          -------         --------

GOODWILL                                                                                    4,286            4,186
                                                                                          -------         --------

TOTAL assets                                                                              $77,976         $101,842
                                                                                          =======         ========

*)   Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 3

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                                  DECEMBER 31,
                                                                                          ---------------------------
                                                                                            2004              2005
                                                                                          --------          ---------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit (Note 6)                                                         $ 15,618          $  18,068
  Current maturities of long-term debt (Note 8)                                              1,849              3,647
  Trade payables                                                                             3,189              6,360
  Customer advances                                                                              -              3,990
  Other accounts payable and accrued expenses (Note 7)                                       6,669              8,914
  Unrealized losses on hedging forward contracts                                               781                 79
                                                                                          --------          ---------

TOTAL current liabilities                                                                   28,106             41,058
                                                                                          --------          ---------

LONG-TERM LIABILITIES:
  Unrealized losses on hedging forward contracts                                               650                 50
  Long-term bank debt (Note 8)                                                               3,500              1,653
  Accrued severance pay                                                                      2,172              2,131
                                                                                          --------          ---------

TOTAL long-term liabilities                                                                  6,322              3,834
                                                                                          --------          ---------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

SHAREHOLDERS' EQUITY (Note 10):
  Share capital -
    Ordinary shares of NIS 1 par value -
      Authorized: 19,748,000 shares at December 31, 2004 and 2005; Issued and outstanding: 8,672,448 and 10,372,448 shares at December 31, 2004 and 2005,
      respectively                                                                           2,825              3,220
  Additional paid-in capital                                                                32,526             47,509
  Deferred stock compensation                                                                 (477)               (38)
  Accumulated other comprehensive income                                                     1,639              2,435
  Retained earnings                                                                          7,035              3,824
                                                                                          --------          ---------

TOTAL shareholders' equity                                                                  43,548             56,950
                                                                                          --------          ---------

TOTAL liabilities and shareholders' equity                                                $ 77,976          $ 101,842
                                                                                          ========          =========

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 4

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

                                                                                   YEAR ENDED DECEMBER 31,
                                                                         -------------------------------------------
                                                                         *) 2003         *) 2004             2005
                                                                         -------         --------          --------

Revenues                                                                 $58,655         $ 60,468          $ 61,282
Cost of revenues                                                          32,847           33,226            39,154
                                                                         -------         --------          --------

Gross profit                                                              25,808           27,242            22,128
                                                                         -------         --------          --------

Operating expenses:
  Research and development, net (Note 15a)                                 4,773            4,683             5,265
  Selling and marketing, net                                              11,427           12,519            13,180
  General and administrative                                               5,305            5,771             5,961
  Award granted by principal shareholders                                      -            1,200                 -
                                                                         -------         --------          --------

TOTAL operating expenses                                                  21,505           24,173            24,406
                                                                         -------         --------          --------

Operating income (loss)                                                    4,303            3,069            (2,278)
Financial expenses, net (Note 15b)                                         1,003              762               800
                                                                         -------         --------          --------

Income (loss) before income taxes                                          3,300            2,307            (3,078)
Income taxes (tax benefit) (Note 12)                                         910            1,133               (23)
                                                                         -------         --------          --------

Income (loss) from continuing operations                                   2,390            1,174            (3,055)
Gain (loss) from discontinued operations, net (Note 16)                       14             (121)             (156)
                                                                         -------         --------          --------

Net income (loss)                                                        $ 2,404         $  1,053          $ (3,211)
                                                                         =======         ========          ========

Basic net earnings (loss) per share from continuing operations           $  0.30         $   0.13          $  (0.31)

Basic net loss per share from discontinued operations                          -            (0.01)            (0.01)
                                                                         -------         --------          --------

Basic net earnings (loss) per share (Note 11)                            $  0.30         $   0.12          $  (0.32)
                                                                         =======         ========          ========

Diluted net earnings (loss) per share from continuing operations         $  0.30         $   0.13          $  (0.31)

Diluted net loss per share from discontinued operations                        -            (0.01)            (0.01)
                                                                         -------         --------          --------

Diluted net earnings (loss) per share (Note 11)                          $  0.30         $   0.12          $  (0.32)
                                                                         =======         ========          ========

*)   Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 5

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                           AND ITS SUBSIDIARTIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                                                                                           ACCUMULATED
                                                                                         ADDITIONAL       DEFERRED            OTHER                            TOTAL            TOTAL
                                                       NUMBER OF         ORDINARY         PAID-IN          STOCK          COMPREHENSIVE      RETAINED      COMPREHENSIVE     SHAREHOLDERS'
                                                        SHARES            SHARES          CAPITAL       COMPENSATION      INCOME (LOSS)      EARNINGS          INCOME          EQUITY
                                                      ----------       ------------       -------       -------------       -------        ------------       ---------       --------

Balance as of January 1, 2003                          7,666,370       $      2,600       $21,791       $          (3)      $(1,006)       $     11,649                       $ 35,031
  Declared dividend                                            -                  -             -                   -             -                (401)                          (401)
  Exercise of stock options                              137,446                 30           432                   -             -                   -                            462
  Amortization of deferred stock compensation            231,963                  -             -                   3             -                   -                              3
  Stock dividend                                               -                 53         1,875                   -             -              (1,928)                             -
  Comprehensive income:
    Net income                                                 -                  -             -                   -             -               2,404       $   2,404          2,404
    Unrealized losses on forward contracts, net                -                  -             -                   -          (807)                  -            (807)          (807)
    Foreign currency translation adjustments                   -                  -             -                   -         2,292                   -           2,292          2,292
                                                      ----------       ------------       -------       -------------       -------        ------------       ---------       --------
  Total comprehensive income                                                                                                                                  $   3,889
                                                                                                                                                              =========

Balance as of December 31, 2003                        8,035,779              2,683        24,098                   -           479              11,724                         38,984
  Exercise of stock options                              225,338                 51           916                   -             -                   -                            967
  Deferred stock compensation related to
    officers' options grant                                    -                  -           661                (661)            -                   -                              -
  Amortization of deferred stock compensation
    related to officers' options grant                         -                  -             -                 184             -                   -                            184
  Award granted by principal shareholders                      -                  -         1,200                   -             -                   -                          1,200
  Stock dividend                                         411,331                 91         5,651                   -             -              (5,742)                             -
  Comprehensive income:
    Net income                                                 -                  -             -                   -             -               1,053       $   1,053          1,053
    Unrealized gains on forward contracts, net                 -                  -             -                   -           103                   -             103            103
    Foreign currency translation adjustments                   -                  -             -                   -         1,057                   -           1,057          1,057
                                                      ----------       ------------       -------       -------------       -------        ------------       ---------       --------
  Total comprehensive income                                                                                                                                  $   2,213
                                                                                                                                                              =========

Balance as of December 31, 2004                        8,672,448              2,825        32,526                (477)        1,639               7,035                         43,548
  Issuance of  share capital, net                      1,700,000                395        14,793                   -             -                   -                         15,188
  Amortization of deferred stock compensation
    related to officers' options grant                         -                  -             -                 439             -                   -                            439
  Deferred taxes on stock options                              -                  -           190                   -             -                   -                            190
  Comprehensive income:
    Net loss                                                   -                  -             -                   -             -              (3,211)      $  (3,211)        (3,211)
    Unrealized gains on forward contracts, net                 -                  -             -                   -           709                   -             709            709
    Foreign currency translation adjustments                   -                  -             -                   -            87                   -              87             87
                                                      ----------       ------------       -------       -------------       -------        ------------       ---------       --------
  Total comprehensive income                                                                                                                                  $  (2,415)
                                                                                                                                                              =========

Balance as of December 31, 2005                       10,372,448       $      3,220       $47,509       $         (38)      $ 2,435        $      3,824                       $ 56,950
                                                      ==========       ============       =======       =============       =======        ============                       ========

Accumulated unrealized earnings on forward
  contracts, net                                                                                                            $     5
Accumulated foreign currency translation
  adjustments                                                                                                                 2,430
                                                                                                                            -------
Accumulated other comprehensive income as of
  December 31, 2005                                                                                                         $ 2,435
                                                                                                                            =======

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 6

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                           AND ITS SUBSIDIARTIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                   YEAR ENDED DECEMBER 31,
                                                                           --------------------------------------
                                                                             2003          2004            2005
                                                                           -------        -------        --------
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net income (loss)                                                        $ 2,404        $ 1,053        $ (3,211)
  Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
    Loss (gain) from discontinued operations                                   (14)           121             156
    Depreciation and amortization                                            1,378          1,966           1,964
    Gain on sale of property and equipment                                      (9)           (18)            (10)
    Decrease (increase) in accrued interest on short-term and
        long-term bank deposits                                               (199)           657            (322)
    Amortization of deferred stock compensation                                  3            184             439
    Decrease (increase) in trade receivables, net                         *)(2,977)      *) 3,956          (8,998)
    Decrease in receivables from related parties                                28              -               -
    Decrease (increase) in unbilled accounts receivable                   *) 1,533       *)(4,130)         (2,819)
    Decrease (increase) in other accounts receivable and prepaid
      expenses                                                                (836)            16            (599)
    Decrease (increase) in deferred income taxes                               (88)           178          (1,020)
    Decrease (increase) in inventories                                      (2,581)          (552)          1,676
    Decrease (increase) in long-term trade receivables                       1,210            (44)             54
    Increase (decrease) in trade payables                                       49         (1,953)          3,096
    Increase in other accounts payable and accrued expenses                  1,727            880           2,194
    Increase in customer advances                                                -              -           3,990
    Accrued severance pay, net                                                  77             (2)             31
    Award granted by principal shareholders                                      -          1,200               -
    Realized losses (gains) on hedging forward contract                          -            476            (441)
                                                                           -------        -------        --------

Net cash provided by (used in) continuing operations                         1,705          3,988          (3,820)
Net cash provided by (used in) discontinued operations                          19           (310)           (319)
                                                                           -------        -------        --------

Net cash provided by (used in) operating activities                          1,724          3,678          (4,139)
                                                                           -------        -------        --------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Purchase of short-term deposits                                                -              -         (16,731)
  Purchase of long-term bank deposits                                            -         (3,000)              -
  Proceeds from sale of long-term deposits                                       -              -           1,194
  Purchase of structured notes                                              (3,000)             -               -
  Redemption of structured notes                                                 -              -           3,000
  Proceeds from sale of short-term bank deposits                             3,505          8,400               -
  Proceeds from sale of property and equipment                                  33             59              71
  Purchase of property and equipment                                        (3,194)        (4,858)         (2,736)
  Purchase of know-how and patents                                             (48)           (89)            (46)
  Acquisition of the business activity of Dominion Wireless Inc. (a)          (902)             -               -
                                                                           -------        -------        --------

Net cash provided by (used in) investing activities                         (3,606)           512         (15,248)
                                                                           -------        -------        --------
*)   Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 7

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                           AND ITS SUBSIDIARTIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                  YEAR ENDED DECEMBER 31,
                                                                         ---------------------------------------
                                                                           2003           2004            2005
                                                                         -------        --------        --------
CASH FLOWS FROM FINANCING ACTIVITIES:

  Short-term bank credit, net                                              3,098           2,895           2,402
  Proceeds from long-term bank loans                                          43               -           1,800
  Principal payment of long-term bank loans                                 (103)           (365)         (1,849)
  Proceeds from exercise of employee stock options                           462             967               -
  Proceeds from issuance of shares, net                                        -               -          14,916
  Dividend paid                                                                -            (401)              -
                                                                         -------        --------        --------

Net cash provided by financing activities                                  3,500           3,096          17,269
                                                                         -------        --------        --------

Effect of exchange rate changes on cash and cash equivalents                 252             289             253
                                                                         -------        --------        --------

Increase (decrease) in cash and cash equivalents                           1,870           7,575          (1,865)
Cash and cash equivalents at the beginning of the year                     2,519           4,389          11,964
                                                                         -------        --------        --------

Cash and cash equivalents at the end of the year                         $ 4,389        $ 11,964        $ 10,099
                                                                         =======        ========        ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS ACTIVITIES:

  Cash paid during the year for:

      Interest                                                           $ 1,099        $  1,093        $    828
                                                                         =======        ========        ========

      Taxes                                                              $ 1,544        $  1,164        $    887
                                                                         =======        ========        ========
NON-CASH ACTIVITIES:

  Declared dividend                                                      $   401        $      -        $      -
                                                                         =======        ========        ========

(a) ACQUISITION OF THE BUSINESS ACTIVITY OF DOMINION WIRELESS
     INC.:

          Net fair value of the assets acquired at the acquisition
            date was as follows:

          Inventories                                                    $   376
          Property and equipment                                              90
          Technology                                                         436
                                                                         -------

                                                                         $   902
                                                                         =======

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 8

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL

     a.   Magal Security Systems Ltd. ("the Company") and its subsidiaries
          (together - "the Group") are engaged in the development, manufacture, marketing and sale of complex computerized security systems used to automatically detect and deter human intrusion for both civilian and military markets. A majority of the Group's sales are generated in the
          U.S., Canada, Europe and Israel.

          As for major customer data, see Note 14b.

     b.   Acquisition of the business activity of Dominion Wireless Inc.:

          On July 1, 2003, a subsidiary of the Company acquired the business activity of Dominion Wireless Inc. ("DW") for a total consideration of
          $ 902 (including $ 74 in transaction costs), paid in cash.

          The Asset Purchase Agreement with DW, stipulated for additional payments to be made conditioned upon the achievement of operating income milestones during the periods ending on December 31, 2003, 2004 and 2005. Since such goals were not met, no additional payments were due.

          DW develops, manufactures, sells and supports personal duress alarm systems that locate an individual with accuracy and reliability in correctional and other institutions. The acquisition of the business activity of DW expanded the Company's product line offerings and enabled it to provide its customers a comprehensive range of security systems.

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

                                      JULY 1,
                                       2003
                                       ----
                                     UNAUDITED
                                       ----

          Inventories                  $376
          Property and equipment         90
          Technology                    436
                                       ----

                                       $902
                                       ====

          *)   Reclassified.

                                     F - 9

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

NOTE 1:- GENERAL (CONT.)

          The value assigned to the tangible and intangible assets has been determined as follows:

          1.   DW's inventories and property and equipment are presented at current replacement cost.

          2.   The value assigned to technology was determined using the Income
               Approach on the basis of the present value of cash flows
               attributable to the intellectual property over its expected future life. Technology is amortized on a straight-line basis over a period of 8 years.

          The results of operations of DW have been included in the consolidated financial statements since July 1, 2003.

          The following unaudited pro forma information does not purport to represent what the Group's results of operations would have been had the acquisition been consummated on January 1, 2003, nor does it purport to represent the Group's results of operations for any future period. Pro forma results of operations for the period:

                                                 YEAR ENDED
                                                DECEMBER 31,
                                                   2003
                                                 ---------

          Revenues                               $ 59,227*)
                                                 =========

          Net income                             $   1,910
                                                 =========

          Basic net earnings per share           $    0.24
                                                 =========

          Diluted net earnings per share         $    0.24
                                                 =========

          *)   Reclassified.

     c.   Award granted by principal shareholders:

          In June 2004, two principal shareholders of the Company awarded the
          Group's employees an award in the net amount of $ 1,200. The award was allocated among the employees according to their position and seniority. The Group recorded the award expense against additional paid-in capital in accordance with Staff Accounting Bulletin ("SAB")
          Topic 5T, "Accounting for Expenses or Liabilities Paid by Principal
          Stockholder".

                                     F - 10

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared in accordance with
     United States generally accepted accounting principles ("U.S. GAAP").

     a.   Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

                                     F - 11

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

          A bank deposit with maturities of more than one year is included in long-term bank deposits, and presented at cost. The deposit is in U.S.
          dollars, bears interest of 4.75% and matures in 2010.

     f.   Structured notes:

          During 2003, the Company purchased structured notes ("the Notes") at par value totaling $ 3,000 to be settled in 2013. Under the terms of the Notes, the Notes bear interest of 10% for the first year.
          Thereafter, interest is determined based on six months LIBOR rates using the following formula: 10% minus two times six months LIBOR rate. The Notes are callable immediately after accumulating 12%
          interest payments.

          The Company accounts for its investment in structured notes in accordance with SFAS No. 115, "Accounting for Certain Investments in
          Debt and Equity Securities" and FASB Emerging Issues Task Force Issue
          ("EITF") No. 96-12, "Recognition of Interest Income and Balance Sheet
          Classification of Structured Notes". Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Structured notes securities are classified as held-to-maturity since management believes the Company has the intent and ability to hold these securities to maturity and are stated at amortized cost. As of December 31, 2004, the investments in the Notes approximate their fair market value. During 2005, the notes were fully repaid.

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

          During 2003, 2004 and 2005, the Group recorded inventory write-offs in the amount of $ 601, $ 224 and $ 507, respectively.

                                     F - 12

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

                                                                     %
                                                           --------------------

          Buildings                                                  4
          Machinery and equipment (including machinery
             and equipment leased to customers under
             operating leases)                              10 - 33 (mainly 10%)
          Motor vehicles                                            15
          Promotional display                                    25 - 50
          Office furniture and equipment                          6 - 33
          Leasehold improvements                          By the shorter of the
                                                          term of the lease or
                                                          the life of the assets

     j.   Intangible assets:

          Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142, "Goodwill and Other Intangible
          Assets".

          Know-how is amortized over 8 to 10 years, patents are amortized over a period of 10 years and technology is amortized over 8 years.

     k.   Impairment of long-lived assets:

          The Group's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.
          During 2003, 2004 and 2005, no impairment losses have been identified.

                                     F - 13

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
          During 2003, 2004 and 2005, no impairment losses have been identified.

          Differences between the balance of goodwill as of December 31, 2004 and 2005 derive from functional currency translation adjustments. The entire goodwill balance relates to the Perimeter segment.

     m.   Revenue recognition:

          The Group generates its revenues mainly from (1) installation of comprehensive security systems for which revenues are generated from long-term fixed price contracts; (2) sales of security products; and
          (3) services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts.

          Revenues from installation of comprehensive security systems are generated from fixed-price contracts according to which the time between the signing of the contract and the final customer acceptance is over one year. Such revenues are recognized in accordance with
          Statement of Position ("SOP") No. 81-1, "Accounting for Performance of
          Construction-Type and Certain Production-Type Contracts," using contract accounting on a percentage of completion method, in accordance with the "Input Method". The amounts of revenues recognized are based on the total fees under the agreements and the percentage to completion achieved.

                                     F - 14

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Project costs include materials purchased to produce the system, related labor and overhead expenses and subcontractor's costs. The percentage to completion is measured by monitoring costs and efforts devoted using records of actual costs incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of installing and integrating security systems, a history of no collection issues, delivery and acceptance of similar services and a history of no cancellation problems, which are reviewed and updated regularly by management. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

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

          The Group sells security products to customers according to customers'
          orders without installation work. The customers are not entitled to return the products. Revenues from security product sales are recognized in accordance with SAB No. 104, "Revenue Recognition in
          Financial Statements", when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

                                     F - 15

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Services and maintenance are performed under either fixed-price based or time-and-materials based contracts. Under fixed-price contracts, the Group agrees to perform certain work for a fixed price. Under time-and-materials contracts, the Group is reimbursed for labor hours at negotiated hourly billing rates and for materials. Such service contracts are not in the scope of SOP No. 81-1, and accordingly, related revenues are recognized in accordance with SAB No. 104, as those services are performed or over the term of the related agreements provided that, an evidence of an arrangement has been obtained, fees are fixed and determinable and collectibillity is reasonably assured.

          One of the Company's subsidiaries provides security video monitoring services. The majority of its contracts are for a five year term and do not include terms that result in the transfer of title of the equipment to the customer. Under the contracts service is not dependent on specific equipment. The subsidiary's obligation is related to the provision of monitoring services. In accordance with
          EITF No. 01-08, "Determining Whether an Arrangement Contains a Lease"
          and SFAS No. 13, "Accounting for Leases", the service contract does not meet the definition of a lease and as such the subsidiary recognizes monthly service fees over the term of the agreement.

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

          The Company adopted the disclosure provisions of SFAS No. 148,
          "Accounting for Stock-Based Compensation - Transition and Disclosure",
          which amended certain provisions of SFAS No. 123, "Accounting for
          Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the prior fiscal year. The Company continues to apply the provisions of APB No. 25 in accounting for stock-based compensation.

          Pro forma information regarding net income and net earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

                                     F - 16

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The fair value for options granted in 2004 and 2005 is amortized over their vesting period and estimated at the grant date using the Black and Scholes option pricing model with the following weighted-average assumptions:

                                               2004                2005
                                          ----------------    ----------------

          Dividend yield                           0%                  0%
          Expected volatility                   97.9%               83.4%
          Risk-free interest                    2.46%                  4%
          Expected life of up to            1.5 years           2.5 years

          Pro forma information under SFAS No. 123:

                                                                         YEAR ENDED DECEMBER 31,
                                                         ---------------------------------------------------
                                                             2003                 2004                2005
                                                         ------------         ------------         ---------

Net income (loss) as reported:                           $      2,404         $      1,053         $  (3,211)
Add: stock-based compensation expenses
   determined under the intrinsic value based
   method included in the reported net income                       3                  184               439
Deduct: stock-based compensation expenses
   determined under fair value based method for
   all awards                                                    (111)                (198)           (1,493)
                                                         ------------         ------------         ---------

Pro forma net income                                     $      2,296         $      1,039         $  (4,265)
                                                         ============         ============         =========

Basic net earnings (loss) per share, as reported         $       0.30         $       0.12         $   (0.32)
                                                         ============         ============         =========

Diluted net earnings (loss) per share, as
   reported                                              $       0.30         $       0.12         $   (0.32)
                                                         ============         ============         =========

Pro forma basic net earnings (loss) per share            $       0.29         $       0.12         $   (0.43)
                                                         ============         ============         =========

Pro forma diluted net earnings (loss) per share          $       0.29         $       0.12         $   (0.43)
                                                         ============         ============         =========

     o.   Research and development costs:

          Research and development costs incurred in the process of developing product improvements or new products, are charged to expenses as incurred, net of grants received and investment tax credit.

                                     F - 17

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
          5, "Accounting for Contingencies". Factors that affect the Group's warranty liability include the number of units, historical and anticipated rates of warranty claims and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. A tabular reconciliation of the changes in the Group's aggregate product warranty liability is not provided due to immateriality.

     q.   Royalty-bearing grants:

          Royalty-bearing grants from the Government of Israel for funding research and development projects are recognized at the time the
          Company is entitled to such grants on the basis of the related costs incurred and recorded as a reduction of research and development costs. Research and development grants recognized amounted to $ 128, $
          228 and $ 8 in 2003, 2004 and 2005, respectively.

     r.   Net earnings (loss) per share:

          Basic net earnings per share is computed based on the weighted average number of shares of Ordinary shares outstanding during each year.
          Diluted net earnings per share is computed based on the weighted average number of shares of Ordinary shares outstanding during each year, plus dilutive potential shares of Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128 ,
          "Earnings Per Share".

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

                                     F - 18

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The short-term and long-term trade receivables of the Group, as well as the unbilled accounts receivable, are derived from sales to large and solid organizations and governmental authorities located mainly in
          Israel, the United States, Canada and Europe. The Group performs ongoing credit evaluations of its customers and to date have not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection and in accordance with an aging key. In certain circumstances, the Group may require letters of credit, other collateral or additional guarantees.

          The Group has no significant off-balance sheet concentration of credit risks, such as foreign exchange contracts or foreign hedging arrangements, except derivative instruments, which are detailed in x.
          below.

     t.   Income taxes:

          The Group accounts for income taxes in accordance with SFAS No. 109,
          "Accounting for Income Taxes." This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

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

          Severance expenses for the years ended December 31, 2003, 2004 and
          2005, amounted to approximately $ 313, $ 306 and $ 362, respectively.

                                     F - 19

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

          (iii) The carrying amounts of the Group's long-term debt are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. As of December 31,
               2004, the fair value of the Company's long-term borrowing was $
               5,318, compared to the carrying amount of $ 5,349. As of December
               31, 2005, the fair value of the Company's long-term borrowing was
               $ 5,259, compared to the carrying amount of $ 5,300.

          (iv) The fair value of foreign currency contracts (used for hedge purposes) is estimated by obtaining current quotes from brokerage firms.

     w.   Advertising expenses:

          Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2003, 2004 and 2005, were $ 422, $ 495 and $ 420, respectively.

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

          To protect against the change in the forecasted foreign currency cash flows of certain sale arrangements resulting from changes in the exchange rate, the Company has entered during 2003, 2004 and 2005 into forward contracts in order to hedge portions of its forecasted revenue and unbilled accounts receivable denominated in Euros and Polish
          Zlotys. The Company has designated the forward instruments as cash flow hedges for accounting purposes.

                                     F - 20

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

          During 2005, the Company recognized no hedge ineffectiveness for the
          Euro contract cash flows hedge as the Company concluded that the changes in the cash flows attributable to the changes in the exchange rates are completely offset by the forward contract.

          The Company determined that sales arrangement in Polish Zlotys and the related forecasted revenues and accounts receivable will not occur by the end of the specified time period. Accordingly, the forward loss was recorded in financial expenses in 2005.

          As of December 31, 2005, the Company expects to reclassify $ 6 of net income on derivative instruments from other comprehensive income to earnings during the next 12 months due to actual sales and related payments.

     y.   Reclassification:

          An amount of $ 1,870 in billed accounts receivable was reclassified from unbilled accounts to trade receivables to conform to current year presentation. The reclassification had no effect on previously reported net income, shareholders' equity or cash flows.

          See also Note 16a.

     z.   Impact of recently issued accounting standards:

          On December 16, 2004, the FASB issued SFAS No. 123(R) (revised 2004),
          "Share-Based Payment," which is a revision of SFAS No. 123,
          "Accounting for Stock-Based Compensation" ("SFAS 123(R)"). Generally,
          the approach in SFAS 123(R) is similar to the approach described in
          SFAS No. 123. However, SFAS 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS 123(R)
          also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The
          Company adopted SFAS 123(R) on January 1, 2006.

                                     F - 21

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          SFAS 123(R) permits companies to adopt its requirements using one of the following two methods:

          1.   The "modified prospective" method, in which compensation cost is recognized commencing with the effective date (i) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (ii) based on the requirements of
               SFAS 123 for all awards granted to employees prior to the
               effective date of SFAS 123(R) that remain unvested at the
               effective date.

          2.   The "modified retrospective" method, which includes the
               requirements of the modified prospective method described above, but also permits entities to restate based on the amounts
               previously recognized under SFAS 123, for purposes of pro forma disclosures all prior periods presented.

          As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB 25, the intrinsic value method. The impact of the adoption of SFAS 123(R) cannot be predicted at this time, as it depends on levels of share-based payments for future grant. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that Standard would have approximated the impact of SFAS 123, as described in the disclosure of the pro forma information above.

          In March 2005, the SEC Staff issued Staff Accounting Bulletin No. 107
          (SAB 107) to give guidance on implementation of SFAS 123(R).

NOTE 3:- INVENTORIES

                                         DECEMBER 31,
                                    -----------------------
                                      2004            2005
                                    -------         -------

          Raw materials             $ 6,806         $ 4,902
          Work in progress            2,320           1,855
          Finished products           3,576           4,353
                                    -------         -------

                                    $12,702         $11,110
                                    =======         =======

                                     F - 22

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 4:- PROPERTY AND EQUIPMENT

     a.   Composition:

                                                                  DECEMBER 31,
                                                             -----------------------
                                                              2004             2005
                                                             -------         -------
Cost:
   Land and buildings                                        $ 8,790         $ 8,949
   Machinery and equipment                                     4,411           5,401
   Machinery and equipment leased to customers under
     operating leases                                          4,952           6,796
   Motor vehicles                                              1,341           1,297
   Promotional display                                         4,236           4,115
   Office furniture and equipment                              2,924           3,190
   Leasehold improvements                                        784             780
                                                             -------         -------

                                                              27,438          30,528
                                                             -------         -------
Accumulated depreciation:
   Buildings                                                   2,404           2,698
   Machinery and equipment                                     2,958           3,846
   Machinery and equipment leased to customers under
     operating leases                                            845           1,342
   Motor vehicles                                                833             941
   Promotional display                                         3,322           3,433
   Office furniture and equipment                              2,356           2,554
   Leasehold improvements                                         61             127
                                                             -------         -------

                                                              12,779          14,941
                                                             -------         -------

Depreciated cost                                             $14,659         $15,587
                                                             =======         =======

     b.   Depreciation expenses amounted to $ 1,241, $ 1,822 and $ 1,823 for the years ended December 31, 2003, 2004 and 2005, respectively.

     c.   As for charges, see Note 9g.

                                     F - 23

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 5:- OTHER INTANGIBLE ASSETS, NET

     a.   Composition:

                                       DECEMBER 31,
                                  ---------------------
                                   2004           2005
                                  ------         ------
Cost:
   Know-how                       $  502         $  502
   Patents                         2,639          2,787
   Technology                        436            436
                                  ------         ------

                                   3,577          3,725
                                  ------         ------
Accumulated amortization:
   Know-how                          396            446
   Patents                         2,443          2,575
   Technology                         82            135
                                  ------         ------

                                   2,921          3,156
                                  ------         ------

Amortized cost                    $  656         $  569
                                  ======         ======

     b.   Amortization expenses related to intangible assets amounted to $ 137,
          $ 144 and $ 141 for the years ended December 31, 2003, 2004 and 2005, respectively.

     c.   Estimated amortization of intangible assets for the years ended:

          DECEMBER 31,
          ------------

          2006            $111
          2007             102
          2008              93
          2009              86
          2010             177
                          ----

                          $569
                          ====

                                     F - 24

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
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 6:- SHORT-TERM BANK CREDIT

     a.   Classified by currency, linkage terms and interest rates:

                                                   INTEREST RATE           DECEMBER 31,
                                                 -----------------    -----------------------
                                                 2004         2005      2004           2005
                                                 ----         ----    -------         -------
                                                         %
                                                 -----------------

In or linked to U.S. dollars (1)                 4.08         4.14    $ 8,600         $15,100
In or linked to NIS (1)                          5.47         5.00      5,556           1,742
In or linked to Canadian
   dollars (2)                                   4.75            -      1,462               -
In or linked to PLN (1)                             -         5.92          -           1,226
                                                                      -------         -------

                                                                      $15,618         $18,068
                                                                      =======         =======

Weighted average interest                        4.64         4.62
   rates at the end of the year

Total authorized credit lines
   approximate                                                        $33,245         $48,895
                                                                      =======         =======

Unutilized credit lines
   approximate                                                        $ 6,352         $15,781
                                                                      =======         =======

          (1)  The Company has undertaken to maintain the following financial ratios and terms in respect of its used credit line: (i) a ratio of at least 40% of consolidated shareholders' equity out of the consolidated total assets, (ii) minimal annual consolidated net income in the amount of $ 1,000 and (iii) the same shareholders maintain the core of control in the Company.

               As of December 31, 2005, the Company was not in compliance with the requirement under its credit lines that the Company will have a minimum annual consolidated net income of at least $ 1,000. One of the banks has agreed to waive such requirement for 2005 and informed the Company that it will not require the immediate repayment of the Company's outstanding indebtedness as a result of such non-compliance. Although the Company has not received a formal waiver from the other bank to date, management believes that such waiver will be obtained within the next few weeks. As of December 31, 2005, the balance due to the abovementioned bank, amounts to approximately $ 2,370 in short-term bank credit.

          (2)  The loan to a subsidiary is collateralized by a general security agreement. The subsidiary has undertaken to maintain general covenants and the following financial ratios, with respect to the subsidiary's financial statements, and terms in respect of its used credit lines: (i) a quick ratio of not less than 1.25, (ii)
               a ratio of total liabilities to tangible net worth of not greater than 0.75 and (iii) tangible net worth of at least $ 9,000.

               As of December 31, 2005, the subsidiary has no commitments to the bank.

     b.   As for charges, see Note 9g.

                                     F - 25

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 7:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                               DECEMBER 31,
                                                                          ---------------------
                                                                           2004           2005
                                                                          ------         ------

Employees and payroll accruals                                            $1,380         $1,596
Provision in respect of demand for bank performance guarantee (1)              -          1,436
Accrued expenses                                                           3,911          4,599
Deferred revenues                                                             81            284
Government authorities                                                       308             84
Income tax payable                                                             3            249
Others                                                                       986            666
                                                                          ------         ------

                                                                          $6,669         $8,914
                                                                          ======         ======

     (1)  See also Note 17.

NOTE 8:- LONG-TERM BANK DEBT

     a.   Classified by currency, linkage terms and interest rates:

                                                       INTEREST RATE                   DECEMBER 31,
                                       LINKAGE       ------------------            --------------------
                                        TERMS        2004          2005            2004            2005
                                        -----        ----          ----            ----            ----
                                                             %
                                                     ------------------

Bank loan                               U.S. $          3.10          3.10         $2,500         $2,500
Bank promissory note                    U.S. $             -          5.45              -            820
Bank promissory note                    U.S. $             -          5.45              -            980
Bank promissory note (1)                U.S. $          3.05         5.175            500            500

Bank promissory note (1)                U.S. $          3.50         5.625            500            500
                                                                                   ------         ------

                                                                                    3,500          5,300

Mortgage payable                        U.S. $          8.25             -          1,849              -
                                                                                   ------         ------

                                                                                    5,349          5,300
Less - current
   maturities                                                                       1,849          3,647
                                                                                   ------         ------

                                                                                   $3,500         $1,653
                                                                                   ======         ======
Weighted average
   interest rates at
   the end of the
   year                                                 4.91          4.33

                                     F - 26

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 8:- LONG-TERM BANK DEBT (CONT.)

          (1)  As for financial ratios and terms in respect of long-term loans, the two $ 500 promissory notes both have covenants that require the Group to maintain $ 1 thousand in deposits at all times otherwise the interest rate on the notes becomes the bank's rate plus 0.25% until the minimum deposit is maintained.

               As of December 31, 2005, management believes that the Group was in compliance with these ratios and terms.

     b.   As of December 31, 2005, the aggregate annual maturities of the long-term loans are as follows:

          2006                            $  3,647
          2007                                 155
          2008                                 163
          2009                                 173
          2010                               1,162
                                          --------

                                          $  5,300
                                          ========

     c.   As for charges, see Note 9g.

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

          Royalties paid amounted to $ 80, $ 61 and $ 83 for the years ended
          December 31, 2003, 2004 and 2005, respectively. As of December 31,
          2005, the Company had remaining contingent obligations to pay royalties in the amount of approximately $ 1,792.

                                     F - 27

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     b.   Royalty commitments to the Fund for Encouragement of Marketing
          Activities:

          The Israeli Government, through the Fund for the Encouragement of
          Marketing Activities, awarded the Company grants for participation in expenses for foreign marketing. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount of the grants received.

          No royalties were paid during the years ended December 31, 2003, 2004 and 2005. As of December 31, 2005, the Company's aggregate contingent obligation amounted to $ 82.

     c.   Royalty commitments to third party:

          During 2002, the Company entered into a development agreement for planning, developing and manufacturing a security system with a third party. Under the agreement, the Company agreed to pay the third party royalty fees, based on a formula as defined in the agreement. Under this agreement, the Company also committed to purchase a certain volume of products at a minimum amount of approximately $ 300 over 2.5 years after achievement of certain milestones. As of December 31,
          2005, royalty commitments under the agreement amounted to $ 17.

     d.   Lease commitments:

          The Group rents its facilities and some of its motor vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2009.

          Future minimum lease payments under non-cancelable operating lease agreements as of December 31, are as follows:

          2006                   $  404
          2007                      243
          2008                      137
          2009                       37
                                -------

                                $   821
                                =======

          Total rent expenses for the years ended December 31, 2003, 2004 and
          2005, were approximately $ 368, $ 671 and $ 593, respectively.

                                     F - 28

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     e.   Guarantees:

          As of December 31, 2005, the Group obtained bank performance guarantees and advance payment guarantees and bid bond guarantees from several banks mainly in Israel in the amount of $ 8,670. As for a customer's demand for the payment under a bank performance guarantee, see Note 17.

     f.   Legal proceedings:

          In April 2003, a competitor filed a civil action suit against the
          Company and others. The plaintiff alleged that the failure of its perimeter systems in field trials executed by the Ministry of Defense during 1996 and 1997, resulted from intentional damage to the fence and diversion of the results of certain tests by a former employee of the Company, who was then a soldier in the Israeli Defense Force. The plaintiff alleged that the Company, which was the employer of this employee during 1995, still employed him as an agent during the field trials, and directed the actions of the former employee. The plaintiff requested the courts to annul the field trial and sought approximately
          $ 714 in damages. The Company denied all of the above allegations and claimed that the plaintiff's perimeter system failure was not the result of the former employee's actions.

          In July 2005, the parties agreed to appoint a mediator, as proposed by the court. The Company's legal counsel believes that the Company has valid defenses against the aforementioned claims and, therefore, no provision was recorded in the financial statements.

          For arbitration procedures against Company's customer, see Note 17.

     g.   Charges:

          As collateral for all of the Group liabilities to banks:

          1.   A fixed charge has been placed on the Company's property.

          2.   The Company agreed not to pledge any of its assets without the consent of several banks.

          3.   A fixed charge in the amount of $ 3,000 has been placed on the
               Company's bank deposits.

          4.   A subsidiary of the Company has two bank promissory notes in the aggregate amount of $ 1,000 due on April 15, 2006, collateralized by substantially all of the subsidiary's assets.

                                     F - 29

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

     b.   Issued and outstanding share capital:

          On April 19, 2005, the Company completed a public offering of $ 16.3 thousand in consideration of 1,700,000 of the Company's Ordinary shares at a price per share of $ 9.5 and at a price of $ 9.92 (the closing price of the Ordinary shares on the date of the transaction)
          to two principal shareholders of the Company.

     c.   Stock Option Plan:

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

          The 2003 Plan is effective for ten years and shall terminate in
          October 2013. Any options that are cancelled or forfeited before expiration become available for future grant.

          As of December 31, 2005, there were 299,676 options available for future grant.

                                     F - 30

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 10:- SHAREHOLDERS' EQUITY (CONT.)

          A summary of the Company's stock options activities in 2003, 2004 and
          2005, is as follows:

                                                             YEAR ENDED DECEMBER 31,
                            ---------------------------------------------------------------------------------------
                                       2003                           2004                           2005
                            -----------------------         -----------------------         -----------------------
                                             WEIGHTED                        WEIGHTED                     WEIGHTED
                            NUMBER           AVERAGE         NUMBER          AVERAGE       NUMBER          AVERAGE
                              OF             EXERCISE          OF           EXERCISE         OF            EXERCISE
                            OPTIONS           PRICE         OPTIONS           PRICE        OPTIONS          PRICE
                            --------          -----         --------          -----         -------         -----

Outstanding at the
   beginning of the
   year                      358,234          $4.23          223,216          $4.61         105,000         $7.66
Granted                            -          $   -          100,000          $7.66         238,000         $8.65
Adjustment as a
   result of stock
   dividend                   10,256          $   -            7,652          $   -               -         $   -
Exercised                   (137,446)         $3.55         (225,338)         $4.61               -         $   -
Forfeited                     (7,828)         $   -             (530)         $   -               -         $   -
                            --------                        --------                        -------

Outstanding at the
   end of the year           223,216          $4.61          105,000          $7.66         343,000         $8.35
                            ========          =====         ========          =====         =======         =====

Exercisable options
   at the end of
   the year                  223,216          $4.61                -          $   -         231,200         $8.56
                            ========          =====         ========          =====         =======         =====

          The options outstanding as of December 31, 2005 have been separated into ranges of exercise price as follows:

                                                                           OPTIONS
           OPTIONS                                                      EXERCISABLE AS
         OUTSTANDING                             WEIGHTED AVERAGE             OF
            AS OF                                   REMAINING            DECEMBER 31,
      DECEMBER 31, 2005     EXERCISE PRICE        CONTRACTUAL LIFE           2005
    --------------------   -----------------    -------------------    -----------------
                                                   (IN MONTHS)

          105,000                $ 7.66                 1                        -
          233,000                $ 8.56                 -                  231,200
            5,000                $13                   24                        -
        ---------                                                          -------

          343,000                $ 8.35                                    231,200
        =========                ======                                    =======

          Where the Company has recorded deferred stock compensation for options issued with an exercise price below the fair market value of the
          Ordinary shares, the deferred stock compensation has been amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expenses of approximately $ 3, $ 184 and
          $ 439 were recognized during the years ended December 31, 2003, 2004 and 2005, respectively.

                                     F - 31

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

          2.   The Company's Board of Directors declared stock dividends of 3%,
               3% and 5% in May 2002, May 2003 and July 2004, respectively. All shares, options and net earnings per share data have been
               retroactively adjusted to reflect the stock dividend.

          3.   At the Annual General Meeting of Shareholders held on July 29,
               2004, the shareholders approved the payment of an interim cash dividend in the amount of $ 0.05 per Ordinary share of NIS 1 par value each, which was declared by the Board of Directors in
               December 2003.

NOTE 11:- BASIC AND DILUTED NET EARNINGS PER SHARE

                                                                               YEAR ENDED DECEMBER 31,
                                                                --------------------------------------------------------
                                                                   2003                 2004                   2005
                                                                ----------         -------------          -------------
Numerator:

Income (loss) from continuing operations                        $    2,390         $       1,174          $      (3,055)
Gain (loss) on discontinued operations                                  14                  (121)                  (156)
                                                                ----------         -------------          -------------

Net income (loss)                                               $    2,404         $       1,053          $      (3,211)
                                                                ==========         =============          =============

Denominator:

Denominator for basic net earnings per share -
   weighted-average number of shares outstanding                 7,947,778             8,581,348              9,883,407
Effect of diluting securities:
Employee stock options and warrants to underwriters                 80,848                55,031                 16,926
                                                                ----------         -------------          -------------

Denominator for diluted net earnings per share -
   adjusted weighted average shares and assumed
   exercises                                                     8,028,626             8,636,379              9,900,333
                                                                ==========         =============          =============

Basic net earnings (loss) per share from continuing
   operations                                                   $     0.30         $        0.13          $       (0.31)
Basic net loss per share from discontinued operations                    -                 (0.01)                 (0.01)
                                                                ----------         -------------          -------------

Basic net earnings (loss) per share                             $     0.30         $        0.12          $       (0.32)
                                                                ==========         =============          =============

Diluted net earnings (loss) per share form continuing
   operations                                                   $     0.30         $        0.13          $       (0.31)
Diluted net loss per share from discontinued operations                  -                 (0.01)                 (0.01)
                                                                ----------         -------------          -------------

Diluted net earnings (loss) per share                           $     0.30         $        0.12          $       (0.32)
                                                                ==========         =============          =============

                                     F - 32

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 12:- TAXES ON INCOME

     a.   Tax benefits in Israel under the Law for the Encouragement of Capital
          Investments, 1959 ("the Law"):

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

          The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the Law, regulations published there under and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2005, management believes that the Company is in compliance with all of the aforementioned conditions.

                                     F - 33

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 12:- TAXES ON INCOME (CONT.)

          The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

          A recent amendment to the Law, which has been officially published effective as of April 1, 2005 ("the Amendment") has changed certain provisions of the Law. As a result of the Amendment, a company is no longer obliged to implement an Approved Enterprise status in order to receive the tax benefits previously available under the Alternative
          Benefits provisions, and therefore there is no need to apply to the
          Investment Center for this purpose (Approved Enterprise status remains mandatory for companies seeking grants). Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the Amendment. A company is also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment.

          Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export.
          In order to receive the tax benefits, the Amendment states that a company must make an investment in the Beneficiary Enterprise exceeding a minimum amount specified in the Law. Such investment may be made over a period of no more than three years ending at the end of the year in which a company requested to have the tax benefits apply to the Beneficiary Enterprise ("the Year of Election"). Where a
          company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a
          Beneficiary Enterprise and the company's effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a
          Beneficiary Enterprise is required to exceed a certain percentage of the company's production assets before the expansion. The duration of tax benefits is subject to a limitation of the earlier of 7 years from the Commencement Year, or 12 years from the first day of the Year of
          Election.

          Income from sources other than "Approved Enterprise", during the benefit period will be subject to tax at regular rate of 34% in 2005
          (see d. below).

          By virtue of the Law, the Company is entitled to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

          Since the Company is operating under more than one approval and since part of its taxable income is not entitled to tax benefits under the aforementioned law and is taxed at regular rates (currently 34%), its effective tax rate is the result of a weighted combination of the various applicable rates and tax-exemptions. The computation is made for income derived from each program on the basis of formulas determined in the law and in the approvals.

                                     F - 34

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 12:- TAXES ON INCOME (CONT.)

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

     d.   Tax rates:

          1.   On July 25, 2005, the Knesset (Israeli Parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005,
               which prescribes, among others, a gradual decrease in the
               corporate tax rate in Israel to the following tax rates: in 2006
               - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010
               and thereafter - 25%.

               The amendment had no material impact on the Company's financial statements.

          2.   The tax rates of the Company's subsidiaries range between
               25%-40%.

     e.   Investment tax credit:

          One of the Company's subsidiaries is eligible for investment tax credits on its research and development activities and on certain current and capital expenditures. During fiscal year 2005, the subsidiary recognized $ 153 of investment tax credits as a reduction of research and development expenses. In total, the subsidiary has investment tax credits available to reduce future federal income taxes payable, amounting to $ 249, which will expire at various dates from
          2014 through 2015.

                                     F - 35

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

                                                                   YEAR ENDED DECEMBER 31,
                                                         -------------------------------------------
                                                           2003             2004              2005
                                                         -------           -------           -------

Income (loss) before taxes as reported in the            $ 3,300           $ 2,307           $(3,078)
   statements of income
                                                         =======           =======           =======

Tax rate                                                      36%               35%               34%
                                                         =======           =======           =======

Theoretical tax expense (tax benefit)                    $ 1,188           $   807           $(1,047)

Increase (decrease) in taxes:
   Non-deductible items, net                                  17              (400)               25
   Deferred taxes on losses for which valuation
     allowance was provided                                  298             1,163               579
   Tax exemption applicable to "Approved
     Enterprises" and exempted income                       (440)             (302)              347
   Taxes in respect of prior years                          (107)              (23)               52
   Other                                                     (46)             (112)               21
                                                         -------           -------           -------

Taxes on income (tax benefit) in the statements
   of income                                             $   910           $ 1,133           $   (23)
                                                         =======           =======           =======

Per share amounts (basic and diluted) of the tax
   benefit resulting from "Approved Enterprises"         $  0.06           $  0.03           $ (0.04)
                                                         =======           =======           =======

     g.   Taxes on income included in the statements of income:

Current taxes:
   Domestic                                              $   395           $   460           $     -
   Foreign                                                   534               518               620

Deferred income taxes (tax benefit):
   Domestic                                                    -               (70)             (642)
   Foreign                                                    88               248               (53)

Taxes in respect of prior years:
   Domestic                                                 (107)                -                 -
   Foreign                                                     -               (23)               52
                                                         -------           -------           -------

Taxes on income (tax benefit) from continuing
   operations                                                910             1,133               (23)
Taxes on income (tax benefit) from discontinued
   operations                                                  3               (32)              (37)
                                                         -------           -------           -------

Total taxes on income                                    $   913           $ 1,101           $    14
                                                         =======           =======           =======

                                     F - 36

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

                                                               DECEMBER 31,
                                                         ------------------------
                                                          2004             2005
                                                         -------          -------

Operating loss carryforward                              $ 2,992          $ 3,923
Reserves and tax allowances                                  (26)             963
                                                         -------          -------

Total deferred assets before valuation allowance           2,966            4,886
Valuation allowance                                       (2,292)          (2,871)
                                                         -------          -------

Net deferred tax assets                                  $   674          $ 2,015
                                                         =======          =======

Domestic                                                 $   288          $ 1,553
Foreign                                                      386              462
                                                         -------          -------

                                                         $   674          $ 2,015
                                                         =======          =======

     i.   The domestic and foreign components of income (loss) before taxes are as follows:

                        YEAR ENDED DECEMBER 31,
                 ---------------------------------------
                  2003           2004             2005
                 ------         -------          -------

Domestic         $2,200         $ 2,290          $(2,998)
Foreign           1,100              17              (80)
                 ------         -------          -------

                 $3,300         $ 2,307          $(3,078)
                 ======         =======          =======

     j.   Net operating losses carryforward:

          The Company has estimated total available carryforward tax losses of $
          2,377 to offset against future taxable income.

          The Company's subsidiaries in the U.S. and the U.K. have estimated total available carryforward tax losses of $ 8,331 and $ 944, respectively, to offset against future taxable income for 16 to 20 years, and an indefinite period, respectively. As of December 31,
          2005, the Company recorded a full valuation allowance of the subsidiaries' abovementioned tax assets due to the uncertainty of their future realization.

          Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership"
          provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

                                     F - 37

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 13:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES

     a.   Balances with related parties:

                                        DECEMBER 31,
                                     -----------------
                                     2004         2005
                                     ----         ----

Balances with related parties        $ 35         $290
                                     ====         ====

     b.   Sales to related parties:

                                         YEAR ENDED DECEMBER 31,
                                     ------------------------------
                                     2003         2004         2005
                                     ----         ----         ----

Sales to related parties (1)         $196         $386         $671
                                     ====         ====         ====

          (1)  Sales to related parties represent services provided by the
               Company's subsidiary.

NOTE 14:- SEGMENT INFORMATION

     The Group adopted SFAS No. 131, "Disclosures about Segments of an
     Enterprise and Related Information". The Group operates in three major reportable segments, which represent the Group's operating segments as follows:

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

                                     F - 38

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- SEGMENT INFORMATION (CONT.)

     a.   The following data present the revenues, expenditures, assets and other operating data of the Group's operating segments:

                                                                                         YEAR ENDED DECEMBER 31,
                        --------------------------------------------------------------------------------------------------------------------------------------------------------
                                              2003                                               2004                                               2005
                        ------------------------------------------------  ---------------------------------------------------  -------------------------------------------------
                                                VIDEO                                           VIDEO                                               VIDEO
                        PERIMETER  PROJECTS MONITORING  OTHER    TOTAL   PERIMETER  PROJECTS  MONITORING    OTHER     TOTAL   PERIMETER  PROJECTS MONITORING OTHER      TOTAL
                         --------   -------  -------   -------  --------  --------   -------   -------     -------   --------  --------   -------  -------  --------   --------

Revenues                 $ 51,077   $ 6,720  $   403   $   455  $ 58,655  $ 46,342   $11,375   $ 2,060     $   691   $ 60,468  $ 40,143   $17,970  $ 2,897  $    272   $ 61,282
                         ========   =======  =======   =======  ========  ========   =======   =======     =======   ========  ========   =======  =======  ========   ========

Depreciation and
   amortization          $  1,056   $    20  $   292   $    10  $  1,378  $  1,252   $    11   $   698     $     5   $  1,966  $  1,228   $    19  $   713  $      4   $  1,964
                         ========   =======  =======   =======  ========  ========   =======   =======     =======   ========  ========   =======  =======  ========   ========

Operating income
   (loss),
   before
   financial
   expenses and
   taxes on income       $  5,803   $   936  $(1,870)  $  (566) $  4,303  $  4,978   $ 1,430   $(2,262)    $(1,077)  $  3,069  $  4,334   $(5,290) $(1,375) $     53   $ (2,278)
                         ========   =======  =======   =======            ========   =======   =======     =======             ========   =======  =======  ========
Financial
   expenses, net                                                  (1,003)                                                (762)                                             (800)
Taxes on income                                                      910                                                1,133                                                23
Gain (loss) on
   discontinued
   operations, net                                                    14                                                 (121)                                             (156)
                                                                --------                                             --------                                          --------

Net income                                                      $  2,404                                             $  1,053                                          $ (3,211)
                                                                ========                                             ========                                          ========

                                                                                              DECEMBER 31,
                        --------------------------------------------------------------------------------------------------------------------------------------------------------
                                              2003                                               2004                                               2005
                        ------------------------------------------------  ---------------------------------------------------  -------------------------------------------------
                                                VIDEO                                           VIDEO                                               VIDEO
                        PERIMETER  PROJECTS MONITORING  OTHER    TOTAL   PERIMETER  PROJECTS  MONITORING    OTHER     TOTAL   PERIMETER  PROJECTS MONITORING OTHER      TOTAL
                         --------   -------  -------   -------  --------  --------   -------   -------     -------   --------  --------   -------  -------  --------   --------

Total long-lived
   assets                 $13,476     $88     $2,787     $12     $16,363   $13,576    $192     $5,814        $19     $19,601   $13,042     $194     $7,087     $19     $20,342
                          =======     ===     ======     ===     =======   =======    ====     ======        ===     =======   =======     ====     ======     ===     =======

                                     F - 39

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- SEGMENT INFORMATION (CONT.)

     b.   Major customer data (percentage of total revenues):

                   YEAR ENDED DECEMBER 31,
                 ---------------------------
                 2003       2004        2005
                 ----       ----        ----

Customer A       27.5%      *) -        23.9%
                 ====       ====        ====
Customer B       *) -       15.7%       10.2%
                 ====       ====        ====

          *)   Less than 10% of total revenues.

     c.   Geographical information:

          The following is a summary of revenues within geographic areas based on end customer's location and long-lived assets:

                                          YEAR ENDED DECEMBER 31,
                                    -----------------------------------
                                     2003          2004          2005
                                    -------       -------       -------
1. Revenues:

   Israel                           $19,797       $ 9,617       $19,309
   Romania                            5,151         9,521         6,244
   Europe (excluding Romania)         5,465         9,150         3,691
   USA                               13,292        17,871        13,185
   Canada                             6,338         4,068         8,759
   Others                             8,612        10,241        10,094
                                    -------       -------       -------

                                    $58,655       $60,468       $61,282
                                    =======       =======       =======
2. Long-lived assets:

   Israel                           $ 3,626       $ 3,211       $ 2,930
   Europe                               980         1,069           921
   USA                                8,655        11,518        12,714
   Canada                             2,998         3,649         3,656
   Others                               104           154           121
                                    -------       -------       -------

                                    $16,363       $19,601       $20,342
                                    =======       =======       =======

                                     F - 40

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 15:- SELECTED STATEMENTS OF INCOME DATA

     a.   Research and development expenses, net:

                                                                    YEAR ENDED DECEMBER 31,
                                                             -------------------------------------
                                                              2003            2004          2005
                                                             -------        -------        -------

          Expenses                                           $ 5,128        $ 5,088        $ 5,427
          Less - royalty-bearing grants and investment
             tax credit                                          355            405            162
                                                             -------        -------        -------

                                                             $ 4,773        $ 4,683        $ 5,265
                                                             =======        =======        =======

     b.   Financial income (expenses):

          Financial expenses:
             Interest on long-term debt                      $  (298)       $  (289)       $  (622)
             Interest on short-term bank credit                 (808)          (849)          (630)
             Forward contracts loss                                -              -           (110)
             Foreign exchange losses                            (692)          (161)          (314)
                                                             -------        -------        -------

                                                              (1,798)        (1,299)        (1,676)
                                                             -------        -------        -------
          Financial income:
             Interest on short-term and long-term bank
               deposits and structured notes                     672            496            707
             Foreign exchange gains                              123             41            169
                                                             -------        -------        -------

                                                                 795            537            876
                                                             -------        -------        -------

                                                             $(1,003)       $  (762)       $  (800)
                                                             =======        =======        =======

NOTE 16:- DISCONTINUED OPERATIONS

     a.   General:

          On July 28, 2005, the Company decided to dispose of the indoor security sensors operations ("the operations").

          In view of the above, the operating results and cash flows attributed to the operations were presented in the Company's statements of income and cash flows as discontinued operations, accordingly, the comparative figures were reclassified for all periods presented.

                                     F - 41

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 16:- DISCONTINUED OPERATIONS (CONT.)

     b.   The following are the results of discontinued operations for the years ended December 31, 2003, 2004 and 2005:

                                        YEAR ENDED DECEMBER 31,
                                    -----------------------------
                                    2003        2004         2005
                                    ----       -----        -----

Revenues                            $706       $ 506        $ 427
Cost of revenues                     531         499          470
                                    ----       -----        -----

Gross profit (loss)                  175           7          (43)
                                    ----       -----        -----

Operating expenses:

Sales and marketing, net             158         160          149
                                    ----       -----        -----

Operating income (loss)               17        (153)        (192)

Taxes on income (tax benefit)          3         (32)         (36)
                                    ----       -----        -----

Net income (loss)                   $ 14       $(121)       $(156)
                                    ====       =====        =====

NOTE 17:- SUBSEQUENT EVENT

     In May 2005, the Company entered into an agreement to supply comprehensive security solutions for a sensitive site in Europe. As part of the agreement, the Company received an advance payment, in the amount of $
     3,990, secured by a bank advance payment guarantee, which was to be reduced proportionally according to the progress of the execution of the project.
     In addition, the Company issued to the customer a bank performance guarantee in the amount of $ 1,436. The Company commenced the execution of the project and delivered part of the equipment and other deliverables to the customer. In April 2006, the customer informed the Company that it was canceling the agreement due to errors in the design documents submitted by the Company. In addition, the customer did not make the payments required under the agreement. The Company believes that there are no factual or legal grounds for the cancellation and, accordingly, the agreement is still valid. Based on the cancellation of the agreement, the customer collected $
     3,181 related to an advance payment that was secured by a bank advance payment guarantee on June 20, 2006.

                                     F - 42

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 17:- SUBSEQUENT EVENT (CONT.)

     On April 28, 2006, the Company commenced arbitration proceedings against the customer. In these proceedings, the Company asked the arbitrators to find that the agreement is valid and to enforce the payment of the amounts due pursuant to the agreement. The customer has not yet filed its response.
     Based on the opinion of the Company's legal counsel, the Company believes that there is a good likelihood that the arbitration will result in a favorable decision for the Company.

     Due to uncertainty, the Company did not recognize any revenues from this project.

     On July 11, 2006, the customer made a demand for the payment under the performance bank guarantee in the amount of approximately $ 1,436. Upon the
     Company's motion, the District Court in Haifa, Israel has issued a temporary injunction against the payment of such guarantee pending a hearing in August 2006. Although the Company obtained the temporary injunction, according to its legal counsel, the Company's chances to ultimately prevent the forfeiture of the guarantee remain unclear. In view of the above, and due to the uncertainty in preventing the forfeiture of the guarantee, the Company included a provision in the amount of $ 1,436 in respect of this guarantee in its financial statements.

                                     F - 43

                                    SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                MAGAL SECURITY SYSTEMS LTD.

                                                By: /s/ Jacob Even-Ezra
                                                -----------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer
                                                Date: July 14, 2006

                                       86