Form 20-F
period 2006-12-31
MAGAL SECURITY SYSTEMS LTD
filed 2007-06-29
CIK 896494

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report …………….

Commission file number: 0-21388

MAGAL SECURITY SYSTEMS LTD.

(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

Israel

(Jurisdiction of incorporation or organization)

P.O. Box 70, Industrial Zone, Yehud 56100, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 1.0 Par Value	NASDAQ Global Market
Tel Aviv Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 1.0 per share …………10,391,548
(as of December 31, 2006)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

This Annual Report on Form 20-F is incorporated by reference into the Registrant’s Registration Statements on Form S-8, File Nos. 333-96929 and 333-127340.

INTRODUCTION

          Magal Security Systems Ltd. develops, manufactures, markets and sells complex computerized security systems, including a line of perimeter security systems, a hardware and software “all in one” security solution which integrates closed circuit television, or CCTV, related applications such as outdoor and indoor video motion detection systems, security management and control systems, personal emergency location systems, a pipeline security system, and provides video monitoring services. Our predecessor commenced operations in 1969 as a department specializing in perimeter security systems within the electronics division of Israel Aircraft Industries Ltd., or IAI. Effective April 1984, we purchased from IAI substantially all of the assets, and assumed substantially all of the related liabilities, of that department. In March 1993, we completed an initial public offering of 1,380,000 ordinary shares, in February 1997, we completed a public offering of an additional 2,085,000 ordinary shares and in April 2005, we completed a public offering of an additional 1,700,000 ordinary shares. Our ordinary shares are traded on the NASDAQ Global Market and on the Tel Aviv Stock Exchange under the symbol MAGS.

          Except for the historical information contained in this annual report, the statements contained in this annual report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in Item 3.D. “Key Information–Risk Factors” and elsewhere in this annual report.

          Statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the U.S., we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

          We have trademark rights in the United States and other national jurisdictions arising out of our trademark registrations, applications, and/or use of the following trademarks and service marks: SENSTAR-STELLAR logo, the S logos, SENSTAR-STELLAR, SENSTAR-STELLAR (and design) SENSTAR, STELLAR, STELLAR SYSTEMS, STELLAR SYSTEMS (and design), PANTHER, GUIDAR, REPELS, SENNET, PERIMITRAX, INTELLI-FLEX, INTELLI-FIELD, X-FIELD, OMNITRAX, STARLED, STARNET, FRONTLINE, E-FIELD, H-FIELD, E-FLEX, ARMOURFLEX, SIMPL, CROSSFIRE, ECHOCHECK, FLASH, FLARE,SENTRAX, OMNITRAX and XFIELD and all other marks used to identify particular products and services associated with our businesses.

          Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

          Our address on the Internet is www.magal-ssl.com. The information on our website is not incorporated by reference into this annual report.

          Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. All references in this annual report to “dollars” or “$”are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on June 21, 2007 was NIS 4.230 per $1.00.

          As used in this annual report, the terms “we,” “us” and “our” mean Magal Security Systems Ltd. and its subsidiaries, unless otherwise indicated.

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

i

ii

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

A.	Selected Consolidated Financial Data.

          We have derived the following selected consolidated financial data as of December 31, 2005 and 2006 and for each of the years ended December 31, 2004, 2005 and 2006 from our consolidated financial statements set forth elsewhere in this annual report that have been prepared in accordance with U.S. GAAP. We have derived the following selected consolidated financial data as of December 31, 2002, 2003 and 2004 and for each of the years ended December 31, 2002 and 2003 from our audited consolidated financial statements not included in this annual report. We have determined that as of October 1, 2006 our functional currency has changed from the U.S. dollar to the NIS, but the U.S. dollar remains as our reporting currency. You should read the following selected consolidated financial data together with the section of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

	Year Ended December 31,

	2002	2003	2004	2005	2006

	(in thousands except per share data)
Consolidated Statement of Income Data:
Revenues	$42,376	$58,655	$60,468	$61,282	$66,958
Cost of revenues	23,458	32,847	33,226	39,154	40,231

Gross profit	18,918	25,808	27,242	22,128	26,727

Operating expenses:
Research and development, net	3,128	4,773	4,683	5,265	5,378
Selling and marketing, net	8,511	11,427	12,519	13,180	12,079
General and administrative	4,938	5,305	5,771	5,961	6,533
Award granted by principal shareholders	-	-	1,200	-	-

Total operating expenses	16,577	21,505	24,173	24,406	23,990

Operating income (loss)	2,341	4,303	3,069	(2,278)	2,737
Financial income (expenses), net	199	(1,003)	(762)	(800)	(851)

Income (loss) before income taxes	2,540	3,300	2,307	(3,078)	1,886
Income taxes (tax benefit)	646	910	1,133	(23)	948

Income (loss) from continuing operations	1,894	2,390	1,174	(3,055)	938
Gain (loss) from discontinued operations, net	(6)	14	(121)	(156)	(128)

Net income (loss)	1,888	2,404	1,053	(3,211)	810

Basic net earnings (loss) per share from continuing operations	$0.24	$0.30	$0.13	$(0.31)	$0.09
Basic net loss per share from discontinued operations	-	-	(0.01)	(0.01)	(0.01)

Basic net earnings (loss) per share	$0.24	$0.30	$0.12	$(0.32)	$0.08

Diluted net earnings (loss) per share from continuing operations	$0.23	$0.30	$0.13	$(0.31)	$0.09
Diluted net loss per share from discontinued operations	-	-	(0.01)	(0.01)	(0.01)

Diluted net earnings (loss) per share	$0.23	$0.30	$0.12	$(0.32)	$0.08

Weighted average number of ordinary shares used in computing basic net earnings per share	7,866	7,948	8,581	9,883	10,384
Weighted average number of ordinary shares used in computing diluted net earnings per share	8,069	8,029	8,636	9,900	10,442
Cash dividend per share	$-	$0.05	$-	$-	$-

          Our Board of Directors declared share dividend distributions of 3.0%, 3.0% and 5.0% in May 2002, May 2003 and July 2004, respectively. All per share data in the above table has been adjusted to reflect the share dividends.

          On July 28, 2005, we decided to dispose of our indoor security sensors operations. Accordingly, the operating results and cash flows attributed to the indoor security sensors operations were presented in our statements of income and cash flows as discontinued operations, and the comparative figures were reclassified for all periods presented.

	As of December 31,

	2002	2003	2004	2005	2006

	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,519	$4,389	$11,964	$10,099	$4,908
Short and long-term bank deposits, marketable securities and structured notes	12,357	12,051	5,994	18,853	22,053
Working capital	15,688	21,401	21,603	35,454	39,717
Total assets	59,741	71,443	77,976	101,842	103,681
Short-term bank credit (including current maturities of long-term loans)	10,357	16,438	17,467	21,715	17,821
Long-term bank loans	4,698	1,873	3,500	1,653	7,399
Total shareholders’ equity	35,031	38,984	43,548	56,950	58,150

B.	Capitalization and Indebtedness.

Not applicable

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

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

Our revenues depend on government procurement procedures and practices. A substantial decrease in our customers’ budgets would adversely affect our results of operations.

          Our products are primarily sold to governmental agencies, governmental authorities and government-owned companies, many of which have complex and time-consuming procurement procedures. A substantial period of time often elapses from the time we begin marketing a product until we actually sell that product to a particular customer. In addition, our sales to governmental agencies, authorities and companies are directly affected by these customers’ budgetary constraints and the priority given in their budgets to the procurement of our products. A decrease in governmental funding for our customers’ budgets would adversely affect our results of operations.

The loss of one or more of our key customers, in particular the Israeli Ministry of Defense, would result in a loss of a significant amount of our revenues.

          A relatively few customers account for a large percentage of our revenues. For the years ended December 31, 2004, 2005 and 2006, revenues generated from sales to the Israeli Ministry of Defense, or MOD, accounted for 7.8%, 23.9% and 33.7%, respectively, of our revenues. The loss of the MOD as a customer without replacement by a customer or customers of similar volume would have a material adverse effect on our financial results.

We have initiated an arbitration proceeding against a customer in Eastern Europe to recover funds payable to us under the terms of a turnkey project. In the event we are unsuccessful in this arbitration, our financial results will be adversely affected.

          In May 2005 we entered into an agreement to supply comprehensive security solutions for a sensitive site in Eastern Europe. As part of the agreement, we received an advance payment, secured by a bank advanced payment guarantee that was to be reduced proportionally as execution of the project progressed. In addition, we issued the customer a performance bank guarantee. We commenced the project and delivered some of the equipment and other deliverables to the customer in 2005. In April 2006, the customer informed us that it was canceling the agreement due to errors in the design documents that we submitted. In addition, the customer did not make payments required under the agreement. Based on its cancellation of the agreement, the customer collected $3.2 million under the advanced payment guarantee on June 20, 2006. Due to this uncertainty, we did not recognize any revenues from this project.

          On July 11, 2006 the customer made a demand for additional $1.4 million payment under a bank performance guarantee for. Upon our motion, the District Court in Haifa, Israel issued a temporary injunction against the payment of such guarantee pending a hearing in August 2006. At the hearing, we reached a settlement with the customer pursuant to which we paid the customer approximately $700,000 of the disputed amount and the balance will be repaid only if we are found liable for damages exceeding the amount paid by us. In view of the above and due to the uncertainty of our preventing the forfeiture of the bank performance guarantee, we included a $1.4 million provision in respect of this guarantee in our financial statements for the year ended December 31, 2005. Based on the settlement, we cancelled the balance of the provision made in our financial statements in 2006. In the event we will be unsuccessful in the arbitration, we may be required to record an expense of $700,000 if the customer will be allowed to enforce the bank performance guarantee.

          We believe that there is no factual or legal ground for the cancellation of the agreement or the demand for payment under the bank performance guarantee, and accordingly, we believe that the agreement is still valid. On April 28, 2006, we commenced arbitration proceedings against the customer. In these proceedings we asked the arbitrators to find that the agreement is valid and to enforce the payments due to us pursuant to the agreement. The customer denied our allegations and filed a counter-claim for liquidated damages in a foreign currency which on December 31, 2006 was equal to approximately $4.5 million. The hearing of the arbitration proceeding has concluded and is pending resolution by the arbitration panel. Based on the opinion of our legal counsel, we believe that there is a good likelihood that the arbitration will result in a favorable determination. We intend to vigorously pursue our claim. However, we may not be successful in the arbitration, which may result in a significant negative impact on our financial results including the payment of penalties.

The level of our contracts may be reduced in the future due to changes in governmental priorities and audits.

          Governmental purchases of our systems, products and services may decline in the future as the governmental purchasing agencies may terminate, reduce or modify contracts or subcontracts if:

—	Their requirements or budgetary constraints change;

—	they cancel multi-year contracts and related orders if funds become unavailable;

—	they shift spending priorities into other areas or for other products; and

—	they adjust contract costs and fees on the basis of audits.

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

          In 2001, we established Smart Interactive Systems, Inc., or Smart, to meet the growing demand for real-time video monitoring services for use in industrial sites, commercial businesses and VIP residences. We have invested $15.5million in Smart through December 31, 2006. Smart’s operations to date have not been profitable, and Smart has an accumulated deficit of $7.8million as of December 31, 2006. If Smart is unable to market its services successfully or if its services fail to penetrate the market, we may lose our investment in this company and our future results of operations will be adversely affected.

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

          In the future:

—	we may not be successful in developing and marketing new products or product features that respond to technological change or evolving industry standards;

—	we may experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products and features; or

—	our new products and product features may not adequately meet the requirements of the marketplace and achieve market acceptance.

          If we are unable to respond promptly and effectively to changing technology, we will be unable to compete effectively in the future.

We face risks associated with doing business in international markets.

          A large portion of our sales is to markets outside of Israel (68.5% of our sales in 2005 and 60.6% of our sales in 2006), and a key component of our strategy is to continue to expand in such markets, the most significant of which currently are North America, Europe, and Asia. Our international sales efforts are affected by costs associated with the shipping of our products and risks inherent in doing business in international markets, including:

—	unexpected changes in regulatory requirements;

—	currency fluctuations;

—	export restrictions, tariffs and other trade barriers;

—	unexpected difficulties in staffing and managing foreign operations;

—	longer payment cycles;

—	difficulties in collecting accounts receivable;

—	political instability; and

—	seasonal reductions in business activities.

One or more of such factors may have a material adverse effect on us.

We may be adversely affected by our long sales cycles.

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

          Our success and ability to compete depend in large part upon protecting our proprietary technology. We have approximately 46 patents and have patent applications pending. We also rely on a combination of trade secret and copyright law and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology. It is our policy to protect our proprietary rights in our products and operations through contractual obligations, including confidentiality and non-disclosure agreements with certain employees, distributors and agents, suppliers and subcontractors. These measures may not be adequate to protect our technology from third-party infringement, and our competitors may independently develop technologies that are substantially equivalent or superior to ours. Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws.

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

We depend on our senior management and key personnel, particularly Izhar Dekel, our president and chief executive officer, and his loss would negatively affect our business.

          Our future success depends in large part on the continued services of our senior management and key personnel. In particular, we depend on the services of Mr. Dekel, our president and chief executive officer. We carry key person life insurance for Mr. Dekel. Any loss of the services of Izhar Dekel, other members of senior management or other key personnel would negatively affect our business.

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

          The market price of our ordinary shares has been, and is likely to be, highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

—	political, economic and other developments in the State of Israel;

—	terrorist attacks and other acts of war, and any response to them;

—	actual or anticipated variations in our quarterly operating results or those of our competitors;

—	announcements by us or our competitors of technological innovations or new and enhanced products;

—	developments or disputes concerning proprietary rights;

—	introduction and adoption of new industry standards;

—	changes in financial estimates by securities analysts;

—	market conditions or trends in our industry;

—	changes in the market valuations of our competitors;

—	announcements by us or our competitors of significant acquisitions;

—	entry into strategic partnerships or joint ventures by us or our competitors; and

—	additions or departures of key personnel.

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

          Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2006. In July 2006, an armed conflict began between Israel and Hezbollah forces in Lebanon, which involved rocket attacks on populated areas in the northern parts of Israel. On August 14, 2006, a cease-fire between Hezbollah and Israel took effect. This situation has had an adverse effect on Israel’s economy, primarily in the geographical areas directly harmed by this conflict. Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

          Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

          Because exchange rates between the NIS, our functional currency, and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. In 2002 and 2005 the rate of devaluation of the NIS against the dollar was 7.3% and 6.8% respectively, while in 2003, 2004 and 2006 the NIS appreciated in value in relation to the dollar by 7.6% 1.6% and 8.2%, respectively. A portion of our expenses, primarily labor expenses, is incurred in NIS and a part of our revenues are quoted in NIS. Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS. Our results may be adversely affected by the devaluation of the NIS in relation to the dollar (or if such devaluation is on lagging basis), if our revenues in NIS are higher than our expenses in NIS and/or the amount of our assets in NIS are higher than our liabilities in NIS. Alternatively, our results may be adversely affected by an appreciation of the NIS in relation to the dollar (or if such appreciation is on a lagging basis), if the amount of our expenses in NIS are higher than the amount of our revenues in NIS and/or the amount of our liabilities in NIS are higher than our assets in NIS.

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

          We have been granted the status of an “approved enterprise” for certain of our manufacturing facilities. Starting from when we begin to generate net income from these approved enterprise programs, any portion of our income derived from these approved enterprise programs will be exempt from tax for a period of two years and will be subject to a reduced tax for an additional five to eight years, depending on the percentage of our share capital held by non-Israeli residents. The benefits available to our approved enterprise programs are dependent upon the fulfillment of conditions stipulated in applicable law and in each program’s certificate of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes and interest for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

          We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

          As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As a foreign private issuer listed on The NASDAQ Global Market, we may follow home country practice with regard to, among other things, composition of the board of directors, director nomination procedure, compensation of officers, and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

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

          We develop, manufacture, market and sell complex computerized security systems, including a line of perimeter security systems, a hardware and software “all in one” security solution which integrates CCTV, related applications such as outdoor and indoor video motion detection systems, security management and control systems, personal emergency location systems and a pipeline security system. We also provide video monitoring services through our Smart subsidiary.

          For a discussion of our capital expenditures and divestitures, see Item 5.B. “Operating and Financial Review and Prospects–Liquidity and Capital Resources.”

B.	Business Overview.

General

          We develop, manufacture, market and sell complex computerized security systems. Our systems are used in more than 75 countries to protect sensitive facilities, including national borders, military bases, power plant installations, airports, postal facilities, prisons, industrial locations and municipalities from terrorism, theft and other threats. Our revenues are principally derived from:

—	a line of perimeter security systems, which automatically detect and locate intruders, identify the nature of intrusions and provide emergency notification;

—

turnkey projects based on security management, command and control systems, which integrate the management, control and display of various security systems into a single, real-time database and support real-time decision making and wide area command and control; and

—	video monitoring services.

Business and Marketing Strategy

          Our primary objective is to become a leading provider of security systems worldwide. To achieve this objective, we have implemented a business strategy incorporating the following key elements:

          Refine and Broaden Product Line. We have identified the security needs of our customers and intend to enhance our current products and develop new products to meet those needs. We intend to continue to focus on developing new products, expanding the capabilities of existing products and making custom enhancements for specific projects. We believe that the addition of DreamBox, Fortis and PipeGuard to our product offerings has substantially broadened our potential markets and we have begun to recognize revenues from these products.

          Enter New Markets and Strengthen Presence in Existing Markets. In 2007 we intend to continue to penetrate new geographic markets by various means, including the establishment of alliances with local distributors. In June 2007 we established a new strategic partnership in Brazil. The new strategic partnership will provide local consultants and integrators with complete perimeter solutions, technical support and a local service center. We also intend to increase our marketing efforts in our existing markets and to acquire or invest in complementary, including competitive, businesses, products and technologies.

          Leverage Existing Customer Base; Cross-Market Products. We believe that we have the capability to offer certain of our customers a comprehensive security package. As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications. We intend to expand the depth and breadth of our existing customer relationships while initiating similar new relationships

          Offer Comprehensive Turnkey Solutions. By broadening our product range to include both indoor and outdoor security systems and by developing our security management and control systems and Dreambox “all in one” CCTV security solution, we now offer comprehensive turnkey security solutions that provide a comprehensive security implementation process. This process entails:

—	in-depth threat analysis;

—	determination of the appropriate hardware and software solutions;

—	training sessions for systems operators; and

—	upon customer approval, integration of the required systems into our security management and control systems.

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

          Our line of perimeter security systems consists of the following:

—	taut wire perimeter intrusion detection systems;

—	vibration detection systems; and

—	field disturbance sensors.

          Our line of perimeter security systems utilizes sophisticated sensor devices to detect and locate intruders and identify the nature of intrusions. Our perimeter security systems have been installed along thousands of kilometers of borders and facility boundaries throughout the world, including more than 600 correctional institutions in the U.S. and correctional institutions in several other countries. In addition, we have installed several hundred miles of high security electronic perimeter systems along Israel’s borders.

          Taut Wire Perimeter Intrusion Detection Systems

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

          Taut wire perimeter systems have been approved by various Israeli and U.S. security and military authorities. We have installed several hundred kilometers of these perimeter systems along Israel’s borders to assist in preventing unauthorized entry and infiltration. Our taut wire perimeter systems are sold for approximately $50-$100 per meter.

          Vibration Detection Systems

          We offer two types of vibration detection systems. While less sensitive than taut wire installations, the adaptability of these systems to a wide range of pre-existing barrier structures makes these products viable alternatives for cost-conscious customers. Our vibration detection devices are most effective when installed on common metal fabric perimeter systems, such as chain link or welded mesh. In our BARRICADE 500 system, pairs of electro-mechanical sensors are attached to fence panels three meters apart on any of several common types of fence structures. Once attached to the fence, each sensor detects vibrations in the underlying structures. The sensor system’s built-in electro-mechanical filtering combines with system input from a weather sensor to minimize the rate of false alarms from wind, hail or other sources of nuisance vibrations.

          Intelli-FLEX, Intelli-FIBER and fence protection systems, or FPS, microprocessor-based triboelectric and Electret cable fence sensors are vibration sensitive transducers. These systems detect any attempt to cut, climb or penetrate the fence and have microphonic properties. The microphonic feature permits audio to be used for low-cost alarm assessment, providing users with an additional tool for determining the nature of an attempted intrusion. Our vibration detection system is sold for between $15-$30 per meter.

          Field Disturbance Sensors

We offer a number of types of field disturbance sensors that detect intrusions before the intruder touches the sensor.

—

The Intelli-Field volumetric electronic field disturbance sensor can be installed outdoors on perimeter systems, buildings or as free-standing units. The Intelli-Field system is sold for approximately $95-$156 per meter.

—

The Perimitrax buried volumetric field disturbance sensor can be buried in most types of soil and paved areas and uses “leaky coax” technology to detect attempted perimeter penetrations. The Perimitrax system is sold for approximately $70-$170 per meter.

—

Omnitrax is a fifth generation, covert outdoor perimeter security intrusion detection sensor that generates an invisible radar detection field around buried sensor cables. An alarm is emitted and the exact location identified within one meter if an intruder disturbs the field. Targets are detected by their conductivity, size and movement and the digital processor is able to filter out common alarms caused by environmental conditions and small animals. The Omnitrax system is sold for approximately $57-$176 per meter.

—

X-Field is a terrain following, volumetric sensor that creates an electrostatic field around a set of 4 or 8 parallel field and sense wires. These wires can be mounted on free-standing poles, existing fences, walls or rooftops and will sense changes, via the processor, in the electrostatic field when events such as intruders penetrating through the wires takes place. The system’s tall, narrow, well contained detection zone allows the sensor to be installed in almost any application and minimizes nuisance alarms caused by nearby moving objects. The X-Field system is sold for approximately $114-$190 per meter.

          We have installed high-security taut wire electronic perimeter systems over several hundred kilometers of Israel’s borders and have sold a number of our high-security perimeter systems to protect other locations in Israel, including Ben-Gurion International Airport, facilities of IAI and the Israel Electric Company, the Israeli parliament, or the Knesset, industrial plants, prisons and military bases. Outside Israel, our high-security perimeter systems have been purchased to protect various sites, including military installations, refineries, conventional and nuclear power stations, oil tank farms, industrial facilities, storage areas and warehouses, royal palaces and presidential residences in various European countries, North America, South America and the Far East.

          Currently, airport security activities concentrate almost exclusively on screening passengers and luggage within the airport terminal in connection with passenger check-in. We are aware of only a few airports in the world which currently have high-security perimeter protection systems to prevent infiltrators from reaching the airport’s grounds from outside. Most of these airports utilize a system manufactured by us. In marketing our high-security perimeter systems, we target authorities responsible for airport security. To date, we have sold and installed perimeter systems at certain airports in Israel, Europe, the U.S. and the Far East. We are continuing to negotiate with authorities in several other countries to install our perimeter systems around airports. However, we cannot assure you that any revenues will result from these negotiations.

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

          The IDF has tested our perimeter security products along with those of several of our competitors and our system and two competitor’s systems were the only systems to be approved for participation in the MOD’s bid for perimeter security systems.

          DreamBox

          The DreamBox is a state-of-the-art embedded hardware and software product which integrates a number of CCTV related applications into one box. The system is designed to be economical, as well as compact to save space, by avoiding the use of a complicated cable installation and integration. It contains twelve different applications, including a digital video and audio recording, video and audio matrix switcher, outdoor and indoor video motion detection system, or VMD, security management system, or SMS, and a transmission system.

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

          We refer to the DreamBox’s target market as an ‘add-on’ market for us, and believe that this product is substantially broadening our target markets. As an example, we entered the field of digital video recording, which is only one of many DreamBox applications.

          MTC-1500

          The MTC-1500 is an integrated thermal/daylight camera, specially designed for strategic sites and secured areas such as borders, airports, seaports, pipelines, refineries, communication centers, prisons, special operations and municipal surveillance. The all-weather sealed unit provides high resolution multi-sensor monitoring, utilizing an electro-optical video system which combines a micro bolometric thermal camera for night vision and a CCD camera for daylight use. This solution is able to detect human targets from more then 1500 meters under variable lighting, temperature and weather conditions- day or night, from sub-zero to very high temperatures- in rain, dust, sand or fog.

          MSS-1500

          The MSS-1500 is a rapidly-deployable, flexible, high-definition, surveillance system for use by surveillance and security forces. It monitors situations and detect intrusions and suspicious movements through high-quality optical and thermal cameras having a continuous operating capability of over 4 hours. The MSS-1500 is a stand-alone system consisting of a remote observation unit, self-sufficient power supply and command center. The system may be set up and be fully deployed in just 4 minutes. It is a vital resource in special surveillance situations, including criminal investigation, crowd and riot control and border patrol.

Security Management and Control Systems

          The deployment of multiple security systems creates the need for a system that can manage and control these systems through a single database. In response to this need, we offer MagNet and Fortis, security management and control systems that integrate the management, control and display of various security systems, both outdoor, such as perimeter security systems, and indoor, such as fire detection, entry monitoring and alarm systems, into a single, real-time database, and support real-time decision making and wide area command and control. These systems were developed to improve the response to real-time security events by sharing video and geographical information between the control center and security personnel acting in the field. Since their introduction, we have sold our security management systems and provided turnkey projects to several customers, including large international companies and international airports.

          Security Management System

          MagNet, our security management system, integrates the management, control and display of various security systems into a single, real-time database. MagNet, which is based on computer communications and controlled by a unique server developed by us, converts real-time data received from field units, analyzes that data and transmits operational commands accordingly. It also generates alarms to indicate problems with any connected security system and provides explanations as to the causes of the alarms. MagNet displays video pictures of the alarm source, using an advanced video matrix with a user-friendly interface. The operational commands transmitted by MagNet are routed back to the field units or to operator workstations which then convert these commands to visual information and allow the system operator to respond and influence the system’s operation.

          MagNet integrates various detection technologies, including infrared and microwave, and enables multiple operators to simultaneously control the system. It can serve and manage multiple security systems, sensors, detectors and controllers, and is unaffected by the distance between the various system components under its control. MagNet can integrate and control both outdoor security systems and indoor security systems, and its open architecture enables operation with systems manufactured by other manufacturers as well as those manufactured by us. Data can be entered into the MagNet system from anywhere in the world through the Internet, provided appropriate authorization exists. In addition, MagNet’s TCP/IP protocol and Ethernet boards, using the Windows NT operating system, allow the system to use a wide range of communications media, such as telephone lines, fiber optics and wireless communication. MagNet operates with, and can provide solutions for, various types of security configurations, as well as adaptations for additional and new security systems.

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

          Fortis’s target markets include governmental, institutional and large sensitive facilities, such as borders, airports, hospitals, power plants and water sources, as well as large manufacturing facilities requiring real-time control and protection.

Pipeline Security Systems

          As of end of 2006, there were an estimated three million miles of unprotected oil and gas pipelines worldwide. Although the need for securing these pipelines has been strongly recognized by the oil and gas industry for years, and in spite of increasing threats since the events of 9/11 and current instability in Iraq and elsewhere in the Middle East, there was no effective solution for securing buried pipes against damage caused by terror, sabotage, theft or other third party threats. We have identified the demand and have implemented a technology aimed at meeting this challenge. PipeGuard, our pipeline security system, provides a solution for securing buried assets and infrastructure, including oil and gas pipelines and buried communication lines such as fiber optic cables.

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

          In addition, in 2006 we started to market and sell PipeGuard to banks, to protect them from underground intrusions. Following a long and thorough market study, we determined that one of the major physical threats that banks worldwide currently face, are robberies of valuables contained in safes located below ground by the digging of tunnels beneath the bank’s building. PipeGuard has the ability to prevent underground intrusions into bank buildings and break-ins into bank’s safes and other secure areas. We identified this particular niche as one that carries a huge marketing potential for our PipeGuard system.

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

          Smart provides remote video verification services and remote video surveillance services. Smart verification systems are activated by an event, such as an illegal entry or tampering with property. Within seconds of an event being triggered by an intrusion, Smart systems automatically store the video images which are then sent to a central control room. The use of audio response to an event allows the control room operator to effectively stop a developing incident by broadcasting a warning message directed at the intruder. In addition, the control room operator can replay video images captured before and after the event to verify a criminal intrusion. Smart operators are then able to respond to the intrusion quickly and effectively by summoning police assistance or an entity’s appropriate internal security response team. Smart central monitoring station is able to provide instantaneous security responses across the U.S.

Marketing, Sales and Distribution

          We market products primarily to government agencies, government authorities and government-owned companies. However, the activities of certain of these government bodies are increasingly being privatized in jurisdictions throughout the world. We believe that our reputation as a vendor of high-security products in one of the world’s most security-conscious countries often provides us and our sales representatives with direct access to senior government and corporate officials in charge of security matters elsewhere.

          In 2006, our U.S. subsidiary opened a new marketing and sales office in Herndon, VA, adjacent to Washington Dulles Airport. This office is intended to serve the growing needs of local, state and federal Homeland Security requirements. This office focuses exclusively on providing a comprehensive security architecture for perimeter applications, which is comprised of command and control, physical security sensors, and intelligent video. The office hosts a “solution center” demonstrating several of our advanced sensor solutions for intrusion detection, pipeline infiltration, intelligent video surveillance, multi-sensor command and control, as well as integration of our leading perimeter sensors, with advanced intelligent video for real time decision support on the response to possible intrusions.

          In addition we distribute perimeter intrusion detection systems to private corporations. We attempt to initiate contacts with potential customers at trade shows, where we demonstrate our products and distribute promotional materials. After initial discussions, we generally seek to provide potential customers with products on a trial basis or in a small-scale installation. We believe that this affords prospective purchasers an opportunity to assess our products over a sustained period of time under realistic conditions. We have sales offices in the United Kingdom, Germany, Mexico, the United States, China, Romania and Poland.

The Fund for the Encouragement of Marketing Activities

          The Israeli Government, through the Fund for the Encouragement of Marketing Activities, awarded us grants for overseas marketing expenses. We are obligated to pay royalties to this fund at the rate of 3% of the increase in export sales, up to the amount of the grants we received. To date, we have received $253,000 in grants and as of December 31, 2006, our aggregate contingent obligation amounted to $82,000. In the years ended December 31, 2004, 2005 and 2006, we did not pay any royalties.

          Perimeter Intrusion Detection Systems

          We generally sell our perimeter intrusion detection systems to exclusive distributors for various geographic territories or for specific projects. These exclusive distributors then resell these products at prices negotiated with their respective customers. In some cases, however, we pay commissions on these third-party sales either to the distributor or to the sales representatives responsible for facilitating the transaction. In addition to marketing activities, some of our distributors also provide installation and maintenance services for our products. We currently have over 50 distributors who resell these systems. We occasionally use agents to find suitable distributors and pay finders’ fees to these agents for their services.

          For the last three years we have distributed our taut wire detection systems in the U.S. through our U.S. subsidiary, and an unaffiliated third party who was granted a non-exclusive right to distribute such systems in the U.S. and in Canada.

          Security Management and Control Systems, DreamBox and Turnkey Projects

          Our marketing efforts for our Security Management and Control Systems, DreamBox and turnkey projects consists of direct contacts with potential customers. We offer the MagNet, Fortis and DreamBox products primarily as part of comprehensive turnkey project solutions or, at the customer’s preference, as stand-alone products. We distribute our systems in the U.S. and Canada through our U.S. and Canadian subsidiaries.

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

          The following table shows the breakdown of our consolidated revenues for the calendar years 2004, 2005 and 2006 by operating segment:

	Year Ended December 31,

	2004	2005	2006

		(In thousands)
Perimeter products	$46,342	$40,143	$47,186
Projects	11,375	17,970	16,167
Video monitoring	2,060	2,897	3,358
Other	691	272	247

Total	$60,468	$61,282	$66,958

Customers

          The following table shows the geographical breakdown of our consolidated revenues for the calendar years 2004, 2005 and 2006:

	Year Ended December 31,

	2004	2005	2006

	(In thousands)

Israel	$9,617	$19,309	$26,385
U.S.	17,871	13,185	11,904
Canada	4,068	8,759	5,630
Romania	9,521	6,244	1,531
Europe (excluding Romania)	9,150	3,691	8,262
Mexico	4,049	3,165	7,456
Others	6,192	6,929	5,790

Total	$60,468	$61,282	$66,958

          For the years ended December 31, 2004, 2005 and 2006, revenues generated from sales to the MOD and the IDF, accounted for 7.8%, 23.9% and 33.7%, respectively, of our revenues. We cannot assure you that the MOD, IDF, or any of our other major customers will maintain their volume of business with us or that, if such volume is reduced, other customers generating similar revenues will replace the lost business. The loss of one or more of these existing customers without replacement by a customer or customers of similar volume would have a material adverse effect on our financial results.

Support and Maintenance

          Our systems are installed by us or by the customer after appropriate training, depending on the size of the specific project and the location of the customer’s facilities, as well as on the customer’s prior experience with our systems. We generally provide our customers with training on the use and maintenance of our systems. This training is conducted either on-site or at our facilities. In addition, some of our local perimeter security systems customers have signed maintenance contracts with us. For systems installed outside of Israel, maintenance is provided by an independent third party, by distributors or by the end user. We also provide services, maintenance and support on an “as needed” basis.

          We require distributors of our high-security perimeter systems to purchase a demonstration kit that includes full-scale models of our perimeter products, and to send technical personnel to Israel to participate in courses given by us that focus on the marketing, installation and servicing of our products.

          Similarly, with regard to our subsidiaries’ products, customer personnel are trained in product installation and maintenance either at the subsidiaries’ facilities or at the customer’s facility. Installation supervision and assistance are sometimes purchased along with the equipment. The life expectancy of a high-security perimeter system is approximately ten years. Consequently, many miles of perimeter systems need to be replaced each year.

          During 2006, we derived approximately 9% of our total revenues from maintenance and services. We generally provide a warranty on most of our products for defects for which we receive notice within 12-24 months of the delivery date of the product.

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

          Our research and development expenses during 2004, 2005 and 2006 were approximately $5.1 million, $5.4 million and $5.5 million respectively, of which royalty bearing grants from the Office of the Chief Scientist of the Israel Ministry of Industry, Trade and Labor, or the OCS, and investment tax credits, constituted approximately 8.0%, 3.0% and 2.9%, of such expenses. In addition to our own research and development activities, we also acquire know-how from external sources. We cannot assure you that any of our research and development projects will yield profitable results.

          We have the following three development centers, each of which develops various products and technologies based on its area of expertise:

—	in Israel, we develop a wide range of products including our taut wire, mechanical vibration, video and high-end SMS systems and PipeGuard;

—	in California, we develop our microphonic fence sensors as well as our microwave detection, personal alarm and small/medium and control systems; and

—

in Canada, we develop our leaky coax radar, triboelectric and fiber-optic fence sensors, electrostatic volumetric detection and medium to high-end control systems and personal emergency location systems.

          Office of the Chief Scientist of the Israel Ministry of Industry, Trade and Labor (“OCS”)

          We have historically sought co-financing of our development projects from the office of the Chief Scientist of the Israel Ministry of Industry, Track and Labor or the OCS. We are obligated to pay royalties to the OCS, amounting to 3%-4.5% of revenues derived from sales of the products funded with these grants, up to an amount equal to 100% of the grants received, linked to the U.S. dollar. All grants received after January 1, 1999 also bear interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales, no payment is required. We paid royalties amounting to $61,000, $83,000 and $79,000 in the years ended December 31, 2004, 2005 and 2006, respectively. As of December 31, 2006, our aggregate contingent obligation to the OCS amounted to $1.7 million.

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

Backlog

          As of May 31, 2007, our backlog amounted to approximately $30 million of which approximately $24.6 million is expected to be delivered by the end of 2007, $3.3 million is expected to be delivered by the end of 2008 and $2.1 million is expected to be delivered thereafter.

Manufacturing and Supply

          Our manufacturing operations consist of designing and developing our products, fabricating and assembling components and finished products, quality control and final testing. Substantially all of our manufacturing operations are currently performed at our plant in Yehud, Israel. See “Property, Plants and Equipment” below.

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

          Our Canadian manufacturing operations are located at our facility in Carp, Ontario, Canada and consist of design and development, assembly, final testing and quality control. We use local subcontractors for producing and mounting our printed circuit board assemblies.

          Our U.S. manufacturing operations are located at our facility in Fremont, California and consist of development and design, assembly, quality control and final testing. We use local subcontractors for producing and mounting our printed circuit board assemblies.

Competition

          The principal factors affecting competition in the market for security systems are a system’s high probability for detection and low probability of false and nuisance alarms. We believe that a manufacturer’s reputation for reliable equipment is a major competitive advantage, and that such a reputation will usually be based on the performance of the manufacturer’s installed systems. Additional competitive factors include quality of customer support, maintenance and price. We believe that we are competitive with respect to these factors and that we have a good reputation in the markets in which we compete.

          Several companies, including Elbit Systems Ltd., Elfar Ltd., RB-Tec Ltd., and GalDor Ltd. in Israel, and Detektion Security Systems Inc., Herras, ,Remsdaq, Del-Norte Security, Geoquip Ltd. and Siemens AG outside of Israel, produce high-security detection systems.

          There are a number of companies that have developed video motion detection systems, including Geutebruck GmbH, Adpro, Siemens AG, Io-image and Bosch.

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

Intellectual Property Rights

          We have approximately 46 patents issued and patent applications pending in the U.S. and in several other countries and have obtained licenses to use proprietary technologies developed by third parties. We cannot assure you:

—	that patents will be issued from any pending applications, or that the claims allowed under any patents will be sufficiently broad to protect our technology;

—	that any patents issued or licensed to us will not be challenged, invalidated or circumvented; or

—	as to the degree or adequacy of protection any patents or patent applications may or will afford.

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

          We have trademark rights associated with our use of Flash and Intelli-FLEX, and rights obtained by trademark registration for Flare, Perimitrax, Panther, Intelli-FIELD, Senstar, Senstar-Stellar and the Senstar-Stellar logo, Sentrax, Omnitrax and Xfield.

          In September 2006, we signed a non exclusive agreement with a third party for the right to use certain intangible assets such as know-how and patents for the production, sale and marketing of a perimeter security system based on fiber-optics that is primarily used to protect marine sites. The contract period is 2 years and we have the right to extend the contract for additional 5 years. The consideration for the license is $ 0.5 million, payable in 24 monthly installments. In addition, we will pay royalties based on a formula as defined in the agreement.

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

          We, or one of our subsidiaries, own 100% of the outstanding capital stock of our subsidiaries in Canada, United States, Germany, the Netherlands, Mexico, United Kingdom, Israel, Romania and Poland.

D.	Property, Plants and Equipment.

          Our principal facility in Israel is a two-story 2,533 square meter facility located on a 4,352 square meter parcel in the Yehud Industrial Zone. Approximately 600 square meters are devoted to administrative, marketing and management functions and approximately 700 square meters are used for engineering, system integration and customer service. We use the remaining 1,233 square meters for production management, production operations, including manufacturing, assembly, testing, warehousing, shipping and receiving. In accordance with Israeli law, this parcel of land is still registered in the name of the Israel Land Authority. We will be entitled to have title to the property recorded in our name when Israeli authorities subdivide the property into parcels. This procedure is a statutory requirement for transferring land ownership in Israel. In 2006, we leased a one-story 810 square meter facility located on a 1,820 square meter parcel in the Yehud Industrial Zone for $80,000 per year for use in production and operations. The products that we manufacture at our facilities in the Yehud Industrial Zone include our taut-wire intrusion detection systems, our vibration detection systems, our video-motion detection systems, MagNet, Fortis, DreamBox, PipeGuard, MTC-1500, MSS-1500 and other perimeter systems.

          We own a 33,000 square foot facility in Carp, Ontario, Canada. Approximately 7,000 square feet are devoted to administrative, marketing and management functions and approximately 8,000 square feet are used for engineering, system integration and customer service. We use the remaining 18,000 square feet for production operations, including cable manufacturing, assembly, testing, warehousing, shipping and receiving. In December 2004, we purchased an additional 182,516 square feet of vacant land adjacent to this property for future expansion. We also lease 358,560 square feet of land near this facility, for $2,500 per year for use as an outdoor sensor test and demonstration site for our products. The products manufactured at this facility include the Perimitrax/Panther 2000 and Omnitrex buried cable intrusion detection systems, the Intelli-Field electro static detection system, the X-Field volumetric system the Intelli-FLEX microphonic fence detection system, Flash and Flare, and various perimeter monitoring and control systems.

          We own a 20,000 square foot facility in Fremont, California. The products manufactured at this facility include Intelli-Wave, various sensors, the PAS personal alarm system and the MX control and monitoring center.

          We lease 2,793 square feet of office space in Herndon, Virginia at a cost of $5,586 per month. The lease commenced on December 1, 2006 and will end on November 30, 2010. We utilize this space, which houses marketing demo rooms, as a sales office for our US subsidiary.

          We lease 4,894 square feet of office space in Cresskill, New Jersey at a cost of $2,000 per month. The lease commenced on September 1, 2006 and terminates on June 30, 2007. We utilized this space for the sales and marketing of our Dreambox product.

          Smart leases 8,000 square feet of commercial space in College Point, New York at a cost of $10,677 per month. The lease, which commenced on October 1, 2003 and will terminate on September 30, 2008, is subject to a 3% annual rate increase. The lease is subject to a five year renewal option.

          We also lease small offices in Germany, the United Kingdom, Mexico, Romania and Poland for our sales and marketing entities.

          We believe that our facilities are suitable and adequate for our current operations and the foreseeable future.

ITEM 4A.	Unresolved Staff Comments

          Not applicable.

ITEM 5.	Operating and Financial Review and Prospects

          The following discussion of our results of operations and financial condition should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in Item 3.D. “Key Information–Risk Factors.”

Overview

          We develop, manufacture, market and sell complex computerized security systems. Our systems are used in more than 75countries to protect aircraft, national borders and sensitive facilities, including military bases, power plant installations, airports, postal facilities, prisons and industrial locations from terrorism, theft and other security threats. Our revenues are principally derived from:

—	a line of perimeter security systems, which automatically detect and locate intruders, identify the nature of intrusions and provide emergency notification;

—

turnkey projects based on security management, command and control systems, which integrate the management, control and display of various security systems into a single, real-time database and support real-time decision making and wide area command and control; and

—	video monitoring services.

          Economic and Other Factors

          The continued state of hostility between the State of Israel and the Palestinian Authority has caused the State of Israel to increase its efforts to protect its facilities and installations from unauthorized intrusions. In 2002, the Israeli Government announced the construction of a perimeter system to seal off parts of the West Bank to prevent Palestinian terrorists from entering Israel. In September 2002, we won 80% of the bids published by the MOD for the installation of intrusion detection systems along the seam-line between Israel and the West Bank. We received orders having a value of approximately $19 million to install intrusion detection systems along approximately 150 kilometers. As of December 31, 2004, this project was completed. In 2003, the Israeli Government resolved to extend the perimeter system and to continue construction along most of the remaining parts of the seam-line. However, following the UN resolution to refer the question of the legality of the seam-line perimeter systems to the International Court of Justice in Hague, an international opposition to the route selected by the Israeli government arose, causing the Israeli Government to change and shorten the route of the seam-line perimeter system. This opposition, as well as certain decisions of the Israeli Supreme Court, caused a halt in the building of the seam-line fence during 2004. In 2005 the Israeli Government approved a new seam-line fence route and the MOD renewed the work on the southern portion of the seam line. According to recent reports in the Israeli press, the majority of the remaining segments of the fence will be completed during 2007. Although we believe that we will record revenues from the seam line project in 2007, we cannot assure you that Israel will follow through with its decision to build the perimeter system along the seam-line, or if such perimeter system is constructed or rebuilt, that our products will be utilized.

Business Challenges/Areas of Focus

Our primary business challenges and areas of focus include:

—	continuing the growth of revenues and profitability of our perimeter security system line of products;

—	enhancing the introduction and recognition of our new products into the markets;

—	penetrating into new markets and strengthening our presence in existing markets;

—	succeeding in selling our comprehensive turnkey solutions; and

—	achieving operating profitability from our Smart subsidiary.

Discussion of Critical Accounting Policies

          The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the use of different assumptions would likely result in materially different results of operations. Critical accounting policies are those that are both most important to the portrayal of our financial position and results of operations, and require management’s most difficult, subjective or complex judgments. Although not all of our significant accounting policies require management to make difficult, subjective or complex judgments or estimates, the following policies and estimates are those that we deem most critical:

          Revenue Recognition

          We generate our revenues mainly from (1) installation of comprehensive security systems for which revenues are generated from long-term fixed price contracts; (2) sales of security products; and (3) services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts.

          Revenues from installation of comprehensive security systems are generated from fixed-price contracts according to which the time between the signing of the contract and the final customer acceptance is usually over one year. Such contracts require significant customization for each customer specific needs and, as such, revenues from these types of contracts are recognized using contract accounting on a percentage of completion method. Accounting for long-term contracts using the percentage-of-completion method stipulates that revenue and expense are recognized throughout the life of the contract, even though the project is not completed and the purchaser does not have possession of the project. Percentage of completion is calculated based on the “Input Method”.

          Project costs include materials purchased to produce the system, related labor and overhead expenses and subcontractor’s costs. The percentage to completion is measured by monitoring costs and efforts devoted using records of actual costs incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. The amounts of revenues recognized are based on the total fees under the agreements and the percentage to completion achieved. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. Until 2006, we never experienced a material cancellation for one of our projects.

          Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

          We believes that the use of the percentage of completion method is appropriate as we has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and the terms of settlement, including in cases of terminations for convenience. In all cases we expect to perform our contractual obligations and our customers are expected to satisfy their obligations under the contract.

          Fees are payable upon completion of agreed upon milestones and subject to customer acceptance. Amounts of revenues recognized in advance of contractual billing, are recorded as unbilled accounts receivable. The period between most instances of advanced recognition of revenues and the customers’ billing generally ranges between one to six months. At December 31, 2006, we recorded $5.4 million of such unbilled receivables.

          We sell security products to customers according to customers’ orders without installation work. The customers are not entitled to return the products. Revenues from security product sales are recognized when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectibility is probable.

          Services and maintenance are performed under either fixed-price based or time-and-materials based contracts. Under fixed-price contracts, we agree to perform certain work for a fixed price. Under time-and-materials contracts, we are reimbursed for labor hours at negotiated hourly billing rates and for materials. Related revenues from such service contracts are recognized as those services are performed or over the term of the related agreements provided that, an evidence of an arrangement has been obtained, fees are fixed and determinable and collectibility is reasonably assured.

          One of our subsidiaries provides security video monitoring services. The majority of its contracts are for a five year term and do not include terms that result in the transfer of title of the equipment to the customer. Under the contracts service is not dependent on specific equipment. The subsidiary’s obligation is related to the provision of monitoring services. The service contract does not meet the definition of a lease and as such the subsidiary recognizes monthly service fees over the term of the agreement.

          Deferred revenue includes unearned amounts under installation services, service contracts and maintenance agreements.

          Inventories

          Inventories are stated at the lower of cost or market value. We periodically evaluate the quantities on hand relative to historical and projected sales volumes, current and historical selling prices and contractual obligations to maintain certain levels of parts. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories, market prices lower than cost and adjusted revenue forecasts. Cost is determined as follows:

—	Raw materials, parts and supplies - using the “first-in, first-out” method.

—	Work-in-progress and finished products - on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

          During 2004, 2005 and 2006, we recorded inventory write-offs from continued operations in the amounts of $218,000, $420,000 and $760,000 respectively. Such write-offs were included in cost of revenues.

          During 2004, 2005 and 2006, we recorded inventory write-offs from discontinued operations in the amount of $6,000, $87,000 and $62,000, respectively. Such write-offs were included in our loss from discontinued operations, net.

          Income taxes

          We account for income taxes in accordance with Statement of Financial Accounting Standard No. 109 “Accounting for Income Taxes.” This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

          As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and we must establish a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Increases in the valuation allowance result in additional expense to be reflected within the tax provision in the consolidated statement of income. At December 31, 2006, we had a deferred tax asset of $2.3 million. We have total estimated available carryforward tax losses of $1.3 million to offset against future taxable income. Our subsidiaries in the United States and the United Kingdom have estimated total available carry-forward tax losses of $9.8 million and $0.9 million, respectively that may be used as an offset against future taxable profit for 16-20 years and an indefinite period, respectively. As of December 31, 2006, we recorded a full valuation allowance of our subsidiaries’ tax assets due to the uncertainty of their future realization.

          Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

          Goodwill

          Goodwill represents the excess of the costs over the net fair value of the assets of the businesses acquired. Goodwill is tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized.

          We test goodwill impairment on acquisition and at least annually thereafter or between annual tests in certain circumstances, we write down goodwill when impaired, Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flow.

          Significant estimates used in these methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reportable units. During 2004, 2005 and 2006, no impairment losses were identified.

          As of December 31, 2006, our goodwill amounted to $4.3 million which principally relates to our perimeter security systems segment.

          Impairment of long lived assets

          Our Group’s long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group of assets to the future undiscounted cash flows expected to be generated by the group of assets. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the group of assets exceeds their fair value. During 2004, 2005 and 2006, no impairment losses were identified.

          Functional Currency and Financial statements in U.S. dollars

          We have determined that our reporting currency is the dollar. We have determined that as of October 1, 2006 our functional currency has changed from the U.S. dollar to NIS. Translation adjustments resulting from translating our financial statements from the NIS to the dollar are reported as a separate component in shareholders’ equity.

          Accordingly, we had accumulated foreign currency translation income of approximately $2.4 million and $2.4 million that was included as part of “accumulated other comprehensive income” within our balance sheets at December 31, 2005 and 2006, respectively. During 2004, 2005 and 2006, foreign currency translation adjustments, net of $1.1 million, $87,000 and ($72,000), respectively, were included under “accumulated other comprehensive income.” Had we determined that the functional currency of our subsidiaries (not including our U.S. subsidiaries) was the U.S. dollar, these gains would have increased our income for each of the years presented.

          The first step in the translation process is to identify the functional currency for each entity included in the financial statements. The accounts of each entity are then “remeasured” in its functional currency. All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

          After the remeasurement process is complete the financial statements are translated into the reporting currency, which is the dollar, using the current rate method. Equity accounts are translated using historical exchange rates. All other balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the year. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

          Concentrations of credit risk

          Financial instruments that are potentially subject to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term bank deposits, marketable securities, unbilled accounts receivable, trade receivables, long-term trade receivables and long-term loans.

          Of our cash and cash equivalents, marketable securities and short-term and long-term bank deposits at December 31, 2006, $24.4 million is invested in major Israeli and U.S. banks, approximately $2.5 million is invested in other banks, mainly with Deutsche Bank, RBC Royal Bank and BBVA Bancomer. Cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. We believe that the financial institutions that hold our investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

        Marketable securities are comprised of investments in U.S. government debentures. We believe that minimal credit risk exists with respect to these marketable securities.

          The short term and long term trade receivables and the unbilled accounts receivable of our company and our subsidiaries are derived from sales to large and solid organizations located mainly in Israel, the United States, Canada, Mexico and Europe. We perform ongoing credit evaluations of our customers and to date have not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that we have determined to be doubtful of collection and in accordance with an aging policy. In certain circumstances, we may require letters of credit, other collateral or additional guarantees. During the years ended December 31, 2004, 2005 and 2006, we recorded $131,000, ($13,000) and $187,000 of expenses related to doubtful accounts, respectively. As of December 31, 2006, the allowance for doubtful accounts amounted to $493,000.

          The loan granted to a third party is secured by a personal guarantee of the beneficial owner. We believe that the loan is well secured, and accordingly, minimal credit risk exists with respect to this loan.

          We have no significant off-balance sheet concentration of credit risks, such as foreign exchange contracts or foreign hedging arrangements, except derivative instruments, which are detailed below.

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

          To protect against the change in the forecasted foreign currency cash flows of certain sale arrangements resulting from changes in the exchange rate during 2004, 2005 and 2006, we entered into forward contracts, to hedge portions of our forecasted revenue and unbilled accounts receivable denominated in Euros and Polish Zlotys. We have designated the forward instruments as cash flow hedges for accounting purposes.

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

          We determined that it is probable that a sales arrangement in Polish Zlotys and the related forecasted revenues and unbilled accounts receivable would not occur by the end of the specified time period. Accordingly, changes in the fair value of the forward contracts were recorded in financial expenses in the years ended December 31, 2005 and 2006.

          On October 1, 2006, we changed our functional currency from the dollar to NIS. From the date of change in functional currency, the hedge of the revenues in Euros is no longer effective. Changes in the fair value of the forward contracts from October 1, 2006 were charged to financial expenses.

          We recorded $ 0, $ 110,000 and $ 915,000 as financial expenses related to forward contracts transactions, in 2004, 2005 and 2006, respectively.

          Fair value of financial instruments

          The following methods and assumptions were used by us and our subsidiaries in estimating the fair value of our financial instruments:

—

The carrying amounts of cash and cash equivalents, marketable securities, short-term bank deposits, trade receivables, unbilled accounts receivable, short-term bank credit and trade payables approximate their fair value due to the short-term maturity of such instruments.

—

The carrying amount of our long-term trade receivables and long-term bank deposits approximate their fair value. The fair value was estimated using discounted cash flows analyses, based on our investment rates for similar types of investment arrangements.

—

The carrying amounts of our long-term bank debt are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. As of December 31, 2006, the fair value of our long-term borrowings was $5.3 million, compared to the carrying amount of $5.3 million. As of December 31, 2006, the fair value of our long-term borrowings was $ 8.2 million, compared to the carrying amount of $ 8.2 million.

Recent Accounting Pronouncements in the United States

          In July 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

          FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, “Accounting for Income Taxes” (“FAS 109”). This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

          FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

          FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. We have evaluated the effect of the adoption of FIN 48 on our financial statements, and expect that the adoption of FIN 48 will have an effect of approximately $200,000 on our financial statements.

          In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. The statements does not apply to accounting standard that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of adopting SFAS 157.

          In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We will adopt SFAS No. 159 no later than January 1, 2008. We have not yet determined the effect that the adoption of SFAS No. 159 will have on our consolidated financial statements.

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

          The following table presents, for the periods indicated, certain financial data expressed as a percentage of revenues:

	Year Ended December 31,

	2002	2003	2004	2005	2006

Revenues	100%	100%	100%	100%	100%
Cost of revenues	56	56	55	64	60

Gross profit	44	44	45	36	40

Operating expenses:
Research and development, net	7	8	8	9	8
Selling and marketing, net	20	20	21	21	18
General and administrative	11	9	9	10	10
Award granted by principal shareholders	-	-	2	-	-

Operating income (loss)	6	7	5	(4)	4
Financial expenses, net	-	(2)	(1)	(1)	(1)

Income (loss) before income taxes	6	5	4	(5)	3

	Year Ended December 31,

	2002	2003	2004	2005	2006

Income taxes (tax benefit)	2	1	2	-	2

Income (loss) from continuing operations	4	4	2	(5)	1
Income (loss) from discontinued operations, net	-	-	-	-	-

Net income (loss)	4%	4%	2%	(5)%	1%

Years ended December 31, 2005 and 2006

          Revenues. Revenues increased by 9.3% from $61.3 million in the year ended December 31, 2005 to $67 million in the year ended December 31, 2006. Revenues from sales of perimeter systems increased from $40.1 million in 2005 to $47.2million in 2006, an increase of 17.5%, mainly due to an order from the Israeli MOD to protect the Northern border of Israel.Revenues from security turnkey projects decreased by 10% from $18.0 million in 2005 to $16.2 million in 2006. Based on our backlog as of May 31, 2007 of approximately $30 million, our revenues in the first quarter of 2007 and our assessment of the market, we anticipate that revenue in 2007 will increase compared to our revenues in 2006.

          Cost of revenues. Cost of revenues increased from $39.2 million in the year ended December 31, 2005 to $40.2 million in the year ended December 31, 2006. Cost of revenues as a percentage of revenues was 63.9% in 2005 as compared with 60.1% in 2006 as a result of the expenses we incurred in 2005 in connection with a project in Eastern Europe that was cancelled. Due to the uncertainty in preventing the forfeiture of a performance bank guarantee, we included a provision of $1.4 million in respect of this guarantee in our financial statements for the year ended December 31, 2005,. In view of the settlement reached in the district court in Haifa, pursuant to which we paid the customer approximately $700,000 of the disputed amount and the balance will be repaid only if we are found liable for damages exceeding the amount paid by us. In view of the above, we cancelled the balance of the provision made in our financial statements in 2006.We anticipate that our cost of revenues as a percentage of revenues will decrease in 2007.

          Gross profit. Gross profit increased from $22.1 million in the year ended December 31, 2005 to $26.7 million for the year ended December 31, 2006, primarily as a result of the expenses we incurred in 2005 in connection with the cancellation of the project Eastern Europe.

          Research and development expenses, net. Research and development expenses, net for the year ended December 31, 2006 increased to $5.4 million from $5.3million for the year ended December 31, 2005, an increase of 2.1%, Research and development expenses, net amounted to 8.6% of revenues in 2005, compared to 8.0% in 2006. Royalty bearing grants and investment tax credits totaled $162,000 in both 2005 and 2006. We expect that our net research and development expenditures as a percentage of revenues will remain the same in 2007.

          Selling and marketing expenses, net. Selling and marketing expenses, decreased from $13.2 million for the year ended December 31, 2005 to $12.1 million for the year ended December 31, 2006, a decrease of 8.4%. The decrease in selling and marketing expenses in 2006 was primarily due to a decrease in commissions paid in connection with our projects. Selling and marketing expenses amounted to 21.5% and 18.0% of revenues in each of 2005 and 2006, respectively. We expect that our selling and marketing expenses as a percentage of revenues will remain at the same level in 2007.

          General and administrative expenses. General and administrative expenses increased from $6.0 million for the year ended December 31, 2005 to $6.5 million for the year ended December 31, 2006, an increase of 9.6%. The increase in general and administrative expenses was due to $200,000 increase in expenses related to doubtful accounts and due to expenses related to our compliance with the requirements of the Sarbanes-Oxley Act. General and administrative expenses amounted to 9.7% of revenues in 2005 compared to 9.8 % in 2006.We expect that our general and administrative expenses will increase in 2007 due to the costs associated with our compliance with the requirements of the Sarbanes-Oxley Act.

          Financial expenses, net. Financial expenses, net increased from $800,000 for the year ended December 31, 2005 to $851,000 for the year ended December 31, 2006, an increase of 6.4%. We have determined that as of October 1, 2006 our functional currency changed from the U.S. dollar to NIS. The U.S. dollar remains our reporting currency. This change resulted in us incurring additional financial expenses in the fourth quarter of 2006.

          Income taxes (tax benefit). We recorded a tax benefit of $23,000 for the year ended December 31, 2005, primarily as a result of the loss incurred in 2005, compared to income tax expenses of $948,000 for the year ended December 31, 2006. The effective tax rate increased due to the fact that the income for taxes was based on the utilization of the US dollar as our functional currency, therefore the decrease in the income due to the change in our functional currency is not tax deductible. In addition the deferred taxes include a valuation allowance recorded in connection with our US operations.

Years ended December 31, 2004 and 2005

          Revenues. Revenues increased by 1.3% from $60.5 million in the year ended December 31, 2004 to $61.3 million in the year ended December 31, 2005. Revenues from sales of perimeter systems were $46.3 million in 2004 as compared with $40.1 million in 2005, a decrease of 13.4%. mainly due to decrease of sales in the U.S. market. Revenues from security turnkey projects increased by 58.0% from $11.4 in 2004 to $18.0 million in 2005 reflecting an increase in the number of projects in Canada.

          Cost of revenues. Cost of revenues increased from $33.2 million in the year ended December 31, 2004 to $39.2 million in the year ended December 31, 2005. Cost of revenues as a percentage of revenues was 55.0% in 2004 as compared with 63.9% in 2005 as a result of changes in the mix of our revenues and the expenses we incurred in connection with a project in Eastern Europe that was cancelled, including the provision of $1.4 million reserve arising from customer’s demand for payment under a performance bank guarantee.

          Gross profit. Gross profit decreased from $27.2 million for the year ended December 31, 2004 to $22.1 million in the year ended December 31, 2005, primarily as a result of expenses incurred in connection with the cancelled project in Eastern Europe. Our expenses related to the project were included in the cost of revenues. Due to the uncertainty, we did not recognize any revenues from this project or reimbursement by the customer for these expenses.

          Research and development expenses, net. Research and development expenses, increased 12.4% from $4.7 million for the year ended December 31, 2004 to $5.3 for the year ended December 31, 2005, mainly due to our continued investment in the products that we launched in 2004 and in new products. Research and development expenses, net amounted to 7.7% in 2004 compared to 8.6% of revenues in 2005. Royalty bearing grants and investment tax credits decreased from $405,000 in 2004 to $162,000 in 2005. We did not apply for any new royalty bearing grants from the Chief Scientist in 2005.

          Selling and marketing expenses, net. Selling and marketing expenses, increased from $12.5 million for the year ended December 31, 2004 to $13.2 million for the year ended December 31, 2005, an increase of 5.3%. The increase in selling and marketing expenses in 2005 was primarily due to increased marketing and selling expenses for products first introduced in 2004, especially the DreamBox, and the increase in commissions paid in connection with our projects. Selling and marketing expenses amounted to 20.7% and 21.5% of revenues in each of 2004 and 2005, respectively.

          General and administrative expenses. General and administrative expenses increased from $5.8 million for the year ended December 31, 2004 to $6.0 million for the year ended December 31, 2005, an increase of 3.3%.. General and administrative expenses amounted to 9.5% of revenues in 2004 compared to 9.7% in 2005.The increase in general and administrative expenses was due to a $255,000 increase of in the amortization of deferred stock compensation.

          Financial expenses, net. Financial expenses, net increased from $762,000 for the year ended December 31, 2004 to $800,000 for the year ended December 31, 2005.

          Income taxes (tax benefit). We recorded income taxes of $1.1 million for the year ended December 31, 2004, as compared with a tax benefit of $23,000 for the year ended December 31, 2005, primarily as a result of the loss we incurred in 2005.

Quarterly Results of Operations

          The following tables set forth certain unaudited quarterly financial information for the two years ended December 31, 2006. The data has been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this annual report and include all necessary adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation. The operating results for any quarter are not necessarily indicative of results for any future periods.

	Three months ended

	2005				2006

	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,

Consolidated Statement of Income Data:
Revenues	$13,726	$13,238	$15,761	$18,557	$13,472	$14,874	$16,160	$22,452
Cost of revenues	7,459	8,865	9,817	13,013	7,763	8,661	9,276	14,531

Gross profit	6,267	4,373	5,944	5,544	5,709	6,213	6,884	7,921

Operating expenses:
Research and development, net	1,156	1,276	1,337	1,496	1,200	1,450	1,152	1,576
Selling and marketing, net	2,726	3,340	3,503	3,611	2,583	2,702	2,830	3,964
General and administrative	1,413	1,438	1,367	1,743	1,447	1,416	1,674	1,996
Total operating expenses	5,295	6,054	6,207	6,850	5,230	5,568	5,656	7,536

Operating income (loss)	972	(1,681)	(263)	(1,306)	479	645	1,228	385
Financial expenses, net	(329)	(37)	(119)	(315)	(154)	(226)	(260)	(212)

Income (loss) before income taxes	643	(1,718)	(382)	(1,621)	325	419	968	173
Income taxes (tax benefit)	318	(170)	(27)	(144)	153	118	345	332

Income (loss) from continuing operations	325	(1,548)	(355)	(1,477)	172	301	623	(159)
Loss from discontinued operations, net	(31)	(24)	(21)	(80)	(23)	(32)	-	(73)

Net income (loss)	294	(1,572)	(376)	(1,557)	149	269	623	(231)

Consolidated Statement of Income Data, expressed as a percentage of revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	54.3	67.0	62.3	70.1	57.6	58.2	57.4	64.7

Gross profit	45.7	33.0	37.7	29.9	42.4	41.8	42.6	35.3

Operating expenses:
Research and development, net	8.4	9.6	8.5	8.0	8.9	9.8	7.1	7.0
Selling and marketing, net	19.9	25.2	22.2	19.5	19.2	18.2	17.5	17.7
General and administrative	10.3	10.9	8.7	9.4	10.7	9.5	10.4	8.9
Award granted by principal shareholders	-	-	-	-	-	-	-	-

Total operating expenses	38.6	45.7	39.4	36.9	38.8	37.5	35.0	33.6

Operating income (loss)	7.1	(12.7)	(1.7)	(7.0)	3.6	4.3	7.6	1.7
Financial expenses, net	(2.4)	(0.3)	(0.7)	(1.7)	(1.2)	(1.5)	(1.6)	(0.9)

Income (loss) before income taxes	4.7	(13.0)	(2.4)	(8.7)	2.4	2.8	6.0	0.8

Income taxes (tax benefit)	2.3	(1.3)	(0.1)	(0.7)	1.1	0.8	2.1	1.5

Income (loss) from continuing operations	2.4	(11.7)	(2.3)	(8.0)	1.3	2.0	3.9	(0.7)
Loss from discontinued operations, net	(0.2)	(0.2)	(0.1)	(0.4)	(0.2)	(0.2)	(0.0)	(0.3)

Net income (loss)	2.2%	(11.9)%	(2.4)%	(8.4)%	1.1%	1.8%	3.9%	(1.0)%

Seasonality

          Our operating results are characterized by a seasonal pattern, with a higher volume of revenues towards the end of the year and lower revenues in the first part of the year. This pattern, which is expected to continue, is mainly due to two factors:

—	our customers are mainly budget-oriented organizations with lengthy decision processes which tend to mature late in the year; and

—	due to weather and other conditions, payments are often postponed from the first quarter to subsequent quarters.

          See also Item 3.D. “Key Information–Risk Factors.” Our revenues are dependent on government procurement procedures and practices, and because we receive large product orders from a relatively small number of customers, our revenues and operating results are subject to substantial periodic variations.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

          Exchange rate fluctuations between the NIS and the dollar, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparison of our results. In 2002 and 2005, the rate of devaluation of the NIS against the dollar was 7.3% and 6.8% respectively, while in 2003, 2004 and 2006, the NIS appreciated in value in relation to the dollar by 7.6% and 1.6% and 8.2% respectively. A portion of our expenses, primarily labor expenses, is incurred in NIS and a part of our revenues are quoted in NIS. Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS. Our results may be adversely affected by the devaluation of the NIS in relation to the dollar (or if such devaluation is on lagging basis), if our revenues in NIS are higher than our expenses in NIS and/or the amount of our assets in NIS are higher than our liabilities in NIS. Alternatively, our results may be adversely affected by an appreciation of the NIS in relation to the dollar (or if such appreciation is on a lagging basis), if the amount of our expenses in NIS are higher than the amount of our revenues in NIS and/or the amount of our liabilities in NIS are higher than our assets in NIS.

          The following table presents information about the rate of devaluation of the NIS against the dollar:

Year ended December 31,	Israeli inflation rate %	NIS devaluation rate %	Israeli inflation adjusted for devaluation %

2002	6.5	7.3	(0.8)
2003	(1.9)	(7.6)	5.7
2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	8.1

          Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. We are also subject to exchange rate fluctuations related to our activities in Canada. During the years ended December 31, 2004 and 2005, foreign currency fluctuations had an adverse impact on our results of operations, and our foreign exchange losses, net were $120,000 and $145,000 respectively. During the year ended December 31, 2006, our foreign exchange gains, net were $276,000. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

          To protect against the change in the forecasted foreign currency cash flows of certain sale arrangements resulting from changes in the exchange rate, during 2004, 2005 and 2006 we entered into forward contracts in order to hedge portions of our forecasted revenue and unbilled accounts receivable denominated in Euros and Polish Zlotys. We have designated the forward instruments as cash flow hedges for accounting purposes.

          For derivative instruments designated as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earning.

          We determined that it is probable that our sales arrangement in Polish Zlotys and the related forecasted revenues and accounts receivable will not occur by the end of the specified time period. Accordingly, changes in the fair value of the forward contracts were recorded in financial expenses in the years ended December 31, 2005 and 2006.

          On October 1, 2006, we changed our functional currency from the dollar to NIS. From the date of change in functional currency, the hedge of the revenues in Euros is no longer effective. Changes in the fair value of the forward contracts from October 1, 2006 were charged to financial expenses.

          We recorded $0, $110,000 and $915,000 as financial expenses related to forward contracts transactions, in 2004, 2005 and 2006, respectively.

Effective Corporate Tax Rate

          Israeli companies are generally subject to income tax on their worldwide taxable income. The applicable rate for 2006 was 31%, which was reduced to 29% in 2007, and will be further reduced to 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. However, certain of our manufacturing facilities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended, commonly referred to as the Investment Law, and, consequently, are eligible, subject to compliance with specified requirements, for tax benefits beginning when such facilities first generate taxable income. The tax benefits under the Investment Law are not available with respect to income derived from products manufactured outside of Israel. We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities. Subject to certain restrictions, we are entitled to a tax exemption in respect of income derived from our approved facilities for a period of two years, commencing in the first year in which such income is earned, and will be entitled to a reduced tax rate of 10% to 25% for an additional five to eight years if we qualify as a foreign investors’ company. If we do not qualify as a foreign investors’ company, we will instead be entitled to a reduced rate of 25% for an additional five years, rather than eight years. A foreign investors’ company is defined in the Investment Law as a company in which more than 25% of its shareholders are non-Israeli residents. Pursuant to the Investment Law, a foreign investors’ company may enjoy benefits for a period of up to ten years, (the actual length of the benefits period is graduated based on the percentage of foreign ownership).

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

          As of December 31, 2006, our subsidiaries in the United States and the United Kingdom had estimated total available carry forward tax losses of $9.8 million and $0.9 million, respectively, to offset against future taxable income for 16 to 20 years and an indefinite period, respectively. A full valuation allowance was recorded due to the uncertainty of the tax assets’ future realization. Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state tax law provisions. The annual limitation may result in the expiration of net operating losses before utilization.

          We are contesting a tax assessment for the years 2001-2004. In December 2006, the Israeli Tax Authority issued a tax assessment, for the year 2001 in the amount of approximately $850,000, including interest and linkage differences. We submitted an objection to this assessment and are currently negotiating with the Israeli Tax Authority with respect to the assessment. In our management’s opinion, we have good arguments against this assessment and believe that it is more likely than not that we will not have to pay this amount, and therefore did not record a provision regarding this assessment.

B.	Liquidity and Capital Resources

General

          Our ongoing liquidity requirements arise primarily from our need to service debt and provide working capital. From our inception until our initial public offering in March 1993, we financed our activities mainly through cash flow from operations and bank loans. In March 1993, we received proceeds of $9.8 million from an initial public offering of 1,380,000 ordinary shares. In February 1997, we raised $9.4 million from a follow-on offering of 2,085,000 ordinary shares. In April 2005, we raised an additional $14.9 million from a follow-on offering of 1,700,000 ordinary shares. The proceeds from these offerings together with cash flow from operations and our credit facilities are our main sources of working capital.

          Our working capital at December 31, 2005 was $35.5 million compared to $39.7 million at December 31, 2006. Cash and cash equivalents amounted to $10.1 million at December 31, 2005 compared to $4.9 million at December 31, 2006. Short-term and long-term bank deposits and marketable securities amounted to $18.9 million at December 31, 2005 compared to $22.1 million at December 31, 2006. Our cash and cash equivalents, short and long-term bank deposits and marketable securities are held mainly in U.S. dollars.

          We expect to fund our short-term liquidity needs, including our obligations under our credit facilities, other contractual agreements and any other working capital requirements, from cash and cash equivalents, operating cash flow and our credit facilities. We believe that our current cash and cash equivalents, including bank deposits, marketable securities and our expected cash flow from operations in 2007 will be sufficient to meet our planned cash requirements through 2007.

Cash Flows

          The following table summarizes our cash flows for the periods presented:

	Years ended December 31,

	2004	2005	2006

	(in thousands)

Net cash provided by (used in) continuing operations	$3,988	$(3,820)	$(1,560)
Net cash provided by (used in) discontinued operations	(310)	(319)	184

Net cash provided by (used in) operating activities	3,678	(4,139)	(1,376)
Net cash provided by (used in) investing activities	512	(15,248)	(5,248)
Net cash provided by financing activities	3,096	17,269	1,688
Effect of exchange rate changes on cash and cash equivalents	289	253	(255)
Increase (decrease) in cash and cash equivalents	7,575	(1,865)	(5,191)
Cash and cash equivalents at the beginning of the year	4,389	11,964	10,099

Cash and cash equivalents at the end of the year	$11,964	$10,099	$4,908

          Net cash provided by operating activities was approximately $3.7 million in the year ended December 31, 2004, compared to net cash used in operating activities of approximately $4.1 million and $1.4 million in the years ended December 31, 2005 and 2006, respectively. Net cash provided by operating activities in the year ended December 31, 2004 was primarily attributable to net income of $1.1 million, depreciation and amortization of $2.0 million, a decrease in trade receivables of $4.0 million, an award to employees of $1.2 million that was paid by our principal shareholders and an increase in other accounts payable and accrued expenses of $880,000, which was offset by a $4.1 million increase in unbilled accounts receivable a $2.0 million increase in trade payables and a $552,000 increase in inventories. Net cash used in operating activities in the year ended December 31, 2005 was primarily attributable to a net loss of $3.2 million, an increase in trade receivables of $9.0 million, an increase in deferred income taxes of $1 million, an increase in unbilled accounts receivable of $2.8 million and an increase in other accounts receivable and prepaid expenses of $599,000, which was offset in part by an increase in customer advances of $4.0 million, a $3.1 million increase in trade payables, an increase in other accounts payable and accrued expenses of $2.2 million, depreciation and amortization of $2.0 million and a $1.7 million decrease in inventories. Net cash used in operating activities in the year ended December 31, 2006 was primarily attributable to an increase in trade receivables of $4.0 million, an increase in inventories of $2.7 million, a return of $2.8 million of customer advances and a decrease in trade payables of $681,000, which was offset in part by net income of $810,000, depreciation and amortization of $2.2 million, a decrease in unbilled accounts receivable of $3.5 million, an increase in other accounts payable and accrued expenses of $741,000 and a $533,000 decrease in other accounts receivable and prepaid expenses.

          Net cash provided by investing activities was approximately $512,000 for the year ended December 31, 2004, compared to net cash used in investing activities of approximately $15.2 million and $5.2 million for the years ended December 31, 2005 and 2006, respectively. In the year ended December 31, 2004 we purchased property and equipment of $4.9 million and purchased $3.0 million of long-term bank deposits with the proceeds from the sale of $8.4 million of short-term bank deposits. In the year ended December 31, 2005 we purchased $16.7 million of short-term deposits and $2.7 million of property and equipment, which purchases were offset by proceeds of $3.0 million from the redemption of structured notes and $1.2 million from the sale of long-term deposits. In the year ended December 31, 2006, we purchased property and equipment of $1.4 million, purchased $8.2 million of marketable securities, invested $622,000 in a long term loan and purchased know how and patents for $323,000 with the proceeds from the sale of marketable securities of $5.2 million.

          In the year ended December 31, 2004 net cash provided by financing activities of $3.1 million was primarily attributable to our incurring short-term bank credit of $2.9 million and receiving $1.0 million from the exercise of employee stock options, which was offset in part by the payment of $401,000 in dividends and the principal payment of $365,000 in long-term bank loans. In the year ended December 31, 2005, net cash provided by financing activities of $17.3 million was primarily attributable to the receipt of net proceeds of $14.9 million from the issuance of ordinary shares, $2.4 million from short-term bank credit and $1.8 million from proceeds of long-term loans, which was offset in part by the repayment of $1.7 million of long-term bank loans. In the year ended December 31, 2006, net cash provided by financing activities of $1.7 million was primarily attributable to $3.2 million from proceeds of long-term loans and our receipt of $163,000 from the exercise of employee stock options, which was offset in part by $1.4 million from short-term bank credit and, the repayment of $306,000 of long-term bank loans.

          Capital expenditures in 2004, 2005 and 2006 were principally for equipment for Smart, computers, other machinery and equipment and for expanding our facilities. We estimate that our capital expenditures for 2007 will total approximately $2.7 million, of which approximately 67% will be spent in Israel, 27% in the U.S. and Canada and 6 % in other countries. We expect to finance these expenditures primarily from our cash and cash equivalents, operating cash flow and our credit facilities. However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions, changes in the demand for our products and the risks and uncertainties involved in doing business in Israel.

Credit Lines and Other Debt

          We currently have credit lines with Bank Leumi Le-Israel B.M., or BLL, Union Bank of Israel Ltd., or Union Bank, Mizrahi Tefahot Bank B.M., or MTB, and Bank Hapoalim B.M. totaling $46.4 million in the aggregate. There are no restrictions as to our use of any of these credit lines. We agreed not to pledge any of our assets without the consent of these banks. In addition, in connection with two of these credit lines, a fixed charge was placed on our physical plant in Israel by each of BLL and Union Bank, each of which ranks pari-passu with the other.

          We have undertaken to maintain the following financial ratios and terms in respect of our credit lines with each of BLL, Union Bank and MTB:

—	A ratio of at least 40% of shareholders’ equity out of the consolidated total assets;

—	Minimal annual consolidated net income in the amount of $1 million; and

—	The same shareholders maintain the core of control in our company.

          As of December 31, 2006, we were not in compliance with the requirement under our credit lines with BLL, Union Bank and MTB that we have annual consolidated net income of $1 million. BLL, Union Bank and MTB have agreed to waive such requirement for 2006 and informed us that they will not require us to immediately repay our outstanding indebtedness as a result of such non-compliance. In addition BLL, Union Bank and MTB have agreed to cancel their requirement that we maintain the above- mentioned financial ratios and terms.

          Our loans under these credit lines are generally denominated in dollars. However, we may occasionally have short-term NIS-denominated loans.

          In addition, our subsidiaries currently have credit lines with Bank Leumi USA, Royal Bank of Canada and Deutsche Bank totaling $9.0 million in the aggregate.

          Our Canadian subsidiary, has undertaken to maintain general covenants and the following financial ratios and terms in respect of its outstanding credit lines:

—	A quick ratio of not less than 1.25;

—	A ratio of total liabilities to tangible net worth of not greater than 0.75; and

—	Tangible net worth of at least $9.0 million.

          As of December 31, 2006, our Canadian subsidiary was in compliance with these ratios and terms.

          As of December 31, 2006, we had approximately $18.8 million available under our credit lines. In addition, our subsidiaries had approximately $2.5 million available under their credit lines.

          As of December 31, 2006, our outstanding balances under our credit lines consisted of:

—	Short-term NIS-denominated loans of approximately $3.4 million, bearing an average interest at a rate of 5.85%;

—	Short-term dollar-denominated loans of approximately $13.6 million, bearing an average interest at a rate of 5.71%;

—	Long-term dollar-denominated loans of approximately $3.0 million, bearing an average interest at a rate of 5.87%;

—	Several bank performance and advance payment guarantees totaling approximately $6.5 million, at an annual cost of 0.5%-1.0%; and

—	Forward contracts of approximately $1.1 million.

          As of December 31, 2006, our subsidiaries had an aggregate of $5.2 million in long-term loans as follows:

—	$2.5 million, bearing interest at a fixed annual rate of 6.06%. This loan is due in one installment in July 2008;

—	$500,000, bearing interest at an annual rate of 6.63% and collateralized by the assets of our US subsidiary, Magal Senstar Inc., or MSI. This loan is due in one installment in July 2008;

—	$500,000, bearing interest at an annual rate of 5.8% and collateralized by MSI’s assets. This loan is due in one installment in July 2008;

—	$674,000, bearing interest at a fixed rate of 5.45%. The loan is payable in 20 quarterly installments of $47,200, commencing February 2006. We have guaranteed the full amount of this loan; and

—	$980,000, bearing interest at a fixed rate of 5.45%. The loan is due in one installment in November 2010. We have guaranteed the full amount of this loan.

          In connection with the related loans listed immediately above, Bank Leumi USA placed a $3.0 million fixed charge on our deposits with that bank.

          The two $500,000 promissory notes issued to Bank Leumi USA both contain covenants that require us to maintain $1.0 million in deposits at all times, otherwise the interest rate on the notes become the bank’s rate plus 0.25% until the minimum deposit is maintained.

C.	Research and Development, Patents and Licenses.

Government Grants

          We participate in programs sponsored by the Israeli Government for the support of research and development activities. In the years ended December 31, 2004, 2005 and 2006, we obtained $228,000, $8,000 and $0, respectively, of royalty-bearing grants from the OCS for certain of our research and development projects. We are obligated to pay royalties to the OCS amounting to 3%-4.5% of revenues derived from sales of the products funded with these grants, up to 100% of the grants received, linked to the U.S. dollar. All grants received after January 1, 1999 will also bear interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales no payment is required.

          Royalties paid to the OCS amounted to $61,000, $83,000 and $79,000 in the years ended December 31, 2004, 2005 and 2006, respectively.

          As of December 31, 2006, we had a contingent obligation to pay royalties of approximately $1.7 million to the OCS upon the successful sale of products developed using research and development programs sponsored by the OCS.

          The Israeli Government, through the Fund for the Encouragement of Marketing Activities, or the Fund, awarded us grants for overseas marketing expenses. We are obligated to pay royalties to this fund at the rate of 3% of the increase in export sales, up to the amount of the grants we received. To date, we have received $253,000 in grants from the Fund and, during the years ended December 31, 2004, 2005 and 2006, we did not pay any royalties. As of December 31, 2006, we had a remaining contingent obligation to the Fund of $82,000.

Investment Tax Credit

          Our Canadian and U.S. subsidiaries are eligible for investment tax credits on their research and development activities and on certain current and capital expenditures. During the years ended December 31, 2004, 2005 and 2006, they recognized $177,000, $154,000 and $162,000, respectively, of investment tax credits as a reduction of research and development expenses. Our subsidiaries have available investment tax credits of approximately $208,000 to reduce future federal Canadian income taxes payable. These credits will expire in 2016 through 2023. See also Item 4.B. “Information on the Company–Business Overview–Research and Development; Royalties.”

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

          For additional discussion of the information required by this item see “Operating and Financial Review and Prospects–Operating Results” and “Operating and Financial Review and Prospects–Liquidity and Financial Resources” above.

E.	Off-Balance Sheet Arrangements.

          At December 31, 2006, we have guaranteed the advance payments and the performance of our work to certain of our customers (usually government entities). Such guarantees are required by contract for our performance during the installation and operational period of projects throughout Israel and the rest of the world. The guarantees for installation typically expire soon after certain milestones are met and guarantees for operations typically expire proportionally over the contract period. The maximum potential amount of future payments we could be required to make under our guarantees at December 31, 2006 and March 31, 2007 were $6.5 million and $6.6 million, respectively. We have not recorded any liability for such amounts, as we expect that our performance will be acceptable and to date, no performance bank guarantees have been exercised against us except with respect to our dispute relating to the project in Eastern Europe. See Item 8.A - “ Consolidated Statements and Other Financial Information-Legal Proceedings.”

F.	Tabular Disclosure of Contractual Obligations.

          The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2006 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period (in thousands)

	Total	less than 1 year	1-2 Years	3-5 Years	more than 5 years

Long-term bank debt obligations	$8,194	$795	$5,116	$2,283	$-
Capital (finance) lease obligations	-	-	-	-	-
Operating lease obligations	1,376	596	712	68	-
Purchase obligations	300	300	-	-	-
Other long-term liabilities reflected on our balance sheet under U.S. GAAP	2,702	-	178	-	2,524
Total	$12,572	$1,691	$6,006	$2,351	$2,524

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management.

          Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position

Jacob Even-Ezra	76	Chairman of the Board
Izhar Dekel	55	President Chief Executive Officer and Director
Yehezkel Farber	66	Vice President – Operations
Zvi Dank	57	Vice President – Research and Development
Raya Asher	39	Vice President – Finance, Chief Financial Officer and Secretary
Asaf Even-Ezra	41	Vice President – Israel and West European Marketing
Dany Pizen	55	Vice President – East European and CIS Marketing
Ofer Katz	58	Vice President – Aviation Security
Raffi Netzer	44	Vice President – Africa and Latin America Marketing
Yehonatan Ben- Hamozeg	48	Vice President – Integrated Systems Development
Nathan Kirsh	75	Director
Jacob Nuss	59	Director
Jacob Perry	63	Director and Deputy Chairman of the Board
Zeev Livne	62	Director
Shaul Kobrinsky	55	Outside Director
Anat Winner	48	Outside Director

          Messrs. Even-Ezra, Dekel, Kirsh, Nuss, Perry and Livne will serve as directors until our 2007 Annual General Meeting of Shareholders. Mr. Kobrinsky and Mrs. Winner will serve as outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms until our 2007 annual general meeting of shareholders, following which their service may be renewed for only one additional three-year term.

          Jacob Even-Ezra and Asaf Even-Ezra are father and son. Izhar Dekel is Jacob Even-Ezra’s son-in-law and Asaf Even-Ezra’s brother-in-law. Other than these relationships, there are no other family relationships among our directors and senior executives.

          Jacob Even-Ezra has served as our chairman of the board since 1984. From 1984 until 2006 he also served as chief executive officer since, and from 1987 until 1990 he served as our president as well. He is currently a member of the Executive Council and the Management Committee of Tel-Aviv University. From 1985 to 1988, Mr. Even-Ezra was also chairman of the Israel Export Institute. Mr. Even-Ezra holds a B.Sc. in Electrical Engineering from Israel Institute of Technology, or the Technion. Recently, Mr. Even Ezra notified our board that he intends to retire from his position as Chairman not later than December 31, 2007, but will continue to serve as a member of our board. Upon Mr. Evan Ezra’s retirement, Mr. Jacob Perry will become the Chairman of the Board.

          Izhar Dekel has served as our president since 1990, as our chief executive officer since 2006 and as a director since 1993. Mr. Dekel served as our finance manager from 1984 to 1990. Mr. Dekel holds an M.B.A. and a B.A. in Economics and International Relations from the Hebrew University of Jerusalem.

          Yehezkel Farber has served as our vice president - operations since 1986. Previously Mr. Farber served as the manager of the customer systems department of IAI.

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

          Dany Pizen has served as our vice president - East European and CIS marketing since 1995. Before joining us, Mr. Pizen served as vice president of business development of Eldor Electronics Ltd., before which he served for 20 years in the IDF and retired as a Lieutenant Colonel. Mr. Pizen holds a B.A. in Social Science from Bar Ilan University.

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

          Yehonatan Ben- Hamozeg has served as our vice president – Integrated Systems Development since 2002. Before joining us, Mr. Ben Hamozeg served in the IDF for 24 years and retired as a Colonel. Mr. Ben Hamozeg holds an M.B.A. in Business Management and a B.A. in Economics and Statistics from Haifa University.

          Nathan Kirsh has served as a director since 1984. Mr. Kirsh is an independent investor. Mr. Kirsh serves as one of the trustees of the Eurona Foundation, the beneficial owner of 100% of the ordinary shares of our company that are held by Mira Mag Inc. Mr. Kirsh holds a B.S. in Commerce from the University of Witwatersrand, Johannesburg.

          Jacob Nuss has served as a director since 1993. Mr. Nuss currently serves as the vice president - internal auditing of IAI, and served as IAI’s deputy vice president - internal auditing from 1999 to 2003. From 1993 to 1999, Mr. Nuss served as the director of finance of IAI’s electronics group. From 1991 to 1993, Mr. Nuss served as assistant to the chairman of the board of IAI. Mr. Nuss has served in various financial management capacities at IAI since 1975. Mr. Nuss holds an M.B.A. in Business from the Tel Aviv University and a B.A. in Economics and Business Management from Bar Ilan University. Mr. Nuss holds a certificate in internal auditing.

          Jacob Perry has served as a director since December 2002, and as deputy chairman of the board since 2006. Upon the retirement of Mr. Jacob Even Ezra, Mr. Perry shall replace him as the Chairman of our Board. From 1995 to December 2002, Mr. Perry was President and CEO of Cellcom Israel Ltd., Israel’s largest cellular phone operator. Mr. Perry served 29 years with the Israeli General Security Service, and served as its chief from 1988 until 1995. Mr. Perry has also served as an adviser to the Israeli Prime Minister on the subject of prisoners of war and missing persons. He was a board member of El-Al Israel Airlines and a member of the management of many public organizations. Mr. Perry is also a chairman of the board of directors of various companies, including Mizrahi Tefahot Bank B.M., B- Contact Ltd., a content company for cellular services, Pinpoint, Inc., a blank check company traded in the U.S., Allo Telecom and Keren Mor. Mr. Perry also serves as a director of Phytech Technologies. Mr. Perry holds an A.M.P. from Harvard Business School and a B.A. in Oriental Studies and History of the Jewish People from Tel-Aviv University.

          Zeev Livne has served as a director since July 2004. Mr. Livne has served as the chairman of Livne Strategic Consultants LTD.since 2001.Mr. Livne served 39 years with the IDF until 2001. During his long military career with the IDF, Mr. Livne served as the Defense Attaché to the U.S. and Canada from 1997 to 2001, Military Secretary to the Prime Minister of Israel from 1996 to 1997 and Ground Force Commander from 1994 to 1996. From 1992 to 1994 Mr. Livne established the IDF Home Front Command and served as its first Commander. Mr. Livne serves on the board of directors of “PAZKAR,” a private Israeli company. Mr. Livne holds a B.A. in History from the Tel Aviv University, and an M.A. in Geography from the University of Haifa.

          Shaul Kobrinsky has served as an outside director since July 2004. Mr. Kobrinsky has served as the President and Chief Executive Officer of Urdan Industries Ltd., an investment and holding company since 1997. Since 2003 Mr. Kobrinsky has served as senior managing director of Alagem Capital Group (a Beverly Hills based investment group). From 1989 to 1997, Mr. Kobrinsky served as chief executive officer of Cargal Ltd., an Israeli company that manufactures corrugates. Previously, and since 1984, Mr. Kobrinsky served as deputy managing director of Clal Industries Ltd., a holding and investment company. Mr. Kobrinsky serves as an outside director of Scope Metal Trading Ltd. Mr.Kobrinsky holds a B.A. in Economics from Tel Aviv University.

          Anat Winner has served as an outside director since July 2004. Mrs. Winner has been a business advisor since 2003. Mrs. Winner served from October 2001 to May 2003 as Chief Executive Officer and Chief Financial Officer of Israel News Ltd. From 1999 to October 2001, Mrs. Winner served as Chief Financial Officer of DBS Satellite Services (1998) Ltd. (YES), an Israeli company that is engaged in setting up and operating DBS television systems. From 1998 to 2000 Mrs. Winner served as an outside Director and chairman of the audit committee of Memsar Ltd. Previously, from 1995 to 1998, Mrs. Winner served as chief financial officer of Eurocom Cellular Communications Ltd., an Israeli company that is engaged in importing and marketing cellular phones. From 1989 to 1995, Mrs. Winner served in various finance positions, including Chief Financial Officer of Hazera [the Seed company] (1939) Ltd. From 1984 to 1989 Mrs. Winner served as a senior audit manager with Ronel Stetner & Co., Certified Public Accountants in Israel. Mrs. Winner also serves as a director of Internet Gold-Golden Lines Ltd. Mrs. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant since 1987.

          Chaim Porat, our VP marketing for Far East and Australia, retired in May 2007.

B.	Compensation.

          During the fiscal year ended December 31, 2006, we paid aggregate compensation to all of our officers and directors as a group (consisting then of 16 persons) of approximately $1.4 million. In addition, we have provided automobiles to our executive officers at our expense. We have two key-man life insurance policies for Izhar Dekel. We are the beneficiary of one of these policies and certain of Mr. Dekel’s family members are the beneficiaries of the other policy. We bear the cost of each of these insurance policies.

          Our outside directors as well as directors who are not officers of our company or of any entity that beneficially owns 5% or more of our ordinary shares, receive an annual fee of $5,600 and an additional fee of $300 for each board or committee meeting that they attend.

          We follow Israeli law and practice, instead of the NASDAQ Marketplace requirements, regarding the compensation of our chief executive office and other executive officers. Under the Israeli Companies Law, arrangements as to compensation of office holders who are not directors require approval by the board of directors, provided that they are not deemed extraordinary transactions. Any compensation arrangement with an office holder who is not a director that is deemed an extraordinary transaction, the exemption of such office holder from liability, the insurance of such office holder and the indemnification of such office holder, or an undertaking to indemnify such office holder, require both board of directors and audit committee approval. The compensation, exemption, indemnification and insurance of office holders who are directors must be approved by our audit committee, board of directors and shareholders. If the office holder is a controlling shareholder or a relative of a controlling shareholder, any extraordinary transaction, compensation, exemption, indemnification and insurance of the office holder must be approved by our audit committee, board of directors and shareholders, supported by the vote of at least one-third of the shares of the non-controlling shareholders voting on the matter, or provided that the total number of shares held by non-controlling shareholders that voted against the proposal did not exceed one percent of all of the voting rights in the company. See below in this Item 6.C. “Directors, Senior Management and Employees - Board Practices - NASDAQ Exemptions for Foreign Private Issuers.”

          An outside director is entitled to compensation as provided in regulations promulgated under the Israeli Companies Law and is otherwise precluded from receiving any other compensation, directly or indirectly, in connection with such service.

          During 2006, we did not grant any options to our directors or executive officers. During 2005, we granted options for the purchase of total of 62,300 ordinary shares to certain of our directors and executive officers.

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

          Our directors (except the outside directors as detailed below), are elected by our shareholders at our annual general meeting and hold office until the next annual general meeting. All the members of our board of directors (except the outside directors as detailed below), may be reelected upon completion of their term of office. Our annual general meetings are held at least once every calendar year, but not more than fifteen months after the last preceding annual general meeting. In the intervals between our annual general meetings, the board of directors may appoint new directors to fill vacancies. All of our current directors, except the outside directors, were elected by our shareholders at our annual general meeting of shareholders of September 2006. Our outside directors were elected by our shareholders at our annual general meeting of shareholders of July 2004. Our outside directors will hold office until our 2007 annual general meeting of shareholders, following which their service may be renewed for only one additional three-year term.

          Under the Israeli Companies Law, our board of directors is required to determine the minimum number of directors who must have “accounting and financial expertise,” as such term is defined in regulations promulgated under the Israeli Companies Law. Our Board of Directors has determined that our Board of Directors will include at least one director who has “accounting and financial expertise,” within the meaning of the regulations promulgated under the Israeli Companies Law. Our Board of Directors has further determined that Ms. Anat Winner has the requisite “accounting and financial expertise.”

          We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders. See below in this Item 6.C. “Directors, Senior Management and Employees - Board Practices - NASDAQ Exemptions for Foreign Private Issuers.”

Outside and Independent Directors

          Outside Directors. The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. Outside directors must be Israeli residents who are qualified to be appointed as directors, unless the company’s shares have been offered to the public outside of Israel or have been listed on a stock exchange outside of Israel. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder, excluding service as an outside director of a company that is offering its shares to the public for the first time.

          In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an outside director is appointed, all current members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

          As of 2006, at least one of the outside directors elected must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, are not required to appoint an outside director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. All of the outside directors of such a company must have “professional qualification.”

          The outside directors are elected by shareholders at a general meeting. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company.

          In general, outside directors serve for a three-year term and may be reelected to one additional three-year term. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, may appoint an outside director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company. Outside directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

          Any committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director and the audit committee must include all the outside directors. All outside directors are members of the audit committee of our company. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

          Independent Directors. In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. On June 27, 2006, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, as defined under NASDAQ Marketplace Rules. Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors. (See below in this Item 6C. “Directors, Senior Management and Employees - Board Practices - NASDAQ Marketplace Rules and Home Country Practices.”) In addition, in accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.

          Our Board of Directors has determined that Ms. Winner and Mr. Kobrinsky qualify both as independent directors under the requirements of the Securities and Exchange Commission and NASDAQ and as outside directors under the requirements of the Israeli Companies Law. Our Board of Directors has further determined that Messrs. Nuss and Livne qualify as independent directors under the recruitments of the Securities and Exchange Commission and NASDAQ requirements.

Audit Committee

          Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, and such other duties as may be directed by our board of directors.

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

          Our audit committee consists of three board members who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli Law for audit committee members. Our audit committee is currently composed of Mrs. Anat Winner and Messrs. Shaul Kobrinsky and Jacob Nuss. Our Board of Directors has determined that Ms. Anat Winner has “financial expertise” within the meaning of the Israeli Companies Law. The audit committee meets at least once each quarter. Our audit committee charter is available on our website at www.magal-ssl.com.

          Our Board has appointed a special compensation committee composed of Mr. Kobrinsky and Mr. Nuss to review, discuss and make recommendations to the Audit Committee regarding the terms of retirement of Mr. Even Ezra from his position as the executive Chairman of the Board.

Internal Auditor

          Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine whether the company’s actions comply with the law, integrity and orderly business procedure. Under the Israeli Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, office holder or affiliate, nor may the internal auditor be the company’s independent accountant or its representative. Mr. Daniel Spira, CPA (Isr.) is our internal auditor.

Directors’ Service Contracts

          We do not have any service contracts with our directors. There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Approval of Related-Party Transactions under Israeli Law

          The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An “office holder” is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, or any person filling any of these positions in a company even if he or she holds a different title, and also includes any other manager directly subordinate to the general manager. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. An office holder must act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain:

—	information regarding the business feasibility of an action brought for his or her approval or performed by him or her by virtue of his or her position; and

—	all other important information pertaining to these actions.

          The duty of loyalty requires that an office holder act in good faith and for the benefit of the company, including the duty to:

—	avoid any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs;

—	avoid any competition with the company’s business;

—	avoid exploiting any business opportunity of the company in order to obtain benefit for the office holder or any other person; and

—	disclose to the company any information or documents relating to the company’s affairs which the office holder received by virtue of his or her position as an office holder.

          The Israeli Companies Law regulates the approval procedures for transaction of a company with its controlling shareholders or transaction in which office holders or the controlling shareholders or their relative have personal interest. For the purpose of these requirements a controlling shareholder is defined as a shareholder that holds either solely or in concert with others at least 25% of the issued share capital of the company unless another shareholder holds more than 50% of the issued share capital. The holdings of two or more shareholders, each having personal interest in the approval of the same transaction shall be aggregated for this purpose.

          Under the Israeli Companies Law, transactions of a company with an office holder and transactions of a company with another entity in which an office holder has a personal interest and which are not extraordinary transactions, must be approved by the board of directors or as otherwise provided for in a company’s articles of association. An extraordinary transaction is a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities. Extraordinary transactions with an office holder that is not a director and transactions that involve the grant of an exemption, insurance, indemnification or an undertaking to indemnify an office holder that is not a director must be approved by the audit committee and the board of directors. Extraordinary transactions with a director and transactions involving the conclusion of a contract by a company with a director as to the terms of his office, including the grant of an exemption, insurance, indemnification or an undertaking to indemnify, or the conclusion of a contract by a company with a director as to the terms of his employment in other positions, must be approved by the audit committee, board of directors and shareholders. If the office holder is a controlling shareholder or a relative of a controlling shareholder, any extraordinary transaction, compensation, exemption, indemnification and insurance of the office holder must be approved by our audit committee, board of directors and shareholders, supported by the vote of at least one-third of the shares of the non-controlling shareholders voting on the matter, or provided that the total number of shares held by non-controlling shareholders that voted against the proposal did not exceed one percent of all of the voting rights in the company.

          The Israeli Companies Law requires that an office holder and a controlling shareholder disclose promptly, and no later than by the first board meeting at which such transaction is considered, any personal interest that he or she may have and all related material information and documents, in connection with any existing or proposed transaction of the company. Personal interest includes any personal interest of the person’s relative, or any corporation in which the person or any relative of such person is an interested party. The disclosure requirement does not apply where the office holder or controlling shareholder’s personal interest is created only by the personal interest of a relative in a transaction that is not an extraordinary transaction.

          A director who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the discussions of the board of directors or audit committee and may not vote on this matter, unless the transaction under consideration is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

          Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, and amended in January 2002, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval. In addition, under such regulations, directors’ compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements only benefit the company or if the directors’ compensation does not exceed the maximum amount of compensation for outside directors determined by applicable regulations. Under very limited circumstances, employment and compensation arrangements for an office holder that is a controlling shareholder of the company or his relative do not require the approval of shareholders. The foregoing relief will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the grant of such relief, provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company. If such objection is duly and timely submitted, then the transaction or compensation arrangement will require shareholders’ approval as detailed above.

          Board of directors and shareholder approval is also required in the event a company issues its securities in a private placement of securities that will cause a person to become a controlling shareholder, or in the event a private placement in which 20% or more of the company’s outstanding share capital prior to the placement are offered, the payment for which (in whole or in part) is not in cash or not under market terms, and that issuance will (i) increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital, or (ii) cause any person to become a holder of more than 5% of the company’s outstanding share capital.

          Notwithstanding all of the above, if any of the enumerated transactions requiring special approvals is adverse to the company’s interest, such approval would not be effective.

Indemnification of Directors and Officers and Limitations of Liability

          Exculpation of Office Holders. The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his or her duty of loyalty. If permitted by its articles of association, a company may exculpate in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care. However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care in the event of distributions.

          Office Holders’ Insurance. Israeli law provides that a company may, if permitted by its articles of association, enter into a contract to insure its office holders for liabilities incurred by the office holder with a respect to an act performed in his or her capacity as an office holder, as a result of: (i) a breach of the office holder’s duty of care to the company or another person; (ii) a breach of the office holder’s duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that the act would not prejudice the company’s interests; and (iii) a financial liability imposed upon the office holder in favor of another person.

          Indemnification of Office Holders. Under Israeli law a company may, if permitted by its articles of association, indemnify an office holder for acts performed by the office holder in such capacity for (a) monetary liability imposed upon the office holder in favor of another person by any court judgment, including a settlement or an arbitration award approved by a court; (b) reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any monetary liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a monetary liability was imposed on him or her in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and (c) reasonable litigation expenses, including attorneys’ fees, actually incurred by the office holder or imposed upon the office holder by a court: (i) in an action, suit or proceeding brought against the office holder by or on behalf of the company or another person, (ii) in connection with a criminal action in which the office holder was acquitted, or (iii) in connection with a criminal action in which the office holder was convicted of a criminal offence that does not require proof of criminal intent.

          Israeli law provides that a company’s articles of association may permit the company to (a) indemnify an office holder retroactively, following a determination to this effect made by the company after the occurrence of the event in respect of which the office holder will be indemnified; and (b) undertake in advance to indemnify an office holder, except that with respect to a monetary liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable due to the company’s activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances.

          Limitations on Exculpation, Insurance and Indemnification. These provisions are specifically limited in their scope by Israeli law, which provides that neither a provision of the articles of association permitting the company to enter into a contract to insure the liability of an office holder, nor a provision in the articles of association or a resolution of the board of directors permitting the indemnification of an office holder, nor a provision in the articles of association exculpating an office holder from duty to the company shall be valid, where such insurance, indemnification or exculpation relates to any of the following: (1) a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; (2) a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently; (3) any act or omission done with the intent to unlawfully yield a personal benefit; or (4) any fine or forfeiture imposed on the office holder. Pursuant to the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our audit committee and our board of directors and, if the office holder is a director, also by our shareholders.

          Our Articles of Association allow us to insure, indemnify and exempt our office holders, subject to the provisions of the Israeli Companies Law. We maintain a directors’ and officers’ liability insurance policy with a per claim and aggregate coverage limit of $5 million, including legal costs incurred in Israel. In addition, our Audit Committee, Board of Directors and shareholders resolved to indemnify our office holders, pursuant to a standard indemnification agreement that provides for indemnification of an office holder in an amount up to $5 million. We have not to date provided letters of indemnification to our officers or directors.

NASDAQ Exemptions and Home Country Practices

          Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

          On July 7, 2005 and June 26, 2006, we provided NASDAQ with notices of non-compliance with Rule 4350. We informed NASDAQ that we do not comply with the following requirements of Rule 4350, and instead follow Israeli law and practice in respect of such requirements:

—

the requirement regarding the process of nominating directors. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders. See above in this Item 6.C. “Directors, Senior Management and Employees - Board Practices - Election of Directors.”

—

the requirement regarding the compensation of our chief executive officer and all other executive officers. Instead, we follow Israeli law and practice in accordance with which our board of directors must approve all compensation arrangements for our chief executive officer and all compensation arrangements for officers are subject to the chief executive officer’s approval. See above in this Item 6.C. “Directors, Senior Management and Employees - Compensation.”

—

the requirement that our independent directors have regularly scheduled meetings at which only independent directors are present. Under Israeli law independent directors are not required to hold executive sessions.

—

the requirement that we distribute to shareholders, and file with NASDAQ, copies of an annual report containing audited financial statements of our company and its subsidiaries within a reasonable period of time prior to our annual meeting of shareholders. Under Israeli law, as a company that is publicly traded both in Israel and outside of Israel, we are not required to distribute such annual reports to our shareholders. Our annual report on Form 20-F and audited financial statements are available on our website (www.magal-ssl.com), and we will send it to shareholders upon written request.

—

the requirement to maintain a majority of independent directors, as defined under the NASDAQ Marketplace Rules. Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors. In addition, we have the mandated three independent directors that meet the independent standards contained in the rules of the Securities and Exchange Commission and NASDAQ on our audit committee. See above in this Item 6C. “Directors, Senior Management and Employees - Board Practices - Independent and Outside Directors.”

D.	Employees.

          As of December 31, 2006, we employed 294 full time employees, of whom 34 were employed in general management and administration, 43in marketing, 23 in production management, 143 in production, installation and maintenance, and 51 in engineering and research and development. Of our 294 full time employees, 135 were employed in Israel, 49 were employed in the U.S., 78 were employed in Canada and 32 were employed in various other countries.

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

          The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of June 22, 2007.

Name	Number of Ordinary Shares Owned(1)	Percentage of Outstanding Ordinary Shares(2)

Jacob Even-Ezra(3)(6)(7)	348,969	3.32%
Izhar Dekel(4)(7)	154,427	1.47%
Raffi Netzer	*	*
Yehezkel Farber	*	*
Zvi Dank	*	*
Raya Asher	*	*
Asaf Even-Ezra(6)(7)	121,426	1.16%
Dany Pizen	*	*
Ofer Katz	*	*
Yehonatan Ben- Hamozeg	*	*
Nathan Kirsh(5)	1,832,227	17.63%
Jacob Nuss	-	-%
Zeev Livne	-	-%
Jacob Perry	-	-%
Shaul Kobrinsky	-	-%
Anat Winner	-	-%
All directors and executive officers as a group (16 persons)	2,617,775	24.82%

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

(2)	The percentages shown are based on 10,394,248 ordinary shares issued and outstanding as of June 22, 2007.

(3)	Includes 76,915 ordinary shares held by a trustee.

(4)	Include Mr. Dekel’s beneficial ownership of 42,000 ordinary shares and 112,427 shares held by Mr. Dekel’s wife, Ornit Dekel.

(5)	Includes Mr. Kirsh’s beneficial ownership of 1,485,852 ordinary shares held by Mira Mag Inc. Mr. Kirsh is a trustee of the Eurona Foundation.

(6)	Jacob Even-Ezra and Asaf Even-Ezra are father and son.

(7)	Izhar Dekel is Jacob Even-Ezra’s son- in-law and Asaf Even Ezra’s brother-in-law.

          As of June 22, 2007, the 16 directors and executive officers listed above, as a group, held options to purchase 151,800of our ordinary shares at a weighted average exercise price of $7.77 per share. Out of such options 94,500options expire in January 2009 and 57,300options expire in December 2010.

Stock Option Plan

          On October 27, 2003, our board of directors approved the 2003 Israeli Share Option Plan (“the 2003 Plan”) which was approved by our shareholders in July 2004. The Board has elected to allot the options under Israel’s capital gain tax treatment.

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

          As of December 31, 2006, options to purchase 322,100 shares were outstanding and additional options to purchase 301,475 shares were available for grant.

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

          The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 22, 2007, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on the information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission. The voting rights of the shareholders listed below are not different from the voting rights of our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)

Nathan Kirsh (3)	1,832,227	17.63%
Mira Mag Inc.(4)	1,485,852	14.29%
Diker Management LLC (5)	1,007,601	9.69%
Clough Capital Partners L.P. (6)	711,669	6.85%

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

(2)	The percentages shown are based on 10,394,248 ordinary shares issued and outstanding as of June 22, 2007.

(3)	Includes Mr. Kirsh’s beneficial ownership of 1,485,852 ordinary shares held by Mira Mag Inc. (see footnote (4) below).

(4)

Mira Mag Inc. is the holder of 1,485,852 ordinary shares. The beneficial owner of such shares is The Eurona Foundation. The Eurona Foundation is an entity controlled by Nathan Kirsh, the trustees of which are Prinz Michael von Liechtenstein, Altenbach 8, P.O. Box 339, FL-9490 Vaduz, Liechtenstein, and Nathan Kirsh, Spintex Village, Ezulwini, Swaziland.

(5)

Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2007. The Schedule 13G indicates that as the sole general partner of certain Diker partnerships with respect to stock directly owned by certain Diker funds, or the Diker Funds, Diker GP, has the power to vote and dispose of the shares owned by the Diker Funds and, accordingly, may be deemed the beneficial owner of such shares. Pursuant to investment advisory agreements, Diker Management serves as the investment manager of the Diker Funds. Accordingly, Diker Management may be deemed the beneficial owner of shares held by the Diker Funds. Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP and Diker Management, and in that capacity direct their operations. Therefore, Charles M. Diker and Mark N. Diker may be deemed the beneficial owners of shares beneficially owned by Diker GP and Diker Management. The foregoing reporting persons disclaim all beneficial ownership, however, as affiliates of a Registered Investment Adviser, and in any case disclaim beneficial ownership except to the extent of their pecuniary interest in the shares.

(6)

Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 6, 2007. The Schedule 13G/A indicates that the shares include shares beneficially owned by investment companies, pooled investment vehicles and other accounts for which Clough Capital Partners L.P. serves as investment adviser. Such shares may be deemed beneficially owner by (a) Clough Capital Partners L.P., (b) Clough Capital Partners LLC, the general partner of Clough Capital Partners L.P., and (c) Messrs. Clough, Canty and Brock, the managing members of Clough Capital Partners LLC. Each such reporting person disclaims beneficial ownership of such shares except to the extent of its respective pecuniary interest therein.

Significant Changes in the Ownership of Major Shareholders

          In March and April 2004, Mira Mag Inc. sold an aggregate of 2,429,836, or 29.6%, of our ordinary shares in a series of open market transactions. In March and April 2004, Mr. Even-Ezra sold an aggregate of 210,666, or 2.6%, of our ordinary shares in a series of open market transactions.

          On April 19, 2005, Mr. Kirsh, a trustee of the Eurona Foundation, Mira Mag Inc.’s controlling shareholder, and Mr. Jacob Even-Ezra participated in the offering of our ordinary shares and purchased 346,375 and 78,625 ordinary shares, respectively, at a purchase price of $9.92 per ordinary share, the closing price of our ordinary shares at the date of the offering.

          On February 12, 2007, Diker GP, LLC, Diker Management LLC, or Diker Management, Messrs. Charles M. Diker and Mark N. Diker filed an amendment to its Schedule 13G with the Securities and Exchange Commission reflecting beneficial ownership of 1,007,601, or 9.70%, of our ordinary shares. The Schedule 13G indicates that as the sole general partner of certain Diker partnerships with respect to stock directly owned by certain Diker funds, or the Diker Funds, Diker GP, has the power to vote and dispose of the shares owned by the Diker Funds and, accordingly, may be deemed the beneficial owner of such shares. Pursuant to investment advisory agreements, Diker Management serves as the investment manager of the Diker Funds. Accordingly, Diker Management may be deemed the beneficial owner of shares held by the Diker Funds. Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP and Diker Management, and in that capacity direct their operations. Therefore, Charles M. Diker and Mark N. Diker may be deemed the beneficial owners of shares beneficially owned by Diker GP and Diker Management. The foregoing reporting persons disclaim all beneficial ownership, however, as affiliates of a Registered Investment Adviser, and in any case disclaim beneficial ownership except to the extent of their pecuniary interest in the shares.

          On February 6, 2007 Clough Capital Partners, L.P. filed an amendment to its Schedule 13G with the Securities and Exchange Commission reflecting beneficial ownership of 711,669 or 6.85% of our ordinary shares. The Schedule 13 G reflects that 711,699 shares include shares beneficially owned by investment companies, pooled investment vehicles and other accounts for which Clough Capital Partners L.P. serves as investment adviser. Such shares may be deemed beneficially owned by (a) Clough Capital Partners L.P., (b) Clough Capital Partners LLC, the general partner of Clough Capital Partners L.P., and (c) Messrs. Charles I. Clough, Jr. , James E. Canty and Eric A. Brock, the managing members of Clough Capital Partners LLC. Each such reporting person disclaims beneficial ownership of such shares except to the extent of its respective pecuniary interest therein.

Major Shareholders Voting Rights

          The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Record Holders

          Based on a review of the information provided to us by our transfer agent, as of June 25, 2007, there were 58 holders of record of our ordinary shares, of which 46 record holders holding approximately 79.3% of our ordinary shares had registered addresses in the United States and 10 record holders holding approximately 17.2% of our ordinary shares had registered addresses in Israel. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 76.2% of our outstanding ordinary shares as of said date.

B.	Related Party Transactions.

          On April 19, 2005 Mr. Kirsh, a trustee of the Eurona Foundation, Mira Mag Inc.’s controlling shareholder, and Mr. Even-Ezra participated in the offering of our ordinary shares and purchased 346,375 and 78,625 ordinary shares, respectively, at a purchase price of $9.92 per ordinary share, the closing price of our ordinary shares at the date of the offering.

Sales to a Principal Shareholder

          Our U.S. subsidiary, Smart, provides video monitoring services to companies controlled by Mr. Kirsh. The terms of the contracts under which we make sales to these companies were negotiated on an arms’-length basis and the terms of such contracts are no more favorable to these companies than those it could have obtained from an unaffiliated third party. Our sales to these companies during the years ended December 31, 2004, 2005 and 2006 were $386,000, $671,000 and $765,000 respectively.

Employment Contracts

          Jacob Even-Ezra and Izhar Dekel entered into substantially similar employment agreements with us, effective January 1993. These agreements contain certain non-competition and confidentiality provisions. In addition, each agreement establishes a base salary and a package of benefits with an aggregate value of approximately 20% of the base salary, as well as a possible bonus. In December 2000, our board of directors extended the term of Mr. Dekel’s employment until such time as it is terminated by us or by Mr. Dekel pursuant to the terms of the agreement. Under the Israeli Companies Law, the terms of employment of Mr. Dekel, who is also a member of our board of directors requires shareholders’ approval. Our shareholders approved Mr. Dekel’s terms in July 2004. See also Item 6.B. “Directors, Senior Management and Employees–Compensation” above.

C.	Interests of Experts and Counsel.

          Not applicable.

ITEM 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

          The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

          In 2006, the total amount of our revenues from our facilities located outside of Israel to customers outside of Israel was approximately $37.0 million, or 55.2% of our total revenues. The total amount of our export revenues from our Israeli facilities to countries outside of Israel was approximately $3.6 million, or 5.4% of our total revenues.

Legal Proceedings

          In May 2005 we entered into an agreement to supply comprehensive security solutions for a sensitive site in Eastern Europe. As part of the agreement, we received an advance payment, secured by a bank advanced payment guarantee that was to be reduced proportionally as execution of the project progressed. In addition, we issued the customer a performance bank guarantee. We commenced the project and delivered some of the equipment and other deliverables to the customer in 2005. In April 2006, the customer informed us that it was canceling the agreement due to errors in the design documents that we submitted. In addition, the customer did not make payments required under the agreement. Based on its cancellation of the agreement, the customer collected $3.2 million under the advanced payment guarantee on June 20, 2006. Due to this uncertainty, we did not recognize any revenues from this project.

          On July 11, 2006 the customer made a demand for additional $1.4 million payment under a bank performance guarantee for. Upon our motion, the District Court in Haifa, Israel issued a temporary injunction against the payment of such guarantee pending a hearing in August 2006. At the hearing, we reached a settlement with the customer pursuant to which we paid the customer approximately $700,000 of the disputed amount and the balance will be repaid only if we are found liable for damages exceeding the amount paid by us. In view of the above and due to the uncertainty of our preventing the forfeiture of the bank performance guarantee, we included a $1.4 million provision in respect of this guarantee in our financial statements for the year ended December 31, 2005,. Based on the settlement, we cancelled the balance of the provision made in our financial statements in 2006. In the event we will be unsuccessful in the arbitration, we may be required to record an expense of $700,000 if the customer will be allowed to enforce the bank performance guarantee.

          We believe that there is no factual or legal ground for the cancellation of the agreement or the demand for payment under the bank performance guarantee, and accordingly, we believe that the agreement is still valid. On April 28, 2006, we commenced arbitration proceedings against the customer. In these proceedings we asked the arbitrators to find that the agreement is valid and to enforce the payments due to us pursuant to the agreement. The customer denied our allegations and filed a counter-claim for liquidated damages in a foreign currency which on December 31, 2006 was equal to approximately $4.5 million. The hearing of the arbitration proceeding has concluded and is pending resolution by the arbitration panel. Based on the opinion of our legal counsel, we believe that there is a good likelihood that the arbitration will result in a favorable determination. We intend to vigorously pursue our claim. However, we may not be successful in the arbitration, which may result in a significant negative impact on our financial results including the payment of penalties.

          In addition, we are subject to legal proceedings arising in the normal course of business. Based on the advice of our legal counsel, management believes that these proceedings will not have a material adverse effect on our financial position or results of operations.

Dividend Distribution Policy

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

          Except as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2006.

ITEM 9.	The Offer and Listing

A.	Offer and Listing Details.

          Annual Stock Information

          Our shares have traded on the NASDAQ Global Market since our initial public offering in 1993 and on the Tel Aviv Stock Exchange since July 2001.

          The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange

	High	Low	High	Low

2002	13.49	4.57	59.60	22.24
2003	9.97	4.74	42.68	22.69
2004	40.35	6.75	156.68	32.25
2005	12.22	7.87	53.45	35.74
2006	14.2	8.51	64.78	36.10

Quarterly Stock Information

          The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange

	High	Low	High	Low

2005
First Quarter	$12.22	$9.50	NIS 53.45	NIS 42.27
Second Quarter	11.37	7.89	49.35	36.19
Third Quarter	11.21	7.87	50.13	35.74
Fourth Quarter	10.96	8.40	49.56	39.24

2006
First Quarter	$14.2	$8.75	NIS 64.78	NIS 40.61
Second Quarter	13.36	9.01	61.15	40.57
Third Quarter	11.70	8.96	51.50	39.40
Fourth Quarter	10.60	8.51	44.00	36.10

2007
First Quarter	$12.00	$8.53	NIS 51.00	NIS 36.25

          Monthly Stock Information

          The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange

	High	Low	High	Low

2006
December	10.08	8.80	NIS 41.86	NIS 36.10

2007
January	9.57	8.53	41.90	36.25
February	10.89	9.14	46.00	37.57
March	12.00	10.25	51.00	43.00
April	11.18	10.00	46.06	41.65
May	11.15	10.00	44.87	40.20

B.	Plan of Distribution.

Not applicable.

C.	Markets.

Our ordinary shares have traded on the NASDAQ Global Market under the symbol “MAGS” since our initial public offering in 1993. Our ordinary shares have also traded on the Tel Aviv Stock Exchange under the symbol MAGS since July 1, 2001.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10.	Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

Purposes and Objects of the Company

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

          For a discussion of the Israeli Companies Law regulations concerning a director’s duty of care and duty of loyalty, see Item 6.C. “Directors, Senior Management and Employees-Board Practices–Approval of Specific Related-Party Transactions.” For a discussion of the Israeli Companies Law regulations regarding indemnification of directors, see Item 6.C. “Directors, Senior Management and Employees-Board Practices–Indemnification of Directors and Officers and Limitations of Liability.” For a discussion regarding approval of director and office compensation see Item 6.C. “Directors, Senior Management and Employees-Board Practices - Approval of Related-Party Transactions under Israeli Law.”

Rights Attached to Shares

          Our authorized share capital consists of NIS 19,748,000 ordinary shares, par value NIS 1.00 each. All our ordinary shares have the same rights, preferences and restrictions, some of which are detailed below. At the general meeting of shareholders, our shareholders may, subject to certain provisions detailed below, create different classes of shares, each class bearing different rights, preferences and restrictions.

          The rights attached to the ordinary shares are as follows:

          Dividends Rights

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

          Voting Rights

          Holders of ordinary shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Voting is done by a show of hands, unless a poll is demanded prior to a vote by a show of hands. Generally, resolutions are adopted at the general meeting of shareholders by an ordinary resolution, unless the Israeli Companies Law or the articles of association require an extraordinary resolution.

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

          The primary resolutions required to be adopted by an extraordinary resolution of the general meeting of shareholders are resolutions to:

—	amend the memorandum or the articles of association;

—	change the share capital, for example, increasing or canceling the authorized share capital or modifying the rights attached to shares; and

—	approve mergers, consolidations or winding up of our company.

          Our articles of association do not contain any provisions regarding a classified board of directors or cumulative voting for the election of directors. Pursuant to our articles of association, our directors (except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. and hold office until the next annual general meeting of shareholders and until their successors have been elected. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. For information regarding the election of outside directors, see “Item 6C. Directors, Senior Management and Employees – Directors and Senior Management - Board Practices - Election of Directors.”

          Rights to Share in the Company’s Profits

          Our shareholders have the right to share in our profits distributed as a dividend or any other permitted distributions. See this Item 10B. “Additional Information – Memorandum and Articles of Association – Rights Attached to Shares – Dividend Rights.”

          Liquidation Rights

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

          Substantial limitations on shareholders

          See Item 6.C. “Directors, Senior Management and Employees-Board Practices–Approval of Related Party Transactions.”

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

General Meetings of Shareholders

          Under the Israeli Companies Law a company must convene an annual meeting of shareholders at least once every calendar year and within fifteen months of the last annual meeting. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. Our board of directors may, in its discretion, convene additional meetings as “special general meetings.” In addition, the board must convene a special general meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company. See this “Additional Information - Memorandum and Articles of Association- Rights Attached to Shares-Voting Rights.”

          A shareholder present, in person or by proxy, at the commencement of a general meeting of shareholders may not seek the cancellation of any proceedings or resolutions adopted at such general meeting of shareholders on account of any defect in the notice of such meeting relating to the time or the place thereof. Shareholders who are registered in our register of shareholders at the record date may vote at the general meeting of shareholders. The record date is set in the resolution to convene the general meeting of shareholders, provided, however, that such record date must be between fourteen to twenty-one days or, in the event of a vote by ballots, between twenty eight to forty days prior the date the general meeting of shareholders is held.

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

Provisions Restricting a Change in Control of Our Company

          The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the board of directors of both companies is subject to such boards’ confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Under our articles of association, such merger must be approved by are solution of the shareholders, as explained above. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder. See also Item 6C. “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

Disclosure of Shareholders’ Ownership

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

          Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new “general permit” was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

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

General Corporate Tax Structure

          Israeli companies are subject to income tax on their worldwide income regardless of the territorial source of such income. Pursuant to tax reform legislation that came into effect in 2003, the corporate tax rate is to undergo staged reductions to 25% by the year 2010. In order to implement these reductions, the corporate tax rate declined from 31% in 2006, to 29% in 2007 and scheduled to decline to 27% in 2008, and 26% in 2009.

          However, the effective tax rate payable by a company that derives income from an approved enterprise, discussed further below, may be considerably less. See “–Tax Benefits under the Law for the Encouragement of Capital Investments, 1959.”

Encouragement of Capital Investments Law, 5719-1959

          General

          The Encouragement of Capital Investments Law, 5719-1959, commonly referred to as the Investment Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, commonly referred to as the Investment Center, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment to be purchased and utilized under the program. The tax benefits derived from any certificate of approval relates only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates.

          Certain of our production facilities have been granted approved enterprise status pursuant to the Investment Law, which provides certain tax and financial benefits to investment programs that have been granted this status.

          Tax Benefits

          Taxable income of a company derived from an approved enterprise is generally subject to company tax at the maximum rate of 25%, rather than 29%, for the benefit period. This period is ordinarily seven years, or ten years if the company qualifies as a foreign investors’ company as described below, commencing with the year in which the approved enterprise first generates taxable income. However, this period is limited to the earlier of twelve years from commencement of production or fourteen years from the date of approval.

          A company that owns an approved enterprise may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company’s undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and the company will be eligible for a reduced tax rate for the remainder of the benefits period.

          A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company more than 25% of whose share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten year benefit period. Income derived from the approved enterprise program will be exempt from tax for a period of two years and will be subject to a reduced tax rate for an additional eight years, provided that the company qualifies as a foreign investors’ company. The tax rate for the additional eight-year period is 25%. However, if the level of foreign investment exceeds 49% but is less than 74%, then the tax rate for the additional eight-year period is 20%. If the level of foreign investment exceeds 74% but is less than 90%, then the tax rate for the additional eight-year period is 15%. If the level of foreign investment exceeds 90%, then the tax rate for the additional eight-year period is 10%. If the company does not qualify as a foreign investors’ company, the period of the reduced tax rate will be five years.

          A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax on the amount distributed at the rates mentioned above. The tax rate will be the rate that would have been applicable had the company not elected the alternative package of benefits. This rate is generally 10%-25%, depending on the percentage of the company’s shares held by foreign shareholders. The dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises, which is 15% if the dividend is distributed during the tax benefit period and within 12 years after the period. The company must withhold this tax at the source.

          Subject to applicable provisions concerning income under the alternative package of benefits, all incomes are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted average of the various applicable tax rates. Under the Investment Law, a company that has elected the alternative package of benefits is not obliged to distribute exempt retained profits, and may generally decide from which year’s profits to declare dividends.

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

          On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefiting Facility. A company wishing to receive the tax benefits afforded to a Benefiting Facility is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefiting Facility, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefiting Facility and having completed a cooling-off period of no less than two to four years from the company’s previous year of commencement of benefits under the Investments Law.

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

          (c)          A special tax route that provides a full exemption from corporate tax and from tax with respect to dividends for companies with an annual income of at least NIS 13-20 billion that have invested a total of between NIS 600–900 million in facilities in certain geographical locations in Israel.

          Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

          The amendment changes the definition of “foreign investment” in the Investments Law so that instead of an investment of foreign currency in the company, the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder; provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

          The amendment will apply to approved enterprise programs in which the year of commencement of benefits under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004 in which case the provisions of the amendment will not apply.

          On March 3, 2007, we received a pre-ruling from the Israeli Tax Authority for our request for a Benefiting Facility, regarding eligibility for benefits under the Amendment. Our income from this program is tax-exempt for a period of two years, and is subject to a reduced tax rate of 15%-25% for a period of five to eight years (depending upon the percentage of foreign ownership of the Company). We did not enjoy from tax benefits in this program yet.

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

          For companies such as ours, whose foreign shareholders hold more than 25% of the company’s outstanding ordinary shares, future approved enterprises would entitle such companies to receive reduced tax rates for up to ten tax years, rather than the maximum seven tax years applicable to companies with a smaller foreign investment.

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

Encouragement of Industry (Taxes) Law, 5729-1969

          Under the Encouragement of Industry (Taxes) Law, 5729-1969, or the Industry Encouragement Law, “Industrial Companies” are entitled to certain corporate tax benefits, including, among others:

—	Deduction, under certain conditions, of purchases of know-how and patents over an eight-year period for tax purposes;

—	Right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies; and

—	Accelerated depreciation rates on equipment and buildings; and

—

Deductions over a three-year period of expenses in connection with the issuance and listing of shares on the Tel Aviv Stock Exchange, or TASE or, following January 1, 2003, on a recognized stock market outside of Israel.

          Eligibility for benefits under the Industry Encouragement Law is not subject to the prior approval of any governmental authority. Under the Industry Encouragement Law, an “Industrial Company” is a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is an enterprise owned by an Industrial Company, whose major activity in a given tax year is industrial production activity.

          We believe that we currently qualify as an industrial company as defined by the Industry Encouragement Law. We cannot assure you that we will continue to qualify as an industrial company or that the benefits described above will be available to us in the future.

Encouragement of Industrial Research and Development Law, 5744-1984

          Under the Encouragement of Industrial Research and Development Law, 5744-1984, or the Research Law, research and development programs that meet specified criteria and are approved by a governmental committee of the OCS are eligible for grants of up to 50% of certain of the project’s expenditures, as determined by the research committee.

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

          The terms of the Israeli government participation also require that products developed with government grants be manufactured in Israel. However, under the regulations of the Research Law, upon the approval of the OCS, some of the manufacturing volume may be performed outside Israel, provided that the grant recipient pays royalties at an increased rate. The Research Law also allows for the approval of grants in cases in which the applicant declares that part or all of the manufacturing will be performed outside of Israel or by foreign residents and the research committee is convinced that this is essential for the execution of the program. The Research Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the prior approval of the research committee. The Research Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel. No approval is required for the sale or export of any products resulting from such research and development.

          However, In June 2005, an amendment to the Research Law became effective, which amendment was intended to make the Research Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of OCS-funded know-how outside of Israel. The amendment permits the OCS, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of demanding the recipient to pay increased royalties as described above. The amendment further permits, under certain circumstances and subject to the OCS’s prior approval, the transfer outside Israel of know-how that has been funded by OCS, generally in the following cases: (a) the grant recipient pays to the OCS a portion of the consideration paid for such funded know-how (according to certain formulas), (b) the grant recipient receives know-how from a third party in exchange for its funded know-how, or (c) such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities.

          The Research Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the OCS and obtaining the approval of the OCS for, any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a foreign resident becoming an interested party directly in the recipient and requires the new interested party to undertake to the OCS to comply with the Research Law. In addition, the rules of the OCS may require prior approval of the OCS or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any foreign resident who acquires 5% or more of our ordinary shares will be required to notify the OCS that it has become an interested party and to sign an undertaking to comply with the Research Law.

          The funds generally available for grants by the OCS were reduced as of 2003, and the Israeli authorities have indicated that the government may further reduce or abolish grants from the OCS in the future. Even if these grants are maintained, we cannot assure you that we will receive OCS grants in the future. In addition, each application to the OCS is reviewed separately, and grants are based on the program approved by the research committee. Generally, expenditures supported under other incentive programs of the State of Israel are not eligible for grants from the OCS.

Taxation under Inflationary Conditions

          The Income Tax (Inflationary Adjustments) Law, 5745- 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which are material to us can be described as follows:

—	There is a special tax adjustment for the preservation of equity whereby some corporate assets are classified broadly into fixed assets and non-fixed assets.

—

Where a company’s equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company’s equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

—	Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli CPI.

Stamp Tax

          Documents signed following January 1, 2006, are not subject to stamp tax.

Capital Gains Tax on Sales of Our Ordinary Shares

          Under a recent amendment the income tax ordinance [New Version], 5721-1961, commonly referred to as the Tax Ordinance, the general rule is that Israeli resident, individuals are subject to a 20% tax rate on the real capital gains derived on or after January 1, 2003 . Substantial individual shareholders (who are defined as shareholders of 10% or more of the shares of the company on the date of the sale of the shares or any date during the 12 months before the sale of the shares) are subject to a 25% tax rate on the real capital gains derived on or after January 1, 2003 from the sale of shares. Notwithstanding the above, capital gains of an Israeli resident individual from the sale of non-index linked debentures, commercial securities, State loans and/or loans, is subject to a 15% tax rate on the real capital gains derived on or after January 1, 2003 from the sale of securities, while Substantial individual shareholders of such non-index linked securities are subject to a 20% tax rate on the real capital gains derived on or after January 1, 2003 from the sale of such securities.

          For the tax years 2006-2009, Israeli resident companies who were not subject to the provisions of Article 6 of the Income Tax Law (Inflationary Adjustments), Law (which deals with the purchase and sale of securities publicly traded on a recognized stock exchange during period of inflation) prior to August 10, 2005 are subject to 25% tax rate on real capital gains derived on or after January 1, 2003 from the sale of securities publicly traded on a recognized stock exchange. Notwithstanding the above, Israeli resident companies who are subject to the provisions of Article 6 of the (Inflationary Adjustments), prior to August 10, 2005,are subject to regular corporate tax rate on real capital gains derived from the sale of securities publicly traded on a recognized stock exchange.

          The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

          Under income tax regulations foreign residents, who sell shares of an Israeli company publicly traded on a recognized stock exchange outside of Israel, will be exempt from tax subject to the satisfaction of all following conditions:

—	The capital gain is not attributable to a permanent establishment in Israel.

—	The shares were purchased after the first initial public offering on the recognized stock exchange outside of Israel.

          Pursuant to the Convention between the governments of the United States of America and Israel with respect to taxes on income, as amended, or the “U.S.-Israel Tax Treaty”, the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale,exchange or disposition, subject to certain conditions. In this case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S.federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The Treaty does not relate to U.S. state or local taxes.

Taxation of Foreign Holders of Shares

          Foreign residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends after January 1, 2006 other than bonus shares or stock dividends, income tax at the rate of 20% will be withheld on dividends distributed to Israeli individual shareholders or to foreign residents. On distributions of dividends to Substantial individual shareholders (who are defined as shareholders of 10% or more of the shares of the company on the date of the sale of the shares or any date during the 12 months before the sale of the shares), income tax at the rate of 25% will be withheld.

          The foregoing tax rates are withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence (for instance, under the provisions of the Treaty between Israel and the United States a 12.5% tax rate is imposed on dividends not generated by an approved enterprise if the foreign resident is a U.S. corporation that holds 10% of a company’s voting power, and 15% on dividends generated by an approved enterprise). In addition under the Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident within the meaning of the Treaty will be 25%.

Controlled Foreign Corporation

          In general, and subject to the provisions of all relevant legislation, an Israeli resident who holds, directly of indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income (generally referred to as a Controlled Foreign Corporation, or CFC), is liable for tax on the portion of his income attributed to holdings in such corporation, as if such income was distributed to him as a dividend.

Share Allocation to Employees

          In general, the section of the Tax Ordinance that deals with taxation of share allocation to employees and/or officers (excluding controlling members) provides that a company may choose one of the following three courses of taxation which course must be approved by the assessing officer: (i) work income course for shares held 12 months in trust; (ii) capital gains course for shares held 24 months in trust; and (iii) allocation not through a trustee. Needless to say, each of the courses (i) – (iii) has different tax consequences.

          As of January 1, 2006, the periods mentioned in courses (i) and (ii) shall commence as of the date of grant and not as end the end of the tax year in which the shares were granted.

United States Federal Income Tax Consequences

          The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not discuss all the tax consequences that may be relevant to a U.S. Holder in light of such holder’s particular circumstances or to U.S. Holders subject to special rules, including persons that are non-U.S. Holders, broker-dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax-exempt organizations, regulated investment companies, taxpayers whose functional currency is not the U.S. dollar, persons who hold the ordinary shares through partnerships or other pass-through entities, persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, investors that actually or constructively own 10 percent or more of our voting shares, and investors holding ordinary shares as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

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

          For purposes of this summary, the term “U.S. Holder” means an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States, a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

          Taxation of Dividends

          Subject to the discussion below under the heading “Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “Disposition of Ordinary Shares” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends received deduction generally available to corporations under Section 243 of the Code.

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

          Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign source passive category income or, in the case of certain U.S. Holders, general category income for United States foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced rate of tax, see discussion below. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

          Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the “Treaty”) or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from a passive foreign investment company see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

          Disposition of Ordinary Shares

          If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ordinary shares. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

          An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service (the “IRS”). In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

          Passive Foreign Investment Companies

          For U.S. federal income tax purposes, we will be considered a passive foreign investment company (“PFIC”) for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

          If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate, discussed above, and, unless you elect either to treat your investment in ordinary shares as an investment in a “qualified electing fund” (a “QEF election”) or to “mark to market” your ordinary shares, as described below:

—

you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

—

the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

—	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

—	you would be required to file an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

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

          Alternatively, if the ordinary shares are considered “marketable stock” and if you elect to “mark-to-market” your ordinary shares, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss on a disposition of ordinary shares is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years). Gain or loss from the disposition of ordinary shares (as to which a mark-to-market election was made) in a year in which we are no longer a PFIC, will be capital gain or loss.

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

          Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

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

          We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website www.magal-ssl.com. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room.

          As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable U.S. law is available for public review at our principal executive offices.

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

          The table below presents principal amounts and related weighted average interest rates by date of maturity for our loans:

Interest Rate Sensitivity
Principal Amount by Expected Maturity
Weighted Average Interest Rate
(U.S. dollars in thousands)

Liabilities:	2007	2008	2009	20010- 2011	Total	Fair Value at December 31, 2006

Short Term Loans	$17,026	$-	$-	$-	$17,026	$17,026
Weighted Average Interest Rate	5.74%	-%	-%	-%	5.74%	-
Long Term Loans	$795	$4,303	$813	$2,283	$8,194	$8,158
Weighted Average Interest Rate	5.79%	6.04%	5.78%	5.65%	5.89%	-

Foreign Currency Exchange Risk

          We sell most of our products in North America, Europe and Israel. A portion of our revenues in Israel are made in NIS, and we expect to make NIS denominated revenues in 2007 as well. Our foreign currency exposure with respect to our revenues is mitigated, and we expect it will continue to be mitigated, through salaries, materials and support operations, in which part of these costs are denominated in NIS. Since the beginning of 2007, the NIS has depreciated by approximately 0.1% against the dollar. We are also subject to exchange rate fluctuations related to our activities in Canada.

          Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. In2002 and 2005, the rate of devaluation of the NIS against the dollar was 7.3% and 6.8%, respectively, while in 2003, 2004 and 2006 the NIS was revaluated in relation to the dollar by 7.6%, 1.6% and 8.2%, respectively. A portion of our expenses, primarily labor expenses, is incurred in NIS and a part of our revenues are quoted in NIS. Additionally, certain assets especially trade receivables, as well as part of our liabilities are denominated in NIS. Our results may be adversely affected by devaluation of the NIS in relation to the dollar (or if such devaluation is on lagging basis), if our revenues in NIS are higher than our expenses in NIS and/or the amount of our assets in NIS are higher than our liabilities in NIS. On the contrary, our results may be adversely affected by the revaluation of the NIS in relation to the dollar (or if such revaluation is on a lagging basis), if the amount of our expenses in NIS are higher than the amount of our revenues in NIS and/or the amount of our liabilities in NIS are higher than our assets in NIS.

          We are also subject to exchange rate fluctuations related to our activities in Canada.

          During the years ended December 31, 2004 and 2005, foreign currency fluctuations had an adverse impact on our results of operations, and our foreign exchange losses, net were $120,000 and $145,000 respectively. During the year ended December 31, 2006, our foreign exchange gains, net were $276,000. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

          To protect against the change in the forecasted foreign currency cash flows of certain sale arrangements resulting from changes in the exchange rate during 2004, 2005 and 2006, we entered into forward contracts in order to hedge portions of our forecasted revenue and unbilled accounts receivable denominated in Euros and Polish Zlotys. We have designated the forward instruments as cash flow hedges for accounting purposes.

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

          We determined that it is probable that a sales arrangement denominated in Polish Zlotys and the related forecasted revenues and unbilled accounts receivable would not occur by the end of the specified time period. Accordingly, changes in the fair value of the forward contracts were recorded in financial expenses in the years ended December 31, 2005 and 2006.

          On October 1, 2006, we changed our functional currency from the dollar to NIS. From the date of change in functional currency, the hedge of the revenues in Euros is no longer effective. Changes in the fair value of the forward contracts from October 1, 2006 were charged to financial expenses.

          We recorded $ 0, $ 110,000 and $ 915,000 as financial expenses related to forward contracts transactions, in 2004, 2005 and 2006, respectively.

ITEM 12.	Description of Securities Other Than Equity Securities

          Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.	Controls and Procedures

Not applicable.

ITEM 15T.	Controls and Procedures

          Disclosure Controls and Procedures

          We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

          Management’s Annual Report on Internal Control over Financial Reporting

          Our management, including our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become ineffective because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

          Our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting as of the as of the end of the period covered by this annual report. Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on their assessment, our chief executive officer and chief financial officer believe that, as of such date, we maintained effective internal control over financial reporting.

          This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial report. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

          Changes in Internal Control over Financial Reporting

          There was no change in our internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	Audit Committee Financial Expert

          Our Board of Directors has determined that Mrs. Anat Winner, an independent director, meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. For a brief listing of Mrs. Winner’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management.”

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

	Year Ended December 31,

Services Rendered	2005	2006

Audit (1)	$266,936	$384,013
Audit-related (2)	-	-
Tax (3)	45,100	27,169
Other (4)	194,124	19,393

Total	$506,160	$430,575

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant, including due diligence.

(3)	Tax fees relate to services performed by the tax division for tax compliance.

(4)	Other fees in 2005 include mainly fees related to our public offering.

Pre-Approval Policies and Procedures

          Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accounting firm, Kost Forer Gabbay & Kasierer and their affiliates. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committee

          Not applicable.

ITEM 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

          Issuer Purchase of Equity Securities

          Neither we nor any affiliated purchaser has purchased any of our securities during 2006.

PART III

ITEM 17.	Financial Statements

          We have responded to Item 18 in lieu of this item.

ITEM 18.	Financial Statements

          The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

Consolidated Financial Statements

Index to Financial Statements	F-1

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3-4

Consolidated Statements of Income	F-5

Consolidated Statements of Changes in Shareholders’ Equity	F-6

Consolidated Statements of Cash Flows	F-7-8

Notes to Consolidated Financial Statements	F-9-42

ITEM 19.	Exhibits

          The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below:

Exhibit No.	Description

1.1*	Memorandum of Association of the Registrant

1.2**	Articles of Association of the Registrant

2.1***	Specimen Share Certificate for Ordinary Share

2.2****	The Registrant’s Stock Option Plan (1993), as amended

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Schedule of Valuation and Qualifying Accounts

15.2	Consent of Kost Forer Gabbay & Kasierer

15.3	Consent of Salles, Sáinz - Grant Thornton, S. C.

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

AS OF DECEMBER 31, 2006

IN U.S. DOLLARS

F – 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

MAGAL SECURITY SYSTEMS LTD.

          We have audited the accompanying consolidated balance sheets of Magal Security Systems Ltd. (“the Company”) and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We did not audit the financial statements of a certain subsidiary, whose assets constitute approximately 3.2% and 4.1% of total consolidated assets as of December 31, 2005 and 2006, respectively, and whose revenues constitute approximately 5.2% and 11.1% of total consolidated revenues for the years ended December 31, 2005 and 2006, respectively. The financial statements of this company were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for this subsidiary, is based solely on the report of the other auditors.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

          As discussed in Note 2n to the consolidated financial statements, in 2006 the Company adopted Statement of Financial Accounting Standard Board No. 123 (revised 2004) “Share Based Payment”.

Tel-Aviv, Israel June 28, 2007	/s/Kost Forer Gabbay and Kasierer KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

F – 2

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2005	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$10,099	$4,908
Marketable securities (Note 3)	-	3,067
Short-term bank deposits	17,053	14,186
Trade receivables (net of allowance for doubtful accounts of $306 and $493 at December 31, 2005 and 2006, respectively)	24,012	28,027
Unbilled accounts receivable	8,596	5,389
Other accounts receivable and prepaid expenses (Note 4)	4,455	3,995
Deferred income taxes	1,187	1,604
Inventories (Note 5)	11,110	13,971

Total current assets	76,512	75,147

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term trade receivables	290	224
Long-term loan (Note 11i)	-	622
Long-term bank deposits	1,800	4,800
Severance pay fund	2,070	2,401

Total long-term investments and receivables	4,160	8,047

PROPERTY AND EQUIPMENT, NET (Note 6)	15,587	14,366

DEFERRED INCOME TAXES	828	686

OTHER INTANGIBLE ASSETS, NET (Note 7)	569	1,150

GOODWILL	4,186	4,285

Total assets	$101,842	$103,681

The accompanying notes are an integral part of the consolidated financial statements.

F – 3

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,

	2005	2006

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit (Note 8)	$18,068	$17,026
Current maturities of long-term bank debt (Note 10)	3,647	795
Trade payables	6,360	6,001
Customer advances	3,990	1,230
Other accounts payable and accrued expenses (Note 9)	8,914	9,782
Unrealized losses on hedging forward contracts	79	596

Total current liabilities	41,058	35,430

LONG-TERM LIABILITIES:
Unrealized losses on hedging forward contracts	50	-
Long-term bank debt (Note 10)	1,653	7,399
Long-term accounts payable (Note 11d)	-	178
Accrued severance pay	2,131	2,524

Total long-term liabilities	3,834	10,101

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS’ EQUITY (Note 12):
Share capital -
Ordinary shares of NIS 1 par value - Authorized: 19,748,000 shares at December 31, 2005 and 2006; Issued and outstanding: 10,372,448 and 10,391,548 shares at December 31, 2005 and 2006, respectively	3,220	3,224
Additional paid-in capital	47,509	47,681
Deferred stock compensation	(38)	-
Accumulated other comprehensive income	2,435	2,314
Foreign currency translation (Company’s stand alone financial statements)	-	297
Retained earnings	3,824	4,634

Total shareholders’ equity	56,950	58,150

Total liabilities and shareholders’ equity	$101,842	$103,681

The accompanying notes are an integral part of the consolidated financial statements.

F – 4

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,

	2004	2005	2006

Revenues	$60,468	$61,282	$66,958
Cost of revenues	33,226	39,154	40,231

Gross profit	27,242	22,128	26,727

Operating expenses:
Research and development, net (Note 17a)	4,683	5,265	5,378
Selling and marketing, net	12,519	13,180	12,079
General and administrative	5,771	5,961	6,533
Award granted by principal shareholders (Note 1b)	1,200	-	-

Total operating expenses	24,173	24,406	23,990

Operating income (loss)	3,069	(2,278)	2,737
Financial expenses, net (Note 17b)	762	800	851

Income (loss) before income taxes	2,307	(3,078)	1,886
Income taxes (tax benefit) (Note 14)	1,133	(23)	948

Income (loss) from continuing operations	1,174	(3,055)	938
Loss from discontinued operations, net (Note 18)	(121)	(156)	(128)

Net income (loss)	$1,053	$(3,211)	$810

Basic net earnings (loss) per share from continuing operations	$0.13	$(0.31)	$0.09

Basic net loss per share from discontinued operations	(0.01)	(0.01)	(0.01)

Basic net earnings (loss) per share (Note 13)	$0.12	$(0.32)	$0.08

Diluted net earnings (loss) per share from continuing operations	$0.13	$(0.31)	$0.09

Diluted net loss per share from discontinued operations	(0.01)	(0.01)	(0.01)

Diluted net earnings (loss) per share (Note 13)	$0.12	$(0.32)	$0.08

The accompanying notes are an integral part of the consolidated financial statements.

F – 5

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive income (loss)	Foreign currency translation -the Company	Retained earnings	Total comprehensive income (loss)	Total shareholders’ equity

Balance as of January 1, 2004	8,035,779	$2,683	$24,098	$-	$479	$-	$11,724		$38,984
Exercise of stock options	225,338	51	916	-	-	-	-		967
Deferred stock compensation related to officers’ options grant	-	-	661	(661)	-	-	-		-
Amortization of deferred stock-based compensation	-	-	-	184	-	-	-		184
Award granted by principal shareholders	-	-	1,200	-	-	-	-		1,200
Stock dividend	411,331	91	5,651	-	-	-	(5,742)		-
Comprehensive income:
Net income	-	-	-	-	-	-	1,053	$1,053	1,053
Unrealized gains on forward contracts, net	-	-	-	-	103	-	-	103	103
Foreign currency translation adjustments	-	-	-	-	1,057	-	-	1,057	1,057

Total comprehensive income								$2,213

Balance as of December 31, 2004	8,672,448	2,825	32,526	(477)	1,639	-	7,035		43,548
Issuance of share capital, net	1,700,000	395	14,793	-	-	-	-		15,188
Amortization of deferred stock-based compensation	-	-	-	439	-	-	-		439
Deferred taxes on stock options	-	-	190	-	-	-	-		190
Comprehensive income (loss):
Net loss	-	-	-	-	-	-	(3,211)	$(3,211)	(3,211)
Unrealized gains on forward contracts, net	-	-	-	-	709	-	-	709	709
Foreign currency translation adjustments	-	-	-	-	87	-	-	87	87

Total comprehensive loss								$(2,415)

Balance as of December 31, 2005	10,372,448	3,220	47,509	(38)	2,435	-	3,824		56,950
Reclassification of deferred stock compensation into additional paid-in capital upon adoption of SFAS 123(R)	-	-	(38)	38	-	-	-	-	-
Amortization of deferred stock-based compensation	-	-	51	-	-	-	-		51
Exercise of stock options	19,100	4	159	-	-	-	-		163
Comprehensive income (loss):
Net income	-	-	-	-	-	-	810	$810	810
Unrealized losses on forward contracts, net	-	-	-	-	(36)	-	-	(36)	(36)
Unrealized loss from available-for-sale securities, net	-	-	-	-	(13)	-	-	(13)	(13)
Foreign currency translation adjustments from change of functional currency, net	-	-	-	-	-	(355)	-	-	(355)
Foreign currency translation adjustments	-	-	-	-	(72)	652	-	(72)	580

Total comprehensive income								$689

Balance as of December 31, 2006	10,391,548	3,224	47,681	$-	$2,314	$297	4,634		$58,150

Accumulated unrealized losses on forward contracts, net					$(31)
Accumulated unrealized losses from available-for-sale securities, net					(13)
Accumulated foreign currency translation adjustments					2,358

Accumulated other comprehensive income as of December 31, 2006					$2,314

The accompanying notes are an integral part of the consolidated financial statements.

F – 6

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARTIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2004	2005	2006

Cash flows from operating activities:

Net income (loss)	$1,053	$(3,211)	$810
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:

Loss from discontinued operations	121	156	128
Depreciation and amortization	1,966	1,964	2,155
Loss (gain) on sale of property and equipment	(18)	(10)	7
Decrease (increase) in accrued interest on marketable securities, short-term and long-term bank deposits	657	(322)	293
Accrued interest and exchange rate changes of long-term loans	-	-	(58)
Amortization of deferred stock compensation	184	439	51
Decrease (increase) in trade receivables, net	3,956	(8,998)	(3,956)
Decrease (increase) in unbilled accounts receivable	(4,130)	(2,819)	3,482
Decrease (increase) in other accounts receivable and prepaid expenses	16	(599)	533
Decrease (increase) in deferred income taxes	178	(1,020)	(134)
Decrease (increase) in inventories	(552)	1,676	(2,728)
Decrease (increase) in long-term trade receivables	(44)	54	66
Increase (decrease) in trade payables	(1,953)	3,096	(681)
Increase in other accounts payable and accrued expenses	880	2,194	741
Increase (decrease) in customer advances	-	3,990	(2,760)
Accrued severance pay, net	(2)	31	60
Award granted by principal shareholders	1,200	-	-
Unrealized losses (gains) on hedging forward contract	476	(441)	431

Net cash provided by (used in) continuing operations	3,988	(3,820)	(1,560)
Net cash provided by (used in) discontinued operations	(310)	(319)	184

Net cash provided by (used in) operating activities	3,678	(4,139)	(1,376)

Cash flows from investing activities:

Purchase of short-term deposits	-	(16,731)	(13,726)
Proceeds from sale of short-term bank deposits	8,400	-	13,645
Purchase of long-term bank deposits	(3,000)	-	(3,000)
Proceeds from sale of long-term deposits	-	1,194	3,000
Purchase of marketable securities	-	-	(8,219)
Proceeds from sale of marketable securities	-	-	5,202
Redemption of structured notes	-	3,000	-
Investment in long-term loan	-	-	(622)
Proceeds from sale of property and equipment	59	71	215
Purchase of property and equipment	(4,858)	(2,736)	(1,420)
Purchase of know-how and patents	(89)	(46)	(323)

Net cash provided by (used in) investing activities	512	(15,248)	(5,248)

The accompanying notes are an integral part of the consolidated financial statements.

F – 7

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARTIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2004	2005	2006

Cash flows from financing activities:

Short-term bank credit, net	2,895	2,402	(1,369)
Proceeds from long-term bank loans	-	1,800	3,200
Principal payment of long-term bank loans	(365)	(1,849)	(306)
Proceeds from exercise of employee stock options	967	-	163
Proceeds from issuance of shares, net	-	14,916	-
Dividend paid	(401)	-	-

Net cash provided by financing activities	3,096	17,269	1,688

Effect of exchange rate changes on cash and cash equivalents	289	253	(255)

Increase (decrease) in cash and cash equivalents	7,575	(1,865)	(5,191)
Cash and cash equivalents at the beginning of the year	4,389	11,964	10,099

Cash and cash equivalents at the end of the year	$11,964	$10,099	$4,908

Supplemental disclosures of cash flows activities:

(a) Cash paid during the year for:
Interest	$1,093	$828	$1,518

Income taxes	$1,164	$887	$1,486

(b) Non-cash activities:
Purchase of know-how	$-	$-	$430

The accompanying notes are an integral part of the consolidated financial statements.

F – 8

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: –	GENERAL

a.

Magal Security Systems Ltd. (“the Company”) and its subsidiaries (together - “the Group”) are engaged in the development, manufacture, marketing and sale of complex computerized security systems used to automatically detect and deter human intrusion for both civilian and military markets. A majority of the Group’s sales are generated in the U.S., Canada, Europe, Mexico and Israel.

As for major customer data, see Note 16b.

	b.	Award granted by principal shareholders:

In June 2004, two principal shareholders of the Company awarded the Group’s employees an award in the net amount of $1,200. The award was allocated among the employees according to their position and seniority. The Group recorded the award expense against additional paid-in capital in accordance with Staff Accounting Bulletin (“SAB”) Topic 5T, “Accounting for Expenses or Liabilities Paid by Principal Stockholder”.

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

	a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	b.	Financial statements in U.S. dollars:

Statement of the Financial Accounting Standards Board (“SFAS”) No. 52, “Foreign Currency Translation” sets the standards for translating foreign currency financial statements of consolidated subsidiaries. The first step in the translation process is to identify the functional currency for each entity included in the financial statements. The accounts of each entity are then “remeasured” in its functional currency. All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

After the remeasurement process is complete the financial statements are translated into the reporting currency, which is the U.S. dollar (“dollar”), using the current rate method. Equity accounts are translated using historical exchange rates. All other balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the year. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

In accordance with U.S. Securities and Exchange Commission Regulation S-X 3-20 (“SX 3-20”), the Company has determined its reporting currency to be the dollar. The measurement process of SX 3-20 is conceptually consistent with that of SFAS 52.

F – 9

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has determined that as of October 1, 2006 its functional currency has changed from the dollar to the New Israeli Shekel (“NIS”). Translation adjustments resulting from translating the Company’s financial statements from the NIS to the dollar are reported as a separate component in shareholders’ equity.

	c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

	d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible into cash with original maturities of three months or less at the date acquired.

	e.	Marketable securities:

The Company accounts for investments in debt securities in accordance with Statement of Financial Accounting Standard 115, “Accounting for Certain Investments in Debt and Equity Securities” (“FAS 115”). Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. The debt securities are classified as “available-for-sale” since the Company does not have the intent to hold the securities to maturity, and are stated at fair value. Available-for-sale securities are carried at fair value with unrealized gains, and are reported as a separate item under “other comprehensive loss”.

	f.	Short-term and long-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months and less than one year, and presented at their cost.

A bank deposit with maturities of more than one year is included in long-term bank deposits, and presented at cost.

	g.	Inventories:

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

F – 10

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cost is determined as follows:

Raw materials, parts and supplies - using the “first-in, first-out” method.

Work in progress and finished products - on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

During 2004, 2005 and 2006, the Group recorded inventory write-offs from continued operations in the amount of $ 218, $ 420 and $ 760, respectively. Such write-offs were included in cost of revenues.

During 2004, 2005 and 2006, the Group recorded inventory write-off from discontinued operations in the amount of $ 6, $ 87 and $ 62, respectively. Such write-off were included in loss from discontinued operations, net.

	h.	Long-term trade receivables:

Long-term trade receivables derive from operating lease arrangements and from long-term payment arrangements.

	i.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Buildings	3 - 4
Machinery and equipment (including machinery and equipment leased to customers under operating leases)	10 - 33 (mainly 10%)
Motor vehicles	15 - 33
Promotional displays	25 - 50
Office furniture and equipment	6 - 33
Leasehold improvements	By the shorter of the term of the
lease or the life of the assets

j.	Intangible assets:

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”).

Know-how is amortized over 5 to 10 years, patents are amortized over a period of 10 years, customer list is amortized over an average period of three years and technology is amortized over 8 years.

F – 11

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	k.	Impairment of long-lived assets:

The Group’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During 2004, 2005 and 2006, no impairment losses have been identified.

	l.	Goodwill:

Goodwill represents excess of the costs over the net fair value of the assets of the businesses acquired. SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reportable units. During 2004, 2005 and 2006, no impairment losses have been identified.

Differences between the balance of goodwill as of December 31, 2005 and 2006 derive from functional currency translation adjustments. The entire goodwill balance relates to the Perimeter security systems segment.

	m.	Revenue recognition:

The Group generates its revenues mainly from (1) installation of comprehensive security systems for which revenues are generated from long-term fixed price contracts; (2) sales of security products; and (3) services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts.

Revenues from installation of comprehensive security systems are generated from fixed-price contracts according to which the time between the signing of the contract and the final customer acceptance is usually over one year. Such contracts require significant customization for each customer specific needs and, as such, revenues from these type of contracts are recognized in accordance with Statement of Position (“SOP”) No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” using contract accounting on a percentage of completion method. Accounting for long-term contracts using the percentage-of-completion method stipulates that revenue and expense are recognized throughout the life of the contract, even though the project is not completed and the purchaser does not have possession of the project. Percentage of completion is calculated based on the “Input Method”.

F – 12

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Project costs include materials purchased to produce the system, related labor and overhead expenses and subcontractor’s costs. The percentage to completion is measured by monitoring costs and efforts devoted using records of actual costs incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. The amounts of revenues recognized are based on the total fees under the agreements and the percentage to completion achieved. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

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

Fees are payable upon completion of agreed upon milestones and subject to customer acceptance. Amounts of revenues recognized in advance of contractual billing, are recorded as unbilled accounts receivable. The period between most instances of advanced recognition of revenues and the customers’ billing generally ranges between one to six months.

The Group sells security products to customers according to customers’ orders without installation work. The customers are not entitled to return the products. Revenues from security product sales are recognized in accordance with Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition in Financial Statements”, when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectibility is probable.

Services and maintenance are performed under either fixed-price based or time-and-materials based contracts. Under fixed-price contracts, the Group agrees to perform certain work for a fixed price. Under time-and-materials contracts, the Group is reimbursed for labor hours at negotiated hourly billing rates and for materials. Such service contracts are not in the scope of SOP No. 81-1, and accordingly, related revenues are recognized in accordance with SAB No. 104, as those services are performed or over the term of the related agreements provided that, an evidence of an arrangement has been obtained, fees are fixed and determinable and collectibility is reasonably assured.

F – 13

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

One of the Company’s subsidiaries provides security video monitoring services. The majority of its contracts are for a five year term and do not include terms that result in the transfer of title of the equipment to the customer. Under the contracts service is not dependent on specific equipment. The subsidiary’s obligation is related to the provision of monitoring services. In accordance with Emerging Issues Task Force (“EITF”) No. 01-08, “Determining Whether an Arrangement Contains a Lease” and SFAS No. 13, “Accounting for Leases”, the service contract does not meet the definition of a lease and as such the subsidiary recognizes monthly service fees over the term of the agreement.

Deferred revenue includes unearned amounts under installation services, service contracts and maintenance agreements.

	n.	Accounting for stock-based compensation:

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), under which the Company previously accounted for its share based awards granted to employees and directors, for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statement. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in 2006, includes only compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123. The Company did not grant stock options in 2006. Results for prior periods have not been restated.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the accelerated attribution method over the vesting period, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

F – 14

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s net income for the year ended December 31, 2006, is approximately $ 15 lower than if it had continued to account for stock-based compensation under APB 25. The influence on the basic and diluted net earnings per share for the year ended December 31, 2006 is immaterial.

Prior to January 1, 2006, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB 25, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

During the years ended December 31, 2004, 2005 and 2006, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $ 184, $ 439 and $ 51, respectively.

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements.

The expected option term represents the period that the Company’s stock options are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has no foreseeable plans to pay dividends.

Fair values were estimated using the following weighted average assumptions:

	2004	2005

Dividend yield	0%	0%
Expected volatility	97.9%	83.4%
Risk-free interest	2.46%	4%
Expected life of up to	1.5 years	2.5 years

The Company did not grant stock options in 2006.

F – 15

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A summary of employee option activity under the Company’s stock option plans as of December 31, 2006 and changes during the year ended December 31, 2006 are as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual life (in months)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2006	343,000	$8.35
Granted	-	$-
Exercised	(19,100)	$8.56
Forfeited	(1,800)	$8.56

Outstanding at December 31, 2006	322,100	$8.34	40.3	$218

Exercisable at December 31, 2006	317,100	$8.26	40.1	$218

Vested and expected to vest at December 31, 2006	322,100	$8.34	40.3	$218

The weighted-average grant-date fair value of options granted during the years ended December 31, 2004 and 2005 was $7.92 and $4.39, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fourth quarter of fiscal 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair market value of the Company’s stock. Total intrinsic value of options exercised for the year ended December 31, 2006 was approximately $71. As of December 31, 2006, there was approximately $13 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 0.97 years. Total grant-date fair value of options that vested during the year ended December 31, 2006 was approximately $713.

F – 16

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table illustrates the effect on the net income (loss) and net earnings (loss) per share, assuming that the Company had applied the fair value recognition provision of SFAS 123 on its stock-based employee compensation for all prior periods:

	Year ended December 31,

	2004	2005

Net income (loss) as reported:	$1,053	$(3,211)
Add: stock-based compensation expenses determined under the intrinsic value based method included in the reported net income	184	439
Deduct: stock-based compensation expenses determined under fair value based method for all awards	(198)	(1,493)

Pro forma net income	$1,039	$(4,265)

Basic net earnings (loss) per share, as reported	$0.12	$(0.32)

Diluted net earnings (loss) per share, as reported	$0.12	$(0.32)

Pro forma basic net earnings (loss) per share	$0.12	$(0.43)

Pro forma diluted net earnings (loss) per share	$0.12	$(0.43)

o.	Research and development costs:

Research and development costs incurred in the process of developing product improvements or new products, are charged to expenses as incurred, net of grants received and investment tax credit.

p.	Warranty costs:

The Group provides a warranty for up to 24 months, at no extra charge. The Group estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized in accordance with FASB interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” and SFAS No. 5, “Accounting for Contingencies”. Factors that affect the Group’s warranty liability include the number of units, historical and anticipated rates of warranty claims and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. A tabular reconciliation of the changes in the Group’s aggregate product warranty liability is not provided due to immateriality.

q.	Royalty-bearing grants:

Royalty-bearing grants from the Government of Israel for funding research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a reduction of research and development costs. Research and development grants recognized amounted to $228, $8 and $0 in 2004, 2005 and 2006, respectively.

F – 17

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	r.	Net earnings (loss) per share:

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128 , “Earnings Per Share”.

	s.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, short-term and long-term bank deposits, trade receivables, unbilled accounts receivable, , long-term trade receivables and long-term loan.

Cash and cash equivalents, short-term and long-term bank deposits are mainly invested in major Israeli and U.S. banks. Cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

Marketable securities comprised of investments in U.S. government debentures. Management believes that the U.S. government is financially sound, and accordingly minimal credit risk exists with respect to these marketable securities.

The short-term and long-term trade receivables of the Group, as well as the unbilled accounts receivable, are derived from sales to large and solid organizations and governmental authorities located mainly in Israel, the United States, Canada, Mexico and Europe. The Group performs ongoing credit evaluations of its customers and to date have not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection and in accordance with an aging key. During the years ended December 31, 2004, 2005 and 2006, the group recorded $131, $(13) and $187 of expenses related to doubtful accounts, respectively. In certain circumstances, the Group may require letters of credit, other collateral or additional guarantees.

The loan granted to a third party is secured by personal guarantee of the beneficial owner (see Note 11i). The management believes that the loan is well secured, and accordingly, minimal credit risk exists with respect to this loan.

The Group has no significant off-balance sheet concentration of credit risks, such as foreign exchange contracts or foreign hedging arrangements, except derivative instruments, which are detailed in x. below.

F – 18

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	t.	Income taxes:

The Group accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

	u.	Severance pay:

The Company’s liability for its Israeli employees severance pay is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for its employees in Israel is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits accumulated up to balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2004, 2005 and 2006, amounted to approximately $306, $362 and $476, respectively.

	v.	Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

(i)

The carrying amounts of cash and cash equivalents, marketable securities, short-term bank deposits, trade receivables, unbilled accounts receivable, short-term bank credit and trade payables approximate their fair value due to the short-term maturity of such instruments.

(ii)

The carrying amount of the Group’s long-term trade receivables and long-term bank deposits approximate their fair value. The fair value was estimated using discounted cash flows analyses, based on the Group’s investment rates for similar type of investment arrangements.

(iii)

The carrying amounts of the Group’s long-term debt are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. As of December 31, 2005, the fair value of the Company’s long-term borrowing was $5,259, compared to the carrying amount of $5,300. As of December 31, 2006, the fair value of the Company’s long-term borrowing was $8,158, compared to the carrying amount of $8,194.

F – 19

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	w.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2004, 2005 and 2006, were $495, $420 and $447, respectively.

	x.	Derivative instruments:

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, requires a company to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged.

To protect against the change in the forecasted foreign currency cash flows of certain sale arrangements resulting from changes in the exchange rate, the Company has entered during 2004, 2005 and 2006 into forward contracts in order to hedge portions of its forecasted revenue and unbilled accounts receivable denominated in Euros and Polish Zlotys. The Company has designated the forward instruments as cash flow hedges for accounting purposes.

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

The Company determined that it is probable that sales arrangement in Polish Zlotys and the related forecasted revenues and accounts receivable will not occur by the end of the specified time period. Accordingly, changes in the fair value of the forward contracts were recorded in financial expenses in the years ended December 31, 2005 and 2006.

On October 1, 2006, the Company changed its functional currency from dollars to NIS (see also Note 2b). From the date of change in functional currency, the hedge of the revenues in Euros is no longer effective. Changes in the fair value of the forward contracts from October 1, 2006 were charged to financial expenses.

The Company recorded $0, $110 and $915 as financial expenses related to forward contracts transactions, in 2004, 2005 and 2006, respectively.

F – 20

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	y.	Reclassification:

Certain financial statement data for prior years have been reclassified to conform to current year financial statement presentation. The reclassification did not impact net income, working capital or cash flows from operations as previously reported.

	z.	Impact of recently issued Accounting Standards:

In July 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, “Accounting for Income Taxes” (“FAS 109”). This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. For the evaluation of the effect of the adoption of FIN 48 on the financial statements, see note 19.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. The statements does not apply to accounting standard that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157.

F – 21

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS No. 159 no later than January 1, 2008. The Company has not yet determined the effect that the adoption of SFAS No. 159 will have on its consolidated financial statements.

NOTE 3: –	MARKETABLE SECURITIES

The Company invests in marketable debt securities, which are classified as available-for-sale investments. The following is a summary of marketable debt securities:

	December 31,

	2005			2006

	Amortized cost	Unrealized losses	Market value	Amortized cost	Unrealized losses	Market value

Available-for-sale:

U.S. Government debentures	$-	$-	$-	$3,080	$13	$3,067

Total available-for-sale marketable securities	$-	$-	$-	$3,080	$13	$3,067

The unrealized losses on available-for-sale debt securities included in other comprehensive income, as a separate component of shareholders’ equity, totaled to $ 13 as of December 31, 2006.

The unrealized losses on the Company’s investments in available-for-sale securities are a result of interest rate changes. Since the Company has the ability and intent to hold these investments until a recovery of fair value, which may be until maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2006.

The amortized cost and estimated fair value of available-for-sale investments as of December 31, 2006, by contractual maturity, are as follows:

	December 31,

	2005		2006

	Amortized cost	Market value	Amortized cost	Market value

Available-for-sale:
Matures in one year	$-	$-	$-	$-
Matures in one to three years	-	-	3,080	3,067

	$-	$-	$3,080	$3,067

F – 22

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: –	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2005	2006

Government authorities	$1,585	$1,756
Employees	294	207
Prepaid expenses	653	495
Advances to suppliers	1,548	1,159
Others	375	378

	$4,455	$3,995

NOTE 5: –	INVENTORIES

Raw materials	$4,902	$7,650
Work in progress	1,855	2,213
Finished products	4,353	4,108

	$11,110	$13,971

NOTE 6: –	PROPERTY AND EQUIPMENT

a.	Composition:

	Cost:
	Land and buildings	$8,949	$8,982
	Machinery and equipment	7,092	6,775
	Machinery and equipment leased to customers under operating leases	7,949	8,352
	Motor vehicles	1,324	1,133
	Promotional displays	1,244	1,121
	Office furniture and equipment	3,190	2,985
	Leasehold improvements	780	805

		30,528	30,153

	Accumulated depreciation:
	Buildings	2,698	3,144
	Machinery and equipment	5,987	5,662
	Machinery and equipment leased to customers under operating leases	1,596	2,311
	Motor vehicles	954	896
	Promotional displays	1,025	1,028
	Office furniture and equipment	2,554	2,533
	Leasehold improvements	127	213

		14,941	15,787

	Depreciated cost	$15,587	$14,366

b.	Depreciation expenses amounted to $1,822, $1,823 and $1,952 for the years ended December 31, 2004, 2005 and 2006, respectively

c.	As for charges, see Note 11h.

F – 23

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: –	OTHER INTANGIBLE ASSETS, NET

	a.	Composition:

	December 31,

	2005	2006

Cost:
Know-how	$502	$982
Patents	2,787	2,859
Customer list	-	172
Technology	436	436

	3,725	4,449

Accumulated amortization:
Know-how	446	429
Patents	2,575	2,626
Customer list	-	53
Technology	135	191

	3,156	3,299

Amortized cost	$569	$1,150

b.	Amortization expenses related to intangible assets amounted to $144, $141 and $203 for the years ended December 31, 2004, 2005 and 2006, respectively.

c.	Estimated amortization of intangible assets for the years ended:

December 31,

2007	$238
2008	204
2009	196
2010	165
2011 and thereafter	347

$1,150

F – 24

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: –	SHORT-TERM BANK CREDIT

	a.	Classified by currency, linkage terms and interest rates:

	Interest rate		December 31,

	2005	2006	2005	2006

	%

In or linked to U.S. dollars (1)	4.14	5.71	$15,100	$13,600
In or linked to NIS (1)	5.00	5.85	1,742	3,426
In or linked to PLN (1)	5.92	-	1,226	-

			$18,068	$17,026

Weighted average interest rates at the end of the year	4.62	5.74

Total authorized credit lines approximate			$48,895	$54,841

Unutilized credit lines approximate			$15,781	$21,437

(1)

The Company has undertaken to maintain the following financial ratios and terms in respect of its used credit line:(i) a ratio of at least 40% of consolidated shareholders’ equity out of the consolidated total assets, (ii) minimal annual consolidated net income in the amount of $ 1,000 and (iii) the same shareholders maintain the core of control in the Company. As of December 31, 2005 and 2006, the Company was not in compliance with the requirement under its credit lines that the Company will have a minimum annual consolidated net income of at least $ 1,000. Subsequent to the balance sheet date, the banks agreed to waive such requirement as of December 31, 2006 and informed the Company that it will not require the immediate repayment of the Company’s outstanding indebtedness as a result of such non-compliance. In addition, the banks agreed to cancel the aforementioned ratios and terms.

b.	As for charges, see Note 11h.

NOTE 9: –	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2005	2006

Employees and payroll accruals	$1,596	$1,799
Provision in respect of demand for bank performance guarantee (1)	1,436	-
Accrued expenses	4,859	5,743
Deferred revenues	284	555
Government authorities	84	528
Income tax payable	249	635
Others	406	522

	$8,914	$9,782

(1) See also Note 11 g(2).

F – 25

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: –	LONG-TERM BANK DEBT

	a.	Classified by currency, linkage terms and interest rates:

		Interest rate		December 31,
	Linkage
	terms	2005	2006	2005	2006

		%

Bank loans	U.S. $	3.10	5.96	$2,500	$5,540
Bank promissory notes(1)	U.S. $	5.4	6.215	1,000	1,000
Mortgage payable	U.S. $	5.45	5.45	1,800	1,654

				5,300	8,194
Less - current maturities				3,647	795

				$1,653	$7,399

Weighted average interest rates at the end of the year		4.33	5.89

	(1)	The promissory notes contain covenants that require the Group to maintain $ 1,000 in deposits at all times otherwise the interest rate on the notes becomes the bank’s rate plus 0.25% until the minimum deposit is maintained. As of December 31, 2006, management believes that the Group was in compliance with these ratios and terms.

b.	As of December 31, 2006, the aggregate annual maturities of the long-term loans are as follows:

2007	795
2008	4,303
2009	813
2010	1,803
2011	480

$8,194

c.	As for charges, see Note 11h.

d.	As for financial ratios in respect of the Company’s used credit line, see Note 8a(1).

F – 26

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: –	COMMITMENTS AND CONTINGENT LIABILITIES

	a.	Royalty commitments to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (“OCS”):

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

Royalties paid amounted to $61, $83 and $79 for the years ended December 31, 2004, 2005 and 2006, respectively. As of December 31, 2006, the Company had remaining contingent obligations to pay royalties in the amount of approximately $1,652.

	b.	Royalty commitments to the Fund for Encouragement of Marketing Activities:

The Israeli Government, through the Fund for the Encouragement of Marketing Activities, awarded the Company grants for participation in expenses for foreign marketing. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount of the grants received.

No royalties were paid during the years ended December 31, 2004, 2005 and 2006. As of December 31, 2006, the Company’s aggregate contingent obligation amounted to $82.

	c.	Royalty commitments to third party:

During 2002, the Company entered into a development agreement for planning, developing and manufacturing a security system with a third party. Under the agreement, the Company agreed to pay the third party royalty fees, based on a formula as defined in the agreement. Under this agreement, the Company also committed to purchase a certain volume of products at a minimum amount of approximately $300 over 2.5 years after achievement of certain milestones. As of December 31, 2006, royalty commitments under the agreement amounted to $22.

d.

In September 2006, the Company signed with a third party a non exclusive agreement for the rights to use certain intangible assets such as know-how and patents for the production, selling and marketing of perimeter security system based on fiber-optic that is used mainly to protect marine sites. The contract period is 2 years and the Company has the right to extend the contract for additional 5 years. The consideration for the license is $548, payable in 24 monthly installments. In addition, the Company will pay royalties based on a formula as defined in the agreement.

In addition, the parties have signed an unlimited agreement that grants the Company the rights to provide maintenance and support for the systems sold previously by the third party. The Company agreed to pay royalties based on a formula as defined in the agreement.

No royalties were paid or accrued as of December 31, 2006.

F – 27

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

	e.	Lease commitments:

The Group rents its facilities and some of its motor vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2010.

Future minimum lease payments under non-cancelable operating lease agreements are as follows:

2007	$596
2008	460
2009	252
2010	68

$1,376

Total rent expenses for the years ended December 31, 2004, 2005 and 2006, were approximately $671, $593 and $700, respectively.

f.	Guarantees:

As of December 31, 2006, the Group obtained bank performance guarantees and advance payment guarantees and bid bond guarantees from several banks mainly in Israel in the amount of $6,488.

g.	Legal proceedings:

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

The plaintiff requested the courts to annul the field trial and sought approximately $714 in damages. The Company denied all of the above allegations and claimed that the plaintiff’s perimeter system failure was not the result of the former employee’s actions. In July 2005, the parties agreed to appoint a mediator, as proposed by the court. As a result of the mediation, on December 5, 2006, the Company paid the competitor $29.

2.

In May 2005, the Company entered into an agreement to supply comprehensive security solutions for a sensitive site in Europe. As part of the agreement, the Company received an advance payment, in the amount of $3,990, secured by a bank advance payment guarantee, which was to be reduced proportionally according to the progress of the execution of the project. In addition, the Company issued to the customer a bank performance guarantee in the amount of $1,436. The Company commenced the execution of the project and delivered part of the equipment and other deliverables to the customer. In April 2006, the customer informed the Company that it was canceling the agreement due to errors in the design documents submitted by the Company.

F – 28

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In addition, the customer did not make the payments required under the agreement. The Company believes that there are no factual or legal grounds for the cancellation and, accordingly, the agreement is still valid. Based on the cancellation of the agreement, the customer collected on June 20, 2006 $ 3,181 related to an advance payment that was secured by a bank guarantee.

On April 28, 2006, the Company commenced arbitration proceedings against the customer. In these proceedings, the Company asked the arbitrators to find that the agreement is valid and to enforce the payment of the amounts due pursuant to the agreement. The customer denied the Company’s allegations and filed a counter claim for liquidated damages in a foreign currency, which on December 31, 2006, was equal to approximately $ 4.5 thousand. The hearing of the arbitration has been concluded and the case is still pending resolution of the arbitration panel.

Due to this uncertainty, the Company did not recognize any revenues from this project.

On July 11, 2006, the customer made a demand for the payment under the performance bank guarantee in the amount of approximately $ 1,436. Upon the Company’s motion, the District Court in Haifa, Israel has issued a temporary injunction against the payment of such guarantee pending a hearing in August 2006. In view of the above, and due to the uncertainty in preventing the forfeiture of the performance bank guarantee, the Company included in its financial statements as of December 31, 2005, a provision in respect of this guarantee, in the amount of $ 1,436. At the hearing, the Company reached a settlement according to which the Company paid the customer 50% of the performance guarantee, and the balance is subject to the results of the arbitration and will be repaid only if pursuant to the arbitration award the Company will be found liable for damages that exceed the amount already paid by the Company.

Based on the opinion of the Company’s legal counsel, the Company believes that there is a good likelihood to obtain judgment dismissing all claims raised by the customer. In view of the above, in 2006 the Company cancelled the balance of the provision made in its financial statements regarding the performance guarantee, and did not record any provision regarding the counter claim filed against it.

	h.	Charges:

As collateral for all of the Group liabilities to banks:

		1.	A fixed charge has been placed on the Company’s property.

		2.	The Company agreed not to pledge any of its assets without the consent of several banks.

		3.	A fixed charge in the amount of $ 3,000 has been placed on the Company’s bank deposits.

		4.	A subsidiary of the Company has two bank promissory notes in the aggregate amount of $ 1,000 due on July 17, 2008, collateralized by substantially all of the subsidiary’s assets.

F – 29

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

i.

In October 2006, the Company signed an agreement with a third party, which consults, markets and implements projects in the security field. According to the agreement, during the first 12 months (“the agreement period”), the parties agreed to cooperate in the development of the business of the third party.

The Company has granted a loan to the third party in the amount of $ 600. The Company will also provide the third party with additional monthly amounts to fund its activities during the agreement period, that will not exceed $ 23 per month. The loan and the monthly amounts will bear an annual interest rate of 5%, and shall be paid in October 2011.

The Company received an option to purchase all of the assets of the third party’s business, exercisable during the agreement period (“the option”). The Company is obligated to exercise the option if the third party will meet certain milestones. The exercise price of the option is comprised of the outstanding loan and the monthly amounts mentioned above and an additional $ 400 in cash. In the event that the Company will exercise the option, the beneficial owner of the third party will be entitled to receive 50% of the operating profit of certain projects, as defined in the agreement.

NOTE 12: –	SHAREHOLDERS’ EQUITY

	a.	Pertinent rights and privileges conferred by Ordinary shares:

The Ordinary shares of the Company are listed for trade on NASDAQ Global Market and in Israel, on the Tel-Aviv Stock Exchange. The Ordinary shares confer upon their holders the right to receive notice to participate and vote in the general meetings of the Company and the right to receive dividends, if declared.

	b.	Issued and outstanding share capital:

On April 19, 2005, the Company completed a public offering of $ 16.3 thousand in consideration of 1,700,000 of the Company’s Ordinary shares at a price per share of $ 9.5 and at a price of $ 9.92 (the closing price of the Ordinary shares on the date of the transaction) to two principal shareholders of the Company.

	c.	Stock Option Plan:

On October 27, 2003, the Company’s Board of Directors approved the 2003 Israeli Share Option Plan (“the 2003 Plan”). Under the 2003 Plan, stock options will be periodically granted to employees, directors, officers and consultants of the Company or its subsidiaries, in accordance with the decision of the Board of Directors of the Company (or a committee appointed by it). The Board of Directors has the authority to determine the number of options, if any, which will be granted to each of the aforementioned, the dates of the grant of such options, the date of their exercise as well as their rate of conversion into shares in respect of each stock option, and the purchase price thereof.

The 2003 Plan is effective for ten years and shall terminate in October 2013. Any options that are cancelled or forfeited before expiration become available for future grant.

As of December 31, 2006, there were 301,475 options available for future grant.

F – 30

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: –	SHAREHOLDERS’ EQUITY

A summary of the Company’s stock options activities in 2004, 2005 and 2006, is as follows:

	Year ended December 31,

	2004		2005		2006

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	223,216	$4.61	105,000	$7.66	343,000	$8.35
Granted	100,000	$7.66	238,000	$8.65	-
Adjustment as a result of stock dividend	7,652	$-	-	$-	-
Exercised	(225,338)	$4.61	-	$-	(19,100)	$8.56
Forfeited	(530)	$-	-	$-	(1,800)	$8.56

Outstanding at end of year	105,000	$7.66	343,000	$8.35	322,100	$8.34

Exercisable options at end of year	-	$-	231,200	$8.56	317,100	$8.26

The options outstanding as of December 31, 2006 have been separated into ranges of exercise price as follows:

Options outstanding as of December 31, 2006	Exercise price	Weighted average remaining contractual life	Options exercisable as of December 31, 2006

		(in months)

105,000	$7.66	24.9	105,000
212,100	$8.56	47.7	212,100
5,000	$13.00	47.7	-

322,100	$8.34		317,100

d.	Dividends:

1.

Dividends, if any, will be declared and paid in U.S. dollars. Dividends paid to shareholders in Israel will be converted into NIS on the basis of the exchange rate prevailing at the date of payment. The Company has determined that it will not distribute dividends out of tax-exempt profits.

2.

The Company’s Board of Directors declared stock dividends of 3%, 3% and 5% in May 2002, May 2003 and July 2004, respectively. All shares, options and net earnings per share data have been retroactively adjusted to reflect the stock dividends.

3.

At the Annual General Meeting of Shareholders held on July 29, 2004, the shareholders approved the payment of an interim cash dividend in the amount of $ 0.05 per Ordinary share of NIS 1 par value each, which was declared by the Board of Directors in December 2003.

F – 31

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: –	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,

	2004	2005	2006

Numerator:

Income (loss) from continuing operations	$1,174	$(3,055)	$938
Gain (loss) on discontinued operations	(121)	(156)	(128)

Net income (loss)	$1,053	$(3,211)	$810

Denominator:
Denominator for basic net earnings per share - weighted-average number of shares outstanding	8,581,348	9,883,407	10,384,047
Effect of diluting securities:
Employee stock options	55,031	16,926	57,777

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises	8,636,379	9,900,333	10,441,824

Basic net earnings (loss) per share from continuing operations	$0.13	$(0.31)	$0.09

Basic net loss per share from discontinued operations	(0.01)	(0.01)	(0.01)

Basic net earnings (loss) per share	$0.12	$(0.32)	$0.08

Diluted net earnings (loss) per share form continuing operations	$0.13	$(0.31)	$0.09

Diluted net loss per share from discontinued operations	(0.01)	(0.01)	(0.01)

Diluted net earnings (loss) per share	$0.12	$(0.32)	$0.08

F – 32

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: –	TAXES ON INCOME

	a.	Tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959 (“the Law”):

The Company has been granted the status of an “Approved Enterprise” under the Law. Currently, there are two expansion programs under which the Company is entitled to tax benefits:

1.

On March 18, 1997, a program of the Company was granted the status of an “Approved Enterprise”. The Company elected to enjoy the “alternative benefits” track - waiver of grants in return for tax exemption and accordingly, the Company’s income from this program was tax-exempt for a period of four years, and is subject to a reduced tax rate of 15%-25% for a period ranging between three to six years (depending on the percentage of foreign ownership of the Company). The period of benefits under this program began in 1998 and will terminate in 2007.

2.

On August 13, 2002, a program of the Company was granted the status of an “Approved Enterprise”. The Company elected to enjoy the “alternative benefits” track - waiver of grants in return for tax exemption - and, accordingly, the Company’s income from this program is tax-exempt for a period of two years, and is subject to a reduced tax rate of 15%-25% for a period of five to eight years (depending upon the percentage of foreign ownership of the Company). The benefit period for this program began in 2003 and will terminate in 2012.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the Law, regulations published there under and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2006, management believes that the Company is in compliance with all of the aforementioned conditions.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

A recent amendment to the Law, which has been officially published effective as of April 1, 2005 (“the Amendment”), has changed certain provisions of the Law. As a result of the Amendment, a company is no longer obliged to implement an Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Benefits provisions, and therefore there is no need to apply to the Investment Center for this purpose (Approved Enterprise status remains mandatory for companies seeking grants). Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the Amendment. A company is also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment.

F – 33

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: –	TAXES ON INCOME (Cont.)

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the Amendment states that a company must make an investment in the Beneficiary Enterprise exceeding a minimum amount specified in the Law. Such investment may be made over a period of no more than three years ending at the end of the year in which a company requested to have the tax benefits apply to the Beneficiary Enterprise (“the Year of Election”). Where a company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Beneficiary Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Beneficiary Enterprise is required to exceed a certain percentage of the company’s production assets before the expansion. The duration of tax benefits is subject to a limitation of the earlier of 7 years from the Commencement Year, or 12 years from the first day of the Year of Election.

On March 3, 2007, the Company received a pre-ruling from the Israeli Tax Authority, for its request for a Benefiting Facility, regarding eligibility for benefits under the Amendment. The Company’s income from this program is tax-exempt for a period of two years, and is subject to a reduced tax rate of 15%-25% for a period of five to eight years (depending upon the percentage of foreign ownership of the Company). The Company did not yet enjoy the tax benefits from this program.

Income from sources other than “Approved Enterprise”, during the benefit period will be subject to tax at regular rate of 31% in 2006 (see e. below).

By virtue of the Law, the Company is entitled to claim accelerated depreciation on equipment used by the “Approved Enterprise” during five tax years.

Since the Company is operating under more than one approval and since part of its taxable income is not entitled to tax benefits under the aforementioned law and is taxed at regular rates (currently 31%), its effective tax rate is the result of a weighted combination of the various applicable rates and tax-exemptions. The computation is made for income derived from each program on the basis of formulas determined in the law and in the approvals.

The tax-exempt income attributable to the “Approved Enterprises” can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently - 15%).

F – 34

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: –	TAXES ON INCOME (Cont.)

	b.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Under the Income Tax (Inflationary Adjustments) Law, 1985, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in dollar.

	c.	Tax benefits (in Israel) under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an “industrial company” as defined by this law and, as such, is entitled to certain tax benefits including accelerated depreciation, deduction of the purchase price of patents and know-how and deduction of public offering expenses.

d.

The Company is in a process of tax assessment for the years 2001-2004. The Israeli Tax Authority issued tax assessment for the year 2001 in the amount of approximately $ 850 including interest and linkage differences. The Company submitted an objection to this assessment and is negotiating with the Israeli Tax Authority. To the management’s opinion, the Company has good arguments against this assessment. The Company estimates that it is more likely than not that it will not have to pay this amount, and therefore did not record any provision regarding this assessment.

	e.	Tax rates:

1.

On July 25, 2005, the Knesset (Israeli Parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.

		2.	The tax rates of the Company’s subsidiaries range between 25%-40%.

	f.	Investment tax credit:

Two of the Company’s subsidiaries are eligible for investment tax credits on their research and development activities and on certain current and capital expenditures. During the year ended December 31, 2006, the subsidiaries recognized $ 162 of investment tax credits as a reduction of research and development expenses.

In total, the subsidiaries have investment tax credits available to reduce future federal income taxes payable, amounting to $ 208, which will expire in 2016-2023.

F – 35

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: –	TAXES ON INCOME (Cont.)

g.	Reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory rate, and the actual tax expense, is as follows:

	Year ended December 31,

	2004	2005	2006

Income (loss) before taxes as reported in the statements of operations	$2,307	$(3,078)	$1,886

Tax rate	35%	34%	31%

Theoretical tax expense (tax benefit)	$807	$(1,047)	$585

Increase (decrease) in taxes:
Non-deductible items, net	(400)	25	48
Deferred taxes on losses for which valuation allowance was provided	1,163	579	452
Tax exemption applicable to “Approved Enterprises” and exempted income	(302)	347	(75)
Taxes in respect of prior years	(23)	52	1
Other (1)	(112)	21	(63)

Taxes on income (tax benefit) in the statements of operations	$1,133	$(23)	$948

Per share amounts (basic and diluted) of the tax benefit resulting from “Approved Enterprises”	$0.03	$(0.04)	$0.01

(1) Including conversion of monetary items for tax purposes.

h.	Taxes on income (tax benefit) included in the statements of operations:

Current:
Domestic	$460	$-	$-
Foreign	518	620	1,041

Deferred:
Domestic	(70)	(642)	248
Foreign	248	(53)	(342)

Taxes in respect of prior years:
Domestic	-	-	1
Foreign	(23)	52	-

Taxes on income (tax benefit) from continuing operations	1,133	(23)	948
Tax benefit from discontinued operations	(32)	(36)	(34)

Total taxes on income (tax benefit)	$1,101	$(59)	$914

F – 36

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: –	TAXES ON INCOME (Cont.)

	i.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets are as follows:

	December 31,

	2005	2006

Operating loss carryforward	$3,923	$4,339
Reserves and tax allowances	963	1,274

Total deferred assets before valuation allowance	4,886	5,613
Valuation allowance	(2,871)	(3,323)

Net deferred tax assets	$2,015	$2,290

Domestic	$1,553	$1,456
Foreign	462	834

	$2,015	$2,290

j.	The domestic and foreign components of income (loss) before taxes are as follows:

	Year ended December 31,

	2004	2005	2006

Domestic	$2,290	$(2,998)	$564
Foreign	17	(80)	1,322

	$2,307	$(3,078)	$1,886

k.	Net operating losses carryforward:

The Company has estimated total available carryforward tax losses of $1,259 to offset against future taxable income.

The Company’s subsidiaries in the U.S. and the U.K. have estimated total available carryforward tax losses of $9,802 and $911, respectively, to offset against future taxable income for 16 to 20 years, and an indefinite period, respectively. As of December 31, 2006, the Company recorded a full valuation allowance of the subsidiaries’ abovementioned tax assets due to the uncertainty of their future realization.

Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

F – 37

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15: –	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

	a.	Balances with related parties:

	December 31,

	2005	2006

Balances with related parties	$290	$59

b.	Sales to related parties:

	Year ended December 31,

	2004	2005	2006

Sales to related parties (1)	$386	$671	$765

(1) Sales to related parties represent services provided by the Company’s subsidiary.

NOTE 16: –	SEGMENT INFORMATION

The Group adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. The Group operates in three major reportable segments, which represent the Group’s operating segments as follows:

1.

Perimeter security systems - The Group’s line of perimeter security systems consists of the following: Microprocessor-based central control units, taut wire perimeter intrusion detection systems, INNO fences, vibration detection systems, field disturbance sensors, and other.

	2.	Security turnkey projects - The Group executes turnkey projects based on the Company’s security management system and acts as an integrator.

	3.	Video monitoring services - The Group supplies video monitoring services through Smart Interactive Systems, Inc., a U.S. subsidiary.

F – 38

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16: –	SEGMENT INFORMATION (Cont.)

	a.	The following data present the revenues, expenditures, assets and other operating data of the Group’s operating segments:

	Year ended December 31,

	2004					2005					2006

	Perimeter	Projects	Video monitoring	Other	Total	Perimeter	Projects	Video monitoring	Other	Total	Perimeter	Projects	Video monitoring	Other	Total

Revenues	$46,342	$11,375	$2,060	$691	$60,468	$40,143	$17,970	$2,897	$272	$61,282	47,186	16,167	3,358	247	66,958

Depreciation and amortization	$1,252	$11	$698	$5	$1,966	$1,228	$19	$713	$4	$1,964	1,070	133	952	-	2,155

Operating income (loss), before financial expenses and taxes on income	$4,978	$1,430	$(2,262)	$(1,077)	$3,069	$4,334	$(5,290)	$(1,375)	$53	$(2,278)	3,070	935	(1,130)	(138)	2,737

Financial expenses, net					762					800					851
Taxes on income					1,133					(23)					948
Loss from discontinued operations, net					121					156					128

Net income (loss)					$1,053					$(3,211)					$810

	December 31,

	2004					2005					2006

	Perimeter	Projects	Video monitoring	Other	Total	Perimeter	Projects	Video monitoring	Other	Total	Perimeter	Projects	Video monitoring	Other	Total

Total long-lived assets	$13,576	$192	$5,814	$19	$19,601	$13,042	$194	$7,087	$19	$20,342	12,451	552	6,778	20	19,801

F – 39

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16: –	SEGMENT INFORMATION (Cont.)

	b.	Major customer data (percentage of total revenues):

	Year ended December 31,

	2004	2005	2006

Customer A	* )-	23.9%	33.7%

Customer B	15.7%	10.2%	* )-

*) Less than 10% of total revenues.

c.	Geographical information:

The following is a summary of revenues within geographic areas based on end customer’s location and long-lived assets:

		Year ended December 31,

		2004	2005	2006

1.	Revenues:

	Israel	$9,617	$19,309	$26,385
	Romania	9,521	6,244	1,531
	Europe (excluding Romania)	9,150	3,691	8,262
	USA	17,871	13,185	11,904
	Mexico	4,049	3,165	7,456
	Canada	4,068	8,759	5,630
	Others	6,192	6,929	5,790

		$60,468	$61,282	$66,958

2.	Long-lived assets:

	Israel	$3,211	$2,930	$2,763
	Europe	1,069	921	1,001
	USA	11,518	12,714	12,247
	Canada	3,649	3,656	3,648
	Others	154	121	142

		$19,601	$20,342	$19,801

F – 40

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17: –	SELECTED STATEMENTS OF INCOME DATA

a.	Research and development expenses, net:

	Year ended December 31,

	2004	2005	2006

Expenses	$5,088	$5,427	$5,540
Less - royalty-bearing grants and investment tax credit	405	162	162

	$4,683	$5,265	$5,378

b.	Financial expenses:

Financial expenses:
Interest on long-term debt	$(289)	$(622)	$(698)
Interest on short-term bank credit	(849)	(630)	(689)
Forward contracts loss	-	(110)	(915)
Foreign exchange losses	(161)	(314)	(337)

	(1,299)	(1,676)	(2,639)

Financial income:
Interest on short-term and long-term bank deposits, structured notes and marketable securities	496	707	1,175
Foreign exchange gains	41	169	613

	537	876	1,788

	$(762)	$(800)	$(851)

NOTE 18: -	DISCONTINUED OPERATIONS

a.	General:

On July 28, 2005, the Company decided to dispose of the indoor security sensors operations (“the operations”).

In view of the above, the operating results and cash flows attributed to the operations were presented in the Company’s statements of operations and cash flows as discontinued operations, accordingly, the comparative figures were reclassified for all periods presented.

F – 41

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18: –	DISCONTINUED OPERATIONS (Cont.)

b.	The following are the results of discontinued operations for the years ended December 31, 2004, 2005 and 2006:

	Year ended December 31,

	2004	2005	2006

Revenues	$506	$427	$48
Cost of revenues	499	470	198

Gross profit (loss)	7	(43)	(150)

Operating expenses:

Sales and marketing, net	160	149	12

Operating loss	(153)	(192)	(162)

Tax benefit	(32)	(36)	(34)

Net loss	$(121)	$(156)	$(128)

NOTE 19: -	SUBSEQUENT EVENT (UNAUDITED)

The Company has evaluated the effect of the adoption of FIN 48 (see note 2z) on its financial statements, and expects that the adoption of FIN 48 will have an effect of approximately $200 on its financial statements.

F – 42

SIGNATURE

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAGAL SECURITY SYSTEMS LTD.

By:	/s/ Izhar Dekel

Name:	Izhar Dekel
Title:	Chief Executive Officer
Date:	June 28, 2007