Form 20-F/A
period 2006-12-31
MAGAL SECURITY SYSTEMS LTD
filed 2008-01-22
CIK 896494

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F/A
Amendment No. 1

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

Yes ☐ No ☒

This Annual Report on Form 20-F/A is incorporated by reference into the Registrant’s Registration Statements on Form S-8, File Nos. 333-96929 and 333-127340.

         This Amendment No. 1 on Form 20-F/A is being filed solely to amend Item 5 of the Annual Report on Form 20-F of Magal Security Ltd. for the year ended December 31, 2006, which was filed on June 29, 2007, in response to comments received from the staff of the Securities and Exchange Commission.

         This Amendment is not intended to revise other information presented in our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 as originally filed and all such other information in the original filing, which remains unchanged.

         This Amendment does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above. As a result, this Amendment continues to speak as of June 29, 2007.

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

—	video monitoring services;

—	Other, which consists of-maintenance revenues relating to X-Ray Cargo pallet screening machines that we designed, manufactured and sold to a customer in Israel.

Business Challenges/Areas of Focus

         Our primary business challenges and areas of focus include:

—	continuing the growth of revenues and profitability of our perimeter security system line of products;

—	enhancing the introduction and recognition of our new products into the markets;

—	penetrating into new markets and strengthening our presence in existing markets;

—	succeeding in selling our comprehensive turnkey solutions; and

—	achieving operating profitability from our Smart subsidiary.

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

Key Performance Indicators and Sources of Revenues

         Our management believes that our revenues, sources of revenues and operating income are among the key performance indicators for our business. Our revenues from our four principal lines of business for the three years ended December 31, 2006 were as follows:

	Year Ended December 31,
	2004	2005	2006
	(In thousands)

Perimeter products	$46,342	$40,143	$47,186
Projects	11,375	17,970	16,167
Video monitoring	2,060	2,897	3,358
Other	691	272	247

Total	$60,468	$61,282	$66,958

         Our operating income from our four principal lines of business for the three years ended December 31, 2006 were as follows:

	Year Ended December 31,
	2004	2005	2006
	(In thousands)

Perimeter products	$4,978	$4,334	$3,070
Projects	1,430	(5,290)	935
Video monitoring	(2,262)	(1,375)	(1,130)
Other	(1,077)	53	(138)

Total	$3,069	$(2,278)	$2,737

Cost and Expenses

         Cost of revenues. Our cost of revenues for perimeter products consists of component and material costs, direct labor costs, shipping expenses, overhead related to manufacturing and depreciation. Our cost of revenues for projects consists primarily of component and material costs, subcontractor costs, direct labor costs and overhead related to the projects. Our cost of revenues for video monitoring consists primarily of labor costs, depreciation, overhead related to our monitoring services. Our cost of revenues for “other” consists primarily of direct labor costs and material costs relating to our maintenance services.

         Our gross margin is affected by the proportion of our revenues generated from perimeter products, projects, video monitoring and other. Our revenues from perimeter products and projects, which are our principal sources of revenues, generally have higher gross margins than our other segments.

         Research and development expenses, net. Research and development expenses, net consists primarily of expenses in on-going research and development activities and other related costs.

         Selling and marketing expenses. Selling and marketing expenses consist primarily of commission payments, compensation and related expenses of our sales teams, attendance at trade shows and advertising expenses and related costs for facilities and equipment.

         General and administrative expenses. Our general and administrative expenses consist primarily of salary and related costs associated with our executive and administrative functions, legal and accounting expenses, allowances for doubtful accounts and bad debts and other miscellaneous expenses. Staff costs include direct salary costs and related costs such as severance pay, social security and retirement fund contributions, vacation and other pay.

         Depreciation   and   Amortization. The amount of depreciation and amortization attributable to our four business segments for the years ended December 31, 2004, 2005 and 2006 are as follows:

	Year Ended December 31,
	2004	2005	2006
	(In thousands)

Perimeter products	$1,252	$1,228	$1,070
Projects	11	19	133
Video monitoring	698	713	952
Other	5	4	-

Total	$1,966	$1,964	$2,155

         Financial Expenses, Net. Financial expenses, net include exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the functional currency of each entity, interest charged on loans from banks as well as interest income on our cash and cash equivalents and short term investments.

         Tax expense. Tax expense consists of federal, state and local taxes on the income of our business.

         On July 25, 2005, the Knesset passed the “Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) – 2005,” or the 2005 Amendment, which provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate was 31%, in 2007, the tax rate will be 29%, in 2008, the tax rate will be 27%, in 2009, the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, from 2010, upon reduction of our tax rate to 25%, real capital gains will be subject to tax of 25%.

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

           As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and we must establish a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Increases in the valuation allowance result in additional expense to be reflected within the tax provision in the consolidated statement of income. At December 31, 2006, we had a deferred tax asset of $2.3 million. We have total estimated available carry forward tax losses of $1.3 million to offset against future taxable income. Our subsidiaries in the United States and the United Kingdom have estimated total available carry-forward tax losses of $9.8 million and $0.9 million, respectively that may be used as an offset against future taxable profit for 16-20 years and an indefinite period, respectively. As of December 31, 2006, we recorded a full valuation allowance of our subsidiaries’ tax assets due to the uncertainty of their future realization.

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

           Functional Currency and Financial Statements in U.S. Dollars

           We have determined that our reporting currency is the dollar. We determined that as of October 1, 2006 our functional currency has changed from the U.S. dollar to NIS. Translation adjustments resulting from translating our financial statements from the NIS to the dollar are reported as a separate component in shareholders’ equity.

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

           The first step in the translation process is to identify the functional currency for each entity included in the financial statements. The accounts of each entity are then “re-measured” in its functional currency. All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

           After the re-measurement process is complete the financial statements are translated into the reporting currency, which is the dollar, using the current rate method. Equity accounts are translated using historical exchange rates. All other balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the year. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

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

Years ended December 31, 2005 and 2006

           Revenues. Revenues increased by 9.3% from $61.3 million in the year ended December 31, 2005 to $67 million in the year ended December 31, 2006. Revenues from sales of perimeter systems increased from $40.1 million in 2005 to $47.2 million in 2006, an increase of 17.5%, mainly due to a $10.1 million order from the Israeli MOD to protect the Northern border of Israel which was partly offset by a $2.2 million decrease in orders from the Israeli MOD to protect the seam line. Revenues from security turnkey projects decreased by 10% from $18.0 million in 2005 to $16.2 million in 2006, primarily due to a $4.7 million decrease in revenues from a project in Romania that for which we provided less services in 2006 and a $3.3 million decrease in revenues from projects in Canada. These declines were offset by a $5.0 million increase in revenues from projects in Mexico and by a $1.2 million increase in revenues from Eastern European customer. Revenues from video monitoring services increased by 16% as a result of our adding new installations during 2006 and our purchase of a customer list from a video monitoring company that entered into bankruptcy. Revenues from the maintenance of pallet screening machines decreased by 9.2% from $272,000 in the year ended December 31, 2005 to $247,000 in the year ended December 31, 2006.

         Based on our backlog as of May 31, 2007 of approximately $30 million, our revenues in the first quarter of 2007 and our assessment of the market, we anticipate that revenue in 2007 will increase compared to our revenues in 2006.

           Cost of revenues.Cost of revenues increased from $39.2 million in the year ended December 31, 2005 to $40.2 million in the year ended December 31, 2006. Cost of revenues as a percentage of revenues declined from 63.9% in 2005 to 60.1% in 2006 primarily as a result of the expenses we incurred in 2005 in connection with a project in Eastern Europe that was cancelled. Due to the uncertainty in preventing the forfeiture of a performance bank guarantee, we included a provision of $1.4 million in respect of this guarantee in our financial statements for the year ended December 31, 2005. On April 28, 2006, we commenced arbitration proceedings against the customer and on July 11, 2006, the customer made a demand for the payment of the full amount of a $1.4 million performance. Under the terms of a settlement reached in the District Court in Haifa, we paid the customer approximately $700,000 of the disputed amount and the balance will be paid only if we are found liable for damages exceeding the amount previously paid by us. Based on the opinion of our legal counsel, we believe that it is probable that the ongoing arbitration in this matter will result in a favorable decision for us, resulting in the dismissal of all claims raised by the customer. In view of the above, in 2006 we reversed the balance of the provision made in our financial statements in 2005. We anticipate that our cost of revenues as a percentage of revenues will decrease in 2007.

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

         Operating income (loss). Our operating results improved from an operating loss of $2.3 million for the year ended December 31, 2005 to operating income of $2.7 million for the year ended December 31, 2006. The operating income (loss) of our four business segments for the years ended December 31, 2005 and 2006 are as follows:

	Year Ended December 31,
	2005	2006
	(In thousands)

Perimeter products	$4,334	$3,070
Projects	(5,290)	935
Video monitoring	(1,375)	(1,130)
Other	53	(138)

Total	$(2,278)	$2,737

         The operating income of our perimeter products segment declined from $4.3 million in the year ended December 31, 2005 to $3.1 million in the year ended December 31, 2006, principally as a result of a change in the product mix of perimeter products sold. The operating results for our projects segment rebounded from an operating loss of $5.3 million in the year ended December 31, 2005 to operating income of $935,000 in the year ended December 31, 2006, primarily as a result of the impact of expenses we incurred in 2005 in connection with cancellation of an Eastern European project. The operating loss of our video monitoring segment declined from a loss of $1.4 million in the year ended December 31, 2005 to a loss of $1.1 million in the year ended December 31, 2006, primarily as a result of increased video monitoring revenues and our efforts to reduce operating expenses. The operating results of our “other” segment went from operating income of $53,000 in the year ended December 31, 2005 to an operating loss of $138,000 in the year ended December 31, 2006, primarily as a result of the decrease in revenues the 2006 and higher costs of revenues, primarily materials.

         Financial expenses, net. Financial expenses, net increased from $800,000 for the year ended December 31, 2005 to $851,000 for the year ended December 31, 2006, an increase of 6.4%. Our financial expenses increased by $963,000 mainly due to a forward contract loss, which was offset by a $912,000 increase in financial income, mainly due to increased interest income and foreign exchange gains. We determined that as of October 1, 2006 our functional currency changed from the U.S. dollar to NIS. The U.S. dollar remains our reporting currency. This change resulted in our incurring additional financial expenses in the fourth quarter of 2006.

         Income taxes (tax benefit). We recorded a tax benefit of $23,000 for the year ended December 31, 2005, primarily as a result of the loss incurred in 2005, compared to income tax expenses of $948,000 for the year ended December 31, 2006. The effective tax rate increased due to the fact that our income for tax purposes was based on the utilization of the US dollar as our functional currency, therefore the decrease in the income due to the change in our functional currency is not tax deductible. In addition the deferred taxes include a valuation allowance recorded in connection with our U.S. operations. Our United States subsidiary has estimated total available tax loss carry-forwards of $9.8 million. Due to the low likelihood that our deferred tax assets will be recovered from future taxable income we established a full valuation allowance to reduce our deferred tax asset..

Years ended December 31, 2004 and 2005

           Revenues. Revenues increased by 1.3% from $60.5 million in the year ended December 31, 2004 to $61.3 million in the year ended December 31, 2005. Revenues from sales of perimeter systems were $46.3 million in 2004 as compared with $40.1 million in 2005, a decrease of 13.4%. mainly due to decrease of sales in the U.S. market , which we believe was due to general weakness in the U.S. market, asthe U.S. government issued very few contracts for perimeter security due to the war in Iraq.. Revenues from security turnkey projects increased by 58.0% from $11.4 in 2004 to $18.0 million in 2005 reflecting an increase in the number of projects in Canada for the provision of security solutions and security system infrastructure for power generation and other sensitive sites located across Canada. Revenues from video monitoring services increased by 40.6 % as a result of our adding new installations during 2005. Revenues from “other” decreased by 60.6% due to the decrease in the maintenance services provided to our sole customer, that decreased the number of machines under maintenance from four machines to two machines.

           Cost of revenues. Cost of revenues increased from $33.2 million in the year ended December 31, 2004 to $39.2 million in the year ended December 31, 2005. Cost of revenues as a percentage of revenues was 55.0% in 2004 as compared with 63.9% in 2005 as a result of changes in the mix of our revenues and the expenses we incurred in connection with a project in Eastern Europe that was cancelled, including the provision of a $1.4 million reserve arising from a customer’s demand for payment under a performance bank guarantee.

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

          General and administrative expenses. General and administrative expenses increased from $5.8 million for the year ended December 31, 2004 to $6.0 million for the year ended December 31, 2005, an increase of 3.3%. General and administrative expenses amounted to 9.5% of revenues in 2004 compared to 9.7% in 2005.The increase in general and administrative expenses was due to a $255,000 increase of in the amortization of deferred stock compensation.

         Operating income (loss). Primarily as a result of the cancellation of a project in Eastern Europe in 2005 our operating results worsened from operating income of $3.1 million for the year ended December 31, 2004 to an operating loss of $2.3 million for the year ended December 31, 2005. The operating income (loss) of our four business segments for the years ended December 31, 2004 and 2005 are as follows:

	Year Ended December 31,
	2004	2005
	(In thousands)

Perimeter products	$4,978	$4,334
Projects	1,430	(5,290)
Video monitoring	(2,262)	(1,375)
Other	(1,077)	53

Total	$3,069	$(2,278)

         The operating profit for our perimeter products segment declined from $5.0 million in the year ended December 31, 2004 to $4.3 million in the year ended December 31, 2005, principally as a result of the decrease in revenues from the sale of perimeter products. The operating results for our projects segment worsened from operating income of $1.4 million in the year ended December 31, 2004 to an operating loss of $5.3 million in the year ended December 31, 2005, primarily as a result of the impact of expenses we incurred in connection with cancellation of an Eastern European project. The operating loss of our video monitoring segment declined from a loss of $2.3 million in the year ended December 31, 2004 to an operating loss of $1.4 million in the year ended December 31, 2005, primarily as a result of the increase in video monitoring revenues while keeping operating expenses at the same level as in 2004. The operating results of our “other” segment improved from an operating loss of $1.1 million in the year ended December 31, 2004 to an operating profit of $53,000 in the year ended December 31, 2005, primarily as a result of operating expenses relating to development and marketing expenses of new products that were to be used in applications not related to our core segments.

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

	(In thousands)
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

           We are contesting a tax assessment for the years 2001 to 2004. In December 2006, the Israeli Tax Authority issued a tax assessment, for the year 2001 in the amount of approximately $850,000, including interest and linkage differences. We submitted an objection to this assessment and are currently negotiating with the Israeli Tax Authority with respect to the assessment. In our management’s opinion, we have good arguments against this assessment and believe that it is more likely than not that we will not have to pay this amount, and therefore did not record a provision regarding this assessment.

B.	Liquidity and Capital Resources

General

           Our ongoing liquidity requirements arise primarily from our need to service debt and provide working capital. From our inception until our initial public offering in March 1993, we financed our activities mainly through cash flow from operations and bank loans. In March 1993, we received proceeds of $9.8 million from an initial public offering of 1,380,000 ordinary shares. In February 1997, we raised $9.4 million from a follow-on offering of 2,085,000 ordinary shares and in April 2005, we raised an additional $14.9 million from a follow-on offering of 1,700,000 ordinary shares. The proceeds from these offerings together with cash flow from operations and our credit facilities are our main sources of working capital.

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

         Net cash provided by operating activities was approximately $3.7 million in the year ended December 31, 2004, compared to net cash used in operating activities of approximately $4.1 million and $1.4 million in the years ended December 31, 2005 and 2006, respectively. Net cash provided by operating activities in the year ended December 31, 2004 was primarily attributable to net income of $1.1 million, depreciation and amortization of $2.0 million, a decrease in trade receivables of $4.0 million, an award to employees of $1.2 million that was paid by our principal shareholders and an increase in other accounts payable and accrued expenses of $880,000, which was offset by a $4.1 million increase in unbilled accounts receivable a $2.0 million increase in trade payables and a $552,000 increase in perimeter security systems inventories.

         Net cash used in operating activities in the year ended December 31, 2005 was primarily attributable to a net loss of $3.2 million, an increase in trade receivables of $9.0 million an increase in deferred income taxes of $1 million, an increase in unbilled accounts receivable of $2.8 million and an increase in other accounts receivable and prepaid expenses of $599,000 which was offset in part by an increase in customer advances of $4.0 million for projects, a $3.1 million increase in trade payables, an increase in other accounts payable and accrued expenses of $2.2 million, depreciation and amortization of $2.0 million and a $1.7 million decrease in inventories for our perimeter security systems segment.

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

         Net cash provided by investing activities was approximately $512,000 for the year ended December 31, 2004, compared to net cash used in investing activities of approximately $15.2 million and $5.2 million for the years ended December 31, 2005 and 2006, respectively. In the year ended December 31, 2004 we purchased property and equipment of $4.9 million, including $3.7 million of equipment leased to our video monitoring customers and purchased $3.0 million of long-term bank deposits with the proceeds from the sale of $8.4 million of short-term bank deposits. In the year ended December 31, 2005 we purchased $16.7 million of short-term deposits and $2.7 million of property and equipment, including $2 million of equipment leased to our video monitoring customers, which purchases were offset by proceeds of $3.0 million from the redemption of structured notes and $1.2 million from the sale of long-term deposits. In the year ended December 31, 2006, we purchased property and equipment of $1.4 million, including $500,000 of equipment leased to our video monitoring customers, purchased $8.2 million of marketable securities, invested $622,000 in a long term loan and purchased know how and patents for $323,000 with the proceeds from the sale of marketable securities of $5.2 million.

         In the year ended December 31, 2004 net cash provided by financing activities of $3.1 million was primarily attributable to our incurring short-term bank credit of $2.9 million to finance the operations of our video monitoring segment and the receipt $1.0 million from the exercise of employee stock options, which was offset in part by the payment of $401,000 in dividends and the principal payment of $365,000 in long-term bank loans. In the year ended December 31, 2005, net cash provided by financing activities of $17.3 million was primarily attributable to the receipt of net proceeds of $14.9 million from the issuance of ordinary shares, $2.4 million from short-term bank credit to finance the operations of our video monitoring segment and $1.8 million from proceeds of long-term loans that we used to refinance the loan we incurred to finance the purchase of a building in Fremont CA, which was offset in part by the repayment of $1.8 million of long-term bank loans. In the year ended December 31, 2006, net cash provided by financing activities of $1.7 million was primarily attributable to $3.2 million from proceeds of long-term loans that we incurred to finance the costs incurred in connection with the cancellation of a project in Eastern Europe and our receipt of $163,000 from the exercise of employee stock options, which was offset in part by $1.4 million from short-term bank credit to finance the operations of our video monitoring segment and, the repayment of $306,000 of long-term bank loans.

         Capital expenditures in 2004, 2005 and 2006 were principally for equipment for Smart, computers, other machinery and equipment and for expanding our facilities. We estimate that our capital expenditures for 2007 will total approximately $2.7 million, substantially all of which will relate to our perimeter security segment. of which approximately 67% will be spent in Israel , 27% in the U.S. and Canada and 6 % in other countries. We expect to finance these expenditures primarily from our cash and cash equivalents, operating cash flow and our credit facilities. However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions, changes in the demand for our products and the risks and uncertainties involved in doing business in Israel.

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

           Our Canadian subsidiary, which is primarily engaged in perimeter products and projects, has undertaken to maintain general covenants and the following financial ratios and terms in respect of its outstanding credit lines:

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

           As of December 31, 2006, our subsidiaries had an aggregate of $5.2 million in long-term loans primarily relating to our perimeter security segment as follows:

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

Government Grants

           We participate in programs sponsored by the Israeli Government for the support of research and development activities. In the years ended December 31, 2004, 2005 and 2006, we obtained $228,000, $8,000 and $0, respectively, of royalty-bearing grants from the OCS for certain of our research and development projects for perimeter security products We are obligated to pay royalties to the OCS amounting to 3%-4.5% of revenues derived from sales of the products funded with these grants, up to 100% of the grants received, linked to the U.S. dollar. All grants received after January 1, 1999 will also bear interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales no payment is required.

         Royalties paid to the OCS amounted to $61,000, $83,000 and $79,000 in the years ended December 31, 2004, 2005 and 2006, respectively. These royalties related to sales of perimeter security products

         As of December 31, 2006, we had a contingent obligation to pay royalties of approximately $1.7 million to the OCS upon the successful sale of perimeter security products developed using research and development programs sponsored by the OCS.

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

F – 42

SIGNATURE

           The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to annual report on its behalf.

MAGAL SECURITY SYSTEMS LTD.

By:	/s/ Izhar Dekel

Name:	Izhar Dekel
Title:	Chief Executive Officer
Date:	January 22, 2008