Form 20-F
period 2007-12-31
MAGAL SECURITY SYSTEMS LTD
filed 2008-06-30
CIK 896494

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________

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

Ordinary Shares, par value NIS 1.0 per share …….…10,396,548

(as of December 31, 2007)

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐     Accelerated filer ☒     Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17     Item 18 ☒

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

          We have trademark rights in the United States and other national jurisdictions arising out of our trademark registrations, applications, and/or use of the following trademarks and service marks: SENSTAR-STELLAR logo, the S logos, SENSTAR-STELLAR, SENSTAR-STELLAR (and design) SENSTAR, STELLAR, STELLAR SYSTEMS, STELLAR SYSTEMS (and design), PANTHER, GUIDAR, REPELS, SENNET, PERIMITRAX, INTELLI-FLEX, INTELLI-FIELD, X-FIELD, OMNITRAX, STARLED, STARNET, FRONTLINE, E-FIELD, H-FIELD, E-FLEX, ARMOURFLEX, SIMPL, CROSSFIRE, ECHOCHECK, FLASH, FLARE, SENTRAX, OMNITRAX, XFIELD, DTR, DreamBox, Magal logo and all other marks used to identify particular products and services associated with our businesses.

          Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

          Our address on the Internet is www.magal-ssl.com. The information on our website is not incorporated by reference into this annual report.

          Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. All references in this annual report to “dollars” or “$”are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on June 24, 2008 was NIS 3.373 per $1.00.

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

          We have derived the following selected consolidated financial data as of December 31, 2006 and 2007 and for each of the years ended December 31, 2005, 2006 and 2007 from our consolidated financial statements set forth elsewhere in this annual report that have been prepared in accordance with U.S. GAAP. We have derived the following selected consolidated financial data as of December 31, 2003, 2004 and 2005 and for each of the years ended December 31, 2003 and 2004 from our audited consolidated financial statements not included in this annual report.

	Year Ended December 31,

	2003	2004	2005	2006	2007

	(in thousands except per share data)

Consolidated Statement of Income Data:
Revenues	$58,252	$58,408	$58,385	$63,600	$72,375
Cost of revenues	31,852	30,532	36,658	37,236	43,510

Gross profit	26,400	27,876	21,727	26,364	28,865

Operating expenses:
Research and development, net	4,773	4,683	5,265	5,378	5,764
Selling and marketing, net	10,577	11,923	12,385	11,603	12,930
General and administrative	4,907	4,767	4,965	5,547	6,561
Special post employment benefit	–	–	–	–	904
Award granted by principal shareholders	–	1,172	–	–	–

Total operating expenses	20,257	22,545	22,615	22,528	26,159

Operating income (loss)	6,143	5,331	(888)	3,836	2,706
Financial expenses, net	1,003	774	813	864	2,137

Income (loss) before income taxes	5,140	4,557	(1,701)	2,972	569

Income taxes (tax benefit)	910	1,574	(28)	943	373

Income (loss) from continuing operations	4,230	2,983	(1,673)	2,029	196
Income (loss) from discontinued operations, net	(1,826)	(1,930)	(1,538)	(1,219)	1,686

Net income (loss)	2,404	1,053	(3,211)	810	1,882

Basic net earnings (loss) per share from continuing operations	$0.53	$0.35	$(0.17)	$0.20	$0.02
Basic net earnings (loss) per share from discontinued operations	(0.23)	(0.23)	(0.15)	(0.12)	0.16

Basic net earnings (loss) per share	$0.30	$0.12	$(0.32)	$0.08	$0.18

Diluted net earnings (loss) per share from continuing operations	$0.53	$0.35	$(0.17)	$0.20	$0.02
Diluted net earnings (loss) per share from discontinued operations	(0.23)	(0.23)	(0.15)	(0.12)	0.16

Diluted net earnings (loss) per share	$0.30	$0.12	$(0.32)	$0.08	$0.18

Weighted average number of ordinary shares used in computing basic net earnings per share	7,948	8,581	9,883	10,384	10,395
Weighted average number of ordinary shares used in computing diluted net earnings per share	8,029	8,636	9,900	10,442	10,431
Cash dividend per share	$0.05	$–	$–	$–	$–

          Our board of directors declared share dividend distributions of 3.0% and 5.0% in May 2003 and July 2004, respectively. All per share data in the above table has been adjusted to reflect the share dividends.

          Effective as of September 1, 2007, our consolidated financial statements include those of the recently acquired European integration company. In December 2007, we decided to dispose of our U.S. based video monitoring business operated by SIS systems, Inc. (formerly Smart Interactive Systems Inc.,) or Smart. Accordingly, the operating results, balance sheet and cash flows relating to the video monitoring operations were presented in our statements of income, balance sheets and cash flows as discontinued operations, and the comparative figures were reclassified for all periods presented.

	As of December 31,

	2003	2004	2005	2006	2007

	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,389	$11,964	$10,099	$4,908	$9,205
Short and long-term bank deposits, marketable securities structured notes and escrow deposit	12,051	5,994	18,853	22,053	26,972
Working capital	21,608	21,504	35,071	39,884	41,526
Total assets	71,443	77,976	101,842	103,681	126,157
Short-term bank credit (including current maturities of long-term loans)	16,438	17,467	21,715	17,821	20,737
Long-term bank loans	1,873	3,500	1,653	7,399	3,095
Total shareholders’ equity	38,984	43,548	56,950	58,150	65,578

B.	Capitalization and Indebtedness.

Not applicable

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

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

          A relatively few customers account for a large percentage of our revenues. For the years ended December 31, 2005, 2006 and 2007, revenues generated from sales to the Israeli Ministry of Defense, or MOD, accounted for 23.9%, 33.7% and 13.0%, respectively, of our revenues. The loss of the MOD as a customer without replacement by a customer or customers of similar volume would have a material adverse effect on our financial results.

The level of our contracts may be reduced in the future due to changes in governmental priorities and audits.

          Governmental purchases of our systems, products and services may decline in the future as the governmental purchasing agencies may terminate, reduce or modify contracts or subcontracts if:

•	Their requirements or budgetary constraints change;

•	they cancel multi-year contracts and related orders if funds become unavailable;

•	they shift spending priorities into other areas or for other products; and

•	they adjust contract costs and fees on the basis of audits.

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

          The market for our products is characterized by evolving technologies, changing industry standards, changing regulatory environments, frequent new product introductions and rapid changes in customer requirements. The introduction of products embodying new technologies and the emergence of new industry standards and practices can render existing products obsolete and unmarketable. Our future success will depend on our ability to enhance our existing products and to develop and introduce, on a timely and cost-effective basis, new products and product features that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of our customers. In the future:

•	we may not be successful in developing and marketing new products or product features that respond to technological change or evolving industry standards;

•	we may experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products and features; or

•	our new products and product features may not adequately meet the requirements of the marketplace and achieve market acceptance.

          If we are unable to respond promptly and effectively to changing technology, we will be unable to compete effectively in the future.

We face risks associated with doing business in international markets.

          A large portion of our sales is to markets outside of Israel (58.5% of our sales in 2006 and 78.4% of our sales in 2007) and a key component of our strategy is to continue to expand in such markets. Our international sales efforts are affected by costs associated with the shipping of our products and risks inherent in doing business in international markets, including:

•	unexpected changes in regulatory requirements;

•	currency fluctuations;

•	export restrictions, tariffs and other trade barriers;

•	unexpected difficulties in staffing and managing foreign operations;

•	longer payment cycles;

•	difficulties in collecting accounts receivable;

•	political instability; and

•	seasonal reductions in business activities.

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

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

          The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting, which started in connection with our Annual Report on Form 20-F for the year ended December 31, 2006, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Risks Relating to Our Ordinary Shares

Volatility of the market price of our ordinary shares could adversely affect our shareholders and us.

          The market price of our ordinary shares has been, and is likely to be, highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

•	political, economic and other developments in the State of Israel;

•	terrorist attacks and other acts of war, and any response to them;

•	actual or anticipated variations in our quarterly operating results or those of our competitors;

•	announcements by us or our competitors of technological innovations or new and enhanced products;

•	developments or disputes concerning proprietary rights;

•	introduction and adoption of new industry standards;

•	changes in financial estimates by securities analysts;

•	market conditions or trends in our industry;

•	changes in the market valuations of our competitors;

•	announcements by us or our competitors of significant acquisitions;

•	entry into strategic partnerships or joint ventures by us or our competitors; and

•	additions or departures of key personnel.

          In addition, the stock market in general, and the market for Israeli companies and home defense companies in particular, has been highly volatile. Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance.

Risks Relating to Our Location in Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

          We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. As a result, political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

          Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2007. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. Recently, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s northern border with Lebanon in the summer of 2006, and extensive hostilities along Israel’s border with the Gaza Strip since June 2007 when the Hamas effectively took control of the Gaza Strip, which have intensified since February 2008. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions and results of operations.

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

We may be adversely affected by a change in the exchange rate of the NIS against the dollar.

          Because exchange rates between the NIS, our functional currency, and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. In 2006 and 2007, the NIS appreciated against the U.S. dollar by 8.2% and 9.0%, respectively, and the Euro appreciated against the U.S. dollar by 10.2% and 10.5%, respectively. A portion of our expenses, primarily labor expenses, is incurred in NIS and a part of our revenues are quoted in NIS. Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS. Our results may be adversely affected by the devaluation of the NIS in relation to the dollar (or if such devaluation is on lagging basis), if our revenues in NIS are higher than our expenses in NIS and/or the amount of our assets in NIS are higher than our liabilities in NIS. Alternatively, our results may be adversely affected by an appreciation of the NIS in relation to the dollar (or if such appreciation is on a lagging basis), if the amount of our expenses in NIS are higher than the amount of our revenues in NIS and/or the amount of our liabilities in NIS are higher than our assets in NIS.

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

          As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As a foreign private issuer listed on The NASDAQ Global Market, we may follow home country practice with regard to, among other things, composition of the board of directors, director nomination procedure, compensation of officers, and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

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

          On August 31, 2007, we entered into an agreement to purchase all of the shares of a European company engaged in the installation and integration of security systems, in consideration for 6.8 million Euros (approximately $9.3 million). Of such amount, three million Euros are being held in escrow and is payable subject to the fulfillment of certain conditions. Additional amounts will be paid over the next five years based on the European company’s pre-tax income. The European company’s financial statements have been consolidated, effective as of September 1, 2007, into our financial statements. This acquisition is in line with our strategic plan. The company is active in geographic areas where we have limited activity, and we expect it to contribute to our expansion in the integration field, particularly in countries with strong growth potential for our leading security solutions.

          In December 2007 we sold our U.S. based video monitoring business that was operated by Smart, for $8.5 million. We recorded a gain of approximately $2.4 million on the sale in 2007. For a discussion of our capital expenditures and divestitures, see Item 5.B. “Operating and Financial Review and Prospects–Liquidity and Capital Resources.”

B.	Business Overview.

General

          We develop, manufacture, market and sell complex computerized security systems. Our systems are used in more than 75 countries to protect sensitive facilities, including national borders, military bases, power plant installations, airports, postal facilities, prisons, industrial locations and municipalities from terrorism, theft and other threats. Our revenues are principally derived from:

•	installation of comprehensive security systems for which revenues are generated from long-term fixed price contracts;

•	sales of security products; and

•	services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts.

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

          Enter New Markets and Strengthen Presence in Existing Markets. In 2008 we intend to continue to penetrate new geographic markets by various means, including the establishment of alliances with local distributors and international integrators of security systems. In September 2007, we acquired a European company which is engaged in the installation and integration of security systems, and is active in geographical areas where we had limited activity so far. We believe that this newly acquired company will help us enter into new geographical markets. We also intend to increase our marketing efforts in our existing markets and to acquire or invest in complementary, including competitive, businesses, products and technologies.

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

•	in-depth threat analysis;

•	determination of the appropriate hardware and software solutions;

•	training sessions for systems operators; and

•	upon customer approval, integration of the required systems into our security management and control systems.

          We believe that the market for turnkey security solutions presents a significant opportunity. In addition, we believe that we will be able to expend our activities in the market for turnkey security solution through the European company we acquired in 2007. We are emphasizing our ability to offer turnkey solutions in keeping with our objective of becoming a leading provider of comprehensive security solutions.

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

          Our line of perimeter security systems utilizes sophisticated sensor devices to detect and locate intruders and identify the nature of intrusions. Our perimeter security systems have been installed along thousands of kilometers of borders and facility boundaries throughout the world, including more than 600correctional institutions in the U.S. and correctional institutions in several other countries. In addition, we have installed several hundred miles of high security electronic perimeter systems along Israel’s borders.

          Our line of perimeter security systems consists of the following:

•	taut wire perimeter intrusion detection systems;

•	vibration detection systems;

•	field disturbance sensors;

•	video analytics and video motion detection systems; and

•	the MTC-1500E and the MSS-1500.

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

          Taut wire perimeter systems have been approved by various Israeli and U.S. security and military authorities. We have installed several hundred kilometers of these perimeter systems along Israel’s borders to assist in preventing unauthorized entry and infiltration. Our taut wire perimeter systems are sold for approximately $50-$150 per meter.

          Vibration Detection Systems

          We offer various types of vibration detection systems. While less sensitive than taut wire installations, the adaptability of these systems to a wide range of pre-existing barrier structures makes these products viable alternatives for cost-conscious customers. Our vibration detection devices are most effective when installed on common metal fabric perimeter systems, such as chain link or welded mesh. In our BARRICADE 500 system, pairs of electro-mechanical sensors are attached to fence panels three meters apart on any of several common types of fence structures. Once attached to the fence, each sensor detects vibrations in the underlying structures. The sensor system’s built-in electro-mechanical filtering combines with system input from a weather sensor to minimize the rate of false alarms from wind, hail or other sources of nuisance vibrations.

          Intelli-FLEX, Intelli-FIBER and fence protection systems, or FPS, microprocessor-based triboelectric and electric cable fence sensors are vibration sensitive transducers. These systems detect any attempt to cut, climb or penetrate the fence and have microphonic properties. The microphonic feature permits audio to be used for low-cost alarm assessment, providing users with an additional tool for determining the nature of an attempted intrusion. Our vibration detection system is sold for between $9-$60 per meter.

          Field Disturbance Sensors

          We offer a number of types of field disturbance sensors that detect intrusions before the intruder touches the sensor. Our line of field disturbance sensors consists of the following:

•

The Intelli-Field volumetric electronic field disturbance sensor can be installed outdoors on perimeter systems, buildings or as free-standing units. The Intelli-Field system is sold for approximately $95-$160 per meter. The Perimitrax buried volumetric field disturbance sensor can be buried in most types of soil and paved areas and uses “leaky coax” technology to detect attempted perimeter penetrations. The Perimitrax system is sold for approximately $70-$180 per meter.

•

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

•

X-Field is a terrain following, volumetric sensor that creates an electrostatic field around a set of 4 or 8 parallel field and sense wires. These wires can be mounted on free-standing poles, existing fences, walls or rooftops and will sense changes, via the processor, in the electrostatic field when events such as intruders penetrating through the wires take place. The system’s tall, narrow, well contained detection zone allows the sensor to be installed in almost any application and minimizes nuisance alarms caused by nearby moving objects. The X-Field system is sold for approximately $114-$190 per meter.

          We have installed high-security taut wire electronic perimeter systems over several hundred kilometers of Israel’s borders and have sold a number of our high-security perimeter systems to protect other locations in Israel, including Ben-Gurion International Airport, facilities of IAI and the Israel Electric Company, industrial plants, prisons, refineries, ports and military bases. Outside Israel, our high-security perimeter systems have been purchased to protect various sites, including military installations, airports, ports, refineries, conventional and nuclear power stations, oil tank farms, industrial facilities, storage areas and warehouses, royal palaces and presidential residences in various European countries, North America, South America, Africa and the Far East.

          Currently, airport security activities concentrate almost exclusively on screening passengers and luggage within the airport terminal in connection with passenger check-in. We are aware of only a few airports in the world which currently have high-security perimeter protection systems to prevent infiltrators from reaching the airport’s grounds from outside. Most of these airports utilize a system manufactured by us. In marketing our high-security perimeter systems, we target authorities responsible for airport security. To date, we have sold and installed perimeter systems at certain airports in Israel, Europe, the U.S. and the Far East. We are continuing to negotiate with authorities in several other countries to install our perimeter systems around airports.However, we cannot assure you that any revenues will result from these negotiations.

          Our high-security perimeter systems offer prison authorities the opportunity to address an escape attempt in real-time, rather than at the next roll-call, which may be several hours after the escape. Our high-security perimeter systems have already been installed in prisons in Australia, Europe, Israel, North America, South America and the Far East.

          The IDF has tested our perimeter security products along with those of several of our competitors and our system and two competitor’s systems were the only systems to be approved for participation in the MOD’s bid for perimeter security systems.

          Video analytics and video motion detection systems

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

          MTC-1500E

          The MTC-1500E is an integrated thermal/daylight camera, specially designed for strategic sites and secured areas such as borders, airports, seaports, pipelines, refineries, communication centers, prisons, special operations and municipal surveillance. The all-weather sealed unit provides high resolution multi-sensor monitoring, utilizing an electro-optical video system which combines a micro bolometric thermal camera for night vision and a CCD camera for daylight use. This solution is able to detect human targets from more then 1500 meters under variable lighting, temperature and weather conditions- day or night, from sub-zero to very high temperatures- in rain, dust, sand or fog.

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

          MagNet Security Management System

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

          Fortis Integrated Command and Control System

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

          Fortis’ target markets include governmental, institutional and large sensitive facilities, such as borders, airports, hospitals, power plants and water sources, as well as large manufacturing facilities requiring real-time control and protection.

Pipeline Security Systems

          As of end of 2007, there were an estimated three million miles of unprotected oil and gas pipelines worldwide. Although the need for securing these pipelines has been strongly recognized by the oil and gas industry for years, and in spite of increasing threats since the events of 9/11 and current instability in Iraq and elsewhere in the Middle East, there was no effective solution for securing buried pipes against damage caused by terror, sabotage, theft or other third party threats. We have identified the demand and have implemented a technology aimed at meeting this challenge. PipeGuard, our pipeline security system, provides a solution for securing buried assets and infrastructure, including oil and gas pipelines and buried communication lines such as fiber optic cables.

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

          In addition, since 2006 we market and sell PipeGuard to banks, to protect them from underground intrusions. Following a long and thorough market study, we determined that one of the major physical threats that banks worldwide currently face, are robberies of valuables contained in safes located below ground by the digging of tunnels beneath the bank’s building. PipeGuard has the ability to prevent underground intrusions into bank buildings and break-ins into bank’s safes and other secure areas.

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

          We also distribute perimeter intrusion detection systems to private corporations. We attempt to initiate contacts with potential customers at trade shows, where we demonstrate our products and distribute promotional materials. After initial discussions, we generally seek to provide potential customers with products on a trial basis or in a small-scale installation. We believe that this affords prospective purchasers an opportunity to assess our products over a sustained period of time under realistic conditions. We have sales offices in the United Kingdom, Germany, Mexico, the United States, China, Romania and Poland.

          In 2006, our U.S. subsidiary opened a new marketing and sales office in Herndon, VA, adjacent to Washington Dulles Airport. This office serves the growing needs of local, state and federal Homeland Security requirements. This office focuses exclusively on providing a comprehensive security architecture for perimeter applications, which is comprised of command and control, physical security sensors, and intelligent video. The office hosts a “solution center” demonstrating several of our advanced sensor solutions for intrusion detection, pipeline infiltration, intelligent video surveillance, multi-sensor command and control, as well as integration of our leading perimeter sensors, with advanced intelligent video for real time decision support on the response to possible intrusions.

          Perimeter Intrusion Detection Systems

          We generally sell our perimeter intrusion detection systems to distributors for various geographic territories or for specific projects. These distributors then resell these products at prices negotiated with their respective customers. In some cases, however, we pay commissions on these third-party sales either to the distributor or to the sales representatives responsible for facilitating the transaction. In addition to marketing activities, some of our distributors also provide installation and maintenance services for our products. We currently have over 50distributors who resell these systems. We occasionally use agents to find suitable distributors and pay finders’ fees to these agents for their services.

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

          Personal Emergency Location Systems

          We market our personal emergency location systems directly to potential customers, mainly correctional facilities in North America.

          The following table shows the breakdown of our consolidated revenues for the calendar years 2005, 2006 and 2007 by operating segment:

	Year Ended December 31,

	2005	2006	2007

	(In thousands)

Perimeter products	$40,143	$47,186	$43,781
Turnkey projects	17,970	16,167	28,167
Other	272	247	427

Total	$58,385	$63,600	$72,375

Customers

          The following table shows the geographical breakdown of our consolidated revenues for the calendar years 2005, 2006 and 2007:

	Year Ended December 31,

	2005	2006	2007

	(In thousands)

Israel	$19,309	$26,385	$15,663
North America	19,047	14,176	14,869
Europe	9,935	9,793	18,342
South and Latin America	3,165	7,456	6,818
Africa	700	321	10,879
Others	6,229	5,469	5,804

Total	$58,385	$63,600	$72,375

          For the years ended December 31, 2005, 2006 and 2007, revenues generated from sales to the MOD and the IDF, accounted for 23.9%, 33.7% and 13%, respectively, of our revenues. We cannot assure you that the MOD, IDF, or any of our other major customers will maintain their volume of business with us or that, if such volume is reduced, other customers generating similar revenues will replace the lost business. The loss of one or more of these existing customers without replacement by a customer or customers of similar volume would have a material adverse effect on our financial results.

          In January 2008 we received a series of orders totaling approximately $45 million for a turnkey project to protect critical infrastructure facilities. The turnkey project incorporates fence perimeter protection systems, access control systems and CCTV products. We expect to recognize income from these orders over the next two years.

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

          During 2007, we derived approximately 6% of our total revenues from maintenance and services. We generally provide a 12 to 24 months warranty on most of our products.

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

          Our research and development expenses during 2005, 2006 and 2007 were approximately $5.4 million, $5.5 million and $5.9 million respectively, which were offset by Canadian investment tax credits, of approximately $154,000, $162,000 and $160,000 and a $8,000 grant form the OCS in 2005. In addition to our own research and development activities, we also acquire know-how from external sources. We cannot assure you that any of our research and development projects will yield profitable results.

          We have the following three development centers, each of which develops various products and technologies based on its area of expertise:

•	Israel - we develop a wide range of products including our taut wire, mechanical vibration, video and high-end SMS systems and PipeGuard;

•	in California - we develop our microphonic fence sensors as well as our microwave detection, personal alarm and small/medium and control systems; and

•

Canada - we develop our leaky coax radar, triboelectric and fiber-optic fence sensors, electrostatic volumetric detection and medium to high-end control systems and personal emergency location systems.

          Office of the Chief Scientist of the Israel Ministry of Industry, Trade and Labor

          We have historically sought co-financing of our development projects from the office of the OCS. We are obligated to pay royalties to the OCS, amounting to 3% to 4.5% of revenues derived from sales of the products funded with these grants, up to an amount equal to 100% of the grants received, linked to the U.S. dollar. All grants received after January 1, 1999 also bear interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales, no payment is required. We paid royalties amounting to $83,000, $79,000 and $143,000 in the years ended December 31, 2005, 2006 and 2007, respectively. As of December 31, 2007, our aggregate contingent obligation to the OCS amounted to $1.5 million.

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

Backlog

          As of May 31, 2008, our backlog amounted to approximately $64.9 million of which approximately $45.6 million is expected to be delivered by the end of 2008, $18.7 million is expected to be delivered by the end of 2009 and $586,000 million is expected to be delivered thereafter.

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

          Several companies, including Elbit Systems Ltd., Elfar Ltd. and RB-Tec Ltd. in Israel, and Detektion Security Systems Inc., Herras, Remsdaq, Del-Norte Security, Geoquip Ltd., Southwest Microwave Inc., and Siemens AG outside of Israel, produce high-security detection systems.

          There are a number of companies that have developed video motion detection systems, including Geutebruck GmbH, Xtralis, Siemens AG, Ioimage Ltd., ObjectVideo Inc., Nice Systems Ltd. and Bosch.

          We believe that our principal competitors for Dreambox systems are Nice Systems Ltd., Verint Systems Inc., Indigo and DVTel Inc.

          We believe that our principal competitors for security management and control systems and turnkey project offerings include, among others, Honeywell Inc., Lockheed Martin Corporation, Raytheon Company, Siemens AG, Dornier, Elbit Systems Ltd., Thales, 4D, EADS N.V. and Rafael Advanced Defense Systems Ltd.

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

Intellectual Property Rights

          We have approximately 46 patents issued and patent applications pending in the U.S. and in several other countries and have obtained licenses to use proprietary technologies developed by third parties. We cannot assure you:

•	that patents will be issued from any pending applications, or that the claims allowed under any patents will be sufficiently broad to protect our technology;

•	that any patents issued or licensed to us will not be challenged, invalidated or circumvented; or

•	as to the degree or adequacy of protection any patents or patent applications may or will afford.

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

          We have trademark rights associated with our use of Flash and Intelli-FLEX, and rights obtained by trademark registration for Flare, Perimitrax, Panther, Intelli-FIELD, Senstar, Senstar-Stellar and the Senstar-Stellar logo, Sentrax, Omnitrax, Xfield, DTR, DreamBox and the Magal logo.

          In September 2006, we signed a non exclusive agreement with a third party for the right to use certain intangible assets such as know-how and patents for the production, sale and marketing of a perimeter security system based on fiber-optics that is primarily used to protect marine sites. The contract period is two years and we have the right to extend the contract for additional five years. The consideration for the license is approximately $548,000, payable in 24 monthly installments. In addition, we will pay royalties based on a formula as defined in the agreement.

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

           We, or one of our subsidiaries, own 100% of the outstanding capital stock of our subsidiaries in Canada, United States, Germany, the Netherlands, Mexico, United Kingdom, Switzerland, Cyprus, Romania and Poland.

D.	Property, Plants and Equipment.

          Our principal facility in Israel is a two-story 2,533 square meter facility located on a 4,352 square meter parcel in the Yehud Industrial Zone. Approximately 600 square meters are devoted to administrative, marketing and management functions and approximately 700 square meters are used for engineering, system integration and customer service. We use the remaining 1,233 square meters for production management, production operations, including manufacturing, assembly, testing, warehousing, shipping and receiving. In accordance with Israeli law, this parcel of land is still registered in the name of the Israel Land Authority. We will be entitled to have title to the property recorded in our name when Israeli authorities subdivide the property into parcels. This procedure is a statutory requirement for transferring land ownership in Israel. In 2007, we leased a one-story 810 square meter facility located on a 1,820 square meter parcel in the Yehud Industrial Zone for $80,000 per year for use in production and operations. The products that we manufacture at our facilities in the Yehud Industrial Zone include our taut-wire intrusion detection systems, our vibration detection systems, our video-motion detection systems, MagNet, Fortis, DreamBox, PipeGuard, MTC- 1500, MSS-1500 and other perimeter systems.

          We own a 33,000 square foot facility in Carp, Ontario, Canada. Approximately 7,000 square feet are devoted to administrative, marketing and management functions and approximately 8,000 square feet are used for engineering, system integration and customer service. We use the remaining 18,000 square feet for production operations, including cable manufacturing, assembly, testing, warehousing, shipping and receiving. In December 2004, we purchased an additional 182,516 square feet of vacant land adjacent to this property for future expansion. We also lease 358,560 square feet of land near this facility, for $2,500per year for use as an outdoor sensor test and demonstration site for our products. The products manufactured at this facility include the Perimitrax/Panther 2000 and Omnitrex buried cable intrusion detection systems, the Intelli-Field electro static detection system, the X-Field volumetric system the Intelli-FLEX microphonic fence detection system, Flash and Flare, and various perimeter monitoring and control systems.

          We own a 20,000 square foot facility in Fremont, California. The products manufactured at this facility include Intelli-Wave, various sensors, the PAS personal alarm system and the MX control and monitoring center.

          We lease 2,793 square feet of office space in Herndon, Virginia at a cost of $5,754 per month. The lease commenced on December 1, 2006 and will end on November 30, 2010. We utilize this space, which houses marketing demo rooms, as a sales office for our US subsidiary.

          Smart leased 8,000 square feet of commercial space in College Point, New York at a cost of $10,997 per month. The lease will terminate on September 30, 2008.On April 15, 2008, Smart subleased the upper floor of the buildings for $5,000 per month. The sublease will end in September 30, 2008. During the sublease period, we are paying the landlord an additional $1,000 per month in addition to the sublease amount.

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

Overview

          We develop, manufacture, market and sell complex computerized security systems. Our systems are used in more than 75 countries to protect aircraft, national borders and sensitive facilities, including military bases, power plant installations, airports, postal facilities, prisons and industrial locations from terrorism, theft and other security threats. Our revenues are principally derived from:

•	installation of comprehensive security systems for which revenues are generated from long-term fixed price contracts;

•	sales of security products; and

•	services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts.

Business Challenges/Areas of Focus

          Our primary business challenges and areas of focus include:

•	continuing the growth of revenues and profitability of our perimeter security system line of products;

•	enhancing the introduction and recognition of our new products into the markets;

•	penetrating into new markets and strengthening our presence in existing markets;

•	succeeding in selling our comprehensive turnkey solutions; and

Seam -Line Perimeter System

          The continued state of hostility between the State of Israel and the Palestinian Authority has caused the State of Israel to increase its efforts to protect its facilities and installations from unauthorized intrusions. In 2002, the Israeli Government announced the construction of a perimeter system to seal off parts of the West Bank to prevent Palestinian terrorists from entering Israel. In September 2002, we won 80% of the bids published by the MOD for the installation of intrusion detection systems along the seam-line between Israel and the West Bank. We received orders having a value of approximately $19 million to install intrusion detection systems along approximately 150 kilometers. As of December 31, 2004, this project was completed. In 2003, the Israeli Government resolved to extend the perimeter system and to continue construction along most of the remaining parts of the seam-line. However, following the UN resolution to refer the question of the legality of the seam-line perimeter systems to the International Court of Justice in Hague, an international opposition to the route selected by the Israeli government arose, causing the Israeli Government to change and shorten the route of the seam-line perimeter system. This opposition, as well as certain decisions of the Israeli Supreme Court, caused a halt in the building of the seam-line fence during 2004. In 2005 the Israeli Government approved a new seam-line fence route and the MOD renewed the work on the southern portion of the seam line. According to recent reports in the Israeli press, the majority of the remaining segments of the fence will be completed during 2008. Although we believe that we will record revenues from the seam line project in 2008, we cannot assure you that Israel will follow through with its decision to build the perimeter system along the seam-line, or if such perimeter system is constructed or rebuilt, that our products will be utilized.

Key Performance Indicators and Sources of Revenues

          Our management believes that our revenues, sources of revenues and operating income are among the key performance indicators for our business. Our revenues from our principal lines of business for the three years ended December 31, 2005, 2006 and 2007 were as follows:

	Year Ended December 31,

	2005	2006	2007

	(In thousands)

Perimeter products	$40,143	$47,186	$43,781
Turnkey projects	17,970	16,167	28,167
Other	272	247	427

Total	$58,385	$63,600	$72,375

          Our operating income from our principal lines of business for the three years ended December 31, 2005, 2006 and 2007 were as follows:

	Year Ended December 31,

	2005	2006	2007

	(In thousands)

Perimeter products	$4,334	$3,070	$2,421
Turnkey projects	(5,290)	935	506
Other	53	(138)	(193)
Eliminations	15	(31)	(28)

Total	$(888)	$3,836	$2,706

Cost and Expenses

          Cost of revenues. Our cost of revenues for perimeter products consists of component and material costs, direct labor costs, shipping expenses, overhead related to manufacturing and depreciation. Our cost of revenues for turnkey projects consists primarily of component and material costs, subcontractor costs, direct labor costs and overhead related to the turnkey projects. Our cost of revenues for “other” consists primarily of direct labor costs and material costs relating to our maintenance services.

          Our gross margin is affected by the proportion of our revenues generated from perimeter products, turnkey projects and other. Our revenues from perimeter products, generally have higher gross margins than our other segments.

          Research and development expenses, net. Research and development expenses, net consists primarily of expenses for on-going research and development activities and other related costs.

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

          Depreciation and Amortization. The amount of depreciation and amortization attributable to our business segments for the years ended December 31, 2005, 2006 and 2007 are as follows:

	Year Ended December 31,

	2005	2006	2007

	(In thousands)

Perimeter products	$1,228	$1,070	$1,087
Turnkey projects	19	133	966
Other	4	–	2

Total	$1,251	$1,203	$2,055

          Financial Expenses, Net. Financial expenses, net include exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the functional currency of each entity, interest charged on loans from banks as well as interest income on our cash and cash equivalents and short term investments.

          Tax expense. Tax expense consists of federal, state and local taxes on the income of our business. On July 25, 2005, the Knesset, the Israeli parliament, passed the “Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) - 2005,” or the 2005 Amendment, which provides for a gradual reduction in the company tax rate in the following manner: in 2007, the tax rate was 29%, in 2008, the tax rate will be 27%, in 2009, the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, from 2010, upon reduction of our tax rate to 25%, real capital gains will be subject to tax of 25%.

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

          Revenues from installation of comprehensive security systems are generated from fixed-price contracts according to which the time between the signing of the contract and the final customer acceptance is usually over one year. Such contracts require significant customization for each customer specific needs and, as such, revenues from these types of contracts are recognized using contract accounting on a percentage of completion method. Accounting for long-term contracts using the percentage-of-completion method stipulates that revenue and expense are recognized throughout the life of the contract, even though the project is not completed and the purchaser does not have possession of the project. Percentage of completion is calculated based on the “Input Method.”

          Project costs include materials purchased to produce the system, related labor and overhead expenses and subcontractor’s costs. The percentage to completion is measured by monitoring costs and efforts devoted using records of actual costs incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. The amounts of revenues recognized are based on the total fees under the agreements and the percentage to completion achieved. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. Until 2006, we did not experience any material cancellations for any of our projects.

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

          Fees are payable upon completion of agreed upon milestones and subject to customer acceptance. Amounts of revenues recognized in advance of contractual billing, are recorded as unbilled accounts receivable. The period between most instances of advanced recognition of revenues and the customers’ billing generally ranges between one to six months. At December 31, 2007, we recorded $4.1 million of such unbilled receivables.

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

          Inventories

          Inventories are stated at the lower of cost or market value. We periodically evaluate the quantities on hand relative to historical and projected sales volumes, current and historical selling prices and contractual obligations to maintain certain levels of parts. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories, market prices lower than cost and adjusted revenue forecasts. Cost is determined as follows:

•	Raw materials, parts and supplies - using the “first-in, first-out” method.

•	Work-in-progress and finished products - on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

          During 2005, 2006 and 2007, we recorded inventory write-offs from continuing operations in the amounts of $420,000, $760,000 and $646,000, respectively. Such write-offs were included in cost of revenues.

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

          As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and we must establish a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Increases in the valuation allowance result in additional expense to be reflected within the tax provision in the consolidated statement of income. At December 31, 2007, we had a deferred tax asset of $602,000. We have total estimated available carry forward tax losses of $7 million. As of December 31, 2007, we recorded a valuation allowance on carry forward tax losses of $4.4 million due to the uncertainty of their future realization. Our subsidiaries in the United States and the United Kingdom have estimated total available carry-forward tax losses of $5.3 million and $930,000, respectively that may be used as an offset against future taxable profit for 16-20 years and an indefinite period, respectively. As of December 31, 2007, we recorded a full valuation allowance of our subsidiaries’ tax assets due to the uncertainty of their future realization.

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

          Significant estimates used in these methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reportable units. During 2005, 2006 and 2007, no impairment losses were identified. As of December 31, 2007, our goodwill amounted to $5.6 million of which $4.6 million and $1.0 million relate to our perimeter security systems segment and project segment, respectively.

          Impairment of long lived assets

          Our Group’s long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group of assets to the future undiscounted cash flows expected to be generated by the group of assets. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the group of assets exceeds their fair value. During 2005, 2006 and 2007, no impairment losses were identified.

          Functional Currency and Financial Statements in U.S. Dollars

          We have determined that our reporting currency is the dollar. We determined that as of October 1, 2006 our functional currency changed from the U.S. dollar to NIS. Translation adjustments resulting from translating our financial statements from the NIS to the dollar are reported as a separate component in shareholders’ equity. As of December 31, 2006 and 2007 our foreign currency translation totaled $297,000 and $2.6 million respectively.

          Accordingly, we had accumulated foreign currency translation income of approximately $2.4 million and $5.8 million that was included as part of “accumulated other comprehensive income” within our balance sheets at December 31, 2006 and 2007, respectively. During 2005, 2006 and 2007, foreign currency translation adjustments, net of $87,000, ($72,000) and $3.5 million, respectively, were included under “accumulated other comprehensive income.” Had we determined that the functional currency of our subsidiaries (not including our U.S. subsidiaries) was the U.S. dollar, these gains would have increased our income for each of the years presented.

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

          Of our cash and cash equivalents, marketable securities and short-term and long-term bank deposits at December 31, 2007, $19.9 million is invested in major Israeli and U.S. banks, approximately $16.3 million is invested in other banks, mainly with Deutsche Bank, RBC Royal Bank, Leutkircher Bank, Commerzbank and Natwest Bank. Cash and cash equivalents invested in the United States may be in excess of insured limits and are not insured in other jurisdictions. We believe that the financial institutions that hold our investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments. Our marketable securities include investments in U.S. government debentures, foreign banks shares, mutual funds and money market funds. Our management believes that those securities are financially sound and that the portfolios are well-diversified, and accordingly, moderate credit risk exists with respect to these marketable securities. Moreover, our investment policy, limits the amount we may invest. During the recent turmoil in capital markets, we have tightened our control and monitoring over our marketable securities portfolio.

          The short term and long term trade receivables and the unbilled accounts receivable of our company and our subsidiaries are derived from sales to large and solid organizations located mainly in Israel, the United States, Canada, Mexico and Europe. We perform ongoing credit evaluations of our customers and to date have not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that we have determined to be doubtful of collection and in accordance with an aging policy. In certain circumstances, we may require letters of credit, other collateral or additional guarantees. During the years ended December 31, 2005, 2006 and 2007, we recorded ($54,000), $138,000 and ($68,000) of expenses (income) related to doubtful accounts, respectively. As of December 31, 2007, the allowance for doubtful accounts amounted to $343,000. The loan granted to a third party is secured by a personal guarantee of the beneficial owner. We believe that the loan is well secured, and accordingly, minimal credit risk exists with respect to this loan.

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

          To protect against the change in the forecasted foreign currency cash flows of certain sale arrangements resulting from changes in the exchange rate during 2003, 2005 and 2006, we entered into forward contracts, to hedge portions of our forecasted revenue and unbilled accounts receivable denominated in Euros and Polish Zlotys. We have designated the forward instruments as cash flow hedges for accounting purposes.

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

          In 2005 a sales arrangement in Polish Zlotys that was to take place from 2005 to 2007 was canceled. Accordingly, changes in the fair value of the forward contracts were recorded as financial expenses in the years ended December 31, 2005, 2006 and 2007.

          On October 1, 2006, we changed our functional currency from the dollar to NIS. From the date of change in functional currency, the hedge of the revenues in Euros is no longer effective. Changes in the fair value of the forward contracts from October 1, 2006 were charged to financial expenses. We recorded $110,000, $915,000 and $666,000 as financial expenses related to forward contracts transactions, in 2005, 2006 and 2007, respectively.

          Fair value of financial instruments

          The following methods and assumptions were used by us and our subsidiaries in estimating the fair value of our financial instruments:

•

the carrying amounts of cash and cash equivalents, marketable securities, short-term bank deposits, trade receivables, unbilled accounts receivable, short-term bank credit and trade payables approximate their fair value due to the short-term maturity of such instruments.

•

the carrying amount of our long-term trade receivables and long-term bank deposits approximate their fair value. The fair value was estimated using discounted cash flows analyses, based on our investment rates for similar types of investment arrangements.

•

the carrying amounts of our long-term bank debt are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. As of December 31, 2006, the fair value of our long-term borrowings was approximately $8.2 million, compared to the carrying amount of approximately $8.2 million. As of December 31, 2007, the fair value of our long-term borrowings was approximately $7.5 million, compared to the carrying amount of $7.4 million.

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

          The following table presents, for the periods indicated, certain financial data expressed as a percentage of revenues:

	Year Ended December 31,

	2003	2004	2005	2006	2007

Revenues	100%	100%	100%	100%	100%
Cost of revenues	55	52	63	59	60

Gross profit	45	48	37	41	40

Operating expenses:
Research and development, net	8	8	9	8	8
Selling and marketing, net	18	21	21	18	18
General and administrative	8	8	9	9	9
Special post employment benefit Award granted by principal shareholders	–	2	–	–	1

Operating income (loss)	11	9	(2)	6	4
Financial expenses, net	(2)	(1)	(1)	(1)	(3)

Income (loss) before income taxes	9	8	(3)	5	1
Income taxes (tax benefit)	2	3	–	2	1

Income (loss) from continuing operations	7	5	(3)	3	0
Income (loss) from discontinued operations, net	(3)	(3)	(2)	(2)	3

Net income (loss)	4%	2%	(5)%	1%	3%

Years ended December 31, 2006 and 2007

          Revenues. Revenues increased by 13.8% from $63.6 million in the year ended December 31, 2006 to $72.4 million in the year ended December 31, 2007. Revenues from sales of perimeter systems decreased from $47.2 million in 2006 to $43.8 million in 2007, a decrease of 7.2% mainly as a result in decrease in orders from the Israeli MOD, which was partly offset by orders from clients outside of Israel.Revenues from security turnkey projects increased by 74.2% from $16.2 million in 2006 to $28.2 million in 2007, primarily due to a $5.7 million project performed for the Israeli government and the acquisition of a European integration company. Other revenues, mainly from services for screening pallets and newly developed products, increased by 72.9% from $247,000 in the year ended December 31, 2006 to $427,000 in the year ended December 31, 2007.

          Based on our backlog of approximately $64.9 million as of May 30, 2008, our revenues in the first quarter of 2008 and our assessment of the market, we anticipate that our revenues will increase in 2008 compared to our revenues in 2007.

          Cost of revenues. Cost of revenues increased from $37.2 million in the year ended December 31, 2006 to $43.5 million in the year ended December 31, 2007. Cost of revenues as a percentage of revenues increased from 58.5% in 2006 to 60.1% in 2007, primarily as a result of the increase in the turnkey projects segment of our business which has a lower profit margin. In addition, we recorded a loss provision for one of the projects performed for the Israeli government. In our perimeter segment, our cost of sales was adversely affected by an increase in production costs. We anticipate that our cost of revenues as a percentage of revenues will remain at the same level in 2008 as in 2007.

          Gross profit. Gross profit increased from $26.4 million in the year ended December 31, 2006 to $28.9 million for the year ended December 31, 2007, primarily as a result of the increase in revenues.

          Research and development expenses, net. Research and development expenses, net increased from $5.4million for the year ended December 31, 2006, to $5.8 million for the year ended December 31, 2007, an increase of 7.2%. Research and development expenses, net amounted to 8.5% of revenues in 2006, compared to 8.0% in 2007. Investment tax credits with respect to our Canadian subsidiary totaled $162,000 in 2006 and $160,000 in 2007. We expect that our net research and development expenditures as a percentage of revenues will remain at the same level in 2008 as in 2007.

          Selling and marketing expenses, net. Selling and marketing expenses, increased from $11.6 million for the year ended December 31, 2006 to $12.9 million for the year ended December 31, 2007, an increase of 11.4%. The increase in selling and marketing expenses in 2007 was primarily due to the amortization of customer related assets attributable to the acquisition of the European integration company. Selling and marketing expenses amounted to 18.2% and 17.9% of revenues in each of 2006 and 2007, respectively. We expect that our selling and marketing expenses as a percentage of revenues will remain at the same level in 2008 as in 2007.

          General and administrative expenses. General and administrative expenses increased from $5.5 million for the year ended December 31, 2006 to $6.6 million for the year ended December 31, 2007, an increase of 18.3%. The increase in general and administrative expenses was due to expenses associated with our compliance with the requirements of the Sarbanes-Oxley Act, increase in salaries and legal expenses. General and administrative expenses amounted to 8.7% of revenues in 2006 compared to 9.1% in 2007.We expect that our general and administrative expenses will remain at the same level in 2008 as in 2007.

          Special post employment benefit. In the year ended December 31, 2007 we recorded a special post employment expense of $904,000, 1.2% of our total revenues, related to benefits payable to our retired chairman.

          Operating income (loss). Our operating income declined from $3.8 million for the year ended December 31, 2006 to $2.7 million for the year ended December 31, 2007. The operating income of our three business segments for the years ended December 31, 2006 and 2007 are as follows:

	Year Ended December 31,

	2006	2007

	(In thousands)

Perimeter products	$3,070	$2,421
Turnkey projects	935	506
Other	(138)	(193)
Eliminations	(31)	(28)

Total	$3,836	$2,706

          The operating income of our perimeter products segment decreased from $3.1 million in the year ended December 31, 2006 to $2.4 million in the year ended December 31, 2007, primarily as a result of the increase in production costs and the devaluation of the U.S. dollar against the NIS and the Canadian dollar. The operating results for our turnkey projects segment declined from an operating income of $935,000 in the year ended December 31, 2006 to operating income of $506,000 in the year ended December 31, 2007, primarily as a result of a loss incurred in one of our major projects and the amortization of the customer related assets attributable to the acquisition of the European integration company. The operating loss from our other operations increased from $138,000 in the year ended December 31, 2006 to $193,000 in the year ended December 31, 2007.

          Financial expenses, net. Financial expenses, net increased from $864,000 for the year ended December 31, 2006 to $2.1 million for the year ended December 31, 2007, an increase of 147.3%. Our financial expenses increased by $1.3 million, mainly due to the devaluation of the U.S. dollar against the NIS and the Canadian dollar, which caused an increase of foreign exchange losses, net of $1.1 million. In addition, interest on short term bank credits increased by $648,000 due to the higher level of short term loans incurred in 2007, which was offset in part by a decease in forward contracts loss of $249,000.

          Income taxes. We recorded an income tax expenses of $943,000 for the year ended December 31, 2006 compared to a $373,000 for the year ended December 31, 2007, primarily as a result of the decrease in our income before taxes. The effective tax rate increased to 65.6% for 2007 compared to 31.7% in 2006 due to the fact that we recorded a valuation allowance on losses of $765,000, due to the low likelihood that our deferred tax assets will be recovered from future taxable income.

Years ended December 31, 2005 and 2006

          Revenues. Revenues increased by 8.9% from $58.4 million in the year ended December 31, 2005 to $63.6 million in the year ended December 31, 2006. Revenues from sales of perimeter systems increased from $40.1 million in 2005 to $47.2million in 2006, an increase of 17.5%, mainly due to a $10.1 million order from the Israeli MOD to protect the Northern border of Israel, which was partly offset by a $2.2 million decrease in orders from the Israeli MOD to protect the seam-line.Revenues from security turnkey projects decreased by 10% from $18.0 million in 2005 to $16.2 million in 2006, primarily due to a $4.7 million decrease in revenues from a project in Romania that for which we provided less services in 2006 and a $3.3 million decrease in revenues from projects in Canada. These declines were offset by a $5.0 million increase in revenues from projects in Mexico and by a $1.2 million increase in revenues from an Eastern European customer. Other revenues, primarily from the maintenance of pallet screening machines decreased by 9.2% from $272,000 in the year ended December 31, 2005 to $247,000 in the year ended December 31, 2006.

          Cost of revenues. Cost of revenues increased from $36.7 million in the year ended December 31, 2005 to $37.2 million in the year ended December 31, 2006. Cost of revenues as a percentage of revenues declined from 62.8% in 2005 to 58.5% in 2006 primarily as a result of the expenses we incurred in 2005 in connection with a project in Eastern Europe that was cancelled. Due to the uncertainty in preventing the forfeiture of a performance bank guarantee, we included a provision of $1.4 million in respect of this guarantee in our financial statements for the year ended December 31, 2005. On April 28, 2006, we commenced arbitration proceedings against the customer and on July 11, 2006, the customer made a demand for the payment of the full amount of a $1.4 million performance. Under the terms of a settlement reached in the District Court in Haifa, we paid the customer approximately $700,000 of the disputed amount and the balance will be paid only if we are found liable for damages exceeding the amount previously paid by us. Based on the opinion of our legal counsel, we believe that it is probable that the ongoing arbitration in this matter will result in a favorable decision for us, resulting in the dismissal of all claims raised by the customer. In view of the above and due to the uncertainty of our preventing the forfeiture of the bank performance guarantee, we included a $1.4 million provision in respect of this guarantee in our financial statements for the year ended December 31, 2005. Based on the settlement, we cancelled the balance of the provision made in our financial statements in 2006.

          Gross profit. Gross profit increased from $21.7 million in the year ended December 31, 2005 to $26.4 million for the year ended December 31, 2006, primarily as a result of the expenses we incurred in 2005 in connection with the cancellation of the project in Eastern Europe.

          Research and development expenses, net. Research and development expenses, net for the year ended December 31, 2006 increased to $5.4 million from $5.3million for the year ended December 31, 2005, an increase of 2.1%, Research and development expenses, net amounted to 9.0% of revenues in 2005, compared to 8.5% in 2006. Investment tax credits with respect to our Canadian subsidiary totaled $154,000 in 2005 and $162,000 in 2006.

          Selling and marketing expenses, net. Selling and marketing expenses, decreased from $12.4 million for the year ended December 31, 2005 to $11.6 million for the year ended December 31, 2006, a decrease of 6.3%. The decrease in selling and marketing expenses in 2006 was primarily due to a decrease in commissions paid in connection with our turnkey projects. Selling and marketing expenses amounted to 21.2% and 18.2% of revenues in 2005 and 2006, respectively.

          General and administrative expenses. General and administrative expenses increased from $5.0 million for the year ended December 31, 2005 to $5.5 million for the year ended December 31, 2006, an increase of 11.7%. The increase in general and administrative expenses was due to a $138,000 increase in expenses related to doubtful accounts and due to expenses associated with our compliance with the requirements of the Sarbanes-Oxley Act. General and administrative expenses amounted to 8.5% of revenues in 2005 compared to 8.7 % in 2006.

          Operating income (loss). Our operating results improved from an operating loss of $888,000 for the year ended December 31, 2005 to operating income of $3.8 million for the year ended December 31, 2006. The operating income (loss) of our business segments for the years ended December 31, 2005 and 2006 are as follows:

	Year Ended December 31,

	2005	2006

	(In thousands)

Perimeter products	$4,334	$3,070
Projects	(5,290)	935
Other	53	(138)
Eliminations	15	(31)

Total	$(888)	$3,836

          The operating income of our perimeter products segment declined from $4.3 million in the year ended December 31, 2005 to $3.1 million in the year ended December 31, 2006, principally as a result of a change in the product mix of perimeter products sold. The operating results for our projects segment rebounded from an operating loss of $5.3 million in the year ended December 31, 2005 to operating income of $935,000 in the year ended December 31, 2006, primarily as a result of the impact of expenses we incurred in 2005 in connection with the cancellation of an Eastern European project. The operating results of our “other” segment went from operating income of $53,000 in the year ended December 31, 2005 to an operating loss of $138,000 in the year ended December 31, 2006, primarily as a result of the decrease in revenues in 2006 and the higher cost of revenues, primarily materials.

          Financial expenses, net. Financial expenses, net increased from $813,000 for the year ended December 31, 2005 to $864,000 for the year ended December 31, 2006, an increase of 6.3%. Our financial expenses increased by $963,000 mainly due to a forward contract loss, which was offset by a $912,000 increase in financial income, mainly due to increased interest income and foreign exchange gains. We determined that as of October 1, 2006 our functional currency changed from the U.S. dollar to NIS. The U.S. dollar remains our reporting currency. This change resulted in our incurring additional financial expenses in the fourth quarter of 2006.

          Income taxes (tax benefit). We recorded a tax benefit of $28,000 for the year ended December 31, 2005, primarily as a result of the loss incurred in 2005, compared to income tax expenses of $943,000 for the year ended December 31, 2006.

Quarterly Results of Operations

          The following tables set forth certain unaudited quarterly financial information for the two years ended December 31, 2007 The data has been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this annual report and include all necessary adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation. The operating results for any quarter are not necessarily indicative of results for any future periods.

	Three months ended

	2006				2007

	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,

	(In thousands)

Consolidated Statement of Income Data:
Revenues	$12,712	$13,965	$15,288	$21,635	$14,113	$14,091	$21,016	$23,155
Cost of revenues	7,064	7,931	8,593	13,648	7,732	7,650	13,291	14,837

Gross profit	5,648	6,034	6,695	7,987	6,381	6,441	7,725	8,318

Operating expenses:
Research and development, net	1,200	1,450	1,152	1,576	1,454	1,148	1,283	1,879
Selling and marketing, net	2,383	2,608	2,751	3,861	2,709	3,028	3,794	3,399
General and administrative	1,147	1,253	1,474	1,673	1,316	1,407	1,505	2,333
Special post employment benefit							960	(56)
Total operating expenses	4,730	5,311	5,377	7,110	5,479	5,583	7,542	7,555

Operating income (loss)	918	723	1,318	877	902	858	183	763
Financial expenses, net	(157)	(229)	(262)	(216)	(303)	(141)	(983)	(710)

Income (loss) before income taxes	761	494	1,056	661	599	717	(800)	53
Income taxes (tax benefit)	153	118	345	327	148	280	749	(804)

Income (loss) from continuing operations	608	376	711	334	451	437	(1,549)	857
Loss from discontinued operations, net	(459)	(107)	(88)	(565)	(153)	(95)	(88)	2,022

Net income (loss)	149	269	623	(231)	298	342	(1,637)	2,879

	Three months ended

	2006				2007

	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,

	(As a percentage of total revenues)

Consolidated Statement of Income Data, expressed as a percentage of revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	55.6	56.8	56.2	63.1	54.8	54.3	63.2	64.1

Gross profit	44.4	43.2	43.8	36.9	45.2	45.7	36.8	35.9

Operating expenses:
Research and development, net	9.4	10.4	7.5	7.3	10.3	8.1	6.1	8.1
Selling and marketing, net	18.7	18.7	18.0	17.9	19.2	21.5	18.0	14.7
General and administrative	9.0	9.0	9.7	7.7	9.3	10.0	7.2	10.0
Special post employment benefit	–	–	–	–	–	–	4.6	(0.2)

Total operating expenses	37.1	38.1	35.2	32.9	38.8	39.6	35.9	32.6

Operating income (loss)	7.3	5.1	8.6	4.0	6.4	6.1	0.9	3.3
Financial expenses, net	(1.2)	(1.6)	(1.7)	(1.0)	2.2	1	4.7	3.1

Income (loss) before income taxes	6.1	3.5	6.9	3.0	4.2	5.1	(3.8)	0.2
Income taxes (tax benefit)	1.2	0.8	2.3	1.5	1	2	3.6	(3.5)

Income (loss) from continuing operations	4.9	2.7	4.6	1.5	3.2	3.1	(7.4)	3.7
Loss from discontinued operations, net	(3.6)	(0.8)	(0.5)	(2.6)	(1.1)	(0.7)	(0.4)	8.7

Net income (loss)	1.3%	1.9%	4.1%	(1.1)%	2.1%	2.4%	(7.8)%	12.4%

Seasonality

          Our operating results are characterized by a seasonal pattern, with a higher volume of revenues towards the end of the year and lower revenues in the first part of the year. This pattern, which is expected to continue, is mainly due to two factors:

•	our customers are mainly budget-oriented organizations with lengthy decision processes which tend to mature late in the year; and

•	due to weather and other conditions, payments are often postponed from the first quarter to subsequent quarters.

          See also Item 3.D. “Key Information–Risk Factors.” Our revenues are dependent on government procurement procedures and practices, and because we receive large product orders from a relatively small number of customers, our revenues and operating results are subject to substantial periodic variations.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

          Exchange rate fluctuations between the NIS and the dollar, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparison of our results. In 2005, the rate of devaluation of the NIS against the dollar was 6.8%, while in 2003, 2004, 2006 and 2007 the NIS appreciated in value in relation to the dollar by 7.6%, 1.6%, 8.2% and 9% respectively. A portion of our expenses, primarily labor expenses, is incurred in NIS and a part of our revenues are quoted in NIS. Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS. Our results may be adversely affected by the devaluation of the NIS in relation to the dollar (or if such devaluation is on lagging basis), if our revenues in NIS are higher than our expenses in NIS and/or the amount of our assets in NIS are higher than our liabilities in NIS. Alternatively, our results may be adversely affected by an appreciation of the NIS in relation to the dollar (or if such appreciation is on a lagging basis), if the amount of our expenses in NIS are higher than the amount of our revenues in NIS and/or the amount of our liabilities in NIS are higher than our assets in NIS.

          The following table presents information about the rate of devaluation of the NIS against the dollar:

Year ended December 31,	Israeli inflation rate %	NIS devaluation rate %	Israeli inflation adjusted for devaluation %

2003	(1.9)	(7.6)	5.7
2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4

          Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. We are also subject to exchange rate fluctuations related to our activities in Canada. During the year ended December 31, 2005, foreign currency fluctuations had an adverse impact on our results of operations, and our foreign exchange losses, net were $145,000. During the year ended December 31, 2006, our foreign exchange gains, net were $276,000. During the year ended December 31, 2007, our foreign exchange losses, net were $792,000. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

          To protect against the change in the forecasted foreign currency cash flows of certain sale arrangements resulting from changes in the exchange rate, during 2003, 2005 and 2006 we entered into forward contracts in order to hedge portions of our forecasted revenue and unbilled accounts receivable denominated in Euros and Polish Zlotys. We have designated the forward instruments as cash flow hedges for accounting purposes.

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

          In 2005 a sales arrangement in Polish Zlotys that was to take place from 2005 to 2007 was canceled. Accordingly, changes in the fair value of the forward contracts were recorded as financial expenses in the years ended December 31, 2005, 2006 and 2007.

          On October 1, 2006, we changed our functional currency from the dollar to NIS. From the date of change in functional currency, the hedge of the revenues in Euros is no longer effective. Changes in the fair value of the forward contracts from October 1, 2006 were charged to financial expenses.

          We recorded $110,000, $915,000 and $666,000 in financial expenses related to forward contracts transactions in 2005, 2006 and 2007, respectively.

Effective Corporate Tax Rate

          Israeli companies are generally subject to income tax on their worldwide taxable income. The applicable rate for 2007 was 29%, which was reduced to 27% in 2008, and will be further reduced to 26% in 2009 and 25% in 2010 and thereafter. However, certain of our manufacturing facilities have been granted approved enterprise status under the Law for the Encouragement of Capital Investments, 1959, as amended, commonly referred to as the Investment Law, and, consequently, are eligible, subject to compliance with specified requirements, for tax benefits beginning when such facilities first generate taxable income. The tax benefits under the Investment Law are not available with respect to income derived from products manufactured outside of Israel. We have derived, and expect to continue to derive, a substantial portion of our income from our approved enterprise facilities. Subject to certain restrictions, we are entitled to a tax exemption in respect of income derived from our approved facilities for a period of two years, commencing in the first year in which such income is earned, and will be entitled to a reduced tax rate of 10% to 25% for an additional five to eight years if we qualify as a foreign investors’ company. If we do not qualify as a foreign investors’ company, we will instead be entitled to a reduced rate of 25% for an additional five years, rather than eight years. A foreign investors’ company is defined in the Investment Law as a company in which more than 25% of its shareholders are non-Israeli residents. Pursuant to the Investment Law, a foreign investors’ company may enjoy benefits for a period of up to ten years, (the actual length of the benefits period is graduated based on the percentage of foreign ownership).

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

          As of December 31, 2007, we had a deferred tax asset of $602,000. We have total estimated available carry forward tax losses of $7 million. As of December 31, 2007, we recorded a valuation allowance on carry forward tax losses of $4.4 million due to the uncertainty of their future realization.

          As of December 31, 2007, our subsidiaries in the United States and the United Kingdom had estimated total available carry forward tax losses of $5.3 million and $0.9 million, respectively, to offset against future taxable income for 16 to 20 years and an indefinite period, respectively. A full valuation allowance was recorded due to the uncertainty of the tax assets’ future realization. Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state tax law provisions. The annual limitation may result in the expiration of net operating losses before utilization.

          On December 2007 we entered into a tax assessment agreement with the Israeli Tax Authority, with respect to the years 2001 to 2004. According to the agreement we paid $402,000. Since one of our approved enterprises has not receive final approval as of yet, the tax assessment agreement determined that if we will not get such approval within two years we will pay an additional amount of $467,000 to the tax authority.

Recently Issued Accounting Standards

          In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact our consolidated financial position and results of operations. Subsequently, the FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. We are currently evaluating the impact of adopting the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

          In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). Under this Standard, we may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met. SFAS 159 is effective for years beginning after November 15, 2007. As we did not elect the fair value option in the date of adoption, we do not expect the adoption of SFAS 159 will have a material impact on our consolidated financial.

          In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007) (SFAS 141R), Business Combinations. SFAS 141R will change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS 141R will have an impact on our accounting for future business combinations once adopted and not on prior acquisitions.

          In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This standard is effective for fiscal years beginning after December 15, 2008and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The adoption of the provisions of Statement No. 160 is not anticipated to materially impact our consolidated financial position and results of operations.

          In December 2007, the SEC staff issued Staff Accounting Bulletin (“SAB”) 110, Share-Based Payment, which amends SAB 107, Share-Based Payment, to permit public companies, under certain circumstances, to use the simplified method in SAB 107 for employee option grants after December 31, 2007. Use of the simplified method after December 2007 is permitted only for companies whose historical data about their employees’ exercise behavior does not provide a reasonable basis for estimating the expected term of the options. Based on the significant restrictions on employee trading during the restatement periods, we have not experienced regular employee exercise behavior since the implementation of SFAS No. 123R on January 20, 2006. We do not expects to continue to use the simplified method as allowed under SAB 110.

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

          Our working capital increased from $39.9 million at December 31, 2006 to $41.5 million at December 31, 2007. Cash and cash equivalents amounted to $4.9 million at December 31, 2006 compared to $9.2 million at December 31, 2007. Short-term and long-term bank deposits, marketable securities and escrow deposits amounted to $22.1 million at December 31, 2006 compared to $26.9million at December 31, 2007. Our cash and cash equivalents, short and long-term bank deposits and marketable securities are held mainly in U.S. dollars and Euros.

          We expect to fund our short-term liquidity needs, including our obligations under our credit facilities, other contractual agreements and any other working capital requirements, from cash and cash equivalents, operating cash flow and our credit facilities. We believe that our current cash and cash equivalents, including bank deposits, marketable securities and our expected cash flow from operations in 2008 will be sufficient to meet our cash requirements through 2008.

Cash Flows

          The following table summarizes our cash flows for the periods presented:

	Year ended December 31,

	2005	2006	2007

	(in thousands)

Net cash provided by (used in) continuing operations	$(2,915)	$(2,019)	10,420
Net cash provided by (used in) discontinued operations	(1,224)	643	(519)

Net cash provided by (used in) operating activities	(4,139)	(1,376)	9,901
Net cash provided by (used in) investing activities	(15,248)	(5,248)	(464)
Net cash provided by financing activities	17,269	1,688	(5,477)
Effect of exchange rate changes on cash and cash equivalents	253	(255)	337
Increase (decrease) in cash and cash equivalents	(1,865)	(5,191)	4,297
Cash and cash equivalents at the beginning of the year	11,964	10,099	4,908

Cash and cash equivalents at the end of the year	$10,099	$4,908	$9,205

          Net cash used in operating activities was approximately $4.1 million and $1.4 million in the years ended December 31, 2005 and 2006, respectively, compared to $9.9 million in the year ended December 31, 2007.

          Net cash used in operating activities in the year ended December 31, 2005, was primarily attributable to a net loss of $3.2 million, an increase in trade receivables of $8.7 million an increase in deferred income taxes of $1 million, an increase in unbilled accounts receivable of $2.8 million and an increase in other accounts receivable and prepaid expenses of $580,000 which was offset in part by an increase in customer advances of $4.0 million for turnkey projects, a $3.2 million increase in trade payables, an increase in other accounts payable and accrued expenses of $2 million, depreciation and amortization of $1.3 million and a $1.7 million decrease in inventories for our perimeter security systems segment.

          Net cash used in operating activities in the year ended December 31, 2006, was primarily attributable to an increase in trade receivables of $4.4 million, an increase in inventories of $2.7 million, a return of $2.8 million of customer advances and a decrease in trade payables of $666,000, which was offset in part by net income of $810,000, depreciation and amortization of $1.2 million, a decrease in unbilled accounts receivable of $3.5 million, an increase in other accounts payable and accrued expenses of $717,000 and a $437,000 decrease in other accounts receivable and prepaid expenses.

          Net cash provided by operating activities in the year ended December 31, 2007, was primarily attributable to an increase in customer advances of $10.4 million, an increase of $4.3 million and $1.8 million in trade receivables and unbilled accounts receivable, respectively, an increase of $1.8 million in accrued interest on marketable securities and short and long term bank deposits and depreciation and amortization of $2.1 million, which was offset in part by decrease in trade payables of $6.3 million, a decrease in other accounts payable and accrued expenses of $1.8 million, an increase in long term trade receivable of $1.8 million and a gain from discontinued operation of $1.7 million.

          Net cash used in investing activities was approximately $15.2 million and $5.2 million for the years ended December 31, 2005 and 2006, respectively, compared to $464,000 in the year ended December 31, 2007. In the year ended December 31, 2005,we purchased $16.7 million of short-term deposits and $750,000 of property and equipment, which purchases were offset by proceeds of $3.0 million from the redemption of structured notes and $1.2 million from the sale of long-term deposits. In the year ended December 31, 2006, we purchased $906,000 of property and equipment, $8.2 million of marketable securities, invested $622,000 in a long term loan and purchased know how and patents for $148,000 with the proceeds from the sale of marketable securities of $5.2 million. In the year ended December 31, 2007 we acquired a European integration company for $4 million and purchased $10.8 million of marketable securities, $4.4 million of escrow deposit and $890,000 of property and equipment purchases which were offset by proceeds of $8.5 million from the sale of the assets and business of a subsidiary, proceeds of $5.6 million from the sale of marketable securities and $5.7 million from the sale of short term bank deposits.

          In the year ended December 31, 2005, net cash provided by financing activities of $17.3 million was primarily attributable to the receipt of net proceeds of $14.9 million from the issuance of ordinary shares, $2.4 million from short-term bank credit to finance the operations of our video monitoring segment and $1.8 million from proceeds of long-term loans that we used to refinance the loan we incurred to finance the purchase of a building in Fremont CA, which was offset in part by the repayment of $1.8 million of long-term bank loans. In the year ended December 31, 2006, net cash provided by financing activities of $1.7 million was primarily attributable to $3.2 million from proceeds of long-term loans that we incurred to finance the costs incurred in connection with the cancellation of a project in Eastern Europe and our receipt of $163,000 from the exercise of employee stock options, which was offset in part by $1.4 million from short-term bank credits to finance the operations of our video monitoring segment and the repayment of $306,000 of long-term bank loans. In the year ended December 31, 2007, net cash used in financing activities of $5.5 million was primarily due to the repayment of $4.7 million of short term bank credits and repayment of $796,000 of long term bank loans which was offset in part by receipt of $43,000 from the exercise of employee stock options.

          We had capital expenditures of approximately $750,000, $906,000 and $890,000 in 2005, 2006 and 2007, respectively. These capital expenditures were principally for computers, other machinery and equipment and for expanding our facilities. We estimate that our capital expenditures for 2008 will total approximately $1.6 million, substantially all of which will relate to our perimeter security and project segments. We expect to finance these expenditures primarily from our cash and cash equivalents, operating cash flow and our credit facilities. However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions, changes in the demand for our products.

Credit Lines and Other Debt

          We currently have credit lines with Bank Leumi Le-Israel B.M., or BLL, Union Bank of Israel Ltd., or Union Bank, Mizrahi Tefahot Bank B.M., or MTB, and Bank Hapoalim B.M. totaling $54.4 million in the aggregate. There are no restrictions as to our use of any of these credit lines. We agreed not to pledge any of our assets without the consent of these banks. In addition, in connection with two of these credit lines, a fixed charge was placed on our physical plant in Israel by each of BLL and Union Bank, each of which ranks pari-passu with the other.

          As of December 31, 2007 we are not under any obligation to maintain financial ratios or other terms in respect of our credit lines. Our loans under these credit lines are denominated in dollars and NIS.

          In addition, our subsidiaries currently have credit lines with Bank Leumi USA, Royal Bank of Canada and Deutsche Bank, totaling $9.2 million in the aggregate.

          Our Canadian subsidiary, which is primarily engaged in sale of perimeter products and turnkey projects, has undertaken to maintain general covenants and the following financial ratios and terms in respect of its outstanding credit lines:

•	A quick ratio of not less than 1.25;

•	A ratio of total liabilities to tangible net worth of not greater than 0.75; and

•	Tangible net worth of at least $9.0 million.

          As of December 31, 2007, our Canadian subsidiary was in compliance with these ratios and terms.

          As of December 31, 2007, we had approximately $26 million available under our credit lines. In addition, our subsidiaries had approximately $2.8 million available under their credit lines.

          As of December 31, 2007, our outstanding balances under our credit lines consisted of:

•	Short-term NIS-denominated loans of approximately $8.2 million, bearing an average interest at a rate of 5.58%;

•	Short-term dollar-denominated loans of approximately $8.1 million, bearing an average interest at a rate of 5.82%;

•	Long-term dollar-denominated loans of approximately $2.4 million, bearing an average interest at a rate of 5.50%; and

•	Several bank performance and advance payment guarantees totaling approximately $9.8 million, at an annual cost of 0.5%-1.0%.

          As of December 31, 2007, our subsidiaries had an aggregate of $145,000 in short term bank credit and $5 million in long-term loans primarily relating to our perimeter security segment as follows:

•	$2.5 million, bearing interest at a fixed annual rate of 6.06%. This loan is due in July 2008;

•	$500,000, bearing interest at an annual rate of 6.19% and collateralized by the assets of our US subsidiary, Magal Senstar Inc., or MSI. This loan is due in July 2008;

•	$500,000, bearing interest at an annual rate of 5.8% and collateralized by MSI’s assets. This loan is due in July 2008;

•	$518,000 bearing interest at a fixed rate of 5.45%. The loan is payable in 20 quarterly installments of $47,200, commencing February 2006. We have guaranteed the full amount of this loan; and

•	$980,000, bearing interest at a fixed rate of 5.45%. The loan is due in one installment in November 2010. We have guaranteed the full amount of this loan.

          In connection with the related loans listed immediately above, Bank Leumi USA placed a $3 million fixed charge on our deposits with that bank.

          The two $500,000 promissory notes issued to Bank Leumi USA both contain covenants that require us to maintain $1 million in deposits at all times, otherwise the interest rate on the notes become the bank’s rate plus 0.25% until the minimum deposit is maintained.

C.	Research and Development, Patents and Licenses.

Government Grants

          We participate in programs sponsored by the Israeli Government for the support of research and development activities. In the year ended December 31, 2005, we obtained $8,000, of royalty-bearing grants from the OCS for certain of our research and development projects for perimeter security products. We did not obtain any grants form the OCS for the years ended December 31, 2006 and 2007. We are obligated to pay royalties to the OCS amounting to 3%-4.5% of revenues derived from sales of the products funded with these grants, up to 100% of the grants received, linked to the U.S. dollar. All grants received after January 1, 1999 will also bear interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales no payment is required.

          Royalties paid to the OCS amounted to $83,000, $79,000 and $143,000 in the years ended December 31, 2005, 2006 and 2007, respectively. These royalties related to sales of perimeter security products and management security system.

          As of December 31, 2007, we had a contingent obligation to pay royalties of approximately $1.5, million to the OCS upon the successful sale of perimeter security products developed using research and development programs sponsored by the OCS.

          The Israeli Government, through the Fund for the Encouragement of Marketing Activities, or the Fund, awarded us grants for overseas marketing expenses. We are obligated to pay royalties to this fund at the rate of 3% of the increase in export sales, up to the amount of the grants we received. To date, we have received $253,000 in grants from the Fund and, during the years ended December 31, 2005, 2006 and 2007, we did not pay any royalties. As of December 31, 2007, we had a remaining contingent obligation to the Fund of $82,000.

Investment Tax Credit

          Our Canadian and U.S subsidiaries are eligible for investment tax credits on their research and development activities and on certain current and capital expenditures. During the years ended December 31, 2005, 2006 and 2007, our Canadian subsidiary recognized $154,000, $162,000 and $160,000, respectively, of investment tax credits as a reduction of research and development expenses. In addition, our Canadian and U.S subsidiaries have available investment tax credits of approximately $738,000to reduce future federal income taxes payable. These credits will expire in 2014 through 2027. See also Item 4.B. “Information on the Company–Business Overview–Research and Development; Royalties.”

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

          At December 31, 2007, we have guaranteed the advance payments and the performance of our work to certain of our customers (usually government entities). Such guarantees are required by contract for our performance during the installation and operational period of projects throughout Israel and the rest of the world. The guarantees for installation typically expire soon after certain milestones are met and guarantees for operations typically expire proportionally over the contract period. The maximum potential amount of future payments we could be required to make under our guarantees at December 31, 2007 and March 31, 2008 were $9.8 million and $8.9 million, respectively. We have not recorded any liability for such amounts, as we expect that our performance will be acceptable and to date, no performance bank guarantees have been exercised against us except with respect to our dispute relating to the project in Eastern Europe. See Item 8.A - “Consolidated Statements and Other Financial Information-Legal Proceedings.”

F.	Tabular Disclosure of Contractual Obligations.

          The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2007 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period (in thousands)

	Total	less than 1 year	1-2 years	3-5 years	more than 5 years

Long-term bank debt obligations	$7,398	$4,303	$813	$1,802	$480

Operating lease obligations	1,619	693	562	301	63
Purchase obligations	184	184	–	–	–
Other long-term liabilities reflected on our balance sheet under U.S. GAAP	3,873	–	–	3,873	–
Total	$13,074	$5,180	$1,375	$5,976	$543

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management.

          Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position

Jacob Perry	64	Chairman of the Board
Izhar Dekel	56	President, Chief Executive Officer and Director
Lian Goldstein	33	Vice President – Finance, Chief Financial Officer and Secretary
Yehezkel Farber	67	Vice President – Operations
Zvi Dank	58	Vice President – Research and Development
Asaf Even-Ezra	42	Executive Vice President –Sales & Marketing
Dany Pizen	56	Vice President – East European and CIS Marketing
Raffi Netzer	45	Vice President – Africa and Latin America Marketing
Yehonatan Ben- Hamozeg	49	Vice President – Integrated Systems Development
Jacob Even-Ezra	77	Director
Nathan Kirsh	76	Director
Zeev Livne	63	Director
Jacob Nuss	60	Director
Shaul Kobrinsky	56	Outside Director
Anat Winner	49	Outside Director

          Messrs. Perry, Even-Ezra, Dekel, Kirsh, Nuss, and Livne will serve as directors until our 2008 Annual General Meeting of Shareholders. Mr. Kobrinsky and Mrs. Winner will serve as outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms until our 2010 annual general meeting of shareholders.

          Jacob Even-Ezra and Asaf Even-Ezra are father and son. Izhar Dekel is Jacob Even-Ezra’s son-in-law and Asaf Even-Ezra’s brother-in-law. Other than these relationships, there are no other family relationships among our directors and senior executives.

          Jacob Perry has served as chairman of our board since January 2008, as deputy chairman of the board since 2006, and as a director since December 2002,. From 1995 to December 2002, Mr. Perry was President and CEO of Cellcom Israel Ltd., Israel’s largest cellular phone operator. Mr. Perry served 29 years with the Israeli General Security Service, and served as its chief from 1988 until 1995. Mr. Perry has also served as a coordinator to the Israeli Prime Minister on the subject of prisoners of war and missing persons. He was a board member of El-Al Israel Airlines and a member of the management of many public organizations. Mr. Perry is also a chairman of the board of directors of various companies, including Mizrahi Tefahot Bank, Pinpoint Advanced Corp., Inc., a blank check company traded in the U.S. and Keren Mor, a real estate fund. Mr. Perry serves as a director of Tamarind Technologies and New Kopel Israel’s largest vehicle and car service group. Mr. Perry holds an A.M.P. from Harvard Business School and a B.A. in Oriental Studies and History of the Jewish People from Tel-Aviv University.

          Izhar Dekel has served as our chief executive officer since 2006, as our president since 1990, and as a director since 1993. Mr. Dekel served as our finance manager from 1984 to 1990. Mr. Dekel holds an M.B.A. and a B.A. in Economics and International Relations from the Hebrew University of Jerusalem.

          Lian Goldstein has served as our chief financial officer and secretary since January 2008. Before joining us, from 2002 to 2007, Ms. Goldstein served as chief financial officer of Johnson & Johnson Medical Israel Ltd. Prior to that, from 1999 to 2002, Ms. Goldstein served as a senior audit manager with Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Ms. Goldstein holds an M.B.A. and a B.A. in Accounting and Business from the Israel College of Management, and has been a Certified Public Accountant (Israel) since 2000.

          Yehezkel Farber has served as our vice president - operations since 1986. Mr. Farber previously served as the manager of the customer systems department of IAI.

          Zvi Dank has served as our vice president - research and development since 1984. Before joining us, Mr. Dank worked as an electronic engineer in the electronics division of IAI. Mr. Dank holds a B.Sc. in Electrical Engineering from the Israel Institute of Technology, or the Technion.

          Asaf Even-Ezra has served as our executive vice-president for sales and marketing since July 2007. Mr. Even-Ezra joined us in 1995 and served as our vice president - Israel and West European marketing since 1998. Mr. Even-Ezra also heads our video motion detection division and is in charge of Israel and West European marketing. Mr. Even-Ezra holds an M.B.A. and a B.A. in Business from the New York Institute of Technology.

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

          Jacob Even-Ezra has served as a director since 1984. From 1984 until December 2007, Mr. Even-Ezra served as the chairman of our board. From 1984 until 2006, he also served as our chief executive officer, and from 1987 until 1990 he served as our president as well. He is currently a member of the Executive Council and the Management Committee of Tel-Aviv University. From 1985 to 1988, Mr. Even-Ezra was also chairman of the Israel Export Institute. Mr. Even-Ezra holds a B.Sc. in Electrical Engineering from the Technion.

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

          Shaul Kobrinsky has served as an outside director since July 2004. Mr. Kobrinsky has served as the President and Chief Executive Officer of Urdan Industries Ltd., an investment and holding company since 1997. Since 2003, Mr. Kobrinsky has served as senior managing director of Alagem Capital Group a Beverly Hills based investment group. From 1989 to 1997, Mr. Kobrinsky served as chief executive officer of Cargal Ltd., an Israeli company that manufactures corrugates. Previously, and since 1984, Mr. Kobrinsky served as deputy managing director of Clal Industries Ltd., a holding and investment company. Mr. Kobrinsky serves as an outside director and a member of the audit committee of Scope Metal Trading Ltd. Mr.Kobrinsky holds a B.A. in Economics from Tel Aviv University. Mr. Kobrinsky is a member of the anti-trust court of the State of Israel.

          Anat Winner has served as an outside director since July 2004. Mrs. Winner has been a business advisor since 2003. Mrs. Winner served from October 2001 to May 2003 as Chief Executive Officer and Chief Financial Officer of Israel News Ltd. From 1999 to October 2001, Mrs. Winner served as Chief Financial Officer of DBS Satellite Services (1998) Ltd. (YES), an Israeli company that is engaged in setting up and operating DBS television systems. From 1998 to 2000 Mrs. Winner served as an outside Director and chairman of the audit committee of Memsar Ltd. Previously, from 1995 to 1998, Mrs. Winner served as chief financial officer of Eurocom Cellular Communications Ltd., an Israeli company that is engaged in importing and marketing cellular phones. From 1989 to 1995, Mrs. Winner served in various finance positions, including Chief Financial Officer of the Seed company (1939) Ltd. From 1984 to 1989 Mrs. Winner served as a senior audit manager with Ronel Stetner & Co., Certified Public Accountants in Israel. Mrs. Winner also serves as a director of Internet Gold-Golden Lines Ltd and 012 Smile.Communications Ltd. Mrs. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a Certified Public Accountant (Israel) since 1987.

          Ofer Katz, our vice president - aviation security, retired in April 2008.

B.	Compensation.

          During the fiscal year ended December 31, 2007, we paid aggregate compensation to all of our executive officers and directors as a group (consisting then of 16 persons) of approximately $1.8 million. In addition, we have provided automobiles to our executive officers at our expense. We have two key-man life insurance policies for Izhar Dekel and are the beneficiary of one of these policies and certain of Mr. Dekel’s family members are the beneficiaries of the other policy. We bear the cost of both of these insurance policies.

          During the year ended December 31, 2007 and until March 6, 2008, our outside directors and our independent directors (directors who are not employees of our company or officers or employees of any entity that beneficially owns 5% or more of our ordinary shares), received an annual fee of $5,600 and an additional fee of $300 for each board or committee meeting that they attend. Effective as of March 6, 2008 our audit committee and board of directors approved an increase of the annual fees payable to our outside and independent directors, to NIS 59,100 (approximately $17,382) and an additional fee of NIS 2,000 (approximately $588) for each board or committee meeting that they attend. The outside directors compensation was approved without shareholder approval in accordance with the Companies Regulations (Rules for Compensation and Expenses of Outside Director) 5760-2000, promulgated under the Israeli Companies Law. The independent directors compensation was approved without shareholder approval in accordance with the Companies Regulations (Relief from Related Party Transactions) 5760-2000, promulgated under the Israeli Companies Law. In the event that within 14 days from the date of the disclosure of the resolution of the audit committee and the board of directors to increase the independent directors compensation, shareholders holding at least 1% of our voting rights will so request, this resolution will be subject to the approval of the general meeting of the shareholders of our company.

          We follow Israeli law and practice, instead of the NASDAQ Marketplace requirements, regarding the compensation of our chief executive office and other executive officers. Under the Israeli Companies Law, arrangements as to compensation of office holders who are not directors require approval by the board of directors, provided that they are not deemed extraordinary transactions. Any compensation arrangement with an office holder who is not a director that is deemed an extraordinary transaction, the exemption of such office holder from liability, the insurance of such office holder and the indemnification of such office holder, or an undertaking to indemnify such office holder, require both board of directors and audit committee approval. The compensation, exemption, indemnification and insurance of office holders who are directors must be approved by our audit committee, board of directors and shareholders, unless an exemption applies. If the office holder is a controlling shareholder or a relative of a controlling shareholder, any extraordinary transaction, compensation, exemption, indemnification and insurance of the office holder must be approved by our audit committee, board of directors and shareholders, supported by the vote of at least one-third of the shares of the non-controlling shareholders voting on the matter, or provided that the total number of shares held by non-controlling shareholders that voted against the proposal did not exceed one percent of all of the voting rights in the company. See below in this Item 6.C. “Directors, Senior Management and Employees - Board Practices - NASDAQ Exemptions for Foreign Private Issuers.”

          As of December 31, 2007, our directors and executive officers as a group, consisting of 16 persons, held options to purchase an aggregate of 256,800 ordinary shares, having exercise prices ranging from $7.66 to $13.00. Generally, the options vest over a two years period. The options will expire between 2009 to 2012 or earlier upon termination of employment as an executive officer or service as a director of our company. All of such options were granted under our 2003 Stock Option Plan. See this Item 6E. “Directors, Senior Management and Employees - Share Ownership - Stock Option Plans.”

          We entered into a retirement agreement with Mr. Jacob Even-Ezra who retired from his position as the chairman of our Board of Directors as of on January 1, 2008, based on the terms that were approved by our shareholders in August 2007. Pursuant to the retirement agreement, Mr. Even- Ezra has undertaken not to compete with our company for a period of three years following his retirement. In consideration we agreed to pay Mr. Even-Ezra $360,000. In addition, and as gratitude for his long and outstanding efforts in furthering our business and interests, we agreed to provide him with certain benefits and services, the value thereof are presently estimated to be $50,000 per year, for the rest of his life. As of December 31, 2007, the actuarial value of these perquisites is estimated by approximately $544,000.

          We entered into an employment agreement with Izhar Dekel, effective January 1993. This agreement contain certain non-competition and confidentiality provisions. In addition, this agreement establishes a base salary and a package of benefits with an aggregate value of approximately 20% of the base salary, as well as a car and a possible bonus. In December 2000, our board of directors extended the term of Mr. Dekel’s employment until such time as it is terminated by us or by Mr. Dekel pursuant to the terms of the agreement. Under the Israeli Companies Law, the terms of employment of Mr. Dekel, who is also a member of our board of directors requires shareholders’ approval. Our shareholders approved Mr. Dekel’s terms in July 2004 and August 2007.

          Mr. Jacob Perry served as deputy chairman of our board of directors since September 6, 2006. Our audit committee, board of directors and shareholders approved the payment to Mr. Perry, in addition to the directors’ fees, of an additional compensation for his services as deputy chairman, in the amount of NIS 25,000 per month (approximately $7,500), payable as of the date of his appointment as deputy chairman. Since January 1, 2008, Mr. Perry has served as the chairman of our board of directors. Our audit committee and board of directors approved, subject to our shareholder approval, to enter into an agreement with Mr. Perry pursuant to which Mr. Perry will be entitled to receive a monthly payment of NIS 50,000, (approximately $15,000), customary social benefits and an annual bonus based on our performance. In addition Mr. Perry will be entitled to receive, subject to our shareholders approval, options to purchase 300,000 ordinary shares of our company. Such options will vest over four year period.

C.	Board Practices

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

          Our directors (except the outside directors as detailed below), are elected by our shareholders at our annual general meeting and hold office until the next annual general meeting. All the members of our board of directors (except the outside directors as detailed below), may be reelected upon completion of their term of office. Our annual general meetings are held at least once every calendar year, but not more than fifteen months after the last preceding annual general meeting. In the intervals between our annual general meetings, the board of directors may appoint new directors to fill vacancies. All of our current directors, including the outside directors, were elected by our shareholders at our annual general meeting of shareholders of August 2007. Our outside directors will hold office until our 2010 annual general meeting of shareholders.

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

          At least one of the elected outside directors must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, are not required to appoint an outside director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. All of the outside directors of such a company must have “professional qualification.”

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

          Our board of directors has determined that Ms. Winner and Mr. Kobrinsky qualify both as independent directors under the requirements of the Securities and Exchange Commission and NASDAQ and as outside directors under the requirements of the Israeli Companies Law. Our board of directors has further determined that Messrs. Nuss and Livne qualify as independent directors under the requirements of the Securities and Exchange Commission and NASDAQ.

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

          Our Board has appointed an investment committee composed of Mr. Jacob Even-Ezra, Mr. Kobrinsky, and Ms. Winner, and authorized it to receive resolutions in connection with the investment of our cash, including hedging transactions.

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

Directors’ Service Contracts

          We have entered into employment agreements with Mr. Izhar Dekel, our president and chief executive officer and Mr. Jacob Perry, the chairman of our board of directors. In addition we have entered into a retirement agreement with Mr. Jacob Even- Ezra regarding his retirement from his position of the chairman of our board of directors. See Item 6B. “Directors, Senior Management and Employees - Compensation.”

          Other than as described in Item 6B, there are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Approval of Related Party Transactions Under Israeli Law

          The Israeli Companies Law regulates the approval procedures for transactions of a company with its controlling shareholders or transactions in which an office holders or the controlling shareholders or their relative have personal interest. For this purpose, a controlling shareholder is defined as a shareholder that holds either solely or with others at least 25% of the issued share capital of the company unless another shareholder holds more than 50% of the issued share capital. The holdings of two or more shareholders, each having personal interest in the approval of the same transaction will be aggregated for this purpose.

Fiduciary Duties of Office Holders

          The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An “office holder” is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company’s business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company’s affairs that the office holder has received due to his position as an office holder.

Disclosure of Personal Interests of an Office Holder

          The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their position, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

Approval of Transactions with Office Holders

          Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the board of directors, and exculpation, insurance and indemnification of, or an undertaking to, indemnify an office holder who is not a director requires both board of directors and audit committee approval. The compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

          Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is adverse to the company’s interest may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may be required. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless the transaction is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board of directors or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

          The disclosure requirements which apply to an office holder also apply to a controlling shareholder with respect to his or her personal interest in any existing or proposed transaction by us. The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for such a transaction must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter (not including abstentions). The transaction can be approved by shareholders without this one-third approval if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

          Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company. Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company do not require shareholder approval if certain criteria are met. The foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law, 5328-1968. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

           In addition, a private placement of securities that will (i) cause a person to become a controlling shareholder, as defined above, or (ii) increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital, or (iii) will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital in a private placement in which 20% or more of the company’s outstanding share capital prior to the placement are offered, the payment for which (in whole or in part) is not in cash or not under market terms, requires approval by the board of directors and the shareholders of the company.

          The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, (i) the acquisition was made in a private placement that received shareholder approval, (ii) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, if there is not already a 25% or greater shareholder of the company, or (iii) was from a shareholder holding a 45% interest in the company which resulted in the acquirer becoming a holder of a 45% interest in the company if there is not already a 45% or greater shareholder of the company.

          If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a public company’s outstanding shares or a class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares or a class of shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

•

the requirement regarding the process of nominating directors. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders. See above in this Item 6.C. “Directors, Senior Management and Employees - Board Practices - Election of Directors.”

•

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

•

the requirement that our independent directors have regularly scheduled meetings at which only independent directors are present. Under Israeli law independent directors are not required to hold executive sessions.

•

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

•

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

D.	Employees

          As of December 31, 2007, we employed 303 full-time employees, of whom 38 were employed in general management and administration, 42 in marketing, 22 in production management, 149 in production, installation and maintenance, and 52 in engineering and research and development. Of our 303 full-time employees, 143 were employed in Israel, 34 were employed in the U.S., 81 were employed in Canada and 45 were employed in various other countries.

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

          The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of June 23, 2008.

Name	Number of Ordinary Shares Owned(1)	Percentage of Outstanding Ordinary Shares(2)

Jacob Perry	–	–
Izhar Dekel (3)(4)	154,427	1.47%
Lian Goldstein	–	–
Yehezkel Farber	*	*
Zvi Dank	*	*
Asaf Even-Ezra (5)(6)	124,926	1.19%
Dany Pizen	*	*
Raffi Netzer	*	*
Yehonatan Ben- Hamozeg	*	*
Nathan Kirsh (7)	2,277,728	21.91%
Jacob Even-Ezra (4)(5)(8)	432,242	4.03%
Jacob Nuss	–	–
Zeev Livne	–	–
Shaul Kobrinsky	–	–
Anat Winner	–	–
All directors and executive officers as a group (15 persons)	3,135,912	29.74%

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

(2)	The percentages shown are based on 10,396,548 ordinary shares issued and outstanding as of June 23, 2008.
(3)

Includes (i) 42,000 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $7.66 per share and which expire in January 2009; and (ii) 112,427 ordinary shares held by Mr. Dekel’s wife, Ornit Dekel.

(4)	Izhar Dekel is Jacob Even-Ezra’s son- in-law and Asaf Even-Ezra’s brother-in-law.
(5)	Asaf Even-Ezra is Jacob Even-Ezra’s son and Izhar Dekel’s brother-in-law.
(6)	Includes 9,000 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $8.56 per share and expire in December 2010.
(7)

Includes Mr. Kirsh’s beneficial ownership of 1,485,852 ordinary shares held by Mira Mag Inc. and 445,501 shares held by KI Corporation Limited. The Eurona Foundation holds 100% of Ki Corporation Limited. Ki Corporation Limited holds 100% of the shares of Mira Mag Inc. The Eurona Foundation is a Lichtenstein trust controlled by Nathan Kirsh, who is also the trustee of such entity.

(8)

Includes (i) 76,915 ordinary shares held by a trustee; and (ii) 52,500 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $7.66 per share and expire in January 2009.

          As of June 23, 2008, the 15 directors and executive officers listed above, as a group, held options to purchase 273,200 of our ordinary shares at a weighted average exercise price of $ 7.94 per share. Out of such options 94,500 options expire in January 2009, 48,700 options expire in December 2010, 100,000 options expire in August 2012 and 30,000 options expire in January 2015.

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

          As of December 31, 2007, options to purchase 403,500 shares were outstanding and additional options to purchase 215,075 shares were available for grant.

          In May 2008, our board of directors approved, subject to shareholders approval, to increase the number of options available for grant by 1 million, and to extend the termination of the 2003 Plan to October 2018.

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

          The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 23, 2008, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on the information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission. The voting rights of the shareholders listed below are not different from the voting rights of our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)

Nathan Kirsh (3)	2,277,728	21.91%
Diker Management LLC (4)	1,014,425	9.76%
Clough Capital Partners L.P. (5)	712,269	6.85%
Grace & White, Inc. (6).	574,254	5.52%
Prescot Group (7)	539,097	5.19%

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

(2)	The percentages shown are based on 10,396,548 ordinary shares issued and outstanding as of June 23, 2008.
(3)

Includes Mr. Kirsh’s beneficial ownership of 1,485,852 ordinary shares held by Mira Mag Inc. and 445,501 shares held by KI Corporation Limited. The Eurona Foundation holds 100% of Ki Corporation Limited. Ki Corporation Limited holds 100% of the shares of Mira Mag Inc. The Eurona Foundation is a Lichtenstein trust controlled by Nathan Kirsh, who is also the trustee of such entity.

(4)

Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 12, 2008. The Schedule 13G indicates that as the sole general partner of certain Diker partnerships with respect to stock directly owned by certain Diker funds, or the Diker Funds, Diker GP, has the power to vote and dispose of the shares owned by the Diker Funds and, accordingly, may be deemed the beneficial owner of such shares. Pursuant to investment advisory agreements, Diker Management serves as the investment manager of the Diker Funds. Accordingly, Diker Management may be deemed the beneficial owner of shares held by the Diker Funds. Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP and Diker Management, and in that capacity direct their operations. Therefore, Charles M. Diker and Mark N. Diker may be deemed the beneficial owners of shares beneficially owned by Diker GP and Diker Management. The foregoing reporting persons disclaim all beneficial ownership, however, as affiliates of a registered investment adviser, and in any case disclaim beneficial ownership except to the extent of their pecuniary interest in the shares.

(5)

Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 11, 2008. The Schedule 13G/A indicates that the shares include shares beneficially owned by investment companies, pooled investment vehicles and other accounts for which Clough Capital Partners L.P. serves as investment adviser. Such shares may be deemed beneficially owner by (a) Clough Capital Partners L.P., (b) Clough Capital Partners LLC, the general partner of Clough Capital Partners L.P., and (c) Messrs. Clough, Canty and Brock, the managing members of Clough Capital Partners LLC. Each such reporting person disclaims beneficial ownership of such shares except to the extent of its respective pecuniary interest therein.

(6)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the Securities and Exchange Commission on February 4, 2008.
(7)

Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2008. The Prescott Group includes Prescott Group Capital Management, L.L.C. (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P. (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P. (“Prescott Small Cap II” and together with Prescott Small Cap, the “Small Cap Funds”), and Mr. Phil Frohlich.

Significant Changes in the Ownership of Major Shareholders

          On April 19, 2005, Mr. Kirsh, a trustee of the Eurona Foundation, Mira Mag Inc.’s controlling shareholder, and Mr. Jacob Even-Ezra participated in the follow-on offering of our ordinary shares and purchased 346,375 and 78,625 ordinary shares, respectively, at a purchase price of $9.92 per ordinary share, the closing price of our ordinary shares at the date of the offering.

          On February 12, 2008, Diker GP, LLC, Diker Management LLC, or Diker Management, Messrs. Charles M. Diker and Mark N. Diker filed an amendment to its Schedule 13G with the Securities and Exchange Commission reflecting beneficial ownership of 1,014,425, or 9.76%, of our ordinary shares.

On February 11, 2008 Clough Capital Partners, L.P.filed an amendment to its Schedule 13G with the Securities and Exchange Commission reflecting beneficial ownership of 712,269 or 6.85% of our ordinary shares.

          On February 4, 2008 Grace & White, Inc.filed a Schedule 13G with the Securities and Exchange Commission reflecting beneficial ownership of 574,254 or 5.52% of our ordinary shares.

          On February 14, 2008 Prescott Capital, Prescott Small Cap, Prescott Group Aggressive Small Cap II, L.P., and Mr. Phil Frohlich filed a Schedule 13G with the Securities and Exchange Commission reflecting beneficial ownership of 539,097 or 5.19% of our ordinary shares.

Major Shareholders Voting Rights

          The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Record Holders

          Based on a review of the information provided to us by our transfer agent, as of June 23, 2008, there were 57 holders of record of our ordinary shares, of which 45 record holders holding approximately 78.00% of our ordinary shares had registered addresses in the United States and 10 record holders holding approximately 17.50% of our ordinary shares had registered addresses in Israel. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 72.43% of our outstanding ordinary shares as of said date.

B.	Related Party Transactions.

          On April 19, 2005 Mr. Kirsh, a trustee of the Eurona Foundation, Mira Mag Inc.’s controlling shareholder, and Mr. Even-Ezra participated in the follow-on offering of our ordinary shares and purchased 346,375 and 78,625 ordinary shares, respectively, at a purchase price of $9.92 per ordinary share, the closing price of our ordinary shares at the date of the offering.

          We have entered into a retirement agreement with Mr. Jacob Even-Ezra in January 2008, based on the terms that were approved by our shareholders in August 2007. Pursuant to the retirement agreement, Mr. Even- Ezra has undertaken not to compete with our company for a period of three years following his retirement on January 1, 2008. In consideration we agreed to pay Mr. Even-Ezra $360,000. In addition, in gratitude for his long and outstanding efforts to further our business and interests, we agreed to provide to Mr. Even-Ezra with certain benefits and services, the value thereof presently estimated to be $50,000 per year, for the rest of his life. As of December 31, 2007, the actuarial value of these perquisites is estimated by approximately $544,000.

          The chairman of our board of directors, Mr. Jacob Perry is also the chairman of the board of directors of Mizrahi Tefahot Bank B.M. We have a credit line with Mizrahi Tefahot Bank B.M., totaling approximately $3 million since July 2006. Our board of directors determined that this a transaction in the ordinary cause of business, that was made on an arms’-length basis and is in the best interest of our company.

Sales to a Principal Shareholder

          Our former U.S. subsidiary, Smart, provided video monitoring services to companies controlled by Mr. Kirsh. The terms of the contracts under which we made sales to these companies were negotiated on an arms’-length basis and the terms of such contracts were no more favorable to these companies than those it could have obtained from an unaffiliated third party. Our sales to these companies during the years ended December 31, 2005, 2006 and 2007 were $671,000, $765,000 and $781,000 respectively. In December 2007, we disposed of our U.S. based video monitoring business.

Employment Agreements

          We have entered into employment agreements with Mr. Izhar Dekel, our chief executive officer and Mr. Jacob Perry, the chairman of our board of directors, and to a retirement agreement with Mr. Jacob Even-Ezra, our director and our former chief executive officer and chairman of the board of directors. See Item 6B. “Directors, Senior Management and Employees - Compensation.’’

C.	Interests of Experts and Counsel.

          Not applicable.

ITEM 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

          The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

          In 2007, the total amount of our revenues from our facilities located outside of Israel to customers outside of Israel was approximately $49.1 million, or 67.9% of our total revenues. The total amount of our export revenues from our Israeli facilities to countries outside of Israel was approximately $7.6 million, or 10.5% of our total revenues.

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

          On June 6, 2007 the Court of Arbitration gave its award in the arbitration and stated that the agreement concluded between us and the customer is void due to legal mistakes made by the customer in the tender process. As a result of this award and as agreed in the settlement agreement the performance guarantee was cancelled on February 2008. Based on the above we decided to institute a new legal action against the customer and seek compensation for the damages we incurred. We initiated the following motions: (1) on December 10, 2007 a motion for reconciliation was submitted with a Public Court; and (2) on December 11, 2007 a claim for compensation was submitted in the Court of Arbitration. In both actions the claim was in the amount of $21,533,998. On February 2008, the customer denied our request for reconciliation and as a result this process has been concluded. The arbitration proceeding is still pending.

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

          In January 2008 we received a series of orders totaling approximately $45 million for a turnkey project to protect critical infrastructure facilities. The turnkey project incorporates fence perimeter protection systems, access control systems and CCTV products. We expect to recognize income from these orders over the next two years.

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

          The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange

	High	Low	High	Low

2003	9.97	4.74	42.68	22.69
2004	40.35	6.75	156.68	32.25
2005	12.22	7.87	53.45	35.74
2006	14.2	8.51	64.78	36.10
2007	12.00	6.26	51.00	23.50

          Quarterly Stock Information

          The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange

	High	Low	High	Low

2006
First Quarter	$14.20	$8.75	NIS 64.78	NIS 40.61
Second Quarter	13.36	9.01	61.15	40.57
Third Quarter	11.70	8.96	51.50	39.40
Fourth Quarter	10.60	8.51	44.00	36.10

2007
First Quarter	$12.00	$8.53	NIS 51.00	NIS 36.25
Second Quarter	11.18	9.91	46.06	40.20
Third Quarter	10.49	7.50	43.95	34.01
Fourth Quarter	9.15	6.26	36.99	23.50

2008
First Quarter	7.70	5.09	28.20	19.00

           Monthly Stock Information

          The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NAS DAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange

	High	Low	High	Low

2007
December	$8.15	$6.26	NIS 31.98	NIS 23.50

2008
January	$7.50	$5.09	NIS 27.30	NIS 19.00
February	7.70	6.72	28.20	22.30
March	7.25	6.08	25.49	22.49
April	7.19	6.12	25.25	21.51
May	6.65	5.84	22.59	19.00

B.	Plan of Distribution.

Not applicable.

C.	Markets.

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

          The primary resolutions required to be adopted by an extraordinary resolution of the general meeting of shareholders are resolutions to:

•	amend the memorandum or the articles of association;

•	change the share capital, for example, increasing or canceling the authorized share capital or modifying the rights attached to shares; and

•	approve mergers, consolidations or winding up of our company.

          Our articles of association do not contain any provisions regarding a classified board of directors or cumulative voting for the election of directors. Pursuant to our articles of association, our directors (except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected. All the members of our board of directors (except the outside directors) may be reelected upon completion of their term of office. For information regarding the election of outside directors, see “Item 6C. Directors, Senior Management and Employees – Directors and Senior Management - Board Practices - Election of Directors.”

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

Provisions Restricting a Change in Control of Our Company

          The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the board of directors of both companies is subject to such boards’ confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Under our articles of association, such merger must be approved by a resolution of the shareholders, as explained above. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder. See also Item 6C. “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

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

None.

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

ISRAELI TAX CONSIDERATIONS

          The following is a summary of the material Israeli tax laws applicable to us, and some Israeli Government programs benefiting us. This section also contains a discussion of material Israeli tax consequences concerning the ownership of and disposition of our ordinary shares. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Since some parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion.

          The discussion below should not be construed as legal or professional tax advice and does not cover all possible tax considerations. Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure

          Israeli companies are subject to income tax on their worldwide income regardless of the territorial source of such income. Pursuant to tax reform legislation that came into effect in 2003, the corporate tax rate is to undergo staged reductions to 25% by the year 2010. In order to implement these reductions, the corporate tax rate declined from 31% in 2006, to 29% in 2007 and scheduled to decline to 27% in 2008, and 26% in 2009. Capital gains derived after January 1, 2003 (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) are subject to tax at a rate of 25%.

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

          The tax benefits under the Investment Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is ancillary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business. Income derived during the benefit period from sources other than the approved enterprise, will be subject to tax at the regular corporate tax rate.

          If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates. The tax benefits under the Investments Law are not, generally, available with respect to income derived from products manufactured outside of Israel.

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

          On April 1, 2005, comprehensive amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of approved enterprise only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an approved enterprise under the alternative package of benefits, referred to as a benefiting facility. A company wishing to receive the tax benefits afforded to a benefiting facility is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a benefiting facility, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the benefiting facility and having completed a cooling-off period of no less than two to four years from the company’s previous year of commencement of benefits under the Investments Law.

          The amended Investment Law specifies certain conditions that a privileged enterprise, which is either an Approved Enterprise or a company with a benefiting facility, has to comply with in order to be entitled to benefits. These conditions include among others:

•

That the privileged enterprise’s revenues during the applicable tax year from any single market (i.e. country or a separate customs territory) do not exceed 75% of the privileged enterprise’s aggregate revenues during such year; or

•

That 25% or more of the privileged enterprise’s revenues during the applicable tax year are generated from sales into a single market (i.e. country or a separate customs territory) with a population of at least 12 million residents.

          Pursuant to the amendment, a company with a benefiting facility is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the benefiting facility and to certain tax benefits, provided that no more than 12 years have passed since the beginning of the year of commencement of benefits under the Investments Law. The tax benefits granted to a Benefiting Factory are determined according one of the following new tax routes:

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

          As a result of the amendment, tax-exempt income generated under the provisions of the Investment Law, will subject us to taxes upon distribution of such income, purchase of shares from shareholder by the company or liquidation, and we may be required to record a deferred tax liability with respect to such tax-exempt income.

          The amendment will apply to approved enterprise programs in which the year of commencement of benefits under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004 in which case the provisions of the amendment will not apply.

          Pursuant to the amendment to the Investment Law, only approved enterprises receiving cash grants require the approval of the Investment Center. The Investment Center is entitled, to approve such programs only until December 31, 2007. Approved enterprises which do not receive benefits in the form of governmental cash grants, such as benefits in the form of tax benefits, are no longer required to obtain this approval (such enterprises are referred to as privileged enterprises). However, a privileged enterprise is required to comply with certain requirements and make certain investments as specified in the amended Investment Law.

          A privileged enterprise may, at its discretion, in order to provide greater certainty, elect to apply for a pre-ruling from the Israeli tax authorities confirming that it is in compliance with the provisions of the amended Investment Law and is therefore entitled to receive such benefits provided under the amended Investment Law. The amendment to the Investment Law addresses benefits that are being granted to privileged enterprises and the length of the benefits period.

          On March 3, 2007, we received a pre-ruling from the Israeli Tax Authority for our request for a Benefiting Facility, regarding eligibility for benefits under the Amendment. Our income from this program is tax-exempt for a period of two years, and is subject to a reduced tax rate of 10%-25 for a period of five to eight years (depending upon the percentage of foreign ownership of the Company). We did not enjoy from tax benefits in this program yet.

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

          There can be no assurance that we will comply with the above conditions or any other conditions of the amended Investment Law in the future or that we will be entitled to any additional benefits under the amended Investment Law.

Encouragement of Industry (Taxes) Law, 5729-1969

          Under the Encouragement of Industry (Taxes) Law, 5729-1969, or the Industry Encouragement Law, “Industrial Companies” are entitled to certain corporate tax benefits, including, among others:

•

Amortization, under certain conditions, of purchases of know-how and patents and of rights to use a patent and know-how which are used for the development or advancement of the company, over an eight-year period for tax purposes;

•	Right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies; and

•	Accelerated depreciation rates on equipment and buildings; and

•

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

Encouragement of Industrial Research and Development Law, 5744-1984

          Under the Encouragement of Industrial Research and Development Law, 5744-1984, or the Research Law, research and development programs that meet specified criteria and are approved by a governmental committee of the OCS are eligible for grants between 20%-50% of certain of the project’s expenditures, as determined by the research committee.

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

Taxation under Inflationary Conditions

          The Income Tax (Inflationary Adjustments) Law, 5745- 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which are material to us can be described as follows:

•	There is a special tax adjustment for the preservation of equity whereby some corporate assets are classified broadly into fixed assets and non-fixed assets.

•

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

•	Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli CPI.

          The Minister of Finance may, with the approval of the Knesset Finance Committee, determine by decree, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the Israeli consumer price index would not exceed or did not exceed, as applicable, 3%, that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or, that the rate of increase of the Israeli consumer price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

          Inflationary Adjustments Law was abolished, effective as of January 1 2008, and subject to transitional provisions and special provisions to prevent a distortion in the tax calculations. In February 2008, the Knesset passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law with effect from 2008 and thereafter. From 2008, the results for tax purposes will be measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. The amended law includes, among other things, the elimination of the inflationary additions and deductions and the additional deduction for depreciation with effect from 2008.

Stamp Tax

          Documents signed following January 1, 2006, are not subject to stamp tax.

Capital Gains Tax on Sales of Our Ordinary Shares

          Under income tax regulations foreign residents, who sell shares of an Israeli company publicly traded on a recognized stock exchange outside of Israel, will be exempt from tax subject to the satisfaction of all following conditions:

•	The capital gain is not attributable to a permanent establishment in Israel.

•	The shares were purchased after the first initial public offering on the recognized stock exchange outside of Israel.

•	The provisions of the Income Tax Law (inflationary adjustments), 1985 do not apply to such gain.

          However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

          Under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel. However, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S.federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The Treaty does not relate to U.S. state or local taxes.

Taxation of Foreign Holders of Shares

          Foreign residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends after January 1, 2006 other than bonus shares or stock dividends, income tax at the rate of 20% will be withheld on dividends distributed to Israeli individual shareholders or to foreign residents, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time receiving the dividend or on any date in the twelve months preceding it, the applicable tax rate is 25%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our approved enterprise, that are paid to a U..S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%. Furthermore, dividends paid from income derived from our approved enterprise are subject, under certain conditions, to withholding at the rate of 15%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

          A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

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

Share Allocation to Employees

          In general, section 102 of the Tax Ordinance that deals with taxation of share allocations to employees and/or officers (excluding controlling members) provides that a company may choose one of three courses of taxation which course must be approved by the assessing officer: (i) work income course for shares held 12 months in trust; (ii) capital gains course for shares held 24 months in trust; and (iii) allocation not through a trustee. Each of these courses has different tax consequences.

          As of January 1, 2006, the periods mentioned in the first two courses commence as of the date of grant and not as of the end of the tax year in which the shares were granted.

United States Federal Income Tax Consequences

          The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not discuss all the tax consequences that may be relevant to a U.S. Holder in light of such holder’s particular circumstances or U.S. Holders subject to special rules, including persons that are non-U.S. Holders, broker-dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax-exempt organizations, regulated investment companies, taxpayers whose functional currency is not the U.S. dollar, persons who hold the ordinary shares through partnerships or other pass-through entities, persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, investors that actually or constructively own 10 percent or more of our voting shares, and investors holding ordinary shares as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

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

          Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC in this or any future taxable year.

          If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate, discussed above, and, unless you elect either to treat your investment in ordinary shares as an investment in a “qualified electing fund” (a “QEF election”) or to “mark to market” your ordinary shares, as described below:

•

you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

•

the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

•	you would be required to file an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

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

          Our financial expenses are sensitive to the LIBOR and the Prime, since our short-term loans bear a LIBOR and Prime -based interest rate.

          The table below presents principal amounts and related weighted average interest rates by date of maturity for our loans:

Interest Rate Sensitivity
Principal Amount by Expected Maturity
Weighted Average Interest Rate
(U.S. dollars in thousands)

Liabilities:	2008	2009	2010	2011- 2012	Total	Fair Value at December 31, 2007

Short Term Loans	$16,434	–	–	–	$16,434	$16,434
Weighted Average Interest Rate	5.72%	–	–	–	5.72%	–
Long Term Loans	$4,303	$813	$1,802	$480	$7,398	$7,439
Weighted Average Interest Rate	5.94%	5.49%	5.47%	5.5%	6.04%	–

Foreign Currency Exchange Risk

          We sell most of our products in North America, Europe and Israel. A portion of our revenues in Israel are made in NIS, and we expect to make NIS denominated revenues in 2008 as well. Our foreign currency exposure with respect to our revenues is mitigated, and we expect it will continue to be mitigated, through salaries, materials and support operations, in which part of these costs are denominated in NIS. Since the beginning of 2008, the NIS has appreciated by approximately 12.8% against the dollar. We are also subject to exchange rate fluctuations related to our activities in Canada.

          Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. In 2005, the rate of devaluation of the NIS against the dollar was 6.8%, while in 2003, 2004, 2006 and 2007 the NIS was revaluated in relation to the dollar by 7.6%, 1.6%, 8.2% and 9.0%, respectively. A portion of our expenses, primarily labor expenses, is incurred in NIS and a part of our revenues are quoted in NIS. Additionally, certain assets especially trade receivables, as well as part of our liabilities are denominated in NIS. Our results may be adversely affected by devaluation of the NIS in relation to the dollar (or if such devaluation is on lagging basis), if our revenues in NIS are higher than our expenses in NIS and/or the amount of our assets in NIS are higher than our liabilities in NIS. On the contrary, our results may be adversely affected by the revaluation of the NIS in relation to the dollar (or if such revaluation is on a lagging basis), if the amount of our expenses in NIS are higher than the amount of our revenues in NIS and/or the amount of our liabilities in NIS are higher than our assets in NIS.

          We are also subject to exchange rate fluctuations related to our activities in Canada.

          During the years ended December 31, 2005 and 2007, foreign currency fluctuations had an adverse impact on our results of operations, and our foreign exchange losses, net were $145,000 and $792,000 respectively. During the year ended December 31, 2006, our foreign exchange gains, net were $276,000. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

          To protect against the change in the forecasted foreign currency cash flows of certain sale arrangements resulting from changes in the exchange rateduring 2003, 2005 and 2006 we entered into forward contracts in order to hedge portions of our forecasted revenue and unbilled accounts receivable denominated in Euros and Polish Zlotys. We designated the forward instruments as cash flow hedges for accounting purposes.

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

          In 2005 a sales arrangement in Polish Zlotys that was to take place from 2005 to 2007 was canceled. Accordingly, changes in the fair value of the forward contracts were recorded as financial expenses in the years ended December 31, 2005, 2006 and 2007.

          On October 1, 2006, we changed our functional currency from the dollar to the NIS. From the date of change in functional currency, the hedge of the revenues in Euros is no longer effective. Changes in the fair value of the forward contracts from October 1, 2006 were charged to financial expenses.

          We recorded $110,000, $915,000 and $666,000 as financial expenses related to forward contracts transactions, in 2005, 2006 and 2007, respectively.

ITEM 12.	Description of Securities Other Than Equity Securities

          Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

          Not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

          Not applicable.

ITEM 15.	Controls and Procedures

          Not applicable.

ITEM 15T.	Controls and Procedures

Disclosure Controls and Procedures

          Our principal executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2007, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our principal executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the rules of the Securities and Exchange Commission.

Management’s Annual Report on Internal Control over Financial Reporting

          Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the company’s assets that could have a material effect on the financial statements.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

          Based on that assessment, our management concluded that as of December 31, 2007, our internal control over financial reporting is effective.

          Our independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have issued an audit report on the effectiveness of our internal control over financial reporting. The report is included in page F-3 of this Annual Report on Form 20-F.

Changes in Internal Control over Financial Reporting

          During the period covered by this Annual Report on Form 20-F, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	Audit Committee Financial Expert

          Our board of directors has determined that Mrs. Anat Winner, an independent director, meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. For a brief description of Mrs. Winner’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management.”

ITEM 16B.	Code of Ethics

          We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including our chief financial officer, chief accounting officer or controller, or persons performing similar functions. The code of ethics is publicly available on our website at www.magal-ssl.com. Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.	Principal Accountant Fees and Services

          Fees Paid to Independent Public Accountants

          The following table sets forth, for each of the years indicated, the fees paid to our principal independent registered public accounting firm,Kost Forer Gabbay & Kasierer. All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31,

Services Rendered	2006	2007

Audit (1)	$359,013	$405,201
Audit-related	–	–
Tax (2)	25,169	125,908
Other (3)	19,393	6,845

Total	$403,575	$537,954

(1)

Audit fees are for audit services for each of the years shown in the table, including fees associated with the annual audit (including audit of our internal control over financial reporting) and reviews of our quarterly financial results submitted to the Securities and Exchange Commission on Form 6-K, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)

Tax fees are for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions, tax consulting associated to international taxation and employee benefits

(3)	Other fees in 2007 relate to consultation in connection with a tax return for a subsidiary based in Germany.

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

ITEM 16D.	Exemptions from the Listing Standards for Audit Committee

          Not applicable.

ITEM 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

          Issuer Purchase of Equity Securities

          Neither we nor any affiliated purchaser has purchased any of our securities during 2007.

PART III

ITEM 17.	Financial Statements

          We have responded to Item 18 in lieu of this item.

ITEM 18.	Financial Statements

          The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

Consolidated Financial Statements

Index to Financial Statements	F-1

Reports of Independent Registered Public Accounting Firm	F-2 - F-3

Consolidated Balance Sheets	F-4 - F-4

Consolidated Statements of Income	F-6

Consolidated Statements of Changes in Shareholders’ Equity	F-7

Consolidated Statements of Cash Flows	F-8 -F-9

Notes to Consolidated Financial Statements	F-10- F-47

Report of Independent Auditors with Respect to Subsidiary	F-48

ITEM 19.	Exhibits

          The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below:

Exhibit No.	Description

1.1*	Memorandum of Association of the Registrant

1.2**	Articles of Association of the Registrant

2.1***	Specimen Share Certificate for Ordinary Share

2.2****	The Registrant’s Stock Option Plan (1993), as amended

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Schedule of Valuation and Qualifying Accounts

15.2	Consent of Kost Forer Gabbay & Kasierer

15.3	Consent of Salles, Sáinz - Grant Thornton, S. C.

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

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

MAGAL SECURITY SYSTEMS LTD.

          We have audited the accompanying consolidated balance sheets of Magal Security Systems Ltd. (“the Company”) and its subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We did not audit the financial statements of a certain subsidiary, whose assets constitute approximately 4.1% and 4% of total consolidated assets as of December 31, 2006 and 2007, respectively, and whose revenues constitute approximately 5.2%, 11.1% and 9.4% of total consolidated revenues for the years ended December 31, 2005, 2006, and 2007, respectively. The financial statements of this company were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for this subsidiary, is based solely on the report of the other auditors.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

          As discussed in Note 2n to the consolidated financial statements, in 2006 the Company adopted Statement of Financial Accounting Standard Board No. 123 (revised 2004) “Share Based Payment”.

          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2008 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
June 29, 2008	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MAGAL SECURITY SYSTEMS LTD.

          We have audited Magal Security Systems Ltd. (the “Company”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

          A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 and our report dated June 29, 2008 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
June 29, 2008	A Member of Ernst & Young Global

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2006	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,908	$9,205
Marketable securities (Note 3)	3,067	9,464
Short-term bank deposits	14,186	11,220
Trade receivables (net of allowance for doubtful accounts of $ 384 and $ 343 at December 31, 2006 and 2007, respectively)	27,754	26,775
Unbilled accounts receivable	5,389	4,053
Other accounts receivable and prepaid expenses (Note 4)	3,821	5,753
Deferred income taxes	1,604	1,936
Inventories (Note 5)	13,971	23,785

Total current assets	74,700	92,191

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term trade receivables	40	2,019
Long-term loan (Note 11i)	622	808
Long-term bank deposits	4,800	1,846
Escrow deposit (Note 1b)	–	4,442
Severance pay fund	2,401	2,765

Total long-term investments and receivables	7,863	11,880

PROPERTY AND EQUIPMENT, NET (Note 6)	7,707	8,429

DEFERRED INCOME TAXES	686	763

OTHER INTANGIBLE ASSETS, NET (Note 7)	1,031	7,040

GOODWILL	4,285	5,610

ASSETS ATRIBUTED TO DISCONTINUED OPERATIONS	7,409	244

Total assets	$103,681	$126,157

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,

	2006	2007

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit (Note 8)	$17,026	$16,434
Current maturities of long-term bank debt (Note 10)	795	4,303
Trade payables	5,954	7,344
Customer advances	1,230	11,703
Other accounts payable and accrued expenses (Note 9)	9,215	10,881
Forward contracts	596	–

Total current liabilities	34,816	50,665

LONG-TERM LIABILITIES:
Long-term bank debt (Note 10)	7,399	3,095
Long-term accounts payable	178	–
Deferred income taxes	–	2,097
Accrued severance pay	2,524	3,873

Total long-term liabilities	10,101	9,065

LIABILITIES ATRIBUTED TO DISCONTINUED OPERATIONS	614	849

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS’ EQUITY (Note 12):
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 19,748,000 shares at December 31, 2006 and 2007; Issued and outstanding: 10,391,548 and 10,396,548 shares at December 31, 2006 and 2007, respectively	3,224	3,225
Additional paid-in capital	47,681	47,806
Accumulated other comprehensive income	2,314	5,671
Foreign currency translation (Company’s stand alone financial statements)	297	2,589
Retained earnings	4,634	6,287

Total shareholders’ equity	58,150	65,578

Total liabilities and shareholders’ equity	$103,681	$126,157

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,

	2005	2006	2007

Revenues	$58,385	$63,600	$72,375
Cost of revenues	36,658	37,236	43,510

Gross profit	21,727	26,364	28,865

Operating expenses:
Research and development, net (Note 17a)	5,265	5,378	5,764
Selling and marketing, net	12,385	11,603	12,930
General and administrative	4,965	5,547	6,561
Special post employment benefit (Note 15c)	–	–	904

Total operating expenses	22,615	22,528	26,159

Operating income (loss)	(888)	3,836	2,706
Financial expenses, net (Note 17b)	813	864	2,137

Income (loss) before income taxes	(1,701)	2,972	569
Income taxes (tax benefit) (Note 14)	(28)	943	373

Income (loss) from continuing operations	(1,673)	2,029	196
Income (loss) from discontinued operations, net (Note 18)	(1,538)	(1,219)	1,686

Net income (loss)	$(3,211)	$810	$1,882

Basic net earnings (loss) per share from continuing operations	$(0.17)	$0.20	$0.02
Basic net earnings (loss) per share from discontinued operations	(0.15)	(0.12)	0.16

Basic net earnings (loss) per share (Note 13)	$(0.32)	$0.08	$0.18

Diluted net earnings (loss) per share from continuing operations	$(0.17)	$0.20	$0.02
Diluted net earnings (loss) per share from discontinued operations	(0.15)	(0.12)	0.16

Diluted net earnings (loss) per share (Note 13)	$(0.32)	$0.08	$0.18

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive income (loss)	Foreign currency translation - the Company	Retained earnings	Total comprehensive income (loss)	Total shareholders’ equity

Balance as of January 1, 2005	8,672,448	$2,825	$32,526	$(477)	$1,639	$–	$7,035		$43,548
Issuance of share capital, net	1,700,000	395	14,793	–	–	–	–		15,188
Amortization of deferred stock-based compensation	–	–	–	439	–	–	–		439
Deferred taxes on stock options	–	–	190	–	–	–	–		190
Comprehensive income (loss):
Net loss	–	–	–	–	–	–	(3,211)	$(3,211)	(3,211)
Unrealized gains on forward contracts, net	–	–	–	–	709	–	–	709	709
Foreign currency translation adjustments	–	–	–	–	87	–	–	87	87

Total comprehensive loss								$(2,415)

Balance as of December 31, 2005	10,372,448	3,220	47,509	(38)	2,435	–	3,824		56,950
Reclassification of deferred stock compensation into additional paid-in capital upon adoption of SFAS 123(R)	–	–	(38)	38	–	–	–		–
Amortization of deferred stock-based compensation	–	–	51	–	–	–	–		51
Exercise of stock options	19,100	4	159	–	–	–	–		163
Comprehensive income (loss):
Net income	–	–	–	–	–	–	810	$810	810
Unrealized losses on forward contracts, net	–	–	–	–	(36)	–	–	(36)	(36)
Unrealized loss from available-for-sale securities, net	–	–	–	–	(13)	–	–	(13)	(13)
Foreign currency translation adjustments from change of functional currency, net	–	–	–	–	–	(355)	–	–	(355)
Foreign currency translation adjustments	–	–	–	–	(72)	652	–	(72)	580

Total comprehensive income								$689

Balance as of December 31, 2006	10,391,548	3,224	47,681		2,314	297	4,634		58,150
Cumulative impact of change in accounting for uncertainty in income taxes (Fin 48)	–	–	–	–	–	–	(229)	(229)	(229)
Amortization of deferred stock-based compensation			83						83
Exercise of stock options	5,000	1	42						43
Comprehensive income (loss):
Net income							1,882	$1,882	1,882
Unrealized gain on forward contracts, net					31			31	31
Unrealized gain from available-for-sale securities, net					(134)			(134)	(134)
Foreign currency translation adjustments					3,460	2,292		3,460	5,752

Total comprehensive income								$5,010

Balance as of December 31, 2007	10,396,548	$3,225	$47,806	$–	$5,671	$2,589	$6,287		$65,578

Accumulated unrealized losses from available for sale securities, net					(151)
Accumulated foreign currency translation adjustments					5,822

Accumulated other comprehensive income as of December 31, 2006					$5,671

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2005	2006	2007

Cash flows from operating activities:
Net income (loss)	$(3,211)	$810	$1,882
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss (income) from discontinued operations	1,538	1,219	(1,686)
Depreciation and amortization	1,251	1,203	2,055
Gain on sale of property and equipment	(10)	(40)	(2)
Decrease (increase) in accrued interest and exchange differences on marketable securities, short-term and long-term bank deposits and long term loans	(322)	293	1,811
Accrued interest and exchange rate changes of long-term loans	–	(58)	(300)
Amortization of deferred stock compensation	439	51	83
Decrease (increase) in trade receivables, net	(8,672)	(4,402)	4,273
Decrease (increase) in unbilled accounts receivable	(2,819)	3,482	1,805
Decrease (increase) in other accounts receivable and prepaid expenses	(580)	437	(210)
Decrease (increase) in deferred income taxes	(1,020)	(134)	1,081
Decrease (increase) in inventories	1,676	(2,728)	(874)
Decrease (increase) in long-term trade receivables	54	66	(1,848)
Increase (decrease) in trade payables	3,190	(666)	(6,332)
Increase in other accounts payable and accrued expenses	1,991	717	(1,807)
Increase (decrease) in customer advances	3,990	(2,760)	10,473
Accrued severance pay, net	31	60	581
Losses (gains) on hedging forward contract, net	(441)	431	(565)

Net cash provided by (used in) continuing operations	(2,915)	(2,019)	10,420
Net cash provided by (used in) discontinued operations	(1,224)	643	(519)

Net cash provided by (used in) operating activities	(4,139)	(1,376)	9,901

Cash flows from investing activities:
Purchase of short-term deposits	(16,731)	(13,726)	–
Proceeds from sale of short-term bank deposits	–	13,645	5,714
Escrow deposit	–	–	(4,442)
Purchase of long-term bank deposits	–	(3,000)	–
Proceeds from sale of long-term deposits	1,194	3,000	–
Purchase of marketable securities	–	(8,219)	(10,771)
Proceeds from sale of marketable securities	–	5,202	5,570
Redemption of structured notes	3,000	–	–
Investment in long-term loan	–	(622)	(97)
Proceeds from sale of property and equipment	71	215	86
Purchase of property and equipment	(750)	(906)	(890)
Purchase of know-how and patents	(46)	(148)	(28)
Acquisition of subsidiary (a)	–	–	(4,081)

Net cash used in continuing activities	(13,262)	(4,559)	(8,939)
Net cash provided by (used in) discontinued operations	(1,986)	(689)	8,475

Net cash used in investing activities	(15,248)	(5,248)	(464)

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2005	2006	2007

Cash flows from financing activities:
Short-term bank credit, net	2,402	(1,369)	(4,724)
Proceeds from long-term bank loans	1,800	3,200	–
Principal payment of long-term bank loans	(1,849)	(306)	(796)
Proceeds from exercise of employee stock options	–	163	43
Proceeds from issuance of shares, net	14,916	–	–

Net cash provided by (used in) financing activities	17,269	1,688	(5,477)

Effect of exchange rate changes on cash and cash equivalents	253	(255)	337

Increase (decrease) in cash and cash equivalents	(1,865)	(5,191)	4,297
Cash and cash equivalents at the beginning of the year	11,964	10,099	4,908

Cash and cash equivalents at the end of the year	$10,099	$4,908	$9,205

Supplemental disclosures of cash flows activities:

Cash paid during the year for:
Interest	$828	$1,518	$1,736

Income taxes	$887	$1,486	$1,189

Non-cash activities:
Purchase of know-how	$–	$430	$–

a. Acquisition of Subsidiary

Fair value of assets acquired and liabilities assumed at date of acquisition;

Working capital, net			$(119)
Property and equipment			(254)
Customer related intangible assets			(6,423)
Deferred taxes			2,387
Accrued severance pay			328

			$4,081

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.

Magal Security Systems Ltd. (“the Company”) and its subsidiaries (together - “the Group”) are engaged in the development, manufacture, marketing and sale of complex computerized security systems used to automatically detect and deter human intrusion for both civilian and military markets. The Group’s systems are used in more than 75 countries around the world.

As for major customer data, see Note 16b.

b.

On August 31, 2007, the Company entered into an agreement to purchase all of the shares of a European company engaged in the installation and integration of security systems (Hereinafter - the European subsidiary), in consideration for 6.8 million Euros (approximately $9.3 million). Of such amount 3 million Euros are payable subject to the fulfillment of certain conditions. The unpaid portion is held in an Escrow deposit. Additional consideration is payable over the next five years, based on the European subsidiary’s pre-tax income.

The financial statements of the European subsidiary have been consolidated with the Company’s financial statements effective September 1, 2007.

The acquisition was accounted for using the purchase method of accounting as determined in Statement of Financial Accounting Standards (“SAFS”) No. 141, “Business Combinations” (“SFAS No. 141”) and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition.

Based upon a valuation of tangible and intangible assets acquired and liabilities assumed, the Company allocated the total cost of the acquisition, as follows:

U.S. dollars in thousands

Working capital, net	$119
Property and equipment	254
Customers related intangible assets	6,423
Deferred taxes	(2,387)
Accrued severance pay, net	(328)

4,081

Additional amounts paid upon the fulfillment of the abovementioned conditions will be allocated to goodwill. As of December 31, 2007, the Company accrued an amount of $1,065 in respect of the earn out provision.

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill will not be amortized. In lieu of amortization, the Company is required to perform an annual impairment review. If the Company will determine, through the impairment review process, that goodwill has been impaired, it will record the impairment charge in its statement of operations. The Company will also assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. As of December 31, 2007, the Company has determined that no impairment with respect to goodwill exists.

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

The Company has determined that as of October 1, 2006 its functional currency changed from the dollar to the New Israeli Shekel (“NIS”). Translation adjustments resulting from translating the Company’s financial statements from the NIS to the dollar are reported as a separate component in shareholders’ equity.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

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

The Company accounts for investments in debt securities in accordance with Statement of Financial Accounting Standard 115, “Accounting for Certain Investments in Debt and Equity Securities” (“FAS 115”). Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. The debt securities are classified as “available-for-sale” since the Company does not have the intent to hold the securities to maturity, and are stated at fair value. Available-for-sale securities are carried at fair value with unrealized gains, and losses as reported in accumulated “other comprehensive income” as a separate component of shareholders equity.

FASB Staff Position (“FSP”) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment” (“FSP 115-1”) and SAB Topic 5M “Other Than Temporary Impairment Of Certain Investments In Debt And Equity Securities” provides guidance for determining when an investment is considered impaired, whether impairment is other-than temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment decreased below its cost in an other-than temporary manner. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other than - temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value.

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

During 2005, 2006 and 2007, the Group recorded inventory write-offs from continued operations in the amount of $420, $760 and $646, respectively. Such write-offs were included in cost of revenues.

h.	Long-term trade receivables:

Long-term trade receivables derive from long-term payment arrangements.

i.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Buildings	3 - 4
Machinery and equipment	10 - 33 (mainly 10%)
Motor vehicles	15
Promotional displays	25 - 50
Office furniture and equipment	6 - 33
Leasehold improvements	By the shorter of the term of the lease or the useful life of the assets

j.	Intangible assets:

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”).

Know-how is amortized over 5 to 10 years, patents are amortized over a period of 10 years and technology is amortized over 8 years. Customer related assets is amortized based on the related revenues.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Impairment of long-lived assets:

The Group’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During 2005, 2006 and 2007, no impairment losses have been identified.

l.	Goodwill:

Goodwill represents excess of the costs over the net fair value of the assets of the businesses acquired. SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized. FAS 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reportable units. During 2005, 2006 and 2007, no impairment losses have been identified.

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

The Group sells security products to customers according to customer orders without installation work. The customers are not entitled to return the products. Revenues from security product sales are recognized in accordance with Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition in Financial Statements”, when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectibility is probable.

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

As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s net income for the year ended December 31, 2006, was approximately $15 lower than if it had continued to account for stock-based compensation under APB 25. The influence on the basic and diluted net earnings per share for the year ended December 31, 2006 was immaterial.

Prior to January 1, 2006, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB 25, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

During the years ended December 31, 2005, 2006 and 2007, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $439, $51 and $83, respectively.

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements.

The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on the simplified method permitted by SAB 107 and SAB 110 as the average of the vesting period and the contractual term. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

Fair values were estimated using the following weighted average assumptions:

	2005	2006	2007

Dividend yield	0%	–	0%
Expected volatility	83.4%	–	62.4%
Risk-free interest	4%	–	4.15%
Expected life of up to	2.5 years	–	3.5 years

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A summary of employee option activity under the Company’s stock option plans as of December 31, 2007 and changes during the year ended December 31, 2007 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual life (in months)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2007	322,100	$8.34	40.3	$218
Granted	100,000
Exercised	(5,000)
Forfeited	(13,600)

Outstanding at December 31, 2007	403,500	$8.32	35.3	–

Exercisable at December 31, 2007	303,500	$8.35	28.6	–

Vested and expected to vest at December 31, 2007	403,500	$8.32	35.3	–

The weighted-average grant-date fair value of options granted during the years ended December 31, 2005 and 2007 was $4.39 and $3.94 respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fourth quarter of fiscal 2007 and the exercise price, multiplied by the number of in-the-money options). This amount changes based on the fair market value of the Company’s stock. Total intrinsic value of options exercised for the year ended December 31, 2007 was approximately $7. As of December 31, 2007, there was approximately $320 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 1.62 years. Total grant-date fair value of options that vested during the year ended December 31, 2007 was approximately $18.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table illustrates the effect on the net loss and net earnings loss per share, assuming that the Company had applied the fair value recognition provision of SFAS 123 on its stock-based employee compensation for all prior periods:

Year ended December 31, 2005

Net loss as reported:	$(3,211)
Add: stock-based compensation expenses determined under the intrinsic value based method included in the reported net income	439
Deduct: stock-based compensation expenses determined under fair value based method for all awards	(1,493)

Pro forma net loss	$(4,265)

Basic net loss per share, as reported	$(0.32)

Diluted net loss per share, as reported	$(0.32)

Pro forma basic net loss per share	$(0.43)

Pro forma diluted net loss per share	$(0.43)

o.	Research and development costs:

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

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share”.

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, short-term and long-term bank deposits, trade receivables, unbilled accounts receivable, long-term trade receivables and long-term loan.

The Company’s cash and cash equivalents, marketable securities and short-term and long-term bank deposits at December 31, 2007, $19.9 million is invested in major Israeli and U.S. banks, approximately $16.3 million is invested in other banks, mainly with Deutsche Bank, RBC Royal Bank, Leutkircher Bank, Commerzbank and Natwest Bank. Deposits, cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. The Company believes that the financial institutions that hold its investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company’s marketable securities include investments in U.S. government debentures; foreign banks shares, shares, mutual funds and money market funds. Management believes that those securities are financially sound and that the portfolios are well-diversified, and accordingly, minimal credit risk exists with respect to these marketable securities. Moreover, the Company’s investment policy, limits the amount the Company may invest.

During the recent turmoil in capital markets, the Company tightened its control and monitoring over its marketable securities portfolio. The Company has taken several measures in order to minimize potential risks stemming from the current capital markets environment.

The short-term and long-term trade receivables of the Group, as well as the unbilled accounts receivable, are primarily derived from sales to large and solid organizations and governmental authorities located mainly in Israel, the United States, Canada, Mexico, Africa and Europe. The Group performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection and in accordance with an aging policy. During the years ended December 31, 2005, 2006 and 2007, the Group recorded $(54), $138 and $(68) of expenses (income) related to doubtful accounts, respectively. In certain circumstances, the Group may require letters of credit, other collateral or additional guarantees.

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

The Group has no significant off-balance sheet concentration of credit risks, such as foreign exchange contracts or foreign hedging arrangements, except derivative instruments, which are detailed in w. below.

s.	Income taxes:

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

t.	Severance pay:

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

On December 31, 2007, the Chairman of the Company’s Board of Directors, retired from his position. Pursuant to his retirement agreement, the retired Chairman will be entitled to receive certain perquisites from the Company for the rest of his life. As of December 31, 2007, the actuarial value of these perquisites is estimated be approximately $544. This provision was included as part of accrued severance pay

Severance expenses for the years ended December 31, 2005, 2006 and 2007, amounted to approximately $362, $476 and $1,020, respectively.

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

(iii)

The carrying amounts of the Group’s long-term debt are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. As of December 31, 2006, the fair value of the Company’s long-term borrowing was $ 8,158, compared to the carrying amount of $ 8,194. As of December 31, 2007, the fair value of the Company’s long-term borrowing was $ 7,439, compared to the carrying amount of $ 7,398.

v.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2005, 2006 and 2007, were $ 420, $ 447 and $ 250, respectively.

w.	Derivative instruments:

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

To protect against the change in the forecasted foreign currency cash flows of certain sale arrangements resulting from changes in the exchange rate, the Company has entered during 2005 and 2006 entered into forward contracts in order to hedge portions of its forecasted revenue and unbilled accounts receivable denominated in Euros and Polish Zlotys. The Company designated the forward instruments as cash flow hedges for accounting purposes.

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

The Company determined that the sales arrangement in Polish Zlotys and the related forecasted revenues and accounts receivable will not occur by the end of the specified time period. Accordingly, changes in the fair value of the forward contracts were recorded in financial expenses in the years ended December 31, 2005, 2006 and 2007.

On October 1, 2006, the Company changed its functional currency from dollars to NIS (see also Note 2b). From the date of change in functional currency, the hedge against the dollar of the revenues in Euros is no longer effective. Changes in the fair value of the forward contracts from October 1, 2006 were charged to financial expenses.

The Company recorded $110, $915 and $666 as financial expenses related to forward contracts transactions, in 2005, 2006 and 2007, respectively.

x.	Reclassification:

Certain financial statement data for prior years have been reclassified to conform to current year financial statement presentation. The reclassification did not impact net income, working capital or cash flows from operations as previously reported.

y.	Impact of recently issued Accounting Standards:

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact the Company’s consolidated financial position and results of operations. Subsequently, the FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. The Company is currently evaluating the impact of adopting the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). Under this Standard, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met. SFAS 159 is effective for years beginning after November 15, 2007. As the Company did not elect the fair value option in the date of adoption, the Company does not expect the adoption of SFAS 159 will have a material impact on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007) (SFAS 141R), Business Combinations. SFAS 141R will change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS 141R will have an impact on accounting for future business combinations once adopted and not on prior acquisitions.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This standard is effective for fiscal years beginning after December 15, 2008and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The adoption of the provisions of Statement No. 160 is not anticipated to materially impact the Company’s consolidated financial position and results of operations.

In December 2007, the SEC staff issued Staff Accounting Bulletin (“SAB”) 110, Share-Based Payment, which amends SAB 107, Share-Based Payment, to permit public companies, under certain circumstances, to use the simplified method in SAB 107 for employee option grants after December 31, 2007. Use of the simplified method after December 2007 is permitted only for companies whose historical data about their employees’ exercise behavior does not provide a reasonable basis for estimating the expected term of the options. Based on the significant restrictions on employee trading during the restatement periods, the Company has not experienced regular employee exercise behavior since the implementation of SFAS No. 123R on January 20, 2006. The Company expects to continue to use the simplified method as allowed under SAB 110.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In June 2007, the Emerging Issues Task Force of the FASB issued EITF Issue No. 07-3 “Accounting for Nonrefundable Advance Payments for Goods or Services to be Used in Future Research and Development Activities” (“EITF Issue No. 07-3”) which is effective for fiscal years beginning after December 15, 2007. EITF Issue No. 07-3 requires that nonrefundable advance payments for future research and development activities be deferred and capitalized. Such amounts will be recognized as an expense as the goods are delivered or the related services are performed. The Company does not expect the adoption of EITF Issue No. 07-3 to have a material impact on the financial results of the Company.

NOTE 3:-	MARKETABLE SECURITIES

The Group invests in marketable debt securities, which are classified as available-for-sale investments. The following is a summary of marketable debt securities:

	December 31,

	2006			2007

	Amortized cost	Unrealized losses	Market value	Amortized cost	Unrealized Losses, net	Market value

Available-for-sale:

U.S. Government debentures	$3,080	$13	$3,067	$1,260	$–	$1,260
Share, Mutual funds and money market funds				8,355	151	8,204

Total available-for-sale marketable securities	$3,080	$13	$3,067	$9,615	$151	$9,464

The unrealized losses on available-for-sale securities included in other comprehensive income, as a separate component of shareholders’ equity, totaled $ 134 as of December 31, 2007.

The unrealized losses on the Company’s investments in available-for-sale securities are a result of interest rate changes. Since the Company has the ability and intent to hold these investments until a recovery of fair value, which may be until maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2007.

The amortized cost and estimated fair value of available-for-sale investments as of December 31, 2006 and 2007, by contractual maturity, are as follows:

	December 31,

	2006		2007

	Amortized cost	Market value	Amortized cost	Market value

Available-for-sale:
Matures in one year	$–	$–	$6,483	$6,326
Matures in one to three years	3,080	3,067	3,132	3,138

	$3,080	$3,067	$9,615	$9,464

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2006	2007

Government authorities	$1,756	$2,823
Employees	207	86
Prepaid expenses	450	648
Advances to suppliers	1,159	1,473
Others	249	723

	$3,821	$5,753

NOTE 5:-	INVENTORIES

	December 31,

	2006	2007

Raw materials	$7,650	$7,919
Work in progress	2,213	4,064
Finished products	4,108	11,802

	$13,971	$23,785

NOTE 6:-	PROPERTY AND EQUIPMENT

a.	Composition:

	December 31,

	2006	2007

Cost:
Land and buildings	$8,982	$9,913
Machinery and equipment	6,775	7,958
Motor vehicles	1,133	1,480
Promotional displays	1,083	1,321
Office furniture and equipment	2,746	3,375
Leasehold improvements	42	46

	20,761	24,093

Accumulated depreciation:
Buildings	3,144	3,734
Machinery and equipment	5,662	6,807
Motor vehicles	896	1,053
Promotional displays	991	1,197
Office furniture and equipment	2,349	2,857
Leasehold improvements	12	16

	13,054	15,664

Depreciated cost	$7,707	$8,429

b.	Depreciation expenses amounted to $ 1,110, $ 1,053 and $ 1,027 for the years ended December 31, 2005, 2006 and 2007, respectively.

c.	As for charges, see Note 11g.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	OTHER INTANGIBLE ASSETS, NET

a.	Composition:

	December 31,

	2006	2007

Cost:
Know-how	$982	$1,050
Patents	2,859	3,412
Customer related assets	–	6,920
Technology	436	451

	4,277	11,833

Accumulated amortization:
Know-how	429	560
Patents	2,626	3,152
Customer related assets		825
Technology	191	256

	3,246	4,793

Amortized cost	$1,031	$7,040

b.	Amortization expenses related to intangible assets amounted to $ 141, $ 150 and $ 1,028 for the years ended December 31, 2005, 2006 and 2007, respectively.

c.	Estimated amortization of intangible assets for the years ended:

December 31,

2008	$4,448
2009	954
2010	1,117
2011	204
2012 and thereafter	317

$7,040

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHORT-TERM BANK CREDIT

a.	Classified by currency, linkage terms and interest rates:

	Interest rate		December 31,

	2006	2007	2006	2007

	%

In or linked to U.S. dollars (1)	5.71	5.82	$13,600	$8,100
In or linked to NIS (1)	5.85	5.58	3,426	8,189
In or linked to EURO		7.5		145

			$17,026	$16,434

Weighted average interest rates at the end of the year	5.74	5.72

b.	Credit lines

Short-term bank credit	17,026	16,434
Long-term bank credit	8,194	7,398
Performance guarantees	6,488	9,753
Letters of credit and forward contracts	1,696	1,202

	33,404	34,787

Unutilized credit lines approximate	$21,437	$28,802

Total authorized credit lines approximate	$54,841	$63,588

c.	As for charges, see Note 11g.

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2006	2007

Employees and payroll accruals	$1,759	$2,519
Accrued expenses	5,462	5,812
Deferred revenues	309	587
Government authorities	528	341
Income tax payable	635	989
Others	522	633

	$9,215	$10,881

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	LONG-TERM BANK DEBT

a.	Classified by currency, linkage terms and interest rates:

	Linkage terms	Interest rate		December 31,

		2006	2007	2006	2007

		%

Bank loans	U.S. $	5.96	5.79	$5,540	$4,900
Bank promissory notes(1)	U.S. $	6.215	5.99	1,000	1,000
Mortgage payable	U.S. $	5.45	5.45	1,654	1,498

				8,194	7,398
Less - current maturities				795	4,303

				$7,399	$3,095

Weighted average interest rates at the end of the year		5.89	6.04

(1)

The promissory notes contain covenants that require the Group to maintain $ 1,000 in deposits at all times otherwise the interest rate on the notes becomes the bank’s rate plus 0.25% until the minimum deposit is maintained. As of December 31, 2007, management believes that the Group was in compliance with these ratios and terms.

b.	As of December 31, 2007, the aggregate annual maturities of the long-term loans are as follows:

2008	$4,303
2009	813
2010	1,802
2011	480

$7,398

c.	As for charges, see Note 11g.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (“OCS”):

Under the research and development agreements between the Company and the OCS and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3%-4.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS research and development grants received, linked to the U.S. dollars plus interest on the unpaid amount received based on the 12-month LIBOR rate applicable to dollar deposits. The Company is obligated to repay the Israeli Government for the grants received only to the extent that there are sales of the funded products.

Royalties paid amounted to $ 83, $ 79 and $ 143 for the years ended December 31, 2005, 2006 and 2007, respectively. As of December 31, 2007, the Company had remaining contingent obligations to pay royalties in the amount of approximately $ 1,509.

b.	Royalty commitments to a third party:

During 2002, the Company entered into a development agreement for planning, developing and manufacturing a security system with a third party. Under the agreement, the Company agreed to pay the third party royalty fees, based on a defined formula. Under this agreement, the Company also committed to purchase a certain volume of products at a minimum amount of approximately $ 300 over 2.5 years after achievement of certain milestones. As of December 31, 2007, royalty commitments under the agreement amounted to $ 31.

c.

In September 2006, the Company signed a non exclusive agreement with a third party for the rights to use certain intangible assets such as know-how and patents for the production, sale and marketing of perimeter security system based on fiber-optic lines that is used mainly to protect marine sites. The contract period is 2 years and the Company has the right to extend the contract for an additional 5 years. The consideration for the license is $ 548, payable in 24 monthly installments. In addition, the Company agreed to pay royalties based on a defined formula.

In addition, the parties have signed an unlimited agreement that grants the Company the rights to provide maintenance and support for the systems previously sold by the third party. The Company agreed to pay royalties based on a defined formula. No royalties were paid or accrued as of December 31, 2007.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	Lease commitments:

The Group rents certain of its facilities and some of its motor vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2011.

Future minimum lease payments under non-cancelable operating lease agreements are as follows:

2008	$693
2009	562
2010	301
2011	63

$1,619

Total rent expenses for the years ended December 31, 2005, 2006 and 2007, were approximately $ 593, $ 700 and $ 664, respectively.

e.	Guarantees:

As of December 31, 2007, the Group obtained bank performance guarantees and advance payment guarantees and bid bond guarantees from several banks mainly in Israel in the amount of $ 10,955.

f.	Legal proceedings:

In May 2005, the Company entered into an agreement to supply comprehensive security solutions for a sensitive site in Eastern Europe. As part of the agreement, the Company received an advance payment, secured by a bank advanced payment guarantee that was to be reduced proportionally as execution of the project progressed. In addition, the Company issued the customer a performance bank guarantee. The Company commenced the project and delivered some of the equipment and other deliverables to the customer in 2005. In April 2006, the customer informed the Company that it was canceling the agreement due to errors in the design documents that the Company submitted. In addition, the customer did not make payments required under the agreement. Based on its cancellation of the agreement, the customer collected $3.2 million under an advanced payment guarantee on June 20, 2006. Due to this uncertainty, the Company did not recognize any revenues from this project.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On July 11, 2006 the customer made a demand for an additional $1.4 million payment under a bank performance guarantee. Upon the Company’s motion, the District Court in Haifa, Israel issued a temporary injunction against the payment of such guarantee pending a hearing in August 2006. At the hearing, the Company reached a settlement with the customer pursuant to which the Company paid the customer approximately $700,000 of the disputed amount and agreed that the balance would be repaid only if the Company is found liable for damages exceeding the amount paid by it. In view of the above and due to the uncertainty of the Company being able to prevent the forfeiture of the bank performance guarantee, the Company included a $1.4 million provision in respect of this guarantee in its financial statements for the year ended December 31, 2005. Based on the August 2006 settlement, the Company in 2006 cancelled the balance of the provision it made in its financial statements.

On June 6, 2007, the Court of Arbitration issued its decision in the arbitration and stated that the agreement between the Company and the customer was void due to legal mistakes made by the customer in the tender process. As a result of such award and as agreed in the settlement agreement the performance guarantee was cancelled on February 2008.

In addition, the Group is subject to legal proceedings arising in the normal course of business. Based on the advice of legal counsel, management believes that these proceedings will not have a material adverse effect on the Company’s financial position or results of operations.

g.	Charges:

As collateral for all of the Group liabilities to banks:

	1.	A fixed charge has been placed on the Company’s property.

	2.	The Company agreed not to pledge any of its assets without the consent of several banks.

	3.	A fixed charge in the amount of $ 3,000 has been placed on the Company’s bank deposits.

	4.	A subsidiary of the Company has two bank promissory notes in the aggregate amount of $ 1,000 due on July 17, 2008, collateralized by substantially all of the subsidiary’s assets.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

h.

In October 2006, the Company signed an agreement with a third party, which consults, markets and implements projects in the security field. According to the agreement, during the first 12 months (“the agreement period”), the parties agreed to cooperate in the development of the business of the third party.

The Company has granted a loan to the third party in the amount of $600. The Company will also provide the third party with additional monthly amounts to fund its activities during the agreement period, that will not exceed $ 23 per month. The loan and the monthly amounts will bear an annual interest rate of 5%, and shall be paid in October 2011.

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

NOTE 12:-	SHAREHOLDERS’ EQUITY

a.	Pertinent rights and privileges conferred by Ordinary shares:

The Ordinary shares of the Company are listed for trade on the NASDAQ Global Market and in Israel, on the Tel-Aviv Stock Exchange. The Ordinary shares confer upon their holders the right to receive notice to participate and vote in the general meetings of the Company and the right to receive dividends, if declared.

b.	Issued and outstanding share capital:

On April 19, 2005, the Company completed a public offering of $ 16.3 thousand in consideration of the sale of 1,700,000 of the Company’s Ordinary shares at a price per share of $ 9.5 and at a price of $ 9.92 (the closing price of the Ordinary shares on the date of the transaction) with respect to shares sold to two principal shareholders of the Company.

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

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

The 2003 Plan is effective for ten years and shall terminate in October 2013. Any options that are cancelled or forfeited before expiration become available for future grant.

As of December 31, 2007, there were 215,075 options available for future grant.

A summary of the Company’s stock options activities in 2005, 2006 and 2007, is as follows:

	Year ended December 31,

	2005		2006		2007

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	105,000	$7.66	343,000	$8.35	322,100	$8.34
Granted	238,000	$8.65	–		100,000	$8.22
Exercised	–	$–	(19,100)	$8.56	(5,000)	$8.56
Forfeited	–	$–	(1,800)	$8.56	(13,600)	$7.87

Outstanding at end of year	343,000	$8.35	322,100	$8.34	403,500	$8.32

Exercisable options at end of year	231,200	$8.56	317,100	$8.26	303,500	$8.35

The options outstanding as of December 31, 2007 are follows:

Options outstanding as of December 31, 2007	Exercise price	Weighted average remaining contractual life	Options exercisable as of December 31, 2007

		(in months)

94,500	$7.66	12.9	94,500
204,000	$8.56	35.7	204,000
5,000	$13.00	35.7	5,000
100,000	$8.22	55.5

403,500	$8.32		303,500

d.	Dividends:

Dividends, if any, will be declared and paid in U.S. dollars. Dividends paid to shareholders in Israel will be converted into NIS on the basis of the exchange rate prevailing at the date of payment. The Company has determined that it will not distribute dividends out of tax-exempt profits.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,

	2005	2006	2007

Numerator:

Income (loss) from continuing operations	$(1,673)	$2,029	$196
Income (loss) on discontinued operations	(1,538)	(1,219)	1,686

Net income (loss)	$(3,211)	$810	$1,882

Denominator:

Denominator for basic net earnings per share - weighted-average number of shares outstanding	9,883,407	10,384,047	10,394,989
Effect of diluting securities:
Employee stock options	16,926	57,777	36,114

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises	9,900,333	10,441,824	10,431,103

Basic net earnings (loss) per share from continuing operations	$(0.17)	$0.20	$0.02
Basic net earnings (loss) per share from discontinued operations	(0.15)	(0.12)	0.16

Basic net earnings (loss) per share	$(0.32)	$0.08	$0.18

Diluted net earnings (loss) per share form continuing operations	$(0.17)	$0.20	$0.02
Diluted net earnings (loss) per share from discontinued operations	(0.15)	(0.12)	0.16

Diluted net earnings (loss) per share	$(0.32)	$0.08	$0.18

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME

a.	Tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959 (“the Law”):

The Company has been granted the status of an “Approved Enterprise” under the Law. Currently, there are two expansion programs under which the Company is entitled to tax benefits:

1.

On March 18, 1997, a program of the Company was granted the status of an “Approved Enterprise”. The Company elected to enjoy the “alternative benefits” track - waiver of grants in return for tax exemption and accordingly, the Company’s income from this program was tax-exempt for a period of four years, and is subject to a reduced tax rate of 10%-25% for a period ranging between three to six years (depending on the percentage of foreign ownership of the Company). The period of benefits under this program began in 1998 and will terminate in 2007.

2.

On August 13, 2002, a program of the Company was granted the status of an “Approved Enterprise”. The Company elected to enjoy the “alternative benefits” track - waiver of grants in return for tax exemption - and, accordingly, the Company’s income from this program is tax-exempt for a period of two years, and is subject to a reduced tax rate of 10%-25% for a period of five to eight years (depending upon the percentage of foreign ownership of the Company). The benefit period for this program began in 2003 and will terminate in 2012.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the Law, regulations published there under and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2007, management believes that the Company is in compliance with all of the aforementioned conditions.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

An amendment to the Law, which has been officially published effective as of April 1, 2005 (“the Amendment”), has changed certain provisions of the Law. As a result of the Amendment, a company is no longer obliged to implement an Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Benefits provisions, and therefore there is no need to apply to the Investment Center for this purpose (Approved Enterprise status remains mandatory for companies seeking grants). Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the Amendment. A company is also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment.

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

On March 3, 2007, the Company received a pre-ruling from the Israeli Tax Authority for its request for a Benefiting Facility, regarding eligibility for benefits under the Amendment. The Company’s income from this program is tax-exempt for a period of two years, and is subject to a reduced tax rate of 10%-25% for a period of five to eight years (depending upon the percentage of foreign ownership of the Company). The Company has not yet obtained any tax benefits from this program.

Income from sources other than “Approved Enterprise”, during the benefit period was subject to tax at regular rate of 29% in 2007 (see e. below).

By virtue of the Law, the Company is entitled to claim accelerated depreciation on equipment used by the “Approved Enterprise” during five tax years.

Since the Company is operating under more than one approval and since part of its taxable income is not entitled to tax benefits under the aforementioned law and is taxed at regular rates (29% in 2007), its effective tax rate is the result of a weighted combination of the various applicable rates and tax-exemptions. The computation is made for income derived from each program on the basis of formulas determined in the law and in the approvals.

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

Under the Income Tax (Inflationary Adjustments) Law, 1985, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2003 through 2006, the Company elected to measure its taxable income and file its tax returns under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an election obligated the Company for three years. Accordingly, commencing in the 2003 taxable year, results for tax purposes are measured in terms of earnings in dollar.

Changes in the tax laws applicable to the Group:

In February 2008, the “Knesset” (Israeli Parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law with effect from 2008 and thereafter. From 2008, the results for tax purposes will be measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation with effect from 2008.

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

2.

The tax rates of the Company’s subsidiaries range between 25%-40%. In December 2007, the tax rate in Germany was reduced to 30% from 38%. The tax reduction is effective beginning January 1, 2008. Deferred taxes had been adjustment according.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

e.	Investment tax credit:

Two of the Company’s subsidiaries is eligible for investment tax credits on its research and development activities and on certain current and capital expenditures. During the year ended December 31, 2007, the subsidiaries recognized $ 160 of investment tax credits as a reduction of research and development expenses.

In total, the subsidiaries have investment tax credits available to reduce future federal income taxes payable, amounting to $ 738, which will expire in 2014-2027.

f.	Reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory rate, and the actual tax expense, is as follows:

	Year ended December 31,

	2005	2006	2007

Income (loss) before taxes as reported in the statements of operations	$(1,701)	$2,972	$569

Tax rate	34%	31%	29%

Theoretical tax expense (tax benefit)	$(578)	$921	$165
Increase (decrease) in taxes:
Non-deductible items, net	25	45	113
Difference between the basis of measurement of income reported for tax	–	–	(449)
Deferred taxes on losses for which valuation allowance was provided	43	51	765
Tax exemption applicable to “Approved Enterprises” and exempted income	347	(75)	–
Reduction of tax rate in subsidiary			(472)
Taxes in respect of prior years	52	1	357
Tax benefit due to discontinued operation			(134)
Other	83		28

Taxes on income (tax benefit) in the statements of operations	$(28)	$943	$373

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

g.	Taxes on income (tax benefit) included in the statements of operations:

	Year ended December 31,

	2005	2006	2007

Current:
Foreign	$615	$1,036	1,097

Deferred:
Domestic	(642)	248	(594)
Foreign	(53)	(342)	(487)

Taxes in respect of prior years:
Domestic	–	1	402
Foreign	52	–	(45)

Taxes on income (tax benefit) from continuing operations	(28)	943	373
Tax benefit from discontinued operations	(31)	(29)	134

Total taxes on income (tax benefit)	$(59)	$914	$507

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

h.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets are as follows:

	December 31,

	2006	2007

Operating loss carryforward	$4,549	$4,212
Reserves and tax allowances	2,372	(127)

Total deferred taxes before valuation allowance	6,921	4,085
Valuation allowance	(4,631)	(3,483)

Net deferred tax assets	$2,290	$602

Domestic	$1,442	$2,197
Foreign	848	(1,595)

	$2,290	$602

i.	The domestic and foreign components of income (loss) before taxes are as follows:

	Year ended December 31,

	2005	2006	2007

Domestic	$(2,998)	$564	$(3,980)
Foreign	1,297	2,408	4,549

	$(1,701)	$2,972	$569

j.	Net operating carryforward tax losses:

The Company has estimated total available carryforward tax losses of $ 7,047 to offset against future taxable income.

The Company’s subsidiaries in the U.S. and the U.K. have estimated total available carryforward tax losses of $ 5,332 and $ 930, respectively, to offset against future taxable income for 16 to 20 years, and an indefinite period, respectively. As of December 31, 2007, the Company recorded a full valuation allowance of the subsidiaries’ abovementioned tax assets due to the uncertainty of their future realization.

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

k.

In December 2007 the Company signed on tax assessment agreement for the years 2001-2004. According to the agreement, the Company paid $402. An additional amount of $467 will be paid to the tax authority if the Company will not receive “Approved enterprise” status under the law for encouragement of capital investments 1959.

l.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of FIN 48, the Company must review all of its tax positions and make a determination as to whether its position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely–than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue. The impact on the Company’s consolidated financial position and results of operations as a result of the adoption of the provisions of FIN 48 was $ 229, which was recognized as an adjustment to retained earnings.

NOTE 15:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with related parties:

	December 31,

	2006	2007

Balances with related parties	$59	$(167)

b.	Sales to related parties:

	Year ended December 31,

	2005	2006	2007

Sales to related parties (1)	$671	$765	$781

(1)	Sales and balances to related parties represent services provided by discontinued operation, see note 18a below.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

c.

On December 31, 2007, the Chairman of the Company’s Board of Directors (Hereinafter – the retired Chairman), retired from his position. Pursuant to his retirement agreement, the retired Chairman agreed not to compete with the Company for a period of three years following his retirement in consideration of a one time payment of $ 360 payable within three months. In addition the Chairman is entitled to receive certain perquisites from the Company for the rest of his life. The liability as for December 31, 2007 and the special post benefit expense related to the retirement agreement amounted to $904.

NOTE 16:-	SEGMENT INFORMATION

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

3.

Video monitoring services - The Group supplied video monitoring services through Smart Interactive Systems, Inc., a U.S. subsidiary whose assets and business was sold on December 24, 2007. Therefore all balances and operations attributed to the video monitoring services segment were classified and presented as discontinued operation, see note 18a.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SEGMENT INFORMATION (Cont.)

a.	The following data present the revenues, expenditures, assets and other operating data of the Group’s operating segments:

	Year ended December 31,

	2005					2006					2007

	Perimeter	Projects	Other	Eliminations	Total	Perimeter	Projects	Other	Eliminations	Total	Perimeter	Projects	Other	Eliminations	Total

Revenues	$40,143	$17,970	$272		$58,385	$47,186	$16,167	$247		$63,600	43,781	28,167	427		72,375

Depreciation and amortization	$1,228	$19	$4		$1,251	$1,070	$133	$–		$1,203	1,087	966	2		2,055

Operating income (loss), before financial expenses and taxes on income	$4,334	$(5,290)	$53	$15	$(888)	$3,070	$935	$(138)	$(31)	$3,836	2,421	506	(193)	(28)	2,706

Financial expenses, net					813					864					2,137
Taxes on income (tax benefit)					(28)					943					373
Income (loss) from discontinued operations, net					(1,538)					(1,219)					1,686

Net income (loss)					$(3,211)					$810					$1,882

	December 31,

	2005				2006				2007

	Perimeter	Projects	Other	Total	Perimeter	Projects	Other	Total	Perimeter	Projects	Other	Total

Total long-lived assets	$13,042	$194	$19	$13,255	$12,451	$552	$20	$13,023	12,518	8,560	1	21,079

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SEGMENT INFORMATION (Cont.)

b.	Major customer data (percentage of total revenues):

	Year ended December 31,

	2005	2006	2007

Customer A	23.9%	33.7%	*) 13%

Customer B	10.2%	*) –	*) –

Customer C	–	–	13.4%

*) Less than 10% of total revenues.

c.	Geographical information:

The following is a summary of revenues within geographic areas based on end customer’s location and long-lived assets:

		Year ended December 31,

		2005	2006	2007

1.	Revenues:

	Israel	$19,309	$26,385	$15,663
	Europe	9,935	9,793	18,342
	North America	19,047	14,176	14,869
	South and Latin America	3,165	7,456	6,818
	Africa	700	321	10,879
	Others	6,229	5,469	5,804

		$58,385	$63,600	$72,375

2.	Long-lived assets:

	Israel	$2,930	$2,763	$2,955
	Europe	921	1,001	8,472
	USA	5,627	5,469	5,244
	Canada	3,656	3,648	4,189
	Others	121	142	219

		$13,255	$13,023	$21,079

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SELECTED STATEMENTS OF INCOME DATA

a.	Research and development expenses, net:

	Year ended December 31,

	2005	2006	2007

Expenses	$5,427	$5,540	$5,924
Less - investment tax credits and a royalty bearing grant ($8K in 2005)	162	162	160

	$5,265	$5,378	$5,764

b.	Financial expenses:

	Year ended December 31,

	2005	2006	2007

Financial expenses:
Interest on long-term debt	$(622)	$(698)	$(563)
Interest on short-term bank credit	(630)	(689)	(1,337)
Forward contracts loss	(110)	(915)	(666)
Foreign exchange losses	(314)	(337)	(792)

	(1,676)	(2,639)	(3,358)

Financial income:
Interest on short-term and long-term bank deposits, structured notes and marketable securities	694	1,162	1,221
Foreign exchange gains	169	613	–

	863	1,775	1,221

	$(813)	$(864)	$(2,137)

NOTE 18:-	DISCONTINUED OPERATIONS

a.	General:

On July 28, 2005, the Company decided to dispose of the indoor security sensors operations.

On December 24, 2007 the Company decided to sell its U.S. based video monitoring business that was operated by Smart Interactive Systems Inc. for $ 8.5 million. The video monitoring business was previously reported as a separate segment in the Group’s financial statements.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	DISCONTINUED OPERATIONS (Cont.)

In view of the above, the operating results and cash flows attributed to the indoor security sensors operations and video monitoring business were presented in the Company’s statements of operations and cash flows as discontinued operations. Accordingly, the comparative figures were reclassified for all periods presented.

b.	The following are the results of the discontinued operations for the years ended December 31, 2005, 2006 and 2007:

Indoor security sensors operations

	Year ended December 31,

	2005	2006	2007

Revenues	$427	$48	$–
Cost of revenues	470	198	–

Gross loss	43	150	–

Operating expenses:
Sales and marketing, net	149	12	–

Operating loss	192	162	–
Tax benefit	(36)	(34)	–

Net loss	$156	$128	$–

Video monitoring

	Year ended December 31,

	2005	2006	2007

Revenues	$2,897	$3,358	$3,435
Cost of revenues	2,496	2,995	2,937

Gross profit	401	363	498

Operating expenses:
Sales and marketing	795	476	267
General and administrative	996	986	885

Operating loss	1,390	1,099	654

Capital gain from sale of video monitoring activity	–	–	2,427
Financial income, net	13	13	55
Tax expense	5	5	142

Net Income (loss)	$(1,382)	$(1,091)	$1,686

Report of Independent Registered Public Accounting Firm

To the Shareholders’ of

     Senstar Stellar Latin America, S. A. de C.V.:

          We have audited the accompanying balances sheets of SENSTAR STELLAR LATIN AMERICA, S.A. DE C.V. (incorporated in Mexico), as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholders’ equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the translated financial statements referred to above present fairly, in all material respects, the financial position of Senstar Stellar Latin America, S.A. de C.V. as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholders’ equity and cash flows for each of the years then ended in conformity with the accounting principles generally accepted in the United States of America.

SALLES, SAINZ – GRANT THORNTON, S.C.

/S/ Hector Bautista

By: Hector Bautista CPA

Mexico City, Mexico
January 31, 2008

SIGNATURE

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to annual report on its behalf.

MAGAL SECURITY SYSTEMS LTD. By: /s/ Izhar Dekel —————————————— Name: Izhar Dekel Title: Chief Executive Officer Date: June 30, 2008