Form 20-F
period 2008-12-31
MAGAL SECURITY SYSTEMS LTD
filed 2009-07-13
CIK 896494

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report .................

Commission file number: 0-21388

MAGAL SECURITY SYSTEMS LTD.
(Exact Name of Registrant as specified in its charter
and translation of Registrant's name into English)

Israel
(Jurisdiction of incorporation or organization)

P.O. Box 70, Industrial Zone, Yehud 56100, Israel
(Address of principal executive offices)

+972-3-5391444 (phone), +972-3-5366245 (fax)
P.O. Box 70, Industrial Zone, Yehud 56100, Israel
(Name, Telephone, E-mail and/or Facsimile number of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.1 Par Value	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 1.0 per share..........10,396,548
(as of December 31, 2008)

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial	Other ☐
Reporting Standards as issued by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

This Annual Report on Form 20-F is incorporated by reference into the Registrant’s Registration Statements on Form S-8, File Nos. 333-96929 and 333-127340.

i

ii

INTRODUCTION

        Magal Security Systems Ltd. is a leading international solutions provider of safety, security, site management and intelligence gathering and compilation. Based on 35 years of experience and interaction with customers, we have developed a unique set of solutions and products, optimized for perimeter, outdoor and general security applications. Our turnkey solutions are typically integrated and managed by sophisticated modular command and control software, supported by expert systems for real-time decision support. Our portfolio of critical infrastructure protection and site protection technologies includes a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems and a sophisticated protection package for sub-surface intrusion. A world innovator in the development of closed circuit television, or CCTV, intelligence video analysis and motion detection technology for outdoor operation, we have successfully installed customized solutions and products in more than 75 countries worldwide. Our ordinary shares are traded on the NASDAQ Global Market and on the Tel Aviv Stock Exchange under the symbol “MAGS.” Our address on the Internet is www.magal-ssl.com. The information on our website is not incorporated by reference into this annual report. As used in this annual report, the terms “we,” “us” and “our” mean Magal Security Systems Ltd. and its subsidiaries, unless otherwise indicated.

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

        Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references in this annual report to “dollars” or “$“are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on June 30, 2009 was NIS 3.919 per $1.00.

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

        This Annual Report on Form 20-F contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current view with respect to future events and financial results. Forward-looking statements usually include the verbs, “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “understands” and other verbs suggesting uncertainty. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section which appears in Item 3.D “Key Information -Risk Factors.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Consolidated Financial Data.

        The following selected consolidated financial data for and as of the five years ended December 31, 2008 are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP. We have derived the following selected consolidated financial data as of December 31, 2006 and 2007 and for each of the years ended December 31, 2006, 2007 and 2008 from our consolidated financial statements set forth elsewhere in this annual report that have been prepared in accordance with U.S. GAAP. We have derived the following selected consolidated financial data as of December 31, 2004, 2005 and 2006 and for each of the years ended December 31, 2004 and 2005 from our audited consolidated financial statements not included in this annual report. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5 “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

	Year Ended December 31,
	2004(1)	2005	2006	2007(*)	2008
	(in thousands except per share data)

Consolidated Statement of Operations Data:
Revenues	$58,408	$58,385	$63,600	$72,375	$70,355
Cost of revenues	30,532	36,658	37,236	43,510	49,205

Gross profit	27,876	21,727	26,364	28,865	21,150

Operating expenses:
Research and development, net	4,683	5,265	5,378	5,764	6,195
Selling and marketing, net	11,923	12,385	11,603	12,930	17,179
General and administrative	4,767	4,965	5,547	6,561	10,888
Impairment of goodwill and other
intangible assets	-	-	-	-	12,887
Post employment and termination
benefits	-	-	-	904	2,582
Award granted by principal shareholders	1,172	-	-	-	-

Total operating expenses	22,545	22,615	22,528	26,159	49,731

Operating income (loss)	5,331	(888)	3,836	2,706	(28,581)
Financial expenses, net	774	813	864	2,137	2,006

Income (loss) before income taxes	4,557	(1,701)	2,972	569	(30,587)
Income taxes (tax benefit)	1,574	(28)	943	373	1,618

Income (loss) from continuing operations	2,983	(1,673)	2,029	196	(32,205)
Income (loss) from discontinued operations,
net	(1,930)	(1,538)	(1,219)	1,686	(397)

Net income (loss)	$1,053	$(3,211)	$810	$1,882	$(32,602)

Basic net earnings (loss) per share from
continuing operations	$0.35	$(0.17)	$0.20	$0.02	$(3.11)
Basic net earnings (loss)per share from
discontinued operations	(0.23)	(0.15)	(0.12)	0.16	(0.03)

Basic net earnings (loss) per share	$0.12	$(0.32)	$0.08	$0.18	$(3.14)

Diluted net earnings (loss) per share from
continuing operations	$0.35	$(0.17)	$0.20	$0.02	$(3.11)
Diluted net earnings (loss)per share from
discontinued operations	$(0.23)	$(0.15)	$(0.12)	$0.16	$(0.03)

Diluted net earnings (loss) per share	$0.12	$(0.32)	$0.08	$0.18	$(3.14)

Weighted average number of ordinary shares
used in computing basic net earnings per
share	8,581	9,883	10,384	10,395	10,397
Weighted average number of ordinary shares
used in computing diluted net earnings per
share	8,636	9,900	10,442	10,431	10,397

(1)	In July 2004, our board of directors declared a share dividend distribution of 5.0%, which was paid to our shareholders in August 2004 as a final dividend for 2003. Per share data for 2004 in the above table has been adjusted to reflect the share dividend.

	As of December 31,
	2004	2005	2006	2007(*)	2008
	(in thousands)

Consolidated Balance Sheets Data:
Cash and cash equivalents	$11,964	$10,099	$4,908	$9,205	$16,835
Short and long-term bank deposits, restricted
deposits, marketable securities and escrow
deposit	5,994	18,853	22,053	26,972	8,137
Working capital	21,504	35,071	39,884	41,526	16,379
Total assets	77,976	101,842	103,681	126,157	90,537
Short-term bank credit (including current
maturities of long-term loans)	17,467	21,715	17,821	20,737	23,995
Long-term bank loans	3,500	1,653	7,399	3,095	2,282
Total shareholders' equity	43,548	56,950	58,150	65,578	30,718

(*)	Effective as of September 1, 2007, our consolidated financial statements include those of the European integration company that we acquired in September 2007. In December 2007, we disposed of our U.S. based video monitoring business. Accordingly, the operating results, balance sheet and cash flows relating to the video monitoring operations were presented in our statements of income, balance sheets and cash flows as discontinued operations, and the comparative figures were reclassified for all periods presented.

B.	Capitalization and Indebtedness.

        Not applicable

C.	Reasons for the Offer and Use of Proceeds.

        Not applicable.

D.	Risk Factors.

        Investing in our ordinary shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our ordinary shares. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be harmed. In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment.

Risks Related to Our Business

Recent worldwide economic downturn may adversely affect our customers, which directly impacts our business and results of operations.

        Our operations and performance depend on our customers, including those from the governmental sector, having adequate resources to purchase our products. The unprecedented turmoil in the credit markets and the global economic downturn generally adversely impact our customers and potential customers. These economic conditions have continued to deteriorate despite government intervention globally, and may remain volatile and uncertain for the foreseeable future. Customers have altered and may continue to alter their purchasing activities in response to lack of credit, economic uncertainty and concern about the stability of markets in general, and have reduced or delayed purchases of our products. As a result of slow moving inventory due to the global economic slowdown, we may be required in the future to record additional impairment charges relating to the carrying value of our intangible assets, increase our reserves for doubtful accounts and further write-down our tax assets. In addition, the fair value of some of our assets may decrease further as a result of the weak economy and as a result, we may be required to record further impairment charges in the future. If we are unable to adequately respond to changes in demand resulting from deteriorating economic conditions, our financial condition and operating results may be materially adversely affected.

Failure of our European subsidiary to complete projects or to collect revenues derived from such projects may cause us material losses.

        Our recently acquired European subsidiary is engaged in turn-key projects in Africa. These projects are executed with the assistance of a local subcontractor. Due to lack of management and financial skills of the subsidiary’s employees and to limited physical access to these projects sites, the European subsidiary encountered difficulties in the evaluation of the operating results of these projects during their respective execution periods, as well as in the measurement of the expected costs and resources that will be necessary to complete them. Insufficient managerial oversight by the local subcontractor created additional burdens on the subsidiary’s management, affecting its ability to complete these projects. Due to the foregoing reasons and the inherent difficulty in managing projects in Africa, our European subsidiary may encounter difficulties in the collection of the revenues associated with such projects. The difficulties described may also cause delays in the completion of these projects and may result in the imposition of penalties and the extension of warranties. Any such occurrence could have a material adverse effect on our business, financial condition and results of operations.

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

        Our products are primarily sold to governmental agencies, governmental authorities and government-owned companies, many of which have complex and time-consuming procurement procedures. A substantial period of time often elapses from the time we begin marketing a product until we actually sell that product to a particular customer. In addition, our sales to governmental agencies, authorities and companies are directly affected by these customers’ budgetary constraints and the priority given in their budgets to the procurement of our products. A decrease in governmental funding for our customers’ budgets would adversely affect our results of operations. This risk is heightened during periods of global economic slowdown.

        Accordingly, governmental purchases of our systems, products and services may decline in the future as the governmental purchasing agencies may terminate, reduce or modify contracts or subcontracts if:

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

        A relatively few customers account for a large percentage of our revenues. For the years ended December 31, 2007 and 2008, one customer accounted for 13.4% and 18.8%, respectively, of our revenues. In addition for the years ended December 31, 2006, 2007 and 2008, revenues generated from sales to the Israeli Ministry of Defense, or MOD, accounted for 33.7%, 13.0% and 8.8%, respectively, of our revenues. The loss of one our more of our key customers without replacement by a customer or customers of similar volume would have a material adverse effect on our financial results.

We have identified a material weakness in our internal control over financial reporting in one of our subsidiaries and cannot assure you that additional material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting, which started in connection with our Annual Report on Form 20-F for the year ended December 31, 2006, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. Section 404 of the Sarbanes-Oxley Act requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting, in connection with the filing of the Annual Report on Form 20-F for each fiscal year.

        Management has identified a material weakness in our internal control over financial reporting in one of our subsidiaries as of December 31, 2008. We may identify additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain or implement required new or improved controls, or any difficulties that may be encountered in their implementation, could result in additional significant deficiencies or material weaknesses or in material misstatements in our financial statements. Any such failure could also adversely affect the results of our management’s evaluations and annual auditor reports regarding the effectiveness of our internal control over financial reporting. Failure to maintain or implement effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

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

Our financial results may be adversely affected by currency fluctuations.

        We sell most of our products in North America, Europe and Israel. Our revenues are primarily denominated in U.S. dollars, Euros and NIS, while a portion of our expenses, primarily labor expenses, is incurred in NIS and Canadian Dollars. Additionally, certain assets, especially trade receivables, as well as part of our liabilities are denominated in NIS. As a result, fluctuations in rates of exchange between the U.S. dollar and non- U.S. dollar currencies may affect our operating results and financial condition. The dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the U.S. dollar. In addition, the value of our non-U.S. dollar revenues could be adversely affected by the depreciation of the U.S. dollar against such currencies. In 2006, 2007 and 2008, the NIS appreciated by approximately 8.2%, 9.0% and 1.1%, respectively, against the U.S. dollar, which had a significant adverse affect on our results of operations. In 2008, the Euro depreciated against the U.S. dollar by 5.3%, while in 2007 and 2006, the Euro appreciated against the U.S. dollar by 11.7% and 11.3%, respectively. In addition, the U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the Canadian dollar. In 2008, the Canadian dollar depreciated against the U.S. dollar by approximately 19.7%, while in 2007 and 2006, the Canadian dollar appreciated against the U.S. dollar by 18.4% and 0.4%, respectively.

        During the years ended December 31, 2007 and 2008, foreign currency fluctuations had an adverse impact on our results of operations and we recorded foreign exchange losses, net of $792,000 and $246,000, respectively. Our results of operations may be materially adversely affected by currency fluctuations in the future.

If we do not receive Israeli MOD approvals necessary for us to export the products we produce in Israel, our revenues may decrease.

        Israel’s defense export policy regulates the sale of a number of our systems and products. Current Israeli policy encourages export to approved customers of defense systems and products, such as ours, as long as the export is consistent with Israeli government policy. A license is required to initiate marketing activities. We are also required to obtain a specific export license for any hardware eventually exported from Israel. We may not be able to receive all the required permits and licenses for which we may apply in the future. If we do not receive the required permits for which we apply, our revenues may decrease.

        We are subject to laws regulating export of “dual use” items (items that are typically sold in the commercial market, but that also may be used in the defense market) and defense export control legislation. Additionally, our participation in governmental procurement processes in Israel and other countries is subject to specific regulations governing the conduct of the process of procuring defense contracts. Furthermore, solicitations for procurements by governmental purchasing agencies in Israel and other countries are governed by laws, regulations and procedures relating to procurement integrity, including avoiding conflicts of interest and corruption in the procurement process. We may not be able to respond quickly and effectively to changing laws and regulations and any failure to comply with such laws and regulations may subject us to significant liability and penalties.

We face risks associated with doing business in international markets.

        A large portion of our sales is to markets outside of Israel. For the years ended December 31, 2006, 2007 and 2008, approximately 58.5%, 78.4% and 82.8%, respectively, of our revenues were derived from sales to markets outside of Israel. A key component of our strategy is to continue to expand in such international markets. Our international sales efforts are affected by costs associated with the shipping of our products and risks inherent in doing business in international markets, including:

—	different and changing regulatory requirements in the jurisdictions in which we currently operate or may operate in the future;

—	fluctuations in foreign currency exchange rates;

—	export restrictions, tariffs and other trade barriers;

—	difficulties in staffing, managing and supporting foreign operations;

—	longer payment cycles;

—	difficulties in collecting accounts receivable;

—	political and economic changes, hostilities and other disruptions in regions where we currently sell or products or may sell our products in the future; and

—	seasonal reductions in business activities.

        Negative developments in any of these areas in one or more countries could result in a reduction in demand for our products, the cancellation or delay of orders already placed, difficulty in collecting receivables, and a higher cost of doing business, any of which could adversely affect our business, results of operations or financial condition.

We may not be able to implement our growth strategy and may not be able to successfully integrate the operations of acquired businesses into our business.

        As part of our growth strategy, we acquire or invest in complementary (including competitive) businesses, products and technologies. We may not be able to consummate any acquisition or investment in the future. In addition, the process of integrating acquired assets into our operations may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business.

        We may not be able to realize the anticipated benefits of any acquisition. Moreover, future acquisitions by us could result in potentially dilutive issuances of our equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to identifiable intangible assets, any of which could materially adversely affect our operating results and financial position. Acquisitions also involve other risks, including risks inherent in entering markets in which we have no or limited prior experience. Our failure to successfully integrate the operations of an acquired business or to retain key employees of acquired businesses and integrate and manage our growth may have a material adverse effect on our business, financial conditions, results of operation or prospects.

Our due diligence for acquisitions may not adequately cover all risks.

        There may be liabilities or risks that we fail to discover in performing due diligence investigations relating to businesses we have acquired or may acquire in the future. Examples of these liabilities include employee benefit contribution obligations, estimated costs to complete contracts, environmental liabilities or liabilities for infringement of third party intellectual property rights for which we, as a successor owner, may be responsible. Such risks may include changes in estimated costs to complete programs and estimated future revenues. In addition, there may be additional costs relating to acquisitions including, but not limited to, possible purchase price adjustments provided in the applicable acquisition agreement or impairment write downs, if the value of the acquired company were to decrease after the acquisition, or after follow-on investments in that company. In addition, any indemnification covenants we may obtain from the sellers of businesses we acquire may not be applicable, enforceable, collectible or sufficient to fully offset the possible liabilities. Such liabilities could have a material adverse effect on our business, financial condition, results of operations or prospects. In addition, there may be situations in which our management determines, based on market conditions or other applicable considerations, to pursue an acquisition with limited due diligence or without performing any due diligence at all.

Reduction in Israeli government spending or changes in priorities for homeland security products may adversely affect our financial condition, operating results and prospects.

        Historically a significant portion of our revenues were from sales to the Israeli government and our financial condition, operating results and prospects would be adversely affected by Israeli. government budget cutbacks or spending reductions. We believe that the success and growth of our business will continue to depend to a certain extent upon our successful procurement of Israeli government contracts. The award of additional contracts from the Israeli government could be adversely affected by spending reductions or budget cutbacks at government agencies that currently use or are likely to use our products. The Israeli government may reduce its expenditures for homeland security or change its defense priorities in the coming years. Our programs may be affected in the future if there is a reduction in Israeli government defense spending for our programs or a change in priorities to products other than ours. Accordingly, changes in government contracting policies, budgetary constraints and delays or changes in the appropriations process could have an adverse affect on our business, financial condition and results of operations.

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

We depend on limited sources for components utilized in our products, and if we are unable to obtain these components when needed, we will experience delays in manufacturing our products and our financial results may be adversely affected.

        We acquire most of the components utilized in our products, including our turnkey products and certain services, from a limited number of suppliers and subcontractors. We may not be able to obtain such items from these suppliers and subcontractors in the future, or we may not be able to obtain them on satisfactory terms. Temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results.

We currently benefit from government programs and tax benefits that may be discontinued or reduced in the future, which would increase our future tax expenses.

        We currently benefit from grants and tax benefits under Israeli government programs, which require us to meet specified conditions, including, but not limited to, making specified investments from our equity in fixed assets and paying royalties with respect to grants received. In addition, some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits we receive could be cancelled and we could be required to refund any payments previously received under these programs, including any accrued interest, or pay increased taxes or royalties. Such a result would adversely affect our results of operations and financial condition. The Israeli government has reduced the benefits available under these programs in recent years and these programs and benefits may be discontinued or curtailed in the future. If the Israeli government ends these programs and benefits, our business, financial condition, results of operations and net income could be materially adversely affected.

Risks Relating to Our Ordinary Shares

Volatility of the market price of our ordinary shares could adversely affect our shareholders and us.

        The market price of our ordinary shares has been, and is likely to be, highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

—	actual or anticipated variations in our quarterly operating results or those of our competitors;

—	announcements by us or our competitors of technological innovations or new and enhanced products;

—	developments or disputes concerning proprietary rights;

—	introduction and adoption of new industry standards;

—	changes in financial estimates by securities analysts;

—	market conditions or trends in our industry;

—	changes in the market valuations of our competitors;

—	announcements by us or our competitors of significant acquisitions;

—	entry into strategic partnerships or joint ventures by us or our competitors;

—	additions or departures of key personnel;

—	political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events; and

—	other events or factors in any of the countries in which we do business, including those resulting from war, incidents of terrorism, natural disasters or responses to such events.

        In addition, the stock market in general, and the market for Israeli companies and home defense companies in particular, has been highly volatile. Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation relating to the stock trading and price volatility of the software company in question. If we were involved in any securities litigation, it could result in substantial cost to us to defend and divert resources and the attention of management from our business.

We do not expect to distribute dividends in the foreseeable future.

        We currently intend to retain our current and any future earnings to finance operations and expand our business and, therefore, do not expect to pay any dividends in the foreseeable future. According to the Israeli Companies Law, a company may distribute dividends out of its profits (as defined by the Israeli Companies Law), provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due, or otherwise upon the permission of the court. In the event cash dividends are declared, such dividends will be paid in NIS. The declaration of dividends is subject to the discretion of our board of directors and would depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors. You should not rely on an investment in our company if you require dividend income from your investment.

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

        Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. Since September 2000, there has been an increase in unrest and terrorist activity in Israel of varying levels of severity. In recent years, there has been an escalation in violence among Israel, Hamas, Hezbollah, the Palestinian Authority and other groups. There were extensive hostilities along Israel’s northern border with Lebanon in the summer of 2006. Since June 2007, when Hamas effectively took control of the Gaza Strip, there have been extensive hostilities along Israel’s border with the Gaza Strip. Hamas has launched hundreds of missiles from the Gaza Strip against Israeli population centers, which led to an armed conflict between Israel and Hamas during December 2008 and January 2009. The recent violence has generally taken a toll on Israeli business overseas. Ongoing violence between Israel and the Palestinians as well as tension between Israel and neighboring Syria and Lebanon or Iran may have a material adverse effect on our business, financial conditions and results of operations.

Political relations could limit our ability to sell our services and products or obtain components internationally.

        We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli companies and others doing business with Israel or with Israeli companies. As a result, we are precluded from marketing our products to these countries, companies and organizations. Foreign government defense export policies towards Israel could also make it more difficult for us to obtain the export authorizations necessary for our activities. Also, over the past several years there have been calls in Europe and elsewhere to reduce trade with Israel. Restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

Our results of operations may be negatively affected by the obligation of our personnel to perform reserve military service.

        Many of our employees and some of our directors and officers in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

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

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

        Service of process upon our directors and officers and the Israeli experts named herein, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since substantially all of our assets, all of our directors and officers and the Israeli experts named in this annual report are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

        There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those and similar acts.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements. We follow Israeli law and practice instead of NASDAQ rules regarding the director nomination process, compensation of executive officers and the requirement that our independent directors have regularly scheduled meetings at which only independent directors are present.

        As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules. We follow Israeli law and practice instead of NASDAQ rules regarding the director nomination process, compensation of executive officers and the requirement that our independent directors have regularly scheduled meetings at which only independent directors are present. As a foreign private issuer listed on the NASDAQ Global Market, we may also follow home country practice with regard to, among other things, the composition of the board of directors and quorum at shareholders’ meetings. In addition, we may follow home country practice instead of the NASDAQ requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

ITEM 4.	Information on the Company

A.	History and Development of the Company.

        We were incorporated under the laws of the State of Israel on March 27, 1984 under the name Magal Security Systems Ltd. We are a public limited liability company under the Israeli Companies Law, 5739-1999 and operate under this law and associated legislation. Our principal executive offices and primary manufacturing and research and development facilities are located near Tel Aviv, Israel, in the Yehud Industrial Zone. Our mailing address is P.O. Box 70, Industrial Zone, Yehud 56100, Israel and our telephone number is 972-3-539-1444. Our agent for service of process in the United States is Senstar Inc., 13783 Park Center Road, Suite 316, Herndon, Virginia 20171. Our address on the Internet is www.magal-ssl.com. The information on our website is not incorporated by reference into this annual report.

        We are a leading international solutions provider of safety, security, site management and intelligence gathering and compilation. Based on 35 years of experience and interaction with customers, we have developed a unique set of solutions and products, optimized for perimeter, outdoor and general security applications. Our turnkey solutions are typically integrated and managed by sophisticated modular command and control software, supported by expert systems for real-time decision support. Our portfolio of critical infrastructure protection and site protection technologies includes a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems and a sophisticated protection package for sub-surface intrusion. A world innovator in the development of CCTV, intelligence video analysis and motion detection technology for outdoor operation, we have successfully installed customized solutions and products in more than 75 countries worldwide.

        Due to the need to reduce cost and operate more efficiently and effectively, we resolved to merge certain activities that were operated out of different locations in North America. As a result, we have merged the manufacturing, product development and technical support function of our California subsidiary with our operations in Ottawa, Canada. All products that are manufactured in the United States through subcontractors will continue to be produced by subcontractors, however the process will be managed out of our facilities in Ottawa, Canada. The sales and marketing activity of our California subsidiary have been moved to and will be managed from our office in Herndon, Virginia, which is in the Washington, D.C. metropolitan area. The transitions described above were completed in June 2009. A small team of seven people are still operating temporarily out of our facility in Fremont, California. Our building in Fremont, California has been put up for sale or for lease.

        Recent key personnel changes. On December 31, 2007, the former Chairman of our Board of Directors, Mr. Jacob Even-Ezra, retired from such position and was replaced by Mr. Jacob Perry, who has served as the Chairman of our Board of Directors since January 1, 2008. On November 10, 2008, Mr. Izhar Dekel, our former President and chief executive officer and a former director, resigned from such offices. Mr. Dekel remained with our company for a transition period until February 27, 2009. Mr. Yoav Stern was appointed as our acting President as of November 10, 2008 and as our acting President and chief executive officer as of March 1, 2009, and he served in such positions until May 2009. On June 3, 2009, our Board of Directors appointed Mr. Eitan Livneh as our President and chief executive officer, commencing August 2, 2009. On April 16, 2009, Ms. Lian Goldstein, our former Vice President – Finance and chief financial officer, resigned from such office and was replaced by Mr. Zev Morgenstern. On May 4, 2009, Mr. Dany Pizen, our Vice President – East European and CIS Marketing retired from such position. On January 1, 2009, Mr. Hagai Katz joined us as Senior Vice President – Marketing and Products, General Manager of the Israeli Division and Chief Information Officer. At the same time, Mr. Asaf Even Ezra, previously Executive Vice President – Marketing and Sales, assumed the position of Senior Vice President – Sales. In December 2008, we also replaced the senior personnel in our research and development department. Mr. Yehonatan Ben Hamozeg was appointed as Senior Vice President – Product Development and Projects and Mr. Zvi Dank, formerly our Vice President – Research and Development, retired from such position in March 2009.

        Capital expenditures. Our capital expenditures for the years ended December 31, 2006, 2007 and 2008 were approximately $906,000, $890,000 and $1.7 million, respectively. These expenditures were principally for the renovation and expansion of our offices and production facilities in Israel, as well as for computers, other machinery, commercial vehicles and equipment. The increase in our capital expenditures in 2008 compared with 2007 is primarily attributable to major renovations at our offices and factory in Israel in 2008 and due to increased capital expenditures attributable to our new European integration company that we acquired in September 2007.

B.	Business Overview.

Overview and Strategy

        We develop, manufacture, market and sell complex computerized security systems. Our systems are used in more than75 countries to protect sensitive facilities, including national borders, military bases, power plant installations, airports, postal facilities, prisons, industrial locations and municipalities from terrorism, theft and other threats.

        Based on 35 years of experience and interaction with customers, we have developed a comprehensive set of solutions and products, optimized for perimeter, outdoor and general security applications. Our turnkey solutions are typically integrated and managed by a single sophisticated modular command and control software, supported by expert systems for real-time decision support. Our portfolio of mission critical infrastructure and site protection technologies includes a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems and a sophisticated protection package for sub-surface intrusion. We have successfully installed customized solutions and products in more than 75 countries worldwide.

        By broadening our product range to include both indoor and outdoor security systems and by developing our security management and control systems and Dreambox “all in one” CCTV security solution, we offer comprehensive turnkey security solutions that provide a comprehensive security implementation process. This process entails: in-depth threat analysis; determination of the appropriate hardware and software solutions; training sessions for systems operators; and upon customer approval, integration of the required systems into our security management and control systems. We believe that the market for turnkey security solutions presents a significant opportunity. We are emphasizing our ability to offer turnkey solutions in keeping with our objective of becoming a leading provider of comprehensive security solutions.

        Our revenues are principally derived from:

—	installation of comprehensive security systems for which revenues are generated from long-term fixed price contracts;

—	sales of security products; and

—	services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts.

        Our primary objective is to become a leading international solution provider of safety, security, site management and intelligence gathering and compilation. To achieve this objective, we have implemented a business strategy incorporating the following key elements:

—	Refine and Broaden Product Line. We have identified the security needs of our customers and intend to enhance our current products and develop new products to meet those needs. We intend to continue to focus on developing new products, expanding the capabilities of existing products and making customized enhancements for specific projects.

—	Enter New Markets and Strengthen Presence in Existing Markets. We intend to continue to penetrate new geographic markets by various means, including the establishment of alliances with local distributors and international integrators of security systems. We also intend to increase our marketing efforts in our existing markets and to acquire or invest in complementary, including competitive, businesses, products and technologies.

—	Leverage Existing Customer Base; Cross-Market Products. We believe that we have the capability to offer certain of our customers a comprehensive security package. As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications. We intend to expand the depth and breadth of our existing customer relationships while initiating similar new relationships

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

        Our line of perimeter security systems utilizes sophisticated sensor devices to detect and locate intruders and identify the nature of intrusions. Our perimeter security systems have been installed along thousands of kilometers of borders and facility boundaries throughout the world, including more than 600correctional institutions in the United States and correctional institutions in several other countries. In addition, we have installed several hundred kilometers of high security electronic perimeter systems along Israel’s borders.

        Our line of perimeter security systems consists of the following:

—	taut wire perimeter intrusion detection systems;

—	vibration detection systems;

—	field disturbance sensors;

—	video analytics and video motion detection systems;

—	the MTC-1500E and the MSS-1500 thermal and optical cameras;

—	buried cable sensors; and

—	copper wire sensors.

Taut Wire Perimeter Intrusion Detection Systems

        Our taut wire perimeter systems consist of wire strung at high tension between anchor posts. Sensor posts are located at the middle between anchor posts. These sensor posts contain one or more devices that detect changes in the tension being exerted on and by the taut wires. Any force applied against these wires or released from them (such as by cutting) that is not within the parameters designed into the sensors themselves or programmed into the central control units, automatically triggers an alarm. We use taut wire perimeter systems as both an integral component of intruder detection systems and as a physical barrier to infiltration.

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

Field Disturbance Sensors

        We offer a number of types of field disturbance sensors that detect intrusions before the intruder touches the sensor. Our line of field disturbance sensors consists of the following:

—	The Intelli-Field volumetric electronic field disturbance sensor can be installed outdoors on perimeter systems, buildings or as free-standing units. The Intelli-Field system is sold for approximately $95-$160 per meter. Omnitrax is a fifth generation, covert outdoor perimeter security intrusion detection sensor that generates an invisible radar detection field around buried sensor cables. An alarm is emitted and the exact location identified within one meter if an intruder disturbs the field. Targets are detected by their conductivity, size and movement and the digital processor is able to filter out common alarms caused by environmental conditions and small animals. The Omnitrax system is sold for approximately $40-$60 per meter.

—	X-Field is a terrain following, volumetric sensor that creates an electrostatic field around a set of four or eight parallel field and sense wires. These wires can be mounted on free-standing poles, existing fences, walls or rooftops and will sense changes, via the processor, in the electrostatic field when events such as intruders penetrating through the wires take place. The system’s tall, narrow, well contained detection zone allows the sensor to be installed in almost any application and minimizes nuisance alarms caused by nearby moving objects. The X-Field system is sold for approximately $100-$130 per meter.

        We have installed high-security taut wire electronic perimeter systems over several hundred kilometers of Israel’s borders and have sold a number of our high-security perimeter systems to protect other locations in Israel, including Ben-Gurion International Airport, facilities of Israel Aircraft Industries Ltd., or IAI, and the Israel Electric Company, industrial plants, prisons, refineries, ports and military bases. Outside Israel, our high-security perimeter systems have been purchased to protect various sites, including military installations, airports, ports, refineries, conventional and nuclear power stations, oil tank farms, industrial facilities, storage areas and warehouses, royal palaces and presidential residences in various European countries, North America, South America, Africa and the Far East.

        Currently, airport security activities concentrate almost exclusively on screening passengers and luggage within the airport terminal in connection with passenger check-in. We are aware of only a few airports in the world which currently have high-security perimeter protection systems to prevent infiltrators from reaching the airport’s grounds from outside. Few of these airports utilize a system manufactured by us. In marketing our high-security perimeter systems, we target authorities responsible for airport security. To date, we have sold and installed perimeter systems at certain airports in Israel, Europe, the United States and the Far East. We are continuing to negotiate with authorities in several other countries to install our perimeter systems around airports. However, we cannot assure you that any revenues will result from these negotiations.

        Our high-security perimeter systems offer prison authorities the opportunity to address an escape attempt in real-time, rather than at the next roll call, which may be several hours after the escape. Our high-security perimeter systems have already been installed in prisons in Australia, Europe, Israel, North America, South America and the Far East.

        The IDF has tested our perimeter security products along with those of several of our competitors and our system and two competitor’s systems were the only systems to be approved for participation in the MOD’s bid for perimeter security systems.

Video analytics and video motion detection systems

        The DreamBox is a state-of-the-art embedded hardware and software product, which integrates a number of CCTV related applications into one box. The system is designed to be economical, as well as compact to save space, by avoiding the use of a complicated cable installation and integration. It contains 12 different applications, including a digital video and audio recording, video and audio matrix switcher, outdoor and indoor video motion detection, or VMD, system, security management system, or SMS, and a transmission system.

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

        We refer to the DreamBox’s target market as an “add-on” market for us, and believe that this product is substantially broadening our target markets. One of the DreamBox’s applications has allowed us to enter the field of digital video recording.

MTC-1500E

        The MTC-1500E is an integrated thermal/daylight camera designed for strategic sites and secured areas such as borders, airports, seaports, pipelines, refineries, communication centers, prisons, special operations and municipal surveillance. The all-weather sealed unit provides high resolution multi-sensor monitoring, utilizing an electro-optical video system, which combines a micro bolometric thermal camera for night vision and a CCD camera for daylight use. This solution is able to detect human targets from more then 1500 meters under variable lighting, temperature and weather conditions, day or night, from sub-zero to very high temperatures, in rain, dust, sand or fog.

MSS-1500

        The MSS-1500 is a rapidly-deployable, flexible, high-definition, surveillance system for use by surveillance and security forces. It monitors situations and detect intrusions and suspicious movements through high-quality optical and thermal cameras having a continuous operating capability of over four hours. The MSS-1500 is a stand-alone system consisting of a remote observation unit, self-sufficient power supply and command center. The system may be set up and be fully deployed in just four minutes. It is a vital resource in special surveillance situations, including criminal investigation, crowd and riot control and border patrol.

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

MagNet Security Management System

        MagNet, our security management system, integrates the management, control and display of various security systems into a single, real-time database. MagNet, which is based on computer communications and controlled by a unique server developed by us, converts real-time data received from field units, analyzes that data and transmits operational commands accordingly. It also generates alarms to indicate problems with any connected security system and provides explanations as to the causes of the alarms. MagNet displays video pictures of the alarm source, using an advanced video matrix with a user-friendly interface. The operational commands transmitted by MagNet are routed back to the field units or to operator workstations, which then convert these commands to visual information and allow the system operator to respond and influence the system’s operation.

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

        The system creates a unified and interactive intelligence picture – drawing data from all sensors, while displaying the movement of security personnel in the field and adding other relevant information, such as video from various sources, auxiliary services and weather conditions. This combined picture, which is continuously updated, is sent by the central command to all security personnel in the command chain, and serves as a unified basis for operational planning and allocation of tasks. Using advanced technology, Fortis provides the security officer with a graphical command tool, which updates the location details and video view of the alerting area, while simultaneously enabling a constant watch over security personnel movements, thus optimizing the operational response.

        Fortis’ target markets include governmental, institutional and large sensitive facilities, such as borders, airports, hospitals, power plants and water sources, as well as large manufacturing facilities requiring real-time control and protection.

Pipeline Security Systems

        As of end of 2008, there were an estimated three million miles of unprotected oil and gas pipelines worldwide. Although the need for securing these pipelines has been strongly recognized by the oil and gas industry for years, and in spite of increasing threats since the events of 9/11 and current instability in Iraq and elsewhere in the Middle East, there was no effective solution for securing buried pipes against damage caused by terror, sabotage, theft or other third party threats. We have identified the demand and have implemented a technology aimed at meeting this challenge. PipeGuard, our pipeline security system, provides a solution for securing buried assets and infrastructure, including oil and gas pipelines and buried communication lines such as fiber optic cables.

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

        PipeGuard’s target market includes oil and gas companies, owners and operators of pipelines or communication cables and governmental agencies dealing with security and environment. By answering the challenge of securing pipelines, we offer a total security solution for the oil and gas industry – from the oil field to the refineries.

        In addition, we market and sell PipeGuard to banks, to protect them from underground intrusions. Following a long and thorough market study, we determined that one of the major physical threats that banks worldwide currently face are robberies of valuables contained in safes located below ground by the digging of tunnels beneath the bank’s building. PipeGuard has the ability to prevent underground intrusions into bank buildings and break-ins into bank’s safes and other secure areas.

        PipeGuard combines well proven sensors, geophones, with advanced edge of technology recognition algorithm capabilities based on the analysis of seismic signals, effectively filtering out false alarms. Using state of the art communications technology enables the filtering of signals and transmission of only predefined signals to the control station.

Personal Emergency Location Systems

        Our products deliver high reliability personal portable duress alarm systems to protect personnel in correctional facilities. These products identify individuals in distress and can pinpoint the location of the distress signal with an indoor-to-outdoor and floor-to-floor accuracy unmatched by any other product.

        Flash Personal Emergency Alarm Systems, or Flash, and Flare Personal Emergency Locating Systems, or Flare, use radio frequency technology to provide a one touch emergency system that is so small it can be worn on a belt. The systems, sold mainly to correctional facilities, consist of transmitters that send distress signals to receivers mounted throughout the building. Receivers relay the signal to a central location indicating someone requires assistance and their location in the building. The systems employ automated testing procedures that help to reduce maintenance costs. The hardware and software was developed and researched in the United States and competes against infrared and ultrasonic technologies.

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

        We have marketing and sales offices located in Herndon, Virginia (in the Washington D.C. metropolitan area), Ottawa, Canada, Cuernavaca, Mexico, the United Kingdom, Germany, China and Israel. These offices serve the growing needs of local, state and federal homeland security requirements. These offices focus exclusively on providing a comprehensive security architecture for perimeter applications, which is comprised of command and control, physical security sensors, and intelligent video. The office hosts a “solution center” demonstrating several of our advanced sensor solutions for intrusion detection, pipeline infiltration, intelligent video surveillance, multi-sensor command and control, as well as integration of our leading perimeter sensors, with advanced intelligent video for real time decision support on the response to possible intrusions.

Perimeter Intrusion Detection Systems

        We generally sell our perimeter intrusion detection systems to distributors and systems integrators for various geographic territories or for specific projects. These distributors and system integrators then resell these products at prices negotiated with their respective customers. In some cases, however, we pay commissions on these third-party sales either to the distributor or to the sales representatives responsible for facilitating the transaction. In addition to marketing activities, some of our distributors and system integrators also provide installation and maintenance services for our products. We currently have over 50 distributors and system integrators who resell these systems. We occasionally use agents to find suitable distributors and pay finders’ fees to these agents for their services.

Security Management and Control Systems, DreamBox and Turnkey Projects

        Our marketing efforts for our security management and control systems, DreamBox and turnkey projects consists of direct contacts with potential customers. We offer the MagNet, Fortis and DreamBox products primarily as part of comprehensive turnkey project solutions or, at the customer’s preference, as stand-alone products. We distribute our systems in the United States and Canada through our U.S. and Canadian subsidiaries.

Pipeline Security Systems

        The target markets for our pipeline security systems include oil and gas companies, owners and operators of pipelines or communication cables and governmental agencies engaged with security and environment issues.

Personal Emergency Location Systems

        We market our personal emergency location systems directly to potential customers, mainly correctional facilities in North America.

        The following table shows the breakdown of our consolidated revenues for the calendar years 2006, 2007 and 2008 by operating segment:

	Year Ended December 31,
	2006	2007	2008
	(In thousands)

Perimeter products	$47,186	$43,781	$41,126
Turnkey projects	16,167	28,167	28,977
Other	247	427	252

Total	$63,600	$72,375	$70,355

Customers

        The following table shows the geographical breakdown of our consolidated revenues for the calendar years 2006, 2007 and 2008:

	Year Ended December 31,
	2006	2007	2008
	(In thousands)

Israel	$26,385	$15,663	$12,097
North America	14,176	14,869	15,648
Europe	9,793	18,342	15,603
South and Latin America	7,456	6,818	4,542
Africa	321	10,879	14,569
Others	5,469	5,804	7,896

Total	$63,600	$72,375	$70,355

        For the years ended December 31, 2007 and 2008, one customer accounted for 13.4% and 18.8%, respectively, of our revenues. In addition, for the years ended December 31, 2006, 2007 and 2008, revenues generated from sales to the MOD and IDF, accounted for 33.7%, 13% and 8.8%, respectively, of our revenues. We cannot assure you that the MOD, IDF or any of our other major customers will maintain their volume of business with us or that, if such volume is reduced, other customers generating similar revenues will replace the lost business. The loss of one or more of these existing customers without replacement by a customer or customers of similar volume would have a material adverse effect on our financial results.

Support and Maintenance

        Our systems are installed by us or by the customer after appropriate training, depending on the size of the specific project and the location of the customer’s facilities, as well as on the customer’s prior experience with our systems. We generally provide our customers with training on the use and maintenance of our systems. This training is conducted either on-site or at our facilities. In addition, some of our local perimeter security systems customers have signed maintenance contracts with us. For systems installed outside of Israel, maintenance is provided by an independent third party, by distributors or by the end-user. We also provide services, maintenance and support on an “as needed” basis.

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

        During 2008, we derived approximately 6.5% of our total revenues from maintenance and services. We generally provide a 12 to 24 months warranty on most of our products.

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

        Our research and development expenses during 2006, 2007 and 2008 were approximately $5.5 million, $5.9 million and $6.4 million, respectively, which were offset by Canadian investment tax credits of approximately $162,000 , $160,000 and $234,000, respectively. In addition to our own research and development activities, we also acquire know-how from external sources. We cannot assure you that any of our research and development projects will yield profitable results.

        We have the following two development centers, each of which develops products and technologies based on its area of expertise:

—	In Israel – we develop a wide range of products including our taut wire, mechanical vibration, video and high-end SMS systems and PipeGuard; and

—	In Canada – we develop our leaky coax radar, triboelectric and fiber-optic fence sensors, electrostatic volumetric detection, medium to high-end control systems, personal emergency location systems, microwave detection, personal alarm systems and small to medium control systems.

Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor

        We have historically sought co-financing of our development projects from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS. We are obligated to pay royalties to the OCS, amounting to 3% to 4.5% of revenues derived from sales of the products funded with these grants and ancillary services, up to an amount equal to 100% of the grants received, linked to the U.S. dollar. All grants received after January 1, 1999 also bear interest equal to the 12 month LIBOR rate. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales, no payment is required. We paid royalties amounting to $79,000, $143,000 and $125,000 in the years ended December 31, 2006, 2007 and 2008, respectively. As of December 31, 2008, our aggregate contingent obligation to the OCS amounted to $1.37 million.

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

Manufacturing and Supply

        Our manufacturing operations consist of designing and developing our products, fabricating and assembling components and finished products, quality control and final testing. Substantially all of our manufacturing operations are currently performed at our plant in Yehud, Israel and in Ottawa, Canada. See Item 4D., “Information on the Company – Property, Plants and Equipment.”

        We acquire most of the components utilized in our products, including our turnkey products, and certain services from a limited number of suppliers and subcontractors. We cannot assure you that we will continue to be able to obtain such items from these suppliers on satisfactory terms. Alternative sources of supply are available, and therefore, we are not dependent upon these suppliers and subcontractors. We also maintain an inventory of systems and spare parts in order to enable us to overcome potential temporary supply shortages until an alternate source of supply is available. Nevertheless, temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results.

        Our North American manufacturing operations are located at our facility in Carp, Ontario, Canada and consist of design and development, assembly, final testing and quality control. We use local subcontractors for producing and mounting our printed circuit board assemblies. Prior to May 31, 2009, our U.S. manufacturing operations were located at our facility in Fremont, California, at which time such operations were integrated into our manufacturing operations located in Carp, Ontario, Canada.

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

        Several companies, including Elbit Systems Ltd., Elfar Ltd. and RB-Tec Ltd. in Israel, and Del-Norte Security, Detektion Security Systems Inc., Geoquip Ltd., Herras, Remsdaq, Siemens AG and Southwest Microwave Inc. outside of Israel, produce high-security detection systems.

        There are a number of companies that have developed video motion detection systems, including Bosch, Geutebruck GmbH, Ioimage Ltd., Nice Systems Ltd., ObjectVideo Inc., Siemens AG and Xtralis.

        We believe that our principal competitors for Dreambox systems are DVTel Inc, Indigo, Nice Systems Ltd. and Verint Systems Inc.

        We believe that our principal competitors for security management and control systems and turnkey project offerings include, among others, Dornier, EADS N.V., Elbit Systems Ltd., Honeywell Inc., Lockheed Martin Corporation, Rafael Advanced Defense Systems Ltd, Raytheon Company, Siemens AG, Thales and 4D.

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

Intellectual Property Rights

        We have approximately 46 patents issued and have patent applications pending in the United States and in several other countries and have obtained licenses to use proprietary technologies developed by third parties. We cannot assure you:

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

        We have trademark rights associated with our use of Flash and Intelli-FLEX, and rights obtained by trademark registration for Flare, Perimitrax, Panther, Intelli-FIELD, Senstar, Senstar-Stellar and the Senstar-Stellar logo, Sentrax, Omnitrax, Xfield, DTR ,DreamBox and the Magal logo.

Government Regulations

        Israel’s defense export policy regulates the sale of a number of our systems and products. Current Israeli policy encourages export to approved customers of defense systems and products, such as ours, as long as the export is consistent with Israeli government policy. A license is required to initiate marketing activities. We are also required to obtain a specific export license for any hardware eventually exported from Israel. We cannot assure you that we will receive all the required permits and licenses for which we may apply in the future.

        In 2007, an Israeli law regulating export of “dual use” items (items that are typically sold in the commercial market, but that also may be used in the defense market) came into effect. In addition, a new Defense Export Control Law was adopted in 2007 and the law’s supplemental regulations became effective in February 2008. The new regulations and law enhance enforcement of export control legislation, provide certain exemptions from license requirements and broaden certain areas of licensing, particularly with respect to transfer of technology. In addition, our participation in governmental procurement processes in Israel and other countries is subject to specific regulations governing the conduct of the process of procuring defense contracts. Furthermore, solicitations for procurements by governmental purchasing agencies in Israel and other countries are governed by laws, regulations and procedures relating to procurement integrity, including avoiding conflicts of interest and corruption in the procurement process.

        In addition, antitrust laws and regulations in Israel and other countries often require governmental approvals for transactions that are considered to limit competition. Such transactions may include cooperative agreements for specific programs or areas, as well as mergers and acquisitions.

C.	Organizational Structure.

        We, or one of our subsidiaries, own 100% of the outstanding capital stock of subsidiaries operating in Canada, the United States, Germany, Mexico, the United Kingdom and Romania.

D.	Property, Plants and Equipment.

        Our principal facility in Israel is a two-story 2,533 square meter facility located on a 4,352 square meter parcel in the Yehud Industrial Zone. Approximately 600 square meters are devoted to administrative, marketing and management functions and approximately 700 square meters are used for engineering, system integration and customer service. We use the remaining 1,233 square meters for production management, production operations, including manufacturing, assembly, testing, warehousing, shipping and receiving. In accordance with Israeli law, this parcel of land is still registered in the name of the Israel Land Authority. However, we have received the necessary approval and will be entitled to have title to the property recorded in our name when Israeli authorities subdivide the property into parcels. Such subdivision has been concluded and we are now in the final stages of the recordation. This procedure is a statutory requirement for transferring land ownership in Israel. In 2007, we entered into a lease for a one-story 810 square meter facility located on a 1,820 square meter parcel in the Yehud Industrial Zone for $80,000 per year for use in production and operations. The lease is for a period of 23 years. The products that we manufacture at our facilities in the Yehud Industrial Zone include our taut-wire intrusion detection systems, our vibration detection systems, our video-motion detection systems, MagNet, Fortis, DreamBox, PipeGuard, MTC-1500, MSS-1500 and other perimeter systems.

        We own a 33,000 square foot facility in Carp, Ontario, Canada. Approximately 7,000 square feet are devoted to administrative, marketing and management functions and approximately 8,000 square feet are used for engineering, system integration and customer service. We use the remaining 18,000 square feet for production operations, including cable manufacturing, assembly, testing, warehousing, shipping and receiving. We own an additional 182,516 square feet of vacant land adjacent to this property, which is being held for future expansion. We also rent 358,560 square feet of land near this facility for use as an outdoor sensor test and demonstration site for our products including the Perimitrax/Panther 2000 and Omnitrex buried cable intrusion detection systems, the Intelli-Field electro static detection system, the X-Field volumetric system the Intelli-FLEX microphonic fence detection system, Flash and Flare, and various perimeter monitoring and control systems. The rent for this site is Canadian $2,500 per year under a lease that expires in November 2009, which is renewable for an additional ten years. In addition, we lease a 1,900 square foot facility adjacent to our Carp, Ontario property for Canadian $20,000 per year for use as additional storage and system integration space under a month to month tenancy.

        We own a 20,000 square foot facility in Fremont, California that formerly served as a manufacturing and sales facility. We are currently seeking to sell this facility.

        We lease 2,793 square feet of office space in Herndon, Virginia at a cost of $5,754 per month. The lease commenced on December 1, 2006 and will terminate on November 30, 2010. We utilize this space, which houses marketing demo rooms, as a sales office for our U.S. subsidiary.

        We also lease small offices in Germany, the United Kingdom, Mexico and Romania for our sales and marketing entities. The aggregate annual rent for such offices was approximately $0.2 million in 2008.

        We believe that our facilities are suitable and adequate for our current operations and the foreseeable future.

ITEM 4A.	Unresolved Staff Comments

        None.

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

A.	Operating Results.

Overview

        We develop, manufacture, market and sell complex computerized security systems. Our systems are used in more than 75 countries to protect aircraft, national borders and sensitive facilities, including military bases, power plant installations, airports, postal facilities, prisons and industrial locations from terrorism, theft and other security threats. Our revenues are principally derived from:

—	installation of comprehensive security systems for which revenues are generated from long-term fixed price contracts;

—	sales of security products; and

—	services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts.

Business Challenges/Areas of Focus

        Our recently acquired European subsidiary is engaged in turn-key projects in Africa. These projects are executed with the assistance of a local subcontractor. Due to lack of management and financial skills of the subsidiary’s employees and to limited physical access to these projects sites, the European subsidiary encountered difficulties in the evaluation of the operating results of these projects during their respective execution periods, as well as in the measurement of the expected costs and resources that will be necessary to complete them. Insufficient managerial oversight by the local subcontractor created additional burdens on the subsidiary’s management, affecting its ability to complete these projects. Due to the foregoing reasons and the inherent difficulty in managing projects in Africa, our European subsidiary may encounter difficulties in the collection of the revenues associated with such projects. The difficulties described may also cause delays in the completion of these projects and may result in the imposition of penalties and the extension of warranties. Any such occurrence could have a material adverse effect on our business, financial condition and results of operations.

        In addition to the above, our primary business challenges and areas of focus include:

—	continuing the growth of revenues and profitability of our perimeter security system line of products;

—	enhancing the introduction and recognition of our new products into the markets;

—	penetrating into new markets and strengthening our presence in existing markets; and

—	succeeding in selling our comprehensive turnkey solutions.

        Our business is subject to the effects of general global economic conditions. If general economic conditions fail to improve, or if they deteriorate, demand for our products could be adversely affected.

Key Performance Indicators and Sources of Revenues

        Our management believes that our revenues, sources of revenues and operating income are among the key performance indicators for our business. Our revenues from our principal lines of business for the three years ended December 31, 2006, 2007 and 2008 were as follows:

	Year Ended December 31,
	2006	2007	2008
	(In thousands)

Perimeter products	$47,186	$43,781	$41,126
Turnkey projects	16,167	28,167	28,977
Other	247	427	252

Total	$63,600	$72,375	$70,355

        Our operating income (loss) from our principal lines of business for the three years ended December 31, 2006, 2007 and 2008 were as follows:

	Year Ended December 31,
	2006	2007	2008
	(In thousands)

Perimeter products	$3,070	$2,421	$(9,103)
Turnkey projects	935	506	(19,485)
Other	(138)	(193)	7
Eliminations	(31)	(28)	-

Total	$3,836	$2,706	$(28,581)

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

        Our gross margin is affected by the proportion of our revenues generated from perimeter products, turnkey projects and other. Our revenues from perimeter products generally have higher gross margins than our other segments.

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

        General and administrative expenses. Our general and administrative expenses consist primarily of salary and related costs associated with our executive and administrative functions, legal and accounting expenses, allowances for doubtful accounts and bad debts and other miscellaneous expenses. Staff costs include direct salary costs and related costs, such as severance pay, social security and retirement fund contributions, vacation and other pay.

        Depreciation and Amortization. The amount of depreciation and amortization attributable to our business segments for the years ended December 31, 2006, 2007 and 2008 are as follows:

	Year Ended December 31,
	2006	2007	2008
	(In thousands)

Perimeter products	$1,070	$1,087	$1,078
Turnkey projects	133	966	1,985
Other	-	2	-

Total	$1,203	$2,055	$3,063

        Financial Expenses, Net. Financial expenses, net include exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the functional currency of each entity, interest charged on loans from banks as well as interest income on our cash and cash equivalents and short term investments.

        Tax expense. Tax expense consists of federal, state and local taxes on the income of our business. Our taxable income in Israel was subject to corporate tax at the statutory rate of 29% in 2007 and 27% in 2008. The applicable rate for 2009 is 26% and from 2010 onward the tax rate will be 25%.

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

Revenue Recognition

        We generate our revenues mainly from (i) installation of comprehensive security systems for which revenues are generated from long-term fixed price contracts; (ii) sales of security products; and (iii) services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts.

        Revenues from installation of comprehensive security systems are generated from fixed-price contracts, according to which the time between the signing of the contract and the final customer acceptance is usually over one year. Such contracts require significant customization for each customer’s specific needs and, as such, revenues from these types of contracts are recognized using contract accounting on a percentage of completion method. Accounting for long-term contracts using the percentage-of-completion method stipulates that revenue and expense are recognized throughout the life of the contract, even though the project is not completed and the purchaser does not have possession of the project. Percentage of completion is calculated based on the “Input Method.”

        Project costs include materials purchased to produce the system, related labor and overhead expenses and subcontractor’s costs. The percentage to completion is measured by monitoring costs and efforts devoted using records of actual costs incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. The amounts of revenues recognized are based on the total fees under the agreements and the percentage of completion achieved. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

        Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

        We believe that the use of the percentage of completion method is generally appropriate as we have the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, executed contracts include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and the terms of settlement, including in cases of terminations for convenience. In most cases we expect to perform our contractual obligations and our customers are expected to satisfy their obligations under the contract.

        Fees are payable upon completion of agreed upon milestones and subject to customer acceptance. Amounts of revenues recognized in advance of contractual billing are recorded as unbilled accounts receivable. The period between most instances of advanced recognition of revenues and the customers’ billing generally ranges between one to six months. As of December 31, 2008, we had recorded $5.1 million of such unbilled receivables.

        Although our basic accounting policy is percentage-of-completion, the completed-contract method is used for certain contracts when we cannot make reasonably dependable estimates for such contracts or if inherent hazards make estimates doubtful. Inherent hazards are conditions and events that do not occur in the normal course of business. Under the completed-contract method, billings and costs are accumulated on the balance sheet under the caption “cost incurred on long term contracts” while the contract is in progress, but no revenue is recognized until the contract is completed or substantially completed. When revenues and costs are recognized based upon substantial completion of the contract, an accrual is recorded for the estimated remaining costs to be incurred and for the estimated amounts of any unresolved claims or disputes related to the contract that are probable of payment. During 2008, we concluded that the projects in Africa are not typical compared to our other projects and identified inherent hazards related to these projects and a delay in payments from the customer. As a result, we concluded that we cannot make reasonably dependable estimates in order to calculate the percentage of completion of these projects and therefore, in 2008 we began to apply the completed contract method to these projects.

        We sell security products to customers according to customers’ orders without installation work. The customers are not entitled to return the products. Revenues from security product sales are recognized when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectibility is probable.

        Services and maintenance are performed under either fixed-price based or time-and-materials based contracts. Under fixed-price contracts, we agree to perform certain work for a fixed price. Under time-and-materials contracts, we are reimbursed for labor hours at negotiated hourly billing rates and for materials. Related revenues from such service contracts are recognized as those services are performed or over the term of the related agreements, provided that evidence of an arrangement has been obtained, fees are fixed and determinable and collectibility is reasonably assured.

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

Inventories

        Inventories are stated at the lower of cost or market value. We periodically evaluate the quantities on hand relative to historical and projected sales volumes, current and historical selling prices and contractual obligations to maintain certain levels of parts. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories, market prices lower than cost and adjusted revenue forecasts. Cost is determined as follows:

—	Raw materials, parts and supplies – using the “first-in, first-out” method.

—	Work-in-progress and finished products – on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

        During 2006, 2007 and 2008, we recorded inventory write-offs from continuing operations in the amounts of $760,000, $646,000 and $2.0 million, respectively. Such write-offs were included in cost of revenues.

Income taxes

        We account for income taxes in accordance with Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standard, or SFAS, No. 109, “Accounting for Income Taxes.” This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

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

        At December 31, 2008, we had a deferred tax asset of $269,000 attributable to our subsidiaries and had total estimated available carryforward tax losses of $14.9 million. As of December 31, 2008, we recorded a full valuation allowance on these carryforward tax losses due to the uncertainty of their future realization. As of December 31, 2008, our subsidiaries had estimated total available carryforward tax losses of $9.1 million, which may be used as an offset against future taxable income for periods ranging between 13-20 years. As of December 31, 2008, we recorded a valuation allowance for most of our subsidiaries’ carryforward tax losses due to the uncertainty of their future realization. Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Goodwill

        Goodwill represents excess of the costs over the net fair value of the assets of the businesses acquired. FASB SFAS No. 142, “Goodwill and Other Intangible Assets” requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized. SFAS 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reportable units. During 2005, 2006 and 2007, no impairment losses have been identified.

        In 2008, following our annual impairment test of goodwill, we determined that the fair value of our European subsidiary had decreased and that as a result, goodwill in the amount of $8.4 million established in connection with its acquisition in September 2007 had been impaired. Following the 2008 annual impairment test, we also determined that the fair value of our U.S. subsidiary had significantly declined and that as a result, goodwill in the amount of $2.4 million attributable to the subsidiary had been impaired. During 2006 and 2007, no impairment losses were identified.

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

        During 2006 and 2007, no impairment losses were identified. In 2008, we determined that intangible assets attributable to customers of our European subsidiary in the amount of $1.7 million had been impaired, and as a result, we recorded an impairment charge of $1.7 million attributable to such intangible assets. As of December 31, 2008, following such impairment, we had $2.5 million of intangible assets attributable to customers of our European subsidiary. In addition, impairment of other intangible assets amounted to approximately $350,000 in 2008 attributable to the write-off of certain know-how.

Functional Currency and Financial Statements in U.S. Dollars

        We have determined that our reporting currency is the U.S. dollar. As of October 1, 2006, our functional currency changed from the U.S. dollar to NIS. Translation adjustments resulting from translating our financial statements from NIS to the U.S. dollar are reported as a separate component in shareholders’ equity. As of December 31, 2006, 2007 and 2008 our foreign currency translations totaled $297,000, $2.6 million and $3.3 million, respectively.

        Accordingly, as of December 31, 2006, 2007 and 2008, we recorded accumulated foreign currency translation income of approximately $2.3, $5.8 million and $2.5 million, included in our balance sheets as part of “accumulated other comprehensive income.” As of 2006, 2007 and 2008, foreign currency translation adjustments, net of ($72,000), $3.5 million and ($3.4 million), respectively, were included under “accumulated other comprehensive income.” Had we determined that the functional currency of our subsidiaries (not including our U.S. subsidiaries) was the U.S. dollar, these gains would have increased our income for each of the years presented.

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

        Of our cash and cash equivalents, marketable securities and short-term and long-term bank deposits at December 31, 2008, $ 14.6 million was invested in major Israeli and U.S. banks and approximately $10.4 million was invested in other banks, mainly with Deutsche Bank, Commerzbank, Leutkircher Bank, Natwest Bank and RBC Royal Bank. Cash and cash equivalents invested in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally these deposits maybe redeemed upon demand and therefore bear low risk. Our marketable securities include investments in U.S. corporate bonds.

        The short-term and long-term trade receivables and the unbilled accounts receivable of our company and our subsidiaries are derived from sales to large and solid organizations located mainly in Israel, the United States, Canada, Mexico and Europe. We perform ongoing credit evaluations of our customers and to date have not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that we have determined to be doubtful of collection and in accordance with an aging policy. In certain circumstances, we may require letters of credit, other collateral or additional guarantees. During the years ended December 31, 2006, 2007 and 2008, we recorded $138,000, ($68,000) and $1,223,000 of expenses (income) related to doubtful accounts, respectively. The increase in expenses related to doubtful accounts in 2008 is primarily a result of the recent global economic downturn, which has had an adverse influence on the liquidity of some of our clients. As of December 31, 2008, our allowance for doubtful accounts amounted to $1.5 million.

        A loan granted to a third party entity in connection with a possible future cooperation between us and the entity is secured by a personal guarantee of the beneficial owner of the entity. However, we evaluated the anticipated repayment of the loan and due to anticipated difficulties in implementation of the projects for which the loan was provided, we estimated that 50% of the loan will not be repaid and therefore, recorded a provision of $550,000 attributable to the loan. See Note 11h to the consolidated financial statements.

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

        To protect against the change in the forecasted foreign currency cash flows of certain sale arrangements resulting from changes in the exchange rate, from time to time we have entered into forward contracts to hedge portions of our forecasted revenue and unbilled accounts receivable denominated in foreign currencies. We have designated the forward instruments as cash flow hedges for accounting purposes.

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

        On October 1, 2006, we changed our functional currency from the U.S. dollar to NIS. Changes in the fair value of the forward contracts from October 1, 2006 were charged to financial expenses. We recorded $915,000, $666,000 and $291,000 as financial expenses related to forward contracts transactions in 2006, 2007 and 2008, respectively.

Fair value of financial instruments

        The following methods and assumptions were used by us and our subsidiaries in estimating the fair value of our financial instruments:

—	the carrying amounts of cash and cash equivalents, marketable securities, short-term bank deposits, trade receivables, unbilled accounts receivable, restricted deposits, short-term bank credit and trade payables approximate their fair value due to the short-term maturity of such instruments.

—	the carrying amount of our long-term trade receivables and long-term bank deposits approximate their fair value. The fair value was estimated using discounted cash flows analysis, based on our investment rates for similar types of investment arrangements.

—	the carrying amounts of our long-term bank debt are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. As of December 31, 2008, the fair value of our long-term borrowings was approximately $3.0 million, compared to the carrying amount of approximately $3.1 million.

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

Results of Operations

        The following table presents, for the periods indicated, certain financial data expressed as a percentage of revenues:

	Year Ended December 31,
	2006	2007	2008
	(in thousands, except per share data)

Revenues	100.0%	100.0%	100.0%
Cost of revenues	59.0	60.0	69.9

Gross profit	41.0	40.0	30.1

Operating expenses:
Research and development, net	8.0	8.0	8.8
Selling and marketing, net	18.0	18.0	24.4
General and administrative	9.0	9.0	15.5
Impairment of goodwill and other intangible assets	-	-	18.3
Post employment and termination benefits	-	1.2	3.7
Operating income (loss)	6.0	3.8	(40.6)
Financial expenses, net	(1.0)	(3.0)	(2.9)
Income (loss) before income taxes	5.0	0.8	(43.5)
Income taxes	2.0	0.5	2.3

Income (loss) from continuing operations	3.0	0.3	(45.8)
Income (loss) from discontinued operations, net	(2.0)	2.3	(0.5)

Net income (loss)	1.0%	2.6%	(46.3)%

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

        Revenues. Revenues decreased by 2.8% from $72.4 million in the year ended December 31, 2007 to $70.4 million in the year ended December 31, 2008. Revenues from sales of perimeter systems decreased by 6.1% from $43.8 million in 2007 to $41.1 million in 2008, primarily due to a reduction in sales in Israel and the United States as a result of the global economic slowdown and reduced spending in the U.S. market. Revenues from security turnkey projects increased by 2.9% from $28.2 million in 2007 to $29.0 million in 2008. The increase is primarily attributable to revenues generated by our European integration subsidiary that was acquired in September 2007. This increase was offset in part by the cancellation and postponement of certain projects in Latin America. Other revenues (mostly service revenues and revenues derived from newly developed products) decreased by 41% from $427,000 in the year ended December 31, 2007 to $252,000 in 2008. As revenues attributable to our European subsidiary are now recognized in accordance with the completed-contracts accounting method, we are unable to provide a projection for our revenues in 2009.

        Cost of revenues. Cost of revenues increased by 13.1% from $43.5 million in the year ended December 31, 2007 to $49.2 million in the year ended December 31, 2008. The increase was primarily due to inventory write-off of $2.0 million in 2008 following the cancellation of a project in Latin America and the write-off of certain products and equipment associated with our North American research and development and manufacturing activities, compared to an inventory write-off $646,000 in 2007. In addition, our cost of revenues were adversely impacted by the appreciation of the NIS against the U.S. dollar in 2008, which increased the U.S. dollar value of our NIS denominated expenses by 12.8%. Following its acquisition in September 2007, our new European subsidiary also contributed to the increase in our cost of revenues in 2008. The gross margin of our other subsidiaries was adversely affected by a decrease in their revenues, while their cost of revenues decreased by a smaller percentage due to fixed costs. In 2008, our cost of revenues also include a loss provision attributable to two strategic projects that had a negative gross margin. Cost of revenues as a percentage of revenues increased from 60.1% in 2007 to 69. 9% in 2008, primarily as our new European subsidiary was responsible in 2008 for a greater portion of total revenues than in 2007, while its gross margin is relatively low. Our European subsidiary’s gross margin was adversely affected in 2008 by a 10% penalty provision netted from its revenues. Our cost of revenues as a percentage of revenues was also adversely impacted by the appreciation of the NIS against the U.S. dollar in 2008, as the percentage of our cost of revenues denominated in NIS is higher than the percentage of revenues denominated in NIS. As expenses attributable to our European subsidiary are recognized in accordance with the completed-contracts accounting method, we are unable to provide a projection for our cost of revenues in 2009.

        Research and development expenses, net. Research and development expenses, net increased by 7.5% from $5.8 million for the year ended December 31, 2007, to $6.2 million for the year ended December 31, 2008. The increase in research and development expenses is primarily attributable to the appreciation of the NIS against the U.S. dollar in 2008 that increased the U.S. dollar value of our NIS denominated expenses by 12.8%. In addition, we invested additional funds in the development and further improvement of our products in 2008, mainly the Fortis integrated command and control system. This increase was offset in part by a decrease in the number of our U.S. subsidiary’s research and development staff and by an investment tax credit recorded by our Canadian subsidiary. Research and development expenses, net amounted to 8.0% of revenues in 2007, compared to 8.8% in 2008. The research and development expenses of our Canadian subsidiary are net of investment tax credits, which totaled $160,000 in 2007 and $234,000 in 2008. We anticipate that our research and development expenses will not materially change in 2009.

        Selling and marketing expenses, net. Selling and marketing expenses, net increased by 32.9% from $12.9 million for the year ended December 31, 2007 to $17.2 million for the year ended December 31, 2008. The increase in selling and marketing expenses in 2008 was primarily due to the consolidation of our new European subsidiary as of September 2007. In addition, as a result of an increase in our European subsidiary’s revenues in 2008, the amortization of customer related intangible assets recorded in 2008 was higher than the amortization of customer related intangible assets recorded in 2007. Sales commission also increased in 2008 due to a different mix of revenues recorded in 2008 compared to 2007. The increase in selling and marketing expenses is also attributable to the appreciation of the NIS against the U.S. dollar in 2008, which increased the U.S. dollar value of our NIS denominated expenses by 12.8%. Selling and marketing expenses, net amounted to 17.9% and 24.4% of revenues in 2007 and 2008, respectively.

        General and administrative expenses. General and administrative expenses increased from $6.6 million for the year ended December 31, 2007 to $10.9 million for the year ended December 31, 2008, an increase of 66.0%. The increase in general and administrative expenses in 2008 was primarily due to an increase in our allowance for doubtful accounts of approximately $1.3 million as a result of the recent global economic downturn, which had an adverse affect on the liquidity of some of our customers. In addition, we recorded a provision of $550,000 related to a loan granted to a third party following our determination that the full amount of the loan will not be repaid. In 2008, costs associated with our compliance with the requirements of the Sarbanes-Oxley Act of 2002 (including the implementation of internal controls) and other audit expenses increased by approximately $600,000. The increase in general and administrative expenses is also attributable to the appreciation of the NIS against the U.S. dollar in 2008 that increased the U.S. dollar value of our NIS denominated expenses by 12.8%. General and administrative expenses amounted to 9.1% of revenues in 2007 compared to 15.5% in 2008.

        Impairment of goodwill and other intangible assets. In 2008, following our annual impairment test of goodwill and long lived assets, we determined that the fair value of our European subsidiary acquired in September 2007 had decreased and that as a result, goodwill in the amount of $8.4 million (including $3.3 million attributable to amounts prepaid on account of future earn-out payments) had been impaired. As a result, for the year ended December 31, 2008, we recorded a non-cash goodwill impairment charge of $8.4 million. In addition, we determined that $1.7 million of intangible assets attributable to customers of our European subsidiary had been impaired, and as a result, we recorded an impairment charge of $1.7 million. Following the 2008 annual impairment test, we also determined that the fair value of our U.S. subsidiary had significantly declined and that as a result, goodwill in the amount of $2.4 million attributable to the U.S. subsidiary had been impaired. Impairment of other intangible assets amounted to approximately $350,000 in 2008 attributable to the write-off of certain know-how. We did not record any impairment of goodwill and other intangible assets for the year ended December 31, 2007.

        Post employment and termination benefits. For the year ended December 31, 2008, we recorded a post employment and termination benefits expense of $2.6 million, or 3.7% of our total revenues, related to benefits payable to our former president and chief executive officer and other senior employees in connection with their retirement from their respective offices. For the year ended December 31, 2007, we recorded a post employment and termination benefits expense of $904,000, or 1.2% of our total revenues, related to benefits payable to the former chairman of our board of directors in connection with his retirement.

        Operating income (loss). We had operating income of $2.7 million for the year ended December 31, 2007 compared to an operating loss of $28.6 million for the year ended December 31, 2008. The operating income (loss) of our three business segments for the years ended December 31, 2007 and 2008 are as follows:

	Year Ended December 31,
	2007	2008
	(In thousands)

Perimeter products	$2,421	$(9,103)
Turnkey projects	506	(19,485)
Other	(193)	7
Eliminations	(28)	-

Total	$2,706	$(28,581)

        The operating income of our perimeter products segment decreased from $2.4 million for the year ended December 31, 2007 to an operating loss of $9.1 million for the year ended December 31, 2008, primarily as a result of the decrease in revenues of this segment, compared with a smaller decrease in cost of revenues due to the fixed-cost portion of our expenses. The decrease in 2008 is also due to a $2.8 million impairment of goodwill and other intangible assets charge, an increase in doubtful debt expenses and the appreciation of the NIS against the U.S. dollar in 2008, which increased our NIS denominated expenses by 12.8%. The operating income of our turnkey projects segment decreased from $506,000 in the year ended December 31, 2007 to an operating loss of $19.5 million in the year ended December 31, 2008, primarily as a result of a $10.1 million impairment of goodwill and customer related intangible assets charge attributable to our European subsidiary acquired in September 2007. In addition, we recorded a $2.5 million provision for penalties attributable to a project of our new European subsidiary. In 2008, we also recorded a loss provision attributable to two strategic projects that had a negative gross margin. The operating results from other operations improved from an operating loss of $193,000 for the year ended December 31, 2007 to operating income of $7,000 for the year ended December 31, 2008.

        Financial expenses, net. Financial expenses, net, decreased from $2.1 million for the year ended December 31, 2007 to $2.0 million for the year ended December 31, 2008, a decrease of 6.1%. The decrease was primarily due to a decrease in interest expenses, net, recorded on long and short-term debt, a decrease in forward contract losses and a decrease in foreign exchange losses compared with 2007. The decrease was offset in part by a loss of $955,000 attributable to our investments in marketable securities.

        Income taxes. We recorded an income tax expense of $373,000 for the year ended December 31, 2007 compared to an income tax expense of $1.6 million for the year ended December 31, 2008, primarily as a result of an increase in the valuation allowance that we recorded with respect to our carryforward tax losses in 2008. In 2008, we recorded a full valuation allowance with respect to our carryforward tax losses compared with a partial allowance recorded in 2007, due to the uncertainty of their future realization. The increase was offset in part by a decrease in tax expenses with respect to prior years.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

        Revenues. Revenues increased by 13.8% from $63.6 million in the year ended December 31, 2006 to $72.4 million in the year ended December 31, 2007. Revenues from sales of perimeter systems decreased by 6.1% from $47.2 million in 2006 to $43.8 million in 2007, a decrease of 7.2%, primarily as a result of a decrease in orders from the Israeli MOD, which was partly offset by increased orders from clients outside of Israel. Revenues from security turnkey projects increased by 74.2% from $16.2 million in 2006 to $28.2 million in 2007, primarily due to a $5.7 million project performed for the Israeli government and the acquisition of a European integration company in September 2007. Other revenues, mainly from services for screening pallets and newly developed products, increased by 72.9% from $247,000 in the year ended December 31, 2006 to $427,000 in the year ended December 31, 2007.

        Cost of revenues. Cost of revenues increased by 16.8% from $37.2 million in the year ended December 31, 2006 to $43.5 million in the year ended December 31, 2007, primarily as a result of the increase in revenues. Cost of revenues as a percentage of revenues increased from 58.5% in 2006 to 60.1% in 2007, primarily as a result of the increase in the turnkey projects segment of our business, which has a lower profit margin. In addition, we recorded a loss provision for one of the projects performed for the Israeli government. In our perimeter segment, our cost of sales was adversely affected by an increase in production costs.

        Research and development expenses, net. Research and development expenses, net increased from $5.4 million for the year ended December 31, 2006, to $5.8 million for the year ended December 31, 2007, an increase of 7.2%. The increase in research and development expenses is primarily attributable to the appreciation of the NIS and Canadian dollar against the U.S. dollar in 2007, which adversely affected research and development expenses denominated in such currencies, and to bonuses paid to employees in 2007. Research and development expenses, net amounted to 8.5% of revenues in 2006, compared to 8.0% in 2007. The research and development expenses of our Canadian subsidiary are net of investment tax credits, which totaled $162,000 in 2006 and $160,000 in 2007.

        Selling and marketing expenses, net. Selling and marketing expenses, increased from $11.6 million for the year ended December 31, 2006 to $12.9 million for the year ended December 31, 2007, an increase of 11.4%. The increase in selling and marketing expenses in 2007 was primarily due to the amortization of customer related assets attributable to the acquisition of the European integration company in September 2007. Selling and marketing expenses amounted to 18.2% and 17.9% of revenues in each of 2006 and 2007, respectively.

        General and administrative expenses. General and administrative expenses increased from $5.5 million for the year ended December 31, 2006 to $6.6 million for the year ended December 31, 2007, an increase of 18.3%. The increase in general and administrative expenses was due to expenses associated with our compliance with the requirements of the Sarbanes-Oxley Act, including the implementation of internal controls over financial reporting, and an increase in salaries and legal expenses. General and administrative expenses amounted to 8.7% of revenues in 2006 compared to 9.1% in 2007.

        Impairment of goodwill and other intangible assets. We did not record any impairment of goodwill and other intangible assets for the years ended December 31, 2006 and 2007.

        Post employment and termination benefits. For the year ended December 31, 2007, we recorded a post employment and termination benefits expense of $904,000, or 1.2% of our total revenues, related to benefits payable to the former chairman of our board of directors in connection with his retirement from such office. We did not record any post employment and termination benefits expense for the year ended December 31, 2006.

        Operating income (loss). Our operating income declined from $3.8 million for the year ended December 31, 2006 to $2.7 million for the year ended December 31, 2007. The operating income (loss) of our three business segments for the years ended December 31, 2006 and 2007 are as follows:

	Year Ended December 31,
	2006	2007
	(In thousands)

Perimeter products	$3,070	$2,421
Turnkey projects	935	506
Other	(138)	(193)
Eliminations	(31)	(28)

Total	$3,836	$2,706

        The operating income of our perimeter products segment decreased from $3.1 million in the year ended December 31, 2006 to $2.4 million in the year ended December 31, 2007, primarily as a result of the increase in production costs and the depreciation of the U.S. dollar against the NIS and the Canadian dollar, which adversely affected the U.S. dollar of our revenues denominated in such currencies. The operating results for our turnkey projects segment declined from an operating income of $935,000 in the year ended December 31, 2006 to operating income of $506,000 in the year ended December 31, 2007, primarily as a result of a loss incurred with respect to one of our major projects and the amortization of the customer related assets attributable to the acquisition of the European integration company in September 2007. The operating loss from our other operations increased from $138,000 in the year ended December 31, 2006 to $193,000 in the year ended December 31, 2007.

        Financial expenses, net. Financial expenses, net increased from $864,000 for the year ended December 31, 2006 to $2.1 million for the year ended December 31, 2007, an increase of 147.3%. Our financial expenses increased by $1.3 million, mainly due to the depreciation of the U.S. dollar against the NIS and the Canadian dollar, which caused an increase of foreign exchange losses, net of $1.1 million. In addition, interest on short-term bank credits increased by $648,000 due to the higher level of short-term loans incurred in 2007, which was offset in part by a decease in forward contracts loss of $249,000.

        Income taxes. We recorded income tax expenses of $943,000 for the year ended December 31, 2006 compared to income tax expenses of $373,000 for the year ended December 31, 2007. The decrease is primarily as a result of the decrease in our income before taxes. The effective tax rate increased to 65.6% for 2007 compared to 31.7% in 2006 due to the fact that we recorded a valuation allowance on losses of $765,000, as a result of the low likelihood that our deferred tax assets will be recovered from future taxable income.

Quarterly Results of Operations

        Our recently acquired European subsidiary is engaged in turn-key projects in Africa. These projects are executed with the assistance of a local subcontractor. Due to lack of managerial and financial skills of the subsidiary’s employees and to limited physical access to these projects sites, the European subsidiary encountered difficulties in the evaluation of the operating results of these projects during their respective execution periods, as well as in the measurement of the expected costs and resources that will be necessary to complete them. Insufficient managerial oversight by the local subcontractor created additional burdens on the subsidiary’s management, affecting its ability to complete these projects. During the fourth quarter of 2008, management concluded that the projects in Africa are not typical compared to our other projects and identified inherent hazards related to these projects. As a result, management decided to change the accounting method applied to these projects to the completed-contracts method and to revise the results of operations previously reported for the first three quarters of 2008.

        The following tables set forth certain unaudited quarterly consolidated statements of income data for the two years ended December 31, 2008, as revised, as well as the percentage of our revenues represented by each item. We prepare our unaudited quarterly consolidated financial statements on the same basis as our audited annual consolidated financial statements included elsewhere in this annual report and include all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of such information. The operating results for any quarter are not necessarily indicative of results for any future periods. You should read this information in conjunction with our consolidated financial statements, including the related notes, appearing in “Item 18 – Financial Statements.”

	Three months ended
	2007				2008
	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,
	(In thousands)

Revenues	$14,113	$14,091	$21,016	$23,155	$13,735	$11,319	$15,407	$29,894
Cost of revenues	7,732	7,650	13,291	14,837	8,900	5,897	10,932	23,476

Gross profit	6,381	6,441	7,725	8,318	4,835	5,422	4,475	6,418

Operating expenses:	-	-	-	-
Research and development, net	1,454	1,148	1,283	1,879	1,625	1,529	1,623	1,418
Selling and marketing, net	2,709	3,028	3,794	3,399	3,142	3,432	3,653	6,952
General and administrative	1,316	1,407	1,505	2,333	2,095	2,467	1,948	4,378
Impairment of goodwill and other
intangible assets	-	-	-	-	-	-	-	12,887
Post employment and
termination benefits	-	-	960	(56)	438	-	-	2,144

Total operating expenses	5,479	5,583	7,542	7,555	7,300	7,428	7,224	27,779

Operating income (loss)	902	858	183	763	(2,465)	(2,006)	(2,749)	(21,361)
Financial expenses, net	303	141	983	710	984	415	383	224

Income (loss) before income taxes	599	717	(800)	53	(3,449)	(2,421)	(3,132)	(21,585)
Income taxes (tax benefit)	148	280	749	(804)	(661)	(374)	258	2,395

Income (loss) from continuing
operations	451	437	(1,549)	857	(2,788)	(2,047)	(3,390)	(23,980)
Loss from discontinued operations,
net	(153)	(95)	(88)	2,022	(248)	(61)	(42)	(46)

Net income (loss)	298	342	(1,637)	2,879	(3,036)	(2,108)	(3,432)	(24,026)

	Three months ended
	2007				2008
	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,
	(As percentage of totals revenues)

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0
Cost of revenues	54.8	54.3	63.2	64.1	64.8	52.1	71.0	78.5

Gross profit	45.2	45.7	36.8	35.9	35.2	47.9	29.0	21.5

Operating expenses:
Research and development, net	10.3	8.1	6.1	8.1	11.8	13.5	10.5	4.7
Selling and marketing, net	19.2	21.5	18.0	14.7	22.9	30.3	23.7	23.3
General and administrative	9.3	10.0	7.2	10.0	15.3	21.8	12.6	14.6
Impairment of goodwill and other
intangible assets	-	-	-	-	-	-	-	43.1
Post employment and
termination benefits	-	-	4.6	(0.2)	3.2	-	-	7.2

Total operating expenses	38.8	39.6	35.9	32.6	53.2	65.6	46.8	92.9

Operating income (loss)	6.4	6.1	0.9	3.3	(18)	(17.7)	(17.8)	(71.4)
Financial expenses, net	2.2	1	4.7	3.1	7.2	3.7	2.5	0.8

Income (loss) before income taxes	4.2	5.1	(3.8)	0.2	(25.2)	(21.4)	(20.3)	(72.2)
Income taxes (tax benefit)	1	2	3.6	(3.5)	(4.8)	(3.3)	1.7	8.0

Income (loss) from continuing
operations	3.2	3.1	(7.4)	3.7	(20.4)	(18.1)	(22.0)	(80.2)
Loss from discontinued operations,
net	(1.1)	(0.7)	(0.4)	8.7	(1.8)	(0.5)	(0.3)	(0.2)

Net income (loss)	2.1%	2.4%	(7.8)%	12.4%	(22.2)	(18.6)	(22.3)	(80.4)

Seasonality

        Our operating results are characterized by a seasonal pattern, with a higher volume of revenues towards the end of the year and lower revenues in the first part of the year. This pattern, which is expected to continue, is mainly due to two factors:

—	our customers are mainly budget-oriented organizations with lengthy decision processes, which tend to mature late in the year; and

—	due to weather and other conditions, payments are often postponed from the first quarter to subsequent quarters.

        See also Item 3.D. “Key Information–Risk Factors.” Our revenues are dependent on government procurement procedures and practices, and because we receive large product orders from a relatively small number of customers, our revenues and operating results are subject to substantial periodic variations.

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

        We sell most of our products in North America, Europe and Israel. Our financial results, which are reported in U.S. dollars, are affected by changes in foreign currency. Our revenues are primarily denominated in U.S. dollars, Euros and NIS, while a portion of our expenses, primarily labor expenses, is incurred in NIS and Canadian Dollars. Additionally, certain assets, especially trade receivables, as well as part of our liabilities are denominated in NIS. As a result, fluctuations in rates of exchange between the U.S. dollar and non- U.S. dollar currencies may affect our operating results and financial condition. The dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the U.S. dollar. In addition, the value of our non-U.S. dollar revenues could be adversely affected by the depreciation of the U.S. dollar against such currencies.

        The appreciation of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked assets and the U.S. dollar amounts of any unlinked liabilities and increasing the U.S. dollar value of revenues and expenses denominated in other currencies. Conversely, the depreciation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar value of any of our liabilities which are payable in NIS (unless such costs or payables are linked to the U.S. dollar). Such depreciation also has the effect of decreasing the U.S. dollar value of any asset that is denominated in NIS or receivables payable in NIS (unless such receivables are linked to the U.S. dollar). In addition, the U.S. dollar value of revenues and expenses denominated in NIS would increase. Because foreign currency exchange rates fluctuate continuously, exchange rate fluctuations, may have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

        The following table presents information about the rate of inflation in Israel, the rate of depreciation or appreciation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS depreciation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %

2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9

        In addition, the U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the Canadian dollar. In 2008, the Canadian dollar depreciated against the U.S. dollar by approximately 19.7%, while in 2007 and 2006, the Canadian dollar appreciated against the U.S. dollar by 18.4% and 0.4%, respectively.

        For the year ended December 31, 2006, we recorded foreign currency exchange gains, net of $276,000, while we recorded foreign currency exchange losses, net of $792,000 and $246,000 for the years ended December 31, 2007 and 2008, respectively. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

        To manage this risk, from time to time, we have entered into forward exchange contracts to hedge some of our foreign currency exposure relating to revenue and unbilled accounts receivable denominated in foreign currencies. We have designated the forward instruments as cash flow hedges for accounting purposes. For derivative instruments designated as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earning.

        On October 1, 2006, we changed our functional currency from the U.S. dollar to NIS. Changes in the fair value of the forward exchange contracts from October 1, 2006 are charged to financial expenses. We recorded $915,000, $666,000 and $291,000 of financial expenses attributable to forward exchange contracts transactions for the year ended December 31, 2006, 2007 and 2008, respectively.

Conditions in Israel

        We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. See Item 3D “Key Information – Risk Factors – Risks Relating to Our Location in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

Effective Corporate Tax Rate

        Israeli companies are generally subject to income tax on their worldwide taxable income. The applicable rate for 2008 was 27%, which was reduced to 26% in 2009, and will be further reduced to 25% in 2010 and thereafter. However, certain of our manufacturing facilities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended, commonly referred to as the Investments Law, and, consequently, are eligible, subject to compliance with specified requirements, for tax benefits beginning when such facilities first generate taxable income. The tax benefits under the Investments Law are not available with respect to income derived from products manufactured outside of Israel. We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities. Subject to certain restrictions, we are entitled to a tax exemption in respect of income derived from our approved facilities for a period of two years, commencing in the first year in which such income is earned, and will be entitled to a reduced tax rate of 10% to 25% for an additional five to eight years depending on our compliance as a foreign investors’ company. If we do not qualify as a foreign investors’ company, we will instead be entitled to a reduced rate of 25% for an additional five years, rather than eight years. A foreign investors’ company is defined in the Investments Law as a company in which more than 25% of its shareholders are non-Israeli residents. Pursuant to the Investments Law, a foreign investors’ company may enjoy benefits for a period of up to ten years (the actual length of the benefits period is graduated based on the percentage of foreign ownership).

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

        As of December 31, 2008, we had a deferred tax asset of $269,000 attributable to our subsidiaries and had estimated total available carry forward tax losses of $14.9 million to offset against future taxable income. We have recorded a full valuation allowance over such carryforward tax losses due to the uncertainty of the deferred tax asset realization. As of December 31, 2008, our subsidiaries had estimated total available carryforward tax losses of $9.1 million to offset against future taxable income, which may be used as an offset against future taxable income for periods ranging between 13-20 years. As of December 31, 2008, we recorded a valuation allowance for most of our subsidiaries’ carryforward tax losses due to the uncertainty of their future realization. Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state tax law provisions. The annual limitation may result in the expiration of net operating losses before utilization.

        In December 2007, we finalized with the Israeli Tax Authority our tax assessments with respect to the years 2001 to 2004.

Recently Issued Accounting Standards

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” or SFAS 141R. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquired and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. We believe that the impact of SFAS 141R on our consolidated results of operations and financial condition will depend on the nature and size of acquisitions, if any, subsequent to the effective date.

        In April 2008, the FASB issued FASB Staff Position, or FSP, FAS 142-3, “Determination of the Useful Life of Intangible Assets,” or FSP FAS 142-3. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. We believe that the adoption of FPS FAS 142-3 will not have impact on our consolidated financial statements.

        In October 2008, the FASB issued FSP No.132 (R)-a, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to require that an employer disclose the following information about the fair value of plan assets: 1) the level within the fair value hierarchy in which fair value measurements of plan assets fall; 2) information about the inputs and valuation techniques used to measure the fair value of plan assets; and 3) a reconciliation of beginning and ending balances for fair value measurements of plan assets using significant unobservable inputs.  The FSP will be effective for fiscal years ending after December 15, 2009, with early application permitted. Application of the FSP would not be required for earlier periods that are presented for comparative purposes.  We are currently evaluating the potential impact of adopting this FSP on our disclosures in the financial statements.

        In November 2008, the Emerging Issues Task Force, or EITF, issued EITF Issue No. 08-7, “Defensive Intangible Assets,” or EITF 08-7, which requires an acquiring entity to account defensive intangible assets as a separate unit of accounting. Defensive intangible assets should not be included as part of the cost of the acquirer’s existing intangible assets because the defensive intangible assets are separately identifiable. Defensive intangible assets must be recognized at fair value in accordance with SFAS 141(R) and SFAS 157. EITF 08-7 will be effective for the reporting period beginning after December 15, 2008. We do not expect a material impact on our consolidated financial statements from the adoption of EITF 08-7.

        In April 2009, the FASB issued FSP No. FAS 115-2 and SFAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” or the FSP No. 115-2. FSP No. 115-2 is intended to provide greater clarity to investors about the credit and noncredit component of an other-than-temporary impairment event and to more effectively communicate when an other-than-temporary impairment event has occurred. FSP No. 115-2 applies to fixed maturity securities only and requires separate display of losses related to credit deterioration and losses related to other market factors. When an entity does not intend to sell the security and it is more likely than not that an entity will not have to sell the security before recovery of its cost basis, it must recognize the credit component of an other-than-temporary impairment in earnings and the remaining portion in other comprehensive income. Upon adoption of the FSP No. 115-2, an entity will be required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income. The FSP will be effective for us for the quarter ending June 30, 2009. We are currently evaluating the impact of adopting the FSP.

        In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” or FSP 157-4. FSP 157-4 provides additional authoritative guidance to assist both issuers and users of financial statements in determining whether a market is active or inactive, and whether a transaction is distressed. FSP 157-4 will be effective for us for the quarter ending June 30, 2009. We do not expect the adoption of FSP 157-4 to have a material impact on our consolidated financial position and results of operations.

B.	Liquidity and Capital Resources

General

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

        Our working capital decreased from $41.5 million at December 31, 2007 to $16.4 million at December 31, 2008. Cash and cash equivalents amounted to $9.2 million at December 31, 2007 compared to $16.8 million at December 31, 2008. Short-term and long-term bank deposits, marketable securities, restricted bank deposits and escrow deposits amounted to $26.9 million at December 31, 2007 compared to $8.1 million at December 31, 2008. Our cash and cash equivalents, short and long-term bank deposits and marketable securities are held mainly in U.S. dollars, Euros and NIS.

        We expect to fund our short-term liquidity needs, including our obligations under our credit facilities, other contractual agreements and any other working capital requirements, from cash and cash equivalents, operating cash flows and our credit facilities. We believe that our current cash and cash equivalents, including bank deposits, marketable securities and our expected cash flows from operations in 2009 will be sufficient to meet our cash requirements through 2009. However, our liquidity could be negatively affected by a decrease in demand for our products, including the impact of potential reductions in customer purchases that may result from the current general economic downturn.

Cash Flows

        The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2006	2007	2008
	(in thousands)

Net cash provided by (used in) continuing operations	$(2,019)	10,420	$1,596
Net cash provided by (used in) discontinued operations	643	(519)	(881)

Net cash provided by (used in) operating activities	(1,376)	9,901	715
Net cash provided by (used in) investing activities	(5,248)	(464)	6,639
Net cash provided by financing activities	1,688	(5,477)	2,665
Effect of exchange rate changes on cash and cash equivalents	(255)	337	(2,389)
Increase (decrease) in cash and cash equivalents	(5,191)	4,297	7,630
Cash and cash equivalents at the beginning of the year	10,099	4,908	9,205

Cash and cash equivalents at the end of the year	$4,908	$9,205	16,835

        Net cash used in operating activities was approximately $1.4 million in the year ended December 31, 2006 compared to $9.9 million net cash provided by operating activities in the year ended December 31, 2007 and $0.7 million net cash provided by operating activities in the year ended December 31, 2008. Net cash used in operating activities in the year ended December 31, 2006 was primarily attributable to an increase in trade receivables of $4.4 million, an increase in inventories of $2.7 million, a return of $2.8 million of customer advances and a decrease in trade payables of $666,000, which was offset in part by net income of $810,000, depreciation and amortization of $1.2 million, a decrease in unbilled accounts receivable of $3.5 million, an increase in other accounts payable and accrued expenses of $717,000 and a $437,000 decrease in other accounts receivable and prepaid expenses. Net cash provided by operating activities in the year ended December 31, 2007 was primarily attributable to an increase in customer advances of $10.4 million, an increase of $4.3 million and $1.8 million in trade receivables and unbilled accounts receivable, respectively, an increase of $1.8 million in accrued interest on marketable securities and short-term and long-term bank deposits and depreciation and amortization of $2.1 million, which was offset in part by a decrease in trade payables of $6.3 million, a decrease in other accounts payable and accrued expenses of $1.8 million, an increase in long-term trade receivables of $1.8 million and a gain from discontinued operations of $1.7 million. Net cash provided by operating activities in the year ended December 31, 2008 was primarily attributable to a $12.9 million non-cash goodwill and other intangible assets impairment charge, $ 3.1 million depreciation and amortization expenses, a decrease in trade receivable of $10.6 million, a decrease in inventories of $ 8.9 million and an increase of $6.5 million, $7.6 million and $ 3.4 million in accounts payables, cost incurred on long-term contracts and unbilled other payables, respectively, and a decrease of $2.1 million in accrued interest and exchange differences on marketable securities and short-term and long-term bank deposits, which was offset in part by a decrease in customer advances of $9.3 million and an increase in unbilled accounts receivables of $1.2 million.

        Net cash used in investing activities was approximately $5.2 million and $464,000 for the years ended December 31, 2006 and 2007, respectively, compared to $6.6 million net cash provided by investing activities in the year ended December 31, 2008. In the year ended December 31, 2006, we purchased $906,000 of property and equipment, $8.2 million of marketable securities, invested $622,000 in a long-term loan and purchased know-how and patents for $148,000 with the proceeds from the sale of marketable securities of $5.2 million. In the year ended December 31, 2007, we acquired a European integration company for $4.0 million and purchased $10.8 million of marketable securities, $4.4 million of escrow deposits and $890,000 of property and equipment, which was offset by proceeds of $8.5 million from the sale of the assets and business of a subsidiary, proceeds of $5.6 million from the sale of marketable securities and $5.7 million from the sale of short-term bank deposits. In the year ended December 31, 2008, we had proceeds of $5.1 million from the sale of marketable securities and $11.1 million from the sale of short-term bank deposits, which amounts were offset in part by purchases of $1.4 million, $3.3 million and $2.0 million of short-term bank deposits, restricted bank deposits and marketable securities, respectively. In addition, we purchased $1.7 million of property, plant and equipment and $1.1 million of know-how and patents.

        In the year ended December 31, 2006, net cash provided by financing activities of $1.7 million was primarily attributable to $3.2 million from proceeds of long-term loans that we obtained to finance the costs incurred in connection with the cancellation of a project in Eastern Europe and our receipt of $163,000 from the exercise of employee stock options, which was offset in part by $1.4 million from short-term bank credits to finance the operations of our video monitoring segment and the repayment of $306,000 of long-term bank loans. In the year ended December 31, 2007, net cash used in financing activities of $5.5 million was primarily due to the repayment of $4.7 million of short-term bank credits and repayment of $796,000 of long-term bank loans, which was offset in part by receipt of $43,000 from the exercise of employee stock options. In the year ended December 31, 2008, net cash provided by financing activities of $2.7 million was primarily due to an increase of $7.0 million in short-term bank credits, which was offset by the repayment of $4.3 million of long-term bank loans.

        We had capital expenditures of approximately $906,000, $890,000 and $1.7 million in 2006, 2007 and 2008, respectively. These capital expenditures were principally for computers, other machinery and equipment and for expanding and renovating our facilities. We estimate that our capital expenditures for 2009 will total approximately $1.7 million, substantially all of which will relate to our perimeter security and project segments. We expect to finance these expenditures primarily from our cash and cash equivalents, operating cash flows and our credit facilities. However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions, changes in the demand for our products.

Credit Lines and Other Debt

        We currently have credit lines with Bank Leumi Le-Israel B.M., or BLL, Union Bank of Israel Ltd., or Union Bank, Mizrahi Tefahot Bank B.M., or MTB, and Bank Hapoalim B.M., BNP Paribas S,A totaling $46.1 million in the aggregate. There are no restrictions as to our use of any of these credit lines. We agreed not to pledge any of our assets without the consent of these banks. Our loans under these credit lines are denominated in dollars and NIS. As of December 31, 2008, we are not under any obligation to maintain financial ratios or other terms in respect of our credit lines.

        In addition, our subsidiaries currently have credit lines with Bank Leumi USA, Royal Bank of Canada, Commerz Bank, Leuitkircher Bank and Deutsche Bank, totaling $9.9 million in the aggregate.

        Our Canadian subsidiary, which is primarily engaged in sale of perimeter products and turnkey projects, has undertaken to maintain general covenants and the following financial ratios and terms in respect of its outstanding credit lines: a quick ratio of not less than 1.25; a ratio of total liabilities to tangible net worth of not greater than 0.75; and tangible net worth of at least $9.0 million. As of December 31, 2008, our Canadian subsidiary was in compliance with these ratios and terms.

        As of December 31, 2008, we had approximately $19.2 million available under our credit lines. In addition, our subsidiaries had approximately $5.1 million available under their credit lines. As of December 31, 2008, our outstanding balances under our credit lines consisted of:

—	Short-term NIS-denominated loans of approximately $23.2 million, bearing an average interest at a rate of 4.25%;

—	Long-term U.S. dollar-denominated loans of approximately $1.8 million, bearing an average interest at a rate of 2.75%; and

—	Several bank performance and advance payment guarantees totaling approximately $11.4 million, at an annual cost of 0.5%-1%.

        As of December 31, 2008, our subsidiaries had $1.3 million in long-term loans primarily relating to our perimeter security segment as follows:

—	$355,000 bearing interest at a fixed rate of 5.45%. The loan is payable in 20 quarterly installments of $47,200, commencing February 2006. We have guaranteed the full amount of this loan; and

—	$980,000 bearing interest at a fixed rate of 5.45%. The loan is due in one installment in November 2010. We have guaranteed the full amount of this loan.

C.	Research and Development, Patents and Licenses.

Government Grants

        We participate in programs sponsored by the Israeli Government for the support of research and development activities. In the past we have received royalty-bearing grants from the OCS for certain of our research and development projects for perimeter security products. We did not obtain any grants from the OCS for the years ended December 31, 2006, 2007 and 2008. We are obligated to pay royalties to the OCS amounting to 3%-4.5% of revenues derived from sales of the products funded with these grants and ancillary services, up to 100% of the grants received, linked to the U.S. dollar. All grants received after January 1, 1999 also bear interest equal to the 12 month LIBOR rate. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales no payment is required.

        For the years ended December 31, 2006, 2007 and 2008, we paid the OCS royalties in the amount of $79,000, $143,000 and $125,000, respectively. These royalties related to sales of perimeter security products and management security system. As of December 31, 2008, we had a contingent obligation to pay royalties to the OCS in the amount of approximately $1.37 million upon the successful sale of perimeter security products developed using research and development programs sponsored by the OCS.

        The Israeli Government, through the Fund for the Encouragement of Marketing Activities, or the Fund, awarded us grants for overseas marketing expenses during the years 2001 to 2003. To date, we have received an aggregate $253,000 in grants from the Fund. Under the terms of the grants, we are obligated to pay certain royalties on the increase in export sales from the year the grant was received and the following year, up to the amount of the grants we received. During the years ended December 31, 2006, 2007 and 2008, we did not pay any royalties. As of December 31, 2008, we had a remaining contingent obligation to the Fund of $82,000.

Investment Tax Credit

        Our Canadian and U.S subsidiaries are eligible for investment tax credits on their research and development activities and on certain current and capital expenditures. For the years ended December 31, 2006, 2007 and 2008, our Canadian subsidiary recognized $162,000, $160,000 and $234,000, respectively, of investment tax credits as a reduction of research and development expenses. In addition, as of December 31, 2008, our Canadian and U.S subsidiaries had available investment tax credits of approximately $706,000 to reduce future federal income taxes payable. These credits will expire in 2019 through 2028. See also Item 4.B. “Information on the Company–Business Overview–Research and Development; Royalties.”

D.	Trend Information.

        In recent years consolidation in the defense industry has affected competition resulting in an increase in the relative size and resources of our competitors. We adapt to evolving market conditions by adjusting our technology and business strategy. We also anticipate increased competition in defense markets due to declining defense budgets in certain countries. The recent financial developments worldwide may reduce defense spending. However, we believe in our ability to compete on the basis of our technology and systems development that offers customers overall solutions to technological and operational needs.

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

        As of December 31,2008, our backlog amounted to approximately $60.9 million, of which approximately $31.3 million is expected to be delivered by the end of 2009, $17.6 million is expected to be delivered by the end of 2010 and $12.0 million is expected to be delivered thereafter.

        See also discussion in Item 5A. “Operating and Financial Review and Prospects – Operating Results.”

E.	Off-Balance Sheet Arrangements.

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations.

        The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2008 and the effect we expect them to have on our liquidity and cash flow in future periods.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(in thousands)

Long-term bank debt obligations	$3,095	$813	$2,282	$-	$-
Operating lease obligations	2,936	697	796	1,443	-
Purchase obligations	-	-	-	-	-
Other long-term liabilities reflected on
our balance sheet under U.S. GAAP	3,823	-	-		3,823
Total	$9,854	$1,510	$3,078	$1,443	$3,823

        In addition, we have guaranteed the advance payments and the performance of our work to certain of our customers (usually government entities). Such guarantees are required by contract for our performance during the installation and operational period of projects throughout Israel and the rest of the world. The guarantees for installation typically expire soon after certain milestones are met and guarantees for operations typically expire proportionally over the contract period. The maximum potential amount of future payments we could be required to make under our guarantees at December 31, 2008 and March 31, 2009 were $11.4 million and $12.3 million, respectively. We have not recorded any liability for such amounts as we expect that our performance will be acceptable and to date, no performance bank guarantees have been exercised against us except with respect to our dispute relating to the project in Eastern Europe. See Item 8.A – “Consolidated Statements and Other Financial Information-Legal Proceedings.”

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management.

        Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position

Jacob Perry	65	Chairman of the Board of Directors
Hagai Katz	58	General Manager, Israel Division, Senior Vice President - Marketing
		and Products and Chief Information Officer
Asaf Even-Ezra	44	Senior Vice President -Sales
Yehonatan Ben-Hamozeg	50	Senior Vice President - Product Development and Projects
Zev Morgensten	45	Vice President - Finance, Chief Financial Officer and Secretary

Jacob Even-Ezra (1)	78	Director
Nathan Kirsh	78	Director
Shaul Kobrinsky(1)(2)	57	External Director
Zeev Livne	65	Director
Jacob Nuss(2)	62	Director
Barry Stiefel	59	Director
Anat Winner (1)(2)	49	External Director

(1) Member of our Investment Committee. (2) Member of our Audit Committee.

        Messrs. Perry, Even-Ezra, Kirsh, Livne, Nuss and Steifel will serve as directors until our 2009 Annual General Meeting of Shareholders. Mr. Kobrinsky and Ms. Winner will serve as external directors pursuant to the provisions of the Israeli Companies Law for three-year terms until our 2010 annual general meeting of shareholders.

        Mr. Jacob Even-Ezra is the father of Mr. Asaf Even-Ezra. There are no other family relationships among our directors and senior executives.

        Effective as of August 2, 2009, Mr. Eitan Livneh will assume the positions of President and chief executive officer of our company.

        Jacob Perry has served as the chairman of our board of directors since January 2008. Prior thereto, Mr. Perry served as the deputy chairman of our board of directors from 2006 and has served as a director of our company since December 2002. From 1995 to December 2002, Mr. Perry served as the President and chief executive of Cellcom Israel Ltd., one of Israel’s leading cellular phone operator. Mr. Perry served 29 years with the Israeli General Security Service, and served as its director from 1988 until 1995. Mr. Perry has also served as a coordinator to the Israeli Prime Minister on the subject of prisoners of war and missing persons. He was a board member of El-Al Israel Airlines and a member of the management of many public organizations. Mr. Perry is also a chairman of the board of directors of various companies, including Mizrahi Tefahot Bank B.M., Pinpoint Advanced Corp., Inc., a blank check company traded in the United States, and Keren Mor, a real estate fund. Mr. Perry serves as a director of Tamarind Technologies, Leadcom Integrated Solutions Ltd., an Israeli public company that engages in construction infrastructure for cellular communication, and New Kopel, an Israeli vehicle and car service group. Mr. Perry holds a B.A. degree in Oriental Studies and History of the Jewish People from Tel-Aviv University and completed the Advanced Management Program at Harvard Business School.

        Hagai Katz has served as our general manager, Israel division and corporate vice president – marketing and products since January 2009. Prior to joining our company and from 2007, Mr. Katz served as the chief executive officer of Transtech Airport Solutions Ltd. From 2004 to 2007 Mr. Katz served as the chief executive officer of UAV Tactical Systems Ltd., based in the United Kingdom. Prior to that, Mr. Katz served in a number of leading technology companies, including NICE Systems (NASDAQ: NICE), where he served in various senior positions including chief operating officer and President of its video analytics division. Mr. Katz holds a B.A. degree in Computer Sciences from the Technion – Israel Institute of Technology and an M.Sc. degree in Business Engineering from the Ben-Gurion University of the Negev.

        Asaf Even-Ezra has served as our senior vice president – sales since December 2008 Mr. Even-Ezra joined our company in 1995 and served as our vice president – Israel and West European marketing from 1998 to July 2007 and as our executive vice president – sales and marketing from July 2007 to December 2008. Mr. Even-Ezra holds a B.A. degree and an M.B.A. degree in Business, both from the New York Institute of Technology.

        Yehonatan Ben-Hamozeg has served as our vice president – product development and projects since January 2009. Mr. Ben Hamozeg joined our company in December 2002 and served as our vice president – integrated systems development until January 2009. Before joining our company, Mr. Ben Hamozeg served in the IDF for 24 years and retired as a Colonel. Mr. Ben Hamozeg holds a B.A. degree in Economics and Statistics and an M.B.A. degree in Business Management, both from Haifa University.

        Zev Morgensten has served as our vice president – finance, chief financial officer and secretary since April 2009. Prior to joining our company and from 1997, Mr. Morgenstern served as the chief financial officer of Advanced Vision Technology Ltd., a public company traded on the Frankfurt Stock Exchange, a world leading supplier of automatic optical inspection and quality assurance systems for the printing industry. From 1994 to 1997, Mr. Morgenstern served as the finance manager of Precise Software Solutions, a company listed on the NASDAQ stock exchange, headquartered in Boston, MA. From 1985 to 1994, Mr. Morgenstern served as a senior auditor at Braude & Co., a member firm of KPMG International. Mr. Morgenstern holds a B.A. degree in Accounting and Economics from Bar Ilan University in Israel and is a Certified Public Accountant (Israel).

        Jacob Even-Ezra has served as a director since 1984 and is a member of our investment committee. From 1984 until December 2007, Mr. Even-Ezra served as the chairman of our board of directors. From 1984 until 2006, Mr. Even-Ezra also served as our chief executive officer, and from 1987 until 1990 he also served as our president. Mr. Even-Ezra is currently a member of the Executive Council and the Management Committee of Tel Aviv University. From 1985 to 1988, Mr. Even-Ezra also served as the chairman of the Israel Export Institute. Mr. Even-Ezra holds a B.Sc. degree in Electrical Engineering from the Technion – Israel Institute of Technology.

        Nathan Kirsh has served as a director since 1984. Mr. Kirsh is an independent investor. Mr. Kirsh serves as one of the trustees of the Eurona Foundation, the beneficial owner of 100% of the ordinary shares of our company that are held by Mira Mag Inc. Mr. Kirsh holds a B.S. degree in Commerce from the University of Witwatersrand, Johannesburg, South Africa.

        Barry Stiefel, was appointed by our board of directors as a director in November 2008. Mr. Stiefel served as a director of one of our UK subsidiaries from 1986 to 1990. Since 2001, Mr. Stiefel has served as a consultant for a variety of companies, including Premedia Limited and its subsidiaries. From 1990 until 2001, Mr. Stiefel was the chief executive officer of Meridian VAT Reclaim Group, which he founded. Between 1985 and 1990, Mr. Stiefel served as consultant in the field of trade finance. From 1981 to 1985, Mr. Stiefel served as finance director of Fisher Brothers Lumber Company Limited, a South African company. Mr. Stiefel holds a B.Sc degree in Mathematics and Chemistry and a B.A. degree in Accounting, both from the University of Witwatersrand in South Africa. Mr. Stiefel is a chartered accountant in South Africa, and is registered as an auditor (not in public practice) in the United Kingdom.

        Zeev Livne has served as a director since July 2004. Mr. Livne has served as the chairman of Livne Strategic Consultants Ltd. since 2001. Prior to that, Mr. Livne served in the IDF for 39 years and retired as a Major General. During his long military career with the IDF, Mr. Livne served as the Defense Attaché to the United States and Canada from 1997 to 2001, Military Secretary to the Prime Minister of Israel from 1996 to 1997 and Ground Force Commander from 1994 to 1996. From 1992 to 1994 Mr. Livne established the IDF Home Front Command and served as its first Commander. Mr. Livne serves on the board of directors of PAZKAR Ltd., a private Israeli company. Mr. Livne holds a B.A. degree in History from Tel Aviv University and an M.A. degree in Geography from the University of Haifa.

        Shaul Kobrinsky has served as an external director since July 2004 and is the chairman of our audit committee and a member of our investment committee. Mr. Kobrinsky has served as the President and Chief Executive Officer of Urdan Industries Ltd., an investment and holding company since 1997. Since 2003, Mr. Kobrinsky has served as senior managing director of Alagem Capital Group a Beverly Hills based investment group. From 1989 to 1997, Mr. Kobrinsky served as chief executive officer of Cargal Ltd., an Israeli company that manufactures corrugates. Prior to that and from 1984, Mr. Kobrinsky served as deputy managing director of Clal Industries Ltd., a holding and investment company. Mr. Kobrinsky holds a B.A. degree in Economics from Tel Aviv University. Mr. Kobrinsky is a member of the anti-trust court of the State of Israel.

        Jacob Nuss has served as a director since 1993 and is a member of our audit committee. Mr. Nuss has served as the vice president – internal auditing of IAI since 2004, and served as IAI’s deputy vice president – internal auditing from 1999 to 2003. From 1993 to 1999, Mr. Nuss served as the director of finance of IAI’s electronics group. From 1991 to 1993, Mr. Nuss served as assistant to the chairman of the board of directors of IAI. Mr. Nuss has served in various financial management capacities at IAI since 1975. Mr. Nuss holds a B.A. degree in Economics and Business Management from Bar Ilan University and an M.B.A. degree in Business from Tel Aviv University. Mr. Nuss holds a certificate in internal auditing.

        Anat Winner has served as an external director since July 2004 and is a member of our audit committee and our investment committee. Ms. Winner has been self employed as a business advisor since July 2003. Ms. Winner also serves as a director of Internet Gold-Golden Lines Ltd. (NASDAQ: IGLD) and 012 Smile Communications Ltd. (NASDAQ: SMLC). From October 2001 to May 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd. From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS Satellite Services (1998) Ltd. (YES), an Israeli company that is engaged in setting up and operating broadcasting satellite television television systems. From 1995 to 1998, Ms. Winner served as chief financial officer of Eurocom Cellular Communications Ltd., an Israeli company that is engaged in importing and marketing cellular phones. From 1989 to 1995, Ms. Winner served in various finance positions, including chief financial officer of the Seed Company (1939) Ltd. From 1984 to 1989 Ms. Winner served as a senior audit manager with Ronel Stetner & Co., certified public accountants in Israel. Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant in Israel since 1987.

B.	Compensation.

        During the year ended December 31, 2008, we paid an aggregate compensation to our executive officers and directors as a group (consisting of 17 persons, of whom five retired subsequent to December 31, 2008) of approximately $1.97 million. This amount does not include certain consideration paid in connection with the retirement of one of our directors. As of December 31, 2008, the aggregate amount set aside or accrued for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers was approximately $3.8 million. In addition, we have provided automobiles to our executive officers at our expense, and Mr. Jacob Even-Ezra, a director, is reimbursed for the costs of a chauffeur.

        As of January 1, 2008, we pay Mr. Perry, the chairman of our board of directors, a monthly payment of NIS 50,000 (approximately $13,000), which amount is linked to the Israeli consumer price index and subject to a 10% annual increase, and he is also entitled to an annual bonus based on our performance and customary social benefits.

        From January 1, 2008 until March 6, 2008, we paid our external directors and independent directors (directors who are not employees of our company or officers or employees of any entity that beneficially owns 5% or more of our ordinary shares) an annual fee (on a pro rata basis) of $8,000 and a fee of $300 for each board or committee meeting that they attended. Since March 6, 2008, we pay our external directors and such independent directors an annual fee of NIS 59,100 (approximately $16,500) and a fee of NIS 2,200 (approximately $615) for each board or committee meeting that they attend. Such amounts are linked to the Israeli consumer price index and are updated on a semi-annual basis and accordingly, were adjusted to reflect changes in the Israeli consumer price index in August 2008 and February 2009.

        As of December 31, 2008, our directors and executive officers as a group, then consisting of 16 persons, held options to purchase an aggregate of 431,200 ordinary shares, having exercise prices ranging from $6.12 to $13.00. Generally, the options vest over a two to four years period. Of such options, options to purchase 52,500 ordinary shares subsequently expired in January 2009, options to purchase 48,700 ordinary shares expire in December 2010, options to purchase 30,000 ordinary shares expire in January, 2015 and options to purchase 300,000 ordinary shares expire in three equal portions of 100,000 ordinary shares each in August 2013, 3014 and 2015, or earlier upon termination of employment as an executive officer or service as a director of our company. As of June 30, 2009, our directors and executive officers as a group, then consisting of 12 persons, held options to purchase an aggregate of 466,000 ordinary shares, having exercise prices ranging from $4.09 to $8.56. Of such options, options to purchase 18,000 ordinary shares expire in December 2010, options to purchase 300,000 ordinary shares expire in three equal portions of 100,000 ordinary shares each in August 2013, 3014 and 2015, options to purchase 98,000 ordinary shares expire in four equal portions of 24,500 ordinary shares each in April 2013, 2014, 2015 and 2016, options to purchase 17,500 ordinary shares expire in January 2014, options to purchase 11,250 ordinary shares expire in January 2015, options to purchase 11,250 ordinary shares expire in January 2016 and options to purchase 10,000 ordinary shares expire in April 2016, or earlier upon termination of employment as an executive officer or service as a director of our company. All of such options were granted under our 2003 Stock Option Plan. See this Item 6E. “Directors, Senior Management and Employees – Share Ownership – Stock Option Plans.”

        We follow Israeli law and practice, instead of the requirements of the NASDAQ Marketplace Rules, with regard to the compensation of our chief executive office and other executive officers. See Item 16G. “Corporate Governance.”

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

Election of Directors

        Our articles of association provide for a board of directors of not less than three and not more than 11 members, as may be determined from time to time at our annual general meeting. Our board of directors is currently composed of eight directors.

        Our directors (except the external directors, as detailed below), are elected by our shareholders at our annual general meeting and hold office until the next annual general meeting. All the members of our board of directors (except the external directors), may be reelected upon completion of their term of office. Our annual general meetings of shareholders are held at least once every calendar year, but not more than 15 months after the last preceding annual general meeting. In the intervals between our annual general meetings of shareholders, the board of directors may from time to time appoint a new director to fill a casual vacancy or to add to their number, and any director so appointed will remain in officer until our next annual general meeting of shareholders and may be re-elected.

        Under the Israeli Companies Law, our board of directors is required to determine the minimum number of directors who must have “accounting and financial expertise,” as such term is defined in regulations promulgated under the Israeli Companies Law. Our board of directors has determined that at least one director must have “accounting and financial expertise.” Our board of directors has further determined that Ms. Anat Winner has the requisite “accounting and financial expertise.”

        We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders. See Item 16G. “Corporate Governance.”

External and Independent Directors

        External directors. The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors. The Israeli Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder. Regulations promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an external director.

        In addition, no person may serve as an external director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an external director is appointed, all current members of the board of directors are of the same gender, then that external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

        At least one of the elected external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, are not required to appoint an external director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. All of the external directors of such a company must have “professional qualification.”

        The external directors are elected by shareholders at a general meeting. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company.

        In general, external directors serve for a three-year term and may be reelected to one additional three-year term. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, may appoint an external director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company. External directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company.

        Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one external director and the audit committee must include all the external directors. An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

        Independent Directors. In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and that its audit committee have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. On June 30, 2006, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, as defined under NASDAQ Marketplace Rules. Instead, under Israeli law and practice we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors. However, despite such notification of non-compliance, we maintain a majority of independent directors. In addition, in accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.

        Pursuant to a recent amendment to the Israeli Companies Law, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law. We have not included such a provision in our articles of association.

        Our board of directors has determined that Ms. Winner and Mr. Kobrinsky qualify both as independent directors under the requirements of the Securities and Exchange Commission and NASDAQ and as external directors under the requirements of the Israeli Companies Law. Our board of directors has further determined that Messrs. Nuss and Livne qualify as independent directors under the requirements of the Securities and Exchange Commission and NASDAQ.

Audit Committee

        Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the external directors. The audit committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; or a controlling shareholder or any of the controlling shareholder’s relatives. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

        In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

        Our audit committee consists of three board members who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members. Our audit committee is currently composed of Messrs. Shaul Kobrinsky and Jacob Nuss and Ms. Anat Winner. The audit committee meets at least once each quarter. Our audit committee charter is available on our website at www.magal-ssl.com.

Investment Committee

        Our board of directors has established an investment committee, which is responsible for the investment of our cash and our hedging transactions. The investment committee is currently composed of Messrs. Jacob Even-Ezra and Shaul Kobrinsky and Ms. Winner,

Internal Auditor

        Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine whether the company’s actions comply with the law, integrity and orderly business practice. Under the Israeli Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, office holder or affiliate, nor may the internal auditor be the company’s independent accountant or its representative. Mr. Daniel Shapira, Certified Public Accountant (Israel) is our internal auditor.

Directors’ Service Contracts

        There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

        The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An “office holder” is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. An office holder’s fiduciary duties consist of a duty of care and a fiduciary duty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The fiduciary duty includes (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company’s business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company’s affairs that the office holder has received due to his position as an office holder.

Disclosure of Personal Interests of an Office Holder; Approval of Transactions with Office Holders

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

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

        The disclosure requirements that apply to an office holder also apply to a transaction in which a controlling shareholder with respect to his or her personal interest in any existing or proposed transaction by us. The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for such a transaction must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter (not including abstentions). The transaction can be approved by shareholders without this one-third approval if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

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

        In addition, a private placement of securities requires the approval of the board of directors and shareholders of the company if (i) the private placement will cause a person to become a controlling shareholder or (ii) 20% or more of the company’s outstanding share capital prior to the private placement are offered and the payment for which (in whole or in part) is not in cash or registered securities or that is not under market terms, and the private placement will increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or will cause any person to become a holder of more than 5% of the company’s outstanding share capital. Other than as described, under Israeli law private placements require the approval of the board of directors.

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

Exculpation, Indemnification and Insurance of Directors and Officers

        Exculpation of Office Holders. The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his or her fiduciary duty. If permitted by its articles of association, a company may exculpate in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care. However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care in the event of distributions.

        Office Holders’ Insurance. Israeli law provides that a company may, if permitted by its articles of association, enter into a contract to insure its office holders for liabilities incurred by the office holder with a respect to an act performed in his or her capacity as an office holder, as a result of: (i) a breach of the office holder’s duty of care to the company or another person; (ii) a breach of the office holder’s fiduciary duty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that the act would not prejudice the company’s interests; and (iii) a financial liability imposed upon the office holder in favor of another person.

        Indemnification of Office Holders. Under Israeli law a company may, if permitted by its articles of association, indemnify an office holder for acts performed by the office holder in such capacity for (i) a monetary liability imposed upon the office holder in favor of another person by any court judgment, including a settlement or an arbitration award approved by a court; (ii) reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any monetary liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a monetary liability was imposed on him or her in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and (iii) reasonable litigation expenses, including attorneys’ fees, actually incurred by the office holder or imposed upon the office holder by a court: in an action, suit or proceeding brought against the office holder by or on behalf of the company or another person, or in connection with a criminal action in which the office holder was acquitted, or in connection with a criminal action in which the office holder was convicted of a criminal offence that does not require proof of criminal intent.

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

        Limitations on Exculpation, Insurance and Indemnification. The Israeli Companies Law provides that neither a provision of the articles of association permitting the company to enter into a contract to insure the liability of an office holder, nor a provision in the articles of association or a resolution of the board of directors permitting the indemnification of an office holder, nor a provision in the articles of association exculpating an office holder from duty to the company shall be valid, where such insurance, indemnification or exculpation relates to any of the following: (i) a breach by the office holder of his fiduciary duty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; (ii) a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently; (iii) any act or omission done with the intent to unlawfully yield a personal benefit; or (iv) any fine or forfeiture imposed on the office holder.

        Pursuant to the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our audit committee and board of directors and, if the office holder is a director, also by our shareholders.

        Our Articles of Association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by Israeli law. We maintain a directors’ and officers’ liability insurance policy with a per claim and aggregate coverage limit of $10 million, including legal costs incurred in Israel. Our Audit Committee and Board of Directors have resolved to increase the aggregate coverage limit of our directors and officers liability insurance to $ 10 million, which increase is subject to the approval of our shareholders. In addition, our audit committee, board of directors and shareholders resolved to indemnify our office holders, pursuant to a standard indemnification agreement that provides for indemnification of an office holder in an amount up to $5 million. To date, we have provided letters of indemnification to certain of our officers and directors.

D.	Employees

        As of December 31, 2008, we employed 321 full-time employees, of whom 39 were employed in general management and administration, 45 were employed in selling and marketing, 22 were employed in production management, 164 were employed in production, installation and maintenance, and 51 were employed in engineering and research and development. Of such full-time employees, 151 were located in Israel, 29 were in the United States, 89 were in Canada and 52 were in various other countries.

        As of December 31, 2007, we employed 303 full-time employees, of whom 38 were employed in general management and administration, 42 were employed in marketing, 22 were employed in production management, 149 were employed in production, installation and maintenance, and 52 were employed in engineering and research and development. Of such full-time employees, 143 were located in Israel, 34 were in the United States, 81 were in Canada and 45 were in various other countries.

        As of December 31, 2006, we employed 294 full-time employees, of whom 34 were employed in general management and administration, 43 were employed in marketing, 23 were employed in production management, 143 were employed in production, installation and maintenance, and 51 were employed in engineering and research and development. Of our 294 full time employees, 135 were in Israel, 49 located were in the United States, 78 were in Canada and 32 were in various other countries.

        Our relationships with our employees in Israel are governed by Israeli labor legislation and regulations, extension orders of the Israeli Ministry of Labor and personal employment agreements. We are subject to various Israeli labor laws, collective bargaining agreements entered into from time to time between the Manufacturers Association and the Histadrut, as well as collective bargaining arrangements. Such laws, agreements and arrangements cover a wide range of areas, including minimum employment standards, such as working hours, minimum wages, vacation, procedures for dismissing employees, severance pay and pension plans and special issues, such as equal pay for equal work, equal opportunity in employment and employment of youth and army veterans. Certain of our employees are parties to individual employment agreements. We generally provide our employees with benefits and working conditions beyond the required minimums. Each of our subsidiaries provides a benefits package and working conditions which are competitive with other companies in their area of operations.

        Israeli law requires severance pay upon certain circumstances, including upon the retirement or death of an employee or termination of employment without due cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration, which amounts also include payments for national health insurance.

E.	Share Ownership.

        The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of June 30, 2009.

Name	Number of Ordinary Shares Owned(1)	Percentage of Outstanding Ordinary Shares(2)

Jacob Perry	-	-
Hagai Katz	-	-
Zev Morgensten	-	-
Asaf Even-Ezra (3)	124,926	1.20%
Yehonatan Ben-Hamozeg	*	*
Jacob Even-Ezra (4)	370,742	3.56%
Nathan Kirsh (5)	2,516,268	24.20%
Shaul Kobrinsky	-	-
Zeev Livne	-	-
Jacob Nuss	-	-
Barry Stiefel
Anat Winner	-	-
All directors and executive
officers as a group (12 persons)	3,249,252	31.19%

*Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible debenture notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 10,396,548 ordinary shares issued and outstanding as of June 30, 2009.

(3)	Includes 9,000 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $8.56 per share that expire in December 2010. Asaf Even-Ezra is Jacob Even-Ezra’s son.

(4)	Includes 76,915 ordinary shares held by a trustee. Jacob Even-Ezra is the father of Asaf Even-Ezra.

(5)	Based upon a Schedule 13D/A filed with the Securities and Exchange Commission on January 16, 2009 and other information available to the company. Includes: (i) 346,375 ordinary shares held of record by Mr. Kirsh; (ii) 1,485,852 ordinary shares held of record by Mira Mag Inc., or Mira Mag, a company organized in Liberia; and (iii) 684,041 ordinary shares held of record by Ki Corporation Limited, or Ki Corporation, a company organized in Liberia. The Eurona Foundation holds 100% of Ki Corporation. Ki Corporation holds 100% of the shares of Mira Mag. The Eurona Foundation is a Liechtenstein trust controlled by Mr. Kirsh, who also serves as its trustee. Mr. Kirsh may be deemed to have beneficial ownership of the ordinary shares held of record by Mira Mag and Ki Corporation.

2003 Israeli Share Option Plan

        On October 27, 2003, our board of directors adopted our 2003 Israeli Share Option Plan, or the 2003 Plan, which was approved by our shareholders in July 2004. Under the 2003 Plan, stock options will be periodically granted to our employees, directors, officers and consultants, in accordance with the decision of our board of directors.

        Our board of directors has the authority to determine the vesting schedule of such options and the exercise price. Under the 2003 Plan, unless determined otherwise by the Board, no option may be exercised before the second anniversary of the date on which it was granted, and each option expires on or before the fifth anniversary of the date on which it was granted. Pursuant to the 2003 Plan, any options that are cancelled or not exercised within the option period will become available for future grants. Our board of directors has elected to allot options to Israeli employees under Israel’s capital gain tax treatment.

        Pursuant to the provisions of the 2003 Plan, if we issue a stock dividend, the number of shares purchasable by any grantee upon the exercise of options that were granted prior to the issuance of the stock dividend will be correspondingly increased.

        In May 2008, our board of directors approved an amendment to the 2003 Plan, which was approved by our shareholders in August 2008, that increased the number of ordinary shares available for issuance under the 2003 Plan by 1,000,000, and extended the termination of the 2003 Plan from October 2013 to October 2018.

        As of December 31, 2008, options to purchase 724,500 ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of 7.92 per share. None of the options awarded under the 2003 Plan were exercised during 2008. As of December 31, 2008, 894,075 ordinary shares remained available for future option grants under the 2003 Plan.

ITEM 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

        The following table sets forth certain information as of June 30 , 2009 regarding the beneficial ownership of our ordinary shares, by each person or entity known to us to own beneficially 5.0% or more of our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)

Nathan Kirsh (3)	2,516,268	24.2%
Diker Management LLC (4)	968,468	9.32%
Clough Capital Partners L.P. (5)	770,842	7.41%
Grace & White, Inc. (6)	596,148	5.73%
Prescot Group Aggressive Small Cap Master Fund, G.P. (7)	547,127	5.26%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 10,396,548 ordinary shares issued and outstanding as of June 30, 2009.

(3)	Based upon a Schedule 13D/A filed with the Securities and Exchange Commission on January 16, 2009 and other information available to the company. Includes: (i) 346,375 ordinary shares held of record by Mr. Kirsh; (ii) 1,485,852 ordinary shares held of record by Mira Mag Inc., or Mira Mag, a company organized in Liberia; and (iii) 684,041 ordinary shares held of record by Ki Corporation Limited, or Ki Corporation, a company organized in Liberia. The Eurona Foundation holds 100% of Ki Corporation. Ki Corporation holds 100% of the shares of Mira Mag. The Eurona Foundation is a Liechtenstein trust controlled by Mr. Kirsh, who also serves as its trustee. Mr. Kirsh may be deemed to have beneficial ownership of the ordinary shares held of record by Mira Mag and Ki Corporation.

(4)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 17, 2009. The Schedule 13G/A indicates that as the sole general partner of certain Diker partnerships with respect to stock directly owned by certain Diker funds, or the Diker Funds, Diker GP, has the power to vote and dispose of the shares owned by the Diker Funds and, accordingly, may be deemed the beneficial owner of such shares. Pursuant to investment advisory agreements, Diker Management, LLC serves as the investment manager of the Diker Funds. Accordingly, Diker Management may be deemed the beneficial owner of shares held by the Diker Funds. Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP, LLC and Diker Management LLC, and in that capacity direct their operations. Therefore, Charles M. Diker and Mark N. Diker may be deemed the beneficial owners of shares beneficially owned by Diker GP, LLC and Diker Management LLC. Diker GP, LLC, Diker Management LLC, Charles M. Diker and Mark N. Diker disclaim all beneficial ownership, however, as affiliates of a registered investment adviser, and in any case disclaim beneficial ownership except to the extent of their pecuniary interest in the shares.

(5)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 10, 2009. The Schedule 13G/A indicates that the shares include shares beneficially owned by investment companies, pooled investment vehicles and other accounts for which Clough Capital Partners L.P. serves as investment adviser. Such shares may be deemed beneficially owner by (a) Clough Capital Partners L.P., (b) Clough Capital Partners LLC, the general partner of Clough Capital Partners L.P., and (c) Messrs. Charles Clough, James Canty and Eric Brock, the managing members of Clough Capital Partners LLC. Each such reporting person disclaims beneficial ownership of such shares except to the extent of its respective pecuniary interest therein.

(6)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 4, 2009. The Schedule 13G/A indicates that Grace & White, Inc. is a registered investment adviser.

(7)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 10, 2009. The Schedule 13G/A indicates that Prescott Group Aggressive Small Cap, L.P. and Prescott Group Aggressive Small Cap II, L.P., referred to together as the Small Cap Funds, are the general partners of Prescot Group Aggressive Small Cap Master Fund, G.P., or Prescott Master Fund. Prescott Group Capital Management, L.L.C., or Prescott Capital, serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the ordinary shares held by the Master Fund. Mr. Frohlich, the principal of Prescott Capital, may direct the vote and disposition of the ordinary shares held by Prescott Master Fund.

Significant Changes in the Ownership of Major Shareholders

        As of December 26, 2005, Mr. Nathan Kirsh beneficially owned 1,832,227 or 17.66% of our ordinary shares, in accordance with a Schedule 13D/A filed with the Securities and Exchange Commission, or SEC on February 13, 2006. On January 10, 2008, Mr. Nathan Kirsh filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 1,913,601, or 18.41% of our ordinary shares. On April 24, 2008, Mr. Nathan Kirsh filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 2,191,162, or 21.08% of our ordinary shares. On April 25, 2008, Mr. Nathan Kirsh filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 2,191,162, or 21.08% of our ordinary shares. On January 16, 2009, Mr. Nathan Kirsh filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 2,516,268, or 24.20% of our ordinary shares.

        On February 6, 2007, Clough Capital Partners, L.P. filed an amendment to its Schedule 13G, on Schedule 13G/A, with the SEC reflecting beneficial ownership of 711,669 or 6.85% of our ordinary shares. On February 11, 2008, Clough Capital Partners, L.P. filed an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 712,269 or 6.85% of our ordinary shares. On February 10, 2009, Clough Capital Partners, L.P. filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 770,842 or 7.41% of our ordinary shares.

        On February 2, 2007, Diker GP, LLC, Diker Management LLC, or Diker Management, Messrs. Charles M. Diker and Mark N. Diker filed a Schedule 13G with the SEC reflecting beneficial ownership of 1,007,601 or 9.70% of our ordinary shares. On February 12, 2008, the foregoing reporting persons filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,014,425, or 9.76%, of our ordinary shares. On February 17, 2009, the foregoing reporting persons filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 968,468 or 9.32% of our ordinary shares.

        On February 4, 2008, Grace & White, Inc. filed a Schedule 13G with the SEC reflecting beneficial ownership of 574,254 or 5.52% of our ordinary shares. On February 10, 2009, Grace & White, Inc. filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 596,148 or 5.73% of our ordinary shares.

        On February 14, 2008, Prescott Capital, Prescott Group Aggressive Small Cap, L.P., Prescott Group Aggressive Small Cap II, L.P. and Mr. Phil Frohlich filed a Schedule 13G with the SEC reflecting beneficial ownership of 539,097 or 5.19% of our ordinary shares. On February 10, 2009, the foregoing reporting persons filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 547,127 or 5.3% of our ordinary shares.

Major Shareholders Voting Rights

        The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of July 10, 2009, there were 58 holders of record of our ordinary shares, of which 46 record holders holding approximately 77.14% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 76.93% of our outstanding ordinary shares as of such date.

B.	Related Party Transactions.

        On January 22, 2008, we entered into a retirement agreement with Mr. Jacob Even-Ezra, who retired from his position as the chairman of our board of directors as of January 1, 2008, based on the terms approved by our shareholders in August 2007. Subsequent to the annual general meeting of our shareholders held in August 2007, our board of directors required that Mr. Even-Ezra’s retirement agreement be amended to include a non-compete undertaking. Pursuant to the retirement agreement, as amended, Mr. Even- Ezra has undertaken not to compete with our company for a period of three years following his retirement. In consideration, we agreed to pay Mr. Even-Ezra $360,000. Such amendment was approved in January 2008 by our audit committee and board of directors without shareholder approval in accordance with the Companies Regulations (Relief from Related Party Transactions) 5760-2000, promulgated under the Israeli Companies Law, since such amendment is solely for the benefit of the our company. In the event that within 14 days from the date of the disclosure of the resolution of the audit committee and the board of directors shareholders holding at least 1% of our voting rights will so request, such resolution will be subject to the approval of the general meeting of our shareholders. In addition, as gratitude for his long term and outstanding efforts to further our business and interests, we agreed to provide to Mr. Even-Ezra with certain benefits and services, the value thereof presently estimated to be $50,000 per year, for the rest of his life. As of December 31, 2008, the actuarial value of these perquisites is estimated by approximately $603,000.

        On August 21, 2008, we entered into an agreement with Mr. Jacob Perry, in connection with his services as the chairman of our board of directors. Pursuant to the terms of the agreement, Mr. Perry agreed to serve as the chairman of our board of directors on a part time basis and has undertaken to devote 50%-60% of his business time and attention to the development of our business. Mr. Perry’s service as the chairman of our board of directors is for an unlimited period, however each party may terminate the agreement without cause by giving 90 days’ notice to the other party. Mr. Perry is entitled to receive as compensation for his services as chairman of our board of directors a monthly fee of NIS 50,000 (approximately $13,000) effective as of the date of his appointment as chairman of our board of directors on January 1, 2008. Such compensation is linked to the Israeli consumer price index and will be adjusted every six months. In addition, in the event that our annual income before taxes (after deduction of any and all bonuses paid to all other employees including our chief executive officer, and excluding any non-recurring capital gain or loss), will be higher than $3,000,000, or the Base Amount we will pay Mr. Perry an annual bonus that will be equal to 5% of our company’s annual income before taxes, but in any event not more than $500,000 per year. On January 1 of each year, the Base Amount is increased by 10% per year. Mr. Perry is also entitled to receive all customary social benefits such as managers insurance and education fund, such amount will be paid to him or to third parties for his benefit. In November 2008, our agreement with Mr. Perry was amended, pursuant to which until September 1, 2008, Mr. Perry was engaged by us as an as independent contractor through a company controlled by him and after September 1, 2008, is an employee of our company. Such amendment was approved in January 2008 by our audit committee and board of directors without shareholder approval in accordance with the Companies Regulations (Relief from Related Party Transactions) 5760-2000, promulgated under the Israeli Companies Law, since such amendment is solely for the benefit of the our company. In the event that within 14 days from the date of the disclosure of the resolution of the audit committee and the board of directors shareholders holding at least 1% of our voting rights will so request, such resolution will be subject to the approval of the general meeting of our shareholders.

        Mr. Perry is also the chairman of the board of directors of Mizrahi Tefahot Bank B.M. We have a credit line with Mizrahi Tefahot Bank B.M., totaling approximately $5.0 million since July 2006. Our board of directors determined that this a transaction in the ordinary cause of business, that was made on an arm’s length basis and is in the best interest of our company.

        Our former U.S. subsidiary, Smart Interactive Systems Inc., provided video monitoring services to companies controlled by Mr. Nathan Kirsh, our principal shareholder and a director. The terms of the contracts under which we made sales to these companies were negotiated on an arm’s length basis and the terms of such contracts were no more favorable to these companies than those it could have obtained from an unaffiliated third party. Our sales to these companies during the years ended 2006 and 2007, were $765,000 and $781,000, respectively. In December 2007, we disposed of our U.S. based video monitoring business.

        In November 2008, our audit committee and board of directors approved, subject to the approval of our shareholders, that Mr. Zeev Livne, a director, is entitled to a commission equal to 1.5% of the net revenues actually received by us from certain transactions in a number of Eastern European countries.

        We have entered into retirement agreements with our certain of our officers under which we have paid post employment and retirement liabilities in the aggregate amount of approximately $2.6 million.  Of such amount, approximately $1.7 million was paid to Mr. Izhar Dekel, our former President and chief executive officer, who had been employed by our company and served in various positions from 1984 until February 2009. These payments include consideration for a non-compete undertaking as well as severance payments and other retirement related payments in accordance with Mr. Dekel’s retirement agreement and Israeli law.

C.	Interests of Experts and Counsel.

        Not applicable.

ITEM 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

        See the consolidated financial statements included under Item 18, “Financial Statements.”

Export Sales

        In 2006, 2007 and 2008, the total amount of our revenues from our facilities located outside of Israel to customers outside of Israel was approximately $37.0 million, $49.1 million and $48.3 million, respectively, or 55.2%, 67.9% and 68.7% of our total revenues, respectively. In 2006, 2007 and 2008, the total amount of our export revenues from our Israeli facilities to countries outside of Israel was approximately $3.6 million, $7.6 million and $9.9 million, respectively, or 5.4%, 10.5% and 14.1% of our total revenues, respectively.

Legal Proceedings

        In May 2005, we entered into an agreement to supply comprehensive security solutions for a sensitive site in Eastern Europe. As part of the agreement, we received an advance payment, secured by a bank advanced payment guarantee that was to be reduced proportionally as execution of the project progressed. In addition, we issued to the customer a performance bank guarantee. We commenced the project and delivered some of the equipment and other deliverables to the customer in 2005. In April 2006, the customer informed us that it was canceling the agreement due to errors in the design documents that we submitted. In addition, the customer did not make payments required under the agreement. Based on its cancellation of the agreement, the customer collected $3.2 million under the performance bank guarantee on June 20, 2006. Due to the uncertainty, we did not recognize any revenues from this project.

        On July 11, 2006, the customer made a demand for additional $1.4 million payment under the performance bank guarantee. Upon our motion, the District Court in Haifa, Israel issued a temporary injunction against the payment of such guarantee pending a hearing in August 2006. At the hearing, we reached a settlement with the customer pursuant to which we paid the customer approximately $700,000 of the disputed amount and the balance will be repaid only if we are found liable for damages exceeding the amount paid by us. In view of the above and due to the uncertainty of our preventing the forfeiture of the performance bank guarantee, we included a $1.4 million provision in respect of this guarantee in our financial statements for the year ended December 31, 2005. Based on the settlement, we cancelled the balance of the provision made in our financial statements in 2006.

        On June 6, 2007, the Court of Arbitration awarded its decision in the arbitration and stated that the agreement concluded between us and the customer is void due to legal mistakes made by the customer in the tender process. As a result of this award and as agreed in the settlement agreement, the performance bank guarantee was cancelled in February 2008. Based on the above we decided to institute a new legal action against the customer and seek compensation for the damages we incurred. We initiated the following motions: (1) on December 10, 2007 a motion for reconciliation was submitted to a Public Court; and (2) on December 11, 2007 a claim for compensation was submitted to the Court of Arbitration. In both actions the claim was in the amount of $21,533,998. On February 2008, the customer denied our request for reconciliation and as a result this process has been concluded. The arbitration proceeding is still pending.

        In addition, we are subject to legal proceedings arising in the normal course of business. Based on the advice of our legal counsel, management believes that these proceedings will not have a material adverse effect on our financial position or results of operations.

Dividend Distribution Policy

        We currently intend to retain future earnings for use in our business and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. Future dividend distributions are subject to the discretion of our board of directors and will depend on a number of factors, including our operating results, future capital resources available for distribution, capital requirements, financial condition, the tax implications of dividend distributions on our income, future prospects and any other factors our board of directors may deem relevant.

        The distribution of dividends also may be limited by Israeli law, which permits the distribution of dividends only out of profits (as defined by the Israeli Companies Law) or otherwise upon the permission of the court. “Profits” are defined in the Israeli Companies Law as the balance of surpluses, or the surpluses accumulated over the past two years, whichever is the greater, in accordance with the latest adjusted financial statements, audited or reviewed, prepared by the company, provided that the date in respect of which the statements were prepared is no earlier than six months prior to the date of distribution. “Surplus” means sums included in a company’s shareholders’ equity originating from the net profit of the company, as determined according to generally accepted accounting principles, and sums other than share capital or premiums that are included in shareholders’ equity under generally accepted accounting principles and the Minister of Justice prescribed that they are to be considered surplus.

B.	Significant Changes.

        Since the date of the annual consolidated financial statements included in this annual report, no significant changes have occurred.

ITEM 9.	The Offer and Listing

A.	Offer and Listing Details.

Annual Stock Information

        The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High		Low

2004	$40.35	$6.75	NIS	156.68	NIS	32.25
2005	$12.22	$7.87	NIS	53.45	NIS	35.74
2006	$14.20	$8.51	NIS	64.78	NIS	36.10
2007	$12.00	$6.26	NIS	51.00	NIS	23.50
2008	$9.30	$4.61	NIS	32.44	NIS	18.60

Quarterly Stock Information

        The following table sets forth, for each of the full financial quarters in the years indicated and any subsequent period, the high and market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High		Low

2007
First Quarter	$12.00	$8.53	NIS	51.00	NIS	36.25
Second Quarter	$11.18	$9.91	NIS	46.06	NIS	40.20
Third Quarter	$10.49	$7.50	NIS	43.95	NIS	34.01
Fourth Quarter	$9.15	$6.26	NIS	36.99	NIS	23.50

2008
First Quarter	$7.70	$5.09	NIS	28.20	NIS	19.00
Second Quarter	$8.81	$5.84	NIS	29.55	NIS	19.00
Third Quarter	$9.30	$6.80	NIS	32.44	NIS	23.01
Fourth Quarter	$8.87	$4.61	NIS	31.97	NIS	18.60

2009
First Quarter	$6.40	$3.79	NIS	24.50	NIS	16.00

Monthly Stock Information

        The following table sets forth, for each of the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High		Low

December 2008	$6.24	$4.76	NIS	23.00	NIS	18.60
January 2009	$6.40	$5.37	NIS	24.50	NIS	21.05
February 2009	$5.76	$4.67	NIS	23.78	NIS	21.00
March 2009	$5.21	$3.79	NIS	22.15	NIS	16.00
April 2009	$4.75	$3.80	NIS	18.94	NIS	16.61
May 2009	$4.69	$4.07	NIS	19.70	NIS	17.02

B.	Plan of Distribution.

        Not applicable.

C.	Markets.

        Our ordinary shares have traded on the NASDAQ Global Market under the symbol “MAGS”since our initial public offering in 1993. Our ordinary shares have also traded on the Tel Aviv Stock Exchange under the symbol “MAGS” since July 1, 2001.

D.	Selling Shareholders.

        Not applicable.

E.	Dilution.

        Not applicable.

F.	Expenses of the Issue.

        Not applicable.

ITEM 10.	Additional Information

A.	Share Capital.

        Not applicable.

B.	Memorandum and Articles of Association.

Purposes and Objects of the Company

        We are a public company registered with the Israeli Companies Registrar and have been assigned company number 52-003892-8. Section 2 of our memorandum of association provides, among other things, that we were established for the purposes of acquiring from IAI a plant, known as the Magal Plant, engaged in the development, manufacture, sale and support of alarm devices and dealing in the development, manufacturing and support of security alarm devices and other similar products. In addition, the purpose of our company is to be eligible to perform and act in connection with any right or obligation of whatever kind or nature permissible under Israeli law.

Board of Directors

        The strategic management of our business (as distinguished from the daily management of our business affairs) is vested in our board of directors, which may exercise all such powers and do all such acts as our company is authorized to exercise and do, and which are not required to be exercised by a resolution of the general meeting of our shareholders. The board of directors may, subject to the provisions of the Israeli Companies Law, delegate some of its powers to committees, each consisting of one or more directors, provided that at least one member of such committee is an external director.

        According to the Israeli Companies Law, we may stipulate in our articles of association that the general meeting of shareholders is authorized to assume the responsibilities of the board of directors. In the event the board of directors is unable to act or exercise its powers, the general meeting of shareholders is authorized to exercise the powers of the board of directors, even if the articles of association do not stipulate so. Our board of directors has the power to assume the responsibilities of our chief executive officer if he is unable to act or exercise his powers or if he fails to fulfill the instructions of the board of directors with respect to a specific matter.

        Our articles of association do not impose any mandatory retirement or age limit requirements on our directors and our directors are not required to own shares in our company in order to qualify to serve as directors.

        The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

        For a discussion of Israeli law concerning a director’s fiduciary duties and the approval of transactions with office holders, see Item 6.C. “Directors, Senior Management and Employees-Board Practices – Approval of Related Party Transactions under Israeli Law.”

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

        The rights attached to the ordinary shares are as follows:

        Dividends Rights.

        Holders of ordinary shares are entitled to participate in the payment of dividends in accordance with the amounts paid-up or credited as paid up on the nominal value of such ordinary shares at the time of payment (without taking into account any premium paid thereon). However, under article 13 of our articles of association no shareholder shall be entitled to receive any dividends until the shareholder has paid all calls then currently due and payable on each ordinary share held by such shareholder.

        The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. Declaration of a final dividend requires the approval by ordinary resolution of our shareholders at a general meeting of shareholders. Such resolution may reduce but not increase the dividend amount recommended by the board of directors. Dividends may be paid, in whole or in part, by way of distribution of dividends in kind. See “Item 8A. Financial Information – Consolidated Statements and Other Financial Information – Dividend Distributions Policy.”

        Voting Rights

        Holders of ordinary shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

        Generally, resolutions are adopted at the general meeting of shareholders by an ordinary resolution, unless the Israeli Companies Law or our articles of association require an extraordinary resolution. An ordinary resolution, such as a resolution approving the declaration of dividends or the appointment of auditors, requires approval by the holders of a simple majority of the shares represented at the meeting, in person or by proxy, and voting on the matter. An extraordinary resolution requires approval by the holders of at least 75% of the shares represented at the meeting, in person or by proxy, and voting on the matter. The primary resolutions required to be adopted by an extraordinary resolution of the general meeting of shareholders are resolutions to:

—	amend the memorandum of association or articles of association;

—	change the share capital, for example, increasing or canceling the authorized share capital or modifying the rights attached to shares; and

—	approve mergers, consolidations or winding up of our company.

        Our articles of association do not contain any provisions regarding a classified board of directors or cumulative voting for the election of directors. Pursuant to our articles of association, our directors (except the external directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected. All the members of our board of directors (except the external directors) may be reelected upon completion of their term of office. For information regarding the election of external directors, see “Item 6C. Directors, Senior Management and Employees – Directors and Senior Management – Board Practices – Election of Directors.”

        Rights to Share in the Company's Profits

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

        Substantial limitations on shareholders

        See Item 6.C. “Directors, Senior Management and Employees-Board Practices–Approval of Related PartyTransactions.”

Modifications of Share Rights

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

General Meetings of Shareholders

        Under the Israeli Companies Law a company must convene an annual meeting of shareholders at least once every calendar year and within 15 months of the last annual meeting. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. Our board of directors may, in its discretion, convene additional meetings as “special general meetings.” In addition, the board must convene a special general meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company. See this Item 10B. “Additional Information – Memorandum and Articles of Association- Rights Attached to Shares-Voting Rights.”

        A shareholder present, in person or by proxy, at the commencement of a general meeting of shareholders may not seek the cancellation of any proceedings or resolutions adopted at such general meeting of shareholders on account of any defect in the notice of such meeting relating to the time or the place thereof. Shareholders who are registered in our register of shareholders at the record date may vote at the general meeting of shareholders. The record date is set in the resolution to convene the general meeting of shareholders, provided, however, that such record date must be between 14 to 21 days or, in the event of a vote by ballots, between 28 to 40 days prior the date the general meeting of shareholders is held.

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

General Corporate Tax Structure

        Israeli companies are subject to income tax on their worldwide income regardless of the territorial source of such income. Generally, Israeli companies are subject to “corporate tax” on their taxable income. On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, or the Israel Tax Ordinance, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter – 25%. Capital gains derived after January 1, 2003 (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) are generally subject to tax at a rate of 25%. However, the effective tax rate payable by a company that derives income from an “Approved Enterprise,” discussed further below, may be considerably less. See “–Tax Benefits under the Law for the Encouragement of Capital Investments, 1959.”

        Following an amendment to the Israeli Tax Ordinance, which came into effect on January 1, 2009, an Israeli corporation may elect a 5% rate of corporate tax (instead of 25%) for income from dividend distributions received from a foreign subsidiary which is used in Israel in 2009, or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, and the period during which the dividend income will be used in Israel.

Israeli Transfer Pricing Regulations

        On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Israeli Tax Ordinance, came into effect, or the TP Regs. Section 85A of the Tax Ordinance and the TP Regs generally require that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly. The TP Regs are not expected to have a material affect on us.

Tax Benefits for Research and Development

        Israeli tax law allows, under specified conditions, a tax deduction for expenditures, including capital expenditures, in the year incurred relating to scientific research and development projects, if the expenditures are approved by the relevant Israeli Government ministry, determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking such deduction. However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved are deductible over a three-year period.

Encouragement of Capital Investments Law, 5719-1959

The Investments Law Prior to the 2005 Amendment

        The Law for the Encouragement of Capital Investments, 1959, or the Investments Law, as in effect prior to April 1, 2005 provided that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an approved enterprise. The Investment Center based its decision as to whether or not to approve an application, among other things, on the criteria set forth in the Investments Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program.

        The Investments Law provides that an approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. The tax benefits under the Investments Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business. If a company has more than one approval enterprise or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates. The tax benefits under the Investments Law are not, generally, available with respect to income derived from products manufactured outside of Israel. In addition, the tax benefits available to an approved enterprise are contingent upon the fulfillment of conditions stipulated in the Investments Law and regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest.

        The Investments Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved enterprise program.

        Taxable income of a company derived from an approved enterprise is subject to corporate tax at the maximum rate of 25%, rather than the regular corporate tax rate, for the benefit period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income (after the commencement of production), and is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier, referred to as the “Years Limitation.”

        A company may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company’s undistributed income derived from the approved enterprise will be exempt from corporate tax for a period of between two and ten years from the first year the company derives taxable income under the program, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. The Years Limitation does not apply to the exemption period. A company that has elected the alternative package of benefits, such as us, that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount distributed, including any taxes thereon, at the rate which would have been applicable had it not elected the alternative package of benefits, generally 10%-25%, depending on the percentage of the company’s ordinary shares held by foreign shareholders. The dividend recipient is subject to withholding tax at the rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter. The company must withhold this tax at source.

        A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. As specified above, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be exempt from tax on its undistributed income for a period of between two to ten years, and will be subject to a reduced tax rate for the remainder of the benefits period. The tax rate for the remainder of the benefits period will be 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate will be 20% if the foreign investment is more than 49% and less than 74%; 15% if more than 74% and less than 90%; and 10% if 90% or more.

        Subject to applicable provisions concerning income under the alternative package of benefits, dividends paid by a company are considered to be attributable to income received from the entire company and the company’s effective tax rate is the result of a weighted average of the various applicable tax rates, excluding any tax-exempt income. Under the Investments Law, a company that has elected the alternative package of benefits is not obliged to distribute retained profits, and may generally decide from which year’s profits to declare dividends. We currently intend to reinvest any income derived from our approved enterprise program and not to distribute such income as a dividend.

        The Israeli government may reduce or eliminate tax benefits available to approved enterprise programs in the future. We cannot assure you that our approved program and the benefits thereunder shall continue in the future at its current level or at any level.

        Currently, we have two valid expansion programs that were granted approved enterprise status under the Investments Law prior to its amendment.

2005 Amendment to the Investments Law

        An amendment to the Investments Law, which was published on April 1, 2005, or the Amendment, has changed certain provisions of the Investments Law. As a result of the Amendment, a company is no longer obliged to acquire approved enterprise status in order to receive the tax benefits previously available under the alternative benefits provisions, and therefore generally there is no need to apply to the Investment Center for this purpose (approved enterprise status remains mandatory for companies seeking grants). Rather, a company may claim the tax benefits offered by the Investments Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the Amendment. A company is also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment.

        Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export, referred to as a “Benefited Enterprise.” In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a certain percentage or a minimum amount specified in the Investments Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise, referred to as the Year of Election. Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets before the expansion.

        The duration of tax benefits is subject to a limitation of the earlier of seven to ten years from the commencement year, or 12 years from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to us:

—	Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) with respect to the gross amount of dividend distributed. The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

—	A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

        Generally, a company that is “Abundant in Foreign Investment,” as defined in the Investments Law, is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

        The Amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition are retroactive from 2003.

        The Amendment applies to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received “Approved Enterprise” approval from the Investment Center on or prior to December 31, 2004, in which case the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investments Law as they were on the date of such approval.

        Should we elect to utilize tax benefits under the Amendment to the Investments Law, any such tax exempt profits might be subject to future taxation on the corporate level upon distribution to shareholders by a way of dividend or liquidation. Accordingly, we may be required to recognize deferred tax liability with respect to such tax exempt profits.

        A substantial portion of our taxable operating income is derived from our approved enterprise program and we expect that a substantial portion of any taxable operating income that we may realize in the future will be also derived from such program. There is no assurance that our facilities will continue to enjoy such status in the future.

        On March 3, 2007, we received a pre-ruling from the Israeli Tax Authority confirming that our most recent development program will be deemed a Benefiting Enterprise under the amended Investments Law. Our income from this program is tax-exempt for a period of two years, and is subject to a reduced tax rate of 10%-25 for a period of five to eight years (depending upon the percentage of foreign ownership of the Company). We have not enjoyed any tax benefits under this program to date.

Encouragement of Industry (Taxes) Law, 5729-1969

        Under the Encouragement of Industry (Taxes) Law, 5729-1969, or the Industry Encouragement Law, “Industrial Companies” are entitled to certain corporate tax benefits, including, among others:

—	Amortization, under certain conditions, of purchases of know-how and patents and of rights to use a patent and know-how which are used for the development or advancement of the company, over an eight-year period for tax purposes;

—	Right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies; and

—	Accelerated depreciation rates on equipment and buildings; and

—	Deductions over a three-year period of expenses in connection with the issuance and listing of shares on a recognized stock market.

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

Encouragement of Industrial Research and Development Law, 5744-1984

        Under the Encouragement of Industrial Research and Development Law, 5744-1984, or the Research Law, research and development programs that meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS, are eligible for grants between 20%-50% of certain of the project’s expenditures, as determined by the research committee of the OCS. In exchange, the recipient of such grants is required to pay the OCS royalties from the revenues derived from products incorporating technology developed within the framework of the approved research and development program or derived from such program (including ancillary services in connection with such program), usually up to 100% of the U.S. dollar-linked value of the total grants received in respect of such program, plus LIBOR interest.

        The terms of the Israeli government participation also require that products developed with government grants be manufactured in Israel. However, under regulations promulgated under the Research Law, upon the approval of the OCS, some of the manufacturing volume may be performed outside Israel, provided that the grant recipient pays royalties at an increased rate. The Research Law also allows for the approval of grants in cases in which the applicant declares that part or all of the manufacturing will be performed outside of Israel or by foreign residents and the research committee of the OCS is convinced that this is essential for the execution of the program. The Research Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the prior approval of the research committee of the OCS. The Research Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel. No approval is required for the sale or export of any products resulting from such research and development.

        In June 2005, an amendment to the Research Law became effective, which amendment was intended to make the Research Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of OCS funded know-how outside of Israel. The amendment permits the OCS, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of demanding the recipient to pay increased royalties as described above. The amendment further permits, under certain circumstances and subject to the OCS’s prior approval, the transfer outside Israel of know-how that has been funded by OCS, generally in the following cases: (a) the grant recipient pays to the OCS a portion of the consideration paid for such funded know-how (according to certain formulas), (b) the grant recipient receives know-how from a third party in exchange for its funded know-how, or (c) such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities.

        The Research Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the OCS and obtaining the approval of the OCS for any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a foreign resident becoming an interested party directly in the recipient and requires the new interested party to undertake to the OCS to comply with the Research Law. In addition, the rules of the OCS may require prior approval of the OCS or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any foreign resident who acquires 5% or more of our ordinary shares will be required to notify the OCS that it has become an interested party and to sign an undertaking to comply with the Research Law.

        The Israeli authorities have indicated that the government may reduce or abolish grants from the OCS in the future. Even if these grants are maintained, we cannot assure you that we will receive OCS grants in the future. In addition, each application to the OCS is reviewed separately, and grants are based on the program approved by the research committee. Generally, expenditures supported under other incentive programs of the State of Israel are not eligible for grants from the OCS.

Taxation under Inflationary Conditions

        The Income Tax (Inflationary Adjustments) Law, 5745- 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which are material to us can be described as follows:

—	There is a special tax adjustment for the preservation of equity whereby some corporate assets are classified broadly into fixed assets and non-fixed assets.

—	Where a company’s equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company’s equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

—	Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli consumer price index.

        The Inflationary Adjustments Law was abolished, effective as of January 1 2008, and subject to transitional provisions and special provisions to prevent a distortion in the tax calculations. In February 2008, the Knesset passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law with effect from 2008 and thereafter. From 2008, the results for tax purposes will be measured in nominal values, excluding certain adjustments for changes in the Israeli consumer price index carried out in the period up to December 31, 2007. The amended law includes, among other things, the elimination of the inflationary additions and deductions and the additional deduction for depreciation with effect from 2008.

Capital Gains Tax on Sales of Our Ordinary Shares by Foreign Holders

        Under income tax regulations foreign residents of Israel, who sell shares of an Israeli company publicly traded on a recognized stock exchange outside of Israel, will be exempt from tax subject to the satisfaction of all following conditions:

—	The capital gain is not attributable to a permanent establishment in Israel.

—	The shares were purchased after the first initial public offering on the recognized stock exchange outside of Israel.

—	The provisions of the Income Tax Law (Inflationary Adjustments), 1985 do not apply to such gain

        However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        Under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel. However, under the U.S.-Israel Tax Treaty, such U.S. resident (for purposes of the U.S.-Israel Tax Treaty) would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The Treaty does not relate to U.S. state or local taxes.

Taxation of Foreign Holders of Shares

        Foreign residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends after January 1, 2006 other than bonus shares or stock dividends, income tax at the rate of 20% will be withheld on dividends distributed to Israeli individual shareholders or to foreign residents, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time receiving the dividend or on any date in the twelve months preceding it, the applicable tax rate is 25%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our approved enterprise, that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%. Furthermore, dividends paid from income derived from our approved enterprise are subject, under certain conditions, to withholding at the rate of 15%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

        A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Controlled Foreign Corporation

        In general, and subject to the provisions of all relevant legislation, an Israeli resident who holds, directly of indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income (generally referred to as a Controlled Foreign Corporation), is liable for tax on the portion of his or her income attributed to holdings in such corporation, as if such income was distributed to him or her as a dividend.

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

        Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the “Treaty”) or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from a passive foreign investment company, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

Passive Foreign Investment Companies

        For U.S. federal income tax purposes, we will be considered a passive foreign investment company, or PFIC, for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

        If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate, discussed above, and, unless you elect either to treat your investment in ordinary shares as an investment in a “qualified electing fund,” or a QEF election, or to “mark to market” your ordinary shares, as described below:

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

        We are subject to certain of the reporting requirements of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also submit to the Securities and Exchange Commission reports on Form 6-K containing (among other things) press releases and unaudited financial information. We post our annual report on Form 20-F on our website (www.magal-ssl.com) promptly following the filing of our annual report with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this annual report.

        This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 000-21388.

        The Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

        The documents concerning our company that are referred to in this annual report may also be inspected at our executive offices in Israel.

        In addition, since we are also listed on the Tel Aviv Stock Exchange, we submit copies of all our filings with the SEC to the Israeli Securities Authority and Tel Aviv Stock Exchange. Such copies can be retrieved electronically through the Tel Aviv Stock Exchange’s internet messaging system (www.maya.tase.co.il) and, for filings after November 2003, also through the MAGNA distribution site of the Israeli Securities Authority (www.magna.isa.gov.il).

I.	Subsidiary Information.

        Not applicable.

ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to a variety of risks, including changes in interest rates and foreign currency fluctuations.

Interest Rate Risk

        Our exposure to market risk for changes in interest rates is related to our long-term and short-term loans. Our financial expenses are sensitive to the LIBOR and prime interest rates, since our short-term loans bear prime-based interest rates and of our $3.2 million long-term loans, $1.4 million bear a fixed interest rate and $1.8 million bear LIBOR interest rate.

        The table below presents principal amounts and related weighted average interest rates by date of maturity for our loans:

Interest Rate Sensitivity Principal Amount by Expected Maturity Date and Weighted Average Interest Rate
(U.S. dollars in thousands)
Liabilities	2009	2010	2011	2012	Total	Fair Value at December 31, 2008

Short-term loans	23,182	-	-	-	23,182	23,182
Weighted average interest rate	4.25	-	-	-	4.25	-
Long-term loans	813	1,802	480	-	3,095	3,035
Weighted average interest rate	3.32	4.49	2.75	-	3.91	-

Foreign Currency Exchange Risk

        We sell most of our products in North America, Europe and Israel. Our revenues are primarily denominated in U.S. dollars, Euros and NIS, while a portion of our expenses, primarily labor expenses, is incurred in NIS and Canadian Dollars. Additionally, certain assets, especially trade receivables, as well as part of our liabilities are denominated in NIS. As a result, fluctuations in rates of exchange between the U.S. dollar and non-U.S. dollar currencies may affect our operating results and financial condition. The dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the U.S. dollar. In addition, the value of our non-U.S. dollar revenues could be adversely affected by the depreciation of the U.S. dollar against such currencies. In 2006, 2007 and 2008, the NIS appreciated by approximately 8.2%, 9.0% and 1.1%, respectively, against the U.S. dollar, which had a significant adverse affect on our results of operations. In 2008, the Euro depreciated against the U.S. dollar by 5.3%, while in 2007 and 2006, the Euro appreciated against the U.S. dollar by 11.7% and 11.3%, respectively.

        In addition, the U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the Canadian dollar. In 2008, the Canadian dollar depreciated against the U.S. dollar by approximately 19.7%, while in 2007 and 2006, the Canadian dollar appreciated against the U.S. dollar by 18.4% and 0.4%, respectively.

        During the years ended December 31, 2007 and 2008, foreign currency fluctuations had an adverse impact on our results of operations and we recorded foreign exchange losses, net of $792,000 and $246,000, respectively. During the year ended December 31, 2006, we recorded foreign currency exchange gains, net of $276,000. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

        To protect against the change in the forecasted foreign currency cash flows of certain sale arrangements resulting from changes in the exchange rate, from time to time we have entered into forward contracts to hedge portions of our forecasted revenue and unbilled accounts receivable denominated in foreign currencies. We have designated the forward instruments as cash flow hedges for accounting purposes.

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

        We recorded $915,000, $666,000 and $291,000 of financial expenses related to forward contracts transactions in 2006, 2007 and 2008, respectively.

ITEM 12.	Description of Securities Other Than Equity Securities

        Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

ITEM 15.	Controls and Procedures

Disclosure Controls and Procedures

        We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective at a reasonable level of assurance as of December 31, 2008, in that we had insufficient personnel with appropriate level of knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting requirements in our newly acquired European subsidiary.

Management’s Report on Internal Control over Financial Reporting

        Our management, including our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

        Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission.

        During the fourth quarter of 2008, we experienced the following problems with our internal control over financial reporting with respect to the recording of the financial results of our new European subsidiary that we acquired in September 2007: certain revenues with respect to certain projects in Africa that are reflected in the financial statements using the percentage of completion basis of accounting were misvalued and the provision for warranties and penalties with respect to these projects was under accrued. As a result, as of December 31, 2008, we applied the completed contract method of accounting only with respect to these projects, in order to provide adequate information. We performed sufficient procedures to determine that all material errors were identified and corrected before the company publicly reported its results of operations. We also concluded that these errors in accounting and financial reporting reflect material weaknesses in internal control over financial reporting resulting from insufficient personnel in the European subsidiary with the appropriate level of knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting requirements. Therefore, our management concluded that, as of December 31, 2008, our internal control over financial reporting was not effective because of the material weaknesses in internal control over financial reporting described above.

Remediation of Material Weaknesses

        Under the direction of our chief executive officer and chief financial officer and in consultation with our audit committee, we have begun to implement measures to remediate the effectiveness of our internal control over financial reporting. Since the beginning of 2009, we have appointed a new financial officer to the European subsidiary. In addition, we are reexamining the design of the internal controls in the European subsidiary, as well as implementing measures to appropriately staff and provide appropriate training to the subsidiary’s financial and accounting personnel. We believe that these measures, as well as additional measures that are planned for 2009, will remediate the material weakness of our internal control over financial reporting.

Attestation Report of Registered Public Accounting Firm

        Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, our independent registered public accounting firm that audited our consolidated financial statements for the year ended December 31, 2008 included in this annual report, has issued an attestation report on our internal control over financial reporting. The report is included on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

        There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting. However, subsequent to December 31, 2008, we made changes to our internal control over financial reporting and took remedial actions, as described above.

ITEM 16A.	Audit Committee Financial Expert

        Our board of directors has determined that Ms. Anat Winner, an independent director, meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. For a brief description of Ms. Winner’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management.”

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

Independent Public Accountant Fees and Services

        The following table sets forth, for each of the years indicated, the fees billed by our principal independent registered public accounting firm, Kost Forer Gabbay & Kasierer. All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31
Services Rendered	2007	2008
	U.S. dollars in thousands

Audit (1)	$617	$707
Audit-related	-	-
Tax (2)	126	131
Other (3)	7	38

Total	$750	$876

(1)	Audit fees are for audit services for each of the years shown in the table, including fees associated with the annual audit (including audit of our internal control over financial reporting), consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax fees are for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions, tax consulting associated to international taxation, employee benefits, tax assessment deliberation, and in connection with the approval of our investment program for our approved enterprise.

(3)	Other fees relate to out of pocket reimbursement of expenses, primarily traveling expenses of our auditors.

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

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

        Not applicable.

ITEM 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

        Neither we nor any affiliated purchaser has purchased any of our securities during 2008.

ITEM 16F.	Changes In Registrant’s Certifying Accountant

        Not applicable.

ITEM 16G.	Corporate Governance

        Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350 must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

        On July 7, 2005, we provided NASDAQ with notices of non-compliance with Rule 4350. We informed NASDAQ that we do not comply with the following requirements of Rule 4350, and instead follow Israeli law and practice in respect of such requirements:

—	the requirement regarding the process of nominating directors. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders. See Item 6.C. "Directors, Senior Management and Employees - Board Practices - Election of Directors."

—	the requirement regarding the compensation of our chief executive officer and all other executive officers. Instead, we follow Israeli law and practice in accordance with which our board of directors must approve all compensation arrangements for our chief executive officer and all compensation arrangements for officers are subject to the chief executive officer’s approval. See Item 6.C. “Directors, Senior Management and Employees – Compensation.”

—	the requirement that our independent directors have regularly scheduled meetings at which only independent directors are present. Under Israeli law independent directors are not required to hold executive sessions.

        In addition, on June 30, 2006, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, as defined under NASDAQ Marketplace Rules. Instead, under Israeli law and practice we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors. However, despite such notification of non-compliance, we maintain a majority of independent directors.

PART III

ITEM 17.	Financial Statements

        We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	Financial Statements

        The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Consolidated Financial Statements

Index to Financial Statements	F-1

Reports of Independent Registered Public Accounting Firm	F-2 - F-3

Consolidated Balance Sheets	F-4 - F-5

Consolidated Statements of Operations	F-6

Statements of Changes in Shareholders' Equity	F-7

Consolidated Statements of Cash Flows	F-8 - F-9

Notes to Consolidated Financial Statements	F-10 - F-45

Reports of Independent Registered Public Accounting Firm with Respect to Subsidiary	F-46 - F-47

Schedule of Valuation and Qualifying Accounts	86

ITEM 19.	Exhibits

Exhibit No.	Description

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant (2)

2.1	Specimen Share Certificate for Ordinary Share (3)

2.2	The Registrant's Stock Option Plan (1993), as amended (4)

8	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer

15.2	Consent of Salles, Sainz - Grant Thornton, S. C. (relating to Senstar Stellar Latin America, S. A. de C.V.)

(1)	Filed as an exhibit to our Registration Statement on Form F-1 (File No. 33-57438), filed with the Securities and Exchange Commission on January 26, 1993, as amended, and incorporated herein by reference.

(2)	Filed as an exhibit to our Registration Statement on Form F-1 (No. 33-57438), filed with the Securities and Exchange Commission on January 26, 1993, as amended, and incorporated herein by reference, as amended by an amendment filed as an exhibit to our Registration Statement on Form S-8 (File No. 333-6246), filed with the Commission on January 7, 1997 and incorporated herein by reference, and as further amended by an amendment filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on June 29, 2001 and incorporated herein by reference.

(3)	Filed as an exhibit to our Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on March 18, 1993, as amended, and incorporated herein by reference.

(4)	Filed as an exhibit to our Registration Statement on Form S-8 (File No. 333-6246), filed with the Securities and Exchange Commission on January 7, 1997 and incorporated herein by reference, as amended by an amendment filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed with the Commission on June 29, 2001 and incorporated herein by reference.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MAGAL SECURITY SYSTEMS LTD.

        We have audited the accompanying consolidated balance sheets of Magal Security Systems Ltd. (“the Company”) and its subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We did not audit the financial statements of a certain subsidiary, whose assets constitute approximately 4% and 3.5% of total consolidated assets as of December 31, 2007 and 2008, respectively, and whose revenues constitute approximately 11.1%, 9.4% and 4.9% of total consolidated revenues for the years ended December 31, 2006, 2007 and 2008, respectively. The financial statements of this company were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for this subsidiary, is based solely on the report of the other auditors.

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

        In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 12, 2009 expressed an adverse opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
July 12, 2009	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MAGAL SECURITY SYSTEMS LTD.

        We have audited Magal Security Systems Ltd. (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment management has identified material weaknesses at insufficient personnel in the European subsidiary with the appropriate level of knowledge, experience and training in the application of generally accepted accounting principles which resulted in misevaluation of certain revenues with respect to certain projects in Africa that are reflected in the financial statements using the percentage of completion basis of accounting and the under accrual of the provision for warranties and penalties with respect to these projects .This material weakness is considered in determining the nature, timing and extent of audit tests applied in our audit of the 2008 financial statements, and this report does not affect our report dated July 12, 2009 on those financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as December 31, 2008, based on the COSO criteria.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
July 12, 2009	A Member of Ernst & Young Global

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2007	2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$9,205	$16,835
Marketable securities (Note 3)	9,464	1,000
Short-term bank deposits	11,220	1,228
Restricted deposit	-	3,223
Trade receivables (net of allowance for doubtful accounts of $ 343 and $ 1,506 at
December 31, 2007 and 2008, respectively)	26,775	15,800
Unbilled accounts receivable	4,053	5,055
Other accounts receivable and prepaid expenses (Note 4)	5,753	5,214
Deferred income taxes	1,936	714
Inventories (Note 5)	23,785	12,728
Costs incurred on long-term contracts (Note 2m)	-	7,646

Total current assets	92,191	69,443

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term trade receivables	2,019	1,839
Long-term loan (Note 11h)	808	519
Long-term bank deposits	1,846	1,826
Escrow deposit (Note 1b)	4,442	860
Severance pay fund	2,765	2,763

Total long-term investments and receivables	11,880	7,807

PROPERTY AND EQUIPMENT, NET (Note 6)	8,429	8,441

DEFERRED INCOME TAXES	763	37

OTHER INTANGIBLE ASSETS, NET (Note 7)	7,040	2,888

GOODWILL (Note 1b, 2l)	5,610	1,874

ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS (Note 18)	244	47

Total assets	$126,157	$90,537

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2007	2008

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit (Note 8)	$16,434	$23,182
Current maturities of long-term bank debt (Note 10)	4,303	813
Trade payables	7,344	13,145
Customer advances	11,703	1,735
Other accounts payable and accrued expenses (Note 9)	10,881	14,189

Total current liabilities	50,665	53,064

LONG-TERM LIABILITIES:
Long-term bank debt (Note 10)	3,095	2,282
Deferred income taxes	2,097	482
Accrued severance pay	3,873	3,823

Total long-term liabilities	9,065	6,587

LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS (Note 18)	849	168

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS' EQUITY (Note 12):
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 19,748,000 shares at December 31, 2007 and 2008; Issued and
outstanding: 10,396,548 shares at December 31, 2007 and 2008.	3,225	3,225
Additional paid-in capital	47,806	48,043
Accumulated other comprehensive income	5,671	2,472
Foreign currency translation (Company's stand alone financial statements)	2,589	3,293
Retained earnings (accumulated deficit)	6,287	(26,315)

Total shareholders' equity	65,578	30,718

Total liabilities and shareholders' equity	$126,157	$90,537

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2006	2007	2008

Revenues	$63,600	$72,375	$70,355
Cost of revenues	37,236	43,510	49,205

Gross profit	26,364	28,865	21,150

Operating expenses:
Research and development, net (Note 17a)	5,378	5,764	6,195
Selling and marketing, net	11,603	12,930	17,179
General and administrative	5,547	6,561	10,888
Impairment of goodwill and other intangible assets (Note 1)	-	-	12,887
Post employment and termination benefits (Note 2t)	-	904	2,582

Total operating expenses	22,528	26,159	49,731

Operating income (loss)	3,836	2,706	(28,581)
Financial expenses, net (Note 17b)	864	2,137	2,006

Income (loss) before income taxes	2,972	569	(30,587)
Income taxes (Note 14)	943	373	1,618

Income (loss) from continuing operations	2,029	196	(32,205)
Income (loss) from discontinued operations, net (Note 18)	(1,219)	1,686	(397)

Net income (loss)	$810	$1,882	$(32,602)

Basic and diluted earnings (loss) per share from continuing operations	$0.20	$0.02	$(3.11)
Basic and diluted earnings (loss) per share from discontinued
operations	$(0.12)	$0.16	$(0.03)

Basic earnings (loss) per share (Note 13)	$0.08	$0.18	$(3.14)

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in Capital	Deferred stock compensation	Accumulated other comprehensive income (loss)	Foreign currency translation - the Company	Retained earning (accumulated deficit)	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2006	10,372,448	$3,220	$47,509	$(38)	$2,435	$-	$3,824		$56,950
Reclassification of deferred stock compensation into
additional paid-in capital upon adoption of SFAS 123(R)	-	-	(38)	38	-	-	-		-
Stock-based compensation	-	-	51	-	-	-	-		51
Exercise of stock options	19,100	4	159	-	-	-	-		163
Comprehensive income (loss):
Net income	-	-	-	-	-	-	810	$810	810
Unrealized losses on forward contracts, net	-	-	-	-	(36)	-	-	(36)	(36)
Unrealized loss from available-for-sale
securities, net	-	-	-	-	(13)	-	-	(13)	(13)
Foreign currency translation
adjustments from change of functional currency, net	-	-	-	-	-	(355)	-	-	(355)
Foreign currency translation adjustments	-	-	-	-	(72)	652	-	(72)	580

Total comprehensive income								$689

Balance as of December 31, 2006	10,391,548	3,224	47,681	-	2,314	297	4,634		58,150
Cumulative impact of change
in accounting for uncertainty in income taxes (Fin 48)	-	-	-	-	-	-	(229)		(229)
Stock-based compensation			83	-	-	-			83
Exercise of stock options	5,000	1	42	-	-	-			43
Comprehensive income (loss):
Net income	-	-	-	-	-	-	1,882	$1,882	1,882
Unrealized gain on forward contracts, net	-	-	-	-	31	-		31	31
Unrealized loss from
available-for-sale securities, net	-	-	-	-	(134)	-		(134)	(134)
Foreign currency translation adjustments	-	-	-	-	3,460	2,292		3,460	5,752

Total comprehensive income								$5,239

Balance as of December 31, 2007	10,396,548	3,225	47,806	-	5,671	2,589	6,287		65,578
Stock-based compensation	-	-	237	-	-	-	-		237
Comprehensive income (loss):
Net loss	-	-	-	-	-	-	(32,602)	(32,602)	(32,602)
Realized loss from available-for-sale securities	-	-	-	-	151	-	-	151	151
Foreign currency translation adjustments	-	-	-	-	(3,350)	704	-	(3,350)	(2,646)

Total comprehensive loss								$(35,801)

Balance as of December 31, 2008	10,396,548	$3,225	$48,043	$-	$2,472	$3,293	$(26,315)		$30,718

Accumulated foreign currency translation adjustments					2,472

Accumulated other comprehensive income as of December 31, 2008					$2,472

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2006	2007	2008

Cash flows from operating activities:
Net income (loss)	$810	$1,882	$(32,602)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss (income) from discontinued operations	1,219	(1,686)	397
Depreciation and amortization	1,203	2,055	3,063
Impairment of goodwill and other intangible assets	-	-	12,887
Gain on sale of property and equipment	(40)	(2)	(31)
Decrease (increase) in accrued interest and exchange differences on marketable securities, short-term and long-term bank deposits
and long term loans	293	1,811	2,139
Write off of long term loan	-	-	550
Accrued interest and exchange rate changes of long-term loans	(58)	(300)	66
Stock based compensation	51	83	237
Losses (gains) on forward contract, net	431	(565)	291
Decrease (increase) in trade receivables, net	(4,402)	4,273	10,595
Decrease (increase) in unbilled accounts receivable	3,482	1,805	(1,201)
Decrease (increase) in other accounts receivable and prepaid
expenses	437	(210)	2,624
Decrease (increase) in deferred income taxes	(134)	1,081	498
Decrease (increase) in inventories	(2,728)	(874)	8,953
Decrease (increase) in costs incurred on long-term contracts	-	-	(7,646)
Decrease (increase) in long-term trade receivables	66	(1,848)	216
Increase (decrease) in trade payables	(666)	(6,332)	6,454
Increase (decrease) in other accounts payable and accrued expenses	717	(1,807)	3,411
Increase (decrease) in customer advances	(2,760)	10,473	(9,265)
Accrued severance pay, net	60	581	(40)

Net cash provided by (used in) continuing operations	(2,019)	10,420	1,596
Net cash provided by (used in) discontinued operations	643	(519)	(881)

Net cash provided by (used in) operating activities	(1,376)	9,901	715

Cash flows from investing activities:
Purchase of short-term deposits	(13,726)	-	(1,412)
Investment in restricted deposit	-	-	(3,223)
Proceeds from sale of short-term bank deposits	13,645	5,714	11,100
Escrow deposit	-	(4,442)	-
Purchase of long-term bank deposits	(3,000)	-	-
Proceeds from sale of long-term deposits	3,000	-	-
Purchase of marketable securities	(8,219)	(10,771)	(1,968)
Proceeds from sale of marketable securities	5,202	5,570	5,114
Investment in long-term loan	(622)	(97)	(187)
Proceeds from sale of property and equipment	215	86	59
Purchase of property and equipment	(906)	(890)	(1,704)
Purchase of know-how and patents	(148)	(28)	(1,140)
Acquisition of subsidiary (a)	-	(4,081)	-

Net cash provided by (used in) continuing activities	(4,559)	(8,939)	6,639
Net cash provided by (used in) discontinued operations	(689)	8,475	-

Net cash provided by (used in) investing activities	(5,248)	(464)	6,639

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2006	2007	2008

Cash flows from financing activities:
Short-term bank credit, net	$(1,369)	$(4,724)	$6,968
Proceeds from long-term bank loans	3,200	-	-
Principal payment of long-term bank loans	(306)	(796)	(4,303)
Proceeds from exercise of employee stock options	163	43	-

Net cash provided by (used in) financing activities	1,688	(5,477)	2,665

Effect of exchange rate changes on cash and cash equivalents	(255)	337	(2,389)

Increase (decrease) in cash and cash equivalents	(5,191)	4,297	7,630
Cash and cash equivalents at the beginning of the year	10,099	4,908	9,205

Cash and cash equivalents at the end of the year	$4,908	$9,205	$16,835

Supplemental disclosures of cash flows activities:

Cash paid during the year for:
Interest	$1,518	$1,736	$1,686

Income taxes	$1,486	$1,189	$1,286

Non-cash activities:
Purchase of know-how	$430	$-	$-

Sale of marketable security to a former shareholder of subsidiary
(Note 1)			$4,410

a. Acquisition of Subsidiary

Fair value of assets acquired and liabilities assumed at date of acquisition;

Working capital, net		$(119)
Property and equipment		(254)
Customer related intangible assets		(6,423)
Deferred taxes		2,387
Accrued severance pay		328

		$(4,081)

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

a.	Magal Security Systems Ltd. (“the Company”) and its subsidiaries (together – “the Group”) are engaged in the development, manufacture, marketing and sale of complex computerized security systems used to automatically detect and deter human intrusion for both civilian and military markets. The Group’s systems are used in more than 75 countries around the world.

As for major customer data, see Note 16b.

b.	On August 31, 2007, the Company entered into an agreement to purchase all of the shares of a European company engaged in the installation and integration of security systems (hereinafter – the European subsidiary), in consideration for 6,800 thousand Euros (approximately $ 9,300), of which 3,000 thousand Euros are payable upon compliance of certain conditions. The 3,000 thousand Euros were deposited in an escrow account of which 2,400 thousand Euros was paid during 2008 and recorded as goodwill.

In addition to the 6,800 thousand Euros the Company will pay over the years 2007-2012 an amount based on the European subsidiary pre tax income and will record such payments to goodwill. During 2007, the Company incurred an amount of $ 1,065 in respect of the earn out provision which was paid in 2008.

In 2008, the European subsidiary sold to its former owner $ 4,400 of marketable securities of which $ 3,300 was paid as a set-off of future earn out payments and $ 1,100 was paid on account of a payable accrued per the original consideration.

The financial statements of the European subsidiary have been consolidated with the Company’s financial statements from September 1, 2007, the date the transaction was closed.

The acquisition was accounted for using the purchase method of accounting as determined in Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” (“SFAS No. 141”) and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition.

Based upon an evaluation of the tangible and intangible assets acquired and liabilities assumed, the Company allocated the total cost of the acquisition, as follows:

Working capital, net	$119
Property and equipment	254
Customer related intangible assets	6,423
Deferred taxes	(2,387)
Accrued severance pay, net	(328)

4,081

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill is not amortized. In lieu of amortization, the Company is required to perform an annual impairment test. If the Company determines, through the impairment test process, that goodwill has been impaired, it will record the impairment charge in its statement of operations. The Company will also assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Customer related intangible assets are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) by a comparison of the carrying amount to the future undiscounted cash flows expected to be generated by the assets. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

In 2008, following the annual goodwill impairment test, the Company determined that the fair value of its European subsidiary had decreased and, as a result recorded a goodwill impairment charge of $ 8,423 (including $ 3,300 of funds prepaid on account of future earn-out payments). In addition, the Company determined that intangible assets attributable to customers of the European subsidiary in the amount of $ 1,692 had been impaired, and as a result, recorded an impairment charge attributable to such intangible assets.

c.	Due to a decrease in the operating activities and slowdown in the business the Company’s U.S. subsidiary, the Company determined that a goodwill impairment of $ 2,421 exists in respect of the U.S. subsidiary as of December 31, 2008 and recorded an impairment charge accordingly.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The Company’s revenues are generated in NIS, U.S. dollars and Euro. In addition, most of the Company’s costs are incurred in NIS and Canadian dollars. The Company’s management believes that the NIS is the primary currency of the economic environment in which the Company operates. Therefore, the functional currency of the Company is the NIS and its reporting currency is the U.S. dollar.

The functional currency of the Company’s foreign subsidiaries is the local currency in which each subsidiary operates.

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

In accordance with U.S. Securities and Exchange Commission Regulation S-X 3-20 (“SX 3-20”), the Company has determined its reporting currency to be the dollar. The measurement process of Regulation S-X 3-20 is conceptually consistent with that of SFAS 52.

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

The Company accounts for investments in debt securities in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. The debt securities are classified as “available-for-sale” since the Company does not have the intent to hold the securities to maturity, and are stated at fair value. Available-for-sale securities are carried at fair value with unrealized gains, and losses as reported net of tax in accumulated “other comprehensive income” as a separate component of shareholders equity.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Financial Accounting Standards Board (FASB) Staff Position (“FSP”) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment” (“FSP 115-1”) and SAB Topic 5M “Other Than Temporary Impairment of Certain Investments In Debt and Equity Securities” provides guidance for determining when an investment is considered impaired, whether impairment is other-than temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment decreased below its cost in an other-than temporary manner. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other than – temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value.

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

Cost is determined as follows:

Raw materials, parts and supplies – using the “first-in, first-out” method.

Work in progress and finished products – on the basis of direct manufacturing costs with the addition of allocable indirect costs, representing allocable operating overhead expenses manufacturing costs.

During 2006, 2007 and 2008, the Group recorded inventory write-offs from continued operations in the amount of $ 760 ,$ 646 and $ 2,041, respectively. Such write-offs were included in cost of revenues.

h.	Long-term trade receivables:

Long-term trade and other receivables from extended payment agreements, are recorded at their estimated present values.

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

Know-how is amortized over five to ten years, patents are amortized over a period of ten years and technology is amortized over eight years. Customer related asset is amortized based on the related revenues.

k.	Impairment of long-lived assets:

The Group’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. For 2006 and 2007, the Company did not record any impairment charges attributable to long-lived assets. In 2008, the Company recorded an impairment charge of $ 2,043 attributable to such intangible assets.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Goodwill:

Goodwill represents excess of the costs over the net fair value of the assets of the businesses acquired. SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized. FAS 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reportable units. For 2006 and 2007, the Company did not record any impairment charges. In 2008, the Company recorded an impairment charge in the amount of $ 10,844.

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

Although the Company’s basic accounting policy is percentage-of-completion, the completed-contract method is used for certain contracts when the Company cannot make reasonably dependable estimates for such contracts due to inherent hazards. Inherent hazards are conditions and events that do not occur in the normal course of business. Under the completed-contract method, billings and costs are accumulated on the balance sheet under the caption “cost incurred on long-term contracts” while the contract is in progress, but no revenue is recognized until the contract is completed or substantially completed. When revenues and costs are recognized based upon substantial completion of the contract, an accrual is recorded for the estimated remaining costs to be incurred and for the estimated amounts of any unresolved claims or disputes related to the contract that are probable of payment. During 2008, the Company concluded that the projects in Africa are not typical in comparison to its other projects and identified inherent hazards related to these projects and delays in payments from the customer. The above caused the Company to conclude in 2008 that it cannot make reasonably dependable estimates to calculate the percentage of completion of these projects, therefore, the Company applied from 2008 the completed-contracts method with respect to these projects.

The Group sells security products to customers according to customer orders without installation work. The customers do not have a right to return the products. Revenues from security product sales are recognized in accordance with Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition in Financial Statements”, when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectibility is probable.

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

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”).

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

During the years ended December 31, 2006, 2007 and 2008, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $ 51, $ 83 and $ 237, respectively.

The Company estimated the fair value of stock options granted using the Black-Scholes-Merton option-pricing model for the years ended December 31, 2006 and 2007 and the Binomial Model (“Binomial Model”) model thereafter. The fair value of the options was estimated by applying the Binomial Model for option pricing with adjustments for employees stock options and for the specific terms and conditions of the options. The Company believes that a lattice model (such as the Binomial Model) is more appropriate fair valuation technique in this case, because of its flexible construction that allows the Company to represent its relevant experience more accurately than the closed-form models (such as Black and Scholes model).

Since during the year ended December 31, 2008 no expenses were recorded due to options granted in prior years, but solely from those related to new awards granted in 2008, which were measured using the binomial model, there is no impact on the net income or on the basic and diluted net income per share and for the period ended December 31, 2008, as a result of the change in the model.

The fair value for the Company’s stock options granted to employees and directors was estimated using the following weighted-average assumptions:

The Black-Scholes option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements.

The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on the simplified method permitted by SAB 107 and SAB 110 as the average of the vesting period and the contractual term. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the expected life of the options. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following assumptions were used in the Black-Scholes pricing model for 2006 and 2007:

	2006	2007

Dividend yield	-	0%
Expected volatility	-	62.4%
Risk-free interest	-	4.15%
Expected life of up to	-	1-7 years
Forfeiture rate	-	0%

The Binomial model for option pricing requires a number of assumptions, of which the most significant are the suboptimal exercise factor and expected stock price volatility. The suboptimal exercise factor is estimated using historical option exercise information. The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. Expected volatility is based upon actual historical stock price movements and was calculated as of the grant dates for different periods, since the Binomial model can be used for different expected volatilities for different periods. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the contractual term of the options.

The following assumptions were used in the Binomial option pricing model for 2008:

2008

Dividend yield	0%
Expected volatility	28%-69%
Risk-free interest	0.36%-3.39%
Contractual term	1-7 years
Forfeiture rate	0%
Suboptimal exercise multiple	1-2

o.	Research and development costs:

Research and development costs incurred in the process of developing product improvements or new products are charged to expenses as incurred, net of grants received and investment tax credits.

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

Of the Company’s cash and cash equivalents, marketable securities and short-term and long-term bank deposits at December 31, 2008, $14.6 million is invested in major Israeli and U.S. banks, approximately $ 10.4 million is invested in other banks, mainly with Deutsche Bank, RBC Royal Bank, Leutkircher Bank and Bank of Nova Scotia. Deposits, cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally these deposits may be redeemed upon demand and, therefore, bear low risk.

The Company’s marketable securities include investments in U.S. corporate bonds.

The short-term and long-term trade receivables of the Group, as well as the unbilled accounts receivable, are primarily derived from sales to large and solid organizations and governmental authorities located mainly in Israel, the United States, Canada, Mexico, Africa and Europe. The Group performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection and in accordance with an aging policy. As of December 31, 2008, the Company’s allowance for doubtful accounts amounted to $ 1,506. During the years ended December 31, 2006, 2007 and 2008, the Group recorded $ 138, $ (68) and $ 1,223 of expenses (income) related to doubtful accounts, respectively. In certain circumstances, the Group may require letters of credit, other collateral or additional guarantees.

A loan granted to a third party is secured by a personal guarantee of the beneficial owner of the third party, however, management anticipates difficulties in the full repayment of the loan, (see Note 11h).

The Group has no significant off-balance sheet concentration of credit risks, such as foreign exchange contracts or foreign hedging arrangements, except derivative instruments, which are detailed in w below.

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

Effective January 1, 2007, the Company adopted the provisions of FIN No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of FIN 48, the Company must review all of its tax positions and make a determination as to whether its position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely–than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue. The impact on the Company’s consolidated financial position and results of operations as a result of the adoption of the provisions of FIN 48 in 2007 was $ 229, which was recognized as an adjustment to retained earnings.

In 2008, the Company recorded tax benefit of $59.

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

On December 31, 2007, the former Chairman of the Company’s Board of Directors, (hereinafter – the retired Chairman) retired from his position. Pursuant to his retirement agreement, the retired Chairman will be entitled to receive certain perquisites from the Company for the rest of his life. As of December 31, 2008, the actuarial value of these perquisites is estimated to be approximately $ 603. This provision was included as part of accrued severance pay.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On November 10, 2008, the Company’s former President and chief executive officer (hereinafter – the retired CEO) resigned. The retirement agreement entered into with the retired CEO in the amount of $ 1,645 included consideration for a non compete undertaking as well as severance payments and other retirement related payments in accordance with the retired CEO’s retirement agreement and Israeli law. In addition, in 2008, certain senior employees were entitled to termination benefits in the aggregate amount $ 881 related to their respective retirement from the Company. In connection with such terminations, the Company recorded an expense of $ 2,526 of which $ 500 was paid in 2008 and the balance will be paid during the years 2009-2010.

Severance expenses for the years ended December 31, 2006, 2007 and 2008, amounted to approximately $ 476, $ 1,020 and $ 3,135, respectively.

u.	Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

(i)	The carrying amounts of cash and cash equivalents, marketable securities, short-term bank deposits, trade receivables, unbilled accounts receivable, short-term bank credit and trade payables approximate their fair value due to the short-term maturity of such instruments.

(ii)	The carrying amount of the Group’s long-term trade receivables and long-term bank deposits approximate their fair value. The fair value was estimated using discounted cash flows analysis, based on the Group’s investment rates for similar type of investment arrangements.

(iii)	The carrying amounts of the Group’s long-term debt are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. As of December 31, 2008, the fair value of the Company’s long-term borrowing was $ 3,035 compared to the carrying amount of $ 3,095.

v.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2006, 2007 and 2008, were $ 447, $ 250 and $ 334, respectively.

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

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In 2006, the Company entered into forward contracts in order to hedge portions of its forecasted revenue and unbilled accounts receivable denominated in Euros and Polish Zlotys. The Company designated the forward instruments as cash flow hedges for accounting purposes.

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

The Company determined that the sales arrangement in Polish Zlotys and the related forecasted revenues and accounts receivable will not occur by the end of the specified time period. Accordingly, changes in the fair value of the forward contracts were recorded in financial expenses in the years ended December 31 2006 and 2007.

On October 1, 2006, the Company changed its functional currency from dollars to NIS (see also Note 2b). From the date of the change of functional currency, hedges against the dollar for revenues in Euros is no longer effective. Changes in the fair value of the forward contracts from October 1, 2006 were charged to financial expenses.

The group recorded $ 915, $ 666 and $ 291 in financial expenses related to forward contracts transactions, in 2006, 2007 and 2008, respectively.

x.	Fair value.

The carrying amount reported in the balance sheet for cash and cash equivalents, short-term bank deposits, trade receivables, short-term bank credit and loans and trade payables approximate their fair values due to the short-term maturities of such instruments.

Effective January 1, 2008, the Company adopted SFAS 157 and effective October 10, 2008, the Company adopted FSP No. SFAS 157-3, Determining the Fair Value of a Financial Asset when the Market for that asset is not active, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. The Company chose to adopt the delay of the effective date of SFAS 157 for one year for goodwill and customers related intangible assets. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1	–	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	–	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	–	Unobservable inputs which are supported by little or no market activity.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company’s marketable securities trade in markets that are considered to be active, and are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency and accordingly are categorized as Level 1.

The following table presents assets and liabilities measured at fair value on a recurring basis at December 31, 2008:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities:

Short-term available for sale
securities	$1,000	$-	$-	$1,000

Total financial assets	$1,000	$-	$-	$1,000

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term bank deposits, trade receivables and trade payables approximate their fair value due to the short-term maturities of such instruments.

y.	Impact of recently issued accounting standards:

In December 2007, the FASB issued SFAS 141(R), “Business Combinations” (“SFAS 141(R)”). This Statement replaces SFAS No. 141, “Business Combinations”, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)‘s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. The impact of SFAS 141R on the Company’s consolidated results of operations will result in an adjustment to the income tax expenses, subsequent to the effective date. The Company does not expect the adoption of SFAS 141(R) to have a material impact on its consolidated financial position, results of operations and cash flows.

In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP 142-3 to have a material impact on its consolidated financial position, results of operations and cash flows.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In October 29, 2008, the FASB issued FSP FAS No.132 (R)-a, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to require that an employer disclose the following information about the fair value of plan assets: 1) the level within the fair value hierarchy in which fair value measurements of plan assets fall; 2) information about the inputs and valuation techniques used to measure the fair value of plan assets; and 3) a reconciliation of beginning and ending balances for fair value measurements of plan assets using significant unobservable inputs. The FSP will be effective for fiscal years ending after December 15, 2009, with early application permitted. Application of the FSP will not be required for earlier periods that are presented for comparative purposes. The Company is currently evaluating the potential impact of adopting this FSP on its disclosures in the financial statements.

In April 2009, the FASB issued FSP FAS No. 115-2 and SFAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“the FSP”). The FSP is intended to provide greater clarity to investors about the credit and noncredit component of an other-than-temporary impairment event and to more effectively communicate when an other-than-temporary impairment event has occurred. The FSP applies to fixed maturity securities only and requires separate display of losses related to credit deterioration and losses related to other market factors. When an entity does not intend to sell the security and it is more likely than not that an entity will not have to sell the security before recovery of its cost basis, it must recognize the credit component of an other-than-temporary impairment in earnings and the remaining portion in other comprehensive income. upon adoption of the FSP, an entity will be required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income. The FSP will be effective for the Company for the quarter ending June 30, 2009. The Company is currently evaluating the impact of adopting the FSP.

In April 2009, the FASB issued FSP FAS No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”). FSP 157-4 provides additional authoritative guidance to assist both issuers and users of financial statements in determining whether a market is active or inactive, and whether a transaction is distressed. The FSP will be effective for us for the quarter ending June 30, 2009. The Company does not expect the adoption of FSP 157-4 to have a material impact on its consolidated financial position and results of operations.

In November 2008, the EITF issued EITF Issue No. 08-7, “Defensive Intangible Assets” (“EITF 08-7”), requires an acquiring entity to account defensive intangible assets as a separate unit of accounting. Defensive intangible assets should not be included as part of the cost of the acquirer’s existing intangible assets because the defensive intangible assets are separately identifiable. Defensive intangible assets must be recognized at fair value in accordance with SFAS 141(R) and SFAS 157. EITF 08-7 will be effective for the reporting period beginning after December 15, 2008. The Company does not expect the adoption of EITF 08-7 to have a material impact on its consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:- MARKETABLE SECURITIES

The Group invests in marketable debt securities, which are classified as available-for-sale investments. The following is a summary of marketable debt securities:

	December 31,
	2007			2008
	Amortized cost	Unrealized losses	Market Value	Amortized cost	Unrealized Losses	Market Value

Available-for-sale:

U.S. Government debentures	$1,260	$-	$1,260	$-	$-	$-
Corporate debt	8,355	151	8,204	1,000	-	1,000

Total available-for-sale
marketable securities	$9,615	$151	$9,464	$1,000	$-	$1,000

The unrealized losses on available-for-sale securities included in other comprehensive income, as a separate component of shareholders’ equity, totaled $ 134 and $ 0 as of December 31, 2007 and 2008, respectively.

As of December 31, 2008, the Company recognized an impairment loss of $ 315 related to other than temporary impairment of securities that were subsequently sold in February 2009.

The amortized cost and estimated fair value of available-for-sale investments as of December 31, 2007 and 2008, by contractual maturity, are as follows:

	December 31,
	2007		2008
	Amortized cost	Market value	Amortized cost	Market value

Available-for-sale:
Matures in one year	$6,483	$6,326	1,000	1,000
Matures in one to three years	3,132	3,138	-	-

	$9,615	$9,464	1,000	1,000

NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2007	2008

Government authorities	$2,823	$2,850
Employees	86	134
Prepaid expenses	648	844
Advances to suppliers	1,473	444
Others	723	942

	$5,753	$5,214

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:- INVENTORIES

	December 31,
	2007	2008

Raw materials	$7,919	$4,801
Work in progress	4,064	3,088
Finished products	11,802	4,839

	$23,785	$12,728

NOTE 6:- PROPERTY AND EQUIPMENT

a.	Composition:

	December 31,
	2007	2008

Cost:
Land and buildings *)	$9,913	$9,957
Machinery and equipment	7,958	7,210
Motor vehicles	1,480	1,445
Promotional displays	1,321	1,135
Office furniture and equipment	3,375	3,498
Leasehold improvements	46	36

	24,093	23,281

Accumulated depreciation:
Buildings	3,734	3,802
Machinery and equipment	6,807	6,209
Motor vehicles	1,053	934
Promotional displays	1,197	1,047
Office furniture and equipment	2,857	2,833
Leasehold improvements	16	15

	15,664	14,840

Property and equipment, net	$8,429	$8,441

b.	Depreciation expenses amounted to $ 1,053, $ 1,027 and $ 1,092 for the years ended December 31, 2006, 2007 and 2008, respectively.

c.	For charges, see Note 11g.

*)	The Company pledged a deposit of $ 1,800 as a guarantee for a building of its subsidiary in the United States.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:- OTHER INTANGIBLE ASSETS, NET

a.	Composition:

	December 31,
	2007	2008

Cost:
Know-how	$1,050	$1,062
Patents	3,412	2,764
Customer related assets	6,920	6,552
Technology	451	450

	11,833	10,828

Accumulated amortization:
Know-how	560	996
Patents	3,152	2,564
Customer related assets	825	4,068
Technology	256	312

	4,793	7,940

Other intangibles, net	$7,040	$2,888

b.	Amortization expenses related to intangible assets amounted to $ 150, $ 1,028 and $ 4,014 for the years ended December 31, 2006, 2007 and 2008, respectively.

The amortization expenses include impairment of customer related assets and know-how in the amount of $ 1,692 and $ 351, respectively, for the year ended December 31, 2008.

c.	Estimated amortization of intangible assets for the years ended:

December 31,

2009	810
2010	999
2011	804
2012	275

$2,888

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:- SHORT-TERM BANK CREDIT

a.	Classified by currency, linkage terms and interest rates:

	Interest rate		December 31,
	2007	2008	2007	2008
	%

In or linked to U.S. dollars	5.82	-	$8,100	$-
In or linked to NIS	5.58	4.25	8,189	23,152
In or linked to EURO	7.5	-	145	-
In or linked to Canadian dollar	-	4	-	30

			$16,434	$23,182

Weighted average interest rates at
the end of the year	5.72	4.25

b.	Credit lines

Short-term bank credit	$16,434	$23,182
Long-term bank credit	7,398	3,095
Performance guarantees	9,753	11,350
Letters of credit	1,202	-

	34,787	37,627

Unutilized credit lines approximate	28,801	24,264

Total authorized credit lines
approximate	$63,588	$61,891

c.	The Company’s Canadian subsidiary has undertaken to maintain general covenants and the following financial ratios and terms in respect of its outstanding credit lines: a quick ratio of not less than 1.25; a ratio of total liabilities to tangible net worth of not greater than 0.75; and tangible net worth of at least $9.0 million As of December 31, 2008, the Company’s subsidiary was in compliance with the ratios and terms.

d.	For charges, see Note 11g.

NOTE 9:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2007	2008

Employees and payroll accruals	$2,519	$2,577
Accrued expenses	5,812	9,599
Deferred revenues	587	259
Government authorities	341	174
Income tax payable	989	175
Others	633	1,405

	$10,881	$14,189

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:- LONG-TERM BANK DEBT

a.	Classified by currency, linkage terms and interest rates:

	Linkage terms	Interest rate		December 31,
		2007	2008	2007	2008
		%

Bank loans	U.S.	$5.79	2.75	$4,900	$1,760
Bank promissory notes	U.S.	$5.99	-	1,000	-
Mortgage payable	U.S.	$5.45	5.45	1,498	1,335

				7,398	3,095
Less - current maturities				4,303	813

				$3,095	$2,282

Weighted average
interest rates at the
end of the year		5.75	3.91

b.	As of December 31, 2008, the aggregate annual maturities of the long-term loans are as follows:

2009	813
2010	1,802
2011	480

$3,095

c.	As for charges, see Note 11g.

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (“OCS”):

Under the research and development agreements between the Company and the OCS and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3%-4.5% of revenues derived from sales of products developed with funds provided by the OCS and ancillary services, up to an amount equal to 100% of the OCS research and development grants received, linked to the U.S. dollars plus interest on the unpaid amount received based on the 12-month LIBOR rate applicable to dollar deposits. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

Royalties paid to the OCS amounted to $ 79, $ 143 and $ 125 for the years ended December 31, 2006, 2007 and 2008, respectively. As of December 31, 2008, the Company had remaining contingent obligations to pay royalties in the amount of approximately $ 1,365.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Royalty commitments to a third party:

During 2002, the Company entered into a development agreement for planning, developing and manufacturing a security system with a third party. Under the agreement, the Company agreed to pay the third party royalty fees, based on a defined formula. Under this agreement, the Company also committed to purchase a certain volume of products at a minimum amount of approximately $ 300 over 2.5 years after achievement of certain milestones. As of December 31, 2008, royalty commitments under the agreement amounted to $ 53.

c.	In September 2006, the Company signed a non exclusive agreement with a third party for the rights to use certain intangible assets such as know-how and patents for the production, sale and marketing of a perimeter security system based on fiber-optic lines that is used mainly to protect marine sites. The contract period is two years and the Company has the right to extend the contract for an additional five years. In September 2008, the management decided to extend the option. The consideration for the license is $ 548, payable in 24 monthly installments. In addition, the Company agreed to pay royalties based on a defined formula. As of December 31, 2008, the Company recorded an impairment charge attributable to know how of $ 351.

In addition, the parties have signed an unlimited agreement that grants the Company the rights to provide maintenance and support for the systems previously sold by the third party. The Company agreed to pay royalties based on a defined formula. No royalties were paid or accrued as of December 31, 2008.

d.	Lease commitments:

The Group rents certain of its facilities and some of its motor vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2011.

Future minimum lease payments under non-cancelable operating lease agreements are as follows:

2009	697
2010	566
2011	230
2012 and thereafter	1,443

$2,936

Total rent expenses for the years ended December 31, 2006, 2007 and 2008, were approximately $ 700, $ 664 and $ 876 respectively.

e.	Guarantees:

As of December 31, 2008, the Group obtained bank performance guarantees and advance payment guarantees and bid bond guarantees from several banks mainly in Israel in the aggregate amount of $ 11,350.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

f.	Legal proceedings:

In May 2005, the Company entered into an agreement to supply comprehensive security solutions for a sensitive site in Eastern Europe. As part of the agreement, the Company received an advance payment, secured by a bank advanced payment guarantee that was to be reduced proportionally as execution of the project progressed. In addition, the Company issued to the customer a performance bank guarantee. The Company commenced the project and delivered some of the equipment and other deliverables to the customer in 2005. In April 2006, the customer informed the Company that it was canceling the agreement due to errors in the design documents that the Company submitted. In addition, the customer did not make payments required under the agreement. Based on its cancellation of the agreement, the customer collected $ 3,200 under the performance bank guarantee on June 20, 2006. Due to this uncertainty, the Company did not recognize any revenues from this project.

On July 11, 2006, the customer made a demand for an additional $ 1,400 payment under the performance bank guarantee. Upon the Company’s motion, the District Court in Haifa, Israel issued a temporary injunction against the payment of such guarantee pending a hearing in August 2006. At the hearing, the Company reached a settlement with the customer pursuant to which the Company paid the customer approximately $ 700 of the disputed amount and agreed that the balance would be repaid only if the Company is found liable for damages exceeding the amount paid by it. In view of the above and due to the uncertainty of the Company being able to prevent the forfeiture of the performance bank guarantee, the Company included a $ 1,400 provision in respect of this guarantee in its financial statements for the year ended December 31, 2005. Based on the August 2006 settlement, in 2006, the Company cancelled the balance of the provision it made in its financial statements.

On June 6, 2007, the Court of Arbitration issued its decision in the arbitration and stated that the agreement concluded between the Company and the customer was void due to legal mistakes made by the customer in the tender process. As a result of such award and as agreed in the settlement agreement the performance guarantee was cancelled in February 2008. Based on the above the Company decided to institute a new legal action against the customer and seek compensation for the damages incurred. The Company initiated the following motions: (1) on December 10, 2007 a motion for reconciliation was submitted to a Public Court; and (2) on December 11, 2007 a claim for compensation was submitted to the Court of Arbitration. In both actions the claim was in the amount of $ 21,534. In February 2008, the customer denied our request for reconciliation and as a result this process was concluded. The arbitration proceeding is still pending.

In addition, the Group is subject to legal proceedings arising in the normal course of business. Based on the advice of legal counsel, management believes that these proceedings will not have a material adverse effect on the Company’s financial position or results of operations.

g.	Charges:

As collateral for all of the Group liabilities to banks:

1.	A fixed charge has been placed on the property of the Company‘s subsidiary in the United States.

2.	The Company agreed not to pledge any of its assets without the consent of certain banks.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

h.	In October 2006, the Company signed an agreement with a third party, who consults, markets and implements projects in the security field. According to the agreement, during the first 12 months (“the agreement period”), the parties agreed to cooperate in the development of the business of the third party.

The Company granted a loan to the third party in the amount of $ 600. The Company also agreed to provide the third party with additional monthly amounts to fund its activities during the agreement period, that will not exceed $ 23 per month. The loan and the monthly amounts will bear an annual interest rate of 5% and will be repaid in October 2011.

The Company received an option to purchase all of the assets of the third party’s business, exercisable during the agreement period (“the option”) until October 2008. The Company was obligated to exercise the option if the third party met certain milestones. The exercise price of the option was comprised of the outstanding loan and the monthly amounts mentioned above and an additional $ 400 in cash. In the event that the Company had elected to exercise the option, the beneficial owner of the third party would have been entitled to receive 50% of the operating profit of certain projects, as defined in the agreement. As of December, 31 2008, the option expired.

The Company evaluated the anticipated repayment of the loan and due to anticipated difficulties in the implementation of the projects management estimated that 50% of the loan would not be repaid and therefore recorded a provision of $ 550.

NOTE 12:- SHAREHOLDERS’ EQUITY

a.	Pertinent rights and privileges conferred by Ordinary shares:

The Ordinary shares of the Company are listed on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange. The Ordinary shares confer upon their holders the right to receive notice to participate and vote in the general meetings of the Company and the right to receive dividends, if declared.

b.	Stock Option Plan:

On October 27, 2003, the Company’s Board of Directors approved the 2003 Israeli Share Option Plan (“the 2003 Plan”). Under the 2003 Plan, stock options may be periodically granted to employees, directors, officers and consultants of the Company or its subsidiaries, in accordance with the decision of the Board of Directors of the Company (or a committee appointed by it). The Board of Directors also has the authority to determine the vesting schedule and exercise price of options, granted under the 2003 Plan.

The 2003 Plan is effective for ten years and will terminate in October 2013. Any options that are cancelled or forfeited before expiration become available for future grant.

In May 2008, the Board of Directors approved an amendment to the 2003 Plan, which was approved by the shareholders in August 2008, in accordance with which the number of Ordinary shares available for issuance under the 2003 Plan increased by an additional 1,000,000 Ordinary shares and the termination of the 2003 Plan was extended from October 2013 to October 2018.

As of December 31, 2008, 894,075 Ordinary shares were available for future option grants under the 2003 Plan.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- SHAREHOLDERS’ EQUITY (Cont.)

A summary of employee option activity under the Company’s stock option plans as of December 31, 2008 and changes during the year ended December 31, 2008 are as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual life (in months	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2008	403,500	$8.32	35.3	-
Granted	430,000
Exercised	-
Forfeited	(109,000)

Outstanding at December 31, 2008	724,500	$7.92	43.7	-

Vested and expected to vest at December
31, 2008	704,500	$7.92	43.7	-

Exercisable at December 31, 2008	294,500	$8.35	16.74	-

The weighted-average grant-date fair value of options granted during the years ended December 31, 2007 and 2008 was $ 3.94 and $ 2.84 respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fourth quarter of fiscal 2008 and the exercise price, multiplied by the number of in-the-money options). This amount changes based on the fair market value of the Company’s stock. Total intrinsic value of options exercised for the year ended December 31, 2008 was $ 0, as none of the options were exercised in the aforementioned period. As of December 31, 2008, there was approximately $ 945 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. This cost is expected to be recognized over a weighted-average period of 3.64 years.

The options outstanding as of December 31, 2008 are follows:

Options outstanding as of December 31, 2008	Exercise price	Weighted average remaining contractual life	Options exercisable as of December 31, 2008
		(In months)

94,500	$7.66	0.93	94,500
195,000	$8.56	23.67	195,000
5,000	$13	23.67	5,000
100,000	$8.22	43.50	-
30,000	$6.12	72.5	-
300,000	$7.59	67.67	-

724,500	$7.92	43.7	294,500

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- SHAREHOLDERS’ EQUITY (Cont.)

c.	Dividends:

Dividends, if any, will be declared and paid in U.S. dollars. Dividends paid to shareholders in Israel will be converted into NIS on the basis of the exchange rate prevailing at the date of payment. The Company has determined that it will not distribute dividends out of tax-exempt profits.

NOTE 13:- BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2006	2007	2008

Numerator:

Income (loss) from continuing operations	$2,029	$196	$(32,205)
Income (loss) on discontinued operations	(1,219)	1,686	(397)

Net income (loss)	$810	$1,882	$(32,602)

Denominator:

Denominator for basic net earnings per share
weighted-average number of shares outstanding	10,384,047	10,394,989	10,396,548
Effect of diluting securities:
Employee stock options	57,777	36,114	-

Denominator for diluted net earnings per share - adjusted
weighted average shares and assumed exercises	10,441,824	10,431,103	10,396,548

Basic net earnings (loss) per share from continuing
operations	$0.20	$0.02	$(3.11)
Basic net earnings (loss) per share from discontinued
operations	(0.12)	0.16	(0.03)

Basic net earnings (loss) per share	$0.08	$0.18	$(3.14)

Diluted net earnings (loss) per share from continuing
operations	$0.20	$0.02	$(3.11)
Diluted net earnings (loss) per share from discontinued
operations	(0.12)	0.16	(0.03)

Diluted net earnings (loss) per share	$0.08	$0.18	$(3.14)

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

The Company has been granted the status of an “Approved Enterprise” under the Law. Currently, there are two expansion programs under which the Company is entitled to tax benefits:

1.	On March 18, 1997, a program of the Company was granted the status of an “Approved Enterprise.” The Company elected to enjoy the “alternative benefits” track – waiver of grants in return for a tax exemption. Accordingly, the Company’s income from this program was tax-exempt for a period of four years, and is subject to a reduced tax rate of 10%-25% for a period ranging between three to six years (depending on the percentage of foreign ownership of the Company). The period of benefits under this program began in 1998 and terminated in 2007.

2.	On August 13, 2002, another program of the Company was granted the status of an “Approved Enterprise.” The Company elected to enjoy the “alternative benefits” track – waiver of grants in return for tax exemption – and, accordingly, the Company’s income from this program is tax-exempt for a period of two years, and is subject to a reduced tax rate of 10%-25% for a period of five to eight years (depending upon the percentage of foreign ownership of the Company). The benefit period for this program began in 2003 and will terminate in 2012.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval (“The years limitation”). The years limitation does not apply to the exemption period.

An amendment to the Law, which was published effective as of April 1, 2005 (“the Amendment”), changed certain provisions of the Law. As a result of the Amendment, a company is no longer obliged to acquire Approved Enterprise status in order to receive the tax benefits previously available under the alternative benefits provisions, and therefore generally there is no need to apply to the Investment Center for this purpose (Approved Enterprise status remains mandatory for companies seeking grants). Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the Amendment. A company is also entitled to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment.

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export, referred to as a Beneficiary Enterprise. In order to receive the tax benefits, the Amendment states that a company must make an investment in the Beneficiary Enterprise exceeding a minimum amount specified in the Law. Such investment may be made over a period of no more than three years ending at the end of the year in which a company requested to have the tax benefits apply to the Beneficiary Enterprise (“the Year of Election”). Where a company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Beneficiary Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Beneficiary Enterprise is required to exceed a certain percentage of the company’s production assets before the expansion. The duration of tax benefits is subject to a limitation of the earlier of seven years from the Commencement Year, or 12 years from the first day of the Year of Election.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- TAXES ON INCOME (Cont.)

On March 3, 2007, the Company received a pre-ruling from the Israeli Tax Authority for its request for a Beneficiary Enterprise, regarding eligibility for benefits under the Amendment. The Company’s income from this program is tax-exempt for a period of two years, and is subject to a reduced tax rate of 10%-25% for a period of five to eight years (depending upon the percentage of foreign ownership of the Company). The Company has not yet obtained any tax benefits from this program.

Income from sources other than an “Approved Enterprise” during the benefit period was subject to tax at regular rate of 27% in 2008 (see e. below).

By virtue of the Law, the Company is entitled to claim accelerated depreciation on equipment used by the “Approved Enterprise” during five tax years.

Since the Company is operating under more than one approval for an Approved Enterprise and since part of its taxable income is not entitled to tax benefits under the Law and is taxed at regular rates (27% in 2008), its effective tax rate is the result of a weighted combination of the various applicable rates and tax-exemptions. The computation is made for income derived from each program on the basis of formulas determined in the law and in the approvals.

The tax-exempt income attributable to the “Approved Enterprises” can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently – 15%).

The Company’s Board of Directors has decided that its policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the companies. “Approved Enterprises” and “Beneficiary Enterprise”, as such retained earnings are essentially permanent in duration.

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

d.	Tax rates:

1.	On July 25, 2005, the Knesset (Israeli Parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter – 25%.

Following an additional amendment to the Tax Ordinance, which came into effect on January 1, 2009, an Israeli corporation may elect a 5% rate of corporate tax (instead of 25%) for income from dividend distributions received from a foreign subsidiary which is used in Israel in 2009, or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, and the period during which the dividend income will be used in Israel.

2.	The tax rates of the Company’s subsidiaries range between 16%-40%. In December 2007, the tax rate in Germany was reduced to 30% from 38%. The tax reduction is effective beginning January 1, 2008. Deferred taxes had been adjustment according.

e.	Investment tax credit:

Two of the Company’s subsidiaries are eligible for investment tax credits on their research and development activities and on certain current and capital expenditures. During the year ended December 31, 2008, the subsidiaries recognized $ 234 of investment tax credits as a reduction of research and development expenses.

In total, the subsidiaries have investment tax credits available to reduce future federal income taxes payable, amounting to $ 706, which will expire in 2019-2028.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- TAXES ON INCOME (Cont.)

f.	Reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory rate, and the actual tax expense, is as follows:

	Year ended December 31,
	2006	2007	2008

Income (loss) before taxes as reported in the
statements of operations	$2,972	$569	$(30,587)

Tax rate	31%	29%	27%

Theoretical tax expense (tax benefit)	$921	$165	(8,258)
Increase (decrease) in taxes:
Non-deductible items, net	45	113	194
Difference due to the basis of measurement of
income reported for tax	-	(449)	-
Deferred taxes on losses for which valuation
allowance was provided	51	765	9,567
Tax exemption applicable to "Approved
Enterprises" and exempted income	(75)	-	-
Reduction and tax rate differences in
subsidiaries	-	(472)	(19)
Taxes in respect of prior years	1	357	48
Tax benefit due to discontinued operations	-	(134)	-
Other	-	28	86

Taxes on income (tax benefit) in the statements of
operations	$943	$373	$1,618

g.	Taxes on income (tax benefit) included in the statements of operations:

Current:
Foreign	$1,036	$1,097	$1,072

Deferred:
Domestic	248	(594)	2,357
Foreign	(342)	(487)	(1,859)

Taxes in respect of prior years:
Domestic	1	402	48
Foreign	-	(45)	-

Taxes on income (tax benefit) from continuing
operations	943	373	1,618
Tax benefit from discontinued operations	(29)	134	-

Total taxes on income (tax benefit)	$914	$507	$1,618

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets are as follows:

	December 31,
	2007	2008

Operating loss carryforward	$4,212	$7,315
Reserves and tax allowances	(127)	2,803

Total deferred taxes before valuation allowance	4,085	10,118
Valuation allowance	(3,483)	(9,849)

Net deferred tax assets	$602	$269

Domestic	$2,197	$-
Foreign	(1,595)	269

	$602	$269

i.	The domestic and foreign components of income (loss) before taxes are as follows:

	Year ended December 31,
	2006	2007	2008

Domestic	$564	$(3,980)	$(13,199)
Foreign	2,408	4,549	(17,388)

	$2,972	$569	$(30,587)

j.	Net operating carryforward tax losses:

The Company has estimated total available carryforward tax losses of $ 14,846 to offset against future taxable income. As of December 31, 2008, the Company recorded a full valuation allowance on these carryforward tax losses due to the uncertainty of their future realization.

The Company’s subsidiaries have estimated total available carryforward tax losses of $ 9,091, which may be used to offset against future taxable income, for periods ranging between 13 to 20 years. As of December 31, 2008, the Company recorded a valuation allowance for most of its subsidiaries’ carryforward tax losses due to the uncertainty of their future realization.

Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- TAXES ON INCOME (Cont.)

k.	In December 2007, the Company finalized with the Israeli Tax Authority the tax assessment with respect to the years 2001-2004.

l.	The Company adopted the provisions of FIN 48 on January 1, 2007. The impact on the Company’s consolidated financial position and results of operations as a result of the adoption of the provisions of FIN 48 was $ 229, which was recognized as an adjustment to retained earnings.

In 2008, the Company recorded a tax benefit of $59.

NOTE 15:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with related parties:

	December 31,
	2007	2008

Balances with related parties	$(167)	-

b.	Sales to related parties:

	Year ended December 31,
	2006	2007	2008

Sales to related parties	$765	$781	-

c.	Sales and balances to related parties represent services provided by discontinued operation, see note 18a below.

d.	On December 31, 2007, the retired Chairman retired from his position. Pursuant to his retirement agreement as amended, the retired Chairman undertook not to compete with the Company for a period of three years following his retirement. In consideration, the Company agreed to pay the retired Chairman a one time payment of $ 360 payable within three months. In addition, the retired Chairman is entitled to receive certain perquisites from the Company for the rest of his life. The liability as for December 31, 2008 and the post employment and retirement benefits expense related to the retirement agreement amounted to $ 603.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:- SEGMENT INFORMATION

The Group adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. The Group operates in three major reportable segments, which represent the Group’s operating segments as follows:

1.	Perimeter security systems – The Group’s line of perimeter security systems consists of the following: Microprocessor-based central control units, taut wire perimeter intrusion detection systems, INNO fences, vibration detection systems, field disturbance sensors, and other.

2.	Security turnkey projects – The Group executes turnkey projects based on the Company’s security management system and acts as an integrator.

3.	Video monitoring services – The Group supplied video monitoring services through a U.S. subsidiary whose assets and business was sold on December 24, 2007. Therefore, all balances and operations attributed to the video monitoring services segment are classified and presented as discontinued operations, see Note 18a.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:- SEGMENT INFORMATION (Cont.)

a.	The following data present the revenues, expenditures, assets and other operating data of the Group’s operating segments:

	Year ended December 31,
	2006					2007					2008
	Perimeter	Projects	Other	Eliminations	Total	Perimeter	Projects	Other	Eliminations	Total	Perimeter	Projects	Other	Eliminations	Total

Revenues	$47,186	$16,167	$247		$63,600	$43,781	$28,167	$427		$72,375	$41,126	$28,977	$252	-	$70,355

Depreciation and
amortization	$1,070	$133	$-		$1,203	$1,087	$966	$2		$2,055	$1,078	$1,985	$-	-	$3,063

Impairment of goodwill
and other intangible
assets											$2,772	$10,115	$-	-	$12,887

Operating income
(loss), before
financial expenses and
taxes on income	$3,070	$935	$(138)	$(31)	$3,836	$2,421	$506	$(193)	$(28)	$2,706	$(9,103)	$(19,485)	$7	$-	$(28,581)

Financial expenses, net					864					2,137					2,006
Taxes on income
(tax benefit)					943					373					1,618
Income (loss) from
discontinued
operations, net					(1,219)					1,686					(397)

Net income
(loss)					$810					$1,882					$(32,602)

	December 31,
	2006				2007				2008
	Perimeter	Projects	Other	Total	Perimeter	Projects	Other	Total	Perimeter	Projects	Other	Total

Total long-lived assets	$12,451	$552	$20	$13,023	$12,518	$8,560	$1	$21,079	$9,575	$3,623	$5	$13,203

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:- SEGMENT INFORMATION (Cont.)

b.	Major customer data (percentage of total revenues):

	Year ended December 31,
	2006	2007	2008

Customer A	33.7%	13.0%	*) -

Customer C	-	13.4%	18.8%

*)	Less than 10% of total revenues.

c.	Geographical information:

The following is a summary of revenues within geographic areas based on end customer’s location and long-lived assets:

		Year ended December 31,
		2006	2007	2008

1.	Revenues:

	Israel	$26,385	$15,663	$12,097
	Europe	9,793	18,342	15,603
	North America	14,176	14,869	15,648
	South and Latin America	7,456	6,818	4,542
	Africa	321	10,879	14,569
	Others	5,469	5,804	7,896

		$63,600	$72,375	$70,355

2.	Long-lived assets:

	Israel		$2,955	$3,148
	Europe		8,472	3,954
	USA		5,244	2,610
	Canada		4,189	3,309
	Others		219	182

			$21,079	$13,203

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:- SELECTED STATEMENTS OF INCOME DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2006	2007	2008

Expenses	$5,540	$5,924	$6,429
Less - investment tax credits and a royalty
bearing grant ( $8K in 2005)	162	160	234

	$5,378	$5,764	$6,195

b.	Financial expenses:

Financial expenses:
Interest on long-term debt	$(698)	$(563)	$(183)
Interest on short-term bank credit	(689)	(1,337)	(1,195)
Forward contracts losses	(915)	(666)	(291)
Foreign exchange losses	(337)	(792)	(875)
Marketable securities losses	-	-	(955)

	(2,639)	(3,358)	(3,499)

Financial income:
Interest on short-term and long-term bank
deposits, structured notes and marketable
securities	1,162	1,221	864
Foreign exchange gains	613	-	629

	1,775	1,221	1,493

	$(864)	$(2,137)	$(2,006)

NOTE 18:- DISCONTINUED OPERATIONS

a.	General:

On July 28, 2005, the Company decided to dispose of its indoor security sensors operations.

On December 24, 2007, the Company decided to sell its U.S. based video monitoring business for $ 8,500. The video monitoring business was previously reported as a separate segment in the Group’s financial statements.

In view of the above, the operating results and cash flows attributed to the indoor security sensors operations and video monitoring business were presented in the Company’s statements of operations and cash flows as discontinued operations. Accordingly, the comparative figures were reclassified for all periods presented.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:- DISCONTINUED OPERATIONS (Cont.)

b.	The following are the results of the discontinued operations for the years ended December 31, 2006, 2007 and 2008:

Indoor security sensors operations:

Year ended December 31, 2006

Revenues	$48
Cost of revenues	198

Gross loss	150

Operating expenses:
Sales and marketing, net	12

Operating loss	162
Tax benefit	(34)

Net loss	$128

Video monitoring:

	Year ended December 31,
	2006	2007	2008

Revenues	$3,358	$3,435	$-
Cost of revenues	2,995	2,937	-

Gross profit	363	498	-

Operating expenses:
Sales and marketing	476	267	-
General and administrative	986	885	397

Operating loss	1,099	654	397

Capital gain from sale of video monitoring
activity	-	2,427	-
Financial income, net	13	55	-
Tax expense	5	142	-

Net income (loss)	$(1,091)	$1,686	$(397)

Salles, Sáinz-Grant Thornton, S.C.
Certified Public Accountants Member of Grant Thornton International

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

By: Hector Bautista CPA

Mexico City, Mexico
     January 31, 2008

Report of Independent Registered Public Accounting Firm

To the Shareholders’ of

     Senstar Stellar Latin America, S. A. de C.V.:

          We have audited the accompanying balances sheets of SENSTAR STELLAR LATIN AMERICA, S.A. DE C.V. (incorporated in Mexico), as of December 31, 2008 and 2007, and the related statements of operations, changes in shareholders’ equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

          In our opinion, the translated financial statements referred to above present fairly, in all material respects, the financial position of Senstar Stellar Latin America, S.A. de C.V. as of December 31, 2008 and 2007, and the related statements of operations, changes in shareholders’ equity and cash flows for each of the years then ended in conformity with the accounting principles generally accepted in the United States of America.

SALLES, SAINZ – GRANT THORNTON, S.C.

By: Hector Bautista C.P.A.

Mexico City, Mexico
     March 27, 2009

SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
(U.S. dollars in thousands)

Balance at end of period	Translation adjustments	Provision for doubtful accounts	Balance at beginning of period

				Year ended December 31, 2008:
$1,506	$(60)	$1,223	$343	Allowance for doubtful debts

				Year ended December 31, 2007:
$343	$27	$(68)	$384	Allowance for doubtful debts

				Year ended December 31, 2006:
$384	$-	$138	$246	Allowance for doubtful debts

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to annual report on its behalf.

MAGAL SECURITY SYSTEMS LTD. By: /s/ Jacob Perry —————————————— Jacob Perry Chairman of the Board of Directors

Date: July 12, 2009