Form 20-F
period 2009-12-31
MAGAL SECURITY SYSTEMS LTD
filed 2010-05-03
CIK 896494

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Ordinary Shares, par value NIS 1.0 per share …….…10,396,548
(as of December 31, 2009)

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

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

This Annual Report on Form 20-F is incorporated by reference into the Registrant’s Registration Statements on Form S-8, File Nos. 333-127340 and 333-164696.

-i-

-ii-

INTRODUCTION

Magal Security Systems Ltd. is a leading international solutions provider of safety, security, site management and intelligence gathering and compilation solutions and products.  Based on more than 25 years of experience and interaction with customers, we have developed a unique set of solutions and products, optimized for perimeter, outdoor and general security applications.  Our turnkey solutions are typically integrated and managed by sophisticated modular command and control software, supported by expert systems for real-time decision support.  Our portfolio of critical infrastructure protection and site protection technologies includes a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems and a sophisticated protection package for sub-surface intrusion.  A world class innovator in the development of closed circuit television, intelligence video analysis and motion detection technology for outdoor operation, we have successfully installed customized solutions and products in more than 75 countries worldwide.  Our ordinary shares are traded on the NASDAQ Global Market and on the Tel Aviv Stock Exchange under the symbol “MAGS.”  Our address on the Internet is www.magal-s3.com.  The information on our website is not incorporated by reference into this annual report.  As used in this annual report, the terms “we,” “us” and “our” mean Magal Security Systems Ltd. and its subsidiaries, unless otherwise indicated.

We have trademark rights in the United States and other national jurisdictions arising out of our trademark registrations, applications and/or use of the following trademarks and service marks: SENSTAR-STELLAR logo, the S logos, SENSTAR-STELLAR, SENSTAR-STELLAR (and design) SENSTAR, STELLAR, STELLAR SYSTEMS, STELLAR SYSTEMS (and design), PANTHER, GUIDAR, REPELS, SENNET, PERIMITRAX,  INTELLI-FLEX, INTELLI-FIELD, X-FIELD, OMNITRAX, STARLED, STARNET, FRONTLINE, E-FIELD, E-FLEX, ARMOURFLEX,  SIMPL, CROSSFIRE, FLASH, FLARE, SENTRAX, OMNITRAX, XFIELD, DTR, DreamBox, Magal logo and all other marks used to identify particular products and services associated with our businesses. Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  All references in this annual report to “dollars” or “$”are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.  The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on December 31, 2009 was NIS 3.775 per $1.00.

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

This Annual Report on Form 20-F contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended.  Such forward-looking statements reflect our current view with respect to future events and financial results.  Forward-looking statements usually include the verbs, “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “understands" and other verbs suggesting uncertainty.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section which appears in Item 3.D “Key Information -Risk Factors.”

-iii-

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE Not applicable.

ITEM 3.	KEY INFORMATION

A.    Selected Consolidated Financial Data.

The following selected consolidated financial data for and as of the five years ended December 31, 2009 are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP.  We have derived the following selected consolidated financial data as of December 31, 2008 and 2009 and for each of the years ended December 31, 2007, 2008 and 2009 from our consolidated financial statements set forth elsewhere in this annual report that have been prepared in accordance with U.S. GAAP.  We have derived the following selected consolidated financial data as of December 31, 2005, 2006 and 2007 and for each of the years ended December 31, 2005 and 2006 from our audited consolidated financial statements not included in this annual report.  The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5 “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

	Year Ended December 31,
	2005(1)	2006(1)	2007(1)(2)	2008(2)	2009(2)
	(in thousands except per share data)
Consolidated Statement of Operations Data:
Revenues	$58,385	$63,600	$62,695	$57,105	$54,518
Cost of revenues	36,658	37,236	38,156	37,559	33,331
Gross profit	21,727	26,364	24,539	19,546	21,187
Operating expenses:
Research and development, net	5,265	5,378	5,310	5,556	4,816
Selling and marketing, net	12,385	11,603	11,073	12,953	10,864
General and administrative	4,965	5,547	6,057	10,243	8,372
Impairment of goodwill and other intangible assets	-	-	-	2,772	-
Post employment and termination benefits	-	-	904	2,582	-
Total operating expenses	22,615	22,528	23,344	34,106	24,052
Operating income (loss)	(888)	3,836	1,195	(14,560)	(2,865)
Financial expenses, net	813	864	2,059	1,314	1,568
Income (loss) before income taxes	(1,701)	2,972	(864)	(15,874)	(4,433)
Income taxes (tax benefit)	(28)	943	276	3,066	864
Income (loss) from continuing operations	(1,673)	2,029	(1,140)	(18,940)	(5,297)
Income (loss) from discontinued operations, net	(1,538)	(1,219)	3,022	(13,662)	4,216
Net income (loss)	$(3,211)	$810	$1,882	$(32,602)	(1,081)
Less: net income attributable to non-controlling interest	-	-	-	-	54
Net income (loss) attributable to Magal’s shareholders	$(3,211)	$810	$1,882	$(32,602)	$(1,135)
Basic net earnings (loss) per share from continuing operations	$(0.17)	$0.20	$(0.11)	$(1.82)	$(0.52)
Basic net earnings (loss)per share from discontinued operations	(0.15)	(0.12)	0.29	(1.32)	0.41
Basic net earnings (loss) per share	$(0.32)	$0.08	$0.18	$(3.14)	$(0.11)
Diluted net earnings (loss) per share from continuing operations	$(0.17)	$0.20	$(0.11)	$(1.82)	$(0.52)
Diluted net earnings (loss) per share from discontinued operations	$(0.15)	$(0.12)	0.29	(1.32)	0.41
Diluted net earnings (loss) per share	$(0.32)	$0.08	$0.18	$(3.14)	$(0.11)
Weighted average number of ordinary shares used in computing basic net earnings per share	9,883	10,384	10,395	10,397	10,397
Weighted average number of ordinary shares used in computing diluted net earnings per share	9,900	10,442	10,431	10,397	10,399

	As of December 31,
	2005(1)	2006(1)	2007 (1)	2008	2009
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$10,099	$4,908	$9,205	$16,835	$11,869
Short and long-term bank deposits, restricted deposits, marketable securities and escrow deposit	18,853	22,053	26,972	8,137	1,847
Working capital	35,071	39,884	41,526	16,240	20,467
Total assets	101,842	103,681	126,157	90,537	60,650
Short-term bank credit (including current maturities of long-term loans)	21,715	17,821	20,737	23,995	10,058
Long-term bank loans	1,653	7,399	3,095	2,282	548
Total shareholders’ equity	56,950	58,150	65,578	30,718	32,309

(1)
In December 2007, we disposed of our U.S. based video monitoring business.  Accordingly, the operating results, balance sheet and cash flows relating to the video monitoring operations were presented in our statements of income, balance sheets and cash flows as discontinued operations, and the comparative operating results for prior years were reclassified.

(2)
In September 2009, our Board of Directors resolved to discontinue the operations of the European integration subsidiary that we acquired in September 2007.  The subsidiary was sold in December 2009.  Accordingly, operating results and cash flows for the years ended December 31, 2007, 2008 and 2009, as well as the capital gain resulting from the sale, were reclassified to disclose the results of that subsidiary as discontinued operations.

B.    Capitalization and Indebtedness.

Not applicable.

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

Risks Related to Our Business

Unfavorable global economic conditions may adversely affect our customers, which directly impacts our business and results of operations.

Our operations and performance depend on our customers, including those from the governmental sector, having adequate resources to purchase our products.  The recent turmoil in the credit markets and the global economic downturn generally adversely impacted our customers and potential customers.  Although global economic conditions have begun to stabilize or improve, the markets in which we operate remain weak.  Customers have reduced and may continue to reduce their purchasing activities in response to lack of credit, economic uncertainty and concern about the stability of markets in general, and have reduced or delayed purchases of our products.  As a result of slow moving inventory due to the recent global economic slowdown, we may be required in the future to record additional impairment charges relating to the carrying value of our intangible assets, increase our reserves for doubtful accounts and further write-down our tax assets.  In addition, the fair value of some of our assets may decrease further as a result of the weak economy and as a result, we may be required to record further impairment charges in the future. If global economic and market conditions or economic conditions in key markets remain weak or weaken further, our financial condition and operating results may be materially adversely affected.

Our revenues depend on government procurement procedures and practices.  A substantial decrease in our customers’ budgets would adversely affect our results of operations.

Our products are primarily sold to governmental agencies, governmental authorities and government-owned companies, many of which have complex and time consuming procurement procedures.  A substantial period of time often elapses from the time we begin marketing a product until we actually sell that product to a particular customer.  In addition, our sales to governmental agencies, authorities and companies are directly affected by these customers’ budgetary constraints and the priority given in their budgets to the procurement of our products.  A decrease in governmental funding for our customers’ budgets would adversely affect our results of operations.  This risk is heightened during periods of global economic slowdown.

Accordingly, governmental purchases of our systems, products and services may decline in the future as the governmental purchasing agencies may terminate, reduce or modify contracts or subcontracts if:

●	their requirements or budgetary constraints change;

●	they cancel multi-year contracts and related orders if funds become unavailable;

●	they shift spending priorities into other areas or for other products; or

●	they adjust contract costs and fees on the basis of audits.

Any such event may have a material adverse affect on us.

The loss of one or more of our key customers would result in a loss of a significant amount of our revenues.

A relatively few customers account for a large percentage of our revenues.  For the years ended December 31, 2007, 2008, and 2009, revenues generated from sales to the Israeli Ministry of Defense, or MOD, and Israeli Defense Forces, or IDF, accounted for 15.0%, 10.8% and 19.6%, respectively, of our revenues.  The MOD, IDF or any of our other major customers may not maintain their volume of business with us or, if such volume is reduced, other customers generating similar revenues may not replace the lost business.  The loss of one our more of our key customers without replacement by a customer or customers of similar volume would have a material adverse effect on our financial results.

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

We sell most of our products in North America, Europe and Israel.  Our revenues are primarily denominated in U.S. dollars, Euros and NIS, while a portion of our expenses, primarily labor expenses, is incurred in NIS and Canadian Dollars.  Additionally, certain assets, especially trade receivables, as well as part of our liabilities are denominated in NIS.  As a result, fluctuations in rates of exchange between the U.S. dollar and non- U.S. dollar currencies may affect our operating results and financial condition.  The dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the U.S. dollar.  In addition, the value of our non-U.S. dollar revenues could be adversely affected by the depreciation of the U.S. dollar against such currencies.  In 2007, 2008 and 2009, the NIS appreciated by approximately 9.0%, 1.1% and 0.7%, respectively, against the U.S. dollar, which had an adverse affect on our results of operations.  In 2008, the Euro depreciated against the U.S. dollar by 5.3%, while in 2007 and 2009 the Euro appreciated against the U.S. dollar by 11.7% and 3.5%, respectively.

In addition, the U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the Canadian dollar.  In 2008, the Canadian dollar depreciated against the U.S. dollar by approximately 19.7%, while in 2007 and 2009 the Canadian dollar appreciated against the U.S. dollar by 18.4%  and 16.6%, respectively.

During the years ended December 31, 2007, 2008 and 2009, foreign currency fluctuations had an adverse impact on our results of operations and we recorded foreign exchange losses, net of $792,000, $246,000 and $1,138.000, respectively.  Our results of operations may continue to be materially adversely affected by currency fluctuations in the future.

If we do not receive Israeli MOD approvals necessary for us to export the products we produce in Israel, our revenues may decrease.

Israel’s defense export policy regulates the sale of a number of our systems and products.  Current Israeli policy encourages export to approved customers of defense systems and products, such as ours, as long as the export is consistent with Israeli government policy.  A license is required to initiate marketing activities.  We are also required to obtain a specific export license for any hardware exported from Israel.  We may not be able to receive all the required permits and licenses for which we may apply in the future.  If we do not receive the required permits for which we apply, our revenues may decrease.

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

A large portion of our sales is to markets outside of Israel.  For the years ended December 31, 2007, 2008 and 2009, approximately 75.0%, 78.8% and 76.2%, respectively, of our revenues were derived from sales to markets outside of Israel.  A key component of our strategy is to continue to expand in such international markets.  Our international sales efforts are affected by costs associated with the shipping of our products and risks inherent in doing business in international markets, including:

●	different and changing regulatory requirements in the jurisdictions in which we currently operate or may operate in the future;

●	fluctuations in foreign currency exchange rates;

●	export restrictions, tariffs and other trade barriers;

●	difficulties in staffing, managing and supporting foreign operations;

●	longer payment cycles;

●	difficulties in collecting accounts receivable;

●	political and economic changes, hostilities and other disruptions in regions where we currently sell or products or may sell our products in the future; and

●	seasonal reductions in business activities.

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

Historically a significant portion of our revenues were from sales to the Israeli government and our financial condition, operating results and prospects would be adversely affected by Israeli government budget cutbacks or spending reductions.  We believe that the success and growth of our business will continue to depend to a certain extent upon our successful procurement of Israeli government contracts.  The award of additional contracts from the Israeli government could be adversely affected by spending reductions or budget cutbacks at government agencies that currently use or are likely to use our products.  The Israeli government may reduce its expenditures for homeland security or change its defense priorities in the coming years.  Our programs may be affected in the future if there is a reduction in Israeli government defense spending for our programs or a change in priorities to products other than ours.  Accordingly, changes in government contracting policies, budgetary constraints and delays or changes in the appropriations process could have an adverse affect on our business, financial condition and results of operations.

We may not be able to implement our growth strategy and may not be able to successfully integrate the operations of acquired businesses into our business.

As part of our growth strategy, we intend to acquire or invest in complementary (including competitive) businesses, products and technologies.  We may not be able to consummate any acquisition or investment in the future.  In addition, the process of integrating acquired assets into our operations may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business.

We may not be able to realize the anticipated benefits of any acquisition.  Moreover, future acquisitions by us could result in potentially dilutive issuances of our equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to identifiable intangible assets, any of which could materially adversely affect our operating results and financial position.  Acquisitions also involve other risks, including risks inherent in entering markets in which we have no or limited prior experience. Our failure to successfully integrate the operations of an acquired business or to retain key employees of acquired businesses and integrate and manage our growth may have a material adverse effect on our business, financial condition, results of operation or prospects.

We may not be able to protect our proprietary technology and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon protecting our proprietary technology.  We have approximately 15 patents and have patent applications pending.  We also rely on a combination of trade secret and copyright law and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology.  It is our policy to protect our proprietary rights in our products and operations through contractual obligations, including confidentiality and non-disclosure agreements with certain employees, distributors and agents, suppliers and subcontractors.  These measures may not be adequate to protect our technology from third-party infringement, and our competitors may independently develop technologies that are substantially equivalent or superior to ours.  Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws.

Claims that our products infringe upon the intellectual property of third parties may require us to incur significant costs, enter into licensing agreements or license substitute technology.

Third parties may in the future assert infringement claims against us or claims asserting that we have violated a patent or infringed upon a copyright, trademark or other proprietary right belonging to them.  Any infringement claim, even one without merit, could result in the expenditure of significant financial and managerial resources to defend against the claim.  In addition, we purchase components for our turnkey products from independent suppliers.  Certain of these components contain proprietary intellectual property of these independent suppliers.  Third parties may in the future assert claims against our suppliers that such suppliers have violated a patent or infringed upon a copyright, trademark or other proprietary right belonging to them.  If such infringement by our suppliers or us were found to exist, a party could seek an injunction preventing the use of their intellectual property.  Moreover, a successful claim of product infringement against us or a settlement could require us to pay substantial amounts or obtain a license to continue to use such technology or intellectual property.  Infringement claims asserted against us could have a material adverse effect on our business, operating results and financial condition.

Undetected defects in our products may increase our costs and impair the market acceptance of our products.

The development, enhancement and implementation of our complex systems entail substantial risks of product defects or failures.  Despite testing by us and our customers, errors may be found in existing or new products, resulting in delay or loss of revenues, warranty expense, loss of market share or failure to achieve market acceptance.  Moreover, the complexities involved in implementing our systems entail additional risks of performance failures.  We may encounter substantial delays or other difficulties due to such complexities.  Any such occurrence could have a material adverse effect upon our business, financial condition and results of operations.  In addition, the potential harm to our reputation that may result from product defects or implementation errors could be damaging to us.

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

The market for our products is characterized by evolving technologies, changing industry standards, changing regulatory environments, frequent new product introductions and rapid changes in customer requirements.  The introduction of products embodying new technologies and the emergence of new industry standards and practices can render existing products obsolete and unmarketable.  Our future success will depend on our ability to enhance our existing products and to develop and introduce, on a timely and cost-effective basis, new products and product features that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of our customers.  In the future:

●	we may not be successful in developing and marketing new products or product features that respond to technological change or evolving industry standards;

●	we may experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products and features; or

●	our new products and product features may not adequately meet the requirements of the marketplace and achieve market acceptance.

If we are unable to respond promptly and effectively to changing technology, we will be unable to compete effectively in the future.

If subcontractors and suppliers terminate our arrangement with them, or amend them in a manner detrimental to us, we may experience delays in production and implementation of our products and our business may be adversely affected.

We acquire most of the components utilized in our products, including our turnkey solutions, from a limited number of suppliers.  We may not be able to obtain such items from these suppliers in the future or we may not be able to obtain them on satisfactory terms.  Temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results.  In addition, the installation of our fence mounted vibration detection systems in Israel is outsourced primarily to two subcontractors.  If either or both of such subcontractors were to be unable or unwilling to continue to perform such services, we would have to identify and qualify one or more substitute subcontractors to perform such services.  This could cause delays in the implementation of our fence mounted vibration detection systems in Israel, the costs associated with installing such systems may increase and our business may be adversely affected.

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

We may fail to maintain effective internal control over financial reporting , which could result in material misstatements in our financial statements.

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

In 2008, we identified a material weakness in our internal control over financial reporting with respect to a former subsidiary that was subsequently sold during 2009.  We may identify material weaknesses or significant deficiencies in our internal control over financial reporting in the future.  Failure to maintain effective internal control over financial reporting could result in material misstatements in our financial statements.  Any such failure could also adversely affect the results of our management’s evaluations and annual auditor reports regarding the effectiveness of our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Risks Relating to Our Ordinary Shares

Volatility of the market price of our ordinary shares could adversely affect our shareholders and us.

The market price of our ordinary shares has been, and is likely to be, highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

●	actual or anticipated variations in our quarterly operating results or those of our competitors;

●	announcements by us or our competitors of technological innovations or new and enhanced products;

●	developments or disputes concerning proprietary rights;

●	introduction and adoption of new industry standards;

●	changes in financial estimates by securities analysts;

●	market conditions or trends in our industry;

●	changes in the market valuations of our competitors;

●	announcements by us or our competitors of significant acquisitions;

●	entry into strategic partnerships or joint ventures by us or our competitors;

●	additions or departures of key personnel;

●	political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events; and

●	other events or factors in any of the countries in which we do business, including those resulting from war, incidents of terrorism, natural disasters or responses to such events.

In addition, the stock market in general, and the market for Israeli companies and home defense companies in particular, has been highly volatile.  Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance.  In the past, following periods of market volatility, shareholders have often instituted securities class action litigation relating to the stock trading and price volatility of the company in question.  If we were involved in any securities litigation, it could result in substantial cost to us to defend and divert resources and the attention of management from our business.

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

We are incorporated under the laws of the State of Israel, and our principal executive offices and some of our manufacturing and research and development facilities are located in Israel.  As a result, political, economic and military conditions affecting Israel directly influence us.  Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

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

Furthermore, we could be adversely affected by the interruption or reduction of trade between Israel and its trading partners.  Some countries, companies and organizations continue to participate in a boycott of Israeli companies and others doing business with Israel or with Israeli companies.  As a result, we are precluded from marketing our products to these countries, companies and organizations.  Foreign government defense export policies towards Israel could also make it more difficult for us to obtain the export authorizations necessary for our activities.  Also, over the past several years there have been calls in Europe and elsewhere to reduce trade with Israel.  Restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association and articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations.  In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.  Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company's articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval.  In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company.  However, Israeli law does not define the substance of this duty of fairness.  Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Listing Rules.  We follow Israeli law and practice instead of NASDAQ rules regarding the director nomination process, compensation of executive officers and the requirement that our independent directors have regularly scheduled meetings at which only independent directors are present.  As a foreign private issuer listed on the NASDAQ Global Market, we may also follow home country practice with regard to, among other things, the composition of the board of directors and quorum at shareholders’ meetings.  In addition, we may follow home country practice instead of the NASDAQ requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

ITEM 4.	Information on the Company

A.    History and Development of the Company.

We were incorporated under the laws of the State of Israel on March 27, 1984 under the name Magal Security Systems Ltd.  We are a public limited liability company under the Israeli Companies Law, 5739-1999, and operate under this law and associated legislation.  Our principal executive offices and primary manufacturing and research and development facilities are located near Tel Aviv, Israel, in the Yehud Industrial Zone.  Our mailing address is P.O. Box 70, Industrial Zone, Yehud 56100, Israel and our telephone number is +972-3-539-1444.  Our agent for service of process in the United States is Senstar Inc., 13783 Park Center Road, Suite 316, Herndon, Virginia 20171.  Our address on the Internet is www.magal-S3.com.  The information on our website is not incorporated by reference into this annual report.

We are a leading international solutions provider of safety, security, site management and intelligence gathering and compilation solutions and products.  Based on 25 years of experience and interaction with customers, we have developed a unique set of solutions and products, optimized for perimeter, outdoor and general security applications.  Our turnkey solutions are typically integrated and managed by sophisticated modular command and control software, supported by expert systems for real-time decision support.  Our portfolio of critical infrastructure protection and site protection technologies includes a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems and a sophisticated protection package for sub-surface intrusion.  A world class innovator in the development of CCTV, IVA and motion detection technology for outdoor operation, we have successfully installed customized solutions and products in more than 75 countries worldwide.

Due to the need to reduce cost and operate more efficiently and effectively, in June 2009 we determined to consolidate certain activities that were operated out of different locations in North America.  As a result, we consolidated the manufacturing, product development and technical support function of our California subsidiary with our operations in Ottawa, Canada.  All products that historically have been manufactured in the United States through subcontractors continue to be produced by subcontractors, however the process is managed out of our facilities in Ottawa, Canada.  The sales and marketing activities of our California subsidiary were moved to, and are managed from, our office in Herndon, Virginia, which is in the Washington, D.C. metropolitan area.  The transitions described above were completed in June 2009.  A small team of three people are still operating temporarily out of our facility in Fremont, California, which has been put up for sale or for lease.

The nature of the business and management of the European subsidiary that we purchased in 2007 required us to invest an inordinate amount of management time and effort, which we believed was not justified in light of the financial results of this subsidiary.  As a result, we determined to dispose of such subsidiary and in December 2009, we sold all of our interests in the European subsidiary.  We received total proceeds of Euro 2.9 million (approximately $4.2 million) for the sale, including repayment in full of Euro 1.8 million (approximately $2.6 million) of loans granted by us to the European subsidiary.  In addition, Euro 620,000 (approximately $920,000) that we had deposited in escrow as a contingent purchase price in connection with our acquisition of the European subsidiary was released back to us in connection with our sale of the subsidiary.

Recent key personnel changes.  Mr. Yoav Stern, who was appointed as our acting President as of November 10, 2008 and as our acting President and chief executive officer as of March 1, 2009, served in such positions until May 2009.  On June 3, 2009, our Board of Directors appointed Mr. Eitan Livneh as our President and chief executive officer, commencing August 2, 2009.  On April 16, 2009, Ms. Lian Goldstein, our former Vice President – Finance and chief financial officer, resigned from such offices and was replaced by Mr. Zev Morgenstern.  On December 1 2009, Mr. Morgenstern resigned from such offices.  Mr. Morgenstern remained with our company until January 31, 2010.  Mr. Ilan Ovadia replaced Mr. Morgenstern and since February 1, 2010, has served as our Senior Vice President – Finance and chief financial officer.  Mr. Israel (Relik) Shafir, was appointed as our Vice President Business Development on October 2009 and resigned from such office on March 15, 2010.

Capital expenditures. Our capital expenditures for the years ended December 31, 2007, 2008 and 2009 were approximately $890,000, $1.4 million and $2 million, respectively.  These expenditures were principally for the renovation and expansion of our offices and production facilities in Israel, as well as for computers, other machinery, commercial vehicles and equipment.  The increase in our capital expenditures in 2008 compared with 2007 is primarily attributable to major renovations at our executive offices and factory in Israel that commenced in 2008..  The high level of capital expenditures in 2009 was primarily attributable to the conclusion of the renovation and expansion work that we commenced in 2008 as well as the implementation of a new ERP system and an upgrade of our computer systems in Israel.

B.    Business Overview.

Overview and Strategy

We develop, manufacture, market and sell comprehensive computerized security systems to high profile customers.  Our systems are used in more than 75 countries to protect sensitive facilities, including national borders, military bases, power plant installations, airports, seaports, prisons, industrial sites and municipalities from intrusion, crime, sabotage or vandalism to infrastructure, assets and personnel.

Based on 25 years of experience and interaction with customers, we have developed a comprehensive set of solutions and products, optimized for perimeter, outdoor and general security applications.  Our portfolio of mission critical infrastructure and site protection technologies includes a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems and a sophisticated protection package for sub-surface intrusion.  As a world class innovator in outdoor video motion detection, or VMD, and IVA applications, we deliver comprehensive IP technology and traditional CCTV solutions.

Our integrated solutions are based on a broad in-house product portfolio, complemented by OEM and third party products.  A typical turnkey solution is integrated and managed by Fortis - a sophisticated, geographical information system, or GIS, based command and control system.

A typical turnkey project consists of the following phases:

●	Studying and understanding customers’ requirements and conducting an environmental and site analysis;

●	Conducting a terrain survey;

●	Detailed planning that is focused and tailored around the users – first responders and operators in the command and control center(s);

●	Implementation - manufacturing, purchasing, integration, testing and installing the project;

●	Commissioning and training; and

●	Post-sales support.

Our revenues are principally derived from:

●	Sales of security products;

●	Installation of comprehensive security solutions derived from process bids leading to fixed-price contracts; and

●	Services and maintenance, based on post sale maintenance contracts.

Our primary objective is to become a leading international solution provider of safety, security and site management solutions and products.  To achieve this objective, we are implementing a business strategy incorporating the following key elements:

●
Leverage existing customer relationships.  We believe that we have the capability to offer certain of our customers a comprehensive security package.  As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications.  We intend to expand the depth and breadth of our existing customer relationships while initiating similar new relationships.

●
Refine and broaden our product portfolio.  We have identified the security needs of our customers and intend to enhance our current products’ capabilities, develop new products, acquire complementary technologies and products and enter into OEM agreements with third parties in order to meet those needs.

●
Refine and broaden our integration and turnkey delivery capabilities.  As a solution provider we depend on our capability to tailor specific solutions for each customer.  Our integration building blocks and our execution skills are key factors in achieving our growth and profitability.

●
Enter new markets and strengthen presence in existing markets.  We intend to continue to penetrate new geographic markets by various means, including the establishment of alliances with local distributors and international integrators of security systems.  We also intend to increase our marketing efforts in our existing markets and to acquire or invest in complementary businesses.

Emerging Opportunity

The rapid introduction of digital communication and information technology into the security market provides the opportunity to consolidate safety and site management with security applications.  Cities and municipalities, air and sea ports, chemical factories and critical infrastructure sites are already implementing and enjoying the benefits of this approach to security management.  The integration allows users to share dispersed sensors (such as cameras and emergency buttons), IT systems, traffic management tools and other resources and feed them into a single command and control platform.  Users from different functions within organizations can now share the same information, allowing for improved communication and coordination, whether it is a routine operation or crisis situation.  We believe that we are well positioned and on the forefront of this emerging market opportunity.

Products and Services

General

Our products are focused around outdoor and perimeter intrusion detection system, or PIDS, applications utilizing our outdoor safety and site management products and systems.  Our products are categorized into four families of systems:

●	Perimeter security systems, consisting of a mix of PIDS technologies with physical barrier solutions;

●	CCTV systems;

●	Command and control systems; and

●	Miscellaneous systems tailored for specific vertical market needs.

Perimeter Security Systems

Perimeter security systems enable customers to monitor, limit and control access by unauthorized personnel to specific regions or areas.  High-end perimeter systems are sophisticated in nature and are used by correctional facilities, military installations, power companies and other high security installations.  We believe that we are a leading provider of security systems and maintenance in this industry.

Our line of perimeter security systems utilizes sophisticated sensor devices to detect and locate intruders and identify the nature of intrusions.  Our perimeter security systems have been installed along thousands of kilometers of borders and facility boundaries throughout the world, including more than 600 correctional institutions in the United States and prisons in several other countries.  In addition, we have installed several hundred kilometers of high security smart perimeter systems along Israel’s borders.

Our line of outdoor perimeter security systems consists of the following:

●	Taut wire – hybrid perimeter intrusion detection systems with physical barrier;

●	Fence mounted vibration detection systems – mechanical, copper wire sensors or fiber optic sensors;

●	Smart barriers – a variety of: robust detection grids, gates and innocent looking fences, designed to protect water passages, VIP residences and other outdoor applications;

●	Buried cable sensors;

●	Electrical field disturbance sensors (volumetric); and

●	Microwave sensors.

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

Our sealed sensors are not affected by radio frequency interference, climatic or atmospheric conditions, or electrical transients from power lines or passing vehicles.  The sensors self-adjust to, or remain unaffected by, extreme temperature variation, minor soil movements and other similar environmental changes that might trigger false alarms in less sophisticated systems.  Our taut wire perimeter systems are designed to discriminate automatically between fence tension changes typically caused by small animals or violent weather and forces more typically exerted by a human intruder.

Our taut wire perimeter systems offer customers a wide range of installation options.  Sensor posts can be as far as 200 feet apart, with relatively inexpensive ordinary fence anchor posts between them.  These systems may stand alone, be mounted on a variety of fence posts or added to an existing wall or other structure, or mounted on short posts, with or without outriggers.

Taut wire perimeter systems have been approved by various Israeli and U.S. security and military authorities.  We have installed several hundred kilometers of these perimeter systems along Israel’s borders to assist in preventing unauthorized entry and infiltration.  Our taut wire perimeter systems are typically sold for between $60 to $150 per meter.

Fence Mounted Vibration Detection Systems

We offer various types of vibration detection systems.  While less sensitive than taut wire installations, the adaptability of these systems to a wide range of pre-existing barrier structures makes these products viable alternatives for cost-conscious customers.  Our vibration detection devices are most effective when installed on common metal fabric perimeter systems, such as chain link or welded mesh.  In our BARRICADE system, electro-mechanical sensors are attached to fence panels approximately three meters apart on any of several common types of fence structures.  Once attached to the fence, each sensor detects vibrations in the underlying structures.  The sensor system’s built-in electro-mechanical filtering combines with system input from a weather sensor to minimize the rate of false alarms from wind, hail or other sources of nuisance vibrations.

Intelli-FLEX, Intelli-FIBER and fence protection systems, or FPS, microprocessor-based triboelectric and electric cable fence sensors are vibration sensitive transducers.  These systems detect any attempt to cut, climb or penetrate the fence and have microphonic properties.  The microphonic feature permits audio to be used for low-cost alarm assessment, providing users with an additional tool for determining the nature of an attempted intrusion.  Our vibration detection system is typically sold for between $10 to $60 per meter.

Buried Cable Sensor

Omnitrax is a fifth generation, covert outdoor perimeter security intrusion detection sensor that generates an invisible radar detection field around buried sensor cables.  An alarm is emitted and the exact location identified within one meter if an intruder disturbs the field.  Targets are detected by their conductivity, size and movement and the digital processor is able to filter out common alarms caused by environmental conditions and small animals.  The Omnitrax system is sold for between $40 to $80 per meter.

Electrical Field Disturbance Sensors

Terrain following volumetric sensors can detect intrusions before the intruder touches the sensor.  They can be installed on buildings, free-standing posts, existing fences, walls or rooftops, and will sense changes in the electrostatic field when events, such as intruders penetrating through the wires, take place.  The system’s tall, narrow, well contained detection zone allows the sensor to be installed in almost any application and minimizes nuisance alarms caused by nearby moving objects.  Our flagship product is X-Field; it consists of a set of four or eight parallel field sensing wires and is sold for between $100 and $190 per meter.  We also offer a deployable volumetric sensor, used to protect military forces deployed on short notice who need fast reaction with minimal effort.

Microwave Products

We also offer a range of bi-static microwave products that are designed for stable, reliable operation in extreme outdoor environments.  Coverage distances range from 180 meters to 450 meters.

CCTV Systems

We have a proven track record in delivering CCTV and IVA solutions that are designed for use in outdoor applications.

DreamBox

At the heart of our CCTV solution, we typically supply an integrated control system which seamlessly integrates real time video with other sensors (such as PIDS) and information layers.  For example, a megapixel VMD camera covering a wide area can automatically start tracking a suspect detected by the PIDS.  In parallel, the IP camera can increase the streamed video frame rate and alarm the control center guard to examine the intruder.  Our investments in IVA tools help eliminate dependency on constant human monitoring.  Automatic tools and algorithms extract abnormalities and only irregular events are transferred and analyzed for verification.  This approach saves bandwidth and storage and more importantly requires human intervention only when needed.  Our unique to the industry IVA / VMD has been developed to meet the challenge of the outdoor environment (such as weather effects, moving objects like trees, glare and flashing lights).

DreamBox is a real-time all-in-one multimedia analysis and management platform that is designed for use in outdoor security applications.  It supports both analog and IP cameras and integrates many CCTV related applications into one box.  DreamBox has a built in autonomous network switch that supports a unique meshed distributed architecture to enable data sharing, processing and storage between all units on the network.  These features ensure high data redundancy, no single points of failure and no need for a central server.

DreamBox fits any sensitive critical site that requires real-time multi-media surveillance, providing strong motion detection and analysis.  It is ideal for outdoor applications where cameras are covering wide areas and data may be dispersed in multiple locations, yet the entire site needs to function as a single, coherent and centrally managed data center.

DreamBox has a proven track record in high-end vertical markets that require outdoor security such as military bases, government organizations, airports, seaports, mass transportation, correctional facilities, utilities and industrial sites.

DreamBox does not try to compete with other commercial off-the-shelf CCTV products and solutions.  We are focused on high-end customers who cannot rely on standard indoor products and requires tailored, modular and flexible solutions at an affordable price.

MTC-1500E

MTC-1500E is a high-end yet affordable, dual technology (thermal and charge-coupled device) outdoor surveillance system.  A high-quality image rendered by the thermal sensor provides long distance detection and recognition of humans in day, night and under poor visibility conditions.  The two cameras are mounted on a single pedestal and controlled through an agile and accurate pan-tilt-zoom-focus engine.

The MTC-1500E is suitable for the protection of any critical object or site.  Markets for the system include airports, seaports, critical border crossings, utilities (such as oil, gas, refineries and water dams), prisons, municipalities and city protection applications.

MSS-1500

MSS-1500 is a dual camera (day and night) system designed for outdoor rapid deployment operations.  The system is tailored for law enforcement, security and special operations forces.  It enables camera installation close to the required observation area and communicates data to a remote center.  The deployable element has a low footprint for concealed operation and can be put into operation within less than five minutes.

The system has been designed and packaged to support defense, law enforcement and security special operations in various vertical markets and scenarios.  These applications include intelligence-based operations for border protection, homeland security and fighting organized crime.  Other applications include securing VIPs while they commute or providing surveillance protection of exposed perimeter zones in construction sites.

MagCam

The MagCam is a combination of day/night camera and illuminator installed within a DTR taut wire perimeter intrusion detection system to provide complete and uniform fence surveillance under both very bright daylight and total darkness.  Combined with the DTR taut wire system’s alarm, the system displays a clear view of the alerted section and its neighboring sections, enabling the operator to verify and asses the relevant region.  Connecting the MagCam to our DreamBox provides an exceptional second intrusion detecting layer based on sophisticated outdoor video analytics, such as virtual fence algorithms.

Command and Control Systems

The development of communication and IT technology has significantly affected the security market.  Multiple security systems and technologies, sometimes supplied by different vendors, can now be integrated into a unified command and control system.  We offer two types of command and control systems:

●	Sentient - a basic security management system, or SMS; and

●	Fortis – a high-end comprehensive command and control system

Sentient

Sentient is pre-integrated with a range of our PIDS sensors and can begin operating immediately without any software installation.  The system also provides tools for adaptation to a specific site by adding maps, assigning zones and sensor icons to maps.  Sentient is our new generation basic SMS application, replacing multiple legacy systems.

Fortis

FORTIS is a comprehensive, wide area and real time command and control solution, designed for entities requiring management of security, safety and dispatching.  It is designed to manage all daily routines and site activities, security, regular and irregular events as well as crisis situations.

FORTIS architecture integrates with legacy systems and sensors from the physical level through a configuration and business logic layer and up to the situational awareness and management levels.  It is based on a strong GIS engine, which creates a common layer for inputs, outputs and presentation.  The GIS engine enables the display of synchronized information in time and space across all screens such as location of mobile forces, located alarms from stationary sensors, video of related cameras, pop-ups of associated radar screens and managed voice communication related to the managed area.  Real-time information enables security personnel to respond immediately, while maintaining a full two-way communication and situational awareness between the command and control center(s) and the first responders.

During 2009, we consolidated other command and control systems (such as our legacy MagNet command and control system) into the Fortis.  The target markets for Fortis are municipalities, city protection applications and as part of other integrated solutions supplied by us, for use in airport, border and homeland security applications.

Miscellaneous Systems

Sub-Terrain Protection

We offer an innovative, covert security system known as PipeGuard that is designed to protect underground pipelines, safes and other buried assets from theft, vandalism and third-party damage, based on leading edge advanced technologies.

A PipeGuard solution will include an array of standalone sensors, all communicating within a meshed network that senses any attempt to dig close to the protected assets.  It can be easily integrated into a full turnkey solution, including perimeter intrusion protection, ground or air patrols and alarm monitoring and control.  PipeGuard combines geophones with advanced technology recognition algorithm capabilities based on the analysis of seismic signals to effectively filter out false alarms.  This intelligent signal processing provides a high probability of detection and low false and nuisance alarm rates.

We believe that the target markets for PipeGuard are in the western and developed countries where environmental issues are, or will become, regulated.  PipeGuard is an ideal solution for identifying leakages from existing oil and gas pipes in order to avoid third party damages.

Life Safety / Duress Alarm Products

Our products include high reliability, personal, portable duress alarm systems to protect personnel in prisons.  These products identify individuals in distress and can pinpoint the location of the distress signal with an indoor-to-outdoor and floor-to-floor accuracy unmatched by any other product.

Flash personal emergency alarm systems, or Flash, and flare personal emergency locating systems, or Flare, use radio frequency technology to provide a one touch emergency system that is so small it can be worn on a belt.  The systems, sold mainly to prisons, consist of transmitters that send distress signals to receivers mounted throughout the building.  Receivers relay the signal to a central location, indicating that someone requires assistance and their location in the building.  The systems employ automated testing procedures that help to reduce maintenance costs.  The hardware and software was developed and researched in the United States and competes against infrared and other similar technologies.

Our personal alarm system uses an ultrasonic based emergency notification and communication system.  The system, sold mainly to prisons in the United States, allows individuals moving throughout a facility to quickly indicate their exact location in a crisis situation.

Marketing, Sales and Distribution

We believe that our reputation as a vendor of high-security products in one of the world’s most security conscious countries often provides us and our sales representatives with direct access to senior government and corporate officials in charge of security matters elsewhere.

Our sales efforts focus on:

●
Products (mainly PIDS).  Products are sold indirectly through system integrators and distribution channels.  Due to the sophistication of our products, we often need to approach end-users directly and be in contact with system integrators, however the sale is directed through a third party; and

●
Solutions.  This part of the business deals with end-customers or high-end system integrators.  We offer a full comprehensive solution, which includes our in-house portfolio of products and products manufactured by third parties.  Solutions are focused around our core strategy (outdoor security, safety and site management).  We take responsibility for the full turnkey solution and we provide our home-made products, OEM products and third party sourced products, as needed by the customer.

We have sales offices in the United States, the United Kingdom, Germany, Mexico, China, Romania, Columbia and Spain, as well as in our two main offices in Israel and Canada.  These offices serve the growing needs of local, state and federal homeland security requirements and focus on marketing and selling products as well as comprehensive solutions.

Perimeter Security Systems

We generally sell our PIDS to distributors and systems integrators for various geographic territories or for specific projects.  In addition to marketing activities, some of our distributors and system integrators also provide installation and maintenance services for our products.  We currently have over 50 distributors and system integrators who resell these systems.  We occasionally use agents to find suitable distributors and pay finders’ fees to these agents for their services.

CCTV Systems and Command and Control Systems

Our marketing efforts for our security management and control systems, DreamBox and turnkey projects consists of direct contacts with potential customers.  We offer the MagNet, Fortis and DreamBox products primarily as part of comprehensive turnkey project solutions or, at the customer’s preference, as stand-alone products.

Pipeline Security Systems

The target markets for our pipeline security systems include oil and gas companies, owners and operators of pipelines or communication cables and governmental agencies engaged with security and environmental issues.

Life Safety

We market our personal emergency location systems directly to potential customers, mainly correctional facilities in North America.

The following table shows the breakdown of our consolidated revenues for the calendar years 2007, 2008 and 2009 by operating segment:

	Year Ended December 31,
	2007	2008	2009
	(In thousands)
Perimeter products	$43,781	$41,126	$39,066
Turnkey projects	18,487	15,727	15,416
Other	427	252	36
Total	$62,695	$57,105	54,518

Customers

The following table shows the geographical breakdown of our consolidated revenues for the calendar years 2007, 2008 and 2009:

	Year Ended December 31,
	2007	2008	2009
	(In thousands)
Israel	$15,663	$12,097	$12,968
North America	14,869	15,648	13,763
Europe	18,342	15,603	10,808
South and Latin America	6,818	4,542	3,986
Africa	1,199	1,319	1,567
Others	5,804	7,896	11,426
Total	$62,695	$57,105	$54,518

For the years ended December 31, 2007, 2008 and 2009, revenues generated from sales to the MOD and IDF accounted for 15%, 10.8% and 19.6%, respectively, of our revenues.  We cannot assure you that the MOD, IDF or any of our other major customers will maintain their volume of business with us or that, if such volume is reduced, other customers generating similar revenues will replace the lost business.  The loss of one or more of our key customers without replacement by a customer or customers of similar volume would have a material adverse effect on our financial results.

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

During 2009, we derived approximately 6.3 % of our total revenues from maintenance and services.  We generally provide a 12 to 24 month warranty on most of our products.

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

Our research and development expenses during 2007, 2008 and 2009 were approximately $5.3 million, $5.6 million and $4.8 million, respectively.  In addition to our own research and development activities, we also acquire know-how from external sources.  We cannot assure you that any of our research and development projects will yield profitable results.

We have the following two development centers, each of which develops products and technologies based on its area of expertise:

●	In Israel - we develop a wide range of products including our taut wire, mechanical vibration, video and high-end SMS, command and control systems and PipeGuard; and

●
In Canada - we develop our buried cable sensors, fence mounted vibration detection systems, mechanical, copper and fiber-optic fence sensors, electrostatic volumetric detection, medium to high-end control systems, microwave detection, personal alarm systems and small to medium control systems.

Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor

We have historically sought co-financing of our development projects from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS.  We are obligated to pay royalties to the OCS, amounting to 3% to 4.5% of revenues derived from sales of the products funded with these grants and ancillary services, up to an amount equal to 100% of the grants received, linked to the U.S. dollar.  All grants received after January 1, 1999 also bear interest equal to the 12 month LIBOR rate.  The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales, no payment is required.  We paid royalties amounting to $143,000, $125,000 and $172,000 in the years ended December 31, 2007, 2008 and 2009, respectively.  As of December 31, 2009, our aggregate contingent obligation to the OCS amounted to $1.2 million.

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

Scientific Research and Experimental Development Tax Incentive Program

Introduced by the Canadian Government in the 1980s, the Scientific Research and Experimental Development, or SR&ED, tax incentive program is intended to encourage Canadian businesses of all sizes to conduct applied research and development in Canada that will lead to new, improved, or technologically advanced products, processes, principles, methodologies or materials.  The SR&ED program gives claimants cash refunds and/or tax credits for their expenditures on eligible research and development work done in Canada.  Qualifying expenditures may include wages, materials, machinery, equipment, travel and training expenses, property taxes, utility expenses, some overhead and SR&ED contracts from experimental development, applied research, basic research and support work.

Under the SR&D tax incentive program, Canadian-controlled private corporations are entitled to an investment tax credit of 35% for the first $2 million in qualified expenditures and 20% on any excess amount.  Other Canadian corporations, proprietorships, partnerships, and trusts are entitled to an investment tax credit of 20% of all qualified expenditures.  For the years ended December 31, 2007, 2008 and 2009, our Canadian subsidiary recognized $160,000, $234,000 and $259,000, respectively, of investment tax credits. As of December 31, 2009, our Canadian subsidiary made a full valuation allowance in respect of such investment tax credits.

Manufacturing and Supply

Our manufacturing operations consist of designing and developing our products, fabricating and assembling components and finished products, quality control and final testing.  Substantially all of our manufacturing operations are currently performed at our facilities in Yehud, Israel and Ottawa, Canada.  See Item 4D., “Information on the Company - Property, Plants and Equipment.”

We acquire most of the components utilized in our products, including our turnkey products, and certain services from a limited number of suppliers and subcontractors.  We cannot assure you that we will continue to be able to obtain such items from these suppliers on satisfactory terms.  Alternative sources of supply are available, and therefore we are not dependent upon these suppliers and subcontractors.  We also maintain an inventory of systems and spare parts in order to enable us to overcome potential temporary supply shortages until an alternate source of supply is available.  Nevertheless, temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results.

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

Several companies, including Elbit Systems Ltd., Elfar Ltd. and RB-Tec Ltd. in Israel, and Detektion Security Systems Inc., Fiber Sensys, Future Fiber Technologies Pty, Geoquip Ltd., Herras, Remsdaq, Siemens AG and Southwest Microwave Inc., outside of Israel, produce high-security detection systems.

There are a number of companies that have developed video motion detection systems, including Bosch, Geutebruck GmbH, Ioimage Ltd., Nice Systems Ltd., ObjectVideo Inc. and Siemens AG.

We believe that our principal competitors for DreamBox systems are DVTel Inc, Indigo, Nice Systems Ltd. and Verint Systems Inc.

We believe that our principal competitors for our security management systems include, among others, C. MER Industries Ltd., Dornier, EADS N.V., Elbit Systems Ltd., Honeywell Inc., Lockheed Martin Corporation, Nice Systems Ltd, Rafael Advanced Defense Systems Ltd, Raytheon Company, Siemens AG and 4D.

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

Intellectual Property Rights

We have approximately 15 patents issued and have patent applications pending in the United States and in several other countries and have obtained licenses to use proprietary technologies developed by third parties.  We cannot assure you:

●	that patents will be issued from any pending applications, or that the claims allowed under any patents will be sufficiently broad to protect our technology;

●	that any patents issued or licensed to us will not be challenged, invalidated or circumvented; or

●	as to the degree or adequacy of protection any patents or patent applications may or will afford.

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

In 2007, an Israeli law regulating export of “dual use” items (items that are typically sold in the commercial market, but that also may be used in the defense market) came into effect.  In addition, a new Defense Export Control Law was adopted in 2007 and the law’s supplemental regulations became effective in February 2008.  Such laws enhance enforcement of export control legislation, provide certain exemptions from license requirements and broaden certain areas of licensing, particularly with respect to transfer of technology.  In addition, our participation in governmental procurement processes in Israel and other countries is subject to specific regulations governing the conduct of the process of procuring defense contracts.  Furthermore, solicitations for procurements by governmental purchasing agencies in Israel and other countries are governed by laws, regulations and procedures relating to procurement integrity, including avoiding conflicts of interest and corruption in the procurement process.

In addition, antitrust laws and regulations in Israel and other countries often require governmental approvals for transactions that are considered to limit competition.  Such transactions may include cooperative agreements for specific programs or areas, as well as mergers and acquisitions.

C.    Organizational Structure.

We, or one of our subsidiaries, own 100% of the outstanding capital stock of subsidiaries operating in Canada, the United States, Germany, Mexico, the United Kingdom, Columbia and Romania, and 76% of the outstanding share capital of our Spanish subsidiary.

D.    Property, Plants and Equipment.

Our principal facility in Israel is a two-story 2,533 square meter facility located on a 4,352 square meter parcel in the Yehud Industrial Zone, which is owned by us and registered in our name.  Approximately 600 square meters are devoted to administrative, marketing and management functions and approximately 700 square meters are used for engineering, system integration and customer service.  We use the remaining 1,233 square meters for production management and production operations, including manufacturing, assembly, testing, warehousing, shipping and receiving.  In 2007, we entered into a lease for a one-story 810 square meter facility located on a 1,820 square meter parcel in the Yehud Industrial Zone for $80,000 per year for use in production and operations.  The lease is for a period of 23 years.  The products that we manufacture at our facilities in the Yehud Industrial Zone include our taut-wire intrusion detection systems, our vibration detection systems, our video-motion detection systems, MagNet, Fortis, DreamBox, PipeGuard, MTC-1500, MSS-1500 and other perimeter systems.

We own a 33,000 square foot facility in Carp, Ontario, Canada.  Approximately 9,000 square feet are devoted to administrative, marketing and management functions, and approximately 8,000 square feet are used for engineering, system integration and customer service.  We use the remaining 16,000 square feet for production operations, including cable manufacturing, assembly, testing, warehousing, shipping and receiving.  We own an additional 182,516 square feet of vacant land adjacent to this property, which is being held for future expansion.  We also rent 358,560 square feet of land near this facility for use as an outdoor sensor test and demonstration site for our products including the Perimitrax/Panther 2000 and Omnitrex buried cable intrusion detection systems, the Intelli-Field electro static detection system, the X-Field volumetric system, the Intelli-FLEX microphonic fence detection system, Flash and Flare, and various perimeter monitoring and control systems.  The rent for this site is Canadian $3,500 per year plus taxes under a lease that expires in November 2014.  In addition, we lease a 1,900 square foot facility adjacent to our Carp, Ontario property for Canadian $22,800 per year plus taxes for use as additional storage and system integration space under a month to month tenancy.

We own a 20,000 square foot facility in Fremont, California that formerly served as a manufacturing and sales facility.  We are currently seeking to sell or lease this facility.

We also lease small offices in Germany, Mexico, Romania, Spain, the United Kingdom and in Virginia in the United States, for our sales and marketing entities.  The aggregate annual rent for such offices was approximately $0.2 million in 2009.

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

A.    Operating Results.

Overview

We develop, manufacture, market and sell complex computerized security systems.  Our systems are used in more than 75 countries to protect aircraft, national borders and sensitive facilities, including military bases, power plant installations, airports, postal facilities, prisons and industrial locations from terrorism, theft and other security threats.  Our revenues are principally derived from:

●	installation of comprehensive security solutions for which revenues are generated from long-term fixed price contracts;

●	sales of security products; and

●	services and maintenance, which are performed either on a fixed-price basis or pursuant to time-and-materials based contracts.

Business Challenges/Areas of Focus

Our primary business challenges and areas of focus include:

●	continuing the growth of revenues and profitability of our perimeter security system line of products;

●	enhancing the introduction and recognition of our new products into the markets;

●	penetrating into new markets and strengthening our presence in existing markets; and

●	succeeding in selling our comprehensive turnkey solutions.

Our business is subject to the effects of general global economic conditions.  If general economic conditions or economic conditions in key markets remain weak or weaken further, demand for our products could be adversely affected.

Key Performance Indicators and Sources of Revenues

Our management believes that our revenues, sources of revenues and operating income are among the key performance indicators for our business.  Our revenues from our principal lines of business for the three years ended December 31, 2007, 2008 and 2009 were as follows:

	Year Ended December 31,
	2007	2008	2009
	(In thousands)
Perimeter products	$43,781	$41,126	$39,066
Turnkey projects	18,487	15,727	15,416
Other	427	252	36
Total	$62,695	$57,105	54,518

Our operating income (loss) from our principal lines of business for the three years ended December 31, 2007, 2008 and 2009 were as follows:

	Year Ended December 31,
	2007	2008	2009
	(In thousands)
Perimeter products	$2,260	$(9,337)	$(1,070)
Turnkey projects	(844)	(5,230)	(1,812)
Other	(193)	7	17
Eliminations	(28)	-	-
Total	$1,195	$(14,560)	$(2,865)

Cost and Expenses

Cost of revenues.  Our cost of revenues for perimeter products consists of component and material costs, direct labor costs, subcontractors costs, shipping expenses, overhead related to manufacturing and depreciation.  Our cost of revenues for turnkey projects consists primarily of component and material costs, subcontractor costs, direct labor costs and overhead related to the turnkey projects.  Our cost of revenues for “other” consists primarily of direct labor costs and material costs relating to our maintenance services.

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

Depreciation and Amortization. The amount of depreciation and amortization attributable to our business segments for the years ended December 31, 2007, 2008 and 2009 are as follows:

	Year Ended December 31,
	2007	2008	2009
	(In thousands)
Perimeter products	$1,087	$782	$1,166
Turnkey projects	117	409	38
Other	3	-	-
Total	$1,207	$1,191	$1,204

Financial Expenses, Net. Financial expenses, net include exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the functional currency of each entity, currency and hedge transactions, interest charged on loans from banks as well as interest income on our cash and cash equivalents and short term investments.

Tax expense.  Tax expense consists of federal, state and local taxes on the income of our business.  Our taxable income in Israel was subject to corporate tax at the statutory rate of 29% in 2007, 27% in 2008 and 26% in 2009.  The rate was reduced to 25% in 2010, and will be further reduced to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

Discussion of Critical Accounting Policies

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and the use of different assumptions would likely result in materially different results of operations.  Critical accounting policies are those that are both most important to the portrayal of our financial position and results of operations and require management’s most difficult, subjective or complex judgments.  Although not all of our significant accounting policies require management to make difficult, subjective or complex judgments or estimates, the following policies and estimates are those that we deem most critical:

Revenue Recognition

We generate our revenues mainly from (i) installation of comprehensive security systems for which revenues are generated from long-term fixed price contracts; (ii) sales of security products; and (iii) services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts.

Revenues from installation of comprehensive security systems are generated from fixed-price contracts according to which the time between the signing of the contract and the final customer acceptance is usually over one year. Such contracts require significant customization for each customer’s specific needs and, as such, revenues from this type of contract are recognized in accordance with ASC 605-35 Revenue Recognition -Construction-Type and Production-Type Projects" (formerly Statement of Position ("SOP") No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts"), using contract accounting on a percentage of completion method. Accounting for long-term contracts using the percentage-of-completion method stipulates that revenue and expense are recognized throughout the life of the contract, even though the project is not completed and the purchaser does not have possession of the project Percentage of completion is calculated based on the “Input Method.”

Project costs include materials purchased to produce the solutions, related labor and overhead expenses and subcontractor’s costs.  The percentage to completion is measured by monitoring costs and efforts devoted using records of actual costs incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues.  The amounts of revenues recognized are based on the total fees under the agreements and the percentage of completion achieved.  Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts.  Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

We believe that the use of the percentage of completion method is generally appropriate as we have the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs.  In addition, executed contracts include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and the terms of settlement, including in cases of termination for convenience.  In most cases we expect to perform our contractual obligations and our customers are expected to satisfy their obligations under the contract.

Fees are payable upon completion of agreed upon milestones and subject to customer acceptance. Amounts of revenues recognized in advance of contractual billing are recorded as unbilled accounts receivable.  The period between most instances of advanced recognition of revenues and the customers' billing generally ranges between one to six months.  As of December 31, 2009, we had recorded $5.9 million of such unbilled receivables.

Although our basic accounting policy is percentage-of-completion, the completed-contract method is used for certain contracts when we cannot make reasonably dependable estimates for such contracts or if inherent hazards make estimates doubtful.  Inherent hazards are conditions and events that do not occur in the normal course of business.  Under the completed-contract method, billings and costs are accumulated on the balance sheet under the caption “cost incurred on long term contracts” while the contract is in progress, but no revenue is recognized until the contract is completed or substantially completed.  When revenues and costs are recognized based upon substantial completion of the contract, an accrual is recorded for the estimated remaining costs to be incurred and for the estimated amounts of any unresolved claims or disputes related to the contract that are probable of payment.  During 2008, we concluded that certain projects in Africa carried out by our European subsidiary that we purchased in 2007 are not typical compared to our other projects and identified inherent hazards related to these projects and a delay in payments from the customer.  As a result, we concluded that we could not make reasonably dependable estimates in order to calculate the percentage of completion of these projects and therefore, in 2008 we began to apply the completed contract method to these projects.  In December 2009 we disposed of our European subsidiary. Consequently, as of December 31, 2009 we have not used the completed-contract method when computing our revenues.  We sell security products to customers according to customers’ orders without installation work. The customers do not have a right to return the products. Revenues from security product sales are recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition in Financial Statements" when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

Services and maintenance are performed under either fixed-price based or time-and-materials based contracts. Under fixed-price contracts, we agree to perform certain work for a fixed price. Under time-and-materials contracts, we are reimbursed for labor hours at negotiated hourly billing rates and for materials. Such service contracts are not in the scope of  ASC 605-35, and accordingly, related revenues are recognized in accordance with SAB No. 104, as those services are performed or over the term of the related agreements provided that, an evidence of an arrangement has been obtained, fees are fixed and determinable and collectability is reasonably assured.

Deferred revenue includes unearned amounts under installation service contracts, service contracts and maintenance agreements.

Inventories

Inventories are stated at the lower of cost or market value.  We periodically evaluate the quantities on hand relative to historical and projected sales volumes, current and historical selling prices and contractual obligations to maintain certain levels of parts.  Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories, market prices lower than cost and adjusted revenue forecasts.  Cost is determined as follows:

●	Raw materials, parts and supplies - using the “first-in, first-out” method.

●	Work-in-progress and finished products - on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

During 2007, 2008 and 2009, we recorded inventory write-offs from continuing operations in the amounts of $646,000, $2.0 million and $1.4 million, respectively.  Such write-offs were included in cost of revenues.

Income taxes

We account for income taxes in accordance with ASC 740 "Income Taxes" (formerly SFAS No. 109, "Accounting for Income Taxes")  This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

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

At December 31, 2009, we had a deferred tax asset of $272,000 attributable to our subsidiaries.  We had total estimated available carryforward tax losses of $18.8 million with respect to our operations in Israel.  As of December 31, 2009, we recorded a full valuation allowance on these carryforward tax losses due to the uncertainty of their future realization.  As of December 31, 2009, our subsidiaries had estimated total available carryforward tax losses of $9.5 million, which may be used as an offset against future taxable income for periods ranging between 12 and 20 years.  As of December 31, 2009, we recorded a full valuation allowance for our subsidiaries’ carryforward tax losses due to the uncertainty of their future realization.  Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

Goodwill

Goodwill has been recorded as a result of past acquisitions and represents the excess of the cost over the net fair value of the assets of the businesses acquired.  We operate in two operating segments, which also constitute our two reporting units (“Projects” and “Perimeter”).  Goodwill was allocated to the two reporting units.  All remaining goodwill as of December 31, 2009 is allocated to the Perimeter reporting unit.  We follow ASC 350, "Intangibles – Goodwill and Other" (originally issued as SFAS 142, "Goodwill and Other Intangible Assets").

ASC 350 requires goodwill to be tested for impairment, at the reporting unit level, at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized.  We perform our annual goodwill impairment test at December 31 of each year, or more often if indicators of impairment are present.

ASC 350 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Fair value is determined using discounted cash flows, based on the income approach, as we believe that this approach best approximates the reporting unit’s fair value at this time. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reportable units.

The material assumptions used for the income approach for 2009 were five years of projected net cash flows, a discount rate of 15.1% and a long-term growth rate of 1%. We considered historical rates and current market conditions when determining the discount and growth rates to use in our analysis.  If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill.

Effective 2009, as required by ASC 820, "Fair Value Measurements and disclosures" (formerly SFAS 157, "Fair Value Measurements," we apply assumptions that market place participants would consider in determining the fair value of a reporting unit.

During 2007 and 2009, no impairment losses were identified.  In 2008, following our annual impairment test of goodwill, we determined that the fair value of our European subsidiary had decreased and that as a result, goodwill in the amount of $8.4 million established in connection with its acquisition in September 2007 had been impaired.  Following the 2008 annual impairment test, we also determined that the fair value of our U.S. subsidiary had significantly declined and that as a result, goodwill in the amount of $2.4 million attributable to the subsidiary had been impaired.

Impairment of long lived assets

Our long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360 “Property, Plant, and Equipment” (formerly SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets") whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.

During 2007 and 2009, no impairment losses were identified.  In 2008, we determined that $1.7 million of intangible assets attributable to customers of our European subsidiary had been impaired and as a result, we recorded an impairment charge of $1.7 million attributable to such intangible assets.  As of December 31, 2008, following such impairment, we had $2.5 million of intangible assets attributable to customers of our European subsidiary.  In addition, impairment of other intangible assets amounted to approximately $351,000 in 2008 attributable to the write-off of certain know-how.

Functional Currency and Financial Statements in U.S. Dollars

We have determined that our reporting currency is the U.S. dollar.  As of October 1, 2006, our functional currency changed from the U.S. dollar to NIS.  Translation adjustments resulting from translating our financial statements from NIS to the U.S. dollar are reported as a separate component in shareholders’ equity.  As of December 31, 2007, 2008 and 2009, our foreign currency translations totaled $2.6 million, $3.3 million and $3.9 million, respectively.

Accordingly, as of December 31, 2007, 2008 and 2009, we recorded accumulated foreign currency translation income (expense) of approximately $3.5 million, ($3.3 million) and $1.4 million, respectively, included in our balance sheets as part of “accumulated other comprehensive income.”  As of 2007, 2008 and 2009, foreign currency translation adjustments, net of $5.8 million, $2.5 million and $3.8 million, respectively, were included under “accumulated other comprehensive income.”

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

Of our cash and cash equivalents, marketable securities and short-term and long-term bank deposits at December 31, 2009, $ 7.1million was invested in major Israeli and U.S. banks and approximately $6.6 million was invested in other banks, mainly with BBVA Bancomer, Deutsche Bank and RBC Royal Bank.  Cash and cash equivalents invested in the United States may be in excess of insured limits and are not insured in other jurisdictions.  Generally these deposits maybe redeemed upon demand and therefore bear low risk.

The short-term and long-term trade receivables and the unbilled accounts receivable of our company and our subsidiaries are derived from sales to large and solid organizations located mainly in Israel, the United States, Canada, Mexico and Europe.  We perform ongoing credit evaluations of our customers and to date have not experienced any material losses.  An allowance for doubtful accounts is determined with respect to those amounts that we have determined to be doubtful of collection and in accordance with an aging policy.  In certain circumstances, we may require letters of credit, other collateral or additional guarantees.  During the years ended December 31, 2007, 2008 and 2009, we recorded ($68,000), $755,000 (not including $468,000 recorded under discontinued operations) and ($153,000) of expenses (income) related to doubtful accounts, respectively.  The increase in expenses related to doubtful accounts in 2008 was primarily a result of the global economic downturn, which had an adverse influence on the liquidity of some of our clients.  As of December 31, 2009, our allowance for doubtful accounts amounted to $0.9 million.

A loan granted to a third party entity in connection with a possible future cooperation between us and the entity is secured by a personal guarantee of the beneficial owner of the entity.  However, in 2008 we evaluated the anticipated repayment of the loan and due to anticipated difficulties in implementation of the projects for which the loan was provided, we estimated that 50% of the loan will not be repaid and therefore, recorded a provision of $550,000 attributable to the loan.  In 2009, we further evaluated the anticipated repayment of this loan and due to the current global economic climate and the prospects of the projects for which the loan was provided, we determined that the loan will not be repaid in full and therefore recorded an additional provision of $319,000 attributable to this loan.  See Note 12h to the consolidated financial statements.

We have no significant off-balance sheet concentration of credit risks, such as foreign exchange contracts or foreign hedging arrangements, except derivative instruments, which are detailed below.

Derivative instruments

ASC 815, "Derivatives and Hedging" (formerly SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"), requires us to recognize all of our derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged.

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

We recorded $666,000, $291,000 and $0 as financial expenses related to forward contracts transactions in 2007, 2008 and 2009, respectively.

Fair value of financial instruments

Effective January 1, 2008, we adopted ASC 820, "Fair Value Measurements and Disclosures" (formerly SFAS 157), except as it applies to the nonfinancial assets and nonfinancial liabilities subject to ASC 820-10-50-8A (formerly FSP 157-2). We chose to adopt the delay of the effective date of ASC 820 for one year for goodwill and customers related intangible assets. Effective January 1, 2009, we adopted ASC 820 for nonfinancial assets and liabilities measured at fair value on a nonrecurring basis.

ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	-	Includes other inputs that are directly or indirectly observable in the marketplace.

Level 3	-	Unobservable inputs which are supported by little or no market activity.

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

Results of Operations

The following table presents certain financial data expressed as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
Revenues	100.0%	100.0%	100.0%
Cost of revenues	60.9	65.8	61.1
Gross profit	39.1	34.2	38.9
Operating expenses:
Research and development, net	8.5	9.7	8.8
Selling and marketing, net	17.7	22.7	19.9
General and administrative	9.7	17.9	15.4
Impairment of goodwill and other intangible assets	--	4.9	-
Post employment and termination benefits	1.4	4.5	-
Operating income (loss)	1.9	(25.5)	(5.2)
Financial expenses, net	(3.3)	(2.3)	(2.9)
(Loss) before income taxes	(1.4)	(27.8)	(8.1)
Income taxes	0.4	5.4	1.6
Income (loss) from continuing operations	(1.8)	(33.2)	(9.7)
Income (loss) from discontinued operations, net	4.8	(23.9)	7.7
Net income (loss)	3.0%	(57.1)%	(2.0)%

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Revenues.  Revenues decreased by 4.5% from $57.1 million for the year ended December 31, 2008 to $54.5 million for the year ended December 31, 2009.  Revenues from sales of perimeter systems decreased by 5.0% from $41.1 million in 2008 to $39.1 million in 2009, primarily due to a reduction in sales in Western Europe as a result of the global economic slowdown and reduced spending in such market.  Revenues from security turnkey projects decreased by 2.0% from $15.7 million in 2008 to $15.4 million in 2009, primarily due to a reduction in system installations by our Canadian subsidiary.  Other revenues (mostly service revenues and revenues derived from newly developed products) decreased by 85.7% from $252,000 in 2008 to $36,000 in 2009.  We anticipate that our revenues will increase in 2010 as a result of anticipated improvements in the global economy.

Cost of revenues. Cost of revenues decreased by 11.3% from $37.6 million for the year ended December 31, 2008 to $33.3 million for the year ended December 31, 2009.  The decrease was primarily due to a decrease in the U.S. dollar value of our non-U.S. dollar denominated expenses as a result of changes in foreign currency exchange rates in 2009, as well as a more favorable mix of products and projects.  Cost of revenues also benefited from the rationalization of costs and consolidation of the North American business into one unit during the second quarter of 2009.  In 2008 and 2009, our cost of revenues also includes a loss provision attributable to two strategic projects that had a negative gross margin, which loss was lower in 2009 compared to 2008.  Cost of revenues as a percentage of revenues decreased from 65.8% in 2008 to 61.1% in 2009, primarily due to a more favorable mix of products and projects in 2009 compared to 2008 and a decrease in inventory write-off from $2.0 million in 2008 to $1.4 million in 2009, despite the lower volume of sales in 2009 compared to 2008.  Our cost of revenues as a percentage of revenues was also positively impacted by the decline in the average NIS/U.S. dollar exchange rate in 2009, as the percentage of our cost of revenues denominated in NIS is higher than the percentage of revenues denominated in NIS.

Research and development expenses, net.  Research and development expenses, net decreased by 13.3% from $5.6 million for the year ended December 31, 2008, to $4.8 million for the year ended December 31, 2009.  The decrease in research and development expenses is primarily attributable to the decrease in the number of our U.S. subsidiary’s research and development staff due to the consolidation of the North American business into one unit and the decline in the average exchange rate of the NIS against the U.S. dollar in 2009, which reduced the U.S. dollar value of our NIS denominated expenses.  Research and development expenses, net amounted to 9.7% of revenues in 2008, compared to 8.8% in 2009.  We anticipate that our research and development expenses will not materially change in 2010.

Selling and marketing expenses, net.  Selling and marketing expenses, net decreased by 16.1% from $13.0 million for the year ended December 31, 2008 to $10.9 million for the year ended December 31, 2009.  The decrease in selling and marketing expenses in 2009 was primarily due to the decrease in the number of our U.S. subsidiary’s selling and marketing staff due to the consolidation of the North American business into one unit.  Sales commissions also decreased in 2009 due to a different mix of revenues in 2009 compared to 2008.  The decrease in selling and marketing expenses is also attributable to the decline in the average exchange rate of the NIS against the U.S. dollar in 2009, which reduced the U.S. dollar value of our NIS denominated expenses.  Selling and marketing expenses, net amounted to 22.7% and 19.9% of revenues in 2008 and 2009, respectively.

General and administrative expenses.  General and administrative expenses decreased from $10.2 million for the year ended December 31, 2008 to $8.4 million for the year ended December 31, 2009, a decrease of 18.3%.  The decrease in general and administrative expenses in 2009 was primarily due to an approximately $0.9 million decrease in the allowance for doubtful accounts in such period.  In 2008, we significantly increased the allowance for doubtful accounts as a result of the global economic downturn, which had an adverse affect on the liquidity of some of our customers.  In 2009, costs associated with our compliance with the requirements of the Sarbanes-Oxley Act of 2002 (including the implementation of internal controls) as well as other audit and legal expenses also decreased by approximately $1.0 million.  The decrease in general and administrative expenses is also attributable to the decline in the average exchange rate of the NIS against the U.S. dollar in 2009, which reduced the U.S. dollar value of our NIS denominated expenses. General and administrative expenses amounted to 17.9% of revenues in 2008 compared to 15.4% in 2009.

Impairment of goodwill and other intangible assets.  In  2008, following our annual impairment test of goodwill and long lived assets, we determined that the fair value of our European subsidiary acquired in September 2007 had decreased and that as a result, goodwill in the amount of $8.4 million had been impaired.  As a result, for the year ended December 31, 2008, we recorded a non-cash goodwill impairment charge of $8.4 million.  In addition, we determined that $1.7 million of intangible assets attributable to customers of our European subsidiary had been impaired and as a result, we recorded a $1.7 million impairment charge.  The goodwill and intangible assets impairment is classified as a discontinued operation.  Following the 2008 annual impairment test, we also determined that the fair value of our U.S. subsidiary had significantly declined and that as a result, goodwill in the amount of $2.4 million attributable to the U.S. subsidiary had been impaired.  Impairment of other intangible assets amounted to approximately $351,000 in 2008 attributable to the write-off of certain know-how.   We did not record any impairment of goodwill and other intangible assets for the year ended December 31, 2009.

Post employment and termination benefits.  For the year ended December 31, 2008, we recorded a post employment and termination benefits expense of $2.6 million, or 4.5% of our total revenues, related to benefits payable to our former president and chief executive officer as well as other senior employees in connection with their retirement from their respective offices.  We did not record any post employment and termination benefits expense in 2009.

Operating income (loss).  We had an operating loss of $14.6 million for the year ended December 31, 2008 compared to an operating loss of $2.9 million for the year ended December 31, 2009.  The operating losses of our three business segments for the years ended December 31, 2008 and 2009 are as follows:

	Year Ended December 31,
	2008	2009
	(In thousands)
Perimeter products	$(9,337)	$(1,070)
Turnkey projects	(5,230)	(1,812)
Other	7	17
Total	$(14,560)	$(2,865)

The operating loss of our perimeter products segment decreased from $9.3 million for the year ended December 31, 2008 to $1.1 million for the year ended December 31, 2009, primarily as a result of a decrease in the U.S. dollar value of our non- U.S. dollar denominated expenses as a result of changes in foreign currency exchange rates in 2009, as well as a more favorable mix of products.  Cost of revenues and operating expenses had also decreased due to the rationalization of costs and consolidation of the North American business into one unit in during the second quarter of 2009.  The operating loss of our turnkey projects segment decreased from $5.2 million in the year ended December 31, 2008 to $1.8 million for the year ended December 31, 2009, primarily as a result of a more profitable mix of projects in 2009.  In 2008 and 2009, we also recorded a loss provision attributable to two strategic projects that had a negative gross margin, which loss was lower in 2009 compared to 2008.  Our operating results from other operations increased from an operating income of $7,000 for the year ended December 31, 2008 to operating income of $17,000 for the year ended December 31, 2009.

Financial expenses, net.  Financial expenses, net, increased from $1.3 million for the year ended December 31, 2008 to $1.6 million for the year ended December 31, 2009, an increase of 19.3%.  The increase was primarily due to an increase in foreign exchange losses, net that was offset in part by a gain from the sale of marketable securities compared to a loss from the sale of marketable securities in 2008.

Income taxes. We recorded an income tax expense of $0.9 million for the year ended December 31, 2009 compared to an income tax expense of $3.1 million for the year ended December 31, 2008, primarily as a result of valuation allowances recorded in 2009 with respect to our Canadian subsidiary’s investment tax credit asset, due to the uncertainty of its future realization.  In 2008, we recorded a full valuation allowance with respect to our carryforward tax losses due to the uncertainty of their future realization.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Revenues.  Revenues decreased by 8.9% from $62.7 million for the year ended December 31, 2007 to $57.1 million for the year ended December 31, 2008.  Revenues from sales of perimeter systems decreased by 6.1% from $43.8 million in 2007 to $41.1 million in 2008, primarily due to a reduction in sales in Israel and the United States as a result of the global economic slowdown and reduced spending in the U.S. market.  Revenues from security turnkey projects decreased by 14.9% from $18.5 million in 2007 to $15.7 million in 2008.  The decrease is primarily attributable to the cancellation and postponement of certain projects in Latin America.  Other revenues (mostly service revenues and revenues derived from newly developed products) decreased by 41% from $427,000 in 2007 to $252,000 in 2008.

Cost of revenues.  Cost of revenues decreased by 1.6% from $38.2 million for the year ended December 31, 2007 to $37.6 million for the year ended December 31, 2008, primarily due the decrease in revenues.  Cost of revenues as a percentage of revenues increased from 60.9% in 2007 to 65. 8% in 2008, primarily due to an inventory write-off of $2.0 million in 2008 following the cancellation of a project in Latin America and the write-off of certain products and equipment associated with our North American research and development and manufacturing activities, compared to an inventory write-off $646,000 in 2007.  Our cost of revenues as a percentage of revenues was also adversely impacted by the appreciation of the NIS against the U.S. dollar in 2008, which increased the U.S. dollar value of our NIS-denominated expenses and the higher percentage of cost of revenues denominated in NIS compared to U.S. dollars.  The gross margin of our other subsidiaries was adversely affected by a decrease in their revenues, while their cost of revenues decreased by a smaller percentage due to fixed costs.  In 2008, our cost of revenues also includes a loss provision attributable to two strategic projects that had a negative gross margin.

Research and development expenses, net.  Research and development expenses, net increased by 4.6% from $5.3 million for the year ended December 31, 2007, to $5.6 million for the year ended December 31, 2008.  The increase in research and development expenses is primarily attributable to the appreciation of the NIS against the U.S. dollar in 2008 that increased the U.S. dollar value of our NIS denominated expenses by 12.8%.  In addition, we invested additional funds in the development and further improvement of our products in 2008, mainly the Fortis integrated command and control system.  This increase was offset in part by a decrease in the number of our U.S. subsidiary’s research and development staff.  Research and development expenses, net amounted to 8.5% of revenues in 2007, compared to 9.7% in 2008.

Selling and marketing expenses, net.  Selling and marketing expenses, net increased by 17.0% from $11.1 million for the year ended December 31, 2007 to $13.0 million for the year ended December 31, 2008.  The increase in selling and marketing expenses in 2008 was primarily due to an increase in sales commissions due to a different mix of revenues recorded in 2008 compared to 2007.  The increase in selling and marketing expenses is also attributable to the appreciation of the NIS against the U.S. dollar in 2008, which increased the U.S. dollar value of our NIS denominated expenses by 12.8%.  Selling and marketing expenses, net amounted to 17.7% and 22.7% of revenues in 2007 and 2008, respectively.

General and administrative expenses.  General and administrative expenses increased from $6.1 million for the year ended December 31, 2007 to $10.2 million for the year ended December 31, 2008, an increase of 69.1%.  The increase in general and administrative expenses in 2008 was primarily due to an increase in our allowance for doubtful accounts of approximately $0.8 million as a result of the recent global economic downturn, which had an adverse affect on the liquidity of some of our customers.  In addition, we recorded a provision of $550,000 related to a loan granted to a third party following our determination that the full amount of the loan will not be repaid.  In 2008, costs associated with our compliance with the requirements of the Sarbanes-Oxley Act of 2002 (including the implementation of internal controls) and other audit expenses increased by approximately $600,000.  The increase in general and administrative expenses is also attributable to the appreciation of the NIS against the U.S. dollar in 2008, which increased the U.S. dollar value of our NIS denominated expenses by 12.8%.  General and administrative expenses amounted to 9.7% of revenues in 2007 compared to 17.9% in 2008.

Impairment of goodwill and other intangible assets.  In  2008, following our annual impairment test of goodwill and long lived assets, we determined that the fair value of our European subsidiary acquired in September 2007 had decreased and that as a result, goodwill in the amount of $8.4 million (including $3.3 million attributable to amounts prepaid on account of future earn-out payments) had been impaired.  As a result, for the year ended December 31, 2008, we recorded a non-cash goodwill impairment charge of $8.4 million.  In addition, we determined that $1.7 million of intangible assets attributable to customers of our European subsidiary had been impaired, and as a result, we recorded an impairment charge of $1.7 million.  The impairment of goodwill and intangible assets related to our European subsidiary were classified as a discontinued operation following the sale of our European subsidiary in December 2009.  Following the 2008 annual impairment test, we also determined that the fair value of our U.S. subsidiary had significantly declined and that as a result, goodwill in the amount of $2.4 million attributable to the U.S. subsidiary had been impaired.  Impairment of other intangible assets amounted to approximately $351,000 in 2008 attributable to the write-off of certain know-how.  We did not record any impairment of goodwill and other intangible assets for the year ended December 31, 2007.

Post employment and termination benefits.  For the year ended December 31, 2008, we recorded a post employment and termination benefits expense of $2.6 million, or 4.5% of our total revenues, related to benefits payable to our former president and chief executive officer and other senior employees in connection with their retirement from their respective offices.  For the year ended December 31, 2007, we recorded a post employment and termination benefits expense of $904,000, or 1.4% of our total revenues, related to benefits payable to the former chairman of our board of directors in connection with his retirement.

Operating income (loss).  We had operating income of $1.2 million for the year ended December 31, 2007 compared to an operating loss of $14.6 million for the year ended December 31, 2008.  The operating income (loss) of our three business segments for the years ended December 31, 2007 and 2008 are as follows:

	Year Ended December 31,
	2007	2008
	(In thousands)
Perimeter products	$2,260	$(9,337)
Turnkey projects	(844)	(5,230)
Other	(193)	7
Eliminations	(28)	-
Total	$1,195	$(14,560)

The operating income of our perimeter products segment decreased from $2.2 million for the year ended December 31, 2007 to an operating loss of $9.3 million for the year ended December 31, 2008, primarily as a result of the decrease in revenues of this segment, compared with a smaller decrease in cost of revenues due to the fixed-cost portion of our expenses.  The decrease in 2008 is also due to a $2.8 million impairment of goodwill and other intangible assets charge, an increase in doubtful debt expenses and the appreciation of the NIS against the U.S. dollar in 2008, which increased our NIS denominated expenses by 12.8%.  The operating loss of our turnkey projects segment increased from $844,000 in the year ended December 31, 2007 to an operating loss of $5.2 million in the year ended December 31, 2008, primarily as a result of a loss provision that we recorded in 2008 attributable to two strategic projects that had a negative gross margin as well as the appreciation of the NIS against the U.S. dollar in 2008 as described above.  Our operating results from other operations improved from an operating loss of $193,000 for the year ended December 31, 2007 to operating income of $7,000 for the year ended December 31, 2008.

Financial expenses, net.  Financial expenses, net, decreased from $2.1 million for the year ended December 31, 2007 to $1.3 million for the year ended December 31, 2008, a decrease of 36.2%.  The decrease was primarily due to a decrease in interest expenses, net, recorded on long and short-term debt, a decrease in forward contract losses and a decrease in foreign exchange losses compared with 2007.  The decrease was offset in part by a loss of $442,000 attributable to our investments in marketable securities.

Income taxes. We recorded an income tax expense of $276,000 for the year ended December 31, 2007 compared to an income tax expense of $3.1 million for the year ended December 31, 2008, primarily as a result of an increase in the valuation allowance that we recorded with respect to our carryforward tax losses in 2008.  In 2008, we recorded a full valuation allowance with respect to our carryforward tax losses compared with a partial allowance recorded in 2007, due to the uncertainty of their future realization.  The increase was offset in part by a decrease in tax expenses with respect to prior years.

Seasonality

Our operating results are characterized by a seasonal pattern, with a higher volume of revenues towards the end of the year and lower revenues in the first part of the year.  This pattern, which is expected to continue, is mainly due to two factors:

●	our customers are mainly budget-oriented organizations with lengthy decision processes, which tend to mature late in the year; and

●	due to harsh weather conditions in certain areas in which we operate during the first quarter of the calendar year, certain services are put on hold and consequently payments are delayed.

See also Item 3.D. “Key Information–Risk Factors.”  Our revenues are dependent on government procurement procedures and practices, and because we receive large product orders from a relatively small number of customers, our revenues and operating results are subject to substantial periodic variations.

Impact of Inflation and Currency Fluctuationson Results of Operations, Liabilities and Assets

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

The appreciation of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked assets and the U.S. dollar amounts of any unlinked liabilities and increasing the U.S. dollar value of revenues and expenses denominated in other currencies.  Conversely, the depreciation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar value of any of our liabilities which are payable in NIS (unless such costs or payables are linked to the U.S. dollar).  Such depreciation also has the effect of decreasing the U.S. dollar value of any asset that is denominated in NIS or receivables payable in NIS (unless such receivables are linked to the U.S. dollar).  In addition, the U.S. dollar value of revenues and expenses denominated in NIS would increase.  Because foreign currency exchange rates fluctuate continuously, exchange rate fluctuations may have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

The following table presents information about the rate of inflation in Israel, the rate of depreciation or appreciation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS depreciation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %

2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6

In addition, the U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the Canadian dollar.  In 2008, the Canadian dollar depreciated against the U.S. dollar by approximately 19.7%, while in 2007 and 2009 the Canadian dollar appreciated against the U.S. dollar by 18.4% and 16.6%, respectively.

We recorded foreign currency exchange losses, net of $792,000, $246,000 and $1,138.000 for the years ended December 31, 2007, 2008 and 2009, respectively.  We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

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

We recorded $666,000, $291,000 and $0 of financial expenses attributable to forward exchange contracts transactions for the year ended December 31, 2007, 2008 and 2009, respectively.

Conditions in Israel

We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel.  See Item 3D “Key Information – Risk Factors – Risks Relating to Our Location in Israel” for a description of governmental, economic, fiscal, monetary and political policies or factors that have materially affected or could materially affect our operations.

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax on their worldwide taxable income.  The applicable rate for 2009 was 26%.  The rate was reduced to 25% in 2010, and will be further reduced to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.  However, certain of our manufacturing facilities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended, commonly referred to as the Investments Law, and, consequently, are eligible, subject to compliance with specified requirements, for tax benefits beginning when such facilities first generate taxable income.  The tax benefits under the Investments Law are not available with respect to income derived from products manufactured outside of Israel.  We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities.  Subject to certain restrictions, we are entitled to a tax exemption in respect of income derived from our approved facilities for a period of two years, commencing in the first year in which such income is earned, and will be entitled to a reduced tax rate of 10% to 25% for an additional five to eight years depending on our compliance as a foreign investors’ company.  If we do not qualify as a foreign investors’ company, we will instead be entitled to a reduced rate of 25% for an additional five years, rather than eight years.  A foreign investors’ company is defined in the Investments Law as a company in which more than 25% of its shareholders are non-Israeli residents.  Pursuant to the Investments Law, a foreign investors’ company may enjoy benefits for a period of up to ten years (the actual length of the benefits period is graduated based on the percentage of foreign ownership).

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

As of December 31, 2009, we had a deferred tax asset of $272,000 attributable to our subsidiaries.  We had total estimated available carryforward tax losses of $18.8 million with respect to our operations in Israel to offset against future taxable income.  We have recorded a full valuation allowance over such carryforward tax losses due to the uncertainty of their future realization.  As of December 31, 2009, our subsidiaries had estimated total available carryforward tax losses of $9.5 million, which may be used as an offset against future taxable income for periods ranging between 12-20 years.  As of December 31, 2009, we recorded a full valuation allowance for our subsidiaries’ carryforward tax losses due to the uncertainty of their future realization.  Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state tax law provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

Recently Issued Accounting Standards

In June 2009, the FASB issued an update to ASC 810, "Consolidation," which, among other things, (i) requires ongoing reassessments of whether an entity is the primary beneficiary of a variable interest entity and eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity; (ii) amends certain guidance for determining whether an entity is a variable interest entity; and (iii) requires enhanced disclosure that will provide users of financial statements with more transparent information about an entity’s involvement in a variable interest entity. The update is effective for interim and annual periods beginning after November 15, 2009. We do not expect the adoption of the update to have a material impact on our financial condition or results of operations.

In October 2009, the FASB issued an update to ASC 605-25, "Revenue Recognition – Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to:

●	a)	Provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated and how the consideration should be allocated;

●	b)
Require an entity to allocate revenue in an arrangement using estimated selling prices ("ESP") of deliverables if a vendor does not have vendor-specific objective evidence of selling price ("VSOE") or third-party evidence of selling price ("TPE");

●	c)	Eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and

●	d)	Require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance.

The mandatory adoption is January 1, 2011, however, we may elect to early adopt the provisions prospectively to new or materially modified arrangements beginning January 1, 2010.  We are currently evaluating the resulting impact on our consolidated results of operations and financial condition.

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

The nature of the business and management of the European subsidiary that we purchased in 2007 required us to invest an inordinate amount of management time and effort, which we believed was not justified in light of the financial results of this subsidiary.  As a result, we determined to dispose of such subsidiary and in December 2009, we sold all of our interests in the European subsidiary. We received total proceeds of Euro 2.9 million (approximately $4.2 million) for the sale, including repayment in full of Euro 1.8 million (approximately $2.6 million) of loans granted by us to the European subsidiary.  In addition, Euro 620,000 (approximately $920,000) that we had deposited in escrow as a contingent purchase price in connection with our acquisition of the European subsidiary was released back to us in connection with our sale of the subsidiary.

Our working capital at December 31, 2008 and 2009, was $16.2 million and $ 20.5 million, respectively.  Cash and cash equivalents amounted to $16.8 million at December 31, 2008 compared to $11.9 million at December 31, 2009.  Short-term and long-term bank deposits, marketable securities, restricted bank deposits and escrow deposits amounted to $1.8 million at December 31, 2009 compared to $8.1 million at December 31, 2008.  Our cash and cash equivalents, short and long-term bank deposits and marketable securities are held mainly in U.S. dollars, Euros and NIS.

We expect to fund our short-term liquidity needs, including our obligations under our credit facilities, other contractual agreements and any other working capital requirements, from cash and cash equivalents, operating cash flows and our credit facilities.  We believe that our current cash and cash equivalents, including bank facilities, bank deposits, marketable securities and our expected cash flows from operations in 2010 will be sufficient to meet our cash requirements through 2010.  However, our liquidity could be negatively affected by a decrease in demand for our products, including the impact of potential reductions in customer purchases that may result from the current general economic climate.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2007	2008	2009
	(in thousands)
Net cash provided by continuing operations	286	$1,093	$5,651
Net cash used in discontinued operations	9,615	(378)	120
Net cash provided by operating activities	9,901	715	5,771
Net cash provided by (used in) investing activities	(464)	6,639	3,988
Net cash provided by (used in)financing activities	(5,477)	2,665	(14,494)
Effect of exchange rate changes on cash and cash equivalents	337	(2,389)	(231)
Increase (decrease) in cash and cash equivalents	4,297	7,630	(4,966)
Cash and cash equivalents at the beginning of the year	4,908	9,205	16,835
Cash and cash equivalents at the end of the year	$9,205	16,835	11,869

Net cash provided by operating activities was approximately $5.8 million in the year ended December 31, 2009 compared to $0.7 million in the year ended December 31, 2008 and $9.9 million in the year ended December 31, 2007.  Net cash provided by operating activities in the year ended December 31, 2009 was primarily attributable to $1.2 million of depreciation and amortization expenses, a $0.3 million write-off of a long-term loan, $0.7 million of stock-based compensation expense, a decrease in trade receivables of $3.9 million, a decrease of $3.9 million in inventories, a decrease of $0.8 million in deferred income taxes, a $2.0  million decrease in other accounts receivable and prepaid expenses, an increase of $0.6 million in customer advances and a $0.4 million increase in accrued severance pay, which was offset in part by a decrease of $0.6 million in unbilled accounts receivable, a decrease of $0.9 million in trade payables, a decrease of $1.6 million in other account payable and accrued expenses and by a gain from discontinued operations of $4.2 million.  Net cash provided by operating activities in the year ended December 31, 2008 was primarily attributable to a loss from discontinued operations of $13.7 million, a $2.8 million non-cash goodwill and other intangible assets impairment charge, $1.2 million of depreciation and amortization expenses, a decrease in trade receivables of $10.6 million, a decrease in inventories of $2.0 million, an increase of $2.4 million in deferred income taxes, a decrease of $1.2 million in customer advances and a decrease of $1.7 million in accrued interest and exchange differences on marketable securities and short-term and long-term bank deposits.  This was offset in part by a decrease in trade payables of $1.7 million and an increase in unbilled accounts receivables of $1.2 million.  Net cash provided by operating activities in the year ended December 31, 2007 was primarily attributable to net cash provided by discontinued operations of $9.6 million, an increase of $3.1 million in trade receivables, an increase of $1.8 million in unbilled accounts receivable, an increase of $1.5 million in accrued interest on marketable securities and short-term and long-term bank deposits and depreciation and amortization expenses of $1.2 million.  This was offset in part by a decrease in customer advances of $0.7 million, a decrease in other accounts payable and accrued expenses of $1.7 million, an increase of $1.8 million in long-term trade receivables, an increase of $1.5 million of inventories and an increase of $0.8 million of deferred income taxes and a gain from discontinued operations of $3.0 million.

Net cash provided by investing activities was approximately $4.0 million for the year ended December 31, 2009 compared to approximately $6.6 million for the year ended December 31, 2008 and net cash used in investing activities of approximately $464,000 for the year ended December 2007.  In the year ended December 31, 2009, we received proceeds of $2.9 million from the sale of our European subsidiary, $1.3 million and $0.9 million from the sale of short-term bank deposits and marketable securities, respectively, and $0.9 million from the release of an escrow deposit, which amounts were offset in part by purchases of $2.0 million of property and equipment and $27,000 of know-how and patents.  In the year ended December 31, 2008, we received proceeds of $3.8 million from the sale of marketable securities and $11.1 million from the sale of short-term bank deposits, which were offset in part by purchases of $1.4 million and $2.0 million of short-term bank deposits and marketable securities, respectively.  In addition, we purchased $1.4 million of property, plant and equipment and $ 29,000 of know-how and patents.  In the year ended December 31, 2007, we acquired a European integration company for $4.1 million and purchased $5.5 million of marketable securities, $4.4 million of escrow deposits and $890,000 of property and equipment, which was offset by proceeds of $5.6 million from the sale of marketable securities and $5.7 million from the sale of short-term bank deposits.

In the year ended December 31, 2009, net cash used in financing activities was $14.5 million, primarily attributable to a decrease of $14.5 million in short-term bank credits and the repayment of a $0.8 million long-term bank loan, which was offset by net cash provided by discontinued operations of $0.8 million.  In the year ended December 31, 2008, net cash provided by financing activities was $2.7 million, primarily due to an increase of $7.0 million in short-term bank credits, which was offset by the repayment of $4.3 million of long-term bank loans.  In the year ended December 31, 2007, net cash used in financing activities was $5.5 million, primarily due to the repayment of $7.2 million of short-term bank credits and repayment of $796,000 of long-term bank loans, which was offset in part by net cash provided by discontinued operation of $2.5 million and from the receipt of $43,000 from the exercise of employee stock options.

We had capital expenditures of approximately $890,000, $1.4 million and $2.0 million in 2007, 2008 and 2009, respectively.  These capital expenditures were principally for computers, other machinery and equipment and for expanding and renovating our facilities.  We estimate that our capital expenditures for 2010 will total approximately $1.3 million, substantially all of which will relate to our perimeter security and project segments.  We expect to finance these expenditures primarily from our cash and cash equivalents, operating cash flows and our credit facilities.   However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions.

Credit Lines and Other Debt

We currently have credit lines with Bank Leumi Le-Israel B.M., or BLL, Union Bank of Israel Ltd., or Union Bank, and Bank Hapoalim B.M totaling $23.7 million in the aggregate, of which $ 6 million are reserved exclusively for guarantees.  There are no restrictions as to our use of any of these credit lines.  In January 2010 we entered into a new credit arrangement with these banks and granted the banks a first degree fixed change over our registered but unissued share capital and goodwill and a first degree floating charge over all of our assets and rights.  Our loans under these credit lines are denominated in dollars and NIS.  As part of the restructuring of our credit arrangements we have concluded and repaid in full all of our credit facilities with Mizrahi Tefahot Bank B.M.  As of December 31, 2009, we are not under any obligation to maintain financial ratios or other terms in respect of our credit lines.

In addition, our subsidiaries currently have credit lines with Bank Leumi USA, Royal Bank of Canada, and Deutsche Bank, totaling $3.6 million in the aggregate.

Our Canadian subsidiary, which is primarily engaged in sale of perimeter products and turnkey projects, has undertaken to maintain general covenants and the following financial ratios and terms in respect of its outstanding credit lines: a quick ratio of not less than 1.25:1; a ratio of total liabilities to tangible net worth of not greater than 0.75:1; and tangible net worth of at least $9.0 million.  As of December 31, 2009, our Canadian subsidiary was in compliance with these ratios and terms.

As of December 31, 2009, we had approximately $10.7 million available under our credit lines.  In addition, our subsidiaries had approximately $1.4 million available under their credit lines.

As of December 31, 2009, our outstanding balances under our credit lines in Israel consisted of:

●	Short-term NIS-denominated loans of approximately $7.7 million, bearing interest at an average rate of 4.75%;

●	Long-term U.S. dollar-denominated loan of approximately $1.1 million, bearing interest at an average rate of 0.87%;

●	Long-term NIS-denominated loan of approximately $0.1 million, bearing interest at an average rate of 2.0%; and

●	Several bank performance and advance payment guarantees totaling approximately $4.6 million, at an annual cost of 0.6%-1.25%.

As of December 31, 2009, the outstanding balances under our subsidiaries’ credit lines consisted of:

●
Long-term loan of approximately $0.2 million, bearing interest at a fixed rate of 5.45%.  The loan is payable in 20 quarterly installments of $47,200, commencing February 2006.  We have guaranteed the full amount of this loan;

●	Long-term loan of approximately $1.0 million, bearing interest at a fixed rate of 5.45%. The loan was due in one installment in November 2010. We prepaid the loan in January, 2010 ; and

●	Short-term Canadian dollar-denominated loan of approximately $0.5 million, bearing interest at an average rate of 2.75%.

C.    Research and Development, Patents and Licenses.

Government Grants

We participate in programs sponsored by the Israeli Government for the support of research and development activities.  In the past we have received royalty-bearing grants from the OCS for certain of our research and development projects for perimeter security products.  We did not obtain any grants from the OCS for the years ended December 31, 2007, 2008 and 2009.  We are obligated to pay royalties to the OCS amounting to 3%-4.5% of revenues derived from sales of the products funded with these grants and ancillary services, up to 100% of the grants received, linked to the U.S. dollar.  All grants received after January 1, 1999 also bear interest equal to the 12 month LIBOR rate.  The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales no payment is required.

For the years ended December 31, 2007, 2008 and 2009, we paid the OCS royalties in the amount of $143,000, $125,000 and $172,000, respectively.  These royalties related to sales of perimeter security products and management security systems.  As of December 31, 2009, we had a contingent obligation to pay royalties to the OCS in the amount of approximately $1.2 million upon the successful sale of perimeter security products developed using research and development programs sponsored by the OCS.

The Israeli Government, through the Fund for the Encouragement of Marketing Activities, or the Fund, awarded us grants for overseas marketing expenses during the years 2001 to 2003.  To date, we have received an aggregate of $253,000 in grants from the Fund.  Under the terms of the grants, we are obligated to pay certain royalties on the increase in export sales from the year the grant was received and the following year, up to the amount of the grants we received.  During the years ended December 31, 2007, 2008 and 2009, we did not pay any royalties.  As of December 31, 2009, we had a remaining contingent obligation to the Fund of $82,000.

Investment Tax Credit

Our Canadian subsidiary is eligible for investment tax credits for its research and development activities and for certain current and capital expenditures.  For the years ended December 31, 2007, 2008 and 2009, our Canadian subsidiary recognized $160,000, $234,000 and $259,000, respectively, of investment tax credits.

In addition, as of December 31, 2009, our Canadian and U.S. subsidiaries had available investment tax credits of approximately $1.1 million to reduce future federal and provincial income taxes payable.  These credits will expire in 2025 through 2029. As of December 31, 2009, our subsidiaries made a full valuation allowance in respect of such investment tax credits.

D.    Trend Information.

In recent years consolidation in the defense industry has affected competition, resulting in an increase in the relative size and resources of our competitors.  We adapt to evolving market conditions by adjusting our technology and business strategy.  We also anticipate increased competition in defense markets due to declining defense budgets in certain countries.  While the recent global financial developments have reduced defense spending, we believe in our ability to compete on the basis of our technology and systems development capabilities that offer customers tailored solutions for their technological and operational needs.

We believe that increased security concerns have spurred expenditure in the critical infrastructure and city protection markets as well as in the area of security as an integral part of building management systems.  We also believe that we will benefit from the need of system integrators and manufacturers to bridge the gap between security and IT requirements and to interface with different systems in a scalable, reliable and secure manner.

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

As of December 31, 2009, our backlog amounted to approximately $17.8 million, of which approximately $15.1 million is expected to be delivered by the end of 2010 and $2.7 million is expected to be delivered by the end of 2011.  As of March 31, 2010, our backlog amounted to approximately $29.7 million, of which approximately $21.6 million is expected to be delivered by the end of 2010 and $8.1 million is expected to be delivered by the end of 2011.

See also discussion in Item 5A. “Operating and Financial Review and Prospects - Operating Results.”

E.     Off-Balance Sheet Arrangements.

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.    Tabular Disclosure of Contractual Obligations.

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2009 and the effect we expect them to have on our liquidity and cash flow in future periods.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(in thousands)
Long-term bank debt obligations	$2,372	$1,824	$548	$-	$-
Operating lease obligations	$3,182	$807	$778	$234	$1,363
Purchase obligations
Other long-term liabilities reflected on our balance sheet under U.S. GAAP	$3,562	-	-	-	$3,562
Total	$9,116	$2,631	$1,326	$234	$4,925

In addition, we have guaranteed advance payments and the performance of our work to certain of our customers (usually government entities).  Such guarantees are required by contract for our performance during the installation and operational period of projects throughout Israel and the rest of the world.  The guarantees for installation typically expire soon after certain milestones are met and guarantees for operations typically expire proportionally over the contract period.  The maximum potential amount of future payments we could be required to make under our guarantees at December 31, 2009 and March 31, 2010 were $4.6 million and $4.1million, respectively.  We have not recorded any liability for such amounts as we expect that our performance will be acceptable and to date, no performance bank guarantees have been exercised against us except with respect to our dispute relating to a project in Eastern Europe.  See Item 8.A - “Consolidated Statements and Other Financial Information-Legal Proceedings.”

ITEM 6.	Directors, Senior Management and Employees

A.    Directors and Senior Management.

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position

Jacob Perry	66	Chairman of the Board of Directors
Eitan Livneh	56	President and Chief Executive Officer
Hagai Katz	59	General Manager, Israel Division, Senior Vice President - Marketing
Asaf Even-Ezra	44	Senior Vice President –Worldwide Sales
Yehonatan Ben-Hamozeg	51	Senior Vice President – Product Development and Projects
Ilan Ovadia	43	Senior Vice President – Finance, Chief Financial Officer and Secretary
Jacob Even-Ezra (1)(3)	79	Director
Nathan Kirsh	78	Director
Shaul Kobrinsky(1)(2)(3)	58	External Director
Zeev Livne (3)	65	Director
Jacob Nuss(2)	62	Director
Barry Stiefel	60	Director
Anat Winner (1)(2)	51	External Director

(1) Member of our Investment Committee.
(2) Member of our Audit Committee.
(3) Member of our Mergers and Acquisitions Committee.

Messrs. Perry, Even-Ezra, Kirsh, Livne, Nuss and Steifel will serve as directors until our 2010 Annual General Meeting of Shareholders.  Mr. Kobrinsky and Ms. Winner will serve as external directors pursuant to the provisions of the Israeli Companies Law for three-year terms until our 2010 annual general meeting of shareholders.

Mr. Jacob Even-Ezra is the father of Mr. Asaf Even-Ezra.  There are no other family relationships among our directors and senior executives.

Jacob Perry has served as the chairman of our board of directors since January 2008.  Prior thereto, Mr. Perry served as the deputy chairman of our board of directors from 2006 and has served as a director of our company since December 2002.  From 1995 to December 2002, Mr. Perry served as the President and chief executive of Cellcom Israel Ltd., one of Israel’s leading cellular phone operators.  Mr. Perry served 29 years with the Israeli General Security Service, and served as its director from 1988 until 1995.  Mr. Perry has also served as a coordinator to the Israeli Prime Minister on the subject of prisoners of war and missing persons.  He was a board member of El-Al Israel Airlines and a member of the management of many public organizations.  Mr. Perry is also a chairman of the board of directors of Mizrahi Tefahot Bank B.M. Mr. Perry serves as a director of Tamarind Technologies, and New Kopel, an Israeli vehicle and car service group.  Mr. Perry holds a B.A. degree in Oriental Studies and History of the Jewish People from Tel-Aviv University and completed the Advanced Management Program at Harvard Business School.

Eitan Livneh has served as our president and chief executive officer since August 2009.  Prior to joining our company and from February 2007, Mr. Livneh served as President and chief executive officer of Tadiran Telecom Ltd., a leading Israel-based telecommunications company.  Between January 2000 and February 2007, Mr. Livneh was the chief executive officer of Elgo Irrigation Ltd., and prior to that, a general manager at Packer Plada Group Ltd.  From 1989 to 1994, Mr. Livneh was vice president, marketing and assistant to the President of Elisra Electronic Systems Ltd.  Mr. Livneh holds a B.A. degree in Economics and Business Administration from Bar-Ilan University, Tel Aviv, Israel

Hagai Katz has served as our general manager, Israel division and corporate vice president - marketing and products since January 2009.  Prior to joining our company and from 2007, Mr. Katz served as the chief executive officer of Transtech Airport Solutions Ltd.  From 2004 to 2007 Mr. Katz  served as the chief executive officer of UAV Tactical Systems Ltd., based in the United Kingdom.  Prior to that, Mr. Katz served in a number of leading technology companies, including NICE Systems (NASDAQ: NICE), where he served in various senior positions including chief operating officer and President of its video analytics division.  Mr. Katz holds a B.A. degree in Computer Sciences from the Technion - Israel Institute of Technology and an M.Sc. degree in Business Engineering from the Ben-Gurion University of the Negev.

Asaf Even-Ezra has served as our senior vice president – worldwide sales since December 2008  Mr. Even-Ezra joined our company in 1995 and served as our vice president - Israel and West European sales and marketing from 1998 to July 2007 and as our executive vice president - sales and marketing from July 2007 to December 2008.  Mr. Even-Ezra holds a B.A. degree and an M.B.A. degree in Business, both from the New York Institute of Technology.

Yehonatan Ben-Hamozeg has served as our senior vice president – product development and projects since January 2009.  Mr. Ben Hamozeg joined our company in December 2002 and served as our vice president - integrated systems development until January 2009.  Before joining our company, Mr. Ben Hamozeg served in the IDF for 24 years and retired as a Colonel.  Mr. Ben Hamozeg holds a B.A. degree in Economics and Statistics and an M.B.A. degree in Business Management, both from Haifa University.

Ilan Ovadia joined our company in December 2009 as our chief financial officer and secretary and has served as our senior vice president - finance, chief financial officer and secretary since February 2010.  Prior to joining our company, Mr. Ovadia served for four years as executive vice president, chief financial officer and vice president of human resources of Haifa Chemicals Ltd.  From 2000 to 2004, Mr. Ovadia served as the chief financial officer and vice president of Operations of Elgo Irrigation Ltd.  Mr. Ovadia also served as financial manager of Shapir Marine and Civil Engineering Ltd., an infrastructure and contracting company, and as the financial manager of Hapach Metal Industries Ltd., an Israeli public company.  Mr. Ovadia is qualified as a Chartered Public Accountant (Israel) and served as a senior portfolio coordinator at PriceWaterhouseCoopers.  Mr. Ovadia holds a B.A. degree in Accounting and Economics and an M.B.A. degree (magna cum laude), both from the Hebrew University of Jerusalem.

Jacob Even-Ezra has served as a director since 1984 and is a member of our investment committee.  From 1984 until December 2007, Mr. Even-Ezra served as the chairman of our board of directors.  From 1984 until 2006, Mr. Even-Ezra also served as our chief executive officer, and from 1987 until 1990 he also served as our president.  Mr. Even-Ezra is currently a member of the Executive Council and the Management Committee of Tel Aviv University.  From 1985 to 1988, Mr. Even-Ezra also served as the chairman of the Israel Export Institute.  Mr. Even-Ezra holds a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

Nathan Kirsh has served as a director since 1984.  Mr. Kirsh is an independent investor.  Mr. Kirsh serves as one of the trustees of the Eurona Foundation, the beneficial owner of 100% of the ordinary shares of our company that are held by Mira Mag Inc.  Mr. Kirsh holds a B.S. degree in Commerce from the University of Witwatersrand, Johannesburg, South Africa.

Barry Stiefel, has served as a director since November 2008.  Mr. Stiefel served as a director of one of our UK subsidiaries from 1986 to 1990.  Since 2001, Mr. Stiefel has served as a consultant for a variety of companies, including Premedia Limited and its subsidiaries.  From 1990 until 2001, Mr. Stiefel was the chief executive officer of Meridian VAT Reclaim Group, which he founded.  Between 1985 and 1990, Mr. Stiefel served as consultant in the field of trade finance.  From 1981 to 1985, Mr. Stiefel served as finance director of Fisher Brothers Lumber Company Limited, a South African company.  Mr. Stiefel holds a B.Sc degree in Mathematics and Chemistry and a B.A. degree in Accounting, both from the University of Witwatersrand in South Africa.  Mr. Stiefel is a chartered accountant in South Africa, and is registered as an auditor (not in public practice) in the United Kingdom.

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

Shaul Kobrinsky has served as an external director since July 2004 and is the chairman of our audit committee and a member of our investment committee.  Mr. Kobrinsky has served as the President and Chief Executive Officer of Urdan Industries Ltd., an investment and holding company since 1997.  Since 2003, Mr. Kobrinsky has served as senior managing director of Alagem Capital Group a Beverly Hills based investment group.  From 1989 to 1997, Mr. Kobrinsky served as chief executive officer of Cargal Ltd., an Israeli company that manufactures corrugates.  Prior to that and from 1984, Mr. Kobrinsky served as deputy managing director of Clal Industries Ltd., a holding and investment company.  Mr. Kobrinsky serves as an external director and a member of the audit committee of Scope Metal Trading Ltd., a public company traded on the Tel Aviv Stock Exchange.  Mr. Kobrinsky holds a B.A. degree in Economics from Tel Aviv University.  Mr. Kobrinsky is a member of the Antitrust Court of the State of Israel.

Jacob Nuss has served as a director since 1993 and is a member of our audit committee.  Mr. Nuss has served as the vice president - internal auditing of IAI since 2004, and served as IAI’s deputy vice president - internal auditing from 1999 to 2003.  From 1993 to 1999, Mr. Nuss served as the director of finance of IAI’s electronics group.  From 1991 to 1993, Mr. Nuss served as assistant to the chairman of the board of directors of IAI.  Mr. Nuss has served in various financial management capacities at IAI since 1975.  Mr. Nuss holds a B.A. degree in Economics and Business Management from Bar Ilan University and an M.B.A. degree in Business from Tel Aviv University.  Mr. Nuss holds a certificate in internal auditing.

Anat Winner has served as an external director since July 2004 and is a member of our audit committee and our investment committee.  Ms. Winner has been self employed as a business advisor since July 2003.  Ms. Winner also serves as a director of Internet Gold-Golden Lines Ltd. (NASDAQ: IGLD) and B Communications Ltd. (NASDAQ: BCOM).  From October 2001 to May 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd.  From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS Satellite Services (1998) Ltd. (YES), an Israeli company that is engaged in setting up and operating broadcasting satellite television television systems.  From 1995 to 1998, Ms. Winner served as chief financial officer of Eurocom Cellular Communications Ltd., an Israeli company that is engaged in importing and marketing cellular phones.  From 1989 to 1995, Ms. Winner served in various finance positions, including chief financial officer of the Seed Company (1939) Ltd.  From 1984 to 1989 Ms. Winner served as a senior audit manager with Ronel Stetner & Co., certified public accountants in Israel.  Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant in Israel since 1987.

B.    Compensation

During the year ended December 31, 2009, our executive officers and directors as a group (consisting of 19 persons, of whom 6 retired during 2009 and subsequent to December 31, 2009) earned aggregate compensation of approximately $2.1 million for their services as officers and directors, of which $1.9 million was paid in 2009.  As of December 31, 2009, the aggregate amount set aside or accrued for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers was approximately $1.4 million.  In addition, we have provided automobiles to our executive officers at our expense, and Mr. Jacob Even-Ezra, a director, is reimbursed for the costs of a chauffeur.

Since January 1, 2008, we pay Mr. Perry, the chairman of our board of directors, a monthly payment of NIS 50,000 (approximately $13,245), which amount is linked to the Israeli consumer price index and subject to a 10% annual increase, and he is also entitled to an annual bonus based on our performance and customary social benefits.

We pay our external directors and our independent directors (directors who are not employees of our company or officers or employees of any entity that beneficially owns 5% or more of our ordinary shares) an annual fee of NIS 59,100 (approximately $15,656) and a fee of NIS 2,200 (approximately $583) for each board or committee meeting that they attend.  Such amounts are linked to the Israeli consumer price index and are updated on a semi-annual basis and accordingly, were adjusted to reflect changes in the Israeli consumer price index in February and August 2009 and February 2010.

As of December 31, 2009, our directors and executive officers as a group, then consisting of 15 persons, held options to purchase an aggregate of 966,000 ordinary shares, having exercise prices ranging from $3.48 to $8.56.  Generally, the options vest over a two to four years period.  Of such options, options to purchase 18,000 ordinary shares expire in December 2010; options to purchase 83,336 ordinary shares expire in August 2014; options to purchase 24,500, 19,250, 19,250 and 7,000 ordinary shares expire in January, 2014, 2015, 2016 and 2017 respectively; options to purchase 300,000 ordinary shares expire in three equal portions of 100,000 ordinary shares each in August 2013, 2014 and 2015; options to purchase 24,500, 24,500, 48,500, 58,500 and 22,000 ordinary shares expire in April, 2013, 2014, 2015, 2016 and 2017 respectively; options to purchase 34,000, 58,000, and 58,000 ordinary shares expire in December, 2013, 2014 and 2015 respectively; options to purchase 20,833 expire in each of February 2014, November 2014, February 2015, May 2015, August 2015, November 2015, February 2016, May 2016 and August 2016, or earlier upon termination of employment as an executive officer or service as a director of our company.  All of such options were granted under our 2003 Stock Option Plan.  See this Item 6E. “Directors, Senior Management and Employees - Share Ownership - Stock Option Plans.”

We follow Israeli law and practice instead of the requirements of the NASDAQ Listing Rules regarding the compensation of our chief executive office and other executive officers.  See Item 16G. “Corporate Governance.”

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

Our directors (except the external directors, as detailed below), are elected by our shareholders at our annual general meeting and hold office until the next annual general meeting.  All the members of our board of directors (except the external directors), may be reelected upon completion of their term of office.  Our annual general meetings of shareholders are held at least once every calendar year, but not more than 15 months after the last preceding annual general meeting.  In the intervals between our annual general meetings of shareholders, the board of directors may from time to time appoint a new director to fill a casual vacancy or to add to their number, and any director so appointed will remain in office until our next annual general meeting of shareholders and may be re-elected.

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

We do not follow the requirements of the NASDAQ Listing Rules regarding the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders.  See Item 16G. “Corporate Governance.”

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

Independent Directors.  In general, NASDAQ Listing Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and that its audit committee have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission.  However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Listing Rules.  On June 30, 2006, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, as defined under NASDAQ Listing Rules.  Instead, under Israeli law and practice we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors.  However, despite such notification of non-compliance, we maintain a majority of independent directors.  In addition, in accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.

Pursuant to a recent amendment to the Israeli Companies Law, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a specified part of its board of directors will be comprised of individuals complying with certain independence criteria prescribed by the Israeli Companies Law.  Such independent directors shall have all the qualifications of an outside director; however, he or she is not subject to the “accounting and financial expertise” or “professional qualification” requirements and may be elected and removed from office by a simple majority vote of the general shareholders meeting.  We have not included such a provision in our articles of association.

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

In addition, the NASDAQ Listing Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective ‘‘independence’’ requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee consists of three board members who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members.  Our audit committee is currently composed of Messrs. Shaul Kobrinsky and Jacob Nuss and Ms. Anat Winner.  The audit committee meets at least once each quarter.  Our audit committee charter is available on our website at www.magal-s3.com.

Investment Committee

Our board of directors has established an investment committee, which is responsible for the investment of our cash and our hedging transactions.  The investment committee is currently composed of Messrs. Jacob Even-Ezra and Shaul Kobrinsky and Ms. Winner.

Mergers and Acquisitions Committee

Our board of directors has established a mergers and acquisitions committee, which is responsible for the examination and review of merger and acquisition opportunities and making recommendations to the board of directors with respect to such opportunities.  The mergers and acquisitions committee is currently composed of Messrs. Jacob Even-Ezra, Zeev Livne and Shaul Kobrinsky.

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

Our Articles of Association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by Israeli law.  We maintain a directors’ and officers’ liability insurance policy with a per claim and aggregate coverage limit of $20 million, including legal costs incurred in Israel.  In addition, our audit committee, board of directors and shareholders resolved to indemnify our office holders, pursuant to a standard indemnification agreement that provides for indemnification of an office holder in an amount up to $5 million.  To date, we have provided letters of indemnification to certain of our officers and directors.

D.    Employees

As of December 31, 2009, we employed 282 full-time employees, of whom 40 were employed in general management and administration, 36 were employed in selling and marketing, 21 were employed in production management, 145 were employed in production, installation and maintenance, and 40 were employed in engineering and research and development.  Of such full-time employees, 152 were located in Israel, 14 were in the United States, 76 were in Canada and 40 were in various other countries.

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

E.    Share Ownership.

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of April 29, 2010.

Name	Number of Ordinary Shares Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Jacob Perry	-	-
Eitan Livneh	-	-
Hagai Katz	*	*
Asaf Even-Ezra (3)	148,926	1.4%
Yehonatan Ben-Hamozeg	*	*
Ilan Ovadia	-	-
Jacob Even-Ezra (4)	370,742	3.6%
Nathan Kirsh (5)	2,516,267	24.2%
Shaul Kobrinsky	-	-
Zeev Livne	-	-
Jacob Nuss	-	-
Barry Stiefel	*	*
Anat Winner	-	-
All directors and executive officers asa group (13 persons)	3,079,435	29.4%
_______________
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

(2)	The percentages shown are based on 10,395,548 ordinary shares issued and outstanding as of April 29, 2010.

(3)
Includes 9,000 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $8.56 per share that expire in December 2010 and 24,000 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $3.53 per share that expire in April 2015. Asaf Even-Ezra is Jacob Even-Ezra’s son.

(4)	Includes 76,915 ordinary shares held by a trustee. Jacob Even-Ezra is the father of Asaf Even-Ezra.

(5)
Includes: (i) 1,446,772 ordinary shares held of record by Mira Mag Inc., or Mira Mag, a company organized in Liberia; and (ii) 1,069,495 ordinary shares held of record by Ki Corporation Limited, or Ki Corporation, a company organized in Liberia.  The Eurona Foundation holds 100% of Ki Corporation.  Ki Corporation holds 100% of the shares of Mira Mag.  The Eurona Foundation is a Liechtenstein trust controlled by Mr. Kirsh, who also serves as its trustee.  Mr. Kirsh may be deemed to have beneficial ownership of the ordinary shares held of record by Mira Mag and Ki Corporation.

2003 Israeli Share Option Plan

On October 27, 2003, our board of directors adopted our 2003 Israeli Share Option Plan, or the 2003 Plan, which was approved by our shareholders in July 2004.  Under the 2003 Plan, stock options may be periodically granted to our employees, directors, officers and consultants, in accordance with the decision of our board of directors.

Our board of directors has the authority to determine the vesting schedule of such options and the exercise price.  Under the 2003 Plan, unless determined otherwise by the Board, no option may be exercised before the second anniversary of the date on which it was granted.  Pursuant to the 2003 Plan, any options that are cancelled or not exercised within the option period will become available for future grants.  Our board of directors has elected to allot options to Israeli employees under Israel’s capital gain tax treatment.  Pursuant to the provisions of the 2003 Plan, if we issue a stock dividend, the number of shares purchasable by any grantee upon the exercise of options that were granted prior to the issuance of the stock dividend will be correspondingly increased.

In May 2008, our board of directors approved an amendment to the 2003 Plan, which was approved by our shareholders in August 2008.  Pursuant to the amendment, the number of ordinary shares available for issuance under the 2003 Plan was increased by 1,000,000 shares and the termination of the 2003 Plan was extended from October 2013 to October 2018.

As of December 31, 2009, options to purchase 1,447,200 ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of 5.54 per share.  No options awarded under the 2003 Plan were exercised during 2009.  As of December 31, 2009, 171,375 ordinary shares remained available for future option grants under the 2003 Plan.

ITEM 7.	Major Shareholders and Related Party Transactions

A.    Major Shareholders

The following table sets forth certain information as of April 29, 2010 regarding the beneficial ownership of our ordinary shares, by each person or entity known to us to own beneficially 5.0% or more of our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Nathan Kirsh (3)	2,516,267	24.2%
Diker Management LLC (4)	786,854	7.6%
Clough Capital Partners L.P. (5)	738,542	7.1%
Grace & White, Inc. (6).	607,526	5.8%
Prescot Group Aggressive Small Cap Master Fund, G.P. (7)	547,127	5.3%

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

(2)	The percentages shown are based on 10,396,548 ordinary shares issued and outstanding as of April 29, 2010.

(3)
Based upon a Schedule 13D/A filed with the Securities and Exchange Commission on January 16, 2009 and other information available to the company. Includes: (i) 1,446,772 ordinary shares held of record by Mira Mag Inc., or Mira Mag, a company organized in Liberia; and (ii) 1,069,495 ordinary shares held of record by Ki Corporation Limited, or Ki Corporation, a company organized in Liberia.  The Eurona Foundation holds 100% of Ki Corporation.  Ki Corporation holds 100% of the shares of Mira Mag.  The Eurona Foundation is a Liechtenstein trust controlled by Mr. Kirsh, who also serves as its trustee.  Mr. Kirsh may be deemed to have beneficial ownership of the ordinary shares held of record by Mira Mag and Ki Corporation.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 16, 2010.  The Schedule 13G/A indicates that as the sole general partner of certain Diker partnerships with respect to stock directly owned by certain Diker funds, or the Diker Funds, Diker GP, has the power to vote and dispose of the shares owned by the Diker Funds and, accordingly, may be deemed the beneficial owner of such shares.  Pursuant to investment advisory agreements, Diker Management, LLC serves as the investment manager of the Diker Funds. Accordingly, Diker Management may be deemed the beneficial owner of shares held by the Diker Funds.  Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP, LLC and Diker Management LLC, and in that capacity direct their operations.  Therefore, Charles M. Diker and Mark N. Diker may be deemed the beneficial owners of shares beneficially owned by Diker GP, LLC and Diker Management LLC. Diker GP, LLC, Diker Management LLC, Charles M. Diker and Mark N. Diker disclaim all beneficial ownership, however, as affiliates of a registered investment adviser, and in any case disclaim beneficial ownership except to the extent of their pecuniary interest in the shares.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 10, 2010.  The Schedule 13G/A indicates that the shares include shares beneficially owned by investment companies, pooled investment vehicles and other accounts for which Clough Capital Partners L.P. serves as investment adviser.  Such shares may be deemed beneficially owner by (a) Clough Capital Partners L.P., (b) Clough Capital Partners LLC, the general partner of Clough Capital Partners L.P., and (c) Messrs. Charles Clough, James Canty and Eric Brock, the managing members of Clough Capital Partners LLC.  Each such reporting person disclaims beneficial ownership of such shares except to the extent of its respective pecuniary interest therein.

(6)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 1, 2010.  The Schedule 13G/A indicates that Grace & White, Inc. is a registered investment adviser.

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

Significant Changes in the Ownership of Major Shareholders

As of December 26, 2005, Mr. Nathan Kirsh beneficially owned 1,832,227 or 17.66% of our ordinary shares, in accordance with a Schedule 13D/A filed with the Securities and Exchange Commission, or SEC, on February 13, 2006.  On January 10, 2008, Mr. Nathan Kirsh filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 1,913,601, or 18.41% of our ordinary shares.  On April 24, 2008, Mr. Nathan Kirsh filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 2,191,162, or 21.08% of our ordinary shares.  On April 25, 2008, Mr. Nathan Kirsh filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 2,191,162, or 21.08% of our ordinary shares.  On January 16, 2009, Mr. Nathan Kirsh filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 2,516,268, or 24.20% of our ordinary shares.

On February 6, 2007, Clough Capital Partners, L.P. filed an amendment to its Schedule 13G, on Schedule 13G/A, with the SEC reflecting beneficial ownership of 711,669 or 6.85% of our ordinary shares.  On February 11, 2008, Clough Capital Partners, L.P. filed an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 712,269 or 6.85% of our ordinary shares.  On February 10, 2009, Clough Capital Partners, L.P. filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 770,842 or 7.41% of our ordinary shares.  On February 1, 2010, Clough Capital Partners, L.P. filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 738,542 or 7.10% of our ordinary shares.

On February 2, 2007, Diker GP, LLC, Diker Management LLC, or Diker Management, Messrs. Charles M. Diker and Mark N. Diker filed a Schedule 13G with the SEC reflecting beneficial ownership of 1,007,601 or 9.70% of our ordinary shares.  On February 12, 2008, the foregoing reporting persons filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,014,425, or 9.76%, of our ordinary shares.  On February 17, 2009, the foregoing reporting persons filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 968,468 or 9.32% of our ordinary shares.  On February 16, 2010, the foregoing reporting persons filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 786,854 or 7.57% of our ordinary shares.

On February 4, 2008, Grace & White, Inc. filed a Schedule 13G with the SEC reflecting beneficial ownership of 574,254 or 5.52% of our ordinary shares.  On February 10, 2009, Grace & White, Inc. filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 596,148 or 5.73% of our ordinary shares.  On February 1, 2010, Grace & White, Inc. filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 607,526 or 5.84% of our ordinary shares.

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

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 28, 2010, there were 54 holders of record of our ordinary shares, of which 44 record holders holding approximately 80.1% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 79.9% of our outstanding ordinary shares as of such date.

B.    Related Party Transactions.

On January 22, 2008, we entered into a retirement agreement with Mr. Jacob Even-Ezra, who retired from his position as the chairman of our board of directors as of January 1, 2008, based on the terms approved by our shareholders in August 2007.  Subsequent to the annual general meeting of our shareholders held in August 2007, our board of directors required that Mr. Even-Ezra’s retirement agreement be amended to include a non-compete undertaking.  Pursuant to the retirement agreement, as amended, Mr. Even- Ezra has undertaken not to compete with our company for a period of three years following his retirement.  In consideration, we agreed to pay Mr. Even-Ezra $360,000.  Such amendment was approved in January 2008 by our audit committee and board of directors without shareholder approval in accordance with the Companies Regulations (Relief from Related Party Transactions) 5760-2000, promulgated under the Israeli Companies Law, since such amendment is solely for the benefit of the our company.  In addition, as gratitude for his long term and outstanding efforts to further our business and interests, we agreed to provide to Mr. Even-Ezra with certain benefits and services, the value thereof presently estimated to be $50,000 per year, for the rest of his life.  As of December 31, 2009, the actuarial value of these perquisites is estimated at approximately $639,000.

On August 21, 2008, we entered into an agreement with Mr. Jacob Perry, in connection with his services as the chairman of our board of directors.  Pursuant to the terms of the agreement, Mr. Perry agreed to serve as the chairman of our board of directors on a part time basis and has undertaken to devote 50%-60% of his business time and attention to the development of our business.  Mr. Perry’s service as the chairman of our board of directors is for an unlimited period, however each party may terminate the agreement without cause by giving 90 days’ notice to the other party.  Mr. Perry is entitled to receive as compensation for his services as chairman of our board of directors a monthly fee of NIS 50,000 (approximately $13,000) effective as of the date of his appointment as chairman of our board of directors on January 1, 2008.  Such compensation is linked to the Israeli consumer price index and will be adjusted every six months.  In addition, in the event that our annual income before taxes (after deduction of any and all bonuses paid to all other employees including our chief executive officer, and excluding any non-recurring capital gain or loss), will be higher than $3,000,000, or the Base Amount we will pay Mr. Perry an annual bonus that will be equal to 5% of our company’s annual income before taxes, but in any event not more than $500,000 per year.  On January 1 of each year, the Base Amount is increased by 10% per year.  Mr. Perry is also entitled to receive all customary social benefits such as managers insurance and education fund, such amount will be paid to him or to third parties for his benefit.  Mr. Perry was also granted options to purchase 300,000 ordinary shares of our company, exercisable at a price of $7.59 per share.  The options vest in three equal installments of 100,000 ordinary shares each on August 20, 2010, August 20, 2011 and August 20, 2011.  Each tranche will expire three years after the applicable vesting date. In November 2008, our agreement with Mr. Perry was amended, pursuant to which until September 1, 2008, Mr. Perry was engaged by us as an as independent contractor through a company controlled by him and after September 1, 2008, is an employee of our company.  Such amendment was approved in January 2008 by our audit committee and board of directors without shareholder approval in accordance with the Companies Regulations (Relief from Related Party Transactions) 5760-2000, promulgated under the Israeli Companies Law, since such amendment is solely for the benefit of the our company.

On May 13, 2008, Ki Corporation, a company wholly-owned by Mr. Nathan Kirsh, our controlling shareholder, granted to Mr. Jacob Perry, the executive chairman of our Board of Directors, the right to purchase 100,000 shares held by such entity, upon the same terms and conditions that apply to the exercise of the options to purchase 300,000 of our ordinary shares granted to Mr. Perry under his employment agreement.  Accordingly, Mr. Perry has the right to purchase the shares in three equal annual installments commencing on August 20, 2010 at a price of $7.59 per share.  The right to purchase each installment expires after three years.

Our former U.S. subsidiary, Smart Interactive Systems Inc., provided video monitoring services to companies controlled by Mr. Nathan Kirsh, our principal shareholder and a director.  The terms of the contracts under which we made sales to these companies were negotiated on an arm’s length basis and the terms of such contracts were no more favorable to these companies than those it could have obtained from an unaffiliated third party.  Our sales to these companies during the year ended 2007 amounted to $781,000.  In December 2007, we disposed of our U.S. based video monitoring business.

We have entered into retirement agreements with certain of our officers, pursuant to which we made post employment and retirement payments in the aggregate amount of approximately $0.3 and $1.9 million for the years ended December 31, 2008 and 2009, respectively.  Of such amount, in the year ended December 31, 2009, we paid approximately $1.5 million to Mr. Izhar Dekel, our former President and chief executive officer, who had been employed by our company and served in various positions from 1984 until February 2009.  Such payment includes consideration for a non-compete undertaking as well as severance payments and other retirement related payments in accordance with Mr. Dekel’s retirement agreement and Israeli law.

C.    Interests of Experts and Counsel.

Not applicable.

ITEM 8.	Financial Information

A.    Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

See the consolidated financial statements included under Item 18, “Financial Statements.”

Export Sales

In 2007, 2008 and 2009, the total amount of our revenues from our facilities located outside of Israel to customers outside of Israel was approximately $39.4 million, $35.1 million and $30.1, respectively, or 62.9%, 61.5% and 56.7% of our total revenues, respectively.  In 2007, 2008 and 2009, the total amount of our export revenues from our Israeli facilities to countries outside of Israel was approximately $7.6 million, $9.9 million and $10.7 million, respectively, or 12.1%, 17.4% and 19.6% of our total revenues, respectively.

Legal Proceedings

In May 2005, we entered into an agreement to supply comprehensive security solutions for a sensitive site in Eastern Europe.  We commenced the project and delivered some of the equipment and other deliverables to the customer in 2005.  In April 2006, the customer informed us that it was canceling the agreement due to errors in the design documents that we had submitted.  In addition, the customer did not make payments required under the agreement.  We denied all of the allegations and the case was referred to arbitration.

On June 6, 2007, the Court of Arbitration issued its decision in the arbitration and stated that the agreement concluded between us and the customer was void due to legal mistakes made by the customer in the tender process.  Based on such decision, we decided to initiate a new legal action against the customer and seek compensation for the damages that we incurred.  In March 2010, the Court of Arbitration determined that the customer is liable for certain expenses incurred by us in connection with the negotiation and execution of the agreement due to the customer’s wrongful behaviour during the negotiations.  In addition, the Court of Arbitration determined that the customer is liable for damages caused to us due to the customer’s unjust enrichment resulting from its failure to pay for certain deliveries made by us.  The Court of Arbitration’s decision is subject to appeal.  The scope of our damages will be determined in future proceedings.

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

The distribution of dividends also may be limited by Israeli law, which permits the distribution of dividends only out of profits (as defined by the Israeli Companies Law) or otherwise upon the permission of the court.  “Profits’’ are defined in the Israeli Companies Law as the balance of surpluses, or the surpluses accumulated over the past two years, whichever is the greater, in accordance with the latest adjusted financial statements, audited or reviewed, prepared by the company, provided that the date in respect of which the statements were prepared is no earlier than six months prior to the date of distribution.  ‘‘Surplus’’ means sums included in a company’s shareholders’ equity originating from the net profit of the company, as determined according to generally accepted accounting principles, and sums other than share capital or premiums that are included in shareholders’ equity under generally accepted accounting principles and that the Minister of Justice has prescribed to be considered surplus.

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

A.    Offer and Listing Details.

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low

2005	$12.22	$7.87	NIS 53.45	NIS 35.74
2006	$14.20	$8.51	NIS 64.78	NIS 36.10
2007	$12.00	$6.26	NIS 51.00	NIS 23.50
2008	$9.30	$4.61	NIS 32.44	NIS 18.60
2009	$6.40	$3.08	NIS 24.50	NIS 13.00

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated and any subsequent period, the high and market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low
2008
First Quarter	$7.70	$5.09	NIS 28.20	NIS 19.00
Second Quarter	$8.81	$5.84	NIS 29.55	NIS 19.00
Third Quarter	$9.30	$6.80	NIS 32.44	NIS 23.01
Fourth Quarter	$8.87	$4.61	NIS 31.97	NIS 18.60

2009
First Quarter	$6.40	$3.79	NIS 24.50	NIS 16.00
Second Quarter	$4.95	$3.80	NIS 19.97	NIS 16.00
Third Quarter	$5.42	$3.63	NIS 20.39	NIS 14.60
Fourth Quarter	$4.55	$3.08	NIS 16.37	NIS 13.00

2010
First Quarter	$4.70	$3.50	NIS 16.86	NIS 13.70

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low
September 2009	$4.28	$3.63	NIS 16.79	NIS 14.60
October 2009	$4.38	$4.00	NIS 16.37	NIS 15.01
November 2009	$4.11	$3.46	NIS 15.80	NIS 13.50
December 2009	$4.55	$3.08	NIS 14.50	NIS 13.00
January 2010	$4.70	$3.90	NIS 16.86	NIS 14.00
February 2010	$4.42	$3.64	NIS 16.26	NIS 14.52
March 2010	$4.05	$3.50	NIS 14.90	NIS 13.70

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

For a discussion of Israeli law concerning a director’s fiduciary duties and the approval of transactions with office holders, see Item 6.C. “Directors, Senior Management and Employees-Board Practices - Approval of Related Party Transactions under Israeli Law.”

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

Voting Rights.  Holders of ordinary shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.  Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Generally, resolutions are adopted at the general meeting of shareholders by an ordinary resolution, unless the Israeli Companies Law or our articles of association require an extraordinary resolution.  An ordinary resolution, such as a resolution approving the declaration of dividends or the appointment of auditors, requires approval by the holders of a simple majority of the shares represented at the meeting, in person or by proxy, and voting on the matter.  An extraordinary resolution requires approval by the holders of at least 75% of the shares represented at the meeting, in person or by proxy, and voting on the matter.  The primary resolutions required to be adopted by an extraordinary resolution of the general meeting of shareholders are resolutions to:

●	amend the memorandum of association or articles of association;

●	change the share capital, for example by increasing or canceling the authorized share capital or modifying the rights attached to shares; and

●	approve mergers, consolidations or winding up of our company.

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

Rights to Share in the Company’s Profits.  Our shareholders have the right to share in our profits distributed as a dividend or any other permitted distributions.  See this Item 10B. “Additional Information – Memorandum and Articles of Association – Rights Attached to Shares – Dividend Rights.”

Liquidation Rights.  Article 111 of our articles of association provides that upon any liquidation, dissolution or winding-up of our company, our remaining assets shall be distributed pro-rata to our ordinary shareholders.

Redemption.  Under Article 38 of our articles of association, we may issue redeemable stock and redeem the same.

Capital Calls.  Under our memorandum of association and the Israeli Companies Law, the liability of our shareholders is limited to the par value of the shares held by them.

Substantial limitations on shareholders.  See Item 6.C. “Directors, Senior Management and Employees-Board Practices–Approval of Related Party Transactions.”

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

Provisions Restricting a Change in Control of Our Company

The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction.  The approval of the board of directors of both companies is subject to such boards’ confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors.  Each company must notify its creditors about the contemplated merger.  Under our articles of association, such merger must be approved by a resolution of the shareholders, as explained above.  The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder.  For purposes of the shareholders approval, the merger shall not be deemed as granted unless the court determines otherwise, if it is not supported by the majority of the shares represented at the general meeting, other than those shares that are held by the other party to the merger or by any shareholder holding 25% or more of the outstanding share capital of the company or the right to appoint 25% or more of the members of the board of directors.  See also Item 6C. “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

The Israeli Companies Law also provides that an acquisition of shares of a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company.  An acquisition of shares of a public company must also be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company and there is no existing 45% or greater shareholder in the company.  These requirements do not apply if the acquisition (i) was made through a private placement that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company.  The special tender offer must be extended to all shareholders but, the offer may include explicit limitations allowing the offeror not to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  The special tender offer may be effected only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of the outstanding shares, the acquisition must be made by means of a tender offer for the entire outstanding shares.  In such event, if less than 5% of the outstanding shares are not tendered in the tender offer, all the shares of the company will be deemed as tendered and sold.  However, if more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire any shares at all.  The law provides for appraisal allowing any shareholder to file a motion to the court within three months following the consummation of a full tender offer.

In addition, the purchase of 25% or more of the outstanding share capital of a company or the purchase of substantial assets of a company requires, under certain conditions, the approval of the Restrictive Practices Authority.  Furthermore if the target company has received tax incentives of grants from the Office of the Chief Scientist, changes in ownership may require also the approval of the tax authorities or the Office of the Chief Scientist, as applicable.

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

General Corporate Tax Structure

Israeli companies are subject to income tax on their worldwide income regardless of the territorial source of such income.  Generally, Israeli companies are subject to “corporate tax” on their taxable income. Israeli companies were generally subject to corporate tax at the rate of 26% in 2009, which was reduced to 25% in 2010.  Following an amendment to the Israeli Tax Ordinance, which came into effect on January 1, 2009, the corporate tax rate is scheduled to decrease as follows: 24% for the 2011 tax year, 23% for the 2012 tax year, 22% for the 2012 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter.  Capital gains derived after January 1, 2003 (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) are generally subject to tax at a rate of 25%.  However, the effective tax rate payable by a company that derives income from an “Approved Enterprise,” discussed further below, may be considerably less.  See “–Tax Benefits under the Law for the Encouragement of Capital Investments, 1959.”

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

Tax Benefits for Research and Development

Israeli tax law allows, under specified conditions, a tax deduction for expenditures, including capital expenditures, in the year incurred relating to scientific research and development projects, if the expenditures are approved by the relevant Israeli Government ministry, determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking such deduction.  However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects.  Expenditures not so approved are deductible over a three-year period

Encouragement of Capital Investments Law, 5719-1959

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

●
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

●
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

●
Amortization, under certain conditions, of purchases of know-how and patents and of rights to use a patent and know-how which are used for the development or advancement of the company, over an eight-year period for tax purposes;

●	Right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies; and

●	Accelerated depreciation rates on equipment and buildings; and

●	Deductions over a three-year period of expenses in connection with the issuance and listing of shares on a recognized stock market.

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

The terms of the Israeli government participation also require that products developed with government grants be manufactured in Israel.  However, under regulations promulgated under the Research Law, upon the approval of the OCS, some of the manufacturing volume may be performed outside Israel, provided that the grant recipient pays royalties at an increased rate, up to 300% of the received grant, depending on the percentage of manufacturing being transferred abroad.   The Research Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the prior approval of the research committee of the OCS.  The Research Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel.  No approval is required for the sale or export of any products resulting from such research and development.

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

Taxation under Inflationary Conditions

The Income Tax (Inflationary Adjustments) Law, 5745- 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation.  The Inflationary Adjustments Law is highly complex.  Its features which are material to us can be described as follows:

●	There is a special tax adjustment for the preservation of equity whereby some corporate assets are classified broadly into fixed assets and non-fixed assets.

●
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

●	Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli consumer price index.

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

Capital Gains Tax on Sales of Our Ordinary Shares by Foreign Holders

Under income tax regulations foreign residents of Israel, who sell shares of an Israeli company publicly traded on a recognized stock exchange outside of Israel, will be exempt from tax subject to the satisfaction of all following conditions:

●	The capital gain is not attributable to a permanent establishment in Israel.

●	The shares were purchased after the first initial public offering on the recognized stock exchange outside of Israel.

●	The provisions of the Income Tax Law (Inflationary Adjustments), 1985 do not apply to such gain

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

United States Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets.  This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.  This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares.  This summary does not discuss all the tax consequences that may be relevant to a U.S. Holder in light of such holder's particular circumstances or U.S. Holders subject to special rules, including persons that are non-U.S. Holders, broker-dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax-exempt organizations, regulated investment companies, taxpayers whose functional currency is not the U.S. dollar, persons who hold the ordinary shares through partnerships or other pass-through entities, persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, investors that actually or constructively own 10 percent or more of our voting shares, and investors holding ordinary shares as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

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

If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate, discussed above, and, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund," or a QEF election, or to "mark to market" your ordinary shares, as described below:

●
you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

●
the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

●	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

●	you would be required to file an annual return on IRS Form 8621.

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

F.    Dividends and Paying Agents.

Not applicable.

G.    Statements by Experts.

Not applicable.

H.    Documents on Display.

We are subject to certain of the reporting requirements of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act.  As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm.  We also submit to the Securities and Exchange Commission reports on Form 6-K containing (among other things) press releases and unaudited financial information.  We post our annual report on Form 20-F on our website (www.magal-s3.com) promptly following the filing of our annual report with the Securities and Exchange Commission.  The information on our website is not incorporated by reference into this annual report.

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

Interest Rate Risk

Our exposure to market risk for changes in interest rates is related to our long-term and short-term loans.  Our financial expenses are sensitive to the LIBOR and prime interest rates, since our short-term loans bear prime-based interest rates and of our $2.4 million in long-term loans, $1.2 million bear a fixed interest rate, $1.1 million bear a LIBOR interest rate and $0.1 million bear prime-based interest rates.

The table below presents principal amounts and related weighted average interest rates by date of maturity for our loans:

Interest Rate Sensitivity Principal Amount by Expected Maturity Date and Weighted Average Interest Rate
(U.S. dollars in thousands)
Liabilities	2010	2011	2012	2013	Total	Fair Value at December 31, 2009
Short-term loans	$8,234	-	-	-	$8,234	$8,234
Weighted average interest rate	4.62	-	-	-	4.62	-
Long-term loans	$1,824	$501	$21	$26	$2,372	$2,372
Weighted average interest rate	3.8	0.92	2	2	3.16

Foreign Currency Exchange Risk

We sell most of our products in North America, Europe and Israel.  Our revenues are primarily denominated in U.S. dollars, Euros and NIS, while a portion of our expenses, primarily labor expenses, is incurred in NIS and Canadian Dollars.  Additionally, certain assets, especially trade receivables, as well as part of our liabilities are denominated in NIS.  As a result, fluctuations in rates of exchange between the U.S. dollar and non-U.S. dollar currencies may affect our operating results and financial condition.  The dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the U.S. dollar.  In addition, the value of our non-U.S. dollar revenues could be adversely affected by the depreciation of the U.S. dollar against such currencies.  In 2007, 2008 and 2009, the NIS appreciated by approximately 9.0%, 1.1% and 0.7% respectively, against the U.S. dollar, which had a significant adverse affect on our results of operations. In 2008, the Euro depreciated against the U.S. dollar by 5.3%, while in 2007 and 2009 the Euro appreciated against the U.S. dollar by 11.7% and 3.5%, respectively.

In addition, the U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the Canadian dollar.  In 2008, the Canadian dollar depreciated against the U.S. dollar by approximately 19.7%, while in 2007 and 2009 the Canadian dollar appreciated against the U.S. dollar by 18.4% and 16.6%, respectively.

During the years ended December 31, 2007, 2008 and 2009, foreign currency fluctuations had an adverse impact on our results of operations and we recorded foreign exchange losses, net of $792,000 and $246,000 and $1,138.000, respectively.  We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

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

We recorded $666,000, $291,000 and $0 of financial expenses related to forward contracts transactions in 2007, 2008 and 2009, respectively.

ITEM 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.	Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.  Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F.  Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective.  There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls.

Management's Report on Internal Control over Financial Reporting

Our management, including our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f).  Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.  Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009.  In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission.  Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

Management previously identified certain material weaknesses in our internal control over financial reporting relating to the European subsidiary that we acquired in 2007 and sold in December 2009.  Such weaknesses related to our recording of revenues with respect to certain projects in Africa that were reflected in our financial statements using the percentage of completion basis of accounting that were not accurately valued and the provision for warranties and penalties with respect to these projects that were under accrued.  Under the direction of our chief executive officer and chief financial officer and in consultation with our audit committee, we implemented certain measures to remediate the effectiveness of our internal control over financial reporting, including the appointment of a new financial officer for the European subsidiary.  In December 2009 we completed the sale of the subsidiary.  With these steps and actions we have remediated the material weaknesses in our internal control over financial reporting.

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

ITEM 16B.                      Code of Ethics

On April 11, 2010, we adopted an amended and restated code of ethics that revised the provisions of our previous code of ethics.  The amended and restated code of ethics reflects our growing emphasis on international operations and better addresses issues related with such activities by providing clear instructions in connection with commercial international activities.  The amended and restated code of ethics applies to our chief executive officer and all senior financial officers of our company, including our chief financial officer, chief accounting officer or controller, and persons performing similar functions.  The code of ethics is publicly available on our website at www.magal-s3.com.  Written copies are available upon request.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.                      Principal Accountant Fees and Services

Independent Public Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by our principal independent registered public accounting firm, Kost Forer Gabbay & Kasierer.  All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31
Services Rendered	2008	2009
Audit (1)	$707,000	$570,000
Tax (2)	131,000	160,000
Other (3)	38,000	43,000
Total	$876,000	$773,000
      ______________
(1)
Audit fees are for audit services for each of the years shown in the table, including fees associated with the annual audit (including audit of our internal control over financial reporting), consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)
Tax fees are for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions, tax consulting associated to international taxation, tax assessment deliberation, transfer pricing and withholding tax assessments.

(3)
Other fees primarily relate to out of pocket reimbursement of expenses, primarily traveling expenses of our auditors.   In 2009, other fees also include fees for due diligence performed in connection with a contemplated acquisition.

Pre-Approval Policies and Procedures

Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accounting firm, Kost Forer Gabbay & Kasierer and their affiliates.  Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis.  Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee.  The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D.      Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.                      Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any affiliated purchaser has purchased any of our securities during 2009.

ITEM 16F.                      Changes In Registrant’s Certifying Accountant

None.

ITEM 16G.                      Corporate Governance

Under NASDAQ Listing Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of NASDAQ Listing Rules.  A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

On July 7, 2005, we notified NASDAQ that we do not comply with the following NASDAQ requirements, and instead follow Israeli law and practice in respect of such requirements:

●
the requirement regarding the process of nominating directors.  Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders.  See Item 6.C. “Directors, Senior Management and Employees - Board Practices - Election of Directors.”

●
the requirement regarding the compensation of our chief executive officer and all other executive officers.  Instead, we follow Israeli law and practice in accordance with which our board of directors must approve all compensation arrangements for our chief executive officer and all compensation arrangements for officers are subject to the chief executive officer’s approval.  See Item 6.C. “Directors, Senior Management and Employees - Compensation.”

●
the requirement that our independent directors have regularly scheduled meetings at which only independent directors are present.  Under Israeli law independent directors are not required to hold executive sessions.

In addition, on June 30, 2006, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, as defined under NASDAQ Listing Rules.  Instead, under Israeli law and practice we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors.  However, despite such notification of non-compliance, we maintain a majority of independent directors.

PART III

ITEM 17.                      Financial Statements

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.                      Financial Statements

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Consolidated Financial Statements

Index to Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Operations	F-5
Statements of Changes in Shareholders’ Equity	F-6
Consolidated Statements of Cash Flows	F-7-F-8
Notes to Consolidated Financial Statements	F-9-F-46
Report of Independent Registered Public Accounting Firm with Respect to Subsidiary	F-47
Schedule of Valuation and Qualifying Accounts	84

ITEM 19.                      Exhibits

Exhibit No.	Description
1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant (2)
2.1	Specimen Share Certificate for Ordinary Share (3)
2.2	Registrant’s Stock Option Plan (1993), as amended (4)
8	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer
15.2	Consent of Salles, Sáinz - Grant Thornton, S. C. (relating to Senstar Stellar Latin America, S. A. de C.V.)
_______________
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

AS OF DECEMBER 31, 2009

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MAGAL SECURITY SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Magal Security Systems Ltd. ("the Company") and its subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain subsidiary, whose assets constitute approximately 3.5% of total consolidated assets as of December 31, 2008, and whose revenues constitute approximately 9.4%, 4.9% of total consolidated revenues for the years ended December 31, 2007 and 2008, respectively. The financial statements of this company were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for this subsidiary, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 2, 2010	A Member of Ernst & Young Global

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2008	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,835	$11,869
Marketable securities (Note 3)	1,000	-
Short-term bank deposits	1,228	1,807
Restricted deposit	3,223	-
Trade receivables (net of allowance for doubtful accounts of $ 1,506 and $ 911 at December 31, 2008 and 2009, respectively)	15,800	12,328
Unbilled accounts receivable	5,055	5,892
Other accounts receivable and prepaid expenses (Note 4)	4,607	1,573
Deferred income taxes	1,321	272
Inventories (Note 5)	12,728	10,912
Costs incurred on long-term contracts (Note 2m)	7,646	-

Total current assets	69,443	44,653

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term trade receivables	1,839	1,753
Long-term loan (Note 12h)	519	200
Long-term deposits	1,826	40
Escrow deposit (Note 1b)	860	-
Severance pay fund	2,763	2,476

Total long-term investments and receivables	7,807	4,469

PROPERTY AND EQUIPMENT, NET (Note 6)	8,441	9,178

DEFERRED INCOME TAXES	37	-

OTHER INTANGIBLE ASSETS, NET (Note 7)	2,888	269

GOODWILL (Note 1b, 2l)	1,874	2,053

ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS (Note 1c)	47	28

Total assets	$90,537	$60,650

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2008	2009
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit (Note 9)	$23,182	$8,234
Current maturities of long-term bank debt (Note 11)	813	1,824
Trade payables	13,145	4,018
Customer advances	1,735	2,330
Other accounts payable and accrued expenses (Note 10)	14,328	7,780

Total current liabilities	53,203	24,186

LONG-TERM LIABILITIES:
Long-term bank debt (Note 11)	2,282	548
Deferred income taxes	343	-
Accrued severance pay	3,823	3,562

Total long-term liabilities	6,448	4,110

LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS (Note 1c)	168	45

COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)

SHAREHOLDERS' EQUITY (Note 13):
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 19,748,000 shares at December 31, 2008 and 2009; Issued and outstanding: 10,396,548 shares at December 31, 2008 and 2009	3,225	3,225
Additional paid-in capital	48,043	48,741
Accumulated other comprehensive income	2,472	3,849
Foreign currency translation	3,293	3,890
Accumulated deficit	(26,315)	(27,450)

Total Magal shareholders' equity	30,718	32,255
Non controlling interest	-	54

Total shareholders' equity	30,718	32,309

Total liabilities and shareholders' equity	$90,537	$60,650

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2007	2008	2009

Revenues	$62,695	$57,105	$54,518
Cost of revenues	38,156	37,559	33,331

Gross profit	24,539	19,546	21,187

Operating expenses:
Research and development	5,310	5,556	4,816
Selling and marketing, net	11,073	12,953	10,864
General and administrative	6,057	10,243	8,372
Impairment of goodwill and other intangible assets (Note 1d,7b)	-	2,772	-
Post employment and termination benefits (Note 2t)	904	2,582	-

Total operating expenses	23,344	34,106	24,052

Operating income (loss)	1,195	(14,560)	(2,865)
Financial expenses, net (Note 18)	2,059	1,314	1,568

Loss before income taxes	(864)	(15,874)	(4,433)
Income taxes (Note 15)	276	3,066	864

Loss from continuing operations	(1,140)	(18,940)	(5,297)
Income (loss) from discontinued operations, net (Note 1)	3,022	(13,662)	4,216

Net income (loss)	1,882	(32,602)	(1,081)
Less: net income attributable to non-controlling interest	-	-	54

Net income (loss) attributable to Magal shareholders	$1,882	$(32,602)	$(1,135)

Basic and diluted earnings (loss) per share from continuing operations	$(0.11)	$(1.82)	$(0.52)
Basic and diluted earnings (loss) per share from discontinued operations	0.29	(1.32)	0.41

Basic earnings (loss) per share (Note 14)	$0.18	$(3.14)	$(0.11)

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in Capital	Accumulated other comprehensive income (loss)	Foreign currency translation – the Company	Retained earnings (accumulated deficit)	Non-controlling interest	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2007	10,391,548	$3,224	$47,681	$2,314	$297	$4,634	$-	-	$58,150
Cumulative impact of change in accounting for uncertainty in income taxes (Fin 48)	-	-	-	-	-	(229)	-	-	(229)
Stock-based compensation			83	-	-		-	-	83
Exercise of stock options	5,000	1	42	-	-		-	-	43
Comprehensive income (loss):
Net income	-	-	-	-	-	1,882	-	$1,882	1,882
Unrealized gain on forward contracts, net	-	-	-	31	-	-	-	31	31
Unrealized loss from available-for-sale securities, net	-	-	-	(134)	-	-	-	(134)	(134)
Foreign currency translation adjustments	-	-	-	3,460	2,292	-	-	3,460	5,752

Total comprehensive income								$5,239

Balance as of December 31, 2007	10,396,548	3,225	47,806	5,671	2,589	6,287	-	-	65,578
Stock-based compensation	-	-	237	-	-	-	-	-	237
Comprehensive income (loss):
Net loss	-	-	-	-	-	(32,602)	-	$(32,602)	(32,602)
Realized loss from available-for-sale securities	-	-	-	151	-	-	-	151	151
Foreign currency translation adjustments	-	-	-	(3,350)	704	-	-	(3,350)	(2,646)

Total comprehensive loss								$(35,801)

Balance as of December 31, 2008	10,396,548	3,225	48,043	2,472	3,293	(26,315)	-	-	30,718
Stock-based compensation	-	-	542	-	-	-	-	-	542
Stock-based compensation – granted by related party	-	-	156	-	-	-	-	-	156
Comprehensive income (loss):
Net loss	-	-	-	-	-	(1,135)	54	$(1,081)	(1,081)
Realized foreign currency translation adjustments from sale of subsidiary	-	-	-	(789)	-	-	-	(789)	(789)
Foreign currency translation adjustments	-	-	-	2,166	597	-	-	2,166	2,763

Total comprehensive income								$296

Balance as of December 31, 2009	10,396,548	$3,225	$48,741	$3,849	$3,890	$(27,450)	$54		$32,309

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
Cash flows from operating activities:
Net income (loss)	$1,882	$(32,602)	$(1,081)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Loss (income) from discontinued operations	(3,022)	13,662	(4,216)
Depreciation and amortization	1,207	1,191	1,204
Impairment of goodwill and other intangible assets	-	2,772	-
Loss (gain) on sale of property and equipment	(31)	(9)	268
Decrease in accrued interest and exchange differences on marketable securities, short-term and long-term bank deposits and long-term loans	1,511	1,696	2
Write off of long term loan	-	550	319
Stock based compensation	83	237	698
Losses (gains) on forward contract, net	(565)	291	-
Decrease in trade receivables, net	3,124	10,595	3,889
Decrease (increase) in unbilled accounts receivable	1,805	(1,201)	(582)
Decrease in other accounts receivable and prepaid expenses	249	276	1,984
Decrease (increase) in deferred income taxes	(767)	2,359	793
Decrease (increase) in inventories	(1,524)	1,951	3,888
Decrease (increase) in long-term trade receivables	(1,848)	216	95
Increase (decrease) in trade payables	10	(1,618)	(899)
Decrease in other accounts payable and accrued expenses	(1,738)	(409)	(1,640)
Increase (decrease) in customer advances	(658)	1,202	551
Accrued severance pay, net	568	(66)	378

Net cash provided by continuing operations	286	1,093	5,651
Net cash provided by (used in) discontinued operations	9,615	(378)	120

Net cash provided by operating activities	9,901	715	5,771

Cash flows from investing activities:
Purchase of short-term deposits	-	(1,412)	-
Proceeds from sale of short-term bank deposits	5,714	11,100	1,316
Escrow deposit	(4,442)	-	920
Purchase of long-term bank deposits	-	-	(13)
Purchase of marketable securities	(5,508)	(1,968)	-
Proceeds from sale of marketable securities	5,570	3,802	918
Investment in long-term loan	(97)	(187)	-
Proceeds from sale of property and equipment	86	25	64
Purchase of property and equipment	(890)	(1,411)	(2,025)
Purchase of know-how and patents	(28)	(29)	(27)
Acquisition of subsidiary (a)	(4,081)	-	-
Proceeds from sale of subsidiary (b)	-	-	2,850

Net cash provided by (used in) continuing activities	(3,676)	9,920	4,003
Net cash provided by discontinued operations	3,212	(3,281)	(15)

Net cash provided by (used in) investing activities	(464)	6,639	3,988

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
Cash flows from financing activities:
Short-term bank credit, net	$(7,187)	$7,113	$(14,553)
Proceeds from long-term bank loans	-	-	97
Principal payment of long-term bank loans	(796)	(4,303)	(829)
Proceeds from exercise of employee stock options	43	-	-

Net cash provided by (used in) continuing operations	(7,940)	2,810	(15,265)
Net cash provided by (used in) discontinued operations	2,463	(145)	771

Net cash provided by (used in) financing activities	(5,477)	2,665	(14,494)

Effect of exchange rate changes on cash and cash equivalents	337	(2,389)	(231)

Increase (decrease) in cash and cash equivalents	4,297	7,630	(4,966)
Cash and cash equivalents at the beginning of the year	4,908	9,205	16,835

Cash and cash equivalents at the end of the year	$9,205	$16,835	$11,869

Supplemental disclosures of cash flows activities:

Cash paid during the year for:
Interest	$1,736	$1,686	$881
Income taxes	$1,189	$1,286	$431
Sale of marketable security to a former shareholder of subsidiary	$-	$4,410	$-

(a) Acquisition of Subsidiary

Fair value of assets acquired and liabilities assumed at date of acquisition;

Working capital, net	$(119)
Property and equipment	(254)
Customer related intangible assets	(6,423)
Deferred taxes	2,387
Accrued severance pay	328

	$(4,081)
(b) Proceeds of Sale of Subsidiary

Working capital, net			$(3,227)
Property and equipment			339
Accrued severance pay			(418)
Customer related intangible assets			2,614
Deferred taxes			(715)
Capital gain			4,257

			$2,850

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Magal Security Systems Ltd. ("the Company") and  its subsidiaries (together - "the Group") are engaged in the development, manufacture, marketing and sale of complex computerized security systems used to automatically detect and deter human intrusion for both civilian and military markets. The Group's systems are used in more than 75 countries around the world.

As for major customer data, see Note 17b.

b.
On August 31, 2007, the Company entered into an agreement to purchase all of the shares of a European company engaged in the installation and integration of security systems (hereinafter - the European subsidiary), in consideration for 9,300 Euros (approximately $13,600), of which 5,500 Euros were paid in 2008 as contingent consideration.

The acquisition was accounted for using the purchase method of accounting as determined in SFAS No. 141, "Business Combinations" since the transaction occurred before the adoption date of FAS 141R (as codified in ASC 805, "Business Combination") and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition.

In 2008, following the annual goodwill impairment test, the Company determined that the fair value of its European subsidiary had decreased and, as a result recorded a goodwill impairment charge of $ 8,423 (including $ 3,300 of funds prepaid on account of future earn-out payments), which was allocated to the Projects segment. In addition, the Company determined that  customer related  intangible assets of the European subsidiary in the amount of $ 1,692 that were recorded on the acquisition had been impaired, and as a result, recorded an impairment charge attributed to such intangible assets.

In September 2009, the Company resolved to discontinue the operation of the European subsidiary. The subsidiary was sold in December 2009 in consideration of 2,900 Euro (approximately $ 4,200). In addition the remaining escrow amount of approximately 620 Euros was released back to the Company.

Accordingly, the operating results and the cash flows for 2007, 2008 and 2009, as well as the capital gain at the amount of approximately $4,300 resulting from the sale, were classified as discontinued operations, in accordance with ASC 205-20 "Discontinued Operations".

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The following are the results of the operations of the European subsidiary for the years ended December 31, 2007 and 2008. The operating results of the European subsidiary during 2009 were immaterial:

	Year ended December 31,
	2007	2008

Revenues	$9,680	$13,250
Cost of revenues	6,770	13,232

Gross profit	2,910	18

Operating expenses:
Sales and marketing	1,055	4,864
General and administrative	504	9,409

Operating income (loss)	1,351	(14,255)

Financial expense, net	(82)	(692)
Tax benefit	(67)	(1,682)

Net income (loss)	$1,336	$(13,265)

The following are the major classes of assets and liabilities related to the European Subsidiary as of December 31, 2008. These amounts were not classified on the face of the Company's balance sheet as held for sale in prior periods:

December, 31 2008

Cash and cash equivalents	$2,650
Restricted deposit	3,223
Other accounts receivable and prepaid expenses	1,070
Deferred income taxes	352
Costs incurred on long-term contracts	7,646

Total current assets	14,941

Property and equipment, net	380

Other intangible assets, net	2,484

Total assets	$17,085

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

December,31 2008

Trade payables	$8,386
Other accounts payable and accrued expenses (Note 10)	5,171

Total current liabilities	13,557

Deferred income taxes	344
Accrued severance pay	372

Total long-term liabilities	716

Total liabilities	$14,273

 As of December 31, 2009 there are no balance sheet items related to the operations of the European Subsidiary.

c.
On December 24, 2007 the Company decided to sell its U.S. based video monitoring business for $ 8,500. The video monitoring business was previously reported as a separate segment in the Company's financial statements. As such, the operating results and cash flows attributed to the indoor security sensors operations and video monitoring business were presented in the Company's statements of operations and cash flows as discontinued operations. The results of operations of the video monitoring business (including capital gain at the amount of $ 2,427 from the sale of this business) for the year ended December 31, 2007 amounted to $ 1,686. During the years ended December 31, 2008 and 2009 the Company incurred costs in amounts of $ 397 and $ 42 related to the closure of this business.  Balance sheet amounts related to this business are presented as assets and liabilities attributed to discontinued operations and are expected to be settled in one to two years.

d.
Due to a decrease in the operating activities and slowdown in the business of the Company’s U.S. subsidiary, the Company determined that a goodwill impairment of $ 2,421 exists in respect of the U.S. subsidiary as of December 31, 2008 and recorded an impairment charge accordingly.

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES

                       The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

a.
Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining values of goodwill and identifiable intangible assets, revenue recognition, tax assets and tax positions, legal contingencies, and stock-based compensation costs. Actual results could differ from those estimates.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.
Financial statements in U.S. dollars:

The Company's revenues are generated in NIS, U.S. dollars, Canadian dollars and Euros. In addition, most of the Company's costs are incurred in NIS and Canadian dollars. The Company's management believes that the NIS is the primary currency of the economic environment in which the Company operates. Therefore, the functional currency of the Company is the NIS and its reporting currency is the U.S. dollar.

The functional currency of the Company's foreign subsidiaries is the local currency in which each subsidiary operates.

ASC 830 " Foreign Currency Matters" (formerly SFAS No. 52, "Foreign Currency Translation") sets the standards for translating foreign currency financial statements of consolidated subsidiaries. The first step in the translation process is to identify the functional currency for each entity included in the financial statements. The accounts of each entity are then measured in its functional currency. All transaction gains and losses from the measurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

After the measurement process is complete the financial statements are translated into the reporting currency, which is the U.S. dollar ("dollar"), using the current rate method. Equity accounts are translated using historical exchange rates. All other balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the year. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

In accordance with U.S. Securities and Exchange Commission Regulation S-X, Rule 3-20, the Company has determined its reporting currency to be the dollar. The measurement process of Rule 3-20 is conceptually consistent with that of ASC 830.

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

e.
Marketable securities:

The Company accounts for investments in debt securities in accordance with ASC 320 Investments - Debt and Equity Securities (formerly: SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities"). Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. The debt securities are classified as "available-for-sale" since the Company does not have the intent to hold the securities to maturity, and are stated at fair value. Available-for-sale securities are carried at fair value with unrealized gains and losses reported net of tax in accumulated "other comprehensive income" as a separate component of shareholders equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in financial income, net, together with accretion (amortization) of discount (premium), and interest.

The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary.

In 2009, the Company adopted an amendment to ASC 320-10 that changed the impairment and presentation model for its available-for-sale debt securities. Under the amended impairment model, an other-than-temporary impairment ("OTTI") loss is recognized in earnings, based on the entire difference between the fair value and the amortized carrying amount, if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell and it is not more likely than not that it will be required to sell a debt security, it will still need to evaluate expected cash flows to be received and determine if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. Amounts relating to factors other than credit losses are recorded in other comprehensive income.

The initial application of the amendment to ASC 320-10 did not result in any cumulative effect for the Company. During 2009 the Company sold all its remaining securities.

f.
Short-term and long-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months and less than one year, and presented at their cost.

A bank deposit with a maturity of more than one year is included in long-term bank deposits, and presented at cost.

g.
Inventories:

Inventories are stated at the lower of cost or market value. The Company periodically evaluates the quantities on hand relative to historical and projected sales volumes, current and historical selling prices and contractual obligations to maintain certain levels of parts. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories, market prices lower than cost and adjusted revenue forecasts.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

                                       Cost is determined as follows:

Raw materials, parts and supplies: using the "first-in, first-out" method.

Work in progress and finished products: on the basis of direct manufacturing costs with the addition of allocable indirect cost, representing allocable operating overhead expenses and manufacturing costs.

During 2007, 2008 and 2009, the Company recorded inventory write-offs from continued operations in the amounts of $ 646, $ 2,041 and $ 1,391, respectively. Such write-offs were included in cost of revenues.

h.         Long-term trade receivables:

Long-term trade and other receivables from extended payment agreements are recorded at their estimated present values.

i.         Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Buildings	3 – 4
Machinery and equipment	10 - 33 (mainly 10%)
Motor vehicles	15
Promotional displays	25 – 50
Office furniture and equipment	6 – 33
Leasehold improvements	By the shorter of the term of the lease or the useful life of the assets

j.         Intangible assets:

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350 Intangibles - Goodwill and Other (formally SFAS No. 142, "Goodwill and Other Intangible Assets").

Know-how is amortized over five to ten years, patents are amortized over a period of ten years and technology is amortized over eight years. Customer related assets are amortized based on the related revenues.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.
Impairment of long-lived assets:

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360 Property, Plant, and Equipment (formerly SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets") whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. For 2007 and 2009, the Company did not record any impairment charges attributable to long-lived assets. In 2008, the Company recorded an impairment charge of $ 2,043 (of which $ 1,692 is classified as discontinued operations) attributable to such intangible assets.

Effective 2009, as required by ASC 820, "Fair Value Measurements and disclosures" (formerly SFAS 157, "Fair Value Measurements", the Company applies assumptions that marketplace participants would consider in determining the fair value of its long lived assets (including finite lived intangible assets).

l.
Goodwill:

Goodwill has been recorded as a result of past acquisitions and represents the excess of the cost over the net fair value of the assets of the businesses acquired.

The Company operates in two operating segments, which also constitute its two reporting units (‘Projects’ and ‘Perimeter’). Goodwill was allocated to these two reporting units. All remaining goodwill as of December 31, 2009 is allocated to the ‘Perimeter’ reporting unit.

The Company follows ASC 350, "Intangibles – Goodwill and Other" (originally issued as SFAS 142, "Goodwill and Other Intangible Assets").

ASC 350 requires goodwill to be tested for impairment, at the reporting unit level, at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized. The Company performs its goodwill annual impairment test at December 31 of each year, or more often if indicators of impairment are present.

ASC 350 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Fair value is determined using discounted cash flows, based on the income approach, as the Company believes that this approach best approximates the reporting unit’s fair value at this time. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reporting units.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The material assumptions used for the income approach for 2009 were five years of projected net cash flows, a discount rate of 15.1% and a long-term growth rate of 1%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

Effective 2009, as required by ASC 820, "Fair Value Measurements and disclosures" (formerly SFAS 157, "Fair Value Measurements", the Company applies assumptions that market place participants would consider in determining the fair value of its reporting unit.

For 2007 and 2009, the Company did not record any impairment charges. In 2008, the Company recorded an impairment charge in the amount of $ 10,844 (of which $ 8,423 is classified as discontinued operations).

m.
Revenue recognition:

The Company generates its revenues mainly from (1) installation of comprehensive security systems for which revenues are generated from long-term fixed price contracts; (2) sales of security products; and (3) services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts.

Revenues from installation of comprehensive security systems are generated from fixed-price contracts according to which the time between the signing of the contract and the final customer acceptance is usually over one year. Such contracts require significant customization for each customer's specific needs and, as such, revenues from this type of contract are recognized in accordance with ASC 605-35 Revenue Recognition -Construction-Type and Production-Type Projects" (formerly Statement of Position ("SOP") No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts"), using contract accounting on a percentage of completion method. Accounting for long-term contracts using the percentage-of-completion method stipulates that revenue and expense are recognized throughout the life of the contract, even though the project is not completed and the purchaser does not have possession of the project. Percentage of completion is calculated based on the "Input Method".

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

The Company believes that the use of the percentage of completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and the terms of settlement, including in cases of termination for convenience. In all cases the Company expects to perform its contractual obligations and its customers are expected to satisfy their obligations under the contract.

Fees are payable upon completion of agreed upon milestones and subject to customer acceptance. Amounts of revenues recognized in advance of contractual billing are recorded as unbilled accounts receivable. The period between most instances of advanced recognition of revenues and the customers' billing generally ranges between one to six months.

Although the Company’s basic accounting policy is percentage-of-completion, the completed-contract method is used for certain contracts when the Company cannot make reasonably dependable estimates for such contracts due to inherent hazards. Inherent hazards are conditions and events that do not occur in the normal course of business. Under the completed-contract method, billings and costs are accumulated on the balance sheet under the caption "cost incurred on long-term contracts" while the contract is in progress, but no revenue is recognized until the contract is completed or substantially completed. When revenues and costs are recognized based upon substantial completion of the contract, an accrual is recorded for the estimated remaining costs to be incurred and for the estimated amounts of any unresolved claims or disputes related to the contract that are probable of payment. During 2008, the Company concluded that the projects in Africa (included in discontinued operation, see note 1b) are not typical in comparison to its other projects and identified inherent hazards related to these projects and delays in payments from the customer. The above caused the Company to conclude in 2008 that it cannot make reasonably dependable estimates to calculate the percentage of completion of these projects; therefore, the Company applied the completed-contracts method with respect to these projects from 2008.

The Company sells security products to customers according to customer orders without installation work. The customers do not have a right to return the products. Revenues from security product sales are recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition in Financial Statements", when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

Services and maintenance are performed under either fixed-price based or time-and-materials based contracts. Under fixed-price contracts, the Company agrees to perform certain work for a fixed price. Under time-and-materials contracts, the Company is reimbursed for labor hours at negotiated hourly billing rates and for materials. Such service contracts are not in the scope of  ASC 605-35, and accordingly, related revenues are recognized in accordance with SAB No. 104, as those services are performed or over the term of the related agreements provided that, an evidence of an arrangement has been obtained, fees are fixed and determinable and collectability is reasonably assured.

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

                         n.           Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718 Compensation-Stock Compensation (formerly SFAS No. 123 (revised 2004), "Share-Based Payment").

ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statement.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the accelerated attribution method over the vesting period, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

During the years ended December 31, 2007, 2008 and 2009, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $ 83, $ 237 and $ 542, respectively. In 2009 the Company recognized additional stock-based compensation expenses of $ 156, related to a transaction between two of the Company's related parties, see Note 16d.

The Company estimated the fair value of stock options granted using the Black-Scholes-Merton option-pricing model for the year ended December 31, 2007 and the Binomial Model ("Binomial Model") model thereafter. The fair value of the options was estimated by applying the Binomial Model for option pricing with adjustments for employees stock options and for the specific terms and conditions of the options. The Company believes that a lattice model (such as the Binomial Model) is more appropriate fair valuation technique in this case, because of its flexible construction that allows the Company to represent its relevant experience more accurately than the closed-form models (such as the Black and Scholes model).

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

The expected option term represents the period that the Company's stock options are expected to be outstanding and was determined based on the simplified method permitted by SAB 107 and SAB 110 as the average of the vesting period and the contractual term. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the expected life of the options. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following assumptions were used in the Black-Scholes pricing model for 2007:

2007

Dividend yield	0%
Expected volatility	62.4%
Risk-free interest	4.15%
Expected life of up to	1-7 years
Forfeiture rate	0%

The Binomial model for option pricing requires a number of assumptions, of which the most significant are the suboptimal exercise factor and expected stock price volatility. The suboptimal exercise factor is estimated using historical option exercise information. The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. Expected volatility is based upon actual historical stock price movements and was calculated as of the grant dates for different periods, since the Binomial model can be used for different expected volatilities for different periods. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the contractual term of the options. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

                    The following assumptions were used in the Binomial option pricing model for 2008 and 2009:

	2008	2009

Dividend yield	0%	0%
Expected volatility	28%-69%	34%-62%
Risk-free interest	0.36%-3.39%	0.27%-3.14%
Contractual term	1-7 years	4-9 years
Forfeiture rate	0%	0%
Suboptimal exercise multiple	1-2	1.5

                         o.       Research and development costs:

 Research and development costs incurred in the process of developing product improvements or new products, are charged to expenses as incurred, net of grants.

                         p.       Warranty costs:

The Company provides a warranty for up to 24 months at no extra charge. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized in accordance with ASC 460, "Guarantees" (formerly FASB interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others") and FASB ASC 450 "Contingencies" (formerly: SFAS No. 5, "Accounting for Contingencies"). Factors that affect the Company's warranty liability include the number of units, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The provision for warranty as of December 31, 2008 and 2009 was $ 276 and $ 492, respectively.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.        Net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC 260 "Earnings Per Share" (formerly SFAS No. 128, "Earnings Per Share").

Part of the outstanding stock options have been excluded from the calculation of the diluted earnings per share because such securities are anti-dilutive. The total weighted average number of Ordinary shares related to the outstanding options excluded from the calculations of diluted earnings per share was 36,114, 0 and 1,854 for the years ended December 31, 2007, 2008 and 2009, respectively.

r.         Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalent, marketable securities, short-term and long-term bank deposits, trade receivables, unbilled accounts receivable, long-term trade receivables and long-term loans.

Of the Company's cash and cash equivalents and short-term and long-term bank deposits at December 31, 2009, $ 7,170 is invested in major Israeli and U.S. banks, and approximately $ 6,546 is invested in other banks, mainly with Deutsche Bank, RBC Royal Bank and BBVA Bancomer. Cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally these deposits may be redeemed upon demand and therefore, bear low risk.

The short-term and long-term trade receivables of the Company, as well as the unbilled accounts receivable, are primarily derived from sales to large and solid organizations and governmental authorities located mainly in Israel, the United States, Canada, Mexico, and Europe. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection and in accordance with an aging policy. As of December 31, 2009, the Company's allowance for doubtful accounts amounted to $ 911. During the years ended December 31, 2007, 2008 and 2009, the Company recorded, $ (68), $ 755 (additional $ 468 under discontinued operations) and $ (153) of expenses (income) related to doubtful accounts, respectively. In certain circumstances, the Group may require letters of credit, other collateral or additional guarantees.

A loan granted to a third party is secured by a personal guarantee of the beneficial owner of the third party; however, management anticipates difficulties in the full repayment of the loan, (see Note 12h).

The Company has no significant off-balance sheet concentration of credit risks, such as foreign exchange contracts or foreign hedging arrangements, except derivative instruments, which are detailed in note 2w below.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.         Income taxes:

The Company accounts for income taxes in accordance with ASC 740 "Income Taxes" (formerly SFAS No. 109, "Accounting for Income Taxes"). This ASC prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

Effective January 1, 2007, the Company adopted an amendment to ASC 740 Income Taxes (formerly FIN No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109"). The amendment clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of ASC 740, the Company must review all of its tax positions and make a determination as to whether its position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely–than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue. The impact on the Company’s consolidated financial position and results of operations as a result of the adoption of the provisions of the amendment to ASC 740 in 2007 was $ 229, which was recognized as an adjustment to retained earnings.

In 2008 and 2009, the Company recorded tax benefits of $ 59 and $ 165, respectively.

t.	Severance pay:

The Company's liability for its Israeli employees severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date (the "Shut Down" method). Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for its employees in Israel is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

On December 31, 2007, the former Chairman of the Company's Board of Directors, (hereinafter - the retired chairman) retired from his position. Pursuant to his retirement agreement, the retired Chairman will be entitled to receive certain perquisites from the Company for the rest of his life. As of December 31, 2009, the actuarial value of these perquisites is estimated be approximately $ 639. This provision was included as part of accrued severance pay.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On November 10, 2008, the Company’s former President and chief executive officer (hereinafter - the retired CEO) resigned. The retirement agreement, entered into with the retired CEO amounted to $ 1,645 including consideration for a non-compete undertaking as well as severance payments and other retirement related payments in accordance with the retired CEO's retirement agreement and Israeli law. In addition, in 2008, certain senior employees were entitled to termination benefits in the aggregate amount of $ 881 related to their respective retirement from the Company. In connection with such terminations, the Company recorded an expense of $ 2,526. As of December 31, 2009 the remaining balance amounted to $ 163.

Severance expenses for the years ended December 31, 2007, 2008 and 2009, amounted to approximately $ 976 $ 3,091 and $ 1,402, respectively.

The Company and its Israeli subsidiaries have entered into an agreement with some of their employees implementing Section 14 of the Severance Pay Law and the General Approval of the Labor Minister dated June 30, 1998, issued in accordance with the said Section 14, mandating that upon termination of such employees’ employment, all the amounts accrued in their insurance policies shall be released to them. The severance pay liabilities and deposits covered by these plans are not reflected in the balance sheet as the severance pay risks have been irrevocably transferred to the severance funds.

                        u.         Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

(i)
The carrying amounts of cash and cash equivalents, marketable securities, short-term bank deposits, trade receivables, unbilled accounts receivable, short-term bank credit and trade payables approximate their fair value due to the short-term maturity of such instruments.

(ii)
The carrying amount of the Company's long-term trade receivables and long-term bank deposits approximate their fair value. The fair value was estimated using discounted cash flows analysis, based on the Group's investment rates for similar type of investment arrangements.

(iii)
The carrying amounts of the Company's long-term debt are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. As of December 31, 2009, there was no material difference in the fair value of the Company's long-term borrowings compared to their carrying amounts.

v.         Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2007, 2008 and 2009, were $ 250, $ 334 and $ 145, respectively.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.
Derivative instruments:

ASC 815, "Derivatives and Hedging" (formerly SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"), requires a company to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged.

The Company recorded $ 666, $ 291 and $ 0 in financial expenses related to forward contracts transactions, in 2007, 2008 and 2009, respectively.

x.
Fair value measurements.

Effective January 1, 2008, the company adopted ASC 820, "Fair Value Measurements and Disclosures" (formerly SFAS 157), except as it applies to the nonfinancial assets and nonfinancial liabilities subject to ASC 820-10-50-8A (formerly FSP 157-2). The Company chose to adopt the delay of the effective date of ASC 820 for one year for goodwill and customer related intangible assets. Effective January 1, 2009, the Company adopted ASC 820 for nonfinancial assets and liabilities measured at fair value on a nonrecurring basis.

ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	-	Includes other inputs that are directly or indirectly observable in the marketplace.

Level 3	-	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

y.	Reclassification:

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.
Impact of recently issued accounting standards in effect for the Company starting January 1, 2009:

In June 2009, the FASB issued a standard that established the FASB Accounting Standards Codification ("ASC") and amended the hierarchy of generally accepted accounting principles ("GAAP") such that the ASC became the single source of authoritative U.S. GAAP. Rules and interpretive releases issued by the SEC under authority of federal securities law are also sources of the authoritative GAAP for SEC registrants. All other literature is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates ("ASUs"). The ASC is effective for the Company from September 1, 2009. Throughout the notes to the consolidated financial statements references that were previously made to former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

In December 2007, the FASB issued ASC 805, "Business Combinations" (formerly SFAS 141(R), ''Business Combinations''). This Statement replaces SFAS No. 141, ''Business Combinations'', and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration and any non-controlling interest in the acquired company at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. ASC 805 also requires the acquired in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquired company, at the full amounts of their fair values (or other amounts determined in accordance with the ASC). In addition, ASC 805's requirement to measure the non-controlling interest in the acquire at fair value will result in recognizing the goodwill attributable to the non-controlling interest in addition to that attributable to the acquirer. ASC 805 is applied prospectively for all business combinations occurring after January 1, 2009, except for changes in valuation allowance related to deferred tax assets and changes in acquired income tax position originating from business combinations that occurred prior to the effective date of the ASC, which are recognized in earnings following the adoption date of the amended ASC.

Consolidation:

On January 1, 2009, the Company adopted an amendment to ASC 810, "Consolidation" (originally issued as FAS 160). According to the amendment, a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component of equity in the consolidated financial statements. As such, changes in the parent's ownership interest with no change of control are treated as equity transactions, rather than step acquisitions or dilution gains or losses. The amendment also clarifies that losses of partially owned consolidated subsidiaries shall continue to be allocated to the non-controlling interests even when their investment was already reduced to zero.

The amendment applies prospectively, except for the presentation and disclosure requirements, which should be applied retrospectively to all periods presented. The adoption added certain captions in the consolidated statement of income, "Net income" allocated to "non-controlling interest" and "Net income attributable to Magal Security Systems Ltd. Shareholders. Similarly, in the statement of changes in shareholders’ equity, the Company distinguished between equity amounts attributable to Magal Security Systems Ltd and amounts attributable to the non-controlling interest.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

In April 2008, the FASB amended ASC 350-30 (formerly FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets"). The amendment describes the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350 Intangibles-Goodwill and Other (formerly SFAS No. 142, "Goodwill and Other Intangible Assets"), the Amendment is effective for fiscal years beginning after December 15, 2008. The adoption of the amendment to the ASC did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In April 2009, the FASB issued ASC 820-10-65-4 (formerly FSP FAS No. 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly")(Codified in ASC 820). ASC 820-10-65-4 provides additional authoritative guidance to assist both issuers and users of financial statements in determining whether a market is active or inactive, and whether a transaction is distressed. ASC 820-10-65-4 is effective for the Company starting 2009 and its adoption did not have a material impact on the Company’s consolidated financial position or results of operations.

Impact of recently issued accounting standards:

In June 2009, the FASB issued an update to ASC 810, "Consolidation," which, among other things, (i) requires ongoing reassessments of whether an entity is the primary beneficiary of a variable interest entity and eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity; (ii) amends certain guidance for determining whether an entity is a variable interest entity; and (iii) requires enhanced disclosure that will provide users of financial statements with more transparent information about an entity’s involvement in a variable interest entity. The update is effective for interim and annual periods beginning after November 15, 2009. The Company does not expect the adoption of the update to have a material impact on its financial condition or results of operations.

1.
In October 2009, the FASB issued an update to ASC 605-25, "Revenue Recognition – Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to:

a)	Provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated and how the consideration should be allocated;

b)
Require an entity to allocate revenue in an arrangement using estimated selling prices ("ESP") of deliverables if a vendor does not have vendor-specific objective evidence of selling price ("VSOE") or third-party evidence of selling price ("TPE");

c)	Eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and

d)	Require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.
The mandatory adoption date is January 1, 2011, however, the Company may elect to early adopt the provisions prospectively to new or materially modified arrangements beginning January 1, 2010. The Company is currently evaluating the impact of adoption on its consolidated results of operations and financial condition.

NOTE 3:-
MARKETABLE SECURITIES

The Group invests in marketable debt securities, which are classified as available-for-sale investments.

During 2008, an-other-than-temporary impairment on marketable securities in the amount of $ 315 was recorded in finance expense. In 2009 all the Company’s available for sale securities were sold at a gain of $ 58.

In 2009 and 2007, no other than temporary impairment was recorded in earnings.

As of December 31, 2008 and 2009, the Company had investments in corporate debt securities that amounted to $ 1,000 and $ 0, respectively.

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2008	2009

Government authorities	$2,489	$578
Employees	134	92
Prepaid expenses	844	496
Advances to suppliers	444	134
Others	696	273

	$4,607	$1,573

NOTE 5:-	INVENTORIES

	December 31,
	2008	2009

Raw materials	$4,801	$3,301
Work in progress	3,088	2,661
Finished products	4,839	4,950

	$12,728	$10,912

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	PROPERTY AND EQUIPMENT

                       a.     Composition:

	December 31,
	2008	2009

Cost:
Land and buildings *)	$9,956	$10,800
Machinery and equipment	7,283	6,386
Motor vehicles	1,445	1,173
Promotional displays	1,466	1,886
Office furniture and equipment	3,095	2,883
Leasehold improvements	36	120

	23,281	23,248
Accumulated depreciation:
Buildings	3,794	3,806
Machinery and equipment	6,276	5,584
Motor vehicles	934	730
Promotional displays	1,338	1,735
Office furniture and equipment	2,483	2,195
Leasehold improvements	15	20

	14,840	14,070

Property and equipment, net	$8,441	$9,178

*)	The Company pledged a deposit of $ 1,800 as a guarantee for a mortgage of its subsidiary in the United States.

b.	Depreciation expenses amounted to $ 1,004, $ 989 and $ 1,012 for the years ended December 31, 2007, 2008 and 2009, respectively.

c.	For charges, see Note 12g.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	OTHER INTANGIBLE ASSETS, NET

a.	Composition:

	December 31,
	2008	2009
Cost:
Know-how	$1,062	$1,070
Patents	2,764	3,253
Customer related assets	6,552	-
Technology	450	366

	10,828	4,689
Accumulated amortization:
Know-how	996	1,023
Patents	2,564	3,031
Customer related assets	4,068	-
Technology	312	366

	7,940	4,420

Other intangibles, net	$2,888	$269

b.	Amortization expenses related to intangible assets amounted to $ 202, $ 553 and $ 192 for the years ended December 31, 2007, 2008 and 2009, respectively.

 The amortization expenses include impairment of know-how in the amount of $ 351, for the year ended December 31, 2008.

c.	Estimated amortization of intangible assets for the years ended:

December 31,

2010	$54
2011	52
2012	50
2013	113

$269

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2008 according to Company's reporting units are as follows:

	Perimeter	Projects	Total

As of January 1, 2008	$4,564	$1,046	$5,610

Additions	-	7,064	7,064
Impairment change	(2,421)	(8,423)	(10,844)
Foreign currency translation adjustments	(269)	313	44

As of December 31, 2008	1,874	-	1,874

Foreign currency translation adjustments	179	-	179

As of December 31, 2009	$2,053	$-	$2,053

The Company determined the fair value of each reporting unit using the Income Approach. The material assumptions used for the income approach for 2009 were five years of projected net cash flows, a discount rate of 15.1% and a long-term growth rate of 1.0%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

NOTE 9:-	SHORT-TERM BANK CREDIT

a.	Classified by currency, linkage terms and interest rates:

	Interest rate		December 31,
	2008	2009	2008	2009
	%

In or linked to NIS	4.25	4.75	$23,152	$7,709
In or linked to Canadian dollar	4	2.75	30	525

			$23,182	$8,234
Weighted average interest rates at the end of the year	4.25	4.62

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHORT-TERM BANK CREDIT (Cont.)

b.	Credit lines

	December 31,
	2008	2009

Short-term bank credit	$23,182	$8,234
Long-term bank credit	3,095	2,372
Performance guarantees	11,350	4,572

	37,627	15,178

Unutilized credit lines approximate	24,264	12,069

Total authorized credit lines approximate	$61,891	$27,247

c.
The Company's Canadian subsidiary, has undertaken to maintain general covenants and the following financial ratios and terms in respect of its outstanding credit lines: a quick ratio of not less than 1.25; a ratio of total liabilities to tangible net worth of not greater than 0.75; and tangible net worth of at least $ 9.0 million As of December 31, 2009, the Company's subsidiary was in compliance with the ratios and terms.

d.	For charges, see Note 12g.

NOTE 10:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2008	2009

Employees and payroll accruals	$2,577	$2,565
Accrued expenses	9,599	4,260
Deferred revenues	259	153
Government authorities	313	278
Income tax payable	175	439
Others	1,405	85

	$14,328	$7,780

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 U.S. dollars in thousands (except share and per share data)

NOTE 11:-	LONG-TERM BANK DEBT

a.             Classified by currency, linkage terms and interest rates:

	Linkage	Interest rate		December 31,
	terms	2008	2009	2008	2009
		%

Bank loans	U.S. $	2.75	0.87	$1,760	$1,120
Bank loan	NIS	-	2	-	89
Mortgage payable	U.S. $	5.45	5.45	1,335	1,163

				3,095	2,372
Less - current maturities				813	1,824

				$2,282	$548
Weighted average interest rates at the end of the year		3.91	3.16

b.	As of December 31, 2009, the aggregate annual maturities of the long-term loans are as follows:

2010	1,824
2011	501
2012	47

$2,372

c.	As for charges, see Note 12g.

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade ("OCS"):

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

Royalties paid to the OCS amounted to $ 143, $ 125 and $ 172 for the years ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, the Company had remaining contingent obligations to pay royalties in the amount of approximately $ 1,212.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Royalty commitments to a third party:

During 2002, the Company entered into a development agreement for planning, developing and manufacturing a security system with a third party. Under the agreement, the Company agreed to pay the third party royalty fee based on a defined formula. Under this agreement, the Company also committed to purchase a certain volume of products at a minimum amount of approximately $ 300 over 2.5 years after achievement of certain milestones. As of December 31, 2009, royalty commitments under the agreement amounted to $ 42.

c.
In September 2006, the Company signed a non-exclusive agreement with a third party for the rights to use certain intangible assets such as know-how and patents for the production, sale and marketing of a perimeter security system based on fiber-optic lines that is used mainly to protect marine sites. The contract period is two years and the Company has the right to extend the contract for an additional five years. In September 2008, the management decided to extend the option. The consideration for the license is $ 548, payable in 24 monthly installments. In addition, the Company agreed to pay royalties based on a defined formula.

In addition, the parties have signed an unlimited agreement that grants the Company the rights to provide maintenance and support for the systems previously sold by the third party. The Company agreed to pay royalties based on a defined formula. No royalties were paid or accrued as of December 31, 2009.

d.	Lease commitments:

The Group rents certain of its facilities and some of its motor vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2012.

Future minimum lease payments under non-cancelable operating lease agreements are as follows:

2010	$807
2011	496
2012	282
2013 and thereafter	1,597

$3,182

Total rent expenses for the years ended December 31, 2007, 2008 and 2009, were approximately $ 607, $ 813 and $ 806, respectively.

e.	Guarantees:

As of December 31, 2009, the Group obtained bank performance guarantees and advance payment guarantees and bid bond guarantees from several banks, mainly in Israel, in the aggregate amount of $ 4,572.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

f.	Legal proceedings:

In May 2005, the Company entered into an agreement to supply comprehensive security solutions for a sensitive site in Eastern Europe. The Company commenced the project and delivered some of the equipment and other deliverables to the customer in 2005. In April 2006, the customer informed the Company that it was canceling the agreement due to errors in the design documents that the Company submitted. In addition, the customer did not make payments required under the agreement. The Company denied all of the allegations and the case was referred to arbitration.

On June 6, 2007, the Court of Arbitration issued its decision in the arbitration and stated that the agreement concluded between the Company and the customer was void due to legal mistakes made by the customer in the tender process. Based on such decision, the Company decided to initiate a new legal action against the customer seeking compensation for the damages incurred. In March 2010, the Court of Arbitration determined that the customer is liable for certain expenses incurred by the Company in connection with the negotiation and execution of the agreement due to the customer’s wrongful behaviour during the negotiations.  In addition, the Court of Arbitration determined that the customer is liable for damages caused to the Company due to the customer’s unjust enrichment resulting from the non-payment for certain deliveries made by us.  The Court of Arbitration’s decision is subject to appeal.  The scope of damages will be determined in future proceedings.

In addition, the Company is subject to legal proceedings arising in the normal course of business. Based on the advice of legal counsel, management believes that these proceedings will not have a material adverse effect on the Company's financial position or results of operations.

g.	Charges:

As collateral for all of the Company liabilities to banks:

1.	A fixed charge has been placed on the property of the Company's subsidiary in the United States.

2.	The Company agreed not to pledge any of its assets without the consent of certain banks ("Negative pledge").

3.
In January, 2010 the Company approved a new credit arrangement and created in favor of the Banks a first degree fixed charge over its unissued share capital and its goodwill and a first degree floating charge over its factory, business, and all of its assets and rights. Upon the creation of the said fixed and floating charges the Negative Pledge shall terminate and shall have no further force and effect.

h.
In October 2006, the Company signed an agreement with a third party who consults, markets and implements projects in the security field. According to the agreement, during the first 12 months ("the agreement period"), the parties agreed to cooperate in the development of the business of the third party.

The Company granted a loan to the third party in the amount of $ 600. The Company also agreed to provide the third party with additional monthly amounts to fund its activities during the agreement period, which will not exceed $ 23 per month. The loan and the monthly amounts will bear an annual interest rate of 5%, and will be repaid in October 2011.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The Company evaluates the anticipated repayment of the loan annually. Due to anticipated difficulties in the implementation of the projects and based on ASC 310-10-35-3, "Loan Impairment" (formerly FAS 114, "Accounting by Creditors for Impairment of a Loan, an Amendment of FASB Statement No. 5 and 15"), management estimated that as per December 31, 2009, only $ 200 of the loan will probably be repaid, and therefore set a provision. The Company recorded expenses of $ 550, and $ 319 for the years ended December 31, 2008 and 2009, respectively, related to such provision.

NOTE 13:-     SHAREHOLDERS' EQUITY

a.	Pertinent rights and privileges conferred by Ordinary shares:

The Ordinary shares of the Company are listed on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange. The Ordinary shares confer upon their holders the right to receive notice to participate and vote in the general meetings of the Company and the right to receive dividends, if declared.

b.	Stock Option Plan:

On October 27, 2003, the Company's Board of Directors approved the 2003 Israeli Share Option Plan ("the 2003 Plan"). Under the 2003 Plan, stock options may be periodically granted to employees, directors, officers and consultants of the Company or its subsidiaries in accordance with the decision of the Board of Directors of the Company (or a committee appointed by it). The Board of Directors also has the authority to determine the vesting schedule and exercise price of options granted under the 2003 Plan.

The 2003 Plan is effective for ten years and will terminate in October 2013. Any options that are cancelled or forfeited before expiration become available for future grant.

In May 2008, the Board of Directors approved an amendment to the 2003 Plan, which was approved by the shareholders in August 2008, which increased the number of Ordinary shares available for issuance under the 2003 Plan increased by an additional 1,000,000 options and the termination of the 2003 Plan was extended from October 2013 to October 2018.

As of December 31, 2009, 171,375 Ordinary shares were available for future option grants under the 2003 Plan, as amended.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-     SHAREHOLDERS' EQUITY (Cont.)

A summary of employee option activity under the Company's stock option plans as of December 31, 2009 and changes during the year ended December 31, 2009 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual life (in months	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2009	724,500	$7.92	43.7	-
Granted	848,000	$3.88
Exercised	-	$-
Forfeited	(125,300)	$8.06

Outstanding at December 31, 2009	1,447,200	$5.54	55. 4	$68

Vested and expected to vest at December 31, 2009	1,367,200	$5.59	55.1	$68

Exercisable at December 31, 2009	269,200	$8.43	19.0	$-

The weighted-average grant-date fair value of options granted during the years ended December 31, 2008 and 2009 was $ 2.84 and $ 1.41, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2009 and the exercise price, multiplied by the number of in-the-money options). This amount changes based on the fair market value of the Company's stock. The total intrinsic value of options exercised for the year ended December 31, 2009 was $ 0, as none of the options were exercised in the aforementioned period. As of December 31, 2009, there were approximately $ 1,434 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans and $ 174 of unrecognized compensation cost related to an option granted to a related party (see Note 16d) . This cost is expected to be recognized over a period of 3.92 years.

The options outstanding as of December 31, 2009 are follows:

Options outstanding as of December 31, 2009	Exercise price	Weighted average remaining contractual life	Options exercisable as of December 31, 2009
		(In months)

169,200	$8.56	11.67	169,200
100,000	$8.22	31.50	100,000
30,000	$6.12	60.50	-
300,000	$7.59	55.67	-
178,000	$4.09	60.25	-
250,000	$7.35	64.07	-
320,000	$3.53	74.65	-
100,000	$3.48	59.11	-

1,447,200	$5.54	55.40	269,200

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-     SHAREHOLDERS' EQUITY (Cont.)

c.	Dividends:

Dividends, if any, will be declared and paid in U.S. dollars. Dividends paid to shareholders in Israel will be converted into NIS on the basis of the exchange rate prevailing at the date of payment. The Company has determined that it will not distribute dividends out of tax-exempt profits.

NOTE 14:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2007	2008	2009
Numerator:

loss from continuing operations	$(1,140)	$(18,940)	$(5,297)
Income (loss) on discontinued operations	3,022	(13,662)	4,216

Net income (loss)	$1,882	$(32,602)	$(1,081)

Denominator:

Denominator for basic net earnings per share weighted-average number of shares outstanding	10,394,989	10,396,548	10,396,548
Effect of diluting securities:
Employee stock options	36,114	-	2,076

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises	10,431,103	10,396,548	10,398,624

Basic loss per share from continuing operations	$(0.11)	$(1.82)	$(0.52)
Basic net earnings (loss) per share from discontinued operations	0.29	(1.32)	0.41

Basic net earnings (loss) per share	$0.18	$(3.14)	$(0.11)

Diluted loss per share from continuing operations	$(0.11)	$(1.82)	$(0.52)
Diluted net earnings (loss) per share from discontinued operations	0.29	(1.32)	0.41

Diluted net earnings (loss) per share	$0.18	$(3.14)	$(0.11)

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME

a.	Tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

The Company has been granted the status of an "Approved Enterprise" under the Law. Currently, there are two expansion programs under which the Company is entitled to tax benefits:

1.
On March 18, 1997, a program of the Company was granted the status of an "Approved Enterprise". The Company elected to enjoy the "alternative benefits" track - waiver of grants in return for a tax exemption. Accordingly, the Company's income from this program was tax-exempt for a period of four years, and is subject to a reduced tax rate of 10%-25% for a period ranging between three to six years (depending on the percentage of foreign ownership of the Company). The period of benefits under this program began in 1998 and terminated in 2007.

2.
On August 13, 2002, another program of the Company was granted the status of an "Approved Enterprise". The Company elected to enjoy the "alternative benefits" track - waiver of grants in return for tax exemption - and, accordingly, the Company's income from this program is tax-exempt for a period of two years, and is subject to a reduced tax rate of 10%-25% for a period of five to eight years (depending upon the percentage of foreign ownership of the Company). The benefit period for this program began in 2003 and will terminate in 2012.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval ("the year's limitation"). Please note that the year's limitation does not apply to the exemption period.

An amendment to the Law, which was published effective as of April 1, 2005 ("the Amendment"), changed certain provisions of the Law. As a result of the Amendment, a company is no longer obliged to implement an Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Benefits provisions, and therefore there is no need to apply to the Investment Center for this purpose (Approved Enterprise status remains mandatory for companies seeking grants). Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the Amendment. A company is also entitled to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment.

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export (referred to as a Beneficiary Enterprise). In order to receive the tax benefits, the Amendment states that a company must make an investment in the Beneficiary Enterprise exceeding a minimum amount specified in the Law. Such investment may be made over a period of no more than three years ending at the end of the year in which a company requested to have the tax benefits apply to the Beneficiary Enterprise ("the Year of Election").

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

Where a company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Beneficiary Enterprise and the company's effective tax rate will be the result of a weighted combination of the applicable rates. In such case, the minimum investment required in order to qualify as a Beneficiary Enterprise is required to exceed a certain percentage of the company's production assets before the expansion. The duration of tax benefits is subject to a limitation of the earlier of seven years from the Commencement Year (the commencement Years is defined as the later of (a) the first tax year in which a company had derived income for tax purposes from the Beneficiary Enterprise or (b) the year in which a company requested to have the tax benefits apply to the Beneficiary Enterprise - Year of Election) or 12 years from the first day of the Year of Election.

b.
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

Income from sources other than an "Approved Enterprise", during the benefit period was subject to tax at regular rate of 27% in 2008 (see e. below).

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

The Company's Board of Directors has decided that its policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprises" and "Beneficiary Enterprise", as such retained earnings are essentially permanent in duration.

c.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Under the Income Tax (Inflationary Adjustments) Law, 1985, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index ("Israeli CPI"). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2003 through 2006, the Company elected to measure its taxable income and file its tax returns under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an election obligated the Company for three years. Accordingly, commencing in the 2003 taxable year, results for tax purposes are measured in terms of earnings in dollars.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

Changes in the tax laws applicable to the Company:

In February 2008, the "Knesset" (Israeli Parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law with effect from 2008 and thereafter. From 2008, the results for tax purposes will be measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. The amended law includes, among other things, the elimination of the inflationary additions and deductions and the additional deduction for depreciation with effect from 2008.

d.	Tax benefits (in Israel) under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an "industrial company" as defined by this law and, as such, is entitled to certain tax benefits including accelerated depreciation, deduction of the purchase price of patents and know-how and deduction of public offering expenses.

e.	Tax rates:

1.         Tax rates applicable to the income of the Company:

Taxable income of the company is subject to tax at the rate of 27% in 2008, 26% in 2009 and 25% in 2010.

In July 2009, the Israeli Parliament (the Knesset) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the Israeli corporate tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

Following an additional amendment to the Tax Ordinance, which came into effect on January 1, 2009, an Israeli corporation may elect a 5% rate of corporate tax (instead of 25%) for income from dividend distributions received from a foreign subsidiary which is used in Israel in 2009 or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, and the period during which the dividend income will be used in Israel.

2.
The tax rates of the Company's subsidiaries range between 16%-40%. In December 2007, the tax rate in Germany was reduced to 30% from 38%. The tax reduction is effective beginning January 1, 2008. Deferred taxes have been adjusted accordingly.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

f.	Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence.

Israeli income taxes and foreign withholding taxes were not provided for undistributed earnings of the Company’s foreign subsidiaries. Undistributed earnings amounted to $ 9,000 as of December 31, 2009. The Company’s board of directors has determined that the Company will not distribute any amounts of its undistributed earnings as dividends. The Company intends to reinvest these earnings indefinitely in its foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

g.	Israeli Transfer Pricing Regulations:

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into effect ("TP Regulations"). Section 85A of the Tax Ordinance and the TP Regulations generally requires that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly. The TP Regulations did not have a material effect on the Company.

h.	Reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory rate, and the actual tax expense, is as follows:

	Year ended December 31,
	2007	2008	2009

Loss from continuing continued operations before taxes as reported in the statements of operations	$(864)	$(15,874)	$(4,433)

Tax rate	29%	27%	26%

Theoretical tax benefit	$(251)	$(4,286)	$(1,153)
Increase (decrease) in taxes:
Non-deductible items	113	194	128
Difference due to the basis of measurement of income reported for tax	(449)	-	-
Deferred taxes on current year losses for which valuation allowance was provided	765	7,293	1,139
Deferred taxes on prior year losses which valuation allowance was provided this year	-	-	*) 677
Reduction and tax rate differences in subsidiaries	15	(90)	(20)
Taxes in respect of prior years	357	107	95
Tax benefit due to discontinued operations	(134)	-	-
Other	(140)	(152)	(2)

Taxes on income in the statements of operations	$276	$3,066	$864

*)
The company recorded in 2009 valuation allowance in the amount of $ 677 relating to deferred tax on losses created in prior years by our subsidiary in Canada due to the uncertainty of their future realization.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

h.	Taxes on income (tax benefit) included in the statements of operations:

	Year ended December 31,
	2007	2008	2009

Current:
Foreign	$686	$659	$141

Deferred:
Domestic	(594)	2,357	-
Foreign	(173)	2	793

Taxes in respect of prior years:
Domestic	402	48	(16)
Foreign	(45)	-	(54)

Taxes on income from continuing operations	276	3,066	864
Tax benefit from discontinued operations	134	-

Total taxes on income	$410	$3,066	$864

i.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2008	2009

Operating loss carry forwards	$7,315	$6,948
Reserves and tax allowances	3,549	3,433

Total deferred taxes before valuation allowance	10,864	10,381
Valuation allowance	(9,849)	(10,109)

Net deferred tax assets	$1,015	$272

Domestic	$-	$-
Foreign	1,015	272

	$1,015	$272

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

j.	The domestic and foreign components of loss before taxes are as follows:

	Year ended December 31,
	2007	2008	2009

Domestic	$(3,980)	$(13,199)	$(4,330)
Foreign	3,116	(2,675)	(103)

	$(864)	$(15,874)	$(4,433)

k.        Net operating carry forward tax losses:

The Company has estimated total available carry forward tax losses of $ 18,785 to offset against future taxable income. As of December 31, 2009, the Company recorded a full valuation allowance on these carry forward tax losses due to the uncertainty of their future realization.

The Company's subsidiaries have estimated total available carry forward tax losses of $ 9,502, which may be used to offset against future taxable income, for periods ranging between 12 to 20 years. As of December 31, 2009, the Company recorded a full valuation allowance for its subsidiaries' carry forward tax losses due to the uncertainty of their future realization.

Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

l.	In December 2007, the Company finalized with the Israeli Tax Authority the tax assessment with respect to the years 2001-2004.

m.	Uncertain tax provisions

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"), primarily codified in ASC 740. The impact on the Company’s consolidated financial position and results of operations as a result of the adoption of the provisions of FIN 48 was $229, which was recognized as an adjustment to opening retained earnings.

As of December 31, 2008 and 2009 balances in respect to FIN 48 amounted to $ 294 and $ 140, respectively.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-     BALANCES AND TRANSACTIONS WITH RELATED PARTIES

                        a.             Sales to related parties:

	Year ended December 31,
	2007	2008	2009

Sales to related parties	$781	$-	$-

b.	Sales and balances to related parties represent services provided by discontinued operations.

c.
On December 31, 2007, the Company’s Chairman retired from his position. Pursuant to his retirement agreement as amended, the retired Chairman undertook not to compete with the Company for a period of three years following his retirement. In consideration, the Company agreed to pay the retired Chairman a one time payment of $ 360 payable within three months. In addition, the Chairman is entitled to receive certain perquisites from the Company for the rest of his life. The liability as of December 31, 2009 and the special post benefit expense related to the retirement agreement amounted to $ 639.

d.
In May 2008, one of the Company's major shareholders granted to the Executive Chairman of the Board of Directors the right to purchase 100,000 shares, subject to the same terms and conditions that apply to the exercise of the options the Executive Chairman received from the Company pursuant to his employment agreement. The employment agreement was approved in the Company's annual shareholders meeting on August 20, 2008 and consequently, the Chairman of the Board of Directors has the right to purchase the shares in three equal installments commencing on August 20, 2010 at a price of $ 7.59 per share. The right to purchase each installment expires after three years. The Company recorded $ 156 in deferred stock compensation expense with respect to this right in 2009.

NOTE 17:-	SEGMENT INFORMATION

The Company adopted ASC 280, "Segment Reporting" (formerly SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information"). The Company operates in three major reportable segments, which represent the Company's operating segments as follows:

1.
Perimeter security systems – The Group's line of perimeter security systems consists of the following: Microprocessor-based central control units, taut wire perimeter intrusion detection systems, INNO fences, vibration detection systems, field disturbance sensors, and other.

2.	Security turnkey projects – The Group executes turnkey projects based on the Company's security management system and acts as an integrator.

3.
Video monitoring services – The Group supplied video monitoring services through a U.S. subsidiary whose assets and business was sold on December 24, 2007. Therefore all balances and operations attributed to the video monitoring services segment are classified and presented as discontinued operations, see Note 1c.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SEGMENT INFORMATION (Cont.)

a.	The following data present the revenues, expenditures, assets and other operating data of the Company's operating segments:

	Year ended December 31,
	2007					2008					2009
	Perimeter	Projects	Other	Eliminations	Total	Perimeter	Projects	Other	Eliminations	Total	Perimeter	Projects	Other	Eliminations	Total

Revenues	$43,781	$18,487	$427	$-	$62,695	$41,126	$15,727	$252	$-	$57,105	$39,066	$15,416	$36	$-	$54,518

Depreciation and amortization	$1,087	$117	$3	$-	$1,207	$782	$409	$-	$-	$1,191	$1,166	$38	$-	$-	$1,204
Impairment of Goodwill and Other intangible assets	$-	$-	$-	$-	$-	$2,772	$-	$-	$-	$2,772	$-	$-	$-	$-	$-

Operating income (loss), before financial expenses and taxes on income	$2,260	$(844)	$(193)	$(28)	$1,195	$(9,337)	$(5,230)	$7	$-	$(14,560)	$(1,070)	$(1,812)	$17	$-	$(2,865)
Financial expenses, net					2,059					1,314					1,568
Taxes on income (tax benefit)					276					3,066					864
Income (loss) from discontinued operations, net					3,022					(13,662)					4,216

Net income (loss)					$1,882					$(32,602)					$(1,081)

	December 31,
	2007				2008				2009
	Perimeter	Projects	Other	Total	Perimeter	Projects	Other	Total	Perimeter	Projects	Other	Total

Total long-lived assets	$12,518	$8,560	$1	$21,079	$9,575	$3,623	$5	$13,203	$10,584	$910	$6	$11.500

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SEGMENT INFORMATION (Cont.)

b.	Major customer data (percentage of total revenues):

	Year ended December 31,
	2007	2008	2009

Customer A	15.0%	10.8%	19.6%

c.	Geographical information:

                                     The following is a summary of revenues within geographic areas based on end customer's location and long-lived assets:

		Year ended December 31,
		2007	2008	2009

1.	Revenues:

	Israel	$15,663	$12,097	$12,968
	Europe	18,342	15,603	10,808
	North America	14,869	15,648	13,763
	South and Latin America	6,818	4,542	3,986
	Others	7,003	9,215	12,993

		$62,695	$57,105	$54,518
2.	Long-lived assets:

	Israel	$2,955	$3,148	$4,230
	Europe	8,472	3,954	1,174
	USA	5,244	2,610	2,262
	Canada	4,189	3,309	3,590
	Others	219	182	244

		$21,079	$13,203	$11,500

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	SELECTED STATEMENTS OF INCOME DATA

        Financial expenses:

	Year ended December 31,
	2007	2008	2009

Financial expenses:
Interest on long-term debt	$(461)	$(170)	$(93)
Interest on short-term bank credit	(1,290)	(922)	(879)
Forward contracts losses	(666)	(291)	-
Foreign exchange losses	(792)	(875)	(1,378)
Marketable securities losses	-	(442)	-

	(3,209)	(2,700)	(2,350)
Financial income:
Interest on short-term and long-term bank deposits, structured notes and marketable securities	1,150	757	484
Marketable securities gain	-	-	58
Foreign exchange gains	-	629	240

	1,150	1,386	782

	$(2,059)	$(1,314)	$(1,568)

Salles Sainz Grant Thornton

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

SALLES, SAINZ - GRANT THORNTON, S.C.

By: Hector Bautista C.P.A.

Mexico City, Mexico March 27, 2009

SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
(U.S. dollars in thousands)

Balance at end of period	Translation adjustments	Provision for doubtful accounts	Balance at beginning of period
				Year ended December 31, 2009:
$911	$2	$(153)	$1,506	Allowance for doubtful debts (1)
				Year ended December 31, 2008:
$1,506	$(60)	$1,223	$343	Allowance for doubtful debts
				Year ended December 31, 2007:
$343	$27	$(68)	$384	Allowance for doubtful debts

(1)
In September 2009, our Board of Directors resolved to discontinue the operations of the European integration subsidiary that we acquired in September 2007.  The subsidiary was sold in December 2009. In Connection with the acquisition, the buyer assumed $ 444 thousands of doubtful accounts of the subsidiary.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to annual report on its behalf.

MAGAL SECURITY SYSTEMS LTD.

By:	/s/ Eitan Livneh
Name:Eitan Livneh
Title: President and Chief Executive Officer

Date: May 2, 2010