Form 20-F
period 2010-12-31
MAGAL SECURITY SYSTEMS LTD
filed 2011-04-11
CIK 896494

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Ilan Ovadia, Chief Financial Officer
Magal Security Systems Ltd.
P.O. Box 70, Industrial Zone
 Yehud 56100, Israel
+972-3-5391444 (phone), +972-3-5366245 (fax)
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

Ordinary Shares, par value NIS 1.0 per share …….…10,396,548
(as of December 31, 2010)

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

TABLE OF CONTENTS

Page No.

PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	Selected Consolidated Financial Data.	1
B.	Capitalization and Indebtedness.	2
C.	Reasons for the Offer and Use of Proceeds.	2
D.	Risk Factors.	3
ITEM 4.	Information on the Company	11
A.	History and Development of the Company.	11
B.	Business Overview.	12
C.	Organizational Structure.	22
D.	Property, Plants and Equipment.	23
ITEM 4A.	Unresolved Staff Comments	23
ITEM 5.	Operating and Financial Review and Prospects	23
A.	Operating Results.	23
B.	Liquidity and Capital Resources	37
C.	Research and Development, Patents and Licenses.	41
D.	Trend Information.	42
E.	Off-Balance Sheet Arrangements.	42
F.	Tabular Disclosure of Contractual Obligations.	42
ITEM 6.	Directors, Senior Management and Employees	43
A.	Directors and Senior Management.	43
B.	Compensation	46
C.	Board Practices	46
D.	Employees	54
E.	Share Ownership.	54
ITEM 7.	Major Shareholders and Related Party Transactions	57
A.	Major Shareholders	57
B.	Related Party Transactions.	59
C.	Interests of Experts and Counsel.	60
ITEM 8.	Financial Information	60
A.	Consolidated Statements and Other Financial Information.	60
B.	Significant Changes.	61
ITEM 9.	The Offer and Listing	62
A.	Offer and Listing Details.	62
B.	Plan of Distribution.	62
C.	Markets.	63
D.	Selling Shareholders.	63
E.	Dilution.	63
F.	Expenses of the Issue.	63
ITEM 10.	Additional Information	63
A.	Share Capital.	63
B.	Memorandum and Articles of Association.	63
C.	Material Contracts.	67
D.	Exchange Controls.	67
E.	Taxation.	67
F.	Dividends and Paying Agents.	77
G.	Statements by Experts.	77
H.	Documents on Display.	77
I.	Subsidiary Information.	78
ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	78
ITEM 12.	Description of Securities Other Than Equity Securities	79

i

ii

INTRODUCTION

Magal Security Systems Ltd. is a leading international solutions provider of safety, security, site management and intelligence gathering and compilation solutions and products.  Based on more than 25 years of experience and interaction with customers, we have developed a unique set of solutions and products, optimized for perimeter, outdoor and general security applications.  Our turnkey solutions are typically integrated and managed by sophisticated modular command and control software, supported by expert systems for real-time decision support.  Our broad portfolio of critical infrastructure protection and site protection technologies includes a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems and a sophisticated protection package for sub-surface intrusion.  A world class innovator in the development of closed circuit television, intelligence video analysis and motion detection technology for outdoor operation, we have successfully installed customized solutions and products in more than 75 countries worldwide.  Our ordinary shares are traded on the NASDAQ Global Market and on the Tel Aviv Stock Exchange under the symbol “MAGS.”  Our address on the Internet is www.magal-s3.com.  The information on our website is not incorporated by reference into this annual report.  As used in this annual report, the terms “we,” “us” and “our” mean Magal Security Systems Ltd. and its subsidiaries, unless otherwise indicated.

We have trademark rights in the United States and other national jurisdictions arising out of our trademark registrations, applications and/or use of the following trademarks and service marks: SENSTAR-STELLAR logo, the S logos, SENSTAR-STELLAR, SENSTAR-STELLAR (and design) SENSTAR, PANTHER, GUIDAR, REPELS, SENNET, PERIMITRAX,  INTELLI-FLEX, INTELLI-FIELD, INTELLIFIBER, X-FIELD, OMNITRAX, STARLED, STARNET, FRONTLINE, E-FIELD, E-FLEX, ARMOURFLEX,  FLASH, FLARE, SENTRAX, OMNITRAX, XFIELD, FLEX-PS, FLEX-PI, ULTRAWAVE, FORTIS, PIPEGUARD, DTR, PINPOINTER, DreamBox, MAESTRODB, the Magal logo and all other marks used to identify particular products and services associated with our businesses.  Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  All references in this annual report to “dollars” or “$”are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.  The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on December 31, 2010 was NIS 3.549 per $1.00.

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

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.           Selected Consolidated Financial Data.

The following selected consolidated financial data for and as of the five years ended December 31, 2010 are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP.  We have derived the following selected consolidated financial data as of December 31, 2009 and 2010 and for each of the years ended December 31, 2008, 2009 and 2010 from our consolidated financial statements set forth elsewhere in this annual report that have been prepared in accordance with U.S. GAAP.  We have derived the following selected consolidated financial data as of December 31, 2006, 2007 and 2008 and for each of the years ended December 31, 2006 and 2007 from our audited consolidated financial statements not included in this annual report.  The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5 “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

	Year Ended December 31,
	2006(1)	2007(1)(2)	2008(2)	2009(2)	2010
	(in thousands except per share data)
Consolidated Statement of Operations Data:
Revenues	$63,600	$62,695	$57,105	$54,518	$49,699
Cost of revenues	37,236	38,156	37,559	33,404	31,400
Gross profit	26,364	24,539	19,546	21,114	18,299
Operating expenses:
Research and development, net	5,378	5,310	5,556	5,059	4,105
Selling and marketing, net	11,603	11,073	12,953	10,820	11,261
General and administrative	5,547	6,057	10,243	8,100	7,593
Impairment of goodwill and other intangible assets	-	-	2,772	-
Post employment and termination benefits	-	904	2,582	-
Total operating expenses	22,528	23,344	34,106	23,979	22,959
Operating income (loss)	3,836	1,195	(14,560)	(2,865)	(4,660)
Financial expenses, net	864	2,059	1,314	1,568	967
Income (loss) before income taxes	2,972	(864)	(15,874)	(4,433)	(5,627)
Income taxes (tax benefit)	943	276	3,066	864	602
Income (loss) from continuing operations	2,029	(1,140)	(18,940)	(5,297)	(6,229)
Income (loss) from discontinued operations, net	(1,219)	3,022	(13,662)	4,216	-
Net income (loss)	$810	$1,882	$(32,602)	$(1,081)	$(6,229)
Less: net income attributable to non-controlling interest	-	-	-	54	(24)
Net income (loss) attributable to Magal’s shareholders	$810	$1,882	$(32,602)	$(1,135)	(6,205)
Basic net earnings (loss) per share from continuing operations	$0.20	$(0.11)	$(1.82)	$(0.52)	(0.6)
Basic net earnings (loss)per share from discontinued operations	(0.12)	0.29	(1.32)	0.41	-
Basic net earnings (loss) per share	$0.08	$0.18	$(3.14)	$(0.11)	$(0.6)
Diluted net earnings (loss) per share from continuing operations	$0.20	$(0.11)	$(1.82)	$(0.52)	$(0.6)
Diluted net earnings (loss) per share from discontinued operations	$(0.12)	0.29	(1.32)	0.41	-
Diluted net earnings (loss) per share	$0.08	$0.18	$(3.14)	$(0.11)	$(0.6)
Weighted average number of ordinary shares used in computing basic net earnings per share	10,384,047	10,394,989	10,396,548	10,396,548	10,396,548
Weighted average number of ordinary shares used in computing diluted net earnings per share	10,441,824	10,431,103	10,396,548	10,398,624	10,396,548

	As of December 31,
	2006(1)	2007 (1)	2008	2009	2010
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$4,908	$9,205	$16,835	$11,869	$16,596
Short and long-term bank deposits, restricted deposits, marketable securities and escrow deposit	22,053	26,972	8,137	2,019	4,888
Working capital	39,884	41,526	16,240	20,646	26,612
Total assets	103,681	126,157	90,537	60,650	65,497
Short-term bank credit (including current maturities of long-term loans)	17,821	20,737	23,995	10,058	9,830
Long-term bank loans	7,399	3,095	2,282	548	50
Loan from related party	-	-	-	-	9,907
Total shareholders’ equity	58,150	65,578	30,718	32,309	28,016
Ordinary shares issued and outstanding	10,391,548	10,396,548	10,396,548	10,396,548	10,396,548
_____________
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

Risks Related to Our Business

We have incurred operating losses and may not be able to achieve and sustain profitable operations.  We may not have sufficient resources to fund our working capital requirements in the future.

We incurred operating losses in the last three fiscal years and we may not be able to achieve and sustain profitable operations in the future.  In the years ended December 31, 2008, 2009 and 2010, we recorded a net loss of $32.6 million, $1.1 million and $6.2 million, respectively.  As of December 31, 2010, our accumulated deficit was $33.7 million.  Even if we return to profitability, our future net income may not offset our cumulative losses.  To the extent that we continue to incur operating losses, we may not have sufficient working capital to fund our operations in the future.  If we are not able to successfully complete our proposed rights offering, we will be required to obtain financing from other sources. Such financing may not be available in the future, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, results of operations and financial condition will be materially and adversely affected.

We may not be able to implement our new strategic plan and may not be able to successfully expand our business activity and increase our sales.

In June 2010, we adopted a new strategic plan in an effort to reduce expenses and increase our business activity and sales.  We determined to focus our business on our sensor activity, broaden our sales channels and close certain technology gaps in response to new demands in the market place.  We intend to implement such strategic plan either though organic growth or the acquisition of, or investment in, businesses, products and technology that complement our business.  We also intend to improve our presence in selected territories in order to increase our exposure to small and medium size business opportunities as a solution provider. We may not be able to implement our new strategic plan and may not be able to successfully expand our business activity and increase our sales.  If we are successful in the implementation of our strategic plan, we may be required to hire additional employees in order to meet customer demands, and if we are unable to attract or retain qualified employees, our business could be adversely affected.

Unfavorable global economic conditions may adversely affect our customers, which directly impacts our business and results of operations.

Our operations and performance depend on our customers, including those from the governmental sector, having adequate resources to purchase our products.  The turmoil in the credit markets and the global economic downturn during 2008 and 2009 generally adversely impacted our customers and potential customers.  Although global economic conditions have stabilized or improved, there is continuing economic uncertainty.  Customers have reduced and may continue to reduce their purchasing activities in response to lack of credit, economic uncertainty, budget deficits and concern about the stability of markets in general, and have reduced or delayed purchases of our products.  As a result of slow moving inventory due to a global economic slowdown, we may be required in the future to record impairment charges relating to the carrying value of our intangible assets and goodwill, increase our reserves for doubtful accounts and further write-down our tax assets.  In addition, the fair value of some of our assets may decrease as a result of an uncertain economy and as a result, we may be required to record impairment charges in the future.  If global economic and market conditions or economic conditions in key markets remain uncertain or weaken further, our financial condition and operating results may be materially adversely affected.

On March 11, 2011, an earthquake off the eastern coast of Japan triggered a devastating tsunami tidal wave, causing damage and destruction.  It is too early to predict the long-term impact of this disaster on the economy of Japan and elsewhere.

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

Accordingly, governmental purchases of our systems, products and services may decline in the future as the governmental purchasing agencies may terminate, reduce or modify contracts or subcontracts if:

•	their requirements or budgetary constraints change;

•	they cancel multi-year contracts and related orders if funds become unavailable;

•	they shift spending priorities into other areas or for other products; or

•	they adjust contract costs and fees on the basis of audits.

Any such event may have a material adverse affect on us.

The loss of one or more of our key customers would result in a loss of a significant amount of our revenues.

A relatively few customers account for a large percentage of our revenues.  For the years ended December 31, 2008, 2009 and 2010, revenues generated from sales to the Israeli Ministry of Defense, or MOD, and Israeli Defense Forces, or IDF, accounted for 10.8%, 19.6% and 13.4%, respectively, of our revenues.  The MOD, IDF or any of our other major customers may not maintain their volume of business with us or, if such volume is reduced, other customers generating similar revenues may not replace the lost business.  The loss of one our more of our key customers without replacement by a customer or customers of similar volume would have a material adverse effect on our financial results.

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

We sell most of our products in North America, Europe and Israel.  Our revenues are primarily denominated in U.S. dollars, Euros and NIS, while a portion of our expenses, primarily labor expenses, is incurred in NIS and Canadian Dollars.  Additionally, certain assets, especially trade receivables, as well as part of our liabilities are denominated in NIS.  As a result, fluctuations in rates of exchange between the U.S. dollar and non-U.S. dollar currencies may affect our operating results and financial condition.  The dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the U.S. dollar.  In addition, the value of our non-U.S. dollar revenues could be adversely affected by the depreciation of the U.S. dollar against such currencies.  In 2008, 2009 and 2010, the NIS appreciated by approximately 1.1%, 0.7% and 6.0%, respectively, against the U.S. dollar, which had an adverse affect on our results of operations.  In 2008 and 2010, the Euro depreciated against the U.S. dollar by 5.3%, and 7.4%, respectively, while in 2009 the Euro appreciated against the U.S. dollar by 3.5%.  In addition, the U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the Canadian dollar.  In 2008, the Canadian dollar depreciated against the U.S. dollar by approximately 19.7%, while in 2009 and 2010 the Canadian dollar appreciated against the U.S. dollar by 16.6% and 4.9%, respectively. During the years ended December 31, 2008, 2009 and 2010, foreign currency fluctuations had an adverse impact on our results of operations and we recorded foreign exchange losses, net of $246,000, $1,138,000 and $199,000, respectively.  Our results of operations may continue to be materially adversely affected by currency fluctuations in the future.

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

A large portion of our sales is to markets outside of Israel.  For the years ended December 31, 2008, 2009 and 2010 approximately 78.8%, 76.2% and 80.2%, respectively, of our revenues were derived from sales to markets outside of Israel.  A key component of our strategy is to continue to expand in such international markets.  Our international sales efforts are affected by costs associated with the shipping of our products and risks inherent in doing business in international markets, including:

•	different and changing regulatory requirements in the jurisdictions in which we currently operate or may operate in the future;

•	fluctuations in foreign currency exchange rates;

•	export restrictions, tariffs and other trade barriers;

•	difficulties in staffing, managing and supporting foreign operations;

•	longer payment cycles;

•	difficulties in collecting accounts receivable;

•	political and economic changes, hostilities and other disruptions in regions where we currently sell or products or may sell our products in the future; and

•	seasonal reductions in business activities.

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

Our success and ability to compete depend in large part upon protecting our proprietary technology.  We have approximately 13 patents and have three patent applications pending.  We also rely on a combination of trade secret and copyright law and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology.  It is our policy to protect our proprietary rights in our products and operations through contractual obligations, including confidentiality and non-disclosure agreements with certain employees, distributors and agents, suppliers and subcontractors.  These measures may not be adequate to protect our technology from third-party infringement, and our competitors may independently develop technologies that are substantially equivalent or superior to ours.  Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws.

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

If subcontractors and suppliers terminate our arrangements with them, or amend them in a manner detrimental to us, we may experience delays in production and implementation of our products and our business may be adversely affected.

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

We may fail to maintain effective internal control over financial reporting, which could result in material misstatements in our financial statements.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting, which started in connection with our Annual Report on Form 20-F for the year ended December 31, 2006, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources.  Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting in connection with the filing of the annual report on Form 20-F for each fiscal year.  We may identify material weaknesses or significant deficiencies in our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in material misstatements in our financial statements.  Any such failure could also adversely affect the results of our management’s evaluations and annual auditor reports regarding the effectiveness of our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Risks Relating to Our Ordinary Shares

Volatility of the market price of our ordinary shares could adversely affect our shareholders and us.

The market price of our ordinary shares has been, and is likely to be, highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

•	actual or anticipated variations in our quarterly operating results or those of our competitors;

•	announcements by us or our competitors of technological innovations or new and enhanced products;

•	developments or disputes concerning proprietary rights;

•	introduction and adoption of new industry standards;

•	changes in financial estimates by securities analysts;

•	market conditions or trends in our industry;

•	changes in the market valuations of our competitors;

•	announcements by us or our competitors of significant acquisitions;

•	entry into strategic partnerships or joint ventures by us or our competitors;

•	additions or departures of key personnel;

•	political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events; and

•	other events or factors in any of the countries in which we do business, including those resulting from war, incidents of terrorism, natural disasters or responses to such events.

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

Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts.  A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.  Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn.  This, in turn, could have a material adverse effect on our operations and business.  Since September 2000, there has been an increase in unrest and terrorist activity in Israel of varying levels of severity through 2010.  In recent years, there has been an escalation in violence among Israel, Hamas, Hezbollah, the Palestinian Authority and other groups.  Recently, countries in the region have experienced political instability, the effects of which are currently difficult to assess.  Ongoing or future violence between Israel and the Palestinians as well as tension between Israel and neighboring Syria and Lebanon or Iran or political instability in the region would likely disrupt international trading activities in Israel and may have a material adverse effect on our business, financial conditions and results of operations.

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

Service of process upon our directors and officers, all of whom reside outside the United States, may be difficult to obtain within the United States.  Furthermore, since substantially all of our assets and all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or these individuals may not be collectible within the United States.

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

A.           History and Development of the Company.

We were incorporated under the laws of the State of Israel on March 27, 1984 under the name Magal Security Systems Ltd.  We are a public limited liability company under the Israeli Companies Law, 5739-1999, and operate under this law and associated legislation.  Our principal executive offices and primary manufacturing and research and development facilities are located near Tel Aviv, Israel, in the Yehud Industrial Zone.  Our mailing address is P.O. Box 70, Industrial Zone, Yehud 56100, Israel and our telephone number is +972-3-539-1444.  Our agent for service of process in the United States is Senstar Inc., 13800 Coppermine Road, Second Floor, Herndon, Virginia 20171.  Our address on the Internet is www.magal-S3.com.  The information on our website is not incorporated by reference into this annual report.

We are a leading international solutions provider of security, safety and site management solutions and products.  Based on more than 35 years of experience and interaction with customers, we have developed a unique set of solutions and products, optimized for perimeter, outdoor and general security applications.  Our turnkey solutions are typically integrated and managed by sophisticated modular command and control software, supported by expert systems for real-time decision support.  Our broad portfolio of critical infrastructure and site protection technologies includes a variety of smart barriers and fences, fence mounted detectors, virtual (volumetric) fences and gates, buried and concealed detection systems and a sophisticated protection package for sub-surface intrusion.  A world class innovator in the development of closed-circuit television, or CCTV, intelligent video analytics, or IVA, and motion detection technology for outdoor operation, we have successfully installed customized solutions and products in more than 75 countries worldwide.

New Strategic Plan.  In June 2010, we adopted a new strategic plan in an effort to establish a viable growth path for our business.  Pursuant to the strategic plan, we decided to focus our growth plan on our historical primary markets: perimeter products and solutions and turnkey projects.  We have appointed a new products sales vice president who is focused solely on the sales of our perimeter products.  We intend to increase revenues in this segment by locating new channels to promote and market our products, maintaining technology leadership, investing in our research and development activities, entering into original equipment manufacturer, or OEM, agreements and by acquiring technologies or by mergers and acquisitions.  We intend to focus on and improve our presence in emerging markets such as Brazil, Russia, India and China, or the BRIC countries, in order to increase our exposure to small and medium size business opportunities for both our perimeter products and solutions and turnkey projects segments.  We are also investing in our employees in order to enhance their professional skills and efficiency.

Bridge Loan.  To allow us to begin to implement our new strategic plan, on September 8, 2010, Ki Corporation Limited, or Ki Corporation, a company affiliated with Mr. Nathan Kirsh, our principal shareholder and a director, provided us with a bridge loan in the principal amount of $10.0 million.  If not repaid within 180 days, the bridge loan will begin to accrue interest at the rate of LIBOR + 4% per year, calculated from the date of the loan and accumulated on a quarterly basis.  However, if the $15 million rights offering that we intend to initiate during 2011 occurs within 240 days from the date of the loan, the loan will not bear any interest.  Our Audit Committee and Board of Directors believe that the loan is on terms that are favorable to our company, as the market interest rate for similar loans in Israel is approximately 6.7% per year.  The loan is due and payable on January 10, 2012, and we have an option to extend the maturity date for an additional 60 days.  Any interest will be paid together with, and in the same manner as, the principal, no later than the maturity date.  We intend to use part of the proceeds from the rights offering that we intend to initiate during 2011 for the repayment of the bridge loan, which amounts to $10.0 million as of the date of this annual report.  We have undertaken to repay such amount within five business days after the successful completion of the rights offering.

Capital expenditures. Our capital expenditures for the years ended December 31, 2008, 2009 and 2010 were approximately $1.4 million, $2.0 million and $0.4 million, respectively.  These expenditures were principally for the renovation and expansion of our offices and production facilities in Israel, as well as for computers, other machinery, commercial vehicles and equipment.  The high level of capital expenditures in 2008 and 2009 were primarily attributable to the renovation and expansion work at our executive offices and factory in Israel that we commenced in 2008 as well as the implementation of a new ERP system and an upgrade of our computer systems in Israel.

B.           Business Overview.

Overview and Strategy

We develop, manufacture, market and sell comprehensive computerized security systems to high profile customers.  Our systems are used in more than 75 countries to protect sensitive facilities, including national borders, military bases, power plants, airports, seaports, prisons, industrial sites, oil and gas facilities, refineries and municipalities from intrusion, crime, sabotage or vandalism to infrastructure, assets and personnel.

Based on more than 35 years of experience and interaction with customers, we have developed a comprehensive set of solutions and products, optimized for perimeter, outdoor and general security applications.  Our portfolio of mission critical infrastructure and site protection technologies includes a variety of smart fences and barriers, fence mounted sensors, virtual (volumetric) fences and gates, buried and concealed detection systems and a sophisticated protection package for sub-surface intrusion.  As a world class innovator in outdoor video motion detection, or VMD, and IVA applications, we deliver comprehensive IP technology and traditional CCTV solutions.

Our integrated solutions are based on a broad in-house product portfolio, complemented by OEM and third party products.  A typical turnkey solution is integrated and managed by our Fortis - a sophisticated, geographical information system, or GIS, based command and control system.

A typical turnkey project consists of the following phases:

•	Studying and understanding customers’ requirements and conducting an environmental and site analysis;

•	Conducting a terrain survey;

•	Detailed planning that is focused and tailored around the users – first responders and operators in the command and control center(s);

•	Implementation - manufacturing, purchasing, integration, testing and installing the project;

•	Commissioning and training; and

•	Post-sales support.

Our revenues are principally derived from:

•	Sales of security products;

•	Installation of comprehensive security solutions and / or turnkey projects derived from process bids leading to fixed-price contracts; and

•	Services and maintenance, based on post sale maintenance contracts.

Our primary objective is to become a leading international solution provider of safety, security and site management solutions and products.  To achieve this objective, we are implementing a business strategy incorporating the following key elements:

•
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

•
Refine and broaden our product portfolio.  We have identified the security needs of our customers and intend to enhance our current products’ capabilities, develop new products, acquire complementary technologies and products and enter into OEM agreements with third parties in order to meet those needs.

•
Refine and broaden our integration and turnkey delivery capabilities.  As a solution provider we depend on our capability to tailor specific solutions for each customer.  Our integration building blocks and our execution skills are key factors in achieving our growth and profitability.

•
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

Products and Services

General

Our products are focused around outdoor and perimeter intrusion detection systems, or PIDS, and applications contributing to security, outdoors safety and also site management.  Our products are categorized into four families of systems:

•	Perimeter security systems, consisting of a mix of PIDS technologies with physical barrier solutions;

•	CCTV systems;

•	Command and control systems; and

•	Miscellaneous systems tailored for specific vertical market needs.

Perimeter Security Systems

Perimeter security systems enable customers to monitor, limit and control access by unauthorized personnel to specific regions or areas.  High-end perimeter systems are sophisticated in nature and are used for correctional facilities, borders, nuclear and conventional power plants, air and sea ports, military installations and other high security installations.  In early 2010, two independent research organizations, Frost & Sullivan and IMS Research, recognized our company as the number one provider of PIDS technology.

Our line of perimeter security systems utilizes sophisticated sensor devices to detect and locate intruders and identify the nature of intrusions.  Our perimeter security systems have been installed along thousands of kilometers of borders and facility boundaries throughout the world, including more than 600 correctional institutions and prisons in the United States and in several other countries.  In addition, we have installed several hundred kilometers of high security smart perimeter systems along Israel’s borders.

Our line of outdoor perimeter security systems consists of the following:

•	Taut wire – hybrid perimeter intrusion detection systems with physical barrier;

•	Fence mounted vibration detection systems – mechanical, copper “microphonic” wire sensors or fiber optic sensors;

•	Smart barriers – a variety of: robust detection grids, gates and innocent looking fences, designed to protect water passages, VIP residences and other outdoor applications;

•	Buried cable sensors;

•	Electrical field disturbance sensors (volumetric); and

•	Microwave sensors.

Taut Wire Perimeter Intrusion Detection Systems

Our taut wire perimeter systems consist of wire strung at high tension between anchor posts.  Sensor posts are located at the middle between anchor posts.  These sensor posts contain one or more devices that detect changes in the tension being exerted on and by the taut wires.  Any force applied against these wires or released from them (such as by cutting) that is not within the parameters designed into the sensors themselves or programmed into the central control units, automatically triggers an alarm.  Taut wire technology provides three critical elements of protection against unauthorized intruders: deterrence, detection and delaying (until first responders may react and intercept the intruder).

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

Taut wire perimeter systems have been approved by various Israeli and U.S. security and military authorities.  We have installed several hundred kilometers of these perimeter systems along Israel’s borders to assist in preventing unauthorized entry and infiltration.  Our taut wire perimeter systems are typically sold to the end user for between $75 to $190 per meter (depending, among other things, on the model, height, density, and corrosion protection level of the system).

Fence Mounted Vibration Detection Systems

We offer various types of vibration detection systems.  While less sensitive than taut wire installations, the adaptability of these systems to a wide range of pre-existing barrier structures makes these products viable alternatives for cost-conscious customers.  Our vibration detection devices are most effective when installed on common metal fabric perimeter systems, such as chain link or welded mesh.  In our BARRICADE system, electro-mechanical sensors are attached to fence panels approximately three meters apart on any of several common types of fence structures.  Once attached to the fence, each sensor detects vibrations in the underlying structures.  The sensor system’s built-in electro-mechanical filtering combines with system input from a weather sensor to minimize the rate of false alarms from wind, hail or other sources of nuisance vibrations.  Our BARRICADE II system leverages the same configuration of the first generation and adds a ranging feature, which provides the capability to locate the exact vibrated sensor (rather than causing an alarm of a full physical segment of approximately100 meters).

Intelli-FLEX, Intelli-FIBER and fence protection systems, or FPS, microprocessor-based triboelectric and electric cable fence sensors are vibration sensitive transducers.  These systems detect any attempt to cut, climb or penetrate the fence and have microphonic properties.  The microphonic feature permits audio to be used for low-cost alarm assessment, providing users with an additional tool for determining the nature of an attempted intrusion.  Our vibration detection system is typically sold to the end user for between $15 to $60 per meter.

We recently developed and began to sell the Pinpointer, a fence-mounted vibration sensor that is capable of defining the exact location of an intrusion to within 2 to 3 meters (6.5 to 10 ft.).  While maintaining the legacy features of the original sensor, Pinpointer has the ability to identify the exact disturbed sensor along a long chain of sensors, which are typically 2 to 3 meters (6.5 to 10 ft.) apart.

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

Electrical Field Disturbance Sensors

Terrain following volumetric sensors can detect intrusions before the intruder touches the sensor.  They can be installed on buildings, free-standing posts, existing fences, walls or rooftops, and will sense changes in the electrostatic field when events, such as intruders penetrating through the wires, take place.  The system’s tall, narrow, well contained detection zone allows the sensor to be installed in almost any application and minimizes nuisance alarms caused by nearby moving objects.  Our flagship product is X-Field; it consists of a set of four and/or eight parallel field sensing wires and is sold for between $100 and $190 per meter.  We also offer a deployable volumetric sensor, used to protect military forces deployed on short notice who need fast reaction with minimal effort.

Microwave Products

We also offer a range of bi-static microwave products that are designed for stable, reliable operation in extreme outdoor environments.  Coverage distances range from 180 meters to 450 meters.  During the second quarter of 2011, we expect to launch a new version of our microwave product, which has a K band improved sensor, is fully digital and has extended processing and communication features.

CCTV Systems

We have a proven track record in delivering CCTV and IVA solutions that are designed for use in outdoor applications.

DreamBox/Maestro DB

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

Maestro DB is our new fully digital generation management platform that is designed for use in outdoor security applications.  It supports only IP streamed video from IP cameras (if the camera source is analogue, an encoder is used).  Maestro DB uses an enhanced software version of the original DreamBox and runs on COTS servers.  Maestro DB supports high resolution video inputs (megapixel and high definition).

DreamBox and Maestro DB fit any sensitive critical site that requires real-time multi-media surveillance, providing strong motion detection and analysis.  The systems are ideal for outdoor applications where cameras are covering wide areas and data may be dispersed in multiple locations, yet the entire site needs to function as a single, coherent and centrally managed data center.

Our video solutions have a proven track record in high-end vertical markets that require outdoor security such as military bases, government organizations, airports, seaports, mass transportation, correctional facilities, utilities and industrial sites.

DreamBox and Maestro DB do not try to compete with other commercial off-the-shelf CCTV products and solutions.  We are focused on high-end customers who cannot rely on standard indoor products and requires tailored, modular and flexible solutions at an affordable price.

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

The MTC-1500E is suitable for the protection of any critical object or site.  Markets for the system include airports, seaports, critical border crossings, utilities (such as oil, gas, refineries and water dams).

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

MagCam

The MagCam is a combination of day/night camera and illuminator installed within a taut wire perimeter intrusion detection system to provide complete and uniform fence surveillance under both very bright daylight and total darkness.  Combined with the DTR taut wire system’s alarm, the system displays a clear view of the alerted section and its neighboring sections, enabling the operator to verify and asses the relevant region.  Connecting the MagCam to our DreamBox or Maestro DB provides an exceptional second intrusion detecting layer based on sophisticated outdoor video analytics, such as virtual fence algorithms.

Command and Control Systems

The development of communication and IT technology has significantly affected the security market.  Multiple security systems and technologies, sometimes supplied by different vendors, can now be integrated into a unified command and control system.  We offer three types of command and control systems:

•	Fortis – a high-end comprehensive command and control system

•	StarNet 1000 - a basic security management system, or SMS; and

•	Network Manager – a middleware (software) package.

Fortis

FORTIS, a physical security information system, is a comprehensive, wide area and real time command and control solution, designed for entities requiring management of security, safety and dispatching.  It is designed to manage all daily routines and site activities, security, regular and irregular events as well as crisis situations.

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

The target markets for Fortis are municipalities, city protection applications and, as part of other integrated solutions supplied by us, for use in airport, border and homeland security applications.

StarNet 1000

StarNet 1000, an SMS, is suitable as a high-end system for basic sites, consisting of a PIDS with a few other devices.  MX is another SMS that is being sold and supported only in the United States, and we intend to retire this system during 2012.

Network Manager

Network Manager is a middleware (software) package that is as an interface between our family of PIDS sensors and any command and control solution, be it our own system or an external third party application. It is provided to integrators with a full software development kit to enable fast integration of our PIDS into any other SMS and physical security information system.

Miscellaneous Systems

Sub-Terrain Protection

We offer an innovative, covert security system known as PipeGuard that is designed to protect underground pipelines, safes and other buried assets from theft, vandalism and third-party damage.

A PipeGuard solution will include an array of standalone sensors, all communicating within a meshed network that senses any attempt to dig close to the protected assets.  It can be integrated into a full turnkey solution, including perimeter intrusion protection, ground or air patrols and alarm monitoring and control.  PipeGuard combines geophones with advanced technology recognition algorithm capabilities based on the analysis of seismic signals to effectively filter out false alarms.  This intelligent signal processing provides a high probability of detection and low false and nuisance alarm rates.

We believe that the target markets for PipeGuard are in the western and developed countries where environmental issues are, or will become, regulated.  PipeGuard is an ideal solution for alerting utility operators early enough before digging causes catastrophic damage to existing oil and gas pipes.

Life Safety / Duress Alarm Products

Our products include high reliability, personal, portable duress alarm systems to protect personnel in prisons.  These products identify individuals in distress and can pinpoint the location of the distress signal with an indoor-to-outdoor and floor-to-floor accuracy unmatched by any other product.

Flash and flare personal emergency locating systems use radio frequency technology to provide a one touch emergency system that is so small it can be worn on a belt.  The systems, sold to prisons, consist of transmitters that send distress signals to receivers mounted throughout the building.  Receivers relay the signal to a central location, indicating that someone requires assistance and their location in the building.  The systems employ automated testing procedures that help to reduce maintenance costs.  The hardware and software was developed and researched in the United States and competes against infrared and other similar technologies.

PAS is another personal alarm system that uses an ultrasonic based emergency notification system.  The system, sold mainly to prisons in the United States, allows individuals moving throughout a facility to quickly indicate their exact location in a crisis situation.

Marketing, Sales and Distribution

We believe that our reputation as a vendor of high-security products in one of the world’s most security conscious countries often provides us and our sales representatives with direct access to senior government and corporate officials in charge of security matters elsewhere.

Our sales efforts focus on:

•
Products (mainly PIDS).  Products are sold indirectly through system integrators and distribution channels.  Due to the sophistication of our products, we often need to approach end-users directly and be in contact with system integrators, however the sale is directed through a third party; and

•
Solutions.  This part of the business deals with end-customers or high-end system integrators.  We offer a full comprehensive solution, which includes our in-house portfolio of products and products manufactured by third parties.  Solutions are focused around our core strategy (outdoor security, safety and site management).  In many cases we take responsibility for the full turnkey solution and we integrate and deliver a full solution, including civil works, installation, training, warranty and after sale support.

We have sales offices in the United States, the United Kingdom, Germany, Mexico, China, Romania, Colombia and Spain, as well as in our two main offices in Israel and Canada.

The following table shows the breakdown of our consolidated revenues for the calendar years 2008, 2009 and 2010 by operating segment:

	Year Ended December 31,
	2008	2009	2010
	(In thousands)
Perimeter products	$41,378	$39,102	$33,248
Turnkey projects	15,727	15,416	17,249
Eliminations	-	-	(798)
Total	$57,105	$54,518	$49,699

Customers

The following table shows the geographical breakdown of our consolidated revenues for the calendar years 2008, 2009 and 2010:

	Year Ended December 31,
	2008	2009	2010
	(In thousands)
Israel	$12,097	$12,968	$9,838
North America	15,648	13,763	15,393
Europe	15,603	10,808	9,787
South and Latin America	4,542	3,986	9,958
Africa	1,319	1,567	345
Others	7,896	11,426	4,378
Total	$57,105	$54,518	$49,699

For the years ended December 31, 2008, 2009 and 2010, revenues generated from sales to the MOD and IDF accounted for 10.8%, 19.6% and 13.4%, respectively, of our revenues. In addition, the  Mexican Federal Prisons Authority or SSP, a client in Mexico, accounted for 11.4% of our revenues in the year ended December 31, 2010. We cannot assure you that the MOD, IDF, SSP or any of our other major customers will maintain their volume of business with us or that, if such volume is reduced, other customers generating similar revenues will replace the lost business.  The loss of one or more of our key customers without replacement by a customer or customers of similar volume would have a material adverse effect on our financial results.

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

During 2010, we derived approximately 6.4 % of our total revenues from maintenance and services.

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

Our research and development expenses during 2008, 2009 and 2010 were approximately $5.6 million, $5.1 million and $4.1 million, respectively.  In addition to our own research and development activities, we also acquire know-how from external sources.  We cannot assure you that any of our research and development projects will yield profitable results.

We have the following two development centers, each of which develops products and technologies based on its area of expertise:

•	In Israel - we develop a wide range of products including our taut wire, mechanical vibration, video and high-end SMS, command and control systems and PipeGuard; and

•
In Canada - we develop our buried cable sensors, fence mounted vibration detection systems, mechanical, copper and fiber-optic fence sensors, electrostatic volumetric detection, medium to high-end control systems, microwave detection, personal alarm systems and small to medium control systems.

Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor

We have historically sought co-financing of our development projects from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS.  We are obligated to pay royalties to the OCS, amounting to 3% to 4.5% of revenues derived from sales of the products funded with these grants and ancillary services, up to an amount equal to 100% of the grants received, linked to the U.S. dollar.  All grants received after January 1, 1999 also bear interest equal to the 12 month LIBOR rate.  The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales, no payment is required.  We paid royalties of $125,000, $172,000 and $0 in the years ended December 31, 2008, 2009 and 2010, respectively.  As of December 31, 2010, our aggregate contingent obligation to the OCS was $1.2 million.

The terms of these grants require that the manufacture of products developed with these grants be performed in Israel and prohibit transferring technology developed with grants without the prior consent of the Research Committee of the OCS.  We cannot assure you that, if requested, the OCS will grant such consent in the event we seek  to transfer any of our technology.  Each application to the OCS is reviewed separately, and we cannot assure you that the Israeli Government will continue to support our research and development.

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

Under the SR&ED tax incentive program, Canadian-controlled private corporations are entitled to an investment tax credit of 35% for the first $2 million in qualified expenditures and 20% on any excess amount.  Other Canadian corporations, proprietorships, partnerships, and trusts are entitled to an investment tax credit of 20% of all qualified expenditures.  For the years ended December 31, 2008, 2009 and 2010, our Canadian subsidiary recognized $202,000, $167,000 and $218,000, respectively, of investment tax credits.  As of December 31 2010, our Canadian subsidiary made a full valuation allowance in respect of such investment tax credits.

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

Competition

PIDS sensors.  The principal factors affecting competition in the market for security systems are a system’s high probability for detection and low probability of false and nuisance alarms.  We believe that a manufacturer’s reputation for reliable equipment is a major competitive advantage, and that such a reputation will usually be based on the performance of the manufacturer’s installed systems.  Additional competitive factors include quality of customer support, maintenance and price.

The PIDS market is very fragmented. According to Frost & Sullivan and IMS Research, we rank first based on market share with approximately 15%-20% of the market in April 2010. Our competition includes: South West Microwave Inc., Future Fiber Technology Pty, Elfar Ltd. and RB-Tec Ltd. in Israel, and Detektion Security Systems Inc., Fiber Sensys Inc., Optellios Inc, Geoquip Ltd., GPS and Cias outside of Israel.

Turn Key Projects and Solutions.  Hundreds of solution providers offer security products and services.  Most of the integrators focus on indoor applications, but some also offer outdoor solutions.  Most of the market players are local to their countries; however some are global, such as Honeywell and Siemens.  In some cases we may cooperate with global integrators or may supply equipment to them.  We believe that our principal competitors in Israel for our security products are Elbit Systems, Mer and Orad.

We believe that our principal competitor for the PipeGuard system is Future Fibre Technologies Pty. Ltd. of Australia.

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

Intellectual Property Rights

We have approximately 13 patents issued and have three patent applications pending in the United States and in several other countries and have obtained licenses to use proprietary technologies developed by third parties.  We cannot assure you:

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

We have trademark rights associated with our use of Flash and Intelli-FLEX, and rights obtained by trademark registration for Flare, Perimitrax, Panther, Intelli-FIELD, Intelli-Fiber, Flex-PS, Flex PI Ultrawave, Senstar, Senstar-Stellar and the Senstar-Stellar logo, Sentrax, Omnitrax, Xfield, DTR, Pinpointer, DreamBox, Maestro DB, Fortis, Pipeguard and the Magal logo.

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

In 2007, an Israeli law regulating export of “dual use” items (items that are typically sold in the commercial market, but which may also be used in the defense market) came into effect.  In addition, a new Defense Export Control Law was adopted in 2007 and the law’s supplemental regulations became effective in February 2008.  Such laws enhance enforcement of export control legislation, provide certain exemptions from license requirements and broaden certain areas of licensing, particularly with respect to transfer of technology.  In addition, our participation in governmental procurement processes in Israel and other countries is subject to specific regulations governing the conduct of the process of procuring defense contracts.  Furthermore, solicitations for procurements by governmental purchasing agencies in Israel and other countries are governed by laws, regulations and procedures relating to procurement integrity, including avoiding conflicts of interest and corruption in the procurement process.

In addition, antitrust laws and regulations in Israel and other countries often require governmental approvals for transactions that are considered to limit competition.  Such transactions may include cooperative agreements for specific programs or areas, as well as mergers and acquisitions.

C.           Organizational Structure.

We, or one of our subsidiaries, own 100% of the outstanding capital stock of subsidiaries operating in Canada, Colombia, Germany, Mexico, the United Kingdom, the United States, Romania and Spain.  Set forth below are our significant subsidiaries:

Subsidiary Name	Country/State of Incorporation/Organization	Ownership Percentage
Senstar Corp	Canada	100%
Senstar Stellar LA	Mexico	100%

D.           Property, Plants and Equipment.

Our principal facility in Israel is a two-story 2,533 square meter facility located on a 4,352 square meter parcel in the Yehud Industrial Zone, which is owned by us and registered in our name.  Approximately 600 square meters are devoted to administrative, marketing and management functions and approximately 700 square meters are used for engineering, system integration and customer service.  We use the remaining 1,233 square meters for production management and production operations, including manufacturing, assembly, testing, warehousing, shipping and receiving.  In 2007, we entered into a lease for a one-story 810 square meter facility located on a 1,820 square meter parcel in the Yehud Industrial Zone for $-84,000 per year for use in production and operations.  The lease is for a period of 23 years.  The products that we manufacture at our facilities in the Yehud Industrial Zone include our taut-wire intrusion detection systems, our vibration detection systems, our video-motion detection systems, MagNet, Fortis, DreamBox, PipeGuard, MTC-1500, MSS-1500 and other perimeter systems.

We own a 33,000 square foot facility in Carp, Ontario, Canada.  Approximately 9,000 square feet are devoted to administrative, marketing and management functions, and approximately 8,000 square feet are used for engineering, system integration and customer service.  We use the remaining 16,000 square feet for production operations, including cable manufacturing, assembly, testing, warehousing, shipping and receiving.  We own an additional 182,516 square feet of vacant land adjacent to this property, which is being held for future expansion.  We also rent 358,560 square feet of land near this facility for use as an outdoor sensor test and demonstration site for our products including the Perimitrax/Panther 2000 and Omnitrex buried cable intrusion detection systems, the Intelli-Field electro static detection system, the X-Field volumetric system, the Intelli-FLEX microphonic fence detection system, Flash and Flare, and various perimeter monitoring and control systems.  The rent for this site is Canadian $3,500 per year plus taxes under a lease that expires in November 2014.  In addition, we lease a 1,900 square foot facility adjacent to our Carp, Ontario property for Canadian $20,000 per year plus taxes for use as additional storage and system integration space under a month to month tenancy.

We also lease small offices in China, Colombia, Germany, Mexico, Romania, Spain, the United Kingdom, and Virginia and California in the United States, for our sales and marketing entities.  The aggregate annual rent for such offices was approximately $328,000 in 2010.

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

Our revenues are  derived from our two operating segments:

•	Perimeter Products segment - sales of perimeter products, including services and maintenance that are performed either on a fixed-price basis or pursuant to time-and-materials based contracts, and

•	Turnkey Projects segment - installation of comprehensive turnkey solutions for which revenues are generated from long-term fixed price contracts.

Perimeter Products Segment

During 2008, our Perimeter Products segment included the operations of four subsidiaries, Senstar Stellar Corp, or Senstar Canada, Senstar Gmbh, or Senstar Germany, Senstar Limited, or Senstar UK, and Magal Senstar Inc., or the U.S. Subsidiary.  The Perimeter Products segment also included our operations in Israel during 2008.  We acquired Senstar Canada and Senstar Germany in January 1997 and at the same time, established Senstar UK and considered Senstar Canada, Senstar Germany and Senstar UK as one operating unit due to the commonality of their operations and products, with Senstar Germany and Senstar UK acting as distributors for Senstar Canada.  Our U.S. subsidiary, which we acquired in September 1997, was considered a separate operating unit within the Perimeter Products segment.  In connection with our strategic plan, we consolidated certain of our subsidiaries’ operations. Accordingly, during 2010 Senstar Canada, Senstar Germany, Senstar UK and the U.S subsidiary are considered as one reporting unit within the Perimeter Products segment.  The Israeli operations of the Perimeter Products segment as well as the Spanish operations are considered as two separate reporting units within that segment.

Turnkey Projects Segment

The Turnkey Projects segment has operations worldwide and the segment includes a number of reporting units operating in Israel, Mexico, Colombia and a division of Senstar Canada.

New Strategic Plan

In June 2010 we adopted a new strategic plan, which we believe provides a foundation for the future growth in our revenues.  This projected growth, which is not expected to be immediate, is based on the growing worldwide demand for perimeter security, especially in the BRIC countries.  As part of our strategic plan, we intend to stimulate revenue growth by introducing new sales channels for our products as well as creating long-term alliances with large international integrators in order to increase the sales of our products to such integrators.  We are also investing in research and development in order to maintain our leadership position in the PIDS market.  In addition, we intend to enter into new OEM agreements, purchase third party technologies or enter into mergers and acquisitions transactions in order to maintain and enhance our technological prominence.  We also intend to increase our sales efforts for our perimeter solutions and turn-key projects in those territories where we see growing demand, such as the BRIC countries, and plan to improve our presence in these territories either through the establishment of local offices or through joint-ventures and partnering with local entities.

Business Challenges/Areas of Focus

Our primary business challenges and areas of focus include:

•	continuing the growth of revenues and profitability of our perimeter security system line of products;

•	enhancing the introduction and recognition of our new products into the markets;

•	penetrating new markets and strengthening our presence in existing markets; and

•	succeeding in selling our comprehensive turnkey solutions.

Our business is subject to the effects of general global economic conditions.  If general economic conditions or economic conditions in key markets remain uncertain or weaken further, demand for our products could be adversely affected.

Key Performance Indicators and Sources of Revenues

Our management believes that our revenues, sources of revenues and operating income (loss) are among the key performance indicators for our business.

Our revenues from our perimeter products and turnkey projects segments for the three years ended December 31, 2008, 2009 and 2010 were as follows:

	Year Ended December 31,
	2008	2009	2010
	(In thousands)
Perimeter products	$41,378	$39,102	$33,248
Turnkey projects	15,727	15,416	17,249
Eliminations	-	-	(798)
Total	$57,105	$54,518	$49,699

The increase in revenues from turnkey projects was primarily due to the operations of our Mexican subsidiary, which received a large scale project in 2010.

Our operating loss from our perimeter products and turnkey projects segments for the three years ended December 31, 2008, 2009 and 2010 were as follows:

	Year Ended December 31,
	2008	2009	2010
	(In thousands)
Perimeter products	$(9,330)	$(1,053)	$(1,641)
Turnkey projects	(5,230)	(1,812)	(2,716)
Eliminations	-	-	(303)
Total	$(14,560)	$(2,865)	$(4,660)

Our losses were primarily due to the global economic slowdown and the reduction in governments spending that began in the latter part of 2008.  As orders and new projects were delayed, competition increased and margins were squeezed.  We believe that this trend is beginning to reverse and that government spending in certain territories is returning to previous levels.  To the extent this reversal continues, we believe that the combination of increased revenues and the impact of the cost saving measures we took in 2009 and 2010 will improve our profitability.

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

Our gross margin is affected by the proportion of our revenues generated from perimeter products, turnkey projects.  Our revenues from perimeter products generally have higher gross margins than our other segment.

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

Depreciation and Amortization. The amount of depreciation and amortization attributable to our business segments for the years ended December 31, 2008, 2009 and 2010 are as follows:

	Year Ended December 31,
	2008	2009	2010
	(In thousands)
Perimeter products	$782	$1,166	$945
Turnkey projects	409	38	117
Total	$1,191	$1,204	$1,062

Financial Expenses, Net. Financial expenses, net include exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the functional currency of each entity, currency and hedge transactions, interest charged on loans from banks as well as interest income on our cash and cash equivalents and short term investments.

Tax expense.  Tax expense consists of federal, state and local taxes on the income of our business.  We paid income taxes in Germany and Canada in 2008, in Germany, Spain and Mexico in 2009 and  in Germany, Colombia and Mexico in 2010, but did not pay taxes elsewhere because of our operating losses.

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

Revenue Recognition

We generate our revenues mainly from (i) installation of comprehensive turnkey systems for which revenues are generated from long-term fixed price contracts; and (ii) sales of perimeter products, including services and maintenance that are performed either on a fixed-price basis or as time-and-materials based contracts. and (iii) services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts.

Revenues from installation of comprehensive turnkey systems are generated from fixed-price contracts according to which the time between the signing of the contract and the final customer acceptance is usually over one year.  Such contracts require significant customization for each customer’s specific needs and, as such, revenues from this type of contract are recognized in accordance with ASC, 605-35 “Revenue Recognition -Construction-Type and Production-Type Projects,” using contract accounting on a percentage of completion method.  Accounting for long-term contracts using the percentage-of-completion method stipulates that revenue and expense are recognized throughout the life of the contract, even though the project is not completed and the purchaser does not have possession of the project.  Percentage of completion is calculated based on the “Input Method.”

Turnkey projects costs include materials purchased to produce the solutions, related labor and overhead expenses and subcontractor’s costs.  The percentage to completion is measured by monitoring costs and efforts devoted using records of actual costs incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues.  The amounts of revenues recognized are based on the total fees under the agreements and the percentage of completion achieved.  Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

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

Fees are payable upon completion of agreed upon milestones and subject to customer acceptance. Amounts of revenues recognized in advance of contractual billing are recorded as unbilled accounts receivable.  The period between most instances of advanced recognition of revenues and the customers' billing generally ranges between one to six months.  As of December 31, 2010, we had recorded $2.9 million of such unbilled receivables.

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

During 2008, 2009 and 2010, we recorded inventory write-offs from continuing operations in the amounts of $2.0 million, $1.4 million and $0.3 million, respectively.  Such write-offs were included in cost of revenues.

Income taxes

We account for income taxes in accordance with ASC 740 “Income Taxes.”  This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

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

At December 31, 2010, we had a net deferred tax asset of $284,000 attributable to our subsidiaries.  We had total estimated available carryforward tax losses of $24.8 million with respect to our operations in Israel.  As of December 31, 2010, we recorded a full valuation allowance on these carryforward tax losses due to the uncertainty of their future realization.  As of December 31, 2010, our subsidiaries had estimated total available carryforward tax losses of $9.2 million, of which $8.3 million was attributable to our U.S. subsidiary, which may be used as an offset against future taxable income for periods ranging between 11 and 19 years. As of December 31, 2010, we recorded a full valuation allowance for our subsidiaries’ carryforward tax losses due to the uncertainty of their future realization.  Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

On January 23, 2011 the Israeli Tax Authorities issued a tax assessment of NIS 2.3 million (approximately $0.6 million ) in connection with the tax years 2005- 2006.  We believe, but cannot provide any assurance, that we will be able to offset this tax assessment against our available carryforward tax losses.  We recorded a full valuation allowance on these carry forward tax losses and as such, the offset will not have a financial impact on our income statement.

Goodwill

We have recorded goodwill as a result of past acquisitions, which represents the excess of the cost over the net fair value of the assets of the businesses acquired.  We follow ASC 350, “Intangibles – Goodwill and Other,” which requires goodwill to be tested for impairment, at the reporting unit level, at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized.  We perform our annual goodwill impairment test at December 31 of each year, or more often if indicators of impairment are present.

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

The material assumptions used for the income approach for 2010 were five years of projected net cash flows, a discount rate of 15.5% and a long-term growth rate of 1.0%.  We considered historical rates and current market conditions when determining the discount and growth rates to use in our analysis.  If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill.

As required by ASC 820, “Fair Value Measurements and disclosures,” we apply assumptions that market place participants would consider in determining the fair value of a reporting unit.

Prior to December 31, 2008, we had goodwill attributable to our Perimeter Products segment relating to our acquisitions of Senstar Germany and Senstar Canada in January 1997 and our acquisition of our U.S. subsidiary in September 1997.  In 2008, due to the economic crisis in the United States and the decline in government spending, our revenues attributable to the U.S. market declined and as a result, we determined that the fair value of the U.S. subsidiary had significantly declined and recorded a $2.4 goodwill impairment charge attributable to the U.S. subsidiary.  Prior to December 31, 2008, we also had goodwill attributable to Turnkey Projects segment relating to our former European subsidiary that we acquired in late 2007 and subsequently sold back to its former owner in December 2009.  In 2008, we determined that the fair value of the European subsidiary had decreased and as a result, wrote-off the related goodwill in the amount of $8.4 million.  Following the 2008 impairments, there is no goodwill allocated to the Turnkey Projects segment and the only remaining goodwill on our balance sheet relates to Senstar Germany and Senstar Canada within the Perimeter Products segment.  During 2009 and 2010  no impairment losses were identified.

Impairment of long lived assets

Our long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360 “Property, Plant, and Equipment” whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable.  Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.

During 2009 and 2010, no impairment losses were identified.  In 2008, we determined that $1.7 million of intangible assets attributable to customers of our European subsidiary had been impaired and as a result, we recorded an impairment charge of $1.7 million attributable to such intangible assets.  As of December 31, 2008, following such impairment, we had $2.5 million of intangible assets attributable to customers of our European subsidiary.  In addition, impairment of other intangible assets amounted to approximately $350,000 in 2008 attributable to the write-off of certain know-how.

As required by ASC 820, “Fair Value Measurements and Disclosures,” we apply assumptions that market place participants would consider in determining the fair value of our long-lived assets.

Functional Currency and Financial Statements in U.S. Dollars

We have determined that our reporting currency is the U.S. dollar.  As of October 1, 2006, our functional currency changed from the U.S. dollar to NIS.  Translation adjustments resulting from translating our financial statements from NIS to the U.S. dollar are reported as a separate component in shareholders’ equity.  As of December 31, 2008, 2009 and 2010, our foreign currency translations totaled $3.3 million, $3.9 million and $3.4 million, respectively.

Accordingly, as of December 31, 2008, 2009 and 2010, we recorded accumulated foreign currency translation (expense) income of approximately ($3.3 million), $1.4 million and $1.2 million, respectively, included in our balance sheets as part of “accumulated other comprehensive income.”  As of December 31, 2008, 2009 and 2010, foreign currency translation adjustments, net of $2.5 million, $3.8 million and $5.0 million, respectively, were included under “accumulated other comprehensive income.”

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

Of our cash and cash equivalents, marketable securities and restricted short-term and long-term bank deposits at December 31, 2010, $14.7 million was deposited with major Israeli and U.S. banks; and  $6.8 million was deposited with the Royal Bank of Canada, Deutsche Bank and Fianzaz Atlas.  Cash and cash equivalents deposited in the United States may be in excess of insured limits and are not insured in other jurisdictions.  Generally these deposits maybe redeemed upon demand and therefore bear low risk.

The short-term and long-term trade receivables and the unbilled accounts receivable of our company and our subsidiaries are derived from sales to large and solid organizations located mainly in Israel, the United States, Canada, Mexico and Europe.  We perform ongoing credit evaluations of our customers and to date have not experienced any material losses.  An allowance for doubtful accounts is determined with respect to those amounts that we have determined to be doubtful of collection and in accordance with an aging policy.  In certain circumstances, we may require letters of credit, other collateral or additional guarantees.  During the years ended December 31, 2008, 2009 and 2010, we recorded $755,000 (not including $468,000 recorded under discontinued operations), ($153,000) and $601,000 of expenses (income) related to doubtful accounts, respectively.  As of December 31, 2010, our allowance for doubtful accounts amounted to $0.9 million.

A loan granted to a third party entity in connection with a possible future cooperation between us and the entity is secured by a personal guarantee of the beneficial owner of the entity.  However, in 2008 we evaluated the likelihood of the repayment of the loan and due to anticipated difficulties in implementation of the projects for which the loan was provided, we estimated that 50% of the loan will not be repaid and therefore, recorded a provision of $550,000 attributable to the loan.  In 2009, we further evaluated the likelihood of repayment of this loan and due to the global economic climate at the time and the prospects of the projects for which the loan was provided, we determined that the loan will not be repaid in full and therefore recorded an additional provision of $319,000 attributable to this loan.  In 2010, due to anticipated difficulties in the implementation of the projects for which the loan was provided we estimated that the repayment of the loan was not probable, and therefore made a provision for the entire loan balance.

We have no significant off-balance sheet concentration of credit risks, such as foreign exchange contracts or foreign hedging arrangements, except derivative instruments, which are detailed below.

Results of Operations

Our operating results have been negatively impacted during the last three years due to the global economic slowdown and the reduction in governments spending that began in the latter part of 2008. As orders and new projects were delayed, competition increased and margins were squeezed.  We believe that this trend is beginning to reverse and that government spending in certain territories is returning to previous levels.

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

The following table presents certain financial data expressed as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
Revenues	100.0%	100.0%	100%
Cost of revenues	65.8	61.3	63.2
Gross profit	34.2	38.9	36.8
Operating expenses:
Research and development, net	9.7	9.3	8.3
Selling and marketing, net	22.7	19.8	22.7
General and administrative	17.9	14.8	15.3
Impairment of goodwill and other intangible assets	4.9	-	-
Post employment and termination benefits	4.5	-	-
Operating loss	(25.5)	(5.2)	(9.5)
Financial expenses, net	(2.3)	(2.9)	(1.9)
(Loss) before income taxes	(27.8)	(8.1)	(11.4)
Income taxes	5.4	1.6	1.2
Loss from continuing operations	(32.2)	(9.7)	(12.6)
Loss from discontinued operations, net	(23.9)	7.7	-
Net loss	(57.1)%	(2.0)%	(12.6)%

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Revenues.  Revenues decreased by 8.8% from $54.5 million for the year ended December 31, 2009 to $49.7 million for the year ended December 31, 2010.  Revenues from sales of perimeter systems decreased by 15% from $39.1 million in 2009 to $33.3 million in 2010, primarily due to a reduction in sales to the Israeli MOD as well as reduced sales to the Far East markets.  Revenues from security turnkey projects increased by 11.9% from $15.4 million in 2009 to $17.2 million in 2010, primarily due to a large project  received by our Mexican subsidiary.  We anticipate that our revenues will increase in 2011 as a result of anticipated improvements in the global economy and our improved backlog compared to our backlog in 2010.

Cost of revenues. Cost of revenues decreased by 6% from $33.4 million for the year ended December 31, 2009 to $31.4 million for the year ended December 31, 2010.  This decrease was primarily due to the reduction in revenues. Cost of revenues as a percentage of revenues increased from 61.3% in 2009 to 63.2% in 2010, primarily due to the reduced sales without a matching reduction in fixed costs. Our cost of revenues as a percentage of revenues was adversely impacted by the devaluation in the NIS and Canadian dollar against the U.S. dollar exchange rate in 2010, as the percentage of our cost of revenues denominated in NIS and Canadian dollars is higher than the percentage of revenues denominated in NIS and Canadian dollars.

Research and development expenses, net.  Research and development expenses, net decreased by 18.9% from $5.1 million for the year ended December 31, 2009 to $4.1 million for the year ended December 31, 2010.  The decrease in research and development expenses is primarily attributable to the shutdown of our U.S. subsidiary’s research and development department due to the consolidation of the North American business into one unit in the second quarter of 2009 and a reduction in number of employees in our research and development staff in Canada and Israel. Research and development expenses, net amounted to 9.3% of revenues in 2009, compared to 8.3% in 2010, due to our lower revenues in 2010.  We anticipate that our research and development expenses will not materially change in 2011.

Selling and marketing expenses, net.  Selling and marketing expenses, net increased by 4.1% from $10.9 million for the year ended December 31, 2009 to $11.3 million for the year ended December 31, 2010.  The increase in selling and marketing expenses in 2010 was primarily due to increased sales commissions which derive from the different mix of revenues in 2010 compared with  2009, as well as selling expenses incurred by our Colombian subsidiary, which started its operation in 2010. The increase is also attributable to  the appreciation of the NIS and the Canadian dollar against the U.S. dollar in 2010, which increased the U.S. dollar value of our NIS and Canadian dollar denominated expenses.  The increase in selling and marketing expenses was offset in part by the reduction in employees in our Canadian subsidiary.  Selling and marketing expenses, net amounted to 19.8% and 22.7% of revenues in 2009 and 2010, respectively.

General and administrative expenses.  General and administrative expenses decreased by 6.3% from $8.1million for the year ended December 31, 2009 to $7.6 million for the year ended December 31, 2010.  The decrease in general and administrative expenses in 2010 was primarily due to the consolidation of the North American business into one unit in the second quarter of 2009, a decrease in legal and accounting expenses and a decrease in stock option expenses. The decrease was partially offset  by the appreciation of the NIS and Canadian dollar against the U.S. dollar in 2010, which increased the U.S. dollar value of our NIS and Canadian dollar denominated expenses, and  expenses incurred by our Colombian subsidiary, which started its operation in 2010.  General and administrative expenses amounted to 14.8% of revenues in 2009 compared to 15.3% in 2010.

Impairment of goodwill and other intangible assets.  We did not record any impairment of goodwill and other intangible assets for the years ended December 31, 2009 and 2010.

Post employment and termination benefits.  We did not record any post employment and termination benefits expense in 2009 and 2010.

Operating loss.  We had an operating loss of $2.9 million for the year ended December 31, 2009 compared to an operating loss of $4.7 million for the year ended December 31, 2010.  The operating losses of our business segments for the years ended December 31, 2009 and 2010 are as follows:

	Year Ended December 31,
	2009	2010
	(In thousands)
Perimeter products	$(1,053)	$(1,641)
Turnkey projects	(1,812)	(2,716)
Eliminations	-	(303)
Total	$(2,865)	(4,660)

The operating loss of our perimeter products segment increased from $1.1 million for the year ended December 31, 2009 to $1.6 million for the year ended December 31, 2010, primarily as a result of a lower volume of revenues while a significant amount of our expenses with respect to such segment’s operations are fixed as well as an increase in the U.S. dollar value of our non- U.S. dollar denominated expenses due to changes in foreign currency exchange rates in 2010. The operating loss of our turnkey projects segment increased from $1.8 million for the year ended December 31, 2009 to $2.7 million for the year ended December 31, 2010, primarily as a result of a less profitable mix of projects in 2010 as well as an increase in the U.S. dollar value of our non- U.S. dollar denominated expenses due to changes in foreign currency exchange rates in 2010.

Financial expenses, net.  Financial expenses, net, decreased from $1.6 million for the year ended December 31, 2009 to $1.0 million for the year ended December 31, 2010, a decrease of 38.3%.  The decrease was primarily due to foreign exchange losses, net that was offset in part by interest on a related party loan.

Income taxes. We recorded income tax expense of $0.9 million for the year ended December 31, 2009 compared to income tax expense of $0.6 million for the year ended December 31, 2010. The decrease in income taxes was primarily as a result of reversing in the 2009 valuation allowance on deferred taxes relating to carry forward tax losses, which was offset in part by increased tax expenses relating to our profitable foreign subsidiaries in Mexico, Colombia and Germany.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Revenues.  Revenues decreased by 4.5% from $57.1 million for the year ended December 31, 2008 to $54.5 million for the year ended December 31, 2009.  Revenues from sales of perimeter systems decreased by 5.5% from $41.4 million in 2008 to $39.1 million in 2009, primarily due to a reduction in sales in Western Europe as a result of the global economic slowdown and reduced spending in such market.  Revenues from security turnkey projects decreased by 2.0% from $15.7 million in 2008 to $15.4 million in 2009, primarily due to a reduction in system installations by our Canadian subsidiary

Cost of revenues. Cost of revenues decreased by 11.1% from $37.6 million for the year ended December 31, 2008 to $33.4 million for the year ended December 31, 2009.  The decrease was primarily due to a decrease in the U.S. dollar value of our non-U.S. dollar denominated expenses as a result of changes in foreign currency exchange rates in 2009, as well as a more favorable mix of products and projects.  Cost of revenues also benefited from the rationalization of costs and consolidation of the North American business into one unit during the second quarter of 2009.  In 2008 and 2009, our cost of revenues also includes a loss provision attributable to two strategic projects that had a negative gross margin, which loss was lower in 2009 compared to 2008.  Cost of revenues as a percentage of revenues decreased from 65.8% in 2008 to 61.3% in 2009, primarily due to a more favorable mix of products and projects in 2009 compared to 2008 and a decrease in inventory write-off from $2.0 million in 2008 to $1.4 million in 2009, despite the lower volume of sales in 2009 compared to 2008.  Our cost of revenues as a percentage of revenues was also positively impacted by the decline in the average NIS/U.S. dollar exchange rate in 2009, as the percentage of our cost of revenues denominated in NIS is higher than the percentage of revenues denominated in NIS.

Research and development expenses, net.  Research and development expenses, net decreased by 8.9% from $5.6 million for the year ended December 31, 2008 to $5.1 million for the year ended December 31, 2009.  The decrease in research and development expenses is primarily attributable to the decrease in the number of our U.S. subsidiary’s research and development staff due to the consolidation of the North American business into one unit and the decline in the average exchange rate of the NIS against the U.S. dollar in 2009, which reduced the U.S. dollar value of our NIS denominated expenses.  Research and development expenses, net amounted to 9.7% of revenues in 2008, compared to 9.3% in 2009.

Selling and marketing expenses, net.  Selling and marketing expenses, net decreased by 16.5% from $13.0 million for the year ended December 31, 2008 to $10.9 million for the year ended December 31, 2009.  The decrease in selling and marketing expenses in 2009 was primarily due to the decrease in the number of our U.S. subsidiary’s selling and marketing staff due to the consolidation of the North American business into one unit.  Sales commissions also decreased in 2009 due to a different mix of revenues in 2009 compared to 2008.  The decrease in selling and marketing expenses is also attributable to the decline in the average exchange rate of the NIS against the U.S. dollar in 2009, which reduced the U.S. dollar value of our NIS denominated expenses.  Selling and marketing expenses, net amounted to 22.7% and 19.8% of revenues in 2008 and 2009, respectively.

General and administrative expenses.  General and administrative expenses decreased from $10.2 million for the year ended December 31, 2008 to $8.1 million for the year ended December 31, 2009, a decrease of 20.9%.  The decrease in general and administrative expenses in 2009 was primarily due to an approximately $1.0 million decrease in the allowance for doubtful accounts in such period.  In 2008, we significantly increased the allowance for doubtful accounts as a result of the global economic downturn, which had an adverse affect on the liquidity of some of our customers.  In 2009, costs associated with our compliance with the requirements of the Sarbanes-Oxley Act of 2002 (including the implementation of internal controls) as well as other audit and legal expenses also decreased by approximately $1.0 million.  The decrease in general and administrative expenses is also attributable to the decline in the average exchange rate of the NIS against the U.S. dollar in 2009, which reduced the U.S. dollar value of our NIS denominated expenses.  General and administrative expenses amounted to 17.9% of revenues in 2008 compared to 14.8% in 2009.

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

Operating loss.  We had an operating loss of $14.6 million for the year ended December 31, 2008 compared to an operating loss of $2.9 million for the year ended December 31, 2009.  The operating losses of our business segments for the years ended December 31, 2008 and 2009 are as follows:

	Year Ended December 31,
	2008	2009
	(In thousands)
Perimeter products	$(9,330)	$(1,053)
Turnkey projects	(5,230)	(1,812)
Total	$(14,560)	$(2,865)

The operating loss of our perimeter products segment decreased from $9.3million for the year ended December 31, 2008 to $1.1 million for the year ended December 31, 2009, primarily as a result of a decrease in the U.S. dollar value of our non- U.S. dollar denominated expenses as a result of changes in foreign currency exchange rates in 2009, as well as a more favorable mix of products.  Cost of revenues and operating expenses had also decreased due to the rationalization of costs and consolidation of the North American business into one unit in during the second quarter of 2009.  The operating loss of our turnkey projects segment decreased from $5.2 million in the year ended December 31, 2008 to $1.8 million for the year ended December 31, 2009, primarily as a result of a more profitable mix of projects in 2009.  In 2008 and 2009, we also recorded a loss provision attributable to two strategic projects that had a negative gross margin, which loss was lower in 2009 compared to 2008.

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

Seasonality

Our operating results are characterized by a seasonal pattern, with a higher volume of revenues towards the end of the year and lower revenues in the first part of the year.  This pattern, which is expected to continue, is mainly due to two factors:

•	our customers are mainly budget-oriented organizations with lengthy decision processes, which tend to mature late in the year; and

•	due to harsh weather conditions in certain areas in which we operate during the first quarter of the calendar year, certain services are put on hold and consequently payments are delayed.

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

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

We sell most of our products in North America, Europe and Israel.  Our financial results, which are reported in U.S. dollars, are affected by changes in foreign currency.  Our revenues are primarily denominated in U.S. dollars, Euros and NIS, while a portion of our expenses, primarily labor expenses, is incurred in NIS and Canadian Dollars.  Additionally, certain assets, especially trade receivables, as well as part of our liabilities are denominated in NIS.  As a result, fluctuations in rates of exchange between the U.S. dollar and non-U.S. dollar currencies may affect our operating results and financial condition.  The dollar cost of our operations in Israel and Canada may be adversely affected by the appreciation of the NIS and the Canadian dollar against the U.S. dollar.  In addition, the value of our non-U.S. dollar revenues could be adversely affected by the depreciation of the U.S. dollar against such currencies.

The appreciation of the NIS and the Canadian dollar in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked assets and the U.S. dollar amounts of any unlinked liabilities and increasing the U.S. dollar value of revenues and expenses denominated in other currencies.  Conversely, the depreciation of the NIS and the Canadian dollar in relation to the U.S. dollar has the effect of reducing the U.S. dollar value of any of our liabilities which are payable in NIS or in Canadian dollars (unless such costs or payables are linked to the U.S. dollar).  Such depreciation also has the effect of decreasing the U.S. dollar value of any asset that is denominated in NIS and Canadian dollars or receivables payable in NIS or Canadian dollars (unless such receivables are linked to the U.S. dollar).  In addition, the U.S. dollar value of revenues and expenses denominated in NIS or Canadian dollars would increase.  Because foreign currency exchange rates fluctuate continuously, exchange rate fluctuations may have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6
2010	2.7	(6.0)	8.7

In addition, the U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the Canadian dollar.  In 2008, the Canadian dollar depreciated against the U.S. dollar by approximately 19.7%, while in 2009 and 2010 the Canadian dollar appreciated against the U.S. dollar by 16.6% and 4.9%, respectively.

We recorded foreign currency exchange losses, net of $246,000, $1,138,000 and $199,000 for the years ended December 31, 2008, 2009 and 2010, respectively.  We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

To manage this risk, from time to time, we have entered into forward exchange contracts to hedge some of our foreign currency exposure relating to revenue and unbilled accounts receivable denominated in foreign currencies.  We recorded $291,000, $0 and $0 of financial expenses attributable to forward exchange contracts transactions for the years ended December 31, 2008, 2009 and 2010, respectively.

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

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax on their worldwide taxable income.  The applicable rate for 2010 was 25%.  The rate was reduced to 24% in 2011, and will be further reduced to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.  However, certain of our manufacturing facilities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended, commonly referred to as the Investments Law, and, consequently, are eligible, subject to compliance with specified requirements, for tax benefits beginning when such facilities first generate taxable income.  The tax benefits under the Investments Law are not available with respect to income derived from products manufactured outside of Israel.  We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities.  Subject to certain restrictions, we are entitled to a tax exemption in respect of income derived from our approved facilities for a period of two years, commencing in the first year in which such income is earned, and will be entitled to a reduced tax rate of 10% to 25% for an additional five to eight years depending on our compliance as a foreign investors’ company.  If we do not qualify as a foreign investors’ company, we will instead be entitled to a reduced rate of 25% for an additional five years, rather than eight years.  A foreign investors’ company is defined in the Investments Law as a company in which more than 25% of its shareholders are non-Israeli residents.  Pursuant to the Investments Law, a foreign investors’ company is entitled to benefits for a period of up to ten years (the actual length of the benefits period is graduated based on the percentage of foreign ownership).

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

As of December 31, 2010, we had net deferred tax asset of $284,000 attributable to our subsidiaries.  We had total estimated available carryforward tax losses of $24.8 million with respect to our operations in Israel to offset against future taxable income.  We have recorded a full valuation allowance over such carryforward tax losses due to the uncertainty of their future realization. As of December 31, 2010, our subsidiaries had estimated total available carryforward tax losses of $9.2 million, which may be used as an offset against future taxable income for periods ranging between 11 and 19 years.  As of December 31, 2010, we recorded a full valuation allowance for our subsidiaries’ carryforward tax losses due to the uncertainty of their future realization. Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state tax law provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development, and the International Finance Corporation.  Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade.  In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan.  These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.  In June 2010, Israel joined the Organization for Economic Co-operation and Development, or the OECD, an international organization whose members are governments of mostly developed economies.  The OECD’s main goal is to promote policies that will improve the economic and social well-being of people around the world.

Israel and the European Union Community, known as the “European Union,” concluded a Free Trade Agreement in July 1975 that confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years.  In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area.  The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries.  On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the “EFTA,” established a free-trade zone between Israel and the EFTA nations.  In November 1995, Israel entered into a new agreement with the European Union, which includes a redefinition of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the European Union.  In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and the Asia-Pacific region.

Recently Issued Accounting Standards

In January 2010, the FASB updated the “Fair Value Measurements Disclosures” codified in ASC 820. More specifically, the update requires an entity to disclose (a) separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. to present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). The update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The update became effective in 2010, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting as of December 31, 2010.  The adoption of the new guidance did not have a material impact on our consolidated financial statements.

In February 2010, the FASB issued Accounting Standard Update, or ASU, 2010-09 “Amendments to Certain Recognition and Disclosure Requirements of Subsequent Events” codified in ASC 855. The update removes the requirement to disclose the date through which subsequent events were evaluated in both originally issued and reissued financial statements for "SEC Filers." ASU 2010-09 still requires our company to evaluate subsequent events through the date that the financial statements are issued. The adoption of the new guidance did not have a material impact on our consolidated financial statements.

In December 2010, the FASB Emerging Issues Task Force issued ASU 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” codified in ASC 350, “Intangibles - Goodwill and Other.”  Under ASC 350, testing for goodwill impairment is a two-step test, in which Step 1 compares the fair value of the reporting unit to its carrying amount.  If the fair value of the reporting unit is less than its carrying value, Step 2 is completed to measure the amount of impairment, if any.  ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  For those reporting units, an entity is required to perform Step 2 if it appears more likely than not that a goodwill impairment exists.  In determining whether it is more likely than not that a goodwill impairment exists, an entity would consider whether there are any adverse qualitative factors indicating that an impairment may exist (e.g., a significant adverse change in the business climate).  We do not believe that the adoption of the new guidance will have a material impact on our consolidated financial statements.

B.           Liquidity and Capital Resources

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

The nature of the business and management of the European subsidiary that we purchased in 2007 required us to invest an inordinate amount of management time and effort, which we believed was not justified in light of the financial results of this subsidiary.  As a result, we determined to dispose of such subsidiary and in December 2009, we sold all of our interests in the European subsidiary.  We received total proceeds of Euro 2.9 million  for the sale, including repayment in full of Euro 1.8 million  of loans granted by us to the European subsidiary.  In addition, Euro 620,000 that we had deposited in escrow as a contingent purchase price in connection with our acquisition of the European subsidiary was released back to us in connection with our sale of the subsidiary.

In June 2010, we adopted a new strategic plan in an effort to establish a viable path for the growth of our business.  We decided to focus on our historical primary markets: perimeter products and solutions and turnkey projects.  We appointed a new vice president - products for our perimeter products segment, who is focused solely on the sales of our products.  We intend to increase revenues in this segment by locating new channels to promote and market our products, maintaining technology leadership, investing in our research and development activities, entering into OEM, agreements and by acquiring technologies or by mergers and acquisitions.  We also intend to focus and improve our presence in emerging markets such as the BRIC countries in order to increase our exposure to small and medium size business opportunities for both our perimeter products and solutions and turnkey projects segments.  We are also investing in our employees in order to enhance their professional skills and efficiency.

We expect that our research and development expenses in 2011 will be approximately $4 million. Our research and development plan for 2011 covers the following main areas:

•
Sensor development - We intend to continue the development of new and innovative sensors based on existing, new and hybrid technologies.  Most of the development will be based on in-house competencies, however we may acquire some know-how externally.

•	Sensor improvements – We are conducting an ongoing program of improvement of our existing sensors in order to enhance performance, reliability and capability to source and produce and reduce cost.

•	Security Management Systems – We intend to continue to develop our two levels of security management systems:

o
High-end systems – Physical security information management systems, mainly used as part of a turnkey solution, as a comprehensive command and control solution, designed for entities requiring management of security, safety, site management and dispatching.  These systems are designed to manage both daily routines and crisis situations.

o	Low-end systems – Basic SMS typically used for managing and controlling the PIDS of a site.

We are also developing an interface package to facilitate integration of our sensors into a third party SMS/command and control system.

•
Video systems – We will continue to develop our video management software to improve the IVA and cope with advanced video protocols such as regular IP streaming, megapixel and high definition video cameras.

To allow us to begin to implement our new strategic plan, on September 8, 2010, Ki Corporation, a company affiliated with Mr. Nathan Kirsh, our principal shareholder and a director, provided us with a bridge loan in the principal amount of $10.0 million.  The bridge loan will accrue interest at the rate of LIBOR + 4% per year, calculated from the date of the loan and will accumulate on a quarterly basis; however, if the rights offering that we intend to initiate during 2011 occurs within 240 days from the date of the loan, the loan will not bear any interest. Our Audit Committee and Board of Directors believe that the loan is on terms that are favorable to our company, as the market interest rate for similar loans in Israel is approximately 6.7% per year.  The loan is due and payable on January 10, 2012, and we have an option to extend the maturity date for an additional 60 days.  Any interest will be paid together with, and in the same manner as, the principal, no later than the maturity date.  We intend to use part of the proceeds from the rights offering that we intend to initiate during 2011 for the repayment of the bridge loan, which amounts to $10.0 million, plus accrued interest of $0.367 million as of March 31, 2011.  We have undertaken to repay such amount within five business days after the successful completion of the rights offering.

During 2011, we intend to effectuate a rights offering and private placement.  The rights offering will be a $15 million rights offering to purchase our ordinary shares, and holders who fully exercise their basic subscription rights will be also entitled to subscribe for additional rights that remain unsubscribed as a result of any unexercised basic subscription rights at the same price per share.  Mr. Nathan Kirsh, our principal shareholder and a director, has undertaken to exercise, directly or through entities affiliated with him, his basic subscription right in full and his over-subscription right in full, up to our receiving proceeds of no more than $15 million in the rights offering.  The rights offering was approved by our shareholders at an extraordinary general meeting held on August 12, 2010.

The private placement that we intend to initiate in 2011 will take place two business days prior to the record date of the rights offering and will be for 150,000 of our ordinary shares to Ki Corporation, a company owned by Mr. Nathan Kirsh.  The initial private placement price per share will be equal to the closing price of our ordinary shares on the NASDAQ Global Market on the date prior to the private placement.  Upon the effective date of the rights offering, the price per share paid by Ki Corporation will be adjusted to the higher of the price per share in the rights offering and the closing price of our ordinary shares on the NASDAQ Global Market on the date prior to the effective date of the rights offering, but in any event not less than the initial purchase price paid in the private placement.  The private placement consideration to be received from Ki Corporation will be paid to us by means of a partial offset against the outstanding principal amount and accrued interest under the bridge loan that it provided to us on September 8, 2010.  The private placement was approved by our shareholders at an extraordinary general meeting held on August 12, 2010 as a private placement that intends to allow Mr. Kirsh and his affiliates to hold more than 25% of our outstanding share capital

In September 2010, we sold a 20,000 square foot facility in Fremont, California that formerly served as a manufacturing and sales facility for aggregate proceeds of $2.1 million.

Our working capital at December 31, 2009 and 2010, was $20.6 million and $26.6 million, respectively.  Cash and cash equivalents amounted to $11.9 million at December 31, 2009 compared to $16.6 million at December 31, 2010.  Short-term and long-term bank deposits, restricted bank deposits and escrow deposits amounted to $1.2 million at December 31, 2009 compared to $4.9million at December 31, 2010.  Our cash and cash equivalents, short and long-term bank deposits are held mainly in U.S. dollars, Euros and NIS.

As a result of our recent financings, we believe that our current cash and cash equivalents, including bank facilities, bank deposits and our expected cash flows from operations in 2011 will be sufficient to meet our cash requirements through 2012.  However, our liquidity could be negatively affected by a decrease in demand for our products, including the impact of potential reductions in customer purchases that may result from the current general economic climate.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Net cash provided by (used in) continuing operations	$1,093	$5,651	$(3,980)
Net cash (used in) provided by discontinued operations	(378)	120	(17)
Net cash provided by (used in) operating activities	715	5,771	(3,997)
Net cash provided by (used in) investing activities	6,639	3,988	(1,116)
Net cash provided by (used in) financing activities	2,665	(14,514)	8,709
Effect of exchange rate changes on cash and cash equivalents	(2,389)	(211)	1,131
Increase (decrease) in cash and cash equivalents	7,630	(4,966)	4,727
Cash and cash equivalents at the beginning of the year	9,205	16,835	11,869
Cash and cash equivalents at the end of the year	16,835	11,869	16,596

Net cash used in operating activities was approximately $4 million in the year ended December 31, 2010 compared to net cash provided by operating activities of $5.7 million in the year ended December 31, 2009 and $1.1 million in the year ended December 31, 2008.  Net cash used in operating activities in the year ended December 31, 2010 was primarily attributable to an increase of $2.8 million in trade receivables, an increase of $1 million in other accounts receivable and prepaid expenses, an increase of $0.5 million in accrued interest and exchange differences on short term and long term deposits and long term loans, an increase in deferred income taxes of $0.2 million and a decrease of $0.3 million in trade payables. This was offset in part by $1.1 million of depreciation and amortization expense, a decrease in unbilled accounts receivables and long term trade receivables of $3.2 million and $0.3 million, respectively, $0.9 million of stock based compensation, a decrease of $1 million in inventory, a $0.2 million write-off of long term loans and an increase of $0.2 million in other accounts payable and accrued expenses.

Net cash provided by operating activities in the year ended December 31, 2009 was primarily attributable to $1.2 million of depreciation and amortization expenses, a $0.3 million write-off of a long-term loan, $0.7 million of stock-based compensation expense, a decrease in trade receivables of $3.9 million, a decrease of $3.9 million in inventories, a decrease of $0.8 million in deferred income taxes, a $2.0 million decrease in other accounts receivable and prepaid expenses, an increase of $0.6 million in customer advances and a $0.4 million increase in accrued severance pay, which was offset in part by a decrease of $0.6 million in unbilled accounts receivable, a decrease of $0.9 million in trade payables, a decrease of $1.6 million in other accounts payable and accrued expenses and by a gain from discontinued operations of $4.2 million.

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

Net cash used in investing activities was approximately $1.1 million for the year ended December 31, 2010 compared to net cash provided by investing activities of approximately $4.0 million for the year ended December 31, 2009 and approximately $6.6 million for the year ended December 31, 2008. In the year ended December 31, 2010, we invested in restricted long term and short term bank deposits of $2.1 million and $3 million, respectively and purchased $ 0.4 million and $24,000 of property and equipment and know-how and patents. These amounts were offset in part by the sale of short term bank deposits of $1.9 million, the realization of $0.5 million from the release of funds from a restricted deposit and proceeds of  $2.1 million from sale of property and equipment.

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

In the year ended December 31, 2008, we received proceeds of $3.8 million from the sale of marketable securities and $11.1 million from the sale of short-term bank deposits, which were offset in part by purchases of $1.4 million and $2.0 million of short-term bank deposits and marketable securities, respectively.  In addition, we purchased $1.4 million of property, plant and equipment and $29,000 of know-how and patents.

In the year ended December 31, 2010, net cash provided by financing activities was $8.7 million, primarily attributable to the $10 million bridge loan that we received from Ki Corporation, a company affiliated with Mr. Nathan Kirsh, our principal shareholder and a director and an increase in short term bank credit of $0.5 million, which amounts were offset in part by the repayment of long term loans of $1.9 million.

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

We had capital expenditures of approximately $1.4 million, $2.0 million and $0.4 million in the years ended December 31, 2008, 2009 and 2010, respectively.  These capital expenditures were principally for computers, other machinery and equipment and for expanding and renovating our facilities.  We estimate that our capital expenditures for 2011 will total approximately $0.8 million, all of which will relate to our perimeter security and project segments. We expect to finance these expenditures primarily from our cash and cash equivalents, operating cash flows and our credit facilities.  However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions and changes in the demand for our products.

Credit Lines and Other Debt

Short-term and long-term bank credit at December 31, 2009 and 2010 was $10.6 million and $9.9 million, respectively.  Our highest level of short-term and long-term bank borrowings in the years ended December 31, 2009 and 2010, was $26.3 million and $10.6 million, respectively.

We currently have credit lines with Bank Leumi Le-Israel B.M., or BLL, Union Bank of Israel Ltd., or Union Bank, and Bank Hapoalim B.M. totaling $17.8 million in the aggregate (of which $7.8 million is reserved exclusively for guarantees) and $3.2 million was available at December 31, 2010.  There are no restrictions as to our use of any of these credit lines.  In January 2010, we entered into a new credit arrangement with these banks and granted the banks a first degree fixed charge over our registered but unissued share capital and goodwill and a first degree floating charge over all of our assets and rights.  Our loans under these credit lines are denominated in dollars and NIS.  As part of the restructuring of our credit arrangements, we have concluded and repaid in full all of our credit facilities with Mizrahi Tefahot Bank B.M.  As of December 31, 2010, we were not under any obligation to maintain financial ratios or other terms in respect of our credit lines. In addition, our subsidiaries currently have credit lines with the Royal Bank of Canada and Deutsche Bank, totaling $4.5 million in the aggregate, of which $2 million was available at December 31, 2010.

Our Canadian subsidiary, which is primarily engaged in sale of perimeter products and turnkey projects, has undertaken to maintain general covenants and the following financial ratios and terms in respect of its outstanding credit lines: a quick ratio of not less than 1.25:1; a ratio of total liabilities to tangible net worth of not greater than 0.75:1; and tangible net worth of at least $10.0 million.  As of December 31, 2010, our Canadian subsidiary was in compliance with these ratios and terms.

As of December 31, 2010, our outstanding balances under our credit lines in Israel consisted of:

•	Short-term NIS-denominated loans of approximately $9.3 million, bearing interest at an average rate of 5.5%;

•	Long-term U.S. dollar-denominated loan of approximately $0.5 million, bearing interest at an average rate of 1%;

•	Long-term NIS-denominated loan of approximately $0.08 million, bearing interest at an average rate of 3%; and

•	Several bank performance and advance payment guarantees totaling approximately $4.7 million, at an annual cost of 1%-1.5%.

As of December 31, 2010, the outstanding balances under the credit lines of our subsidiaries consisted of:

•	Several bank performance and advance payment guarantees totaling approximately $2.5 million, at an annual cost of 0.85%-1.8%.

C.           Research and Development, Patents and Licenses.

Government Grants

We participate in programs sponsored by the Israeli Government for the support of research and development activities.  In the past we have received royalty-bearing grants from the OCS for certain of our research and development projects for perimeter security products.  We did not obtain any grants from the OCS for the years ended December 31, 2008, 2009 and 2010. We are obligated to pay royalties to the OCS amounting to 3%-4.5% of revenues derived from sales of the products funded with these grants and ancillary services, up to 100% of the grants received, linked to the U.S. dollar.  All grants received after January 1, 1999 also bear interest equal to the 12 month LIBOR rate.  The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales no payment is required.

For the years ended December 31, 2008, 2009 and 2010, we paid the OCS royalties in the amount of $125,000, $172,000 and $0, respectively.  These royalties related to sales of perimeter security products and management security systems. As of December 31, 2010, we had a contingent obligation to pay royalties to the OCS in the amount of approximately $1.2 million upon the successful sale of perimeter security products developed under research and development programs sponsored by the OCS.

The Israeli Government, through the Fund for the Encouragement of Marketing Activities, or the Fund, awarded us grants for overseas marketing expenses during the years 2001 to 2003.  To date, we have received an aggregate of $253,000 in grants from the Fund.  Under the terms of the grants, we are obligated to pay certain royalties on the increase in export sales between the year the grant was received and the  years after, up to the amount of the grants we received. During the years ended December 31, 2008, 2009 and 2010, we did not pay any royalties.  As of December 31, 2010, we had a remaining contingent obligation to the Fund of $82,000.

Investment Tax Credit

Our Canadian subsidiary is eligible for investment tax credits for its research and development activities and for certain current and capital expenditures.  For the years ended December 31, 2008, 2009 and 2010, our Canadian subsidiary recognized $202,000, $167,000 and $218,000, respectively, of investment tax credits.

In addition, as of December 31, 2010, our Canadian and U.S. subsidiaries had available investment tax credits of approximately $970,000 to reduce future federal and provincial income taxes payable.  These credits will expire in 2025 through 2030. As of December 31, 2010, our subsidiaries made a full valuation allowance in respect of such investment tax credits.

D.           Trend Information.

We incurred losses in each the three years ended December 31, 2010, primarily due to the global economic slowdown and the reduction in government spending that began in the latter part of 2008.  As orders and new projects were delayed, competition increased and margins were squeezed.

We believe that this trend is beginning to reverse and that government spending in certain territories is returning to previous levels.  We have recently acquired large scale projects and have begun to see an upturn in the market and hope that this will continue through 2011.  To the extent this reversal continues, we believe that the combination of increased revenues and the impact of the cost saving measures we took in 2009 and 2010 will improve our profitability.

As of December 31, 2010, our backlog amounted to approximately $50.2 million, of which approximately $34.2  million is expected to be delivered by the end of 2011 and $16.1 million is expected to be delivered thereafter.

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

F.           Tabular Disclosure of Contractual Obligations.

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2010 and the effect we expect them to have on our liquidity and cash flow in future periods.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(in thousands)
Long-term bank debt obligations	$553	$503	$50	-	-
Loan from related party, including interest payable	$10,137	-	$10,137	-	-
Operating lease obligations	$2,875	$822	$863	$295	$895
Purchase obligations	-	-	-	-	-
Other long-term liabilities reflected on our balance sheet under U.S. GAAP	$3,394	-	-	-	$3,394
Total	$16,959	$1,325	$11,050	$295	$4,289

In addition, we have guaranteed advance payments, the performance of our work and provided warranties for the performance of our work to certain of our customers (usually governmental entities).  Such guarantees are required by contract for our performance during the installation and operational period of projects throughout Israel and the rest of the world.  The performance guarantees typically expire soon after certain milestones are met and warranty guarantees typically expire at the end of the warranty period.  The maximum potential amount of future payments we could be required to make under our guarantees at December 31, 2010 was $7.2 million.  We have not recorded any liability for such amounts as we expect that our performance will be acceptable and to date, no performance bank guarantees have been exercised against us except with respect to our dispute relating to an airport project in Eastern Europe.  See Item 8.A - “Consolidated Statements and Other Financial Information-Legal Proceedings.”

ITEM 6.	Directors, Senior Management and Employees

A.           Directors and Senior Management.

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Jacob Perry(1) (2)	67	Chairman of the Board of Directors
Eitan Livneh	57	President and Chief Executive Officer
Hagai Katz	60	Senior Vice President - Marketing
Asaf Even-Ezra	45	Senior Vice President –Worldwide Sales
Yehonatan Ben-Hamozeg	52	Senior Vice President – Product Development and Projects
Ilan Ovadia	44	Senior Vice President – Finance, Chief Financial Officer and Secretary
Jacob Even-Ezra (1)(3)	80	Director
Nathan Kirsh	79	Director
Shaul Kobrinsky(1)(2)(3)(4)	59	External Director
Zeev Livne(1)	66	Director
Jacob Nuss(3)	63	Director
Barry Stiefel	61	Director
Liza Singer (1)(2)(3)(4)	41	External Director
______________
(1) Member of our Mergers and Acquisitions Committee.
(2) Member of our Rights Offering Committee.
(3) Member of our Audit Committee.
(4) Member of our Investment Committee.

Mr. Jacob Even-Ezra is the father of Mr. Asaf Even-Ezra.  There are no other family relationships among our directors and senior executives.

Jacob Perry has served as the chairman of our board of directors since January 2008.  Prior thereto, Mr. Perry served as the deputy chairman of our board of directors from 2006 and has served as a director of our company since December 2002.  From 1995 to December 2002, Mr. Perry served as the president and chief executive officer of Cellcom Israel Ltd., one of Israel’s leading cellular phone operators.  Mr. Perry served 29 years with the Israeli General Security Service and served as its director from 1988 until 1995.  Mr. Perry has also served as a coordinator to the Israeli Prime Minister on the subject of prisoners of war and missing persons.  Mr. Perry was a board member of El-Al Israel Airlines and a member of the management of many public organizations.  Mr. Perry is also a chairman of the board of directors of Mizrahi Tefahot Bank B.M.  Mr. Perry serves as a director of Tamarind Technologies and New Kopel, an Israeli vehicle and car service group.  Mr. Perry holds a B.A. degree in Oriental Studies and History of the Jewish People from Tel Aviv University and completed the Advanced Management Program at Harvard Business School.

Eitan Livneh has served as our president and chief executive officer since August 2009.  Prior to joining our company and from February 2007, Mr. Livneh served as President and chief executive officer of Tadiran Telecom Ltd., a leading Israel-based telecommunications company.  Between January 2000 and February 2007, Mr. Livneh was the chief executive officer of Elgo Irrigation Ltd., and prior to that, a general manager at Packer Plada Group Ltd.  From 1989 to 1994, Mr. Livneh was vice president, marketing and assistant to the President of Elisra Electronic Systems Ltd.  Mr. Livneh holds a B.A. degree in Economics and Business Administration from Bar-Ilan University, Tel Aviv, Israel.

Hagai Katz has served as our senior vice president - marketing and business development since July 2010, and previously served as our general manager, Israel division and corporate vice president - marketing and products from January 2009.  Prior to joining our company and from 2007, Mr. Katz served as the chief executive officer of Transtech Airport Solutions Ltd.  From 2004 to 2007, Mr. Katz served as the chief executive officer of UAV Tactical Systems Ltd., based in the United Kingdom.  Prior to that, Mr. Katz served in a number of leading technology companies, including NICE Systems (NASDAQ: NICE), where he served in various senior positions including chief operating officer and President of its video analytics division.  Mr. Katz holds a B.A. degree in Computer Sciences from the Technion - Israel Institute of Technology and a M.Sc. degree in Business Engineering from the Ben-Gurion University of the Negev.

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

Jacob Even-Ezra has served as a director since 1984 and is a member of our investment committee.  From 1984 until December 2007, Mr. Even-Ezra served as the chairman of our board of directors.  From 1984 until 2006, Mr. Even-Ezra served as our chief executive officer, and from 1987 until 1990 he also served as our president.  Mr. Even-Ezra is currently a member of the Executive Council and the Management Committee of Tel Aviv University.  From 1985 to 1988, Mr. Even-Ezra also served as the chairman of the Israel Export Institute.  Mr. Even-Ezra holds a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

Nathan Kirsh has served as a director since 1984.  Mr. Kirsh is an independent investor.  Mr. Kirsh serves as one of the trustees of the Eurona Foundation, the beneficial owner of 100% of the ordinary shares of our company that are held by Mira Mag Inc.  Mr. Kirsh holds a B.S. degree in Commerce from the University of Witwatersrand, Johannesburg, South Africa.

Shaul Kobrinsky has served as an outside director since July 2004 and is the chairman of our audit committee and the Financial Statements Review Committee, and a member of our investment committee, mergers and acquisition committee and rights offering committee.  Mr. Kobrinsky has served as the President and Chief Executive Officer of Urdan Industries Ltd., an investment and holding company since 1997.  Since 2003, Mr. Kobrinsky has served as senior managing director of Alagem Capital Group, a Beverly Hills based investment group.  From 1989 to 1997, Mr. Kobrinsky served as chief executive officer of Cargal Ltd., an Israeli company that manufactures corrugates.  Prior to that and from 1984, Mr. Kobrinsky served as deputy managing director of Clal Industries Ltd., a holding and investment company.  Mr. Kobrinsky holds a B.A. degree in Economics from Tel Aviv University.  Mr. Kobrinsky is a member of the Antitrust Court of the State of Israel.

Zeev Livne has served as a director since July 2004.  Mr. Livne has served as the chairman of Livne Strategic Consultants Ltd. since 2001.  Prior to that, Mr. Livne served in the Israel Defense Forces, or IDF, for 39 years and retired as a Major General.  During his long military career with the IDF, Mr. Livne served as the Defense Attaché to the United States and Canada from 1997 to 2001, Military Secretary to the Prime Minister of Israel from 1996 to 1997 and Ground Force Commander from 1994 to 1996.  From 1992 to 1994, Mr. Livne established the IDF Home Front Command and served as its first Commander.  Mr. Livne serves on the board of directors of PAZKAR Ltd., a private Israeli company.  Mr. Livne holds a B.A. degree in History from Tel Aviv University and an M.A. degree in Geography from the University of Haifa.

Jacob Nuss has served as a director since 1993 and is a member of our audit committee.  Mr. Nuss has served as the vice president - internal auditing of Israel Aircraft Industries Ltd., or IAI, since 2004, and served as IAI’s deputy vice president - internal auditing from 1999 to 2003.  From 1993 to 1999, Mr. Nuss served as the director of finance of IAI’s electronics group.  From 1991 to 1993, Mr. Nuss served as assistant to the chairman of the board of directors of IAI.  Mr. Nuss has served in various financial management capacities at IAI since 1975.  Mr. Nuss holds a B.A. degree in Economics and Business Management from Bar Ilan University and an M.B.A. degree in Business from Tel Aviv University.  Mr. Nuss holds a certificate in internal auditing.

Barry Stiefel has served as a director since November 2008.  Mr. Stiefel served as a director of one of our UK subsidiaries from 1986 to 1990.  Since 2001, Mr. Stiefel has served as a consultant for a number of companies, including Premedia Limited and its subsidiaries.  From 1990 until 2001, Mr. Stiefel was the chief executive officer of Meridian VAT Reclaim Group, which he founded.  Between 1985 and 1990, Mr. Stiefel served as consultant in the field of trade finance.  From 1981 to 1985, Mr. Stiefel served as finance director of Fisher Brothers Lumber Company Limited, a South African company.  Mr. Stiefel holds a B.Sc. degree in Mathematics and Chemistry and a B.A. degree in Accounting, both from the University of Witwatersrand in South Africa.  Mr. Stiefel is a chartered accountant in South Africa and is registered as an auditor (not in public practice) in the United Kingdom.

Liza Singer has served as an external director since June 2010 and is a member of our audit committee, mergers and acquisition committee, rights offering committee and investment committee.  Ms. Singer has served since 2003 as the owner’s representative of the Lewis Trust Group, an investment assessment and development entity that focuses on tourist projects and the development of marine and hotels resorts.  During 2007, Ms. Singer also served as the Chief Operating Officer and Country Manager of Brack Capital Real Estate.  Between 2002 and 2003, Ms. Singer served as the Vice President of Business Development of the Baran Group, a provider of engineering and construction services.  From 2000 to 2001, Ms. Singer served as investment director of Syntek Capital, a private-equity investment company, and between 1999 and 2000, Ms. Singer served as an associate at APAX Partners & Co., a venture capital fund.  Mr. Singer was also an accountant at Kesselman & Kesselman, the Israeli member firm of PricewaterhouseCoopers.  Ms. Singer has an LLB degree, a BA degree in accounting and an MBA degree, all from Tel Aviv University.  Ms. Singer is a certified public accountant (Israel) and a registered lawyer in the Israeli Bar Association.

All of our directors were elected at our 2010 annual general meeting held on June 23, 2010.  Messrs. Perry, Even-Ezra, Kirsh, Livne, Nuss and Stiefel will serve as directors until our 2011 annual general meeting of shareholders.  Mr. Kobrinsky and Ms. Singer, who were elected to serve as external directors within the meaning of the Israeli Companies Law, will serve for terms of three years.  An attempt to replace the majority of our board of directors by certain dissident shareholders was rejected by our shareholders at an extraordinary general meeting held on August 12, 2010.

B.           Compensation

During the year ended December 31, 2010, our executive officers and directors as a group (consisting of 13 persons) earned aggregate compensation of approximately $2.0 million for their services as officers and directors, of which $1.9 million was paid in 2010.  As of December 31, 2010, the aggregate amount set aside or accrued for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers was approximately $1.2 million.  In addition, we have provided automobiles to our executive officers at our expense, and Mr. Jacob Even-Ezra, a director, is reimbursed for the costs of a chauffeur.

We pay Mr. Perry, the chairman of our board of directors, a monthly salary of NIS 50,000 (approximately $14,088). Such compensation is linked to the Israeli consumer price index and is adjusted every six months. As of March 31, 2011, the adjusted salary amounted to NIS 53,305 (approximately $15,019).  Mr. Perry is also entitled to an annual bonus equal to 5% of our company’s annual income before taxes, but in any event not more than $500,000 per year, provided that our senior management is entitled to receive performance bonuses for the given year.  In addition, Mr. Perry is entitled to the following benefits: an executive level car, mobile phone, daily newspaper and reimbursement of home communication expenses up to NIS 1,000 a month (approximately $282) against receipts.  However, we will not be obliged to provide such benefits to the extent that such benefits are provided to Mr. Perry by another employer.  Currently Mr. Perry’s car, mobile phone, 60% of his home communication expenses and a daily newspaper are provided to Mr. Perry by another employer.

We pay our external directors and our independent directors (directors who are not employees of our company or officers or employees of any entity that beneficially owns 5% or more of our ordinary shares) an annual fee of NIS 64,175 (approximately $18,083) and a fee of NIS 2,390 (approximately $673) for each board or committee meeting that they attend.  Such amounts are linked to the Israeli consumer price index and are updated on a semi-annual basis and accordingly, were adjusted to reflect changes in the Israeli consumer price index in February and August 2010 and February 2011.

As of December 31, 2010, our directors and executive officers as a group, then consisting of 13 persons, held options to purchase an aggregate of 868,000 ordinary shares, having exercise prices ranging from $3.48 to $7.59.  Generally, the options vest over a two to four years period.  Of such options, options to purchase 83,336 ordinary shares expire in August 2014; options to purchase 300,000 ordinary shares expire in three equal portions of 100,000 ordinary shares each in August 2013, 2014 and 2015; options to purchase 24,500, 24,500, 48,500, 48,500 and 22,000 ordinary shares expire in April 2013, 2014, 2015, 2016 and 2017, respectively; options to purchase 34,000, 58,000, and 58,000 ordinary shares expire in December 2013, 2014 and 2015, respectively; options to purchase 20,833 ordinary shares expire in each of November 2014, February 2015, May 2015, August 2015, November 2015, February 2016, May 2016 and August 2016, or earlier upon termination of employment as an executive officer or service as a director of our company.  All of such options were granted under our 2003 Stock Option Plan.  See this Item 6E. “Directors, Senior Management and Employees - Share Ownership - Stock Option Plans.”

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

Under the Israeli Companies Law, our board of directors is required to determine the minimum number of directors who must have “accounting and financial expertise,” as such term is defined in regulations promulgated under the Israeli Companies Law.  Our board of directors has determined that at least one director must have “accounting and financial expertise.”  Our board of directors has further determined that Ms. Liza Singer has the requisite “accounting and financial expertise.”

We do not follow the requirements of the NASDAQ Listing Rules regarding the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders.  See Item 16G. “Corporate Governance.”

External and Independent Directors

External directors.  The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors.  The Israeli Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above.  Pursuant to a recent amendment to the Israeli Companies Law, that will become effective as of May 14, 2011 the definition of “relative” is expanded to include also a sibling, brother, sister or parent of the foregoing relatives.  In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder.  Under the recent amendment to the Israeli Companies Law, effective as of May 14, 2011, if the company does not have a controlling shareholder or a shareholder holding at least 25% of the voting rights and includes, “affiliation” also includes a relationship, at the time of the appointment, with the chairman of the board, the chief executive officer, a substantial shareholder or the most senior financial officer of such company. Regulations promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an external director. In addition, no person may serve as an external director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an external director is appointed, all current members of the board of directors are of the same gender, then that external director must be of the other gender.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time

At least one of the elected external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, are not required to appoint an external director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors.  All of the external directors of such a company must have “professional qualification.”

The external directors are elected by shareholders at a general meeting.  The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter.  This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company.  However, pursuant to the recent amendment to the Israeli Companies Law, effective as of May 14, 2011, the required special majority is increased to a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the outside director (unless such personal interest is not related to such persons relationship with the controlling shareholder).  This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the outside director represent 2% or less of the voting rights in the company.

In general, under the Israeli Companies Law currently in effect, external directors serve for a three-year term and may be reelected to one additional three-year term.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, may appoint an external director for additional terms of not more than three years subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company.  External directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company.

Pursuant to the recent amendment to the Israeli Companies Law, effective as of May 14, 2011, the term of office of an external director may be extended by the shareholders following the initial three year term for two additional three years terms, at the nomination of either the board of directors or any shareholder(s) holding at least 1% of the voting rights in the company.  If the board of directors proposed the nominee, the reelection must be approved by the shareholders in the same manner required to appoint external directors for an initial term, as described above.  If such reelection is proposed by shareholders, such reelection requires the approval of the majority of the shareholders voting on the matter, excluding the votes of any controlling shareholder and other shareholders having a personal interest in the matter as a result of their relationship with the controlling shareholder(s), provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholder(s) who voted in favor of the nominee constitute more than 2% of the voting rights in the company.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one external director and the audit committee and the Financial Statements Review Committee must include all the external directors.  An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

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

Our board of directors has determined that Ms. Singer and Mr. Kobrinsky qualify both as independent directors under the requirements of the Securities and Exchange Commission and NASDAQ and as external directors under the requirements of the Israeli Companies Law.  Our board of directors has further determined that Messrs. Nuss and Livne qualify as independent directors under the requirements of the Securities and Exchange Commission and NASDAQ.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  The audit committee must consist of at least three directors and must include all of the external directors.  Pursuant to recent amendment to the Israeli Companies Law, effective as of May 14, 2011, the majority of the members of the audit committee must be independent directors.  Such independent directors must meet all of the standards required of an external director and may not serve as a director for more than consecutive nine years (a cessation of service as a director for up to two years during any nine year period will not be deemed to interrupt the nine year period).  The audit committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; or a controlling shareholder or any of the controlling shareholder’s relatives.  Under the recent amendment to the Israeli Companies Law, effective as of May 14, 2011, any director who rendered services to the controlling shareholder or an entity controlled by the controlling shareholder may not be a member of the audit committee.  Any person who is not permitted to be a member of the audit committee may not be present in the meetings of the audit committee unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a specific matter.  However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the audit committee, the secretary of the company and its legal counsel may be present during the meeting.

The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law.  Pursuant to the recent amendment of the Israeli Companies Law, effective as of May 14, 2011, the responsibilities of the audit committee were expanded to include, among others, review of the internal controls of the company, the internal auditor’s audit plan and the independent auditor’s engagement and compensation.  As of September 15, 2011, the audit committee is required to establish and monitor whistleblower procedures.  Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

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

Our audit committee consists of three board members who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members.  Our audit committee is currently composed of Messrs. Shaul Kobrinsky and Jacob Nuss and Ms. Liza Singer.  The audit committee meets at least once each quarter.  Our audit committee charter is available on our website at www.magal-s3.com.

Investment Committee

Our board of directors has established an investment committee, which is responsible for the investment of our cash and our hedging transactions.  The investment committee is currently composed of Messrs. Jacob Even-Ezra and Shaul Kobrinsky and Ms. Singer.

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

Financial Statements Committee

Pursuant to regulations recently promulgated under the Israeli Companies Law, a public company, such as our company, is required to establish a committee of the board of directors for the review of the financial statements, effective as of the financial statements for the year ended December 31, 2010.  The majority of the members of the Financial Statements Committee must be independent directors, as defined in the Israeli Companies Law, all of the members must be able to read and understand financial statements, and at least one of the members must have “financial and accounting expertise,” as defined in regulations promulgated under the Israeli companies Law.  The chairman of the committee must be an external director.  Pursuant to the new regulations, commencing with the financial statements for the year ended December 31, 2010, financial reports of a public company must be brought for discussion and approval by the board of directors only after the Financial Statements Committee has discussed and made recommendations to the board of directors regarding the: (1) valuations and estimates used in connection with the financial statements; (2) internal controls over financial reporting; (3) completeness and appropriateness of the disclosure in the financial statements; (4) accounting policies adopted and accounting treatment applied to material matters; and (5) valuations, including underlying assumptions and estimates, on which data in the financial statements is based.  Under the regulations, the audit committee may act also as the Financial Statements Committee if it complies with the requirements of the regulations.

In March 2011, our Board of Directors determined to appoint our Audit Committee to also serve as the Financial Statements Committee.

Rights Offering Committee

Our Board of Directors has established a committee to oversee the rights offering that we intend to initiate during 2011 and make a recommendation to the board of directors with respect to the terms of the rights offering.  The rights offering committee is composed of Mr. J. Perry, the chairman of our board of directors, and Mr. Shaul Kobrinsky and Ms. Liza Singer, our two external directors.

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

Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the board of directors, and exculpation, insurance and indemnification of, or an undertaking to, indemnify an office holder who is not a director requires both board of directors and audit committee approval.  However, pursuant to recent amendment to the Israeli Companies Law, effective as of May 14, 2011, the arrangements and agreements regarding the terms of employment of officeholders who are not directors will require the approval of the audit committee (or the compensation committee to the extent the company has established such a committee) prior, and in addition, to the approval of the board of directors.  However, the approval of the board of directors is not required if the new arrangement only modifies an existing arrangement and the audit committee determines that such modification is not material.  The compensation of office holders who are directors must be approved by the audit committee, board of directors and shareholders.

Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is adverse to the company’s interest may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may also be required. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless the transaction is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board of directors or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

The disclosure requirements that apply to an office holder also apply to a transaction in which a controlling shareholder with respect to his or her personal interest in any existing or proposed transaction by us.  The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, board of directors and shareholders.  The shareholder approval for such a transaction must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter (not including abstentions).  The transaction can be approved by shareholders without this one-third approval if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.  However, pursuant to recent amendment to the Israeli Companies Law, effective as of May 14, 2011, the required special majority is increased to a simple majority of the shareholders voted on the matter, excluding the votes of shareholders who have a personal interest in such transaction.  This majority requirement will not apply if the total number of shares of disinterested shareholders who vote against the approval of the transaction represent less than 2% of the voting rights in the company.

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

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a public company’s outstanding shares or a class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares or a class of shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer.  If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.  The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer.  However, pursuant to a recent amendment of the Companies Law, effective as of May 14, 2011, the terms for filing the request for appraisal has been extended to six months.  In addition, in the event of a full tender offer, the offeror may determine that any shareholder who accepts the offer will not be entitled to appraisal rights.  Such determination will be effective only if the offeror or the company has timely published all the information that is required to be published in connection with such full tender offer pursuant to all applicable laws.

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

Pursuant to the Law for Efficient Enforcement Process in the Securities Authority (Legislation Amendment) 5771-2011, or the Enforcement Law, the Israel Securities Authority, or ISA, may impose fines on public companies, their senior office holders and employees, for the certain actions or omissions stipulated in the Enforcement Law.  While almost all of the fineable actions and omissions stipulated do not apply to dual listed companies such as our company, the ISA may impose fines on us or our office holders if we do not make a public filing in Israel of any information or report that was publicly filed with the Securities and Exchange Commission, or if we do not furnish any information that was required by the ISA.  Pursuant to the Enforcement Law, a company may not purchase, directly or indirectly, insurance for these proceedings and such insurance if purchased is void.  The Enforcement Law further provides that a company or its controlling shareholder may not, directly or indirectly, indemnify the office holders or employee against, or otherwise pay, fines that were imposed on them pursuant to the Enforcement Law.  However, under the Enforcement Law, if permitted by a company’s articles of association, a company is entitled to purchase insurance and indemnify for payment of damages to any injured person and for expenses incurred by office holders or employees in connection with proceedings conducted against them, including reasonable litigation expenses such as legal fees.  A company may undertake to provide such indemnification in advance.  In addition, pursuant to a recent amendment to the Companies Law, effective as of May 14, 2011, the ISA shall have similar administrative and enforcement authorities with respect to certain breaches of corporate governance rules that are stipulated by the Israeli Companies Law.  The above restrictions and limitations on insurance and indemnification of officeholders apply also to proceedings conducted by the ISA pursuant to the Israeli Companies Law.

D.           Employees

As of December 31, 2010, we employed 252 full-time employees, of whom 38 were employed in general management and administration, 36 were employed in selling and marketing, 16 were employed in production management, 128 were employed in production, installation and maintenance, and 34 were employed in engineering and research and development.  Of such full-time employees, 120 were located in Israel, 10 were in the United States, 77 were in Canada and 45 were in various other countries. As of December 31, 2009, we employed 282 full-time employees, of whom 40 were employed in general management and administration, 36 were employed in selling and marketing, 21 were employed in production management, 145 were employed in production, installation and maintenance, and 40 were employed in engineering and research and development.  Of such full-time employees, 152 were located in Israel, 14 were in the United States, 76 were in Canada and 40 were in various other countries.

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

E.           Share Ownership.

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of April 4, 2011.

Name	Number of Ordinary Shares Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Jacob Perry (3)(4)	134,833	1.28%
Eitan Livneh (5)	149,235	1.43%
Hagai Katz	49,000	*
Asaf Even-Ezra (6)	163,926	1.58%
Yehonatan Ben-Hamozeg	33,500	*
Ilan Ovadia	34,000	*
Jacob Even-Ezra (7)	515,945	4.96%
Nathan Kirsh (8)	2,516,267	24.20%
Shaul Kobrinsky	-	-
Zeev Livne	-	-
Jacob Nuss	-	-
Barry Stiefel	5,000	*
Liza Singer	-	-
All directors and executive officers as a group (13 persons)	3,601,706	34.62%
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

(2)	The percentages shown are based on 10,396,548 ordinary shares issued and outstanding as of April 4, 2011.

(3)	Includes 100,000 ordinary shares issuable upon the exercise of currently exercisable options granted by our company, having an exercise price of $7.59 per share that expire in August 2013.

(4)
Includes 33,333 ordinary shares issuable upon the exercise of currently exercisable options granted to Mr. Perry by Ki Corporation.  Ki Corporation granted Mr. Perry the right to purchase 100,000 shares upon the same terms and conditions that apply to the exercise of the options granted to him under his employment agreement.  Mr. Perry has the right to purchase the shares in three equal annual installments commencing on August 20, 2010 at a price of $7.59 per share.  The right to purchase each installment expires after three years.

(5)
Includes 83,336 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $4.35 per share that expire in August 2014, 20,833 ordinary shares issuable upon the exercise of currently options, having an exercise price of $4.35 per share that expire in November 2014,  20,833 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $4.35 per share that expire in February 2015 and 20,833 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $4.35 per share that expire in May 2015.

(6)
Includes 24,000 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $3.53 per share that expire in April 2015 and  24,000 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $3.53 per share that expire in April 2016.  Asaf Even-Ezra is Jacob Even-Ezra’s son.

(7)	Includes 77,975 ordinary shares held by a trustee. Jacob Even-Ezra is the father of Asaf Even-Ezra.

(8)
Based upon a Schedule 13D/A filed with the Securities and Exchange Commission on May 17, 2010 and other information available to the company.  All of the ordinary shares are held of record by Ki Corporation, a company organized in New Jersey.  The Eurona Foundation holds 100% of Ki Corporation.  The Eurona Foundation is a Liechtenstein trust controlled by Mr. Kirsh, who also serves as its trustee.  Mr. Kirsh may be deemed to have beneficial ownership of the ordinary shares held of record by Mira Mag and Ki Corporation.

Share Option Plans

2003 Israeli Share Option Plan

On October 27, 2003, our board of directors adopted our 2003 Israeli Share Option Plan, or the 2003 Plan, which was approved by our shareholders in July 2004.  Under the 2003 Plan, stock options could be granted to our employees, directors, officers and consultants, in accordance with the decision of our board of directors.  Our board of directors had the authority to determine the vesting schedule of such options and the exercise price.  Under the 2003 Plan, unless determined otherwise by the Board, no option may be exercised before the second anniversary of the date on which it was granted.  Pursuant to the 2003 Plan, any options that are cancelled or not exercised within the option period will become available for future grants.  Our board of directors has elected to allot options to Israeli employees under Israel’s capital gain tax treatment.  Pursuant to the provisions of the 2003 Plan, if we issue a stock dividend, the number of shares purchasable by any grantee upon the exercise of options that were granted prior to the issuance of the stock dividend will be correspondingly increased.  In May 2008, our board of directors approved an amendment to the 2003 Plan, which was approved by our shareholders in August 2008, pursuant to which the number of ordinary shares available for issuance under the 2003 Plan was increased by 1,000,000 shares and the termination of the 2003 Plan was extended from October 2013 to October 2018.

As of December 31, 2010, options to purchase 1,168,000 ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $5.19 per share.  No options awarded under the 2003 Plan were exercised during 2010.  Following the adoption of our 2010 Israeli Share Option Plan in June 2010, no additional options will be granted under the 2003 Plan.

2010 Israeli Share Option Plan

In June 2010, we adopted our 2010 Israeli Share Option Plan, or the 2010 Plan.  Under the 2010 Plan, stock options may be periodically granted to our employees, officers, directors and consultants of our company and subsidiaries.

An aggregate 450,575 ordinary shares that remained available for futures option grants under the 2003 Plan as of the date of the adoption of the 2010 Plan and any ordinary shares that become available in the future under the 2003 Plan as a result of expiration, cancellation or relinquishment of any option outstanding under the 2003 Plan will be rolled over to the 2010 Plan.  The 2010 Plan has a term of ten years.

The 2010 Plan is designed to allow the grantees to benefit from the tax benefits under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961.  Our Board of Directors has resolved that all options that will be granted to Israeli residents under the 2010 Plan will be taxable under the “capital gains route.”  Pursuant to this route, the profit realized by an employee is taxed as a capital gain (25%) if the options or underlying shares are held by a trustee for at least 24 months from their date of the grant or issuance.  Any difference between the exercise price of the options and the average price of the company’s shares during the 30 trading days before the date of grant of the options will be treated as ordinary income and will be taxed according to the employee’s marginal tax rates plus social contribution.  If the underlying shares are sold before the elapse of such period, the profit is re-characterized as ordinary income.

The Board of Directors or a committee of the Board of Directors, the Committee, if appointed, will administer the 2010 Plan.  The Board of Directors or the Committee will have the full power and authority to, subject to limitation under the terms and provisions of any applicable law and subject to changes according to the Board’s decisions:

•	determine the persons who will receive option awards;

•
determine the terms and provisions of the respective option agreements (which need not be identical), including, but not limited to, provisions concerning the time and the extent to which the options may be exercised and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary;

•	determine the purchase price of each share subject to an option;

•	designate the type of options;

•	alter any restrictions and conditions of any options or shares subject to any options;

•	interpret the provisions and supervise the administration of the 2010 Plan;

•	accelerate the right of an optionee to exercise in whole or in part, any previously granted option;

•	prescribe, amend and rescind rules and regulations relating to the 2010 Plan; and

•	make all other determinations deemed necessary or advisable for the administration of the 2010 Plan.

However, the Board of Directors or the Committee may not, without the consent of the optionee, alter or in any way impair the rights of such optionee under any award previously granted.

Options are not assignable or transferable by the optionee.  No option or any right with respect to an option may be assignable, transferable or given as collateral or any right with respect to it given to any third party whatsoever, except as specifically allowed under the 2010 Plan, and during the lifetime of the optionee each optionee’s rights to purchase shares may only be exercised by the optionee.  Generally, an option may be exercised as long as the optionee is employed by, or providing services to, the company or any of its affiliates, to the extent the options have vested.

Options granted under the 2010 Plan may be exercised for cash, however the Board of Directors or the Committee may resolve to allow for a cashless exercise of the options.  In the event that we will pay cash dividends, the exercise price of the options will be adjusted to reflect such payment.

As of December 31, 2010, options to purchase 450,575 ordinary shares were outstanding under the 2010 Plan.  No options awarded under the 2010 Plan during 2010.

ITEM 7.	Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth certain information as of April 7, 2011 regarding the beneficial ownership of our ordinary shares, by each person or entity known to us to own beneficially 5.0% or more of our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Nathan Kirsh (3)	2,516,267	24.2%
Prescott Group Capital Management LLC. (4)	524,927	5.1%
Grace & White, Inc. (5).	521,102	5,1%
____________________

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

(2)	The percentages shown are based on 10,396,548 ordinary shares issued and outstanding as of April 7, 2011.

(3)
Based upon a Schedule 13D/A filed with the Securities and Exchange Commission on May 17, 2010 and other information available to the company.  All of the ordinary shares are held of record by Ki Corporation, a company organized in New Jersey.  The Eurona Foundation holds 100% of Ki Corporation.  The Eurona Foundation is a Liechtenstein trust controlled by Mr. Kirsh, who also serves as its trustee.  Mr. Kirsh may be deemed to have beneficial ownership of the ordinary shares held of record by Mira Mag and Ki Corporation.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13D filed with the Securities and Exchange Commission on January 28, 2011.  The Schedule 13D indicates that Prescott Group Aggressive Small Cap, L.P. and Prescott Group Aggressive Small Cap II, L.P., referred to together as the Small Cap Funds, are the general partners of Prescott Group Aggressive Small Cap Master Fund, G.P., or Prescott Master Fund.  Prescott Group Capital Management, L.L.C., or Prescott Capital, serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the ordinary shares held by the Master Fund.  Mr. Frohlich, as the principal of Prescott Capital, may direct the vote and disposition of the ordinary shares held by Prescott Master Fund.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on January 31, 2011.  The Schedule 13G/A indicates that Grace & White, Inc. is a registered investment adviser.

Significant Changes in the Ownership of Major Shareholders

On January 10, 2008, Mr. Nathan Kirsh filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 1,913,601, or 18.41% of our ordinary shares.  On April 24, 2008, Mr. Nathan Kirsh filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 2,191,162, or 21.08% of our ordinary shares.  On April 25, 2008, Mr. Nathan Kirsh filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 2,191,162, or 21.08% of our ordinary shares.  On January 16, 2009, Mr. Nathan Kirsh filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 2,516,268, or 24.20% of our ordinary shares.  On May 17, 2010, Mr. Nathan Kirsh filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 2,516,267, or 24.20% of our ordinary shares.

On February 11, 2008, Clough Capital Partners, L.P. filed an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 712,269 or 6.85% of our ordinary shares.  On February 10, 2009, Clough Capital Partners, L.P. filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 770,842 or 7.41% of our ordinary shares.  On February 1, 2010, Clough Capital Partners, L.P. filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 738,542 or 7.10% of our ordinary shares.  On June 17, 2010, Clough Capital Partners, L.P. filed with the SEC a Schedule 13D reflecting beneficial ownership of 704,042 or 6.8% of our ordinary shares.  On March 23, 2011, Clough Capital Partners, L.P. filed with the SEC an amendment to Schedule 13G, on Schedule 13G/A, reflecting that it ceased to beneficially own any of our ordinary shares.

On February 2, 2007, Diker GP, LLC, Diker Management LLC, or Diker Management, Messrs. Charles M. Diker and Mark N. Diker filed a Schedule 13G with the SEC reflecting beneficial ownership of 1,007,601 or 9.70% of our ordinary shares.  On February 12, 2008, the foregoing reporting persons filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,014,425, or 9.76%, of our ordinary shares.  On February 17, 2009, the foregoing reporting persons filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 968,468 or 9.32% of our ordinary shares.  On February 16, 2010, the foregoing reporting persons filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 786,854 or 7.57% of our ordinary shares.  On June 21, 2010, the foregoing reporting persons filed with the SEC a Schedule 13D reflecting beneficial ownership of 604,495 or 5.8% of our ordinary shares.  On February 14, 2011, the foregoing reporting persons filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of less than 5% of our ordinary shares.

On February 4, 2008, Grace & White, Inc. filed a Schedule 13G with the SEC reflecting beneficial ownership of 574,254 or 5.52% of our ordinary shares.  On February 10, 2009, Grace & White, Inc. filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 596,148 or 5.73% of our ordinary shares.  On February 1, 2010, Grace & White, Inc. filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 607,526 or 5.84% of our ordinary shares. On January 31, 2011, Grace & White, Inc. filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 521,102 or 5.01% of our ordinary shares.

On February 14, 2008, Prescott Capital, Prescott Group Aggressive Small Cap, L.P., Prescott Group Aggressive Small Cap II, L.P. and Mr. Phil Frohlich filed a Schedule 13G with the SEC reflecting beneficial ownership of 539,097 or 5.19% of our ordinary shares.  On February 10, 2009, the foregoing reporting persons filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 547,127 or 5.3% of our ordinary shares.  On June 14, 2010, the foregoing reporting persons filed with the SEC a Schedule 13D reflecting beneficial ownership of 544,427 or 5.2% of our ordinary shares.

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 7, 2011, there were 52 holders of record of our ordinary shares, of which 41 record holders holding approximately 80.1% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 79.9% of our outstanding ordinary shares as of such date.

B.           Related Party Transactions.

On January 22, 2008, we entered into a retirement agreement with Mr. Jacob Even-Ezra, who retired from his position as the chairman of our board of directors as of January 1, 2008, based on the terms approved by our shareholders in August 2007.  Subsequent to the annual general meeting of our shareholders held in August 2007, our board of directors required that Mr. Even-Ezra’s retirement agreement be amended to include a non-compete undertaking.  Pursuant to the retirement agreement, as amended, Mr. Even- Ezra has undertaken not to compete with our company for a period of three years following his retirement.  In consideration, we agreed to pay Mr. Even-Ezra $360,000.  Such amendment was approved in January 2008 by our audit committee and board of directors without shareholder approval in accordance with the Companies Regulations (Relief from Related Party Transactions) 5760-2000, promulgated under the Israeli Companies Law, since such amendment is solely for the benefit of the our company.  In addition, as gratitude for his long term and outstanding efforts to further our business and interests, we agreed to provide to Mr. Even-Ezra with certain benefits and services, the value thereof presently estimated to be $50,000 per year, for the rest of his life.  As of December 31, 2010, the actuarial value of these perquisites is estimated at approximately $679,000.

On August 21, 2008, we entered into an agreement with Mr. Jacob Perry, in connection with his services as the chairman of our board of directors, which was amended effective as of January 1, 2010 pursuant to the approval of our shareholders at our 2010 annual general meeting.  Pursuant to the terms of the agreement, as amended, Mr. Perry agreed to serve as the chairman of our board of directors on a part time basis and has undertaken to devote 50%-60% of his business time and attention to the development of our business.  Mr. Perry’s service as the chairman of our board of directors is for an unlimited period, however each party may terminate the agreement without cause by giving 90 days’ notice to the other party.  Mr. Perry is entitled to receive as compensation for his services as chairman of our board of directors a monthly salary of NIS 50,000 (approximately $14,088).  Such compensation is linked to the Israeli consumer price index and is adjusted every six months. As  of March 31, 2011, the adjusted monthly salary amounted to NIS 53,305 (approximately $15,019).  In addition, Mr. Perry is entitled to an annual bonus equal to 5% of our company’s annual income before taxes, but in any event not more than $500,000 per year, provided that our senior management is entitled to receive performance bonuses for the given year.  In addition, Mr. Perry is entitled to the following benefits: an executive level car, mobile phone, daily newspaper and reimbursement of home communication expenses up to NIS 1,000 a month (approximately $282) against receipts.  However, we will not be obliged to provide such benefits to the extent that such benefits are provided to Mr. Perry by another employer.  Currently Mr. Perry’s car, mobile phone, 60% of his home communication expenses and a daily newspaper are provided to Mr. Perry by another employer.  Mr. Perry is also entitled to receive all customary social benefits such as managers insurance and education fund, such amount will be paid to him or to third parties for his benefit.  Mr. Perry was also granted options to purchase 300,000 ordinary shares of our company, exercisable at a price of $7.59 per share.  The options vest in three equal installments of 100,000 ordinary shares each on August 20, 2010, August 20, 2011 and August 20, 2011.  Each tranche will expire three years after the applicable vesting date.

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

On September 8, 2010, Ki Corporation Limited, a company affiliated with Mr. Nathan Kirsh, our principal shareholder and a director, provided us with a bridge loan in the principal amount of $10.0 million. The loan agreement provided that if it was not repaid within 180 days, the bridge loan would begin to accrue interest at the rate of LIBOR + 4% per year, calculated from the date of the loan and accumulated on a quarterly basis.  However, if the rights offering that we intend to initiate during 2011 occurs within 240 days from the date of the loan, the loan will not bear any interest.  Our Audit Committee and Board of Directors believe that the loan is on terms that are favorable to our company, as the market interest rate for similar loans in Israel is approximately 6.7% per year.  The loan is due and payable on January 10, 2012, and we have an option to extend the maturity date for an additional 60 days.  Any interest will be paid together with, and in the same manner as, the principal, no later than the maturity date.  We intend to use part of the proceeds from the rights offering that we intend to initiate during 2011 for the repayment of the bridge loan, which amounts to $10.0 million as of the date of this annual report.  We have undertaken to repay such amount within five business days after the successful completion of the rights offering.

On October 2010, we entered into an agreement with Mr. Nathan Kirsh, our controlling  shareholder, for the supply of a perimeter security solution for his private property in France for the aggregate consideration of Euro 233,000 (approximately $310,000).   Our Audit Committee and Board of Directors approved the terms of the transaction.

C.           Interests of Experts and Counsel.

Not applicable.

ITEM 8.	Financial Information

A.           Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

See the consolidated financial statements included under Item 18, “Financial Statements.”

Export Sales

In the years ended December 31, 2008, 2009 and 2010, the total amount of our revenues from our facilities located outside of Israel to customers outside of Israel was approximately $35.1 million, $30.1 million and $36.9 million, respectively, or 61.5%, 56.7% and 74.3% of our total revenues, respectively.  In the years ended December 31, 2008, 2009 and 2010, the total amount of our export revenues from our Israeli facilities to countries outside of Israel was approximately $9.9 million, $10.7 million and $2.9 million, respectively, or 17.4%, 19.6% and 5.9% of our total revenues, respectively.

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

On June 6, 2007, the Court of Arbitration issued its decision in the arbitration and stated that the agreement concluded between us and the customer was void due to legal mistakes made by the customer in the tender process.  Based on such decision, we decided to initiate a new legal action against the customer and seek compensation for the damages that we incurred.  In March 2010, the Court of Arbitration determined that the customer is liable for certain expenses incurred by us in connection with the negotiation and execution of the agreement due to the customer’s wrongful behaviour during the negotiations.  In addition, the Court of Arbitration determined that the customer is liable for damages caused to us due to the customer’s unjust enrichment resulting from its failure to pay for certain deliveries made by us.  The Court of Arbitration’s decision is subject to appeal. The scope of damages is subject to proceedings that are currently taking place before the Court of Arbitration.

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

A.           Offer and Listing Details.

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low

2006	$14.20	$8.51	NIS 64.78	NIS 36.10
2007	$12.00	$6.26	NIS 51.00	NIS 23.50
2008	$9.30	$4.61	NIS 32.44	NIS 18.60
2009	$6.40	$3.08	NIS 24.50	NIS 13.00
2010	$4.70	$2.50	NIS 16.86	NIS 9.61

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated and any subsequent period, the high and market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low
2009
First Quarter	$6.40	$3.79	NIS 24.50	NIS 16.00
Second Quarter	$4.95	$3.80	NIS 19.97	NIS 16.00
Third Quarter	$5.42	$3.63	NIS 20.39	NIS 14.60
Fourth Quarter	$4.55	$3.08	NIS 16.37	NIS 13.00

2010
First Quarter	$4.70	$3.50	NIS 16.86	NIS 13.70
Second Quarter	$4.00	$2.50	NIS 15.14	NIS 9.61
Third Quarter	$3.28	$2.70	NIS 12.00	NIS 10.00
Fourth Quarter	$3.68	$2.89	NIS 12.50	NIS 10.45

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low
October 2010	$3.56	$3.00	NIS 12.30	NIS 11.15
November 2010	$3.68	$2.89	NIS 12.50	NIS 10.45
December 2010	$3.45	$3.00	NIS 12.39	NIS 10.50
January 2011	$3.29	$2.63	NIS 11.66	NIS 10.18
February 2011	$3.15	$2.80	NIS 11.02	NIS 10.31
March 2010	$3.23	$2.92	NIS 11.41	NIS 10.56

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

The rights attached to the ordinary shares are as follows:

Dividends Rights.  Holders of ordinary shares are entitled to participate in the payment of dividends in accordance with the amounts paid-up or credited as paid up on the nominal value of such ordinary shares at the time of payment (without taking into account any premium paid thereon).  However, under article 13 of our articles of association no shareholder will be entitled to receive any dividends until the shareholder has paid all calls then currently due and payable on each ordinary share held by such shareholder.

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

Generally, resolutions are adopted at the general meeting of shareholders by an ordinary resolution, unless the Israeli Companies Law or our articles of association require an extraordinary resolution.  An ordinary resolution, such as a resolution approving the declaration of dividends or the appointment of auditors, requires approval by the holders of a simple majority of the shares represented at the meeting, in person or by proxy, and voting on the matter.  An extraordinary resolution requires approval by the holders of at least 75% of the shares represented at the meeting, in person or by proxy, and voting on the matter.  The primary resolutions required to be adopted by an extraordinary resolution of the general meeting of shareholders are resolutions to:

•	amend the memorandum of association or articles of association;

•	change the share capital, for example by increasing or canceling the authorized share capital or modifying the rights attached to shares; and

•	approve mergers, consolidations or winding up of our company.

Our articles of association do not contain any provisions regarding a classified board of directors or cumulative voting for the election of directors.  Pursuant to our articles of association, our directors (except the external directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected.  All the members of our board of directors (except the external directors) may be reelected upon completion of their term of office.  For information regarding the election of external directors, see “Item 6C. Directors, Senior Management and Employees – Directors and Senior Management - Board Practices - External and Independent Directors - External Directors.”

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

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of the outstanding shares, the acquisition must be made by means of a tender offer for the entire outstanding shares.  In such event, if less than 5% of the outstanding shares are not tendered in the tender offer, all the shares of the company will be deemed as tendered and sold.  However, if more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire any shares at all.  The law provides for appraisal allowing any shareholder to file a motion to the court within three months following the consummation of a full tender offer.  However, pursuant to recent amendment of the Israeli Companies Law, effective as of May 14, 2011, the terms for filing the request for appraisal has been extended to six months.  In addition, in the event of a full tender offer, the offeror may determine that any shareholder who accepts the offer will not be entitled to appraisal rights.  Such determination shall be effective only if the offeror or the company has timely published all the information that is required to be published in connection with such full tender offer pursuant to all applicable laws.

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

In April 2010,  we signed a $13.5 million contract with SSP for the modernization and upgrade of the indoor security systems of three high-security prisons in Mexico. Nearly half of the project was executed in 2010, and it is expected to be completed during 2011.

In December 2010, we signed a contract with the Port Authority of Kenya valued at $21.4 million to secure the port of Mombassa. The project is expected to be executed during 2011 and 2012.

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

General Corporate Tax Structure

Israeli companies are subject to income tax on their worldwide income regardless of the territorial source of such income.  Generally, Israeli companies are subject to “corporate tax” on their taxable income. Israeli companies were generally subject to corporate tax at the rate of 25% in 2010, which was reduced to 24% in 2011.  The corporate tax rate is scheduled to decrease further as follows: 23% for the 2012 tax year, 22% for the 2012 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter.  Capital gains derived after January 1, 2003 (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) are generally subject to tax at a rate of 25%.  However, the effective tax rate payable by a company that derives income from an “Approved Enterprise,” discussed further below, may be considerably less.  See “–Tax Benefits under the Law for the Encouragement of Capital Investments, 1959.”

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

•
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

•
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

Tax benefits under the 2010 Amendment

In December 2010, the Israeli Parliament passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other things, amendments in to the Investment Law, effective as of January 1, 2011.  According to the amendment, the benefit tracks under the Investment Law were modified and a uniform tax rate will apply to all of the income of an Approved or Privileged Enterprise.  Companies may elect to irrevocably implement the amendment (while waiving benefits provided under the Investment Law as currently in effect) and subsequently would be subject to the amended tax rates that are: 2011 and 2011 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%). Our company is not in development area A.  We are currently examining the possible effect of the amendment on our financial statements, if at all, and have not yet decided whether to apply the amendment.

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

Taxation under Inflationary Conditions

The Income Tax (Inflationary Adjustments) Law, 5745-1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation.  The Inflationary Adjustments Law is highly complex.  Its features which are material to us can be described as follows:

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

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.

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

This summary is not a legal opinion and cannot be used for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code or applicable U.S. state or local laws.  You are urged to consult your tax advisors regarding the foreign and United States federal, state and local tax considerations of an investment in ordinary shares.

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

Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2011 will be subject to tax at a reduced maximum tax rate of 15 percent.  Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the “Treaty”) or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States.  However, no assurance can be given that the ordinary shares will remain readily tradable.  The rate reduction does not apply unless certain holding period requirements are satisfied.  With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The rate reduction also does not apply to dividends received from a passive foreign investment company, see discussion below, or in respect of certain hedged positions or in certain other situations.  The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate.  U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate, discussed above, you would be required to file an annual return on IRS Form 8621, and, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund," or a QEF election, or to "mark to market" your ordinary shares, as described below:

•
you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

•
the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year, and

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year.

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

In addition, since we are also listed on the Tel Aviv Stock Exchange, we submit copies of all our filings with the SEC to the Israeli Securities Authority and Tel Aviv Stock Exchange.  Such copies can be retrieved electronically through the Tel Aviv Stock Exchange’s internet messaging system (www.maya.tase.co.il) and through the MAGNA distribution site of the Israeli Securities Authority (www.magna.isa.gov.il).

I.           Subsidiary Information.

Not applicable.

ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of risks, including changes in interest rates and foreign currency fluctuations.

Interest Rate Risk

Our exposure to market risk for changes in interest rates is related to our long-term and short-term loans.  Our financial expenses are sensitive to the LIBOR and prime interest rates, since our short-term loans bear prime-based interest rates and of our $0.6 million in long-term loans, $0.5 million bears LIBOR interest rate and $0.1 million bear prime-based interest rates.

The table below presents principal amounts and related weighted average interest rates by date of maturity for our loans:

Interest Rate Sensitivity Principal Amount by Expected Maturity Date and Weighted Average Interest Rate
(U.S. dollars in thousands)
Liabilities	2011	2012	2013	2014	Total	Fair Value at December 31, 2010
Short-term loans	$9,327	-	-	-	$9,327	$9,327
Weighted average interest rate (%)	5.5				5.5
Long-term loans	$503	$23	$27	-	$553	$553
Weighted average interest rate (%)	1	3	3	-	1.15	-

Foreign Currency Exchange Risk

We sell most of our products in North America, Europe and Israel.  Our revenues are primarily denominated in U.S. dollars, Euros and NIS, while a portion of our expenses, primarily labor expenses, is incurred in NIS and Canadian Dollars.  Additionally, certain assets, especially trade receivables, as well as part of our liabilities are denominated in NIS.  As a result, fluctuations in rates of exchange between the U.S. dollar and non-U.S. dollar currencies may affect our operating results and financial condition.  The dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the U.S. dollar.  In addition, the value of our non-U.S. dollar revenues could be adversely affected by the depreciation of the U.S. dollar against such currencies.  In 2008, 2009 and 2010, the NIS appreciated by approximately 1.1%, 0.7% and 6.0%, respectively, against the U.S. dollar, which had an adverse affect on our results of operations.  In 2008 and 2010, the Euro depreciated against the U.S. dollar by 5.3% and 7.4%, respectively, while in 2009 the Euro appreciated against the U.S. dollar by 3.5%.

In addition, the U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the Canadian dollar.  In 2008, the Canadian dollar depreciated against the U.S. dollar by approximately 19.7%, while in 2009 and 2010  the Canadian dollar appreciated against the U.S. dollar by 16.6% and 4.9%, respectively.

During the years ended December 31, 2008, 2009 and 2010, foreign currency fluctuations had an adverse impact on our results of operations and we recorded foreign exchange losses, net of $246,000, $1,138,000 and $199,000, respectively.  We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

To protect against the change in the forecasted foreign currency cash flows of certain sale arrangements resulting from changes in the exchange rate, from time to time we have entered into forward contracts to hedge portions of our forecasted revenue and unbilled accounts receivable denominated in foreign currencies.  We have designated the forward instruments as cash flow hedges for accounting purposes. In 2009 and 2010 we had no forward contracts.

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

We recorded $291,000, $0 and $0 of financial expenses related to forward contracts transactions in 2008, 2009 and 2010, respectively.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010.  In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission.  Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report on Form 20-F, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.             Audit Committee Financial Expert

Our board of directors has determined that Ms. Liza Singer, an external and independent director, meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission.  For a brief description of Ms. Singer’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management.”

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

	Year Ended December 31
Services Rendered	2009	2010
Audit (1)	$570,000	$369,000
Tax (2)	101,000	45,000
Other (3)	43,000	43,000
Total	$714,000	$457,000
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

(3)
Other fees primarily relate to out of pocket reimbursement of expenses, primarily traveling expenses of our auditors.  In 2009, other fees also include fees for due diligence performed in connection with a contemplated acquisition.  In 2010, these fees also relate to fees associated with our proposed rights offering.

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

Neither we nor any affiliated purchaser has purchased any of our securities during 2010.

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

ITEM 18.                Financial Statements

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Consolidated Financial Statements

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Operations	F-5

Statements of Changes in Shareholders' Equity	F-6 - F-7

Consolidated Statements of Cash Flows	F-8 - F-10

Notes to Consolidated Financial Statements	F-11 - F-52

Report of Independent Registered Public Accounting Firm with Respect to Subsidiary	F - 53

Schedule of Valuation and Qualifying Accounts	85

ITEM 19.                Exhibits

Exhibit No.	Description
1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant (2)
2.1	Specimen Share Certificate for Ordinary Share (3)
2.2	Registrant’s 2003 Israeli Share Option Plan (4)
2.3	Registrant’s 2010 Israeli Share Option Plan
2.4	Amended and Restated Term Sheet between the Registrant and Nathan Kirsh, originally entered into on July 20, 2010 and amended on September 6, 2010, and further amended on November 3, 2010 (5)
4.1	Agreement between the Kenya Port Authority and the Registrant for the Plant Design, Supply, Delivery, Installation and Commissioning of an Integrated Security System dated December 10, 2010
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer
15.2	Consent of Salles, Sáinz - Grant Thornton, S. C. (relating to Senstar Stellar Latin America, S. A. de C.V.)
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

(4)
Filed as Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8 (File No. 333-127340), filed with the Securities and Exchange Commission on August 9, 2005, and incorporated herein by reference.

(5)
Filed as Exhibit 4.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-171320), filed with the Securities and Exchange Commission on December 21, 2010, and incorporated herein by reference.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MAGAL SECURITY SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Magal Security Systems Ltd. and its subsidiaries ("the Company") as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In 2008, we did not audit the financial statements of a certain subsidiary, whose revenues constitute approximately 4.9% of total consolidated revenues for the year ended December 31, 2008. The financial statements of this company were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for this subsidiary, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 11, 2011	A Member of Ernst & Young Global

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2009	2010

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$11,869	$16,596
Short-term bank deposits	1,807	-
Restricted deposit	172	2,692
Trade receivables (net of allowance for doubtful accounts of $ 911 and $ 919 at December 31, 2009 and 2010, respectively)	12,328	15,106
Unbilled accounts receivable	5,892	2,927
Other accounts receivable and prepaid expenses (Note 4)	1,401	2,417
Deferred income taxes (Note 15)	272	474
Inventories (Note 5)	10,912	10,340

Total current assets	44,653	50,552

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term trade receivables	1,753	1,568
Long-term loan (Note 12i)	200	-
Long-term restricted deposits	40	2,196
Severance pay fund	2,476	2,148

Total long-term investments and receivables	4,469	5,912

PROPERTY AND EQUIPMENT, NET (Note 6)	9,178	6,794

OTHER INTANGIBLE ASSETS, NET (Note 7)	269	213

GOODWILL (Note 2l)	2,053	2,026

ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS (Note 16)	28	-

Total assets	$60,650	$65,497

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2009	2010

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit (Note 9)	$8,234	$9,327
Current maturities of long-term bank debt (Note 11)	1,824	503
Trade payables	4,018	3,937
Customer advances	2,330	2,428
Other accounts payable and accrued expenses (Note 10)	7,601	7,745

Total current liabilities	24,007	23,940

LONG-TERM LIABILITIES:
Long-term bank debt (Note 11)	548	50
Loan from related party (Note 1d)	-	9,907
Deferred income taxes (Note 15)	179	190
Accrued severance pay	3,562	3,394

Total long-term liabilities	4,289	13,541

LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS (Note 16)	45	-

COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)

SHAREHOLDERS' EQUITY (Note 13):
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 19,748,000 shares at December 31, 2009 and 2010; Issued and outstanding: 10,396,548 shares at December 31, 2009 and 2010	3,225	3,225
Additional paid-in capital	48,741	49,971
Accumulated other comprehensive income	3,849	5,075
Foreign currency translation adjustments (Company's stand alone financial statements)	3,890	3,400
Accumulated deficit	(27,450)	(33,655)

Total Magal shareholders' equity	32,255	28,016
Non controlling interest	54	-

Total shareholders' equity	32,309	28,016

Total liabilities and shareholders' equity	$60,650	$65,497

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2008	2009	2010

Revenues	$57,105	$54,518	$49,699
Cost of revenues	37,559	33,404	31,400

Gross profit	19,546	21,114	18,299

Operating expenses:
Research and development	5,556	5,059	4,105
Selling and marketing	12,953	10,820	11,261
General and administrative	10,243	8,100	7,593
Impairment of goodwill and other intangible assets (Note 16,7b)	2,772	-	-
Post employment and termination benefits (Note 2t)	2,582	-	-

Total operating expenses	34,106	23,979	22,959

Operating loss	(14,560)	(2,865)	(4,660)
Financial expenses, net (Note 19)	1,314	1,568	967

Loss before income taxes	(15,874)	(4,433)	(5,627)
Income taxes (Note 15)	3,066	864	602

Loss from continuing operations	(18,940)	(5,297)	(6,229)
Income (loss) from discontinued operations, net (Note 16)	(13,662)	4,216	-

Loss	(32,602)	(1,081)	(6,229)
Less: loss (income ) attributable to non-controlling interest	-	(54)	24

Loss attributable to Magal shareholders	$(32,602)	$(1,135)	$(6,205)

Basic and diluted loss per share from continuing operations	$(1.82)	$(0.52)	$(0.60)
Basic and diluted net earnings (loss) per share from discontinued operations	(1.32)	0.41	-

Basic loss per share (Note 14)	$ (3.14)	$ (0.11)	$ (0.60)

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment - the Company	Retained earnings (accumulated deficit)	Non-controlling interest	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2008	10,396,548	$3,225	$47,806	$5,671	$2,589	$6,287	$-		$65,578
Stock-based compensation	-	-	237	-	-	-	-		237
Comprehensive income (loss):
Loss	-	-	-	-	-	(32,602)	-	$(32,602)	(32,602)
Realized loss from available- for-sale securities	-	-	-	151	-	-	-	151	151
Foreign currency translation adjustments	-	-	-	(3,350)	704	-	-	(3,350)	(2,646)

Total comprehensive loss								$(35,801)

Balance as of December 31, 2008	10,396,548	3,225	48,043	2,472	3,293	(26,315)	-		30,718
Stock-based compensation	-	-	542	-	-	-	-		542
Stock-based compensation – granted by related party	-	-	156	-	-	-	-		156
Comprehensive income (loss):
Loss	-	-	-	-	-	(1,135)	54	$(1,081)	(1,081)
Realized foreign currency translation adjustments from sale of subsidiary	-	-	-	(789)	-	-	-	(789)	(789)
Foreign currency translation adjustments	-	-	-	2,166	597	-	-	2,166	2,763

Total comprehensive income								$296

Balance as of December 31, 2009	10,396,548	$3,225	$48,741	$3,849	$3,890	$(27,450)	$54		$32,309

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation - the Company	Retained earnings (accumulated deficit)	Non-controlling interest	Total comprehensive income (loss)	Total shareholders' equity

Balance as of December 31, 2009	10,396,548	$3,225	$48,741	$3,849	$3,890	$(27,450)	$54		$32,309
Stock-based compensation	-	-	833	-	-	-	-	-	833
Stock-based compensation – granted by related party	-	-	100	-	-	-	-	-	100
Capital fund on loan granted by a related party	-	-	297	-	-	-	-	-	297
Purchase of non-controlling interests	-	-	-	-	-	-	(30)	-	(30)
Comprehensive income (loss):
Loss	-	-	-	-	-	(6,205)	(24)	$(6,229)	(6,229)
Foreign currency translation adjustments	-	-	-	1,226	(490)	-	-	1,226	736

Total comprehensive income								$(5,003)

Balance as of December 31, 2010	10,396,548	$3,225	$49,971	$5,075	$3,400	$(33,655)	$-		$28,016

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010

Cash flows from operating activities:

Loss	$(32,602)	$(1,081)	$(6,229)
Adjustments required to reconcile loss to net cash provided by operating activities:

Loss (income) from discontinued operations	13,662	(4,216)	-
Depreciation and amortization	1,191	1,204	1,062
Impairment of goodwill and other intangible assets	2,772	-	-
Loss (gain) on sale of property and equipment	(9)	268	48
Decrease (increase) in accrued interest and exchange differences on marketable securities, short-term and long-term bank deposits and long-term loans	1,696	2	(510)
Write off of long term loan	550	319	206
Stock based compensation	237	698	933
Losses (gains) on forward contract, net	291	-	-
Decrease (increase) in trade receivables, net	10,595	3,889	(2,809)
Decrease (increase) in unbilled accounts receivable	(1,201)	(582)	3,161
Decrease (increase) in other accounts receivable and prepaid expenses	276	1,984	(960)
Decrease (increase) in deferred income taxes	2,359	793	(168)
Decrease in inventories	1,951	3,888	995
Decrease in long-term trade receivables	216	95	282
Decrease in trade payables	(1,618)	(899)	(258)
Increase (decrease)in other accounts payable and accrued expenses	(409)	(1,640)	187
Increase (decrease) in customer advances	1,202	551	(7)
Accrued severance pay, net	(66)	378	87

Net cash provided by (used in) continuing operations	1,093	5,651	(3,980)
Net cash provided by (used in) discontinued operations	(378)	120	(17)

Net cash provided by (used in) operating activities	715	5,771	(3,997)

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010

Cash flows from investing activities:
Purchase of short-term deposits	(1,412)	-	-
Proceeds from sale of short-term bank deposits	11,100	1,316	1,857
Escrow deposit	-	920	-
Investment in long-term bank deposits and restricted deposit	-	(13)	(5,149)
Purchase of marketable securities	(1,968)	-	-
Proceeds from sale of marketable securities	3,802	918	-
Investment in long-term loan	(187)	-	-
Release of restricted deposit	-	-	483
Proceeds from sale of property and equipment	25	64	2,080
Purchase of property and equipment	(1,411)	(2,025)	(363)
Investment in know-how and patents	(29)	(27)	(24)
Proceeds from sale of subsidiary (a)	-	2,850	-

Net cash provided by (used in) continuing activities	9,920	4,003	(1,116)
Net cash provided by discontinued operations	(3,281)	(15)	-

Net cash provided by (used in) investing activities	6,639	3,988	(1,116)

Cash flows from financing activities:
Short-term bank credit, net	7,113	(14,553)	536
Proceeds from long-term bank loans	-	97	-
Principal payment of long-term bank loans	(4,303)	(829)	(1,827)
Proceeds from related party loan	-	-	10,000

Net cash provided by (used in) continuing operations	2,810	(15,285)	8,709
Net cash provided by (used in) discontinued operations	(145)	771	-

Net cash provided by (used in) financing activities	2,665	(14,514)	8,709

Effect of exchange rate changes on cash and cash equivalents	(2,389)	(211)	1,131

Increase (decrease) in cash and cash equivalents	7,630	(4,966)	4,727
Cash and cash equivalents at the beginning of the year	9,205	16,835	11,869

Cash and cash equivalents at the end of the year	$16,835	$11,869	$16,596

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010

Supplemental disclosures of cash flows activities:

Cash paid during the year for:
Interest	$1,686	$881	$463

Income taxes	$1,286	$431	$389
Sale of marketable security to a former shareholder of subsidiary	$4,410	$-	$-

(a) Proceeds from Sale of Subsidiary

Working capital, net		$(3,227)
Property and equipment		339
Accrued severance pay		(418)
Customer related intangible assets		2,614
Deferred taxes		(715)
Capital gain		4,257

		$2,850

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Magal Security Systems Ltd. ("the Parent Company") and  its subsidiaries (together - "the Company") are engaged in the development, manufacture, marketing and sale of complex computerized security systems used to automatically detect and deter human intrusion for both civilian and military markets. The Company's systems are used in more than 75 countries around the world.

As for major customer data, see Note 18b.

b.
The Company has obtained shareholder approval to file a registration statement with the U.S. Securities and Exchange Commission with respect to a rights offering to be made to holders of the Company's ordinary shares, which are traded on the NASDAQ Global Market and the Tel-Aviv Stock Exchange, for a total amount of $ 15,000.  Shareholders who fully exercise their basic subscription rights will be entitled to subscribe for additional rights that remain unsubscribed as a result of any unexercised basic subscription rights. In addition, Mr. Nathan Kirsh, the Company's controlling shareholder and a director, has undertaken to exercise, directly or through entities owned by him, his basic subscription rights in full and his over-subscription rights in full, up to the total rights offering amount of $ 15,000.

c.
In order to comply with the Israeli Companies Law, prior to the rights offering the Company must complete a private placement of 150,000 of its Ordinary shares to Ki Corporation Limited ("Ki Corporation"), a company owned by Mr. Nathan Kirsh. Such private placement will be made at an initial price per share equal to the closing price of the Company’s Ordinary shares on the NASDAQ Global Market on the date preceding the private placement. Upon the effective date of the rights offering, the price per share paid by Ki Corporation will be adjusted to the higher of the price per share in the rights offering and the closing price of the Ordinary shares on the NASDAQ Global Market on the date preceding the effective date of the rights offering. The private placement consideration to be received from Ki Corporation Limited will be paid  to the Company by means of a partial offset against the outstanding principal amount due Ki Corporation under the bridge loan that it provided to the Company on September 8, 2010.

d.
On September 8, 2010, Ki Corporation provided the Company with a $ 10,000 bridge loan. The loan agreement provided that if it is not repaid within 180 days, the bridge loan would then accrue interest at the rate of LIBOR + 4% per year, calculated from the date of the loan and to be accumulated on a quarterly basis.  However, if the rights offering that Company intends to initiate during 2011 occurs within 240 days from the date of the loan, the loan will not bear any interest. The Company has undertaken to repay the bridge loan within five business days after the successful completion of the rights offering.

The term of the loan ends on January 10, 2012, after which the Company will retain an option to extend the loan for a further 60 days.

The principal at the amount of $ 10,000 and the interest will be paid at the end of the term of the loan.  The principal and the interest will be paid in the same manner.

The loan was recorded at fair value in the amount of $ 9,703 using an effective interest rate of 6.7%. The difference between consideration received and the fair value of the loan was recorded in the statement of changes in shareholders' equity.

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

The Parent Company's revenues are generated in NIS, U.S. dollars and Euros. In addition, most of the Parent Company's costs are incurred in NIS. The Parent Company's management believes that the NIS is the primary currency of the economic environment in which the Parent Company operates.

In accordance with U.S. Securities and Exchange Commission Regulation S-X, Rule 3-20, the Company has determined its reporting currency to be the U. S. dollar. The measurement process of Rule 3-20 is conceptually consistent with that of ASC 830.

Therefore, the functional currency of the Company is the NIS and its reporting currency is the U.S. dollar. The functional currency of the Company's foreign subsidiaries is the local currency in which each subsidiary operates.

ASC 830 " Foreign Currency Matters" sets the standards for translating foreign currency financial statements of consolidated subsidiaries. The first step in the translation process is to identify the functional currency for each entity included in the financial statements. The accounts of each entity are then measured in its functional currency. All transaction gains and losses from the measurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

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

The consolidated financial statements include the accounts of the Parent Company and its subsidiaries. Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

On January 1, 2009, the Company adopted an amendment to ASC 810, "Consolidation." According to the amendment, a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component of equity in the consolidated financial statements. As such, changes in the parent's ownership interest with no change of control are treated as equity transactions, rather than step acquisitions or dilution gains or losses. The amendment also clarifies that losses of partially owned consolidated subsidiaries shall continue to be allocated to the non-controlling interests even when their investment was already reduced to zero.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible into cash with original maturities of three months or less at the date acquired.

e.	Marketable securities:

The Company accounts for investments in debt securities in accordance with ASC 320 Investments - Debt and Equity Securities. Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. The debt securities are classified as "available-for-sale" since the Company does not have the intent to hold the securities to maturity, and are stated at fair value. Available-for-sale securities are carried at fair value with unrealized gains and losses reported net of tax in accumulated "other comprehensive income" as a separate component of shareholders equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in financial income, net, together with accretion (amortization) of discount (premium), and interest.

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

Short-term bank deposits are deposits with maturities of more than three months and less than one year, and are presented at their cost.

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

During 2008, 2009 and 2010, the Company recorded inventory write-offs from continued operations in the amounts of $ 2,041, $ 1,391 and $ 309, respectively. Such write-offs were included in cost of revenues.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Long-term trade receivables:

Long-term trade and other receivables with long term payment terms are recorded at their estimated present values.

i.	Property and equipment:

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

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350 Intangibles - Goodwill and Other.

Know-how is amortized over five to ten years, patents are amortized over a period of ten years and technology is amortized over eight years.

k.	Impairment of long-lived assets:

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360 Property, Plant, and Equipment whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. In 2009 and 2010, the Company did not record any impairment charges attributable to long-lived assets. In 2008, the Company recorded an impairment charge of $ 2,043 (of which $ 1,692 was classified as discontinued operations) attributable to such intangible assets.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Effective 2009, as required by ASC 820, "Fair Value Measurements and Disclosures," the Company applies assumptions that market place participants would consider in determining the fair value of its long lived assets (including finite lived intangible assets).

l.	Goodwill:

Goodwill has been recorded as a result of past acquisitions and represents excess of the costs over the net fair value of the assets of the businesses acquired.

Goodwill is allocated to one Reporting Unit within the Perimeter Products segment.

The Company follows ASC 350, "Intangibles – Goodwill and Other."

ASC 350 requires goodwill to be tested for impairment, at the reporting unit level, at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized.. The Company performs its goodwill annual impairment test at December 31 of each year, or more often if indicators of impairment are present.

ASC 350 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Fair value is determined using discounted cash flows, based on the income approach, as the Company believes that this approach best approximates the reporting unit's fair value at this time. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reporting units.

The material assumptions used for the income approach for 2010 were five years of projected net cash flows, a Weighted Average Cost of Capital (WACC) rate of 15.5% and a long-term growth rate of 1%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

Effective 2010, as required by ASC 820, "Fair Value Measurements and disclosures," the Company applies assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For 2009 and 2010, the Company did not record any impairment charges. In 2008, the Company recorded an impairment charge in the amount of $ 10,844 (of which $ 8,423 was classified as discontinued operations).

m.	Revenue recognition:

The Company generates its revenues mainly from (1) installation of comprehensive security systems for which revenues are generated from long-term fixed price contracts; (2) sales of security products; and (3) services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts.

Revenues from installation of comprehensive security systems are generated from fixed-price contracts according to which the time between the signing of the contract and the final customer acceptance is usually over one year. Such contracts require significant customization for each customer's specific needs and, as such, revenues from this type of contract are recognized in accordance with ASC 605-35 Revenue Recognition -Construction-Type and Production-Type Projects," using contract accounting on a percentage of completion method. Accounting for long-term contracts using the percentage-of-completion method stipulates that revenue and expense are recognized throughout the life of the contract, even though the project is not completed and the purchaser does not have possession of the project. Percentage of completion is calculated based on the "Input Method."

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

The Company sells security products to customers according to customer orders without installation work. The customers do not have a right to return the products. Revenues from security product sales are recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition in Financial Statements," when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

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

The Company accounts for stock-based compensation in accordance with ASC 718 Compensation-Stock Compensation.

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

During the years ended December 31, 2008, 2009 and 2010, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $ 237, $ 542 and $ 833, respectively. In 2009 and 2010, the Company recognized additional stock-based compensation expenses of $ 156 and $ 100, respectively, related to a transaction between two of the Company's related parties, see Note 17d.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options granted under ASC 718 using the Binomial model. The Binomial model for option pricing requires a number of assumptions, of which the most significant are the suboptimal exercise factor and expected stock price volatility. The suboptimal exercise factor is estimated using historical option exercise information. The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. Expected volatility is based upon actual historical stock price movements and was calculated as of the grant dates for different periods, since the Binomial model can be used for different expected volatilities for different periods. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the contractual term of the options. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The following assumptions were used in the Binomial option pricing model for 2008, 2009 (no options were granted in 2010).

	2008	2009

Dividend yield	0%	0%
Expected volatility	28%-69%	34%-62%
Risk-free interest	0.36%-3.39%	0.27%-3.14%
Contractual term	1-7 years	4-9 years
Forfeiture rate	0%	0%
Suboptimal exercise multiple	1-2	1.5

o.	Research and development costs:

Research and development costs incurred in the process of developing product improvements or new products, are charged to expenses as incurred.

p.	Warranty costs:

The Company provides a warranty for up to 26 months at no extra charge. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized in accordance with ASC 460, "Guarantees" and ASC 450 "Contingencies." Factors that affect the Company's warranty liability include the number of units, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The provision for warranty as of December 31, 2009 and 2010 was $ 492 and $ 607, respectively.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC 260 "Earnings Per Share."

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, short-term and long-term bank deposits, trade receivables, unbilled accounts receivable, long-term trade receivables and long-term loans.

Of the Company's cash and cash equivalents and short-term, restricted and long-term bank deposits at December 31, 2010, $ 14,696 is invested in major Israeli and U.S. banks, and approximately $ 6,787 is invested in other banks, mainly with Deutsche Bank, RBC Royal Bank and Fianzas Atlas. Cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally these deposits may be redeemed upon demand and therefore, bear low risk.

The short-term and long-term trade receivables of the Company, as well as the unbilled accounts receivable, are primarily derived from sales to large and solid organizations and governmental authorities located mainly in Israel, the United States, Canada, Mexico, and Europe. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection and in accordance with an aging policy. As of December 31, 2010, the Company's allowance for doubtful accounts amounted to $ 919. During the years ended December 31, 2008, 2009 and 2010, the Company recorded $ 755 (additional $ 468 under discontinued operations), $ (153) and $ 601 of expenses (income) related to doubtful accounts, respectively. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

A loan granted to a third party is secured by a personal guarantee of the beneficial owner of the third party; however, management anticipates difficulties in the full repayment of the loan, (see Note 12i).

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has no significant off-balance sheet concentrations of credit risk, such as foreign exchange contracts or foreign hedging arrangements, except derivative instruments, which are detailed in paragraph w. below.

s.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740 "Income Taxes." This ASC prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

Effective January 1, 2007, the Company adopted an amendment to ASC 740 Income Taxes. The amendment clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of ASC 740, the Company must review all of its tax positions and make a determination as to whether its position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely–than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue.

In 2008, 2009 and 2010, the Company recorded tax expenses (benefits) of $ (59) and $ (165) and 88, respectively.

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

On December 31, 2007, the former Chairman of the Company's Board of Directors, (hereinafter - the retired Chairman) retired from his position. Pursuant to his retirement agreement, the retired Chairman will be entitled to receive certain perquisites from the Company for the rest of his life. As of December 31, 2010, the actuarial value of these perquisites is estimated be approximately $ 679. This provision was included as part of accrued severance pay.

On November 10, 2008, the Company's former President and chief executive officer (hereinafter - the retired CEO) resigned. The retirement agreement entered into with the retired CEO amounted to $ 1,645, including consideration for a non-compete undertaking as well as severance payments and other retirement related payments in accordance with the retired CEO's retirement agreement and Israeli law. In addition, in 2008, certain senior employees were entitled to termination benefits in the aggregate amount of $ 881 related to their respective retirement from the Company. In connection with such terminations, the Company recorded an expense of $ 2,526. As of December 31, 2010, all the expenses were paid.

Severance expenses for the years ended December 31, 2008, 2009 and 2010, amounted to approximately $ 3,091, $ 1,402 and $ 724, respectively.

The Company has entered into an agreement with some of the employees implementing Section 14 of the Severance Pay Law and the General Approval of the Labor Minister dated June 30, 1998, issued in accordance with the said Section 14, mandating that upon termination of such employees' employment, all the amounts accrued in their insurance policies shall be released to them. The severance pay liabilities and deposits covered by these plans are not reflected in the balance sheet as the severance pay risks have been irrevocably transferred to the severance funds.

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

(ii)
The carrying amount of the Company's long-term trade receivables and long-term bank deposits approximate their fair value. The fair value was estimated using discounted cash flows analysis, based on the Company's investment rates for similar type of investment arrangements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(iii)
The carrying amounts of the Company's long-term debt are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. As of December 31, 2010, there was no material difference in the fair value of the Company's long-term borrowing compared to their carrying amount.

v.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2008, 2009 and 2010, were $ 334, $ 145 and $ 137, respectively.

w.	Derivative instruments:

ASC 815, "Derivatives and Hedging" qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged.

In 2008, the Company had forward contracts in order to hedge portions of its forecasted revenue and unbilled accounts receivable denominated in Euros, Polish Zlotys, U.S. dollars and Canadian dollars.  The Company did not designate the forward instruments as hedges for accounting purpose and thus, all changes in the fair value of these derivatives were recorded in financial expenses for the year ended December 31, 2008. The Company did not enter into any derivative transactions during 2009 and 2010. As a result, the Company recorded $29 in financial expenses related to forward contracts in 2008. In 2009 and 2010, the Company had no financial expenses related to forward contracts.

x.	Fair value measurements:

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

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	-	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	-	Unobservable inputs which are supported by little or no market activity.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

During 2008, the Company measured the fair value of marketable securities based on quoted prices (unadjusted). In 2009 and 2010, the Company did not have any assets or liabilities measured at fair value on a recurring or nonrecurring basis.

y.	Non-controlling interest.

The Company established a new Spanish subsidiary in September 2009, which was 76% owned by the Company and 24% owned by a local partner.  The non-controlling interest relating to the new Spanish subsidiary was not material in 2009 and 2010.  As of December 31, 2010, the Company changed the engagement terms with the local partner pursuant to a new employment agreement with the Spanish subsidiary. In return for the new arrangement, the local partner gave up his ownership rights and as of December 31, 2010, the Company owns 100% of the Spanish subsidiary.

z.	Impact of recently issued Accounting Standards still not effective for the Company:

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

The mandatory adoption date is January 1, 2011. The Company does not expect the adoption have material impact on its financial condition or result of operation

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.
In February 2010, the FASB issued amendments to certain recognition and disclosure requirements of subsequent events codified in ASC 855, "Subsequent Events." This update removes the requirement to disclose the date through which subsequent events were evaluated in both originally issued and reissued financial statements for "SEC Filers." The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

3.
In January 2010, the FASB issued ASU 2010-06, updating the "Fair Value Measurements Disclosures" codified in ASC 820. This update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and require disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to the Company, this update became effective in these annual financial statements and the adoption did not have a material impact on the consolidated financial statements.

The gross presentation of the Level 3 rollforward information will be effective for fiscal years beginning after December 15, 2010.

NOTE 3:-	MARKETABLE SECURITIES

The Company invests in marketable debt securities, which are classified as available-for-sale investments.

During 2008, an other-than-temporary impairment of the marketable securities in the amount of $ 315 was recorded in financial expense. In 2009, all the Company's available-for-sale securities were sold at a gain of $ 58.

In 2009, no other-than-temporary impairment was recorded in earnings.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2009	2010

Government authorities	$578	$806
Employees	92	33
Prepaid expenses	496	747
Advances to suppliers	134	683
Others	101	148

	$1,401	$2,417

NOTE 5:-	INVENTORIES

	December 31,
	2009	2010

Raw materials	$3,301	$3,146
Work in progress	2,661	1,998
Finished products	4,950	5,196

	$10,912	$10,340

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	PROPERTY AND EQUIPMENT

a.	Composition:

	December 31,
	2009	2010
Cost:

Land and buildings	$10,800	$8,257
Machinery and equipment	6,386	6,759
Motor vehicles	1,173	1,155
Promotional displays	1,886	2,064
Office furniture and equipment	2,883	3,242
Leasehold improvements	120	59

	23,248	21,536
Accumulated depreciation:

Buildings	3,806	3,431
Machinery and equipment	5,584	6,026
Motor vehicles	730	798
Promotional displays	1,735	1,928
Office furniture and equipment	2,195	2,536
Leasehold improvements	20	23

	14,070	14,742

Property and equipment, net	$9,178	$6,794

b.	Depreciation expenses amounted to $ 989, $ 1,012 and $ 970 for the years ended December 31, 2008, 2009 and 2010, respectively.

c.	For charges, see Note 12h.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	OTHER INTANGIBLE ASSETS, NET

a.	Composition:

	December 31,
	2009	2010

Cost:

Know-how	$1,070	$1,138
Patents	3,253	3,436
Technology	366	12

	4,689	4,586
Accumulated amortization:

Know-how	1,023	1,138
Patents	3,031	3,226
Technology	366	9

	4,420	4,373

Other intangibles, net	$269	$213

b.	Amortization expenses related to intangible assets amounted to $ 553, $ 192 and $ 92 for the years ended December 31, 2008, 2009 and 2010, respectively.

The amortization expenses include impairment of know-how in the amount of $ 351 for the year ended December 31, 2008.

c.	Estimated amortization of intangible assets for the years ended:

December 31,

2011	$43
2012	41
2013	38
2014 and thereafter	91

$213

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	GOODWILL

Goodwill relates to one reporting unit that resides within the perimeter segment.

Changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2009 are as follows:

As of January 1, 2009	$1,874

Foreign currency translation adjustments	179

As of December 31, 2009	2,053

Foreign currency translation adjustments	(27)

As of December 31, 2010	$2,026

The Company determined the fair value of the reporting unit using the income approach. The material assumptions used for the income approach for 2010 were five years of projected net cash flows, a discount rate of 15.5% and a long-term growth rate of 1.0%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

NOTE 9:-	SHORT-TERM BANK CREDIT

a.	Classified by currency, linkage terms and interest rates:

	Interest rate		December 31,
	2009	2010	2009	2010
	%

In or linked to NIS	4.75	5.5	$7,709	$9,327
In or linked to Canadian dollar	2.75	-	525	-

			$8,234	$9,327
Weighted average interest rates at the end of the year	4.62	5.5

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHORT-TERM BANK CREDIT (Cont.)

b.	Credit lines

	December 31,
	2009	2010

Short-term bank credit	$8,234	$9,327
Long-term bank credit	2,372	553
Performance guarantees	4,572	7,246

	15,178	17,126

Unutilized credit lines approximate	12,069	5,173

Total authorized credit lines approximate	$27,247	22,299

c.
The Company's Canadian subsidiary has undertaken to maintain general covenants and the following financial ratios and terms in respect of its outstanding credit lines: a quick ratio of not less than 1.25; a ratio of total liabilities to tangible net worth of not greater than 0.75; and tangible net worth of at least $ 10 million. As of December 31, 2010, the Company's subsidiary was in compliance with the ratios and terms.

d.	For charges, see Note 12h.

NOTE 10:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2009	2010

Employees and payroll accruals	$2,565	$2,648
Accrued expenses	4,260	3,690
Deferred revenues	153	390
Government authorities	278	249
Income tax payable	260	479
Others	85	289

	$7,601	$7,745

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	LONG-TERM BANK DEBT

a.	Classified by currency, linkage terms and interest rates:

	Linkage	Interest rate		December 31,
	terms	2009	2010	2009	2010
		%

Bank loans	U.S. $	0.87	0.87	$1,120	$480
Bank loan	NIS	2	3	89	73
Mortgage payable	U.S. $	5.45	-	1,163	-

				2,372	553
Less - current maturities				1,824	503

				$548	$50
Weighted average interest rates at the end of the year		3.16	1.15

b.	As of December 31, 2010, the aggregate annual maturities of the long-term loans are as follows:

2011	$503
2012	23
2013	27

$553

c.	As for charges, see Note 12h.

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade ("OCS"):

Under the research and development agreements between the Company and the OCS and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3%-4.5% of revenues derived from sales of products developed with funds provided by the OCS and ancillary services, up to an amount equal to 100% of the OCS research and development grants received, linked to the U.S. dollars plus interest on the unpaid amount received based on the 12-month LIBOR rate applicable to U.S. dollar deposits. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Royalties paid to the OCS amounted to $ 125, $ 172 and $ 0 for the years ended December 31, 2008, 2009 and 2010, respectively. As of December 31, 2010, the Company had remaining contingent obligations to pay royalties in the amount of approximately $ 1,212.

b.	Royalty commitments to a third party:

During 2002, the Company entered into a development agreement for planning, developing and manufacturing a security system with a third party. Under the agreement, the Company agreed to pay the third party royalty fees based on a defined formula. Under this agreement, the Company also committed to purchase a certain volume of products at a minimum amount of approximately $ 300 over 2.5 years after achievement of certain milestones. As of December 31, 2010, royalty commitments under the agreement amounted to $ 52.

c.
In September 2006, the Company signed a non-exclusive agreement with a third party for the rights to use certain intangible assets such as know-how and patents for the production, sale and marketing of a perimeter security system based on fiber-optic lines that is used mainly to protect marine sites. The contract period was two years and the Company had the right to extend the contract for an additional five years. In September 2008, management extended the option. The consideration for the license is $ 548, payable in 24 monthly installments. In addition, the Company agreed to pay royalties based on a defined formula.

In addition, the parties have signed an unlimited agreement that grants the Company the rights to provide maintenance and support for the systems previously sold by the third party. The Company agreed to pay royalties based on a defined formula. No royalties were paid or accrued as of December 31, 2010.

d.	Lease commitments:

The Company rents certain of its facilities and some of its motor vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2024.

Future minimum lease payments under non-cancelable operating lease agreements are as follows:

2011	$822
2012	568
2013	295
2014	132
2015 and there after	1,058

$2,875

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Total rent expenses for the years ended December 31, 2008, 2009 and 2010 were approximately $ 813, $ 806 and $ 924, respectively.

e.	Guarantees:

As of December 31, 2010, the Company obtained bank performance guarantees and advance payment guarantees and bid bond guarantees from several banks, mainly in Israel, in the aggregate amount of $ 7,246.

f.	Restricted deposit:

In connection with two projects in South America and Africa, the Company required to maintain restricted deposit in order to guarantee the Company performance under these projects. The deposits for the two projects in the amount of $ 2,530 and $ 2,140, respectively, bear interest at rate of 4.29% and 1% respectively and will be released to the Company after meeting predetermined milestones.

g.	Legal proceedings:

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

On June 6, 2007, the Court of Arbitration issued its decision in the arbitration and stated that the agreement concluded between the Company and the customer was void due to legal mistakes made by the customer in the tender process. Based on such decision, the Company decided to initiate a new legal action against the customer seeking compensation for the damages incurred. In March 2010, the Court of Arbitration determined that the customer is liable for certain expenses incurred by the Company in connection with the negotiation and execution of the agreement due to the customer's wrongful behaviour during the negotiations.  In addition, the Court of Arbitration determined that the customer is liable for damages caused to the Company due to the customer's unjust enrichment resulting from the non-payment for certain deliveries made by the Company.  The scope of damages is subject to proceedings that are currently taking place before the Court of Arbitration.

In addition, the Company is subject to legal proceedings arising in the normal course of business. Based on the advice of legal counsel, management believes that these proceedings will not have a material adverse effect on the Company's financial position or results of operations.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

h.	Charges:

As collateral for all of the Company liabilities to banks:

In January 2010, the Company approved a new credit arrangement and created in favor of the Banks a first degree fixed charge over its unissued share capital and its goodwill and a first degree floating charge over its factory, business, and all of its assets and rights. Upon the creation of the said fixed and floating charges the pledge arrangement was terminated.

i.
In October 2006, the Company signed an agreement with a third party who consults, markets and implements projects in the security field. Pursuant to the agreement, during the first 12 months ("the agreement period"), the parties agreed to cooperate in the development of the business of the third party.

The Company granted a loan to the third party in the amount of $ 600. The Company also agreed to provide the third party with additional monthly amounts to fund its activities during the agreement period, not to exceed $ 23 per month. The loan and the monthly amounts will bear an annual interest rate of 5% and will be repaid in October 2011.

The Company received an option to purchase all of the assets of the third party's business, exercisable during the agreement period ("the option") until October 2008. The Company was obligated to exercise the option if the third party met certain milestones. The exercise price of the option was comprised of the outstanding loan and the monthly amounts mentioned above and an additional $ 400 in cash. The option expired in October 2008 without being exercised.

The Company evaluates the anticipated repayment of the loan annually. Due to unanticipated difficulties in the implementation of the projects and based on ASC 310-10-35-3, "Loan Impairment," management estimated that as of December 31, 2010, the repayment of the loan is not probable, and therefore set a provision for the entire loan amount. The Company recorded expenses of $550, $ 319 and $ 206 for the years ended December 31, 2008, 2009 and 2010, respectively, related to such provision.

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

On June 23, 2010, the Company's Annual General Meeting approved the 2010 Israeli Share Option Plan, or the 2010 Plan, which authorizes the grant of options to employees, officers, directors and consultants of our company and subsidiaries.  The ordinary shares that remain available for futures option grants under the 2003 Plan as of the date of the adoption of the 2010 Plan and any ordinary shares that become available in the future under the 2003 Plan as a result of expiration, cancellation or relinquishment of any option currently outstanding under the 2003 Plan will be rolled over to the 2010 Plan.  Following the adoption of the 2010 Plan, no additional options will be granted under the 2003 Plan.  The 2010 Plan has a term of ten years.

As of December 31, 2010, 450,575 Ordinary shares were available for future option grants under the 2010 Plan.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of employee option activity under the Company's stock option plans as of December 31, 2010 and changes during the year ended December 31, 2010 are as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual life (in months)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2010	1,447,200	$5.54	55. 4	$68
Granted
Exercised
Forfeited	(279,200)	$7.02	-

Outstanding at December 31, 2010	1,168,000	$5.19	49.1	-

Vested and expected to vest at December 31, 2010	1,168,000	$5.19	49.1	-

Exercisable at December 31, 2010	461,669	$5.64	35.3	-

The weighted-average grant-date fair value of options granted during the years ended December 31, 2008 and 2009 was $ 2.84 and $ 1.41, respectively. No options were granted during 2010. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2010 and the exercise price, multiplied by the number of in-the-money options). This amount changes based on the fair market value of the Company's stock. The total intrinsic value of options exercised for the year ended December 31, 2010 was $ 0, as none of the options were exercised in the aforementioned period. As of December 31, 2010, there were approximately $ 550 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans and $ 74 related to option granted to related parties (see Note 17d). This cost is expected to be recognized over a period of 2.92 years.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2010 are follows:

Options outstanding as of December 31, 2010	Exercise price	Weighted average remaining contractual life	Options exercisable as of December 31, 2010
		(In months)

100,000	$8.22	19.50	100,000
300,000	$7.59	43.67	100,000
98,000	$4.09	45.83	24,500
250,000	$4.35	52.07	104,169
320,000	$3.53	62.65	99,000
100,000	$3.48	47.11	34,000

1,168,000	$5.64	35.30	461,669

c.	Dividends:

Dividends, if any, will be declared and paid in U.S. dollars. Dividends paid to shareholders in Israel will be converted into NIS on the basis of the exchange rate prevailing at the date of payment. The Company has determined that it will not distribute dividends out of tax-exempt profits.

NOTE 14:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2008	2009	2010
Numerator:

Loss from continuing operations	$(18,940)	$(5,297)	$(6,229)
Income (loss) on discontinued operations	(13,662)	4,216	-

Loss	$(32,602)	$(1,081)	$(6,229)

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	BASIC AND DILUTED NET EARNINGS PER SHARE (Cont.)

	Year ended December 31,
	2008	2009	2010

Denominator:

Denominator for basic net earnings per share weighted-average number of shares outstanding	10,396,548	10,396,548	10,396,548
Effect of diluting securities:
Employee stock options	-	2,076	-

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises	10,396,548	10,398,624	10,396,548

Basic loss per share from continuing operations	$(1.82)	$(0.52)	$(0.6)
Basic net earnings (loss) per share from discontinued operations	(1.32)	0.41	-

Basic net earnings (loss) per share	$(3.14)	$(0.11)	$(0.6)

Diluted loss per share from continuing operations	$(1.82)	$(0.52)	$(0.6)
Diluted net earnings (loss) per share from discontinued operations	(1.32)	0.41	-

Diluted net earnings (loss) per share	$(3.14)	$(0.11)	$(0.6)

NOTE 15:-	TAXES ON INCOME

a.	Tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

The Company has been granted the status of an "Approved Enterprise" under the Law. Currently, there is expansion program under which the Company is entitled to tax benefits:

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

On August 13, 2002, a program of the Company was granted the status of an "Approved Enterprise". The Company elected to enjoy the "alternative benefits" track - waiver of grants in return for tax exemption - and, accordingly, the Company's income from this program is tax-exempt for a period of two years and is subject to a reduced tax rate of 10%-25% for a period of five to eight years (depending upon the percentage of foreign ownership of the Company). The benefit period for this program began in 2003 and will terminate in 2012.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval ("the years’ limitation"). Please note that the years’ limitation does not apply to the exemption period.

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

Where a company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Beneficiary Enterprise and the company's effective tax rate will be the result of a weighted combination of the applicable rates. In such case, the minimum investment required in order to qualify as a Beneficiary Enterprise is required to exceed a certain percentage of the company's production assets before the expansion. The duration of tax benefits is subject to a limitation of the earlier of seven years from the Commencement Year (the Commencement Year is defined as the later of (a) the first tax year in which a company had derived income for tax purposes from the Beneficiary Enterprise or (b) the year in which a company requested to have the tax benefits apply to the Beneficiary Enterprise - Year of Election) or 12 years from the first day of the Year of Election.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments in the Law for the Encouragement of Capital Investments, 1959 ("The Law"). The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%, 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

b.
On March 3, 2007, the Company received a pre-ruling from the Israeli Tax Authority for its request for a Beneficiary Enterprise, regarding eligibility for benefits under the Amendment. The Company's income from this program is tax-exempt for a period of two years and is subject to a reduced tax rate of 10%-25% for a period of five to eight years (depending upon the percentage of foreign ownership of the Company). The Company has not yet obtained any tax benefits from this program.

Income from sources other than an "Approved Enterprise" during the benefit period was subject to tax at regular rate of 25% in 2010 (see e. below).

By virtue of the Law, the Company is entitled to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

Since the Company is operating under approval for an Approved Enterprise and since part of its taxable income is not entitled to tax benefits under the Law and is taxed at regular rates (25% in 2010), its effective tax rate is the result of a weighted combination of the various applicable rates and tax-exemptions. The computation is made for income derived from each program on the basis of formulas determined in the law and in the approvals.

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

The Company's Board of Directors has decided that its policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprises" and "Beneficiary Enterprise," as such retained earnings are essentially permanent in duration.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

c.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Under the Income Tax (Inflationary Adjustments) Law, 1985, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index ("Israeli CPI"). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2003 through 2006, the Company elected to measure its taxable income and file its tax returns under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an election obligated the Company for three years. Accordingly, commencing in the 2003 tax year, results for tax purposes are measured in terms of earnings in U. S. dollars.

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

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of domicile.

Israeli income taxes and foreign withholding taxes were not provided for undistributed earnings of the Company's foreign subsidiaries.. The Company's board of directors has determined that the Company will not distribute any amounts of its undistributed earnings as dividends. The Company intends to reinvest these earnings indefinitely in its foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

g.	Israeli Transfer Pricing Regulations:

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into effect ("TP Regulations"). Section 85A of the Tax Ordinance and the TP Regulations generally requires that all cross-border transactions carried out between related parties be conducted on an arm's length principle basis and be taxed accordingly. The TP Regulations did not have a material effect on the Company.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

h.	Reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory rate, and the actual tax expense, is as follows:

	Year ended December 31,
	2008	2009	2010

Loss from continuing continued operations before taxes as reported in the statements of operations	$(15,874)	$(4,433)	$(5,627)

Tax rate	27%	26%	25%

Theoretical tax benefit	$(4,286)	$(1,153)	$(1,407)
Increase (decrease) in taxes:
Non-deductible items	194	467	335

Temporary differences on current year losses for which valuation allowance was provided	7,293	925	1,909
Realization of carry forward tax losses for which valuation allowance was provided	-	(129)	(383)
Deferred taxes on carry forward losses recognized in prior years against which valuation allowance was provided this year	-	*) 677	-
Reduction and tax rate differences in subsidiaries	(90)	(20)	107
Taxes in respect of prior years	48	(70)	103
Other	(93)	167	(62)

Taxes on income in the statements of operations	$3,066	$864	$602

*)
The Company recorded in 2009 valuation allowance in the amount of $ 677 relating to deferred tax on losses created in prior years by our subsidiary in Canada due to the uncertainty of their future realization.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

i.	Taxes on income (tax benefit) included in the statements of operations:

	Year ended December 31,
	2008	2009	2010

Current:

Foreign	$659	$141	$667

Deferred:
Domestic	2,357	-	-
Foreign	2	793	(168)

Taxes in respect of prior years:
Domestic	48	(16)	107
Foreign	-	(54)	(4)

Total taxes on income	$3,066	$864	$602

j.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2009	2010
Deferred tax assets:
Operating loss carry forwards	$6,948	$8,048
Reserves and tax allowances	3,433	3,685

Total deferred taxes before valuation allowance	10,381	11,733
Valuation allowance	(10,109)	(11,259)

Net deferred tax assets	272	474

Deferred tax liabilities
Intangible assets	179	190

Net deferred tax assets (liabilities)	$93	$284

Domestic	$-	$-
Foreign	93	284

	$93	$284

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

k.	The domestic and foreign components of loss before taxes are as follows:

	Year ended December 31,
	2008	2009	2010

Domestic	$(13,199)	$(4,330)	$(7,874)
Foreign	(2,675)	(103)	2,247

	$(15,874)	$(4,433)	$(5,627)

l.	Net operating carry forward tax losses:

The Company has estimated total available carry forward tax losses of $ 24,801 to offset against future taxable income. As of December 31, 2010, the Company recorded a full valuation allowance on these carry forward tax losses due to the uncertainty of their future realization.

The Company's subsidiaries have estimated total available carry forward tax losses of $ 9,206, which may be used to offset against future taxable income, for periods ranging between 12 to 20 years. As of December 31, 2010, the Company recorded a full valuation allowance for its subsidiaries' carry forward tax losses due to the uncertainty of their future realization.

Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

m.	In December 2007, the Company finalized with the Israeli Tax Authority the tax assessment with respect to the years 2001-2004.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

n.	Uncertain tax provisions:

As of December 31, 2009 and 2010 balances in respect to ASC 740 Income Taxes amounted to $ 140 and $ 243, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,
	2009	2010

Balance at the beginning of the year	$294	$140

Additions based on tax positions taken during a prior period	-	189
Reduction related to tax positions taken during a prior period	(133)	(100)
Reductions related to settlement of tax matters	(33)

Foreign currency translation adjustments	12	14

Balance at the end of the year	$140	$243

NOTE 16:-	DISCONTINUED OPERATIONS

a.
On August 31, 2007, the Company entered into an agreement to purchase all of the shares of a European company engaged in the installation and integration of security systems (hereinafter - the European subsidiary), in consideration for 9,300 Euros (approximately $13,600), of which 5,500 Euros were paid in 2008 as contingent consideration.

The acquisition was accounted for using the purchase method of accounting as determined in ASC 805, "Business Combinations" and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	DISCONTINUED OPERATIONS (Cont.)

In 2008, following the annual goodwill impairment test, the Company determined that the fair value of its European subsidiary had decreased and, as a result, recorded a goodwill impairment charge of $ 8,423 (including $ 3,300 of funds prepaid on account of future earn-out payments), which was allocated to the Projects segment. In addition, the Company determined that  customer-related intangible assets of the European subsidiary in the amount of $ 1,692 that were recorded on the acquisition had been impaired and, as a result, recorded an impairment charge attributed to such intangible assets.

In September 2009, the Company resolved to discontinue the operation of the European subsidiary. The subsidiary was sold in December 2009 in consideration of 2,900 Euro (approximately $ 4,200). In addition, the remaining escrow amount of approximately 620 Euros was released back to the Company.

Accordingly, the operating results and the cash flows for 2007, 2008 and 2009, as well as the capital gain of approximately $4,300 resulting from the sale, were classified as discontinued operations, in accordance with ASC 205-20 "Discontinued Operations."

The following are the results of the operations of the European subsidiary for the year ended December 2008. The operating results of the European subsidiary during 2009 were immaterial

Year ended December 31,
2008

Revenues	$13,250
Cost of revenues	13,232

Gross profit	18

Operating expenses:
Sales and marketing	4,864
General and administrative	9,409

Operating income (loss)	(14,255)

Financial expense, net	(692)
Tax benefit	(1,682)

Net income (loss)	$(13,265)

As of December 31, 2009, there are no balance sheet items related to the operations of the European subsidiary.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Sales to related parties:

	Year ended December 31,
	2008	2009	2010

Sales to a related party	$-	$-	$107
Loan from a related party	$-	$-	$9,703
Interest expanses	$-	$-	$195

b.
In October 2010, the Company entered into agreement with its principal shareholder to install a perimeter security system project at one of  his premises in Europe. The work started in December 2010 and is expected to be finalized during the first half of 2011. As of December 31, 2010, there is an advance payment balance of $ 172 related to such project.

c.
On September 8, 2010, Ki Corporation provided the Company with a $ 10,000 bridge loan. The loan agreement provided that if it is not repaid within 180 days, the bridge loan would begin to accrue interest at the rate of LIBOR + 4% per year, calculated from the date of the loan and accumulated on a quarterly basis.  However, if the rights offering that the Company intends to initiate during 2011 occurs within 240 days from the date of the loan, the loan will not bear any interest. The Company has undertaken to repay the bridge loan within five business days after the successful completion of the rights offering. The term of the loan ends on January 10, 2012, after which the Company will retain an option to extend the loan for a further 60 days.

The principal at the amount of $10,000 and the interest will be paid at the end of the term of the loan. The principal and the interest will be paid in the same manner.

The loan was recorded at fair value in the amount of $ 9,703 using an effective interest rate of 6.7%. The difference between the consideration received and the fair value of the loan was recorded in the statement of changes in shareholders' equity. During 2010, the Company recorded interest expense of $ 195 with respect to such loan. As of December 31, 2010, the loan fair value and accumulated interest amounted to $ 9,907.

d.
In May 2008, one of the Company's major shareholders granted to the executive chairman of the Board of Directions the right to purchase 100,000 shares, subject to the same terms and conditions that apply to the exercise of the options the executive chairman received from the Company pursuant to his employment agreement. The employment agreement was approved in the Company's annual shareholders' meeting on August 20, 2008 and consequently, the chairman of the Board of Directors has the right to purchase the shares in three equal installments commencing on August 20, 2010 at a price of $ 7.59 per share. The right to purchase each installment expires after three years. The Company recorded $ 100 in deferred stock compensation expense with respect to this in 2010.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-     BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

e.
On December 31, 2007, the Company's Chairman retired from his position. Pursuant to his retirement agreement as amended, the retired Chairman undertook not to compete with the Company for a period of three years following his retirement. In consideration, the Company agreed to pay the retired Chairman a onetime payment of $ 360 payable within three months. In addition, the Chairman is entitled to receive certain perquisites from the Company for the rest of his life. The liability as of December 31, 2010 and the special post-benefit expense related to the retirement agreement amounted to $ 679.

NOTE 18:-	SEGMENT INFORMATION

The Company adopted ASC 280, "Segment Reporting." The Company operates in two major reportable segments, which represent the Company's operating segments as follows:

1.
Perimeter security systems - The Company's line of perimeter security systems consists of the following: Microprocessor-based central control units, taut wire perimeter intrusion detection systems, INNO fences, vibration detection systems, field disturbance sensors, and other.

2.	Security turnkey projects - The Company executes turnkey projects based on the Company's security management system and acts as an integrator.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	SEGMENT INFORMATION (Cont.)

a.	The following data present the revenues, expenditures, assets and other operating data of the Company's operating segments:

	Year ended December 31,
	2008				2009				2010
	Perimeter	Projects	Eliminations	Total	Perimeter	Projects	Eliminations	Total	Perimeter	Projects	Eliminations	Total

Revenues	$41,378	$15,727	$-	$57,105	$39,102	$15,416	$-	$54,518	$33,248	$17,249	$(798)	$49,699

Depreciation and amortization	$782	$409	$-	$1,191	$1,166	$38	$-	$1,204	$945	$117	$-	$1,062
Impairment of Goodwill and Other intangible assets	$2,772	$-	$-	$2,772	$-	$-	$-	$-	$-	$-	$-	$-

Operating income (loss), before financial expenses and taxes on income	$(9,330)	$(5,230)	$-	$(14,560)	$(1,053)	$(1,812)	$-	$(2,865)	$(1,641)	$(2,716)	$(303)	$(4,660)
Financial expenses, net				1,314				1,568				967
Taxes on income (tax benefit)				3,066				864				602
Income (loss) from discontinued operations, net				(13,662)				4,216				-

Net income (loss)				$(32,602)				$(1,081)				$(6,229)

	December 31,
	2008			2009			2010
	Perimeter	Projects	Total	Perimeter	Projects	Total	Perimeter	Projects	Total

Total long-lived assets	$9,580	$3,623	$13,203	$10,590	$910	$11,500	$8,240	$793	$9,033

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	SEGMENT INFORMATION (Cont.)

b.	Major customer data (percentage of total revenues):

	Year ended December 31,
	2008	2009	2010

Customer A	10.8%	19.6%	13.4%
Customer B	-	-	11.4%

c.	Geographical information:

The following is a summary of revenues within geographic areas based on end customer's location and long-lived assets:

		Year ended December 31,
		2008	2009	2010

1.	Revenues:

	Israel	$12,097	$12,968	$9,838
	Europe	15,603	10,808	9,787
	North America	15,648	13,763	15,393
	South and Latin America	4,542	3,986	9,958
	Others	9,215	12,993	4,723

		$57,105	$54,518	$49,699

2.	Long-lived assets:

	Israel	$3,148	$4,230	$4,065
	Europe	3,954	1,174	1,082
	USA	2,610	2,262	39
	Canada	3,309	3,590	3,620
	Others	182	244	227

		$13,203	$11,500	$9,033

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	SELECTED STATEMENTS OF INCOME DATA

Financial expenses:

	Year ended December 31,
	2008	2009	2010

Financial expenses:
Interest on long-term debt	$(170)	$(93)	$(11)
Interest on short-term bank credit	(922)	(879)	(744)
Interest on a related party loan	-	-	(195)
Forward contracts losses	(291)	-	-
Foreign exchange losses	(875)	(1,378)	(517)
Marketable securities losses	(442)	-	-

	(2,700)	(2,350)	(1,467)
Financial income:
Interest on short-term and long-term bank deposits, structured notes and marketable securities	757	484	182
Marketable securities gain	-	58	-
Foreign exchange gains	629	240	318

	1,386	782	500

	$(1,314)	$(1,568)	$(967)

NOTE 20:-	SUBSEQUENT EVENTS

On January 23, 2011, the Israeli Tax Authorities issued a NIS 2.3 million (approximately $ 686,000) tax assessment related to the Company's 2005-2006 tax years. Based on the advice of its tax advisors, the Company believed that its probable that it will not have to pay this amount and that it will be settled by means of an offset against some of the Company's carry forward tax losses for which the Company has recorded a full valuation allowance. Accordingly, the Company expects that the tax assessment will not have a material affect on its position or results of operations.

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

SALLES, SAINZ - GRANT THORNTON, S.C.

By: Hector Bautista C.P.A.

Mexico City, Mexico March 27, 2009

SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
(U.S. dollars in thousands)

	Balance at beginning of period	Provision for doubtful accounts	Offsets against receivables balances for which allowance was provided in previous years	Translation adjustments	Balance at end of period

Year ended December 31, 2010:
Allowance for doubtful debts	$911	$601	$(610)	$17	$919

Year ended December 31, 2009:
Allowance for doubtful debts (1)	$1,506	$(153)	$-	$2	$911

Year ended December 31, 2008:
Allowance for doubtful debts	$343	$1,223	$-	$(60)	$1,506

________________

(1) In September 2009, our Board of Directors resolved to discontinue the operations of the European integration subsidiary that we acquired in September 2007.  The subsidiary was sold in December 2009.  In connection with the acquisition, the buyer assumed $444,000 of doubtful accounts of the subsidiary.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to annual report on its behalf.

MAGAL SECURITY SYSTEMS LTD.

By:	/s/ Eitan Livneh
Name: Eitan Livneh
Title: President and Chief Executive Officer

Date:  April  11, 2011