Form 20-F
period 2011-12-31
MAGAL SECURITY SYSTEMS LTD
filed 2012-04-04
CIK 896494

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Ordinary Shares, par value NIS 1.0 per share …….…15,819,822
(as of December 31, 2011)

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

- i -

- ii -

INTRODUCTION

Magal Security Systems Ltd. is a leading international solutions provider of safety, security, site management and intelligence gathering and compilation solutions and products.  Based on more than 35 years of experience and interaction with customers, we have developed a unique set of solutions and products, optimized for perimeter, outdoor and general security applications.  Our turnkey solutions are typically integrated and managed by sophisticated modular command and control software, supported by expert systems for real-time decision support.  Our broad portfolio of critical infrastructure protection and site protection technologies includes a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems and a sophisticated protection package for sub-surface intrusion.  As a world class innovator in the development of closed circuit television, intelligence video analysis and motion detection technology for outdoor operation, we have successfully installed customized solutions and products in more than 75 countries worldwide.  Our ordinary shares are traded on the NASDAQ Global Market under the symbol “MAGS,” and until December 1, 2011 were traded under the same symbol on the Tel Aviv Stock Exchange.  Our website is www.magal-s3.com.  The information on our website is not incorporated by reference into this annual report.  As used in this annual report, the terms “we,” “us” and “our” mean Magal Security Systems Ltd. and its subsidiaries, unless otherwise indicated.

We have trademark rights in the United States and other national jurisdictions arising out of our trademark registrations, applications and/or use of the following trademarks and service marks: SENSTAR-STELLAR logo, the S logos, SENSTAR-STELLAR, SENSTAR-STELLAR (and design) SENSTAR, PANTHER, GUIDAR, REPELS, SENNET, PERIMITRAX, INTELLI-FLEX, INTELLI-FIELD, INTELLIFIBER, X-FIELD, OMNITRAX, STARLED, STARNET, FRONTLINE, E-FIELD, E-FLEX, ARMOURFLEX, FLASH, FLARE, SENTRAX, OMNITRAX, XFIELD, FLEX-PS, FLEX-PI, ULTRAWAVE, FORTIS, PIPEGUARD, DTR, PINPOINTER, MAESTRO DB, the Magal logo and all other marks used to identify particular products and services associated with our businesses.  Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  All references in this annual report to “dollars” or “$”are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.  The representative exchange rate between the NIS and the dollar as published by the Bank of Israel and effective on December 30, 2011 was NIS 3.821 per $1.00.

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

- iii -

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.            Selected Consolidated Financial Data.

The following selected consolidated financial data for and as of the five years ended December 31, 2011 are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP.  We have derived the following selected consolidated financial data as of December 31, 2010 and 2011 and for each of the years ended December 31, 2009, 2010 and 2011 from our consolidated financial statements set forth elsewhere in this annual report that have been prepared in accordance with U.S. GAAP.  We have derived the following selected consolidated financial data as of December 31, 2007, 2008 and 2009 and for each of the years ended December 31, 2007 and 2008 from our audited consolidated financial statements not included in this annual report.  The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5 “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

	Year Ended December 31,
	2007(1)(2)	2008(2)	2009(2)	2010	2011
	(in thousands except per share data)
Consolidated Statement of Operations Data:
Revenues	$62,695	$57,105	$54,518	$49,699	$88,591
Cost of revenues	38,156	37,559	33,404	31,400	49,089
Gross profit	24,539	19,546	21,114	18,299	39,502
Operating expenses:
Research and development, net	5,310	5,556	5,059	4,105	3,898
Selling and marketing, net	11,073	12,953	10,820	11,261	19,415
General and administrative	6,057	10,243	8,100	7,593	8,682
Impairment of goodwill and other intangible assets	-	2,772	-		-
Post employment and termination benefits	904	2,582	-		-
Other income	-	-	-	-	(2,304)
Total operating expenses	23,344	34,106	23,979	22,959	29,691
Operating income (loss)	1,195	(14,560)	(2,865)	(4,660)	9,811
Financial expenses (income), net	2,059	1,314	1,568	967	(756)
Income (loss) before income taxes	(864)	(15,874)	(4,433)	(5,627)	10,567
Income taxes	276	3,066	864	602	723
Income (loss) from continuing operations	(1,140)	(18,940)	(5,297)	(6,229)	9,844
Income (loss) from discontinued operations, net	3,022	(13,662)	4,216	-	-
Net income (loss)	$1,882	$(32,602)	$(1,081)	$(6,229)	$9,844
Less: net income (loss) attributable to non-controlling interest	-	-	54	(24)	-
Net income (loss) attributable to Magal’s shareholders	$1,882	$(32,602)	$(1,135)	(6,205)	9,844
Basic net earnings (loss) per share from continuing operations	$(0.11)	$(1.82)	$(0.52)	(0.60)	0.78
Basic net earnings (loss)per share from discontinued operations	0.29	(1.32)	0.41	-	-
Basic net earnings (loss) per share	$0.18	$(3.14)	$(0.11)	$(0.60)	$0.78
Diluted net earnings (loss) per share from continuing operations	$(0.11)	$(1.82)	$(0.52)	$(0.6)	$0.78
Diluted net earnings (loss) per share from discontinued operations	0.29	(1.32)	0.41	-	-
Diluted net earnings (loss) per share	$0.18	$(3.14)	$(0.11)	$(0.6)	$0.78
Weighted average number of ordinary shares used in computing basic net earnings per share	10,394,989	10,396,548	10,396,548	10,396,548	12,645,283
Weighted average number of ordinary shares used in computing diluted net earnings per share	10,431,103	10,396,548	10,398,624	10,396,548	12,645,283

	As of December 31,
	2007(1)	2008	2009	2010	2011
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$9,205	$16,835	$11,869	$16,596	$32,622
Short and long-term bank deposits, restricted deposits, marketable securities and escrow deposit	26,972	8,137	2,019	4,888	7,506
Working capital	41,526	16,240	20,646	26,612	40,493
Total assets	126,157	90,537	60,650	65,710	85,987
Short-term bank credit (including current maturities of long-term loans)	20,737	23,995	10,058	9,830	5,390
Long-term bank loans	3,095	2,282	548	50	38
Loan from related party	-	-	-	9,907	-
Total shareholders’ equity	65,578	30,718	32,309	28,016	51,011
Ordinary shares issued and outstanding	10,396,548	10,396,548	10,396,548	10,396,548	15,819,822
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

Risks Related to Our Business

We have a history of operating losses and may not be able to achieve and sustain profitable operations.  We may not have sufficient resources to fund our operations in the future.

Although we returned to profitability in 2011 after three years of losses, there can be no assurance that we will continue to operate profitably in the future.  If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure.  Such financing may not be available in the future, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be materially and adversely affected.

We depend on large orders from a relatively small number of customers for a substantial portion of our revenues.  As a result, our revenues and operating results may vary from quarter to quarter.

We receive large orders from a relatively small number of customers and our revenues and operating results are subject to substantial periodic variations.  For example, the provision of the perimeter security and command and control solutions for the 2012 Africa Cup of Nations in the Gabonese Republic accounted for 34.8% of our revenues in 2011. Individual orders from customers can represent a substantial portion of our revenues in any one period and significant revenues from a customer during one period may not be followed by additional revenues from the same customer in subsequent periods.  As a result, our revenues and operating results for a specific period may not be indicative of our future performance and quarter-to-quarter comparisons of our operating results may not be meaningful, making it difficult for investors to evaluate our future prospects based on the results of any quarter.  In addition, we have a limited order backlog that is generally composed of orders that are fulfilled within a period of three to twelve months after receipt, which makes revenues in any quarter substantially dependent upon orders received in prior quarters.

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

Unfavorable global economic conditions may adversely affect our customers, which directly impact our business and results of operations.

Our operations and performance depend on our target customers, including those from the governmental sector, having adequate resources to purchase our products.  The turmoil in the credit markets and the global economic downturn during 2008 and 2009 generally adversely impacted our target customers.  Companies and governmental authorities reduced and may continue to reduce their purchasing activities in response to a lack of credit, economic uncertainty, budget deficits and concern about the stability of markets in general, and have reduced or delayed purchases of our products.  During 2011, several European countries encountered severe economic difficulties which affected the entire Euro-zone economy. The financial crisis, among other things, resulted in the down grade of the credit worthiness of several European countries. The financial and economic instability in Europe has impacted our sales in Europe, and if such economic and market conditions remain uncertain or weaken further, our financial condition and operating results may be materially adversely affected.

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

Any such event may have a material adverse effect on us.

The loss of one or more of our key customers would result in a loss of a significant amount of our revenues.

A relatively small number of customers account for a large percentage of our revenues.  For the years ended December 31, 2009, 2010 and 2011, revenues generated from sales to the Israeli Ministry of Defense, or MOD, and Israeli Defense Forces, or IDF, accounted for 19.6%, 13.4% and 7.8%, respectively, of our revenues.  The MOD, IDF or any of our other major customers may not maintain their volume of business with us or, if such volume is reduced, other customers generating similar revenues may not replace the lost business.  The loss of one or more of our key customers without replacement by a customer or customers generating similar revenues would adversely affect our financial results.  In addition, in the year ended December 31, 2011, revenues attributable to the 2012 Africa Cup of Nations in the Gabonese Republic accounted for 34.8% ($30.8 million) of our revenues and revenue from the project is expected to decline to $5.2 million in 2012 when the project is completed.

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

Our financial results may be significantly affected by currency fluctuations.

We sell most of our products in North America, Europe and Israel.  Our revenues are primarily denominated in dollars, Euros and NIS, while a portion of our expenses, primarily labor expenses, is incurred in NIS and Canadian Dollars.  Additionally, certain assets, especially trade receivables, as well as part of our liabilities are denominated in NIS.  As a result, fluctuations in rates of exchange between the dollar and non-dollar currencies may affect our operating results and financial condition.  The dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the dollar.  In addition, the value of our non-dollar revenues could be adversely affected by the depreciation of the dollar against such currencies.  In 2009 and 2010, the NIS appreciated by approximately 0.7% and 6.0%, respectively, against the dollar, while in 2011 the NIS depreciated by approximately 7.7% against the dollar.  In 2010 and 2011, the Euro depreciated against the dollar by 7.4%, and 3.3%, respectively, while in 2009 the Euro appreciated against the dollar by 3.5%.  In addition, the dollar cost of our operations in Canada is influenced by the exchange rate between the dollar and the Canadian dollar.  In 2009 and 2010, the Canadian dollar appreciated against the dollar by 16.6% and 4.9%, respectively, while in 2011 the Canadian dollar depreciated by approximately 2.3% against the dollar.  During the years ended December 31, 2009 and 2010, foreign currency fluctuations had an adverse impact on our results of operations and we recorded foreign exchange losses, net of $1,138,000 and $199,000, respectively.  In 2011, foreign currency fluctuations had a positive impact on our results of operations and we recorded foreign exchange income, net of $1,394,000.  Our results of operations may continue to be materially affected by currency fluctuations in the future.

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

A large portion of our sales is to markets outside of Israel.  For the years ended December 31, 2009, 2010 and 2011 approximately 76.2%, 80.2% and 88.6%, respectively, of our revenues were derived from sales to markets outside of Israel.  A key component of our strategy is to continue to expand in such international markets.  Our international sales efforts are affected by costs associated with the shipping of our products and risks inherent in doing business in international markets, including:

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

We have significant operations in countries that may be adversely affected by political or economic instability, corruption, major hostilities or acts of terrorism.

We are a global security company with worldwide operations. Although approximately 40% of our sales are generated in Israel, North America and Western Europe, we expect to derive an increasing portion of our sales and future growth from other regions such as Africa, India, Latin America and Central and Eastern Europe, which may be more susceptible to political or economic instability. In addition, in many less-developed markets, we rely heavily on third-party distributors and other agents for the marketing and distribution of our products and solutions. Many of these third parties do not have internal compliance resources comparable to ours. Business activities in many of these markets have historically been more susceptible to corruption.  If our efforts to screen third-party agents and detect cases of potential misconduct fail, we could be held responsible for the noncompliance of these third parties under applicable laws and regulations, which may have a material adverse effect on our reputation and our business, financial condition and results of operations.

Significant portions of our operations are conducted outside the markets in which our products and solutions are manufactured or generally sold, and accordingly, we often export a substantial number of products into such markets. We may, therefore, be denied access to potential customers or suppliers or denied the ability to ship products from any of our subsidiaries into the countries in which we currently operate or wish to operate, as a result of economic, legislative, political and military conditions, including hostilities and acts of terrorism, in such countries.

Reduction in Israeli government spending or changes in priorities for homeland security products may adversely affect our financial condition, operating results and prospects.

Historically a significant portion of our revenues were from sales to the Israeli government and our financial condition, operating results and prospects would be adversely affected by Israeli government budget cutbacks or spending reductions.  We believe that the success and growth of our business will continue to depend to a certain extent upon our successful procurement of Israeli government contracts.  The award of additional contracts from the Israeli government could be adversely affected by spending reductions or budget cutbacks at government agencies that currently use or are likely to use our products.  The Israeli government may reduce its expenditures for homeland security or change its defense priorities in the coming years.  Our programs may be affected in the future if there is a reduction in Israeli government defense spending for our programs or a change in priorities to products other than ours.  Accordingly, changes in government contracting policies, budgetary constraints and delays or changes in the appropriations process could have an adverse effect on our business, financial condition and results of operations.

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

Natural disasters, terrorist attacks or breaches of network or information technology security could have an adverse effect on our business.

Natural disasters, terrorist acts, acts of war, cyber attacks or other breaches of network or information technology (IT) security may cause equipment failures or disrupt our systems and operations. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses and/or loss of market share to other competitors in the market for security systems. In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. Any of these occurrences could result in a material adverse effect on our results of operations and financial condition.

We may not be able to protect our proprietary technology and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon protecting our proprietary technology.  We have approximately 13 patents and have four (4) patent applications pending.  We also rely on a combination of trade secret and copyright law and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology.  It is our policy to protect our proprietary rights in our products and operations through contractual obligations, including confidentiality and non-disclosure agreements with certain employees, distributors and agents, suppliers and subcontractors.  These measures may not be adequate to protect our technology from third-party infringement, and our competitors may independently develop technologies that are substantially equivalent or superior to ours.  Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws.

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

We currently benefit from grants and tax benefits under Israeli government programs, which require us to meet specified conditions, including, but not limited to, making specified investments from our equity in fixed assets and paying royalties with respect to grants received.  In addition, some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel.  We also benefit from tax credits pursuant to the Scientific Research and Experimental Development Tax incentive Program  in Canada.  If we fail to comply with the conditions imposed by the Israeli law or the Canadian tax program in the future, the benefits we receive could be cancelled and we could be required to refund any payments previously received under these programs, including any accrued interest, or pay increased taxes or royalties.  Such a result would adversely affect our results of operations and financial condition.  The Israeli government has reduced the benefits available under these programs in recent years and these programs and benefits may be discontinued or curtailed in the future.  If the Israeli government or the Canadian government ends these programs and benefits, our business, financial condition, results of operations and net income could be materially adversely affected.

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

We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel.  As a result, political, economic and military conditions affecting Israel directly influence us.  Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations.

Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts.  A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.  In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups.  Also, during 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations.  To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.  Ongoing violence between Israel and the Palestinians as well as tension between Israel and other countries in the Middle East may have a material adverse effect on our business, financial condition and results of operations.

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

The rights and responsibilities of the shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Stock Market Rules.  We follow Israeli law and practice instead of NASDAQ rules regarding the director nomination process, compensation of executive officers and the requirement that our independent directors have regularly scheduled meetings at which only independent directors are present.  As a foreign private issuer listed on the NASDAQ Global Market, we may also follow home country practice with regard to, among other things, the composition of the board of directors and quorum at shareholders’ meetings.  In addition, we may follow home country practice instead of the NASDAQ requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

ITEM 4.	Information on the Company

A.            History and Development of the Company.

We were incorporated under the laws of the State of Israel on March 27, 1984 under the name Magal Security Systems Ltd.  We are a public limited liability company under the Israeli Companies Law, 5739-1999, and operate under this law and associated legislation.  Our principal executive offices and primary manufacturing and research and development facilities are located near Tel Aviv, Israel, in the Yehud Industrial Zone.  Our mailing address is P.O. Box 70, Industrial Zone, Yehud 56100, Israel and our telephone number is +972-3-539-1444.  Our agent for service of process in the United States is Senstar Inc., 13800 Coppermine Road, Second Floor, Herndon, Virginia 20171.  Our website address is www.magal-S3.com.  The information on our website is not incorporated by reference into this annual report.

We are a leading international solutions provider of security, safety and site management solutions and products.  Based on more than 35 years of experience and interaction with customers, we have developed a unique set of solutions and products, optimized for perimeter, outdoor and general security applications.  Our turnkey solutions are typically integrated and managed by sophisticated modular command and control software, supported by expert systems for real-time decision support.  Our broad portfolio of critical infrastructure and site protection technologies includes a variety of smart barriers and fences, fence mounted detectors, virtual (volumetric) fences and gates, buried and concealed detection systems and a sophisticated protection package for sub-surface intrusion.  A world class innovator in the development of closed-circuit television, or CCTV~~,~~ intelligent video analytics, or IVA, and motion detection technology for outdoor operation, we have successfully installed customized solutions and products in more than 75 countries worldwide.

 In June 2010, we adopted a strategic plan to focus our growth efforts on our historical primary markets: perimeter products and solutions and turnkey projects.  We intend to increase revenues in the perimeter products segment by locating new channels to promote and market our products, maintaining technology leadership, investing in research and development, entering into original equipment manufacturer, or OEM, agreements and by acquiring technologies or by mergers and acquisitions.  We intend to focus on and improve our presence in emerging markets such as Brazil, Russia, India and China, or the BRIC countries, in order to increase our exposure to small and medium size business opportunities for both our perimeter products and solutions and turnkey projects segments.  As part of our such strategic plan we established a new joint venture in India in 2012, We are also continuing to invest  in the training of our employees in order to enhance their professional skills and efficiency.

To allow us to begin to implement our strategic plan, on September 8, 2010, Ki Corporation Limited, or Ki Corporation, a company affiliated with Mr. Nathan Kirsh, our principal shareholder and a director, provided us with a bridge loan in the principal amount of $10.0 million.  To raise long-term funds for general working capital purposes, including to facilitate the implementation of our business strategy and the repayment of the $10 million bridge loan, we distributed to holders of our ordinary shares, at no charge, as of the close of business on June 29, 2011, subscription rights to purchase up to an aggregate of 5,273,274 of our ordinary shares.  All of the subscription rights were exercised and we received net proceeds from the rights offering of approximately $15.8 million, after deducting expenses related to the rights offering in the amount of approximately $207,000. In connection with the rights offering, on June 17, 2011, we completed a private placement of 150,000 of our ordinary shares to Ki Corporation at $3.05 per share slightly above the $3.03 per share offering price in the rights offering. The private placement consideration from Ki Corporation was paid to us by means of a partial offset against the outstanding balance we owed it under the bridge loan that was provided on September 8, 2010.

Our capital expenditures for the years ended December 31, 2009, 2010 and 2011 were approximately $2.0 million, $0.4 million and $1.2 million, respectively.  These expenditures were principally for the renovation of our offices and production facilities in Canada, the purchase of commercial vehicles as well as computer, software and demo and promotional equipment related to our new FORTIS4G command and control system.  The high level of capital expenditures in 2009 was primarily attributable to the renovation and expansion work at our executive offices and factory in Israel that we commenced in 2008 as well as the implementation of a new ERP system and an upgrade of our computer systems in Israel.

B.            Business Overview.

Overview and Strategy

We develop, manufacture, market and sell comprehensive computerized security systems to high profile customers.  Our systems are used in more than 75 countries to protect sensitive facilities, including national borders, military bases, power plants, airports, seaports, prisons, industrial sites, oil and gas facilities, refineries, Olympic villages and stadiums  and municipalities from intrusion, crime, sabotage or vandalism to infrastructure, assets and personnel.

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

A typical turnkey project consists of the following phases:

•	Studying and understanding customers’ requirements and conducting an environmental and site analysis;

•	Conducting a terrain survey;

•	Detailed planning that is focused and tailored around the users – first responders and operators in the command and control center(s);

•	Implementation - manufacturing, purchasing, integration, testing and installing the project;

•	Commissioning and training; and

•	Post-sales support.

Our revenues are principally derived from:

•	Sales of security products;

•	Installation of comprehensive security solutions and / or turnkey projects derived from process bids leading to fixed-price contracts; and

•	Services and maintenance based on post-sale maintenance contracts.

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

•
Enter new markets and strengthen presence in existing markets.  We intend to continue to penetrate new geographic markets by various means, including the establishment of alliances with local distributors and international integrators of security systems.  We also intend to increase our marketing efforts in our existing markets and to acquire or invest in complementary businesses and joint ventures.

Emerging Opportunity

The rapid introduction of digital communication and information technology into the security market provides us with the opportunity to consolidate safety and site management with security applications.  Cities and municipalities, air and sea ports, chemical factories, Olympic villages and stadiums and critical infrastructure sites are currently implementing and enjoying the benefits of this approach to security management.  This integration allows users to share dispersed sensors (such as cameras and emergency buttons), IT systems, traffic management tools and other resources and feed them into a single command and control platform.  Users from different departments within organizations can now share the same information, allowing for improved communication and coordination, whether it is a routine operation or crisis situation.  We believe that we are well positioned and  are in the forefront of this emerging market opportunity.

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

Intelli-FLEX, FLEX PS, Intelli-FIBER  and fence protection systems, or FPS, microprocessor-based triboelectric and electric cable fence sensors are vibration sensitive transducers.  These systems detect any attempt to cut, climb or penetrate the fence and have microphonic properties.  The microphonic feature permits audio to be used for low-cost alarm assessment, providing users with an additional tool for determining the nature of an attempted intrusion.  Our vibration detection system is typically sold to the end user for between $15 to $60 per meter.

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

Maestro DB

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

Maestro DB is our new fully digital generation management platform that is designed for use in outdoor security applications, including sensitive critical sites that require real-time multi-media surveillance, providing strong motion detection and video analytics.  The system is ideal for outdoor applications where cameras cover wide areas and data may be dispersed in multiple locations, yet the entire site needs to function as a single, coherent site with a centrally managed data base. Maestro DB supports IP streamed video from IP cameras (if the camera source is analog, an encoder is used, it uses an enhanced software version of our original DreamBox platform and runs on COTS servers.  Maestro DB supports high resolution video inputs (megapixel and high definition).

Our video solutions have a proven track record in high-end vertical markets that require outdoor security such as military bases, government organizations, airports, seaports, mass transportation, correctional facilities, utilities and industrial sites.

Maestro DB does not try to compete with standard commercial off-the-shelf CCTV products and solutions.  We are focused on high-end customers who cannot rely on standard indoor products and requires tailored, modular and flexible solutions at an affordable price.

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

MagCam

The MagCam is a combination of day/night camera and illuminator installed within a taut wire perimeter intrusion detection system to provide complete and uniform fence surveillance under both very bright daylight and total darkness.  Combined with the DTR taut wire system’s alarm, the system displays a clear view of the alerted section and its neighboring sections, enabling the operator to verify and asses the relevant region.  Connecting the MagCam to our Maestro DB provides an exceptional second intrusion detecting layer based on sophisticated outdoor video analytics, such as virtual fence algorithms.

Command and Control Systems

The development of communication and IT technology has significantly affected the security market.  Multiple security systems and technologies, sometimes supplied by different vendors, can now be integrated into a unified command and control system.  We offer three types of command and control systems:

•	Fortis – a high-end comprehensive command and control system;

•	StarNet 1000 - a basic security management system, or SMS; and

•	Network Manager – a middleware (software) package.

Fortis

FORTIS4G, is our latest Physical Security Management Information, or PSIM, system.  It is a comprehensive, wide area and real time command and control solution, designed for entities requiring management of security, safety and dispatching.  It is designed to manage all daily routines and site activities, security, regular and irregular events as well as crisis situations.

FORTIS4G architecture integrates with legacy systems and sensors from the physical level through a configuration and business logic layer and up to the situational awareness and management levels.  It is based on a strong GIS engine, which creates a common layer for inputs, outputs and presentation.  The GIS engine enables the display of synchronized information in time and space across all screens such as location of mobile forces, located alarms from stationary sensors, video of related cameras, pop-ups of associated radar screens and managed voice communication related to the managed area.  Real-time information enables security personnel to respond immediately, while maintaining a full two-way communication and situational awareness between the command and control center(s) and the first responders.

The target markets for Fortis4G are municipalities, city protection applications and, as part of other integrated solutions supplied by us, for use in airport, border and homeland security applications.

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

The following table shows the breakdown of our consolidated revenues for the calendar years 2009, 2010 and 2011 by operating segment:

	Year Ended December 31,
	2009	2010	2011
	(In thousands)
Perimeter products	$39,102	$33,248	$30,012
Turnkey projects	15,416	17,249	59,707
Eliminations	-	(798)	(1,128)
Total	$54,518	$49,699	$88,591

Customers

The following table shows the geographical breakdown of our consolidated revenues for the calendar years 2009, 2010 and 2011:

	Year Ended December 31,
	2009	2010	2011
	(In thousands)
Israel	$12,968	$9,838	$10,091
North America	13,763	15,393	13,373
Europe	10,808	9,787	10,913
South and Latin America	3,986	9,958	12,145
Africa	3,747	1,108	35,499
Others	9,246	3,615	6,570
Total	$54,518	$49,699	$88,591

For the years ended December 31, 2009, 2010 and 2011, revenues generated from sales to the MOD and IDF accounted for 19.6%, 13.4% and 7.8%, respectively, of our revenues. The Mexican Federal Prisons Authority, or SSP, a client in Mexico, accounted for 11.4% and 10.7% of our revenues in the years ended December 31, 2010 and 2011.  In addition, our project in the Gabonese Republic accounted for 34.8% of our revenues in the year ended December 31, 2011. We cannot assure you that any of our major customers will maintain their level of business with us or that, if such business is reduced, other customers generating similar revenues will replace the lost business.  The loss of one or more of our key customers without replacement by a customer or customers generating  similar revenues would have a material adverse effect on our financial results.

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

During 2011, we derived approximately 3.9% of our total revenues from maintenance and services.

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

Our research and development expenses during 2009, 2010 and 2011 were approximately $5.1 million, $4.1 million and $3.9 million, respectively.  In addition to our own research and development activities, we also acquire know-how from external sources.  We cannot assure you that any of our research and development projects will yield profitable results.

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

Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor

We have historically sought co-financing of our development projects from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS.  We are obligated to pay royalties to the OCS, amounting to 3.5% of revenues derived from sales of the products funded with these grants and ancillary services, up to an amount equal to 100% of the grants received, linked to the U.S. dollar.  All grants received after January 1, 1999 also bear interest equal to the 12 month LIBOR rate.  The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales, no payment is required.  We paid royalties of $172,000, $0 and $68 in the years ended December 31, 2009, 2010 and 2011, respectively.  As of December 31, 2011, our aggregate contingent obligation to the OCS was $1.3 million.

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

Scientific Research and Experimental Development Tax Incentive Program

Introduced by the Canadian Government in the 1980s, the Scientific Research and Experimental Development Tax Incentive Program, or SR&ED Program,  is intended to encourage Canadian businesses of all sizes to conduct applied research and development in Canada that will lead to new, improved, or technologically advanced products, processes, principles, methodologies or materials.  The SR&ED Program gives claimants cash refunds and/or tax credits for their expenditures on eligible research and development work done in Canada.  Qualifying expenditures may include wages, materials, machinery, equipment, travel and training expenses, property taxes, utility expenses, some overhead and SR&ED Program contracts from experimental development, applied research, basic research and support work.

Under the SR&ED Program, Canadian-controlled private corporations are entitled to an investment tax credit of 35% for the first $2 million in qualified expenditures and 20% on any excess amount.  Other Canadian corporations, proprietorships, partnerships, and trusts are entitled to an investment tax credit of 20% of all qualified expenditures.  For the years ended December 31, 2009, 2010 and 2011, our Canadian subsidiary recognized $167,000, $239,000 and $268,000, respectively, of investment tax credits.  As of December 31, 2011, our Canadian subsidiary made a full valuation allowance in respect of such investment tax credits.

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

The PIDS market is very fragmented. According to Frost & Sullivan and IMS Research, we rank first based on market share with approximately 15% of the market in February 2012. Our competition includes Elfar Ltd. and RB-Tec Ltd. in Israel, and South West Microwave Inc., Future Fiber Technologies, Detection Security Systems Inc., Fiber Sensys Inc., Optellios Inc., Geoquip Ltd., GPS Standard SpA and Cias Elettronica Srl outside of Israel.

Turn Key Projects and Solutions.  Hundreds of solution providers offer security products and services.  Most of the integrators focus on indoor applications, but some also offer outdoor solutions.  Most of the market players are local to their countries; however some are global, such as Honeywell and Siemens.  In some cases we may cooperate with global integrators or may supply equipment to them.  We believe that our principal competitors in Israel for security solutions are Elbit Systems Ltd., C. Mer Industries Ltd., Afcon Industries Ltd. and Orad Ltd.

We believe that our principal competitor for the PipeGuard system is Future Fibre Technologies Pty. Ltd. and that  our principal competitors for personal emergency location systems are Actall Corp. and Visonic Networks.

Some of our competitors and potential competitors have greater research, development, financial and personnel resources, including governmental support, or more extensive business experience than we do.  We cannot assure you that we will be able to maintain the quality of our products relative to those of our competitors or continue to develop and market new products effectively.

Intellectual Property Rights

We have approximately 13 patents issued and have four (4) patent applications pending in the U.S. and in several other countries and have obtained licenses to use proprietary technologies developed by third parties.  We cannot assure you:

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

C.    Organizational Structre.

We, or one of our subsidiaries, own 100% of the outstanding capital stock of subsidiaries operating in Canada, Colombia, Germany, Mexico, the United Kingdom, the United States, Romania and Spain.  Set forth below are our significant subsidiaries.

Subsidiary Name	Country/State of Incorporation/Organization	Ownership Percentage
Senstar Corp	Canada	100%
Senstar LA	Mexico	100%

D.            Property, Plants and Equipment.

Our principal facility in Israel is a two-story 2,533 square meter facility located on a 4,352 square meter parcel in the Yehud Industrial Zone, which is owned by us and registered in our name.  Approximately 600 square meters are devoted to administrative, marketing and management functions and approximately 700 square meters are used for engineering, system integration and customer service.  We use the remaining 1,233 square meters for production management and production operations, including manufacturing, assembly, testing, warehousing, shipping and receiving.  In 2007, we entered into a lease for a one-story 810 square meter facility located on a 1,820 square meter parcel in the Yehud Industrial Zone for $84,000 per year for use in production and operations.  The lease is for a period of 23 years.  The products that we manufacture at our facilities in the Yehud Industrial Zone include our taut-wire intrusion detection systems, our vibration detection systems, our video-motion detection systems, Fortis4G, Maestro DB, PipeGuard, MTC-1500, MSS-1500 and other perimeter systems

We own a 33,000 square foot facility in Carp, Ontario, Canada.  Approximately 9,000 square feet are devoted to administrative, marketing and management functions, and approximately 8,000 square feet are used for engineering, system integration and customer service.  We use the remaining 16,000 square feet for production operations, including cable manufacturing, assembly, testing, warehousing, shipping and receiving.  We own an additional 182,516 square feet of vacant land adjacent to this property, which is being held for future expansion.  We also rent 358,560 square feet of land near this facility for use as an outdoor sensor test and demonstration site for our products including the Omnitrex buried cable intrusion detection system, the X-Field volumetric system, the Intelli-FLEX and FlexPS microphonic fence detection system, Flash and Flare, and various perimeter monitoring and control systems.  The rent for this site is Canadian $3,500 per year plus taxes under a lease that expires in November 2014.  In addition, we lease a 1,900 square foot facility adjacent to our Carp, Ontario property for Canadian $20,000 per year plus taxes for use as additional storage and system integration space under a month to month tenancy.

We also lease small offices in China, Colombia, Germany, Mexico, Romania, Spain, the United Kingdom, and Virginia and California in the United States, for our sales and marketing entities.  The aggregate annual rent for such offices was approximately $ 277,000 in 2011.

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

A.            Operating Results.

Overview

We develop, manufacture, market and sell complex computerized security systems.  Our systems are used in more than 75 countries to protect aircraft, national borders and sensitive facilities, including military bases, power plant installations, airports, postal facilities, prisons, Olympic villages and stadiums and industrial locations from terrorism, theft and other security threats.

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

Perimeter Products Segment

Prior to 2010, our Perimeter Products segment included the operations of four subsidiaries, Senstar Stellar Corp, or Senstar Canada, Senstar Gmbh, or Senstar Germany, Senstar Limited, or Senstar UK, and Magal Senstar Inc., or the U.S. Subsidiary.  The Perimeter Products segment also included our operations in Israel.  We acquired Senstar Canada and Senstar Germany in January 1997 and at the same time, established Senstar UK and considered Senstar Canada, Senstar Germany and Senstar UK as one operating unit due to the commonality of their operations and products, with Senstar Germany and Senstar UK acting as distributors for Senstar Canada.  Our U.S. Subsidiary, which we acquired in September 1997, was considered a separate operating unit within the Perimeter Products segment.  In connection with the strategic plan we formulated in 2010, we consolidated the operations of certain of our subsidiaries. Accordingly, during 2010 we began to consider Senstar Canada, Senstar Germany, Senstar UK and the U.S Subsidiary as one reporting unit within the Perimeter Products segment.  The Israeli operations of the Perimeter Products segment as well as the Spanish operations are considered as two separate reporting units within that segment.

Turnkey Projects Segment

The Turnkey Projects segment has operations worldwide and the segment includes a number of reporting units operating in Israel, Mexico, Colombia and a division of Senstar Canada.

2010 Strategic Plan

In June 2010 we adopted a strategic plan, which we believe provides a foundation for the future growth in our revenues.  This plan is based on the growing worldwide demand for perimeter security, especially in the BRIC countries.  As part of our strategic plan, we intend to stimulate revenue growth by introducing new sales channels for our products as well as creating long-term alliances with large international integrators in order to increase the sales of our products to such integrators.  We are also investing in research and development in order to maintain our leadership position in the PIDS market.  In addition, we intend to enter into new OEM agreements, purchase third party technologies or enter into merger and acquisition transactions in order to maintain and enhance our technological prominence.  We also intend to increase our sales efforts for our perimeter solutions and turn-key projects in those territories where we see growing demand, such as the BRIC countries, and plan to improve our presence in these territories either through the establishment of local offices or through joint-ventures and partnering with local entities.

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

Key Performance Indicators and Sources of Revenues

Our management believes that our revenues, sources of revenues and operating income (loss) are among the key performance indicators for our business.

Our revenues from our perimeter products and turnkey projects segments for the three years ended December 31, 2009, 2010 and 2011 were as follows:

	Year Ended December 31,
	2009	2010	2011
	(In thousands)
Perimeter products	$39,102	$33,248	$30,012
Turnkey projects	15,416	17,249	59,707
Eliminations	-	(798)	(1,128)
Total	$54,518	$49,699	$88,591

The increase in revenues from turnkey projects was primarily due to our increased activity in Africa, mainly with respect to the 2012 Africa Cup of Nations project in the Gabonese Republic which we received in 2011. In addition, our Mexican subsidiary, which received a large scale project in mid-2010, recorded increased revenues from that project as well as from other smaller projects that resumed in 2011.

Our operating income (loss) from our perimeter products and turnkey projects segments for the three years ended December 31, 2009, 2010 and 2011 were as follows:

	Year Ended December 31,
	2009	2010	2011
	(In thousands)
Perimeter products	$(1,053)	$(1,641)	$2,665
Turnkey projects	(1,812)	(2,716)	5,224
Other income	-	-	2,304
Eliminations	-	(303)	(382)
Total	$(2,865)	$(4,660)	$9,811

Our profit in 2011 was primarily due to increased government spending in certain territories which led to new projects while our losses in 2009 and 2010 were primarily due to the global economic slowdown and the reduction in governments spending that began in the latter part of 2008.  As orders and new projects were delayed, competition increased and margins were squeezed.  We believe that this trend is continuing to reverse and that government spending in certain territories is returning to previous levels.

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

Depreciation and Amortization. The amount of depreciation and amortization attributable to our business segments for the years ended December 31, 2009, 2010 and 2011 are as follows:

	Year Ended December 31,
	2009	2010	2011
	(In thousands)
Perimeter products	$886	$665	$722
Turnkey projects	318	397	497
Total	$1,204	$1,062	$1,219

Financial Expenses, Net. Financial expenses, net include exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the functional currency of each entity, currency and hedge transactions, interest charged on loans from banks as well as interest income on our cash and cash equivalents and short term investments.

Tax expense.  Tax expense consists of federal, state and local taxes on the income of our business.  We paid income taxes in Germany, Spain and Mexico in 2009, in Germany, Colombia and Mexico in 2010 as well as  in 2011, but did not pay taxes elsewhere because of our operating losses.

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

Fees are payable upon completion of agreed upon milestones and subject to customer acceptance. Amounts of revenues recognized in advance of contractual billing are recorded as unbilled accounts receivable.  The period between most instances of advanced recognition of revenues and the customers' billing generally ranges between one to six months.  As of December 31, 2011, we had recorded $4.9 million of such unbilled receivables.

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

During 2009, 2010 and 2011, we recorded inventory write-offs from continuing operations in the amounts of $1.4 million, $0.3 million and $1.0 million, respectively.  Such write-offs were included in cost of revenues.

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

As of December 31, 2011, we had a net deferred tax asset of $303,000 attributable to our subsidiaries.  We had total estimated available carryforward tax losses of $12.9 million with respect to our operations in Israel and our subsidiaries had estimated total available carryforward tax losses of $9.0 million, of which $7.9 million was attributable to our U.S. Subsidiary, which may be used as an offset against future taxable income for periods ranging between 12 and 18 years.   As of December 31, 2011, we recorded a full valuation allowance on these carryforward tax losses due to the uncertainty of their future realization.  Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

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

The material assumptions used for the income approach for 2011 were five years of projected net cash flows, a discount rate of 14.9% and a long-term growth rate of 1.0%.  We considered historical rates and current market conditions when determining the discount and growth rates to use in our analysis.  If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill. As required by ASC 820, “Fair Value Measurements and disclosures,” we apply assumptions that market place participants would consider in determining the fair value of a reporting unit.

The only goodwill on our balance sheet as of December 31, 2011 relates to Senstar Germany and Senstar Canada within the Perimeter Products segment.  During 2010 and 2011 no impairment losses were identified.

Impairment of long lived assets

Our long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360 “Property, Plant, and Equipment” whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable.  Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. As required by ASC 820, “Fair Value Measurements and Disclosures,” we apply assumptions that market place participants would consider in determining the fair value of our long-lived assets.  During 2010 and 2011, no impairment losses were identified.

Functional Currency and Financial Statements in U.S. Dollars

While our functional currency is the NIS, our reporting currency is the U.S. dollar.  Translation adjustments resulting from translating our financial statements from NIS to the U.S. dollar are reported as a separate component in shareholders’ equity.  As of December 31, 2009, 2010 and 2011, our foreign currency translations totaled $3.9 million, $3.4 million and $0.6 million, respectively.

During the years ended December 31, 2009, 2010 and 2011, we recorded accumulated foreign currency translation/expense of approximately $1.4 million, $1.2 million and $0.6 million, respectively, included in our balance sheets as part of “accumulated other comprehensive income.”  As of December 31, 2009, 2010 and 2011, foreign currency translation adjustments, net of $3.8 million, $5.1 million and $4.5 million, respectively, were included under “accumulated other comprehensive income.”

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

After the re-measurement process is complete the financial statements are translated into our reporting currency, which is the U.S. dollar, using the current rate method.  Equity accounts are translated using historical exchange rates.  All other balance sheet accounts are translated using the exchange rates in effect at the balance sheet date.  Statement of operations amounts have been translated using the average exchange rate for the year.  The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

Concentrations of credit risk

Financial instruments that are potentially subject to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term bank deposits, marketable securities, unbilled accounts receivable, trade receivables, long-term trade receivables and long-term loans.

Of our cash and cash equivalents and restricted short-term and long-term bank deposits at December 31, 2011, $32.7 million was deposited with major Israeli banks, whose deposits are insured by the Israeli government.  An additional $7.4 million was deposited mainly with the Royal Bank of Canada, Deutsche Bank, Comerica Bank and BBVA Bancomer Bank.  Cash and cash equivalents deposited with U.S. banks or other banks may be in excess of insured limits and are not insured in other jurisdictions.  Generally these deposits maybe redeemed upon demand and therefore bear low risk.

The short-term and long-term trade receivables and the unbilled accounts receivable of our company and our subsidiaries are derived from sales to large and solid organizations located mainly in Israel, the United States, Canada, Mexico and Europe.  We perform ongoing credit evaluations of our customers and to date have not experienced any material losses.  An allowance for doubtful accounts is determined with respect to those amounts that we have determined to be doubtful of collection and in accordance with an aging policy.  In certain circumstances, we may require letters of credit, other collateral or additional guarantees.  During the years ended December 31, 2009, 2010 and 2011, we recorded ($153,000), $601,000 and $411,000 of expenses (income) related to doubtful accounts, respectively.  As of December 31, 2011, our allowance for doubtful accounts amounted to $1.1 million.

A loan granted to a third party entity in connection with a possible future cooperation between us and the entity is secured by a personal guarantee of the beneficial owner of the entity.  However, in 2008 we evaluated the likelihood of the repayment of the loan and due to anticipated difficulties in implementation of the projects for which the loan was provided, we estimated that 50% of the loan will not be repaid and therefore, recorded a provision of $550,000 attributable to the loan.  In 2009, we further evaluated the likelihood of repayment of this loan and due to the global economic climate at the time and the prospects of the projects for which the loan was provided, we determined that the loan will not be repaid in full and therefore recorded an additional provision of $319,000 attributable to this loan.  In 2010, due to anticipated difficulties in the implementation of the projects for which the loan was provided we estimated that the repayment of the loan was not probable, and therefore made a provision for the entire loan balance amounting to $206,000. In October 2011 we extended the repayment by additional one year.

We have no significant off-balance sheet concentration of credit risks, such as foreign exchange contracts or foreign hedging arrangements, except derivative instruments, which are detailed below.

Results of Operations

In 2011, our operating results showed a material improvement over our prior three years results, which had been negatively impacted by the global economic slowdown and the reduction in governments spending that began in the latter part of 2008. During those year orders and new projects were delayed, competition increased and margins were squeezed.  In 2011,  government spending in certain territories began to increase which led to the initiation of new projects.  We believe that this trend is continuing and that government spending in certain territories is returning to previous levels.

Due to the nature of our customers and products, our revenues are often generated from a relatively small number of large orders.  Consequently, individual orders from individual customers can represent a substantial portion of our revenues in any one period and significant revenues from a customer during one period may not be followed by additional significant revenues from the same customer in subsequent periods.  Accordingly, our revenues and operating results may vary substantially from period to period.  Consequently, we do not believe that our revenues and operating results should necessarily be judged on a quarter-to-quarter comparative basis.

The following table presents certain financial data expressed as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
Revenues	100.0%	100%	100%
Cost of revenues	61.3	63.2	55.4
Gross profit	38.7	36.8	44.6
Operating expenses:
Research and development, net	9.3	8.3	4.4
Selling and marketing, net	19.8	22.7	21.9
General and administrative	14.8	15.3	9.8
Other income			(2.6)
Operating income (loss)	(5.2)	(9.5)	11.1
Financial income (expenses), net	(2.9)	(1.9)	0.9
Income (loss) before income taxes	(8.1)	(11.4)	12.0
Income taxes	1.6	1.2	0.9
Income (loss) from continuing operations	(9.7)	(12.6)	11.1
Income from discontinued operations, net	7.7	-	-
Net income (loss)	(2.0)%	(12.6)%	11.1%

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Revenues.  Revenues increased by 78.3% from $49.7 million for the year ended December 31, 2010 to $88.6 million for the year ended December 31, 2011.  Revenues from sales of perimeter systems decreased by 9.7% from $33.3 million in 2010 to $30.0 million in 2011, primarily due to a reduction in sales in North America and Western Europe, which are the main markets for our perimeter products, due to the economic situation in such markets.  Revenues from security turnkey projects increased by 246% from $17.2 million in 2010 to $59.7 million in 2011, primarily due to a large project in Africa.  We anticipate that our revenues, excluding the revenues from the above mentioned large project in Africa, will increase in 2012 as a result of anticipated improvements in certain territories, governmental spending and our current level of backlog.

Cost of revenues. Cost of revenues increased by 56.3% from $31.4 million for the year ended December 31, 2010 to $49.1 million for the year ended December 31, 2011.  This increase was primarily due to the increase in revenues. Cost of revenues as a percentage of revenues decreased from 63.2% in 2010 to 55.4% in 2011, primarily due to the increased sales without a matching increase in fixed costs and better mix of projects. Our cost of revenues as a percentage of revenues was adversely impacted by the devaluation in the NIS and Canadian dollar against the U.S. dollar exchange rate in 2011, as the percentage of our cost of revenues denominated in NIS and Canadian dollars is higher than the percentage of revenues denominated in NIS and Canadian dollars.

Research and development expenses, net.  Research and development expenses, net slightly decreased by 5% from $4.1 million for the year ended December 31, 2010 to $3.9 million for the year ended December 31, 2011.  The decrease in research and development expenses is primarily attributable to increased use of in-house engineering labor rather than the use of outsourced subcontractors and the change in manpower within that department.  Research and development expenses, net amounted to 8.3% of revenues in 2010, compared to 4.4% in 2011, due to our higher revenues in 2011.  We anticipate that our research and development expenses will increase slightly in 2012.

Selling and marketing expenses, net.  Selling and marketing expenses, net increased by 72.4% from $11.3 million for the year ended December 31, 2010 to $19.4 million for the year ended December 31, 2011.  The increase in selling and marketing expenses in 2011 was primarily due to increased sales commissions which derive from the different and broader mix of revenues in 2011 compared with 2010, as well as associated expenses such as royalties, sales bonuses and travel expenses. The increase is also attributable to the average exchange rate appreciation of the NIS and the Canadian dollar against the U.S. dollar in 2011, which increased the U.S. dollar value of our NIS and Canadian dollar denominated expenses.  Selling and marketing expenses, net amounted to 22.7% and 21.9% of revenues in 2010 and 2011, respectively.

General and administrative expenses.  General and administrative expenses increased by 14.3% from $7.6 million for the year ended December 31, 2010 to $8.7 million for the year ended December 31, 2011.  The increase in general and administrative expenses in 2011 was primarily due to increased compensation to our management arising from our record performance as well as the impact of the average exchange rate appreciation of the NIS and Canadian dollar against the U.S. dollar in 2011, which increased the U.S. dollar value of our NIS and Canadian dollar denominated expenses, and  expenses incurred by our Colombian subsidiary, which started its operation in 2010.  General and administrative expenses amounted to 15.3% of revenues in 2010 compared to 9.8% in 2011.

Other income.  In 2011  we collected an arbitration award of approximately $2.5 million and recorded income of $2.3 million from the arbitration, net of legal expenses.

Operating profit (loss).  We had an operating loss of $4.7 million for the year ended December 31, 2010 compared to an operating profit of $9.8 million for the year ended December 31, 2011.  The operating profit (losses) of our business segments for the years ended December 31, 2010 and 2011 are as follows:

	Year Ended December 31,
	2010	2011
	(In thousands)
Perimeter products	$(1,641)	$2,665
Turnkey projects	(2,716)	5,224
Other income	-	2,304
Eliminations	(303)	(382)
Total	$(4,660)	$9,811

Our perimeter products segment recorded an operating loss of $1.6 million for the year ended December 31, 2010 compared to operating income of $2.7 million for the year ended December 31, 2011, primarily as a result of our focus on the turnkey project segment, which led to a reduction in operating expenses allocated to the perimeter products segment as well as the increased contribution of maintenance income as a percentage of income, which has a relatively higher operating margin. Our turnkey project segment recorded an annual loss of $2.7 million in the year ended December 31, 2010 compared to an operating income of $5.2 million for the year ended December 31, 2011, primarily as a result of the increased activity in the African market.

Financial expenses (income), net.  Our financial expenses, net, for the year ended December 31, 2010 were $1 million compared to financial income, net of $0.8 million for the year ended December 31, 2011.  The change was due to foreign exchange gains, net of $1.4 million in the year ended December 31, 2011 compared to foreign exchange losses, net of $199,000 in the year ended December 31, 2010, as well as increased interest income resulting from our higher level of cash equivalents, short term and long term deposits in 2011, which was offset in part by increased interest expense on a related party loan.

Income taxes. We recorded income tax expense of $0.6 million for the year ended December 31, 2010 compared to income tax expense of $0.7 million for the year ended December 31, 2011. Tax expenses primarily relate to the tax expenses of our foreign subsidiaries in Mexico and Germany and a valuation allowance recorded with respect to tax withheld by our clients in 2011.

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

General and administrative expenses.  General and administrative expenses decreased by 6.3% from $8.1 million for the year ended December 31, 2009 to $7.6 million for the year ended December 31, 2010.  The decrease in general and administrative expenses in 2010 was primarily due to the consolidation of the North American business into one unit in the second quarter of 2009, a decrease in legal and accounting expenses and a decrease in stock option expenses. The decrease was partially offset by the appreciation of the NIS and Canadian dollar against the U.S. dollar in 2010, which increased the U.S. dollar value of our NIS and Canadian dollar denominated expenses, and expenses incurred by our Colombian subsidiary, which started its operation in 2010.  General and administrative expenses amounted to 14.8% of revenues in 2009 compared to 15.3% in 2010.

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

Seasonality

Our operating results are characterized by a seasonal pattern, with a higher volume of revenues towards the end of the year and lower revenues in the first part of the year.  This pattern, which is expected to continue, is mainly due to two factors:

•	our customers are mainly budget-oriented organizations with lengthy decision processes, which tend to mature late in the year; and

•	due to harsh weather conditions in certain areas in which we operate during the first quarter of the calendar year, certain projects and services are put on hold and consequently payments are delayed.

However, in 2011 this pattern was due in great measure to the revenues generated from the 2012 Africa Cup of Nations in Gabon which were recognized mainly in the second half of 2011.

 Our revenues are dependent on government procurement procedures and practices, and because we receive large product orders from a relatively small number of customers, our revenues and operating results are subject to substantial periodic variations.

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

We sell most of our products in Africa, Latin America, North America, Europe and Israel.  Our financial results, which are reported in U.S. dollars, are affected by changes in foreign currency.  Our revenues are primarily denominated in U.S. dollars, Euros and NIS, while a portion of our expenses, primarily labor expenses, is incurred in NIS and Canadian dollars.  Additionally, certain assets, especially trade receivables, as well as part of our liabilities are denominated in NIS.  As a result, fluctuations in rates of exchange between the U.S. dollar and non-U.S. dollar currencies may affect our operating results and financial condition.  The dollar cost of our operations in Israel and Canada  may be adversely affected by the appreciation of the NIS and the Canadian dollar against the U.S. dollar.  In addition, the value of our non-U.S. dollar revenues could be adversely affected by the depreciation of the U.S. dollar against such currencies.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6
2010	2.7	(6.0)	8.7
2011	2.2	7.7	(5.5)

In addition, the U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the Canadian dollar.  In 2009 and 2010 the Canadian dollar appreciated against the U.S. dollar by 16.6% and 4.9%, respectively, and in 2011 the Canadian dollar depreciated against the U.S. dollar by 2.3%.

We recorded foreign currency exchange losses, net of $1,138,000 and $199,000 for the years ended December 31, 2009 and 2010, respectively.  In 2011, foreign currency fluctuations had a positive impact on our results of operations and we recorded foreign exchange income, net of $1,394,000. We cannot assure you that in the future our results of operations may not be materially affected by currency fluctuations.

To manage this risk, from time to time, we have entered into forward exchange contracts to hedge some of our foreign currency exposure relating to bank deposits and unbilled accounts receivable  denominated in foreign currencies.  We  did not record any financial expenses attributable to forward exchange contract transactions for the years ended December 31, 2009, 2010 and 2011.

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

Effective Corporate Tax Rate

Israeli companies were generally subject to corporate tax at the rate of 24% in 2011.  On December 5, 2011, the Knesset passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Tax Burden Law") which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate and increases the corporate tax rate and capital gains tax to 25% in 2012 and thereafter.  However, certain of our manufacturing facilities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended, commonly referred to as the Investments Law, and, consequently, are eligible, subject to compliance with specified requirements, for tax benefits beginning when such facilities first generate taxable income.  The tax benefits under the Investments Law are not available with respect to income derived from products manufactured outside of Israel.  We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities.  Subject to certain restrictions, we are entitled to a tax exemption in respect of income derived from our approved facilities for a period of two years, commencing in the first year in which such income is earned, and will be entitled to a reduced tax rate of 10% to 25% for an additional five to eight years depending on our compliance as a foreign investors’ company.  If we do not qualify as a foreign investors’ company, we will instead be entitled to a reduced rate of 25% for an additional five years, rather than eight years.  A foreign investors’ company is defined in the Investments Law as a company in which more than 25% of its shareholders are non-Israeli residents.  Pursuant to the Investments Law, a foreign investors’ company is entitled to benefits for a period of up to ten years (the actual length of the benefits period is graduated based on the percentage of foreign ownership).

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

As of December 31, 2011, we had net deferred tax asset of $303,000 attributable to our subsidiaries.  We had total estimated available carryforward tax losses of $12.9 million with respect to our operations in Israel to offset against future taxable income.  We have recorded a full valuation allowance over such carryforward tax losses due to the uncertainty of their future realization. As of December 31, 2011, our subsidiaries had estimated total available carryforward tax losses of $9.0 million, which may be used as an offset against future taxable income for periods ranging between 2 and 18 years.  As of December 31, 2011, we recorded a full valuation allowance for our subsidiaries’ carryforward tax losses due to the uncertainty of their future realization. Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state tax law provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

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

Israel and the European Union Community, known as the “European Union,” concluded a Free Trade Agreement in July 1975 that confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years.  In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area.  The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries.  On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the “EFTA,” established a free-trade zone between Israel and the EFTA nations.  In November 1995, Israel entered into a new agreement with the European Union, which includes a redefinition of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the European Union.  In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and the Asia-Pacific region.  In addition, Israel has entered into a free trade agreement with the MercoSur countries (Brazil, Paraguay, Argentina and Uruguay) which became effective in June 2010 with respect to Brazil, Paraguay and Uruguay and in September 2011 with respect to Argentina.  Generally, the purpose of this agreement is to reduce the custom rates between Israel and these countries and to abolish them completely in certain cases.  Israel is the first country outside of Latin America to enter into such an agreement with the MercoSur countries.

Recently Issued Accounting Standards

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (ASU 2011-04). This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This ASU is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011. The adoption of this standard is not expected to have a material impact on our financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, Topic 220 - Presentation of Comprehensive Income (“ASU 2011-05”), which requires an entity to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This guidance is effective for fiscal years and interim periods beginning after December 15, 2011. The adoption of ASU 2011-05 is not expected to have an impact on our financial position or results of operations.

In September 2011, the FASB issued ASU No. 2011-08, Topic 350 - Intangibles - Goodwill and Other ("ASU 2011-08"), which amends Topic 350 to allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This guidance is effective for annual and interim goodwill tests performed for years beginning after December 15, 2011. Early adoption is permitted. The adoption of ASU 2011-08 is not expected to have an impact on our financial statements.

In December 2011, the FASB issued ASU No. 2011-11, Topic 2010 - Balance Sheet ("ASU 2011-11"), which contains new disclosure requirements regarding the nature of an entity's rights of set off and related arrangements associated with its financial instruments and derivative instruments. Under U.S. GAAP, certain derivative and repurchase agreement arrangements are granted exceptions from the general off-setting model. To facilitate comparison between financial statements prepared under U.S. GAAP and IFRS, the new disclosure requirement will provide financial statement users information regarding both gross and net exposures. This guidance is effective for annual and interim financial statements beginning on or after January 1, 2013. Retrospective application is required. We do not set off related arrangements associated with our financial instruments and derivative instruments. As such the adoption of ASU 2011-11 is not expected to have an impact on our consolidated results of operations or financial condition.

In December 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-12, Topic 220 - Comprehensive Income ("ASU 2011-12"), which indefinitely deferred certain provisions of ASU 2011-05, including the requirement to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. This amendment is effective for both annual and interim financial statements beginning after December 15, 2011. The adoption of ASU 2011-12 is not expected to have a material impact on our financial position or results of operations.

B.            Liquidity and Capital Resources.

From our inception until our initial public offering in March 1993, we financed our activities mainly through cash flow from operations and bank loans.  In March 1993, we received proceeds of $9.8 million from an initial public offering of 1,380,000 ordinary shares.  In February 1997, we raised $9.4 million from a follow-on offering of 2,085,000 ordinary shares, in April 2005, we raised an additional $14.9 million from a follow-on offering of 1,700,000 ordinary shares, and in July and August 2011, we raised $16.2 million in connection with  a rights offering of 5,273,274 ordinary shares and a private placement of 150,000 of our ordinary shares. The proceeds from these offerings together with cash flow from operations and our credit facilities are our main sources of working capital.

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

We expect that our total research and development expenses in 2012 will be approximately $4.5 million. Our research and development plan for 2012 covers the following main areas:

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

o
Video systems – We will continue to develop our video management software to improve the IVA and cope with advanced video protocols such as regular IP streaming, megapixel and high definition video cameras.

To allow us to begin to implement our 2010 strategic plan, on September 8, 2010, Ki Corporation, a company affiliated with Mr. Nathan Kirsh, our principal shareholder and a director, provided us with a bridge loan in the principal amount of $10.0 million.  To repay the loan and to raise permanent capital for general working capital purposes, including facilitating the implementation of our new business strategy, during 2011 we effectuated a private placement and a rights offering.

On June 17, 2011, we completed a private placement of 150,000 of our ordinary shares to Ki Corporation at an initial price per share of $3.04, which was equal to the closing price of our ordinary shares on the NASDAQ Global Market on June 16, 2011.  Upon the record date of the rights offering, the price per share paid by Ki Corporation was adjusted to $3.05, which was the closing price of our ordinary shares on the NASDAQ Global Market on the date prior to the record date of the rights offering. The private placement consideration from Ki Corporation was paid to us by means of a partial offset against its outstanding loan to us.  The private placement was approved by our shareholders at an extraordinary general meeting so that Ki Corporation could fully participate in the rights offering in compliance with Israeli law.

The net proceeds from the rights offering was approximately $15.8 million, after deducting expenses related to the rights offering payable by us of approximately $207,000.

In September 2010, we sold a 20,000 square foot facility in Fremont, California that formerly served as a manufacturing and sales facility for aggregate proceeds of $2.1 million.

Our working capital at December 31, 2010 and 2011, was $26.6 million and $40.5 million, respectively.  Cash and cash equivalents amounted to $16.6 million at December 31, 2010 compared to $32.6 million at December 31, 2011.  Short-term and long-term bank deposits, restricted bank deposits and escrow deposits amounted to $4.9 million at December 31, 2010 compared to $7.5 million at December 31, 2011.  Our cash and cash equivalents, short and long-term bank deposits are held in various banks, mainly in U.S. dollars, Euros and NIS.

As a result of our recent financings, we believe that our cash and cash equivalents, bank facilities, bank deposits and our expected cash flows from operations in 2012 will be sufficient to meet our cash requirements through 2013.  However, our liquidity could be negatively affected by a decrease in demand for our products, including the impact of potential reductions in customer purchases that may result from the current general economic climate.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2009	2010	2011
	(in thousands)
Net cash provided by (used in) continuing operations	$5,651	$(3,980)	$20,418
Net cash (used in) provided by discontinued operations	120	(17)	-
Net cash provided by (used in) operating activities	5,771	(3,997)	20,418
Net cash provided by (used in) investing activities	3,988	(1,116)	(3,611)
Net cash provided by (used in) financing activities	(14,514)	8,709	1,833
Effect of exchange rate changes on cash and cash equivalents	(211)	1,131	(2,614)
Increase (decrease) in cash and cash equivalents	(4,966)	4,727	16,026
Cash and cash equivalents at the beginning of the year	16,835	11,869	16,596
Cash and cash equivalents at the end of the year	11,869	16,596	32,622

Net cash provided by operating activities was approximately $20.4 million in the year ended December 31, 2011 compared to net cash used in operating activities of $4 million in the year ended December 31, 2010 and net cash provided by operating activities of $5.7 million in the year ended December 31, 2009.  Net cash provided by operating activities in the year ended December 31, 2011 was primarily attributable to $1.2 million of depreciation and amortization expense, $0.4 million of stock based compensation, a decrease in trade accounts receivables and inventories of $1.2 million and $0.2 million, respectively, an increase of $6.1 million in other accounts payable and accrued expenses, an increase of $3.2 million in trade payables, an increase of $3.9 million in customer advances and an increase of $0.3 million in accrued severance pay.  This was offset in part by an increase of $2.4 million in unbilled accounts receivables, an increase of $3.3 million in other accounts receivable and prepaid expenses, an increase of $0.2 million in accrued interest and exchange differences on short term and long term deposits and long term loans and an increase in deferred income taxes of $0.1 million. The significant increase in net cash provided by operating activities was due in part to the special terms and timing of the receipts and payments of projects performed in 2011 and may not be indicative of future operating performance.

Net cash used in operating activities in the year ended December 31, 2010 was primarily attributable to an increase of $2.8 million in trade receivables, an increase of $1.2 million in other accounts receivable and prepaid expenses, an increase of $0.5 million in accrued interest and exchange differences on short term and long term deposits and long term loans, an increase in deferred income taxes of $0.2 million and a decrease of $0.3 million in trade payables. This was offset in part by $1.1 million of depreciation and amortization expense, a decrease in unbilled accounts receivables and long term trade receivables of $3.2 million and $0.3 million, respectively, $0.9 million of stock based compensation, a decrease of $1 million in inventory, a $0.2 million write-off of long term loans and an increase of $0.4 million in other accounts payable and accrued expenses.

Net cash provided by operating activities in the year ended December 31, 2009 was primarily attributable to $1.2 million of depreciation and amortization expenses, a $0.3 million write-off of a long-term loan, $0.7 million of stock-based compensation expense, a decrease in trade receivables of $3.9 million, a decrease of $3.9 million in inventories, a decrease of $0.8 million in deferred income taxes, a $2.0 million decrease in other accounts receivable and prepaid expenses, an increase of $0.6 million in customer advances and a $0.4 million increase in accrued severance pay, which was offset in part by an increase of $0.6 million in unbilled accounts receivable, a decrease of $0.9 million in trade payables, a decrease of $1.6 million in other accounts payable and accrued expenses and by a gain from discontinued operations of $4.2 million.

Net cash used in investing activities was approximately $3.6 million for the year ended December 31, 2011 compared to net cash used in investing activities of approximately $1.1 million for the year ended December 31, 2010 and net cash provided by investing activity of approximately $4.0 million for the year ended December 31, 2009. In the year ended December 31, 2011, our investments in restricted long term and short term bank deposits were $2.0 million and $3.2 million, respectively and we purchased $1.2 million and $28,000, respectively, of property and equipment and know-how and patents. These amounts were offset in part by the sale of short term bank deposits of $31,000, the realization of $2.8 million from the release of funds from a restricted deposit and proceeds of $50,000 from sale of property and equipment.

In the year ended December 31, 2010, our investments in restricted long term and short term bank deposits were $2.1 million and $3 million, respectively and we purchased $0.4 million and $24,000, respectively, of property and equipment and know-how and patents.  These amounts were offset in part by the sale of short term bank deposits of $1.9 million, the realization of $0.5 million from the release of funds from a restricted deposit and proceeds of  $2.1 million from sale of property and equipment.

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

In the year ended December 31, 2011, net cash provided by financing activities was $1.8 million, primarily attributable to the $16.2 million derived from the rights offering and the private placement that were effectuated during 2011.  This was offset by the repayment of a $10.4 million bridge loan received from Ki Corporation, a company affiliated with Mr. Nathan Kirsh, our principal shareholder, and the repayment of short term and long term bank credit of $3.5 million and $0.5 million, respectively.

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

 We had capital expenditures of approximately $2.0 million, $0.4 million and $1.2 million in the years ended December 31, 2009, 2010 and 2011, respectively.  These capital expenditures were principally for computers, other machinery and equipment and for expanding and renovating our facilities.  We estimate that our capital expenditures for 2012 will total approximately $0.9 million, all of which will relate to our perimeter security and project segments. We expect to finance these expenditures primarily from our cash and cash equivalents, operating cash flows and our credit facilities.  However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions and changes in the demand for our products.

Credit Lines and Other Debt

Short-term and long-term bank credit at December 31, 2010 and 2011 was $9.9 million and $5.4 million, respectively.  Our highest level of short-term and long-term bank borrowings in the years ended December 31, 2010 and 2011, was $10.6 million and $9.9 million, respectively.

We currently have credit lines with Bank Leumi Le-Israel B.M., or Bank Leumi, Union Bank of Israel Ltd., or Union Bank, and Bank Hapoalim B.M. totaling $19.4million in the aggregate (of which $9.5 million is reserved exclusively for guarantees) and $7.6 million was available at December 31, 2011.  There are no restrictions as to our use of any of these credit lines.  In January 2010, we entered into a new credit arrangement with these banks and granted the banks a first degree fixed charge over our registered but unissued share capital and goodwill and a first degree floating charge over all of our assets and rights.  Our loans under these credit lines are denominated NIS.  As of December 31, 2011, we were not under any obligation to maintain financial ratios or other terms in respect of our credit lines. In addition, our subsidiaries currently have credit lines with the Royal Bank of Canada and Deutsche Bank, totaling $5.2 million in the aggregate, of which $3.1 million was available at December 31, 2011.

Our Canadian subsidiary, which is primarily engaged in sale of perimeter products and turnkey projects, has undertaken to maintain general covenants and the following financial ratios and terms in respect of its outstanding credit lines: a quick ratio of not less than 1.25:1; a ratio of total liabilities to tangible net worth of not greater than 0.75:1; and tangible net worth of at least $10.0 million.  As of December 31, 2011, our Canadian subsidiary was in compliance with these ratios and terms.

As of December 31, 2011, our outstanding balances under our credit lines in Israel consisted of:

•	Short-term NIS-denominated loans of approximately $5.3 million, bearing interest at an average rate of 4.7%;

•	Long-term NIS-denominated loans of approximately $0.07 million, bearing interest at an average rate of 4.3%; and

•	Short-term Euro-denominated bank credit of approximately $0.09 million, bearing interest at an average rate of 8.4%; and

•	Several bank performance and advance payment guarantees totaling approximately $6.4 million, at an annual cost of 1%-1.5%.

As of December 31, 2011, the outstanding balances under the credit lines of our subsidiaries consisted of several bank performance and advance payment guarantees totaling approximately $2.1 million, at an annual cost of 1.5% -1.8%.

C.            Research and Development, Patents and Licenses.

Government Grants

We participate in programs sponsored by the Israeli Government for the support of research and development activities.  In the past we have received royalty-bearing grants from the OCS for certain of our research and development projects for perimeter security products.  We did not obtain any grants from the OCS for the years ended December 31, 2009, 2010 and 2011. We are obligated to pay royalties to the OCS amounting to 3.5%  of revenues derived from sales of the products funded with these grants and ancillary services, up to 100% of the grants received, linked to the U.S. dollar.  All grants received after January 1, 1999 also bear interest equal to the 12 month LIBOR rate.  The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales no payment is required.

For the years ended December 31, 2009, 2010 and 2011, we paid the OCS royalties in the amount of $172,000, $0 and $68, respectively.  These royalties related to sales of perimeter security products and management security systems. As of December 31, 2011, we had a contingent obligation to pay royalties to the OCS in the amount of approximately $1.3 million upon the successful sale of perimeter security products developed under research and development programs sponsored by the OCS.

The Israeli Government, through the Fund for the Encouragement of Marketing Activities, or the Fund, awarded us grants for overseas marketing expenses during the years 2001 to 2003.  To date, we have received an aggregate of $253,000 in grants from the Fund. Under the terms of the grants, we are obligated to pay certain royalties on the increase in export sales between the year the grant was received and the years after, up to the amount of the grants we received. During the years ended December 31, 2009, 2010 we did not pay any royalties.  During 2011, we paid $82,000 which was the entire remaining balance and extinguished our liability so as of December 31, 2011, had a no remaining contingent obligation to the Fund.

Investment Tax Credit

Our Canadian subsidiary is eligible for investment tax credits for its research and development activities and for certain current and capital expenditures.  For the years ended December 31, 2009, 2010 and 2011, our Canadian subsidiary recognized $167,000, $239,000 and $268,000, respectively, of investment tax credits.

In addition, as of December 31, 2011, our Canadian and U.S. subsidiaries had available investment tax credits of approximately $1.2 million to reduce future federal and provincial income taxes payable.  These credits will expire in 2026 through 2031. As of December 31, 2011, our subsidiaries made a full valuation allowance in respect of such investment tax credits.

D.            Trend Information.

We returned to profitability in 2011 after three years of losses that were primarily attributable to the global economic slowdown and the reduction in government spending that began in the latter part of 2008.  During 2011, delayed orders and new projects in certain territories were reinstated, which allowed us to increase our revenues.

To the extent this reversal continues in 2012, we believe that the combination of increased revenues and the impact of the cost saving measures we initiated in 2009 and 2010 will result in profitable operations.

As of December 31, 2011, our backlog amounted to approximately $50.1 million, of which approximately $43.1 million is expected to be delivered by the end of 2012 and $7.0 million is expected to be delivered thereafter.  This amount is consistent with our backlog of $50.2 million as of December 31, 2010.

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

F.             Tabular Disclosure of Contractual Obligations.

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2011 and the effect we expect them to have on our liquidity and cash flow in future periods.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(in thousands)
Long-term bank debt obligations	$71	$33	$38	-	-
Operating lease obligations	$2,848	$827	$902	$315	$804
Purchase obligations	$1,034	$1,034	-	-	-
Other long-term liabilities reflected on our balance sheet under U.S. GAAP	$3,605	-	-	-	$3,605
Total	$7,558	$1,894	$940	$315	$4,409

In addition, we have guaranteed advance payments, the performance of our work and provided warranties for the performance of our work to certain of our customers (usually governmental entities).  Such guarantees are required by contract for our performance during the installation and operational period of projects throughout Israel and the rest of the world.  The performance guarantees typically expire soon after certain milestones are met and warranty guarantees typically expire at the end of the warranty period.  The maximum potential amount of future payments we could be required to make under our guarantees at December 31, 2011 was $8.5 million.  We have not recorded any liability for such amounts as we expect that our performance will be acceptable and to date, no performance bank guarantees have been exercised against us except with respect to our dispute relating to an airport project in Eastern Europe.  See Item 8.A - “Consolidated Statements and Other Financial Information-Legal Proceedings.”

ITEM 6.	Directors, Senior Management and Employees

A.            Directors and Senior Management.

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Jacob Perry(1)	68	Chairman of the Board of Directors
Eitan Livneh	58	President and Chief Executive Officer
Hagai Katz	60	Senior Vice President – Marketing and Business Development
Asaf Even-Ezra	45	Senior Vice President –Worldwide Sales
Yehonatan Ben-Hamozeg	53	Senior Vice President – Product Development and Projects
Ilan Ovadia	45	Senior Vice President – Finance, Chief Financial Officer and Secretary
Jacob Even-Ezra (1)	81	Director
Mark Rosenberg	47	Director
Shaul Kobrinsky(1)(2)(3)	59	External Director
Zeev Livne(1)	66	Director
Jacob Nuss(3)	63	Director
Barry Stiefel	61	Director
Liza Singer (1)(2)(3)	41	External Director
______________
(1) Member of our mergers and acquisitions committee.
(2) Member of our audit committee.
(3) Member of our investment committee.

Mr. Jacob Even-Ezra is the father of  Mr. Asaf Even-Ezra.  There are no other family relationships among our directors and senior executives.

Jacob Perry has served as the chairman of our board of directors since January 2008.  Prior thereto, Mr. Perry served as the deputy chairman of our board of directors from 2006 and has served as a director of our company since December 2002.  Mr. Perry previously served as the president and chief executive officer of Cellcom Israel Ltd., one of Israel’s leading cellular phone operators.  Mr. Perry served 29 years with the Israeli General Security Service and served as its director from 1988 until 1995.  Mr. Perry has also served as a coordinator to the Israeli Prime Minister on the subject of prisoners of war and missing persons.  Mr. Perry was a board member of El-Al Israel Airlines and a member of the management of many public organizations.  Mr. Perry is also a chairman of the board of directors of Mizrahi Tefahot Bank B.M.  Mr. Perry serves as a director of  Tamarind Technologies and New Kopel, an Israeli vehicle and car service group.  Mr. Perry holds a B.A. degree in Oriental Studies and History of the Jewish People from Tel Aviv University and completed the Advanced Management Program at Harvard Business School.

Eitan Livneh has served as our president and chief executive officer since August 2009.  Prior to joining our company and from February 2007, Mr. Livneh served as President and chief executive officer of Tadiran Telecom Ltd., a leading Israel-based telecommunications company.  Between January 2000 and February 2007, Mr. Livneh was the chief executive officer of Elgo Irrigation Ltd., and prior to that, a general manager at Packer Plada Group Ltd and vice president, marketing and assistant to the President of Elisra Electronic Systems Ltd.  Mr. Livneh holds a B.A. degree in Economics and Business Administration from Bar-Ilan University, Tel Aviv, Israel.

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

Yehonatan Ben-Hamozeg has served as our senior vice president – product development and projects since January 2009.  Mr. Ben Hamozeg  joined our company in December 2002 and served as our vice president - integrated systems development until January 2009.  Before joining our company, Mr. Ben Hamozeg served in the Israel Defense Forces, or IDF, for 24 years and retired as a Colonel.  Mr. Ben Hamozeg holds a B.A. degree in Economics and Statistics and an M.B.A. degree in Business Management, both from Haifa University.

Ilan Ovadia joined our company in December 2009 as our chief financial officer and secretary and has served as our senior vice president - finance, chief financial officer and secretary since February 2010.  Prior to joining our company, Mr. Ovadia served for four years as executive vice president, chief financial officer and vice president of  human resources of Haifa Chemicals Ltd.  Previously, Mr. Ovadia served as the chief financial officer and vice president of Operations of Elgo Irrigation Ltd.  and as financial manager of Shapir Marine and Civil Engineering Ltd., an infrastructure and contracting company.  Mr. Ovadia is qualified as a Chartered Public Accountant (Israel) and served as a senior portfolio coordinator at PriceWaterhouseCoopers.  Mr. Ovadia holds a B.A. degree in Accounting and Economics and an M.B.A. degree (magna cum laude), both from the Hebrew University of Jerusalem.

Jacob Even-Ezra has served as a director since 1984 and from 1984 until December 2007, Mr. Even-Ezra served as the chairman of our board of directors.  From 1984 until 2006, Mr. Even-Ezra served as our chief executive officer, and from 1987 until 1990 he also served as our president.  Mr. Even-Ezra is currently a member of the Executive Council and the Management Committee of Tel Aviv University.  Mr. Even-Ezra also served as the chairman of the Israel Export Institute.  Mr. Even-Ezra holds a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

Shaul Kobrinsky has served as an outside director since July 2004 and is the chairman of our Audit Committee.  Mr. Kobrinsky has served as the President and Chief Executive Officer of Urdan Industries Ltd., an investment and holding company since 1997.  Since 2003, Mr. Kobrinsky has also served as senior managing director of Alagem Capital Group, a Beverly Hills based investment group.  Previously, Mr. Kobrinsky served as chief executive officer of Cargal Ltd., an Israeli company that manufactures corrugates and as deputy managing director of Clal Industries Ltd., a holding and investment company.  Mr. Kobrinsky holds a B.A. degree in Economics from Tel Aviv University.  Mr. Kobrinsky is a member of the Antitrust Court of the State of Israel. Zeev Livne has served as a director since July 2004.  Mr. Livne has served as the chairman of Livne Strategic Consultants Ltd. since 2001.  Prior to that, Mr. Livne served in the IDF for 39 years and retired as a Major General.  During his long military career, Mr. Livne served as the Defense Attaché to the United States and Canada, Military Secretary to the Prime Minister of Israel and Ground Force Commander.  He also established the IDF Home Front Command and served as its first Commander.  Mr. Livne serves on the board of directors of PAZKAR Ltd., a private Israeli company.  Mr. Livne holds a B.A. degree in History from Tel Aviv University and an M.A. degree in Geography from the University of Haifa.

Jacob Nuss has served as a director since 1993.  Mr. Nuss has served as the vice president - internal auditing of Israel Aircraft Industries Ltd., or IAI, since 2004. He previously served as IAI’s deputy vice president - internal auditing, director of finance of IAI’s electronics group and as assistant to the chairman of the board of directors of IAI.   Mr. Nuss holds a B.A. degree in Economics and Business Management from Bar Ilan University and an M.B.A. degree in Business from Tel Aviv University.  Mr. Nuss holds a certificate in internal auditing.

Mark Rosenberg has served as a director since 2011 and as an alternate director on behalf of Mr. Kirsh on the Board of Directors since 2008.  Since May 2007, Mr. Rosenberg has served in various senior positions with the Kirsh Family Office. From 2001 until 2007, Mr. Rosenberg served as the managing director of JDR Reactive Limited, a property maintenance company that he founded and subsequently sold.  Previously, Mr. Rosenberg served as Director of New Business Development and legal officer of Leaf (Pty) Ltd., a South African mobile telecommunications company, Director of the Private Equity, M&A and Black Empowerment Investment Division of Fusion Capital Limited, a South African listed financial services group and as a Senior Manager, Investment Banking Division of Standard Bank of SA Limited.  Mr. Rosenberg also served as an Articled Clerk and then as a senior professional with Edward Nathan & Friedland, Attorneys in South Africa and was a University Law Lecturer. Mr. Rosenberg holds a Bachelor of Commerce degree, a Bachelor of Law degree and a Higher Diploma in Company Law, all of which were granted by the University of  the Witwatersrand in South Africa.

 Barry Stiefel has served as a director since November 2008. Mr. Stiefel is the Manager of the Kirsh Family Office in London, England. The Kirsh Family Office administers and monitors the investments made by the Kirsh Group worldwide. Ki Corporation, which is owned by the Kirsh Group, is  the largest shareholder of our company. Mr. Stiefel served as a director of one of our UK subsidiaries from 1986 to 1990.  Since 2001, Mr. Stiefel has served as a consultant for a number of companies, including Premedia Limited and its subsidiaries.  Previously, Mr. Stiefel was the chief executive officer of Meridian VAT Reclaim Group, which he founded, as a consultant in the field of trade finance and as finance director of Fisher Brothers Lumber Company Limited, a South African company.  Mr. Stiefel holds a B.Sc. degree in Mathematics and Chemistry and a B.A. degree in Accounting, both from the University of  the Witwatersrand.  Mr. Stiefel is a chartered accountant in South Africa and is registered as an auditor (not in public practice) in the United Kingdom.

Liza Singer has served as an external director since June 2010.  Ms. Singer has served since 2003 as the owner’s representative of the Lewis Trust Group, an investment assessment and development entity that focuses on tourist projects and the development of marine and hotels resorts.  During 2007, Ms. Singer also served as the chief operating officer and country manager of Brack Capital Real Estate.  Previously, Ms. Singer served as the Vice President of Business Development of the Baran Group, a provider of engineering and construction services, as investment director of Syntek Capital, a private-equity investment company and as an associate at APAX Partners & Co., a venture capital fund.  Ms. Singer was also an accountant at Kesselman & Kesselman, the Israeli member firm of PriceWaterhouseCoopers.  Ms. Singer has an LLB degree, a B.A. degree in accounting and an M.B.A. degree, all from Tel Aviv University.  Ms. Singer is a certified public accountant (Israel) and a registered lawyer with the Israeli Bar Association.

All of our directors were elected at our 2011 annual general meeting held on August 31, 2011.  Messrs. Perry, Even-Ezra, Kirsh, Livne, Nuss and Stiefel will serve as directors until our 2012 annual general meeting of shareholders.  Mr. Kobrinsky and Ms. Singer, who were elected to serve as external directors within the meaning of the Israeli Companies Law, will serve for three year terms.

B.            Compensation.

During the year ended December 31, 2011, our executive officers and directors as a group (consisting of 13 persons) earned aggregate compensation of approximately $3.5 million for their services as officers and directors, of which $1.8 million was paid in 2011.  As of December 31, 2011, the aggregate amount set aside or accrued for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers was approximately $1.9 million.  In addition, we have provided automobiles to our executive officers at our expense, and Mr. Jacob Even-Ezra, a director, is reimbursed for the costs of a chauffeur.

We pay Mr. Perry, the chairman of our board of directors, a monthly salary of NIS 50,000 (approximately $14,088). Such compensation is linked to the Israeli consumer price index and is adjusted every six months. As of March 31, 2011, the adjusted salary amounted to NIS 54,295 (approximately $14,210).  Mr. Perry is also entitled to an annual bonus equal to 5% of our company’s annual income before taxes, but in any event not more than $500,000 per year, provided that our senior management is entitled to receive performance bonuses for the given year.  In addition, Mr. Perry is entitled to the following benefits: an executive level car, mobile phone, daily newspaper and reimbursement of home communication expenses up to NIS 1,000 a month (approximately $262) against receipts.  However, we will not be obliged to provide such benefits to the extent that such benefits are provided to Mr. Perry by another employer.  Currently Mr. Perry’s car, mobile phone, 60% of his home communication expenses and a daily newspaper are provided to Mr. Perry by another employer.

We pay our external directors and our independent directors (directors who are not employees of our company or officers or employees of any entity that beneficially owns 5% or more of our ordinary shares) an annual fee of NIS 66,870 (approximately $17,501) and a fee of NIS 2,490 (approximately $652) for each board or committee meeting that they attend.  Such amounts are linked to the Israeli consumer price index and are updated on a semi-annual basis and accordingly, were adjusted to reflect changes in the Israeli consumer price index in February and August 2010 and February 2011.

As of December 31, 2011, our directors and executive officers as a group, then consisting of 13 persons, held options to purchase an aggregate of 868,000 ordinary shares, having exercise prices ranging from $3.48 to $7.59.  Generally, the options vest over a two to four years period.  Of such options, options to purchase 83,336 ordinary shares expire in August 2014; options to purchase 300,000 ordinary shares expire in three equal portions of 100,000 ordinary shares each in August 2013, 2014 and 2015; options to purchase 24,500, 24,500, 48,500, 48,500 and 22,000 ordinary shares expire in April 2013, 2014, 2015, 2016 and 2017, respectively; options to purchase 34,000, 58,000, and 58,000 ordinary shares expire in December 2013, 2014 and 2015, respectively; options to purchase 20,833 ordinary shares expire in each of November 2014, February 2015, May 2015, August 2015, November 2015, February 2016, May 2016 and August 2016, or earlier upon termination of employment as an executive officer or service as a director of our company.  All of such options were granted under our 2003 Stock Option Plan.  See this Item 6E. “Directors, Senior Management and Employees - Share Ownership - Stock Option Plans.”

We follow Israeli law and practice instead of the requirements of the NASDAQ Stock Market Rules regarding the compensation of our chief executive office and other executive officers.  See Item 16G. “Corporate Governance.”

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

We do not follow the requirements of the NASDAQ Stock Market Rules regarding the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders.  See Item 16G. “Corporate Governance.”

External and Independent Directors

External directors.  The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors.  The Israeli Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above as well as a sibling, brother, sister or parent of the foregoing relatives.  In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder.  Furthermore, if the company does not have a controlling shareholder or a shareholder holding at least 25% of the voting rights, “affiliation” also includes a relationship, at the time of the appointment, with the chairman of the board, the chief executive officer, a substantial shareholder or the most senior financial officer of such company. Regulations promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an external director. In addition, no person may serve as an external director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an external director is appointed, all current members of the board of directors are of the same gender, then that external director must be of the other gender.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time

At least one of the elected external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, are not required to appoint an external director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors.  All of the external directors of such a company must have “professional qualification.”

The external directors are elected by shareholders at a general meeting.  The shareholders voting in favor of their election must include at least simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the outside director (unless such personal interest is not related to such persons relationship with the controlling shareholder).  This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the outside director represent 2% or less of the voting rights in the company.

In general, under the Israeli Companies Law external directors serve for a three-year term and may be reelected to two (2) additional three-year terms.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, may appoint an external director for additional terms of not more than three years subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company.  External directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company.

Pursuant to the Israeli Companies Law the term of office of an external director may be extended by the shareholders following the initial three year term for two additional three years terms, at the nomination of either the board of directors or any shareholder(s) holding at least 1% of the voting rights in the company.  If the board of directors proposed the nominee, the reelection must be approved by the shareholders in the same manner required to appoint external directors for an initial term, as described above.  If such reelection is proposed by shareholders, such reelection requires the approval of the majority of the shareholders voting on the matter, excluding the votes of any controlling shareholder and other shareholders having a personal interest in the matter as a result of their relationship with the controlling shareholder(s), provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholder(s) who voted in favor of the nominee constitute more than 2% of the voting rights in the company.

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

Independent Directors.  In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and that its audit committee have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission.  However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  On June 30, 2006, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, as defined under NASDAQ Stock Market Rules.  Instead, under Israeli law and practice we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors.  In addition, in accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.

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

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  The audit committee must consist of at least three directors and must include all of the external directors, the majority of which must be independent directors.  Such independent directors must meet all of the standards required of an external director and may not serve as a director for more than consecutive nine years (a cessation of service as a director for up to two years during any nine year period will not be deemed to interrupt the nine year period).  The audit committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; a controlling shareholder or any of the controlling shareholder’s relatives; and any director who rendered services to the controlling shareholder or an entity controlled by the controlling shareholder.  Any person who is not permitted to be a member of the audit committee may not be present in the meetings of the audit committee unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a specific matter.  However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the audit committee, the secretary of the company and its legal counsel may be present during the meeting.

The responsibilities of the audit committee include, among others, identifying irregularities in the management of the company’s business, approving related party transactions as required by law, review of the internal controls of the company, the internal auditor’s audit plan and the independent auditor’s engagement and compensation.  The audit committee is also required to establish and monitor whistleblower procedures.  Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective ‘‘independence’’ requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee is currently composed of Messrs. Shaul Kobrinsky and Jacob Nuss and Ms. Liza Singer, who satisfy the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ.  Mr. Kobrinsky and Ms. Singer also comply with requirements of independence under the Israeli law for audit committee members.   The audit committee meets at least once each quarter.  Our audit committee charter is available on our website at www.magal-s3.com.

Investment Committee

Our board of directors has established an investment committee, which is responsible for the investment of our cash and our hedging transactions.  The investment committee is currently composed of Messrs. Jacob Even-Ezra and Kobrinsky and Ms. Singer.

Mergers and Acquisitions Committee

Our board of directors has established a mergers and acquisitions committee, which is responsible for the examination and review of merger and acquisition opportunities and making recommendations to the board of directors with respect to such opportunities.  The mergers and acquisitions committee is currently composed of Messrs. Jacob Even-Ezra, Livne and Kobrinsky.

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

Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require the approval of the audit committee (or the compensation committee to the extent the company has established such a committee) prior, and in addition, to the approval of the board of directors.  However, the approval of the board of directors is not required if the new arrangement only modifies an existing arrangement and the audit committee determines that such modification is not material.  The compensation of office holders who are directors must be approved by the audit committee, board of directors and shareholders.

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

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

The disclosure requirements that apply to an office holder also apply to a transaction in which a controlling shareholder with respect to his or her personal interest in any existing or proposed transaction by us.  The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, board of directors and shareholders.  The shareholder approval for such a transaction must include at least a simple majority of the shareholders voted on the matter, excluding the votes of shareholders who have a personal interest in such transaction.  This majority requirement will not apply if the total number of shares of disinterested shareholders who vote against the approval of the transaction represent less than 2% of the voting rights in the company.

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

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a public company’s outstanding shares or a class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares or a class of shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer.  If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.  The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer.  However, in the event of a full tender offer, the offeror may determine that any shareholder who accepts the offer will not be entitled to appraisal rights.  Such determination will be effective only if the offeror or the company has timely published all the information that is required to be published in connection with such full tender offer pursuant to all applicable laws.

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

Pursuant to the Law for Efficient Enforcement Process in the Securities Authority (Legislation Amendment) 5771-2011, or the Enforcement Law, the Israel Securities Authority, or ISA, may impose fines on public companies, their senior office holders and employees, for certain actions or omissions stipulated in the Enforcement Law.  In addition, pursuant to the Companies Law the ISA has administrative and enforcement authority with respect to certain breaches of corporate governance rules enumerated in the Israeli Companies Law, and the restrictions and limitations on insurance and indemnification of officeholders apply also to proceedings conducted by the ISA pursuant to the Israeli Companies Law.  Generally, the Enforcement Law applies only to companies whose shares are listed on the TASE, including dual listed companies. Although we are currently listed only on the NASDAQ Global Market, ISA has enforcement authority pursuant to the Enforcement Law with respect to the period in which we were dual listed. While almost all of the enumerated actions and omissions that are subject to fines do not apply to dual listed companies, the ISA may impose fines on us or our office holders if we did not make a public filing in Israel of any information or report that was publicly filed with the Securities and Exchange Commission, or if we did not furnish any information that was required by the ISA. Furthermore, since our rights offerings was also made pursuant to a prospectus under the Israeli Securities Law, ISA has full enforcement authority with respect to the disclosure made by us in such prospectus. Pursuant to the Enforcement Law, a company may not purchase, directly or indirectly, insurance for these proceedings and such insurance if purchased is void.  The Enforcement Law further provides that a company or its controlling shareholder may not, directly or indirectly, indemnify the office holders or employee against, or otherwise pay, fines that were imposed on them pursuant to the Enforcement Law.  However, under the Enforcement Law, if permitted by a company’s articles of association, a company is entitled to purchase insurance and indemnify for payment of damages to any injured person and for expenses incurred by office holders or employees in connection with proceedings conducted against them, including reasonable litigation expenses such as legal fees.  A company may undertake to provide such indemnification in advance.   Accordingly, at our 2011 annual general meeting, our shareholders approved amendments to our Articles of Association allowing us to indemnify and insure our office holders against certain expenses and payments incurred by them or imposed on them as a result regulatory administrative enforcement actions, and also approved an amended indemnification letter to our office holders to implement such changes.

D.            Employees.

As of December 31, 2011, we employed 279 full-time employees, of whom 39 were employed in general management and administration, 45 were employed in selling and marketing, 16 were employed in production management, 140 were employed in production, installation and maintenance, and 39 were employed in engineering and research and development.  Of such full-time employees, 130 were located in Israel, 12 were in the United States, 82 were in Canada and 55 were in various other countries.

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

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of March 30, 2012.

Name	Number of Ordinary Shares Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Jacob Perry (3)(4)	268,166	1.68%
Eitan Livneh (5)	234,802	1.48%
Hagai Katz	73,500	*
Asaf Even-Ezra (6)	242,126	1.53%
Yehonatan Ben-Hamozeg	67,000	*
Ilan Ovadia	59,140	*
Jacob Even-Ezra (7)	712,862	4.50%
Shaul Kobrinsky	-	-
Zeev Livne	-	-
Jacob Nuss	-	-
Mark Rosenberg	-	-
Barry Stiefel	-	-
Liza Singer	14,000	*
All directors and executive officers as a group (13 persons)	1,671,596	10.54%

_______________
* Less than 1%

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

(2)	The percentages shown are based on 15,827,682 ordinary shares issued and outstanding as of March 30, 2012.

(3)
Includes 200,000 ordinary shares issuable upon the exercise of currently exercisable options granted by our company, having an exercise price of $7.59 per share that expire in two equal installments in August 2013 and  August 2014.

(4)
Includes 66,666 ordinary shares issuable upon the exercise of currently exercisable options granted to Mr. Perry by Ki Corporation.  Ki Corporation granted Mr. Perry the right to purchase 100,000 ordinary shares upon the same terms and conditions that apply to the exercise of the options granted to him under his employment agreement.  Mr. Perry has the right to purchase the shares in three equal annual installments commencing on August 20, 2010 at a price of $7.59 per share.  The right to purchase each installment expires after three years.

(5)
Includes 83,336 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $4.35 per share that expire in August 2014, 20,833 ordinary shares issuable upon the exercise of currently options, having an exercise price of $4.35 per share that expire in November 2014, 20,833 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $4.35 per share that expire in February 2015 and 20,833 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $4.35 per share that expire in May 2015, 20,833 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $4.35 per share that expire in August 2015, 20,833 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $4.35 per share that expire in November 2015 and 20,833 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $4.35 per share that expire in February 2016 and 20,833 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $4.35 per share that expire in May 2016.

(6)
Includes 24,000 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $3.53 per share that expire in April 2015, 24,000 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $3.53 per share that expire in April 2016 and  22,000 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $3.53 per share that expire in April 2017.

(7)	Includes 77,975 ordinary shares held by a trustee.

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

As of December 31, 2011, options to purchase 1,108,000 ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $5.28 per share.  No options awarded under the 2003 Plan were exercised during 2011.  Following the adoption of our 2010 Israeli Share Option Plan in June 2010, no additional options will be granted under the 2003 Plan.

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

As of December 31, 2011, options to purchase 510,575 ordinary shares were outstanding under the 2010 Plan.  No options awarded under the 2010 Plan during 2011.

ITEM 7.	Major Shareholders and Related Party Transactions

A.            Major Shareholders.

The following table sets forth certain information as of March 30, 2012 regarding the beneficial ownership of our ordinary shares, by each person or entity known to us to own beneficially 5.0% or more of our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Nathan Kirsh (3)	5,981,585	37.81%
BMI Capital Corporation (4)	1,954,267	12.25%
Grace & White, Inc. (5)	1,053,606	6.66%
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

(2)	The percentages shown are based on 15,827,682 ordinary shares issued and outstanding as of March 30, 2012.

(3)
Based upon a Schedule 13D/A filed with the Securities and Exchange Commission on August 9, 2011 and other information available to the company.  All of the ordinary shares held of record  by Ki Corporation, are held by its wholly-owned subsidiary, Mira Mag, Inc. a company organized under the laws of  Liberia.  The Eurona Foundation holds 100% of Ki Corporation, which is a Jersey, Channel Islands corporation.  The Eurona Foundation is a Liechtenstein trust controlled by Mr. Kirsh, who also serves as its trustee.  Mr. Kirsh may be deemed to have beneficial ownership of the ordinary shares held of record by Ki Corporation.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the Securities and Exchange Commission on January 31, 2012.  The Schedule 13G indicates that BMI Capital Corporation is a registered investment adviser.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 6, 2012.  The Schedule 13G/A indicates that Grace & White, Inc. is a registered investment adviser.

Significant Changes in the Ownership of Major Shareholders

On January 10, 2008, Mr. Nathan Kirsh filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 1,913,601, or 18.41% of our ordinary shares.  On April 24, 2008, Mr.  Kirsh filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 2,191,162, or 21.08% of our ordinary shares.  On April 25, 2008, Mr.   Kirsh filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 2,191,162, or 21.08% of our ordinary shares.  On January 16, 2009, Mr.  Kirsh filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 2,516,268, or 24.20% of our ordinary shares.  On May 17, 2010, Mr. Kirsh filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 2,516,267, or 24.20% of our ordinary shares. On August 9, 2011, Mr. Kirsh filed a Schedule 13D/A with the SEC reflecting beneficial ownership of  5,981,585, or 24.20%, of our ordinary shares.

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

On February 4, 2008, Grace & White, Inc. filed a Schedule 13G with the SEC reflecting beneficial ownership of 574,254 or 5.52% of our ordinary shares.  On February 10, 2009, Grace & White, Inc. filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 596,148 or 5.73% of our ordinary shares.  On February 1, 2010, Grace & White, Inc. filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 607,526 or 5.84% of our ordinary shares. On January 31, 2011, Grace & White, Inc. filed with the SEC an amendment to its Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 521,102 or 5.01% of our ordinary shares. On February 6, 2012, Grace & White, Inc. filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,053,606, or 6.06% of our ordinary shares.

On February 14, 2008, Prescott Capital, Prescott Group Aggressive Small Cap, L.P., Prescott Group Aggressive Small Cap II, L.P. and Mr. Phil Frohlich filed a Schedule 13G with the SEC reflecting beneficial ownership of 539,097 or 5.19% of our ordinary shares.  On February 10, 2009, the foregoing reporting persons filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 547,127 or 5.3% of our ordinary shares.  On June 14, 2010, the foregoing reporting persons and Prescott Group Capital Management, L.L.C. filed with the SEC a Schedule 13D reflecting beneficial ownership of 544,427 or 5.2% of our ordinary shares.  On January 28, 2011, the foregoing reporting persons filed with the SEC an amendment to the Schedule 13D, on Schedule 13D/A, reflecting beneficial ownership of less than 5% of our ordinary shares.  On February 13, 2012, Prescott Group Capital Management, L.L.C. did not reflect ownership of any of our ordinary shares.

On January 31, 2012, BMI Capital Corporation filed a Schedule 13G with the SEC reflecting beneficial ownership of 1,954,267 or 12.25% of our ordinary shares.

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 30, 2012, there were 49 holders of record of our ordinary shares, of which 40 record holders holding approximately 89.5% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 89.3% of our outstanding ordinary shares as of such date.

B.            Related Party Transactions.

On August 21, 2008, we entered into an agreement with Mr. Jacob Perry, in connection with his services as the chairman of our board of directors, which was amended effective as of January 1, 2010 pursuant to the approval of our shareholders at our 2010 annual general meeting.  Pursuant to the terms of the agreement, as amended, Mr. Perry agreed to serve as the chairman of our board of directors on a part time basis and has undertaken to devote 50%-60% of his business time and attention to the development of our business.  Mr. Perry’s service as the chairman of our board of directors is for an unlimited period, however each party may terminate the agreement without cause by giving 90 days’ notice to the other party.  Mr. Perry is entitled to receive as compensation for his services as chairman of our board of directors a monthly salary of NIS 50,000 (approximately $13,086).  Such compensation is linked to the Israeli consumer price index and is adjusted every six months. As of March 31, 2012, the adjusted monthly salary amounted to NIS 54,295 (approximately $14,210).  In addition, Mr. Perry is entitled to an annual bonus equal to 5% of our company’s annual income before taxes, but in any event not more than $500,000 per year, provided that our senior management is entitled to receive performance bonuses for the given year.  In addition, Mr. Perry is entitled to the following benefits: an executive level car, mobile phone, daily newspaper and reimbursement of home communication expenses up to NIS 1,000 a month (approximately $262) against receipts.  However, we will not be obliged to provide such benefits to the extent that such benefits are provided to Mr. Perry by another employer.  Currently Mr. Perry’s car, mobile phone, 60% of his home communication expenses and a daily newspaper are provided to Mr. Perry by another employer.  Mr. Perry is also entitled to receive all customary social benefits such as managers insurance and education fund, such amount will be paid to him or to third parties for his benefit.  Mr. Perry was also granted options to purchase 300,000 ordinary shares of our company, exercisable at a price of $7.59 per share.  The options vested in three equal installments of 100,000 ordinary shares each on August 20, 2010, August 20, 2011 and August 20, 2012.  Each tranche will expire three years after the applicable vesting date.

On May 13, 2008, Ki Corporation, a company beneficially owned by Mr. Nathan Kirsh, our controlling shareholder, granted to Mr. Jacob Perry, the executive chairman of our Board of Directors, the right to purchase 100,000 shares held by such entity, upon the same terms and conditions that apply to the exercise of the options to purchase 300,000 of our ordinary shares granted to Mr. Perry under his employment agreement.  Accordingly, Mr. Perry has the right to purchase the shares in three equal annual installments commencing on August 20, 2010 at a price of $7.59 per share.  The right to purchase each installment expires after three years.

We have entered into retirement agreements with certain of our officers, pursuant to which we made post-employment and retirement payments in the aggregate amount of approximately $0.3 and $1.9 million for the years ended December 31, 2008 and 2009, respectively.  Of such amount, in the year ended December 31, 2009, we paid approximately $1.5 million to Mr. Izhar Dekel, our former President and chief executive officer, who had been employed by our company and served in various positions from 1984 until February 2009.  Such payment includes consideration for a non-compete undertaking as well as severance payments and other retirement related payments in accordance with Mr. Dekel’s retirement agreement and Israeli law.

On September 8, 2010, Ki Corporation Limited, a company affiliated with Mr. Nathan Kirsh, our principal shareholder and a director, provided us with a bridge loan in the principal amount of $10.0 million. The loan agreement provided that if it was not repaid within 180 days, the bridge loan would begin to accrue interest at the rate of LIBOR + 4% per year, calculated from the date of the loan and accumulated on a quarterly basis.  However, if the rights offering that we intend to initiate during 2011 occurs within 240 days from the date of the loan, the loan will not bear any interest.  We used part of the proceeds from the private placement and rights offering that were completed in 2011 and on August 8, 2011, after deduction of the consideration due to us pursuant to the private placement of our ordinary shares, we have repaid $9.9 million in full satisfaction of the Bridge Loan and the interest accrued thereupon.

On October 2010, we entered into an agreement with Mr. Nathan Kirsh, our controlling shareholder, for the supply of a perimeter security solution for his private property in France for the aggregate consideration of Euro 233,000 (approximately $310,000).   Our Audit Committee and Board of Directors approved the terms of the transaction.

On June 17, 2011, we completed a private placement of 150,000 of our ordinary shares to Ki Corporation, a company owned by Mr. Nathan Kirsh, at an initial price per share of $3.04, which was equal to the closing price of our ordinary shares on the NASDAQ Global Market on the date prior to the private placement.  Upon the record date of the rights offering, the price per share paid by Ki Corporation was adjusted to $3.05, which was the closing price of our ordinary shares on the NASDAQ Global Market on the date prior to the record date of the rights offering.  The private placement consideration from Ki Corporation was paid to us by means of a partial offset against the outstanding principal amount and accrued interest under the bridge loan that it provided to us on September 8, 2010.  The private placement was approved by our shareholders at an extraordinary general meeting held on August 12, 2010 as a private placement that allowed Mr. Kirsh and his affiliates to hold more than 25% of our outstanding share capital.  As a result, Ki Corporation was permitted to subscribe for the maximum number of shares allowable under the terms of the rights offering.

C.            Interests of Experts and Counsel.

Not applicable.

ITEM 8.	Financial Information

A.            Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

See the consolidated financial statements included under Item 18, “Financial Statements.”

Export Sales

In the years ended December 31, 2009, 2010 and 2011, the total amount of our revenues from our facilities located outside of Israel to customers outside of Israel was approximately $30.1 million, $36.9 million and $35.6 million, respectively, or 56.7%, 74.3% and 40.2% of our total revenues, respectively.  In the years ended December 31, 2009, 2010 and 2011, the total amount of our export revenues from our Israeli facilities to countries outside of Israel was approximately $10.7 million, $2.9 million and $42.9 million, respectively, or 19.6%, 5.9% and 48.4% of our total revenues, respectively.

Legal Proceedings

In May 2005, we entered into an agreement to supply comprehensive security solutions for a sensitive site in Eastern Europe.  We commenced the project and delivered some of the equipment and other deliverables to the customer in 2005.  In April 2006, the customer informed us that it was canceling the agreement due to errors in the design documents that we had submitted.  In addition, the customer did not make payments required under the agreement.  We denied all of the allegations and the case was referred to arbitration.  In March 2010, the Court of Arbitration determined that the customer is liable for certain expenses incurred by us in connection with the negotiation and execution of the agreement due to the customer’s wrongful behavior during the negotiations.  In addition, the Court of Arbitration determined that the customer is liable for damages caused to us due to the customer’s unjust enrichment resulting from its failure to pay for certain deliveries made by us.  Accordingly, on October 25, 2011 we collected an arbitration award of approximately $2.5 million and recorded income of $2.3 million from the arbitration, net of legal expenses.  A review of public record indicates that the customer filed a claim to vacate the judgment, however, such claim has not yet been served on us. In the opinion of our legal counsel the chances that judgment will be vacated are low.

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

The distribution of dividends also may be limited by Israeli law, which permits the distribution of dividends only out of profits (as defined by the Israeli Companies Law) or otherwise upon the permission of the court, and only if the Board of Directors determines that such distribution will not jeopardize the ability of the company to repay its debts on the due date thereof.  “Profits’’ are defined in the Israeli Companies Law as the balance of surpluses, or the surpluses accumulated over the past two years, whichever is the greater, in accordance with the latest adjusted financial statements, audited or reviewed, prepared by the company, provided that the date in respect of which the statements were prepared is no earlier than six months prior to the date of distribution.  ‘‘Surplus’’ means sums included in a company’s shareholders’ equity originating from the net profit of the company, as determined according to generally accepted accounting principles, and sums other than share capital or premiums that are included in shareholders’ equity under generally accepted accounting principles and that the Minister of Justice has prescribed to be considered surplus.

B.            Significant Changes.

Since the date of the annual consolidated financial statements included in this annual report, no significant changes have occurred.

ITEM 9.	The Offer and Listing

A.            Offer and Listing Details.

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange. We delisted our shares from the Tel Aviv Stock Exchange on November 30, 2011:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low

2007	$12.00	$6.26	NIS 51.00	NIS 23.50
2008	$9.30	$4.61	NIS 32.44	NIS 18.60
2009	$6.40	$3.08	NIS 24.50	NIS 13.00
2010	$4.70	$2.50	NIS 16.86	NIS 9.61
2011	$5.10	$2.18	NIS 17.55	NIS 8.45

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated and any subsequent period, the high and market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low
2010
First Quarter	$4.70	$3.50	NIS 16.86	NIS 13.70
Second Quarter	$4.00	$2.50	NIS 15.14	NIS 9.61
Third Quarter	$3.28	$2.70	NIS 12.00	NIS 10.00
Fourth Quarter	$3.68	$2.89	NIS 12.50	NIS 10.45

2011
First Quarter	$3.29	$2.63	NIS 11.66	NIS 10.18
Second Quarter	$3.56	$2.94	NIS 12.70	NIS 10.05
Third Quarter	$3.16	$2.18	NIS 10.82	NIS 8.45
Fourth Quarter	$5.10	$2.30	NIS 17.55	NIS 8.57

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low
October 2011	$2.54	$2.30	NIS 9.15	NIS 8.57
November 2011	$4.84	$2.38	NIS 17.35	NIS 8.72
December 2011	$5.10	$3.30	N/A	N/A
January 2012	$4.68	$3.51	N/A	N/A
February 2012	$4.90	$3.74	N/A	N/A
March 2012	$4.88	$3.82	N/A	N/A

B.	Plan of Distribution.

Not applicable.

C.	Markets.

Our ordinary shares have traded on the NASDAQ Global Market under the symbol “MAGS” since our initial public offering in 1993.  Our ordinary shares have also traded on the Tel Aviv Stock Exchange under the symbol “MAGS” since July 1, 2001.  On August 31, 2011 our Board of Directors resolved to delist our ordinary shares from trading on the Tel Aviv Stock Exchange, and effective November 30, 2011, all outstanding ordinary shares, including those previously traded on the TASE, are traded on the NASDAQ Global Market.

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

Rights Attached to Shares

Our authorized share capital consists of NIS 39,748,000 ordinary shares, par value NIS 1.00 each.  All our ordinary shares have the same rights, preferences and restrictions, some of which are detailed below.  At the general meeting of shareholders, our shareholders may, subject to certain provisions detailed below, create different classes of shares, each class bearing different rights, preferences and restrictions.

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

Provisions Restricting a Change in Control of Our Company

The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction.  The approval of the board of directors of both companies is subject to such boards’ confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors.  Each company must notify its creditors about the contemplated merger.  Under our articles of association, such merger must be approved by a resolution of the shareholders, as explained above.  The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder.  For purposes of the shareholders approval, the merger shall not be deemed as granted unless the court determines otherwise, if it is not supported by the 75% of the shares represented and voting at the general meeting, provided that such majority includes a simple majority of the non-interested shareholders.  See also Item 6C. “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

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

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of the outstanding shares, the acquisition must be made by means of a tender offer for the entire outstanding shares.  In such event, if less than 5% of the outstanding shares are not tendered in the tender offer, all the shares of the company will be deemed as tendered and sold.  However, if more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire any shares at all.  The law provides for appraisal allowing any shareholder to file a motion to the court within six months following the consummation of a full tender offer. However, in the event of a full tender offer, the offeror may determine that any shareholder who accepts the offer will not be entitled to appraisal rights.  Such determination shall be effective only if the offeror or the company has timely published all the information that is required to be published in connection with such full tender offer pursuant to all applicable laws.

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

In April 2010, we signed a $13.5 million contract with Mexican Federal Prisons Authority, or SSP, for the modernization and upgrade of the indoor security systems of three high-security prisons in Mexico. Nearly half of the project was executed in 2010, and it is expected to be completed during the first quarter of 2012.

In December 2010, we signed a contract with the Port Authority of Kenya valued at $21.4 million to secure the port of Mombasa. The project began in 2011 and is expected to be completed in 2013.

In May 2011, we signed a $35.5 million turnkey project to provide a fully integrated security system, covering multiple sites, for the African Cup of Nations Football Championship to be held in January 2012 in the Gabonese Republic.

In June 2011, we received a $5.6 million order to modify and extend an existing PIDS as a result of expansion at an Eastern European airport.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate of 24% for the 2011 tax year and 25% for the 2012 tax year. Following an amendment to the Tax Ordinance, which came into effect on January 1, 2012, the Corporate Tax rate is scheduled to remain at a rate of 25% for future tax years. Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.  See “–Tax Benefits under the Law for the Encouragement of Capital Investments, 1959.”

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

Reform of the Investments Law

On December 29, 2010, the Israeli Parliament approved an amendment to the Investments Law, effective as of January 1, 2011, which constitutes a reform of the incentives regime under such law. This amendment revises the objectives of the Investments Law to focus on achieving enhanced growth in the business sector, improving the Israeli industry’s competitiveness in international markets and creating employment and development opportunities in remote areas of Israel. The amendment allows enterprises meeting certain required criteria to enjoy grants as well as tax benefits. The amendment also introduces certain changes to the map of geographic development areas for purposes of the Investments Law, which will take effect in future years.

The amendment generally abolishes the previous tax benefit routes that were afforded under the Investment Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include the following:

•
A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export, which will apply to the enterprise’s entire preferred income so that in the tax years 2011 and 2012 the reduced tax rate will be 10% for preferred income derived from industrial facilities located in development area A and 15% for those located elsewhere in Israel, in the tax years 2013 and 2014 the reduced tax rate will be 7% for development area A and 12.5% for the rest of Israel, and in the tax year 2015 and onwards the reduced tax rate will be 6% for development area A and 12% for the rest of Israel;

•	The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets;

•	A definition of “preferred income” was introduced into the Investments Law to include certain types of income that are generated by the Israeli production activity of a preferred enterprise;

•
A reduced dividend withholding tax rate of 15% will apply to dividends paid from preferred income to both Israeli and non-Israeli investors, with an exemption from such withholding tax applying to dividends paid to an Israeli company; and

•
A special tax benefits route will be granted to certain industrial enterprises entitling them to a reduced tax rate of 5% for preferred income derived from industrial facilities located in development area A and 8% for those located elsewhere in Israel, provided certain threshold requirements are met and such enterprise can demonstrate its significant contribution to Israel’s economy and promotion of national market objectives;

A “Preferred Company” (as defined in the Investments Law) may generally elect to apply the provisions of the amendment to preferred income produced or generated by it commencing on January 1, 2011. The amendment provides various transition provisions which allow, under certain circumstances, to apply the new regime to investment programs previously approved or elected under the Investments Law in its previous form.

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

The terms of the Israeli government participation also require a declaration regarding the location of manufacturing of supported products by the recipients of the grants.  Under regulations promulgated under the Research Law, upon the approval of the OCS, some of the manufacturing volume may be transferred outside of Israel, beyond the aforementioned declared rate of production abroad, provided that the grant recipient pays royalties at an increased rate and in addition may incur an increased payment cap of up to 300% of the received grant, depending on the percentage of manufacturing being transferred abroad.  The Research Law also provides that know-how developed under an approved research and development program and any derivatives of this know-how may not be transferred to third parties in Israel without the prior approval of the research committee of the OCS.  The Research Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel.  No approval is required for the sale or export of any products resulting from such research and development.

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

Capital Gains Tax on Sales of Our Ordinary Shares by Foreign Holders

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.  The law distinguishes between real gain and inflationary surplus.  The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Generally, as of January 1, 2012, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 30%. However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Israeli companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares.

The tax basis of our ordinary shares acquired prior to January 1, 2003 will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided however that such capital gains are not derived from a permanent establishment in Israel and such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to the Convention Between the government of the United States of America and the government of Israel with Respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (i) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel.  In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such  Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Dividends paid to Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends.  On distributions of dividends other than bonus shares or stock dividends, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a “significant shareholder” at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.  However, under the Investments Law, dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%.

 Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, if the income out of which the dividend is paid is not generated by an Approved Enterprise (or Benefited Enterprise), and not more than 25% of our gross income consists of interest or dividends, dividends paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%. Dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15% under the U.S.-Israel Tax Treaty.

United States Federal Income Tax Consequences

The following is a summary of material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets.  This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.  This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares.  This summary does not discuss all the tax consequences that may be relevant to a U.S. Holder in light of such holder's particular circumstances or U.S. Holders subject to special rules, including persons that are non-U.S. Holders, broker-dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax-exempt organizations, regulated investment companies, taxpayers whose functional currency is not the U.S. dollar, persons who hold the ordinary shares through partnerships or other pass-through entities, persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, investors that actually or constructively own 10 percent or more of our voting shares, and investors holding ordinary shares as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

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

Taxation of Dividends

Subject to the discussion below under the heading “Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See "Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends received deduction generally available to corporations under Section 243 of the Code.

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

Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability).  The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income.  Dividends generally will be treated as foreign source passive category income for United States foreign tax credit purposes.  Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced rate of tax, see discussion below.  A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.  The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

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

Passive Foreign Investment Companies

For U.S. federal income tax purposes, we will be considered a passive foreign investment company, or PFIC, for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income.  For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning, directly or indirectly, ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

Additional Tax on Investment Income

In addition to the taxes on dividends and dispositions of our ordinary shares described above, recently enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on net investment income, which may include dividends and capital gains, for taxable years beginning after December 31, 2012.

Backup Withholding and Information Reporting

Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate (currently) of 28%.  Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Beginning with the 2011 tax year, US individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file Form 8938 with their US Federal income tax return. Such Form requires disclosure of information concerning such foreign assets, including the value of the assets. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a US financial institution, generally including a non-US branch or subsidiary of a US institution and a US branch of a non-US institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in ordinary shares.

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

In addition, since we were also listed on the Tel Aviv Stock Exchange until November 30, 2011, we submitted copies of all our filings with the SEC to the Israeli Securities Authority and Tel Aviv Stock Exchange.  Such copies can be retrieved electronically through the Tel Aviv Stock Exchange’s internet messaging system (www.maya.tase.co.il) and through the MAGNA distribution site of the Israeli Securities Authority (www.magna.isa.gov.il).

I.	Subsidiary Information.

Not applicable.

ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of risks, including changes in interest rates and foreign currency fluctuations.

Interest Rate Risk

Our exposure to market risk for changes in interest rates is related to our short-term loans.  Our financial expenses are sensitive to prime interest rate, since our short-term loans as well as our long-term loans, bear prime-based interest rates.

The table below presents principal amounts and related weighted average interest rates by date of maturity for our loans:

Interest Rate Sensitivity Principal Amount by Expected Maturity Date and Weighted Average Interest Rate
(U.S. dollars in thousands)
Liabilities	2012	2013	2014	2015	Total	Fair Value at December 31, 2011
Short-term loans	$5,357	-	-	-	$5,357	$5,357
Weighted average interest rate (%)	4.75	-	-	-	4.75	-
Long-term loans	$33	$33	$5	-	$71	$71
Weighted average interest rate (%)	4.3	4.3	4.3	-	4.3	-

Foreign Currency Exchange Risk

We sell most of our products in North America, Europe, Africa, Latin America and Israel.  Our revenues are primarily denominated in U.S. dollars, Euros and NIS, while a portion of our expenses, primarily labor expenses, is incurred in NIS and Canadian Dollars.  Additionally, certain assets, especially trade receivables, as well as part of our liabilities are denominated in NIS.  As a result, fluctuations in rates of exchange between the U.S. dollar and non-U.S. dollar currencies may affect our operating results and financial condition.  The dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the U.S. dollar.  In addition, the value of our non-U.S. dollar revenues could be adversely affected by the depreciation of the U.S. dollar against such currencies.  In 2009 and 2010, the NIS appreciated by approximately 0.7% and 6.0%, respectively, against the U.S. dollar, while in 2011 the NIS depreciated by approximately 7.7% against the U.S. dollar..  In 2010 and 2011, the Euro depreciated against the U.S. dollar by 7.4% and 3.3%, respectively, while in 2009 the Euro appreciated against the U.S. dollar by 3.5%.

In addition, the U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the Canadian dollar.  In 2009 and 2010 the Canadian dollar appreciated against the U.S. dollar by 16.6% and 4.9%, respectively, while in 2011 the Canadian dollar depreciated by approximately 2.3% against the U.S. dollar.

During the years ended December 31, 2009, 2010 and 2011, foreign currency fluctuations had an adverse impact on our results of operations and we recorded foreign exchange losses, net of $1,138,000 and $199,000, respectively.  In 2011, foreign currency fluctuations had a positive impact on our results of operations and we recorded foreign exchange income, net of $1,394,000. We cannot assure you that in the future our results of operations may not be materially affected by currency fluctuations.

We try to use natural hedges in order protect against fluctuations in the exchange rates.  From time to time, we have entered into forward contracts to hedge portions of balances denominated in currencies other than our functional currency.  In 2010, we had no forward contracts.  In 2011, we entered into forward “extra” contracts.  These forward contracts are a combination of the purchase of a foreign exchange option and the sale of a foreign exchange option with a “knock in.”  A foreign exchange option with a “knock in” is a product that gives the holder the right but not the obligation to exchange one currency for another at a predetermined rate once an agreed “knock in” rate trades.  During 2011, these forward “extra” transactions had no impact on our results as none of the “knock in” rates were met.

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

We recorded $0 of financial expenses related to forward contracts transactions in 2009, 2010 and 2011.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010.  In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission.  Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

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

	Year Ended December 31
Services Rendered	2010	2011
Audit (1)	$369,000	$373,600
Tax (2)	45,000	93,000
Other (3)	43,000	29,300
Total	$457,000	$495,900
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

(3)
Other fees primarily relate to out of pocket reimbursement of expenses, primarily traveling expenses of our auditors.  In 2010 and 2011, these fees also relate to fees associated with the rights offering we completed in 2011.

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

On June 17, 2011, we completed a private placement of 150,000 of our ordinary shares to Ki Corporation, a company owned by Mr. Nathan Kirsh, our controlling shareholder, at an initial price per share of $3.04, which was equal to the closing price of our ordinary shares on the NASDAQ Global Market on the date prior to the private placement.  Upon the record date of the rights offering, the price per share paid by Ki Corporation was adjusted to $3.05, which was the higher of the price per share in the rights offering and the closing price of our ordinary shares on the NASDAQ Global Market on the date prior to the record date of the rights offering, but in any event not less than the initial purchase price paid in the private placement.  The private placement was approved by our shareholders at an extraordinary general meeting held on August 12, 2010 as a private placement that allowed Mr. Kirsh and his affiliates to hold more than 25% of our outstanding share capital.

ITEM 16F.	Changes In Registrant’s Certifying Accountant

None.

ITEM 16G.	Corporate Governance

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of NASDAQ Stock Market Rules.  A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

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

In addition, on June 30, 2006, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, as defined under NASDAQ Stock Market Rules.  Instead, under Israeli law and practice we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	Financial Statements

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	Financial Statements

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Index to Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Operations	F-5
Statements of Changes in Shareholders’ Equity	F-6 - F-7
Consolidated Statements of Cash Flows	F-8-F-10
Notes to Consolidated Financial Statements	F-11-F-50
Schedule of Valuation and Qualifying Accounts	84

ITEM 19.	Exhibits

Exhibit No.	Description
1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant (2)
2.1	Specimen Share Certificate for Ordinary Share (3)
2.2	Registrant’s 2003 Israeli Share Option Plan (4)
2.3	Registrant’s 2010 Israeli Share Option Plan (5)
2.4	Amended and Restated Term Sheet between the Registrant and Nathan Kirsh, originally entered into on July 20, 2010 and amended on September 6, 2010, and further amended on November 3, 2010 (6)
4.1	Agreement between the Kenya Port Authority and the Registrant for the Plant Design, Supply, Delivery, Installation and Commissioning of an Integrated Security System dated December 10, 2010 (7)
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

Exhibit No.	Description
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer
101.INS	XBRL Instance Document.*
101.SCH	XBRL Taxonomy Extension Schema Document.*
101.CAL	XBRL Taxonomy Calculation Linkbase Document.*
101.LAB	XBRL Taxonomy Label Linkbase Document.*
101.PRE	XBRL Taxonomy Presentation Linkbase Document.*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.*
_______________

*
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

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

(5)	Filed as Exhibit 2.3 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Commission on April 11, 2011, and incorporated herein by reference.

(6)
Filed as Exhibit 4.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-171320), filed with the Securities and Exchange Commission on December 21, 2010, and incorporated herein by reference.

(7)	Filed as Exhibit 4.1 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Commission on April 11, 2011, and incorporated herein by reference.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011
IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MAGAL SECURITY SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Magal Security Systems Ltd. and subsidiaries ("the Company") as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 4, 2012	A Member of Ernst & Young Global

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2010	2011

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,596	$32,622
Short-term bank deposits	-	3,005
Restricted deposit	2,692	2,299
Trade receivables (net of allowance for doubtful accounts of $ 919 and $ 1,112 at December 31, 2010 and 2011, respectively)	15,106	13,230
Unbilled accounts receivable	2,927	4,855
Other accounts receivable and prepaid expenses (Note 3)	2,630	5,438
Deferred income taxes (Note 14)	474	508
Inventories (Note 4)	10,340	9,664

Total current assets	50,765	71,621

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term trade receivables	1,568	1,423
Long-term deposits and restricted bank deposits	2,196	2,202
Severance pay fund	2,148	2,121

Total long-term investments and receivables	5,912	5,746

PROPERTY AND EQUIPMENT, NET (Note 5)	6,794	6,460

OTHER INTANGIBLE ASSETS, NET (Note 6)	213	190

GOODWILL (Note 2l,7)	2,026	1,970

Total assets	$65,710	$85,987

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

 U.S. dollars in thousands (except share and per share data)

	December 31,
	2010	2011

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit (Note 8)	$9,327	$5,357
Current maturities of long-term bank debt (Note 10)	503	33
Trade payables	3,937	6,724
Customer advances	2,428	5,877
Other accounts payable and accrued expenses (Note 9)	7,958	13,137

Total current liabilities	24,153	31,128

LONG-TERM LIABILITIES:
Long-term bank debt (Note 10)	50	38
Loan from related party (Note 16c)	9,907	-
Deferred income taxes (Note 14)	190	205
Accrued severance pay	3,394	3,605

Total long-term liabilities	13,541	3,848

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS' EQUITY (Note 12):
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 19,748,000 shares at December 31, 2010 and 39,748,000 shares at December 31, 2011; Issued and outstanding: 10,396,548 shares at December 31, 2010 and 15,819,822 shares at December 31, 2011	3,225	4,813
Additional paid-in capital	49,971	64,920
Accumulated other comprehensive income	5,075	4,486
Foreign currency translation adjustments (Company's stand alone financial statements)	3,400	603
Accumulated deficit	(33,655)	(23,811)

Total shareholders' equity	28,016	51,011

Total liabilities and shareholders' equity	$65,710	$85,987

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2009	2010	2011

Revenues	$54,518	$49,699	$88,591
Cost of revenues	33,404	31,400	49,089

Gross profit	21,114	18,299	39,502

Operating expenses:
Research and development, net	5,059	4,105	3,898
Selling and marketing	10,820	11,261	19,415
General and administrative	8,100	7,593	8,682
Other income (Note 11f)	-	-	(2,304)

Total operating expenses	23,979	22,959	29,691

Operating income (loss)	(2,865)	(4,660)	9,811
Financial expenses (income), net (Note 18)	1,568	967	(756)

Income (loss) before income taxes	(4,433)	(5,627)	10,567
Income taxes (Note 14)	864	602	723

Income (loss) from continuing operations	(5,297)	(6,229)	9,844
Income from discontinued operations, net (Note 15)	4,216	-	-

Net income (loss)	(1,081)	(6,229)	9,844
Less: loss (income ) attributable to non-controlling interests	(54)	24	-

Income (loss) attributable to Magal shareholders'	$(1,135)	$(6,205)	$9,844

Basic and diluted net earnings (loss) per share from continuing operations	$(0.52)	$(0.60)	$0.78
Basic and diluted net earnings per share from discontinued operations	0.41	-	-

Basic and diluted net earnings (loss) per share (Note 13)	$(0.11)	$(0.60)	$0.78

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment - the Company	Retained earnings (accumulated deficit)	Non-controlling interests	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2009	10,396,548	$3,225	$48,043	$2,472	$3,293	$(26,315)	$-		$30,718
Stock-based compensation	-	-	542	-	-	-	-		542
Stock-based compensation – granted by related party	-	-	156	-	-	-	-		156
Foreign currency translation adjustments	-	-	-	-	597	-	-		597
Comprehensive income (loss):
Loss	-	-	-	-	-	(1,135)	54	$(1,081)	(1,081)
Realized foreign currency translation adjustments from sale of subsidiary	-	-	-	(789)	-	-	-	(789)	(789)
Foreign currency translation adjustments	-	-	-	2,166		-	-	2,166	2,166
Total comprehensive income								$296

Balance as of December 31, 2009	10,396,548	3,225	48,741	3,849	3,890	(27,450)	54		32,309
Stock-based compensation	-	-	833	-	-	-	-	-	833
Stock-based compensation – granted by related party	-	-	100	-	-	-	-	-	100
Capital fund on loan granted by a related party	-	-	297	-	-	-	-	-	297
Purchase of non-controlling interests	-	-	-	-	-	-	(30)	-	(30)
Foreign currency translation adjustments	-	-	-	-	(490)	-	-		(490)
Comprehensive income (loss):
Loss	-	-	-	-	-	(6,205)	(24)	$(6,229)	(6,229)
Foreign currency translation adjustments	-	-	-	1,226		-	-	1,226	1,226
Total comprehensive income								$(5,003)

Balance as of December 31, 2010	10,396,548	$3,225	$49,971	$5,075	$3,400	$(33,655)	$-		$28,016

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in Capital	Accumulated other comprehensive income (loss)	Foreign currency translation - the Company	Retained earnings (accumulated deficit)	Non-controlling interest	Total comprehensive income (loss)	Total shareholders' equity

Balance as of December 31, 2010	10,396,548	$3,225	$49,971	$5,075	$3,400	$(33,655)	$-		$28,016
Issuance of share capital, net	5,423,274	1,588	14,640	-	-	-	-	-	16,228
Stock-based compensation	-	-	344	-	-	-	-	-	344
Stock-based compensation – granted by related party	-	-	54	-	-	-	-	-	54
Loan granted by a related party	-	-	(89)	-	-	-	-	-	(89)
Foreign currency translation adjustments- the Company	-	-	-	-	(2,797)	-	-	-	(2,797)
Comprehensive income (loss):
Net Income	-	-	-	-	-	9,844	-	$9,844	9,844
Foreign currency translation adjustments	-	-	-	(589)	-	-	-	(589)	(589)

Total comprehensive income								$9,255

Balance as of December 31, 2011	$15,819,822	$4,813	$64,920	$4,486	$603	$(23,811)	$-		$51,011

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011

Cash flows from operating activities:

Net income (loss)	$(1,081)	$(6,229)	$9,844
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:

Income from discontinued operations	(4,216)	-	-
Depreciation and amortization	1,204	1,062	1,219
Loss (gain) on sale of property and equipment	268	48	(36)
Decrease (increase) in accrued interest and exchange differences on marketable securities, short-term and long-term bank deposits and long-term loans	2	(510)	(221)
Write off of long term loan	319	206	-
Stock based compensation	698	933	398
Decrease (increase) in trade receivables, net	3,889	(2,809)	1,208
Decrease (increase) in unbilled accounts receivable	(582)	3,161	(2,361)
Decrease (increase) in other accounts receivable and prepaid expenses	1,984	(1,164)	(3,273)
Decrease (increase) in deferred income taxes	793	(168)	(66)
Decrease in inventories	3,888	995	159
Decrease in long-term trade receivables	95	282	36
Increase (decrease) in trade payables	(899)	(258)	3,209
Increase (decrease) in other accounts payable and accrued expenses	(1,640)	391	6,086
Increase (decrease) in customer advances	551	(7)	3,867
Accrued severance pay, net	378	87	349

Net cash provided by (used in) continuing operations	5,651	(3,980)	20,418
Net cash provided by (used in) discontinued operations	120	(17)	-

Net cash provided by (used in) operating activities	5,771	(3,997)	20,418

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011

Cash flows from investing activities:
Purchase of short-term deposits	-	-	(3,212)
Proceeds from sale of short-term bank deposits	1,316	1,857	31
Escrow deposit	920	-	-
Investment in long-term bank deposits and restricted deposit	(13)	(5,149)	(2,043)
Proceeds from sale of marketable securities	918	-	-
Release of long-term bank deposits and restricted deposit	-	483	2,776
Proceeds from sale of property and equipment	64	2,080	50
Purchase of property and equipment	(2,025)	(363)	(1,185)
Investment in know-how and patents	(27)	(24)	(28)
Proceeds from sale of subsidiary (a)	2,850	-	-

Net cash provided by (used in) continuing activities	4,003	(1,116)	(3,611)
Net cash provided by discontinued operations	(15)	-	-

Net cash provided by (used in) investing activities	3,988	(1,116)	(3,611)

Cash flows from financing activities:
Short-term bank credit, net	(14,553)	536	(3,530)
Proceeds from long-term bank loans	97	-	-
Principal payment of long-term bank loans	(829)	(1,827)	(477)
Proceeds from related party loan	-	10,000	-
Repayment of related party loan	-	-	(10,388)
Proceeds from issuance of shares, net of issuance costs of $ 207	-	-	16,228

Net cash provided by (used in) continuing operations	(15,285)	8,709	1,833
Net cash provided by (used in) discontinued operations	771	-	-

Net cash provided by (used in) financing activities	(14,514)	8,709	1,833

Effect of exchange rate changes on cash and cash equivalents	(211)	1,131	(2,614)

Increase (decrease) in cash and cash equivalents	(4,966)	4,727	16,026
Cash and cash equivalents at the beginning of the year	16,835	11,869	16,596

Cash and cash equivalents at the end of the year	$11,869	$16,596	$32,622

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

 U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011

Supplemental disclosures of cash flows activities:

Cash paid during the year for:
Interest	$881	$463	$905

Income taxes	$431	$389	$964

(a) Proceeds from the sale of a subsidiary

Working capital, net	$(3,227)
Property and equipment	339
Accrued severance pay	(418)
Customer related intangible assets	2,614
Deferred taxes	(715)
Capital gain	4,257

	$2,850

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Magal Security Systems Ltd. ("the Parent Company") and  its subsidiaries (together - "the Company") are international solutions providers of safety, security, site management and intelligence gathering and compilation solutions and products The Company's systems are used in more than 75 countries around the world.

As for major customer data, see Notes 1d, 17b.

b.
The Company completed a rights offering according to which it distributed to all holders of its ordinary shares at no charge, as of the close of business on June 29, 2011, subscription rights to purchase up to an aggregate of 5,273,274 ordinary shares.  The net proceeds from the rights offering was approximately $16,000 after deducting expenses related to the rights offering of $207.

c.
On June 17, 2011 the Company completed a private placement of 150,000 of its ordinary shares to Ki Corporation, a company beneficially owned by Mr. Nathan Kirsh, at an initial price per share of $3.04, which was equal to the closing price of its ordinary shares on the NASDAQ Global Market on the date prior to the private placement.  Upon the record date of the rights offering, the price per share paid by Ki Corporation was adjusted to $3.05, which was the closing price of its ordinary shares on the NASDAQ Global Market on the date prior to the record date of the rights offering.

d.
During the year ended December 31, 2011, the Company engaged in a project to secure the 2012 Africa Cup of Nations in the Gabonese Republic. Revenues attributable to such project accounted for 34.8% ($30,800) of the Company’s revenues during 2011.  The project was completed during the first quarter of 2012.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining values of goodwill and identifiable intangible assets, revenue recognition, tax assets and tax positions, legal contingencies, and stock-based compensation costs. Actual results could differ from those estimates.

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

ASC 830 "Foreign Currency Matters" sets the standards for translating foreign currency financial statements of consolidated subsidiaries. The first step in the translation process is to identify the functional currency for each entity included in the financial statements. The accounts of each entity are then measured in its functional currency. All transaction gains and losses from the measurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

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

Starting January 1, 2009, changes in the Parent Company's ownership interest with no change of control are treated as equity transactions, rather than step acquisitions or dilution gains or losses.

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

The Company sold all its remaining securities in 2009.

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

During 2009, 2010 and 2011, the Company recorded inventory write-offs from continued operations in the amounts of $ 1,391, $ 309 and $ 960, respectively. Such write-offs were included in cost of revenues.

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

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350 “Intangibles - Goodwill and Other.” Intangible assets were amortized based on the straight line method.

Know-how is amortized over five to ten years, patents are amortized over a period of ten years and technology is amortized over eight years.

k.	Impairment of long-lived assets:

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360 “Property, Plant, and Equipment” whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. In 2009, 2010 and 2011, the Company did not record any impairment charges attributable to long-lived assets.

l.	Goodwill:

Goodwill has been recorded as a result of past acquisitions and represents excess of the costs over the net fair value of the assets of the businesses acquired.

Goodwill is allocated to one reporting unit within the Perimeter Products segment.

The Company follows ASC 350, "Intangibles - Goodwill and Other."

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

The material assumptions used for the income approach for 2011 were five years of projected net cash flows, a weighted average cost of capital rate of 14.9% and a long-term growth rate of 1%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

For 2009, 2010 and 2011, the Company did not record any impairment charges.

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

During the years ended December 31, 2009, 2010 and 2011, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $ 542, $ 833 and $ 344, respectively. In 2009, 2010 and 2011, the Company recognized additional stock-based compensation expenses of $ 156, $ 100 and $ 54, respectively, related to a transaction between two of the Company's related parties, see Note 16d.

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

The following assumptions were used in the Binomial option pricing model for 2009 (no options were granted in 2010 and 2011).

2009

Dividend yield	0%
Expected volatility	34%-62%
Risk-free interest	0.27%-3.14%
Contractual term	4-9 years
Forfeiture rate	0%
Suboptimal exercise multiple	1.5

o.	Research and development costs:

Research and development costs incurred in the process of developing product improvements or new products, are charged to expenses as incurred.

p.	Warranty costs:

The Company provides a warranty for up to 26 months at no extra charge. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized in accordance with ASC ASC 450 "Contingencies." Factors that affect the Company's warranty liability include the number of units, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table provides the detail of the change in the Company's product warranty accrual, which is a component of other accrued liabilities on the consolidated balance sheets for the years ended December 31, 2011 and 2010.

	December 31,
	2011	2010

Warranty provision, beginning of year	$962	$805
Charged to costs and expenses relating to new sales	845	628
Costs of warranties granted	(405)	(522)
Foreign currency translation adjustments	(94)	51

Warranty provision, end of year	$1,308	$962

q.	Net earnings (loss) per share:

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

Of the Company's cash and cash equivalents and short-term, restricted and long-term bank deposits at December 31, 2011, $ 33,468 is invested in major Israeli and U.S. banks, and approximately $ 6,600 is invested in other banks, mainly with Deutsche Bank, RBC Royal Bank and BBVA Bancomer. Cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally these deposits may be redeemed upon demand and therefore, bear low risk.

The short-term and long-term trade receivables of the Company, as well as the unbilled accounts receivable, are primarily derived from sales to large and solid organizations and governmental authorities located mainly in Israel, the United States, Canada, Mexico, and Europe. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection and in accordance with an aging policy. As of December 31, 2011, the Company's allowance for doubtful accounts amounted to $ 1,112. During the years ended December 31, 2009, 2010 and 2011, the Company recorded $ (153), $ 601 and $ 411 of expenses (income) related to doubtful accounts, respectively. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

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

Effective January 1, 2007, the Company adopted an amendment to ASC 740 “Income Taxes”. The amendment clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of ASC 740, the Company must review all of its tax positions and make a determination as to whether its position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely-than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue.

In 2009, 2010 and 2011, the Company recorded tax expenses (benefits) of $ (165), $ 88 and $ 113, respectively.

t.	Severance pay:

The Company's liability for its Israeli employees severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date (the "Shut Down Method”). Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for its employees in Israel is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes immaterial profits.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On December 31, 2007, the former Chairman of the Company's Board of Directors, (hereinafter - the retired Chairman) retired from his position. Pursuant to his retirement agreement, the retired Chairman is entitled to receive certain perquisites from the Company for the rest of his life. As of December 31, 2011, the actuarial value of these perquisites is estimated at approximately $ 680. This provision was included as part of accrued severance pay.

Severance expenses for the years ended December 31, 2009, 2010 and 2011, amounted to approximately $ 1,402, $ 724 and $ 868, respectively.

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

(iii)
The carrying amounts of the Company's long-term debt are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. As of December 31, 2011, there was no material difference in the fair value of the Company's long-term borrowing compared to their carrying amount.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2009, 2010 and 2011, were $ 145, $ 137 and $ 164, respectively.

w.	Fair value measurements:

ASC 820 “Fair Value Measurement and Disclosure” clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	-	Significant other observable inputs based on market data obtained from sources independent of the reporting entity.

Level 3	-	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

In 2009 and 2010, the Company did not have any assets or liabilities measured at fair value on a recurring or nonrecurring basis.

x.	Non-controlling interest:

The Company established a Spanish subsidiary in September 2009, which was 76% owned by the Company and 24% owned by a local partner.  As of December 31, 2010, the Company changed the engagement terms with the local partner pursuant to a new employment agreement with the Spanish subsidiary. In return for the new arrangement, the local partner gave up his ownership rights and starting December 31, 2010, the Company owns 100% of the Spanish subsidiary.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Impact of recently issued Accounting Standards still not effective for the Company:

1.
In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (ASU 2011-04). This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This ASU is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011. The adoption of this standard is not expected to have a material impact on the Company financial position or results of operations.

2.
In June 2011, the FASB issued ASU No. 2011-05, Topic 220 - Presentation of Comprehensive Income (“ASU 2011-05”), which requires an entity to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This guidance is effective for fiscal years and interim periods, beginning after December 15, 2011. The Company's adoption of ASU 2011-05 is not expected to have an impact on the Company financial position or results of operations.

3.
In September 2011, the FASB issued ASU No. 2011-08, Topic 350 - Intangibles - Goodwill and Other ("ASU 2011-08"), which amends Topic 350 to allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This guidance is effective for annual and interim goodwill tests performed for years beginning after December 15, 2011. Early adoption is permitted. The Company's adoption of ASU 2011-08 is not expected to have an impact on its financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

4.
In December 2011, the FASB issued ASU No. 2011-11, Topic 2010 - Balance Sheet ("ASU 2011-11"), which contains new disclosure requirements regarding the nature of an entity's rights of set off and related arrangements associated with its financial instruments and derivative instruments. Under U.S. GAAP, certain derivative and repurchase agreement arrangements are granted exceptions from the general off-setting model. To facilitate comparison between financial statements prepared under U.S. GAAP and IFRS, the new disclosure requirement will provide financial statement users information regarding both gross and net exposures. This guidance is effective for annual and interim financial statements beginning on or after January 1, 2013. Retrospective application is required. The Company does not set off related arrangements associated with its financial instruments and derivative instruments. Its adoption of ASU 2011-11 is not expected to have an impact on its consolidated results of operations or financial condition.

5.
In December 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-12, Topic 220 - Comprehensive Income ("ASU 2011-12"), which indefinitely deferred certain provisions of ASU 2011-05, including the requirement to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. This amendment is effective for both annual and interim financial statements beginning after December 15, 2011. The Company's adoption of ASU 2011-12 is not expected to have a material impact on the Company financial position or results of operations.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2010	2011

Government authorities	$1,019	$1,053
Employees	33	26
Prepaid expenses	747	3,711
Advances to suppliers	683	362
Others	148	286

	$2,630	$5,438

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	INVENTORIES

	December 31,
	2010	2011

Raw materials	$3,146	$2,021
Work in progress	1,998	2,628
Finished products	5,196	5,015

	$10,340	$9,664

NOTE 5:-	PROPERTY AND EQUIPMENT

a.	Composition:

	December 31,
	2010	2011
Cost:

Land and buildings	$7,710	$7,540
Machinery and equipment	6,759	6,685
Motor vehicles	1,155	1,373
Promotional displays	2,064	2,113
Office furniture and equipment	3,242	3,249
Leasehold improvements	606	570

	21,536	21,530
Accumulated depreciation:

Buildings	3,324	3,606
Machinery and equipment	6,026	5,996
Motor vehicles	798	773
Promotional displays	1,928	1,928
Office furniture and equipment	2,536	2,595
Leasehold improvements	130	172

	14,742	15,070

Property and equipment, net	$6,794	$6,460

b.	Depreciation expenses amounted to $ 1,012, $ 970 and $ 1,171 for the years ended December 31, 2009, 2010 and 2011, respectively.

c.	For charges, see Note 11g.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	OTHER INTANGIBLE ASSETS, NET

a.	Composition:

	December 31,
	2010	2011

Cost:

Know-how	$1,138	$1,056
Patents	3,436	3,385
Technology	12	12

	4,586	4,453
Accumulated amortization:

Know-how	1,138	1,057
Patents	3,226	3,196
Technology	9	10

	4,373	4,263

Other intangibles, net	$213	$190

b.	Amortization expenses related to intangible assets amounted to $ 192, $ 92 and $ 48 for the years ended December 31, 2009, 2010 and 2011, respectively.

c.	Estimated amortization of intangible assets for the years ended:

December 31,

2012	$45
2013	40
2014	32
2015	24
2016 and thereafter	49

$190

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	GOODWILL

Goodwill relates to one reporting unit that resides within the perimeter segment.

Changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2010 are as follows:

As of January 1, 2010	$2,053

Foreign currency translation adjustments	(27)

As of December 31, 2010	2,026

Foreign currency translation adjustments	(56)

As of December 31, 2011	$1,970

The Company determined the fair value of the reporting unit using the income approach. The material assumptions used for the income approach for 2011 were 5 years of projected net cash flows, a discount rate of 14.9% and a long-term growth rate of 1.0%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

NOTE 8:-	SHORT-TERM BANK CREDIT

a.	Classified by currency, linkage terms and interest rates:

	Interest rate		December 31,
	2010	2011	2010	2011
	%

In or linked to NIS	5.5	4.69	$9,327	$5,264
In or linked to Euro	-	8.36	-	93

			$9,327	$5,357
Weighted average interest rates at the end of the year	5.5	4.75

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHORT-TERM BANK CREDIT (Cont.)

b.	Credit lines:

	December 31,
	2010	2011

Short-term bank credit	$9,327	$5,357
Long-term bank credit	553	71
Performance guarantees	7,246	8,491

	17,126	13,919

Unutilized credit lines	5,173	10,762

Total authorized credit lines	$22,299	$24,681

c.
The Company's Canadian subsidiary has undertaken to maintain general covenants and the following financial ratios and terms in respect of its outstanding credit lines: a quick ratio of not less than 1.25:1; a ratio of total liabilities to tangible net worth of not greater than 0.75:1; and tangible net worth of at least $10,000. As of December 31, 2011, the Company's subsidiary was in compliance with the ratios and terms.

d.	For charges, see Note 11g.

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2010	2011

Employees and payroll accruals	$2,648	$3,198
Accrued expenses	3,690	7,902
Deferred revenues	390	1,447
Government authorities	249	113
Income tax payable	692	305
Others	289	173

	$7,958	$13,137

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	LONG-TERM BANK DEBT

a.	Classified by currency, linkage terms and interest rates:

	Linkage	Interest rate		December 31,
	terms	2010	2011	2010	2011
		%

Bank loan	U.S. $	0.87	-	$480	$-
Bank loan	NIS	3	4.26	73	71

				553	71
Less - current maturities				503	33

				$50	$38
Weighted average interest rates at the end of the year		1.15	4.26

b.	As of December 31, 2011, the aggregate annual maturities of the long-term loans are as follows:

2012	$33
2013	33
2014	5

$71

c.	As for charges, see Note 11g.

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade ("OCS"):

Under the research and development agreements between the Company and the OCS and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of revenues derived from sales of products developed with funds provided by the OCS and ancillary services, up to an amount equal to 100% of the OCS research and development grants received, linked to the U.S. dollars plus interest on the unpaid amount received based on the 12-month LIBOR rate applicable to U.S. dollar deposits. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Royalties paid to the OCS amounted to $ 172, $ 0 and $ 68 for the years ended December 31, 2009, 2010 and 2011, respectively. As of December 31, 2011, the Company had remaining contingent obligations to pay royalties in the amount of approximately $ 1,300.
b.	Royalty commitments to a third party:

During 2002, the Company entered into a development agreement for planning, developing and manufacturing a security system with a third party. Under the agreement, the Company agreed to pay the third party royalty fees based on a defined formula. Under this agreement, the Company also committed to purchase a certain volume of products at a minimum amount of approximately $ 300 over 2.5 years after achievement of certain milestones. As of December 31, 2011, royalty commitments under the agreement amounted to $ 55.

c.	Lease commitments:

The Company rents certain of its facilities and some of its motor vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2024.

Future minimum lease payments under non-cancelable operating lease agreements are as follows:

2012	$827
2013	616
2014	286
2015	167
2016 and there after	952

$2,848

Total rent expenses for the years ended December 31, 2009, 2010 and 2011 were approximately $ 806, $ 924 and $ 1,019, respectively.

d.	Guarantees:

As of December 31, 2011, the Company obtained bank performance guarantees and advance payment guarantees and bid bond guarantees from several banks, mainly in Israel, in the aggregate amount of $ 8,491.

e.	Restricted deposit:

In connection with a project in Africa, the Company was required to maintain restricted deposits in order to guarantee the Company performance under that project. The deposits for the project in the amount of $ 4,280, bears an average interest at rate of 1.5% and will be released to the Company after meeting predetermined milestones.

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

On June 6, 2007, the Court of Arbitration issued its decision in the arbitration and stated that the agreement concluded between the Company and the customer was void due to legal mistakes made by the customer in the tender process. Based on such decision, the Company decided to initiate a new legal action against the customer seeking compensation for the damages incurred. In March 2010, the Court of Arbitration determined that the customer is liable for certain expenses incurred by the Company in connection with the negotiation and execution of the agreement due to the customer's wrongful behaviour during the negotiations.  In addition, the Court of Arbitration determined that the customer is liable for damages caused to the Company due to the customer's unjust enrichment resulting from the non-payment for certain deliveries made by the Company. Accordingly, on October 25, 2011 the Company collected an arbitration award of approximately $ 2.5 thousand and recorded income of $ 2.3 thousand from the arbitration, net of legal expenses. The income was recorded in the 2011 Statement of Operations under the captions “other income” A review of public record indicates that the customer filed a claim to vacate the judgment, however, such claim has not yet been served on us. In the Company's view and based on the legal counsel the chances that judgment will be vacated are low.

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

The Company granted a loan to the third party in the amount of $ 600. The Company also provided the third party with additional monthly amounts to fund its activities during the agreement period. The loan and the monthly amounts bear an annual interest rate of 5%. In October 2011 the Company extended the repayment by additional one year.

The Company evaluates the anticipated repayment of the loan annually. Due to unanticipated difficulties in the implementation of the projects and based on ASC 310-10-35-3, "Loan Impairment," management estimated that as of December 31, 2011, the repayment of the loan is not probable, and therefore set a provision for the entire loan amount. The Company recorded expenses of $ 319, $ 206 and $ 0 for the years ended December 31, 2009, 2010 and 2011, respectively, related to such provision.

NOTE 12:-     SHAREHOLDERS' EQUITY

a.	Pertinent rights and privileges conferred by Ordinary shares:

The Ordinary shares of the Company are listed on the NASDAQ Global Market and were listed on the Tel-Aviv Stock Exchange. The Ordinary shares confer upon their holders the right to receive notice to participate and vote in the general meetings of the Company and the right to receive dividends, if declared. On November 30, 2011, the Company delisted its shares from the Tel Aviv Stock Exchange

b.	Issued and outstanding share capital: 10,396,548 shares at December 31, 2010 and 15,819,822 shares at December 31, 2011.

On August 02, 2011, the Company completed a public offering of $ 16,000 in consideration of the sale of 5,273,274 of the Company's Ordinary shares at a price per share of $ 3.03.

On June 17, 2011, the Company completed a private placement of 150,000 of its ordinary shares to Ki Corporation at an initial price per share of $3.04, which was equal to the closing price of its ordinary shares on the NASDAQ Global Market on June 16, 2011.  On June 29, 2011,the record date of the rights offering, the price per share paid by Ki Corporation was adjusted to $3.05, which was the closing price of the ordinary shares on the NASDAQ Global Market on the date prior to the record date of the rights offering.

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

As of December 31, 2011, 510,575 Ordinary shares were available for future option grants under the 2010 Plan.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of employee option activity under the Company's stock option plans as of December 31, 2011 and changes during the year ended December 31, 2011 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual life (in months)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2011	1,168,000	$5.19	49.1	-
Granted
Exercised
Forfeited	(60,000)	$3.53	-

Outstanding at December 31, 2011	1,108,000	$5.28	36.2	81

Vested and expected to vest at December 31, 2011	1,108,000	$5.28	36.2	81

Exercisable at December 31, 2011	771,501	$5.42	29.5	53

The weighted-average grant-date fair value of options granted during the year ended December 31, 2009 was $ 1.41. No options were granted during 2011. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2011 and the exercise price, multiplied by the number of in-the-money options). This amount changes, based on the fair market value of the Company's stock. The total intrinsic value of options exercised for the year ended December 31, 2011 was $ 0, as none of the options were exercised in the aforementioned period. As of December 31, 2011, there were approximately $ 143 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans and $ 19 related to option granted to related parties (see Note 16d). This cost is expected to be recognized over a period of 1.92 years.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data

NOTE 12:-     SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2011 are follows:

Options outstanding as of December 31, 2011	Exercise price	Weighted average remaining contractual life	Options exercisable as of December 31, 2011
		(In months)
100,000	$8.22	7.50	100,000
300,000	$7.59	31.67	200,000
98,000	$4.09	33.83	49,000
250,000	$4.35	40.07	187,501
260,000	$3.53	50.09	168,000
100,000	$3.48	35.11	67,000

1,108,000		36.21	771,501

d.	Dividends:

Dividends, if any, will be declared and paid in U.S. dollars. Dividends paid to shareholders in Israel will be converted into NIS on the basis of the exchange rate prevailing at the date of payment. The Company has determined that it will not distribute dividends out of tax-exempt profits.

NOTE 13:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2009	2010	2011
Numerator:

Income (loss) from continuing operations	$(5,297)	$(6,229)	$9,844
Income on discontinued operations	4,216	-	-

Income (loss)	$(1,081)	$(6,229)	$9,844

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	BASIC AND DILUTED NET EARNINGS PER SHARE (Cont.)

	Year ended December 31,
	2009	2010	2011

Denominator:

Denominator for basic net earnings per share weighted-average number of shares outstanding	10,396,548	10,396,548	12,645,283
Effect of diluting securities:
Employee stock options	2,076	-	-

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises	10,398,624	10,396,548	12,645,283

Basic earnings (loss) per share from continuing operations	$(0.52)	$(0.6)	$0.78
Basic net earnings (loss) per share from discontinued operations	0.41	-	-

Basic net earnings (loss) per share	$(0.11)	$(0.6)	$0.78

Diluted earnings (loss) per share from continuing operations	$(0.52)	$(0.6)	$0.78
Diluted net earnings (loss) per share from discontinued operations	0.41	-	-

Diluted net earnings (loss) per share	$(0.11)	$(0.6)	$0.78

NOTE 14:-	TAXES ON INCOME

a.	Tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

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

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval ("the years' limitation"). Please note that the years' limitation does not apply to the exemption period.

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

Where a company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Beneficiary Enterprise and the company's effective tax rate will be the result of a weighted combination of the applicable rates. In such case, the minimum investment required in order to qualify as a Beneficiary Enterprise is required to exceed a certain percentage of the company's production assets before the expansion. The duration of tax benefits is subject to a limitation of the earlier of seven years from the Commencement Year. The Commencement Year is defined as the later of (a) the first tax year in which a company had derived income for tax purposes from the Beneficiary Enterprise or (b) the year in which a company requested to have the tax benefits apply to the Beneficiary Enterprise - Year of Election) or 12 years from the first day of the Year of Election.

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

1.        Tax rates applicable to the income of the Company:

Taxable income of the Company is subject to tax at the rate of 26% in 2009, 25% in 2010 and 24% in 2011.

On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Law") which, among others, canceled the scheduled progressive reduction in the corporate tax rate effective from 2012. The Law also increased the corporate tax rate to 25% in 2012. In view of said increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

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

Israeli income taxes and foreign withholding taxes were not provided for undistributed earnings of the Company's foreign subsidiaries. The Company's board of directors has determined that the Company will not distribute any amounts of its undistributed earnings as dividends. The Company intends to reinvest these earnings indefinitely in its foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

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

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

h.	Reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory rate, and the actual tax expense, is as follows:

	Year ended December 31,
	2009	2010	2011

Income (loss) from continued operations before taxes as reported in the statements of operations	$(4,433)	$(5,627)	$10,567

Tax rate	26%	25%	24%

Theoretical tax benefit	$(1,153)	$(1,407)	$2,536
Increase (decrease) in taxes:
Non-deductible items	467	335	126

Temporary differences on current year losses for which valuation allowance was provided	925	1,909	112
Realization of carry forward tax losses for which valuation allowance was provided	(129)	(383)	(2,932)
Deferred taxes on carry forward losses recognized in prior years against which valuation allowance was provided this year	*) 677	-	-
Reduction and tax rate differences in subsidiaries	(20)	107	189
Taxes in respect of prior years	(70)	103	150
Tax withheld against which valuation allowance was provided this year	-	-	228
Other	167	(62)	314

Taxes on income in the statements of operations	$864	$602	$723

*)
The Company recorded a valuation allowance in 2009 in the amount of $ 677 relating to deferred tax on losses created in prior years by its subsidiary in Canada due to the uncertainty of their future realization.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

i.	Taxes on income (tax benefit) included in the statements of operations:

	Year ended December 31,
	2009	2010	2011

Current:

Domestic	$-	$-	$228
Foreign	141	667	413

Deferred:
Domestic	-	-	-
Foreign	793	(168)	(68)

Taxes in respect of prior years:
Domestic	(16)	107	96
Foreign	(54)	(4)	54

Total taxes on income	$864	$602	$723

j.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2010	2011
Deferred tax assets:
Operating loss carry forwards	$8,048	$6,674
Reserves and tax allowances	3,685	3,803

Total deferred taxes before valuation allowance	11,733	10,477
Valuation allowance	(11,259)	(9,969)

Net deferred tax assets	474	508

Deferred tax liabilities
Intangible assets	190	205

Net deferred tax assets (liabilities)	$284	$303

Domestic	$-	$-
Foreign	284	303

	$284	$303

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

k.	The domestic and foreign components of income (loss) before taxes are as follows:

	Year ended December 31,
	2009	2010	2011

Domestic	$(4,330)	$(7,874)	$8,876
Foreign	(103)	2,247	1,691

	$(4,433)	$(5,627)	$10,567

l.	Net operating carry forward tax losses:

The Company has estimated total available carry forward tax losses of $ 12,947 to offset against future taxable income. As of December 31, 2011, the Company recorded a full valuation allowance on these carry forward tax losses due to the uncertainty of their future realization. There is no time limitation for the realization of such tax losses.

The Company's subsidiaries have estimated total available carry forward tax losses of $ 9,011, which may be used to offset against future taxable income, for periods ranging between 2 to 20 years. As of December 31, 2011, the Company recorded a full valuation allowance for its subsidiaries' carry forward tax losses due to the uncertainty of their future realization.

Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

m.	In July 2011, the Company finalized with the Israeli Tax Authority the tax assessment with respect to the years 2005-2006.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

n.	Uncertain tax provisions:

As of December 31, 2010 and 2011 balances in respect to ASC 740 Income Taxes amounted to $ 243 and $ 332, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,
	2010	2011

Balance at the beginning of the year	$140	$243

Additions based on tax positions taken during a prior period	189	115
Reduction related to tax positions taken during a prior period	(100)	(2)
Reductions related to settlement of tax matters
Foreign currency translation adjustments	14	(24)

Balance at the end of the year	$243	$332

NOTE 15:-	DISCONTINUED OPERATIONS

In September 2009, the Company resolved to discontinue the operation of the European subsidiary. The subsidiary was sold in December 2009 in consideration of Euro 2,900 (approximately $ 4,200). In addition, the remaining escrow amount of approximately Euros 620 was released back to the Company.

Accordingly, the operating results and the cash flows of the European subsidiary , as well as the capital gain of approximately $ 4,300 resulting from the sale, were classified as discontinued operations, in accordance with ASC 205-20 "Discontinued Operations."

The operating results of the European subsidiary during 2009 were immaterial.

As of December 31, 2010 and 2011, there are no balance sheet items related to the operations of the European subsidiary.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-     BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Transactions with related parties:

	Year ended December 31,
	2009	2010	2011

Sales to a related party	$-	$107	$222
Loan from a related party	$-	$9,703	$-
Interest expenses	$-	$195	$378

b.
In October 2010, the Company entered into agreement with its principal shareholder to install a perimeter security system project at one of his premises in Europe. The work started in December 2010 and was finalized during the first half of 2011.

c.
On September 8, 2010, Ki Corporation provided the Company with a $ 10,000 bridge loan. The loan has born interest of LIBOR + 4%.  The interest was paid together with, and in the same manner as, the principal, at the end of the term of the loan. The Company undertook to repay the bridge loan within five business days after the successful completion of the rights offering. The loan was recorded at fair value in the amount of $ 9,703 using an effective interest rate of 6.7%. The difference between the consideration received and the fair value of the loan was recorded in the statement of changes in shareholders' equity. During 2011, the Company used part of the proceeds from its rights offering for the repayment of the bridge loan,

d.
In May 2008, one of the Company's major shareholders granted to the executive chairman of the Board of Directions the right to purchase 100,000 shares, subject to the same terms and conditions that apply to the exercise of the options the executive chairman received from the Company pursuant to his employment agreement. The employment agreement was approved in the Company's annual shareholders' meeting on August 20, 2008 and consequently, the chairman of the Board of Directors has the right to purchase the shares in three equal installments commencing on August 20, 2010 at a price of $ 7.59 per share. The right to purchase each installment expires after three years. The Company recorded $ 14 in deferred stock compensation expense with respect to this in 2011.

e.
On December 31, 2007, the Company's Chairman retired from his position. Pursuant to his retirement agreement as amended, the retired Chairman undertook not to compete with the Company for a period of three years following his retirement. In consideration, the Company agreed to pay the retired Chairman a onetime payment of $ 360 payable within three months. In addition, the Chairman is entitled to receive certain perquisites from the Company for the rest of his life. The liability as of December 31, 2011 and the special post-benefit expense related to the retirement agreement amounted to $ 680.

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

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SEGMENT INFORMATION (Cont.)

a.	The following data present the revenues, expenditures, assets and other operating data of the Company's operating segments:

	Year ended December 31,
	2009				2010				2011
	Perimeter	Projects	Eliminations	Total	Perimeter	Projects	Eliminations	Total	Perimeter	Projects	Eliminations	Total

Revenues	$39,102	$15,416	$-	$54,518	$33,248	$17,249	$(798)	$49,699	$30,012	$59,707	$(1,128)	$88,591

Depreciation and amortization	$886	$318	$-	$1,204	$665	$397	$-	$1,062	$722	$497	$-	$1,219
Other income	$-	$-	$-	$-	$-	$-	$-	$-	$-	$2,304	$-	$2,304

Operating income (loss), before financial expenses and taxes on income	$(1,053)	$(1,812)	$-	$(2,865)	$(1,641)	$(2,716)	$(303)	$(4,660)	$2,665	$7,528	$(382)	$9,811
Financial expenses (income), net				1,568				967				(756)
Taxes on income (tax benefit)				864				602				723
Income (loss) from discontinued operations, net				4,216				-				-

Net income (loss)				$(1,081)				$(6,229)				$9,844

	2010			2011
	Perimeter	Projects	Total	Perimeter	Projects	Total

Total long-lived assets	$5,765	$3,268	$9,033	$5,117	$3,503	$8,620

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SEGMENT INFORMATION (Cont.)

b.	Major customer data (percentage of total revenues):

	Year ended December 31,
	2009	2010	2011

Customer A	19.6%	13.4%	*)
Customer B	*)	11.4%	10.7%
Customer C (see note 1d)	-	-	34.8%

*)	Less than 10%.

c.	Geographical information:

The following is a summary of revenues within geographic areas based on end customer's location and long-lived assets:

		Year ended December 31,
		2009	2010	2011

1.	Revenues:

	Israel	$12,968	$9,838	$10,091
	Europe	10,808	9,787	10,913
	North America	13,763	15,393	13,373
	South and Latin America	3,986	9,958	12,145
	Africa	3,747	1,108	35,499
	Others	9,246	3,615	6,570

		$54,518	$49,699	$88,591

		December 31,
		2010	2011
2.	Long-lived assets:

	Israel	$4,065	$3,810
	Europe	1,082	1,091
	USA	39	41
	Canada	3,620	3,410
	Others	227	268

		$9,033	$8,620

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	SELECTED STATEMENTS OF INCOME DATA

Financial expenses:

	Year ended December 31,
	2009	2010	2011

Financial expenses:
Interest on long-term debt	$(93)	$(11)	$(6)
Interest on short-term bank credit	(879)	(744)	(773)
Interest on a related party loan	-	(195)	(378)
Foreign exchange losses, net	(1,138)	(199)	-

	(2,110)	(1,149)	(1,157)
Financial income:
Interest on short-term and long-term bank deposits.	484	182	519
Marketable securities gain	58	-	-
Foreign exchange gains, net	-	-	1,394

	542	182	1,913

	$(1,568)	$(967)	$756

SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
(U.S. dollars in thousands)

	Balance at beginning of period	Provision for doubtful accounts	Offsets against receivables balances for which allowance was provided in previous years	Translation adjustments	Balance at end of period
Year ended December 31, 2011:
Allowance for doubtful debts	$919	$411	$(144)	$(74)	$1,112

Year ended December 31, 2010:
Allowance for doubtful debts	$911	$601	$(610)	$17	$919

Year ended December 31, 2009:
Allowance for doubtful debts (1)	$1,506	$(153)	$-	$2	$911
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

Date:  April 4, 2012