Form 20-F
period 2012-12-31
MAGAL SECURITY SYSTEMS LTD
filed 2013-03-21
CIK 896494

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Ordinary Shares, par value NIS 1.0 per share …….…16,098,022
(as of December 31, 2012)

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

Yes ☐    No ☒

This Annual Report on Form 20-F is incorporated by reference into the Registrant’s Registration Statements on Form S-8, File Nos. 333-127340, 333-164696 and 333-174127.

- ii -

INTRODUCTION

Magal Security Systems Ltd. is a leading international solutions provider of safety, security, site management and intelligence gathering and compilation solutions and products.  Based on more than 35 years of experience and interaction with customers, we have developed a unique set of solutions and products, optimized for perimeter, outdoor and general security applications.  Our turnkey solutions are typically integrated and managed by sophisticated modular command and control software, supported by expert systems for real-time decision support.  Our broad portfolio of critical infrastructure protection and site protection technologies includes a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems and a sophisticated protection package for sub-surface intrusion.  As a world class innovator in the development of closed circuit television, intelligence video analysis and motion detection technology for outdoor operation, we have successfully installed customized solutions and products in more than 75 countries worldwide.  Our ordinary shares are traded on the NASDAQ Global Market under the symbol “MAGS”.  Our website is www.magal-s3.com.  The information on our website is not incorporated by reference into this annual report.  As used in this annual report, the terms “we,” “us” and “our” mean Magal Security Systems Ltd. and its subsidiaries, unless otherwise indicated.

ULTRAWAVE, E-FIELD, FLARE, FLEXPI, FLEXPS, GUIDAR, INTELLI-FIELD, LOGO DESIGN (old Senstar), MISCELLANEOUS DESIGN (Stellar logo), OMNITRAX, PANTHER, PERIMITRAX, PINPOINTER, REPELS, S DESIGN, SENNET, SENSTAR, SENSTAR & DESIGN, SENSTAR-STELLAR, SENSTAR-STELLAR & DESIGN, SENTIENT, AND XFIELD are registered trademarks and FORTIS, PIPEGUARD, DTR, MAESTRO DB, INTELLI-FLEX, INTELLIFIBER, STARLED, STARNET, ARMOURFLEX, FLASH, the Magal logo and all other marks used to identify particular products and services associated with our businesses are unregistered trademarks.  Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.  The representative exchange rate between the NIS and the dollar as published by the Bank of Israel and effective on December 31, 2012 was NIS 3.733 per $1.00.

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

A. Selected Consolidated Financial Data.

The following selected consolidated financial data for and as of the five years ended December 31, 2012 are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP.  We have derived the following selected consolidated financial data as of December 31, 2011 and 2012 and for each of the years ended December 31, 2010, 2011 and 2012 from our consolidated financial statements set forth elsewhere in this annual report that have been prepared in accordance with U.S. GAAP.  We have derived the following selected consolidated financial data as of December 31, 2008, 2009 and 2010 and for each of the years ended December 31, 2008 and 2009 from our audited consolidated financial statements not included in this annual report.  The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5 “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

	2008(1)	2009(1)	2010	2011	2012

Revenues	$57,105	$54,518	$49,699	$88,591	$77,697
Cost of revenues	37,559	33,404	31,400	49,089	44,163
Gross profit	19,546	21,114	18,299	39,502	33,534
Operating expenses:
Research and development, net	5,556	5,059	4,105	3,898	4,041
Selling and marketing	12,953	10,820	11,261	19,415	16,528
General and administrative	10,243	8,100	7,593	8,682	7,408
Impairment of goodwill and other intangible assets	2,772	-	-	-	-
Post employment and termination benefits	2,582	-	-	-	-
Other income	-	-	-	(2,304)	-
Total operating expenses	34,106	23,979	22,959	29,691	27,977
Operating income (loss)	(14,560)	(2,865)	(4,660)	9,811	5,557
Financial expenses (income), net	1,314	1,568	967	(756)	472
Income (loss) before income taxes	(15,874)	(4,433)	(5,627)	10,567	5,085
Income taxes	3,066	864	602	723	991
Income (loss) from continuing operations	(18,940)	(5,297)	(6,229)	9,844	4,094
Income (loss) from discontinued operations, net	(13,662)	4,216	-	-	-
Net income (loss)	$(32,602)	$(1,081)	$(6,229)	$9,844	$4,094
Less: net income (loss) attributable to non-controlling interest	-	54	(24)	-	-
Net income (loss) attributable to Magal’s shareholders	$(32,602)	$(1,135)	$(6,205)	$9,844	$4,094
Basic and diluted net earnings (loss) per share from continuing operations	$(1.82)	$(0.52)	$(0.60)	$0.78	$0.26
Basic and diluted net earnings (loss) per share from discontinued operations	(1.32)	0.41	-	-	-
Basic and diluted net earnings (loss) per share	$(3.14)	$(0.11)	$(0.60)	$0.78	$0.26

Weighted average number of ordinary shares used in computing basic net earnings per share	10,396,548	10,396,548	10,396,548	12,645,283	16,003,482
Weighted average number of ordinary shares used in computing diluted net earnings per share	10,396,548	10,398,624	10,396,548	12,645,283	16,030,816

(1)
In September 2009, our Board of Directors resolved to discontinue the operations of the European integration subsidiary that we acquired in September 2007.  The subsidiary was sold in December 2009.  Accordingly, operating results and cash flows for the years ended December 31, 2008 and 2009, as well as the capital gain resulting from the sale, were reclassified to disclose the results of that subsidiary as discontinued operations.

	2008	2009	2010	2011	2012
Consolidated statements of Comprehensive Income:
Net income (loss)	$(32,602)	$(1,135)	$(6,205)	$9,844	$4,094
Realized foreign currency translation adjustments from subsidiary	-	(789)	-	-	(421)
Realized loss from available-for-sale securities	151	-	-	-	-
Foreign currency translation adjustments	(3,350)	2,166	1,226	(589)	684
Total comprehensive income (loss)	$(35,801)	$242	$(4,979)	$9,225	$4,357
Less - comprehensive loss attributable to non-controlling interests	-	54	(24)	-	-
Comprehensive income (loss) attributable to Magal shareholders'	$(35,801)	$296	$(5,003)	$9,225	$4,357

	2008	2009	2010	2011	2012
Consolidated Balance Sheets Data:
Cash and cash equivalents	$16,835	$11,869	$16,596	$32,622	$39,463
Short and long-term bank deposits, restricted deposits, marketable securities and escrow deposit	8,137	2,019	4,888	7,506	6,976
Working capital	16,240	20,646	26,612	40,493	49,202
Total assets	90,537	60,650	65,710	85,987	91,036
Short-term bank credit (including current maturities of long-term loans)	23,995	10,058	9,830	5,390	5,391
Long-term bank loans	2,282	548	50	38	6
Loan from related party	-	-	9,907	-	-
Total shareholders’ equity	30,718	32,309	28,016	51,011	58,326
Ordinary shares issued and outstanding	10,396,548	10,396,548	10,396,548	15,819,822	16,098,022

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasonsfor the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

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

Although we had profitable operations in 2011 and 2012 after three years of losses, there can be no assurance that we will continue to operate profitably in the future.  If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure.  Such financing may not be available in the future, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be materially and adversely affected.

We depend on large orders from a relatively small number of customers for a substantial portion of our revenues.  The loss of one or more of our key customers could result in a loss of a significant amount of our revenues.

A relatively small number of customers account for a large percentage of our revenues.  For example, revenues generated from sales to the Israeli Ministry of Defense, or MOD, and the Israeli Defense Forces, or IDF, accounted for 13.4%, 7.8% and 9% of our revenues, for the years ended December 31, 2010, 2011 and 2012, respectively.  In addition, the provision of the perimeter security and command and control solutions for the 2012 Africa Cup of Nations in the Gabonese Republic, or Gabonese Republic Project, accounted for 34.8% and 6.7% of our revenues in 2011 and 2012, respectively, and the revenues from the provision of the perimeter security solution to the port of Mombasa, Kenya accounted for 19.3% of our revenues in 2012.  During 2012, we completed the Gabonese Republic Project, and we do not expect to receive any future revenues from this project. We also expect that our revenues from the port of Mombasa project will decline to $7.8 million in 2013.

The MOD, the IDF or any of our other major continuing customers may not maintain their volume of business with us or, if such volume is reduced, other customers generating similar revenues may not replace the lost business.  The loss of one or more of our key customers without replacement by a customer or customers generating similar revenues would adversely affect our financial results.  Any unanticipated delays in a customer project, changes in customer requirements or priorities during the project implementation period, or a customer’s decision to cancel a project, may adversely impact our operating results and financial performance.

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

We may not be able to complete the implementation of our 2010 strategic plan and may not be able to successfully expand our business activity and increase our sales.

In June 2010, we adopted a strategic plan in an effort to reduce expenses and increase our business activity and sales.  We determined to focus our business on our sensor activity, broaden our sales channels and close certain technology gaps in response to new demands in the market place.  Among the steps taken in 2011 and 2012 to implement our strategic plan were the establishment of a new joint venture in India, the entry into new business arrangements in Russia and the entry into additional original equipment manufacturer, or OEM, agreements with respect to certain of our products.  We intend to further implement the plan though organic growth or the acquisition of, or investment in, businesses, products and technology that complement our business.  In January 2013, we acquired WebSilicon Networks Integration Ltd., or WebSilicon, to expand our product offerings to provide cyber protection solutions to our existing and new customers.  We also intend to improve our presence in selected territories in order to increase our exposure to small and medium size business opportunities as a solution provider.

We may not be able to implement our strategic plan and may not be able to successfully expand our business activity and increase our sales.  If we are successful in the implementation of our strategic plan, we may be required to hire additional employees in order to meet customer demands, and if we are unable to attract or retain qualified employees, our business could be adversely affected.

We may not be able to consummate any acquisitions or investments in the future or realize the benefits of such acquisitions and investments, if consummated.

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

Increased competition and bid protests in a budget-constrained environment may make it more difficult to maintain our financial performance.

A substantial portion of our business is awarded through competitive bidding. Governments increasingly have relied upon competitive contract award types and multi-award contracts, which has the potential to create pricing pressure and increase our cost by requiring that we submit multiple bids and proposals. The competitive bidding process entails substantial costs and managerial time to prepare bids and proposals for contracts that may not be awarded to us or may be split among competitors. Following award, we may encounter significant expenses, delays, contract modifications, or even loss of the contract if our competitors protest or challenge contracts that are awarded to us. Multi-award contracts require that we make sustained efforts to obtain task orders under the contract.

In October 2012, we applied to participate in a MOD experimental program with respect to the Israeli border security fence.  In order to participate in this program, we invested significant resources in developing the product and related technology and conducted internal tests.  Our participation in the proposed MOD program is pending approval, which we believe will eventually be granted to one or two suppliers. If not selected, we will lose the resources already invested in the technology and our market share in the perimeter security fence market in Israel will be adversely affected.

Because competition in our industry is intense, our business, operating results and financial condition may be adversely affected.

The global market for safety, security, site management solutions and products is highly fragmented and intensely competitive.  It is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements.  We compete principally in the market for perimeter intrusion detection systems, or PIDS, and turnkey projects and solutions.  Some of our competitors and potential competitors have greater research, development, financial and personnel resources, including governmental support.  We cannot assure you that we will be able to maintain the quality of our products relative to those of our competitors or continue to develop and market new products effectively. Continued competitive pressures could cause us to lose significant market share.

Our business involves significant risks and uncertainties that may not be covered by indemnity or insurance.

A significant portion of our business relates to designing, developing, and manufacturing advanced security, site management and intelligence gathering systems and products.  New technologies may be untested or unproven. Failure of some of these products and services could result in extensive loss of life or property damage. Accordingly, we also may incur liabilities that are unique to our products and services. In some, but not all circumstances, we may be entitled to certain legal protections or indemnifications from our customers, either through regulatory protections, contractual provisions or otherwise. The amount of insurance coverage that we maintain may not be adequate to cover all claims or liabilities, and it is not possible to obtain insurance to protect against all operational risks and liabilities.

Substantial claims resulting from an accident, failure of our products or services, or other incident, or liability arising from our products and services in excess of any indemnity and our insurance coverage (or for which indemnity or insurance is not available or not obtained) could adversely impact our financial condition, cash flows, or operating results. Any accident, even if fully indemnified or insured, could negatively affect our reputation among our customers and the public, and make it more difficult for us to compete effectively. It also could affect the cost and availability of adequate insurance in the future.

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

If we are unable to respond promptly and effectively to changing technologies and market requirements, we will be unable to compete effectively in the future.

Unfavorable global economic conditions may adversely affect our customers, which directly impact our business and results of operations.

Our operations and performance depend on our target customers, including those from the governmental sector, having adequate resources to purchase our products.  The turmoil in the credit markets and the global economic downturn that commenced in 2008 and intensified during 2011 and 2012 generally adversely impacted our target customers.  Companies and governmental authorities reduced and may continue to reduce their purchasing activities in response to a lack of credit, economic uncertainty, budget deficits and concern about the stability of markets in general, and have reduced or delayed purchases of our products.  During 2011 and 2012, several European countries encountered severe economic difficulties which affected the entire Euro-zone economy.  The financial crisis, among other things, resulted in the down grade of the credit worthiness of several countries in Europe, which affected our customers’ ability and budget to perform projects within these territories. The financial and economic instability in the western hemisphere has impacted our sales in Europe and North America and if such economic and market conditions remain uncertain or weaken further, our financial condition and operating results may be materially adversely affected.

If the global economic slowdown worsens, we may be required in the future to record impairment charges relating to the carrying value of our intangible assets and goodwill, increase our reserves for doubtful accounts and further write-down our tax assets.  In addition, the fair value of some of our assets may decrease as a result of an uncertain economy and as a result, we may be required to record impairment charges in the future.  If global economic and market conditions or economic conditions in key markets remain uncertain or weaken further, our financial condition and operating results may be materially adversely affected.

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

Most of our sales are made in North America, Europe, Africa and Israel.  Our revenues are primarily denominated in dollars, Euros and NIS, while a portion of our expenses, primarily labor expenses, is incurred in NIS and Canadian Dollars.  Additionally, certain assets, especially trade receivables, as well as part of our liabilities are denominated in NIS.  As a result, fluctuations in rates of exchange between the dollar and non-dollar currencies may affect our operating results and financial condition.  The dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the dollar.  In addition, the value of our non-dollar revenues could be adversely affected by the depreciation of the dollar against such currencies.  In 2010 and 2012, the NIS appreciated by approximately 6.0% and 2.3%, respectively, against the dollar, while in 2011 the NIS depreciated by approximately 7.7% against the dollar.  In 2012, the Euro appreciate against the dollar by 2%, while in 2010 and 2011, the Euro depreciated against the dollar by 7.4% and 3.2%, respectively.  In addition, the dollar cost of our operations in Canada is influenced by the exchange rate between the dollar and the Canadian dollar.  In 2010 and 2012, the Canadian dollar appreciated against the dollar by 4.9% and 2.6%, respectively, while in 2011 the Canadian dollar depreciated by approximately 2.3% against the dollar.  During the years ended December 31, 2010 and 2012, foreign currency fluctuations had an adverse impact on our results of operations and we recorded foreign exchange losses, net of $199,000 and $530,000, respectively.  In 2011, foreign currency fluctuations had a positive impact on our results of operations and we recorded foreign exchange income, net of $1,394,000.  Our results of operations may continue to be materially affected by currency fluctuations in the future.

If we do not receive Israeli MOD approvals necessary for us to export the products we produce in Israel, our revenues may significantly decrease.

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

Historically, a significant portion of our revenues were from sales to the MOD and IDF and our financial condition, operating results and prospects would be adversely affected by Israeli government budget cutbacks or spending reductions.  The award of additional contracts from the Israeli government could be adversely affected by spending reductions or budget cutbacks at government agencies that currently use or are likely to use our products.  Our programs may be affected in the future if there is a reduction in Israeli government defense spending for our programs or a change in priorities to products other than ours.  Accordingly, changes in government contracting policies, budgetary constraints and delays or changes in the appropriations process could have an adverse effect on our business, financial condition and results of operations.

We face risks associated with doing business in international markets.

A large portion of our sales is to markets outside of Israel.  For the years ended December 31, 2010, 2011 and 2012, approximately 80.2%, 88.6% and 86.9%, respectively, of our revenues were derived from sales to markets outside of Israel.  A key component of our strategy is to continue to expand in such international markets.  Our international sales efforts are affected by costs associated with the shipping of our products and risks inherent in doing business in international markets, including:

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

We are a global security company with worldwide operations. Although approximately 48% of our sales are generated in Israel, North America and Western Europe, we expect to derive an increasing portion of our sales and future growth from other regions such as Africa, India, Latin America and Central and Eastern Europe, which may be more susceptible to political or economic instability. In addition, in many less-developed markets, we rely heavily on third-party distributors and other agents for the marketing and distribution of our products and solutions. Many of these third parties do not have internal compliance resources comparable to ours. Business activities in many of these markets have historically been more susceptible to corruption.  If our efforts to screen third-party agents and detect cases of potential misconduct fail, we could be held responsible for the noncompliance of these third parties under applicable laws and regulations, which may have a material adverse effect on our reputation and our business, financial condition and results of operations.

In addition, as a company is registered with the Securities and Exchange Commission, or the SEC, we are subject to the regulations imposed by the Foreign Corrupt Practices Act, or FCPA, which generally prohibits registrants and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business or obtaining an improper business benefit. We have adopted policies and procedures to promote compliance with the FCPA, but we may be held liable for actions taken by our strategic or local partners or agents even though these partners or agents may not themselves be subject to the FCPA. Any determination that we have violated the FCPA could materially and adversely affect our business, results of operations, and cash flows.

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

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber attacks or other breaches of network or information technology (IT) security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber attack, malware, computer viruses and other means of unauthorized access.  While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain.  A failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation.  To date, we have not been subject to cyber attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

We may not be able to protect our proprietary technology and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon protecting our proprietary technology.  We have 15 patents and have 3 patent applications pending.  We also rely on a combination of trade secret and copyright law and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology.  It is our policy to protect our proprietary rights in our products and operations through contractual obligations, including confidentiality and non-disclosure agreements with certain employees, distributors and agents, suppliers and subcontractors.  These measures may not be adequate to protect our technology from third-party infringement, and our competitors may independently develop technologies that are substantially equivalent or superior to ours.  Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources.  Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting in connection with the filing of the annual report on Form 20-F for each fiscal year.  We may identify material weaknesses or significant deficiencies in our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in material misstatements in our financial statements.  Any such failure could also adversely affect the results of our management’s evaluations and annual auditor reports regarding the effectiveness of our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

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

In addition, the stock market in general, and the market for Israeli companies and home security companies in particular, has been highly volatile.  Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance.  In the past, following periods of market volatility, shareholders have often instituted securities class action litigation relating to the stock trading and price volatility of the company in question.  If we were involved in any securities litigation, it could result in substantial cost to us to defend and divert resources and the attention of management from our business.

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

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2013. Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations.  In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon.  To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

Our shareholders generally may have difficulties enforcing a U.S. judgment against us, our executive officers and directors and some of the experts named in this annual report, or asserting U.S. securities law claims in Israel.

We are incorporated in Israel and all of our executive officers and directors named in this annual report reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, since substantially all of our assets and all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or these individuals may not be collectible within the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Stock Market Rules.  We follow Israeli law and practice instead of NASDAQ rules regarding the director nomination process, compensation of executive officers and the requirement that our independent directors have regularly scheduled meetings at which only independent directors are present.  As a foreign private issuer listed on the NASDAQ Global Market, we may also follow home country practice with regard to, among other things, the composition of the board of directors and quorum at shareholders’ meetings.  In addition, we may follow home country practice instead of the NASDAQ requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the SEC, each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

We are continuing to implement our 2010 strategic plan to focus our growth efforts on our two historical primary markets: perimeter products and solutions and turnkey projects.  We intend to increase our revenues in the perimeter products segment by (i) locating new channels to promote and market our products; (ii) maintaining technology leadership; (iii) investing in research and development; (iv) entering into additional OEM agreements; and (v) acquiring new technologies independently or through mergers and acquisitions.

In June 2012, our Canadian subsidiary signed an OEM agreement to supply an advanced long range fiber based detection system, which complements our product offerings for sites with long perimeters.  We established a new joint venture in India in 2012 and we intend to continue to focus on and enhance our presence in emerging markets such as Brazil, Russia, India and China, or the BRIC countries, in order to increase our exposure to small and medium size business opportunities for both our perimeter products and solutions and turnkey projects segments.  In January 2013, we purchased WebSilicon, an Israeli company, which will form an integral part of our new strategy to expand our product offerings to provide cyber protection solutions and deliver integrated solutions for critical sites.

Our capital expenditures for the years ended December 31, 2012, 2011 and 2010 were approximately $1.7 million, $1.2 million and $400,000, respectively.  These expenditures were principally for the purchase of vacant land in Cuernavaca, Mexico, on which we are building facilities for our Mexican subsidiary and the purchase of vehicles, computers software, demo and promotional equipment.

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

Based on more than 35 years of experience and interaction with customers, we have developed a comprehensive set of solutions and products, optimized for perimeter, outdoor and general security applications.  Our portfolio of mission critical infrastructure and site protection technologies includes a variety of smart fences and barriers, fence mounted sensors, virtual (volumetric) fences and gates, buried and concealed detection systems and a sophisticated protection package for sub-surface intrusion.  As a world class innovator in outdoor video motion detection, or VMD, and IVA applications, we deliver comprehensive IP technology and traditional CCTV solutions.  We believe that with the addition of WebSilicon's products and expertise, we will be able to expand our solutions to include cyber security. In addition, we offer cyber protection solutions for use within and close to protected sites.

Our integrated solutions are based on a broad in-house product portfolio, complemented by OEM and third party products.  A typical turnkey solution is integrated and managed by our Fortis - a sophisticated, geographical information system, or GIS, based command and control system. Fortis will also manage the cyber solutions we provide.

A typical turnkey project consists of the following phases:

•	Studying and understanding customers’ requirements and conducting an environmental and site analysis;

•	Conducting a terrain survey;

•	Detailed planning that is focused and tailored around the users – first responders and operators in the command and control center(s);

•	Implementation - manufacturing, purchasing, integrating, testing and installing the project;

•	Commissioning and training; and

•	Post-sales support, including upgrades, especially for the cyber portion of our solutions;

Our revenues are principally derived from:

•	Sales of security products;

•	Installation of comprehensive security solutions and / or turnkey projects derived from process bids leading to fixed-price contracts; and

•	Services and maintenance based on post-sale maintenance contracts.

Our primary objective is to become a leading international solution provider of safety, security and site management solutions and products.  To achieve this objective, we are implementing a business strategy incorporating the following key elements:

•
Leverage existing customer relationships.  We believe that we have the capability to offer certain of our customers a comprehensive security package.  As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications.  We intend to expand the depth and breadth of our existing customer relationships while initiating similar new relationships. Our new cyber offering is an excellent opportunity to revisit our existing customers.

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

Emerging Opportunity

The rapid introduction of digital communication and information technology into the security market provides us with the opportunity to consolidate safety and site management with security applications.  Cities and municipalities, air and sea ports, chemical factories, Olympic villages and stadiums and critical infrastructure sites are currently utilizing the benefits of this approach to security management.  This integration allows users to share dispersed sensors (such as cameras and emergency buttons), IT systems, traffic management tools and other resources and feed them into a single command and control platform.  Users from different departments within organizations can now share the same information, allowing for improved communication and coordination, whether it is a routine operation or crisis situation.  We believe that we are well positioned and are in the forefront of this emerging market opportunity. We can also address the new cyber threats that massive digitization and networking impose on the sites we traditionally protect with physical security.  We believe that these new threats create additional opportunities for us to expand our offerings with products, solutions and services.

Products and Services

General

Our products are focused around physical and cyber security of critical sites with an emphasis on outdoor and PIDS and applications contributing to security, outdoors safety and also site management.  Our products are categorized into five families of systems:

•	Perimeter security systems, consisting of a mix of PIDS technologies with physical barrier solutions;

•	CCTV systems;

•	Cyber security systems;

•	Command and control systems; and

•	Miscellaneous systems tailored for specific vertical market needs.

The following table shows the breakdown of our consolidated revenues for the calendar years 2010, 2011 and 2012 by operating segment:

	Years ended December 31,
	2010	2011	2012
	(In thousands)
Perimeter products	$33,248	$30,012	$33,941
Turnkey projects	17,249	59,707	45,038
Eliminations	(798)	(1,128)	(1,282)
Total	$49,699	$88,591	$77,697

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

•
Buried cable sensors - traditional volumetric buried cable sensors, seismic sensors to protect pipelines and critical assets against digging and fiber sensors to protect buried pipelines (an OEM product);

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

Fence Mounted Vibration Detection Systems

We offer various types of vibration detection systems.  While less sensitive than taut wire installations, the adaptability of these systems to a wide range of pre-existing barrier structures makes these products viable alternatives for cost-conscious customers.  Our vibration detection devices are most effective when installed on common metal fabric perimeter systems, such as chain link or welded mesh.  In our BARRICADE system, electro-mechanical sensors are attached to fence panels approximately three meters apart on any of several common types of fence structures.  Once attached to the fence, each sensor detects vibrations in the underlying structures.  The sensor system’s built-in electro-mechanical filtering combines with system input from a weather sensor to minimize the rate of false alarms from wind, hail or other sources of nuisance vibrations.  Our BARRICADE II system leverages the same configuration of the first generation and adds a ranging feature, which provides the capability to locate the exact vibrated sensor (rather than causing an alarm of a full physical segment of approximately 100 meters).

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

We recently began to sell the Pinpointer, a fence-mounted vibration sensor that is capable of defining the exact location of an intrusion to within 2 to 3 meters (6.5 to 10 ft.).  While maintaining the legacy features of the original sensor, Pinpointer has the ability to identify the exact disturbed sensor along a long chain of sensors, which are typically 2 to 3 meters (6.5 to 10 ft.) apart.

During 2012, we added the FiberLR as an OEM product that is optimized to protect sites with long perimeters (more than 7km).

Buried Sensors

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

 PipeGuard and TunnelGuard are products developed around seismic COTS sensors in order to detect digging around critical assets. TunnelGuard is installed mainly in Latin America to protect bank vaults and prisons. Lately we have introduced it also to protect archeological sites in China.

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

FiberLR, our new OEM product is also offered to protect pipelines against sabotage, leakage and siphoning.

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

Microwave Products

We also offer a range of bi-static microwave products that are designed for stable, reliable operation in extreme outdoor environments.  Coverage distances range from 180 meters to 450 meters.  In 2011, we launched a new version of our microwave product, which has a K band improved sensor, is fully digital and has extended processing and communication features.

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

Maestro DB is our new fully digital generation management platform that is designed for use in outdoor security applications, including sensitive critical sites that require real-time multi-media surveillance, providing strong motion detection and video analytics.  The system is ideal for outdoor applications where cameras cover wide areas and data may be dispersed in multiple locations, yet the entire site needs to function as a single, coherent site with a centrally managed data base. Maestro DB supports IP streamed video from IP cameras (if the camera source is analog, an encoder is used, it uses an enhanced software version of our legacy DreamBox platform and runs on COTS servers.  Maestro DB supports high resolution video inputs (megapixel and high definition). It also manages sophisticated applications such as LPR (License Plate Recognition), face recognition and people counting.

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

MTC- 1500I

MTC- 1500I is a high-end yet affordable, dual technology (thermal and charge-coupled device) outdoor surveillance system.  A high-quality image rendered by the thermal sensor provides long distance detection and recognition of humans in day, night and under poor visibility conditions.  The two cameras are mounted on a single pedestal and controlled through an agile and accurate pan-tilt-zoom-focus engine.

The MTC-1500I is suitable for the protection of any critical object or site.  Markets for the system include airports, seaports, critical border crossings, utilities (such as oil, gas, refineries and water dams).

MSS- 1500I

MSS- 1500I is a dual camera (day and night) system designed for outdoor rapid deployment operations.  The system is tailored for law enforcement, security and special operations forces.  It enables camera installation close to the required observation area and communicates data to a remote center.  The deployable element has a low footprint for concealed operation and can be put into operation within less than five minutes.

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

Command and Control Systems

The development of communication and IT technology has significantly affected the security market.  Multiple security systems and technologies, sometimes supplied by different vendors, can now be integrated into a unified command and control system.  We offer three types of command and control systems:

•	Fortis4G – a forth generation of high-end comprehensive command and control system;

•	StarNet 1000 - a basic security management system, or SMS; and

•	Network Manager – a middleware (software) package.

Fortis 4G

FORTIS4G, is our latest Physical Security Management Information, or PSIM- Phisical Security Information Management system.  It is a comprehensive, wide area and real time command and control solution, designed for entities requiring management of security, safety and dispatching.  It is designed to manage daily routines and site activities, security, regular and irregular events as well as crisis situations.

FORTIS4G architecture integrates with legacy systems and sensors from the physical and logical (cyber)  levels through a configuration and business logic layer and up to the situational awareness and management levels.  It is based on a strong GIS engine, which creates a common layer for inputs, outputs and presentation.  The GIS engine enables the display of synchronized information in time and space across all screens such as location of mobile forces, located alarms from stationary sensors, video of related cameras, pop-ups of associated radar screens and managed voice communication related to the managed area.  Real-time information enables security personnel to respond immediately, while maintaining a full two-way communication and situational awareness between the command and control center(s) and the first responders.

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

Cyber Protection Solutions

In November 2012, we expanded our product offerings to provide cyber protection solutions to our existing and new customers.  These new solutions will monitor, detect and protect against abnormal network activity, both landline and wireless, within and close to protected sites.  We are teaming with third party technology companies to deliver turnkey cyber security solutions for critical sites, and will offer an integrated suite of solutions for both the physical and networked world.  As a first step, we will deliver cyber protection for the actual security network, which may itself be exposed to cyber attacks. We will subsequently provide a full umbrella for critical sites, covering the core production systems, infrastructure and information systems.

Marketing, Sales and Distribution

We believe that our reputation as a vendor of high-security products in one of the world’s most security conscious countries often provides us and our sales representatives with direct access to senior government and corporate officials in charge of security matters elsewhere.

Our sales efforts focus on:

•
Products (mainly PIDS).  Products are sold indirectly through system integrators and distribution channels.  Due to the sophistication of our products, we often need to approach end-users directly and be in contact with system integrators, however the sale is directed through a third party; and

•
Solutions.  This part of the business deals with end-customers or high-end system integrators.  We offer a full comprehensive solution, which includes our in-house portfolio of products and products manufactured by third parties.  Solutions are focused around our core competency (outdoor security, safety and site management).  In many cases we take responsibility for the full turnkey solution and we integrate and deliver a full solution, including civil works, installation, training, warranty and after sale support. Cyber security is now offered as an integrated part of our comprehensive solutions.

In addition to our two main sales offices in Israel and Canada, we have sales offices in the United States, the United Kingdom, Germany, Mexico, China, Romania, Colombia, India, Brazil and Spain. In India we have a joint venture covering this emerging market.

Customers

The following table shows the geographical breakdown of our consolidated revenues for the three years ended December 31, 2012:

	Year Ended December 31,
	2010	2011	2012
	(In thousands)
Israel	$9,838	$10,091	$10,152
North America	15,393	13,373	10,732
Europe	9,787	10,913	12,809
South and Latin America	9,958	12,145	15,159
Africa	1,108	35,499	21,642
Others	3,615	6,570	7,203
Total	$49,699	$88,591	$77,697

For the years ended December 31, 2010, 2011 and 2012, revenues generated from sales to the MOD and IDF accounted for 13.4%, 7.8% and 9%, respectively, of our revenues. The Mexican Federal Prisons Authority, or SSP, a client in Mexico, accounted for 10.7% and 7.7% of our revenues in the years ended December 31, 2011 and 2012.  In addition, our Gabonese Republic Project accounted for 34.8% of our revenues in 2011 and for 6.7% of our revenues in 2012, and the revenues from the provision of the perimeter security solution to the port of Mombasa, Kenya accounted for 2% of our revenues in 2011 and for 19.3% of our revenues in 2012.  During 2012, we completed the Gabonese Republic Project and do not expect to receive any future revenues. We also expect that during 2013, revenues from the port of Mombasa will decline to $7.8 million.  We cannot assure you that any of our major customers will maintain their level of business with us or that, if such business is reduced, other customers generating similar revenues will replace the lost business.  The loss of one or more of our key customers without replacement by a customer or customers generating similar revenues would have a material adverse effect on our financial results.

Installation, Support and Maintenance

Our systems are installed by us or by the customer after appropriate training, depending on the size of the specific project and the location of the customer’s facilities, as well as on the customer’s prior experience with our systems.  We generally provide our customers with training on the use and maintenance of our systems, that we conduct either on-site or at our facilities.  In addition, some of our local perimeter security systems customers have signed maintenance contracts with us.  For systems installed outside of Israel, maintenance is provided by an independent third party, by distributors or by the end-user.  We also provide services, maintenance and support on an “as needed” basis.

The life expectancy of a high-security perimeter system is approximately ten years.  Consequently, many miles of perimeter systems need to be replaced each year.

During 2012, we derived approximately 8.9% of our total revenues from maintenance and services.

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

Our research and development expenses during 2010, 2011 and 2012 were $4.1 million, $3.9 million and $4 million, respectively.  In addition to our own research and development activities, we also acquire know-how from external sources.  We cannot assure you that any of our research and development projects will yield profitable results.

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

The PIDS market is very fragmented. According to Frost & Sullivan and IMS Research, we rank first based on market share with approximately 15% of the market in February 2012. Our competition includes Elfar Ltd. and RB-Tec Ltd. in Israel, and South West Microwave Inc., Future Fiber Technologies, Detection Security Systems Inc., Fiber Sensys Inc. Geoquip Ltd., GPS Standard SpA and Cias Elettronica Srl outside of Israel.

Turn Key Projects and Solutions.   Thousands of solution providers offer security products and services.  Most of the integrators focus on indoor applications, but some also offer outdoor solutions.  Most of the market players are local to their countries; however some are global, such as ADT, Honeywell and Siemens.  In some cases we may cooperate with global integrators or may supply equipment to them.  We believe that our principal competitors in Israel for security solutions are Elbit Systems Ltd., C. Mer Industries Ltd., Afcon Industries Ltd. and Orad Ltd.

We believe that our principal competitors for the PipeGuard system are Future Fibre Technologies Pty. Ltd., Quinetic and FOTech and that our principal competitors for personal emergency location systems are Actall Corp. and Visonic Networks.

Some of our competitors and potential competitors have greater research, development, financial and personnel resources, including governmental support, or more extensive business experience than we do.  We cannot assure you that we will be able to maintain the quality of our products relative to those of our competitors or continue to develop and market new products effectively.

Intellectual Property Rights

We have 15 patents issued and have 3 patent applications pending in the U.S. and in several other countries and have obtained licenses to use proprietary technologies developed by third parties.  We cannot assure you:

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

Government Regulations

Current Israeli governmental policy encourages the export of security related products to approved customers, as long as the export is consistent with Israeli government policy.  We are also subject to regulations related to the export of “dual use” items (items that are typically sold in the commercial market, but which may also be used for military use).  Israel enhanced enforcement of export control legislation under the Defense Export Control Law, 2007, under which a license is required to initiate marketing activities and a specific export license is required for any hardware exported from Israel.  The law provides for certain exemptions from the licensing requirement and broadens certain areas of licensing, particularly with respect to transfer of technology.  We cannot assure that we will receive all the required permits and licenses for which we may apply in the future.

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

We have wholly owned subsidiaries that operate in Canada, the United States, Colombia, Brazil, Germany, Mexico, the United Kingdom, Romania and Spain. We also own 51% of the outstanding capital stock of our Indian subsidiary.   Set forth below are our significant subsidiaries.

Subsidiary Name	Country of Incorporation/Organization	Ownership Percentage
Senstar Corp	Canada	100%
Senstar LA	Mexico	100%
Senstar Inc.	United States	100%

D.	Property, Plants and Equipment.

We own a two-story 2,533 square meter facility located on a 4,352 square meter parcel in the Yehud Industrial Zone, Israel, which is used as our principal facility.  Approximately 600 square meters are devoted to administrative, marketing and management functions and approximately 700 square meters are used for engineering, system integration and customer service.  We use the remaining area of approximately 1,200 square meters for production management and production operations, including manufacturing, assembly, testing, warehousing, shipping and receiving.  We also lease a one-story 810 square meter facility located on a 1,820 square meter parcel in the Yehud Industrial Zone for $94,000 per year for use in production and operations.  The lease terminates in 2029.  The products that we manufacture at our facilities in the Yehud Industrial Zone include our taut-wire intrusion detection systems, our vibration detection systems, our video-motion detection systems, Fortis4G, Maestro DB, PipeGuard, MTC-1500, MSS-1500 and other perimeter systems.

We own a 33,000 square foot facility in Carp, Ontario, Canada.  Approximately 9,000 square feet are devoted to administrative, marketing and management functions, and approximately 8,000 square feet are used for engineering, system integration and customer service.  We use the remaining area of approximately 16,000 square feet for production operations, including cable manufacturing, assembly, testing, warehousing, shipping and receiving.  We own an additional 182,516 square feet of vacant land adjacent to this property, which is being held for future expansion.  We also rent 358,560 square feet of land near this facility for use as an outdoor sensor test and demonstration site for our products including the Omnitrex buried cable intrusion detection system, the X-Field volumetric system, the Intelli-FLEX and FlexPS microphonic fence detection system, Flash and Flare, and various perimeter monitoring and control systems.  The rent for this site is approximately $3,500 per year plus taxes under a lease that expires in November 2014.  In addition, we lease a 1,900 square feet facility adjacent to our Carp, Ontario property for approximately $20,000 per year plus taxes for use as additional storage and system integration space under a month to month tenancy.

In June 2012, we purchased 1,408 square meter of vacant land in Cuernavaca, Mexico, on which we are building a facility for our Mexican subsidiary.  We also lease small office spaces in China, Colombia, Germany, Mexico, Romania, Spain, the United Kingdom, and Virginia and California in the United States, for our sales and marketing entities.  The aggregate annual rent for such offices was approximately $ 254,000 in 2012.

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

Perimeter Products Segment

The Perimeter Products segment sells its products worldwide and this segment includes the operations of Senstar Canada, Senstar Germany, Senstar UK and Senstar Inc. as one reporting unit within the Perimeter Products segment.  The Israeli operations of the Perimeter Products segment as well as the Spanish operations are considered as two separate reporting units within that segment.

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

Key Performance Indicators and Sources of Revenues

Our management believes that our revenues and operating income are the two key performance indicators for our business.

Our revenues from our perimeter products and turnkey projects segments for the three years ended December 31, 2012 were as follows:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
Perimeter products	$33,248	$30,012	$33,941
Turnkey projects	17,249	59,707	45,038
Eliminations	(798)	(1,128)	(1,282)
Total	$49,699	$88,591	$77,697

The decrease in revenues from turnkey projects was primarily due to the early 2012 completion of the Gabonese Republic Project, which we received in 2011 with respect to the 2012 Africa Cup of Nations.

Our operating income (loss) from our perimeter products and turnkey projects segments for the three years ended December 31, 2012 were as follows:

	Year Ended December 31,
	2010	2011	2012
	(In thousands)
Perimeter products	$(1,641)	$2,665	$4,409
Turnkey projects	(2,716)	5,224	1,634
Other income	-	2,304	-
Eliminations	(303)	(382)	(486)
Total	$(4,660)	$9,811	$5,557

The shift from a loss in 2010 to profit in 2011 and 2012 is mainly attributable to increased government spending in certain territories which led to new projects in 2011 and 2012, while in 2010 the market was depressed due to the global economic slowdown and the reduction in government spending.  Government spending continued to increase in 2012 and we believe that this trend will continue in 2013, reaching the levels of spending prior to the global economic slowdown.

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

Depreciation and Amortization. The amount of depreciation and amortization attributable to our business segments for the three years ended December 31, 2012 are as follows:

	Years Ended December 31,
	2010	2011	2012
	(in thousands)
Perimeter products	$665	$722	$624
Turnkey projects	397	497	554
Total	$1,062	$1,219	$1,178

Financial Expenses, Net. Financial expenses, net include exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the functional currency of each entity, currency and hedge transactions, interest charged on loans from banks as well as interest income on our cash and cash equivalents and short term investments.

Tax expense.  Tax expense consists of federal, state and local taxes on the income of our business.  We paid income taxes in Germany, Colombia and Mexico in each of the years ended December 31, 2010, 2011 and 2012.  In addition, we paid income taxes in Canada and the United States in 2012. We did not pay taxes elsewhere because of our operating loss carryforwards. We also recorded tax expenses related to uncertainty tax provisions.

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

Revenue Recognition

We generate our revenues mainly from (i) long-term fixed price contracts for installation of comprehensive turnkey systems; (ii) sales of perimeter products, including services and maintenance that are performed either on a fixed-price basis or as time-and-materials based contracts; and (iii) services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts.

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

Fees are payable upon completion of agreed upon milestones and subject to customer acceptance. Revenues recognized in advance of contractual billing are recorded as unbilled accounts receivable.  The period between most instances of advanced recognition of revenues and the billing of the customers generally ranges between one to six months.  As of December 31, 2012, we had recorded $2.4 million of such unbilled receivables.

We also sell security products to customers according to customer orders without performing any installation work. Revenues from security product sales are recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements," or SAB No. 104, when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable. Customers do not have a right to return the products.

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

During 2010, 2011 and 2012, we recorded inventory write-offs from continuing operations in the amounts of $0.3 million, $1.0 million and $0.6 million, respectively.  Such write-offs were included in cost of revenues.

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

As of December 31, 2012, we had a net deferred tax asset of $292,000 attributable to our subsidiaries.  We had total estimated available tax loss carryforwards of $11.4 million with respect to our operations in Israel and our subsidiaries had estimated total available tax loss carryforwards of $8.7 million, of which $7.4 million was attributable to our U.S. subsidiary, which may be used as an offset against future taxable income for periods ranging between 6 and 19 years.  As of December 31, 2012, we recorded a full valuation allowance on these carryforward tax losses due to the uncertainty of their future realization.  Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

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

The only goodwill on our balance sheet as of December 31, 2012 relates to certain of our subsidiaries within the Perimeter Products segment.  During 2011 and 2012 no impairment losses were identified.

The material assumptions used for the income approach for 2012 were five years of projected net cash flows, a discount rate of 14% and a long-term growth rate of 1%.  We considered historical rates and current market conditions when determining the discount and growth rates to use in our analysis.  If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill. As required by ASC 820, “Fair Value Measurements and disclosures,” we apply assumptions that market place participants would consider in determining the fair value of a reporting unit.

Impairment of long lived assets

Our long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360 “Property, Plant, and Equipment” whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable.  Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During 2011 and 2012, no impairment losses were identified.

Functional Currency and Financial Statements in U.S. Dollars

While our functional currency is the NIS, our reporting currency is the U.S. dollar.  Translation adjustments resulting from translating our financial statements from NIS to the U.S. dollar are reported as a separate component in shareholders’ equity.  As of December 31, 2010, 2011 and 2012, our foreign currency translations totaled $3.4 million, $0.6 million and $2.2 million, respectively.

During the years ended December 31, 2010 and 2012, we recorded accumulated foreign currency translation income of approximately $1.2 million and $0.3 million, respectively.  During the year ended December 31, 2011 we recorded accumulated foreign currency translation expense of approximately $0.6 million, included in our balance sheets as part of “accumulated other comprehensive income.” As of December 31, 2010, 2011 and 2012, foreign currency translation adjustments, net of $5.1 million, $4.5 million and $4.7 million, respectively, were included under “accumulated other comprehensive income.”

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

Concentrations of credit risk

Financial instruments that are potentially subject to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term bank deposits, unbilled accounts receivable, trade receivables, long-term trade receivables and long-term loans.

Of our cash and cash equivalents and short-term, restricted and long-term bank deposits at December 31, 2012, $38.2 million was deposited with major Israeli banks, whose deposits are insured by the Israeli government.  An additional $8.2 million was deposited mainly with the Royal Bank of Canada and Westpac Bank of Canada, Deutsche Bank and Comerica Bank.  Cash and cash equivalents deposited with U.S. banks or other banks may be in excess of insured limits and are not insured in other jurisdictions.  Generally these deposits maybe redeemed upon demand and therefore bear low risk.

The short-term and long-term trade receivables and the unbilled accounts receivable of our company and our subsidiaries are derived from sales to large and solid organizations located mainly in Israel, the United States, Canada, Mexico and Europe.  We perform ongoing credit evaluations of our customers and to date have not experienced any material losses.  An allowance for doubtful accounts is determined with respect to those amounts that we have determined to be doubtful of collection and in accordance with an aging policy.  In certain circumstances, we may require letters of credit, other collateral or additional guarantees.  During the years ended December 31, 2010, 2011 and 2012, we recorded $601,000, $411,000 and $413,000 of expenses related to doubtful accounts, respectively.  As of December 31, 2012, our allowance for doubtful accounts amounted to $1 million.

In connection with a possible future cooperation between us and a third party entity, in 2006, we granted a loan to that entity, secured by a personal guarantee of its beneficial owner.  However, due to anticipated difficulties in implementation of the projects for which the loan was provided, we estimated in 2008 that 50% of the loan will not be repaid and therefore, recorded a provision of $550,000 attributable to the loan.  In 2009, we further evaluated the likelihood of repayment of this loan and recorded an additional provision of $319,000 attributable to this loan.  In 2010, due to anticipated difficulties in the implementation of the projects for which the loan was provided we estimated that the repayment of the loan was not probable, and therefore made a provision for the entire loan balance of $206,000.

As of December 31, 2012, we have no significant off-balance sheet concentration of credit risks, such as foreign exchange contracts or foreign hedging arrangements, except derivative instruments, which are detailed below.

Results of Operations

In 2012, we continued to benefit from the increase in governmental spending in certain territories that began in 2011, after few years of reduction, which led to the initiation of new projects.  We believe that this trend is continuing and that government spending in certain territories is returning to previous levels.

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

The following table presents certain financial data expressed as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
Revenues	100%	100%	100%
Cost of revenues	63.2	55.4	56.8
Gross profit	36.8	44.6	43.2
Operating expenses:
Research and development, net	8.3	4.4	5.2
Selling and marketing, net	22.7	21.9	21.3
General and administrative	15.3	9.8	9.5
Other income	-	(2.6)	-
Operating income (loss)	(9.5)	11.1	7.2
Financial income (expenses), net	(1.9)	0.9	(0.6)
Income (loss) before income taxes	(11.4)	12.0	6.5
Income taxes	1.2	0.9	1.3
Net income (loss)	(12.6)	11.1	5.3

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

Revenues.  Revenues decreased by 12.3% to $77.7 million for the year ended December 31, 2012 from $88.6 million for the year ended December 31, 2011.  Revenues from sales of perimeter systems increased by 13.1% to $33.9 million in 2012 from $30 million in 2011, primarily due to continued governmental spending,  Revenues from security turnkey projects decreased by 24.6% to $45 million in 2012 from $59.7 million in 2011, primarily due to the early 2012 completion of the Gabonese Republic Project.  We anticipate that our revenues will increase in 2013, as a result of anticipated improvements in economic conditions in certain territories and increases in governmental spending.

Cost of revenues. Cost of revenues decreased by 10% to $44.2 million for the year ended December 31, 2012 from $49.1 million for the year ended December 31, 2011.  This decrease was primarily due to the decrease in revenues.  Cost of revenues as a percentage of revenues increased to 56.8% in 2012 from 55.4% in 2011, primarily due to the decreased sales without a matching decrease in fixed costs and due to a mix of projects. Our cost of revenues as a percentage of revenues was positively impacted by the appreciation of the NIS against the U.S. dollar in 2012.

Research and development expenses, net.  Research and development expenses, net increased by 3.7% to $4 million for the year ended December 31, 2012 from $3.9 million for the year ended December 31, 2011.

Selling and marketing expenses, net.  Selling and marketing expenses, net decreased by 14.9% to $16.5 million for the year ended December 31, 2012 from $19.4 million for the year ended December 31, 2011.  The decrease in selling and marketing expenses in 2012 was primarily due to decreased sales commissions in 2012 compared with 2011, as well as lower associated expenses such as royalties. The decrease is also attributable to the average exchange rate appreciation of the NIS and the Mexican Peso against the U.S. dollar in 2012, which decreased the U.S. dollar value of our NIS and Mexican Peso denominated expenses.  Selling and marketing expenses, net amounted to 21.3% and 21.9% of revenues in 2012 and 2011, respectively.

General and administrative expenses.  General and administrative expenses decreased by 14.7% to $7.4 million for the year ended December 31, 2012 from $8.7 million for the year ended December 31, 2011.  The decrease in general and administrative expenses in 2012 was primarily due to the decreased compensation paid to our management, as well as the impact of the average exchange rate appreciation of the NIS against the U.S. dollar in 2012, which increased the U.S. dollar value of our NIS and Canadian dollar denominated general and administrative expenses.  General and administrative expenses amounted to 9.5% of revenues in 2012 compared to 9.8% in 2011.

Other income.   In 2011, we collected an arbitration award of approximately $2.5 million and recorded income of $2.3 million from the arbitration, net of legal expenses.  We did not record any other income in 2012.

Operating profit.  We had an operating profit of $5.6 million for the year ended December 31, 2012 compared to an operating profit of $9.8 million for the year ended December 31, 2011.  The operating profit of our business segments for the years ended December 31, 2012 and 2011 were as follows:

	Year Ended December 31,
	2011	2012
	(In thousands)
Perimeter products	$2,665	$4,409
Turnkey projects	5,224	1,634
Other income	2,304	-
Eliminations	(382)	(486)
Total	$9,811	$5,557

Our perimeter products segment recorded operating income of $4.4 million for the year ended December 31, 2012 compared to operating income of $2.7 million for the year ended December 31, 2011, primarily as a result of increased sales of perimeter products due to continued governmental spending,. Our turnkey project segment recorded operating income of $1.4 million in the year ended December 31, 2012 compared to operating income of $5.2 million for the year ended December 31, 2011.  We experienced extraordinary results in 2011 mainly due to the revenues generated by the African Cup of Nations Football Championship project.

Financial expenses (income), net.  Our financial expenses, net, for the year ended December 31, 2012 were $0.5 million compared to financial income, net of $0.8 million for the year ended December 31, 2011.  The change was primarily attributable to foreign exchange losses, net of $0.5 million in the year ended December 31, 2012 compared to foreign exchange gains, net of $1.4 million in the year ended December 31, 2011, which was partially set off by $0.4 million of income attributable to forward transaction.

Income taxes. We recorded income tax expense of $1 million for the year ended December 31, 2012 compared to income tax expense of $0.7 million for the year ended December 31, 2011. Tax expenses primarily relate to the tax expenses of our foreign subsidiaries in Mexico and Germany, uncertain tax provisions and a valuation allowance recorded with respect to tax withheld by our clients in 2012.

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

Cost of revenues. Cost of revenues increased by 56.3% from $31.4 million for the year ended December 31, 2010 to $49.1 million for the year ended December 31, 2011.  This increase was primarily due to the increase in revenues. Cost of revenues as a percentage of revenues decreased from 63.2% in 2010 to 55.4% in 2011, primarily due to the increased sales without a matching increase in fixed costs and better mix of projects. Our cost of revenues as a percentage of revenues was adversely impacted by the devaluation in the NIS and Canadian dollar against the U.S. dollar in 2011, as the percentage of our cost of revenues denominated in NIS and Canadian dollars is higher than the percentage of revenues denominated in NIS and Canadian dollars.

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

The appreciation of the NIS, the Mexican Pesos and the Canadian dollar in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked assets and the U.S. dollar amounts of any unlinked liabilities and increasing the U.S. dollar value of revenues and expenses denominated in other currencies.  Conversely, the depreciation of the NIS, the Mexican Peso and the Canadian dollar in relation to the U.S. dollar has the effect of reducing the U.S. dollar value of any of our liabilities which are payable in NIS, Mexican Pesos or in Canadian dollars (unless such costs or payables are linked to the U.S. dollar).  Such depreciation also has the effect of decreasing the U.S. dollar value of any asset that is denominated in NIS, Mexican Pesos and Canadian dollars or receivables payable in NIS, Mexican Pesos or Canadian dollars (unless such receivables are linked to the U.S. dollar).  In addition, the U.S. dollar value of revenues and expenses denominated in NIS, Mexican Pesos or Canadian dollars would increase.  Because foreign currency exchange rates fluctuate continuously, exchange rate fluctuations may have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6
2010	2.7	(6.0)	8.7
2011	2.2	7.7	(5.5)
2012	1.6	(2.3)	3.9

In addition, the U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the Canadian dollar.  In 2011, the Canadian dollar depreciated against the U.S. dollar by 2.3% and in 2012 the Canadian dollar appreciated against the U.S. dollar by 2.6%.

In 2012, foreign currency fluctuations had a negative impact on our results of operations as we recorded foreign exchange losses, net of $0.5 million, compared to $1.4 million of foreign exchange income, net in 2011.  We expect that our results of operations will continue to be affected by currency fluctuations in the future.

To manage this risk, from time to time, we have entered into forward exchange contracts to hedge some of our foreign currency exposure relating to bank deposits and unbilled accounts receivable denominated in foreign currencies.  During 2012, we recorded $410,000 in financial income. During 2011, these forward transactions had no impact on our results and in 2010, we did not purchase any forward contracts.

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

Effective Corporate Tax Rate

Under the Tax Burden Reform (Legislative Amendments), 2011 which, among others, cancels the scheduled progressive reduction in the corporate tax rate, the effective corporate tax rate and capital gains tax was set at 25% in 2012 and thereafter.  However, certain of our manufacturing facilities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended, commonly referred to as the Investments Law, and, consequently, are eligible, subject to compliance with specified requirements, for tax benefits beginning when such facilities first generate taxable income.  The tax benefits under the Investments Law are not available with respect to income derived from products manufactured outside of Israel.  We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities.  Subject to certain restrictions, we are entitled to a tax exemption in respect of income derived from our approved facilities for a period of two years, commencing in the first year in which such income is earned, and will be entitled to a reduced tax rate of 10% to 25% for an additional five to eight years depending on our compliance as a foreign investors’ company.  If we do not qualify as a foreign investors’ company, we will instead be entitled to a reduced rate of 25% for an additional five years, rather than eight years.  A foreign investors’ company is defined in the Investments Law as a company in which more than 25% of its shareholders are non-Israeli residents.  Pursuant to the Investments Law, a foreign investors’ company is entitled to benefits for a period of up to ten years (the actual length of the benefits period is graduated based on the percentage of foreign ownership).

Our effective corporate tax rate may substantially exceed the Israeli tax rate since our U.S.-based subsidiaries will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities.  Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate, which will apply to us.

As of December 31, 2012, we had net deferred tax assets of $292,000 attributable to our subsidiaries.  We had total estimated available carryforward tax losses of $11.4 million with respect to our operations in Israel to offset against future taxable income.  We have recorded a full valuation allowance for such carryforward tax losses due to the uncertainty of their future realization. As of December 31, 2012, our subsidiaries had estimated total available carryforward tax losses of $8.7 million, which may be used as an offset against future taxable income for periods ranging between 6 and 19 years.  As of December 31, 2012, we recorded a full valuation allowance for our subsidiaries’ carryforward tax losses due to the uncertainty of their future realization. Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state tax law provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation.  Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade.  Israel is also a member of the Organization for Economic Co-operation and Development, or the OECD, an international organization whose members are governments of mostly developed economies.  The OECD’s main goal is to promote policies that will improve the economic and social well-being of people around the world.  In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan.  These preferences allow Israel to export products covered under such programs either duty-free or at reduced tariffs.

Israel and the European Union Community, known as the “European Union,” concluded a Free Trade Agreement in July 1975 that confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years.  In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area.  The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries.  On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the “EFTA,” established a free-trade zone between Israel and the EFTA nations.  In November 1995, Israel entered into a new agreement with the European Union, which includes a redefinition of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the European Union.  In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and the Asia-Pacific region.  In addition, Israel has entered into a free trade agreement with the MercoSur countries (Brazil, Paraguay, Argentina and Uruguay) which became fully effective in September 2011.  Generally, the purpose of this agreement is to reduce the custom rates between Israel and these countries and to abolish them completely in certain cases.  Israel is the first country outside of Latin America to enter into such an agreement with the MercoSur countries.

Recently Issued Accounting Standards

In June 2011, the FASB issued ASU No. 2011-05, Topic 220 - Presentation of Comprehensive Income, which requires an entity to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This guidance is effective for fiscal years and interim periods, beginning after December 15, 2011. Our adoption of this standard did not have a material impact on our financial position or results of operations.

B.	Liquidity and Capital Resources

From our inception until our initial public offering in March 1993, we financed our activities mainly through cash flow from operations and bank loans.  In March 1993, we received proceeds of $9.8 million from our initial public offering of 1,380,000 ordinary shares.  Subsequently, we made follow-on public offerings, in February 1997 (of 2,085,000 ordinary shares) and in April 2005 (of 1,700,000 ordinary shares), in which we raised $9.4 million and $14.9 million, respectively.  To allow us to begin to implement our 2010 strategic plan, on September 8, 2010, Ki Corporation Limited, or Ki Corporation, a company affiliated with Mr. Nathan Kirsh, our principal shareholder, provided us with a bridge loan of $10.0 million.  To repay the loan and to raise permanent capital for general working capital purposes including facilitating the implementation of our new business strategy, in July and August 2011 we raised $16.2 million from a rights offering of 5,273,274 ordinary shares and a private placement of 150,000 of our ordinary shares.

In connection with our acquisition of WebSilicon in January 2013, we paid the former owners $2.6 million in cash. In addition, we issued warrants having a fair value of $1.5 million to purchase 898,204 of our Ordinary shares at an exercise price of $4.16 per share.  The proceeds of such exercise, if any, will be used for working capital purposes.

We expect that our total research and development expenses in 2013 will be approximately $3.8 million. Our research and development plan for 2013 covers the following main areas:

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

o
High-end systems – PSIM systems, mainly used as part of a turnkey solution, is a comprehensive command and control solution, designed for entities requiring management of security, safety, site management and dispatching.  These systems are designed to manage both daily routines and crisis situations. Cyber security management is being developed as part of our PSIM system with the concept of integrated logical and physical security solutions.

o	Low-end systems – Basic SMS typically used for managing and controlling the PIDS of a site.

o	We are also developing an interface package to facilitate integration of our sensors into a third party SMS/command and control system.

o
Video systems – We will continue to develop our video management software to improve the IVA and cope with advanced video protocols such as regular IP streaming, megapixel and high definition video cameras.

Our working capital at December 31, 2011 and 2012 was $40.5 million and $49.2 million, respectively.  Cash and cash equivalents amounted to $32.6 million at December 31, 2011 compared to $39.5 million at December 31, 2012.  Short-term and long-term bank deposits, restricted bank deposits and escrow deposits amounted to $7.5 million at December 31, 2011 compared to $7 million at December 31, 2012.  Our cash and cash equivalents, short and long-term bank deposits are held in various banks, mainly in U.S. dollars, Euros, NIS and Canadian dollars.

We believe that our cash and cash equivalents, bank facilities, bank deposits and our expected cash flows from operations in 2013 will be sufficient to meet our cash requirements through 2014.  However, our liquidity could be negatively affected by a decrease in demand for our products, including the impact of potential reductions in customer purchases that may result from the current general economic climate.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2010	2011	2012
	(in thousands)
Net cash provided by (used in) continuing operations	$(3,980)	$20,418	$5,706
Net cash (used in) discontinued operations	(17)	-	-
Net cash provided by (used in) operating activities	(3,997)	20,418	5,706
Net cash (used in) investing activities	(1,116)	(3,611)	(1,048)
Net cash provided by financing activities	8,709	1,833	961
Effect of exchange rate changes on cash and cash equivalents	1,131	(2,614)	1,222
Increase in cash and cash equivalents	4,727	16,026	6,841
Cash and cash equivalents at the beginning of the year	11,869	16,596	32,622
Cash and cash equivalents at the end of the year	$16,596	$32,622	$39,463

Net cash provided by operating activities was approximately $5.7 million in the year ended December 31, 2012 compared to net cash provided by operating activities of $20.4 million in the year ended December 31, 2011 and net cash used in operating activities of $4 million in the year ended December 31, 2010.  Net cash provided by operating activities in the year ended December 31, 2012 was primarily attributable to $1.2 million of depreciation and amortization expenses, $0.2 million of stock based compensation, a decrease in other accounts receivable and prepaid expenses of $2.9 million, unbilled accounts receivables of $2.6 million, inventory of $1.4 million, long term trade receivables of $0.4 million and an increase of $0.8 million in customer advances. This was offset in part by an increase of $4.1 million in trade receivables, a decrease in other accounts payable and accrued expenses of $3.3 million and a decrease of $0.4 million in accrued severance pay.

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

Net cash used in investing activities was approximately $1 million for the year ended December 31, 2012 compared to net cash used in investing activities of approximately $3.6 million for the year ended December 31, 2011 and net cash used in investing activities of approximately $1.1 million for the year ended December 31, 2010. In the year ended December 31, 2012, our net cash used in investing activities was primarily attributable to restricted long term and short term bank deposits of $0.2 million and $1.5 million, respectively, and a purchase of property and equipment for $1.7 million. These amounts were offset in part by the sale of short term bank deposits of $0.2 and the realization of $2.1 million from the release of funds from a restricted deposit.

In the year ended December 31, 2011, our investments in restricted long term and short term bank deposits were $2.0 million and $3.2 million, respectively, and we purchased $1.2 million and $28,000, respectively, of property and equipment and know-how and patents. These amounts were offset in part by the sale of short term bank deposits of $31,000, the realization of $2.8 million from the release of funds from a restricted deposit and proceeds of $50,000 from sale of property and equipment.

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

In the year ended December 31, 2012, net cash provided by financing activities was $1 million, primarily attributable to $1.1 million proceeds from issuance of shares upon exercise of options and employee stock purchase plan.

In the year ended December 31, 2011, net cash provided by financing activities was $1.8 million, primarily attributable to the $16.2 million derived from the previously mentioned rights offering and private placement.  This was offset by the repayment of the $10.4 million bridge loan received from Ki Corporation (including accrued interest) and the repayment of short term and long term bank credit of $3.5 million and $0.5 million, respectively.

In the year ended December 31, 2010, net cash provided by financing activities was $8.7 million, primarily attributable to the $10 million bridge loan that we received from Ki Corporation and an increase in short term bank credit of $0.5 million, which amounts were offset in part by the repayment of long term loans of $1.9 million.

We had capital expenditures of approximately $0.4 million, $1.2 million and $1.7 million in the years ended December 31, 2010, 2011 and 2012, respectively.  These capital expenditures were principally for computers, other machinery, land for one of our subsidiaries' offices and equipment and for expanding and renovating our facilities.  We estimate that our capital expenditures for 2013 will total approximately $1.7 million, all of which will relate to our perimeter security and project segments.  We expect to finance these expenditures primarily from our cash and cash equivalents and our operating cash flows.  However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions and changes in the demand for our products.

Credit Lines and Other Debt

Short-term and long-term bank credit at December 31, 2011 and 2012 was $5.4 million and $5.4 million, respectively.  Our highest level of short-term and long-term bank borrowings in the years ended December 31, 2011 and 2012 was $9.9 million and $5.4 million, respectively.

As of December 31, 2012, we had credit lines with Bank Leumi Le-Israel B.M., or Bank Leumi, Union Bank of Israel Ltd., or Union Bank, and Bank Hapoalim B.M., or Bank Hapoalim, totaling $24.4 million in the aggregate (of which $8.3 million is reserved exclusively for guarantees out of which $4 million was available as of December 31, 2012).  Our credit lines at Bank Leumi and Union Bank have no restrictions as to our use of the credit, while our credit line at Bank Hapoalim is restricted to projects execution.  Our loans under these credit lines are denominated in NIS.  We are not under any obligation to maintain financial ratios or other terms in respect of our credit lines. In addition, as of December 31, 2012, our subsidiaries had credit lines with the Royal Bank of Canada, Deutsche Bank and Helm Bank of $4.2 million in the aggregate, of which $2.5 million was available at December 31, 2012.

Our Canadian subsidiary, which is primarily engaged in sale of perimeter products and turnkey projects, has undertaken to maintain general covenants and the following financial ratios and terms in respect of its outstanding credit lines: a quick ratio of not less than 1.25:1; a ratio of total liabilities to tangible net worth of not greater than 0.75:1; and tangible net worth of at least $10.0 million.  As of December 31, 2012, our Canadian subsidiary was in compliance with these ratios and terms.

As of December 31, 2012, our outstanding balances under our credit lines in Israel consisted of:

•	Short-term NIS-denominated loans of approximately $5.4 million, bearing interest at an average rate of 3%;

•	Several bank performance and advance payment guarantees totaling approximately $4.3 million, at an annual cost of 1%-1.5%; and

•	An immaterial amount of long-term NIS-denominated loans.

As of December 31, 2012, the outstanding balances under the credit lines of our subsidiaries consisted of several bank performance and advance payment guarantees totaling approximately $1.7 million, at an annual cost of 1.5% -1.8%.

C.	Research and Development, Patents and Licenses.

Government Grants

We participate in programs sponsored by the Israeli Government for the support of research and development activities.  In the past we have received royalty-bearing grants from the OCS for certain of our research and development projects for perimeter security products.  We did not obtain any grants from the OCS in the past three years. We are obligated to pay royalties to the OCS amounting to 3.5%  of revenues derived from sales of the products funded with these grants and ancillary services, up to 100% of the grants received, linked to the U.S. dollar.  All grants received after January 1, 1999 also bear interest equal to the 12 month LIBOR rate.  The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales no payment is required.

For the three years ended December 31, 2012, we paid the OCS royalties in the amount of $0, $68,000 and $178,000, respectively.  These royalties related to sales of perimeter security products and management security systems. As of December 31, 2012, we had a contingent obligation to pay royalties to the OCS in the amount of approximately $1.1 million upon the successful sale of perimeter security products developed under research and development programs sponsored by the OCS.

Investment Tax Credit

Our Canadian subsidiary is eligible for investment tax credits for its research and development activities and for certain current and capital expenditures.  For the years ended December 31, 2012, 2011 and 2010, our Canadian subsidiary recognized $280,000, $268,000 and $239,000, respectively, of investment tax credits.

In addition, as of December 31, 2012, our Canadian and U.S. subsidiaries had available investment tax credits of approximately $1.3 million in Canada and $100,000 in the U.S. to reduce future federal and provincial income taxes payable.  These credits will expire in 2027 through 2032 in Canada and 2019 through 2023 in the U.S. As of December 31, 2012, our subsidiaries made a full valuation allowance in respect of such investment tax credits.

D.	Trend Information.

We recorded profits in 2011 and 2012 following three years of losses.  The shift from losses in 2010 to profits in 2011 and 2012 is mainly attributable to increased governmental spending in certain territories which led to new projects in 2011 and 2012, while in 2010 the market was still influenced by the global economic slowdown and the reduction in governmental spending.

To the extent this trend continues in 2013, we believe that the combination of increased revenues and the impact of the implementation of our strategic plan will result in continued profitable operations.

E.	Off-Balance Sheet Arrangements.

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations.

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2012 and the effect we expect them to have on our liquidity and cash flow in future periods.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(in thousands)
Long-term bank debt obligations	$39	$33	$6	-	-
Operating lease obligations	$2,489	$766	$687	$356	$680
Other long-term liabilities reflected on our balance sheet under U.S. GAAP	$3,283	-	-	-	$3,283
Total	$5,811	$799	$693	$462	$3,857

In addition, we have guaranteed advance payments, the performance of our work and provided warranties for the performance of our work to certain of our customers (usually governmental entities).  Such guarantees are required by contract for our performance during the installation and operational period of projects throughout Israel and the rest of the world.  The performance guarantees typically expire soon after certain milestones are met and warranty guarantees typically expire at the end of the warranty period.  The maximum potential amount of future payments we could be required to make under our guarantees at December 31, 2012 was $6 million.  We have not recorded any liability for such amounts as we believe our performance will not result in any claims.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management.

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Barry Stiefel	63	Chairmen of the Board of Directors
Shaul Kobrinsky (1)(2)(3)(4)	60	External Director
Eitan Livneh	59	Director, President and Chief Executive Officer
Mark Rosenberg	49	Director
Liza Singer (1)(2)(3)(4)	42	External Director
Doron Steiger (1)(3)	55	Director
Yitzhak Zoran (4)	69	Director
Yehonatan Ben-Hamozeg	54	Senior Vice President – Product Development and Projects
Hagai Katz	62	Senior Vice President – Marketing and Business Development
Ilan Ovadia	46	Senior Vice President – Finance, Chief Financial Officer and Secretary
Eli Sananes	48	Senior Vice President –Global Sales
______________
(1) Member of our audit committee.
(2) Member of our investment committee.
(3) Member of our Compensation Committee
(4) Member of our mergers and acquisitions committee

Messrs. Kobi Even-Ezra and Jacob Perry submitted their resignations as directors in January 2013.

Barry Stiefel has served as the chairman of our board of directors since February 2013 and as a director since November 2008.  Mr. Stiefel serves as the Manager of the Kirsh Family Office in London, England, since 2006. The Kirsh Family Office administers and monitors the investments made by the Kirsh Group worldwide. Ki Corporation, which is owned by the Kirsh Group, is the largest shareholder of our company. Since 2001, Mr. Stiefel served as a consultant for a number of companies, including Premedia Limited and its subsidiaries.  Previously, Mr. Stiefel was the chief executive officer of Meridian VAT Reclaim Group, which he founded, as a consultant in the field of trade finance and as finance director of Fisher Brothers Lumber Company Limited, a South African company.  Mr. Stiefel holds a B.Sc. degree in Mathematics and Chemistry and a B.A. degree in Accounting, both from the University of the Witwatersrand.  Mr. Stiefel is a chartered accountant in South Africa and is registered as an auditor (not in public practice) in the United Kingdom.

Shaul Kobrinsky has served as an external director since July 2004 and is the chairman of our Audit Committee and Compensation Committee.  Mr. Kobrinsky has served as the President and Chief Executive Officer of Urdan Industries Ltd., an investment and holding company since 1997.  Since 2003 and until 2011 Mr. Kobrinsky served as senior managing director of The Alagem Capital Group, a Beverly Hills based investment group. Mr. Kobrinsky serves as an active Chairman of and a partner in "Pharm-Up/Novolog/Trylog" - Israel largest Ethical Pharma & Clinical trials distribution Company. Previously, Mr. Kobrinsky served as chief executive officer of Cargal Ltd., an Israeli company that manufactures corrugates and as deputy managing director of Clal Industries Ltd., a holding and investment company.  Mr. Kobrinsky was a member of the Antitrust Court and he now serves as a Chairman of the Israeli Manufacturers’ Association Antitrust Committee. Mr. Kobrinsky holds a B.A. degree in Economics from Tel Aviv University.

Eitan Livneh has served as our president and chief executive officer since August 2009 and was appointed a director by our Board of Directors on November 27, 2012.  Prior to joining our company and from February 2007, Mr. Livneh served as President and chief executive officer of Tadiran Telecom Ltd., a leading Israel-based telecommunications company.  Between January 2000 and February 2007, Mr. Livneh was the chief executive officer of Elgo Irrigation Ltd., and prior to that, a general manager at Packer Plada Group Ltd and vice president, marketing and assistant to the President of Elisra Electronic Systems Ltd.  Mr. Livneh holds a B.A. degree in Economics and Business Administration from Bar-Ilan University, Tel Aviv, Israel.

Mark Rosenberg has served as a director since August 2011 and as an alternate director on behalf of Mr. Kirsh on the Board of Directors since 2008.  Since May 2007, Mr. Rosenberg has served in various senior positions with the Kirsh Family Office. From 2001 until 2007, Mr. Rosenberg served as the managing director of JDR Reactive Limited, a property maintenance company that he founded and subsequently sold.  Previously, Mr. Rosenberg served as Director of New Business Development and legal officer of Leaf (Pty) Ltd., a South African mobile telecommunications company, Director of the Private Equity, M&A and Black Empowerment Investment Division of Fusion Capital Limited, a South African listed financial services group and as a Senior Manager, Investment Banking Division of Standard Bank of SA Limited.  Mr. Rosenberg also served as an Articled Clerk and then as a senior professional with Edward Nathan & Friedland, Attorneys in South Africa and was a University Law Lecturer. Mr. Rosenberg holds a Bachelor of Commerce degree, a Bachelor of Law degree and a Higher Diploma in Company Law, all of which were granted by the University of  the Witwatersrand in South Africa.

Liza Singer has served as an external director since June 2010.  Since 2003, Ms. Singer has served as the owner’s representative of the Lewis Trust Group, an investment assessment and development entity that focuses on tourist projects and the development of marine and hotels resorts.  During 2007, Ms. Singer also served as the chief operating officer and country manager of Brack Capital Real Estate.  Previously, Ms. Singer served as the Vice President of Business Development of the Baran Group, a provider of engineering and construction services, as investment director of Syntek Capital, a private-equity investment company and as an associate at APAX Partners & Co., a venture capital fund.  Previously Ms. Singer worked at Kesselman & Kesselman, the Israeli member firm of PriceWaterhouseCoopers and at Gornitzky & Co. a leading Israeli law firm.   Ms. Singer has an LL.B degree, a B.A. degree in accounting and an M.B.A. degree, all from Tel Aviv University.  Ms. Singer is a certified public accountant (Israel) and a registered lawyer with the Israeli Bar Association.

Doron Steiger has served as an independent director since August 2012. Mr. Steiger works as a self-employed business consultant.  Since 2007, Mr. Steiger has also served as the Chairman of the Board of Directors of Kerur Holdings Ltd., an Israeli public company traded on the Tel Aviv Stock Exchange, or TASE. Since April 2012, Mr. Steiger has also served as the Executive Chairman and business adviser of Kibutz Revivim.  From 2006 through 2009, Mr. Steiger was a co-partner of Art PE, a private equity fund. From 1998 through 2012, Mr. Steiger was a co-founder and managing partner of Dirad Investments Ltd., a private equity investment firm and served as a board member in various companies. Mr. Steiger acted as the CEO of the Israel Corporation Limited from 1996 to 1997.  Between the years 1993 and 1996, Mr. Steiger was the Deputy CEO of Clal Industries Ltd. Mr. Steiger holds a B.A. in Economics and an M.B.A. in finance, both from Tel Aviv University.

Yitzhak Zoran has served as an independent director since August 2012.  Since 2003, Mr. Zoran has served as the Chairman of the Board of A.D.T. (Advanced Dicing Technologies) Ltd.. Previously, he served as a director of Elisra Electronic Systems Ltd. (from 2006 until 2011), Sagantec Ltd. (from 2004 to 2005); R.S.L, a publicly traded company on the TASE (from 2001 to 2004) and as Chairman of the Board of MEA Testing Systems Ltd. (from 2007 to 2009). From 1999 to 2004, Mr. Zoran was the Chairman of the Board of Directors of Solid Applied Technologies Ltd. and before than he was the Managing Director of Marathon V.C., a venture capital fund publicly traded on the TASE, and acted on Marathon’s behalf as the Chairman of the Board of various companies, including, Optibase Ltd. (NASDAQ: OBAS), Pegasus Ltd., Nanomotion Ltd., Zinukim Ltd, IRLAN Ltd., Optinetix Ltd and Celltronix Ltd., as well as serving as a member of the Board of Directors of B.O.S. Better Online Solutions Ltd. (NASDAQ: BOSC) and Arel Communications & Software Ltd. (NASDAQ: ARLCF) and several privately held companies.  From 1994 until 1995, Mr. Zoran was the President and CEO of Iturit Communication Industries Ltd. Mr. Zoran served as the President and CEO of Elisra . from 1989 to 1993.  Mr. Zoran was an officer in the Israeli Navy from 1966 to 1970 and the recipient of the Israel Defense Prize from the Ministry of Defense for the development of naval electronic warfare systems for the Israeli Navy. Mr. Zoran also received the “Itur Mofet,” a prestigious military decoration.  Mr. Zoran holds a degree of B.Sc.E.E. from the Technion-the Israeli Institute of Technology.

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

Hagai Katz has served as our senior vice president - marketing and business development since July 2010, and previously served as our general manager, Israel division and corporate vice president - marketing and products from January 2009.  Prior to joining our company and from 2007, Mr. Katz served as the chief executive officer of Transtech Airport Solutions Ltd.  From 2004 to 2007, Mr. Katz served as the chief executive officer of UAV Tactical Systems Ltd., based in the United Kingdom.  Prior to that, Mr. Katz served in a number of leading technology companies, including NICE Systems (NASDAQ: NICE), where he served in various senior positions including chief operating officer and President of its video division.  Mr. Katz holds a B.A. degree in Computer Sciences from the Technion - Israel Institute of Technology and a M.Sc. degree in Business Engineering from the Ben-Gurion University of the Negev.

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

Eli Sananes joined our company in April 2012 as our senior vice president –global sales. Prior to joining our company and since June 2011, Mr. Sananes was the co-founder and manager of SmartHome Solutions Ltd., a start-up in the smart home consumer space.  Between January 2010 and November 2011, Mr. Sananes served as the General Manager of Ethos Networks (currently known as Tejas Israel Ltd.), a hi-tech company which was acquired by Tejas Networks India. Previously and from 2007, Mr. Sananes acted as the VP Sales and Business Development of Ethos Networks Ltd. Prior to that, Mr. Sananes served as Mobile Business Unit Manager at Nokia-Siemens Networks, Israel; as Line of Business Manager at Siemens, Germany; as Director, Product Manager at Seabridge Ltd.; and as SC & Planning Manager at Intel Semiconductors Ltd.  Mr. Sananes has a B. Sc in Information Systems Engineering from Ben Gurion University and an MBA degree from the Hebrew University in Jerusalem.

Messrs. Livneh, Rosenberg, Steiger, Stiefel and Zoran will serve as directors until our 2013 annual general meeting of shareholders.  Mr. Kobrinsky and Ms. Singer, who were elected to serve as external directors within the meaning of the Israeli Companies Law, will serve for three year terms expiring on June 22, 2013.

B.	Compensation

During the year ended December 31, 2012, we paid an aggregate compensation of approximately $4.2 million to all of our executive officers and directors as a group (including two directors and one officer who were not affiliated with our company at year end).  As of December 31, 2012, the aggregate amount set aside for retirement and vacation or similar benefits for our directors and executive officers was approximately $1.7 million.  In addition, we have provided automobiles to our executive officers at our expense.  Pursuant to the approval of our shareholders in 2007, Mr. Jacob Even-Ezra, our former board member and Chairman of the Board of Directors, is provided with an automobile and is reimbursed for the costs of a chauffeur.

We paid Mr. Perry, who acted as the chairman of our board of directors until February 15, 2013, a monthly salary of NIS 55,337 (approximately $15,500).  In 2012, we paid Mr. Perry an annual bonus of approximately $600,000.  During November and December, 2012, Mr. Perry was provided with the use of an executive level car  and during 2012, he also was provided a  mobile phone and reimbursement of home communication expenses of up to NIS 1,000 a month (approximately $280).

We pay our external directors and our independent directors (directors who are not employees of our company or officers or employees of any entity that beneficially owns 5% or more of our ordinary shares) an annual fee of NIS 216,092 (approximately $56,000) and a fee of NIS 2,515 (approximately $700) for each board or committee meeting that they attend.  Such amounts are linked to the Israeli consumer price index, or CPI, and are updated on a semi-annual basis and accordingly, were adjusted to reflect changes in the CPI in February and August 2012 and February 2013.

As of December 31, 2012, our directors and executive officers as a group, then consisting of 13 persons, held options to purchase an aggregate of 649,332 ordinary shares, having exercise prices ranging from $3.48 to $7.59.  Generally, the options vest over a two to four years period.  Of such options, options to purchase 300,000 ordinary shares expire in three equal portions of 100,000 ordinary shares each in May 2013, May 2014 and May 2015; options to purchase 98,000 ordinary shares expire in four equal portions of 24,500 each, in April 2013, 2014, 2015 and 2016, respectively; options to purchase 25,000, and 58,000 ordinary shares expire in December 2014 and 2015, respectively; options to purchase 20,833 ordinary shares expire in each of November 2015, February 2016, May 2016 and August 2016; Options to purchase 85,000 ordinary shares expire in three equal portions in each May 2016, 2017 and 2018 or earlier upon termination of employment as an executive officer or service as a director of our company.  564,332 of such options were granted under our 2003 Stock Option Plan and 85,000 of such options were granted under 2010 Stock Option Plan.  See this Item 6E. “Directors, Senior Management and Employees - Share Ownership - Stock Option Plans.”

Pursuant to recent amendments to the Israeli Companies Law, we are required to adopt a compensation policy and follow certain approval requirements with respect to the compensation of our directors and executive officers.  See below “Board of Directors – Compensation Committee” and Item 10. Additional Information –– Office Holders.

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

External and Independent Directors

External directors.  The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors.  The Israeli Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above as well as a sibling, brother, sister or parent of the foregoing relatives.  In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder.  Furthermore, if the company does not have a controlling shareholder or a shareholder holding at least 25% of the voting rights, “affiliation” also includes a relationship, at the time of the appointment, with the chairman of the board, the chief executive officer, a substantial shareholder or the most senior financial officer of such company. Regulations promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an external director. In addition, no person may serve as an external director if the person’s position or other activities create, or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an external director is appointed, all current members of the board of directors are of the same gender, then that external director must be of the other gender.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

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

Independent Directors.  Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an external director; or (ii) a director that serves as a board member less than nine years and the audit committee has approved that he or she meets the independence requirements of an external director.

In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and that its audit committee have at least three members and be comprised only of independent directors, each of whom satisfies the “independence” requirements of NASDAQ and the SEC.  However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  On June 30, 2006, we provided NASDAQ with a notice that instead of maintaining a majority of independent directors, we follow Israeli law, under which we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors.  In addition, in accordance with the rules of the SEC and NASDAQ, our audit committee is composed of three independent directors, as defined in the rules of the SEC and NASDAQ.

Our board of directors has determined that our external directors, Ms. Singer and Mr. Kobrinsky qualify as independent directors under the requirements of the SEC and NASDAQ.  Our board of directors has further determined that Messrs. Steiger and Zoran both qualify as independent directors under the requirements of the SEC, NASDAQ and the Israeli Companies Law.

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

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee consisting of at least three members, each of whom must be financially literate and satisfy the respective ‘‘independence’’ requirements of the SEC and NASDAQ and one of whom has accounting or related financial management expertise.

Our audit committee is currently composed of Messrs. Kobrinsky and Steiger and Ms. Singer, who satisfy the respective “independence” requirements of the SEC, NASDAQ and the Israeli law.  Our board of directors has determined that Ms. Singer has the requisite accounting and financial expertise to serve as our audit committee financial expert.  The audit committee meets at least once each quarter.  Our audit committee charter is available on our website at www.magal-s3.com.

Compensation Committee

Pursuant to a new amendment to the Israeli Companies Law, effective as of December 12, 2012, each publicly traded company is required to establish a compensation committee which should make recommendations to the board of directors and the shareholders with respect to compensation policy of directors and officers of the company.  The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company.  We have established a compensation committee that is currently composed of Messrs. Kobrinsky and Steiger and Ms. Singer.

Investment Committee

Our board of directors has established an investment committee, which is responsible for the investment of our cash and our hedging transactions.  The investment committee is currently composed of Messrs. Kobrinsky, and Ms. Singer.

Mergers and Acquisitions Committee

Our board of directors has established a mergers and acquisitions committee, which is responsible for the examination and review of merger and acquisition opportunities and making recommendations to the board of directors with respect to such opportunities.  The mergers and acquisitions committee is currently composed of Messrs. Kobrinsky and Zoran and Ms. Singer.

Internal Auditor

Under the Israeli Companies Law, the board of directors of a publicly traded company must appoint an internal auditor nominated by the audit committee.  The role of the internal auditor is to examine whether the company’s actions comply with the law, integrity and orderly business practice.  Under the Israeli Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, office holder or affiliate, nor may the internal auditor be the company’s independent accountant or its representative.  Mr. Daniel Shapira, Certified Public Accountant (Israel) was our internal auditor until July 23, 2012. As of July 23, 2012 Fahn Kanne & Co. acts as our Internal Auditor.

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

Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require the approval of the compensation committee prior, and in addition, to the approval of the board of directors.  However, if the Company duly adopts a compensation plan for its office holders, the approval of the board of directors is not required if the new arrangement only modifies an existing arrangement and the compensation committee determines that such modification is not material.  Generally, the compensation of the CEO must be approved by the compensation committee, the board and of directors and by the majority of the shareholders provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a Personal Interest in the approval of the compensation policy and who participate in the voting, in person, by proxy or by written ballot, at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the approval of the compensation policy do not represent more than 2% of the total voting rights in the company.  The compensation of office holders who are directors must be approved by the compensation committee, board of directors and simple majority vote of the shareholders.  See "Approval of a Compensation Policy for Office Holders" below.

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

Approval of a Compensation Policy for Office Holders

In accordance with recent amendments to the Companies Law, a public company, such as our company, is required to adopt a compensation policy setting forth the principles to govern the terms of office and employment (including cash and equity-based compensation, exemption from liability, indemnification, D&O insurance and other benefits and payments related to the service and employment) of the Office Holders of the company. These amendments to the Companies Law also define the criteria to be considered or included in such compensation policy. The compensation policy needs to be approved no later than September 2013 by the board of directors, after consideration of the recommendations of the compensation committee and by the majority of the company's shareholders provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a Personal Interest in the approval of the compensation policy and who participate in the voting, in person, by proxy or by written ballot, at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the approval of the compensation policy do not represent more than 2% of the total voting rights in the company.

Under certain circumstances and subject to certain exceptions, the board of directors may approve the compensation policy even if not approved by the shareholders as described above, provided that the compensation committee and the board of directors determine, following an additional discussion and based on detailed reasons, that it is for the benefit of the company to adopt such compensation policy.  We intend to comply with these new requirements of the Israeli Companies Law within the required time frame.

Commencing as of December 2012, any changes to compensation terms of Officers are to be approved in accordance with the principles set forth in such amendments to the Israeli Companies Law as if a compensation policy was already in force. In accordance with the Companies Law, as amended, the compensation policy must be re-approved every three years, in the manner described above. The board of directors is responsible for reviewing from time to time the compensation policy and determining whether or not there are any circumstances that require adjustments to the current compensation policy. (See also Item 6. Directors, Senior Management and Employees - Board Practices - Compensation Committee.)

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

Pursuant to the Law for Efficient Enforcement Process in the Securities Authority (Legislation Amendment) 5771-2011, or the Enforcement Law, the Israel Securities Authority, or ISA, may impose fines on public companies, their senior office holders and employees, for certain actions or omissions stipulated in the Enforcement Law.  In addition, pursuant to the Companies Law the ISA has administrative and enforcement authority with respect to certain breaches of corporate governance rules enumerated in the Israeli Companies Law, and the restrictions and limitations on insurance and indemnification of officeholders apply also to proceedings conducted by the ISA pursuant to the Israeli Companies Law.  Generally, the Enforcement Law applies only to companies whose shares are listed on the TASE, including dual listed companies. Although we are currently listed only on the NASDAQ Global Market, ISA has enforcement authority pursuant to the Enforcement Law with respect to the period in which we were dual listed. While almost all of the enumerated actions and omissions that are subject to fines do not apply to dual listed companies, the ISA may impose fines on us or our office holders if we did not make a public filing in Israel of any information or report that was publicly filed with the SEC, or if we did not furnish any information that was required by the ISA. Furthermore, since our rights offerings was also made pursuant to a prospectus under the Israeli Securities Law, ISA has full enforcement authority with respect to the disclosure made by us in such prospectus. Pursuant to the Enforcement Law, a company may not purchase, directly or indirectly, insurance for these proceedings and such insurance if purchased is void.  The Enforcement Law further provides that a company or its controlling shareholder may not, directly or indirectly, indemnify the office holders or employee against, or otherwise pay, fines that were imposed on them pursuant to the Enforcement Law.  However, under the Enforcement Law, if permitted by a company’s articles of association, a company is entitled to purchase insurance and indemnify for payment of damages to any injured person and for expenses incurred by office holders or employees in connection with proceedings conducted against them, including reasonable litigation expenses such as legal fees.  A company may undertake to provide such indemnification in advance.   Accordingly, at our 2011 annual general meeting, our shareholders approved amendments to our Articles of Association allowing us to indemnify and insure our office holders against certain expenses and payments incurred by them or imposed on them as a result regulatory administrative enforcement actions, and also approved an amended indemnification letter to our office holders to implement such changes.

D.	Employees

As of December 31, 2012, we employed 294 full-time employees, of whom 49 were employed in general management and administration, 47 were employed in selling and marketing, 13 were employed in production management, 146 were employed in production, installation and maintenance, and 39 were employed in engineering and research and development.  Of such full-time employees, 133 were located in Israel, 14 were in the United States, 75 were in Canada and 72 were in various other countries.

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

Our relationships with our employees in Israel are governed by Israeli labor legislation and regulations, extension orders of the Israeli Ministry of Labor and personal employment agreements.  We are subject to various Israeli labor laws, collective bargaining agreements entered into from time to time between the Manufacturers Association and the New General Federation of Workers (the Histadrut), as well as collective bargaining arrangements.  Such laws, agreements and arrangements cover a wide range of areas, including minimum employment standards, such as working hours, minimum wages, vacation, procedures for dismissing employees, severance pay and pension plans and special issues, such as equal pay for equal work, equal opportunity in employment and employment of youth and army veterans.  Israeli law requires severance pay upon certain circumstances, including upon the retirement or death of an employee or termination of employment without due cause.  Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration, which amounts also include payments for national health insurance.  In addition, certain of our employees are parties to individual employment agreements.  We generally provide our employees with benefits and working conditions beyond the required minimums.  Each of our subsidiaries provides a benefits package and working conditions which we believe are competitive with other companies in their field of operations.

E.	Share Ownership.

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of March 18, 2013.

Name	Number of Ordinary Shares Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Barry Stiefel	14,000	*
Shaul Kobrinsky	-	-
Eitan Livneh (3)	88,967	*
Mark Rosenberg	-	-
Liza Singer	-	-
Doron Steiger	-	-
Zoran Yitzhak	-	-
Yehonatan Ben-Hamozeg (4)	67,000	*
Hagai Katz (5)	98,000	*
Ilan Ovadia (6)	30,500	*
Eli Sananes (7)	28,334	*

All directors and executive officers asa group (11 persons)	326,801	2.0%
_______________
* Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options or convertible debenture notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 16,123,022 ordinary shares issued and outstanding as of March 18, 2013.

(3)
Includes 83,332 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $4.35 per share that expire in November 2015, February 2016, May 2016 and in August 2016.

(4)	Includes 50,000 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $3.53 per share that expire in December 2014 and in December 2015.

(5)	Includes 98,000 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $4.09 per share that expire in April 2013, 2014, 2015 and 2016.

(6)	Includes 30,500 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $3.53 per share that expire in December 2015.

(7)	Includes 28,334 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $5.14 per share that expire in May 2016.

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

As of December 31, 2012, options to purchase 696,832 ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $4.86 per share.  Options to purchase 278,200 Ordinary shares under the 2003 Plan were exercised during 2012.

2010 Israeli Share Option Plan

In June 2010, we adopted our 2010 Israeli Share Option Plan, or the 2010 Plan.  Under the 2010 Plan, stock options to purchase 510,575 ordinary shares may be granted to our employees, officers, directors and consultants of our company and subsidiaries.  In addition, an aggregate 450,575 ordinary shares that remained available for future option grants under the 2003 Plan and any ordinary shares that become available in the future under the 2003 Plan as a result of expiration, cancellation or relinquishment of any option were rolled over to the 2010 Plan.  The 2010 Plan has a term of ten years.

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

As of December 31, 2012, options to purchase 85,000 ordinary shares were outstanding under the 2010 Plan, exercisable at an average exercise price of 5.14$ per share.  85,000 options were awarded under the 2010 Plan during 2012.

ITEM 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information as of March 18, 2013 regarding the beneficial ownership of our ordinary shares, by each person or entity known to us to own beneficially 5.0% or more of our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Nathan Kirsh (3)	7,107,290	44.08%
BMI Capital Corporation (4)	1,621,582	10.06%
Grace & White, Inc. (5)	1,038,281	6.44%
____________________

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 16,123,022 ordinary shares issued and outstanding as of March 18, 2013.

(3)
Based upon a Schedule 13D/A filed with the SEC on February 11, 2013 and other information available to the company.  All of the ordinary shares are held of record by Ki Corporation, a Jersey, Channel Islands corporation.  The Eurona Foundation, a Liechtenstein trust controlled by Mr. Kirsh, who also serves as its trustee, holds 100% of Ki Corporation.  Mr. Kirsh may be deemed to have beneficial ownership of the ordinary shares held of record by Ki Corporation.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on February 15, 2013.  The Schedule 13G indicates that BMI Capital Corporation is a registered investment adviser.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on January 30, 2013.  The Schedule 13G/A indicates that Grace & White, Inc. is a registered investment adviser.

Significant Changes in the Ownership of Major Shareholders

On May 17, 2010, Ki Corporation filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 2,516,267, or 24.20% of our ordinary shares. On August 9, 2011, Ki Corporation filed a Schedule 13D/A reflecting beneficial ownership of 5,981,585, or 24.20%, of our ordinary shares. On June 28, 2012, Ki Corporation filed a Schedule 13D/A reflecting beneficial ownership of 5,981,597, or 37.26% of our ordinary shares.   On December 21, 2012, Ki Corporation filed a Schedule 13D/A reflecting beneficial ownership of 7,151,597, or 44.43% of our ordinary shares. On February 11, 2013, Ki Corporation filed a Schedule 13D/A reflecting beneficial ownership of 7,107,290, or 44.08% of our ordinary shares.

On February 1, 2010, Clough Capital Partners, L.P. filed with the SEC an amendment to its Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 738,542 or 7.10% of our ordinary shares.  On June 17, 2010, Clough Capital Partners, L.P. filed a Schedule 13D reflecting beneficial ownership of 704,042 or 6.8% of our ordinary shares.  On March 23, 2011, Clough Capital Partners, L.P. filed an amendment to Schedule 13G, on Schedule 13G/A, reflecting that it ceased to beneficially own any of our ordinary shares.

On February 16, 2010, Diker GP, LLC, Diker Management LLC and Messrs. Charles M. Diker and Mark N. Diker filed with the SEC an amendment to their Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 786,854 or 7.57% of our ordinary shares.  On June 21, 2010, the foregoing reporting persons filed a Schedule 13D reflecting beneficial ownership of 604,495 or 5.8% of our ordinary shares.  On February 14, 2011, the foregoing reporting persons filed an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of less than 5% of our ordinary shares.

On February 1, 2010, Grace & White, Inc. filed with the SEC an amendment to their Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 607,526 or 5.84% of our ordinary shares. On January 31, 2011, Grace & White, Inc. filed an amendment to its Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 521,102 or 5.01% of our ordinary shares. On February 6, 2012, Grace & White, Inc. filed an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,053,606, or 6.06% of our ordinary shares. On January 30, 2013, Grace & White, Inc. filed an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,038,281, or 6.44% of our ordinary shares.

On June 14, 2010, Prescott Capital, Prescott Group Aggressive Small Cap, L.P., Prescott Group Aggressive Small Cap II, L.P., Mr. Phil Frohlich and Prescott Group Capital Management, L.L.C. filed with the SEC a Schedule 13D reflecting beneficial ownership of 544,427 or 5.2% of our ordinary shares.  On January 28, 2011, the foregoing reporting persons filed an amendment to the Schedule 13D, on Schedule 13D/A, reflecting beneficial ownership of less than 5% of our ordinary shares.

On January 31, 2012, BMI Capital Corporation filed a Schedule 13G with the SEC reflecting beneficial ownership of 1,954,267 or 12.25% of our ordinary shares.  On February 15, 2013, BMI Capital Corporation filed a Schedule 13G reflecting beneficial ownership of 1,621,582, or 10.06% of our ordinary shares.

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 18, 2013, there were 44 holders of record of our ordinary shares, of which 39 record holders holding approximately 88.7% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 91.6% of our outstanding ordinary shares as of such date.

B.	Related Party Transactions.

On August 21, 2008, we entered into an agreement with Mr. Jacob Perry, in connection with his services as the chairman of our board of directors, which was amended effective as of January 1, 2010 pursuant to the approval of our shareholders at our 2010 annual general meeting.  Pursuant to the terms of the agreement, as amended, Mr. Perry agreed to serve as the chairman of our board of directors on a part time basis and has undertaken to devote 50%-60% of his business time and attention to the development of our business.  Mr. Perry was entitled to receive as compensation for his services as chairman of our board of directors a monthly salary of NIS 50,000 (approximately $13,086), linked to the CPI and adjusted every six months. As of December 31, 2012, the adjusted monthly salary amounted to NIS 55,337 (approximately $15,465).  In addition, Mr. Perry was entitled to an annual bonus equal to 5% of our company’s annual income before taxes, but in any event not more than $500,000 per year, provided that our senior management is entitled to receive performance bonuses for the given year.  In addition, Mr. Perry was entitled to the following benefits: an executive level car, mobile phone, daily newspaper and reimbursement of home communication expenses up to NIS 1,000 a month (approximately $279) against receipts.  Mr. Perry was also entitled to receive all customary social benefits such as managers insurance and education fund.  Mr. Perry was also granted options to purchase 300,000 ordinary shares of our company, exercisable at a price of $7.59 per share.  The options vested in three equal installments of 100,000 ordinary shares each on August 20, 2010, August 20, 2011 and August 20, 2012.  Each tranche will expire three years after the applicable vesting date.  On January 28, 2013, Mr. Perry submitted his resignation and we terminated this agreement effective February 15, 2013.

On May 13, 2008, Ki Corporation, a company beneficially owned by Mr. Nathan Kirsh, our controlling shareholder, granted to Mr. Jacob Perry, the then chairman of our Board of Directors, the right to purchase 100,000 shares held by such entity, upon the same terms and conditions that apply to the exercise of the options to purchase 300,000 of our ordinary shares granted to Mr. Perry under his employment agreement.  Accordingly, Mr. Perry has the right to purchase the shares in three equal annual installments commencing on August 20, 2010 at a price of $7.59 per share.  The right to purchase each installment expires after three years. This right expired upon termination of Mr. Perry’s employment agreement.

On October 2010, we entered into an agreement with Mr. Nathan Kirsh, our controlling shareholder, for the supply of a perimeter security solution for his private property in France for approximately $310,000.   Our Audit Committee and Board of Directors approved the terms of the transaction.

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

See the consolidated financial statements included under Item 18, “Financial Statements.”

Export Sales

In the years ended December 31, 2010, 2011 and 2012, our operations based outside of Israel generated income to customers outside of Israel of approximately $36.9 million $35.6 million and 35.9 million, respectively, or 74.3%, 40.2% and 46.2% of our total revenues, respectively.  In the years ended December 31, 2010, 2011 and 2012, the total amount of our export revenues generated by our Israeli facilities to countries outside of Israel was approximately $2.9 million, $42.9 million and $31.6 million, respectively, or 5.9% 48.4% and 40.7%, of our total revenues, respectively.

Legal Proceedings

In May 2005, we entered into an agreement to supply comprehensive security solutions for a sensitive site in Eastern Europe.  We commenced the project and delivered some of the equipment and other deliverables to the customer in 2005.  In April 2006, the customer informed us that it was canceling the agreement due to errors in the design documents that we had submitted.  In addition, the customer did not make payments required under the agreement.  We denied all of the allegations and the case was referred to arbitration.  In March 2010, the Court of Arbitration determined that the customer is liable for certain expenses incurred by us in connection with the negotiation and execution of the agreement due to the customer’s wrongful behavior during the negotiations.  In addition, the Court of Arbitration determined that the customer is liable for damages caused to us due to the customer’s unjust enrichment resulting from its failure to pay for certain deliveries made by us.  Accordingly, on October 25, 2011 we collected an arbitration award of approximately $2.5 million and recorded income of $2.3 million from the arbitration, net of legal expenses.  On November 21, 2011 the customer filed a claim seeking the cancellation of the arbitration award by disputing the merits of the case.  In our view, and based on the opinion of our legal counsel, the chances that the award will be vacated are low.

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

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market and TASE:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low

2008	$9.30	$4.61	NIS 32.44	NIS 18.60
2009	$6.40	$3.08	NIS 24.50	NIS 13.00
2010	$4.70	$2.50	NIS 16.86	NIS 9.61
2011 (1)	$5.10	$2.18	NIS 17.55	NIS 8.45
2012	$5.68	$3.26	--	--

(1)	We delisted our shares from TASE effective November 30, 2011.

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated and any subsequent period, the high and market prices of our ordinary shares on the NASDAQ Global Market and TASE:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low
2011
First Quarter	$3.29	$2.63	NIS 11.66	NIS 10.18
Second Quarter	$3.56	$2.94	NIS 12.70	NIS 10.05
Third Quarter	$3.16	$2.18	NIS 10.82	NIS 8.45
Fourth Quarter (1)	$5.10	$2.30	NIS 17.55	NIS 8.57

2012
First Quarter	$4.83	$3.87	--	--
Second Quarter	$5.68	$3.26	--	--
Third Quarter	$4.00	$3.30	--	--
Fourth Quarter	$4.40	$3.31	--	--

2013
First Quarter (through March 18, 2013)	$4.93	$4.11	--	--

(1)	We delisted our shares from TASE effective November 30, 2011.

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market:

	NASDAQ Global Market
	High	Low
October 2012	$3.81	$3.57
November 2012	$4.05	$3.31
December 2012	$4.40	$3.85
January 2013	$4.50	$4.11
February 2013	$4.93	$4.25
March 2013 (through March 18, 2013)	$4.84	$4.48

B.	Plan of Distribution.

Not applicable.

C.	Markets.

Our ordinary shares have traded on the NASDAQ Global Market under the symbol “MAGS” since our initial public offering in 1993.  Our ordinary shares also traded on the TASE from July 1, 2001 to November 30, 2011.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10.	Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

Purposes and Objects of the Company

We are a public company registered with the Israeli Companies Registrar and have been assigned company number 52-003892-8.  Under our memorandum of association, we were established for the purposes of acquiring from IAI a plant, known as the Magal Plant, engaged in the development, manufacture, sale and support of alarm devices and dealing in the development, manufacturing and support of security alarm devices and other similar products.  In addition, the purpose of our company is to be eligible to perform and act in connection with any right or obligation of whatever kind or nature permissible under Israeli law.

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

Provisions Restricting a Change in Control of Our Company

The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction.  The approval of the board of directors of both companies is subject to such boards’ confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors.  Each company must notify its creditors about the contemplated merger.  Under our articles of association, such merger must be approved by a resolution of the shareholders, as explained above.  The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder.  For purposes of the shareholders’ approval, the merger shall not be deemed as granted unless the court determines otherwise, if it is not supported by the 75% of the shares represented and voting at the general meeting, provided that such majority includes a simple majority of the non-interested shareholders.  See also Item 6C. “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

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

In May 2011, we signed a $35.5 million turnkey project to provide a fully integrated security system, covering multiple sites, for the African Cup of Nations Football Championship that was held in January 2012 in the Gabonese Republic.  During 2012, we completed the Gabonese Republic Project, and we expect to have no additioal revenues from it during 2013.

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

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Israeli Tax Ordinance, came into effect, or the TP Regs.  Section 85A of the Tax Ordinance and the TP Regs generally require that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly.  The TP Regs are not expected to have a material effect on us.

Tax Benefits for Research and Development

Israeli tax law allows, under specified conditions, a tax deduction for expenditures, including capital expenditures, in the year incurred relating to scientific research and development projects, if the expenditures are approved by the relevant Israeli Government ministry, determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking such deduction.  However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects.  Expenditures that were not approved (as described above) are deductible over a three-year period.

Encouragement of Capital Investments Law, -1959

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

The Investments Law provides that an approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs.  The tax benefits under the Investments Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business.  If a company has more than one approved enterprise or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates.  The tax benefits under the Investments Law are not, generally, available with respect to income derived from products manufactured outside of Israel.  In addition, the tax benefits available to an approved enterprise are contingent upon the fulfillment of conditions stipulated in the Investments Law and regulations and the criteria set forth in the specific certificate of approval, as described above.  In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, plus a CPI linkage adjustment and interest.

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

A substantial portion of our taxable operating income is derived from our benefited enterprise program and we expect that a substantial portion of any taxable operating income that we may realize in the future will be also derived from such program.  There is no assurance that our facilities will continue to enjoy such status in the future.

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

Reform of the Investments Law

An additional amendment to the Investment Law became effective in January 2011, or the 2011 Amendment. Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to the incentives prior to the 2011 Amendment that were limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Investment Law) would enjoy further reduced tax rates for a period of ten years of 5% in Zone A and 8% elsewhere. As with dividends distributed from taxable income derived from an Approved Enterprise or Benefiting Enterprise during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company, provided however that dividends distributed from ‘Preferred Income’ from one Israeli corporation to another, would not be subject to tax. While a company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment. Under the transitional provisions of the 2011 Amendment, we could have elected whether to irrevocably implement the 2011 Amendment with respect to our existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment or keep implementing the legislation prior to the 2011 Amendment during the next years. The 2011 Amendment had no material effect on the tax payable in respect of our operations and therefore, we did not elect to implement the 2011 Amendment in 2011 or in 2012.

In November 2012, the Knesset passed Amendment No. 69 to the Investment Law, or the Trapped Earnings Law, which provides a temporary, partial, relief from taxation on a distribution from exempt income for companies which elect the relief through November 2013. The Trapped Earnings Law allows companies to qualify a portion of its exempt income, or Elected Earnings, for a reduced tax rate ranging between 17.5% and 6%. While the reduced tax is payable within 30 days of election, an electing company is not required to actually distribute the Elected Earnings within a certain period of time. The applicable rate is based on a linear formula involving the portion of Elected Earnings to exempt income and the applicable tax rate prescribed in the Investment Law. A company electing to qualify its exempt income must undertake to make designated investments in productive fixed assets, research and development, or wages of new employees.  The amount of such designated investments is defined by a formula which considers the portion of Elected Earnings to the exempt income and the applicable tax rate prescribed by the Investment Law.

In addition to the reduced tax rate a distribution of Elected Earnings would be subject to a 15% withholding tax. The Trapped Earnings Law provides an exemption from the 15% withholding tax for a distribution to an Israeli resident company from companies which have elected the Privileged Enterprise status and waived their Approved Enterprise and privileged Enterprise Status through June 2015.

We are currently evaluating the implications that the Trapped Earnings Law will have on the tax payable in respect of our operations.

Encouragement of Industry (Taxes) Law, -1969

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

Encouragement of Industrial Research and Development Law, -1984

Under the Encouragement of Industrial Research and Development Law, 5744-1984, or the Research Law, research and development programs that meet specified criteria and are approved by a governmental committee of the OCS, are eligible for grants between 20%-50% of certain of the project’s expenditures, as determined by the research committee of the OCS.  In exchange, the recipient of such grants is required to pay the OCS royalties from the revenues derived from products incorporating technology developed within the framework of the approved research and development program or derived from such program (including ancillary services in connection with such program), usually up to 100% of the U.S. dollar-linked value of the total grants received in respect of such program, plus LIBOR interest.

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

In June 2005, an amendment to the Research Law became effective, which amendment was intended to make the Research Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of OCS funded know-how outside of Israel.  The amendment permits the OCS, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of demanding the recipient to pay increased royalties as described above.  The amendment further permits, under certain circumstances and subject to the OCS’s prior approval, the transfer outside Israel of know-how that has been funded by OCS, generally in the following cases: (a) the grant recipient pays to the OCS a portion of the consideration paid for such funded know-how (according to certain formulas), (b) the grant recipient receives know-how from a third party in exchange for its funded know-how, or (c) such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities under agreements of cooperation programs between Israel and an additional country.

The Research Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires the grant recipient and its controlling shareholders and interested parties to notify the OCS on any change in control of the recipient or a change in the holdings of the means of control of the recipient and obtaining the approval of the OCS in case such a change results in a foreign resident becoming an interested party directly in the recipient and requires the new interested party to undertake to the OCS to comply with the Research Law.  In addition, the rules of the OCS may require prior approval of the OCS or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer.  An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any foreign resident who acquires 5% or more of our ordinary shares will be required to notify the OCS that it has become an interested party and to sign an undertaking to comply with the Research Law.

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

Taxation under Inflationary Conditions

The Inflationary Adjustments Law was abolished, effective as of January 1 2008, and subject to transitional provisions and special provisions to prevent a distortion in the tax calculations.  In February 2008, the Knesset passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law with effect from 2008 and thereafter.  From 2008, the results for tax purposes will be measured in nominal values, excluding certain adjustments for changes in the CPI carried out in the period up to December 31, 2007.  The amended law includes, among other things, the elimination of the inflationary additions and deductions and the additional deduction for depreciation with effect from 2008.

Capital Gains Tax on Sales of Our Ordinary Shares by Foreign Holders

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.  The law distinguishes between real gain and inflationary surplus.  The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the CPI or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

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

Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning after December 31, 2012 will be subject to tax at a reduced maximum tax rate of 20 percent.  Distributions taxable as dividends paid on the ordinary shares should qualify for the 20 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the “Treaty”) or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States.  However, no assurance can be given that the ordinary shares will remain readily tradable.  The rate reduction does not apply unless certain holding period requirements are satisfied.  With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The rate reduction also does not apply to dividends received from a passive foreign investment company, see discussion below, or in respect of certain hedged positions or in certain other situations.  The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate.  U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

If we are treated as a PFIC for any taxable year, you may be required to file IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund). If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate discussed above and, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund," or a QEF election, or to "mark to market" your ordinary shares, as described below:

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

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

Backup Withholding and Information Reporting

Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate of 28%.  Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file Form 8938 (Statement of Specified Foreign Financial Assets) with their US Federal income tax return. Such Form requires disclosure of information concerning such foreign assets, including the value of the assets. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a US financial institution, generally including a non-US branch or subsidiary of a US institution and a US branch of a non-US institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in ordinary shares.

Any U.S. holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional United States information reporting requirements.

F.	Dividends and Paying Agents.

Not applicable.

G.	Statements by Experts.

Not applicable.

H.	Documents on Display.

We are subject to certain of the reporting requirements of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act.  As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required to file quarterly reports including financial statements.  We file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm.  We also submit to the SEC reports on Form 6-K containing, among other things, press releases and unaudited financial information.  We post our annual report on Form 20-F on our website (www.magal-s3.com) promptly following the filing of our annual report with the SEC.  The information on our website is not incorporated by reference into this annual report.

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.  The Exchange Act file number for our SEC filings is 000-21388.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

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

The table below presents principal amounts and related weighted average interest rates by date of maturity for our loans:

Interest Rate Sensitivity Principal Amount by Expected Maturity Date and Weighted Average Interest Rate
(U.S. dollars in thousands)
Liabilities	2013	2014	2015	2016	Total	Fair Value at December 31, 2012
Short-term loans	$5,358	-	-	-	$5,358	$5,358
Weighted average interest rate (%)	3.0				3.0
Long-term loans	$6	$33	-	-	$39	$39
Weighted average interest rate (%)	3.59	3.59	-	-	3.59

Foreign Currency Exchange Risk

We sell most of our products in North America, Europe, Africa, Latin America and Israel.  Our revenues are primarily denominated in U.S. dollars, Euros and NIS, while a portion of our expenses, primarily labor expenses, is incurred in NIS and Canadian Dollars.  Additionally, certain assets, especially trade receivables, as well as part of our liabilities are denominated in NIS.  As a result, fluctuations in rates of exchange between the U.S. dollar and non-U.S. dollar currencies may affect our operating results and financial condition.  The dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the U.S. dollar.  In addition, the value of our non-U.S. dollar revenues could be adversely affected by the depreciation of the U.S. dollar against such currencies.  In 2010 and 2012, the NIS appreciated by approximately 6.0% and 2.3%, respectively, against the U.S. dollar, while in 2011 the NIS depreciated by approximately 7.7% against the U.S. dollar.  In 2010 and 2011, the Euro depreciated against the U.S. dollar by 7.4% and 3.2%, respectively, and in 2012 the Euro appreciated against the U.S. dollar by 2%.

In addition, the U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the Canadian dollar.  In 2010 and 2012 the Canadian dollar appreciated against the U.S. dollar by 4.9%, and 2.6%, respectively,  while in 2011 the Canadian dollar depreciated by approximately 2.3% against the U.S. dollar.

During the years ended December 31, 2010 and 2012, foreign currency fluctuations had an adverse impact on our results of operations and we recorded foreign exchange losses, net of $199,000 and $530,000, respectively. During the year ended December 31, 2011, foreign currency fluctuations had a positive impact on our results of operations and we recorded foreign exchange income, net of $1.4 million.  We cannot assure you that in the future our results of operations may not be materially affected by currency fluctuations.

We try to use natural hedges in order protect against fluctuations in the exchange rates.  From time to time, we have entered into forward contracts to hedge portions of balances denominated in currencies other than our functional currency.  In 2012 and 2011, we entered into forward “extra” contracts.  These forward contracts are a combination of the purchase of a foreign exchange option and the sale of a foreign exchange option with a “knock in.”  A foreign exchange option with a “knock in” is a product that gives the holder the right but not the obligation to exchange one currency for another at a predetermined rate once an agreed “knock in” rate trades.  During 2012, we recorded $410,000 as financial income. During 2011, these forward “extra” transactions had no impact on our results as none of the “knock in” rates were met. In 2010, we had no forward contracts.

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

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.  Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F.  Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012.  In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission.  Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report on Form 20-F, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[Reserved]

ITEM 16A.	Audit Committee Financial Expert

Our board of directors has determined that Ms. Liza Singer, an external and independent director, meets the definition of an audit committee financial expert, as defined by rules of the SEC.  For a brief description of Ms. Singer’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management.”

ITEM 16B.           Code of Ethics

Our amended and restated code of ethics, which was adopted in April 2010, applies to our chief executive officer and all senior financial officers of our company, including our chief financial officer, chief accounting officer or controller, and persons performing similar functions.  The amended and restated code of ethics reflects our growing emphasis on international operations and better addresses issues related with such activities by providing clear instructions in connection with commercial international activities.  The code of ethics is publicly available on our website at www.magal-s3.com.  Written copies are available upon request.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.           Principal Accountant Fees and Services

Independent Public Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by our principal independent registered public accounting firm, Kost Forer Gabbay & Kasierer.  All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31,
Services Rendered	2011	2012
Audit (1)	$373,600	$296,300
Tax (2)	93,000	14,000
Other (3)	29,300	119,100
Total	$495,900	$429,400
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

(3)
Other fees primarily relate to out of pocket reimbursement of expenses, primarily traveling expenses of our auditors.  In 2011, these fees also relate to fees associated with the rights offering we completed in 2011. In 2012, these fees also relate to fees associated with the purchase of WebSilicon and due diligence of other potential acquisitions that we conducted during the year.

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

ITEM 16E.            Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any ordinary shares of our company nor did an affiliated purchaser purchase any shares of our company on our behalf during 2012.  Although we do not believe that Ki Corporation may be deemed to be an affiliated purchaser as defined in the Exchange Act, we were notified on December 14, 2012 that Ki Corporation acquired 1,170,000 of our ordinary shares, the entire shareholdings of the Even-Ezra family, at $5.00 per share (a 26% premium to our closing share price on December 14, 2012). This brought Ki Corporation’s ownership interest in our shares to 44.4%.

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

ITEM 18.               Financial Statements

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Consolidated Financial Statements

Index to Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Comprehensive Income	F-6
Statements of Changes in Shareholders’ Equity	F-7 - F-8
Consolidated Statements of Cash Flows	F-9-F-10
Notes to Consolidated Financial Statements	F-11-F-47

ITEM 19.               Exhibits

Exhibit No.	Description
1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant (2)
2.1	Specimen Share Certificate for Ordinary Share (3)
2.2	Registrant’s 2003 Israeli Share Option Plan (4)
2.3	Registrant’s 2010 Israeli Share Option Plan (5)
2.4	Amended and Restated Term Sheet between the Registrant and Nathan Kirsh, originally entered into on July 20, 2010 and amended on September 6, 2010, and further amended on November 3, 2010 (6)

Exhibit No.	Description
4.1	Agreement between the Kenya Port Authority and the Registrant for the Plant Design, Supply, Delivery, Installation and Commissioning of an Integrated Security System dated December 10, 2010(7)
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer

101.INS	XBRL Instance Document.*
101.SCH	XBRL Taxonomy Extension Schema Document.*
101.PRE	XBRL Taxonomy Presentation Linkbase Document.*
101.CAL	XBRL Taxonomy Calculation Linkbase Document.*
101.LAB	XBRL Taxonomy Label Linkbase Document.*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.*
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

(3)	Filed as an exhibit to our Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on March 18, 1993, as amended, and incorporated herein by reference.

(4)	Filed as Exhibit 4.3 to our Registration Statement on Form S-8 (File No. 333-127340), filed with the Securities and Exchange Commission on August 9, 2005, and incorporated herein by reference.

(5)	Filed as Exhibit 2.3 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

(6)	Filed as Exhibit 4.9 to our Registration Statement on Form F-1 (File No. 333-171320), filed with the Securities and Exchange Commission on December 21, 2010, and incorporated herein by reference.

(7)	Filed as Exhibit 4.1 to our Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MAGAL SECURITY SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Magal Security Systems Ltd. and subsidiaries ("the Company") as of December 31, 2011 and 2012, and the related consolidated statements of operations, consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and 2012, and the consolidated results of their operations, their comprehensive income and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 21, 2013	A Member of Ernst & Young Global

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2011	2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$32,622	$39,463
Short-term bank deposits	3,005	4,468
Restricted deposit	2,299	2,460
Trade receivables (net of allowance for doubtful accounts of $1,112 and $959 at December 31, 2011 and 2012, respectively)	13,230	17,920
Unbilled accounts receivable	4,855	2,394
Other accounts receivable and prepaid expenses (Note 3)	5,438	2,671
Inventories (Note 4)	9,664	8,535
Deferred income taxes (Note 14)	508	502

Total current assets	71,621	78,413

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term trade receivables	1,423	1,048
Long-term deposits and restricted bank deposits	2,202	48
Severance pay fund	2,121	2,220

Total long-term investments and receivables	5,746	3,316

PROPERTY AND EQUIPMENT, NET (Note 5)	6,460	7,122

OTHER INTANGIBLE ASSETS, NET (Note 6)	190	171

GOODWILL (Note 7)	1,970	2,014

Total assets	$85,987	$91,036

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2011	2012

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit (Note 8)	$5,357	$5,358
Current maturities of long-term bank debt (Note 10)	33	33
Trade payables	6,724	6,725
Customer advances	5,877	6,895
Other accounts payable and accrued expenses (Note 9)	13,137	10,200

Total current liabilities	31,128	29,211

LONG-TERM LIABILITIES:
Long-term bank debt (Note 10)	38	6
Deferred income taxes (Note 14)	205	210
Accrued severance pay	3,605	3,283

Total long-term liabilities	3,848	3,499

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS' EQUITY (Note 12):
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2011 and December 31, 2012; Issued and outstanding: 15,819,822 shares at December 31, 2011 and 16,098,022 shares at December 31, 2012	4,813	4,887
Additional paid-in capital	64,920	66,183
Accumulated other comprehensive income	4,486	4,749
Foreign currency translation adjustments (Company's stand alone financial statements)	603	2,224
Accumulated deficit	(23,811)	(19,717)

Total shareholders' equity	51,011	58,326

Total liabilities and shareholders' equity	$85,987	$91,036

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2010	2011	2012

Revenues	$49,699	$88,591	$77,697
Cost of revenues	31,400	49,089	44,163

Gross profit	18,299	39,502	33,534

Operating expenses:
Research and development, net	4,105	3,898	4,041
Selling and marketing	11,261	19,415	16,528
General and administrative	7,593	8,682	7,408
Other income (Note 11f)	-	(2,304)	-

Total operating expenses	22,959	29,691	27,977

Operating income (loss)	(4,660)	9,811	5,557
Financial expenses (income), net (Note 17)	967	(756)	472

Income (loss) before income taxes	(5,627)	10,567	5,085
Income taxes (Note 14)	602	723	991

Net income (loss)	(6,229)	9,844	4,094

Less - loss attributable to non-controlling interests	24	-	-

Income (loss) attributable to Magal shareholders'	$(6,205)	$9,844	$4,094

Basic and diluted income (loss) per share (Note 13)	$(0.60)	$0.78	$0.26

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2010	2011	2012

Net income (loss)	$(6,205)	$9,844	$4,094
Realized foreign currency translation adjustments from subsidiary	-	-	(421)
Foreign currency translation adjustments	1,226	(589)	684

Total comprehensive income (loss)	$(4,979)	$9,255	$4,357

Add - comprehensive loss attributable to non-controlling interests	(24)	-	-

Comprehensive income (loss) attributable to Magal shareholders'	$(5,003)	$9,255	$4,357

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment - the Company	Retained earnings (accumulated deficit)	Non- controlling interests	Total shareholders' equity

Balance as of January 1, 2010	10,396,548	$3,225	$48,741	$3,849	$3,890	$(27,450)	$54	$32,309
Stock-based compensation	-	-	833	-	-	-	-	833
Stock-based compensation – granted by related party	-	-	100	-	-	-	-	100
Capital fund on loan granted by a related party	-	-	297	-	-	-	-	297
Purchase of non-controlling interests	-	-	-	-	-	-	(30)	(30)
Foreign currency translation adjustments- the Company	-	-	-	-	(490)	-	-	(490)
Comprehensive income (loss):
Loss	-	-	-	-	-	(6,205)	(24)	(6,229)
Foreign currency translation adjustments	-	-	-	1,226	-	-	-	1,226

Balance as of December 31, 2010	10,396,548	3,225	49,971	5,075	3,400	(33,655)	-	28,016

Issuance of share capital, net	5,423,274	1,588	14,640	-	-	-	-	16,228
Stock-based compensation	-	-	344	-	-	-	-	344
Stock-based compensation – granted by related party	-	-	54	-	-	-	-	54
Loan granted by a related party	-	-	(89)	-	-	-	-	(89)
Foreign currency translation adjustments- the Company	-	-	-	-	(2,797)	-	-	(2,797)
Comprehensive income (loss):
Net income	-	-	-	-	-	9,844	-	9,844
Foreign currency translation adjustments	-	-	-	(589)	-	-	-	(589)

Balance as of December 31, 2011	15,819,822	4,813	64,920	4,486	603	(23,811)	-	51,011

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment - the Company	Retained earnings (accumulated deficit)	Non- controlling interests	Total shareholders' equity
Cont.

Balance as of December 31, 2011	15,819,822	4,813	64,920	4,486	603	(23,811)	-	51,011
Issuance of shares upon exercise of employee stock options	278,200	74	1,041	-	-	-	-	1,115
Stock-based compensation	-	-	203	-	-	-	-	203
Stock-based compensation – granted by related party	-	-	19	-	-	-	-	19
Foreign currency translation adjustments- the Company	-	-	-	-	1,621	-	-	1,621
Comprehensive income (loss):
Net income	-	-	-	-	-	4,094	-	4,094
Realized foreign currency translation adjustments	-	-	-	(421)	-	-	-	(421)
Foreign currency translation adjustments	-	-	-	684	-	-	-	684

Balance as of December 31, 2012	16,098,022	$4,887	$66,183	$4,749	$2,224	$(19,717)	$-	$58,326

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012

Cash flows from operating activities:

Net income (loss)	$(6,229)	$9,844	$4,094
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,062	1,219	1,178
Loss (gain) on sale of property and equipment	48	(36)	9
Decrease (increase) in accrued interest and exchange differences on short-term and long-term bank deposits and long-term loans	(510)	(221)	97
Write off of long term loan	206	-	-
Stock based compensation	933	398	222
Decrease (increase) in trade receivables, net	(2,809)	1,208	(4,109)
Decrease (increase) in unbilled accounts receivable	3,161	(2,361)	2,632
Decrease (increase) in other accounts receivable and prepaid expenses	(1,164)	(3,273)	2,908
Decrease in inventories	995	159	1,391
Increase in deferred income taxes	(168)	(66)	(38)
Decrease in long-term trade receivables	282	36	397
Increase (decrease) in trade payables	(258)	3,209	(163)
Increase (decrease) in other accounts payable and accrued expenses	391	6,086	(3,320)
Increase (decrease) in customer advances	(7)	3,867	849
Accrued severance pay, net	87	349	(441)

Net cash provided by (used in) continuing operations	(3,980)	20,418	5,706
Net cash used in discontinued operations	(17)	-	-

Net cash provided by (used in) operating activities	(3,997)	20,418	5,706

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012

Cash flows from investing activities:

Investment in short-term deposits	-	(3,212)	(1,542)
Proceeds from sale of short-term bank deposits	1,857	31	210
Investment in long-term bank deposits and restricted deposit	(5,149)	(2,043)	(152)
Release of long-term bank deposits and restricted deposit	483	2,776	2,088
Proceeds from sale of property and equipment	2,080	50	78
Purchase of property and equipment	(363)	(1,185)	(1,708)
Investment in know-how and patents	(24)	(28)	(22)

Net cash used in investing activities	(1,116)	(3,611)	(1,048)

Cash flows from financing activities:

Short-term bank credit, net	536	(3,530)	(122)
Principal payment of long-term bank loans	(1,827)	(477)	(32)
Proceeds from related party loan	10,000	-	-
Repayment of related party loan	-	(10,388)	-
Proceeds from issuance of shares upon exercise of options to employees	-	-	1,115
Proceeds from issuance of shares, net of issuance costs of $207	-	16,228	-

Net cash provided by financing activities	8,709	1,833	961

Effect of exchange rate changes on cash and cash equivalents	1,131	(2,614)	1,222

Increase in cash and cash equivalents	4,727	16,026	6,841
Cash and cash equivalents at the beginning of the year	11,869	16,596	32,622

Cash and cash equivalents at the end of the year	$16,596	$32,622	$39,463

Supplemental disclosures of cash flows activities:

Cash paid during the year for:
Interest	$463	$905	$267

Income taxes	$389	$964	$510

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Magal Security Systems Ltd. ("the Parent Company") and  its subsidiaries (together - "the Company") are international solutions providers of safety, security, site management and intelligence gathering and compilation solutions and products. The Company's systems are used world-wide.

b.
On August 20, 2011, the Parent Company completed rights offering according to which it distributed to all holders of its ordinary shares at no charge, subscription rights to purchase up to an aggregate of 5,273,274 Ordinary shares. The rights offering was fully subscribed for and the Parent Company received net proceeds of approximately $16,000.

c.
On June 17, 2011 the Parent Company completed a private placement of 150,000 of its ordinary shares to Ki Corporation, a company beneficially owned by Mr. Nathan Kirsh (Related Party), at an initial price per share of $3.04, which was equal to the closing price of its ordinary shares on the NASDAQ Global Market on the date prior to the private placement. Upon the record date of the rights offering, the price per share paid by Ki Corporation was adjusted to $3.05, which was the closing price of its ordinary shares on the NASDAQ Global Market on the date prior to the record date of the rights offering.

d.	As for major customer data, see Notes 16b.

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

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

ASC 830, "Foreign Currency Matters" sets the standards for translating foreign currency financial statements of consolidated subsidiaries. The first step in the translation process is to identify the functional currency for each entity included in the financial statements. The accounts of each entity are then measured in its functional currency. All transaction gains and losses from the measurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

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

During the years ended December 31, 2010, 2011 and 2012, the Company recorded inventory write-offs in the amounts of $309, $960 and $573, respectively. Such write-offs were included in cost of revenues.

g.	Long-term trade receivables:

Long-term trade and other receivables with long term payment terms are recorded at their estimated present values.

h.	Property and equipment:

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

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350, "Intangibles - Goodwill and Other." Intangible assets were amortized based on the straight line method.

Patents are amortized over a period of ten years and technology is amortized over eight years.

j.	Impairment of long-lived assets:

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. In 2010, 2011 and 2012, the Company did not record any impairment charges attributable to long-lived assets.

k.	Goodwill:

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

In September 2011, the FASB issued ASU No. 2011-08, Topic 350 - Intangibles - Goodwill and Other ("ASU 2011-08"), which amends Topic 350 to allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This guidance is effective for annual and interim goodwill tests performed for years beginning after December 15, 2011. The Company did not apply the qualitative option this year.

The material assumptions used for the income approach for 2012 were five years of projected net cash flows, a weighted average cost of capital rate of 14% and a long-term growth rate of 1%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

As required by ASC 820, "Fair Value Measurements and Disclosures," the Company applies assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

During the years ended December 31, 2010, 2011 and 2012, the Company did not record any impairment charges.

l.	Revenue recognition:

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

Revenues from installation of comprehensive security systems are generated from fixed-price contracts according to which the time between the signing of the contract and the final customer acceptance is usually over one year. Such contracts require significant customization for each customer's specific needs and, as such, revenues from this type of contract are recognized in accordance with ASC 605-35, "Revenue Recognition -Construction-Type and Production-Type Projects," using contract accounting on a percentage of completion method. Accounting for long-term contracts using the percentage-of-completion method stipulates that revenue and expense are recognized throughout the life of the contract, even though the project is not completed and the purchaser does not have possession of the project. Percentage of completion is calculated based on the "Input Method."

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

Services and maintenance are performed under either fixed-price based or time-and-materials based contracts. Under fixed-price contracts, the Company agrees to perform certain work for a fixed price. Under time-and-materials contracts, the Company is reimbursed for labor hours at negotiated hourly billing rates and for materials. Such service contracts are not in the scope of  ASC 605-35 and, accordingly, related revenues are recognized in accordance with SAB No. 104, as those services are performed or over the term of the related agreements provided that, an evidence of an arrangement has been obtained, fees are fixed and determinable and collectability is reasonably assured.

Deferred revenue includes unearned amounts under installation services, service contracts and maintenance agreements.

m.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation".

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

During the years ended December 31, 2010, 2011 and 2012, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $833, $344 and $203, respectively. In the years ended December 31, 2010, 2011 and 2012, the Company recognized additional stock-based compensation expenses of $100, $54 and $19, respectively, related to a transaction between two of the Company's related parties, see Note 15d.

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

The following assumptions were used in the Binomial option pricing model for the year ended December 31, 2012 (no options were granted in 2010 and 2011).

2012

Dividend yield	0%
Expected volatility	44.88%-73.44%
Risk-free interest	0.19%-1.1%
Contractual term	4-9 years
Forfeiture rate	0%
Suboptimal exercise multiple	1.5

n.	Research and development costs:

Research and development costs incurred in the process of developing product improvements or new products, are charged to expenses as incurred.

o.	Warranty costs:

The Company provides a warranty for up to 26 months at no extra charge. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized in accordance with ASC 450, "Contingencies." Factors that affect the Company's warranty liability include the number of units, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table provides the detail of the change in the Company's product warranty accrual, which is a component of other accrued liabilities on the consolidated balance sheets for the years ended December 31, 2011 and 2012:

	December 31,
	2011	2012

Warranty provision, beginning of year	$962	$1,308
Charged to costs and expenses relating to new sales	845	732
Costs of warranties granted	(405)	(803)
Foreign currency translation adjustments	(94)	(35)

Warranty provision, end of year	$1,308	$1,202

p.	Net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share." Part of the Company's outstanding stock options has been excluded from the calculation of the diluted earnings (loss) per share because such securities are anti-dilutive. The total weighted average number of Magal’s Ordinary shares related to the outstanding options excluded from the calculations of diluted earnings (loss) per share was 753,978 shares and 559,186 shares for the years ended December 31, 2011 and 2012, respectively.

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, short-term and long-term bank deposits, trade receivables, unbilled accounts receivable, long-term trade receivables and long-term loans.

Of the Company's cash and cash equivalents and short-term, restricted and long-term bank deposits at December 31, 2012, $41,050 is invested in major Israeli and U.S. banks, and approximately $5,390 is invested in other banks, mainly with Deutsche Bank, Royal Bank of Canada and Westpac Bank. Cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally these deposits may be redeemed upon demand and therefore, bear low risk.

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

Changes in the Company's allowance for doubtful accounts during the period are as follows:

	Year ended December 31,
	2010	2011	2012

Balance at the beginning of the year	$911	$919	$1,112
Doubtful debt expenses during the year	601	411	413
Customers write-offs/collection during the year	(610)	(144)	(599)
Exchange rate	17	(74)	33

	$919	$1,112	$959

As of December 31, 2012, the Company has no significant off-balance sheet concentrations of credit risk, such as foreign exchange contracts or foreign hedging arrangements.

r.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes." This ASC prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

The Company adopted an amendment to ASC 740, "Income Taxes". The amendment clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of ASC 740, the Company must review all of its tax positions and make a determination as to whether its position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely-than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue.

In the years ended December 31,2010, 2011 and 2012, the Company recorded tax expenses in connection to uncertainties in income taxes  of $88, $113 and $409, respectively.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Severance pay:

The Company's liability for its Israeli employees severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date (the "Shut Down Method"). Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for its employees in Israel is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes immaterial profits.

On December 31, 2007, the then Chairman of the Company's Board of Directors, (hereinafter - the retired Chairman) retired from his position. Pursuant to his retirement agreement, the retired Chairman is entitled to receive certain perquisites from the Company for the rest of his life. As of December 31, 2012, the actuarial value of these perquisites is estimated at approximately $708. This provision was included as part of accrued severance pay.

Severance expenses for the years ended December 31, 2010, 2011 and 2012, amounted to approximately $724, $868 and $586, respectively.

The Company has entered into an agreement with some of its employees implementing Section 14 of the Severance Pay Law and the General Approval of the Labor Minister dated June 30, 1998, issued in accordance with the said Section 14, mandating that upon termination of such employees' employment, all the amounts accrued in their insurance policies will be released to them. The severance pay liabilities and deposits covered by these plans are not reflected in the balance sheet as the severance pay risks have been irrevocably transferred to the severance funds.

t.	Fair value of financial instruments:

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

(iii)
The carrying amounts of the Company's long-term debt are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. As of December 31, 2012, there was no material difference in the fair value of the Company's long-term borrowing compared to their carrying amount.

u.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2010, 2011 and 2012, were $137, $164 and $152, respectively.

v.	Fair value measurements:

ASC 820, "Fair Value Measurement and Disclosure" clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

In 2012, the Company did not have any assets or liabilities measured at fair value on a recurring or nonrecurring basis.

w.	Derivative instruments:

ASC 815, "Derivative and Hedging", requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value.

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

Derivative instruments not designated as hedging instruments:

The Company enters into forward “extra” contracts to hedge portions of balances denominated in currencies other than its functional currency. These forward contracts are a combination of the purchase of a foreign exchange option and the sale of a foreign exchange option with a “knock in.”  A foreign exchange option with a “knock in” is a product that gives the holder the right but not the obligation to exchange one currency for another at a predetermined rate once an agreed “knock in” rate trades. Those instruments are not designated as hedging instruments. As a result, gains and losses related to such derivative instruments are recorded in financial expenses (income).

During the year ended December 31, 2012, the Company recognizes $410 profit from those forward "extra" contracts as part of financial income. During the year ended December 31, 2011, these forward “extra” transactions had no impact on the Company's results as none of the “knock in” rates were met. In the year ended December 31, 2010, the Company had no forward contracts.

x.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income".  ASC 220 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity (deficiency) during the period except those resulting from investments by, or distributions to, shareholders.

In June 2011, the FASB issued ASU No. 2011-05, Topic 220 - Presentation of Comprehensive Income ("ASU 2011-05"), which requires an entity to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The Company's chose to present two consecutive statements.

The Company has determined that its items of comprehensive income (loss) relate to unrealized gain from foreign currency translation adjustments.

The total accumulated other comprehensive income, net was comprised as follows:

	Year ended December 31,
	2010	2011	2012

Foreign currency translation adjustments	$5,075	$4,486	$4,749

Total accumulated other comprehensive income	$5,075	$4,486	$4,749

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

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2011	2012

Government authorities	$1,053	$818
Employees	26	12
Prepaid expenses	3,711	1,087
Advances to suppliers	362	298
Others	286	456

	$5,438	$2,671

NOTE 4:-	INVENTORIES

	December 31,
	2011	2012

Raw materials	$2,021	$1,779
Work in progress	2,628	2,220
Finished products	5,015	4,536

	$9,664	$8,535

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

a.	Composition:

	December 31,
	2011	2012
Cost:

Land and buildings	$7,540	$7,723
Machinery and equipment	6,685	4,934
Motor vehicles	1,373	1,652
Promotional displays	2,113	583
Office furniture and equipment	3,249	2,632
Leasehold improvements	570	592

	21,530	18,116
Accumulated depreciation:

Buildings	3,606	3,499
Machinery and equipment	5,996	4,258
Motor vehicles	773	738
Promotional displays	1,928	377
Office furniture and equipment	2,595	1,891
Leasehold improvements	172	231

	15,070	10,994

Property and equipment, net	$6,460	$7,122

b.	Depreciation expenses amounted to $970, $1,171 and $1,133 for the years ended December 31, 2010, 2011 and 2012, respectively.

c.	For charges, see Note 11g.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	OTHER INTANGIBLE ASSETS, NET

a.	Composition:

	December 31,
	2011	2012
Cost:

Know-how	$1,056	$1,082
Patents	3,385	3,490
Technology	12	18

	4,453	4,590
Accumulated amortization:

Know-how	1,056	1,082
Patents	3,197	3,326
Technology	10	11

	4,263	4,419

Other intangibles, net	$190	$171

b.	Amortization expenses related to intangible assets amounted to $92, $48 and $45 for the years ended December 31, 2010, 2011 and 2012, respectively.

c.	Estimated amortization of intangible assets for the years ended:

December 31,

2013	43
2014	36
2015	27
2016	19
2017 and thereafter	46

$171

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	GOODWILL

Goodwill relates to one reporting unit within the Perimeter Products segment.

Changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2012 are as follows:

As of January 1, 2011	$2,026

Foreign currency translation adjustments	(56)

As of December 31, 2011	1,970

Foreign currency translation adjustments	44

As of December 31, 2012	$2,014

The Company determined the fair value of the reporting unit using the income approach. The material assumptions used for the income approach for 2012 were 5 years of projected net cash flows, a discount rate of 14% and a long-term growth rate of 1.0%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

NOTE 8:-	SHORT-TERM BANK CREDIT

a.	Classified by currency, linkage terms and interest rates:

	Interest rate		December 31,
	2011	2012	2011	2012
	%

In or linked to NIS	4.69	3	$5,264	$5,358
In or linked to Euro	8.36	-	93	-

			$5,357	$5,358
Weighted average interest rates at the end of the year	4.75	3

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHORT-TERM BANK CREDIT (Cont.)

b.	Credit lines:

	December 31,
	2011	2012

Short-term bank credit	$5,357	$5,358
Long-term bank credit	71	39
Performance guarantees	8,491	5,986

	13,909	11,383

Unutilized credit lines	10,762	17,204

Total authorized credit lines	$24,671	$28,587

c.
The Company's Canadian subsidiary has undertaken to maintain general covenants and the following financial ratios and terms in respect of its outstanding credit lines: a quick ratio of not less than 1.25:1; a ratio of total liabilities to tangible net worth of not greater than 0.75:1; and tangible net worth of at least $10,000. As of December 31, 2012, the Company's Canadian subsidiary was in compliance with the ratios and terms.

d.	For charges, see Note 11g.

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2011	2012

Employees and payroll accruals	$3,198	$2,790
Accrued expenses	7,902	5,807
Deferred revenues	1,447	186
Government authorities	113	479
Income tax payable and tax provision	305	823
Others	173	115

	$13,137	$10,200

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	LONG-TERM BANK DEBT

a.	Classified by currency, linkage terms and interest rates:

		Interest rate		December 31,
		2011	2012	2011	2012
		%

Bank loan	NIS	4.26	3.59	$71	$39

				71	39
Less - current maturities				33	33

				$38	$6
Weighted average interest rates at the end of the year		4.26	3.59

b.	As of December 31, 2012, the aggregate annual maturities of the long-term loans are as follows:

2013	$33
2014	6

$39

c.	As for charges, see Note 11g.

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade ("OCS"):

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

Royalties paid to the OCS amounted to $0, $68 and $178 for the years ended December 31, 2010, 2011 and 2012, respectively. As of December 31, 2012, the Company had remaining contingent obligations to pay royalties in the amount of approximately $1,100.

b.	Royalty commitments to a third party:

During 2002, the Company entered into a development agreement for planning, developing and manufacturing a security system with a third party. Under the agreement, the Company agreed to pay the third party royalty fees based on a defined formula. Under this agreement, the Company also committed to purchase a certain volume of products at a minimum amount of approximately $300 over 2.5 years after achievement of certain milestones. As of December 31, 2012, royalty commitments under the agreement amounted to $55.

c.	Lease commitments:

The Company rents certain of its facilities and some of its motor vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2024.

Future minimum lease payments under non-cancelable operating lease agreements are as follows:

2013	$766
2014	457
2015	230
2016	154
2017	101
2018 and there after	781

$2,489

Total rent expenses for the years ended December 31, 2010, 2011 and 2012 were approximately $924, $1,019 and $904, respectively.

d.	Guarantees:

As of December 31, 2012, the Company obtained bank performance guarantees and advance payment guarantees and bid bond guarantees from several banks, mainly in Israel, in the aggregate amount of $5,986.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

e.	Restricted deposit:

In connection with a project in Africa, the Company was required to maintain restricted deposits in order to guarantee the Company’s performance under that project in the amount of $4,280. As of December 31, 2012, $2,140 is still restricted. The deposits for the project bear an average interest at rate of 1.5% and will be released to the Company after meeting the remaining predetermined milestones.

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

On June 6, 2007, the Court of Arbitration issued its decision in the arbitration and stated that the agreement between the Company and the customer was void due to legal mistakes made by the customer in the tender process. Based on such decision, the Company decided to initiate a new legal action against the customer seeking compensation for the damages incurred. In March 2010, the Court of Arbitration determined that the customer is liable for certain expenses incurred by the Company in connection with the negotiation and execution of the agreement due to the customer's wrongful behavior during the negotiations. In addition, the Court of Arbitration determined that the customer is liable for damages caused to the Company due to the customer's unjust enrichment resulting from the non-payment for certain deliveries made by the Company. Accordingly, on October 25, 2011 the Company collected an arbitration award of approximately $2,500 and recorded income of $2,300 from the arbitration, net of legal expenses. The income was recorded in the Company’s 2011 Statement of Operations under the caption "other income". On November 21, 2011 the client filed a claim seeking the cancellation of the arbitration award by disputing the merits of the case.  In the Company's view and based on the opinion of its legal counsel, the chances that the award will be vacated are low.

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

As collateral for all of the Company liabilities to banks:

In January 2010, the Company approved a new credit arrangement and created in favor of its bank’s a first degree fixed charge over its unissued share capital and its goodwill and a first degree floating charge over its factory, business, and all of its assets and rights.

NOTE 12:-    SHAREHOLDERS' EQUITY

a.	Pertinent rights and privileges conferred by Ordinary shares:

The Ordinary shares of the Company are listed on the NASDAQ Global Market and until    November 30, 2012, were listed on the Tel-Aviv Stock Exchange. The Ordinary shares confer upon their holders the right to receive notice to participate and vote in the general meetings of the Company and the right to receive dividends, if declared.

b.	Issued and outstanding share capital: 15,819,822 shares at December 31, 2011 and 16,098,022 shares at December 31, 2012.

On August 20, 2011, the Company completed rights offering of 5,273,274 of its Ordinary shares at a price per share of $3.03, receiving net proceeds of $16,000.

On June 17, 2011, the Company completed a private placement of 150,000 of its Ordinary shares to Ki Corporation at an initial price per share of $3.04, which was equal to the closing price of its Ordinary shares on the NASDAQ Global Market on June 16, 2011. On June 29, 2011, the record date of the rights offering, the price per share paid by Ki Corporation was adjusted to $3.05, which was the closing price of the ordinary shares on the NASDAQ Global Market on the date prior to the record date of the rights offering.

c.	Stock Option Plan:

On October 27, 2003, the Company's Board of Directors approved the Company’s 2003 Israeli Share Option Plan ("the 2003 Plan"). Under the 2003 Plan, stock options may be periodically granted to employees, directors, officers and consultants of the Company or its subsidiaries in accordance with the decision of the Board of Directors of the Company (or a committee appointed by it). The Board of Directors also has the authority to determine the vesting schedule and exercise price of options granted under the 2003 Plan.

The 2003 Plan is effective for ten years and will terminate in October 2013. Any options that are cancelled or forfeited before expiration become available for future grant.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

In May 2008, the Board of Directors approved an amendment to the 2003 Plan, which was approved by the shareholders in August 2008, which increased the number of Ordinary shares available for issuance under the 2003 Plan by an additional 1,000,000 shares and the termination of the 2003 Plan was extended from October 2013 to October 2018.

On June 23, 2010, the Company's Annual General Meeting approved the Company’s 2010 Israeli Share Option Plan, or the 2010 Plan, which authorizes the grant of options to employees, officers, directors and consultants of the Company and its subsidiaries.  The ordinary shares that remain available for futures option grants under the 2003 Plan as of the date of the adoption of the 2010 Plan and any ordinary shares that become available in the future under the 2003 Plan as a result of expiration, cancellation or relinquishment of any option currently outstanding under the 2003 Plan will be rolled over to the 2010 Plan.  Following the adoption of the 2010 Plan, no additional options will be granted under the 2003 Plan. The 2010 Plan has a term of ten years.

As of December 31, 2012, 558,543 Ordinary shares were available for future option grants.

A summary of employee option activity under the Company's stock option plans as of December 31, 2012 and changes during the year ended December 31, 2012 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual life (in months)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2012	1,108,000	$5.28	36.2	81
Granted	85,000	$5.14	52.03	-
Exercised	(278,200)	$4.01
Forfeited	(132,968)	$7.06

Outstanding at December 31, 2012	781,832	$5.42	30.18	122

Vested and expected to vest at December 31, 2012	781,832	$5.42	30.18	122

Exercisable at December 31, 2012	644,832	$5.59	25.7	107

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The weighted-average grant-date fair value of options granted during the year ended December 31, 2012 was $2.18. No options were granted during the years ended December 31, 2010 and 2011. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2012 and the exercise price, multiplied by the number of in-the-money options). This amount changes, based on the fair market value of the Company's stock. The total intrinsic value of options exercised for the year ended December 31, 2012 was $455, as none of the options were exercised in the aforementioned period. As of December 31, 2012, there were approximately $122 of unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans and $0 related to option granted to related parties (see Note 16d). This cost is expected to be recognized over a period of 2.5 years.

The options outstanding as of December 31, 2012 are follows:

Options outstanding as of December 31, 2012	Exercise price	Weighted average remaining contractual life	Options exercisable as of December 31, 2012
		(In months)

300,000	$7.59	16.67	300,000
98,000	$4.09	21.83	73,500
83,332	$4.35	38.57	83,332
182,500	$3.53	37.70	155,000
33,000	$3.48	35.23	33,000
85,000	$5.14	52.03	-

781,832		30.18	644,832

d.	Dividends:

Dividends, if any, will be declared and paid in U.S. dollars. Dividends paid to shareholders in Israel will be converted into NIS on the basis of the exchange rate prevailing at the date of payment. The Company has determined that it will not distribute dividends out of tax-exempt profits.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2010	2011	2012
Numerator:
Income (loss) attributable to Magal shareholders'	$(6,205)	$9,844	$4,094

Denominator:
Denominator for basic net earnings per share weighted-average number of shares outstanding	10,396,548	12,645,283	16,003,482
Effect of diluting securities:
Employee stock options	-	-	27,334

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises	10,396,548	12,645,283	16,030,816

NOTE 14:-	TAXES ON INCOME

a.	Tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

The Company has been granted the status of an "Approved Enterprise" under the Law. Currently, there is expansion program under which the Company is entitled to tax benefits.

On August 13, 2002, a program of the Company was granted the status of an "Approved Enterprise". The Company elected to enjoy the "alternative benefits" track - waiver of grants in return for tax exemption - and, accordingly, the Company's income from this program is tax-exempt for a period of two years and is subject to a reduced tax rate of 10%-25% for a period of five to eight years (depending upon the percentage of foreign ownership of the Company). The benefit period for this program began in 2003 and terminated in 2012.

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

Where a company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Beneficiary Enterprise and the company's effective tax rate will be the result of a weighted combination of the applicable rates. In such event, the minimum investment required in order to qualify as a Beneficiary Enterprise is required to exceed a certain percentage of the company's production assets before the expansion. The duration of tax benefits is subject to a limitation of the earlier of seven years from the Commencement Year. The Commencement Year is defined as the later of (a) the first tax year in which a company had derived income for tax purposes from the Beneficiary Enterprise or (b) the year in which a company requested to have the tax benefits apply to the Beneficiary Enterprise - Year of Election) or 12 years from the first day of the Year of Election.

Additional amendments to the Investment Law became effective in January 2011 (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to the incentives prior to the 2011 Amendment that were limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Investment Law) would enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere for a period of ten years.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

As with dividends distributed from taxable income derived from an Approved Enterprise or Benefiting Enterprise during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company, provided however that dividends distributed from ‘Preferred Income’ from one Israeli corporation to another, would not be subject to tax. While a company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment. Under the transitional provisions of the 2011 Amendment, the Company could have elected whether to irrevocably implement the 2011 Amendment with respect to the Company's existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment or to keep implementing the legislation prior to the 2011 Amendment in the future. The Company did not elect to implement the 2011 Amendment in 2011 or in 2012. The 2011 Amendment has no material effect on the tax payable in respect of the Company's operations.

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

Income from sources other than an "Approved Enterprise" during the benefit period was subject to tax at regular rate of 25% in 2012 (see e. below).

By virtue of the Law, the Company is entitled to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

Since the Company is operating under approval for an Approved Enterprise and since part of its taxable income is not entitled to tax benefits under the Law and is taxed at regular rates (25% in 2012), its effective tax rate is the result of a weighted combination of the various applicable rates and tax-exemptions. The computation is made for income derived from each program on the basis of formulas determined in the law and in the approvals.

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

In November 2012, the Knesset passed Amendment No. 69 to the Investment Law (the “Trapped Earnings Law”) which provides a temporary, partial relief from taxation on a distribution from exempt income for companies which elect the relief through November 2013. The Trapped Earnings Law allows a company to qualify a portion of its exempt income (“Elected Earnings”) for a reduced tax rate ranging between 17.5% and 6%. While the reduced tax is payable within 30 days of election, an electing company is not required to actually distribute the Elected Earnings within a certain period of time. The applicable rate is based on a linear formula involving the portion of Elected Earnings to exempt income and the applicable tax rate prescribed in the Investment Law. A company electing to qualify its exempt income must undertake to make designated investments in productive fixed assets, research and development, or wages of new employees (“Designated Investment”). The Designated Investment amount is defined by a formula which considers the portion of Elected Earnings to the exempt income and the applicable tax rate prescribed by the Investment Law.

In addition to the reduced tax rate, a distribution of Elected Earnings would be subject to a 15% withholding tax. The Trapped Earnings Law provides an exemption from the 15% withholding tax for a distribution to an Israeli resident company from companies which have elected the Privileged Enterprise status and waived their Approved Enterprise and privileged Enterprise Status through June 2015.

The Company is currently evaluating the implications of an election under the Trapped Earnings Law on the Company.

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

d.	Tax rates:

1.	Corporate tax rates in Israel were 25% in 2010, 24% in 2011and 25% in 2012.

In December 2011 the Knesset passed the Law for the Tax Burden Reform (Amended Legislation) – 2011 (“the Tax Burden Reform”), which came into effect on January 1, 2012. Pursuant to the Tax Burden Reform, the corporate tax rate is scheduled to remain at a rate of 25% for future tax years. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

The implementation of the Tax Burden Reform by the Company did not have effect on the Company’s 2011 results.

2.	The tax rates of the Company's subsidiaries range between 16%-40%.

e.	Income taxes on non-Israeli subsidiaries:

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

g.	Reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory rate, and the actual tax expense, is as follows:

	Year ended December 31,
	2010	2011	2012

Income (loss) from continuing continued operations before taxes as reported in the statements of operations	$(5,627)	$10,567	$5,085

Tax rate	25%	24%	25%

Theoretical tax benefit	$(1,407)	$2,536	$1,271

Increase (decrease) in taxes:

Non-deductible items	335	126	159
Temporary differences on current year losses for which valuation allowance was provided	1,909	288	23
Realization of carryforward tax losses for which valuation allowance was provided	(283)	(2,776)	(1,097)
Tax rate differences in subsidiaries	107	189	181
Provision for uncertain tax positions	88	113	409
Taxes in respect of prior years	15	37	2
Tax withheld against which valuation allowance was provided this year	-	228	121
Investment tax credit	(100)	(233)	(151)
Other	(62)	215	73

Taxes on income in the statements of operations	$602	$723	$991

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

h.	Taxes on income (tax benefit) included in the statements of operations:

	Year ended December 31,
	2010	2011	2012

Current	$770	$793	$953
Deferred	(168)	(66)	38

	$602	$723	$991

Domestic	$107	$399	$531
Foreign	495	324	460

	$602	$723	$991

i.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2011	2012
Deferred tax assets:
Operating loss carry forwards	$6,674	$6,137
Reserves and tax allowances	3,803	3,576

Total deferred taxes before valuation allowance	10,477	9,713
Valuation allowance	(9,969)	(9,211)

Net deferred tax assets	508	502

Deferred tax liabilities:
Intangible assets	205	210

Net deferred tax assets (liabilities)	$303	$292

Foreign	$303	$292

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

j.	The domestic and foreign components of income (loss) before taxes are as follows:

	Year ended December 31,
	2010	2011	2012

Domestic	$(7,874)	$8,876	$2,134
Foreign	2,247	1,691	2,951

	$(5,627)	$10,567	$5,085

k.	Net operating carry forward tax losses:

The Company has estimated total available carry forward tax losses of $11,436 to offset against future taxable income. As of December 31, 2012, the Company recorded a full valuation allowance on these carry forward tax losses due to the uncertainty of their future realization. There is no time limitation for the realization of such tax losses.

The Company's subsidiaries have estimated total available carry forward tax losses of $8,663, which may be used to offset against future taxable income, for periods ranging between 6 to 19 years. As of December 31, 2012, the Company recorded a full valuation allowance for its subsidiaries' carry forward tax losses due to the uncertainty of their future realization.

Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

l.	In July 2011, the Company finalized with the Israeli Tax Authority the tax assessment with respect to the years 2005-2006.

m.	Uncertain tax provisions:

As of December 31, 2011 and 2012 balances in respect to ASC 740, "Income Taxes" amounted to $332 and $761, respectively.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,
	2011	2012

Balance at the beginning of the year	$243	$332

Additions based on tax positions taken during a prior period	115	428
Reduction related to tax positions taken during a prior period	(2)	(19)
Reductions related to settlement of tax matters	-	-
Foreign currency translation adjustments	(24)	20

Balance at the end of the year	$332	$761

NOTE 15:-    BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Related parties transactions:

	Year ended December 31,
	2010	2011	2012

Sales to a related party	$107	$222	$-
Loan from a related party	$9,703	$-	$-
Interest expenses	$195	$378	$-

b.
In October 2010, the Company entered into agreement with its principal shareholder to install a perimeter security system project at one of his premises in Europe. The work started in December 2010 and was finalized during the first half of 2011.

c.
On September 8, 2010, Ki Corporation provided the Company with a $10,000 bridge loan. The interest rate on the loan was LIBOR + 4%. The interest was paid together with, and in the same manner as, the principal, at the end of the term of the loan. The Company undertook to repay the bridge loan within five business days after the successful completion of the rights offering. The loan was recorded at fair value in the amount of $9,703 using an effective interest rate of 6.7%. The difference between the consideration received and the fair value of the loan was recorded in the statement of changes in shareholders' equity. During 2011, the Company used part of the proceeds from its rights offering for the repayment of the bridge loan,

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-    BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

d.
In May 2008, one of the Company's major shareholders granted to the executive chairman of the Board of Directions the right to purchase 100,000 shares, subject to the same terms and conditions that apply to the exercise of the options the executive chairman received from the Company pursuant to his employment agreement. The employment agreement was approved in the Company's annual shareholders' meeting on August 20, 2008 and consequently, the chairman of the Board of Directors has the right to purchase the shares in three equal annual installments commencing on August 20, 2010 at a price of $7.59 per share. The right to purchase each installment expires after three years. The Company recorded $19 in deferred stock compensation expense with respect to this in 2012.

e.
On December 31, 2007, the Company's then Chairman retired from his position. Pursuant to his retirement agreement as amended, the retired Chairman undertook not to compete with the Company for a period of three years following his retirement. In consideration, the Company agreed to pay the retired Chairman a onetime payment of $360 payable within three months. In addition, the Chairman is entitled to receive certain perquisites from the Company for the rest of his life. The liability as of December 31, 2012 and the special post-benefit expense related to the retirement agreement amounted to $708.

NOTE 16:-	SEGMENT INFORMATION

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

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SEGMENT INFORMATION (Cont.)

a.	The following data present the revenues, expenditures, assets and other operating data of the Company's operating segments:

	Year ended December 31,
	2010				2011				2012
	Perimeter	Projects	Eliminations	Total	Perimeter	Projects	Eliminations	Total	Perimeter	Projects	Eliminations	Total

Revenues	$33,248	$17,249	$(798)	$49,699	$30,012	$59,707	$(1,128)	$88,591	$33,941	$45,038	$(1,282)	$77,697

Depreciation and amortization	$665	$397	$-	$1,062	$722	$497	$-	$1,219	$624	$554	$-	$1,178

Other income	$-	$-	$-	$-	$-	$2,304	$-	$2,304	$-	$-	$-	$-

Operating income (loss), before financial expenses and taxes on income	$(1,641)	$(2,716)	$(303)	$(4,660)	$2,665	$7,528	$(382)	$9,811	$4,409	$1,634	$(486)	$5,557
Financial expenses (income), net				967				(756)				472
Taxes on income (tax benefit)				602				723				991

Net income (loss)				$(6,229)				$9,844				$4,094

	December 31,
	2011			2012
	Perimeter	Projects	Total	Perimeter	Projects	Total

Total long-lived assets	$5,117	$3,503	$8,620	$5,664	$3,643	$9,307

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SEGMENT INFORMATION (Cont.)

b.	Major customer data (percentage of total revenues):

	Year ended December 31,
	2010	2011	2012

Customer A	13.4%	*	*
Customer B	11.4%	10.7%	*
Customer C	-	34.8%	*
Customer D	-	*	19.3%

*)        Less than 10%.

c.	Geographical information:

The following is a summary of revenues within geographic areas based on end customer's location and long-lived assets:

1.	Revenues:

	Year ended December 31,
	2010	2011	2012

Israel	$9,838	$10,091	$10,152
Europe	9,787	10,913	12,809
North America	15,393	13,373	10,732
South and Latin America	9,958	12,145	15,159
Africa	1,108	35,499	21,642
Others	3,615	6,570	7,203

	$49,699	$88,591	$77,697

2.	Long-lived assets:

	December 31,
	2011	2012

Israel	$3,810	$3,966
Europe	1,091	1,134
USA	41	21
Canada	3,410	3,426
Others	268	760

	$8,620	$9,307

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SELECTED STATEMENTS OF INCOME DATA

Financial expenses:

	Year ended December 31,
	2010	2011	2012

Financial expenses:

Interest on long-term debt	$(11)	$(6)	$(2)
Interest on short-term bank credit and bank charges	(744)	(773)	(600)
Interest on a related party loan	(195)	(378)	-
Realization of foreign currency translation adjustments	-	-	(421)
Foreign exchange losses, net	(199)	-	(530)

	(1,149)	(1,157)	(1,553)
Financial income:

Interest on short-term and long-term bank deposits	182	519	671
Foreign exchange derivative instruments	-	-	410
Foreign exchange gains, net	-	1,394	-

	182	1,913	1,081

	$(967)	$756	$(472)

NOTE 18:-	SUBSEQUENT EVENTS - UNAUDITED

On January 2013, the Company acquired all of the outstanding ordinary shares of WebSilicon Ltd., an Israeli-based Company with monitoring offerings for landline and wireless networks. In consideration, Magal paid the former owners $2,560 in cash. In addition, Magal issued to the former owners warrants having a fair value of $1,500 to purchase 898,204 of the Company’s Ordinary shares at an exercise price of $4.16 per share. The acquisition is aimed to allow Magal to expand its offerings to deliver integrated physical and cyber solutions for critical sites.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to annual report on its behalf.

MAGAL SECURITY SYSTEMS LTD.

By:	/s/ Eitan Livneh
Name: Eitan Livneh
Title: President and Chief Executive Officer

Date: March 21, 2013

81