Form 20-F
period 2013-12-31
MAGAL SECURITY SYSTEMS LTD
filed 2014-03-27
CIK 896494

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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
Ordinary Shares, par value NIS 1.0 per share …….…16,147,522
(as of December 31, 2013)

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

Yes ☐    No ☒

This Annual Report on Form 20-F is incorporated by reference into the Registrant’s Registration Statements on Form S-8, File Nos. 333-127340, 333-164696, 333-174127 and 333-190469.

- i -

- ii -

INTRODUCTION

Magal Security Systems Ltd. is a leading international solutions provider of safety, security, site management and intelligence gathering and compilation solutions and products.  Based on more than 35 years of experience and interaction with customers, we have developed a unique set of solutions and products, optimized for perimeter, outdoor and general security applications.  Our turnkey solutions are typically integrated and managed by sophisticated modular command and control software, supported by expert systems for real-time decision support.  Our broad portfolio of critical infrastructure protection and site protection technologies includes a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems and a sophisticated protection package for sub-surface intrusion.  As a world class innovator in the development of closed circuit television, intelligence video analysis and motion detection technology for outdoor operation, we have successfully installed customized solutions and products in more than 75 countries worldwide.  Our ordinary shares are traded on the NASDAQ Global Market under the symbol “MAGS”.  Our website is www.magal-s3.com.  The information on our website is not incorporated by reference into this annual report.  As used in this annual report, the terms “we,” “us,” “our,” and “Magal S3” mean Magal Security Systems Ltd. and its subsidiaries, unless otherwise indicated.

ULTRAWAVE, E-FIELD, FLARE, FLEXPI, FLEXPS, GUIDAR, INTELLI-FIELD, LOGO DESIGN (old Senstar), MISCELLANEOUS DESIGN (Stellar logo), OMNITRAX, PANTHER, PERIMITRAX, PINPOINTER, REPELS, S DESIGN, SENNET, SENSTAR, SENSTAR & DESIGN, SENSTAR-STELLAR, SENSTAR-STELLAR & DESIGN, SENTIENT, XFIELD, MAGAL, DTR, FORTIS, DREAMBOX, PIPEGUARD AND MAESTRO DB are registered trademarks and INTELLI-FLEX, INTELLIFIBER, STARLED, STARNET, ARMOURFLEX, FLASH, FLEXZONE, ROBOGUARD, FENSOR, CYBERSEAL, the Magal logo and all other marks used to identify particular products and services associated with our businesses are unregistered trademarks.  Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.  The representative exchange rate between the NIS and the dollar as published by the Bank of Israel and effective on December 31, 2013 was NIS 3.471 per $1.00.

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

A.            Selected Consolidated Financial Data.

The following selected consolidated financial data for and as of the five years ended December 31, 2013 are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP.  We have derived the following selected consolidated financial data as of December 31, 2012 and 2013 and for each of the years ended December 31, 2011, 2012 and 2013 from our consolidated financial statements set forth elsewhere in this annual report that have been prepared in accordance with U.S. GAAP.  We have derived the following selected consolidated financial data as of December 31, 2009, 2010 and 2011 and for each of the years ended December 31, 2009 and 2010 from our audited consolidated financial statements not included in this annual report.  The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5.  “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

	2009(1)	2010	2011	2012	2013

Revenues	$54,518	$49,699	$88,591	$77,697	$51,517
Cost of revenues	33,404	31,400	49,089	44,163	31,059
Gross profit	21,114	18,299	39,502	33,534	20,458
Operating expenses:
Research and development, net	5,059	4,105	3,898	4,041	4,409
Selling and marketing	10,820	11,261	19,415	16,528	12,781
General and administrative	8,100	7,593	8,682	7,408	7,787
Other income	-	-	(2,304)	-	-
Total operating expenses	23,979	22,959	29,691	27,977	24,977
Operating income (loss)	(2,865)	(4,660)	9,811	5,557	(4,519)
Financial expenses (income), net	1,568	967	(756)	472	(59)
Income (loss) before income taxes	(4,433)	(5,627)	10,567	5,085	(4,460)
Income taxes	864	602	723	991	69
Income (loss) from continuing operations	(5,297)	(6,229)	9,844	4,094	(4,529)
Income (loss) from discontinued operations, net	4,216	-	-	-	-
Net income (loss)	$(1,081)	$(6,229)	$9,844	$4,094	$(4,529)
Less: net income (loss) attributable to non-controlling interest	54	(24)	-	-	(66)
Net income (loss) attributable to Magal’s shareholders	$(1,135)	$(6,205)	$9,844	$4,094	$(4,463)
Basic and diluted net earnings (loss) per share from continuing operations	$(0.52)	$(0.60)	$0.78	$0.26	$(0.28)
Basic and diluted net earnings (loss) per share from discontinued operations	0.41	-	-	-	-
Basic and diluted net earnings (loss) per share	$(0.11)	$(0.60)	$0.78	$0.26	$(0.28)

Weighted average number of ordinary shares used in computing basic net earnings per share	10,396,548	10,396,548	12,645,283	16,003,482	16,138,944
Weighted average number of ordinary shares used in computing diluted net earnings per share	10,398,624	10,396,548	12,645,283	16,030,816	16,138,944

(1)
In September 2009, our Board of Directors resolved to discontinue the operations of the European integration subsidiary that we acquired in September 2007.  The subsidiary was sold in December 2009.  Accordingly, operating results and cash flows for the year ended December 31 2009, as well as the capital gain resulting from the sale, were reclassified to disclose the results of that subsidiary as discontinued operations.

	2009	2010	2011	2012	2013

Consolidated statements of Comprehensive Income:
Net income (loss)	$(1,135)	$(6,205)	$9,844	$4,094	$(4,529)
Realized foreign currency translation adjustments from subsidiary	(789)	-	-	(421)	-
Foreign currency translation adjustments	2,166	1,226	(589)	684	2,365
Total comprehensive income (loss)	$242	$(4,979)	$9,225	$4,357	$(2,164)
Less - comprehensive income (loss) attributable to non-controlling interests	54	(24)	-	-	(66)
Comprehensive income (loss) attributable to Magal shareholders'	$296	$(5,003)	$9,225	$4,357	$(2,098)

	2009	2010	2011	2012	2013

Consolidated Balance Sheets Data:
Cash and cash equivalents	$11,869	$16,596	$30,005	$36,784	$32,235
Short and long-term bank deposits and restricted deposits	2,019	4,888	10,123	9,607	12,255
Working capital	20,646	26,612	40,493	49,202	46,958
Total assets	60,650	65,710	85,987	91,036	87,787
Short-term bank credit (including current maturities of long-term loans)	10,058	9,830	5,390	5,391	6,270
Long-term bank loans	548	50	38	6	1,912
Loan from related party	-	9,907	-	-	-
Total shareholders’ equity	32,309	28,016	51,011	58,326	57,540
Ordinary shares issued and outstanding	10,396,548	10,396,548	15,819,822	16,098,022	16,147,522

B.            Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

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

After two years of profitable operations, we incurred an operating loss in 2013 and may not be able to achieve and sustain profitable operations in the future.  If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure or cash balance.  Such financing may not be available in the future, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be materially and adversely affected.

We depend on large orders from a relatively small number of customers for a substantial portion of our revenues.  The loss of one or more of our key customers could result in a loss of a significant amount of our revenues.

A relatively small number of customers account for a large percentage of our revenues.   Revenues from the provision of the perimeter security solution to the port of Mombasa, Kenya accounted for 19.3% and 14.2% of our revenues in 2012 and 2013, respectively and revenues from the provision of the perimeter security and command and control solutions for the 2012 Africa Cup of Nations in the Gabonese Republic, or the Gabonese Republic Project, accounted for 34.8% and 6.7% of our revenues in 2011 and 2012, respectively.  Historically, the Israeli Ministry of Defense, or the MOD, and the Israeli Defense Forces, or the IDF, have accounted for a significant amount of our revenues. For the years ended December 31, 2011, 2012 and 2013, they accounted for 7.8%, 9% and 15% of our revenues, respectively.

The MOD, the IDF or any of our other major continuing customers may not maintain their volume of business with us or, if such volume is reduced, other customers generating similar revenues may not replace the lost business. For example, in 2012, we completed the Gabonese Republic Project, and we do not expect to receive any future revenues from this project.  Our inability to replace business from large contracts will adversely affect our financial results.  Any unanticipated delays in a large project, changes in customer requirements or priorities during the project implementation period, or a customer’s decision to cancel a project, may adversely impact our operating results and financial performance.

Because our sales tend to be concentrated among a small number of customers during any period, our operating results may be subject to substantial fluctuations. Accordingly, our revenues and operating results for any particular quarter may not be indicative of our performance in future quarters, making it difficult for investors to evaluate our future prospects based solely on the results of any one quarter.

Given the nature of our customers and products, we receive relatively large orders for products from a relatively small number of customers. Consequently, a single order from one customer may represent a substantial portion of our sales in any one period and significant orders by any customer during one period may not be followed by further orders from the same customer in subsequent periods. Our sales and operating results are subject to very substantial periodic variations. Since quarterly performance is likely to vary significantly, our results of operations for any quarter or calendar year are not necessarily indicative of the results that we might achieve for any subsequent period. Accordingly, quarter-to-quarter and year-to-year comparisons of our operating results may not be meaningful. In addition, we have a limited order backlog that is generally composed of orders that are mostly fulfilled within a period of three to twelve months after receipt, which makes revenues in any quarter substantially dependent upon orders received in prior quarters.

We may not be able to complete the implementation of our 2013 growth strategy plan and may not be able to successfully expand our business activity and increase our sales.

In last quarter of 2013 we adopted a growth strategy beyond the core of our PIDS activity. Pursuant to this growth strategy, we will seek to acquire a security products or cyber company that will expand our portfolio in the security business (HLS) both in the physical and logical field. In addition, we determined to focus our business on our sensor activity, expand our sales channels and close certain technology gaps in response to new demands in the market place.  We intend to implement the plan though organic growth or the acquisition of, or investment in, businesses, products and technologies that complement our security business within the PIDS or Cyber fields.

We may not be able to implement our growth strategy plan and may not be able to successfully expand our business activity and increase our sales.  If we are successful in the implementation of our strategic plan, we may be required to hire additional employees in order to meet customer demands, and if we are unable to attract or retain qualified employees, our business could be adversely affected.

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

As an example, in October 2012, we participated in a MOD experimental program with respect to the Israeli border security fence.   During 2013, our technology was tested and we were eventually chosen to install 15 km of border sensors. Two other Israeli contractors were also awarded contracts. However, follow-up orders may be split between the three competing parties pending the customer’s determination of the performance of the different technologies. As a result, the amount of revenues to be generated from this project is uncertain.

Unfavorable global economic conditions may adversely affect our customers, which directly impact our business and results of operations.

Our business and financial condition is affected by global economic conditions. For example, starting in late 2008 and lasting through much of 2009, a steep downturn in the global economy sparked by uncertainty in credit markets and deteriorating consumer confidence, reduced technology spending by many organizations. More recently, credit and sovereign debt issues destabilized certain European economies as well and thereby increased global macroeconomic uncertainties. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to restraints on credit. Should the economic slowdown increase and/or companies in our target markets reduce capital expenditures, it may cause our customers to reduce or postpone their capital spending significantly, potentially resulting in reductions in sales of our products, longer sales cycles, collectability delays, non-payment for product, slower adoption of new technologies and increased price competition, each of which could have a material adverse effect on our business, operating results and financial condition.

We may also be required in the future to record impairment charges relating to the carrying value of our intangible assets and goodwill, increase our reserves for doubtful accounts and further write-down our tax assets.  In addition, the fair value of some of our assets may decrease as a result of an uncertain economy and as a result, we may be required to record impairment charges in the future.  If global economic and market conditions or economic conditions in key markets remain uncertain or weaken further, our financial condition and operating results may be materially adversely affected.

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

Most of our sales are made in North America, Europe, Africa and Israel.  Our revenues are primarily denominated in dollars, Euros and NIS, while a portion of our expenses, primarily labor expenses, is incurred in NIS and Canadian Dollars.  Additionally, certain assets, especially trade receivables, as well as part of our liabilities are denominated in NIS.  As a result, fluctuations in rates of exchange between the dollar and non-dollar currencies may affect our operating results and financial condition.  The dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the dollar.  In addition, the value of our non-dollar revenues could be adversely affected by the depreciation of the dollar against such currencies. During the years ended December 31, 2012 foreign currency fluctuations had an adverse impact on our results of operations and we recorded foreign exchange losses, net of $530,000.  In 2011 and 2013, foreign currency fluctuations had a positive impact on our results of operations and we recorded foreign exchange income, net of $1,394,000 and $89,000, respectively.  Our results of operations may continue to be materially affected by currency fluctuations in the future.

If we do not receive Israeli MOD approvals necessary for us to export the products we produce in Israel, our revenues may significantly decrease.

Israel’s defense export policy regulates the sale of a number of our systems and products. Current Israeli policy encourages export to approved customers of defense systems and products, such as ours, as long as the export is consistent with Israeli government policy.  A license is required to initiate marketing activities.  We are also required to obtain a specific export license for any products, services and knowledge exported from Israel.  We    may not be able to receive all the required licenses for which we may apply in the future.  If we do not receive the required licenses for which we apply, our revenues may decrease.

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

Our international operations require us to comply with anti-corruption laws and regulations of various governments and different international jurisdictions, and our failure to comply with these laws and regulations could adversely affect our reputation, business, financial condition and results of operations.

Doing business on a worldwide basis requires us and our subsidiaries to comply with the laws and regulations of various governments and different international jurisdictions, and our failure to successfully comply with these rules and regulations may expose us to liabilities. These laws and regulations apply to companies, individual directors, officers, employees and agents, and may restrict our operations, trade practices, investment decisions and partnering activities. In particular, as a company registered with the Securities and Exchange Commission, or the SEC, we are subject to the regulations imposed by the Foreign Corrupt Practices Act, or FCPA. The FCPA prohibits us from providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company. As part of our business, we deal with state-owned business enterprises, the employees and representatives of which may be considered foreign officials for purposes of the FCPA. If our efforts to screen third-party agents and detect cases of potential misconduct fail, we could be held responsible for the noncompliance of these third parties under applicable laws and regulations, which may have a material adverse effect on our reputation and our business, financial condition and results of operations. In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption. As a result of the above activities, we are exposed to the risk of violating anti-corruption laws. We have established policies and procedures designed to assist us and our personnel to comply with applicable U.S. and international laws and regulations. However, there can be no assurance that our policies and procedures will effectively prevent us from violating these regulations in every transaction in which we may engage, and such a violation could adversely affect our reputation, business, financial condition and results of operations.

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

A large portion of our sales is to markets outside of Israel.  For the years ended December 31, 2011, 2012 and 2013 approximately 88.6%, 86.9% and 77.6%, respectively, of our revenues were derived from sales to markets outside of Israel.  A key component of our strategy is to continue to expand in such international markets.  Our international sales efforts are affected by costs associated with the shipping of our products and risks inherent in doing business in international markets, including:

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

We have significant operations in countries that may be adversely affected by political or economic instability, regime replacement, major hostilities or acts of terrorism.

We are a global security company with worldwide operations. Although approximately 63% of our sales are generated in Israel, North America and Western Europe, we expect to derive an increasing portion of our sales and future growth from other regions or regime replacements which freeze the activity, budget allocation and execution decisions in these markets until the new regime is setting up, such as Africa or regime replacements which freeze the activity, budget allocation and execution decisions in these markets until the new regime is setting up, India, Latin America and Central and Eastern Europe, which may be susceptible to political or economic instability.

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

Our success and ability to compete depend in large part upon protecting our proprietary technology.  We have 14 patents and have 5 patent applications pending.  We also rely on a combination of trade secret and copyright law and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology.  It is our policy to protect our proprietary rights in our products and operations through contractual obligations, including confidentiality and non-disclosure agreements with certain employees, distributors and agents, suppliers and subcontractors.  These measures may not be adequate to protect our technology from third-party infringement, and our competitors may independently develop technologies that are substantially equivalent or superior to ours.  Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws.

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

The development, enhancement and implementation of our complex systems entail substantial risks of product defects or failures.  Despite testing by us and our customers, errors may be found in existing or new products, resulting in delays, loss of revenues, warranty expense, loss of market share, failure to achieve market acceptance, adverse publicity, product returns, loss of competitive position or claims against us by customers. Any such problems could be costly to remedy and could cause interruptions, delays, or cessation of our product sales, which could cause us to lose existing or prospective customers and could negatively affect our results of operations.  Moreover, the complexities involved in implementing our systems entail additional risks of performance failures.  We may encounter substantial difficulties due to such complexities which could have a material adverse effect upon our business, financial condition and results of operations.

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

The Israeli government has reduced the benefits available under these programs in recent years and these programs and benefits may be discontinued or curtailed in the future.  If the Israeli or Canadian governments resolve to end these programs and benefits, our business, financial condition, results of operations and net income could be materially adversely affected.

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

Regulations that impose disclosure requirements regarding the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries in our products will result in additional cost and expense and could result in other significant adverse effects.

Rules adopted by the SEC implementing the Dodd-Frank Wall Street Reform and Consumer Protection Act impose diligence and disclosure requirements regarding the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries in our products. Compliance with these rules may result in additional cost and expense, including for due diligence to determine and verify the sources of any conflict minerals used in our products, in addition to the cost of remediation and other changes to products, processes, or sources of supply as a consequence of such verification activities. These rules may also affect the sourcing and availability of minerals used in the manufacture of our products to the extent that there may be only a limited number of suppliers offering “conflict free” metals that can be used in our products. There can be no assurance that we will be able to obtain such metals in sufficient quantities or at competitive prices. Also, since our supply chain is complex, we may face reputational challenges with our customers, stockholders and other stakeholders if we are unable to sufficiently verify the origins of the metals used in our products. We may also encounter customers who require that all of the components of our products be certified as conflict free. If we are not able to meet customer requirements, such customers may choose to disqualify us as a supplier, which could impact our sales and the value of portions of our inventory.

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

We currently intend to retain our existing and future earnings to finance operations and expand our business and, therefore, do not expect to pay any dividends in the foreseeable future.  According to the Israeli Companies Law, a company may distribute dividends out of its profits (as defined by the Israeli Companies Law), provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due, or otherwise upon the permission of the court.  The declaration of dividends is subject to the discretion of our board of directors and would depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors.  You should not rely on an investment in our company if you require dividend income from your investment.

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

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2013. Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations.  In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza, Hezbollah in Lebanon and Syria and El-Qaida in Egypt.  To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel.  However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of U.S. courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those and similar acts.

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

We are a leading international provider of products and solutions for physical and cyber security, safety and site management. Over the past 42 years, we have delivered products and tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations.

We offer comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation cutting edge Physical Security Information Management system (PSIM). The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors Close Circuit Television (CCTV)/ Intelligent Video Analysis (IVA), technology and cyber security solutions.

We will implement our 2013 growth strategy plan to acquire a security products or Cyber company that will broaden our portfolio in the security business (HLS) both in the physical and logical field.

We intend to increase our revenues in the perimeter products segment and Cyber segment by (i) locating new channels to promote and market our products; (ii) maintaining technology leadership; (iii) investing in research and development; (iv) entering into additional OEM agreements; (v) acquiring new technologies independently or through mergers and acquisitions; and (vi) acquiring a new products or cyber company.

In June 2012, our Canadian subsidiary signed an OEM agreement to supply an advanced long range fiber based detection system, which complements our product offerings for sites with long perimeters.  We established a new joint venture in India in 2012 and intend to continue to focus on and enhance our presence in emerging markets such as Russia, India and China, in order to increase our exposure to small and medium size business opportunities for both our perimeter products and solutions and turnkey projects segments.  In January 2013, we purchased WebSilicon Ltd., an Israeli cyber security company, which later changed its name to CyberSeal Ltd. CyberSeal products and services complement our physical security products and services Our capital expenditures for the years ended December 31, 2011, 2012 and 2013 were approximately $1.2 million, $1.7 million and $1.2 million, respectively.  These expenditures were principally for the purchase of vacant land in Cuernavaca, Mexico, on which we are building facilities for our Mexican subsidiary and the purchase of vehicles, computers software, demo and promotional equipment. In addition, part of the acquisition of CyberSeal was paid in cash of approximately $2.6 million.

B.            Business Overview.

Overview and Strategy

We develop, manufacture, market and sell comprehensive computerized physical and cyber security, products and systems to high profile customers.  Our systems are used in more than 80 countries to protect sensitive facilities, including national borders, military bases, power plants, airports, seaports, prisons, industrial sites, oil and gas facilities, Olympic villages and stadiums and municipalities from intrusion, crime, sabotage or vandalism to infrastructure, assets and personnel.

Based on more than 40 years of experience and interaction with customers, we have developed a comprehensive set of solutions and products, optimized for perimeter, outdoor and general security applications.  Our portfolio of mission critical infrastructure and site protection technologies includes a variety of smart fences and barriers, fence mounted sensors, virtual (volumetric) fences and gates, buried and concealed detection systems and a sophisticated protection package for sub-surface intrusion.  As a world class innovator in outdoor video motion detection, or VMD, and IVA applications, we deliver comprehensive IP technology and traditional CCTV solutions.

With the addition of CyberSeal's products and expertise, we are now able to expand our solutions to include cyber security. Our initial focus is to provide cyber security for physical security networks; these networks are extremely exposed due to several reasons:

•
Lack of awareness –Security solutions have migrated, along the last ten years, to become fully networked. Yet unlike the IT world, where network security is an integral element, customers, integrators and product suppliers have no awareness of the new cyber threats to these networks.

•	The proliferation of internet, WiFi and mobile devices into the security market expose these networks to new, easy to access threats.

•	Lack of knowhow – Security integrators have very limited knowhow regarding network security and thus fail to implement even basic measurements against cyber threats.

However these security networks have some inherent characteristics that differentiate them from regular IT networks:

•
Security networks are relatively static (compared to IT networks). As an example Camera A is always transmitting video through a specific path; Point B is always seeing the same protocol from device C.

•	The frequency of changes in the networks is very low (unlike IT networks).

We therefore believe that these networks should be protected by dedicated solutions, rather than trying to implement some very expensive standard cyber security solutions (IT). We currently offer 3 families of products:

•	Network security – Hardware and software products which are built into the security network, and monitor abnormal behavior.

•	Cellular security – Transceivers with a variety of features enabling secure cellular and RF environments around and within critical sites.

•	Cyber management tolls which collect cyber events and support quick reaction and risk mitigation.

Our integrated solutions are based on a broad in-house product portfolio, complemented by OEM and third party products.  A typical turnkey solution is integrated and managed by our Fortis - a sophisticated, geographical information system, or GIS, based command and control system. Fortis can also manage the cyber solutions we provide.

A typical turnkey project consists of the following phases:

•	Studying and understanding customers’ requirements and conducting an environmental and site analysis;

•	Conducting a terrain survey;

•	Detailed planning that is focused and tailored around the users – first responders and operators in the command and control center(s);

•	Implementation - manufacturing, purchasing, integrating, testing and installing the project;

•	Commissioning and training; and

•	Post-sales support, including upgrades, especially for the cyber portion of our solutions.

Our revenues are principally derived from:

•	Sales of security products;

•	Installation of comprehensive security solutions and / or turnkey projects derived from process bids leading to fixed-price contracts; and

•	Services and maintenance based on post-sale maintenance contracts.

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

Emerging Opportunities

•
The rapid introduction of digital communication and information technology into the security market provides us with the opportunity to consolidate safety and site management with security applications.  Cities and municipalities, air and sea ports, chemical factories, Olympic villages and stadiums and critical infrastructure sites are currently utilizing the benefits of this approach to security management.  This integration allows users to share dispersed sensors (such as cameras and emergency buttons), IT systems, traffic management tools, Cyber solutions and other resources and feed them into a single command and control platform.  Users from different departments within organizations can now share the same information, allowing for improved communication and coordination, whether it is a routine operation or crisis situation.  We believe that we are well positioned and are in the forefront of this emerging market opportunity. We can also address the new cyber threats that massive digitization and networking impose on the sites we traditionally protect with physical security.  We believe that these new threats create additional opportunities for us to expand our offerings with products, solutions and services.

•
The urgent need to treat cyber and physical security together in a holistic manner is gaining momentum. We believe that following the acquisition of CyberSeal, we are well positioned to capitalize on this trend.

Products and Services

General

Our products are categorized into five families of systems:

•	Perimeter security systems, consisting of a mix of PIDS technologies with physical barrier solutions;

•	Perimeter security Robot;

•	CCTV systems;

•	Cyber security systems;

•	Command and control systems; and

•	Miscellaneous systems tailored for specific vertical market needs.

The following table shows the breakdown of our consolidated revenues for the calendar years 2011, 2012 and 2013 by operating segment:

	Years ended December 31,
	2011	2012	2013
	(In thousands)
Perimeter products	$30,012	$33,941	$30,551
Turnkey projects	59,707	45,038	20,137
Cyber	-	-	1,638
Eliminations	(1,128)	(1,282)	(809)
Total	$88,591	$77,697	$51,517

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

Our line of outdoor perimeter security systems consists of the following:

•	Taut wire – hybrid perimeter intrusion detection systems with physical barrier;

•	Fence mounted vibration detection systems – mechanical, copper “microphonic” wire sensors, fiber optic sensors or electronic ranging sensors;

•	Smart barriers – a variety of robust detection grids, gates and innocent looking fences, designed to protect water passages, VIP residences and other outdoor applications;

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

Our sealed sensors are not affected by radio frequency interference, climatic or atmospheric conditions, or electrical transients from power lines or passing vehicles.  The sensors self-adjust to, or remain unaffected by, extreme temperature variation, minor soil movements and other similar environmental changes that might trigger false alarms in less sophisticated systems.  Our taut wire perimeter systems are designed to distinguish automatically between fence tension changes typically caused by small animals or violent weather and forces more typically exerted by a human intruder.

Our taut wire perimeter systems offer customers a wide range of installation options.  Sensor posts can be as far as 200 feet apart, with relatively inexpensive ordinary fence anchor posts between them.  These systems may stand alone, be mounted on a variety of fence posts or added to an existing wall or other structure, or mounted on short posts, with or without outriggers.

Taut wire perimeter systems have been approved by various Israeli and U.S. security and military authorities.  We have installed several hundred kilometers of these perimeter systems along Israel’s borders to assist in preventing unauthorized entry and infiltration.  Our taut wire perimeter systems are typically sold to the end-user for between $50 to $200 per meter (depending, among other things, on the model, height, density, and corrosion protection level of the system).

Fence Mounted Vibration Detection Systems

We offer various types of vibration detection systems.  While less sensitive than taut wire installations, the adaptability of these systems to a wide range of pre-existing barrier structures makes these products viable alternatives for cost-conscious customers.  Our vibration detection devices are most effective when installed on common metal fabric perimeter systems, such as chain link or welded mesh.  In our BARRICADE system, electro-mechanical sensors are attached to fence panels approximately three meters apart on any of several common types of fence structures.  Once attached to the fence, each sensor detects vibrations in the underlying structures.  The sensor system’s built-in electro-mechanical filtering combines with system input from a weather sensor to minimize the rate of false alarms from wind, hail or other sources of nuisance vibrations.  Our BARRICADE II system leverages the same configuration of the first generation and adds a ranging feature, which provides the capability to locate the exact vibrated sensor (rather than causing an alarm of a full physical segment of approximately 100 meters). The last development is the Fensor – an electronic, fence mounted, vibration detection system that is capable of locating the exact location of an intrusion within 3 meters. Each sensor can be tuned separately according to the local environment.

Intelli-FLEX, FLEX PS, Intelli-FIBER and fence protection systems, or FPS, microprocessor-based triboelectric and electric cable fence sensors are vibration sensitive transducers.  These systems detect any attempt to cut, climb or penetrate the fence and have microphonic properties.  The microphonic feature permits audio to be used for low-cost alarm assessment, providing users with an additional tool for determining the nature of an attempted intrusion.  Our vibration detection system is typically sold to the end-user for between $15 to $60 per meter.

We recently began to sell the Pinpointer, a fence-mounted vibration sensor that is capable of defining the exact location of an intrusion to within 2 to 3 meters (6.5 to 10 ft.).  While maintaining the legacy features of the original sensor, Pinpointer has the ability to identify the exact disturbed sensor along a long chain of sensors, which are typically 2 to 3 meters (6.5 to 10 ft.) apart.

During 2012, we added the FiberLR as an OEM product that is optimized to protect sites with long perimeters (more than 7km or 4.35 miles).

 In 2013, we developed two advanced technologies which are expected to be incorporated in new products that are scheduled to be introduced in the second part of 2014.  While our goal is that these new technologies will position us as technology leaders, we believe that these new products will not account for significant revenues in 2014 because of the nature of the market, which is often slow in adopting new technologies.

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

 PipeGuard and TunnelGuard are products developed around commercial off-the-shelf seismic) sensors in order to detect digging around critical assets. TunnelGuard is installed mainly in Latin America to protect bank vaults and prisons. TunnelGuard is also being used to protect archeological sites in China.

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

Electrical Field Disturbance Sensors

Terrain following volumetric sensors can detect intrusions before the intruder touches the sensor.  They can be installed on buildings, free-standing posts, existing fences, walls or rooftops, and will sense changes in the electrostatic field when events, such as intruders penetrating through the wires, take place.  The system’s tall, narrow, well contained detection zone allows the sensor to be installed in almost any application and minimizes nuisance alarms caused by nearby moving objects.  Our flagship product is X-Field; it consists of a set of four and/or eight parallel field sensing wires and is sold for between $100 and $190 per meter.  We also offer a deployable volumetric sensor, used to protect military forces deployed on short notice that need fast reaction with minimal effort.

Microwave Products

We also offer a range of bi-static microwave products that are designed for stable, reliable operation in extreme outdoor environments.  Coverage distances range from 180 meters to 450 meters.  In 2011, we launched a new version of our microwave product, which has a K band improved sensor, is fully digital and has extended processing and communication features.

Perimeter security Robot;

In 2013, we added new product for perimeter security, called RoboGuard. RoboGuard is a revolutionary innovation in perimeter security: a robot that runs on an elevated rail along the perimeter of protected sites or border lines, carrying an assortment of sensors. The robot can respond promptly and rush to the exact zone or location where intrusions is suspected; or automatically patrol and inspect the fence integrity, looking for holes or suspicious nearby objects, by using sophisticated IVA (Intelligent Video Analytics) algorithms.

A typical RoboGuard configuration would include:

•	Two fixed cameras with IR illuminators for stereoscopic fence investigation

•	One PTZ camera

•	Two-way intercom in order to communicate with intercepted would-be intruders

CCTV Systems

We have a proven track record in delivering CCTV and IVA solutions that are designed for use in outdoor applications. In the past Magal offered a dedicated Video Management System (VMS). These capabilities are now fully embedded as part of Magal’s PSIM system – the Fortis4GMTC-1500I.

MTC-1500I is a high-end yet affordable, dual technology (thermal and charge-coupled device) outdoor surveillance system.  A high-quality image rendered by the thermal sensor provides long distance detection and recognition of humans in day, night and under poor visibility conditions.  The two cameras are mounted on a single pedestal and controlled through an agile and accurate pan-tilt-zoom-focus engine.

The MTC-1500I is suitable for the protection of any critical object or site.  Markets for the system include airports, seaports, critical border crossings, utilities (such as oil, gas, refineries and water dams).

MSS-1500I

MSS-1500I is a dual camera (day and night) system designed for outdoor rapid deployment operations.  The system is tailored for law enforcement, security and special operations forces.  It enables camera installation close to the required observation area and communicates data to a remote center.  The deployable element has a low footprint for concealed operation and can be put into operation within less than five minutes.

Command and Control Systems

The development of communication and IT technology has significantly affected the security market.  Multiple security systems and technologies, sometimes supplied by different vendors, can now be integrated into a unified command and control system.  We offer three types of command and control systems:

•	Fortis4G – a fourth generation high-end comprehensive command and control system;

•	StarNet 1000 - a basic security management system, or SMS; and

•	Network Manager – a middleware (software) package.

Fortis 4G

FORTIS4G, is our latest Physical Security Information Management system (PSIM).  It is a comprehensive, wide area and real time command and control solution, designed for entities requiring management of security, safety and dispatching.  It is designed to manage daily routines and site activities, security, regular and irregular events as well as crisis situations.

FORTIS4G architecture integrates with legacy systems and sensors from the physical and logical (cyber) levels through a configuration and business logic layer and up to the situational awareness and management levels.  It is based on a strong GIS engine, which creates a common layer for inputs, outputs and presentation.  The GIS engine enables the display of synchronized information in time and space across all screens such as location of mobile forces, located alarms from stationary sensors, video of related cameras, pop-ups of associated radar screens and managed voice communication related to the managed area.  Real-time information enables security personnel to respond immediately, while maintaining a full two-way communication and situational awareness between the command and control center(s) and the first responders. The target markets for Fortis4G are municipalities, city protection applications and, as part of other integrated solutions supplied by us, for use in airport, border and homeland security applications. Fortis4G incorporate the advanced video management capacities with full IVA features:

•
Our investments in IVA tools help eliminate dependency on constant human monitoring.  Automatic tools and algorithms extract abnormalities and only irregular events are transferred and analyzed for verification.  This approach saves bandwidth and storage and more importantly requires human intervention only when needed.

•	Our unique to the industry IVA / VMD has been developed to meet the challenge of the outdoor environment (such as weather effects, moving objects like trees, glare and flashing lights).

•
Our video solutions have a proven track record in high-end vertical markets that require outdoor security such as military bases, government organizations, airports, seaports, mass transportation, correctional facilities, utilities and industrial sites.

StarNet 1000

StarNet 1000, an SMS, is suitable to manage basic sites, consisting of a PIDS with a few other devices.

StarNet2

StarNet2 is –a new version of the basic StarNet system. It is derived from the Fortis4G and thus will significantly improve its ancestor (StarNet 1000).

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

Cyber Protection Solutions

In January 2013, we acquired CyberSeal and started to initiate our strategy to expand our product offerings to include cyber protection solutions.  These new solutions will monitor, detect and protect against abnormal network activity, both landline and wireless, within and close to protected sites.  Following the acquisition of CyberSeal, we have developed the following new products:

•	Tungsten – A hardened managed switch with built in security capabilities to monitor unauthorized traffic which is optimized for outdoors security networks;

•	Cobalt – A Ruggedized Unidirectional Ethernet Data Diode, designed to control the flow of information between distinct networks and protect against cyber attacks;

•	Yttrium - IMSI (International Mobile Subscriber Identity) Catcher Appliance that is capable of enforcing a cellular usage policy at a site by using a configurable set of rules;

•	Vanadium - IMSI Catcher Detector designed to protect cellular subscribers within a secured site against diversion of their mobile devices (calls and data) through unauthorized pseudo operators;

•	Rubidium – An easily operated SIEM (Security Information & Event Management) application, designed to manage CyberSeal’s products as well as third party network and cyber monitoring devices.

During 2014, we intend to launch these products into our existing channels as well as through new channels, and to integrate them together for end users.

Marketing, Sales and Distribution

We believe that our reputation as a vendor of high-security products in one of the world’s most security conscious countries often provides us and our sales representatives with direct access to senior government and corporate officials in charge of security matters elsewhere.

Our sales efforts focus on:

•
Products (mainly PIDS and cyber).  Products are sold indirectly through system integrators and distribution channels.  Due to the sophistication of our products, we often need to approach end-users directly and be in contact with system integrators, however the sale is directed through a third party; and

•
Solutions.  This part of the business deals with end-customers or high-end system integrators.  We offer a full comprehensive solution, which includes our in-house portfolio of products and products manufactured by third parties.  Solutions are focused around our core competency (outdoor and cyber security, safety and site management).  In many cases we take responsibility for the full turnkey solution and we integrate and deliver a full solution, including civil works, installation, training, warranty and after sale support. Cyber security is now offered as an integrated part of our comprehensive solutions.

In addition to our two main sales offices in Israel and Canada, we have sales offices in the United States, the United Kingdom, Germany, Mexico, China, Romania, Colombia and Spain. In India we have a joint venture covering this emerging market.

Customers

The following table shows the geographical breakdown of our consolidated revenues for the three years ended December 31, 2013:

	Year Ended December 31,
	2011	2012	2013
	(In thousands)
Israel	$10,091	$10,152	$11,517
North America	13,373	10,732	13,614
Europe	10,913	12,809	7,311
South and Latin America	12,145	15,159	3,118
Africa	35,499	21,642	8,182
Others	6,570	7,203	7,775
Total	$88,591	$77,697	$51,517

For the years ended December 31, 2011, 2012 and 2013, revenues generated from sales to the MOD and IDF accounted for 7.8%, 9% and 15% respectively, of our revenues. The Mexican Federal Prisons Authority, or CNS, a client in Mexico, accounted for 10.7%, 7.7% of our revenues in the years ended December 31, 2011 and 2012, respectively.  In addition, our Gabonese Republic Project accounted for 34.8% of our revenues in 2011 and 6.7% of our revenues in 2012. The revenues from the provision of the perimeter security solution to the port of Mombasa, Kenya accounted for 2%, 19.3% and 14.2% of our revenues in the years ended December 31, 2011, 2012 and 2013, respectively.  We cannot assure you that any of our major customers will maintain their level of business with us or that, if such business is reduced, other customers generating similar revenues will replace the lost business. For example, we completed the Gabonese Republic Project and do not expect to receive any future revenues from this project.  The failure to replace these customers with one or more customers generating similar revenues will have a material adverse effect on our financial results.

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

During the years ended December 31, 2011, 2012 and 2013, we derived approximately 6.6%, 8.9% and 16.7% of our total revenues, respectively, from maintenance and services.

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

Our research and development expenses during 2011, 2011 and 2013 were $3.9 million, $4 million and $4.4 million, respectively.  In addition to our own research and development activities, we also acquire know-how from external sources.  We cannot assure you that any of our research and development projects will yield profitable results.

We have the following two development centers, each of which develops products and technologies based on its area of expertise:

•
In Israel - we develop a wide range of perimeter products including our taut wire, mechanical vibration, electronically vibration, video, perimeter security Robot and high-end SMS, command and control systems and PipeGuard, as well as the Cyber products.

•
In Canada - we develop our buried cable sensors, fence mounted vibration detection systems, mechanical, copper and fiber-optic fence sensors, electrostatic volumetric detection, medium to high-end control systems, microwave detection, personal alarm systems and small to medium control systems.

Manufacturing and Supply

Our manufacturing operations consist of designing and developing our products, fabricating and assembling components and finished products, quality control and final testing.  Substantially all of our perimeter manufacturing operations are currently performed at our facilities in Yehud, Israel and Ottawa, Canada.  See Item 4D. “Information on the Company - Property, Plants and Equipment.” Our cyber manufacturing operations are currently performed at our facilities in Tel Aviv, Israel.

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

The PIDS market is very fragmented. According to Frost & Sullivan and IMS Research reports which were published in the first half of 2012, we rank first based on market share with 10.2% - 15% of the market (the difference results from inclusion or exclusion of different technologies, such as radar and CCTV). Our competition includes Elfar Ltd. and RB-Tec Ltd. in Israel, and South West Microwave Inc., Future Fiber Technologies, Detection Security Systems Inc., Fiber Sensys Inc. Geoquip Ltd., GPS Standard SpA and Cias Elettronica Srl outside of Israel.

We don't see any competition for the RoboGuard right now.

We believe that our principal competitors for the PipeGuard system are Future Fibre Technologies Pty. Ltd., Optellios inc., Quinetic and FOTech and that our principal competitors for personal emergency location systems are Actall Corp. and Visonic Networks.

The cyber market is still in its embryonic phase. We believe that this market will mature during the next three years at which time we will be in a better position to analyze it.

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

Intellectual Property Rights

We have 14 patents issued and have 5 patent applications pending in the U.S. and in several other countries and have obtained licenses to use proprietary technologies developed by third parties.  We cannot assure you:

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

We have registered trademarks for ULTRAWAVE, E-FIELD, FLARE, FLEXPI, FLEXPS, GUIDAR, INTELLI-FIELD, LOGO DESIGN (old Senstar), MISCELLANEOUS DESIGN (Stellar logo), OMNITRAX, PANTHER, PERIMITRAX, PINPOINTER, REPELS, S DESIGN, SENNET, SENSTAR, SENSTAR & DESIGN, SENSTAR-STELLAR, SENSTAR-STELLAR & DESIGN, SENTIENT, XFIELD, MAGAL, DTR, FORTIS, DREAMBOX, PIPEGUARD AND MAESTRO DB.

INTELLI-FLEX, INTELLIFIBER, STARLED, STARNET, ARMOURFLEX, FLASH, FLEXZONE, ROBOGUARD, FENSOR, CYBERSEAL, the Magal logo and all other marks used to identify particular products and services associated with our businesses are unregistered trademarks.  Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

C.            Organizational Structure.

We have wholly owned subsidiaries that operate in Israel (CyberSeal), Canada, the United States, Colombia, Brazil, Germany, Mexico, the United Kingdom, Romania and Spain. We also own 51% of the outstanding capital stock of our Indian subsidiary.   Set forth below are our significant subsidiaries.

Subsidiary Name	Country of Incorporation/Organization	Ownership Percentage
Senstar Corp	Canada	100%
Senstar Inc.	United States	100%

D.            Property, Plants and Equipment.

We own a two-story 2,533 square meter facility located on a 4,352 square meter parcel in the Yehud Industrial Zone, Israel, which is used as our principal facility.  Approximately 600 square meters are devoted to administrative, marketing and management functions and approximately 700 square meters are used for engineering, system integration and customer service.  We use the remaining area of approximately 1,200 square meters for production management and production operations, including manufacturing, assembly, testing, warehousing, shipping and receiving.  We also lease a one-story 810 square meter facility located on a 1,820 square meter parcel in the Yehud Industrial Zone for $96,000 per year for use in production and operations.  The lease terminates in 2029.  The products that we manufacture at our facilities in the Yehud Industrial Zone include our taut-wire intrusion detection systems, our vibration detection systems, our video-motion detection systems, Fortis4G, Maestro DB, PipeGuard, MTC-1500, MSS-1500 and other perimeter systems.

We own a 33,000 square foot facility in Carp, Ontario, Canada.  Approximately 9,000 square feet are devoted to administrative, marketing and management functions, and approximately 8,000 square feet are used for engineering, system integration and customer service.  We use the remaining area of approximately 16,000 square feet for production operations, including cable manufacturing, assembly, testing, warehousing, shipping and receiving.  We own an additional 182,516 square feet of vacant land adjacent to this property, which is being held for future expansion.  We also rent 358,560 square feet of land near this facility for use as an outdoor sensor test and demonstration site for our products including the Omnitrex buried cable intrusion detection system, the X-Field volumetric system, the Intelli-FLEX and FlexPS microphonic fence detection system, Flash and Flare, and various perimeter monitoring and control systems.  The rent for this site is approximately $3,500 per year plus taxes under a lease that expires in November 2014.  In addition, we lease a 1,900 square feet facility adjacent to our Carp, Ontario property for use as additional storage and system integration space under a month to month tenancy costing approximately $1,500 per month.

In June 2012, we purchased 1,408 square meter of vacant land in Cuernavaca, Mexico, on which we established a facility for our Mexican subsidiary. This facility was officially opened on August, 2013. Since the beginning of 2013 till we have entered our new facility, we have paid approximately $28,000 for the previous offices in Mexico.

We also lease small office spaces in China, Colombia, Germany, Romania, Spain, the United Kingdom, India, Israel and Virginia and California in the United States, for our remaining entities.  The aggregate annual rent for such offices was approximately $ 350,000 in 2013.

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

A.            Operating Results.

Overview

We develop, manufacture, market and sell complex computerized security systems.  Our systems are used in more than 80 countries to protect aircraft, national borders and sensitive facilities, including military bases, power plant installations, airports, postal facilities, prisons, Olympic villages and stadiums and industrial locations from terrorism, theft and other security threats.

Our revenues are derived from our three operating segments:

•	Perimeter Products segment - sales of perimeter products, including services and maintenance that are performed either on a fixed-price basis or pursuant to time-and-materials based contracts, and

•	Turnkey Projects segment - installation of comprehensive turnkey solutions for which revenues are generated from long-term fixed price contracts.

•	Cyber segment - provides hardware and software products, in the field of Cyber Security, for monitoring, securing, and the active management of wired, wireless, and fiber optic communication networks.

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

Turnkey Projects Segment

The Turnkey Projects segment has operations worldwide and the segment includes a number of reporting units operating in Israel, Mexico, Romania, Colombia and a division of Senstar Canada.

Cyber Segment

The Cyber segment has operation mainly in the US and in Israel. As of December 31, 2013, this segment includes the operations of CyberSeal Ltd.

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

Our revenues from our perimeter products and turnkey projects segments for the three years ended December 31, 2013 and our revenues from our Cyber segment for the year ended December 31, 2013 were as follows:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Perimeter products	$30,012	$33,941	$30,551
Turnkey projects	59,707	45,038	20,137
Cyber	-	-	1,638
Eliminations	(1,128)	(1,282)	(809)
Total	$88,591	$77,697	$51,517

The decrease in revenues from turnkey projects was primarily due to the early 2012 completion of the Gabonese Republic Project, which we received in 2011 with respect to the 2012 Africa Cup of Nations.

Our operating income (loss) from our perimeter products and turnkey projects segments for the three years ended December 31, 2013 and our operating income (loss) from our Cyber segment for the year ended December 31, 2013 were as follows:

	2011	2012	2013
	(In thousands)
Perimeter products	$2,665	$4,409	$542
Turnkey projects	5,224	1,634	(3,571)
Cyber	-	-	(1,184)
Other income	2,304	-	-
Eliminations	(382)	(486)	(306)
Total	$9,811	$5,557	$(4,519)

The profit in 2011 and 2012 is mainly attributable to increased government spending in certain territories which led to new projects in 2011 and 2012, while in 2013 the market was depressed due to the European economic slowdown and the reduction in government spending in certain territories.

Key Factors Affecting our Business

Our operations and the operating metrics discussed below have been, and will likely continue to be affected by certain key factors as well as certain historical events and actions. The key factors affecting our business and results of operations include among others, reliance on large orders from a small number of customers, the 2013 growth strategy plan, reliance on government contracts and competition. For further discussion of the factors affecting our results of operations, see “Risk factors.”

Reliance on large orders from a small number of customers

We receive relatively large orders for products from a relatively small number of customers. Consequently, a single order from one customer may represent a substantial portion of our sales in any one period and significant orders by any customer during one period may not be followed by further orders from the same customer in subsequent periods. Our sales and operating results are subject to very substantial periodic variations. Since quarterly performance is likely to vary significantly, our results of operations for any quarter or calendar year are not necessarily indicative of the results that we might achieve for any subsequent period. Accordingly, quarter-to-quarter and year-to-year comparisons of our operating results may not be meaningful. In addition, we have a limited order backlog that is generally composed of orders that are fulfilled within a period of three to twelve months after receipt, which makes revenues in any quarter substantially dependent upon orders received in prior quarters.

Growth Strategy Plan

In last quarter of 2013 we adopted a growth strategy beyond the core of our PIDS activity. Pursuant to this growth strategy, we will seek to acquire a security products or cyber company that will expand our portfolio in the security business (HLS) both in the physical and logical field. In addition, we determined to focus our business on our sensor activity, expand our sales channels and close certain technology gaps in response to new demands in the market place.  We intend to implement the plan though organic growth or the acquisition of, or investment in, businesses, products and technologies that complement our security business within the PIDS or Cyber fields.

We may not be able to implement our growth strategy plan and may not be able to successfully expand our business activity and increase our sales.  If we are successful in the implementation of our strategic plan, we may be required to hire additional employees in order to meet customer demands, and if we are unable to attract or retain qualified employees, our business could be adversely affected.

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

Reliance on government contracts

Our products are primarily sold to governmental agencies, governmental authorities and government-owned companies, many of which have complex and time consuming procurement procedures.  A substantial period of time often elapses from the time we begin marketing a product until we actually sell that product to a particular customer.  In addition, our sales to governmental agencies, authorities and companies are directly affected by these customers’ budgetary constraints and the priority given in their budgets to the procurement of our products.  A decrease in governmental funding for our customers’ budgets would adversely affect our results of operations.  This risk is heightened during periods of global economic slowdown. Accordingly, governmental purchases of our systems, products and services may decline in the future if governmental purchasing agencies terminate, reduce or modify contracts.

Competition

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

Explanation of Key Income Statement Items

Cost of revenues.  Our cost of revenues for perimeter products consists of component and material costs, direct labor costs, subcontractor costs, shipping expenses, overhead related to manufacturing and depreciation.  Our cost of revenues for turnkey projects consists primarily of component and material costs, subcontractor costs, direct labor costs and overhead related to the turnkey projects. Our cost of revenues for Cyber sales consists primarily of direct labor costs, some component, material and subcontractor costs and overhead related to those sales.

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

Depreciation and Amortization. The amount of depreciation and amortization attributable to our business segments for the three years ended December 31, 2013 are as follows:

	Years Ended December 31,
	2011	2012	2013
	(in thousands)
Perimeter products	$722	$624	$606
Turnkey projects	497	554	629
Cyber	-	-	484
Total	$1,219	$1,178	$1,719

Financial Expenses, Net. Financial expenses, net include exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the functional currency of each entity, currency and hedge transactions, interest charged on loans from banks as well as interest income on our cash and cash equivalents and short term investments.

Tax expense.  Tax expense consists of federal, state and local taxes on the income of our business.  We paid income taxes in Germany, Colombia and Mexico in each of the years ended December 31, 2011 and 2012.In 2013 we did not pay income taxes on those territories due to losses.  In addition, we paid income taxes in Canada and the United States in 2012 and 2013. We did not pay taxes elsewhere because of our operating loss carry forwards.

Discussion of Critical Accounting Policies

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and the use of different assumptions would likely result in materially different results of operations.  Critical accounting policies are those that are both most important to the portrayal of our financial position and results of operations and require management’s most difficult, subjective or complex judgments.  Although not all of our significant accounting policies require management to make difficult, subjective or complex judgments or estimates, the following policies and estimates are those that we deem most critical.

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

Fees are payable upon completion of agreed upon milestones and subject to customer acceptance. Revenues recognized in advance of contractual billing are recorded as unbilled accounts receivable.  The period between most instances of advanced recognition of revenues and the billing of the customers generally ranges between one to six months.  As of December 31, 2013, we had recorded $2.4 million of such unbilled receivables.

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

During 2011, 2012 and 2013 we recorded inventory write-offs from continuing operations in the amounts of $1.0 million, $0.6 million and $0.6 million, respectively.  Such write-offs were included in cost of revenues.

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

As of December 31, 2013, we had a net deferred tax asset of $0.3 million attributable to our subsidiaries.  We had total estimated available tax loss carryforwards of $13 million with respect to our operations in Israel and our subsidiaries, outside Israel, had estimated total available tax loss carryforwards of $11.9 million, of which $7.4 million was attributable to our U.S. subsidiary, which may be used as an offset against future taxable income for periods ranging between 6 and 18 years.  As of December 31, 2013, we recorded a full valuation allowance on these carryforward tax losses due to the uncertainty of their future realization.  Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

Goodwill

We have recorded goodwill as a result of acquisitions, which represents the excess of the cost over the net fair value of the assets of the businesses acquired.  We follow ASC 350, “Intangibles – Goodwill and Other,” which requires goodwill to be tested for impairment, at the reporting unit level, at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized.  We perform our annual goodwill impairment test at December 31 of each year, or more often if indicators of impairment are present.

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

The goodwill on our balance sheet as of December 31, 2013 relates to certain of our subsidiaries within the Perimeter Products segment and to our last acquisition of CyberSeal.  During 2011, 2012 and 2013 no impairment losses were identified.

The material assumptions used for the goodwill annual impairment test for the Perimeter Products segment, according to the income approach for 2013 were five years of projected net cash flows, a weighted average cost of capital rate of 14.3% and a long-term growth rate of 1%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

The material assumptions used for the goodwill annual impairment test for the Cyber segment (which comprises a one reporting unit), according to the income approach for 2013 were five years of projected net cash flows, a weighted average cost of capital rate of 15% and a long-term growth rate of 2%. The Company considered current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

Impairment of long lived assets

Our long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360 “Property, Plant, and Equipment” whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable.  Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During 2011, 2012 and 2013, no impairment losses were identified.

Functional Currency and Financial Statements in U.S. Dollars

While our functional currency in Israel is the NIS, our reporting currency is the U.S. dollar.  Translation adjustments resulting from translating our financial statements from NIS to the U.S. dollar are reported as a separate component in shareholders’ equity.  As of December 31, 2011, 2012 and 2013, our foreign currency translations totaled $0.6 million $2.2 million and $1.3 million, respectively.

During the years ended December 31, 2012 and 2013, we recorded accumulated foreign currency translation income of approximately $0.3 million and $2.4 million, respectively.  During the year ended December 31, 2011 we recorded accumulated foreign currency translation expense of approximately $0.6 million, included in our balance sheets as part of “accumulated other comprehensive income.” As of December 31, 2011, 2012 and 2013, foreign currency translation adjustments, net of $4.5 million, $4.7 million and $7.1 million, respectively, were included under “accumulated other comprehensive income.”

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

Of our cash and cash equivalents and short-term, restricted and long-term bank deposits at December 31, 2013, $35.2 million was deposited with major Israeli banks.  An additional $9.3 million was deposited mainly with the Deutsche Bank, Royal Bank of Canada, BBVA Bankcomer, Helm Bank and Westpac Bank of Canada.  Cash and cash equivalents deposited with U.S. banks or other banks may be in excess of insured limits and are not insured in other jurisdictions.  Generally these deposits maybe redeemed upon demand and therefore bear low risk.

The short-term and long-term trade receivables and the unbilled accounts receivable of our company and our subsidiaries are derived from sales to large and solid organizations located mainly in Israel, the United States, Canada, Africa, Mexico and Europe.  We perform ongoing credit evaluations of our customers and to date have not experienced any material losses.  An allowance for doubtful accounts is determined with respect to those amounts that we have determined to be doubtful of collection and in accordance with an aging policy.  In certain circumstances, we may require letters of credit, other collateral or additional guarantees.  During the years ended December 31, 2011, 2012 and 2013 we recorded $411,000, $413,000 and $165,000 of expenses related to doubtful accounts, respectively.  As of December 31, 2013, our allowance for doubtful accounts amounted to $809,000.

We have no significant off-balance sheet concentration of credit risks, such as foreign exchange contracts or foreign hedging arrangements, except derivative instruments, which are detailed below.

Results of Operations

In 2013, we continued to suffer from the decrease in governmental spending in certain territories. We believe that this trend is continuing and that government spending in certain territories will stay low compare to previous levels.

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

The following table presents certain financial data expressed as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
Revenues	100%	100%	100%
Cost of revenues	55.4	56.8	60.3
Gross profit	44.6	43.2	39.7
Operating expenses:
Research and development, net	4.4	5.2	8.6
Selling and marketing, net	21.9	21.3	24.8
General and administrative	9.8	9.5	15.1
Other income	(2.6)	-	-
Operating income (loss)	11.1	7.2	(8.8)
Financial income (expenses), net	0.9	(0.6)	0.1
Income (loss) before income taxes	12.0	6.5	(8.7)
Income taxes	0.9	1.3	0.1
Net income (loss)	11.1	5.3	(8.8)

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

Revenues.  Revenues decreased by 33.7% to $51.5 million for the year ended December 31, 2013 from $77.7 million for the year ended December 31, 2012.  Revenues from sales of perimeter systems decreased by 10% to $30.6 million in 2013 from $33.9 million in 2012, primarily due to economy slowdown in Europe and governmental spending cutbacks.  Revenues from security turnkey projects decreased by 55.3% to $20.1 million in 2013 from $45 million in 2012, primarily due to government budgets that were frozen.  We anticipate that our revenues will increase in 2014, as a result of anticipated improvements in economic conditions in certain territories and increases in governmental spending.

Cost of revenues. Cost of revenues decreased by 29.7% to $31.1 million for the year ended December 31, 2013 from $44.2 million for the year ended December 31, 2012.  This decrease was primarily due to the decrease in revenues.  Cost of revenues as a percentage of revenues increased to 60.3% in 2013 from 56.8% in 2012, primarily due to the decreased sales without a matching decrease in fixed costs and due to a mix of projects. Our cost of revenues as a percentage of revenues was negatively impacted by the appreciation of the NIS against the U.S. dollar in 2013.

Research and development expenses, net.  Research and development expenses, net increased by 9.1% to $4.4 million for the year ended December 31, 2013 from $4 million for the year ended December 31, 2012. The increase in research and development expenses in 2013 was primarily due to the CyberSeal acquisition.

Selling and marketing expenses, net.  Selling and marketing expenses, net decreased by 22.7% to $12.8 million for the year ended December 31, 2013 from $16.5 million for the year ended December 31, 2012.  The decrease in selling and marketing expenses in 2013 was primarily due to decreased sales commissions in 2013 compared with 2012, as well as lower associated expenses such as royalties. The decrease is offset by an increase in expenses attributable to the average exchange rate of the NIS against the U.S. dollar in 2013. Selling and marketing expenses amounted to 24.8% and 21.3% of revenues in 2013 and 2012, respectively.

General and administrative expenses.  General and administrative expenses increased by 5.1% to $7.8 million for the year ended December 31, 2013 from $7.4 million for the year ended December 31, 2012.  The increase in general and administrative expenses in 2013 was primarily due to the CyberSeal acquisition, as well as the impact of the average exchange rate appreciation of the NIS against the U.S. dollar in 2013.  General and administrative expenses amounted to 15.1% of revenues in 2013 compared to 9.5% in 2012.

Other income.   In 2011, we collected an arbitration award of approximately $2.5 million and recorded income of $2.3 million from the arbitration, net of legal expenses.  We did not record any other income in 2012 and 2013.

Operating profit.  We had an operating loss of $4.5 million for the year ended December 31, 2013 compared to an operating profit of $5.6 million for the year ended December 31, 2012.  The operating profit (loss) of our business segments for the years ended December 31, 2013 and 2012 were as follows:

	Year Ended December 31,
	2012	2013
	(In thousands)
Perimeter products	$4,409	$542
Turnkey projects	1,634	(3,571)
Cyber	-	(1,184)
Eliminations	(486)	(306)
Total	$5,557	$(4,519)

Our perimeter products segment recorded operating income of $0.5 million for the year ended December 31, 2013 compared to operating income of $4.4 million for the year ended December 31, 2012, primarily as a result of decreased sales of perimeter products due to continued economy slowdown in Europe and governmental spending cutbacks. In addition, the decrease results from the combination of low sales in 2013 and fixed operating costs. Our turnkey project segment recorded operating loss of $3.6 million in the year ended December 31, 2013 compared to operating income of $1.6 million for the year ended December 31, 2012 primarily as a result of decreased sales of turnkey projects due to government budgets that were frozen. Our Cyber segment recorded operating loss of $1.2 million in the year ended December 31, 2013.

Financial expenses (income), net.  Our financial income, net, for the year ended December 31, 2013 was $0.1 million compared to financial expenses, net of $0.5 million for the year ended December 31, 2012.  The change was primarily attributable to foreign exchange gain, net of $0.1 million in the year ended December 31, 2013 compared to foreign exchange loss, net of $0.5 million in the year ended December 31, 2012.

Income taxes. We recorded income tax expense of $0.1 million for the year ended December 31, 2013 compared to income tax expense of $1 million for the year ended December 31, 2012. Tax expenses primarily relate to the tax expenses of our foreign subsidiaries.

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

Our perimeter products segment recorded operating income of $4.4 million for the year ended December 31, 2012 compared to operating income of $2.7 million for the year ended December 31, 2011, primarily as a result of increased sales of perimeter products due to continued governmental spending. Our turnkey project segment recorded operating income of $1.4 million in the year ended December 31, 2012 compared to operating income of $5.2 million for the year ended December 31, 2011.  We experienced extraordinary results in 2011 mainly due to the revenues generated by the African Cup of Nations Football Championship project.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2009	3.9	(0.7)	4.6
2010	2.7	(6.0)	8.7
2011	2.2	7.7	(5.5)
2012	1.6	(2.3)	3.9
2013	1.8	(7.0)	8.8

In addition, the U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the Canadian dollar.  In 2012, the Canadian dollar depreciated against the U.S. dollar by 2.6% and in 2013 the Canadian dollar appreciated against the U.S. dollar by 6.8%.

In 2013, foreign currency fluctuations had a small positive impact on our results of operations as we recorded foreign exchange income, net of $0.1 million, compared to $0.5 million of foreign exchange losses, net in 2012.  We expect that our results of operations will continue to be affected by currency fluctuations in the future.

To manage this risk, from time to time, we have entered into forward exchange contracts to hedge some of our foreign currency exposure relating to bank deposits and unbilled accounts receivable denominated in foreign currencies.  During 2012 and 2013, we recorded $410,000 and $39,000, respectively, in financial income. During 2011, these forward transactions had no impact on our results.

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

Effective Corporate Tax Rate

The Israeli corporate tax rate was 24% in 2011 and 25% in 2012 and 2013.

On December 5, 2011, the "Knesset" (Israeli parliament) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Law") which, among others, cancels effective from 2012, the scheduled reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25%, as above, the real capital gain tax rate and the real betterment tax rate were also increased accordingly.

On August 5, 2013, the "Knesset" issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 ("the Budget Law"), which consists, among others, of fiscal changes whose main aim is to enhance the collection of taxes in those years.

These changes include, among others, increasing the corporate tax rate from 25% to 26.5%, cancelling the reduction in the tax rates applicable to privileged enterprises (9% in development area A and 16% elsewhere) and, in certain cases, increasing the rate of dividend withholding tax within the scope of the Law for the Encouragement of Capital Investments to 20% effective from January 1, 2014. There are also other changes such as taxation of revaluation gains effective from August 1, 2013. The provisions regarding revaluation gains will become effective only after the publication of regulations defining what should be considered as "retained earnings not subject to corporate tax" and regulations that set forth provisions for avoiding double taxation of overseas assets. As of the date of approval of these financial statements, these regulations have not been issued.

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

As of December 31, 2013, we had net deferred tax assets of $0.3 million attributable to our subsidiaries.  We had total estimated available carryforward tax losses of $12 million with respect to our operations in Israel to offset against future taxable income.  We have recorded a full valuation allowance for such carryforward tax losses due to the uncertainty of their future realization. As of December 31, 2013, our subsidiaries had estimated total available carryforward tax losses of $12.9 million, which may be used as an offset against future taxable income for periods ranging between 1 and 19 years.  Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state tax law provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

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

B.            Liquidity and Capital Resources

Our working capital at December 31, 2012 and 2013 was $49.2 million and $47 million, respectively.  Cash and cash equivalents amounted to $36.8 million at December 31, 2012 compared to $32.2 million at December 31, 2013.  Short-term and long-term bank deposits, restricted bank deposits and escrow deposits amounted to $9.6 million at December 31, 2012 compared to $12.2 million at December 31, 2013.  Our cash and cash equivalents, short and long-term bank deposits are held in various banks, mainly in U.S. dollars, Euros, NIS and Canadian dollars.

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

On August 7, 2013 we took a bank loan in the amount of $2.5 million bearing annual interest of Libor + 3.4%. The loan is being repaid by 20 equal quarterly installments until August 7, 2018. The proceeds of such exercise, if any, will be used for working capital purposes.

We expect that our total research and development expenses in 2014 will be approximately $4.4 million. Our research and development plan for 2014 covers the following main areas:

•
Sensor development - We intend to continue the development of new and innovative sensors and Cyber products based on existing, new and hybrid technologies.  Most of the development will be based on in-house competencies; however, we may acquire some know-how externally.

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

We believe that our cash and cash equivalents, bank facilities, bank deposits and our expected cash flows from operations in 2014 will be sufficient to meet our ongoing cash requirements through 2015.  However, our liquidity could be negatively affected by a decrease in demand for our products, including the impact of potential reductions in customer purchases that may result from the current general economic climate.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Net cash provided by (used in) operating activities	20,418	5,706	(2,590)
Net cash used in investing activities	(6,406)	(1,048)	(5,760)
Net cash provided by financing activities	1,833	961	2,583
Effect of exchange rate changes on cash and cash equivalents	(2,436)	1,160	1,218
Increase (decrease) in cash and cash equivalents	13,409	6,779	(4,549)
Cash and cash equivalents at the beginning of the year	16,596	30,005	36,784
Cash and cash equivalents at the end of the year	$30,005	$36,784	$32,235

Net cash used in operating activities was approximately $2.6 million in the year ended December 31, 2013 compared to net cash provided by operating activities of $5.7 million in the year ended December 31, 2012 and net cash provided by operating activities of $20.4 million in the year ended December 31, 2011.  Net cash used in operating activities in the year ended December 31, 2013 was primarily attributable to 2013 loss as well as to the decrease of $3.1 million in customer advances, decrease of $3 million in trade payables and decrease of $1.5 million in other accounts payable and accrued expenses. This was offset in part by a decrease of $6.2 million in short and long term trade receivables, net, $1.7 million of depreciation and amortization expenses and $0.5 million of stock based compensation.

Net cash provided by operating activities in the year ended December 31, 2012 was primarily attributable to 2012 income as well as to the $1.2 million of depreciation and amortization expenses, $0.2 million of stock based compensation, a decrease in other accounts receivable and prepaid expenses of $2.9 million, unbilled accounts receivables of $2.6 million, inventory of $1.4 million, long term trade receivables of $0.4 million and an increase of $0.8 million in customer advances. This was offset in part by an increase of $4.1 million in trade receivables, a decrease in other accounts payable and accrued expenses of $3.3 million and a decrease of $0.4 million in accrued severance pay.

Net cash provided by operating activities in the year ended December 31, 2011 was primarily attributable to 2011 income as well as to the $1.2 million of depreciation and amortization expense, $0.4 million of stock based compensation, a decrease in trade accounts receivables and inventories of $1.2 million and $0.2 million, respectively, an increase of $6.1 million in other accounts payable and accrued expenses, an increase of $3.2 million in trade payables, an increase of $3.9 million in customer advances and an increase of $0.3 million in accrued severance pay.  This was offset in part by an increase of $2.4 million in unbilled accounts receivables, an increase of $3.3 million in other accounts receivable and prepaid expenses, an increase of $0.2 million in accrued interest and exchange differences on short term and long term deposits and long term loans and an increase in deferred income taxes of $0.1 million. The significant increase in net cash provided by operating activities was due in part to the special terms and timing of the receipts and payments of projects performed in 2011 and may not be indicative of future operating performance.

Net cash used in investing activities was approximately $5.8 million for the year ended December 31, 2013 compared to net cash used in investing activities of approximately $1 million for the year ended December 31, 2012 and net cash used in investing activities of approximately $6.4 million for the year ended December 31, 2011. In the year ended December 31, 2013, our net cash used in investing activities was primarily attributable to short-term deposits net of sale of short-term bank deposits for $4.4 million, payments for business acquisitions of CyberSeal for $2.6 million and a purchase of property and equipment for $1.2 million. These amounts were offset in part by the release of long-term bank deposits and restricted deposit of $2.3 million.

In the year ended December 31, 2012, our investments in restricted long term and short term bank deposits were $0.2 million and $1.5 million, respectively, and we purchased $1.7 million of property and equipment. These amounts were offset in part by the sale of short term bank deposits of $0.2 million and the realization of $2.1 million from the release of funds from a restricted deposit.

In the year ended December 31, 2011, our investments in restricted long term and short term bank deposits were $7.6 million and $0.4 million, respectively and we purchased $1.2 million and $28,000, respectively, of property and equipment and know-how and patents.  These amounts were offset in part by the sale of short term bank deposits of $31,000, the realization of $2.8 million from the release of funds from a restricted deposit and proceeds of $50,000 from sale of property and equipment.

In the year ended December 31, 2013, net cash provided by financing activities was $2.6 million, primarily attributable to $2.5 million proceeds from long-term bank debt.

In the year ended December 31, 2012, net cash provided by financing activities was $1 million, primarily attributable to the $1.1 million proceeds from issuance of shares upon exercise of options and employee stock purchase plan.

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

We had capital expenditures of approximately $1.2 million, $1.7 and 1.2 million in the years ended December 31, 2011, 2012 and 2013, respectively.  These capital expenditures were principally for computers, other machinery, land and building construction for one of our subsidiaries' offices and equipment and for expanding and renovating our facilities.  We estimate that our capital expenditures for 2014 will total approximately $1.1 million.  We expect to finance these expenditures primarily from our cash and cash equivalents and our operating cash flows.  However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions and changes in the demand for our products. In addition, part of CyberSeal acquisition was paid in cash of approximately $2.6M.

Credit Lines and Other Debt

Short-term and long-term bank credit at December 31, 2012 and 2013 was $5.4 million and $8.2 million, respectively.  Our highest level of short-term and long-term bank borrowings in the years ended December 31, 2012 and 2013 was $5.4 million and $8.3 million, respectively.

As of December 31, 2013, we had credit lines with Bank Leumi Le-Israel B.M., or Bank Leumi, Union Bank of Israel Ltd., or Union Bank, and Bank Hapoalim B.M., or Bank Hapoalim, totaling $28.4 million in the aggregate (of which $7.2 million is reserved exclusively for guarantees out of which $3.3 million was available as of December 31, 2013).  Our credit lines at Bank Leumi and Union Bank have no restrictions as to our use of the credit, while our credit line at Bank Hapoalim is restricted to projects execution.  Some of the loans under these credit lines are denominated in NIS and one is denominated in US dollar.  We are not under any obligation to maintain financial ratios or other terms in respect of our credit lines. In addition, as of December 31, 2013, our subsidiaries had credit lines with the Royal Bank of Canada, Deutsche Bank and Helm Bank of $3.1 million in the aggregate, of which $2.3 million was available at December 31, 2013.

Our Canadian subsidiary, which is primarily engaged in sale of perimeter products and turnkey projects, has undertaken to maintain general covenants and the following financial ratios and terms in respect of its outstanding credit lines: a quick ratio of not less than 1.25:1; a ratio of total liabilities to tangible net worth of not greater than 0.75:1; and tangible net worth of at least $10.0 million.  As of December 31, 2013, our Canadian subsidiary was in compliance with these ratios and terms.

As of December 31, 2013, our outstanding balances under our credit lines in Israel consisted of:

•	Short-term NIS-denominated loans of approximately $5.8 million, bearing interest at an average rate of 1.5%;

•	Several bank performance, advance payment and bid guarantees totaling approximately $3.9 million, at an annual cost of 1%-1.5%; and

•	An immaterial amount of long-term NIS-denominated loans.

•	Long term USD dominated loan of approximately $ 2.5 million bearing interest at an average rate of Libor + 3.4%;

As of December 31, 2013, the outstanding balances under the credit lines of our subsidiaries consisted of several bank performance, advance payment and bid guarantees totaling approximately $0.8 million, at an annual cost of 1.5% -1.8%.

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

For the three years ended December 31, 2013, we paid the OCS royalties in the amount of $68,000, $178,000 and $123,000, respectively.  These royalties related to sales of perimeter security products and management security systems and to some of the sales of our Israeli Subsidiary. As of December 31, 2013, we had a contingent obligation to pay royalties to the OCS in the amount of approximately $1.8 million upon the successful sale of perimeter security products developed under research and development programs sponsored by the OCS.

Investment Tax Credit

Our Canadian subsidiary is eligible for investment tax credits for its research and development activities and for certain current and capital expenditures.  For the years ended December 31, 2013, 2012 and 2011, our Canadian subsidiary recognized $270,000, $280,000 and $268,000, respectively, of investment tax credits.

In addition, as of December 31, 2013, our Canadian and U.S. subsidiaries had available investment tax credits of approximately $1.4 million in Canada and $0.1 million in the U.S. to reduce future federal and provincial income taxes payable.  These credits will expire in 2027 through 2032 in Canada and 2019 through 2023 in the U.S. As of December 31, 2013, our subsidiaries made a full valuation allowance in respect of such investment tax credits.

D.            Trend Information.

We recorded a loss in 2013 compare with a profit in 2011 and 2012.  The shift to loss in 2013 from profits in 2011 and 2012 is mainly attributable to held back in governmental spending in certain territories which led to delay in new projects in 2013, while in 2011 and 2012 the market was less influenced by the global economic slowdown and the reduction in governmental spending.

To the extent this trend will be change in 2014, we believe that we will face increased revenues which will result in continued profitable operations.

E.            Off-Balance Sheet Arrangements.

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.             Tabular Disclosure of Contractual Obligations.

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2013 and the effect we expect them to have on our liquidity and cash flow in future periods.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(in thousands)
Long-term bank debt obligations	$2,381	$506	$1,000	$875	-
Operating lease obligations	$3,468	$817	$744	$753	$1,154
Other long-term liabilities reflected on our balance sheet under U.S. GAAP	$3,813	-	-	-	$3,813
Total	$9,662	$1,323	$1,744	$1,628	$4,967

In addition, we have guaranteed advance payments, the performance of our work and provided warranties for the performance of our work to certain of our customers (usually governmental entities).  Such guarantees are required by contract for our performance during the installation and operational period of projects throughout Israel and the rest of the world.  The performance guarantees typically expire soon after certain milestones are met and warranty guarantees typically expire at the end of the warranty period.  The maximum potential amount of future payments we could be required to make under our guarantees at December 31, 2013 was $4.8 million.  We have not recorded any liability for such amounts as we believe our performance will not result in any claims.

ITEM 6.	Directors, Senior Management and Employees

A.            Directors and Senior Management.

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Barry Stiefel	64	Chairman of the Board of Directors
Shaul Kobrinsky (1)(2)(3)(4)	61	External Director
Eitan Livneh	60	Director, President and Chief Executive Officer
Mark Rosenberg	50	Director
Liza Singer (1)(2)(3)(4)	43	External Director
Doron Steiger (1)(3)	56	Director
Yitzhak Zoran (4)	70	Director
Jacob Berman	66	Director
Yehonatan Ben-Hamozeg	55	Senior Vice President – Product Development and Projects
Hagai Katz	63	Senior Vice President – Marketing and Business Development
Ilan Ovadia	47	Senior Vice President – Finance, Chief Financial Officer and Secretary
Eli Sananes	49	Senior Vice President – Global Sales
Rinat Gazit	45	Vice President – Mergers & Acquisitions

______________
(1) Member of our audit committee.
(2) Member of our investment committee.
(3) Member of our Compensation Committee
(4) Member of our mergers and acquisitions committee

Messrs. Kobi Even-Ezra and Jacob Perry submitted their resignations as directors in January 2013.

Barry Stiefel has served as the chairman of our board of directors since February 2013 and as a director since November 2008.  Mr. Stiefel serves as the Manager of the Kirsh Family Office in London, England, since 2006. The Kirsh Family Office administers and monitors the investments made by the Kirsh Group worldwide. Ki Corporation, which is owned by the Kirsh Group, is the largest shareholder of our company. Mr. Stiefel also serves as a Director of Ki Corporation Limited since 2013. Since 2001, Mr. Stiefel served as a consultant for a number of companies, including Premedia Limited and its subsidiaries.  Previously, Mr. Stiefel was the chief executive officer of Meridian VAT Reclaim Group, which he founded, as a consultant in the field of trade finance and as finance director of Fisher Brothers Lumber Company Limited, a South African company.  Mr. Stiefel holds a B.Sc. degree in Mathematics and Chemistry and a B.A. degree in Accounting, both from the University of the Witwatersrand.  Mr. Stiefel is a chartered accountant in South Africa and is registered as an auditor (not in public practice) in the United Kingdom.

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

Doron Steiger has served as an independent director since August 2012. Mr. Steiger works as a self-employed business consultant.  Since 2007, Mr. Steiger has also served as the Chairman of the Board of Directors of Kerur Holdings Ltd., an Israeli public company traded on the Tel Aviv Stock Exchange, or TASE. Since April 2012, Mr. Steiger has also served as the Executive Chairman and business adviser of Kibutz Revivim. From 1998 through 2012, Mr. Steiger was a co-founder and managing partner of Dirad Investments Ltd., a private equity investment firm. since 1997 Mr. Steiger serves as managing partner of Darid Holdings Ltd., a private holding firm since 2006 Mr. Steiger serves as managing partner and director of Rin S. Management and Entrepreneurship (2006) Ltd. a private firm. Mr. Steiger, also serves as a board member in various companies including, Industrial Buildings Corporation Ltd. (IBC), Jafora-Tabori Ltd. and Darid Holdings Ltd. Mr. Steiger holds a B.A. in Economics and an M.B.A. in finance, both from Tel Aviv University.

Yitzhak Zoran has served as an independent director since August 2012.  Since 2003, Mr. Zoran has served as the Chairman of the Board of A.D.T. (Advanced Dicing Technologies) Ltd. Previously, he served as a director of Elisra Electronic Systems Ltd. (from 2006 until 2011), Sagantec Ltd. (from 2004 to 2005); R.S.L, a publicly traded company on the TASE (from 2001 to 2004) and as Chairman of the Board of MEA Testing Systems Ltd. (from 2007 to 2009). From 1999 to 2004, Mr. Zoran was the Chairman of the Board of Directors of Solid Applied Technologies Ltd. and before than he was the Managing Director of Marathon V.C., a venture capital fund publicly traded on the TASE, and acted on Marathon’s behalf as the Chairman of the Board of various companies, including, Optibase Ltd. (NASDAQ: OBAS), Pegasus Ltd., Nanomotion Ltd., Zinukim Ltd, IRLAN Ltd., Optinetix Ltd and Celltronix Ltd., as well as serving as a member of the Board of Directors of B.O.S. Better Online Solutions Ltd. (NASDAQ: BOSC) and Arel Communications & Software Ltd. (NASDAQ: ARLCF) and several privately held companies.  From 1994 until 1995, Mr. Zoran was the President and CEO of Iturit Communication Industries Ltd. Mr. Zoran served as the President and CEO of Elisra. From 1989 to 1993.  Mr. Zoran was an officer in the Israeli Navy from 1966 to 1970 and the recipient of the Israel Defense Prize from the Ministry of Defense for the development of naval electronic warfare systems for the Israeli Navy. Mr. Zoran also received the “Itur Mofet,” a prestigious military decoration.  Mr. Zoran holds a degree of B.Sc.E.E. from the Technion-the Israeli Institute of Technology.

Jacob Berman was elected by our board of directors on November 2013 to serve as a board member until the 2014 Annual General Meeting of the Company. Mr. Berman has been President of JB Advisors, Inc., a New York based financial advisory firm with extensive experience in international private banking, real estate investment counseling, and commercial/retail banking since 2002.  Mr. Berman serves as a director of Micronet Enertec Technologies, Inc. Previously, Mr. Berman was the founder, President and CEO of Commercial Bank of New York.

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

Rinat Gazit joined our company in February 2014 as our vice president- Mergers and Acquisitions. Rinat has over 13 years of business experience in the international arena dealing mainly in large transactions in the natural resources sector as well as in the energy and water sectors. Prior to joining Magal Rinat served as the head of M&A of Shikun & Binui of the Arison Group of Companies dealing mainly in large acquisitions of water and renewable energy related companies. During 2008 and 2009 Rinat served as VP at Poalim Capital Markets leading large M&A processes as well as private equity investments in various Israeli and international companies. Between the years 2000 to 2007 Rinat served in various senior positions within the Beny Steinmetz Group where she gained an extensive experience in the international capital markets arena. Rinat led and was involved in several IPO’s of natural resources related companies, mainly on AIM of London Stock Exchange. Rinat holds an MBA from the Recanati Business School at Tel Aviv University and a double Bachelor degree in Political Science and Sociology and Anthropology from Haifa University.

Messrs. Livneh, Rosenberg, Steiger, Stiefel and Zoran will serve as directors until our 2014 annual general meeting of shareholders.  Mr. Kobrinsky and Ms. Singer were elected, in the annual general meeting of the shareholders which took place on June 13, 2013, to serve as external directors within the meaning of the Israeli Companies Law, for an additional three year term expiring on  June 12, 2016.

B.            Compensation

During the year ended December 31, 2013, we paid an aggregate compensation of approximately $2.4 million to all of our executive officers and directors as a group.  As of December 31, 2013, the aggregate amount set aside or accrued for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers was approximately $0.5 million.  In addition, we have provided automobiles to our executive officers at our expense.  Pursuant to the approval of our shareholders in 2007, Mr. Jacob Even-Ezra, our former board member, is provided with an automobile and is reimbursed for the costs of a chauffeur.

 In June 2013, following shareholder approval, the base monthly salary of our president and chief executive officer, Mr. Eitan Livneh, was increased to NIS 120,000 commencing as of April 1, 2013. In addition, Mr. Livneh was granted options to purchase 250,000 Ordinary shares, exercisable at $4.35   per Ordinary share, that vest over a three year period.

We pay our external directors and our independent directors (directors who are not employees of our company or officers or employees of any entity that beneficially owns 5% or more of our ordinary shares) an annual fee of NIS 90,000 (approximately $24,926) and a fee of NIS 4,000 (approximately $1,108) for each board or committee meeting that they attend.  Such amounts are linked to the Israeli consumer price index, or CPI, and are updated on a semi-annual basis and accordingly, were adjusted to reflect changes in the CPI in February and August 2013 and February 2014.

As of December 31, 2013, our directors and executive officers as a group, then consisting of 11 persons, held options to purchase an aggregate of 902,332 ordinary shares, having exercise prices ranging from $3.48 to $4.35.  Generally, the options vest over a two to four years period.  Of such options, ; options to purchase 73,500 ordinary shares expire in three equal portions of 24,500 each, in April   2014, 2015 and 2016, respectively; options to purchase 25,000, and 55,500 ordinary shares expire in December 2014 and 2015, respectively; options to purchase 20,833 ordinary shares expire in each of November 2015, February 2016, May 2016 and August 2016; Options to purchase 85,000 ordinary shares expire in three equal portions in each May 2016, 2017 and 2018; Options to purchase 232,000, 203,000 and 145,000 ordinary shares expired in March 2017, 2018 and 2019 respectively, or earlier upon termination of employment as an executive officer or service as a director of our company.  237,332 of such options were granted under our 2003 Stock Option Plan and 665,000 of such options were granted under 2010 Stock Option Plan.  See this Item 6E. “Directors, Senior Management and Employees - Share Ownership - Stock Option Plans.”

Pursuant to the Israeli Companies Law, we have adopted a compensation policy and are required to follow certain approval requirements with respect to the compensation of our directors and executive officers.  See below “Board of Directors – Compensation Committee” and Item 10. Additional Information –– Office Holders.

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

External and Independent Directors

External directors.  The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors.  The Israeli Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above as well as a sibling, brother, sister or parent of the foregoing relatives.  In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder.  Furthermore, if the company does not have a controlling shareholder or a shareholder holding at least 25% of the voting rights, “affiliation” also includes a relationship, at the time of the appointment, with the chairman of the board, the chief executive officer, a substantial shareholder or the most senior financial officer of such company. Regulations promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an external director. In addition, no person may serve as an external director if the person’s position or other activities create, or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director or if such person is an employee of the Israel Securities Authority or of an Israeli stock exchange.  If, at the time an external director is appointed, all current members of the board of directors are of the same gender, then that external director must be of the other gender.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

At least one of the elected external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

The external directors are elected by shareholders at a general meeting.  The shareholders voting in favor of their election must include at least a majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the outside director (unless such personal interest is not related to such persons relationship with the controlling shareholder) present and voting at such meeting (excluding abstentions).  This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the outside director represent 2% or less of the voting rights in the company.

In general, under the Israeli Companies Law, external directors serve for a three-year term and may be reelected to two (2) additional three-year terms.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, may appoint an external director for additional terms of not more than three years subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company.  External directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company.

Pursuant to the Israeli Companies Law, external directors up for re-election are nominated either by the board of directors or by any shareholder(s) holding at least 1% of the voting rights in the company.  If the board of directors proposed the nominee, the reelection must be approved by the shareholders in the same manner required to appoint external directors for an initial term, as described above.  If such reelection is proposed by shareholders, such reelection requires the approval of the majority of the shareholders voting on the matter, and satisfaction of all of the following requirements: (i) In calculating the majority votes, the votes of the controlling shareholders and other shareholders that have personal interest in such reelection (unless such personal interest is not related to such persons relationship with the controlling shareholder) as well as abstentions are not included; (ii) the votes of the non-controlling shareholders in favor of the reelection and of the shareholders who do not have personal interest in the reelection (unless such personal interest is not related to such person’s relationship with the controlling shareholder) is greater than 2% of the voting rights in the company and (iii) the external director is not, at the time of such reelection, a related shareholder or competitor or a relative thereof and does not have any affiliation to any related shareholder, competitor or any relative thereof during the two years prior to such re-election. A related shareholder or a competitor are defined as the shareholder proposing the reelection, any substantial shareholder (within the meaning of the Israeli Companies Law) if at the time of reelection either such shareholder, its controlling shareholder or any company controlled by either of them has business relations with the company or that either such shareholder, its controlling shareholder or the a company controlled by either of them is a competitor of the company.

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

Independent Directors.  Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an external director; or (ii) or a director who is appointed or classified as such, and who meets the qualifications of an external director (other than the professional qualifications/accounting and financial expertise requirement), who the audit committee has confirmed meets the external director qualifications, and who has not served as a director for more than nine consecutive years (with any period of up to two years during which such person does not serve as a director not being viewed as interrupting a nine-year period)

In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company has a majority of independent directors and that its audit committee has at least three members and be comprised only of independent directors, each of whom satisfies the “independence” requirements of NASDAQ and the SEC.  However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  On June 30, 2006, we provided NASDAQ with a notice that instead of maintaining a majority of independent directors, we follow Israeli law, under which we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors.  In addition, in accordance with the rules of the SEC and NASDAQ, our audit committee is composed of three independent directors, as defined in the rules of the SEC and NASDAQ.

Our board of directors has determined that our external directors, Ms. Singer and Mr. Kobrinsky, qualify as independent directors under the requirements of the SEC and NASDAQ.  Our board of directors has further determined that Messrs. Steiger and Zoran both qualify as independent directors under the requirements of the SEC, NASDAQ and the Israeli Companies Law.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  The audit committee must consist of at least three directors and must include all of the external directors, the majority of which must be independent directors.  The audit committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis (other than as a director); a controlling shareholder or any of the controlling shareholder’s relatives; and any director who is employed by, or rendered services to, the controlling shareholder or an entity controlled by the controlling shareholder,  or a director whose main livelihood is from the controlling shareholder.  Any person who is not permitted to be a member of the audit committee may not be present in the meetings of the audit committee unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a specific matter.  However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the audit committee, the secretary of the company and its legal counsel may be present during the meeting. The chairman of the audit committee must be an external director.

The role of the audit committee, pursuant to the Israeli Companies Law, includes:

•
monitoring deficiencies in the management of the company, including in consultation with the independent auditors or the internal auditor, and to advise the board of directors on how to correct such deficiencies. If the audit committee finds a material deficiency, it will hold at least one meeting regarding such material deficiency, with the presence of the internal auditor or the independent auditors but without the presence of the senior management of the company. However, a member of the company’s senior management can participate in the meeting in order to present an issue which is under his or her responsibility;

•
determining, on the basis of detailed arguments, whether to classify certain engagements or transactions as material or extraordinary, as applicable, and therefore as requiring special approval under the Israeli Companies Law. The audit committee may make such determination according to principles and guidelines predetermined on an annual basis;

•
determining if transactions (excluding extraordinary transactions) with a controlling shareholder, or in which a controlling shareholder has a personal interest, are required to be rendered pursuant to a competitive procedure;

•	deciding whether to approve engagements or transactions that require the audit committee approval under the Israeli Companies Law;

•
determining the approval procedure of non-extraordinary transactions, following classification as such by the audit committee, including whether such specific non-extraordinary transactions require the approval of the audit committee;

•	examining and approving the annual and periodical working plan of the internal auditor;

•
overseeing the company’s internal auditing and the performance of the internal auditor; confirm that the internal auditor has sufficient tools and resources at his disposal, taking into account, among other, the special requirements of the company and its size;

•	examining the scope of work of the independent auditor and its pay, and bringing such recommendations on these issue before the Board;

•	determining the procedure of addressing complaints of employees regarding shortcomings in the management of the company and ensure the protection of employees who have filed such complaints;

•
determining with respect to transactions with the controlling shareholder or in which such controlling shareholder has personal interest, whether such transactions are extraordinary or not, an obligation to conduct competitive process under supervisions of the audit committee or determination that prior to entering into such transactions the company shall conduct other process as the audit committee may deem fit, all taking into account the type of the company. The audit committee my set such qualifications for one year in advance; and

•
determining the manner of approval of transactions with the controlling shareholder or in which it has personal interest which (i) are not negligible transactions (pursuant to the committee's determination) and (ii) are not qualified by the committee as extraordinary transactions.

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

Compensation Committee

Pursuant to the Israeli Companies Law, each publicly traded company is required to establish a compensation committee which must be comprised of at least three directors, including all of the external directors. The additional members of the compensation committee must be directors that receive compensation in accordance with the provisions and limitations set forth in the regulations promulgated under the Israeli Companies Law with respect to external directors. An external director shall serve as the chairman of the compensation committee. Under the Israeli Companies Law, the external directors shall constitute a majority of the compensation committee.

The compensation committee is responsible for (i) recommending the compensation policy to the board of directors for its approval (and subsequent approval by shareholders) and (ii) duties related to the compensation policy and to the approval of the terms of engagement of office holders, including: recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years), recommending to the board of directors periodic updates to the compensation policy, assessing implementation of the compensation policy; determining whether the compensation terms of a proposed new Chief Executive Officer of the company need not be brought to approval of the shareholders; and determining whether to approve transactions concerning the terms of engagement and employment of the company’s officers and directors that require compensation committee approval under the Israeli Companies Law or the company’s compensation plans and policies.

We have established a compensation committee that is currently composed of Messrs. Kobrinsky and Steiger and Ms. Singer.

Investment Committee

Our board of directors has established an investment committee, which is responsible for the investment of our cash and our hedging transactions.  The investment committee is currently composed of Messrs. Kobrinsky and Ms. Singer.

Mergers and Acquisitions Committee

Our board of directors has established a mergers and acquisitions committee, which is responsible for the examination and review of merger and acquisition opportunities and making recommendations to the board of directors with respect to such opportunities.  The mergers and acquisitions committee is currently composed of Messrs. Kobrinsky and Zoran, and Ms. Singer.

Internal Auditor

Under the Israeli Companies Law, the board of directors of a publicly traded company must appoint an internal auditor nominated by the audit committee.  The role of the internal auditor is to examine whether the company’s actions comply with the law, integrity and orderly business practice.  Under the Israeli Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, office holder or affiliate, nor may the internal auditor be the company’s independent accountant or its representative.  Mr. Daniel Shapira, Certified Public Accountant (Israel) was our internal auditor until July 23, 2012. Fahn Kanne & Co. acted as our Internal Auditor as of July 23, 2012 and until February 22, 2014. On February 23, 2014, we have appointed Chaikin, Cohen, Rubin & Co. as our Internal Auditor.

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

Approval of a Compensation Policy for Office Holders

The Israeli Companies Law and the regulations adopted thereunder require the compensation committee to adopt a policy for director and office holders.  In adopting the compensation policy, the compensation committee must take into account factors such as the office holder’s education, experience, past compensation arrangements with the company, and the proportional difference between the person’s cost of compensation and the average cost of compensation of the company’s employees.

The compensation policy must be approved at least once every three years at the company’s general meeting of shareholders, and is subject to the approval of a majority vote of the votes of the shareholders present and voting at a shareholders’ meeting, provided that either: (i) such majority includes at least a majority of the votes of  all shareholders who are not controlling shareholders and do not have a personal interest in the approval of the compensation policy, present and voting at such meeting (excluding abstentions); or (ii) the total number of ordinary shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval of the compensation policy,  voting against the resolution does not exceed 2% of the aggregate voting rights in the company.

The Board may approve the compensation policy even if such policy was not approved by the shareholders, provided that the compensation committee and the board of directors resolve, based on detailed consideration of the compensation policy that approval of the policy, is in the best interest of the company, despite the fact that it was not approved at the shareholders’ meeting.

The compensation policy shall serve as the basis for decisions concerning the financial terms of employment or engagement of officer holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation committee must also consider among others, the ratio between the cost of terms offered to the relevant director or office holder and the average  and median cost of compensation of the other employees of the company, including those employed through manpower companies, the effect of disparities in salary upon work relationships in the company, the possibility of reducing variable compensation at the discretion of the board of directors; the possibility of setting a limit on the exercise value of non-cash variable compensation; and as to severance compensation (in excess of those promulgated by applicable labor law), the period of service of the director or office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the link between variable compensation and long-term performance and measurable criteria, the relationship between variable and fixed compensation, and the upper limit for the value of variable compensation, the conditions under which a director or an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements, the minimum holding or vesting period for variable, equity-based compensation whilst referring to appropriate a long-term perspective based incentives; and maximum limits for severance compensation.

Once a compensation policy is properly adopted, the Israeli Companies Law requires the compensation policy to be approved by the company’s compensation committee, with subsequent approval of the board of directors. In addition, compensation of the directors and the chief executive officer is also subject to the approval of the shareholders at a general meeting. The approval of the compensation of the chief executive officer that complies with the compensation policy is subject to the same majority requirements as the approval of a transaction between a company and its controlling shareholder.  Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply.  The terms of employment of the company’s directors and executive officers must satisfy the requirements of the compensation policy in respect of matters relating to compensation. Any deviations from the compensation policy in respect of the compensation of the office holders require the approval of the compensation committee, the board of directors and the shareholders. If the deviation is with respect to the compensation of the chief executive office then such approval must be made by the majority of the shareholders provided that such majority includes the majority of the votes of the non-controlling shareholder and other shareholders who have personal interest in the proposal (unless such personal interest is not related to the controlling shareholder) present and voting (excluding abstention). Such special majority is not required if the number of votes of the non-controlling shareholders and shareholder who do not have personal interest in the proposal as aforesaid is lower than 2% of the aggregate voting rights in the company.

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

External directors of the company are prohibited from receiving, directly or indirectly, any compensation from the company, other than for their services as external directors pursuant to the provisions and limitations set forth in regulations promulgated under the Israeli Companies Law, which compensation is determined prior to their appointment and may not be changed throughout the term of their service as external directors (except for certain exceptions set forth in such regulations).

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

Pursuant to the Israeli Companies Law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, but excludes a shareholder whose power derives solely from its position on the board of directors or any other position at the company. A person is presumed to be a “controlling shareholder” if it holds or controls, by itself or together with others, one half or more of any one of the “Means of Control” of the company. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer. For the purpose of related party translations, under the Israeli Companies Law, a controlling shareholder is also a shareholder who holds 25% or more of the voting rights if no other shareholder who holds more than 50% of the voting rights. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. As of Admission, the company does not have a controlling shareholder.

Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, together with any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Israeli Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

An extraordinary transaction between a public company and a controlling shareholder, or in which a controlling shareholder has a personal interest, including a private placement in which the controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder of the company, regarding his or her terms of employment, require the approval of a company’s audit committee (or compensation committee with respect to compensation arrangements), board of directors and shareholders, in that order. Such transaction must be elected by a majority vote of the Ordinary Shares present and voting at a shareholders’ meeting, provided that either: (i) such majority includes at least a majority of votes held by all shareholders who do not have a personal interest in such transaction, present and voting at such meeting (excluding abstentions); or (ii) the total number of votes of shareholders who do not have a personal interest in such transaction voting against the approval of the transaction, does not exceed 2% of the aggregate voting rights in the company.

Pursuant to the Israeli Companies Law, the audit committee of the company should determine in connection with such transaction if it requires rendering pursuant to a competitive procedure or pursuant to other proceedings. See "Audit Committee" above..

To the extent that any such transaction with a controlling shareholder or his relative is for a period extending beyond three years, shareholder approval is required once every three years, unless, in respect to certain transactions, the audit committee determines that the longer duration of the transaction is reasonable under the circumstances.

Pursuant to regulations promulgated pursuant to the Israeli Companies Law, a transaction with a controlling shareholder that would otherwise require approval of the shareholders is exempt from shareholders’ approval if each of the audit committee and the board of directors determine that the transaction meets certain criteria that are set out in specific regulations promulgated under the Israeli Companies Law. Under these regulations, a shareholder holding at least 1% of the issued share capital of the company may require, within 14 days of the publication of such determination, that despite such determination by the audit committee and the board of directors, such transaction will require shareholder approval under the same majority requirements that otherwise apply to such transactions.

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

D.            Employees

As of December 31, 2013, we employed 309 full-time employees, of whom 47 were employed in general management and administration, 55 were employed in selling and marketing, 13 were employed in production management, 146 were employed in production, installation and maintenance, and 48 were employed in engineering and research and development.  Of such full-time employees, 152 were located in Israel, 14 were in the United States, 79 were in Canada and 64 were in various other countries.

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

E.            Share Ownership.

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of March 24, 2014.

Name	Number of Ordinary Shares Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Barry Stiefel	20,000	*
Shaul Kobrinsky	-	-
Eitan Livneh (3)	188,967	1.2%
Mark Rosenberg	-	-
Liza Singer	-	-
Doron Steiger	-	-
Zoran Yitzhak	-	-
Jacob Berman	10,000	-
Yehonatan Ben-Hamozeg (4)	111,000	*
Hagai Katz (5)	117,500	*
Ilan Ovadia (6)	74,500	*
Eli Sananes (7)	56,667	*
Rinat Gazit	-	*
All directors and executive officers as group (13 persons)	578,634	3.6%
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

(2)	The percentages shown are based on 16,147,522 ordinary shares issued and outstanding as of March 24, 2014.

(3)
Includes 183,332 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $4.35 per share that expire in November 2015, February 2016, May 2016, August 2016 and March 2017.

(4)
Includes 50,000 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $3.53 per share that will expire in December 2014 and in December 2015 and 44,000 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $4.35 per share that will expire in March 2017.

(5)
Includes 73,500 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $4.09 per share that will expire in April 2014, 2015 and 2016 and 44,000 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $4.35 per share that will expire in March 2017.

(6)
Includes 30,500 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $3.53 per share that will expire in December 2015 and 44,000 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $4.35 per share that will expire in March 2017.

(7)	Includes 56,667 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $5.14 per share that will expire in May 2016 and 2017.

Share Option Plans

2003 Israeli Share Option Plan

On October 27, 2003, our board of directors adopted our 2003 Israeli Share Option Plan, or the 2003 Plan, which was approved by our shareholders in July 2004.  Under the 2003 Plan, stock options could be granted to our employees, directors, officers and consultants, in accordance with the decision of our board of directors.  Our board of directors had the authority to determine the vesting schedule of such options and the exercise price.  Under the 2003 Plan, unless determined otherwise by the Board, no option may be exercised before the second anniversary of the date on which it was granted.  Pursuant to the 2003 Plan, any options that are cancelled or not exercised within the option period will become available for future grants.  Our board of directors has elected to allot options to Israeli employees under Israel’s capital gain tax treatment.  Pursuant to the provisions of the 2003 Plan, if we issue a stock dividend, the number of shares purchasable by any grantee upon the exercise of options that were granted prior to the issuance of the stock dividend will be correspondingly increased.  In August 2008, our shareholders approved an amendment to the 2003 Plan, pursuant to which the number of ordinary shares available for issuance under the 2003 Plan was increased by 1,000,000 shares. In addition, the term of the  2003 Plan was extended from October 2013 to October 2018. Following the adoption of our 2010 Israeli Share Option Plan in June 2010, no additional options will be granted under the 2003 Plan.

As of December 31, 2013, options to purchase 347,332 ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $3.84 per share.  Options to purchase 49,500 Ordinary shares under the 2003 Plan were exercised during 2013.

2010 Israeli Share Option Plan

In June 2010, we adopted our 2010 Israeli Share Option Plan, or the 2010 Plan.  Under the 2010 Plan, stock options to purchase 510,575 ordinary shares may be granted to our employees, officers, directors and consultants of our company and subsidiaries.  In addition, an aggregate 450,575 ordinary shares that remained available for future option grants under the 2003 Plan and any ordinary shares that become available in the future under the 2003 Plan as a result of expiration, cancellation or relinquishment of any option were rolled over to the 2010 Plan. In June 2013, our shareholders approved an increase to the number of ordinary shares available for issuance under the 2010 Plan by additional 500,000 shares. The 2010 Plan has a term of ten years.

The 2010 Plan is designed to allow the grantees to benefit from the tax benefits under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961.  Our Board of Directors has resolved that all options that will be granted to Israeli residents under the 2010 Plan will be taxable under the “capital gains route.”  Pursuant to this route, the profit realized by an employee is taxed as a capital gain (25%) if the options or underlying shares are held by a trustee for at least 24 months from their date of the grant or issuance.  Any difference between the exercise price of the options and the average price of the company’s shares during the 30 trading days before the date of grant of the options will be treated as ordinary income and will be taxed according to the employee’s marginal tax rates plus social contribution.  If the underlying shares are sold before the elapse of such period, the profit is re-characterized as ordinary income. As of December 31, 2013, options to purchase 791,000 ordinary shares were outstanding under the 2010 Plan, exercisable at an average exercise price of $4.43 per share.  706,000 options were awarded under the 2010 Plan during 2013.

ITEM 7.	Major Shareholders and Related Party Transactions

A.            Major Shareholders

The following table sets forth certain information as of March 24, 2014 regarding the beneficial ownership of our ordinary shares, by each person or entity known to us to own beneficially 5.0% or more of our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Nathan Kirsh (3)	7,107,290	44.01%
BMI Capital Corporation (4)	1,475,178	9.14%
Grace & White, Inc. (5)	1,135,158	7.03%
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

(2)	The percentages shown are based on 16,147,522 ordinary shares issued and outstanding as of March 24, 2014.

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

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on February 7, 2014.  The Schedule 13G indicates that BMI Capital Corporation is a registered investment advisor.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on January 30, 2014.  The Schedule 13G/A indicates that Grace & White, Inc. is a registered investment adviser.

Significant Changes in the Ownership of Major Shareholders

On August 9, 2011, Ki Corporation filed a Schedule 13D/A reflecting beneficial ownership of 5,981,585, or 24.20%, of our ordinary shares. On June 28, 2012, Ki Corporation filed a Schedule 13D/A reflecting beneficial ownership of 5,981,597, or 37.26% of our ordinary shares.   On December 21, 2012, Ki Corporation filed a Schedule 13D/A reflecting beneficial ownership of 7,151,597, or 44.43% of our ordinary shares. On February 11, 2013, Ki Corporation filed a Schedule 13D/A reflecting beneficial ownership of 7,107,290, or 44.15% of our ordinary shares.

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

On February 1, 2010, Grace & White, Inc. filed with the SEC an amendment to their Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 607,526 or 5.84% of our ordinary shares. On January 31, 2011, Grace & White, Inc. filed an amendment to its Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 521,102 or 5.01% of our ordinary shares. On February 6, 2012, Grace & White, Inc. filed an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,053,606, or 6.06% of our ordinary shares. On January 30, 2013, Grace & White, Inc. filed an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,038,281, or 6.44% of our ordinary shares. On January 30, 2014 Grace & White, Inc. filed an amendment to its Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,135,158 or 7.05% of our ordinary shares

On January 31, 2012, BMI Capital Corporation filed a Schedule 13G with the SEC reflecting beneficial ownership of 1,954,267 or 12.25% of our ordinary shares.  On February 15, 2013, BMI Capital Corporation filed a Schedule 13G reflecting beneficial ownership of 1,621,582, or 10.06% of our ordinary shares. On February 7, 2014, BMI Capital Corporation filed a Schedule 13G reflecting beneficial ownership of 1,475,178, or 9.13% of our ordinary shares.

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 25, 2014, there were 44 holders of record of our ordinary shares, of which 39 record holders holding approximately 91.8% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 91.6% of our outstanding ordinary shares as of such date.

B.            Related Party Transactions.

Not applicable.

C.            Interests of Experts and Counsel.

Not applicable.

ITEM 8.	Financial Information

A.            Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

See the consolidated financial statements included under Item 18, “Financial Statements.”

Export Sales

In the years ended December 31, 2011, 2012 and 2013, our operations based outside of Israel generated income to customers outside of Israel of approximately $35.6 million, $35.9 million and $25 million, respectively, or 40.2%, 46.2%  and 48.5 % of our total revenues, respectively.  In the years ended December 31, 2011, 2012 and 2013, the total amount of our export revenues generated by our Israeli facilities to countries outside of Israel was approximately $42.9 million, $31.6 million and $15 million, respectively, or 48.4%, 40.7% and 29.1%, of our total revenues, respectively.

Legal Proceedings

Following a cancelation of a project agreement by a customer in 2006 we have conducted various arbitration proceedings with the client. Eventually, in March 2010, the Court of Arbitration determined that the customer is liable for certain expenses incurred by us in connection with the negotiation and execution of the agreement due to the customer’s wrongful behavior during the negotiations.  In addition, the Court of Arbitration determined that the customer is liable for damages caused to us due to the customer’s unjust enrichment resulting from its failure to pay for certain deliveries made by us.  Accordingly, on October 25, 2011 we collected an arbitration award of approximately $2.5 million and recorded income of $2.3 million from the arbitration, net of legal expenses.  On November 21, 2011 the customer filed a claim seeking the cancellation of the arbitration award by disputing the merits of the case.  On January 31, 2014 the court has dismissed the claim. The customer has advised us that he will not appeal the dismissal and the judgment is therefore final.

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

A.            Offer and Listing Details.

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market. Until November 30, 2011, our ordinary shares were also traded on the Tel Aviv Stock Exchange.

	NASDAQ Global Market
	High	Low

2009	$6.40	$3.08
2010	$4.70	$2.50
2011	$5.10	$2.18
2012	$5.68	$3.26
2013	$4.93	$3.16

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated and any subsequent period, the high and market prices of our ordinary shares on the NASDAQ Global Market:

	NASDAQ Global Market
	High	Low
2012
First Quarter	$4.83	$3.87
Second Quarter	$5.68	$3.26
Third Quarter	$4.00	$3.30
Fourth Quarter	$4.40	$3.31

2013
First Quarter	$4.93	$4.11
Second Quarter	$4.90	$3.61
Third Quarter	$4.02	$3.41
Fourth Quarter	$3.80	$3.16

2014
First Quarter (through March 24, 2014)	$4.15	$3.56

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market:

	NASDAQ Global Market
	High	Low
October 2013	$3.53	$3.16
November 2013	$3.80	$3.21
December 2013	$3.75	$3.50
January 2014	$4.13	$3.56
February 2014	$4.04	$3.87
March 2014 (through March 24, 2014)	$4.15	$3.91

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

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of the outstanding shares, the acquisition must be made by means of a tender offer for the entire outstanding shares.  In such event, if less than 5% of the outstanding shares are not tendered in the tender offer, all the shares of the company will be deemed as tendered and sold.  However, if more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire any shares at all.  The law provides for appraisal allowing any shareholder to file a motion to the court within six months following the consummation of a full tender offer. However, in the event of a full tender offer, the offer or may determine that any shareholder who accepts the offer will not be entitled to appraisal rights.  Such determination shall be effective only if the offeror or the company has timely published all the information that is required to be published in connection with such full tender offer pursuant to all applicable laws.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate of 24% for the 2011 tax year and 25% for the 2012 and 2013 tax years. On August 5, 2013, the "Knesset" issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 ("the Budget Law"), which consists, among others, of fiscal changes whose main aim is to enhance the collection of taxes in those years. These changes include, among others, increasing the corporate tax rate from 25% to 26.5%, cancelling the reduction in the tax rates applicable to privileged enterprises (9% in development area A and 16% elsewhere) and, in certain cases, increasing the rate of dividend withholding tax within the scope of the Law for the Encouragement of Capital Investments to 20% effective from January 1, 2014. Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.  See “–Tax Benefits under the Law for the Encouragement of Capital Investments, 1959.”

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

Encouragement of Capital Investments Law, 1959

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

In March, 2007, we received a pre-ruling from the Israeli Tax Authority confirming that our most recent development program will be deemed a Benefiting Enterprise under the amended Investments Law.  Our income from this program is tax-exempt for a period of two years, and is subject to a reduced tax rate of 10%-25% for a period of five to eight years (depending upon the percentage of foreign ownership of the Company).  We have not enjoyed any tax benefits under this program to date.

Reform of the Investments Law

An additional amendment to the Investment Law became effective in January 2011, or the 2011 Amendment. Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to the incentives prior to the 2011 Amendment that were limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Investment Law) would enjoy further reduced tax rates for a period of ten years of 5% in Zone A and 8% elsewhere. As with dividends distributed from taxable income derived from an Approved Enterprise or Benefiting Enterprise during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company, provided however that dividends distributed from ‘Preferred Income’ from one Israeli corporation to another, would not be subject to tax. While a company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment. Under the transitional provisions of the 2011 Amendment, we could have elected whether to irrevocably implement the 2011 Amendment with respect to our existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment or keep implementing the legislation prior to the 2011 Amendment during the next years. The 2011 Amendment had no material effect on the tax payable in respect of our operations and therefore, we did not elect to implement the 2011 Amendment in 2011, 2012 or 2013.

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

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 71):

On August 5, 2013, the "Knesset" issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 which consists of Amendment 71 to the Law for the Encouragement of Capital Investments ("the Amendment"). According to the Amendment, the tax rate on preferred income form a preferred enterprise in 2014 and thereafter will be 16% (in development area A - 9%). The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise's earnings as above will be subject to tax at a rate of 20%. The Company has evaluated the effect of the adoption of the Amendment on its financial statements, and as of the date of the approval of the financial statements, the Company believes that it will not apply the Amendment. The Company's may change its position in the future. The Company's Israeli Subsidiary applied the Amendment effective from the 2011 tax year.

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

United States Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders (as defined below) who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended, (the “Code) Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers,

•	financial institutions,

•	certain insurance companies,

•	investors liable for alternative minimum tax,

•	tax-exempt organizations,

•	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar,

•	persons who hold the ordinary shares through partnerships or other pass-through entities,

•	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

•	investors that actually or constructively own 10% or more of our voting shares, and

•	investors holding ordinary shares as part of a straddle, or appreciated financial position or a hedging or conversion transaction.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

You are urged to consult your tax advisors regarding the foreign and U.S. federal, state and local tax consequences of an investment in ordinary shares.

For purposes of this summary, a U.S. Holder is:

•	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

Subject to the discussion, below, under the heading “Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “-Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends will not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

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

Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate, see discussion below. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, including the Medicare tax, discussed below, “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at a reduced maximum tax rate of 20%. Distributions taxable as dividends paid on the ordinary shares should qualify for the 20 % rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the “Treaty”) or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from a passive foreign investment company, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate on qualified dividends contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

Disposition of Ordinary Shares

If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service (the “IRS”). In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Companies

For U.S. federal income tax purposes, we will be considered a passive foreign investment company (a “PFIC”), for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. Included in the calculation of our income and assets is a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, by value. If we were determined to be a PFIC for U.S. federal income tax purposes, unfavorable and highly complex rules would apply to U.S. Holders owning ordinary shares directly or indirectly. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC, nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurance that we will not become a PFIC for any future taxable year.

If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced tax rate on qualified dividend income, discussed above, you may be required to file IRS Form 8621 with your tax return, and, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund", by making a “QEF election” or to "mark-to-market" your ordinary shares, as described below,

•
you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over your holding period for such ordinary shares,

•
the amount allocated to each year during which we are considered a PFIC, other than the year of the dividend payment or disposition, would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year, and

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year.

If you make either a timely QEF election or a timely mark-to-market election in respect of your ordinary shares, you would not be subject to the rules described above. If you make a timely QEF election, you would be required to include in your income for each taxable year your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to you. You would not be eligible to make a QEF election unless we comply with certain information reporting requirements.

Alternatively, assuming the ordinary shares qualify as “marketable stock” within the meaning of section 1296(e) of the Code, if you elect to “mark to market” your ordinary shares, you will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions would generally be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss on a disposition of ordinary shares is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years). Gain or loss from the disposition of ordinary shares (as to which a mark-to-market election was made) in a year in which we are no longer a PFIC, will be capital gain or loss.

Backup Withholding and Information Reporting

Payments in respect of ordinary shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 28%. Backup withholding will not apply, however, if you (i) are a corporation or fall within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability.  A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file with their U.S. federal income tax return Form 8938, on which information about the assets, including their value, is provided. Taxpayers who fail  to file the form when required are subject to penalties. An exemption from reporting applies to foreign assets held through a U.S. financial institution, generally including a non-U.S. branch or subsidiary of a U.S. institution or a U.S. branch of a non-US institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in ordinary shares.

Any U.S. holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional U.S. information reporting requirements.

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

Interest Rate Risk

Our exposure to market risk for changes in interest rates is related to our short-term and long-term loans.  Our financial expenses are sensitive to prime interest rate, since our short-term loans as well as our long-term loans, bear prime-based interest rates.

The table below presents principal amounts and related weighted average interest rates by date of maturity for our loans:

Interest Rate Sensitivity Principal Amount by Expected Maturity Date and Weighted Average Interest Rate
(U.S. dollars in thousands)
Liabilities	2014	2015	2016	2017	2018	Total	Fair Value at December 31, 2013
Short-term loans	$5,764	-	-	-	-	$5,764	$5,764
Weighted average interest rate (%)	1.45					1.45
Long-term loans	$506	$500	$500	$500	$375	$2,381	$2,381
Weighted average interest rate (%)	3.65	3.65	3.65	3.65	3.65	3.65

Foreign Currency Exchange Risk

We sell most of our products in North America, Europe, Africa, Latin America and Israel.  Our revenues are primarily denominated in U.S. dollars, Euros and NIS, while a portion of our expenses, primarily labor expenses, is incurred in NIS and Canadian Dollars.  Additionally, certain assets, especially trade receivables, as well as part of our liabilities are denominated in NIS.  As a result, fluctuations in rates of exchange between the U.S. dollar and non-U.S. dollar currencies may affect our operating results and financial condition.  The dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the U.S. dollar.  In addition, the value of our non-U.S. dollar revenues could be adversely affected by the depreciation of the U.S. dollar against such currencies.  In 2012 and 2013, the NIS appreciated by approximately 2.3% and 7.0%, respectively, against the U.S. dollar, while in 2011 the NIS depreciated by approximately 7.7% against the U.S. dollar.  In 2012 and 2013, the Euro appreciated against the U.S. dollar by 2.0% and 4.3%, respectively, while in 2011 the Euro depreciated against the U.S. dollar by 3.3%.

In addition, the U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the Canadian dollar.  In 2012 the Canadian dollar appreciated against the U.S. dollar by 2.6%, respectively, while in 2011 and 2013 the Canadian dollar depreciated by approximately 2.3% and 6.8%, respectively, against the U.S. dollar.

During the year ended December 31, 2012, foreign currency fluctuations had an adverse impact on our results of operations and we recorded foreign exchange losses, net of $0.5 million. During the years ended December 31, 2011 and 2013, foreign currency fluctuations had a positive impact on our results of operations and we recorded foreign exchange income, net of $1.4 million and $0.1 million, respectively. We cannot assure you that in the future our results of operations may not be materially affected by currency fluctuations.

We try to use natural hedges in order protect against fluctuations in the exchange rates.  From time to time, we have entered into forward contracts to hedge portions of balances denominated in currencies other than our functional currency.  In 2012 and 2011, we entered into forward “extra” contracts.  These forward contracts are a combination of the purchase of a foreign exchange option and the sale of a foreign exchange option with a “knock in.”  A foreign exchange option with a “knock in” is a product that gives the holder the right but not the obligation to exchange one currency for another at a predetermined rate once an agreed “knock in” rate trades.  During 2013 and 2012, we recorded $39,000 and $410,000 as financial income. During 2011, these forward “extra” transactions had no impact on our results as none of the “knock in” rates were met.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013.  In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission.  Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

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

	Year Ended December 31,
Services Rendered	2012	2013
Audit (1)	$296,300	$278,200
Tax (2)	14,000	48,000
Other (3)	119,100	235,200
Total	$429,400	$561,400
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

(3)
Other fees primarily relate to out of pocket reimbursement of expenses, primarily traveling expenses of our auditors.  In 2012, these fees also relate to fees associated with the purchase of Cyberseal and due diligence of other potential acquisitions that we conducted during the year. In 2013 these fees these fees also relate to fees associated with due diligence of potential acquisitions that we conducted during the year.

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

ITEM 16E.             Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any ordinary shares of our company nor did an affiliated purchaser purchase any shares of our company on our behalf during 2013.  Although we do not believe that Ki Corporation may be deemed to be an affiliated purchaser as defined in the Exchange Act, we were notified on December 14, 2012 that Ki Corporation acquired 1,170,000 of our ordinary shares, the entire shareholdings of the Even-Ezra family, at $5.00 per share (a 26% premium to our closing share price on December 14, 2012). This brought Ki Corporation’s ownership interest in our shares to 44.4%.

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

We have notified NASDAQ that we do not comply with the following NASDAQ requirements, and instead follow Israeli law and practice in respect of such requirements:

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

•
the requirement that we maintain a majority of independent directors, as defined under NASDAQ Stock Market Rules.  Under Israeli law and practice we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors.

ITEM 16H.             MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                Financial Statements

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.                Financial Statements

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Consolidated Financial Statements

Index to Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Comprehensive Income	F-6
Statements of Changes in Shareholders’ Equity	F-7 - F-8
Consolidated Statements of Cash Flows	F-9 - F-10
Notes to Consolidated Financial Statements	F-11 - F-54

ITEM 19.                Exhibits

Exhibit No.	Description
1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant (2)
2.1	Specimen Share Certificate for Ordinary Share (3)
2.2	Registrant’s Amended and Restated 2003 Israeli Share Option Plan (4)
2.3	Registrant’s 2010 Israeli Share Option Plan (5)
2.4	Amendment to Registrant’s 2010 Israeli Share Option Plan
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer

101.INS	XBRL Instance Document.*
101.SCH	XBRL Taxonomy Extension Schema Document.*
101.PRE	XBRL Taxonomy Presentation Linkbase Document.*
101.CAL	XBRL Taxonomy Calculation Linkbase Document.*
101.LAB	XBRL Taxonomy Label Linkbase Document.*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.*
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

(3)	Filed as an exhibit to our Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on March 18, 1993, as amended, and incorporated herein by reference.

(4)	Filed as Exhibit 4.3 to our Registration Statement on Form S-8 (File No. 333-164696), filed with the Securities and Exchange Commission on August 9, 2005, and incorporated herein by reference.

(5)	Filed as Exhibit 2.3 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MAGAL SECURITY SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Magal Security Systems Ltd. and its subsidiaries ("the Company") as of December 31, 2012 and 2013, and the related consolidated statements of operations, consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012 and 2013, and the consolidated results of their operations, their comprehensive income and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
March 27, 2014	A Member of Ernst & Young Global

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2012	2013

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$36,784	$32,235
Short-term bank deposits	1,789	6,147
Restricted deposit	7,818	6,101
Trade receivables (net of allowance for doubtful accounts of $959 and $809 at December 31, 2012 and 2013, respectively)	17,920	12,634
Unbilled accounts receivable	2,394	2,388
Other accounts receivable and prepaid expenses (Note 3)	2,671	2,379
Inventories (Note 4)	8,535	8,352
Deferred income taxes (Note 14)	502	599

Total current assets	78,413	70,835

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term trade receivables	1,048	690
Long-term deposits and restricted bank deposits	48	35
Severance pay fund	2,220	2,589
Deferred income taxes (Note 14)	-	46

Total long-term investments and receivables	3,316	3,360

PROPERTY AND EQUIPMENT, NET (Note 5)	7,122	7,280

OTHER INTANGIBLE ASSETS, NET (Note 6)	171	895

GOODWILL (Note 7)	2,014	5,417

Total assets	$91,036	$87,787

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2012	2013
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit (Note 8)	$5,358	$5,764
Current maturities of long-term bank debt (Note 10)	33	506
Trade payables	6,725	3,916
Customer advances	6,895	4,226
Other accounts payable and accrued expenses (Note 9)	10,200	9,431
Deferred income taxes (Note 14)	-	34

Total current liabilities	29,211	23,877

LONG-TERM LIABILITIES:
Long-term bank debt and other long-term payables (Note 10)	6	1,912
Deferred income taxes (Note 14)	210	301
Accrued severance pay	3,283	4,157

Total long-term liabilities	3,499	6,370

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS' EQUITY (Note 12):
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2012 and December 31, 2013; Issued and outstanding: 16,098,022 shares at December 31, 2012 and 16,147,522 shares at December 31, 2013	4,887	4,901
Additional paid-in capital	66,183	68,371
Accumulated other comprehensive income	4,749	7,114
Foreign currency translation adjustments (Company's standalone financial statements)	2,224	1,349
Accumulated deficit	(19,717)	(24,180)

Total Magal shareholders' equity	58,326	57,555
Non controlling interest	-	(15)

Total shareholders' equity	58,326	57,540

Total liabilities and shareholders' equity	$91,036	$87,787

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2011	2012	2013

Revenues	$88,591	$77,697	$51,517
Cost of revenues	49,089	44,163	31,059

Gross profit	39,502	33,534	20,458

Operating expenses:
Research and development, net	3,898	4,041	4,409
Selling and marketing	19,415	16,528	12,781
General and administrative	8,682	7,408	7,787
Other income (Note 11f)	(2,304)	-	-

Total operating expenses	29,691	27,977	24,977

Operating income (loss)	9,811	5,557	(4,519)
Financial expenses (income), net (Note 17)	(756)	472	(59)

Income (loss) before income taxes	10,567	5,085	(4,460)
Income taxes (Note 14)	723	991	69

Net income (loss)	9,844	4,094	(4,529)

Less - loss attributable to non-controlling interests	-	-	66

Net income (loss) attributable to Magal shareholders'	$9,844	$4,094	$(4,463)

Basic and diluted income (loss) per share (Note 13)	$0.78	$0.26	$(0.28)

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2011	2012	2013

Net income (loss)	$9,844	$4,094	$(4,529)
Realized foreign currency translation adjustments from subsidiary	-	(421)	-
Foreign currency translation adjustments	(589)	684	2,365

Total comprehensive income (loss)	$9,255	$4,357	$(2,164)

Total comprehensive loss attributable to non-controlling interests	-	-	(66)

Total comprehensive income (loss) attributable to Magal shareholders'	$9,255	$4,357	$(2,098)

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment - the Company	Retained earnings (accumulated deficit)	Non- controlling interests	Total shareholders' equity

Balance as of January 1, 2011	10,396,548	$3,225	$49,971	$5,075	$3,400	$(33,655)	$-	$28,016

Issuance of share capital, net	5,423,274	1,588	14,640	-	-	-	-	16,228
Stock-based compensation	-	-	344	-	-	-	-	344
Stock-based compensation - granted by related party	-	-	54	-	-	-	-	54
Loan granted by a related party	-	-	(89)	-	-	-	-	(89)
Foreign currency translation adjustments- the Company	-	-	-	-	(2,797)	-	-	(2,797)
Comprehensive income (loss):
Net income	-	-	-	-	-	9,844	-	9,844
Foreign currency translation adjustments	-	-	-	(589)	-	-	-	(589)

Balance as of December 31, 2011	15,819,822	4,813	64,920	4,486	603	(23,811)	-	51,011
Issuance of shares upon exercise of employee stock options	278,200	74	1,041	-	-	-	-	1,115
Stock-based compensation	-	-	203	-	-	-	-	203
Stock-based compensation - granted by related party	-	-	19	-	-	-	-	19
Foreign currency translation adjustments- the Company	-	-	-	-	1,621	-	-	1,621
Comprehensive income (loss):
Net income	-	-	-	-	-	4,094	-	4,094
Realized foreign currency translation adjustments	-	-	-	(421)	-	-	-	(421)
Foreign currency translation adjustments	-	-	-	684	-	-	-	684

Balance as of December 31, 2012	16,098,022	4,887	66,183	4,749	2,224	(19,717)	-	58,326

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment - the Company	Retained earnings (accumulated deficit)	Non- controlling interests	Total shareholders' equity
Cont.

Balance as of December 31, 2012	16,098,022	4,887	66,183	4,749	2,224	(19,717)	-	58,326
Issuance of shares upon exercise of employee stock options	49,500	14	175	-	-	-	-	189
Stock-based compensation	-	-	513	-	-	-	-	513
Warrants Granted for CyberSeal founders (Note 13d)	-	-	1,500	-	-	-	-	1,500
Foreign currency translation adjustments- the Company	-	-	-	-	(875)	-	-	(875)
Issue of shares to non-controlling interests	-	-	-	-	-	-	51	51
Comprehensive income (loss):
Net loss	-	-	-	-	-	(4,463)	(66)	(4,529)
Foreign currency translation adjustments	-	-	-	2,365	-	-	-	2,365

Balance as of December 31, 2013	16,147,522	$4,901	$68,371	$7,114	$1,349	$(24,180)	$(15)	$57,540

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013

Cash flows from operating activities:

Net income (loss)	$9,844	$4,094	$(4,529)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,219	1,178	1,719
Loss (gain) on sale of property and equipment	(36)	9	30
Decrease (increase) in accrued interest and exchange differences on short-term and long-term bank deposits and long-term loans	(221)	97	317
Stock based compensation	398	222	513
Decrease (increase) in trade receivables, net	1,208	(4,109)	5,819
Decrease (increase) in unbilled accounts receivable	(2,361)	2,632	58
Decrease (increase) in other accounts receivable and prepaid expenses	(3,273)	2,908	375
Decrease in inventories	159	1,391	246
Increase in deferred income taxes	(66)	(38)	(144)
Decrease in long-term trade receivables	36	397	420
Increase (decrease) in trade payables	3,209	(163)	(3,045)
Increase (decrease) in other accounts payable and accrued expenses	6,086	(3,320)	(1,518)
Increase (decrease) in customer advances	3,867	849	(3,054)
Accrued severance pay, net	349	(441)	203

Net cash provided by (used in) operating activities	20,418	5,706	(2,590)

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013
Cash flows from investing activities:

Investment in short-term deposits	(417)	(1,542)	(25,697)
Proceeds from sale of short-term bank deposits	31	210	21,264
Investment in long-term bank deposits and restricted deposit	(7,633)	(152)	-
Release of long-term bank deposits and restricted deposit	2,776	2,088	2,251
Proceeds from sale of property and equipment	50	78	22
Purchase of property and equipment	(1,185)	(1,708)	(1,203)
Investment in know-how and patents	(28)	(22)	(4)
Payments for business acquisitions of CyberSeal, net of cash acquired (Note 1b)	-	-	(2,393)

Net cash used in investing activities	(6,406)	(1,048)	(5,760)

Cash flows from financing activities:

Short-term bank credit, net	(3,530)	(122)	-
Principal payment of long-term bank loans	(477)	(32)	(157)
Repayment of related party loan	(10,388)	-	-
Proceeds from long-term bank debt	-	-	2,500
Proceeds from issuance of shares upon exercise of options to employees	-	1,115	189
Proceeds from issuance of shares, net of issuance costs of $207	16,228	-	-
Issue of shares to non-controlling interests	-	-	51

Net cash provided by financing activities	1,833	961	2,583

Effect of exchange rate changes on cash and cash equivalents	(2,436)	1,160	1,218

Increase (decrease) in cash and cash equivalents	13,409	6,779	(4,549)
Cash and cash equivalents at the beginning of the year	16,596	30,005	36,784

Cash and cash equivalents at the end of the year	$30,005	$36,784	$32,235

Supplemental disclosures of cash flows activities:

Cash paid during the year for:
Interest	$905	$267	$182

Income taxes	$964	$510	$499

Non-cash activities:
Warrants upon the acquisition of Cyberseal	$-	$-	$1,500

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	General:

Magal Security Systems Ltd. ("the Parent Company") and its subsidiaries (together - "the Company") are international solutions providers of safety, security, site management and intelligence gathering and compilation of physical and cyber solutions and products. The Company's systems are used world-wide.

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

As for major customer data, see Notes 16b.

b.	Acquisition of CyberSeal Ltd.:

On January 21, 2013, the Company completed the acquisition of all of the outstanding ordinary shares of CyberSeal Ltd. (Formerly: WebSilicon Network Integrations Ltd.) ("CyberSeal"), an Israeli-based Company with monitoring offerings for landline and wireless networks. CyberSeal is active in the rapidly growing network management and monitoring markets. CyberSeal develops unique hardware and software products built to probe and monitor networks, enabling management of networked devices.

The Company acquired CyberSeal for an aggregate consideration of $ 4,060. The total purchase price of CyberSeal was composed of the following:

Cash	$2,560
Warrants *)	1,500

Total purchase price	$4,060

*)
Represents the fair value of 898,204 warrants to purchase the shares of Magal, granted upon consummation of the acquisition. The fair value of these options was determined using a Binomial valuation model with the following assumptions: Contractual term of 6-7 years, risk-free interest rate of 1.78%-3.65%, expected volatility of 44.59%-57.31% and no dividend yield.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

Integrating CyberSeal and the Company is aimed to allow Magal to expand its offerings to deliver integrated physical and cyber solutions for its customers as well as for critical sites. The value of goodwill is attributed to synergies between Magal portfolio and CyberSeal's products and services and the strength of the Company's position in the market. The entire goodwill was assigned to the Cyber reporting unit.

The acquisition was accounted for by the acquisition method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of CyberSeal. The results of CyberSeal's operations have been included in the consolidated financial statements since January 21, 2013.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Net assets (liabilities) (including cash of $167)	$(112)
Intangible assets	1,166
Deferred tax liabilities	(175)
Goodwill	3,181

Total purchase price	$4,060

In performing the purchase price allocation, management considered, among other factors, analyses of historical financial performance, highest and best use of the acquired assets and estimates of future performance of CyberSeal's business.

The fair value of intangible assets was based on market participant approach using an income approach. Intangible assets that are subject to amortization are amortized over their estimated useful lives. For Technology and Backlog the Company is using the straight-line method and for Customer relationships the Company is using the acceleration method.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The following table sets forth the components of intangible assets associated with the acquisition and their annual rates of amortization:

Fair value

Technology	$457
Customer relationships	386
Backlog	323

Total purchase price	$1,166

Acquisition related costs for the years ended December 31, 2012 and 2013 amounted to $ 20 and $ 21, respectively, and were included mainly in general and administrative expenses.

The amounts of revenue and net earnings of the acquiree since the acquisition date included in the consolidated income statement for the reporting period:

Year ended December 31,
2013

Revenues	$1,638

Net loss	$(703)

Unaudited pro forma condensed results of operations:

The following represents the unaudited pro forma condensed results of operations for the years ended December 31, 2012 and 2013, assuming that the acquisitions of CyberSeal occurred on January 1, 2012. The pro forma information is not necessarily indicative of the results of operations that would have actually occurred had the acquisitions been consummated on those dates, nor does it purport to represent the results of operations for future periods.

	Year ended December 31,
	2012	2013
	Unaudited

Revenues	$79,501	$51,527

Net income (loss)	$3,565	$(4,378)

Basic and diluted income (loss) per share	$0.22	$(0.27)

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), followed on a consistent basis.

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

The Company's revenues are generated mainly in NIS, U.S. dollars and Euros. In addition, most of the Parent Company's costs are incurred in NIS. The Company's management believes that the NIS is the primary currency of the economic environment in which the Company operates.

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

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position.

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

During the years ended December 31, 2011, 2012 and 2013, the Company recorded inventory write-offs in the amounts of $960, $573 and $565, respectively. Such write-offs were included in cost of revenues.

g.	Long-term trade receivables:

Long-term trade and other receivables with long term payment terms are recorded at their estimated present values.

h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Buildings	3 - 4
Machinery and equipment	10 - 33 (mainly 10%)
Motor vehicles	15
Promotional displays	15 - 50
Office furniture and equipment	6 - 33
Leasehold improvements	By the shorter of the term of the lease or the useful life of the assets

i.	Intangible assets:

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350, "Intangibles - Goodwill and Other." Intangible assets were amortized based on the straight-line method or acceleration method, at the following weighted average annual rates:

%

Patents	10
Technology	12.5-16.7
Customer relationships	20-25
Backlog	100

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Impairment of long-lived assets:

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. In 2011, 2012 and 2013, the Company did not record any impairment charges attributable to long-lived assets.

k.	Goodwill:

Goodwill has been recorded as a result of acquisitions and represents excess of the costs over the net fair value of the assets of the businesses acquired.

Goodwill is allocated to two reporting unit within the Perimeter Products segment and the Cyber segment.

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

In September 2011, the FASB issued ASU No. 2011-08, Topic 350 - Intangibles - Goodwill and Other ("ASU 2011-08"), which amends Topic 350 to allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This guidance is effective for annual and interim goodwill tests performed for years beginning after December 15, 2011. The Company did not apply the qualitative option.

The material assumptions used for the goodwill annual impairment test for the Perimeter Products segment, according to the income approach for 2013 were five years of projected net cash flows, a weighted average cost of capital rate of 14.3% and a long-term growth rate of 1%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

The material assumptions used for the goodwill annual impairment test for the Cyber segment, according to the income approach for 2013 were five years of projected net cash flows, a weighted average cost of capital rate of 15% and a long-term growth rate of 2%. The Company considered current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

As required by ASC 820, "Fair Value Measurements and Disclosures," the Company applies assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

During the years ended December 31, 2011, 2012 and 2013, the Company did not record any impairment charges.

l.	Business combinations:

The Company accounted for business combination in accordance with ASC No. 805, "Business Combinations". ASC No. 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in consolidated statements of operations.

Acquisition related costs are expensed to the statement of operations in the period incurred.

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

During the years ended December 31, 2011, 2012 and 2013, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $ 344, $ 203 and $ 513, respectively. In the years ended December 31, 2011, 2012, the Company recognized additional stock-based compensation expenses of $ 54 and $ 19, respectively, related to a transaction between two of the Company's related parties, see Note 15d. In 2013, the Company did not recognize stock-based compensation expenses related to transaction with related parties.

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

The following assumptions were used in the Binomial option pricing model for the year ended December 31, 2012 and 2013 (no options were granted in 2011).

	2012	2013

Dividend yield	0%	0%
Expected volatility	44.9%-73.4%	38.5%-58%
Risk-free interest	0.19%-1.1%	0.14%-1.6%
Contractual term	4-9 years	4-8 years
Forfeiture rate	10%	10%
Suboptimal exercise multiple	1.5	1.5

o.	Research and development costs:

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

The following table provides the detail of the change in the Company's product warranty accrual, which is a component of other accrued liabilities on the consolidated balance sheets for the years ended December 31, 2012 and 2013:

	December 31,
	2012	2013

Warranty provision, beginning of year	$1,308	$1,202
Charged to costs and expenses relating to new sales	732	522
Costs of warranties granted	(803)	(519)
Foreign currency translation adjustments	(35)	33

Warranty provision, end of year	$1,202	$1,238

q.	Net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share." Part of the Company's outstanding stock options has been excluded from the calculation of the diluted earnings (loss) per share because such securities are anti-dilutive. The total weighted average number of Magal's Ordinary shares related to the outstanding options excluded from the calculations of diluted earnings (loss) per share was 559,186 shares and 740,292 shares for the years ended December 31, 2012 and 2013, respectively.

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits, trade receivables, unbilled accounts receivable, long-term trade receivables and long-term loans.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Of the Company's cash and cash equivalents and short-term, restricted and long-term bank deposits at December 31, 2013, $ 36,633 is invested in major Israeli and U.S. banks, and approximately $ 7,857 is invested in other banks, mainly with Deutsche Bank, Royal Bank of Canada, BBVA Bankcomer, Helm Bank and Westpac Bank. Cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally these deposits may be redeemed upon demand and therefore, bear low risk.

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

Changes in the Company's allowance for doubtful accounts during the period are as follows:

	Year ended December 31,
	2011	2012	2013

Balance at the beginning of the year	$919	$1,112	$959
Doubtful debt expenses during the year	411	413	165
Customers write-offs/collection during the year, net	(144)	(599)	(358)
Exchange rate	(74)	33	43

	$1,112	$959	$809

As of December 31, 2013, the Company has no significant off-balance sheet concentrations of credit risk, such as foreign exchange contracts or foreign hedging arrangements.

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

In the years ended December 31, 2011, 2012 and 2013, the Company recorded tax expenses (income) in connection to uncertainties in income taxes of $ 113, $ 409 and $ (55), respectively.

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

On December 31, 2007, the then Chairman of the Company's Board of Directors, (hereinafter - the retired Chairman) retired from his position. Pursuant to his retirement agreement, the retired Chairman is entitled to receive certain perquisites from the Company for the rest of his life. As of December 31, 2013, the actuarial value of these perquisites is estimated at approximately $ 801. This provision was included as part of accrued severance pay.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance expenses for the years ended December 31, 2011, 2012 and 2013, amounted to approximately $ 868, $ 586 and $ 1,156, respectively.

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

(iii)
The carrying amounts of the Company's long-term debt are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. As of December 31, 2013, there was no material difference in the fair value of the Company's long-term borrowing compared to their carrying amount.

v.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2011, 2012 and 2013, were $ 164, $ 152 and $ 114, respectively.

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

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	-	Significant other observable inputs based on market data obtained from sources independent of the reporting entity.

Level 3	-	Unobservable inputs which are supported by little or no market activity.

As of December 31, 2012 and 2013, the Company did not have any derivative instruments, measured at fair value on a recurring or nonrecurring basis.

x.	Derivative instruments:

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

Derivative instruments not designated as hedging instruments:

The Company enters into forward "extra" contracts to hedge portions of balances denominated in currencies other than its functional currency. These forward contracts are a combination of the purchase of a foreign exchange option and the sale of a foreign exchange option with a "knock in."  A foreign exchange option with a "knock in" is a product that gives the holder the right but not the obligation to exchange one currency for another at a predetermined rate once an agreed "knock in" rate trades. Those instruments are not designated as hedging instruments. As a result, gains and losses related to such derivative instruments are recorded in financial expenses (income).

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During the year ended December 31, 2012 and 2013, the Company recognizes $ 410 and $ 39 profit from those forward "extra" contracts as part of financial income. During the year ended December 31, 2011, these forward "extra" transactions had no impact on the Company's results as none of the "knock in" rates were met.

y.	Comprehensive income (loss):

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

The Company has determined that its items of comprehensive income (loss) relate to unrealized gain from foreign currency translation adjustments.

The total accumulated other comprehensive income, net was comprised as follows:

	Year ended December 31,
	2011	2012	2013

Foreign currency translation adjustments	$4,486	$4,749	$7,114

Total accumulated other comprehensive income	$4,486	$4,749	$7,114

z.	Non-controlling interest:

The Company established an Indian Company, which is 51% owned by the Company and 49% owned by a local partner.

aa.	Reclassification:

Certain amounts in prior years' consolidated financial statements have been reclassified to conform with the current year's presentation. The reclassification had no effect in the previously net income (loss) or equity.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ab.	Adoption of new accounting policies

In February 2013, the Financial Accounting Standards Board (FASB) issued ASU 2013-02, "Comprehensive Income (Topic 220), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" (ASU 2013-02), which is effective for annual and interim reporting periods beginning after December 15, 2012. This guidance requires companies to report, in one place, information about reclassifications out of accumulated other comprehensive income (AOCI). Companies are also required to present reclassifications by component when reporting changes in AOCI balances. For significant items reclassified out of AOCI to net income in their entirety in the period, companies must report the effect of the reclassifications on the respective line items in the statement where net income is presented. In certain circumstances, this can be done on the face of that statement. Otherwise, it must be presented in the notes. For items not reclassified to net income in their entirety in the period, companies must cross-reference in a note to other required disclosures.

The Company adopted this standard as of the beginning of fiscal year 2013. The effect of the adoption of the new standard on the financial results of the Company for the year ended December 31, 2013 was immaterial and resulted in broader disclosure.

ac.	Impact of recently issued accounting standards still not effective for the Company as of December 31, 2013:

In March 2013, FASB issued ASU 2013-05, "Foreign Currency Matters (Topic 830), Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity" (ASU 2013-05), which is effective for annual reporting periods beginning after December 15, 2013. These amendments specify that a cumulative translation adjustment (CTA) should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of the CTA attributable to the investment would be recognized in earnings when the investment is sold. When an entity sells either a part or all of its investment in a consolidated foreign entity, the CTA would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. In addition, the CTA should be recognized in earnings in a business combination achieved in stages (i.e., a step acquisition). The Company is currently assessing the impact of the revised guidance for fiscal years beginning after December 15, 2013.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In July 2013, the Financial Accounting Standards Board ("FASB") issued a new accounting standard that will require the presentation of certain unrecognized tax benefits as reductions to deferred tax assets rather than as liabilities in the Consolidated Balance Sheets when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The Company will be required to adopt this new standard on a prospective basis in the first quarter of fiscal 2015; however, early adoption is permitted as is a retrospective application. The Company is currently evaluating the timing, transition method and impact of this new standard on its Consolidated Financial Statements.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2012	2013

Government authorities	$818	$472
Employees	12	52
Prepaid expenses	1,087	949
Advances to suppliers	298	636
Others	456	270

	$2,671	$2,379

NOTE 4:-	INVENTORIES

	December 31,
	2012	2013

Raw materials	$1,779	$2,164
Work in progress	2,220	1,634
Finished products	4,536	4,554

	$8,535	$8,352

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

a.	Composition:

	December 31,
	2012	2013
Cost:

Land and buildings	$7,723	$7,779
Machinery and equipment	4,934	2,752
Motor vehicles	1,652	1,910
Promotional displays	583	488
Office furniture and equipment	2,632	3,729
Leasehold improvements	592	652

	18,116	17,310
Accumulated depreciation:

Buildings	3,499	3,485
Machinery and equipment	4,258	2,187
Motor vehicles	738	1,001
Promotional displays	377	343
Office furniture and equipment	1,891	2,706
Leasehold improvements	231	308

	10,994	10,030

Property and equipment, net	$7,122	$7,280

b.	Depreciation expenses amounted to $ 1,171, $ 1,133 and $ 1,212 for the years ended December 31, 2011, 2012 and 2013, respectively.

c.	For charges, see Note 11g.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	OTHER INTANGIBLE ASSETS, NET

a.	Composition:

	December 31,
	2012	2013
Cost:

Know-how	$1,082	$1,451
Patents	3,490	3,272
Technology	18	507
Customer relationships	-	416
Backlog	-	348

	4,590	5,994
Accumulated amortization:

Know-how	1,082	1,451
Patents	3,326	3,156
Technology	11	90
Customer relationships	-	101
Backlog	-	301

	4,419	5,099

Other intangibles, net	$171	$895

b.	Amortization expenses related to intangible assets amounted to $ 48, $ 45 and $ 507 for the years ended December 31, 2011, 2012 and 2013, respectively.

c.	Estimated amortization of intangible assets for the years ended:

December 31,

2014	$329
2015	216
2016	143
2017	96
2018 and thereafter	111

$895

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	GOODWILL

Goodwill relates to two reporting unit within the Perimeter Products segment and the Cyber segment.

Changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2013 are as follows:

	Perimeter Products	Cyber	Total

As of January 1, 2012	$1,970	$-	$1,970

Foreign currency translation adjustments	44	-	44

As of December 31, 2012	2,014	-	2,014

Acquisition of CyberSeal	-	3,181	3,181
Foreign currency translation adjustments	(23)	245	222

As of December 31, 2013	$1,991	$3,426	$5,417

NOTE 8:-	SHORT-TERM BANK CREDIT AND CREDIT LINES

a.	Short-term bank credit classified by currency, linkage terms and interest rates:

	Interest rate		December 31,
	2012	2013	2012	2013
	%

In or linked to NIS	3	1.45	$5,358	$5,764

			$5,358	$5,764
Weighted average interest rates at the end of the year	3	1.45

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHORT-TERM BANK CREDIT AND CREDIT LINES (Cont.)

b.	Credit lines:

	December 31,
	2012	2013

Short-term bank credit	$5,358	$5,764
Long-term bank credit	39	2,381
Performance guarantees	5,986	4,759

	11,383	12,904

Unutilized credit lines	17,204	19,417

Total authorized credit lines	$28,587	$32,321

c.
The Company's Canadian subsidiary has undertaken to maintain general covenants and the following financial ratios and terms in respect of its outstanding credit lines: a quick ratio of not less than 1.25:1; a ratio of total liabilities to tangible net worth of not greater than 0.75:1; and tangible net worth of at least $ 10,000. As of December 31, 2013, the Company's Canadian subsidiary was in compliance with the ratios and terms.

d.	For charges, see Note 11g.

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2012	2013

Employees and payroll accruals	$2,790	$2,831
Accrued expenses	5,807	4,749
Deferred revenues	186	327
Government authorities	479	409
Income tax payable and tax provision	823	1,068
Others	115	47

	$10,200	$9,431

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	LONG-TERM BANK DEBT

a.	Classified by currency, linkage terms and interest rates:

	Interest rate		December 31,
	2012	2013	2012	2013
	%

In or linked to NIS	3.59	3.33	$39	$6
In or linked to US$	-	3.65	-	2,375

			39	2,381
Less - current maturities			33	506

			$6	$1,875
Weighted average interest rates at the end of the year	3.59	3.65

b.	As of December 31, 2013, the aggregate annual maturities of the long-term loans are as follows:

2014	$506
2015	500
2016	500
2017	500
2018	375

$2,381

c.	As for charges, see Note 11g.

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade ("OCS"):

Under the research and development agreements between the Company and the OCS and the Israeli Subsidiary and the OCS and pursuant to applicable laws, the Company and its Israeli Subsidiary are required to pay royalties at the rate of 3.5% of revenues derived from sales of products developed with funds provided by the OCS and ancillary services, up to an amount equal to 100% of the OCS research and development grants received, linked to the U.S. dollars plus interest on the unpaid amount received based on the 12-month LIBOR rate applicable to U.S. dollar deposits. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. During 2013 the Israeli Subsidiary received $32 from the OCS.

Royalties paid to the OCS amounted to $ 68, $ 178 and $ 123 for the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, the Company and the Israeli Subsidiary had remaining contingent obligations to pay royalties in the amount of approximately $ 1,753.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Royalty commitments to a third party:

During 2002, the Company entered into a development agreement for planning, developing and manufacturing a security system with a third party. Under the agreement, the Company agreed to pay the third party royalty fees based on a defined formula. Under this agreement, the Company also committed to purchase a certain volume of products at a minimum amount of approximately $ 300 over 2.5 years after achievement of certain milestones. As of December 31, 2013, royalty commitments under the agreement amounted to $ 55.

c.	Lease commitments:

The Company rents certain of its facilities and some of its motor vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2029.

Future minimum lease payments under non-cancelable operating lease agreements are as follows:

2014	$817
2015	430
2016	314
2017	251
2018	250
2019 and there after	1,406

$3,468

Total rent expenses for the years ended December 31, 2011, 2012 and 2013 were approximately $ 1,019, $ 904 and $ 1,077, respectively.

d.	Guarantees:

As of December 31, 2013, the Company obtained bank performance guarantees and advance payment guarantees and bid bond guarantees from several banks, mainly in Israel, in the aggregate amount of $ 4,759.

e.	Restricted deposit:

In connection with a project in Africa, the Company was required to maintain restricted deposits in order to guarantee the Company's performance under that project in the amount of $ 4,280. The deposits for the project bear an average interest at rate of 1.5% and were released to the Company in two parts, during 2012 and 2013, after meeting the remaining predetermined milestones.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In addition, in connection with the short-term bank credit the Company required to maintain restricted deposits in the amount of $ 5,762. As of December 31, 2013, the deposits bear an average interest at rate of 0.95%.

f.	Legal proceedings:

Following a cancelation of a project agreement by a customer in 2006 the Company has conducted various arbitration proceedings with the client. Eventually, in March 2010, the Court of Arbitration determined that the customer is liable for certain expenses incurred by the Company in connection with the negotiation and execution of the agreement due to the customer’s wrongful behavior during the negotiations. In addition, the Court of Arbitration determined that the customer is liable for damages caused to the Company due to the customer’s unjust enrichment resulting from its failure to pay for certain deliveries made by the Company. Accordingly, on October 25, 2011 the Company collected an arbitration award of approximately $2.5 million and recorded income of $2.3 million from the arbitration, net of legal expenses. On November 21, 2011 the customer filed a claim seeking the cancellation of the arbitration award by disputing the merits of the case. On January 31, 2014 the court has dismissed the claim. The customer has advised the Company that he will not appeal the dismissal and the judgment is therefore final.

In addition, the Company is subject to legal proceedings arising in the normal course of business. Based on the advice of legal counsel, management believes that these proceedings will not have a material adverse effect on the Company's financial position or results of operations.

g.	Charges:

As collateral for all of the Company liabilities to banks:

In January 2010, the Company approved a new credit arrangement and created in favor of its bank's a first degree fixed charge over its unissued share capital and its goodwill and a first degree floating charge over its factory, business, and all of its assets and rights.

NOTE 12:-    SHAREHOLDERS' EQUITY

a.	Pertinent rights and privileges conferred by Ordinary shares:

The Ordinary shares of the Company are listed on the NASDAQ Global Market and until November 30, 2011, were listed on the Tel-Aviv Stock Exchange. The Ordinary shares confer upon their holders the right to receive notice to participate and vote in the general meetings of the Company and the right to receive dividends, if declared.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

b.	Issued and outstanding share capital: 16,098,022 shares at December 31, 2012 and 16,147,522 shares at December 31, 2013.

On August 20, 2011, the Company completed rights offering of 5,273,274 of its Ordinary shares at a price per share of $ 3.03, receiving net proceeds of $ 16,000.

On June 17, 2011, the Company completed a private placement of 150,000 of its Ordinary shares to Ki Corporation at an initial price per share of $ 3.04, which was equal to the closing price of its Ordinary shares on the NASDAQ Global Market on June 16, 2011. On June 29, 2011, the record date of the rights offering, the price per share paid by Ki Corporation was adjusted to $ 3.05, which was the closing price of the ordinary shares on the NASDAQ Global Market on the date prior to the record date of the rights offering.

c.	Stock Option Plan:

On October 27, 2003, the Company's Board of Directors approved the Company's 2003 Israeli Share Option Plan ("the 2003 Plan"). Under the 2003 Plan, stock options may be periodically granted to employees, directors, officers and consultants of the Company or its subsidiaries in accordance with the decision of the Board of Directors of the Company (or a committee appointed by it). The Board of Directors also has the authority to determine the vesting schedule and exercise price of options granted under the 2003 Plan.

The 2003 Plan is effective for ten years and was terminated in October 2013. Any options that are cancelled or forfeited before expiration become available for future grant.

In May 2008, the Board of Directors approved an amendment to the 2003 Plan, which was approved by the shareholders in August 2008, which increased the number of Ordinary shares available for issuance under the 2003 Plan by an additional 1,000,000 shares and the termination of the 2003 Plan was extended from October 2013 to October 2018.

On June 23, 2010, the Company's Annual General Meeting approved the Company's 2010 Israeli Share Option Plan, or the 2010 Plan, which authorizes the grant of options to employees, officers, directors and consultants of the Company and its subsidiaries.  The ordinary shares that remain available for futures option grants under the 2003 Plan as of the date of the adoption of the 2010 Plan and any ordinary shares that become available in the future under the 2003 Plan as a result of expiration, cancellation or relinquishment of any option currently outstanding under the 2003 Plan will be rolled over to the 2010 Plan.  Following the adoption of the 2010 Plan, no additional options will be granted under the 2003 Plan. In June 2013, the Company's shareholders approved an increase to the number of ordinary shares available for issuance under the 2010 Plan by additional 500,000 shares. The 2010 Plan has a term of ten years.

As of December 31, 2013, 652,543 Ordinary shares were available for future option grants.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of employee option activity under the Company's stock option plans as of December 31, 2013 and changes during the year ended December 31, 2013 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual life (in months)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2013	781,832	$5.42	30.18	122
Granted	706,000	4.34	49.82
Exercised	(49,500)	3.80
Forfeited	(300,000)	7.59

Outstanding at December 31, 2013	1,138,332	4.25	41	7

Vested and expected to vest at December 31, 2013	1,024,499	4.25	41	7

Exercisable at December 31, 2013	375,666	3.94	7.84	7

The weighted-average grant-date fair value of options granted during the year ended December 31, 2012 and 2013 were $ 2.18 and $ 1.31, respectively. No options were granted during the year ended December 31, 2011. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2013 and the exercise price, multiplied by the number of in-the-money options). This amount changes, based on the fair market value of the Company's stock. The total intrinsic value of options exercised for the year ended December 31, 2013 was $ 17. As of December 31, 2013, there was approximately $ 539 of unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans. This cost is expected to be recognized over a period of 3.25 years.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2013 are follows:

Options outstanding as of December 31, 2013	Exercise price	Weighted average remaining contractual life	Options exercisable as of December 31, 2013
		(In months)

36,000	4.25	67.03	-
753,332	4.35	46.43	83,332
73,500	4.09	15.83	73,500
160,000	3.53	25.28	160,000
30,500	3.48	23.23	30,500
85,000	5.14	40.03	28,334

1,138,332		41	375,666

d.	Warrants:

On January 2013, as part of the acquisition of CyberSeal, the Company issued to CyberSeal's former owners warrants, having a fair value of $ 1,500 to purchase 898,204 of the Company's Ordinary shares at an exercise price of $ 4.16 per share. 50% of the warrants became exercisable on December 31, 2013 and shall expire on December 30, 2018. The remaining 50% shall become exercisable on December 31, 2014 and shall expire on December 30, 2019. The fair value of the warrants was calculated using the Binominal model. The Company recognized the $ 1,500 as part of its additional paid-in capital.

e.	Dividends:

Dividends, if any, will be declared and paid in U.S. dollars. Dividends paid to shareholders in Israel will be converted into NIS on the basis of the exchange rate prevailing at the date of payment. The Company has determined that it will not distribute dividends out of tax-exempt profits.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2011	2012	2013
Numerator:
Income (loss) attributable to Magal shareholders'	$9,844	$4,094	$(4,463)

Denominator:
Denominator for basic net earnings (loss) per share weighted-average number of shares outstanding	12,645,283	16,003,482	16,138,944
Effect of diluting securities:
Employee stock options	-	27,334	-

Denominator for diluted net earnings (loss) per share - adjusted weighted average shares and assumed exercises	12,645,283	16,030,816	16,138,944

NOTE 14:-	TAXES ON INCOME

a.	Tax laws applicable to the Group companies:

Income Tax (Inflationary Adjustments) Law, 1985:

According to the law, until 2007, the results for tax purposes were adjusted for the changes in the Israeli CPI.

In February 2008, the "Knesset" (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Since 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. Adjustments relating to capital gains such as for sale of property (betterment) and securities continue to apply until disposal. Since 2008, the amendment to the law includes, among others, the cancellation of the inflationary additions and deductions and the additional deduction for depreciation (in respect of depreciable assets purchased after the 2007 tax year).

The Law for the Encouragement of Capital Investments, 1959:

According to the Law, the companies are entitled to various tax benefits by virtue of the "approved enterprise" and/or "beneficiary enterprise" status granted to part of their enterprises, as implied by this Law. The principal benefits by virtue of the Law are:

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

Tax benefits and reduced tax rates:

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

Additional amendments to the Investment Law became effective in January 2011 (the "2011 Amendment"). Under the 2011 Amendment, income derived by 'Preferred Companies' from 'Preferred Enterprises' (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to the incentives prior to the 2011 Amendment that were limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as 'Preferred Income', would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. Income derived by a Preferred Company from a 'Special Preferred Enterprise' (as defined in the Investment Law) would enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere for a period of ten years.

As with dividends distributed from taxable income derived from an Approved Enterprise or Benefiting Enterprise during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company, provided however that dividends distributed from 'Preferred Income' from one Israeli corporation to another, would not be subject to tax. While a company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment. Under the transitional provisions of the 2011 Amendment, the Company could have elected whether to irrevocably implement the 2011 Amendment with respect to the Company's existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment or to keep implementing the legislation prior to the 2011 Amendment in the future. The Company did not elect to implement the 2011 Amendment in 2011 or in 2012. The 2011 Amendment has no material effect on the tax payable in respect of the Company's operations.

In March, 2007, the Company received a pre-ruling from the Israeli Tax Authority for its request for a Beneficiary Enterprise, regarding eligibility for benefits under the Amendment. The Company's income from this program is tax-exempt for a period of two years and is subject to a reduced tax rate of 10%-25% for a period of five to eight years (depending upon the percentage of foreign ownership of the Company). The Company has not yet obtained any tax benefits from this program.

Income from sources other than an "Approved Enterprise" during the benefit period was subject to regular corporate tax rate in 2013 (see c. below).

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

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 68):

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011 ("the Amendment"), which prescribes, among others, amendments in the Law for the Encouragement of Capital Investments, 1959 ("the Law"). The Amendment became effective as of January 1, 2011. According to the Amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire privileged income under its status as a privileged company with a privileged enterprise. Commencing from the 2011 tax year, the Company can elect (without possibility of reversal) to apply the Amendment in a certain tax year and from that year and thereafter, it will be subject to the amended tax rates. The tax rates under the Amendment are: 2011 and 2012 - 15% (in development area A - 10%) and in 2013 - 12.5% (in development area A - 7%).

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 71):

On August 5, 2013, the "Knesset" issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 which consists of Amendment 71 to the Law for the Encouragement of Capital Investments ("the Amendment"). According to the Amendment, the tax rate on preferred income form a preferred enterprise in 2014 and thereafter will be 16% (in development area A - 9%).

The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise's earnings as above will be subject to tax at a rate of 20%.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

The Company has evaluated the effect of the adoption of the Amendment on its financial statements, and as of the date of the approval of the financial statements, the Company believes that it will not apply the Amendment. The Company's may change its position in the future.

The Company's Israeli Subsidiary applied the Amendment effective from the 2011 tax year.

b.	Tax benefits (in Israel) under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an "industrial company" as defined by this law and, as such, is entitled to certain tax benefits including accelerated depreciation, deduction of the purchase price of patents and know-how and deduction of public offering expenses.

c.	Tax rates:

1.	The Israeli corporate tax rate was 24% in 2011 and 25% in 2012 and 2013.

On December 5, 2011, the "Knesset" (Israeli parliament) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Law") which, among others, cancels effective from 2012, the scheduled reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25%, as above, the real capital gain tax rate and the real betterment tax rate were also increased accordingly.

On August 5, 2013, the "Knesset" issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 ("the Budget Law"), which consists, among others, of fiscal changes whose main aim is to enhance the collection of taxes in those years.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

These changes include, among others, increasing the corporate tax rate from 25% to 26.5%, cancelling the reduction in the tax rates applicable to privileged enterprises (9% in development area A and 16% elsewhere) and, in certain cases, increasing the rate of dividend withholding tax within the scope of the Law for the Encouragement of Capital Investments to 20% effective from January 1, 2014. There are also other changes such as taxation of revaluation gains effective from August 1, 2013. The provisions regarding revaluation gains will become effective only after the publication of regulations defining what should be considered as "retained earnings not subject to corporate tax" and regulations that set forth provisions for avoiding double taxation of overseas assets. As of the date of approval of these financial statements, these regulations have not been issued.

2.	The tax rates of the Company's non Israeli subsidiaries range between 16%-40%.

d.	Income taxes on non-Israeli subsidiaries:

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

e.	Israeli Transfer Pricing Regulations:

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

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

f.	Reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory rate, and the actual tax expense, is as follows:

	Year ended December 31,
	2011	2012	2013

Income (loss) before taxes as reported in the statements of operations	$10,567	$5,085	$(4,460)

Tax rate	24%	25%	25%

Theoretical tax benefit	$2,536	$1,271	$(1,115)

Increase (decrease) in taxes:

Non-deductible items	126	159	119
Losses and other items for which a valuation allowance was provided	288	120	1,494
Adjustment of deferred tax balances following a changes in tax rates	-	-	(266)
Realization of carryforward tax losses for which valuation allowance was provided	(2,776)	(1,097)	-
Tax rate differences in subsidiaries	189	181	(1)
Provision for uncertain tax positions	113	409	(55)
Taxes in respect of prior years	37	2	(3)
Tax withheld against which valuation allowance was provided this year	228	121	266
Investment tax credit	(233)	(151)	(236)
Other	215	(24)	(134)

Taxes on income in the statements of operations	$723	$991	$69

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

g.	Taxes on income (tax benefit) included in the statements of operations:

	Year ended December 31,
	2011	2012	2013

Current	$789	$953	$213
Deferred	(66)	38	(144)

	$723	$991	$69

Domestic	$399	$531	$49
Foreign	324	460	20

	$723	$991	$69

h.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2012	2013
Deferred tax assets:
Operating loss carry forwards	$6,137	$7,497
Reserves and tax allowances	3,576	3,773

Total deferred taxes before valuation allowance	9,713	11,270
Valuation allowance	(9,211)	(10,625)

Net deferred tax assets	502	645

Deferred tax liabilities:
Intangible assets	210	335

Net deferred tax assets	$292	$310

Foreign	$292	$310

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

i.	The domestic and foreign components of income (loss) before taxes are as follows:

	Year ended December 31,
	2011	2012	2013

Domestic	$8,876	$2,134	$(2,313)
Foreign	1,691	2,951	(2,147)

	$10,567	$5,085	$(4,460)

j.	Net operating carry forward tax losses:

The Company has estimated total available carry forward tax losses of $ 11,979 to offset against future taxable income. As of December 31, 2013, the Company recorded a full valuation allowance on these carry forward tax losses due to the uncertainty of their future realization. There is no time limitation for the realization of such tax losses.

The Company's subsidiaries have estimated total available carry forward tax losses of $ 12,911, which may be used to offset against future taxable income, for periods ranging between 1 to 19 years. As of December 31, 2013, the Company recorded a partial valuation allowance for its subsidiaries' carry forward tax losses due to the uncertainty of their future realization.

Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

k.	In July 2011, the Company finalized with the Israeli Tax Authority the tax assessment with respect to the years 2005-2006.

l.	Uncertain tax provisions:

As of December 31, 2012 and 2013 balances in respect to ASC 740, "Income Taxes" amounted to $ 761 and $ 706, respectively.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,
	2012	2013

Balance at the beginning of the year	$332	$761

Additions based on tax positions taken during a prior period	428	24
Additions based on tax positions taken related to the current year	-	59
Reduction related to tax positions taken during a prior period	(19)	-
Reductions related to settlement of tax matters	-	(138)
Foreign currency translation adjustments	20	-

Balance at the end of the year	$761	$706

NOTE 15:-    BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Related parties transactions:

	Year ended December 31,
	2011	2012	2013

Sales to a related party	$222	$-	$-
Loan from a related party	$-	$-	$-
Interest expenses	$378	$-	$-

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

d.
In May 2008, one of the Company's major shareholders granted to the executive chairman of the Board of Directions the right to purchase 100,000 shares, subject to the same terms and conditions that apply to the exercise of the options the executive chairman received from the Company pursuant to his employment agreement. The employment agreement was approved in the Company's annual shareholders' meeting on August 20, 2008 and consequently, the chairman of the Board of Directors has the right to purchase the shares in three equal annual installments commencing on August 20, 2010 at a price of $ 7.59 per share. The right to purchase each installment expires after three years. The Company recorded $ 19 in deferred stock compensation expense with respect to this in 2012.

e.
On December 31, 2007, the Company's then Chairman retired from his position. Pursuant to his retirement agreement as amended, the retired Chairman undertook not to compete with the Company for a period of three years following his retirement. In consideration, the Company agreed to pay the retired Chairman a onetime payment of $ 360 payable within three months. In addition, the Chairman is entitled to receive certain perquisites from the Company for the rest of his life. The liability as of December 31, 2013 and the special post-benefit expense related to the retirement agreement amounted to $ 801.

NOTE 16:-	SEGMENT INFORMATION

The Company adopted ASC 280, "Segment Reporting." As of December 31, 2012, the Company operated in two major reportable segments. Following the acquisition of CyberSeal, the Company identifies the operation of Cyberseal as new major reportable segment. As such, the Company operates in three operational segments, as follows:

•	Perimeter Products segment - sales of perimeter products, including services and maintenance that are performed either on a fixed-price basis or pursuant to time-and-materials based contracts, and

•	Turnkey Projects segment - installation of comprehensive turnkey solutions for which revenues are generated from long-term fixed price contracts, and

•	Cyber segment - provides hardware and software products, in the field of Cyber Security, for monitoring, securing, and the active management of wired, wireless, and fiber optic communication networks.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SEGMENT INFORMATION (Cont.)

a.	The following data present the revenues, expenditures, assets and other operating data of the Company's operating segments:

	Year ended December 31, 2011
	Perimeter	Projects	Eliminations	Total

Revenues	$30,012	$59,707	$(1,128)	$88,591

Depreciation and amortization	$722	$497	$-	$1,219

Other income	$-	$2,304	$-	$2,304

Operating income (loss), before financial expenses and taxes on income	$2,665	$7,528	$(382)	$9,811
Financial expenses (income), net				(756)
Taxes on income (tax benefit)				723

Net income (loss)				$9,844

	Year ended December 31, 2012
	Perimeter	Projects	Eliminations	Total

Revenues	$33,941	$45,038	$(1,282)	$77,697

Depreciation and amortization	$624	$554	$-	$1,178

Operating income (loss), before financial expenses and taxes on income	$4,409	$1,634	$(486)	$5,557
Financial expenses (income), net				472
Taxes on income (tax benefit)				991

Net income (loss)				$4,094

	Year ended December 31, 2013
	Perimeter	Projects	Cyber	Eliminations	Total

Revenues	$30,551	$20,137	$1,638	$(809)	$51,517

Depreciation and amortization	$606	$629	$484	$-	$1,719

Operating income (loss), before financial expenses and taxes on income	$542	$(3,571)	$(1,184)	$(306)	$(4,519)
Financial expenses (income), net					(59)
Taxes on income (tax benefit)					69

Net income (loss)					$(4,529)

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SEGMENT INFORMATION (Cont.)
	Year ended December 31, 2012
	Perimeter	Projects	Total

Total long-lived assets	$5,664	$3,643	$9,307

	Year ended December 31, 2013
	Perimeter	Projects	Cyber	Total

Total long-lived assets	$5,536	$3,763	$4,293	$13,592

b.	Major customer data (percentage of total revenues):

	Year ended December 31,
	2011		2012		2013

Customer A	*	)	*	)	15%
Customer B	10.7%		*	)	*	)
Customer C	34.8%		*	)	*	)
Customer D	*	)	19.3%		14.2%

*)        Less than 10%.

c.	Geographical information:

The following is a summary of revenues within geographic areas based on end customer's location and long-lived assets:

1.         Revenues:

	Year ended December 31,
	2011	2012	2013

Israel	$10,091	$10,152	$11,517
Europe	10,913	12,809	7,311
North America	13,373	10,732	13,614
South and Latin America	12,145	15,159	3,118
Africa	35,499	21,642	8,182
Others	6,570	7,203	7,775

	$88,591	$77,697	$51,517

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SEGMENT INFORMATION (Cont.)

2.         Long-lived assets:

	December 31,
	2012	2013

Israel	$3,966	$8,077
Europe	1,134	1,195
USA	21	12
Canada	3,426	3,295
Others	760	1,013

	$9,307	$13,592

NOTE 17:-	SELECTED STATEMENTS OF INCOME DATA

Financial expenses:

	Year ended December 31,
	2011	2012	2013

Financial expenses:

Interest on long-term debt	$(6)	$(2)	$(36)
Interest on short-term bank credit and bank charges	(773)	(600)	(370)
Interest on a related party loan	(378)	-	-
Realization of foreign currency translation adjustments	-	(421)	-
Foreign exchange losses, net	-	(530)	-

	(1,157)	(1,553)	(406)
Financial income:

Interest on short-term and long-term bank deposits	519	671	337
Foreign exchange derivative instruments	-	410	39
Foreign exchange gains, net	1,394	-	89

	1,913	1,081	465

	$756	$(472)	$59

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	SUBSEQUENT EVENTS - UNAUDITED

On March, 2014, one of the Company's Subsidiaries signed a definitive agreement to purchase a Company engaged in the perimeter security products in a total consideration of $4,400 (the "Purchase Price"). The Purchase Price may be adjusted post-closing on a dollar-for-dollar basis according to an equity adjustment mechanism, which was set in the definitive agreement.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to annual report on its behalf.

MAGAL SECURITY SYSTEMS LTD.

By:	/s/ Eitan Livneh
Name:	Eitan Livneh
Title:	President and Chief Executive Officer

Date: March 27, 2014