Form 20-F
period 2014-12-31
MAGAL SECURITY SYSTEMS LTD
filed 2015-03-26
CIK 896494

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

P.O. Box 70, Industrial Zone, Yehud 5621617, Israel
(Address of principal executive offices)

Ilan Ovadia, Chief Financial Officer
Magal Security Systems Ltd.
P.O. Box 70, Industrial Zone
 Yehud 5621617, Israel
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

Ordinary Shares, par value NIS 1.0 per share …….…16,269,022
(as of December 31, 2014)

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

-i-

-ii-

INTRODUCTION

Magal Security Systems Ltd. is a leading international solutions provider of safety, security, site management and intelligence gathering and compilation solutions and products.  Based on more than 40 years of experience and interaction with customers, we have developed a unique set of solutions and products, optimized for perimeter, outdoor and general security applications.  Our turnkey solutions are typically integrated and managed by sophisticated modular command and control software, supported by expert systems for real-time decision support.  Our broad portfolio of critical infrastructure protection and site protection technologies includes a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems and a sophisticated protection package for sub-surface intrusion.  As a world class innovator in the development of closed circuit television, intelligence video analysis and motion detection technology for outdoor operation, we have successfully installed customized solutions and products in more than 75 countries worldwide.  Our ordinary shares are traded on the NASDAQ Global Market under the symbol “MAGS”.  Our website is www.magal-s3.com.  The information on our website is not incorporated by reference into this annual report.  As used in this annual report, the terms “we,” “us,” “our,” and “Magal S3” mean Magal Security Systems Ltd. and its subsidiaries, unless otherwise indicated.

ULTRAWAVE, E-FIELD, FLARE, FLEXPI, FLEXPS, GUIDAR, INTELLI-FIELD, LOGO DESIGN (old Senstar), MISCELLANEOUS DESIGN (Stellar logo), OMNITRAX, PANTHER, PERIMITRAX, PINPOINTER, REPELS, S DESIGN, SENNET, SENSTAR, SENSTAR & DESIGN, SENSTAR-STELLAR, SENSTAR-STELLAR & DESIGN, SENTIENT, XFIELD, MAGAL, DTR, FORTIS, DREAMBOX, PIPEGUARD AND MAESTRO DB are registered trademarks and INTELLI-FLEX, INTELLIFIBER, STARLED, STARNET, ARMOURFLEX, FLASH, FLEXZONE, ROBOGUARD, FENSOR, CYBERSEAL FIBER PATROL, the Magal logo and all other marks used to identify particular products and services associated with our businesses are unregistered trademarks.  Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.  The representative exchange rate between the NIS and the dollar as published by the Bank of Israel and effective on December 31, 2014 was NIS 3.889 per $1.00.

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

The following selected consolidated financial data for and as of the five years ended December 31, 2014 are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP.  We have derived the following selected consolidated financial data as of December 31, 2013 and 2014 and for each of the years ended December 31, 2012, 2013 and 2014 from our consolidated financial statements set forth elsewhere in this annual report that have been prepared in accordance with U.S. GAAP.  We have derived the following selected consolidated financial data as of December 31, 2010, 2011 and 2012 and for each of the years ended December 31, 2010 and 2011 from our audited consolidated financial statements not included in this annual report.  The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5.  “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

	2010	2011	2012	2013	2014
Revenues	$49,699	$88,591	$77,697	$51,517	$77,543
Cost of revenues	31,400	49,089	44,163	31,059	43,049
Gross profit	18,299	39,502	33,534	20,458	34,494
Operating expenses:
Research and development, net	4,105	3,898	4,041	4,409	4,604
Selling and marketing	11,261	19,415	16,528	12,781	17,130
General and administrative	7,593	8,682	7,408	7,787	8,898
Impairment of goodwill and other intangible assets	-	-	-	-	2,439
Other income	-	(2,304)	-	-	-
Total operating expenses	22,959	29,691	27,977	24,977	33,071
Operating income (loss)	(4,660)	9,811	5,557	(4,519)	1,423
Financial expenses (income), net	967	(756)	472	(59)	(1,979)
Income (loss) before income taxes	(5,627)	10,567	5,085	(4,460)	3,402
Taxes on income	602	723	991	69	82
Net income (loss)	$(6,229)	$9,844	$4,094	$(4,529)	$3,320
Less: net loss attributable to non-controlling interest	(24)	-	-	(66)	(90)
Net income (loss) attributable to Magal’s shareholders	$(6,205)	$9,844	$4,094	$(4,463)	$3,410
Basic and diluted net earnings (loss) per share from continuing operations	$(0.60)	$0.78	$0.26	$(0.28)	$0.21
Basic and diluted net earnings (loss) per share from discontinued operations	-	-	-	-	-
Basic and diluted net earnings (loss) per share	$(0.60)	$0.78	$0.26	$(0.28)	$0.21
Weighted average number of ordinary shares used in computing basic net earnings per share	10,396,548	12,645,283	16,003,482	16,138,944	16,186,148
Weighted average number of ordinary shares used in computing diluted net earnings per share	10,396,548	12,645,283	16,030,816	16,138,944	16,338,056

	2010	2011	2012	2013	2014

Consolidated Statements of Comprehensive Income:
Net income (loss)	$(6,205)	$9,844	$4,094	$(4,529)	$3,320
Realized foreign currency translation adjustments from subsidiary	-	-	(421)	-	-
Foreign currency translation adjustments	1,226	(589)	684	(875)	(1,833)
Total comprehensive income (loss)	$(4,979)	$9,225	$4,357	$(5,404)	$1,487
Less - comprehensive loss attributable to non-controlling interests	(24)	-	-	(66)	(90)
Comprehensive income (loss) attributable to Magal shareholders'	$(5,003)	$9,225	$4,357	$(5,338)	$1,577

	2010	2011	2012	2013	2014

Consolidated Balance Sheets Data:
Cash and cash equivalents	$16,596	$30,005	$36,784	$32,235	$21,602
Short and long-term bank deposits and restricted deposits	4,888	10,123	9,607	12,283	10,979
Working capital	26,612	40,493	49,202	46,922	45,805
Total assets	65,710	85,987	91,036	87,671	83,759
Short-term bank credit (including current maturities of long-term loans)	9,830	5,390	5,391	6,270	3,071
Long-term bank loans	50	38	6	1,912	1,406
Loan from related party	9,907	-	-	-	-
Total shareholders’ equity	28,016	51,011	58,326	57,540	55,957
Ordinary shares issued and outstanding	10,396,548	15,819,822	16,098,022	16,147,522	16,269,022

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

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

Although we had operating profit in 2014 following a year of operating loss, we may not be able to achieve and sustain profitable operations in the future.  If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure or cash balance.  Such financing may not be available in the future, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be materially and adversely affected.

We depend on large orders from a relatively small number of customers for a substantial portion of our revenues.  The loss of one or more of our key customers could result in a loss of a significant amount of our revenues.

A relatively small number of customers account for a large percentage of our revenues.   Revenues from the provision of the perimeter security solution to the port of Mombasa, Kenya accounted for 19.3%, 14.2% and 5.7% of our revenues in 2012, 2013 and 2014, respectively.  Historically, the Israeli Ministry of Defense, or the MOD, and the Israeli Defense Forces, or the IDF, have accounted for a significant amount of our revenues. For the years ended December 31, 2012, 2013 and 2014, they accounted for 9%, 15% and 14.8% of our revenues, respectively.

The MOD, the IDF or any of our other major continuing customers may not maintain their volume of business with us or, if such volume is reduced, other customers generating similar revenues may not replace the lost business. For example, in 2012, we completed the Gabonese Republic Project, and we do not expect to receive any future revenues from this project.  Our inability to replace business from large contracts will adversely affect our financial results.  Any unanticipated delays in a large project, changes in customer requirements or priorities during the project implementation period, or a customer’s decision to cancel a project, may adversely impact our operating results and financial performance. Our programs may also be affected in the future if there is a reduction in Israeli government defense spending for our programs or a change in priorities to purchase products other than ours.  Accordingly, changes in government contracting policies, budgetary constraints and delays or changes in the appropriations process could have an adverse effect on our business, financial condition and results of operations.

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

We may be unable to successfully integrate our recent acquisitions into our operations or to fully realize targeted synergies, revenues and other expected benefits of the acquisitions.

In January 2013, we purchased WebSilicon Ltd., an Israeli cyber security company, which later changed its name to CyberSeal Ltd. CyberSeal products and services complement our physical security products and services. In April 2014 we acquired a U.S. based fiber-optic technology company, which provides advanced solutions for sensing, security, and communication. These solutions include patented fiber-optic sensor technologies which provide security solutions for military bases, airports, power plants, water treatment facilities, pipelines, secure data networks, and other critical infrastructures and high-value assets.

Achieving the targeted synergies, such as operating and long-term strategic cost-savings, of the acquisitions will depend in part upon whether we can integrate their businesses and technologies in an efficient and effective manner. We may not be able to accomplish this integration process smoothly or successfully. The integration of our respective operations will require the dedication of significant management resources, which may distract management’s attention from day-to-day operations. Employee uncertainty and lack of focus during the integration process may also disrupt our business and result in undesired employee attrition. An inability of management to successfully integrate the operations into our business could have a material adverse effect on our business, results of operations and financial condition.

An inability to realize the full extent of, or any of, the anticipated benefits and synergies of the acquisitions, as well as any delays encountered in the integration process, could have an adverse effect on our business, results of operations and financial condition. Moreover, future acquisitions by us could result in potentially dilutive issuances of our equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to identifiable intangible assets, any of which could materially adversely affect our operating results and financial position.  Acquisitions also involve other risks, including risks inherent in entering markets in which we have no or limited prior experience.

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

As an example, in October 2012, we participated in a MOD experimental program with respect to the Israeli border security fence.   During 2013, our technology was tested and we were eventually chosen to install 15 km of border sensors. Two other Israeli contractors were also awarded contracts. In 2014 our technology was approved and we were chosen to participate in the next MOD tender. However, follow-up orders may be split between the three competing parties pending the customer’s determination of the performance of the different technologies. As a result, the amount of revenues to be generated from this project is uncertain.

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

Most of our sales are made in North America, Europe, Africa and Israel.  Our revenues are primarily denominated in dollars, Euros and NIS, while a portion of our expenses, primarily labor expenses, is incurred in NIS and Canadian Dollars.  Additionally, certain assets, especially trade receivables, as well as part of our liabilities are denominated in NIS.  As a result, fluctuations in rates of exchange between the dollar and non-dollar currencies may affect our operating results and financial condition.  The dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the dollar.  In addition, the value of our non-dollar revenues could be adversely affected by the depreciation of the dollar against such currencies.  During the year ended December 31, 2012 foreign currency fluctuations had an adverse impact on our results of operations and we recorded foreign exchange losses, net of $530,000.  In 2013 and 2014, foreign currency fluctuations had a positive impact on our results of operations and we recorded foreign exchange income, net of $89,000 and $2,331,000, respectively. Our results of operations may continue to be materially affected by currency fluctuations in the future.

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

A large portion of our sales is to markets outside of Israel.  For the years ended December 31, 2012, 2013 and 2014 approximately 86.9%, 77.6% and 78.7%, respectively, of our revenues were derived from sales to markets outside of Israel.  A key component of our strategy is to continue to expand in such international markets.  Our international sales efforts are affected by costs associated with the shipping of our products and risks inherent in doing business in international markets, including:

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

We are a global security company with worldwide operations. Although approximately 61% of our sales are generated in Israel, North America and Western Europe, we expect to derive an increasing portion of our sales and future growth from other regions or regime replacements which freeze the activity, budget allocation and execution decisions in these markets until the new regime is setting up, such as Africa or regime replacements which freeze the activity, budget allocation and execution decisions in these markets until the new regime is setting up, such as India, Latin America and Central and Eastern Europe, which may be susceptible to political or economic instability.

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

The Israeli government has reduced the benefits available under these programs in recent years and these programs and benefits may be discontinued or curtailed in the future. In addition, effective as of January 1, 2014 the Canadian CRA announced changes under its program reducing the benefits. If the Israeli or Canadian governments resolve to end these programs and benefits, our business, financial condition, results of operations and net income could be materially adversely affected.

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

Regulations that impose disclosure requirements regarding the use of “conflict” minerals in our products will result in additional cost and expense and could result in other significant adverse effects.

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

In addition, the stock market in general, and the market for Israeli companies and homeland security companies in particular, has been highly volatile.  Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance.  In the past, following periods of market volatility, shareholders have often instituted securities class action litigation relating to the stock trading and price volatility of the company in question.  If we were involved in any securities litigation, it could result in substantial cost to us to defend and divert resources and the attention of management from our business.

We have not distributed dividends in the past.

While we have historically retained our earnings to finance operations and expand our business, we have not determined whether we will maintain such policy for the future.  According to the Israeli Companies Law, a company may distribute dividends out of its profits (as defined by the Israeli Companies Law), provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due, or otherwise upon the permission of the court.  The declaration of dividends is subject to the discretion of our board of directors and would depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors.  You should not rely on an investment in our company if you require dividend income from your investment.

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

We are incorporated under the laws of Israel and our principal executive offices and manufacturing and research and development facilities are located in the State of Israel.  As a result, political, economic and military conditions affecting Israel directly influence us.  Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations.

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2014.  Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations.  In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon and Syria. Following extensive missiles' attacks on its southern border and against Israeli population centers in July 2014, Israel has invaded the Gaza strip in order to destroy Hamas's military organization as well as its missiles' and tunnels' capabilities. On July 21, 2014, all U.S. airlines and most major airlines of other nationalities suspended their flights to Israel’s Ben-Gurion International Airport for several days after a missile landed approximately 1.5 km away. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

We were incorporated under the laws of the State of Israel on March 27, 1984 under the name Magal Security Systems Ltd.  We are a public limited liability company under the Israeli Companies Law, 5739-1999, and operate under this law and associated legislation.  Our principal executive offices and primary manufacturing and research and development facilities are located near Tel Aviv, Israel, in the Yehud Industrial Zone.  Our mailing address is P.O. Box 70, Industrial Zone, Yehud 5621617, Israel and our telephone number is +972-3-539-1444.  Our agent for service of process in the United States is Senstar Inc., 13800 Coppermine Road, Second Floor, Herndon, Virginia 20171.  Our website address is www.magal-S3.com.  The information on our website is not incorporated by reference into this annual report.

We are a leading international provider of products and solutions for physical and cyber security, safety and site management. Over the past 43 years, we have delivered products and tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations.

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

We intend to increase our revenues in the perimeter products segment and cyber security segment by (i) locating new channels to promote and market our products; (ii) maintaining technology leadership; (iii) investing in research and development; (iv) entering into additional OEM agreements; and (v) acquiring new technologies independently or through mergers and acquisitions.

We established a new joint venture in India in 2012 and intend to continue to focus on and enhance our presence in emerging markets such as Russia, India and China, in order to increase our exposure to small and medium size business opportunities for both our perimeter products and solutions and turnkey projects segments.  In January 2013, we purchased WebSilicon Ltd., an Israeli cyber security company, which later changed its name to CyberSeal Ltd. CyberSeal products and services complement our physical security products and services. In April 2014 we acquired a U.S. based fiber-optic technology company which provides advanced solutions for sensing, security, and communication. The fiber company's products provide advantages to our overall security solutions and its technology adds key advanced fiber optic sensing technology to our offering and strengthens our position in the market. Fiber optic sensors are gaining momentum in many regions and the new acquired technology may become our primary.

Our capital expenditures for the years ended December 31, 2012, 2013 and 2014 were approximately $1.7 million, $1.2 million and $0.7 million, respectively.  These expenditures were principally for the purchase of vacant land in Cuernavaca, Mexico, on which we build facilities for our Mexican subsidiary and the purchase of vehicles, computers software, demo and promotional equipment. In addition, part of the acquisition of CyberSeal in 2013 was paid in cash of approximately $2.6 million and the acquisition of the fiber company in 2014 was paid in cash of approximately $4.3 million.

B.	Business Overview.

Overview and Strategy

We develop, manufacture, market and sell comprehensive computerized physical and cyber security products and systems to high profile customers.  Our systems are used in more than 80 countries to protect sensitive facilities, including national borders, military bases, power plants, airports, seaports, prisons, industrial sites, oil and gas facilities, Olympic villages and stadiums and municipalities from intrusion, crime, sabotage or vandalism to infrastructure, assets and personnel.

Based on more than 40 years of experience and interaction with customers, we have developed a comprehensive set of solutions and products, optimized for perimeter, outdoor and general security applications.  Our portfolio of mission critical infrastructure and site protection technologies includes a variety of smart fences and barriers, fence mounted sensors, virtual (volumetric) fences and gates, buried and concealed detection systems and a sophisticated protection package for sub-surface intrusion.  We deliver comprehensive IP technology and traditional CCTV solutions, supported by our own VMD and IVA.

With the addition of the newly acquired state of the art technology and expertise, we are able to expand our overall solution, offer a wider range of products and address new markets.

With the addition of CyberSeal's products and expertise, we are now able to expand our solutions to include cyber security for physical security networks as well as ICT networks. Our initial focus is to provide cyber security for physical security networks. Cyber security networks are exposed due to several reasons:

•
Lack of awareness – Along the last ten years, security solutions have migrated, to IP networks. Yet unlike the IT world, where network security is an integral element, customers, integrators and product suppliers have no awareness of the new cyber threats to these networks.

•	Wireless communication - The proliferation of internet, WiFi and mobile devices into the security market exposes these networks to new, easy to access threats.

•	Lack of knowhow – Security integrators have very limited knowhow regarding network security and thus fail to implement even basic measurements against cyber threats.

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

We therefore believe that these networks should be protected by dedicated solutions, rather than trying to implement some very expensive standard IT-based cyber security solutions. We currently offer three families of products:

•	Network security – Hardware and software products which are built into the security network, and monitor abnormal behavior.

•	Cellular security – Transceivers with a variety of features enabling secure cellular and RF environments around and within critical sites.

•	Cyber management tools which collect cyber events and support quick reaction and risk mitigation.

Our integrated solutions are based on a broad in-house product portfolio, complemented by OEM and third party products.  A typical turnkey solution is integrated and managed by our Fortis4G - a sophisticated, geographical information system, or GIS, based command and control system. Fortis4G can also manage the cyber solutions we provide.

A typical turnkey project consists of the following phases:

•	Studying and understanding customers’ requirements and conducting an environmental and site analysis;

•	Conducting a terrain survey;

•	Detailed planning that is focused and tailored around the users – first responders and operators in the command and control center(s);

•	Implementation - manufacturing, purchasing, integrating, testing and installing the project;

•	Commissioning and training; and

•	Post-sales support, including upgrades, especially for the cyber security portion of our solutions.

Our revenues are principally derived from:

•	Sales of security products;

•	Installation of comprehensive security solutions and / or turnkey projects derived from process bids leading to fixed-price contracts; and

•	Services and maintenance based on post-sale maintenance contracts.

Our primary objective is to become a leading international solution provider of safety, security and site management solutions and products.  To achieve this objective, we are implementing a business strategy incorporating the following key elements:

•
Leverage existing customer relationships.  We believe that we have the capability to offer certain of our customers a comprehensive security package.  As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications.  We intend to expand the depth and breadth of our existing customer relationships while initiating similar new relationships. Our new cyber security offering is an excellent opportunity to revisit our existing customers.

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

Emerging Opportunities

We believe that the rapid introduction of digital communication and information technology into the security market provides us with the opportunity to consolidate safety and site management with security applications.  Cities and municipalities, air and sea ports, chemical factories, Olympic villages and stadiums and critical infrastructure sites are currently utilizing the benefits of this approach to security management.  This integration allows users to share dispersed sensors (such as cameras and emergency buttons), IT systems, traffic management tools, Cyber solutions and other resources and feed them into a single command and control platform.  Users from different departments within organizations can now share the same information, allowing for improved communication and coordination, whether it is a routine operation or crisis situation.  We believe that we are well positioned and are in the forefront of this emerging market opportunity. We can also address the new cyber threats that massive digitization and networking impose on the sites we traditionally protect with physical security

The urgent need to treat cyber and physical security together in a holistic manner is gaining momentum. We believe that following the development of new products by CyberSeal, we are well positioned to capitalize on this trend.

Products and Services

General

Our products are categorized into different technologies, consisting of physical and cyber security solutions;

•	Perimeter Intrusion Detection Systems (PIDS);

•	CCTV systems, including a perimeter security Robot;

•	Cyber security systems;

•	Command and control systems; and

•	Miscellaneous systems tailored for specific vertical market needs.

The following table shows the breakdown of our consolidated revenues for the calendar years 2012, 2013 and 2014 by operating segments:

	Years ended December 31,
	2012	2013	2014
	(In thousands)
Perimeter products	$33,941	$30,551	$37,554
Turnkey projects	45,038	20,137	39,198
Cyber security	-	1,638	1,329
Eliminations	(1,282)	(809)	(538)
Total	$77,697	$51,517	$77,543

Perimeter Security Products

Perimeter security products enable customers to monitor, limit and control access by unauthorized personnel to specific regions or areas.  High-end perimeter products are sophisticated in nature and are used for correctional facilities, borders, nuclear and conventional power plants, air and sea ports, military installations and other high security installations.  Two independent researches from 2012, (Frost & Sullivan and IMS Research), recognized our company as the number one provider of PIDS technology.

Our line of perimeter security products utilizes sophisticated sensor devices to detect and locate intruders and identify the nature of intrusions.  Our perimeter security products have been installed along thousands of kilometers of borders and facility boundaries throughout the world, including more than 600 correctional institutions and prisons in the United States and in several other countries.  In addition, we have installed several hundred kilometers of high security smart perimeter systems along Israel’s borders.

Our line of outdoor perimeter security products consists of the following:

•	Taut wire – hybrid perimeter intrusion detection systems with physical barrier;

•	Fence mounted vibration detection systems – mechanical, copper “microphonic” wire sensors, fiber optic sensors or electronic ranging sensors;

•	Smart barriers – a variety of robust detection grids, gates and innocent looking fences, designed to protect water passages, VIP residences and other outdoor applications;

•	Buried sensors - volumetric buried cable sensors for PIDS and seismic and fiber sensors to secure pipelines and critical assets against digging;

•	Electrical field disturbance sensors (volumetric); and

•	Microwave sensors.

Taut Wire Perimeter Intrusion Detection Systems

Our taut wire perimeter systems consist of wire strung at high tension between anchor posts.  Sensor posts are located at the middle between anchor posts.  These sensor posts contain one or more devices that detect changes in the tension being exerted on and by the taut wires.  Any abnormal force applied against these wires or released from them (such as by cutting automatically triggers an alarm. Taut wire technology provides three critical elements of protection against unauthorized intruders: deterrence, detection and delaying (until first responders may react and intercept the intruder).

Our sealed sensors are not affected by radio frequency interference, climatic or atmospheric conditions, or electrical transients from power lines or passing vehicles. The sensors self-adjust to, or remain unaffected by, extreme temperature variation, minor soil movements and other similar environmental changes that might trigger false alarms in less sophisticated systems. Our taut wire perimeter systems are designed to distinguish automatically between fence tension changes such as caused by small animals, violent weather or forces more typically exerted by a human intruder.

Our taut wire perimeter systems offer customers a wide range of installation options. Sensor posts can be as far as 200 feet apart, with relatively inexpensive ordinary fence anchor posts between them. These systems may stand alone, be mounted on a variety of fence posts or added to an existing wall or other structure, or mounted on short posts, with or without outriggers.

Taut wire perimeter systems have been approved by various Israeli and U.S. security and military authorities.  We have installed several hundred kilometers of these perimeter systems along Israel’s borders to assist in preventing unauthorized entry and infiltration. Our taut wire perimeter systems are typically sold to the end-user for between $70 to $200 per meter (depending, among other things, on the model, height, density, and corrosion protection level of the system).

Fence Mounted Vibration Detection Systems

We offer various types of vibration detection systems. While less robust than taut wire installations, the adaptability of these systems to a wide range of pre-existing barrier structures makes these products viable alternatives for cost-conscious customers.  Our vibration detection devices are most effective when installed on common metal fabric perimeter systems, such as chain link or welded mesh. In our BARRICADE system, electro-mechanical sensors are attached to fence panels approximately three meters apart on any of several common types of fence structures.  Once attached to the fence, each sensor detects vibrations in the underlying structures.  The sensor system’s built-in electro-mechanical filtering combines with system input from a weather analysis to minimize the rate of false alarms from wind, hail or other sources of nuisance vibrations.  The last development is the Fensor – an accelerometer based fence mounted vibration detection system that is capable of locating the exact location of an intrusion within 3 meters and is optimized for rigid fences such as palisade.

Intelli-FLEX, FLEX PS and FPS are all triboelectric and electric cable fence sensors processed by a field microprocessor.  These systems detect any attempt to cut, climb or penetrate the fence and have microphonic properties. The microphonic feature permits audio to be used for low-cost alarm assessment, providing users with an additional tool for determining the nature of an attempted intrusion.  Our vibration detection system is typically sold to the end-user for between $15 to $60 per meter.

In the second quarter of 2014 we launched our latest copper fence mounted ranging sensor – The FlexZone. FlexZone can pinpoint intrusions within ±3 m (±10 ft); it provides long physical zones (up to 600 m per processor) configurable through software to many virtual smaller zones. Power and data between processors is supported through the sensor cable and thus it reduces the requirement for multiple feeds per site. We intend to retire as soon as practical all the previous generations of triboelectric and electric cable fence sensors upgrade our offering and installed base to this new product. The FlexZone system is sold for between $15 to $30 per meter. Intelli-FIBER is a zone based fence mounted detection system based on a fiber optic sensor. During 2014, we acquired a U.S. based company with advanced fiber technology and completed the merger of its business into the group. This acquisition adds new state-of-the-art products, designed for mid and long range perimeters under the family name FiberPatrol.

Buried Sensors

Omnitrax is a fifth generation covert outdoor perimeter security intrusion detection sensor that generates an invisible radar detection field around buried sensor cables.  An alarm is emitted and the exact location identified within one meter if an intruder disturbs the field.  Targets are detected by their conductivity, size and movement and the digital processor is able to filter out common alarms caused by environmental conditions and small animals.  The Omnitrax system is sold for between $50 to $80 per meter.

 PipeGuard and TunnelGuard are products developed around commercial off-the-shelf seismic sensors in order to detect digging around critical assets. TunnelGuard is installed in Latin America to protect bank vaults and prisons, archeological sites in China and a critical oil and gas site in Europe.

FiberPatrol, our new fiber product, is also offered to protect pipelines against sabotage, with the capability to protect up to 50 km of a pipeline with a single processor.

Electrical Field Disturbance Sensors

Terrain following volumetric sensors can detect intrusions before the intruder touches the sensor.  They can be installed on buildings, free-standing posts, existing fences, walls or rooftops, and will sense changes in the electrostatic field when events, such as intruders penetrating through the wires, take place.  The system’s tall, narrow, well contained detection zone allows the sensor to be installed in almost any application and minimizes nuisance alarms caused by nearby moving objects.  Our flagship product is X-Field; it consists of a set of four and up to eight parallel field sensing wires and is sold for between $100 and $190 per meter.  Deployable volumetric sensor, used to protect military forces is still supported but will be retired in 2015.

Microwave Products

We also offer a K-band all digital bi-static microwave system, designed for stable, reliable operation in extreme outdoor environments.  Coverage distance range from 5 meters to 200 meters. Older generations of X band microwaves are still sold but we intend to retire them in the next few years

Perimeter Security Robot

In 2014, we demonstrated our new product for perimeter security, called RoboGuard, a robot that runs on an elevated rail along the perimeter of protected sites or border lines, carrying an assortment of sensors. The robot can respond promptly and rush to the exact zone or location where intrusions are suspected, or automatically patrol and inspect the fence integrity, looking for holes or suspicious nearby objects, by using sophisticated laser scanner. The robot is powered by a removable battery which is recharged automatically every few hours.

A typical RoboGuard configuration would include:

•	One or two fixed cameras with IR illuminators for fence surveillance;

•	One PTZ camera with IR illuminator; and

•	Two-way intercom in order to communicate with intercepted would-be intruders.

CCTV Systems

We have a proven track record in delivering CCTV and IVA solutions that are designed for use in outdoor applications. In the past Magal offered a dedicated Video Management System (VMS). These capabilities are now fully embedded as part of Magal’s PSIM system – the Fortis4G.

MTC-1500I is a high-end yet affordable, dual technology (thermal Imaging and CCD) outdoor surveillance system.  A high-quality image rendered by the thermal sensor provides long distance detection and recognition of humans in day, night and under poor visibility conditions.  The two cameras are mounted on a single pedestal and controlled through an agile and accurate pan-tilt-zoom-focus engine.

Cyber Security Solutions

In January 2013, we acquired CyberSeal and started to initiate our strategy to expand our product offerings to include cyber security solutions.  These new solutions will monitor, detect and protect against abnormal network activity, both landline and wireless, within and close to protected sites.  Following the acquisition of CyberSeal, we developed the following new products:

•	Tungsten – A hardened managed switch with built in security capabilities to monitor unauthorized traffic which is optimized for outdoors security and ICS networks (Industrial Control System);

•	Yttrium - IMSI (International Mobile Subscriber Identity) Catcher Appliance that is capable of enforcing a cellular usage policy at a site by using a configurable set of rules;

•	Vanadium - IMSI Catcher Detector designed to protect cellular subscribers within a secured site against diversion of their mobile devices (calls and data) through unauthorized pseudo operators;

•	Rubidium – An easily operated SIEM (Security Information & Event Management) application, designed to manage CyberSeal’s products as well as third party network and cyber monitoring devices.

Command and Control Systems

The development of communication and IT technology has significantly affected the security market.  Multiple security systems and technologies, sometimes supplied by different vendors, can now be integrated into a unified command and control system.  We offer three types of command and control systems:

•	Fortis4G – a fourth generation high-end comprehensive command and control system;

•	StarNet 1000 - a basic security management system, or SMS; and

•	Network Manager – a middleware (software) package which is essential for integration with 3rd party control systems.

Fortis 4G

FORTIS4G, is our latest Physical Security Information Management (PSIM) system.  It is a comprehensive, wide area and real time command and control solution, designed for entities requiring management of security, safety and site management as well as cyber events (Integrated PSIM with SEIM).  It is designed to manage daily routines and site activities, security, regular and irregular events as well as crisis situations.

FORTIS4G architecture integrates with legacy systems and sensors from the physical and logical (cyber) levels through a configuration and business logic layer and up to the situational awareness and management levels.  It is based on a strong GIS engine (Geospatial Information System), which creates a common layer for inputs, outputs and presentation.  The GIS engine enables the display of synchronized information in time and space across all screens such as location of mobile forces, located alarms from stationary sensors, video of related cameras, pop-ups of associated radar screens and managed voice communication related to the managed area.  Real-time information enables security personnel to respond immediately, while maintaining a full two-way communication and situational awareness between the command and control center(s) and the first responder(s). The target markets for Fortis4G are safe city applications airports, seaports border and homeland security applications. Fortis4G incorporate the advanced video management capacities with full IVA features:

•
Our investments in IVA tools help eliminate dependency on constant human monitoring.  Automatic tools and algorithms extract abnormalities and only irregular events are transferred and analyzed for verification.  This approach saves bandwidth and storage and more importantly requires human intervention only when needed.

•	Our IVA / VMD have been developed to meet the challenge of the outdoor environment (such as weather effects, moving objects like trees, glare and flashing lights).

•
Our video solutions have a proven track record in high-end vertical markets that require outdoor security such as military bases, government organizations, airports, seaports, mass transportation, correctional facilities, utilities and industrial sites.

StarNet 1000

StarNet 1000, an SMS, is suitable to manage basic sites, consisting of a PIDS with a few other devices.

Network Manager

Network Manager is a middleware (software) package interfacing between our family of PIDS sensors and any command and control solution, be it our own system or an external third party application. It is provided to integrators with a full software development kit to enable fast integration of our PIDS into any other SMS and physical security information system.

Miscellaneous Systems

Life Safety / Duress Alarm Products

Our products include high reliability, personal, portable duress alarm systems to protect personnel in prisons.  These products identify individuals in distress and can pinpoint the location of the distress signal with an indoor-to-outdoor and floor-to-floor accuracy unmatched by any other product.

Flash and flare personal emergency locating systems use radio frequency technology to provide a one touch emergency system that can be worn on a belt.  The systems, sold to prisons, consist of transmitters that send distress signals to receivers mounted throughout the building.  Receivers relay the signal to a central location, indicating that someone requires assistance and their location in the building.  The systems employ an automated testing mechanism that helps to reduce maintenance costs.

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

In addition to our two main sales offices in Israel and Canada, we have sales offices in the United States, Mexico, the United Kingdom, Germany, Spain, Romania, Russia, China, Singapore, Malaysia and Australia. We also have a joint venture in India covering this emerging market.

Customers

The following table shows the geographical breakdown of our consolidated revenues for the three years ended December 31, 2014:

	Year Ended December 31,
	2012	2013	2014
	(In thousands)
Israel	$10,152	$11,517	$16,525
North America	10,732	13,614	21,165
Europe	12,809	7,311	9,591
South and Latin America	15,159	3,118	8,813
Africa	21,642	8,182	12,393
Others	7,203	7,775	9,056
Total	$77,697	$51,517	$77,543

For the years ended December 31, 2012, 2013 and 2014, revenues generated from sales to the MOD and IDF accounted for 9%, 15% and 14.8% of our revenues, respectively. In addition, our revenues from the provision of the perimeter security solution to the port of Mombasa, Kenya accounted for 19.3%, 14.2% and 5.7% of our revenues in the years ended December 31, 2012, 2013 and 2014, respectively.  We cannot assure you that any of our major customers will maintain their level of business with us or that, if such business is reduced, other customers generating similar revenues will replace the lost business. For example, we completed the Gabonese Republic Project and do not expect to receive any future revenues from this project.  The failure to replace these customers with one or more customers generating similar revenues will have a material adverse effect on our financial results.

Installation, Support and Maintenance

Our systems are installed by us or by the customer after appropriate training, depending on the size of the specific project and the location of the customer’s facilities, as well as on the customer’s prior experience with our systems.  We generally provide our customers with training on the use and maintenance of our systems, that we conduct either on-site or at our facilities.  In addition, some of our local perimeter security products customers have signed maintenance contracts with us.  For systems installed outside of Israel, maintenance is provided by an independent third party, by partners or by the end-user.  We also provide services, maintenance and support on an “as needed” basis.

The life expectancy of a high-security perimeter system is approximately ten years.  Consequently, many miles of perimeter systems need to be replaced each year.

During the years ended December 31, 2012, 2013 and 2014, we derived approximately 8.9%, 16.7% and 8.6% of our total revenues, respectively, from maintenance and services.

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

Our research and development expenses during 2012, 2013 and 2014 were $4 million, $4.4 million and $4.6 million, respectively.  In addition to our own research and development activities, we also acquire know-how from external sources.  We cannot assure you that any of our research and development projects will yield profitable results.

We have the following three development centers, each of which develops products and technologies based on its area of expertise:

•
In Israel - we develop a wide range of perimeter products including Smart barriers (taut wire, and integrated robust grids), vibration sensors, CCTV products (VMS, high end cameras and the RoboGuard system), high-end command and control systems (PSIM), seismic sensors (PipeGuard and TunnelGuard) and Cyber products.

•
In Canada - we develop our volumetric sensors (buried and terrain following), fence mounted detection systems (copper and zone based fiber-optic), microwave systems, personal alarm systems and small to medium control systems (SMS).

•	In the United States - we develop FiberPatrol - our new generation of ranging fiber-optic ranging sensors.

Manufacturing and Supply

Our manufacturing operations consist of engineering, fabricating, assembly, quality control, final testing and shipping of finished products.  Substantially all of our manufacturing operations are currently performed at our facilities in Yehud, Israel and Ottawa, Canada.  See Item 4D. “Information on the Company - Property, Plants and Equipment.” Our cyber manufacturing operations are currently performed at our facilities in Tel Aviv, Israel.

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

The PIDS market is very fragmented. According to Frost & Sullivan and IMS Research reports which were published in the first half of 2012, we rank first based on market share with 10.2% - 15% of the market (the difference results from inclusion or exclusion of different technologies, such as radar and CCTV). Our competition includes Elfar Ltd. and RB-Tec Ltd. in Israel and outside of Israel: South West Microwave Inc., Future Fiber Technologies, Optasense, Detection Security Systems Inc., Fiber Sensys Inc. Geoquip Ltd., GPS Standard SpA,  Cias Elettronica, Srl and Gallagher (Australia).

We don't see any competition for the RoboGuard at present.

We believe that our principal competitors for the pipeline security products (FiberPatrol and PipeGuard) are Future Fibre Technologies Pty. Ltd., Optasense and FOTech and that our principal competitors for personal emergency location systems are Actall Corp. and Visonic Networks.

The cyber security market is still in its embryonic phase. We believe that this market will mature during the next three years at which time it could be analyzed.

Turn Key Projects and Solutions.   Thousands of solution providers offer security products and services.  Most of the integrators focus on indoor applications, but some also offer outdoor solutions.  Most of the market players are local to their countries; however some are global, such as ADT, Honeywell and Siemens.  In some cases we may cooperate with global integrators or may supply equipment to them.  We believe that our principal competitors in Israel for security solutions are C. Mer Industries Ltd., Afcon Industries Ltd., Shamrad Electronics (1977) Ltd., EL-FAR Electronics Systems and Orad Ltd.

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

We have registered trademarks for ULTRAWAVE, E-FIELD, FLARE, FLEXPI, FLEXPS, GUIDAR, INTELLI-FIELD, LOGO DESIGN (old Senstar), MISCELLANEOUS DESIGN (Stellar logo), OMNITRAX, PANTHER, PERIMITRAX, PINPOINTER, REPELS, S DESIGN, SENNET, SENSTAR, SENSTAR & DESIGN, SENSTAR-STELLAR, SENSTAR-STELLAR & DESIGN, SENTIENT, XFIELD, MAGAL, DTR, FORTIS, DREAMBOX, PIPEGUARD, MAESTRO DB and ROBOGUARD.

INTELLI-FLEX, INTELLIFIBER, STARLED, STARNET, ARMOURFLEX, FLASH, FLEXZONE, ROBOGUARD, FENSOR, CYBERSEAL, the Magal logo and all other marks used to identify particular products and services associated with our businesses are unregistered trademarks.  Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

Government Regulations

Current Israeli governmental policy encourages the export of security related products to approved customers, as long as the export is consistent with Israeli government policy.  We are also subject to regulations related to the export of “dual use” items (items that are typically sold in the commercial market, but which may also be used for military use).  Israel enhanced enforcement of export control legislation under the Defense Export Control Law, 2007, under which a license is required to initiate marketing activities and a specific export license is required for any hardware exported from Israel.  The law provides for certain exemptions from the licensing requirement and broadens certain areas of licensing, particularly with respect to transfer of technology.  At present, only a limited number of our products require a permit or license for export. We cannot assure that we will receive all the required permits and licenses for which we may apply in the future. In addition, our participation in governmental procurement processes in Israel and other countries is subject to specific regulations governing the conduct of the process of procuring defense contracts.  Furthermore, solicitations for procurements by governmental purchasing agencies in Israel and other countries are governed by laws, regulations and procedures relating to procurement integrity, including avoiding conflicts of interest and corruption in the procurement process.

In addition, antitrust laws and regulations in Israel and other countries often require governmental approvals for transactions that are considered to limit competition.  Such transactions may include cooperative agreements for specific programs or areas, as well as mergers and acquisitions.

C.	Organizational Structure.

We have wholly owned subsidiaries that operate in Israel (CyberSeal), Canada, the United States, Colombia, Germany, Mexico, the United Kingdom, Romania and Spain. We also own 51% of the outstanding capital stock of our Indian subsidiary.   Set forth below are our significant subsidiaries.

Subsidiary Name	Country of Incorporation/Organization	Ownership Percentage
Senstar Corp	Canada	100%
Senstar Inc.	United States	100%
Senstar Latin America, S.A. DE C.V	Mexico	100%

D.	Property, Plants and Equipment.

We own a two-story 2,533 square meter facility located on a 4,352 square meter parcel in the Yehud Industrial Zone, Israel, which is used as our principal facility.  Approximately 600 square meters are devoted to administrative, marketing and management functions and approximately 800 square meters are used for engineering, system integration and customer service.  We use the remaining area of approximately 1, 100 square meters for production management and production operations, including manufacturing, assembly, testing, warehousing, shipping and receiving.  We also lease a one-story 810 square meter facility located on a 1,820 square meter parcel in the Yehud Industrial Zone for $101,000 per year for use in production and operations.  The lease terminates in 2029.  The products that we manufacture at our facilities in the Yehud Industrial Zone include our taut-wire intrusion detection systems, our vibration detection systems, our video-motion detection systems, Fortis4G, Maestro DB, PipeGuard, MTC-1500, MSS-1500 and other perimeter systems.

We own a 33,000 square foot facility in Carp, Ontario, Canada.  Approximately 9,000 square feet are devoted to administrative, marketing and management functions, and approximately 8,000 square feet are used for engineering, system integration and customer service.  We use the remaining area of approximately 16,000 square feet for production operations, including cable manufacturing, assembly, testing, warehousing, shipping and receiving.  We own an additional 182,516 square feet of vacant land adjacent to this property, which is being held for future expansion.  We also rent 358,560 square feet of land near this facility for use as an outdoor sensor test and demonstration site for our products including the Omnitrex buried cable intrusion detection system, the X-Field volumetric system, the Intelli-FLEX and FlexPS microphonic fence detection system, Flash and Flare, and various perimeter monitoring and control systems.  The rent for this site is approximately $4,000 per year plus taxes under a lease that expires in November 2024.  In addition, we lease a 1,900 square feet facility adjacent to our Carp, Ontario property for use as additional storage and system integration space under a month to month tenancy costing approximately $1,500 per month.

In June 2012, we purchased 1,408 square meters of vacant land in Cuernavaca, Mexico, on which we built a 999 square meter facility for our Mexican subsidiary. This facility officially opened in August 2013.

We also lease small office spaces in China, Colombia, Germany, Romania, Spain, the United Kingdom, India, Israel, Singapore, Australia and Malaysia, Virginia, Philadelphia, Maryland and California in the United States, for our remaining entities.  The aggregate annual rent for such offices was approximately $490,000 in 2014.

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

•
Cyber Security segment - provides hardware and software products, in the field of Cyber security, for monitoring, securing, and the active management of wired, wireless, and fiber optic communication networks.

Perimeter Products Segment

The Perimeter Products segment sells its products worldwide and this segment includes mainly the operations of Senstar Canada, Senstar Germany, Senstar UK, Senstar Inc. and the U.S. based fiber-optic technology company as one reporting unit within the Perimeter Products segment.  The Israeli operations of the Perimeter Products segment considered as separate reporting units within that segment.

Turnkey Projects Segment

The Turnkey Projects segment has operations worldwide and the segment includes a number of reporting units operating in Israel, Mexico, Romania, Colombia, India, Spain and a division of Senstar Canada.

Cyber Security Segment

The Cyber Security segment has operation mainly in the U.S. and in Israel. As of December 31, 2014, this segment includes mainly the operations of CyberSeal Ltd.

Business Challenges/Areas of Focus

Our primary business challenges and areas of focus include:

•	continuing the growth of revenues and profitability of our perimeter security system line of products;

•	enhancing the introduction and recognition of our new products into the markets;

•	penetrating new markets and strengthening our presence in existing markets; and

•	succeeding in selling our comprehensive turnkey solutions.

•	succeeding in selling our comprehensive physical and cyber products as a combined solution.

Our business is subject to the effects of general global economic conditions.  If general economic conditions or economic conditions in key markets will be uncertain or weaken further, demand for our products could be adversely affected.

Key Performance Indicators and Sources of Revenues

Our management believes that our revenues and operating income are the two key performance indicators for our business.

Our revenues from our perimeter products and turnkey projects segments for the three years ended December 31, 2014 and our revenues from our Cyber segment for the two years ended December 31, 2014 were as follows:

	Year Ended December 31,
	2012	2013	2014
	(In thousands)
Perimeter products	$33,941	$30,551	$37,554
Turnkey projects	45,038	20,137	39,198
Cyber	-	1,638	1,329
Eliminations	(1,282)	(809)	(538)
Total	$77,697	$51,517	$77,543

The increase in revenues from products and from turnkey projects was primarily due to the increase in governmental spending in certain territories comparing to 2013.

Our operating income (loss) from our perimeter products and turnkey projects segments for the three years ended December 31, 2014 and our operating income (loss) from our Cyber segment for the two years ended December 31, 2014 were as follows:

	Year Ended December 31,
	2012	2013	2014
	(In thousands)
Perimeter products	$4,409	$542	$6,770
Turnkey projects	1,634	(3,571)	(148)
Cyber	-	(1,184)	(4,995)
Eliminations	(486)	(306)	(204)
Total	$5,557	$(4,519)	$1,423

The profit in 2012 and 2014 is mainly attributable to increased government spending in certain territories which led to new projects, while in 2013 the market was depressed due to the European economic slowdown and the reduction in government spending in certain territories.

Key Factors Affecting our Business

Our operations and the operating metrics discussed below have been, and will likely continue to be affected by certain key factors as well as certain historical events and actions. The key factors affecting our business and results of operations include among others, reliance on large orders from a small number of customers, reliance on government contracts and competition. For further discussion of the factors affecting our results of operations, see “Risk factors.”

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

Growth Strategy

In the last quarter of 2013 we adopted a growth strategy beyond the core of our PIDS activity. Pursuant to this growth strategy, we determined to focus our business on our sensor activity, expand our sales channels and close certain technology gaps in response to new demands in the market place.  We intend to continue to implement the plan though organic growth and investment in businesses, products and technologies that complement our security business within the PIDS and Cyber fields.

We may not be able to implement our growth strategy plan and may not be able to successfully expand our business activity and increase our sales.  If we are successful in the implementation of our strategic plan, we may be required to hire additional employees in order to meet customer demands. If we are unable to attract or retain qualified employees, our business could be adversely affected.

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

Our gross margin is affected by the proportion of our revenues generated from perimeter products, turnkey projects and the Cyber segment.  Our revenues from perimeter products generally have higher gross margins than our other segments.

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

General and administrative expenses.  Our general and administrative expenses consist primarily of salary and related costs associated with our executive and administrative functions, public company related expenses, legal and accounting expenses, allowances for doubtful accounts and bad debts and other miscellaneous expenses.  Staff costs include direct salary costs and related costs, such as severance pay, social security and retirement fund contributions, vacation and other pay.

Depreciation and Amortization. The amount of depreciation and amortization attributable to our perimeter products and turnkey projects segments for the three years ended December 31, 2014 and the amount of depreciation and amortization attributable to our Cyber segment for the two years ended December 31, 2014 were as follows:

	Years Ended December 31,
	2012	2013	2014
	(in thousands)
Perimeter products	$624	$606	$1,006
Turnkey projects	554	629	641
Cyber	-	484	320
Total	$1,178	$1,719	$1,967

Impairment of goodwill and other intangible assets. During 2014, there was a significant decrease in our legacy Cyber activities. Based on the annual impairment test conducted during the fourth quarter of 2014, we concluded that an impairment charge with respect to our goodwill and other intangible assets associated with the Cyber segment was required.  Accordingly, we recorded a non-cash $2.4 million impairment charge with respect to goodwill and other intangible assets attributable to our Cyber segment.

Financial Expenses, Net. Financial expenses, net include exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the functional currency of each entity, currency and hedge transactions, interest charged on loans from banks as well as interest income on our cash and cash equivalents and short term investments.

Tax expense.  Tax expense consists of federal, state and local taxes on the income of our business.  We paid income taxes in Germany, Colombia and Mexico in the year ended December 31, 2012. In 2013 we did not pay income taxes in those territories due to losses.  In addition, we paid income taxes in Canada and the United States in 2012, 2013 and 2014. We did not pay taxes elsewhere because of our operating loss carry forwards.  In 2014 we paid income taxes in Canada, United States, Germany and Colombia. We also paid withholding taxes in Israel and the United States.

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

Fees are payable upon completion of agreed upon milestones and subject to customer acceptance. Revenues recognized in advance of contractual billing are recorded as unbilled accounts receivable.  The period between most instances of advanced recognition of revenues and the billing of the customers generally ranges between one to six months.  As of December 31, 2014, we had recorded $4.1 million of such unbilled receivables.

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

During the years ended December 31, 2012, 2013 and 2014 we recorded inventory write-offs from continuing operations in the amounts of $0.6 million, $0.6 million and $0.4 million, respectively.  Such write-offs were included in cost of revenues.

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

As of December 31, 2014, we had a net deferred tax asset of $0.9 million attributable to our subsidiaries.  We had total estimated available tax loss carryforwards of $7.4 million with respect to our operations in Israel and our non-Israeli subsidiaries, had estimated total available tax loss carryforwards of $12.7 million, of which $8.9 million was attributable to our U.S. subsidiaries, which may be used as an offset against future taxable income for periods ranging between 1 and 20 years.  As of December 31, 2014, we recorded a partial valuation allowance on these carryforward tax losses due to the uncertainty of their future realization.  Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

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

The goodwill on our balance sheet as of December 31, 2014 relates to certain of our subsidiaries within the Perimeter Products segment (including with respect to our acquisition of a U.S. based fiber company in 2014) and to our Cyber segment.

The material assumptions used for the goodwill annual impairment test for the Perimeter Products segment, according to the income approach for 2014 were five years of projected net cash flows, a weighted average cost of capital rate of 15% and a long-term growth rate of 1%. Our company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill. During the years ended December 31, 2012, 2013 and 2014, we did not record any impairment charges relates to the goodwill allocated to the reporting unit within the Perimeter Products segment.

The material assumptions used for the goodwill annual impairment test for the Cyber segment (which comprises one reporting unit), according to the income approach for 2014 were five years of projected net cash flows, a weighted average cost of capital rate of 15% and a long-term growth rate of 3%. We considered current market conditions when determining the discount and growth rates to use in our analyses. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill.

In our annual impairment test, the first step indicated that the carrying amount of such reporting unit, including goodwill, exceeded its fair value. The second step was then conducted in order to measure the amount of impairment loss, by means of a comparison between the implied fair value of the goodwill and the carrying amount of the goodwill. In the second step, we assigned the fair value of the reporting unit within the Cyber segment, as determined in the first step, to the reporting unit's individual assets and liabilities, including intangible assets. The excess of the fair value of the Cyber segment reporting unit over the amounts assigned to its assets and liabilities represented the amount of the implied fair value of goodwill. The carrying amount of the goodwill over its implied fair value represented an impairment loss of goodwill in the amount of $2.1 million.

During the years ended December 31, 2012 and 2013, we did not record any impairment charges.

Intangible assets

Our intangible assets are comprised of patents, acquired technology, customer relations and backlog. Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350, "Intangibles - Goodwill and Other."

Impairment of long lived assets

We periodically evaluate our intangible assets and long-lived assets (mainly property and equipment) in all of our reporting units for potential impairment indicators in accordance with ASC 360, “Property, Plant and Equipment”, or “ASC 360”.  Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions, operational performance and prospects of our acquired businesses and investments. Our long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In measuring the recoverability of assets, we are required to make estimates and judgments in assessing our future cash flows which derive from the estimated useful life of our current primary assets, and compare that with the carrying amount of the assets. Additional significant estimates used by management in the methodologies employed to assess the recoverability of our long-lived assets include estimates of future short-term and long-term growth rates, useful lives of assets, market acceptance of products and services, our success in winning bids and other judgmental assumptions, which are also affected by factors detailed in our risk factors section in this annual report.

During 2014, we recorded an impairment charge for intangible assets allocated to the reporting unit within the Cyber segment in the amount of $ 0.3 million. During the years ended December 31, 2012 and 2013, we did not record any impairment charges relating to intangible assets.

Functional Currency and Financial Statements in U.S. Dollars

While our functional currency in Israel is the NIS, our reporting currency is the U.S. dollar.  Translation adjustments resulting from translating our financial statements from NIS to the U.S. dollar are reported as a separate component in shareholders’ equity.  As of December 31, 2012, 2013 and 2014, our foreign currency translations totaled $2.2 million, $4.6 million and $0.6 million, respectively.

During the year ended December 31, 2012, we recorded accumulated foreign currency translation income of approximately $0.3. During the years ended December 31, 2013 and 2014, we recorded accumulated foreign currency translation loss of approximately $0.9 million and $1.8 million, respectively.  As of December 31, 2012, 2013 and 2014, foreign currency translation adjustments, net of $4.7 million, $3.9 million and $2 million, respectively, were included under “accumulated other comprehensive income.”

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

Of our cash and cash equivalents and short-term, restricted and long-term bank deposits at December 31, 2014, $19.8 million was deposited with major Israeli banks.  An additional $12.8 million was deposited mainly with the Deutsche Bank, Royal Bank of Canada, BBVA Bankcomer, Helm Bank, TD Bank and Westpac Bank of Canada. Cash and cash equivalents deposited with U.S. banks or other banks may be in excess of insured limits and are not insured in other jurisdictions.  Generally these deposits maybe redeemed upon demand and therefore bear low risk.

The short-term and long-term trade receivables and the unbilled accounts receivable of our company and our subsidiaries are derived from sales to large and solid organizations located mainly in Israel, the United States, Canada, Africa, Mexico and Europe.  We perform ongoing credit evaluations of our customers and to date have not experienced any material losses.  An allowance for doubtful accounts is determined with respect to those amounts that we have determined to be doubtful of collection and in accordance with an aging policy.  In certain circumstances, we may require letters of credit, other collateral or additional guarantees.  During the years ended December 31, 2012, 2013 and 2014 we recorded $0.4 million, $0.2 million and $1.2 million of expenses related to doubtful accounts, respectively.  As of December 31, 2014, our allowance for doubtful accounts amounted to $1.8 million.

We have no significant off-balance sheet concentration of credit risks, such as foreign exchange contracts or foreign hedging arrangements, except derivative instruments, which are detailed below.

Results of Operations

In 2014, we benefit from the increase in governmental spending in certain territories comparing to 2013. We believe that this trend is continuing and that government spending in certain territories will continue.

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

The following table presents certain financial data expressed as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
Revenues	100%	100%	100%
Cost of revenues	56.8	60.3	55.5
Gross profit	43.2	39.7	44.5
Operating expenses:
Research and development, net	5.2	8.6	5.9
Selling and marketing, net	21.3	24.8	22.1
General and administrative	9.5	15.1	11.5
Impairment of goodwill and other intangible assets	-	-	3.1
Operating income (loss)	7.2	(8.8)	1.8
Financial income (expenses), net	(0.6)	0.1	2.6
Income (loss) before income taxes	6.5	(8.7)	4.4
Taxes on income (income tax benefit)	1.3	0.1	(0.1)
Net income (loss)	5.3	(8.8)	4.3

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

Revenues.  Revenues increased by 50.5% to $77.5 million for the year ended December 31, 2014 from $51.5 million for the year ended December 31, 2013.  Revenues from sales of perimeter systems increased by 22.9% to $37.6 million in 2014 from $30.6 million in 2013, primarily due to improved economic conditions in North America and Europe.  Revenues from security turnkey projects increased by 94.7% to $39.2 million in 2014 from $20.1 million in 2013, primarily due to the release of government budgets.  We anticipate that our revenues will increase in 2015 as a result of continuing improvements in economic conditions in certain territories and increases in governmental spending.

Cost of revenues. Cost of revenues increased by 38.6% to $43 million for the year ended December 31, 2014 from $31.1 million for the year ended December 31, 2013.  This increase was primarily due to the increase in revenues.  Cost of revenues as a percentage of revenues decreased to 55.5% in 2014 from 60.3% in 2013, primarily due to high volume of revenues in 2014 comparing to 2013. Our cost of revenues as a percentage of revenues was negatively impacted by the appreciation of the NIS and the CAD against the U.S. dollar in 2014.

Research and development expenses, net.  Research and development expenses, net increased by 4.4% to $4.6 million for the year ended December 31, 2014 from $4.4 million for the year ended December 31, 2013. The increase in research and development expenses in 2014 was primarily due to the acquisition of the fiber company.

Selling and marketing expenses, net.  Selling and marketing expenses, net increased by 34% to $17.1 million for the year ended December 31, 2014 from $12.8 million for the year ended December 31, 2013.  The increase in selling and marketing expenses in 2014 was primarily due to the acquisition of the fiber company, launching of new a products and an increase in sales commissions as a result of increase in revenues. Selling and marketing expenses amounted to 22.1% and 24.8% of revenues in 2014 and 2013, respectively.

General and administrative expenses.  General and administrative expenses increased by 14.2% to $8.9 million for the year ended December 31, 2014 from $7.8 million for the year ended December 31, 2013.  The increase in general and administrative expenses in 2014 was primarily due to the acquisition of the fiber company as well as increased compensation to our management arising from our record performance. General and administrative expenses amounted to 11.5% of revenues in 2014 compared to 15.1% in 2013.

Impairment of goodwill and other intangible assets.  Impairment of goodwill and other intangible assets amounted to $2.4 million for the year ended December 31, 2014 which relates to our Cyber segment.  Impairment of goodwill and other intangible assets amounted to 3.1% of revenues in 2014.

Operating profit.  We had an operating income of $1.4 million for the year ended December 31, 2014 compared to an operating loss of $4.5 million for the year ended December 31, 2013.  The operating income (loss) of our business segments for the years ended December 31, 2014 and 2013 were as follows:

	Year Ended December 31,
	2013	2014
	(In thousands)
Perimeter products	$542	$6,770
Turnkey projects	(3,571)	(148)
Cyber	(1,184)	(4,995)
Eliminations	(306)	(204)
Total	$(4,519)	$1,423

Our perimeter products segment recorded operating income of $6.8 million for the year ended December 31, 2014 compared to operating income of $0.5 million for the year ended December 31, 2013, primarily as a result of increase in sales due to improvement in economic condition in North America and Europe. Our turnkey project segment recorded operating loss of $0.1 million in the year ended December 31, 2014 compared to operating loss of $3.6 million for the year ended December 31, 2013. Our Cyber segment recorded operating loss of $5.0 million in the year ended December 31, 2014, mainly due to impairment of goodwill and other intangible assets in the amount of $2.4 million.

Financial expenses (income), net.  Our financial income, net, for the year ended December 31, 2014 was $2 million compared to financial income, net of $0.1 million for the year ended December 31, 2013.  The increased financial income in 2014 was primarily attributable to $2.3 million of foreign exchange rate income, net in the year ended December 31, 2014.

Income taxes. We recorded taxes on income of $0.1 million for the year ended December 31, 2014 compared to taxes on income of $0.1 million for the year ended December 31, 2013.

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

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

We sell most of our products in Africa, Latin America, North America, Europe and Israel.  Our financial results, which are reported in U.S. dollars, are affected by changes in foreign currency.  Our revenues are primarily denominated in U.S. dollars, Euros, Mexican Peso and NIS, while a portion of our expenses, primarily labor expenses, is incurred in NIS and Canadian dollars.  Additionally, certain assets, especially trade receivables, as well as part of our liabilities are denominated in NIS.  As a result, fluctuations in rates of exchange between the U.S. dollar and non-U.S. dollar currencies may affect our operating results and financial condition.  The dollar cost of our operations in Israel and Canada may be adversely affected by the appreciation of the NIS and the Canadian dollar against the U.S. dollar.  In addition, the value of our non-U.S. dollar revenues could be adversely affected by the depreciation of the U.S. dollar against such currencies.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %

2010	2.7	(6.0)	8.7
2011	2.2	7.7	(5.5)
2012	1.6	(2.3)	3.9
2013	1.8	(7.0)	8.8
2014	(0.2)	12.0	(12.2)

In addition, the U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the Canadian dollar.  In 2013 and 2014 the Canadian dollar appreciated against the U.S. dollar by 6.8% and 8.9%, respectively.

In 2014, foreign currency fluctuations had a positive impact on our results of operations as we recorded foreign exchange income, net of $2.3 million, compared to $0.1 million of foreign exchange income, net in 2013.  We expect that our results of operations will continue to be affected by currency fluctuations in the future.

To manage this risk, from time to time, we have entered into forward exchange contracts to hedge some of our foreign currency exposure relating to bank deposits and unbilled accounts receivable denominated in foreign currencies.  During 2012 and 2013, we recorded $410,000 and $39,000, respectively, in financial income. During 2014, we did not enter into such contracts.

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

Effective Corporate Tax Rate

The Israeli corporate tax rate was 25% in 2012 and 2013 and 26.5% in 2014.

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

As of December 31, 2014, we had net deferred tax assets of $0.9 million attributable to our subsidiaries.  We had total estimated available carryforward tax losses of $7.4 million with respect to our operations in Israel to offset against future taxable income.  We have recorded a partial valuation allowance for such carryforward tax losses due to the uncertainty of their future realization. As of December 31, 2014, our subsidiaries outside of Israel had estimated total available carryforward tax losses of $12.7 million, which may be used as an offset against future taxable income for periods ranging between 1 and 20 years.  Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state tax law provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

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

Our working capital at December 31, 2013 and 2014 was $46.9 million and $45.8 million, respectively.  Cash and cash equivalents amounted to $32.2 million at December 31, 2013 compared to $21.6 million at December 31, 2014.  Short-term and long-term bank deposits, restricted bank deposits and escrow deposits amounted to $12.3 million at December 31, 2013 compared to $11 million at December 31, 2014.  Our cash and cash equivalents, short and long-term bank deposits are held in various banks, mainly in U.S. dollars, Euros, NIS and Canadian dollars.

From our inception until our initial public offering in March 1993, we financed our activities mainly through cash flow from operations and bank loans.  In March 1993, we received proceeds of $9.8 million from our initial public offering of 1,380,000 ordinary shares.  Subsequently, we made follow-on public offerings, in February 1997 (of 2,085,000 ordinary shares) and in April 2005 (of 1,700,000 ordinary shares), in which we raised $9.4 million and $14.9 million, respectively.  To allow us to begin to implement our 2010 strategic plan, on September 8, 2010, KI Corporation Limited, or KI Corporation, a company affiliated with Mr. Nathan Kirsh, our former principal shareholder, provided us with a bridge loan of $10.0 million.  To repay the loan and to raise permanent capital for general working capital purposes including facilitating the implementation of our new business strategy, in July and August 2011 we raised $16.2 million from a rights offering of 5,273,274 ordinary shares and a private placement of 150,000 of our ordinary shares.

On August 7, 2013 we took a bank loan in the amount of $2.5 million bearing annual interest of Libor + 3.4%. The loan is being repaid by 20 equal quarterly installments until August 7, 2018. The proceeds of such exercise, if any, will be used for working capital purposes.

We expect that our total research and development expenses in 2015 will be approximately $4.7 million. Our research and development plan for 2015 covers the following main areas:

•
Sensor developments - We intend to continue the development of new and innovative sensors, Cyber products and advanced systems such as the RoboGuard; these will be based on existing, new and hybrid technologies.  Most of the development will be based on in-house competencies; however, we may acquire some know-how externally.

•	Sensor improvements – We are conducting an ongoing program of improvement of our existing sensors in order to enhance performance, reliability and capability to source and produce and reduce cost.

•	Security Management Systems – We intend to continue to develop several levels of security management systems:

o
High-end systems – PSIM, mainly used as part of a turnkey solution, is a comprehensive command and control solution, designed for entities requiring management of security, safety, site management and dispatching. These systems are designed to manage both - daily routines and crisis situations. Cyber security management is being developed as part of our PSIM system with the concept of integrated logical and physical security solutions.

o	Low-end systems – Basic SMS typically used for managing and controlling the PIDS of a site.

o	We are also developing an interface package to facilitate integration of our sensors into a third party SMS/command and control system.

We believe that our cash and cash equivalents, bank facilities, bank deposits and our expected cash flows from operations in 2015 will be sufficient to meet our ongoing cash requirements through 2016.  However, our liquidity could be negatively affected by a decrease in demand for our products, including the impact of potential reductions in customer purchases that may result from the current general economic climate.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Net cash provided by (used in) operating activities	5,706	(2,590)	(1,710)
Net cash used in investing activities	(1,048)	(5,760)	(3,643)
Net cash provided by financing activities	961	2,583	(2,783)
Effect of exchange rate changes on cash and cash equivalents	1,160	1,218	(2,497)
Increase (decrease) in cash and cash equivalents	6,779	(4,549)	(10,633)
Cash and cash equivalents at the beginning of the year	30,005	36,784	32,235
Cash and cash equivalents at the end of the year	$36,784	$32,235	$21,602

Net cash used in operating activities was approximately $1.7 million in the year ended December 31, 2014 compared to net cash used in operating activities of $2.6 million in the year ended December 31, 2013 and net cash provided by operating activities of $5.7 million in the year ended December 31, 2012.  Net cash used in operating activities in the year ended December 31, 2014 was primarily attributable to an increase of $9.9 million in trade receivables, net, an increase of $1.9 million in unbilled accounts receivables and a decrease of $2.7 million in customer advances. This was offset in part by 2014 income, as well as an increase of $3.1 million in other accounts payable, an increase of $2.7 million in trade payables, $2.4 million of impairment of goodwill and other intangible assets charges and $2 million of depreciation and amortization expenses.

Net cash used in operating activities in the year ended December 31, 2013 was primarily attributable to our loss in 2013 as well as to the decrease of $3.1 million in customer advances, the decrease of $3 million in trade payables and a decrease of $1.5 million in other accounts payable and accrued expenses. This was offset in part by a decrease of $6.2 million in short and long term trade receivables, net, $1.7 million of depreciation and amortization expenses and $0.5 million of stock based compensation.

Net cash provided by operating activities in the year ended December 31, 2012 was primarily attributable to our 2012 income as well as to $1.2 million of depreciation and amortization expenses, $0.2 million of stock based compensation, a decrease in other accounts receivable and prepaid expenses of $2.9 million, unbilled accounts receivables of $2.6 million, inventory of $1.4 million, long term trade receivables of $0.4 million and an increase of $0.8 million in customer advances. This was offset in part by an increase of $4.1 million in trade receivables, a decrease in other accounts payable and accrued expenses of $3.3 million and a decrease of $0.4 million in accrued severance pay.

Net cash used in investing activities was approximately $3.6 million for the year ended December 31, 2014 compared to net cash used in investing activities of approximately $5.8 million for the year ended December 31, 2013 and net cash used in investing activities of approximately $1 million for the year ended December 31, 2012. In the year ended December 31, 2014, our net cash used in investing activities was primarily attributable to short-term deposits, net of sale of short-term bank deposits for $1.9 million, payments for business acquisitions of the U.S. based fiber company for $3.9 million and a purchase of property and equipment for $0.7 million. These amounts were offset in part by the release of long-term bank deposits and restricted deposit of $2.8 million.

 In the year ended December 31, 2013, our net cash used in investing activities was primarily attributable to short-term deposits net of sale of short-term bank deposits for $4.4 million, payments for business acquisitions of CyberSeal for $2.4 million and a purchase of property and equipment for $1.2 million. These amounts were offset in part by the release of long-term bank deposits and restricted deposit of $2.3 million.

In the year ended December 31, 2012, our investments in restricted long term and short term bank deposits were $0.2 million and $1.5 million, respectively, and we purchased $1.7 million of property and equipment. These amounts were offset in part by the sale of short term bank deposits of $0.2 million and the realization of $2.1 million from the release of funds from a restricted deposit.

In the year ended December 31, 2014, net cash used in financing activities was $2.8 million, primarily repayment of short-term and long-term bank debts by $3.3. These amounts were offset in part by $0.5 million proceeds from issuance of shares upon exercise of options and employee stock purchase plan.

In the year ended December 31, 2013, net cash provided by financing activities was $2.6 million, primarily attributable to $2.5 million of proceeds from long-term bank debt.

In the year ended December 31, 2012, net cash provided by financing activities was $1 million, primarily attributable to the $1.1 million proceeds from issuance of shares upon exercise of options.

We had capital expenditures of approximately $1.7 million $1.2 million and $0.7 million in the years ended December 31, 2012, 2013 and 2014, respectively.  These capital expenditures were principally for computers, other machinery, land and building construction for one of our subsidiaries' offices and equipment and for expanding and renovating our facilities.  We estimate that our capital expenditures for 2015 will total approximately $0.8 million.  We expect to finance these expenditures primarily from our cash and cash equivalents and our operating cash flows.  However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions and changes in the demand for our products. In addition, approximately $2.6 million of the CyberSeal acquisition was paid in cash and $4.3 million of the fiber company's purchase price was paid in cash.

Credit Lines and Other Debt

Short-term and long-term bank credit at December 31, 2013 and 2014 was $8.2 and $4.4 million, respectively.  Our highest level of short-term and long-term bank borrowings in the years ended December 31, 2013 and 2014 was $8.3 million and $8 million, respectively.

As of December 31, 2014, we had credit lines with Bank Leumi Le-Israel B.M., or Bank Leumi, Union Bank of Israel Ltd., or Union Bank, and Bank Hapoalim B.M., or Bank Hapoalim, totaling $24 million in the aggregate (of which $6.2 million is reserved exclusively for guarantees out of which $3.7 million was available as of December 31, 2014).  Our credit lines at Bank Leumi and Union Bank have no restrictions as to our use of the credit.  One of the loans under these credit lines are denominated in NIS and one is denominated in U.S. dollar.  We are not under any obligation to maintain financial ratios or other terms in respect of our credit lines. In addition, as of December 31, 2014, our foreign subsidiaries had credit lines with the Royal Bank of Canada, Deutsche Bank and Helm Bank of $3.9 million in the aggregate, of which $2.3 million was available at December 31, 2014.

Our Canadian subsidiary, which is primarily engaged in sale of perimeter products and turnkey projects, has undertaken to maintain general covenants and the following financial ratios and terms in respect of its outstanding credit lines: a quick ratio of not less than 1.25:1; a ratio of total liabilities to tangible net worth of not greater than 0.75:1; and tangible net worth of at least $10 million.  As of December 31, 2014, our Canadian subsidiary was in compliance with these ratios and terms.

As of December 31, 2014, our outstanding balances under our credit lines in Israel consisted of:

•	Short-term NIS-denominated loans of approximately $2.6 million, bearing interest at an average rate of 0.66%;

•	Several bank performance, advance payment and bid guarantees totaling approximately $2.4 million, at an annual cost of 1%-1.5%; and

•	Long term USD dominated loan of approximately $1.9 million bearing interest at an average rate of Libor + 3.4%;

As of December 31, 2014, the outstanding balances under the credit lines of our subsidiaries consisted of several bank performance, advance payment and bid guarantees totaling approximately $1.7 million, at an annual cost of 1.5% -1.8%.

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

During 2013 and 2014, CyberSeal received $32,000 and $118,000, respectively, from the OCS. We did not obtain any grants from the OCS in 2012.

For the three years ended December 31, 2014, we paid the OCS royalties in the amount of $178,000, $123,000 and $83,000, respectively.  These royalties related to sales of perimeter security products and management security systems and to some of the sales of CyberSeal. As of December 31, 2014, we had a contingent obligation to pay royalties to the OCS in the amount of approximately $1.1 million upon the successful sale of perimeter security products developed under research and development programs sponsored by the OCS.

Investment Tax Credit

Our Canadian subsidiary is eligible for investment tax credits for its research and development activities and for certain current and capital expenditures.  For the years ended December 31, 2014, 2013 and 2012, our Canadian subsidiary recognized $190,000, $270,000 and $280,000, respectively, of investment tax credits.

In addition, as of December 31, 2014, our Canadian and U.S. subsidiaries had available investment tax credits of approximately $1.2 million in Canada and $0.2 million in the U.S. to reduce future federal and provincial income taxes payable.  These credits will expire in 2027 through 2032 in Canada and 2019 through 2025 in the U.S. As of December 31, 2014, our subsidiaries made a full valuation allowance in respect of such investment tax credits.

D.	Trend Information.

We recorded a profit in 2014 compare with a loss in 2013.  The shift to profit in 2014 from loss in 2013 is mainly attributable to the release of governmental spending in certain territories which led to release of new projects in 2014, while in 2013 the market was influenced by the global economic slowdown and the reduction in governmental spending, mainly in Europe and Latin America.

E.	Off-Balance Sheet Arrangements.

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations.

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2014 and the effect we expect them to have on our liquidity and cash flow in future periods.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(in thousands)
Long-term bank debt obligations	$1,875	$500	$1,000	$375	-
Operating lease obligations	$3,698	$997	$1,033	$767	$901
Other long-term liabilities reflected on our balance sheet under U.S. GAAP	$3,719	-	-	-	$3,719
Total	$9,292	$1,497	$2,033	$1,142	$4,620

In addition, we have guaranteed advance payments, the performance of our work and provided warranties for the performance of our work to certain of our customers (usually governmental entities).  Such guarantees are required by contract for our performance during the installation and operational period of projects throughout Israel and the rest of the world.  The performance guarantees typically expire soon after certain milestones are met and warranty guarantees typically expire at the end of the warranty period.  The maximum potential amount of future payments we could be required to make under our guarantees at December 31, 2014 was $4.1 million.  We have not recorded any liability for such amounts as we believe our performance will not result in any claims.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management.

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Gillon Beck	53	Chairman of the Board of Directors
Barry Stiefel	65	Director
Eitan Livneh	61	Director, President and Chief Executive Officer
Liza Singer (1)(2)	44	External Director
Jacob Berman	67	Director
Samuel Vlodinger	64	Director
Ron Ben-Haim	45	Director
Ami Boehm	44	Director
Pinchas Barel Buchris	59	Director
Avraham Bigger (1)(2)	69	Director
Moshe Tsabari (1)(2)	61	External Director
Hagai Katz	64	Senior Vice President – Marketing and Business Development
Ilan Ovadia	48	Senior Vice President – Finance, Chief Financial Officer and Secretary
Eli Sananes	50	Senior Vice President – Global Sales

____________
(1) Member of our Israeli and U.S. Audit Committees.
(2) Member of our Compensation Committee

Gillon Beck has served as director and chairman of our board of directors since September 2014. Mr. Beck has been, since 2003, a Senior Partner at FIMI Opportunity Funds, as well as a Director of the General Partners of the FIMI Opportunity Funds, our largest shareholder. Mr. Beck currently serves as Chairman of the Boards of Directors of Ham-Let (Israel-Canada) Ltd. (TASE), Rivulis Irrigation Ltd., Inrom Industries Ltd., H.R. Givon Ltd. and Overseas Commerce Ltd., and is a director of Ormat Technologies Inc. (NYSE), Inrom Construction Industries Ltd. (TASE) and Nirlat Paints, Ltd. Mr. Beck is the former Chairman of Ormat Technologies Inc. (NYSE) and Medtechnica Ltd. (TASE). Mr. Beck formerly served as a member of the Boards of Directors of the following public companies: Medtechnica, Ltd., Merhav Ceramic and Building Materials Center, Ltd., Retalix Ltd., Gamatronic Electronic Industries, Ltd., TAT Technologies, Ltd. and Formula Systems, Ltd. From 1999 to 2003, Mr. Beck served as Chief Executive Officer and President of Arad Ltd., a publicly-traded water measurement and automatic meter reading company, and from 1995 to 1999, as Chief Operating Officer of Arad Ltd. Mr. Beck received a Bachelor of Science degree in Industrial Engineering in 1990 from the Technion – Israel Institute of Technology, and an MBA degree in Finance in 1992 from Bar-Ilan University.

Barry Stiefel has served as a director since November 2008 and as the chairman of our board of directors from February 2013 until September 2014.   Mr. Stiefel has served as the Manager of the Kirsh Family Office in London, England since 2006. The Kirsh Family Office administers and monitors the investments made by the Kirsh Group worldwide. Ki Corporation, which is owned by the Kirsh Group, is the former principal shareholder of our company. Mr. Stiefel also serves as a Director of Ki Corporation Limited since 2013. From 2001 to 2006, Mr. Stiefel served as a consultant for a number of companies, including Premedia Limited and its subsidiaries.  Previously, Mr. Stiefel was the chief executive officer of Meridian VAT Reclaim Group, which he founded, as a consultant in the field of trade finance and as finance director of Fisher Brothers Lumber Company Limited, a South African company.  Mr. Stiefel holds a B.Sc. degree in Mathematics and Chemistry and a B.A. degree in Accounting, both from the University of the Witwatersrand.  Mr. Stiefel is a chartered accountant in South Africa and is registered as an auditor (not in public practice) in the United Kingdom.

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

Jacob Berman has served as a director since November 2013.  Since November 2014, Mr. Berman serves as the chairman of the board of directors of Israel Discount Bank of New York and acted as a member of our audit committee and compensation committee between September 2014 and December 2014. Mr. Berman has been President of JB Advisors, Inc., a New York based financial advisory firm with extensive experience in international private banking, real estate investment counseling, and commercial/retail banking since 2002.  Mr. Berman serves as a director of Micronet Enertec Technologies, Inc. Previously, Mr. Berman was the founder, President and CEO of Commercial Bank of New York.

Samuel Vlodinger has served as director since September 2014.  Mr. Vlodinger has been a senior partner in FIMI Opportunity Funds since 2009 and currently serves as Chairman of the Board of Directors of TAT Technologies Ltd. (NASDAQ, TASE), Raval ACS, Ltd. (TASE), Ginegar Plastic Products, Ltd. (TASE) and Tadir-Gan (Precision Products) 1993, Ltd. (TASE). He also serves as a director of Bagir Group and is the former Chairman of Tana Industries, Ltd. Prior to joining FIMI, Mr. Vlodinger held senior management positions in several industrial companies and was an active private equity investor. Mr. Vlodinger holds a B.Sc. degree in industrial engineering from the Technion, Israel Institute of Technology.

Ron Ben-Haim has served as director since September 2014.  Mr. Ben-Haim has been a partner in FIMI Opportunity Funds since 2006. Mr. Ben-Haim currently serves on the boards of directors of TAT Technologies Ltd. (NASDAQ, TASE), Inrom Construction Industries Ltd. (TASE), Raval ACS, Ltd. (TASE), Tadir-Gan (Precision Products) 1993, Ltd. (TASE), Rivulis Irrigation Ltd., Inrom Industries Ltd., Nirlat Paints, Ltd. and Overseas Commerce, Ltd. Mr. Ben Haim formerly served as a member of the Boards of Directors of the following public companies: Medtechnica, Ltd., Ginegar Plastic Products, Ltd., Merhav Ceramic and Building Materials Center, Ltd. and Ophir Optronics, Ltd. Mr. Ben Haim was previously with Compass Advisers, LLP, an investment banking firm based in New York and in Tel Aviv and with the Merrill Lynch Mergers and Acquisitions group in New York. Prior to Merrill Lynch, Mr. Ben-Haim worked at Teva Pharmaceuticals in production management. Mr. Ben-Haim holds a B.Sc. degree in industrial engineering from the Tel Aviv University and an MBA degree from New York University.

Ami Boehm has served as director since September 2014.  Mr. Boehm has been, since 2007, a partner at FIMI Opportunity Funds, as well as Managing Partner and CEO of FITE GP (2004). In addition, Mr. Boehm currently serves as a member of the Boards of Directors of Gilat Satellite Networks Ltd. (NASDAQ, TASE), Ham-Let (Israel Canada) Ltd. (TASE) and Ormat Technologies Inc. (NYSE). He also serves as a member of the Board of Directors of Novolog (Pharm-Up 1966) Ltd., a private company. Mr. Boehm formerly served as a member of the Boards of Directors of the following companies: Global Wire Ltd., Scope Metal Trading, Ltd., Solbar Industries, Ltd., Inter Industries, Ltd. and Telkoor Telecom Ltd. From 1999 to 2004, Mr. Boehm served as Head of Research at Discount Capital Markets, the investment arm of Israel Discount Bank Ltd., and from 1998 to 1999, worked in the Office of the Attorney General in the Israeli Ministry of Justice. Mr. Boehm received a Bachelor of Law degree in 1997 from Tel Aviv University, a Bachelor of Arts degree in Economics in 1998 from Tel Aviv University, and an MBA degree in Finance in 2004 jointly from Northwestern University's Kellogg School of Business and Tel Aviv University.

Pinchas Barel Buchris has served as director since September 2014.  Mr. Barel Buchris has been, since 2014, a partner at Shibolet Venture Capital. In addition, Brigadier General (Ret.) Buchris currently serves as a member of the Board of Directors of Discount Investments Corporation Ltd. (TASE) and an advisor and member of the boards of directors of several private cyber security companies. Mr. Buchris formerly served as Chief Executive Officer of Oil Refineries Ltd. (BAZAN), Chairman of the Cyber Security subcommittee (at the office of the Prime Minister), Managing Director of the State of Israel's Ministry of Defense and Head of the Homeland Security Sector at Apax Partners. Prior to that, Mr. Buchris served as an officer in the Israel Defense Forces, where he founded the cyber security capabilities within the Israeli intelligence and was awarded with the Israel Security award before retiring as a Brigadier General. Mr. Buchris formerly served as a member of the Boards of Directors of Gilat Satellite Networks Ltd. (NASDAQ, TASE), Bezeq the Israel Telecommunication Corp. Ltd. (TASE) and Protalix Biotherapeutics, Inc. (TASE, NYSE). Mr. Buchris participated in 2002 in the Advanced Management Program at Harvard University, received a Bachelor of Science in Computer Science in 1988 from the Technion – Israel Institute of Technology and an MBA degree in 2001 from the Israeli extension of Derby University, UK.

Avraham Bigger has served as director since September 2014.  Mr. Bigger has been, since 2010, the owner and a member of the Board of Directors of Bigger Investments Ltd and has formerly served as the Chief Executive Officer and Chairman of the Board of Directors of Makhteshim Agam Industries Ltd., Chairman of the Boards of Directors of Supersol Ltd. (TASE), Caniel Beverages & Caniel Packaging Industries Ltd., the Edmond Benjamin de Rothschild Caesarea Foundation and as managing director of Paz Oil Company Ltd. (TASE) and Israel General Bank (U Bank). Mr. Bigger also served as a member of the Boards of Directors of Bank Leumi Le-Israel Ltd. (TASE), First International Bank of Israel Ltd. (TASE), Strauss Group Ltd. (formerly known as Strauss-Elite Ltd.)(TASE), Partner Communications Company Ltd. (TASE), Cellcom Israel Ltd. (TASE, NYSE), El-Al Israel Airlines Ltd. and various private companies. Mr. Bigger received a Bachelor of Economics degree and an MBA degree, both from the Hebrew University of Jerusalem.

Moshe Tsabari has served as an external director since December 2014.  Mr. Tsabari is the owner, and serves as the joint CEO, of GME Trust, a company that advises on crisis management and improvement of work processes, in Israel and worldwide.  Since 2005 Mr. Tsabari has been serving as the owner and director of Osher – Training & Consulting Ltd.  Between 2006 to 2011 Mr. Tsabari served as a senior partner in the International Company for Defense and Rescue Ltd. and in QG Company, two companies that are engaged in the provision of consultancy and training projects in the security field in Israel.  In addition, Mr. Tsabari is the founder of the International Institute for Researching the Arab World, is a former director in Links Aviation and is the former CEO of SYS-TRY, an electronic equipment development company.  Prior to that, Mr. Tsabari served for 15 years, until 2004, in the Israeli Security Agency (ISA) in a number of positions, including Director of Personal in the Human Resources Division, Director of Security Assistance Division (rank in both positions equivalent to Major General) and Head of the Operations Division (rank equivalent to Brigadier).  Mr. Tsabari holds a B.Sc. degree in Geodetic Engineering, a M.A. degree in Industrial and Management Engineering and a PhD degree in Science, all from the Technion – The Israeli Institute of Technology. In addition, Mr. Tsabari is an A.M.P. graduate from the Wharton School of the University of Pennsylvania.

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

Eli Sananes joined our company in April 2012 as our senior vice president –global sales. Prior to joining our company and since June 2011, Mr. Sananes was the co-founder and manager of SmartHome Solutions Ltd., a start-up in the smart home consumer space.  Between January 2010 and November 2011, Mr. Sananes served as the General Manager of Ethos Networks (currently known as Tejas Israel Ltd.), a hi-tech company which was acquired by Tejas Networks India. Previously and from 2007, Mr. Sananes acted as the VP Sales and Business Development of Ethos Networks Ltd. Prior to that, Mr. Sananes served as Mobile Business Unit Manager at Nokia-Siemens Networks, Israel; as Line of Business Manager at Siemens, Germany; as Director, Product Manager at Seabridge Ltd.; and as SC & Planning Manager at Intel Semiconductors Ltd.  Mr. Sananes has a B. Sc. degree in Information Systems Engineering from Ben Gurion University and an MBA degree from the Hebrew University in Jerusalem.

Messrs. Beck, Stiefel, Livneh, Berman, Vlodinger, Ben-Haim, Boehm, Barel Buchris and Bigger will serve as directors until our 2015 annual general meeting of shareholders.  Ms. Singer were elected, in the annual general meeting of the shareholders which took place on June 13, 2013, to serve as external director within the meaning of the Israeli Companies Law, for an additional three year term expiring on June 12, 2016. Mr. Tsabari were elected, in the extraordinary general meeting of the shareholders which took place on December 16, 2014, to serve as external director within the meaning of the Israeli Companies Law, for a three year term expiring on December 16, 2017.

We expect that Mr. Livneh will resign as president and chief executive officer in April 2015, when his successor as chief executive officer, Mr.  Saar Koursh, joins us.  Prior to joining our company and for more than twelve years, Mr. Koursh served in various positions with Elbit Systems Ltd., a leading international defense electronics company. During the last two years, Mr. Koursh has been the Vice President responsible for the Brazil Business Unit, as well as a member of the Aerospace Division’s executive management and a member of the Board of Directors of AEL Sistemsas, Elbit’s subsidiary in Brazil. Prior to that, Mr. Koursh served as the Vice President for Programs & Business Development of AEL Sistemas and held several other positions with Elbit as director and program manager, and finance and commercial manager. Mr. Koursh holds an MBA degree in Financial Management from the Lubin School of Business of Pace University, New York and a B.Sc. in AGR and Economics and Management from the Hebrew University in Jerusalem.

B.	Compensation

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement to disclose information concerning the amount and type of compensation paid to its chief executive officer, chief financial officer and the three other most highly compensated executive officers, rather than on an aggregate basis. Nevertheless, a recent amendment to the regulations promulgated under the Israeli Companies Law requires us to disclose the annual compensation of our five most highly compensated officers (or all the named executive officers if there are less than five) on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas. Under the Companies Law regulations, this disclosure is required to be included in the notice of our annual meeting of shareholders each year or in a public document that accompanies such notice, which we furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K. The Companies Law regulations permit us to refer to a report filed pursuant to the laws of the country in which our shares are listed for trading that includes the required information in lieu of its inclusion in the notice of annual meeting. Because of that disclosure requirement under Israeli law, we are including such information in this annual report, pursuant to the disclosure requirements of Form 20-F.

The following table includes information for the year ended December 31, 2014 concerning the four (4) most highly compensated executive officers of our company, or Highly Compensated EO, (the figures below reflect the applicable cost of employment on an annual basis)1:

	Eitan Livneh, President & CEO	Ilan Ovadia, CFO	Yehonatan Ben-Hamozeg	Hagai Katz, Senior V.P. Marketing & Business Development	Eli Sananes, Senior V.P. Global Sales
Annual salary cost and other benefits (US$)2	590,000	305,000	278,000	253,000	245,000
Bonus (US$)3	-	-	-	-	-
Equity-Based Compensation (US$)4	30,000	16,000	16,000	16,000	9,000
Total (US$)	620,000	321,000	294,000	269,000	254,000

During the year ended December 31, 2014, we paid an aggregate compensation of approximately $1.4 million to all of our executive officers and directors as a group.  As of December 31, 2014, the aggregate amount set aside or accrued for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers was approximately $49,000.  In addition, we have provided automobiles to our executive officers at our expense.  Pursuant to the approval of our shareholders in 2007 and 2014, Mr. Jacob Even-Ezra, our former board member, is provided with an automobile and is reimbursed for the costs of a chauffeur.

We pay our external directors and our independent directors (directors who are not employees of our company or officers or employees of any entity that beneficially owns 5% or more of our ordinary shares) an annual fee of NIS 90,000 (approximately $25,154) and a fee of NIS 4,000 (approximately $1,118) for each board or committee meeting that they attend.  Such amounts are linked to the Israeli consumer price index, or CPI, and are updated on a semi-annual basis and accordingly, are adjusted to reflect changes in the CPI in February and August, each year.

1 All The Highly Compensated EO were employed on a full-time basis (100% percentage of office).
2 Includes the Highly Compensated EO's gross salary plus payments of (i) social benefits such as payments for savings funds, education funds, pension, severance, insurances, social security; (ii) general benefits such as car (including maintenance and gas), cell phone; and (iii) other benefits pursuant to our company's policy; including tax gross-up in respect therewith.
3 Granted with regard to, and based on, the performance of the year ended December 31, 2013.
4 Reflects the equity-based compensation expenses as recorded in the company's consolidated financial statements for the year ended December 31, 2014, based on the fair value of the options on the day they were granted in accordance with accounting guidance for equity-based compensation.

As of December 31, 2014, our directors and executive officers as a group, then consisting of 14 persons, held options to purchase an aggregate of 658,832 ordinary shares, having exercise prices ranging from $3.48 to $5.14.  Generally, the options vest over a two to three years period.  Of such options, options to purchase 20,500 ordinary shares expire in December 2015; options to purchase 20,833 ordinary shares expire in each of November 2015, February 2016, May 2016 and August 2016; options to purchase 85,000 ordinary shares expire in three equal portions in each May 2016, 2017 and 2018; options to purchase 188,000, 164,500 and 117,500 ordinary shares expired in March 2017, 2018 and 2019 respectively, or earlier upon termination of employment as an executive officer or service as a director of our company.  103,832 of such options were granted under our 2003 Stock Option Plan and 555,000 of such options were granted under 2010 Stock Option Plan.  See this Item 6E. “Directors, Senior Management and Employees - Share Ownership - Stock Option Plans.”

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

Election of Directors

Our articles of association provide for a board of directors of not less than three and not more than 11 members, as may be determined from time to time at our annual general meeting.  Our board of directors is currently composed of 11 directors.

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

Our board of directors has determined that our external directors, Ms. Singer and Mr. Tsabari, qualify as independent directors under the requirements of the SEC and NASDAQ.  Our board of directors has further determined that Messrs. Buchris, Bigger and Berman also qualify as independent directors under the requirements of the SEC and NASDAQ.

Audit Committee Under Israeli Law

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee, or the Israeli Audit Committee.  The Israeli Audit Committee must consist of at least three directors and must include all of the external directors, the majority of which must be independent directors.  The Israeli  Audit Committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis (other than as a director); a controlling shareholder or any of the controlling shareholder’s relatives; and any director who is employed by, or rendered services to, the controlling shareholder or an entity controlled by the controlling shareholder, or a director whose main livelihood is from the controlling shareholder.  Any person who is not permitted to be a member of the Israeli Audit Committee may not be present in the meetings of the Israeli] Audit Committee unless the chairman of the Israeli Audit Committee determines that such person’s presence is necessary in order to present a specific matter.  However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the Israeli Audit Committee, the secretary of the company and its legal counsel may be present during the meeting. The chairman of the Israeli Audit Committee must be an external director.

The role of the Israeli Audit Committee, pursuant to the Israeli Companies Law, includes:

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

•	deciding whether to approve engagements or transactions that require the Israeli Audit Committee approval under the Israeli Companies Law;

•
determining the approval procedure of non-extraordinary transactions, following classification as such by the Israeli Audit Committee, including whether such specific non-extraordinary transactions require the approval of the Israeli Audit Committee;

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

determining with respect to transactions with the controlling shareholder or in which such controlling shareholder has personal interest, whether such transactions are extraordinary or not, an obligation to conduct competitive process under supervisions of the audit committee or determination that prior to entering into such transactions the company shall conduct other process as the audit committee may deem fit, all taking into account the type of the company. The audit committee my set such qualifications for one year in advance; and determining the manner of approval of transactions with the controlling shareholder or in which it has personal interest which (i) are not negligible transactions (pursuant to the committee's determination) and (ii) are not qualified by the Israeli Audit Committee as extraordinary transactions.

Our Israeli Audit Committee is currently composed of Ms. Singer and Messrs. Bigger and Tsabari. Both Ms. Singer and Mr. Tsabari satisfy the “independence” requirements of the Israeli Companies Law.  Our board of directors has determined that Ms. Singer has the requisite accounting and financial expertise to serve as our audit committee financial expert. Ms. Singer serves as the chairperson of our Israeli Audit Committee. The Israeli Audit Committee meets at least once each quarter.

Audit Committee under U.S. Laws and Regulations

The NASDAQ Stock Market Rules require us to establish an audit committee consisting of at least three members, each of whom must be financially literate and satisfy the respective ‘‘independence’’ requirements of the SEC and NASDAQ and one of whom has accounting or related financial management expertise.  Such audit committee is established for the primary purpose of assisting the Board in overseeing the:

•	integrity of the Company’s financial statements;

•	independent auditor’s qualifications, independence and performance;

•	Company’s financial reporting processes and accounting policies; performance of the Company’s internal audit function; and

•	Company’s compliance with legal and regulatory requirements.

Ms. Singer and Messrs. Bigger and Tsabari, satisfy the respective “independence” requirements of the SEC and NASDAQ.  Our board of directors has determined that Ms. Singer has the requisite accounting and financial expertise to serve as our Audit Committee financial expert and that both Mr. Bigger and Mr. Tsabari are financially literate, having a basic understanding of financial controls and reporting.  The U.S. Audit Committee meets at least once each quarter. Mr. Bigger serves as chairperson of our U.S. Audit Committee for purposes of compliance with U.S. law and regulations.

 Our Audit Committee charter is available on our website at www.magal-s3.com. Our audit committee charter is available on our website at www.magal-s3.com

Compensation Committee

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

We have established a compensation committee that is currently composed of Ms. Singer and Messrs. Bigger and Tsabari.

Internal Auditor

Under the Israeli Companies Law, the board of directors of a publicly traded company must appoint an internal auditor nominated by the audit committee.  The role of the internal auditor is to examine whether the company’s actions comply with the law, integrity and orderly business practice.  Under the Israeli Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, office holder or affiliate, nor may the internal auditor be the company’s independent accountant or its representative.  Mr. Daniel Shapira, Certified Public Accountant (Israel) was our internal auditor until July 23, 2012. Fahn Kanne & Co. acted as our Internal Auditor as of July 23, 2012 and until February 22, 2014. On February 23, 2014, we appointed Chaikin, Cohen, Rubin & Co. as our Internal Auditor.

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

Pursuant to the Israeli Companies Law, the audit committee of the company should determine in connection with such transaction if it requires rendering pursuant to a competitive procedure or pursuant to other proceedings. See "Audit Committee" above.

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

Our articles of association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by Israeli law.  We maintain a directors’ and officers’ liability insurance policy with a per claim and aggregate coverage limit of $20 million, including legal costs incurred in Israel.  In addition, our audit committee, board of directors and shareholders resolved to indemnify our office holders, pursuant to a standard indemnification agreement that provides for indemnification of an office holder in an amount up to $5 million.  To date, we have provided letters of indemnification  to all of our officers and directors.

Pursuant to the Law for Efficient Enforcement Process in the Securities Authority (Legislation Amendment) 5771-2011, or the Enforcement Law, the Israel Securities Authority, or ISA, may impose fines on public companies, their senior office holders and employees, for certain actions or omissions stipulated in the Enforcement Law.  In addition, pursuant to the Companies Law the ISA has administrative and enforcement authority with respect to certain breaches of corporate governance rules enumerated in the Israeli Companies Law, and the restrictions and limitations on insurance and indemnification of officeholders apply also to proceedings conducted by the ISA pursuant to the Israeli Companies Law.  Generally, the Enforcement Law applies only to companies whose shares are listed on the TASE, including dual listed companies. Although we are currently listed only on the NASDAQ Global Market, ISA has enforcement authority pursuant to the Enforcement Law with respect to the period in which we were dual listed. While almost all of the enumerated actions and omissions that are subject to fines do not apply to dual listed companies, the ISA may impose fines on us or our office holders if we did not make a public filing in Israel of any information or report that was publicly filed with the SEC, or if we did not furnish any information that was required by the ISA. Furthermore, since our rights offerings were also made pursuant to a prospectus under the Israeli Securities Law, ISA has full enforcement authority with respect to the disclosure made by us in such prospectus. Pursuant to the Enforcement Law, a company may not purchase, directly or indirectly, insurance for these proceedings and such insurance if purchased is void.  The Enforcement Law further provides that a company or its controlling shareholder may not, directly or indirectly, indemnify the office holders or employee against, or otherwise pay, fines that were imposed on them pursuant to the Enforcement Law.  However, under the Enforcement Law, if permitted by a company’s articles of association, a company is entitled to purchase insurance and indemnify for payment of damages to any injured person and for expenses incurred by office holders or employees in connection with proceedings conducted against them, including reasonable litigation expenses such as legal fees.  A company may undertake to provide such indemnification in advance.   Accordingly, at our 2011 annual general meeting, our shareholders approved amendments to our Articles of Association allowing us to indemnify and insure our office holders against certain expenses and payments incurred by them or imposed on them as a result regulatory administrative enforcement actions, and also approved an amended indemnification letter to our office holders to implement such changes.

D.	Employees

As of December 31, 2014, we employed 328 full-time employees, of whom 52 were employed in general management and administration, 55 were employed in selling and marketing, 17 were employed in production management, 151 were employed in production, installation and maintenance, and 53 were employed in engineering and research and development.  Of such full-time employees, 127 were located in Israel, 26 were in the United States, 80 were in Canada and 95 were in various other countries.

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

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of March 23, 2015.

Name	Number of Ordinary Shares Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Gillon Beck	-	-
Barry Stiefel	20,000	*
Eitan Livneh (3)	338,967	2.1%
Liza Singer	-	-
Jacob Berman	10,000	*
Samuel Vlodinger	-	-
Ron Ben-Haim	-	-
Ami Boehm	-	-
Pinchas Barel Buchris	-	-
Avraham Bigger	-	-
Moshe Tsabari	-	-
Hagai Katz (4)	82,500	*
Ilan Ovadia (5)	103,000	*
Eli Sananes (6)	85,000	*

All directors and executive officers as group (14 persons)	639,467	3.9%
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

(2)	The percentages shown are based on 16,269,022 ordinary shares issued and outstanding as of March 15, 2015.

(3)	Includes 250,000 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $4.35 per share that will expire between November 2015 and December 2015.

(4)
Includes 44,000 and 38,500 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $4.35 per share that will expire in March 2017 and March 2018, respectively.

(5)
Includes 20,500 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $3.53 per share that will expire in December 2015 and 44,000 and 38,500 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $4.35 per share that will expire in March 2017 and March 2018, respectively.

(6)	Includes 85,000 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $5.14 per share that will expire in May 2016, 2017 and 2018.

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

As of December 31, 2014, options to purchase 211,332 ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $3.85 per share.  Options to purchase 111,500 Ordinary shares under the 2003 Plan were exercised during 2014.

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

The 2010 Plan is designed to allow the grantees to benefit from the tax benefits under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961.  Our Board of Directors has resolved that all options that will be granted to Israeli residents under the 2010 Plan will be taxable under the “capital gains route.”  Pursuant to this route, the profit realized by an employee is taxed as a capital gain (25%) if the options or underlying shares are held by a trustee for at least 24 months from their date of the grant or issuance.  Any difference between the exercise price of the options and the average price of the company’s shares during the 30 trading days before the date of grant of the options will be treated as ordinary income and will be taxed according to the employee’s marginal tax rates plus social contribution.  If the underlying shares are sold before the elapse of such period, the profit is re-characterized as ordinary income. As of December 31, 2014, options to purchase 806,000 ordinary shares were outstanding under the 2010 Plan, exercisable at an average exercise price of $4.45 per share. 25,000 options were awarded under the 2010 Plan during 2014.

ITEM 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information as of March 23, 2015 regarding the beneficial ownership of our ordinary shares, by each person or entity known to us to own beneficially 5.0% or more of our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
FIMI Opportunity Five (Delaware), Limited Partnership (3)	3,046,950	18.7%
FIMI Israel Opportunity Five, Limited Partnership (3)	3,414,340	21%
BMI Capital Corporation (4)	1,240,937	7.6%
Grace & White, Inc. (5)	1,087,912	6.7%
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

(2)	The percentages shown are based on 16,269,022 ordinary shares issued and outstanding as of March 23, 2015.

(3)
On July 30, 2014, the FIMI V Funds entered into an agreement with our then principal shareholder, Ki Corporation Limited, for the purchase of 6,461,290 of our ordinary shares.  The transaction was subject to the approval of the Israeli Controller of Restrictive Trade Practices, who provided approval for this transaction on September 30, 2014.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 28, 2015.  The Schedule 13G indicates that BMI Capital Corporation is a registered investment advisor.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 3, 2015.  The Schedule 13G/A indicates that Grace & White, Inc. is a registered investment adviser.

Significant Changes in the Ownership of Major Shareholders

On  August 7, 2014 FIMI Five 2012 Ltd., FIMI Opportunity Five (Delaware), Limited Partnership and FIMI Israel Opportunity Five, Limited Partnership filed a Schedule 13D reflecting beneficial ownership of 6,461,290, or 40%, of our ordinary shares.

On December 21, 2012, Ki Corporation filed a Schedule 13D/A reflecting beneficial ownership of 7,151,597, or 44.43% of our ordinary shares. On February 11, 2013, Ki Corporation filed a Schedule 13D/A reflecting beneficial ownership of 7,107,290, or 44.15% of our ordinary shares. On July 30, 2014 Ki Corporation Limited entered into an agreement with the FIMI V Funds for the sale of 6,461,290 of our ordinary shares.  The transaction was subject to the approval of the Israeli Controller of Restrictive Trade Practices, which provided approval for this transaction on September 30, 2014.

On February 6, 2012, Grace & White, Inc. filed an amendment to their Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,053,606, or 6.06% of our ordinary shares. On January 30, 2013, Grace & White, Inc. filed an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,038,281, or 6.44% of our ordinary shares. On January 30, 2014 Grace & White, Inc. filed an amendment to its Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,135,158, or 7.05% of our ordinary shares. On February 3, 2015,  Grace & White, Inc. filed an amendment to its Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,087,912 or 6.69%,  of our ordinary shares.

On January 31, 2012, BMI Capital Corporation filed a Schedule 13G with the SEC reflecting beneficial ownership of 1,954,267 or 12.25% of our ordinary shares.  On February 15, 2013, BMI Capital Corporation filed a Schedule 13G reflecting beneficial ownership of 1,621,582, or 10.06% of our ordinary shares. On February 7, 2014, BMI Capital Corporation filed a Schedule 13G reflecting beneficial ownership of 1,475,178, or 9.13% of our ordinary shares. On January 28, 2015, BMI Capital Corporation filed a Schedule 13G reflecting beneficial ownership of 1,240,937, or 7.63% of our ordinary shares.

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 23, 2014, there were 37 holders of record of our ordinary shares, of which 34 record holders holding approximately 91.9 % of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 91.5% of our outstanding ordinary shares as of such date.

B.	Related Party Transactions.

Not applicable.

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

See the consolidated financial statements included under Item 18, “Financial Statements.”

Export Sales

In the years ended December 31, 2012, 2013 and 2014, our operations based outside of Israel generated income to customers outside of Israel of approximately $35.9 million, $25 million and $42.8 million, respectively, or 46.2%, 48.5% and 55.1% of our total revenues, respectively.  In the years ended December 31, 2012, 2013 and 2014, the total amount of our export revenues generated by our Israeli facilities to countries outside of Israel was approximately $31.6 million, $15 million and $18.3 million, respectively, or 40.7%, 29.1% and 23.6%, of our total revenues, respectively.

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

	NASDAQ Global Market
	High	Low

2010	$4.63	$2.55
2011	$5.08	$2.20
2012	$5.68	$3.26
2013	$4.93	$3.16
2014	$5.87	$3.38

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated and any subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Global Market:

	NASDAQ Global Market
	High	Low
2013
First Quarter	$4.93	$4.11
Second Quarter	$4.90	$3.61
Third Quarter	$4.02	$3.41
Fourth Quarter	$3.80	$3.16

2014
First Quarter	$4.32	$3.56
Second Quarter	$4.08	$3.38
Third Quarter	$5.51	$3.43
Fourth Quarter	$5.87	$3.77

2015
First Quarter (through March 23, 2015)	$5.80	$4.71

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market:

	NASDAQ Global Market
	High	Low
October 2014	$4.45	$3.77
November 2014	$5.57	$4.25
December 2014	$5.87	$5.08
January 2015	$5.80	$4.72
February 2015	$5.24	$4.72
March 2015 (through March 23, 2015)	$5.37	$4.71

B.	Plan of Distribution.

Not applicable.

C.	Markets.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate of 25% for the 2012 and 2013 tax years and 26.5% for the 2014 tax year. On August 13, 2002, a program of the company was granted the status of an "Approved Enterprise". The company elected to enjoy the "alternative benefits" track - waiver of grants in return for tax exemption - and, accordingly, the company's income from this program is tax-exempt for a period of two years and is subject to a reduced tax rate of 10%-25% for a period of five to eight years (depending upon the percentage of foreign ownership of the company). The benefit period for this program began in 2003 and terminated in 2012.

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

Tax Benefits for Research and Development

Israeli tax law allows, under specified conditions, a tax deduction for expenditures, including capital expenditures, in the year incurred relating to scientific research and development projects, if the expenditures are approved by the relevant Israeli Government ministry, determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking such deduction.  However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects.  Expenditures that were not approved (as described above) are deductible over a three-year period

Encouragement of Capital Investments Law, 1959

The Investments Law Prior to the 2005 Amendment

The Law for the Encouragement of Capital Investments, 1959, or the Investments Law, as in effect prior to April 1, 2005 provided that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, is designated as an approved enterprise.  The Investment Center based its decision as to whether or not to approve an application, among other things, on the criteria set forth in the Investments Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant.  Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program.

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

The company had two expansion programs that were granted approved enterprise status under the Investments Law prior to its amendment.

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

Reform of the Investments Law

An additional amendment to the Investment Law became effective in January 2011, or the 2011 Amendment. Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to the incentives prior to the 2011 Amendment that were limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Investment Law) would enjoy further reduced tax rates for a period of ten years of 5% in Zone A and 8% elsewhere. As with dividends distributed from taxable income derived from an Approved Enterprise or Benefiting Enterprise during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company, provided however that dividends distributed from ‘Preferred Income’ from one Israeli corporation to another, would not be subject to tax. While a company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment. Under the transitional provisions of the 2011 Amendment, we could have elected whether to irrevocably implement the 2011 Amendment with respect to our existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment or keep implementing the legislation prior to the 2011 Amendment during the next years. The 2011 Amendment had no material effect on the tax payable in respect of our operations and therefore, as of December 31, 2014, we did not elect to implement the 2011 Amendment.

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

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 71)

On August 5, 2013, the "Knesset" issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 which consists of Amendment 71 to the Law for the Encouragement of Capital Investments ("the Amendment"). According to the Amendment, the tax rate on preferred income from a preferred enterprise in 2014 and thereafter is 16% (in development area A - 9%). The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise's earnings as above will be subject to tax at a rate of 20%.

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

United States Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders (as defined below) who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended, (the “Code) Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers,

•	financial institutions,

•	certain insurance companies,

•	investors liable for alternative minimum tax,

•	tax-exempt organizations,

•	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar,

•	persons who hold the ordinary shares through partnerships or other pass-through entities,

•	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

•	investors that actually or constructively own 10% or more of our voting shares, and

•	investors holding ordinary shares as part of a straddle, appreciated financial position, a hedging transaction, or conversion transaction.

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

This summary does not address the effect of any U.S. federal taxation (such as estate and gift tax) other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

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

Taxation of Dividends

Subject to limitations, including the discussion below under the heading “Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “-Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends will not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

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

Subject to certain limitations, including the Medicare tax, discussed below, “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at a reduced maximum tax rate of 20%. Distributions taxable as dividends paid on the ordinary shares should qualify for the 20% rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the “Treaty”) or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from a passive foreign investment company, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate on qualified dividends contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds, will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

Disposition of Ordinary Shares

If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently at 20%). Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently at 20%). In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

Passive Foreign Investment Companies

If we were to be classified as a ‘‘passive foreign investment company’’, or a PFIC, in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could otherwise derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis. For U.S. federal income tax purposes, we will be considered a PFIC, for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. Included in the calculation of our income and assets is a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, by value. If we were determined to be a PFIC for U.S. federal income tax purposes, unfavorable and highly complex rules would apply to U.S. Holders owning ordinary shares directly or indirectly. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Based on our current and projected income, assets and activities, we believe that we are currently not a PFIC, nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurance that we will not become a PFIC for any future taxable year.

If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced tax rate on qualified dividend income, discussed above,  and, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund", by making a “QEF election” or to "mark-to-market" your ordinary shares, as described below,

•
you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over your holding period for such ordinary shares,

•
the amount allocated to each year during which we are considered a PFIC, other than the year of the dividend payment or disposition, would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year, and

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

If a U.S. Holder owns our ordinary shares during any year in which we are a PFIC, the U.S. Holder generally must file an IRS Form 8621 with respect to the company, generally with the U.S. Holder’s federal income tax return for that year.  U.S. Holders should consult their tax advisers regarding whether we are a PFIC and the potential application of the PFIC rules.

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

The table below presents principal amounts and related weighted average interest rates by date of maturity for our loans:

Interest Rate Sensitivity Principal Amount by Expected Maturity Date and Weighted Average Interest Rate
(U.S. dollars in thousands)
Liabilities	2015	2016	2017	2018	2019	Total	Fair Value at December 31, 2014
Short-term loans	$2,571	-	-	-	-	$2,571	$2,571
Weighted average interest rate (%)	0.66					0.66
Long-term loans	$500	$500	$500	$375	-	$1,875	$1,875
Weighted average interest rate (%)	3.65	3.65	3.65	3.65	3.65	3.65

Foreign Currency Exchange Risk

We sell most of our products in North America, Europe, Africa, Latin America and Israel.  Our revenues are primarily denominated in U.S. dollars, Canadian dollars, Euros and NIS, while a portion of our expenses, primarily labor expenses, is incurred in NIS and Canadian Dollars.  Additionally, certain assets, especially trade receivables, as well as part of our liabilities are denominated in NIS.  As a result, fluctuations in rates of exchange between the U.S. dollar and non-U.S. dollar currencies may affect our operating results and financial condition.  The dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the U.S. dollar. The U.S. dollar cost of our operations in Canada may be adversely affected by the appreciation of the Canadian dollars against the U.S. dollar. In addition, the value of our non-U.S. dollar revenues could be adversely affected by the depreciation of the U.S. dollar against such currencies.  As of December 31, 2012 and 2013, the NIS appreciated by approximately 2.3% and 7.0%, respectively, against the U.S. dollar. As of December 31, 2014, the NIS depreciated by approximately 12%, against the U.S. dollar.   As of December 31, 2012, the Canadian dollars appreciated against the U.S. dollar by 2.6%.  As of December 31, 2013 and 2014, the Canadian dollars depreciated against the U.S. dollar by 6.8% and 8.9%, respectively. As of December 31, 2012 and 2013, the Euro appreciated against the U.S. dollar by 2.0% and 4.3%, respectively.  As of December 31, 2014, the Euro depreciated against the U.S. dollar by 13.4%.

During the year ended December 31, 2012, foreign currency fluctuations had an adverse impact on our results of operations and we recorded foreign exchange losses, net of $0.5 million. During the year ended December 31, 2013 and 2014, foreign currency fluctuations had a positive impact on our results of operations and we recorded foreign exchange income, net of $0.1 million and $2.3 million, respectively. We cannot assure you that in the future our results of operations may not be materially affected by currency fluctuations.

We try to use natural hedges in order protect against fluctuations in the exchange rates.  From time to time, we have entered into forward contracts to hedge portions of balances denominated in currencies other than our functional currency.  In 2012 we entered into forward “extra” contract.  These forward contracts are a combination of the purchase of a foreign exchange option and the sale of a foreign exchange option with a “knock in.”  A foreign exchange option with a “knock in” is a product that gives the holder the right but not the obligation to exchange one currency for another at a predetermined rate once an agreed “knock in” rate trades.  During 2013 and 2012, we recorded $39,000 and $410,000 as financial income. During 2014, we did not enter into such contract.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014.  In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission.  Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

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

	Year Ended December 31,
Services Rendered	2013	2014
Audit (1)	$278,200	$265,100
Tax (2)	$48,000	$60,000
Other (3)	$235,200	$66,500
Total	$561,400	$391,600
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

(3)
Other fees primarily relate to out of pocket reimbursement of expenses, primarily traveling expenses of our auditors. In 2013 and 2014 these fees also relate to fees associated with the due diligence procedure and of acquisition of the fiber company.

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

ITEM 16E.             Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any ordinary shares of our company nor did an affiliated purchaser purchase any shares of our company on our behalf during 2014.

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

ITEM 18.               Financial Statements

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Consolidated Financial Statements

Index to Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Comprehensive Income	F-6
Statements of Changes in Shareholders’ Equity	F-7 - F-8
Consolidated Statements of Cash Flows	F-9-F-11
Notes to Consolidated Financial Statements	F-12-F-57

ITEM 19.               Exhibits

Exhibit No.	Description
1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant (2)
2.1	Specimen Share Certificate for Ordinary Share (3)
2.2	Registrant’s Amended and Restated 2003 Israeli Share Option Plan (4)
2.3	Registrant’s 2010 Israeli Share Option Plan (5)
2.4	Amendment to Registrant’s 2010 Israeli Share Option Plan(6)
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer
101.INS	XBRL Instance Document.*
101.SCH	XBRL Taxonomy Extension Schema Document.*
101.PRE	XBRL Taxonomy Presentation Linkbase Document.*
101.CAL	XBRL Taxonomy Calculation Linkbase Document.*
101.LAB	XBRL Taxonomy Label Linkbase Document.*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.*
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

(2)
Filed as an exhibit to our Registration Statement on Form F-1 (No. 33-57438), filed with the Securities and Exchange Commission on January 26, 1993, as amended, and incorporated herein by reference, as amended by an amendment filed as an exhibit to our Registration Statement on Form S-8 (File No. 333-6246), filed with the Commission on January 7, 1997 and incorporated herein by reference, as further amended by an amendment filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on June 29, 2001 and incorporated herein by reference, as further amended by the company’s shareholders on July 17, 2002, as described under Form 6-K furnished to the SEC on June 19, 2002, as further amended by the company’s shareholders on August 20, 2008, as described under Form 6-K furnished to the SEC on July 17, 2008, and as further amended by the company’s shareholders on August 31, 2011, as described under Form 6-K furnished to the SEC on July 27, 2011.

(3)	Filed as an exhibit to our Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on March 18, 1993, as amended, and incorporated herein by reference.

(4)	Filed as Exhibit 4.3 to our Registration Statement on Form S-8 (File No. 333-164696), filed with the Securities and Exchange Commission on August 9, 2005, and incorporated herein by reference.

(5)	Filed as Exhibit 2.3 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

(6)	Filed as Exhibit 2.4 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2013, and incorporated herein by reference.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MAGAL SECURITY SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Magal Security Systems Ltd. and its subsidiaries ("the Company") as of December 31, 2014 and 2013, and the related consolidated statements of operations, consolidated statements of comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2014 and 2013, and the consolidated results of their operations, their comprehensive income and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER KOST FORER GABBAY & KASIERER
March 26, 2015	A Member of Ernst & Young Global

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2013	2014

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$32,235	$21,602
Short-term bank deposits	6,147	8,001
Restricted deposits	6,101	2,844
Trade receivables (net of allowance for doubtful accounts of $809 and $1,802 at December 31, 2013 and 2014, respectively)	12,634	20,875
Unbilled accounts receivable	2,388	4,093
Other accounts receivable and prepaid expenses	2,379	2,102
Inventories	8,352	8,147
Deferred income taxes	529	625

Total current assets	70,765	68,289

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term trade receivables	690	232
Long-term deposits and restricted bank deposits	35	134
Severance pay fund	2,589	2,187
Deferred income taxes	-	463

Total long-term investments and receivables	3,314	3,016

PROPERTY AND EQUIPMENT, NET	7,280	6,111

OTHER INTANGIBLE ASSETS, NET	895	1,847

GOODWILL	5,417	4,496

Total assets	$87,671	$83,759

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2013	2014
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$5,764	$2,571
Current maturities of long-term bank debt	506	500
Trade payables	3,916	6,272
Customer advances	4,226	1,262
Other accounts payable and accrued expenses	9,431	11,879

Total current liabilities	23,843	22,484

LONG-TERM LIABILITIES:
Long-term bank debt and other long-term payables	1,912	1,406
Deferred income taxes	219	193
Accrued severance pay	4,157	3,719

Total long-term liabilities	6,288	5,318

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2013 and December 31, 2014; Issued and outstanding: 16,147,522 shares at December 31, 2013 and 16,269,022 shares at December 31, 2014	4,901	4,935
Additional paid-in capital	68,371	69,174
Accumulated other comprehensive income	3,874	2,041
Foreign currency translation adjustments (Company's standalone financial statements)	4,589	632
Accumulated deficit	(24,180)	(20,770)

Total Magal shareholders' equity	57,555	56,012
Non controlling interest	(15)	(55)

Total shareholders' equity	57,540	55,957

Total liabilities and shareholders' equity	$87,671	$83,759

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2012	2013	2014

Revenues	$77,697	$51,517	$77,543
Cost of revenues	44,163	31,059	43,049

Gross profit	33,534	20,458	34,494

Operating expenses:
Research and development, net	4,041	4,409	4,604
Selling and marketing	16,528	12,781	17,130
General and administrative	7,408	7,787	8,898
Impairment of goodwill and other intangible assets	-	-	2,439

Total operating expenses	27,977	24,977	33,071

Operating income (loss)	5,557	(4,519)	1,423
Financial expenses (income), net	472	(59)	(1,979)

Income (loss) before income taxes	5,085	(4,460)	3,402
Taxes on income	991	69	82

Net income (loss)	4,094	(4,529)	3,320

Less - loss attributable to non-controlling interests	-	66	90

Net income (loss) attributable to Magal shareholders'	$4,094	$(4,463)	$3,410

Basic and diluted income (loss) per share	$0.26	$(0.28)	$0.21

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2012	2013	2014

Net income (loss)	$4,094	$(4,529)	$3,320
Realized foreign currency translation adjustments from subsidiary	(421)	-	-
Foreign currency translation adjustments	684	(875)	(1,833)

Total comprehensive income (loss)	$4,357	$(5,404)	$1,487

Total comprehensive loss attributable to non-controlling interests	-	(66)	(90)

Total comprehensive income (loss) attributable to Magal shareholders'	$4,357	$(5,338)	$1,577

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment - the Company	Retained earnings (accumulated deficit)	Non- controlling interests	Total shareholders' equity

Balance as of January 1, 2012	15,819,822	$4,813	$64,920	$4,486	$603	$(23,811)	$-	$51,011
Issuance of shares upon exercise of employee stock options	278,200	74	1,041	-	-	-	-	1,115
Stock-based compensation	-	-	203	-	-	-	-	203
Stock-based compensation - granted by related party	-	-	19	-	-	-	-	19
Foreign currency translation adjustments- the Company	-	-	-	-	1,621	-	-	1,621
Comprehensive income (loss):
Net income	-	-	-	-	-	4,094	-	4,094
Realized foreign currency translation adjustments	-	-	-	(421)	-	-	-	(421)
Foreign currency translation adjustments	-	-	-	684	-	-	-	684

Balance as of December 31, 2012	16,098,022	4,887	66,183	4,749	2,224	(19,717)	-	58,326
Issuance of shares upon exercise of employee stock options	49,500	14	175	-	-	-	-	189
Stock-based compensation	-	-	513	-	-	-	-	513
Warrants Granted for CyberSeal founders	-	-	1,500	-	-	-	-	1,500
Foreign currency translation adjustments- the Company	-	-	-	-	2,365	-	-	2,365
Issue of shares to non-controlling interests	-	-	-	-	-	-	51	51
Comprehensive income (loss):
Net loss	-	-	-	-	-	(4,463)	(66)	(4,529)
Foreign currency translation adjustments	-	-	-	(875)	-	-	-	(875)

Balance as of December 31, 2013	16,147,522	4,901	68,371	3,874	4,589	(24,180)	(15)	57,540

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment - the Company	Retained earnings (accumulated deficit)	Non- controlling interests	Total shareholders' equity
Cont.

Balance as of December 31, 2013	16,147,522	4,901	68,371	3,874	4,589	(24,180)	(15)	57,540
Issuance of shares upon exercise of employee stock options	121,500	34	430	-	-	-	-	464
Stock-based compensation	-	-	373	-	-	-	-	373
Foreign currency translation adjustments- the Company	-	-	-	-	(3,957)	-	-	(3,957)
Issue of shares to non-controlling interests	-	-	-	-	-	-	50	50
Comprehensive income (loss):
Net income	-	-	-	-	-	3,410	(90)	3,320
Foreign currency translation adjustments	-	-	-	(1,833)	-	-	-	(1,833)

Balance as of December 31, 2014	16,269,022	4,935	69,174	2,041	632	(20,770)	(55)	55,957

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014

Cash flows from operating activities:

Net income (loss)	$4,094	$(4,529)	$3,320
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,178	1,719	1,967
Impairment of goodwill and other intangible assets	-	-	2,439
Loss (gain) on sale of property and equipment	9	30	(28)
Decrease (increase) in accrued interest and exchange differences on short-term and long-term bank deposits and long-term loans	97	317	(673)
Stock based compensation	222	513	373
Decrease (increase) in trade receivables, net	(4,109)	5,819	(9,936)
Decrease (increase) in unbilled accounts receivable	2,632	58	(1,928)
Decrease in other accounts receivable and prepaid expenses	2,908	375	235
Decrease (increase) in inventories	1,391	246	(88)
Increase in deferred income taxes	(38)	(144)	(943)
Decrease in long-term trade receivables	397	420	416
Increase (decrease) in trade payables	(163)	(3,045)	2,666
Increase (decrease) in other accounts payable and accrued expenses	(3,320)	(1,518)	3,065
Increase (decrease) in customer advances	849	(3,054)	(2,740)
Accrued severance pay, net	(441)	203	145

Net cash provided by (used in) operating activities	5,706	(2,590)	(1,710)

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014
Cash flows from investing activities:

Investment in short-term deposits	(1,542)	(25,697)	(27,291)
Proceeds from sale of short-term bank deposits	210	21,264	25,371
Investment in long-term bank deposits and restricted deposits	(152)	-	-
Release of long-term bank deposits and restricted deposit	2,088	2,251	2,822
Proceeds from sale of property and equipment	78	22	81
Purchase of property and equipment	(1,708)	(1,203)	(737)
Investment in know-how and patents	(22)	(4)	(14)
Payments for business acquisition of a Fiber Company, net of cash acquired (1)	-	-	(3,875)
Payments for business acquisition of CyberSeal, net of cash acquired (2)	-	(2,393)	-

Net cash used in investing activities	(1,048)	(5,760)	(3,643)

Cash flows from financing activities:

Short-term bank credit, net	(122)	-	(2,795)
Principal payment of long-term bank loans	(32)	(157)	(502)
Proceeds from long-term bank debt	-	2,500	-
Proceeds from issuance of shares upon exercise of options to employees	1,115	189	464
Issue of shares to non-controlling interests	-	51	50

Net cash provided by (used in) financing activities	961	2,583	(2,783)

Effect of exchange rate changes on cash and cash equivalents	1,160	1,218	(2,497)

Increase (decrease) in cash and cash equivalents	6,779	(4,549)	(10,633)
Cash and cash equivalents at the beginning of the year	30,005	36,784	32,235

Cash and cash equivalents at the end of the year	$36,784	$32,235	$21,602

Supplemental disclosures of cash flows activities:

Cash paid during the year for:
Interest	$267	$182	$166

Income taxes	$510	$499	$516

Non-cash activities:
Warrants issued upon the acquisition of Cyberseal	$-	$1,500	$-

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014
(1) Payments for business acquisitions of a Fiber Company, net of cash acquired:

Net fair value of assets acquired and liabilities assumed of the fiber company at the date of acquisition (see also Note 1b):
Net assets (excluding cash and cash equivalents)	$-	$-	$410
Technology	-	-	1,337
Customer relationship	-	-	315
Backlog	-	-	398
Deferred tax liability	-	-	(819)
Deferred tax assets	-	-	474
Goodwill	-	-	1,760

Total payments for business acquisitions of a Fiber Company, net of cash acquired	$-	$-	$3,875

(2) Payments for business acquisitions of CyberSeal, net of cash acquired:

Net fair value of assets acquired and liabilities assumed of CyberSeal at the date of acquisition (see also Note 1c):
Net assets (excluding cash and cash equivalents)	$-	$(279)	$-
Technology	-	457	-
Customer relationship	-	386	-
Backlog	-	323	-
Deferred tax liability	-	(175)	-
Goodwill	-	3,181	-

	$-	$3,893	$-
Warrants issued upon the acquisition of Cyberseal	-	(1,500)	-
Total payments for business acquisitions of CyberSeal, net of cash acquired	$-	$2,393	$-

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	General:

Magal Security Systems Ltd. ("the Parent Company" or "Magal") and its subsidiaries (together - "the Company") are international solutions providers of safety, security, site management and intelligence gathering and compilation of physical and cyber solutions and products. The Company's systems are used world-wide.

On October 1, 2014, FIMI Opportunity Fund ("FIMI"), completed the purchase of approximately 40% of Magal's outstanding shares from Ki Corporation Limited, a Company beneficially owned by Mr. Nathan Kirsh. Following the closing of the transaction, FIMI is the largest shareholder of Magal.

During 2014, the Company faced a significant decrease in its legacy Cyber activities. Therefore, the Company concluded that an impairment test for the Company's goodwill and other intangible assets was required during the fourth quarter of 2014.

As a result, in the fourth quarter of 2014, the Company recorded a non-cash impairment charge with respect to goodwill and other intangible assets as follows: Goodwill – $ 2,114 (see also Note 2k and 7) and Intangible assets – $ 325 (see also Note 2i and 6).

b.	2014 Acquisition:

On April 8, 2014, the Company completed the acquisition of all of the outstanding ordinary shares of a U.S.-based fiber optic sensing technology company for a total consideration of $4,286 in cash. The acquired company is a provider of advanced solutions for sensing, security and communication. The fiber optics sensor provide the most advanced and cost effective security solutions for military bases, airports, power plants, water treatment facilities, pipelines, secure data networks, and other critical infrastructures and high-value assets.

The acquisition aims to add key advanced fiber optic sensing technology to the Company's offering and to strengthen the Company's position in the market. The value of goodwill is attributed to synergies between the Company's portfolio and the acquired company's products and services. The entire goodwill was assigned to the Perimeter Products reporting unit.

The acquisition was accounted for by the acquisition method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of the acquired company. The results of the acquired company's operations have been included in the consolidated financial statements since April 8, 2014.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Net assets (including cash of $411)	$821
Intangible assets	2,050
Deferred tax assets	474
Deferred tax liabilities	(819)
Goodwill	1,760

Total purchase price	$4,286

In performing the purchase price allocation, management considered, among other factors, analyses of historical financial performance, highest and best use of the acquired assets and estimates of future performance of the acquired company's business.

The fair value of intangible assets was based on market participant approach using an income approach. Intangible assets that are subject to amortization are amortized over their estimated useful lives. For technology and backlog the Company is using the straight-line method and for customer relationships the Company is using the acceleration method.

The following table sets forth the components of intangible assets associated with the acquisition and their annual rates of amortization:

Fair value

Technology	$1,337
Customer relationships	315
Backlog	398

Total intangible assets	$2,050

Acquisition related costs for the year ended December 31, 2014 amounted to $ 135 and were included in general and administrative expenses.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The amounts of revenue and net earnings of the acquired company since the acquisition date included in the consolidated income statement for the reporting period are:

Year ended December 31,
2014

Revenues	$3,763

Net income	$733

Unaudited pro forma condensed results of operations:

The following represents the unaudited pro forma condensed results of operations for the years ended December 31, 2013 and 2014, assuming that the acquisitions of the Fiber Company occurred on January 1, 2013. The pro forma information is not necessarily indicative of the results of operations that would have actually occurred had the acquisitions been consummated on those dates, nor does it purport to represent the results of operations for future periods.

	Year ended December 31,
	2013	2014
	Unaudited

Revenues	$55,282	$77,999

Net income (loss)	$(5,780)	$3,156

Basic and diluted income (loss) per share	$(0.36)	$0.19

c.	Acquisition of CyberSeal Ltd.:

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

The Company acquired CyberSeal for an aggregate consideration of $ 4,060 composed of the following:

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

The purpose of acquisition of CyberSeal was to allow Magal to expand its offerings to deliver integrated physical and cyber solutions for its customers as well as for critical sites. The value of goodwill was attributed to synergies between Magal portfolio and CyberSeal's products and services. The entire goodwill was assigned to the Cyber reporting unit.

In the fourth quarter of 2014, the Company recorded a non-cash impairment charge with respect to goodwill and other intangible assets relates to the Cyber segment (see also Note 1, Note 2i and Note 2k).

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

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The following table sets forth the components of intangible assets associated with the acquisition and their annual rates of amortization:

Fair value

Technology	$457
Customer relationships	386
Backlog	323

Total intangible assets	$1,166

Acquisition related costs for the years ended December 31, 2012 and 2013 amounted to $ 20 and $ 21, respectively, and were included mainly in general and administrative expenses.

The amounts of revenue and net earnings of CyberSeal since the acquisition date included in the consolidated income statement for year ended December 31, 2013 are:

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

f.         Inventories:

Inventories are stated at the lower of cost or market value. The Company periodically evaluates the inventory quantities on hand relative to historical and projected sales volumes, current and historical selling prices and contractual obligations to maintain certain levels of parts. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories, market prices lower than cost and adjusted revenue forecasts.

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

During the years ended December 31, 2012, 2013 and 2014, the Company recorded inventory write-offs in the amounts of $573, $565 and $379, respectively. Such write-offs were included in cost of revenues.

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

i.         Intangible assets:

Intangible assets are comprised of patents, acquired technology, customer relations and backlog.

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350, "Intangibles - Goodwill and Other." Intangible assets were amortized based on the straight-line method or acceleration method, at the following weighted average annual rates:

%

Patents	10
Technology	12.5-20
Customer relationships	11.1-25
Backlog	100

During the years ended December 31, 2012 and 2013, the Company did not record any impairment charges relate to its intangible assets.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During 2014, the Company recorded an impairment charge for intangible assets allocated to the reporting unit within the Cyber segment in the amount of $ 325 which was recorded as part of the impairment of goodwill and other intangible assets in the statements of operations (see Note 6).

 j.         Impairment of long-lived assets:

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. In 2012, 2013 and 2014, the Company did not record any impairment charges attributable to property, plant and equipment.

During 2014, the Company recorded an impairment charge for intangible assets allocated to the reporting unit within the Cyber segment in the amount of $ 325 (see Note 2i).

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

Goodwill annual impairment test for the Perimeter Products segment:

The material assumptions used for the goodwill annual impairment test for the Perimeter Products segment, according to the income approach for 2014 were five years of projected net cash flows, a weighted average cost of capital rate of 15% and a long-term growth rate of 1%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

As required by ASC 820, "Fair Value Measurements and Disclosures," the Company applies assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

During the years ended December 31, 2012, 2013 and 2014, the Company did not record any impairment charges relates to the goodwill allocated to the reporting unit within the Perimeter Products segment.

Goodwill annual impairment test for the Cyber segment:

The material assumptions used for the goodwill annual impairment test for the Cyber segment, according to the income approach for 2014 were five years of projected net cash flows, a weighted average cost of capital rate of 15% and a long-term growth rate of 3%. The Company considered current market conditions when determining the discount and growth rates to use in its analyses.

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

In 2014, the first step which used the DCF approach to measure the fair value of the reporting unit within the Cyber segment indicated that the carrying amount of such reporting unit, including goodwill, exceeded its fair value. The second step was then conducted in order to measure the amount of impairment loss, by means of a comparison between the implied fair value of the goodwill and the carrying amount of the goodwill.

In the second step, the Company assigned the fair value of the reporting unit within the Cyber segment, as determined in the first step, to the reporting unit's individual assets and liabilities, including intangible assets.

The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities represented the amount of the implied fair value of goodwill. The carrying amount of the goodwill over its implied fair value represented an impairment loss of goodwill in the amount of $ 2,114 which was recorded as part of the impairment of goodwill and other intangible assets in the statements of operations (See Note 7).

During the year ended December 31, 2013, the Company did not record any impairment charges relates to the goodwill allocated to the Cyber segment.

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

During the years ended December 31, 2012, 2013 and 2014, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $ 203, $ 513 and $ 373, respectively. In the year ended December 31, 2012, the Company recognized additional stock-based compensation expenses of $ 19, related to a transaction between two of the Company's related parties, see Note 15a. In 2013 and 2014, the Company did not recognize stock-based compensation expenses related to transaction with related parties.

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

The following assumptions were used in the Binomial option pricing model for the year ended December 31, 2012, 2013 and 2014:

	2012	2013	2014

Dividend yield	0%	0%	0%
Expected volatility	44.9%-73.4%	38.5%-58%	39.34%-44.91%
Risk-free interest	0.19%-1.1%	0.14%-1.6%	0.10%-1.90%
Contractual term	4-9 years	4-8 years	4-6 years
Forfeiture rate	10%	10%	10%
Suboptimal exercise multiple	1.5	1.5	1.5

o.	Research and development costs:

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

The following table provides the detail of the change in the Company's product warranty accrual, which is a component of other accrued liabilities on the consolidated balance sheets for the years ended December 31, 2013 and 2014:

	December 31,
	2013	2014

Warranty provision, beginning of year	$1,202	$1,238
Charged to costs and expenses relating to new sales	522	1,014
Costs of warranties granted	(519)	(793)
Foreign currency translation adjustments	33	(140)

Warranty provision, end of year	$1,238	$1,319

q.	Net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share." Part of the Company's outstanding stock options has been excluded from the calculation of the diluted earnings (loss) per share because such securities are anti-dilutive. The total weighted average number of Magal's Ordinary shares related to the outstanding options excluded from the calculations of diluted earnings (loss) per share was 740,292 shares and 871,304 shares for the years ended December 31, 2013 and 2014, respectively.

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

Of the Company's cash and cash equivalents and short-term, restricted and long-term bank deposits at December 31, 2014, $ 24,296 is invested in major Israeli and U.S. banks, and approximately $ 8,285 is invested in other banks, mainly with Deutsche Bank, Royal Bank of Canada, BBVA Bankcomer, Helm Bank and Westpac Bank. Cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally these deposits may be redeemed upon demand and therefore, bear low risk.

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

Changes in the Company's allowance for doubtful accounts during the period are as follows:

	Year ended December 31,
	2012	2013	2014

Balance at the beginning of the year	$1,112	$959	$809
Doubtful debt expenses during the year	413	165	1,159
Customers write-offs/collection during the year, net	(599)	(358)	(17)
Exchange rate	33	43	(149)

	$959	$809	$1,802

As of December 31, 2014, the Company has no significant off-balance sheet concentrations of credit risk, such as foreign exchange contracts or foreign hedging arrangements.

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

In the years ended December 31, 2012, 2013 and 2014, the Company recorded tax expenses (income) in connection to uncertainties in income taxes of $ 409, $ (55) and $55, respectively.

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

On December 31, 2007, the then Chairman of the Company's Board of Directors, retired from his position. Pursuant to his retirement agreement, the retired Chairman is entitled to receive certain perquisites from the Company for the rest of his life. As of December 31, 2014, the actuarial value of these perquisites is estimated at approximately $ 813. This provision was included as part of accrued severance pay.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance expenses for the years ended December 31, 2012, 2013 and 2014, amounted to approximately $ 586, $ 1,156 and $ 1,009, respectively.

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

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

(i)
The carrying amounts of cash and cash equivalents, short-term bank deposits, long-term bank deposits, trade receivables, unbilled accounts receivable, short-term bank credit and trade payables approximate their fair value due to the short-term maturity of such instruments.

(ii)
The carrying amount of the Company's long-term trade receivables approximate their fair value. The fair value was estimated using discounted cash flows analysis, based on the Company's investment rates for similar type of investment arrangements.

(iii)
The carrying amounts of the Company's long-term debt are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. As of December 31, 2014, there was no material difference in the fair value of the Company's long-term borrowing compared to their carrying amount.

v.        Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2012, 2013 and 2014, were $ 152, $ 114 and $ 321, respectively.

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

As of December 31, 2013 and 2014, the Company did not have any derivative instruments, measured at fair value on a recurring or nonrecurring basis.

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

During the year ended December 31, 2012 and 2013, the Company recognizes $ 410 and $ 39 profit from those forward "extra" contracts as part of financial income. During the year ended December 31, 2014, the Company did not enter into forward "extra" contracts.

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

The Company has determined that its items of comprehensive income (loss) relate to unrealized gain from foreign currency translation adjustments.

The total accumulated other comprehensive income, net was comprised as follows:

	Year ended December 31,
	2012	2013	2014

Foreign currency translation adjustments	$4,749	$3,874	$2,041

Total accumulated other comprehensive income	$4,749	$3,874	$2,041

z.	Reclassification:

Certain amounts in prior years' consolidated financial statements have been reclassified to conform with the current year's presentation. The reclassification had no effect in the previously net income (loss) or equity.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.	Adoption of new accounting policies

In March 2013, the Financial Accounting Standards Board (FASB) issued ASU 2013-05, "Foreign Currency Matters (Topic 830), Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity" (ASU 2013-05), which is effective for annual reporting periods beginning after December 15, 2013. These amendments specify that a cumulative translation adjustment (CTA) should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. When an entity sells either a part or all of its investment in a consolidated foreign entity, the CTA would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. In addition, the CTA should be recognized in earnings in a business combination achieved in stages (i.e., a step acquisition). The effect of the adoption of the new standard on the financial results of the Company for the year ended December 31, 2014 was immaterial and resulted in broader disclosure.

In July 2013, the FASB issued a new accounting standard that will require the presentation of certain unrecognized tax benefits as reductions to deferred tax assets rather than as liabilities in the Consolidated Balance Sheets when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The Company will be required to adopt this new standard on a prospective basis in the first quarter of fiscal 2015. The Company is currently evaluating the timing, transition method and impact of this new standard on its Consolidated Financial Statements.

ab.	Impact of recently issued accounting standards still not effective for the Company as of December 31, 2014:

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), ("ASU 2014-09"). ASU 2014-09 requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 requires entities to disclose both qualitative and quantitative information that enables users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including disclosure of significant judgments affecting the recognition of revenue. ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is currently evaluating the effect of the adoption of this guidance on the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern ("ASU 2014-15"). ASU 2014-15 requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern for a period of one year after the date that the financial statements are issued. If such conditions or events exist, an entity should disclose that there is substantial doubt about the entity’s ability to continue as a going concern for a period of one year after the date that the financial statements are issued. Disclosure should include the principal conditions or events that raise substantial doubt, management’s evaluation of the significance of those conditions or events in relation to the entity’s ability to meet its obligations, and management’s plans that are intended to mitigate those conditions or events. ASU 2014-15 will be effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early adoption is permitted.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2013	2014

Government authorities	$472	$721
Employees	52	29
Prepaid expenses	949	879
Advances to suppliers	636	284
Others	270	189

	$2,379	$2,102

NOTE 4:-	INVENTORIES

	December 31,
	2013	2014

Raw materials	$2,164	$2,124
Work in progress	1,634	1,482
Finished products	4,554	4,541

	$8,352	$8,147

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

a.	Composition:

	December 31,
	2013	2014
Cost:

Land and buildings	$7,779	$7,025
Machinery and equipment	2,752	2,822
Motor vehicles	1,910	1,611
Promotional displays	488	452
Office furniture and equipment	3,729	3,620
Leasehold improvements	652	575

	17,310	16,105
Accumulated depreciation:

Buildings	3,485	3,440
Machinery and equipment	2,187	2,221
Motor vehicles	1,001	864
Promotional displays	343	349
Office furniture and equipment	2,706	2,803
Leasehold improvements	308	317

	10,030	9,994

Property and equipment, net	$7,280	$6,111

b.	Depreciation expenses amounted to $ 1,133, $ 1,212 and $ 1,184 for the years ended December 31, 2012, 2013 and 2014, respectively.

c.	For charges, see Note 11g.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	OTHER INTANGIBLE ASSETS, NET

a.	Composition:

	December 31,
	2013	2014
Cost:

Know-how and patents	$4,723	$4,738
Technology	507	1,789
Customer relationships	416	686
Backlog	348	708

	5,994	7,921
Accumulated amortization:

Know-how and patents	4,607	4,606
Technology	90	327
Customer relationships	101	270
Backlog	301	546

	5,099	5,749

Impairment of technology and customer relationships	-	325

Other intangibles, net	$895	$1,847

b.
Amortization expenses related to intangible assets, not including the impairment of technology and customer relationships amounted to $ 45, $ 507 and $ 783 for the years ended December 31, 2012, 2013 and 2014, respectively.

c.	Estimated amortization of intangible assets for the years ended:

December 31,

2015	$535
2016	282
2017	239
2018	229
2019 and thereafter	562

$1,847

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	GOODWILL

Goodwill relates to two reporting unit within the Perimeter Products segment and the Cyber segment.

Changes in the carrying amount of goodwill for the years ended December 31, 2013 and 2014 are as follows:

	Perimeter Products	Cyber	Total

As of January 1, 2013	$2,014	$-	$2,014

Acquisition of CyberSeal	-	3,181	3,181
Foreign currency translation adjustments	(23)	245	222

As of December 31, 2013	1,991	3,426	5,417

Acquisition of a fiber Company	1,760	-	1,760
Impairment of goodwill (See Note 2k.)	-	(2,114)	(2,114)
Foreign currency translation adjustments	(199)	(368)	(567)

As of December 31, 2014	$3,552	$944	$4,496

NOTE 8:-	SHORT-TERM BANK CREDIT AND CREDIT LINES

a.	Short-term bank credit classified by currency, linkage terms and interest rates:

	Interest rate		December 31,
	2013	2014	2013	2014
	%

In or linked to NIS	1.45	0.66	$5,764	$2,571

			$5,764	$2,571
Weighted average interest rates at the end of the year	1.45	0.66

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHORT-TERM BANK CREDIT AND CREDIT LINES (Cont.)

b.	Credit lines:

	December 31,
	2013	2014

Short-term bank credit	$5,764	$2,571
Long-term bank credit	2,381	1,875
Bank guarantees	4,759	4,111

	12,904	8,557

Unutilized credit lines	19,417	19,406

Total authorized credit lines	$32,321	$27,963

c.
The Company's Canadian subsidiary has undertaken to maintain general covenants and the following financial ratios and terms in respect of its outstanding credit lines: a quick ratio of not less than 1.25:1; a ratio of total liabilities to tangible net worth of not greater than 0.75:1; and tangible net worth of at least $ 10,000. As of December 31, 2014, the Company's Canadian subsidiary was in compliance with the ratios and terms.

d.	For charges, see Note 11g.

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2013	2014

Employees and payroll accruals	$2,831	$3,455
Accrued expenses	4,749	6,479
Deferred revenues	327	451
Government authorities	409	287
Income tax payable and tax provision	1,068	1,085
Others	47	122

	$9,431	$11,879

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	LONG-TERM BANK DEBT

a.     Classified by currency, linkage terms and interest rates:

	Interest rate		December 31,
	2013	2014	2013	2014
	%

In or linked to NIS	3.33	-	$6	$-
In or linked to US$	3.65	3.65	2,375	1,875

			2,381	1,875
Less - current maturities			506	500

			$1,875	$1,375
Weighted average interest rates at the end of the year	3.65	3.65

b.	As of December 31, 2014, the aggregate annual maturities of the long-term loans are as follows:

2015	$500
2016	500
2017	500
2018	375

$1,875

c.	For charges, see Note 11g.

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade ("OCS"):

Under the research and development agreements between the Parent Company and the OCS and the Parent Company's Israeli subsidiary and the OCS and pursuant to applicable laws, the Parent Company and its Israeli subsidiary are required to pay royalties at the rate of 3.5% of revenues derived from sales of products developed with funds provided by the OCS and ancillary services, up to an amount equal to 100% of the OCS research and development grants received, linked to the U.S. dollars plus interest on the unpaid amount received based on the 12-month LIBOR rate applicable to U.S. dollar deposits. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. During 2013 and 2014 the Parent Company's Israeli subsidiary received $ 32 and $ 118, respectively, from the OCS.

Royalties paid to the OCS amounted to $ 178, $ 123 and $ 83 for the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, the Parent Company and its Israeli subsidiary had remaining contingent obligations to pay royalties in the amount of approximately $ 1,078.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Royalty commitments to a third party:

During 2002, the Company entered into a development agreement for planning, developing and manufacturing a security system with a third party. Under the agreement, the Company agreed to pay the third party royalty fees based on a defined formula. Under this agreement, the Company also committed to purchase a certain volume of products at a minimum amount of approximately $ 300 over 2.5 years after achievement of certain milestones. As of December 31, 2014, royalty commitments under the agreement amounted to $ 55.

c.	Lease commitments:

The Company rents certain of its facilities and some of its motor vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2029.

Future minimum lease payments under non-cancelable operating lease agreements are as follows:

2015	$997
2016	670
2017	363
2018	287
2019	240
2020 and there after	1,141

$3,698

Total rent expenses for the years ended December 31, 2012, 2013 and 2014 were approximately $ 904, $ 1,077 and $ 1,135, respectively.

d.	Guarantees:

As of December 31, 2014, the Company obtained bank performance guarantees and advance payment guarantees and bid bond guarantees from several banks, mainly in Israel and Canada, in the aggregate amount of $ 4,111.

e.	Restricted deposits:

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

In addition, in connection with the short-term bank credit the Company required to maintain restricted deposits in the amount of $ 2,571. As of December 31, 2014, the deposits bear an average interest at rate of 0.16%. The remaining $ 273 relates mainly to several projects.

f.	Legal proceedings:

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

The Ordinary shares of the Company are listed on the NASDAQ Global Market. The Ordinary shares confer upon their holders the right to receive notice to participate and vote in the general meetings of the Company and the right to receive dividends, if declared.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

b.	Issued and outstanding share capital: 16,147,522 shares at December 31, 2013 and 16,269,022 shares at December 31, 2014.

c.	Stock Option Plan:

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

As of December 31, 2014, 652,043 Ordinary shares were available for future option grants.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of employee option activity under the Company's stock option plans as of December 31, 2014 and changes during the year ended December 31, 2014 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual life (in months)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2014	1,138,332	4.25	41	7
Granted	25,000	5.16	56.03
Exercised	(121,500)	3.82
Forfeited	(24,500)	4.09

Outstanding at December 31, 2014	1,017,332	4.33	33.3	1,507

Vested and expected to vest at December 31, 2014	834,599	4.33	26.34	1,238

Exercisable at December 31, 2014	534,999	4.23	11.9	843

The weighted-average grant-date fair value of options granted during the year ended December 31, 2013 and 2014 were $ 1.31 and $ 0.65, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2014 and the exercise price, multiplied by the number of in-the-money options). This amount changes, based on the fair market value of the Company's stock. The total intrinsic value of options exercised for the year ended December 31, 2014 was $ 198. As of December 31, 2014, there was approximately $ 754 of unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans. This cost is expected to be recognized over a period of 3 years.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2014 are follows:

Options outstanding as of December 31, 2014	Exercise price	Weighted average remaining contractual life	Options exercisable as of December 31, 2014
		(In months)

36,000	4.24	55	9,000
743,332	4.35	34.5	341,332
107,500	3.53	20.2	107,500
20,500	3.48	11.2	20,500
85,000	5.14	28	56,667
25,000	5.16	56	-

1,017,332		33.3	534,999

d.	Warrants:

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

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2012	2013	2014
Numerator:
Income (loss) attributable to Magal shareholders'	$4,094	$(4,463)	$3,410

Denominator:
Denominator for basic net earnings (loss) per share weighted-average number of shares outstanding	16,003,482	16,138,944	16,186,148
Effect of diluting securities:
Employee stock options	27,334	-	151,908

Denominator for diluted net earnings (loss) per share - adjusted weighted average shares and assumed exercises	16,030,816	16,138,944	16,338,056

NOTE 14:-	TAXES ON INCOME

a.	Tax laws applicable to the Group companies:

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

As with dividends distributed from taxable income derived from an Approved Enterprise or Benefiting Enterprise during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company, provided however that dividends distributed from 'Preferred Income' from one Israeli corporation to another, would not be subject to tax. While a company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment. Under the transitional provisions of the 2011 Amendment, the Company could have elected whether to irrevocably implement the 2011 Amendment with respect to the Company's existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment or to keep implementing the legislation prior to the 2011 Amendment in the future. The Company did not elect to implement the 2011 Amendment. The 2011 Amendment has no material effect on the tax payable in respect of the Company's operations.

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

c.	Tax rates:

1.	The Israeli corporate tax rate was 25% in 2012 and 2013 and 26.5% in 2014.

In August, 2013, the "Knesset" issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 ("the Budget Law"), which consists, among others, of fiscal changes whose main aim is to enhance the collection of taxes in those years.

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

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

f.	Reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory rate, and the actual tax expense, is as follows:

	Year ended December 31,
	2012	2013	2014

Income (loss) before taxes as reported in the statements of operations	$5,085	$(4,460)	$3,402

Tax rate	25%	25%	26.5%

Theoretical tax benefit	$1,271	$(1,115)	$902

Increase (decrease) in taxes:

Non-deductible items	159	119	746
Losses and other items for which a valuation allowance was provided	120	1,494	939
Adjustment of deferred tax balances following a changes in tax rates	-	(266)	-
Realization of carryforward tax losses for which valuation allowance was provided	(1,097)	-	(2,382)
Changes in valuation allowance	-	-	(1,034)
Tax rate differences in subsidiaries	181	(1)	571
Provision for uncertain tax positions	409	(55)	55
Taxes in respect of prior years	2	(3)	-
Tax withheld against which valuation allowance was provided this year	121	266	391
Investment tax credit	(151)	(236)	(160)
Other	(24)	(134)	54

Taxes on income in the statements of operations	$991	$69	$82

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

g.	Taxes on income (tax benefit) included in the statements of operations:

	Year ended December 31,
	2012	2013	2014

Current	$953	$213	$1,024
Deferred	38	(144)	(942)

	$991	$69	$82

Domestic	$531	$49	$295
Foreign	460	20	(213)

	$991	$69	$82

h.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2013	2014
Deferred tax assets:
Operating loss carry forwards	$7,497	$4,837
Reserves and tax allowances	3,773	4,535

Total deferred taxes before valuation allowance	11,270	9,372
Valuation allowance	(10,625)	(7,621)

Net deferred tax assets	645	1,751

Deferred tax liabilities:
Intangible assets	335	856

Net deferred tax assets	$310	$895

Foreign	$310	$739

Domestic	$-	$156

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

i.	The domestic and foreign components of income (loss) before taxes are as follows:

	Year ended December 31,
	2012	2013	2014

Domestic	$2,134	$(2,313)	$(923)
Foreign	2,951	(2,147)	4,325

	$5,085	$(4,460)	$3,402

j.	Net operating carry forward tax losses:

The Company has estimated total available carry forward tax losses of $ 5,400 to offset against future taxable income. As of December 31, 2014, the Company recorded a partial valuation allowance on these carry forward tax losses due to the uncertainty of their future realization. There is no time limitation for the realization of such tax losses.

The Parent Company's subsidiaries have estimated total available carry forward tax losses of $ 14,714, which may be used to offset against future taxable income, for periods ranging between 1 to 20 years. As of December 31, 2014, the Parent Company recorded a partial valuation allowance for its subsidiaries' carry forward tax losses due to the uncertainty of their future realization.

Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

k.	In July 2011, the Company finalized with the Israeli Tax Authority a tax assessment with respect to the years 2005-2006.

l.	Uncertain tax positions:

As of December 31, 2013 and 2014 balances in respect to ASC 740, "Income Taxes" amounted to $ 706 and $ 758, respectively.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,
	2013	2014

Balance at the beginning of the year	$761	$706

Additions based on tax positions taken during a prior period	24	9
Additions based on tax positions taken related to the current year	59	114
Reductions related to settlement of tax matters	(138)	(68)
Foreign currency translation adjustments	-	(3)

Balance at the end of the year	$706	$758

NOTE 15:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.
In May 2008, one of the Company's major shareholders granted to the then executive chairman of the Board of Directions the right to purchase 100,000 shares, subject to the same terms and conditions that apply to the exercise of the options the executive chairman received from the Company pursuant to his employment agreement. The employment agreement was approved in the Company's annual shareholders' meeting on August 20, 2008 and consequently, the chairman of the Board of Directors has the right to purchase the shares in three equal annual installments commencing on August 20, 2010 at a price of $ 7.59 per share. The right to purchase each installment expires after three years. The Company recorded $ 19 in deferred stock compensation expense with respect to this in 2012.

b.
On December 31, 2007, the Company's then Chairman retired from his position. Pursuant to his retirement agreement as amended, the retired Chairman undertook not to compete with the Company for a period of three years following his retirement. In consideration, the Company agreed to pay the retired Chairman a onetime payment of $ 360 payable within three months. In addition, the Chairman is entitled to receive certain perquisites from the Company for the rest of his life. The liability as of December 31, 2014 and the special post-benefit expense related to the retirement agreement amounted to $ 813.

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

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SEGMENT INFORMATION (Cont.)

a.	The following data present the revenues, expenditures, assets and other operating data of the Company's operating segments:

	Year ended December 31, 2012
	Perimeter	Projects	Eliminations	Total

Revenues	$33,941	$45,038	$(1,282)	$77,697

Depreciation and amortization	$624	$554	$-	$1,178

Operating income (loss), before financial expenses and taxes on income	$4,409	$1,634	$(486)	$5,557
Financial expenses, net				472
Taxes on income				991

Net income				$4,094

	Year ended December 31, 2013
	Perimeter	Projects	Cyber	Eliminations	Total

Revenues	$30,551	$20,137	$1,638	$(809)	$51,517

Depreciation and amortization	$606	$629	$484	$-	$1,719

Operating income (loss), before financial expenses and taxes on income	$542	$(3,571)	$(1,184)	$(306)	$(4,519)
Financial income, net					(59)
Taxes on income					69

Net loss					$(4,529)

	Year ended December 31, 2014
	Perimeter	Projects	Cyber	Eliminations	Total

Revenues	$37,554	$39,198	$1,329	$(538)	$77,543

Depreciation and amortization	$1,006	$641	$320	$-	$1,967

Impairment of goodwill and other intangible assets	$-	$-	$2,439	$-	$2,439

Operating income (loss), before financial expenses and taxes on income	$6,770	$(148)	$(4,995)	$(204)	$1,423
Financial income, net					(1,979)
Taxes on income					82

Net income					$3,320

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SEGMENT INFORMATION (Cont.)

	Year ended December 31, 2013
	Perimeter	Projects	Cyber	Total

Total long-lived assets	$5,536	$3,763	$4,293	$13,592

	Year ended December 31, 2014
	Perimeter	Projects	Cyber	Total

Total long-lived assets	$7,890	$3,439	$1,125	$12,454

b.	Major customer data (percentage of total revenues):

	Year ended December 31,
	2012	2013	2014

Customer A	9%	15%	14.8%
Customer B	19.3%	14.2%	5.7%

c.	Geographical information:

The following is a summary of revenues within geographic areas based on end customer's location and long-lived assets:

1.	Revenues:

	Year ended December 31,
	2012	2013	2014

Israel	$10,152	$11,517	$16,525
Europe	12,809	7,311	9,591
North America	10,732	13,614	21,165
South and Latin America	15,159	3,118	8,813
Africa	21,642	8,182	12,393
Others	7,203	7,775	9,056

	$77,697	$51,517	$77,543

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SEGMENT INFORMATION (Cont.)

2.	Long-lived assets:

	December 31,
	2013	2014

Israel	$8,077	$4,193
Europe	1,195	992
USA	12	3,463
Canada	3,295	2,970
Others	1,013	836

	$13,592	$12,454

NOTE 17:-	SELECTED STATEMENTS OF INCOME DATA

Financial expenses:

	Year ended December 31,
	2012	2013	2014

Financial expenses:

Interest on long-term debt	$(2)	$(36)	$(79)
Interest on short-term and long-term bank credit and bank charges	(600)	(370)	(414)
Realization of foreign currency translation adjustments	(421)	-	-
Foreign exchange losses, net	(530)	-	-

	(1,553)	(406)	(493)
Financial income:

Interest on short-term and long-term bank deposits	671	337	141
Foreign exchange derivative instruments	410	39	-
Foreign exchange gains, net	-	89	2,331

	1,081	465	2,472

	$(472)	$59	$1,979

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to annual report on its behalf.

MAGAL SECURITY SYSTEMS LTD.

By:	/s/ Eitan Livneh
Name:	Eitan Livneh
Title:	President and Chief Executive Officer

Date: March 26, 2015