Form 20-F
period 2015-12-31
MAGAL SECURITY SYSTEMS LTD
filed 2016-03-29
CIK 896494

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Ordinary Shares, par value NIS 1.0 per share …….…16,398,872
(as of December 31, 2015)

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

- i -

- ii -

INTRODUCTION

Magal Security Systems Ltd. is a leading international solutions provider of security, safety, and site management.  Based on more than 45 years of experience and interaction with customers, we have developed a unique set of solutions and products, optimized for perimeter, outdoor and general security applications. Our turnkey solutions are typically integrated and managed by sophisticated modular command and control software, supported by expert systems for real-time decision support. Our broad portfolio of critical infrastructure protection and site protection technologies includes a variety of smart barriers and fences, fence mounted sensors, virtual gates, buried and concealed detection systems and a sophisticated sensors for sub-surface intrusion such as to secure pipelines.  We have successfully installed customized solutions and products in more than 80 countries worldwide. Our ordinary shares are traded on the NASDAQ Global Market under the symbol “MAGS”.  Our website is www.magal-s3.com.  The information on our website is not incorporated by reference into this annual report.  As used in this annual report, the terms “we,” “us,” “our,” and “Magal S3” mean Magal Security Systems Ltd. and its subsidiaries, unless otherwise indicated.

ULTRAWAVE design, E-FIELD, FIBERPATROL, FLARE, FLEXPI, FLEXPS, FLEXZONE, GUIDAR, INTELLI-FIELD, LOGO DESIGN (old Senstar), MISCELLANEOUS DESIGN (Stellar logo), OMNITRAX, PANTHER, PERIMITRAX, PINPOINTER, REPELS, SENNET, SENSTAR, SENSTAR & DESIGN, SENTIENT, XFIELD, MAGAL, DTR, FORTIS, DREAMBOX, MAESTRO DB, FENSOR and ROBOGUARD are registered trademarks and INTELLI-FLEX, INTELLIFIBER, STARLED, STARNET, ARMOURFLEX, FLASH, FLEXZONE, CYBERSEAL, the Magal logo, Tungsten, Rubidium, Gallium-PDS, Vanadium  and all other marks used to identify particular products and services associated with our businesses are unregistered trademarks.  Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  All references in this annual report to “dollars” or “$” are to U.S. dollars, all references to “NIS” are to New Israeli Shekels and all references to “CAD” are to Canadian dollars.  The representative exchange rate between the NIS and the dollar as published by the Bank of Israel and effective on December 31, 2015 was NIS 3.902 per $1.00.

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

A.            Selected Consolidated Financial Data.

The following selected consolidated financial data for and as of the five years ended December 31, 2015 are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP.  We have derived the following selected consolidated financial data as of December 31, 2014 and 2015 and for each of the years ended December 31, 2013, 2014 and 2015 from our consolidated financial statements set forth elsewhere in this annual report that have been prepared in accordance with U.S. GAAP.  We have derived the following selected consolidated financial data as of December 31, 2011, 2012 and 2013 and for each of the years ended December 31, 2011 and 2012 from our audited consolidated financial statements not included in this annual report.  The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5.  “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

	2011	2012	2013	2014	2015
Revenues	$88,591	$77,697	$51,517	$77,543	$63,736
Cost of revenues	49,089	44,163	31,059	43,049	32,722
Gross profit	39,502	33,534	20,458	34,494	31,014
Operating expenses:
Research and development, net	3,898	4,041	4,409	4,604	4,814
Selling and marketing	19,415	16,528	12,781	17,130	14,785
General and administrative	8,682	7,408	7,787	8,898	7,026
Impairment of goodwill and other intangible assets	-	-	-	2,439	-
Other income	(2,304)	-	-	-	-
Total operating expenses	29,691	27,977	24,977	33,071	26,625
Operating income (loss)	9,811	5,557	(4,519)	1,423	4,389
Financial expenses (income), net	(756)	472	(59)	(1,979)	(642)
Income (loss) before income taxes	10,567	5,085	(4,460)	3,402	5,031
Taxes on income	723	991	69	82	1,923
Net income (loss)	$9,844	$4,094	$(4,529)	$3,320	$3,108
Less: net loss attributable to non-controlling interest	-	-	(66)	(90)	(33)
Net income (loss) attributable to Magal’s shareholders	$9,844	$4,094	$(4,463)	$3,410	$3,141
Basic and diluted net earnings (loss) per share	$0.78	$0.26	$(0.28)	$0.21	$0.19

	2011	2012	2013	2014	2015
Weighted average number of ordinary shares used in computing basic net earnings per share	12,645,283	16,003,482	16,138,944	16,186,148	16,347,948
Weighted average number of ordinary shares used in computing diluted net earnings per share	12,645,283	16,030,816	16,138,944	16,338,056	16,410,711

	2011	2012	2013	2014	2015

Consolidated Statements of Comprehensive Income:
Net income (loss)	$9,844	$4,094	$(4,529)	$3,320	$3,108
Realized foreign currency translation adjustments from subsidiary	-	(421)	-	-	-
Foreign currency translation adjustments	(589)	684	(875)	(1,833)	(3,891)
Total comprehensive income (loss)	$9,225	$4,357	$(5,404)	$1,487	$(783)
Less - comprehensive loss attributable to non-controlling interests	-	-	(66)	(90)	(33)
Comprehensive income (loss) attributable to Magal shareholders’	$9,225	$4,357	$(5,338)	$1,577	$(750)

	2011	2012	2013	2014	2015

Consolidated Balance Sheets Data:
Cash and cash equivalents	$30,005	$36,784	$32,235	$21,602	$27,319
Short and long-term deposits and restricted deposits	10,123	9,607	12,283	10,979	3,977
Working capital	40,493	49,202	46,922	45,805	43,996
Total assets	85,987	91,036	87,787	83,759	74,996
Short-term bank credit (including current maturities of long-term loans)	5,390	5,391	6,270	3,071	-
Long-term bank loans	38	6	1,912	1,406	-
Total shareholders’ equity	51,011	58,326	57,540	55,957	55,695
Ordinary shares issued and outstanding	15,819,822	16,098,022	16,147,522	16,269,022	16,398,872

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

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

Although we reported operating profits in 2015 and 2014 following an operating loss in 2013, we may not be able to achieve and sustain profitable operations in the future.  If we do not generate sufficient cash from operations, we will be required to obtain financing or reduce our level of expenditure or cash balance.  Such financing may not be available in the future, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be materially and adversely affected.

We depend on large orders from a relatively small number of customers for a substantial portion of our revenues.  The loss of one or more of our key customers could result in a loss of a significant amount of our revenues.

Historically, a relatively small number of customers account for a large percentage of our revenues.   Revenues from the provision of the perimeter security solution to the port of Mombasa, Kenya accounted for 14.2%, 5.7% and 5% of our revenues in 2013, 2014 and 2015, respectively.  The Israeli Ministry of Defense, or the MOD, and the Israeli Defense Forces, or the IDF, have accounted for a significant amount of our revenues. For the years ended December 31, 2013, 2014 and 2015, they accounted for 15%, 14.8% and 13.3% of our revenues, respectively. Revenues from the national electricity company in Latin America, or CFE, accounted for 6.4% and 18.1% of our revenues in 2014 and 2015, respectively. In 2013 revenues from this customer were less than 1% of our revenues.

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

Given the nature of our customers and products, we receive relatively large orders for projects from a relatively small number of customers. Consequently, a single order from one customer may represent a substantial portion of our sales in any one period and significant orders by any customer during one period may not be followed by further orders from the same customer in subsequent periods. Our sales and operating results are subject to very substantial periodic variations. Since quarterly performance is likely to vary significantly, our results of operations for any quarter or calendar year are not necessarily indicative of the results that we might achieve for any subsequent period. Accordingly, quarter-to-quarter and year-to-year comparisons of our operating results may not be meaningful. In addition, we have a limited order backlog that is generally composed of orders that are mostly fulfilled within a period of three to twelve months after receipt, which makes revenues in any quarter substantially dependent upon orders received in prior quarters.

We may be unable to successfully integrate our recent acquisitions to fully realize targeted synergies, revenues and other expected benefits of the acquisitions.

In January 2013, we purchased WebSilicon Ltd., an Israeli cyber security company whose products and services complement our physical security products and services, which later changed its name to CyberSeal Ltd. In April 2014 we acquired a U.S. based fiber-optic technology company which provides advanced solutions for sensing, security, and communication. These solutions include patented fiber-optic sensor technologies which provide security solutions for military bases, airports, power plants, water treatment facilities, pipelines, secure data networks and other critical infrastructures and high-value assets.

Achieving the targeted synergies, such as operating and long-term strategic cost-savings, of the acquisitions will depend in part upon whether we can continue to integrate their businesses and technologies in an efficient and effective manner. We may not be able to accomplish this integration process smoothly or successfully. The integration of our respective operations will require the dedication of significant management resources, which may distract management’s attention from day-to-day operations. Employee uncertainty and lack of focus during the integration process may also disrupt our business and result in undesired employee attrition. An inability of management to successfully integrate the operations into our business could have a material adverse effect on our business, results of operations and financial condition.

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

The global market for security, safety, site management solutions and products is highly fragmented and intensely competitive.  We compete principally in the market for perimeter intrusion detection systems, or PIDS, and turnkey projects and solutions.  Some of our competitors and potential competitors have greater research, development, financial and personnel resources, including governmental support.  We cannot assure you that we will be able to maintain the quality of our products relative to those of our competitors or continue to develop and market new products effectively. Continued competitive pressures could cause us to lose significant market share.

Increased competition and bid protests in a budget-constrained environment may make it more difficult to maintain our financial performance.

A substantial portion of our business is awarded through competitive bidding. Governments increasingly have relied upon competitive contract award types and multi-award contracts, which has the potential to create pricing pressure and increase our cost by requiring that we submit multiple bids and proposals. The competitive bidding process entails substantial costs and managerial time to prepare bids and proposals for contracts that may not be awarded to us or may be split among competitors. Multi award contracts require that we make sustained efforts to obtain task orders under the contract. Following award, we may encounter significant expenses, delays, contract modifications, or even loss of the contract if our competitors protest or challenge contracts that are awarded to us.

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

A significant portion of our business relates to designing, developing, and manufacturing advanced security, site management and systems and products.  New technologies may be untested or unproven. Failure of some of these products and services could result in extensive loss of life or property damage. Accordingly, we also may incur liabilities that are unique to our products and services. In some, but not all circumstances, we may be entitled to certain legal protections or indemnifications from our customers, either through regulatory protections, contractual provisions or otherwise. The amount of insurance coverage that we maintain may not be adequate to cover all claims or liabilities, and it is not possible to obtain insurance to protect against all operational risks and liabilities.

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

The market for our products may be affected by changing technology, requirements, standards and products, and we may be adversely affected if we do not respond promptly and effectively to these changes.

The market for our products may be affected by evolving technologies, changing industry standards, changing regulatory environments, new product introductions and changes in customer requirements.  The introduction of products embodying new technologies and the emergence of new industry standards and practices can render existing products obsolete and unmarketable.  Our future success will depend on our ability to enhance our existing products and to develop and introduce, on a timely and cost-effective basis, new products and product features that keep pace with technological developments and emerging industry standards. In the future:

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

Our products require sophisticated research and development, marketing and sales and technical customer support.  Our success depends on our ability to attract, train and retain qualified research and development, marketing and sales and technical customer support personnel.  Competition for personnel in all of these areas is intense and we may not be able to hire adequate personnel to achieve our goals or support the anticipated growth in our business.  If we fail to attract and retain qualified personnel, our business, operations and product development efforts would suffer.

Our financial results may be significantly affected by currency fluctuations.

Most of our sales are made in North America, Europe, Africa and Israel.  Our revenues are primarily denominated in dollars, Euros and NIS, while a portion of our expenses, primarily labor expenses, is incurred in NIS and Canadian Dollars.  Additionally, certain assets, especially trade receivables, as well as part of our liabilities are denominated in NIS.  As a result, fluctuations in rates of exchange between the dollar and non-dollar currencies may affect our operating results and financial condition.  The dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the dollar.  In addition, the value of our non-dollar revenues could be adversely affected by the depreciation of the dollar against such currencies.  Foreign currency fluctuations had a positive impact on our results of operations and we recorded foreign exchange income, net of $89,000, $2,331,000 and $969,000, in the years ended December 31, 2013, 2014 and 2015, respectively, we may incur exchange losses in the future. Our results of operations may continue to be materially affected by currency fluctuations in the future.

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

A large portion of our sales is to markets outside of Israel.  For the years ended December 31, 2013, 2014 and 2015 approximately 77.6%, 78.7% and 80.6%, respectively, of our revenues were derived from sales to markets outside of Israel.  A key component of our strategy is to continue to expand in such international markets.  Our international sales efforts are affected by costs associated with the shipping of our products and risks inherent in doing business in international markets, including:

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

We are a global security company with worldwide operations. Although approximately 59.7% of our sales in 2015 were generated in Israel, North America and Western Europe, we expect to derive an increasing portion of our sales and future growth from other regions or regime replacements which freeze the activity, budget allocation and execution decisions in these markets until the new regime is setting up, such as Africa or regime replacements which freeze the activity, budget allocation and execution decisions in these markets until the new regime is setting up, such as India, Latin America and Central and Eastern Europe, which may be susceptible to political or economic instability.

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

Cyber attacks or other breaches of network or information technology (IT) security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber attacks, malware, computer viruses and other means of unauthorized access.  While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain.  A failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation.  To date, we have not been subject to cyber attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

We may not be able to protect our proprietary technology and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon protecting our proprietary technology.  We have 7 patents and have 2 patent applications pending.  We also rely on a combination of trade secret and copyright law and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology.  It is our policy to protect our proprietary rights in our products and operations through contractual obligations, including confidentiality and non-disclosure agreements with certain employees, distributors and agents, suppliers and subcontractors.  These measures may not be adequate to protect our technology from third-party infringement, and our competitors may independently develop technologies that are substantially equivalent or superior to ours.  Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws.

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

Systems and information technology interruptions or cyber attacks could adversely impact our ability to operate.

Our operations rely on computer, information and communications technology and related systems.  From time to time, we may experience system interruptions and delays.  If we are unable to continually add software and hardware, effectively upgrade our systems and network infrastructure and take other steps to improve the efficiency of and protect our systems, our operations could be interrupted or delayed.  Our computer and communications systems and operations could be damaged or interrupted by natural disasters, telecommunications failures, acts of war, terrorism or similar events or disruptions.  Any of these or other events could cause system interruption, delays and loss of critical data, or delay or stoppage of our operations, and adversely affect our operating results.

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

We may in the future be classified as a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

U.S. holders of our ordinary shares may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company” or PFIC.  Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. If we are treated as a PFIC, U.S. Holders of shares (or rights) would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ordinary shares (or rights). In particular, any dividends paid by us, if any, would not be treated as “qualified dividend income” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.  We believe that we were not a PFIC for the taxable year of 2015.  However, since PFIC status depends upon the composition of our income and the market value of our assets from time to time, there can be no assurance that we will not become a PFIC in any future taxable year. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares(or rights).

Risks Relating to Our Location in Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

We are incorporated under the laws of Israel and our principal executive offices, as well as approximately half of our manufacturing and research and development facilities are located in the State of Israel.  As a result, political, economic and military conditions affecting Israel directly influence us.  Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations.

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2016.  In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as an escalation in terrorist attacks since October 2015 and extensive hostilities along Israel’s border with the Gaza Strip such as the missiles fired from the Gaza Strip into Israel during July-August 2014. Also, riots and uprisings in several countries in the Middle East and neighboring regions and armed conflicts, including by ISIS, have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations.   To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

Provisions of Israeli law may delay, prevent or make difficult a change of control and therefore depress the price of our shares.

Some of the provisions of Israeli law could discourage potential acquisition proposals, delay or prevent a change in control and limit the price that investors might be willing to pay in the future for our ordinary shares. Israeli corporate law regulates mergers and acquisitions of shares through tender offers, requires approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israel tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation or to taxation before his investment in the foreign corporation becomes liquid. These provisions may adversely affect the price of our shares.

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

We were incorporated under the laws of the State of Israel on March 27, 1984 under the name Magal Security Systems Ltd.  We are a public limited liability company under the Israeli Companies Law, 5759-1999, and operate under this law and associated legislation.  Our principal executive offices and primary manufacturing and research and development facilities are located near Tel Aviv, Israel, in the Yehud Industrial Zone.  Our mailing address is P.O. Box 70, Industrial Zone, Yehud 5621617, Israel and our telephone number is +972-3-539-1444.  Our agent for service of process in the United States is Senstar Inc., 13800 Coppermine Road, Second Floor, Herndon, Virginia 20171.  Our website address is www.magal-S3.com.  The information on our website is not incorporated by reference into this annual report.

We are a leading international provider of products and solutions for physical security, safety and site management. For more than 45 years, we have delivered products and tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations.

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

We intend to increase our revenues in the perimeter products segment and cyber security segment by (i) locating new channels to promote and market our products; (ii) maintaining technology leadership; (iii) investing in research and development; (iv) entering into OEM agreements; and (v) acquiring new technologies independently or through mergers and acquisitions.

  We established a new joint venture in India in 2012 and intend to continue to focus on and enhance our presence in emerging markets such as India and China, in order to increase our exposure to small and medium size business opportunities for both our perimeter products and solutions and turnkey projects segments.  In January 2013, we purchased WebSilicon Ltd., an Israeli cyber security company, which later changed its name to CyberSeal Ltd. CyberSeal products and services complement our physical security products and services. In April 2014 we acquired a U.S. based fiber-optic technology company which provides advanced solutions for sensing, and security. The fiber based products provide advantages to our overall security solutions and its technology adds key advanced fiber optic sensing technology to our offerings and strengthens our position in the market. Fiber optic sensors are gaining momentum in many regions and the new acquired technology may become one of our primary product lines.

Our capital expenditures for the years ended December 31, 2013, 2014 and 2015 were approximately $1.2 million, $0.7 million and $0.9 million, respectively.  These expenditures were principally for the purchase of vacant land in Cuernavaca, Mexico, on which we built facilities for our Mexican subsidiary and the purchase of vehicles, computers software, demo and promotional equipment. In addition, part of the acquisition of CyberSeal in 2013 was paid for in cash of approximately $2.6 million and the acquisition of the fiber company in 2014 was paid for in cash of approximately $4.3 million.

B.	Business Overview.

Overview and Strategy

We develop, manufacture, market and sell comprehensive lines of physical and cyber security products and systems to high profile customers.  Our systems are used in more than 80 countries to protect sensitive facilities, including national borders, military bases, power plants, airports, seaports, prisons, industrial sites, oil and gas facilities, Olympic villages and stadiums and municipalities from intrusion, terror, crime, sabotage or vandalism to infrastructure, assets and personnel.

Based on more than 45 years of experience and interaction with customers, we have developed a comprehensive set of solutions and products, optimized for perimeter, outdoor and general security applications.  Our portfolio of mission critical infrastructure and site protection technologies includes a variety of smart fences and barriers, fence mounted sensors, virtual (volumetric) fences and gates, buried and concealed detection systems and anti digging sensors to secure prisons, bank vaults and pipelines.  We deliver comprehensive IP technology and traditional closed circuit television, or CCTV, solutions, supported by our own Video Motion Detection, or VMD and Intelligent Video Analysis, or IVA.

With the addition of CyberSeal’s products and expertise, we are now able to address new markets and offer solutions incorporating cyber security for physical security networks as well as ICT (Industrial Control Systems) networks. With the addition of the newly acquired state of the art technology and expertise, we are able to expand our overall solution, offer a wider range of products and address new markets.

Our integrated solutions are based on a broad in-house product portfolio, complemented by OEM and third party products.  A typical turnkey solution is integrated and managed by our Fortis4G - a sophisticated, geospatial information system, or GIS, based command and control system. Fortis4G can also manage the cyber solutions that we provide.

A typical turnkey project consists of the following phases:

•	Studying and understanding customers’ requirements and conducting an environmental and site analysis;

•	Conducting a site and terrain survey;

•	Detailed planning that is focused and tailored around the users – first responders and operators in the command and control center(s);

•	Project Implementation - manufacturing, purchasing, integrating, testing and installing the solution;

•	Commissioning and training; and

•	Post-sales support, including upgrades, especially for the cyber security portion of our solutions.

Our revenues are principally derived from:

•	Sales of security products;

•	Installation of comprehensive security solutions and / or turnkey projects derived from process bids leading to fixed-price contracts; and

•	Services and maintenance based on post-sale maintenance contracts.

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

Emerging Opportunities

We believe that the proliferation of digital communication and information technology into the security market provides us with the opportunity to consolidate safety and site management with security applications.  Cities and municipalities, air and sea ports, chemical factories, Olympic villages and stadiums and critical infrastructure sites are currently utilizing the benefits of this approach to security management.  This integration allows users to share diverse sensors (such as cameras and emergency buttons), IT systems, traffic management tools, Cyber solutions and other resources and feed them into a single command and control platform.  Users from different departments within organizations can now share the same information, allowing for improved communication and coordination, whether it is a routine operation or crisis situation.  We believe that we are well positioned and are in the forefront of this emerging market opportunity.  We can also address the increasing cyber threats that the trend towards networking imposes on sites we traditionally protect with physical security.

The recent unrest in Africa and the Middle East along with terror by ISIS / Boco Haram / El Shabab and massive migration of refugees may require new requirements in these regions and in Europe.

Products and Services

General

Our principal physical and cyber security products and solutions include:

•	Perimeter Intrusion Detection Systems (PIDS);

•	CCTV systems, including a perimeter security Robot;

•	Pipeline security and third party interference (TPI) detection systems;

•	Passive and active cell phone detection systems;

•	Cyber security systems for security networks;

•	Life safety/duress alarm systems;

•	Command and control systems; and

•	Miscellaneous systems tailored for specific vertical market needs.

The following table shows the breakdown of our consolidated revenues for the calendar years 2013, 2014 and 2015 by operating segments:

	Years ended December 31,
	2013	2014	2015
	(In thousands)
Perimeter products	$30,551	$37,554	$30,761
Turnkey projects	20,137	39,198	34,128
Cyber security	1,638	1,329	1,596
Eliminations	(809)	(538)	(2,749)
Total	$51,517	$77,543	$63,736

Perimeter Security Products

Perimeter security products enable customers to monitor, limit and control access by unauthorized personnel to specific regions or areas.  High-end perimeter products are sophisticated in nature and are used for correctional facilities, borders, nuclear and conventional power plants, air and sea ports, military installations and other high security installations.  Two independent researches from 2012 (Frost & Sullivan and IMS Research), recognized our company as the number one provider of PIDS technology.

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

Fence Mounted Vibration Detection Systems

We offer various types of vibration detection systems. While less robust than taut wire installations, the adaptability of these systems to a wide range of pre-existing barrier structures makes these products viable alternatives for cost-conscious customers.  Our vibration detection devices are most effective when installed on common metal fabric perimeter systems, such as chain link or welded mesh. In our BARRICADE system, electro-mechanical sensors are attached to fence panels approximately three meters apart on any of several common types of fence structures.  Once attached to the fence, each sensor detects vibrations in the underlying structures.  The sensor system’s built-in electro-mechanical filtering combines with system input from a weather analysis to minimize the rate of false alarms from wind, hail or other sources of nuisance vibrations.  Our most recent product is the Fensor – an accelerometer based fence mounted vibration detection system that is capable of locating the exact location of an intrusion within 3 meters and is optimized for rigid fences such as palisade.

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

In the second quarter of 2014 we launched our latest coaxial cable based fence mounted ranging sensor – FlexZone. FlexZone can pinpoint intrusions to within ±3 m (±10 ft); it provides long physical zones (up to 600 m per processor) configurable through software to many smaller virtual zones. Power and data between processors is supported through the sensor cable and thus it reduces the requirement for multiple feeds per site. We intend to retire as soon as practical all the previous generations of triboelectric and electric cable fence sensors upgrading our offering and the legacy installed base to this new product.

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

FiberPatrol, our new fiber product, is also offered to protect pipelines against sabotage, or accidental third party interference (TPI), with the capability to protect up to 72 km of a pipeline with a single processor.

Electrical Field Disturbance Sensors

Terrain following volumetric sensors can detect intrusions before the intruder touches the sensor.  They can be installed on buildings, free-standing posts, existing fences, walls or rooftops, and will sense changes in the electrostatic field when events, such as intruders penetrating through the wires, take place.  The system’s tall, narrow, well contained detection zone allows the sensor to be installed in almost any application and minimizes nuisance alarms caused by nearby moving objects.  Our flagship product is X-Field; it consists of a set of four and up to eight parallel field sensing wires.

Microwave Products

We also offer a K-band all digital bi-static microwave system, designed for stable, reliable operation in extreme outdoor environments.  Coverage distance range from 5 meters to 200 meters. Older generations of X band microwaves are retired but still supported.

Perimeter Security Robot

In 2014, we introduced our new product for perimeter security, called RoboGuard, a robot that runs on an elevated rail along the perimeter of protected sites or border lines, carrying an assortment of sensors. The robot can respond promptly and rush to the exact zone or location where intrusions are suspected, or automatically patrol and inspect the fence integrity, looking for holes or suspicious nearby objects, by using a sophisticated laser scanner. The robot is powered by a removable battery, which is recharged automatically every few hours.

A typical RoboGuard configuration includes:

•	One or two fixed cameras with IR illuminators for fence surveillance;

•	One PTZ camera with IR illuminator; and

•	A two-way intercom in order to communicate with intercepted would-be intruders.

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

Cyber Security Solutions

In January 2013, we acquired CyberSeal and started to initiate our strategy to expand our product offerings to include cyber security solutions. This strategy was predicated on the ongoing convergence of physical and logical security.

Our new solutions monitor, detect and protect against abnormal network activity, both landline and wireless, within and close to protected sites.  The following new products were developed after the acquisition of CyberSeal:

•	Tungsten – A hardened managed switch with built in security capabilities to monitor unauthorized traffic which is optimized for outdoors security and ICS networks (Industrial Control System).

•	Vanadium - An IMSI Catcher Detector designed to protect cellular subscribers within a secured site against diversion of their mobile devices (calls and data) through unauthorized pseudo operators.

•	Rubidium – An easily operated SIEM (Security Information & Event Management) application, designed to manage CyberSeal’s products as well as third party network and cyber monitoring devices.

•
Gallium-PDS – An innovative passive detection system (PDS) for cell phones and other mobile devices.  Optimized for correctional facilities, Gallium-PDS detects and locates the use of illegal mobile devices to within an inmate’s cell.

Command and Control Systems

The development of communication and IT technology has significantly affected the security market.  Multiple security systems and technologies, sometimes supplied by different vendors, can now be integrated into a unified command and control system.  We offer three types of command and control systems:

•	Fortis4G – a fourth generation high-end comprehensive command and control system;

•	StarNet 2 - our new security management system, or SMS, was launched in the latter part of 2015 and replaces the legacy StarNet 100; and

•	Network Manager – a middleware (software) package which is essential for integration with 3rd party control systems and offers an entry level alarm management system called AIM.

Fortis 4G

FORTIS4G is our latest Physical Security Information Management (PSIM) system.  It is a comprehensive, wide area and real time command and control solution, designed for entities requiring management of security, safety and site management as well as cyber events (Integrated PSIM with SEIM).  It is designed to manage daily routines and site activities, security, regular and irregular events as well as crisis situations.

FORTIS4G architecture integrates with legacy systems and sensors from the physical and logical (cyber) levels through a configuration and business logic layer and up to the situational awareness and management levels.  It is based on a strong GIS engine (Geospatial Information System), which creates a common layer for inputs, outputs and presentation.  The GIS engine enables the display of synchronized information in time and space across all screens such as location of mobile forces, located alarms from stationary sensors, video of related cameras, pop-ups of associated radar screens and managed voice communication related to the managed area.  Real-time information enables security personnel to respond immediately, while maintaining a full two-way communication and situational awareness between the command and control center(s) and the first responder(s). The target markets for Fortis4G are safe city applications, airports, seaports, border and homeland security applications. Fortis4G incorporates the advanced video management capacities with full IVA features:

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

StarNet 2

StarNet 2, an SMS, is designed to manage basic sites, consisting of a PIDS with a few other devices.

Network Manager

Network Manager is a middleware (software) package interfacing between our family of PIDS sensors and any command and control solution, be it our own system or an external third party application. It is provided to integrators with a full software development kit to enable fast integration of our PIDS into any other SMS and physical security information system.  It offers an entry level operator display system called the Alarm Information Module (AIM), typically for management of a single PIDS sensor.

Other Products

Life Safety / Duress Alarm Systems

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

Marketing, Sales and Distribution

We believe that our reputation as a vendor of sophisticated security products in one of the world’s most security conscious countries often provides us and our sales representatives with direct access to senior government and corporate officials in charge of security matters elsewhere.

Our sales efforts focus on:

•
Products (mainly PIDS and cyber).  Products are sold indirectly through system integrators and distribution channels.  Due to the sophistication of our products, we often need to approach end-users directly and be in contact with system integrators; however sales are directed through third-parties.

•
Solutions.  This part of the business deals with end-customers or high-end system integrators.  We offer full comprehensive solutions, which include our in-house portfolio of products and products manufactured by third parties.  Solutions are focused around our core competencies -outdoor and cyber security, safety and site management.  In many cases we take responsibility for the full turnkey solution and we integrate and deliver a full solution, including civil works infrastructure, installation, training, warranty and after sale support. Cyber security is now offered as an integrated part of our comprehensive solutions.

In addition to our two main sales offices in Israel and Canada, we have sales offices in the United States, Mexico, the United Kingdom, Germany, Spain, Romania, Russia, China, Singapore, Malaysia and Australia. We also have a joint venture in India covering this emerging market.

Customers

The following table shows the geographical breakdown of our consolidated revenues for the three years ended December 31, 2015:

	Year Ended December 31,
	2013	2014	2015
	(In thousands)
North America	$13,614	$21,165	$17,749
South and Latin America	3,118	8,813	13,443
Israel	11,517	16,525	12,406
Europe	7,311	9,591	7,891
Africa	8,182	12,393	6,611
Others	7,775	9,056	5,636
Total	$51,517	$77,543	$63,736

For the years ended December 31, 2013, 2014 and 2015, revenues generated from sales to the MOD and IDF accounted for 15%, 14.8% and 13.3% of our revenues, respectively. Our revenues from the provision of the perimeter security solution to the port of Mombasa, Kenya accounted for 14.2%, 5.7% and 5% of our revenues in the years ended December 31, 2013, 2014 and 2015, respectively. In addition, revenues from the national electricity company in Latin America, or CFE, accounted for 6.4% and 18.1% of our revenues in 2014 and 2015, respectively. In 2013 revenues from this customer were less than 1% of our revenues. We cannot assure you that any of our major customers will maintain their level of business with us or that, if such business is reduced, other customers generating similar revenues will replace the lost business. The failure to replace these customers with one or more customers generating similar revenues will have a material adverse effect on our financial results.

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

For systems installed outside of Israel, maintenance is provided by an independent third party, by partners or by the end-user.  We also provide services, maintenance and support on an “as needed” basis. During the years ended December 31, 2013, 2014 and 2015, we derived approximately 16.7%, 8.6% and 16.6% of our total revenues, respectively, from maintenance and services.

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

We have development centers in Israel, Canada and the United States, each of which develops products and technologies based on its area of expertise:

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

Our research and development expenses during 2013, 2014 and 2015 were $4.4 million, $4.6 million and $4.8 million, respectively.  In addition to our own research and development activities, we also acquire know-how from external sources.  We cannot assure you that any of our research and development projects will yield profitable results in the future.

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

The PIDS market is very fragmented.  Our competition includes Elfar Ltd. and RB-Tec Ltd. in Israel, and outside of Israel our competitors are South West Microwave Inc., Future Fiber Technologies, Optasense, Detection Security Systems Inc., Fiber Sensys Inc., Geoquip Ltd., GPS Standard SpA, Cias Elettronica, Srl and Gallagher (Australia).

We believe that our principal competitors for our pipeline security products (FiberPatrol and PipeGuard) are Future Fibre Technologies Pty. Ltd., Optasense, OmniSense and FOTech and that our principal competitors for personal emergency location systems are Actall Corp. and Visonic Networks.

There are a large number of entrants into the cyber security market which is still in its embryonic phase, but is expected to mature and grow rapidly over the next few years.

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

Intellectual Property Rights

We have 7 patents issued and have 2 patent applications pending in the U.S. and in several other countries and have obtained licenses to use proprietary technologies developed by third parties.  We cannot assure you:

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

We have registered trademarks for ULTRAWAVE design, E-FIELD, FIBERPATROL, FLARE, FLEXPI, FLEXPS, FLEXZONE, GUIDAR, INTELLI-FIELD, LOGO DESIGN (old Senstar), MISCELLANEOUS DESIGN (Stellar logo), OMNITRAX, PANTHER, PERIMITRAX, PINPOINTER, REPELS, SENNET, SENSTAR, SENSTAR & DESIGN, SENTIENT, XFIELD, MAGAL, DTR, FORTIS, DREAMBOX, MAESTRO DB, FENSOR and ROBOGUARD.

INTELLI-FLEX, INTELLIFIBER, STARLED, STARNET, ARMOURFLEX, FLASH, FLEXZONE, CYBERSEAL, the Magal logo, Tungsten, Rubidium, Gallium-PDS, Vanadium and all other marks used to identify particular products and services associated with our businesses are unregistered trademarks.  Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

Government Regulations

Current Israeli governmental policy encourages the export of security related products to approved customers, as long as the export is consistent with Israeli government policy.  We are also subject to regulations related to the export of “dual use” items (items that are typically sold in the commercial market, but which may also be used for military use).  Israel enhanced enforcement of export control legislation under the Defense Export Control Law, 2007, under which a license is required to initiate marketing activities and a specific export license is required for any hardware, software and knowhow exported from Israel.  The law provides for certain exemptions from the licensing requirement and broadens certain areas of licensing, particularly with respect to transfer of technology.

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

C.            Organizational Structure.

We have wholly owned active subsidiaries that operate in Israel (CyberSeal), Canada, the United States, Colombia, Germany, Mexico, the United Kingdom, Romania and Spain. We also own 51% of the outstanding capital stock of our Indian subsidiary.   Set forth below are our significant subsidiaries.

Subsidiary Name	Country of Incorporation/Organization	Ownership Percentage
Senstar Corp	Canada	100%
Senstar Inc.	United States	100%
Senstar Latin America, S.A. DE C.V	Mexico	100%

D.            Property, Plants and Equipment.

We own a two-story 2,533 square meter facility located on a 4,352 square meter parcel in the Yehud Industrial Zone, Israel, which is used as our principal facility.  Approximately 600 square meters are devoted to administrative, marketing and management functions and approximately 800 square meters are used for engineering, system integration and customer service.  We use the remaining area of approximately 1, 100 square meters for production management and production operations, including manufacturing, assembly, testing, warehousing, shipping and receiving.  We also lease a one-story 810 square meter facility located on a 1,820 square meter parcel in the Yehud Industrial Zone for $102,000 per year for use in production and operations.  The lease terminates in 2029.  The products that we manufacture at our facilities in the Yehud Industrial Zone include our taut-wire intrusion detection systems, our vibration detection systems, our video-motion detection systems, Fortis4G, MTC-1500, MSS-1500 and other perimeter systems.

We own a 33,000 square foot facility in Carp, Ontario, Canada.  Approximately 9,000 square feet are devoted to administrative, marketing and management functions, and approximately 8,000 square feet are used for engineering, system integration and customer service.  We use the remaining area of approximately 16,000 square feet for production operations, including cable manufacturing, assembly, testing, warehousing, shipping and receiving.  We own an additional 182,516 square feet of vacant land adjacent to this property, which is being held for future expansion.  We also lease 358,560 square feet of land near this facility for use as an outdoor sensor test and demonstration site for our products including the Omnitrax buried cable intrusion detection system, the X-Field volumetric system, the FlexZone microphonic fence detection system, Flash and Flare, and various perimeter monitoring and control systems.  The lease for this site is approximately $3,500 per year plus taxes under a lease that expires in November 2024.  In addition, we lease a 1,900 square feet facility adjacent to our Carp, Ontario property for use as additional storage and system integration space under a month to month tenancy costing approximately $1,300 per month.

In June 2012, we purchased 1,408 square meters of vacant land in Cuernavaca, Mexico, on which we built a 999 square meter facility for our Mexican subsidiary. This facility officially opened in August 2013.

We also lease small office spaces in China, Germany, Romania, Spain, the United Kingdom, India and Singapore and have offices in Virginia, Pennsylvania and California in the United States. The aggregate annual rent for such offices was approximately $615,000 in 2015.

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

Perimeter Products Segment

The Perimeter Products segment sells its products worldwide and this segment includes mainly the operations of Senstar Canada, Senstar Germany, Senstar UK, Senstar Inc. and Senstar U.S. as one reporting unit within the Perimeter Products segment.  The Israeli operations of the Perimeter Products segment are considered as separate reporting units within that segment.

Turnkey Projects Segment

The Turnkey Projects segment has operations worldwide and the segment includes a number of reporting units operating in Israel, Mexico, Romania, Colombia, India, Spain and a division of Senstar Canada.

Cyber Security Segment

The Cyber Security segment operates mainly in the U.S. and in Israel. As of December 31, 2015, this segment mainly includes the operations of CyberSeal Ltd.

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

Key Performance Indicators and Sources of Revenues

Our management believes that our revenues and operating income are the two key performance indicators for our business.

Our revenues from our perimeter products, turnkey projects and Cyber segments for the three years ended December 31, 2015 were as follows:

	Year Ended December 31,
	2013	2014	2015
	(In thousands)
Perimeter products	$30,551	$37,554	$30,761
Turnkey projects	20,137	39,198	34,128
Cyber	1,638	1,329	1,596
Eliminations	(809)	(538)	(2,749)
Total	$51,517	$77,543	$63,736

The decrease in revenues from products and turnkey projects was primarily due to the completion of several projects in certain territories at the end of 2014. In addition, we faced a decrease in governmental spending in certain territories in 2015, while in 2014, we benefited  from an increase in governmental spending in certain territories compared to 2013.

Our operating income (loss) from our perimeter products, turnkey projects and Cyber segments for the three years ended December 31, 2015 were as follows:

	Year Ended December 31,
	2013	2014	2015
	(In thousands)
Perimeter products	$542	$6,770	$6,023
Turnkey projects	(3,571)	(148)	1,095
Cyber	(1,184)	(4,995)	(1,684)
Eliminations	(306)	(204)	(1,045)
Total	$(4,519)	$1,423	$4,389

Our operating profit improved in 2015 as a result of profitable operations in the turnkey projects segment and a $3.3 million decrease in the operating loss of our Cyber segment which recorded charges of $2.4 million for the impairment of goodwill and intangible assets in the year ended December 31, 2014.  We also benefitted from  the positive impact of the depreciation of the NIS and the CAD against the U.S. dollar in 2015.

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

Growth Strategy

In the last quarter of 2013 we adopted a growth strategy beyond the core of our PIDS activity. Pursuant to this growth strategy, we determined to focus our business on our sensor activity, expand our sales channels and close certain technology gaps in response to new demands in the market place.  We intend to continue to implement the plan though organic growth and investment through in the acquisition of businesses, products and technologies that complement our security business within the PIDS and Cyber fields.

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

Competition

The global market for safety, security, site management solutions and products is highly fragmented and intensely competitive.  It is characterized by changing technology, new product introductions and changing customer requirements.  We compete principally in the market for perimeter intrusion detection systems, or PIDS, and turnkey projects and solutions.  Some of our competitors and potential competitors have greater research, development, financial and personnel resources, including governmental support.  We cannot assure you that we will be able to maintain the quality of our products relative to those of our competitors or continue to develop and market new products effectively. Continued competitive pressures could cause us to lose significant market share.

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

Depreciation and Amortization. The amount of depreciation and amortization attributable to our perimeter products, turnkey projects and Cyber segments for the three years ended December 31, 2015 were as follows:

	Years Ended December 31,
	2013	2014	2015
	(in thousands)
Perimeter products	$606	$1,006	$787
Turnkey projects	629	641	602
Cyber	484	320	114
Total	$1,719	$1,967	$1,503

Impairment of goodwill and intangible assets. During 2014, there was a significant decrease in our legacy Cyber activities. Based on the annual impairment test conducted during the fourth quarter of 2014, we concluded that an impairment charge with respect to our goodwill and intangible assets associated with the Cyber segment was required.  Accordingly, we recorded a non-cash $2.4 million impairment charge with respect to goodwill and intangible assets attributable to our Cyber segment. During the years ended December 31, 2013 and 2015, the Company did not record any impairment charges relating to the goodwill.

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

Revenue Recognition

We generate our revenues mainly from (i) long-term fixed price contracts for installation of comprehensive turnkey systems; (ii) sales of products; and (iii) services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts.

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

Fees are payable upon completion of agreed upon milestones and subject to customer acceptance. Revenues recognized in advance of contractual billing are recorded as unbilled accounts receivable.  The period between most instances of advanced recognition of revenues and the billing of the customers generally ranges between one to six months.  As of December 31, 2015, we had recorded $5.6 million of such unbilled receivables.

We also sell security products to customers according to customer orders without performing any installation work. Revenues from security product sales are recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements,” or SAB No. 104, when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is probable. Customers do not have a right to return the products.

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

During the years ended December 31, 2013, 2014 and 2015 we recorded inventory write-offs from continuing operations in the amounts of $0.6 million, $0.4 million and $0.5 million, respectively.  Such write-offs were included in cost of revenues.

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

As of December 31, 2015, we had a net deferred tax asset of $0.9 million attributable to our subsidiaries.  We had total estimated available tax loss carryforwards of $11.8 million with respect to our operations in Israel, and our non-Israeli subsidiaries had estimated total available tax loss carryforwards of $10.1 million, of which $7.1 million was attributable to our U.S. subsidiaries, which may be used as an offset against future taxable income for periods ranging between 1 and 20 years.  As of December 31, 2015, we recorded a partial valuation allowance on these carryforward tax losses due to the uncertainty of their future realization.  Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

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

The goodwill on our balance sheet as of December 31, 2015 relates to certain of our subsidiaries within the Perimeter Products segment (including with respect to our acquisition of a U.S. based fiber company in 2014) and to our Cyber segment.

The material assumptions used for the goodwill annual impairment test for the Perimeter Products segment, according to the income approach for 2015 were five years of projected net cash flows, a weighted average cost of capital rate of 16% and a long-term growth rate of 1%. Our company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill. During the years ended December 31, 2013, 2014 and 2015, we did not record any impairment charges relates to the goodwill allocated to the reporting unit within the Perimeter Products segment.

The material assumptions used for the goodwill annual impairment test for the Cyber segment (which comprises one reporting unit), according to the income approach for 2015 were five years of projected net cash flows, a weighted average cost of capital rate of 16% and a long-term growth rate of 3%. We considered current market conditions when determining the discount and growth rates to use in our analyses. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill.

During the years ended December 31, 2013 and 2015, we did not record any impairment charges.

In our 2014 annual impairment test, the first step indicated that the carrying amount of such reporting unit, including goodwill, exceeded its fair value. The second step was then conducted in order to measure the amount of impairment loss, by means of a comparison between the implied fair value of the goodwill and the carrying amount of the goodwill. In the second step, we assigned the fair value of the reporting unit within the Cyber segment, as determined in the first step, to the reporting unit’s individual assets and liabilities, including intangible assets. The excess of the fair value of the Cyber segment reporting unit over the amounts assigned to its assets and liabilities represented the amount of the implied fair value of goodwill. The carrying amount of the goodwill over its implied fair value represented an impairment loss of goodwill in the amount of $2.1 million.

Intangible assets

Our intangible assets are comprised of patents, acquired technology, customer relations and backlog. Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350, “Intangibles - Goodwill and Other.”

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

During 2014, we recorded an impairment charge for intangible assets allocated to the reporting unit within the Cyber segment in the amount of $ 0.3 million. During the years ended December 31, 2013 and 2015, we did not record any impairment charges relating to intangible assets.

Functional Currency and Financial Statements in U.S. Dollars

While our functional currency in Israel is the NIS, our reporting currency is the U.S. dollar.  Translation adjustments resulting from translating our financial statements from NIS to the U.S. dollar are reported as a separate component in shareholders’ equity.  As of December 31, 2013, 2014 and 2015, our foreign currency translations totaled $4.6 million, $0.6 million and $0.4 million, respectively.

During the years ended December 31, 2013, 2014 and 2015, we recorded accumulated foreign currency translation loss of approximately $0.9 million, $1.8 million and $3.9 million, respectively.  As of December 31, 2013, 2014 and 2015, foreign currency translation adjustments, net of $3.9 million, $2 million and $(1.9) million, respectively, were included under “accumulated other comprehensive income.”

The first step in the translation process is to identify the functional currency for each entity included in the financial statements.  The accounts of each entity are then “re-measured” in its functional currency.  All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate. Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction.

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

Of our cash and cash equivalents and short-term and restricted bank deposits at December 31, 2015, $16.3 million was deposited with major Israeli banks.  An additional $14.9 million was deposited mainly with the Royal Bank of Canada, BBVA Bankcomer, Comerica Bank, Deutsche Bank, La Caixa and TD Bank. Cash and cash equivalents deposited with U.S. banks or other banks may be in excess of insured limits and are not insured in other jurisdictions.  Generally these deposits maybe redeemed upon demand and therefore bear low risk.

The short-term and long-term trade receivables and the unbilled accounts receivable of our company and our subsidiaries are derived from sales to large and solid organizations located mainly in Israel, the United States, Canada, Africa, Mexico and Europe.  We perform ongoing credit evaluations of our customers and to date have not experienced any material losses.  An allowance for doubtful accounts is determined with respect to those amounts that we have determined to be doubtful of collection and in accordance with an aging policy.  In certain circumstances, we may require letters of credit, other collateral or additional guarantees.  During the years ended December 31, 2013, 2014 and 2015 we recorded $0.2 million, $1.2 million and $0.7 million of expenses related to doubtful accounts, respectively.  As of December 31, 2015, our allowance for doubtful accounts amounted to $2.3 million.

We have no significant off-balance sheet concentration of credit risks, such as foreign exchange contracts or foreign hedging arrangements, except derivative instruments, which are detailed below.

Results of Operations

In 2015, we faced a decrease in governmental spending in certain territories compared to 2014, while in 2014, we benefitted from an increase in governmental spending in certain territories compared to 2013. We believe that this trend is continuing and that government spending in certain territories will continue to decline.

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

The following table presents certain financial data expressed as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
Revenues	100%	100%	100%
Cost of revenues	60.3	55.5	51.3
Gross profit	39.7	44.5	48.7
Operating expenses:
Research and development, net	8.6	5.9	7.6
Selling and marketing, net	24.8	22.1	23.2
General and administrative	15.1	11.5	11.0
Impairment of goodwill and intangible assets	-	3.1	-
Operating income (loss)	(8.8)	1.8	6.9
Financial income (expenses), net	0.1	2.6	1.0
Income (loss) before income taxes	(8.7)	4.4	7.9
Taxes on income	(0.1)	(0.1)	(3.0)
Net income (loss)	(8.8)	4.3	4.9

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

Revenues. Revenues decreased by 17.8% to $63.7 million for the year ended December 31, 2015 from $77.5 million for the year ended December 31, 2014.  Revenues from sales of perimeter systems decreased by 18% to $30.8 million in 2015 from $37.6 million in 2014, primarily due to the depreciation of the NIS and the CAD against the U.S. dollar and to the completion of a large order in 2014 in North America.  Revenues from turnkey projects decreased by 12.9% to $34.1 million in 2015 from $39.2 million in 2014, primarily due to a decrease in governmental spending.

Cost of revenues. Cost of revenues decreased by 24% to $32.7 million for the year ended December 31, 2015 from $43 million for the year ended December 31, 2014.  This decrease was primarily due to the decrease in revenues.  Cost of revenues as a percentage of revenues decreased to 51.3% in 2015 from 55.5% in 2014, primarily due to the mix of products sold and projects completed and  the depreciation of the NIS and the CAD against the U.S. dollar in 2015.

Research and development expenses, net.  Research and development expenses, net increased by 4.6% to $4.8 million for the year ended December 31, 2015 from $4.6 million for the year ended December 31, 2014.

Selling and marketing expenses, net.  Selling and marketing expenses, net decreased by 13.7% to $14.8 million for the year ended December 31, 2015 from $17.1 million for the year ended December 31, 2014.  The decrease in selling and marketing expenses in 2015 was primarily due to a decrease in sales commissions as a result of the decrease in revenues and due to the positive impact of the depreciation of the NIS and the CAD against the U.S. dollar in 2015. Selling and marketing expenses amounted to 23.2% and 22.1% of revenues in 2015 and 2014, respectively.

General and administrative expenses.  General and administrative expenses decreased by 21% to $7 million for the year ended December 31, 2015 from $8.9 million for the year ended December 31, 2014.  The decrease in general and administrative expenses in 2015 was primarily due to a decrease in compensation to our management, as well as due to the positive impact of the depreciation of the NIS and the CAD against the U.S. dollar in 2015. General and administrative expenses amounted to 11% of revenues in 2015 compared to 11.5% in 2014.

Operating income.  We had operating income of $4.4 million for the year ended December 31, 2015 compared to operating income of $1.4 million for the year ended December 31, 2014.  The operating income (loss) of our business segments for the years ended December 31, 2015 and 2014 were as follows:

	Year Ended December 31,
	2014	2015
	(In thousands)
Perimeter products	$6,770	$6,023
Turnkey projects	(148)	1,095
Cyber	(4,995)	(1,684)
Eliminations	(204)	(1,045)
Total	$1,423	$4,389

Our perimeter products segment recorded operating income of $6 million for the year ended December 31, 2015 compared to operating income of $6.8 million for the year ended December 31, 2014, primarily as a result of a decrease in sales due to a large order that we completed in 2014 in North America. Our turnkey project segment recorded operating income of $1.1 million in the year ended December 31, 2015 compared to an operating loss of $0.1 million for the year ended December 31, 2014. Our Cyber segment recorded an operating loss of $1.7 million in the year ended December 31, 2015 compared to an operating loss of $5.0 million for the year ended December 31, 2014, mainly due to the $2.4 million of charges for the impairment of goodwill and intangible assets we recorded in the year ended December 31, 2014.

Financial income, net.  Our financial income, net, for the year ended December 31, 2015 was $0.6 million compared to financial income, net of $2.0 million for the year ended December 31, 2014.  The decrease in financial income in 2015 was primarily attributable to lower foreign exchange rate income, net in the year ended December 31, 2015 compared to foreign exchange rate income, net in the year ended December 31, 2014.

Income taxes. We recorded taxes on income of $1.9 million for the year ended December 31, 2015 compared to taxes on income of $0.1 million for the year ended December 31, 2014. The increase in taxes in 2015 was primarily due to increased withholding taxes that were paid by some of our subsidiaries.

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

Revenues.  Revenues increased by 50.5% to $77.5 million for the year ended December 31, 2014 from $51.5 million for the year ended December 31, 2013.  Revenues from sales of perimeter systems increased by 22.9% to $37.6 million in 2014 from $30.6 million in 2013, primarily due to improved economic conditions in North America and Europe.  Revenues from turnkey projects increased by 94.7% to $39.2 million in 2014 from $20.1 million in 2013, primarily due to the release of government budgets.

Cost of revenues. Cost of revenues increased by 38.6% to $43 million for the year ended December 31, 2014 from $31.1 million for the year ended December 31, 2013.  This increase was primarily due to the increase in revenues.  Cost of revenues as a percentage of revenues decreased to 55.5% in 2014 from 60.3% in 2013, primarily due to the higher volume of revenues in 2014 compared to 2013. Our cost of revenues as a percentage of revenues was negatively impacted by the appreciation of the NIS and the CAD against the U.S. dollar in 2014.

Research and development expenses, net.  Research and development expenses, net increased by 4.4% to $4.6 million for the year ended December 31, 2014 from $4.4 million for the year ended December 31, 2013. The increase in research and development expenses in 2014 was primarily due to the acquisition of the fiber company.

Selling and marketing expenses, net.  Selling and marketing expenses, net increased by 34% to $17.1 million for the year ended December 31, 2014 from $12.8 million for the year ended December 31, 2013.  The increase in selling and marketing expenses in 2014 was primarily due to the acquisition of the fiber company, the launch of new products and an increase in sales commissions as a result of the increase in revenues. Selling and marketing expenses amounted to 22.1% and 24.8% of revenues in 2014 and 2013, respectively.

General and administrative expenses.  General and administrative expenses increased by 14.2% to $8.9 million for the year ended December 31, 2014 from $7.8 million for the year ended December 31, 2013.  The increase in general and administrative expenses in 2014 was primarily due to the acquisition of the fiber company as well as increased compensation to our management arising from our annual performance. General and administrative expenses amounted to 11.5% of revenues in 2014 compared to 15.1% in 2013.

Impairment of goodwill and intangible assets.  Impairment of goodwill and intangible assets amounted to $2.4 million for the year ended December 31, 2014, which related to our Cyber segment.  Impairment of goodwill and intangible assets amounted to 3.1% of revenues in 2014.

Operating income.  We had operating income of $1.4 million for the year ended December 31, 2014 compared to an operating loss of $4.5 million for the year ended December 31, 2013.  The operating income (loss) of our business segments for the years ended December 31, 2014 and 2013 were as follows:

	Year Ended December 31,
	2013	2014
	(In thousands)
Perimeter products	$542	$6,770
Turnkey projects	(3,571)	(148)
Cyber	(1,184)	(4,995)
Eliminations	(306)	(204)
Total	$(4,519)	$1,423

Our perimeter products segment recorded operating income of $6.8 million for the year ended December 31, 2014 compared to operating income of $0.5 million for the year ended December 31, 2013, primarily as a result of an increase in sales due to improvement in economic condition in North America and Europe. Our turnkey project segment recorded an operating loss of $0.1 million in the year ended December 31, 2014 compared to an operating loss of $3.6 million for the year ended December 31, 2013. Our Cyber segment recorded an operating loss of $5.0 million in the year ended December 31, 2014, mainly due to charges for the  impairment of goodwill and intangible assets in the amount of $2.4 million.

Financial income, net.  Our financial income, net, for the year ended December 31, 2014 was $2 million compared to financial income, net of $0.1 million for the year ended December 31, 2013.  The increased in financial income in 2014 was primarily attributable to $2.3 million of foreign exchange rate income, net in the year ended December 31, 2014.

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

Seasonality

Our operating results are characterized by a seasonal pattern, with a higher volume of revenues towards the end of the year and lower revenues in the first part of the year.  This pattern, which is expected to continue, is mainly due to two factors:

•	our customers are mainly budget-oriented organizations with lengthy decision processes, which tend to mature late in the year; and

•	due to harsh weather conditions in certain areas in which we operate during the first quarter of the calendar year, certain projects and services are put on hold and consequently revenues are delayed.

Our revenues are dependent on government procurement procedures and practices, and because we receive large product orders from a relatively small number of customers, our revenues and operating results are subject to substantial periodic variations.

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

We sell most of our products in Africa, Latin America, North America, Europe and Israel.  Our financial results, which are reported in U.S. dollars, are affected by changes in foreign currency.  Our revenues are primarily denominated in U.S. dollars, Euros, Mexican Peso and NIS, while a portion of our expenses, primarily labor expenses, is incurred in NIS, CAD and Mexican Peso.  Additionally, certain assets, especially cash, trade receivables and other accounts receivables, as well as part of our liabilities are denominated in NIS and CAD.  As a result, fluctuations in rates of exchange between the U.S. dollar and non-U.S. dollar currencies may affect our operating results and financial condition.  The dollar cost of our operations in Israel and Canada may be adversely affected by the appreciation of the NIS and the CAD against the U.S. dollar.  In addition, the value of our non-U.S. dollar revenues could be adversely affected by the depreciation of the U.S. dollar against such currencies.

The appreciation of the NIS, the Mexican Pesos and the CAD in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked assets and the U.S. dollar amounts of any unlinked liabilities and increasing the U.S. dollar value of revenues and expenses denominated in other currencies.  Conversely, the depreciation of the NIS, the Mexican Peso and the CAD in relation to the U.S. dollar has the effect of reducing the U.S. dollar value of any of our liabilities which are payable in NIS, Mexican Pesos or in Canadian dollars (unless such costs or payables are linked to the U.S. dollar).  Such depreciation also has the effect of decreasing the U.S. dollar value of any asset that is denominated in NIS, Mexican Pesos and CADs or receivables payable in NIS, Mexican Pesos or CAD (unless such receivables are linked to the U.S. dollar).  In addition, the U.S. dollar value of revenues and expenses denominated in NIS, Mexican Pesos or CAD would increase.  Because foreign currency exchange rates fluctuate continuously, exchange rate fluctuations may have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %

2011	2.2	7.7	(5.5)
2012	1.6	(2.3)	3.9
2013	1.8	(7.0)	8.8
2014	(0.2)	12.0	(12.2)
2015	(1.0)	(0.3)	(0.7)

In addition, the U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the CAD.  In 2013, 2014 and 2015 the CAD appreciated against the U.S. dollar by 6.8%, 8.9% and 19.7%, respectively.

In 2015, foreign currency fluctuations had a positive impact on our results of operations as we recorded foreign exchange income, net of $1 million, compared to $2.3 million of foreign exchange income, net in 2014.  We expect that our results of operations will continue to be affected by currency fluctuations in the future.

In 2013, we entered into forward exchange contracts to hedge some of our foreign currency exposure relating to bank deposits and unbilled accounts receivable denominated in foreign currencies.  We recorded $39,000 in financial income from such contracts in 2013. During 2014 and 2015, we did not enter into such contracts.

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

Effective Corporate Tax Rate

The Israeli corporate tax rate was 25% in 2013 and 26.5% in 2014 and 2015. Beginning January 1, 2016, the Israeli corporate tax rate was reduced to 25%.

On December 5, 2011, the “Knesset” (Israeli parliament) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 (“the Law”) which, among others, cancels effective from 2012, the scheduled reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25%, as above, the real capital gain tax rate and the real betterment tax rate were also increased accordingly.

On August 5, 2013, the “Knesset” issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 (“the Budget Law”), which consists, among others, of fiscal changes whose main aim is to enhance the collection of taxes in those years.

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

As of December 31, 2015, we had net deferred tax assets of $0.9 million attributable to our subsidiaries.  We had total estimated available carryforward tax losses of $11.8 million with respect to our operations in Israel to offset against future taxable income.  We have recorded a full valuation allowance for such carryforward tax losses due to the uncertainty of their future realization. As of December 31, 2015, our subsidiaries outside of Israel had estimated total available carryforward tax losses of $10.1 million, which may be used as an offset against future taxable income for periods ranging between 1 and 20 years.  Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state tax law provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

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

B.            Liquidity and Capital Resources

Our working capital at December 31, 2015 and 2014 was $44 million and $45.8 million, respectively.  Cash and cash equivalents amounted to $27.3 million at December 31, 2015 compared to $21.6 million at December 31, 2014.  Short-term and long-term deposits, restricted bank deposits and escrow deposits amounted to $4 million at December 31, 2015 compared to $11 million at December 31, 2014.  Our cash and cash equivalents, short and long-term bank deposits are held in various banks, mainly in U.S. dollars, Euros, NIS and CAD.

From our inception until our initial public offering in March 1993, we financed our activities mainly through cash flow from operations and bank loans.  In March 1993, we received proceeds of $9.8 million from our initial public offering of 1,380,000 ordinary shares.  Subsequently, we made follow-on public offerings, in February 1997 (of 2,085,000 ordinary shares) and in April 2005 (of 1,700,000 ordinary shares), in which we raised $9.4 million and $14.9 million, respectively.  To allow us to begin to implement our 2010 strategic plan, on September 8, 2010, KI Corporation Limited, a company affiliated with Mr. Nathan Kirsh, our former principal shareholder, provided us with a bridge loan of $10.0 million.  To repay the loan and to raise permanent capital for general working capital purposes including facilitating the implementation of our new business strategy, in July and August 2011 we raised $16.2 million from a rights offering of 5,273,274 ordinary shares and a private placement of 150,000 of our ordinary shares.

On August 7, 2013 we obtained a bank loan in the amount of $2.5 million bearing annual interest of Libor + 3.4%. We repaid the loan in 2015.

We expect that our total research and development expenses in 2016 will be approximately $5.4 million. Our research and development plan for 2016 covers the following main areas:

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

We believe that our cash and cash equivalents, bank facilities, bank deposits and our expected cash flows from operations in 2016 will be sufficient to meet our ongoing cash requirements through 2016.  However, our liquidity could be negatively affected by a decrease in demand for our products, including the impact of potential reductions in customer purchases that may result from the current general economic climate.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2013	2014	2015
	(in thousands)
Net cash provided by (used in) operating activities	(2,590)	(1,710)	5,458
Net cash provided by (used in) investing activities	(5,760)	(3,643)	6,397
Net cash provided by (used in) financing activities	2,583	(2,783)	(3,968)
Effect of exchange rate changes on cash and cash equivalents	1,218	(2,497)	(2,170)
Increase (decrease) in cash and cash equivalents	(4,549)	(10,633)	5,717
Cash and cash equivalents at the beginning of the year	36,784	32,235	21,602
Cash and cash equivalents at the end of the year	$32,235	$21,602	$27,319

Net cash provided by operating activities was approximately $5.5 million in the year ended December 31, 2015 compared to net cash used in operating activities of approximately $1.7 million in the year ended December 31, 2014 and net cash used in operating activities of $2.6 million in the year ended December 31, 2013.  Net cash provided by operating activities in the year ended December 31, 2015 was primarily attributable to 2015 income, as well as a decrease of $6.3 million in trade receivables, net, an increase of $1.4 million in customer advances and $1.5 million of depreciation and amortization expenses. This was offset in part by a decrease of $3.4 million in trade payables and other accounts payable and accrued expenses, an increase of $1.6 million in unbilled accounts receivables, an increase of $0.6 million in inventory, a decrease of $0.6 million in accrued severance pay, net and an increase of $0.4 million in long-term trade receivables.

Net cash used in operating activities in the year ended December 31, 2014 was primarily attributable to an increase of $9.9 million in trade receivables, net, an increase of $1.9 million in unbilled accounts receivables and a decrease of $2.7 million in customer advances. This was offset in part by 2014 income, as well as an increase of $3.1 million in other accounts payable, an increase of $2.7 million in trade payables, $2.4 million of impairment of goodwill and intangible assets charges and $2 million of depreciation and amortization expenses.

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

Net cash provided in investing activities was approximately $6.4 million in the year ended December 31, 2015 compared to net cash used in investing activities of approximately $3.6 million for the year ended December 31, 2014 and net cash used in investing activities of approximately $5.8 million for the year ended December 31, 2013. In the year ended December 31, 2015, our net cash used in investing activities was primarily attributable to release of short-term bank deposits, long-term bank deposits and restricted deposit of $7.8 million. These amounts were offset in part by purchase of property and equipment for $0.9 million and investment in short-term deposits for $0.6 million. In the year ended December 31, 2014, our net cash used in investing activities was primarily attributable to short-term deposits, net of sale of short-term bank deposits for $1.9 million, payments for business acquisitions of the U.S. based fiber company for $3.9 million and a purchase of property and equipment for $0.7 million. These amounts were offset in part by the release of long-term bank deposits and restricted deposit of $2.8 million.

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

In the year ended December 31, 2015, net cash used in financing activities was $4 million, primarily due to the repayment of short-term and long-term bank debt of $4.5 million. These amounts were offset in part by $0.5 million proceeds from issuance of shares upon exercise of options and employee stock purchase plan.

In the year ended December 31, 2014, net cash used in financing activities was $2.8 million, primarily repayment of short-term and long-term bank debts by $3.3 million. These amounts were offset in part by $0.5 million proceeds from issuance of shares upon exercise of options and employee stock purchase plan.

In the year ended December 31, 2013, net cash provided by financing activities was $2.6 million, primarily attributable to $2.5 million of proceeds from long-term bank debt.

We had capital expenditures of approximately $1.2 million, $0.7 million and $0.9 million in the years ended December 31, 2013, 2014 and 2015, respectively.  These capital expenditures were principally for computers, other machinery and equipment and for expanding and renovating our facilities.  We estimate that our capital expenditures for 2016 will total approximately $1.1 million.  We expect to finance these expenditures primarily from our cash and cash equivalents and our operating cash flows.  However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions and changes in the demand for our products. In addition, approximately $2.6 million of the CyberSeal acquisition was paid in cash and $4.3 million of the fiber company’s purchase price was paid in cash.

Credit Lines and Other Debt

As of December 31, 2015 we did not have any short-term or long-term bank borrowings. Short-term and long-term bank borrowings at December 31, 2014 totaled $4.4 million.  Our highest level of short-term and long-term bank borrowings in the years ended December 31, 2014 and 2015 was $8 million and $4.4 million, respectively.

As of December 31, 2015, we had credit lines with Bank Leumi Le-Israel B.M., or Bank Leumi, Union Bank of Israel Ltd., or Union Bank, and Bank Hapoalim B.M., or Bank Hapoalim, totaling $19.1 million in the aggregate (of which $6.2 million is reserved exclusively for guarantees out of which $3 million was available as of December 31, 2015).  Our credit lines at Bank Leumi and Union Bank have no restrictions as to our use of the credit.  We are not under any obligation to maintain financial ratios or other terms in respect of our credit lines. In addition, as of December 31, 2015, our foreign subsidiaries had credit lines with the Royal Bank of Canada and Deutsche Bank of $3.7 million in the aggregate, of which $1.1 million was available at December 31, 2015.

Our Canadian subsidiary, which is primarily engaged in sale of perimeter products and turnkey projects, has undertaken to maintain general covenants and the following financial ratios and terms in respect of its outstanding credit lines: a quick ratio of not less than 1.25:1; a ratio of total liabilities to tangible net worth of not greater than 0.75:1; and tangible net worth of at least $10 million.  As of December 31, 2015, our Canadian subsidiary was in compliance with these ratios and terms.

As of December 31, 2015, our outstanding balances under our credit lines in Israel consisted of several bank performance, advance payment and bid guarantees totaling approximately $3.2 million, at an annual cost of 1%-1.5%; and

As of December 31, 2015, the outstanding balances under the credit lines of our subsidiaries consisted of several bank performance, advance payment and bid guarantees totaling approximately $2.6 million, at an annual cost of 1% -2%.

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

During 2013, 2014 and 2015, CyberSeal received $32,000, $118,000 and $134,000, respectively, from the OCS. Following the cancelation of a 2015 project, CyberSeal might be required to return the $134,000 grant received in 2015.

For the years ended December 31, 2013, 2014 and 2015, we paid the OCS royalties of $123,000, $83,000 and $42,000, respectively.  These royalties related to sales of perimeter security products and management security systems. As of December 31, 2015, we had a contingent obligation to pay royalties to the OCS of approximately $1.9 million upon the successful sale of perimeter security products developed under research and development programs sponsored by the OCS.

Investment Tax Credit

Our Canadian subsidiary is eligible for investment tax credits for its research and development activities and for certain current and capital expenditures.  For the years ended December 31, 2015, 2014 and 2013, our Canadian subsidiary recognized $155,000, $190,000 and $270,000, respectively, of investment tax credits.

In addition, as of December 31, 2015, our Canadian and U.S. subsidiaries had available investment tax credits of approximately $0.5 million in Canada and $0.3 million in the U.S. to reduce future federal and provincial income taxes payable.  These credits will expire in 2029 through 2035 in Canada and 2019 through 2025 in the U.S. As of December 31, 2015, our subsidiaries made a full valuation allowance in respect of such investment tax credits.

D.            Trend Information.

We recorded a profit in 2015 and 2014 compared with a loss in 2013.  The shift to profit in 2015 and 2014 from loss in 2013 is mainly attributable to the release of governmental spending in certain territories which led to release of new projects in 2015 and 2014, while in 2013 the market was influenced by the global economic slowdown and the reduction in governmental spending, mainly in Europe and Latin America.

E.             Off-Balance Sheet Arrangements.

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.             Tabular Disclosure of Contractual Obligations.

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2015 and the effect we expect them to have on our liquidity and cash flow in future periods.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations	$3,127	$659	$737	$716	$1,015
Other long-term liabilities reflected on our balance sheet under U.S. GAAP	$2,660	-	-	-	$2,660
Total	$5,787	$659	$737	$716	$3,675

In addition, we have guaranteed advance payments, the performance of our work and provided warranties for the performance of our work to certain of our customers (usually governmental entities).  Such guarantees are required by contract for our performance during the installation and operational period of projects throughout Israel and the rest of the world.  The performance guarantees typically expire soon after certain milestones are met and warranty guarantees typically expire at the end of the warranty period.  The maximum potential amount of future payments we could be required to make under our guarantees at December 31, 2015 was $5.7 million.  We have not recorded any liability for such amounts as we believe our performance will not result in any claims.

ITEM 6.	Directors, Senior Management and Employees

A.            Directors and Senior Management.

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Gillon Beck	54	Chairman of the Board of Directors
Barry Stiefel	66	Director
Liza Singer (1)(2)	45	External Director
Jacob Berman	68	Director
Ron Ben-Haim	45	Director
Pinchas Barel Buchris	59	Director
Avraham Bigger (1)(2)	69	Director
Moshe Tsabari (1)(2)	61	External Director
Saar Koursh	43	Chief Executive Officer
Hagai Katz	65	Senior Vice President – Marketing and Business Development
Ilan Ovadia	49	Senior Vice President – Finance, Chief Financial Officer
Brian Rich	59	Deputy CEO, CTO and President of Senstar Corporation
Doron Kerbel	44	Vice President – General Counsel and Company Secretary
Yaniv Shahar	42	Vice President – Projects and Operations
Ezra Shemesh	49	Vice President –Sales
____________
(1) Member of our Israeli and U.S. Audit Committees.
(2) Member of our Compensation Committee

Gillon Beck has served as a director and Executive Chairman of our board of directors since September 2014. Mr. Beck has been, since 2003, a Senior Partner at FIMI Opportunity Funds, as well as a Director of the General Partners of the FIMI Opportunity Funds, the largest shareholder of our company. Mr. Beck currently serves as Chairman of the Boards of Directors of Ormat Technologies Inc. (NYSE), Ham-Let (Israel-Canada) Ltd. (TASE), Rivulis Irrigation Ltd., Inrom Industries Ltd., H.R. Givon Ltd. Oxygen and Argon Works Ltd and Overseas Commerce Ltd., and is a director of Inrom Construction Industries Ltd. (TASE). In the last 5 years,  Mr. Beck formerly served as a member of the Boards of Directors of the following public companies:  Retalix Ltd and Ormat Industries Ltd. From 1999 to 2003, Mr. Beck served as Chief Executive Officer and President of Arad Ltd., a publicly-traded water measurement and automatic meter reading company and from 1995 to 1999, as COO of Arad Ltd. Mr. Beck received a Bachelor of Science degree (Cum Laude) in Industrial Engineering in 1990 from the Technion – Israel Institute of Technology and an M.B.A. degree  in Finance in 1992 from Bar-Ilan University.

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

Saar Koursh joined Magal S3 as Chief Executive Officer on March 2015.  Prior to joining our company and for more than twelve years, Mr. Koursh served in various positions with Elbit Systems Ltd., a leading international defense electronics company. During the last two years, Mr. Koursh was the Vice President responsible for the Brazil Business Unit, as well as a member of the Aerospace Division’s executive management and a member of the Board of Directors of AEL Sistemsas, Elbit’s subsidiary in Brazil. Prior to that, Mr. Koursh served as the Vice President for Programs & Business Development of AEL Sistemas and held several other positions with Elbit as director and program manager and finance and commercial manager. Mr. Koursh holds an M.B.A. degree in Financial Management from the Lubin School of Business of Pace University, New York and a B.Sc.AGR and Economics and Management from the Hebrew University in Jerusalem.

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

Ron Ben-Haim has served as a director since September 2014.  Mr. Ben-Haim has been a partner in FIMI Opportunity Funds since 2006. Mr. Ben-Haim currently serves on the boards of directors of TAT Technologies Ltd. (NASDAQ, TASE), Hadera Papers Ltd. (TASE), Politram Plastic Industries Ltd., Oxygen and Argon Works Ltd, Tadir-Gan (Precision Products) 1993, Ltd. (TASE), Rivulis Irrigation Ltd., Inrom Industries Ltd., and Overseas Commerce, Ltd. Mr. Ben Haim formerly served as a member of the boards of directors of the following public companies: Medtechnica, Ltd., Ginegar Plastic Products, Ltd., Merhav Ceramic and Building Materials Center, Ltd. and Ophir Optronics, Ltd. Mr. Ben Haim was previously with Compass Advisers, LLP, an investment banking firm based in New York and in Tel Aviv and with the Merrill Lynch Mergers and Acquisitions group in New York. Prior to Merrill Lynch, Mr. Ben-Haim worked at Teva Pharmaceuticals in production management. Mr. Ben-Haim holds a B.Sc. degree in industrial engineering from the Tel Aviv University and an M.B.A. degree from New York University.

Pinchas Barel Buchris has served as a director since September 2014.  Brigadier General (Ret.) Buchris has been, since 2014, a partner at Shibolet Venture Capital. In addition, Mr. Buchris currently serves as a member of the Board of Directors of Discount Investments Corporation Ltd. (TASE) and ABS - Shva Automatic Bank Services Ltd. and an advisor and member of the boards of directors of several private cyber security companies. Mr. Buchris formerly served as Chief Executive Officer of Oil Refineries Ltd. (BAZAN), Chairman of the Cyber Security subcommittee (at the office of the Prime Minister), Managing Director of the State of Israel’s Ministry of Defense and Head of the Homeland Security Sector at Apax Partners. Prior to that, Mr. Buchris served as an officer in the Israel Defense Forces, where he founded the cyber security capabilities within the Israeli intelligence and was awarded with the Israel Security award before retiring as a Brigadier General. Mr. Buchris formerly served as a member of the Boards of Directors of Gilat Satellite Networks Ltd. (NASDAQ, TASE), Bezeq, the Israel Telecommunication Corp. Ltd. (TASE) and Protalix Biotherapeutics, Inc. (TASE, NYSE). Mr. Buchris participated in the Advanced Management Program at Harvard University, received a Bachelor of Science in Computer Science from the Technion – Israel Institute of Technology and an M.B.A. degree from the Israeli extension of Derby University, UK.

Avraham Bigger has served as a director since September 2014.  Mr. Bigger has been, since 2010, the owner and a member of the Board of Directors of Bigger Investments Ltd and formerly served as the Chief Executive Officer and Chairman of the Board of Directors of Makhteshim Agam Industries Ltd., Chairman of the Boards of Directors of Supersol Ltd. (TASE), Caniel Beverages & Caniel Packaging Industries Ltd., the Edmond Benjamin de Rothschild Caesarea Foundation and as managing director of Paz Oil Company Ltd. (TASE) and Israel General Bank (U Bank). Mr. Bigger also served as a member of the Boards of Directors of Bank Leumi Le-Israel Ltd. (TASE), First International Bank of Israel Ltd. (TASE), Strauss Group Ltd. (formerly known as Strauss-Elite Ltd.)(TASE), Partner Communications Company Ltd. (TASE), Cellcom Israel Ltd. (TASE, NYSE), El-Al Israel Airlines Ltd. and various private companies. Mr. Bigger received a Bachelor of Economics degree and an M.B.A. degree, both from the Hebrew University of Jerusalem.

Moshe Tsabari has served as an external director since December 2014.  Mr. Tsabari is the owner and serves as the joint CEO of GME Trust, a company that advises on crisis management and improvement of work processes, in Israel and worldwide.  Since 2005, Mr. Tsabari has served  as the owner and director of Osher – Training & Consulting Ltd.  From 2006 to 2011 Mr. Tsabari served as a senior partner in the International Company for Defense and Rescue Ltd. and in QG Company, two companies that are engaged in the provision of consultancy and training projects in the security field in Israel.  In addition, Mr. Tsabari is the founder of the International Institute for Researching the Arab World, is a former director in Links Aviation and is the former CEO of SYS-TRY, an electronic equipment development company.  Prior to that, Mr. Tsabari served for 15 years, until 2004, in the Israeli Security Agency (ISA) in a number of positions, including Director of Personal in the Human Resources Division, Director of Security Assistance Division (rank in both positions equivalent to Major General) and Head of the Operations Division (rank equivalent to Brigadier).  Mr. Tsabari holds a B.Sc. degree in Geodetic Engineering, a M.A. degree in Industrial and Management Engineering and a PhD degree in Science, all from the Technion – The Israeli Institute of Technology. In addition, Mr. Tsabari is an A.M.P. graduate from the Wharton School of the University of Pennsylvania.

Hagai Katz has served as our Senior Vice President - Marketing and Business Development since July 2010, and previously served as our general manager, Israel division and corporate vice president - marketing and products from January 2009.  Prior to joining our company and from 2007, Mr. Katz served as the chief executive officer of Transtech Airport Solutions Ltd.  From 2004 to 2007, Mr. Katz served as the chief executive officer of UAV Tactical Systems Ltd., based in the United Kingdom.  Prior to that, Mr. Katz was employed by a number of leading technology companies, including NICE Systems (NASDAQ: NICE), where he served in various senior positions including chief operating officer and President of its video division.  Mr. Katz holds a B.A. degree in Computer Sciences from the Technion - Israel Institute of Technology and a M.Sc. degree in Business Engineering from the Ben-Gurion University of the Negev.

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

Brian Rich had served as Deputy CEO, CTO and President of Senstar Corporation, our Canadian subsidiary since May 2015.  Prior to such date, he served as President of Senstar Corporation since September 2000.  Prior to joining Magal, Mr. Rich served as Vice President, Engineering and Operations at Intelligent Detection Systems (IDS), a designer and manufacturer of trace explosives and narcotics detection equipment.  Prior to IDS he was a founding member of Senstar Corporation Canada from October 1981 to February 1998, during which time he held positions of increasing responsibility ending as Vice President, Engineering and Systems, and prior to that was a research engineer at Computing Devices Company of Canada (a Control Data company).  Mr. Rich holds a B.Sc. degree in Electrical Engineering from the University of Toronto.

Doron Kerbel has served as our General Counsel since July 2015.  Prior to joining Magal, Mr. Kerbel had served for more than eight years as legal counsel at Elbit Systems Ltd. (NASDAQ: ESLT) Aerospace Division.  Mr. Kerbel has extensive experience in advising on variety of commercial legal issues, M&A as well as PFI and BOM projects, both locally and internationally.  Prior to his work at Elbit Systems, Mr. Kerbel was an associate lawyer at M. Firon & Co. and Senior Legal Counsel for International Law at the Israeli Embassy to the Netherlands.  Mr. Kerbel holds  an LL.B. degree from the Interdisciplinary Center (IDC) Herzliya and an LL.M. degree (with distinction) from the International Law School, University of Amsterdam.

Yaniv Shahar serves as Vice President Projects and Operations. Mr. Shahar joined Magal in June 2015. Prior to joining Magal, he worked for five and half years at Logic Industries Ltd. (a daughter company of AGT International) as Project, Program, and Division Manager, leading large-scale homeland security projects and operations in the Middle East. Prior to joining Logic, he served 17 years in the Israeli Navy. Mr Shahar is a graduate of the Executive M.B.A. program of the Hebrew University in Jerusalem, where he majored in integrative management. He also holds a B.A. degree in economics and communications from Haifa University.

Ezra Shemesh serves as Vice President Sales. Mr. Shemesh joined Magal in March 2016. Prior joining Magal, Mr. Shemesh served for 16 years in various management positions in NICE systems (NASDAQ: NICE), including among others, in sales, engineering and project management. Prior to joining NICE, Mr. Shemesh served for 15 years as a command and control officer in the Israeli Airforce. Mr. Shemesh holds a B.A. degree in Economics and Business Management from Bar Ilan University and an M.B.A. degree from the Ben-Gurion University.

Messrs. Beck, Stiefel, Livneh, Berman, Ben-Haim, Barel Buchris and Bigger will serve as directors until our 2016 annual general meeting of shareholders.  The terms of our external directors, Ms. Singer and Mr. Tsabari, expire in June 2016 and December 2017, respectively.

B.            Compensation

Compensation of Directors and Executive Officers

During the year ended December 31, 2015, we paid an aggregate compensation of approximately $3.6 million to all of our executive officers and directors as a group.  As of December 31, 2015, the aggregate amount set aside or accrued for pension, retirement and vacation or similar benefits for our directors and executive officers was approximately $411,000.  In addition, we have provided automobiles to our executive officers at our expense.

We pay our directors an annual fee of NIS 90,890 (approximately $23,300) and a fee of NIS 4,040 (approximately $1,040) for each board or committee meeting that they attend.  Such amounts are linked to the Israeli consumer price index, or CPI, and are updated on a semi-annual basis and accordingly, are adjusted to reflect changes in the CPI in February and August, each year. In addition we pay to our Executive Chairman  a monthly payment of NIS 15,000 (approximately $3,850).

As of December 31, 2015, our directors and executive officers as a group, then consisting of 15 persons, held options to purchase an aggregate of 540,500 ordinary shares, having exercise prices ranging from $3.53 to $5.14.  Generally, the options vest over a one to four years period.  Of such options, options to purchase 25,000 ordinary shares expire in two equal portions each of December 2016 and December 2017; options to purchase 85,000 ordinary shares expire in three equal portions in each May 2016, 2017 and 2018; options to purchase 88,000, 77,000 and 55,000 ordinary shares expired in March 2017, 2018 and 2019 respectively; options to purchase 150,000 ordinary shares expire in three equal portions in each March 2020, 2021 and 2022; options to purchase 24,000 ordinary shares expire in three equal portions in each June 2020, 2021 and 2022; options to purchase 24,000 ordinary shares expire in three equal portions in each July 2020, 2021 and 2022; options to purchase 12,500 ordinary shares expire in three equal portions in each August 2020, 2021 and 2022 or earlier upon termination of employment as an executive officer or service as a director of our company.  25,000 of such options were granted under our 2003 Stock Option Plan and 515,500 of such options were granted under our 2010 Stock Option Plan.  See Item 6E. “Directors, Senior Management and Employees - Share Ownership - Stock Option Plans.”

Compensation of Senior Office Holders – Israel Companies Law Disclosure

The table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Israeli Companies Law) during the year ended December 31, 2015, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation that was actually paid during 2015.

Information Regarding the Covered Executive(1) (in U.S. dollars)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Saar Koursh - Chief Executive Officer	172,262	60,858	18,009	76,102	327,231
Eitan Livneh - Former President & CEO	244,836	504,572	391,737	46,133	1,187,278
Ilan Ovadia - Senior Vice President – Finance, Chief Financial Officer	180,730	138,665	120,487	22,360	462,242
Hagai Katz - Senior Vice President – Marketing and Business Development	196,043	41,121	106,126	22,360	365,650
Eli Sananes - Vice President –Sales	154,365	100,180	86,814	7,279	348,638

(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.
(2)
All current Covered Executives listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2015.

(3)
Amounts reported in this column include benefits and perquisites or on account of such benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to each executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(4)	Amounts reported in this column refer to Variable Compensation such as commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2015.
(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2015.

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

Election of Directors

Our articles of association provide for a board of directors of not less than three and not more than 11 members, as may be determined from time to time at our annual general meeting.  Our board of directors is currently composed of 8 directors.

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

The external directors are elected by shareholders at a general meeting.  The shareholders voting in favor of their election must include at least a majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the external director (unless such personal interest is not related to such persons relationship with the controlling shareholder) present and voting at such meeting (excluding abstentions).  This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the external director represent 2% or less of the voting rights in the company.

In general, under the Israeli Companies Law, external directors serve for a three-year term and may be reelected to two (2) additional three-year terms.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, may appoint an external director for additional terms of not more than three years subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company.  External directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court order, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company.

Pursuant to the Israeli Companies Law, external directors up for re-election are nominated either by the board of directors or by any shareholder(s) holding at least 1% of the voting rights in the company.  If the board of directors proposed the nominee, the reelection must be approved by the shareholders in the same manner required to appoint external directors for an initial term, as described above.  If such reelection is proposed by shareholders, such reelection requires the approval of the majority of the shareholders voting on the matter, and satisfaction of all of the following requirements: (i) In calculating the majority votes, the votes of the controlling shareholders and other shareholders that have personal interest in such reelection (unless such personal interest is not related to such persons relationship with the controlling shareholder) as well as abstentions are not included; (ii) the votes of the non-controlling shareholders in favor of the reelection and of the shareholders who do not have personal interest in the reelection (unless such personal interest is not related to such person’s relationship with the controlling shareholder) is greater than 2% of the voting rights in the company; and (iii) the external director is not, at the time of such reelection, a related shareholder or competitor or a relative thereof and does not have any affiliation to any related shareholder, competitor or any relative thereof during the two years prior to such re-election. A related shareholder or a competitor are defined as the shareholder proposing the reelection, any substantial shareholder (within the meaning of the Israeli Companies Law) if at the time of reelection either such shareholder, its controlling shareholder or any company controlled by either of them has business relations with the company or that either such shareholder, its controlling shareholder or the a company controlled by either of them is a competitor of the company.

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

Ms. Singer and Mr. Tsabari serve as our external directors under the Israeli Companies Law.  Ms. Singer’s term will expire in June 2016 and Mr. Tsabari’s term will expire in December 2017, following which their service as an external director may each be extended for additional three-year terms.

Independent Directors.  Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an external director; or (ii) or a director who is appointed or classified as such, and who meets the qualifications of an external director (other than the professional qualifications/accounting and financial expertise requirement), who the audit committee has confirmed meets the external director qualifications, and who has not served as a director for more than nine consecutive years (with any period of up to two years during which such person does not serve as a director not being viewed as interrupting a nine-year period).

In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company has a majority of independent directors and that its audit committee has at least three members and be comprised only of independent directors, each of whom satisfies the “independence” requirements of NASDAQ and the SEC.  However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  On June 30, 2006, we provided NASDAQ with a notice that instead of maintaining a majority of independent directors, we follow Israeli law, under which we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors.  In addition, in accordance with the rules of the SEC and NASDAQ, our audit committee is composed of three independent directors, as defined in the rules of the SEC and NASDAQ.  At present the majority of our directors satisfy the independence requirements of NASDAQ and the SEC.

Our board of directors has determined that our external directors, Ms. Singer and Mr. Tsabari, qualify as independent directors under the requirements of the SEC and NASDAQ.  Our board of directors has further determined that Messrs. Buchris, Bigger and Berman also qualify as independent directors under the requirements of the SEC and NASDAQ.

Audit Committee under Israeli Law

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee, or the Israeli Audit Committee.  The Israeli Audit Committee must consist of at least three directors and must include all of the external directors, the majority of which must be independent directors.  The Israeli Audit Committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis (other than as a director); a controlling shareholder or any of the controlling shareholder’s relatives; and any director who is employed by, or rendered services to, the controlling shareholder or an entity controlled by the controlling shareholder, or a director whose main livelihood is from the controlling shareholder.  Any person who is not permitted to be a member of the Israeli Audit Committee may not be present in the meetings of the Israeli Audit Committee unless the chairman of the Israeli Audit Committee determines that such person’s presence is necessary in order to present a specific matter.  However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the Israeli Audit Committee, the secretary of the company and its legal counsel may be present during the meeting. The chairman of the Israeli Audit Committee must be an external director.

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

•
determining with respect to transactions with the controlling shareholder or in which such controlling shareholder has personal interest, whether such transactions are extraordinary or not, an obligation to conduct competitive process under supervisions of the audit committee or determination that prior to entering into such transactions the company shall conduct other process as the audit committee may deem fit, all taking into account the type of the company; and

•
determining the manner of approval of transactions with the controlling shareholder or in which it has personal interest which (i) are not negligible transactions (pursuant to the committee’s determination) and (ii) are not qualified by the Israeli Audit Committee as extraordinary transactions.

Our Israeli Audit Committee is currently composed of Ms. Singer and Messrs. Bigger and Tsabari. Both Ms. Singer and Mr. Tsabari satisfy the “independence” requirements of the Israeli Companies Law.  Our board of directors has determined that Ms. Singer has the requisite accounting and financial expertise to serve as our audit committee financial expert. Ms. Singer also serves as the chairperson of our Israeli Audit Committee. The Israeli Audit Committee meets at least once each quarter.

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

Ms. Singer and Messrs. Bigger and Tsabari satisfy the respective “independence” requirements of the SEC and NASDAQ.  Our board of directors has determined that Ms. Singer has the requisite accounting and financial expertise to serve as our Audit Committee financial expert and that both Mr. Bigger and Mr. Tsabari are financially literate, having a basic understanding of financial controls and reporting.  The U.S. Audit Committee meets at least once each quarter. Mr. Bigger serves as chairperson of our U.S. Audit Committee for purposes of compliance with U.S. law and regulations.

Compensation Committee

Pursuant to the Israeli Companies Law, each publicly traded company is required to establish a compensation committee which must be comprised of at least three directors, including all of the external directors. The additional members of the compensation committee must be directors that receive compensation in accordance with the provisions and limitations set forth in the regulations promulgated under the Israeli Companies Law with respect to external directors. An external director shall serve as the chairman of the compensation committee. Under the Israeli Companies Law, the external directors shall constitute a majority of the compensation committee. Similar to the rules that apply to the audit committee, the compensation committee may not include the chairman of the board, or any director employed by us, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose primary income is dependent on a controlling shareholder, and may not include a controlling shareholder or any of its relatives.  Individuals who are not permitted to be compensation committee members may not participate in the committee’s meetings other than to present a particular issue; provided, however, that an employee that is not a controlling shareholder or relative may participate in the committee’s discussions but not in any vote, and the company’s legal counsel and corporate secretary may participate in the committee’s discussions and votes if requested by the committee.

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

We have established a compensation committee that is currently composed of Ms. Singer and Messrs. Bigger and Tsabari. Mr. Tsabari serves as the chairperson of our Compensation Committee. The composition and function of the Compensation Committee comply with the requirements of the Israeli Companies Law and NASDAQ Stock Market Rules.

Internal Auditor

Under the Israeli Companies Law, the board of directors of a publicly traded company must appoint an internal auditor nominated by the audit committee.  The role of the internal auditor is to examine whether the company’s actions comply with the law, integrity and orderly business practice.  Under the Israeli Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, office holder or affiliate, nor may the internal auditor be the company’s independent accountant or its representative.  Chaikin, Cohen, Rubin & Co. serves as our Internal Auditor.

Directors’ Service Contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Chairman of the Board

Under the Israeli Companies Law, the general manager of a company (or a relative of the general manager) may not serve as the chairman of the board of directors, and the chairman of the board of directors (or a relative of the chairman of the board of directors) may not serve as the general manager, unless approved by the shareholders by a special majority vote prescribed by the Israeli Companies Law.  The shareholder vote cannot authorize the appointment for a period of longer than three years, which period may be extended from time to time by the shareholders with a similar special majority vote.  The chairman of the board of directors shall not hold any other position with the company (except as general manager if approved in accordance with the above procedure) or in any entity controlled by the company, other than as chairman of the board of directors of a controlled entity, and the company shall not delegate to the chairman duties that, directly or indirectly, make him or her subordinate to the general manager.

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

Pursuant to the Israeli Companies Law, the audit committee of the company should determine in connection with such transaction if it requires rendering pursuant to a competitive procedure or pursuant to other proceedings. See “Audit Committee” above.

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

D.            Employees

As of December 31, 2015, we employed 328 full-time employees, of whom 48 were employed in general management and administration, 50 were employed in selling and marketing, 17 were employed in production management, 146 were employed in production, installation and maintenance, and 67 were employed in engineering and research and development.  Of such full-time employees, 145 were located in Israel, 29 were in the United States, 75 were in Canada and 79 were in various other countries.

As of December 31, 2014, we employed 328 full-time employees, of whom 52 were employed in general management and administration, 55 were employed in selling and marketing, 17 were employed in production management, 151 were employed in production, installation and maintenance, and 53 were employed in engineering and research and development.  Of such full-time employees, 143 were located in Israel, 26 were in the United States, 80 were in Canada and 79 were in various other countries.

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

E.             Share Ownership.

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of March 27, 2016.

Name	Number of Ordinary Shares Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Gillon Beck	-	-
Barry Stiefel	20,000	*
Liza Singer	-	-
Jacob Berman	10,000	*
Ron Ben-Haim	-	-
Pinchas Barel Buchris	-	-
Avraham Bigger	-	-
Moshe Tsabari	-	-
Saar Koursh	2,000	-
Hagai Katz (3)	110,000	*
Ilan Ovadia (4)	110,000	*
Brian Rich (5)	25,000	*
Doron Kerbel	-	-
Yaniv Shahar	-	-
Ezra Shemesh	-	-

All directors and executive officers as group (15 persons)
_______________
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

(2)	The percentages shown are based on 16,398,872 ordinary shares issued and outstanding as of March 27, 2016.

(3)
Includes 44,000, 38,500 and 27,500 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $4.35 per share, that will expire in March 2017, March 2018 and March 2019, respectively.

(4)
Includes 44,000, 38,500 and 27,500 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $4.35 per share, that will expire in March 2017, March 2018 and March 2019, respectively.

(5)
Includes 12,500 and 12,500 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $3.53 per share, that will expire in December 2016 and December 2017, respectively.

Share Option Plans

2003 Israeli Share Option Plan

On October 27, 2003, our board of directors adopted our 2003 Israeli Share Option Plan, or the 2003 Plan, which was approved by our shareholders in July 2004.  Under the 2003 Plan, stock options could be granted to our employees, directors, officers and consultants, in accordance with the decision of our board of directors.  Our board of directors had the authority to determine the vesting schedule of such options and the exercise price.  Under the 2003 Plan, unless determined otherwise by the Board, no option may be exercised before the second anniversary of the date on which it was granted.  Pursuant to the 2003 Plan, any options that are cancelled or not exercised within the option period will become available for future grants.  Our board of directors has elected to allot options to Israeli employees under Israel’s capital gain tax treatment.  Pursuant to the provisions of the 2003 Plan, if we issue a stock dividend, the number of shares purchasable by any grantee upon the exercise of options that were granted prior to the issuance of the stock dividend will be correspondingly increased.  In August 2008, our shareholders approved an amendment to the 2003 Plan, pursuant to which the number of ordinary shares available for issuance under the 2003 Plan was increased by 1,000,000 shares. In addition, the term of the 2003 Plan was extended from October 2013 to October 2018. Following the adoption of our 2010 Israeli Share Option Plan in June 2010, no additional options were granted under the 2003 Plan.

As of December 31, 2015, options to purchase 55,000 ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $3.53 per share.  Options to purchase 73,000 Ordinary shares under the 2003 Plan were exercised during 2015.

2010 Israeli Share Option Plan

In June 2010, we adopted our 2010 Israeli Share Option Plan, or the 2010 Plan.  Under the 2010 Plan, stock options to purchase 510,575 ordinary shares may be granted to our employees, officers, directors and consultants of our company and subsidiaries.  In addition, an aggregate 540,800 ordinary shares that remained available for future option grants under the 2003 Plan and any ordinary shares that become available in the future under the 2003 Plan as a result of expiration, cancellation or relinquishment of any option were rolled over to the 2010 Plan. In June 2013, our shareholders approved an increase to the number of ordinary shares available for issuance under the 2010 Plan by additional 500,000 shares. The 2010 Plan has a term of ten years.

The 2010 Plan is designed to allow the grantees to benefit from the tax benefits under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961.  Our Board of Directors has resolved that all options that will be granted to Israeli residents under the 2010 Plan will be taxable under the “capital gains route.”  Pursuant to this route, the profit realized by an employee is taxed as a capital gain (25%) if the options or underlying shares are held by a trustee for at least 24 months from their date of the grant or issuance.  Any difference between the exercise price of the options and the average price of the company’s shares during the 30 trading days before the date of grant of the options will be treated as ordinary income and will be taxed according to the employee’s marginal tax rates plus social contribution.  If the underlying shares are sold before the elapse of such period, the profit is re-characterized as ordinary income. As of December 31, 2015, options to purchase 820,250 ordinary shares were outstanding under the 2010 Plan, exercisable at an average exercise price of $4.51 per share. 383,000 options were awarded under the 2010 Plan during 2015.

ITEM 7.	Major Shareholders and Related Party Transactions

A.            Major Shareholders

The following table sets forth certain information as of March 27, 2016 regarding the beneficial ownership of our ordinary shares, by each person or entity known to us to own beneficially 5% or more of our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
FIMI Opportunity Five (Delaware), Limited Partnership (3)	3,046,950	18.6%
FIMI Israel Opportunity Five, Limited Partnership (3)	3,414,340	20.8%
BMI Capital Corporation (4)	1,240,937	7.6%
Grace & White, Inc. (5).	1,177,563	7.2%
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

(2)	The percentages shown are based on 16,398,872 ordinary shares issued and outstanding as of March 27, 2016.

(3)
Based on Schedule 13D filed with the SEC on August 7, 2014 and other information available to us.  The address of FIMI Opportunity Five (Delaware), Limited Partnership and FIMI Israel Opportunity Five, Limited Partnership is c/o FIMI FIVE 2012 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 67891, Israel.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 28, 2015.  The Schedule 13G indicates that BMI Capital Corporation is a registered investment advisor.  The address of BMI Capital Corporation is 570 Lexington Avenue New York, NY 10022.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 4, 2016.  The Schedule 13G/A indicates that Grace & White, Inc. is a registered investment adviser.  The address of Grace & White, Inc. is 515 Madison Avenue, Suite 1700, New York, NY 10022.

Significant Changes in the Ownership of Major Shareholders

On  August 7, 2014 FIMI Five 2012 Ltd., FIMI Opportunity Five (Delaware), Limited Partnership and FIMI Israel Opportunity Five, Limited Partnership filed a Schedule 13D reflecting beneficial ownership of 6,461,290, or 39.4%, of our issued and outstanding ordinary shares as of March 27, 2016.

On January 30, 2014 Grace & White, Inc. filed an amendment to its Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,135,158, or 7.05%, of our issued and outstanding ordinary shares. On February 3, 2015, Grace & White, Inc. filed an amendment to its Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,087,912 or 6.69%, of our issued and outstanding ordinary shares. On February 4, 2016, Grace & White, Inc. filed an amendment to its Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,177,563, or 7.2%, of our issued and outstanding ordinary shares as of March 27, 2016.

On February 7, 2014, BMI Capital Corporation filed a Schedule 13G reflecting beneficial ownership of 1,475,178, or 9.13%, of our issued and outstanding ordinary shares. On January 28, 2015, BMI Capital Corporation filed a Schedule 13G reflecting beneficial ownership of 1,240,937, or 7.6%, of our issued and outstanding ordinary shares as of March 27, 2016.

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 28, 2016, there were 35 holders of record of our ordinary shares, of which 32 record holders holding approximately 92% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 91.8% of our outstanding ordinary shares as of such date.

B.            Related Party Transactions.

Not applicable.

C.            Interests of Experts and Counsel.

Not applicable.

ITEM 8.	Financial Information

A.            Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

See the consolidated financial statements included under Item 18, “Financial Statements.”

Export Sales

In the years ended December 31, 2013, 2014 and 2015, our operations based outside of Israel generated income from customers outside of Israel of approximately $25 million, $42.8 million and $42.8 million, respectively, or 48.5%, 55.1% and 67.2% of our total revenues, respectively.  In the years ended December 31, 2013, 2014 and 2015, the total amount of our export revenues generated by our Israeli facilities to countries outside of Israel was approximately $15 million, $18.3 million and $8.5 million, respectively, or 29.1%, 23.6% and 13.3%, of our total revenues, respectively.

Legal Proceedings

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

A.            Offer and Listing Details.

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market.

	NASDAQ Global Market
	High	Low

2011	$5.08	$2.20
2012	$5.68	$3.26
2013	$4.93	$3.16
2014	$5.87	$3.38
2015	$5.80	$4.01

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated and any subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Global Market:

	NASDAQ Global Market
	High	Low
2013
First Quarter	$4.93	$4.11
Second Quarter	$4.90	$3.61
Third Quarter	$4.02	$3.41
Fourth Quarter	$3.80	$3.16

2014
First Quarter	$4.32	$3.56
Second Quarter	$4.08	$3.38
Third Quarter	$5.51	$3.43
Fourth Quarter	$5.87	$3.77

2015
First Quarter	$5.80	$4.71
Second Quarter	$5.37	$4.31
Third Quarter	$4.50	$4.01
Fourth Quarter	$5.08	$4.08

2016
First Quarter (through March 27, 2016)	$4.96	$4.06

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market:

	NASDAQ Global Market
	High	Low
October 2015	$4.29	$4.08
November 2015	$5.08	$4.20
December 2015	$4.60	$4.14
January 2016	$4.25	$4.11
February 2016	$4.18	$4.06
March 2016 (through March 27, 2016)	$4.96	$4.25

B.	Plan of Distribution.

Not applicable.

C.	Markets.

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

B.            Memorandum and Articles of Association.

Purposes and Objects of the Company

We are a public company registered with the Israeli Companies Registrar and have been assigned company number 52-003892-8.  Under our memorandum of association, we were established for the purposes of acquiring a plant from Israel Aircraft Industries known as the Magal Plant, which was engaged in the development, manufacture, sale and support of alarm devices and dealing in the development, manufacturing and support of security alarm devices and other similar products.  In addition, the purpose of our Company is to be eligible to perform and act in connection with any right or obligation of whatever kind or nature permissible under Israeli law.

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

For a discussion of Israeli law concerning a director’s fiduciary duties and the approval of transactions with office holders, see Item 6.C. “Directors, Senior Management and Employees - Board Practices - Approval of Related Party Transactions under Israeli Law.”

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

The rights attached to the ordinary shares are as follows:

Dividend Rights.  Holders of ordinary shares are entitled to participate in the payment of dividends in accordance with the amounts paid-up or credited as paid up on the nominal value of such ordinary shares at the time of payment (without taking into account any premium paid thereon).  However, under Article 13 of our articles of association no shareholder will be entitled to receive any dividends until the shareholder has paid all calls then currently due and payable on each ordinary share held by such shareholder.

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

Finally, in general, Israeli tax law treats stock-for-stock acquisitions less favorably than does U.S. tax law.  Israeli tax law has been amended to provide for tax deferral in specified acquisitions, including transactions where the consideration for the sale of shares is the receipt of shares of the acquiring company.  Nevertheless, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation or to taxation before his investment in the foreign corporation becomes liquid, although in the case of shares of a foreign corporation that are traded on a stock exchange, the tax may be postponed subject to certain conditions.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate of 25% for the 2013 tax year and 26.5% for the 2014 and 2015 tax years.

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

The Law for the Encouragement of Capital Investments, 1959 Prior to the 2005 Amendment

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

On August 13, 2002, a program of the company was granted the status of an “Approved Enterprise”. The company elected to enjoy the “alternative benefits” track - waiver of grants in return for tax exemption - and, accordingly, the company’s income from this program is tax-exempt for a period of two years and is subject to a reduced tax rate of 10%-25% for a period of five to eight years (depending upon the percentage of foreign ownership of the company). The benefit period for this program began in 2003 and terminated in 2012.

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

In March, 2007, we received a pre-ruling from the Israeli Tax Authority for our request for a Benefiting Enterprise under the amended Investments Law.  Our income from this program is tax-exempt for a period of two years, and is subject to a reduced tax rate of 10%-25% for a period of five to eight years (depending upon the percentage of foreign ownership of the Company).  We have not enjoyed any tax benefits under this program to date.

Reform of the Investments Law

An additional amendment to the Investment Law became effective in January 2011, or the 2011 Amendment. Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to the incentives prior to the 2011 Amendment that were limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. As with dividends distributed from taxable income derived from an Approved Enterprise or Benefiting Enterprise during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company, provided however that dividends distributed from ‘Preferred Income’ from one Israeli corporation to another, would not be subject to tax. While a company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment. Under the transitional provisions of the 2011 Amendment, we could have elected whether to irrevocably implement the 2011 Amendment with respect to our existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment or keep implementing the legislation prior to the 2011 Amendment during the next years. The 2011 Amendment had no material effect on the tax payable in respect of our operations and therefore, as of December 31, 2015, we did not elect to implement the 2011 Amendment. Our Israeli subsidiary applied the 2011 Amendment effective from the 2011 tax year.

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 71):

On August 5, 2013, the “Knesset” issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 which consists of Amendment 71 to the Law for the Encouragement of Capital Investments (“the Amendment”). According to the Amendment, the tax rate on preferred income from a preferred enterprise in 2014 and thereafter is 16% (in development area A - 9%). The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise’s earnings as above will be subject to tax at a rate of 20%.

Encouragement of Industry (Taxes) Law, 1969

Under the Encouragement of Industry (Taxes) Law, 1969, or the Industry Encouragement Law, “Industrial Companies” are entitled to certain corporate tax benefits, including, among others:

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

Encouragement of Industrial Research and Development Law, 1984

Under the Encouragement of Industrial Research and Development Law, 1984, or the Research Law, research and development programs that meet specified criteria and are approved by a governmental committee of the OCS, are eligible for grants between 20%-50% of certain of the project’s expenditures, as determined by the research committee of the OCS.  In exchange, the recipient of such grants is required to pay the OCS royalties from the revenues derived from products incorporating technology developed within the framework of the approved research and development program or derived from such program (including ancillary services in connection with such program), usually up to 100% of the U.S. dollar-linked value of the total grants received in respect of such program, plus LIBOR interest.

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

United States Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders (as defined below) who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended, (the “Code) Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty (the “Treaty”), all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

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

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their own tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

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

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS and converting NIS into U.S. dollars.

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate, see discussion below. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your own tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, including the 3.8% Medicare tax, discussed below, “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at a reduced tax rate of 15%- 20%. Distributions taxable as dividends paid on the ordinary shares should qualify for the 20% rate provided that either: (i) we are entitled to benefits under the Treaty or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from a passive foreign investment company (“PFIC”), see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate on qualified dividends contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds, will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

Disposition of Ordinary Shares

If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently at 15%-20%). In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation, and any losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

Passive Foreign Investment Companies

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could otherwise derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis. For U.S. federal income tax purposes, we will be considered a PFIC, for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. Included in the calculation of our income and assets is a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, by value. If we were determined to be a PFIC for U.S. federal income tax purposes, unfavorable and highly complex rules would apply to U.S. Holders owning ordinary shares directly or indirectly. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Based on our current and projected income, assets and activities, we believe that we are currently not a PFIC, nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurance that we will not become a PFIC for any future taxable year.

If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced tax rate on qualified dividend income, discussed above,  and, unless you elect either to treat your investment in ordinary shares as an investment in a “qualified electing fund”, by making a “QEF election” or to “mark-to-market” your ordinary shares, as described below,

•
you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over your holding period for such ordinary shares,

•
the amount allocated to each year during which we are considered a PFIC, other than the year of the dividend payment or disposition, would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year, and

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year.

If we are a PFIC and any of our non-U.S. subsidiaries is also a PFIC, you will generally be treated as owning a proportionate amount (by value) of the underlying shares of each such subsidiary PFIC. U.S. Holders are urged to consult their own tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If you make a timely mark-to-market election in respect of your ordinary shares, you would not be subject to the rules described above.

A U.S. Holder may make a mark-to-market election only if our ordinary shares are “regularly traded” on a “qualified exchange”.  In general, our ordinary shares will be treated as “regularly traded” for a given calendar year if more than a de minimis quantity of our ordinary shares is traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year.  Our ordinary shares are listed on the NASDAQ.  However, no assurance can be given that our ordinary shares will be regularly traded for purposes of the mark-to-market election.  In addition, because a mark-to-market election cannot be made for a subsidiary PFIC, if you make a mark-to-market election you may continue to be subject to the PFIC rules with respect to your indirect interest in any PFICs we own.

If you elect to mark to market your ordinary shares you will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions would generally be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Your adjusted tax basis in your ordinary shares would be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules.  Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss on a disposition of ordinary shares is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years). Gain or loss from the disposition of ordinary shares (as to which a mark-to-market election was made) in a year in which we are no longer a PFIC, will be capital gain or loss.

If a U.S. Holder owns our ordinary shares during any year in which we are a PFIC, the U.S. Holder generally must file an IRS Form 8621 with respect to the company, generally with the U.S. Holder’s federal income tax return for that year.  U.S. Holders should consult their own tax advisers regarding whether we are a PFIC and the potential application of the PFIC rules, including the application of the mark-to-market election.

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

Information Reporting by Certain U.S. Holders

U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” with an aggregate value in a taxable year in excess of certain thresholds (as determined under rules in Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets”. Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. A U.S. Holder is urged to consult his tax adviser regarding its reporting obligation.

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

Foreign Currency Exchange Risk

We sell most of our products in North America, Europe, Africa, Latin America and Israel.  Our revenues are primarily denominated in U.S. dollars, Canadian dollars, Euros and NIS, while a portion of our expenses, primarily labor expenses, is incurred in NIS and Canadian Dollars.  Additionally, certain assets, especially trade receivables, as well as part of our liabilities are denominated in NIS and CAD.  As a result, fluctuations in rates of exchange between the U.S. dollar and non-U.S. dollar currencies may affect our operating results and financial condition.  The dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the U.S. dollar. The U.S. dollar cost of our operations in Canada may be adversely affected by the appreciation of the Canadian dollars against the U.S. dollar. In addition, the value of our non-U.S. dollar revenues could be adversely affected by the depreciation of the U.S. dollar against such currencies.  As of December 2013, the NIS appreciated by approximately 7.0%, against the U.S. dollar. As of December 31, 2014 and 2015, the NIS depreciated by approximately 12% and 0.3%, respectively, against the U.S. dollar.  As of December 31, 2013, 2014 and 2015, the Canadian dollars depreciated against the U.S. dollar by 6.8%, 8.9% and 19.7%, respectively. As of December 31, 2013, the Euro appreciated against the U.S. dollar by 4.3%.  As of December 31, 2014 and 2015, the Euro depreciated against the U.S. dollar by 13.4% and 11.6%, respectively.

During the year ended December 31, 2013, 2014 and 2015, foreign currency fluctuations had a positive impact on our results of operations and we recorded foreign exchange income, net of $0.1 million, $2.3 million and $1 million, respectively. We cannot assure you that in the future our results of operations may not be materially affected by currency fluctuations.

We try to use natural hedges in order protect against fluctuations in the exchange rates.  From time to time, we have entered into forward contracts to hedge portions of balances denominated in currencies other than our functional currency.  In 2013 we entered into forward “extra” contract.  These forward contracts are a combination of the purchase of a foreign exchange option and the sale of a foreign exchange option with a “knock in.”  A foreign exchange option with a “knock in” is a product that gives the holder the right but not the obligation to exchange one currency for another at a predetermined rate once an agreed “knock in” rate trades.  During 2013, we recorded $39,000 as financial income. During 2014 and 2015, we did not enter into such contract.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015.  In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission.  Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

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

	Year Ended December 31,
Services Rendered	2014	2015
Audit (1)	$265,100	276,000
Tax (2)	$60,000	72,000
Other (3)	$66,500	63,000
Total	$391,600	411,000
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

(3)
Other fees primarily relate to out of pocket reimbursement of expenses, primarily traveling expenses of our auditors. In 2014 and 2015 these fees also relate to fees associated with the due diligence procedure and of acquisition of the fiber company.

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

ITEM 16E.             Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any ordinary shares of our company nor did an affiliated purchaser purchase any shares of our company on our behalf during 2015.

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

ITEM 18.               Financial Statements

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Consolidated Financial Statements

Index to Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Comprehensive Income	F-6
Statements of Changes in Shareholders’ Equity	F-7
Consolidated Statements of Cash Flows	F-8-F-10
Notes to Consolidated Financial Statements	F-11-F-52

ITEM 19.                Exhibits

Exhibit No.	Description
1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant (2)
2.1	Specimen Share Certificate for Ordinary Share (3)
2.2	Registrant’s Amended and Restated 2003 Israeli Share Option Plan (4)
2.3	Registrant’s 2010 Israeli Share Option Plan (5)
2.4	Amendment to Registrant’s 2010 Israeli Share Option Plan(6)
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer
101.INS	XBRL Instance Document.*
101.SCH	XBRL Taxonomy Extension Schema Document.*
101.PRE	XBRL Taxonomy Presentation Linkbase Document.*
101.CAL	XBRL Taxonomy Calculation Linkbase Document.*
101.LAB	XBRL Taxonomy Label Linkbase Document.*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.*
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

(3)	Filed as an exhibit to our Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on March 18, 1993, as amended, and incorporated herein by reference.

(4)	Filed as Exhibit 4.3 to our Registration Statement on Form S-8 (File No. 333-164696), filed with the Securities and Exchange Commission on August 9, 2005, and incorporated herein by reference.

(5)	Filed as Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

(6)	Filed as Exhibit 2.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013, and incorporated herein by reference.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MAGAL SECURITY SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Magal Security Systems Ltd. and its subsidiaries ("the Company") as of December 31, 2015 and 2014, and the related consolidated statements of operations, consolidated statements of comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations, their comprehensive income and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 29, 2016	A Member of Ernst & Young Global

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2014	2015

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$21,602	$27,319
Short-term bank deposits	8,001	3,055
Restricted deposits	2,844	786
Trade receivables (net of allowance for doubtful accounts of $2,331 and $1,802 at December 31, 2015 and 2014, respectively)	20,875	13,706
Unbilled accounts receivable	4,093	5,597
Other accounts receivable and prepaid expenses (Note 3)	2,102	2,107
Inventories (Note 4)	8,147	7,879
Deferred income taxes (Note 14)	625	-

Total current assets	68,289	60,449

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term trade receivables	232	617
Long-term deposits and restricted bank deposits	134	136
Severance pay fund	2,187	1,761
Deferred income taxes (Note 14)	463	1,055

Total long-term investments and receivables	3,016	3,569

PROPERTY AND EQUIPMENT, NET (Note 5)	6,111	5,415

INTANGIBLE ASSETS, NET (Note 6)	1,847	1,313

GOODWILL (Note 7)	4,496	4,250

Total assets	$83,759	$74,996

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2014	2015
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit (Note 8)	$2,571	$-
Current maturities of long-term bank debt	500	-
Trade payables	6,272	3,185
Customer advances	1,262	2,520
Other accounts payable and accrued expenses (Note 9)	11,879	10,748

Total current liabilities	22,484	16,453

LONG-TERM LIABILITIES:
Long-term bank debt and other long-term payables (Note 10)	1,406	15
Deferred income taxes (Note 14)	193	173
Accrued severance pay	3,719	2,660

Total long-term liabilities	5,318	2,848

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2014 and December 31, 2015; Issued and outstanding: 16,398,872 shares at December 31, 2015 and 16,269,022 shares at December 31, 2014	4,935	4,968
Additional paid-in capital	69,174	69,888
Accumulated other comprehensive income (loss)	2,041	(1,850)
Foreign currency translation adjustments (Company's standalone financial statements)	632	406
Accumulated deficit	(20,770)	(17,629)

Total Magal shareholders' equity	56,012	55,783
Non-controlling interest	(55)	(88)

Total shareholders' equity (Note 12)	55,957	55,695

Total liabilities and shareholders' equity	$83,759	$74,996

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2013	2014	2015

Revenues	$51,517	$77,543	$63,736
Cost of revenues	31,059	43,049	32,722

Gross profit	20,458	34,494	31,014

Operating expenses:
Research and development, net	4,409	4,604	4,814
Selling and marketing	12,781	17,130	14,785
General and administrative	7,787	8,898	7,026
Impairment of goodwill and intangible assets	-	2,439	-

Total operating expenses	24,977	33,071	26,625

Operating income (loss)	(4,519)	1,423	4,389
Financial income, net (Note 17)	59	1,979	642

Income (loss) before income taxes (Note 14)	(4,460)	3,402	5,031
Taxes on income	69	82	1,923

Net income (loss)	(4,529)	3,320	3,108

Less - loss attributable to non-controlling interests	66	90	33

Net income (loss) attributable to Magal shareholders'	$(4,463)	$3,410	$3,141

Basic and diluted income (loss) per share	$(0.28)	$0.21	$0.19

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2013	2014	2015

Net income (loss)	$(4,529)	$3,320	$3,108
Foreign currency translation adjustments	(875)	(1,833)	(3,891)

Total comprehensive income (loss)	$(5,404)	$1,487	$(783)

Total comprehensive loss attributable to non-controlling interests	(66)	(90)	(33)

Total comprehensive income (loss) attributable to Magal shareholders'	$(5,338)	$1,577	$(750)

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment - the Company	Retained earnings (accumulated deficit)	Non- controlling interests	Total shareholders' equity

Balance as of January 1, 2013	16,098,022	$4,887	$66,183	$4,749	$2,224	$(19,717)	$-	$58,326
Issuance of shares upon exercise of employee stock options	49,500	14	175	-	-	-	-	189
Stock-based compensation	-	-	513	-	-	-	-	513
Warrants Granted for CyberSeal founders	-	-	1,500	-	-	-	-	1,500
Foreign currency translation adjustments- the Company	-	-	-	-	2,365	-	-	2,365
Issue of shares to non-controlling interests	-	-	-	-	-	-	51	51
Comprehensive income (loss):
Net loss	-	-	-	-	-	(4,463)	(66)	(4,529)
Foreign currency translation adjustments	-	-	-	(875)	-	-	-	(875)

Balance as of December 31, 2013	16,147,522	4,901	68,371	3,874	4,589	(24,180)	(15)	57,540

Issuance of shares upon exercise of employee stock options	121,500	34	430	-	-	-	-	464
Stock-based compensation	-	-	373	-	-	-	-	373
Foreign currency translation adjustments- the Company	-	-	-	-	(3,957)	-	-	(3,957)
Issue of shares to non-controlling interests	-	-	-	-	-	-	50	50
Comprehensive income (loss):
Net income	-	-	-	-	-	3,410	(90)	3,320
Foreign currency translation adjustments	-	-	-	(1,833)	-	-	-	(1,833)

Balance as of December 31, 2014	16,269,022	4,935	69,174	2,041	632	(20,770)	(55)	55,957

Issuance of shares upon exercise of employee stock options	129,850	33	471	-	-	-	-	504
Stock-based compensation	-	-	243	-	-	-	-	243
Foreign currency translation adjustments- the Company	-	-	-	-	(226)	-	-	(226)
Comprehensive income (loss):
Net income	-	-	-	-	-	3,141	(33)	3,108
Foreign currency translation adjustments	-	-	-	(3,891)	-	-	-	(3,891)

Balance as of December 31, 2015	16,398,872	4,968	69,888	(1,850)	406	(17,629)	(88)	55,695

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015

Cash flows from operating activities:

Net income (loss)	$(4,529)	$3,320	$3,108
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,719	1,967	1,503
Impairment of goodwill and intangible assets	-	2,439	-
Loss (gain) on sale of property and equipment	30	(28)	18
Decrease (increase) in accrued interest and exchange differences on short-term and long-term bank deposits and long-term loans	317	(673)	(218)
Stock based compensation	513	373	243
Decrease (increase) in trade receivables, net	5,819	(9,936)	6,261
Decrease (increase) in unbilled accounts receivable	58	(1,928)	(1,570)
Decrease (increase) in other accounts receivable and prepaid expenses	375	235	(151)
Decrease (increase) in inventories	246	(88)	(635)
Increase in deferred income taxes	(144)	(943)	(51)
Decrease (increase) in long-term trade receivables	420	416	(387)
Increase (decrease) in trade payables	(3,045)	2,666	(2,934)
Increase (decrease) in other accounts payable and accrued expenses	(1,518)	3,065	(483)
Increase (decrease) in customer advances	(3,054)	(2,740)	1,385
Accrued severance pay, net	203	145	(631)

Net cash provided by (used in) operating activities	(2,590)	(1,710)	5,458

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015
Cash flows from investing activities:

Investment in short-term deposits	(25,697)	(27,291)	(592)
Proceeds from sale of short-term bank deposits	21,264	25,371	5,777
Release of long-term bank deposits and restricted deposit	2,251	2,822	1,985
Proceeds from sale of property and equipment	22	81	104
Purchase of property and equipment	(1,203)	(737)	(876)
Investment in know-how and patents	(4)	(14)	(1)
Payments for business acquisition of a Fiber Company, net of cash acquired (1)	-	(3,875)	-
Payments for business acquisition of CyberSeal, net of cash acquired (2)	(2,393)	-	-

Net cash provided by (used in) investing activities	(5,760)	(3,643)	6,397

Cash flows from financing activities:

Short-term bank credit, net	-	(2,795)	(2,573)
Principal payment of long-term bank loans	(157)	(502)	(1,899)
Proceeds from long-term bank debt	2,500	-	-
Proceeds from issuance of shares upon exercise of options to employees	189	464	504
Issue of shares to non-controlling interests	51	50	-

Net cash provided by (used in) financing activities	2,583	(2,783)	(3,968)

Effect of exchange rate changes on cash and cash equivalents	1,218	(2,497)	(2,170)

Increase (decrease) in cash and cash equivalents	(4,549)	(10,633)	5,717
Cash and cash equivalents at the beginning of the year	36,784	32,235	21,602

Cash and cash equivalents at the end of the year	$32,235	$21,602	$27,319

Supplemental disclosures of cash flows activities:

Cash paid during the year for:
Interest	$182	$166	$116

Income taxes	$499	$516	$753

Non-cash activities:
Warrants issued upon the acquisition of CyberSeal	$1,500	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015
(1) Payments for business acquisitions of a Fiber Company, net of cash acquired:

Net fair value of assets acquired and liabilities assumed of the fiber company at the date of acquisition (see also Note 1b):
Net assets (excluding cash and cash equivalents)	$-	$410	$-
Technology	-	1,337	-
Customer relationship	-	315	-
Backlog	-	398	-
Deferred tax liability	-	(819)	-
Deferred tax assets	-	474	-
Goodwill	-	1,760	-

Total payments for business acquisitions of a Fiber Company, net of cash acquired	$-	$3,875	$-

(2) Payments for business acquisitions of CyberSeal, net of cash acquired:

Net fair value of assets acquired and liabilities assumed of CyberSeal at the date of acquisition (see also Note 1c):
Net assets (excluding cash and cash equivalents)	$(279)	$-	$-
Technology	457	-	-
Customer relationship	386	-	-
Backlog	323	-	-
Deferred tax liability	(175)	-	-
Goodwill	3,181	-	-

	$3,893	$-	$-
Warrants issued upon the acquisition of Cyberseal	(1,500)	-	-
Total payments for business acquisitions of CyberSeal, net of cash acquired	$2,393	$-	$-

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	General:

Magal Security Systems Ltd. ("the Parent Company" or "Magal") and its subsidiaries (together - "the Company") are international solutions providers of safety, security, site management and intelligence gathering and compilation of physical and cyber solutions and products. The Company's solutions are used world-wide.

On October 1, 2014, FIMI Opportunity Fund ("FIMI"), completed the purchase of approximately 40% of Magal's outstanding shares from Ki Corporation Limited, a Company beneficially owned by Mr. Nathan Kirsh. Following the closing of the transaction, FIMI is the largest shareholder of Magal.

During 2014, the Company faced a significant decrease in its legacy Cyber activities. Therefore, the Company concluded that an impairment test for the Company's goodwill and intangible assets was required during the fourth quarter of 2014.

As a result, in the fourth quarter of 2014, the Company recorded a non-cash impairment charge with respect to goodwill and intangible assets as follows: Goodwill – $ 2,114 (see also Note 2k and 7) and Intangible assets – $ 325 (see also Note 2i and 6).

b.	2014 Acquisition:

On April 8, 2014, the Company completed the acquisition of all of the outstanding ordinary shares of a U.S.-based fiber optic sensing technology company for $4,286 in cash. The acquired company is a provider of advanced solutions for sensing, security and communication. The fiber optics sensor provide the most advanced and cost effective security solutions for military bases, airports, power plants, water treatment facilities, pipelines, secure data networks, and other critical infrastructures and high-value assets.

The acquisition adds key advanced fiber optic sensing technology to the Company's offerings and to strengthen the Company's position in the market. The value of goodwill is attributed to synergies between the Company's portfolio and the acquired company's products and services. The entire goodwill was assigned to the Perimeter Products reporting unit.

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

The acquisition of CyberSeal allowed Magal to expand its offerings to deliver integrated physical and cyber solutions for its customers as well as for critical sites. The value of goodwill was attributed to synergies between Magal portfolio and CyberSeal's products and services. The entire goodwill was assigned to the Cyber reporting unit.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

In the fourth quarter of 2014, the Company recorded a non-cash impairment charge with respect to goodwill and intangible assets relating to the Cyber segment (see also Note 1, Note 2i and Note 2k).

The acquisition of CyberSeal was accounted for by the acquisition method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed. The results of CyberSeal's operations have been included in the consolidated financial statements since January 21, 2013.

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

The fair value of intangible assets was based on a market participant approach using an income approach. Intangible assets that are subject to amortization are amortized over their estimated useful lives. For technology and backlog the Company is using the straight-line method and for customer relationships the Company is using the acceleration method.

The following table sets forth the components of intangible assets associated with the acquisition and their annual rates of amortization:

Fair value

Technology	$457
Customer relationships	386
Backlog	323

Total intangible assets	$1,166

Acquisition related costs for the year ended December 31, 2013 amounted to $ 21, and was included mainly in general and administrative expenses.

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

During the years ended December 31, 2013, 2014 and 2015, the Company recorded inventory write-offs in the amounts of $565, $379 and $465, respectively. Such write-offs were included in cost of revenues.

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

During the years ended December 31, 2013 and 2015, the Company did not record any impairment charges relate to its intangible assets.

During 2014, the Company recorded an impairment charge for intangible assets allocated to the reporting unit within the Cyber segment in the amount of $ 325, which was recorded as part of the impairment of goodwill and intangible assets in the statements of operations (see Note 6).

j.	Impairment of long-lived assets:

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. In 2013, 2014 and 2015, the Company did not record any impairment charges attributable to property, plant and equipment.

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

Goodwill is allocated to two reporting units within the Perimeter Products segment and the Cyber segment.

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

Goodwill annual impairment test for the Perimeter Products segment:

The material assumptions used for the goodwill annual impairment test for the Perimeter Products segment, according to the income approach for 2015 were five years of projected net cash flows, a weighted average cost of capital rate of 16% and a long-term growth rate of 1%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

As required by ASC 820, "Fair Value Measurements and Disclosures," the Company applies assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

During the years ended December 31, 2013, 2014 and 2015, the Company did not record any impairment charges relates to the goodwill allocated to the reporting units within the Perimeter Products segment.

Goodwill annual impairment test for the Cyber segment:

The material assumptions used for the goodwill annual impairment test for the Cyber segment, according to the income approach for 2015 were five years of projected net cash flows, a weighted average cost of capital rate of 16% and a long-term growth rate of 3%. The Company considered current market conditions when determining the discount and growth rates to use in its analyses.

As required by ASC 820, "Fair Value Measurements and Disclosures," the Company applies assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

During the years ended December 31, 2013 and 2015, the Company did not record any impairment charges relates to the goodwill allocated to the Cyber segment.

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

The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities represented the amount of the implied fair value of goodwill. The carrying amount of the goodwill over its implied fair value represented an impairment loss of goodwill in the amount of $ 2,114 which was recorded as part of the impairment of goodwill and intangible assets in the statements of operations (See Note 7).

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

Acquisition related costs are expensed in the statement of operations in the period incurred.

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

Services and maintenance are performed under either fixed-price or time-and-materials based contracts. Under fixed-price contracts, the Company agrees to perform certain work for a fixed price. Under time-and-materials contracts, the Company is reimbursed for labor hours at negotiated hourly billing rates and for materials. Such service contracts are not in the scope of  ASC 605-35 and, accordingly, related revenues are recognized in accordance with SAB No. 104, as those services are performed or over the term of the related agreements provided that, an evidence of an arrangement has been obtained, fees are fixed and determinable and collectability is reasonably assured.

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

During the years ended December 31, 2013, 2014 and 2015, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $ 513,$ 373 $ 243, respectively.

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

The following assumptions were used in the Binomial option pricing model for the year ended December 31, 2013, 2014 and 2015:

	2013	2014	2015

Dividend yield	0%	0%	0%
Expected volatility	38.5%-58%	39.34%-44.91%	36.86%-50.05%
Risk-free interest	0.14%-1.6%	0.10%-1.90%	0.24%-2.16%
Contractual term	4-8 years	4-6 years	4-7 years
Forfeiture rate	10%	10%	10%
Suboptimal exercise multiple	1.5	1.5	1.41

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

The following table provides the detail of the change in the Company's product warranty accrual, which is a component of other accrued liabilities on the consolidated balance sheets for the years ended December 31, 2014 and 2015:

	December 31,
	2014	2015

Warranty provision, beginning of year	$1,238	$1,319
Charged to costs and expenses relating to new sales	1,014	709
Costs of warranties granted	(793)	(723)
Foreign currency translation adjustments	(140)	(92)

Warranty provision, end of year	$1,319	$1,213

q.	Net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share." Part of the Company's outstanding stock options has been excluded from the calculation of the diluted earnings (loss) per share because such securities are anti-dilutive. The total weighted average number of Magal's Ordinary shares related to the outstanding options excluded from the calculations of diluted earnings (loss) per share was 740,292 shares, 871,304 shares and 712,391 shares for the years ended December 31, 2013, 2014 and 2015, respectively.

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

Of the Company's cash and cash equivalents and short-term and restricted bank deposits at December 31, 2015, $ 19,151 is invested in major Israeli and U.S. banks, and approximately $ 12,009 is invested in other banks, mainly with the Royal Bank of Canada, BBVA Bankcomer, Deutsche Bank and La Caixa. Cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally these deposits may be redeemed upon demand and therefore, bear low risk.

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

Changes in the Company's allowance for doubtful accounts during the three years period ended December 31, 2015 are as follows:

	Year ended December 31,
	2013	2014	2015

Balance at the beginning of the year	$959	$809	$1,802
Doubtful debt expenses during the year	165	1,159	749
Customers write-offs/collection during the year, net	(358)	(17)	(185)
Exchange rate	43	(149)	(35)

	$809	$1,802	$2,331

As of December 31, 2015, the Company has no significant off-balance sheet concentrations of credit risk, such as foreign exchange contracts or foreign hedging arrangements.

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

In the years ended December 31, 2013, 2014 and 2015, the Company recorded tax expenses (income) in connection to uncertainties in income taxes of $ (55), $ 55 and $ 147 respectively.

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

On December 31, 2007, the then Chairman of the Company's Board of Directors, retired from his position. Pursuant to his retirement agreement, the retired Chairman is entitled to receive certain perquisites from the Company for the rest of his life. As of December 31, 2015, the actuarial value of these perquisites is estimated at approximately $ 711. This provision was included as part of accrued severance pay.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance expenses for the years ended December 31, 2013, 2014 and 2015, amounted to approximately $ 1,156, $ 1,009 and $ 245, respectively.

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

(iii)
The carrying amounts of the Company's long-term debt are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. As of December 31, 2015, there was no material difference in the fair value of the Company's long-term borrowing compared to their carrying amount.

v.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2013, 2014 and 2015, were $ 114, $ 321 and $ 122, respectively.

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

As of December 31, 2014 and 2015, the Company did not have any derivative instruments, measured at fair value on a recurring or nonrecurring basis.

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

During the year ended December 31, 2013, the Company recognized $ 39 profit from those forward "extra" contracts as part of financial income. During the years ended December 31, 2014 and 2015, the Company did not enter into forward "extra" contracts.

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

The Company has determined that its items of comprehensive income (loss) relate to unrealized gain from foreign currency translation adjustments.

The total accumulated other comprehensive income (loss), net was comprised as follows:

	Year ended December 31,
	2013	2014	2015

Foreign currency translation adjustments	$3,874	$2,041	$(1,850)

Total accumulated other comprehensive income (loss)	$3,874	$2,041	$(1,850)

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Impact of recently issued accounting standards:

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 605)", and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. The Company is still evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17) "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes".  ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet.

The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted.

The Company has early adopted this standard effective October 1, 2015, on a prospective basis. Prior periods have not been retrospectively adjusted. The adoption of ASU 2015-17 did not have a material impact on the Company’s financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases". The updated standard aims to increase transparency and comparability among organizations by requiring lessees to recognize lease assets and lease liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. This update is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods; early adoption is permitted and modified retrospective application is required. The Company is in the process of evaluating this guidance to determine the impact it will have on its financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2014	2015

Government authorities	$721	$443
Employees	29	13
Prepaid expenses	879	852
Advances to suppliers	284	533
Others	189	266

	$2,102	$2,107

NOTE 4:-	INVENTORIES

	December 31,
	2014	2015

Raw materials	$2,124	$1,498
Work in progress	1,482	1,607
Finished products	4,541	4,774

	$8,147	$7,879

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

a.	Composition:

	December 31,
	2014	2015
Cost:

Land and buildings	$7,025	$6,574
Machinery and equipment	2,822	2,566
Motor vehicles	1,611	1,734
Promotional displays	452	419
Office furniture and equipment	3,620	3,455
Leasehold improvements	575	521

	16,105	15,269
Accumulated depreciation:

Buildings	3,440	3,490
Machinery and equipment	2,221	2,045
Motor vehicles	864	852
Promotional displays	349	355
Office furniture and equipment	2,803	2,791
Leasehold improvements	317	321

	9,994	9,854

Property and equipment, net	$6,111	$5,415

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	PROPERTY AND EQUIPMENT, NET (Cont.)

b.	Depreciation expenses amounted to $ 1,212, $ 1,184 and $ 983 for the years ended December 31, 2013, 2014 and 2015, respectively.

c.	For charges, see Note 11g.

NOTE 6:-	INTANGIBLE ASSETS, NET

a.	Composition:

	December 31,
	2014	2015
Cost:

Know-how and patents	$4,738	$4,076
Technology	1,789	1,789
Customer relationships	686	686
Backlog	708	708

	7,921	7,259
Accumulated amortization:

Know-how and patents	4,606	4,002
Technology	327	762
Customer relationships	270	475
Backlog	546	707

	5,749	5,946

Impairment of technology and customer relationships	325	-

Intangible assets , net	$1,847	$1,313

b.
Amortization expenses related to intangible assets, not including the impairment of technology and customer relationships amounted to $ 507, $ 783 and $ 520 for the years ended December 31, 2013, 2014 and 2015, respectively.

c.	Estimated amortization of intangible assets for the years ended:

December 31,

2016	$272
2017	239
2018	230
2019	188
2020 and thereafter	384

$1,313

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	GOODWILL

Goodwill relates to two reporting unit within the Perimeter Products segment and the Cyber segment.

Changes in the carrying amount of goodwill for the years ended December 31, 2014 and 2015 are as follows:

	Perimeter Products	Cyber	Total

As of January 1, 2014	$1,991	$3,426	$5,417

Acquisition of a Fiber Company	1,760	-	1,760
Impairment of goodwill (See Note 2k.)	-	(2,114)	(2,114)
Foreign currency translation adjustments	(199)	(368)	(567)

As of December 31, 2014	3,552	944	4,496

Foreign currency translation adjustments	(242)	(4)	(246)

As of December 31, 2015	$3,310	$940	$4,250

NOTE 8:-	SHORT-TERM BANK CREDIT AND CREDIT LINES

a.	Short-term bank credit classified by currency, linkage terms and interest rates:

	Interest rate		December 31,
	2014	2015	2014	2015
	%

In or linked to NIS	0.66	-	$2,571	$-

			$2,571	$-
Weighted average interest rates at the end of the year	0.66	-

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHORT-TERM BANK CREDIT AND CREDIT LINES (Cont.)

b.	Credit lines:

	December 31,
	2014	2015

Short-term bank credit	$2,571	$-
Long-term bank credit	1,875	-
Bank guarantees	4,111	5,744

	8,557	5,744

Unutilized credit lines	19,406	17,085

Total authorized credit lines	$27,963	$22,829

c.
The Company's Canadian subsidiary has undertaken to maintain general covenants and the following financial ratios and terms in respect of its outstanding credit lines: a quick ratio of not less than 1.25:1; a ratio of total liabilities to tangible net worth of not greater than 0.75:1; and tangible net worth of at least $ 10,000. As of December 31, 2015, the Company's Canadian subsidiary was in compliance with the ratios and terms.

d.	For charges, see Note 11g.

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2014	2015

Employees and payroll accruals	$3,455	$3,212
Accrued expenses	6,479	4,949
Deferred revenues	451	487
Government authorities	287	51
Income tax payable and tax provision	1,085	1,822
Others	122	227

	$11,879	$10,748

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	LONG-TERM BANK DEBT

a.	Classified by currency, linkage terms and interest rates:

	Interest rate		December 31,
	2014	2015	2014	2015
	%

In or linked to US$	3.65	-	$1,875	$-

			1,875	-
Less - current maturities			500	-

			$1,375	$-
Weighted average interest rates at the end of the year	3.65	-

b.	During the year 2015, the Company paid back the balance of its bank debt.

c.	For charges, see Note 11g.

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade ("OCS"):

Under the research and development agreements between the Company and the OCS and the Company's Israeli subsidiary and the OCS and pursuant to applicable laws, the Company and its Israeli subsidiary are required to pay royalties at the rate of 3.5% of revenues derived from sales of products developed with funds provided by the OCS and ancillary services, up to an amount equal to 100% of the OCS research and development grants received, linked to the U.S. dollars plus interest on the unpaid amount received based on the 12-month LIBOR rate applicable to U.S. dollar deposits. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. During 2013 and 2014 the Company's Israeli subsidiary received grants amounted to $ 32 and $ 118, respectively, from the OCS.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Royalties paid to the OCS amounted to $ 123, $ 83 and $ 42 for the years ended December 31, 2013, 2014 and 2015, respectively. As of December 31, 2015, the Company and its Israeli subsidiary had remaining contingent obligations to pay royalties in the amount of approximately $ 1,916.

b.	Royalty commitments to a third party:

During 2002, the Company entered into a development agreement for planning, developing and manufacturing a security system with a third party. Under the agreement, the Company agreed to pay the third party royalty fees based on a defined formula. As of December 31, 2015, royalty commitments under the agreement amounted to $ 55.

c.	Lease commitments:

The Company rents certain of its facilities and some of its motor vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2029.

Future minimum lease payments under non-cancelable operating lease agreements are as follows:

2016	$659
2017	414
2018	323
2019	235
2020	241
2021 and there after	1,255

$3,127

Total rent expenses for the years ended December 31, 2013, 2014 and 2015 were approximately $ 1,077, $ 1,135 and $ 1,176, respectively.

d.	Guarantees:

As of December 31, 2015, the Company obtained bank performance guarantees and advance payment guarantees and bid bond guarantees from several banks, mainly in Israel and Canada, in the aggregate amount of $ 5,744.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

e.	Restricted deposits:

As of December 31, 2015 the Company’s restricted deposits relate mainly to several projects in order to guarantee the Company's performance under those projects.

In addition, in connection with the short-term bank credit the Company had as of December 31, 2014, the Company was required to maintain restricted deposit in the amount of $ 2,571. The deposit bore an average interest at rate of 0.16%. During 2015, the deposit was released.

f.	Legal proceedings:

The Company is subject to legal proceedings arising in the normal course of business. Based on the advice of legal counsel, management believes that these proceedings will not have a material adverse effect on the Company's financial position or results of operations.

g.	Charges:

As collateral for all of the Company liabilities to banks:

In January 2010, the Company approved a new credit arrangement and created in favor of its banks a first degree fixed charge over its unissued share capital and its goodwill and a first degree floating charge over its factory, business, and all of its assets and rights in Israel.

NOTE 12:-     SHAREHOLDERS' EQUITY

a.	Pertinent rights and privileges conferred by Ordinary shares:

The Ordinary shares of the Company are listed on the NASDAQ Global Market. The Ordinary shares confer upon their holders the right to receive notice to participate and vote in the general meetings of the Company and the right to receive dividends, if declared.

b.	Issued and outstanding share capital: 16,269,022 Ordinary shares at December 31, 2014 and 16,398,872 Ordinary shares at December 31, 2015.

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

As of December 31, 2015, 664,275 Ordinary shares were available for future option grants.

A summary of employee option activity under the Company's stock option plans as of December 31, 2015 and changes during the year ended December 31, 2015 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual life (in months)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2015	1,017,332	4.33	33.3	1,507
Granted	383,000	4.48	60.08
Exercised	(129,850)	3.88
Forfeited	(395,232)	4.35

Outstanding at December 31, 2015	875,250	4.45	40	59

Vested and expected to vest at December 31, 2015	705,600	4.38	42.7	59

Exercisable at December 31, 2015	380,083	4.42	8.53	39

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The weighted-average grant-date fair value of options granted during the year ended December 31, 2014 and 2015 were $ 0.65 and $ 1.56, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2015 and the exercise price, multiplied by the number of in-the-money options). This amount changes, based on the fair market value of the Company's stock. The total intrinsic value of options exercised for the year ended December 31, 2015 was $ 162 As of December 31, 2015, there was approximately $ 500 of unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans. This cost is expected to be recognized over a period of 3.75 years.

The options outstanding as of December 31, 2015 are follows:

Options outstanding as of December 31, 2015	Exercise price	Weighted average remaining contractual life	Options exercisable as of December 31, 2015
		(In months)
36,000	4.25	43.03	18,000
291,250	4.35	25.2	213,750
55,000	3.53	17.03	55,000
85,000	5.14	16.03	85,000
25,000	5.16	44.03	8,333
209,000	4.15	56.51	-
150,000	4.96	62.5	-
24,000	4.4	65.23	-

875,250		40	380,083

d.	Warrants:

On January 2013, as part of the acquisition of CyberSeal, the Company issued to CyberSeal's former owners warrants having a fair value of $ 1,500 to purchase 898,204 of the Company's Ordinary shares at an exercise price of $ 4.16 per share. 50% of the warrants became exercisable on December 31, 2013 and will expire on December 30, 2018. The remaining 50% became exercisable on December 31, 2014 and will expire on December 30, 2019. The fair value of the warrants was calculated using the Binominal model. The Company recognized the $ 1,500 as part of its additional paid-in capital.

e.	Dividends:

Dividends, if any, will be declared and paid in U.S. dollars. Dividends paid to shareholders in Israel will be converted into NIS on the basis of the exchange rate prevailing at the date of payment. The Company has determined that it will not distribute dividends out of tax-exempt profits.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2013	2014	2015
Numerator:
Income (loss) attributable to Magal shareholders'	$(4,463)	$3,410	$3,141

Denominator:
Denominator for basic net earnings (loss) per share weighted-average number of shares outstanding	16,138,944	16,186,148	16,347,948
Effect of diluting securities:
Employee stock options	-	151,908	62,763

Denominator for diluted net earnings (loss) per share - adjusted weighted average shares and assumed exercises	16,138,944	16,338,056	16, 410,711

NOTE 14:-	TAXES ON INCOME

a.	Tax laws applicable to the Group companies:

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

In respect of programs approved prior to the enactment of Amendment No. 60 to the Law, the benefit period starts with the first year the approved enterprise earns taxable income, provided that 12 years have not passed since the enterprise began operating and 14 years have not passed since the approval was granted.

Following the enactment of Amendment No. 60 to the Law, subsequent to April 1, 2005, companies under the tax benefits track are no longer required to obtain a letter of approval from the Investment Center but rather must make a notification of the year of election for the beneficiary enterprise status and are required, among others, to make a minimum qualifying investment. This condition requires an investment in the acquisition of productive assets such as machinery and equipment, which must be carried out within three years. The minimum qualifying investment required for setting up a "new plant" is NIS 300 thousand, linked to the Israeli CPI in accordance with the guidelines of the Israeli tax authorities.

The income qualifying for tax benefits under the tax benefits track is the taxable income of a company that has met certain conditions as determined by the Law ("a beneficiary company"), and which is derived from an industrial enterprise or a hotel. The Law specifies the types of qualifying income that is entitled to tax benefits under the tax benefits track both in respect of an industrial enterprise and of a hotel, whereby income from an industrial enterprise includes, among others, revenues from the production and development of software products and revenues from industrial research and development activities performed for a foreign resident (and approved by the Head of the Administration of Industrial Research and Development).

In respect of plant expansions executed following Amendment No. 60 to the Law, the benefit period starts at the later of the year elected and the first year the Company earns taxable income provided that 12 years have not passed since the beginning of the year of election.

If a dividend is distributed out of tax exempt profits, as above, the Company will become liable for tax at the rate applicable to its profits from the approved enterprise / beneficiary enterprise in the year in which the income was earned, as if it was not under the tax benefits track. The Company's policy is not to distribute such a dividend.

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

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 68):

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011 ("the Amendment"), which prescribes, among others, amendments in the Law for the Encouragement of Capital Investments, 1959 ("the Law"). The Amendment became effective as of January 1, 2011. According to the Amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire preferred income under its status as a privileged company with a preferred enterprise. Commencing from the 2011 tax year, the Company can elect (without possibility of reversal) to apply the Amendment in a certain tax year and from that year and thereafter, it will be subject to the amended tax rates. The tax rates under the Amendment are: 2011 and 2012 - 15% (in development area A - 10%) and in 2013 - 12.5% (in development area A - 7%).

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

Accelerated depreciation:

By virtue of the Law, the Company is eligible for deduction of accelerated depreciation on equipment used by the approved enterprise / beneficiary enterprise from the first year of the asset's operation.

The Law for the Encouragement of Industry (Taxation), 1969:

The Company has the status of an "industrial company", as defined by this law. According to this status and by virtue of regulations published thereunder, the Company is entitled to claim a deduction of accelerated depreciation on equipment used in industrial activities, as determined in the regulations issued under the Inflationary Law. The Company is also entitled to amortize a patent or rights to use a patent or intellectual property that are used in the enterprise's development or advancement, to deduct issuance expenses for shares listed for trading, and to file consolidated financial statements under certain conditions.

b.	Tax rates applicable to the Group:

1.	The Israeli regular corporate tax rate for Israeli companies was 26.5% in 2015 and 2014 and 25% in 2013.

On August, 2013, the "Knesset" issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 ("the Budget Law"), which consists, among others, of fiscal changes whose main aim is to enhance the collection of taxes in those years.

These changes include, among others, increasing the corporate tax rate from 25% to 26.5%, cancelling the reduction in the tax rates applicable to privileged enterprises (9% in development area A and 16% elsewhere) and, in certain cases, increasing the rate of dividend withholding tax within the scope of the Law for the Encouragement of Capital Investments to 20% effective from January 1, 2014.

2.	The tax rates of the Company's non-Israeli subsidiaries range between 16%-40%.

c.	Income taxes on non-Israeli subsidiaries:

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

d.	Tax assessments:

Final tax assessments:

The Company received final tax assessments through the 2009 tax year. The Israeli subsidiary received final tax assessments through the 2012 tax year. The subsidiary in Latin America received final tax assessments for 2010 and 2011 tax years.

The remaining subsidiaries have not received final tax assessments since their incorporation, however, the assessments of these subsidiaries are deemed final through the range between 2006-2010 tax years.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

e.	Reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory rate, and the actual tax expense, is as follows:

	Year ended December 31,
	2013	2014	2015

Income (loss) before taxes as reported in the statements of operations	$(4,460)	$3,402	$5,031

Tax rate	25%	26.5%	26.5%

Theoretical tax (tax benefit)	$(1,115)	$902	$1,333

Increase (decrease) in taxes:

Non-deductible items	119	746	211
Losses and other items for which a valuation allowance was provided	1,494	939	579
Adjustment of deferred tax balances following a changes in tax rates	(266)	-	-
Realization of carryforward tax losses for which valuation allowance was provided	-	(2,382)	(587)
Changes in valuation allowance	-	(1,034)	(567)
Tax rate differences in subsidiaries	(1)	571	276
Provision for uncertain tax positions	(55)	55	147
Taxes in respect of prior years	(3)	-	7
Tax withheld against which valuation allowance was provided this year	266	391	671
Investment tax credit	(236)	(160)	(158)
Other	(134)	54	11

Taxes on income in the statements of operations	$69	$82	$1,923

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

f.	Taxes on income (tax benefit) included in the statements of operations:

	Year ended December 31,
	2013	2014	2015

Current	$213	$1,024	$1,979
Deferred	(144)	(942)	(56)

	$69	$82	$1,923

Domestic	$49	$295	$966
Foreign	20	(213)	957

	$69	$82	$1,923

g.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2014	2015
Deferred tax assets:
Operating loss carry forwards	$4,837	$6,178
Reserves and tax allowances	4,535	2,646

Total deferred taxes before valuation allowance	9,372	8,824
Valuation allowance	(7,621)	(7,276)

Net deferred tax assets	1,751	1,548

Deferred tax liabilities:
Intangible assets	856	666

Net deferred tax assets	$895	$882

Foreign	$739	$882

Domestic	$156	$-

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

h.	The domestic and foreign components of income (loss) before taxes are as follows:

	Year ended December 31,
	2013	2014	2015

Domestic	$(2,313)	$(923)	$(1,484)
Foreign	(2,147)	4,325	6,515

	$(4,460)	$3,402	$5,031

i.	Net operating carry forward tax losses:

The Company has estimated total available carry forward tax losses of $ 7,630 to offset against future taxable income. As of December 31, 2015, the Company recorded a full valuation allowance on these carry forward tax losses due to the uncertainty of their future realization. There is no time limitation for the realization of such tax losses.

The Parent Company's subsidiaries have estimated total available carry forward tax losses of $ 14,223, which may be used to offset against future taxable income, for periods ranging between 1 to 20 years. As of December 31, 2015, the Parent Company recorded a partial valuation allowance for its subsidiaries' carry forward tax losses due to the uncertainty of their future realization.

Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

j.	Uncertain tax positions:

As of December 31, 2014 and 2015 balances in respect to ASC 740, "Income Taxes" amounted to $ 758 and $ 893, respectively.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

A reconciliation of the beginning and ending amount of unrecognized tax positions is as follows:

	December 31,
	2014	2015

Balance at the beginning of the year	$706	$758

Additions based on tax positions taken during a prior period	9	-
Additions based on tax positions taken related to the current year	114	293
Reductions related to settlement of tax matters and limitation	(68)	(146)
Foreign currency translation adjustments	(3)	(12)

Balance at the end of the year	$758	$893

NOTE 15:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company pays to its Executive Chairman of the Board a compensation for services provided to the Company commencing October 1, 2014.

The Company pays for his services in addition to the directors' fees paid by the Company to all of its directors: (i) a monthly payment of approximately $4 for time devoted to such position; and (ii) an annual cash bonus of $30 that will be paid only if the Company’s net profit pursuant to its annual audited and consolidated financial statement exceeds $5,000.  The annual cash bonus is payable commencing as of the fiscal year 2015 and will be paid, if earned, as set forth in the Compensation Policy.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SEGMENT INFORMATION

The Company adopted ASC 280, "Segment Reporting." As of December 31, 2015, the Company operates in three operational segments, as follows:

•	Perimeter Products segment - sales of perimeter products, including services and maintenance that are performed either on a fixed-price basis or pursuant to time-and-materials based contracts, and

•	Turnkey Projects segment - installation of comprehensive turnkey solutions for which revenues are generated from long-term fixed price contracts, and

•	Cyber segment - provides hardware and software products, in the field of Cyber security, for monitoring, securing, and the active management of wired, wireless, and fiber optic communication networks.

a.	The following data present the revenues, expenditures, assets and other operating data of the Company's operating segments:

	Year ended December 31, 2013
	Perimeter	Projects	Cyber	Eliminations	Total

Revenues	$30,551	$20,137	$1,638	$(809)	$51,517

Depreciation and amortization	$606	$629	$484	$-	$1,719

Operating income (loss), before financial expenses and taxes on income	$542	$(3,571)	$(1,184)	$(306)	$(4,519)
Financial income, net					(59)
Taxes on income					69

Net loss					$(4,529)

	Year ended December 31, 2014
	Perimeter	Projects	Cyber	Eliminations	Total

Revenues	$37,554	$39,198	$1,329	$(538)	$77,543

Depreciation and amortization	$1,006	$641	$320	$-	$1,967

Impairment of goodwill and intangible assets	$-	$-	$2,439	$-	$2,439

Operating income (loss), before financial expenses and taxes on income	$6,770	$(148)	$(4,995)	$(204)	$1,423
Financial income, net					(1,979)
Taxes on income					82

Net income					$3,320

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SEGMENT INFORMATION (Cont.)

	Year ended December 31, 2015
	Perimeter	Projects	Cyber	Eliminations	Total

Revenues	$30,761	$34,128	$1,596	$(2,749)	$63,736

Depreciation and amortization	$787	$602	$114	$-	$1,503

Operating income (loss), before financial expenses and taxes on income	$6,023	$1,095	$(1,684)	$(1,045)	$4,389
Financial income, net					(642)
Taxes on income					1,923

Net income					$3,108

	Year ended December 31, 2014
	Perimeter	Projects	Cyber	Total

Total long-lived assets	$7,890	$3,439	$1,125	$12,454

	Year ended December 31, 2015
	Perimeter	Projects	Cyber	Total

Total long-lived assets	$6,641	$3,360	$977	$10,978

b.	Major customer data (percentage of total revenues):

	Year ended December 31,
	2013	2014	2015

Customer A	15%	14.8%	13.3%
Customer B	14.2%	5.7%	5%
Customer C	* )	6.4%	18.1%

*) Less than 1%

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SEGMENT INFORMATION (Cont.)

c.	Geographical information:

The following is a summary of revenues within geographic areas based on end customer's location and long-lived assets:

1.         Revenues:

	Year ended December 31,
	2013	2014	2015

North America	$13,614	$21,165	$17,749
South and Latin America	3,118	8,813	13,443
Israel	11,517	16,525	12,406
Europe	7,311	9,591	7,891
Africa	8,182	12,393	6,611
Others	7,775	9,056	5,636

	$51,517	$77,543	$63,736

2.         Long-lived assets:

	December 31,
	2014	2015

Israel	$4,193	$3,889
USA	3,463	3,073
Canada	2,970	2,387
Europe	992	900
Others	836	729

	$12,454	$10,978

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SELECTED STATEMENTS OF INCOME DATA

Financial expenses:

	Year ended December 31,
	2013	2014	2015

Financial expenses:

Interest on long-term debt	$(36)	$(79)	$(67)
Interest on short-term and long-term bank credit and bank charges	(370)	(414)	(314)

	(406)	(493)	(381)
Financial income:

Interest on short-term and long-term bank deposits	337	141	54
Foreign exchange derivative instruments	39	-	-
Foreign exchange gains, net	89	2,331	969

	465	2,472	1,023

	$59	$1,979	$642

NOTE 18:-	EVENTS AFTER THE REPORTING DATE

On January 4, 2016, the Israeli Parliament's Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 217) (Reduction of Corporate Tax Rate), 2015, which consists of the reduction of the corporate tax rate from 26.5% to 25%.

The deferred tax balances included in the financial statements as of December 31, 2015 are calculated according to the tax rates that were in effect as of the reporting date and do not take into account the potential effects of the reduction in the tax rate. Said effects will be included in the financial statements that will be issued starting from the date on which the new tax rate is substantially enacted, namely in the first quarter of 2016.

The Company estimates that the change in tax rates has no effect on its financial statements.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to annual report on its behalf.

MAGAL SECURITY SYSTEMS LTD.

By:	/s/ Saar Koursh
Name:	Saar Koursh
Title:	Chief Executive Officer

Date: March 29, 2016