Form 20-F
period 2016-12-31
MAGAL SECURITY SYSTEMS LTD
filed 2017-03-29
CIK 896494

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report .................

Commission file number: 0‑21388

MAGAL SECURITY SYSTEMS LTD.
(Exact Name of Registrant as specified in its charter
and translation of Registrant's name into English)

Israel
(Jurisdiction of incorporation or organization)

P.O. Box 70, Industrial Zone, Yehud 5621617, Israel
 (Address of principal executive offices)

Yaacov Vinokur, Chief Financial Officer
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

Ordinary Shares, par value NIS 1.0 per share …….…22,894,348
(as of December 31, 2016)

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

This Annual Report on Form 20-F is incorporated by reference into the Registrant's Registration Statements on Form S-8, File Nos. 333-127340, 333-164696, 333-174127 and 333-190469.

- i -

- ii -

INTRODUCTION

Magal Security Systems Ltd. is a leading international provider of solutions and products for physical and video security solutions, as well as site management. Over the past 45 years, we have delivered our products as well as tailor-made security solutions and turnkey projects to customers in over 80 countries under some of the most challenging conditions. We offer comprehensive integrated solutions for critical sites, which leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Our broad portfolio of critical infrastructure protection and site protection technologies includes a variety of smart barriers and fences, fence mounted sensors, virtual gates, buried and concealed detection systems and sophisticated sensors for sub-surface intrusion such as to secure pipelines, as well as advanced video analytics software and video management systems. Our turnkey solutions are typically integrated and managed by sophisticated modular command and control software, supported by expert systems for real-time decision support. Our ordinary shares are traded on the NASDAQ Global Market under the symbol "MAGS".  Our website is www.magal-s3.com.  The information on our website is not incorporated by reference into this annual report.  As used in this annual report, the terms "we," "us," "our," and "Magal S3" mean Magal Security Systems Ltd. and its subsidiaries, unless otherwise indicated.

FIBERPATROL, FLARE, FLEXPI, FLEXPS, FLEXZONE, GUIDAR, INTELLI-FIELD, LOGO DESIGN (old Senstar), MISCELLANEOUS DESIGN (Stellar logo), OMNITRAX, PANTHER, PERIMITRAX, PINPOINTER, REPELS, SENNET, SENSTAR, SENSTAR & DESIGN, SENTIENT, ULTRAWAVE DESIGN, XFIELD, MAGAL, DTR, FORTIS, MAESTRO DB, FENSOR, ROBOGUARD, AIMETIS and AIMETIS SYMPHONY are registered trademarks. INTELLI-FLEX, INTELLIFIBER, STARLED, STARNET, ARMOURFLEX, FLASH, CYBERSEAL, the Magal logo, Tungsten, Rubidium, Gallium-PDS, Vanadium and all other marks used to identify particular products and services associated with our businesses are unregistered trademarks.  Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  All references in this annual report to "dollars" or "$" are to U.S. dollars, all references to "NIS" are to New Israeli Shekels and all references to "CAD" are to Canadian dollars.  The representative exchange rate between the NIS and the dollar as published by the Bank of Israel and effective on December 31, 2016 was NIS 3.845 per $1.00.

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

This Annual Report on Form 20-F contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended.  Such forward-looking statements reflect our current view with respect to future events and financial results.  Forward-looking statements usually include the verbs, "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "understands" and other verbs suggesting uncertainty.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section which appears in Item 3.D "Key Information -Risk Factors."

- iii -

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

                Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

                Not applicable.

ITEM 3.	KEY INFORMATION

A.        Selected Consolidated Financial Data.

The following selected consolidated financial data for and as of the five years ended December 31, 2016 are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP.  We have derived the following selected consolidated financial data as of December 31, 2015 and 2016 and for each of the years ended December 31, 2014, 2015 and 2016 from our consolidated financial statements set forth elsewhere in this annual report that have been prepared in accordance with U.S. GAAP.  We have derived the following selected consolidated financial data as of December 31, 2012, 2013 and 2014 and for each of the years ended December 31, 2012 and 2013 from our audited consolidated financial statements not included in this annual report.  The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5.  "Operating and Financial Review and Prospects" and our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

	2012	2013	2014	2015	2016

Revenues	$77,697	$51,517	$77,543	$63,736	$67,825
Cost of revenues	44,163	31,059	43,049	32,722	34,570
Gross profit	33,534	20,458	34,494	31,014	33,255
Operating expenses:
Research and development, net	4,041	4,409	4,604	4,814	6,779
Selling and marketing	16,528	12,781	17,130	14,785	17,536
General and administrative	7,408	7,787	8,898	7,026	7,445
Impairment of goodwill and other intangible assets	-	-	2,439	-	-
Total operating expenses	27,977	24,977	33,071	26,625	31,760
Operating income (loss)	5,557	(4,519)	1,423	4,389	1,495
Financial expenses (income), net	472	(59)	(1,979)	(642)	591
Income (loss) before income taxes	5,085	(4,460)	3,402	5,031	904
Taxes on income (tax benefit)	991	69	82	1,923	(122)
Net income (loss)	$4,094	$(4,529)	$3,320	$3,108	$1,026
Less: net loss attributable to non-controlling interest	-	(66)	(90)	(33)	(3)
Net income (loss) attributable to Magal's shareholders	$4,094	$(4,463)	$3,410	$3,141	$1,029
Basic and diluted net earnings (loss) per share	$0.26	$(0.28)	$0.21	$0.19	$0.06

Weighted average number of ordinary shares used in computing basic net earnings per share	16,003,482	16,138,944	16,186,148	16,347,948	17,999,779
Weighted average number of ordinary shares used in computing diluted net earnings per share	16,030,816	16,138,944	16,338,056	16,410,711	18,031,433

	2012	2013	2014	2015	2016
Consolidated Balance Sheets Data:
Cash and cash equivalents	$36,784	$32,235	$21,602	$27,319	$19,692
Short and long-term deposits and restricted deposits	9,607	12,283	10,979	3,977	32,971
Working capital	49,202	46,922	45,805	43,996	58,752
Total assets	91,036	87,787	83,759	74,996	105,993
Short‑term bank credit (including current maturities of long-term loans)	5,391	6,270	3,071	-	-
Long‑term bank loans	6	1,912	1,406	-	-
Total shareholders' equity	58,326	57,540	55,957	55,695	81,918

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

Risks Related to Our Business

We may not be able to sustain profitable operations. We may not have sufficient resources to fund our operations in the future.

We may not be able to sustain profitable operations in the future.  If we do not generate sufficient cash from operations, we will be required to obtain financing or reduce our level of expenditure or cash balance.  Such financing may not be available in the future, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be materially and adversely affected.

We depend on large orders from a relatively small number of customers for a substantial portion of our revenues.  The loss of one or more of our key customers could result in a loss of a significant amount of our revenues.

Historically, a relatively small number of customers account for a significant percentage of our revenues.   The Israeli Ministry of Defense, or the MOD, and the Israeli Defense Forces, or the IDF accounted for 14.8%, 13.3% and 8.6% of our revenues in the years ended December 31, 2014, 2015 and 2016, respectively. In addition, revenues from a national electricity company in Latin America accounted for 6.4%, 18.1% and 11.9% of our revenues in the years ended December 31, 2014, 2015 and 2016, respectively. The MOD, the IDF or any of our other major continuing customers may not maintain their volume of business with us or, if such volume is reduced, other customers generating similar revenues may not replace the lost business. Our inability to replace business from large contracts will adversely affect our financial results.  Any unanticipated delays in a large project, changes in customer requirements or priorities during the project implementation period, or a customer's decision to cancel a project, may adversely impact our operating results and financial performance. Our programs may also be affected in the future if there is a reduction in Israeli government defense spending for our programs or a change in priorities to purchase products other than ours.  Accordingly, changes in government contracting policies, budgetary constraints and delays or changes in the appropriations process could have an adverse effect on our business, financial condition and results of operations.

Our operating results may fluctuate from quarter to quarter and year to year.

Our sales and operating results may vary significantly from quarter to quarter and from year to year in the future.  Our operating results are characterized by a seasonal pattern, with a higher volume of revenues towards the end of the year and lower revenues in the first part of the year.  In addition, our operating results are affected by a number of factors, many of which are beyond our control.  Factors contributing to these fluctuations include the following:

•	changes in customers' or potential customers' budgets as a result of, among other things, government funding and procurement policies;

•	changes in demand for our existing products and services;

•	our long and variable sales cycle;

•	our ability to maintain sales volumes at a level sufficient to cover fixed manufacturing and operating costs;

•	the timing of the introduction and market acceptance of new products, product enhancements and new applications.

Our expense levels are based, in part, on expected future sales.  If sales levels in a particular quarter do not meet expectations, we may be unable to adjust operating expenses quickly enough to compensate for the shortfall of sales, and our results of operations may be adversely affected.  Due to these and other factors, we believe that quarter to quarter and year to year comparisons of our past operating results may not be meaningful.  You should not rely on our results for any quarter or year as an indication of our future performance.  Our operating results in future quarters and years may be below expectations, which would likely cause the price of our ordinary shares to fall.

Because our project related sales tend to be concentrated among a small number of customers during any period, our operating results may be subject to substantial fluctuations. Accordingly, our revenues and operating results for any particular quarter may not be indicative of our performance in future quarters, making it difficult for investors to evaluate our future prospects based solely on the results of any one quarter.

Given the nature of our customers and projects, we receive relatively large orders for projects from a relatively small number of customers. Consequently, a single order from one customer may represent a substantial portion of our sales in any one period and significant orders by any customer during one period may not be followed by further orders from the same customer in subsequent periods. Our sales and operating results are subject to very substantial periodic variations. Since quarterly performance is likely to vary significantly, our results of operations for any quarter or calendar year are not necessarily indicative of the results that we might achieve for any subsequent period. Accordingly, quarter-to-quarter and year-to-year comparisons of our operating results may not be meaningful. In addition, we have a limited order backlog that is generally composed of orders that are mostly fulfilled within a period of three to twelve months after receipt, which makes revenues in any quarter substantially dependent upon orders received in prior quarters.

We may be unable to successfully integrate our recent acquisitions to fully realize targeted synergies, revenues and other expected benefits of the acquisitions.

In January 2013, we purchased CyberSeal Ltd. (previously known as WebSilicon Ltd.), an Israeli cyber security company whose products and services complement our physical security products and services. In April 2014, we acquired a U.S. based fiber-optic technology company which provides advanced solutions for sensing, security, and communication. In April 2016, Senstar, our fully owned Canadian subsidiary, acquired Aimetis, a Canadian-based company, which specializes in advanced video analytics software and intelligent IP video management software (VMS).

Achieving the targeted synergies, such as operating and long-term strategic cost-savings, of the acquisitions will depend in part upon whether we can continue to integrate their businesses and technologies in an efficient and effective manner. We may not be able to accomplish this integration process smoothly or successfully. The integration of our respective operations will require the dedication of significant management resources, which may distract management's attention from day-to-day operations. Employee uncertainty and lack of focus during the integration process may also disrupt our business and result in undesired employee attrition. An inability of management to successfully integrate the operations into our business could have a material adverse effect on our business, results of operations and financial condition.

An inability to realize the full extent of, or any of, the anticipated benefits and synergies of the acquisitions, as well as any delays encountered in the integration process, could have an adverse effect on our business, results of operations and financial condition. We may also be required in the future to record impairment charges relating to the carrying value of our intangible assets and goodwill arising from such acquisitions.  Moreover, future acquisitions by us could result in potentially dilutive issuances of our equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to identifiable intangible assets, any of which could materially adversely affect our operating results and financial position.  Acquisitions also involve other risks, including risks inherent in entering markets in which we have no or limited prior experience.

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

The global market for security, safety, site management solutions and products is highly fragmented and intensely competitive.  We compete principally in the market for perimeter intrusion detection systems, or PIDS, Video Management Software, or VMS, Intelligent Video Analytics, or IVA, and turnkey projects and solutions.  Some of our competitors and potential competitors have greater research, development, financial and personnel resources, including governmental support, as well as established greater penetration into certain vertical markets or geographical market segments. We cannot assure you that we will be able to compete effectively relative to our competitors or continue to develop and market new products effectively. Continued competitive pressures could cause us to lose significant market share.

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

During periods of slowing economic activity our customers may reduce their demand for our products and technology, which would reduce our sales. As a result, our business, operating results and financial condition may be adversely affected. Economies throughout the world currently face a number of challenges, including threatened sovereign defaults, credit downgrades, restricted credit for businesses and consumers and potentially falling demand for a variety of products and services.

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

We may also be required in the future to increase our reserves for doubtful accounts.  In addition, the fair value of some of our assets may decrease as a result of an uncertain economy and as a result, we may be required to record impairment charges in the future.  If global economic and market conditions or economic conditions in key markets remain uncertain or weaken further, our financial condition and operating results may be materially adversely affected.

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

Most of our sales are made in North America, Europe, Latin America, Africa and Israel.  Our revenues are primarily denominated in dollars, Euros, NIS and Mexican Pesos, while a portion of our expenses, primarily labor expenses, is incurred in NIS and Canadian Dollars.  Additionally, certain assets, especially trade receivables, as well as part of our liabilities are denominated in NIS.  As a result, fluctuations in rates of exchange between the dollar and non-dollar currencies may affect our operating results and financial condition.  The dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the dollar.  In addition, the value of our non-dollar revenues could be adversely affected by the depreciation of the dollar against such currencies. Our financial expenses may also be adversely affected  by the depreciation of a currency in which we maintain our monetary assets.  Foreign currency fluctuations had a positive impact on our results of operations and we recorded foreign exchange income, net of $2,331,000 and $969,000, in the years ended December 31, 2014 and 2015, respectively. Foreign currency fluctuations had a negative impact on our results of operations and we recorded foreign exchange loss, net of $595,000, in the year ended December 31, 2016. We may incur exchange losses in the future. Our results of operations may continue to be materially affected by currency fluctuations in the future.

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

A large portion of our sales is to markets outside of Israel.  For the years ended December 31, 2014, 2015 and 2016 approximately 78.7%, 80.6% and 82.1%, respectively, of our revenues were derived from sales to markets outside of Israel.  A key component of our strategy is to continue to expand in such international markets.  Our international sales efforts are affected by costs associated with the shipping of our products and risks inherent in doing business in international markets, including:

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

We have significant operations in countries that may be adversely affected by political events, economic instability, regime replacement, major hostilities or acts of terrorism.

We are a global security company with worldwide operations. Significant portions of our operations are conducted outside the markets in which our products and solutions are manufactured or generally sold, and accordingly, we often export a substantial number of products into such markets. We may be denied access to potential customers or suppliers or denied the ability to ship products from any of our subsidiaries into the countries in which we currently operate or wish to operate, as a result of economic, legislative, political and military conditions, including hostilities and acts of terrorism, in such countries.

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum (Brexit). The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could continue for a few years after the government of the United Kingdom formally initiates a withdrawal process. Nevertheless, the referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, and has given rise to calls for certain regions within the United Kingdom to preserve their place in the European Union by separating from the United Kingdom as well as for the governments of other E.U. member states to consider withdrawal.

In the United States, the new Trump Administration has called for substantial change to fiscal, tax and trade policies that may adversely affect our business. We cannot predict the impact, if any, of these changes to our business. However, it is possible that these changes could adversely affect our business.

These developments, or the perception that any of them could occur, could have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. Any of these events would likely harm our business, operating results and financial condition.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber-attacks or other breaches of network or information technology (IT) security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attacks, malware, computer viruses and other means of unauthorized access.  While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain.  A failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation.  To date, we have not been subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

We may not be able to protect our proprietary technology and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon protecting our proprietary technology.  We have 23 patents and have 5 patent applications pending.  We also rely on a combination of trade secret and copyright law and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology.  It is our policy to protect our proprietary rights in our products and operations through contractual obligations, including confidentiality and non-disclosure agreements with certain employees, distributors and agents, suppliers and subcontractors.  These measures may not be adequate to protect our technology from third-party infringement, and our competitors may independently develop technologies that are substantially equivalent or superior to ours.  Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws.

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

Systems and information technology interruptions or cyber-attacks could adversely impact our ability to operate.

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

We acquire most of the components utilized in our products, including our turnkey solutions, from a limited number of suppliers.  We may not be able to obtain such items from these suppliers in the future or we may not be able to obtain them on satisfactory terms.  Temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results.  In addition, the installation of our fence mounted detection systems in Israel is outsourced primarily to two subcontractors.  If either or both of such subcontractors were to be unable or unwilling to continue to perform such services, we would have to identify and qualify one or more substitute subcontractors to perform such services.  This could cause delays in the implementation of our fence mounted detection systems in Israel, the costs associated with installing such systems may increase and our business may be adversely affected.

We currently benefit from government programs and tax benefits that may be discontinued or reduced in the future, which would increase our future tax expenses.

We currently benefit from grants and tax benefits under Israeli government programs, which require us to meet specified conditions, including, but not limited to, making specified investments from our equity in fixed assets and paying royalties with respect to grants received.  In addition, some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel.  We also benefit from tax credits pursuant to the Scientific Research and Experimental Development Tax incentive Program in Canada, and from research grant programs such as the "Industrial Research Assistance Program" (IRAP).

If we fail to comply with the conditions imposed by the Israeli law or the Canadian tax program in the future, the benefits we receive could be cancelled and we could be required to refund any payments previously received under these programs, including any accrued interest, or pay increased taxes or royalties.  Canadian research grant programs are dependent on the Government's continued commitment to support R&D, on availability of funding, and may be more difficult to realize or may not be available in the future.  Such a result would adversely affect our results of operations and financial condition.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources.  Section 404 of the Sarbanes-Oxley Act requires management's annual review and evaluation of our internal control over financial reporting in connection with the filing of the annual report on Form 20-F for each fiscal year.  We may identify material weaknesses or significant deficiencies in our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in material misstatements in our financial statements.  Any such failure could also adversely affect the results of our management's evaluations and annual auditor reports regarding the effectiveness of our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Regulations that impose disclosure requirements regarding the use of "conflict" minerals in our products may result in additional cost and expense and could result in other significant adverse effects.

In August 2012, the SEC adopted a rule requiring disclosure by public companies of the origin, source and chain of custody of specified minerals, known as conflict minerals, that are necessary to the functionality or production of products manufactured or contracted to be manufactured by us. The rule requires companies to obtain sourcing data from suppliers, engage in supply chain due diligence, and file annually with the SEC a specialized disclosure report on Form SD covering the prior calendar year. Implementation of our conflict minerals policy could limit our ability to source at competitive prices and to secure sufficient quantities of certain minerals used in the manufacture of our products, specifically tantalum, tin, gold and tungsten, as the number of suppliers that provide conflict-free minerals may be limited. In addition, may incur material costs associated with complying with the conflict minerals rule, such as costs related to the determination of the origin, source and chain of custody of the minerals used in our products, the adoption of conflict minerals -related governance policies, processes and controls, and possible changes to products or sources of supply as a result of such activities. Within our supply chain, we may not be able to sufficiently verify the origins of the relevant minerals used in our products through the data collection and due diligence procedures that we implement, which may harm our reputation. Furthermore, we may encounter challenges in satisfying those customers that require that all of the components of our products be certified as conflict free, and if we cannot satisfy these customers, they may choose a competitor's products. We continue to investigate the presence of conflict materials within our supply chain.

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

The FIMI Partnerships owned approximately 43 % of our outstanding ordinary shares as of March 27, 2017. For as long as FIMI has a controlling interest in our company, it will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Because the interests of FIMI may differ from the interests of our other shareholders, actions taken by FIMI with respect to us may not be favorable to our other shareholders.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Stock Market Rules.  We follow Israeli law and practice instead of NASDAQ rules regarding the director nomination process, compensation of executive officers and the requirement that our independent directors have regularly scheduled meetings at which only independent directors are present.  As a foreign private issuer listed on the NASDAQ Global Market, we may also follow home country practice with regard to, among other things, the composition of the board of directors and quorum at shareholders' meetings.  In addition, we may follow home country practice instead of the NASDAQ requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the SEC, each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ's corporate governance rules.

We may in the future be classified as a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

U.S. holders of our ordinary shares may face income tax risks. There is a risk that we will be treated as a "passive foreign investment company" or PFIC.  Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income," or (2) at least 50% of the average value of the corporation's gross assets produce, or are held for the production of, such types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income". If we are treated as a PFIC, U.S. Holders of shares (or rights) would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ordinary shares (or rights). In particular, any dividends paid by us, if any, would not be treated as "qualified dividend income" eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.  We believe that we were not a PFIC for the taxable year of 2016.  However, since PFIC status depends upon the composition of our income and the market value of our assets from time to time, there can be no assurance that we will not become a PFIC in any future taxable year. U.S. Holders should carefully read Item 10E. "Additional Information – Taxation" for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares(or rights).

Risks Relating to Our Location in Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

We are incorporated under the laws of Israel and our principal executive offices, as well as approximately one-third of our manufacturing and research and development facilities are located in the State of Israel.  As a result, political, economic and military conditions affecting Israel directly influence us.  Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations.

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2016.  In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as an escalation in terrorist attacks in late 2015 and the beginning of 2016 and extensive hostilities along Israel's border with the Gaza Strip such as the missiles fired from the Gaza Strip into Israel during July-August 2014. Riots and uprisings in several countries in the Middle East and neighboring regions and armed conflicts, including by ISIS, have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

Furthermore, we could be adversely affected by the interruption or reduction of trade between Israel and its trading partners.  Some countries, companies and organizations continue to participate in a boycott of Israeli companies and others doing business with Israel or with Israeli companies.  As a result, we are precluded from marketing our products to these countries, companies and organizations.  Foreign government defense export policies towards Israel could also make it more difficult for us to obtain the export authorizations necessary for our activities.  Over the past several years there have also been calls in Europe and elsewhere to reduce trade with Israel.  Restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

A.            History and Development of the Company.

We were incorporated under the laws of the State of Israel on March 27, 1984 under the name Magal Security Systems Ltd.  We are a public limited liability company under the Israeli Companies Law, 5759-1999, and operate under this law and associated legislation.  Our principal executive offices are located near Tel Aviv, Israel, in the Yehud Industrial Zone.  Our mailing address is P.O. Box 70, Industrial Zone, Yehud 5621617, Israel and our telephone number is +972-3-539-1444.  Our agent for service of process in the United States is Senstar Inc., 13800 Coppermine Road, Second Floor, Herndon, Virginia 20171. Our website address is www.magal-S3.com. The information on our website is not incorporated by reference into this annual report.

We are a leading international provider of products and solutions for physical security, safety and site management. For more than 45 years, we have delivered products and tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world's most demanding locations.

We offer broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS),Video Management Software (VMS), Intelligent Video Analytics (IVA), technology and cyber security solutions. Our offering is complemented by our comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation cutting edge Physical Security Information Management system (PSIM).

We intend to increase our revenues in the perimeter products segment as well as the VMS/IVA segments by (i) locating new channels to promote and market our products; (ii) maintaining technology leadership; (iii) investing in research and development; (iv) entering into OEM agreements; and (v) acquiring new technologies independently or through mergers and acquisitions.

In January 2013, we purchased CyberSeal Ltd., an Israeli cyber security company whose products and services complement our physical security products and services. In April 2014, we acquired a U.S. based fiber-optic technology company which provides advanced solutions for sensing, security, and communication.. In April 2016, we acquired Aimetis, a Canadian-based company, which specializes in advanced video analytics software and intelligent IP video management software (VMS).

Our capital expenditures for the years ended December 31, 2014, 2015 and 2016 were approximately $0.7 million, $0.9 million and $0.8 million, respectively.  In addition, we paid approximately $4.3 million in cash in connection with the acquisition of the fiber company in 2014 and paid approximately $12.1 million (net of cash acquired) in cash (including $0.8 million placed in escrow to secure potential indemnity obligations) in consideration of our acquisition of Aimetis in 2016.

B.            Business Overview.

Overview and Strategy

We develop, manufacture, market and sell comprehensive lines of perimeter intrusion detection sensors, physical barriers, video analytics and video management systems, and cyber security products and systems to high profile customers.  Our systems are used in more than 80 countries to protect sensitive facilities, including national borders, military bases, power plants, airports, seaports, prisons, industrial sites, large retailer organizations, banks, oil and gas facilities, sporting events including athlete villages and stadiums, and municipalities from intrusion, terror, crime, sabotage or vandalism to infrastructure, assets and personnel.

Based on more than 45 years of experience and interaction with customers, we have developed a comprehensive set of solutions and products, optimized for perimeter, outdoor and general security applications.  Our portfolio of mission critical infrastructure and site protection technologies includes a variety of smart fences and barriers, fence mounted sensors, virtual (volumetric) fences and gates, buried and concealed detection systems and tunneling sensors to secure prisons, bank vaults and pipelines.  We deliver comprehensive IP technology and traditional closed circuit television, or CCTV, solutions, supported by our own advanced VMS solutions, which include Video Motion Detection, or VMD and Intelligent Video Analytics, or IVA.

With the addition of Aimetis' products and expertise, we are now able to address new markets and offer solutions incorporating advanced video analytics and VMS for physical indoor and outdoor security applications. With the addition of the newly acquired state of the art technology and expertise, we are able to expand our overall solution, offer a wider range of products in addition to our PSIM, PIDS and Cyber solutions, and address new markets.

Our primary objective is to become a leading international solution provider of security products and site security and safety management solutions.  To achieve this objective, we are implementing a business strategy incorporating the following key elements:

•
Leverage existing customer relationships.  We believe that we have the capability to offer certain of our customers a comprehensive security package.  As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications.  We intend to expand the depth and breadth of our existing customer relationships while initiating similar new relationships. Our VMS offering is an excellent opportunity to revisit our existing customers.

•
Refine and broaden our product portfolio.  We have identified the security needs of our customers and intend to enhance our current products' capabilities, develop new products, acquire complementary technologies and products and enter into OEM agreements with third parties in order to meet those needs.

•
Refine and broaden our integration and turnkey delivery capabilities.  As a solution provider we depend on our capability to tailor specific solutions for each customer.  Our integration building blocks and our execution skills are key factors in achieving our growth and profitability.

•
Enhance our presence in emerging markets. We intend to enhance our presence in emerging markets such as India and China, in order to increase our exposure to small and medium size business opportunities for both our perimeter products and solutions and turnkey projects segments.

•
Strengthen our presence in existing markets.   We intend to increase our marketing efforts in our existing markets mainly in North America and the APAC region and to acquire or invest in complementary businesses and joint ventures.

Emerging Opportunities

We believe that the proliferation of digital communication and information technology into the security market provides us with the opportunity to consolidate safety and site management with security applications.  Cities and municipalities, air and sea ports, chemical factories, sporting event villages and stadiums, and critical infrastructure sites are currently utilizing the benefits of this approach to security management.  This integration allows users to share diverse sensors (such as cameras and emergency buttons), IT systems, traffic management tools, Cyber solutions and other resources and feed them into a single command and control platform.  Users from different departments within organizations can now share the same information, allowing for improved communication and coordination, whether it is a routine operation or crisis situation.  We believe that we are well positioned and are in the forefront of this emerging market opportunity.  We can also address the increasing cyber threats that the trend towards networking imposes on sites we traditionally protect with physical security.

The unrest in Africa and the Middle East along with terrorist actions by ISIS, Boco Haram and El Shabab and massive migration of refugees may generate new requirements in these regions and in Europe.

Products and Services

General

Our principal physical, VMS, and cyber security products and solutions include:

•	Perimeter Intrusion Detection Systems (PIDS);

•	VMS, including IVA applications;

•	CCTV systems, including a perimeter security robotic camera platform;

•	Pipeline security and third party interference (TPI) detection systems;

•	Cyber security systems for security networks;

•	Life safety/duress alarm systems;

•	Command and control systems; and

•	Miscellaneous systems tailored for specific vertical market needs.

The following table shows the breakdown of our consolidated revenues for the calendar years 2014, 2015 and 2016 by operating segments:

	Year ended December 31,
	2014	2015	2016
	(In thousands)
Products	$37,554	$30,761	$32,372
Turnkey projects	39,198	34,128	31,823
Video & Cyber security	1,329	1,596	5,626
Eliminations	(538)	(2,749)	(1,996)
Total	$77,543	$63,736	$67,825

Perimeter Security Products

Perimeter security products enable customers to monitor, limit and control access by unauthorized personnel to specific regions or areas.  High-end perimeter products are sophisticated in nature and are used for correctional facilities, borders, nuclear and conventional power plants, air and sea ports, military installations and other high security installations.  Two independent researches from 2012 (Frost & Sullivan and IHS Research), recognized our company as the number one provider of PIDS technology.

Our line of perimeter security products utilizes sophisticated sensor devices to detect and locate intruders and identify the nature of intrusions.  Our perimeter security products have been installed along tens of thousands of kilometers of borders and facility boundaries throughout the world, including more than 600 correctional institutions and prisons in the United States and several other countries.  We have installed several hundred kilometers of high security smart perimeter systems along Israel's borders.

Our line of outdoor perimeter security products consists of the following:

•	Fence mounted detection systems – mechanical sensors, "microphonic" wire sensors, fiber optic sensors and electronic ranging sensors;

•	Smart barriers – a variety of robust detection grids, gates and innocent looking fences, designed to protect water passages, VIP residences and other outdoor applications;

•	Buried sensors – volumetric buried cable sensors for PIDS and seismic and fiber sensors to secure pipelines and critical assets against digging;

•	Taut wire – hybrid perimeter intrusion detection system with physical barrier;

•	Electrical field disturbance sensors (volumetric); and

•	Microwave sensors.

Fence Mounted Detection Systems

We offer various types of detection systems. While less robust than taut wire installations, the adaptability of these systems to a wide range of pre-existing barrier structures makes these products viable alternatives for cost-conscious customers.  Our detection devices are most effective when installed on common metal fabric perimeter systems, such as chain link or welded mesh. In our BARRICADE system, electro-mechanical sensors are attached to fence panels approximately three meters apart on any of several common types of fence structures.  Once attached to the fence, each sensor detects vibrations in the underlying structures.  The sensor system's built-in electro-mechanical filtering combines with system input from a weather analysis to minimize the rate of false alarms from wind, hail or other sources of nuisance vibrations.  Our most recent product is the Fensor – an accelerometer based fence mounted detection system that is capable of locating the exact location of an intrusion within 3 meters and is optimized for rigid fences such as palisade.

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

In the second quarter of 2014 we launched our latest coaxial cable based fence mounted ranging sensor – FlexZone. FlexZone can pinpoint intrusions to within ±3 m (±10 ft); it provides long physical cable lengths (up to 600 m per processor) configurable through software to many smaller virtual zones. Power and data between processors is supported through the sensor cable and thus it reduces the requirement for multiple feeds per site. We intend to retire as soon as practical all the previous generations of triboelectric and electric cable fence sensors upgrading our offering and the legacy installed base to this new product.

Intelli-FIBER is a zone based fence mounted detection system based on a fiber optic sensor. During 2014, we acquired a U.S. based company with advanced fiber technology and completed the merger of its business into the group. This acquisition adds new state-of-the-art products, designed for mid and long range perimeters under the product family name FiberPatrol.

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

Taut Wire Perimeter Intrusion Detection Systems

Our taut wire perimeter systems consist of wire strung at high tension between anchor posts.  Sensor posts are located at the middle between anchor posts.  These sensor posts contain one or more devices that detect changes in the tension being exerted on and by the taut wires.  Any abnormal force applied against these wires or released from them (such as by cutting) automatically triggers an alarm. Taut wire technology provides three critical elements of protection against unauthorized intruders: deterrence, detection and delaying (until first responders may react and intercept the intruder).

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

Electrical Field Disturbance Sensors

Terrain following volumetric sensors can detect intrusions before the intruder touches the sensor.  They can be installed on buildings, free-standing posts, existing fences, walls or rooftops, and will sense changes in the electrostatic field when events, such as intruders penetrating through the wires, take place.  The system's tall, narrow, well contained detection zone allows the sensor to be installed in almost any application and minimizes nuisance alarms caused by nearby moving objects.  Our flagship product is X-Field; it consists of a set of four and up to eight parallel field sensing wires.

Microwave Products

We also offer a K-band all digital bi-static microwave system, designed for stable, reliable operation in extreme outdoor environments.  Coverage distance range from 5 meters to 200 meters. Older generations of X band microwaves are retired but still supported.

Video and Cyber Security

VMS / IVA Solutions

Aimetis Symphony 7 is the new benchmark for intelligent Video Management Software (VMS). Highly scalable, easy to set up and use, Symphony 7 can be used in both single server installations and multi-server deployments. Symphony 7 offers high scalability; web-based administrator capabilities; centralized cloud management; native analytics applications which include motion tracking, auto-PTZ (pan–tilt–zoom) tracking, people counting, and many more; high security and server and storage failover which reduces the need for expensive Microsoft clustering and extra servers.

Aimetis intelligent video analytics (IVA) transforms IP video into more than a passive monitoring tool with video analytics that are seamlessly incorporated into Aimetis Symphony 7. Each video analytic is specially designed for physical security and business intelligence applications, providing value across many vertical markets.

Our intelligent video analytics (IVA) capabilities include:

Face Recognition - A robust video analytic, ideally suited for securing facilities that require a stronger layer of protection for access control. With real-time alarms and intuitive searching when paired with Aimetis Symphony, the Face Recognition video analytic transforms what is possible with a video surveillance system.

Automatic License Plate Recognition - Automatically recognize and record vehicle license plates from over 100 countries. Set alarms for specific plates to deny or approve entry.

Outdoor People and Vehicle Tracking - Detect and track all moving objects and classify them as a person, vehicle, or unknown. Movement tracks are recorded to know exactly where each object came from and where it left the camera's point-of-view.

Left and Removed Item Detection - Monitor changes in an environment to detect when objects are added or removed from a scene. Set alarms to notify security staff when an item has been removed from an area or left unattended for a designated amount of time. This solution designed for use in airports, train stations, and other public spaces.

Indoor People Tracking - Detect and track people moving within the frame of a camera. Alarms can be set when unauthorized entry into an area is detected and dwell times can be tracked and recorded for the detection of unwanted loitering. Heat maps can also be created in retail stores and public spaces to determine areas of highest traffic and interest.

Crowd Detection - Real-time occupancy estimation for indoor and outdoor deployments, ideal for monitoring public spaces, event venues, and capacity restricted environments. Crowd Detection also offers numerous business intelligence applications.

PTZ Auto-Tracking (Auto PTZ) - Auto PTZ can automatically control a PTZ camera, enabling it to zoom in and follow moving people and vehicles within the field of the camera. This is designed for use in outdoor perimeter monitoring and provides a closer look at people and vehicles for future forensic purposes.

Cyber Security

Our solutions monitor, detect and protect against abnormal network activity, both landline and wireless, within and close to protected sites.

•	Tungsten – A hardened managed switch with built in security capabilities to monitor unauthorized traffic which is optimized for outdoors security and ICS networks (Industrial Control System); and

•	Rubidium – An easily operated SIEM (Security Information & Event Management) application, designed to manage CyberSeal's products as well as third party network and cyber monitoring devices.

Perimeter Security Robot

In 2014, we introduced our new concept for perimeter security called RoboGuard, a robotic platform that runs on an elevated rail along the perimeter of protected sites or border lines, carrying an assortment of sensors. The robot can respond promptly and rush to the exact zone or location where intrusions are suspected, or automatically patrol and inspect fence integrity, looking for holes or suspicious nearby objects by using a sophisticated laser scanner. The robot is powered by a battery which is recharged automatically every few hours.

A typical RoboGuard configuration includes:

•	One or two fixed cameras with IR illuminators for fence surveillance;

•	One PTZ camera with IR illuminator; and

Two-way intercom in order to communicate with intercepted would-be intruders.

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

CCTV Systems

We have a proven track record in delivering CCTV and IVA solutions that are designed for use in outdoor applications. Following the Aimetis acquisition, our VMS outdoor and indoor solutions present one of the most advanced technologies. These capabilities are now fully embedded as part of Magal's Fortis4G Physical Security Information Management (PSIM) system.

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

Command and Control Systems

The development of communication and IT technology has significantly affected the security market.  Multiple security systems and technologies, sometimes supplied by different vendors, can now be integrated into a unified command and control system.  We offer three types of command and control systems:

•	Fortis4G – a fourth generation high-end comprehensive command and control system;

•	StarNet 2 – our new security management system, or SMS, was launched in the latter part of 2015 and replaces the legacy StarNet 100; and

•	Network Manager – a middleware (software) package which is essential for integration with 3rd party control systems and offers an entry level alarm management system called AIM.

Fortis 4G

FORTIS4G is our latest PSIM system.  It is a comprehensive, wide area and real time command and control solution, designed for entities requiring management of security, safety and site management as well as cyber events (Integrated PSIM with SEIM).  It is designed to manage daily routines and site activities, security, regular and irregular events as well as crisis situations.

FORTIS4G architecture integrates with legacy systems and sensors from the physical and logical (cyber) levels through a configuration and business logic layer and up to the situational awareness and management levels.  It is based on a strong GIS engine (Geospatial Information System), which creates a common layer for inputs, outputs and presentation.  The GIS engine enables the display of synchronized information in time and space across all screens such as location of mobile forces, located alarms from stationary sensors, video of related cameras, pop-ups of associated radar screens and managed voice communication related to the managed area.  Real-time information enables security personnel to respond immediately, while maintaining a full two-way communication and situational awareness between the command and control center(s) and the first responder(s). The target markets for Fortis4G are safe city applications airports, seaports border and homeland security applications. Fortis4G incorporates the Symphony advanced video management system with its full suite of native IVA features:

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

•
Our video solutions have a proven track record in high-end vertical markets that require outdoor security such as military bases, government organizations, airports, seaports, mass transportation, correctional facilities, utilities, banks, retail chains, hospitals and industrial sites.

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

Marketing, Sales and Distribution

We believe that our reputation as a vendor of sophisticated security products in one of the world's most security conscious countries often provides us and our sales representatives with direct access to senior government and corporate officials in charge of security matters elsewhere.

Our sales efforts focus on:

Products (mainly PIDS).  Products are sold indirectly through system integrators and distribution channels.  Due to the sophistication of our products, we often need to approach end-users directly and be in contact with system integrators; however, sales are directed through third-parties.

Video and Cyber Security.  Video management system software licenses, the associated maintenance and support services, as well as Cyber security products are sold primarily through locally based distributor partners. Some key accounts are managed directly with the end-users.

Projects.  This part of the business deals with end-customers or high-end system integrators.  We offer full comprehensive solutions, which include our in-house portfolio of products and products manufactured by third parties.  Solutions are focused around our core competencies -outdoor and cyber security, safety and site management, VMS and IVA applications.  In many cases we take responsibility for the full turnkey solution and we integrate and deliver a full solution, including civil works infrastructure, installation, training, warranty and after sale support. Cyber security solutions are now offered as an integrated part of our comprehensive solutions.

In addition to our three main facilities in Israel, Canada and the United States, we have sales and technical support offices in Mexico, the United Kingdom, Germany, Spain, China, the Philippines and other selected territories. We also have a joint venture in India covering this emerging market.

Customers

The following table shows the geographical breakdown of our consolidated revenues for the three years ended December 31, 2016:

	Year Ended December 31,
	2014	2015	2016
	(In thousands)
Israel	$16,525	$12,406	$12,122
North America	21,165	17,749	23,467
Europe	9,591	7,891	8,330
South and Latin America	8,813	13,443	10,364
Africa	12,393	6,611	4,258
Others	9,056	5,636	9,284
Total	$77,543	$63,736	$67,825

For the years ended December 31, 2014, 2015 and 2016, revenues generated from sales to the MOD and IDF accounted for 14.8%, 13.3% and 8.6% of our revenues, respectively. In addition, revenues from the national electricity company in Latin America, or CFE accounted for 6.4%, 18.1% and 11.9% of our revenues in 2014, 2015 and 2016, respectively.  We cannot assure you that any of our major customers will maintain their level of business with us or that, if such business is reduced, other customers generating similar revenues will replace the lost business. The failure to replace these customers with one or more customers generating similar revenues will have a material adverse effect on our financial results.

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

For systems installed outside of Israel, maintenance is provided by an independent third party, by partners or by the end-user.  We also provide services, maintenance and support on an "as needed" basis. During the years ended December 31, 2014, 2015 and 2016, we derived approximately 8.6%, 16.6% and 20.4% of our total revenues, respectively, from maintenance and services.

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

We have development centers in Israel, Canada and the United States, each of which develops products and technologies based on its area of expertise.

Our research and development expenses during 2014, 2015 and 2016 were $4.6 million, $4.8 million and $6.8 million, respectively.  In addition to our own research and development activities, we also acquire know-how from external sources.  We cannot assure you that any of our research and development projects will yield profitable results in the future.

Manufacturing and Supply

Our manufacturing operations consist of engineering, fabricating, assembly, quality control, final testing and shipping of finished products.  Substantially all of our manufacturing operations are currently performed at our facilities in Canada and Israel.  See Item 4D. "Information on the Company – Property, Plants and Equipment."

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

The PIDS market is very fragmented.  Our most frequently encountered competition includes EL-FAR Electronics Systems 2000 LTD and RB-Tec Ltd. Afcon Security and Parking Ltd. in Israel and outside of Israel our competitors are Southwest Microwave Inc., Future Fiber Technologies, Fiber Sensys Inc., Geoquip Ltd., GPS Standard SpA, Cias Elettronica Srl, Sorhea and Gallagher (New Zealand).

We believe that our principal competitors for our pipeline security products (FiberPatrol and PipeGuard) are; Future Fibre Technologies Pty. Ltd., Optasense, a QinetiQ Company, OmniSens SA, and Fotech Solutions Ltd; and that our principal competitors for personal emergency location systems are Actall Corp., Bosch LLC and Visonic Networks.

The video management system market is well developed internationally with several large manufacturers.  Our most frequently encountered competitors are Genetec Inc., Avigilon Corp., Milestone Systems A/S, and SeeTec GmbH.  There are a large number of entrants into the cyber security market which is expected to mature over the next few years.

Turn Key Projects and Solutions.   Thousands of solution providers offer security products and services.  Most of the integrators focus on indoor applications, but some also offer outdoor solutions.  Most of the market players are local to their countries; however some are global, such as ADT, Honeywell, Johnson Controls and Siemens.  In some cases we may cooperate with global integrators or may supply equipment to them.  We believe that our principal competitors in Israel for security solutions are C. Mer Industries Ltd., Afcon Industries Ltd., Shamrad Electronics (1977) Ltd., EL-FAR Electronics Systems 2000 LTD and Orad Ltd.

Some of our competitors and potential competitors have greater research, development, financial and personnel resources, including governmental support, or more extensive business experience than we do.  We cannot assure you that we will be able to maintain the quality of our products relative to those of our competitors or continue to develop and market new products effectively.

Intellectual Property Rights

We have 23 patents issued and have 5 patent applications pending in the U.S. and in several other countries and have obtained licenses to use proprietary technologies developed by third parties.  We cannot assure you:

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

We have registered trademarks for FIBERPATROL, FLARE, FLEXPI, FLEXPS, FLEXZONE, GUIDAR, INTELLI-FIELD, LOGO DESIGN (old Senstar), MISCELLANEOUS DESIGN (Stellar logo), OMNITRAX, PANTHER, PERIMITRAX, PINPOINTER, REPELS, SENNET, SENSTAR, SENSTAR & DESIGN, SENTIENT, ULTRAWAVE design, XFIELD, MAGAL, DTR, FORTIS, MAESTRO DB, FENSOR, ROBOGUARD, AIMETIS and AIMETIS SYMPHONY.

INTELLI-FLEX, INTELLIFIBER, STARLED, STARNET, ARMOURFLEX, FLASH, CYBERSEAL, the Magal logo, Tungsten, Rubidium, Gallium-PDS, Vanadium and all other marks used to identify particular products and services associated with our businesses are unregistered trademarks.  Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

Government Regulations

Current Israeli governmental policy encourages the export of security related products to approved customers, as long as the export is consistent with Israeli government policy.  We are also subject to regulations related to the export of "dual use" items (items that are typically sold in the commercial market, but which may also be used for military use).  Israel enhanced enforcement of export control legislation under the Defense Export Control Law, 2007, under which a license is required to initiate marketing activities and a specific export license is required for any hardware, software and knowhow exported from Israel.  The law provides for certain exemptions from the licensing requirement and broadens certain areas of licensing, particularly with respect to transfer of technology.

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

C.            Organizational Structure.

We have wholly owned active subsidiaries that operate world-wide.   Set forth below are our significant subsidiaries.

Subsidiary Name	Country of Incorporation/Organization	Ownership Percentage
Senstar Corp.	Canada	100%
Senstar Inc.	United States (Delaware)	100%
Senstar Latin America, S.A. DE C.V	Mexico	100%
Aimetis Corp.	Canada	100%

D.            Property, Plants and Equipment.

We own a two-story 2,533 square meter facility located on a 4,352 square meter parcel in the Yehud Industrial Zone, Israel, which is used as our principal facility.  Approximately 600 square meters are devoted to administrative, marketing and management functions and approximately 800 square meters are used for engineering, system integration and customer service.  We use the remaining area of approximately 1,100 square meters for production management and production operations, including manufacturing, assembly, testing, warehousing, shipping and receiving.  We also lease a one-story 810 square meter facility located on a 1,820 square meter parcel in the Yehud Industrial Zone for $111,000 per year for use in production and operations.  The lease terminates in 2029.  The products that we manufacture at our facilities in the Yehud Industrial Zone include our taut-wire intrusion detection systems, our detection systems Fortis4G, MTC-1500, MSS-1500, RoboGuard and other perimeter systems.

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

In June 2012, we purchased 1,408 square meters of vacant land in Cuernavaca, Mexico on which we built a 999 square meter facility that opened in August 2013.

We lease office space at two locations in Waterloo, Canada, including the facility which houses our Aimetis video management system operations. We also lease office space in three sites in the U.S. and eleven sites world-wide. The aggregate annual rent for such offices was approximately $554,000 in 2016.

We believe that our facilities are suitable and adequate for our current operations and the foreseeable future.

ITEM 4A.                  Unresolved Staff Comments

                Not applicable.

ITEM 5.	Operating and Financial Review and Prospects

The following discussion of our results of operations and financial condition should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this annual report.  This discussion contains forward‑looking statements that involve risks and uncertainties.  Our actual results may differ materially from those anticipated in these forward‑looking statements as a result of certain factors, including, but not limited to, those set forth in Item 3.D. "Key Information–Risk Factors."

A.            Operating Results.

Overview

We develop, manufacture, market and sell complex computerized security systems.  Our systems are used in more than 80 countries to protect aircraft, national borders and sensitive facilities, including military bases, power plant installations, airports, sea ports, postal facilities, prisons, banks, retail operations, hospitals, municipal security, sporting events including athlete villages and stadiums, and industrial locations from terrorism, theft and other security threats.

Following organizational changes, adopted in the course of 2016, we operate in three business segments::

•	Perimeter Products segment – sales of perimeter products, including services and maintenance that are performed either on a fixed-price basis or pursuant to time-and-materials based contracts.

•	Turnkey Projects segment – installation of comprehensive turnkey solutions for which revenues are generated from long-term fixed price contracts.

•
Video and Cyber Security segment (includes Video Management Software, Intelligent Video Analytics  and Cyber Security) – sales of integrated intelligent video management solutions for security surveillance and business intelligence applications complemented by cyber-security products for monitoring, securing, and the active management of wired, wireless, and fiber optic communication networks.

Perimeter Products Segment

The Perimeter Products segment sells its products worldwide and this segment primarily includes the operations of Senstar Canada, Senstar Germany, Senstar UK, Senstar Inc. as one reporting unit. The Israeli operations of the Perimeter Products segment is considered as separate reporting unit within this segment.

Turnkey Projects Segment

The Turnkey Projects segment has operations worldwide and the segment includes a number of reporting units operating in Israel, Mexico, Romania, India, Spain and Canada.

Video and Cyber Security Segment

This segment includes Video Management Software (VMS), Intelligent Video Analytics (IVA) and Cyber-Security products. The VMS and IVA activity is operated and managed by Aimetis, our newly acquired subsidiary, offering integrated intelligent video management solutions for security surveillance and business intelligence applications worldwide. Cyber Security sales are mainly in the U.S. and Israel. In early 2017, product management as well as sales management of this business activity was transferred to Aimetis in Waterloo, Canada.

Business Challenges/Areas of Focus

Our primary business challenges and areas of focus include:

•	continuing the growth of revenues and profitability of our perimeter security system and video management system lines of products;

•	enhancing the introduction and recognition of our new products into the markets;

•	penetrating new markets and strengthening our presence in existing markets; and

•	succeeding in selling our comprehensive turnkey solutions.

•	succeeding in selling our comprehensive physical and cyber products as a combined solution.

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

Our revenues from our perimeter products, turnkey projects and Video and Cyber-Security segments for the three years ended December 31, 2016 were as follows:

	Year Ended December 31,
	2014	2015	2016
	(In thousands)
Products	$37,554	$30,761	$32,372
Turnkey projects	39,198	34,128	31,823
Video and Cyber-Security	1,329	1,596	5,626
Eliminations	(538)	(2,749)	(1,996)
Total	$77,543	$63,736	$67,825

The increase in revenues from products was primarily due to the increase in sales in North America. In addition, the increase in revenues of the Video and Cyber security segment was attributable  to the acquired Aimetis operation. The decrease in revenues from turnkey projects was primarily due to a partial shift in governmental spending as well as an unfavorable foreign exchange impact in certain territories..

Our operating income (loss) from our perimeter products, turnkey projects and Video and Cyber Security segments for the three years ended December 31, 2016 were as follows:

	Year Ended December 31,
	2014	2015	2016
	(In thousands)
Products	$6,770	$6,023	$5,799
Turnkey projects	(148)	1,095	(163)
Video and Cyber Security	(4,995)	(1,684)	(3,383)
Eliminations	(204)	(1,045)	(758)
Total	$1,423	$4,389	$1,495

Our operating profit in 2016 decreased mainly due to the costs attributable to the acquisition and integration of Aimetis. The decrease in operating profit from turnkey projects is mainly due to the lower revenues in 2016 compared  to 2015.

Key Factors Affecting our Business

Our operations and the operating metrics discussed below have been, and will likely continue to be affected by certain key factors as well as certain historical events and actions. The key factors affecting our business and results of operations include among others, reliance on large orders from a small number of customers, reliance on government contracts and competition. For further discussion of the factors affecting our results of operations, see "Risk factors."

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

Growth Strategy

In the first quarter of 2016 we initiated a strategic procedure aiming to set forth the building blocks for our growth strategy for the next 3-4 years. The strategic plan was adopted by our board of directors in the third quarter of 2016. Pursuant to our strategy, we have decided to clearly separate the two main pillars of our operation i.e.: our Product from our Project activity. This is followed by reorganization of our group structure. Also pursuant to our strategy, we have restructured our product sales activity to concentrate on three regions, the Americas, EMEA and APAC.  We intend to continue to expand our sales team in the U.S., which is the main strategic market for our product activity.

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

Competition

The global market for safety, security, video management, site management solutions and products is highly fragmented and intensely competitive.  It is characterized by changing technology, new product introductions and changing customer requirements.  We compete principally in the market for perimeter intrusion detection systems, or PIDS, video management systems, and turnkey projects and solutions.  Some of our competitors and potential competitors have greater research, development, financial and personnel resources, including governmental support.  We cannot assure you that we will be able to maintain the quality of our products relative to those of our competitors or continue to develop and market new products effectively. Continued competitive pressures could cause us to lose significant market share.

Explanation of Key Income Statement Items

Cost of revenues.  Our cost of revenues for perimeter products consists of component and material costs, direct labor costs, subcontractor costs, shipping expenses, overhead related to manufacturing and depreciation.  Our cost of revenues for turnkey projects consists primarily of component and material costs, subcontractor costs, direct labor costs and overhead related to the turnkey projects. Our cost of revenues for Video and Cyber_ Security  sales consists primarily of direct labor costs, some component, material and subcontractor costs and overhead related to those sales.

Our gross margin is affected by the proportion of our revenues generated from perimeter products, turnkey projects and the Video and  Cyber _Security  segments.  Our revenues from Video and Cyber Security products generally have higher gross margins than our other segments.

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

Depreciation and Amortization. The amount of depreciation and amortization attributable to our perimeter products, turnkey projects and Video and Cyber-Security segments for the three years ended December 31, 2016 were as follows:

	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Products	$1,006	$787	$632
Turnkey projects	641	602	512
Video and Cyber-Security	320	114	596
Total	$1,967	$1,503	$1,740

Impairment of goodwill and intangible assets. During 2014, there was a significant decrease in our legacy Cyber activities. Based on the annual impairment test conducted during the fourth quarter of 2014, we concluded that an impairment charge with respect to our goodwill and intangible assets associated with the Cyber segment was required.  Accordingly, we recorded a non-cash $2.4 million impairment charge with respect to goodwill and intangible assets attributable to our Cyber segment. During the years ended December 31, 2015 and 2016, the Company did not record any impairment charges relating to the goodwill.

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

Discussion of Critical Accounting Policies

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and the use of different assumptions would likely result in materially different results of operations.  Critical accounting policies are those that are both most important to the portrayal of our financial position and results of operations and require management's most difficult, subjective or complex judgments.  Although not all of our significant accounting policies require management to make difficult, subjective or complex judgments or estimates, the following policies and estimates are those that we deem most critical.

Revenue Recognition

We generate our revenues mainly from (1) installation of comprehensive security systems for which revenues are generated from long-term fixed price contracts; (2) sales of security products; (3) services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts; and (4) software license fees.

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

We believe that the use of the percentage of completion method is appropriate as we have the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and the terms of settlement, including in cases of termination for convenience. In all cases, we expect to perform our contractual obligations and our customers are expected to satisfy their obligations under their contracts.

Fees are payable upon completion of agreed upon milestones and subject to customer acceptance. Amounts of revenues recognized in advance of contractual billing are recorded as unbilled accounts receivable. The period between most instances of advanced recognition of revenues and the customers' billing generally ranges between one to six months.  As of December 31, 2016, we had recorded $4.2 million of such unbilled receivables.

We sell security products to customers according to customer orders without installation work. The customers do not have a right to return the products. Revenues from security product sales are recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition in Financial Statements," when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

Services and maintenance are performed under either fixed-price or time-and-materials based contracts. Under fixed-price contracts, we agree to perform certain work for a fixed price. Under time-and-materials contracts, we are reimbursed for labor hours at negotiated hourly billing rates and for materials. Such service contracts are not in the scope of ASC 605-35 and, accordingly, related revenues are recognized in accordance with SAB No. 104, as those services are performed or over the term of the related agreements provided that, an evidence of an arrangement has been obtained, fees are fixed or determinable and collectability is reasonably assured.

We generate revenues from the sales of our software products user licenses as well as from maintenance, support, consulting and training services. We grant our products licenses primarily through its distributors, resellers and value added resellers ("VARs"), through our sales representatives and indirectly through original equipment manufacturers ("OEMs"). The end customers, OEMs, distributors, resellers or VARs, as the case may be, are generally considered to be end users for the purposes of revenue recognition.

We account for software sales in accordance with ASC 985-605, "Software Revenue Recognition" ("ASC 985-605"). Revenue from license fees and services are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred or the services have been rendered, the fee is fixed or determinable and collectability is probable. We usually do not grant a right of return to its customers.

As required by ASC 985-605, we determine the value of the software component of our multiple-element arrangements using the residual method when vendor specific objective evidence ("VSOE") of fair value exists for all the undelivered elements of the arrangement. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Maintenance and support agreements provide customers with rights to unspecified software product updates, if and when available. These services grant the customers on line and telephone access to technical support personnel during the term of the service. We recognize maintenance and support services revenues ratably over the term of the agreement, usually one year.

Arrangements for the sale of software products that include consulting and training services are evaluated to determine whether those services are essential to the functionality of other delivered elements of the arrangement. We determined that these services are not considered essential to the functionality of other elements of the arrangement. Therefore, the respective revenues from these services are recognized as a separate element of the arrangement. Service revenues are recognized as the services are performed.

Deferred revenue includes unearned amounts under installation services, service contracts and maintenance agreements.

In May 2014, the Financial Accounting Standards Board ("FASB") issued an ASU No. 2014-09 on revenue from contracts with customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance.  The core principle is that an entity should recognize revenue to depict the transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

The guidance determines a five-step model for recognizing revenue from contracts with customers:

•	Identifying the contract;

•	Identifying performance obligations;

•	Determining the transaction price;

•	Allocating the transaction price to separate performance obligations; and

•	Recognizing revenue.

The new standard will be effective beginning January 1, 2018, and adoption as of the original effective date of January 1, 2017 is permitted. We will adopt the new standard as of January 1, 2018.

We have made progress toward completing our evaluation of the potential changes from adopting this new standard on our financial reporting and disclosures. We have evaluated the impact of the standard on the majority of our  revenue streams and associated contracts. We expect to complete the evaluation of the impact of the accounting and disclosure changes on our business processes, controls and systems throughout 2017, design any changes to such business processes, controls and systems, and implement the changes before the end of 2017.

Currently, we have identified issues related to variable consideration contract accounting, incremental costs of obtaining a contract that relate to sales commission and allocating contract consideration to performance obligation for which the adoption of the standard may have an effect on our accounting policy.

The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). We currently anticipates adopting the standard using the modified retrospective method rather than full retrospective method.

The FASB has issued, and may issue in the future, interpretive guidance which may cause our evaluation to change. We believe we are following an appropriate timeline to allow for proper recognition, presentation and disclosure upon adoption effective the beginning of fiscal year 2018.

The Company continues to assess all potential impacts under the new revenues standard.

Inventories

Inventories are stated at the lower of cost or market value.  We periodically evaluate the quantities on hand relative to historical and projected sales volumes, current and historical selling prices and contractual obligations to maintain certain levels of parts.  Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories, market prices lower than cost and adjusted revenue forecasts.  Cost is determined as follows:

•	Raw materials, parts and supplies – using the "first-in, first-out" method.

•	Work-in-progress and finished products –on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

During the years ended December 31, 2014, 2015 and 2016 we recorded inventory write-offs from continuing operations in the amounts of $0.4 million, $0.5 million and $0.2 million, respectively.  Such write-offs were included in cost of revenues.

Income taxes

We account for income taxes in accordance with ASC 740 "Income Taxes."  This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

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

As of December 31, 2016, we had a net deferred tax asset of $1.9 million attributable to our subsidiaries.  We had total estimated available tax loss carryforwards of $3.6 million with respect to our operations in Israel and our non-Israeli subsidiaries, had estimated total available tax loss carryforwards of $14.3 million, of which $4.6 million was attributable to our U.S. subsidiaries, which may be used as an offset against future taxable income for periods ranging between 1 and 20 years.  As of December 31, 2016, we recorded a partial valuation allowance on these carryforward tax losses due to the uncertainty of their future realization.  Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

Goodwill

We have recorded goodwill as a result of acquisitions, which represents the excess of the cost over the net fair value of the assets of the businesses acquired.  We follow ASC 350, "Intangibles – Goodwill and Other," which requires goodwill to be tested for impairment, at the reporting unit level, at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized.

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test. We elect to perform an annual impairment test of goodwill as of December 1 of each year, or more frequently if impairment indicators are present.

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

If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Fair value is determined using discounted cash flows, based on the income approach, as we believes that this approach best approximates the reporting unit's fair value at this time. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reporting units.

Goodwill annual impairment test for the Products segment:

The material assumptions used for the goodwill annual impairment test for the Products segment, according to the income approach for 2016, were five years of projected net cash flows, a weighted average cost of capital rate of 14% and a long-term growth rate of 3%. We consider historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for the goodwill associated with the Products segment.

As required by ASC 820, "Fair Value Measurements and Disclosures," we apply assumptions that marketplace participants would consider in determining the fair value of the reporting unit.

During the years ended December 31, 2014, 2015 and 2016, we did not record any impairment charges relating to the goodwill allocated to the reporting units within the Products segment.

Goodwill annual impairment test for the Cyber Security reporting unit within the Video and Cyber Security segment:

The material assumptions used for the goodwill annual impairment test for the Cyber security segment, according to the income approach for 2016, were five years of projected net cash flows, a weighted average cost of capital rate of 17% and a long-term growth rate of 3%. We consider current market conditions when determining the discount and growth rates to use in our analyses.

As required by ASC 820, "Fair Value Measurements and Disclosures," we apply assumptions that marketplace participants would consider in determining the fair value of a reporting unit.

In 2014, the first step which used the DCF approach to measure the fair value of the reporting unit within the Cyber security segment indicated that the carrying amount of such reporting unit, including goodwill, exceeded its fair value. The second step was then conducted in order to measure the amount of impairment loss, by means of a comparison between the implied fair value of the goodwill and the carrying amount of the goodwill. In the second step, we assign the fair value of the reporting unit within the Cyber security segment, as determined in the first step, to the reporting unit's individual assets and liabilities, including intangible assets. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities represented the amount of the implied fair value of goodwill. The carrying amount of the goodwill over its implied fair value represented an impairment loss of goodwill in the amount of $ 2,114 which was recorded as part of the impairment of goodwill and intangible assets in the statements of operations.

During the years ended December 31, 2015 and 2016, we did not record any impairment charges relating to the goodwill allocated to the Cyber security reporting unit within the Video and Cyber security segment.

Goodwill annual impairment test for the Video reporting unit within the Video and Cyber Security segment:

The material assumptions used for the goodwill annual impairment test for the Video reporting unit, according to the income approach for 2016, were five years of projected net cash flows, a weighted average cost of capital rate of 16% and a long-term growth rate of 3%. We considered historical rates and current market conditions when determining the discount and growth rates to use in our analyses. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for goodwill.

As required by ASC 820, "Fair Value Measurements and Disclosures," we apply assumptions that marketplace participants would consider in determining the fair value of a reporting unit.

During the year ended December 31, 2016, we did not record any impairment charges relating to the goodwill allocated to the Video reporting unit within the Video and Cyber security segment.

Intangible assets

Our intangible assets are comprised of patents, acquired technology, customer relations and backlog. Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350, "Intangibles – Goodwill and Other."

Impairment of long lived assets

We periodically evaluate our intangible assets and long-lived assets (mainly property and equipment) in all of our reporting units for potential impairment indicators in accordance with ASC 360, "Property, Plant and Equipment", or "ASC 360".  Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions, operational performance and prospects of our acquired businesses and investments. Our long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In measuring the recoverability of assets, we are required to make estimates and judgments in assessing our future cash flows which derive from the estimated useful life of our current primary assets, and compare that with the carrying amount of the assets. Additional significant estimates used by management in the methodologies employed to assess the recoverability of our long-lived assets include estimates of future short-term and long-term growth rates, useful lives of assets, market acceptance of products and services, our success in winning bids and other judgmental assumptions, which are also affected by factors detailed in our risk factors section in this annual report.

During 2014, we recorded an impairment charge for intangible assets allocated to the reporting unit within the Cyber segment in the amount of $ 0.3 million. During the year ended December 31, 2015 and 2016, we did not record any impairment charges relating to intangible assets.

Functional Currency and Financial Statements in U.S. Dollars

While our functional currency in Israel is the NIS, our reporting currency is the U.S. dollar.  Translation adjustments resulting from translating our financial statements from NIS to the U.S. dollar are reported as a separate component in shareholders' equity.  As of December 31, 2014, 2015 and 2016, our foreign currency translations totaled $0.6 million, $0.4 million and $0.4 million, respectively.

During the years ended December 31, 2014, 2015 and 2016, we recorded accumulated foreign currency translation loss of approximately $1.8 million, $3.9 million and $0.1 million, respectively.  As of December 31, 2014, 2015 and 2016, foreign currency translation adjustments, net of $2 million, $(1.9) million and $(1.9) million, respectively, were included under "accumulated other comprehensive income."

The first step in the translation process is to identify the functional currency for each entity included in the financial statements.  The accounts of each entity are then "re-measured" in its functional currency.  All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate. Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction.

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

Of our cash and cash equivalents and short-term and restricted bank deposits at December 31, 2016, $38.9 million was deposited with major Israeli banks.  An additional $13.7 million was deposited mainly with the Royal Bank of Canada, BBVA Bankcomer, Comerica Bank, Deutsche Bank and La Caixa. Cash and cash equivalents deposited with U.S. banks or other banks may be in excess of insured limits and are not insured in other jurisdictions. Generally these deposits maybe redeemed upon demand and therefore bear low risk.

The short-term and long-term trade receivables and the unbilled accounts receivable of our company and our subsidiaries are derived from sales to large and solid organizations located mainly in Israel, the United States, Canada, Africa, Mexico and Europe.  We perform ongoing credit evaluations of our customers and to date have not experienced any material losses.  An allowance for doubtful accounts is determined with respect to those amounts that we have determined to be doubtful of collection and in accordance with an aging policy.  In certain circumstances, we may require letters of credit, other collateral or additional guarantees.  During the years ended December 31, 2014, 2015 and 2016 we recorded $1.2 million, $0.7 million and $0.4 million of expenses related to doubtful accounts, respectively.  As of December 31, 2016, our allowance for doubtful accounts amounted to $2 million.

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

The following table presents certain financial data expressed as a percentage of revenues for the periods indicated:

	Year Ended December 31
	2014	2015	2016
Revenues	100%	100%	100%
Cost of revenues	55.5	51.3	51.0
Gross profit	44.5	48.7	49.0
Operating expenses:
Research and development, net	5.9	7.6	10.0
Selling and marketing, net	22.1	23.2	25.9
General and administrative	11.5	11.0	11.0
Impairment of goodwill and intangible assets	3.1	-	-
Operating income	1.8	6.9	2.2
Financial income (expenses), net	2.6	1.0	(0.9)
Income before income taxes	4.4	7.9	1.3
Taxes on income (tax benefit)	(0.1)	(3.0)	0.2
Net income	4.3	4.9	1.5

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Revenues.  Revenues increased by 6.4% to $67.8 million for the year ended December 31, 2016 from $63.7 million for the year ended December 31, 2015.  Revenues from sales of perimeter products increased by 5.2% to $32.4 million in 2016 from $30.8 million in 2015, primarily due to the increase in sales in North America.  Revenues from turnkey projects decreased by 6.8% to $31.8 million in 2016 from $34.1 million in 2015, primarily due to the depreciation of the Mexican Peso against the U.S. dollar and to the shift in governmental spending in some territories. Revenues of the Video and Cyber security segment increased by 252.5% to $5.6 million in 2016 from $1.6 million in 2015, primarily due to the acquisition of Aimetis on April 1, 2016.

Cost of revenues.  Cost of revenues increased by 5.6% to $34.6 million for the year ended December 31, 2016 from $32.7 million for the year ended December 31, 2015.  This increase was primarily due to the increase in revenues.  Cost of revenues as a percentage of revenues decreased slightly to 51% in 2016 from 51.3% in 2015, primarily due to the revenue mix.

Research and development expenses, net.  Research and development expenses, net increased by 40.8% to $6.8 million for the year ended December 31, 2016 from $4.8 million for the year ended December 31, 2015. This increase was primarily due to the acquisition of Aimetis on April 1, 2016.

Selling and marketing expenses, net.  Selling and marketing expenses, net increased by 18.6% to $17.5 million for the year ended December 31, 2016 from $14.8 million for the year ended December 31, 2015.  The increase in selling and marketing expenses in 2016 was primarily due to the acquisition of Aimetis on April 1, 2016. Selling and marketing expenses amounted to 25.9% and 23.2% of revenues in 2016 and 2015, respectively.

General and administrative expenses.  General and administrative expenses increased by 6% to $7.4 million for the year ended December 31, 2016 from $7 million for the year ended December 31, 2015.  The increase in general and administrative expenses in 2016 was primarily due to the acquisition of Aimetis on April 1, 2016. General and administrative expenses amounted to 11% of revenues both in 2016 and in 2015.

Operating income.  We had operating income of $1.5 million for the year ended December 31, 2016 compared to operating income of $4.4 million for the year ended December 31, 2015. The decrease in operating income was primarily attributable to loss incurred by the Video and Cyber Security segment. The operating income (loss) of our business segments in the years ended December 31, 2015 and 2016 were as follows:

	Year Ended December 31,
	2015	2016
	(In thousands)
Perimeter products	$6,023	$5,779
Turnkey projects	1,095	(163)
Video and Cyber Security	(1,684)	(3,383)
Eliminations	(1,045)	(758)
Total	$4,389	$1,495

Our perimeter products segment recorded operating income of $5.8 million for the year ended December 31, 2016 compared to operating income of $6 million for the year ended December 31, 2015. Our turnkey project segment recorded operating loss of $0.2 million in the year ended December 31, 2016 compared to an operating income of $1.1 million for the year ended December 31, 2015, primarily as a result of reduction in revenues. Our Video and Cyber security segment recorded an operating loss of $3.4 million in the year ended December 31, 2016 compared to an operating loss of $1.7 million for the year ended December 31, 2015, mainly due to the acquired Aimetis operation, including operational investments and other acquisition related costs.

Financial income, net.  Our financial expenses, net, for the year ended December 31, 2016 was $0.6 million compared to financial income, net of $0.6 million for the year ended December 31, 2015.  The financial expenses in 2016 were primarily attributable to foreign exchange loss, net of 0.6 million compared to foreign exchange income, net of $1 million in 2015.

Income taxes.  We recorded a tax benefit of $0.1 million in the year ended December 31, 2016 compared to taxes on income of $1.9 million in the year ended December 31, 2015, primarily due to changes in our net deferred tax assets.

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

Selling and marketing expenses, net.  Selling and marketing expenses, net decreased by 13.7% to $14.8 million for the year ended December 31, 2015 from $17.1 million for the year ended December 31, 2014.  The decrease in selling and marketing expenses in 2015 was primarily due to a decrease in sales commissions as a result of the decrease in revenues and due to the positive impact of the depreciation of the NIS and the CAD against the U.S. dollar in 2015. Selling and marketing expenses amounted to 23.2% and 22.1% of revenues in 2015 and 2014, respectively

General and administrative expenses.  General and administrative expenses decreased by 21% to $7 million for the year ended December 31, 2015 from $8.9 million for the year ended December 31, 2014.  The decrease in general and administrative expenses in 2015 was primarily due to a decrease in compensation to our management, as well as due to the positive impact of the depreciation of the NIS and the CAD against the U.S. dollar in 2015. General and administrative expenses amounted to 11% of revenues in 2015 compared to 11.5% in 2014

Operating income.  We had operating income of $4.4 million for the year ended December 31, 2015 compared to operating income of $1.4 million for the year ended December 31, 2014.  The operating income (loss) of our business segments for the years ended December 31, 2015 and 2014 were as follows:

	Year Ended December 31,
	2014	2015
	(In thousands)
Perimeter products	$6,770	$6,023
Turnkey projects	(148)	1,095
Video and Cyber Security	(4,995)	(1,684)
Eliminations	(204)	(1,045)
Total	$1,423	$4,389

Our perimeter products segment recorded operating income of $6 million for the year ended December 31, 2015 compared to operating income of $6.8 million for the year ended December 31, 2014, primarily as a result of decrease in sales due to a large order that we completed in 2014 in North America. Our turnkey project segment recorded operating income of $1.1 million in the year ended December 31, 2015 compared to an operating loss of $0.1 million for the year ended December 31, 2014. Our Cyber segment recorded an operating loss of $1.7 million in the year ended December 31, 2015 compared to an operating loss of $5.0 million for the year ended December 31, 2014, mainly due to the $2.4 million of charges for the impairment of goodwill and intangible assets we recorded in the year ended December 31, 2014.

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

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

We sell most of our products in North America, Africa, Latin America Europe and Israel.  Our financial results, which are reported in U.S. dollars, are affected by changes in foreign currency.  Our revenues are primarily denominated in U.S. dollars, Euros, Mexican Peso and NIS, while a portion of our expenses, primarily labor expenses, is incurred in NIS, CAD and Mexican Peso.  Additionally, certain assets, especially cash, trade receivables and other accounts receivables, as well as part of our liabilities are denominated in NIS and CAD.  As a result, fluctuations in rates of exchange between the U.S. dollar and non-U.S. dollar currencies may affect our operating results and financial condition.  The dollar cost of our operations in Israel and Canada may be adversely affected by the appreciation of the NIS and the CAD against the U.S. dollar.  In addition, the value of our non-U.S. dollar revenues could be adversely affected by the depreciation of the U.S. dollar against such currencies.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year endedDecember 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2012	1.6	(2.3)	3.9
2013	1.8	(7.0)	8.8
2014	(0.2)	12.0	(12.2)
2015	(1.0)	(0.3)	(0.7)
2016	(0.2)	(1.5)	1.3

The U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the CAD.  In 2014 and 2015 the CAD depreciated against the U.S. dollar by 8.9% and 19.7%, respectively. In 2016 the CAD appreciated against the U.S. dollar by 2.7%. In addition, the U.S. dollar cost of our operations in Mexico is influenced by the exchange rate between the U.S. dollar and the Mexican Peso.  In 2014, 2015 and 2016 the Mexican Peso depreciated against the U.S. dollar by 12.8%, 17.7% and 19.2%, respectively.

In 2016, foreign currency fluctuations had a negative impact on our results of operations as we recorded foreign exchange loss, net of $0.6 million, compared to $1 million of foreign exchange income, net in 2015.  We expect that our results of operations will continue to be affected by currency fluctuations in the future.

Conditions in Israel

We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel.  See Item 3D "Key Information – Risk Factors – Risks Relating to Our Location in Israel" for a description of governmental, economic, fiscal, monetary and political policies or factors that have materially affected or could materially affect our operations.

Effective Corporate Tax Rate

The Israeli corporate tax rate was 26.5% in 2014 and 2015 and 25% in 2016. In January 2016, the Law for Amending the Income Tax Ordinance (No. 216) (Reduction of Corporate Tax Rate), 2016 was approved, which includes a reduction of the corporate tax rate from 26.5% to 25%, effective from January 1, 2016.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

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

As of December 31, 2016, we had net deferred tax assets of $1.9 million attributable to our subsidiaries.  We had total estimated available carryforward tax losses of $7.9 million with respect to our operations in Israel to offset against future taxable income.  We have recorded a full valuation allowance for such carryforward tax losses due to the uncertainty of their future realization. As of December 31, 2016, our subsidiaries outside of Israel had estimated total available carryforward tax losses of $10 million, which may be used as an offset against future taxable income for periods ranging between 1 and 20 years.  Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state tax law provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation.  Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade.  Israel is also a member of the Organization for Economic Co-operation and Development, or the OECD, an international organization whose members are governments of mostly developed economies.  The OECD's main goal is to promote policies that will improve the economic and social well-being of people around the world.  In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan.  These preferences allow Israel to export products covered under such programs either duty-free or at reduced tariffs.

Israel and the European Union Community, known as the "European Union," concluded a Free Trade Agreement in July 1975 that confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years.  In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area.  The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries.  On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the "EFTA," established a free-trade zone between Israel and the EFTA nations.  In November 1995, Israel entered into a new agreement with the European Union, which includes a redefinition of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the European Union.  In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and the Asia-Pacific region.  In addition, Israel has entered into a free trade agreement with the MercoSur countries (Brazil, Paraguay, Argentina and Uruguay) which became fully effective in September 2011.  Generally, the purpose of this agreement is to reduce the custom rates between Israel and these countries and to abolish them completely in certain cases.  Israel is the first country outside of Latin America to enter into such an agreement with the MercoSur countries.

B.            Liquidity and Capital Resources

Our working capital at December 31, 2016 and 2015 was $58.8 million and $44 million, respectively.  Cash and cash equivalents amounted to $19.7 million at December 31, 2016 compared to $27.3 million at December 31, 2015.  Short-term and long-term deposits, restricted bank deposits and escrow deposits amounted to $33 million at December 31, 2016 compared to $4 million at December 31, 2015.  Our cash and cash equivalents, short and long-term bank deposits are held in various banks, mainly in U.S. dollars, Euros, NIS and CAD.

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

In October 2016, we completed a rights offering in which we received gross proceeds of approximately $23.8 million from the sale of 6,170,386 ordinary shares. In the rights offering, we distributed to each of our shareholders one subscription right for each eight ordinary shares held by such holder. The subscription right entitled the holder to purchase three ordinary shares of our company for the subscription price of $11.58 (reflecting a price of $3.86 per share). Our controlling shareholders, FIMI V Funds purchased 3,392,869 ordinary shares including through an exercise of over-subscription rights.

In connection with our acquisition of CyberSeal, we issued warrants to purchase 898,203 of our Ordinary shares at an exercise price of $ 4.16 per share to CyberSeal's former owners.  Of such warrants, 50% will expire on December 30, 2018 and the remaining 50% will expire on December 30, 2019.  We agreed to provide certain registration rights to the holders of the warrants with respect to the ordinary shares issuable upon their exercise.  As a result of the issuance we recognized $1.5 million as additional paid-in capital.  In the event these warrants are exercised in full, we will receive proceeds of approximately $3.7 million.

We expect that our total research and development expenses in 2017 will be approximately $7 million.  Our research and development plan for 2017 covers development of new and innovative products, as well as improvement of existing technologies.

We believe that our cash and cash equivalents, bank facilities, bank deposits and our expected cash flows from operations will be sufficient to meet our ongoing cash requirements through 2017.  However, our liquidity could be negatively affected by a decrease in demand for our products, including the impact of potential reductions in customer purchases that may result from the current general economic climate.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2014	2015	2016
	(in thousands)
Net cash provided by (used in) operating activities	(1,710)	5,458	8,933
Net cash provided by (used in) investing activities	(3,643)	6,397	(41,734)
Net cash provided by (used in) financing activities	(2,783)	(3,968)	25,006
Effect of exchange rate changes on cash and cash equivalents	(2,497)	(2,170)	168
Increase (decrease) in cash and cash equivalents	(10,633)	5,717	(7,627)
Cash and cash equivalents at the beginning of the year	32,235	21,602	27,319
Cash and cash equivalents at the end of the year	$21,602	$27,319	$19,692

Net cash provided by operating activities was approximately $9 million in the year ended December 31, 2016 compared to net cash provided by operating activities of approximately $5.5 million in the year ended December 31, 2015 and net cash used in operating activities of $1.7 million in the year ended December 31, 2014. Net cash provided by operating activities in the year ended December 31, 2016 was primarily attributable to 2016 income, as well as an increase of $3.4 million in customer advances, a decrease of $1.5 million in trade receivables, net, a decrease of $1.4 million in unbilled receivables, a decrease of $1.2 million in inventory and $1.7 million of depreciation and amortization expenses. This was offset in part by an increase of $1.7 million in deferred income taxes.

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

Net cash used in investing activities was approximately $41.8 million in the year ended December 31, 2016 compared to net cash provided by investing activities of approximately $6.4 million in the year ended December 31, 2015 and net cash used in investing activities was approximately $3.6 million in the year ended December 31, 2014. In the year ended December 31, 2016, our net cash used in investing activities was primarily attributable to investments of short-term bank deposits and restricted deposit of $28.9 million, payments for business acquisitions of Aimetis of $12.1 million and a purchase of property and equipment for $0.8 million. In the year ended December 31, 2015, our net cash used in investing activities was primarily attributable to release of short-term bank deposits, long-term bank deposits and restricted deposit of $7.8 million. These amounts were offset in part by purchase of property and equipment for $0.9 million and investment in short-term deposits for $0.6 million. In the year ended December 31, 2014, our net cash used in investing activities was primarily attributable to short-term deposits, net of sale of short-term bank deposits for $1.9 million, payments for business acquisitions of the U.S. based fiber company for $3.9 million and a purchase of property and equipment for $0.7 million. These amounts were offset in part by the release of long-term bank deposits and restricted deposit of $2.8 million.

Net cash provided by financing activities was $25 million in the year ended December 31, 2016 compared to net cash used in financing activities of approximately $4 million in the year ended December 31, 2015 and net cash used in financing activities of approximately $2.8 million in the year ended December 31, 2014. In the year ended December 31, 2016, net cash provided by financing activities was $25 million. In 2016 we received net proceeds of $23.6 million from a rights offering and $1.4 million from the exercise of options and issuance of shares under our employee stock purchase plan. In the year ended December 31, 2015, net cash used in financing activities was $4 million, primarily due to the repayment of short-term and long-term bank debt of $4.5 million. These amounts were offset in part by proceeds of  $0.5 million  from the issuance of shares upon exercise of options and issuance of shares under our employee stock purchase plan. In the year ended December 31, 2014, net cash used in financing activities was $2.8 million, primarily repayment of short-term and long-term bank debts by $3.3 million. These amounts were offset in part by $0.5 million proceeds from issuance of shares upon exercise of options and employee stock purchase plan.

We had capital expenditures of approximately $0.7 million, $0.9 million and $0.8 million in the years ended December 31, 2014, 2015 and 2016, respectively.  We estimate that our capital expenditures for 2017 will total approximately $1.3 million.  We expect to finance these expenditures primarily from our cash and cash equivalents and our operating cash flows.  However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions and changes in the demand for our products.

Credit Lines and Other Debt

As of December 31, 2016, we had credit lines with Bank Leumi Le-Israel B.M., or Bank Leumi, Union Bank of Israel Ltd., or Union Bank, and Bank Hapoalim B.M., or Bank Hapoalim, totaling $15 million in the aggregate (of which $6.5 million is reserved exclusively for guarantees out of which $3.3 million was available as of December 31, 2016).  Our credit lines at Bank Leumi and Union Bank have no restrictions as to our use of the credit.  We are not under any obligation to maintain financial ratios or other terms in respect of our credit lines. In addition, as of December 31, 2016, our foreign subsidiaries had credit lines with the Royal Bank of Canada and Deutsche Bank of $2.7 million in the aggregate, of which $2.6 million was available at December 31, 2016.

Our Canadian subsidiary has undertaken to maintain a general covenant and a ratio of total liabilities to tangible net worth of not greater than 0.75:1.  As of December 31, 2016, our Canadian subsidiary was in compliance with these ratios and terms.

As of December 31, 2016, our outstanding balances under our credit lines in Israel consisted of several bank performance, advance payment and bid guarantees totaling approximately $3.2 million, at an annual cost of 0.85%-1.15%; and

As of December 31, 2016, the outstanding balances under the credit lines of our subsidiaries consisted of several bank performance, advance payment and bid guarantees totaling approximately $0.3 million, at an annual cost of 1% -2%.

C.            Research and Development, Patents and Licenses.

Government Grants

We participate in programs sponsored by the Israeli Government for the support of research and development activities.  In the past we have received royalty-bearing grants from the Innovation Authority (formerly the Office of the Chief Scientist) for certain of our research and development projects for perimeter security products. We are obligated to pay royalties to the Innovation Authority amounting to 3.5%  of revenues derived from sales of the products funded with these grants and ancillary services, up to 100% of the grants received, linked to the U.S. dollar.  All grants received after January 1, 1999 also bear interest equal to the 12 month LIBOR rate.  The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales no payment is required.

During 2014 and 2015, CyberSeal received $118,000 and $134,000, respectively, from the Innovation Authority. Following the cancelation of 2015 project, CyberSeal returned the $134,000 grant received in 2015. We did not receive any grants from the Innovation Authority in 2016.

For the years ended December 31, 2014, 2015 and 2016, we paid the Innovation Authority royalties in the amount of $83,000, $42,000 and $17,000, respectively.  These royalties related to sales of perimeter security products and management security systems. As of December 31, 2016, we had a contingent obligation to pay royalties to the Innovation Authority in the amount of approximately $1.7 million upon the successful sale of perimeter security products developed under research and development programs sponsored by the Innovation Authority.

We participate in programs sponsored by the Industrial Research Assistance Program (IRAP) in Canada. During 2016 our Canadian subsidiary received grants in the amount of $ 63,000.

Investment Tax Credit

Our Canadian subsidiaries are eligible for investment tax credits for its research and development activities and for certain current and capital expenditures.  For the years ended December 31, 2016, 2015 and 2014, our Canadian subsidiary recognized $149,000, $155,000 and $190,000, respectively, of investment tax credits.

In addition, as of December 31, 2016, our U.S. subsidiary had available investment tax credits of approximately $0.1 million in the U.S. to reduce future federal and provincial income taxes payable.  These credits will expire in 2019 through 2025 in the U.S. As of December 31, 2016, our subsidiaries made a full valuation allowance in respect of such investment tax credits.

D.            Trend Information.

Our improved results since 2013 are attributable in part to increased spending for security products and solutions and the release of governmental spending in certain territories which led to the release of new projects in the last three years, while in 2013 the market was influenced by the global economic slowdown and the reduction in governmental spending, mainly in Europe and Latin America.

E.             Off-Balance Sheet Arrangements.

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.             Tabular Disclosure of Contractual Obligations.

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2016 and the effect we expect them to have on our liquidity and cash flow in future periods.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations	3,139	867	806	566	900
Other long-term liabilities reflected on our balance sheet under U.S. GAAP	2,089	-	-	-	2,089
Total	5,228	867	806	566	2,989

In addition, we have guaranteed advance payments, the performance of our work and provided warranties for the performance of our work to certain of our customers (usually governmental entities).  Such guarantees are required by contract for our performance during the installation and operational period of projects throughout Israel and the rest of the world.  The performance guarantees typically expire soon after certain milestones are met and warranty guarantees typically expire at the end of the warranty period.  The maximum potential amount of future payments we could be required to make under our guarantees at December 31, 2016 was $3.3 million.  We have not recorded any liability for such amounts as we believe our performance will not result in any claims.

ITEM 6.	Directors, Senior Management and Employees

A.            Directors and Senior Management.

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Gillon Beck	55	Chairman of the Board of Directors
Barry Stiefel	67	Director
Liza Singer (1)(2)	46	External Director
Jacob Berman	69	Director
Ron Ben-Haim	46	Director
Avraham Bigger (1)(2)	70	Director
Moshe Tsabari (1)(2)	62	External Director
Saar Koursh	44	Chief Executive Officer
Yaacov Vinokur	39	Chief Financial Officer
Brian Rich	60	Deputy CEO, CTO and President of Senstar Corporation
Doron Kerbel	45	Vice President – General Counsel and Company Secretary
Yaniv Shachar	43	Senior Vice President & General Manager Magal Israel
Jeremy Weese	40	Senior Vice President & COO of Senstar Corporation
James Quick	67	Senior Vice President North America Sales
Carlos Garcia Almeida	46	General Manager Latin America
Marc Holtenhoff	48	General Manager Video Products
Gord Loney	64	Vice President APAC Sales
____________
(1) Member of our Audit Committees.
(2) Member of our Compensation Committee

Gillon Beck has served as a director and Executive Chairman of our board of directors since September 2014. Since 2003, Mr. Beck has been a Senior Partner at FIMI Opportunity Funds, the controlling shareholder of Magal, as well as a Director of the FIMI Opportunity Funds' General Partners and SPV companies. In addition, Mr. Beck currently serves as Chairman of the Board of Directors of Ham-Let (Israel-Canada) Ltd, Overseas Commerce Ltd. and Bet Shemesh Engines Ltd (all three of which are traded on the Tel Aviv Stock Exchange (TASE)), Chairman of Ormat Technologies Inc. (traded on NYSE) and Chairman of Inrom Industries, Ltd., Rivulis Ltd and Oxygen, Argon Works Ltd., all four of which are private companies.  Mr. Beck also serves as a member of the Board of Directors of Inrom Construction Material Ltd (traded on TASE) and Unitronics Ltd (traded on TASE). During the past five years, Mr. Beck had served as a member of the Board of Directors of the following public companies Ormat Industries Ltd. From 1999 to 2003, Mr. Beck served as Chief Executive Officer and President of Arad Ltd., a publicly-traded water measurement and automatic meter reading company, and from 1995 to 1999, he served as Chief Operating Officer of Arad Ltd. Mr. Beck received a Bachelor of Science degree (Cum Laude) in Industrial Engineering in 1990 from the Technion – Israel Institute of Technology, and a Master of Business Administration in Finance in 1992 from Bar-Ilan University.

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

Liza Singer has served as an external director since June 2010.  Since 2003, Ms. Singer has served as the owner's representative of the Lewis Trust Group, an investment assessment and development entity that focuses on tourist projects and the development of marine and hotels resorts.  During 2007, Ms. Singer also served as the chief operating officer and country manager of Brack Capital Real Estate.  Previously, Ms. Singer served as the Vice President of Business Development of the Baran Group, a provider of engineering and construction services, as investment director of Syntek Capital, a private-equity investment company and as an associate at APAX Partners & Co., a venture capital fund.  Previously Ms. Singer worked at Kesselman & Kesselman, the Israeli member firm of PriceWaterhouseCoopers and at Gornitzky & Co. a leading Israeli law firm.   Ms. Singer has an LL.B degree, a B.A. degree in accounting and an M.B.A. degree, all from Tel Aviv University.  Ms. Singer is a certified public accountant (Israel) and a registered lawyer with the Israeli Bar Association.

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

Ron Ben-Haim has served as a director since September 2014.  Mr. Ben-Haim has been a partner in FIMI Opportunity Funds since 2006. Mr. Ben-Haim currently serves on the boards of directors of Hadera Papers Ltd. (TASE), Poliram Plastic Industries Ltd., Oxygen and Argon Works Ltd., Tadir-Gan (Precision Products) 1993, Ltd. (TASE), Rivulis Irrigation Ltd., Inrom Industries Ltd., Inrom Construction Industries Ltd. (TASE), Nirlat Paints Ltd., Alony Ltd. and Overseas Commerce, Ltd. Mr. Ben Haim formerly served as a member of the boards of directors of the following public companies: Medtechnica, Ltd., Ginegar Plastic Products, Ltd., Merhav Ceramic and Building Materials Center, Ltd. and Ophir Optronics, Ltd. Mr. Ben Haim was previously with Compass Advisers, LLP, an investment banking firm based in New York and in Tel Aviv and with the Merrill Lynch Mergers and Acquisitions group in New York. Prior to Merrill Lynch, Mr. Ben-Haim worked at Teva Pharmaceuticals in production management. Mr. Ben-Haim holds a B.Sc. degree in industrial engineering from the Tel Aviv University and an M.B.A. degree from New York University.

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

Saar Koursh joined Magal S3 as Chief Executive Officer on March 2015.  Prior to joining our company and for more than twelve years, Mr. Koursh served in various positions with Elbit Systems Ltd., a leading international defense electronics company. During the last two years, Mr. Koursh was the Vice President responsible for the Brazil Business Unit, as well as a member of the Aerospace Division's executive management and a member of the Board of Directors of AEL Sistemas, Elbit's subsidiary in Brazil. Prior to that, Mr. Koursh served as the Vice President for Programs & Business Development of AEL Sistemas and held several other positions with Elbit as director and program manager, and finance and commercial manager. Mr. Koursh holds an M.B.A. degree in Financial Management from the Lubin School of Business of Pace University, New York and a B.Sc. AGR and Economics and Management from the Hebrew University in Jerusalem.

Yaacov Vinokur joined Magal S3 as Chief Financial Officer in September 2016. Prior to joining our company, Mr. Vinokur served for three years as Chief Financial Officer of Miya (Arison Group), a global provider of comprehensive water efficiency solutions and a water utilities operator. Prior to that, Mr. Vinokur served in several key leadership positions at Brink's Company (BCO), a global leader in cash logistics, including Chief Financial Officer - Developing Markets division, Director of Procurement - EMEA division and Director of Finance - Global Services division. Prior to his career with Brink's, Mr. Vinokur served as an Executive Director at Shapira Films, one of the leading film distribution and production companies in Israel, as well as a Head of Treasury at the Ministry of Defense of Israel. In 2016, the Israeli CFO Forum honored Mr. Vinokur with its annual CFO Excellence award. Mr. Vinokur, a certified public accountant in the United States and Israel, holds a B.A. degree in Accounting and Economics (magna cum laude) from Haifa University and a M.B.A. degree (cum laude) from Tel Aviv University. Mr. Vinokur is also a graduate of Harvard Business School's Leadership Development Program.

Brian Rich serves as Deputy CEO, CTO and President of Senstar Corporation, our Canadian subsidiary since May 2015.  Prior to such date, he served as President of Senstar Corporation since September 2000.  Prior to joining Magal, Mr. Rich served as Vice President, Engineering and Operations at Intelligent Detection Systems (IDS), a designer and manufacturer of trace explosives and narcotics detection equipment.  Prior to IDS he was a founding member of Senstar Corporation Canada from October 1981 to February 1998, during which time he held positions of increasing responsibility ending as Vice President, Engineering and Systems, and prior to that was a research engineer at Computing Devices Company of Canada (a Control Data company).  Mr. Rich holds a B.Sc. degree in Electrical Engineering from the University of Toronto.

Doron Kerbel has served as our General Counsel since July 2015.  Prior to joining Magal, Mr. Kerbel had served for more than eight years as legal counsel at Elbit Systems Ltd. (NASDAQ: ESLT) Aerospace Division.  Mr. Kerbel has extensive experience in advising on variety of commercial legal issues, mergers and acquisitions as well as (private finance initiatives) PFI and BOT (Build Operate Transfer) projects, both locally and internationally.  Prior to his work at Elbit Systems, Mr. Kerbel was an associate lawyer at M. Firon & Co. and Senior Legal Counsel for International Law at the Israeli Embassy to the Netherlands.  Mr. Kerbel holds a LL.B. degree from the Interdisciplinary Center (IDC) Herzliya and an LL.M. degree (with distinction) from the International Law School, University of Amsterdam.

Yaniv Shachar serves as Vice President Projects and Operations. Mr. Shachar joined Magal in June 2015. Prior to joining Magal, he worked for five and half years at Logic Industries Ltd. (a subsidiary of AGT International) as Project, Program, and Division Manager, leading large-scale homeland security projects and operations in the Middle East. Prior to joining Logic, Mr. Shachar served for 17 years in the Israeli Navy. Mr. Shachar is a graduate of the Executive M.B.A. program of the Hebrew University in Jerusalem, where he majored in integrative management. He also holds a B.A. degree in economics and communications from Haifa University.

Jeremy Weese joined Magal in 1999 in a design engineering role. During his tenure with the company Mr. Weese has moved through progressive levels of responsibility within the research and development department. Prior to taking the position of Chief Operations Officer, Mr. Weese was responsible for the Company's product portfolio and research and development activities as VP of Engineering. Mr. Weese has served in his current role as Senior VP & COO since April 2016. Mr. Weese is a Professional Engineer and member of the IEEE. He holds a B.A.Sc. degree in Computer Engineering from the University of Ottawa.

James Quick joined Magal in 2010 with responsibility for sales in the North American region, including profit and loss responsibility for operations in the US.  Prior to joining the company, Mr. Quick served for nine years as President of American operations for Japan based Optex Inc., a security sensor manufacturer.  There he was responsible for business interests in the Americas spanning from South America to Canada.   Prior to Optex, Mr. Quick worked in several leadership and general management roles both in industrial sales and private business ownership.  He holds a B.S. degree in Marketing Management with a minor in Finance from California Polytechnic University in Pomona, California.

Carlos Garcia Almeida joined Magal in February 2013 with more than 22 years of experience in the security market. Prior to joining the company, Mr. Garcia served as General Manager of Prosegur Mexico.  Prior to Prosegur, Mr. Garcia served in several leadership and general management roles in leading security organizations, among them UTC Fire & Security and Tyco Fire & Security.  Mr. Garcia holds a degree in Telecom Engineering and has successfully participated in various executive programs, including the Management Development Program (D-1) from the IPADE Business School.

Marc Holtenhoff joined Magal following the Aimetis acquisition in 2016.  Mr. Holtenhoff has close to 20 years of leadership experience at successful, growth oriented technology companies. At Aimetis, Mr. Holtenhoff is responsible for the organization's corporate strategy, financial performance and overall growth. Prior to Aimetis, Mr. Holtenhoff was the CEO of California-based 1GlobalPlace, Inc., an IT security company funded by Reuters €450 Venture Capital Fund. Previously, Mr. Holtenhoff held a variety of enterprise sales and marketing management positions at the Xerox Corporation. Mr. Holtenhoff holds a Master's degree in Business Administration and Economics from the Copenhagen Business School in Denmark and a Bachelor's degree from Babson College in Wellesley, Massachusetts.

Gord Loney joined Magal in 1995 when he was responsible for product sales in Canada, the Middle East and Africa, before assuming responsibility for strategic OEM accounts and the Far East.  During 2016 Mr. Loney was appointed as Vice President for Sales - Asia Pacific, under this role Mr. Loney is responsible for establishment of a Company office in Clark Freeport Zone in the Philippines, from which he is leading a support and sales team to better serve the high growth Asian market.  Mr. Loney is an engineering graduate of the Royal Military College of Canada who served twenty-five years in the Royal Canadian Air Force.

The terms of office of Messrs. Beck, Stiefel, Berman, Ben-Haim and Bigger will expire at our 2017 annual general meeting of shareholders.  The terms of our external directors, Mr. Tsabari and Ms. Singer, expire in 2017 and 2019, respectively.

B.            Compensation

Compensation of Directors and Executive Officers

The aggregate compensation costs on behalf of our directors and executive officers as a group during 2016 consisted of approximately $2.1 million in salary, fees, bonus, equity based compensation, commissions and directors' fees, but excluding dues for professional and business associations, business travel and other expenses commonly reimbursed or paid by companies. As of December 31, 2016, the aggregate amount set aside or accrued for pension, retirement and vacation or similar benefits for our directors and executive officers was approximately $0.3 million.  In addition, we have provided automobiles to our executive officers at our expense.

We pay our directors an annual fee of NIS 90,160 (approximately $23,500) and a fee of NIS 4,010 (approximately $1,050) for each board or committee meeting that they attend.  Such amounts are linked to the Israeli consumer price index, or CPI, and are updated on a semi-annual basis and accordingly, are adjusted to reflect changes in the CPI in February and August, each year. In addition, we pay to our Executive Chairman a monthly payment of NIS 15,000 (approximately $3,900).

As of December 31, 2016, our directors and executive officers as a group, then consisting of 17 persons, held options to purchase an aggregate of 333,076 ordinary shares, having exercise prices ranging from $3.53 to $5.0005.  Generally, the options vest over a one to four year period.  Of such options, options to purchase 12,500 ordinary shares expire in 2017; options to purchase 9,000 ordinary shares expired in 2019; and options to purchase 311,576 ordinary shares expire in each of 2020 -2023.  See this Item 6E. "Directors, Senior Management and Employees – Share Ownership – Stock Option Plans."

Compensation of Senior Office Holders – Israel Companies Law Disclosure

The table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Israeli Companies Law) during the year ended December 31, 2016 (which include three former executive officers), in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our "Covered Executives. "

{what happened to the introductory paragraph?

Information Regarding the Covered Executive(1) (in thousands)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Saar Koursh - CEO	219	77	50	25	371
Hagai Katz – former SVP – Marketing and Business Development	182	190	14	1	387
Ilan Ovadia – former SVP - Finance, CFO	168	103	15	1	287
Brian Rich - Deputy CEO, CTO and President of Senstar Corporation	134	17	52	6	210
Yaniv Shachar - SVP & General Manager Magal Israel	125	50	23	4	202
(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.
(2)
All current Covered Executives listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2016.

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

(4)	Amounts reported in this column refer to Variable Compensation such as commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2016.
(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2016.

Pursuant to the Israeli Companies Law, we have adopted a compensation policy and are required to follow certain approval requirements with respect to the compensation of our directors and executive officers.  See below "Board of Directors – Compensation Committee" and Item 10. Additional Information –– Office Holders.

We follow Israeli law and practice instead of the requirements of the NASDAQ Stock Market Rules regarding the compensation of our chief executive office and other executive officers.  See Item 16G. "Corporate Governance."

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

Election of Directors

Our articles of association provide for a board of directors of not less than three and not more than 11 members, as may be determined from time to time at our annual general meeting.  Our board of directors is currently composed of seven (7) directors.

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

Under the Israeli Companies Law, our board of directors is required to determine the minimum number of directors who must have "accounting and financial expertise," as such term is defined in regulations promulgated under the Israeli Companies Law.  Our board of directors has determined that at least one director must have "accounting and financial expertise."  Our board of directors has further determined that Ms. Liza Singer has the requisite "accounting and financial expertise."

We do not follow the requirements of the NASDAQ Stock Market Rules regarding the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders.  See Item 16G. "Corporate Governance."

External and Independent Directors

External directors.  The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors.  The Israeli Companies Law provides that a person may not be appointed as an external director if the person, or the person's relative, partner, employer or an entity under that person's control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company.  The term "relative" means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above as well as a sibling, brother, sister or parent of the foregoing relatives.  In general, the term "affiliation" includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder.  Furthermore, if the company does not have a controlling shareholder or a shareholder holding at least 25% of the voting rights, "affiliation" also includes a relationship, at the time of the appointment, with the chairman of the board, the chief executive officer, a substantial shareholder or the most senior financial officer of such company. Regulations promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an "affiliation" with a company for the purpose of service as an external director. In addition, no person may serve as an external director if the person's position or other activities create, or may create a conflict of interest with the person's responsibilities as director or may otherwise interfere with the person's ability to serve as director or if such person is an employee of the Israel Securities Authority or of an Israeli stock exchange.  If, at the time an external director is appointed, all current members of the board of directors are of the same gender, then that external director must be of the other gender.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

At least one of the elected external directors must have "accounting and financial expertise" and any other external director must have "accounting and financial expertise" or "professional qualification," as such terms are defined by regulations promulgated under the Israeli Companies Law.

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

In general, under the Israeli Companies Law, external directors serve for a three-year term and may be reelected to two (2) additional three-year terms.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, may appoint an external director for additional terms of not more than three years subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors, that in view of the director's professional expertise and special contribution to the company's board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company.  External directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court order, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company.

Pursuant to the Israeli Companies Law, external directors up for re-election are nominated either by the board of directors or by any shareholder(s) holding at least 1% of the voting rights in the company.  If the board of directors proposed the nominee, the reelection must be approved by the shareholders in the same manner required to appoint external directors for an initial term, as described above. If such reelection is proposed by shareholders, such reelection requires the approval of the majority of the shareholders voting on the matter, and satisfaction of all of the following requirements: (i) In calculating the majority votes, the votes of the controlling shareholders and other shareholders that have personal interest in such reelection (unless such personal interest is not related to such persons relationship with the controlling shareholder) as well as abstentions are not included; (ii) the votes of the non-controlling shareholders in favor of the reelection and of the shareholders who do not have personal interest in the reelection (unless such personal interest is not related to such person's relationship with the controlling shareholder) is greater than 2% of the voting rights in the company; and (iii) the external director is not, at the time of such reelection, a related shareholder or competitor or a relative thereof and does not have any affiliation to any related shareholder, competitor or any relative thereof during the two years prior to such re-election. A related shareholder or a competitor are defined as the shareholder proposing the reelection, any substantial shareholder (within the meaning of the Israeli Companies Law) if at the time of reelection either such shareholder, its controlling shareholder or any company controlled by either of them has business relations with the company or that either such shareholder, its controlling shareholder or a company controlled by either of them is a competitor of the company.

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

Ms. Singer and Mr. Tsabari serve as our external directors under the Israeli Companies Law.  Ms. Singer's term will expire in 2019 and Mr. Tsabari's term will expire in 2017, following which their service as an external director may each be extended for additional three-year terms.

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

In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company has a majority of independent directors and that its audit committee has at least three members and be comprised only of independent directors, each of whom satisfies the "independence" requirements of NASDAQ and the SEC.  However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  On June 30, 2006, we provided NASDAQ with a notice that instead of maintaining a majority of independent directors, we follow Israeli law, under which we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors.  In addition, in accordance with the rules of the SEC and NASDAQ, our audit committee is composed of three independent directors, as defined in the rules of the SEC and NASDAQ.  At present the majority of our directors satisfy the independence requirements of NASDAQ and the SEC.

Our board of directors has determined that our external directors, Ms. Singer and Mr. Tsabari, qualify as independent directors under the requirements of the SEC and NASDAQ.  Our board of directors has further determined that Messrs. Bigger and Berman also qualify as independent directors under the requirements of the SEC and NASDAQ.

Audit Committee under Israeli Law

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee, or the Israeli Audit Committee.  The Israeli Audit Committee must consist of at least three directors and must include all of the external directors, the majority of which must be independent directors.  The Israeli Audit Committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis (other than as a director); a controlling shareholder or any of the controlling shareholder's relatives; and any director who is employed by, or rendered services to, the controlling shareholder or an entity controlled by the controlling shareholder, or a director whose main livelihood is from the controlling shareholder.  Any person who is not permitted to be a member of the Israeli Audit Committee may not be present in the meetings of the Israeli Audit Committee unless the chairman of the Israeli Audit Committee determines that such person's presence is necessary in order to present a specific matter.  However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee's discussions but not in any vote, and at the request of the Israeli Audit Committee, the secretary of the company and its legal counsel may be present during the meeting. The chairman of the Israeli Audit Committee must be an external director.

The role of the Israeli Audit Committee, pursuant to the Israeli Companies Law, includes:

•
monitoring deficiencies in the management of the company, including in consultation with the independent auditors or the internal auditor, and to advise the board of directors on how to correct such deficiencies. If the audit committee finds a material deficiency, it will hold at least one meeting regarding such material deficiency, with the presence of the internal auditor or the independent auditors but without the presence of the senior management of the company. However, a member of the company's senior management can participate in the meeting in order to present an issue which is under his or her responsibility;

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

•
overseeing the company's internal auditing and the performance of the internal auditor; confirm that the internal auditor has sufficient tools and resources at his disposal, taking into account, among other, the special requirements of the company and its size;

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

Our Israeli Audit Committee is currently composed of Ms. Singer and Messrs. Bigger and Tsabari. Both Ms. Singer and Mr. Tsabari satisfy the "independence" requirements of the Israeli Companies Law.  Our board of directors has determined that Ms. Singer has the requisite accounting and financial expertise to serve as our audit committee financial expert. Ms. Singer also serves as the chairperson of our Israeli Audit Committee. The Israeli Audit Committee meets at least once each quarter.

Audit Committee under U.S. Laws and Regulations

The NASDAQ Stock Market Rules require us to establish an audit committee consisting of at least three members, each of whom must be financially literate and satisfy the respective ''independence'' requirements of the SEC and NASDAQ and one of whom has accounting or related financial management expertise.  Such audit committee is established for the primary purpose of assisting the Board in overseeing the:

•	integrity of the Company's financial statements;

•	independent auditor's qualifications, independence and performance;

•	Company's financial reporting processes and accounting policies; performance of the Company's internal audit function; and

•	Company's compliance with legal and regulatory requirements.

Ms. Singer and Messrs. Bigger and Tsabari satisfy the respective "independence" requirements of the SEC and NASDAQ.  Our board of directors has determined that Ms. Singer has the requisite accounting and financial expertise to serve as our Audit Committee financial expert and that both Mr. Bigger and Mr. Tsabari are financially literate, having a basic understanding of financial controls and reporting.  The U.S. Audit Committee meets at least once each quarter. Mr. Bigger serves as chairperson of our U.S. Audit Committee for purposes of compliance with U.S. law and regulations.

Compensation Committee

Pursuant to the Israeli Companies Law, each publicly traded company is required to establish a compensation committee which must be comprised of at least three directors, including all of the external directors. The additional members of the compensation committee must be directors that receive compensation in accordance with the provisions and limitations set forth in the regulations promulgated under the Israeli Companies Law with respect to external directors. An external director shall serve as the chairman of the compensation committee. Under the Israeli Companies Law, the external directors shall constitute a majority of the compensation committee. Similar to the rules that apply to the audit committee, the compensation committee may not include the chairman of the board, or any director employed by us, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose primary income is dependent on a controlling shareholder, and may not include a controlling shareholder or any of its relatives.  Individuals who are not permitted to be compensation committee members may not participate in the committee's meetings other than to present a particular issue; provided, however, that an employee that is not a controlling shareholder or relative may participate in the committee's discussions but not in any vote, and the company's legal counsel and corporate secretary may participate in the committee's discussions and votes if requested by the committee.

The compensation committee is responsible for (i) recommending the compensation policy to the board of directors for its approval (and subsequent approval by shareholders) and (ii) duties related to the compensation policy and to the approval of the terms of engagement of office holders, including: recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years), recommending to the board of directors periodic updates to the compensation policy, assessing implementation of the compensation policy; determining whether the compensation terms of a proposed new Chief Executive Officer of the company need not be brought to approval of the shareholders; and determining whether to approve transactions concerning the terms of engagement and employment of the company's officers and directors that require compensation committee approval under the Israeli Companies Law or the company's compensation plans and policies.

We have established a compensation committee that is currently composed of Ms. Singer and Messrs. Bigger and Tsabari. Mr. Tsabari serves as the chairperson of our Compensation Committee. The composition and function of the Compensation Committee comply with the requirements of the Israeli Companies Law and NASDAQ Stock Market Rules.

New Israeli Regulations

In March 2016, the Israeli Companies Law Regulations were amended to reduce certain duplicative regulatory burden to which Israeli companies publicly-traded on NASDAQ are subject to.

Generally, pursuant to the new regulations, an Israeli company traded on NASDAQ that does not have a "controlling shareholder" (as defined in the Israeli Companies Law) will be able to elect not to appoint External Directors to its Board of Directors and not to comply with the Audit Committee and Compensation Committee composition and chairman requirements of the Israeli Companies Law (as described above under); provided, the company complies with the applicable NASDAQ independent director requirements and the NASDAQ Audit Committee and Compensation Committee composition requirements.

Since our largest shareholder, the limited partnerships managed by FIMI FIVE 2012 Ltd., are deemed to be a "controlling shareholder" under the Israeli Companies Law, we are not currently eligible to benefit from the relief provided by these new amended Israeli regulations.

Internal Auditor

Under the Israeli Companies Law, the board of directors of a publicly traded company must appoint an internal auditor nominated by the audit committee.  The role of the internal auditor is to examine whether the company's actions comply with the law, integrity and orderly business practice.  Under the Israeli Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, office holder or affiliate, nor may the internal auditor be the company's independent accountant or its representative.  Chaikin, Cohen, Rubin & Co. serves as our Internal Auditor.

Directors' Service Contracts

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

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Office Holders

The Israeli Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company.  An "office holder" is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title.  An office holder's fiduciary duties consist of a duty of care and a fiduciary duty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The fiduciary duty includes (i) avoiding any conflict of interest between the office holder's position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company's business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company's affairs that the office holder has received due to his position as an office holder.

Disclosure of Personal Interests of an Office Holder; Approval of Transactions with Office Holders

The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their position, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company's articles of association, however, a transaction that is adverse to the company's interest may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may also be required. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless the transaction is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board of directors or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

Approval of a Compensation Policy for Office Holders

The Israeli Companies Law and the regulations adopted thereunder require the compensation committee to adopt a policy for director and office holders.  In adopting the compensation policy, the compensation committee must take into account factors such as the office holder's education, experience, past compensation arrangements with the company, and the proportional difference between the person's cost of compensation and the average cost of compensation of the company's employees.

The compensation policy must be approved at least once every three years at the company's general meeting of shareholders, and is subject to the approval of a majority vote of the votes of the shareholders present and voting at a shareholders' meeting, provided that either: (i) such majority includes at least a majority of the votes of  all shareholders who are not controlling shareholders and do not have a personal interest in the approval of the compensation policy, present and voting at such meeting (excluding abstentions); or (ii) the total number of ordinary shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval of the compensation policy,  voting against the resolution does not exceed 2% of the aggregate voting rights in the company.

The Board may approve the compensation policy even if such policy was not approved by the shareholders, provided that the compensation committee and the board of directors resolve, based on detailed consideration of the compensation policy that approval of the policy, is in the best interest of the company, despite the fact that it was not approved at the shareholders' meeting.

The compensation policy shall serve as the basis for decisions concerning the financial terms of employment or engagement of officer holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company's objectives, the company's business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company's risk management, size and the nature of its operations. The compensation committee must also consider among others, the ratio between the cost of terms offered to the relevant director or office holder and the average  and median cost of compensation of the other employees of the company, including those employed through manpower companies, the effect of disparities in salary upon work relationships in the company, the possibility of reducing variable compensation at the discretion of the board of directors; the possibility of setting a limit on the exercise value of non-cash variable compensation; and as to severance compensation (in excess of those promulgated by applicable labor law), the period of service of the director or office holder, the terms of his or her compensation during such service period, the company's performance during that period of service, the person's contribution towards the company's achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the link between variable compensation and long-term performance and measurable criteria, the relationship between variable and fixed compensation, and the upper limit for the value of variable compensation, the conditions under which a director or an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company's financial statements, the minimum holding or vesting period for variable, equity-based compensation whilst referring to appropriate a long-term perspective based incentives; and maximum limits for severance compensation.

Once a compensation policy is properly adopted, the Israeli Companies Law requires the compensation policy to be approved by the company's compensation committee, with subsequent approval of the board of directors. In addition, compensation of the directors and the chief executive officer is also subject to the approval of the shareholders at a general meeting. The approval of the compensation of the chief executive officer that complies with the compensation policy is subject to the same majority requirements as the approval of a transaction between a company and its controlling shareholder.  Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply.  The terms of employment of the company's directors and executive officers must satisfy the requirements of the compensation policy in respect of matters relating to compensation. Any deviations from the compensation policy in respect of the compensation of the office holders require the approval of the compensation committee, the board of directors and the shareholders. If the deviation is with respect to the compensation of the chief executive office then such approval must be made by the majority of the shareholders provided that such majority includes the majority of the votes of the non-controlling shareholder and other shareholders who have personal interest in the proposal (unless such personal interest is not related to the controlling shareholder) present and voting (excluding abstention). Such special majority is not required if the number of votes of the non-controlling shareholders and shareholder who do not have personal interest in the proposal as aforesaid is lower than 2% of the aggregate voting rights in the company.

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

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

Pursuant to the Israeli Companies Law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, but excludes a shareholder whose power derives solely from its position on the board of directors or any other position at the company. A person is presumed to be a "controlling shareholder" if it holds or controls, by itself or together with others, one half or more of any one of the "Means of Control" of the company. "Means of Control" is defined as any one of the following: (i) the right to vote at a General Meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer. For the purpose of related party translations, under the Israeli Companies Law, a controlling shareholder is also a shareholder who holds 25% or more of the voting rights if no other shareholder who holds more than 50% of the voting rights. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, together with any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company's articles of association with respect to the company. The Israeli Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

An extraordinary transaction between a public company and a controlling shareholder, or in which a controlling shareholder has a personal interest, including a private placement in which the controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder's relative (including through a corporation controlled by a controlling shareholder), regarding the company's receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder of the company, regarding his or her terms of employment, require the approval of a company's audit committee (or compensation committee with respect to compensation arrangements), board of directors and shareholders, in that order. Such transaction must be elected by a majority vote of the Ordinary Shares present and voting at a shareholders' meeting, provided that either: (i) such majority includes at least a majority of votes held by all shareholders who do not have a personal interest in such transaction, present and voting at such meeting (excluding abstentions); or (ii) the total number of votes of shareholders who do not have a personal interest in such transaction voting against the approval of the transaction, does not exceed 2% of the aggregate voting rights in the company.

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

Pursuant to regulations promulgated pursuant to the Israeli Companies Law, a transaction with a controlling shareholder that would otherwise require approval of the shareholders is exempt from shareholders' approval if each of the audit committee and the board of directors determine that the transaction meets certain criteria that are set out in specific regulations promulgated under the Israeli Companies Law. Under these regulations, a shareholder holding at least 1% of the issued share capital of the company may require, within 14 days of the publication of such determination, that despite such determination by the audit committee and the board of directors, such transaction will require shareholder approval under the same majority requirements that otherwise apply to such transactions.

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

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a public company's outstanding shares or a class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares or a class of shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer.  If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.  The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer.  However, in the event of a full tender offer, the offeror may determine that any shareholder who accepts the offer will not be entitled to appraisal rights.  Such determination will be effective only if the offeror or the company has timely published all the information that is required to be published in connection with such full tender offer pursuant to all applicable laws.

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

Office Holders' Insurance.  Israeli law provides that a company may, if permitted by its articles of association, enter into a contract to insure its office holders for liabilities incurred by the office holder with a respect to an act performed in his or her capacity as an office holder, as a result of: (i) a breach of the office holder's duty of care to the company or another person; (ii) a breach of the office holder's fiduciary duty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that the act would not prejudice the company's interests; and (iii) a financial liability imposed upon the office holder in favor of another person.

Indemnification of Office Holders.  Under Israeli law a company may, if permitted by its articles of association, indemnify an office holder for acts performed by the office holder in such capacity for (i) a monetary liability imposed upon the office holder in favor of another person by any court judgment, including a settlement or an arbitration award approved by a court; (ii) reasonable litigation expenses, including attorney's fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any monetary liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a monetary liability was imposed on him or her in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and (iii) reasonable litigation expenses, including attorneys' fees, actually incurred by the office holder or imposed upon the office holder by a court: in an action, suit or proceeding brought against the office holder by or on behalf of the company or another person, or in connection with a criminal action in which the office holder was acquitted, or in connection with a criminal action in which the office holder was convicted of a criminal offence that does not require proof of criminal intent.

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

D.            Employees

As of December 31, 2016, we employed 406 full-time employees, of whom 50 were employed in general management and administration, 81 were employed in selling and marketing, 21 were employed in production management, 182 were employed in production, installation and maintenance, and 72 were employed in engineering and research and development.  Of such full-time employees, 128 were located in Israel, 29 were in the United States, 133 were in Canada and 116 were in various other countries.

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

E.             Share Ownership.

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of March 27, 2017.

Name	Number of Ordinary Shares Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Gillon Beck	-	-
Barry Stiefel	40,001	*
Liza Singer	-	-
Jacob Berman	13,750	*
Ron Ben-Haim	-	-
Avraham Bigger	-	-
Moshe Tsabari	-	-
Saar Koursh (3)	50,000	*
Yaacov Vinokur	-	-
Brian Rich (4)	12,500	-
Doron Kerbel	-	-
Yaniv Shachar	-	-
Jeremy Weese	-	-
James Quick	-	-
Carlos Garcia Almeida (5)	20,076	-
Marc Holtenhoff	-	-
Gord Loney	100	*
All directors and executive officers as a group (17 persons)
_______________
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

(2)	The percentages shown are based on 22,921,848 ordinary shares issued and outstanding as of March 27, 2017.

(3)	Includes 50,000 ordinary shares issuable upon the exercise of currently exercisable options.

(4)	Includes 12,500 ordinary shares issuable upon the exercise of currently exercisable options.

(5)	Includes 20,076 ordinary shares issuable upon the exercise of currently exercisable options.

Share Option Plans

2003 Israeli Share Option Plan

On October 27, 2003, our board of directors adopted our 2003 Israeli Share Option Plan, or the 2003 Plan, which was approved by our shareholders in July 2004.  Under the 2003 Plan, stock options could be granted to our employees, directors, officers and consultants, in accordance with the decision of our board of directors.  Our board of directors had the authority to determine the vesting schedule of such options and the exercise price.  Under the 2003 Plan, unless determined otherwise by the Board, no option may be exercised before the second anniversary of the date on which it was granted.  Pursuant to the 2003 Plan, any options that are cancelled or not exercised within the option period will become available for future grants.  Our board of directors has elected to allot options to Israeli employees under Israel's capital gain tax treatment.  Pursuant to the provisions of the 2003 Plan, if we issue a stock dividend, the number of shares purchasable by any grantee upon the exercise of options that were granted prior to the issuance of the stock dividend will be correspondingly increased.  In August 2008, our shareholders approved an amendment to the 2003 Plan, pursuant to which the number of ordinary shares available for issuance under the 2003 Plan was increased by 1,000,000 shares. In addition, the term of the 2003 Plan was extended from October 2013 to October 2018. Following the adoption of our 2010 Israeli Share Option Plan in June 2010, no additional options were granted under the 2003 Plan. As of December 31, 2016, options to purchase 20,000 ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $3.53 per share.  Options to purchase 35,000 Ordinary shares under the 2003 Plan were exercised during 2016.

2010 Israeli Share Option Plan

In June 2010, we adopted our 2010 Israeli Share Option Plan, or the 2010 Plan.  Under the 2010 Plan, stock options to purchase 510,575 ordinary shares may be granted to our employees, officers, directors and consultants of our company and subsidiaries.  In addition, an aggregate 498,384 ordinary shares that remained available for future option grants under the 2003 Plan and any ordinary shares that become available in the future under the 2003 Plan as a result of expiration, cancellation or relinquishment of any option were rolled over to the 2010 Plan. In June 2013, our shareholders approved an increase to the number of ordinary shares available for issuance under the 2010 Plan by additional 500,000 shares. The 2010 Plan has a term of ten years.

The 2010 Plan is designed to allow the grantees to benefit from the tax benefits under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961.  Our Board of Directors has resolved that all options that will be granted to Israeli residents under the 2010 Plan will be taxable under the "capital gains route."  Pursuant to this route, the profit realized by an employee is taxed as a capital gain (25%) if the options or underlying shares are held by a trustee for at least 24 months from their date of the grant or issuance.  Any difference between the exercise price of the options and the average price of the company's shares during the 30 trading days before the date of grant of the options will be treated as ordinary income and will be taxed according to the employee's marginal tax rates plus social contribution.  If the underlying shares are sold before the elapse of such period, the profit is re-characterized as ordinary income. As of December 31, 2016, options to purchase 572,576 ordinary shares were outstanding under the 2010 Plan, exercisable at an average exercise price of $4.64 per share. Options to purchase 201,000 ordinary shares were awarded under the 2010 Plan during 2016. Options to purchase 290,090 ordinary shares under the 2010 Plan were exercised during 2016.

ITEM 7.	Major Shareholders and Related Party Transactions

A.            Major Shareholders

The following table sets forth certain information as of March 27, 2017 regarding the beneficial ownership of our ordinary shares, by each person or entity known to us to own beneficially 5% or more of our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
FIMI Opportunity Five (Delaware), Limited Partnership (3)	4,646,924	20.3%
FIMI Israel Opportunity Five, Limited Partnership (3)	5,207,235	22.7%
Grace & White, Inc. (4).	1,569,833	6.8%
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

(2)	The percentages shown are based on 22,921,848 ordinary shares issued and outstanding as of March 27, 2017.

(3)
Based on Schedule 13D/A filed with the SEC on October 11, 2016 and other information available to us.  The address of FIMI Opportunity Five (Delaware), Limited Partnership and FIMI Israel Opportunity Five, Limited Partnership is c/o FIMI FIVE 2012 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 6789141, Israel.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 7, 2017.  The Schedule 13G/A indicates that Grace & White, Inc. is a registered investment adviser.  The address of Grace & White, Inc. is 515 Madison Avenue, Suite 1700, New York, NY 10022.

Significant Changes in the Ownership of Major Shareholders

On  August 7, 2014 FIMI Five 2012 Ltd., FIMI Opportunity Five (Delaware), Limited Partnership and FIMI Israel Opportunity Five, Limited Partnership, or the FIMI Partnerships, filed a Schedule 13D reflecting beneficial ownership of 6,461,290 ordinary shares, or 39.4%, of our issued and outstanding ordinary shares. On October 11, 2016 the FIMI Partnerships filed a Schedule 13D/A reflecting beneficial ownership of 9,854,159 ordinary shares, or 43%, of our issued and outstanding ordinary shares, as of such date.

On February 3, 2015, Grace & White, Inc. filed an amendment to its Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,087,912 ordinary shares or 6.69%, of our issued and outstanding ordinary shares. On February 4, 2016, Grace & White, Inc. filed an amendment to its Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,177,563, or 7.2%, of our issued and outstanding ordinary shares as of March 27, 2016.  On February 7, 2017, Grace & White, Inc. filed an amendment to its Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,569,833, or 6.8%, of our issued and outstanding ordinary shares as of such date.

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 23, 2017, there were 30 holders of record of our ordinary shares, of which 27 record holders holding approximately 91.14% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 91.05% of our outstanding ordinary shares as of such date.

B.            Related Party Transactions.

In October 2016, we completed a rights offering in which we received gross proceeds of approximately $23.8 million from the sale of 6,170,386 ordinary shares. In the rights offering, we distributed to each of our shareholders one subscription right for each eight ordinary shares held by such holder. Our controlling shareholders, FIMI V Funds, purchased 3,392,870 ordinary shares including through an exercise of over-subscription rights for a total subscription price of $ 13,096,478.20.

C.            Interests of Experts and Counsel.

Not applicable.

ITEM 8.	Financial Information

A.            Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

See the consolidated financial statements included under Item 18, "Financial Statements."

Export Sales

In the years ended December 31, 2014, 2015 and 2016, our operations based outside of Israel generated income to customers outside of Israel of approximately $42.8 million, $42.8 million and $48.2 million, respectively, or 55.1%, 67.2% and 71.1% of our total revenues, respectively.  In the years ended December 31, 2014, 2015 and 2016, the total amount of our export revenues generated by our Israeli facilities to countries outside of Israel was approximately $18.3 million, $8.5 million and $10.9 million, respectively, or 23.6%, 13.3% and 16.1%, of our total revenues, respectively.

Legal Proceedings

On January 11, 2017, we were requested by one of our foreign customers to settle an alleged debt following a post clearance audit performed by the customer's local revenue authority in relation to the customer's operations. We received the post clearance audit findings in March 2017 and  believe that the local revenue authority's findings, as well as the customer's request are erroneous. Based on the preliminary review by our internal legal counsel, we believe that this matter will not have a material adverse effect on our financial position or results of operations.

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

The distribution of dividends also may be limited by Israeli law, which permits the distribution of dividends only out of profits (as defined by the Israeli Companies Law) or otherwise upon the permission of the court, and only if the Board of Directors determines that such distribution will not jeopardize the ability of the company to repay its debts on the due date thereof.  "Profits'' are defined in the Israeli Companies Law as the balance of surpluses, or the surpluses accumulated over the past two years, whichever is the greater, in accordance with the latest adjusted financial statements, audited or reviewed, prepared by the company, provided that the date in respect of which the statements were prepared is no earlier than six months prior to the date of distribution.  ''Surplus'' means sums included in a company's shareholders' equity originating from the net profit of the company, as determined according to generally accepted accounting principles, and sums other than share capital or premiums that are included in shareholders' equity under generally accepted accounting principles and that the Minister of Justice has prescribed to be considered surplus.

B.            Significant Changes.

Since the date of the annual consolidated financial statements included in this annual report, no significant changes have occurred.

ITEM 9.	The Offer and Listing

A.            Offer and Listing Details.

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market.

	NASDAQ Global Market
	High	Low

2012	$5.68	$3.26
2013	$4.93	$3.16
2014	$5.87	$3.38
2015	$5.80	$4.01
2016	$6.02	$4.06

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated and any subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Global Market:

	NASDAQ Global Market
	High	Low
2014
First Quarter	$4.32	$3.56
Second Quarter	$4.08	$3.38
Third Quarter	$5.51	$3.43
Fourth Quarter	$5.87	$3.77

2015
First Quarter	$5.80	$4.71
Second Quarter	$5.37	$4.31
Third Quarter	$4.50	$4.01
Fourth Quarter	$5.08	$4.08

2016
First Quarter	$4.97	$4.06
Second Quarter	$5.00	$4.49
Third Quarter	$5.48	$4.22
Fourth Quarter	$6.02	$4.15

2017
First Quarter (through March 27, 2017)	$7.53	$5.25

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market:

	NASDAQ Global Market
	High	Low
October 2016	$4.63	$4.15
November 2016	$6.02	$4.41
December 2016	$5.84	$4.96
January 2017	$7.13	$5.25
February 2017	$7.41	$6.33
March 2017 (through March 27, 2017)	$7.53	$6.26

B.            Plan of Distribution.

Not applicable.

C.            Markets.

Our ordinary shares have traded on the NASDAQ Global Market under the symbol "MAGS" since our initial public offering in 1993.  Our ordinary shares also traded on the TASE from July 1, 2001 to November 30, 2011.

D.            Selling Shareholders.

Not applicable.

E.            Dilution.

Not applicable.

F.             Expenses of the Issue.

Not applicable.

ITEM 10.	Additional Information

A.            Share Capital.

Not applicable.

B.            Memorandum and Articles of Association.

Purposes and Objects of the Company

We are a public company registered with the Israeli Companies Registrar and have been assigned company number 52‑003892‑8.  Under our memorandum of association, we were established for the purposes of acquiring a plant from Israel Aircraft Industries known as the Magal Plant, which was engaged in the development, manufacture, sale and support of alarm devices and dealing in the development, manufacturing and support of security alarm devices and other similar products.  In addition, the purpose of our Company is to be eligible to perform and act in connection with any right or obligation of whatever kind or nature permissible under Israeli law.

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

For a discussion of Israeli law concerning a director's fiduciary duties and the approval of transactions with office holders, see Item 6.C. "Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions under Israeli Law."

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

The rights attached to the ordinary shares are as follows:

Dividend Rights.  Holders of ordinary shares are entitled to participate in the payment of dividends in accordance with the amounts paid‑up or credited as paid up on the nominal value of such ordinary shares at the time of payment (without taking into account any premium paid thereon).  However, under Article 13 of our articles of association no shareholder will be entitled to receive any dividends until the shareholder has paid all calls then currently due and payable on each ordinary share held by such shareholder.

The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law.  Declaration of a final dividend requires the approval by ordinary resolution of our shareholders at a general meeting of shareholders.  Such resolution may reduce but not increase the dividend amount recommended by the board of directors.  Dividends may be paid, in whole or in part, by way of distribution of dividends in kind.  See "Item 8A. Financial Information – Consolidated Statements and Other Financial Information – Dividend Distributions Policy."

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

Our articles of association do not contain any provisions regarding a classified board of directors or cumulative voting for the election of directors.  Pursuant to our articles of association, our directors (except the external directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected.  All the members of our board of directors (except the external directors) may be reelected upon completion of their term of office.  For information regarding the election of external directors, see "Item 6C. Directors, Senior Management and Employees – Directors and Senior Management – Board Practices – External and Independent Directors – External Directors."

Rights to Share in the Company's Profits.  Our shareholders have the right to share in our profits distributed as a dividend or any other permitted distributions.  See this Item 10B. "Additional Information – Memorandum and Articles of Association – Rights Attached to Shares – Dividend Rights."

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

Substantial limitations on shareholders.  See Item 6.C. "Directors, Senior Management and Employees‑Board Practices–Approval of Related Party Transactions."

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

General Meetings of Shareholders

Under the Israeli Companies Law a company must convene an annual meeting of shareholders at least once every calendar year and within 15 months of the last annual meeting.  Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required.  Our board of directors may, in its discretion, convene additional meetings as "special general meetings."  In addition, the board must convene a special general meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company.  See this Item 10B. "Additional Information – Memorandum and Articles of Association – Rights Attached to Shares – Voting Rights."

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

Provisions Restricting a Change in Control of Our Company

The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction.  The approval of the board of directors of both companies is subject to such boards' confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors.  Each company must notify its creditors about the contemplated merger.  Under our articles of association, such merger must be approved by a resolution of the shareholders, as explained above.  The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder.  For purposes of the shareholders' approval, the merger shall not be deemed as granted unless the court determines otherwise, if it is not supported by the 75% of the shares represented and voting at the general meeting, provided that such majority includes a simple majority of the non-interested shareholders.  See also Item 6C. "Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions under Israeli Law."

The Israeli Companies Law also provides that an acquisition of shares of a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company.  An acquisition of shares of a public company must also be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company and there is no existing 45% or greater shareholder in the company.  These requirements do not apply if the acquisition (i) was made through a private placement that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company.  The special tender offer must be extended to all shareholders but, the offer may include explicit limitations allowing the offeror not to purchase shares representing more than 5% of the voting power attached to the company's outstanding shares, regardless of how many shares are tendered by shareholders.  The special tender offer may be effected only if (i) at least 5% of the voting power attached to the company's outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

C.            Material Contracts.

  In April 2016, Senstar, our fully owned Canadian subsidiary, acquired Aimetis, a Canadian-based company headquartered in Waterloo, Ontario, which specializes in intelligent IP video management systems (VMS). We paid approximately CAD $19.8 million in cash (including CAD $1.1 million placed in escrow to secure potential indemnity obligations and up to an additional CAD $1.1 million payable in cash, subject to achievement of future performance milestones based on fiscal year 2016 revenues). This summary is qualified in its entirety by the text of the agreement, which is an exhibit to this Annual Report.

D.            Exchange Controls.

Israeli law and regulations do not impose any material foreign exchange restrictions on non‑Israeli holders of our ordinary shares.  Non-residents of Israel who purchase our ordinary shares will be able to convert dividends, if any, thereon, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely repatriable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to "Corporate Tax" on their taxable income at the rate of 26.5% for the 2014 and 2015 tax years and 25% for the 2016 tax year.

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Israeli Tax Ordinance, came into effect, or the TP Regs.  Section 85A of the Tax Ordinance and the TP Regs generally require that all cross-border transactions carried out between related parties be conducted on an arm's length principle basis and will be taxed accordingly.  The TP Regs are not expected to have a material effect on us.

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

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export, referred to as a "Benefited Enterprise."  In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a certain percentage or a minimum amount specified in the Investments Law.  Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise, referred to as the Year of Election.  Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company's effective tax rate will be the result of a weighted combination of the applicable rates.  In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage or a minimum amount of the company's production assets before the expansion.

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

Generally, a company that is "Abundant in Foreign Investment," as defined in the Investments Law, is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

The Amendment changes the definition of "foreign investment" in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors.  Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company's outstanding and paid-up share capital exceeds NIS 5 million.  Such changes to the aforementioned definition are retroactive from 2003.

The Amendment applies to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received "Approved Enterprise" approval from the Investment Center on or prior to December 31, 2004, in which case the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investments Law as they were on the date of such approval.

Should we elect to utilize tax benefits under the Amendment to the Investments Law, any such tax exempt profits might be subject to future taxation on the corporate level upon distribution to shareholders by a way of dividend or liquidation.  Accordingly, we may be required to recognize deferred tax liability with respect to such tax exempt profits.

In March 2007, we received a pre-ruling from the Israeli Tax Authority for our  request for a Beneficiary Enterprise for the elected tax year 2005 ("the 2005 program"), regarding eligibility for benefits under the Amendment. We have not obtained any tax benefits from this program. The benefit period of this program terminated on December 31, 2016.

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

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 71):

On August 5, 2013, the "Knesset" issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 which consists of Amendment 71 to the Law for the Encouragement of Capital Investments ("the Amendment"). According to the Amendment, the tax rate on preferred income from a preferred enterprise in 2014 and thereafter is 16% (in development area A - 9%). As for changes in tax rates resulting from the enactment of Amendment 73 to the Law, see below.

The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise's earnings as above will be subject to tax at a rate of 20%.

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 73):

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments ("the Amendment") was published. According to the Amendment, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

The Amendment also prescribes special tax tracks for technological enterprises, which are subject to rules that are to be issued by the Minister of Finance by March 31, 2017.

The new tax tracks under the Amendment are as follows:

Technological preferred enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).

Any dividends distributed to "foreign companies", as defined in the Law, deriving from income from the technological enterprises will be subject to tax at a rate of 4%.

Since definitive criteria to determine the tax benefits had not yet been established as of December 31, 2016, it cannot be concluded that the legislation in respect of technological enterprises had been enacted or substantively enacted as of that date. Accordingly, the above changes in the tax rates relating to technological enterprises were not taken into account in the computation of deferred taxes as of December 31, 2016.

Encouragement of Industry (Taxes) Law, 5729-1969

Under the Encouragement of Industry (Taxes) Law, 5729-1969, or the Industry Encouragement Law, "Industrial Companies" are entitled to certain corporate tax benefits, including, among others:

•
Amortization, under certain conditions, of purchases of know‑how and patents and of rights to use a patent and know‑how which are used for the development or advancement of the company, over an eight‑year period for tax purposes;

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

Encouragement of Industrial Research and Development Law, 5744-1984

Under the Encouragement of Industrial Research and Development Law, 5744-1984, or the Research Law, research and development programs that meet specified criteria and are approved by a governmental committee of the Innovation Authority (formerly the Office of the Chief Scientist), are eligible for grants between 20%-50% of certain of the project's expenditures, as determined by the research committee of the Innovation Authority.  In exchange, the recipient of such grants is required to pay the Innovation Authority royalties from the revenues derived from products incorporating technology developed within the framework of the approved research and development program or derived from such program (including ancillary services in connection with such program), usually up to 100% of the U.S. dollar-linked value of the total grants received in respect of such program, plus LIBOR interest.

The terms of the Israeli government participation also require a declaration regarding the location of manufacturing of supported products by the recipients of the grants.  Under regulations promulgated under the Research Law, upon the approval of the Innovation Authority, some of the manufacturing volume may be transferred outside of Israel, beyond the aforementioned declared rate of production abroad, provided that the grant recipient pays royalties at an increased rate and in addition may incur an increased payment cap of up to 300% of the received grant, depending on the percentage of manufacturing being transferred abroad.  The Research Law also provides that know-how developed under an approved research and development program and any derivatives of this know-how may not be transferred to third parties in Israel without the prior approval of the research committee of the Innovation Authority.  The Research Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel.  No approval is required for the sale or export of any products resulting from such research and development.

In June 2005, an amendment to the Research Law became effective, which amendment was intended to make the Research Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of Innovation Authority funded know-how outside of Israel.  The amendment permits the Innovation Authority, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of demanding the recipient to pay increased royalties as described above.  The amendment further permits, under certain circumstances and subject to the Innovation Authority's prior approval, the transfer outside Israel of know-how that has been funded by Innovation Authority, generally in the following cases: (a) the grant recipient pays to the Innovation Authority a portion of the consideration paid for such funded know-how (according to certain formulas), (b) the grant recipient receives know-how from a third party in exchange for its funded know-how, or (c) such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities under agreements of cooperation programs between Israel and an additional country.

The Research Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires the grant recipient and its controlling shareholders and interested parties to notify the Innovation Authority on any change in control of the recipient or a change in the holdings of the means of control of the recipient and obtaining the approval of the Innovation Authority in case such a change results in a foreign resident becoming an interested party directly in the recipient and requires the new interested party to undertake to the Innovation Authority to comply with the Research Law.  In addition, the rules of the Innovation Authority may require prior approval of the Innovation Authority or additional information or representations in respect of certain of such events. For this purpose, "control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  "Means of control" refers to voting rights or the right to appoint directors or the chief executive officer.  An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any foreign resident who acquires 5% or more of our ordinary shares will be required to notify the Innovation Authority that it has become an interested party and to sign an undertaking to comply with the Research Law.

The Israeli authorities have indicated that the government may reduce or abolish grants from the Innovation Authority in the future.  Even if these grants are maintained, we cannot assure you that we will receive Innovation Authority grants in the future.  In addition, each application to the Innovation Authority is reviewed separately, and grants are based on the program approved by the research committee.  Generally, expenditures supported under other incentive programs of the State of Israel are not eligible for grants from the Innovation Authority.

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

Capital Gains Tax on Sales of Our Ordinary Shares by Foreign Holders

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise.  The law distinguishes between real gain and inflationary surplus.  The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the CPI or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Generally, as of January 1, 2012, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a "significant shareholder" at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 30%. However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Israeli companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares.

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

Taxation of Dividends paid to Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends.  On distributions of dividends other than bonus shares or stock dividends, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a "significant shareholder" at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence.  However, under the Investments Law, dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%.

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

United States Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders (as defined below) who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended, (the "Code) Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty (the "Treaty"), all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

-	broker-dealers,
-	financial institutions,
-	certain insurance companies,
-	investors liable for alternative minimum tax,
-	tax-exempt organizations,
-	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar,
-	persons who hold the ordinary shares through partnerships or other pass-through entities,
-	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,
-	investors that actually or constructively own 10% or more of our voting shares, and
-	investors holding ordinary shares as part of a straddle, appreciated financial position, a hedging transaction, or conversion transaction.

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

This summary does not address the effect of any U.S. federal taxation (such as estate and gift tax) other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or non-U.S. taxation.

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

Taxation of Dividends

Subject to limitations, including the discussion below under the heading "Passive Foreign Investment Companies," the gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis would be treated as gain from the sale of ordinary shares. See "-Disposition of Ordinary Shares" below for a discussion of the taxation of capital gains. Our dividends would not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

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

Subject to complex limitations, some of which vary depending upon the U.S. Holder's circumstances, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate, see discussion below. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your own tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, including the 3.8% Medicare tax, discussed below, "qualified dividend income" received by a non-corporate U.S. Holder will be subject to tax at a reduced maximum tax rate of 20%. Distributions taxable as dividends paid on the ordinary shares should qualify for the 20% rate provided that either: (i) we are entitled to benefits under the Treaty or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from a passive foreign investment company ("PFIC"), see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate on qualified dividends contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced tax rate on qualified dividend income, discussed above,  and, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund", by making a "QEF election" or to "mark-to-market" your ordinary shares, as described below,

•
you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over your holding period for such ordinary shares,

•
the amount allocated to each year during which we are considered a PFIC, other than the year of the dividend payment or disposition, would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year, and

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

A U.S. Holder may make a mark-to-market election only if our ordinary shares are "regularly traded" on a "qualified exchange".  In general, our ordinary shares will be treated as "regularly traded" for a given calendar year if more than a de minimis quantity of our ordinary shares is traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year.  Our ordinary shares are listed on the NASDAQ.  However, no assurance can be given that our ordinary shares will be regularly traded for purposes of the mark-to-market election.  In addition, because a mark-to-market election cannot be made for a subsidiary PFIC, if you make a mark-to-market election you may continue to be subject to the PFIC rules with respect to your indirect interest in any PFICs we own.

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

If a U.S. Holder owns our ordinary shares during any year in which we are a PFIC, the U.S. Holder generally must file an IRS Form 8621 with respect to the company, generally with the U.S. Holder's federal income tax return for that year.  U.S. Holders should consult their own tax advisers regarding whether we are a PFIC and the potential application of the PFIC rules, including the application of the mark-to-market election.

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

Information Reporting by Certain U.S. Holders

U.S. citizens and individuals taxable as resident aliens of the United States that own "specified foreign financial assets" with an aggregate value in a taxable year in excess of certain thresholds (as determined under rules in Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. "Specified foreign financial assets" include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be "specified foreign financial assets". Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. A U.S. Holder is urged to consult his tax adviser regarding its reporting obligation.

Any U.S. Holder who acquires more than $100,000 of our ordinary shares or holds 10% or more in vote or value of our ordinary shares may be subject to certain additional U.S. information reporting requirements.

F.             Dividends and Paying Agents.

Not applicable.

G.            Statements by Experts.

Not applicable.

H.            Documents on Display.

We are subject to certain of the reporting requirements of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act.  As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required to file quarterly reports including financial statements.  We file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm.  We also submit to the SEC reports on Form 6-K containing, among other things, press releases and unaudited financial information.  We post our annual report on Form 20-F on our website (www.magal-s3.com) promptly following the filing of our annual report with the SEC.  The information on our website is not incorporated by reference into this annual report.

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.  The Exchange Act file number for our SEC filings is 000-21388.

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

Foreign Currency Exchange Risk

We sell most of our products in North America, Europe, Africa, Latin America and Israel.  Our revenues are primarily denominated in U.S. dollars, Canadian dollars, Mexican pesos, Euros and NIS, while a portion of our expenses, primarily labor expenses, is incurred in NIS and Canadian Dollars.  Additionally, certain assets, especially trade receivables, as well as part of our liabilities are denominated in NIS and CAD.  As a result, fluctuations in rates of exchange between the U.S. dollar and non-U.S. dollar currencies may affect our operating results and financial condition.  The dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the U.S. dollar. The U.S. dollar cost of our operations in Canada may be adversely affected by the appreciation of the Canadian dollars against the U.S. dollar. The U.S. dollar cost of our operations in Mexico may be adversely affected by the appreciation of the Mexican peso against the U.S. dollar. In addition, the value of our non-U.S. dollar revenues could be adversely affected by the depreciation of the U.S. dollar against such currencies.

In 2014 and 2015, the Canadian dollar depreciated against the U.S. dollar by 8.9% and 19.7%, respectively. In 2016,  the Canadian dollar  appreciated against the U.S. dollar by 2.7%. In addition, the U.S. dollar cost of our operations in Mexico is influenced by the exchange rate between the U.S. dollar and the Mexican peso.  In 2014, 2015 and 2016 the Mexican peso depreciated against the U.S. dollar by 12.8%, 17.7% and 19.2%, respectively

During the years ended December 31, 2014 and 2015, foreign currency fluctuations had a positive impact on our results of operations and we recorded foreign exchange income, net of $2.3 million and $1 million, respectively. During the year ended December 31, 2016, foreign currency fluctuations had a negative impact on our results of operations and we recorded a foreign exchange loss, net of $0.6 million. We cannot assure you that in the future our results of operations may not be materially affected by currency fluctuations.

ITEM 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.	Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.  Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F.  Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016.  In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission.  Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

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

ITEM 16.                  [Reserved]

ITEM 16A.                Audit Committee Financial Expert

Our board of directors has determined that Ms. Liza Singer, an external and independent director, meets the definition of an audit committee financial expert, as defined by rules of the SEC.  For a brief description of Ms. Singer's relevant experience, see Item 6.A. "Directors, Senior Management and Employees – Directors and Senior Management."

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

ITEM 16C.               Principal Accountant Fees and Services

Independent Public Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by our principal independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young global.  All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31,
Services Rendered	2015	2016
Audit (1)	276,000	288,000
Tax (2)	72,000	60,000
Other (3)	63,000	37,000
Total	411,000	385,000
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

(3)
Other fees primarily relate to out of pocket reimbursement of expenses, primarily traveling expenses of our auditors. These fees also relate to fees associated with the due diligence procedure and of acquisition and rights offering

Pre-Approval Policies and Procedures

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

ITEM 16E.                Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any ordinary shares of our company nor did an affiliated purchaser purchase any shares of our company on our behalf during 2016.

ITEM 16F.                Changes in Registrant's Certifying Accountant

None.

ITEM 16G.               Corporate Governance

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of NASDAQ Stock Market Rules.  A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.

We have notified NASDAQ that we do not comply with the following NASDAQ requirements, and instead follow Israeli law and practice in respect of such requirements:

•
the requirement regarding the process of nominating directors.  Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders.  See Item 6.C. "Directors, Senior Management and Employees – Board Practices – Election of Directors."

•
the requirement regarding the compensation of our chief executive officer and all other executive officers.  Instead, we follow Israeli law and practice in accordance with which our board of directors must approve all compensation arrangements for our chief executive officer and all compensation arrangements for officers are subject to the chief executive officer's approval.  See Item 6.C. "Directors, Senior Management and Employees – Compensation."

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

ITEM 18.                   Financial Statements

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Consolidated Financial Statements

ITEM 19.                   Exhibits

Exhibit No.	Description
1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant (2)
2.1	Specimen Share Certificate for Ordinary Share (3)
2.2	Registrant's Amended and Restated 2003 Israeli Share Option Plan (4)
2.3	Registrant's 2010 Israeli Share Option Plan (5)
2.4	Amendment to Registrant's 2010 Israeli Share Option Plan(6)
4.1	Share Purchase Agreement, dated as of April 1, 2016, by and among Senstar Corporation, Aimetis Corp., the persons listed in Annex A thereto, and Marc Holtenhoff in his capacity as the Holder Agent(7)
4.2	Compensation Policy of Office Holders (August 8, 2016) (8)
4.3	Form of Warrant issued to former CyberSeal shareholders
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.PRE	XBRL Taxonomy Presentation Linkbase Document.
101.CAL	XBRL Taxonomy Calculation Linkbase Document.
101.LAB	XBRL Taxonomy Label Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
_______________

(1)
Filed as an exhibit to our Registration Statement on Form F-1 (File No. 33‑57438), filed with the Securities and Exchange Commission on January 26, 1993, as amended, and incorporated herein by reference.

(2)
Filed as an exhibit to our Registration Statement on Form F-1 (No. 33‑57438), filed with the Securities and Exchange Commission on January 26, 1993, as amended, and incorporated herein by reference, as amended by an amendment filed as an exhibit to our Registration Statement on Form S-8 (File No. 333-6246), filed with the Commission on January 7, 1997 and incorporated herein by reference, as further amended by an amendment filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on June 29, 2001 and incorporated herein by reference, as further amended by the company's shareholders on July 17, 2002, as described under Form 6-K furnished to the SEC on June 19, 2002, as further amended by the company's shareholders on August 20, 2008, as described under Form 6-K furnished to the SEC on July 17, 2008, and as further amended by the company's shareholders on August 31, 2011, as described under Form 6-K furnished to the SEC on July 27, 2011.

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

(7)
Filed as Exhibit 10.1 to the Registrant's Registration Statement on Form F-1 (No. 333-213020), filed with the Securities and Exchange Commission on August 9, 2016, as amended, and incorporated herein by reference.

(8)	Filed as Exhibit A to Exhibit 99.1 to the Registrant's Proxy Statement on Form 6-K furnished with the Securities and Exchange Commission on July 8, 2016 and incorporated herein by reference.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MAGAL SECURITY SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Magal Security Systems Ltd. and its subsidiaries ("the Company") as of December 31, 2016 and 2015, and the related consolidated statements of operations, consolidated statements of comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations, their comprehensive income and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 29, 2017	A Member of Ernst & Young Global

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2015	2016

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$27,319	$19,692
Short-term bank deposits	3,055	31,036
Restricted deposits	786	1,809
Trade receivables (net of allowance for doubtful accounts of $ 2,331 and $ 2,064 at December 31, 2015 and 2016, respectively)	13,706	13,702
Unbilled accounts receivable	5,597	4,232
Other accounts receivable and prepaid expenses (Note 3)	2,107	2,751
Inventories (Note 4)	7,879	6,818

Total current assets	60,449	80,040

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term trade receivables	617	308
Long-term deposits and restricted bank deposits	136	126
Severance pay fund	1,761	1,321
Deferred income taxes (Note 12)	1,055	2,114

Total long-term investments and receivables	3,569	3,869

PROPERTY AND EQUIPMENT, NET (Note 5)	5,415	5,301

INTANGIBLE ASSETS, NET (Note 6)	1,313	4,933

GOODWILL (Note 7)	4,250	11,850

Total assets	$74,996	$105,993

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2015	2016
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$3,185	$4,040
Customer advances	2,520	5,602
Other accounts payable and accrued expenses (Note 8)	10,748	11,646

Total current liabilities	16,453	21,288

LONG-TERM LIABILITIES:
Deferred revenues	-	472
Deferred income taxes	173	167
Accrued severance pay	2,660	2,089
Other long-term liabilities	15	59

Total long-term liabilities	2,848	2,787

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2015 and December 31, 2016; Issued and outstanding: 16,398,872 shares at December 31, 2015 and 22,894,348 shares at December 31, 2016	4,968	6,679
Additional paid-in capital	69,888	93,441
Accumulated other comprehensive income (loss)	(1,850)	(1,923)
Foreign currency translation adjustments (Company's standalone financial statements)	406	412
Accumulated deficit	(17,629)	(16,600)

Total Magal shareholders' equity	55,783	82,009
Non-controlling interest	(88)	(91)

Total shareholders' equity (Note 10)	55,695	81,918

Total liabilities and shareholders' equity	$74,996	$105,993

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2014	2015	2016

Revenues	$77,543	$63,736	$67,825
Cost of revenues	43,049	32,722	34,570

Gross profit	34,494	31,014	33,255

Operating expenses:
Research and development, net	4,604	4,814	6,779
Selling and marketing	17,130	14,785	17,536
General and administrative	8,898	7,026	7,445
Impairment of goodwill and intangible assets	2,439	-	-

Total operating expenses	33,071	26,625	31,760

Operating income	1,423	4,389	1,495
Financial income (expenses), net (Note 15)	1,979	642	(591)

Income before income taxes	3,402	5,031	904
Taxes on income (tax benefit) (Note 12)	82	1,923	(122)

Net income	3,320	3,108	1,026

Less - loss attributable to non-controlling interests	90	33	3

Net income attributable to Magal shareholders'	$3,410	$3,141	$1,029

Basic income per share	$0.21	$0.19	$0.06

Diluted income per share	$0.21	$0.19	$0.06

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2014	2015	2016

Net income	$3,320	$3,108	$1,026
Foreign currency translation adjustments	(1,833)	(3,891)	(73)

Total comprehensive income (loss)	$1,487	$(783)	$953

Total comprehensive loss attributable to non-controlling interests	$(90)	$(33)	$(3)

Total comprehensive income (loss) attributable to Magal shareholders'	$1,577	$(750)	$956

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment - the Company	Retained earnings (accumulated deficit)	Non- controlling interests	Total shareholders' equity

Balance as of January 1, 2014	16,147,522	$4,901	$68,371	$3,874	$4,589	$(24,180)	$(15)	$57,540

Issuance of shares upon exercise of employee stock options	121,500	34	430	-	-	-	-	464
Stock-based compensation	-	-	373	-	-	-	-	373
Foreign currency translation adjustments- the Company	-	-	-	-	(3,957)	-	-	(3,957)
Issue of shares to non-controlling interests	-	-	-	-	-	-	50	50
Comprehensive income (loss):
Net income	-	-	-	-	-	3,410	(90)	3,320
Foreign currency translation adjustments	-	-	-	(1,833)	-	-	-	(1,833)

Balance as of December 31, 2014	16,269,022	4,935	69,174	2,041	632	(20,770)	(55)	55,957

Issuance of shares upon exercise of employee stock options	129,850	33	471	-	-	-	-	504
Stock-based compensation	-	-	243	-	-	-	-	243
Foreign currency translation adjustments- the Company	-	-	-	-	(226)	-	-	(226)
Comprehensive income (loss):
Net income	-	-	-	-	-	3,141	(33)	3,108
Foreign currency translation adjustments	-	-	-	(3,891)	-	-	-	(3,891)

Balance as of December 31, 2015	16,398,872	4,968	69,888	(1,850)	406	(17,629)	(88)	55,695

Issuance of share capital, net (Note 10b)	6,170,386	1,626	21,991	-	-	-	-	23,617
Issuance of shares upon exercise of employee stock options	325,090	85	1,304	-	-	-	-	1,389
Stock-based compensation	-	-	258	-	-	-	-	258
Foreign currency translation adjustments- the Company	-	-	-	-	6	-		6
Comprehensive income (loss):
Net income	-	-	-	-	-	1,029	(3)	1,026
Foreign currency translation adjustments	-	-	-	(73)	-	-	-	(73)

Balance as of December 31, 2016	22,894,348	$6,679	$93,441	$(1,923)	$412	$(16,600)	$(91)	$81,918

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2015	2016

Cash flows from operating activities:

Net income	$3,320	$3,108	$1,026
Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,967	1,503	1,740
Impairment of goodwill and intangible assets	2,439	-	-
Loss (gain) on sale of property and equipment	(28)	18	5
Increase in accrued interest and exchange differences on short-term and other long-term liabilities	(673)	(218)	(57)
Stock based compensation	373	243	258
Decrease (increase) in trade receivables, net	(9,936)	6,261	1,487
Decrease (increase) in unbilled accounts receivable	(1,928)	(1,570)	1,395
Decrease (increase) in other accounts receivable and prepaid expenses	235	(151)	221
Decrease (increase) in inventories	(88)	(635)	1,200
Increase in deferred income taxes	(943)	(51)	(1,722)
Decrease (increase) in long-term trade receivables	416	(387)	319
Increase (decrease) in trade payables	2,666	(2,934)	857
Increase (decrease) in other accounts payable and accrued expenses and deferred revenues	3,065	(483)	(1,010)
Increase (decrease) in customer advances	(2,740)	1,385	3,351
Accrued severance pay, net	145	(631)	(137)

Net cash provided by (used in) operating activities	(1,710)	5,458	8,933

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2015	2016
Cash flows from investing activities:

Investment in short-term deposits	$(27,291)	$(592)	$(27,868)
Proceeds from sale of short-term bank deposits	25,371	5,777	-
Release of long-term bank deposits and restricted deposit	2,822	1,985	13
Investment in restricted deposit	-	-	(1,031)
Proceeds from sale of property and equipment	81	104	93
Purchase of property and equipment	(737)	(876)	(797)
Investment in know-how and patents	(14)	(1)	(31)
Payments for acquisition of Aimetis, net of cash acquired (1)	-	-	(12,113)
Payments for acquisition of a fiber company, net of cash acquired (2)	(3,875)	-	-

Net cash provided by (used in) investing activities	(3,643)	6,397	(41,734)

Cash flows from financing activities:

Proceeds from issuance of shares, net of issuance costs of $ 201	-	-	23,617
Short-term bank credit, net	(2,795)	(2,573)	-
Principal payment of long-term bank loans	(502)	(1,899)	-
Proceeds from issuance of shares upon exercise of options to employees	464	504	1,389
Issue of shares to non-controlling interests	50	-	-

Net cash provided by (used in) financing activities	(2,783)	(3,968)	25,006

Effect of exchange rate changes on cash and cash equivalents	(2,497)	(2,170)	168

Increase (decrease) in cash and cash equivalents	(10,633)	5,717	(7,627)
Cash and cash equivalents at the beginning of the year	32,235	21,602	27,319

Cash and cash equivalents at the end of the year	$21,602	$27,319	$19,692

Supplemental disclosures of cash flows activities:

Cash paid during the year for:
Interest	$166	$116	$27

Income taxes	$516	$753	$1,677

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2015	2016
(1) Payments for acquisition of Aimetis, net of cash acquired:

Net fair value of assets acquired and liabilities assumed of the fiber company at the date of acquisition (see also Note 1b):
Net assets (liabilities) (excluding cash and cash equivalents)	$-	$-	$(293)
Technology	-	-	3,759
Customer relationship	-	-	761
Adjustment to deferred revenue	-	-	671
Contingent consideration			(82)
Deferred tax liability, net	-	-	(562)
Goodwill	-	-	7,859

Total payments for acquisition of Aimetis, net of cash acquired	$-	$-	$12,113

(2) Payments for acquisition of a fiber company, net of cash acquired:

Net fair value of assets acquired and liabilities assumed of the fiber company at the date of acquisition (see also Note 1c):
Net assets (excluding cash and cash equivalents)	$410	$-	$-
Technology	1,337	-	-
Customer relationship	315	-	-
Backlog	398	-	-
Deferred tax liability	(819)	-	-
Deferred tax assets	474	-	-
Goodwill	1,760	-	-

Total payments for acquisition of a fiber company, net of cash acquired	$3,875	$-	$-

The accompanying notes are an integral part of the financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	General:

Magal Security Systems Ltd. ("the Parent Company" or "Magal") and its subsidiaries (together - "the Company") is a leading international provider of solutions and products for physical and video security solutions, as well as site management. Over the past 45 years, the Company has delivered its products as well as tailor-made security solutions and turnkey projects to customers in over 80 countries under some of the most challenging conditions. The Company offers comprehensive integrated solutions for critical sites, which leverage its broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

On September 30, 2016, the Parent Company completed rights offering according to which it distributed to all holders of its ordinary shares at no charge, subscription rights to purchase up to an aggregate of 6,170,386 Ordinary shares. The rights offering was fully subscribed for and the Parent Company received net proceeds of approximately $23,617 after deducting issuance expenses related to the rights offering of approximately $201.

On October 1, 2014, FIMI Opportunity Fund ("FIMI"), completed the purchase of approximately 40% of Magal's outstanding shares from Ki Corporation Limited, a Company beneficially owned by Mr. Nathan Kirsh. Following the closing of the transaction, FIMI is the largest shareholder of Magal.

b.	2016 Acquisition:

On April 1, 2016 (the “Closing Date”), a wholly-owned subsidiary of the Parent Company, completed the acquisition of all of the outstanding ordinary shares of Aimetis Corp. (“Aimetis”), a corporation incorporated under the laws of Canada for total consideration of $ 14,469 consisting of $14,387 in cash and performance-based contingent payments ("Earn-out") in a total of up to $ 844. The Earn-out payments were measured, by using the Monte Carlo Simulation of the triangular model, at fair value at the Closing Date in the amount of $82. Since the performance conditions have not been met, the liability of $82 was eliminated, and the respective amount was included as a reduction of general and administrative expenses in the statement of operations.

In addition, a retention in amount of $844 will be paid subject to continuous employment with Aimetis during the period of 13 months following the closing date, of two of its executive employees. The expense is recognized on a linear basis.

Aimetis specializes in advanced video analytics software and intelligent IP video management software (VMS). The acquisition adds product portfolio complementary to the Group's large portfolio of perimeter intrusion detection systems (PIDS), adding a video surveillance offering with unmatched solutions for outdoor and critical sites, and also strengthening the Company's position in the market. The value of goodwill is attributed to synergies between the Company's portfolio and the acquired company's products and services.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The acquisition was accounted for by the acquisition method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of the acquired company. The entire goodwill was assigned to the Video reporting unit within the Video and Cyber security segment. The results of the acquired company's operations have been included in the consolidated financial statements since April 1, 2016.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Net assets (including cash of $ 2,274)	$1,981
Intangible assets	4,520
Adjustment to deferred revenue	671
Deferred tax liabilities, net	(562)
Goodwill	7,859

Total purchase price	$14,469

In performing the purchase price allocation, management considered, among other factors, analyses of historical financial performance, highest and best use of the acquired assets and estimates of future performance of the acquired company's business.

The fair value of intangible assets was based on market participant approach using an income approach. Intangible assets that are subject to amortization are amortized over their estimated useful lives. For technology, the Company is using the straight-line method and for customer relationships, the Company is using the acceleration method.

The following table sets forth the components of intangible assets associated with the acquisition:

Fair value

Technology	$3,759
Customer relationships	761

Total intangible assets	$4,520

Acquisition related costs for the year ended December 31, 2016 amounted to approximately $270 and were included in general and administrative expenses in the statement of operations.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The amounts of revenue and net earnings of the acquired company since the acquisition date included in the consolidated income statement for the reporting period are:

Year ended December 31,
2016

Revenues	$5,047

Net loss	$(2,667)

Unaudited pro forma condensed results of operations:

The following represents the unaudited pro forma condensed results of operations for the years ended December 31, 2015 and 2016, assuming that the acquisitions of Aimetis occurred on January 1, 2015. The pro forma information is not necessarily indicative of the results of operations that would have actually occurred had the acquisitions been consummated on those dates, nor does it purport to represent the results of operations for future periods.

	Year ended December 31,
	2015	2016
	Unaudited

Revenues	$71,709	$69,956

Net income (loss) attributable to Magal shareholders'	$2,134	$(73)

Basic and diluted income (loss) per share	$0.13	$0.00

c.	2014 Acquisition:

On April 8, 2014, the Company completed the acquisition of all of the outstanding common stock of a U.S.-based fiber optic sensing technology company for $ 4,286 in cash. The acquired company is a provider of advanced solutions for sensing, security and communication. The company provides advanced and cost effective security solutions for military bases, airports, power plants, water treatment facilities, pipelines, secure data networks, and other critical infrastructures and high-value assets.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The acquisition was accounted for by the acquisition method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of the acquired company. The entire goodwill was assigned to the Products segment. The results of the acquired company's operations have been included in the consolidated financial statements since April 8, 2014.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Net assets (including cash of $ 411)	$821
Intangible assets	2,050
Deferred tax assets	474
Deferred tax liabilities	(819)
Goodwill	1,760

Total purchase price	$4,286

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

Unaudited pro forma condensed results of operations:

The following represents the unaudited pro forma condensed results of operations for the year ended December 31, 2014, assuming that the acquisitions of the Fiber Company occurred on January 1, 2013. The pro forma information is not necessarily indicative of the results of operations that would have actually occurred had the acquisitions been consummated on those dates, nor does it purport to represent the results of operations for future periods.

Year ended December 31, 2014
Unaudited

Revenues	$77,999

Net income attributable to Magal shareholders'	$3,156

Basic and diluted income per share	$0.19

d.
During 2014, the Company faced a significant decrease in its legacy Cyber activities. Therefore, the Company concluded that an impairment test for the goodwill and intangible assets attributable to this activity was required during the fourth quarter of 2014. As a result, in the fourth quarter of 2014, the Company recorded a non-cash impairment charge with respect to goodwill and intangible assets as follows: Goodwill – $ 2,114 (see also Note 2k and 7) and Intangible assets – $ 325 (see also Note 2i and 6).

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), followed on a consistent basis.

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining values of goodwill and identifiable intangible assets, revenue recognition, allowances for doubtful debts, inventory write-offs, warranty provision, tax assets and tax positions, legal contingencies, and stock-based compensation costs. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The Company's revenues are generated mainly in NIS, U.S. dollars, Mexican Pesos and Euros. In addition, most of the Parent Company's costs are incurred in NIS. The Company's management believes that the NIS is the primary currency of the economic environment in which the Company operates.

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
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During the years ended December 31, 2014, 2015 and 2016, the Company recorded inventory write-offs in the amounts of $ 379, $ 465 and $ 226, respectively. Such write-offs were included in cost of revenues.

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

%

Patents	10
Technology	12.5-20
Customer relationships	10.3-25
Backlog	100

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During 2014, the Company recorded an impairment charge for intangible assets allocated to the reporting unit within the Cyber security segment in the amount of $ 325, which was recorded as part of the impairment of goodwill and intangible assets in the statements of operations (see Note 6).

During the years ended December 31, 2015 and 2016, the Company did not record any impairment charges relate to its intangible assets.

j.	Impairment of long-lived assets:

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. In 2014, 2015 and 2016, the Company did not record any impairment charges attributable to property and equipment.

During 2014, the Company recorded an impairment charge for intangible assets allocated to the reporting unit within the Cyber security segment in the amount of $ 325 (see Note 2i).

k.	Goodwill:

Goodwill has been recorded as a result of acquisitions and represents excess of the costs over the net fair value of the assets of the businesses acquired.

Goodwill is allocated to three reporting units: one unit within the Products segment and the Cyber security reporting unit and Video reporting unit, both within the Video and Cyber security segment.

The Company follows ASC 350, "Intangibles - Goodwill and Other."

ASC 350 requires goodwill to be tested for impairment, at the reporting unit level.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test. The Company elects to perform an annual impairment test of goodwill as of December 31 of each year, or more frequently if impairment indicators are present.

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

Goodwill annual impairment test for the Products segment:

The material assumptions used for the goodwill annual impairment test for the Products segment, according to the income approach for 2016 were five years of projected net cash flows, a weighted average cost of capital rate of 14% and a long-term growth rate of 3%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

As required by ASC 820, "Fair Value Measurements and Disclosures," the Company applies assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

During the years ended December 31, 2014, 2015 and 2016, the Company did not record any impairment charges relates to the goodwill allocated to the reporting units within the Products segment.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Goodwill annual impairment test for the Cyber security reporting unit within the Video and Cyber security segment:

The material assumptions used for the goodwill annual impairment test for the Cyber security segment, according to the income approach for 2016 were five years of projected net cash flows, a weighted average cost of capital rate of 17% and a long-term growth rate of 3%. The Company considered current market conditions when determining the discount and growth rates to use in its analyses.

As required by ASC 820, "Fair Value Measurements and Disclosures," the Company applies assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

In 2014, the first step which used the DCF approach to measure the fair value of the reporting unit within the Cyber security segment indicated that the carrying amount of such reporting unit, including goodwill, exceeded its fair value. The second step was then conducted in order to measure the amount of impairment loss, by means of a comparison between the implied fair value of the goodwill and the carrying amount of the goodwill. In the second step, the Company assigned the fair value of the reporting unit within the Cyber security segment, as determined in the first step, to the reporting unit's individual assets and liabilities, including intangible assets. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities represented the amount of the implied fair value of goodwill. The carrying amount of the goodwill over its implied fair value represented an impairment loss of goodwill in the amount of $ 2,114 which was recorded as part of the impairment of goodwill and intangible assets in the statements of operations.

During the years ended December 31, 2015 and 2016, the Company did not record any impairment charges relates to the goodwill allocated to the Cyber security reporting unit within the Video and Cyber security segment.

Goodwill annual impairment test for the Video reporting unit within the Video and Cyber security segment:

The material assumptions used for the goodwill annual impairment test for the Video reporting unit, according to the income approach for 2016 were five years of projected net cash flows, a weighted average cost of capital rate of 16% and a long-term growth rate of 3%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

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

During the year ended December 31, 2016, the Company did not record any impairment charges relates to the goodwill allocated to the Video reporting unit within the Video and Cyber security segment.

l.	Business combinations:

The Company accounts for business combinations in accordance with ASC No. 805, "Business Combinations". ASC No. 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in consolidated statements of operations.

Acquisition related costs are expensed in the statement of operations in the period incurred.

m.	Revenue recognition:

The Company generates its revenues mainly from (1) installation of comprehensive security systems for which revenues are generated from long-term fixed price contracts; (2) sales of security products; (3) services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts; and (4) software license fees.

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

Services and maintenance are performed under either fixed-price or time-and-materials based contracts. Under fixed-price contracts, the Company agrees to perform certain work for a fixed price. Under time-and-materials contracts, the Company is reimbursed for labor hours at negotiated hourly billing rates and for materials. Such service contracts are not in the scope of ASC 605-35 and, accordingly, related revenues are recognized in accordance with SAB No. 104, as those services are performed or over the term of the related agreements provided that, an evidence of an arrangement has been obtained, fees are fixed or determinable and collectability is reasonably assured.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company generates revenues from the sales of its software products user licenses as well as from maintenance, support, consulting and training services. The Company grants its products licenses primarily through its distributors, resellers and value added resellers ("VARs"), through its sales representatives and indirectly through original equipment manufacturers ("OEMs"). The end customers, OEMs, distributors, resellers or VARs, as the case may be, are considered to be end users for the purposes of revenue recognition.

The Company accounts for software sales in accordance with ASC 985-605, "Software Revenue Recognition" ("ASC 985-605"). Revenue from license fees and services are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred or the services have been rendered, the fee is fixed or determinable and collectability is probable. The Company usually does not grant a right of return to its customers.

As required by ASC 985-605, the Company determines the value of the software component of its multiple-element arrangements using the residual method when vendor specific objective evidence ("VSOE") of fair value exists for all the undelivered elements of the arrangement. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Maintenance and support agreements provide customers with rights to unspecified software product updates, if and when available. These services grant the customers on line and telephone access to technical support personnel during the term of the service. The Company recognizes maintenance and support services revenues ratably over the term of the agreement, usually one year.

Arrangements for the sale of software products that include consulting and training services are evaluated to determine whether those services are essential to the functionality of other delivered elements of the arrangement. The Company determined that these services are not considered essential to the functionality of other elements of the arrangement. Therefore, the respective revenues from these services are recognized as a separate element of the arrangement.

Service revenues are recognized as the services are performed.

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

During the years ended December 31, 2014, 2015 and 2016, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $ 373, $ 243 and $ 258, respectively.

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

The following assumptions were used in the Binomial option pricing model for the years ended December 31, 2014, 2015 and 2016:

	2014	2015	2016

Dividend yield	0%	0%	0%
Expected volatility	39.34%-44.91%	36.86%-50.05%	27.72%-46.02%
Risk-free interest	0.10%-1.90%	0.24%-2.16%	0.61%-1.59%
Contractual term	4-6 years	4-7 years	5-7 years
Forfeiture rate	10%	10%	10%
Suboptimal exercise multiple	1.5	1.41	1.41

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

The following table provides the detail of the change in the Company's warranty accrual, which is a component of other accrued liabilities on the consolidated balance sheets for the years ended December 31, 2015 and 2016:

	December 31,
	2015	2016

Warranty provision, beginning of year	$1,319	$1,213
Charged to costs and expenses relating to new sales	709	452
Costs of warranties granted	(723)	(456)
Foreign currency translation adjustments	(92)	(12)

Warranty provision, end of year	$1,213	$1,197

q.	Net earnings per share:

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share." Certain of the Company's outstanding stock options have been excluded from the calculation of the diluted earnings per share because such securities are anti-dilutive. The total weighted average number of the Company's ordinary shares related to the outstanding options excluded from the calculations of diluted earnings per share was 871,304 shares, 712,391 shares and 559,250 shares for the years ended December 31, 2014, 2015 and 2016, respectively.

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

Of the Company's cash and cash equivalents and short-term and restricted bank deposits at December 31, 2016, $ 43,430 was invested in major Israeli and U.S. banks, and approximately $ 9,107 was invested in other banks, mainly with the Royal Bank of Canada, BBVA Bankcomer, Deutsche Bank and La Caixa. Cash and cash equivalents in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally these deposits may be redeemed upon demand and therefore, bear low risk.

The short-term and long-term trade receivables of the Company, as well as the unbilled accounts receivable, are primarily derived from sales to large and solid organizations and governmental authorities located mainly in Israel, the U.S., Canada, Mexico and Europe.

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

Changes in the Company's allowance for doubtful accounts during the three years period ended December 31, 2016 are as follows:

	Year ended December 31,
	2014	2015	2016

Balance at the beginning of the year	$809	$1,802	$2,331
Doubtful debt expenses during the year	1,159	749	429
Customers write-offs/collection during the year, net	(17)	(185)	(706)
Exchange rate	(149)	(35)	10

	$1,802	$2,331	$2,064

As of December 31, 2016, the Company has no significant off-balance sheet concentrations of credit risk, such as foreign exchange contracts or foreign hedging arrangements.

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

In the years ended December 31, 2014, 2015 and 2016, the Company recorded tax expenses (income) in connection to uncertainties in income taxes of $ 55, $ 147 and $ (230) respectively.

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

On December 31, 2007, the then Chairman of the Company's Board of Directors, retired from his position. Pursuant to his retirement agreement, the retired Chairman is entitled to receive certain perquisites from the Company for the rest of his life. As of December 31, 2016, the actuarial value of these perquisites is estimated at approximately $ 632. This provision was included as part of accrued severance pay.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance expenses for the years ended December 31, 2014, 2015 and 2016, amounted to approximately $ 1,009, $ 245 and $ 1,126, respectively.

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

(iii)
The carrying amounts of the Company's long-term debt are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. As of December 31, 2016, there was no material difference in the fair value of the Company's long-term borrowing compared to their carrying amount.

v.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2014, 2015 and 2016, were $ 321, $ 122 and $ 219, respectively.

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

As of December 31, 2014, 2015 and 2016, the Company did not have any derivative instruments, measured at fair value on a recurring or nonrecurring basis.

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

The Company has determined that its items of comprehensive income (loss) relate to unrealized gain from foreign currency translation adjustments.

The total accumulated other comprehensive income (loss), net was comprised as follows:

	Year ended December 31,
	2014	2015	2016

Foreign currency translation adjustments	$2,041	$(1,850)	$(1,923)

Total accumulated other comprehensive income (loss)	$2,041	$(1,850)	$(1,923)

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Impact of recently issued accounting standards:

In May 2014, the Financial Accounting Standards Board ("FASB") issued an ASU No. 2014-09 on revenue from contracts with customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance.  The core principle is that an entity should recognize revenue to depict the transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

The guidance determines a five-step model for recognizing revenue from contracts with customers:

1.	Identifying the contract
2.	Identifying performance obligations
3.	Determining the transaction price
4.	Allocating the transaction price to separate performance obligations
5.	Recognizing revenue

The new standard will be effective for the Company beginning January 1, 2018, and adoption as of the original effective date of January 1, 2017 is permitted. The Company will adopt the new standard as of January 1, 2018.

The Company has made progress toward completing its evaluation of the potential changes from adopting this new standard on its financial reporting and disclosures. The Company has evaluated the impact of the standard on majority of its revenue streams and associated contracts. The Company expects to complete the evaluation of the impact of the accounting and disclosure changes on its business processes, controls and systems throughout 2017, design any changes to such business processes, controls and systems, and implement the changes before the end of 2017.

Currently, the Company identified issues related to variable consideration, contract accounting, incremental costs of obtaining a contract that relate to sales commission and allocating contract consideration to performance obligation  for which the adoption of the standard may have an effect on the Company's accounting policy.

The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). The Company currently anticipates adopting the standard using the modified retrospective method rather than full retrospective method.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The FASB has issued, and may issue in the future, interpretive guidance which may cause our evaluation to change. The Company believes they are following an appropriate timeline to allow for proper recognition, presentation and disclosure upon adoption effective the beginning of fiscal year 2018.

The Company continues to assess all potential impacts under the new revenues standard.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which will replace the existing guidance in ASC 840, "Leases." The updated standard aims to increase transparency and comparability among organizations by requiring lessees to recognize lease assets and lease liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. This ASU is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods; early adoption is permitted and modified retrospective application is required. The Company is in the process of evaluating this guidance to determine the impact it will have on its financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, “Compensation-Stock Compensation,” which simplifies several aspects of the accounting for share-based payments, including immediate recognition of all excess tax benefits and deficiencies in the income statement, changing the threshold to qualify for equity classification up to the employees’ maximum statutory tax rates, allowing an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures as they occur, and clarifying the classification on the statement of cash flows for the excess tax benefit and employee taxes paid when an employer withholds shares for tax-withholding purposes. The amendments in this update became effective on January 1, 2017. The Company's adoption of ASU 2016-09 will not have a material impact on its consolidated financial statements. Effective as of January 1, 2017, the Company adopted a change in accounting policy in accordance with ASU 2016-09 to account for forfeitures as they occur. Upon the adoption in the first quarter of 2017, the effect of the adoption on the Company's retained earnings is expected to be immaterial.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The FASB issued ASU 2016-13 “Measurement of Credit Losses on Financial Instruments” requiring an allowance to be recorded for all expected credit losses for financial assets. The allowance for credit losses is based on historical information, current conditions and reasonable and supportable forecasts. Disclosures of credit quality indicators in relation to the amortized cost of financing receivables are further disaggregated by year of origination. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2019 with early adoption permitted for interim and annual periods beginning after December 15, 2018. The amendments will be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The Company is analyzing the impact of this new standard and, at this time, cannot estimate the impact of adoption on its net income. The Company plans to adopt ASU 2016-13 effective January 1, 2020.

In August 2016, FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” This update will make eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. The update is effective for fiscal years beginning after December 15, 2017. The new standard will require adoption on a retrospective basis unless it is impracticable to apply, in which case it would be required to apply the amendments prospectively as of the earliest date practicable. The Company is currently evaluating the effect of this update on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles: Goodwill and Other: Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the amendments eliminate Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, the income tax effects of tax deductible goodwill on the carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable. The amendments also eliminate the requirements for any reporting unit with a zero or negative carrying amount to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the qualitative impairment test is necessary. The amendments should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition. The amendments in this update should be adopted for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted on testing dates after January 1, 2017. The Company is currently evaluating the impact of adopting this new guidance on its consolidated financial statements, but it is not expected to have a material impact.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The amendments in this update provide a more robust framework to use in determining when a set of assets and activities is a business. Because the current definition of a business is interpreted broadly and can be difficult to apply, stakeholders indicated that analyzing transactions is inefficient and costly and that the definition does not permit the use of reasonable judgment. The amendments provide more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable. The amendments in this update become effective for annual periods and interim periods within those annual periods beginning after December 15, 2017. The Company is currently evaluating the impact of adopting this new guidance on its consolidated financial statements, but it is not expected to have a material impact.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2015	2016

Government authorities	$443	$325
Employees	13	25
Prepaid expenses	852	1,087
Advances to suppliers	533	1,050
Others	266	264

	$2,107	$2,751

NOTE 4:-	INVENTORIES

	December 31,
	2015	2016

Raw materials	$1,498	$983
Work in progress	1,607	772
Finished products	4,774	5,063

	$7,879	$6,818

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

a.	Composition:

	December 31,
	2015	2016
Cost:

Land and buildings	$6,574	$6,629
Machinery and equipment	2,566	2,725
Motor vehicles	1,734	1,664
Promotional displays	419	526
Office furniture and equipment	3,455	4,166
Leasehold improvements	521	722

	15,269	16,432
Accumulated depreciation:

Buildings	3,490	3,742
Machinery and equipment	2,045	2,745
Motor vehicles	852	959
Promotional displays	355	382
Office furniture and equipment	2,791	2,784
Leasehold improvements	321	519

	9,854	11,131

Property and equipment, net	$5,415	$5,301

b.	Depreciation expenses amounted to $ 1,184, $ 983 and $ 954 for the years ended December 31, 2014, 2015 and 2016, respectively.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	INTANGIBLE ASSETS, NET

a.	Composition:

	December 31,
	2015	2016
Cost:

Know-how and patents	$4,076	$4,175
Technology	1,789	5,444
Customer relationships	686	1,425
Backlog	708	712

	7,259	11,756
Accumulated amortization:

Know-how and patents	4,002	4,125
Technology	762	1,337
Customer relationships	475	649
Backlog	707	712

	5,946	6,823

Intangible assets , net	$1,313	$4,933

b.
Amortization expenses related to intangible assets, not including the impairment of technology and customer relationships amounted to $ 783, $ 520 and $ 786 for the years ended December 31, 2014, 2015 and 2016, respectively.

c.	Estimated amortization of intangible assets for the years ended:

December 31,

2017	$890
2018	864
2019	808
2020	775
2021 and thereafter	1,596

$4,933

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	GOODWILL

Goodwill relates to Products segment and Video and Cyber security segment.

Changes in the carrying amount of goodwill for the years ended December 31, 2015 and 2016 are as follows:

	Products	Video and Cyber security	Total

As of January 1, 2015	$3,552	$944	$4,496

Foreign currency translation adjustments	(242)	(4)	(246)

As of December 31, 2015	3,310	940	4,250

Acquisition of Aimetis	-	7,859	7,859
Foreign currency translation adjustments	(5)	(254)	(259)

As of December 31, 2016	$3,305	$8,545	$11,850

NOTE 8:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2015	2016

Employees and payroll accruals	$3,212	$3,167
Accrued expenses	4,949	5,691
Deferred revenues	487	1,273
Government authorities	51	103
Income tax payable and tax provision	1,822	1,150
Others	227	262

	$10,748	$11,646

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments to the Innovation Authority (formerly the Office of the Chief Scientist) of the Israeli Ministry of Economy, or Innovation Authority:

Under the research and development agreements between the Company and the Innovation Authority and the Company's Israeli subsidiary and the Innovation Authority and pursuant to applicable laws, the Company and its Israeli subsidiary are required to pay royalties at the rate of 3.5% of revenues derived from sales of products developed with funds provided by the Innovation Authority and ancillary services, up to an amount equal to 100% of the Innovation Authority research and development grants received, linked to the U.S. dollars plus interest on the unpaid amount received based on the 12-month LIBOR rate applicable to U.S. dollar deposits. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. During 2014 and 2015, the Company's Israeli subsidiary received grants amounted to $ 118 and $ 134, respectively, from the Innovation Authority. Following the cancelation of 2015 project, the Company's Israeli subsidiary returned the $ 134 advance grant received in 2015. The Company did not receive any grants from the Innovation Authority in 2016.

Royalties paid to the Innovation Authority amounted to $ 83, $ 42 and $ 17 for the years ended December 31, 2014, 2015 and 2016, respectively, which were recorded in cost of revenues. As of December 31, 2016, the Company and its Israeli subsidiary had remaining contingent obligations to pay royalties in the amount of approximately $ 1,764.

b.	Royalty commitments to a third party:

During 2002, the Company entered into a development agreement for planning, developing and manufacturing a security system with a third party. Under the agreement, the Company agreed to pay the third party royalty fees based on a defined formula. As of December 31, 2016, royalty commitments under the agreement amounted to $ 55.

c.	Lease commitments:

The Company rents certain of its facilities and some of its motor vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2029.

Future minimum lease payments under non-cancelable operating lease agreements are as follows:

2017	$867
2018	483
2019	323
2020	206
2021	180
2022 and there after	1,080

$3,139

Total rent expenses for the years ended December 31, 2014, 2015 and 2016 were approximately $ 1,135, $ 1,176 and $ 1,121, respectively.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	Guarantees:

As of December 31, 2016 and 2015, the Company had credit lines of approximately $ 17,744 and $ 22,829, out of which $ 3,333 and $ 5,744 were utilized for bank performance guarantees and advance payment guarantees and bid bond guarantees from several banks, mainly in Israel and Canada.

e.
The Company's Canadian subsidiary has undertaken to maintain a general covenant and the following financial ratio and term in respect of its outstanding credit lines: a ratio of total liabilities to tangible net worth of not greater than 0.75:1. As of December 31, 2016, the Company's Canadian subsidiary was in compliance with the ratio and term.

f.	Restricted deposits:

As of December 31, 2016 the Company’s restricted deposits relate mainly to the acquisition of Aimetis and to several projects in order to guarantee the Company's performance under those projects.

g.	Legal proceedings:

1.
On January 11, 2017, the Company was requested by one of its foreign customers to settle an alleged debt following a post clearance audit performed by the customer's local revenue authority in relation to the customer's operations. The Company received the post clearance audit findings in March 2017 and believes that the local revenue authority's findings, as well as the customer’s request are erroneous. Based on the preliminary review by the internal legal counsel, management believes that this matter will not have a material adverse effect on the Company's financial position or results of operations.

2.
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

b.	Issued and outstanding share capital: 16,398,872 Ordinary shares at December 31, 2015 and 22,894,348 Ordinary shares at December 31, 2016.

On September 30, 2016, the Parent Company completed a rights offering of 6,170,386 of the Company's Ordinary shares at a price per share of $ 3.86 and received approximately $ 23,617, net in consideration of the sale. Total expenses related to the rights offering were approximately $201.

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

On June 23, 2010, the Company's Annual General Meeting approved the Company's 2010 Israeli Share Option Plan, or the 2010 Plan, which authorizes the grant of options to employees, officers, directors and consultants of the Company and its subsidiaries.  The ordinary shares that remain available for futures option grants under the 2003 Plan as of the date of the adoption of the 2010 Plan and any ordinary shares that become available in the future under the 2003 Plan as a result of expiration, cancellation or relinquishment of any option currently outstanding under the 2003 Plan will be rolled over to the 2010 Plan.  No additional options will be granted under the 2003 Plan. In June 2013, the Company's shareholders approved an increase to the number of ordinary shares available for issuance under the 2010 Plan by an additional 500,000 shares. The 2010 Plan has a term of ten years.

As of December 31, 2016, 621,859 Ordinary shares were available for future option grants.

A summary of employee option activity under the Company's stock option plans as of December 31, 2016 and changes during the year ended December 31, 2016 are as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual life (in months)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2016	875,250	4.45	40	59
Granted	201,000	4.97	63.9	19
Exercised	(325,090)	4.27
Forfeited	(158,584)	4.92

Outstanding at December 31, 2016	592,576	4.6	52.1	277

Vested and expected to vest at December 31, 2016	546,576	4.58	51.4	239

Exercisable at December 31, 2016	58,576	4.05	9.83	60

The weighted-average grant-date fair value of options granted during the years ended December 31, 2014, 2015 and 2016 were $ 0.65, $ 1.56 and $ 1.53, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2016 and the exercise price, multiplied by the number of in-the-money options). This amount changes, based on the fair market value of the Company's stock. The total intrinsic value of options exercised for the years ended December 31, 2014, 2015 and 2016 were approximately $198, $162 and $ 300. As of December 31, 2016, there was approximately $ 460 of unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans. This cost is expected to be recognized over a period of up to 3.75 years.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2016 are follows:

Number of options outstanding as of December 31, 2016	Exercise price	Weighted average remaining contractual life	Number of options exercisable as of December 31, 2016
		(In months)

27,500	4.35	1.94	27,500
20,000	3.53	11.01	20,000
20,076	4.25	37.07	11,076
150,000	4.96	50.47	-
24,000	4.40	53.23	-
174,000	4.15	55.87	-
138,000	5.00	62.89	-
39,000	4.86	67.94	-

592,576		52.1	58,576

e.	Warrants:

On January 2013, as part of the acquisition of CyberSeal, the Company issued to CyberSeal's former owners warrants to purchase 898,203 of the Company's Ordinary shares at an exercise price of $ 4.16 per share. 50% of the warrants became exercisable on December 31, 2013 and will expire on December 30, 2018. The remaining 50% became exercisable on December 31, 2014 and will expire on December 30, 2019. The $ 1,500 fair value of the warrants was calculated using the Binominal model. The Company recognized the $ 1,500 as part of its additional paid-in capital. The Company granted registration rights to the recipients of the warrants.

e.	Dividends:

Dividends, if any, will be declared and paid in U.S. dollars. Dividends paid to shareholders in Israel will be converted into NIS on the basis of the exchange rate prevailing at the date of payment. The Company has determined that it will not distribute dividends out of tax-exempt profits.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2014	2015	2016
Numerator:
Income (loss) attributable to Magal shareholders'	$3,410	$3,141	$1,029

Denominator:
Denominator for basic net earnings (loss) per share weighted-average number of shares outstanding	16,186,148	16,347,948	17,999,779
Effect of diluting securities:
Employee stock options	151,908	62,763	31,654

Denominator for diluted net earnings (loss) per share - adjusted weighted average shares and assumed exercises	16,338,056	16, 410,711	18,031,433

NOTE 12:-	TAXES ON INCOME

a.	Tax laws applicable to the Group companies:

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

Tax benefits and reduced tax rates:

Following the enactment of Amendment No. 60 to the Law, subsequent to April 1, 2005, the income qualifying for tax benefits under the tax benefits track is the taxable income of a company that has met certain conditions as determined by the Law ("a beneficiary company"), and which is derived from an industrial enterprise. In respect of plant expansions executed following Amendment No. 60 to the Law, the benefit period starts at the later of the year elected and the first year the Company earns taxable income provided that 12 years have not passed since the beginning of the year of election.

In March 2007, the Company received a pre-ruling from the Israeli Tax Authority for its request for a Beneficiary Enterprise for the elected tax year 2005 ("the 2005 program"), regarding eligibility for benefits under the Amendment. The Company did not obtained any tax benefits from this program. The benefit period of this program terminated on December 31, 2016.

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

After the termination of the benefit period of the 2005 program, the Company will apply the Amendment effective from the 2017 tax year.

The Company's Israeli subsidiary applied the Amendment effective from the 2011 tax year.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 71):

On August 5, 2013, the "Knesset" issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 which consists of Amendment 71 to the Law for the Encouragement of Capital Investments ("the Amendment"). According to the Amendment, the tax rate on preferred income form a preferred enterprise in 2014 and thereafter will be 16% (in development area A - 9%). As for changes in tax rates resulting from the enactment of Amendment 73 to the Law, see below.

The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise's earnings as above will be subject to tax at a rate of 20%.

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 73):

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments ("the Amendment") was published. According to the Amendment, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

The Amendment also prescribes special tax tracks for technological enterprises, which are subject to rules that are to be issued by the Minister of Finance by March 31, 2017.

The new tax tracks under the Amendment are as follows:

Technological preferred enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).

Any dividends distributed to "foreign companies", as defined in the Law, deriving from income from the technological enterprises will be subject to tax at a rate of 4%.

Since as of December 31, 2016 definitive criteria to determine the tax benefits had not yet been established, it cannot be concluded that the legislation in respect of technological enterprises had been enacted or substantively enacted as of that date. Accordingly, the above changes in the tax rates relating to technological enterprises were not taken into account in the computation of deferred taxes as of December 31, 2016

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

b.	Tax rates applicable to the Group:

1.	The Israeli regular corporate tax rate for Israeli companies was 26.5% in 2014 and 2015 and 25% in 2016.

In January 2016, the Law for Amending the Income Tax Ordinance (No. 216) (Reduction of Corporate Tax Rate), 2016 was approved, which includes a reduction of the corporate tax rate from 26.5% to 25%, effective from January 1, 2016.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

In August 2013, the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 ("the Budget Law") was enacted. The Law includes, among others, provisions for the taxation of revaluation gains effective from August 1, 2013. The provisions regarding revaluation gains will become effective only after the publication of regulations defining what should be considered as "retained earnings not subject to corporate tax" and regulations that set forth provisions for avoiding double taxation of foreign assets. As of the date of approval of these financial statements, these regulations have not been published.

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

Final tax assessments:

The Company received final tax assessments through the 2014 tax year. The Company's Israeli subsidiary received final tax assessments through the 2012 tax year. The subsidiary in Latin America received final tax assessments for 2010 and 2011 tax years.

The remaining subsidiaries have not received final tax assessments since their incorporation, however, the assessments of these subsidiaries are deemed final through the range between 2007-2011 tax years.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

e.	Reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory rate, and the actual tax expense, is as follows:

	Year ended December 31,
	2014	2015	2016

Income before taxes as reported in the statements of operations	$3,402	$5,031	$904

Tax rate	26.5%	26.5%	25%

Theoretical tax	$902	$1,333	$226

Increase (decrease) in taxes:

Non-deductible items	746	211	249
Losses and other items for which a valuation allowance was provided	939	579	977
Realization of carryforward tax losses for which valuation allowance was provided	(2,382)	(587)	(541)
Changes in valuation allowance	(1,034)	(567)	(1,602)
Tax rate differences in subsidiaries	571	276	236
Provision for uncertain tax positions	55	147	(230)
Taxes in respect of prior years	-	7	79
Tax withheld against which valuation allowance was provided this year	391	671	602
Investment tax credit	(160)	(158)	(220)
Other	54	11	102

Taxes on income (tax benefit) in the statements of operations	$82	$1,923	$(122)

f.	Taxes on income (tax benefit) included in the statements of operations:

	Year ended December 31,
	2014	2015	2016

Current	$1,024	$1,979	$1,485
Deferred	(942)	(56)	(1,607)

	$82	$1,923	$(122)

Domestic	$295	$966	$407
Foreign	(213)	957	(529)

	$82	$1,923	$(122)

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2015	2016
Deferred tax assets:
Operating loss carry forwards	$6,178	$4,781
Reserves and tax allowances	2,646	2,936

Total deferred taxes before valuation allowance	8,824	7,717
Valuation allowance	(7,276)	(5,603)

Deferred tax assets, net:	1,548	2,114

Deferred tax liabilities:	666	167

Net deferred tax assets	$882	$1,947

Foreign	$882	$1,947

h.	The domestic and foreign components of income (loss) before taxes are as follows:

	Year ended December 31,
	2014	2015	2016

Domestic	$(923)	$(1,484)	$(1,482)
Foreign	4,325	6,515	2,386

	$3,402	$5,031	$904

i.	Net operating carry forward tax losses:

The Company has estimated total available carry forward tax losses of $ 3,603 to offset against future taxable income. As of December 31, 2016, the Company recorded a full valuation allowance on these carry forward tax losses due to the uncertainty of their future realization. There is no time limitation for the realization of such tax losses.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

The Parent Company's subsidiaries have estimated total available carry forward tax losses of $ 14,330, which may be used to offset against future taxable income, for periods ranging between 1 to 20 years. As of December 31, 2016, the Parent Company recorded a partial valuation allowance for its subsidiaries' carry forward tax losses due to the uncertainty of their future realization.

Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

j.	Uncertain tax positions:

As of December 31, 2015 and 2016 balances in respect to ASC 740, "Income Taxes" amounted to $ 893 and $ 663, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax positions is as follows:

	December 31,
	2015	2016

Balance at the beginning of the year	$758	$893

Additions based on tax positions taken related to the current year	293	45
Reductions related to settlement of tax matters and limitation	(146)	(275)
Foreign currency translation adjustments	(12)	-

Balance at the end of the year	$893	$663

Substantially all the balance of unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate

NOTE 13:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company compensates its Executive Chairman of the Board for services provided to the Company commencing October 1, 2014.

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

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SEGMENT INFORMATION

The Company adopted ASC 280, "Segment Reporting." As of December 31, 2016, the Company operates in three operational segments, as follows:

•
Perimeter Products segment (Products) - sales of perimeter products, including services and maintenance that are performed either on a fixed-price basis or pursuant to time-and-materials based contracts, and

•	Turnkey Projects segment (Projects) - installation of comprehensive turnkey solutions for which revenues are generated from long-term fixed price contracts, and

•
Video and Cyber security segment - provides software and hardware products, in the field of Video management and Cyber security, for monitoring, securing, and the active management of network video systems, video analytics, as well as wired, wireless, and fiber optic communication networks. Prior to 2016 this segment consisted of one reporting unit, the Cyber security unit.

a.	The following data present the revenues, expenditures, assets and other operating data of the Company's operating segments:

	Year ended December 31, 2014
	Products	Projects	Cyber security	Eliminations	Total

Revenues	$37,554	$39,198	$1,329	$(538)	$77,543

Depreciation and amortization	$1,006	$641	$320	$-	$1,967

Impairment of goodwill and intangible assets	$-	$-	$2,439	$-	$2,439

Operating income (loss), before financial expenses and taxes on income	$6,770	$(148)	$(4,995)	$(204)	$1,423
Financial income, net					(1,979)
Taxes on income					82

Net income					$3,320

	Year ended December 31, 2015
	Products	Projects	Cyber security	Eliminations	Total

Revenues	$30,761	$34,128	$1,596	$(2,749)	$63,736

Depreciation and amortization	$787	$602	$114	$-	$1,503

Operating income (loss), before financial expenses and taxes on income	$6,023	$1,095	$(1,684)	$(1,045)	$4,389
Financial income, net					(642)
Taxes on income					1,923

Net income					$3,108

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SEGMENT INFORMATION (Cont.)

	Year ended December 31, 2016
	Products	Projects	Video and Cyber security	Eliminations	Total

Revenues	$32,372	$31,823	$5,626	$(1,996)	$67,825

Depreciation and amortization	$632	$512	$596	$-	$1,740

Operating income (loss), before financial expenses and taxes on income	$5,799	$(163)	$(3,383)	$(758)	$1,495
Financial expenses, net					(591)
Tax benefits, net					122

Net income					$1,026

	Year ended December 31, 2015
	Products	Projects	Cyber security	Total

Total long-lived assets	$6,641	$3,360	$977	$10,978

	Year ended December 31, 2016
	Products	Projects	Video and Cyber security	Total

Total long-lived assets	$6,346	$3,198	$12,540	$22,084

Long-live assets includes property and equipment, net, intangible assets, net and goodwill.

b.	Major customer data (percentage of total revenues):

	Year ended December 31,
	2014	2015	2016

Customer A	14.8%	13.3%	8.6
Customer B	6.4%	18.1%	11.9%

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SEGMENT INFORMATION (Cont.)

c.	Geographical information:

The following is a summary of revenues within geographic areas based on end customer's location and long-lived assets:

1.          Revenues:

	Year ended December 31,
	2014	2015	2016

Israel	$16,525	$12,406	$8,727
Europe	9,591	7,891	8,330
North America	21,165	17,749	23,467
South and Latin America	8,813	13,443	10,364
Africa	12,393	6,611	7,585
Others	9,056	5,636	9,352

	$77,543	$63,736	$67,825

2.          Long-lived assets:

	December 31,
	2015	2016

Israel	$3,889	$3,554
Europe	900	923
USA	3,073	2,860
Canada	2,387	14,081
Others	729	666

	$10,978	$22,084

Long-live assets includes property and equipment, net, intangible assets, net and goodwill.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SELECTED STATEMENTS OF INCOME DATA

Financial expenses:

	Year ended December 31,
	2014	2015	2016

Financial expenses:

Interest on short-term and long-term bank credit and bank charges and long-term debt	$(493)	$(381)	$(299)
Foreign exchange loss, net	-	-	(595)

	(493)	(381)	(894)
Financial income:

Interest on short-term and long-term bank deposits	141	54	303
Foreign exchange gains, net	2,331	969	-

	2,472	1,023	303

Financial income (expenses), net	$1,979	$642	$(591)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to annual report on its behalf.

MAGAL SECURITY SYSTEMS LTD.

By:	/s/ Saar Koursh
Name: Saar Koursh
Title: Chief Executive Officer

Date: March 29, 2017