Form 20-F
period 2017-12-31
MAGAL SECURITY SYSTEMS LTD
filed 2018-03-28
CIK 896494

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
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

Ordinary Shares, par value NIS 1.0 per share …….…23,032,448
(as of December 31, 2017)

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "accelerated filer," "large accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

Yes ☐ No ☒

This Annual Report on Form 20-F is incorporated by reference into the Registrant’s Registration Statements on Form S-8, File Nos. 333-127340, 333-164696, 333-174127 and 333-190469, and Form F-3 File No. (333-217063)

INTRODUCTION

Magal Security Systems Ltd. is a leading international provider of solutions and products for physical and video security solutions, as well as site management. Over more than 45 years, we have delivered our products as well as tailor-made security solutions and turnkey projects to customers in over 100 countries under some of the most challenging conditions. We offer comprehensive integrated solutions for critical sites, which leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Based on our multi-decade industry experience and interaction with customers, we have developed a unique set of solutions and products, optimized for perimeter, outdoor and general security applications. Our broad portfolio of critical infrastructure protection and site protection technologies includes a variety of smart barriers and fences, fence mounted sensors, virtual gates, buried and concealed detection systems and sophisticated sensors for sub-surface intrusion such as to secure pipelines, as well as advanced video analytics software and video management systems. Our turnkey solutions are typically integrated and managed by sophisticated modular command and control software, supported by expert systems for real-time decision support. We have successfully installed customized solutions and products in more than 100 countries worldwide. Our ordinary shares are traded on the NASDAQ Global Market under the symbol “MAGS.”  Our website is www.magalsecurity.com.  The information on our website is not incorporated by reference into this annual report.  As used in this annual report, the terms “we,” “us,” “our,” and “Magal S3” mean Magal Security Systems Ltd. and its subsidiaries, unless otherwise indicated.

AIMETIS, AIMETIS SYMPHONY, FIBERPATROL, FLARE, FLEXPI, FLEXPS, FLEXZONE, GUIDAR, INTELLI-FIELD, OMNITRAX, PANTHER, PINPOINTER, REPELS, SENNET, SENSTAR, SENSTAR & DESIGN, SENTIENT, ULTRAWAVE DESIGN, XFIELD, MAGAL, DTR, FORTIS, MAESTRO DB, FENSOR, and ROBOGUARD, are registered trademarks. ARMOURFLEX, CYBERSEAL, ENTERPRISE MANAGER, GALLIUM PDS, INTELLI-FLEX, INTELLIFIBER, LM100, the MAGAL logo, NETWORK MANAGER, RUBIDIUM, STARLED, STARNET, SYMPHONY, TUNGSTEN, VANADIUM  and all other marks used to identify particular products and services associated with our businesses are unregistered trademarks.  Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  All references in this annual report to “dollars” or “$” are to U.S. dollars, all references to “NIS” are to New Israeli Shekels and all references to “CAD” are to Canadian dollars.  The representative exchange rate between the NIS and the dollar as published by the Bank of Israel and effective on December 31, 2017 was NIS 3.4670 per $1.00.

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

A.            Selected Consolidated Financial Data.

The following selected consolidated financial data for and as of the five years ended December 31, 2017 are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP.  We have derived the following selected consolidated financial data as of December 31, 2016 and 2017 and for each of the years ended December 31, 2015, 2016 and 2017 from our consolidated financial statements set forth elsewhere in this annual report that have been prepared in accordance with U.S. GAAP.  We have derived the following selected consolidated financial data as of December 31, 2013, 2014 and 2015 and for each of the years ended December 31, 2013 and 2014 from our audited consolidated financial statements not included in this annual report.  The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5.  “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

	2013	2014	2015	2016	2017

Revenues	$51,517	$77,543	$63,736	$67,825	$64,292
Cost of revenues	31,059	43,049	32,722	34,570	32,967
Gross profit	20,458	34,494	31,014	33,255	31,325
Operating expenses:
Research and development, net	4,409	4,604	4,814	6,779	6,558
Selling and marketing	12,781	17,130	14,785	17,536	18,158
General and administrative	7,787	8,898	7,026	7,445	7,853
Impairment of goodwill and other intangible assets	-	2,439	-	-	-
Total operating expenses	24,977	33,071	26,625	31,760	32,569
Operating income (loss)	(4,519)	1,423	4,389	1,495	(1,244)
Financial income (expenses), net	59	1,979	642	(591)	(3,961)
Income (loss) before income taxes	(4,460)	3,402	5,031	904	(5,205)
Taxes on income (tax benefit)	69	82	1,923	(122)	1,695
Net income (loss)	$(4,529)	$3,320	$3,108	$1,026	$(6,900)
Less: net income (loss) attributable to non-controlling interest	(66)	(90)	(33)	(3)	14
Net income (loss) attributable to Magal’s shareholders	$(4,463)	$3,410	$3,141	$1,029	$(6,914)
Basic and diluted net earnings (loss) per share	$(0.28)	$0.21	$0.19	$0.06	$(0.30)

Weighted average number of ordinary shares used in computing basic net earnings per share	16,138,944	16,186,148	16,347,948	17,999,779	22,989,009
Weighted average number of ordinary shares used in computing diluted net earnings per share	16,138,944	16,338,056	16,410,711	18,031,433	22,989,009

	2013	2014	2015	2016	2017
Consolidated Balance Sheets Data:
Cash and cash equivalents	$32,235	$21,602	$27,319	$19,692	$22,463
Short and long-term deposits and restricted deposits	12,283	10,979	3,977	32,971	30,022
Working capital	46,922	45,805	43,996	58,752	59,401
Total assets	87,787	83,759	74,996	105,993	112,545
Short‑term bank credit (including current maturities of long-term loans)	6,270	3,071	-	-	-
Long‑term bank loans	1,912	1,406	-	-	-
Total shareholders’ equity	57,540	55,957	55,695	81,918	82,949

B.            Capitalization and Indebtedness.

Not applicable.

C.            Reasons for the Offer and Use of Proceeds.

Not applicable.

D.            Risk Factors.

Investing in our ordinary shares involves a high degree of risk and uncertainty.  You should carefully consider the risks and uncertainties described below before investing in our ordinary shares.  If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be harmed.  In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment. Risks Related to Our Business

We have incurred losses in 2017 and we may not be able to regain and sustain profitable operations.  We may not have sufficient resources to fund our operations in the future.

We reported an operating loss of $1.2 million and a net loss of $6.9 million in the year ended December 31, 2017.  We may not be able to regain and sustain profitable operations in the future.  If we do not generate sufficient cash from operations, we will be required to obtain financing or reduce our level of expenditure or cash balance.  Such financing may not be available in the future, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be materially and adversely affected.

We depend on large orders from a relatively small number of customers for a substantial portion of our revenues.  The loss of one or more of our key customers could result in a loss of a significant amount of our revenues.

Historically, a relatively small number of customers account for a significant percentage of our revenues.   The Israeli Ministry of Defense, or the MOD, and the Israeli Defense Forces, or the IDF accounted for 13.3%, 8.6% and 10.2% of our revenues in the years ended December 31, 2015, 2016 and 2017, respectively. In addition, revenues from a national electricity company in Latin America accounted for 18.1%, 11.9% and 14.6% of our revenues in the years ended December 31, 2015, 2016 and 2017, respectively. The MOD, the IDF or any of our other major continuing customers may not maintain their volume of business with us or, if such volume is reduced, other customers generating similar revenues may not replace the lost business. Our inability to replace business from large contracts will adversely affect our financial results.  Any unanticipated delays in a large project, changes in customer requirements or priorities during the project implementation period, or a customer’s decision to cancel a project, may adversely impact our operating results and financial performance. Our programs may also be affected in the future if there is a reduction in Israeli government defense spending for our programs or a change in priorities to purchase products other than ours.  Accordingly, changes in government contracting policies, budgetary constraints and delays or changes in the appropriations process could have an adverse effect on our business, financial condition and results of operations.

Our operating results may fluctuate from quarter to quarter and year to year.

Our sales and operating results may vary significantly from quarter to quarter and from year to year in the future.  Our operating results are characterized by a seasonal pattern, with a higher volume of revenues towards the end of the year and lower revenues in the first part of the year.  In addition, our operating results are affected by a number of factors, many of which are beyond our control.  Factors contributing to these fluctuations include the following:

•	changes in customers’ or potential customers’ budgets as a result of, among other things, government funding and procurement policies;

•	changes in demand for our existing products and services;

•	our long and variable sales cycle;

•	our ability to maintain sales volumes at a level sufficient to cover fixed manufacturing and operating costs;

•	the timing of the introduction and market acceptance of new products, product enhancements and new applications.

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

We may be unable to successfully integrate our recent acquisitions to fully realize targeted synergies, revenues and other expected benefits of the acquisitions. We expect to make additional acquisitions in the future that could disrupt our operations and harm our operating results.

In February 2018, we signed an agreement to acquire a 55% controlling interest in ECS BAZ Ltd., an Israeli-based company, focused on the development and manufacturing of military-grade smart Security Video Observation and Surveillance systems. The closing of the acquisition is subject to customary closing conditions and is scheduled to be completed in the second quarter of 2018.

In April 2016, Senstar, our fully owned Canadian subsidiary, acquired Aimetis, a Canadian-based company, which specializes in advanced video analytics software and intelligent IP video management software (VMS). In July 2017, we amalgamated our two Canadian subsidiaries. Following the amalgamation, the company maintained the name Senstar Corporation. We also made acquisitions in 2014 and 2013.

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

Mergers and acquisitions of companies are inherently risky and subject to many factors outside of our control and no assurance can be given that our future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition.  In the future, we may seek to acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to expand our business. Failure to manage and successfully integrate such acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products technologies and professional services to a failure to do so.  Even when an acquired company has previously developed and marketed products, there can be no assurance that new product enhancements will be made in a timely manner or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products. If we acquire other businesses, we may face difficulties, including:

•	Difficulties in integrating the operations, systems, technologies, products, and personnel of the acquired businesses or enterprises;

•	Diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from acquisitions;

•	Integrating financial forecasting and controls, procedures and reporting cycles;

•	Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

•	Insufficient revenue to offset increased expenses associated with acquisitions; and

•	The potential loss of key employees, customers, distributors, vendors and other business partners of the companies we acquire following and continuing after announcement of acquisition plans.

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

During periods of slowing economic activity, our customers may reduce their demand for our products, technology and professional services, which would reduce our sales, and our business, operating results and financial condition may be adversely affected. The global and domestic economies continue to face a number of economic challenges, including threatened sovereign defaults, credit downgrades, restricted credit for businesses and consumers and potentially falling demand for a variety of products and services. These developments, or the perception that any of them could occur, could result in longer sales cycles, slower adoption of new technologies and increased price competition for our products and services. We could also be exposed to credit risk and payment delinquencies on our accounts receivable, which are not covered by collateral.

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

Our products require sophisticated research and development, marketing and sales and technical customer support.  Our success depends on our ability to attract, train and retain qualified research and development, marketing and sales and technical customer support personnel.  Competition for personnel in all of these areas is intense and we may not be able to hire adequate personnel to achieve our goals or support the anticipated growth in our business. Competition may be amplified by evolving restrictions on immigration, travel, or availability of visas for skilled technology workers.  If we fail to attract and retain qualified personnel, our business, operations and product development efforts would suffer.

Our financial results may be significantly affected by currency fluctuations.

Most of our sales are made in North America, Latin America, Africa, Israel and Europe.  Our revenues are primarily denominated in Dollars, NIS, Mexican Pesos and Euros, while a portion of our expenses, primarily labor expenses, is incurred in NIS and Canadian Dollars.  Additionally, certain assets, especially trade receivables, as well as part of our liabilities are denominated in NIS.  As a result, fluctuations in rates of exchange between the dollar and non-dollar currencies may affect our operating results and financial condition.  The dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the dollar.  In addition, the value of our non-dollar revenues could be adversely affected by the depreciation of the dollar against such currencies. Our financial expenses may also be adversely affected by the depreciation of a currency in which we maintain our monetary assets.  Foreign currency fluctuations had a positive impact on our results of operations and we recorded foreign exchange income, net of $1 million, in the year ended December 31 2015. Foreign currency fluctuations had a negative impact on our results of operations and we recorded foreign exchange loss, net of $0.6 million and $4 million, in the years ended December 31, 2016 and 2017 respectively. We may incur exchange losses in the future. Our results of operations may continue to be materially affected by currency fluctuations in the future.

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

A large portion of our sales is to markets outside of Israel.  For the years ended December 31, 2015, 2016 and 2017 approximately 80.5%, 87.1% and 85.1%, respectively, of our revenues were derived from sales to markets outside of Israel.  A key component of our strategy is to continue to expand in such international markets.  Our international sales efforts are affected by costs associated with the shipping of our products and risks inherent in doing business in international markets, including:

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

In the United States, the new Trump Administration has adopted substantial changes to fiscal, tax and trade policies that may adversely affect our business. We cannot predict the impact, if any, of these changes to our business. However, it is possible that these changes could adversely affect our business.

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

Our success and ability to compete depend in large part upon protecting our proprietary technology.  We have 24 patents and have 7 patent applications pending.  We also rely on a combination of trade secret and copyright law and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology.  It is our policy to protect our proprietary rights in our products and operations through contractual obligations, including confidentiality and non-disclosure agreements with certain employees, distributors and agents, suppliers and subcontractors.  These measures may not be adequate to protect our technology from third-party infringement, and our competitors may independently develop technologies that are substantially equivalent or superior to ours.  Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws.

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

Despite our regular quality assurance testing, the development, enhancement and implementation of our complex systems entail substantial risks of product defects or failures.  Undetected errors or “bugs” may be found in existing or new products, resulting in delays, loss of revenues, warranty expense, loss of market share, failure to achieve market acceptance, adverse publicity, product returns, loss of competitive position or claims against us by customers. Any such problems could be costly to remedy and could cause interruptions, delays, or cessation of our product sales, which could cause us to lose existing or prospective customers and could negatively affect our results of operations.  Moreover, the complexities involved in implementing our systems entail additional risks of performance failures.  We may encounter substantial difficulties due to such complexities which could have a material adverse effect upon our business, financial condition and results of operations.

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

We currently benefit from grants and tax benefits under Israeli government programs, which require us to meet specified conditions, including, but not limited to, making specified investments from our equity in fixed assets and paying royalties with respect to grants received.  In addition, some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel.  We also benefit from tax credits pursuant to the Scientific Research and Experimental Development Tax incentive Program in Canada, and from research grant programs such as the “Industrial Research Assistance Program” (IRAP).

If we fail to comply with the conditions imposed by the Israeli law or the Canadian tax program in the future, the benefits we receive could be cancelled and we could be required to refund any payments previously received under these programs, including any accrued interest, or pay increased taxes or royalties.  Canadian research grant programs are dependent on the Government’s continued commitment to support R&D, on availability of funding, and may be more difficult to realize or may not be available in the future.  Such a result would adversely affect our results of operations and financial condition.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources.  Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting in connection with the filing of the annual report on Form 20-F for each fiscal year.  We may identify material weaknesses or significant deficiencies in our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in material misstatements in our financial statements.  Any such failure could also adversely affect the results of our management’s evaluations and annual auditor reports regarding the effectiveness of our internal control over financial reporting.  We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2017, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Regulations that impose disclosure requirements regarding the use of “conflict” minerals in our products may result in additional cost and expense and could result in other significant adverse effects.

We are subject to the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, that will require us to perform due diligence, disclose and report whether our products contain conflict minerals. The Trump administration has indicated that the Dodd-Frank Act will be under further scrutiny and some of the provisions of the Dodd-Frank Act may be revised, repealed or amended. In April 2017, the SEC announced that it was suspending enforcement of portions of the conflict minerals regulations enacted under the Dodd-Frank Act following a ruling by the U.S. Court of Appeals for the District of Columbia Circuit. The implementation of these requirements and any changes effected by the Trump administration could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our products. In addition, we will likely incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used in or necessary to the production of our products and, if applicable, potential changes to our products, processes or sources of supply as a consequence of such verification activities. It is also possible that we may face reputational harm if we determine that certain of our products contain minerals not determined to be conflict-free or if we are unable to alter our products, processes or sources of supply to avoid use of such materials. Furthermore, we may encounter challenges in satisfying those customers that require that all of the components of our products be certified as conflict free, and if we cannot satisfy these customers, they may choose a competitor’s products.

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

The FIMI Partnerships owned approximately 42.8% of our outstanding ordinary shares as of March 26, 2018. For as long as FIMI has a controlling interest in our company, it will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Because the interests of FIMI may differ from the interests of our other shareholders, actions taken by FIMI with respect to us may not be favorable to our other shareholders.

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

U.S. holders of our ordinary shares may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company” or PFIC.  Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” If we are treated as a PFIC, U.S. Holders of shares (or rights) would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ordinary shares (or rights). In particular, any dividends paid by us, if any, would not be treated as “qualified dividend income” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.  We believe that we were not a PFIC for the taxable year of 2017.  However, since PFIC status depends upon the composition of our income and the market value of our assets from time to time, there can be no assurance that we will not become a PFIC in any future taxable year. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares (or rights).

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

Conflicts in North Africa and the Middle East, including in Egypt and Syria which border Israel, have resulted in continued political uncertainty and violence in the region. Efforts to improve Israel’s relationship with the Palestinian Authority have failed to result in a permanent solution, and there have been numerous periods of hostility in recent years. In addition, relations between Israel and Iran continue to be seriously strained, especially with regard to Iran’s nuclear program. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

We are a leading international provider of products and solutions for physical security, safety and site management. For more than 45 years (commencing operations in 1969 as a department, specializing in perimeter security systems, within the Israel Aircraft Industries Ltd.), we have delivered products and tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 100 countries in some of the world’s most demanding locations.

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

In February 2018, we signed an agreement to acquire 55% controlling interest in ESC BAZ Ltd. an Israeli-based company, focused on the development and manufacturing of military-grade smart security video observation and surveillance systems. The closing of the acquisition is subject to customary closing conditions and is scheduled to be completed in the second quarter of 2018.

In April 2016, we acquired Aimetis, a Canadian-based company, which specializes in advanced video analytics software and intelligent IP video management software (VMS). In July 2017 we amalgamated our two Canadian subsidiaries. Following the amalgamation, the company maintained the name Senstar Corporation.

In April 2014, we acquired a U.S. based fiber-optic technology company which provides advanced solutions for sensing, security, and communication. In January 2013, we purchased CyberSeal Ltd., an Israeli cyber security company whose products and services complement our physical security products and services.

Our capital expenditures for the years ended December 31, 2015, 2016 and 2017 were approximately $0.9 million, $0.8 million and $0.9 million, respectively.

B.	Business Overview.

Overview and Strategy

We develop, manufacture, market and sell comprehensive lines of perimeter intrusion detection sensors, physical barriers, video analytics and video management systems, and cyber security products and systems to high profile customers.  Our systems are used in more than 100 countries to protect sensitive facilities, including national borders, military bases, power plants, airports, seaports, prisons, industrial sites, large retailer organizations, banks, oil and gas facilities, sporting events including athlete villages and stadiums, and municipalities from intrusion, terror, crime, sabotage or vandalism to infrastructure, assets and personnel.

Based on more than 45 years of experience and interaction with customers, we have developed a comprehensive set of solutions and products, optimized for perimeter, outdoor and general security applications.  Our portfolio of mission critical infrastructure and site protection technologies includes a variety of smart fences and barriers, fence mounted sensors, fence mounted sensors with perimeter lighting, virtual (volumetric) fences and gates, buried and concealed detection systems and tunneling sensors to secure prisons, bank vaults and pipelines.  We deliver comprehensive IP technology and traditional closed circuit television, or CCTV, solutions, supported by our own advanced Video Management Software, or VMS solutions, which include Video Motion Detection, or VMD and Intelligent Video Analytics, or IVA.

Since the addition of Aimetis’ products and expertise, we were able to address new markets and offer solutions incorporating advanced video analytics and VMS for physical indoor and outdoor security applications. Since the addition of the newly acquired state of the art technology and expertise, we were able to expand our overall solution, offer a wider range of products in addition to our PSIM, PIDS and Cyber solutions, and address new markets.

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

•
Strengthen our presence in existing markets.   We intend to increase our marketing efforts in our existing markets mainly in North America and the APAC region and to acquire or invest in complementary businesses and joint ventures

Emerging Opportunities

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

Products and Services

General

Our principal physical, VMS, and cyber security products and solutions include:

•	Perimeter Intrusion Detection Systems (PIDS);

•	PIDS fence sensor with perimeter LED based lighting;

•	VMS, including IVA applications;

•	CCTV systems, including a perimeter security robotic camera platform;

•	Pipeline security, third party interference (TPI) and pipeline leak detection systems;

•	Cyber security systems for security networks;

•	Life safety/duress alarm systems;

•	Command and control systems; and

•	Miscellaneous systems tailored for specific vertical market needs.

The following table shows the breakdown of our consolidated revenues for the calendar years 2015, 2016 and 2017 by operating segments:

	Year ended December 31,
	2015	2016	2017
	(In thousands)
Products	$30,761	$32,372	$22,301
Turnkey projects	34,128	31,823	34,742
Video & Cyber security	1,596	5,626	8,350
Eliminations	(2,749)	(1,996)	(1,101)
Total	$63,736	$67,825	$64,292

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

Our line of outdoor perimeter security products consists of the following:

•	Fence mounted detection systems – mechanical sensors, “microphonic” wire sensors, fiber optic sensors and electronic ranging sensors;

•	Smart barriers – a variety of robust detection grids, gates and innocent looking fences, designed to protect water passages, VIP residences and other outdoor applications;

•	Buried sensors – volumetric buried cable sensors for PIDS and seismic and fiber sensors to secure pipelines and critical assets against digging, and a new fiber based pipeline leak detection system;

•	Taut wire – hybrid perimeter intrusion detection system with physical barrier;

•	Electrical field disturbance sensors (volumetric);

•	Microwave sensors; and

•	Our new hybrid perimeter intrusion detection and intelligent lighting system.

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

In the second quarter of 2014 we launched our latest coaxial cable based fence mounted ranging sensor – FlexZone. FlexZone can pinpoint intrusions to within ±3 m (±10 ft); it provides long physical cable lengths (up to 600 m per processor) configurable through software to many smaller virtual zones. Power and data between processors is supported through the sensor cable and thus it reduces the requirement for multiple feeds per site. A novel wireless gate sensor module is now available with FlexZone providing an accelerometer based gate sensor integrated via wireless communications into a FlexZone network eliminating the need to have sensor cables attached to sliding gates. We intend to retire as soon as practical all the previous generations of triboelectric and electric cable fence sensors upgrading our offering and the legacy installed base to this new product.

Intelli-FIBER is a zone based fence mounted detection system based on a fiber optic sensor. During 2014, we acquired a U.S. based company with advanced fiber technology and completed the merger of its business into the group. This acquisition added new state-of-the-art products, designed for mid and long range perimeters under the product family name FiberPatrol.

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

FiberPatrol, our new fiber product, is also offered to protect pipelines against sabotage, or accidental third party interference (TPI), with the capability to protect up to 80 km of a pipeline with a single processor.  In 2017 we released an advanced pipeline leak detection system based on our FiberPatrol product line using distributed acoustic sensing (DAS) and a novel distributed differential temperature sensing (DdTS) that provides industry leading performance.

PipeGuard and TunnelGuard are products developed around commercial off-the-shelf seismic sensors in order to detect digging around critical assets. TunnelGuard is installed in Latin America to protect bank vaults and prisons, archeological sites in China, Mexico and a critical oil and gas site in Europe.

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

Electrical Field Disturbance Sensors

Terrain following volumetric sensors can detect intrusions before the intruder touches the sensor.  They can be installed on buildings, free-standing posts, existing fences, walls or rooftops, and will sense changes in the electrostatic field when events, such as intruders penetrating through the wires, take place.  The system’s tall, narrow, well contained detection zone allows the sensor to be installed in almost any application and minimizes nuisance alarms caused by nearby moving objects.  Our flagship product is X-Field; it consists of a set of four to as many as eight parallel field generating and sensing wires.

Microwave Products

We also offer a K-band all digital bi-static microwave system, designed for stable, reliable operation in extreme outdoor environments.  Coverage distance range from 5 meters to 200 meters. Older generations of X band microwaves are retired but still supported.

Hybrid Perimeter Intrusion Detection and Intelligent Lighting System

The Senstar LM100 is the world’s first 2-in-1 perimeter intrusion detection and intelligent lighting system. Combining high performance LED lighting with accelerometer-based sensors, the LM100 deters potential intruders by detecting and illuminating them at the fence line.

Video and Cyber Security

VMS / IVA Solutions

Senstar Symphony 7 is a new benchmark for intelligent Video Management Software (VMS). Highly scalable, easy to set up and use, Symphony 7 can be used in both single server installations and multi-server deployments. Symphony 7 offers high scalability; web-based administrator capabilities; centralized cloud management; native analytics applications which include motion tracking, auto-PTZ (pan–tilt–zoom) tracking, people counting, and many more; high security and server and storage failover which reduces the need for expensive Microsoft clustering and extra servers.

Our intelligent video analytics (IVA) transforms IP video into more than a passive monitoring tool with video analytics that are seamlessly incorporated into Senstar Symphony 7. Each video analytic is specially designed for physical security and business intelligence applications, providing value across many vertical markets.

Our intelligent video analytics (IVA) capabilities include:

•
Face Recognition - A robust video analytic, ideally suited for securing facilities that require a stronger layer of protection for access control. With real-time alarms and intuitive searching when paired with Senstar Symphony, the Face Recognition video analytic transforms what is possible with a video surveillance system.

•	Automatic License Plate Recognition - Automatically recognize and record vehicle license plates from over 100 countries. Set alarms for specific plates to deny or approve entry.

•
Outdoor People and Vehicle Tracking - Detect and track all moving objects and classify them as a person, vehicle, or unknown. Movement tracks are recorded to know exactly where each object came from and where it left the camera’s point-of-view.

•
Left and Removed Item Detection - Monitor changes in an environment to detect when objects are added or removed from a scene. Set alarms to notify security staff when an item has been removed from an area or left unattended for a designated amount of time. This solution designed for use in airports, train stations, and other public spaces.

•
Indoor People Tracking - Detect and track people moving within the frame of a camera. Alarms can be set when unauthorized entry into an area is detected and dwell times can be tracked and recorded for the detection of unwanted loitering. Heat maps can also be created in retail stores and public spaces to determine areas of highest traffic and interest.

•
Crowd Detection - Real-time occupancy estimation for indoor and outdoor deployments, ideal for monitoring public spaces, event venues, and capacity restricted environments. Crowd Detection also offers numerous business intelligence applications.

•
PTZ Auto-Tracking (Auto PTZ) - Auto PTZ can automatically control a PTZ camera, enabling it to zoom in and follow moving people and vehicles within the field of the camera. This is designed for use in outdoor perimeter monitoring and provides a closer look at people and vehicles for future forensic purposes.

Hardware solutions offered supporting our VMS software products are an “R series” of preconfigured servers, “E series” of physical appliances for smaller applications and a novel POE powered Thin Client device for convenient network access for monitors or other applications.

Cyber Security

Our solutions monitor, detect and protect against abnormal network activity, both landline and wireless, within and close to protected sites. Our current solutions are:

•	Tungsten – A hardened managed edge switch with built in security capabilities to monitor unauthorized traffic which is optimized for outdoors security and ICS networks (Industrial Control System); and

•	Rubidium – An easily operated SIEM (Security Information & Event Management) application, designed to manage CyberSeal’s products as well as third party network and cyber monitoring devices.

Perimeter Security Robot

In 2014, we introduced our new concept for perimeter security called RoboGuard, a robotic platform that runs on an elevated rail along the perimeter of protected sites or border lines, carrying an assortment of sensors. The robot can respond promptly and rush to the exact zone or location where intrusions are suspected, or automatically patrol and inspect fence integrity, looking for holes or suspicious nearby objects by using a sophisticated laser scanner. The robot is powered by a battery which is recharged automatically.

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

CCTV Systems

We have a proven track record in delivering CCTV and IVA solutions that are designed for use in outdoor applications. Following the Aimetis acquisition, our VMS outdoor and indoor solutions present advanced technologies. These capabilities are now fully embedded as part of Magal’s Fortis4G Physical Security Information Management (PSIM) system.

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

Command and Control Systems

The development of communication and IT technology has significantly affected the security market.  Multiple security systems and technologies, sometimes supplied by different vendors, can now be integrated into a unified command and control system.  We offer three types of command and control systems:

•	Fortis4G – a fourth generation high-end comprehensive command and control system;

•	StarNet 2 – our security management system, or SMS, was launched in the latter part of 2015 and replaces the legacy StarNet 100; and

•	Network Manager – a middleware (software) package which is essential for integration with 3rd party control systems and offers an entry level alarm management system called AIM.

Fortis 4G

FORTIS4G is our PSIM system.  It is a comprehensive, wide area and real time command and control solution, designed for entities requiring management of security, safety and site management as well as cyber events (Integrated PSIM with SEIM).  It is designed to manage daily routines and site activities, security, regular and irregular events as well as crisis situations.

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

•
Video and Cyber Security.  Video management system software licenses, the associated maintenance and support services, as well as Cyber security products are sold primarily through locally based distributor partners. Some key accounts are managed directly with the end-users.

•
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

In addition to our main facilities in Israel, Canada, the United States and Mexico, we have sales and technical support offices in India, the United Kingdom, Germany, Spain, China, the Philippines and other countries.

Customers

The following table shows the geographical breakdown of our consolidated revenues for the three years ended December 31, 2017:

	Year Ended December 31,___
	2015	2016	2017
	(In thousands)
Israel	$12,406	$8,727	$9,599
North America	17,749	23,467	15,547
Europe	7,891	8,330	11,232
South and Latin America	13,443	10,364	13,152
Africa	6,611	7,585	9,370
Others	5,636	9,352	5,392
Total	$63,736	$67,825	$64,292

For the years ended December 31, 2015, 2016 and 2017, revenues generated from sales to the MOD and IDF accounted for 13.3%, 8.6% and 10.2% of our revenues, respectively. In addition, revenues from the national electricity company in Latin America, or CFE, accounted for 18.1%, 11.9% and 14.6% of our revenues in 2015, 2016 and 2017, respectively. We cannot assure you that any of our major customers will maintain their level of business with us or that, if such business is reduced, other customers generating similar revenues will replace the lost business. The failure to replace these customers with one or more customers generating similar revenues will have a material adverse effect on our financial results.

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

For systems installed outside of Israel, maintenance is provided by our local subsidiaries, by an independent third party, by partners or by the end-user. We also provide services, maintenance and support on an “as needed” basis. During the years ended December 31, 2015, 2016 and 2017, we derived approximately 16.6%, 20.4% and 26.7% of our total revenues, respectively, from maintenance and services.

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

Our research and development expenses during 2015, 2016 and 2017 were $4.8 million, $6.8 million and $6.6 million, respectively.  In addition to our own research and development activities, we also acquire know-how from external sources.  We cannot assure you that any of our research and development projects will yield profitable results in the future.

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

The video management software market is well developed internationally with several large manufacturers.  Our most frequently encountered competitors are Genetec Inc., Avigilon Corp., Milestone Systems A/S, and SeeTec GmbH.  There are a large number of entrants into the cyber security market which is expected to mature over the next few years.

Indirect competition from competing technologies such as Ground Based Radar and thermal cameras as sensors with principle competitors being, Spotter RF, Navtech, and FLIR.

Turn Key Projects and Solutions.   Thousands of solution providers offer security products and services.  Most of the integrators focus on indoor applications, but some also offer outdoor solutions.  Most of the market players are local to their countries; however, some are global, such as ADT, Honeywell, Johnson Controls and Siemens.  In some cases, we may cooperate with global integrators or may supply equipment to them.  We believe that our principal competitors in Israel for security solutions are C. Mer Industries Ltd., Afcon Industries Ltd., Shamrad Electronics (1977) Ltd., EL-FAR Electronics Systems 2000 LTD and Orad Ltd.

Some of our competitors and potential competitors have greater research, development, financial and personnel resources, including governmental support, or more extensive business experience than we do.  We cannot assure you that we will be able to maintain the quality of our products relative to those of our competitors or continue to develop and market new products effectively.

Intellectual Property Rights

We have 24 patents issued and have 7 patent applications pending in the U.S. and in several other countries and have obtained licenses to use proprietary technologies developed by third parties.  We cannot assure you:

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

We have registered trademarks for AIMETIS, AIMETIS SYMPHONY, FIBERPATROL, FLARE, FLEXPI, FLEXPS, FLEXZONE, GUIDAR, INTELLI-FIELD, OMNITRAX, PANTHER, PINPOINTER, REPELS, SENNET, SENSTAR, SENSTAR & DESIGN, SENTIENT, ULTRAWAVE design, XFIELD, MAGAL, DTR, FORTIS, MAESTRO DB, FENSOR, ROBOGUARD,.

ARMOURFLEX, CYBERSEAL, ENTERPRISE MANAGER, GALLIUM PDS, INTELLI-FLEX, INTELLIFIBER, LM100, the MAGAL logo, NETWORK MANAGER, RUBIDIUM, STARLED, STARNET, SYMPHONY, TUNGSTEN, VANADIUM GALLIUM-PDS, VANADIUM and all other marks used to identify particular products and services associated with our businesses are unregistered trademarks.  Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

We own a two-story 2,533 square meter facility located on a 4,352 square meter parcel in the Yehud Industrial Zone, Israel, which is used as our principal facility.  Approximately 600 square meters are devoted to administrative, marketing and management functions and approximately 800 square meters are used for engineering, system integration and customer service.  We use the remaining area of approximately 1,100 square meters for production management and production operations, including manufacturing, assembly, testing, warehousing, shipping and receiving.  We also lease a one-story 810 square meter facility located on a 1,820 square meter parcel in the Yehud Industrial Zone for $118,000 per year for use in production and operations.  The lease terminates in 2029.  The products that we manufacture at our facilities in the Yehud Industrial Zone include our taut-wire intrusion detection systems, our detection systems Fortis4G, MTC-1500, MSS-1500, RoboGuard, Fensor and other perimeter systems.

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

We lease office space at two locations in Waterloo, Canada, including the facility which houses our video management software operations. We also lease office space in three sites in the U.S. and eleven sites world-wide. The aggregate annual rent for such offices was approximately $178,000 in 2017.

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

Overview

We develop, manufacture, market and sell complex computerized security systems.  Our systems are used in more than 100 countries to protect aircraft, national borders and sensitive facilities, including military bases, power plant installations, airports, sea ports, postal facilities, prisons, banks, retail operations, hospitals, municipal security, sporting events including athlete villages and stadiums, and industrial locations from terrorism, theft and other security threats.

Following organizational changes, adopted in the course of 2016 and continuing throughout 2017, we operate in three business segments:

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

Video and Cyber Security Segment

This segment includes Video Management Software (VMS), Intelligent Video Analytics (IVA) and Cyber-Security products. The VMS and IVA activity is operated and managed, following the amalgamation of Senstar and Aimetis by Senstar, our newly acquired subsidiary, offering integrated intelligent video management solutions for security surveillance and business intelligence applications worldwide. Cyber Security sales are mainly in the U.S. and Israel. In early 2017, product management as well as sales management of this business activity was transferred to our site in Waterloo, Canada.

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

Our revenues from our perimeter products, turnkey projects and Video and Cyber-Security segments for the three years ended December 31, 2017 were as follows:

	Year Ended December 31,
	2015	2016	2017
	(In thousands)
Products	$30,761	$32,372	$22,301
Turnkey projects	34,128	31,823	34,742
Video and Cyber-Security	1,596	5,626	8,350
Eliminations	(2,749)	(1,996)	(1,101)
Total	$63,736	$67,825	$64,292

The decrease in revenues from products was primarily due to the decrease in sales in North America. In addition, the increase in revenues of the Video and Cyber Security segment was attributable to the acquired Aimetis operation. The increase in revenues from turnkey projects was primarily due to the positive performance of our Israeli and Mexican based projects activity.

Our operating income (loss) from our perimeter products, turnkey projects and Video and Cyber Security segments for the three years ended December 31, 2017 were as follows:

	Year Ended December 31,
	2015	2016	2017
	(In thousands)
Products	$6,023	$5,799	$242
Turnkey projects	1,095	(163)	1,762
Video and Cyber Security	(1,684)	(3,383)	(2,830)
Eliminations	(1,045)	(758)	(418)
Total	$4,389	$1,495	$(1,244)

Our operating profit in 2017 decreased mainly due to the costs attributable to the acquisition and integration of Aimetis. The decrease in operating profit from products is mainly due to decrease in sales in North America. The increase in turnkey projects is mainly due to the higher revenues in 2017 compared to 2016.

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

Growth Strategy

In the first quarter of 2016 we initiated a strategic procedure aiming to set forth the building blocks for our growth strategy for the next 3-4 years. The strategic plan was adopted by our board of directors in the third quarter of 2016. Pursuant to our strategy, we have decided to clearly separate the two main pillars of our operation i.e.: our Product from our Project activity. This is followed by reorganization of our group structure. Also pursuant to our strategy, we have restructured our product sales activity to concentrate on three regions, the Americas, EMEA and APAC.  We intend to continue to expand our sales team in the U.S., which is the main strategic market for our product activity, and to consolidate our EMEA operations under new in-region leadership.

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

Explanation of Key Income Statement Items

Cost of revenues.  Our cost of revenues for perimeter products consists of component and material costs, direct labor costs, subcontractor costs, shipping expenses, overhead related to manufacturing and depreciation.  Our cost of revenues for turnkey projects consists primarily of component and material costs, subcontractor costs, direct labor costs and overhead related to the turnkey projects. Our cost of revenues for Video and Cyber Security sales consists primarily of direct labor costs, some component, material and subcontractor costs and overhead related to those sales.

Our gross margin is affected by the proportion of our revenues generated from perimeter products, turnkey projects and the Video and Cyber Security segments.  Our revenues from Video and Cyber Security products generally have higher gross margins than our other segments.

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

Depreciation and Amortization. The amount of depreciation and amortization attributable to our perimeter products, turnkey projects and Video and Cyber-Security segments for the three years ended December 31, 2017 were as follows:

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Products	$787	$632	$614
Turnkey projects	602	512	498
Video and Cyber-Security	114	596	764
Total	$1,503	$1,740	$1,876

Financial Expenses, Net.  Financial expenses, net include exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the functional currency of each entity, currency transactions as well as interest income on our cash and cash equivalents and short term investments.

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

Fees are payable upon completion of agreed upon milestones and subject to customer acceptance. Amounts of revenues recognized in advance of contractual billing are recorded as unbilled accounts receivable. The period between most instances of advanced recognition of revenues and the customers' billing generally ranges between one to six months.  As of December 31, 2017, we had recorded $6.3 million of such unbilled receivables.

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

In May 2014, the FASB issued Accounting Standard Update No. 2014-09, Revenue from Contracts with Customers (Topic 606). The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU is effective in 2018 using either of two methods: (i) retrospective application of ASU 2014-09 to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective application of ASU 2014-09 with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09 ("Modified Retrospective Adoption Transition Method").

We have established an implementation team to analyze the potential impact the standard will have on our consolidated financial statements and related disclosures as well as our business processes, systems and controls. This includes reviewing revenue contracts across all revenue streams and evaluating potential differences that would result from applying the requirements under the standard. We adopted the new standard on January 1, 2018 using the Modified Retrospective Adoption Transition Method with cumulative effect of applying the new guidance recognized as an adjustment to the opening retained earnings balance.

We have completed our evaluation of the Standard and expect a change relating to allocating the transaction price to separate performance obligations. Under current GAAP, we used residual approach to allocate the transactions price between software and maintenance and support elements. The standard requires us to estimate the standalone selling price for each performance obligation and allocate the transaction price to each performance obligation on a relative standalone selling price basis with limited exceptions. When the good or service is sold at highly variable amounts, the standalone selling price may be determined by the residual approach. The standard states that the residual approach can only be applied to contracts with multiple promised goods or services when the selling price of one or more goods or services is unknown.

In addition, the Standard requires the deferral and amortization of “incremental” costs incurred to obtain a contract. The primary contract acquisition cost for us are sales commissions. If the amortization period of those costs are one year or less, the costs are expensed as incurred, which is a practical expedient manner permitted under the new guidance. Under current GAAP, we expense sales commissions as incurred while under the Standard such costs will be classified as a contract asset and amortized over a period that approximates the timing of revenue recognition on the underlying contracts. Upon initial application, we will record in the opening balance as of January 1, 2018, short term and long term assets, a decrease in deferred revenues and a cumulative effect to accumulated deficit, in immaterial amounts.

Inventories

Inventories are stated at the lower of cost or market value.  We periodically evaluate the quantities on hand relative to historical and projected sales volumes, current and historical selling prices and contractual obligations to maintain certain levels of parts.  Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories, market prices lower than cost and adjusted revenue forecasts.  Cost is determined as follows:

•	Raw materials, parts and supplies – using the “first-in, first-out” method.

•	Work-in-progress and finished products –on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

During the years ended December 31, 2015, 2016 and 2017 we recorded inventory write-offs from continuing operations in the amounts of $0.5 million, $0.2 million and $0.1 million, respectively.  Such write-offs were included in cost of revenues.

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

As of December 31, 2017, we had a net deferred tax asset of $2.4 million attributable to our subsidiaries.  We had total estimated available tax loss carryforwards of $11.3 million with respect to our operations in Israel and our non-Israeli subsidiaries, had estimated total available tax loss carryforwards of $10.9 million, of which $6 million was attributable to our U.S. subsidiaries, which may be used as an offset against future taxable income for periods ranging between 1 and 20 years.  As of December 31, 2017, we recorded a partial valuation allowance on these carryforward tax losses due to the uncertainty of their future realization.  Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

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

If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Fair value is determined using discounted cash flows, based on the income approach, as we believe that this approach best approximates the reporting unit's fair value at this time. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reporting units.

Goodwill annual impairment test for the Products segment:

The material assumptions used for the goodwill annual impairment test for the Products segment, according to the income approach for 2017, were five years of projected net cash flows, a weighted average cost of capital rate of 14% and a long-term growth rate of 3%. We consider historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for the goodwill associated with the Products segment.

As required by ASC 820, "Fair Value Measurements and Disclosures," we apply assumptions that marketplace participants would consider in determining the fair value of the reporting unit.

During the years ended December 31, 2015, 2016 and 2017, we did not record any impairment charges relating to the goodwill allocated to the reporting units within the Products segment.

Goodwill annual impairment test for the Cyber Security reporting unit within the Video and Cyber Security segment:

The material assumptions used for the goodwill annual impairment test for the Cyber Security segment, according to the income approach for 2017, were five years of projected net cash flows, a weighted average cost of capital rate of 15% and a long-term growth rate of 3%. We consider current market conditions when determining the discount and growth rates to use in our analyses.

As required by ASC 820, "Fair Value Measurements and Disclosures," we apply assumptions that marketplace participants would consider in determining the fair value of a reporting unit.

In 2014, we recorded an impairment loss of goodwill in the amount of $ 2,114 within the Video Cyber Security segment.  During the years ended December 31, 2015, 2016 and 2017, we did not record any impairment charges relating to the goodwill allocated to the Cyber Security reporting unit within the Video and Cyber security segment.

Goodwill annual impairment test for the Video reporting unit within the Video and Cyber Security segment:

The material assumptions used for the goodwill annual impairment test for the Video reporting unit, according to the income approach for 2017, were five years of projected net cash flows, a weighted average cost of capital rate of 16.6% and a long-term growth rate of 3%. We considered historical rates and current market conditions when determining the discount and growth rates to use in our analyses. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for goodwill.

As required by ASC 820, "Fair Value Measurements and Disclosures," we apply assumptions that marketplace participants would consider in determining the fair value of a reporting unit.

During the years ended December 31, 2016 and 2017, we did not record any impairment charges relating to the goodwill allocated to the Video reporting unit within the Video and Cyber Security segment.

Intangible assets

Our intangible assets are comprised of patents, acquired technology, customer relations and backlog. Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350, “Intangibles – Goodwill and Other.”

Impairment of long lived assets

We periodically evaluate our intangible assets and long-lived assets (mainly property and equipment) in all of our reporting units for potential impairment indicators in accordance with ASC 360, “Property, Plant and Equipment,” or “ASC 360.”  Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions, operational performance and prospects of our acquired businesses and investments. Our long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In measuring the recoverability of assets, we are required to make estimates and judgments in assessing our future cash flows which derive from the estimated useful life of our current primary assets, and compare that with the carrying amount of the assets. Additional significant estimates used by management in the methodologies employed to assess the recoverability of our long-lived assets include estimates of future short-term and long-term growth rates, useful lives of assets, market acceptance of products and services, our success in winning bids and other judgmental assumptions, which are also affected by factors detailed in our risk factors section in this annual report.

During the year ended December 31, 2015, 2016 and 2017, we did not record any impairment charges relating to intangible assets.

Functional Currency and Financial Statements in U.S. Dollars

While our functional currency in Israel is the NIS, our reporting currency is the U.S. dollar.  Translation adjustments resulting from translating our financial statements from NIS to the U.S. dollar are reported as a separate component in shareholders’ equity.  As of December 31, 2015, 2016 and 2017, our foreign currency translation adjustments totaled $0.4 million, $0.4 million and $5.9 million, respectively.

During the years ended December 31, 2015 and 2016, we recorded accumulated foreign currency translation losses of approximately $3.9 million and $0.1 million, respectively.  During the year ended December 31, 2017, we recorded accumulated foreign currency translation income of approximately $1.8 million. As of December 31, 2015, 2016 and 2017, foreign currency translation adjustments, net of $(1.9) million, $(1.9) million and $(0.1) million, respectively, were included under “accumulated other comprehensive income.”

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

Of our cash and cash equivalents and short-term and restricted bank deposits at December 31, 2017, $34.9 million was deposited with major Israeli banks.  An additional $17.4 million was deposited mainly with the Royal Bank of Canada, BBVA Bankcomer, Comerica Bank, Deutsche Bank and La Caixa. Cash and cash equivalents deposited with U.S. banks or other banks may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits maybe redeemed upon demand and therefore bear low risk.

The trade receivables and the unbilled accounts receivable of our company and our subsidiaries are derived from sales to large and solid organizations located mainly in Israel, the United States, Canada, Africa, Mexico and Europe.  We perform ongoing credit evaluations of our customers and to date have not experienced any material losses.  An allowance for doubtful accounts is determined with respect to those amounts that we have determined to be doubtful of collection and in accordance with an aging policy.  In certain circumstances, we may require letters of credit, other collateral or additional guarantees.  During the years ended December 31, 2015, 2016 and 2017 we recorded $0.7 million, $0.4 million and $0.3 million of expenses related to doubtful accounts, respectively.  As of December 31, 2017, our allowance for doubtful accounts amounted to $1.6 million.

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

The following table presents certain financial data expressed as a percentage of revenues for the periods indicated:

	Year Ended December 31
	2015	2016	2017
Revenues	100%	100%	100%
Cost of revenues	51.3	51.0	51.3
Gross profit	48.7	49.0	48.7
Operating expenses:
Research and development, net	7.6	10.0	10.2
Selling and marketing, net	23.2	25.9	28.2
General and administrative	11.0	11.0	12.2
Operating income (loss)	6.9	2.2	(1.9)
Financial income (expenses), net	1.0	(0.9)	(6.2)
Income (loss) before income taxes	7.9	1.3	(8.1)
Taxes on income (tax benefit)	(3.0)	0.2	(2.6)
Net income	4.9	1.5	(10.8)

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

Revenues.  Revenues decreased by 5.2% to $64.3 million for the year ended December 31, 2017 from $67.8 million for the year ended December 31, 2016.  Revenues from sales of perimeter products decreased by 31.1% to $22.3 million in 2017 from $32.4 million in 2016, primarily due to the decrease in sales in North America.  Revenues from turnkey projects increased by 9.2% to $34.7 million in 2017 from $31.8 million in 2016, primarily due to the execution of our worldwide projects. Revenues of the Video and Cyber Security segment increased by 48.4% to $8.4 million in 2017 from $5.6 million in 2016, primarily due to the inclusion of a full year of Aimetis revenues in 2017, as Aimetis was acquired on April 1, 2016 and an increase in sales.

Cost of revenues.  Cost of revenues decreased by 4.6% to $33 million for the year ended December 31, 2017 from $34.6 million for the year ended December 31, 2016.  This decrease was primarily due to the decrease in revenues.  Cost of revenues as a percentage of revenues increased slightly to 51.3% in 2017 from 51% in 2016, primarily due to the revenue mix.

Research and development expenses, net.  Research and development expenses, net decreased by 3.3% to $6.6 million for the year ended December 31, 2017 from $6.8 million for the year ended December 31, 2016. Research and development expenses, net amounted to 10.2% and 10% of revenues in 2017 and 2016, respectively.

Selling and marketing expenses.  Selling and marketing expenses increased by 3.5% to $18.2 million for the year ended December 31, 2017 from $17.5 million for the year ended December 31, 2016.  Selling and marketing expenses amounted to 28.2% and 25.9% of revenues in 2017 and 2016, respectively.

General and administrative expenses.  General and administrative expenses increased by 5.5% to $7.9 million for the year ended December 31, 2017 from $7.4 million for the year ended December 31, 2016. General and administrative expenses amounted to 12.2% and 11% of revenues in 2017 and 2016, respectively.

Operating income (loss).  We had an operating loss of $1.2 million for the year ended December 31, 2017 compared to operating income of $1.5 million for the year ended December 31, 2016. The decrease in operating income was primarily attributable to the reduction in revenues from the perimeter products segment. The operating income (loss) of our business segments in the years ended December 31, 2016 and 2017 were as follows:

	Year Ended December 31
	2016	2017
	(In thousands)
Perimeter products	$5,799	$242
Turnkey projects	(163)	1,762
Video and Cyber Security	(3,383)	(2,830)
Eliminations	(758)	(418)
Total	$1,495	$(1,244)

Our perimeter products segment recorded operating income of $0.2 million for the year ended December 31, 2017 compared to operating income of $5.8 million for the year ended December 31, 2016, primarily as a result of a reduction in revenues. Our turnkey project segment recorded operating income of $1.8 million in the year ended December 31, 2017 compared to an operating loss of $0.2 million for the year ended December 31, 2016, primarily as a result of an increase in revenues. Our Video and Cyber Security segment recorded an operating loss of $2.8 million in the year ended December 31, 2017 compared to an operating loss of $3.4 million for the year ended December 31, 2016.

Financial income, net.  Our financial expenses, net, for the year ended December 31, 2017 was $4 million compared to financial expense, net of $0.6 million for the year ended December 31, 2016.  The financial expenses in 2017 were primarily attributable to foreign exchange loss, net of $4 million compared to foreign exchange loss, net of $0.6 million in 2016.

Income taxes.  We recorded tax expenses of $1.7 million in the year ended December 31, 2017 compared to a tax benefit of $0.2 million in the year ended December 31, 2016, primarily due to changes in our net deferred tax assets.

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

	Year Ended December 31
	2015	2016
	(In thousands)
Perimeter products	$6,023	$5,799
Turnkey projects	1,095	(163)
Video and Cyber Security	(1,684)	(3,383)
Eliminations	(1,045)	(758)
Total	$4,389	$1,495

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

The appreciation of the NIS, the Mexican Peso and the CAD in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked assets and the U.S. dollar amounts of any unlinked liabilities and increasing the U.S. dollar value of revenues and expenses denominated in other currencies.  Conversely, the depreciation of the NIS, the Mexican Pesos and the CAD in relation to the U.S. dollar has the effect of reducing the U.S. dollar value of any of our liabilities which are payable in NIS, Mexican Pesos or in Canadian dollars (unless such costs or payables are linked to the U.S. dollar).  Such depreciation also has the effect of decreasing the U.S. dollar value of any asset that is denominated in NIS, Mexican Pesos and CADs or receivables payable in NIS, Mexican Pesos or CAD (unless such receivables are linked to the U.S. dollar).  In addition, the U.S. dollar value of revenues and expenses denominated in NIS, Mexican Pesos or CAD would increase.  Because foreign currency exchange rates fluctuate continuously, exchange rate fluctuations may have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2013	1.8	(7.0)	8.8
2014	(0.2)	12.0	(12.2)
2015	(1.0)	0.3	(1.3)
2016	(0.2)	(1.5)	1.3
2017	0.4	(9.8)	10.2

The U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the CAD.  In 2015, the CAD depreciated against the U.S. dollar by 19.7%. In 2016 and 2017, the CAD appreciated against the U.S. dollar by 2.7% and 7%, respectively. In addition, the U.S. dollar cost of our operations in Mexico is influenced by the exchange rate between the U.S. dollar and the Mexican Peso.  In 2015 and 2016, the Mexican Peso depreciated against the U.S. dollar by 17.7% and 19.2%, respectively. In 2017, the Mexican Peso appreciated against the U.S. dollar by 4.5%.

In 2017, foreign currency fluctuations had a negative impact on our results of operations as we recorded a foreign exchange loss, net of $4 million, compared to a foreign exchange loss, net of $0.6 million in 2016.  We expect that our results of operations will continue to be affected by currency fluctuations in the future.

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

Effective Corporate Tax Rate

The Israeli corporate tax rate was 26.5% in 2015, 25% in 2016 and 24% 2017 according to the Law for Amending the Income Tax Ordinance (No. 216) (Reduction of Corporate Tax Rate), 2016.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduced the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

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

As of December 31, 2017, we had net deferred tax assets of $2.4 million attributable to our subsidiaries.  We had total estimated available carryforward tax losses of $11.3 million with respect to our operations in Israel to offset against future taxable income.  We have recorded a full valuation allowance for such carryforward tax losses due to the uncertainty of their future realization. As of December 31, 2017, our subsidiaries outside of Israel had estimated total available carryforward tax losses of $10.9 million, which may be used as an offset against future taxable income for periods ranging between 1 and 20 years.  Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state tax law provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

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

Our working capital at December 31, 2017 and 2016 was $59.4 million and $58.8 million, respectively.  Cash and cash equivalents were $22.5  million at December 31, 2017 compared to $19.7 million at December 31, 2016.  Short-term and long-term deposits, restricted bank deposits and escrow deposits were $30 million at December 31, 2017 compared to $33 million at December 31, 2016.  Our cash and cash equivalents, short and long-term bank deposits are held in various banks, mainly in U.S. dollars, Euros, NIS and CAD.

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

In connection with our acquisition of CyberSeal, we issued warrants to purchase 898,203 of our ordinary shares at an exercise price of $ 4.16 per share to CyberSeal's former owners.  Of such warrants, 50% will expire on December 30, 2018 and the remaining 50% will expire on December 30, 2019.  We agreed to provide certain registration rights to the holders of the warrants with respect to the ordinary shares issuable upon their exercise, and accordingly to such rights filed a Registration Statement on Form F-3, which was declared effective by the U.S. Securities and Exchange Commission on April 5, 2017.  As a result of the issuance, we recognized $1.5 million as additional paid-in capital.  In the event these warrants are exercised in full, we will receive proceeds of approximately $3.7 million.  Through December 31, 2017, CyberSeal's former owners have exercised 60,000 warrants.

We expect that our total research and development expenses in 2018 will be approximately $6.9 million.  Our research and development plan for 2018 covers the development of new and innovative products, as well as improvement of existing technologies.

We believe that our cash and cash equivalents, bank facilities, bank deposits and our expected cash flows from operations will be sufficient to meet our ongoing cash requirements through 2018.  However, our liquidity could be negatively affected by a decrease in demand for our products, including the impact of potential reductions in customer purchases that may result from the current general economic climate.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2015	2016	2017
	(in thousands)
Net cash provided by (used in) operating activities	5,458	8,933	(1,952)
Net cash provided by (used in) investing activities	6,397	(41,734)	2,115
Net cash provided by (used in) financing activities	(3,968)	25,006	504
Effect of exchange rate changes on cash and cash equivalents	(2,170)	168	2,104
Increase (decrease) in cash and cash equivalents	5,717	(7,627)	2,771
Cash and cash equivalents at the beginning of the year	21,602	27,319	19,692
Cash and cash equivalents at the end of the year	$27,319	$19,692	$22,463

Net cash used in operating activities was approximately $2 million in the year ended December 31, 2017 compared to net cash provided by operating activities of approximately $8.9 million and $5.5 million in the years ended December 31, 2016 and 2015, respectively.

Net cash used in operating activities in the year ended December 31, 2017 was primarily attributable to our 2017 loss, as well as an increase of $2.1 million in inventories, an increase of $1.6 million in unbilled receivables and an increase of $0.5 million in deferred income taxes. This was offset in part by an increase of $3 million in accrued interest and exchange differences on short-term and other long-term liabilities, $1.9 million of depreciation and amortization expenses, an increase of $1.5 million in other accounts payable and accrued expenses and deferred revenues, an increase of $1.2 million in customer advances, an increase of $0.8 million in trade payables and a decrease of $0.5 million in short-term and long-term trade receivables.

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

Net cash provided by investing activities was approximately $2.1 million in the year ended December 31, 2017 compared to net cash used in investing activities of approximately $41.8 million in the year ended December 31, 2016 and net cash provided by investing activities of approximately $6.4 million in the year ended December 31, 2015.

In the year ended December 31, 2017, our net cash provided by investing activities was primarily attributable to the release of short-term bank deposits of $4.1 million. This was offset in part by investment in restricted deposits of $1.1 million and the purchase of property and equipment for $0.9 million. In the year ended December 31, 2016, our net cash used in investing activities was primarily attributable to investments in short-term bank deposits and restricted deposits of $28.9 million, payments for the business acquisition of Aimetis of $12.1 million and the purchase of property and equipment for $0.8 million. In the year ended December 31, 2015, our net cash used in investing activities was primarily attributable to the release of short-term bank deposits, long-term bank deposits and restricted deposits of $7.8 million. These amounts were offset in part by the purchase of property and equipment for $0.9 million and investment in short-term deposits of $0.6 million.

Net cash provided by financing activities was $0.5 million in the year ended December 31, 2017 compared to net cash provided by financing activities of approximately $25 million in the year ended December 31, 2016 and net cash used in financing activities of approximately $4 million in the year ended December 31, 2015.

In the year ended December 31, 2017, our net cash provided by financing activities was primarily attributable to the issuance of shares upon exercise of options and warrants of $0.6 million. In the year ended December 31, 2016, net cash provided by financing activities was $25 million. In 2016, we received net proceeds of $23.6 million from a rights offering and $1.4 million from the exercise of options and the issuance of shares under our employee stock purchase plan. In the year ended December 31, 2015, net cash used in financing activities was $4 million, primarily due to the repayment of short-term and long-term bank debt of $4.5 million. These amounts were offset in part by proceeds of $0.5 million from the issuance of shares upon exercise of options and issuance of shares under our employee stock purchase plan.

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

We had capital expenditures of approximately $0.9 million, $0.8 million and $0.9 million in the years ended December 31, 2015, 2016 and 2017, respectively.  We estimate that our capital expenditures for 2018 will total approximately $1 million.  We expect to finance these expenditures primarily from our cash and cash equivalents and our operating cash flows.  However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions and changes in the demand for our products.

Credit Lines and Other Debt

As of December 31, 2017, we had credit lines with Bank Leumi Le-Israel B.M., or Bank Leumi and Union Bank of Israel Ltd., or Union Bank, totaling $15 million in the aggregate (of which $8.3 million is reserved exclusively for guarantees out of which $2.2 million was available as of December 31, 2017).  Our credit lines at Bank Leumi and Union Bank have no restrictions as to our use of the credit.  We are not under any obligation to maintain financial ratios or other terms in respect of our credit lines. In addition, as of December 31, 2017, our foreign subsidiaries had credit lines with the Royal Bank of Canada and Deutsche Bank of $ 2.4 million in the aggregate, of which $2.2 million was available at December 31, 2017.

Our Canadian subsidiary has undertaken to maintain a general covenant and the following financial ratio in respect of its outstanding credit lines: a ratio of total liabilities to tangible net worth of not greater than 0.75:1. As of December 31, 2017, the Canadian subsidiary was in a technical default of its covenant. After the balance sheet date, the bank waived the default and has agreed that such default has been remediated.

As of December 31, 2017, our outstanding balances under our credit lines in Israel consisted of several bank performance, advance payment and bid guarantees totaling approximately $6.1 million, at an annual cost of 0.65%-1.15%.  As of December 31, 2017, the outstanding balances under the credit lines of our subsidiaries consisted of several bank performance, advance payment and bid guarantees totaling approximately $0.2 million, at an annual cost of 1% -2%.

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

In 2015, CyberSeal received $134,000 from the Innovation Authority. Following the cancelation of the 2015 project, CyberSeal returned the $134,000 grant. We did not receive any grants from the Innovation Authority in 2016 nor in 2017.

For the years ended December 31, 2015, 2016 and 2017, we paid the Innovation Authority royalties in the amount of $42,000, $17,000 and $33,000, respectively.  These royalties related to sales of perimeter security products and management security systems. As of December 31, 2017, we had a contingent obligation to pay royalties to the Innovation Authority in the amount of approximately $1.7 million upon the successful sale of perimeter security products developed under research and development programs sponsored by the Innovation Authority.

We participate in programs sponsored by the Industrial Research Assistance Program (IRAP) in Canada. During 2017 our Canadian subsidiary received grants in the amount of $ 51,000.

Investment Tax Credit

Our Canadian subsidiary is eligible for investment tax credits for its research and development activities and for certain current and capital expenditures.  For the years ended December 31, 2017, 2016 and 2015, our Canadian subsidiary recognized $117,000, $149,000 and $155,000, respectively, of investment tax credits.

In addition, as of December 31, 2017, our U.S. subsidiary had available investment tax credits of approximately $0.2 million to reduce future federal and state income taxes payable.  These credits will expire in 2019 through 2025 in the U.S. As of December 31, 2017, our subsidiaries made a full valuation allowance in respect of such investment tax credits.

D.	Trend Information

Our 2017 results were impacted by delays in infrastructure security spending in North America. On the other hand, the continuous spending on critical infrastructure security in developing regions, coupled with the growth in VMS (Video Management Systems) and IVA (Intelligent Video Analytics) global demand and the signs of gradual recovery in North America will affect the industry in the near future.

E.	Off-Balance Sheet Arrangements.

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations.

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2017 and the effect we expect them to have on our liquidity and cash flow in future periods.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations	5,507	1,061	794	1,485	2,167
Other long-term liabilities reflected on our balance sheet under U.S. GAAP	2,328	-	-	-	2,328
Total	7,835	1,061	794	1,485	4,495

In addition, we have guaranteed advance payments, the performance of our work and provided warranties for the performance of our work to certain of our customers (usually governmental entities).  Such guarantees are required by contract for our performance during the installation and operational period of projects throughout Israel and the rest of the world.  The performance guarantees typically expire soon after certain milestones are met and warranty guarantees typically expire at the end of the warranty period.  The maximum potential amount of future payments we could be required to make under our guarantees at December 31, 2017 was $6.4 million.  We have not recorded any liability for such amounts as we believe our performance will not result in any claims.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management.

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Gillon Beck	57	Chairman of the Board of Directors
Liza Singer (1)(2)	47	External Director
Jacob Berman	71	Director
Ron Ben-Haim	48	Director
Avraham Bigger (1)(2)	72	Director
Moshe Tsabari (1)(2)	64	External Director
Saar Koursh	45	Chief Executive Officer
Yaacov Vinokur	40	Chief Financial Officer
Brian Rich	61	Deputy CEO, CTO and President of Senstar Corporation
Doron Kerbel	46	Vice President – General Counsel and Company Secretary
Yaniv Shachar	44	Senior Vice President & General Manager Magal Israel
Jeremy Weese	41	Senior Vice President & COO of Senstar Corporation
Kevin Bradley	59	President North America Sales
Carlos Garcia Almeida	47	General Manager Latin America
Fabien Haubert	43	Vice President EMEA Sales
Gord Loney	65	Vice President APAC Sales
____________
(1) Member of our Audit Committees.
(2) Member of our Compensation Committee

Gillon Beck has served as a director and Executive Chairman of our board of directors since September 2014. Since 2003, Mr. Beck has been a Senior Partner at FIMI Opportunity Funds, the controlling shareholder of Magal, as well as a Director of the FIMI Opportunity Funds’ General Partners and SPV companies. In addition, Mr. Beck currently serves as Chairman of the Board of Directors of Ham-Let (Israel-Canada) Ltd, Overseas Commerce Ltd. and Bet Shemesh Engines Ltd (all three of which are traded on the Tel Aviv Stock Exchange (TASE)), Chairman of the Board of Directors of ImageSat NV, and Chairman of Inrom Industries, Ltd., Rivulis Ltd and Oxygen, Argon Works Ltd., all four of which are private companies.  Mr. Beck also serves as a member of the Board of Directors of Inrom Construction Material Ltd (traded on TASE), Unitronics Ltd (traded on TASE) and Orbit Technologies Ltd (TASE). During the past five years, Mr. Beck had served as a member of the Board of Directors of Ormat Industries Ltd. From 1999 to 2003, Mr. Beck served as Chief Executive Officer and President of Arad Ltd., a publicly-traded water measurement and automatic meter reading company, and from 1995 to 1999, he served as Chief Operating Officer of Arad Ltd. Mr. Beck received a Bachelor of Science degree (Cum Laude) in Industrial Engineering in 1990 from the Technion – Israel Institute of Technology and a Master of Business Administration in Finance in 1992 from Bar-Ilan University.

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

Jacob Berman has served as a director since November 2013.  Since November 2014, Mr. Berman serves as the chairman of the board of directors of Israel Discount Bank of New York and acted as a member of our audit committee and compensation committee between September 2014 and December 2014. Mr. Berman has been President of JB Advisors, Inc., a New York based financial advisory firm with extensive experience in international private banking, real estate investment counseling, and commercial/retail banking since 2002.  Mr. Berman served as a director of Micronet Enertec Technologies, Inc. Previously, Mr. Berman was the founder, President and CEO of the Commercial Bank of New York.

Ron Ben-Haim has served as a director since September 2014.  Mr. Ben-Haim has been a partner in FIMI Opportunity Funds since 2006. Mr. Ben-Haim currently serves on the boards of directors of Hadera Papers Ltd. (TASE), Poliram Plastic Industries Ltd., Oxygen and Argon Works Ltd., Tadir-Gan (Precision Products) 1993, Ltd. (TASE), Rivulis Irrigation Ltd., Inrom Industries Ltd., Inrom Construction Industries Ltd. (TASE), Nirlat Paints Ltd., Alony Ltd. and Overseas Commerce, Ltd., Orbit Technologies, Ltd. and TAT Technologies, Ltd.  Mr. Ben Haim formerly served as a member of the boards of directors of the following public companies: Medtechnica, Ltd., Ginegar Plastic Products, Ltd., Raval Acs, Ltd.,  Merhav Ceramic and Building Materials Center, Ltd. and Ophir Optronics, Ltd. Mr. Ben Haim was previously with Compass Advisers, LLP, an investment banking firm based in New York and in Tel Aviv and with the Merrill Lynch Mergers and Acquisitions group in New York. Prior to Merrill Lynch, Mr. Ben-Haim worked at Teva Pharmaceuticals in production management. Mr. Ben-Haim holds a B.Sc. degree in industrial engineering from the Tel Aviv University and an M.B.A. degree from New York University.

Avraham Bigger has served as a director since September 2014.  Mr. Bigger has been, since 2010, the owner and a member of the Board of Directors of Bigger Investments Ltd. Mr. Bigger currently serves as a board member of Migdal insurance, chairman of the board at Recha, board member at MCA (car import and distributor), international board member of the Weitzman Science Institute and president of the Israel Nature and Heritage Foundation. He formerly served as the Chief Executive Officer and Chairman of the Board of Directors of Makhteshim Agam Industries Ltd., Chairman of the Boards of Directors of Supersol Ltd. (TASE), Caniel Beverages & Caniel Packaging Industries Ltd., the Edmond Benjamin de Rothschild Caesarea Foundation and as managing director of Paz Oil Company Ltd. (TASE) and Israel General Bank (U Bank). Mr. Bigger also served as a member of the Boards of Directors of Bank Leumi Le-Israel Ltd. (TASE), First International Bank of Israel Ltd. (TASE), Strauss Group Ltd. (formerly known as Strauss-Elite Ltd.) (TASE), Partner Communications Company Ltd. (TASE), Cellcom Israel Ltd. (TASE, NYSE), El-Al Israel Airlines Ltd. and various private companies. Mr. Bigger received a Bachelor of Economics degree and an M.B.A. degree, both from the Hebrew University of Jerusalem.

Moshe Tsabari has served as an external director since December 2014.  Mr. Tsabari is the owner and serves as a joint CEO of GME Trust, a company that advises on crisis management and improvement of work processes, in Israel and worldwide.  Since 2005, Mr. Tsabari has served as the owner and director of Osher – Training & Consulting Ltd.  From 2006 to 2011 Mr. Tsabari served as a senior partner in the International Company for Defense and Rescue Ltd. and in QG Company, two companies that are engaged in the provision of consultancy and training projects in the security field in Israel.  In addition, Mr. Tsabari is the founder of the International Institute for Researching the Arab World, is a former director in Links Aviation and is the former CEO of SYS-TRY, an electronic equipment development company.  Prior to that, Mr. Tsabari served for 15 years, until 2004, in the Israeli Security Agency (ISA) in a number of positions, including Director of Personal in the Human Resources Division, Director of Security Assistance Division (rank in both positions equivalent to Major General) and Head of the Operations Division (rank equivalent to Brigadier).  Mr. Tsabari holds a B.Sc. degree in Geodetic Engineering, a M.A. degree in Industrial and Management Engineering and a PhD degree in Science, all from the Technion – The Israeli Institute of Technology. In addition, Mr. Tsabari is an A.M.P. graduate from the Wharton School of the University of Pennsylvania.

Saar Koursh joined our company as Chief Executive Officer in March 2015.  Prior to joining our company and for more than twelve years, Mr. Koursh served in various positions with Elbit Systems Ltd., a leading international defense electronics company. During the last two years, Mr. Koursh was the Vice President responsible for the Brazil Business Unit, as well as a member of the Aerospace Division’s executive management and a member of the Board of Directors of AEL Sistemas, Elbit’s subsidiary in Brazil. Prior to that, Mr. Koursh served as the Vice President for Programs & Business Development of AEL Sistemas and held several other positions with Elbit as director and program manager, and finance and commercial manager. Mr. Koursh holds an M.B.A. degree in Financial Management from the Lubin School of Business of Pace University, New York and a B.Sc. AGR and Economics and Management from the Hebrew University in Jerusalem.

Yaacov Vinokur joined our company as Chief Financial Officer in September 2016. Prior to joining our company, Mr. Vinokur served for three years as Chief Financial Officer of Miya (Arison Group), a global provider of comprehensive water efficiency solutions and a water utilities operator. Prior to that, Mr. Vinokur served in several key leadership positions at Brink’s Company (BCO), a global leader in cash logistics, including Chief Financial Officer - Developing Markets division, Director of Procurement - EMEA division and Director of Finance - Global Services division. Prior to his career with Brink’s, Mr. Vinokur served as an Executive Director at Shapira Films, one of the leading film distribution and production companies in Israel, as well as a Head of Treasury at the Ministry of Defense of Israel. In 2016, the Israeli CFO Forum honored Mr. Vinokur with its annual CFO Excellence award. Mr. Vinokur, a certified public accountant in the United States and Israel, holds a B.A. degree in Accounting and Economics (magna cum laude) from Haifa University and a M.B.A. degree (cum laude) from Tel Aviv University. Mr. Vinokur is also a graduate of Harvard Business School’s Leadership Development Program.

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

Doron Kerbel has served as our General Counsel since July 2015.  Prior to joining Magal, Mr. Kerbel had served for more than eight years as legal counsel at Elbit Systems Ltd. (NASDAQ: ESLT) Aerospace Division.  Mr. Kerbel has extensive experience in advising on variety of commercial legal issues, mergers and acquisitions as well as PFI (private finance initiatives) and BOT (Build Operate Transfer) projects, both locally and internationally.  Prior to his work at Elbit Systems, Mr. Kerbel was an associate lawyer at M. Firon & Co. and Senior Legal Counsel for International Law at the Israeli Embassy to the Netherlands.  Mr. Kerbel holds a LL.B. degree from the Interdisciplinary Center (IDC) Herzliya and an LL.M. degree (with distinction) from the International Law School, University of Amsterdam.

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

Jeremy Weese joined Magal in 1999 in a design engineering role. During his tenure with the company Mr. Weese has moved through progressive levels of responsibility within the research and development department. Prior to taking the position of Chief Operations Officer, Mr. Weese was responsible for our product portfolio and research and development activities as VP of Engineering. Mr. Weese has served in his current role as Senior VP & COO since April 2016. Mr. Weese is a Professional Engineer and member of the IEEE. He holds a B. Sc. degree in Computer Engineering from the University of Ottawa.

Kevin Bradley serves as President, North American Sales.  Mr. Bradley joined our company in 2014 following our acquisition of an industry leading fiber technology company. Mr. Bradley has most recently served as Senior Vice President, overseeing company growth and expansion in the Middle East and South African markets.  Mr. Bradley has a more than 30‐year background in the security industry, including advanced Fiber‐Optic Sensing Systems for Homeland Security and Private Sector Global Industry, Critical Infrastructure Products and Applications, and video management software and analytics applications with prior experience at Indigo Vision and ONSSI. Mr. Bradley holds a B.A. degree from Indiana University of Pennsylvania, and a Master’s Degree from Roberts Wesleyan College – School of Management.

Carlos Garcia Almeida joined our company in February 2013 with more than 23 years of experience in the security market. Prior to joining our company, Mr. Garcia served as General Manager of Prosegur Mexico.  Prior to Prosegur, Mr. Garcia served in several leadership and general management roles in leading security organizations, among them UTC Fire & Security and Tyco Fire & Security.  Mr. Garcia holds a degree in Telecom Engineering and has successfully participated in various executive programs, including the Management Development Program (D-1) from the IPADE Business School.

Fabien Haubert joined our company in February 2018 as Vice President Sales – EMEA Region, based in Paris, France.  Mr. Haubert’s most recent experience (February 2014 – February 2018) was with UK based CCTV solution provider Indigo Vision located in Edinburgh where he was Regional Director – EMEA South.  Previous to his four years at Indigo, he worked with several companies in the VMS, IP CCTV, intrusion, access control and integration areas since 2002.  He has extensive experience in sales management with past responsibility for the EMEA region.  Mr. Haubert has a technical background with a Master of Science degree in Electronics Engineering (Ecole Supérieure d’Ingénieurs en Electrontechnique et Electronique) as well as a Master of Strategy and Engineering of International business (Ecole Supérieure des Sciences Economiques et Commerciales).  He speaks French, English, Spanish, and Italian and has a working knowledge of Dutch.

Gord Loney joined our company in 1995 when he was responsible for product sales in Canada, the Middle East and Africa, before assuming responsibility for strategic OEM accounts and the Far East.  During 2016, Mr. Loney was appointed as Vice President for Sales - Asia Pacific. In this role Mr. Loney is responsible for establishment of an office in the Clark Freeport Zone in the Philippines, from which he is leading a support and sales team to better serve the high growth Asian market.  Mr. Loney is an engineering graduate of the Royal Military College of Canada who served twenty-five years in the Royal Canadian Air Force.

The terms of office of Messrs. Beck, Berman, Ben-Haim and Bigger will expire at our 2018 annual general meeting of shareholders.  The terms of our external directors, Mr. Tsabari and Ms. Singer, expire in 2020 and 2019, respectively.

B.	Compensation

Compensation of Directors and Executive Officers

The aggregate compensation costs on behalf of our directors and executive officers as a group during 2017 consisted of approximately $2.2 million in salary, fees, bonus, equity based compensation, commissions and directors’ fees, but excluding dues for professional and business associations, business travel and other expenses commonly reimbursed or paid by companies. As of December 31, 2017, the aggregate amount set aside or accrued for pension, retirement and vacation or similar benefits for our directors and executive officers was approximately $0.4 million.  In addition, we have provided automobiles to our executive officers at our expense.

We pay our directors an annual fee of NIS 90,000 (approximately $25,000) and a fee of NIS 4,000 (approximately $1,110) for each board or committee meeting that they attend.  Such amounts are linked to the Israeli consumer price index, or CPI, and are updated on a semi-annual basis and accordingly, are adjusted to reflect changes in the CPI in February and August, each year. In addition, we pay to our Executive Chairman a monthly payment of NIS 15,000 (approximately $4,150).

As of December 31, 2017, our directors and executive officers as a group, then consisting of 15 persons, held options to purchase an aggregate of 253,976 ordinary shares, having exercise prices ranging from $4.15 to $4.96.  Generally, the options vest over a two to four year period.  Of such options, options to purchase 0 ordinary shares expire in 2018; options to purchase 0 ordinary shares expire in 2019; and options to purchase 253,976 ordinary shares expire in each of 2020 -2023.  See this Item 6E. “Directors, Senior Management and Employees – Share Ownership – Stock Option Plans.”

Compensation of Senior Office Holders – Israel Companies Law Disclosure

The table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Israeli Companies Law) during the year ended December 31, 2017 (which include three former executive officers), in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Information Regarding the Covered Executive(1) (in thousands)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Saar Koursh - Chief Executive Officer	245	94	61	63	463
Yaniv Shachar - Senior Vice President & General Manager Magal Israel	140	51	44	10	245
Kevin Bradley - President North America Sales	180	36	-	-	216
Doron Kerbel - Vice President – General Counsel and Company Secretary	125	54	13	10	202
Yaacov Vinokur - Chief Financial Officer	122	52	-	12	186

(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.
(2)
All current Covered Executives listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2017.

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

(4)	Amounts reported in this column refer to Variable Compensation such as commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2017.
(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2017.

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

Election of Directors

Our articles of association provide for a board of directors of not less than three and not more than 11 members, as may be determined from time to time at our annual general meeting.  Our board of directors is currently composed of seven (6) directors.

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

Ms. Singer and Mr. Tsabari serve as our external directors under the Israeli Companies Law.  Ms. Singer’s term will expire in 2019 and Mr. Tsabari’s term will expire in 2020.

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

Recent Israeli Regulations

In March 2016, the Israeli Companies Law Regulations were amended to reduce certain duplicative regulatory burden to which Israeli companies publicly-traded on NASDAQ are subject to.

Generally, pursuant to the new regulations, an Israeli company traded on NASDAQ that does not have a “controlling shareholder” (as defined in the Israeli Companies Law) will be able to elect not to appoint External Directors to its Board of Directors and not to comply with the Audit Committee and Compensation Committee composition and chairman requirements of the Israeli Companies Law (as described above under); provided, the company complies with the applicable NASDAQ independent director requirements and the NASDAQ Audit Committee and Compensation Committee composition requirements.

Since our largest shareholder, the limited partnerships managed by FIMI FIVE 2012 Ltd., are deemed to be a “controlling shareholder” under the Israeli Companies Law, we are not currently eligible to benefit from the relief provided by these new amended Israeli regulations.

Internal Auditor

Under the Israeli Companies Law, the board of directors of a publicly traded company must appoint an internal auditor nominated by the audit committee.  The role of the internal auditor is to examine whether the company’s actions comply with the law, integrity and orderly business practice.  Under the Israeli Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, office holder or affiliate, nor may the internal auditor be the company’s independent accountant or its representative.  KPMG serves as our Internal Auditor.

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

Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require the approval of the compensation committee prior, and in addition, to the approval of the board of directors.  However, if the Company duly adopts a compensation plan for its office holders, the approval of the board of directors is not required if the new arrangement only modifies an existing arrangement and the compensation committee determines that such modification is not material.  Generally, the compensation of the CEO must be approved by the compensation committee, the board of directors and by the majority of the shareholders provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a Personal Interest in the approval of the compensation policy and who participate in the voting, in person, by proxy or by written ballot, at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the approval of the compensation policy do not represent more than 2% of the total voting rights in the company.  The compensation of office holders who are directors must be approved by the compensation committee, board of directors and simple majority vote of the shareholders.

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

As of December 31, 2017, we employed 360 full-time employees, of whom 45 were employed in general management and administration, 83 were employed in selling and marketing, 16 were employed in production management, 158 were employed in production, installation and maintenance, and 58 were employed in engineering and research and development.  Of such full-time employees, 112 were located in Israel, 31 were in the United States, 110 were in Canada and 107 were in various other countries.

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

Our relationships with our employees in Israel are governed by Israeli labor legislation and regulations, extension orders of the Israeli Ministry of Labor and personal employment agreements.  We are subject to various Israeli labor laws, collective bargaining agreements entered into from time to time between the Manufacturers Association and the New General Federation of Workers (the Histadrut), as well as collective bargaining arrangements.  Such laws, agreements and arrangements cover a wide range of areas, including minimum employment standards, such as working hours, minimum wages, vacation, procedures for dismissing employees, severance pay and pension plans and special issues, such as equal pay for equal work, equal opportunity in employment and employment of youth and army veterans. We are currently engaged in negotiations with the Histadrut in relation to a collective agreement which will apply to our employees. Israeli law requires severance pay upon certain circumstances, including upon the retirement or death of an employee or termination of employment without due cause.  Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration, which amounts also include payments for national health insurance.  In addition, certain of our employees are parties to individual employment agreements.  We generally provide our employees with benefits and working conditions beyond the required minimums.  Each of our subsidiaries provides a benefits package and working conditions which we believe are competitive with other companies in their field of operations.

E.	Share Ownership.

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of March 26, 2018.

Name	Number of Ordinary Shares Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Gillon Beck	-	-
Liza Singer	-	-
Jacob Berman	13,750	*
Ron Ben-Haim	-	-
Avraham Bigger	-	-
Moshe Tsabari	-	-
Saar Koursh (3)	89,476	*
Yaacov Vinokur	-	-
Brian Rich (4)	4,167	*
Doron Kerbel (5)	8,000	*
Yaniv Shachar (6)	8,000	*
Jeremy Weese (7)	6,742	*
Kevin Bradley	-	-
Carlos Garcia Almeida	-	-
Fabien Haubert	-	-
Gord Loney	100	*
All directors and executive officers as a group (16 persons)	130,235	*
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

(2)	The percentages shown are based on 23,032,448 ordinary shares issued and outstanding as of March 26, 2018.

(3)	Includes 89,476 ordinary shares issuable upon the exercise of currently exercisable options.

(4)	Includes 4,167 ordinary shares issuable upon the exercise of currently exercisable options.

(5)	Includes 8,000 ordinary shares issuable upon the exercise of currently exercisable options.

(6)	Includes 8,000 ordinary shares issuable upon the exercise of currently exercisable options.

(7)	Includes 6,667 ordinary shares issuable upon the exercise of currently exercisable options.

Share Option Plans

2003 Israeli Share Option Plan

On October 27, 2003, our board of directors adopted our 2003 Israeli Share Option Plan, or the 2003 Plan, which was approved by our shareholders in July 2004.  Under the 2003 Plan, stock options could be granted to our employees, directors, officers and consultants, in accordance with the decision of our board of directors.  Our board of directors had the authority to determine the vesting schedule of such options and the exercise price.  Under the 2003 Plan, unless determined otherwise by the Board, no option may be exercised before the second anniversary of the date on which it was granted.  Pursuant to the 2003 Plan, any options that are cancelled or not exercised within the option period will become available for future grants.  Our board of directors has elected to allot options to Israeli employees under Israel’s capital gain tax treatment.  Pursuant to the provisions of the 2003 Plan, if we issue a stock dividend, the number of shares purchasable by any grantee upon the exercise of options that were granted prior to the issuance of the stock dividend will be correspondingly increased.  In August 2008, our shareholders approved an amendment to the 2003 Plan, pursuant to which the number of ordinary shares available for issuance under the 2003 Plan was increased by 1,000,000 shares. In addition, the term of the 2003 Plan was extended from October 2013 to October 2018. Following the adoption of our 2010 Israeli Share Option Plan in June 2010, no additional options were granted under the 2003 Plan. As of December 31, 2017, no options to purchase ordinary shares were outstanding under the 2003 Plan.  Options to purchase 20,000 Ordinary shares under the 2003 Plan were exercised during 2017.

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

The 2010 Plan is designed to allow the grantees to benefit from the tax benefits under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961.  Our Board of Directors has resolved that all options that will be granted to Israeli residents under the 2010 Plan will be taxable under the “capital gains route.”  Pursuant to this route, the profit realized by an employee is taxed as a capital gain (25%) if the options or underlying shares are held by a trustee for at least 24 months from their date of the grant or issuance.  Any difference between the exercise price of the options and the average price of the company’s shares during the 30 trading days before the date of grant of the options will be treated as ordinary income and will be taxed according to the employee’s marginal tax rates plus social contribution.  If the underlying shares are sold before the elapse of such period, the profit is re-characterized as ordinary income. As of December 31, 2017, options to purchase 412,976 ordinary shares were outstanding under the 2010 Plan, exercisable at an average exercise price of $4.616 per share. During 2017 no Options to purchase ordinary shares were awarded under the 2010 Plan. Options to purchase 58,100 ordinary shares under the 2010 Plan were exercised during 2017.

ITEM 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information as of March 26, 2018 regarding the beneficial ownership of our ordinary shares, by each person or entity known to us to own beneficially 5% or more of our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
FIMI Opportunity Five (Delaware), Limited Partnership (3)	4,646,924	20.2%
FIMI Israel Opportunity Five, Limited Partnership (3)	5,207,235	22.6%
Grace & White, Inc. (4)	1,415,703	6.1%
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

(2)	The percentages shown are based on 23,032,448 ordinary shares issued and outstanding as of March 26, 2018.

(3)
Based on Schedule 13D/A filed with the SEC on October 11, 2016 and other information available to us.  The address of FIMI Opportunity Five (Delaware), Limited Partnership and FIMI Israel Opportunity Five, Limited Partnership is c/o FIMI FIVE 2012 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 6789141, Israel.

(4)
Based upon a Schedule 13G/A filed with the SEC on February 1, 2018 by Grace & White, Inc. The Schedule 13G/A indicates that Grace & White, Inc. is a registered investment adviser.  The address of Grace & White, Inc. is 515 Madison Avenue, Suite 1700, New York, NY 10022.

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

On February 1, 2016, Grace & White, Inc. filed an amendment to its Schedule 13G reflecting beneficial ownership of 1,177,563, or 7.2%, of our issued and outstanding ordinary shares as of March 27, 2016.  On February 7, 2017, Grace & White, Inc. filed an amendment to its Schedule 13G reflecting beneficial ownership of 1,569,833, or 6.8%, of our issued and outstanding ordinary shares as of such date. On February 1, 2018, Grace & White, Inc. filed an amendment to its Schedule 13G reflecting beneficial ownership of 1,415,703, or 6.15%, of our issued and outstanding ordinary shares as of such date.

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 26, 2018, there were 29 holders of record of our ordinary shares, of which 26 record holders holding approximately 91.2% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 91.1% of our outstanding ordinary shares as of such date.

B.	Related Party Transactions.

In October 2016, we completed a rights offering in which we received gross proceeds of approximately $23.8 million from the sale of 6,170,386 ordinary shares. In the rights offering, we distributed to each of our shareholders one subscription right for each eight ordinary shares held by such holder. Our controlling shareholders, FIMI V Funds, purchased 3,392,870 ordinary shares including through an exercise of over-subscription rights for a total subscription price of  $13,096,478.20.

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

See the consolidated financial statements included under Item 18, “Financial Statements.”

Export Sales

In the years ended December 31, 2015, 2016 and 2017, our operations based outside of Israel generated income to customers outside of Israel of approximately $42.8 million, $48.2 million and $45.2 million, respectively, or 67.2%, 71.1% and 70.2% of our total revenues, respectively.  In the years ended December 31, 2015, 2016 and 2017, the total amount of our export revenues generated by our Israeli facilities to countries outside of Israel was approximately $8.5 million, $10.9 million and $9.6 million, respectively, or 13.3%, 16.1% and 14.9%, of our total revenues, respectively.

Legal Proceedings

On January 11, 2017, we were requested by one of our foreign customers to settle an alleged debt following a post clearance audit performed by the customer’s local revenue authority in relation to the customer's operations. We received the post clearance audit findings in March 2017 and believe that the local revenue authority's findings, as well as the customer’s request are erroneous. In April 2017 we presented our customer with a legal opinion that supports our position that the goods were correctly declared. In July 2017 we were informed by our customer that the local revenue authority had accepted our position and the post clearance audit findings were revoked.

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

B.	Significant Changes.

Since the date of the annual consolidated financial statements included in this annual report, no significant changes have occurred.

ITEM 9.	The Offer and Listing

A.	Offer and Listing Details.

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market.

	NASDAQ Global Market
	High	Low

2013	$4.93	$3.16
2014	$5.87	$3.38
2015	$5.80	$4.01
2016	$6.02	$4.06
2017	$7.85	$4.25

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated and any subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Global Market:

	NASDAQ Global Market
	High	Low

2015
First Quarter	$5.80	$4.71
Second Quarter	$5.37	$4.31
Third Quarter	$4.50	$4.01
Fourth Quarter	$5.08	$4.08

2016
First Quarter	$4.97	$4.06
Second Quarter	$5.00	$4.49
Third Quarter	$5.48	$4.22
Fourth Quarter	$6.02	$4.15

2017
First Quarter	$7.85	$5.25
Second Quarter	$7.35	$4.69
Third Quarter	$5.35	$4.35
Fourth Quarter	$5.35	$4.25

2018
First Quarter (through March 26, 2018)	$6.21	$5.17

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market:

	NASDAQ Global Market
	High	Low
October 2017	$4.84	$4.25
November 2017	$4.95	$4.26
December 2017	$5.35	$4.69
January 2018	$6.21	$5.17
February 2018	$6.21	$5.61
March 2018 (through March 26, 2018)	$6.14	$5.67

B.	Plan of Distribution.

Not applicable.

C.	Markets.

Our ordinary shares have traded on the NASDAQ Global Market under the symbol “MAGS” since our initial public offering in 1993.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10.	Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

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

Our articles of association do not contain any provisions regarding a classified board of directors or cumulative voting for the election of directors.  Pursuant to our articles of association, our directors (except the external directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected.  All the members of our board of directors (except the external directors) may be reelected upon completion of their term of office.  For information regarding the election of external directors, see “Item 6C. Directors, Senior Management and Employees – Directors and Senior Management – Board Practices – External and Independent Directors – External Directors.”

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

Substantial limitations on shareholders.  See Item 6.C. “Directors, Senior Management and Employees‑Board Practices–Approval of Related Party Transactions.”

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

General Meetings of Shareholders

Under the Israeli Companies Law a company must convene an annual meeting of shareholders at least once every calendar year and within 15 months of the last annual meeting.  Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required.  Our board of directors may, in its discretion, convene additional meetings as “special general meetings.”  In addition, the board must convene a special general meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company.  See this Item 10B. “Additional Information – Memorandum and Articles of Association – Rights Attached to Shares – Voting Rights.”

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

 In April 2016, Senstar, our fully owned Canadian subsidiary, acquired Aimetis, a Canadian-based company headquartered in Waterloo, Ontario, which specializes in intelligent IP video management systems (VMS). We paid approximately CAD19.8 million in cash (including CAD1.1 million placed in escrow to secure potential indemnity obligations and up to an additional CAD1.1 million payable in cash, subject to achievement of future performance milestones based on fiscal year 2016 revenues). This summary is qualified in its entirety by the text of the agreement, which is incorporated by reference as an exhibit to this Annual Report. In July 2017 we amalgamated Senstar and Aimetis. Following the amalgamation, the amalgamated company maintained the name Senstar Corporation.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on their taxable income. In 2017, the corporate tax rate was 24% and as of 2018 the corporate tax rate is 23%. However, the effective tax rate payable by a company that generates income from an Approved Enterprise or a Preferred Enterprise, as further discussed below, may be considerably lower.  In addition, Israeli companies are currently subject to regular corporate tax rate on their capital gains.

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

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 68):

An additional amendment to the Investment Law became effective in January 2011, or the 2011 Amendment. Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to the incentives prior to the 2011 Amendment that were limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income,’ would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Investment Law) would enjoy further reduced tax rates for a period of ten years of 5% in Zone A and 8% elsewhere. As with dividends distributed from taxable income derived from an Approved Enterprise or Benefiting Enterprise during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company, provided however that dividends distributed from ‘Preferred Income’ from one Israeli corporation to another, would not be subject to tax. While a company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment. Under the transitional provisions of the 2011 Amendment, we could have elected whether to irrevocably implement the 2011 Amendment with respect to our existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment or keep implementing the legislation prior to the 2011 Amendment during the next years. The 2011 Amendment had no material effect on the tax payable in respect of our operations and therefore, as of December 31, 2015, we did not elect to implement the 2011 Amendment.

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

Any dividends distributed to "foreign companies," as defined in the Law, deriving from income from the technological enterprises will be subject to tax at a rate of 4%.

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

Encouragement of Industrial Research and Development Law, 5744-1984

Under the Encouragement of Industrial Research and Development Law, 5744-1984, or the Research Law, research and development programs that meet specified criteria and are approved by a governmental committee of the Innovation Authority (formerly the Office of the Chief Scientist), are eligible for grants between 20%-50% of certain of the project’s expenditures, as determined by the research committee of the Innovation Authority.  In exchange, the recipient of such grants is required to pay the Innovation Authority royalties from the revenues derived from products incorporating technology developed within the framework of the approved research and development program or derived from such program (including ancillary services in connection with such program), usually up to 100% of the U.S. dollar-linked value of the total grants received in respect of such program, plus LIBOR interest.

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

In June 2005, an amendment to the Research Law became effective, which amendment was intended to make the Research Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of Innovation Authority funded know-how outside of Israel.  The amendment permits the Innovation Authority, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of demanding the recipient to pay increased royalties as described above.  The amendment further permits, under certain circumstances and subject to the Innovation Authority’s prior approval, the transfer outside Israel of know-how that has been funded by Innovation Authority, generally in the following cases: (a) the grant recipient pays to the Innovation Authority a portion of the consideration paid for such funded know-how (according to certain formulas), (b) the grant recipient receives know-how from a third party in exchange for its funded know-how, or (c) such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities under agreements of cooperation programs between Israel and an additional country.

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

In some instances, where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

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

United States Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax considerations that are relevant to U.S. Holders (as defined below) who hold our ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, or the Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.

There can be no assurance that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. This description does not address all tax considerations that may be relevant with respect to an investment in our ordinary shares. In addition, this description does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers;
•	financial institutions;
•	certain insurance companies;
•	investors liable for alternative minimum tax;
•	regulated investment companies, real estate investment trusts, or grantor trusts;
•	dealers or traders in securities, commodities or currencies;
•	tax-exempt organizations;
•	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar;
•	persons who hold the ordinary shares through partnerships or other pass-through entities;
•	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;
•	direct, indirect or constructive owners of investors that actually or constructively own 10% or more of our shares by vote or value; or
•	investors holding ordinary shares as part of a straddle, appreciated financial position, a hedging transaction or conversion transaction.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns our ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns our ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

This summary does not address the effect of any U.S. federal taxation (such as estate and gift tax) other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or non-U.S. taxation. You are urged to consult your tax advisors regarding the non-U.S. and U.S. federal, state and local tax consequences of an investment in ordinary shares.

For purposes of this summary, as used herein, the term “U.S. Holder” means a person that is eligible for the benefits of the Treaty and is a beneficial owner of an ordinary share who is, for U.S. federal income tax purposes:

•	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

Unless otherwise indicated, this discussion assumes that the Company is not, and will not become, a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. See “—Passive Foreign Investment Companies” below.

Taxation of Distributions

Subject to the discussion below under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes.  Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you. Dividends are included in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your tax basis in our ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “—Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends would not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as U.S.-source ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Israeli withholding tax imposed on dividends paid with respect to our ordinary shares, at a rate not exceeding the applicable rate provided by the Treaty, will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). Israeli taxes withheld in excess of the applicable rate allowed by the Treaty (if any) will not be eligible for credit against a U.S. Holder’s federal income tax liability. The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income.  Dividends generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate (see discussion below). A U.S. Holder may be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on our ordinary shares if such U.S. Holder fails to satisfy certain minimum holding period requirements or to the extent such U.S. Holder’s position in ordinary shares is hedged. An election to deduct foreign taxes instead of claiming foreign tax credit applies to all foreign taxes paid or accrued in the taxable year. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your own tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations (including the PFIC rules discussed below), “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at the lower long-term capital gain rates (currently at 20%). Distributions taxable as dividends paid on our ordinary shares should qualify for a reduced rate provided that either: (i) we are entitled to benefits under the Treaty, or (ii) our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that our ordinary shares currently are readily tradable on an established securities market in the United States (see discussion below). However, no assurance can be given that our ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied, nor does it apply to dividends received from a PFIC (see discussion below), in respect of certain risk-reduction transactions, or in certain other situations. The legislation enacting the reduced tax rate on qualified dividend income contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of our ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Sale or Disposition of Ordinary Shares

Subject to the discussion of PFIC rules below, if you sell or otherwise dispose of our ordinary shares, you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in our ordinary shares, in each case determined in U.S. dollars. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently 20%). In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of our ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A cash basis U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss, which would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of our ordinary shares that are traded on an established securities market, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as U.S.- source ordinary income or loss and would be in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Companies

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year of 2017. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned an ordinary share, certain adverse consequences could apply to the U.S. Holder. Specifically, gain recognized by a U.S. Holder on a sale or other disposition of such ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ordinary share. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election) may be available to U.S. Holders and may result in alternative tax treatment. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the IRS on IRS Form 8621.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains from the sale or exchange of our ordinary shares.

Backup Withholding and Information Reporting

Payments in respect of our ordinary shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 24%. Backup withholding will not apply, however, if you (i) are a corporation, or fall within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” with an aggregate value in a taxable year in excess of certain thresholds (as determined under rules in Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets.” Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. A U.S. Holder is urged to consult the U.S. Holder’s tax advisor regarding the reporting obligation.

Any U.S. Holder who acquires more than $100,000 of our ordinary shares or holds 10% or more in vote or value of our ordinary shares may be subject to certain additional U.S. information reporting requirements.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

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

In 2015, the Canadian dollar depreciated against the U.S. dollar by 19.7%. In 2016 and 2017, the Canadian dollar appreciated against the U.S. dollar by 2.7% and 7%, respectively. In addition, the U.S. dollar cost of our operations in Mexico is influenced by the exchange rate between the U.S. dollar and the Mexican peso.  In 2015 and 2016 the Mexican peso depreciated against the U.S. dollar by 17.7% and 19.2%, respectively. In 2017 the Mexican peso appreciated against the U.S. dollar by 4.5%.

During the year ended December 31, 2015, foreign currency fluctuations had a positive impact on our results of operations and we recorded foreign exchange income, net of $1 million. During the years ended December 31, 2016 and 2017, foreign currency fluctuations had a negative impact on our results of operations and we recorded a foreign exchange loss, net of $0.6 million and $4 million, respectively. We cannot assure you that in the future our results of operations may not be materially affected by currency fluctuations.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017.  In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission.  Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

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

	Year Ended December 31,
Services Rendered	2016	2017
Audit (1)	288,000	262,000
Tax (2)	60,000	86,000
Other (3)	37,000	12,000
Total	385,000	360,000

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

(3)
Other fees primarily relate to out of pocket reimbursement of expenses and primarily traveling expenses of our auditors. These fees also relate to fees associated with the conflict Minerals work plan and the Risk Assessment Service.

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

We did not purchase any ordinary shares of our company nor did an affiliated purchaser purchase any shares of our company on our behalf during 2017.

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

We have notified NASDAQ that we do not comply with the following NASDAQ requirements, and instead follow Israeli law and practice in respect of such requirements:

•
the requirement regarding the process of nominating directors.  Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders.  See Item 6.C. “Directors, Senior Management and Employees – Board Practices – Election of Directors.”

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	Financial Statements

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	Financial Statements

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Consolidated Financial Statements

Index to Financial Statements	F-1

Reports of Independent Registered Public Accounting Firms	F-2 - F-5

Consolidated Balance Sheets	F-6 - F-7

Consolidated Statements of Operations	F-8

Consolidated Statements of Comprehensive Income (loss)	F-9

Statements of Changes in Shareholders' Equity	F-10

Consolidated Statements of Cash Flows	F-11 - F-13

Notes to Consolidated Financial Statements	F-14 - F-55

ITEM 19.	Exhibits

Exhibit No.	Description
1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant (2)
2.1	Specimen Share Certificate for Ordinary Share (3)
2.2	Registrant’s Amended and Restated 2003 Israeli Share Option Plan (4)
2.3	Registrant’s 2010 Israeli Share Option Plan (5)
2.4	Amendment to Registrant’s 2010 Israeli Share Option Plan(6)
4.1	Share Purchase Agreement, dated as of April 1, 2016, by and among Senstar Corporation, Aimetis Corp., the persons listed in Annex A thereto, and Marc Holtenhoff in his capacity as the Holder Agent(7)
4.2	Compensation Policy of Office Holders (August 8, 2016) (8)
4.3	Form of Warrant issued to former CyberSeal shareholders(9)
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer
15.2	Consent of Sallas, Sainz – Grant Thornton, S.C.
101.INS	XBRL Instance Document.*
101.SCH	XBRL Taxonomy Extension Schema Document.*
101.PRE	XBRL Taxonomy Presentation Linkbase Document.*
101.CAL	XBRL Taxonomy Calculation Linkbase Document.*
101.LAB	XBRL Taxonomy Label Linkbase Document.*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.*
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

(7)
Filed as Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (No. 333-213020), filed with the Securities and Exchange Commission on August 9, 2016, as amended, and incorporated herein by reference.

(8)	Filed as Exhibit A to Exhibit 99.1 to the Registrant’s Proxy Statement on Form 6-K furnished with the Securities and Exchange Commission on July 8, 2016 and incorporated herein by reference.

(9)	Filed as Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016, and incorporated herein by reference.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MAGAL SECURITY SYSTEMS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Magal Security Systems Ltd. and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audit and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We did not audit the financial statements of Senstar Latin America SA DE CV., a wholly-owned subsidiary, which reflect total assets constituting 10% at December 31, 2017, and total revenues constituting 20% in 2017, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Senstar Latin America SA DE CV., is based solely on the report of the other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company's auditor since 1984.
Tel-Aviv, Israel
March 28, 2018

Salles Sainz

Grant Thornton

An instinct for growth™

To the shareholders of Senstar Latin America, S. A. de C.V.:	Salles, Sainz – Grant Thornton, S.C. Periférico Sur 4348 Col. Jardines del Pedregal 04500, México, D.F. T +52 55 5424 6500 F +52 55 5424 6501 www.ssgt.com.mx

Opinion on Financial Statements

We have audited the accompanying balance sheet of Senstar Latin America, S. A. de C.V. (the Company) as of December 31, 2017, comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audit, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Salles, Sainz – Grant Thornton, S.C.

C.P.C. Guillermo Segura Herrera
We have served as the Company's auditor since 2017.
Mexico City, Mexico
March 28, 2018

Contadores y Consultores de Negocios Miembro de Grant Thornton International Ltd

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2016	2017

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$19,692	$22,463
Short-term bank deposits	31,036	27,025
Restricted deposits	1,809	2,842
Trade receivables (net of allowance for doubtful accounts of $ 2,064 and $ 1,557 at December 31, 2016 and 2017, respectively)	13,702	14,489
Unbilled accounts receivable	4,232	6,309
Other accounts receivable and prepaid expenses (Note 3)	2,751	2,850
Inventories (Note 4)	6,818	9,596

Total current assets	80,040	85,574

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term trade receivables	308	-
Long-term deposits and restricted bank deposits	126	155
Severance pay fund	1,321	1,524
Deferred income taxes (Note 12)	2,114	2,579

Total long-term investments and receivables	3,869	4,258

PROPERTY AND EQUIPMENT, NET (Note 5)	5,301	5,718

INTANGIBLE ASSETS, NET (Note 6)	4,933	4,303

GOODWILL (Note 7)	11,850	12,692

Total assets	$105,993	$112,545

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2016	2017
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$4,040	$5,198
Customer advances	5,602	7,191
Other accounts payable and accrued expenses (Note 8)	11,646	13,784

Total current liabilities	21,288	26,173

LONG-TERM LIABILITIES:
Deferred revenues	472	891
Deferred income taxes	167	190
Accrued severance pay	2,089	2,328
Other long-term liabilities	59	14

Total long-term liabilities	2,787	3,423

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2016 and December 31, 2017; Issued and outstanding: 22,894,348 shares at December 31, 2016 and 23,032,448 shares at December 31, 2017	6,679	6,716
Additional paid-in capital	93,441	93,975
Accumulated other comprehensive loss	(1,923)	(87)
Foreign currency translation adjustments (Company's standalone financial statements)	412	5,859
Accumulated deficit	(16,600)	(23,514)

Total Magal shareholders' equity	82,009	82,949
Non-controlling interest	(91)	-

Total shareholders' equity (Note 10)	81,918	82,949

Total liabilities and shareholders' equity	$105,993	$112,545

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2015	2016	2017

Revenues	$63,736	$67,825	$64,292
Cost of revenues	32,722	34,570	32,967

Gross profit	31,014	33,255	31,325

Operating expenses:
Research and development, net	4,814	6,779	6,558
Selling and marketing	14,785	17,536	18,158
General and administrative	7,026	7,445	7,853

Total operating expenses	26,625	31,760	32,569

Operating income (loss)	4,389	1,495	(1,244)
Financial income (expenses), net (Note 15)	642	(591)	(3,961)

Income (loss) before income taxes	5,031	904	(5,205)
Taxes on income (tax benefit) (Note 12)	1,923	(122)	1,695

Net income (loss)	3,108	1,026	(6,900)

Less - loss (income) attributable to non-controlling interests	33	3	(14)

Net income (loss) attributable to Magal shareholders'	$3,141	$1,029	$(6,914)

Basic income (loss) per share	$0.19	$0.06	$(0.30)

Diluted income (loss) per share	$0.19	$0.06	$(0.30)

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2015	2016	2017

Net income (loss)	$3,108	$1,026	$(6,900)
Realized foreign currency translation adjustments	-	-	64
Foreign currency translation adjustments	(3,891)	(73)	1,772

Total comprehensive income (loss)	$(783)	$953	$(5,064)

Total comprehensive income (loss) attributable to non-controlling interests	$(33)	$(3)	$14

Total comprehensive income (loss) attributable to Magal shareholders'	$(750)	$956	$(5,078)

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment - the Company	Retained earnings (accumulated deficit)	Non- controlling interests	Total shareholders' equity

Balance as of January 1, 2015	16,269,022	$4,935	$69,174	$2,041	$632	$(20,770)	$(55)	$55,957

Issuance of shares upon exercise of employee stock options	129,850	33	471	-	-	-	-	504
Stock-based compensation	-	-	243	-	-	-	-	243
Foreign currency translation adjustments- the Company	-	-	-	-	(226)	-	-	(226)
Comprehensive income (loss):
Net income	-	-	-	-	-	3,141	(33)	3,108
Foreign currency translation adjustments	-	-	-	(3,891)	-	-	-	(3,891)

Balance as of December 31, 2015	16,398,872	4,968	69,888	(1,850)	406	(17,629)	(88)	55,695

Issuance of share capital, net (Note 10b)	6,170,386	1,626	21,991	-	-	-	-	23,617
Issuance of shares upon exercise of employee stock options	325,090	85	1,304	-	-	-	-	1,389
Stock-based compensation	-	-	258	-	-	-	-	258
Foreign currency translation adjustments- the Company	-	-	-	-	6	-	-	6
Comprehensive income (loss):
Net income	-	-	-	-	-	1,029	(3)	1,026
Foreign currency translation adjustments	-	-	-	(73)	-	-	-	(73)

Balance as of December 31, 2016	22,894,348	6,679	93,441	(1,923)	412	(16,600)	(91)	81,918

Issuance of shares upon exercise of warrants	60,000	16	238	-	-	-	-	254
Issuance of shares upon exercise of employee stock options	78,100	21	306	-	-	-	-	327
Stock-based compensation	-	-	144	-	-	-	-	144
Foreign currency translation adjustments- the Company	-	-	-	-	5,447	-	-	5,447
Purchase of non-controlling interests	-	-	(154)	-	-	-	77	(77)
Comprehensive income (loss):
Net income (loss)	-	-	-	-	-	(6,914)	14	(6,900)
Realized foreign currency translation adjustments	-	-	-	64	-	-	-	64
Foreign currency translation adjustments	-	-	-	1,772	-	-	-	1,772

Balance as of December 31, 2017	23,032,448	$6,716	$93,975	$(87)	$5,859	$(23,514)	$-	$82,949

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2016	2017

Cash flows from operating activities:

Net income	$3,108	$1,026	$(6,900)
Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,503	1,740	1,876
Loss (gain) on sale of property and equipment	18	5	(4)
Increase (decrease) in accrued interest and exchange differences on short-term and other long-term liabilities	(218)	(57)	2,996
Stock based compensation	243	258	144
Decrease in trade receivables, net	6,261	1,487	153
Decrease (increase) in unbilled accounts receivable	(1,570)	1,395	(1,593)
Decrease (increase) in other accounts receivable and prepaid expenses	(151)	221	119
Decrease (increase) in inventories	(635)	1,200	(2,079)
Increase in deferred income taxes	(51)	(1,722)	(467)
Decrease (increase) in long-term trade receivables	(387)	319	329
Increase (decrease) in trade payables	(2,934)	857	787
Increase (decrease) in other accounts payable and accrued expenses and deferred revenues	(483)	(1,010)	1,521
Increase in customer advances	1,385	3,351	1,207
Accrued severance pay, net	(631)	(137)	(41)

Net cash provided by (used in) operating activities	$5,458	$8,933	$(1,952)

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2016	2017
Cash flows from investing activities:

Investment in short-term deposits	$(592)	$(27,868)	$-
Proceeds from sale of short-term bank deposits	5,777	-	4,103
Release of long-term bank deposits and restricted deposit	1,985	13	(15)
Investment in restricted deposit	-	(1,031)	(1,061)
Proceeds from sale of property and equipment	104	93	35
Purchase of property and equipment	(876)	(797)	(934)
Investment in know-how and patents	(1)	(31)	(13)
Payments for acquisition of Aimetis, net of cash acquired (1)	-	(12,113)	-

Net cash provided by (used in) investing activities	6,397	(41,734)	2,115

Cash flows from financing activities:

Proceeds from issuance of shares, net of issuance costs of $ 201	-	23,617	-
Short-term bank credit, net	(2,573)	-	-
Principal payment of long-term bank loans	(1,899)	-	-
Proceeds from issuance of shares upon exercise of options to employees	504	1,389	327
Proceeds from issuance of shares upon exercise of warrants	-	-	254
Purchase of shares from non-controlling interests, net	-	-	(77)

Net cash provided by (used in) financing activities	(3,968)	25,006	504

Effect of exchange rate changes on cash and cash equivalents	(2,170)	168	2,104

Increase (decrease) in cash and cash equivalents	5,717	(7,627)	2,771
Cash and cash equivalents at the beginning of the year	21,602	27,319	19,692

Cash and cash equivalents at the end of the year	$27,319	$19,692	$22,463

Supplemental disclosures of cash flows activities:

Cash paid during the year for:
Interest	$116	$27	$148

Income taxes	$753	$1,677	$1,855

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2016	2017
(1) Payments for acquisition of Aimetis, net of cash acquired:

Net fair value of assets acquired and liabilities assumed of the fiber company at the date of acquisition (see also Note 1b):
Net assets (liabilities) (excluding cash and cash equivalents)	$-	$(293)	$-
Technology	-	3,759	-
Customer relationship	-	761	-
Adjustment to deferred revenue	-	671	-
Contingent consideration		(82)
Deferred tax liability, net	-	(562)	-
Goodwill	-	7,859	-

Total payments for acquisition of Aimetis, net of cash acquired	$-	$12,113	$-

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

On September 30, 2016, the Parent Company completed a rights offering according to which it distributed to all holders of its ordinary shares at no charge, subscription rights to purchase up to an aggregate of 6,170,386 Ordinary shares. The rights offering was fully subscribed for and the Parent Company received net proceeds of approximately $ 23,617 after deducting issuance expenses related to the rights offering of approximately $ 201.

On October 1, 2014, FIMI Opportunity Fund ("FIMI"), completed the purchase of approximately 40% of Magal's outstanding shares from Ki Corporation Limited, a Company beneficially owned by Mr. Nathan Kirsh. Following the closing of the transaction, FIMI is the largest shareholder of Magal.

b.	2016 Acquisition:

On April 1, 2016 (the “Closing Date”), a wholly-owned subsidiary of the Parent Company, completed the acquisition of all of the outstanding ordinary shares of Aimetis Corp. (“Aimetis”), a corporation incorporated under the laws of Canada for total consideration of $ 14,469, consisting of $ 14,387 in cash and performance-based contingent payments ("Earn-out") in a total of up to $ 844. The Earn-out payments were measured, by using the Monte Carlo Simulation of the triangular model, at fair value at the Closing Date in the amount of $ 82. Since the performance conditions have not been met, the liability of $ 82 was eliminated, and the respective amount was included as a reduction of general and administrative expenses in the statement of operations in 2016.

In addition, a retention payment in the amount of $ 844 was paid as a result of the continued employment of two of its executive employees with Aimetis during the period of 13 months following the closing date. The expense was recognized on a linear basis.

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

The amounts of revenue and net earnings of Aimetis since the acquisition date included in the consolidated income statement for the reporting period are:

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

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position. When the purchase price of a non-controlling interest by the Company exceeds the book value at the time of purchase, any excess or shortfall is recognized as an adjustment to additional paid-in capital.

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

f.          Inventories:

Inventories are stated at the lower of cost or net realizable value. The Company periodically evaluates the inventory quantities on hand relative to historical and projected sales volumes, current and historical selling prices and contractual obligations to maintain certain levels of parts. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories, market prices lower than cost and adjusted revenue forecasts.

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

During the years ended December 31, 2015, 2016 and 2017, the Company recorded inventory write-offs in the amounts of $ 465, $ 226 and $ 128, respectively. Such write-offs were included in cost of revenues.

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

During the years ended December 31, 2015, 2016 and 2017, the Company did not record any impairment charges relate to its intangible assets.

j.          Impairment of long-lived assets:

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. In 2015, 2016 and 2017, the Company did not record any impairment charges attributable to property and equipment.

k.	Goodwill:

Goodwill has been recorded as a result of acquisitions and represents the excess of the costs over the net fair value of the assets of the businesses acquired.

Goodwill is allocated to three reporting units: one unit within the Products segment and the Cyber security reporting unit and Video reporting unit, both within the Video and Cyber security segment.

The Company follows ASC 350, "Intangibles - Goodwill and Other."

ASC 350 requires goodwill to be tested for impairment, at the reporting unit level.

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the 5two-step impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test. The Company elects to perform an annual impairment test of goodwill as of December 31 of each year, or more frequently if impairment indicators are present.

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

Goodwill annual impairment test for the Products segment:

The material assumptions used for the goodwill annual impairment test for the Products segment, according to the income approach for 2017 were five years of projected net cash flows, a weighted average cost of capital rate of 14% and a long-term growth rate of 3%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

As required by ASC 820, "Fair Value Measurements and Disclosures," the Company applies assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

During the years ended December 31, 2015, 2016 and 2017, the Company did not record any impairment charges relates to the goodwill allocated to the reporting units within the Products segment.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Goodwill annual impairment test for the Cyber security reporting unit within the Video and Cyber security segment:

The material assumptions used for the goodwill annual impairment test for the Cyber security segment, according to the income approach for 2017 were five years of projected net cash flows, a weighted average cost of capital rate of 15% and a long-term growth rate of 3%. The Company considered current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

As required by ASC 820, "Fair Value Measurements and Disclosures," the Company applies assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

During the years ended December 31, 2015, 2016 and 2017, the Company did not record any impairment charges relates to the goodwill allocated to the Cyber security reporting unit within the Video and Cyber security segment.

Goodwill annual impairment test for the Video reporting unit within the Video and Cyber security segment:

The material assumptions used for the goodwill annual impairment test for the Video reporting unit, according to the income approach for 2017 were five years of projected net cash flows, a weighted average cost of capital rate of 16.6% and a long-term growth rate of 3%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

As required by ASC 820, "Fair Value Measurements and Disclosures," the Company applies assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

During the years ended December 31, 2016 and 2017, the Company did not record any impairment charges relates to the goodwill allocated to the Video reporting unit within the Video and Cyber security segment.

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

The Company generates revenues from the sales of its software products user licenses as well as from maintenance, support, consulting and training services. The Company grants its product licenses primarily through its distributors, resellers and value added resellers ("VARs"), through its sales representatives and indirectly through original equipment manufacturers ("OEMs"). The end customers, OEMs, distributors, resellers or VARs, as the case may be, are considered to be end users for the purposes of revenue recognition.

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

The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the accelerated attribution method over the vesting period.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an accounting policy election for forfeitures and classification on the statement of cash flows. For public companies, ASU 2016-09 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The Company adopted ASU 2016-09 during the first quarter of 2017, at which time it changed its accounting policy to account for forfeitures as they occur. There was no material impact of the adoption of this standard on the Company’s financial statements.

During the years ended December 31, 2015, 2016 and 2017, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $ 243, $ 258 and $ 144, respectively.

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

The following assumptions were used in the Binomial option pricing model for the years ended December 31, 2015 and 2016 (no options were granted in 2017):

	2015	2016

Dividend yield	0%	0%
Expected volatility	36.86%-50.05%	27.72%-46.02%
Risk-free interest	0.24%-2.16%	0.61%-1.59%
Contractual term	4-7 years	5-7 years
Forfeiture rate	10%	10%
Suboptimal exercise multiple	1.41	1.41

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

The following table provides the detail of the change in the Company's warranty accrual, which is a component of other accrued liabilities on the consolidated balance sheets for the years ended December 31, 2016 and 2017:

	December 31,
	2016	2017

Warranty provision, beginning of year	$1,213	$1,197
Charged to costs and expenses relating to new sales	452	230
Costs of warranties granted	(456)	(251)
Foreign currency translation adjustments	(12)	105

Warranty provision, end of year	$1,197	$1,281

q.         Net earnings per share:

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share." Certain of the Company's outstanding stock options have been excluded from the calculation of the diluted earnings per share because such securities are anti-dilutive. The total weighted average number of the Company's ordinary shares related to the outstanding options excluded from the calculations of diluted earnings per share was 712,391 shares, 559,250 shares and 137,988 shares for the years ended December 31, 2015, 2016 and 2017, respectively.

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

Of the Company's cash and cash equivalents and short-term and restricted bank deposits at December 31, 2017, $ 38,804 was invested in major Israeli and U.S. banks, and approximately $ 13,526 was invested in other banks, mainly with the Royal Bank of Canada, BBVA Bankcomer, Deutsche Bank and Natwest Bank. Cash and cash equivalents in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and therefore, bear low risk.

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

Changes in the Company's allowance for doubtful accounts during the three years period ended December 31, 2017 are as follows:

	Year ended December 31,
	2015	2016	2017

Balance at the beginning of the year	$1,802	$2,331	$2,064
Doubtful debt expenses during the year	749	429	299
Customers write-offs/collection during the year, net	(185)	(706)	(957)
Exchange rate	(35)	10	151

	$2,331	$2,064	$1,557

As of December 31, 2017, the Company has no significant off-balance sheet concentrations of credit risk, such as foreign exchange contracts or foreign hedging arrangements.

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

In the years ended December 31, 2015, 2016 and 2017, the Company recorded tax expenses (income) in connection to uncertainties in income taxes of $ 147, $ (230) and $ 245, respectively.

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

On December 31, 2007, the then Chairman of the Company's Board of Directors, retired from his position. Pursuant to his retirement agreement, the retired Chairman is entitled to receive certain perquisites from the Company for the rest of his life. As of December 31, 2017, the actuarial value of these perquisites is estimated at approximately $ 666. This provision was included as part of accrued severance pay.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance expenses for the years ended December 31, 2015, 2016 and 2017, amounted to approximately $ 245, $ 1,126 and $ 1,095, respectively.

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

(iii)
The carrying amounts of the Company's long-term debt are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. As of December 31, 2017, there was no material difference in the fair value of the Company's long-term borrowing compared to their carrying amount.

v.         Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2015, 2016 and 2017, were $ 122, $ 219 and $ 194, respectively.

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

As of December 31, 2015, 2016 and 2017, the Company did not have any derivative instruments, measured at fair value on a recurring or nonrecurring basis.

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

The Company has determined that its items of comprehensive income (loss) relate to unrealized gain from foreign currency translation adjustments.

The total accumulated other comprehensive income (loss), net was comprised as follows:

	Year ended December 31,
	2015	2016	2017

Foreign currency translation adjustments	$(1,850)	$(1,923)	$(87)

Total accumulated other comprehensive income (loss)	$(1,850)	$(1,923)	$(87)

z.	Non-controlling interest

The Company established a subsidiary in India subsidiary in 2012, which was 51% owned by the Company and 49% owned by a local partner.  The non-controlling interest relating to the India subsidiary was not material in 2016 and 2017.  During 2017, the Company entered to Share Purchase Agreement with the local partner, according to which, the Company acquired the 49% interest from the local partner for total consideration of approximately $ 100. As of December 31, the Company owns 100% of the India subsidiary.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.	Impact of recently issued accounting standards:

In May 2014, the FASB issued Accounting Standard Update No. 2014-09, Revenue from Contracts with Customers (Topic 606). The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU is effective for the Company in 2018 using either of two methods: (i) retrospective application of ASU 2014-09 to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective application of ASU 2014-09 with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09 ("Modified Retrospective Adoption Transition Method").

The Company established an implementation team to analyze the potential impact the standard will have on its consolidated financial statements and related disclosures as well as its business processes, systems and controls. This includes reviewing revenue contracts across all revenue streams and evaluating potential differences that would result from applying the requirements under the standard. The Company will adopt the new standard on January 1, 2018 using the Modified Retrospective Adoption Transition Method with cumulative effect of applying the new guidance recognized as an adjustment to the opening retained earnings balance.

The Company completed its evaluation of the Standard and expects a change relating to allocating the transaction price to separate performance obligations. Under current GAAP the Company used the residual approach to allocate the transaction price between software and maintenance and support elements. The standard requires an entity to estimate the standalone selling price for each performance obligation and allocate the transaction price to each performance obligation on a relative standalone selling price basis with limited exceptions. When the good or service is sold at highly variable amounts the standalone selling price may be determined by the residual approach. The standard states that the residual approach can only be applied to contracts with multiple promised goods or services when the selling price of one or more goods or services is unknown.

In addition, the Standard requires the deferral and amortization of “incremental” costs incurred to obtain a contract. The primary contract acquisition cost for the Company are sales commissions. If the amortization period of those costs are one year or less, the costs are expensed as incurred, which is a practical expedient manner permitted under the new guidance. Under current GAAP, the Company expenses sales commissions as incurred while under the Standard such costs will be classified as a contract asset and amortized over a period that approximates the timing of revenue recognition on the underlying contracts. Upon initial application, the Company will record in the opening balance as of January 1, 2018, short term and long term assets, a decrease in deferred revenues and a cumulative effect to accumulated deficit, in immaterial amounts.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ("ASU 2016-02"). The new guidance requires lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 also will require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018 including interim periods within those fiscal years, but early adoption is permitted. The ASU requires a modified retrospective transition approach and provides certain optional transition relief.

The Company is currently evaluating when it will adopt this new standard and the expected impact on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15"). This new standard clarifies certain aspects of the statement of cash flows, including the classification of debt prepayment or debt extinguishment costs or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees and beneficial interests in securitization transactions. This new standard also clarifies that an entity should determine each separately identifiable source of use within the cash receipts and payments on the basis of the nature of the underlying cash flows. In situations in which cash receipts and payments have aspects of more than one class of cash flows and cannot be separated by source or use, the appropriate classification should depend on the activity that is likely to be the predominant source or use of cash flows for the item. ASU 2016-15 will generally be applied retrospectively and is effective for annual periods beginning after December 15, 2017. The Company does not expect that this new guidance will have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash ("ASU 2016-18"), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 will be effective for the Company in the first quarter of 2018 and early adoption is permitted. The Company does not expect that this new guidance will have a material impact on its consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 eliminates Step 2 of the goodwill impairment test, which requires the calculation of the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The Company is currently evaluating the expected impact of the standard on its consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which expands the activities that qualify for hedge accounting and simplifies the rules for reporting hedging transactions. The standard is effective for the Company beginning January 1, 2019. Early adoption is permitted. The Company is currently evaluating the expected impact of the standard on its consolidated financial statements.

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

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2016	2017

Prepaid expenses	$1,087	$1,495
Government authorities	325	730
Advances to suppliers	1,050	359
Employees	25	63
Others	264	203

	$2,751	$2,850

NOTE 4:-	INVENTORIES

	December 31,
	2016	2017

Raw materials	$983	$2,346
Work in progress	772	1,378
Finished products	5,063	5,872

	$6,818	$9,596

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

a.         Composition:

	December 31,
	2016	2017
Cost:

Land and buildings	$6,629	$7,311
Machinery and equipment	2,725	3,129
Motor vehicles	1,664	1,958
Promotional displays	526	600
Office furniture and equipment	4,166	4,619
Leasehold improvements	722	906

	16,432	18,523
Accumulated depreciation:

Buildings	3,742	4,283
Machinery and equipment	2,745	2,446
Motor vehicles	959	1,165
Promotional displays	382	453
Office furniture and equipment	2,784	3,861
Leasehold improvements	519	597

	11,131	12,805

Property and equipment, net	$5,301	$5,718

b.	Depreciation expenses amounted to $ 983, $ 954 and $ 960 for the years ended December 31, 2015, 2016 and 2017, respectively.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	INTANGIBLE ASSETS, NET

a.	Composition:

	December 31,
	2016	2017
Cost:

Know-how and patents	$4,175	$4,525
Technology	5,444	5,766
Customer relationships	1,425	1,521
Backlog	712	746

	11,756	12,558
Accumulated amortization:

Know-how and patents	4,125	4,478
Technology	1,337	2,154
Customer relationships	649	877
Backlog	712	746

	6,823	8,255

Intangible assets , net	$4,933	$4,303

b.
Amortization expenses related to intangible assets, not including the impairment of technology and customer relationships amounted to $ 520, $ 786 and $ 916 for the years ended December 31, 2015, 2016 and 2017, respectively.

c.	Estimated amortization of intangible assets for the years ended:

December 31,

2018	$914
2019	857
2020	823
2021	796
2022	669
2023 and thereafter	244

$4,303

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	GOODWILL

Goodwill relates to Products segment and Video and Cyber security segment.

Changes in the carrying amount of goodwill for the years ended December 31, 2016 and 2017 are as follows:

	Products	Video and Cyber security	Total

As of January 1, 2016	$3,310	$940	$4,250

Acquisition of Aimetis	-	7,859	7,859
Foreign currency translation adjustments	(5)	(254)	(259)

As of December 31, 2016	3,305	8,545	11,850

Foreign currency translation adjustments	165	677	842

As of December 31, 2017	$3,470	$9,222	$12,692

NOTE 8:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2016	2017

Employees and payroll accruals	$3,167	$3,082
Accrued expenses	5,691	6,100
Deferred revenues	1,273	2,163
Government authorities	103	1,427
Income tax payable and tax provision	1,150	951
Others	262	61

	$11,646	$13,784

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments to the Innovation Authority (formerly the Office of the Chief Scientist) of the Israeli Ministry of Economy, or Innovation Authority:

Under the research and development agreements between the Company and the Innovation Authority and the Company's Israeli subsidiary and the Innovation Authority and pursuant to applicable laws, the Company and its Israeli subsidiary are required to pay royalties at the rate of 3.5% of revenues derived from sales of products developed with funds provided by the Innovation Authority and ancillary services, up to an amount equal to 100% of the Innovation Authority research and development grants received, linked to the U.S. dollars plus interest on the unpaid amount received based on the 12-month LIBOR rate applicable to U.S. dollar deposits. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. During 2014 and 2015, the Company's Israeli subsidiary received grants amounted to $ 118 and $ 134, respectively, from the Innovation Authority. Following the cancelation of 2015 project, the Company's Israeli subsidiary returned the $ 134 advance grant received in 2015. The Company did not receive any grants from the Innovation Authority in 2016 and 2017.

Royalties paid to the Innovation Authority amounted to $ 42, $ 17 and $ 33 for the years ended December 31, 2015, 2016 and 2017, respectively, which were recorded in cost of revenues. As of December 31, 2017, the Company and its Israeli subsidiary had remaining contingent obligations to pay royalties in the amount of approximately $ 1,731.

b.	Royalty commitments to a third party:

During 2002, the Company entered into a development agreement for planning, developing and manufacturing a security system with a third party. Under the agreement, the Company agreed to pay the third party royalty fees based on a defined formula. As of December 31, 2017, royalty commitments under the agreement amounted to $ 55.

c.	Lease commitments:

The Company rents certain of its facilities and some of its motor vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2028.

Future minimum lease payments under non-cancelable operating lease agreements are as follows:

2018	$1,061
2019	794
2020	538
2021	470
2022	477
2023 and there after	2,167

$5,507

Total rent expenses for the years ended December 31, 2015, 2016 and 2017 were approximately $ 1,176, $ 1,121 and $ 1,055, respectively.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	Guarantees:

As of December 31, 2017 and 2016, the Company had credit lines of approximately $ 17,442 and $ 17,744, out of which $ 6,364 and $ 3,333 were utilized for bank performance guarantees and advance payment guarantees and bid bond guarantees from several banks, mainly in Israel and Canada.

e.
The Company's Canadian subsidiary has undertaken to maintain a general covenant and the following financial ratio and term in respect of its outstanding credit lines: a ratio of total liabilities to tangible net worth of not greater than 0.75:1. As of December 31, 2017, the Canadian subsidiary was in a technical default of its covenant. After the balance sheet date, the bank waived the default and has agreed that such default has been remediated.

f.	Restricted deposits:

As of December 31, 2017 the Company’s restricted deposits relate mainly to our project for the protection of critical energy infrastructure in the Americas and to several other projects, in order to guarantee the Company's performance under those projects. In connection with a project for the protection of critical energy infrastructure in the Americas, the Company was required to maintain restricted deposits in order to guarantee the Company’s performance under that project in the amount of $2,640. The deposits for the project bear an average annual interest at rate of approximately 7% and will be released to the Company after meeting predetermined milestones.

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

b.	Issued and outstanding share capital: 22,894,348 Ordinary shares at December 31, 2016 and 23,032,448 Ordinary shares at December 31, 2017.

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

As of December 31, 2017, 723,359 Ordinary shares were available for future option grants.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of employee option activity under the Company's stock option plans as of December 31, 2017 and changes during the year ended December 31, 2017 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual life (in months)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2017	592,576	4.6	52.1	277
Exercised	(78,100)	4.2
Forfeited	(101,500)	4.85

Outstanding at December 31, 2017	412,976	4.616	44.21	183

Exercisable at December 31, 2017	99,643	4.49	29.47	57

The weighted-average grant-date fair value of options granted during the years ended December 31, 2015 and 2016 were $ 1.56 and $ 1.53, respectively. No options were granted in 2017. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2017 and the exercise price, multiplied by the number of in-the-money options). This amount changes, based on the fair market value of the Company's stock. The total intrinsic value of options exercised for the years ended December 31, 2015, 2016 and 2017 were approximately $162, $ 300 and $ 174. As of December 31, 2017, there was approximately $ 160 of unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans. This cost is expected to be recognized over a period of up to 2.75 years.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2017 are follows:

Number of options outstanding as of December 31, 2017	Exercise price	Weighted average remaining contractual life	Number of options exercisable as of December 31, 2017
		(In months)

54,000	5.0	50.89	-
139,476	4.96	39.37	39,476
24,000	4.4	41.22	8,000
156,500	4.15	43.77	52,167
39,000	4.86	55.94	-

412,976		44.21	99,643

d.	Warrants:

On January 2013, as part of the acquisition of CyberSeal, the Company issued to CyberSeal's former owners warrants to purchase 898,203 of the Company's Ordinary shares at an exercise price of $ 4.16 per share. 50% of the warrants became exercisable on December 31, 2013 and will expire on December 30, 2018. The remaining 50% became exercisable on December 31, 2014 and will expire on December 30, 2019. The $ 1,500 fair value of the warrants was calculated using the Binominal model. The Company recognized the $ 1,500 as part of its additional paid-in capital. The Company granted registration rights to the recipients of the warrants. During 2017, 60,000 warrants were exercised.

e.	Dividends:

Dividends, if any, will be declared and paid in U.S. dollars. Dividends paid to shareholders in Israel will be converted into NIS on the basis of the exchange rate prevailing at the date of payment. The Company has determined that it will not distribute dividends out of tax-exempt profits.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2015	2016	2017
Numerator:
Income (loss) attributable to Magal shareholders'	$3,141	$1,029	$(6,914)

Denominator:
Denominator for basic net earnings (loss) per share weighted-average number of shares outstanding	16,347,948	17,999,779	22,989,009
Effect of diluting securities:
Employee stock options	62,763	31,654	-

Denominator for diluted net earnings (loss) per share - adjusted weighted average shares and assumed exercises	16, 410,711	18,031,433	22,989,009

NOTE 12:-	TAXES ON INCOME

a.	Tax laws applicable to the Group companies:

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

Since as of December 31, 2017 definitive criteria to determine the tax benefits had not yet been established, it cannot be concluded that the legislation in respect of technological enterprises had been enacted or substantively enacted as of that date. Accordingly, the above changes in the tax rates relating to technological enterprises were not taken into account in the computation of deferred taxes as of December 31, 2017.

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

b.	Tax rates applicable to the Group:

1.	The Israeli regular corporate tax rate for Israeli companies was 26.5% in 2015, 25% in 2016 and 24% in 2017.

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

2.	The tax rates of the Company's non-Israeli subsidiaries range between 16%-40%.

3.	Tax Reform in U.S.:

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Act”), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018.

At December 31, 2017, the Company has made reasonable estimates of the effects on the existing deferred tax balances for which provisional amounts have been recorded. The Company re-measured certain of its U.S. deferred tax assets and liabilities, based on the rates at which they are expected to reverse in the future. The estimated tax expense recorded related to the re-measurement of the deferred tax balance was $ 377.

The aforesaid provisional amounts are based on the Company’s initial analysis of the Act as of December 31, 2017. Given the significant complexity of the Act, anticipated guidance from the U.S. Treasury about implementing the Act, the potential for additional guidance from the Securities and Exchange Commission or the Financial Accounting Standards Board related to the Act, as well as additional analysis and revisions to be conducted by the Company, these estimates may be adjusted during 2018.

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

Final tax assessments:

The Company received final tax assessments through the 2014 tax year. The Company's Israeli subsidiary received final tax assessments through the 2012 tax year. The subsidiary in Latin America received final tax assessments for the 2010 and 2011 tax years.

The remaining subsidiaries have not received final tax assessments since their incorporation, however, the assessments of these subsidiaries are deemed final through the range between 2007-2011 tax years.

e.	Reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory rate, and the actual tax expense, is as follows:

	Year ended December 31,
	2015	2016	2017

Income (loss) before taxes as reported in the statements of operations	$5,031	$904	$(5,205)

Tax rate	26.5%	25%	24%

Theoretical tax	$1,333	$226	$(1,249)

Increase (decrease) in taxes:

Non-deductible items	211	249	185
Losses and other items for which a valuation allowance was provided	579	977	1,769
Realization of carryforward tax losses for which valuation allowance was provided	(587)	(541)	(28)
Changes in valuation allowance	(567)	(1,602)	-
Tax rate differences in subsidiaries	276	236	(71)
Adjustment of deferred tax balances following a changes in tax rates			410
Provision for uncertain tax positions	147	(230)	245
Taxes in respect of prior years	7	79	21
Tax withheld against which valuation allowance was provided this year	671	602	638
Investment tax credit	(158)	(220)	(178)
Other	11	102	(47)

Taxes on income (tax benefit) in the statements of operations	$1,923	$(122)	$1,695

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

f.	Taxes on income (tax benefit) included in the statements of operations:

	Year ended December 31,
	2015	2016	2017

Current	$1,979	$1,485	$2,162
Deferred	(56)	(1,607)	(467)

	$1,923	$(122)	$1,695

Domestic	$966	$407	$893
Foreign	957	(529)	802

	$1,923	$(122)	$1,695

g.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2016	2017
Deferred tax assets:
Operating loss carry forwards	$4,781	$5,158
Reserves and tax allowances	2,936	4,052

Total deferred taxes before valuation allowance	7,717	9,210
Valuation allowance	(5,603)	(6,631)

Deferred tax assets, net:	2,114	2,579

Deferred tax liabilities:	167	190

Net deferred tax assets	$1,947	$2,389

Foreign	$1,947	$2,389

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

h.	The domestic and foreign components of income (loss) before taxes are as follows:

	Year ended December 31,
	2015	2016	2017

Domestic	$(1,484)	$(1,482)	$(1,605)
Foreign	6,515	2,386	(3,600)

	$5,031	$904	$(5,205)

i.          Net operating carry forward tax losses:

The Company has estimated total available carry forward tax losses of $ 5,861 to offset against future taxable income. As of December 31, 2017, the Company recorded a full valuation allowance on these carry forward tax losses due to the uncertainty of their future realization. There is no time limitation for the realization of such tax losses.

The Parent Company's subsidiaries have estimated total available carry forward tax losses of $ 16,307, which may be used to offset against future taxable income, for periods ranging between 1 to 20 years. As of December 31, 2017, the Parent Company recorded a partial valuation allowance for its subsidiaries' carry forward tax losses due to the uncertainty of their future realization.

Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

j.	Uncertain tax positions:

As of December 31, 2016 and 2017, balances in respect to ASC 740, "Income Taxes" amounted to $ 663 and $ 908, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax positions is as follows:

	December 31,
	2016	2017

Balance at the beginning of the year	$893	$663

Additions based on tax positions taken related to the current year	45	245
Reductions related to settlement of tax matters and limitation	(275)	-

Balance at the end of the year	$663	$908

Substantially all the balance of unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate

NOTE 13:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

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

The Company adopted ASC 280, "Segment Reporting." As of December 31, 2017, the Company operates in three operational segments, as follows:

•
Perimeter Products segment (Products) - sales of perimeter products, including services and maintenance that are performed either on a fixed-price basis or pursuant to time-and-materials based contracts, and

•	Turnkey Projects segment (Projects) - installation of comprehensive turnkey solutions for which revenues are generated from long-term fixed price contracts, and

•
Video and Cyber security segment - provides software and hardware products, in the field of Video management and Cyber security, for monitoring, securing, and the active management of network video systems, video analytics, as well as wired, wireless, and fiber optic communication networks. Prior to 2016, this segment consisted of one reporting unit, the Cyber security unit.

a.	The following data present the revenues, expenditures, assets and other operating data of the Company's operating segments:

	Year ended December 31, 2015
	Products	Projects	Cyber security	Eliminations	Total

Revenues	$30,761	$34,128	$1,596	$(2,749)	$63,736

Depreciation and amortization	$787	$602	$114	$-	$1,503

Operating income (loss), before financial expenses and taxes on income	$6,023	$1,095	$(1,684)	$(1,045)	$4,389
Financial income, net					642
Taxes on income					(1,923)

Net income					$3,108

	Year ended December 31, 2016
	Products	Projects	Video and Cyber security	Eliminations	Total

Revenues	$32,372	$31,823	$5,626	$(1,996)	$67,825

Depreciation and amortization	$632	$512	$596	$-	$1,740

Operating income (loss), before financial expenses and taxes on income	$5,799	$(163)	$(3,383)	$(758)	$1,495
Financial expenses, net					(591)
Tax benefits, net					122

Net income					$1,026

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SEGMENT INFORMATION (Cont.)
	Year ended December 31, 2017
	Products	Projects	Video and Cyber security	Eliminations	Total

Revenues	$22,301	$34,742	$8,350	$(1,101)	$64,292

Depreciation and amortization	$614	$498	$764	$-	$1,876

Operating income (loss), before financial expenses and taxes on income	$242	$1,762	$(2,830)	$(418)	$(1,244)
Financial expenses, net					(3,961)
Taxes on income					(1,695)

Net loss					$(6,900)

	Year ended December 31, 2016
	Products	Projects	Video and Cyber security	Total

Total long-lived assets	$6,346	$3,198	$12,540	$22,084

	Year ended December 31, 2017
	Products	Projects	Video and Cyber security	Total

Total long-lived assets	$6,374	$3,460	$12,879	$22,713

Long-lived assets include property and equipment, net, intangible assets, net and goodwill.

b.         Major customer data (percentage of total revenues):

	Year ended December 31,
	2015	2016	2017

Customer A	13.3%	8.6%	10.2%
Customer B	18.1%	11.9%	14.6%

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SEGMENT INFORMATION (Cont.)

c.         Geographical information:

The following is a summary of revenues within geographic areas based on end customer's location and long-lived assets:

1.          Revenues:

	Year ended December 31,
	2015	2016	2017

Israel	$12,406	$8,727	$9,599
Europe	7,891	8,330	11,232
North America	17,749	23,467	15,547
South and Latin America	13,443	10,364	13,152
Africa	6,611	7,585	9,370
Others	5,636	9,352	5,392

	$63,736	$67,825	$64,292

2.          Long-lived assets:

	December 31,
	2016	2017

Israel	$3,554	$3,996
Europe	923	1,030
USA	2,860	2,612
Canada	14,081	14,404
Others	666	671

	$22,084	$22,713

Long-lived assets include property and equipment, net, intangible assets, net and goodwill.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SELECTED STATEMENTS OF INCOME DATA

Financial expenses:

	Year ended December 31,
	2015	2016	2017

Financial expenses:

Interest on short-term and long-term bank credit and bank charges and long-term debt	$(381)	$(299)	$(349)
Realization of foreign currency translation adjustments	-	-	(64)
Foreign exchange loss, net	-	(595)	(4,010)

	(381)	(894)	(4,423)
Financial income:

Interest on short-term and long-term bank deposits	54	303	462
Foreign exchange gains, net	969	-	-

	1,023	303	462

Financial income (expenses), net	$642	$(591)	$(3,961)

NOTE 16:-	EVENTS AFTER THE REPORTING DATE

In February 2018, the Company signed an agreement to acquire a 55% controlling interest in ESC BAZ Ltd., an Israeli-based company, focused on the development and manufacturing of military-grade smart security video observation and surveillance systems. The closing of the acquisition is subject to customary closing conditions and is scheduled to be completed in the second quarter of 2018.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to annual report on its behalf.

MAGAL SECURITY SYSTEMS LTD.

By:	/s/ Saar Koursh
Name: Saar Koursh
Title: Chief Executive Officer

Date: March 28, 2018