Form 20-F
period 2018-12-31
MAGAL SECURITY SYSTEMS LTD
filed 2019-04-15
CIK 896494

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
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

Ordinary Shares, par value NIS 1.0 per share …….…23,049,639 (as of December 31, 2018)

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

- i -

- ii -

INTRODUCTION

Magal Security Systems Ltd. is a leading international provider of solutions and products for physical and video security solutions, as well as site management. Since 1969, we have delivered our products as well as tailor-made security solutions and turnkey projects to customers in over 100 countries under some of the most challenging conditions. We offer comprehensive integrated solutions for critical sites, which leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions, as well as a proprietary command and control platform.

Based on our multi decade industry experience and interaction with customers, we have developed a comprehensive set of solutions and products, optimized for perimeter, outdoor and general security applications. Our broad portfolio of critical infrastructure protection and site protection technologies includes a variety of smart barriers and fences, fence mounted sensors, virtual gates, buried and concealed detection systems and sophisticated sensors for sub-surface intrusion such as to secure pipelines, as well as advanced video analytics software and video management systems. Our turnkey solutions are typically integrated and managed by sophisticated modular command and control software, supported by expert systems for real-time decision support. We have successfully installed customized solutions and products in more than 100 countries worldwide. Our ordinary shares are traded on the NASDAQ Global Market under the symbol “MAGS”.  Our website is www.magalsecurity.com.  The information on our website is not incorporated by reference into this annual report.  As used in this annual report, the terms “we,” “us,” “our,” and “Magal” mean Magal Security Systems Ltd. and its subsidiaries, unless otherwise indicated.

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

- iv -

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.            Selected Consolidated Financial Data.

The following selected consolidated financial data for and as of the five years ended December 31, 2018 are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP.  We have derived the following selected consolidated financial data as of December 31, 2017 and 2018 and for each of the years ended December 31, 2016, 2017 and 2018 from our consolidated financial statements set forth elsewhere in this annual report that have been prepared in accordance with U.S. GAAP.  We have derived the following selected consolidated financial data as of December 31, 2014, 2015 and 2016 and for each of the years ended December 31, 2014 and 2015 from our audited consolidated financial statements not included in this annual report.  The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5.  “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

	2014	2015	2016	2017	2018

Revenues	$77,543	$63,736	$67,825	$64,292	$92,602
Cost of revenues	43,049	32,722	34,570	32,967	52,299
Gross profit	34,494	31,014	33,255	31,325	40,303
Operating expenses:
Research and development, net	4,604	4,814	6,779	6,558	6,852
Selling and marketing	17,130	14,785	17,536	18,158	18,557
General and administrative	8,898	7,026	7,445	7,853	10,160
Impairment of goodwill and other intangible assets	2,439	-	-	-	979
Total operating expenses	33,071	26,625	31,760	32,569	36,548
Operating income (loss)	1,423	4,389	1,495	(1,244)	3,755
Financial income (expenses), net	1,979	642	(591)	(3,961)	1,361
Income (loss) before income taxes	3,402	5,031	904	(5,205)	5,116
Taxes on income (tax benefit)	82	1,923	(122)	1,695	2,072
Net income (loss)	$3,320	$3,108	$1,026	$(6,900)	$3,044
Less: net income (loss) attributable to non-controlling interest	(90)	(33)	(3)	14	95
Net income (loss) attributable to Magal’s shareholders	$3,410	$3,141	$1,029	$(6,914)	$2,949
Basic and diluted net earnings (loss) per share	$0.21	$0.19	$0.06	$(0.30)	$0.12
Weighted average number of ordinary shares used in computing basic net earnings per share	16,186,148	16,347,948	17,999,779	22,989,009	23,040,436
Weighted average number of ordinary shares used in computing diluted net earnings per share	16,338,056	16,410,711	18,031,433	22,989,009	23,287,751

	2014	2015	2016	2017	2018

Consolidated Balance Sheets Data:
Cash and cash equivalents	$21,602	$27,319	$19,692	$22,463	$38,665
Short and long-term deposits and restricted deposits	10,979	3,977	32,971	30,022	16,431
Working capital	45,805	43,996	58,752	59,401	61,023
Total assets	83,759	74,996	105,993	112,545	119,171
Short‑term bank credit (including current maturities of long-term loans)	3,071	-	-	-	-
Long‑term bank loans	1,406	-	-	-	-
Total shareholders’ equity	55,957	55,695	81,918	82,949	81,216

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

Historically, a relatively small number of customers account for a significant percentage of our revenues.   The Israeli Ministry of Defense, or the MOD, and the Israeli Defense Forces, or the IDF accounted for 8.6%, 10.2% and 10.9% of our revenues in the years ended December 31, 2016, 2017 and 2018, respectively. In addition, revenues from a national electricity company in Latin America accounted for 11.91%, 14.6% and 25.3% of our revenues in the years ended December 31, 2016, 2017 and 2018, respectively. The MOD, the IDF or any of our other major continuing customers may not maintain their volume of business with us or, if such volume is reduced, other customers generating similar revenues may not replace the lost business. Our inability to replace business from large contracts will adversely affect our financial results.  Any unanticipated delays in a large project, changes in customer requirements or priorities during the project implementation period, or a customer’s decision to cancel a project, may adversely impact our operating results and financial performance. Our revenues may also be affected in the future if there is a reduction in Israeli government defense spending for our programs or a change in priorities to purchase products other than ours.  Accordingly, changes in government contracting policies, budgetary constraints and delays or changes in the appropriations process could have an adverse effect on our business, financial condition and results of operations.

While we were profitable in 2018, we have incurred major losses in past years and may not operate profitably in the future.

We reported an operating profit of $3.8 million and a net income of $3 million in the year ended December 31, 2018. We may not be able to regain and sustain profitable operations in the future.  If we do not generate sufficient cash from operations, we will be required to reduce our level of expenditure or cash balance.  Such financing may not be available in the future, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, results of operations and financial condition will be materially and adversely affected.

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

We recorded foreign exchange losses, net of $0.6 million and $4 million in the years ended December 31, 2016 and 2017, respectively and a foreign exchange gain, net of $1.1 million in the year ended December 31, 2018. As a result of our rights offering in late 2016, we held a significant amount of cash and cash equivalents in U.S. dollars at year end 2016 and during 2017 and 2018. These balances were translated into Israeli Shekels, which depreciated by 1.5% and 9.8% against the U.S. dollar in 2016 and 2017, respectively and which appreciated by 8.1% against the U.S. dollar in 2018. We may incur exchange losses in the future which may materially affect our operating results.

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

In April 2018, we completed the acquisition of a 55% controlling interest in ESC BAZ Ltd., an Israeli-based company, focused on the development and manufacturing of military-grade smart Security Video Observation and Surveillance systems. In April 2016, Senstar, our fully owned Canadian subsidiary, acquired Aimetis, a Canadian-based company, which specializes in advanced video analytics software and intelligent IP video management software (VMS). In July 2017 we amalgamated our two Canadian subsidiaries. Following the amalgamation, the company maintained the name Senstar Corporation.

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

The global market for security, safety, site management solutions and products is highly fragmented and intensely competitive.  We compete principally in the market for perimeter intrusion detection systems, or PIDS, Video Management Software, or VMS, Intelligent Video Analytics, or IVA, and turnkey projects and solutions.  Some of our competitors and potential competitors have greater research, development, financial and personnel resources, including governmental support, as well as established greater penetration into certain vertical markets or geographical market segments. We cannot assure you that we will be able to compete effectively relative to our competitors or continue to develop and market new products effectively. Continued competitive pressures could cause us to lose significant market share or erode profitability margins.

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

A large portion of our sales is to markets outside of Israel.  For the years ended December 31, 2016, 2017 and 2018 approximately 87.1%, 85.1% and 85.3%, respectively, of our revenues were derived from sales to markets outside of Israel.  A key component of our strategy is to continue to expand in such international markets.  Our international sales efforts are affected by costs associated with the shipping of our products and risks inherent in doing business in international markets, including:

•	different and changing regulatory requirements in the jurisdictions in which we currently operate or may operate in the future;

•	fluctuations in foreign currency exchange rates;

•	export restrictions, tariffs and other trade barriers;

•	difficulties in staffing, managing and supporting foreign operations;

•	longer payment cycles;

•	difficulties in collecting accounts receivable;

•	political and economic changes, hostilities and other disruptions in regions where we currently sell or products or may sell our products in the future; and

•	seasonal changes in business activity.

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

The UK's decision to exit the European Union (referred to as Brexit) has caused additional volatility in the markets and currency exchange rates. Market conditions and exchange rates could continue to be volatile in the near term as this decision is implemented. The impacts of Brexit are still uncertain while the UK’s future trading and transition relationship with the EU is determined. There is the potential for our costs to increase, for example through any changes required to our systems to reflect new taxes or customs duties or other processes. Our regulatory risk could increase if there were to be future divergence with the EU regime. Our suppliers may face disruption as a result of challenges in their own organizations and supply chains. Also, delivering a great customer experience and great network will become more challenging if it is harder for us to recruit and retain skilled talent and to source sufficient construction workforce. The UK economy may also suffer as a result of this uncertainty.

In the United States, market volatility accelerated during the second quarter of 2018, resulting from increasing concerns about global trade wars, the slowing pace of global growth, inflation and more aggressive monetary policy in the U.S. and global equity markets were mixed, with U.S. markets trading higher while global and emerging markets traded in negative territory. The U.S. Federal Reserve, based on strong economic data and low unemployment, increased interest rates in 2018. As a result, the U.S. dollar strengthened against the Euro and most other currencies. In China, the industrial sector slowed and the risk of decreased growth rose as the U.S. and China each imposed tariffs on various goods and services.

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

Our success and ability to compete depend in large part upon protecting our proprietary technology.  We have 24 patents and have 8 patent applications pending.  We also rely on a combination of trade secret and copyright law and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology.  It is our policy to protect our proprietary rights in our products and operations through contractual obligations, including confidentiality and non-disclosure agreements with certain employees, distributors and agents, suppliers and subcontractors.  These measures may not be adequate to protect our technology from third-party infringement, and our competitors may independently develop technologies that are substantially equivalent or superior to ours.  Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources.  Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting in connection with the filing of the annual report on Form 20-F for each fiscal year.  We may identify material weaknesses or significant deficiencies in our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in material misstatements in our financial statements.  Any such failure could also adversely affect the results of our management’s evaluations and annual auditor reports regarding the effectiveness of our internal control over financial reporting.  We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2018, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our solutions.

The Dodd-Frank Wall Street Reform and Consumer Protection Act imposes disclosure requirements regarding the use in components of our products of “conflict minerals” mined from the Democratic Republic of Congo and adjoining countries, whether the components of our products are manufactured by us or third parties. These requirements could affect the pricing, sourcing and availability of minerals used in the manufacture of components we use in our products. Although the SEC has provided guidance with respect to a portion of the conflict mineral filing requirements that may somewhat reduce our reporting practices, there are costs associated with complying with the disclosure requirements and customer requests, such as costs related to our due diligence to determine the source of any conflict minerals used in our products. We may face difficulties in satisfying customers who may require that all of the components of our products are certified as conflict mineral free or free of numerous other hazardous materials.

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

The FIMI Partnerships owned approximately 43% of our outstanding ordinary shares as of April 12, 2019. For as long as FIMI has a controlling interest in our company, it will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Because the interests of FIMI may differ from the interests of our other shareholders, actions taken by FIMI with respect to us may not be favorable to our other shareholders.

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

U.S. holders of our ordinary shares may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company” or PFIC.  Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. If we are treated as a PFIC, U.S. Holders of shares (or rights) would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ordinary shares (or rights). In particular, any dividends paid by us, if any, would not be treated as “qualified dividend income” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.  We believe that we were not a PFIC for the taxable year of 2018.  However, since PFIC status depends upon the composition of our income and the market value of our assets from time to time, there can be no assurance that we will not become a PFIC in any future taxable year. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares (or rights).

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

A.            History and Development of the Company.

We were incorporated under the laws of the State of Israel on March 27, 1984 under the name Magal Security Systems Ltd.  We are a public limited liability company under the Israeli Companies Law, 5759-1999, and operate under this law and associated legislation.  Our principal executive offices are located near Tel Aviv, Israel, in the Yehud Industrial Zone.  Our mailing address is P.O. Box 70, Industrial Zone, Yehud 5621617, Israel and our telephone number is +972-3-539-1444.  Our agent for service of process in the United States is Senstar Inc., 13800 Coppermine Road, Second Floor, Herndon, Virginia 20171. Our website address is www.magalsecurity.com. The information on our website is not incorporated by reference into this annual report.

We are a leading international provider of products and solutions for physical security, safety and site management. We commenced operations in 1969 as a department of Israel Aircraft Industries Ltd., specializing in perimeter security systems and have delivered products, tailor-made solutions and turnkey projects to thousands of satisfied customers in over 100 countries in some of the world’s most demanding locations.

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

In April 2018, we completed the acquisition of a 55% controlling interest in ESC BAZ Ltd. an Israeli-based company, focused on the development and manufacturing of military-grade smart security video observation and surveillance systems.

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

Our capital expenditures (not including acquisition costs) for the years ended December 31, 2016, 2017 and 2018 were approximately $0.8 million, $0.9 million and $2.1 million, respectively.

B.            Business Overview.

Overview and Strategy

We develop, manufacture, market and sell comprehensive lines of perimeter intrusion detection sensors, physical barriers, video analytics and video management systems, cyber security products and systems as well as security video observation and surveillance systems to high profile customers.  Our systems are used in more than 100 countries to protect sensitive facilities, including national borders, military bases, power plants, airports, seaports, prisons, industrial sites, large retailer organizations, banks, oil and gas facilities, sporting events including athlete villages and stadiums, and municipalities from intrusion, terror, crime, sabotage or vandalism to infrastructure, assets and personnel.

Based on our decades of experience and interaction with customers, we have developed a comprehensive set of solutions and products, optimized for perimeter, outdoor and general security applications.  Our portfolio of mission critical infrastructure and site protection technologies includes a variety of smart fences and barriers, fence mounted sensors, fence mounted sensors with perimeter lighting, virtual (volumetric) fences and gates, buried and concealed detection systems and tunneling sensors to secure prisons, bank vaults and pipelines.  We deliver comprehensive IP technology and traditional closed circuit television, or CCTV, solutions, supported by our own advanced Video Management Software, or VMS solutions, which include Video Motion Detection, or VMD and Intelligent Video Analytics, or IVA.

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

Our primary objective is to become a leading international solution provider of security products and site security management solutions.  To achieve this objective, we are implementing a business strategy incorporating the following key elements:

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

•
Develop and enhance our presence in new and existing verticals. We intend to enhance our presence in vertical markets as pharmaceutical marijuana, oil and gas terminals and infrastructure. Both verticals are highly regulated and require unique security solutions. As a solution provider with a wide selection of security technologies and products we believe that we can offer a comprehensive security solution that meets the standards required by the applicable regulations. Additionally, we intend to improve our position in a number of legacy vertical markets, such as correctional, utilities and transportation.

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

Products and Services

General

Our principal physical, VMS, and cyber security products and solutions include:

•	Perimeter Intrusion Detection Systems (PIDS);

•	PIDS fence sensor with perimeter LED based lighting;

•	VMS, including IVA applications;

•	CCTV systems, including a perimeter security robotic camera platform;

•	Security Video Observation & Surveillance systems;

•	Pipeline security, third party interference (TPI);

•	Cyber security systems for security networks;

•	Life safety/duress alarm systems;

•	Command and control systems; and

•	Miscellaneous systems tailored for specific vertical market needs.

The following table shows the breakdown of our consolidated revenues for the calendar years 2016, 2017 and 2018 by operating segments:

	Year ended December 31,
	2016	2017	2018
	(In thousands)
Products	$32,372	$22,301	$27,626
Turnkey projects	31,823	34,742	57,072
Video & Cyber security	5,626	8,350	9,461
Eliminations	(1,996)	(1,101)	(1,557)
Total	$67,825	$64,292	$92,602

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

FlexZone, our latest coaxial cable based fence mounted ranging sensor can pinpoint intrusions to within ±3 m (±10 ft); it provides long physical cable lengths (up to 600 m per processor) configurable through software to many smaller virtual zones. Power and data between processors is supported through the sensor cable and thus it reduces the requirement for supporting infrastructure. A novel wireless gate sensor module is available with FlexZone providing an accelerometer based gate sensor integrated via wireless communications into a FlexZone network eliminating the need to have sensor cables attached to sliding gates.

Intelli-FIBER is a zone based fence mounted detection system based on a fiber optic sensor. During 2014, we acquired a U.S. based company with advanced fiber technology and completed the merger of its business into the group. This acquisition added new state-of-the-art products, designed for mid and long range perimeters under the product family name FiberPatrol.

Buried Sensors

Omnitrax is a fifth generation covert outdoor perimeter security intrusion detection sensor that generates an invisible radar detection field around buried sensor cables.  An alarm is emitted and the exact location identified within one meter if an intruder disturbs the field.  Targets are detected by their conductivity, size and movement and the digital processor is able to filter out nuisance alarms that could be caused by environmental conditions and small animals.

FiberPatrol, our new fiber product, is also offered to protect pipelines against sabotage  or accidental third party interference (TPI). FiberPatrol has the capability to protect up to 80 km of a pipeline with a single processor.

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

Our taut wire perimeter systems offer customers a wide range of installation options. Sensor posts can be as far as 200 feet apart, with relatively inexpensive ordinary fence support posts and anchor posts between them. These systems may stand alone, be mounted on a variety of fence posts or added to an existing wall or other structure, or mounted on short posts, with or without outriggers.

Taut wire perimeter systems have been approved by various Israeli and U.S. security and military authorities.  We have installed several hundred kilometers of these perimeter systems along Israel’s borders to assist in preventing unauthorized entry and infiltration.

Electro-static Field Disturbance Sensors

Terrain following volumetric sensors can detect intrusions before the intruder touches the sensor.  They can be installed on buildings, free-standing posts, existing fences, walls or rooftops, and will sense changes in the electrostatic field when events, such as intruders penetrating through the wires, take place.  The system’s tall, narrow, well contained detection zone allows the sensor to be installed in almost any application and minimizes nuisance alarms caused by nearby moving objects.  Our flagship product is X-Field; it consists of a set of four to as many as eight parallel field generating and sensing wires that can form a volumetric detection field as much as 5m (16.4’) in height.

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

Video and Cyber Security

VMS / IVA Solutions

Senstar Symphony 7, scheduled for release in first half 2019, has been designed to become a new benchmark for intelligent Video Management Software (VMS). The Symphony software package includes a proprietary seamless set of EAC Electronic Access Control (EAC) features.  Symphony Access Control will provide  control over a broad array of security functions, integrating Symphony’s VMS feature set to one of the broadest arrays of trusted hardware brands for access control, intrusion, HVAC and elevator control.

Senstar Symphony 7 is highly scalable, easy to set up and use, and can be used in both single server installations and multi-server deployments. Symphony 7 offers web-based administrator capabilities, centralized cloud management, native analytics applications which include motion tracking, auto-PTZ (pan–tilt–zoom) tracking, people counting,  and high security and server and storage failover which reduces the need for expensive Microsoft clustering and extra servers. We intend to expand the Symphony product line over time to address a broad new market of applications.

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

Cyber Security

Our solutions monitor, detect and protect against abnormal network activity, both landline and wireless, within and close to protected sites. Our current solutions are:

•	Tungsten – A hardened managed edge switch with built in security capabilities to monitor unauthorized traffic which is optimized for outdoors security and ICS networks (Industrial Control System); and

•	Rubidium – An easily operated SIEM (Security Information & Event Management) application, designed to manage an array of Tungsten products as well as third party network and cyber monitoring devices.

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

Flash and Flare personal emergency locating systems use radio frequency technology to provide a one touch emergency system that can be worn on a belt, or used with our newly released pendant style alarm initiation device  The systems, sold to prisons, consist of transmitters that send distress signals to receivers mounted throughout the building.  Receivers relay the signal to a central location, indicating that someone requires assistance and their exact location in the building.  As a radio frequency based product, it can also perform its function in outdoor areas surrounding a building. The systems employ an automated testing mechanism that helps to reduce maintenance costs.

PAS is another personal alarm system that uses an ultrasonic based emergency notification system. The system, sold mainly to prisons in the United States, allows individuals moving throughout a facility to quickly indicate location of an indoor crisis situation.

CCTV Systems

We have a proven track record in delivering CCTV and IVA solutions that are designed for use in outdoor applications. Following the ESC BAZ and Aimetis acquisitions, our VMS outdoor and indoor solutions present advanced technologies. These capabilities are now fully embedded as part of our Fortis4G Physical Security Information Management (PSIM) system.

Following the ESC BAZ acquisition, our portfolio includes a wide range of modular and customizable medium and long range dual technology (thermal Imaging and CCD) surveillance systems for distances of 500m up to 25km. These surveillance systems include:

•	AVIV - a short to mid-range surveillance system designed for perimeter defense and border protection.

•	Giraffe - a long-range surveillance system designed to provide powerful Intelligence, Surveillance and Reconnaissance capabilities (ISR) for commercial ports and merchant ships.

•
TOM Vehicle - a vehicle-mounted surveillance system that offers any type of patrol vehicle patrol vehicles a high quality, mobile video surveillance unit that gives vehicles operators real-time video enabling them to be fully aware of what is happening outside and around the vehicle.

•
Hawk-Eye - a surveillance system, designed for perimeter defense and border protection. It is ideal for strategic locations such as airports, borders, critical utilities, nuclear plants and oil refineries.

•	C-HAWK - a surveillance system designed for maritime environments, such as civilian ports and ships that are often difficult to protect.

•
MODOS - a discreet early-warning multi-sensor intruder detection and observation system that includes motion-detection radar, seamlessly integrated with an AVIV Video Surveillance system that can play a significant role in urban security architecture.

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

Our sales efforts focus on:

•
PIDS products  are sold indirectly through system integrators and distribution channels.  Due to the sophistication of our products, we often need to approach end-users directly and be in contact with system integrators; however, sales are directed through third-parties.

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

Customers

The following table shows the geographical breakdown of our consolidated revenues for the three years ended December 31, 2018:

	Year Ended December 31,___
	2016	2017	2018
	(In thousands)
Israel	$8,727	$9,599	$13,577
North America	23,467	15,547	24,324
Europe	8,330	11,232	14,021
South and Latin America	10,364	13,152	25,471
Africa	7,585	9,370	7,126
Others	9,352	5,392	8,083
Total	$67,825	$64,292	$92,602

For the years ended December 31, 2016, 2017 and 2018, revenues generated from sales to the MOD and IDF accounted for 8.6%, 10.2% and 10.9% of our revenues, respectively. In addition, revenues from the national electricity company in Latin America, or CFE accounted for 11.9%, 14.6% and 25.3% of our revenues in 2016, 2017 and 2018, respectively. We cannot assure you that any of our major customers will maintain their level of business with us or that, if such business is reduced, other customers generating similar revenues will replace the lost business. The failure to replace these customers with one or more customers generating similar revenues will have a material adverse effect on our financial results.

Installation, Support and Maintenance

Our systems are installed by us or by an integrating partner or in some cases by the customer after appropriate training, depending on the size of the specific project and the location of the customer’s facilities, as well as prior experience with our systems. We generally provide our customers with training on the use and maintenance of our systems, that we conduct either on-site or at our facilities. In addition, some of our local perimeter security products customers have signed maintenance contracts with us. The life expectancy of a high-security perimeter system is approximately ten years. Consequently, many miles of perimeter systems need to be replaced each year.

For systems installed outside of Israel, maintenance is provided by our local subsidiaries, by an independent third party, by partners or by the end-user. We also provide services, maintenance and support on an “as needed” basis. During the years ended December 31, 2016, 2017 and 2018, we derived approximately 20.4%, 26.7% and 19.3% of our total revenues, respectively, from maintenance and services.

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

Our research and development expenses during 2016, 2017 and 2018 were $6.8 million, $6.6 million and $6.9 million, respectively.  In addition to our own research and development activities, we also acquire know-how from external sources.  We cannot assure you that any of our research and development projects will yield profitable results in the future.

Manufacturing and Supply

Our manufacturing operations consist of engineering, fabricating, assembly, quality control, final testing and shipping of finished products.  Substantially all of our manufacturing operations are currently performed at our facilities in Canada and Israel. In 2018 we launched a “Made in USA” version of our FlexZone product to better serve our US- based partners and customers.   See Item 4D. “Information on the Company – Property, Plants and Equipment.”

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

The PIDS market is very fragmented.  Our most frequently encountered competition includes EL-FAR Electronics Systems 2000 LTD. and Afcon Security and Parking Ltd. in Israel and outside of Israel our competitors include Southwest Microwave Inc., Future Fiber Technologies, Fiber Sensys Inc., Geoquip Ltd., GPS Standard SpA, CIAS Elettronica Srl, Sorhea and Gallagher (New Zealand).

We believe that our principal competitors for our pipeline security products (FiberPatrol) are; Future Fibre Technologies Pty. Ltd., Optasense, a QinetiQ Company, Omnisens SA, and Fotech Solutions Ltd; and that our principal competitors for personal emergency location systems are Actall Corp., Bosch LLC and Visonic Networks.

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

Intellectual Property Rights

We have 24 patents issued and have 8 patent applications pending in the U.S. and in several other countries and have obtained licenses to use proprietary technologies developed by third parties.  We cannot assure you:

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

We have registered trademarks for AIMETIS, AIMETIS SYMPHONY, FIBERPATROL, FLARE, FLEXPI, FLEXPS, FLEXZONE, GUIDAR, INTELLI-FIELD, OMNITRAX, PANTHER, PINPOINTER, REPELS, SENNET, SENSTAR, SENSTAR & DESIGN, SENTIENT, ULTRAWAVE design, XFIELD, MAGAL, DTR, FORTIS, MAESTRO DB, FENSOR and ROBOGUARD.

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

C.            Organizational Structure.

We have wholly owned and majority-owned active subsidiaries that operate world-wide.   Set forth below are our significant subsidiaries.

Subsidiary Name	Country of Incorporation/Organization	Ownership Percentage
Senstar Corporation	Canada	100%
Senstar Inc.	United States (Delaware)	100%
Senstar Latin America, S.A. DE C.V.	Mexico	100%
MAGAL-S3 CANADA INC.	Canada	100%
ESC BAZ LTD.	Israel	55%

 D.           Property, Plants and Equipment.

We own a two-story 2,533 square meter facility located on a 4,352 square meter parcel in the Yehud Industrial Zone, Israel, which is used as our principal facility.  Approximately 600 square meters are devoted to administrative, marketing and management functions and approximately 800 square meters are used for engineering, system integration and customer service.  We use the remaining area of approximately 1,100 square meters for production management and production operations, including manufacturing, assembly, testing, warehousing, shipping and receiving.  We also lease a one-story 810 square meter facility located on a 1,820 square meter parcel in the Yehud Industrial Zone for $120,000 per year for use in production and operations.  The lease terminates in 2029.  The products that we manufacture at our facilities in the Yehud Industrial Zone include our taut-wire intrusion detection systems, our detection systems Fortis4G, MTC-1500, MSS-1500, RoboGuard, Fensor and other perimeter systems.

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

We own a 999 square meter facility in Cuernavaca, Mexico, which we built in August 2013.

We lease office space in Waterloo, Canada, providing the facility which houses our video management software operations. We also lease office space in two sites in the U.S. and sites world-wide. The aggregate annual rent for such offices was approximately $660,000 in 2018.

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

Following organizational changes adopted in the course of 2016, we operate in three business segments:

•	Perimeter Products segment – sales of perimeter products, including services and maintenance that are performed either on a fixed-price basis or pursuant to time-and-materials based contracts.

•	Turnkey Projects segment – installation of comprehensive turnkey solutions for which revenues are generated from long-term fixed price contracts.

•
Video and Cyber Security segment (includes Video Management Software , Intelligent Video Analytics  and Cyber Security) – sales of integrated intelligent video management solutions for security surveillance and business intelligence applications complemented by cyber-security products for monitoring, securing, and the active management of wired, wireless, and fiber optic communication networks.

Perimeter Products Segment

The Perimeter Products segment sells its products worldwide and this segment primarily includes the operations of Senstar Canada, Senstar US, and Senstar Germany. as one reporting unit. The Israeli operation of the Perimeter Products segment is considered as separate reporting unit within this segment.

Turnkey Projects Segment

The Turnkey Projects segment has operations worldwide and the segment includes a number of reporting units operating in Israel, Mexico, Romania, India, Spain and Canada.

Video and Cyber Security Segment

This segment includes Video Management Software (VMS), Intelligent Video Analytics (IVA) and Cyber-Security products. The VMS and IVA activity which is operated and managed by Senstar, following the amalgamation of Senstar and Aimetis (acquired in 2016) offers integrated intelligent video management solutions for security surveillance and business intelligence applications worldwide. Cyber security sales are mainly in the U.S., Mexico and Israel. In early 2017, product management as well as sales management of this business activity was transferred to our facility in Waterloo, Canada.

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

Our revenues from our perimeter products, turnkey projects and Video and Cyber-Security segments for the three years ended December 31, 2018 were as follows:

	Year Ended December 31,
	2016	2017	2018
	(In thousands)
Products	$32,372	$22,301	$27,626
Turnkey projects	31,823	34,742	57,072
Video and Cyber-Security	5,626	8,350	9,461
Eliminations	(1,996)	(1,101)	(1,557)
Total	$67,825	$64,292	$92,602

The increase in revenues from products was primarily due to the change in our leadership in the USA  and EMEA, including better management of our sales force. In addition, the increase in revenues of the Video and Cyber security segment was attributable to the Aimetis operation, which we acquired in April 2016. The increase in revenues from turnkey projects was primarily due to the positive performance of our Israeli and Mexican based projects activity.

Our operating income (loss) from our perimeter products, turnkey projects and Video and Cyber Security segments for the three years ended December 31, 2018 were as follows:

	Year Ended December 31,
	2016	2017	2018
	(In thousands)
Products	$5,799	$242	$2,863
Turnkey projects	(163)	1,762	2,782
Video and Cyber Security	(3,383)	(2,830)	(1,298)
Eliminations	(758)	(418)	(592)
Total	$1,495	$(1,244)	$3,755

Our operating profit in 2018 increased mainly due to the increase in sales in all of our segments of operations and major business units, as well as the results of our cost saving initiatives.

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

Growth Strategy

In the first quarter of 2016 we initiated a strategic plan to implement our growth strategy for the following 3-4 years. The strategic plan was adopted by our board of directors in the third quarter of 2016. Pursuant to the plan, we reorganized our group structure and  clearly separated our two core areas of operation - Products and  Projects. We also streamlined our product sales activity to concentrate on three regions, the Americas, EMEA and APAC.  We intend to continue to expand our sales team in the U.S., which is the main strategic market for our product activity. In 2018, we  consolidated, our EMEA operations under a  new in-region leadership.

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

Depreciation, Amortization and Impairment of goodwill. The amount of depreciation, amortization and Impairment of goodwill attributable to our perimeter products, turnkey projects and Video and Cyber-security segments for the three years ended December 31, 2018 were as follows:

	Year Ended December 31,
	2016	2017	2018
	(in thousands)
Products	$632	$614	$586
Turnkey projects	512	498	879
Video and Cyber-security	596	764	1,759
Total	$1,740	$1,876	$3,224

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

Revenue Recognition

We generates our revenues mainly from (1) installation of comprehensive security systems for which revenues are generated from long-term fixed price contracts; (2) sales of security products; (3) services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts; and (4) software license fees and related services.

Revenues from our contracts are recognized using the five-step model in ASC 606 - "Revenue from Contracts with Customers" ("ASC 606"). At first, we determine if an agreement with a customer is considered to be a contract to the extent it has a commercial substance, it is approved in writing by both parties, all rights and obligations including payment terms are identifiable, the agreement between the parties creates enforceable rights and obligations, and collectability in exchange for goods and services that will be transferred to the customer is considered as probable. We then assesse the transaction price for a contract in order to determine the consideration we expects to receive for satisfying the performance obligations called for in the contract. To the extent, the transaction price includes variable consideration (e.g., contract penalties, unpriced change orders or like measures), we usually estimate the most likely amount that should be included in the transaction price subject to constraints based on the specific facts and circumstances.

At the inception of a contract, we also evaluate and determines if a contract should be separated into more than one performance obligation. Our installation of comprehensive security systems contracts usually includes one-performance obligations due to a significant customization for each customer's specific needs and integrated system or solution.

For most of our installation of comprehensive security systems contracts, where our performance does not create an asset with an alternative use, we recognizes revenue over performance time because of continuous transfer of control to the customer. For these performance obligations that are satisfied over time, we generally recognize revenue using an input method with revenue amounts being recognized proportionately as costs are incurred relative to the total expected costs to satisfy the performance obligation. We believe that costs incurred as a portion of total estimated costs is an appropriate measure of progress towards satisfaction of the performance obligation since this measure reasonably depicts the progress of the work effort and we have the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged, the manner, and the terms of settlement, including in cases of termination for convenience. Project costs include materials purchased to produce the system, related labor, overhead expenses and subcontractor's costs. The performance costs are measured by monitoring costs and efforts devoted using records of actual costs incurred to date in the project compared to the total estimated project requirements, which corresponds to the costs related to earned revenues. We estimate the profit on a contract as the difference between the total estimated transaction price and the total expected performance costs of the contract and recognizes revenue and costs over the life of the contract. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

For contracts that are deemed to be loss contracts, we establishe forward loss reserves for total estimated costs that are in excess of total estimated consideration under a contract in the period in which they become probable.

Fees are payable upon completion of agreed upon milestones and subject to customer acceptance. Amounts of revenues recognized in advance of contractual billing are recorded as unbilled accounts receivable. In most instances, the period between the advanced recognition of revenues and the customers' billing generally ranges between one to six months.

Revenues for performance obligations that are not recognized over time are recognized at the point in time when control is transferred to the customer (which is generally upon delivery) and include mainly revenues from the sales of security products and software license fees without significant installation work. We generally do not provide a right of return to our customers. For performance obligations that are satisfied at a point in time, we evaluates the point in time when the customer can direct the use of, and obtain the benefits from, the products. Shipping and handling costs are not considered performance obligations and are included in cost of sales as incurred.

Services and maintenance are performed under either fixed-price or time-and-materials based contracts. Under fixed-price contracts, we agree to perform certain work for a fixed price. Under time-and-materials contracts, we are reimbursed for labor hours at negotiated hourly billing rates and for materials. Our service contracts include contracts in which the customer simultaneously receives and consumes the benefits provided as the performance obligations are satisfied, accordingly, related revenues are recognized, as those services are performed or over the term of the related agreements.

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

As required by ASC 606, following the determination of the performance obligations in the contract, we allocate the total transaction price to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised license fees or services underlying each performance obligation. Standalone selling price is the price at which we would sell a promised license or service separately to a customer.

We capitalizes sales commission as costs of obtaining a contract when they are incremental and if they are expected to be recovered. Amortization of sales commission expense is included in selling and marketing expenses in the accompanying consolidated statements of income. For costs that we would have capitalized and amortized over one year or less, we have elected to apply the practical expedient and expense these contract costs as incurred.

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

During the years ended December 31, 2016, 2017 and 2018 we recorded inventory write-offs from continuing operations in the amounts of $0.2 million, $0.1 million and $0.1 million, respectively.  Such write-offs were included in cost of revenues.

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

As of December 31, 2018, we had a net deferred tax asset of $3.3 million attributable to our subsidiaries.  We had total estimated available tax loss carryforwards of $8.9 million with respect to our operations in Israel and our non-Israeli subsidiaries, had estimated total available tax loss carryforwards of $8.7 million, of which $6.1 million was attributable to our U.S. subsidiaries, which may be used as an offset against future taxable income for periods ranging between 1 and 20 years.  As of December 31, 2018, we recorded a partial valuation allowance on these carryforward tax losses due to the uncertainty of their future realization.  Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

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

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the quantitative impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test.  We perform annual impairment test of goodwill as of December 31 of each year, or more frequently if impairment indicators are present

In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): - Simplifying the Test for Goodwill Impairment”, which eliminates the requirement to calculate the implied fair value of goodwill (i.e., Step 2 of the goodwill impairment test) for the purpose of measuring a goodwill impairment charge. Instead, an impairment charge shall be recognized based on the excess of a reporting unit’s carrying amount over its fair value. The standard shall be applied prospectively and is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019, for public entities. Early adoption is permitted for annual and interim goodwill impairment testing dates after January 1, 2017. We early adopted the new guidance on January 1, 2018.

We evaluate the risk of goodwill impairment at a reporting unit level. Our goodwill as of December 31, 2018, relates to our Video reporting unit, PIDS reporting unit and BAZ reporting unit.  As of December 31, 2018, the fair values of these reporting units significantly exceeded their carrying values. Accordingly, we determined that (i) the estimated fair value of each reporting unit was substantially in excess of its carrying value, (ii) each reporting unit's goodwill balance was not at risk of impairment, and (iii) therefore, no additional disclosure was required.

During the three years ended December 31, 2018, we did not record any impairment charges relating to the goodwill allocated to our Product segment, BAZ reporting unit within the Project segment and Video reporting unit within the Video and Cyber security segment.

In 2018, we recorded an impairment loss of goodwill in the amount of $1 million with respect to our Cyber security reporting unit within the Video and Cyber security segment. During the years ended December 31, 2017 and 2016, we did not record any impairment charges relates to the goodwill allocated to the Cyber security reporting unit within the Video and Cyber security segment.

Goodwill annual impairment tests

As required by ASC 820, "Fair Value Measurements and Disclosures," we apply assumptions that marketplace participants would consider in determining the fair value of the reporting unit.

The material assumptions used for the goodwill annual impairment test for the PIDS reporting unit within the Products segment, according to the income approach for 2018, were five years of projected net cash flows, a weighted average cost of capital rate of 13% and a long-term growth rate of 3%. We consider historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for the goodwill associated with the PIDS reporting unit within the Products segment.

The material assumptions used for the goodwill annual impairment test for the Cyber security reporting unit within the Video and Cyber security segment, according to the income approach for 2018, were five years of projected net cash flows, a weighted average cost of capital rate of 14% and a long-term growth rate of 2%. We consider current market conditions when determining the discount and growth rates to use in our analyses. As a result of our impairment testing we have determined that an impairment charge of $1 million was recorded, which was the remaining good will for that reporting unit.

The material assumptions used for the goodwill annual impairment test for the Video reporting unit within the Video and Cyber security segment, according to the income approach for 2018, were five years of projected net cash flows, a weighted average cost of capital rate of 16.4% and a long-term growth rate of 3%. We considered historical rates and current market conditions when determining the discount and growth rates to use in our analyses. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for goodwill.

The material assumptions used for the goodwill annual impairment test for the BAZ reporting unit within the Project segment, according to the income approach for 2018, were five years of projected net cash flows, a weighted average cost of capital rate of 15% and a long-term growth rate of 1.5%. We considered historical rates and current market conditions when determining the discount and growth rates to use in our analyses. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for goodwill.

Intangible assets

Our intangible assets are comprised of patents, acquired technology, customer relations and backlog. Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350, “Intangibles – Goodwill and Other.”

During the three years ended December 31, 2018, we did not record any impairment charges relating to intangible assets.

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

During the three years ended December 31, 2018, we did not record any impairment charges relating to long lived assets.

Functional Currency and Financial Statements in U.S. Dollars

While our functional currency in Israel is the NIS, our reporting currency is the U.S. dollar.  Translation adjustments resulting from translating our financial statements from NIS and other local operation currencies to the U.S. dollar are reported as a separate component in shareholders’ equity.

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

After the re-measurement process is complete the financial statements are translated into our reporting currency, which is the U.S. dollar, using the current rate method.  Equity accounts are translated using historical exchange rates.  All other balance sheet accounts are translated using the exchange rates in effect at the balance sheet date.  Statement of operations amounts have been translated using the average exchange rate for the year.  The resulting translation adjustments are reported as a component of shareholders’ equity. For the years ended December 31, 2016, 2017 and 2018, our foreign currency translation adjustments totaled $0.4 million, $5.9 million and $2.8 million, respectively. The losses in 2016 and 2017 were exacerbated as a result of our increased cash balances.  In late 2016 we completed a rights offering that provided us with proceeds of $ 23.6 million, which we deposited into our bank accounts in Israel. These balances were translated into NIS, which depreciated by 1.5% and 9.8% against the U.S. dollar in 2016 and 2017, respectively and in 2018 we recorded a gain of approximately $ million as the NIS appreciated by 8.1% against the U.S. dollar.

Concentrations of credit risk

Financial instruments that are potentially subject to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term bank deposits, unbilled accounts receivable, trade receivables, long-term trade receivables and long-term loans.

Of our cash and cash equivalents and short-term and restricted bank deposits at December 31, 2018, $25.6 million was deposited with major Israeli banks.  An additional $29.4 million was deposited mainly with the Royal Bank of Canada, BBVA Bankcomer, Comerica Bank and Deutsche Bank. Cash and cash equivalents deposited with U.S. banks or other banks may be in excess of insured limits and are not insured in other jurisdictions. Generally these deposits maybe redeemed upon demand and therefore bear low risk.

The trade receivables and the unbilled accounts receivable of our company and our subsidiaries are derived from sales to large and solid organizations located mainly in Israel, the United States, Canada, Africa, Mexico and Europe.  We perform ongoing credit evaluations of our customers and to date have generally not experienced any material losses.  An allowance for doubtful accounts is determined with respect to those amounts that we have determined to be doubtful of collection and in accordance with an aging policy.  In certain circumstances, we may require letters of credit, other collateral or additional guarantees.  During the years ended December 31, 2016, 2017 and 2018 we recorded $0.4 million, $0.3 million and $1.5 million of expenses related to doubtful accounts, respectively.  As of December 31, 2018, our allowance for doubtful accounts amounted to $2.8 million.

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

The following table presents certain financial data expressed as a percentage of revenues for the periods indicated:

	Year Ended December 31
	2016	2017	2018
Revenues	100%	100%	100%
Cost of revenues	51.0	51.3	56.5
Gross profit	49.0	48.7	43.5
Operating expenses:
Research and development, net	10.0	10.2	7.4
Selling and marketing, net	25.9	28.2	20.0
General and administrative	11.0	12.2	11.0
Impairment of goodwill	-	-	1.1
Operating income (loss)	2.2	(1.9)	4.1
Financial income (expenses), net	(0.9)	(6.2)	1.5
Income before income taxes	1.3	(8.1)	5.5
Taxes on income (tax benefit)	0.2	(2.6)	(2.2)
Net income	1.5	(10.8)	3.3

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

Revenues.  Revenues increased by 44% to $92.6 million for the year ended December 31, 2018 from $64.3 million for the year ended December 31, 2017.  Revenues from sales of perimeter products increased by 23.9% to $27.6 million in 2018 from $22.3 million in 2017, primarily due to the improved management and improved market conditions in North America and EMEA markets. Revenues from turnkey projects increased by 64.3% to $57.1 million in 2018 from $34.7 million in 2017, primarily due to the increased bookings and executions in our worldwide projects mainly in the Americas and Israel, as well as consolidation of revenues from the ESC BAZ reporting unit. Revenues of the Video and Cyber security segment increased by 13.3% to $9.5 million in 2018 from $8.4 million in 2017, primarily due to the increase in VMS software and hardware sales.

Cost of revenues.  Cost of revenues increased by 58.6% to $52.3 million for the year ended December 31, 2018 from $33 million for the year ended December 31, 2017.  This increase was primarily due to the increase in revenues. Cost of revenues as a percentage of revenues increased slightly to 56.5% in 2018 from 51.3% in 2017, primarily due to the increased percentage of lower margin projects and video hardware sales within our revenue mix.

Research and development expenses, net.  Research and development expenses, net increased by 4.5% to $6.9 million for the year ended December 31, 2018 from $6.6 million for the year ended December 31, 2017. The increase in mainly due to the acquisition of ESC BAZ during 2018.

Selling and marketing expenses.  Selling and marketing expenses increased by 2.2% to $18.6 million for the year ended December 31, 2018 from $18.2 million for the year ended December 31, 2017.  Selling and marketing expenses as a percentage of revenues, decreased to 20% in 2018 from 28.2% in 2017, primarily due to the increase in revenues in 2018.

General and administrative expenses.  General and administrative expenses increased by 29.4% to $10.2 million for the year ended December 31, 2018 from $7.9 million for the year ended December 31, 2017. The increase is mainly due to the acquisition of ESC BAZ, an increase in the provision for a doubtful account and to severance costs.  General and administrative expenses amounted to 11% and 12.2% of revenues in 2018 and 2017, respectively.

Impairment of goodwill.  Impairment of goodwill amounted to $1 million for the year ended December 31, 2018, which impairment relates to our Cyber security reporting unit within the Video and Cyber security segment. There were no impairment charges in 2017.

Operating income (loss).  We had operating income of $3.8 million for the year ended December 31, 2018 compared to an operating loss of $1.2 million for the year ended December 31, 2017. The increase in operating income was primarily attributable to increase in sales and gross profit, as well as the beneficial impact of operating cost reduction initiatives. The operating income (loss) of our business segments in the years ended December 31, 2017 and 2018 were as follows:

	Year Ended December 31
	2017	2018
	(In thousands)
Perimeter products	$242	$2,863
Turnkey projects	1,762	2,782
Video and Cyber Security	(2,830)	(1,298)
Eliminations	(418)	(592)
Total	$(1,244)	$3,755

Our perimeter products segment recorded operating income of $2.9 million for the year ended December 31, 2018 compared to operating income of $0.2 million for the year ended December 31, 2017, primarily as a result of an increase in revenues and gross profit, partially offset by the increase in the provision for a doubtful account. Our turnkey project segment recorded operating income of $2.8 million in the year ended December 31, 2018 compared to an operating income of $1.8 million for the year ended December 31, 2017, primarily as a result of an increase in revenues. Our Video and Cyber security segment recorded an operating loss of $1.3 million in the year ended December 31, 2018 compared to an operating loss of $2.8 million for the year ended December 31, 2017. The improved result is primarily due to an increase in revenues and operating costs reductions, partially offset by the goodwill impairment.

Financial income, net.  Our financial income, net, for the year ended December 31, 2018 was $1.4 million compared to financial expense, net of $4 million for the year ended December 31, 2017.  The financial income in 2018 were primarily attributable to foreign exchange gain, net of $1.1 million compared to foreign exchange loss, net of $4 million in 2017.

Income taxes.  We recorded tax expenses of $2.1 million in the year ended December 31, 2018 compared to tax expenses of $1.7 million in the year ended December 31, 2017, primarily due to the increase in pre-tax income and changes in our net deferred tax assets.

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

Revenues.  Revenues decreased by 5.2% to $64.3 million for the year ended December 31, 2017 from $67.8 million for the year ended December 31, 2016.  Revenues from sales of perimeter products decreased by 31.1% to $22.3 million in 2017 from $32.4 million in 2016, primarily due to the decrease in sales in North America.  Revenues from turnkey projects increased by 9.2% to $34.7 million in 2017 from $31.8 million in 2016, primarily due to the executions in our worldwide projects. Revenues of the Video and Cyber security segment increased by 48.4% to $8.4 million in 2017 from $5.6 million in 2016, primarily due to additional quarter of revenues in 2017, as Aimetis was acquired on April 1, 2016 and to an  increase in sales.

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

Operating income (loss).  We had operating loss of $1.2 million for the year ended December 31, 2017 compared to operating income of $1.5 million for the year ended December 31, 2016. The decrease in operating income was primarily attributable to loss incurred by the Video and Cyber Security segment. The operating income (loss) of our business segments in the years ended December 31, 2016 and 2017 were as follows:

	Year Ended December 31
	2016	2017
	(In thousands)
Perimeter products	$5,799	$242
Turnkey projects	(163)	1,762
Video and Cyber Security	(3,383)	(2,830)
Eliminations	(758)	(418)
Total	$1,495	$(1,244)

Our perimeter products segment recorded operating income of $0.2 million for the year ended December 31, 2017 compared to operating income of $5.8 million for the year ended December 31, 2016, primarily as a result of reduction in revenues. Our turnkey project segment recorded operating income of $1.8 million in the year ended December 31, 2017 compared to an operating loss of $0.2 million for the year ended December 31, 2016, primarily as a result of the increase in revenues. Our Video and Cyber security segment recorded an operating loss of $2.8 million in the year ended December 31, 2017 compared to an operating loss of $3.4 million for the year ended December 31, 2016.

Financial income, net.  Our financial expenses, net, for the year ended December 31, 2017 was $4 million compared to financial expense, net of $0.6 million for the year ended December 31, 2016.  The financial expenses in 2017 were primarily attributable to foreign exchange loss, net of 4 million compared to foreign exchange loss, net of $0.6 million in 2016.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2014	(0.2)	12.0	(12.2)
2015	(1.0)	(0.3)	(0.7)
2016	(0.2)	(1.5)	1.3
2017	0.4	(9.8)	10.2
2018	1.3	8.1	(6.8)

The U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the CAD.  In 2016 and 2017 the CAD appreciated against the U.S. dollar by 2.7% and 7%, respectively. In 2018 the CAD depreciated against the U.S. dollar by 8.6%. In addition, the U.S. dollar cost of our operations in Mexico is influenced by the exchange rate between the U.S. dollar and the Mexican Peso.  In 2016 Peso depreciated against the U.S. dollar by 19.2%. In 2017 and 2018 the Mexican Peso appreciated against the U.S. dollar by 4.5% and 0.4%, respectively.

In 2018, foreign currency fluctuations had a positive impact on our results of operations as we recorded foreign exchange gain, net of $1.1 million, compared to $4 million of foreign exchange loss, net in 2017.  We expect that our results of operations will continue to be affected by currency fluctuations in the future.

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

Effective Corporate Tax Rate

The Israeli corporate tax rate was 25% in 2016, 24% in 2017 and 23% in 2018.

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

As of December 31, 2018, we had net deferred tax assets of $3.3 million attributable to our subsidiaries.  We had total estimated available carryforward tax losses of $8.9 million with respect to our operations in Israel to offset against future taxable income.  We have recorded a full valuation allowance for such carryforward tax losses due to the uncertainty of their future realization. As of December 31, 2018, our subsidiaries outside of Israel had estimated total available carryforward tax losses of $8.7 million, which may be used as an offset against future taxable income for periods ranging between 1 and 20 years.  Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state tax law provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

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

B.            Liquidity and Capital Resources

Our working capital at December 31, 2018 and 2017 was $60.8 million and $59.4 million, respectively.  Cash and cash equivalents amounted to $38.7 million at December 31, 2018 compared to $22.5 million at December 31, 2017.  The increase in cash and cash equivalents is primarily due to the decrease in Short-term and long-term deposits, restricted bank deposits and escrow deposits, which amounted to $16.4 million at December 31, 2018 compared to $30 million at December 31, 2017.  Our cash and cash equivalents, short and long-term bank deposits are held in various banks, mainly in U.S. dollars, Euros, NIS and CAD.

From our inception until our initial public offering in March 1993, we financed our activities mainly through cash flow from operations and bank loans.  In March 1993, we received proceeds of $9.8 million from our initial public offering of 1,380,000 ordinary shares.  Subsequently, we made follow-on public offerings, in February 1997 (of 2,085,000 ordinary shares) and in April 2005 (of 1,700,000 ordinary shares), in which we raised $9.4 million and $14.9 million, respectively.  To allow us to begin to implement a new strategic plan, on September 8, 2010, a company affiliated with Mr. Nathan Kirsh, our former principal shareholder, provided us with a bridge loan of $10.0 million.  To repay the loan and to raise permanent capital for general working capital purposes including facilitating the implementation of our new business strategy, in July and August 2011 we raised $16.2 million from a rights offering of 5,273,274 ordinary shares and a private placement of 150,000 of our ordinary shares.

In October 2016, we completed a rights offering in which we received gross proceeds of approximately $23.8 million from the sale of 6,170,386 ordinary shares. Our controlling shareholders, FIMI V Funds purchased 3,392,869 ordinary shares including through an exercise of over-subscription rights.

In 2016, we paid approximately $12.1 million, (including $0.8 million placed in escrow to secure potential indemnity obligations and net of cash acquired) in consideration of our acquisition of Aimetis in 2016, and approximately $0.4 million (net of $2.4 million of acquired cash) in consideration of our acquisition of a majority interest in ESC BAZ Ltd. in 2018.

In connection with our acquisition of CyberSeal, we issued warrants to purchase 898,203 of our ordinary shares at an exercise price of $ 4.16 per share to CyberSeal's former owners.  Of such warrants, 60,000 warrants were  exercised in 2017. In October 2018, we agreed to purchase the remaining 838,203 warrants from the warrant holders for an aggregate consideration of $375,000. Under Israeli law, the consummation of such transaction was subject to court approval, which was granted on January 16, 2019. The closing of the purchase of the warrants occurred on March 2019.

We expect that our total research and development expenses in 2019 will be approximately $7.7 million.  Our research and development plan for 2019 covers development of new and innovative products, as well as improvement of existing technologies.

We believe that our cash and cash equivalents, bank facilities, bank deposits and our expected cash flows from operations will be sufficient to meet our ongoing cash requirements through 2019.  However, our liquidity could be negatively affected by a decrease in demand for our products, including the impact of potential reductions in customer purchases that may result from the current general economic climate.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2016	2017	2018
	(in thousands)
Net cash provided by (used in) operating activities	8,933	(1,952)	7,326
Net cash provided by (used in) investing activities	(40,703)	3,176	10,121
Net cash provided by (used in) financing activities	25,006	504	77
Effect of exchange rate changes on cash and cash equivalents	160	2,076	(1,029)
Increase (decrease) in cash, cash equivalents and restricted cash	(6,604)	3,804	16,495
Cash, cash equivalents and restricted cash at the beginning of the year	28,105	21,501	25,305
Cash, cash equivalents and restricted cash at the end of the year	$21,501	$25,305	$41,800

Net cash provided by operating activities was approximately $8.9 million and $7.3 million in the years ended December 31, 2016 and 2018, respectively compared to net cash used in operating activities of approximately $2 million in the year ended December 31, 2017.

Net cash provided by operating activities in the year ended December 31, 2018 was primarily attributable to 2018 profit, as well as $3.2 million of depreciation and amortization expenses, an increase of $3.2 million in customer advances, an increase of $3.1 million in other accounts payable and accrued expenses and deferred revenues, an increase of $1.1 million in trade payables and a decrease of $0.6 million in trade receivables. This was offset in part by an increase of $4 million in inventories, an increase of $1 million in deferred income taxes, an increase of $1.3 million in other accounts receivables and prepaid expenses and an increase of $0.5 million in accrued interest and exchange differences on short-term and other long-term liabilities.

Net cash used in operating activities in the year ended December 31, 2017 was primarily attributable to our 2017  loss, as well as an increase of $2.1 million in inventories, an increase of $1.6 million in unbilled receivables and an increase of $0.5 million in deferred income taxes. This was offset in part by an increase of $3 million in accrued interest and exchange differences on short-term and other long-term liabilities, $1.9 million of depreciation and amortization expenses, an increase of $1.5 million in other accounts payable and accrued expenses and deferred revenues, an increase of $1.2 in customer advances, an increase of $0.8 million in trade payables and a decrease of $0.5 million in short-term and long-term trade receivables.

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

Net cash provided by investing activities was approximately $10.1 million in the year ended December 31, 2018 compared to net cash provided by investing activities of approximately $3.2 million in the year ended December 31, 2017 and net cash used in investing activities was approximately $40.7 million in the year ended December 31, 2016.

In the year ended December 31, 2018, our net cash provided by investing activities was primarily attributable sale of short-term bank deposits of $12.9. This was offset in part by purchase of property and equipment for $2.1 million, payments for business acquisitions of ESC BAZ of $0.4 million (net of acquired cash) and investment in technology of $0.3 million.

In the year ended December 31, 2017, our net cash provided by investing activities was primarily attributable sale of short-term bank deposits of $4.1 million. This was offset in part by purchase of property and equipment for $0.9 million.

In the year ended December 31, 2016, our net cash used in investing activities was primarily attributable to investments of short-term bank deposits and restricted deposit of $28.9 million, payments for business acquisitions of Aimetis of $12.1 million and a purchase of property and equipment for $0.8 million.

Net cash provided by financing activities was $0.1 million in the year ended December 31, 2018 compared to net cash provided by financing activities of approximately $0.5 million in the year ended December 31, 2017 and net cash used in financing activities of approximately $25 million in the year ended December 31, 2016.

In the year ended December 31, 2018, our net cash provided by financing activities was attributable to issuance of shares upon exercise of options of $0.1 million.

In the year ended December 31, 2017, our net cash provided by financing activities was primarily attributable to issuance of shares upon exercise of options and warrants of $0.6 million.

In the year ended December 31, 2016, net cash provided by financing activities was $25 million. In 2016 we received net proceeds of $23.6 million from a rights offering and $1.4 million from the exercise of options and issuance of shares under our employee stock purchase plan.

We had capital expenditures of approximately $0.8 million, $0.9 million and $2.1 million in the years ended December 31, 2016, 2017 and 2018, respectively.  We estimate that our capital expenditures for 2019 will total approximately $0.7 million.  We expect to finance these expenditures primarily from our cash and cash equivalents and our operating cash flows.  However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions and changes in the demand for our products.

Credit Lines and Other Debt

As of December 31, 2018, we had credit lines with Bank Leumi Le-Israel B.M., or Bank Leumi and Union Bank of Israel Ltd., or Union Bank, totaling $15 million in the aggregate (of which $11.9 million is reserved exclusively for guarantees out of which $2.8 million was available as of December 31, 2018).  Our credit lines at Bank Leumi and Union Bank have no restrictions as to our use of the credit.  We are not under any obligation to maintain financial ratios or other terms in respect of our credit lines. In addition, as of December 31, 2018, our foreign subsidiary had credit lines with the Royal Bank of Canada of $1.4 million in the aggregate, of which $1.2 million was available at December 31, 2018.

Our Canadian subsidiary has undertaken to maintain a general covenant and the following financial ratio and term in respect of its outstanding credit lines: a ratio of total liabilities to tangible net worth of not greater than 0.75:1. As of December 31, 2018, the Canadian subsidiary was in a default of its covenant. After the balance sheet date, the bank acknowledged the default and agreed to the Company's plan to remedy such default until May 31, 2019. Such default has no impact on the Company's financial statements as of December 31, 2018.

As of December 31, 2018, our outstanding balances under our credit lines in Israel consisted of several bank performance, advance payment and bid guarantees totaling approximately $9.1 million, at an annual cost of 0.65%-1.15%.  As of December 31, 2018, the outstanding balances under the credit lines of our subsidiary consisted of several bank performance, advance payment and bid guarantees totaling approximately $0.2 million, at an annual cost of 1% -2%.

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

In 2015, CyberSeal received $134,000 from the Innovation Authority. Following the cancelation of the 2015 project, CyberSeal returned the $134,000 grant received in 2015.

In 2018, Magal received approval for a grant of $301,000 from the Innovation Authority, subject to development milestones achievement. The grant is for further development of  Roboguard.

For the years ended December 31, 2016, 2017 and 2018, we paid the Innovation Authority royalties in the amount of $17,000, $33,000 and $6,000, respectively.  These royalties related to sales of perimeter security products and management security systems. As of December 31, 2018, we had a contingent obligation to pay royalties to the Innovation Authority in the amount of approximately $1.7 million upon the successful sale of perimeter security products developed under research and development programs sponsored by the Innovation Authority.

We participate in programs sponsored by the Industrial Research Assistance Program (IRAP) in Canada. During 2018 our Canadian subsidiary received grants in the amount of $ 6,000.

Investment Tax Credit

Our Canadian subsidiary is eligible for investment tax credits for its research and development activities and for certain current and capital expenditures.  For the years ended December 31, 2018, 2017 and 2016, our Canadian subsidiary recognized $179,000, $117,000 and $149,000, respectively, of investment tax credits.

In addition, as of December 31, 2018, our U.S. subsidiary had available investment tax credits of approximately $245,000 million to reduce future federal and state income taxes payable.  These credits will expire in 2019 through 2025 in the U.S. As of December 31, 2018, our subsidiaries made a full valuation allowance in respect of such investment tax credits.

D.            Trend Information.

Our 2018 results were impacted by delays in infrastructure security spending in North America. On the other hand, the continuous spending on critical infrastructure security in developing regions, coupled with the growth in VMS and IVA global demand and the signs of gradual recovery in North America will affect the industry in the near future.

E.             Off-Balance Sheet Arrangements.

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.            Tabular Disclosure of Contractual Obligations.

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2018 and the effect we expect them to have on our liquidity and cash flow in future periods.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations	4,893	1,119	720	1,581	1,473
Other long-term liabilities reflected on our balance sheet under U.S. GAAP	2,181	-	-	-	2,181
Total	7,074	1,119	720	1,581	3,654

In addition, we have guaranteed advance payments, the performance of our work and provided warranties for the performance of our work to certain of our customers (usually governmental entities).  Such guarantees are required by contract for our performance during the installation and operational period of projects throughout Israel and the rest of the world.  The performance guarantees typically expire soon after certain milestones are met and warranty guarantees typically expire at the end of the warranty period.  The maximum potential amount of future payments we could be required to make under our guarantees at December 31, 2018 was $9.3 million.  We have not recorded any liability for such amounts as we believe our performance will not result in any claims.

ITEM 6.	Directors, Senior Management and Employees

A.            Directors and Senior Management.

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Gillon Beck	57	Chairman of the Board of Directors
Ron Ben-Haim	49	Director
Jacob Berman	70	Director
Avraham Bigger (1)(2)	73	Director
Liza Singer (1)(2)	48	External Director
Moshe Tsabari (1)(2)	65	External Director
Dror Sharon	53	Chief Executive Officer
Yaacov Vinokur	41	Chief Financial Officer
Brian Rich	62	Deputy CEO, CTO and President of Senstar Corporation
Doron Kerbel	47	Vice President – General Counsel and Company Secretary
Yaniv Shachar	45	Senior Vice President & General Manager Magal Israel
Jeremy Weese	42	Senior Vice President & COO of Senstar Corporation
Kristen Cory	36	Vice President North America Sales
Carlos Garcia Almeida	48	General Manager Latin America
Fabien Haubert	44	Vice President EMEA Sales
Gord Loney	66	Vice President APAC Sales
____________
(1) Member of our Audit Committees.
(2) Member of our Compensation Committee

Gillon Beck has served as a director and Executive Chairman of our board of directors since September 2014. Since 2003, Mr. Beck has been a Senior Partner at FIMI Opportunity Funds, the controlling shareholder of Magal, as well as a Director of the FIMI Opportunity Funds’ General Partners and SPV companies. In addition, Mr. Beck currently serves as Chairman of the Board of ImageSat NV, Bet Shemesh Engines LTD (TASE), Ham-Let (Israel-Canada) Ltd. (TASE), Rivulis Irrigation Ltd., Inrom Industries Ltd., Oxygen and Argon Works Ltd and Overseas Commerce Ltd., Bird Aerosystems Ltd, and is a director of Inrom Construction Industries Ltd. (TASE), Orbit Technologies Ltd (TASE), Carmel Forge Ltd., Monfort Medical Ltd,  AITECH Ltd,  and Unitronics (1989) (R”G) Ltd (TASE).  During the past five years, Mr. Beck had served as a member of the Board of Directors of the following public companies: Overseas Commerce Ltd (TASE), Ormat Technologies Inc. (NYSE) and Ormat Industries Ltd. From 1999 to 2003, Mr. Beck served as Chief Executive Officer and President of Arad Ltd., a publicly-traded water measurement and automatic meter reading company, and from 1995 to 1999, he served as Chief Operating Officer of Arad Ltd. Mr. Beck received a Bachelor of Science degree (Cum Laude) in Industrial Engineering in 1990 from the Technion – Israel Institute of Technology, and a Master of Business Administration in Finance in 1992 from Bar-Ilan University.

Ron Ben-Haim has served as a director since September 2014.  Mr. Ben-Haim has been a partner in FIMI Opportunity Funds since 2006. Mr. Ben-Haim currently serves on the boards of directors of  Poliram Plastic Industries Ltd., Oxygen and Argon Works Ltd., Tadir-Gan (Precision Products) 1993, Ltd. (TASE), Aitech Rugged Group, Inc., Rivulis Irrigation Ltd., Inrom Industries Ltd., Inrom Construction Industries Ltd. (TASE), Nirlat Paints Ltd., Alony Ltd., Orbit Technologies, Ltd. (TASE), G1 Security Solutions, Ltd (TASE) and TAT Technologies, Ltd. (TASE, NASDAQ). Mr. Ben Haim formerly served as a member of the boards of directors of the following public companies: Hadera Paper Ltd., Overseas Commerce, Ltd., Medtechnica, Ltd., Ginegar Plastic Products, Ltd., Raval Acs, Ltd.,  Merhav Ceramic and Building Materials Center, Ltd. and Ophir Optronics, Ltd. Mr. Ben Haim was previously with Compass Advisers, LLP, an investment banking firm based in New York and in Tel Aviv and with the Merrill Lynch Mergers and Acquisitions group in New York. Prior to Merrill Lynch, Mr. Ben-Haim worked at Teva Pharmaceuticals in production management. Mr. Ben-Haim holds a B.Sc. degree in industrial engineering from the Tel Aviv University and an M.B.A. degree from New York University.

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

Liza Singer has served as an external director since June 2010.  Since 2003, Ms. Singer has served as the owner’s representative of the Lewis Trust Group, an investment assessment and development entity that focuses on tourist projects and the development of marine and hotels resorts.  Ms. Singer serves as a director of the Haifa Port and Diners Club Israel Ltd. During 2007, Ms. Singer served as the chief operating officer and country manager of Brack Capital Real Estate.  Previously, Ms. Singer served as the Vice President of Business Development of the Baran Group, a provider of engineering and construction services, as investment director of Syntek Capital, a private-equity investment company and as an associate at APAX Partners & Co., a venture capital fund.  Previously Ms. Singer worked at Kesselman & Kesselman, the Israeli member firm of PriceWaterhouseCoopers and at Gornitzky & Co. a leading Israeli law firm.  Ms. Singer has an LL.B degree, a B.A. degree in accounting and an M.B.A. degree, all from Tel Aviv University.  Ms. Singer is a certified public accountant (Israel) and a registered lawyer with the Israeli Bar Association.

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

Dror Sharon  has served as our Chief Executive Officer since June 24, 2018 following a six years career as President and CEO at Controp Precision Technology Ltd., a company specializing in developing, manufacturing and selling Electro Optical and Precision Motion Control Systems for the global defense and homeland security (HLS) markets. Prior to that, Mr. Sharon served in various positions at Opgal Optronics Ltd., the last four years as its President and CEO. Mr. Sharon holds an MBA degree from Derby University, United Kingdom and a B.Sc. degree in Mechanical Engineering (Dean’s award of excellence) from the Technion -Israel Institute of Technology, Haifa, Israel.

Yaacov (Kobi) Vinokur joined our company as Chief Financial Officer in September 2016. Prior to joining our company, Mr. Vinokur served for three years as Chief Financial Officer of Miya (Arison Group), a global provider of comprehensive water efficiency solutions and a water utilities operator. Prior to that, Mr. Vinokur served in several key leadership positions at Brink’s Company (NYSE: BCO), a global leader in cash logistics, including Chief Financial Officer - Developing Markets division, Director of Procurement - EMEA division and Director of Finance - Global Services division. Prior to his career with Brink’s, Mr. Vinokur served as an Executive Director at Shapira Films, one of the leading film distribution and production companies in Israel, as well as a Head of Treasury at the Ministry of Defense of Israel. In 2017, the Israeli CFO Forum honored Mr. Vinokur with its annual CFO Excellence award. Mr. Vinokur, a certified public accountant in the United States and Israel, holds a B.A. degree in Accounting and Economics (magna cum laude) from Haifa University and a M.B.A. degree (cum laude) from Tel Aviv University. Mr. Vinokur is also a graduate of Harvard Business School’s Leadership Development Program.

Brian Rich serves as Deputy CEO, CTO and President of Senstar Corporation, our Canadian subsidiary since May 2015.  Prior to such date, he served as President of Senstar Corporation since September 2000.  Prior to joining Magal, Mr. Rich served as Vice President, Engineering and Operations at Intelligent Detection Systems (IDS), a designer and manufacturer of trace explosives and narcotics detection equipment.  Prior to IDS he was a founding member of Senstar Corporation Canada from October 1981 to February 1998, during which time he held positions of increasing responsibility ending as Vice President, Engineering and Systems, and prior to that was a research engineer at Computing Devices Company of Canada (a Control Data company).  Mr. Rich holds a B.A.Sc. degree in Electrical Engineering from the University of Toronto.

Doron Kerbel has served as our General Counsel since July 2015.  Prior to joining Magal, Mr. Kerbel had served for more than eight years as legal counsel at Elbit Systems Ltd. (NASDAQ: ESLT) Aerospace Division.  Mr. Kerbel has extensive experience in advising on variety of commercial legal issues, mergers and acquisitions as well as (private finance initiatives) PFI and BOT (Build Operate Transfer) projects, both locally and internationally.  Prior to his work at Elbit Systems, Mr. Kerbel was an associate lawyer at M. Firon & Co. and Senior Legal Counsel for International Law at the Israeli Embassy to the Netherlands.  Mr. Kerbel holds a LL.B. degree from the Interdisciplinary Center (IDC) Herzliya and a LL.M. degree (with distinction) from the International Law School, University of Amsterdam.

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

Jeremy Weese joined Magal in 1999 in a design engineering role. During his tenure with the company Mr. Weese has moved through progressive levels of responsibility within the research and development department. Prior to taking the position of Chief Operations Officer, Mr. Weese was responsible for the Company’s product portfolio and research and development activities as VP of Engineering. Mr. Weese has served in his current role as Senior VP & COO since April 2016. Mr. Weese is a Professional Engineer and member of the IEEE. He holds a B.A.Sc. degree in Computer Engineering from the University of Ottawa.

Kristen Cory joined our company in January 2019 as Vice President - North American Sales of Senstar Corporation, our Canadian subsidiary.  Prior to Senstar, Ms. Cory held the position of Director of Business Development with Hikvision USA – world’s largest provider of video surveillance solutions – where she focused on the demand creation side of generating rapid business growth. Prior to Hikvision, Ms. Cory controlled the operations (sales, technical, support, etc.) for Raytec Systems, Inc.; a high end security LED lighting solution for the enterprise and oil & gas industries.

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

Fabien Haubert joined our company in February 2018 as Vice President Sales – EMEA Region, based in Paris, France.  Mr. Haubert’s most recent experience (February 2014 – February 2018) was with UK based CCTV solution provider Indigo Vision located in Edinburgh where he was Regional Director – EMEA South.  Previous to his 4 years at Indigo he worked with several companies in the VMS, IP CCTV, intrusion, access control and integration areas since 2002.  He has extensive experience in sales management with past responsibility for the EMEA region.  Mr. Haubert has a technical background with a Master of Science degree in Electronics Engineering (Ecole Supérieure d’Ingénieurs en Electrontechnique et Electronique) as well as a Master of Strategy and Engineering of International business (Ecole Supérieure des Sciences Economiques et Commerciales).  He speaks French, English, Spanish, and Italian and has a working knowledge of Dutch.

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

The terms of office of Messrs. Beck, Berman, Ben-Haim and Bigger will expire at our 2019 annual general meeting of shareholders.  The terms of our external directors, Mr. Tsabari and Ms. Singer, expire in 2020 and 2019, respectively.

Mr. Dror Sharon replaced Saar Koursh as our CEO in June 2018. Mr. Yaniv Shachar, E.V.P. and General Manager of Magal Israel, acted as CEO in the interim period after Mr. Koursh left our company on April 30, 2018.

B.            Compensation

Compensation of Directors and Executive Officers

The aggregate compensation costs on behalf of our directors and executive officers as a group during 2018 (including the former Chief Executive Officer who was replaced during the course of 2018) consisted of approximately $3.1 million in salary, fees, bonus, equity based compensation, commissions and directors’ fees, but excluding dues for professional and business associations, business travel and other expenses commonly reimbursed or paid by companies. As of December 31, 2018, the aggregate amount set aside or accrued for pension, retirement and vacation or similar benefits for our directors and executive officers was approximately $0.1 million.  In addition, we e provide automobiles to our executive officers at our expense.

We pay our directors an annual fee of NIS 90,000 (approximately $24,000) and a fee of NIS 4,000 (approximately $1,050) for each board or committee meeting that they attend.  Such amounts are linked to the Israeli consumer price index, or CPI, and are updated on a semi-annual basis and accordingly, are adjusted to reflect changes in the CPI in February and August, each year. In addition, we pay to our Executive Chairman a monthly payment of NIS 15,000 (approximately $4,000).

As of December 31, 2018, our directors and executive officers as a group, then consisting of 16 persons, held options to purchase an aggregate of 669,500 ordinary shares, having exercise prices ranging from $4.15 to $5.61.  Generally, the options vest over a two to four year period.  Of such options, no options to purchase ordinary shares expire in 2019; and options to purchase 669,500 ordinary shares expire in each of 2020 -2026.  See this Item 6E. “Directors, Senior Management and Employees – Share Ownership – Stock Option Plans.”

Compensation of Senior Office Holders – Israel Companies Law Disclosure

The table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Israeli Companies Law) during the year ended December 31, 2018 (which include one former executive officer), in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Information Regarding the Covered Executive(1) (in thousands)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Dror Sharon – Chief Executive Officer	148	73	134	116	471
Saar Koursh – Former Chief Executive Officer	102	219	146	(63)	404
Yaniv Shachar - Senior Vice President & General Manager Magal Israel	167	74	58	31	330
Fabien Haubert - Vice President EMEA Sales	161	76	51	15	303
Yaacov Vinokur - Chief Financial Officer	141	60	63	11	275
(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.
(2)
All current Covered Executives listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2018.

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

(4)	Amounts reported in this column refer to Variable Compensation such as commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2018.
(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2018.

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

The compensation policy serves as the basis for decisions concerning the financial terms of employment or engagement of officer holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation committee must also consider among others, the ratio between the cost of terms offered to the relevant director or office holder and the average  and median cost of compensation of the other employees of the company, including those employed through manpower companies, the effect of disparities in salary upon work relationships in the company, the possibility of reducing variable compensation at the discretion of the board of directors; the possibility of setting a limit on the exercise value of non-cash variable compensation; and as to severance compensation (in excess of those promulgated by applicable labor law), the period of service of the director or office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

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

Once a compensation policy is properly adopted, the Israeli Companies Law requires the compensation policy to be approved by the company’s compensation committee, with subsequent approval of the board of directors. In addition, compensation of the directors and the chief executive officer is also subject to the approval of the shareholders at a general meeting. The approval of the compensation of the chief executive officer that complies with the compensation policy is subject to the same majority requirements as the approval of a transaction between a company and its controlling shareholder.  Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply.  The terms of employment of the company’s directors and executive officers must satisfy the requirements of the compensation policy in respect of matters relating to compensation. Any deviations from the compensation policy in respect of the compensation of the office holders require the approval of the compensation committee, the board of directors and the shareholders. If the deviation is with respect to the compensation of the chief executive office then such approval must be made by the majority of the shareholders provided that such majority includes the majority of the votes of the non-controlling shareholder and other shareholders who have personal interest in the proposal (unless such personal interest is not related to the controlling shareholder) present and voting (excluding abstention). Such special majority is not required if the number of votes of the non-controlling shareholders and shareholder who do not have personal interest in the proposal as previously mentioned is lower than 2% of the aggregate voting rights in the company.

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

D.            Employees

As of December 31, 2018, we employed 411 full-time employees, of whom 55 were employed in general management and administration, 79 were employed in selling and marketing, 18 were employed in projects management, 194 were employed in production, installation and maintenance, and 65 were employed in engineering and research and development.  Of such full-time employees, 158 were located in Israel, 29 were in the United States, 119 were in Canada and 105 were in various other countries.

As of December 31, 2017, we employed 360 full-time employees, of whom 45 were employed in general management and administration, 83 were employed in selling and marketing, 16 were employed in projects management, 158 were employed in production, installation and maintenance, and 58 were employed in engineering and research and development.  Of such full-time employees, 112 were located in Israel, 31 were in the United States, 110 were in Canada and 107 were in various other countries.

As of December 31, 2016, we employed 406 full-time employees, of whom 50 were employed in general management and administration, 81 were employed in selling and marketing, 21 were employed in projects management, 182 were employed in production, installation and maintenance, and 72 were employed in engineering and research and development.  Of such full-time employees, 128 were located in Israel, 29 were in the United States, 133 were in Canada and 116 were in various other countries.

Our relationships with our employees in Israel are governed by Israeli labor legislation and regulations, extension orders of the Israeli Ministry of Labor and personal employment agreements.  We are subject to various Israeli labor laws, collective bargaining agreements entered into from time to time between the Manufacturers Association and the New General Federation of Workers (the Histadrut), as well as collective bargaining arrangements.  Such laws, agreements and arrangements cover a wide range of areas, including minimum employment standards, such as working hours, minimum wages, vacation, procedures for dismissing employees, severance pay and pension plans and special issues, such as equal pay for equal work, equal opportunity in employment and employment of youth and army veterans. We are currently engaged in negotiations with the Histadrut in relation to a collective agreement which will apply to our employees in Israel. Israeli law requires severance pay upon certain circumstances, including upon the retirement or death of an employee or termination of employment without due cause.  Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration, which amounts also include payments for national health insurance.  In addition, certain of our employees are parties to individual employment agreements.  We generally provide our employees with benefits and working conditions beyond the required minimums.  Each of our subsidiaries provides a benefits package and working conditions which we believe are competitive with other companies in their field of operations.

E.            Share Ownership.

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of April 12, 2019.

Name	Number of Ordinary Shares Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Gillon Beck (3)	-	-
Ron Ben-Haim (3)	-	-
Jacob Berman	13,750	*
Avraham Bigger	-	-
Liza Singer	-	-
Moshe Tsabari	-	-
Dror Sharon	-	*
Yaacov Vinokur (4)	8,000	-
Brian Rich (5)	8,333	*
Doron Kerbel (6)	13,166	*
Yaniv Shachar (7)	24,000	*
Jeremy Weese (8)	16,548	*
Kristen Cory	-	-
Carlos Garcia Almeida	-	-
Fabien Haubert	-	-
Gord Loney	100	*
All directors and executive officers as a group (16 persons)	83,897	*
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

(2)	The percentages shown are based on 23,143,985 ordinary shares issued and outstanding as of April 12, 2019.

(3)	Does not include any ordinary shares held by the FIMI Funds.

(4)	Includes 8,000 ordinary shares issuable upon the exercise of currently exercisable options.

(5)	Includes 8,333 ordinary shares issuable upon the exercise of currently exercisable options.

(6)	Includes 13,166 ordinary shares issuable upon the exercise of currently exercisable options.

(7)	Includes 24,000 ordinary shares issuable upon the exercise of currently exercisable options.

(8)	Includes 16,548 ordinary shares issuable upon the exercise of currently exercisable options.

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

The 2010 Plan is designed to allow the grantees to benefit from the tax benefits under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961.  Our Board of Directors has resolved that all options that will be granted to Israeli residents under the 2010 Plan will be taxable under the “capital gains route.”  Pursuant to this route, the profit realized by an employee is taxed as a capital gain (25%) if the options or underlying shares are held by a trustee for at least 24 months from their date of the grant or issuance.  Any difference between the exercise price of the options and the average price of the company’s shares during the 30 trading days before the date of grant of the options will be treated as ordinary income and will be taxed according to the employee’s marginal tax rates plus social contribution.  If the underlying shares are sold before the elapse of such period, the profit is re-characterized as ordinary income. As of December 31, 2018, options to purchase 889,118 ordinary shares were outstanding under the 2010 Plan, exercisable at an average exercise price of $4.865 per share. During 2018, 555,000  options were awarded under the 2010 Plan. Options to purchase 17,191 ordinary shares were exercised during 2018.

ITEM 7.	Major Shareholders and Related Party Transactions

A.            Major Shareholders

The following table sets forth certain information as of April 12, 2019 regarding the beneficial ownership of our ordinary shares, by each person or entity known to us to own beneficially 5% or more of our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
FIMI Opportunity Five (Delaware), Limited Partnership (3)	4,646,924	20.1%
FIMI Israel Opportunity Five, Limited Partnership (3)	5,207,235	22.5%
Grace & White, Inc. (4)	1,409,399	6.1%

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

(2)	The percentages shown are based on 23,143,985 ordinary shares issued and outstanding as of April 12, 2019.

(3)
Based on Schedule 13D/A filed with the SEC on October 11, 2016 and other information available to us.  The address of FIMI Opportunity Five (Delaware), Limited Partnership and FIMI Israel Opportunity Five, Limited Partnership is c/o FIMI FIVE 2012 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 6789141, Israel.

(4)
Based upon a Schedule 13G/A filed with the SEC on January 29, 2019 by Grace & White, Inc. The Schedule 13G/A indicates that Grace & White, Inc. is a registered investment adviser.  The address of Grace & White, Inc. is 515 Madison Avenue, Suite 1700, New York, NY 10022.

Significant Changes in the Ownership of Major Shareholders

On October 11, 2016, FIMI Five 2012 Ltd., FIMI Opportunity Five (Delaware), Limited Partnership and FIMI Israel Opportunity Five, Limited Partnership, or the FIMI Partnerships, filed a Schedule 13D/A reflecting beneficial ownership of 9,854,159 ordinary shares, or 42.6%, of our issued and outstanding ordinary shares, as of such date.

On February 7, 2017, Grace & White, Inc. filed an amendment to its Schedule 13G reflecting beneficial ownership of 1,569,833, or 6.8%, of our issued and outstanding ordinary shares. On February 1, 2018, Grace & White, Inc. filed an amendment to its Schedule 13G reflecting beneficial ownership of 1,415,703, or 6.15%, of our issued and outstanding ordinary shares. On January 29, 2019, Grace & White, Inc. filed an amendment to its Schedule 13G reflecting beneficial ownership of 1,409,399, or 6.12%, of our issued and outstanding ordinary shares.

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 26, 2019, there were 29 holders of record of our ordinary shares, of which 26 record holders holding approximately 91.2% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 91.1% of our outstanding ordinary shares as of such date.

B.            Related Party Transactions.

In October 2017, we completed a rights offering in which we received gross proceeds of approximately $23.8 million from the sale of 6,170,386 ordinary shares. In the rights offering, we distributed to each of our shareholders one subscription right for each eight ordinary shares held by such holder. Our controlling shareholders, FIMI V Funds, purchased 3,392,870 ordinary shares including through an exercise of over-subscription rights for a total subscription price of $ 13,096,478.20.

C.            Interests of Experts and Counsel.

Not applicable.

ITEM 8.	Financial Information

A.            Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

See the consolidated financial statements included under Item 18, “Financial Statements.”

Export Sales

In the years ended December 31, 2016, 2017 and 2018, our operations based outside of Israel generated income to customers outside of Israel of approximately $48.2 million, $45.2 million and $67.4 million, respectively, or 71.1%, 70.2% and 72.8% of our total revenues, respectively.  In the years ended December 31, 2016, 2017 and 2018, the total amount of our export revenues generated by our Israeli facilities to countries outside of Israel was approximately $10.9 million, $9.6 million and $11.7 million, respectively, or 16.%, 14.9% and 12.6%, of our total revenues, respectively.

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

A.            Offer and Listing Details.

Our ordinary shares are traded on the NASDAQ Global Market.  Our ticker symbol is “MAGS.”

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

General Meetings of Shareholders

Under the Israeli Companies Law, a company must convene an annual meeting of shareholders at least once every calendar year and within 15 months of the last annual meeting.  Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required.  Our board of directors may, in its discretion, convene additional meetings as “special general meetings.”  In addition, the board must convene a special general meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company.  See this Item 10B. “Additional Information – Memorandum and Articles of Association – Rights Attached to Shares – Voting Rights.”

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

The Israeli Companies Law also provides that an acquisition of shares of a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company.  An acquisition of shares of a public company must also be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company and there is no existing 45% or greater shareholder in the company.  These requirements do not apply if the acquisition (i) was made through a private placement that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company.  The special tender offer must be extended to all shareholders but the offer may include explicit limitations allowing the offeror not to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  The special tender offer may be effected only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

In addition, the purchase of 25% or more of the outstanding share capital of a company or the purchase of substantial assets of a company requires, under certain conditions, the approval of the Restrictive Practices Authority.  Furthermore, if the target company has received tax incentives of grants from the Office of the Chief Scientist, changes in ownership may require also the approval of the tax authorities or the Office of the Chief Scientist, as applicable.

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

C.            Material Contracts.

On April 2, 2018, we acquired 55% controlling interests in ESC BAZ Ltd. ("BAZ"). BAZ is an Israeli-based company focused on the development and manufacturing of military-grade smart Security Video Observation and Surveillance systems. The BAZ product portfolio includes a wide range of modular and customizable medium and long range surveillance systems for distances from 500m up to 25km.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on their taxable income. Since January 2018, the corporate tax rate is 23%. However, the effective tax rate payable by a company that generates income from an Approved Enterprise or a Preferred Enterprise, as further discussed below, may be considerably lower.  In addition, Israeli companies are currently subject to regular corporate tax rate on their capital gains.

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

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 68):

An additional amendment to the Investment Law became effective in January 2011, or the 2011 Amendment. Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to the incentives prior to the 2011 Amendment that were limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Investment Law) would enjoy further reduced tax rates for a period of ten years of 5% in Zone A and 8% elsewhere. As with dividends distributed from taxable income derived from an Approved Enterprise or Benefiting Enterprise during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company, provided however that dividends distributed from ‘Preferred Income’ from one Israeli corporation to another, would not be subject to tax. While a company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment. Under the transitional provisions of the 2011 Amendment, we could have elected whether to irrevocably implement the 2011 Amendment with respect to our existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment or keep implementing the legislation prior to the 2011 Amendment during the next years. The 2011 Amendment had no material effect on the tax payable in respect of our operations and therefore, we did not elect to implement the 2011 Amendment.

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

Since definitive criteria to determine the tax benefits had not yet been established as of December 31, 2018, it cannot be concluded that the legislation in respect of technological enterprises had been enacted or substantively enacted as of that date. Accordingly, the above changes in the tax rates relating to technological enterprises were not taken into account in the computation of deferred taxes as of December 31, 2018.

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

Passive Foreign Investment Companies

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year of 2018. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned an ordinary share, certain adverse consequences could apply to the U.S. Holder. Specifically, gain recognized by a U.S. Holder on a sale or other disposition of such ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ordinary share. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election) may be available to U.S. Holders and may result in alternative tax treatment. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the IRS on IRS Form 8621.

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

F.            Dividends and Paying Agents.

Not applicable.

G.            Statements by Experts.

Not applicable.

H.            Documents on Display.

We are subject to certain of the reporting requirements of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act.  As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required to file quarterly reports including financial statements.  We file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm.  We also submit to the SEC reports on Form 6-K containing, among other things, press releases and unaudited financial information.  We post our annual report on Form 20-F on our website (www.magalsecurity.com) promptly following the filing of our annual report with the SEC.  The information on our website is not incorporated by reference into this annual report.

The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. We make our reports available on our internet website, free of charge, as soon as reasonably practicable after such material is electronically filed with the SEC. The documents concerning our company that are referred to in this annual report may also be inspected at our executive offices in Israel.

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

The U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the CAD.  In 2016 and 2017 the CAD appreciated against the U.S. dollar by 2.7% and 7%, respectively. In 2018 the CAD depreciated against the U.S. dollar by 8.6%. In addition, the U.S. dollar cost of our operations in Mexico is influenced by the exchange rate between the U.S. dollar and the Mexican Peso.  In 2016, the Peso depreciated against the U.S. dollar by 19.2%. In 2017 and 2018 the Mexican Peso appreciated against the U.S. dollar by 4.5% and 0.4% respectively.

During the years ended December 31, 2016 and 2017, foreign currency fluctuations had a negative impact on our results of operations and we recorded a foreign exchange loss, net of $0.6 million and $4 million, respectively. During the year ended December 31, 2018, foreign currency fluctuations had a positive impact on our results of operations and we recorded a foreign exchange gain, net of $1.1 million. We cannot assure you that in the future our results of operations may not be materially affected by currency fluctuations.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018.  In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission.  Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

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

                ITEM 16B.            Code of Ethics

Our amended and restated code of ethics, which was adopted in April 2010, applies to our chief executive officer and all senior financial officers of our company, including our chief financial officer, chief accounting officer or controller, and persons performing similar functions.  The amended and restated code of ethics reflects our growing emphasis on international operations and better addresses issues related with such activities by providing clear instructions in connection with commercial international activities.  The code of ethics is publicly available on our website at www.magalsecurity.com.  Written copies are available upon request.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website.

                 ITEM 16C.           Principal Accountant Fees and Services

Independent Public Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by our principal independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young global.  All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31,
Services Rendered	2017	2018
Audit (1)	262,000	243,000
Tax (2)	86,000	99,000
Other (3)	12,000	12,000
Total	360,000	354,000
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

                ITEM 16E.             Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any ordinary shares of our company nor did an affiliated purchaser purchase any shares of our company on our behalf during 2018.

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

•
the requirement that our independent directors have regularly scheduled meetings at which only independent directors are present.  Under Israeli law, independent directors are not required to hold executive sessions.

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

                ITEM 18.               Financial Statements

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Consolidated Financial Statements

                ITEM 19.               Exhibits

Exhibit No.	Description
1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant (2)
2.1	Specimen Share Certificate for Ordinary Share (3)
2.2	Registrant’s 2010 Israeli Share Option Plan (4)
2.4	Amendment to Registrant’s 2010 Israeli Share Option Plan(5)
4.1	Share Purchase Agreement, dated as of April 1, 2016, by and among Senstar Corporation, Aimetis Corp., the persons listed in Annex A thereto, and Marc Holtenhoff in his capacity as the Holder Agent(6)
4.2	Compensation Policy of Office Holders (August 8, 2016) (7
4.3	Warrant Purchase Agreement, dated October 2018, by and among the Company and the Sellers listed in Exhibit 1 thereto
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer
15.2	Consent of Sallas, Sainz – Grant Thornton, S.C.
101.INS	XBRL Instance Document.*
101.SCH	XBRL Taxonomy Extension Schema Document.*
101.PRE	XBRL Taxonomy Presentation Linkbase Document.*
101.CAL	XBRL Taxonomy Calculation Linkbase Document.*
101.LAB	XBRL Taxonomy Label Linkbase Document.*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.*
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

(3)	Filed as an exhibit to our Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on March 18, 1993, as amended, and incorporated herein by reference.

(4)	Filed as Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

(5)	Filed as Exhibit 2.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013, and incorporated herein by reference.

(6)
Filed as Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (No. 333-213020), filed with the Securities and Exchange Commission on August 9, 2016, as amended, and incorporated herein by reference.

(7)	Filed as Exhibit A to Exhibit 99.1 to the Registrant’s Proxy Statement on Form 6-K furnished with the Securities and Exchange Commission on July 8, 2016 and incorporated herein by reference.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MAGAL SECURITY SYSTEMS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Magal Security Systems Ltd. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, based on our audit and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We did not audit the financial statements of Senstar Latin America SA DE CV., a wholly-owned subsidiary, which reflect total assets constituting 11% and 10% at December 31, 2018 and 2017, respectively and total revenues constituting 27% and 20% in 2018 and 2017, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Senstar Latin America SA DE CV., is based solely on the report of the other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Tel-Aviv, Israel
April 15, 2019

Salles Sainz

Grant Thornton

An instinct for growth™

Salles, Sainz – Grant Thornton, S.C. Periférico Sur 4348 Col. Jardines del Pedregal 04500, México, D.F. T +52 55 5424 6500 F +52 55 5424 6501 www.ssgt.com.mx

To the shareholders of
Senstar Latin America, S. A. de C.V.:

Opinion on Financial Statements

We have audited the accompanying balance sheets of Senstar Latin America, S. A. de C.V. (the Company) as of December 31, 2018 and 2017,the related statements of comprehensive income, changes in shareholders' equity and cash flows for the years ended December 31, 2018 and 2017, and the related notes (collectively referred to as the "financial statements") not presented herein. In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years ended December 31, 2018 and 2017, in conformity with U.S. generally accepted accounting principles.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/Salles, Sainz – Grant Thornton, S.C.

C.P.C. Guillermo Segura Herrera
We have served as the Company's auditor since 2017.
Mexico City, Mexico
April 15, 2019

Contadores y Consultores de Negocios Miembro de Grant Thornton International Ltd

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2018	2017
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$38,665	$22,463
Short-term bank deposits	13,150	27,025
Restricted deposits	3,135	2,842
Trade receivables (net of allowance for doubtful accounts of $ 2,751 and $ 1,557 at December 31, 2018 and 2017, respectively)	14,176	14,489
Unbilled accounts receivable	6,050	6,309
Other accounts receivable and prepaid expenses (Note 3)	4,126	2,850
Inventories (Note 4)	13,863	9,596

Total current assets	93,165	85,574

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term deposits and restricted bank deposits	146	155
Severance pay fund	1,289	1,524
Deferred tax assets (Note 12)	3,459	2,579

Total long-term investments and receivables	4,894	4,258

PROPERTY AND EQUIPMENT, NET (Note 5)	6,347	5,718

INTANGIBLE ASSETS, NET (Note 6)	3,645	4,303

GOODWILL (Note 7)	11,120	12,692

Total assets	$119,171	$112,545

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2018	2017
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$6,359	$5,198
Customer advances	10,170	7,191
Deferred revenues	2,387	2,163
Other accounts payable and accrued expenses (Note 8)	13,226	11,621

Total current liabilities	32,142	26,173

LONG-TERM LIABILITIES:
Deferred revenues	1,344	891
Deferred tax liabilities	182	190
Accrued severance pay	2,181	2,328
Other long-term liabilities	351	14

Total long-term liabilities	4,058	3,423

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

REDEEMABLE NON-CONTROLLING INTEREST	1,755	-

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2018 and December 31, 2017; Issued and outstanding: 23,049,639 shares at December 31, 2018 and 23,032,448 shares at December 31, 2017	6,721	6,716
Additional paid-in capital	94,205	93,975
Accumulated other comprehensive loss	(1,827)	(87)
Foreign currency translation adjustments (Company's standalone financial statements)	2,795	5,859
Accumulated deficit	(20,678)	(23,514)

Total shareholders' equity (Note 10)	81,216	82,949

Total liabilities and shareholders' equity	$119,171	$112,545

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2018	2017	2016

Revenues	$92,602	$64,292	$67,825
Cost of revenues	52,299	32,967	34,570

Gross profit	40,303	31,325	33,255

Operating expenses:
Research and development, net	6,852	6,558	6,779
Selling and marketing	18,557	18,158	17,536
General and administrative	11,139	7,853	7,445

Total operating expenses	36,548	32,569	31,760

Operating income (loss)	3,755	(1,244)	1,495
Financial income (expenses), net (Note 15)	1,361	(3,961)	(591)

Income (loss) before income taxes	5,116	(5,205)	904
Taxes on income (tax benefit) (Note 12)	2,072	1,695	(122)

Net income (loss)	3,044	(6,900)	1,026

Less - loss (income) attributable to non-controlling interests	(95)	(14)	3

Net income (loss) attributable to Magal shareholders'	$2,949	$(6,914)	$1,029

Basic income (loss) per share	$0.12	$(0.30)	$0.06

Diluted income (loss) per share	$0.12	$(0.30)	$0.06

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2018	2017	2016

Net income (loss)	$3,044	$(6,900)	$1,026
Realized foreign currency translation adjustments	-	64	-
Foreign currency translation adjustments	(1,740)	1,772	(73)

Total comprehensive income (loss)	$1,304	$(5,064)	$953

Net income (loss) attributable to:
Non-controlling interests	$-	$14	$(3)
Redeemable non-controlling interests	95	-	-
Magal shareholders'	2,949	(6,914)	1,029

Net income (loss)	$3,044	$(6,900)	$1,026

Total comprehensive income (loss) attributable to:
Non-controlling interests	$-	$14	$(3)
Redeemable non-controlling interests	(5)	-	-
Magal shareholders'	1,309	(5,078)	956

Total comprehensive income (loss)	$1,304	$(5,064)	$953

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment - the Company	Retained earnings (accumulated deficit)	Non- controlling interests	Total shareholders' equity

Balance as of January 1, 2016	16,398,872	$4,968	$69,888	$(1,850)	$406	$(17,629)	$(88)	$55,695

Issuance of share capital, net (Note 10b)	6,170,386	1,626	21,991	-	-	-	-	23,617
Issuance of shares upon exercise of employee stock options	325,090	85	1,304	-	-	-	-	1,389
Stock-based compensation	-	-	258	-	-	-	-	258
Foreign currency translation adjustments- the Company	-	-	-	-	6	-	-	6
Comprehensive income (loss):
Net income (loss)	-	-	-	-	-	1,029	(3)	1,026
Foreign currency translation adjustments	-	-	-	(73)	-	-	-	(73)

Balance as of December 31, 2016	22,894,348	6,679	93,441	(1,923)	412	(16,600)	(91)	81,918

Issuance of shares upon exercise of warrants	60,000	16	238	-	-	-	-	254
Issuance of shares upon exercise of employee stock options	78,100	21	306	-	-	-	-	327
Stock-based compensation	-	-	144	-	-	-	-	144
Foreign currency translation adjustments- the Company	-	-	-	-	5,447	-	-	5,447
Purchase of non-controlling interests	-	-	(154)	-	-	-	77	(77)
Comprehensive income (loss):
Loss	-	-	-	-	-	(6,914)	14	(6,900)
Realized foreign currency translation adjustments	-	-	-	64	-	-	-	64
Foreign currency translation adjustments	-	-	-	1,772	-	-	-	1,772

Balance as of December 31, 2017	23,032,448	6,716	93,975	(87)	5,859	(23,514)	-	82,949

Cumulative effect adjustment resulting from adoption of ASC606	-	-	-	-	-	114	-	114
Issuance of shares upon exercise of employee stock options	17,191	5	72	-	-	-	-	77
Stock-based compensation	-	-	158	-	-	-	-	158
Foreign currency translation adjustments- the Company	-	-	-	-	(3,064)	-	-	(3,064)
Comprehensive income (loss):
Net income	-	-	-	-	-	2,949	-	2,949
Adjustment to the redemption value of redeemable non-controlling interests	-	-	-	-	-	(227)	-	(227)
Foreign currency translation adjustments	-	-	-	(1,740)	-	-	-	(1,740)

Balance as of December 31, 2018	23,049,639	6,721	94,205	(1,827)	2,795	(20,678)	-	81,216

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016

Cash flows from operating activities:

Net income (loss)	$3,044	$(6,900)	$1,026
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,245	1,876	1,740
Impairment of goodwill	979	-	-
Loss (gain) on sale of property and equipment	(47)	(4)	5
Increase (decrease) in accrued interest and exchange differences on short-term and other long-term liabilities	(520)	2,996	(57)
Stock based compensation	158	144	258
Decrease in trade receivables, net	555	153	1,487
Decrease (increase) in unbilled accounts receivable	(227)	(1,593)	1,395
Decrease (increase) in other accounts receivable and prepaid expenses	(1,333)	119	221
Decrease (increase) in inventories	(3,981)	(2,079)	1,200
Increase in deferred income taxes	(968)	(467)	(1,722)
Decrease in long-term trade receivables	-	329	319
Increase in trade payables	1,071	787	857
Increase (decrease) in other accounts payable and accrued expenses and deferred revenues	3,114	1,521	(1,010)
Increase in customer advances	3,214	1,207	3,351
Accrued severance pay, net	22	(41)	(137)

Net cash provided by (used in) operating activities	$7,326	$(1,952)	$8,933

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016
Cash flows from investing activities:

Investment in short-term deposits	$-	$-	$(27,868)
Proceeds from sale of short-term bank deposits	12,873	4,103	-
Release of long-term bank deposits	-	(15)	13
Proceeds from sale of property and equipment	57	35	93
Purchase of property and equipment	(2,128)	(934)	(797)
Investment in technology, know-how and patents	(296)	(13)	(31)
Payments for acquisition of ESC BAZ, net of cash acquired (1)	(385)	-	-
Payments for acquisition of Aimetis, net of cash acquired (2)	-	-	(12,113)

Net cash provided by (used in) investing activities	10,121	3,176	(40,703)

Cash flows from financing activities:

Proceeds from issuance of shares, net of issuance costs of $ 201	-	-	23,617
Proceeds from issuance of shares upon exercise of options to employees	77	327	1,389
Proceeds from issuance of shares upon exercise of warrants	-	254	-
Purchase of shares from non-controlling interests, net	-	(77)	-

Net cash provided by financing activities	77	504	25,006

Effect of exchange rate changes on cash and cash equivalents	(1,029)	2,076	160

Increase (decrease) in cash, cash equivalents and restricted cash	16,495	3,804	(6,604)
Cash, cash equivalents and restricted cash at the beginning of the year	25,305	21,501	28,105

Cash, cash equivalents and restricted cash at the end of the year	$41,800	$25,305	$21,501

Supplemental disclosures of cash flows activities:

Cash paid during the year for:
Interest	$20	$148	$27

Income taxes	$2,926	$1,855	$1,677

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016
(1) Payments for acquisition of ESC BAZ, net of cash acquired:

Net fair value of assets acquired and liabilities assumed of ESC BAZ at the date of acquisition (see also Note 1a):
Net assets (excluding cash and cash equivalents)	$1,222	$-	$-
Technology	190	-	-
Customer relationship	164	-	-
Backlog	147	-	-
Adjustment to deferred revenue	20	-	-
Deferred tax liability, net	(80)	-	-
Goodwill	255
Redeemable non-controlling interest	(1,533)	-	-

Total payments for acquisition of ESC BAZ, net of cash acquired	$385	$-	$-

(2) Payments for acquisition of Aimetis, net of cash acquired:

Net fair value of assets acquired and liabilities assumed of Aimetis at the date of acquisition (see also Note 1b):
Net assets (liabilities) (excluding cash and cash equivalents)	$-	$-	$(293)
Technology	-	-	3,759
Customer relationship	-	-	761
Adjustment to deferred revenue	-	-	671
Contingent consideration			(82)
Deferred tax liability, net	-	-	(562)
Goodwill	-	-	7,859

Total payments for acquisition of Aimetis, net of cash acquired	$-	$-	$12,113

The accompanying notes are an integral part of the financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	General:

Magal Security Systems Ltd. ("the Parent Company" or "Magal") and its subsidiaries (together - "the Company") is a leading international provider of solutions and products for physical and video security solutions, as well as site management. Since 1969, the Company has delivered its products as well as tailor-made security solutions and turnkey projects to customers in over 100 countries under some of the most challenging conditions. The Company offers comprehensive integrated solutions for critical sites, which leverage its broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions, as well as a proprietary command and control platform.

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

On October 1, 2014, FIMI Opportunity Fund ("FIMI"), completed the purchase of approximately 40% of Magal's outstanding shares from Ki Corporation Limited, a Company beneficially owned by Mr. Nathan Kirsh. Following the closing of the transaction, FIMI is the largest shareholder of Magal. Following the 2016 rights offering, FIMI increased its holdings in Magal to approximately 43%.

b.	2018 Acquisition:

On April 2, 2018 (the "Closing Date"), the Company completed the acquisition of a 55% controlling interest in ESC BAZ Ltd. ("ESC BAZ" or "BAZ") by means of a capital investment in ESC BAZ against the issuance of shares. As a part of the transaction, the Company invested $ 2,846 in ESC BAZ and granted a put option to the non-controlling interest  for the remaining 45% of the shares of ESC BAZ, exercisable starting 2021. Starting 2019, the Company has an exercisable call option, which enables it to acquire the non-controlling interest in ESC BAZ. The exercise price of the put and call options is based on a formula calculation, driven by an adjusted multiple on the average operating income of ESC BAZ.

ESC BAZ is an Israeli-based company, focused on the development and manufacture of military-grade smart security video observation and surveillance systems. The acquisition broadens the Company’s offerings, adding a wide range of modular and customizable medium and long range surveillance systems for distances from 500m up to 25km. ESC BAZ systems, which have been used successfully for over twenty years, are operational and field proven with customers including the Israeli Defense Forces, police and security services, as well as numerous other government and civilian customers worldwide.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The acquisition was accounted for by the acquisition method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed. The entire goodwill was assigned to the BAZ reporting unit within the Company’s Project segment. The results of ESC BAZ's operations have been included in the consolidated financial statements since April 2, 2018.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Net assets (including cash of $ 2,461)	$3,683
Intangible assets	501
Adjustment to deferred revenue	20
Deferred tax liabilities	(80)
Goodwill	255
Redeemable non-controlling interests	(1,533)

Total purchase price	$2,846

In performing the purchase price allocation, management considered, among other factors, analyses of historical financial performance, highest and best use of the acquired assets and estimates of future performance of the acquired company's business.

The fair value of intangible assets was based on the market participant approach using an income approach. Intangible assets that are subject to amortization are amortized over their estimated useful lives. For technology, Magal is using the straight-line method and for customer relationships and backlog, Magal is using the acceleration method.

The following table sets forth the components of intangible assets associated with the acquisition:

Fair value

Technology	$190
Customer relationships	164
Backlog	147

Total intangible assets	$501

Redeemable non-controlling interests in the amount of $ 1,533 was recorded at acquisition date and classified as temporary equity (mezzanine account), separate from permanent equity, on the consolidated balance sheets. The redeemable non-controlling interests is measured at each reporting period at the higher of their redemption amount or the non-controlling interest book value, in accordance with the requirements of ASC 810 “Consolidation” and ASC 480-10-S99-3A, “Distinguishing Liabilities from Equity” (See note 2c).

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

Acquisition related costs for the year ended December 31, 2018 amounted to approximately $ 67 were included in general and administrative expenses in the statement of operations.

The amounts of revenue and net earnings of ESC BAZ since the acquisition date included in the consolidated income statement for the reporting period are:

Year ended December 31,
2018

Revenues	$3,969

Net income	$210

Unaudited pro forma condensed results of operations:

The following represents the unaudited pro forma condensed results of operations for the years ended December 31, 2018 and 2017, assuming that the acquisition of ESC BAZ occurred on January 1, 2017. The pro forma information is not necessarily indicative of the results of operations that would have actually occurred had the acquisitions been consummated on those dates, nor does it purport to represent the results of operations for future periods.

	Year ended December 31,
	2018	2017
	Unaudited

Revenues	$94,216	$69,851

Net income (loss) attributable to Magal shareholders'	$3,198	$(6,802)

Basic and diluted net income (loss) per share	$0.14	$(0.30)

c.	2016 Acquisition:

On April 1, 2016 (the "Closing Date"), a wholly-owned subsidiary of the Parent Company, completed the acquisition of all of the outstanding ordinary shares of Aimetis Corp. ("Aimetis"), a corporation incorporated under the laws of Canada for total consideration of $ 14,469, consisting of $ 14,387 in cash and performance-based contingent payments ("Earn-out") of up to $ 844. The Earn-out payments were measured, by using the Monte Carlo Simulation of the triangular model, at fair value at the Closing Date in the amount of $ 82. Since the performance conditions have not been met, the liability of $ 82 was eliminated and such amount was included as a reduction of general and administrative expenses in the statement of operations in 2016.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

In addition, a retention payment in the amount of $ 844 was paid as a result of the continued employment of two executive employees of Aimetis during the period of 13 months following the closing date. The expense was recognized on a straight-line basis.

Aimetis specializes in advanced video analytics software and intelligent IP video management software (VMS). The acquisition added a product portfolio complementary to the Company's large portfolio of perimeter intrusion detection systems (PIDS), adding a video surveillance offering with solutions for outdoor and critical sites, and also strengthening the Company's position in the market. The value of goodwill was attributed to synergies between the Company's portfolio and the acquired company's products and services.

The acquisition was accounted for by the acquisition method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of the acquired company. The entire goodwill was assigned to the Video reporting unit within the Video and Cyber security segment. The results of the operations of Aimetis have been included in the consolidated financial statements since April 1, 2016.

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

The fair value of intangible assets was based on market participant approach using an income approach. Intangible assets that are subject to amortization are amortized over their estimated useful lives. For technology, the Company is using the straight-line method and for customer relationships it is using the acceleration method.

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

The amounts of revenue and net earnings of the Aimetis since the acquisition date included in the consolidated income statement for the reporting period are:

Year ended December 31,
2016

Revenues	$5,047

Net loss	$(2,667)

Unaudited pro forma condensed results of operations:

The following represents the unaudited pro forma condensed results of operations for the years ended December 31, 2016 and 2015, assuming that the acquisitions of Aimetis occurred on January 1, 2015. The pro forma information is not necessarily indicative of the results of operations that would have actually occurred had the acquisitions been consummated on those dates, nor does it purport to represent the results of operations for future periods.

	Year ended December 31,
	2016	2015
	Unaudited

Revenues	$69,956	$71,709

Net income (loss) attributable to Magal shareholders'	$(73)	$2,134

Basic and diluted income (loss) per share	$0.00	$0.13

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

The Company's revenues are generated mainly in NIS, U.S. dollars, Canadian dollars, Mexican Pesos and Euros. In addition, most of the Parent Company's costs are incurred in NIS. The Company's management believes that the NIS is the primary currency of the economic environment in which the Company operates.

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

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position. When the purchase price of a non-controlling interest exceeds the book value at the time of purchase, any excess or shortfall is recognized as an adjustment to additional paid-in capital.

Redeemable non-controlling interests are classified as temporary equity, separate from permanent equity, on the consolidated balance sheets and measured at each reporting period at the higher of their redemption amount or the non-controlling interest book value, in accordance with the requirements of ASC 810 “Consolidation” and ASC 480-10-S99-3A, “Distinguishing Liabilities from Equity”.

The following table provides a reconciliation of the beginning and ending amount of the redeemable non-controlling interests for the year ended December 31, 2018:

Balance as of January 1, 2018	$-

Redeemable non-controlling interests at the acquisition of ESC BAZ	1,533
Adjustment to the redemption value of redeemable non-controlling interests	227
Net income attributable to redeemable non-controlling interests	95
Foreign currency translation adjustments	(100)

Balance as of December 31, 2018	$1,755

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

During the years ended December 31, 2018, 2017 and 2016, the Company recorded inventory write-offs in the amounts of $ 118, $ 128 and $ 226, respectively. Such write-offs were included in cost of revenues.

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

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350, "Intangibles - Goodwill and Other." Intangible assets were amortized based on the straight-line method or acceleration method, at the following weighted average annual rates:

%

Patents	10
Technology	12.5-26.7
Customer relationships	10.3-36.4
Backlog	50-100

During the years ended December 31, 2018, 2017 and 2016, the Company did not record any impairment charges relating to its intangible assets.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.          Impairment of long-lived assets:

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During the years ended December 2018, 2017 and 2016, the Company did not record any impairment charges attributable to long-lived assets.

k.	Goodwill:

Goodwill has been recorded as a result of acquisitions and represents the excess of the costs over the net fair value of the assets of the businesses acquired.

Goodwill is allocated to four reporting units: PIDS reporting unit within the Products segment, BAZ reporting unit within the Project segment and the Cyber security and Video reporting units, both within the Video and Cyber security segment.

The Company follows ASC 350, "Intangibles - Goodwill and Other."

ASC 350 requires goodwill to be tested for impairment, at the reporting unit level.

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the quantitative impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test. The Company elects to perform an annual impairment test of goodwill as of December 31 of each year, or more frequently if impairment indicators are present.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): - Simplifying the Test for Goodwill Impairment”, which eliminates the requirement to calculate the implied fair value of goodwill (i.e., Step 2 of the goodwill impairment test) for the purpose of measuring a goodwill impairment charge. Instead, an impairment charge will be recognized based on the excess of a reporting unit’s carrying amount over its fair value. The standard will be applied prospectively and is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019, for public entities. Early adoption is permitted for annual and interim goodwill impairment testing dates after January 1, 2017. The Company early adopted the new guidance on January 1, 2018 (refer also to Note 7).

Goodwill annual impairment test for the PIDS reporting unit within the Products segment:

The material assumptions used for the goodwill annual impairment test for the PIDS reporting unit within the Products segment, according to the income approach for 2018 were five years of projected net cash flows, a weighted average cost of capital rate of 13% and a long-term growth rate of 3%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

As required by ASC 820, "Fair Value Measurements and Disclosures," the Company applies assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

During the years ended December 31, 2018, 2017 and 2016, the Company did not record any impairment charges relating to the goodwill allocated to the PIDS reporting units within the Products segment.

Goodwill annual impairment test for the Cyber security reporting unit within the Video and Cyber security segment:

The material assumptions used for the goodwill annual impairment test for the Cyber security reporting unit within the Video and Cyber security segment, according to the income approach for 2018 were five years of projected net cash flows, a weighted average cost of capital rate of 14% and a long-term growth rate of 2%. The Company considered current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

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

In 2018, the excess of the reporting unit’s carrying amount over its fair value represented an impairment loss of goodwill in the amount of $ 979 which was recorded as part of the general and administrative expenses in the statements of operations (See Note 7).

During the years ended December 31, 2017 and 2016, the Company did not record any impairment charges relating to the goodwill allocated to the Cyber security reporting unit within the Video and Cyber security segment.

Goodwill annual impairment test for the Video reporting unit within the Video and Cyber security segment:

The material assumptions used for the goodwill annual impairment test for the Video reporting unit within the Video and Cyber security segment, according to the income approach for 2018 were five years of projected net cash flows, a weighted average cost of capital rate of 16.4% and a long-term growth rate of 3%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

As required by ASC 820, "Fair Value Measurements and Disclosures," the Company applies assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

During the years ended December 31, 2018, 2017 and 2016, the Company did not record any impairment charges relating to the goodwill allocated to the Video reporting unit within the Video and Cyber security segment.

Goodwill annual impairment test for the BAZ reporting unit within the Project segment:

The material assumptions used for the goodwill annual impairment test for the BAZ  reporting unit within the Project segment, according to the income approach for 2018 were five years of projected net cash flows, a weighted average cost of capital rate of 15% and a long-term growth rate of 1.5%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

As required by ASC 820, "Fair Value Measurements and Disclosures," the Company applies assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

During the year ended December 31, 2018, the Company did not record any impairment charges relating to the goodwill allocated to the BAZ reporting unit within the Project segment.

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

The Company generates its revenues mainly from (1) installation of comprehensive security systems for which revenues are generated from long-term fixed price contracts; (2) sales of security products; (3) services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts; and (4) software license fees and related services.

Revenues from the Company's contracts are recognized using the five-step model in ASC 606 - "Revenue from Contracts with Customers" ("ASC 606"). At first, the Company determines if an agreement with a customer is considered to be a contract to the extent it has a commercial substance, it is approved in writing by both parties, all rights and obligations including payment terms are identifiable, the agreement between the parties creates enforceable rights and obligations, and collectability in exchange for goods and services that will be transferred to the customer is considered as probable. The Company then assesses the transaction price for a contract in order to determine the consideration the Company expects to receive for satisfying the performance obligations called for in the contract. To the extent, the transaction price includes variable consideration (e.g., contract penalties, unpriced change orders or like measures), the Company usually estimates the most likely amount that should be included in the transaction price subject to constraints based on the specific facts and circumstances.

At the inception of a contract, the Company also evaluates and determines if a contract should be separated into more than one performance obligation. The Company's installation of comprehensive security systems contracts usually includes one-performance obligations due to a significant customization for each customer's specific needs and integrated system or solution.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For most of the Company's installation of comprehensive security systems contracts, where the Company's performance does not create an asset with an alternative use, the Company recognizes revenue over performance time because of continuous transfer of control to the customer. For these performance obligations that are satisfied over time, the Company generally recognizes revenue using an input method with revenue amounts being recognized proportionately as costs are incurred relative to the total expected costs to satisfy the performance obligation. The Company believes that costs incurred as a portion of total estimated costs is an appropriate measure of progress towards satisfaction of the performance obligation since this measure reasonably depicts the progress of the work effort and the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged, the manner, and the terms of settlement, including in cases of termination for convenience. Project costs include materials purchased to produce the system, related labor, overhead expenses and subcontractor's costs. The performance costs are measured by monitoring costs and efforts devoted using records of actual costs incurred to date in the project compared to the total estimated project requirements, which corresponds to the costs related to earned revenues. The Company estimates the profit on a contract as the difference between the total estimated transaction price and the total expected performance costs of the contract and recognizes revenue and costs over the life of the contract. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

For contracts that are deemed to be loss contracts, the Company establishes forward loss reserves for total estimated costs that are in excess of total estimated consideration under a contract in the period in which they become probable.

Fees are payable upon completion of agreed upon milestones and subject to customer acceptance. Amounts of revenues recognized in advance of contractual billing are recorded as unbilled accounts receivable. In most instances, the period between the advanced recognition of revenues and the customers' billing generally ranges between one to six months.

Revenues for performance obligations that are not recognized over time are recognized at the point in time when control is transferred to the customer (which is generally upon delivery) and include mainly revenues from the sales of security products and software license fees without significant installation work. The Company generally does not provide a right of return to its customers. For performance obligations that are satisfied at a point in time, the Company evaluates the point in time when the customer can direct the use of, and obtain the benefits from, the products. Shipping and handling costs are not considered performance obligations and are included in cost of sales as incurred.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Services and maintenance are performed under either fixed-price or time-and-materials based contracts. Under fixed-price contracts, the Company agrees to perform certain work for a fixed price. Under time-and-materials contracts, the Company is reimbursed for labor hours at negotiated hourly billing rates and for materials. The Company's service contracts include contracts in which the customer simultaneously receives and consumes the benefits provided as the performance obligations are satisfied, accordingly, related revenues are recognized, as those services are performed or over the term of the related agreements.

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

As required by ASC 606, following the determination of the performance obligations in the contract, the Company allocates the total transaction price to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised license fees or services underlying each performance obligation. Standalone selling price is the price at which the Company would sell a promised license or service separately to a customer.

The Company capitalizes sales commission as costs of obtaining a contract when they are incremental and if they are expected to be recovered. Amortization of sales commission expense is included in selling and marketing expenses in the accompanying consolidated statements of income. For costs that the Company would have capitalized and amortized over one year or less, the Company has elected to apply the practical expedient and expense these contract costs as incurred.

Remaining performance obligations:
Remaining performance obligations represents the future revenues expected to be recognized on firm orders received by the Company and is equivalent to the Company’s remaining performance obligations at the end of each period for a remaining period of more than a year. The Company's remaining performance obligations as of December 31, 2018 was $ 27.3 million, out of which the Company expects to recognize approximately 47% as revenue in 2019, with the remainder to be recognized thereafter.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Unbilled accounts receivables
Unbilled accounts receivables decreased by $0.2 million, compared to the beginning balance of $6.3 million as of January 1, 2018. The decrease was primarily as a result of $10.3 million of billings and $0.5 million of exchange rate impact. This was offset by an increase of $10.6 million due to the amounts of recognized revenues in advance of contractual billing during the year. The above resulted in and ending balance of $6.1 million as of December 31, 2018.

Customer advances and deferred revenues:
Customer advances and deferred revenues increased by $3.7 million, compared to the beginning balance of $10.2 million as of January 1, 2018. The increase was primarily as a result of $14.3 million of new unearned amounts under project contracts, as well as service and maintenance agreements during the year. This was offset by an amount of $10.2 million of recognized revenues from customer advances and deferred revenues, as well as $0.4 million of exchange rate impact. The above resulted in an ending balance of $13.9 million as of December 31, 2018.

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

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting ("ASU 2016-09"). ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an accounting policy election for forfeitures and classification on the statement of cash flows. For public companies, ASU 2016-09 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The Company adopted ASU 2016-09 during the first quarter of 2017, at which time it changed its accounting policy to account for forfeitures as they occur. There was no material impact of the adoption of this standard on the Company's financial statements.

During the years ended December 31, 2018, 2017 and 2016, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $ 158, $ 144 and $ 258, respectively.

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

The following assumptions were used in the Binomial option pricing model for the years ended December 31, 2018 and 2016 (no options were granted in 2017):

	2018	2016

Dividend yield	0%	0%
Expected volatility	37.11%-43.98%	27.72%-46.02%
Risk-free interest	2.5%-2.86%	0.61%-1.59%
Contractual term	5-7 years	5-7 years
Forfeiture rate	10%	10%
Suboptimal exercise multiple	1.32-1.33	1.41

o.         Research and development costs:

Research and development costs incurred in the process of developing product improvements or new products, are charged to expenses as incurred.

p.         Warranty costs:

The Company provides various warranty periods up to 24 months at no extra charge. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized in accordance with ASC 450, "Contingencies." Factors that affect the Company's warranty liability include the number of units, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table provides the detail of the change in the Company's warranty accrual, which is a component of other accrued liabilities in the consolidated balance sheets for the years ended December 31, 2018 and 2017:

	December 31,
	2018	2017

Warranty provision, beginning of year	$1,281	$1,197
Charged to costs and expenses relating to new sales	569	230
Costs of warranties granted	(365)	(251)
Foreign currency translation adjustments	(125)	105

Warranty provision, end of year	$1,360	$1,281

q.         Net earnings per share:

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share." Certain of the Company's outstanding stock options have been excluded from the calculation of the diluted earnings per share because such options are anti-dilutive. The total weighted average number of the Company's ordinary shares related to the outstanding options excluded from the calculations of diluted earnings per share was 559,250 shares, 137,988 shares and 400,000 shares for the years ended December 31, 2016, 2017 and 2018, respectively.

r.          Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits, trade receivables, unbilled accounts receivable, long-term trade receivables and long-term loans.

Of the Company's cash and cash equivalents and short-term and restricted bank deposits at December 31, 2018, $ 41,459 was invested in major Israeli and U.S. banks, and approximately $ 13,491 was invested in other banks, mainly with the Royal Bank of Canada, BBVA Bankcomer, Comerica Bank and Deutsche Bank. Cash and cash equivalents in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and therefore, bear low risk.

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

The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection and in accordance with an aging policy. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

Changes in the Company's allowance for doubtful accounts during the three years period ended December 31, 2018 are as follows:

	Year ended December 31,
	2018	2017	2016

Balance at the beginning of the year	$1,557	$2,064	$2,331
Doubtful debt expenses during the year	1,453	299	429
Customers write-offs/collection during the year, net	(204)	(957)	(706)
Exchange rate	(55)	151	10

	$2,751	$1,557	$2,064

As of December 31, 2018, the Company has no significant off-balance sheet concentrations of credit risk, such as foreign exchange contracts or foreign hedging arrangements.

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

The Company establishes reserves for uncertain tax positions based on an evaluation of whether the tax position is “more likely than not” to be sustained upon examination. The Company records interest and penalties pertaining to its uncertain tax positions in the financial statements as income tax expense

In the years ended December 31, 2018, 2017 and 2016, the Company recorded tax expenses (income) in connection to uncertainties in income taxes of $ 717, $ 245 and $ (230), respectively.

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

On December 31, 2007, the then Chairman of the Company's Board of Directors, retired from his position. Pursuant to his retirement agreement, the retired Chairman is entitled to receive certain perquisites from the Company for the rest of his life. As of December 31, 2018, the actuarial value of these perquisites is estimated at approximately $ 581. This provision was included as part of accrued severance pay.

Severance expenses for the years ended December 31, 2018, 2017 and 2016, amounted to approximately $ 804, $ 1,095 and $ 1,126, respectively.

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

(iii)
The carrying amounts of the Company's long-term debt are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. As of December 31, 2018, there was no material difference in the fair value of the Company's long-term borrowing compared to their carrying amount.

v.         Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2018, 2017 and 2016, were $ 151, $ 194 and $ 219, respectively.

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
As of December 31, 2018, 2017 and 2016, the Company did not have any derivative instruments, measured at fair value on a recurring or nonrecurring basis.

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

The Company has determined that its items of comprehensive income (loss) relate to unrealized gain (loss) from foreign currency translation adjustments.

The total accumulated other comprehensive loss, net was comprised as follows:

	December 31,
	2018	2017	2016

Foreign currency translation adjustments	$(1,827)	$(87)	$(1,923)

Total accumulated other comprehensive loss	$(1,827)	$(87)	$(1,923)

y.	Non-controlling interest:

The Company established a subsidiary in India in 2012 which was 51% owned by the Company and 49% owned by a local partner.  The non-controlling interest relating to the India subsidiary was not material in 2016 and 2017.  During 2017, the Company entered to a share purchase agreement with the local partner, according to which, the Company acquired the 49% interest from the local partner for total consideration of approximately $ 100. The Company owns 100% of the India subsidiary.

z.	Impact of recently issued and adopted accounting standards:

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15"). This new standard clarifies certain aspects of the statement of cash flows and also clarifies that an entity should determine each separately identifiable source of use within the cash receipts and payments on the basis of the nature of the underlying cash flows.
The Company adopted the standard effective as of January 1, 2018, and the adoption of this standard did not have an impact on the Company's consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash ("ASU 2016-18"), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 was effective for the Company in the first quarter of 2018 and early adoption was permitted. The Company adopted the standard retrospectively to all periods presented effective as of January 1, 2018.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The amendments in this update provide a more robust framework to use in determining when a set of assets and activities is a business. The amendments provide more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable. The Company adopted the standard effective as of January 1, 2018, and the adoption of this standard did not have an impact on the Company's consolidated financial statements.

On January 1, 2018, the Company adopted ASC Topic 606 using the modified retrospective method and applied the standard to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the previous accounting under Topic 605. The Company recognized the cumulative effect of initially adopting Topic 606 as an adjustment to the opening balance of accumulated deficit as of January 1, 2018. In connection with adopting Topic 606, the Company recorded a cumulative-effect adjustment to accumulated deficit of $114 on January 1, 2018. This adjustment relates to incremental costs of obtaining a contract that relate to sales commission (an amount of $ 94)  and allocating contract consideration by estimate the standalone selling price for each performance obligation and allocate the transaction price to each performance obligation on a relative standalone selling price basis with limited exceptions (an amount of $ 20). The results of the Company's operations for the year ended December 31, 2018 under the previous standard are not materially different compared to the results under ASC 606.

aa.	New accounting pronouncements not yet effective:

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (Topic 842) "Leases." Topic 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, "Leases." Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. Leases will continue to be classified as either finance or operating. This ASU is effective for annual periods beginning after December 15, 2018. The provisions of ASU 2016-02 are to be applied using a modified retrospective approach. In July 2018, the FASB issued Accounting Standards Update 2018-11, Leases (Topic 842). This update provides entities with an additional (and optional) transition method to adopt the new leases standard. Under this method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, the prior comparative period’s financials will remain the same as those previously presented.

The Company has elected to apply the guidance at the beginning of the period of adoption and not restate comparative periods. In addition, the Company elected the available practical expedients on adoption.

The Company expects to record right-of-use leased assets and corresponding liabilities of approximately $4,000 to $ 5,000, at the beginning of first quarter 2019.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In August 2018, the FASB issued Accounting Standards Update 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract (“ASU 2018-15”). The amendments in ASU 2018-15 provide guidance to align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The new guidance is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company is still evaluating the effect that this guidance will have on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07 to expand the scope of ASC Topic 718, Compensation - Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. The Company is evaluating the effects of this standard on its consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU 2016-13) “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Company is evaluating the effect that this guidance will have on the Company’s consolidated financial statements.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2018	2017

Prepaid expenses	$2,188	$1,495
Government authorities	1,222	730
Advances to suppliers	445	359
Employees	62	63
Others	209	203

	$4,126	$2,850

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	INVENTORIES

	December 31,
	2018	2017

Raw materials	$4,762	$2,346
Work in progress	1,952	1,378
Finished products	7,149	5,872

	$13,863	$9,596

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

a.          Composition:

	December 31,
	2018	2017
Cost:

Land and buildings	$7,559	$7,311
Machinery and equipment	3,392	3,129
Motor vehicles	2,440	1,958
Promotional displays	644	600
Office furniture and equipment	4,198	4,619
Leasehold improvements	739	906

	18,972	18,523
Accumulated depreciation:

Buildings	4,375	4,283
Machinery and equipment	2,689	2,446
Motor vehicles	1,244	1,165
Promotional displays	477	453
Office furniture and equipment	3,426	3,861
Leasehold improvements	414	597

	12,625	12,805

Property and equipment, net	$6,347	$5,718

b.	Depreciation expenses amounted to $ 1,070, $ 960 and $ 954 for the years ended December 31, 2018, 2017 and 2016, respectively.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	INTANGIBLE ASSETS, NET

a.	Composition:

	December 31,
	2018	2017
Cost:

Know-how and patents	$4,194	$4,525
Technology	5,873	5,766
Customer relationships	1,582	1,521
Backlog	858	746

	12,507	12,558
Accumulated amortization:

Know-how and patents	4,162	4,478
Technology	2,774	2,154
Customer relationships	1,093	877
Backlog	833	746

	8,862	8,255

Intangible assets , net	$3,645	$4,303

b.	Amortization expenses related to intangible assets amounted to $ 1,175, $ 916 and $ 786 for the years ended December 31, 2018, 2017 and 2016, respectively.

c.	Estimated amortization of intangible assets for the years ended:

December 31,

2019	$897
2020	888
2021	850
2022	673
2023	227
2024 and thereafter	110

$3,645

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	GOODWILL

Goodwill relates to the PIDS operating unit within the Products segment, BAZ reporting unit within the Project segment and the Cyber security and Video reporting units, both within the Video and Cyber security segment.

Changes in the carrying amount of goodwill for the years ended December 31, 2018 and 2017 are as follows:

	Products	Video and Cyber security	Projects	Total

As of January 1, 2017	$3,305	$8,545	$-	$11,850

Foreign currency translation adjustments	165	677	-	842

As of December 31, 2017	3,470	9,222	-	12,692

Acquisition of ESC BAZ	-	-	255	255
Impairment of goodwill (See Note 2k.)	-	(979)	-	(979)
Foreign currency translation adjustments	(105)	(727)	(16)	(848)

As of December 31, 2018	$3,365	$7,516	$239	$11,120

NOTE 8:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2018	2017

Employees and payroll accruals	$4,250	$3,082
Accrued expenses	7,190	6,100
Government authorities	156	1,427
Income tax payable and tax provision	1,457	951
Others	173	61

	$13,226	$11,621

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments to the Innovation Authority (formerly the Office of the Chief Scientist) of the Israeli Ministry of Economy, or Innovation Authority:

Under the research and development agreements between the Company and the Innovation Authority and the Company's Israeli subsidiary and the Innovation Authority and pursuant to applicable laws, the Company and its Israeli subsidiary are required to pay royalties at the rate of 3.5% of revenues derived from sales of products developed with funds provided by the Innovation Authority and ancillary services, up to an amount equal to 100% of the Innovation Authority research and development grants received, linked to the U.S. dollars plus interest on the unpaid amount received based on the 12-month LIBOR rate applicable to U.S. dollar deposits. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. During 2014 and 2015, the Company's Israeli subsidiary received grants amounted to $ 118 and $ 134, respectively, from the Innovation Authority. Following the cancelation of the 2015 project, the Company's Israeli subsidiary returned the $ 134 advance grant received in 2015. The Company did not receive any grants from the Innovation Authority in 2016, 2017 and 2018.

Royalties paid to the Innovation Authority amounted to $ 6, $ 33 and $ 17 for the years ended December 31, 2018, 2017 and 2016, respectively, which were recorded in cost of revenues. As of December 31, 2018, the Company and its Israeli subsidiary had remaining contingent obligations to pay royalties in the amount of approximately $ 1,725.

b.	Royalty commitments to a third party:

During 2002, the Company entered into a development agreement for planning, developing and manufacturing a security system with a third party. Under the agreement, the Company agreed to pay the third party royalty fees based on a defined formula. As of December 31, 2018, royalty commitments under the agreement amounted to $ 55.

c.	Lease commitments:

The Company rents certain of its facilities and some of its motor vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2028.

Future minimum lease payments under non-cancelable operating lease agreements are as follows:

2019	$1,119
2020	720
2021	599
2022	517
2023	465
2024 and there after	1,473

$4,893

Total rent expenses for the years ended December 31, 2018, 2017 and 2016 were approximately $ 1,228, $ 1,055 $ 1,121, respectively.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	Guarantees:

As of December 31, 2018 and 2017, the Company had credit lines of approximately $ 16,468 and $ 17,442, out of which $ 9,345 and $ 6,364 were utilized for bank performance guarantees, advance payment guarantees and bid bond guarantees from several banks, mainly in Israel and Canada.

e.
The Company's Canadian subsidiary has undertaken to maintain a general covenant and the following financial ratio and term in respect of its outstanding credit lines: a ratio of total liabilities to tangible net worth of not greater than 0.75:1. As of December 31, 2018, the Canadian subsidiary was in a default of its covenant. After the balance sheet date, the bank acknowledged the default and agreed to the Company's plan to remedy such default until May 31, 2019. Such default has no impact on the Company's financial statements as of December 31, 2018.

f.	Restricted deposits:

As of December 31, 2018 the Company's restricted deposits relate mainly to a project for the protection of critical energy infrastructure in the Americas and to several other projects, in order to guarantee the Company's performance under those projects. In connection with a project for the protection of critical energy infrastructure in the Americas, the Company was required to maintain restricted deposits in order to guarantee the Company's performance under that project of $2,941. The deposits for the project bear an average annual interest at rate of approximately 7% and will be released to the Company after meeting predetermined milestones.

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

b.	Issued and outstanding share capital: 23,049,639 Ordinary shares at December 31, 2018 and 23,032,448 Ordinary shares at December 31, 2017.

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

As of December 31, 2018, 230,026 Ordinary shares were available for future option grants.

A summary of employee option activity under the Company's stock option plans as of December 31, 2018 and changes during the year ended December 31, 2018 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual life (in months)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2018	412,976	4.616	44.21	183
Granted	555,000	5.032
Exercised	(17,191)	4.507
Forfeited	(61,667)	4.807

Outstanding at December 31, 2018	889,118	4.865	51.25	-

Exercisable at December 31, 2018	223,620	4.57	0.003	-

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

The weighted-average grant-date fair value of options granted during the years ended December 31, 2018 and 2016 were $ 1.73 and $ 1.53, respectively. No options were granted in 2017. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2018 and the exercise price, multiplied by the number of in-the-money options). This amount changes, based on the fair market value of the Company's stock. The total intrinsic value of options exercised for the years ended December 31, 2018, 2017 and 2016 were approximately $17, $ 174 and $ 300. As of December 31, 2018, there was approximately $ 843 of unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans. This cost is expected to be recognized over a period of up to 4 years.

The options outstanding as of December 31, 2018 are follows:

Number of options outstanding as of December 31, 2018	Exercise price	Weighted average remaining contractual life	Number of options exercisable as of December 31, 2018
		(In months)

54,000	5.01	38.89	18,000
81,906	4.96	3.25	81,906
24,000	4.40	29.23	16,000
135,212	4.15	28.33	94,713
39,000	4.86	43.94	13,001
24,000	5.61	61.23	-
440,000	5.15	65.78	-
91,000	4.31	71.92	-

889,118		51.25	223,620

d.	Warrants:

On January 2013, as part of the acquisition of CyberSeal, the Company issued to CyberSeal's former owners warrants to purchase 898,203 of the Company's Ordinary shares at an exercise price of $ 4.16 per share. 50% of the warrants became exercisable on December 31, 2013 and expired on December 30, 2018. The remaining 50% became exercisable on December 31, 2014 and were to expire on December 30, 2019. The $ 1,500 fair value of the warrants was calculated using the Binominal model. The Company recognized the $ 1,500 as part of its additional paid-in capital. The Company granted registration rights to the recipients of the warrants. During 2017, 60,000 warrants were exercised. No warrants were exercised during 2018.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

In October 2018, the Company agreed to purchase the remaining 838,203 warrants from the warrant holders for an aggregate consideration of $ 375. Under Israeli law, the consummation of such transaction was subject to court approval, which was granted on January 16, 2019. The closing of the purchase of the warrants occurred in the first quarter of 2019.

e.	Dividends:

Dividends, if any, will be declared and paid in U.S. dollars. Dividends paid to shareholders in Israel will be converted into NIS on the basis of the exchange rate prevailing at the date of payment. The Company has determined that it will not distribute dividends out of tax-exempt profits.

NOTE 11:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2018	2017	2016
Numerator:
Income (loss) attributable to Magal shareholders'	$2,722	$(6,914)	$1,029

Denominator:
Denominator for basic net earnings (loss) per share weighted-average number of shares outstanding	23,040,436	22,989,009	17,999,779
Effect of diluting securities:
Employee stock options	247,315	-	31,654

Denominator for diluted net earnings (loss) per share - adjusted weighted average shares and assumed exercises	23,287,751	22,989,009	18,031,433

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

In March 2007, the Company received a pre-ruling from the Israeli Tax Authority for its request for a Beneficiary Enterprise for the elected tax year 2005 ("the 2005 program"), regarding eligibility for benefits under the Amendment. The Company did not obtain any tax benefits from this program. The benefit period of this program expired on December 31, 2016.

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

After the termination of the benefit period of the 2005 program, the Company applies the Amendment effective from the 2017 tax year.

The Company's Israeli subsidiaries applied the Amendment effective from the 2011 tax year.

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

b.	Tax rates applicable to the Group:

1.	The Israeli regular corporate tax rate for Israeli companies was 25% in 2016, 24% in 2017 and 23% in 2018.

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

2.	The tax rates of the Company's non-Israeli subsidiaries range between 16%-35%.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

3.          Tax Reform in U.S.:

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the "Act"), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018.

At December 31, 2017, the Company has made reasonable estimates of the effects on the existing deferred tax balances for which provisional amounts have been recorded in 2017 and finalized in 2018. The Company re-measured certain of its U.S. deferred tax assets and liabilities, based on the rates at which they are expected to reverse in the future. The estimated tax expense recorded related to the re-measurement of the deferred tax balance was $ 377, mainly due to reduction in the U.S. corporate tax rate.

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

e.	Reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory rate, and the actual tax expense, is as follows:

	Year ended December 31,
	2018	2017	2016

Income (loss) before taxes as reported in the statements of operations	$5,116	$(5,205)	$904

Tax rate	23%	24%	25%

Theoretical tax	$1,177	$(1,249)	$226

Increase (decrease) in taxes:

Non-deductible items	32	185	249
Losses and other items for which a valuation allowance was provided	972	1,769	977
Realization of carryforward tax losses for which valuation allowance was provided	(1,293)	(28)	(541)
Changes in valuation allowance	(377)	-	(1,602)
Tax rate differences in subsidiaries	223	(71)	236
Adjustment of deferred tax balances following a changes in tax rates	-	410
Provision for uncertain tax positions	717	245	(230)
Taxes in respect of prior years	(2)	21	79
Tax withheld against which valuation allowance was provided this year	755	638	602
Investment tax credit	(180)	(178)	(220)
Other	48	(47)	102

Taxes on income (tax benefit) in the statements of operations	$2,072	$1,695	$(122)

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

f.	Taxes on income (tax benefit) included in the statements of operations:

	Year ended December 31,
	2018	2017	2016

Current	$3,003	$2,162	$1,485
Deferred	(931)	(467)	(1,607)

	$2,072	$1,695	$(122)

Domestic	$1,460	$893	$407
Foreign	612	802	(529)

	$2,072	$1,695	$(122)

g.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2018	2017
Deferred tax assets:
Operating loss carry forwards	$4,123	$5,158
Reserves and tax allowances	3,875	4,052

Total deferred taxes before valuation allowance	7,998	9,210
Valuation allowance	(4,539)	(6,631)

Deferred tax assets, net:	3,459	2,579

Deferred tax liabilities:	182	190

Net deferred tax assets	$3,277	$2,389

Foreign	$3,277	$2,389

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

h.	The domestic and foreign components of income (loss) before taxes are as follows:

	Year ended December 31,
	2018	2017	2016

Domestic	$1,705	$(1,605)	$(1,482)
Foreign	3,411	(3,600)	2,386

	$5,116	$(5,205)	$904

i.          Net operating carry forward tax losses:

The Company has estimated total available carry forward tax losses of $ 3,473 to offset against future taxable income. As of December 31, 2018, the Company recorded a full valuation allowance on these carry forward tax losses due to the uncertainty of their future realization. There is no time limitation for the realization of such tax losses. The Parent Company's subsidiaries have estimated total available carry forward tax losses of $ 14,122, which may be used to offset against future taxable income, for periods ranging between 1 to 20 years. As of December 31, 2018, the Parent Company recorded a partial valuation allowance for its subsidiaries' carry forward tax losses due to the uncertainty of their future realization.

Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

j.	Uncertain tax positions:

As of December 31, 2018 and 2017, balances in respect to ASC 740, "Income Taxes" amounted to $ 1,611 and $ 908, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax positions is as follows:

	December 31,
	2018	2017

Balance at the beginning of the year	$908	$663

Additions based on tax positions taken related to the current year	717	245
Foreign currency translation adjustments	(14)	-

Balance at the end of the year	$1,611	$908

Substantially all the balance of unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company compensates its Executive Chairman of the Board for services provided to the Company commencing October 1, 2014.

The Company pays for his services in addition to the directors' fees paid by the Company to all of its directors: (i) a monthly payment of approximately $4 for time devoted to such position; and (ii) an annual cash bonus of $30 that will be paid only if the Company's net profit pursuant to its annual audited and consolidated financial statement exceeds $5,000.  The annual cash bonus is payable commencing as of the fiscal year 2015 and will be paid, if earned, as set forth in the Compensation Policy.

NOTE 14:-	SEGMENT INFORMATION

The Company adopted ASC 280, "Segment Reporting." As of December 31, 2017, the Company operates in three operational segments, as follows:

•
Perimeter Products segment (Products) - sales of perimeter products, including services and maintenance that are performed either on a fixed-price basis or pursuant to time-and-materials based contracts, and

•
Turnkey Projects segment (Projects) - installation of comprehensive turnkey solutions for which revenues are generated from long-term fixed price contracts and modular and customizable medium and long range surveillance systems, and

•
Video and Cyber security segment - provides software and hardware products, in the field of Video management and Cyber security, for monitoring, securing, and the active management of network video systems, video analytics, as well as wired, wireless, and fiber optic communication networks.

a.	The following data present the revenues, expenditures, assets and other operating data of the Company's operating segments:

	Year ended December 31, 2018
	Products	Projects	Video and Cyber security	Eliminations	Total

Revenues	$27,626	$57,072	$9,461	$(1,557)	$92,602

Depreciation, amortization and impairment of goodwill	$586	$879	$1,759	$-	$3,224

Operating income (loss), before financial expenses and taxes on income	$2,863	$2,782	$(1,298)	$(592)	$3,755
Financial income, net					1,361
Taxes on income					(2,072)

Net income					$3,044

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SEGMENT INFORMATION (Cont.)

	Year ended December 31, 2017
	Products	Projects	Video and Cyber security	Eliminations	Total

Revenues	$22,301	$34,742	$8,350	$(1,101)	$64,292

Depreciation and amortization	$614	$498	$764	$-	$1,876

Operating income (loss), before financial expenses and taxes on income	$242	$1,762	$(2,830)	$(418)	$(1,244)
Financial expenses, net					(3,961)
Taxes on income					(1,695)

Net loss					$(6,900)

	Year ended December 31, 2016
	Products	Projects	Video and Cyber security	Eliminations	Total

Revenues	$32,372	$31,823	$5,626	$(1,996)	$67,825

Depreciation and amortization	$632	$512	$596	$-	$1,740

Operating income (loss), before financial expenses and taxes on income	$5,799	$(163)	$(3,383)	$(758)	$1,495
Financial expenses, net					(591)
Tax benefits, net					122

Net income					$1,026

	Year ended December 31, 2018
	Products	Projects	Video and Cyber security	Total

Total long-lived assets	$5,847	$4,267	$10,998	$21,112

	Year ended December 31, 2017
	Products	Projects	Video and Cyber security	Total

Total long-lived assets	$6,374	$3,460	$12,879	$22,713

Long-lived assets include property and equipment, net, intangible assets, net and goodwill.

b.          Major customer data (percentage of total revenues):

	Year ended December 31,
	2018	2017	2016

Customer A	25.3%	14.6%	11.9%
Customer B	10.9%	10.2%	8.6%

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SEGMENT INFORMATION (Cont.)

c.          Geographical information:

The following is a summary of revenues within geographic areas based on end customer's location and long-lived assets:

1.          Revenues:

	Year ended December 31,
	2018	2017	2016

Israel	$13,577	$9,599	$8,727
Europe	14,021	11,232	8,330
North America	24,324	15,547	23,467
South and Latin America	25,471	13,152	10,364
Africa	7,126	9,370	7,585
Others	8,083	5,392	9,352

	$92,602	$64,292	$67,825

2.          Long-lived assets:

	December 31,
	2018	2017

Israel	$3,720	$3,996
Europe	970	1,030
USA	2,377	2,612
Canada	13,337	14,404
Others	708	671

	$21,112	$22,713

Long-lived assets include property and equipment, net, intangible assets, net and goodwill.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SELECTED STATEMENTS OF INCOME DATA

Financial expenses:

	Year ended December 31,
	2018	2017	2016
Financial expenses:

Interest on short-term and long-term bank credit and bank charges and long-term debt	$(412)	$(349)	$(299)
Realization of foreign currency translation adjustments	-	(64)	-
Foreign exchange loss, net	-	(4,010)	(595)

	(412)	(4,423)	(894)
Financial income:

Interest on short-term and long-term bank deposits	670	462	303
Foreign exchange gains, net	1,103	-	-

	1,773	462	303

Financial income (expenses), net	$1,361	$(3,961)	$(591)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to annual report on its behalf.

MAGAL SECURITY SYSTEMS LTD.

By:	/s/ Dror Sharon
Name: Dror Sharon
Title: Chief Executive Officer

Date: April 15, 2019