Form 20-F
period 2019-12-31
MAGAL SECURITY SYSTEMS LTD
filed 2020-04-23
CIK 896494

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Yaacov Vinokur, Chief Financial Officer
Magal Security Systems Ltd.
P.O. Box 70, Industrial Zone
 Yehud 5621617, Israel
+972-3-5391444 (phone), +972-3-5366245 (fax)
(Name, Telephone, E-mail and/or Facsimile number of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, NIS 1.0 Par Value	MAGS	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 23,153,985 Ordinary shares as of December 31, 2019.

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

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "accelerated filer", "large accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

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

- i -

- ii -

INTRODUCTION

Magal Security Systems Ltd. is a leading international provider of turn-key projects, solutions and products for physical security, as well as site management. Since 1969, we have delivered our products as well as tailor-made security solutions and turnkey projects to customers in over 100 countries under some of the most challenging conditions. We offer comprehensive integrated solutions for critical sites, which leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions, as well as a proprietary command and control platform.

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

CYBERSEAL, DTR, FENSOR, FORTIS, MAESTRO DB, MAGAL, ROBOGUARD, AIMETIS SYMPHONY, FIBERPATROL, FLARE, FLEXPI, FLEXZONE, OMNITRAX, PINPOINTER, SENNET, SENSTAR, SENSTAR & DESIGN, SENTIENT, ULTRAWAVE DESIGN and XFIELD are registered trademarks.

ARMOURFLEX, ENTERPRISE MANAGER, GALLIUM PDS, INTELLI-FLEX, INTELLIFIBER, LM100, the MAGAL logo, NETWORK MANAGER, RUBIDIUM, STARLED, STARNET, SENSTAR CARE, SENSTAR SYMPHONY, TUNGSTEN and VANADIUM and all other marks used to identify particular products and services associated with our businesses are trademarks.  Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

This Annual Report on Form 20-F contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended.  Such forward-looking statements reflect our current view with respect to future events and financial results.  Forward-looking statements usually include the verbs, “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “understands” and other verbs suggesting uncertainty.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section which appears in Item 3.D “Key Information -- Risk Factors.”

- iii -

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Consolidated Financial Data.

The following selected consolidated financial data for and as of the five years ended December 31, 2019 are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP.  We have derived the following selected consolidated financial data as of December 31, 2018 and 2019 and for each of the years ended December 31, 2017, 2018 and 2019 from our consolidated financial statements set forth elsewhere in this annual report that have been prepared in accordance with U.S. GAAP.  We have derived the following selected consolidated financial data as of December 31, 2015, 2016 and 2017 and for each of the years ended December 31, 2015 and 2016 from our audited consolidated financial statements not included in this annual report.  The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5.  “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

	2015	2016	2017	2018	2019

Revenues	$63,736	$67,825	$64,292	$92,602	$86,831
Cost of revenues	32,722	34,570	32,967	52,299	48,070
Gross profit	31,014	33,255	31,325	40,303	38,761
Operating expenses:
Research and development, net	4,814	6,779	6,558	6,852	6,373
Selling and marketing	14,785	17,536	18,158	18,557	16,902
General and administrative	7,026	7,445	7,853	11,139	9,447
Total operating expenses	26,625	31,760	32,569	36,548	32,722
Operating income (loss)	4,389	1,495	(1,244)	3,755	6,039
Financial income (expenses), net	642	(591)	(3,961)	1,361	(1,667)
Income (loss) before income taxes	5,031	904	(5,205)	5,116	4,372
Taxes on income (tax benefit)	1,923	(122)	1,695	2,072	1,553
Net income (loss)	$3,108	$1,026	$(6,900)	$3,044	$2,819
Less: net income (loss) attributable to redeemable non-controlling interests and non-controlling interest	(33)	(3)	14	95	526
Net income (loss) attributable to Magal’s shareholders	$3,141	$1,029	$(6,914)	$2,949	$2,293
Basic and diluted net earnings (loss) per share	$0.19	$0.06	$(0.30)	$0.12	$0.07

	2015	2016	2017	2018	2019
Weighted average number of ordinary shares used in computing basic net earnings per share	16,347,948	17,999,779	22,989,009	23,040,436	23,129,394
Weighted average number of ordinary shares used in computing diluted net earnings per share	16,410,711	18,031,433	22,989,009	23,287,751	23,144,740

	2015	2016	2017	2018	2019
Consolidated Balance Sheets Data:
Cash and cash equivalents	$27,319	$19,692	$22,463	$38,665	$34,531
Short and long-term deposits and restricted deposits	3,977	32,971	30,022	16,431	17,207
Working capital	43,996	58,752	59,401	61,023	67,202
Total assets	74,996	105,993	112,545	119,171	127,049
Total shareholders’ equity	$55,695	$81,918	$82,949	$81,216	$87,806

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

Historically, a relatively small number of customers account for a significant percentage of our revenues.   The Israeli Ministry of Defense, or the MOD, and the Israeli Defense Forces, or the IDF accounted for 10.2%, 10.9% and 17.2% of our revenues in the years ended December 31, 2017, 2018 and 2019, respectively. In addition, revenues from a national electricity company in Latin America accounted for 14.6%, 25.3% and 5.4% of our revenues in the years ended December 31, 2017, 2018 and 2019, respectively. The MOD, the IDF or any of our other major continuing customers may not maintain their volume of business with us or, if such volume is reduced, other customers generating similar revenues may not replace the lost business. Our inability to replace business from large contracts will adversely affect our financial results.  Any unanticipated delays in a large project, changes in customer requirements or priorities during the project implementation period, or a customer’s decision to cancel a project, may adversely impact our operating results and financial performance. Our revenues may also be affected in the future if there is a reduction in Israeli government defense spending for our programs or a change in priorities to purchase products other than ours.  Accordingly, changes in government contracting policies, budgetary constraints and delays or changes in the appropriations process could have an adverse effect on our business, financial condition and results of operations.

While we were profitable in 2019, we have incurred major losses in past years and may not operate profitably in the future.

We reported an operating profit of $6.0 million and net income of $2.8 million in the year ended December 31, 2019. We may not be able to sustain profitable operations in the future due to a number of factors, including the recent outbreak of the novel Coronavirus pandemic (Covid-19), which  has negatively impacted  our operations.  If we do not generate sufficient cash from operations, we will be required to obtain financing or reduce our level of expenditure or cash balance.  Such financing may not be available in the future, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, results of operations and financial condition will be materially and adversely affected.

Our operations may be negatively impacted by the Coronavirus pandemic.

International health epidemics from communicable diseases, such as the recent outbreak of the novel Coronavirus pandemic (Covid-19), may impair our operations. We are actively assessing the potential impact of the Covid-19 pandemic on our operations, including on our employees, customers, suppliers and logistics/transport providers. In addition, we are evaluating the possible impact of governmental actions being taken to curtail the spread of the virus, such as instructions regarding quarantine of individuals, restrictions on holding of large scale events, workplace restrictions and international travel. We also are monitoring the impact of the pandemic on our industry and on governmental priorities, both in Israel and worldwide, as well as its macro-economic implications. We cannot presently estimate the impact of Covid-19 on our company, but the continued spread of that disease could prevent our employees, customers, suppliers and other business partners from conducting normal activities, potentially resulting in cessation, reduction or delay of business either voluntarily or by governmental mandate and could have a material adverse effect on our business, financial condition, results of operations and cash flow.

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

Our expense levels are based, in part, on expected future sales.  If the level of sales in a particular quarter does not meet expectations, we may be unable to adjust operating expenses quickly enough to compensate for the shortfall of sales, and our results of operations may be adversely affected.  Due to these and other factors, we believe that quarter to quarter and year to year comparisons of our past operating results may not be meaningful.  You should not rely on our results for any quarter or year as an indication of our future performance.  Our operating results in future quarters and years may be below expectations, which would likely cause the price of our ordinary shares to fall.

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

We recorded foreign exchange losses, net of $4 million and $2 million in the years ended December 31, 2017 and 2019, respectively and a foreign exchange gain, net of $1.1 million in the year ended December 31, 2018. As a result of our rights offering in late 2016, we held a significant amount of cash and cash equivalents in U.S. dollars at year end 2017 and during 2018 and 2019. These balances were translated into Israeli Shekels, which depreciated by 9.8% and 7.8% against the U.S. dollar in 2017 and 2019, respectively, and which appreciated by 8.1% against the U.S. dollar in 2018. We may incur exchange losses in the future which may materially affect our operating results.

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

Given the nature of our customers and projects, we receive relatively large orders for projects from a relatively small number of customers. Consequently, a single order from one customer may represent a substantial portion of our sales in any one period and significant orders by any customer during one period may not be followed by further orders from the same customer in subsequent periods. Our sales and operating results are subject to very substantial periodic variations. Since quarterly performance is likely to vary significantly, our results of operations for any quarter or calendar year are not necessarily indicative of the results that we might achieve for any subsequent period. Accordingly, quarter-to-quarter and year-to-year comparisons of our operating results may not be meaningful. In addition, our order backlog is generally composed of orders that are mostly fulfilled within a period of three to twelve months after receipt, which makes revenues in any quarter substantially dependent upon orders received in prior quarters.

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

A substantial portion of our business is awarded through competitive bidding. Governments increasingly have relied upon competitive contract award types and multi-award contracts, which has the potential to create pricing pressure and increase our cost by requiring that we submit multiple bids and proposals. The competitive bidding process entails substantial costs and managerial time to prepare bids and proposals for contracts that may not be awarded to us or may be split among competitors. Multi award contracts require that we make sustained efforts to obtain follow-on orders under the contract. Following award, we may encounter significant expenses, delays, contract modifications, or even loss of the contract if our competitors protest or challenge contracts that are awarded to us.

Unfavorable global economic conditions may adversely affect our customers, which directly impact our business and results of operations. We have significant operations in countries that may be adversely affected by political events, economic instability, regime replacement, major hostilities or acts of terrorism.

During periods of slowing economic activity, such as is expected as a result of the Covid-19 pandemic, our customers may reduce their demand for our products, technology and professional services, which would reduce our sales, and our business, operating results and financial condition may be adversely affected. Economic challenges may develop, including threatened sovereign defaults, credit downgrades, restricted credit for businesses and consumers and potentially falling demand for a variety of products and services. These developments, or the perception that any of them could occur, could result in longer sales cycles, slower adoption of new technologies and increased price competition for our products and services. We could also be exposed to credit risk and payment delinquencies on our accounts receivable, which are not covered by collateral.

In particular, there is currently significant uncertainty about the future relationship between the U.S. and various other countries, with respect to trade policies, treaties, government regulations, and tariffs. For example, the recent imposition of tariffs and/or changes in tariffs on various products by the U.S. and other countries, including China and Canada, have introduced greater uncertainty with respect to trade policies and government regulations affecting trade between the U.S. and other countries, and new and/or increased tariffs have subjected, and may in the future subject, us to additional costs and expenditure of resources. Major developments in trade relations, including the imposition of new or increased tariffs by the U.S. and/or other countries, and any emerging nationalist trends in specific countries could alter the trade environment and consumer purchasing behavior which, in turn, could have a material effect on our financial condition and results of operations. While the U.S. and China recently signed a “phase one” trade deal on January 15, 2020 to reduce planned increases to tariffs, concerns over the stability of bilateral trade relations remain. In addition, the UK’s exit from the European Union on January 31, 2020, known as Brexit, and the ongoing negotiations of the future trading relationship between the UK and the European Union during the transition period set to end December 31, 2020 have yet to provide clarity on what the outcome will be for the UK or Europe. Changes related to Brexit could subject us to heightened risks in that region, including disruptions to trade and free movement of goods, services and people to and from the UK, disruptions to the workforce of our business partners, increased foreign exchange volatility with respect to the British pound and additional legal, political and economic uncertainty. If these actions impacting our international distribution and sales channels result in increased costs for us or our international partners, such changes could result in higher costs to us, adversely affecting our operations, particularly as we expand our international presence.

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

We may also be required in the future to increase our reserves for doubtful accounts.  In addition, the fair value of some of our assets may decrease as a result of an uncertain economy and as a result, we may be required to record impairment charges in the future.  If global economic and market conditions or economic conditions in key markets remain uncertain or weaken, our financial condition and operating results may be materially adversely affected.

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

A large portion of our sales is to markets outside of Israel.  For the years ended December 31, 2017, 2018 and 2019 approximately 85.1%, 85.3% and 78.1%, respectively, of our revenues were derived from sales to markets outside of Israel.  A key component of our strategy is to continue to expand in such international markets.  Our international sales efforts are affected by costs associated with the shipping of our products and risks inherent in doing business in international markets, including:

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

We may be vulnerable to physical and electronic security breaches and cyber-attacks which could disrupt our operations and have a material adverse effect on our financial performance and operating results.

A party who is able to compromise the security measures on our networks or the security of our infrastructure could, among other things, misappropriate our proprietary information and the personal information of our customers and employees, cause interruptions or malfunctions in our or our customers’ operations, cause delays or interruptions to our ability to meet customer needs, cause us to breach our legal, regulatory or contractual obligations, create an inability to access or rely upon critical business records or cause other disruptions in our operations. These breaches may result from human errors, equipment failure, or fraud or malice on the part of employees or third parties. Our exposure to cybersecurity threats and negative consequences of cybersecurity breaches will likely increase as we store increasing amounts of customer data. Additionally, as we increasingly market the security features in our data centers, our data centers may be targeted by computer hackers seeking to compromise data security.

We expend significant financial resources to protect against such threats and may be required to further expend financial resources to alleviate problems caused by physical, electronic, and cyber security breaches. As techniques used to breach security are growing in frequency and sophistication and are generally not recognized until launched against a target, regardless of our expenditures and protection efforts, we may not be able to implement security measures in a timely manner or, if and when implemented, these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, loss of existing or potential future customers, harm to our reputation and increases in our security costs, which could have a material adverse effect on our financial performance and operating results.

In the event of a breach resulting in loss of data, such as personally identifiable information or other such data protected by data privacy or other laws, we may be liable for damages, fines and penalties for such losses under applicable regulatory frameworks despite not handling the data. Furthermore, if a high-profile security breach or cyber-attack occurs with respect to another provider of mission-critical data center facilities, our customers and potential customers may lose trust in the security of these business models generally, which could harm our reputation and brand image as well as our ability to retain existing customers or attract new ones. In addition, the regulatory framework around data custody, data privacy and breaches varies by jurisdiction and is an evolving area of law. We may not be able to limit our liability or damages in the event of such a loss.

 We may not be able to protect our proprietary technology and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We have 13 patents and have 3 patent applications pending. We also rely on a combination of trade secret and copyright law and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology.  It is our policy to protect our proprietary rights in our products and operations through contractual obligations, including confidentiality and non-disclosure agreements with certain employees, distributors and agents, suppliers and subcontractors.  These measures may not be adequate to protect our technology from third-party infringement, and our competitors may independently develop technologies that are substantially equivalent or superior to ours.  Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources.  Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting in connection with the filing of the annual report on Form 20-F for each fiscal year.  We may identify material weaknesses or significant deficiencies in our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in material misstatements in our financial statements.  Any such failure could also adversely affect the results of our management’s evaluations and annual auditor reports regarding the effectiveness of our internal control over financial reporting.  We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2019, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

We may be adversely affected by regulations and market expectations related to sourcing and our supply chain, including conflict minerals.

The SEC has adopted disclosures and reporting requirements for companies whose products contain certain minerals and their derivatives, namely tin, tantalum, tungsten, or gold, known as conflict minerals. Companies must report annually whether or not such minerals originate from the Democratic Republic of Congo (DRC) and adjoining countries. These requirements could adversely affect the sourcing, availability, and pricing of materials used in the manufacturing of our products. In addition, we have incurred additional costs to comply with the disclosure requirements, including cost related to determining the source of any of the relevant minerals used in our products. Since our supply chain is complex, due diligence procedures we have implemented to understand the origins of the minerals we use in our operations may not enable us to ascertain with sufficient certainty the origins for these minerals or determine that these minerals are DRC conflict free, which may harm our reputation. We may also face difficulties in satisfying customers who may require that our products be certified as DRC conflict free, which could harm our relationships with these customers and/or lead to a loss of revenue. These requirements also could have the effect of limiting the pool of suppliers from which we source these minerals, and we may be unable to obtain conflict-free minerals at prices similar to the past, which could increase our costs and adversely affect our manufacturing operations and our profitability.

Future laws, regulations, or customers may make additional demands on supply chain transparency. These demands can include more transparency into the activities of our suppliers with regard to human rights and sustainable sourcing. We have significant protections in place to ensure we partner with responsible suppliers, but increased demands may cause us to incur increased supply chain costs. If we cannot satisfy customers' demands, we may lose business, and if we cannot meet new regulatory requirements, we may have to alter our sourcing at increased expense.

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

The FIMI Partnerships owned approximately 42.6% of our outstanding ordinary shares as of April 20, 2020. For as long as FIMI has a controlling interest in our company, it will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Because the interests of FIMI may differ from the interests of our other shareholders, actions taken by FIMI with respect to us may not be favorable to our other shareholders.

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

We may in the future be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

U.S. holders of our ordinary shares may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company” or PFIC in the future.  Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. If we are treated as a PFIC, U.S. holders of ordinary shares would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ordinary shares. In particular, any dividends paid by us, if any, would not be treated as “qualified dividend income” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.  We believe that we were not a PFIC for the taxable year of 2019.  However, since PFIC status depends upon the composition of our income and the market value of our assets from time to time, there can be no assurance that we will not become a PFIC in any future taxable year. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

Some of the provisions of Israeli law could discourage potential acquisition proposals, delay or prevent a change in control and limit the price that investors might be willing to pay in the future for our ordinary shares. Israeli Companies law regulates mergers and acquisitions of shares through tender offers, requires approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israel tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation or to taxation before his investment in the foreign corporation becomes liquid. These provisions may adversely affect the price of our shares.

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

We offer broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), Video Management Software (VMS), Intelligent Video Analytics (IVA), technology and cyber security solutions. We also provide full turn-key projects for physical security for critical sites. Our offering is complemented by our comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation cutting edge Physical Security Information Management system (PSIM).

We intend to increase our revenues from our Products segment, which includes our PIDS, VMS and IVA products by (i) focusing our efforts on our strategic verticals; (ii) locating new channels to promote and market our products; (iii) investing in research and development thus maintaining technology leadership; (iv) entering into OEM agreements which will increase our offerings  for the verticals on which we focus; and (v) acquiring new technologies relevant to our target verticals independently or through mergers and acquisitions.

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

Our capital expenditures for property and equipment for the years ended December 31, 2017, 2018 and 2019 were approximately $0.9 million, $2.1 million and $0.8 million, respectively.

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

Based on our decades of experience and interaction with customers, we have developed a comprehensive set of solutions and products, optimized for perimeter, outdoor and general security applications.  Our portfolio of mission critical infrastructure and site protection technologies includes a variety of smart fences and barriers, fence mounted sensors, fence mounted sensors with perimeter lighting, virtual (volumetric) fences and gates, buried and concealed detection systems and tunneling sensors to secure prisons, bank vaults and pipelines.  We deliver comprehensive IP technology and traditional closed-circuit television, or CCTV, solutions, supported by our own advanced Video Management Software, or VMS solutions, which include Video Motion Detection, or VMD and Intelligent Video Analytics, or IVA.

Since the addition of Aimetis’ products and expertise, we were able to address new markets and offer solutions incorporating advanced video analytics and VMS for physical indoor and outdoor security applications. Since the addition of the newly acquired state of the art technology and expertise, we were able to expand our overall solution, offer a wider range of products in addition to our PSIM and PIDS solutions, and address new markets.

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

•
Develop and enhance our presence in verticals which we have identified as strategic. We intend to enhance our presence in our target vertical markets: critical infrastructure, correctional facilities (mainly in the USA), logistics and oil and gas terminals as well as oil and gas pipelines infrastructure. Many if not all of the verticals are highly regulated and require unique security solutions. As a solution provider with a wide selection of security technologies and products we believe that we can offer a comprehensive security solution that meets the standards required by the applicable regulations.

•
Enhance our presence in emerging markets. We intend to enhance our presence in emerging markets such as India and China, in order to increase our exposure to small and medium size business opportunities for both our products and projects segments.

•
Strengthen our presence in existing markets.   We intend to increase our marketing efforts in our existing markets mainly in North America and Latin America region and to acquire or invest in complementary businesses and joint ventures

Emerging Opportunities

We believe that the proliferation of digital communication and information technology into the security market provides us with the opportunity to consolidate safety and site management with security applications.  Cities and municipalities, air and sea ports, chemical factories, oil and gas terminals and pipeline infrastructure, large logistics warehouses, and critical infrastructure sites are currently utilizing the benefits of this approach to security management.  This integration allows users to share diverse sensors (such as cameras and emergency buttons), IT systems, traffic management tools, Cyber solutions and other resources and feed them into a single command and control platform. Users from different departments within organizations can now share the same information, allowing for improved communication and coordination, whether it is a routine operation or crisis situation.  We believe that we are well positioned and are in the forefront of this emerging market opportunity.

The unrest in Africa and the Middle East along with terrorist actions by ISIS, Boco Haram and El Shabab and massive migration of refugees may generate new requirements in these regions and in Europe.

Products and Services

General

Our principal physical (PIDS), VMS, EAC and cyber security products and solutions include:

•	Perimeter Intrusion Detection Systems (PIDS), fence mounted, buried and free standing;

•	PIDS fence sensor with intelligent perimeter LED based lighting;

•	VMS, including IVA applications;

•	EAC (Electronic Access Control) systems;

•	CCTV systems;

•	Security Video Observation & Surveillance systems;

•	Pipeline security, third party interference (TPI);

•	Cyber security systems for security networks;

•	Life safety/duress alarm systems;

•	Command and control systems; and

•	Miscellaneous systems tailored for specific vertical market needs.

Commencing on January 1, 2019, in order to more accurately reflect management’s focus, we reorganized our structure into two divisions: Magal Integrated Solutions (“Projects” segment) and Senstar Product division (“Products” segment). Each division represents and reports as a separate business segment. The financial results of each division are reported under respective operating segments. We analyze our operating segments based on each operating segment’s operational profit. The Products Division includes products oriented subsidiaries with R&D and production centers in Canada. The Integrated Solutions Division (for simplicity purposes and consistency with 2019 previous reports referred to in this document as the Project Division) includes our project-oriented subsidiaries with R&D, production and integration technology excellence center in Israel.  The Products Division is managed and led by the Managing Director of Senstar Corporation and the Projects Division is managed and led by the General Manager of our Magal Israel Business Unit.  Previously, we operated in three segments, Products, Turnkey Projects, and Video and Cyber Security.

The following table shows the breakdown of our consolidated revenues for the calendar years 2017, 2018 and 2019 by operating segments:

	Year ended December 31,
	2017	2018	2019
	(In thousands)
Products	$28,471	$35,169	$36,633
Projects	38,247	61,119	52,426
Eliminations	(2,426)	(3,686)	(2,228)
Total	$64,292	$92,602	$86,831

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

Our line of outdoor perimeter security products consists of the following:

•	Fence mounted detection systems – mechanical sensors, “microphonic” wire sensors, fiber optic sensors and electronic ranging sensors;

•	Smart barriers – a variety of robust detection grids, gates and innocent looking fences, designed to protect water passages, VIP residences and other outdoor applications;

•	Buried sensors –buried coaxial cable volumetric sensors and buried fiber sensors to secure pipelines, borders and critical assets against intrusion by targets on the surface and excavation;

•	Taut wire – hybrid perimeter intrusion detection system with physical barrier;

•	Electrical field disturbance sensors (volumetric);

•	Microwave sensors; and

•	Hybrid perimeter intrusion detection and intelligent lighting system.

Fence Mounted Detection Systems

We offer various types of detection systems. While less robust than taut wire installations, the adaptability of these systems to a wide range of pre-existing barrier structures makes these products viable alternatives for cost-conscious customers.  Our detection devices are most effective when installed on common metal fabric perimeter systems, such as chain link or welded mesh. In our BARRICADE system, electro-mechanical sensors are attached to fence panels approximately three meters apart on any of several common types of fence structures.  Once attached to the fence, each sensor detects vibrations in the underlying structures.  The sensor system’s built-in electro-mechanical filtering combines with system input from a weather analysis component to minimize the rate of alarms from wind, hail or other sources of nuisance vibrations. Our most recent product is the FENSOR – an accelerometer-based fence mounted detection system that is capable of locating the exact location of an intrusion within 3 meters and is optimized for rigid fences such as palisade. FENSOR has been approved by various Israeli security and military authorities.

FlexZone, our latest coaxial cable based fence mounted ranging sensor can pinpoint intrusions to within ±3 m (±10 ft); it provides long physical cable lengths (up to 600 m (1,968 ft) per processor) configurable through software to many smaller virtual zones for site operations. Power and data between processors is supported through the sensor cable significantly reducing the requirement for supporting infrastructure. A novel wireless gate sensor module is available with FlexZone providing an accelerometer based gate sensor integrated via wireless communications into a FlexZone network eliminating the need to have sensor cables attached to sliding gates.

FiberPatrol, our newest FP1150 product featuring long distance ranging to 50 Km (31 mi) via a fence mounted fiber optic cable detects and locates fence cut and climb events with an accuracy of approximately 4m (13 ft).  Released in 2019 our latest FP400 product zone based fiber optic cable PIDS solution replaces the IntelliFiber product line.  Its advanced features include processing of 4 fence mounted fiber optic cable detection zones from a single remote processor with an alarm given for each zone independently.

Buried Sensors

Omnitrax is a fifth generation covert outdoor perimeter security intrusion detection sensor that generates an invisible radar detection field around buried sensor cables.  The exact location of an intruder is identified within approximately one meter when an intruder disturbs the detection field.  Targets are detected by their conductivity, size and movement and the digital processor is able to filter out nuisance alarms that could be caused by environmental conditions and small animals.

FiberPatrol, our newest FP1150 product featuring long distance ranging fiber optic cable based detection technology in a single rack mount unit is also offered as a buried solution detecting surface intrusion and to protect pipelines against sabotage or accidental third party interference (TPI) for example by manual or machine excavation. FiberPatrol has the capability to protect distances of up to 80 Km (50 Miles) with a single indoor processor.

Taut Wire Perimeter Intrusion Detection Systems

Our taut wire perimeter systems consist of wire strung at high tension between anchor posts.  Sensor posts are located at the middle between anchor posts.  These sensor posts contain one or more devices that detect changes in the tension being exerted on and by the taut wires.  Any abnormal force applied against these wires or released from them (such as by cutting) automatically triggers an alarm. Taut wire technology provides three critical elements of protection against unauthorized intruders: deterrence, detection and delay (until first responders may react and intercept the intruder).

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

Electro-static Field Disturbance Sensors

Terrain following volumetric sensors detect intrusions without requiring an intruder to touch the sensor.  They can be installed on buildings, free-standing posts, existing fences, walls or rooftops, and will sense changes in the electrostatic field when events, such as intruders penetrating through the wires takes place.  The system’s tall, narrow, well contained detection zone allows the sensor to be installed in almost any application and minimizes nuisance alarms caused by nearby moving objects.  Our flagship product is X-Field; it consists of a set of four to as many as eight parallel field generating and sensing wires that form a volumetric detection field as much as 5m (16.4 ft) in height.

Microwave Products

Ultrawave is our K-band all digital bi-static microwave beam perimeter intrusion detection system designed for reliable operation in extreme outdoor environments.  Coverage distance range from 5 meters to 200 meters. Older generations of X band microwaves are retired but still supported.

Hybrid Perimeter Intrusion Detection and Intelligent Lighting System

The Senstar LM100 is the world’s first 2-in-1 perimeter intrusion detection and intelligent lighting system. Combining high performance LED lighting with accelerometer-based vibration sensors, the LM100 deters potential intruders by detecting and illuminating them at the fence line.

Video

VMS / IVA Solutions

Senstar Symphony 7, has been designed to become a new benchmark for intelligent Video Management Software (VMS). The Symphony software package includes a proprietary seamless set of Electronic Access Control (EAC) features.  Symphony Access Control provides control over a broad array of security functions, integrating Symphony’s VMS feature set to one of the broadest arrays of trusted hardware brands for access control, intrusion, HVAC and elevator control.

Senstar Symphony 7 is highly scalable, easy to set up and use, and can be used in both single server installations and multi-server deployments. Symphony 7 offers web-based administrator capabilities, centralized cloud management, native analytics applications which include motion tracking, auto-PTZ (pan–tilt–zoom) tracking, people counting, and high security and server and storage failover reducing the need for costly Microsoft clustering and extra servers. We intend to expand the Symphony product line over time to address a broad new market of applications.

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

•
Rubidium – An easily operated SIEM (Security Information & Event Management) software application, designed to manage an array of Tungsten products as well as third party network and cyber monitoring devices.

Anti-Drone

In 2019, we introduced our new concept for anti-drone perimeter security solution called MAG 3D, an advance and modular solution for drone detection, identification and defeat. The MAG 3D is based on Fortis 4G , our powerful command and control system which integrates complementary sub systems such as: radar, RF signal detector, electro-optic sensor and drone maneuverable jamming system to a single easy to deploy and operate system . The MAG 3D enables operators to detect, identify, track and defeat malicious drones threats, thus providing another critical layer of physical security.

A typical MAG – 3D configuration includes:

•	Fortis4G – our fourth-generation high-end comprehensive command and control system;

•	One or more radars to detect small Arial targets;

•	RF signal detectors to recognize commercial drones;

•	Electro-Optical sensors; and

•	Drone maneuverable jamming system.

Other Products

Life Safety / Duress Alarm Systems

Our products include high reliability, personal, portable duress alarm systems to protect personnel in prisons.  These products identify individuals in distress and can pinpoint the location of the distress signal with an indoor-to-outdoor and floor-to-floor accuracy unmatched by any other product.

Flash and Flare personal emergency locating systems use radio frequency technology to provide a one touch emergency system that can be worn on a belt, or used with our newly released pendant style alarm initiation device.  The systems, sold to prisons, consist of transmitters that send distress signals to receivers mounted throughout the building.  Receivers relay the signal to a central location, indicating that someone requires assistance and their exact location in the building.  As a radio frequency based product, it can also perform its function in outdoor areas surrounding a building. The systems employ an automated testing mechanism that helps to reduce maintenance costs.

PAS is another personal alarm system that uses an ultrasonic based emergency notification system. The system, sold mainly to jails and prisons in the United States, allows individuals moving throughout a facility to quickly indicate the location of an indoor crisis situation.

CCTV Systems

We have a proven track record in delivering CCTV and IVA solutions that are designed for use in outdoor applications. Following the ESC BAZ and Aimetis acquisitions, our VMS outdoor and indoor solutions present advanced technologies. These capabilities are now fully embedded as part of our Fortis4G Physical Security Information Management (PSIM) system.

Following the ESC BAZ acquisition, our portfolio includes a wide range of modular and customizable medium and long-range dual technology (thermal Imaging and CCD) surveillance systems for distances of 500m (1,640 ft) up to 25Km (15.6 Miles). These surveillance systems include:

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

Command and Control Systems

The development of communication and IT technology has significantly affected the security market.  Multiple security systems and technologies, sometimes supplied by different vendors, can now be integrated into a unified command and control system.  We offer three types of command and control systems:

•	Fortis4G – a fourth generation high-end comprehensive command and control system;

•	StarNet 2 – our security management system, or SMS, was launched in the latter part of 2015 and replaces the legacy StarNet 1000; and

•	Network Manager – a middleware (software) package which is essential for integration with 3rd party control systems and offers an entry level alarm management system called AIM.

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

Our sales efforts focus on:

•
PIDS products are sold indirectly through system integrators and distribution channels.  Due to the sophistication of our products, we often need to approach end-users directly and be in contact with system integrators; however, sales are directed through third-parties. Our sales team is trained on cross-selling PIDS, VMS, IVA and EAC.

•
VMS and IVA.  Video management system software and Intelligent Video Applications licenses, the associated maintenance and support services, are sold primarily through locally based distributor partners. Some key accounts are managed directly with the end-users. Our sales team is trained on cross-selling PIDS, VMS, IVA and EAC.

•
Projects.  This part of the business deals with end-customers or high-end system integrators.  We offer full comprehensive solutions, which include our in-house portfolio of products and products manufactured by third parties.  Solutions are focused around our core competencies -outdoor and cyber security, safety and site management, VMS, IVA and EAC applications.  In many cases we take responsibility for the full turnkey solution and we integrate and deliver a full solution, including civil works infrastructure, installation, training, warranty and after sale support. Cyber security solutions are now offered as an integrated part of our comprehensive solutions.

•
Cyber. In addition to cyber solutions provided as part of our projects that are tailored to the customer’s requirements, in 2019 we entered into a license agreement with a commercial switch manufacturer and distributor, licensing our Tungsten and Rubidium technologies to be offered with commercially standard switches.

In addition to our main facilities in Israel, Canada, the United States and Mexico, we have sales and technical support offices in India, the United Kingdom, Germany, Spain, China, the Philippines and other countries.

Customers

The following table shows the geographical breakdown of our consolidated revenues for the three years ended December 31, 2019:

	Year ended in December 31,
	2017	2018	2019
	(in thousands)
Israel	$9,599	$13,577	$18,975
North America	15,547	24,324	19,713
Europe	11,232	14,021	18,896
South and Latin America	13,152	25,471	8,077
Africa	9,370	7,126	11,144
Others	5,392	8,083	10,026
Total	$64,292	$92,602	$86,831

For the years ended December 31, 2017, 2018 and 2019, revenues generated from sales to the MOD and IDF accounted for 10.2%, 10.9% and 17.2% of our revenues, respectively. In addition, revenues from the national electricity company in Latin America, accounted for 14.6%, 25.3% and 5.4% of our revenues in 2017, 2018 and 2019, respectively. We cannot assure you that any of our major customers will maintain their level of business with us or that, if such business is reduced, other customers generating similar revenues will replace the lost business. The failure to replace these customers with one or more customers generating similar revenues will have a material adverse effect on our financial results.

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

For systems installed outside of Israel, maintenance is provided by our local subsidiaries, by an independent third party, by partners or by the end-user. We also provide services, maintenance and support on an “as needed” basis. During the years ended December 31, 2017, 2018 and 2019, we derived approximately 26.7%, 19.3% and 20.4% of our total revenues, respectively, from maintenance and services.

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

Our research and development expenses during 2017, 2018 and 2019 were $6.6 million, $6.9 million and $6.4 million, respectively.  In addition to our own research and development activities, we also acquire know-how from external sources.  We cannot assure you that any of our research and development projects will yield profitable results in the future.

Manufacturing and Supply

Our manufacturing operations consist of engineering, fabricating, assembly, quality control, final testing and shipping of finished products.  Substantially all of our manufacturing operations are currently performed at our facilities in Canada and Israel. In 2018 we launched a “Made in USA” version of our FlexZone product to better serve our US - based partners and customers. See Item 4D. “Information on the Company – Property, Plants and Equipment.”

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

The PIDS market is very fragmented.  Our most frequently encountered competitors include EL-FAR Electronics Systems 2000 LTD, Afcon Security and Parking Ltd. in Israel and Southwest Microwave Inc., Future Fiber Technologies, Fibersensys Inc. (an Optex Company), GPS Standard SpA, CIAS Elettronica Srl, Sorhea and Gallagher (New Zealand) outside of Israel.

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

We also face indirect competition from competing technologies such as ground based radar and thermal cameras as PIDS sensors with principal competitors being, SpotterRF, Navtech, FLIR, SightLogix and PureTech.

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

Intellectual Property Rights

We have 13 patents and have 3 patent applications pending in the U.S. and in several other countries and have obtained licenses to use proprietary technologies developed by third parties.  We cannot assure you:

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

CYBERSEAL, DTR, FENSOR, FORTIS, MAESTRO DB, MAGAL, ROBOGUARD, AIMETIS SYMPHONY, FIBERPATROL, FLARE, FLEXPI, FLEXZONE, OMNITRAX, PINPOINTER, SENNET, SENSTAR, SENSTAR & DESIGN, SENTIENT, ULTRAWAVE DESIGN and XFIELD are our registered trademarks.

ARMOURFLEX, ENTERPRISE MANAGER, GALLIUM PDS, INTELLI-FLEX, INTELLIFIBER, LM100, the MAGAL logo, NETWORK MANAGER, RUBIDIUM, STARLED, STARNET, SENSTAR CARE, SENSTAR SYMPHONY, TUNGSTEN and VANADIUM and all other marks used to identify particular products and services associated with our businesses are also our trademarks.  Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

C.          Organizational Structure.

We have wholly owned and majority-owned active subsidiaries that operate world-wide.   Set forth below are our significant subsidiaries.

Subsidiary Name	Country of Incorporation/Organization	Ownership Percentage
Senstar Corporation	Canada	100%
Senstar Inc.	United States (Delaware)	100%
Senstar GmbH.	Germany	100%
Senstar Latin America, S.A. de C.V.	Mexico	100%
MAGAL-S3 CANADA INC.	Canada	100%
ESC BAZ LTD.	Israel	55%

 D.          Property, Plants and Equipment.

We own a two-story 2,533 square meter facility located on a 4,352 square meter parcel in the Yehud Industrial Zone, Israel, which is used as our principal facility.  Approximately 600 square meters are devoted to administrative, marketing and management functions and approximately 800 square meters are used for engineering, system integration and customer service.  We use the remaining area of approximately 1,100 square meters for production management and production operations, including manufacturing, assembly, testing, warehousing, shipping and receiving.  We also lease a one-story 810 square meter facility located on a 1,820 square meter parcel in the Yehud Industrial Zone for approximately $135,000 per year for use in production and operations.  The lease terminates in 2029.  The products that we manufacture at our facilities in the Yehud Industrial Zone include our taut-wire intrusion detection systems, our detection systems Fortis4G, Fensor and other perimeter systems.

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

We lease office space in Waterloo, Canada, which houses our video management software operations. We also lease a 8,000 square foot facility in Carp, Ontario, Canada for Magal-S3 Canada Inc. and lease other sites world-wide. The aggregate annual rent for such offices was approximately $730,000 in 2019.

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

A.          Operating Results.

Overview

We develop, manufacture, market and sell complex computerized security systems.  Our systems are used in more than 100 countries to protect national borders and sensitive facilities, including military bases, power plant installations, airports, sea ports, postal facilities, prisons, banks, retail operations, municipal security, sporting events including athlete villages and stadiums, and industrial locations from terrorism, theft and other security threats.

The Company’s operating segments are strategic business units that offer different services and are managed accordingly. Beginning January 1, 2019, we presented for the first time our new operating segments. We analyze our operating segments based on each segment’s gross profit.

Our two reportable segments are (i) Products and (ii) Projects.

Products Segment (PIDS, VMS, IVA and EAC)

The Products segment sells its products worldwide and this segment primarily includes the operations of Senstar Canada, Senstar US and Senstar Germany as one reporting unit.

This segment includes Video Management Software (VMS), Intelligent Video Analytics (IVA) and PIDS products. The PIDS, VMS and IVA activities which are operated and managed by Senstar, offer an unmatched portfolio of PIDS technologies, as well as, integrated intelligent video management solutions for security surveillance and business intelligence applications worldwide.

Integrated Solutions Division Segment (Projects Segment)

The Projects segment, which is led by the General manager of our Magal Israel business unit, has operations worldwide and includes a number of reporting units operating in Israel, Mexico, Canada, India, Spain, Kenya and Romania.

Business Challenges/Areas of Focus

Our primary business challenges and areas of focus include:

•	continuing the growth of revenues and profitability of our perimeter security system and video management system lines of products;

•	enhancing the introduction and recognition of our new products into the markets;

•	penetrating new markets and strengthening our presence in existing markets;

•	strengthening our presence in our strategic verticals;

•	succeeding in selling our comprehensive turnkey solutions; and

•	succeeding in selling our comprehensive PIDS, VMS and EAC products as a combined solution.

Our business is subject to the effects of general global economic conditions.  If general economic conditions or economic conditions in key markets will be uncertain or weaken further, demand for our products could be adversely affected.

Key Performance Indicators and Sources of Revenues

Our management believes that our revenues and operating income are the two key performance indicators for our business.

Our revenues from our Products and Projects segments for the three years ended December 31, 2019 were as follows:

	Year ended December 31,
	2017	2018	2019
	(In thousands)
Products	$28,471	$35,169	$36,633
Projects	38,247	61,119	52,426
Eliminations	(2,426)	(3,686)	(2,228)
Total	$64,292	$92,602	$86,831

The increase in revenues from products was primarily due to the change in our leadership in the USA and EMEA, including better management of our sales force. The decrease in revenues from projects was primarily due to a reduction in revenue from customers in LATAM and in Canada, partially compensated by increase in project revenue in other geographies. Our operating income (loss) from our Products and Projects segments for the three years ended December 31, 2019 were as follows:

	Year Ended December 31,
	2017	2018	2019
	(In thousands)
Products	$(2,483)	$1,425	$3,880
Projects	2,576	4,356	3,536
Eliminations	(1,337)	(2,026)	(1,377)
Total	$(1,244)	$3,755	$6,039

Despite the reduction in total revenues, our operating profit in 2019 increased mainly due to the increase in sales in our products segment and reduction in operational expenses. The latter is a result of one-off expenses recorded in 2018 as well as cost efficiencies in 2019.

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

Growth Strategy

During 2019 we initiated a strategic plan to implement our growth strategy for the following 3-4 years, which was also adopted by our board of directors. Pursuant to the plan, we reorganized our group structure and clearly separated our two core areas of operation - Products and Projects. We also streamlined our product sales activity in our four main regions, the Americas, EMEA, APAC and LATAM, identifying and focusing on strategic verticals: critical infrastructure, oil and gas, logistics and correctional facilities (mainly in the US). We intend to continue to expand our sales to the verticals of focus through allocation of resources and funds, including mergers and acquisitions of complementary technologies that will increase our offerings to these targeted verticals versus our competition.

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

Our gross margin is affected by the proportion of our revenues generated from our Products and Projects segments.  Our revenues from Products generally have higher gross margins than our Projects revenues.

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

Depreciation and Amortization and impairment of goodwill. The amount of depreciation and amortization attributable to our Products and Projects segments for the three years ended December 31, 2019 were as follows:

	Year Ended December 31,
	2017	2018	2019
	(in thousands)
Products	$1,369	$2,273	$1,260
Projects	507	951	840
Total	$1,876	$3,224	$2,100

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

Revenue Recognition

We generates our revenues mainly from (1) performance of turn-key security projects for which revenues are generated from long-term fixed price contracts; (2) sales of security products; (3) services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts; and (4) software license fees and related services.

Revenues from our contracts are recognized using the five-step model in ASC 606 - "Revenue from Contracts with Customers" ("ASC 606"). At first, we determine if an agreement with a customer is considered to be a contract to the extent it has a commercial substance, it is approved in writing by both parties, all rights and obligations including payment terms are identifiable, the agreement between the parties creates enforceable rights and obligations, and collectability in exchange for goods and services that will be transferred to the customer is considered as probable. We then assess the transaction price for a contract in order to determine the consideration we expects to receive for satisfying the performance obligations called for in the contract. To the extent, the transaction price includes variable consideration (e.g., contract penalties, unpriced change orders or like measures), we usually estimate the most likely amount that should be included in the transaction price subject to constraints based on the specific facts and circumstances.

At the inception of a contract, we also evaluate and determines if a contract should be separated into more than one performance obligation. Our installation of comprehensive security systems contracts usually includes one-performance obligations due to a significant customization for each customer's specific needs and integrated system or solution.

For most of our turn-key security projects contracts, where our performance does not create an asset with an alternative use, we recognizes revenue over performance time because of continuous transfer of control to the customer. For these performance obligations that are satisfied over time, we generally recognize revenue using an input method with revenue amounts being recognized proportionately as costs are incurred relative to the total expected costs to satisfy the performance obligation. We believe that costs incurred as a portion of total estimated costs is an appropriate measure of progress towards satisfaction of the performance obligation since this measure reasonably depicts the progress of the work effort and we have the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged, the manner, and the terms of settlement, including in cases of termination for convenience. Project costs include materials purchased to produce the system, related labor, overhead expenses and subcontractor's costs. The performance costs are measured by monitoring costs and efforts devoted using records of actual costs incurred to date in the project compared to the total estimated project requirements, which corresponds to the costs related to earned revenues. We estimate the profit on a contract as the difference between the total estimated transaction price and the total expected performance costs of the contract and recognizes revenue and costs over the life of the contract. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

For contracts that are deemed to be loss contracts, we establish forward loss reserves for total estimated costs that are in excess of total estimated consideration under a contract in the period in which they become probable.

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

Inventories

Inventories are stated at the lower of cost or market value.  We periodically evaluate the quantities on hand relative to historical and projected sales volumes, current and historical selling prices and contractual obligations to maintain certain levels of parts.  Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories, market prices lower than cost and adjusted revenue forecasts.  Cost is determined as follows:

•	Raw materials, parts and supplies – using the “first-in, first-out” method.

•	Work-in-progress and finished products – on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

During the years ended December 31, 2017, 2018 and 2019 we recorded inventory write-offs from continuing operations in the amounts of $0.1 million, $0.1 million and $0.3 million, respectively.  Such write-offs were included in cost of revenues.

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

As of December 31, 2019, we had a net deferred tax asset of $4 million, out of it $3.2 million foreign and $0.8 million domestic.  We had total estimated available operating tax loss carryforwards of $9.3 million with respect to our operations in Israel. Our non-Israeli subsidiaries had estimated total available operating tax loss carryforwards of $15.3 million, of which $6.5 million was attributable to our U.S. subsidiaries (Federal and State net operating losses), which may be used as an offset against future taxable income for periods ranging between 1 and 20 years.  As of December 31, 2019, we recorded a partial valuation allowance on these carryforward tax losses due to the uncertainty of their future realization. Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

Goodwill

We have recorded goodwill as a result of acquisitions, which represents the excess of the cost over the net fair value of the assets of the businesses acquired.  We follow ASC 350, “Intangibles – Goodwill and Other,” which requires goodwill to be tested for impairment, at the reporting unit level.

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the quantitative impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test.  We perform annual impairment test of goodwill as of December 31 of each year, or more frequently if impairment indicators are present

In January 2017, the FASB issued ASU 2017-04, "Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment". ASU 2017-04 eliminates the requirement to measure the implied fair value of goodwill by assigning the fair value of a reporting unit to all assets and liabilities within that unit (the "Step 2 Test") from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited by the amount of goodwill in that reporting unit. ASU 2017-04 will become effective for us beginning January 1, 2020 and must be applied to any annual or interim goodwill impairment assessments after that date. We will adopt this standard on a prospective basis as of January 1, 2020 and does not expect this standard to have a material effect on our consolidated financial statements.

With effect from January 1, 2019, as a result of the reorganization of the Company’s reporting structure into two business segments, we identify two reporting unite to which our goodwill relates: (1) the Products reporting unit which comprises the Products segment and; (2) the BAZ reporting unit within the Project segment. During the year ended December 31, 2019 we did not record any goodwill impairment charges.

Goodwill annual impairment test for the year ended December 31, 2019:

Goodwill annual impairment test for the Products segment. The material assumptions used for the goodwill annual impairment test for the Products segment, according to the income approach for 2019, were five years of projected net cash flows, a weighted average cost of capital rate of 13% and a long-term growth rate of 3%. We considered historical rates and current market conditions when determining the discount and growth rates to use in this analysis. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill. As required by ASC 820, "Fair Value Measurements and Disclosures," we apply assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

Goodwill annual impairment test for the BAZ reporting unit within the Project segment. The material assumptions used for the goodwill annual impairment test for the BAZ reporting unit within the Project segment, according to the income approach for 2019, were five years of projected net cash flows, a weighted average cost of capital rate of 15% and a long-term growth rate of 1.5%. We considered historical rates and current market conditions when determining the discount and growth rates to use in this analysis. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill. As required by ASC 820, "Fair Value Measurements and Disclosures," we apply assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

Goodwill annual impairment test for the years ended December 31, 2018 and 2017:

In 2018 and 2017, for the purposes of impairment testing of goodwill, we identified four reporting units: (1) PIDS reporting unit within the Products segment, (2) BAZ reporting unit within the Project segment, (3) Cyber security and (4) Video reporting units, both the Cyber security and the Video reporting units were included within the former Video and Cyber security segment.

In 2018, the excess of the  carrying amount over its fair value of the Cyber security reporting unit within the former Video and Cyber security segment (currently included within the Products segment), represented an impairment loss of goodwill in the amount of $979, which was recorded as part of the general and administrative expenses in the statements of operations.

During the year ended December 31, 2017 we did not record any goodwill impairment charges.

Intangible assets

Our intangible assets are comprised of patents, acquired technology, customer relations and backlog. Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350, “Intangibles – Goodwill and Other.”

During the three years ended December 31, 2019, we did not record any impairment charges relating to intangible assets.

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

During the three years ended December 31, 2019, we did not record any impairment charges relating to long lived assets.

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

After the re-measurement process is complete the financial statements are translated into our reporting currency, which is the U.S. dollar, using the current rate method.  Equity accounts are translated using historical exchange rates.  All other balance sheet accounts are translated using the exchange rates in effect at the balance sheet date.  Statement of operations amounts have been translated using the average exchange rate for the year.  The resulting translation adjustments are reported as a component of shareholders’ equity. For the years ended December 31, 2017, 2018 and 2019, our foreign currency translation adjustments totaled $5.9 million, $2.8 million and $5.9 million respectively. We recorded foreign exchange losses, net of $4 million and $2 million in the years ended December 31, 2017 and 2019, respectively and a foreign exchange gain, net of $1.1 million in the year ended December 31, 2018. The losses in 2017 and 2019 were exacerbated as a result of our increased cash balances.  In late 2016 we completed a rights offering that provided us with proceeds of $ 23.6 million, which we deposited into our bank accounts in Israel. These balances were translated into NIS, which depreciated by 9.8% and 7.8% against the U.S. dollar in 2017 and 2019, respectively. In 2018 the NIS appreciated by 8.1% against the U.S. dollar.

Concentrations of credit risk

Financial instruments that are potentially subject to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term bank deposits, unbilled accounts receivable, trade receivables, long-term trade receivables and long-term loans.

Of our cash and cash equivalents and short-term and restricted bank deposits at December 31, 2019, $28.2 million were deposited with major Israeli banks.  An additional $23.4 million was deposited mainly with the Royal Bank of Canada, Bank Leumi USA, BBVA Bancomer, Comerica Bank, Natwest Bank and Deutsche Bank. Cash and cash equivalents deposited with U.S. banks or other banks may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits maybe redeemed upon demand and therefore bear low risk.

The trade receivables and the unbilled accounts receivable of our company and our subsidiaries are derived from sales to large and solid organizations located mainly in Israel, the United States, Canada, Africa, Mexico and Europe.  We perform ongoing credit evaluations of our customers and to date have generally not experienced any material losses.  An allowance for doubtful accounts is determined with respect to those amounts that we have determined to be doubtful of collection and in accordance with an aging policy.  In certain circumstances, we may require letters of credit, other collateral or additional guarantees.  During the years ended December 31, 2017, 2018 and 2019 we recorded $0.3 million, $1.5 million and $0.1 million of expenses related to doubtful accounts, respectively.  As of December 31, 2019, our allowance for doubtful accounts amounted to $2.1 million.

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

The following table presents certain financial data expressed as a percentage of revenues for the periods indicated:

	Year Ended December 31
	2017	2018	2019
Revenues	100%	100%	100%
Cost of revenues	51.3	56.5	55.4
Gross profit	48.7	43.5	44.6
Operating expenses:
Research and development, net	10.2	7.4	7.3
Selling and marketing, net	28.2	20.0	19.5
General and administrative	12.2	12.0	10.9
Operating income (loss)	(1.9)	4.1	7.0
Financial income (expenses), net	(6.2)	1.5	(1.9)
Income before income taxes	(8.1)	5.5	5.0
Taxes on income (tax benefit)	(2.6)	(2.2)	(1.8)
Net income	(10.8)	3.3	3.2

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

Revenues.  Revenues decreased by 6.2% to $86.8 million for the year ended December 31, 2019 from $92.6 million for the year ended December 31, 2018.  Revenues from sales of products increased by 4.2% to $36.6 million in 2019 from $35.2 million in 2018, primarily due to the improved management and improved market conditions. Revenues from projects decreased by 14.2% to $52.4 million in 2019 from $61.1 million in 2018, primarily due to a reduction in revenues from customers in LATAM and Canada, mostly compensated by an increase in project revenues from other geographies.

Cost of revenues.  Cost of revenues decreased by 8.1% to $48.1 million for the year ended December 31, 2019 from $52.3 million for the year ended December 31, 2018. This decrease was primarily due the decrease in revenues. Cost of revenues as a percentage of revenues decreased slightly to 55.4% in 2019 from 56.5% in 2018, primarily due to the increased percentage of higher margin products sales within our revenue mix.

Research and development expenses, net.  Research and development expenses, net decreased by 7% to $6.4 million for the year ended December 31, 2019 from $6.9 million for the year ended December 31, 2018.

Selling and marketing expenses.  Selling and marketing expenses decreased by 8.9% to $16.9 million for the year ended December 31, 2019 from $18.6 million for the year ended December 31, 2018, primarily due to the decrease in revenues in 2019.  Selling and marketing expenses as a percentage of revenues, decreased to 19.5% in 2019 from 20% in 2018.

General and administrative expenses.  General and administrative expenses decreased by 7% to $9.4 million for the year ended December 31, 2019 from $10.2 million for the year ended December 31, 2019. The decrease is mainly due to the one-off provision for a doubtful account and impairment of goodwill, recorded during 2018, which did not recur in 2019. General and administrative expenses amounted to 10.9% and 11% of revenues in 2019 and 2018, respectively.

Impairment of goodwill.  During 2019 we did not record any impairment of goodwill compared to a $1 million impairment charge recorded in 2018.

Operating income (loss).  We had operating income of $6 million for the year ended December 31, 2019 compared to operating income of $3.8 million for the year ended December 31, 2018. The increase in operating income, despite the reduction in revenues, was primarily attributable to our revenue mix, one-time expenses incurred  in 2018 and the beneficial impact of operating cost reduction initiatives. The operating income (loss) of our business segments in the years ended December 31, 2018 and 2019 were as follows:

	Year Ended December 31
	2018	2019
	(In thousands)
Products	$1,425	$3,880
Projects	4,356	3,536
Eliminations	(2,026)	(1,377)
Total	$3,755	$6,039

Our products segment recorded operating income of $3.9 million for the year ended December 31, 2019 compared to operating income of $1.4 million for the year ended December 31, 2018, primarily as a result of an increase in revenues and one-off provision for doubtful debt recorded in 2018. Our projects segment recorded operating income of $3.5 million in the year ended December 31, 2019 compared to operating income of $4.4 million for the year ended December 31, 2018, primarily as a result of a decrease in revenues.

Financial income (expenses) , net.  Our financial expenses, net, for the year ended December 31, 2019 was $1.7 million compared to financial income, net of $1.4 million for the year ended December 31, 2018.  The financial expenses in 2019 were primarily attributable to foreign exchange loss, net of $2 million compared to foreign exchange gain, net of $1.1 million in 2018.

Income taxes.  We recorded tax expenses of $1.6 million in the year ended December 31, 2019 compared to tax expenses of $2.1 million in the year ended December 31, 2018,  primarily due to our higher pre-tax income and changes in our net deferred tax assets.

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

Please see Item 5 on Form 20-F for the Year ended December 31, 2018 filed on April 15, 2019 for this comparison.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2015	(1.0)	(0.3)	(0.7)
2016	(0.2)	(1.5)	1.3
2017	0.4	(9.8)	10.2
2018	1.3	8.1	(6.8)
2019	0.6	(7.8)	8.4

The U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the CAD.  In 2017 and 2019 the CAD appreciated against the U.S. dollar by 7% and 4.4%, respectively. In 2018 the CAD depreciated against the U.S. dollar by 8.6%. In addition, the U.S. dollar cost of our operations in Mexico is influenced by the exchange rate between the U.S. dollar and the Mexican Peso.  In 2017, 2018 and 2019 the Mexican Peso appreciated against the U.S. dollar by 4.5%, 0.4% and 4%, respectively.

In 2017 and 2019, foreign currency fluctuations had a negative impact on our results of operations as we recorded foreign exchange loss, net of $4 million and $2 million, compared to $1.1 million of foreign exchange gain, net in 2018.  We expect that our results of operations will continue to be affected by currency fluctuations in the future.

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

Effective Corporate Tax Rate

The Israeli corporate tax rate was 24% in 2017 and 23% in 2018 and 2019.

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

As of December 31, 2019, we had net deferred tax assets of $4 million, out of it $3.2 million foreign and $0.8 million domestic. We had total estimated available carryforward operating tax losses of $9.3 million with respect to our operations in Israel to offset against future taxable income. We have recorded a partial valuation allowance for such carryforward tax losses due to the uncertainty of their future realization. As of December 31, 2019, our subsidiaries outside of Israel had estimated total available carryforward operating tax losses of $15.3 million, of which $6.5 million was attributable to our U.S. subsidiaries (Federal and State net operating losses), which may be used as an offset against future taxable income for periods ranging between 1 and 20 years.  Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state tax law provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

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

B.          Liquidity and Capital Resources

Our working capital at December 31, 2019 and 2018 was $67.2 million and $60.8 million, respectively.  Cash and cash equivalents amounted to $34.5 million at December 31, 2019 compared to $38.7 million at December 31, 2018.  The decrease in cash and cash equivalents is primarily due to net cash used in operating activities and investing activities. Our cash and cash equivalents, short and long-term bank deposits are held in various banks, mainly in U.S. dollars, Euros, NIS and CAD.

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

In connection with our acquisition of CyberSeal, we issued warrants to purchase 898,203 of our ordinary shares at an exercise price of $4.16 per share to CyberSeal's former owners.  Of such warrants, 60,000 warrants were exercised in 2017. In October 2018, we agreed to purchase the remaining 838,203 warrants from the warrant holders for an aggregate consideration of $375,000. Under Israeli law, the consummation of such transaction was subject to court approval, which was granted on January 16, 2019. The closing of the purchase of the warrants occurred in March 2019.

We expect that our total research and development expenses in 2020 will be approximately $7.4 million.  Our research and development plan for 2020 covers development of new and innovative products, as well as improvement of existing technologies.

We believe that our cash and cash equivalents, bank facilities, bank deposits and our expected cash flows from operations will be sufficient to meet our ongoing cash requirements through 2020.  However, our liquidity could be negatively affected by a decrease in demand for our products, including the impact of potential reductions in customer purchases that may result from the current general economic climate.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2017	2018	2019
	(in thousands)
Net cash provided by (used in) operating activities	(1,952)	7,326	(4,523)
Net cash provided by (used in) investing activities	3,176	10,121	(4,779)
Net cash provided by (used in) financing activities	504	77	178
Effect of exchange rate changes on cash and cash equivalents	2,076	(1,029)	2,089
Increase (decrease) in cash, cash equivalents and restricted cash	3,804	16,495	(7,035)
Cash, cash equivalents and restricted cash at the beginning of the year	21,501	25,305	41,800
Cash, cash equivalents and restricted cash at the end of the year	$25,305	41,800	34,765

Net cash used in operating activities of approximately $2 million and $4.5 million in the years ended December 31, 2017 and 2019, respectively compared to net cash provided by operating activities in the year ended December 31, 2018 of approximately $7.3 million.

Net cash used in operating activities in the year ended December 31, 2019 was primarily attributable to a decrease of $5.1 million in customer advances, an increase of $4 million in trade receivables, an increase of $2.3 million in unbilled receivables, a decrease of $1.3 million in trade payables and an increase of $0.6 million in deferred income taxes. This was offset in part by 2019 profit, as well as $2.1 million of depreciation and amortization expenses, a decrease of $2.1 million in inventories, an increase of $1 million in other accounts payable and accrued expenses and deferred revenues and an increase of $0.7 million in accrued interest and exchange differences on short-term and other long-term liabilities.

Net cash provided by operating activities in the year ended December 31, 2018 was primarily attributable to our profit in 2018, as well as $3.2 million of depreciation and amortization expenses, an increase of $3.2 million in customer advances, an increase of $3.1 million in other accounts payable and accrued expenses and deferred revenues, an increase of $1.1 million in trade payables and a decrease of $0.6 million in trade receivables. This was offset in part by an increase of $4 million in inventories, an increase of $1.2 million in deferred income taxes, an increase of $1.1 million in other accounts receivables and prepaid expenses and an increase of $0.5 million in accrued interest and exchange differences on short-term and other long-term liabilities.

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

Net cash used in investing activities was approximately $4.8 million in the year ended December 31, 2019 compared to net cash provided by investing activities of approximately $3.2 million and $10.1 million in the years ended December 31, 2017 and 2018, respectively.

In the year ended December 31, 2019, our net cash used in investing activities was primarily attributable to investment in short-term deposits of $3.1 million, investment in technology of $0.9 million and purchase of property and equipment for $0.8 million.

In the year ended December 31, 2018, our net cash provided by investing activities was primarily attributable to sale of short-term bank deposits of $12.9. This was offset in part by purchase of property and equipment for $2.1 million, payments for business acquisitions of ESC BAZ of $0.4 million (net of acquired cash) and investment in technology of $0.3 million.

In the year ended December 31, 2017, our net cash provided by investing activities was primarily attributable sale of short-term bank deposits of $4.1 million. This was offset in part by purchase of property and equipment for $0.9 million.

Net cash provided by financing activities was $0.2 million in the year ended December 31, 2019 compared to net cash provided by financing activities of approximately $0.1 million in the year ended December 31, 2018 and net cash used in financing activities of approximately $0.5 million in the year ended December 31, 2017.

In the year ended December 31, 2019, our net cash provided by financing activities was attributable to issuance of shares upon exercise of options of $0.5 million. This was offset in part by our purchase of outstanding warrants of $0.4 million.

In the year ended December 31, 2018, our net cash provided by financing activities was attributable to issuance of shares upon exercise of options of $0.1 million.

In the year ended December 31, 2017, our net cash provided by financing activities was primarily attributable to issuance of shares upon exercise of options and warrants of $0.6 million.

We had capital expenditures for property and equipment of approximately $0.9 million, $2.1 million and $0.8 million in the years ended December 31, 2017, 2018 and 2019, respectively.  We estimate that our capital expenditures for 2020 will total approximately $0.9 million.  We expect to finance these expenditures primarily from our cash and cash equivalents and our operating cash flows.  However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions and changes in the demand for our products.

Credit Lines and Other Debt

As of December 31, 2019, we had credit lines with Bank Leumi Le-Israel B.M., or Bank Leumi and Union Bank of Israel Ltd., or Union Bank, totaling $15 million in the aggregate (of which $11.1 million is reserved exclusively for guarantees, out of which $3.9 million was available as of December 31, 2019).  Our credit lines at Bank Leumi and Union Bank have no restrictions as to our use of the credit.  We are not under any obligation to maintain financial ratios or other terms in respect of our credit lines. In addition, as of December 31, 2019, our foreign subsidiary had credit lines with the Royal Bank of Canada of $1.2 million in the aggregate, of which $1.1 million was available at December 31, 2019.

As of December 31, 2019, our outstanding balances under our credit lines in Israel consisted of several bank performance, advance payment and bid guarantees totaling approximately $9 million, at an annual cost of 0.65%-1%.  As of December 31, 2019, the outstanding balances under the credit lines of our subsidiary consisted of several bank performance, advance payment and bid guarantees totaling approximately $0.1 million, at an annual cost of 1.7%.

C.          Research and Development, Patents and Licenses.

Government Grants

We participate in programs sponsored by the Israeli Government for the support of research and development activities.  In the past we have received royalty-bearing grants from the Innovation Authority (formerly the Office of the Chief Scientist) for certain of our research and development projects for perimeter security products. We are obligated to pay royalties to the Innovation Authority amounting to 3.5% of revenues derived from sales of the products funded with these grants and ancillary services, up to 100% of the grants received, linked to the U.S. dollar.  All grants received after January 1, 1999 also bear interest equal to the 12 month LIBOR rate.  The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales no payment is required. On July 27, 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, is considering replacing U.S. dollar LIBOR with a newly created index, calculated based on repurchase agreements backed by treasury securities. It is not possible to predict the effect of these changes, other reforms or the establishment of alternative reference rates in the United Kingdom, the United States or elsewhere. To the extent these interest rates increase, interest expense will increase. If sources of capital for FirstEnergy are reduced, capital costs could increase materially. Restricted access to capital markets and/or increased borrowing costs could have an adverse effect on our results of operations, cash flows, financial condition and liquidity.

In 2018, Magal received approval for a grant of $301,000 from the Innovation Authority, subject to development milestones achievement. The grant is for further development of Roboguard.

For the years ended December 31, 2017, 2018 and 2019, we paid the Innovation Authority royalties in the amount of $33,000, $6,000 and $23,000, respectively.  These royalties related to sales of perimeter security products and management security systems. As of December 31, 2019, we had a contingent obligation to pay royalties to the Innovation Authority in the amount of approximately $1.7 million upon the successful sale of perimeter security products developed under research and development programs sponsored by the Innovation Authority.

We participate in programs sponsored by the Industrial Research Assistance Program (IRAP) in Canada. During 2018 our Canadian subsidiary received grants in the amount of $6,000. During 2019 our Canadian subsidiary did not receive any grants with respect to such programs.

Investment Tax Credit

Our Canadian subsidiary is eligible for investment tax credits for its research and development activities and for certain current expenditures.  For the years ended December 31, 2019, 2018 and 2017, our Canadian subsidiary recognized $180,000, $189,000 and $107,000, respectively, of investment tax credits.

In addition, as of December 31, 2019, our U.S. subsidiary had available investment tax credits of approximately $209,000 to reduce future federal and state income taxes payable.  These credits will expire in 2020 through 2025 in the U.S. As of December 31, 2019, our subsidiaries made a full valuation allowance in respect of such investment tax credits.

D.          Trend Information.

Our 2019 results were impacted by a decrease in revenues from project customers in LATAM and Canada due to budgetary delays in infrastructure security spending by these customers. On the other hand, we saw a continuous growth in our product sales across our major territories. In addition, our project division managed to acquire new customers and enter new geographies, partially compensating for the reduction in projects in LATAM and Canada. We expect that the continued spending on critical infrastructure security within our focus verticals, coupled with the growth in VMS and IVA global demand will positively affect the industry in the near future.

Recent Developments

An outbreak of infectious respiratory illness caused by a novel Coronavirus known as COVID-19 was first detected in China in December 2019 and has now spread globally. This outbreak has resulted in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in deliveries, prolonged quarantines, supply chain disruptions, and lower customer demand, layoffs and other significant economic impacts, as well as general concern and uncertainty. The impact of this outbreak has adversely affected the economies of many nations and the entire global economy and may impact our company in ways that cannot necessarily be foreseen.

The ongoing COVID-19 pandemic has had an adverse effect on the Company's industry and the markets in which it operates. The  COVID-19 outbreak has impacted the verticals in which our customers operate and has resulted in a slowdown in our business with some of our customers. We have experienced postponed orders and suspended decision making in the markets that are likely to be negatively affected by COVID-19. Further, the guidance of social distancing and the requirements to work from home in key territories such as Israel, USA, Canada, Germany, Spain, Mexico and other countries, in addition to greatly reduced travel globally, has resulted in a substantial curtailment of business activities, which has affected and is likely to continue to affect our ability to conduct fieldwork as well as deliver products and services, thus, delaying some of the revenues expected in the first part of 2020 to a later date. We are unable at this time to estimate the extent of the effect of COVID-19on our business.  In order to mitigate the impact of COVID-19 on our business, we have adopted a plan to reduce expenses and have enacted cost savings measures.

Most of our administrative functions can be performed remotely.  Our ability to collect money, pay bills, handle customer communications, schedule production, and order raw materials necessary for our production has not been materially impacted. To date we have not experienced a significant change in the timeliness of payments of our invoices and our cash position remains stable with approximately $53 million of cash and cash equivalents as of March 31, 2020.

E.           Off-Balance Sheet Arrangements.

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.           Tabular Disclosure of Contractual Obligations.

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2019 and the effect we expect them to have on our liquidity and cash flow in future periods.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-2 years	3-4 years	More than 4 years
	(in thousands)
Operating lease obligations (nominal)	3,945	1,052	1,176	644	1,073
Other long-term liabilities reflected on our balance sheet under U.S. GAAP	2,251	-	-	-	2,251
Total	6,196	1,052	1,176	644	3,324

In addition, we have guaranteed advance payments, the performance of our work and provided warranties for the performance of our work to certain of our customers (usually governmental entities).  Such guarantees are required by contract for our performance during the installation and operational period of projects throughout Israel and the rest of the world.  The performance guarantees typically expire soon after certain milestones are met and warranty guarantees typically expire at the end of the warranty period.  The maximum potential amount of future payments we could be required to make under our guarantees at December 31, 2019 was $9.1 million.  We have not recorded any liability for such amounts as we believe our performance will not result in any claims.

ITEM 6.	Directors, Senior Management and Employees

A.          Directors and Senior Management.

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position

Gillon Beck	58	Chairman of the Board of Directors
Ron Ben-Haim	50	Director
Jacob Berman	71	Director
Avraham Bigger (1)(2)	74	Director
Limor Steklov (1)(2)	49	External Director
Moshe Tsabari (1)(2)	66	External Director
Dror Sharon	54	Chief Executive Officer
Yaacov Vinokur	42	Chief Financial Officer
Brian Rich	63	President and CTO of Senstar Corporation
Doron Kerbel	48	Vice President – General Counsel and Company Secretary
Arnon Bram (3)	45	Vice President & General Manager Magal Israel and Head of the Integrated Solutions Division
Fabien Haubert	45	Vice President & Managing Director Senstar and Head of the Product Division
____________
(1) Member of our Audit Committees.
(2) Member of our Compensation Committee
(3) Effective February 16, 2020.

Gillon Beck has served as a director and Executive Chairman of our board of directors since September 2014. Since 2003, Mr. Beck has been a Senior Partner at FIMI Opportunity Funds, the controlling shareholder of Magal, as well as a Director of the FIMI Opportunity Funds’ General Partners and SPV companies. In addition, Mr. Beck currently serves as Chairman of the Board of ImageSat NV, Bet Shemesh Engines Ltd. (TASE:BSEN), Ham-Let (Israel-Canada) Ltd. (TASE:HAML), Rivulis Irrigation Ltd., Inrom Industries Ltd., Oxygen and Argon Works Ltd and Overseas Commerce Ltd., Bird Aerosystems Ltd, and is a director of Inrom Construction Industries Ltd. (TASE:INRM), Orbit Technologies Ltd (TASE:ORBI), Carmel Forge Ltd., Monfort Medical Ltd,  AITECH Ltd,  and Unitronics (1989) (RG) Ltd (TASE:UNIT).  During the past five years, Mr. Beck had served as a member of the Board of Directors of the following public companies: Overseas Commerce Ltd (TASE:OVRS), Ormat Technologies Inc. (NYSE:ORA) and Ormat Industries Ltd. From 1999 to 2003, Mr. Beck served as Chief Executive Officer and President of Arad Ltd., a publicly-traded water measurement and automatic meter reading company, and from 1995 to 1999, he served as Chief Operating Officer of Arad Ltd. Mr. Beck received a Bachelor of Science degree (Cum Laude) in Industrial Engineering in 1990 from the Technion – Israel Institute of Technology, and a Master of Business Administration in Finance in 1992 from Bar-Ilan University.

Ron Ben-Haim has served as a director since September 2014.  Mr. Ben-Haim has been a partner in FIMI Opportunity Funds since 2006. Mr. Ben-Haim currently serves on the boards of directors of  Poliram Plastic Industries Ltd., Oxygen and Argon Works Ltd., Tadir-Gan (Precision Products) 1993, Ltd. (TASE:TDGN), Aitech Rugged Group, Inc., Rivulis Irrigation Ltd., Inrom Industries Ltd., Inrom Construction Industries Ltd. (TASE:INRM), Nirlat Paints Ltd., Alony Ltd., Orbit Technologies, Ltd. (TASE:ORBI), G1 Security Solutions Ltd (TASE:GOSS) and TAT Technologies, Ltd. (TASE, NASDAQ:TATT). Mr. Ben Haim formerly served as a member of the boards of directors of the following public companies: Hadera Paper Ltd., Overseas Commerce, Ltd., Medtechnica, Ltd., Ginegar Plastic Products, Ltd., Raval Acs, Ltd., Merhav Ceramic and Building Materials Center, Ltd. and Ophir Optronics, Ltd. Mr. Ben Haim was previously with Compass Advisers, LLP, an investment banking firm based in New York and in Tel Aviv and with the Merrill Lynch Mergers and Acquisitions group in New York. Prior to Merrill Lynch, Mr. Ben-Haim worked at Teva Pharmaceuticals in production management. Mr. Ben-Haim holds a B.Sc. degree in industrial engineering from the Tel Aviv University and an M.B.A. degree from New York University.

Jacob Berman has served as a director since November 2013. Mr. Berman served as the chairman of the board of directors of Israel Discount Bank of New York between November 2014 and March 2019 and acted as a member of our audit committee and compensation committee between September 2014 and December 2014. Mr. Berman has been President of JB Advisors, Inc., a New York based financial advisory firm with extensive experience in international private banking, real estate investment counseling, and commercial/retail banking since 2002.  Mr. Berman served as a director of Micronet Enertec Technologies, Inc. Previously, Mr. Berman was the founder, President and CEO of the Commercial Bank of New York.

Avraham Bigger has served as a director since September 2014.  Mr. Bigger has been, since 2010, the owner and a member of the Board of Directors of Bigger Investments Ltd. Mr. Bigger currently serves as a board member of Migdal insurance, chairman of the board at Recha, board member at MCA (car import and distributor), international board member of the Weitzman Science Institute and president of the Israel Nature and Heritage Foundation. He formerly served as the Chief Executive Officer and Chairman of the Board of Directors of Makhteshim Agam Industries Ltd., Chairman of the Boards of Directors of Supersol Ltd. (TASE:SAE), Caniel Beverages & Caniel Packaging Industries Ltd., the Edmond Benjamin de Rothschild Caesarea Foundation and as managing director of Paz Oil Company Ltd. (TASE:PZOL) and Israel General Bank (U Bank). Mr. Bigger also served as a member of the Boards of Directors of Bank Leumi Le-Israel Ltd. (TASE:LUMI), First International Bank of Israel Ltd. (TASE:FIBI), Strauss Group Ltd. (formerly known as Strauss-Elite Ltd.) (TASE:STRS), Partner Communications Company Ltd. (TASE, NASDAQ:PTNR), Cellcom Israel Ltd. (TASE, NYSE:CEL), El-Al Israel Airlines Ltd. and various private companies. Mr. Bigger received a Bachelor of Economics degree and an M.B.A. degree, both from the Hebrew University of Jerusalem.

Limor Steklov has served as an external director since August 2019. Ms. Steklov serves as the CFO of TNT Express Worldwide (Israel) Ltd. Ms. Steklov has extensive experience in business partnering, combining business and financial visions, leading economic and business analytics, leading worldwide/local projects, creating effective and efficient processes, and leading, coaching, motivating and mentoring large finance teams. Ms. Steklov currently serves as a board member of the parent company of FEDEX Israel. Ms. Steklov holds a B.A. degree in economics and accountancy from College of Management – Academic Studies (COMAS) in Rishon LeZion and a M.A. degree in law from Bar-Ilan University.

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

Dror Sharon has served as our Chief Executive Officer since June 24, 2018 following a six years career as President and CEO of Controp Precision Technology Ltd., a company specializing in developing, manufacturing and selling electro optical and precision motion control systems for the global defense and homeland security (HLS) markets. Prior to that, Mr. Sharon served in various positions at Opgal Optronics Ltd., the last four years as its President and CEO. Mr. Sharon holds an MBA degree from Derby University, United Kingdom and a B.Sc. degree in Mechanical Engineering (Dean’s award of excellence) from the Technion -Israel Institute of Technology, Haifa, Israel.

Yaacov (Kobi) Vinokur joined our company as Chief Financial Officer in September 2016. Prior to joining our company, Mr. Vinokur served for three years as Chief Financial Officer of Miya (Arison Group), a global provider of comprehensive water efficiency solutions and a water utilities operator. Prior to that, Mr. Vinokur served in several key leadership positions at Brink’s Company (NYSE:BCO), a global leader in cash logistics, including Chief Financial Officer - Developing Markets division, Director of Procurement - EMEA division and Director of Finance - Global Services division. Prior to his career with Brink’s, Mr. Vinokur served as an Executive Director at Shapira Films, one of the leading film distribution and production companies in Israel, as well as a Head of Treasury at the Ministry of Defense of Israel. In 2017, the Israeli CFO Forum honored Mr. Vinokur with its annual CFO Excellence award. Mr. Vinokur, a certified public accountant in the United States and Israel, holds a B.A. degree in Accounting and Economics (magna cum laude) from Haifa University and a M.B.A. degree (cum laude) from Tel Aviv University. Mr. Vinokur is also a graduate of Harvard Business School’s Leadership Development Program and Stanford University's Executive M&A Program.

Brian Rich serves as CTO and President of Senstar Corporation, our Canadian subsidiary since May 2015.  Prior to such date, he served as President of Senstar Corporation since September 2000.  Prior to joining Magal, Mr. Rich served as Vice President, Engineering and Operations at Intelligent Detection Systems (IDS), a designer and manufacturer of trace explosives and narcotics detection equipment.  Prior to IDS he was a founding member of Senstar Corporation Canada from October 1981 to February 1998, during which time he held positions of increasing responsibility ending as Vice President, Engineering and Systems, and prior to that was a research engineer at Computing Devices Company of Canada (a Control Data company).  Mr. Rich holds a B.A.Sc. degree in Electrical Engineering from the University of Toronto.

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

Arnon Bram joined our company in February 2020 as Vice President - General Manager Magal Israel and Head of the Integrated Solutions (Projects) Division.  Prior joining the Company, Mr. Bram was DIRCM (Directional Infrared Counter Measures) Business Unit Manager at Elbit Systems Ltd. (NASDAQ:ESLT). Mr. Bram's previous roles include CEO of UAV Tactical Systems, a JV between Elbit Systems and Thales in the UK in the field of Unmanned Air Vehicles. He has also held various leadership roles in program management, operations and engineering at Elbit Systems. Mr. Bram brings extensive experience in international sales, multi-year strategy setting and execution, international customers management, multi-disciplinary engineering development programs, production and large scale supply chain management. Mr. Bram holds a B.Sc. in Information Systems Engineering from Technion-Israel Institute of Technology, Haifa, Israel.

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

The terms of office of Messrs. Beck, Berman, Ben-Haim and Bigger will expire at our 2020 annual general meeting of shareholders.  The terms of our external directors, Mr. Tsabari and Ms. Steklov, expire in 2020 and 2022, respectively.

B.          Compensation

Compensation of Directors and Executive Officers

The aggregate compensation costs on behalf of our directors and executive officers as a group during 2019 consisted of approximately $3.6 million in salary, fees, bonus, equity based compensation, commissions and directors’ fees, but excluding dues for professional and business associations, business travel and other expenses commonly reimbursed or paid by companies. As of December 31, 2019, the aggregate amount set aside or accrued for pension, retirement and vacation or similar benefits for our directors and executive officers was approximately $0.2 million.  In addition, we provide automobiles to our executive officers at our expense.

We pay our directors an annual fee of NIS 90,000 (approximately $26,000) and a fee of NIS 4,000 (approximately $1,150) for each board or committee meeting that they attend.  Such amounts are linked to the Israeli consumer price index, or CPI, and are updated on a semi-annual basis and accordingly, are adjusted to reflect changes in the CPI in February and August, each year. In addition, we pay to our Executive Chairman a monthly payment of NIS 15,000 (approximately $4,350).  Our executive Chairman is also entitled to a director fees paid to all of our directors as described above. In addition, Mr. Beck is entitled to annual cash bonus of $30,000 payable in the event our net profit pursuant to our annual audited and consolidated financial statement exceeds $5,000,000.

As of December 31, 2019, our directors and executive officers as a group, then consisting of 12 persons, held options to purchase an aggregate of 641,666 ordinary shares, having exercise prices ranging from $4.15 to $5.61 and expiration dates ranging from 2020 to 2026.  Generally, the options vest over a two to four year period.  See this Item 6E. “Directors, Senior Management and Employees – Share Ownership – Stock Option Plans.”

Compensation of Senior Office Holders – Israel Companies Law Disclosure

The table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Israeli Companies Law) during the year ended December 31, 2019 (which include one former senior officer), in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Information Regarding the Covered Executive(1) (in thousands)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Dror Sharon – Chief Executive Officer	297	141	233	222	893
Yaniv Shachar – Former Senior Vice President & General Manager Magal Israel	169	67	70	55	361
Fabien Haubert –, Vice President Managing Director Senstar Corp. & head of the Products Division (former VP EMEA Sales)	168	93	75	16	352
Yaacov (Kobi) Vinokur - Chief Financial Officer	156	64	91	22	333
Doron Kerbel - Vice President General Counsel and Company Secretary	135	55	59	2	251
(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.
(2)
All current Covered Executives listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2019.

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

(4)	Amounts reported in this column refer to Variable Compensation such as commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2019.
(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2019.

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

Election of Directors

Our articles of association provide for a board of directors of not less than three and not more than 11 members, as may be determined from time to time at our annual general meeting.  Our board of directors is currently composed of six (6) directors.

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

Under the Israeli Companies Law, our board of directors is required to determine the minimum number of directors who must have “accounting and financial expertise,” as such term is defined in regulations promulgated under the Israeli Companies Law.  Our board of directors has determined that at least one director must have “accounting and financial expertise.”  Our board of directors has further determined that Ms. Limor Steklov has the requisite “accounting and financial expertise.”

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

Ms. Steklov and Mr. Tsabari serve as our external directors under the Israeli Companies Law.  Ms. Steklov’s first term will expire in August 2022 and Mr. Tsabari’s second term will expire in October 2020.

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

Our board of directors has determined that our external directors, Ms. Steklov and Mr. Tsabari, qualify as independent directors under the requirements of the SEC and NASDAQ.  Our board of directors has further determined that Messrs. Bigger and Berman also qualify as independent directors under the requirements of the SEC and NASDAQ.

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

Our Israeli Audit Committee is currently composed of Ms. Steklov and Messrs. Bigger and Tsabari. Both Ms. Steklov and Mr. Tsabari satisfy the “independence” requirements of the Israeli Companies Law.  Our board of directors has determined that Ms. Steklov has the requisite accounting and financial expertise to serve as our audit committee financial expert. Ms. Steklov also serves as the chairperson of our Israeli Audit Committee. The Israeli Audit Committee meets at least once each quarter.

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

Ms. Steklov and Messrs. Bigger and Tsabari satisfy the respective “independence” requirements of the SEC and NASDAQ.  Our board of directors has determined that Ms. Steklov has the requisite accounting and financial expertise to serve as our Audit Committee financial expert and that both Mr. Bigger and Mr. Tsabari are financially literate, having a basic understanding of financial controls and reporting.  The U.S. Audit Committee meets at least once each quarter. Mr. Bigger serves as chairperson of our U.S. Audit Committee for purposes of compliance with U.S. law and regulations.

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

We have established a compensation committee that is currently composed of Ms. Steklov and Messrs. Bigger and Tsabari. Mr. Tsabari serves as the chairperson of our Compensation Committee. The composition and function of the Compensation Committee comply with the requirements of the Israeli Companies Law and NASDAQ Stock Market Rules.

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

Approval of a Compensation Policy for Office Holders

The Israeli Companies Law and the regulations adopted thereunder require the compensation committee to adopt a policy for director and office holders.  In adopting the compensation policy, the compensation committee must consider factors such as the office holder’s education, experience, past compensation arrangements with the company, and the proportional difference between the person’s cost of compensation and the average cost of compensation of the company’s employees.

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

Our articles of association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by Israeli law.  We maintain a directors’ and officers’ liability insurance policy with a per claim and aggregate coverage limit of $20 million, including legal costs incurred in Israel.  In addition, our audit committee, board of directors and shareholders resolved to indemnify our office holders, pursuant to a standard indemnification agreement that provides for indemnification of office holders up to an aggregate amount of 25% the company's equity, according to our latest consolidated financial statements prior to the date that the indemnity was given.  To date, we have provided letters of indemnification to all of our officers and directors.

D.          Employees

As of December 31, 2019, we employed we employed 421 full-time employees, of whom 59 were employed in general management and administration, 80 were employed in selling and marketing, 18 were employed in projects management, 195 were employed in production, installation and maintenance, and 69  were employed in engineering and research and development.  Of such full-time employees, 161 were located in Israel, 123 were in Canada, 25 were in the United States and 112 were in various other countries.

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

Our relationships with our employees in Israel are governed by Israeli labor legislation and regulations, extension orders of the Israeli Ministry of Labor and personal employment agreements.  We are subject to various Israeli labor laws, collective bargaining agreements entered into from time to time between the Manufacturers Association and the New General Federation of Workers (the Histadrut), as well as collective bargaining arrangement entered between the Company and the Histadrut on April 17, 2019.  Such laws, agreements and arrangements cover a wide range of areas, including minimum employment standards, such as working hours, minimum wages, vacation, procedures for dismissing employees, severance pay and pension plans and special issues, such as equal pay for equal work, equal opportunity in employment and employment of youth and army veterans. We are currently engaged in negotiations with the Histadrut in relation to a collective agreement which will apply to our employees in Israel. Israeli law requires severance pay upon certain circumstances, including upon the retirement or death of an employee or termination of employment without due cause.  Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration, which amounts also include payments for national health insurance.  In addition, certain of our employees are parties to individual employment agreements.  We generally provide our employees with benefits and working conditions beyond the required minimums.  Each of our subsidiaries provides a benefits package and working conditions which we believe are competitive with other companies in their field of operations.

E.           Share Ownership.

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of April 20, 2020.

Name	Number of Ordinary Shares Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Gillon Beck (3)	-	-
Ron Ben-Haim (3)	-	-
Jacob Berman	13,750	*
Avraham Bigger	-	-
Limor Steklov	-	-
Moshe Tsabari	-	-
Dror Sharon	-	-
Yaacov Vinokur (4)	16,000	*
Brian Rich (5)	12,500	*
Doron Kerbel (6)	21,166	*
Arnon Bram	-	-
Fabien Haubert (7)	8,000	*
All directors and executive officers as a group (12 persons)	71,416	*
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

(2)	The percentages shown are based on 23,153,985 ordinary shares issued and outstanding as of April 20, 2020.

(3)	Does not include any ordinary shares held by the FIMI Funds.

(4)	Includes 16,000 ordinary shares issuable upon the exercise of currently exercisable options.

(5)	Includes 12,500 ordinary shares issuable upon the exercise of currently exercisable options.

(6)	Includes 21,166 ordinary shares issuable upon the exercise of currently exercisable options.

(7)	Includes 8,000 ordinary shares issuable upon the exercise of currently exercisable options.

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

The 2010 Plan is designed to allow the grantees to benefit from the tax benefits under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961.  Our Board of Directors has resolved that all options that will be granted to Israeli residents under the 2010 Plan will be taxable under the “capital gains route.”  Pursuant to this route, the profit realized by an employee is taxed as a capital gain (25%) if the options or underlying shares are held by a trustee for at least 24 months from their date of the grant or issuance.  Any difference between the exercise price of the options and the average price of the company’s shares during the 30 trading days before the date of grant of the options will be treated as ordinary income and will be taxed according to the employee’s marginal tax rates plus social contribution.  If the underlying shares are sold before the elapse of such period, the profit is re-characterized as ordinary income. As of December 31, 2019, options to purchase 860,546 ordinary shares were outstanding under the 2010 Plan, exercisable at an average exercise price of $4.794 per share. During 2019, 124,000 options were awarded under the 2010 Plan. Options to purchase 104,346 ordinary shares were exercised during 2019.

ITEM 7.	Major Shareholders and Related Party Transactions

A.          Major Shareholders

The following table sets forth certain information as of April 20, 2020 regarding the beneficial ownership of our ordinary shares, by each person or entity known to us to own beneficially 5% or more of our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
FIMI Opportunity Five (Delaware), Limited Partnership (3)	4,646,924	20.1%
FIMI Israel Opportunity Five, Limited Partnership (3)	5,207,235	22.5%
Grace & White, Inc. (4).	1,426,582	6.2%
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

(2)	The percentages shown are based on 23,153,985 ordinary shares issued and outstanding as of April 20, 2020.

(3)
Based on Schedule 13D/A filed with the SEC on October 11, 2016 and other information available to us.  The address of FIMI Opportunity Five (Delaware), Limited Partnership and FIMI Israel Opportunity Five, Limited Partnership is c/o FIMI FIVE 2012 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 6789141, Israel.

(4)
Based upon a Schedule 13G/A filed with the SEC on February 3, 2020 by Grace & White, Inc. The Schedule 13G/A indicates that Grace & White, Inc. is a registered investment adviser.  The address of Grace & White, Inc. is 515 Madison Avenue, Suite 1700, New York, NY 10022.

Significant Changes in the Ownership of Major Shareholders

On February 7, 2017, Grace & White, Inc. filed an amendment to its Schedule 13G reflecting beneficial ownership of 1,569,833, or 6.8%, of our issued and outstanding ordinary shares. On February 1, 2018, Grace & White, Inc. filed an amendment to its Schedule 13G reflecting beneficial ownership of 1,415,703, or 6.15%, of our issued and outstanding ordinary shares. On January 29, 2019, Grace & White, Inc. filed an amendment to its Schedule 13G reflecting beneficial ownership of 1,409,399, or 6.12%, of our issued and outstanding ordinary shares. On February 3, 2020, Grace & White, Inc. filed an amendment to its Schedule 13G reflecting beneficial ownership of 1,426,582, or 6.2%, of our issued and outstanding ordinary shares.

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 21, 2020, there were 28 holders of record of our ordinary shares, of which 25 record holders holding approximately 91.2% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 91.2 % of our outstanding ordinary shares as of such date.

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

Export Sales

In the years ended December 31, 2017, 2018 and 2019, our operations based outside of Israel generated income to customers outside of Israel of approximately $45.2 million, $67.4 million and $51.4 million, respectively, or 70.2%, 72.8% and 59.2% of our total revenues, respectively.  In the years ended December 31, 2017, 2018 and 2019, the total amount of our export revenues generated by our Israeli facilities to countries outside of Israel was approximately $9.6 million, $11.7 million and $16.4 million, respectively, or 14.9%, 12.6% and 18.9%, of our total revenues, respectively.

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

Please refer to Exhibit 2.5 for Items 10.B.3, B.4, B.6, B.7, B.8, B.9 and B.10.

C.          Material Contracts.

On April 2, 2018, we acquired ESC BAZ Ltd. ("BAZ"). BAZ is an Israeli-based company focused on the development and manufacturing of military-grade smart Security Video Observation and Surveillance systems. The BAZ product portfolio includes a wide range of modular and customizable medium and long range surveillance systems for distances from 500m up to 25km.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on their taxable income. Since January 2018, the corporate tax rate is 23%. However, the effective tax rate payable by a company that generates income from an Benefited Enterprise or a Preferred Enterprise, as further discussed below, may be considerably lower.  In addition, Israeli companies are currently subject to regular corporate tax rate on their capital gains.

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

The Amendment also prescribes special tax tracks for technological enterprises, which are subject to rules that were issued by the Minister of Finance by March 31, 2017.

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

Since definitive criteria to determine the tax benefits had not yet been established as of December 31, 2019, it cannot be concluded that the legislation in respect of technological enterprises had been enacted or substantively enacted as of that date. Accordingly, the above changes in the tax rates relating to technological enterprises were not taken into account in the computation of deferred taxes as of December 31, 2019.

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

There can be no assurance that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. This description does not address all tax considerations that may be relevant with respect to an investment in our ordinary shares. In addition, this description does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers;
•	financial institutions;
•	certain insurance companies;
•	investors liable for alternative minimum tax;
•	regulated investment companies, real estate investment trusts, or grantor trusts;
•	dealers or traders in securities, commodities or currencies;
•	tax-exempt organizations;
•	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar;
•	persons who hold the ordinary shares through partnerships or other pass-through entities;
•	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;
•	persons (or their direct, indirect or constructive owners) that actually or constructively own 10% or more of our shares by vote or value; or
•	investors holding ordinary shares as part of a straddle, appreciated financial position, a hedging transaction or conversion transaction.

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

Subject to certain limitations (including the PFIC rules discussed below), “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at the lower long-term capital gain rates (currently a maximum of 20%). Distributions taxable as dividends paid on our ordinary shares should qualify for a reduced rate provided that either: (i) we are entitled to benefits under the Treaty, or (ii) our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that our ordinary shares currently are readily tradable on an established securities market in the United States (see discussion below). However, no assurance can be given that our ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied, nor does it apply to dividends received from a PFIC (see discussion below), in respect of certain risk-reduction transactions, or in certain other situations. The legislation enacting the reduced tax rate on qualified dividend income contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of our ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Sale or Disposition of Ordinary Shares

Subject to the discussion of PFIC rules below, if you sell or otherwise dispose of our ordinary shares, you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in our ordinary shares, in each case determined in U.S. dollars. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently a maximum of 20%). In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of our ordinary shares that are traded on an established securities market, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar values of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as U.S.- source ordinary income or loss and would be in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Companies

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year of 2019. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned an ordinary share, certain adverse consequences could apply to the U.S. Holder. Specifically, gain recognized by a U.S. Holder on a sale or other disposition of such ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ordinary share. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election) may be available to U.S. Holders and may result in alternative tax treatment. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the IRS on IRS Form 8621.

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

The U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the CAD.  In 2017 and 2019 the CAD appreciated against the U.S. dollar by 7% and 4.4%, respectively. In 2018 the CAD depreciated against the U.S. dollar by 8.6%. In addition, the U.S. dollar cost of our operations in Mexico is influenced by the exchange rate between the U.S. dollar and the Mexican Peso.  In 2017, 2018 and 2019 the Mexican Peso appreciated against the U.S. dollar by 4.5%, 0.4% and 4%, respectively.

During the years ended December 31, 2017 and 2019, foreign currency fluctuations had a negative impact on our results of operations and we recorded a foreign exchange loss, net of $4 million and $2 million, respectively. During the year ended December 31, 2018, foreign currency fluctuations had a positive impact on our results of operations and we recorded a foreign exchange gain, net of $1.1 million. We cannot assure you that in the future our results of operations may not be materially affected by currency fluctuations.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019.  In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission.  Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report on Form 20-F, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[Reserved]

ITEM 16A.	Audit Committee Financial Expert

Our board of directors has determined that Ms. Limor Steklov, an external and independent director, meets the definition of an audit committee financial expert, as defined by rules of the SEC.  For a brief description of Ms. Steklov’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management.”

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

	Year Ended December 31,
Services Rendered	2018	2019
Audit (1)	243,000	265,000
Tax (2)	99,000	40,000
Other (3)	12,000	4,000
Total	354,000	299,000
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

In connection with our acquisition of CyberSeal, we issued warrants to purchase 898,203 of our ordinary shares at an exercise price of $4.16 per share to CyberSeal's former owners.  Of such warrants, 60,000 warrants were exercised in 2017. In October 2018, we agreed to purchase the remaining 838,203 warrants from the warrant holders for an aggregate consideration of $375,000. Under Israeli law, the consummation of such transaction was subject to court approval, which was granted on January 16, 2019. The closing of the purchase of the warrants occurred in March 2019.

Except as noted in the previous sentence, we did not purchase any ordinary shares of our company nor did an affiliated purchaser purchase any shares of our company on our behalf during 2019.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	Financial Statements

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	Financial Statements

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Consolidated Financial Statements

ITEM 19.	Exhibits

Exhibit No.	Description

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant (2)

2.1	Specimen Share Certificate for Ordinary Share

2.2	Registrant’s 2010 Israeli Share Option Plan (3)

2.4	Amendment to Registrant’s 2010 Israeli Share Option Plan(4)

2.5	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

4.1	Form of Indemnification Agreement – Office Holder(5)

4.2	Compensation Policy of Office Holders (6)

8.1	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer

15.2	Consent of Sallas, Sainz – Grant Thornton, S.C.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.PRE	XBRL Taxonomy Presentation Linkbase Document.

101.CAL	XBRL Taxonomy Calculation Linkbase Document.

101.LAB	XBRL Taxonomy Label Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
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

(3)	Filed as Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

(4)	Filed as Exhibit 2.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013, and incorporated herein by reference.

(5)	Filed as Exhibit A to Exhibit 99.1 to the Registrant’s Proxy Statement on Form 6-K furnished to the Securities and Exchange Commission on July 15, 2019 and incorporated herein by reference.

(6)	Filed as Exhibit B to Exhibit 99.1 to the Registrant’s Proxy Statement on Form 6-K furnished with the Securities and Exchange Commission on July 15, 2019 and incorporated herein by reference.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MAGAL SECURITY SYSTEMS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Magal Security Systems Ltd. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We did not audit the financial statements of Senstar Latin America SA DE CV., a wholly-owned subsidiary, which reflect total assets constituting 6% and 11% at December 31, 2019 and 2018, respectively and total revenues constituting 9% and 27% in 2019 and 2018, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Senstar Latin America SA DE CV., is based solely on the report of the other auditors.

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

/s/Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company's auditor since 1984.

Tel-Aviv, Israel
April 23, 2020

Salles Sainz

Grant Thornton

An instinct for growth™

Salles, Sainz – Grant Thornton, S.C. Periférico Sur 4348 Col. Jardines del Pedregal 04500, México, D.F. T +52 55 5424 6500 F +52 55 5424 6501 www.ssgt.com.mx

To the shareholders of
Senstar Latin America, S. A. de C.V.:

Opinion on Financial Statements

We have audited the accompanying balance sheets of Senstar Latin America, S. A. de C.V. (the Company) as of December 31, 2019 and 2018, the related statements of comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements") not presented herein. In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

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

Salles, Sainz – Grant Thornton, S.C.

/s/ Salles, Sainz – Grant Thornton, S.C.

C.P.C. Guillermo Segura Herrera
We have served as the Company's auditor since 2017.
Mexico City, Mexico
April 23, 2020

Contadores y Consultores de Negocios Miembro de Grant Thornton International Ltd

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2019	2018
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$34,531	$38,665
Short-term bank deposits	16,749	13,150
Restricted cash and deposits	324	3,135
Trade receivables (net of allowance for doubtful accounts of $ 2,119 and $ 2,751 at December 31, 2019 and 2018, respectively)	18,697	14,176
Unbilled accounts receivable	8,897	6,050
Other accounts receivable and prepaid expenses (Note 3)	4,510	4,126
Inventories (Note 4)	12,605	13,863

Total current assets	96,313	93,165

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term deposits and restricted deposits and long-term other accounts receivables	134	146
Severance pay fund	1,363	1,289
Deferred tax assets (Note 13)	4,215	3,459
Operating lease right-of-use assets (Note 5)	3,492	-

Total long-term investments and receivables	9,204	4,894

PROPERTY AND EQUIPMENT, NET (Note 6)	6,256	6,347

INTANGIBLE ASSETS, NET (Note 7)	3,772	3,645

GOODWILL (Note 8)	11,504	11,120

Total assets	$127,049	$119,171

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2019	2018
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$5,438	$6,359
Customer advances	5,587	10,170
Deferred revenues	2,558	2,387
Other accounts payable and accrued expenses (Note 9)	14,609	13,226
Short-term operating lease liabilities (Note 5)	919	-

Total current liabilities	29,111	32,142

LONG-TERM LIABILITIES:
Deferred revenues	1,769	1,344
Deferred tax liabilities	178	182
Accrued severance pay	2,251	2,181
Long-term operating lease liabilities (Note 5)	2,515	-
Other long-term liabilities	371	351

Total long-term liabilities	7,084	4,058

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

REDEEMABLE NON-CONTROLLING INTEREST	3,048	1,755

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2019 and December 31, 2018; Issued and outstanding: 23,153,985 shares at December 31, 2019 and 23,049,639 shares at December 31, 2018	6,750	6,721
Additional paid-in capital	94,696	94,205
Accumulated other comprehensive loss	(627)	(1,827)
Foreign currency translation adjustments (Company's standalone financial statements)	5,924	2,795
Accumulated deficit	(18,961)	(20,678)

Total Magal shareholders' equity	87,782	81,216
Non-controlling interest	24	-

Total shareholders' equity (Note 11)	87,806	81,216

Total liabilities and shareholders' equity	$127,049	$119,171

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2019	2018	2017

Revenues	$86,831	$92,602	$64,292
Cost of revenues	48,070	52,299	32,967

Gross profit	38,761	40,303	31,325

Operating expenses:
Research and development, net	6,373	6,852	6,558
Selling and marketing	16,902	18,557	18,158
General and administrative	9,447	11,139	7,853

Total operating expenses	32,722	36,548	32,569

Operating income (loss)	6,039	3,755	(1,244)
Financial income (expenses), net (Note 16)	(1,667)	1,361	(3,961)

Income (loss) before income taxes	4,372	5,116	(5,205)
Taxes on income (Note 13)	1,553	2,072	1,695

Net income (loss)	2,819	3,044	(6,900)

Less – net income attributable to redeemable non-controlling interests and non-controlling interests	(526)	(95)	(14)

Net income (loss) attributable to Magal shareholders	$2,293	$2,949	$(6,914)

Basic income (loss) per share	$0.07	$0.12	$(0.30)

Diluted income (loss) per share	$0.07	$0.12	$(0.30)

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017

Net income (loss)	$2,819	$3,044	$(6,900)
Realized foreign currency translation adjustments	-	-	64
Foreign currency translation adjustments	1,200	(1,740)	1,772

Total comprehensive income (loss)	$4,019	$1,304	$(5,064)

Net income (loss) attributable to:
Non-controlling interests	$(26)	$-	$14
Redeemable non-controlling interests	552	95	-
Magal shareholders	2,293	2,949	(6,914)

Net income (loss)	$2,819	$3,044	$(6,900)

Total comprehensive income (loss) attributable to:
Non-controlling interests	$(26)	$-	$14
Redeemable non-controlling interests	717	(5)	-
Magal shareholders	3,328	1,309	(5,078)

Total comprehensive income (loss)	$4,019	$1,304	$(5,064)

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment - the Company	Retained earnings (accumulated deficit)	Non- controlling interests	Total shareholders' equity

Balance as of January 1, 2017	22,894,348	$6,679	$93,441	$(1,923)	$412	$(16,600)	$(91)	$81,918

Issuance of shares upon exercise of warrants	60,000	16	238	-	-	-	-	254
Issuance of shares upon exercise of employee stock options	78,100	21	306	-	-	-	-	327
Stock-based compensation	-	-	144	-	-	-	-	144
Foreign currency translation adjustments- the Company	-	-	-	-	5,447	-	-	5,447
Purchase of non-controlling interests	-	-	(154)	-	-	-	77	(77)
Comprehensive income (loss):
Net income (loss)	-	-	-	-	-	(6,914)	14	(6,900)
Realized foreign currency translation adjustments	-	-	-	64	-	-	-	64
Foreign currency translation adjustments	-	-	-	1,772	-	-	-	1,772

Balance as of December 31, 2017	23,032,448	6,716	93,975	(87)	5,859	(23,514)	-	82,949

Cumulative effect adjustment resulting from adoption of ASC606	-	-	-	-	-	114	-	114
Issuance of shares upon exercise of employee stock options	17,191	5	72	-	-	-	-	77
Stock-based compensation	-	-	158	-	-	-	-	158
Foreign currency translation adjustments- the Company	-	-	-	-	(3,064)	-	-	(3,064)
Comprehensive income (loss):
Net income	-	-	-	-	-	2,949	-	2,949
Adjustment to the redemption value of redeemable non-controlling interests	-	-	-	-	-	(227)	-	(227)
Foreign currency translation adjustments	-	-	-	(1,740)	-	-	-	(1,740)

Balance as of December 31, 2018	23,049,639	$6,721	$94,205	$(1,827)	$2,795	$(20,678)	$-	$81,216

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment - the Company	Retained earnings (accumulated deficit)	Non- controlling interests	Total shareholders' equity

Balance as of December 31, 2018	23,049,639	$6,721	$94,205	$(1,827)	$2,795	$(20,678)	$-	$81,216

Issuance of shares upon exercise of employee stock options	104,346	29	474	-	-	-	-	503
Stock-based compensation	-	-	392	-	-	-	-	392
Repurchase of warrants previously issued by the Company	-	-	(375)	-	-	-	-	(375)
Foreign currency translation adjustments- the Company	-	-	-	-	3,129	-	-	3,129
Issue of shares to non-controlling interests	-	-	-	-	-	-	50	50
Comprehensive income (loss):
Net income (loss)	-	-	-	-	-	2,293	(26)	2,267
Adjustment to the redemption value of redeemable non-controlling interests	-	-	-	-	-	(576)	-	(576)
Foreign currency translation adjustments	-	-	-	1,200	-	-	-	1,200

Balance as of December 31, 2019	23,153,985	$6,750	$94,696	$(627)	$5,924	$(18,961)	$24	$87,806

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017

Cash flows from operating activities:

Net income (loss)	$2,819	$3,044	$(6,900)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,100	2,245	1,876
Impairment of goodwill	-	979	-
Loss (gain) on sale of property and equipment	11	(47)	(4)
Increase (decrease) in accrued interest and exchange differences on short-term and other long-term liabilities	693	(520)	2,996
Stock based compensation	392	158	144
Decrease (increase) in trade receivables, net	(3,962)	555	153
Increase in unbilled accounts receivable	(2,325)	(227)	(1,593)
Decrease (increase) in other accounts receivable and prepaid expenses	(190)	(1,333)	119
Decrease (increase) in inventories	2,068	(3,981)	(2,079)
Decrease in long-term trade receivables	(52)	-	329
Increase in deferred income taxes	(631)	(968)	(467)
Decrease in operating lease right-of-use assets	957	-	-
Decrease in operating lease liabilities	(963)	-	-
Increase (decrease) in trade payables	(1,312)	1,071	787
Increase in other accounts payable and accrued expenses and deferred revenues	1,016	3,114	1,521
Increase (decrease) in customer advances	(5,071)	3,214	1,207
Accrued severance pay, net	(73)	22	(41)

Net cash provided by (used in) operating activities	(4,523)	7,326	(1,952)

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Cash flows from investing activities:

Investment in short-term deposits	(3,092)	-	-
Investment in restricted deposits	(90)	-	-
Release of short-term bank deposits	-	12,873	4,103
Investment in long-term bank deposits	-	-	(15)
Proceeds from sale of property and equipment	70	57	35
Purchase of property and equipment	(770)	(2,128)	(934)
Investment in technology, know-how and patents	(897)	(296)	(13)
Payments for acquisition of ESC BAZ, net of cash acquired (1)	-	(385)	-

Net cash provided by (used in) investing activities	(4,779)	10,121	3,176

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of options to employees	503	77	327
Issue of shares to non-controlling interests	50	-	-
Repurchase of warrants previously issued by the Company	(375)	-	-
Proceeds from issuance of shares upon exercise of warrants	-	-	254
Purchase of shares from non-controlling interests, net	-	-	(77)

Net cash provided by financing activities	178	77	504

Effect of exchange rate changes on cash and cash equivalents	2,089	(1,029)	2,076

Increase (decrease) in cash, cash equivalents and restricted cash	(7,035)	16,495	3,804
Cash, cash equivalents and restricted cash at the beginning of the year	41,800	25,305	21,501

Cash, cash equivalents and restricted cash at the end of the year	$34,765	$41,800	$25,305

Supplemental disclosures of cash flows activities:

Cash and cash equivalents	34,531	38,665	22,463
Restricted cash	234	3,135	2,842

Total Cash, cash equivalents and restricted cash	$34,765	$41,800	$25,305

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017

Supplemental disclosures of cash flows activities:

Cash paid during the year for:

Interest	$15	$20	$148

Income taxes	$660	$2,926	$1,855

Significant non-cash transactions:

Right-of-use asset recognized with corresponding lease liability	$620	$-	$-

	Year ended December 31,
	2019	2018	2017
(1) Payments for acquisition of ESC BAZ, net of cash acquired:

Net fair value of assets acquired and liabilities assumed of ESC BAZ at the date of acquisition (see also Note 1c):

Net assets (excluding cash and cash equivalents)	$-	$1,222	$-
Technology	-	190	-
Customer relationship	-	164	-
Backlog	-	147	-
Adjustment to deferred revenue	-	20	-
Deferred tax liability, net	-	(80)	-
Goodwill		255
Redeemable non-controlling interest	-	(1,533)	-

Total payments for acquisition of ESC BAZ, net of cash acquired	$-	$385	$-

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

Through December 31, 2018, the Company’s business was managed and reported in three business segments: Perimeter Products segment (Products), Turnkey Projects segment (Projects) and Video and Cyber security segment. Commencing January 1, 2019, the Company re-organized its structure into two divisions: Magal Integrated Solutions (“Projects” segment) and Senstar Product division (“Products” segment). Each division is reported as a separate business segment. See Note 15 for additional information.

b.
The ongoing Coronavirus pandemic that first surfaced in China and is spreading throughout the world has had an adverse effect on the Company's industry and the markets in which it operates (see Note 17 "Subsequent events" for additional information).

c.	2018 Acquisition:

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

Redeemable non-controlling interests in the amount of $ 1,533 were recorded at acquisition date and classified as temporary equity (mezzanine account), separate from permanent equity, on the consolidated balance sheets. The redeemable non-controlling interests are measured at each reporting period at the higher of their redemption amount or the non-controlling interest book value, in accordance with the requirements of ASC 810 “Consolidation” and ASC 480-10-S99-3A, “Distinguishing Liabilities from Equity” (See Note 2c).

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

Acquisition related costs for the year ended December 31, 2018 amounted to approximately $ 67 and were included in general and administrative expenses in the statement of operations.

The amounts of revenue and net earnings of ESC BAZ since the acquisition date were included in the consolidated income statement for the reporting period in which the acquisition was made are:

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
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), followed on a consistent basis, unless otherwise stated.

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

In accordance with ASC 830, the Company has determined its reporting currency to be the U. S. dollar.

The functional currency of the Parent Company is the NIS. The functional currency of the Parent Company's foreign subsidiaries is the local currency in which each subsidiary operates.

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

Changes in the Parent Company's ownership interest with no change of control are treated as equity transactions. When the purchase price of a non-controlling interest exceeds the book value at the time of purchase, any excess or shortfall is recognized as an adjustment to additional paid-in capital.

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

The following table provides a reconciliation of the beginning and ending amount of the redeemable non-controlling interests for the years ended December 31, 2019 and 2018:

	December 31,
	2019	2018

Balance at the beginning of the year	$1,755	$-
Redeemable non-controlling interests at the acquisition of ESC BAZ	-	1,533
Adjustment to the redemption value of redeemable non-controlling interests	576	227
Net income attributable to redeemable non-controlling interests	552	95
Foreign currency translation adjustments	165	(100)

	$3,048	$1,755

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

e.	Short-term and long-term restricted cash and deposits:

Short-term restricted cash and deposits is primarily invested in certificates of deposit that are restricted to withdrawals or use up to one year. Such certificates of deposit are used primarily as collateral for performance and advance payment guarantees to customers.

Long-term restricted cash and deposits is primarily invested in certificates of deposit that are restricted to withdrawals or use for a period for more than one year. Such certificates of deposit are used primarily as collateral for performance guarantees to customers.

f.	Short-term and long-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months and less than one year and are presented at their cost.

A bank deposit with a maturity of more than one year is included in long-term bank deposits and presented at cost.

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

During the years ended December 31, 2019, 2018 and 2017, the Company recorded inventory write-offs in the amounts of $ 258, $ 118 and $ 128, respectively. Such write-offs were included in cost of revenues.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Long-term other accounts receivables:

Long-term other accounts receivables with long term payment terms are recorded at their estimated present values.

i.	Property and equipment:

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

Intangible assets are comprised of patents, capitalized and acquired technology, customer relations and backlog.

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350, "Intangibles - Goodwill and Other." Intangible assets were amortized based on the straight-line method or acceleration method, at the following weighted average annual rates:

%

Patents	10
Technology	12.5 - 26.7
Customer relationships	10.3 - 36.4
Backlog	50 - 100

During the years ended December 31, 2019, 2018 and 2017, the Company did not record any impairment charges relating to its intangible assets.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Impairment of long-lived assets:

The Company's long-lived assets (assets group) to be held or used, including right of use assets and intangible assets that are subject to amortization, are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During the years ended December 2019, 2018 and 2017, the Company did not record any impairment charges attributable to long-lived assets.

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

In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): - Simplifying the Test for Goodwill Impairment”, which eliminates the requirement to calculate the implied fair value of goodwill (i.e., Step 2 of the goodwill impairment test) for the purpose of measuring a goodwill impairment charge. Instead, an impairment charge will be recognized based on the excess of a reporting unit’s carrying amount over its fair value. The standard will be applied prospectively and is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019, for public entities. Early adoption is permitted for annual and interim goodwill impairment testing dates after January 1, 2017. The Company early adopted the new guidance on January 1, 2018 (refer also to Note 8).

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

Acquisition related costs are expensed in the statement of operations in the period incurred.

n.	Revenue recognition:

The Company generates its revenues mainly from: (1) installation of comprehensive security systems for which revenues are generated from long-term fixed price contracts; (2) sales of security products; (3) services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts; and (4) software license fees and related services.

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

For most of the Company's comprehensive security systems installation contracts, where the Company's performance does not create an asset with an alternative use, the Company recognizes revenue over performance time because of continuous transfer of control to the customer. For these performance obligations that are satisfied over time, the Company generally recognizes revenue using an input method with revenue amounts being recognized proportionately as costs are incurred relative to the total expected costs to satisfy the performance obligation. The Company believes that costs incurred as a portion of total estimated costs is an appropriate measure of progress towards satisfaction of the performance obligation since this measure reasonably depicts the progress of the work effort and the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged, the manner, and the terms of settlement, including in cases of termination for convenience. Project costs include materials purchased to produce the system, related labor, overhead expenses and subcontractor's costs. The performance costs are measured by monitoring costs and efforts devoted using records of actual costs incurred to date in the project compared to the total estimated project requirements, which corresponds to the costs related to earned revenues. The Company estimates the profit on a contract as the difference between the total estimated transaction price and the total expected performance costs of the contract and recognizes revenue and costs over the life of the contract. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

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

Remaining performance obligations:

Remaining performance obligations represents the future revenues expected to be recognized on firm orders received by the Company and is equivalent to the Company’s remaining performance obligations at the end of each period for a remaining period of more than a year. The Company's remaining performance obligations as of December 31, 2019 was $ 29.1 million, out of which the Company expects to recognize approximately 43% as revenue in 2020, with the remainder to be recognized thereafter.

Unbilled accounts receivables:

Unbilled accounts receivables increased by $2.8 million compared to the beginning balance of $6.1 million as of January 1, 2019. The increase was primarily due to $8.9 million of recognized revenues in advance of contractual billing during the year and $0.5 million of exchange rate impact. This was offset by a decrease of $6.6 million as a result of billings. The above resulted in an ending balance of $8.9 million as of December 31, 2019.

Customer advances and deferred revenues:

Customer advances and deferred revenues decreased by $4 million compared to the beginning balance of $13.9 million as of January 1, 2019. The decrease was primarily as a result of $12.8 million of recognized revenues from customer advances and deferred revenues. This was offset by $8.2 million of new unearned amounts under project contracts, as well as $0.6 million of exchange rate impact. The above resulted in an ending balance of $9.9 million as of December 31, 2019.

o.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation".

ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value awards that ultimately vests is recognized as an expense over the requisite service periods in the Company's consolidated income statement.

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

During the years ended December 31, 2019, 2018 and 2017, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $ 392, $ 158 and $ 144, respectively.

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

The following assumptions were used in the Binomial option pricing model for the years ended December 31, 2019 and 2018 (no options were granted in 2017):

	2019	2018

Dividend yield	0%	0%
Expected volatility	33.76%-38.31%	37.11%-43.98%
Risk-free interest	1.42%-2.68%	2.5%-2.86%
Contractual term	5-7 years	5-7 years
Forfeiture rate	10%-12%	10%
Suboptimal exercise multiple	1.32	1.32-1.33

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Research and development costs:

Research and development costs incurred in the process of developing product improvements or new products, are charged to expenses as incurred. ASC 985, "Software", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release are capitalized. Capitalized technology is included in intangible assets on the balance sheet and is amortized on a straight-line basis over its estimated useful life, which is generally five years. Amortization expenses are recognized under cost of revenues. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

q.	Warranty costs:

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

The following table provides the detail of the change in the Company's warranty accrual, which is a component of other accrued liabilities in the consolidated balance sheets for the years ended December 31, 2019 and 2018:

	December 31,
	2019	2018

Warranty provision, beginning of year	$1,360	$1,281
Charged to costs and expenses relating to new sales	374	569
Costs of warranties granted	(278)	(365)
Foreign currency translation adjustments	115	(125)

Warranty provision, end of year	$1,571	$1,360

r.	Net earnings per share:

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

Certain of the Company's outstanding stock options have been excluded from the calculation of the diluted earnings per share because such options are anti-dilutive. The total weighted average number of the Company's ordinary shares related to the outstanding options excluded from the calculations of diluted earnings per share was 684,887 shares, 400,000 shares and 137,988 shares for the years ended December 31, 2019, 2018 and 2017, respectively.

s.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits, trade receivables, unbilled accounts receivable, long-term trade receivables and long-term loans.

Of the Company's cash and cash equivalents and short-term and restricted bank deposits at December 31, 2019, $ 40,607 was invested in major Israeli and U.S. banks, and approximately $ 10,997 was invested in other banks, mainly with the Royal Bank of Canada, BBVA Bancomer, Natwest Bank and Deutsche Bank. Cash and cash equivalents in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and therefore, bear low risk.

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

Changes in the Company's allowance for doubtful accounts during the three years period ended December 31, 2019 are as follows:

	Year ended December 31,
	2019	2018	2017

Balance at the beginning of the year	$2,751	$1,557	$2,064
Doubtful debt expenses during the year	141	1,453	299
Customers write-offs/collection during the year, net	(790)	(204)	(957)
Exchange rate	17	(55)	151

	$2,119	$2,751	$1,557

As of December 31, 2019, the Company has no significant off-balance sheet concentrations of credit risk, such as foreign exchange contracts or foreign hedging arrangements.

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

The Company establishes reserves for uncertain tax positions based on an evaluation of whether the tax position is “more likely than not” to be sustained upon examination. The Company records interest and penalties pertaining to its uncertain tax positions in the financial statements as income tax expense.

In the years ended December 31, 2019, 2018 and 2017, the Company recorded tax expenses in connection to uncertainties in income taxes of $ 664, $ 717 and $ 245, respectively.

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

On December 31, 2007, the then Chairman of the Company's Board of Directors, retired from his position. Pursuant to his retirement agreement, the retired Chairman is entitled to receive certain perquisites from the Company for the rest of his life. As of December 31, 2019, the actuarial value of these perquisites is estimated at approximately $ 616. This provision was included as part of accrued severance pay.

Severance expenses for the years ended December 31, 2019, 2018 and 2017 amounted to approximately $846, $ 804 and $ 1,095, respectively.

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

(iii)
The carrying amounts of the Company's long-term debt are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. As of December 31, 2019, there was no material difference in the fair value of the Company's long-term borrowing compared to their carrying amount.

w.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2019, 2018 and 2017 were $ 224, $ 151 and $ 194, respectively.

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

As of December 31, 2019, 2018 and 2017, the Company did not have any derivative instruments, measured at fair value on a recurring or nonrecurring basis.

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

The total accumulated other comprehensive loss, net was comprised as follows:

	Year ended December 31,
	2019	2018	2017

Foreign currency translation adjustments	$(627)	$(1,827)	$(87)

Total accumulated other comprehensive loss	$(627)	$(1,827)	$(87)

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Non-controlling interest:

The Company established a subsidiary in India, which at the outset was 51% owned by the Company and 49% owned by a local partner.  The non-controlling interest relating to the India subsidiary was not material in 2017. During 2017, the Company entered to a share purchase agreement with the local partner, according to which, the Company acquired the 49% interest from the local partner for total consideration of approximately $ 100. The Company owns 100% of the India subsidiary.

The Company established a Company in Kenya, which is 51% owned by the Company and 49% owned by a local partner. The non-controlling interest relating to the subsidiary was not material in 2019.

aa.	Leases:

In accordance with ASU No. 2016-02, Leases (ASC 842) the Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct the use of the asset. The Company elected to not recognize a lease liability and a right-of-use (“ROU”) asset for leases with a term of twelve months or less.

ROU assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured based on the discounted present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. The implicit rate within the operating leases is generally not determinable, therefore the Company uses the Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located.

Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

bb.	Reclassification:

Certain amounts in the notes to prior years consolidated financial statements have been reclassified to conform with current year presentation. The reclassification had no effect on previously reported consolidated balance sheets, consolidated statements of operations and comprehensive income (loss) and consolidated statements of cash flows.

cc.	Impact of recently issued and adopted accounting standards:

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842). The standard requires the recognition of ROU assets and lease liabilities for all leases. The standard requires a modified retrospective transition approach to recognize and measure leases at the initial application.

The Company adopted the standard as of January 1, 2019, using a modified retrospective transition approach and elected to use the effective date as the date of initial application. The Company adopted the ”package of practical expedients”, which permits it not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. As a result, the consolidated balance sheets as of December 31, 2018 were not restated, continue to be reported under ASC 840, which did not require recognition of operating lease assets and liabilities on the balance sheets, and are not comparative.

As a result of the adoption of Topic 842 on January 1, 2019, the Company recorded operating lease right of use (“ROU”) assets of $3.6 million and operating lease liabilities of $3.5 million. The ROU assets include adjustments for prepayments and accrued lease payments. The adoption did not impact the Company’s beginning retained earnings, or its prior year consolidated statements of income and statements of cash flows.

dd.	New accounting pronouncements not yet effective:

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326)". ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit losses is based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU 2016-13 will become effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company does not expect this standard to have a material effect on its consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2019	2018

Prepaid expenses	$1,717	$2,188
Government authorities	1,914	1,222
Advances to suppliers	454	445
Employees	36	62
Others	389	209

	$4,510	$4,126

NOTE 4:-	INVENTORIES

	December 31,
	2019	2018

Raw materials	$5,232	$4,762
Work in progress	1,271	1,952
Finished products	6,102	7,149

	$12,605	$13,863

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	LEASES

The Company entered into operating leases primarily for offices and cars. The leases have remaining lease terms of up to 8.1 years, some of which may include options to extend the leases for up to an additional 9 years.

The Company also elected the practical expedient (by class of underlying asset) to not separate lease and non-lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component for its leased cars.

a.	Supplemental balance sheet information related to operating leases is as follows:

As of December 31, 2019
Operating lease ROU assets	$3,492
Operating lease liabilities, current	$919
Operating lease liabilities, long-term	$2,515
Weighted average remaining lease term (in years)	2.92
Weighted average discount rate	3.64%

b.	Future lease payments under operating leases as of December 31, 2019, are as follows:

December 31,
2020	$1,052
2021	709
2022	467
2023	337
2024	307
2025 and thereafter	1,073

Total future lease payments	$3,945
Less: imputed interest	(511)

Total lease liability balance	$3,434

c.	Operating lease expenses amounted to $ 1,095 for the year ended December 31, 2019. Operating lease expenses with a term of twelve months or less amounted to $ 201 for the year ended December 31, 2019.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

a.	Composition:

	December 31,
	2019	2018
Cost:

Land and buildings	$7,839	$7,559
Machinery and equipment	3,606	3,392
Motor vehicles	2,620	2,440
Promotional displays	815	644
Office furniture and equipment	4,543	4,198
Leasehold improvements	790	739

	20,213	18,972
Accumulated depreciation:

Buildings	4,641	4,375
Machinery and equipment	2,982	2,689
Motor vehicles	1,513	1,244
Promotional displays	571	477
Office furniture and equipment	3,749	3,426
Leasehold improvements	501	414

	13,957	12,625

Property and equipment, net	$6,256	$6,347

b.	Depreciation expenses amounted to $ 1,179, $ 1,070 and $ 960 for the years ended December 31, 2019, 2018 and 2017, respectively.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	INTANGIBLE ASSETS, NET

a.	Composition:

	December 31,
	2019	2018
Cost:

Know-how and patents	$4,780	$4,194
Technology	7,017	5,873
Customer relationships	1,661	1,582
Backlog	898	858

	14,356	12,507
Accumulated amortization:

Know-how and patents	4,755	4,162
Technology	3,632	2,774
Customer relationships	1,300	1,093
Backlog	897	833

	10,584	8,862

Intangible assets, net	$3,772	$3,645

b.	Amortization expenses related to intangible assets amounted to $ 921, $ 1,175 and $ 916 for the years ended December 31, 2019, 2018 and 2017, respectively.

c.	Estimated amortization of intangible assets for the years ended:

December 31,

2020	$866
2021	1,068
2022	884
2023	416
2024	274
2025 and thereafter	264

$3,772

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	GOODWILL

With effect from January 1, 2019, as a result of the reorganization of the Company’s reporting structure into two business segments, the Company identifies two reporting units to which goodwill relates:

1.	Products reporting unit which comprises the Products segment and;
2.	BAZ reporting unit within the Project segment.

a.	Goodwill annual impairment test for the year ended December 31, 2019:

During the year ended December 31, 2019 the Company did not record any goodwill impairment charges.

Goodwill annual impairment test for the Products segment:

The material assumptions used for the goodwill annual impairment test for the Products segment, according to the income approach for 2019 were five years of projected net cash flows, a weighted average cost of capital rate of 13% and a long-term growth rate of 3%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill. As required by ASC 820, "Fair Value Measurements and Disclosures," the Company applies assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

Goodwill annual impairment test for the BAZ reporting unit within the Project segment:

The material assumptions used for the goodwill annual impairment test for the BAZ reporting unit within the Project segment, according to the income approach for 2019 were five years of projected net cash flows, a weighted average cost of capital rate of 15% and a long-term growth rate of 1.5%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

b.	Goodwill annual impairment test for the years ended December 31, 2018 and 2017:

In 2018 and 2017, for the purposes of impairment testing of goodwill, the Company identified four reporting units: (1) PIDS reporting unit within the Products segment, (2) BAZ reporting unit within the Project segment, (3) Cyber security and (4) Video reporting units, both the Cyber security and the Video reporting units were included within the former Video and Cyber security segment.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	GOODWILL (Cont.)

In 2018, the excess of the reporting unit’s carrying amount over its fair value, for the Cyber security reporting unit within the former Video and Cyber security segment (currently included whiting the products segment), represented an impairment loss of goodwill in the amount of $979 which was recorded as part of the general and administrative expenses in the statements of operations.

During the year ended December 31, 2017, the Company did not record any goodwill impairment charges.

c.	Changes in the carrying amount of goodwill for the years ended December 31, 2019 and 2018 are as follows:

	Products	Projects	Total

As of January 1, 2018	$12,692	$-	$12,692

Acquisition of ESC BAZ	-	255	255
Impairment of goodwill	(979)	-	(979)
Foreign currency translation adjustments	(832)	(16)	(848)

As of December 31, 2018	10,881	239	11,120

Foreign currency translation adjustments	363	21	384

As of December 31, 2019	11,244	260	11,504

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2019	2018

Employees and payroll accruals	$4,658	$4,250
Accrued expenses	6,181	7,190
Government authorities	917	156
Income tax payable and tax provision	2,286	1,457
Others	567	173

	$14,609	$13,226

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments to the Innovation Authority (formerly the Office of the Chief Scientist) of the Israeli Ministry of Economy, or Innovation Authority:

Under the research and development agreements between the Parent Company and the Innovation Authority and the Company's Israeli subsidiary and the Innovation Authority and pursuant to applicable laws, the Parent Company and its Israeli subsidiary are required to pay royalties at the rate of 3.5% of revenues derived from sales of products developed with funds provided by the Innovation Authority and ancillary services, up to an amount equal to 100% of the Innovation Authority research and development grants received, linked to the U.S. dollars plus interest on the unpaid amount received based on the 12-month LIBOR rate applicable to U.S. dollar deposits. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. During 2014 and 2015, the Company's Israeli subsidiary received grants amounting to $ 118 and $ 134, respectively, from the Innovation Authority. Following the cancelation of the 2015 project, the Company's Israeli subsidiary returned the $ 134 advance grant received in 2015. The Company did not receive any grants from the Innovation Authority in 2018 and 2017. During 2019, the Company was notified of the approval of a grant of $ 113, which was received in 2020.

Royalties paid to the Innovation Authority amounted to $ 23, $ 6 and $ 33 for the years ended December 31, 2019, 2018 and 2017, respectively, which were recorded in cost of revenues. As of December 31, 2019, the Company and its Israeli subsidiary had remaining contingent obligations to pay royalties in the amount of approximately $ 1,702.

b.	Royalty commitments to a third party:

During 2002, the Parent Company entered into a development agreement for planning, developing and manufacturing a security system with a third party. Under the agreement, the Parent Company agreed to pay the third party royalty fees based on a defined formula. As of December 31, 2019, royalty commitments under the agreement amounted to $ 55.

c.	Guarantees:

As of December 31, 2019 and 2018, the Company had credit lines of approximately $ 16,152 and $ 16,468, out of which $ 9,098 and $ 9,345 were utilized for bank performance guarantees, advance payment guarantees and bid bond guarantees from several banks, mainly in Israel and Canada.

d.	Restricted cash and deposits:

As of December 31, 2019 the Company's restricted cash and deposits relate mainly to ongoing operation.

e.	Legal proceedings:

The Company is subject to legal proceedings arising in the normal course of business. Based on the advice of legal counsel, management believes that these proceedings will not have a material adverse effect on the Company's financial position or results of operations.

On February 2019, The Parent Company’s Mexican subsidiary initiated a dispute procedure with the Mexican tax authorities requesting the recognition of deduction of certain expenses as claimed by the Mexican subsidiary in its annual tax filings. On July 2019, the tax authorities denied the Mexican subsidiary position. On September 2019, the Mexican subsidiary filed an annulment claim before the Mexican tax court appealing the tax authority denial. The case is currently being reviewed by the court and pending of resolution. According to the Company’s out-side legal counsel the possibility of the Mexican tax court or Judiciary ruling against the Mexican subsidiary is remote.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-    SHAREHOLDERS' EQUITY

a.	Pertinent rights and privileges conferred by Ordinary shares:

The Ordinary shares of the Company are listed on the NASDAQ Global Market. The Ordinary shares confer upon their holders the right to receive notice to participate and vote in the general meetings of the Company and the right to receive dividends, if declared.

b.	Issued and outstanding share capital: 23,153,985 Ordinary shares at December 31, 2019 and 23,049,639 Ordinary shares at December 31, 2018.

c.	Stock Option Plan:

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

On June 23, 2010, the Company's Annual General Meeting approved the Company's 2010 Israeli Share Option Plan, or the 2010 Plan, which authorizes the grant of options to employees, officers, directors and consultants of the Company and its subsidiaries.  The ordinary shares that remained available for future option grants under the 2003 Plan as of the date of the adoption of the 2010 Plan and any ordinary shares that became available in the future under the 2003 Plan as a result of expiration, cancellation or relinquishment of any option outstanding under the 2003 Plan were rolled over to the 2010 Plan.  No additional options will be granted under the 2003 Plan. In June 2013, the Company's shareholders approved an increase to the number of ordinary shares available for issuance under the 2010 Plan by an additional 500,000 shares. The 2010 Plan has a term of ten years.

As of December 31, 2019, 154,252 Ordinary shares were available for future option grants.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of employee option activity under the Company's stock option plans as of December 31, 2019 and changes during the year ended December 31, 2019 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual life (in months)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2019	889,118	4.865	51.25	-
Granted	124,000	4.400
Exercised	(104,346)	4.841
Forfeited	(48,226)	4.984

Outstanding at December 31, 2019	860,546	4.794	49.43	-

Exercisable at December 31, 2019	168,547	4.295	21.3	-

The weighted-average grant-date fair value of options granted during the years ended December 31, 2019 and 2018 were $ 1.33 and $ 1.73, respectively. No options were granted in 2017. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2019 and the exercise price, multiplied by the number of in-the-money options). This amount changes, based on the fair market value of the Company's stock. The total intrinsic value of options exercised for the years ended December 31, 2019, 2018 and 2017 were approximately $37, $17 and $ 174. As of December 31, 2019, there was approximately $ 616 of unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plan. This cost is expected to be recognized over a period of up to 4 years.

The options outstanding as of December 31, 2019 are follows:

Number of options outstanding as of December 31, 2019	Exercise price	Weighted average remaining contractual life	Number of options exercisable as of December 31, 2019
		(In months)

118,546	4.15	19.79	118,546
24,000	4.40	17.23	24,000
39,000	4.86	31.95	26,001
74,000	4.18	69.09	0
91,000	4.31	59.92	0
30,000	4.51	60.12	0
20,000	5.05	66.05	0
440,000	5.15	53.78	0
24,000	5.61	49.23	0

860,546		49.43	168,547

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

d.	Warrants:

On January 2013, as part of the acquisition of CyberSeal, the Company issued to CyberSeal's former owners warrants to purchase 898,203 of the Company's Ordinary shares at an exercise price of $ 4.16 per share. 50% of the warrants became exercisable on December 31, 2013 and expired on December 30, 2018. The remaining 50% became exercisable on December 31, 2014 and were scheduled to expire on December 30, 2019. The $ 1,500 fair value of the warrants was calculated using the Binominal model. The Company recognized the $ 1,500 as part of its additional paid-in capital. The Company granted registration rights to the recipients of the warrants. During 2017, 60,000 warrants were exercised. No warrants were exercised during 2018.

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

NOTE 12:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2019	2018	2017
Numerator:

Income (loss) attributable to Magal shareholders'	$1,717	$2,722	$(6,914)

Denominator:

Denominator for basic net earnings (loss) per share weighted-average number of shares outstanding	23,129,394	23,040,436	22,989,009
Effect of diluting securities:
Employee stock options	15,346	247,315	-

Denominator for diluted net earnings (loss) per share - adjusted weighted average shares and assumed exercises	23,144,740	23,287,751	22,989,009

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME

a.	Tax laws applicable to the Group companies:

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

The Law for the Encouragement of Capital Investments, 1959:

According to the Law, companies are entitled to various tax benefits by virtue of the "preferred enterprise" status granted to part of their enterprises, as implied by this Law. The principal benefits by virtue of the Law are:

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

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

The Company has applied the Amendment effective from the 2017 tax year.

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

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

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

b.	Tax rates applicable to the Group:

1.	The Israeli regular corporate tax rate for Israeli companies was 23% in 2019 and 2018 and 24% in 2017.

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

2.	The tax rates of the Company's non-Israeli subsidiaries range between 16%-30%.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

3.        Tax Reform in U.S.:

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the "Act"), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018.

At December 31, 2017, the Company made reasonable estimates of the effects on the existing deferred tax balances for which provisional amounts were recorded in 2017 and finalized in 2018. The Company re-measured certain of its U.S. deferred tax assets and liabilities, based on the rates at which they are expected to reverse in the future. The estimated tax expense recorded related to the re-measurement of the deferred tax balance was $ 377, mainly due to reduction in the U.S. corporate tax rate.

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

Final tax assessments:

The Parent Company received final tax assessments through the 2014 tax year. The Company's Israeli subsidiary received final tax assessments through the 2012 tax year. The subsidiary in Latin America received final tax assessments for the 2010 and 2011 tax years.

The remaining subsidiaries have not received final tax assessments since their incorporation, however, the assessments of these subsidiaries are deemed final through the range between 2008-2012 tax years.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

e.	Reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory rate, and the actual tax expense, is as follows:

	Year ended December 31,
	2019	2018	2017

Income (loss) before taxes as reported in the statements of operations	$4,372	$5,116	$(5,205)

Tax rate	23%	23%	24%

Theoretical tax	$1,006	$1,177	$(1,249)

Increase (decrease) in taxes:

Non-deductible items	264	32	185
Losses and other items for which a valuation allowance was provided	369	972	1,769
Realization of carryforward tax losses for which valuation allowance was provided	(386)	(1,293)	(28)
Changes in valuation allowance	(862)	(377)	-
Tax rate differences in subsidiaries and benefit from reduced tax rates	(26)	223	(71)
Adjustment of deferred tax balances following changes in tax rate for "preferred enterprise"	-	-	410
Provision for uncertain tax positions	654	717	245
Taxes in respect of prior years	(1)	(2)	21
Tax withheld against which valuation allowance was provided this year	694	755	638
Investment tax credit	(163)	(180)	(178)
Other	4	48	(47)

Taxes on income (tax benefit) in the statements of operations	$1,553	$2,072	$1,695

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

f.	Taxes on income (tax benefit) included in the statements of operations:

	Year ended December 31,
	2019	2018	2017

Current	$2,184	$3,003	$2,162
Deferred	(631)	(931)	(467)

	$1,553	$2,072	$1,695

Domestic	$820	$1,460	$893
Foreign	733	612	802

	$1,553	$2,072	$1,695

g.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2019	2018
Deferred tax assets:

Operating losses carry forwards	$4,730	$3,313
Reserves, tax allowances, capital losses carry forwards, operating lease and others	6,128	7,207

Total deferred taxes before valuation allowance	10,858	10,520
Valuation allowance	(4,460)	(5,207)

Deferred tax assets, net:	6,398	5,313

Deferred tax liabilities:

Property and equipment, intangible assets, operating lease and others	(2,361)	(2,036)

Deferred tax liabilities:	(2,361)	(2,036)

Net deferred tax assets	$4,037	$3,277

Domestic	$886	$-

Foreign	$3,151	$3,277

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

h.	The domestic and foreign components of income (loss) before taxes are as follows:

	Year ended December 31,
	2019	2018	2017

Domestic	$1,730	$1,705	$(1,605)
Foreign	2,642	3,411	(3,600)

	$4,372	$5,116	$(5,205)

i.        Net operating carry forward tax losses:

The Parent Company has estimated total available carry forward operating tax losses of $ 3,419 to offset against future taxable income. As of December 31, 2019, the Company recorded a deferred tax asset with respect to those carry forward tax losses in the amount of $ 547. There is no time limitation for the realization of such tax losses. The Parent Company's subsidiaries have estimated total available carry forward operating tax losses of $ 21,199, which may be used to offset against future taxable income, for periods ranging between 1 to 20 years. As of December 31, 2019, the Company recorded a net deferred tax asset after valuation allowance in the amount of $ 2,434 for its subsidiaries' carry forward tax losses.

Utilization of U.S. net operating losses (federal and state net operating losses) may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

j.	Uncertain tax positions:

As of December 31, 2019 and 2018, balances in respect to ASC 740, "Income Taxes" amounted to $ 2,286 and $ 1,611, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax positions is as follows:

	December 31,
	2019	2018

Balance at the beginning of the year	$1,611	$908

Additions based on tax positions taken related to the current year	654	717
Foreign currency translation adjustments	21	(14)

Balance at the end of the year	$2,286	$1,611

Substantially all the balance of unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

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

NOTE 15:-	SEGMENT INFORMATION

The Company applies ASC 280, "Segment Reporting".

Through December 31, 2018, the Company’s business was managed and reported in three business segments: Perimeter Products segment (Products), Turnkey Projects segment (Projects) and Video and Cyber security segment.

Commencing on January 1, 2019, in order to more accurately reflect management’s focus, organizational alignment, the Company’s customer base and end markets, the Company reorganized its structure into two divisions: Magal Integrated Solutions (“Projects” segment) and Senstar Product division (“Products” segment). Each division represents a separate business segment.

1.
Perimeter Products segment (Products) - sales of perimeter products, including services and maintenance that are performed either on a fixed-price basis or pursuant to time-and-materials based contracts, software and hardware products, in the field of Video management, for monitoring, securing, and the active management of network video systems, video analytics, as well as wired, wireless, and fiber optic communication networks and

2.
Integrated Solutions (“Projects”) - installation of comprehensive turnkey solutions for which revenues are generated from long-term fixed price contracts and modular and customizable medium and long range surveillance systems.

The Company restated its financial results to reflect the new segments for the years ended December 31, 2018 and December 31, 2017.

The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements which includes certain corporate overhead allocations.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-    SEGMENT INFORMATION (Cont.)

a.	The following data present the revenues, expenditures, assets and other operating data of the Company's operating segments:

	Year ended December 31, 2019
	Products	Projects	Eliminations	Total

Revenues	$36,633	$52,426	$(2,228)	$86,831

Depreciation and amortization	$1,260	$840	$-	$2,100

Operating income (loss), before financial expenses and taxes on income	$3,880	$3,536	$(1,377)	$6,039
Financial expenses, net				(1,667)
Taxes on income				(1,553)

Net income				$2,819

	Year ended December 31, 2018
	Products	Projects	Eliminations	Total

Revenues	$35,169	$61,119	$(3,686)	$92,602

Depreciation, amortization and impairment of goodwill	$2,273	$951	$-	$3,224

Operating income (loss), before financial expenses and taxes on income	$1,425	$4,356	$(2,026)	$3,755
Financial income, net				1,361
Taxes on income				(2,072)

Net income				$3,044

	Year ended December 31, 2017
	Products	Projects	Eliminations	Total

Revenues	$28,471	$38,247	$(2,426)	$64,292

Depreciation, amortization	$1,369	$507	$-	$1,876

Operating income (loss), before financial expenses and taxes on income	$(2,483)	$2,576	$(1,337)	$(1,244)
Financial expenses, net				(3,961)
Taxes on income				(1,695)

Loss				$(6,900)

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-    SEGMENT INFORMATION (Cont.)

	Year ended December 31, 2019
	Products	Projects	Total

Total long-lived assets	$16,925	$4,607	$21,532

	Year ended December 31, 2018
	Products	Projects	Total

Total long-lived assets	$16,845	$4,267	$21,112

Long-lived assets include property and equipment, net, intangible assets, net and goodwill.

b.        Major customer data (percentage of total revenues):

	Year ended December 31,
	2019	2018	2017

Customer A	5.4%	25.3%	14.6%
Customer B	17.2%	10.9%	10.2%

c.        Geographical information:

The following is a summary of revenues within geographic areas based on end customers’ location and long-lived assets:

1.        Revenues:

	Year ended December 31,
	2019	2018	2017

Israel	$18,975	$13,577	$9,599
Europe	18,896	14,021	11,232
North America	19,713	24,324	15,547
South and Latin America	8,077	25,471	13,152
Africa	11,144	7,126	9,370
Others	10,026	8,083	5,392

	$86,831	$92,602	$64,292

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SEGMENT INFORMATION (Cont.)

2.        Long-lived assets:

	December 31,
	2019	2018

Israel	$3,641	$3,720
Europe	914	970
USA	2,177	2,377
Canada	13,999	13,337
Others	801	708

	$21,532	$21,112

Long-lived assets include property and equipment, net, intangible assets, net and goodwill.

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA

Financial expenses:

	Year ended December 31,
	2019	2018	2017
Financial expenses:

Interest on short-term and long-term bank credit and bank charges and long-term debt	$(360)	$(412)	$(349)
Realization of foreign currency translation adjustments	-	-	(64)
Foreign exchange loss, net	(1,971)	-	(4,010)

	(2,331)	(412)	(4,423)
Financial income:

Interest on short-term and long-term bank deposits	664	670	462
Foreign exchange gains, net	-	1,103	-

	664	1,773	462

Financial income (expenses), net	$(1,667)	$1,361	$(3,961)

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SUBSEQUENT EVENTS

The ongoing Coronavirus pandemic that first surfaced in China and is spreading throughout the world has had an adverse effect on the Company's industry and the markets in which it operates. The Coronavirus outbreak has impacted the verticals in which the Company’s customers operate and has resulted in a slowdown of the Company's business with some of its customers. The Company has experienced postponed orders and suspended decision making in other markets that are likely to be negatively affected by the Coronavirus. Further, the guidance of social distancing and the requirements to work from home in key territories such as Israel, USA, Canada, Germany, Spain, Mexico and other countries, in addition to greatly reduced travel globally, has resulted in a substantial curtailment of business activities, which has affected and is likely to continue to affect the Company's ability to conduct fieldwork as well as deliver products and services. The Company is unable at this time to estimate the extent of the effect of the Coronavirus on its business.  However, in order to mitigate the impact on the business, the Company adopted a plan to reduce expenses and enacted cost savings measures.

Because the outbreak may also result in uncertainties in relation to the assumptions and estimations associated with the measurement of various assets and liabilities in the financial statements that the Company may not have previously recognized or considered, the occurrence of the outbreak may add additional risks that the carrying amounts of assets and liabilities may require certain adjustments within the next financial year which financial effect cannot be reasonably estimated at this stage.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to annual report on its behalf.

MAGAL SECURITY SYSTEMS LTD.

By:	/s/ Dror Sharon
Name:	Dror Sharon
Title:	Chief Executive Officer

Date: April 23, 2020