Form 20-F
period 2020-12-31
MAGAL SECURITY SYSTEMS LTD
filed 2021-04-26
CIK 896494

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 23,163,985 Ordinary shares, par value NIS 1.0 per share, as of December 31, 2020.

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

Yes ☒       No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

TABLE OF CONTENTS

Page No.

PART I	1
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3. KEY INFORMATION	1
A. Selected Consolidated Financial Data.	1
B. Capitalization and Indebtedness.	2
C. Reasons for the Offer and Use of Proceeds.	2
D. Risk Factors.	2
ITEM 4. Information on the Company	18
A. History and Development of the Company.	18
B. Business Overview.	19
C. Organizational Structure.	31
D. Property, Plants and Equipment.	31
ITEM 4A. Unresolved Staff Comments	32
ITEM 5. Operating and Financial Review and Prospects	32
A. Operating Results.	32
B. Liquidity and Capital Resources	46
C. Research and Development, Patents and Licenses.	49
D. Trend Information.	50
E. Off-Balance Sheet Arrangements.	50
F. Tabular Disclosure of Contractual Obligations.	50
ITEM 6. Directors, Senior Management and Employees	51
A. Directors and Senior Management.	51
B. Compensation	54
C. Board Practices	55
D. Employees	65
E. Share Ownership.	67
ITEM 7. Major Shareholders and Related Party Transactions	68
A. Major Shareholders.	68
B. Related Party Transactions.	69
C. Interests of Experts and Counsel.	69
ITEM 8. Financial Information	69
A. Consolidated Statements and Other Financial Information.	69
B. Significant Changes.	70
ITEM 9. The Offer and Listing	70
A. Offer and Listing Details.	70
B. Plan of Distribution.	70
C. Markets.	70
D. Selling Shareholders.	71
E. Dilution.	71
F. Expenses of the Issue.	71
ITEM 10. Additional Information	71
A. Share Capital.	71
B. Memorandum and Articles of Association.	71
C. Material Contracts.	72
D. Exchange Controls.	72
E. Taxation.	72
F. Dividends and Paying Agents.	83
G. Statements by Experts.	83
H. Documents on Display.	83
I. Subsidiary Information.	84

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

On February 7, 2021 we signed a share and asset purchase agreement with Aeronautics Ltd. (a subsidiary of Rafael Advanced Defense Systems Ltd.) to sell our Integrated Solutions (Project) Division in consideration of $35 million in cash, on a cash-free debt-free basis subject to post-closing working capital and other customary adjustments. As part of the acquisition, Aeronautics is also acquiring our facility in Yehud, Israel. Following the sale of the Integrated Solutions (Project) Division, we will continue to operate our Senstar Products Division, with development and manufacturing facilities located in Canada and sales and support offices in the US, EMEA, APAC, and LATAM regions.

 Our ordinary shares are traded on the NASDAQ Global Market under the symbol “MAGS”.  Our website is www.magalsecurity.com.  The information on our website is not incorporated by reference into this annual report.  As used in this annual report, the terms “we,” “us,” “our,” and “Magal” mean Magal Security Systems Ltd. and its subsidiaries, unless otherwise indicated.

CYBERSEAL, DTR, FENSOR, FORTIS, MAGAL, MAGAL SECURITY SYSTEMS, ROBOGUARD, AIMETIS SYMPHONY, FIBERPATROL, FLARE, FLEXPI, FLEXZONE, OMNITRAX, PINPOINTER, SENNET, SENSTAR,  SENTIENT, ULTRAWAVE and XFIELD are registered trademarks.

ARMOURFLEX, ENTERPRISE MANAGER, GALLIUM PDS, INTELLI-FLEX, INTELLIFIBER, LM100, the MAGAL logo, NETWORK MANAGER, RUBIDIUM, STARLED, STARNET, SENSTAR CARE, SENSTAR logo, SENSTAR SYMPHONY, SENSTAR SAFE SPACES, TUNGSTEN and VANADIUM and all other marks used to identify particular products and services associated with our businesses are trademarks.  Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

A.           Selected Consolidated Financial Data.

The following selected consolidated financial data for and as of the five years ended December 31, 2020 are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP.  We have derived the following selected consolidated financial data as of December 31, 2019 and 2020 and for each of the years ended December 31, 2018, 2019 and 2020 from our consolidated financial statements set forth elsewhere in this annual report that have been prepared in accordance with U.S. GAAP.  We have derived the following selected consolidated financial data as of December 31, 2016, 2017 and 2018 and for each of the years ended December 31, 2016 and 2017 from our audited consolidated financial statements not included in this annual report.  The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

	2016	2017	2018	2019	2020

Revenues	$67,825	$64,292	$92,602	$86,831	$81,464
Cost of revenues	34,570	32,967	52,299	48,070	47,027
Gross profit	33,255	31,325	40,303	38,761	34,437
Operating expenses:
Research and development, net	6,779	6,558	6,852	6,373	5,658
Selling and marketing	17,536	18,158	18,557	16,902	13,883
General and administrative	7,445	7,853	11,139	9,447	9,713
Total operating expenses	31,760	32,569	36,548	32,722	29,254
Operating income (loss)	1,495	(1,244)	3,755	6,039	5,183
Financial income (expenses), net	(591)	(3,961)	1,361	(1,667)	(1,480)
Income (loss) before income taxes	904	(5,205)	5,116	4,372	3,703
Taxes on income (tax benefit)	(122)	1,695	2,072	1,553	3,001
Net income (loss)	$1,026	$(6,900)	$3,044	$2,819	$702
Less: net income (loss) attributable to redeemable non-controlling interests and non-controlling interest	(3)	14	95	526	342
Net income (loss) attributable to Magal’s shareholders	$1,029	$(6,914)	$2,949	$2,293	$360
Basic and diluted net earnings (loss) per share	$0.06	$(0.30)	$0.12	$0.07	$0.01

	2016	2017	2018	2019	2020
Weighted average number of ordinary shares used in computing basic net earnings per share	17,999,779	22,989,009	23,040,436	23,129,394	23,154,422
Weighted average number of ordinary shares used in computing diluted net earnings per share	18,031,433	22,989,009	23,287,751	23,144,740	23,154,422

	2016	2017	2018	2019	2020
Consolidated Balance Sheets Data:
Cash and cash equivalents	$19,692	$22,463	$38,665	$34,531	$27,093
Short and long-term deposits and restricted deposits	32,971	30,022	16,431	17,207	379
Working capital	58,752	59,401	61,023	67,202	44,798
Total assets	105,993	112,545	119,171	127,049	108,057
Total shareholders’ equity	$81,918	$82,949	$81,216	$87,806	$67,098

B.           Capitalization and Indebtedness.

Not applicable.

C.           Reasons for the Offer and Use of Proceeds.

Not applicable.

D.           Risk Factors.

Investing in our ordinary shares involves a high degree of risk and uncertainty.  You should carefully consider the risks and uncertainties described below before investing in our ordinary shares.  If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be harmed.  In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment. These risks include, but are not limited to, the following:

Risks Related to Our Business and Our Industry

•	We depend on large orders from a relatively small number of customers for a substantial portion of our revenues.

•	The loss of one or more of our key customers could result in a loss of a significant amount of our revenues.

•	While we were profitable in 2020, we have incurred major losses in past years and may not operate profitably in the future.

•	Our operations are negatively impacted by the Coronavirus pandemic.

•	Our operating results may fluctuate from quarter to quarter and year to year.

•	Our financial results may be significantly affected by currency fluctuations.

•	Because our project-related sales tend to be concentrated among a small number of customers during any period, our operating results may be subject to substantial fluctuations.

•	We may be unable to successfully integrate our recent acquisitions to fully realize targeted synergies.

•	We expect to make additional acquisitions in the future that could disrupt our operations and harm our operating results.

•	Our revenues depend on government procurement procedures and practices. A substantial decrease in our customers’ budgets would adversely affect our results of operations.

•	Because competition in our industry is intense, our business, operating results and financial condition may be adversely affected.

•	Increased competition and bid protests in a budget-constrained environment may make it more difficult to maintain our financial performance.

•	Unfavorable global economic conditions may adversely affect our customers, which directly impact our business and results of operations.

•	We have significant operations in countries that may be adversely affected by political events, economic instability, regime replacement, major hostilities or acts of terrorism.

•	We may be adversely affected by our long sales cycles.

•	Our business involves significant risks and uncertainties that may not be covered by indemnity or insurance.

•
The market for our products may be affected by changing technology, requirements, standards and products, and we may be adversely affected if we do not respond promptly and effectively to these changes.

•	Increasing scrutiny and changing expectations with respect to our ESG, policies may impose additional costs on us or expose us to additional risks.

•	Our failure to retain and attract personnel could harm our business, operations and product development efforts.

•	Our failure to comply with anti-corruption laws and regulations could adversely affect our reputation, business, financial condition and results of operations.

•	We face risks associated with doing business in international markets.

•
We may be vulnerable to physical and electronic security breaches and cyber-attacks which could disrupt our operations and have a material adverse effect on our financial performance and operating results.

•	We may not be able to protect our proprietary technology and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

•	Claims that our products infringe upon the intellectual property of third parties may require us to incur significant costs, enter into licensing agreements or license substitute technology.

•	Undetected defects in our products may increase our costs and harm the market acceptance of our products.

•	Systems and information technology interruptions or cyber-attacks could adversely impact our ability to operate.

•
If subcontractors and suppliers terminate our arrangements with them, or amend them in a manner detrimental to us, we may experience delays in production and implementation of our products and our business may be adversely affected.

•	We currently benefit from government programs and tax benefits that may be discontinued or reduced in the future, which would increase our future tax expenses.

•	We may fail to maintain effective internal control over financial reporting, which could result in material misstatements in our financial statements.

•	We may be adversely affected by regulations and market expectations related to sourcing and our supply chain, including conflict minerals.

Risks Relating to Our Ordinary Shares

•	Volatility of the market price of our ordinary shares could adversely affect our shareholders and us.

•	We may not pay dividends in the future.

•	As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

•	We may in the future be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

Risks Relating to Our Location in Israel

•	Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

•	Our results of operations may be negatively affected by the obligation of our personnel to perform reserve military service.

•	The rights and responsibilities of the shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

•	Provisions of Israeli law may delay, prevent or make difficult a change of control and therefore depress the price of our shares.

•
Our shareholders generally may have difficulties enforcing a U.S. judgment against us, our executive officers and directors and some of the experts named in this annual report or asserting U.S. securities law claims in Israel.

Risks Related to Our Business

We depend on large orders from a relatively small number of customers for a substantial portion of our revenues.  The loss of one or more of our key customers could result in a loss of a significant amount of our revenues.

Historically, a relatively small number of customers account for a significant percentage of our revenues (mainly in our Integrated Solutions Division).   The Israeli Ministry of Defense, or the MOD, and the Israeli Defense Forces, or the IDF accounted for 10.9%, 17.2% and 20.6% of our revenues in the years ended December 31, 2018, 2019 and 2020, respectively. The MOD, the IDF or any of our other major continuing customers may not maintain their volume of business with us or, if such volume is reduced, other customers generating similar revenues may not replace the lost business. Our inability to replace business from large contracts will adversely affect our financial results.  Any unanticipated delays in a large project, changes in customer requirements or priorities during the project implementation period, or a customer’s decision to cancel a project, may adversely impact our operating results and financial performance. Our revenues may also be affected in the future if there is a reduction in Israeli government defense spending for our programs or a change in priorities to purchase products other than ours.  Accordingly, changes in government contracting policies, budgetary constraints and delays or changes in the appropriations process could have an adverse effect on our business, financial condition and results of operations.

While we were profitable in 2020, we have incurred major losses in past years and may not operate profitably in the future.

While we reported an operating profit of $5.2 million and net income of $0.7 million in the year ended December 31, 2020, we have incurred losses in the past.  We may not be able to sustain profitable operations in the future due to a number of factors, including the recent outbreak of the novel Coronavirus pandemic (Covid-19), which has negatively impacted  our operations.  If we do not generate sufficient cash from operations, we will be required to obtain financing or reduce our level of expenditure or cash balance.  Such financing may not be available in the future, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, results of operations and financial condition will be materially and adversely affected.

Our operations are negatively impacted by the Coronavirus pandemic.

International health epidemics from communicable diseases, such as the recent outbreak of the novel Coronavirus pandemic (Covid-19), have impacted our operations and may continue doing so in the future. The impact of Covid-19 in 2020 primary related to our ability to execute and deliver projects, thus affecting the operations of our Integrated Solutions Division, as well causing a slowdown in product and software orders in certain territories. We continue to assess the impact of the Covid-19 pandemic on our operations, including on our employees, customers, suppliers and logistics/transport providers. Despite the widespread lockdowns and working from home initiatives in the territories in which we operated during 2020, we were able to continue production in our Israeli and Canadian facilities throughout 2020. Following the dramatic drop in Covid-19 numbers in Israel during March and April 2021, we were able to resume full operations at our Israeli offices. However, our ability to continue or resume operations from our offices and manufacturing facilities are dependent on the Covid-19 status in the territories in which we operate. For example: in April 2021 lockdowns to various degrees were announced in Ottawa, Canada and Nairobi, Kenya, limiting our ability to resume work from our offices at these locations.

 In addition, we are evaluating the possible impact of governmental actions being taken to curtail the spread of the virus, such as instructions regarding quarantine of individuals, restrictions on holding large-scale events, workplace restrictions and international travel. We also are monitoring the impact of the pandemic on our industry and on governmental priorities, both in Israel and worldwide, as well as its macro-economic implications. We cannot presently estimate the ongoing impact of Covid-19 on our company, but the continued spread of that disease could partially or fully prevent our employees, customers, suppliers and other business partners from conducting normal activities, potentially resulting in cessation, reduction or delay of business either voluntarily or by governmental mandate and could have a material adverse effect on our business, financial condition, results of operations and cash flow.

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

Most of our sales are made in North America, Latin America, Africa, Israel and Europe.  Our revenues are primarily denominated in Dollars, NIS, Euros and Mexican Pesos while a portion of our expenses, primarily labor expenses, is incurred in NIS and Canadian Dollars. Additionally, certain assets, especially trade receivables, as well as part of our liabilities are denominated in NIS.  As a result, fluctuations in rates of exchange between the dollar and non-dollar currencies may affect our operating results and financial condition.  The dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the dollar.  In addition, the value of our non-dollar revenues could be adversely affected by the depreciation of the dollar against such currencies. Our financial expenses may also be adversely affected by the depreciation of a currency in which we maintain our monetary assets.

We recorded foreign exchange losses, net of $2 million and $1.3 million in the years ended December 31, 2019 and 2020, respectively and a foreign exchange gain, net of $1.1 million in the year ended December 31, 2018. As a result of our rights offering in late 2016, we held a significant amount of cash and cash equivalents in U.S. dollars during 2018, 2019 and 2020. These balances were translated into Israeli Shekels, which depreciated by 7.8% and 7.0% against the U.S. dollar in 2019 and 2020, respectively, and which appreciated by 8.1% against the U.S. dollar in 2018. We may incur exchange losses in the future which may materially affect our operating results.

Because our project-related sales tend to be concentrated among a small number of customers during any period, our operating results may be subject to substantial fluctuations. Accordingly, our revenues and operating results for any particular quarter may not be indicative of our performance in future quarters, making it difficult for investors to evaluate our future prospects based solely on the results of any one quarter.

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

We have made a number of acquisitions in the past and may continue to do so in the future. In April 2018, we completed the acquisition of a 55% controlling interest in ESC BAZ Ltd., an Israeli-based company, focused on the development and manufacturing of military-grade smart Security Video Observation and Surveillance systems, and in December 2020 we acquired the remaining 45% interest. In April 2016, Senstar, our fully owned Canadian subsidiary, acquired Aimetis, a Canadian-based company, which specializes in advanced video analytics software and intelligent IP video management software (VMS).

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

A substantial portion of our Integrated Solutions Division's business is awarded through competitive bidding. Governments increasingly have relied upon competitive contract award types and multi-award contracts, which has the potential to create pricing pressure and increase our cost by requiring that we submit multiple bids and proposals. The competitive bidding process entails substantial costs and managerial time to prepare bids and proposals for contracts that may not be awarded to us or may be split among competitors. Multi award contracts require that we make sustained efforts to obtain follow-on orders under the contract. Following award, we may encounter significant expenses, delays, contract modifications, or even loss of the contract if our competitors protest or challenge contracts that are awarded to us.

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

              In particular, there is currently significant uncertainty about the future relationship between the U.S. and various other countries, with respect to trade policies, treaties, government regulations, and tariffs. For example, the  imposition of tariffs and/or changes in tariffs on various products by the U.S. and other countries, including China and Canada, have introduced greater uncertainty with respect to trade policies and government regulations affecting trade between the U.S. and other countries, and new and/or increased tariffs have subjected, and may in the future subject, us to additional costs and expenditure of resources. Major developments in trade relations, including the imposition of new or increased tariffs by the U.S. and/or other countries, and any emerging nationalist trends in specific countries could alter the trade environment and consumer purchasing behavior which, in turn, could have a material effect on our financial condition and results of operations. While the U.S. and China recently signed a “phase one” trade deal on January 15, 2020 to reduce planned increases to tariffs, concerns over the stability of bilateral trade relations remain.  The United Kingdom exited the European Union on January 31, 2020 and entered a transition period through December 31, 2020, during which EU law still applied in the United Kingdom. On December 24, 2020, the United Kingdom and the EU agreed to a trade deal, which went into effect on January 1, 2021, replacing the transitional agreements.. Brexit has created significant uncertainty about the future relationship between the United Kingdom and the EU, and given rise for the governments of other EU member states to consider withdrawal. Our regulatory risk could increase if there were to be future divergence with the EU regime. If these actions impacting our international distribution and sales channels result in increased costs for us or our international partners, such changes could result in higher costs to us, adversely affecting our operations, particularly as we expand our international presence.

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

We may be adversely affected by our long sales cycles (mainly in our Integrated Solutions Divisions).

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

Increasing scrutiny and changing expectations from investors, lenders, customers and other market participants with respect to our Environmental, Social and Governance, or ESG, policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies.  Investors, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG may hinder our access to capital, as investors and lenders may reconsider their capital investment allocation as a result of their assessment of our ESG practices. If we do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or if we are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition and  the price of our company’s shares could be materially and adversely affected.

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

Doing business on a worldwide basis requires us and our subsidiaries to comply with the laws and regulations of various governments and different international jurisdictions, and our failure to successfully comply with these rules and regulations may expose us to liabilities. These laws and regulations apply to companies, individual directors, officers, employees and agents, and may restrict our operations, trade practices, investment decisions and partnering activities. In particular, as a company registered with the Securities and Exchange Commission, or the SEC, we are subject to the regulations imposed by the Foreign Corrupt Practices Act, or FCPA. The FCPA prohibits us from providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company. As part of our business, we deal with state-owned business enterprises, the employees and representatives of which may be considered foreign officials for purposes of the FCPA. If our efforts to screen third-party agents and detect cases of potential misconduct fail, we could be held responsible for the noncompliance of these third parties under applicable laws and regulations, which may have a material adverse effect on our reputation and our business, financial condition and results of operations. In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption. As a result of the above activities, we are exposed to the risk of violating anti-corruption laws. We have established policies and procedures designed to assist us and our personnel to comply with applicable U.S. and international laws and regulations. However, there can be no assurance that our policies and procedures will effectively prevent us from violating these regulations in every transaction in which we may engage, and such a violation could adversely affect our reputation, business, financial condition and results of operations.

We face risks associated with doing business in international markets.

A large portion of our sales is to markets outside of Israel.  For the years ended December 31, 2018, 2019 and 2020 approximately 85.3%, 78.1% and 74.4% respectively, of our revenues were derived from sales to markets outside of Israel.  A key component of our strategy is to continue to expand in such international markets.  Our international sales efforts are affected by costs associated with the shipping of our products and risks inherent in doing business in international markets, including:

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

We have experienced and defended against certain threats to our systems and security (such as fishing attempts), none have had a material adverse effect on our business or operations to date. However, we could incur significant costs in order to investigate and respond to future attacks, to respond to evolving regulatory oversight requirements, to upgrade our cybersecurity systems and controls, and to remediate security compromise or damage. In response to past threats and attacks, we have implemented further controls and planned for other preventative actions to further strengthen our systems against future attacks. However, we cannot assure you that such measures will provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts following past or future attacks will be successful. Consequently, our financial performance and results of operations would be materially adversely affected.

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

Undetected defects in our products may increase our costs and harm the market acceptance of our products.

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

             Our operations rely on computer, information and communications technology and related systems.  From time to time, we may experience system interruptions and delays.  If we are unable to continually add software and hardware, effectively upgrade our systems and network infrastructure and take other steps to improve the efficiency of and protect our systems, our operations could be interrupted or delayed.  Our computer and communications systems and operations could be damaged or interrupted by natural disasters, telecommunications failures, acts of war, terrorism or similar events or disruptions.  Any of these or other events could cause system interruption, delays and loss of critical data, or delay or stoppage of our operations, and adversely affect our operating results. We have experienced and defended against certain threats to our systems and security, and none have had a material adverse effect on our business or operations to date. However, we could incur significant costs in order to investigate and respond to future attacks, to respond to evolving regulatory oversight requirements, to upgrade our cybersecurity systems and controls, and to remediate security compromise or damage. In response to past threats and attacks, we have implemented further controls and planned for other preventative actions to further strengthen our systems against future attacks. However, we cannot assure you that such measures will provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts following past or future attacks will be successful. Consequently, our financial performance and results of operations would be materially adversely affected.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources.  Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting in connection with the filing of the annual report on Form 20-F for each fiscal year.  We may identify material weaknesses or significant deficiencies in our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in material misstatements in our financial statements.  Any such failure could also adversely affect the results of our management’s evaluations and annual auditor reports regarding the effectiveness of our internal control over financial reporting.  We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2020, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

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

The FIMI Partnerships owned approximately 42.6% of our outstanding ordinary shares as of April 23, 2021. In May 2020, the FIMI Partnerships commenced a cash special tender offer to purchase additional 8,669,029 ordinary shares of our company for $3.01 per share. This tender offer expired in July 2020 as the minimum condition was not met and therefore none of the tendered shares were accepted.

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

We may not pay dividends in the future.

While we have historically retained our earnings to finance operations and expand our business, on December 7, 2020, we announced a cash distribution in the amount of US$1.079 per share (approximately US$ 25 million in the aggregate) which was paid on December 28, 2020.  We have not determined whether we will continue to make distributions in the future or refrain from similar distributions, whether in a form of capital reduction or dividend distribution.  According to the Israeli Companies Law, a company may distribute dividends out of its profits (as defined by the Israeli Companies Law), provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due, or otherwise upon the permission of the court.  The declaration of dividends is subject to the discretion of our board of directors, requires a shareholders approval and would depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors.  You should not rely on an investment in our company if you require dividend income from your investment.

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

As a foreign private issuer listed on the NASDAQ Global Market, we may also follow home country practice with regards to, among other things, the composition of the board of directors and quorum at shareholders’ meetings.  In addition, we may follow home country practice instead of the NASDAQ requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the SEC, each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

We may in the future be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

U.S. holders of our Ordinary Shares may face income tax risks. Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the ordinary shares), and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2020 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. Furthermore, fluctuations in the market price of our ordinary shares may cause our classification as a PFIC for the current or future taxable years to change because the aggregate value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, generally will be determined by reference to the market price of our shares from time to time (which may be volatile). The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below under Item 10E. “Additional Information – Taxation”) of our Ordinary Shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. If we are treated as a PFIC, U.S. Holders of Ordinary Shares would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their Ordinary Shares. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our Ordinary Shares.

Risks Relating to Our Location in Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price (mainly with respect to our Integrated Solutions Division's operations).

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

Conflicts in North Africa and the Middle East, including in Lebanon and Syria which border Israel, have resulted in continued political uncertainty and violence in the region. Efforts to improve Israel’s relationship with the Palestinian Authority have failed to result in a permanent solution, and there have been numerous periods of hostility in recent years. In addition, relations between Israel and Iran continue to be seriously strained, especially with regard to Iran’s nuclear program. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

Our results of operations may be negatively affected by the obligation of our personnel to perform reserve military service (mainly in our Integrated Solutions Divisions).

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

Our shareholders generally may have difficulties enforcing a U.S. judgment against us, our executive officers and directors and some of the experts named in this annual report or asserting U.S. securities law claims in Israel.

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

On February 7, 2021 we entered into an agreement  with Aeronautics Ltd. (a subsidiary of Rafael Advanced Defense Systems Ltd.) to sell our Integrated Solutions (Project) Division in consideration of $35 million in cash, on a cash-free debt-free basis subject to post-closing working capital and other customary adjustments. As part of the acquisition, Aeronautics is also acquiring our facility in Yehud, Israel. The share and asset purchase agreement contains customary representations, warranties, covenants and indemnification provisions and is subject to regulatory approvals and the satisfaction of customary closing conditions. We expect the acquisition to close during the second quarter of 2021.

Following the sale of the Integrated Solutions (Projects) Division, we will continue to operate our Senstar Products Division, with development and manufacturing facilities located in Canada and sales and support offices in the US, EMEA, APAC, and LATAM regions.

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

We offer broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), Video Management Software (VMS), Intelligent Video Analytics (IVA), technology and cyber security solutions. We also provide full turn-key projects for physical security for critical sites. Our offering is complemented by our comprehensive integrated solutions for critical sites, managed by Fortis X – our newest generation cutting edge Physical Security Information Management system (PSIM).

 Our strategy is to increase our revenues from our Products segment, which includes our PIDS, VMS and IVA products by (i) focusing our efforts on our strategic verticals; (ii) locating new channels to promote and market our products; (iii) investing in research and development thus maintaining technology leadership; (iv) entering into OEM agreements which will increase our offerings  for the verticals on which we focus; and (v) acquiring new technologies relevant to our target verticals independently or through mergers and acquisitions.

In April 2018, we completed the acquisition of a 55% controlling interest in ESC BAZ Ltd. an Israeli-based company, focused on the development and manufacturing of military-grade smart security video observation and surveillance systems, and in December 2020, we acquired the remaining 45% interest.

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

Our capital expenditures for property and equipment for the years ended December 31, 2018, 2019 and 2020 were approximately $2.1 million, $0.8 million and $0.8 million respectively.

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

Since the addition of Aimetis’ products and expertise, we were able to address new markets and offer solutions incorporating advanced video analytics and VMS for physical indoor and outdoor security applications. Since the addition of the newly acquired state of the art technology and expertise, we were able to expand our overall solutions, offer a wider range of products in addition to our PSIM and PIDS solutions, and address new markets.

Our primary objective is to become a leading international solution provider of security products and site security management solutions.

Post-divestiture of our Integrated Solutions (Project) Division and its acquisition by Aeronautics, we anticipate the business will grow organically. We plan to leverage Senstar’s industry-leading position in the security sector as a technology platform to optimize future strategic acquisitions and achieve incremental growth in our global markets. To achieve this objective, we are implementing a business strategy incorporating the following key elements:

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

•
Develop and enhance our presence in verticals which we have identified as strategic. We intend to enhance our presence in our target vertical markets: critical infrastructure, correctional facilities (mainly in the USA), logistics and energy (among other, oil and gas terminals as well as oil and gas pipelines infrastructure). Many if not all of the verticals are highly regulated and require unique security solutions. As a solution provider with a wide selection of security technologies and products we believe that we can offer a comprehensive security solution that meets the standards required by the applicable regulations.

•
Enhance our presence in emerging markets. We intend to enhance our presence in emerging markets such China in order to increase our exposure to small and medium size business opportunities for our products segment.

•
Strengthen our presence in existing markets.   We intend to increase our marketing efforts in our existing markets mainly in North America, the European Union, and Latin America region and to acquire or invest in complementary businesses and joint ventures.

Emerging Opportunities

We believe that the proliferation of digital communication and information technology into the security market provides us with the opportunity to consolidate safety and site management with security applications.  Cities and municipalities, air and seaports, chemical factories, green energy plants and distribution facilities, oil and gas terminals and pipeline infrastructure, large logistics warehouses, and critical infrastructure sites are currently utilizing the benefits of this approach to security management.  This integration allows users to share diverse sensors (such as cameras and intrusion detection sensors), IT systems, traffic management tools, Cyber solutions and other resources and feed them into a single command and control platform. Users from different departments within organizations can now share the same information, allowing for improved communication and coordination, whether it is a routine operation or crisis situation.  We believe that we are well positioned and are in the forefront of this emerging market opportunity.

The unrest in Africa and the Middle East along with terrorist actions and massive migration of refugees may generate new requirements in these regions and in Europe.

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

Commencing on January 1, 2019, in order to more accurately reflect management’s focus, we reorganized our structure into two divisions: the Senstar Products Division (“Products” segment) and the Integrated Solutions Division (“Projects” segment). Each division represents and reports as a separate business segment. The financial results of each division are reported under their respective operating segments. We analyze our operating segments based on each operating segment’s operational profit. The Products segment includes products oriented subsidiaries with R&D and production centers in Canada. The Projects segment includes our project-oriented subsidiaries with R&D, production and integration technology excellence center in Israel.  The Products segment is managed and led by the Managing Director of Senstar Corporation and the Projects segment is managed and led by the General Manager of our Magal Israel Business Unit.  Previously, we operated in three segments, Products, Turnkey Projects, and Video and Cyber Security.

The company’s operating segments are strategic business units and are managed accordingly. Beginning January 1, 2019, we presented for the first time our new operating segments. We analyze our operating segments based on each segment’s gross profit. Our two current reportable segments are (i) Products and (ii) Projects.

The following table shows the breakdown of our consolidated revenues for the calendar years 2018, 2019 and 2020 by operating segments:

	Year ended December 31,
	2018	2019	2020
	(In thousands)
Products	$35,169	$36,633	$35,038
Projects	61,119	52,426	48,803
Eliminations	(3,686)	(2,228)	(2,377)
Total	$92,602	$86,831	$81,464

Perimeter security products enable customers to monitor, limit and control access by unauthorized personnel to specific regions or areas.  High-end perimeter products are sophisticated in nature and are used for correctional facilities, borders, nuclear and conventional power plants, air and seaports, military installations and other high security installations.

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

Fence Mounted Detection Systems

We offer various types of detection systems. While less robust than taut wire installations, the adaptability of these systems to a wide range of pre-existing barrier structures makes these products viable alternatives for cost-conscious customers.  Our detection devices are most effective when installed on common metal fabric perimeter systems, such as chain link or welded mesh. In our BARRICADE* system, electro-mechanical sensors are attached to fence panels approximately three meters apart on any of several common types of fence structures.  Once attached to the fence, each sensor detects vibrations in the underlying structures.  The sensor system’s built-in electro-mechanical filtering combines with system input from a weather analysis component to minimize the rate of alarms from wind, hail or other sources of nuisance vibrations. Our most recent product is the FENSOR* – an accelerometer-based fence mounted detection system that is capable of locating the exact location of an intrusion within 3 meters and is optimized for rigid fences such as palisade. FENSOR has been approved by various Israeli security and military authorities.

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

Taut Wire Perimeter Intrusion Detection Systems*

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

Video

VMS / IVA Solutions

Senstar Symphony 7, has been designed to become a new benchmark for intelligent Video Management Software (VMS). The Symphony software package includes a proprietary seamless set of Electronic Access Control (EAC) features.  Senstar Symphony Access Control (AC) is a complete software solution designed to support the industry’s most trusted brand of access control hardware. Available as a tightly integrated extension to the Senstar Symphony, the module provides a full set of access control functions, including enrollment, scheduling, monitoring, and reporting. Access control events can be used in the Senstar Symphony VMS as triggers for rules, camera call-up, and alarm generation. Each alarm can be linked to a map location and multiple video feeds, enabling each event to be viewed from different camera perspectives or locations. For security personnel monitoring the building, this means only one application is required for monitoring and responding to events, with live and recorded video being accessible from the Senstar Symphony VMS..

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

Senstar Life SafetyTM

Senstar Safe Spaces™ is an all-in-one video analytics solution to help businesses operate safely amidst COVID-19. Consisting of the Senstar Edge Platform, a simple plug-and-play, stand-alone device with embedded software, Senstar Safe Spaces uses network cameras to verify if health and safety protocols are being followed. Face Mask Detection, Physical Distancing, Sanitization Station Monitoring, and Occupancy Counting.

Cyber Security

Our solutions monitor, detect and protect against abnormal network activity, both landline and wireless, within and close to protected sites. Our current solutions are:

•
Tungsten* – A hardened managed edge switch with built in security capabilities to monitor unauthorized traffic which is optimized for outdoors security and ICS networks (Industrial Control System); and

•
Rubidium* – An easily operated SIEM (Security Information & Event Management) software application, designed to manage an array of Tungsten products as well as third party network and cyber monitoring devices.

Anti-Drone

In 2019, we introduced our new concept for anti-drone perimeter security solution called MAG 3D*, a family of advance and modular solutions for drone detection, identification and defeat. The MAG 3D is based on Fortis, our powerful command and control system which integrates complementary sub systems such as: radar, RF signal detector, electro-optic sensor and drone maneuverable jamming system to a single easy to deploy and operate system. The MAG 3D enables operators to detect, identify, track and defeat malicious drones threats, thus providing another critical layer of physical security.

A typical MAG – 3D configuration includes:

•	Fortis X – our high-end comprehensive command and control system;

•	One or more radars to detect small Arial targets;

•	RF signal detectors to recognize commercial drones;

•	Electro-Optical sensors; and

•	Drone maneuverable jamming system.

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

Following the ESC BAZ acquisition, our portfolio includes a wide range of modular and customizable medium and long-range dual technology (thermal Imaging and CCD) surveillance systems for distances of 500m (1,640 ft) up to 25Km (15.6 Miles). These surveillance systems include:

•	AVIV* - a short to mid-range surveillance system designed for perimeter defense and border protection.

•	Giraffe* - a long-range surveillance system designed to provide powerful Intelligence, Surveillance and Reconnaissance capabilities (ISR) for commercial ports and merchant ships.

•
TOM Vehicle* - a vehicle-mounted surveillance system that offers any type of patrol vehicle patrol vehicles a high quality, mobile video surveillance unit that gives vehicles operators real-time video enabling them to be fully aware of what is happening outside and around the vehicle.

•
Hawk-Eye* - a surveillance system, designed for perimeter defense and border protection. It is ideal for strategic locations such as airports, borders, critical utilities, nuclear plants and oil refineries.

•	C-HAWK* - a surveillance system designed for maritime environments, such as civilian ports and ships that are often difficult to protect.

•
MODOS* - a discreet early-warning multi-sensor intruder detection and observation system that includes motion-detection radar, seamlessly integrated with an AVIV Video Surveillance system that can play a significant role in urban security architecture.

Command and Control Systems

The development of communication and IT technology has significantly affected the security market.  Multiple security systems and technologies, sometimes supplied by different vendors, can now be integrated into a unified command and control system.  We offer three types of command and control systems:

•	Fortis X – our new generation high-end comprehensive command and control system;

•	StarNet 2 – our security management system, or SMS, was launched in the latter part of 2015 and replaces the legacy StarNet 1000; and

•	Network Manager – a middleware (software) package which is essential for integration with 3rd party control systems and offers an entry level alarm management system called AIM.

Fortis X*

Fortis X our most innovative C5I system, is a comprehensive, wide area and real time command and control solution, management of security, safety and Big data analysis. It is designed to manage daily security and safety routines and enforce facility regulation, security, regular and irregular events as well as crisis situations.

Fortis X architecture integrates with 3rd parties legacy systems and sensors starting at the physical and logical layers through a configuration and business logic layer, and up to the situational awareness and management layers.  Fortis X is based on a strong GIS (Geospatial Information System) engine, which creates a common layer for inputs, outputs and presentation.  The GIS engine enables the display of synchronized information in time and space across all screens such as location of mobile forces, located alarms from stationary sensors, video of related cameras, pop-ups of associated radar screens and managed voice communication related to the managed area.  Real-time information enables security personnel to respond immediately, while maintaining a full two-way communication and situational awareness between the command and control center(s) and the first responder(s). The target markets for Fortis X are safe city airports, seaports, international borders, oil and gas and other strategic facilities.

Fortis X easily integrates via API/ SDK tools to Perimeter Intrusion Detection Systems, Video management, access control, public address, ground /maritime radars, fire and smoke detection and many more sub systems all presented and controlled from a single platform.

Fortis X stands out from previous PISIMs technology in its ability to use AI based engines allowing to detection and prediction of incidents while harnessing the power of computer vision into the command and control application software.

•	In addition, the Fortis X user interface is our most user friendly interface to-date, using a Widget based presentation containing all relevant information.

StarNet 2*

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

* Products and Technologies which are part of the sale of our Integrated Solution Division (Projects Segment) which is expected to close in the second quarter of 2021.

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

In addition to our main facilities in Israel, Canada, the United States and Mexico, we have sales and technical support offices in India, the United Kingdom, Germany, Spain, China, the Philippines, Kenya and other countries.

Customers

The following table shows the geographical breakdown of our consolidated revenues for the three years ended December 31, 2020:

	Year ended in December 31,
	2018	2019	2020
	(in thousands)
Israel	$13,577	$18,975	$20,860
North America	24,324	19,713	18,316
Europe	14,021	18,896	15,490
South and Latin America	25,471	8,077	4,485
Africa	7,126	11,144	13,970
Others	8,083	10,026	8,343
Total	$92,602	$86,831	$81,464

For the years ended December 31, 2018, 2019 and 2020, revenues generated from sales to the MOD and IDF accounted for 10.9%,17.2% and 20.6% of our revenues, respectively. In addition, revenues from the national electricity company in Latin America, accounted for 25.3%, 5.4% and 0% of our revenues in 2018, 2019 and 2020, respectively. We cannot assure you that any of our major customers will maintain their level of business with us or that, if such business is reduced, other customers generating similar revenues will replace the lost business. The failure to replace these customers with one or more customers generating similar revenues will have a material adverse effect on our financial results.

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

For systems installed outside of Israel, maintenance is provided by our local subsidiaries, by an independent third party, by partners or by the end-user. We also provide services, maintenance and support on an “as needed” basis. During the years ended December 31, 2018, 2019 and 2020, we derived approximately 19.3%, 20.4% and 22.2% of our total revenues, respectively, from maintenance and services.

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

Our research and development expenses during 2018, 2019 and 2020 were $6.9 million, $6.4 million and $5.7 million, respectively.  In addition to our own research and development activities, we also acquire know-how from external sources.  We cannot assure you that any of our research and development projects will yield profitable results in the future.

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

We believe that our principal competitors for our pipeline security products (FiberPatrol) are; AVA, formerly named Future Fibre Technologies Pty. Ltd., Optasense, an Aluna company, Omnisens SA, and Fotech Solutions Ltd; and that our principal competitors for personal emergency location systems are Actall Corp., Bosch LLC and Visonic Networks.

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

CYBERSEAL*, DTR*, FENSOR*, FORTIS*, MAGAL*, MAGAL SECURITY SYSTEMS*, ROBOGUARD*, AIMETIS SYMPHONY, FIBERPATROL, FLARE, FLEXPI, FLEXZONE, OMNITRAX, PINPOINTER, SENNET, SENSTAR,  SENTIENT, ULTRAWAVE and XFIELD are registered trademarks.

ARMOURFLEX, ENTERPRISE MANAGER, GALLIUM PDS*, INTELLI-FLEX, INTELLIFIBER, LM100, the MAGAL logo*, NETWORK MANAGER, RUBIDIUM*, STARLED, STARNET, SENSTAR CARE, SENSTAR logo, SENSTAR SYMPHONY, SENSTAR SAFE SPACES, TUNGSTEN* and VANADIUM* and all other marks used to identify particular products and services associated with our businesses are trademarks.  Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

* Trademarks which will be transferred to Aeronautics following closing of the acquisition of our Integrated Solutions (Project) Division

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

C.           Organizational Structure.

We have wholly owned and majority-owned active subsidiaries that operate world-wide.   Set forth below are our significant subsidiaries.

Subsidiary Name	Country of Incorporation/Organization	Ownership Percentage
Senstar Corporation	Canada	100%
Senstar Inc.	United States (Delaware)	100%
Senstar GmbH.	Germany	100%
Magal Soluciones Integrales, S.A. de C.V.*	Mexico	100%
MAGAL-S3 CANADA INC.*	Canada	100%
ESC BAZ LTD.*	Israel	100%
Magal Security Limited (Kenya)*	Kenya	51%
Magal S3 Spain*	Spain	100%

* Subsidiaries that will be sold following closing of the sale of our Integrated Solutions (Project) Division.

D.           Property, Plants and Equipment.

We own a two-story 2,533 square meter facility located on a 4,352 square meter parcel in the Yehud Industrial Zone, Israel, which is used as our principal facility.  Approximately 600 square meters are devoted to administrative, marketing and management functions and approximately 800 square meters are used for engineering, system integration and customer service.  We use the remaining area of approximately 1,100 square meters for production management and production operations, including manufacturing, assembly, testing, warehousing, shipping and receiving.  We also lease a one-story 810 square meter facility located on a 1,820 square meter parcel in the Yehud Industrial Zone for approximately $155,000 per year for use in production and operations.  The lease terminates in 2029.  The products that we manufacture at our facilities in the Yehud Industrial Zone include our taut-wire intrusion detection systems, Fortis X, our detection systems such as Fensor and other perimeter systems.

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

We lease office space in Waterloo, Canada, which houses our video management software operations. We also lease a 8,000 square foot facility in Carp, Ontario, Canada for Magal-S3 Canada Inc. and lease other sites world-wide. The aggregate annual rent for such offices was approximately $775,000 in 2020.

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

Integrated Solutions Division Segment (Projects Segment)

The Projects segment, which is led by the General manager of our Magal Israel business unit, has operations worldwide and includes a number of reporting units operating in Israel, Mexico, Canada, India, Spain, Kenya and Romania. On February 7, 2021 we signed a share and asset purchase agreement for the sale of our Integrated Solutions (Projects) Division to Aeronautics. Closing is conditioned various commercial and regulatory approvals customary for such transactions and is expected to be achieved within 2021 2nd quarter.

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

Key Performance Indicators and Sources of Revenues

Our management believes that our revenues and operating income are the two key performance indicators for our business.

Our revenues from our Products and Projects segments for the three years ended December 31, 2020 were as follows:

	Year ended December 31,
	2018	2019	2020
	(In thousands)
Products	$35,169	$36,633	$35,038
Projects	61,119	52,426	48,803
Eliminations	(3,686)	(2,228)	(2,377)
Total	$92,602	$86,831	$81,464

The decrease in revenues from Products as well as from Projects was primarily due to the Covid-19 crisis, which impacted our operations in 2020 reflecting a shift in governmental expenditures from HLS related projects towards addressing the crisis caused by the spread of the pandemic, and various travel and social distancing restrictions that reduced the volume of security related projects globally. Our operating income from our Products and Projects segments for the three years ended December 31, 2020 were as follows:

	Year Ended December 31,
	2018	2019	2020
	(In thousands)
Products	$1,425	$3,880	$6,387
Projects	4,356	3,536	65
Eliminations	(2,026)	(1,377)	(1,269)
Total	$3,755	$6,039	$5,183

In parallel to the reduction in total revenues, our operating profit in 2020 decreased.

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

Reliance on large orders from a small number of customers (mainly in our Projects segment)

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

Growth Strategy

During 2020 we continued our recent strategic growth plan. Pursuant to the plan, in 2019 we reorganized our group structure and clearly separated our two core areas of operation - Products and Projects. We also streamlined our product sales activity in our four main regions, the Americas, EMEA, APAC and LATAM, identifying and focusing on strategic verticals: critical infrastructure, oil and gas, logistics and correctional facilities (mainly in the US). We intend to continue to expand our sales to the verticals of focus through allocation of resources and funds, including mergers and acquisitions of complementary technologies that will increase our offerings to these targeted verticals versus our competition.

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

General and administrative expenses.  Our general and administrative expenses consist primarily of salary and related costs associated with our executive and administrative functions, public company related expenses, legal and accounting expenses, allowances for credit losses and bad debts and other miscellaneous expenses.  Staff costs include direct salary costs and related costs, such as severance pay, social security and retirement fund contributions, vacation and other pay.

Depreciation and Amortization and impairment of goodwill. The amount of depreciation and amortization attributable to our Products and Projects segments for the three years ended December 31, 2020 were as follows:

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
Products	$2,273	$1,260	$1,172
Projects	951	840	784
Total	$3,224	$2,100	$1,956

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

For most of our turn-key security projects contracts, where our performance does not create an asset with an alternative use, we recognize revenue over performance time because of continuous transfer of control to the customer. For these performance obligations that are satisfied over time, we generally recognize revenue using an input method with revenue amounts being recognized proportionately as costs are incurred relative to the total expected costs to satisfy the performance obligation. We believe that costs incurred as a portion of total estimated costs is an appropriate measure of progress towards satisfaction of the performance obligation since this measure reasonably depicts the progress of the work effort and we have the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged, the manner, and the terms of settlement, including in cases of termination for convenience. Project costs include materials purchased to produce the system, related labor, overhead expenses and subcontractor's costs. The performance costs are measured by monitoring costs and efforts devoted using records of actual costs incurred to date in the project compared to the total estimated project requirements, which corresponds to the costs related to earned revenues. We estimate the profit on a contract as the difference between the total estimated transaction price and the total expected performance costs of the contract and recognizes revenue and costs over the life of the contract. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

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

Revenues for performance obligations that are not recognized over time are recognized at the point in time when control is transferred to the customer (which is generally upon delivery) and include mainly revenues from the sales of security products and software license fees without significant installation work. We generally do not provide a right of return to our customers. For performance obligations that are satisfied at a point in time, we evaluate the point in time when the customer can direct the use of, and obtain the benefits from, the products. Shipping and handling costs are not considered performance obligations and are included in cost of sales as incurred.

In some sales arrangements, we fulfill our obligations and bill the customer for the work performed but do not ship the goods until a later date. These arrangements, called “bill-and-hold” are usually at the request of the customer. We recognize revenue for bill and hold arrangements once the customer obtains control of a product (usually after inspection and acceptance by the customer) and all of the following criteria are met: (1) the reason for the bill-and-hold arrangement are substantive; (2) the product is identified separately as belonging to the customer; (3) the product currently is ready for physical transfer to the customer; and (4) the customer does not have the ability to use the product or to direct it to another customer.

If we recognize revenue for the sale of a product on a bill-and-hold basis, we consider whether we have any remaining performance obligations (such as for custodial services) to which we should allocate a portion of the transaction price.

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

During the years ended December 31, 2018, 2019 and 2020 we recorded inventory write-offs from continuing operations in the amounts of $0.1 million, $0.3 million and $0.2 million, respectively.  Such write-offs were included in cost of revenues.

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

As of December 31, 2020, we had a net deferred tax asset of $3.1 million, of which $2.3 million is foreign and $0.8 million is domestic.  We had total estimated available operating tax loss carryforwards of $11.3 million with respect to our operations in Israel. Our non-Israeli subsidiaries had estimated total available operating tax loss carryforwards of $17.8 million, of which $8.6 million was attributable to our U.S. subsidiaries (federal and state net operating losses), which may be used as an offset against future taxable income for periods ranging between 1 and 20 years.  As of December 31, 2020, we recorded a partial valuation allowance on these carryforward tax losses due to the uncertainty of their future realization. Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

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

With effect from January 1, 2019, as a result of the reorganization of the Company’s reporting structure into two business segments, we identify two reporting unite to which our goodwill relates: (1) the Products reporting unit which comprises the Products segment and; (2) the BAZ reporting unit within the Project segment. During the year ended December 31, 2020 we did not record any goodwill impairment charges.

Annual goodwill impairment test for the year ended December 31, 2020:

Annual goodwill impairment test for the Products segment.  According to the income approach, the material assumptions used for the annual goodwill impairment test for the Products segment were five years of projected net cash flows, a weighted average cost of capital rate of 13% and a long-term growth rate of 3%. We considered historical rates and current market conditions when determining the discount and growth rates to use in this analysis. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill. As required by ASC 820, "Fair Value Measurements and Disclosures," we apply assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

Annual goodwill impairment test for the BAZ reporting unit within the Project segment. The According to the income approach, the material assumptions used for the goodwill annual impairment test for the BAZ reporting unit within the Project segment were five years of projected net cash flows, a weighted average cost of capital rate of 15% and a long-term growth rate of 1.5%. We considered historical rates and current market conditions when determining the discount and growth rates to use in this analysis. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill. As required by ASC 820, "Fair Value Measurements and Disclosures," we apply assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

Annual goodwill impairment test for the year ended December 31, 2019:

Annual goodwill impairment test for the Products segment. According to the income approach, the material assumptions used for the goodwill annual impairment test for the Products segment were five years of projected net cash flows, a weighted average cost of capital rate of 13% and a long-term growth rate of 3%. We considered historical rates and current market conditions when determining the discount and growth rates to use in this analysis. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill. As required by ASC 820, "Fair Value Measurements and Disclosures," we apply assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

Annual goodwill impairment test for the BAZ reporting unit within the Project segment. According to the income approach, the material assumptions used for the goodwill annual impairment test for the BAZ reporting unit within the Project segment were five years of projected net cash flows, a weighted average cost of capital rate of 15% and a long-term growth rate of 1.5%. We considered historical rates and current market conditions when determining the discount and growth rates to use in this analysis. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill. As required by ASC 820, "Fair Value Measurements and Disclosures," we apply assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

Annual goodwill impairment test for the year ended December 31, 2018:

In 2018, for the purposes of impairment testing of goodwill, we identified four reporting units: (1) PIDS reporting unit within the Products segment, (2) BAZ reporting unit within the Project segment, (3) Cyber security and (4) Video reporting units, both the Cyber security and the Video reporting units were included within the former Video and Cyber security segment.

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

During the three years ended December 31, 2020, we did not record any impairment charges relating to intangible assets.

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

During the three years ended December 31, 2020, we did not record any impairment charges relating to long lived assets.

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

After the re-measurement process is complete the financial statements are translated into our reporting currency, which is the U.S. dollar, using the current rate method.  Equity accounts are translated using historical exchange rates.  All other balance sheet accounts are translated using the exchange rates in effect at the balance sheet date.  Statement of operations amounts have been translated using the average exchange rate for the year.  The resulting translation adjustments are reported as a component of shareholders’ equity. For the years ended December 31, 2018, 2019 and 2020, our foreign currency translation adjustments totaled $2.8 million, $5.9 million and $9.1 million respectively. We recorded foreign exchange losses, net of $2 million and $1.3 million in the years ended December 31, 2019 and 2020, respectively and a foreign exchange gain, net of $1.1 million in the year ended December 31, 2018. The losses in 2019 and 2020 were exacerbated as a result of our increased cash balances.  In late 2016 we completed a rights offering that provided us with proceeds of $ 23.6 million, which we deposited into our bank accounts in Israel. These balances were translated into NIS, which depreciated by 7.8% and 7.0% against the U.S. dollar in 2019 and 2020, respectively. In 2018 the NIS appreciated by 8.1% against the U.S. dollar.

Concentrations of credit risk

Financial instruments that are potentially subject to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term bank deposits, unbilled accounts receivable, trade receivables, long-term trade receivables and long-term loans.

Of our cash and cash equivalents and short-term and restricted bank deposits at December 31, 2020, $8.3 million were deposited with major Israeli banks.  An additional $19.0 million was deposited mainly with the Royal Bank of Canada, Deutsche Bank, Natwest Bank, Caixa Bank and BBVA Bancomer. Cash and cash equivalents deposited with U.S. banks or other banks may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits maybe redeemed upon demand and therefore bear low risk.

The trade receivables and the unbilled accounts receivable of our company and our subsidiaries are derived from sales to large and solid organizations located mainly in Israel, the United States, Canada, Africa, Mexico and Europe.  We perform ongoing credit evaluations of our customers and to date have generally not experienced any material losses.  An allowance for credit losses is recognized with respect to those amounts that we have determined to be doubtful of collection.  In certain circumstances, we may require letters of credit, other collateral or additional guarantees.  During the years ended December 31, 2018, 2019 and 2020 we recorded $1.5 million, $0.1 million and $0.4 million of expenses related to credit losses, respectively.  As of December 31, 2020, our allowance for credit losses amounted to $2.1 million.

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

The ongoing COVID-19 pandemic has had an adverse effect on our industry and the markets in which we operate. The COVID-19 outbreak has impacted the verticals in which our customers operate and has resulted in a slowdown in our business with some of our customers. We have experienced postponed orders and suspended decision making in the markets that are likely to be negatively affected by COVID-19. Further, the guidance of social distancing and the requirements to work from home in key territories such as Israel, USA, Canada, Germany, Spain, Mexico and other countries, in addition to greatly reduced travel globally, has resulted in a substantial curtailment of business activities, which has affected and is likely to continue to affect our ability to conduct fieldwork as well as deliver products and services, thus, delaying some of the revenues expected in the first part of 2020 to a later date. We are unable at this time to estimate the extent of the effect of COVID-19 on our business.  In order to mitigate the impact of COVID-19 on our business, we have adopted a plan to reduce expenses and have enacted cost savings measures. In addition, we have benefitted from $1.5 million in subsidies from the Canada Emergency Wage Subsidy program and from a $0.1 million governmental subsidy in Israel.

Most of our administrative functions can be performed remotely.  Our ability to collect money, pay bills, handle customer communications, schedule production, and order raw materials necessary for our production has not been materially impacted. To date we have not experienced a significant change in the timeliness of payments of our invoices and our cash position remains stable with approximately $27 million of cash and cash equivalents as of March 31, 2021.

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

The following table presents certain financial data expressed as a percentage of revenues for the periods indicated:

	Year Ended December 31
	2018	2019	2020
Revenues	100%	100%	100%
Cost of revenues	56.5	55.4	57.7
Gross profit	43.5	44.6	42.3
Operating expenses:
Research and development, net	7.4	7.3	6.9
Selling and marketing, net	20.0	19.5	17.0
General and administrative	12.0	10.9	11.9
Operating income	4.1	7.0	6.4
Financial income (expenses), net	1.5	(1.9)	(1.8)
Income before income taxes	5.5	5.0	4.5
Taxes on income	2.2	1.8	3.7
Net income	3.3	3.2	0.9

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

Revenues.  Revenues decreased by 6.2% to $81.5 million for the year ended December 31, 2020 from $86.8 million for the year ended December 31, 2019.  Revenues from sales of products decreased by 4.4% to $35.0 million in 2020 from $36.6 million in 2019, primarily due to the impact of the COVID-19 pandemic, in particular in the APAC and European regions. Revenues from projects decreased by 6.9% to $48.8 million in 2020 from $52.4 million in 2019, primarily due to a reduction in revenues from customers in LATAM and Canada.

Cost of revenues.  Cost of revenues decreased by 2.2% to $47.0 million for the year ended December 31, 2020 from $48.1 million for the year ended December 31, 2019. This decrease was primarily due the decrease in revenues. Cost of revenues as a percentage of revenues increased slightly to 57.7% in 2020 from 55.4% in 2019, primarily due to our revenue mix and due to subsidies granted to our Canadian subsidiary.

Research and development expenses, net.  Research and development expenses, net decreased by 11.2% to $5.7 million for the year ended December 31, 2020 from $6.4 million for the year ended December 31, 2019. This is mainly due to subsidies granted to our Canadian subsidiary.

Selling and marketing expenses.  Selling and marketing expenses decreased by 17.9% to $13.9 million for the year ended December 31, 2020 from $16.9 million for the year ended December 31, 2019, primarily due to the decrease in revenues, travel and marketing activities in 2020.  Selling and marketing expenses as a percentage of revenues, decreased to 17.0% in 2020 from 19.5% in 2019. The decrease is driven mainly by the reduction in travel, as well as due to subsidies granted to our Canadian subsidiary.

General and administrative expenses.  General and administrative expenses increased by 2.8% to $9.7 million for the year ended December 31, 2020 from $9.4 million for the year ended December 31, 2019. The increase is driven by increased legal costs, partially offset by subsidies granted to our Canadian subsidiary. General and administrative expenses amounted to 11.9% and 10.9% of revenues in 2020 and 2019, respectively.

Operating income (loss).  We had operating income of $5.2 million for the year ended December 31, 2020 compared to operating income of $6.0 million for the year ended December 31, 2019. The decrease in operating income was primarily attributable to the reduction in revenues, partially offset by the costs reductions, including the non-recurring subsidy, granted to our Canadian subsidiary. The operating income (loss) of our business segments in the years ended December 31, 2019 and 2020 were as follows:

	Year Ended December 31
	2019	2020
	(In thousands)
Products	$3,880	$6,387
Projects	3,536	65
Eliminations	(1,377)	(1,269)
Total	$6,039	$5,183

Our Products segment recorded operating income of $6.4 million for the year ended December 31, 2020 compared to operating income of $3.9 million for the year ended December 31, 2019, primarily as a result of travel and marketing cost reductions and subsidies received in Canada. Our Projects segment recorded operating income of $0.1 million in the year ended December 31, 2020 compared to operating income of $3.5 million for the year ended December 31, 2019, primarily as a result of a decrease in revenues, partially offset by cost reduction.

Financial income (expenses), net.  Our financial expenses, net, for the year ended December 31, 2020 was $1.5 million compared to financial expenses, net of $1.7 million for the year ended December 31, 2019.  The financial expenses in 2020 were primarily attributable to foreign exchange loss, net of $1.3 million compared to foreign exchange loss, net of $2.0 million in 2019.

Income taxes.  We recorded tax expenses of $3.0 million in the year ended December 31, 2020 compared to tax expenses of $1.6 million in the year ended December 31, 2019, primarily due to a different geographical mix of pre-tax profitability as well as due to provisions for uncertain tax positions.

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

Please see Item 5 on Form 20-F for the Year ended December 31, 2019 filed on April 23, 2020 for this comparison.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation. These metrics provide insight on the impact of currency fluctuations on our financial results.

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2016	(0.2)	(1.5)	1.3
2017	0.4	(9.8)	10.2
2018	1.3	8.1	(6.8)
2019	0.6	(7.8)	8.4
2020	(0.7)	(7.0)	6.3

The U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the CAD.  In 2019 and 2020 the CAD appreciated against the U.S. dollar by 4.4% and 2.1%, respectively. In 2018 the CAD depreciated against the U.S. dollar by 8.6%. In addition, the U.S. dollar cost of our operations in Mexico is influenced by the exchange rate between the U.S. dollar and the Mexican Peso.  In 2020 the Mexican Peso depreciated against the U.S. dollar by 5.6%. In 2018 and 2019 the Mexican Peso appreciated against the U.S. dollar by 0.4% and 4%, respectively.

In 2019 and 2020, foreign currency fluctuations had a negative impact on our results of operations as we recorded foreign exchange loss, net of $2 million and $1.3 million, compared to $1.1 million of foreign exchange gain, net in 2018.  We expect that our results of operations will continue to be affected by currency fluctuations in the future.

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

Effective Corporate Tax Rate

The Israeli corporate tax rate has been 23% since 2018.

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

As of December 31, 2020, we had net deferred tax assets of $3.1 million, of which $2.3 million is foreign and $0.8 million is domestic. We had total estimated available carryforward operating tax losses of $11.3 million with respect to our operations in Israel to offset against future taxable income. We have recorded a partial valuation allowance for such carryforward tax losses due to the uncertainty of their future realization. As of December 31, 2020, our subsidiaries outside of Israel had estimated total available carryforward operating tax losses of $17.8 million, of which $8.6 million was attributable to our U.S. subsidiaries (federal and state net operating losses), which may be used as an offset against future taxable income for periods ranging between 1 and 20 years.  Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state tax law provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

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

B.           Liquidity and Capital Resources

Our working capital at December 31, 2020 and 2019 was $45.0 million and $67.2 million, respectively.  Cash and cash equivalents amounted to $27.1 million at December 31, 2020 compared to $34.5 million at December 31, 2019.  The decrease in cash and cash equivalents is primarily due to net cash used in operating activities and investing activities. Our cash and cash equivalents, short and long-term bank deposits are held in various banks, mainly in U.S. dollars, Euros, NIS and CAD.

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

On December 7, 2020, following receipt of the required court approval under Israeli law, we announced a cash distribution in the amount of US$1.079 per share (approximately US$ 25 million in the aggregate) which was paid on December 28, 2020.  On December 31, 2020 we paid approximately $1.9 million in consideration for the remaining 45% interest in ESC BAZ.

We expect that our total research and development expenses in 2021 will be approximately $6.8 million (out of which approximately $5 million will be made by ou Senstar Products Division).  Our research and development plan for 2021 covers development of new and innovative products, as well as improvement of existing technologies.

We believe that our cash and cash equivalents, bank facilities, bank deposits and our expected cash flows from operations will be sufficient to meet our ongoing cash requirements through 2021.  However, our liquidity could be negatively affected by a decrease in demand for our products, including the impact of potential reductions in customer purchases that may result from the current general economic climate.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2018	2019	2020
	(in thousands)
Net cash provided by (used in) operating activities	7,326	(4,523)	2,317
Net cash provided by (used in) investing activities	10,121	(4,779)	16,220
Net cash provided by (used in) financing activities	77	178	(28,785)
Effect of exchange rate changes on cash and cash equivalents	(1,029)	2,089	2,828
Increase (decrease) in cash, cash equivalents and restricted cash	16,495	(7,035)	(7,420)
Cash, cash equivalents and restricted cash at the beginning of the year	25,305	41,800	34,765
Cash, cash equivalents and restricted cash at the end of the year	41,800	34,765	27,345

Net cash used in operating activities of approximately $4.5 million in the year ended December 31, 2019, compared to net cash provided by operating activities in the years ended December 31, 2018 and 2020 of approximately $7.3 million and $2.3 million, respectively.

Net cash provided by operating activities in the year ended December 31, 2020 was primarily attributable to our profit in 2020, as well as $2.0 million of depreciation and amortization expenses, an increase of $1.9 million in trade payables, an increase of $1.8 million in other accounts payable and accrued expenses and deferred revenues, a decrease of $0.9 million in deferred income taxes and a decrease of $0.8 million in inventories. This was offset in part by an increase of $2.1 million in unbilled receivables, an increase of $1.6 million in trade receivables, a decrease of $1.5 million in customer advances and an increase of $0.5 million in other accounts receivables and prepaid expenses.

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

Net cash used in investing activities was approximately $4.8 million in the year ended December 31, 2019 compared to net cash provided by investing activities of approximately $10.1 million and $16.2 million in the years ended December 31, 2018 and 2020, respectively.

In the year ended December 31, 2020, our net cash provided by investing activities was primarily attributable to sale of short-term bank deposits of $17.0 million. This was offset in part by purchase of property and equipment for $0.8 million.

In the year ended December 31, 2019, our net cash used in investing activities was primarily attributable to investment in short-term deposits of $3.1 million, investment in technology of $0.9 million and the purchase of property and equipment for $0.8 million.

In the year ended December 31, 2018, our net cash provided by investing activities was primarily attributable to sale of short-term bank deposits of $12.9 million. This was offset in part by the purchase of property and equipment for $2.1 million, payment for business acquisitions of ESC BAZ of $0.4 million (net of acquired cash) and investment in technology of $0.3 million.

Net cash provided by financing activities was $0.2 million in the year ended December 31, 2019 compared to net cash provided by financing activities of approximately $0.1 million in the year ended December 31, 2018 and net cash used in financing activities of approximately $28.8 million in the year ended December 31, 2020.

In the year ended December 31, 2020, our net cash used in financing activities was attributable to cash distribution to Company’s shareholders of $25 million, dividend to redeemable non-controlling interests of $1.9 million and purchase of redeemable non-controlling interest of $1.9 million.

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

We had capital expenditures for property and equipment of approximately $2.1 million, $0.8 million and $0.8 million in the years ended December 31, 2018, 2019 and 2020, respectively.  We estimate that our capital expenditures for 2021 will total approximately $0.8 million (of which approximately $0.4 million will be made with respect to our Senstar Products Division).  We expect to finance these expenditures primarily from our cash and cash equivalents and our operating cash flows.  However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions and changes in the demand for our products.

Credit Lines and Other Debt

As of December 31, 2020, we had credit lines with Bank Leumi Le-Israel B.M., or Bank Leumi, and Union Bank of Israel Ltd., or Union Bank, totaling $15 million in the aggregate (of which $10.5 million is reserved exclusively for guarantees, out of which $4.3 million was available as of December 31, 2020).  Our credit lines at Bank Leumi and Union Bank have no restrictions as to our use of the credit.  We are not under any obligation to maintain financial ratios or other terms in respect of our credit lines. In addition, as of December 31, 2020, our foreign subsidiary had credit lines with the Royal Bank of Canada of $1.2 million in the aggregate, of which $1.1 million was available at December 31, 2020.

As of December 31, 2020, our outstanding balances under our credit lines in Israel consisted of several bank performance, advance payment and bid guarantees totaling approximately $6.2 million, at an annual cost of 0.65%-1%.  As of December 31, 2020, the outstanding balances under the credit lines of our subsidiary consisted of several bank performance, advance payment and bid guarantees totaling approximately $0.2 million, at an annual cost of 2.05%.

C.           Research and Development, Patents and Licenses.

Government Grants

We participate in programs sponsored by the Israeli Government for the support of research and development activities.  In the past we have received royalty-bearing grants from the Innovation Authority (formerly the Office of the Chief Scientist) for certain of our research and development projects for perimeter security products. We are obligated to pay royalties to the Innovation Authority amounting to 3.5% of revenues derived from sales of the products funded with these grants and ancillary services, up to 100% of the grants received, linked to the U.S. dollar.  All grants received after January 1, 1999 also bear interest equal to the 12 month LIBOR rate.  The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales no payment is required. [On July 27, 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, is considering replacing U.S. dollar LIBOR with a newly created index, calculated based on repurchase agreements backed by treasury securities. It is not possible to predict the effect of these changes, other reforms or the establishment of alternative reference rates in the United Kingdom, the United States or elsewhere. To the extent these interest rates increase, interest expense will increase. If sources of capital for FirstEnergy are reduced, capital costs could increase materially. Restricted access to capital markets and/or increased borrowing costs could have an adverse effect on our results of operations, cash flows, financial condition and liquidity.

In 2018, Magal received approval for a grant of $301,000 from the Innovation Authority, subject to development milestones achievement. The grant is for further development of Roboguard.

For the years ended December 31, 2018, 2019 and 2020, we paid the Innovation Authority royalties in the amount of $6,000, $23,000 and $3,000, respectively.  These royalties related to sales of perimeter security products and management security systems. As of December 31, 2020, we had a contingent obligation to pay royalties to the Innovation Authority in the amount of approximately $1.9 million upon the successful sale of perimeter security products developed under research and development programs sponsored by the Innovation Authority.

We participate in programs sponsored by the Industrial Research Assistance Program (IRAP) in Canada. During 2018 our Canadian subsidiary received grants in the amount of $6,000. During 2019 and 2020 our Canadian subsidiary did not receive any grants with respect to such programs.

Investment Tax Credit

Our Canadian subsidiary is eligible for investment tax credits for its research and development activities and for certain current expenditures.  For the years ended December 31, 2020, 2019 and 2018, our Canadian subsidiary recognized $151,000, $180,000 and $189,000, respectively, of investment tax credits.

In addition, as of December 31, 2020, our U.S. subsidiary had available investment tax credits of approximately $193,000 to reduce future federal and state income taxes payable.  These credits will expire in 2021 through 2025 in the U.S. As of December 31, 2020, our subsidiaries made a full valuation allowance in respect of such investment tax credits.

D.           Trend Information.

Our 2020 results were impacted by a decrease in revenues from project customers and by the decrease in revenues from products customers due to the impact of the Covid-19 pandemic whereas the guidance of social distancing and the requirements to work from home in key territories such as Israel, USA, Canada, Germany, Spain, Mexico and other countries, in addition to greatly reduced travel globally, has resulted in a substantial curtailment of business activities. The  COVID-19 outbreak has impacted verticals in which our customers operate (such as: oil and gas) and has resulted in a slowdown, postponement and sometime cancelation of projects.

E.           Off-Balance Sheet Arrangements.

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.            Tabular Disclosure of Contractual Obligations.

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2020 and the effect we expect them to have on our liquidity and cash flow in future periods.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-2 years	3-4 years	More than 4 years
	(in thousands)
Operating lease obligations (nominal)	3,768	1,074	1,110	709	875
Other long-term liabilities reflected on our balance sheet under U.S. GAAP	2,689	-	-	-	2,689
Total	6,457	1,074	1,110	709	3,564

In addition, we have guaranteed advance payments, the performance of our work and provided warranties for the performance of our work to certain of our customers (usually governmental entities).  Such guarantees are required by contract for our performance during the installation and operational period of projects throughout Israel and the rest of the world.  The performance guarantees typically expire soon after certain milestones are met and warranty guarantees typically expire at the end of the warranty period.  The maximum potential amount of future payments we could be required to make under our guarantees at December 31, 2020 was $6.4 million.  We have not recorded any liability for such amounts as we believe our performance will not result in any claims.

ITEM 6.	Directors, Senior Management and Employees

A.           Directors and Senior Management.

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Gillon Beck	59	Chairman of the Board of Directors
Ron Ben-Haim	51	Director
Jacob Berman	72	Director
Avraham Bigger (1)(2)	75	Director
Limor Steklov (1)(2)	50	External Director
Moshe Tsabari (1)(2)	67	External Director
Dror Sharon	55	Chief Executive Officer
Yaacov (Kobi) Vinokur	43	Chief Financial Officer
Brian Rich	64	President and CTO of Senstar Corporation
Doron Kerbel	49	Vice President – General Counsel and Company Secretary
Arnon Bram	46	Vice President & General Manager Magal Israel and Head of the Integrated Solutions Division
Fabien Haubert	46	Vice President & Managing Director of Senstar and Head of the Product Division
____________
(1) Member of our Audit Committees.
(2) Member of our Compensation Committee

Gillon Beck has served as a director and Executive Chairman of our board of directors since September 2014. Since 2003, Mr. Beck has been a Senior Partner at FIMI Opportunity Funds, the controlling shareholder of Magal, as well as a Director of the FIMI Opportunity Funds’ General Partners and SPV companies. In addition, Mr. Beck currently serves as Chairman of the Board of E&M Computing Ltd (TASE), ImageSat NV, Bet Shemesh Engines Ltd. (TASE:BSEN), , ,., and., Bird Aerosystems Ltd, and is a director of, Orbit Technologies Ltd (TASE:ORBI), Carmel Forge Ltd., Simplivia Ltd,  AITECH Ltd,  Rafa Laboratories Ltd., Stern engineering Ltd., Utron Ltd (TASE) and Unitronics (1989) (RG) Ltd (TASE:UNIT).  During the past five years, Mr. Beck had served as a member of the Board of Directors of the following public companies: Overseas Commerce Ltd (TASE:OVRS), Ham-Let (Israel-Canada) Ltd. (TASE:HAML), Inrom Construction Industries Ltd. (TASE:INRM) , Ormat Technologies Inc. (NYSE:ORA) and Ormat Industries Ltd. From 1999 to 2003, Mr. Beck served as Chief Executive Officer and President of Arad Ltd., a publicly-traded water measurement and automatic meter reading company. Mr. Beck received a Bachelor of Science degree (Cum Laude) in Industrial Engineering in 1990 from the Technion – Israel Institute of Technology, and a Master of Business Administration in Finance in 1992 from Bar-Ilan University.

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

Jacob Berman has served as a director since November 2013.  From 2014 to 2019, Mr. Berman served as the chairman of the board of directors of Israel Discount Bank of New York and acted as a member of our audit committee and compensation committee between September 2014 and December 2014. Mr. Berman has been President of JB Advisors, Inc., a New York based financial advisory firm with extensive experience in international private banking, real estate investment counseling, and commercial/retail banking since 2002.  Mr. Berman served as a director of Micronet Enertec Technologies, Inc. Previously, Mr. Berman was the founder, President and CEO of the Commercial Bank of New York.

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

Fabien Haubert has served as Managing Director of Sensor Corp. Since February 2020. Mr. Haubert joined our company in February 2018 as Vice President Sales – EMEA Region, based in Paris, France.  Mr. Haubert’s most recent experience (February 2014 – February 2018) was with UK based CCTV solution provider Indigo Vision located in Edinburgh where he was Regional Director – EMEA South.  Previous to his four years at Indigo he worked with several companies in the VMS, IP CCTV, intrusion, access control and integration areas since 2002.  He has extensive experience in sales management with past responsibility for the EMEA region.  Mr. Haubert has a technical background with a Master of Science degree in Electronics Engineering (Ecole Supérieure d’Ingénieurs en Electrontechnique et Electronique) as well as a Master of Strategy and Engineering of International business (Ecole Supérieure des Sciences Economiques et Commerciales).  He speaks French, English, Spanish, and Italian and has a working knowledge of Dutch.

The terms of office of Messrs. Beck, Berman, Ben-Haim and Bigger will expire at our 2021 annual general meeting of shareholders.  The terms of our external directors, Mr. Tsabari and Ms. Steklov, expire in 2023 and 2022, respectively.

B.           Compensation

Compensation of Directors and Executive Officers

The aggregate compensation costs on behalf of our directors and executive officers as a group during 2020 consisted of approximately $2.5 million in salary, fees, bonus, equity based compensation, commissions and directors’ fees, but excluding dues for professional and business associations, business travel and other expenses commonly reimbursed or paid by companies. As of December 31, 2020, the aggregate amount set aside or accrued for pension, retirement and vacation or similar benefits for our directors and executive officers was approximately 0.1 million.  In addition, we provide automobiles to our executive officers at our expense.

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

As of December 31, 2020, our directors and executive officers as a group, then consisting of 12 persons, held options to purchase an aggregate of 603,334 ordinary shares, having exercise prices ranging from $2.778 to $4.491 and expiration dates ranging from 2021 to 2027.  Generally, the options vest over a two to four year period.  See this Item 6E. “Directors, Senior Management and Employees – Share Ownership – Stock Option Plans.”

Compensation of Senior Office Holders – Israel Companies Law Disclosure

The table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Israeli Companies Law) during the year ended December 31, 2020 (which include one former senior officer), in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Information Regarding the Covered Executive(1) (dollars in thousands)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Dror Sharon – Chief Executive Officer	316	148	186	176	826
Fabien Haubert – Vice President Managing Director Senstar Corp. & head of the Senstar Products Division	175	113	81	10	379
Yaacov (Kobi) Vinokur - Chief Financial Officer	185	70	62	37	354
Arnon Bram - Vice President & General Manager Magal Israel and Head of the Integrated Solutions Division	168	63	-	18	249
Doron Kerbel - Vice President General Counsel and Company Secretary	143	61	36	6	246
(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.
(2)
All current Covered Executives listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2020.

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

(4)	Amounts reported in this column refer to Variable Compensation such as commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2020.
(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2020.

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

Ms. Steklov and Mr. Tsabari serve as our external directors under the Israeli Companies Law.  Ms. Steklov’s first term will expire in 2022 and Mr. Tsabari’s third term will expire in 2023.

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

•
overseeing the company’s internal auditing and the performance of the internal auditor; confirm that the internal auditor has sufficient tools and resources at his disposal, considering, among other matters, the special requirements of the company and its size;

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

The compensation policy must be approved at least once every three years at the company’s general meeting of shareholders, and is subject to the approval of a majority vote of the votes of the shareholders present and voting at a shareholders’ meeting, provided that either: (i) such majority includes at least a majority of the votes of  all shareholders who are not controlling shareholders and do not have a personal interest in the approval of the compensation policy, present and voting at such meeting (excluding abstentions); or (ii) the total number of ordinary shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval of the compensation policy, voting against the resolution does not exceed 2% of the aggregate voting rights in the company. Our compensation policy was last approved by the shareholders in November 2020.

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

D.           Employees

We consider our employees the most valuable asset of our company. We offer competitive compensation and comprehensive benefits to attract and retain our employees. The remuneration and rewards include retention through share-based compensation and performance-based bonuses.

We believe that an engaged workforce is key to maintaining our ability to innovate. We have steadily increased our workforce and have been successful in integrating our new employees and keeping our employees engaged. Investing in our employees’ career growth and development is an important focus for us. We offer learning opportunities and training programs including workshops, guest speakers and various conferences to enable our employees to advance in their chosen professional paths.

We are committed to providing a safe work environment for our employees. We have taken necessary precautions in response to the recent COVID-19  outbreak, including offering employees flexibility to work from home, mandatory social distancing requirements in the workplace (such as adding more space between work spaces) and health monitoring for our employees, daily office disinfection and sanitization, provision of hand sanitizer and face masks to all employees, and improvement and optimization of our telecommuting system to support remote work arrangements.

As of December 31, 2020, we employed 394 full-time employees, of whom 57 were employed in general management and administration, 77 were employed in selling and marketing, 17 were employed in projects management, 181 were employed in production, installation and maintenance, and 62 were employed in engineering and research and development.  Of such full-time employees, 157 were located in Israel, 116 were in Canada, 24 were in the United States and 97 were in various other countries.

As of December 31, 2019, we employed 421 full-time employees, of whom 59 were employed in general management and administration, 80 were employed in selling and marketing, 18 were employed in projects management, 195 were employed in production, installation and maintenance, and 69  were employed in engineering and research and development.  Of such full-time employees, 161 were located in Israel, 123 were in Canada, 25 were in the United States and 112 were in various other countries.

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

E.           Share Ownership.

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of April 23, 2021.

Name	Number of Ordinary Shares Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Gillon Beck (3)	-	-
Ron Ben-Haim (3)	-	-
Jacob Berman	13,750	*
Avraham Bigger	-	-
Limor Steklov	-	-
Moshe Tsabari	-	-
Dror Sharon (4)	120,000	*
Yaacov Vinokur (5)	32,667	*
Brian Rich (6)	8,334	*
Doron Kerbel (7)	16,000	*
Arnon Bram	-	-
Fabien Haubert (8)	16,000	*
All directors and executive officers as a group (12 persons) (9)	206,751	*
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

(2)	The percentages shown are based on 23,163,985 ordinary shares issued and outstanding as of April 23, 2021.

(3)	Does not include any ordinary shares held by the FIMI Funds.

(4)	Includes 120,000 ordinary shares issuable upon the exercise of currently exercisable options.

(5)	Includes 32,667 ordinary shares issuable upon the exercise of currently exercisable options.

(6)	Includes 8,334 ordinary shares issuable upon the exercise of currently exercisable options.

(7)	Includes 16,000 ordinary shares issuable upon the exercise of currently exercisable options.

(8)	Includes 16,000 ordinary shares issuable upon the exercise of currently exercisable options.

(9)	Includes 193,001 ordinary shares issuable upon the exercise of currently exercisable options.

Share Option Plans

2010 Israeli Share Option Plan

In June 2010, we adopted our 2010 Israeli Share Option Plan, or the 2010 Plan.  Under the 2010 Plan, stock options to purchase 510,575 ordinary shares may be granted to our employees, officers, directors and consultants of our company and subsidiaries.  In addition, an aggregate 498,384 ordinary shares that remained available for future option grants under the 2003 Plan and any ordinary shares that become available in the future under the 2003 Plan as a result of expiration, cancellation or relinquishment of any option were rolled over to the 2010 Plan. In June 2013, our shareholders approved an increase to the number of ordinary shares available for issuance under the 2010 Plan by additional 500,000 shares. The 2010 Plan had an original term of ten years, which was extended in August 2020 for an additional 5 years, on which date our board of directors had also increased and set the number of ordinary shares available for issuance under the 2010 Plan to 1,200,000.

The 2010 Plan is designed to allow the grantees to benefit from the tax benefits under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961.  Our Board of Directors has resolved that all options that will be granted to Israeli residents under the 2010 Plan will be taxable under the “capital gains route.”  Pursuant to this route, the profit realized by an employee is taxed as a capital gain (25%) if the options or underlying shares are held by a trustee for at least 24 months from their date of the grant or issuance.  Any difference between the exercise price of the options and the average price of the company’s shares during the 30 trading days before the date of grant of the options will be treated as ordinary income and will be taxed according to the employee’s marginal tax rates plus social contribution.  If the underlying shares are sold before the elapse of such period, the profit is re-characterized as ordinary income. As of December 31, 2020, options to purchase 760,667 ordinary shares were outstanding under the 2010 Plan, exercisable at an average exercise price of $4.683 per share. During 2020, 95,000 options were awarded under the 2010 Plan. Options to purchase 10,000 ordinary shares were exercised during 2020.

ITEM 7.	Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth certain information as of April 23, 2021 regarding the beneficial ownership of our ordinary shares, by each person or entity known to us to own beneficially 5% or more of our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
FIMI Opportunity Five (Delaware), Limited Partnership (3)	4,646,924	20.1%
FIMI Israel Opportunity Five, Limited Partnership (3)	5,207,235	22.5%
Grace & White, Inc. (4).	1,141,243	4.9%
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

(2)	The percentages shown are based on 23,163,985 ordinary shares issued and outstanding as of April 23, 2021.

(3)
Based on Schedule 13D/A filed with the SEC on October 11, 2016 and other information available to us.  The address of FIMI Opportunity Five (Delaware), Limited Partnership and FIMI Israel Opportunity Five, Limited Partnership is c/o FIMI FIVE 2012 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 6789141, Israel.

(4)
Based upon a Schedule 13G/A filed with the SEC on March 4, 2021 by Grace & White, Inc. The Schedule 13G/A indicates that Grace & White, Inc. is a registered investment adviser.  The address of Grace & White, Inc. is 515 Madison Avenue, Suite 1700, New York, NY 10022.

Significant Changes in the Ownership of Major Shareholders

On February 1, 2018, Grace & White, Inc. filed an amendment to its Schedule 13G reflecting beneficial ownership of 1,415,703, or 6.15%, of our issued and outstanding ordinary shares. On January 29, 2019, Grace & White, Inc. filed an amendment to its Schedule 13G reflecting beneficial ownership of 1,409,399, or 6.12%, of our issued and outstanding ordinary shares. On February 3, 2020, Grace & White, Inc. filed an amendment to its Schedule 13G reflecting beneficial ownership of 1,426,582, or 6.2%, of our issued and outstanding ordinary shares. On January 29, 2021, Grace & White, Inc. filed an amendment to its Schedule 13G reflecting beneficial ownership of 1,187,763, or 5.13%, of our issued and outstanding ordinary shares. On March 4, 2021, Grace & White, Inc. filed an amendment to its Schedule 13G reflecting beneficial ownership of 1,141,243, or 4.93%, of our issued and outstanding ordinary shares.

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Record Holders

              Based on a review of the information provided to us by our transfer agent, as of April 23, 2021, there were 27 holders of record of our ordinary shares, of which 24 record holders holding approximately 91.23% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 91.21 % of our outstanding ordinary shares as of such date.

B.           Related Party Transactions.

None

C.           Interests of Experts and Counsel.

Not applicable.

ITEM 8.	Financial Information

A.           Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

See the consolidated financial statements included under Item 18, “Financial Statements.”

Export Sales

In the years ended December 31, 2018, 2019 and 2020, our operations based outside of Israel generated income to customers outside of Israel of approximately $67.4 million, $51.4 million and $43.9 million, respectively, or 72.8%, 59.2% and 53.9% of our total revenues, respectively.  In the years ended December 31, 2018, 2019 and 2020, the total amount of our export revenues generated by our Israeli facilities to countries outside of Israel was approximately $11.7 million, $16.4 million and $16.7 million, respectively, or 12.6%, 18.9% and 20.5%, of our total revenues, respectively.

Legal Proceedings

We are subject to legal proceedings arising in the normal course of business.  Based on the advice of our legal counsel, management believes that these proceedings will not have a material adverse effect on our financial position or results of operations.

Dividend Distribution Policy

While we have historically retained our earnings to finance operations and expand our business, on December 7, 2020, we announced a cash distribution in the amount of US$1.079 per share (approximately US$ 25 million in the aggregate) which was paid on December 28, 2020. Future dividend distributions are subject to the discretion of our board of directors and approval of our shareholders and will depend on a number of factors, including our operating results, future capital resources available for distribution, capital requirements, financial condition, the tax implications of dividend distributions on our income, future prospects and any other factors our board of directors may deem relevant.

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

B.           Significant Changes.

On February 7, 2021 we entered into an agreement  with Aeronautics Ltd. (a subsidiary of Rafael Advanced Defense Systems Ltd.) to sell our Integrated Solutions (Project) Division in consideration of $35 million in cash, on a cash-free debt-free basis subject to post-closing working capital and other customary adjustments. As part of the acquisition, Aeronautics is also acquiring our facility in Yehud, Israel. The share and asset purchase agreement contains customary representations, warranties, covenants and indemnification provisions and is subject to regulatory approvals and the satisfaction of customary closing conditions. We expect the acquisition to close during the second quarter of 2021.

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

On February 7, 2021 we signed a share and asset purchase agreement with Aeronautics Ltd. to sell our Integrated Solutions (Project) Division in consideration of $35 million in cash, on a cash-free debt-free basis subject to post-closing working capital and other customary adjustments. The agreement is subject to regulatory approvals and the satisfaction of customary closing conditions.  As part of the acquisition, Aeronautics is also acquiring our facility in Yehud, Israel. We expect that  the transaction will close during the second quarter of 2021.

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

Should we elect to utilize tax benefits under the Amendment to the Investments Law, any such tax exempt profits might be subject to future taxation on the corporate level upon distribution to shareholders by a way of dividend or liquidation. Accordingly, we may be required to recognize a tax liability with respect to such tax exempt profits.

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

Taxation of Dividends paid to Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends.  On distributions of dividends other than bonus shares or stock dividends, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a “significant shareholder” at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.  However, under the Investments Law, dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%-20%.

 Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, if the income out of which the dividend is paid is not generated by an Approved Enterprise (or Benefited Enterprise), and not more than 25% of our gross income consists of interest or dividends, dividends paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%. Dividends generated by an Approved Enterprise (or Benefited Enterprise and Preferred Enterprise) are taxed at the rate of 15% under the U.S.-Israel Tax Treaty. With respect to the December 2020 cash distribution to the Company's shareholders performed as a tax reduction for legal purposes,, the Company has approached the ITA for a tax ruling regulating the withholding tax from the distribution as well as determining whether the said distribution should be treated as a capital reduction (and taxed as a capital gain) or dividend for Israeli tax purposes or which portion should be considered as such. A determination with respect to the withholding tax from the distribution was received from the IT. The final tax ruling with respect to the redetermination of the portion of capital reduction and dividend was not received yet.

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

Passive Foreign Investment Companies

Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the ordinary shares), and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2020 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. If we were a PFIC for any taxable year during which a U.S. Holder owned Ordinary Shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of Ordinary Shares would be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our Ordinary Shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the IRS on IRS Form 8621.

If we are treated as a PFIC with respect to you for any taxable year, you will be deemed to own shares in any entities in which we own equity that are also PFICs (“lower tier PFICs”), and you may be subject to the tax consequences described above with respect to the shares of such lower tier PFIC you would be deemed to own.

i. Mark-to-market elections

If we are a PFIC for any taxable year during which you hold ordinary shares, then instead of being subject to the tax and interest charge rules discussed above, you may make an election to include gain on the ordinary shares as ordinary income under a mark-to-market method, provided that such ordinary shares are “marketable.” The ordinary shares will be marketable if they are “regularly traded” on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations, such as the New York Stock Exchange (or on a foreign stock exchange that meets certain conditions). For these purposes, the ordinary shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. However, because a mark-to-market election cannot be made for any lower tier PFICs that we may own, you will generally continue to be subject to the PFIC rules discussed above with respect to your indirect interest in any investments we own that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. As a result, it is possible that any mark-to-market election with respect to the ordinary shares will be of limited benefit.

If you make an effective mark-to-market election, in each year that we are a PFIC, you will include in ordinary income the excess of the fair market value of your ordinary shares at the end of the year over your adjusted tax basis in the ordinary shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC, any gain that you recognize upon the sale or other disposition of your ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

Your adjusted tax basis in the ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules discussed above. If you make an effective mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You should consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

ii. Qualified electing fund elections

In certain circumstances, a U.S. equity holder in a PFIC may avoid the adverse tax and interest charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to the ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable U.S. Treasury regulations. We do not intend to provide the information necessary for you to make a qualified electing fund election if we are classified as a PFIC. Therefore, you should assume that you will not receive such information from us and would therefore be unable to make a qualified electing fund election with respect to any of our ordinary shares were we to be or become a PFIC.

Additional Tax on Investment Income

              In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds may be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains from the sale or exchange of our Ordinary Shares.

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

Backup Withholding and Information Reporting

Payments in respect of our ordinary shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 30%. Backup withholding will not apply, however, if you (i) are a corporation, or fall within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

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

The U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the CAD.  In 2019 and 2020 the CAD appreciated against the U.S. dollar by 4.4% and 2.1%, respectively. In 2018 the CAD depreciated against the U.S. dollar by 8.6%. In addition, the U.S. dollar cost of our operations in Mexico is influenced by the exchange rate between the U.S. dollar and the Mexican Peso.  In 2018 and 2019 the Mexican Peso appreciated against the U.S. dollar by 0.4% and 4%, respectively. In 2020 the Mexican Peso depreciated against the U.S. dollar by 5.6%.

During the years ended December 31, 2019 and 2020, foreign currency fluctuations had a negative impact on our results of operations and we recorded a foreign exchange loss, net of $2 million and $1.3 million, respectively. During the year ended December 31, 2018, foreign currency fluctuations had a positive impact on our results of operations and we recorded a foreign exchange gain, net of $1.1 million. We cannot assure you that in the future our results of operations may not be materially affected by currency fluctuations.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020.  In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission.  Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31,2020.

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

	Year Ended December 31,
Services Rendered	2019	2020
Audit (1)	265,000	315,000
Tax (2)	40,000	55,000
Other (3)	4,000	26,000
Total	299,000	396,000
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

(3)
Other fees primarily relate to out of pocket reimbursement of expenses and primarily traveling expenses of our auditors. These fees also relate to fees associated with the conflict Minerals work plan, due diligence, and the Risk Assessment Service.

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

ITEM 16E.          Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any ordinary shares of our company nor did an affiliated purchaser purchase any shares of our company on our behalf during 2020.

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

We currently follow Israeli law and practice in respect of the following requirements:

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

ITEM 18.             Financial Statements

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.             Exhibits

Exhibit No.	Description
1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant (2)
2.1	Specimen Share Certificate for Ordinary Share (3)
2.2	Registrant’s 2010 Israeli Share Option Plan (4)
2.4	Amendment to Registrant’s 2010 Israeli Share Option Plan(5)
2.5	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934(6)
4.1	Form of Indemnification Agreement – Office Holder(7)
4.2	Compensation Policy of Office Holders (8)
4.3	Share and Asset Purchase Agreement by and between Aeronautics Ltd. and the Registrant dated February 7, 2021. (9)
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer
15.2	Consent of Sallas, Sainz – Grant Thornton, S.C.
101.INS	XBRL Instance Document.*
101.SCH	XBRL Taxonomy Extension Schema Document.*
101.PRE	XBRL Taxonomy Presentation Linkbase Document.*
101.CAL	XBRL Taxonomy Calculation Linkbase Document.*
101.LAB	XBRL Taxonomy Label Linkbase Document.*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.*
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

(3)	Filed as Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019, and incorporated herein by reference.

(4)	Filed as Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

(5)	Filed as Exhibit 2.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013, and incorporated herein by reference.

(6)	Filed as Exhibit 2.5 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019, and incorporated herein by reference.

(7)	Filed as Exhibit A to Exhibit 99.1 to the Registrant’s Proxy Statement on Form 6-K furnished to the Securities and Exchange Commission on July 15, 2019 and incorporated herein by reference.

(8)	Filed as Exhibit A to Exhibit 99.1 to the Registrant’s Proxy Statement on Form 6-K furnished with the Securities and Exchange Commission on October 23, 2020 and incorporated herein by reference.

(9)	Filed as Exhibit 99.2 to the Registrant’s Report on Form 6-K furnished with the Securities and Exchange Commission on February 8, 2021 and incorporated herein by reference.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MAGAL SECURITY SYSTEMS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Magal Security Systems Ltd. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, based on our audit and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We did not audit the financial statements of Magal Soluciones Integrales SA de CV (formerly named Senstar Latin America SA DE CV.), a wholly-owned subsidiary, as of December 31, 2019 and 2018, which reflect total assets constituting 6% as of December 31, 2019 and total revenues constituting 9% and 27% in 2019 and 2018, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Senstar Latin America SA DE CV., is based solely on the report of the other auditors.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Title	Revenue Recognition
Description of the Matter
As described in note 2 to the consolidated financial statements, the Company generated part of its revenues from long-term contracts with its customers for which the related performance obligations are satisfied over time. The Company recognizes revenues on such contracts using the percentage-of-completion cost-to-cost measure of progress. Under this method, the Company measures progress towards completion based on the ratio of costs incurred to date to the estimated total costs to complete the performance obligation(s) (referred to as the estimate-at-completion, or “EAC”).

The determination of contract EACs requires management to make estimates and assumptions to estimate costs and profit associated with its contracts with customers. At the outset of a long-term contract, the Company identifies risks to the achievement of the technical, schedule and cost aspects of the contract and monitors and assesses the effects of those risks on its estimates throughout the contract’s life cycle. Significant changes in EAC estimates could have a material effect on the Company’s estimated revenue and gross profit recorded during the period under audit.

Auditing revenue recognition based on the percentage-of-completion cost-to-cost measure of progress method was complex due to the judgment involved in evaluating management’s estimates and assumptions about project economics and schedule, both at contract inception and throughout the contract’s life cycle.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of relevant internal controls over management’s preparation and periodic reviews of the EAC analyses and the related significant assumptions.

To test the Company’s EAC analyses, our audit procedures included, among others, for a sample of contracts, obtaining an understanding of the contract and the contractual terms, evaluating the Company’s historical ability to accurately estimate expected costs by comparing management’s estimates of labor hours, subcontractor costs and materials required to complete the contract to actual results and performed analytical procedures throughout the contract’s life cycle. We also assessed costs incurred by comparing them to supporting documents and agreed key terms to contract documentation, including contract value. In addition, we assessed whether the variances in costs incurred from projected costs were properly reflected in the EAC analyses.

/s/ Kost Forer Gabbay & Kasierer
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company's auditor since 1984.

Tel-Aviv, Israel
April 26, 2021

Salles Sainz

Grant Thornton

An instinct for growth™

Salles, Sainz – Grant Thornton, S.C. Periférico Sur 4348 Col. Jardines del Pedregal 04500, México, D.F. T +52 55 5424 6500 F +52 55 5424 6501 www.ssgt.com.mx

To the shareholders of
Magal Soluciones Integrales SA de CV (formerly named Senstar Latin America SA DE CV.):

Opinion on Financial Statements

We have audited the accompanying balance sheet of Magal Soluciones Integrales SA de CV (formerly named Senstar Latin America SA DE CV.) (the Company) as of December 31, 2019, the related statements of comprehensive income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

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

/s/Salles, Sainz – Grant Thornton, S.C.

C.P.C. Guillermo Segura Herrera
We have served as the Company's auditor since 2017 till 2019.
Mexico City, Mexico

April 23, 2020

Contadores y Consultores de Negocios Miembro de Grant Thornton International Ltd

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2020	2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$27,093	$34,531
Short-term bank deposits	-	16,749
Restricted cash and deposits	265	324
Trade receivables (net of allowance for credit losses of $2,117 and $2,119 as of December 31, 2020 and 2019, respectively)	21,310	18,697
Unbilled accounts receivable	11,808	8,897
Other accounts receivable and prepaid expenses (Note 3)	5,199	4,510
Inventories (Note 4)	12,360	12,605

Total current assets	78,035	96,313

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term deposits and restricted deposits and long-term other accounts receivables	114	134
Severance pay fund	1,864	1,363
Deferred tax assets (Note 13)	3,734	4,215
Operating lease right-of-use assets (Note 5)	3,352	3,492

Total long-term investments and receivables	9,064	9,204

PROPERTY AND EQUIPMENT, NET (Note 6)	6,137	6,256

INTANGIBLE ASSETS, NET (Note 7)	3,035	3,772

GOODWILL (Note 8)	11,786	11,504

Total assets	$108,057	$127,049

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2020	2019
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$7,741	$5,438
Customer advances	4,398	5,587
Deferred revenues	2,833	2,558
Other accounts payable and accrued expenses (Note 9)	17,313	14,609
Short-term operating lease liabilities (Note 5)	952	919

Total current liabilities	33,237	29,111

LONG-TERM LIABILITIES:
Deferred revenues	1,674	1,769
Deferred tax liabilities	676	178
Accrued severance pay	2,689	2,251
Long-term operating lease liabilities (Note 5)	2,398	2,515
Other long-term liabilities	285	371

Total long-term liabilities	7,722	7,084

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

REDEEMABLE NON-CONTROLLING INTEREST	-	3,048

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2020 and December 31, 2019; Issued and outstanding: 23,163,985 shares at December 31, 2020 and 23,153,985 shares at December 31, 2019	6,753	6,750
Additional paid-in capital	69,965	94,696
Accumulated other comprehensive income (loss)	34	(627)
Foreign currency translation adjustments (Company's standalone financial statements)	9,104	5,924
Accumulated deficit	(18,759)	(18,961)

Total Magal shareholders' equity	67,097	87,782
Non-controlling interest	1	24

Total shareholders' equity (Note 11)	67,098	87,806

Total liabilities and shareholders' equity	$108,057	$127,049

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2020	2019	2018

Revenues	$81,464	$86,831	$92,602
Cost of revenues	47,027	48,070	52,299

Gross profit	34,437	38,761	40,303

Operating expenses:
Research and development, net	5,658	6,373	6,852
Selling and marketing	13,883	16,902	18,557
General and administrative	9,713	9,447	11,139

Total operating expenses	29,254	32,722	36,548

Operating income	5,183	6,039	3,755
Financial income (expenses), net (Note 16)	(1,480)	(1,667)	1,361

Income before income taxes	3,703	4,372	5,116
Taxes on income (Note 13)	3,001	1,553	2,072

Net income	702	2,819	3,044

Less – net income attributable to redeemable non-controlling interests and non-controlling interests	(342)	(526)	(95)

Net income attributable to Magal shareholders	$360	$2,293	$2,949

Basic income per share	$0.01	$0.07	$0.12

Diluted income per share	$0.01	$0.07	$0.12

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018

Net income	$702	$2,819	$3,044
Foreign currency translation adjustments	661	1,200	(1,740)

Total comprehensive income	$1,363	$4,019	$1,304

Net income (loss) attributable to:
Non-controlling interests	$(23)	$(26)	$-
Redeemable non-controlling interests	365	552	95
Magal shareholders	360	2,293	2,949

Net income	$702	$2,819	$3,044

Total comprehensive income (loss) attributable to:
Non-controlling interests	$(23)	$(26)	$-
Redeemable non-controlling interests	619	717	(5)
Magal shareholders	767	3,328	1,309

Total comprehensive income	$1,363	$4,019	$1,304

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment - the Company	Retained earnings (accumulated deficit)	Non- controlling interests	Total shareholders' equity

Balance as of January 1, 2018	23,032,448	$6,716	$93,975	$(87)	$5,859	$(23,514)	$-	$82,949

Cumulative effect adjustment resulting from adoption of ASC606	-	-	-	-	-	114	-	114
Issuance of shares upon exercise of employee stock options	17,191	5	72	-	-	-	-	77
Stock-based compensation	-	-	158	-	-	-	-	158
Foreign currency translation adjustments- the Company	-	-	-	-	(3,064)	-	-	(3,064)
Comprehensive income (loss):
Net income	-	-	-	-	-	2,949	-	2,949
Adjustment to the redemption value of redeemable non-controlling interests	-	-	-	-	-	(227)	-	(227)
Foreign currency translation adjustments	-	-	-	(1,740)	-	-	-	(1,740)

Balance as of December 31, 2018	23,049,639	6,721	94,205	(1,827)	2,795	(20,678)	-	81,216

Issuance of shares upon exercise of employee stock options	104,346	29	474	-	-	-	-	503
Stock-based compensation	-	-	392	-	-	-	-	392
Purchase of warrants previously granted by the Company	-	-	(375)	-	-	-	-	(375)
Foreign currency translation adjustments- the Company	-	-	-	-	3,129	-	-	3,129
Issue of shares to non-controlling interests	-	-	-	-	-	-	50	50
Comprehensive income (loss):
Net income (loss)	-	-	-	-	-	2,293	(26)	2,267
Adjustment to the redemption value of redeemable non-controlling interests	-	-	-	-	-	(576)	-	(576)
Foreign currency translation adjustments	-	-	-	1,200	-	-	-	1,200

Balance as of December 31, 2019	23,153,985	6,750	94,696	(627)	5,924	(18,961)	24	87,806

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment - the Company	Retained earnings (accumulated deficit)	Non- controlling interests	Total shareholders' equity

Balance as of December 31, 2019	23,153,985	$6,750	$94,696	$(627)	$5,924	$(18,961)	$24	$87,806

Issuance of shares upon exercise of employee stock options	10,000	3	38	-	-	-	-	41
Stock-based compensation	-	-	231	-	-	-	-	231
Cash distribution paid to Company’s shareholders	-	-	(25,000)	-	-	-	-	(25,000)
Foreign currency translation adjustments- the Company	-	-	-	-	3,180	-	-	3,180
Comprehensive income (loss):
Net income (loss)	-	-	-	-	-	360	(23)	337
Adjustment to the redemption value of redeemable non-controlling interests	-	-	-	-	-	(158)	-	(158)
Foreign currency translation adjustments	-	-	-	661	-	-	-	661

Balance as of December 31, 2020	23,163,985	$6,753	$69,965	$34	$9,104	$(18,759)	$1	$67,098

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from operating activities:

Net income	$702	$2,819	$3,044
Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,956	2,100	2,245
Impairment of goodwill	-	-	979
Loss (gain) on sale of property and equipment	17	11	(47)
Increase (decrease) in accrued interest and exchange differences on short-term and other long-term liabilities	(155)	693	(520)
Stock based compensation	231	392	158
Decrease (increase) in trade receivables, net	(1,626)	(3,962)	555
Increase in unbilled accounts receivable	(2,135)	(2,325)	(227)
Increase in other accounts receivable and prepaid expenses	(555)	(190)	(1,333)
Decrease (increase) in inventories	845	2,068	(3,981)
Increase (decrease) in long-term trade receivables	13	(52)	-
Decrease (increase) in deferred income taxes	879	(631)	(968)
Decrease (increase) in operating lease right-of-use assets	1,542	957	-
Increase (decrease) in operating lease liabilities	(1,486)	(963)	-
Increase (decrease) in trade payables	1,855	(1,312)	1,071
Increase in other accounts payable and accrued expenses and deferred revenues	1,803	1,016	3,114
Increase (decrease) in customer advances	(1,462)	(5,071)	3,214
Accrued severance pay, net	(107)	(73)	22

Net cash provided by (used in) operating activities	2,317	(4,523)	7,326

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from investing activities:

Investment in short-term deposits	-	(3,092)	-
Investment in restricted deposits	77	(90)	-
Release of short-term bank deposits	16,978	-	12,873
Proceeds from sale of property and equipment	40	70	57
Purchase of property and equipment	(816)	(770)	(2,128)
Investment in technology, know-how and patents	(59)	(897)	(296)
Payments for acquisition of ESC BAZ, net of cash acquired (1)	-	-	(385)

Net cash provided by (used in) investing activities	16,220	(4,779)	10,121

Cash flows from financing activities:

Cash distribution to Company’s shareholders	(25,000)	-	-
Dividend to redeemable non-controlling interests	(1,935)	-	-
Purchase of redeemable non-controlling interest	(1,891)	-	-
Proceeds from issuance of shares upon exercise of options to employees	41	503	77
Issue of shares to non-controlling interests	-	50	-
Purchase of warrants granted	-	(375)	-

Net cash provided by (used in) financing activities	(28,785)	178	77

Effect of exchange rate changes on cash and cash equivalents	2,828	2,089	(1,029)

Increase (decrease) in cash, cash equivalents and restricted cash	(7,420)	(7,035)	16,495
Cash, cash equivalents and restricted cash at the beginning of the year	34,765	41,800	25,305

Cash, cash equivalents and restricted cash at the end of the year	$27,345	$34,765	$41,800

Supplemental disclosures of cash flows activities:

Cash and cash equivalents	$27,093	$34,531	$38,665
Restricted cash	252	234	3,135

Total Cash, cash equivalents and restricted cash	$27,345	$34,765	$41,800

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Supplemental disclosures of cash flows activities:

Cash paid during the year for:

Interest	$167	$15	$20

Income taxes	$2,454	$660	$2,926

Significant non-cash transactions:

Right-of-use asset recognized with corresponding lease liability	$1,167	$620	$-

(1) Payments for acquisition of ESC BAZ, net of cash acquired:

Net fair value of assets acquired and liabilities assumed of ESC BAZ at the date of acquisition (see also Note 1c):

Net assets (excluding cash and cash equivalents)	$-	$-	$1,222
Technology	-	-	190
Customer relationship	-	-	164
Backlog	-	-	147
Adjustment to deferred revenue	-	-	20
Deferred tax liability, net	-	-	(80)
Goodwill			255
Redeemable non-controlling interest	-	-	(1,533)

Total payments for acquisition of ESC BAZ, net of cash acquired	$-	$-	$385

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

Through December 31, 2018, the Company’s business was managed and reported in three business segments: Perimeter Products segment (Products), Turnkey Projects segment (Projects) and Video and Cyber security segment. Commencing January 1, 2019, the Company re-organized its structure into two divisions: Magal Integrated Solutions (“Projects” segment) and Senstar Products division (“Products” segment). Each division is reported as a separate business segment. See Note 15 for additional information.

b.
The Coronavirus disease (COVID-19) was declared a pandemic by the World Health Organization in March 2020. COVID-19 has had significant negative impacts on the worldwide economy, resulting in disruptions to supply chains and financial markets, significant travel restrictions, facility closures and shelter-in-place orders in various locations. The Company closely monitored the evolution of the COVID-19 pandemic and its impacts on the Company’s employees, customers and suppliers, as well as on the global economy. The Company took a number of actions to protect the safety of its employees as well as maintain business continuity and secure its global sales infrastructure, technological capacity and its supply chain. During 2020 the Company's sales were not materially impacted by the pandemic, recording a 6.2% reduction in revenue year over year. However, throughout the year, some of the businesses experienced certain disruptions due to government directed safety measures, travel restrictions and supply chain delays. A series of cost control measures were implemented to help limit the financial impact of the pandemic on the Company’s revenues, in parallel to the measures taken to maintain business continuity and deliveries to customers. The Company also worked on efficiency initiatives with a number of its suppliers.

c.
On December 7, 2020, the Company announced a cash distribution of $1.079 per share. The cash distribution, in the aggregate amount of $25 million, was paid on December 28, 2020 on all of the Company's shares of record on December 17, 2020.

d.	On December 31, 2020, the Company’s Israeli subsidiary paid a dividend of $1,935 to the redeemable non-controlling interest.

e.	On December 31, 2020, the Company acquired the remaining 45% redeemable non-controlling interest in ESC BAZ for total consideration of $1,891 (see Note 2m).

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

f.
On February 7, 2021 the Company signed a share and asset purchase agreement with Aeronautics Ltd. to sell the Company’s Integrated Solutions (Projects) Division in consideration of $35 million in cash, on a cash-free debt-free basis subject to post-closing working capital and other customary adjustments. The agreement is subject to regulatory approvals and the satisfaction of customary closing conditions.  As part of the acquisition, Aeronautics is also acquiring the Company’s facility in Yehud, Israel.

g.	2018 Acquisition:

On April 2, 2018 (the "Closing Date"), the Company completed the acquisition of a 55% controlling interest in ESC BAZ Ltd. ("ESC BAZ" or "BAZ") by means of a capital investment in ESC BAZ against the issuance of shares. As a part of the transaction, the Company invested $2,846 in ESC BAZ and granted a put option to the non-controlling interest for the remaining 45% of the shares of ESC BAZ, exercisable starting 2021. Starting 2019, the Company has an exercisable call option, which enables it to acquire the non-controlling interest in ESC BAZ. The exercise price of the put and call options is based on a formula calculation, driven by an adjusted multiple on the average operating income of ESC BAZ.

ESC BAZ is an Israeli-based company, focused on the development and manufacture of military-grade smart security video observation and surveillance systems. The acquisition broadened the Company’s offerings, adding a wide range of modular and customizable medium and long range surveillance systems for distances from 500m up to 25km. ESC BAZ systems, which have been used successfully for over twenty years, are operational and field proven with customers including the Israeli Defense Forces, police and security services, as well as numerous other government and civilian customers worldwide.

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

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Net assets (including cash of $2,461)	$3,683
Intangible assets	501
Adjustment to deferred revenue	20
Deferred tax liabilities	(80)
Goodwill	255
Redeemable non-controlling interests	(1,533)

Total purchase price	$2,846

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

Redeemable non-controlling interests in the amount of $1,533 were recorded at acquisition date and classified as temporary equity (mezzanine account), separate from permanent equity, on the consolidated balance sheets. The redeemable non-controlling interests are measured at each reporting period at the higher of their redemption amount or the non-controlling interest book value, in accordance with the requirements of ASC 810 “Consolidation” and ASC 480-10-S99-3A, “Distinguishing Liabilities from Equity” (See Note 2c).

Acquisition related costs for the year ended December 31, 2018 amounted to approximately $67 and were included in general and administrative expenses in the statement of operations.

The amounts of revenue and net earnings of ESC BAZ since April 2, 2018, the acquisition date, were included in the consolidated income statement for the reporting period in which the acquisition was made are:

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

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining values of goodwill and identifiable intangible assets, revenue recognition, allowances for credit losses, inventory write-offs, warranty provision, tax assets and tax positions, legal contingencies, and stock-based compensation costs. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The Company's revenues are generated mainly in NIS, U.S. dollars, EURO, Canadian dollars and Mexican Pesos. In addition, most of the Parent Company's costs are incurred in NIS. The Company's management believes that the NIS is the primary currency of the economic environment in which the Parent Company operates.

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

On December 31, 2020, the Company acquired the remaining 45% interest in ESC BAZ, increasing its ownership interest to 100% in consideration of $1,891 to the non-controlling interest shareholders (see also Note 2m).

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table provides a reconciliation of the beginning and ending amount of the redeemable non-controlling interests for the years ended December 31, 2020 and 2019:

	December 31,
	2020	2019

Balance at the beginning of the year	$3,048	$1,755
Adjustment to the redemption value of redeemable non-controlling interests	158	576
Net income attributable to redeemable non-controlling interests	365	552
Foreign currency translation adjustments	255	165
Dividend to redeemable non-controlling interests	(1,935)	-
Purchase of redeemable non-controlling interests	(1,891)	-

	$-	$3,048

d.	Cash equivalents:

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

During the years ended December 31, 2020, 2019 and 2018, the Company recorded inventory write-offs in the amounts of $231, $258 and $118, respectively. Such write-offs were included in cost of revenues.

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

During the years ended December 31, 2020, 2019 and 2018, the Company did not record any impairment charges relating to its intangible assets.

k.	Impairment of long-lived assets:

The Company's long-lived assets (assets group) to be held or used, including right of use assets and intangible assets that are subject to amortization, are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During the years ended December 2020, 2019 and 2018, the Company did not record any impairment charges attributable to long-lived assets.

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

Acquisition of non-controlling interests in ESC BAZ:

On December 31, 2020, the Company acquired the remaining 45% interest in ESC BAZ, increasing its ownership interest to 100% in consideration of $1,891 to the non-controlling interest shareholders.

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

In some sales arrangements, the Company fulfills its obligations and bills the customer for the work performed but does not ship the goods until a later date. These arrangements, called “bill-and-hold” are usually designed this way at the request of the customer. The Company recognizes revenue for bill and hold arrangements once the customer obtained control of a product (usually after inspection and acceptance by the customer) and all of the following criteria are met:

1. The reason for the bill-and-hold arrangement are substantive.
2. The product is identified separately as belonging to the customer.
3. The product currently is ready for physical transfer to the customer.
4. The entity cannot have the ability to use the product or to direct it to another customer.

If the Company recognizes revenue for the sale of a product on a bill-and-hold basis, the Company considers whether it has remaining performance obligations (such as for custodial services) to which the Company allocates a portion of the transaction price.

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

Maintenance and support agreements provide customers with rights to unspecified software product updates, if and when available. These services grant the customers online and telephone access to technical support personnel during the term of the service. The Company recognizes maintenance and support services revenues ratably over the term of the agreement, usually one year.

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

Remaining performance obligations:

Remaining performance obligations represent the future revenues expected to be recognized on firm orders received by the Company and are equivalent to the Company’s remaining performance obligations at the end of each period for a remaining period of more than a year. The Company's remaining performance obligations as of December 31, 2020 was $42.6 million, out of which the Company expects to recognize approximately 41% as revenue in 2021, with the remainder to be recognized thereafter.

Unbilled accounts receivables:

Unbilled accounts receivables increased by $2.9 million compared to the beginning balance of $8.9 million as of January 1, 2020. The increase was primarily due to $8 million of recognized revenues in advance of contractual billing during the year and $0.6 million of exchange rate impact. This was offset by a decrease of $5.7 million as a result of billings. The above resulted in an ending balance of $11.8 million as of December 31, 2020.

Customer advances and deferred revenues:

Customer advances and deferred revenues decreased by $1 million compared to the beginning balance of $9.9 million as of January 1, 2020. The decrease was primarily as a result of $7.5 million of recognized revenues from customer advances and deferred revenues. This was offset by $6.2 million of new unearned amounts under project contracts, as well as $0.3 million of exchange rate impact. The above resulted in an ending balance of $8.9 million as of December 31, 2020.

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

The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the accelerated attribution method over the vesting period. The Company accounts for forfeitures as they occur.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During the years ended December 31, 2020, 2019 and 2018, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $231, $392 and $158, respectively.

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

The following assumptions were used in the Binomial option pricing model for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018

Dividend yield	0%	0%	0
Expected volatility	33.56%-36.45%	33.76%-38.31%	37.11%-43.98%
Risk-free interest	0.32%-1.51%	1.42%-2.68%	2.5%-2.86%
Contractual term	5-7 years	5-7 years	5-7 years
Forfeiture rate	10%	10%-12%	10%
Suboptimal exercise multiple	1.29	1.32	1.32-1.33

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

The following table provides the detail of the change in the Company's warranty accrual, which is a component of other accrued liabilities in the consolidated balance sheets for the years ended December 31, 2020 and 2019:

	December 31,
	2020	2019

Warranty provision, beginning of year	$1,571	$1,360
Charged to costs and expenses relating to new sales	415	374
Costs of warranties granted	(615)	(278)
Foreign currency translation adjustments	129	115

Warranty provision, end of year	$1,500	$1,571

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

Certain of the Company's outstanding stock options have been excluded from the calculation of the diluted earnings per share because such options are anti-dilutive. The total weighted average number of the Company's ordinary shares related to the outstanding options excluded from the calculations of diluted earnings per share was 789,440 shares, 684,887 shares and 400,000 shares for the years ended December 31, 2020, 2019 and 2018, respectively.

s.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits, trade receivables, unbilled accounts receivable, long-term trade receivables and long-term loans.

Of the Company's cash and cash equivalents and restricted cash and deposits as of December 31, 2020, $16,943 was invested in major Israeli and U.S. banks, and approximately $10,415 was invested in other banks, mainly with the Royal Bank of Canada, Deutsche Bank, Natwest Bank, CaixaBank and BBVA Bancomer. Cash and cash equivalents in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and therefore, bear low risk.

The short-term and long-term trade receivables of the Company, as well as the unbilled accounts receivable, are primarily derived from sales to large and solid organizations and governmental authorities located mainly in Israel, the U.S., Canada, Mexico and Europe.

The Company performs ongoing credit evaluations of its customers. An allowance for credit losses is recognized with respect to those amounts that the Company has determined to be doubtful of collection. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Changes in the Company's allowance for credit losses related to accounts receivables during the three years ended December 31, 2020, 2019 and 2018 are as follows:

	Year ended December 31,
	2020	2019	2018

Balance at the beginning of the year	$2,119	$2,751	$1,557
Credit losses expenses during the year	378	141	1,453
Customer write-offs/collections during the year, net	(416)	(790)	(204)
Exchange rate	36	17	(55)

	$2,117	$2,119	$2,751

As of December 31, 2020, the Company has no significant off-balance sheet concentrations of credit risk, such as foreign exchange contracts or foreign hedging arrangements.

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

In the years ended December 31, 2020, 2019 and 2018, the Company recorded tax expenses in connection with uncertainties in income taxes of $456, $654 and $717, respectively.

The Company includes interest related to tax issues as part of income tax expense in its consolidated financial statements.

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

On December 31, 2007, the then Chairman of the Company's Board of Directors, retired from his position. His retirement agreement included certain perquisites from the Company for the rest of his life. As of December 31, 2020, the actuarial value of these perquisites is estimated at approximately $644. This provision was included as part of accrued severance pay.

Severance expenses for the years ended December 31, 2020, 2019 and 2018 amounted to approximately $652, $846 and $804, respectively.

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

(iii)
The carrying amounts of the Company's long-term debt are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. As of December 31, 2020, there was no material difference in the fair value of the Company's long-term borrowing compared to their carrying amount.

w.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2020, 2019 and 2018 were $88, $224 and $151, respectively.

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

As of December 31, 2020, 2019 and 2018, the Company did not have any derivative instruments, measured at fair value on a recurring or nonrecurring basis.

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

The total accumulated other comprehensive income (loss), net was comprised as follows:

	Year ended December 31,
	2020	2019	2018

Foreign currency translation adjustments	$34	$(627)	$(1,827)

Total accumulated other comprehensive income (loss)	$34	$(627)	$(1,827)

z.	Non-controlling interest:

In 2018, the Company established a Company in Kenya, which is 51% owned by the Company and 49% owned by a local partner. The non-controlling interest relating to the subsidiary was not material in 2020.

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

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Company adopted this standard effective January 1, 2020. The adoption of these standards did not have a significant impact on the Company’s consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

dd.	New accounting pronouncements not yet effective:

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes. ASU 2019-12 eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. This guidance is effective for public business entities for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted, including in interim periods. The Company are currently evaluating the impact of this ASU on our consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, Codification Improvements. This guidance improves consistency of disclosure guidance for various topics. This guidance is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years, and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2020	2019

Prepaid expenses	$2,114	$1,717
Government authorities	2,320	1,914
Advances to suppliers	303	454
Employees	20	36
Others	442	389

	$5,199	$4,510

NOTE 4:-	INVENTORIES

	December 31,
	2020	2019

Raw materials	$3,949	$5,232
Work in progress	1,730	1,271
Finished products	6,681	6,102

	$12,360	$12,605

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	LEASES

The Company entered into operating leases primarily for offices and cars. The leases have remaining lease terms of up to 7.1 years, some of which may include options to extend the leases for up to an additional 2.9 years.

The Company also elected the practical expedient (by class of underlying asset) to not separate lease and non-lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component for its leased cars.

a.	Supplemental balance sheet information related to operating leases is as follows:

	December 31,
	2020	2019

Operating lease ROU assets	$3,352	$3,492
Operating lease liabilities, current	$952	$919
Operating lease liabilities, long-term	$2,398	$2,515
Weighted average remaining lease term (in years)	2.41	2.92
Weighted average discount rate	3.18%	3.64%

b.	Future lease payments under operating leases as of December 31, 2020, are as follows:

December 31,
2021	$1,074
2022	692
2023	418
2024	354
2025	355
2026 and thereafter	875

Total future lease payments	$3,768
Less - imputed interest	(418)

Total lease liability balance	$3,350

c.
Operating lease expenses amounted to $1,264 and $1,095 for the years ended December 31, 2020 and 2019, respectively. Operating lease expenses with a term of twelve months or less amounted to $215 and $201 for the years ended December 31, 2020 and 2019, respectively.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

a.         Composition:

	December 31,
	2020	2019
Cost:

Land and buildings	$8,283	$7,839
Machinery and equipment	3,892	3,606
Motor vehicles	2,722	2,620
Promotional displays	779	815
Office furniture and equipment	4,836	4,543
Leasehold improvements	840	790

	21,352	20,213
Accumulated depreciation:

Buildings	5,130	4,641
Machinery and equipment	2,972	2,982
Motor vehicles	1,762	1,513
Promotional displays	727	571
Office furniture and equipment	4,032	3,749
Leasehold improvements	592	501

	15,215	13,957

Property and equipment, net	$6,137	$6,256

b.	Depreciation expenses amounted to $1,113, $1,179 and $1,070 for the years ended December 31, 2020, 2019 and 2018, respectively.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	INTANGIBLE ASSETS, NET

a.	Composition:

	December 31,
	2020	2019
Cost:

Know-how and patents	$4,947	$4,780
Technology	7,225	7,017
Customer relationships	1,721	1,661
Backlog	934	898

	14,827	14,356
Accumulated amortization:

Know-how and patents	4,930	4,755
Technology	4,455	3,632
Customer relationships	1,473	1,300
Backlog	934	897

	11,792	10,584

Intangible assets, net	$3,035	$3,772

b.	Amortization expenses related to intangible assets amounted to $843, $921 and $1,175 for the years ended December 31, 2020, 2019 and 2018, respectively.

c.	Estimated amortization of intangible assets for the years ended:

December 31,
2021	$1,039
2022	916
2023	442
2024	291
2025	282
2026	65

$3,035

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	GOODWILL

With effect from January 1, 2019, as a result of the reorganization of the Company’s reporting structure into two business segments, the Company identifies two reporting units to which goodwill relates:

1.	Products reporting unit which comprises the Products segment and;
2.	BAZ reporting unit within the Projects segment.

a.	Goodwill annual impairment test for the year ended December 31, 2020:

During the year ended December 31, 2020 and 2019 the Company did not record any goodwill impairment charges.

Goodwill annual impairment test for the Products segment:

The material assumptions used for the goodwill annual impairment test for the Products segment, according to the income approach for 2020 were five years of projected net cash flows, a weighted average cost of capital rate of 13% and a long-term growth rate of 3%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill. As required by ASC 820, "Fair Value Measurements and Disclosures," the Company applies assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

Goodwill annual impairment test for the BAZ reporting unit within the Project segment:

The material assumptions used for the goodwill annual impairment test for the BAZ reporting unit within the Project segment, according to the income approach for 2020 were five years of projected net cash flows, a weighted average cost of capital rate of 15% and a long-term growth rate of 1.5%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

b.	Goodwill annual impairment test for the year ended December 31, 2018:

In 2018, for the purposes of impairment testing of goodwill, the Company identified four reporting units: (1) PIDS reporting unit within the Products segment, (2) BAZ reporting unit within the Project segment, (3) Cyber security and (4) Video reporting units, both the Cyber security and the Video reporting units were included within the former Video and Cyber security segment.

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

c.	Changes in the carrying amount of goodwill as of December 31, 2020 and 2019 are as follows:

	Products	Projects	Total

As of January 1, 2019	$10,881	$239	$11,120

Foreign currency translation adjustments	363	21	384

As of December 31, 2019	11,244	260	11,504

Foreign currency translation adjustments	263	19	282

As of December 31, 2020	$11,507	$279	$11,786

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2020	2019

Employees and payroll accruals	$4,550	$4,658
Accrued expenses	7,774	6,181
Government authorities	2,021	917
Income tax payable and tax provision	2,758	2,286
Others	210	567

	$17,313	$14,609

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments to the Innovation Authority (formerly the Office of the Chief Scientist) of the Israeli Ministry of Economy, or Innovation Authority:

Under the research and development agreements between the Parent Company and the Innovation Authority and the Company's Israeli subsidiary and the Innovation Authority and pursuant to applicable laws, the Parent Company and its Israeli subsidiary are required to pay royalties at the rate of 3.5% of revenues derived from sales of products developed with funds provided by the Innovation Authority and ancillary services, up to an amount equal to 100% of the Innovation Authority research and development grants received, linked to the U.S. dollars plus interest on the unpaid amount received based on the 12-month LIBOR rate applicable to U.S. dollar deposits. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. During 2014 and 2015, the Company's Israeli subsidiary received grants amounting to $118 and $134, respectively, from the Innovation Authority. Following the cancelation of the 2015 project, the Company's Israeli subsidiary returned the $134 advance grant received in 2015. The Company did not receive any grants from the Innovation Authority in 2018 and 2017. During 2019, the Company was notified of the approval of a grant of $113, which was received in 2020.

Royalties paid to the Innovation Authority amounted to $3, $23 and $6 for the years ended December 31, 2020, 2019 and 2018, respectively, which were recorded in cost of revenues. As of December 31, 2020, the Company and its Israeli subsidiary had remaining contingent obligations to pay royalties in the amount of approximately $1,940.

b.	Royalty commitments to a third party:

During 2002, the Parent Company entered into a development agreement for planning, developing and manufacturing a security system with a third party. Under the agreement, the Parent Company agreed to pay the third party royalty fees based on a defined formula. As of December 31, 2020, royalty commitments under the agreement amounted to $55.

c.	Guarantees:

As of December 31, 2020 and 2019, the Company had credit lines of approximately $16,311 and $16,152, out of which $6,408 and $9,098 were utilized for bank performance guarantees, advance payment guarantees and bid bond guarantees from several banks, mainly in Israel and Canada.

d.	Restricted cash and deposits:

As of December 31, 2020, the Company's restricted cash and deposits relate mainly to ongoing operation.

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

In February 2019, the Mexican subsidiary initiated a dispute procedure with the Mexican tax authorities requesting the recognition of deduction of certain expenses as claimed by the Mexican subsidiary in its annual tax filings. In July 2019, the tax authorities denied the Mexican subsidiary position. In September 2019, the Mexican subsidiary filed an annulment claim before the Mexican Federal Court for Administrative Justice appealing the tax authority denial. On August 5, 2020 the Court for Administrative Justice ruled in favor of the Mexican subsidiary. The said resolution was then challenged by the tax authority, through a motion of review before the Collegiate Courts of Circuit; to the date hereof the processing of this motion continues. According to the Company’s out-side legal counsel the possibility of the Mexican Collegiate Courts of Circuit ruling against the Mexican subsidiary is remote.

NOTE 11:-    SHAREHOLDERS' EQUITY

a.	Pertinent rights and privileges conferred by Ordinary shares:

The Ordinary shares of the Company are listed on the NASDAQ Global Market. The Ordinary shares confer upon their holders the right to receive notice to participate and vote in the general meetings of the Company and the right to receive dividends, if declared.

b.	Issued and outstanding share capital: 23,163,985 Ordinary shares as of December 31, 2020 and 23,153,985 Ordinary shares as of December 31, 2019.

c.	Stock Option Plan:

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

On June 23, 2010, the Company's Annual General Meeting approved the Company's 2010 Israeli Share Option Plan, or the 2010 Plan, which authorizes the grant of options to employees, officers, directors and consultants of the Company and its subsidiaries. The ordinary shares that remained available for future option grants under the 2003 Plan as of the date of the adoption of the 2010 Plan and any ordinary shares that became available in the future under the 2003 Plan as a result of expiration, cancellation or relinquishment of any option outstanding under the 2003 Plan were rolled over to the 2010 Plan. No additional options will be granted under the 2003 Plan. In June 2013, the Company's shareholders approved an increase to the number of ordinary shares available for issuance under the 2010 Plan by an additional 500,000 shares. The 2010 Plan has an original term of ten years, which was extended in August 2020 for an additional 5 years, on which date our board of directors had also increased and set the number of ordinary shares available for issuance under the 2010 to 1,200,000.

As of December 31, 2020, 429,333 Ordinary shares were available for future option grants.

A summary of employee option activity under the Company's stock option plans as of December 31, 2020 and changes during the year ended December 31, 2020 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual life (in months)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2020	860,546	4.794	49.43	-
Granted	95,000	3.675
Exercised	(10,000)	4.150
Forfeited	(184,879)	4.713

Outstanding as of December 31, 2020	760,667	3.749	44.01	202.28

Exercisable as of December 31, 2020	245,002	3.859	33.40	39.60

Exercise price for outstanding options as of December 31, 2020 was adjusted to reflect the cash distribution made on December 28, 2020.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2020, 2019 and 2018 were $1.09, $1.33 and $1.73, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2020 and the exercise price, multiplied by the number of in-the-money options). This amount changes, based on the fair market value of the Company's stock. The total intrinsic value of options exercised for the years ended December 31, 2020, 2019 and 2018 were approximately $8, $37 and $17. As of December 31, 2020, there was approximately $321 of unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plan. This cost is expected to be recognized over a period of up to 4 years.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2020 are follows:

Number of options outstanding as of December 31, 2020	Exercise price	Weighted average remaining contractual life	Number of options exercisable as of December 31, 2020
		(In months)

47,667	3.32	13.60	47,667
91,000	3.45	47.89	30,335
39,000	3.89	19.91	39,000
360,000	4.12	41.74	120,000
24,000	4.49	37.19	8,000
45,000	2.78	67.43	-
50,000	3.09	61.58	-
74,000	3.35	57.06	-
30,000	3.61	48.09	-

760,667		44.01	245,002

d.	Warrants:

On January 2013, as part of the acquisition of CyberSeal, the Company issued to CyberSeal's former owners warrants to purchase 898,203 of the Company's Ordinary shares at an exercise price of $4.16 per share. 50% of the warrants became exercisable on December 31, 2013 and expired on December 30, 2018. The remaining 50% became exercisable on December 31, 2014 and were scheduled to expire on December 30, 2019. The $1,500 fair value of the warrants was calculated using the Binominal model. The Company recognized the $1,500 as part of its additional paid-in capital. The Company granted registration rights to the recipients of the warrants. During 2017, 60,000 warrants were exercised. No warrants were exercised during 2018.

In October 2018, the Company agreed to purchase the remaining 838,203 warrants from the warrant holders for an aggregate consideration of $375. Under Israeli law, the consummation of such transaction was subject to court approval, which was granted on January 16, 2019. The closing of the purchase of the warrants occurred in the first quarter of 2019.

e.	Dividends:

Dividends, if any, will be declared and paid in U.S. dollars. Dividends paid to shareholders in Israel will be converted into NIS on the basis of the exchange rate prevailing at the date of payment.

On December 7, 2020, the Company announced a cash distribution of $1.079 per share. The cash distribution, in the aggregate amount of $25 million, was paid on December 28, 2020 on all of the Company's shares of record on December 17, 2020.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2020	2019	2018
Numerator:

Income attributable to Magal shareholders'	$202	$1,717	$2,722

Denominator:

Denominator for basic net earnings per share weighted-average number of shares outstanding	23,154,422	23,129,394	23,040,436
Effect of diluting securities:
Employee stock options	-	15,346	247,315

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises	23,154,422	23,144,740	23,287,751

NOTE 13:-	TAXES ON INCOME

a.	Tax laws and tax rates applicable to the Group companies:

The Company and its Israeli subsidiary taxation

The Law for the Encouragement of Capital Investments, 1959 ("the Law"):

According to the Law, companies are entitled to various tax benefits by virtue of the "preferred enterprise" status granted to part of their enterprises, as implied by this Law. The principal benefits by virtue of the Law are:

Tax benefits and reduced tax rates:

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 71):

On August 5, 2013, the "Knesset" issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 which consists of Amendment 71 to the Law for the Encouragement of Capital Investments ("the Amendment"). According to the Amendment, the tax rate on preferred income form a preferred enterprise in 2014 and thereafter will be 16%.

The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise's earnings as above will be subject to tax at a rate of 20%.

The Company has applied the Amendment effective from the 2017 tax year and the Company Israeli subsidiary from 2011 tax year.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

The Company believes that it and its Israeli subsidiary qualify as a Preferred Enterprise, under Law and accordingly are eligible for a reduced corporate tax rate of 16% on their preferred income, as defined in the Law.

Income not eligible for Preferred Enterprise benefits is taxed at the regular corporate tax rate for Israeli companies at 23% since 2018 and after.

Accelerated depreciation:

By virtue of the Law, the Company and its Israeli subsidiary are eligible for deduction of accelerated depreciation on equipment used by the preferred enterprise from the first year of the asset's operation.

The Law for the Encouragement of Industry (Taxation), 1969:

The Company and its Israeli subsidiary have the status of an "industrial company", as defined by this law. According to this status and by virtue of regulations published thereunder, the Company and its Israeli subsidiary are entitled to claim a deduction of accelerated depreciation on equipment used in industrial activities, as determined in the regulations issued under the Inflationary Law. The Company is also entitled to deduct issuance expenses for shares listed for trading.

Non-Israeli subsidiaries taxation

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of domicile. The tax rates of the Company's non-Israeli subsidiaries range between 16%-30%.

Tax Reform in U.S.:

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the "Act"), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

b.	Tax assessments:

Final tax assessments:

The Company received final tax assessments through the 2018 tax year. The Company's Israeli subsidiary received final tax assessments through the 2012 tax year. The subsidiary in Latin America received final tax assessments for the 2010 and 2011 tax years.

The remaining subsidiaries have not received final tax assessments since their incorporation however, the assessments of these subsidiaries are deemed final through the range between 2008-2012 tax years.

c.	Reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory rate, and the actual tax expense, is as follows:

	Year ended December 31,
	2020	2019	2018

Income before taxes as reported in the statements of operations	$3,703	$4,372	$5,116

Tax rate	23%	23%	23%

Theoretical tax	$852	$1,006	$1,177

Increase (decrease) in taxes:

Non-deductible items	246	264	32
Losses and other items for which a valuation allowance was provided	620	369	972
Repatriation of undistributed earnings	144	-	-
Realization of carryforward tax losses for which valuation allowance was provided	(67)	(386)	(1,293)
Changes in valuation allowance	(42)	(862)	(377)
Tax rate differences in subsidiaries and benefit from reduced tax rates	139	(26)	223
Provision for uncertain tax positions	456	654	717
Taxes in respect of prior years	26	(1)	(2)
Tax withheld against which valuation allowance was provided	678	694	755
Investment tax credit	(132)	(163)	(180)
Other	81	4	48

Taxes on income in the statements of operations	$3,001	$1,553	$2,072

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

d.	Taxes on income (tax benefit) included in the statements of operations:

	Year ended December 31,
	2020	2019	2018

Current	$2,177	$2,184	$3,003
Deferred	824	(631)	(931)

	$3,001	$1,553	$2,072

Domestic	$1,515	$820	$1,460
Foreign	1,486	733	612

	$3,001	$1,553	$2,072

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2020	2019
Deferred tax assets:

Operating losses carry forwards	$6,033	$5,319
Reserves, tax allowances, capital losses carry forwards, operating lease and others	5,763	6,128

Total deferred taxes before valuation allowance	11,796	11,447
Valuation allowance	(6,137)	(5,049)

Deferred tax assets, net:	5,659	6,398

Deferred tax liabilities:

Property and equipment, intangible assets, operating lease and others	(2,447)	(2,361)
Undistributed earnings of subsidiaries	(154)	-

Deferred tax liabilities:	(2,601)	(2,361)

Net deferred tax assets	$3,058	$4,037

Domestic	$794	$886

Foreign	$2,264	$3,151

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

The Company previously considered the undistributed earnings of all its non-Israeli subsidiaries to be indefinitely reinvested since the Company's board of directors has determined that the Company will not distribute any amounts of its undistributed earnings as dividends. Accordingly, the Company recorded no deferred income taxes associated with such undistributed earnings. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

On February 7, 2021, the Company signed a share and asset purchase agreement with Aeronautics Ltd. to sell the Company’s Integrated Solutions Division (see Note 1f). As such, the Company reevaluated its historic assertion and no longer consider the earnings of certain of its non-Israeli’s subsidiaries to be indefinitely reinvested since the cash generated from some of the foreign subsidiaries will be distributed. As a result of the change in assertion, the impact of a repatriation of the undistributed earnings resulted in recording a deferred tax liability consisting of potential withholding and distribution taxes of $0.2 million as of December 31, 2020.

f.	The domestic and foreign components of income (loss) before taxes are as follows:

	Year ended December 31,
	2020	2019	2018

Domestic	$(612)	$1,730	$1,705
Foreign	4,315	2,642	3,411

	$3,703	$4,372	$5,116

g.       Net operating carryforward tax losses:

The Parent Company has estimated total available carryforward operating tax losses of $4,859 to offset against future taxable income. As of December 31, 2020, the Parent Company recorded a deferred tax asset with respect to those carryforward tax losses in the amount of $777. There is no time limitation for the realization of such tax losses. The Company's subsidiaries have estimated total available carryforward operating tax losses of $20,692, which may be used to offset against future taxable income, for periods ranging between 1 to 20 years. As of December 31, 2020, the Company recorded a net deferred tax asset after valuation allowance in the amount of $2,105 for its subsidiaries' carryforward tax losses.

Utilization of U.S. net operating losses (federal and state net operating losses) may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

h.	Uncertain tax positions:

As of December 31, 2020 and 2019, balances in respect to ASC 740, "Income Taxes" amounted to $2,757 and $2,286, respectively. A reconciliation of the beginning and ending amount of unrecognized tax positions is as follows:

	December 31,
	2020	2019

Balance at the beginning of the year	$2,286	$1,611

Additions based on tax positions taken related to the current year	632	654
Additions based on tax positions taken related to prior years	91	-
Reduction related to tax positions taken during a prior period and expirations of statute of limitations	(267)	-
Foreign currency translation adjustments	15	21

Balance at the end of the year	$2,757	$2,286

Substantially all the balance of unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate.

NOTE 14:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

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

The Company restated its financial results to reflect the new segments for the year ended December 31, 2018.

The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements which includes certain corporate overhead allocations.

a.	The following data present the revenues, expenditures, assets and other operating data of the Company's operating segments:

	Year ended December 31, 2020
	Products	Projects	Eliminations	Total

Revenues	$35,038	$48,803	$(2,377)	$81,464

Depreciation and amortization	$1,172	$784	$-	$1,956

Operating income (loss), before financial expenses and taxes on income	$6,387	$65	$(1,269)	$5,183
Financial expenses, net				(1,480)
Taxes on income				(3,001)

Net income				$702

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-    SEGMENT INFORMATION (Cont.)

	Year ended December 31, 2019
	Products	Projects	Eliminations	Total

Revenues	$36,633	$52,426	$(2,228)	$86,831

Depreciation and amortization	$1,260	$840	$-	$2,100

Operating income (loss), before financial expenses and taxes on income	$3,880	$3,536	$(1,377)	$6,039
Financial expenses, net				(1,667)
Taxes on income				(1,553)

Net income				$2,819

	Year ended December 31, 2018
	Products	Projects	Eliminations	Total

Revenues	$35,169	$61,119	$(3,686)	$92,602

Depreciation and amortization	$2,273	$951	$-	$3,224

Operating income (loss), before financial expenses and taxes on income	$1,425	$4,356	$(2,026)	$3,755
Financial expenses, net				1,361
Taxes on income				(2,072)

Net income				$3,044

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-    SEGMENT INFORMATION (Cont.)

	December 31, 2020
	Products	Projects	Total

Total long-lived assets	$16,489	$4,469	$20,958

	December 31, 2019
	Products	Projects	Total

Total long-lived assets	$16,925	$4,607	$21,532

            Long-lived assets include property and equipment, net, intangible assets, net and goodwill.

b.         Major customer data (percentage of total revenues):

	Year ended December 31,
	2020	2019	2018

Customer A	-	5.4%	25.3%

Customer B	20.6%	17.2%	10.9%

c.         Geographical information:

The following is a summary of revenues within geographic areas based on end customers’ location and long-lived assets:

1.          Revenues:

	Year ended December 31,
	2020	2019	2018

Israel	$20,860	$18,975	$13,577
Europe	15,490	18,896	14,021
North America	18,316	19,713	24,324
South and Latin America	4,485	8,077	25,471
Africa	13,970	11,144	7,126
Others	8,343	10,026	8,083

	$81,464	$86,831	$92,602

MAGAL SECURITY SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SEGMENT INFORMATION (Cont.)

2.          Long-lived assets:

	December 31,
	2020	2019

Israel	$3,701	$3,641
Europe	1,067	914
USA	1,980	2,177
Canada	13,547	13,999
Others	663	801

	$20,958	$21,532

                                           Long-lived assets include property and equipment, net, intangible assets, net and goodwill.

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA

Financial expenses:

	Year ended December 31,
	2020	2019	2018
Financial expenses:

Interest on short-term and long-term bank credit and bank charges and long-term debt	$(310)	$(360)	$(412)
Foreign exchange loss, net	(1,328)	(1,971)	-

	(1,638)	(2,331)	(412)
Financial income:

Interest on short-term and long-term bank deposits	158	664	670
Foreign exchange gains, net	-	-	1,103

	158	664	1,773

Financial income (expenses), net	$(1,480)	$(1,667)	$1,361

- - - - - - - - - - - - - - -

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to annual report on its behalf.

MAGAL SECURITY SYSTEMS LTD. By:/s/ Dror Sharon Name: Dror Sharon Title: Chief Executive Officer

Date: April 26, 2021