Form 20-F
period 2021-12-31
SENSTAR TECHNOLOGIES LTD.
filed 2022-04-27
CIK 896494

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐                REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐                TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

☐                SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report .................

Commission file number: 0-21388

SENSTAR TECHNOLOGIES LTD.
(Exact Name of Registrant as specified in its charter
and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

10th F. Gibor Sport Tower 7 Menachem Begin Road
Ramat Gan 5268102, Israel
(Address of principal executive offices)

Tomer Hay, Chief Financial Officer
Senstar Technologies Ltd.
10th F. Gibor Sport Tower 7 Menachem Begin Road
Ramat Gan 5268102, Israel
+972-74-794-5200 (phone),

(Name, Telephone, E-mail and/or Facsimile number of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, NIS 1.0 Par Value	SNT	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 23,301,653 Ordinary shares, par value NIS 1.0 per share, as of December 31, 2021.

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

Yes ☒       No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

- i -

- ii -

INTRODUCTION

We are a leading international provider of comprehensive physical, video, and access control security products and solutions. We offer comprehensive solutions for critical sites, which leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions, as well as access control products and technologies.

Based on our multi-decade industry experience and interaction with customers, we have developed a comprehensive set of solutions and products, optimized for perimeter, outdoor, and general security applications. Our broad portfolio of critical infrastructure protection and site protection technologies includes a variety of smart barriers and fences, fence mounted sensors, virtual gates, buried and concealed detection systems, and sophisticated sensors for sub-surface intrusion such as to secure pipelines, as well as advanced video analytics software and video management systems. We have successfully installed customized solutions and products in more than 100 countries worldwide.

On June 30, 2021, we completed the sale of our Integration Solution Division to Aeronautics Ltd., a subsidiary of RAFAEL Advanced Defense Systems Ltd., in a share and asset purchase agreement for a total consideration of $35 million in cash, on a cash-free, debt-free basis.  As part of the acquisition, Aeronautics acquired our facility in Yehud, Israel.

Following the sale of the Integrated Solutions (Project) Division, we changed our name to Senstar Technologies Ltd. (formerly known as Magal Security Systems Ltd.) and focused our business on providing comprehensive physical, video and access control security products and solutions, with development and manufacturing facilities located in Canada and sales and support offices in the US, EMEA, China and APAC regions as well as in Canada.

 Our ordinary shares are traded on the NASDAQ Global Market under the symbol “SNT”.  Our website is www.senstartechnologies.com.  The information on our website is not incorporated by reference into this annual report.  As used in this annual report, the terms “we,” “us,” “our,” and “Senstar” mean Senstar Technologies Ltd. and its subsidiaries, unless otherwise indicated.

 AIMETIS SYMPHONY, FIBERPATROL, FLARE, FLEXPI, FLEXZONE, OMNITRAX, PINPOINTER, SENNET, SENSTAR, SENTIENT, ULTRAWAVE and XFIELD are registered trademarks.

ARMOURFLEX, ENTERPRISE MANAGER, INTELLI-FLEX, INTELLIFIBER, LM100, NETWORK MANAGER, STARLED, STARNET, SENSTAR CARE, SENSTAR logo, SENSTAR SYMPHONY, and SENSTAR SAFE SPACES, and all other marks used to identify particular products and services associated with our businesses are trademarks.  Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

- iii -

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

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

Risks Related to Macroeconomic Conditions

•	Our operations have been negatively impacted by the Coronavirus pandemic.

•	Our operations have been negatively impacted by the global supply-chain challenges.

•	Our business, financial condition, results of operations, and cash flow may in the future be negatively impacted by challenging global economic conditions.

Risks Related to Our Business and Our Industry

•	While we were profitable in 2021, we have incurred major losses in past years and may not operate profitably in the future.

•	Our operating results may fluctuate from quarter to quarter and year to year.

•	Our financial results may be significantly affected by currency fluctuations.

•	We may make additional acquisitions in the future that could disrupt our operations and harm our operating results.

•	Our revenues depend in great measure on government procurement procedures and practices. A substantial decrease in our end-user's budgets would adversely affect our results of operations.

•	Because competition in our industry is intense, our business, operating results and financial condition may be adversely affected.

•	Our business involves significant risks and uncertainties that may not be covered by indemnities or insurance.

•
The markets for our products may be affected by changing technology, requirements, standards and products, and we may be adversely affected if we do not respond promptly and effectively to these changes.

•	Increasing scrutiny and changing expectations with respect to our ESG policies may impose additional costs on us or expose us to additional risks.

•	Our failure to retain and attract personnel could harm our business, operations and product development efforts.

•	We face risks associated with doing business in international markets.

•	Our failure to comply with anti-corruption laws and regulations could adversely affect our reputation, business, financial condition and results of operations.

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

•
If suppliers terminate our arrangements with them, or amend them in a manner detrimental to us, we may experience delays in production and implementation of our products and our business may be adversely affected.

•	We currently benefit from government programs and tax benefits that may be discontinued or reduced in the future, which would increase our future tax expenses.

•	We may fail to maintain effective internal control over financial reporting, which could result in material misstatements in our financial statements.

•	We may be adversely affected by regulations and market expectations related to sourcing and our supply chain, including conflict minerals.

Risks Relating to Our Ordinary Shares

•	Volatility of the market price of our ordinary shares could adversely affect our shareholders and us.

•	We may not pay additional dividends in the future.

•	As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

•	We may in the future be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

Risks Relating to Our Location in Israel

•	Political, economic and military instability in Israel may negatively affect our business condition, harm our results of operations and adversely affect our share price.

•	The rights and responsibilities of the shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

•	Provisions of Israeli law may delay, prevent or make difficult a change of control and therefore depress the price of our shares.

•
Our shareholders generally may have difficulties enforcing a U.S. judgment against us, our executive officers and directors and some of the experts named in this annual report or asserting U.S. securities law claims in Israel.

Risks Related to Macroeconomic Conditions

Our operations have been negatively impacted by the Coronavirus pandemic.

International health epidemics from communicable diseases, such as the Coronavirus pandemic (Covid-19), have impacted our operations and may continue doing so in the future. Prior to the sale of our Integrated Solutions (Projects) division on June 30, 2021, the impact of Covid-19 on our operations primary related to our ability to execute and deliver projects, thus affecting the operations of our previously owned Integrated Solutions Division, as well causing a slowdown in product and software orders in certain territories. We continue to assess the impact of the Covid-19 pandemic on our operations, including on our employees, customers, suppliers, and logistics/transport providers. Despite the widespread lockdowns and working from home initiatives in the territories in which we operated during 2021, we were able to continue production in our Canadian facilities throughout 2021. Our ability to continue or resume operations from our offices and manufacturing facilities are dependent on the Covid-19 status in the territories in which we operate. For example, lockdowns to various degrees were announced in Ottawa, Canada and Germany in 2021, limiting our ability to resume work from our offices at these locations.

 In addition, we are evaluating the possible impact of governmental actions being taken to curtail the spread of the virus, such as instructions regarding quarantine of individuals, restrictions on holding large-scale events, workplace restrictions and international travel. We also are monitoring the impact of the pandemic on our industry and on governmental priorities worldwide, as well as its macro-economic implications. We cannot presently estimate the ongoing impact of Covid-19 on our company, but the continued spread of that disease could partially or fully prevent our employees, customers, suppliers and other business partners from conducting normal activities, potentially resulting in cessation, reduction or delay of business either voluntarily or by governmental mandate and could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our operations have been negatively impacted by the global supply-chain challenges.

Our operations have been negatively affected by the worldwide shortage of various materials and sub-components required to produce certain of our products. This negative effect increased in the second half of 2021. We are monitoring the impact of the supply chain shortage against our ongoing and forecasted manufacturing requirements, while implementing various procurement methodologies to meet current and forecasted demand for our products. Our ability to continue meeting the demand for our products is dependent among others, on our ability to maintain an effective procurement plan support from our suppliers, and when needed establish a contractual relationship with alternative suppliers. Our failure to do so, or continued increases in goods prices, could have a material adverse effect on our business.

Our business, financial condition, results of operations, and cash flow may in the future be negatively impacted by challenging global economic conditions.

Future disruptions and volatility in global financial markets and declining customer and business confidence could lead to decreased levels of spending. These macroeconomic developments could negatively impact our business, which depends on the general economic environment and levels of sales. As a result, we may not be able to maintain our existing customer relationships or attract new customers. We are unable to predict the likelihood of the occurrence, duration, or severity of such disruptions in the credit and financial markets and adverse global economic conditions. Any general or market-specific economic downturn could have a material adverse effect on our business, financial condition, results of operations, and cash flow.

Additionally, natural disasters, such as earthquakes, hurricanes, tornadoes, floods, and other adverse weather and climate conditions; public health crises, such as pandemics and epidemics, including the ongoing COVID-19 pandemic; political crises, such as terrorist attacks, war, and other political instability, such as the invasion of Ukraine by Russia and the conflict in the region; or other catastrophic events, whether occurring in North America or globally, have and could continue to disrupt our operations or the operations of one or more of our suppliers and vendors. To the extent any of these events occur, our business and results of operations could be adversely affected.

If tariffs or other restrictions are placed by the United States or Canada on imports from China or other emerging markets, or any related countermeasures are taken, our business, financial condition, results of operations and growth prospects may be harmed. Tariffs may increase our cost of goods, which could result in lower gross margin on certain of our products. If we raise prices to account for any such increase in costs of goods, the competitiveness of the affected products could potentially be reduced. In either case, increased tariffs on imports from China or other countries could materially and adversely affect our business, financial condition and results of operations. Trade restrictions and sanctions implemented by the United States or other countries could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Business and Our Industry

While we were profitable in 2021, we have incurred major losses in past years and may not operate profitably in the future.

While we reported an operating profit from continuing operations of $1.1 million and net income attributable to our shareholders of $6.4 million in the year ended December 31, 2021, we have incurred losses in the past.  We may not be able to sustain profitable operations in the future due to a number of factors, including the recent outbreak of the novel Coronavirus pandemic (Covid-19), which has negatively impacted our operations.  If we do not generate sufficient cash from operations, we will be required to obtain financing or reduce our level of expenditure or cash balance.  Such financing may not be available in the future, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, results of operations and financial condition will be materially and adversely affected.

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

Our expense levels are based, in part, on expected future sales.  If the level of sales in a particular quarter does not meet expectations, we may be unable to adjust operating expenses quickly enough to compensate for the shortfall of sales, and our results of operations may be adversely affected.  Due to these and other factors, we believe that quarter to quarter and year to year comparisons of our past operating results may not be meaningful.  You should not rely on our results for any quarter or year as an indication of our future performance.  Our operating results in future quarters and years may be below expectations, which would likely cause the price of our ordinary shares to fall. Moreover, the presentation of our 2021 and historical results in this report differs from previous annual reports, as it excludes the results of our previously owned Integrated Solutions (Projects) division, sold to Aeronautics Ltd.

Our financial results may be significantly affected by currency fluctuations.

Most of our sales are made in North America, APAC and Europe.  Our revenues are primarily denominated in Dollars, Euros and NIS while a portion of our expenses, primarily labor expenses, is incurred in New Israeli Shekels and Canadian Dollars.  As a result, fluctuations in rates of exchange between the dollar and non-dollar currencies may affect our operating results and financial condition.  The dollar cost of our operations in Canada may be adversely affected by the appreciation of the CAD against the dollar. Further, the dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the dollar. In addition, the value of our non-dollar revenues could be adversely affected by the depreciation of the dollar against such currencies. Our financial expenses may also be adversely affected by the depreciation of a currency in which we maintain our monetary assets.

We recorded foreign exchange losses, net of $1 million, $1 million and $1.3 million in the years ended December 31, 2021, 2020 and 2019, respectively. This is due to the adjustment of monetary assets and liabilities, denominated in currencies, other than the functional currency of the operational entities in the group. At the end of each period, a change in currency valuation of monetary assets and liabilities is recorded as a non-cash financial expense or income. The Israeli Shekel depreciated by 3.3%, 7.0% and 7.8% against the U.S. dollar in 2021, 2020 and 2019, respectively. We may incur exchange losses in the future which may materially affect our operating results.

We may make acquisitions in the future that could disrupt our operations and harm our operating results.

We have made a number of acquisitions in the past and may continue to do so in the future. Future acquisitions by us could result in potentially dilutive issuances of our equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to identifiable intangible assets, any of which could materially adversely affect our operating results and financial position.  Acquisitions also involve other risks, including risks inherent in entering markets in which we have limited or no prior experience.

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

Our revenues depend in great measure on government procurement procedures and practices.  A substantial decrease in our end-users’ budgets would adversely affect our results of operations.

Our products are primarily sold to governmental agencies, governmental authorities and government-owned companies, many of which have complex and time-consuming procurement procedures.  A substantial period of time often elapses from the time we begin marketing a product until we actually sell that product to a particular end-user.  In addition, our sales to governmental agencies, authorities and companies are directly affected by these customers’ budgetary constraints and the priority given in their budgets to the procurement of our products.  A decrease in governmental funding for our end-users’ budgets would adversely affect our results of operations.  This risk is heightened during periods of global economic slowdown.

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

The global market for security, safety, site management solutions and products is highly fragmented and intensely competitive.  We compete principally in the market for perimeter intrusion detection systems, or PIDS, Video Management Software, or VMS, Intelligent Video Analytics, or IVA.  Some of our competitors and potential competitors have greater research, development, financial and personnel resources, including governmental support, as well as established greater penetration into certain vertical markets or geographical market segments. We cannot assure you that we will be able to compete effectively relative to our competitors or continue to develop and market new products effectively. Continued competitive pressures could cause us to lose significant market share or erode profitability margins.

Our business involves significant risks and uncertainties that may not be covered by indemnity or insurance.

A significant portion of our business relates to designing, developing, and manufacturing advanced security, systems and products.  New technologies may be untested or unproven. Failure of some of these products and services could result in extensive loss of life or property damage. Accordingly, we also may incur liabilities that are unique to our products and services. In some, but not all circumstances, we may be entitled to certain legal protections or indemnifications from our customers, either through regulatory protections, contractual provisions or otherwise. The amount of insurance coverage that we maintain may not be adequate to cover all claims or liabilities, and it is not possible to obtain insurance to protect against all operational risks and liabilities.

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

The markets for our products may be affected by changing technology, requirements, standards and products, and we may be adversely affected if we do not respond promptly and effectively to these changes.

The markets for our products may be affected by evolving technologies, changing industry standards, changing regulatory environments, new product introductions and changes in customer requirements.  The introduction of products embodying new technologies and the emergence of new industry standards and practices can render existing products obsolete and unmarketable.  Our future success will depend on our ability to enhance our existing products and to develop and introduce, on a timely and cost-effective basis, new products and product features that keep pace with technological developments and emerging industry standards. In the future:

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

A large portion of our sales is to markets outside of Israel and Canada.  For the years ended December 31, 2021, 2020 and 2019 approximately 93.3%, 93.1% and 92.7% respectively, of our revenues were derived from sales to markets outside of Israel and Canada.  A key component of our strategy is to continue to expand in such international markets.  Our international sales efforts are affected by costs associated with the shipping of our products and risks inherent in doing business in international markets, including:

•	different and changing regulatory requirements in the jurisdictions in which we currently operate or may operate in the future;

•	fluctuations in foreign currency exchange rates;

•	export restrictions, tariffs and other trade barriers;

•	difficulties in staffing, managing and supporting foreign operations;

•	longer payment cycles;

•	difficulties in collecting accounts receivable;

•	political and economic changes, hostilities and other disruptions in regions where we currently sell our products or may sell our products in the future; and

•	seasonal changes in business activity.

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

We have experienced and defended against certain threats to our systems and security (such as phishing attempts), none have had a material adverse effect on our business or operations to date. However, we could incur significant costs in order to investigate and respond to future attacks, to respond to evolving regulatory oversight requirements, to upgrade our cybersecurity systems and controls, and to remediate security compromise or damage. In response to past threats and attacks, we have implemented further controls and planned for other preventative actions to further strengthen our systems against future attacks. However, we cannot assure you that such measures will provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts following past or future attacks will be successful. Consequently, our financial performance and results of operations would be materially adversely affected.

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

Our success and ability to compete depend in large part upon protecting our proprietary technology. We have 5 patents and have 2 patent applications pending. We also rely on a combination of trade secret and copyright law and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology.  It is our policy to protect our proprietary rights in our products and operations through contractual obligations, including confidentiality and non-disclosure agreements with certain employees, distributors and agents, suppliers and subcontractors.  These measures may not be adequate to protect our technology from third-party infringement, and our competitors may independently develop technologies that are substantially equivalent or superior to ours.  Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S., Canadian or Israeli laws.

Claims that our products infringe upon the intellectual property of third parties may require us to incur significant costs, enter into licensing agreements or license substitute technology.

Third parties may in the future assert infringement claims against us or claims asserting that we have violated a patent or infringed upon a copyright, trademark or other proprietary right belonging to them.  Any infringement claim, even one without merit, could result in the expenditure of significant financial and managerial resources to defend against the claim.  In addition, we purchase components for our products from independent suppliers.  Certain of these components contain proprietary intellectual property of these independent suppliers.  Third parties may in the future assert claims against our suppliers that such suppliers have violated a patent or infringed upon a copyright, trademark or other proprietary right belonging to them.  If such infringement by our suppliers or us were found to exist, a party could seek an injunction preventing the use of their intellectual property.  Moreover, a successful claim of product infringement against us or a settlement could require us to pay substantial amounts or obtain a license to continue to use such technology or intellectual property.  Infringement claims asserted against us could have a material adverse effect on our business, operating results and financial condition.

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

If suppliers terminate our arrangements with them, or amend them in a manner detrimental to us, we may experience delays in production and implementation of our products and our business may be adversely affected.

We acquire most of the components utilized in our products, from a limited number of suppliers.  We may not be able to obtain such items from these suppliers in the future or we may not be able to obtain them on satisfactory terms.  Temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results.

We currently benefit from government programs and tax benefits that may be discontinued or reduced in the future, which would increase our future tax expenses.

  We benefit from tax credits pursuant to the Scientific Research and Experimental Development Tax Incentive Program in Canada, and from research grant programs such as the “Industrial Research Assistance Program” (IRAP).

If we fail to comply with the conditions imposed by the Canadian tax program in the future, the benefits we receive could be cancelled and we could be required to refund any payments previously received under these programs, including any accrued interest, or pay increased taxes or royalties.  Canadian research grant programs are dependent on the Government’s continued commitment to support R&D, on availability of funding, and may be more difficult to realize or may not be available in the future.  Such a result would adversely affect our results of operations and financial condition.

If the Canadian government resolve to end these programs and benefits, our business, financial condition, results of operations and net income could be materially adversely affected.

We may fail to maintain effective internal control over financial reporting, which could result in material misstatements in our financial statements.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources.  Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting in connection with the filing of the annual report on Form 20-F for each fiscal year.  We may identify material weaknesses or significant deficiencies in our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in material misstatements in our financial statements.  Any such failure could also adversely affect the results of our management’s evaluations and annual auditor reports regarding the effectiveness of our internal control over financial reporting.  We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2021, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

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

The FIMI partnerships owned approximately 42.3% of our outstanding ordinary shares as of April 24, 2022. For as long as FIMI has a controlling interest in our company, it will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Because the interests of FIMI may differ from the interests of our other shareholders, actions taken by FIMI with respect to us may not be favorable to our other shareholders.

We may not pay additional dividends in the future.

While we have historically retained our earnings to finance operations and expand our business, on December 7, 2020, we announced a cash distribution in the amount of US$1.079 per share (approximately US$ 25 million in the aggregate) which was paid on December 28, 2020, and, following the completion of the sale of our Integration Solutions Division and court approval, we announced on August 16, 2021 a cash distribution in the amount of $1.725 per share (approximately $40 million in the aggregate), which was paid on September 22, 2021. We have not determined whether we will continue to make distributions in the future or refrain from similar distributions, whether in a form of capital reduction or dividend distribution.  According to the Israeli Companies Law, a company may distribute dividends out of its profits (as defined by the Israeli Companies Law), provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due, or otherwise upon the permission of the court (as occurred in connection with the 2021 dividend). The declaration of dividends is subject to the discretion of our board of directors, requires a shareholders approval and would depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors.  You should not rely on an investment in our company if you require dividend income from your investment.

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

We may be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

U.S. holders of our Ordinary Shares may face income tax risks. Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the ordinary shares), and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2021 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. Furthermore, fluctuations in the market price of our ordinary shares may cause our classification as a PFIC for the current or future taxable years to change because the aggregate value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, generally will be determined by reference to the market price of our shares from time to time (which may be volatile). The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below under Item 10E. “Additional Information – Taxation”) of our Ordinary Shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. If we are treated as a PFIC, U.S. Holders of Ordinary Shares would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their Ordinary Shares. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our Ordinary Shares.

Risks Relating to Our Location in Israel

Political, economic and military instability in Israel may negatively affect our business condition, harm our results of operations and adversely affect our share price.

We are incorporated under the laws of Israel and our principal executive offices, are located in the State of Israel.  As a result, political, economic and military conditions affecting Israel indirectly influence us.

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

We were incorporated under the laws of the State of Israel on March 27, 1984 under the name Magal Security Systems Ltd. On September 30, 2021, we changed our name to Senstar Technologies Ltd. We are a public limited liability company under the Israeli Companies Law, 5759-1999, and operate under this law and associated legislation.  Our principal executive offices are located near Tel Aviv, Israel, at Gibor Sport Tower, 7 Menachem Begin Road,  Ramat Gan 5268102, Israel and our telephone number is +972-74-794-5200.  Our agent for service of process in the United States is Senstar Inc., 13800 Coppermine Road, Second Floor, Herndon, Virginia 20171. Our website address is www.senstartechnologies.com. The information on our website is not incorporated by reference into this annual report.

On June 30, 2021, we completed the sale of our Integration Solutions Division to Aeronautics Ltd., a subsidiary of RAFAEL Advanced Defense Systems Ltd., in a share and asset purchase agreement.  We received $35 million in cash at closing on a cash-free, debt-free basis subject to post-closing working capital and other customary adjustments. As part of the acquisition, Aeronautics acquired our facility in Yehud, Israel.

Following the sale of the Integrated Solutions (Projects) division, we continue to operate our Senstar Products Division, with development and manufacturing facilities located in Canada and sales and support offices in the U.S., EMEA, APAC, and People’s Republic of China regions.

We are a leading international provider of products and solutions for physical security. We commenced operations in 1969 as a department of Israel Aircraft Industries Ltd., specializing in perimeter security systems and have delivered products, tailor-made solutions and turnkey projects to thousands of satisfied customers in over 100 countries in some of the world’s most demanding locations.

We offer broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), Video Management Software (VMS) combined with Electronic Access Control (EAC), and Intelligent Video Analytics (IVA).

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

In April 2018, we completed the acquisition of a 55% controlling interest in ESC BAZ Ltd. an Israeli-based company, focused on the development and manufacturing of military-grade smart security video observation and surveillance systems, and in December 2020, we acquired the remaining 45% interest. We sold ESC BAZ Ltd  in connection with the sale of our Integrated Solutions (Projects) division in June 2021.

In April 2016, we acquired Aimetis, a Canadian-based company, which specializes in advanced video analytics software and intelligent IP video management software (VMS). In July 2017 we amalgamated our two Canadian subsidiaries. Following the amalgamation, the company maintained the name Senstar Corporation.

In April 2014, we acquired a U.S. based fiber-optic technology company which provides advanced solutions for sensing, security, and communication. In January 2013, we purchased CyberSeal Ltd., an Israeli cyber security company whose products and services complement our physical security products and services. We sold   Cyberseal Ltd. in connection with the sale of our Integrated Solutions (Projects) division in June 2021.

Our continuing capital expenditures for property and equipment for the years ended December 31 2021, 2020 and 2019 were approximately $0.6 million, $0.4 million and 0.2 million, respectively.

B.	Business Overview.

Overview and Strategy

We develop, manufacture, market and sell comprehensive lines of perimeter intrusion detection sensors, physical barriers, video analytics and video management systems, as well as security video observation and surveillance systems to high profile customers.  Our systems are used in more than 100 countries to protect sensitive facilities, including national borders, military bases, power plants, airports, seaports, prisons, industrial sites, large retailer organizations, banks, oil and gas facilities, sporting events including athlete villages and stadiums, and municipalities from intrusion, terror, crime, sabotage or vandalism to infrastructure, assets and personnel. Our primary objective is to become a leading international provider of security products and solutions.
The sale of our Integrated Solutions (Projects) division, supports our strategy of prioritizing opportunities to provide technologically-rich products, solutions and related services in our key verticals of energy, logistics, critical infrastructure and correctional facilities. Operating as a pure product solutions company will increase visibility into our future performance and provide us with incremental opportunities to deliver additional value to our different stakeholders. As a standalone business, our Products division has a track record of growth and profitability. Post-divestiture, we continued our growth agenda to leverage our Products division success and scale our business to capture a meaningful share of new market opportunities.

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

Since the addition of Aimetis’ products and expertise, we were able to address new markets and offer solutions incorporating advanced video analytics and VMS for physical indoor and outdoor security applications. In addition, we were able to expand our overall solutions, offer a wider range of products in addition to our PIDS solutions, and address new markets.

Post-divestiture of our Integrated Solutions (Project) Division, we anticipate that our  business will grow organically. We plan to leverage Senstar’s industry-leading position in the security sector as a technology platform to optimize future strategic acquisitions and achieve incremental growth in our global markets. To achieve this objective, we are implementing a business strategy incorporating the following key elements:

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

•	Enhance our presence in emerging markets. We intend to enhance our presence in emerging markets such as China in order to increase our exposure to small and medium-size business opportunities.

•
Strengthen our presence in existing markets.   We intend to increase our marketing efforts in our existing markets mainly in North America, the European Union, and APAC region and to acquire or invest in complementary businesses and joint ventures.

Emerging Opportunities

We believe that the proliferation of digital communication and information technology into the security market provides us with the opportunity to consolidate safety and site management with security applications.  Cities and municipalities, air and seaports, chemical factories, green energy plants and distribution facilities, oil and gas terminals and pipeline infrastructure, large logistics warehouses, and critical infrastructure sites are currently utilizing the benefits of this approach to security management.  This integration allows users to share diverse sensors (such as cameras and intrusion detection sensors), IT systems, traffic management tools and other resources and feed them into a single command and control platform. Users from different departments within organizations can now share the same information, allowing for improved communication and coordination, whether it is a routine operation or crisis situation.  We believe that we are well positioned and are in the forefront of this emerging market opportunity.

Products and Services

General

Our principal physical (PIDS), VMS and  EAC products and solutions include:

•	Perimeter Intrusion Detection Systems (PIDS), fence mounted, buried and free standing;

•	PIDS fence sensor with intelligent perimeter LED based lighting;

•	Common Operating Platform for VMS, including IVA applications, PIDS applications and EAC systems;

•	EAC (Electronic Access Control) systems;

•	Security Thermal Imaging Observation & Surveillance systems (OEM);

•	Pipeline security, third party interference (TPI); and

•	Life safety/duress alarm systems.

               Perimeter security products enable customers to monitor, limit and control access by unauthorized personnel to specific regions or areas.  High-end perimeter products are sophisticated in nature and are used for correctional facilities, borders, nuclear and conventional power plants, air and seaports, military installations, logistics centers and other high-security installations.

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

Our line of outdoor perimeter security products consists of the following:

•	Fence mounted detection systems – “microphonic” wire sensors, fiber optic sensors and electronic ranging sensors;

•	Buried sensors – buried coaxial cable volumetric sensors and buried fiber sensors to secure pipelines, borders and critical assets against intrusion by targets on the surface and excavation;

•	Electrical field disturbance sensors (volumetric);

•	Microwave sensors; and

•	Hybrid perimeter intrusion detection and intelligent lighting system.

Fence Mounted Detection Systems

We offer various types of detection systems. The adaptability of these systems to a wide range of pre-existing barrier structures makes these products viable and effective alternatives for cost-conscious customers.  Our detection devices are most effective when installed on common metal fabric perimeter systems, such as chain link or welded mesh.  Once attached to the fence, each sensor detects vibrations in the underlying structures.  The sensor system’s built-in electro-mechanical filtering combines with system input from a weather analysis component to minimize the rate of alarms from wind, hail or other sources of nuisance vibrations.

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

FiberPatrol, our advanced FP1150 product is a perimeter intrusion detection system that can be fence-mounted, buried, or deployed in a wall-top configuration. Featuring long distance ranging to 80 Km (50 mi) via a fence mounted fiber optic cable detects and locates fence cut and climb events with an accuracy of approximately 4m (13 ft).  Released in 2019 our latest FP400 product zone-based fiber optic cable PIDS solution replaces the IntelliFiber product line.  Its advanced features include the processing of 4 detection zones from a single remote processor with an alarm given for each zone independently with up to 300 m (984 ft) per zone.

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

FiberPatrol, our advanced FP1150 product featuring long distance ranging fiber optic cable based detection technology in a single rack mount unit is also offered as a buried solution detecting surface intrusion and to protect pipelines, as well as providing Data Conduit protection against sabotage or accidental third party interference (TPI) for example by manual or machine excavation. FiberPatrol has the capability to protect distances of up to 80 Km (50 mi) or up to 100 Km (62 mi) for Pipeline TPI and Data Conduit protection with a single indoor processor.

Electro-static Field Disturbance Sensors

Terrain following volumetric sensors detect intrusions without requiring an intruder to touch the sensor.  They can be installed on buildings, free-standing posts, existing fences, walls or rooftops, and will sense changes in the electrostatic field when events, such as intruders penetrating through the wires takes place.  The system’s tall, narrow, well contained detection zone allows the sensor to be installed in almost any application and minimizes nuisance alarms caused by nearby moving objects.  Our flagship product is X-Field; it consists of a set of four to as many as eight parallel field generating and sensing wires that form a volumetric detection height as much as 6m (20 ft) in height for free standing and wall applications and up to 7.3m (24 ft) for fence installations.

Microwave Products

Ultrawave is our K-band all digital bi-static microwave beam perimeter intrusion detection system designed for reliable operation in extreme outdoor environments.  Coverage distance range from 5 meters to 200 meters (16 to 656 ft). Older generations of X band microwaves are retired but still supported.

Hybrid Perimeter Intrusion Detection and Intelligent Lighting System

The Senstar LM100 is the world’s first 2-in-1 perimeter intrusion detection and intelligent lighting system. Combining high performance LED lighting with accelerometer-based vibration sensors, the LM100 deters potential intruders by detecting and illuminating them at the fence line.

Video Products

VMS / IVA Solutions - Senstar Symphony Common Operating Platform

The Senstar Symphony Common Operating Platform with Sensor Fusion Engine or "Senstar Symphony", which is an evolution of our Senstar Symphony 7, is a modular solution for security management and data intelligence. In addition to being an open, highly scalable video management system with built-in video analytics, it includes full-featured access control and perimeter intrusion detection modules. We believe that what truly sets Senstar Symphony apart from other systems is its sensor fusion engine. By intelligently combining low-level sensor data with video analytics, the sensor fusion engine achieves the highest levels of performance, far beyond that of the individual devices. Senstar Symphony seamlessly incorporates sensor fusion, event algorithms, and rule-based actions to provide unmatched capabilities, flexibility, and performance.

Senstar Symphony’s Sensor Fusion Engine synthesizes data from separate systems to generate actionable information. More than just a simple Boolean logic integration, the sensor fusion engine accesses low level data to intelligently characterize potential risks. Data synthesis enables the system to achieve levels of performance that exceed those of the individual sensors. For security applications, this has direct, practical benefits, namely the ability to maximize the strengths of individual sensor technologies while avoiding their shortcomings. When signal response data from outdoor sensors is synthesized with video analytic data, nuisance alarms generated by wind, debris, or background activity are virtually eliminated while maintaining the system’s high probability of detection.

The Senstar Symphony Common Operating Platform includes a full-featured Windows®-based client, a HTML5-client web client, a thin client hardware appliance, and mobile apps (iOS and Android). With Senstar Symphony’s camera-based licensing scheme, our customers and end-users can install and use as many clients as they need. The Windows® client includes on-screen camera hotlinks, a full-featured alarm console that integrates alarms with video feeds and sensor data, timeline view, and intuitive graphical maps with precise alarm location data. Senstar Symphony installs on standard commercial off-the-shelf hardware and supports thousands of network devices as well as ONVIF profiles S and T (H.265 and metadata). Senstar Symphony integrates with a wide variety of security and access control products, while its RESTful API and TCP/IP listener services enable it to interact with virtually any network-based device.

 The Senstar Symphony Common Operating Platform is highly scalable, easy to set up and use, and can be used in both single server installations and multi-server deployments. Senstar Symphony can meet any business requirements, both today and in years to come. Functionality sets including video management, video analytics, security management, access control, and data intelligence can be used individually, added when needed, or combined together as a complete integrated solution. It is a highly cost-effective solution, licensed per security device (camera, door, or sensor), so that our customers only license what they need. All managed devices report to a shared rules and alarms management system, enabling operators to perform site security or operational functions from a ‘single pane of glass’.

The Senstar Symphony solution offers web-based administrator capabilities, centralized cloud management, native analytics applications which include motion tracking, auto-PTZ (pan–tilt–zoom) tracking, people counting, and high security and server and storage failover reducing the need for costly Microsoft clustering and extra servers. We intend to expand the Symphony product line over time to address a broad new market of applications.

Our intelligent video analytics (IVA) transforms IP video into more than a passive monitoring tool with video analytics that are seamlessly incorporated into Senstar Symphony 7. Each video analytic is specially designed for physical security and business intelligence applications, providing value across many vertical markets.

Our intelligent video analytics (IVA) capabilities include:

•
Face Recognition - Senstar Symphony-based video analytic identifies known and unknown individuals. Using a combination of patented 2D to 3D pose correction technology, this analytic is designed for fast, reliable identification under real-world challenges, including lighting, angles, facial hair, pose, glasses and other occlusions, motion, crowds, and expression.

•
Automatic License Plate Recognition - Senstar Symphony-based video analytic reads license plates and other vehicle markings, and seamlessly integrates the data into the site’s security and operational processes. The analytic can be used for automating vehicle access systems such as gates and other barriers, flag vehicle in/out times in surveillance footage, notifying customer management systems of client arrivals, and track vehicles crossing toll and border checkpoints.

•
Outdoor People and Vehicle Tracking - a Senstar Symphony-based video analytic optimized for detecting and monitoring the movement of vehicles and people in outdoor environments. Typical applications include perimeter intrusion detection, parking lot monitoring, public safety, and wrong-way detection. The analytic retains its extremely high tracking and object classification accuracy even in the presence of challenging weather and lighting conditions. Organizations can use tracked events to trigger alarms and direct operators to specific concerns, making it the perfect addition to any video surveillance system.

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

Hardware solutions supporting our VMS software products are an “R series” of preconfigured servers, “E series” of physical appliances for smaller applications and a novel POE powered "Thin Client device for convenient network access for monitors or other applications.

•
The Senstar E5000 Physical Security Appliance (PSA) - is a complete security management system in a box. Available in two models, it combines compact, purpose-built hardware with Senstar Symphony Common Operating Platform and is ideal for sites where vibration and extreme temperatures are difficult to manage, including remote utility and energy infrastructure, as well as space-constrained environments.

•
The Senstar Thin Client - is a simple and cost-effective device designed to display 1080p video from 30+ network video camera manufacturers via ONVIF Profile S, as well as from the Senstar Symphony VMS or any RTSP-compatible video source. The device is ideal for space-constrained environments due to its compact design while its web-based interface makes it easy to configure and manage.

•
The R-Series Operator Station - complements the R-Series Network Video Recorders (NVR). Featuring Dell hardware, the Operator Station is ideal for customers looking for a preconfigured, validated video surveillance client. The R001 model is optimized for everyday video monitoring applications and supports up to three displays.

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

Command and Control Systems

The development of communication and IT technology has significantly affected the security market.  Multiple security systems and technologies, sometimes supplied by different vendors, can now be integrated into a unified command and control system.  We offer three types of command and control systems:

•	Senstar Symphony Common Operating Platform - Video, Security and Data Intelligence Platform with Sensor Fusion Engine;

•
StarNet 2 – feature-rich Security Management System (SMS) optimized for the management and operation of perimeter protection and intrusion detection systems. Organized around a visual, map-based interface, StarNet 2 provides a streamlined user experience for operators handling everything from daily routines to crisis situations, enabling organizations to reduce reaction times, improve efficiency and safeguard personnel, our security management system, or SMS, was launched in the latter part of 2015 and replaces the legacy StarNet 1000; and

•
Network Manager - a middleware (software) package interfacing between our family of PIDS sensors and any command and control solution, be it our own system or an external third party application. It is provided to integrators with a full software development kit to enable fast integration of our PIDS into any other SMS and physical security information system.  It offers an entry level operator display system called the Alarm Information Module (AIM), typically for management of a single PIDS sensor.

Marketing, Sales and Distribution

We believe that our reputation as a leading global vendor of sophisticated security products and our global presence provides us and our sales representatives with access to decision-makers in all of our main four verticals: energy, corrections, critical infrastructure and logistics.

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

In addition to our global corporate office in Israel and our principal facilities in Canada, the United States and Germany, we have sales and technical support offices China, the Philippines and other countries.

Customers

The following table shows the geographical breakdown of our consolidated revenues with respect to our continuing operations for the three years ended December 31, 2021, 2020 and 2019:

	Year ended in December 31,
	2021	2020	2019
	(in thousands)

North America	$15,902	$17,520	$17,251
Europe	8,913	9,052	11,004
APAC	8,387	5,267	6,476
South and Latin America	1,296	1,322	391
Israel	317	-	-
Others	101	190	17
Total	$34,916	$33,351	$35,139

Installation, Support and Maintenance

Our systems are generally installed by an integrating partner or in some cases by the customer after appropriate training, depending on the size of the specific project and the location of the customer’s facilities, as well as prior experience with our systems. We generally provide our customers with training on the use and maintenance of our systems, which we conduct either on-site or at our facilities. In addition, some of our local perimeter security products customers have signed maintenance contracts with us. The life expectancy of a high-security perimeter system is approximately ten years. Consequently, many miles of perimeter systems need to be replaced each year.

We also provide services, maintenance and support on an “as needed” basis, as well as on a subscription basis, through the Senstar Care Program - our multi-year maintenance and support program. During the years ended December 31, 2021, 2021 and 2019, we derived approximately 15.4%, 14.0% and 15.4% of our total Products revenues, respectively, from maintenance and services.

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

We have centralized all our development centers in Canada, in Carp near Ottawa and Waterloo near Toronto, each of which develops products and technologies based on its area of expertise. Our development center in Israel was part of the assumed assets under the assets and shares purchase agreement of our Integrated Solutions (Projects) division sold to Aeronautics.

Our research and development expenses relating to our continuing Products' segment operations during 2021, 2020 and 2019 were $3.9 million, $4 million and $5.1 million, respectively.  In addition to our own research and development activities, we also acquire know-how from external sources.  We cannot assure you that any of our research and development projects will yield profitable results in the future.

Manufacturing and Supply

Our manufacturing operations consist of engineering, fabricating, assembly, quality control, final testing and shipping of finished products.  Substantially all of our manufacturing operations are currently performed at our facilities in Canada. In 2018 we launched a “Made in USA” version of our FlexZone product to better serve our US - based partners and customers. See Item 4D. “Information on the Company – Property, Plants and Equipment.”

Although we had to occasionally adjust our manufacturing routine due to restrictions resulting from the Covid-19 pandemic, such as mandatory quarantines, social distancing, and an occasional absence of our manufacturing workforce, we managed to continue manufacturing and make deliveries of our products to our customers throughout 2021. Nevertheless, a potential increase of the Covid-19 pandemic-related quarantines and social distancing requirements, and the inability of our workforce to continue or quickly resume manufacturing after periods of absence, may disrupt our manufacturing operations, resulting in an adverse effect on our financial results.

We acquire most of the components utilized in our products, and certain services from a limited number of suppliers and subcontractors.  Supply chain disruptions were exacerbated in 2021 as major shipping ports and manufacturing facilities in Asia have been affected by outbreaks of the Covid-19 variants, either closing or reducing capacity. The disruption to global supply chains has led to longer supplier delivery times and an increase in material prices. Despite the supply chain said disruptions we were able to source the needed material and sub-components to continue manufacturing and deliveries to our customers, We cannot assure you that we will continue to be able to obtain such items from our suppliers on satisfactory terms. Alternative sources of supply may be difficult to obtain. therefore, temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results.  We also maintain an inventory of systems and spare parts in order to enable us to overcome potential temporary supply shortages until an alternate source of supply is available.  Nevertheless, temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results.

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

The PIDS market is very fragmented.  Our most frequently encountered competitors include Southwest Microwave Inc., AVA (formerly named Future Fibre Technologies Pty. Ltd.), Fibersensys Inc. (an Optex Company), CIAS Elettronica Srl, Vitaprotech, and Gallagher (New Zealand).

We believe that our principal competitors for our pipeline security products (FiberPatrol) are: AVA, Optasense, a Luna Innovations company, Omnisens SA, and Fotech Solutions Ltd.

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

Intellectual Property Rights

Following the sale of our Integrated Solutions (Projects) division, we have 5 patents and have 2 patent reinstatement applications pending in the U.S. and have obtained licenses to use proprietary technologies developed by third parties.  We cannot assure you:

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

ARMOURFLEX, ENTERPRISE MANAGER, INTELLI-FLEX, INTELLIFIBER, LM100, NETWORK MANAGER, STARLED, STARNET, SENSTAR CARE, SENSTAR logo, SENSTAR SYMPHONY and SENSTAR SAFE SPACES and all other marks used to identify particular products and services associated with our businesses are trademarks (unregistered).  Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

Government Regulations

At present, none of our products require a permit or license for export. We cannot assure that we will receive all the required permits and licenses for which we may apply in the future. Furthermore, solicitations for procurements by governmental purchasing agencies are usually governed by laws, regulations and procedures relating to procurement integrity, including avoiding conflicts of interest and corruption in the procurement process.

In addition, antitrust laws and regulations in countries in which we operate may require governmental approvals for transactions that are considered to limit competition.  Such transactions may include cooperative agreements for specific programs or areas, as well as mergers and acquisitions.

C.	Organizational Structure.

We have wholly owned and majority-owned active subsidiaries that operate world-wide.   Set forth below are our significant subsidiaries.

Subsidiary Name	Country of Incorporation/Organization	Ownership Percentage
Senstar Corporation	Canada	100%
Senstar Inc.	United States (Delaware)	100%
Senstar GmbH.	Germany	100%

D.	Property, Plants and Equipment.

We own a 33,000 square foot facility in Carp, Ontario, Canada.  Approximately 9,000 square feet are devoted to administrative, marketing and management functions, and approximately 8,000 square feet are used for engineering, system integration and customer service.  We use the remaining area of approximately 16,000 square feet for production operations, including cable manufacturing, assembly, testing, warehousing, shipping and receiving.  We own an additional 182,516 square feet of vacant land adjacent to this property, which is being held for future expansion.  We also lease 358,560 square feet of land near this facility for use as an outdoor sensor test and demonstration site for our products including the Omnitrax buried cable intrusion detection system, the X-Field volumetric system, the FlexZone microphonic fence detection system, Flash and Flare, and various perimeter monitoring and control systems.  The lease expense for this site is approximately $3,500 per year plus taxes under a lease that expires in November 2024.

We lease office space in Waterloo, Canada, which houses our video management software operations. We also lease other sites world-wide. The aggregate annual rent for such offices was approximately $255,000 in 2021.

Following the sale of our offices in Yehud, Israel in connection to the sale of our Integrated Solutions (Projects) division, we lease office space in Ramt-Gan, Israel which houses our corporate operations. The annual rent for this space is approximately $50,000 per year under a lease that expires in November 2023

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

Overview

Historically, we had two operating segments, which also represented our reportable segments and reporting units. Magal Integrated Solutions (“Projects” segment) and Senstar Product division (“Products” segment). On June 30, 2021, the Projects segment was sold. Therefore, the results of the Projects segment were classified as discontinued operations in our consolidated statements of operations and thus excluded from both continuing operations and segment results for all periods presented. Accordingly, we are now have one reportable segment with the change reflected in all periods presented.

Our consolidated revenues for the years ended December 31, 2021, 2020 and 2019 for our continuing operations were approximately $34.9 million, $33.4 million and 35.1 million, respectively.

Products (PIDS, VMS, IVA and EAC)

We sell our products worldwide. Our products include Video Management Software (VMS), Intelligent Video Analytics (IVA) and PIDS products. The PIDS, VMS and IVA activities offer an unmatched portfolio of PIDS technologies, as well as, integrated intelligent video management solutions for security surveillance and business intelligence applications worldwide.

Business Challenges/Areas of Focus

Our primary business challenges and areas of focus include:

•	continuing the growth of revenues and profitability of our perimeter security systems and video management systems lines of products;

•	enhancing the introduction and recognition of our new products;

•	penetrating new markets and strengthening our presence in existing markets;

•	strengthening our presence in our strategic verticals;

•	succeeding in selling our comprehensive PIDS, VMS and EAC products as a combined solution.

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

The increase in revenues from Products in 2021 compared to 2020, presented a partial recovery from the Covid-19 crisis, which continued to impact our operations in 2021. The continuing impact represents a shift in governmental expenditures from HLS related projects towards addressing the crisis caused by the spread of the pandemic, and various travel and social distancing restrictions that reduced the volume of related security-related projects globally.

Key Factors Affecting Our Business

Our operations and the operating metrics discussed below have been, and will likely continue to be affected by certain key factors as well as certain historical events and actions. The key factors affecting our business and results of operations include among others, reliance on public sector projects, and competition. For further discussion of the factors affecting our results of operations, see “Risk Factors.”

Growth Strategy

During 2021 and following the divestiture of our Integrated Solutions (Projects) division, we continued our recent strategic growth plan focusing on the sale of our Senstar products and solutions. Pursuant to the plan, we streamlined our product sales activity in our three main regions, the Americas (including LATAM), EMEA, and APAC. In 2021, we addressed the Chinese market with the establishment of Senstar China. We are continuing to focus on our strategic verticals: critical infrastructure, Energy (oil and gas), logistics and correctional facilities (mainly in the US). We intend to continue to expand our sales to these verticals through allocation of resources and funds, including the acquisition of complementary technologies that will increase our offerings to these targeted verticals.

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

Reliance on government contracts

Our products are primarily sold to end-users such as governmental agencies, governmental authorities, and government-owned companies, many of which have complex and time-consuming procurement procedures.  A substantial period of time often elapses from the time we begin marketing a product until we actually sell that product to a particular customer.  In addition, our sales to governmental agencies', authorities' and companies' projects are directly affected by these end-users budgetary constraints and the priority given in their budgets to the procurement of our products.  A decrease in governmental funding for our end-users’ budgets would adversely affect our results of operations.  This risk is heightened during periods of global economic slowdown. Accordingly, governmental purchases of our systems, products and services may decline in the future if governmental purchasing agencies terminate, reduce or modify contracts.

Competition

The global market for safety, security, video management, site management solutions and products is highly fragmented and intensely competitive.  It is characterized by changing technology, new product introductions and changing customer requirements.  We compete principally in the market for perimeter intrusion detection systems, or PIDS and video management systems.  Some of our competitors and potential competitors have greater research, development, financial and personnel resources, including governmental support.  We cannot assure you that we will be able to maintain the quality of our products relative to those of our competitors or continue to develop and market new products effectively. Continued competitive pressures could cause us to lose significant market share.

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

After the re-measurement process is complete the financial statements are translated into our reporting currency, which is the U.S. dollar, using the current rate method.  Equity accounts are translated using historical exchange rates.  All other balance sheet accounts are translated using the exchange rates in effect at the balance sheet date.  Statement of operations amounts have been translated using the average exchange rate for the year.  The resulting translation adjustments are reported as a component of shareholders’ equity. For the years ended December 31, 2021, 2020 and 2019, our foreign currency translation adjustments totaled $9.7 million, $9.1 million and $5.9 million respectively. We recorded foreign exchange losses, net of $1 million, $1 million and $1.3 million in the years ended December 31, 2021, 2020 and 2019, respectively. The losses were exacerbated as a result of our higher cash balances during the years. The majority of those balances were denominated in USD and were translated into NIS, which depreciated by 3.3%, 7.0% and 7.8% against the U.S. dollar in 2021, 2020 and 2019, respectively.

Concentrations of credit risk

Financial instruments that are potentially subject to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term bank deposits, unbilled accounts receivable, trade receivables, long-term trade receivables and long-term loans.

As of December 31, 2021, $13,616 of our cash and cash equivalents and restricted cash and deposits were invested in major Israeli and U.S. banks, and approximately $12,787 were invested in other banks, mainly with the Royal Bank of Canada, Deutsche Bank, Natwest Bank and BBVA Bancomer. Cash and cash equivalents deposited with U.S. banks or other banks may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits maybe redeemed upon demand and therefore bear low risk.

The trade receivables and the unbilled accounts receivable of our company and our subsidiaries are derived from sales to large and solid organizations located mainly the United States, Canada, and Europe.  We perform ongoing credit evaluations of our customers and to date have generally not experienced any material losses.  An allowance for credit losses is recognized with respect to those amounts that we have determined to be doubtful of collection.  In certain circumstances, we may require letters of credit, other collateral or additional guarantees.  During the years ended December 31, 2021, 2020 and 2019 we recorded $0.1 million, $0.1 million and $0.1 million of expenses related to credit losses, respectively.  As of December 31, 2021, our allowance for credit losses amounted to $0.1 million.

We have no significant off-balance sheet concentration of credit risks, such as foreign exchange contracts or foreign hedging arrangements, except derivative instruments, which are detailed below.

Recent Developments

The ongoing COVID-19 pandemic has had an adverse effect on our industry and the markets in which we operate. The COVID-19 outbreak has impacted the verticals in which our customers operate and has resulted in a slowdown in our business with some of our customers. We have experienced postponed orders and suspended decision making in the markets that are likely to be negatively affected by COVID-19. Further, the guidance of social distancing and the requirements to work from home in key territories such as Canada, Germany, the USA and other countries, in addition to greatly reduced travel globally, has resulted in a substantial curtailment of business activities, which has affected and is likely to continue to affect our ability to conduct fieldwork as well as deliver products and services, thus, delaying some of the revenues expected in 2021 to a later date. We are unable at this time to estimate the extent of the effect of COVID-19 on our business.  In order to mitigate the impact of COVID-19 on our business, we have adopted a plan to reduce expenses and have enacted cost-savings measures. In addition, we have benefitted from approximately $1 million in subsidies from the Canada Emergency Wage Subsidy program.

Most of our administrative functions can be performed remotely. Our ability to collect money, pay bills, handle customer communications, schedule production, and order raw materials necessary for our production has not been materially impacted. To date we have not experienced a significant change in the timeliness of payments of our invoices and our cash position remains stable.

We had to occasionally adjust our manufacturing routine due to restrictions resulting from the Covid-19 pandemic, such as mandatory quarantines, social distancing, and an occasional absence of our manufacturing workforce. We had managed to continue manufacturing and deliveries of our products to our customers throughout 2021. Nevertheless, a potential increase of the Covid-19 pandemic-related quarantines and social distancing requirements, and the inability of our workforce to continue or quickly resume manufacturing after periods of absence, may disrupt our manufacturing operations, resulting in an adverse effect on our financial results

Supply chain disruptions have been exacerbated in 2021 as major shipping ports and manufacturing facilities in Asia have been affected by outbreaks of the Covid-19 variants, either closing or reducing capacity. The disruption to global supply chains has led to longer supplier delivery times and an increase in material prices.

The following table presents certain financial data expressed as a percentage of revenues for the periods indicated for the continuing operations:

	Year Ended December 31
	2021	2020	2019
Revenues	100%	100%	100%
Cost of revenues	37%	34%	38%
Gross profit	63%	66%	62%
Operating expenses:
Research and development, net	11%	12%	14%
Selling and marketing, net	29%	26%	29%
General and administrative	20%	19%	16%
Operating income	3%	9%	2%
Financial (expenses), net	(3)%	(3)%	(3)%
Income (loss) before income taxes	-	6%	(2)%
Taxes on income (tax benefit)	(6)%	(5)%	(1)%
Income (loss) from continuing operations	(6)%	1%	(2)%

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020 (for continuing operations)

Revenues.  Revenues from continuing operations increased by 4.7% to $34.9 million for the year ended December 31, 2021 from $33.4 million for the year ended December 31, 2020. The increase relates to some recovery in our business which was impacted by the COVID-19 pandemic.

Cost of revenues.  Cost of revenues increased by 15.0% to $12.9 million for the year ended December 31, 2021 from $11.2 million for the year ended December 31, 2020. Cost of revenues as a percentage of revenues increased to 37.0% in 2021 from 33.7% in 2020, primarily due to our revenue mix and some increases in the material costs.

Research and development expenses, net.  Research and development expenses, net slightly decreased by 0.9% to $3.9 million for the year ended December 31, 2021 from $4.0 million for the year ended December 31, 2020.

Selling and marketing expenses.  Selling and marketing expenses increased by 16.1% to $10.0 million for the year ended December 31, 2021 from $8.6 million for the year ended December 31, 2020, primarily due to the increase in revenues, travel and marketing activities in 2021. Selling and marketing expenses as a percentage of revenues increased to 28.6% in 2021 from 25.8% in 2020. The increase is driven mainly by the increase in travel, sales related expenses and marketing activities.

General and administrative expenses.  General and administrative expenses increased by 7.6% to $7 million for the year ended December 31, 2021 from $6.5 million for the year ended December 31, 2020. The increase is mainly due to the increase in operation and some one-time costs. General and administrative expenses amounted to 20% and 19.4% of revenues in 2021 and 2020, respectively.

Operating income.  We had operating income of $1.1 million for the year ended December 31, 2021 compared to operating income of $3.1 million for the year ended December 31, 2020. The decrease in operating income was primarily attributable to the reduction in gross margins due to revenues mix and increase in materials costs, as well as operating expenses increase, mainly from sales related expenses, travel and marketing costs.

Financial (expenses), net.  Our financial expenses, net, for the year ended December 31, 2021 was $1 million compared to financial expenses, net of $1 million for the year ended December 31, 2020.  The financial expenses in 2021 as well as in 2020 were primarily attributable to foreign exchange loss, net.

Income taxes.  We recorded tax expenses of $2.3 million in the year ended December 31, 2021 compared to tax expenses of $1.8 million in the year ended December 31, 2020, primarily due to a different geographical mix of pre-tax profitability as well as due to provisions for uncertain tax positions.

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019 (for continuing operations)

Revenues.  Revenues from continuing operations decreased by 5.1% to $33.4 million for the year ended December 31, 2020 from $35.1 million for the year ended December 31, 2019. The decrease relates mainly to the impact of the COVID-19 pandemic.

Cost of revenues.  Cost of revenues decreased by 16.3% to $11.2 million for the year ended December 31, 2020 from $13.4 million for the year ended December 31, 2019. Cost of revenues as a percentage of revenues decreased to 33.7% in 2020 from 38.2% in 2020, primarily due to our revenue mix and due to subsidies granted to our Canadian subsidiary under the Canada Emergency Wage Subsidy program.

Research and development expenses, net.  Research and development expenses, net decreased by 22% to $4 million for the year ended December 31, 2020 from $5.1 million for the year ended December 31, 2019.

Selling and marketing expenses.  Selling and marketing expenses decreased by 16.3% to $8.6 million for the year ended December 31, 2020 from $10.3 million for the year ended December 31, 2019, primarily due to the decrease in revenues, travel and marketing activities in 2020. Selling and marketing expenses as a percentage of revenues, decreased to 25.8% in 2020 from 29.3% in 2019. The decrease is driven mainly by the reduction in travel, as well as due to subsidies granted to our Canadian subsidiary.

General and administrative expenses.  General and administrative expenses increased by 12.9% to $6.5 million for the year ended December 31, 2020 from $5.7 million for the year ended December 31, 2019. The increase is mainly driven by increased legal costs, partially offset by subsidies granted to our Canadian subsidiary. General and administrative expenses amounted to 19.4% and 16.3% of revenues in 2020 and 2019, respectively.

Operating income.  We had operating income of $3.1 million for the year ended December 31, 2020 compared to operating income of $0.6 million for the year ended December 31, 2019. The increase in operating income was primarily attributable to the costs reductions, including the non-recurring subsidy, granted to our Canadian subsidiary under the Canada Emergency Wage Subsidy program.

Financial (expenses), net.  Our financial expenses, net, for the year ended December 31, 2020 was $1 million compared to financial expenses, net of $1.1 million for the year ended December 31, 2019.  The financial expenses in 2020 as well as in 2019 were primarily attributable to foreign exchange loss, net.

Income taxes.  We recorded tax expenses of $1.8 million in the year ended December 31, 2020 compared to tax expenses of $0.3 million in the year ended December 31, 2019, primarily due to a different geographical mix of pre-tax profitability as well as due to provisions for uncertain tax positions.

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

Our revenues are partly dependent on government procurement procedures and practices therefore our revenues and operating results are subject to substantial periodic variations.

Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets

We sell most of our products in North America, Europe and APAC.  Our financial results, which are reported in U.S. dollars, are affected by changes in foreign currency.  Our revenues are primarily denominated in U.S. dollars and Euros, while a portion of our expenses, primarily labor expenses, is incurred in NIS and CAD.  Additionally, certain assets, especially cash, trade receivables and other accounts receivables, as well as part of our liabilities are denominated in NIS and CAD.  As a result, fluctuations in rates of exchange between the U.S. dollar and non-U.S. dollar currencies may affect our operating results and financial condition.  The dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the U.S. dollar. The dollar cost of our operations in Canada may be adversely affected by the appreciation of the CAD against the U.S. dollar.  In addition, the value of our non-U.S. dollar revenues could be adversely affected by the depreciation of the U.S. dollar against such currencies.

The appreciation of the NIS, the CAD and the Euro in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked assets and the U.S. dollar amounts of any unlinked liabilities and increasing the U.S. dollar value of revenues and expenses denominated in other currencies.  Conversely, the depreciation of the NIS, the CAD and the Euro in relation to the U.S. dollar has the effect of reducing the U.S. dollar value of any of our liabilities which are payable in New Israeli Shekel, Canadian dollars and Euro (unless such costs or payables are linked to the U.S. dollar).  Such depreciation also has the effect of decreasing the U.S. dollar value of any asset that is denominated in NISs, CADs and Euros or receivables payable in NIS, CAD and Euro (unless such receivables are linked to the U.S. dollar).  In addition, the U.S. dollar value of revenues and expenses denominated in NIS, CAD or Euro would increase.  Because foreign currency exchange rates fluctuate continuously, exchange rate fluctuations may have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

The following table presents the rate of devaluation or appreciation of the NIS against the dollar. These metrics provide insight on the impact of currency fluctuations on our financial results.

Year ended December 31,	NIS devaluation (appreciation) rate %

2017	(9.8)
2018	8.1
2019	(7.8)
2020	(7.0)
2021	(3.3)

The U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the CAD.  In 2021, 2020 and 2019 the CAD appreciated against the U.S. dollar by 0.1%, 2.1% and 4.4%, respectively.

In 2021, 2020 and 2019, foreign currency fluctuations had a negative impact on our results of operations as we recorded foreign exchange loss, net of $1 million, $1 million and $1.3 million, respectively. We expect that our results of operations will continue to be affected by currency fluctuations in the future.

Conditions in Israel

We are incorporated under the laws of State of Israel.  See Item 3D “Key Information – Risk Factors – Risks Relating to Our Location in Israel” for a description of governmental, economic, fiscal, monetary and political policies or factors that have materially affected or could materially affect our operations.

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

As of December 31, 2021, we had a net deferred tax liability of $0.4 million, of which $0.7 million in domestic deferred tax liability offset by $0.3 million in foreign deferred tax asset.  We had total estimated available operating tax loss carryforwards of $9.7 million with respect to our operations in Israel to offset against future taxable income. We have recorded a full valuation allowance for such carryforward tax losses due to the uncertainty of their future realization. As of December 31, 2021, our subsidiaries outside of Israel had estimated total available carryforward operating tax losses of $4.6 million, of which $3.6 million was attributable to our U.S. subsidiaries (federal only), which may be used as an offset against future taxable income for periods ranging between 1 and 20 years. Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state tax law provisions. The annual limitation may result in the expiration of net operating losses before utilization.

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

B.	Liquidity and Capital Resources

Cash and cash equivalents amounted to $26.4 million at December 31, 2021 compared to $24.5 million at December 31, 2020.  The increase in cash and cash equivalents is primarily due to net cash provided by operating activities as well as investing activities which was offset by net cash used in financing activities. Our cash and cash equivalents, short and long-term bank deposits are held in various banks, mainly in U.S. dollars, Euros, NIS and CAD.

From our inception until our initial public offering in March 1993, we financed our activities mainly through cash flow from operations.  In March 1993, we received proceeds of $9.8 million from our initial public offering of 1,380,000 ordinary shares.  Subsequently, we made follow-on public offerings, in February 1997 (of 2,085,000 ordinary shares) and in April 2005 (of 1,700,000 ordinary shares), in which we raised $9.4 million and $14.9 million, respectively.  To allow us to begin to implement a new strategic plan, on September 8, 2010, a company affiliated with our former principal shareholder, provided us with a bridge loan of $10.0 million.  To repay the loan and to raise permanent capital for general working capital purposes including facilitating the implementation of our new business strategy, in July and August 2011 we raised $16.2 million from a rights offering of 5,273,274 ordinary shares and a private placement of 150,000 of our ordinary shares.

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

On August 16, 2021, following the completion of the sale of our Integration Solution Division and the receipt of the required court approval under Israeli law, we announced a cash distribution in the amount of US$1.725 per share (approximately US$40 million in the aggregate) which was paid on September 22, 2021.

We expect that our total research and development expenses in 2022 will be approximately $5 million.  Our research and development plan for 2022 covers development of new and innovative products, as well as the improvement of existing technologies.

We believe that our cash and cash equivalents, bank facilities, bank deposits and our expected cash flows from operations will be sufficient to meet our ongoing cash requirements through 2022.  However, our liquidity could be negatively affected by a decrease in demand for our products, including the impact of potential reductions in customer purchases that may result from the current general economic climate.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2021	2020	2019
	(in thousands)
Net cash provided by (used in) operating activities	6,029	2,317	(4,523)
Net cash provided by (used in) investing activities	31,725	16,220	(4,779)
Net cash provided by (used in) financing activities	(39,683)	(28,785)	178
Effect of exchange rate changes on cash and cash equivalents	981	2,828	2,089
Increase (decrease) in cash, cash equivalents and restricted cash	(948)	(7,420)	(7,035)
Cash, cash equivalents and restricted cash at the beginning of the year, including cash attributable to discontinued operations	27,345	34,765	41,800
Cash, cash equivalents and restricted cash at the end of the year, including cash attributable to discontinued operations	26,397	27,345	34,765
Less: Cash, cash equivalents, and restricted cash attributable to discontinued operations	-	2,814	5,326
Cash, cash equivalents, and restricted cash from continuing operations	26,397	24,531	29,439

Net cash provided by operating activities in the years ended December 31, 2021 and 2020 was approximately $6.0 million and $2.3 million, respectively, compared to net cash used in operating activities of approximately $4.5 million in the year ended December 31, 2019.

Net cash provided by operating activities in the year ended December 31, 2021 was primarily attributable to our profit in 2021, as well as $1.9 million of depreciation and amortization expenses, a decrease of $11.1 million in trade receivables, a decrease of $2.6 million in unbilled receivables and a decrease of $1.4 million in deferred income taxes. This was offset in part by the gain on divestiture of the Integrated Solutions Division of $14.9 million, a decrease of $0.8 million in trade payables, an increase of $0.7 million in inventories, a decrease of $0.5 million in customer advances, changes in accrued severance pay, net of $0.3 million and a decrease of $0.2 million in other accounts payable and accrued expenses and deferred revenues.

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

Net cash provided by investing activities of approximately $31.7 million and $16.2 million in the years ended December 31, 2021 and 2020, respectively, compared to net cash used in investing activities was approximately $4.8 million in the year ended December 31, 2019.

In the year ended December 31, 2021, our net cash provided by investing activities was primarily attributable to the divestiture of the Integrated Solutions Division for $32.6 million. This was offset in part by purchase of property and equipment for $0.8 million.

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

Net cash used in financing activities of approximately $39.7 million and $28.8 million in the years ended December 31, 2021 and 2020, respectively, compared to net cash provided by financing activities was $0.2 million in the year ended December 31, 2019.

In the year ended December 31, 2021, our net cash used in financing activities was attributable to cash distribution to Company’s shareholders of $40.1 million. This was offset in part by the proceeds from the issuance of shares upon exercise of options of $0.4 million.

In the year ended December 31, 2020, our net cash used in financing activities was attributable to the cash distribution to our company’s shareholders of $25 million, a dividend to redeemable non-controlling interests of $1.9 million and the purchase of redeemable non-controlling interests of $1.9 million.

In the year ended December 31, 2019, our net cash provided by financing activities was attributable to issuance of shares upon exercise of options of $0.5 million. This was offset in part by our purchase of outstanding warrants for $0.4 million.

For our continuing operations, we had capital expenditures for property and equipment of approximately $0.6 million, $0.4 million and $0.2 million, in the years ended December 31, 2021 and 2020 and $2019, respectively.  We estimate that our capital expenditures for 2022 will total approximately $0.6 million.  We expect to finance these expenditures primarily from our cash and cash equivalents and our operating cash flows.  However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions and changes in the demand for our products.

Credit Lines and Other Debt

As of December 31, 2021, we had credit lines with Bank Leumi Le-Israel B.M., or Bank Leumi, and Union Bank of Israel Ltd., or Union Bank, totaling $12.5 million in the aggregate (of which $10.7 million is reserved exclusively for guarantees, out of which $5.5 million was available as of December 31, 2021).  Our credit lines at Bank Leumi and Union Bank have no restrictions as to our use of the credit.  We are not under any obligation to maintain financial ratios or other terms in respect of our credit lines. In addition, as of December 31, 2021, our foreign subsidiary had credit lines with the Royal Bank of Canada of $0.6 million in the aggregate, of which $0.5 million was available at December 31, 2021.

As of December 31, 2021, our outstanding balances under our credit lines in Israel consisted of several bank performance, advance payment and bid guarantees totaling approximately $5.2 million, at an annual cost of 0.65%-1%.  As of December 31, 2021, the outstanding balances under the credit lines of our subsidiary consisted of several bank performance, advance payment and bid guarantees totaling approximately $0.1 million, at an annual cost of approximately 1.7%.

We have no significant off-balance sheet concentration of credit risks, such as foreign exchange contracts or foreign hedging arrangements, except derivative instruments, which are detailed below.

C.	Research and Development, Patents and Licenses.

Government Grants

We participate in programs sponsored by the Industrial Research Assistance Program (IRAP) in Canada. During 2021, 2020 and 2019 our Canadian subsidiary did not receive any grants with respect to such programs.

Investment Tax Credit

Our Canadian subsidiary is eligible for investment tax credits for its research and development activities and for certain current expenditures.  For the years ended December 31, 2021, 2020 and 2019, our Canadian subsidiary recognized $152,000, $151,000 and $180,000, respectively, of investment tax credits.

In addition, as of December 31, 2021, our U.S. subsidiary had available investment tax credits of approximately $189,000 to reduce future federal and state income taxes payable.  These credits will expire in 2022 through 2025 in the U.S. As of December 31, 2021, our subsidiaries made a full valuation allowance in respect of such investment tax credits.

D.	Trend Information.

Our 2021 results were impacted by a decrease in revenues from project customers and by the decrease in revenues from products customers due to the impact of the Covid-19 pandemic whereas the guidance of social distancing and the requirements to work from home in key territories such as USA, Canada, Germany, and other countries, in addition to greatly reduced travel globally, has resulted in a substantial curtailment of business activities. The COVID-19 outbreak has impacted verticals in which our customers operate (such as: oil and gas) and has resulted in a slowdown, postponement and sometime cancelation of projects.

We had to occasionally adjust our manufacturing routine due to restrictions resulting from the Covid-19 pandemic by Ontario the public health department, such as mandatory quarantines, social distancing, and an occasional absence of our manufacturing workforce, we had managed to continue manufacturing and deliveries of our products to our customers throughout 2021. Nevertheless, a potential increase of the Covid-19 pandemic-related quarantines and social distancing requirements, and the inability of our workforce to continue or quickly resume manufacturing after periods of absence, may disrupt our manufacturing operations, resulting in an adverse effect on our financial results.

Our operations were negatively affected by the worldwide shortage of various materials and sub-components required to produce certain of our PIDS products. This negative effect increased in the second half of 2021. We are monitoring the supply chain shortage, vs our ongoing and forecasted manufacturing requirements, while implementing various procurement methodologies to meet current and forecasted demand for our products. However, our ability to continue meeting the demand for our products is dependent among others, on our ability to maintain an effective procurement plan support from our suppliers, and when needed establish a contractual relationship with alternative suppliers.

E.	Critical Accounting Estimates.

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and the use of different assumptions would likely result in materially different results of operations.  Critical accounting policies are those that are both most important to the portrayal of our financial position and results of operations and require management’s most difficult, subjective or complex judgments.  Although not all of our significant accounting policies require management to make difficult, subjective or complex judgments or estimates, the following policies and estimates are those that we deem most critical

Explanation of Key Income Statement Items

Cost of revenues.  Our cost of revenues for perimeter products consists of component and material costs, direct labor costs, subcontractor costs, shipping expenses, overhead related to manufacturing and depreciation.  Our cost of revenues for Video Security sales consists primarily of direct labor costs, some component, material and subcontractor costs and overhead related to those sales.

In the past, our gross margin was affected by the proportion of our revenues generated from our Products and Projects segments.  Historically, our revenues from Products (our remaining operating segment following the sale of the Integrated Solutions (Projects) division to Aeronautics Ltd.) generally had higher gross margins than our Projects revenues.

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

Depreciation and Amortization and impairment of goodwill. The amount of depreciation and amortization attributable to our Products segment for the years ended December 31, 2021, 2020 and 2019 were approximately $1.5 million, $1.2 million and 1.3 million, respectively.

Financial Expenses, Net.  Financial expenses, net include exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the functional currency of each entity, currency transactions as well as interest income on our cash and cash equivalents and short term investments.

Revenue Recognition

We recognize revenues from continuing operations in accordance with ASC No. 606, "Revenue from Contracts with Customers" ("ASC No. 606"). As such, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy a performance obligation.

Following the sale of the Integrated Solution Division, we generate our revenues mainly from: (1) sales of security products; (2) services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts; and (3) software license fees and related services.

We enter into contracts that can include combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. The perpetual license is distinct as the customer can derive the economic benefit of the software without any professional services, updates or technical support.

The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer. We do not grant a right of return to our customers.

In instances of contracts where revenue recognition differs from the timing of invoicing, we generally determined that those contracts do not include a significant financing component. We use the practical expedient and do not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

Maintenance and support agreements provide customers with rights to unspecified software product updates, if and when available. These services grant the customers online and telephone access to technical support personnel during the term of the service. We recognize maintenance and support services revenues ratably over the term of the agreement, usually one year.

We generate revenues from the sales of its software products user licenses as well as from maintenance, support, consulting and training services.

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

During the years ended December 31, 2021, 2020 and 2019 we recorded inventory write-offs from continuing operations in the amounts of $0.1 million, $0.0 million and $0.2 million respectively.  Such write-offs were included in cost of revenues.

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

As of December 31, 2021, we had a net deferred tax liability of $0.4 million, of which $0.7 million in domestic deferred tax liability offset by $0.3 million in foreign deferred tax asset.  We had total estimated available operating tax loss carryforwards of $9.7 million with respect to our operations in Israel. Our non-Israeli subsidiaries had estimated total available operating tax loss carryforwards of $4.6 million, of which $3.6 million was attributable to our U.S. subsidiaries (federal only), which may be used as an offset against future taxable income for periods ranging between 1 and 20 years.  As of December 31, 2021, we recorded a partial valuation allowance on these carryforward tax losses due to the uncertainty of their future realization. Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

Goodwill

Goodwill and certain other purchased intangible assets have been recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an impairment test.

ASC No. 350, "Intangible-Goodwill and other" requires goodwill to be tested for impairment at least annually and, in certain circumstances, between annual tests. The accounting guidance gives the option to perform a qualitative assessment to determine whether further impairment testing is necessary. The qualitative assessment considers events and circumstances that might indicate that a reporting unit's fair value is less than its carrying amount. If it is determined, as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative test is performed. Alternatively, ASC No. 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the quantitative goodwill impairment test

If the carrying value of a reporting unit exceeds its fair value, we should recognize an impairment of goodwill for the amount of this excess. We perform an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present.

As of June 30, 2021, as a result of the sale of the Projects segment, we began operating as one operating segment with a single reporting unit.

In 2020 and 2019, we operated as two operating segments, each comprised of one reporting unit. For the purposes of impairment testing of goodwill, we identified two reporting units to which goodwill relates: (1) Products reporting unit which comprises the Products segment and; (2) ESC BAZ reporting unit within the Projects segment.

For the years ended December 31, 2021, 2020 and 2019, no impairment losses were identified.

Intangible assets

Our intangible assets are comprised of patents, acquired technology, customer relations and backlog. Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350, “Intangibles – Goodwill and Other.”

For the years ended December 31, 2021, 2020 and 2019, no impairment losses were identified.

Impairment of long-lived assets

Our long-lived assets (assets group) to be held or used, including right of use assets and intangible assets that are subject to amortization, are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. For the years ended December 2021, 2020 and 2019, we did not record any impairment charges attributable to long-lived assets.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management.

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Gillon Beck	60	Chairman of the Board of Directors
Ron Ben-Haim	52	Director
Jacob Berman	73	Director
Avraham Bigger (1)(2)	76	Director
Limor Steklov (1)(2)	51	External Director
Moshe Tsabari (1)(2)	68	External Director
Dror Sharon	56	Chief Executive Officer
Tomer Hay	45	Chief Financial Officer
Doron Kerbel	50	Vice President – General Counsel and Company Secretary
Fabien Haubert	47	Vice President & Managing Director of Senstar - Head of the Product Division
____________
(1) Member of our Audit Committees.
(2) Member of our Compensation Committee

Gillon Beck has served as a director and Executive Chairman of our board of directors since September 2014. Since 2003, Mr. Beck has been a Senior Partner at FIMI Opportunity Funds, the controlling shareholder of Senstar, as well as a Director of the FIMI Opportunity Funds’ General Partners and SPV companies. In addition, Mr. Beck currently serves as Chairman of the Board of ImageSat NV, Emet Computing Ltd. (TASE), Gal-Shvav Ltd, Bet Shemesh Engines Ltd. (TASE: BSEN), Inrom Industries Ltd., Bird Aerosystems Ltd, and is a director of Rafa Laboratories Ltd., Simplivia Ltd., Orbit Technologies Ltd (TASE: ORBI), Carmel Forge Ltd.,  AITECH Ltd, Stern Engineering Ltd., Utron Ltd. ( TASE) and Unitronics (1989) (RG) Ltd (TASE: UNIT).  During the past five years, Mr. Beck had served as a member of the Board of Directors of the following public companies: Overseas Commerce Ltd (TASE: OVRS), Ham-Let Ltd., Inrom Construction Ltd. From 1999 to 2003, Mr. Beck served as Chief Executive Officer and President of Arad Ltd. (TASE Mr. Beck received a Bachelor of Science degree (Cum Laude) in Industrial Engineering in 1990 from the Technion – Israel Institute of Technology, and a Master of Business Administration in Finance in 1992 from Bar-Ilan University.

Ron Ben-Haim has served as a director since September 2014.  Mr. Ben-Haim has been a partner in FIMI Opportunity Funds since 2006. Mr. Ben-Haim currently serves on the boards of directors of  Poliram Plastic Industries Ltd., Aitech Rugged Group, Inc., Inrom Industries Ltd., Simplivia Healthcare, Ltd., Gal-Shvav, Ltd., Orbit Technologies, Ltd. (TASE:ORBI), G1 Security Solutions Ltd (TASE:GOSS) and TAT Technologies, Ltd. (TASE, NASDAQ:TATT). Mr. Ben Haim formerly served as a member of the boards of directors of the following public companies: Hadera Paper Ltd., Overseas Commerce, Ltd., Inrom Construction Industries Ltd., Medtechnica, Ltd., Tadir-Gan (Precision Products) 1993, Ltd., Ginegar Plastic Products, Ltd., Raval Acs, Ltd., Merhav Ceramic and Building Materials Center, Ltd. and Ophir Optronics, Ltd. Mr. Ben Haim was previously with Compass Advisers, LLP, an investment banking firm based in New York and in Tel Aviv and with the Merrill Lynch Mergers and Acquisitions group in New York. Prior to Merrill Lynch, Mr. Ben-Haim worked at Teva Pharmaceuticals in production management. Mr. Ben-Haim holds a B.Sc. degree in industrial engineering from the Tel Aviv University and an M.B.A. degree from New York University. On 26 April 2022, Mr. Ben-Haim informed the Company of his resignation from the Company Board, effective 27 April 2022.

Jacob Berman has served as a director since November 2013.  Since November 2014 until March 2019, Mr. Berman had served as the chairman of the board of directors of Israel Discount Bank of New York and acted as a member of our audit committee and compensation committee between September 2014 and December 2014. Mr. Berman is the President and founder of JB Advisors, Inc., a New York based financial advisory firm with extensive experience in international private banking, real estate investment counseling, and commercial/retail banking since 2002.  Mr. Berman was the founder, President and CEO of the Commercial Bank of New York.

Avraham Bigger has served as a director since September 2014.  Mr. Bigger has been, since 2010, the owner and a member of the Board of Directors of Bigger Investments Ltd. Mr. Bigger currently serves as the chairman of the board of PCB Technologies Ltd. and of the board at Recha, board member at MCA (car import and distributor), international board member of the Weitzman Science Institute and a board member of the Israel Nature and Heritage Foundation. He formerly served as the Chief Executive Officer and Chairman of the Board of Directors of Adama Ltd. (formerly) Makhteshim Agam Industries Ltd.), Chairman of the Boards of Directors of Supersol Ltd. (TASE:SAE), Caniel Beverages & Caniel Packaging Industries Ltd., the Edmond Benjamin de Rothschild Caesarea Foundation and as managing director of Paz Oil Company Ltd. (TASE:PZOL) and Israel General Bank (U Bank). Mr. Bigger also served as a member of the Boards of Directors of Bank Leumi Le-Israel Ltd. (TASE:LUMI), First International Bank of Israel Ltd. (TASE:FIBI), Strauss Group Ltd. (formerly known as Strauss-Elite Ltd.) (TASE:STRS), Partner Communications Company Ltd. (TASE, NASDAQ:PTNR), Cellcom Israel Ltd. (TASE, NYSE:CEL), El-Al Israel Airlines Ltd., Migdal Insurance  and various private companies. Mr. Bigger received a Bachelor of Economics degree and an M.B.A. degree, both from the Hebrew University of Jerusalem.

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

Moshe Tsabari has served as an external director since December 2014.  Since 2018 Mr. Tsabari has served as EVP for innovation at ICTS Europe S.A. which is part of Groupe Sofinord S.A. Until 2018 Mr. Tsabari was the owner and had served as the joint CEO of GME Trust, a company that advises on crisis management and improvement of work processes, in Israel and worldwide.  Since 2005, Mr. Tsabari has served as the owner and director of Osher – Training & Consulting Ltd.  From 2006 to 2011 Mr. Tsabari served as a senior partner in the International Company for Defense and Rescue Ltd. and in QG Company, two companies that are engaged in the provision of consultancy and training projects in the security field in Israel.  In addition, Mr. Tsabari is the founder of the International Institute for Researching the Arab World, is a former director in Links Aviation and is the former CEO of SYS-TRY, an electronic equipment development company.  Prior to that, Mr. Tsabari served for 15 years, until 2004, in the Israeli Security Agency (ISA) in a number of positions, including Director of Personal in the Human Resources Division, Director of Security Assistance Division (rank in both positions equivalent to Major General) and Head of the Operations Division (rank equivalent to Brigadier).  Mr. Tsabari holds a B.Sc. degree in Geodetic Engineering, a M.A. degree in Industrial and Management Engineering and a PhD degree in Science, all from the Technion – The Israeli Institute of Technology. In addition, Mr. Tsabari is an A.M.P. graduate from the Wharton School of the University of Pennsylvania.

Dror Sharon has served as our Chief Executive Officer since June 24, 2018, following a six years career as President and CEO of Controp Precision Technology Ltd., a company specializing in developing, manufacturing and selling electro optical and precision motion control systems for the global defense and homeland security (HLS) markets. Prior to that, Mr. Sharon served in various positions at Opgal Optronics Ltd., the last four years as its President and CEO. Mr. Sharon holds an MBA degree from Derby University, United Kingdom and a B.Sc. degree in Mechanical Engineering (Dean’s award of excellence) from the Technion -Israel Institute of Technology, Haifa, Israel.

Tomer Hay has served as Chief Financial Officer since July 2021. Mr. Hay joined the Company in 2012 as Corporate Controller and progressed to the position of VP Finance before his appointment as CFO. As VP Finance, Mr. Hay was responsible for the Company’s financial reporting, analysis, controls and tax matters. In addition, he was actively involved in strategic processes, including M&A and restructuring. Prior to joining the Company, Mr. Hay had a successful career within the high-tech sector at Ernst and Young Israel, ending as Senior Audit Manager. Mr. Hay brings over 18 years of professional experience and knowledge of financial management of NASDAQ-listed companies engaged in the tech sector. Mr. Hay is a certified public accountant in Israel and holds a B.A. degree in Accounting and Economics from Tel-Aviv University.

Doron Kerbel has served as our General Counsel since July 2015.  Prior to joining Senstar, Mr. Kerbel had served for more than eight years as legal counsel at Elbit Systems Ltd. (NASDAQ: ESLT) Aerospace Division.  Mr. Kerbel has extensive experience in advising on variety of commercial legal issues, mergers and acquisitions as well as (private finance initiatives) PFI and BOT (Build Operate Transfer) projects, both locally and internationally.  Prior to his work at Elbit Systems, Mr. Kerbel was an associate lawyer at M. Firon & Co. and Senior Legal Counsel for International Law at the Israeli Embassy to the Netherlands.  Mr. Kerbel holds a LL.B. degree from the Interdisciplinary Center (IDC) Herzliya and a LL.M. degree (with distinction) from the International Law School, University of Amsterdam.

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

The terms of office of Messrs. Beck, Berman, Ben-Haim and Bigger will expire at our 2022 annual general meeting of shareholders.  The terms of our external directors, Mr. Tsabari and Ms. Steklov, expire at our 2023 and 2022 annual general meetings, respectively.

B.	Compensation

Compensation of Directors and Executive Officers

The aggregate compensation costs on behalf of our directors and executive officers as a group during 2021 consisted of approximately $3.2 million in salary, fees, bonus, equity based compensation, commissions and directors’ fees, but excluding dues for professional and business associations, business travel and other expenses commonly reimbursed or paid by companies. As of December 31, 2021, the aggregate amount set aside or accrued for pension, retirement and vacation or similar benefits for our directors and executive officers was approximately $0.2 million.  In addition, we provide automobiles to our executive officers at our expense.

We pay our directors an annual fee of NIS 90,000 (approximately $28,000) and a fee of NIS 4,000 (approximately $1,200) for each board or committee meeting that they attend.  Such amounts are linked to the Israeli consumer price index, or CPI, and are updated on a semi-annual basis and accordingly, are adjusted to reflect changes in the CPI in February and August, each year. In addition, we pay to our Executive Chairman a monthly payment of NIS 15,000 (approximately $4,600).  Our executive Chairman is also entitled to a director fees paid to all of our directors as described above. In addition, Mr. Beck is entitled to annual cash bonus of $30,000 payable in the event our net profit pursuant to our annual audited and consolidated financial statement exceeds $5,000,000.

As of December 31, 2021, our directors and executive officers as a group, then consisting of 10 persons, held options to purchase an aggregate of 526,000 ordinary shares, having exercise prices ranging from $1.9 to $3.28 and expiration dates ranging from 2021 to 2028.  Generally, the options vest over a two to four year period.  See this Item 6E. “Directors, Senior Management and Employees – Share Ownership – Stock Option Plans.”

Compensation of Senior Office Holders – Israel Companies Law Disclosure

The table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Israeli Companies Law) during the year ended December 31, 2021 (which include one former senior officer), in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Information Regarding the Covered Executive(1) (dollars in thousands)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Dror Sharon – Chief Executive Officer	338	160	510	98	1,106
Brian Rich – Former President and CTO of Senstar Corporation (6)	144	272	50	-	466
Yaacov (Kobi) Vinokur – Former Chief Financial Officer (7)	180	78	214	(22)	450
Doron Kerbel - Vice President General Counsel and Company Secretary	152	68	189	16	425
Fabien Haubert –Vice President & Managing Director of Senstar - Head of the Product Division	191	44	76	26	337
(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.
(2)
All current Covered Executives listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2021.

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

(4)	Amounts reported in this column refer to Variable Compensation such as commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2021.
(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2021.
(6)	Mr. Rich resigned effective December 31, 2021.
(7)	Mr. Vinokur resigned effective November 30, 2021.

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

External and Independent Directors

External directors.  The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors.  The Israeli Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above as well as a sibling, brother, sister or parent of the foregoing relatives. In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder. Furthermore, if the company does not have a controlling shareholder or a shareholder holding at least 25% of the voting rights, “affiliation” also includes a relationship, at the time of the appointment, with the chairman of the board, the chief executive officer, a substantial shareholder or the most senior financial officer of such company. Regulations promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an external director. In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director or if such person is an employee of the Israel Securities Authority or of an Israeli stock exchange.  If, at the time an external director is appointed, all current members of the board of directors are of the same gender, then that external director must be of the other gender.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

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

Our compensation committee is currently composed of Ms. Steklov and Messrs. Bigger and Tsabari. Mr. Tsabari serves as the chairperson of our Compensation Committee. The composition and function of the Compensation Committee comply with the requirements of the Israeli Companies Law and NASDAQ Stock Market Rules.

Israeli Regulations

In March 2016, the Israeli Companies Law Regulations were amended to reduce certain duplicative regulatory burden to which Israeli companies publicly traded on NASDAQ are subject to.

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

Board Diversity

While we do not have a formal policy on diversity, our Board considers diversity to include the skill set, background, reputation, type and length of business experience of our board members, as well as a particular nominee’s contribution to that mix. Although there are many other factors, the Board seeks individuals with experience in the defense industry, sales and marketing, legal and accounting skills and board experience. Nasdaq’s Board Diversity Rule requires companies listed on Nasdaq to publicly disclose board-level diversity statistics using a standardized template by the later of August 8, 2022 or our 2022 proxy statement.

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

We are committed to providing a safe work environment for our employees. We have taken necessary precautions in response to the recent COVID-19 outbreak, including offering employees flexibility to work from home, mandatory social distancing requirements in the workplace (such as adding more space between workspaces) and health monitoring for our employees, daily office disinfection and sanitization, provision of hand sanitizer and face masks to all employees, and improvement and optimization of our telecommuting system to support remote work arrangements.

As of December 31, 2021 following the divestiture of our Integrated Solutions (Projects) division, we employed 160 full-time employees, of whom 24 were employed in general management and administration, 55 were employed in selling and marketing, 46 were employed in production, customers' support and maintenance and 35 were employed in engineering and research and development.  Of such full-time employees, 107 were located in Canada, 22 were in the United States and 31 were in various other countries.

As of December 31, 2020, prior to the divestiture of our Integrated Solutions (Projects) division, we employed 394 full-time employees, of whom 57 were employed in general management and administration, 77 were employed in selling and marketing, 17 were employed in projects management, 181 were employed in production, installation and maintenance, and 62 were employed in engineering and research and development.  Of such full-time employees, 157 were located in Israel, 116 were in Canada, 24 were in the United States and 97 were in various other countries.

As of December 31, 2019, prior to the divestiture of our Integrated Solutions (Projects) division, we employed 421 full-time employees, of whom 59 were employed in general management and administration, 80 were employed in selling and marketing, 18 were employed in projects management, 195 were employed in production, installation and maintenance, and 69 were employed in engineering and research and development.  Of such full-time employees, 161 were located in Israel, 123 were in Canada, 25 were in the United States and 112 were in various other countries.

We generally provide our employees with benefits and working conditions beyond the required minimums.  Each of our subsidiaries provides a benefits package and working conditions which we believe are competitive with other companies in their field of operations.

E.	Share Ownership.

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of April 24, 2022.

Name	Number of Ordinary Shares Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Gillon Beck (3)	-	-
Ron Ben-Haim (3)	-	-
Jacob Berman	13,750	*
Avraham Bigger	-	-
Limor Steklov	-	-
Moshe Tsabari	-	-
Dror Sharon (4)	240,000	1%
Tomer Hay	-	*
Doron Kerbel (5)	16,000	*
Fabien Haubert (6)	24,000	*
All directors and executive officers as a group (10 persons) (7)	293,750	1.3
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

(2)	The percentages shown are based on 23,309,987 ordinary shares issued and outstanding as of April 24, 2022.

(3)	Does not include any ordinary shares held by the FIMI Funds.

(4)	Includes 240,000 ordinary shares issuable upon the exercise of currently exercisable options.

(5)	Includes 16,000 ordinary shares issuable upon the exercise of currently exercisable options.

(6)	Includes 24,000 ordinary shares issuable upon the exercise of currently exercisable options.

(7)	Includes 280,000 ordinary shares issuable upon the exercise of currently exercisable options.

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

The 2010 Plan is designed to allow the grantees to benefit from the tax benefits under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961.  Our Board of Directors has resolved that all options that will be granted to Israeli residents under the 2010 Plan will be taxable under the “capital gains route.”  Pursuant to this route, the profit realized by an employee is taxed as a capital gain (25%) if the options or underlying shares are held by a trustee for at least 24 months from their date of the grant or issuance.  Any difference between the exercise price of the options and the average price of the company’s shares during the 30 trading days before the date of grant of the options will be treated as ordinary income and will be taxed according to the employee’s marginal tax rates plus social contribution.  If the underlying shares are sold before the elapse of such period, the profit is re-characterized as ordinary income. As of December 31, 2021, options to purchase 620,000 ordinary shares were outstanding under the 2010 Plan, exercisable at an average exercise price of $2.777 per share. During 2021, 105,000 options were awarded under the 2010 Plan. Options to purchase 137,668 ordinary shares were exercised during 2021.

ITEM 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information as of April 24, 2022 regarding the beneficial ownership of our ordinary shares, by each person or entity known to us to own beneficially 5% or more of our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
FIMI Opportunity Five (Delaware), Limited Partnership (3)	4,646,924	19.9%
FIMI Israel Opportunity Five, Limited Partnership (3)	5,207,235	22.4%
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

(2)	The percentages shown are based on 23,309,987 ordinary shares issued and outstanding as of April 24, 2022.

(3)
Based on Schedule 13D/A filed with the SEC on October 11, 2016 and other information available to us.  The address of FIMI Opportunity Five (Delaware), Limited Partnership and FIMI Israel Opportunity Five, Limited Partnership is c/o FIMI FIVE 2012 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 6789141, Israel.

Significant Changes in the Ownership of Major Shareholders

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

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 24, 2022, there were 26 holders of record of our ordinary shares, of which 24 record holders holding approximately 91.3% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 91.2% of our outstanding ordinary shares as of such date.

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

In February 2019, Magal Mexico (our former subsidiary whose shares were sold as part of the Integrated Solutions Division sale) initiated a dispute procedure with the Mexican tax authorities requesting the recognition of deduction of certain expenses as claimed by the former Mexican subsidiary in its annual tax filings. In July 2019, the tax authorities denied the former Mexican subsidiary position. On September 11, 2019, Magal Mexico filed a nullity claim (administrative trial) against the resolution of the Mexican Internal Revenue Service (Servicio de Administración Tributaria) that had requested the former subsidiary to correct its tax situation. The claim was admitted and resolved in favor of the former subsidiary, on August 5, 2020. This resolution was then challenged by the tax authority, through a motion of review before the Collegiate Courts of Circuit, which resolved the appeal by the tax authority unfavorably to the former Mexican subsidiary, on June 4, 2021.

On September 21, 2021, the former Mexican subsidiary appealed the resolution by the lower court before the Collegiate Courts of Circuit, in October 2021, the Collegiate Court admitted the appeal, however, on March 14, 2022, the Court notified the resolution whereby it ruled in favor of the Tax Authority, deciding to confirm the challenged resolution. On March 25, 2022, the former Mexican subsidiary appealed the Collegiate Court's decision before the Mexican Supreme Court of Justice.

Under the Purchase Agreement of the Integrated Solutions division of February 7, 2021, we are financially liable for the outcome of this dispute and thus required to indemnify Aeronautics Ltd. per the final tax resolution in this matter.

Dividend Distribution Policy

While we have historically retained our earnings to finance operations and expand our business, on December 7, 2020, we announced a cash distribution in the amount of US$1.079 per share (approximately US$ 25 million in the aggregate) which was paid on December 28, 2020, and, following the completion of the sale of Integration Solutions Division and court approval, we announced on August 16, 2021 a cash distribution in the amount of $1.725 per share (approximately $40 million in the aggregate), which was paid on September 22, 2021. Future dividend distributions are subject to the discretion of our board of directors and approval of our shareholders and will depend on a number of factors, including our operating results, future capital resources available for distribution, capital requirements, financial condition, the tax implications of dividend distributions on our income, future prospects and any other factors our board of directors may deem relevant.

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

On June 30, 2021, we completed the sale of our Integration Solution Division to Aeronautics Ltd., a subsidiary of RAFAEL Advanced Defense Systems Ltd., in a share and asset purchase agreement for total consideration of $35 million in cash, on a cash-free, debt-free basis. As part of the acquisition, Aeronautics acquired our facility in Yehud, Israel.

Following the sale of the Integrated Solutions (Project) Division, we changed our name to Senstar Technologies Ltd. and focused our business on providing comprehensive physical, video and access control security products and solutions, with development and manufacturing facilities located in Canada and sales and support offices in the US, EMEA, China and APAC regions as well as in Canada.

 Our ordinary shares are traded on the NASDAQ Global Market under the symbol “SNT”.  Our website is www.senstartechnologies.com.

ITEM 9.	The Offer and Listing

A.	Offer and Listing Details.

Our ordinary shares are traded on the NASDAQ Global Market.  Our ticker symbol is “SNT.”

B.	Plan of Distribution.

Not applicable.

C.	Markets.

Our ordinary shares have traded on the NASDAQ Global Market since our initial public offering in 1993. Since September 30, 2021 our ordinary shares trade under the symbol “SNT” (previously under the symbol “MAGS”).

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

On June 30, 2021, we completed the sale of our Integration Solution Division to Aeronautics Ltd., a subsidiary of RAFAEL Advanced Defense Systems Ltd., in a share and asset purchase agreement for total consideration of $35 million in cash, on a cash-free, debt-free basis. As part of the acquisition, Aeronautics acquired our facility in Yehud, Israel.

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

Until the sale of the Integrated Solution Division on June 30, 2021, we believed that we qualified as a Preferred Enterprise, under Law for the Encouragement of Capital Investments, 1959 ("the Law") and accordingly were eligible for a reduced corporate tax rate of 16% on our preferred income, as defined in the Law.

In addition, any dividends distributed to individuals or foreign residents from the preferred enterprise's earnings as above were subject to tax at a rate of 20%.

Following the sale of the Integrated Solution Division, our income is not eligible for Preferred Enterprise benefits and is taxed at the regular corporate tax rate for Israeli companies at 23%.

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

Generally, as of January 1, 2012, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “significant shareholder” at the time of sale or at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 30% (in case of Israeli individual shareholders who acquired shares before January 1, 2012 the rates applicable to the holding period between January 1, 2003 and December 31, 2012 should be 20% and 25% instead of the abovementioned 25% and 30% respectively. In case of individual shareholders who acquired shares before January 1, 2003, the rates applicable to the holding period until such date shall be based on tax brackets and rates applicable to regular income. Real capital gain in such cases shall be calculated based on linearity throughout the entire holding period). However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Israeli companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares. A surtax of 3% applies on top of the above rates in case of individuals whose taxable income (including inter-alia income from real capital gain) in the relevant year exceeds a threshold of NIS 647,640 (for 2021 – indexed annually).

The tax basis of our ordinary shares acquired prior to January 1, 2003 will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided however that certain conditions are met including, but not limited to that such capital gains are not derived from a permanent establishment in Israel and such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest (through any means of control) of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances, where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source (generally, withholding tax under Israeli law is not self-assessed by the payer and reduced or no withholding tax (where relevant) requires pre-approval from the ITA).

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

Taxation of Dividends paid to Non-Resident Holders of Shares

Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends.  On distributions of dividends other than bonus shares or stock dividends, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a “significant shareholder” at the time of receipt of the dividend or at any time during the 12-month period preceding such, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.  However, under the Investments Law, dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%. A surtax of 3% applies on top of the above rates in case of individuals whose taxable income (including inter-alia income from dividend) in the relevant year exceeds a threshold of NIS 647,640 (for 2021 – indexed annually).

 Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, if the income out of which the dividend is paid is not generated by an Approved Enterprise (or Benefited Enterprise), and not more than 25% of our gross income consists of interest or dividends, dividends paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%. Dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15% under the U.S.-Israel Tax Treaty. With respect to the December 2020 and 2021 cash distributions the Company requested the ITA for a ruling determining whether the said distribution should be treated as a capital reduction or dividend. Note that treaty rates are not automatically applied under Israeli law and require preapproval from the ITA (by way of a withholding tax reduction certificate) which should be actively sought by the payee.

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

Passive Foreign Investment Companies

Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the ordinary shares), and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2021 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. If we were a PFIC for any taxable year during which a U.S. Holder owned Ordinary Shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of Ordinary Shares would be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our Ordinary Shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the IRS on IRS Form 8621.

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

We are subject to certain of the reporting requirements of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act.  As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required to file quarterly reports including financial statements.  We file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm.  We also submit to the SEC reports on Form 6-K containing, among other things, press releases and unaudited financial information.  We post our annual report on Form 20-F on our website (www.senstartechnologies.com) promptly following the filing of our annual report with the SEC.  The information on our website is not incorporated by reference into this annual report.

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

Foreign Currency Exchange Risk

We sell most of our products in North America, Europe, Latin America and Israel.  Our revenues are primarily denominated in U.S. dollars, Canadian dollars, Euros and NIS, while a portion of our expenses, primarily labor expenses, is incurred in NIS and Canadian Dollars.  Additionally, certain assets, especially trade receivables, as well as part of our liabilities are denominated in NIS and CAD.  As a result, fluctuations in rates of exchange between the U.S. dollar and non-U.S. dollar currencies may affect our operating results and financial condition.  The dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the U.S. dollar. The U.S. dollar cost of our operations in Canada may be adversely affected by the appreciation of the Canadian dollars against the U.S. dollar. The U.S. dollar cost of our operations in Mexico may be adversely affected by the appreciation of the Mexican peso against the U.S. dollar. In addition, the value of our non-U.S. dollar revenues could be adversely affected by the depreciation of the U.S. dollar against such currencies.

The U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the CAD.  In 2021, 2020 and 2019 the CAD appreciated against the U.S. dollar by 0.1%, 2.1% and 4.4%, respectively.

In 2021, 2020 and 2019, foreign currency fluctuations had a negative impact on our results of operations as we recorded foreign exchange loss, net of $1 million, $1 million and $1.3 million, respectively. We cannot assure you that in the future our results of operations may not be materially affected by currency fluctuations.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021.  In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission.  Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31,2021.

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

ITEM 16B.              Code of Ethics

Our amended and restated code of ethics, which was initially adopted in April 2010 and thereafter amended in 2017 and is reviewed periodically by the Board, applies to our chief executive officer and all senior financial officers of our company, including our chief financial officer, chief accounting officer or controller, and persons performing similar functions.  The amended and restated code of ethics reflects our growing emphasis on international operations and better addresses issues related with such activities by providing clear instructions in connection with commercial international activities.  The code of ethics is publicly available on our website at www.senstartechnologies.com.  Written copies are available upon request.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.             Principal Accountant Fees and Services

Independent Public Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by our principal independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young global.  All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31,
Services Rendered	2021	2020
Audit (1)	270,000	315,000
Tax (2)	43,000	35,000
Other (3)	4,000	46,000
Total	317,000	396,000
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

ITEM 16E.              Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any ordinary shares of our company nor did an affiliated purchaser purchase any shares of our company on our behalf during 2021.

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

ITEM 16H.             MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.               Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

ITEM 17.                Financial Statements

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.                Financial Statements

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.                Exhibits

Exhibit No.	Description
1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant (2)
2.1	Specimen Share Certificate for Ordinary Share (3)
2.2	Registrant’s 2010 Israeli Share Option Plan (4)
2.4	Amendment to Registrant’s 2010 Israeli Share Option Plan(5)
2.5	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934(6)
4.1	Form of Indemnification Agreement – Office Holder(7)
4.2	Compensation Policy of Office Holders (8)
4.3	Share and Asset Purchase Agreement by and between Aeronautics Ltd. and the Registrant dated February 7, 2021. (9)
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer
15.2	Consent of Sallas, Sainz – Grant Thornton, S.C.
101.INS	Inline XBRL Instance Document.*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.*
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.*
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.*
101.LAB	Inline XBRL Taxonomy Label Linkbase Document.*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*
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

(3)	Filed as Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019, and incorporated herein by reference.

(4)	Filed as Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

(5)	Filed as Exhibit 2.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013, and incorporated herein by reference.

(6)	Filed as Exhibit 2.5 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019, and incorporated herein by reference.

(7)	Filed as Exhibit A to Exhibit 99.1 to the Registrant’s Proxy Statement on Form 6-K furnished to the Securities and Exchange Commission on July 15, 2019 and incorporated herein by reference.

(8)	Filed as Exhibit A to Exhibit 99.1 to the Registrant’s Proxy Statement on Form 6-K furnished to the Securities and Exchange Commission on July 16, 2021 and incorporated herein by reference.

(9)	Filed as Exhibit 99.2 to the Registrant’s Report on Form 6-K furnished to the Securities and Exchange Commission on February 8, 2021 and incorporated herein by reference.

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

IN U.S. DOLLARS

- - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SENSTAR TECHNOLOGIES LTD.
(Formerly: Magal Security Systems Ltd.) and its subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Senstar Technologies Ltd. (formerly: Magal Security Systems Ltd.) and Its Subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, based on our audit and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We did not audit the financial statements of Magal Soluciones Integrales SA de CV (formerly named: Senstar Latin America SA DE CV.), a wholly formerly owned subsidiary, which reflect total revenues from discontinued operations constituting 14.9% in 2019, of the related total discontinued operation revenues. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it related to the amounts included for Magal Soluciones Integrales SA de CV (formerly named: Senstar Latin America SA DE CV.), is based solely on the report of the other auditors.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Title	Accounting for Discontinued Operations and Related Gain Recognition
Description of the Matter
As described in Note 1g to the consolidated financial statements, in June 2021 the Company completed the sale of the Integrated Solutions Division. Management has reflected the results of the Integrated Solutions operation as discontinued operation in the consolidated statements of operations for all periods presented. Management presents discontinued operation when there is a disposal of a component group or a group of components that, in management’s judgment, represents a strategic shift that will have a major effect on operations and financial results.

The loss from discontinued operations before income taxes for the Integrated Solutions business was $4.7 million for the fiscal year ended December 31, 2021. In connection with the sale of the Integrated Solutions Division, the Company recognized a pre-tax capital gain of $14.9 million.

We identified the determination of the results from discontinued operations as a critical audit matter given the significant judgments made by management to apply ASC 205-20 and the high degree of complexity in identifying and segregating the assets, liabilities, and results of operations for the discontinued businesses, as well as the assessment of the tax impacts of the transaction. Auditing these judgments required a high degree of auditor judgment and an increased extent of effort.

How We Addressed the Matter in Our Audit
Our audit procedures included, among others, evaluating management’s assessment of the discontinued operations criteria for the Integrated Solutions operating segment, assessing the terms of the Purchase Agreement to determine the completeness and accuracy of the components included in the calculation of the capital gain from the sale and testing the tax impacts of the transaction. In addition, we tested the classification of revenue and expenses classified as discontinued operations, and the resulting adjustments made to the statements of operations.

Furthermore, we evaluated the accuracy and completeness of management's disclosure related to the discontinued operation.

We have served as the Company's auditor since 1984.

/s/ Kost Forer Gabbay & Ksierer
Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
April 27, 2022	A Member of Ernst & Young Global

Salles Sainz

Grant Thornton

An instinct for growth™

Salles, Sainz – Grant Thornton, S.C. Periférico Sur 4348 Col. Jardines del Pedregal 04500, México, D.F. T +52 55 5424 6500 F +52 55 5424 6501 www.ssgt.com.mx

To the Board of Directors and shareholders of
Magal Soluciones Integrales SA de CV (formerly named Senstar Latin America SA DE CV.):

Opinion on Financial Statements

We have audited the accompanying statements of operations, comprehensive income, shareholders' equity and cash flows of Magal Soluciones Integrales SA de CV (formerly named Senstar Latin America SA DE CV.) (the Company) for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, results of the Company’s operations and its cash flows for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

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
Mexico City, Mexico

April 23, 2020

Contadores y Consultores de Negocios Miembro de Grant Thornton International Ltd

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2021	2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$26,397	$24,531
Restricted cash and deposits	6	10
Trade receivables, net	7,723	7,670
Unbilled accounts receivable	26	64
Other accounts receivable and prepaid expenses (Note 3)	2,010	1,011
Inventories (Note 4)	5,751	5,669
Current assets of discontinued operations (Note 1g)	-	39,080

Total current assets	41,913	78,035

LONG-TERM ASSETS:
Deferred tax assets (Note 13)	502	1,616
Operating lease right-of-use assets (Note 5)	1,228	1,366

Total long-term assets	1,730	2,982

PROPERTY AND EQUIPMENT, NET (Note 6)	2,109	2,082

INTANGIBLE ASSETS, NET (Note 7)	2,186	2,979

GOODWILL (Note 8)	11,449	11,507

LONG-TERM ASSETS OF DISCONTINUED OPERATIONS (NOTE 1G)	-	10,472

Total assets	$59,387	$108,057

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2021	2020
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,710	$1,554
Customer advances	390	355
Deferred revenues	2,704	2,709
Other accounts payable and accrued expenses (Note 9)	13,203	7,137
Short-term operating lease liabilities (Note 5)	276	358
Current liabilities of discontinued operations (Note 1g)	-	21,124

Total current liabilities	19,283	33,237

LONG-TERM LIABILITIES:
Deferred revenues	1,690	1,624
Deferred tax liabilities (Note 13)	899	667
Accrued severance pay	523	644
Long-term operating lease liabilities (Note 5)	969	1,078
Other long-term liabilities	266	285
Long-term liabilities of discontinued operations (Note 1g)	-	3,424

Total long-term liabilities	4,347	7,722

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2021 and December 31, 2020; Issued and outstanding: 23,301,653 shares at December 31, 2021 and 23,163,985 shares at December 31, 2020	6,796	6,753
Additional paid-in capital	30,394	69,965
Accumulated other comprehensive income	1,222	34
Foreign currency translation adjustments (Company's standalone financial statements)	9,687	9,104
Accumulated deficit	(12,342)	(18,759)

Total Senstar shareholders' equity	35,757	67,097
Non-controlling interest	-	1

Total shareholders' equity (Note 11)	35,757	67,098

Total liabilities and shareholders' equity	$59,387	$108,057

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2021	2020	2019

Revenues	$34,916	$33,351	$35,139
Cost of revenues	12,935	11,244	13,437

Gross profit	21,981	22,107	21,702

Operating expenses:
Research and development, net	3,933	3,970	5,088
Selling and marketing	9,998	8,609	10,289
General and administrative	6,969	6,475	5,734

Total operating expenses	20,900	19,054	21,111

Operating income	1,081	3,053	591
Financial expenses, net (Note 16)	(1,011)	(1,017)	(1,133)

Income (loss) before income taxes	70	2,036	(542)
Taxes on income (Note 13)	2,261	1,770	317

Net income (loss) from continuing operations	(2,191)	266	(859)
Net income from discontinued operations (Note 1g)	8,607	436	3,678

Net income	$6,416	$702	$2,819

Net income (loss) attributable to:
Non-controlling interests from continuing operations	$(1)	$(23)	$(26)
Redeemable non-controlling interests from continuing operations	-	365	552
Senstar shareholders	6,417	360	2,293

Net income	$6,416	$702	$2,819

Basic net income (loss) per share:
Continuing operations	$(0.09)	$0.01	$(0.04)
Discontinued operations	0.37	0.00	0.11
Basic net income per share	$0.28	$0.01	$0.07

Diluted net income (loss) per share:
Continuing operations	$(0.09)	$0.01	$(0.04)
Discontinued operations	0.37	0.00	0.11
Diluted net income per share	$0.28	$0.01	$0.07

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019

Net income	$6,416	$702	$2,819
Realized foreign currency translation adjustments from subsidiaries	1,442	-	-
Foreign currency translation adjustments	(254)	661	1,200

Total other comprehensive income	1,188	661	1,200

Total comprehensive income	$7,604	$1,363	$4,019

Total comprehensive income (loss) attributable to:
Non-controlling interests	$-	$(23)	$(26)
Redeemable non-controlling interests	-	619	717
Senstar shareholders	7,604	767	3,328

Total comprehensive income	$7,604	$1,363	$4,019

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment - the Company	Retained earnings (accumulated deficit)	Non- controlling interests	Total shareholders' equity

Balance as of January 1, 2019	23,049,639	6,721	$94,205	$(1,827)	$2,795	$(20,678)	$-	$81,216

Issuance of shares upon exercise of employee stock options	104,346	29	474	-	-	-	-	503
Stock-based compensation	-	-	392	-	-	-	-	392
Purchase of warrants previously granted by the Company	-	-	(375)	-	-	-	-	(375)
Foreign currency translation adjustments- the Company	-	-	-	-	3,129	-	-	3,129
Issue of shares to non-controlling interests	-	-	-	-	-	-	50	50
Comprehensive income (loss):
Net income (loss)	-	-	-	-	-	2,293	(26)	2,267
Foreign currency translation adjustments	-	-	-	1,200	-	-	-	1,200
Adjustment to the redemption value of redeemable non-controlling interests	-	-	-	-	-	(576)	-	(576)

Balance as of December 31, 2019	23,153,985	6,750	94,696	(627)	5,924	(18,961)	24	87,806

Issuance of shares upon exercise of employee stock options	10,000	3	38	-	-	-	-	41
Stock-based compensation	-	-	231	-	-	-	-	231
Cash distribution paid to Company’s shareholders	-	-	(25,000)	-	-	-	-	(25,000)
Foreign currency translation adjustments- the Company	-	-	-	-	3,180	-	-	3,180
Comprehensive income (loss):
Net income (loss)	-	-	-	-	-	360	(23)	337
Foreign currency translation adjustments	-	-	-	661	-	-	-	661
Adjustment to the redemption value of redeemable non-controlling interests	-	-	-	-	-	(158)	-	(158)

Balance as of December 31, 2020	23,163,985	6,753	$69,965	$34	$9,104	$(18,759)	$1	$67,098

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment - the Company	Retained earnings (accumulated deficit)	Non- controlling interests	Total shareholders' equity

Balance as of December 31, 2020	23,163,985	$6,753	$69,965	$34	$9,104	$(18,759)	$1	$67,098

Issuance of shares upon exercise of employee stock options	137,668	43	391	-	-	-	-	434
Stock-based compensation	-	-	155	-	-	-	-	155
Cash distribution paid to Company’s shareholders	-	-	(40,117)	-	-	-	-	(40,117)
Foreign currency translation adjustments- the Company	-	-	-	-	583	-	-	583
Comprehensive income (loss):
Net income (loss)	-	-	-	-	-	6,417	(1)	6,416
Realized foreign currency translation adjustments	-	-	-	1,442	-	-	-	1,442
Foreign currency translation adjustments	-	-	-	(254)	-	-	-	(254)

Balance as of December 31, 2021	23,301,653	$6,796	$30,394	$1,222	$9,687	$(12,342)	$-	$35,757

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Cash flows from operating activities:

Net income	$6,416	$702	$2,819
Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,869	1,956	2,100
Loss on sale of property and equipment	-	17	11
Increase (decrease) in accrued interest and exchange differences on short-term and other long-term liabilities	-	(155)	693
Stock based compensation	155	231	392
Decrease (increase) in trade receivables, net	11,097	(1,626)	(3,962)
Decrease (increase) in unbilled accounts receivable	2,593	(2,135)	(2,325)
Increase in other accounts receivable and prepaid expenses	(10)	(555)	(190)
Decrease (increase) in inventories	(683)	845	2,068
Increase (decrease) in long-term trade receivables	7	13	(52)
Decrease (increase) in deferred income taxes	1,350	879	(631)
Decrease in operating lease right-of-use assets	917	1,542	957
Increase in operating lease liabilities	(977)	(1,486)	(963)
Increase (decrease) in trade payables	(771)	1,855	(1,312)
Increase (decrease) in other accounts payable and accrued expenses and deferred revenues	(229)	1,803	1,016
Decrease in customer advances	(540)	(1,462)	(5,071)
Accrued severance pay, net	(277)	(107)	(73)
Gain on divestiture of the Integrated Solutions Division (see Note 1g)	(14,888)	-	-

Net cash provided by (used in) operating activities	6,029	2,317	(4,523)

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Cash flows from investing activities:

Investment in short-term deposits	$-	$-	$(3,092)
Investment in restricted deposits	-	77	(90)
Release of short-term and long-term bank deposits	65	16,978	-
Proceeds from sale of property and equipment	-	40	70
Purchase of property and equipment	(792)	(816)	(770)
Investment in technology, know-how and patents	(169)	(59)	(897)
Proceeds from divestiture of the Integrated Solutions Division (see Note 1g)	32,621	-	-

Net cash provided by (used in) investing activities	31,725	16,220	(4,779)

Cash flows from financing activities:

Cash distribution to Company’s shareholders	(40,117)	(25,000)	-
Dividend to redeemable non-controlling interests	-	(1,935)	-
Purchase of redeemable non-controlling interest	-	(1,891)	-
Proceeds from issuance of shares upon exercise of options to employees	434	41	503
Issue of shares to non-controlling interests	-	-	50
Purchase of warrants granted	-	-	(375)

Net cash provided by (used in) financing activities	(39,683)	(28,785)	178

Effect of exchange rate changes on cash and cash equivalents	981	2,828	2,089

Decrease in cash, cash equivalents and restricted cash	(948)	(7,420)	(7,035)
Cash, cash equivalents and restricted cash at the beginning of the year, including cash attributable to discontinued operations	27,345	34,765	41,800

Cash, cash equivalents and restricted cash at the end of the year, including cash attributable to discontinued operations	26,397	27,345	34,765

Less: Cash, cash equivalents, and restricted cash attributable to discontinued operations	-	2,814	5,326

Cash, cash equivalents, and restricted cash from continuing operations	$26,397	$24,531	$29,439

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019

Supplemental disclosures of cash flows activities:

Cash and cash equivalents	$26,397	$27,093	$34,531
Restricted cash	-	252	234

Total Cash, cash equivalents and restricted cash	$26,397	$27,345	$34,765

Cash paid during the year for:

Interest	$-	$167	$15

Income taxes	$1,971	$2,454	$660

Significant non-cash transactions:

Right-of-use asset recognized with corresponding lease liability	$444	$1,167	$620

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	General:

Senstar Technologies Ltd. (formerly: Magal Security Systems Ltd.) ("the Parent Company" or "Senstar") and its subsidiaries (together - "the Company") is a leading international provider of comprehensive physical, video, and access control security products and solutions. The Company offers comprehensive solutions for critical sites, which leverage its broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions, as well as access control products and technologies.

b.
The Coronavirus disease (COVID-19) was declared a pandemic by the World Health Organization in March 2020. COVID-19 has had significant negative impacts on the worldwide economy, resulting in disruptions to supply chains and financial markets, significant travel restrictions, facility closures and shelter-in-place orders in various locations. The Company closely monitored the evolution of the COVID-19 pandemic and its impacts on the Company’s employees, customers and suppliers, as well as on the global economy. The Company took number of actions to protect the safety of its employees as well as maintain business continuity and secure its global sales infrastructure, technological capacity and its supply chain. However, throughout the pandemic, some of the businesses experienced certain disruptions due to government directed safety measures, travel restrictions and supply chain delays. A series of cost control measures were implemented to help limit the financial impact of the pandemic on the Company’s revenues, in parallel to the measures taken to maintain business continuity and deliveries to customers. The Company also worked on efficiency initiatives with a number of its suppliers.

c.	On December 7, 2020, the Company announced a cash distribution of $1.079 per share. The cash distribution, in the aggregate amount of $25 million, was paid on December 28, 2020.

d.	On December 31, 2020, the Company’s Israeli subsidiary paid a dividend of $1,935 to the redeemable non-controlling interest.

e.
On December 31, 2020, the Company acquired the remaining 45% redeemable non-controlling interest in ESC BAZ. Ltd ("ESC BAZ") for total consideration of $1,891 (see Note 2m). ESC BAZ was sold as part of the Integrated Solutions Division sale (see Note 1g).

f.	On August 16, 2021, the Company announced a cash distribution of $1.725 per share. The cash distribution, in the aggregate amount of $40.1 million, was paid on September 22, 2021.

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

g.
On February 7, 2021, the Company entered into an agreement (the “Purchase Agreement”) with Aeronautics Ltd., a subsidiary of RAFAEL Advanced Defense Systems Ltd., to sell the Company’s Integrated Solutions Division (the “Projects Division”), representing substantially all of the Company’s Integrated Solutions segment for total consideration of $35 million in cash at closing. On June 30, 2021, the Company completed the sale. The divestiture of the Company’s Integrated Solutions Division represents a strategic shift in the Company's operations.

Discontinued Operation:

Under ASC 205-20, "Discontinued Operation" when a component of an entity, as defined in ASC 205-20, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its component are classified as discontinued operations and the assets and liabilities of such component are classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the Company’s consolidated operations and the Company will have no significant continuing involvement in the operations of the component.

Following the sale of the Project Division, the Project Division's results of operations and statement of financial position balances are disclosed as a discontinued operation, including the resulting income from the sale. All prior periods comparable results of operation, assets and liabilities have been retroactively included in discontinued operations.

Starting in the third quarter of fiscal year 2021, the Company began to operate in one reportable segment as the Integrated Solutions Division comprised substantially all of the Company’s Integrated Solutions segment. Results of discontinued operations includes all revenues and expenses directly derived from the Integrated Solutions Division, with the exception of general corporate overhead and other costs that were previously allocated to the Integrated Solutions segment but have not been allocated to discontinued operations.

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The following table presents the gain associated with the sale, presented in the results of our discontinued operations below:

Gross purchase price	$35,000
Provision	(4,049)
Net assets sold	(14,621)
Realized foreign currency translation adjustments	(1,442)

Total net gain on divestiture of the Integrated Solutions Division	$14,888

The carrying value of the net assets sold are as follows:

Cash and cash equivalents	$2,008
Restricted cash and deposits	371
Trade receivables and Unbilled accounts receivable	11,323
Other accounts receivable and prepaid expenses	3,140
Inventories	7,120
Deferred tax assets	2,083
Operating lease right-of-use assets, net of operating lease liabilities	46
Other long-term assets	42
Property and equipment, net	3,926
Goodwill and intangible assets, net	302
Trade payables	(4,156)
Customer advances	(3,420)
Other accounts payable and accrued expenses and deferred revenues	(8,123)
Severance pay, net	(41)

Total net assets sold	$14,621

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-      GENERAL (Cont.)

The following table presents the carrying amounts of assets and liabilities of discontinued operations for the Integrated Solutions segment that were classified as discontinued operations:

December 31,
2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,562
Restricted cash and deposits	252
Trade receivables, net	13,640
Unbilled accounts receivable	11,744
Other accounts receivable and prepaid expenses	4,191
Inventories	6,691

Total current assets of discontinued operations	39,080

LONG-TERM ASSETS:
Long-term deposits and long-term other accounts receivables	114
Severance pay fund	1,864
Deferred tax assets	2,118
Operating lease right-of-use assets	1,986
Property and equipment, net	4,055
Intangible assets, net	56
Goodwill	279

Total long-term assets of discontinued operations	$10,472

CURRENT LIABILITIES:
Trade payables	$6,187
Customer advances	4,043
Deferred revenues	124
Other accounts payable and accrued expenses	10,176
Short-term operating lease liabilities	594

Total current liabilities of discontinued operations	21,124

LONG-TERM LIABILITIES:
Deferred revenues	50
Accrued severance pay	2,045
Long-term operating lease liabilities	1,319
Other long-term liabilities	10

Total long-term liabilities of discontinued operations	3,424

Total net assets (liabilities) of discontinued operation	$25,004

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The following table presents the results of the discontinued operations for the years ended December 31, 2021, 2020 and 2019, are presented below:

	Year ended December 31,
	2021	2020	2019

Revenues	$17,177	$48,113	$51,692
Cost of revenues	14,906	35,783	34,633

Gross profit	2,271	12,330	17,059

Operating expenses:
Research and development, net	828	1,688	1,285
Selling and marketing	2,223	5,274	6,613
General and administrative	3,814	3,238	3,713

Total operating expenses	6,865	10,200	11,611

Operating income (loss)	(4,594)	2,130	5,448
Financial expenses, net	(76)	(463)	(534)

Income (loss) before income taxes	(4,670)	1,667	4,914
Taxes on income	1,611	1,231	1,236

Income (loss) after income taxes	(6,281)	436	3,678
Capital gain from discontinued operation	14,888	-	-

Net income from discontinued operation	$8,607	$436	$3,678

The following table presents cash flows for discontinued operations:

	Year ended December 31,
	2021	2020	2019

Net cash provided by (used in) discontinued operating activities	$1,392	$963	$(5,091)
Net cash provided by (used in) discontinued investing activities	$32,447	$(461)	$2,405

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

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

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining values of goodwill and identifiable intangible assets, revenue recognition, allowances for credit losses, inventory write-offs, warranty provision, tax assets and tax positions, legal contingencies, amounts classified as discontinued operations and stock-based compensation costs. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The Company's revenues are generated in NIS, U.S. dollars, EURO and Canadian dollars. In addition, most of the Parent Company's costs are incurred in NIS. The Company's management believes that the NIS is the primary currency of the economic environment in which the Parent Company operates.

The Company's reporting currency is the U.S. dollar.

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

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

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

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

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

During the years ended December 31, 2021, 2020 and 2019, the Company recorded inventory write-offs in the amounts of $95, $29 and $180, respectively. Such write-offs were included in cost of revenues.

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

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

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

During the years ended December 31, 2021, 2020 and 2019, the Company did not record any impairment charges relating to its intangible assets.

j.	Impairment of long-lived assets:

The Company's long-lived assets (assets group) to be held or used, including right of use assets and intangible assets that are subject to amortization, are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During the years ended December 2021, 2020 and 2019, the Company did not record any impairment charges attributable to long-lived assets.

k.	Goodwill:

Goodwill and certain other purchased intangible assets have been recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an impairment test.

ASC No. 350, "Intangible-Goodwill and other" requires goodwill to be tested for impairment at least annually and, in certain circumstances, between annual tests. The accounting guidance gives the option to perform a qualitative assessment to determine whether further impairment testing is necessary. The qualitative assessment considers events and circumstances that might indicate that a reporting unit's fair value is less than its carrying amount. If it is determined, as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative test is performed. Alternatively, ASC No. 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the quantitative goodwill impairment test.

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

If the carrying value of a reporting unit exceeds its fair value, the Company recognizes an impairment of goodwill for the amount of this excess. The Company performs an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present.

Starting June 30, 2021, as a result of the sale of the Integrated Solutions segment (see Note 1g), the Company began operating as one operating segment with a single reporting unit.

In 2020 and 2019, the Company operated as two operating segments. For the purposes of impairment testing of goodwill, the Company identified two reporting units to which goodwill relates: (1) Products reporting unit which comprises the Products segment and; (2) ESC BAZ reporting unit within the Integrated Solutions segment.

For the years ended December 31, 2021, 2020 and 2019, no impairment losses were identified. (refer also to Note 8).

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

Acquisition of non-controlling interests in ESC BAZ:

On December 31, 2020, the Company acquired the remaining 45% interest in ESC BAZ, increasing its ownership interest to 100% in consideration of $1,891 to the non-controlling interest shareholders. ESC BAZ was sold as part of the Integrated Solutions Division sale (see Note 1g).

m.	Revenue recognition:

Continuing Operations:

The Company recognizes revenues in accordance with ASC No. 606, "Revenue from Contracts with Customers" ("ASC No. 606"). As such, the Company identifies a contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenues when (or as) the Company satisfies a performance obligation.

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Following the sale of the Integrated Solution Division, the Company generates its revenues mainly from: (1) sales of security products; (2) services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts; and (3) software license fees and related services.

The Company enters into contracts that can include combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. The perpetual license is distinct as the customer can derive the economic benefit of the software without any professional services, updates or technical support.

The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring goods or services to the customer. The Company does not grant a right of return to its customers.

In instances of contracts where revenue recognition differs from the timing of invoicing, the Company generally determined that those contracts do not include a significant financing component. The Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

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

Remaining performance obligations:

Remaining performance obligations represent the future revenues expected to be recognized on firm orders received by the Company and are equivalent to the Company’s remaining performance obligations at the end of each period for a remaining period of more than a year. The Company's remaining performance obligations as of December 31, 2021 was $9.5 million, out of which the Company expects to recognize approximately 13% as revenue in 2022, with the remainder to be recognized thereafter.

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred revenues and customer advances:

Deferred revenues and customer advances increased by $0.1 million compared to the beginning balance of $4.7 million as of January 1, 2021. The increase was primarily as a result of $4.6 million of new unearned amounts under contracts. This was offset by $4.5 million of recognized revenues from deferred revenues and customer advances. The above resulted in an ending balance of $4.8 million as of December 31, 2021.

Discontinued Operations:

The Company generated its revenues from the Integrated Solutions Division (Discontinued Operation) mainly from: (1) installation of comprehensive security systems for which revenues are generated from long-term fixed price contracts; (2) sales of security products; and (3) services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts;

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

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

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

Revenues for performance obligations that are not recognized over time are recognized at the point in time when control is transferred to the customer (which is generally upon delivery) and include mainly revenues from the sales of security products without significant installation work. The Company generally does not provide a right of return to its customers. For performance obligations that are satisfied at a point in time, the Company evaluates the point in time when the customer can direct the use of, and obtain the benefits from, the products. Shipping and handling costs are not considered performance obligations and are included in cost of sales as incurred.

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

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

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

During the years ended December 31, 2021, 2020 and 2019, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $155, $231 and $392, respectively.

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

The following assumptions were used in the Binomial option pricing model for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019

Dividend yield	0%	0%	0%
Expected volatility	38.96%-42.17%	33.56%-36.45%	33.76%-38.31%
Risk-free interest	0.67%-1.19%	0.32%-1.51%	1.42%-2.68%
Contractual term	5-7 years	5-7 years	5-7 years
Forfeiture rate	13%	10%	10%-12%
Suboptimal exercise multiple	1.29	1.29	1.32

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

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

In the years ended December 31, 2021, 2020 and 2019, the Company capitalized amounts of $13, $59 and $121, respectively.

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

The following table provides the detail of the change in the Company's warranty accrual, which is a component of other accrued liabilities in the consolidated balance sheets for the years ended December 31, 2021 and 2020:

	December 31,
	2021	2020

Warranty provision, beginning of year	$179	$283
Charged to costs and expenses relating to new sales	112	118
Utilization or expiration of warranty	(135)	(223)
Foreign currency translation adjustments	1	1

Warranty provision, year end	$157	$179

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

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

Certain of the Company's outstanding stock options have been excluded from the calculation of the diluted earnings per share because such options are anti-dilutive. The total weighted average number of the Company's ordinary shares related to the outstanding options excluded from the calculations of diluted earnings per share was 610,083 shares, 789,440 shares and 684,887 shares for the years ended December 31, 2021, 2020 and 2019, respectively.

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits, trade receivables, unbilled accounts receivable, long-term trade receivables and long-term loans.

As of December 31, 2021, $13,616 of the Company's cash and cash equivalents and restricted cash and deposits were invested in major Israeli and U.S. banks, and approximately $12,787 were invested in other banks, mainly with the Royal Bank of Canada, Deutsche Bank, Natwest Bank and BBVA Bancomer. Cash and cash equivalents in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and therefore, bear low risk.

Trade receivables of the Company, as well as the unbilled accounts receivable, are primarily derived from sales to large and solid organizations and governmental authorities located mainly in the U.S., Canada, Europe and APAC.

The Company performs ongoing credit evaluations of its customers. An allowance for credit losses is recognized with respect to those amounts that the Company has determined to be doubtful of collection. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Changes in the Company's allowance for credit losses related to accounts receivables during the two years ended December 31, 2021 and 2020 are as follows:

	Year ended December 31,
	2021	2020

Balance at the beginning of the year	$719	$943
Credit losses expenses during the year	124	99
Customer write-offs or collections during the year	(716)	(326)
Exchange rate	(2)	3

	$125	$719

As of December 31, 2021, the Company has no significant off-balance sheet concentrations of credit risk, such as foreign exchange contracts or foreign hedging arrangements.

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

In the years ended December 31, 2021, 2020 and 2019, the Company recorded tax expenses in connection with uncertainties in income taxes of $126, $312 and $607, respectively.

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Severance pay:

The Company has entered into an agreement with its employees implementing Section 14 of the Severance Pay Law and the General Approval of the Labor Minister dated June 30, 1998, issued in accordance with the said Section 14, mandating that upon termination of such employees' employment, all the amounts accrued in their insurance policies will be released to them. The severance pay liabilities and deposits covered by these plans are not reflected in the balance sheet as the severance pay risks have been irrevocably transferred to the severance funds.

On December 31, 2007, the then Chairman of the Company's Board of Directors, retired from his position. His retirement agreement included certain perquisites from the Company for the rest of his life. As of December 31, 2021, the actuarial value of these perquisites is estimated at approximately $523. This provision was included as part of accrued severance pay.

Severance expenses for the years ended December 31, 2021, 2020 and 2019 amounted to approximately $333, $135 and $363, respectively.

Discontinued Operations:

The Company's liability in Discontinued Operations for its Israeli employees severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date (the "Shut Down Method"). Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for its employees in Israel is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes immaterial profits.

u.	Fair value measurements:

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

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables, unbilled accounts receivable and trade payables approximate their fair value due to the short-term maturity of such instruments.

w.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2021, 2020 and 2019 were $107, $43 and $157, respectively.

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

Changes in the Company's accumulated other comprehensive income (loss), net for the years ended December 31, 2021, 2020 and 2019 are as follows:

	Year ended December 31,
	2021	2020	2019

Balance at the beginning of the year	$34	$(627)	$(1,827)
Foreign currency translation adjustments	(254)	661	1,200
Realized foreign currency translation adjustments	1,442	-	-

Total accumulated other comprehensive income (loss)	$1,222	$34	$(627)

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Non-controlling interest:

In 2018, the Company established a company in Kenya, which is 51% owned by the Company and 49% owned by a local partner. The non-controlling interest relating to the subsidiary was not material in 2021 and 2020. The subsidiary was sold as part of the Integrated Solutions Division sale (see Note 1g).

z.	Leases:

In accordance with ASC 842, the Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct the use of the asset. The Company elected to not recognize a lease liability and a right-of-use (“ROU”) asset for leases with a term of twelve months or less.

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

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.	Impact of recently issued and adopted accounting standards:

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): "Simplifying the Accounting for Income Taxes". The new standard simplifies the accounting for income taxes. The guidance is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted.

The Company adopted the standard beginning January 1, 2021. The standard did not have a material impact on the consolidated financial statements.

bb.	New accounting pronouncements not yet effective:

In October 2021, the FASB issued ASU No. 2021-08, "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers". The standard requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606, Revenue from Contracts with Customers, as if it had originated the contracts. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

In November 2021, the FASB issued ASU No. 2021-10, “Government Assistance (Topic 832): Disclosure by Business Entities about Government Assistance .” The new standard improves the transparency of government assistance received by most business entities by requiring the disclosure of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity's financial statements. This guidance is effective for financial statements issued for annual periods beginning after December 15, 2021. Early adoption is permitted. The adoption of ASU 2021-10 is not expected to result in a material impact to the consolidated financial statements.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2021	2020

Prepaid expenses	$658	$485
Government authorities	967	287
Others	385	239

	$2,010	$1,011

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	INVENTORIES

	December 31,
	2021	2020

Raw materials	$1,553	$1,191
Work in progress	599	956
Finished products	3,599	3,522

	$5,751	$5,669

NOTE 5:-	LEASES

The Company entered into operating leases primarily for offices and cars. The leases have remaining lease terms of up to 6 years, some of which may include options to extend the leases for up to an additional 1 year.

The Company also elected the practical expedient (by class of underlying asset) to not separate lease and non-lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component for its leased cars.

a.	Supplemental balance sheet information related to operating leases is as follows:

	December 31,
	2021	2020

Operating lease ROU assets	$1,228	$1,366
Operating lease liabilities, current	$276	$358
Operating lease liabilities, long-term	$969	$1,078
Weighted average remaining lease term (in years)	2.71	2.89
Weighted average discount rate	3.25%	3.25%

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	LEASES (Cont.)

b.	Future lease payments under operating leases as of December 31, 2021, are as follows:

December 31,

2022	$340
2023	284
2024	227
2025	214
2026 and thereafter	326

Total future lease payments	$1,391
Less - imputed interest	(146)

Total lease liability balance	$1,245

c.	Operating lease expenses amounted to $421 and $438 for the years ended December 31, 2021 and 2020, respectively. Operating lease expenses with a term of twelve months or less were immaterial.

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

a.	Composition:

	December 31,
	2021	2020
Cost:

Land and buildings	$2,924	$2,890
Machinery and equipment	2,861	2,665
Motor vehicles	580	509
Promotional displays	244	244
Office furniture and equipment	2,350	2,215

	8,959	8,523
Accumulated depreciation:

Buildings	1,841	1,712
Machinery and equipment	2,366	2,234
Motor vehicles	414	395
Promotional displays	192	166
Office furniture and equipment	2,037	1,934

	6,850	6,441

Property and equipment, net	$2,109	$2,082

b.	Depreciation expenses amounted to $519, $434 and $436 for the years ended December 31, 2021, 2020 and 2019, respectively.

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	INTANGIBLE ASSETS, NET

a.	Composition:

	December 31,
	2021	2020
Cost:

Know-how and patents	$3,397	$3,380
Technology	6,487	6,485
Customer relationships	1,093	1,092
Backlog	398	398

	11,375	11,355
Accumulated amortization:

Know-how and patents	3,372	3,362
Technology	4,490	3,772
Customer relationships	929	844
Backlog	398	398

	9,189	8,376

Intangible assets, net	$2,186	$2,979

b.	Amortization expenses related to intangible assets amounted to $973, $778 and $824 for the years ended December 31, 2021, 2020 and 2019, respectively.

c.	Estimated amortization of intangible assets for the years ended:

December 31,
2022	$919
2023	444
2024	297
2025	287
2026	239

$2,186

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	GOODWILL

With effect from June 30, 2021, as a result of the sale of the Integrated Solutions segment (see Note 1g), the Company operates in one operating segment, and this segment comprises from only one reporting unit.

The goodwill balance associated with Integrated Solutions segment has been reclassified to Long-term assets of discontinued operations on the Consolidated Balance Sheet for the year ended December 31, 2020.

The changes in the carrying amount of goodwill associated with continuing operations and appearing in the accompanying Consolidated Balance Sheets as of December 31, 2021 and 2020 are as follows:

Total

As of January 1, 2020	$11,244

Foreign currency translation adjustments	263

As of December 31, 2020	11,507

Foreign currency translation adjustments	(58)

As of December 31, 2021	$11,449

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2021	2020

Employees and payroll accruals	$2,807	$2,086
Accrued expenses	6,173	1,896
Government authorities	2,090	690
Uncertain tax positions	2,003	2,388
Others	130	77

	$13,203	$7,137

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Guarantees:

As of December 31, 2021 and 2020, the Company had credit lines of approximately $13,068 and $16,177, out of which $5,316 and $6,273 were utilized for bank performance guarantees, advance payment guarantees and bid bond guarantees from several banks, mainly in Israel and Canada.

b.	Legal proceedings:

The Company is subject to legal proceedings arising in the normal course of business. Based on the advice of legal counsel, management believes that these proceedings will not have a material adverse effect on the Company's financial position or results of operations.

In February 2019, Magal Mexico (the Company’s former subsidiary whose shares were sold as part of the Integrated Solutions Division sale (see Note 1g)) initiated a dispute procedure with the Mexican tax authorities requesting the recognition of deduction of certain expenses as claimed by the former Mexican subsidiary in its annual tax filings. In July 2019, the tax authorities denied the former Mexican subsidiary position. On September 11, 2019, Magal Mexico filed a nullity claim (administrative trial) against the resolution of the Mexican Internal Revenue Service (Servicio de Administración Tributaria) that had requested the former subsidiary to correct its tax situation on virtue that certain invoices did not produce any legal effect. The claim was admitted and resolved in favor of the former subsidiary, on August 5, 2020. This resolution was then challenged by the tax authority, through a motion of review before the Collegiate Courts of Circuit; which resolved the appeal by the tax authority unfavorably to the former Mexican subsidiary, on June 4, 2021. The Collegiate Court had confirmed the legality of the tax resolution and had directed the lower court to issue a similar resolution which was issued on July 2, 2021, whereby the lower court had ruled in favor of the Tax Authority.

On September 21, 2021, the former Mexican subsidiary appealed the resolution by the lower court before the Collegiate Courts of Circuit, in October 2021, the Collegiate Court admitted the appeal, however, on March 14, 2022, the Court notified the resolution whereby it ruled in favor of the Tax Authority, deciding to confirm the challenged resolution. On March 25, 2022, the former Mexican subsidiary appealed the Collegiate Court's decision before the Mexican Supreme Court of Justice.

Under the Purchase Agreement of the Integrated Solutions division of February 7, 2021, the Company is financially liable for the outcome of this dispute and thus required to indemnify Aeronautics Ltd. per the final tax resolution in this matter, as such, a provision was recognized as part of the transaction (see Note 1g).

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-   COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Royalty commitments to the Innovation Authority (formerly the Office of the Chief Scientist) of the Israeli Ministry of Economy, or Innovation Authority:

Under the research and development agreements between the Company and the Innovation Authority, the Company is required to pay royalties at the rate of 3.5% of revenues derived from sales of products developed with funds provided by the Innovation Authority and ancillary services, up to an amount equal to 100% of the Innovation Authority research and development grants received, linked to the U.S. dollars plus interest on the unpaid amount received based on the 12-month LIBOR rate applicable to U.S. dollar deposits. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

On June 30, 2021, upon closing of the Company's Integrated Solutions Division sale to Aeronautics Ltd., the Company's rights and obligations concerning some of its Innovation Authority grants were assumed by Aeronautics Ltd. As of December 31, 2021, the Company had remaining contingent obligations to pay approximately $600 in royalties not assumed by Aeronautics Ltd. The company's said obligations are contingent upon the unlikely event of future revenues associated with the technologies developed under the said grants.

NOTE 11:-	SHAREHOLDERS' EQUITY

a.	Pertinent rights and privileges conferred by Ordinary shares:

The Ordinary shares of the Company are listed on the NASDAQ Global Market. The Ordinary shares confer upon their holders the right to receive notice to participate and vote in the general meetings of the Company and the right to receive dividends, if declared.

b.	Issued and outstanding share capital: 23,301,653 Ordinary shares as of December 31, 2021 and 23,163,985 Ordinary shares as of December 31, 2020.

c.	Stock Option Plan:

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

In May 2008, the Board of Directors approved an amendment to the 2003 Plan, which was approved by the Company’s shareholders in August 2008, which increased the number of Ordinary shares available for issuance under the 2003 Plan by an additional 1,000,000 shares and the termination of the 2003 Plan was extended from October 2013 to October 2018. Any options that are cancelled or forfeited before expiration become available for future grant.

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

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

As of December 31, 2021, 432,332 Ordinary shares were available for future option grants.

A summary of employee option activity under the Company's stock option plans as of December 31, 2021 and changes during the year ended December 31, 2021 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual life (in months)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2021	760,667	3.749	44.01	202.28
Granted	105,000	4.767
Exercised	(137,668)	4.360
Forfeited	(107,999)	4.102

Outstanding as of December 31, 2021	620,000	2.777	36.59	157.45

Exercisable as of December 31, 2021	313,667	2.748	27.70	74.38

Exercise price for outstanding options as of December 31, 2021 was adjusted to reflect the cash distribution made on September 22, 2021.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2021, 2020 and 2019 were $1.56, $1.09 and $1.33, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2021 and the exercise price, multiplied by the number of in-the-money options). This amount changes, based on the fair market value of the Company's stock. The total intrinsic value of options exercised for the years ended December 31, 2021, 2020 and 2019 were approximately $232, $8 and $37. As of December 31, 2021, there was approximately $182 of unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plan. This cost is expected to be recognized over a period of up to 4 years.

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2021 are follows:

Number of options outstanding as of December 31, 2021	Exercise price	Weighted average remaining contractual life	Number of options exercisable as of December 31, 2021
		(In months)

45,000	1.90	55.43	-
34,334	2.27	10.78	34,334
16,666	2.36	41.90	8,333
30,000	2.47	36.09	10,000
5,000	2.66	13.83	5,000
360,000	2.82	29.74	240,000
24,000	3.07	25.19	16,000
35,000	3.23	66.16	-
70,000	3.28	62.05	-

620,000		36.59	313,667

d.	Dividends:

Dividends, will be declared and paid in U.S. dollars. Dividends paid to shareholders in Israel will be converted into NIS on the basis of the exchange rate prevailing at the date of payment.

On December 7, 2020, the Company announced a cash distribution of $1.079 per share. The cash distribution, in the aggregate amount of $25 million, was paid on December 28, 2020 on all of the Company's shares of record on December 17, 2020.

On August 16, 2021, the Company announced a cash distribution of $1.725 per share. The cash distribution, in the aggregate amount of $40.1 million, was paid on September 22, 2021 on all of the Company's shares of record on August 31, 2021.

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2021	2020	2019
Numerator - continuing operations
Income (loss) from continuing operations attributable to Senstar shareholders	$(2,191)	$266	$(859)

Numerator - discontinued operations Net income (loss) from discontinued operations, less income (loss) attributed to redeemable non-controlling interests and non-controlling interests, including accretion of redeemable non-controlling interests to redemption value	$8,607	$(64)	$2,576

Denominator:

Denominator for basic net earnings per share weighted-average number of shares outstanding	23,208,589	23,154,422	23,129,394
Effect of diluting securities:
Employee stock options	-	-	-

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises	23,208,589	23,154,422	23,129,394

NOTE 13:-	TAXES ON INCOME

a.	Tax laws and tax rates applicable to the Group companies:

The Company and its Israeli subsidiary taxation

Until the sale of the Integrated Solution Division in June 30, 2021, the Company believed that it and its Israeli subsidiary qualified as a Preferred Enterprise, under Law for the Encouragement of Capital Investments, 1959 ("the Law") and accordingly were eligible for a reduced corporate tax rate of 16% on their preferred income, as defined in the Law.

In addition, any dividends distributed to individuals or foreign residents from the preferred enterprise's earnings as above will be subject to tax at a rate of 20%.

Following the sale of the Integrated Solution Division, the Company’s income is not eligible for Preferred Enterprise benefits and is taxed at the regular corporate tax rate for Israeli companies at 23%.

Non-Israeli subsidiaries taxation

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of domicile. The tax rates of the Company's non-Israeli subsidiaries range between 16%-30%.

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

Tax Reform in U.S.:

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the "Act"), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018.

b.	Tax assessments:

The Company received final tax assessments through the 2018 tax year.

The remaining subsidiaries have not received final tax assessments since their incorporation however, the assessments of these subsidiaries are deemed final through the range between 2008-2012 tax years.

c.	Reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory rate, and the actual tax expense, is as follows:

	Year ended December 31,
	2021	2020	2019

Income (loss) before taxes as reported in the statements of operations	$70	$2,036	$(542)

Tax rate	23%	23%	23%

Theoretical tax	$16	$468	$(125)

Increase (decrease) in taxes:

Non-deductible items	77	136	57
Losses and other items for which a valuation allowance was provided	599	714	796
Repatriation of undistributed earnings	516	144	-
Realization of carryforward tax losses for which valuation allowance was provided	-	-	(135)
Changes in valuation allowance	(113)	(42)	(828)
Tax rate differences in subsidiaries and benefit from reduced tax rates	43	88	80
Provision for uncertain tax positions	126	312	607
Taxes in respect of prior years	1	18	(1)
Investment tax credit	(141)	(132)	(163)
Other	1,137	64	29

Taxes on income in the statements of operations	$2,261	$1,770	$317

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

d.	Taxes on income included in the statements of operations:

	Year ended December 31,
	2021	2020	2019

Current	$1,846	$959	$987
Deferred	415	811	(670)

	$2,261	$1,770	$317

Domestic	$1,707	$499	$(242)
Foreign	554	1,271	559

	$2,261	$1,770	$317

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2021	2020
Deferred tax assets:

Operating losses carry forwards	$3,471	$2,410
Reserves, tax allowances, capital losses carry forwards, operating lease and others	3,952	1,960

Total deferred taxes before valuation allowance	7,423	4,370
Valuation allowance	(5,478)	(1,094)

Deferred tax assets, net:	1,945	3,276

Deferred tax liabilities:

Property and equipment, intangible assets, operating lease and others	(1,647)	(2,173)
Undistributed earnings of subsidiaries	(695)	(154)

Deferred tax liabilities:	(2,342)	(2,327)

Net deferred tax assets (liability)	$(397)	$949

Domestic	$(695)	$704

Foreign	$298	$245

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

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

Following the sale of the Integrated Solutions segment (see Note 1g), the Company reevaluated its historic assertion and no longer consider the earnings of certain of its non-Israeli’s subsidiaries to be indefinitely reinvested since the cash generated from some of the foreign subsidiaries will be distributed. As a result of the change in assertion, the impact of a repatriation of the undistributed earnings resulted in recording a deferred tax liability consisting of potential withholding and distribution taxes of $0.7 million as of December 31, 2021.

f.	The domestic and foreign components of income (loss) before taxes are as follows:

	Year ended December 31,
	2021	2020	2019

Domestic	$(2,608)	$(3,799)	$(3,667)
Foreign	2,678	5,835	3,125

	$70	$2,036	$(542)

g.        Net operating carryforward tax losses:

The Parent Company has estimated total available carryforward operating tax losses of $9,668 to offset against future taxable income. As of December 31, 2021, the Parent Company recorded a full valuation allowance on these carry forward tax losses due to the uncertainty of their future realization. There is no time limitation for the realization of such tax losses. The Company's subsidiaries have estimated total available carryforward operating tax losses of $4,560, which may be used to offset against future taxable income, for periods ranging between 1 to 20 years. As of December 31, 2021, the Company recorded a net deferred tax asset after valuation allowance in the amount of $331 for its subsidiaries' carryforward tax losses.

Utilization of U.S. net operating losses (federal and state net operating losses) may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

h.	Uncertain tax positions:

As of December 31, 2021 and 2020, balances in respect to ASC 740, "Income Taxes" amounted to $2,003 and $2,388, respectively. A reconciliation of the beginning and ending amount of unrecognized tax positions is as follows:

	December 31,
	2021	2020

Balance at the beginning of the year	$2,388	$2,057

Additions based on tax positions taken related to the current year	225	579

Reduction related to expirations of statute of limitations or settlements of tax matters	(622)	(267)
Foreign currency translation adjustments	12	19

Balance at the end of the year	$2,003	$2,388

Substantially all the balance of unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate.

NOTE 14:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

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

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SEGMENT INFORMATION

Historically, the Company had two operating segments, which also represented its reportable segments. The Integrated Solutions Division (“Projects” segment) and Senstar Product division (“Products” segment). On June 30, 2021, the Projects segments was sold (see note 1g). Therefore, the results of the Company’s Projects segment were classified as discontinued operations in the Company’s consolidated statements of operations and thus excluded from both continuing operations and segment results for all periods presented. Accordingly, the Company now have one reportable segment with the change reflected in all periods presented.

Geographical information:

The following is a summary of revenues within geographic areas based on end customers’ location and long-lived assets:

1.          Revenues:

	Year ended December 31,
	2021	2020	2019

North America	$15,902	$17,520	$17,251
Europe	8,913	9,052	11,004
APAC	8,387	5,267	6,476
South and Latin America	1,296	1,322	391
Israel	317	-	-
Others	101	190	17

	$34,916	$33,351	$35,139

2.          Long-lived assets:

	December 31,
	2021	2020

Israel	$154	$81
Europe	1,068	1,038
USA	1,816	1,980
Canada	12,664	13,428
Others	42	41

	$15,744	$16,568

Long-lived assets include property and equipment, net, intangible assets, net and goodwill.

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA

Financial expenses:

	Year ended December 31,
	2021	2020	2019
Financial expenses:

Interest on short-term and long-term bank credit and bank charges and long-term debt	$(52)	$(159)	$(169)
Foreign exchange loss, net	(985)	(1,004)	(1,268)

	(1,037)	(1,163)	(1,437)
Financial income:

Interest on short-term and long-term bank deposits	26	146	304

	26	146	304

Financial expenses, net	$(1,011)	$(1,017)	$(1,133)

- - - - - - - - - - - - - - -

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to annual report on its behalf.

SENSTAR TECHNOLOGIES LTD.

By: /s/ Dror Sharon
Name: Dror Sharon
Title: Chief Executive Officer

Date: April 27, 2022