Form 20-F
period 2022-12-31
SENSTAR TECHNOLOGIES LTD.
filed 2023-04-20
CIK 896494

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐                REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐                TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 23,309,987 Ordinary shares, par value NIS 1.0 per share, as of December 31, 2022.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Our ordinary shares are traded on the NASDAQ Global Market under the symbol “SNT.” Our website is www.senstartechnologies.com. The information on our website is not incorporated by reference into this annual report. As used in this annual report, the terms “we,” “us,” “our,” and “Senstar” mean Senstar Technologies Ltd. and its subsidiaries, unless otherwise indicated.

AIMETIS SYMPHONY, FIBERPATROL, FLARE, FLEXPI, FLEXZONE, OMNITRAX, PINPOINTER, SENNET, SENSTAR, SENTIENT, ULTRAWAVE and XFIELD are our registered trademarks.

ARMOURFLEX, ENTERPRISE MANAGER, INTELLI-FLEX, INTELLIFIBER, LM100, NETWORK MANAGER, STARLED, STARNET, SENSTAR CARE, SENSTAR logo, SENSTAR SYMPHONY, SENSTAR SAFE SPACES and SENSTAR SENSOR FUSION, and all other marks used to identify particular products and services associated with our businesses are trademarks. Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

This Annual Report on Form 20-F contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current view with respect to future events and financial results. Forward-looking statements usually include the verbs, “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “understands” and other verbs suggesting uncertainty. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward- looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section which appears in Item 3.D “Key Information -- Risk Factors.”

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

•
The continuing effects of the COVID-19 pandemic are highly unpredictable and could be significant, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain.

Risks Related to Our Business and Our Industry

•	While we were profitable in 2022, we have incurred major losses in past years and may not operate profitably in the future.

•	Our operating results may fluctuate from quarter to quarter and year to year.

•	Our financial results may be significantly affected by currency fluctuations.

•	We may make additional acquisitions in the future that could disrupt our operations and harm our operating results.

•	Our revenues depend in great measure on government procurement procedures and practices. A substantial decrease in our end-user’s budgets would adversely affect our results of operations.

•	Because competition in our industry is intense, our business, operating results and financial condition may be adversely affected.

•	Our business involves significant risks and uncertainties that may not be covered by indemnities or insurance.

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

Our operations have been negatively affected by the worldwide shortage of various materials and sub-components required to produce certain of our products. This negative effect continue influence us in 2022. We are monitoring the impact of the supply chain shortage against our ongoing and forecasted manufacturing requirements, while implementing various procurement methodologies to meet current and forecasted demand for our products. Our ability to continue meeting the demand for our products is dependent among others, on our ability to maintain an effective procurement plan support from our suppliers, and when needed establish a contractual relationship with alternative suppliers. Our failure to do so, or continued increases in goods prices, could have a material adverse effect on our business.

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

Additionally, natural disasters, such as earthquakes, hurricanes, tornadoes, floods, and other adverse weather and climate conditions; public health crises, such as pandemics and epidemics; political crises, such as terrorist attacks, war, and other political instability, such as the invasion of Ukraine by Russia and the conflict in the region; or other catastrophic events, whether occurring in North America or globally, have and could continue to disrupt our operations or the operations of one or more of our suppliers and vendors. To the extent any of these events occur, our business and results of operations could be adversely affected.

The conflict between Russia and Ukraine could lead to disruption, instability and volatility in global markets and industries that could negatively impact our supply chain. The U.S. government and other governments have already imposed severe sanctions and export controls against Russia and Russian interests and may impose additional sanctions and controls. The impact of these measures, as well as potential responses to them by Russia, could adversely affect our supply chain, which, in turn, could affect our business and operating results.

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

Rising interest rates, higher inflation, fluctuations in currency values, supply chain disruptions and the conflict between Russia and Ukraine have resulted in significant economic disruption and adversely impacted the broader global economy, including our customers and suppliers. Given the dynamic and uncertain nature of the current environment, we cannot reasonably estimate the impact of such developments on our financial condition, results of operations or cash flows into the foreseeable future. The ultimate extent of the effects of these developments remain highly uncertain, and such effects could exist for an extended period of time.

The Inflation Reduction Act of 2022 (the “IRA”) was signed into law in August 2022. The IRA is federal legislation designed to raise revenue from, among other things, the imposition of certain corporate tax measures, while authorizing spending on energy and climate change initiatives and subsidizing the Affordable Care Act. The IRA also introduced a 1% excise tax on certain corporate stock buybacks, which would impose a nondeductible 1% excise tax on the fair market value of certain stock that is “repurchased” during the taxable year by a publicly traded U.S. corporation or acquired by certain of its subsidiaries. Management continues to monitor any potential impact of the IRA on our results. No immediate or direct effect from the legislation has had a material impact on our results at this time.

The continuing effects of the COVID-19 pandemic are highly unpredictable and could be significant, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain.

During the years 2020 and 2021 the COVID-19 pandemic had an adverse effect on our industry and the markets in which we operate. During that time, the COVID-19 outbreak significantly impacted our sales. We also experienced postponed and delayed orders in certain areas of our businesses. Further, the guidance of social distancing, lockdowns, quarantines and the requirements to work from home in various key territories such as Canada, United States, APAC, EMEA and other countries, in addition to greatly reduced travel globally, resulted in a substantial curtailment of business activities, which affected our ability to deliver products and services in the areas where restrictions were implemented by the local governments. In addition, certain of our sales and support teams were unable to travel or meet with customers and the pandemic threat caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruptions and shutdowns (including as a result of government regulation and prevention measures). As a result, we experienced a reduction in business in 2020. The regression of the pandemic during 2022, followed by lifting of travel restrictions and social distancing regulations, except in APAC, led to some recovery in our business. In the twelve months ended December 31, 2022, our revenue was $35.6 million, compared to $34.9 million in the comparable period of 2021, and $33.4 million in the comparable period of 2020.

The potential long-term impact and duration of the COVID-19 pandemic on the global economy and our business continue to be difficult to assess or predict. Related public health and safety measures have resulted in significant social disruption and have had an adverse effect on economic conditions and spending, inflation, interest rates, and business investment, all of which have affected our business. Moreover, we may also experience business disruption if the operations of our contractors, vendors or business partners are adversely affected.

Risks Related to Our Business and Our Industry

While we were profitable in 2022, we have incurred major losses in past years and may not operate profitably in the future.

While we reported an operating profit from continuing operations of $1.5 million and net income attributable to our shareholders of $3.8 million in the year ended December 31, 2022, we have incurred losses in the past. We may not be able to sustain profitable operations in the future due to a number of factors, including global supply-chain challenges and other economic conditions . If we do not generate sufficient cash from operations, we will be required to obtain financing or reduce our level of expenditure or cash balance. Such financing may not be available in the future, or, if available, may not be on terms favorable to us. If adequate funds are not available to us, our business, results of operations and financial condition will be materially and adversely affected.

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

Our expense levels are based, in part, on expected future sales. If the level of sales in a particular quarter does not meet expectations, we may be unable to adjust operating expenses quickly enough to compensate for the shortfall of sales, and our results of operations may be adversely affected. Due to these and other factors, we believe that quarter to quarter and year to year comparisons of our past operating results may not be meaningful. You should not rely on our results for any quarter or year as an indication of our future performance. Our operating results in future quarters and years may be below expectations, which would likely cause the price of our ordinary shares to fall. Moreover, the presentation of our 2022 and 2021 and historical results in this report differs from previous annual reports, as it excludes the results of our previously owned Integrated Solutions (Projects) division, sold to Aeronautics Ltd.

Our financial results may be significantly affected by currency fluctuations.

Most of our sales are made in North America, APAC and Europe. Our revenues are primarily denominated in Dollars and Euros while a portion of our expenses, primarily labor expenses, is incurred in New Israeli Shekels and Canadian Dollars. As a result, fluctuations in rates of exchange between the dollar and non-dollar currencies may affect our operating results and financial condition. The dollar cost of our operations in Canada may be adversely affected by the appreciation of the CAD against the dollar. Further, the dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the dollar. In addition, the value of our non-dollar revenues could be adversely affected by the depreciation of the dollar against such currencies. Our financial expenses may also be adversely affected by the depreciation of a currency in which we maintain our monetary assets.

We recorded a foreign exchange gain, net of $0.4 million in the year ended December 31, 2022 and foreign exchange losses, net of $1 million and $1 million in the years ended December 31, 2021 and 2020, respectively. This is due to the adjustment of monetary assets and liabilities, denominated in currencies, other than the functional currency of the operational entities in the group. At the end of each period, a change in currency valuation of monetary assets and liabilities is recorded as a non-cash financial expense or income. The Israeli Shekel appreciated by 13.2% against the U.S. dollar in 2022 and depreciated by 3.3% and 7.0% against the U.S. dollar in 2021 and 2020, respectively. We may incur exchange losses in the future which may materially affect our operating results.

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

Our products are primarily sold, mainly indirectly, to governmental agencies, governmental authorities and government-owned companies, many of which have complex and time-consuming procurement procedures. A substantial period of time often elapses from the time we begin marketing a product until we actually sell that product to a particular end-user. In addition, our sales to governmental agencies, authorities and companies are directly affected by these customers’ budgetary constraints and the priority given in their budgets to the procurement of our products. A decrease in governmental funding for our end-users’ budgets would adversely affect our results of operations. This risk is heightened during periods of global economic slowdown.

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

The global market for security, safety, site management solutions and products are highly fragmented and intensely competitive. We compete principally in the market for perimeter intrusion detection systems, or PIDS, Video Management Software, or VMS, Intelligent Video Analytics, or IVA. Some of our competitors and potential competitors have greater research, development, financial and personnel resources, including governmental support, as well as established greater penetration into certain vertical markets or geographical market segments. We cannot assure you that we will be able to compete effectively relative to our competitors or continue to develop and market new products effectively. Continued competitive pressures could cause us to lose significant market share or erode profitability margins.

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

A large portion of our sales is to markets outside of Israel and Canada. For the years ended December 31, 2022, 2021 and 2020 approximately 87.2%, 93.3% and 93.1% respectively, of our revenues were derived from sales to markets outside of Israel and Canada. A key component of our strategy is to continue to expand in such international markets. Our international sales efforts are affected by costs associated with the shipping of our products and risks inherent in doing business in international markets, including:

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

Our success and ability to compete depend in large part upon protecting our proprietary technology. We have four patents and have one patent applications pending. We also rely on a combination of trade secret and copyright law and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology. It is our policy to protect our proprietary rights in our products and operations through contractual obligations, including confidentiality and non-disclosure agreements with certain employees, distributors and agents, suppliers and subcontractors. These measures may not be adequate to protect our technology from third-party infringement, and our competitors may independently develop technologies that are substantially equivalent or superior to ours. Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S., Canadian or Israeli laws.

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

If the Canadian government resolves to end these programs and benefits, our business, financial condition, results of operations and net income could be materially adversely affected.

We may fail to maintain effective internal control over financial reporting, which could result in material misstatements in our financial statements.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting in connection with the filing of the annual report on Form 20-F for each fiscal year. We may identify material weaknesses or significant deficiencies in our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in material misstatements in our financial statements. Any such failure could also adversely affect the results of our management’s evaluations and annual auditor reports regarding the effectiveness of our internal control over financial reporting. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2022, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Regulations related to “conflict minerals” may force us to incur additional expenses, may make our supply chain more complex and may result in damage to our reputation with customers.

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, the Securities and Exchange Commission, or the SEC, has adopted requirements for companies that use certain minerals and metals, known as conflict minerals, in their products, whether or not these products are manufactured by third parties. These requirements require companies to perform due diligence, disclose and report whether or not such minerals originate from the Democratic Republic of the Congo and adjoining countries. These requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of our products. While these requirements continue to be subject to administrative uncertainty, we have incurred, and may continue to incur, costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products. Since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals and metals used in our products through the due diligence procedures that we implement, which may harm our reputation. In such event, we may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free.

Risks Relating to Our Ordinary Shares

Volatility of the market price of our ordinary shares could adversely affect our shareholders and us.

The market price of our ordinary shares has been, and is likely to be, highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

•	actual or anticipated variations in our quarterly operating results or those of our competitors;

•	announcements by us or our competitors of technological innovations or new and enhanced products;

•	developments or disputes concerning proprietary rights;

•	introduction and adoption of new industry standards;

•	changes in financial estimates by securities analysts;

•	market changes or trends in our industry;

•	changes in the market valuations of our competitors;

•	announcements by us or our competitors of significant acquisitions;

•	entry into strategic partnerships or joint ventures by us or our competitors;

•	additions or departures of key personnel;

•	political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events;

•	general economic conditions, including conditions related to the banking industry or caused by pandemics and high inflation, and slow or negative market growth; and

•	other events or factors in any of the countries in which we do business, including those resulting from war, incidents of terrorism, natural disasters or responses to such events.

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

The FIMI partnerships owned approximately 42.3% of our outstanding ordinary shares as of April 17, 2023. For as long as FIMI has a controlling interest in our company, it will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Because the interests of FIMI may differ from the interests of our other shareholders, actions taken by FIMI with respect to us may not be favorable to our other shareholders.

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

U.S. holders of our Ordinary Shares may face income tax risks. Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the ordinary shares), and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2022 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. Furthermore, fluctuations in the market price of our ordinary shares may cause our classification as a PFIC for the current or future taxable years to change because the aggregate value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, generally will be determined by reference to the market price of our shares from time to time (which may be volatile). The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below under Item 10E. “Additional Information – Taxation”) of our Ordinary Shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. If we are treated as a PFIC, U.S. Holders of Ordinary Shares would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their Ordinary Shares. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our Ordinary Shares.

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

Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. Such proposed changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

Our continuing capital expenditures for property and equipment for the years ended December 31 2022, 2021 and 2020 were approximately $0.2 million, $0.6 million and 0.4 million, respectively.

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

The sale of our Integrated Solutions (Projects) division, supports our strategy of prioritizing opportunities to provide technologically-rich products, solutions and related services in our key verticals of energy, logistics, critical infrastructure and correctional facilities. Operating as a pure product solutions company will increase visibility into our future performance and provide us with incremental opportunities to deliver additional value to our different stakeholders. As a standalone business, post-divestiture, we continued our growth agenda to leverage our Products division success and scale our business to capture a meaningful share of new market opportunities.

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

•
Develop and enhance our presence in verticals which we have identified as strategic. We intend to enhance our presence in our target vertical markets: critical infrastructure, correctional facilities logistics and energy (among other, oil and gas terminals as well as oil and gas pipelines infrastructure). Many if not all of the verticals are highly regulated and require unique security solutions. As a solution provider with a wide selection of security technologies and products we believe that we can offer a comprehensive security solution that meets the standards required by the applicable regulations.

•	Enhance our presence in emerging markets. We intend to enhance our presence in emerging markets such as Chin and eastern Europe a in order to increase our exposure and sales.

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

Our line of perimeter security products utilizes sophisticated sensor devices to detect and locate intruders and identify the nature of intrusions. Our perimeter security products have been installed along tens of thousands of kilometers of borders and facility boundaries throughout the world, including hundreds of correctional institutions and prisons in the United States and several other countries.

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

•
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

Senstar Life SafetyTM

Senstar Safe Spaces™ is an all-in-one video analytics solution [to help businesses operate safely amidst COVID-19]. Consisting of the Senstar Edge Platform, a simple plug-and-play, stand-alone device with embedded software, Senstar Safe Spaces uses network cameras to verify if health and safety protocols are being followed. Face Mask Detection, Physical Distancing, Sanitization Station Monitoring, and Occupancy Counting.

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

•
StarNet 2 – feature-rich Security Management System (SMS) optimized for the management and operation of perimeter protection and intrusion detection systems. Organized around a visual, map- based interface, StarNet 2 provides a streamlined user experience for operators handling everything from daily routines to crisis situations, enabling organizations to reduce reaction times, improve efficiency and safeguard personnel, our security management system, or SMS, was launched in the latter part of 2015 and replaces the legacy StarNet 1000; and

•
Network Manager - a middleware (software) package interfacing between our family of PIDS sensors and any command and control solution, be it our own system or an external third party application. It is provided to integrators with a full software development kit to enable fast integration of our PIDS into any other SMS and physical security information system. It offers an entry level operator display system called the Alarm Information Module (AIM), typically for management of a single PIDS sensor.

Marketing, Sales and Distribution

We believe that our reputation as a leading global vendor of sophisticated security products and our global presence provides us and our sales representatives with access to decision-makers in all of our main four verticals: energy, corrections, critical infrastructure and logistics.

Our sales efforts focus on:

•
PIDS products are sold indirectly through system integrators and distribution channels. Due to the sophistication of our products, we often need to approach end-users directly and be in contact with system integrators; however, sales are directed through third parties. Our sales team is trained on cross-selling PIDS, VMS, IVA and EAC.

•
VMS, EAC and IVA. Video management system software and Intelligent Video Applications licenses, the associated maintenance and support services, are sold primarily through locally based distributor partners. Some key accounts are managed directly with the end-users. Our sales team is trained on cross-selling PIDS, VMS, IVA and EAC.

In addition to our global corporate office in Israel and our principal facilities in Canada, the United States and Germany, we have sales and technical support offices in China, the Philippines and other countries.

Customers

The following table shows the geographical breakdown of our consolidated revenues with respect to our continuing operations for the three years ended December 31, 2022, 2021 and 2020:

	Year ended in December 31,
	2022	2021	2020
	(in thousands)

North America	$16,042	$15,902	$17,520
Europe	10,396	8,913	9,052
APAC	6,571	8,387	5,267
South and Latin America	1,334	1,296	1,322
Israel	1,195	317	-
Others	20	101	190
Total	$35,558	$34,916	$33,351

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

During the years ended December 31, 2022, 2021 and 2020, we derived approximately 17.7%, 17.9% and 14.0% of our total Products revenues, respectively, from maintenance and services.

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

Our research and development expenses relating to our continuing Products' segment operations during 2022, 2021 and 2020 were $4.0 million, $3.9 million and $4.0 million, respectively. In addition to our own research and development activities, we also acquire know-how from external sources. We cannot assure you that any of our research and development projects will yield profitable results in the future.

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

We acquire most of the components utilized in our products, and certain services from a limited number of suppliers and subcontractors. Supply chain disruptions were exacerbated in 2022 as major shipping ports and manufacturing facilities in Asia have been affected by outbreaks of the Covid-19 variants, either closing or reducing capacity. The disruption to global supply chains has led to longer supplier delivery times and an increase in material prices. Despite the supply chain said disruptions we were able to source the needed material and sub-components to continue manufacturing and deliveries to our customers, we cannot assure you that we will continue to be able to obtain such items from our suppliers on satisfactory terms. Alternative sources of supply may be difficult to obtain. Therefore, temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results. We also maintain an inventory of systems and spare parts in order to enable us to overcome potential temporary supply shortages until an alternate source of supply is available. Nevertheless, temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results.

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

The PIDS market is very fragmented. Our most frequently encountered competitors include Southwest Microwave Inc., AVA (formerly named Future Fibre Technologies Pty. Ltd.), Fibersensys Inc. (an Optex Company), CIAS Elettronica Srl, Vitaprotech,in France and Gallagher (New Zealand).

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

Intellectual Property Rights

We have four patents in the U.S. and have one patent application pending and have obtained licenses to use proprietary technologies developed by third parties. We cannot assure you:

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

ARMOURFLEX, ENTERPRISE MANAGER, INTELLI-FLEX, INTELLIFIBER, LM100, NETWORK MANAGER, STARLED, STARNET, SENSTAR CARE, SENSTAR logo, SENSTAR SYMPHONY, SENSTAR SAFE SPACES and SENSTAR SENSOR FUSION and all other marks used to identify particular products and services associated with our businesses are trademarks (unregistered). Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

We lease office space in Waterloo, Canada, which houses our video management software operations. We also lease other sites world-wide. The aggregate annual rent for such offices was approximately $260,000 in 2022.

We also lease office space in Ramat-Gan, Israel which houses our corporate operations. The annual rent for this space is approximately $55,000 per year under a lease that expires in November 2023.

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

Overview

Historically, we had two operating segments, which also represented our reportable segments and reporting units. Magal Integrated Solutions (“Projects” segment) and Senstar Product division (“Products” segment). On June 30, 2021, the Projects segment was sold. Therefore, the results of the Projects segment were classified as discontinued operations in our consolidated statements of operations and thus excluded from both continuing operations and segment results for all periods presented. Accordingly, we have one reportable segment with the change reflected in all periods presented.

Our consolidated revenues for the years ended December 31, 2022, 2021 and 2020 for our continuing operations were approximately $35.6 million, $34.9 million and $33.4 million, respectively.

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

Growth Strategy

During 2022 and following the divestiture of our Integrated Solutions (Projects) division,] we continued our recent strategic growth plan focusing on the sale of our Senstar products and solutions. Pursuant to the plan, we streamlined our product sales activity in our three main regions, the Americas (including LATAM), EMEA, and APAC. In 2022, we addressed the Chinese market with the establishment of Senstar China. We are continuing to focus on our strategic verticals: critical infrastructure, Energy (oil and gas), logistics and correctional facilities). We intend to continue to expand our sales to these verticals through allocation of resources and funds, including the acquisition of complementary technologies that will increase our offerings to these targeted verticals.

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

After the re-measurement process is complete the financial statements are translated into our reporting currency, which is the U.S. dollar, using the current rate method. Equity accounts are translated using historical exchange rates. All other balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the year. The resulting translation adjustments are reported as a component of shareholders’ equity. For the years ended December 31, 2022, 2021 and 2020, our foreign currency translation adjustments totaled $9.7 million, $9.7 million and $9.1 million, respectively. We recorded foreign exchange gain, net of $0.4 million in the years ended December 31, 2022 and foreign exchange losses, net of $1 million and $1 million in the years ended December 31, 2021 and 2020, respectively. This is due to the adjustment of monetary assets and liabilities, denominated in currencies, other than the functional currency of the operational entities in the group. At the end of each period, a change in currency valuation of monetary assets and liabilities is recorded as a non-cash financial expense or income. The Israeli Shekel appreciated by 13.2% against the U.S. dollar in 2022 and depreciated by 3.3% and 7.0% against the U.S. dollar in 2021 and 2020, respectively.

Concentrations of credit risk

Financial instruments that are potentially subject to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term bank deposits, unbilled accounts receivable, trade receivables, long-term trade receivables and long-term loans.

As of December 31, 2022, $8.8 million of our cash and cash equivalents and restricted cash and short-term deposits were invested in major Israeli and U.S. banks, and approximately $6.2 million were invested in other banks, mainly with the Royal Bank of Canada, Deutsche Bank and Natwest Bank. Cash and cash equivalents deposited with U.S. banks or other banks may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits maybe redeemed upon demand and therefore bear low risk.

The trade receivables and the unbilled accounts receivable of our company and our subsidiaries are derived from sales to large and solid organizations located mainly the United States, Canada, and Europe. We perform ongoing credit evaluations of our customers and to date have generally not experienced any material losses. An allowance for credit losses is recognized with respect to those amounts that we have determined to be doubtful of collection. In certain circumstances, we may require letters of credit, other collateral or additional guarantees. During the years ended December 31, 2022, 2021 and 2020 we recorded less than $0.1 million, $0.1 million and $0.1 million of expenses related to credit losses, respectively. As of December 31, 2022, our allowance for credit losses amounted to $0.1 million.

We have no significant off-balance sheet concentration of credit risks, such as foreign exchange contracts or foreign hedging arrangements.

Recent Developments

During the years 2020 and 2021 the COVID-19 pandemic had an adverse effect on our industry and the markets in which we operate. During that time, the COVID-19 outbreak significantly impacted our sales. We also experienced postponed and delayed orders in certain areas of our businesses. Further, the guidance of social distancing, lockdowns, quarantines and the requirements to work from home in various key territories such as Canada, United States, APAC, EMEA and other countries, in addition to greatly reduced travel globally, resulted in a substantial curtailment of business activities, which affected our ability to deliver products and services in the areas where restrictions were implemented by the local governments. In addition, certain of our sales and support teams were unable to travel or meet with customers and the pandemic threat caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruptions and shutdowns (including as a result of government regulation and prevention measures). As a result, we experienced a reduction in business in 2020. The regression of the pandemic during 2022, followed by lifting of travel restrictions and social distancing regulations, except in APAC, led to some recovery in our business. In the twelve months ended December 31, 2022, our revenue was $35.6 million, compared to $34.9 million in the comparable period of 2021, and $33.4 million in the comparable period of 2020.

COVID was still a major factor in APAC during 2022 which caused delays in sales and marketing activities.

Most of our administrative functions can be performed remotely. Our ability to collect money, pay bills, handle customer communications, schedule production, and order raw materials necessary for our production has not been materially impacted. To date we have not experienced a significant change in the timeliness of payments of our invoices and our cash position remains stable.

We had to occasionally adjust our manufacturing routine due to restrictions resulting from the Covid-19 pandemic, such as lack of material. We had managed to continue manufacturing and deliveries of our products to our customers throughout 2022.

Supply chain disruptions have been exacerbated in 2022 as major shipping ports and manufacturing facilities in Asia have been affected by Covid-19 variants. The disruption to global supply chains has led to longer supplier delivery times and an increase in material prices.

The following table presents certain financial data expressed as a percentage of revenues for the periods indicated for the continuing operations:

	Year Ended December 31
	2022	2021	2020
Revenues	100%	100%	100%
Cost of revenues	40%	37%	34%
Gross profit	60%	63%	66%
Operating expenses:
Research and development, net	11%	11%	12%
Selling and marketing, net	25%	29%	26%
General and administrative	20%	20%	19%
Operating income	4%	3%	9%
Financial income (expenses), net	-	(3)%	(3)%
Income before income taxes	5%	-	6%
Taxes on income (tax benefit)	(7)%	6%	5%
Income (loss) from continuing operations	11%	(6)%	1%

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021 (for continuing operations)

Revenues. Revenues from continuing operations increased by 1.8% to $35.6 million for the year ended December 31, 2022 from $34.9 million for the year ended December 31, 2021. The increase relates to some recovery in our business which was impacted by the COVID-19 pandemic.

Cost of revenues. Cost of revenues increased by 8.7% to $14.1 million for the year ended December 31, 2022 from $12.9 million for the year ended December 31, 2021. Cost of revenues as a percentage of revenues increased to 40% in 2022 from 37.0% in 2021, primarily due to our revenue mix, some increases in the material costs and due to subsidies granted to our Canadian subsidiary under the Canada Emergency Wage Subsidy program in 2021.

Research and development expenses, net. Research and development expenses, net slightly increased by 2.5% to $4.0 million for the year ended December 31, 2022 from $3.9 million for the year ended December 31, 2021.

Selling and marketing expenses. Selling and marketing expenses decreased by 9.9% to $9.0 million for the year ended December 31, 2022 from $10.0 million for the year ended December 31, 2021, primarily due to reduction costs is sales employees. Selling and marketing expenses as a percentage of revenues decreased to 25.3% in 2022 from 28.6% in 2021.

General and administrative expenses. General and administrative expenses slightly increased by 0.1% to $7 million for the year ended December 31, 2022 from $7.0 million for the year ended December 31, 2021. General and administrative expenses amounted to 19.6% and 20% of revenues in 2022 and 2021, respectively.

Operating income. We had operating income of $1.5 million for the year ended December 31, 2022 compared to operating income of $1.1 million for the year ended December 31, 2021. The increase in operating income was primarily attributable to an increase in revenues and operating expenses savings.

Financial income (expenses), net. Our financial income, net, for the year ended December 31, 2022 was $0.1 million compared to financial expenses, net of $1 million for the year ended December 31, 2021. The financial income in 2022 were primarily attributable to foreign exchange gain, net, offset by interest expenses during the year.

Income taxes. We recorded tax benefits, net $2.4 million in the year ended December 31, 2022 compared to tax expenses of $2.3 million in the year ended December 31, 2021, primarily due to a different geographical mix of pre-tax profitability as well as recovery of provisions for uncertain tax positions and deferred tax asset.

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020 (for continuing operations)

Please see Item 5 in the Form 20-F for the Year ended December 31, 2021 filed on April 27, 2022 for this comparison

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

Year ended December 31,	NIS devaluation (appreciation) rate %

2018	8.1
2019	(9.8)
2020	(7.0)
2021	(3.3)
2022	13.2

The U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the CAD. In 2022, the CAD depreciated against the U.S. dollar by 6.4%. In 2021 and 2020 the CAD appreciated against the U.S. dollar by 0.1% and 2.1%, respectively.

In 2022 foreign currency fluctuations had a positive impact on our results of operations as we recorded foreign exchange gain, net of $0.4 million. In 2021 and 2020, foreign currency fluctuations had a negative impact on our results of operations as we recorded foreign exchange loss, net of $1 million and $1 million, respectively.

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

As of December 31, 2022, we had a net deferred tax assets of $1.1 million, of which $0.7 million in domestic deferred tax liability offset by $1.8 million in foreign deferred tax asset. We had total estimated available operating tax loss carryforwards of $9.4 million with respect to our operations in Israel to offset against future taxable income. We have recorded a full valuation allowance for such carryforward tax losses due to the uncertainty of their future realization. As of December 31, 2022, our subsidiaries outside of Israel had estimated total available carryforward operating tax losses of $5.6 million, of which $5.3 million was attributable to our U.S. subsidiaries (federal only), which may be used as an offset against future taxable income for periods ranging between 1 and 20 years. Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state tax law provisions. The annual limitation may result in the expiration of net operating losses before utilization.

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

Cash and cash equivalents and short-term deposits amounted to $15.0 million at December 31, 2022 compared to $26.4 million at December 31, 2021. The decrease in cash and cash equivalents is primarily due to net cash used in operating activities as well as investing activities which was slightly offset by net cash used in financing activities. Our cash and cash equivalents, short and long-term bank deposits are held in various banks, mainly in U.S. dollars, Euros, NIS and CAD.

From our inception until our initial public offering in March 1993, we financed our activities mainly through cash flow from operations. In March 1993, we received proceeds of $9.8 million from our initial public offering of 1,380,000 ordinary shares. Subsequently, we made follow-on public offerings, in February 1997 (of 2,085,000 ordinary shares) and in April 2005 (of 1,700,000 ordinary shares), in which we raised $9.4 million and $14.9 million, respectively. To allow us to begin to implement a new strategic plan, on September 8, 2010, a company affiliated with our former principal shareholder, provided us with a bridge loan of $10.0 million. To repay the loan and to raise permanent capital for general working capital purposes including facilitating the implementation of our new business strategy, in July and August 2011 we raised $16.2 million from  rights offering of 5,273,274 ordinary shares and a private placement of 150,000 of our ordinary shares.

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

We expect that our total research and development expenses in 2023 will be approximately $4.6 million. Our research and development plan for 2023 covers development of new and innovative products, as well as the improvement of existing technologies.

We believe that our cash and cash equivalents, bank facilities, bank deposits and our expected cash flows from operations will be sufficient to meet our ongoing cash requirements through 2023. However, our liquidity could be negatively affected by a decrease in demand for our products, including the impact of potential reductions in customer purchases that may result from the current general economic climate.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2022	2021	2020
	(in thousands)
Net cash provided by (used in) operating activities	(9,515)	6,029	2,317
Net cash provided by (used in) investing activities	(237)	31,725	16,220
Net cash provided by (used in) financing activities	19	(39,683)	(28,785)
Effect of exchange rate changes on cash and cash equivalents	(1,727)	981	2,828
Increase (decrease) in cash, cash equivalents and restricted cash	(11,460)	(948)	(7,420)
Cash, cash equivalents and restricted cash at the beginning of the year, including cash attributable to discontinued operations	26,397	27,345	34,765
Cash, cash equivalents and restricted cash at the end of the year, including cash attributable to discontinued operations	14,937	26,397	27,345
Less: Cash, cash equivalents, and restricted cash attributable to discontinued operations	-	-	2,814
Cash, cash equivalents, and restricted cash from continuing operations	14,937	26,397	24,531

Net cash used in operating activities in the year ended December 31, 2022 was approximately $9.5 million, compared to net cash provided by operating activities of approximately $6.0 million and $2.3 million in the year ended December 31, 2021 and 2020, respectively.

Net cash used in operating activities in the year ended December 31, 2022 was primarily attributable to a decrease of $7.4 million in other accounts payable and accrued expenses and deferred revenues, an increase of $3.2 million in inventories, an increase of $2.5 million in trade receivables, an increase of $1.4 million in deferred income taxes and an increase of $0.3 million in unbilled receivables. This was offset in part by our profit in 2022, as well as $1.4 million of depreciation and amortization expenses and a decrease of $0.5 million in other accounts receivable and prepaid expenses.

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

Net cash used in investing activities of approximately $0.2 million in the year ended December 31, 2022, compared to net cash provided by investing activities of approximately $31.7 million and $16.2 million in the years ended December 31, 2021 and 2020, respectively.

In the year ended December 31, 2022, our net cash used in investing activities was primarily attributable to purchase of property and equipment for $0.2 million.

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

Net cash provided by financing activities of approximately $19 thousands in the year ended December 31, 2022, compared to net cash used in financing activities of approximately $39.7 million and $28.8 million in the years ended December 31, 2021 and 2020, respectively.

In the year ended December 31, 2022, our net cash provided by financing activities was attributable to the proceeds from the issuance of shares upon exercise of options of $19 thousands.

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

For our continuing operations, we had capital expenditures for property and equipment of approximately $0.2 million, $0.6 million and $0.4 million, in the years ended December 31, 2022 and 2021 and $2020, respectively. We estimate that our capital expenditures for 2023 will total approximately $0.4 million. We expect to finance these expenditures primarily from our cash and cash equivalents and our operating cash flows. However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions and changes in the demand for our products.

Credit Lines and Other Debt

As of December 31, 2022, we had credit lines with Bank Leumi Le-Israel B.M., or Bank Leumi, and Mizrahi-Tefahot Bank., or UMTB, totaling $1.6 million in the aggregate, out of which $0.1 million was available as of December 31, 2022. Our credit lines at Bank Leumi and UMTB have no restrictions as to our use of the credit. We are not under any obligation to maintain financial ratios or other terms in respect of our credit lines. In addition, as of December 31, 2022, our foreign subsidiary had credit lines with the Royal Bank of Canada of $0.6 million in the aggregate, of which $0.5 million was available at December 31, 2022.

As of December 31, 2022, our outstanding balances under our credit lines in Israel consisted of several bank performance, advance payment and bid guarantees totaling approximately $1.5 million, at an annual cost of 0.65%-1%. As of December 31, 2022, the outstanding balances under the credit lines of our subsidiary consisted of several bank performance, advance payment and bid guarantees totaling approximately $0.1 million, at an annual cost of approximately 1.7%.

We have no significant off-balance sheet concentration of credit risks, such as foreign exchange contracts or foreign hedging arrangements.

C.	Research and Development, Patents and Licenses.

Government Grants

We participate in programs sponsored by the Industrial Research Assistance Program (IRAP) in Canada. During 2022 our Canadian subsidiary recognized IRAP funding in the amount of $89,000. During 2021 and 2020 our Canadian subsidiary did not receive any grants with respect to such programs.

Investment Tax Credit

Our Canadian subsidiary is eligible for investment tax credits for its research and development activities and for certain current expenditures. For the years ended December 31, 2022, 2021 and 2020, our Canadian subsidiary recognized $140,000, $152,000 and $151,000, respectively, of investment tax credits.

In addition, as of December 31, 2022, our U.S. subsidiary had available investment tax credits of approximately $165,000 to reduce future federal and state income taxes payable. These credits will expire in 2023 through 2025 in the U.S. As of December 31, 2022, our subsidiaries made a full valuation allowance in respect of such investment tax credits.

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

E.	Critical Accounting Estimates

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

In the past, our gross margin was affected by the proportion of our revenues generated from our Products and Projects segments. Historically, our revenues from Products generally had higher gross margins than our Projects revenues.

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

Depreciation and Amortization and impairment of goodwill. The amount of depreciation and amortization attributable to our Products segment for the years ended December 31, 2022, 2021 and 2020 were approximately $1.4 million, $1.5 million and $1.2 million, respectively.

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

Following the sale of the Integrated Solution Division, we generate our revenues mainly from: (1) sales of security products; (2) services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts; (3) software license fees and related services; and (4) force protection systems project for which revenues are generated from long-term fixed price contracts.

We enter into contracts that can include combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. The perpetual license is distinct as the customer can derive the economic benefit of the software without any professional services, updates or technical support.

The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer. We usually do not grant a right of return to our customers.

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

Revenues for performance obligations that are not recognized over time are recognized at the point in time when control is transferred to the customer (which is generally upon delivery) and included mainly revenues from the sales of security products without significant installation work. We generally do not provide a right of return to our customers. For performance obligations that are satisfied at a point in time, we evaluated the point in time when the customer can direct the use of, and obtain the benefits from, the products. Shipping and handling costs are not considered performance obligations and are included in cost of sales as incurred.

Services and maintenance are performed under either fixed-price or time-and-materials based contracts. Under fixed-price contracts, we agreed to perform certain work for a fixed price. Under time-and-materials contracts, we are reimbursed for labor hours at negotiated hourly billing rates and for materials. Our service contracts included contracts in which the customer simultaneously receives and consumes the benefits provided as the performance obligations are satisfied, accordingly, related revenues are recognized, as those services are performed or over the term of the related agreements.

For our force protection systems contract, where our performance does not create an asset with an alternative use, we recognized revenue over performance time because of continuous transfer of control to the customer. For these performance obligations that are satisfied over time, we recognize revenue using an input method with revenue amounts being recognized proportionately as costs are incurred relative to the total expected costs to satisfy the performance obligation.

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

During the years ended December 31, 2022, 2021 and 2020 we recorded inventory write-offs from continuing operations in the amounts of $21,000, $0.1 million and $29,000, respectively. Such write-offs were included in cost of revenues.

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

As of December 31, 2022, we had a net deferred tax assets of $1.1 million, of which $0.7 million in domestic deferred tax liability offset by $1.8 million in foreign deferred tax asset. We had total estimated available operating tax loss carryforwards of $9.4 million with respect to our operations in Israel. Our non-Israeli subsidiaries had estimated total available operating tax loss carryforwards of $5.6 million, of which $5.3 million was attributable to our U.S. subsidiaries (federal only), which may be used as an offset against future taxable income for periods ranging between 1 and 20 years. As of December 31, 2022, we recorded a partial valuation allowance on these carryforward tax losses and other temporary differences that management believes are not expected to be realized in the foreseeable future and other temporary differences that management believes are not expected to be realized in the foreseeable future. Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

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

In 2020, we operated as two operating segments, each comprised of one reporting unit. For the purposes of impairment testing of goodwill, we identified two reporting units to which goodwill relates: (1) Products reporting unit which comprises the Products segment and; (2) ESC BAZ reporting unit within the Projects segment.

For the years ended December 31, 2022, 2021 and 2020, no impairment losses were recorded.

Intangible assets

Our intangible assets are comprised of patents, acquired technology, customer relations and backlog. Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350, “Intangibles – Goodwill and Other.”

For the years ended December 31, 2022, 2021 and 2020, no impairment losses were recorded.

Impairment of long-lived assets

Our long-lived assets (assets group) to be held or used, including right of use assets and intangible assets that are subject to amortization, are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. For the years ended December 2022, 2021 and 2020, we did not record any impairment charges attributable to long-lived assets.

ITEM 6.          Directors, Senior Management and Employees

A.	Directors and Senior Management.

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Gillon Beck	61	Chairman of the Board of Directors
Jacob Berman	74	Director
Avraham Bigger (1)(2)	77	Director
Limor Steklov (1)(2)	52	External Director
Moshe Tsabari (1)(2)	69	External Director
Dror Sharon*	57	Chief Executive Officer
Tomer Hay	46	Chief Financial Officer
Fabien Haubert	48	Vice President & Managing Director of Senstar - Head of the Product Division

(1) Member of our Audit Committees.
(2) Member of our Compensation Committee

* In January 2023, Mr. Sharon notified the Company of his intention to retire from the position as Chief Executive Officer in the near future.

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

Dror Sharon has served as our Chief Executive Officer since June 24, 2018, following a six years career as President and CEO of Controp Precision Technology Ltd., a company specializing in developing, manufacturing and selling electro optical and precision motion control systems for the global defense and homeland security (HLS) markets. Prior to that, Mr. Sharon served in various positions at Opgal Optronics Ltd., the last four years as its President and CEO. Mr. Sharon holds an MBA degree from Derby University, United Kingdom and a B.Sc. degree in Mechanical Engineering (Dean’s award of excellence) from the Technion -Israel Institute of Technology, Haifa, Israel. In January 2023, Mr. Sharon notified the Company of his intention to retire from the position as Chief Executive Officer in the next few months.

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

The terms of office of Messrs. Beck, Berman and Bigger will expire at our 2023 annual general meeting of shareholders. The terms of our external directors, Mr. Tsabari and Ms. Steklov, expire at our 2023 and 2025 annual general meetings, respectively.

B.	Compensation

Compensation of Directors and Executive Officers

The aggregate compensation costs on behalf of our directors and executive officers as a group during 2022 (including executive officer which does not longer serves as executive officer) consisted of approximately $1.6 million in salary, fees, bonus, equity based compensation, commissions and directors’ fees, but excluding dues for professional and business associations, business travel and other expenses commonly reimbursed or paid by companies. As of December 31, 2022, the aggregate amount set aside or accrued for pension, retirement and vacation or similar benefits for our directors and executive officers was approximately $0.1 million. In addition, we provide automobiles to our executive officers at our expense.

We pay our directors an annual fee of NIS 90,000 (approximately $25,600) and a fee of NIS 4,000 (approximately $1,150) for each board or committee meeting that they attend. Such amounts are linked to the Israeli consumer price index, or CPI, and are updated on a semi-annual basis and accordingly, are adjusted to reflect changes in the CPI in February and August, each year. In addition, we pay to our Executive Chairman a monthly payment of NIS 15,000 (approximately $4,250). Our executive Chairman is also entitled to a director fees paid to all of our directors as described above. In addition, Mr. Beck is entitled to annual cash bonus of $30,000 payable in the event our net profit pursuant to our annual audited and consolidated financial statement exceeds $5,000,000.

As of December 31, 2022, our directors and executive officers as a group, then consisting of 9 persons, held options to purchase an aggregate of 510,000 ordinary shares, having exercise prices ranging from $1.9 to $3.28 and expiration dates ranging from 2023 to 2028. Generally, the options vest over a two to four year period. See this Item 6E. “Directors, Senior Management and Employees – Share Ownership – Stock Option Plans.”

Compensation of Senior Office Holders – Israel Companies Law Disclosure

The table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Israeli Companies Law) during the year ended December 31, 2022 (which include one former senior officer), in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Information Regarding the Covered Executive(1) (dollars in thousands)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Dror Sharon – Chief Executive Officer	333	155	43	31	562
Fabien Haubert –Vice President & Managing Director of Senstar - Head of the Product Division	194	43	25	25	287
Tomer Hay – Chief Financial Officer	144	62	18	19	243
Doron Kerbel – Former Vice President General Counsel and Company Secretary	147	66	-	14	227
Jeremy Weese –Vice President & Managing Director of Senstar - Head of the Product Division	172	21	22	3	218
(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.
(2)
All current Covered Executives listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2022.

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

(4)	Amounts reported in this column refer to Variable Compensation such as commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2022.
(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2022.

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

Election of Directors

Our articles of association provide for a board of directors of not less than three and not more than 11 members, as may be determined from time to time at our annual general meeting. Our board of directors is currently composed of five (5) directors.

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

Ms. Steklov and Mr. Tsabari serve as our external directors under the Israeli Companies Law. Ms. Steklov’s first term will expire in 2025 and Mr. Tsabari’s third term will expire in 2023.

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

Board Diversity

While we do not have a formal policy on diversity, our Board considers diversity to include the skill set, background, reputation, type and length of business experience of our board members, as well as a particular nominee’s contribution to that mix. Although there are many other factors, the Board seeks individuals with experience in the defense industry, sales and marketing, legal and accounting skills and board experience. In accordance with Nasdaq’s Board Diversity Rules, our board-level diversity statistics are published on our website at https://senstartechnologies.com/about/

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

We are committed to providing a safe work environment for our employees in compliance with applicable regulations.

As of December 31, 2022, we employed 158 full-time employees, of whom 23 were employed in general management and administration, 49 were employed in selling and marketing, 50 were employed in production, customers' support and maintenance and 36 were employed in engineering and research and development. Of such full-time employees, 99 were located in Canada, 20 were in the United States and 39 were in various other countries.

As of December 31, 2021, following the divestiture of our Integrated Solutions (Projects) division, we employed 160 full-time employees, of whom 24 were employed in general management and administration, 55 were employed in selling and marketing, 46 were employed in production, customers’ support and maintenance, and 35 were employed in engineering and research and development. Of such full-time employees, 107 were located in Canada, 22 were in the United States and 31 were in various other countries.

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

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of April 17, 2023.

Name	Number of Ordinary Shares Owned (1)	Percentage of Outstanding Ordinary Shares (2)

Gillon Beck (3)	-	-
Jacob Berman	13,750	*
Avraham Bigger	-	-
Limor Steklov	-	-
Moshe Tsabari	-	-
Dror Sharon (4)	360,000	1.5%
Tomer Hay	-	-
Fabien Haubert (5)	16,000	*
All directors and executive officers as a group (8 persons) (6)	389,750	1.7%

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

(2)	The percentages shown are based on 23,309,987 ordinary shares issued and outstanding as of April 17, 2023.

(3)	Does not include any ordinary shares held by the FIMI Funds.

(4)	Includes 360,000 ordinary shares issuable upon the exercise of currently exercisable options.

(5)	Includes 16,000 ordinary shares issuable upon the exercise of currently exercisable options.

(6)	Includes 376,000 ordinary shares issuable upon the exercise of currently exercisable options.

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

The 2010 Plan is designed to allow the grantees to benefit from the tax benefits under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961. Our Board of Directors has resolved that all options that will be granted to Israeli residents under the 2010 Plan will be taxable under the “capital gains route.” Pursuant to this route, the profit realized by an employee is taxed as a capital gain (25%) if the options or underlying shares are held by a trustee for at least 24 months from their date of the grant or issuance. Any difference between the exercise price of the options and the average price of the company’s shares during the 30 trading days before the date of grant of the options will be treated as ordinary income and will be taxed according to the employee’s marginal tax rates plus social contribution. If the underlying shares are sold before the elapse of such period, the profit is re-characterized as ordinary income. As of December 31, 2022, options to purchase 552,332 ordinary shares were outstanding under the 2010 Plan, exercisable at an average exercise price of $2.826 per share. During 2022, no options were awarded under the 2010 Plan. Options to purchase 8,334 ordinary shares were exercised during 2022.

F.	Disclosure Of A Registrant’s Action To Recover Erroneously Awarded Compensation

Not applicable

ITEM 7.          Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information as of April 17, 2023 regarding the beneficial ownership of our ordinary shares, by each person or entity known to us to own beneficially 5% or more of our ordinary shares.

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

(2)	The percentages shown are based on 23,309,987 ordinary shares issued and outstanding as of April 17, 2023.

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

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 19, 2023, there were 27 holders of record of our ordinary shares, of which 23 record holders holding approximately 91.29% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 91.27% of our outstanding ordinary shares as of such date.

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

On September 21, 2021, the former Mexican subsidiary appealed the resolution by the lower court before the Collegiate Courts of Circuit, in October 2021, the Collegiate Court admitted the appeal, however, on March 14, 2022, the Court notified the resolution whereby it ruled in favor of the Tax Authority, deciding to confirm the challenged resolution. On March 25, 2022, the former Mexican subsidiary appealed the Collegiate Court's decision before the Mexican Supreme Court of Justice. On May 17, 2022, the Mexican Court rejected the former Mexican subsidiary's annulment claim regarding the Mexican Tax authority’s decision not to allow the deduction of expenses and credit of VAT in respect of the engagement of Cuceju by the former Mexican subsidiary.

According to the Purchase Agreement of the Integrated Solutions division dated February 7, 2021, we were financially liable for the outcome of this dispute and so had to indemnify Aeronautics Ltd. according to the final tax resolution in this matter. Therefore, on July 19, 2022, Aeronautics Ltd. and Magal Security Systems Ltd. (formerly Onlishel Ltd.) (collectively for this section the "Buyer") and us, agreed that we, reimburse the Buyer in the amount of $4.3 million (approximately 86,855 thousands Mexican Peso, in accordance with the then USD-Mexican Peso exchange rate) (the "Tax Payment Amount"), as set forth in the closing protocol dated June 30, 2021 to the Purchase Agreement. The Buyer committed to pay the Tax Payment Amount to the relevant Mexican tax authorities.

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

Taxation of Dividends paid to Non-Resident Holders of Shares

Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends. On distributions of dividends other than bonus shares or stock dividends, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a “significant shareholder” at the time of receipt of the dividend or at any time during the 12-month period preceding such, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. However, under the Investments Law, dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%. A surtax of 3% applies on top of the above rates in case of individuals whose taxable income (including inter-alia income from dividend) in the relevant year exceeds a threshold of NIS 663,240 (for 2022 – indexed annually).

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

Unless otherwise indicated, this discussion assumes that the Company is not, and will not become, a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. See“—Passive Foreign Investment Companies” below.

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

Passive Foreign Investment Companies

Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the ordinary shares), and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2022 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. If we were a PFIC for any taxable year during which a U.S. Holder owned Ordinary Shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of Ordinary Shares would be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our Ordinary Shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the IRS on IRS Form 8621.

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

I.	Subsidiary Information.

Not applicable.

J.	Annual Report to Security Holders.

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

The U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the CAD. In 2022 the CAD depreciated against the U.S. dollar by 6.4%. In 2021 and 2020 the CAD appreciated against the U.S. dollar by 0.1% and 2.1%, respectively.

In 2022, foreign currency fluctuations had a positive impact on our results of operations as we recorded foreign exchange gain, net of $0.4 million. In 2021 and 2020, foreign currency fluctuations had a negative impact on our results of operations as we recorded foreign exchange loss, net of $1 million and $1 million, respectively.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission. Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31,2022.

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

	Year Ended December 31,
Services Rendered	2022	2021
Audit (1)	232,000	270,000
Tax (2)	56,000	43,000
Other (3)	4,000	4,000
Total	292,000	317,000

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

ITEM 16E.      Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any ordinary shares of our company nor did an affiliated purchaser purchase any shares of our company on our behalf during 2022.

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

ITEM 16J.          Insider Trading Policies .

Not applicable.

PART III

ITEM 17.          Financial Statements

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.          Financial Statements

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.          Exhibits

Exhibit No.	Description

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant (2)

2.1	Specimen Share Certificate for Ordinary Share (3)

2.2	Registrant’s 2010 Israeli Share Option Plan (4)

2.4	Amendment to Registrant’s 2010 Israeli Share Option Plan(5)

2.5	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934(6)

4.1	Form of Indemnification Agreement – Office Holder(7)

4.2	Compensation Policy of Office Holders (8)

4.3	Share and Asset Purchase Agreement by and between Aeronautics Ltd. and the Registrant dated February 7, 2021. (9)

8.1	List of Subsidiaries of the Registrant (10)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer

101.INS	Inline XBRL Instance Document.*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.*

101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.*

101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.*

101.LAB	Inline XBRL Taxonomy Label Linkbase Document.*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

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

(3)	Filed as Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019, and incorporated herein by reference.

(4)	Filed as Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

(5)	Filed as Exhibit 2.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013, and incorporated herein by reference.

(6)	Filed as Exhibit 2.5 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019, and incorporated herein by reference.

(7)	Filed as Exhibit A to Exhibit 99.1 to the Registrant’s Proxy Statement on Form 6-K furnished to the Securities and Exchange Commission on July 15, 2019 and incorporated herein by reference.

(8)	Filed as Exhibit A to Exhibit 99.1 to the Registrant’s Proxy Statement on Form 6-K furnished to the Securities and Exchange Commission on July 16, 2021 and incorporated herein by reference.

(9)	Filed as Exhibit 99.2 to the Registrant’s Report on Form 6-K furnished to the Securities and Exchange Commission on February 8, 2021 and incorporated herein by reference.

(10)	Filed as Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2021, and incorporated herein by reference.

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SENSTAR TECHNOLOGIES LTD.
(Formerly: Magal Security Systems Ltd.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Senstar Technologies Ltd. (formerly: Magal Security Systems Ltd.) and its Subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

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

Title	Goodwill impairment assessment

Description of the Matter
At December 31, 2022, the Company had $10.9 million of goodwill on its consolidated balance sheet. As discussed in Note 2 to the consolidated financial statements, the Company's evaluation of goodwill for impairment involves the comparison of the Company's reporting unit estimated fair value to its carrying amount annually in the fourth quarter of each year or more frequently if a change in circumstances or the occurrence of events indicates that potential impairment exists. During the fourth quarter of 2022, the Company estimated the fair value of its reporting unit using discounted cash flow calculation and performed a quantitative goodwill impairment test.

Auditing the Company's estimated fair value involved a high degree of auditor judgement due to the effort to evaluate management's assumptions and estimates that are subject to risk and uncertainty related to future growth rates, margin projections, and the discount rate.

How We Addressed the Matter in Our Audit
Our audit procedures included, among others, evaluating management's ability to accurately forecast future sales growth by comparing actual results to management's historical forecasts, evaluating the reasonableness of management's sales and operating profit forecasts by comparing the forecasts to (1) historical sales and operating profit and (2) internal communications to management and the Board of Directors, and evaluating with the assistance of our fair value specialists, the discount rate, including testing the underlying source information and the mathematical accuracy of the calculation, and by developing a range of independent estimates and comparing those to the discount rate selected by management.  Additionally, we performed sensitivity analyses of the significant assumptions to evaluate the changes in the fair value of the reporting unit that would result from reasonably expected changes in the significant assumptions.

We have served as the Company's auditor since 1984.

Tel-Aviv, Israel April 20, 2023	/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2022	2021
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$14,937	$26,397
Short-term bank deposits	110	-
Restricted cash and deposits	5	6
Trade receivables, net	9,973	7,723
Unbilled accounts receivable	350	26
Other accounts receivable and prepaid expenses (Note 3)	1,441	2,010
Inventories (Note 4)	8,443	5,751

Total current assets	35,259	41,913

LONG-TERM ASSETS:
Deferred tax assets (Note 13)	1,981	502
Operating lease right-of-use assets (Note 5)	987	1,228

Total long-term assets	2,968	1,730

PROPERTY AND EQUIPMENT, NET (Note 6)	1,651	2,109

INTANGIBLE ASSETS, NET (Note 7)	1,142	2,186

GOODWILL (Note 8)	10,866	11,449

Total assets	$51,886	$59,387

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

(Formerly: Magal Security Systems Ltd.)

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2022	2021
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,408	$2,710
Customer advances	239	390
Deferred revenues	2,866	2,704
Other accounts payable and accrued expenses (Note 9)	4,749	13,203
Short-term operating lease liabilities (Note 5)	248	276

Total current liabilities	10,510	19,283

LONG-TERM LIABILITIES:
Deferred revenues	1,463	1,690
Deferred tax liabilities (Note 13)	865	899
Accrued severance pay	330	523
Long-term operating lease liabilities (Note 5)	757	969
Other long-term liabilities	274	266

Total long-term liabilities	3,689	4,347

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2022 and 2021; Issued and outstanding: 23,309,987 and 23,301,653 shares at December 31, 2022 and 2021, respectively	6,799	6,796
Additional paid-in capital	30,503	30,394
Accumulated other comprehensive income	(758)	1,222
Foreign currency translation adjustments (Company's standalone financial statements)	9,654	9,687
Accumulated deficit	(8,511)	(12,342)

Total shareholders' equity (Note 11)	37,687	35,757

Total liabilities and shareholders' equity	$51,886	$59,387

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2022	2021	2020

Revenues	$35,558	$34,916	$33,351
Cost of revenues	14,056	12,935	11,244

Gross profit	21,502	21,981	22,107

Operating expenses:
Research and development, net	4,032	3,933	3,970
Selling and marketing	9,008	9,998	8,609
General and administrative	6,978	6,969	6,475

Total operating expenses	20,018	20,900	19,054

Operating income	1,484	1,081	3,053
Financial income (expenses), net (Note 16)	141	(1,011)	(1,017)

Income before income taxes	1,625	70	2,036
Taxes on income (tax benefit) (Note 13)	(2,404)	2,261	1,770

Net income (loss) from continuing operations	4,029	(2,191)	266
Net income (loss) from discontinued operations (Note 1b)	(198)	8,607	436

Net income	$3,831	$6,416	$702

Net income (loss) attributable to:
Non-controlling interests from continuing operations	$-	$(1)	$(23)
Redeemable non-controlling interests from continuing operations	-	-	365
Senstar shareholders	3,831	6,417	360

Net income	$3,831	$6,416	$702

Basic net income (loss) per share:
Continuing operations	$0.17	$(0.09)	$0.01
Discontinued operations	(0.01)	0.37	0.00

Basic net income per share	$0.16	$0.28	$0.01

Diluted net income (loss) per share:
Continuing operations	$0.17	$(0.09)	$0.01
Discontinued operations	(0.01)	0.37	0.00

Diluted net income per share	$0.16	$0.28	$0.01

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020

Net income	$3,831	$6,416	$702
Realized foreign currency translation adjustments from subsidiaries	-	1,442	-
Foreign currency translation adjustments	(1,980)	(254)	661

Total other comprehensive income	(1,980)	1,188	661

Total comprehensive income	$1,851	$7,604	$1,363

Total comprehensive income (loss) attributable to:
Non-controlling interests	$-	$-	$(23)
Redeemable non-controlling interests	-	-	619
Senstar shareholders	1,851	7,604	767

Total comprehensive income	$1,851	$7,604	$1,363

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES LTD.  AND ITS SUBSIDIARIES

(Formerly: Magal Security Systems Ltd.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment - the Company	Retained earnings (accumulated deficit)	Non- controlling interests	Total shareholders' equity

Balance as of January 1, 2020	23,153,985	$6,750	$94,696	$(627)	$5,924	$(18,961)	$24	$87,806

Issuance of shares upon exercise of employee stock options	10,000	3	38	-	-	-	-	41
Stock-based compensation	-	-	231	-	-	-	-	231
Cash distribution paid to Company’s shareholders	-	-	(25,000)	-	-	-	-	(25,000)
Foreign currency translation adjustments- the Company	-	-	-	-	3,180	-	-	3,180
Comprehensive income (loss):
Net income (loss)	-	-	-	-	-	360	(23)	337
Foreign currency translation adjustments	-	-	-	661	-	-	-	661
Adjustment to the redemption value of redeemable non-controlling interests	-	-	-	-	-	(158)	-	(158)

Balance as of December 31, 2020	23,163,985	6,753	69,965	34	9,104	(18,759)	1	67,098

Issuance of shares upon exercise of employee stock options	137,668	43	391	-	-	-	-	434
Stock-based compensation	-	-	155	-	-	-	-	155
Cash distribution paid to Company’s shareholders	-	-	(40,117)	-	-	-	-	(40,117)
Foreign currency translation adjustments- the Company	-	-	-	-	583	-	-	583
Comprehensive income (loss):
Net income (loss)	-	-	-	-	-	6,417	(1)	6,416
Realized foreign currency translation adjustments	-	-	-	1,442	-	-	-	1,442
Foreign currency translation adjustments	-	-	-	(254)	-	-	-	(254)

Balance as of December 31, 2021	23,301,653	$6,796	$30,394	$1,222	$9,687	$(12,342)	$-	$35,757

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment - the Company	Retained earnings (accumulated deficit)	Total shareholders' equity

Balance as of December 31, 2021	23,301,653	$6,796	$30,394	$1,222	$9,687	$(12,342)	$35,757

Issuance of shares upon exercise of employee stock options	8,334	3	16	-	-	-	19
Stock-based compensation	-	-	93	-	-	-	93
Foreign currency translation adjustments- the Company	-	-	-	-	(33)	-	(33)
Comprehensive income (loss):
Net income	-	-	-	-	-	3,831	3,831
Foreign currency translation adjustments	-	-	-	(1,980)	-	-	(1,980)

Balance as of December 31, 2022	23,309,987	$6,799	$30,503	$(758)	$9,654	$(8,511)	$37,687

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from operating activities:

Net income	$3,831	$6,416	$702
Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,430	1,869	1,956
Loss on sale of property and equipment	-	-	17
Increase (decrease) in accrued interest and exchange differences on short-term and other long-term liabilities	-	-	(155)
Stock based compensation	93	155	231
Decrease (increase) in trade receivables, net	(2,539)	11,097	(1,626)
Decrease (increase) in unbilled accounts receivable	(339)	2,593	(2,135)
Decrease (increase) in other accounts receivable and prepaid expenses	455	(10)	(555)
Decrease (increase) in inventories	(3,152)	(683)	845
Increase in long-term trade receivables	-	7	13
Decrease (increase) in deferred income taxes	(1,420)	1,350	879
Decrease in operating lease right-of-use assets	261	917	1,542
Increase in operating lease liabilities	(257)	(977)	(1,486)
Increase (decrease) in trade payables	(161)	(771)	1,855
Increase (decrease) in other accounts payable and accrued expenses and deferred revenues	(7,435)	(229)	1,803
Decrease in customer advances	(143)	(540)	(1,462)
Accrued severance pay, net	(139)	(277)	(107)
Gain on divestiture of the Integrated Solutions Division (see Note 1b)	-	(14,888)	-

Net cash provided by (used in) operating activities	$(9,515)	$6,029	$2,317

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from investing activities:

Investment in restricted deposits	-	-	77
Release (investment) of short-term and long-term bank deposits	(108)	65	16,978
Proceeds from sale of property and equipment	29	-	40
Purchase of property and equipment	(158)	(792)	(816)
Asset acquisition of technology, know-how and patents	-	(169)	(59)
Proceeds from divestiture of the Integrated Solutions Division (see Note 1b)	-	32,621	-

Net cash provided by (used in) investing activities	(237)	31,725	16,220

Cash flows from financing activities:

Cash distribution to Company’s shareholders	-	(40,117)	(25,000)
Dividend to redeemable non-controlling interests	-	-	(1,935)
Purchase of redeemable non-controlling interest	-	-	(1,891)
Proceeds from issuance of shares upon exercise of options to employees	19	434	41

Net cash provided by (used in) financing activities	19	(39,683)	(28,785)

Effect of exchange rate changes on cash and cash equivalents	(1,727)	981	2,828

Decrease in cash, cash equivalents and restricted cash	(11,460)	(948)	(7,420)
Cash, cash equivalents and restricted cash at the beginning of the year, including cash attributable to discontinued operations	26,397	27,345	34,765

Cash, cash equivalents and restricted cash at the end of the year, including cash attributable to discontinued operations	14,937	26,397	27,345

Less - cash, cash equivalents and restricted cash attributable to discontinued operations	-	-	2,814

Cash, cash equivalents and restricted cash from continuing operations	$14,937	$26,397	$24,531

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020

Supplemental disclosures of cash flows activities:

Cash and cash equivalents	$14,937	$26,397	$27,093
Restricted cash	-	-	252

Total Cash, cash equivalents and restricted cash	$14,937	$26,397	$27,345

Cash paid during the year for:

Interest	$110	$-	$167

Income taxes	$1,412	$1,971	$2,454

Significant non-cash transactions:

Right-of-use asset recognized with corresponding lease liability	$151	$444	$1,167

The accompanying notes are an integral part of the consolidated financial statements.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

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

b.
On February 7, 2021, the Company entered into an agreement (the “Purchase Agreement”) with Aeronautics Ltd., a subsidiary of RAFAEL Advanced Defense Systems Ltd., to sell the Company’s Integrated Solutions Division (the “Projects Division”), representing substantially all of the Company’s Integrated Solutions segment for total consideration of $35 million in cash at closing. On June 30, 2021, the Company completed the sale. The divestiture of the Company’s Integrated Solutions Division represented a strategic shift in the Company's operations.

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

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

Following the sale of the Project Division, the Project Division's results of operations and statement of financial position balances are disclosed as a discontinued operation, including the resulting income from the sale. All prior periods comparable results of operation have been retroactively included in discontinued operations.

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

The following table presents the gain associated with the sale, presented in the results of our discontinued operations below, for the year ended December 31, 2021:

Gross purchase price	$35,000
Provision (1)	(4,049)
Net assets sold	(14,621)
Realized foreign currency translation adjustments	(1,442)
Total net gain on divestiture of the Integrated Solutions Division	$14,888

The carrying value of the net assets sold as follows:

Cash and cash equivalents	$2,008
Restricted cash and deposits	371
Trade receivables and Unbilled accounts receivable	11,323
Other accounts receivable and prepaid expenses	3,140
Inventories	7,120
Deferred tax assets	2,083
Operating lease right-of-use assets, net of operating lease liabilities	46
Other long-term assets	42
Property and equipment, net	3,926
Goodwill and intangible assets, net	302
Trade payables	(4,156)
Customer advances	(3,420)
Other accounts payable and accrued expenses and deferred revenues	(8,123)
Severance pay, net	(41)

Total net assets sold	$14,621

(1)
According to the Purchase Agreement of the Integrated Solutions division dated February 7, 2021, the Company was financially liable for the outcome of Magal Mexico's dispute with the Mexican tax authorities and has to indemnify Aeronautics Ltd. For further information and final resolution of the dispute refer to Note 10b.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The following table presents the results of the discontinued operations for the years ended December 31, 2022, 2021 and 2020, are presented below:

	Year ended December 31,
	2022	2021	2020

Revenues	$-	$17,177	$48,113
Cost of revenues	-	14,906	35,783

Gross profit	-	2,271	12,330

Operating expenses:
Research and development, net	-	828	1,688
Selling and marketing	-	2,223	5,274
General and administrative	-	3,814	3,238

Total operating expenses	-	6,865	10,200

Operating income (loss)	-	(4,594)	2,130
Financial expenses, net	-	(76)	(463)

Income (loss) before income taxes	-	(4,670)	1,667
Taxes on income	-	1,611	1,231

Income (loss) after income taxes	-	(6,281)	436
Capital gain from discontinued operation	(198)	14,888	-

Net income (loss) from discontinued operation	$(198)	$8,607	$436

The following table presents cash flows for discontinued operations:

	Year ended December 31,
	2022	2021	2020

Net cash provided by (used in) discontinued operating activities	$(4,180)	$1,392	$963

Net cash provided by (used in) discontinued investing activities	$-	$32,447	$(461)

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), followed on a consistent basis.

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such management estimates and assumptions are related, but not limited to estimates used in determining values of goodwill and identifiable intangible assets, revenue recognition, allowances for credit losses, inventory write-offs, warranty provision, tax assets and tax positions, legal contingencies, amounts classified as discontinued operations and stock-based compensation costs. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The Company's revenues are generated in U.S. dollars, EURO, Canadian dollars and NIS. In addition, most of the Parent Company's costs are incurred in NIS. The Company's management believes that the NIS is the primary currency of the economic environment in which the Parent Company operates.

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

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

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

On December 31, 2020, the Company acquired the remaining 45% redeemable non-controlling interest in ESC BAZ. Ltd ("ESC BAZ") for total consideration of $1,891. ESC BAZ was sold as part of the Integrated Solutions Division sale (see Note 1b).

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible into cash with original maturities of three months or less at the date acquired.

e.	Short-term and long-term restricted cash and deposits:

Short-term restricted cash and deposits are primarily invested in certificates of deposit that are restricted to withdrawals or use up to one year. Such certificates of deposit are used primarily as collateral for performance and advance payment guarantees to customers.

Long-term restricted cash and deposits are primarily invested in certificates of deposit that are restricted to withdrawals or use for a period for more than one year. Such certificates of deposit are used primarily as collateral for performance guarantees to customers.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

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

During the years ended December 31, 2022, 2021 and 2020, the Company recorded inventory write-offs in the amounts of $21, $95 and $29, respectively. Such write-offs were included in cost of revenues.

h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Buildings	3 - 4
Machinery and equipment	10 - 33 (mainly 10%)
Motor vehicles	15 - 20
Promotional displays	10 - 25
Office furniture and equipment	20 - 33
Leasehold improvements	By the shorter of the term of the lease or the useful life of the assets

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Intangible assets:

Intangible assets are comprised of patents, capitalized and acquired technology and customer relations.

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

The Company's long-lived assets (assets group) to be held or used, including right of use assets and intangible assets that are subject to amortization, are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During the years ended December 2022, 2021 and 2020, the Company did not record any impairment charges attributable to long-lived assets.

k.	Goodwill:

Goodwill and certain other purchased intangible assets have been recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an impairment test.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

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

Starting June 30, 2021, as a result of the sale of the Integrated Solutions segment (see Note 1b), the Company began operating as one operating segment with a single reporting unit.

In 2020 the Company operated as two operating segments. For the purposes of impairment testing of goodwill, the Company identified two reporting units to which goodwill relates: (1) Products reporting unit which comprises the Products segment and; (2) ESC BAZ reporting unit within the Integrated Solutions segment.

For the years ended December 31, 2022, 2021 and 2020, no impairment losses were recorded.

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

Acquisition of non-controlling interests in ESC BAZ:

On December 31, 2020, the Company acquired the remaining 45% interest in ESC BAZ, increasing its ownership interest to 100% in consideration of $1,891 to the non-controlling interest shareholders. ESC BAZ was sold as part of the Integrated Solutions Division sale (see Note 1b).

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

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

Following the sale of the Integrated Solution Division, the Company generates its revenues mainly from: (1) sales of security products; (2) services and maintenance, which are performed either on a fixed-price basis or as time-and-materials based contracts; and (3) software license fees and related services (4) force protection systems project for which revenues are generated from long-term fixed price contracts

The Company enters into contracts that can include combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. The perpetual license is distinct as the customer can derive the economic benefit of the software without any professional services, updates or technical support.

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

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

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

Revenues for performance obligations that are not recognized over time are recognized at the point in time when control is transferred to the customer (which is generally upon delivery) and included mainly revenues from the sales of security products without significant installation work. The Company generally does not provide a right of return to its customers. For performance obligations that are satisfied at a point in time, the Company evaluated the point in time when the customer can direct the use of, and obtain the benefits from, the products. Shipping and handling costs are not considered performance obligations and are included in cost of sales as incurred.

Services and maintenance are performed under either fixed-price or time-and-materials based contracts. Under fixed-price contracts, the Company agreed to perform certain work for a fixed price. Under time-and-materials contracts, the Company is reimbursed for labor hours at negotiated hourly billing rates and for materials. The Company's service contracts included contracts in which the customer simultaneously receives and consumes the benefits provided as the performance obligations are satisfied, accordingly, related revenues are recognized, as those services are performed or over the term of the related agreements.

For the Company's force protection systems contract, where the Company's performance does not create an asset with an alternative use, the Company recognized revenue over performance time because of continuous transfer of control to the customer. For these performance obligations that are satisfied over time, the Company recognizes revenue using an input method with revenue amounts being recognized proportionately as costs are incurred relative to the total expected costs to satisfy the performance obligation.

Remaining performance obligations:

Remaining performance obligations represent the future revenues expected to be recognized on firm orders received by the Company and are equivalent to the Company’s remaining performance obligations at the end of each period for a remaining period of more than a year. The Company's remaining performance obligations as of December 31, 2022 was $9.5 million, out of which the Company expects to recognize approximately 25% as revenue in 2023, with the remainder to be recognized thereafter.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred revenues and customer advances:

Deferred revenues and customer advances decreased by $0.2 million compared to the beginning balance of $4.8 million as of January 1, 2022. The decrease was primarily as a result of $4 million of recognized revenues from deferred revenues and customer advances as well as $0.2 million of exchange rate impact. This was offset by $4 million of new unearned amounts under contracts. The above resulted in an ending balance of $4.6 million as of December 31, 2022.

Unbilled accounts receivable:

Unbilled accounts receivable increased by $0.4 million compared to the beginning balance as of January 1, 2022. The increase was primarily due to $0.4 million of recognized revenues in advance of contractual billing during the year. The above resulted in an ending balance of $0.4 million as of December 31, 2022.

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

At the inception of a contract, the Company also evaluated and determined if a contract should be separated into more than one performance obligation. The Company's installation of comprehensive security systems contracts usually includes one-performance obligations due to a significant customization for each customer's specific needs and integrated system or solution.

For most of the Company's comprehensive security systems installation contracts, where the Company's performance does not create an asset with an alternative use, the Company recognized revenue over performance time because of continuous transfer of control to the customer. For these performance obligations that are satisfied over time, the Company generally recognizes revenue using an input method with revenue amounts being recognized proportionately as costs are incurred relative to the total expected costs to satisfy the performance obligation.

The Company believed that costs incurred as a portion of total estimated costs is an appropriate measure of progress towards satisfaction of the performance obligation since this measure reasonably depicts the progress of the work effort and the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

To the extent, the transaction price includes variable consideration (e.g., contract penalties, unpriced change orders or like measures), the Company estimated the most likely amount that should be included in the transaction price subject to constraints based on the specific facts and circumstances.

For contracts that are deemed to be loss contracts, the Company established forward loss reserves for total estimated costs that are in excess of total estimated consideration under a contract in the period in which they become probable. Fees are payable upon completion of agreed upon milestones and subject to customer acceptance. Amounts of revenues recognized in advance of contractual billing are recorded as unbilled accounts receivable. In most instances, the period between the advanced recognition of revenues and the customers' billing generally ranges between one to six months.

n.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation". ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the award is recognized as an expense over the requisite service periods in the Company's consolidated income statement.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the accelerated attribution method over the vesting period. The Company accounts for forfeitures as they occur.

During the years ended December 31, 2022, 2021 and 2020, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $93, $155 and $231, respectively.

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

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The expected term of options granted is derived from the output of the option valuation model and represents the period that options granted are expected to be outstanding. During the year ended December 31, 2022 no options were granted.

The following assumptions were used in the Binomial option pricing model for the years ended December 31, 2021 and 2020 (no options were granted in 2022):

	2021	2020

Dividend yield	0%	0%
Expected volatility	38.96%-42.17%	33.56%-36.45%
Risk-free interest	0.67%-1.19%	0.32%-1.51%
Contractual term	5-7 years	5-7 years
Forfeiture rate	13%	10%
Suboptimal exercise multiple	1.29	1.29

o.	Research and development costs:

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

In the years ended December 31, 2021 and 2020, the Company capitalized amounts of $13 and $59, respectively. In 2022, the Company did not capitalize research and development costs.

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

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table provides the detail of the change in the Company's warranty accrual, which is a component of other accrued liabilities in the consolidated balance sheets as of December 31, 2022 and 2021:

	December 31,
	2022	2021

Warranty provision, beginning of year	$157	$179
Charged to costs and expenses relating to new sales	235	112
Utilization or expiration of warranty	(155)	(135)
Foreign currency translation adjustments	(11)	1

Warranty provision, year end	$226	$157

q.	Net earnings per share:

Basic net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share."

Certain of the Company's outstanding stock options have been excluded from the calculation of the diluted earnings per share because such options are anti-dilutive. The total weighted average number of the Company's ordinary shares related to the outstanding options excluded from the calculations of diluted earnings per share was 554,916 shares, 610,083 shares and 789,440 shares for the years ended December 31, 2022, 2021 and 2020, respectively.

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits, trade receivables, unbilled accounts receivable and long-term trade receivables.

As of December 31, 2022, $8,836 of the Company's cash and cash equivalents and restricted cash and short-term deposits were invested in major Israeli and U.S. banks, and approximately $6,216 were invested in other banks, mainly with the Royal Bank of Canada, Deutsche Bank and Natwest Bank. The Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the accompanying consolidated balance sheets exceed federally insured limits. Generally, these deposits may be redeemed upon demand and therefore, bear low risk.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

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

Changes in the Company's allowance for credit losses related to accounts receivables during the two years ended December 31, 2022 and 2021 are as follows:

	Year ended December 31,
	2022	2021

Balance at the beginning of the year	$125	$719
Credit losses expenses during the year	30	124
Customer write-offs or collections during the year	(46)	(716)
Exchange rate	(6)	(2)

	$103	$125

As of December 31, 2022, the Company has no significant off-balance sheet concentrations of credit risk, such as foreign exchange contracts or foreign hedging arrangements.

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

In the year ended December 31, 2022, the Company recorded tax benefit in connection with uncertainties in income taxes of $993. In the years ended December 31, 2021 and 2020, the Company recorded tax expenses in connection with uncertainties in income taxes of $126 and $312, respectively.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

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

On December 31, 2007, the then Chairman of the Company's Board of Directors, retired from his position. His retirement agreement included certain perquisites from the Company for the rest of his life. As of December 31, 2022, the actuarial value of these perquisites is estimated at approximately $330. This provision was included as part of accrued severance pay.

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

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

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

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2022, 2021 and 2020 were $152, $107 and $43, respectively.

w.	Comprehensive income (loss):

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

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Changes in the Company's accumulated other comprehensive income (loss), net for the years ended December 31, 2022, 2021 and 2020 are as follows:

	Year ended December 31,
	2022	2021	2020

Balance at the beginning of the year	$1,222	$34	$(627)
Foreign currency translation adjustments	(1,980)	(254)	661
Realized foreign currency translation adjustments	-	1,442	-

Total accumulated other comprehensive income (loss)	$(758)	$1,222	$34

x.	Non-controlling interest:

In 2018, the Company established a company in Kenya, which was 51% owned by the Company and 49% owned by a local partner. The non-controlling interest relating to the subsidiary was not material in 2021 and 2020. The subsidiary was sold as part of the Integrated Solutions Division sale (see Note 1b).

y.	Leases:

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

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

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

z.	Impact of recently issued and adopted accounting standards:

In November 2021, the FASB issued Accounting Standards Update No. 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. Under ASU 2021-10, the accounting entities with transactions with a government that are accounted for by analogy to a grant or contribution accounting model are required to annually disclose certain information regarding the transaction including: (i) nature and related accounting policy used; (ii) line items on the balance sheet and income statement affected by the transactions; (iii) amounts applicable to each line item; and (iv) significant terms and conditions. This guidance is effective for financial statements issued for annual periods beginning after December 15, 2021. The adoption of this ASU had an immaterial impact on the Company’s consolidated financial statements.

aa.	New accounting pronouncements not yet effective:

As of December 31, 2022, there are no recently issued accounting pronouncements that have not yet been adopted that are expected to have a material effect on the Company’s consolidated financial statements.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2022	2021

Prepaid expenses	$696	$658
Government authorities	570	967
Others	175	385

	$1,441	$2,010

NOTE 4:-	INVENTORIES

	December 31,
	2022	2021

Raw materials	$2,105	$1,553
Work in progress	911	599
Finished products	5,427	3,599

	$8,443	$5,751

NOTE 5:-	LEASES

The Company entered into operating leases primarily for offices and cars. The leases have remaining lease terms of up to 5.1 years.

The Company also elected the practical expedient (by class of underlying asset) to not separate lease and non-lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component for its leased cars.

a.	Supplemental balance sheet information related to operating leases is as follows:

	December 31,
	2022	2021

Operating lease ROU assets	$987	$1,228
Operating lease liabilities, current	$248	$276
Operating lease liabilities, long-term	$757	$969
Weighted average remaining lease term (in years)	3.32	2.71
Weighted average discount rate	3.46%	3.25%

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	LEASES (Cont.)

b.	Future lease payments under operating leases as of December 31, 2022, are as follows:

December 31,

2023	$316
2024	265
2025	233
2026	166
2027 and thereafter	144

Total future lease payments	1,124
Less - imputed interest	(119)

Total lease liability balance	$1,005

c.
Operating lease expenses amounted to $360, $421 and $438 for the years ended December 31, 2022, 2021 and 2020, respectively. Operating lease expenses with a term of twelve months or less were immaterial.

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

a.	Composition:

	December 31,
	2022	2021
Cost:

Land and buildings	$2,767	$2,924
Machinery and equipment	2,636	2,861
Motor vehicles	289	580
Promotional displays	257	244
Office furniture and equipment	2,289	2,350

	8,238	8,959
Accumulated depreciation:

Buildings	1,846	1,841
Machinery and equipment	2,322	2,366
Motor vehicles	179	414
Promotional displays	219	192
Office furniture and equipment	2,021	2,037

	6,587	6,850

Property and equipment, net	$1,651	$2,109

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	PROPERTY AND EQUIPMENT, NET (Cont.)

b.	Depreciation expenses amounted to $482, $519 and $434 for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 7:-	INTANGIBLE ASSETS, NET

a.	Composition:

	December 31,
	2022	2021
Cost:

Know-how and patents	$3,230	$3,397
Technology	6,337	6,487
Customer relationships	1,046	1,093

	10,613	10,977
Accumulated amortization:

Know-how and patents	3,211	3,372
Technology	5,307	4,490
Customer relationships	953	929

	9,471	8,791

Intangible assets, net	$1,142	$2,186

b.	Amortization expenses related to intangible assets amounted to $948, $973 and $778 for the years ended December 31, 2022, 2021 and 2020, respectively.

c.	Estimated amortization of intangible assets for the years ended:

December 31,

2023	$463
2024	326
2025	318
2026	32
2027	3

$1,142

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	GOODWILL

With effect from June 30, 2021, as a result of the sale of the Integrated Solutions segment (see Note 1b), the Company operates in one operating segment, and this segment comprises from only one reporting unit.

The goodwill balance associated with Integrated Solutions segment has been reclassified to Long-term assets of discontinued operations on the Consolidated Balance Sheet for the year ended December 31, 2020.

During the fourth quarter of 2022, the Company performed the annual impairment test for goodwill for its reporting unit using a quantitative testing approach. The Company compared the carrying amount of the reporting unit to the estimated fair value using discounted cash flow calculations. Based on the evaluation performed, the Company determined that the fair value of the reporting unit exceeded its carrying amount, and therefore, the Company determined that goodwill was not impaired.

The changes in the carrying amount of goodwill associated with continuing operations and appearing in the accompanying consolidated balance sheets as of December 31, 2021 and 2020 are as follows:

Total

As of January 1, 2021	$11,507

Foreign currency translation adjustments	(58)

As of December 31, 2021	11,449

Foreign currency translation adjustments	(583)

As of December 31, 2022	$10,866

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2022	2021

Employees and payroll accruals	$1,696	$2,807
Accrued expenses	1,365	6,173
Government authorities	529	2,090
Uncertain tax positions	1,053	2,003
Others	106	130

	$4,749	$13,203

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Guarantees:

As of December 31, 2022 and 2021, the Company had credit lines of approximately $2,117 and $13,068, out of which $1,595 and $5,316 were utilized for bank performance guarantees, advance payment guarantees and bid bond guarantees from several banks, respectively, mainly in Israel and Canada.

b.	Legal proceedings:

1)
The Company is subject to legal proceedings arising in the normal course of business. Based on the advice of legal counsel, management believes that these proceedings will not have a material adverse effect on the Company's financial position or results of operations.

2)
In February 2019, Magal Mexico (the Company’s former subsidiary whose shares were sold as part of the Integrated Solutions Division sale (see Note 1b)) initiated a dispute procedure with the Mexican tax authorities requesting the recognition of deduction of certain expenses as claimed by the former Mexican subsidiary’s in its annual tax filings. In July 2019, the tax authorities denied the former Mexican subsidiary position. On September 11, 2019, Magal Mexico filed a nullity claim (administrative trial) against the resolution of the Mexican Internal Revenue Service (Servicio de Administración Tributaria) that had requested the former subsidiary to correct its tax situation by virtue that certain invoices did not produce any legal effect. The claim was admitted and resolved in favor of the former subsidiary on August 5, 2020. This resolution was then challenged by the tax authority, through a motion of review before the Collegiate Courts of Circuit; which resolved the appeal by the tax authority unfavorably to the former Mexican subsidiary, on June 4, 2021. The Collegiate Court had confirmed the legality of the tax resolution and had directed the lower court to issue a similar resolution which was issued on July 2, 2021, whereby the lower court had ruled in favor of the Tax Authority.

On September 21, 2021, the former Mexican subsidiary appealed the resolution by the lower court before the Collegiate Courts of Circuit. In October 2021, the Collegiate Court admitted the appeal, however, on March 14, 2022, the Court notified the resolution whereby it ruled in favor of the Tax Authority, deciding to confirm the challenged resolution. On March 25, 2022, the former Mexican subsidiary appealed the Collegiate Court's decision before the Mexican Supreme Court of Justice. On May 17, 2022, the Mexican Court rejected the former Mexican subsidiary's annulment claim regarding the Mexican Tax authority’s decision not to allow the deduction of expenses and credit of VAT in respect of the engagement of Cuceju by the former Mexican subsidiary.

According to the Purchase Agreement of the Integrated Solutions division dated February 7, 2021, the Company was financially liable for the outcome of this dispute and so has to indemnify Aeronautics Ltd. according to the final tax resolution in this matter.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On July 19, 2022, Aeronautics Ltd. and Magal Security Systems Ltd. (formerly Onlishel Ltd.) (collectively for this section the "Buyer"), and the Company agreed that the Company will reimbursed the Buyer in the amount of $4,250 (approximately 86,855 thousands Mexican Peso, in accordance with the then USD-Mexican Peso exchange rate) (the "Tax Payment Amount"), as set forth in the closing protocol dated June 30, 2021 to the Purchase Agreement. The Buyer committed to pay the Tax Payment Amount to the relevant Mexican tax authorities.

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

As of December 31, 2022, the Company had remaining contingent obligations to pay approximately $600 in royalties not assumed by Aeronautics Ltd. The Company's obligations are contingent upon the unlikely event of future revenues associated with the technologies developed under the said grants.

As an alternative, the Company may be required to pay royalties over the portion of the consideration attributed to the operation derived from the funds provided by the Innovation Authority, up to the maximum amount of the related funds received. Company's management estimated it to be in an immaterial amount.

NOTE 11:- SHAREHOLDERS' EQUITY

a.	Pertinent rights and privileges conferred by Ordinary shares:

The Ordinary shares of the Company are listed on the NASDAQ Global Market. The Ordinary shares confer upon their holders the right to receive notice to participate and vote in the general meetings of the Company and the right to receive dividends, if declared.

b.	Issued and outstanding share capital: 23,309,987 Ordinary shares as of December 31, 2022 and 23, 301,653 Ordinary shares as of December 31, 2021.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

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

As of December 31, 2022, 491,666 Ordinary shares were available for future option grants.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of employee option activity under the Company's stock option plans as of December 31, 2022 and changes during the year ended December 31, 2022 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual life (in months)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2022	620,000	2.777	36.59	157.45
Granted	-	-
Exercised	(8,334)	2.273
Forfeited	(59,334)	2.394

Outstanding as of December 31, 2022	552,332	2.826	26.38	116.81

Exercisable as of December 31, 2022	417,332	2.783	18.85	84.43

The weighted-average grant-date fair value of options granted during the years ended December 31, 2021 and 2020 were $1.56 and $1.09, respectively. No options were granted in 2022. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2022 and the exercise price, multiplied by the number of in-the-money options). This amount changes, based on the fair market value of the Company's stock. As of December 31, 2022, there is no intrinsic value. The total intrinsic value of options exercised for the years ended December 31, 2021 and 2020 were approximately $232 and $8. As of December 31, 2022, there was approximately $75 of unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plan. This cost is expected to be recognized over a period of up to 1.75 years.

The options outstanding as of December 31, 2022 are follows:

Number of options outstanding as of December 31, 2022	Exercise price	Weighted average remaining contractual life	Number of options exercisable as of December 31, 2022
		(In months)

45,000	1.90	43.43	15,000
16,666	2.36	29.90	16,666
1,666	2.66	7.92	1,666
360,000	2.82	17.74	360,000
24,000	3.07	13.19	24,000
35,000	3.23	54.16	-
70,000	3.28	50.05	-

552,332		26.38	417,332

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

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

NOTE 12:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2022	2021	2020
Numerator - continuing operations:

Income (loss) from continuing operations attributable to Senstar shareholders	$4,029	$(2,191)	$266

Numerator - discontinued operations:

Net income (loss) from discontinued operations, less income (loss) attributed to redeemable non-controlling interests and non-controlling interests, including accretion of redeemable non-controlling interests to redemption value	$(198)	$8,607	$(64)

Denominator:

Denominator for basic net earnings per share weighted-average number of shares outstanding	23,308,001	23,208,589	23,154,422
Effect of diluting securities:
Employee stock options	1,975	-	-

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises	23,309,976	23,208,589	23,154,422

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME

a.	Tax laws and tax rates applicable to the Group companies:

The Company and its Israeli subsidiary taxation:

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

Non-Israeli subsidiaries taxation:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of domicile. The tax rates of the Company's non-Israeli subsidiaries range between 19%-30%.

Tax Reform in U.S.:

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the "Act"), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018.

b.	Tax assessments:

The Company received final tax assessments through the 2020 tax year.

The remaining subsidiaries have not received final tax assessments since their incorporation however, the assessments of these subsidiaries are deemed final through the range between 2009-2013 tax years.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

c.	Reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory rate, and the actual tax expense, is as follows:

	Year ended December 31,
	2022	2021	2020

Income (loss) before taxes as reported in the statements of operations	$1,625	$70	$2,036

Tax rate	23%	23%	23%

Theoretical tax	$374	$16	$468

Increase (decrease) in taxes:

Non-deductible items	177	77	136
Losses and other items for which a valuation allowance was provided	230	599	714
Repatriation of undistributed earnings	-	516	144
Realization of carryforward tax losses for which valuation allowance was provided	(175)	-	-
Changes in valuation allowance	(1,362)	(113)	(42)
Tax rate differences in subsidiaries and benefit from reduced tax rates	110	43	88
Provision for uncertain tax positions	(993)	126	312
Taxes in respect of prior years	(562)	1	18
Investment tax credit	(204)	(141)	(132)
Other	1	1,137	64

Taxes on income (tax benefit) in the statements of operations	$(2,404)	$2,261	$1,770

d.	Taxes on income (tax benefit) included in the statements of operations:

	Year ended December 31,
	2022	2021	2020

Current	$(899)	$1,846	$959
Deferred	(1,505)	415	811

	$(2,404)	$2,261	$1,770

Domestic	$(1,583)	$1,707	$499
Foreign	(821)	554	1,271

	$(2,404)	$2,261	$1,770

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2022	2021
Deferred tax assets:

Operating losses carry forwards	$3,548	$3,471
Reserves, tax allowances, capital losses carry forwards, operating lease and others	4,029	3,952

Total deferred taxes before valuation allowance	7,577	7,423
Valuation allowance	(5,045)	(5,478)

Deferred tax assets, net:	2,532	1,945

Deferred tax liabilities:

Property and equipment, intangible assets, operating lease and others	(721)	(1,647)
Undistributed earnings of subsidiaries	(695)	(695)

Deferred tax liabilities:	(1,416)	(2,342)

Net deferred tax assets (liability)	$1,116	$(397)

Domestic	$(695)	$(695)

Foreign	$1,811	$298

Prion to 2021, the Company previously considered the undistributed earnings of all its non-Israeli subsidiaries to be indefinitely reinvested since the Company's Board of Directors has determined that the Company will not distribute any amounts of its undistributed earnings as dividends. Accordingly, the Company recorded no deferred income taxes associated with such undistributed earnings. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

Following the sale of the Integrated Solutions segment on June 30, 2021 (see Note 1b), the Company reevaluated its historic assertion and no longer consider the earnings of certain of its non-Israeli’s subsidiaries to be indefinitely reinvested since the cash generated from some of the foreign subsidiaries will be distributed. As a result of the change in assertion, the impact of a repatriation of the undistributed earnings resulted in recording a deferred tax liability consisting of potential withholding and distribution taxes of $0.7 million as of December 31, 2022.

During the year ended December 31, 2022, the Company released valuation allowance against the deferred tax assets primarily related to carryforward tax losses and other temporary differences in USA. The Company provided valuation allowance for a portion of the deferred tax regarding the carryforwards losses and other temporary differences that management believes are not expected to be realized in the foreseeable future (see Note 13g).

f.	The domestic and foreign components of income (loss) before taxes are as follows:

	Year ended December 31,
	2022	2021	2020

Domestic	$(2,182)	$(2,608)	$(3,799)
Foreign	3,807	2,678	5,835

	$1,625	$70	$2,036

g. Net operating carryforward tax losses:

The Parent Company has estimated total available carryforward operating tax losses of $9,374 to offset against future taxable income. As of December 31, 2022, the Parent Company recorded a full valuation allowance on these carry forward tax losses due to the uncertainty of their future realization. There is no time limitation for the realization of such tax losses. The Company's subsidiaries have estimated total available carryforward operating tax losses of $5,638, which may be used to offset against future taxable income, for periods ranging between 1 to 20 years. As of December 31, 2022, the Company recorded a net deferred tax asset after valuation allowance in the amount of $1,693 for its subsidiaries' carryforward tax losses.

Utilization of U.S. net operating losses (federal and state net operating losses) may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

h.	Uncertain tax positions:

As of December 31, 2022 and 2021, balances in respect to ASC 740, "Income Taxes" amounted to $1,053 and $2,003, respectively. A reconciliation of the beginning and ending amount of unrecognized tax positions is as follows:

	December 31,
	2022	2021

Balance at the beginning of the year	$2,003	$2,388

Additions based on tax positions taken related to the current year	94	225
Reduction related to expirations of statute of limitations or settlements of tax matters	(1,087)	(622)
Foreign currency translation adjustments	43	12

Balance at the end of the year	$1,053	$2,003

Substantially all the balance of unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate.

NOTE 14:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company compensates its Executive Chairman of the Board for services provided to the Company commencing October 1, 2014.

In addition to the directors' fees paid by the Company to all of its directors, the Company pays for his services: (i) a monthly payment of approximately $4 for time devoted to such position; and (ii) an annual cash bonus of $30 that is payable only if the Company's net profit pursuant to its annual audited and consolidated financial statement exceeds $5,000. The annual cash bonus is payable commencing as of the fiscal year 2015 and will be paid, if earned, as set forth in the Compensation Policy.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SEGMENT INFORMATION

Historically, the Company had two operating segments, which also represented its reportable segments. The Integrated Solutions Division (“Projects” segment) and Senstar Product division (“Products” segment). On June 30, 2021, the Projects segment was sold (see note 1b). Therefore, the results of the Company’s Projects segment were classified as discontinued operations in the Company’s consolidated statements of operations and thus excluded from both continuing operations and segment results for all periods presented. Accordingly, the Company now have one reportable segment with the change reflected in all periods presented.

Geographical information:

The following is a summary of revenues within geographic areas based on end customers’ location and long-lived assets:

1.          Revenues:

	Year ended December 31,
	2022	2021	2020

North America	$16,042	$15,902	$17,520
Europe	10,396	8,913	9,052
APAC	6,571	8,387	5,267
South and Latin America	1,334	1,296	1,322
Israel	1,195	317	-
Others	20	101	190

	$35,558	$34,916	$33,351

2.          Long-lived assets:

	December 31,
	2022	2021

Israel	$170	$289
Europe	1,268	1,413
USA	1,764	1,816
Canada	11,375	13,374
Others	69	80

	$14,646	$16,972

Long-lived assets include operating lease right-of-use assets, property and equipment, net, intangible assets, net and goodwill.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA

Financial expenses:

	Year ended December 31,
	2022	2021	2020
Financial expenses:

Interest on short-term and long-term bank credit and bank charges and others	$(273)	$(52)	$(159)
Foreign exchange loss, net	-	(985)	(1,004)

	(273)	(1,037)	(1,163)
Financial income:

Interest on short-term and long-term bank deposits	48	26	146
Foreign exchange income, net	366	-	-

	414	26	146

Financial income (expenses), net	$141	$(1,011)	$(1,017)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to annual report on its behalf.

SENSTAR TECHNOLOGIES LTD. By: /s/ Dror Sharon Name: Dror Sharon Title: Chief Executive Officer

Date: April 20, 2023